Form 20-F
period 2005-12-31
Origin Agritech LTD
filed 2006-07-14
CIK 1321851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………………

For the transition period from ___________ to ___________.

Commission file number: 000-51576

Origin Agritech Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

No. 21 Sheng Ming Yuan Road, Chanping District, Beijing 102206, China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares

_______________________________________________________
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 18,203,193 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes	☑ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes	☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes	☑ No

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17	☑ Item 18

ORIGIN AGRITECH LIMITED

TABLE OF CONTENTS

INTRODUCTION
PART I
Item 1.	Identity of Directors, Senior Management and Advisers
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4.	Information on the Company
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Item 12.	Description of Securities Other than Equity Securities

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16A.	Audit Committee Financial Expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accountant Fees and Services
Item 16D.	Exemption from the Listing Standard for Audit Committees
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART III
Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits

EX-1.1	Memorandum and Articles of Association of Origin Agritech Limited re-registered under the new Business Companies Act of the British Virgin Islands as of July 10, 2006.
EX-4.2	Form of Employee Share Option Agreement of Origin Agritech Limited.
EX-4.16
Form Equity Transfer Agreement between Beijing Origin and shareholders of Denong Zhengcheng Seed Co., Ltd. pursuant to which Beijing Origin acquired 52.21% equity interest in Denong Zhengcheng Seed Co., Ltd.

EX-4.17	Equity Transfer Agreement between Beijing Origin and Jilin Academy of Agriculture Science dated as of December 6, 2005.
EX-4.18	Equity Transfer Agreement between Beijing Origin and China National Center for Biotechnology Development dated as of December 28, 2004.
EX-4.19	Capital Contribution Agreement.
EX-4.20	New Corn Seed Liyu 35 Joint Development Agreement between Beijing Origin and Shijiazhuang Liyu Technology Development Co., Ltd.
EX-4.21	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 31, 2002.
EX-4.22	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 9, 2003.
EX-4.23	Technology Transfer and Cooperation Agreement Concerning a New Corn Hybrid Yuyu 20.
EX-4.24	Renminbi Capital Loan Contract.
EX-4.25	Mortgage Contract.

EX-4.26	Form of Hybrid Corn Seed Sales Contract.
EX-8.1	List of subsidiaries.
EX-12.1	CEO CERTIFICATION
EX-12.2	CFO CERTIFICATION
EX-13.1	CEO CERTIFICATION PURSUANT TO SECTION 906
EX-13.2	CFO CERTIFICATION PURSUANT TO SECTION 906

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•
“we,” “us,” “our company,” “our” the “Company” and Origin refer to Origin Agritech Limited and, in the context of describing our operations, also include our PRC operating companies: Beijing Origin Seed Limited, Changchun Origin Seed Technology Development Limited, Henan Origin Cotton Technology Development Limited and Beijing Origin State Harvest Biotechnology Limited;

•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and

•
all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies, including how we effect our goals and strategies;

•	our expectations for our future business development, business prospects, results of operations and financial condition;

•	expected changes in our margins and certain costs or expenditures;

•	our future pricing strategies or policies;

•	our plans to expand our business operations and product offerings;

•	expected changes in the respective shares of our revenues from particular sources;

•	competition in the crop seed industry in China;

•	the future development of the crop seed industry in China;

•	our plans for staffing, research and development and regional focus;

•	PRC governmental policies relating to the crop seed industry; and

•	other “forward-looking” information.

We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations in these forward-looking statements, including among other things:

•	changing interpretations of generally accepted accounting principles;

•	outcomes of government reviews, inquiries, investigations and related litigation;

•	continued compliance with government regulations;

•	legislation or regulatory environments, requirements or changes adversely affecting the businesses in which we and our PRC operating companies are engaged;

•	fluctuations in customer demand;

•	management of rapid growth;

•	intensity of competition from other providers of crop seeds;

•	timing of approval and market acceptance of new products;

•	general economic conditions; and

•	geopolitical events and regulatory changes.

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D of this annual report, “Key information — Risk Factors” and elsewhere in this annual report.

This annual report also contains information relating to the crop seed market. This market data includes projections that are based on a number of assumptions. The crop seed market may not grow at the rates we project, or at all. The failure of this market to grow at the projected rates may have a material adverse effect on our business and the market price of our shares. In addition, the relatively new and rapidly changing nature of the genetically modified crop seed industry subjects any projections or estimates relating to the growth prospects or future condition of our markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. You should not place undue reliance on these forward-looking statements, and you should read these statements in conjunction with the risk factors disclosed in Item 3.D of this annual report.

All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The following selected consolidated financial information has been derived from our consolidated financial statements. You should read the following information in conjunction with those statements and Item 5, “Operating and Financial Review and Prospects.” The summary consolidated statements of operations and comprehensive income data of the Company for the years ended December 31, 2003, 2004 and 2005 and the summary consolidated balance sheet data of the Company as of December 31, 2004 and 2005 set forth below are derived from, and are qualified in their entirety by reference to, the audited consolidated financial statements of the Company, including the notes thereto, which are included in this annual report. The summary statement of operations data for the years ended December 31, 2001 and 2002, and the summary balance sheet data as of December 31, 2001, 2002 and 2003 set forth below are derived from audited consolidated financial statements of the Company not included herein.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	For the year ended December 31,
	2001	2002	2003	2004	2005
(in thousand, except share data)	RMB	RMB	RMB	RMB	RMB	US$(1)
Consolidated statement of operations and comprehensive income (loss) data:
Net revenues	75,056	98,717	191,645	301,520	207,291	25,687
Cost of revenues	(50,341)	(46,006)	(118,977)	(178,313)	(129,162)	(16,005)
Gross (loss) profit	24,715	52,711	72,668	123,207	78,129	9,682
Selling and marketing	(8,900)	(6,480)	(13,310)	(20,390)	(27,037)	(3,350)
General and administrative	(8,742)	(9,642)	(18,948)	(24,149)	(28,983)	(3,591)
Research and development	(2,497)	(5,372)	(5,288)	(6,774)	(6,977)	(865)
Total operating expenses	(20,139)	(21,494)	(37,546)	(51,313)	(62,997)	(7,806)
other operating income	-	-	-	-	2,309	286
Income (loss) from operations	4,576	31,217	35,122	71,894	17,441	2,162
Interest income	134	440	845	371	886	110
Interest expenses	(172)	(417)	(483)	(831)	(1,829)	(227)
Other income (expense)	6,584	(606)	1,137	149	300	37
Equity in earnings of associated company	-	-	-	1,925	879	109
Income (loss) before income taxes	11,122	30,634	36,621	73,508	17,677	2,191
Income tax	(3,232)	(1,498)	(7,808)	(7,698)	(1,405)	(174)
Income (loss) before minority interests	7,890	29,136	28,813	65,810	16,272	2,017
Minority interests	225	(2,575)	138	(351)	137	17
Net income (loss)	8,115	26,561	28,951	65,459	16,409	2,034
Dividends on preference shares	-	-	-	-	-	-
Income (loss) attributable to ordinary shareholders	8,115	26,561	28,951	65,459	16,409	2,034
Net income per share:
Basic	-	-	2.90	6.55	1.52	0.19
Diluted	-	-	2.90	6.55	1.46	0.18
Shares used in computation:
Basic	-	-	10,000,000	10,000,000	10,786,719	10,786,719
Diluted	-	-	10,000,000	10,000,000	11,220,157	11,220,157

	For the year ended December 31,
	2001	2002	2003	2004	2005
(in thousand)	RMB	RMB	RMB	RMB	RMB	US$
Consolidated balance sheet data:
Cash and cash equivalents	37,308	78,698	49,221	68,848	237,828	29,471
Current working capital(2)	5,333	12,782	10,186	51,897	149,610	18,538
Total assets	97,434	257,388	307,257	416,384	798,769	98,981
Deferred revenue	4,784	74,764	65,296	37,921	181,583	22,501
Total current liabilities	77,212	205,158	227,768	273,002	499,616	61,911
Total liabilities	77,212	208,031	230,640	275,874	504,368	62,500
Minority interests	510	3,271	3,184	3,534	3,234	401
Total shareholders’ equity	19,712	46,086	73,433	136,976	291,167	36,080

(1)
Translations of RMB amounts into U.S. dollars were made at a rate of RMB8.0702 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005.

(2)	Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and revenues are denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, for years ended December 31, 2003, 2004 and 2005, all translations from Renminbi to U.S. dollars in this annual report were made at RMB8.2769, RMB8.2765 and RMB8.0702 per $1.00, respectively, which were the prevailing year end rates for those three years. The prevailing rate on June 30, 2006 was $1.00 to RMB7.9943. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The People’s Bank of China sets and publishes daily a base exchange rate. Until July 21, 2005, the People’s Bank of China set this rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. Beginning on July 21, 2005, the People’s Bank of China has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although governmental policies were introduced in the PRC in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Average(1)	High	Low	Period-end
	(RMB per .$1.00)
2001	8.2770	8.2786	8.2676	8.2766
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2772	8.2769
2004	8.2770	8.2773	8.2765	8.2765
2005	8.1826	8.2765	8.0702	8.0702

2006
January	8.0654	8.0702	8.0596	8.0608
February	8.0512	8.0616	8.0415	8.0415
March	8.0350	8.0505	8.0167	8.0167
April	8.0143	8.0248	8.0040	8.0165
May	8.0131	8.0300	8.0005	8.0215
June	8.0042	8.0225	7.9943	7.9943

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

Risks relating to our business

If we do not manage our growth successfully, our growth and chances for continued profitability may slow or stop.

We have expanded our operations rapidly during the last several years, and we plan to continue to expand with new seed products and distribution outlets. This expansion has created significant demands on our administrative, operational and financial personnel and other resources, particularly our need for working capital. Additional expansion in existing or new markets and new lines of business could strain these resources and increase our need for capital, which may result in cash flow shortages. Our personnel, systems, procedures, controls and existing space may not be adequate to support further expansion.

We have a short operating history and are subject to the risks of any new enterprise, any one of which could limit growth and product and market development.

Our short operating history makes it difficult to predict how our businesses will develop. Accordingly, we face all of the risks and uncertainties encountered by early-stage companies, such as:

•  uncertain growth in the market for, and uncertain market acceptance of, our products and services;

•  the evolving nature of the crop seed business in the PRC, where significant consolidation is likely to occur, leading to the formation of companies better able to compete with us than is currently the case; and

•  the risks of competition, technological change or evolving customer preferences could harm sales of our products or services.

If we are not able to meet the challenges of building our businesses and managing our growth, the likely result will be slowed growth, lower margins, additional operational costs and lower income.

The profitability of our businesses will decrease if we do not continue to find and market products considered valuable by Chinese farmers.

The profitability of our seed business depends on recurring and sustained reorders. Reorder rates are inherently uncertain due to several factors, many of which are outside our control. These include changing customer preferences, competitive price pressures, failure to develop acceptable new products, development of higher quality products by competitors and general economic conditions.

We are currently dependent on licensed seed products for the majority of our revenues, and if we lose the right to produce and sell licensed seeds, we will lose substantial revenues and suffer substantial losses.

The revenue related to licensed hybrid seeds for, 2003, 2004 and 2005 was $23,155,319, $35,933,245, $24,314,206 respectively. Licensed hybrid seeds accounted for 100% of the total seed revenue in 2003, 98.97% of the total seed revenue in 2004, and 93.97% of the total seed revenue in 2005. There were no revenues related to internally developed proprietary hybrid seeds in 2002 and 2003. The amount of revenue related to internally developed proprietary hybrid seeds in 2004 was $375,929, which accounted for 1.03% of the total 2004 seed revenue, while the amount of revenue related to proprietary hybrid seeds in 2005 was $1,558,883, which accounted for 6.03% of the total 2005 seed revenue. We sell a majority of seeds developed and produced under our license agreements with the Corn Research Institute Li County, Hebei Province (now Shijiazhuang Liyu Technology Development Co., Ltd.) and the Henan Agricultural University, representing respectively 48.19% and 35.3% of sales in 2003, 58.64% and 13.2% of sales in 2004, and 49.79% and 16.42% of sales in 2005. If we are not able to develop and produce the licensed seed products or if the current license agreements are terminated, we will suffer a substantial loss of revenue and will suffer substantial business losses. Our financial condition and results of operations may be materially and adversely affected.

We or our licensors may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us or our licensors, may materially disrupt our business.

We cannot be certain that our licensed or self-developed proprietary seed products do not or will not infringe upon intellectual property rights held by third parties. We or any of our licensors may become subject to legal proceedings and claims from time to time relating to the intellectual property of others. If we or our licensors are found to have violated the intellectual property rights of others, we may be required to pay damages and be enjoined from using such intellectual property, and we may incur new or additional licensing fees if we wish to continue using the infringing products, or be forced to develop or license alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.

Due to our size and short operating history, we substantially depend on a few key personnel who, if not retained, could cause declines in productivity and profitability and loss of strategic guidance, all of which would diminish the prospects of the company and value to investors.

Due to our size and short operating history, our success depends to a large extent upon the continued service of a few executive officers and key employees, including:

•  Dr. Gengchen Han;

•  Yasheng Yang; and

•  Liang Yuan.

The loss of the services of one or more of these key employees could have an adverse effect on us and our PRC Operating Companies, as each of these individuals played and continues to play a significant role in developing and executing our overall business plan and maintaining customer relationships and proprietary technology systems. While none of these key personnel is irreplaceable, the loss of the services of any of these individuals would be disruptive to our business. We believe that our overall future success depends in large part upon our ability to attract and retain highly skilled managerial and marketing personnel. There can be no assurance that we will be successful in attracting and retaining such personnel on terms acceptable to them. Inadequate personnel will limit our growth, and will be seen as a detriment to our prospects, leading potentially to a loss in value for investors.

If we do not comply with applicable government regulations, we may be prohibited from continuing some or all of our operations, resulting in a reduction of growth and ultimately market share due to loss of competitive position.

Our revenue depends on receiving approval from the PRC government to market new seed hybrids that we are developing and will develop. In addition, there may be circumstances under which the approvals granted are subject to change without substantial advance notice, and it is possible that we could fail to obtain the approvals that we require to expand our business as we intend to do. The failure to obtain or to maintain such approvals would limit the number and quality of products that we would be able to offer. This reduction in product offerings would cause a reduction in the growth previously experienced and over time would result in loss of market share from the competitive pressures of seeds developed by others that would likely be better than our products.

Our single business line of crop seed development and production does not permit us to spread our business risks among different business segments, such that a disruption in our seed production or the industry would hurt the company more immediately and directly.

We operate mainly in the crop seed business. Without business line diversity, we will not be able to spread the risk of our operations. Therefore, our business opportunities, revenues and income could be more immediately and directly affected by disruptions from such things as drought and disease or widespread problems affecting the industry, such as the absence of farmer credit and payment disruptions and customer rejection of modified crop seeds. If there is a disruption as described above, our revenues and income will be reduced, and our business operations may have to be scaled back.

Natural disasters could damage seed production, in which event we will suffer a loss of production and will suffer consequential losses of revenues, market disruption and reputation, and there is no agriculture insurance in the PRC to cover loss of seed crops.

We produce our seeds using a network of approximately 10,000 farmers, which plant the crops and harvest the seeds for use as crop seeds for the next growing season. As a result, the source of supply for our seeds is subject to all of the risks associated with any agricultural enterprise, including widespread drought, pestilence or other natural disasters. While the use of such a large number of farmers provides some protection against a widespread failure of any particular crop, the majority of seed production farmers are located in just two provinces, making them subject to risks that are somewhat local in nature. We have attempted to manage this risk by obligating ourselves to pay the farmers who produce our seeds only for the quantity of seeds that they produce, thus limiting our expenses somewhat. We have also set up a storage system since 2003 attempting to manage this risk. However, in the event of a widespread failure of the seed crop, we would likely sustain substantial operating losses, due to both the fact that a significant portion of our expenses are fixed overhead and that the loss of a large portion of a seed crop would limit our revenues significantly. Although insurance to protect against such a risk is available in many jurisdictions, such insurance is not available in the PRC.

We rely on our network of approximately 10,000 farmers for production of our seeds, and although our relationship with those farmers has been stable in the past, there are no assurances that those relationships will remain stable in the future, the result of which could limit the amount of seed products available to us for sale to customers and customer loyalty.

We believe we maintain a favorable relationship with the farmers in our seed production network by paying them a higher price for their crop seeds than they would receive by producing other crops for sale in the market. In addition, the large number of farmers on which we rely to produce crop seeds means that no one or even several of them can, acting independently, adversely and materially affect our business. However, events such as a shift in pricing caused by an increase in the value of food crops other than seed crops, increase in land prices or competition could disrupt the chain of supply. Any of these disruptions could limit the supply of seeds that we obtain, adversely affecting supply and thereby lowering revenues from the lack of product to sell. Such disruption could also damage distributor relationships and farmer loyalty to the brand if we cannot supply the quantity of seed expected from them.

The corn seed prices and sales volumes may decrease in any given year with a corresponding reduction in sales, margins and profitability.

During most of our brief existence, the corn seed market has been stable in the PRC, but in the past it was marked by periods of instability. In the future there may be periods of instability during which commodity prices and sales volume might fluctuate greatly. Commodities can be affected by general economic conditions, weather, disease and aspects of demand such as financing, competition and trade restrictions. Although we have followed a branded product strategy to differentiate our products from those of other crop seed producers, the crop seed market continues to behave as a commodity market. As a result, the price that we are able to demand for our seeds is somewhat dependent on the size of the supply of our seeds and the seeds of other producers. Therefore, the potential exists for fluctuation in supply, and consequently in price, in our own markets, even in the absence of significant external events that might cause volatility. As a result, the level of revenues that we receive in any given year is subject to change. Because decisions are made regarding the level of production prior to the time that the volume of orders and the market price for those orders is known, it is possible that we will have too much or not enough product available, each with the attendant impact on revenues, margins and profitability.

Our revenues depend on the ability of a large number of small farmers buying seed for cash because financing for purchases of this size and type is not available; therefore, if a substantial number of our customers become unable to pay for seed, our sales, revenues and profitability will decline.

We have a large and diversified customer base, with no single customer representing more than 1% of our revenues. The large customer base provides some protection against the loss of revenues due to the inability of a significant number of our customers paying for seed that has been previously ordered. However, the unavailability of credit for farmers in the PRC reduces the ability of those farmers to withstand the effects of difficult economic times. The lack of credit could prevent them from fulfilling their purchasing commitments with the result that our revenues and profitability would be reduced.

Competition, both domestic and foreign, may slow or reverse our recent rapid growth, which could result in a decrease in margins and cause an operating loss.

Competition may develop from consolidation within the Chinese seed industry and privatization of seed producers that are extensions of the county governments. A number of companies are developing using more efficient business models. Competition may develop from foreign seed producers who have high-quality products. As competition develops, we will expect our recent rapid growth to slow and will probably experience a reduction in margins. As marketing expenses increase, we may experience operating losses.

Technological change in creating seed hybrids could adversely affect our business, causing a loss in business opportunities, market share and revenues.

We currently rely upon traditional methods of creating crop seed hybrids to develop new products. While these methods are highly effective, there has been an increase in the development of genetically modified agricultural products to increase the quality and quantity of crop yields. This new genetic technology is controversial, and it has not been widely accepted in many regions of the world, including the PRC. However, as the ability to use genetic modification to produce seeds that are superior to or less costly than those that we produce by traditional methods increases, the threat of competition from this source becomes more realistic. A number of factors that are difficult to predict, such as a shift among farmer and consumer attitudes making these kinds of products more or less acceptable, affect the extent to which this potential threat could affect our business prospects.

We are taking steps to respond to the competition risk presented by genetically modified agricultural products. We have commenced our own research and development efforts for genetically modified seeds, and we have entered into an agreement with a research institution in the PRC working on genetic modifications that give us the right to market the seeds they develop. However, there can be no assurance that these efforts will be successful in producing improved seed varieties that are able to compete with those produced by other genetically-modified seed producers.

If we do not comply with PRC regulations, we may not be able to operate our business or we may be fined, causing an adverse effect on our business, operations and revenues.

The PRC has many regulations relating to the seed business, including obtaining and maintaining operating licenses. Seed products also must be licensed and undergo a stringent review process before they may be sold in the PRC. Although we currently have all the necessary licenses, and we believe we are in compliance with applicable laws and regulations for our business, if we are not in compliance then we may be fined or lose the ability to sell a particular seed or operate our business altogether. If the fines are substantial or the ability to sell or operate is withdrawn, this will result in additional costs or the loss of revenues and perhaps our ability to continue as a business.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors. To be confirmed

Depending upon the value of our shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. If we are classified as a “PFIC” in any taxable year in which you hold our shares and you are a U.S. investor, you would generally be taxed at higher ordinary income, rather than lower capital gain rates, if you dispose of shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirements.

We believe that we were not a PFIC for the taxable year 2005. However, there can be no assurance that we will not be a PFIC for the taxable year 2006 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2006 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing cash exceeds the immediate capital needs of our active business is substantial in comparison with the gross income from our business operations.

While we will continue to examine our results under the PFIC tests, we cannot assure you that we will not be a PFIC for any future taxable year. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC please see Item 10E, “Additional Information—Taxation — United States federal income taxation — U.S. Holders — Passive Foreign Investment Company.”

Any diversion of management’s attention to matters related to acquisitions or any delays or difficulties encountered in connection with integrating acquired operations may have an adverse effect on our business, results of operations, and/or financial condition.

We have recently completed several acquisitions involving seed companies. These transactions are designed to contribute to our long-term growth. We must fit such acquisitions into our growth strategies to generate sufficient value to justify their cost. Acquisitions also present other challenges, including geographical coordination, personnel integration and retention of key management personnel, systems integration and the reconciliation of corporate cultures. Those operations could divert management’s attention from our business or cause a temporary interruption of or loss of momentum in our business and the loss of key personnel from the acquired companies.

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

The PRC government has provided various incentives to high-technology companies in order to encourage development of the high-technology industry. Such incentives include reduced tax rates and other measures. For example, Henan Origin is currently entitled to a preferential tax rate of 15% as a high technology company. Origin Biotechnology is also entitled to a preferential tax rate of 15% as a high technology company, and was exempted from income tax in 2005. As these tax benefits expire, the effective tax rate will increase, which could have a material adverse effect on our financial condition and results of operations. In addition, repeal of privileges granted by the Chinese government to the seed industry, such as subsidies, could adversely affect our earnings as well.

Efforts to protect our intellectual property rights and to defend against claims against us can increase our costs and will not always succeed; any failures could adversely affect sales and profitability or restrict our ability to do business.

Intellectual property rights are crucial to our business. We endeavor to obtain and protect our intellectual property rights where our products are produced. However, we may be unable to obtain protection for our intellectual property. Even if protection is obtained, competitors, growers, or others in the chain of commerce may raise legal challenges to our rights or illegally infringe on our rights, including through means that may be difficult to prevent or detect. In addition, because of the rapid pace of technological change, and the confidentiality of patent applications in some jurisdictions, competitors may be issued patents from applications that were unknown to us prior to issuance. These patents could reduce the value of our commercial or pipeline products or, to the extent they cover key technologies on which we have unknowingly relied, require that we seek to obtain licenses or cease using the technology, no matter how valuable to our business. We cannot assure you we would be able to obtain such a license on acceptable terms. The extent to which we succeed or fail in our efforts to protect our intellectual property will affect our costs, sales and other results of operations.

Our ability to estimate growers’ future needs, and match our production and the level of product at our distributors to those needs, has a significant effect on our sales.

Growers’ decisions are affected by market, economic and weather conditions that are not known in advance. Failure to provide distributors with enough inventory of our products will reduce our current sales. However, high product inventory levels at our distributors may reduce sales in future periods, as those distributor inventories are worked down. In addition, inadequate distributor liquidity could affect distributors’ ability to pay for our products and, therefore, affect our sales or our ability to collect on our receivables.

Deficient railway transportation capacity in the Northwestern China may result in the increase of our transportation related costs and thus adversely affect our business.

Our major production base is located at Linze County, Gansu Province, China. Seeds produced there are transported throughout China each year by means of railway, which is currently the most cost efficient way. With economic development and frequent flow of material, the North-West railway is obviously deficient in term of its transportation capability. As our volume of freight increases year by year, the seeds may have to be transported by other vehicles if the railway cannot guarantee the increasingly larger volume of freight. The production costs thus will grow accordingly with the increase of transportation costs, which will adversely affect our business.

There are difficulties in managing the storage system, which may result in damage of seeds in storage and operating losses.

There is a high risk for seed storage, due to difficulty in management of moisture, temperature, humidity of storage condition, any failure of which may result in damage of seeds in store and operating losses.

Seasonal Sales changes of our main products result in cyclical changes of cash flow and operating activities, which may cause difficulties in our capital chain and have a material and adverse effect on our business operations.

The sales season of our main products lasts from September to June of the following year, and we essentially basically do not have any sales revenue from July to August, which results in cyclical changes of our cash flow and operating activities. From July to August in each year, our cash flow will be very limited, so that any failure in utilizing capital during this period may cause difficulties in our capital chain, and therefore may have a material and adverse effect on our business operations.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud or restatement of previously reported financial results, and investor confidence and the market price of our shares may be adversely impacted.

We will become subject to Section 404 of the Sarbanes-Oxley Act of 2002 in the fiscal year ending December 31, 2006, which requires us set out a management report containing an assessment on our internal controls over financial reporting in our annual report. It also requires an independent registered public accounting firm attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting. If we cannot implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, our independent auditors may not be able to provide a written attestation as to the effectiveness of our internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. It could also result in the loss of investor confidence in us, in particular the reliability of financial statements, which in turn could harm the our business and negatively affect the market price of our shares. Furthermore, we may be required to incur significant costs for compliance with Section 404, and thereby increase our costs relative to our revenues and decreasing our operating margins.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. In particular, PRC insurance companies do not offer extensive business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of resources.

Risks relating to organization of our business and our structure

Three of the PRC Operating Companies will be controlled subsidiaries through stock consignment agreements rather than by direct ownership of shares, the terms of which may have to be enforced, which would require us to incur extra costs, create uncertainty as to ownership of the operating businesses involved and the possible loss of rights.

Under PRC law, foreign entities are not currently permitted to own more than 49% of a seed production company. In order to address those restrictions, We, a non-Chinese entity that cannot directly own the shares of three of the PRC Operating Companies, will instead hold the right to control such shares in all respects, including voting, dividends, nomination of directors, and corporate management, through stock consignment agreements executed by the owners of the stock of these companies. When the shares can be transferred, they will be transferred to us for no additional consideration.

There is the risk, however, that a consigning stockholder will not fulfill its obligations under the stock consignment agreement. In that event, we may need to resort to PRC courts to have our rights under the agreements enforced. Such enforcement will cause us to incur legal expenses. In addition, while a case is pending there will be uncertainty regarding our rights as to the PRC Operating Companies involved. In addition, a PRC court may decide not to enforce the agreements in part or at all. To the extent these agreements are neither observed nor enforced as intended, the PRC Operating Companies will not be controlled by us as intended, which will affect our value and restrict our ability to obtain the income and other rights of ownership associated with the consigned stock. It may also prevent the consolidation of our financial statements with the PRC Operating Companies, which would reduce the reported earnings of the consolidated companies. The uncertainty of ownership may also affect the market value of the company.

Whether or not a consignment agreement is terminated depends on the consensus of our board and the consignees, the result of which termination would be a possible loss of some rights or assets held by us without receiving fair value in return.

The consignment agreements relating to our control of the stock of three of our PRC Operating Companies (not including Origin Biotechnology) may be terminated after three years upon mutual agreement between us and the consignees. Three of the consignees, Messrs. Han, Yang and Yuan, also serve as our officers and/or directors. These three persons own, in the aggregate, 8,619,350 shares of our common stock, or about 37% of our issued and outstanding common stock. Holding such amount of stock will allow them to control or greatly influence the selection of directors and matters submitted to a vote of our stockholders. One of the things they could vote to do is terminate the consignment agreements.

There are corporate protections in place to protect our interests, such as an independent board of directors, an audit committee of independent directors that must approve insider transactions, a code of ethics requiring fair dealing with the Company, and the British Virgin Islands statutory provision that a disposition of more than 50% of the assets of a company must be approved by a majority of the stockholders. Moreover, if consigned stock is transferred to us as provided in the agreements when the restrictions under PRC law are lifted, that stock will thereafter not be subject to the consignment agreements, and the termination of the consignment agreements would then have no effect as to ownership of that stock. There are also legal protections for minority stockholders under PRC law. However, if the consignment agreements should be terminated, then we would lose our rights with respect to the consigned stock and profits of the issuing corporation. Such a loss would impair the value of the corporation and would reduce our ability to generate revenue.

The technical services agreements between Beijing Origin State Harvest Biotechnology Limited and the other three Operating Companies may be subject to scrutiny by the PRC tax authorities for transfer pricing adjustments.

We also could face material and adverse tax consequences if the PRC tax authorities determine that our technical service agreements between Beijing Origin State Harvest Biotechnology Limited, or Origin Biotechnology, and the other three Operating Companies were not entered into based on arm’s length negotiations. If the PRC tax authorities determine that these agreements were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, or deductions recorded by the three PRC Operating Companies, which could adversely affect us by:

•
increasing the three PRC Operating Companies’ tax liability without reducing Origin Biotechnology’s tax liability, which could further result in late payment fees and other penalties to our PRC operating companies for under-paid taxes; or

•
limiting Origin Biotechnology’s ability to maintain preferential tax treatments and government financial incentives, which, if the transfer pricing adjustment is significant, could result in Origin Biotechnology failing to qualify for those preferential tax treatments and government financial incentives.

     As a result, any transfer pricing adjustment could have a material and adverse impact upon our financial condition.

There are government regulations that limit or prohibit foreign investment in the PRC, which may restrict our growth.

Although there is a general restriction on foreign investment in the seed industry in the PRC, our corporate structure enables us to receive foreign investment, those restrictions notwithstanding. Our continued ability to receive foreign investment may be important to our ability to continue to expand our business rapidly and to manage that expansion effectively. There is no way to be certain that a change in the regulations allowing us to receive foreign investment will not occur, which could disrupt our plan to expand our business.

Risks relating to the PRC

Adverse changes in political and economic policies of the PRC, including its policy of reforming its economic system, could have a material adverse effect on the growth of private businesses in the PRC such as ours.

Since the late 1970’s, the PRC has been reforming its economic system and changing from a planned economy based on governmental dictates and priorities to one that uses market forces to influence deployment of economic resources, labor and capital and to determine business endeavors. It is impossible to predict whether or not the government will continue to encourage economic liberalization and further release its control over the economy and encourage private enterprise. We also cannot predict the timing or extent of future economic reforms that may be proposed. Any reimposition of planned economy regulation or similar kinds of restrictions could reduce the freedom of private businesses to operate in a profitable manner, restrict inflows of capital or stifle investor willingness to participate in the PRC economy. To the extent we need additional capital, any restrictions on foreign ownership, foreign investment and repatriation of profits will hamper our ability to find capital outside of the PRC.

The economy of China has been experiencing unprecedented growth, leading to some inflation. If the government tries to control inflation by traditional means of monetary policy or returns to planned economic techniques, our business will suffer a reduction in sales growth and expansion opportunities.

The rapid growth of the PRC economy has historically resulted in high levels of inflation. If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slow down could have an adverse effect on our sales and may increase costs. If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

A return to profit repatriation controls may limit our ability to pay dividends, expand business and reduce the attractiveness of investing in PRC business opportunities.

PRC law allows enterprises owned by foreign investors to remit their profits, dividends and bonuses earned in the PRC to other countries, and the remittance does not require prior approval by the State Administration of Foreign Exchange, or SAFE. SAFE regulations require extensive documentation and reporting, some of which is burdensome and slows payments. If there is a return to payment restrictions and reporting, the ability of a PRC company to attract investors will be reduced. Also, current investors may not be able to obtain the benefits of the profits of the business generated in the PRC for other reasons. Relevant PRC laws and regulations permit payment of dividends only from retained earnings, if any, determined in accordance with PRC accounting standards and regulations. It is possible that the PRC tax authorities may require changes in determining income of the company that would limit its ability to pay dividends and make other distributions. PRC law requires companies to set aside a portion of net income to fund certain reserves, which amounts are not distributable as dividends. These rules and possible changes could restrict our PRC Operating Companies from repatriating funds to State Harvest and ultimately to us and our stockholders as dividends.

Any fluctuations in exchange rates could result in foreign currency exchange losses.

Because our earnings and cash from operations are denominated in Renminbi, fluctuations in exchange rates between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The People’s Bank of China sets and publishes daily a base exchange rate. Until July 21, 2005, the People’s Bank of China set this rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day; beginning on July 21, 2005, the People’s Bank of China has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day, and the People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. The PRC government may further adjust the exchange rate between the Renminbi and the U.S. dollar and other foreign currencies, and may further amend its policy of using a fixed-rate regime to govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into U.S. dollars, the value of any U.S. dollar denominated investments we make in the future and any earnings on such investments.

 Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Substantially all our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiary is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. If our PRC Operating Companies borrow foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance our PRC subsidiary by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of our PRC subsidiary to obtain foreign exchange through debt or equity financing.

Recent PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

 SAFE recently promulgated regulations that require registration with local SAFE offices in connection with direct or indirect offshore investment by PRC residents, including PRC individual residents and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and also apply to our prior and future offshore acquisitions. In particular, the SAFE regulations require PRC Residents to file with competent SAFE offices information about offshore companies in which they have directly or indirectly invested and to make follow-up filings in connection with certain material transactions involving such offshore companies, such as increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, or external guarantees, or other material events that do not involve return investment.

The SAFE regulations retroactively require registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies. If a PRC resident with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

Our major shareholders who are PRC residents, or whose shares are beneficially owned by PRC residents, have completed foreign exchange registration with the local foreign exchange bureau according to these SAFE regulations. As a result of the newness of the regulations and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how the regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We are committed to complying and to ensuring that our shareholders who are subject to the regulations comply with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulations or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross border investment activities, limit our PRC subsidiary to make distributions or pay dividends or affect our ownership structure, as a result of which our business operations and our ability to distribute dividend to you could be materially and adversely affected.

If certain exemptions within the PRC regarding withholding taxes are removed, we may be required to deduct Chinese corporate withholding taxes from any dividends that are paid to us by the PRC Operating Companies which will reduce the return on investment.

Under current PRC tax laws, regulations and rulings, companies are exempt from withholding taxes with respect to dividends paid to stockholders of PRC companies outside the PRC. If the foregoing exemption is eliminated, we may be required to withhold such taxes, which will reduce our revenues as a parent company and the amount of retained earnings that may be distributed to our stockholders.

The PRC legal system has inherent uncertainties that could limit the legal protections available to you.

Nearly all of our assets and all of our operations are in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited precedential value. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with such economic matters as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The laws in the PRC differ from the laws in the United States and may afford less protection to our stockholders.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based on United States judgments against us, our subsidiaries, our officers and directors and experts named in the annual report.

We are incorporated in the British Virgin Islands and our PRC Operating Companies are formed under PRC law. Substantially all of our assets are located in the PRC. In addition, most of our directors and executive officers reside within the PRC, and substantially all of the assets of these persons are located within the PRC. It may not be possible to effect service of process within the United States or elsewhere outside the PRC upon our directors, or executive officers and experts named in the annual report, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States and many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against our assets and our subsidiaries, our directors and executive officers and experts named in the annual report only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

The recurrence of SARS in China, the potential outbreak of avian flue in China, or similar adverse public health developments, and concerns over the spread of these diseases in China and elsewhere may materially and adversely affect our business and operating results.

From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Recently, concerns have been raised with respect to the spread of avian flu in various regions in China. Any recurrence of the SARS outbreak, outbreak of avian flu, or the development of a similar health hazard in China, may adversely affect our business and operating results. For instance, a recurrence of SARS, outbreak of avian flu or any other epidemic may lead to health or other government regulations requiring temporary closure of our business, or the businesses of our suppliers or customers, which will severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations.

Risks relating to our shares

There will be a substantial number of shares of common stock available for sale in the future which may increase volumes of common stock available and lead to a decline in the market price of the common stock.

The initial purchase price for the acquisition of State Harvest and its subsidiaries included 10,000,000 shares of common stock. These shares were not registered, and a substantial portion of them are held by insiders; therefore they are restricted. Commencing on November 8, 2006, one year after the consummation of the acquisition, these shares will become eligible for resale in the public market under SEC Rule 144 with limitations, and after two years some of these shares may become eligible for resale in the public market under SEC Rule 144(k). As a result, the number of shares available for sale will likely increase over time, which tends to reduce the market price of a stock.

If certain financial or financing objectives are achieved, the former State Harvest stockholders will be entitled to receive additional shares of our stock as contingent consideration for the acquisition of their stock, which would result in dilution and might have an adverse effect on the market price of our common stock.

Under the stock purchase agreement among Chardan, State Harvest and all the shareholders of the State Harvest, the former State Harvest stockholders are entitled to receive additional common stock if certain financial performance or financing targets are achieved. There is no obligation to register the stock after issuance. However, after being held for the appropriate periods, the common stock will be eligible for resale under Rule 144. If the additional stock is earned, it will significantly increase the number of shares of common stock outstanding. The issuance of this additional stock will have a dilutive effect on the stock already outstanding and may cause a reduction in the trading price of our common stock in the public market.

Voting control by executive officers, directors and other of our affiliates may limit investors’ ability to influence the outcome of director elections and other matters requiring stockholder approval.

Three of our executive officers and directors, Messrs. Han, Yang and Yuan own about 37% of our issued and outstanding ordinary shares. These three major shareholders may maintain significant control over the outcome of some corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market price of our common stock or prevent stockholders from realizing a premium over the market price for their shares of our common stock. In addition, if our major shareholders chose to dispose of a material portion of our ordinary shares they hold, the prevailing market price of our securities may decline.

Certain provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium

Our memorandum and articles of association include provisions that could limit the ability of others to acquire control of us. Under those provisions, the board of directors has the power to issue preferred shares with such rights attaching to them as they decide and that this power could be used in a manner that would delay, defer of prevent a change of control of the Company. These provisions could have the effect of depriving you of an opportunity to sell your shares at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

As a result of the merger of Chardan with and into Origin, a British Virgin Islands company, and the issuance of shares in the acquisition of State Harvest, we qualify as a foreign private issuer and as a result are subject to reduced requirements with respect to the reporting of financial statements and other material events to our stockholders and the SEC.

As a foreign private issuer, we are obligated to file an annual report with audited financial statements and 6-K reports at such times as we release information to the public either voluntarily or pursuant to the laws of the British Virgin Islands or the PRC. Therefore, the regularity of financial and other information will be less than would be applicable to a domestic United States registered company under the rules and regulations of the SEC. Investors may not receive information on a timely basis, therefore increasing their risk of investment.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company.

Origin Agritech Limited, or Origin, was first incorporated as a company under the International Business Companies Act, 1984 (as amended) of the British Virgin Islands on February 10, 2005. In view of the passing into law of the BVI, Business Companies Act, 2004 (“BCA”), which will soon replace the International Business Companies Act, the Company was re-registered on 10 July 2006 under the BCA.

Chardan China Acquisition Corp., or Chardan, the predecessor of Origin, was a blank check company organized as a corporation under the laws of the State of Delaware on December 5, 2003. Chardan was formed for the purpose of effecting a business combination with companies having operations based in China and significant growth potential. Initially, Chardan’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations opportunities. On March 22, 2004, Chardan successfully consummated an initial public offering of its equity securities from which it derived net proceeds of approximately $21,216,000. Chardan’s common stock, warrants to purchase common stock and units (each unit consisting of one share of common stock and two warrants to purchase common stock) were quoted on the Over-the-Counter Bulletin Board under the symbols CAQC for the common stock, CAQCW for the warrants and CAQCU for the units. Other than its initial public offering and the pursuit of business combination opportunities, Chardan was not engaged in any other business until December 2004.

On December 20, 2004, Chardan entered into a stock purchase agreement, or the Stock Purchase Agreement, with State Harvest Holdings Limited, or State Harvest, a company incorporated in the British Virgin Islands and all the stockholders of State Harvest. State Harvest was organized on October 6, 2004. On February 10, 2005, Chardan formed a wholly-owned subsidiary under the laws of the British Virgin Islands, under the name “Origin Agritech Limited” to effect a stock acquisition of State Harvest. Pursuant to the terms and conditions of the Stock Purchase Agreement, Chardan merged into Origin for the purpose of redomestication out of the United States, and immediately thereafter, Origin acquired all of the issued and outstanding stock of State Harvest, which acquisition included four controlled affiliated operating corporations, namely, Beijing Origin Seed Limited, or Beijing Origin, Changchun Origin Seed Technology Development Limited, or Changchun Origin, Henan Origin Cotton Technology Development Limited, or Henan Origin, and Beijing Origin State Harvest Biotechnology Limited, or Origin Biotechnology. All the four controlled operating corporations are organized under the laws of the PRC (these four companies are collectively referred to as the “PRC Operating Companies”).

On December 5, 2005, Origin sent out redemption notices to all of the holders of its issued and its outstanding callable common stock purchase warrants. The warrants were originally issued by Chardan in March 2004. As a result of the merger of Chardan into Origin, the warrants were exercisable into ordinary shares of Origin. The warrants were exercised for ordinary shares of Origin at $5.00 per warrant. Approximately 8,041,000 of the 8,050,000 warrants that were then issued and outstanding were exercised at a price of $5.00 per warrant through the redemption date of January 9, 2006. Holders of the few remaining warrants that were not exercised were paid $.01 per warrant and the warrants were extinguished. The gross proceeds received from this redemption were approximately $40 million, of which $15 million was used to satisfy the outstanding obligations of Origin to the shareholders of State Harvest under the Stock Purchase Agreement, and remainder is used as working capital and for other corporate purposes, including future acquisitions. After the redemption of the warrants, Origin has approximately 23,472,410 common shares issued and outstanding.

As part of our efforts to expand our operations, we have made the following acquisitions:

In September 2004, the Company purchased a 30% equity interest in Shijiazhuang Liyu Technology Development Co., Ltd. from Yang Yasheng, one of the major shareholders of the Company, for RMB30,000. Shijiazhuang Liyu Technology Development Co., Ltd. is mainly engaged in research and development of new varieties corn seeds.

On August 4, 2005, Beijing Origin acquired a 7% interest in Biocentury Transgene (China) Co., Ltd., or Shenzhen Biocentury, a high-tech precursor in China's transgenic plant industry for $0.69 million. Together with the 8% interest Beijing Origin acquired in Shenzhen Biocentury in 2004, Beijing Origin holds 15% of Shenzhen Biocentury.

On December 6, 2005, Beijing Origin entered into a share transfer agreement with the Jilin Academy of Agricultural Sciences. Pursuant to the share transfer agreement, the Jilin Academy of Agricultural Sciences, or JAAS, will transfer 23% of equity interest in Jilin Jinong Hi-tech Limited, or Jinong, to Beijing Origin for RMB 21,879,900. Jinong is presently the commercial subsidiary of JAAS and focuses on the production and marketing of corn, rice and soybean seeds, as well as fertilizers and pesticides. Jinong is known for its large portfolio of proprietary rice and corn hybrids, having submitted 69 accepted proprietary rights applications to the Chinese central government and having 48 already approved. In addition, Jinong has an estimated 30% of the corn seed market in Jilin Province. Currently, this share transfer transaction is proceeding pursuant to procedures for the transfer of State-owned assets at Changchun Equity Exchange. We cannot guarantee that this transaction will be consummated in our favor or at all.

On January 16, 2006, Beijing Origin entered into agreements with certain shareholders of Denong Zhengcheng Seed Company, or Denong, to acquire 52.21% of equity interest in Denong for approximately $5 million. Denong is a developer, producer and marketer of hybrid rice, cotton and rape seed, principally in the southwest region of China.

On January 24, 2006, Beijing Origin and Jilin Jinong Hi-tech Limited, or Jinong, jointly established Jilin Changrong High-tech Seed Limited, or Jilin Changrong, with Beijing Origin owning 33.5% of Jilin Changrong. Jilin Changrong engages in the research, development, production, sale and distribution of hybrid corm rice in the northeast region China.

Our principal executive offices are located at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China, and our telephone number is (86-10) 5890-7588.

Our principal capital expenditures for 2003, 2004 and 2005 consisted primarily of depreciation expenses of fixed assets, and costs and expenses relating to construction of manufacturing facilities that is currently in process for a total of approximately $3.98 million, $3.29 million and $7.77 million, respectively.

We spent approximately $0.79 million, from January 1, 2006 to May 31, 2006, principally on constructing manufacturing facilities.

B. Business overview.

Overview

We are one of the leading seed companies in China, specializing in the research, development, production, sale and distribution of hybrid crop seeds in China, currently including corn seeds, cotton seeds, and rice seeds. We conduct our business operations mainly through our PRC Operating Companies. Beijing Origin was our first PRC Operating Company. It was formed in Beijing in 1997, and began operations in 1998. Beijing Origin’s initial operations consisted of licensing existing proprietary hybrid corn seeds for development and production and commercial distribution of its first hybrid corn seed, YuYu 22.

We began to develop our own proprietary hybrid seed varieties in 1998. To date, we have five internally developed seed products that have been approved by the Ministry of Agriculture and that are in commercial production and distribution. Today, we develop, produce and sell both internally developed and licensed crop seeds in China, but we also continue to rely on licensed seeds from others. The majority of our revenues are from licensed seeds.

Our sales are concentrated mostly in the central, northwest, northeast and northern regions of China. We sell seed products mostly between September and June of the following year because the months of June through September of each calendar year are growing seasons in China. Our initial focus was on hybrid corn seed production and sales. In 2001, we expanded our business activities to include the production and sale of hybrid cotton seeds. We further expanded into the production and sale of rice seeds in 2004. Over the past three years, the numbers of varieties of our corn, cotton and rice seed products we have sold, licensed and internally developed were as follows:

Varieties of Seed Products:

Year	Varieties of Seed Products
	Corn	Cotton	Rice
2003	17	3	0
2004	19	4	1
2005	29	8	2

Commercial Product Development

We believes that we maintain a strict seed quality control system. We were the first Chinese seed company to gain ISO9001-2000 certification. This certification is important in China because it assures that a certain quality standard is present. Also, ISO certification means that a system for monitoring customer satisfaction is in place.

To maintain our position as a quality producer, we budgets approximately 5% our its gross revenues based on each prior year’s results on research and development. Because of the increase in our gross revenues, the actual amount spent in any year has generally been around 3% of gross revenues in that year. We spent RMB5,287,964 (US$638,913), RMB6,773,621 (US$818,416) and RMB6,977,000 (US$865,000) in each of the years ended December 31, 2003, 2004, and 2005, respectively.

We have established our own stable of seed production bases in Gansu, Inner Mongolia, Yunnan and Beijing by providing seed-producing farmers with technical training and field quality control practices. We believe that we have significant processing capability and use advanced equipment for efficiency and maintaining a high quality of hybrid seeds. By employing these practices, we believe that we have achieved a product quality on par with that of our foreign counterparts that is consistently well received by our customers.

We have relationships with several academic research institutions in China, including the Chinese Academy of Science, China Agricultural Academy of Science, Beijing Agricultural Academy of Science, Henan Agricultural University, Liaoning Agricultural Academy, Yunnan Agricultural Academy, Guizhou Agricultural Academy of Science and Jilin Agricultural Academy of Science. We have cooperated with these institutions through contractual research, partnering relationships and by joint-licensing various varieties of their hybrid seeds. Beijing Origin is 2.04% owned by Henan Agriculture University.

These relationships were important to us in our early stages to help us get started in the crop seed business, as they made available to us already developed and approved seeds that we could then put into production and distribution. As we have developed our internal capabilities to perform research and develop hybrid and genetically modified seeds, the importance of these relationships has diminished significantly, but they remain helpful to our continuing efforts to expand our product offerings and market share.

The development of the science of genetics has permitted the creation of new species of corn, rice and cotton, rather than just new varieties. Genetically modified, or GM, corn, soybean and cotton have been widely used in the United States and many other countries to guard against insect damage and to increase yields. The future potential for GM corn and rice in China exists. Since receiving Chinese government approval, genetically modified cotton to guard against borer damage is now widely planted. Because the Chinese market has widely accepted GM cotton and the Ministry of Agriculture is beginning to promote GM rice seed as well, we believe that GM products will eventually be fully promoted and accepted in the Chinese market. In response to these developments, we initiated our own biotech program in 2000 to ensure that our technology will be ready when the market is ready.

Once approval for distribution of a new seed is obtained, the producer must turn to commercial development of the seed variety. We do this by distributing the seed to our network of more than 10,000 farmers, each of whom plants the hybrid to produce seeds for commercial distribution the following season. This network of local farmers who produce our seeds is an important element of our strategy to produce an increasing number of products with consistent quality.

National Marketing and Distribution

We have our own sales organization consisting of 137 persons that oversee all aspects of the distribution and retail sale network and promote the company sales to the expanding distribution chain.

We have established a nationwide distribution network with over 2,400 first-level distributors and over 50,000 second-level distributors and some retailers. The distributors in turn sell to the retailers and retailers sell to the farmers. This distribution network covers almost all the provinces of the PRC, excluding only Qinghai and Tibet.

The terms of our distributor agreements provide for territorial exclusivity on a designated product, usually on a county-wide basis. To enforce exclusivity and monitor product locations, we assign a code to each distributor and mark all packaging sent to the distributor with this code. Vigilant monitoring of territory integrity and enforcement of contractual penalties, which may include termination of distribution rights, provides stability and profitability within the distribution network, ensuring quality services and product availability. We believe that we enjoy a very positive reputation for our implementation and enforcement of this exclusive distribution system. Distributors buy our seeds at a wholesale price established by us and are required to make full payment prior to delivery. Distributors that place orders and make deposits on an order in the period August - October for sales to be made the following year are generally offered a discount. At the end of the annual sales season, we set a final sales price that often is below the suggested retail price. Normally, we will defer recognition of revenue from deposits until products have been delivered; the price is fixed or determinable; and collectibility is reasonably assured and the right of return has expired. The specific term of a distributor agreement varies depending on negotiations and the nature of the distributor and its prospective territory. There usually is an initial payment for the distribution right which is applied in whole or in part to future orders, depending upon compliance with the terms of the agreement. The agreement also delineates pricing adherence requirements and permissible discounting sales, territory, ordering and supply obligations, returns, market support and other regular business terms and dispute resolution provisions. No one distributor accounts for more than 1% of our sales.

On an annual basis, our sales team assists distributors in writing monthly sales plans. These sales plans are then submitted to us via facsimile 30 days prior to the required seed delivery dates. Every year during the harvest season, we organize corn production demonstrations in cooperation with local villages and seed distributors, to which are invited farmers and others in the seed distribution chain. At these demonstrations, our teams show their hybrid corn, explain planting techniques, discuss industry best practices and disseminate promotional materials. These marketing and production demonstrations help create new demand, not only in each village where demonstrations are held, but also in nearby villages, for both the current season and for succeeding years.

Our technical service department has a 24-hour toll-free number available for farmers and distributors, through which they can obtain solutions to specific technical problems and issues of seed piracy. If on-site help is required, a technical assistant will arrive on location within 48 hours of a call. We also enlist the help of our distributors to provide help and advice to farmers. We believe that our focus on customer service and technical support have helped it to build brand identity and loyalty, contributing to our total sales growth over the last several years.

Using local TV and radio broadcasts, we promote our brand to over 70% of our geographic market, reaching over fourteen million individual farmer households. Additionally, we publish a seasonal newspaper, “Origin News,” with a distribution to about twenty million farmers in which it addresses technical issues, shares success stories and further promotes the Origin brand. Origin maintains a database of over 1,000,000 farmers to track buying habits and contact information.

Product and technical service brochures are provided throughout the distribution network and have proved to be a valuable tool in promoting the sale of the corn seed product and the recognition of the Origin brand. Our slogan, “When buying seed, quality is paramount -- trust Origin,” appears on all promotional material, helping to build the brand in all the local markets.

Intellectual Property:

We currently have two patents and eleven trademarks, including two trademarks registered in 2005. The following table lists the two patents. The trademarks include names and artwork and are used in connection with our seed products and packaging. In addition, we have applied for one additional trademark, and the applications has been accepted and is now being reviewed by the Trademark Office of China’s State Administration for Industry and Commerce.

Table of Patents:

Patent	Name of Patent	Patent Number	Proprietor of Patent
Design Patent	Packing bag	ZL 993 14865.4	Beijing Origin
Invention Patent	A method of producing hybrid corn seed	ZL 021465 10.X	Beijing Origin * Henan Agriculture University*

*
Henan Agriculture University and Beijing Origin share this patent relating to a proprietary method of producing hybrid corn seed. Both parties may use the method to produce seed and are not required to pay any sum to the other. Neither party has the right to allow a third party to use the patent. Those provisions are embodied in the patent and not in a separate agreement.

In 2004, we delivered two new proprietary seed products, and in 2005 we delivered another three new proprietary seed products. With our research, breeding system and management, we expect to have approximately 49 new proprietary products in the government testing and approval cycle in 2006.

The following table lists our self-developed proprietary seed products which have been approved by the Ministry of Agriculture:

Name of Variety	Name of Seed Product	Name of Proprietor	Date of Approval
AoYu 3202	Corn	Beijing Origin	June, 2005
AoYu 3007	Corn	Beijing Origin	April, 2005
AoYu 3111	Corn	Beijing Origin	April, 2005
AoYu 3102	Corn	Beijing Origin	September, 2004
AoYu 3101	Corn	Beijing Origin	March, 2004

In addition to the development of our own proprietary seeds, we have licenses to distribute seeds developed by independent research and development institutions which have no commercialization ability or distribution channels of their own. Currently, we have licenses to distribute twenty-three varieties of corn, three varieties of cotton seed and two variety of rice. Under a typical license agreement, one of the PRC Operating Companies will obtain the license in respect of a designated product for exclusive production and marketing within China. The license fees vary in their method of determination, but generally they are a percentage of revenues from the sale of the variety or a flat fee arrangement. No agreement either in the past or currently results in a payment in excess of 1% of our revenues. Beijing Origin has these types of agreements with Hubei Province Shiyan Agricultural Sciences Institute, China Academy of Sciences Microbiology Institute, Shijiazhuang Liyu Technology Development CO., Ltd. in Hebei Province, Henan Puyang Agricultural Academy, Tieling Agricultural Academy, Lining Benxi Agricultural Academy, Sichuang Agricultural Academy, Corn Research Institution of Beijing Agricultural Forestry Academy, Huafeng Seed Limited, Liaocheng Huafeng Corn Breeding Research Institution, Food Corn Research Institution of Yunnan Agricultural Academy, and Henan Agriculture University. Except for the agreement with Hubei Province Shiyan Agricultural Sciences Institute, which has a term expiring on January 10, 2008, these agreements generally have no fixed term or termination date. The agreements may be terminated for breaches by either party. We may terminate the agreements at any time, in effect, by not producing seeds thereunder, without penalty.

We have joint development agreements with the Shijiazhuang Liyu Technology Development CO., Ltd., Hebei Province, or the Institute, under which we and the Institute are to develop several varieties of corn seed. Under these agreements, we have developed and produced six varieties of corn seed, which together have represented a substantial amount of sales in each of 2003, 2004 and 2005 as follows:

Varieties of Corn Seed	Percentage of 2003 Sales	Percentage of 2004 Sales	Percentage of 2005 Sales
LinAo1	49.00%	50.50%	21%
AoYu 17	1.14%	7.44%	2.95%
Liyu 16	0.00%	0.11%	26.01%
AoYu 19	0.09%	0.57%	0%
Liyu 26	0.00%	0.02%	0%
Liyu35	0.00%	0.00%	0.00%
Total	50.23%	58.64%	49.96%

We have exclusive rights to producing and marketing of the seeds developed under the agreements until the agreements are terminated, and the Institute has agreed that it will not develop any derivative hybrids from these seeds. Moreover, the Institute will pay the government fees to protect our exclusive rights. We must promote the seeds licensed under the agreements and are obligated to pay RMB0.4 for each kilogram of seed we produce as a license fee, which has generally amounted to less than 4.01% of our cost of goods sold. The agreement has no termination date, hence it continues until the parties jointly agree to terminate or the breach of the agreement by one party or the other.

Only one corn seed product, YuYu 22, is licensed to us on a non-exclusive basis. The YuYu 22 variety is licensed from Henan Agriculture University for an indefinite term. The university has granted Beijing Origin the right to produce, distribute and propagate the variety. The university also will provide technical materials and instructions, supervise seed quality and evaluate growing areas. It will also pursue the PRC New Plant Variety Notification for YuYu 22. Beijing Origin pays a technology license fee of RMB20 for each mu (unit of area equivalent to .164 of an acre) of seed production area per year which has been less than 1% our cost of goods sold. Beijing Origin is responsible for all the propagation costs, maintaining quality standards, and safeguarding the variety reputation and rights of the university. The YuYu22 seed product represented approximately 37%, 13%, and 16.42% of our sales in each of the fiscal years 2003, 2004 and 2005, respectively. There is no fixed term or termination date for this agreement.

Except as discussed immediately above, no other seed products represented more than 10% of our sales in the past three years. In addition, except as disclosed above, no one entity is responsible for a seed product or group of seed products that represents more than 1% of our revenues.

As we develop and receive approval for our own seeds, the number of seeds with respect to which we obtain licenses from others will gradually decline. We do not believe that we are dependent on any single licensed seed product. The revenue related to licensed hybrid seeds for 2003, 2004 and 2005 was $23,155,319, $35,933,245, $24,314,206 respectively. Licensed hybrid seeds accounted for 100% of the total seed revenue in 2003, 98.97% of the total seed revenue in 2004, and 93.97% of the total seed revenue in 2005. There were no revenues related to proprietary hybrid seeds in 2002 and 2003. The amount of revenue related to proprietary hybrid seeds in 2004 was $375,929, which accounted for 1.03% of the total 2004 seed revenue, while the amount of revenue related to proprietary hybrid seeds in 2005 was $1,558,883, which accounted for 6.03% of the total 2005 seed revenue. We are currently dependent on licensed seeds for revenues, which presents the risk that if we should not have access to the license arrangements, our revenues would be decrease substantially, and we may incur losses.

The Chinese Crop Seed Market

The Chinese agricultural sector is primarily made up of small, family-oriented farms. Increasingly, corn is becoming an important crop in China because it has a number of uses, including as livestock feed and a source of fuel in the form of ethanol. In addition, rice is an important human food crop and cotton is an important industrial crop.

The Chinese agricultural seed industry is fragmented, with the corn seed market being served by approximately 5,000 small, local seed suppliers. Most of these seed companies were established in the 1960s and 1970s by local county governments to address Chinese central government agricultural initiatives. They were designed at the time to provide service and support to local farmers. These local seed providers usually sell varieties of agricultural seed that have been grown in their respective locales for years.

Improved seed products have been generally available in China through large multinational suppliers, the largest being Pioneer Hi-Bred International, Inc., or Pioneer, Monsanto Company, or Monsanto, and Sygenta AG, or Sygenta, each of which established operations in China more than a decade ago. These multinational companies, however, have not yet penetrated the Chinese market to any appreciable extent. For more discussions about competition, please see “Competition” of this Item 4.B below.

Origin was founded with a business strategy that would meet what it believes to be the needs of the small Chinese farmers. That business strategy consisted of the following elements:

(i)	Relying on proprietary seed products, initially licensed and increasingly internally developed, to deliver superior value to customers;

(ii)	Devising a process for obtaining regulatory approvals for new crop seeds (a Chinese legal requirement) that has proven efficient and effective;

(iii)	Establishing a broad network of farmers in several regions to participate in the seed development process and to produce crop seeds for commercial distribution once approval is received;

(iv)
Creating an effective distribution system using a relatively small network of primary distributors, only one in each county with exclusive territories, with which it can deal directly and efficiently which, in turn, develop their own secondary distribution network to reach out directly to the family farmers. This distribution network is not only a means for securing and fulfilling orders, but it acts as a conduit for our marketing and technical support activities.

(v)	Relying on a number of marketing activities to retain existing customers and attract new ones. These marketing activities include:

-	a demonstration program that provides technical assistance to customers regarding the correct seed choice and proper cultivation methods;
-
television advertising and a newsletter published three times per year that reaches nearly 2 million seed customers and provides them with information on the benefits of our products and the techniques for maximizing yields;

-	a database of over 1 million customers that we use to keep repeat sales at a high level, an important component of revenue growth.

(vi)
Delivering service and technical support to customers throughout the growing season for its products. Customers can contact us through a dedicated call center that handles up to1,000 calls per day. Field service representatives are dispatched within 48 hours of a customer’s request for help.

Competition

We face competition at several different levels, ranging from several other private Chinese companies, local seed companies that are often extensions of the local government, and large multinational hybrid and genetically modified seed producers. We believe that we can compete effectively with each of these and believe that we can continue to do so into the future. Each of these groups of competitors is discussed in turn, below.

Other Large Chinese Seed Companies. We believe there are eight seed companies that control about 25% of the corn seed market of China. The majority of the largest crop seed companies have been in existence for considerably longer periods of time than we have. Many of them have greater financial resources than we do. Some of these larger entities are state owned enterprises. We compete within this group on the basis of our consistent product quality, brand identity, customer and technical support, enforcement of its intellectual property rights and a pipeline of proprietary products.

Local Seed Companies. The local seed companies in China are the legacy of the centrally planned agricultural economy that was predominant in China until recently. Most of these are, or were, affiliated with county governments, which played a role in determining what crops would be grown and by whom. As was often the case with planned economies, these extensions of the bureaucracy had no profit motive, and no incentive to improve efficiencies, increase sales or innovate with new products. Market expansion was limited by the tight geographic boundaries within which they were designed to operate.

The majority of these local companies lack the scale and the resources to compete with us in a number of ways. They lack access to the improved, proprietary hybrids that are the core of our business. For the most part they do not have effective marketing, advertising, technical support or customer service operations. The majority of our recent growth has come from acquiring customers from these operations. We believe that the existing trend will continue, and that eventually some of these smaller, local distributors can be integrated into our distribution network.

Multinational Seed Companies. At the opposite end of the competitive spectrum from the local seed companies are the large multinational companies, of which Pioneer, Monsanto and Sygenta are just three. These companies present a formidable competitive threat from the standpoint of their financial resources and the high quality of their seed products. However, the unique aspects of the Chinese crop seed market, which distinguish it from the market in western countries, have proven a significant barrier to entry for these very large companies, even though they have come to the market through joint ventures formed with existing Chinese seed companies.

The principal difference between the Chinese and Western markets is that in China a large number of low volume sales are made to local farmers, while in the West, relatively few sales of very large volumes make up the majority of product sales. As a result, success in China depends on marketing and distributing effectively to a very large number of small customers. Relatively few Chinese companies have achieved any degree of success in doing so, and the international competitors, despite several years of trying, have not succeeded to any meaningful degree.

Another important factor limiting the competitiveness of these multinationals within the PRC is their heavy reliance on genetically modified, or GM, seed products. Our market research indicates that most of the superior products that the multinationals have to offer are genetically modified. GM products have not yet achieved acceptance in China. To date, cotton seed is the only genetically modified seed product that has have received approval for sale in China.

We rely primarily on standard hybridizing techniques to produce our improved seed varieties for the Chinese marketplace. However, we recognize that genetically modified crop seeds will gain acceptance in China, and for that reason it has begun a biotech seed development program that relies on genetic modifications to improve the quality of seeds and their yields. As a result, we believe we are in a position to compete in the genetically modified portion of the seed market when it becomes meaningful to do so.

Should genetically modified seeds begin to gain broader acceptance in the market, as expected, the large biotech companies would become more serious competitors. However, they will also continue to face numerous obstacles in competing with us, including the significant lead time associated with obtaining approval of a new seed (usually at least six years) and the need to establish effective sales, marketing and distribution networks to manage the large volume of small purchases that is characteristic of the Chinese market.

Government Regulation

We operate our business mainly in China under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:

•	the Ministry of Agriculture;
•	the Ministry of Commerce ;
•	the State Administration of Industry and Commerce;
•	the State Administration of Foreign Exchange; and
•	the State Administration of Taxation.

The following sets forth a summary of significant regulations or requirements that affect our business activities in China and our shareholders’ right to receive dividends and other distributions from us.

Seed Law and Other Relevant Regulations

Participation in the crop seed business is a highly regulated activity in the PRC. In July 2000, China enacted its Seed Law, which became effective on December 1, 2000. The Seed Law was revised in August, 2004. The Seed Law sets forth provisions concerning the development, government approval, production, and distribution of crop seeds. Various provinces have enacted regulations to implement the Seed Law.

Under the Seed Law, for a company to enter the seed business, it must obtain two licenses. One is the production license, which is issued at the provincial level, entitling the holder to engage in seed production in that province. The production license specifies the types of seeds that may be produced, the location of the production of the seeds, and the term of the production license. The second is a license to distribute seeds. Generally, a distribution license is issued by the government at the county level or above. A seed company must obtain a provincial-level license to distribute major crop seeds in that province. A national level license is necessary for a seed company to distribute seeds nation wide. As described below, among others, the amount of the licensee’s registered capital determines if the distribution license is issued at the national or local level:

•	to obtain a national distribution license, the licensee must have registered capital of at least RMB30 million (approximately $3,717,380);

•	to obtain a provincial license to distribute hybrid seeds, the licensee must have registered capital of not less than RMB5 million (approximately $619,563); and

•	to obtain a provincial license to distribute non-hybrid seed varieties, the licensee must have registered capital of not less than RMB1 million (approximately $123,913).

A separate license is required to import and export seeds. To obtain this license, the applicant must have minimum registered capital of RMB10 million (approximately $1,239,127).

We have a national distribution license, which entitles us to sell approved seeds in any province in the PRC.

In addition to the license(s) needed to engage in the seed production and distribution business, each seed must undergo a stringent regulatory review before it may be sold in China. A seed production company cannot receive a license to engage in seed production, regardless of the level of its registered capital, until it has secured rights to an approved seed product.

The testing of seeds for approval can be conducted at the provincial level or the national level. However, seeds that have been approved at the provincial level can only be distributed in the province in which the approval was issued. An approval at the national level means the approved seed can be distributed nationwide.

The procedure for provincial examination and approval requires the applicant to:

•	Submit the application to provincial government;

•
Go through two cycles of monitored growth in at least five different locations in the province. Seeds submitted for testing are planted together with control seeds, which is typically the most popular seed with farmers in the testing locations. Only seeds that have and increased yield of 8% or higher versus the control seeds and that rank in the top six among all seeds then being tested are cleared to proceed to the second year of testing, during which the results of the initial test season must be confirmed;

•	Go through one successful cycle of trial production, also in at least five different locations. If successful, a provincial examination certificate is granted and a public announcement is made.

The procedure for national examination and approval requires the applicant to:

•	Submit the application to the Ministry of Agriculture;

•
Go through two cycles of monitored production in at least five different locations. Only seeds that have 8% or higher yield compared to control seeds and that also rank in the top six among all seeds being tested in that cycle can proceed to the second year of testing; and

•	Go through one successful cycle of trial production in at least five different locations.

Seeds developed outside of China must also follow the above procedures before they can be distributed in China.

The ability to process an application for approval is an important element of success, especially in view of the long timeframe associated with obtaining approval after the seed has been developed. Failures and delays in getting the approvals on a timely basis can seriously disrupt the planning that is critical to begin commercial production. A minimum of six years - three to obtain approval and three to develop the first crop of seed for commercial distribution - is required to bring a seed to market after it has been developed. Because of its extensive network of seed-producing farmers, we have been able to bring a new product to market consistently in the minimum time. Other seed companies often take an additional season or more to bring an approved product to market. This loss of an entire growing season can be a significant disadvantage.

Foreign Ownership Restrictions

Currently, China restricts foreign ownership of businesses in the seed industry. Foreign ownership of businesses engaged in the development, production, marketing, distribution and sale of food crop hybrid seeds is limited to 49% pursuant to the “Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry” and “The Foreign Investment Industrial Guidance Catalogue” (effective as of January 1, 2005).

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax rate of 33.0% (30.0% of state income tax plus 3.0% local income tax). PRC domestic companies are governed by the Enterprise Income Tax Laws of the PRC and are generally subject to an enterprise income tax rate of 33.0%.

State Harvest is a tax-exempted company incorporated in the British Virgin Islands. Our PRC Operating Companies Subsidiaries are incorporated in the PRC and governed by the PRC laws.

The applicable tax rate of the PRC enterprise income tax to Beijing Origin is 33% (30% of state income tax plus 3% local income tax). However, our PRC Operating Companies are entitled to a preferential tax rate of 15%.

Pursuant to the Provisional Regulation of China on Value Added Tax (“VAT”) and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Pursuant to the Notice of the Ministry of Finance and the State Taxation Administration on Exempting the Value Added Tax for Agricultural Material, self-produced agricultural products sold by agricultural producers shall be exempt from VAT. Pursuant to an approval document received from Beijing Haidian District State Tax Bureau, Beijing Origin has been entitled to exemption from VAT since August 1, 2001.

Dividend Distribution

Under PRC law, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, a foreign-invested enterprise in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) fund which may not be distributed to equity owners except in the event of liquidation.

We believe that we are currently in compliance with all applicable PRC laws and regulations relating to our business.

C. Organizational structure.

Origin is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC Operating Companies. The following diagram illustrates our organizational structure as of June 30, 2006:

(1) We do not have any ownership interest in Beijing Origin, Henan Origin or Changchun Origin. Through State Harvest, we have entered into a series of stock consignment agreements with their respective shareholders. Han Gengchen (our CEO and Chairman), Yang Yasheng (our director and chief operating officer) and Yuan Liang (our Vice Chairman) currently own 34.4%, 28.675%, and 25.8% of Beijing Origin, respectively.

Stock Consignment Agreements

Under Chinese law, foreign ownership of businesses engaged in the development, production, marketing, distribution and sale of hybrid food crop seeds is limited to 49% pursuant to the “Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry” and “The Foreign Investment Industrial Guidance Catalogue.” State Harvest, as a non-Chinese corporation, may not directly own more than 49% of any of the PRC Operating Companies. However, Chinese law does not forbid the owner of stock to consign rights associated with the stock, as long as the owner does not transfer title to the stock.

To gain control over the PRC Operating Companies (other than Origin Biotechnology, which State Harvest already directly owns entirely), State Harvest entered into a series of stock consignment agreements with shareholders of those companies. These agreements consign to State Harvest all of the rights of ownership of the shares involved other than legal title, effectively transferring the control of the shares subject to the agreements to State Harvest. Those rights include the right to manage in all respects the shares held in title by the stockholders that are parties to them, including all stockholder rights to call meetings of stockholders, to submit stockholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a stockholder in respect of the shares consigned. More specifically, the consignment agreements include giving the right to select, replace and increase the number of the directors, supervisors and recommend new directors and supervisory personnel and to exercise management rights, controlling rights and decision-making power over the shares or the subject company.

Each title holder of these shares has agreed not to interfere with State Harvest’s exercise of its rights and to cooperate fully and promptly to permit State Harvest to exercise its authority over the consigned shares. This includes all limitations on the ability of the consignee to transfer or dispose of the shares to someone other than State Harvest, give guarantees using the shares, consign the shares to another, alter the ownership proportion in any way, dispose of any rights in the ownership of the shares, and agree to any debt or restructuring of the shares. State Harvest has the right to take all action in respect of the consigned shares to avoid any damage or infringement of its rights, including in the event of the consigning stockholder’s bankruptcy. State Harvest, under the agreements, has virtually all property rights in the consigned shares, including the profits, interests, dividends, bonuses and residue assets, except for legal title. If in the future any stock subject to the consignment agreements can be legally transferred to State Harvest then, without further action by State Harvest, it shall be transferred to State Harvest in whole or in part for no additional consideration to the consigning stockholder.

As a result, if and when the restriction on foreign ownership of food production companies to 49% is removed or the percentage is increased, the consigned shares will then be transferred to State Harvest. If not, the consignment agreements continue in full force and govern State Harvest’s rights over the shares.

The agreements are subject to force majeure limitations. The term of the agreements is initially three years, but they are automatically renewed indefinitely until both State Harvest and the consignor agree to terminate. There is no unilateral right of termination except in the event of a breach, in which event the non-breaching party may cancel the consignment agreement after notice and a reasonable cure period has passed and the breach continues. The consigning stockholders have warranted their authority to enter into the agreements and that State Harvest has the exclusive rights to control the shares that are subject to the consignment agreements. The agreements are binding on the heirs of the respective consigning stockholders.

The importance of the stock consignment agreements is that State Harvest may consolidate the financial reporting of the PRC Operating Companies whose shares are subject to stock consignment agreements in the manner of wholly and majority owned subsidiaries and enjoy the economic benefits of such subsidiaries. Each stock consignment agreement is subject to enforceability and limitations of the laws and rules of PRC. State Harvest may not transfer the consignment agreement, except as permitted by PRC law, such that the consignee cannot do indirectly what the title owner cannot do directly. However, we may transfer our interest in State Harvest without limitation. If there is non-performance by the stockholder or some or all of an agreement is unenforceable, we and State Harvest may lose the benefits of the agreements and suffer severe economic loss as a result. No assurance can be given that State Harvest will be able to enforce its rights vis-à-vis the consigning stockholders in the courts of the PRC, and we are not aware of any cases where these types of stock consignment agreements have been interpreted by PRC courts.

Notwithstanding the foregoing, these agreements are enforceable under current PRC law. However, none of these kinds of agreements have yet been subject to judicial review or interpretation. The consignment agreements provide that if there is any interpretation of the terms by a PRC court, the agreements should be construed in such a way as to give State Harvest as much of the full and actual ownership and full beneficial rights and benefits of the consigned stock as is possible, so as to approximate full ownership under all applicable law.

In the event that the consignment agreement is not enforced or is terminated because of a breach by State Harvest that is not cured, the right to the stock would be lost and the economic rights would be terminated. However, such a termination would not terminate the agreement to transfer technology to Origin Biotechnology, so notwithstanding the termination of a consignment agreement, State Harvest would continue to own the technology and intellectual property through Origin Biotechnology, its wholly owned subsidiary. Also, the termination of one stockholder’s consignment agreement does not cause the termination of any of the other consignment agreements, so it would only result in a reduction in consigned shares under State Harvest’s control.

The following is a table of the parties to the consignment agreements:

PRC Operating Company	Consigning Owner	% of Shares Consigned
Beijing Origin	Han Gengchen	34.4%
	Yang Yasheng	28.675%
	Yuan Liang	25.8%
	Zhao Yuping	3.995%
	Zhang Weidong	3.13%
	Chen Weicheng	1.96%
		97.96%
Changchun Origin	Beijing Origin	99.0%
	Han Gengchen	1.0%
		100.0%
Henan Origin	Beijing Origin	90.0%
	Zhang Yingli	4.08%
	Yang Yasheng	3.88%
		97.96%

Technical Service Agreements

All of the intellectual property rights of Beijing Origin, Changchun Origin and Henan Origin have been transferred to Origin Biotechnology pursuant to technical service agreements dated December 25, 2004. The purpose of this was to permit the better management and licensing of the intellectual property that the three assignors have developed. Under the technical agreements, Origin Biotechnology will provide technical research and production and distribution services for the seeds produced by the group. These services include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The initial term is for three years, but the agreements are automatically renewed unless both parties agree to a termination. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds. Generally, the fees will be as follows: RMB1.20 per kilogram of corn sold by the party receiving the technical services; RMB6 per kilogram of rice sold by the party receiving the technical service and RMB12 per kilogram of cotton sold by the party receiving the technical services. The fees are to be confirmed and paid at the end of each growing season.

D. Property, plant and equipment.

Our principal executive offices are located in the Changping District in Beijing where we own approximately 10,320 square meters of office, and the right to use approximately 19,250 square meters of land. The land use right currently secures an extendadable loan of RMB17 million from the China Construction Bank Beijing Shangdi Branch to Beijing Origin. We also own or lease manufacturing facilities, laboratories, seed production and other agricultural facilities, office space, warehouses, research stations and breeding centers in Gansu, Henan, Liaoning, Jilin, Hebei, Yunnan, Jiangsu, Shan’xi and Sichuan provinces, and in Daxing of Beijing. These facilities include approximately 220,000 square meters of land and approximately 30,000 square meters of office. The leased facilities are rented at regular commercial rates, and management believes other facilities are available at competitive rates should it be required to change locations or add facilities.

We are in the process of constructing additional new facilities in Shenyang, Liaoning Province, including approximately 7,700 square meters of new office and approximately 19,999.98 square meters of seed processing plant. These facilities are scheduled to be completed by October 2006.

We believe that our existing facilities, together with our facilities under construction, are adequate to conduct our current and foreseeable future business operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect”, “anticipate”, “intend”, “believe”, or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward — looking statements. Actual results could differ materially from those projected in the forward — looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We specialize in the research, development, production, sale and distribution of hybrid crop seeds, currently including corn seeds, cotton seeds, and rice seeds. We conduct our business operations mainly through our PRC Operating Companies in China. We develop, produce and supply both internally developed and licensed crop seeds to the Chinese agricultural market. Our initial focus was on hybrid corn seed production and sales. In 2001, we expanded our business activities to include the production and sale of hybrid cotton seeds. We further expanded into rice seeds in 2004. We have established our own stable of seed production bases in China. We provide seed producing farmers technical training and teach them field quality control practices. In addition to distributing and supplying seeds that are licensed from other parties, we also develop and supply internally developed seed products. We believe that genetically modified products will eventually be promoted and accepted in the Chinese market. In 2000, we initiated our own biotechnology research program that applies genetic modifications to improve the quality of seeds and their yields. We have a sales and marketing team of 137 employees. Our nationwide distribution network covers most parts of China, and consists of over 2,400 first-level distributors and over 50,000 second-level distributors and retailers. Our distributors sell our products to retailers who in turn sell to farmers, who are end-users of our products.

We recognize revenue after our products have been delivered to our distributors, when there is no right of return of our delivered products for refund or credit, and the sales price is determined and fixed. We deliver our products and receive payments on a relatively predictable schedule. First, we request and generally receive a cash deposit for our products, followed by a full pre-payment of the expected sales price. Then, we deliver products to our customers and receive confirmation of delivery. Finally, we set the final sales price of our delivered products to a customer based on the total volume of sales to that customer. This final price includes any end of the season discount we offer to our customers. As a result of our discount policy, we cannot set the final sales price of our products to a customer until the entire selling season has ended for that customer. Selling seasons vary among customers from region to region and from year to year, and generally start in September and end in June of the following year.

Due to the revenue recognition policies required by accounting rules, we do not count our cash receipts from a customer as revenue until the discount for such customer is fixed and determinable, even though we have received full pre-payment of the expected sales price from each customer and in most cases are entitled to retain a substantial portion of that payment. Instead, before delivery of our products we book our cash receipts as advances from customers. After delivery, we take into account the maximum amount of discount that a customer will receive, and estimate the minimum amount of our cash receipts that will be counted as revenue once the final sales price is fixed and determined and book that amount as deferred revenues. The recognition of deferred revenue as revenue takes place at the end of the selling reasons for our customers, when there is no right of return of our delivered products for refund or credit and the sales price of our products is fixed and determined. If final discounts offered to our customers are less than expected, then the amount added to revenue will actually be higher than the amount of our deferred revenue.

Our fiscal year before July 2006 ended on December 31, and our selling seasons typically begin in September and end in June of the following year. Due to the way we recognize revenue, our reported revenues for any given fiscal year typically reflect sales generated from January to June of that fiscal year and sales generated from September to December of the prior year. Our deferred revenues for any given fiscal year typically reflect products delivered between September and December of that year.

In 2004, we confirmed final sales prices for a portion of our product deliveries between September and December of that year to customers principally located in the southwestern region of China, and realized that portion of the sales as revenue in 2004. As a result, our revenues for 2005 decreased approximately 31.25% to RMB207.29 million ($25.69 million) from RMB301.52 million ($36.43 million) in 2004, and our net income for 2005 decreased approximately 74.93% to RMB16.41 million ($2.03 million) from RMB65.46 million ($7.91 million) in 2004. At the same time, our deferred revenues for 2005 increased 378.85% to RMB181.58 million ($22.50 million) from RMB37.92 million ($4.58 million) in 2004.

The volume of our crop seeds delivered between July and December increased to 20.24 million kilograms in 2005 from 14.14 million kilograms for the same period in 2004, representing an increase of 43.14%. Our significant growth in product delivery during the second half of 2005 was attributable to a number of factors, including our substantial expansion in operations in the cities of Kunming, Xi’an and Xuzhou, as well as the introduction of our new hybrid corn seed product, Li Yu 16, in 2005.

On June 30, 2006, we changed our fiscal year-end from December 31 to June 30 starting from the fiscal year for 2006.

Key factors affecting our growth, operating results and financial condition

We expect our future growth, operating results and financial condition to be driven and affected by a number of factors and trends including:

•
Our ability to manage the growth and expansion of the company, including our ability to attract and retain high quality professionals to help manage our growth. If we do not manage our growth effectively, our growth may slow and we may not be able to maintain profitability;

•	Potential fluctuation in the demand for and supply of crop seeds in China;

•	Our ability to continue to license or acquire crop seeds from third party developers and our ability to develop proprietary crop seeds;

•	Future consolidations in the crop seed industry in China may give rise to new or strengthened competitors;

•	The possibility that the crop seed industry in China may favor genetically modified seeds over hybrid seeds;

•
The possibility of major natural disasters in China, which may have materially adverse impact on our business and results of operation, as there is currently no agriculture insurance available in China against natural disasters;

•	Chinese government’s continuing support for the growth and development of the agriculture sector;

•	Our benefits from certain government incentives including tax incentive and expiration of, or changes to, these incentives could have a material adverse effect on our operating results; and

•	Our ability to correctly estimate growers’ future needs, and match our product varieties and production levels to meet those needs.

Revenues

We derive revenues primarily from the sale of various crop seeds, including corn seeds, cotton seeds and rice seeds in China. The sale of corn seeds accounted for approximately 97.90% and 94.61% of our revenues in 2004 and 2005, respectively; the sale of cotton seeds accounted for 1.61% and 4.06% of our revenues in 2004 and 2005, respectively; and the sale of rice seeds accounted for 0.48% and 1.33% of our revenues in 2004 and 2005, respectively. The most significant factor that affects our sale of crop seeds in China is the demand for and supply of crop seeds in China’s agriculture market. As a result, the price we are able to demand for our seeds is mainly dependent on the aggregate supply of crop seeds in relation with crop seed demand in any growing season. Any potential fluctuation in the demand and supply of seeds in China may cause significant volatility in the pricing of crop seeds in China and, in consequence, in our operating results and financial condition. In addition, because decisions relating to our production volume are made before we know the volume of seed orders and the market price for such orders, we face the risk of either over-supplying the market or under-supplying the market, which could materially and adversely affect our revenues, profitability and operating results.

Deferred revenue

Because of the discount policy we offer to our customers, we sometimes carry a sizeable deferred revenue on our balance sheet. This deferred revenue reflects the value of our crop seeds delivered after evidence of a sales arrangement is confirmed, delivery to the customer is made and full pre-payment from the customer is received, but before the final sales price is fixed and determined. This aspect of our revenue recognition policy does not have a significant effect when deferred revenues in the periods being compared remain roughly the same proportion to overall sales. However, when the proportion of our sales classified as deferred revenue varies significantly from year to year, as sometimes occurs, our revenues and earnings as reported in our financial statements may give an inaccurate indication of our financial performance, tending to understate revenues in years where the deferred revenue component is high and overstating revenues in the subsequent year. This potential for distortion in results from calendar year to calendar year is one of the principal reasons that we have chosen to change to a June 30 fiscal year. We believe this change will alleviate the potential for distortion on a fiscal year basis. However, the results being reported in this Form 20-F are calendar year results, and a large increase in deferred revenue for the year 2005 as compared to 2004 coincided with a decrease in revenues in 2005 when compared with 2004, even though our business expanded in 2005 in terms of volume of products delivered. Since a substantial portion of our deferred revenue will typically be recorded as revenue in the subsequent period, we believe deferred revenue is an important measure of our sales generated in the current reporting period.

For the year ended December 31, 2005, we had a deferred revenue of RMB181.58 million ($22.50 million) compared with RMB37.92 million ($4.58 million) in 2004. This increase of 378.85% reflects what we believe to be significant product delivery growth during the second half of 2005 when compared with the same period in 2004, even though our reported revenues in 2005 decreased 31.25% to RMB207.29 million (US$25.68 million) in 2005 from RMB301.52 million (US$36.43 million) in 2004.

The volume of our crop seeds delivered between July and December increased to 20.24 million kilograms in 2005 from 14.14 million kilograms for the period in 2004, representing an increase of 43.14%.

Cost of revenues

Our cost of revenues consisted of expenses directly related to our crop seeds sales. Our cost of revenues primarily consists of the purchase prices for seeds, depreciation and amortization, shipping and handling cost, salary and compensation, supplies and rent.

Purchase price for seeds. The purchase price for seeds consists of the price we pay to farmers for the seeds we ask them to grow for us. The purchase price for seeds is the largest component of our cost of revenues and is likely to be our most variable element of our cost of revenues. Our purchase price for seeds is expected to increase (1) as our business continues to grow and if we enter into additional seed purchase arrangements with farmers, and (2) due to seed price increases we may experience in the future.

Depreciation and amortization. Depreciation consists of depreciation of property, plant and equipment. Amortization consists of amortization of our seed license fees.

Shipping and handling. Shipping and handling costs include costs associated with product delivery and handling.

Salary and compensation. Salary and compensation expenses include wages, bonuses and other benefits, including welfare benefits. Salary and compensation included in our cost of revenues relate to our production personnel. We expect that our salary and compensation expenses will increase in the future in conjunction with our intended growth.

Supplies. Supplies consist of supplies and packing cost for producing seeds.

Operating expenses

Our operating expenses consist of general and administrative expenses, research and development expenses, selling and marketing expenses and stock-based compensation expenses. Our operating expenses have increased as a percentage of revenues for 2005 primarily due to the distortions caused by our revenue recognition policies, which resulted in a significant portion of sales receipts from our product deliveries in 2005 being deferred into 2006. The increase in our operating expenses as a percentage of revenues is also attributable to the expansion of our business and the increase in the cost of professional services and other related costs associated with our being publicly listed in the U.S.

We expect our operating expenses will continue to increase for the foreseeable future, but the rate of such increase will depend primarily on our business needs, including efforts we may undertake to expand our business. We expect our operating expenses as a percentage of revenues will decrease in 2006 because we have changed our fiscal year-end from December 31 to June 30 and expect to be able to recognize most of our deferred revenues in 2005 as revenues in 2006.

General and administrative expenses. General and administrative expenses primarily consist of salary and compensation for our general management, finance and administrative personnel, rent, professional expenses and other expenses, including travel and other general business expenses, office supplies and general office furniture and equipment. We expect our general and administrative expenses to increase in 2006 and for the foreseeable future as we adopt SFAS 123(R) to recognize all share-based payments to employees including grants of employee stock options in our income statement based on the grant-date fair values commencing January 1, 2006. Among some of the general administrative expenses we expect to incur are expenses incurred in connection with our compliance with the Sarbanes-Oxley Act of 2002.

Research and development expenses. Our research and development expenses primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds, rent and depreciation of plant and equipment attributable to our research and development efforts. We expect that our product development expenditures will remain relatively stable for at least the next twelve months, which we believe will be sufficient to meet our expected research and development needs during that period.

Selling and marketing expenses. Our selling and marketing expenses primarily consist of salary and compensation for our sales and marketing personnel, transportation expenses and related marketing expenses. Growth in our selling and marketing expenses will depend on our market expansion. We expect to continue to increase our sales and marketing efforts in the foreseeable future, including our plan to hire additional sales and marketing personnel to focus on our new product promotion and market expansion.

Stock-based compensation expenses. In December 2004, the Financial Accounting Standards Board (“FASB” or the “Board”) issued Statement of Accounting Standards (“SFAS”) No.123(R), “Share-Based Payment”. SFAS No. 123(R) is a revision of SFAS No. 123, and supersedes Accounting Principal Board Opinion No. 25 (“APB 25”). Among other items, SFAS 123(R) eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments, including stock option grants, based on the grant date fair value of those awards on the grant date. We adopted SFAS No. 123(R) effective for the year ended December 31, 2005. We expect that the adoption of SFAS 123(R) will result in additional amortization of stock--based compensation expense and an increase in our operating expenses for 2006.

Stock option plan and option agreements

Our stock option is granted under the Chardan China Acquisition Corp. 2005 Performance Equity Plan, which became the Origin Agritech Limited 2005 Performance Equity Plan (the “Plan”) by operation of law under the terms of our merger with Chardan China Acquisition Corp. We adopted the Plan in November 2005, under which we could issue share options with the right to purchase up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. We granted options under the Plan with the right to purchase a total of 974,000 ordinary shares in 2005. We may in the future grant options to purchase up to an additional 526,000 ordinary shares under the Plan.

All of the options we granted in November 2005 have an exercise price of $8.75 per share and are exercisable for a term of 3-5 years starting from November 8, 2005. All of the options granted under the Plan to our directors and managers have a vesting period of three to five years. As of June 30, 2006, we had no options that were vested or immediately exercisable for ordinary shares. We recorded a total stock-based compensation expense of RMB774,000 ($96,000) for the year ended December 31, 2005.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the company’s significant accounting policies, see Note 2 to Origin’s consolidated financial statements.

Revenue recognition.

We derive revenue primarily from the sale of various crop seeds, including corn seeds, cotton seeds and rice seeds in China. We recognize revenue when pervasive evidence of a sales arrangement exists, products are delivered, the price is fixed and determinable, collectibility is reasonably assured, and the right of return has expired. Accordingly, we defer revenue recognition until all sale return privileges lapse, which generally occurs within 15 days of delivery, and until the selling price has been finalized by our management and confirmation has been issued to the customer, which generally occurs at the end of our selling season. Because of the discount policy we offer to our customers, we sometimes carry a sizeable deferred revenue that reflects the value of our crop seeds delivered after evidence of a sales arrangement is confirmed, delivery to the customer is made and pre-payments from the customer is received, but before the final sales price is fixed and determined at the end of the selling season. This aspect of our revenue recognition policy does not have a significant effect when deferred revenues in the periods being compared remain roughly the same proportion to overall sales. However, when the proportion of our sales classified as deferred revenue varies significantly from year to year, as sometimes occurs, our revenues and earnings as reported in our financial statements may give an inaccurate indication of our financial performance, tending to understate revenues in years where the deferred revenue component is high and overstating revenues in the subsequent year. This potential for distortion in results from calendar year to calendar year is one of the principal reasons that we have chosen to change to a June 30 fiscal year.

Impairment of long-lived assets.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair market value of the asset is recognized.

Income taxes.

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our deferred tax assets would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to income in the period such determination was made.

Stock-based compensation.

In preparing the consolidated financial statements for 2005, we adopted SFAS No. 123 (revised 2004), or SFAS No. 123(R), issued by the FASB in December 2004, to recognize all share-based payments to employees, including grants of employee stock options, in our income statement based on the grant-date fair values. Pro forma disclosure will no longer be permitted. As a result, if we grant stock options in the future, our reported earnings would be adversely affected.

Acquired intangible assets, net

Acquired intangible assets consist primarily of purchased technology rights and are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of these assets of 5 to 10 years and records in cost of revenues.

Government subsidies

We receive government subsidies in the form of funds for research and development activities. These research and development subsidies reduce the costs of our research and development activities. We also receive subsidies in the form of land use subsidies. Land use subsidies are recorded against the costs of land use rights. These are recognized when received because there are no continuing obligations for their retention once received.

Results of Operations

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of revenues, for the periods indicated:

	For the year ended December 31,
	2001		2002		2003		2004		2005
	in thousand RMB	as % of net revenue	RMB	as % of net revenue	in thousand RMB	as % of net revenue	in thousand RMB	as % of net revenue	in thousand RMB	as % of net revenue
Consolidated statement of operations and comprehensive income (loss) data:
Revenues	75,056	100.00	98,717	100.00	191,645	100.00	301,520	100.00	207,291	100.00
Cost of revenues	(50,341)	(67.07)	(46,006)	(46.60)	(118,977)	(62.08)	(178,313)	(59.14)	(129,162)	(62.31)
Gross (loss) profit	24,715	32.93	52,711	53.40	72,669	37.92	123,207	40.86	78,129	37.69

Selling and marketing	(8,900)	(11.86)	(6,480)	(6.56)	(13,310)	(6.95)	(20,390)	(6.76)	(27,037)	(13.04)
General and administrative	(8,742)	(11.65)	(9,642)	(9.77)	(18,948)	(9.89)	(24,149)	(8.01)	(28,983)	(13.98)
Research and development	(2,497)	(3.33)	(5,372)	(5.44)	(5,288)	(2.76)	(6,774)	(2.25)	(6,977)	(3.37)
Total operating expenses	(20,139)	(26.83)	(21,494)	(21.77)	(37,546)	(19.59)	(51,313)	(17.02)	(62,997)	(30.39)

other operating income	-	-	-	-	-	-	-	-	2,309	1.11

Income (loss) from operations	4,576	6.10	31,217	31.62	35,122	18.33	71,894	23.84	17,441	8.41

Interest income	134	0.18	440	0.45	845	0.44	371	0.12	886	0.43
Interest expenses	(172)	(0.23)	(417)	(0.42)	(483)	(0.25)	(831)	(0.28)	(1,829)	(0.88)
Other income (expense)	6,584	8.77	(606)	(0.61)	1,137	0.59	149	0.05	300	0.14
Equity in earnings of associated company	-	-	-	-	-	-	1,925	0.64	879	0.42
Income (loss) before income taxes	11,122	14.82	30,634	31.03	36,621	19.11	73,508	24.38	17,677	8.53
Income tax	(3,232)	(4.31)	(1,498)	(1.52)	(7,808)	(4.07)	(7,698)	(2.55)	(1,405)	(0.68)
Income (loss) before minority interests	7,890	10.51	29,136	29.51	28,813	15.03	65,810	21.83	16,272	7.85
Minority interests	225	0.30	(2,575)	(2.61)	138	0.07	(351)	(0.12)	137	0.07
Net income (loss)	8,115	10.81	26,561	26.91	28,951	15.11	65,459	21.71	16,409	7.92

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues

Our revenues for 2005 decreased approximately 31.25% to RMB207.29 million (US$25.69 million) from RMB301.52 million ($36.43 million) in 2004. This decrease does not reflect a decrease in our business during 2005, which actually expanded based on volume of products delivered. For example, the volume of our crop seeds delivered between July and December increased to 20.24 million kilograms in 2005 from 14.14 million kilograms for the same period in 2004, representing an increase of 43.14%.

As noted under the discussions of Overview and Critical Accounting Policies above, revenue is recognized only after a sale is made and the price is fixed and determinable, which usually occurs at the end of a selling season. Until that occurs, the revenue associated with those sales is carried as deferred revenue. Our fiscal year before June 2006 ended on December 31, and our selling seasons typically begin in September and end in June of the following year. Due to the way we recognize revenue, our reported revenues for any given fiscal year typically reflect sales generated from January to June of that fiscal year and sales generated from September to December of the prior year. Our deferred revenues for any given fiscal year typically reflect products delivered between September and December of that year.

In 2004, we confirmed final sales prices for a portion of our product deliveries between September and December of that year to customers principally located in the southwestern region of China, and realized that portion of the sales as revenue in 2004. As a result, our revenues for 2005 decreased approximately 31.25% to RMB207.29 million ($25.68 million) from RMB301.52 million ($36.43 million) in 2004, while our deferred revenues for 2005 increased 378.85% to RMB181.58 million ($22.50 million) from RMB37.92 million ($4.58 million) in 2004.

In 2005, approximately 94.61% of our revenues were derived from sales of our corn hybrid seeds. Approximately 4.06% of our revenues were derived from sales of cotton seeds and 1.33% of revenues came from sales of rice seed. We anticipate that cotton seed and rice seed will represent an increasing share of our revenues in future periods.

Cost of revenues

The cost of revenues decreased by 27.56% to RMB129.16 million (US$16.00 million) in 2005 from RMB178.31 million (US$ 21.54 million) in 2004. This decrease was generally in line with a similar decrease in our revenues due to the effects of an increase in deferred revenue. This decrease also reflects an increase in our purchase price for seeds.

Gross profit

As a result of the foregoing, our gross profit for 2005 decreased approximately 36.59% to RMB78.13 million ($9.68 million) from RMB123.21 million ($14.89 million) in 2004.

Gross margin

As a percentage of total revenues, our gross margin was 37.69% in the year ended December 31, 2005, as compared with 40.86% in the year ended December 31, 2004. The decrease in gross margins was primarily due to an increase in purchase price for seeds in 2005.

Operating expenses

Operating expenses increased by 22.78% to RMB63.00 million (US$7.81 million) in 2005 from RMB51.31 million (US$6.20 million) in 2004. The increase was due to a substantial increase in selling and marketing expenses and, to a lesser extent, due to an increase in general and administrative expenses.

Selling and marketing

Selling and marketing expenses increased by 32.60% to RMB27.04 million (US$3.35 million) in 2005 from RMB 20.39 million (US$2.46 million) in 2004. The increase in selling and marketing expenses was largely attributable to our build-up of sales and marketing capabilities in the cities of Kunming, Xi’an and Xuzhou in 2005, and the increase in our advertising expenditures and costs and expenses associated with other promotional activities.

General and administrative

Our general and administrative expenses increased slightly to RMB28.98 million (US$3.59 million) in 2005 from RMB24.15 million (US$2.92 million) in 2004. This increase was primarily due to stock-based compensation expenses, merger related consulting fees, and auditing expenses that we incurred in 2005.

Research and development

Our research and development expense in 2005 was RMB6.98 million (US$0.87 million), and it remained relatively flat compared with our research and development expense of RMB6.77 million (US$0.82 million) in 2004.

Income from operations

As a result of the foregoing, we had income from operations in 2005 of RMB17.44 million (US$2.16 million), compared with income from operations of RMB71.89 million (US$8.69 million) in 2004. Our income from operations decreased 75.74% from 2004 to 2005 primarily due to the large deferred revenue we recorded in 2004, a substantial portion of which was recorded as revenue in 2005.

Interest expense

Interest expense increased by 120.05% to RMB1.83million (US$ 0.23million) in 2005 from RMB0.83 million (US$0.1 million) in 2004. The increase in interest expense was primarily attributable to the amount of loans outstanding, which increased from RMB41million (US$4.95 million) in 2004 to RMB63 million (US$7.81 million) in 2005.

Equity in earnings of associated company

Equity in earnings of associated company decreased 54.33% to RMB0.88 million (US$0.11 million) from RMB1.92 million (US$0.23 million) in 2004, due to a decease in net income of Shijiazhuang Li Yu Technology Development Co., Ltd., in which hold 30% equity interest.

Other income

Other income increased by 101.18% to RMB0.30 million (US$ 0.04 million) in 2005 from RMB0.15 million (US$0.02 million) in 2004, primarily as a result of government subsidies and compensation paid in connection with a successful commercial litigation.

Income taxes

Income taxes decreased 81.75% to RMB1.41million (US$0.17 million) in 2005 from RMB7.7 million (US$0.93 million) in 2004, primarily due to a decrease in taxable income.

Net income

As a resulting of the foregoing, our net income decreased by 74.93% to RMB16.41 million (US$2.03million) in 2005, compared with RMB65.46 million (US$7.91 million) in 2004. This decrease in net income was primarily attributable to our revenue recognition policy, which resulted in an increase in deferred revenue for the 2005 fiscal year.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003.

Revenues

Total revenues increased by 57.33% from 2003 to 2004, to RMB301.52 million (US$36.43 million) in 2004, as compared to RMB191.65 million (US$23.16 million) in 2003. This increase was due to an increase in the quantity of corn seed sold together with a higher selling price. The expansion of sales in the southwest and northeast regions of China caused a substantial increase in sales quantity. The volume of corn seed was increased by 12.15 million kilograms, which grew from 26.3 million kilograms in 2003 to 38.45 million kilograms in 2004. In addition, the expansion in net revenue was due to the change in product sales mix. In 2003, the corn seed product brand YuYu 22 was the principal product followed by Linao No. 1. However, its unit selling price was relatively lower than the other corn seeds sold by us. In 2004, the corn seed product brand, Linao No. 1, had a relatively higher unit selling price brand and was the most popular product sold while YuYu 22 represented 13% of sales. In addition, there were 140,000 kilograms in rice seed sales valued at (RMB2.22 million (US$0.27 million), resulting from our developing, planting, and selling rice seeds beginning in 2004.

Cost of revenues

The cost of seeds sold increased by 49.86% to RMB178.31 million (US$ 21.54 million) in 2004 from RMB118.98 million (US$14.38 million) in 2003. This increase was primarily the result of the increase in the quantity of corn seed sold. Nevertheless, the increase in cost of sales is less than the increase in net revenue. This was mainly caused by the increase in selling price which outweighed the increase in cost of sales. In 2004, cost of corn seeds sold was RMB173.79million (US$20.99 million). The average cost of corn seed sold per unit increased by 1.5% in 2004 compared to 2003, of which in 2004, an increase in technology usage fees and the shipping costs were the key causes. On the other hand, there were savings in other material costs such as seed coatings. The technology usage fees, paid based on quantity sold were RMB13.39 million (US$1.62 million) and, RMB6.52 million (US$0.79 million) in 2004 and in 2003 respectively. The increase of technology usage fee is more than the increase of cost of sales, which is mainly due to the amount sold of product YuYu 22, which had a lower charge for technology usage fee, and the decrease in sales quantity from 48.42% in 2003 to 18.7% in 2004. Shipping and handling costs increased by 70.32% to RMB8.09 million in 2004 from RMB4.75 million in 2003 because of the increase in sales together with the increase in gas prices and strict limits on loads per trucks.

Gross margin

As a percentage of total net revenues, overall gross margin was 40.86% in the year ended December 31, 2004, as compared with 37.92% in the year ended December 31, 2003. This increase in gross margins was primarily the result of change in product sales mix, an increase in the selling price and effective cost controls.

Operating expenses

Operating expenses increased to RMB51.31 million (US$6.20 million) in 2004 from RMB37.55 million (US$4.54 million) in 2003. The increase was due to substantial increases in selling and marketing expenses and general and administrative expenses and, to a lesser extent, an increase in research and development expenses.

Selling and marketing

Selling and marketing expenses increased by 53.19% to RMB20.39 million (US$2.46 million) in 2004 from RMB 13.31 million (US$1.61 million) in 2003. Of the RMB20.39 million (US$2.46 million) in 2004, approximately RMB3.15 million (US$0.38 million) was used for advertising, RMB3.06 (US$0.37 million) million was used for materials to educate our customers about the basics of planting our seed products, RMB9.17 million (US$1.11 million) was spent for transportation and traveling, RMB3.44 million (US$0.42 million) for salary and benefits, and RMB1.42 million (US$0.17 million) on telecommunication. The increase in selling and marketing expenses was primarily due to an increase in advertising of RMB1.35 million (US$0.16 million); an increase in materials to educate our customers of RMB1.85 million (US$0.22 million); an increase in transportation and traveling expenses of RMB3.04 million (US$0.37 million); an increase in salary and benefits expenses of RMB0.79 million (US$0.09 million), related to increased sales; setting up three new marketing departments in Changchun, Baoding and Shenyang; and the increase in incentive bonuses for its marketing staff.

General and administrative

General and administrative expenses increased by 27.44% to RMB24.15 million (US$2.92 million) in 2004 from RMB18.95 million (US$2.29 million) in 2003 primarily due to the increase in general personnel expenses of RMB3.67 million (US$0.44 million), increase in expenses associated with running motor vehicles and traveling expenses of RMB0.56 million (US$0.07 million) and an increase in general office supplies of RMB0.42 million (US$0.05million). All these were associated with the increase in the scale of our operation.

Research and development

Research and development expense increased by 27.98% to RMB6.77 million (US$0.82 million) in 2004 from RMB5.29 million (US$0.64 million) in 2003. The increase was due primarily to the hiring of additional staff used in developing our own breeding program and the set up of two research stations in Chengdu and Changchun.

Income from operations

Income from operations increased by 104.69%, from RMB71.89 million (US$8.69 million) in 2004 to RMB35.12 million (US$4.24 million) in 2003. This increase in income from operations was primarily attributable to the large growth in overall revenues and the level of the costs for sales we maintained.

Interest expense

Interest expense increased by 72.91% to RMB0.83 million (US$0.1 million) in 2004 from RMB0.48 million (US$0.06 million) in 2003. The increase in interest expense was primarily attributable to the amount of loans outstanding which increased from RMB35million (US$4.23 million) in 2003 to RMB41 million (US$4.95 million) in 2004, and the average interest rate increased from 5.04% to 5.33%.

Equity in earnings of associated company

Equity in earnings of associated companies increased to RMB1.92 million (US$0.23 million) in 2004 from zero in 2003 due to the acquisition of 30% interest in Shijiazhuang Li Yu Technology Development Co., Ltd.

Other income

Other income decreased by 86.84% to RMB0.15 million (US$0.02 million) in 2004 from RMB1.14 million (US$0.14 million) in 2003 as reduction in subsidy from government.

Income taxes

Income taxes decreased 1.79% to RMB7.67 million (US$0.93 million) in 2004 from RMB7.81 million (US$0.94 million) in 2003. Though Origin recorded a substantial increase in income before taxation, there was still a decrease in taxation due to the shifting of operations to our PRC subsidiary and branch which were either exempted or enjoyed the tax cut from the enterprise income tax in 2004.

Net income

Net income increased 126.11% to RMB65.46 million (US$7.91 million) in 2004, compared to approximately RMB28.95 million (US$3.50 million) in 2003. This significant increase in profits was primarily the result of an increase in sales, both in terms of volume and average selling price per kilogram of seed, with a lower growth rate in the associated costs to produce the income as compared with fiscal year 2003.

B. Liquidity and Capital Resources

As of December 31, 2005, we had approximately RMB237.83 million (US$29.47 million) in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and liquid investments with original maturities of three months or less that are deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts.

We financed our operations through cash generated from operating activities and short term borrowings. We had a total short-term borrowings of RMB63.00 million (US$7.81 million) and a total long-term borrowings of RMB1.88 million (US$233,000). A portion of our short-term borrowings (RMB43.00 million) is secured by our land use rights in the Zhongguancun Life Science Park. Our long-term borrowings consisted of a third-party loan of RMB1.88 million (US$233,000) which is due in 2010 and 2015 by two equal installments and bears an interest of 2.4% per annum.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2003, 2004 and 2005:

	Year ended December 31,
	2001	2002	2003	2004	2005
(in thousand)	RMB	RMB	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	32,943	55,976	(14,961)	42,745	24,387	3,020
Net cash used in investing activities	(5,671)	(24,586)	(32,962)	(27,201)	(62,722)	(7,772)
Net cash used in financing activities	5,000	10,000	18,446	4,083	207,706	25,740
Net increase(decrease) in cash and cash equivalents	32,272	41,390	(29,477)	19,627	169,371	20,988
Cash and cash equivalents, beginning of year	5,036	37,308	78,698	49,221	68,848	8,531
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	(391)	(48)
Cash and cash equivalents, end of year	37,308	78,698	49,221	68,848	237,828	29,471

Net cash provided by operating activities was RMB24.39 million (US$3.02 million) in 2005 compared to RMB42.75 million (US$5.17 million) in 2004. This decrease was primarily due to a decrease in net income of RMB16.41 million (US$2.03 million), an increase of our inventory of RMB121.56 million (US$15.06 million), a decrease in due to growers of RMB17.16 million (US$2.13 million), and offset by an increase in deferred revenues of RMB143.66 million (US$17.8 million). Net cash provided by operating activities increased RMB24.39 million (US$3.02 million) to net cash of RMB42.74 million (US$5.16 million) in 2004, compared to net cash used in operating activities of RMB14.96 million (US$1.81 million) in 2003. This increase was primarily attributable to an increase in net income of RMB65.46 million (US$7.91 million), a decrease of account receivable of RMB5.32 million (US$0.64 million) and an increase in due to growers of RMB47.95 million (US$5.79million), as we grew our business in 2004.

Net cash used in investment activities was RMB62.72 million (US$7.77 million) in 2005, of which RMB43.20 million (US$5.35 million) was used in the construction of our new headquarter offices in Beijing and for completion of the manufacturing plant in Linze, RMB5.70 million (US$0.71 million) was used to purchase land use rights, RMB2.92 million (US$0.36 million) was used to purchase intangible assets, and RMB5.68 million (US$0.70 million) was used to acquire an additional 7% interest of Biocentury Transgene (China) Co., Ltd. Net cash used in investment activities was RMB27.2 million (US$3.29 million) in 2004, of which RMB15.47 million (US$1.87 million) was used to start the construction of our headquarter offices and in the purchase of fixed assets, and RMB8.32 million (US$1.0 million) was used to complete our purchase of 8% of Biocentury Transgene (China) Co., Ltd.

Net cash provided by financing activities was RMB207.71 million (US$25.74 million) in 2005, which reflects our short-term borrowings of RMB63.00 million (US$7.81 million) and includes net proceeds from our reverse merger of RMB159.83 million (US$19.81).

To date, we have funded our operations through cash flow derived from operations and short-term borrowings. Due to the cyclical nature of the cash flow inherent in our business, with the majority of cash flow from operations received during the second half of the calendar year, we use bridge loan financings and bank credit facilities to cover operating expenses during low-revenue portions of the year.

The nature of our business involves cycles in expenses and revenues that are not always in phase. Most often in the third calendar quarter of each year, we may face costs that are in excess of its cash flow sources during that period. Whether that occurs, and to what extent it occurs, depends on the amount of deposits received from customers compared with the advanced payments made by us to our seed producing farmers and the final payment for seed procurement. The exact timing of these payments is determined by the Chinese lunar calendar, which varies from one calendar year to the next. As a result, in some years our working capital needs are greater than in others. This aspect of the business is the reason we have customarily relied upon short term bridge loans to cover our expenses pending receipt of cash payment from farmers at the time of seed purchases. We, on a consolidated basis, have had access to sufficient financing in the past to manage these cash flow cycles. As discussed above, we have consistently repaid our short-term borrowings at or before maturity.

On July 1, 2006, we identified the existence of potential contingent tax liabilities arising from our reverse merger in November 2004. We determined that these contingent tax liabilities were more likely than remote. As of December 31, 2005, we estimate such contingent tax liabilities to be in the range of RMB39.06 million (US$4.84 million) to RMB64.22 million (US$7.96 million). Consequently, RMB39.06 million (US$4.84 million) was included in income tax payable on our balance sheet and was charged to equity because such liabilities were part of the recapitalization in connection with our reverse merger. We do not expect to incur tax liabilities at the higher end of the range, based on information currently available.

We believe that our cash and cash equivalents balance, together with our access to financing sources, will continue to be sufficient to meet the working capital needs associated with our current operations on an ongoing basis, as well as the RMB39.06 million (US$4.84 million) contingent tax liability described above, although that cannot be assured. It is also possible that our cash flow requirements can increase as a result of a number of factors, including unfavorable timing of cash flow events, the decision to increase investment in marketing and development activities or the use of cash for the acquisition of one or more of its competitors to accelerate our rate of growth.

Relevant PRC laws and regulations permit payments of dividends by our PRC Operating Companies only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires that annual appropriations of 10%-15% of net after-tax income be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC Operating Companies are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances.

Even though we currently do not require any such dividends, loans or advances from our PRC Operating Companies, we may in the future require additional cash resources from our PRC Operating Companies due to changes in business conditions, to fund future acquisitions or developments, or merely to declare and pay dividends or distributions to our shareholders, although we currently have no intention to do so.

C. Research and Development, Patents and Licenses, etc.

We focus our research and development efforts on agro-biotechnology, crop breeding and the development of new crop seeds. In November, 2001, we established a new seed research and development center in Tongzhou, Beijing, engaging in research and development of crop commercial breeding. In September, 2005, we established the “Origin Life Science Research Center” in Zhong Guan Cun, Beijing, the principal activities of which include crop gene engineering, molecular marker-assisted breeding, and molecular identification.

We have established technological cooperative relationships with three universities and sixteen research institutes in China, including Beijing University, China Agricultural University, and Chinese Academy of Sciences. We employ 47 full time research personnel.

Our research and development expenditures were $0.64 million, $0.82 million and $0.87 million in 2003, 2004 and 2005, respectively.

D. Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2003 to December 31, 2005 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements.

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular Disclosure of Contractual Obligations

We have various contractual obligations that will affect our liquidity. The following table sets forth our contractual obligations as of December 31, 2005:

	Payments due by period
		Within
	Total	2006	2007	2008	2009	2010	Thereafter
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating Lease Obligations	13,301,711	1,698,408	1,259,650	694,742	537,498	504,546	8,606,867
Capital Commitments (1)	3,990,790	3,990,790
Short-Term Debt Obligations (2)	63,000,000	63,000,000
Long-Term Debt Obligations (3)	1,880,000			940,000	940,000
Total	82,172,501	68,689,198	1,259,650	694,742	537,498	1,444,546	9,546,867

(1)	Includes capital commitment to plant, building construction and equipment purchase.
(2)	Represents a short term loan from China Construction Bank Shangdi Branch.
(3)	Represents a third party’s loan repayable in 2008 and 2009 by two equal installments and bear interest 2.4% per annum. The borrowings are not secured.

On July 1, 2006, we identified the existence of potential contingent tax liabilities arising from our reverse merger in November 2005. We determined that these contingent tax liabilities were more likely than remote. As of December 31, 2005, we estimate such contingent tax liabilities to be in the range of RMB39.06 million (US$4.84 million) to RMB64.22 million (US$7.96 million). Consequently, RMB39.06 million (US$4.84 million) was included in income tax payable on our balance sheet and was charged to equity because such liabilities were part of the recapitalization in connection with our reverse merger. We do not expect to incur tax liabilities at the higher end of the range, based on information currently available.

On December 6, 2005, Beijing Origin entered into a share transfer agreement with the Jilin Academy of Agricultural Sciences. Pursuant to the share transfer agreement, the Jilin Academy of Agricultural Sciences, or JAAS, will transfer 23% of equity interest in Jilin Jinong Hi-tech Limited, or Jinong, to Beijing Origin for RMB 21,879,900. Jinong is presently the commercial subsidiary of JAAS and focuses on the production and marketing of corn, rice and soybean seeds, as well as fertilizers and pesticides. Jinong is known for its large portfolio of proprietary rice and corn hybrids, having submitted 69 accepted proprietary rights applications to the Chinese central government and having 48 already approved. In addition, Jinong has an estimated 30% of the corn seed market in Jilin Province. Currently, this share transfer transaction is proceeding pursuant to procedures for the transfer of State-owned assets at Changchun Equity Exchange. We cannot guarantee that this transaction will be consummated in our favor or at all.

On December 30, 2000, Lin Ze Xian Origin Seed Technology Development Co., Ltd., or Lin Ze Origin, entered into a guarantee agreement with Agriculture Bank of China Lin Ze Branch to guarantee a loan extended by Agriculture Bank of China Lin Ze Branch to Lin Ze Xian Seed Company. Lin Ze Origin subsequently merged into Beijing Origin, which assumed rights and obligations of Lin Ze Origin by operation of law under the guarantee agreement. Upon Lin Ze Xian Seed Company’s announcement of bankruptcy, we were required to repay the outstanding loan. On December 28, 2001, the Company was ordered by the Lin Ze Xian People’s Court to pay approximately RMB2,872,000 to Agricultural Bank of China Lin Ze Branch in fulfillment of the guarantee obligation. The civil judgment of the Zhangyi Intermediate People’s Court suspended this decision pending final outcome of Lin Ze Xian Seed Company’s bankruptcy hearings.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth certain information regarding our directors and executive officers as of June 30, 2006.

Name	Age	Position
Gengchen Han	51	Chairman of the Board and Chief Executive Officer
Yasheng Yang	43	Director and President, Treasurer and Chief Operating Officer
Liang Yuan	49	Director and Executive Vice Chairman
Bailiang Zhang	65	Director
Dafang Huang	64	Director
Kerry S. Propper	31	Director
Steven Urbach	30	Independent Director
Michael W. Trimble *	49	Independent Director
Remo Richli	43	Independent Director
Youqiang Wang	43	Chief Financial Officer

* Michael W. Trimble was appointed as a member of the Board of Directors and member of the Audit Committee and Nomination Committee, effective May 12, 2006, to replace Mr. Michael D. Chermak, who resigned from his position as a director of Origin and member of the Audit Committee and Nomination Committee effective May 12, 2006.

Gengchen Han is the Chairman and Chief Executive Officer of Origin and the chief executive officer of each of our PRC Operating Companies and Origin. Mr. Han is also the Executive Chairman of Beijing Origin and its affiliated companies, a position that he has held since founding the business in 1997. Dr. Han has more than 20 years of experience in research and development of hybrid seed products, particularly corn seed. From 1982 until 1984, Dr Han was a lecturer at the Henan Agriculture University. From 1984 to 1987, Dr. Han studied at Iowa State University and received his PhD degree in Plant Breeding and Cytogenics. From 1989 until 1990 he was with the International Maize and Wheat Improvement Center, or CIMMYT, in Mexico. He worked Pioneer Hi-bred International from 1990 to 1996; his positions there included Regional Technical Coordinator for Asia/Pacific and Regional Supervisor for China Business.

Yasheng Yang is a director and the president, treasurer and chief operating officer of Origin and is an executive officer of each of the our PRC Operating Companies and Origin. He has been the President and Chief Operating Officer of Beijing Origin in its affiliated companies since 1998, principally responsible for advertising and marketing. Prior to joining Beijing Origin, from 1995 to 1997, he worked in the Fujian government as an officer, where he specialized in technology, medical and educational areas.

Liang Yuan is a director and the executive vice chairman of Origin. He is also an executive officer of our PRC Operating Companies. Mr. Yuan has been the vice chairman of Beijing Origin and its affiliated companies since 1997, principally responsible for infrastructure and public relations. Prior to joining Beijing Origin, Mr. Yuan was at the Fujian Economic Research Institute from 1985 to 1997, where he was in charge of the research and development of the regional economy in Fujian province.

Bailiang Zhang is a director of Origin. Mr. Zhang served a president of Henan Agriculture University from 1994 to 2003, and occupied other positions in the University since 1985. As a result of his work in the field of agriculture, he has received numerous honors, including acting as a representative to the National People’s Congress, and the 51 Labor Medal, one of the highest awards given to Chinese citizens in recognition of significant contributions to the welfare of the country.

Dafang Huang is a director of Origin. Mr. Huang has been the director and CAAS Professor of the Biotechnology Research Institute located in Beijing, PRC since 1995. From 1993 to 1995, Mr. Huang was the Deputy Director and CAAS Professor of the Institute of Plant Protection. From 1986 to 1988 and in 1992, Mr. Huang was a visiting scientist at Cornell University and the Boyce Thompson Institute. From 1960 to 1965, Mr. Huang was working at the Beijing Agriculture University in the Department of Plant Pathology.

Kerry S. Propper is a director of Origin. He was a founder and has been the executive vice president and a director of Chardan since its inception in December 2003. Mr. Propper is the chief executive officer and a director of each of Chardan North China Acquisition Corp. II and Chardan South China Acquisition Corp. III, blank check companies organized to locate and consummate business combinations in the PRC. Mr. Propper is also a principal and CEO of Chardan Capital Markets, LLC, a broker dealer, which he founded with Steven Urbach in February 2003. Mr. Propper has been the owner and chief executive officer of The Gramercy Group LLC, a New York based broker/dealer, since July 2003. From February 1999 to March 2003 Mr. Propper was a founder, owner and managing director of Windsor Capital Advisors, LLC, an investment advisory and investment banking firm located in New York. Mr. Propper also founded The Private Capital Group LLC, a small private investment firm specializing in loans and convertible preferred debt and equity offerings for small public companies, in May 2000 and was affiliated with it until December 2003. From July 1997 until February 1999, Mr. Proper served as a senior trader of Aegis Capital Corp, a broker dealer and member firm of the NASD. Mr. Propper is also currently serving as a board member of Source Atlantic, Inc., a Boston based health care technology company.

Steven Urbach is a director of Origin. He is currently a principal in and President and Chief Financial Officer of Chardan Capital Markets, LLC, which he founded with Kerry S. Propper in February 2003. From February 1999 to February 2003, Mr. Urbach was a Senior Trader at Windsor Capital Advisors, LLC, a firm specializing in making markets in Nasdaq securities. From September 1997 until February 2000, Mr. Urbach worked at Chase Manhattan Bank as an analyst and portfolio manager.

Michael W. Trimble is a director of Origin. Dr. Trimble is the founder of Trimble Genetics International LLC. (“Trimble Genetics”) and has been the President of Trimble Genetics since 2001. Trimble Genetics is a plant genetics research company. Dr. Trimble is a leader in plant genetics research with over twenty-six years of experience in crop breeding and the agricultural seed industry. Dr. Trimble is an inventor of patents that have contributed to over $500 million in revenue. He also serves as a director for the African Agricultural Technology Foundation in Nairobi, Kenya. Dr. Trimble graduated with a Ph.D. degree from the University of Minnesota, and also completed graduate programs at Purdue University and Iowa State University.

Remo Richli is a director of Origin. He is an Associate Partner of Bridgelink AG, an international Mergers and Acquisitions firm headquartered in Switzerland. His activities include the acquisition and divestiture of companies as well as raising funds, including private equity deals. Prior to this he worked in the US as a financial expert at RP Associates in San Diego, a venture capital firm focusing on corporate finance and financial structures. During his time with RP Associates, Mr. Richli served also as Chief Financial Officer of one of its portfolio companies. From 1993 to 1999, Mr. Richli owned a consulting firm engaged in corporate finance consultancy for mid-sized companies and acted as the Chief Executive Officer of client companies on a consulting basis. From 1991 to 1993, Remo Richli was a director at the Department of Finance in Switzerland. Mr. Richli is also a director of Diguang International Development Co. Limited. He studied in Switzerland and in the US and holds several degrees in Business and Economics.

Youqiang Wang is the Chief Financial Officer of Origin. He joined Origin in 2005. Prior to joining Origin, Mr. Wang has more than 16 years of experience both in China and the US including CITIC, Mitsubishi subsidiary in northern California and Sinotech Investment Management. Mr. Wang graduated from University of Illinois at Urbana-Champaign and Peking University.

B. Compensation.

In 2005, the aggregate cash compensation paid to our directors and executive officers as a group was RMB 1,326,231(US$164,324). In addition, options to acquire an aggregate of 330,000 ordinary shares were granted to our directors and executive officers in 2005.

2005 Performance Equity Plan

Chardan adopted its 2005 Performance Equity Plan on October 28, 2005. After the closing of the merger of Chardan with and into Origin, the 2005 Performance Equity Plan became that of Origin by operation of law under the terms of the merger.

On November 8, 2005, our stock option committee decided that options would be granted under a standard form of option agreement pursuant to the 2005 Performance Equity Plan to our certain employees. The table set forth below summarizes our outstanding options as of June 30, 2006.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
Gengcheng Han	75,000	$8.75/Share	November 8, 2005	November 8, 2010
Liang Yuan	30,000	$8.75/Share	November 8, 2005	November 8, 2010
Yasheng Yang	60,000	$8.75/Share	November 8, 2005	November 8, 2010
Steven Urbach	15,000	$8.75/Share	November 8, 2005	November 8, 2010
Kerry Propper	20,000	$8.75/Share	November 8, 2005	November 8, 2010
Remo Richli	25,000	$8.75/Share	November 8, 2005	November 8, 2010
Michael Chermak	15,000	$8.75/Share	November 8, 2005	November 8, 2010
Bailiang Zhang	15,000	$8.75/Share	November 8, 2005	November 8, 2010
Dafang Huang	15,000	$8.75/Share	November 8, 2005	November 8, 2010

C. Board Practices.

Terms of directors and executive officers

Our directors are not subject to a term of office and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity. Any vacancy on the board of directors resulting from death, resignation, removal or other cause and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members.

Our officers are appointed by the board of directors. The officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office may be filled by resolution of directors.

Employment Agreements

Each of Dr. Gengchen Han and Messrs. Liang Yuan and Yasheng Yang have entered into employment agreements with State Harvest. Dr. Han is employed as the chairman and chief executive officer, Mr. Yuan as the executive vice chairman and Mr. Yang as the president and chief operating officer. The agreements have a term of three years commencing as of January 1, 2005, and provide for an annual salary of $250,000 and a discretionary cash bonus based on growth in the combined company’s per-share value, achievement of growth and business targets, satisfaction of company capital requirements and other criteria. The executives are entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreements are terminable by State Harvest for death, disability and cause. The executive may terminate for good reason, which includes State Harvest’s breach, the executive’s loss of his seat on the board of directors, and change of control. In the event of termination for good reason or without cause, the executive will receive compensation and benefits under his or her employment agreement through the earlier of two years from the date of termination or through the term of the agreement. The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China. In the purchase agreement, there is an additional non-competition agreement applicable to these persons for the greater of five years after consummation or two years after employment that includes Hong Kong and Taiwan, in addition to China.

 Board committees

Our board of directors has established an audit committee, a stock option committee and a nominations committee.

Audit Committee

The members of our audit committee are Remo Richli (chairman), Steven Urbach and Michael W. Trimble. Our board of directors has determined that all of our audit committee members are independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities and Exchange Act of 1934.

The board of directors has determined that Messrs. Richli, Urbach and Trimble each has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

The board of directors believes that Mr. Remo Richli qualifies as an “audit committee financial expert” within the meaning of all applicable rules. The board of directors believes that Mr. Richli has financial expertise from his degrees in business, his activities as a chief executive officer and chief financial officer of various companies, and his consulting activities in the areas of accounting, corporate finance, capital formation and corporate financial analysis.

We adopted an audit committee charter under which the committee is responsible for reviewing the scope, planning and staffing of the audit and preparation of the financial statements. This includes consultation with management, the auditors and other consultants and professionals involved in the preparation of the financial statements and reports. The committee is responsible for performing oversight of the our relationship with our independent auditor. The committee also has a general compliance oversight role in assuring that our directors, officers and management comply with our code of ethics, review and approval of related party transactions, dealing with complaints regarding accounting, internal controls and auditing matters, and compliance with accounting and legal requirements applicable to us.

Pursuant to the terms of its charter, the audit committee’s responsibilities include, among other things:

●	annually reviewing and reassessing the adequacy of the committee’s formal charter;
●	reviewing our annual audited financial statements with our management and our independent auditors and the adequacy of our internal accounting controls;
●	reviewing analyses prepared by management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
●	the engagement of the independent auditor;
●	reviewing the independence of the independent auditors;
●
reviewing our auditing and accounting principles and practices with the independent auditors and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditor or our management;

●	the appointment of the independent auditor;
●	approving professional services provided by the independent auditors, including the range of audit and non-audit fees; and
●	reviewing all related party transactions on an ongoing basis for potential conflicts of interest.

The audit committee will pre-approve the services to be provided by our independent auditors going forward. The audit committee also will also review and recommend to the board of directors whether or not to approve transactions between us and any officer or director that occurs outside the ordinary course of business.

Stock Option Committee

We established a stock option committee with Steven Urbach and Remo Richli as its members. The purpose of the stock option committee is to administer our stock option plans, including authority to make and modify awards under such plans. Initially, our only plan is the 2005 Performance Equity Plan, as assumed by Origin in the merger with Chardan.

Nominating Committee

Our nominating committee consists of Steven Urbach, Remo Richli and Michael W. Trimble. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee will identify, evaluate and recommend candidates to become members of the Board of Directors with the goal of creating a balance of knowledge and experience.

The committee will consider suggestions from individual stockholders, based upon its assessment of certain criteria, including the proposed person’s merits. The suggested nominee must provide a statement of consent to being considered for nomination.

D. Employees.

We had 375, 423 and 511 employees as of December 31, 2003, 2004 and 2005, respectively. We plan to hire additional employees as we expand. Substantially all of our employees are located in China. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2005:

Areas of Operations	Number of Employees	Percentage of Total
Research and Development	47	9.2%
Sales and Marketing	137	26.8%
Production	151	29.5%
Quality Control	34	6.7%
Others	142	27.8%
Total	511	100%

From time to time, we also employ part-time employees, independent contractors to support our research and development and producing activities, and other temporary employees. During 2005, we had an aggregate of 31 temporary employees.

We offer our employees additional annual merit-based bonuses based on the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts equal to 28%, 12%, 16%, 2%, 0.8% and 0.8%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E. Share ownership.

     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2006, by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned (*)
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han Chairman of the Board and Chief Executive Officer(1) (2)	3,336,400	14.2%
Yasheng Yang President, Treasurer and Chief Operating Officer and Director(1) (3)	1,946,550	8.3%
Liang Yuan Executive Vice Chairman and Director(1) (4)	3,336,400	14.2%
Kerry S. Propper Director(5)	324,292	1.83%
Steven Urbach Director(5)	94,917	0.4%
Michael W. Trimble	9,532	0.04%
Principal Shareholders:
Jeff Feinberg	1,804,619	7.69%

* Beneficial ownership and percentage is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing PRC 102206.

(2)
The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares.

(3)
The shares reported in the above table are held by Mr. Yang through a personal holding company, Leekdon Limited, a company formed under the laws of the British Virgin Islands of which he is the sole officer and director. Therefore, Mr. Yang will have voting and dispositive authority over all the shares.

(4)
The shares reported in the above table are held by Mr. Yuan through a personal holding company, Bonasmart Limited, a company formed under the laws of the British Virgin Islands of which he is the sole officer and director. Therefore, Mr. Yuan will have voting and dispositive authority over all the shares.

(5)	Unless otherwise indicated, the business address of each of the individuals is c/o 625 Broadway, Suite 1111, San Diego, CA 92101

None of the above shareholders have voting rights that differ from the voting rights of other shareholders. For information regarding stock options granted to them and other employees, see Item 6.B above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership”

B. Related party transactions.

Stock Consignment Agreements

In order to comply with PRC regulations, we operate our business in China through our PRC Operating companies. We have entered into stock consignment agreements with our PRC Operating Companies other than Origin Biotechnology. The following is a summary of the material provisions of these agreements.

The Stock Consignment Agreements give State Harvest control over the shares of the three PRC Operating Companies. The agreements give State Harvest the right to manage in all respects the shares held in title by the stockholders, including all stockholder rights to call meetings of stockholders, to submit stockholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a stockholder in respect of the consigned shares. More specifically, the Consignment Agreements give State Harvest the right to select, replace and increase the number of the directors, supervisors and recommend new director and supervisor persons, and to exercise management rights, controlling rights and decision-making power over the shares of the PRC Operating Companies. The stockholders agreed not to interfere with State Harvest’s exercise of its rights and to cooperate fully and promptly to permit State Harvest to exercise its authority over the consigned shares. This includes all limitations on the ability of each consignee to transfer or dispose of the shares other than to State Harvest, give guarantees using the shares, consign the shares to another, alter their ownership proportions in any way, dispose of any rights in the ownership of the shares, agree to any debt, waive rights or restructure the shares. State Harvest has the right to take all action in respect of the consigned shares to avoid any damage or infringement of its rights, including in the event of the consigning stockholder’s bankruptcy. State Harvest, under the Consignment Agreements, has all rights in the consigned shares, including rights to profits, interest, dividends, bonuses and residual assets. If in the future any stock subject to the Consignment Agreements can be legally transferred to State Harvest, then without further action or payment by State Harvest, it shall be transferred to State Harvest in whole or in part for no additional consideration to the consigning stockholder. The term of each Consignment Agreement is initially three years, but is automatically renewed indefinitely until both consigners and the consignee agree to terminate. For more information about the Stock Consignment Agreements, See Item 8.01 “Other Events” of our Form 8-K (file no. 000-51576) filed with the Securities and Exchange Commission on August 8, 2005.

Technical Service Agreements

As part of the reorganization of our PRC Operating Companies, all of the intellectual property rights of Beijing Origin, Changchun Origin and Henan Origin are being transferred to Origin Biotechnology pursuant to technology service agreements dated December 25, 2004. The purpose of this was to permit the better management and licensing of the intellectual property that the three assignors have developed. Under the technology agreements, Origin Biotechnology will provide technical research and production and distribution services for the seeds produced by the group. These services will include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The initial term is for three years, but the agreements are automatically renewed unless both parties agree to a termination. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds. Generally, the fees will be as follows: 1.20 Yuan RMB per kilogram of corn sold by the party receiving the technical services; 6 Yuan RMB per kilogram of rice sold by the party receiving the technical service and 12 Yuan RMB per kilogram of cotton sold by the party receiving the technical services. The fees are to be confirmed and paid at the end of each growing season.

Corn Originator Agreement

Beijing Origin entered into this agreement with Trimble Genetics International LLC, a corporation incorporated in Iowa of the United States (“Trimble Genetics”) on July 17, 2002. Trimble Genetics is a plant genetics research company. Michael W. Trimble, a director of Origin, is the founder of Trimble Genetics (“Trimble Genetics”) and currently owns 100% of its equity interest. Mr. Trimble has been the President of Trimble Genetics since 2001. Under this agreement, Beijing Origin appoints Trimble Genetics as its agent to test, promote, license and collect research fees on hybrids involving inbred lines of corn developed by Beijing Origin. Trimble Genetics retains fifty percent of such research fees and pays the remaining fifty percent to Beijing Origin. This agreement is immaterial in amount or significance. Up to the date of this annual report, we have not made and payment or incurred any payment liability to Trimble Genetics under this agreement.

Corn Inbred License Agreement

Beijing Origin entered into this agreement with Trimble Genetics on August 26, 2002. Under this agreement Trimble Genetics grants a non-exclusive license to Beijing Origin to use, maintain or increase certain corn inbred lines (“Inbreds”); Beijing Origin may, subject to express prior written approval of Trimble Genetics, allow any person or entity to use, maintain or increase the Inbreds. Beijing Origin agrees to pay Trimble Genetics annual research fees on or before August 31. Research fees payable under this agreement for each Inbred is based on a percentage of the full retail price. This agreement is immaterial in amount or significance. Up to the date of this annual report, we have not made any payment or incurred any payment liability to Trimble Genetics under this agreement. Beijing Origin and Trimble Genetics approved an addendum on February 24, 2003 in connection with the provision of Sweet Corn Inbreds and Hybrids by Trimble Genetics to Beijing Origin for production and marketing in China.

Corn Inbred and Hybrid Transfer and Use Agreement

Beijing Origin, or its predecessor, entered into this agreement with Trimble Genetics on September 6, 2002. Under this agreement, Trimble Genetics provides corn inbreds and hybrids to Beijing Origin for experimental testing purposes. The agreement applies to all corn inbreds and hybrids transferred from Trimble Genetics to Beijing Origin previously, currently or in the future. If a hybrid from the testing proves to be marketable, the parties will negotiate a license agreement. If for any reason, it is not possible to conclude a license agreement, Beijing Origin agrees to return all remnant inbred seed and to destroy any inbreds or hybrids that may have originated from the material provided by Trimble Genetics. This agreement is immaterial in amount or significance. Up to the date of this annual report, we have not made any payment or incurred any payment liability to Trimble Genetics under this agreement.

New Corn Seed Liyu 35 Joint Development Agreement

Beijing Origin entered into three such agreements with Shijiazhuang Liyu Technology Development Co., Ltd. on March 30, 2006 to jointly a new hybrid cord seed, Liyu 35. The proprietary right to the seed developed under this agreement belongs to Shijiazhuang Liyu Technology Development Co., Ltd, but Beijing Origin has exclusive production and marketing of this variety of seed. The agreement has no fixed term or termination date, but the agreement automatically terminates if the seeds produced by Beijing Origin are less than 3 million kilograms for three consecutive years, subject to limited exceptions. The fees payable by Beijing Origin represent a percentage of revenues from the sale of the varieties and plus a flat fee.

Joint Development Agreements

Beijing Origin, or its predecessor, has entered into three such agreements with Corn Research Institute of Li County in Hebei Province, China, to develop new hybrid corn seeds. Corn Research Institute of Li County was incorporated as Shijiazhuang Liyu Technology Development Co., Ltd. on May 2004, of which 30% equity interest was owned by Yang Yasheng, a major shareholder and director of Origin. Yang Yasheng transferred his 30% interest to Beijing Origin on September 2004. On March 11, 2004, Corn Research Institute of Li County, Shijiazhuang Liyu Technology Development Co., Ltd. and Beijing Origin entered into an agreement pursuant to which all the rights and obligations of Corn Research Institute of Li County under the three joint development agreements are assumed by Shijiazhuang Liyu Technology Development Co., Ltd, after the dissolution of Corn Research Institute of Li County. In accordance with these joint development agreements, the parties agree to jointly develop six varieties of new corn hybrid seeds, Liyu 26, Liyu 16, Liyu 6, Liyu 15, Li 168, and Li 9918. The proprietary right to the varieties of seeds developed under these agreements belongs to Corn Research Institute of Li County, now Shijiazhuang Liyu Technology Development Co., Ltd, but Beijing Origin has exclusive right to production and marketing of these seeds. The fees payable by Beijing Origin represent a percentage of revenues from the sale of the varieties, and plus a flat fee with respect to Liyu 26 and Liyu 16. The agreements have no fixed term or termination date. The agreements may be terminated for breaches by either party. We may terminate the agreements at any time, in effect, by not producing seeds without penalty. The amount of fees paid to Shijiazhuang Liyu Technology Development Co., Ltd. under these agreements was $0.67 million, $1.08 million, and $1.49 million in 2003, 2004, and 2005, respectively.

Technology Transfer Agreement

Beijing Origin, or its predecessor, entered into this agreement with Henan Agriculture University in 1998. Henan Agriculture University currently owns 2.04% equity interest in Beijing Origin. Under this agreement, the proprietary right to the new variety of seed, Yuyu 22, belongs to Henan Agriculture University. Beijing Origin has the right to propagate, produce and sell the new corn variety. The fee payable under this agreement is RMB20 per mu (until of area equivalent to 0.164 of an acre) of seed production area per year. There is no fixed term or termination date of this agreement.

Technology Transfer and Cooperation Agreement Concerning a New Corn Hybrid Yuyu 20

Henan Origin entered into this agreement with Henan Agriculture University on August 16, 1999. Under this agreement, the proprietary intellectual property right to a new variety of seed, Yuyu 20, belongs to Henan Agriculture University. Henan Origin has the exclusive right to produce and distribute the seeds. Henan Agriculture agrees not to provide the third party any technology related to the seed. Fees payable to Henan Agriculture University by Henan Origin is determined based on the area of land where Yuyu 20 is planted.

Cash Advances and Loans to Directors and Officers

As of December 31, 2005, a total of RMB163,000 cash advances and loans were due to us from three of our directors. The following table sets forth details of such cash advances and loans.

Name	Relationship	Travel Cash Advances (RMB)	Loans (RMB)	Amount due as of December 31, 2005 (RMB)
Han Gengchen	(1)	10,000	29,000	39,000
Yuan Liang	(1)		22,000	22,000
Yang Yasheng	(1)	77,000	25,000	102,000
Total		87,000	76,000	163,000

(1)	Director of Origin.

As of July 14, 2006, the entire amount of cash advances and loans described above have all been paid off by the directors.

Consulting Services by Chardan Capital LLC

Chardan Capital LLC, an affiliate of Dr. Richard Propper (father of Kerry S. Propper), provided a variety of ongoing services to Origin in 2005 at a cost to Origin of $30,000 per month. Such services were provided on a non-exclusive basis and included advice and help in meeting US public reporting requirements and accounting standards, Sarbanes-Oxley compliance, corporate structuring and development, stockholder relations, corporate finance and operational capitalization and such other similar services as suggested and agreed to by Chardan Capital, LLC. There was no written agreement governing the services.

Voting Agreement

In November 2005, Origin entered into a voting agreement with Dr. Han Gengchen and Messrs. Yang Yasheng and Yuan Liang (the “Stockholders”). Pursuant to this voting agreement, the Stockholders agree to vote in favor of the following items:

(A) The election to Origin’s board of directors of the following two (2) individuals: (i) Kerry Propper; and (ii) one (1) nominee designated by Kerry Propper; and

(B) In the event that any of the persons nominated pursuant to the above Section (A) is unable or unwilling to serve as a director, the election of such successor nominee as is designated by the parties entitled to designate such nominee pursuant to the above Section (A).

This voting agreement will remain in effect until the third anniversary of the acquisition of State Harvest by Origin on November 8, 2005, and then terminate automatically from and after such date.

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

On December 30, 2000, Lin Ze Xian Origin Seed Technology Development Co., Ltd., or Lin Ze Origin, entered into a guarantee agreement with Agriculture Bank of China Lin Ze Branch to guarantee a loan extended by Agriculture Bank of China Lin Ze Branch to Lin Ze Xian Seed Company. Lin Ze Origin subsequently merged into Beijing Origin, which assumed rights and obligations of Lin Ze Origin by operation of law under the guarantee agreement. Upon Lin Ze Xian Seed Company’s announcement of bankruptcy, we were required to repay the outstanding loan. On December 28, 2001, the Company was ordered by the Lin Ze Xian People’s Court to pay approximately RMB2,872,000 to Agricultural Bank of China Lin Ze Branch in fulfillment of the guarantee obligation. The civil judgment of the Zhangyi Intermediate People’s Court suspended this decision pending final outcome of Lin Ze Xian Seed Company’s bankruptcy hearings.

Except as disclosed above, we are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors may by resolution authorize payment of dividends if the directors are satisfied, on reasonable grounds, Origin will, immediately after the distribution of dividends, satisfy the solvency test as stipulated in Section 56 of the BVI Business Companies Act. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

B. Significant changes.

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and listing details.

The common stock, warrants and units of Chardan, our predecessor, were quoted on the Over the Counter Bulletin Board (“OTCBB”) under the symbols of CAQC,CAQCW and CAQCU, respectively. Chardan’s Units commenced public trading on March 22,2004, and its common stock and warrants commenced public trading on March 29, 2004. On November 8, 2005, Chardan merged with and into Origin for the purpose of redomestication out of the United States. On November 8, 2005, Origin’s ordinary shares were approved to be listed on the then Nasdaq National Market, now the Nasdaq Global Market, under the symbol of SEED. Through January 9, 2006, approximately 8,041,000 of the 8,050,000 warrants that were then issued and outstanding were exercised at a price of $5.00 per warrant. Holders of the few remaining warrants that were not exercised were paid $.01 per warrant and the warrants were extinguished.

The following table provides the high and low trading prices for Origin’s common stock, and historical prices for the common stock, warrants and units of Chardan for the periods indicated below.

	The OTCBB Price per Common Stock		The OTCBB Price per Warrant		The OTCBB Price per Unit		The Nasdaq Global Market Price per Share
	High	Low	High	Low	High	Low	High	Low
Annual Market Prices
Year 2004 (from March 22, 2004)	6.65	4.65	1.90	0.61	6.95	5.70	N/A	N/A
Year 2005 (until November 8, 2005)	10.38	6.20	5.06	1.60	20.20	9.30	N/A	N/A
Year 2005 (from November 8, 2005)	N/A	N/A	N/A	N/A	N/A	N/A	13.80	8.45

Quarterly Market Prices
First Quarter 2004	N/A	N/A	N/A	N/A	6.25	5.99	N/A	N/A
Second Quarter 2004	5.00	4.65	1.05	0.64	6.95	6.03	N/A	N/A
Third Quarter 2004	4.94	4.75	0.85	0.61	6.80	5.70	N/A	N/A
Fourth Quarter 2004	6.65	4.85	2.03	0.62	10.60	6.00	N/A	N/A
First Quarter 2005	8.20	6.10	3.21	1.60	14.35	9.30	N/A	N/A
Second Quarter 2005	9.10	7.30	3.35	2.00	15.50	12.25	N/A	N/A
Third Quarter 2005	9.74	7.85	8.60	3.75	30.00	14.86	N/A	N/A
Fourth Quarter 2005	N/A	N/A	N/A	N/A	N/A	N/A	13.80	8.45
First Quarter 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.56	14.74
Second Quarter 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.49	12.27

Monthly Market Prices
January 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.70	11.48
February 2006	N/A	N/A	N/A	N/A	N/A	N/A	18.35	15.35
March 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.50	14.94
April 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.74	16.10
May 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.36	13.16
June 2006	N/A	N/A	N/A	N/A	N/A	N/A	15.00	12.18

B. Plan of distribution.

Not applicable

C. Markets.

See Item 9.A above.

D. Selling shareholders.

Not applicable

E. Dilution.

Not applicable

F. Expenses of the issue.

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

Our board of directors adopted certain amendments to the memorandum and articles of association on June 26, 2006. Origin was incorporated in the British Virgin Islands on February 10, 2005 under the International Business Companies Act. In view of the passing into law of the BVI Business Companies Act, or the BCA, and the automatic re-registration of all International Business Companies under this Act with effect from January 1, 2007, we have made certain changes to the Memorandum and Articles of Association in compliance with the BCA. The directors of the board of Origin, at a meeting of the board of directors held in Beijing on June 25-26, duly considered the Amended and Restated Memorandum and Association and Articles of Association, or the M&A, and determined that it is in the our interests and the best interests of our shareholders that the Amended and Restated M&A be adopted as our new Memorandum of Association and Articles of Association, in substitution for and to the exclusion of the existing Memorandum of Association and Articles of Association. Our board of directors has determined that it would be in our best interests to re-register as a company governed by the BCA. In addition to the above changes, we have made certain other changes, including changes related to corporate governance. Among others, we have added provisions regarding the audit committee of the board of directors. Our board of directors has determined that these amendments to the Memorandum of Association and Articles of Association of the company do not materially vary rights of our shareholders.

The following is a summary description of certain provisions of our new Memorandum and Articles of Association:

Charter

Our charter documents consist of our Memorandum of Association and our Articles of Association. The Memorandum of Association loosely resembles the Articles of Incorporation of a United States corporation, and the Articles of Association loosely resembles the bylaws of a United States corporation. This description and summary does not purport to be complete and does not address all differences between United States and British Virgin Islands corporate laws. Copies of our new Memorandum and Articles of Association have been filed as exhibits to this report. Readers are urged to review the exhibits in their entirety for a complete understanding of the provisions of our charter documents.

Corporate Powers

Origin was first incorporated as a company under the International Business Companies Act, 1984 (as amended) on February 10, 2005 and was re-registered on July 10, 2006 under the BVI, Business Companies Act, 2004. Clause 7 of the Amended and Restated M&A states that the Company can carry out any object not prohibited by the BVI Business Companies Act 2004 or as the same may be revised from time to time, or any other law of the British Virgin Islands.

Directors

For so long as our shares are listed or quoted on Nasdaq, we are required to conduct a review of all material related party transactions on an ongoing basis (which includes transactions in which a director may be interested). We have an audit committee which undertakes the review and approval of potential conflicts of interest situations.

The directors may fix their compensation for services rendered to us.

By a resolution of directors, the directors may exercise all our powers to borrow money, mortgage our property, issue debentures, and issue stock or other securities for any debt, liability or obligation given by us.

A director may resign or retire from our board at any time. The director must give written notice of his resignation to us. Directors hold office until the next annual meeting of members. We currently do not have a staggered election of directors.

The shareholding qualification for directors may be fixed and varied by a resolution of members and unless it is fixed no shareholding qualification is required. A director must be an individual.

Rights of Shares

We are authorized to issue ordinary shares and preferred shares. The ordinary shares have one vote each, are subject to purchase or acquisition by us for fair value and have the same rights with regard to dividends and distributions upon our liquidation. The directors are authorized to issue one or more classes and series of preferred shares and to fix the rights and preferences attached to each class of preferred shares. If at any time the shares are divided into different classes, the rights attached to any class may only be varied with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Meetings

An annual meeting of members must be held each year at such date and time as may be determined by the directors, but no later than one year after the end of our fiscal year pursuant to relevant Nasdaq rules. Special meetings of members may be called by the directors pursuant to a resolution of directors to that effect or upon the written request of members holding more than 50 percent of the votes of our outstanding voting shares. No less than seven days notice of meetings is required to be given to members.

A meeting of members may be called on short notice if members holding not less than 90 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90 percent of the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with not less than a 90 percent majority of the remaining votes, have agreed to short notice of the meeting, or if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member. A written instrument giving the proxy such authority must be produced at the place appointed for the meeting before the time for holding the meeting.

A meeting of members is duly constituted if; at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting.

Limitations on Ownership of Securities

There are no limitations on the right of non residents or foreign persons to own our securities imposed by British Virgin Islands law or by our Amended and Restated M&A.

Change in Control of Company

There are no provisions in our Amended and Restated M&A that would operate only to delay, defer or prevent a change of control of our company. However, the board of directors has the power to issue preferred shares with such rights attaching to them as they decide and that this power could be used in a manner that would delay, defer of prevent a change of control of our company.

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

Subject to the provisions of the BVI Business Companies Act, 2004, we may, by a resolution of directors or members, amend our Amended and Restated M&A to increase or decrease the number of shares authorized to be issued. There is no definition of capital in the BVI Business Companies Act, 2004. The directors of a company may, by resolution, authorise a distribution (including a capital distribution) by their company at a time, of an amount, and to any members they think fit if they are satisfied, on reasonable grounds, that the company will, immediately after the distribution, satisfy the solvency test. The solvency test is satisfied if the value of the company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

C. Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange controls.

British Virgin Islands

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary or preferred shares or on the conduct of its operations in the BVI, where we were incorporated. There are no material BVI laws which impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of its ordinary or preferred shares. BVI law and our Amended and Restated M&A impose no material limitations on the right of non-residents or foreign owners to hold or vote our ordinary or preferred shares.

China

China’s government imposes control over the convertibility of RMB into foreign currencies. Under the current unified floating exchange rate system, the China Foreign Exchange Transaction Center, authorized by the People’s Bank of China publishes a daily exchange rate for RMB, or the PBOC Exchange Rate, based on the weighted average of quotations from all the market makers in the inter-bank foreign exchange market before open quotation. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible upon the proper production of qualified commercial vouchers or legal documents as required by the Regulations. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China upon the proper production of, inter alia, the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange or any authorized local branches, or SAFE or the Branches, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers under current accounts.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE or the Branches.

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises upon fulfilling specified conditions and which are subject to review and renewal by SAFE or its Branches on an annual basis) or with the foreign exchange sales notices from SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may open foreign exchange bank accounts (the advance examination and approval for the opening of foreign exchange current accounts has been cancelled according to the Notice of SAFE on Adjusting Policies Concerning the Administration of Foreign Exchange Current Accounts, which came into effect on May 1, 2006) and enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E. Taxation.

The following is a general summary of certain material British Virgin Islands and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the British Virgin Islands and the United States.

British Virgin Islands Taxation

The British Virgin Islands, or BVI, does not impose a withholding tax on dividends paid by us to holders of our ordinary or preferred shares. Nor does the BVI levy any capital gains or income taxes on us.

Further, a holder of our ordinary or preferred shares who is not a resident of the BVI is exempt from the BVI income tax on dividends paid with respect to the ordinary or preferred shares. Holders of ordinary or preferred shares are not subject to the BVI income tax on gains realized on the sale or disposition of the ordinary or preferred shares.

Our ordinary and preferred shares are not subject to transfer taxes, stamp duties or similar charges in the BVI. However, as a business company, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

United States federal income taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ordinary shares. This discussion applies to you only if you hold and beneficially own our ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ordinary shares through any such entities;

•	persons that hold ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ordinary shares) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our shares and the nature of our business over time. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ordinary shares and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

If you are not a U.S. person, please refer to the discussion below under “Non-U.S. Holders.”

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

U.S. Holders

Dividends on ordinary shares

We do not anticipate paying dividends on our ordinary shares or indirectly on our ordinary shares, in the foreseeable future. See “Dividend policy.”

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ordinary shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ordinary shares for a sufficient period of time, dividend distributions on our ordinary shares will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ordinary shares continue to be readily tradable on the Nasdaq Global Market and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, distributions on our ordinary shares, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. Even if you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us. Dividends generally will constitute foreign source passive income for U.S. foreign tax credit limitation purposes.

Sales and other dispositions of ordinary shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ordinary shares is more than one year at the time of disposition. If you are an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

If we were a Passive Foreign Investment Company, or PFIC, in any taxable year in which you hold our ordinary shares, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or held for the production of passive income and (2) the average value of our gross assets is calculated based on our market capitalization.

We believe that we were not a PFIC for the taxable year 2005. However, there can be no assurance that we will not be a PFIC for the taxable year 2006 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2005 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash that exceeds the immediate capital needs of our active business is substantial in comparison with the gross income from our business operations.

If we were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain realized on the disposition or deemed disposition of your ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ordinary shares. Distributions in respect of your ordinary shares during a taxable year would generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (1) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (2) the amount allocated to the current year and any tax year before we became a PFIC would be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of taxes for any period described under (3) above would be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “Dividends on ordinary shares” section above.

If we were a PFIC in any year, and if you are a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ordinary shares. However, we do not intend to generate, or share with you, information that you might need to properly complete IRS Form 8621. You should consult with your own tax adviser regarding reporting requirements with regard to your ordinary shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ordinary shares provided our ordinary shares are “marketable.” Our ordinary shares will be “marketable” as long as they remain regularly traded on Nasdaq Global Market. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ordinary shares would be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares. Separately, if we were a PFIC in any year, you would be able to avoid the “excess” distribution rules by making a timely election to treat us as a so-called “Qualified Electing Fund”, or QEF. You would then generally be required to include in gross income for any taxable year (1) as ordinary income, your pro rata share of our ordinary earnings for the taxable year, and (2) as long-term capital gain, your pro rata share of our net capital gain for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a QEF election and you will, therefore, not be able to make or maintain such an election with respect to your ordinary shares.

Non-U.S. Holders

If you beneficially own ordinary shares and are not a U.S. Holder for U.S. federal income tax purposes, or a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to ordinary shares unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ordinary shares, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ordinary shares, unless:

•	that gain is effectively connected with the conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ordinary shares, such gain is attributable to a permanent establishment that you maintain in the United States; or

•
you are a nonresident alien individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.

If you are engaged in a U.S. trade or business, unless an applicable tax treaty provides otherwise, the income from your ordinary shares, including dividends and the gain from the disposition of ordinary shares, that is effectively connected with the conduct of that trade or business will generally be subject to the rules applicable to U.S. Holders discussed above. In addition, if you are a corporation, you may be subject to an additional branch profits tax at a rate of 30% or any lower rate under an applicable tax treaty.

U.S. information reporting and backup withholding rules

In general, dividend payments with respect to the ordinary shares and the proceeds received on the sale or other disposition of those ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provide that you furnish the required information to the IRS.

HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We have filed this Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 450 Fifth Street N.W. Washington D.C. 20549.

You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

I. Subsidiaries information.

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 Interest rate risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign currency risk

Substantially all our revenues and expenses are denominated in Renminbi and a substantial portion of our cash is kept in Renminbi, but a portion of our cash is also kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our shares will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollar at that time, our financial position and the price of our shares may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our shares or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings in China would be reduced.

We have recorded nil foreign exchange gains/loss in net income in year 2005, due to the recent revaluation of the Renminbi against the U.S. dollar by the PRC government. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are fixed, as well as re-evaluate its decades-old policy of using a fixed-rate regime to govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.2%, 3.9% and 1.8%, in 2003, 2004 and 2005 respectively. Sustained or increased inflation in China may have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially changed.

On December 5, 2005, Origin sent out redemption notices to all of the holders of its issued and its outstanding callable common stock purchase warrants. The warrants were originally issued by Chardan in March 2004. As a result of the merger of Chardan into Origin, the warrants were exercisable into common shares of Origin. Origin had the right to call these warrants when the common shares had traded at greater than $8.50 for at least 20 of 30 trading days prior to the notice of redemption being sent to warrant holders. The warrants were exercised for common shares of Origin at $5.00 per warrant. Approximately 8,041,000 of the 8,050,000 warrants that were then issued and outstanding were exercised at a price of $5.00 per warrant through January 9, 2006. Holders of the few remaining warrants that were not exercised were paid $0.01 per warrant and the warrants were extinguished. The gross proceeds received from this redemption were approximately $40 million, of which $15 million was used to satisfy the outstanding obligations of Origin to the initial shareholders of State Harvest under the Stock Purchase Agreement among State Harvest, Chardan and other parties, and the remainder has been used as working capital and other corporate purposes, including acquisitions.

ITEM 15. CONTROLS AND PROCEDURES

Our management has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or Exchange Act, as of the end of the fiscal year covered by this report. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.

There have not been any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The board of directors believes that Mr. Remo Richli, a member of our audit committee, meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission.

Mr. Remo Richli will not be deemed an “expert” for any purpose, including, without limitation, for purposes of Section 11 of the U.S. Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Remo Richli as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the audit committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Remo Richli as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

ITEM 16B. CODE OF ETHICS.

Our board of directors has adopted a code of ethics that applies to Origin’s directors, officers and employees and to those of its subsidiaries. A copy of the form of Origin’s code of ethics was filed as Annex G to our registration statement on Form S-4 filed with the Securities and Exchange Commission on May 26, 2005 and with effect as of September 27, 2005.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)        Audit Fees.

The aggregate fees billed for 2002, 2003 and 2004 for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the audit of the annual financial statements of State Harvest Holdings Limited were $0.3 million. The aggregate fees billed for 2005 for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the audit of the annual financial statements of Origin Agritech Limited were $0.5 million.

(b)       Audit — Related Fees

No fees were billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item 16C for 2004 and 2005.

(c)        Tax Fees

We did not enter into any engagement in 2004 or 2005 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d)       All Other Fees

No fees were billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for 2004 and 2005.

(e)  Audit Committee Pre-Approval Policies and Procedures.

The Audit Committee is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit).

(f). Not applicable.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements for the Company and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit
Number	Description
1.1	Memorandum and Articles of Association of Origin Agritech Limited re-registered under the new Business Companies Act of the British Virgin Islands as of July 10, 2006.

2.1
Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.2 to our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.1
2005 Performance Equity Plan (Incorporated by reference to Annex D of the proxy statement/prospectus included in our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 27, 2005).

4.2	Form of Employee Share Option Agreement of Origin Agritech Limited.

4.3
Technical Service Agreement between Origin Biotechnology and Beijing Origin (Incorporated by reference to Exhibit 10.14 to our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.4
Technical Service Agreement between Origin Biotechnology and Henan Origin (Incorporated by reference to Exhibit 10.15 to our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.5
Technical Service Agreement between Origin Biotechnology and Changchun Origin (Incorporated by reference to Exhibit 10.16 to our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.6
Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.17 to our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.7
Employment Agreement between State Harvest and Dr. Han Gengchen (Incorporated by reference to Exhibit 10.20 to our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on July 7, 2005).

4.8
Employment Agreement between State Harvest and Mr. Yang Yasheng (Incorporated by reference to Exhibit 10.21 to our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on July 7, 2005).

4.9
Employment Agreement between State Harvest and Mr. Yuan Liang (Incorporated by reference to Exhibit 10.22 to our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on July 7, 2005).

4.10
Form of Voting Agreement among Origin and Dr. Han and Messrs. Yang and Yuan (Incorporated by reference to Exhibit 10.24 to our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on July 7, 2005).

4.11
Form Corn Seed Production Booking Contract (Incorporated by reference to Exhibit 10.26 to our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.12
Technology Transfer Agreement between Henan Agriculture University and Beijing Origin (YuYu22) (Incorporated by reference to Exhibit 10.27 to our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.13
Joint Development agreement with Corn Research Institute of Li County (1st Agreement) (Incorporated by reference to Exhibit 10.28 to our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.14
Joint Development Agreement with Corn Research Institute of Li County (2nd Agreement) (Incorporated by reference to Exhibit 10.29 to our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005).

4.15
Joint Development Agreement with Hubei Province Shiyan Agricultural Sciences Institute (EYu10) (Incorporated by reference to Exhibit 10.30 to our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005).

4.16
Form Equity Transfer Agreement between Beijing Origin and shareholders of Denong Zhengcheng Seed Co., Ltd. pursuant to which Beijing Origin acquired 52.21% equity interest in Denong Zhengcheng Seed Co., Ltd.

4.17	Equity Transfer Agreement between Beijing Origin and Jilin Academy of Agriculture Science dated as of December 6, 2005.

4.18	Equity Transfer Agreement between Beijing Origin and China National Center for Biotechnology Development dated as of December 28, 2004.

4.19	Capital Contribution Agreement.

4.20	New Corn Seed Liyu 35 Joint Development Agreement between Beijing Origin and Shijiazhuang Liyu Technology Development Co., Ltd.

4.21	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 31, 2002.

4.22	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 9, 2003.

4.23	Technology Transfer and Cooperation Agreement Concerning a New Corn Hybrid Yuyu 20.

4.24	Renminbi Capital Loan Contract

4.25	Mortgage Contract

4.26	Form of Hybrid Corn Seed Sales Contract

8.1	List of subsidiaries.

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 14, 2006	ORIGIN AGRITECH LIMITED

/s/ Han Gengchen
Name: Han Gengchen

Title: Chief Executive Officer

ORIGIN AGRITECH LIMITED

Report of Independent Registered Public Accounting
Firm and Consolidated Financial Statements
For the years ended December 31, 2003, 2004 and 2005

ORIGIN AGRITECH LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ORIGIN AGRITECH LIMITED

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities (the "Company") as of December 31, 2004 and 2005 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years ended December 31, 2005, all expressed in Renminbi. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005 and the results of its operations and its cash flows for each of the three years ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, China
July 14, 2006

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	As of December 31,
	2004	2005	2005
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	68,848	237,828	29,471
Due from related parties	785	3,373	418
Advances to suppliers	1,644	38,626	4,786
Inventories	235,821	355,699	44,077
Income tax recoverable	7,532	3,366	417
Prepaid expenses and other current assets	10,269	10,334	1,280
Total current assets	324,899	649,226	80,449
Land use rights, net	11,302	16,616	2,059
Plant and equipment, net	66,002	104,987	13,010
Long-term investments	10,275	16,830	2,086
Acquired intangible assets, net	2,872	4,778	592
Deferred income tax assets	419	327	41
Other assets	615	6,005	744
Total assets	416,384	798,769	98,981

Liabilities, minority interests and shareholders' equity
Current liabilities:
Short-term borrowings	41,000	63,000	7,807
Accounts payable	22,742	28,823	3,572
Due to growers	83,357	66,195	8,203
Due to related parties	1,413	1,938	240
Advances from customers	78,683	102,743	12,731
Deferred revenues	37,921	181,583	22,501
Income tax payable	1,152	39,251	4,864
Other payables and accrued expenses	6,734	16,083	1,993
Total current liabilities	273,002	499,616	61,911
Long-term borrowings	-	1,880	233
Other long-term liability	2,872	2,872	356
Total liabilities	275,874	504,368	62,500

Minority interests	3,534	3,234	401

Commitments and contingencies (Note 20)

Shareholders' equity:
Preferred stock (no par value, 1,000,000 shares authorized; none issued)
Common stock (US$1 par value; 10,000 shares authorized, issued and outstanding in 2004; no par value; 60,000,000 shares authorized, 18,203,193 shares issued and outstanding in 2005)	83	-	-
Additional paid-in capital	100,000	246,093	30,494
Retained earnings	36,893	45,465	5,634
Accumulated other comprehensive loss	-	(391)	(48)
Total shareholders' equity	136,976	291,167	36,080
Total liabilities, minority interests and shareholders' equity	416,384	798,769	98,981

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share data)

	Year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$

Revenues	191,645	301,520	207,291	25,687
Cost of revenues	(118,977)	(178,313)	(129,162)	(16,005)
Gross profit	72,668	123,207	78,129	9,682

Operating expenses:
Selling and marketing	(13,310)	(20,390)	(27,037)	(3,350)
General and administrative	(18,948)	(24,149)	(28,983)	(3,591)
Research and development	(5,288)	(6,774)	(6,977)	(865)
Total operating expenses	(37,546)	(51,313)	(62,997)	(7,806)
Other operating income	-	-	2,309	286
Income from operations	35,122	71,894	17,441	2,162
Interest expense	(483)	(831)	(1,829)	(227)
Equity in earnings of associated company	-	1,925	879	109
Interest income	845	371	886	110
Other income	1,137	149	300	37
Income before income taxes and minority interests	36,621	73,508	17,677	2,191
Income tax expense:
Current	(8,377)	(5,975)	(1,313)	(163)
Deferred	569	(1,723)	(92)	(11)
Income tax expense	(7,808)	(7,698)	(1,405)	(174)
Income before minority interests	28,813	65,810	16,272	2,017
Minority interests	138	(351)	137	17
Net income	28,951	65,459	16,409	2,034
Net income per share-basic	RMB2.90	RMB6.55	RMB1.52	US$0.19
Net income per share-diluted	RMB2.90	RMB6.55	RMB1.46	US$0.18
Shares used in calculating basic net income per share	10,000,000	10,000,000	10,786,719	10,786,719
Shares used in calculating diluted net income per share	10,000,000	10,000,000	11,220,157	11,220,157
Cash dividend per share	RMB0.16	RMB0.20	RMB0.73	US$0.09

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
(In thousands, except share data)

	Common shares		Additional paid-in	Retained Earnings (accumulated	Accumulated Other Comprehensive	Total shareholders'	Comprehensive
	Shares	Amount	capital	deficit)	loss	equity	income
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2003	-	-	3,672	42,415	-	46,087	-
Net income	-	-	-	28,951	-	28,951	28,951
Capital restructuring	-	-	96,328	(96,328)	-	-	-
Cash dividend	-	-	-	(1,604)	-	(1,604)	-
Balance as of December 31, 2003	-	-	100,000	(26,566)	-	73,434	28,951
Net income	-	-	-	65,459	-	65,459	65,459
Capital contribution	10,000	83	-	-	-	83	-
Cash dividend	-	-	-	(2,000)	-	(2,000)	-
Balance as of December 31, 2004	10,000	83	100,000	36,893	-	136,976	65,459
Net income	-	-	-	16,409	-	16,409	16,409
Recapitalization in connection with the Share Exchange Transaction (Note 1)	15,090,000	(83)	113,324	-	-	113,241	-
Issuance of common shares upon exercise of Warrants (Note 18)	2,793,868	-	112,872	-	-	112,872	-
Issuance of common shares upon conversion of Unit Purchase Options (Note 18)	309,325	-	-	-	-	-	-
Share-based compensation expense	-	-	774	-	-	774	-
Cumulative translation adjustment	-	-	-	-	(391)	(391)	(391)
Deemed distribution (Note 1)	-	-	(80,877)	-	-	(80,877)	-
Cash dividend	-	-	-	(7,837)	-	(7,837)	-
Balance as of December 31, 2005	18,203,193	-	246,093	45,465	(391)	291,167	16,018
In US$		-	30,494	5,634	(48)	36,080	1,985

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$

Operating activities:
Net income	28,951	65,459	16,409	2,034
Adjustments to reconcile net income to net
cash (used in) provided by operating activities:
Depreciation and amortization	3,261	5,225	6,754	837
Loss (gain) on disposal of plant and equipment	473	76	(26)	(3)
Bad debt provision	(51)	-	125	15
Inventory write down	-	-	1,685	209
Interest capitalized in plant and equipment	-	-	(1,207)	(150)
Minority interests	(138)	351	(137)	(17)
Share-based compensation expense	-	-	774	96
Equity in earnings of associated company	-	(1,925)	(879)	(109)
Changes in operating assets and liabilities:
Accounts receivable, net	5,325	-	-	-
Due from related parties	(100)	(264)	(2,588)	(321)
Advances to suppliers	(5,560)	5,727	(36,982)	(4,583)
Inventories	(55,984)	(64,933)	(121,563)	(15,063)
Income tax recoverable	8,346	(6,081)	4,166	516
Prepaid expenses and other current assets	(1,466)	(1,765)	(4,734)	(587)
Deferred income tax assets	(569)	1,723	92	11
Other assets	(60)	(82)	(70)	(9)
Accounts payable	2,405	8,267	6,081	754
Due to growers	(7,141)	47,946	(17,162)	(2,127)
Due to related parties	-	1,413	(1,497)	(186)
Advances from customers	16,134	5,264	24,060	2,981
Deferred revenues	(9,468)	(27,375)	143,662	17,802
Income tax payable	-	1,152	(960)	(119)
Other payables and accrued expenses	681	2,567	8,384	1,039
Net cash (used in) provided by operating activities	(14,961)	42,745	24,387	3,020

Investing activities:
Purchase of plant and equipment	(26,996)	(15,470)	(43,198)	(5,353)
Proceeds on disposal of plant and equipment	-	255	94	12
Purchase of land use rights	(5,957)	(536)	(5,701)	(706)
Acquisition of cost method investment	-	(8,320)	(5,676)	(703)
Acquisition of equity method investment	-	(30)	-	-
Deposit for purchase of a subsidiary	-	-	(2,000)	(248)
Deposits for purchase of acquired technology	-	-	(1,995)	(248)
Deposits for purchase of plant and equipment	-	-	(1,325)	(164)
Purchase of intangible assets	(9)	(3,100)	(2,921)	(362)

Net cash used in investing activities	(32,962)	(27,201)	(62,722)	(7,772)

Financing activities:
Proceeds from short-term borrowings	35,000	41,000	77,000	9,542
Repayment of short-term borrowings	(15,000)	(35,000)	(55,000)	(6,815)
Proceeds from long-term borrowings	-	-	1,880	233
Net cash inflow from the Share Exchange
Transaction, net of transaction costs (Note 1)	-	-	159,831	19,806
Cash dividend	(1,604)	(2,000)	(7,837)	(971)
Dividend paid to minority owners	-	-	(163)	(20)
Deemed distribution (Note 1)	-	-	(80,877)	(10,022)
Issuance of share capital	-	83	-	-
Contribution from minority owners	50	-	-	-
Advance from a shareholder	-	-	8,276	1,026
Repayment to a shareholder	-	-	(8,276)	(1,026)
Exercise of warrants	-	-	112,872	13,987
Net cash provided by financing activities	18,446	4,083	207,706	25,740

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands)

	Year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$

Net (decrease) increase in cash and cash equivalents	(29,477)	19,627	169,371	20,988
Cash and cash equivalents, beginning of year	78,698	49,221	68,848	8,531
Effect of exchange rate changes on cash and
cash equivalents	-	-	(391)	(48)
Cash and cash equivalents, end of year	49,221	68,848	237,828	29,471

Supplemental disclosure of cash flow information:
Income taxes paid	2,355	10,905	4,700	582
Interest paid	483	831	3,036	376

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Origin Agritech Limited ("Agritech"), incorporated under the laws of the British Virgin Islands, and its subsidiaries and variable interest entities (together, the "Company") are engaged in hybrid crop seed development, production and distribution.

As of December 31, 2005, details of Origin Agritech Limited's subsidiaries and variable interest entities are as follows:

	Date of	Place of
	incorporation	incorporation	Percentage	Principal
Name	or establishment	or establishment	of ownership	activity

Subsidiary:
State Harvest Holdings Limited	October 6, 2004	British Virgin Islands	100%	Investment holding
("State Harvest")

Beijing Origin State Harvest	December 1, 2004	People's Republic of China	100%	Hybrid seed
Biotechnology Limited		("PRC")		technology development

Variable interest entity:
Beijing Origin Seed Limited (Note)	December 26, 1997	PRC	-	Hybrid crop seed
				development, production
				and distribution
Subsidiaries held by Beijing Origin
Seed Limited:
He Nan Origin Cotton Technology	March 2, 2001	PRC	90%	Hybrid crop seed
Development Limited (Note)				development, production
				and distribution
Chang Chun Origin Seed Technology	April 29, 2003	PRC	99%	Hybrid crop seed
Development Limited (Note)				development, production
				and distribution

Note:  Beijing Origin Seed Limited and its subsidiaries are collectively referred to as "Beijing Origin".

The Share Exchange Transaction

On December 20, 2004, Chardan China Acquisition Corp. ("Chardan") entered into a Stock Purchase Agreement with State Harvest, and all the stockholders of State Harvest for Chardan's acquisition of State Harvest. For the acquisition, Chardan formed its wholly-owned subsidiary, Agritech. On November 8, 2005, the closing date of the acquisition (the "Closing Date" ), Chardan merged with and into Agritech for the purpose of redomestication out of the United States. The redomestication merger was achieved by a one-for-one exchange of all the outstanding common stock of Chardan for common stock of Agritech and the assumption of all the rights and obligations of Chardan by Agritech, including assumption of the outstanding warrants of Chardan. Immediately after the redomestication merger, Agritech acquired all the common stock of State Harvest by the issuance of shares and payments of cash consideration to the then shareholders of State Harvest ("State Harvest Shareholders") or their designee, making it a wholly owned subsidiary (the "Share Exchange Transaction"). State Harvest Shareholders and their designee were paid an aggregate of US$10,000 in cash, using the funds held in the trust account of Chardan, and were issued an aggregate of 10,000,000 shares of Agritech common stock for all the outstanding common stock of State Harvest. The Share Exchange Transaction was accounted for as a reverse acquisition in which State Harvest was deemed to be the accounting acquirer and Agritech the legal acquirer. The payments of the cash consideration are accounted for as a deemed distribution.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The Share Exchange Transaction - continued

Of the cash portion of the purchase price, US$250 has been held back for one year by Agritech to secure certain indemnification obligations of State Harvest Shareholders and their designee. Other than the issuance of the above-mentioned 10,000,000 shares, Agritech has issued 200,000 shares to a financial advisor in connection with the Share Exchange Transaction.

As a result of the Share Exchange Transaction the historical consolidated financial statements of the Company for the periods prior to the Closing Date are those of State Harvest and its majority owned subsidiaries and its variable interest entity, Beijing Origin and all references to the consolidated financial statements of the Company apply to the historical consolidated financial statements of State Harvest, its majority owned subsidiary and Beijing Origin prior to the Closing Date and the consolidated financial statements of Agritech and its majority owned subsidiaries and Beijing Origin subsequent to the Closing Date. The Company's equity components are stated in terms of State Harvest before the Closing Date, with an adjustment to reflect the effects of the reverse acquisition on the equity components at the Closing Date.

As Chardan was a non-operating public shell company before the Share Exchange Transaction, no goodwill has been recorded in connection with the Share Exchange Transaction and the costs incurred in connection with such transaction have been charged directly to equity as there was sufficient equity to absorb the costs. The net book value of acquired assets and liabilities pursuant to the Share Exchange Transaction is as follows:

RMB
Net assets acquired:
Cash	163,517
Other current assets	6,201
Due to State Harvest Shareholders and their designee	(2,022)
Other payables and accrued expenses	(965)
166,731
Less: Transaction costs paid in cash	(14,431)
Tax effect of the Share Exchange Transaction	(39,059)
113,241

Additional purchase price payments will be made to State Harvest Shareholders and their designee, up to an aggregate of US$15,000 if either of the following occurs during any fiscal year of Agritech after the Closing Date until December 31, 2008 (or June 30, 2009 if the fiscal year is changed to a July 1-June 30 fiscal year) from funds generated in the additional financing or from operational earnings as described below:

(1)
If Agritech receives at least US$40,000 in gross proceeds in additional financing as a result (i) of the call of the issued and outstanding public warrants assumed by Agritech at the closing; (ii) Agritech's successful completion of a follow-on offering; or (iii) a private investment into Agritech by a strategic investor ("Financing Adjustment"), then Agritech will pay an additional US$15,000 to State Harvest Shareholders and their designee; or

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The Share Exchange Transaction - continued

(2)
If Origin generates net positive cash flow of US$2,000 or more on a consolidated basis ("Earnings Adjustment"), then State Harvest Shareholders and their designee will be entitled to receive 75% of the net positive cash flow up to a maximum of US$7,500 per fiscal year and US$15,000 in the aggregate.

If both an Earnings Adjustment and a Financing Adjustment occur, the maximum aggregate amount to be paid to State Harvest Shareholders from one or both adjustments is US$15,000.

As further additional purchase price, certain State Harvest Shareholders and their designee will be issued an aggregate of 1,500,000 shares of common stock of Agritech for any of the next four years if, on a consolidated basis, Agritech generates after-tax profits (excluding after-tax operating profits from any subsequent acquisitions of securities that have a dilutive effect and before the expenses of this transaction and director and employee option expense) of at least the following amounts:

Year ending June 30,	After-tax profit
US$

2006	11,000
2007	16,000
2008	21,000
2009	29,000

As of December 31, 2005, the Company does not consider the outcome of the above contingencies is probable and accordingly, no adjustment for the contingent purchase price payments was recorded in the financial statements.

Subsequent to December 31, 2005, Agritech receives RMB211,832 (equivalent to approximately US$26,249) in gross proceeds as a result of the call of the issued and outstanding warrants assumed by Agritech on the Closing Date (Note 18). Accordingly, Agritech paid an additional RMB121,050 (equivalent to approximately US$15,000) to State Harvest Shareholders and their designee.

Reorganization of State Harvest prior to the Share Exchange Transaction

On December 1, 2004, State Harvest established Beijing Origin State Harvest Biotechnology Limited ("BioTech"), a wholly foreign owned enterprise under the laws of the PRC with an operating period of 20 years.

PRC regulations restrict direct wholly foreign ownership of seed industry in the PRC. In order to comply with these regulations while allowing foreign indirect participation, State Harvest conducts substantially all of its business through its variable interest entity, Beijing Origin.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Reorganization of State Harvest prior to the Share Exchange Transaction - continued

Beijing Origin entered into Technical Service Agreements with BioTech. Under these agreements, BioTech shall provide, with its own technical research resource and team, technical services for the production and distribution of agricultural seeds during the period of the agreements. In return, Beijing Origin is required to pay BioTech service fee calculated according to the weight of corn, rice and cotton seeds sold by the Beijing Origin.

In addition, State Harvest has been assigned 97.96% voting rights by the shareholders of Beijing Origin through a consignment agreement which includes the following terms: (1) The shares of Beijing Origin cannot be transferred without the approval of State Harvest; (2) State Harvest has the right to appoint all directors and senior management personnel of Beijing Origin and (3) The shareholder rights including voting rights require the transfer of the shares of Beijing Origin to State Harvest or any party designated by State Harvest within three years upon the removal of the PRC legal restriction.

Through the consignment agreements described above, State Harvest is deemed the sole beneficiary of Beijing Origin resulting in Beijing Origin being deemed a subsidiary of State Harvest under the requirements of Financial Interpretation 46 (Revised)"Consolidation of Variable Interest Entities" issued by the Financial Accounting Standards Board ("FASB"). The agreements described above provided for effective control of Beijing Origin to be transferred to State Harvest at December 25, 2004. Neither State Harvest nor BioTech had any operating activity prior to entering into the consignment agreements with Beijing Origin. In substance, State Harvest has substantially all the same shareholders of Beijing Origin. This transaction has been accounted for on a basis similar to a reorganization between entities under common control. Accordingly, State Harvest's consolidated financial statements are prepared by including the consolidated financial statements of Beijing Origin through December 24, 2004, and subsequently the Company's consolidated financial statements include the financial statements of State Harvest, its majority owned subsidiary and Beijing Origin through the date of the Share Exchange Transaction.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of consolidation

Following the Share Exchange Transaction, the consolidated financial statements include the financial statements of Agritech, its majority owned subsidiaries and Beijing Origin. Prior to the Share Exchange Transaction, the consolidated financial statements include State Harvest, its majority owned subsidiary and Beijing Origin. All significant inter-company transactions and balances are eliminated upon consolidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Basis of consolidation - continued

Investments in operating companies in which the Company has the ability to exercise significant influence, which is normally indicated by a 20% to 50% interest, are accounted for under the equity method. The Company's share of these companies' earnings or losses are included in the consolidated statement of operations as equity in earnings of associated company.

Convenience translation into United States dollars

The consolidated financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the People's Bank of China on December 31, 2005 of RMB8.07 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company's consolidated financial statements include revenue recognition, inventory valuation, useful lives of plant and equipment and acquired intangible assets, and the valuation allowance for deferred income tax assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

Concentrations of credit risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with high-quality institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and therefore bear minimal risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Inventories

Inventories are stated at the lower of cost or market value. Actual cost is used to value raw materials and supplies. Finished goods and work in process are valued at weighted-average actual cost. Weighted-average actual cost includes packaging costs and manufacturing overhead costs.

Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreements on a straight-line basis for the beneficial period.

Plant and equipment, net

Plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Plant and building	20-40 years
Machinery and equipment	10-15 years
Furniture and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of the useful lives or the lease term

The Company constructs certain of its facilities. In addition to costs under construction contracts, external costs directly related to the construction of such facilities, including duty and tariff, and equipment installation and shipping costs, are capitalized. Depreciation is recorded at the time assets are placed in service.

Acquired intangible assets, net

Acquired intangible assets consist primarily of purchased technology rights and are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of these assets of an average of 5 years and recorded in cost of revenues.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair market value of the asset, is recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Due to growers

The Company purchases seeds from the growers throughout the operating cycle. The majority of the seeds is purchased from the growers from the end of November through the following February.

Advances from customers

Due to the high demand for the Company's products, the Company requires all customers to pay cash in full prior to delivery of the seeds. Advances from customers represent cash received from customers in advance of fulfilling a customer's purchase order. Revenues related to such transactions are recognized when the seeds are delivered and all other revenue recognition criteria are met.

Revenue recognition

The Company derives its revenue primarily from the sale of various branded conventional seeds and branded seeds with biotechnology traits.

Revenue is recognized when pervasive evidence of an arrangement exists, products have been delivered, the price is fixed or determinable, collectibility is reasonably assured and the right of return has expired. The Company generally determines the selling price after the goods are delivered to the customers. Accordingly, the Company defers revenue until the selling price has been finalized with the customers.

The estimated amounts of revenues billed in excess of revenues recognized are recorded as deferred revenues.

Government subsidies

The Company receives government subsidies in the form of funds for research and development activities and subsidies which reduce the cost of land use rights.

(a)
The Company received RMB1,137, RMB71 and RMB859, to fund research and development activities for the years ended December 31, 2003, 2004 and 2005, respectively. Such amounts are recorded as a reduction of research and development expenses for the respective years.

(b)	The Company received a government incentive of RMB5,005 and RMB3,720 for the years ended December 31, 2003 and 2004, respectively, in the form of a reduction in the cost of land use rights.

(c)	The Company received a government subsidy of RMB1,543 for year ended December 31, 2005, in the form of a reduction in the cost of plant and equipment.

(d)
The Company received a government incentive of RMB300 for year ended December 31, 2005 for the achievement of obtaining a listing status in the overseas stock market. Such amounts are recorded as other income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses were RMB1,806, RMB3,154 and RMB4,288, for the years ended December 31, 2003, 2004 and 2005, respectively, and included as part of selling and marketing expenses.

Foreign currency translation

The functional currency of the Company excluding Agritech and State Harvest is Renminbi. Monetary assets and liabilities denominated in currencies other than Renminbi are translated into Renminbi at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than Renminbi are converted into Renminbi at the applicable rates of exchange prevailing the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

The functional currency of Agritech and State Harvest are maintained in United State dollars. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of shareholders' equity and comprehensive income. The Company has chosen Renminbi as its reporting currency

Income taxes

Deferred income taxes are recognized for the future tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income for the years presented has been disclosed within the consolidated statements of shareholders' equity and comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments

The carrying amounts of financial instruments, consisting primarily of cash and cash equivalents and short-term borrowings, approximate their fair values due to the short-term maturity of these instruments.

Shipping and handling costs

The Company includes shipping and handling costs as either cost of goods sold or selling and administrative expenses depending on the nature of the expenses. Shipping and handling costs which relate to transportation of products to customers' locations is charged to selling and marketing expenses and shipping and handling which relate to the transportation of corn seed to factories from suppliers and from one factory to another is charged to cost of goods sold. The shipping and handling costs included as part of cost of revenues in the consolidated statements of operations for the years ended 2003, 2004 and 2005 were RMB4,753, RMB8,089 and RMB9,853, respectively. The shipping and handling costs included as part of selling and marketing expenses in the statements of operations for the years ended 2003, 2004 and 2005 were RMB3,981, RMB6,322 and RMB5,870, respectively.

Income per share

Basic income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Share-based compensation

The Company has adopted Statement of Financial Accounting Standard ("SFAS") No. 123 (revised 2004) ("SFAS No. 123(R)"), ''Share-based Payment'', which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

Recently issued accounting standards

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets-An Amendment of APB Opinion No. 29". SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS 153 in January 2006 did not have a significant impact on the Company's financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of the correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 will not have a significant impact on the Company's results of operations and financial condition.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140." SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The Company does not expect the adoption of SFAS No. 155 to have a material impact on its consolidated results of operations and financial condition.

3.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Amounts due from related parties as of December 31, 2004 and 2005 are as follows:

Name of related party	Relationship		As of December 31,
			2004	2005
			RMB	RMB

Hang Geng Chen	(i	)	29	39

Yuan Liang	(i	)	22	22

Yang Ya Sheng	(i	)	324	102

Other State Harvest Shareholders	(ii	)	208	37

Shijiazhuang Li Yu Technology Development Co., Ltd.	(iii	)	-	3,173

He Nan Agriculture University	(iv	)	202	-

			785	3,373

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(2)	Amounts due to related parties as of December 31, 2004 and 2005 are as follows:

Name of related party	Relationship		As of December 31,
			2004	2005
			RMB	RMB

Shijiazhuang Li Yu Technology Development Co., Ltd.	(iii	)	1,413	-
Company controlled by Han Geng Chen			-	673
Company controlled by Yuan Liang			-	673
Company controlled by Yang Ya Sheng			-	393
Other State Harvest Shareholders	(ii	)	-	178
Zhang Bai Liang	(v	)	-	21
			1,413	1,938

(3)	Transactions with related parties for the years ended December 31, 2003, 2004 and 2005 are follows:

(a)	Technology usage fee

Name of related party	Relationship		Year ended December 31,
			2003	2004	2005
			RMB	RMB	RMB
Shijiazhuang Li Yu Technology Development Co., Ltd.	(iii	)	4,496	8,243	4,958

He Nan Agriculture University	(iv	)	-	1,104	302
			4,496	9,347	5,260

The above amounts relate to technology usage fees paid to certain related party research centers for the exclusive right to use certain seed technologies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(3)	Transactions with related parties for the years ended December 31, 2003, 2004 and 2005 are follows: - continued

(b)	Consulting service fee

Name of related party	Relationship		Year ended December 31,
			2003	2004	2005
			RMB	RMB	RMB

Chardan Capital LLC.	(vi	)	-	-	242

The above amount relates to certain financial and management advisory services.

(c)
In September 2004, the Company purchased a 30% equity interest in Shijiazhuang Li Yu Technology Development Co., Ltd. ("Li Yu") from Yang Ya Sheng, one of the Company's principal shareholders, for RMB30.

(d)	In May 2005, a principal shareholder of the Company provided RMB8,276 for capital injection to BioTech, which had been fully repaid as of December 31, 2005.

Relationship between the Company and related parties is as follows:

(i)	Being the principal shareholders and directors of the Company.

(ii)	Being State Harvest Shareholders, other than Han Geng Chen, Yuan Liang and Yang Ya Sheng.

(iii)	Li Yu was previously owned by one of the Company's principal shareholders, Yang Ya Sheng, and from September 2004 onwards, it became the Company's equity method investment.

(iv)	Being a shareholder of Beijing Origin.

(v)	Being a director of the Company.

(vi)	Being an affiliate of a former member of management of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

4.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	As of December 31,
	2004	2005
	RMB	RMB

Purchase of raw materials	604	37,160
Prepayments for advertisement	172	1,320
Others	868	146
	1,644	38,626

On November 21, 2005, the Company entered into a purchase contract for rice seeds with Denong Zhengcheng Seed Limited Co. ("Denong"), a company subsequently acquired by the Company in January 2006 (see Note 11). Denong is principally engaged in production and sales of licensed and non-licensed seed products and self-developed seed products including hybrid rice, rape and cotton seeds to local farmers through its distributors. The Company paid RMB33,000 as a prepayment for the purchase of rice seeds for resale which was included in purchase of raw materials as of December 31, 2005.

5.	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2004	2005
	RMB	RMB

Work in progress and supplies	131,457	199,756
Finished goods	104,364	155,943
	235,821	355,699

As of December 31, 2004 and 2005, goods delivered to the customers, recorded in finished goods, are RMB20,802 and RMB119,384, respectively. As the Company defers revenue until the selling price has been finalized with the customers, the goods delivered to the customers will be relieved from inventories and recorded in cost of revenues when the related revenue is recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2004	2005
	RMB	RMB

Advances for employee traveling	3,109	4,964
Deposit for technology usage fee	1,000	3,801
Professional fees for the Share Exchange Transaction	4,544	-
Other prepaid expenses	1,616	1,569
	10,269	10,334

7.	LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	As of December 31,
	2004	2005
	RMB	RMB

Land use rights	11,787	17,488
Less: accumulated amortization	485	872
Land use rights, net	11,302	16,616

8.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:
	As of December 31,
	2004	2005
	RMB	RMB

Plant and building	30,814	76,558
Machinery and equipment	19,226	21,411
Furniture and office equipment	5,550	7,844
Motor vehicles	8,923	11,371
Leasehold improvements	128	55
Total	64,641	117,239
Less: accumulated depreciation and amortization	10,761	16,098
Construction in progress	12,122	3,846
Plant and equipment, net	66,002	104,987

Construction in progress relates to the production facilities under construction by the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

9.	LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2004	2005
	RMB	RMB

Equity method investment	1,955	2,834
Cost method investment	8,320	13,996
Total	10,275	16,830

Equity method investment

In 2004, the Company purchased a 30% equity interest in Li Yu from one of its principal shareholders, Yang Ya Sheng, for RMB30. The Company accounts for its ownership in Li Yu under the equity method accounting.

As of December 31, 2004 and 2005, the Company recorded its pro-rata share of earnings in Li Yu of RMB1,925 and RMB879 respectively.

Cost method investment

In 2004, the Company acquired an 8% interest in Biocentury Transgene (China) Co., Ltd. ("Shengzhen Biocentury") for a cash consideration of RMB8,320. The Company and Shengzhen Biocentury completed this transaction on October 8, 2004 upon obtaining the necessary government approvals. In 2005, the Company acquired an additional 7% interest in Shengzhen Biocentury for a cash consideration of RMB5,676. On August 4, 2005, the Company obtained necessary government approval and completed the acquisition. The Company accounts for its ownership in Shengzhen Biocentury at cost.

10.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets consist of the following:
	As of December 31,
	2004	2005
	RMB	RMB

Technology transfer and usage agreements	4,091	7,012
Others	9	9
	4,100	7,021
Accumulated amortization	1,228	2,243
Acquired intangible assets, net	2,872	4,778

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

10.	ACQUIRED INTANGIBLE ASSETS, NET - continued

Amortization expense for the years ended December 31, 2003, 2004 and 2005 were RMB206, RMB465 and RMB1,015, respectively.

Amortization expense on these intangible assets for each of the next five years is as follows:

RMB
Year ending December 31,
2006	1,273
2007	1,260
2008	1,260
2009	923
2010	62
Total	4,778

The Company enters into technology transfer and usage agreements with strategic partners. The Company pays up-front fees for the exclusive rights to certain seed technologies. Amounts are then amortized over an average usage period of 5 years into cost of revenues.

11.	OTHER ASSETS

Other assets consist of the following:

	As of December 31,
	2004	2005
	RMB	RMB

Prepaid lease	615	685
Deposit for purchase of a subsidiary	-	2,000
Deposits for purchase of acquired intangible assets	-	1,995
Deposits for purchase of plant and equipment	-	1,325
	615	6,005

On November 18, 2005, the Company paid a deposit of RMB2,000 to certain owners of Denong for the acquisition of 52% of Denong. On January 16, 2006, the Company entered into a series of sale and purchase agreements with certain owners of Denong to purchase a 52% equity interest in Denong for an aggregate purchase price of RMB41,766. The Company completed this acquisition on January 24, 2006 upon obtaining the necessary government approvals.

During 2005, the Company entered into technology transfer agreements with certain inventors of new seed products and prepaid deposits of RMB1,995.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

11.	OTHER ASSETS - continued

During 2005, the Company entered into certain agreements to purchase plant and equipment and prepaid RMB1,325 as deposits.

12.	BORROWINGS

	As of December 31,
	2004	2005
	RMB	RMB

Short-term borrowings	41,000	63,000
Long-term borrowings	-	1,880

Short-term borrowings

As of December 31, 2005, short-term borrowings were comprised of five new loans of RMB21,000, RMB17,000, RMB14,000, RMB6,000 and RMB5,000, repayable on May 30, 2006, October 13, 2006, January 28, 2006, April 20, 2006 and October 13, 2006, respectively, bear interest at 5.58%, 5.58%, 5.22%, 5.22% and 5.58% per annum respectively. Short-term borrowings of RMB21,000, RMB17,000 and RMB5,000 were guaranteed by an unrelated third party. The unrelated third party guarantee was secured by the Company's land use rights certification and the Company's Zhongguancun Life Science Park Land Development Contract.

As of December 31, 2004, short-term borrowings were comprised of two loans of RMB20,000 and RMB21,000, repayable on April 22, 2005 and May 30, 2005, bore interest at 5.31%, 5.31% per annum, and were fully repaid in 2005. Short-term loan of RMB20,000, RMB21,000 were guaranteed by an unrelated third party. The unrelated third party guarantee was secured by the Company's land use rights certification, and the Company's Zhongguancun Life Science Park Land Development Contract.

The costs of obtaining the above third party guarantees were not significant.

Interest expense and weighted average interest rate for the years ended December 31, 2003, 2004 and 2005 were RMB483 and 5.2% and RMB831 and 5.3%, RMB3,036 and 5.4%, respectively.

Long-term borrowings

As of December 31, 2005, long-term borrowings were comprised of a third party's loan of RMB1,880 repayable in 2008 and 2009 by two equal installments and bear interest at 2.4% per annum. The borrowings are not secured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

13.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	As of December 31,
	2004	2005
	RMB	RMB

Payable for purchase of plant and equipment	382	2,043
Payable for purchase of land use rights	620	620
Professional fee payable	-	4,841
Salaries payable	-	411
Accrued welfare benefits	4,023	4,084
Other taxes payable	359	2,055
Others	1,350	2,029
	6,734	16,083

14.	OTHER LONG-TERM LIABILITY

In December 2000, the Company signed an agreement to be a guarantor on a loan given to Lin Ze Xian Seed Company by Agriculture Bank of China Lin Ze Branch. Upon Linze Xian Seed Company's announcement of bankruptcy, the Company was required to repay the outstanding loan. On December 28, 2001 the Company was ordered by the Linze People's Court to pay RMB2,872 to Agricultural Bank of China Lin Ze Branch in fulfilment of the guarantee obligation. The civil judgement of the Zhangye Intermediate People's Court suspended this decision pending final outcome of Lin Ze Seed Company's bankruptcy hearings. In 2002, the final judgement was made by the court, and accordingly, the Company recorded a provision of RMB2,872.

15.	SHARE OPTION PLAN

On November 8, 2005, the Company adopted the 2005 Performance Equity Plan (the "Plan") which allows the Company to offer a variety of incentive awards to employees. Options to purchase 1,500,000 ordinary shares are authorized under the Plan. On the same day, options to purchase 974,000 ordinary shares were granted under the terms of the Plan. All such options were priced at US$8.75 per share and expire 5 years from the date of grant and vest over a period of 3 to 5 years. No further share options has been granted subsequent to November 8, 2005. Options to purchase 526,000 ordinary shares are available under the Plan as of December 31, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

15.	SHARE OPTION PLAN - continued

A summary of the share option activity under the Plan is as follows:

	Number of option	Exercise price
		RMB	US$

Options outstanding at January 1, 2005	-	-	-
Granted	974,000	70.77	8.75
Exercised	-	-	-
Cancelled	-	-	-

Options outstanding at December 31, 2005	974,000	70.77	8.75

The following table summarizes information with respect to options outstanding at December 31, 2005:

Options outstanding
and exercisable
Weighted
		average	Weighted average
	Number	remaining contractual	fair value as of November 8,
	outstanding	life	2005, the grant date
		years	RMB	US$
Exercise price:
RMB70.77 (US$8.75)	974,000	4.85	21.76	2.69

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

Options granted (weighted average)
Average risk-free rate of return	4.47%
Expected option life	3.5 years
Volatility rate	30.79%
Dividend yield	-

The Company recorded share-based compensation expense of RMB774 for the year ended December 31, 2005. As of December 31, 2005, there was RMB18,268 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the Plan. That unrecognized compensation expense is expected to be recognized over a weighted-average period of 3.60 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

16.         INCOME TAXES

Agritech and its subsidiary, State Harvest are incorporated in the British Virgin Islands and are not subject to taxation under the British Virgin Islands. State Harvest's subsidiary and State Harvest's variable interest entity, Beijing Origin Seed Limited and its major owned subsidiaries (together, the "PRC entities") were incorporated in the PRC and governed by the PRC laws.

The applicable tax rate of the PRC Enterprise Income Tax ("EIT") to Beijing Origin Seed Limited is 33% (30% of state income tax plus 3% local income tax). However, preferential tax treatment of Beijing Origin Seed Limited as "high technology" company has been agreed with the relevant tax authorities. Beijing Origin Seed Limited is entitled to a preferential tax rate of 15%. Pursuant to the document of (1998) Hai Di Shui Suo Zi 3205 and (2001) Hai Di Shui Qi Mian Zi (1306), Beijing Origin Seed Limited is entitled to a three-year exemption from income taxes commencing in 1998, followed by a 50% reduction in tax rates for the succeeding three years. As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2003, 2004 and 2005 are 7.5%, 15% and 15%, respectively.

According to the document Gan Di Shui Suo Jian Mian Zi (2001) No. 107, Zhang Shi Di Shui Zheng Jian Mian Zi (2002) No. 2 and (2003) No. 1 of Carry through the Advantage Tax Treatment of West Development Strategy, Lin Ze Branch is entitled to a preferential tax rate of 15%.

According to the document Cheng Guo Shui Shen (2004) 11, Cheng Du Branch of Beijing Origin Seed Limited is entitled to a preferential tax rate of 15% as "high technology" company, and was exempted from EIT for 2003 and 2004.

According to the document Yu Di Shui Suo Jian Mian (2003) No. 75, He Nan Origin Seed Cotton Technology Development Co., Ltd. is entitled to a preferential tax rate of 15% as "high technology" company.

According to the document Chang Guo Shui (Gao Xin) Zi (2004) 001, Chang Chun Origin Seed Technology Development Co., Ltd. is entitled to a preferential tax rate of 15% as "high technology" company, and was exempted from EIT for 2004 and 2005.

According to the document Beijing Guo Shui No. 9365987, BioTech is entitled to a preferential tax rate of 15% as "high technology" company, and was exempted from Foreign Enterprise Income Tax for 2005.

Bao Ding Branch of Beijing Origin Seed Limited was exempted from EIT for 2005 according to the document Guo Shui (2005) No. 1239. Shen Yang Branch, He Nan Branch and Tie Ling Branch of Beijing Origin Seed Limited are subject to income tax at a statutory rate of 33%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

16.	INCOME TAXES - continued

The provision for income taxes consists of the following:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB

Current	8,377	5,975	1,313
Deferred	(569)	1,723	92
	7,808	7,698	1,405

The principal components of the deferred income tax assets are as follows:

	As of December 31,
	2004	2005
	RMB	RMB

Noncurrent deferred tax assets:
Net operating loss carry forward	4,325	1,304
Others	419	327
Noncurrent deferred income tax assets	4,744	1,631
Valuation allowance	(4,325)	(1,304)
Net noncurrent deferred income tax assets	419	327

The Company did not have any significant temporary differences relating to deferred tax liabilities as of December 31, 2004 and 2005.

A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis. Where a valuation allowance was not recorded, the Company believes that there was sufficient positive evidence to support its conclusion not to record a valuation allowance as it expects to generate sufficient taxable income in the future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

16.	INCOME TAXES - continued

A reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Years ended December 31,
	2003	2004	2005
	%	%	%

Statutory rate	33	33	33
Effect of preferential tax treatment	(19)	(31)	(30)
Effect of different tax jurisdiction	-	-	10
Permanent book-tax difference	6	4	6
Change in valuation allowance	1	5	(17)
Under provision in prior year	-	-	6
Effective income tax rate	21	11	8

17.         INCOME PER SHARE

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB

Net income (numerator), basic and diluted	28,951	65,459	16,409

Shares (denominator):
Weighted average ordinary shares outstanding used
in computing basic income per share	10,000,000	10,000,000	10,786,719

Incremental weighted average ordinary shares
from assumed exercise of Warrants (Note 18)	-	-	433,438

Weighted average ordinary shares outstanding used
in computing diluted income per share	10,000,000	10,000,000	11,220,157
Net income per share-basic	RMB2.90	RMB6.55	RMB1.52
Net income per share-diluted	RMB2.90	RMB6.55	RMB1.46

For the years prior to the date of the Share Exchange Transaction, the number of shares included in the income per share calculations above has been retroactively restated to reflect the number of shares to which State Harvest Shareholders and their designee are entitled at the date of the Share Exchange Transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

17.	INCOME PER SHARE - continued

As disclosed in Note 1, the Share Exchange Transaction during 2005 provides for additional purchase price payments in the form of common stock, the issuance of which is contingent upon attainment of certain amounts of earnings and such contingency has not been met at December 31, 2005. As disclosed in Note 18, there are 21,216 Unit Purchase Options outstanding as of December 31, 2005, the conversion of which into common stock is at the discretion of the Company and the holders Unit Purchase Options and is uncertain as of December 31, 2005. Accordingly, the above diluted income per share calculations have not included these contingently issuable shares and Unit Purchase Options. In addition, the diluted income per share calculations have not included the outstanding options as of December 31, 2005 to purchase 974,000 ordinary shares since the effect is anti-dilutive.

18.         WARRANTS AND UNIT PURCHASE OPTIONS

As a part of the Share Exchange Transaction, Agritech assumed 4,025,000 shares of common stock, 8,050,000 Redeemable Common Stock Purchase Warrants ("Warrants") and 350,000 Unit Purchase Options ("UPO") issued by Chardan. There was no remeasurement required for these assumed Warrants and UPO because such assumption is part of the recapitalization in connection with the Share Exchange Transaction.

Each Warrant will entitle the holder to purchase from Agritech one share of common stock at an exercise price of US$5 commencing on the date of the Share Exchange Transaction. The Warrants will be redeemable at a price of US$0.01 per Warrant upon 30 days' notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least US$8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. 2,793,868 Warrants were exercised before December 31, 2005 and were converted into 2,793,868 shares of common stock.

UPO were granted and recorded in connection with the initial public offering of Chardan in 2004 to the underwriters for nominal consideration. UPO may be exercised for cash or cashless basis at the holders' option such that the holders may use the appreciated value of the UPO to exercise the option without the payment of cash. UPO are convertible into shares and Warrants at the discretion of the Company and the UPO holders. 328,784 UPO were converted into 309,325 shares and 7,332 Warrants before December 31, 2005 without any cash consideration.

As of December 31, 2005, there were 21,216 UPO and 5,263,464 Warrants outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

19.          EMPLOYEE BENEFIT PLANS AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits were RMB858, RMB1,577 and RMB2,605 for the years ended December 31, 2003, 2004 and 2005, respectively.

Pursuant to the laws applicable to the PRC, the PRC entities, other than BioTech, must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to certain cumulative limits, the statutory surplus reserve fund requires annual appropriations of 10% and the stutory public welfare fund requires annual appropriations of 5% of after-tax profit (as determined under accounting principles generally accepted in the PRC ("PRC GAAP") at each year-end). The Company's wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reverse fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. Appropriations to these reserves by the PRC entities were RMB7,212, RMB9,800 and RMB4,348 for the years ended December 31, 2003, 2004 and 2005, respectively.

20.          COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments for the purchase of plant and equipment, as of December 31, 2005, are as follows:

RMB

Plant and building construction	3,220
Equipment	771
3,991

(b)	Operating lease

The Company leases certain lands used for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended December 31, 2003, 2004 and 2005 were RMB2,016, RMB2,868 and RMB2,134, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

20.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Operating lease - continued

Future minimum lease payments under non-cancelable operating lease agreements were as follows:

Year ended December 31,	RMB

2006	1,698
2007	1,260
2008	695
2009	537
2010	504
Thereafter	8,607
13,301

(c)	Contingent tax liabilities

On December 6, 2005, the Company entered into a transfer agreement with the Jilin Academy of Agricultural Sciences ("JAAS"). Pursuant to the transfer agreement, JAAS will transfer 23% of equity interest in Jilin Jinong Hi-tech Limited ("Jinong") to the Company for RMB21,880. Jinong focuses on the production and marketing of corn, rice and soybean seeds, as well as fertilizers and pesticides. This transaction is proceeding pursuant to procedures for the transfer of State-owned assets at Changchun Equity Exchange.

(d)	Contingent tax liabilities

The Company assesses the contingent tax liabilities that may arise from the Share Exchange Transaction and considers such contingent tax liabilities are more likely than remote. As of December 31, 2005, such contingent tax liabilities are reasonably possible to be in the range of RMB39,059 to RMB64,218. Consequently, RMB39,059 was included in the income tax payable in the accompanying consolidated balance sheet and was charged to the equity because the assumption of such liabilities by the Company is part of the recapitalization in connection with the Share Exchange Transaction. The Company does not expect to incur tax liabilities at the higher end of the range, based on the information currently available.

21.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company is engaged in hybrid crop seed development, production and distribution. In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", the Company's chief operating decision maker, the Chief Executive Officer, receives and reviews consolidated results of operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment which is hybrid crop seed development, production and distribution, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements.

All of the Company's sales and all of the Company's long-lived assets are located in the PRC.

The Company had no customers which accounted for 10% or more of the Company's revenues for any of the years presented in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(In thousands, except share data and unless otherwise stated)

22.         SUBSEQUENT EVENT

Save as disclosed elsewhere in the consolidated financial statements, the following event occurred subsequent to December 31, 2005.

On January 24, 2006, the Company invested RMB10,050 into Jilin Changrong Hi-tech Seed Limited ("Jilin"), a joint venture registered in the PRC. Jilin is engaged in the development and sale of hybrid seed. The total registered capital of Jilin is RMB30,000 and the investment made by the Company accounted for 33.5% of the total registered capital of Jilin.