Form 20-F
period 2006-09-30
Origin Agritech LTD
filed 2007-02-15
CIK 1321851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ___________

OR

☑	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

For the transition period from  January 1, 2006  to  September 30, 2006.

Commission file number: 000-51576

Origin Agritech Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

No. 21 Sheng Ming Yuan Road, Chanping District, Beijing 102206, China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,472,910 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

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

☐ Yes ☑ No

ORIGIN AGRITECH LIMITED

TABLE OF CONTENTS

INTRODUCTION
PART I		5
Item 1.	Identity of Directors, Senior Management and Advisers	5
Item 2.	Offer Statistics and Expected Timetable	6
Item 3.	Key Information	6
Item 4.	Information on the Company	21
Item 5.	Operating and Financial Review and Prospects	33
Item 6.	Directors, Senior Management and Employees	48
Item 7.	Major Shareholders and Related Party Transactions	54
Item 8.	Financial Information	57
Item 9.	The Offer and Listing	57
Item 10.	Additional Information	58
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	64
Item 12.	Description of Securities Other than Equity Securities	65

PART II		65
Item 13.	Defaults, Dividend Arrearages and Delinquencies	65
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	65
Item 15.	Controls and Procedures	65
Item 16A.	Audit Committee Financial Expert	66
Item 16B.	Code of Ethics	66
Item 16C.	Principal Accountant Fees and Services	66
Item 16D.	Exemption from the Listing Standards for Audit Committees	67
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	67

PART III		67
Item 17.	Financial Statements	67
Item 18.	Financial Statements	67
Item 19.	Exhibits	67

EX-4.27 CORN HYBRID SEED PRE-ARRANGED PRODUCTION CONTRACT
EX-4.28 SHARE TRANSFER AGREEMENT
EX-4.29 RENMINBI CAPITAL LOAN CONTRACT
EX-4.30 MORTGAGE CONTRACT
EX-4.31 LOAN CONTRACT DATED SEPTEMBER 14, 2006
EX-4.32 LOAN CONTRACT DATED FEBRUARY 13, 2006
EX-4.33 LOAN AGREEMENT DATED JANUARY 19, 2006
EX-8.1 UPDATED LIST OF SUBSIDIARIES
EX-11.1 CODE OF ETHICS
EX-11.2 CODE OF CONDUCT
EX-12.1 CEO CERTIFICATION
EX-12.2 CFO CERTIFICATION
EX-13.1 CEO CERTIFICATION PURSUANT TO SECTION 906
EX-13.2 CFO CERTIFICATION PURSUANT TO SECTION 906

INTRODUCTION

Except where the context otherwise requires and for purposes of this Transition Report only:

•
“we,” “us,” “our company,” “our,” the “Company” and “Origin” refer to Origin Agritech Limited and, in the context of describing our operations, also include our PRC Operating Companies: Beijing Origin State Harvest Biotechnology Limited, Beijing Origin Seed Limited and its three subsidiaries, Changchun Origin Seed Technology Development Limited, Henan Origin Cotton Technology Development Limited and Denong Zhengcheng Seed Company, Ltd.;

•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and

•
all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING INFORMATION

This Transition Report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and industry. All statements other than statements of historical fact in this Transition Report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this Transition Report relate to, among others:

•	our goals and strategies, including how we implement our goals and strategies;

•	our expectations for our future business and product development, business prospects, results of business operations and current financial condition;

•	expected changes in our margins and certain costs or expenditures;

•	our future pricing strategies or pricing policies;

•	our plans to expand our business level or corporate level operations and product offerings;

•	expected changes in the respective component shares of our revenues stream from our business operations or other sources;

•	competition in the crop seed industry in China and other international markets;

•	the future development of the crop seed industry in China and other international markets;

•	our plans for current staffing requirements, research and development and regional business focus;

•	PRC and other international governmental policies and regulations relating to the crop seed industry; and

•	other “forward-looking” information.

We believe it is important to communicate our expectations to our stockholders. However, there may be certain events in the future that we are not able to predict with accuracy or over which we have no certain control. The risk factors and cautionary language discussed in this Transition Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations in these forward-looking statements, including among other things:

•	changing interpretations of generally accepted accounting principles;

•	outcomes of the PRC and other international government reviews, inquiries, investigations and related litigation;

•	continued compliance with the PRC and other international government regulations;

•	legislative and regulatory environments, requirements or changes adversely affecting the businesses in which we and our PRC operating companies are engaged;

•	fluctuations in the PRC or international customer demand;

•	management of rapid growth of our business;

•	intensity of competition from other providers of crop seeds in the PRC or other international markets;

•	timing of approval and market acceptance of new products;

•	general economic conditions in the PRC and worldwide; and

•	geopolitical events and regulatory changes.

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure that our expectations will materialize. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3D of this Transition Report, “Key information — Risk Factors” and elsewhere in this Transition Report.

This Transition Report also contains information relating to the crop seed market. This market data includes projections that are based on a number of assumptions. The crop seed market may not grow at the rates we project, or at all. The failure of this market to grow at the projected rates may have a material adverse effect on our business and the market price of our shares. In addition, the relatively new and rapidly changing nature of the genetically modified crop seed industry subjects any projections or estimates relating to the growth prospects or future condition of our markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this Transition Report relate only to events or information as of the date on which the statements are made in this Transition Report. Readers should read these statements in conjunction with the risk factors disclosed in Item 3D of this Transition Report.

All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this Transition Report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The following selected consolidated financial information has been derived from our consolidated financial statements. The following information should be read in conjunction with those statements and Item 5, “Operating and Financial Review and Prospects.” The summary consolidated statements of operations and comprehensive income data of the Company for the years ended December 31, 2004, 2005 and the nine months ended September 30, 2005 (un-audited) and nine months ended September 30, 2006 and the summary consolidated balance sheet data of the Company as of December 31, 2005 and September 30, 2006, as set forth below are derived from, and are qualified in their entirety by reference to, the audited consolidated financial statements of the Company, including the notes thereto, which are included in this Transition Report. The summary statement of operations and comprehensive income data for the years ended December 31, 2002 and 2003, and the summary balance sheet data as of December 31, 2002, 2003 and 2004 set forth below are derived from audited consolidated financial statements of the Company not included herein.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	For the year ended December 31,				For the nine months ended September 30,
(in thousands, except share data)	2002	2003	2004	2005	2005	2006
	RMB	RMB	RMB	RMB	RMB	RMB	US$(1)
Consolidated statement of operations and comprehensive income data:
Net revenues	98,717	191,645	301,520	207,291	208,380	522,999	66,169
Cost of revenues	(46,006)	(118,977)	(178,313)	(129,162)	(126,418)	(358,804)	(45,395)
Gross profit	52,711	72,668	123,207	78,129	81,962	164,195	20,774
Selling and marketing	(6,480)	(13,310)	(20,390)	(27,037)	(18,993)	(49,651)	(6,282)
General and administrative	(9,642)	(18,948)	(24,149)	(28,983)	(19,712)	(45,111)	(5,707)
Research and development	(5,372)	(5,288)	(6,774)	(6,977)	(5,963)	(13,144)	(1,663)
Total operating expenses	(21,494)	(37,546)	(51,313)	(62,997)	(44,668)	(107,906)	(13,652)
Other operating income	-	-	-	2,309	-	-	-
Income from operations	31,217	35,122	71,894	17,441	37,294	56,289	7,122
Interest income	440	845	371	886	421	8,783	1,111
Interest expenses	(417)	(483)	(831)	(1,829)	(1,443)	(5,005)	(633)
Other income (expense)	(606)	1,137	149	300	62	2,893	366
Equity in earnings of associated company	-	-	1,925	879	305	12,828	1,623
Income before income taxes	30,634	36,621	73,508	17,677	36,639	75,788	9,589
Income tax	(1,498)	(7,808)	(7,698)	(1,405)	(1,205)	(367)	(46)
Income before minority interests	29,136	28,813	65,810	16,272	35,434	75,421	9,543
Minority interests	(2,575)	138	(351)	137	(510)	910	115
Net income	26,561	28,951	65,459	16,409	34,924	76,331	9,658
		-	-	-	-	-	-
Income attributable to ordinary shareholders	26,561	28,951	65,459	16,409	34,924	76,331	9,658
Net income per share:
Basic	-	2.90	6.55	1.52	3.49	3.25	0.41
Diluted	-	2.90	6.55	1.46	3.49	3.03	0.38
Shares used in computation:
Basic	-	10,000,000	10,000,000	10,786,719	10,000,000	23,472,910	23,472,910
Diluted	-	10,000,000	10,000,000	11,220,157	10,000,000	25,187,753	25,187,753

	December 31,				September 30,
(in thousands)	2002	2003	2004	2005	2006
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated balance sheet data:
Cash and cash equivalents	78,698	49,221	68,848	237,828	140,953	17,833
Current working capital(2)	12,782	10,186	51,897	149,610	208,809	26,421
Total assets	257,388	307,257	416,384	798,769	984,126	124,508
Deferred revenue	74,764	65,296	37,921	181,583	24,101	3,049
Total current liabilities	205,158	227,768	273,002	499,616	509,631	64,474
Total liabilities	208,031	230,640	275,874	504,368	512,511	64,839
Minority interests	3,271	3,184	3,534	3,234	13,049	1,651
Total shareholders’ equity	46,086	73,433	136,976	291,167	458,566	58,018

(1)
Translations of RMB amounts for nine months ended September 30, 2006 into U.S. dollars were made at a rate of RMB7.904 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on September 29, 2006.

(2)	Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Transition Report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, for years ended December 31, 2004 and 2005 and the nine months ended September 30, 2005 and 2006, all translations from Renminbi to U.S. dollars in this Transition Report were made at RMB8.2765, RMB 8.0702, RMB 8.092 and RMB 7.904 per $1.00, respectively, which were the prevailing year or period end rates for those two years and two nine month periods. The prevailing rate on January 31, 2007 was $1.00 to RMB 7.7714. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Transition Report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Average(1)	High	Low	Period-end
	(RMB per .$1.00)
2001	8.2770	8.2786	8.2676	8.2766
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2772	8.2769
2004	8.2770	8.2773	8.2765	8.2765
2005	8.1826	8.2765	8.0702	8.0702
Nine months ended Setepmber 30, 2005	8.2297	8.2765	8.0871	8.0920
Nine months ended Setepmber 30, 2006	8.0083	8.0702	7.8965	7.9040
2006	7.9605	8.0702	7.8041	7.8350
2006
August	7.9722	8.0000	7.9615	7.9538
September	7.9334	7.9545	7.9019	7.9040
October	7.9018	7.9168	7.8728	7.8785
November	7.8622	7.8750	7.8303	7.8340
December	7.8219	7.8350	7.8041	7.8041

2007
January	7.7876	7.8127	7.7705	7.7714

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

Risks relating to our business

If we do not manage our growth successfully, our growth and chances for sustained profitability may be hindered or impeded.

We have expanded our operations rapidly during the last several years, and we plan to further our expansion efforts with new seed products and increased and enhanced distribution channels. This expansion has created significant demands on our corporate administrative, operational and financial personnel and other human resources and our need for working capital. Additional expansion in existing or new markets and new lines of business could strain these resources and increase our further need for capital, which may result in cash flow shortages. Our current resources may not be adequate to support further expansion.

We have a limited operating history and are subject to the risks of any new enterprise, any one of which could limit growth and product and market development.

Our limited operating history makes it difficult to predict how our businesses will develop. Accordingly, we face all of the risks and uncertainties encountered by early stage companies, such as:

• uncertain market acceptance for our product extensions and our services;

• the evolving nature of the crop seed industry in the PRC, where significant consolidation is likely to occur, leading to the formation of companies which are better able to compete with us than is currently the case; and

• changing competitive conditions, technological changes or evolving customer preferences could harm sales of our products or services.

If we are not able to meet the challenge of building our businesses and managing our growth, the likely result will be slowed growth, lower margins, additional operational costs and lower income.

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

The revenue related to licensed hybrid seeds for the years ended December 31, 2004 and 2005, and for the nine months ended September 30, 2005 and 2006 was $35,933,245, $24,314,206, $24,200,761 and $58,572,673, respectively. Licensed hybrid seeds accounted for 98.97% of the total seed revenue for 2004, 93.97% of the total seed revenue for 2005, and 93.98% and 88.52% of the total seed revenue for the nine months ended September 30, 2005 and 2006, respectively. There were no revenues related to internally developed proprietary hybrid seeds for 2002 and 2003. The amount of revenue related to internally developed proprietary hybrid seeds in 2004 was $375,929, which accounted for 1.03% of the total 2004 seed revenue, while the amount of revenue related to proprietary hybrid seeds in 2005 was $1,558,883, which accounted for 6.03% of the total 2005 seed revenue. As for the nine months ended September 30, 2005 and 2006, the amount of revenue related to proprietary hybrid seeds was $1,550,622 and $7,596,282, which accounted for 6.02% and 11.48 % of the total seed revenue in each respective period. We sell a majority of seeds developed and produced under our license agreements with the Corn Research Institute Li County, Hebei Province (now Shijiazhuang Liyu Technology Development Co., Ltd.) and the Henan Agricultural University, representing respectively 58.64% and 13.2% of sales for 2004, 49.79% and 16.42% of sales for 2005, 49.72% and 16.39% of sales for the nine months ended September 30, 2005, and 28.31 % and 5.71 % of the sales for the nine months ended September 30, 2006. Our licensed rice seeds represents 5.31 % of sales in the nine months ended September 30, 2006. If we are not able to develop and produce the licensed seed products or if the current license agreements are terminated, we will suffer a substantial loss of revenue and will suffer substantial business losses. Our financial condition and results of operations may be materially and adversely affected.

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

Due to our size and limited operating history, we substantially depend on a few key personnel who, if not retained, could cause declines in productivity and profitability and loss of strategic guidance, all of which would diminish the prospects of the company and value to investors.

Due to our size and limited operating history, our success depends to a large extent upon the continued service of a few executive officers and key employees, including:

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

Our single business line of crop seed development and production does not permit us to spread our business risks among different business segments, and thus a disruption in our seed production or the industry would hurt the company more immediately and directly.

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

If we fail to introduce and commercialize new seed varieties, we will not be able to recover research, development and other costs associated with such costs, and , our future sales will be adversely affected.

We cannot guarantee that the performance of our new seed varieties, licensed or proprietary, will meet our expectations, or that we will be able to introduce and commercialize specific seed varieties. Farmers generally need time to learn about new seed varieties. Their traditional planting experience may also make it difficult for them to adapt to the new varieties. The process for new products to gain market recognition and acceptance is long and has some uncertainties. If we fail to introduce and commercialize a new seed variety, we will not be able recover research, development and other costs associated with such new seed variety, and our sales will be adversely affected.

Natural disasters could damage seed production, in which event we will suffer a loss of production and will suffer consequential losses of revenues, market disruption and reputation loss, and there is no agriculture insurance in the PRC to cover the loss of seed crops.

We produce our seeds using a network of approximately 100,000 farmers, who plant the crops and harvest the seeds for use as crop seeds for the next growing season. As a result, the source of supply for our seeds is subject to all of the risks associated with any agricultural enterprise, including widespread drought, pestilence, plant diseases and insect pests or other natural disasters. While the use of such a large number of farmers provides some protection against a widespread failure of any particular crop, the majority of our seed production farmers are located in the three provinces, making them subject to risks that are somewhat local in nature. We have attempted to manage this risk by obligating ourselves to pay the farmers who produce our seeds only for the quantity of seeds that they produce, thus limiting our expenses somewhat. We have also set up a storage system since 2003 attempting to manage this risk. However, in the event of a widespread failure of the seed crop, we would likely sustain substantial operating losses, due to both the fact that a significant portion of our expenses are fixed overhead and that the loss of a large portion of a seed crop would limit our revenues significantly. Although insurance to protect against such a risk is available in many jurisdictions, such insurance is not available in the PRC.

We may be exposed to product quality claims, which may cause us to incur substantial legal expenses and, if determined adversely against us , may cause us to pay significant damage awards.

The performance of our seeds depends on climate, geographical areas, cultivation method, farmers’ degree of knowledge and other factors in addition to genetic traits and the quality of our seeds. Natural disasters may also affect the performance of our seeds, particularly when farmers lack timely and effective measures in response to those disasters. Furthermore, the cultivability of some farm land is deteriorating by toxic and hazardous materials due to farmers’ overuse of herbicide. All this results in underproduction. However, farmers generally attribute underproduction to seed quality. We may be subject to legal proceedings and claims from time to time relating to our seed quality. The defense of these proceedings and claims can be both costly and time-consuming and may significantly divert efforts and resources of our management personnel. An adverse determination in any such proceedings could subject us to significant liability and damage our market reputation and prevent us from achieving increased sales and market share. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase of our products.

We rely on our network of approximately 100,000 farmers for production of our seeds, and although our relationship with those farmers has been stable in the past, there are no assurances that those relationships will remain stable in the future, the result of which could limit the amount of seed products available to us for sale to customers and threaten customer loyalty.

We believe we maintain a favorable relationship with the farmers in our seed production network. In addition, the fact that we rely on a large number of farmers to produce crop seeds means that no one or even several of them can, acting independently, adversely and materially affect our business. However, events such as a shift in pricing caused by an increase in the value of food crops other than seed crops, increase in land prices or competition could disrupt the chain of supply. Any of these disruptions could limit the supply of seeds that we obtain, adversely affecting supply and thereby lowering revenues. Such disruption could also damage distributor relationships and farmer loyalty if we cannot supply the quantity of seed expected by them.

Crop seed prices and sales volumes may decrease in any given year with a corresponding reduction in sales, margins and profitability.

During most of our limited operating history, the crop seed market has been stable in the PRC, but in the past it was marked by periods of instability. In the future there may be periods of instability during which commodity prices and sales volume might fluctuate greatly. Commodities can be affected by general economic conditions, weather, disease and aspects of demand such as financing, competition and trade restrictions. Although we have followed a branded product strategy to differentiate our products from those of other crop seed producers, the crop seed market continues to behave as a commodity market. As a result, the price that we are able to demand for our seeds is somewhat dependent on the size of the supply of our seeds and the seeds of other producers. Therefore, the potential exists for fluctuation in supply, and consequently in price, in our own markets, even in the absence of significant external events that might cause volatility. As a result, the amount of revenue that we receive in any given year is subject to change. Because decisions are made regarding the level of production prior to the time that the volume of orders and the market price for those orders is known, it is possible that we will have too much or not enough product available, each with the attendant impact on revenues, margins and profitability.

Our revenues depend on the ability of a large number of small farmers to buy seed for cash because financing for purchases of this size and type is not available; therefore, if a substantial number of our customers become unable to pay for seed, our sales, revenues and profitability will decline.

We have a large and diversified customer base, with no single customer representing more than 1% of our revenues. The large customer base provides some protection against a loss of revenues due to the inability of a significant number of our customers to pay for seed that has been previously ordered. However, the unavailability of credit for farmers in the PRC reduces the ability of those farmers to withstand the effects of difficult economic times. The lack of credit could prevent them from fulfilling their purchasing commitments with the result that our revenues and profitability would be reduced.

Competition, both domestic and foreign, may slow or reverse our recent rapid growth, which could result in a decrease in margins and cause an operating loss.

Competition may develop from consolidation or other market forces within the Chinese seed industry and privatization of seed producers that are extensions of county governments. As a result of this privatization, a number of companies will need to develop using more efficient business models in order to survive. As a result, margins may be compressed in the short term. Though we continue to believe we will grab additional market share as a result of some local companies’ lack of ability to efficiently develop, market forces are not entirely in the control of us and lower margins may be prolonged.

The reform and restructuring of local agricultural administrative offices and state-owned seed enterprises may adversely affect our future business.

According to a document published by General Office of the State Council of the PRC in May, 2006, the agricultural administrative offices of local government shall stop engaging in seed production and distribution business by the end of June, 2007. On the other hand, state-owned seed enterprises shall not co-mingle with those administrative offices. The reform and restructuring of state-owned seed enterprises will likely lead to reallocation of the seed market share, and our competitors may increase their market share by participating in the restructuring of the state-owned seed companies.

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

We are taking steps to respond to the competition risk presented by genetically modified agricultural products. We have commenced our own research and development efforts for genetically modified seeds, and we have entered into agreements with the Chinese Academy of Science, the China Agricultural Academy of Science and Peking University in the PRC working on genetic modifications that give us the right to market the seeds they develop. However, there can be no assurance that these efforts will be successful in producing improved seed varieties that are able to compete with those produced by other genetically-modified seed producers.

If we do not comply with PRC regulations, we may not be able to operate our business or we may be fined, adversely affecting our business, operations and revenues.

The PRC has many regulations relating to the seed business, including obtaining and maintaining operating licenses. Seed products must be licensed and undergo a stringent review process before they may be sold in the PRC. We believe we currently have all the necessary licenses, and that we are in compliance with applicable laws and regulations. If we are not in compliance then we may be fined or lose the ability to sell a particular seed or operate our business altogether. If the fines are substantial or the ability to sell or operate is withdrawn, this will result in additional costs or the loss of revenues and perhaps our ability to continue as a business.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Depending upon the value of our shares and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. If we were classified as a PFIC in any taxable year in which you hold our shares and you are a U.S. investor, you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, when you dispose of those shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or any later year. Finally, you would also be subject to special U.S. tax reporting requirements.

We believe that we were not a PFIC for the taxable year 2005. However, there can be no assurance that we will not be a PFIC for the taxable year 2006 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2007 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that produce, or are held for the production of, passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

While we will continue to examine our PFIC status, we cannot assure you that we will not be a PFIC for any future taxable year. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see Item 10E, “Additional Information — Taxation — United States federal income taxation — U.S. Holders — Passive Foreign Investment Company.”

Any diversion of management attention to matters related to acquisitions or any delays or difficulties encountered in connection with integrating acquired operations may have an adverse effect on our business, results of operations, and/or financial condition.

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

We may have to take actions that are contrary to our business objectives to avoid being deemed an investment company under the US Investment Company Act of 1940.

We are engaged in the research, development, production, sale and distribution of hybrid crop seeds through our PRC Operating Companies in China, and we do not engage in minority investments except on a selective basis as a component of our strategy to expand our business. Currently, we own substantial minority investments in Biocentury Transgene (China) Co., Ltd., Shijiazhuang Liyu Technology Co.,Ltd. and Jilin Changrong High-tech Seed Limited. We believe we are not an investment company within the meaning of Section 3(a)(1)(C) the Investment Company Act of 1940 (the “US Investment Company Act”), but as a result of these and other investments, we could be deemed an investment company within the meaning of Section 3(a)(1)(C). We will monitor our assets on a quarterly basis and take all necessary steps in order to ensure that we are not deemed an investment company within the meaning of Section 3(a)(1)(C) or otherwise are required to register as an investment company under the US Investment Company Act in the future. The steps we may need to take could include selling all or part of our minority investments in those companies, investing in a greater proportion of tangible assets relative to our total assets or acquiring control (as such term is defined in the US Investment Company Act) over those companies. Depending on timing and other factors, taking one or more of these steps may divert us from our strategy of expanding our business. If we are unable to take the necessary steps to avoid being inadvertently deemed an investment company or otherwise being required to register under the US Investment Company Act, we would not be able to offer our securities in the United States until we were no longer deemed an investment company under the US Investment Company Act. We could also be subject to other adverse consequences.

The integration of Denong into Origin might increase our operation costs and might have an adverse effect on our operating results.

By October, 2006, we have acquired approximately 95% equity interest in Denong Zhengcheng Seed Company, Ltd., or Denong, a developer, producer and marketer of rice, corn, canola and cotton in the southwest region of China. To integrate Denong into our growth strategies, we may need to invest considerable financial and human resources, which will likely increase our operation costs. Furthermore, the integration process could divert our management’s attention from our business, which might have an adverse effect on our operating results.

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

The PRC government has provided various incentives to high-technology companies in order to encourage development of the high-technology industry. Such incentives include reduced tax rates and other measures. For example, Origin Biotechnology is entitled to a preferential tax rate of 15% as a high technology company, and was exempted from income tax for 2006. As these tax benefits expire, the effective tax rate will increase, which could have a material adverse effect on our financial condition and results of operations. In addition, repeal of privileges granted by the Chinese government to the seed industry, such as subsidies, could adversely affect our earnings as well.

Efforts to protect our intellectual property rights and to defend against claims against us can increase our costs and will not always succeed; any failures could adversely affect our sales and profitability or restrict our ability to conduct our business.

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

Our ability to estimate growers’ future needs, and match our production and the level of product carried by our distributors to those needs, has a significant effect on our sales.

Growers’ decisions are affected by market, economic and weather conditions that are not known in advance. Failure to provide distributors with enough inventory of our products will reduce our current sales. In addition, inadequate distributor liquidity could affect distributors’ ability to pay for our products and, therefore, affect our sales or our ability to collect on our receivables.

Deficient railway transportation capacity in Northwestern China may result in the increase of our transportation-related costs and thus adversely affect our business.

Our major production base is located at Linze County, Gansu Province, China. Seeds produced there are transported throughout China each year by means of railway, which is currently the most cost-efficient way. With economic development and frequent flow of material, the Northwest railway is deficient in terms of its transportation capability. As our volume of freight increases year by year, the seeds may have to be transported by other vehicles if the railway cannot guarantee the increasingly larger volume of freight. The production costs thus will increase accordingly with the increase in transportation costs, which may adversely affect our business.

There are difficulties in managing our storage system, which may result in damage of seeds in storage and operating losses.

Seed storage entails significant risks, including difficulties in management of moisture, temperatureand humidity of storage condition, any failure of which may result in damage of seeds in store and operating losses.

Seasonal sales changes of our main products result in cyclical changes of cash flow and operating activities, which may cause difficulties in our capital chain and have a material and adverse effect on our business operations.

The sales season of corn, rice and cotton seed lasts from October to June; the delivery of canola lasts from July to September. We generally do not have sales revenue from July to September, which results in cyclical changes of our cash flow and operating activities. From July to September each year, our cash flow will be very limited. Any failure in utilizing capital during this period may cause difficulties in our capital chain, and therefore may have a material and adverse effect on our business operations.

Aged inventory may result in an increase of our administrative expenses and cause operating losses.

Due to the nature of the seed industry, we normally produce seeds according to our production plan before we deliver the seeds to our customers. Our production plan could be too aggressive, and therefore we could produce more seeds than demanded by the market which could result in aged seeds. We may decide not to sell the aged seeds if we take into account factors such as the quality of the seeds. In that case, the aged inventory could eventually be sold as common products at greatly reduced prices. Aged inventory could result in assets impairment risk, in which case we would suffer a loss and incur an increase of general and administrative expense.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud or restatement of previously reported financial results, and investor confidence and the market price of our shares may be adversely impacted.

We will become subject to Section 404 of the Sarbanes-Oxley Act of 2002 in the fiscal year ending September 30, 2007, which requires us to set out a management report containing an assessment on our internal controls over financial reporting in our Annual Report. It also requires an independent registered public accounting firm attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting. If we cannot implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, our independent auditors may not be able to provide a written attestation as to the effectiveness of our internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. It could also result in the loss of investor confidence in us, in particular the reliability of financial statements, which in turn could harm our business and negatively affect the market price of our shares. Furthermore, we may be required to incur significant costs for compliance with Section 404, and thereby increase our costs and decrease our operating margins.

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

Risks relating to organization of our business and our structure

Three of our PRC Operating Companies will be controlled subsidiaries through stock consignment agreements rather than by direct ownership of shares, the terms of which may have to be enforced, which would require us to incur extra costs, create uncertainty as to ownership of the operating businesses involved and risk the possible loss of rights.

Under PRC law, foreign entities are not currently permitted to own more than 49% of a seed production company. In order to address those restrictions, Origin, a non-Chinese entity that cannot directly own the shares of three of our PRC Operating Companies, namely, Beijing Origin Seed Limited, Changchun Origin Seed Technology Development Limited and Henan Origin Cotton Technology Development Limited, will instead hold the right to control such shares in all respects, including voting, dividends, nomination of directors, and corporate management, through stock consignment agreements executed by the owners of the stock of these companies. When the shares can be transferred, they will be transferred to us for no additional consideration.

There is the risk, however, that a consigning stockholder will not fulfill its obligations under the stock consignment agreement. In that event, we may need to resort to the PRC courts to have our rights under the agreements enforced. Such enforcement will cause us to incur legal expenses. In addition, while a case is pending there will be uncertainty regarding our rights as to the three PRC Operating Companies involved. In addition, a PRC court may decide not to enforce the agreements in part or at all. To the extent these agreements are neither observed nor enforced as intended, the three PRC Operating Companies and Denong Zhengcheng Seed Company, Ltd, which is approximately 95% owned by Beijing origin Seed Limited, will not be controlled by us as intended, which will affect our value and restrict our ability to obtain the income and other rights of ownership associated with the consigned stock. It may also prevent the consolidation of our financial statements with the three PRC Operating Companies, which would reduce the reported earnings of the consolidated companies. The uncertainty of ownership may also affect our market value.

Whether or not a consignment agreement is terminated depends on the consensus of our board and the consignees, the result of which termination would be a possible loss of some rights or assets held by us without receiving fair value in return.

The consignment agreements relating to our control of the stock of three of our PRC Operating Companies (not including Origin Biotechnology) may be terminated after three years upon mutual agreement between us and the consignees. Three of the consignees, Messrs. Han, Yang and Yuan, also serve as our officers and/or directors. These three persons own, in the aggregate, 8,619,350 shares of our common stock, or about 37% of our issued and outstanding common stock. Holding such amount of stock will allow them to control or greatly influence the selection of directors and matters submitted to a vote of our stockholders, including voting to terminate the consignment agreements.

There are corporate protections in place to protect our interests, such as an independent board of directors, an Audit Committee of independent directors that must approve insider transactions, a code of conduct requiring fair dealing with the Company and the British Virgin Islands statutory provision that a disposition of more than 50% of the assets of a company must be approved by a majority of the stockholders. Moreover, if consigned stock is transferred to us as provided in the agreements when the restrictions under PRC law are lifted, that stock will thereafter not be subject to the consignment agreements, and the termination of the consignment agreements would then have no effect as to ownership of that stock. However, if the consignment agreements should be terminated, then we would lose our rights with respect to the consigned stock and profits of the issuing corporation. Such a loss would impair the value of the company and would reduce our ability to generate revenue.

We may be subject to contingent tax liabilities.

On December 20, 2004, Chardan China Acquisition Corp., or Chardan, entered into a stock purchase agreement with State Harvest Holdings Limited, or State Harvest, and all the stockholders of State Harvest for Chardan’s acquisition of State Harvest. In connection with the acquisition, Chardan formed its wholly-owned subsidiary, Origin Agritech Limited, or Origin. On November 8, 2005, Chardan mergered with and into Origin for the purpose of redomestication out of the United States. The redomestication merger was achieved by a one-for-one exchange of all the outstanding common stock of Chardan for common stock of Origin, and the assumption of all the rights and obligations of Chardan by Origin. Immediately after the redomestication merger, Origin acquired all the common stock of State Harvest by the issuance of shares and payments of cash consideration to the shareholders of State Harvest or their designee. The Company may be subject to contingent tax liabilities in connection with the above share exchange transaction, and considers such contingent tax liabilities more likely than remote. As of December 31, 2005, such contingent tax liabilities are reasonably possible to be in the range of RMB 39,059,000 to RMB 64,218,000. The Company does not expect to incur tax liabilities at the higher end of the range, based on the information currently available.

The technical services agreements between Beijing Origin State Harvest Biotechnology Limited and the other three Operating Companies may be subject to scrutiny by the PRC tax authorities for transfer pricing adjustments.

We could face material and adverse tax consequences if the PRC tax authorities determine that our technical service agreements between Beijing Origin State Harvest Biotechnology Limited, or Origin Biotechnology, and the other three PRC Operating Companies, namely, Beijing Origin Seed Limited, Changchun Origin Seed Technology Development Limited and Henan Origin Cotton Technology Development Limited, were not entered into based on arm’s length negotiations. If the PRC tax authorities determine that these agreements were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, or deductions recorded by the three PRC Operating Companies, which could adversely affect us by:

•
increasing the three PRC Operating Companies’ tax liability without reducing Origin Biotechnology’s tax liability, which could further result in late payment fees and other penalties to our PRC Operating Companies for under-paid taxes; or

•
limiting Origin Biotechnology’s ability to maintain preferential tax treatment and government financial incentives, which, if the transfer pricing adjustment is significant, could result in Origin Biotechnology failing to qualify for those preferential tax treatments and government financial incentives.

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

The rapid growth of the PRC economy has historically resulted in high levels of inflation. If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slowdown could have an adverse effect on our sales and may increase costs. If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

A return to profit repatriation controls may limit our ability to pay dividends and expand our business, and may reduce the attractiveness of investing in PRC business opportunities.

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

Because our earnings and cash from operations are denominated in Renminbi, fluctuations in exchange rates between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The People’s Bank of China sets and publishes a dairly base exchange rate. Until July 21, 2005, the People’s Bank of China set this rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day; beginning on July 21, 2005, the People’s Bank of China has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day, and the People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. The PRC government may further adjust the exchange rate between the Renminbi and the U.S. dollar and other foreign currencies, and may further amend its policy of using a fixed-rate regime to govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue, which will be exchanged into U.S. dollars, the value of any U.S. dollar denominated investments we make in the future and any earnings on such investments.

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

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations that require registration with local SAFE offices in connection with direct or indirect offshore investment by PRC residents, including PRC individual residents and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and also apply to our prior and future offshore acquisitions. In particular, the SAFE regulations require PRC residents to file with competent SAFE offices information about offshore companies in which they have directly or indirectly invested and to make follow-up filings in connection with certain material transactions involving such offshore companies, such as increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, or external guarantees or other material events that do not involve return investment.

The SAFE regulations required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies. If a PRC resident with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

Our major shareholders who are PRC residents, or whose shares are beneficially owned by PRC residents, have completed foreign exchange registration with the local foreign exchange bureau according to these SAFE regulations. However, as these regulations are relatively new and there is uncertainty concerning the reconciliation of the new regulations with other approval requirements, it is unclear how the regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We are committed to complying and to ensuring that our shareholders who are subject to the regulations comply with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulations or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross border investment activities, limit our PRC subsidiary to make distributions or pay dividends or affect our ownership structure, as a result of which our business operations and our ability to distribute a dividend to you could be materially and adversely affected.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based on United States judgments against us, our subsidiaries, our officers and directors and experts named in the Transition Report.

We are incorporated in the British Virgin Islands and our PRC Operating Companies are formed under PRC law. Substantially all of our assets are located in the PRC. In addition, most of our directors and executive officers reside within the PRC, and substantially all of the assets of these persons are located within the PRC. It may not be possible to effect service of process within the United States or elsewhere outside the PRC upon our directors, or executive officers and experts named in the Transition Report, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against our assets and our subsidiaries, our directors and executive officers and experts named in the Transition Report only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

The recurrence of SARS in China, the potential outbreak of avian flu in China, or similar adverse public health developments, and concerns over the spread of these diseases in China and elsewhere, may materially and adversely affect our business and operating results.

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

Risks relating to our shares

There will be a substantial number of ordinary shares available for sale in the future which may increase volumes of ordinary shares available and lead to a decline in the market price of ordinary shares.

The initial purchase price for the acquisition of State Harvest and its subsidiaries included 10,000,000 ordinary shares. These shares were not registered, and a substantial portion of them are held by insiders; therefore they are restricted. Commencing on November 8, 2006, one year after the consummation of the acquisition, these shares have become eligible for resale in the public market under SEC Rule 144 with limitations, and after two years some of these shares may become eligible for resale in the public market under SEC Rule 144(k). As a result, the number of shares available for sale will likely increase over time, which tends to reduce the market price of shares.

If certain financial or financing objectives are achieved, the former State Harvest shareholders will be entitled to receive additional amounts of our ordinary shares as contingent consideration for the acquisition of their shares, which would result in dilution and might have an adverse effect on the market price of our ordinary shares.

Under the stock purchase agreement among Chardan, State Harvest and all the shareholders of State Harvest, the former State Harvest shareholders are entitled to receive additional ordinary shares if certain financial performance or financing targets are achieved. There is no obligation to register the shares after issuance. However, after being held for appropriate periods, the ordinary shares will be eligible for resale under Rule 144. If the additional shares are earned, it will significantly increase the number of ordinary shares outstanding. The issuance of these additional shares will have a dilutive effect on the shares already outstanding and may cause a reduction in the trading price of our ordinary shares in the public market.

Voting control by executive officers, directors and other of our affiliates may limit investors’ ability to influence the outcome of director elections and other matters requiring shareholder approval.

Three of our executive officers and directors, Messrs. Han, Yang and Yuan own about 37% of our issued and outstanding ordinary shares. These three major shareholders may maintain significant control over the outcome of some corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market price of our ordinary shares or prevent shareholders from realizing a premium over the market price for their ordinary shares. In addition, if these major shareholders choose to dispose of a material portion of our ordinary shares they hold, the prevailing market price of our securities may decline.

Certain provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our memorandum and articles of association include provisions that could limit the ability of others to acquire control of us. Under those provisions, the board of directors has the power to issue preferred shares with such rights attaching to them as they decide and that this power could be used in a manner that would delay, defer or prevent a change of control of us. These provisions could have the effect of depriving you of an opportunity to sell your shares at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

As a result of the merger of Chardan with and into Origin, a British Virgin Islands company, and the issuance of shares in the acquisition of State Harvest, we qualify as a foreign private issuer and as a result are subject to reduced requirements with respect to the reporting of financial statements and other material events to our shareholders and the SEC.

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

Origin Agritech Limited, or Origin, was first incorporated as a company under the International Business Companies Act, 1984 (as amended) of the British Virgin Islands on February 10, 2005. In view of the passing into law of the BVI Business Companies Act, 2004 (“BCA”), it having been Gazetted in 2004, the Company was re-registered on July 10, 2006 under the BCA.

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

On December 20, 2004, Chardan entered into a stock purchase agreement, or the Stock Purchase Agreement, with State Harvest Holdings Limited, or State Harvest, a company incorporated in the British Virgin Islands on October 6, 2004, and all the stockholders of State Harvest. On February 10, 2005, Chardan formed a wholly-owned subsidiary under the laws of the British Virgin Islands, under the name “Origin Agritech Limited” to effect a stock acquisition of State Harvest. Pursuant to the terms and conditions of the Stock Purchase Agreement, Chardan merged into Origin for the purpose of redomestication out of the United States, and immediately thereafter, Origin acquired all of the issued and outstanding stock of State Harvest, which acquisition included four controlled affiliated operating corporations, namely, Beijing Origin Seed Limited, or Beijing Origin, Changchun Origin Seed Technology Development Limited, or Changchun Origin, Henan Origin Cotton Technology Development Limited, or Henan Origin, and Beijing Origin State Harvest Biotechnology Limited, or Origin Biotechnology. All the four controlled operating corporations are organized under the laws of the PRC.

On December 5, 2005, Origin sent out redemption notices to all of the holders of its issued and its outstanding callable common stock purchase warrants. The warrants were originally issued by Chardan in March 2004. As a result of the merger of Chardan into Origin, the warrants were exercisable into ordinary shares of Origin. The warrants were exercised for ordinary shares of Origin at $5.00 per warrant. Approximately 8,043,752 of the 8,050,000 warrants that were then issued and outstanding were exercised at a price of $5.00 per warrant through the redemption date of January 9, 2006. Holders of the few remaining warrants that were not exercised were paid $.01 per warrant and the warrants were extinguished. The gross proceeds received from this redemption were approximately $40 million, of which $15 million was used to satisfy the outstanding obligations of Origin to the shareholders of State Harvest under the Stock Purchase Agreement, and remainder is and will continue to be used as working capital and for other corporate purposes, including future acquisitions. After the redemption of the warrants, Origin has approximately 23,472,910 common shares issued and outstanding.

As part of our efforts to expand our operations, we have made the following acquisitions:

On January 24, 2006, Beijing Origin and Jilin Jinong Hi-tech Limited, or Jinong, jointly established Jilin Changrong High-tech Seed Limited, or Jilin Changrong, with Beijing Origin holding 34.7% of Jilin Changrong. Jilin Changrong engages in the research, development, production, sale and distribution of hybrid corn in the northeast region of China.

On January 24, 2006, Beijing Origin acquired a 52.21% controlling interest in Denong Zhengcheng Seed Company Limited, or Denong. On October 18, 2006, Beijing Origin acquired an additional 42.42% equity interest in Denong, bringing its total ownership to approximately 95%. Denong is a developer, producer and marketer of hybrid rice, cotton, corn and canola, principally in the southwest region of China.

On October 19, 2006, Beijing Origin acquired a 19% interest in Biocentury Transgene (China) Co., Ltd., or Shenzhen Biocentury, a high-tech precursor in China's transgenic plant industry. After acquiring a 7% interest in 2004 and an 8% interest in 2005, Beijing Origin now holds 34% of Shenzhen Biocentury.

Our principal executive offices are located at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China, and our telephone number is (86-10) 5890-7588.

We spent about RMB15.47 million (US$1.87 million), RMB43.20 million (US$5.35 million), RMB25.06 million (US$3.10 million) and RMB9.50 million (US$1.20 million) for the purchase of plant and equipment for the years ended December 31, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006, respectively.

B. Business overview.

Overview

Origin Agritech is one of the leading crop seed companies in China. We specialize in the research and development, production and sales and marketing of crop seeds throughout the PRC. Currently, we specialize in four principal products: corn, rice, cotton and canola. Origin was founded as one of the first private hybrid seed company in China. Beijing Origin seed limited, or Beijing Origin, was formed in 1997, and began operations shortly thereafter in 1998. Beijing Origin began operations by licensing existing hybrid corn seeds for development and commercial distribution. Our first hybrid corn seed was YuYu 22.

We have since expanded product offerings to include an increasing number of proprietary seed products. Proprietary hybrid seed development began 1998. To date, we have internally developed ten corn seed products, six rice seed products and two canola seed products in production and distribution. The rice and canola products were internal seed varieties developed by Denong. While we continue to increase our proprietary crop seed products in China, the majority of our revenues are from licensed seeds.

Our sales offices are spread through the central, northern, and southern regions of China. Our initial focus was on hybrid corn seed. In 2001, we expanded our business activities to include cotton seeds. We further expanded into rice seeds in 2004. The acquisition of Denong in 2006 greatly increased our selection of rice seeds and brought us new canola products. Geographically, we expanded our market penetration through acquisitions, especially in the southwest region of China. Over the past three years, the number of corn, cotton, rice and canola varieties we have sold (both licensed and proprietary) has increased significantly. The following diagram illustrates the increase in the number of the seed varieties we sold over the past three years.

Varieties of Seed Products:

	Varieties of Seed Products
Year	Corn	Cotton	Rice	Canola	Total
2004	19	4	1	0	24
2005	29	8	2	0	39
2006	42	15	32	8	97

Commercial Product Development

We believe that we maintain a strict seed quality control system. We were the first Chinese seed company to gain ISO9001-2000 certification.

To maintain our position as a quality producer, we budget approximately 5% of our gross revenues based on each prior year’s results for research and development. Because of the increase in our gross revenues, the actual amount spent in any year has generally been around 3% of gross revenues in that year. We spent RMB6,773,621 (US$818,416) ,RMB6,977,000 (US$865,000), RMB 5,963,096 (US$736,913) and RMB13,143,768 (US$ 1,662,926 ) in each of the years ended December 31, 2004, and 2005, and for the nine months ended September 30, 2005 and 2006, respectively.

We produce our hybrid seeds by contracting with local farmers through which we provide them with parental seeds and technical support. Our seed conditioning plants located in Changchun, Shenyang, Henan, Yunnan, Beijing and Sichuan supply finished products nationwide. We believe that we have significant processing capability and use advanced equipment for efficiency and maintaining a high quality of seed products. By employing these practices, we believe that we have achieved a product quality on par with that of our foreign counterparts that is consistently well received by our customers.

We have established technological co-operations with various universities and research entities within China in connection with research of conventional breeding, including China Agricultural University, Henan Agricultural University, China Academy of Science, China Academy of Agricultural Science, Liaoning Agricultural Academy, Yunnan Agricultural Academy, Guizhou Agricultural Academy of Science, Jilin Agricultural Academy of Science, Beijing Agricultural Academy of Science and China Rice Academy. In biotechnology, we are cooperating with the Institute of Microbiology at the Chinese Academy of Sciences to undertake one of Beijing Significant High-tech Achievements Transformation Projects, “Transformation of glutamate dehydrogenase gene of fungus into maize.” These co-operations help improve our research capabilities and enable us to develop and commercialize our products.

The development of the science of genetics has permitted the creation of new species of corn, rice and cotton, rather than just new varieties. Genetically modified, or GM, corn, soybean and cotton have been widely used in the United States and many other countries to guard against insect damage and to increase yields. The future potential for GM corn and rice in China exists. Since receiving Chinese government approval, genetically modified cotton to guard against borer damage is now widely planted. Because the Chinese market has widely accepted GM cotton and the Ministry of Agriculture is beginning to promote GM rice seed as well, we believe that GM products will eventually be fully promoted and accepted in the Chinese market. In response to these developments, we initiated our own biotech program in 2000 to ensure that our technology will be ready when the market is ready. We have already been successful in marketing BT cotton varieties in China and plan to continue to develop other new seed varieties.

Once approval for distribution of a new seed is obtained, the producer must turn to commercial development of the seed variety. We do this by distributing the seed to our network of more than 100,000 farmers, each of whom plants the hybrid to produce seeds for commercial distribution the following season. This network of local farmers who produce our seeds is an important element of our strategy to produce an increasing number of products with consistent quality.

National Marketing and Distribution

We have our own sales organization consisting of 191 persons that oversee all aspects of the distribution and retail sale network and promote the company sales to the expanding distribution chain.

We have established a nationwide distribution network with over 3,200 first-level distributors and over 60,000 second-level distributors and some retailers. The distributors in turn sell our products to retailers and the retailers sell them to the farmers. This distribution network covers almost all the provinces of the PRC, excluding only Qinghai and Tibet.

The terms of our distributor agreements provide for territorial exclusivity on a designated product, usually on a county-wide basis. To enforce exclusivity and monitor product locations, we assign a code to each distributor and mark all packaging sent to the distributor with this code. Vigilant monitoring of territorial integrity and enforcement of contractual penalties, which may include termination of distribution rights and cancellation of price discounts or preferential prices, provides stability and profitability within the distribution network, ensuring quality services and product availability. We believe that we enjoy a very positive reputation for our implementation and enforcement of this exclusive distribution system. Distributors buy our seeds at a wholesale price established by us and are required to make payment prior to delivery. Distributors that place orders, and make deposits on an order for sales to be made the following year, two months before the delivery are generally offered a discount. At the end of the annual sales season, we set a final sales price that is often below the suggested retail price. This final price includes any end of the season discount we offer to our customers. As a result of our discount policy, we cannot set the final sales price of our products to a customer until the entire selling season has ended for that customer. Selling seasons vary among customers from region to region and from year to year. We deliver our products and receive payments on a relatively predictable schedule. First, we request and generally receive a cash deposit for our products, followed by a further pre-payment of the expected sales price. Then, we deliver products to our customers and receive confirmation of delivery. Finally, we set the final sales price of our delivered products to a customer based on the total volume of sales to that customer.

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

On an annual basis, our sales team assists distributors in writing monthly sales plans. These sales plans are then submitted to us via facsimile 30 days prior to the required seed delivery dates. Every year during the harvest season, we organize our production demonstrations in cooperation with local villages and seed distributors, to which we invite farmers and others in the seed distribution chain. At these demonstrations, our teams show their hybrid seeds, explain planting techniques, discuss industry best practices and disseminate promotional materials. These marketing and production demonstrations help create new demand, not only in each village where demonstrations are held, but also in nearby villages, for both the current season and for succeeding years.

Our technical service department has a 24-hour toll-free number available for farmers and distributors, through which they can obtain solutions to specific technical problems and issues of seed piracy. If on-site help is required, a technical assistant will arrive on location within 48 hours of a call. We also enlist the help of our distributors to provide help and advice to farmers. We believe that our focus on customer service and technical support have helped us to build brand identity and loyalty, contributing to our total sales growth over the last several years.

Using mass communication, such as local TV, radio broadcasts and newspapers, we promote our brand to over 70% of our geographic market, reaching over twenty-four million individual farmer households. Additionally, we publish a seasonal newspaper, “Technology and Service,” with a distribution to about thirty million farmers, which addresses technical issues, shares success stories and further promotes the Origin brand. Origin maintains a database of over 1,000,000 farmers to track buying habits and contact information.

Product and technical service brochures are provided throughout the distribution network and have proved to be a valuable tool in promoting the sale of our crop seed products and the recognition of the Origin brand. Our slogan, “When buying seed, quality is paramount -- trust Origin,” appears on all promotional material, helping to build the brand in all the local markets.

Intellectual Property

We currently have two patents and thirteen trademarks, including four trademarks registered in 2006. The patents and trademarks include names, designs and method that are used in connection with our seed products packaging and production. One of the patents relating to the method of producing hybrid corn seed is owned by Henan Agriculture University and Beijing Origin. In addition, we have applied for eight additional trademarks, and the applications have been accepted and are now being reviewed by the Trademark Office of China’s State Administration for Industry and Commerce.

We delivered two new proprietary seed products in 2004, four new proprietary seed products in 2005, and four new proprietary seed products in 2006. With our research, breeding system and management, we have 70 proprietary corn seed products and 19 proprietary cotton seed products in the government testing and approval cycle without taking into account the proprietary seed products of Denong, including 46 new proprietary corn seed products and 11 proprietary cotton seed products in 2006.

The following table lists our self-developed proprietary seed products which have been approved by the national variety authorization committee or provincial variety authorization committee without taking into account the self-developed proprietary seed products of Denong:

Name of Variety	Name of Seed Product	Name of Proprietor	Date of Approval
AoYu 3108	Corn	Beijing Origin	June, 2006
AoYu 3118	Corn	Beijing Origin	April, 2006
AoYu 3206	Corn	Beijing Origin	December, 2005
AoYu 3202	Corn	Beijing Origin	June, 2005
AoYu 3007	Corn	Beijing Origin	April, 2005
AoYu 3111	Corn	Beijing Origin	April, 2005
AoYu 3102	Corn	Beijing Origin	September, 2004
AoYu 3101	Corn	Beijing Origin	March, 2004
Ao Yu 3210	Corn	Beijing Origin	March, 2006
Ao Yu Qing Zhu 5102	Corn	Beijing Origin	March, 2006

So far, Denong has delivered six rice seed products and two canola products and has introduced 54 proprietary rice seed products, 13 proprietary canola products, 6 proprietary corn seed products and 2 proprietary cotton seed products in the government testing and approval cycle, including 41 new proprietary rice seed products, 13 new proprietary canola products and 5 new proprietary corn seed in 2006.

In addition to the development of our own proprietary seeds, we have licenses to distribute seeds developed by independent research and development institutions which have no commercialization ability or distribution channels of their own. Currently, we have licenses to distribute twenty-four varieties of corn, five varieties of cotton, and two varieties of rice seed. Under a typical license agreement, one of the PRC Operating Companies will obtain the license in respect of a designated product for exclusive production and marketing within China. The license fees vary in their method of determination, but generally they are a percentage of revenues from the sale of the variety or a flat fee arrangement. No agreement either in the past or currently results in a payment in excess of 1% of our revenues. Beijing Origin has these types of agreements with Hubei Province Shiyan Agricultural Sciences Institute, China Academy of Sciences Microbiology Institute, Shijiazhuang Liyu Technology Development Co., Ltd. in Hebei Province, Henan Puyang Agricultural Academy, Tieling Agricultural Academy, Lining Benxi Agricultural Academy, Sichuang Agricultural Academy, Corn Research Institution of Beijing Agricultural Forestry Academy, Huafeng Seed Limited, Liaocheng Huafeng Corn Breeding Research Institution, Food Corn Research Institution of Yunnan Agricultural Academy and Henan Agriculture University. Except for the agreements with Hubei Province Shiyan Agricultural Sciences Institute and Handan Agricultural Academy, which have terms expiring on January 10, 2008 and July 1, 2011, respectively, these agreements generally have no fixed term or termination date. The agreements may be terminated for breach by either party. We may terminate the agreements at any time, in effect, by not producing seeds thereunder, without penalty.

We have joint development agreements with the Shijiazhuang Liyu Technology Development Co., Ltd., Hebei Province, or Liyu, under which we and Liyu are to develop several varieties of corn seeds. Under these agreements, we have developed and produced six varieties of corn seeds, which together have represented a substantial amount of sales in each year ended December 31, 2004, 2005, and in the nine months ended September 30, 2005 and 2006, as illustrated in the following chart:

Varieties of Corn Seeds	Percentage of 2004 Sales	Percentage of 2005 Sales	Percentage of the nine months ended September 30, 2005 Sales	Percentage of the nine months ended September 30, 2006 Sales
LinAo1	50.50%	21.00%	20.74%	11.66%
AoYu 17	7.44%	2.95%	2.92%	3.10%
Liyu 16	0.11%	26.01%	26.06%	13.27%
AoYu 19	0.57%	0.00%	0.00%	0.21%
Liyu 26	0.02%	0.00%	0.00%	0.07%
Liyu35	—	—	—	0.00%
Total	58.64%	49.96%	49.72%	28.31%

We have exclusive rights to produce and market the seeds developed under the agreements until the agreements are terminated, and Liyu has agreed that it will not develop any derivative hybrids from these seeds. Moreover, Liyu will pay the government fees to protect our exclusive rights. The agreement has no termination date, hence it continues until the parties jointly agree to terminate or breach of the agreement by one party or the other.

In addition to exclusive license agreements set forth above, we also have non-exclusive license agreements. The non-exclusive license fees tend to be lower than the typical exclusive license fees. Those licensors that lack production ability or distribution channels of their own grant us the right to produce, distribute and propagate the variety of  seeds, provide us with technical materials and instructions, supervise seed quality and evaluate growing areas. We are responsible for undertaking all the propagation costs, maintaining quality standards and safeguarding the variety reputation and rights of the licensors. So far, Beijing Origin has entered into these types of agreements with Henan Agriculture University for YuYu 22, Liaocheng Huafeng Maize Breeding Research Institution for Feng Liao 008 and Handan Academy of Agricultural Sciences for Ao Mian 885 and Ao Mian 802. The agreements may be terminated for breach by either party. We may terminate the agreements at any time, in effect, by not producing seeds thereunder, without penalty.

Except as discussed immediately above, no other seed products represented more than 10% of our sales in 2004, 2005 or the nine months ended September 30, 2006. In addition, except as disclosed above, no one entity is responsible for a seed product or group of seed products that represents more than 1% of our revenues.

As we develop and receive approval for our proprietary seeds, the number of seeds with respect to which we obtain licenses from others will gradually decline.

The Chinese Crop Seed Market

The Chinese agricultural sector is primarily made up of small, family-oriented farms. Increasingly, corn is becoming an important crop in China because it has a number of uses, including the use as livestock feed and a source of fuel in the form of ethanol. In addition, rice is an important human food crop and cotton is an important industrial crop.

The Chinese agricultural seed industry is fragmented, with the corn seed market being served by approximately 5,000 small, local seed suppliers. Most of these seed companies were established in the 1960s and 1970s by local county governments to address Chinese central government agricultural initiatives. They were designed at the time to provide service and support to local farmers. These local seed providers usually sell varieties of agricultural seeds that have been grown in their respective locales for years.

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

Origin was founded with a business strategy that would meet what it believes to be the needs of small Chinese farmers. That business strategy consisted of the following elements:

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

(iv)
Creating an effective distribution system using a relatively small network of primary distributors, only one in each county with exclusive territories, with which it can deal directly and efficiently which, in turn, develop their own secondary distribution network to reach out directly to the family farmers. This distribution network is not only a means for securing and fulfilling orders, but acts as a conduit for our marketing and technical support activities;

(v)	Relying on a number of marketing activities to retain existing customers and attract new ones. These marketing activities include:

•	a demonstration program that provides technical assistance to customers regarding the correct seed choice and proper cultivation methods;

•
television advertising and a newsletter published three times per year that reaches nearly 2 million seed customers and provides them with information on the benefits of our products and the techniques for maximizing yields;

•	a database of over 1 million customers that we use to keep repeat sales at a high level, an important component of revenue growth;

(vi)
Delivering service and technical support to customers throughout the growing season for its products. Customers can contact us through a dedicated call center that handles up to1,000 calls per day. Field service representatives are dispatched within 48 hours of a customer’s request for help.

Competition

We face competition at several different levels, ranging from several other private Chinese companies, local seed companies that are often extensions of the local government, and large multinational hybrid and genetically modified seed producers. We believe that we can compete effectively with each of these and that we can continue to do so in the future. Each of these groups of competitors is discussed in turn below.

Other Large Chinese Seed Companies. We believe there are eight seed companies that control about 25% of the corn seed market of China. The majority of the largest crop seed companies have been in existence for considerably longer periods of time than we have. Some of these larger entities are state owned enterprises. We compete within this group on the basis of our consistent product quality, brand identity, customer and technical support, enforcement of our intellectual property rights and a pipeline of proprietary products.

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

The majority of these local companies lack the scale and the resources to compete with us in a number of ways. They lack access to the improved, proprietary hybrids. For the most part they do not have effective marketing, advertising, technical support or customer service operations. The majority of our recent growth has come from acquiring customers from these operations. We believe that the existing trend will continue, and that eventually some of these smaller, local distributors can be integrated into our distribution network.

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

Another important factor limiting the competitiveness of these multinationals within the PRC is their heavy reliance on genetically modified, or GM, seed products. Our market research indicates that most of the superior products that the multinationals have to offer are genetically modified. GM products have not yet achieved acceptance in China. To date, cotton seed is the only genetically modified crop seed product that has received approval for sale in China.

We rely primarily on standard hybridizing techniques to produce our improved seed varieties for the Chinese marketplace. However, we recognize that genetically modified crop seeds will gain acceptance in China, and for that reason we have begun a biotech seed development program that relies on genetic modifications to improve the quality of seeds and their yields. As a result, we believe we are in a position to compete in the genetically modified portion of the seed market when it becomes meaningful to do so.

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

Government Regulation

We operate our business mainly in China under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:

•	the Ministry of Agriculture;

•	the Ministry of Commerce;

•	the State Administration of Industry and Commerce;

•	the State Administration of Foreign Exchange; and

•	the State Administration of Taxation.

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

Under the Seed Law, for a company to engage in the seed business, it must obtain two licenses. One is the production license, which is issued at the provincial level, entitling the holder to engage in seed production in that province. The production license specifies the types of seeds that may be produced, the location of the production of the seeds, and the term of the production license. The second is a license to distribute seeds. Generally, a distribution license is issued by the government at the county level or above. A seed company must obtain a provincial-level license to distribute major crop seeds in that province. A national level license is necessary for a seed company to distribute seeds nationwide. As described below, among other standards, the amount of the licensee’s registered capital determines if the distribution license is issued at the national or local level:

•	to obtain a national distribution license, the licensee must have a registered capital of at least RMB30 million (approximately $3,717,380);

•	to obtain a provincial license to distribute hybrid seed varieties, the licensee must have a registered capital of not less than RMB5 million (approximately $619,563); and

•	to obtain a provincial license to distribute non-hybrid seed varieties, the licensee must have a registered capital of not less than RMB1 million (approximately $123,913).

A separate license is required to import and export seeds. To obtain this license, the applicant must have a minimum registered capital of RMB10 million (approximately $1,239,127).

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

The procedure for provincial examination and approval requires the applicant to:

•	Submit the application to the provincial variety authorization committee;

•
Go through two cycles of monitored growth in at least five different locations in the province. Seeds submitted for testing are planted together with control seeds, which is typically the most popular seed with farmers in the testing locations. Only seeds that have an increased yield of 8% or higher versus the control seeds and that rank in the top six among all seeds then being tested are cleared to proceed to the second year of testing, during which the results of the initial test season must be confirmed;

•	Go through one successful cycle of trial production, also in at least five different locations. If successful, a provincial examination certificate is granted and a public announcement is made.

The procedure for national examination and approval requires the applicant to:

•	Submit the application to the national variety authorization committee;

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

State Harvest is a tax-exempted company incorporated in the British Virgin Islands. Our PRC Operating Company Subsidiaries are incorporated in the PRC and governed by the PRC laws.

The applicable tax rate of the PRC enterprise income tax to Beijing Origin is 33.0% (30.0% of state income tax plus 3.0% local income tax). However, the majority of our PRC Operating Companies are entitled to a preferential tax rate of 15.0%.

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

Dividend Distribution

Under PRC law, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, foreign-invested enterprises in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds which may not be distributed to equity owners except in the event of liquidation.

We believe that we are currently in compliance with all applicable PRC laws and regulations relating to our business.

C. Organizational structure.

Origin is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC Operating Companies. The following diagram illustrates our organizational structure as of December 31, 2006:

Han Gengchen
Yuan Liang
Yang Yusheng
100%
100%
100%
Public
Sinodream Limited
Bonasmart Limited
Leekdon Limited
Other Shareholders
53.2%
14.2%
14.2%
8.3%
10.1%
Origin Agritech Limited
100%
State Harvest
100%
Origin Biotechnology
Beijing Origin (1)
90%
95%
99%
Henan Origin(1)
Denong
Changchun Origin(1)
Equity Interest
Contractual Arrangements

(1) We do not have any ownership interest in Beijing Origin, Henan Origin, Changchun Origin or Denong. Through State Harvest, we have entered into a series of stock consignment agreements with their respective shareholders. Han Gengchen (our CEO and Chairman), Yang Yasheng (our director and chief operating officer) and Yuan Liang (our Vice Chairman) currently own 34.4%, 28.675%, and 25.8% of Beijing Origin, respectively.

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

To gain control over the PRC Operating Companies (other than Origin Biotechnology, which State Harvest already directly owns entirely), State Harvest entered into a series of stock consignment agreements with shareholders of those companies. These agreements consign to State Harvest all of the rights of ownership of the shares involved other than legal title, effectively transferring the control of the shares subject to the agreements to State Harvest. Those rights include the right to manage in all respects the shares held in title by the stockholders that are parties to them, including all stockholder rights to call meetings of stockholders, to submit stockholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a stockholder in respect of the shares consigned. More specifically, the consignment agreements include giving the right to select, replace and increase the number of the directors and supervisors, recommend new directors and supervisory personnel and to exercise management rights, controlling rights and decision-making power over the shares or the subject company.

Each title holder of these shares has agreed not to interfere with State Harvest’s exercise of its rights and to cooperate fully and promptly to permit State Harvest to exercise its authority over the consigned shares. This includes all limitations on the ability of the consignee to transfer or dispose of the shares to someone other than State Harvest, give guarantees using the shares, consign the shares to another, alter the ownership proportion in any way, dispose of any rights in the ownership of the shares, and agree to any debt or restructuring of the shares. State Harvest has the right to take all action in respect of the consigned shares to avoid any damage or infringement of its rights, including in the event of the consigning stockholder’s bankruptcy. State Harvest, under the agreements, has virtually all property rights in the consigned shares, including the profits, interests, dividends, bonuses and residual assets, except for legal title. If in the future any stock subject to the consignment agreements can be legally transferred to State Harvest then, without further action by State Harvest, it shall be transferred to State Harvest in whole or in part for no additional consideration to the consigning stockholder.

As a result, if and when the restriction on foreign ownership of food production companies to 49% is removed or the allowed ownership percentage is increased, the consigned shares will then be transferred to State Harvest. If not, the consignment agreements continue in full force and govern State Harvest’s rights over the shares.

The agreements are subject to force majeure limitations. The term of the agreements is initially three years, but they are automatically renewed indefinitely until both State Harvest and the consignor agree to terminate. There is no unilateral right of termination except in the event of a breach, in which event the non-breaching party may cancel the consignment agreement after notice and a reasonable cure period has passed and the breach continues. The consigning stockholders have warranted their authority to enter into the agreements and that State Harvest has the exclusive right to control the shares that are subject to the consignment agreements. The agreements are binding on the heirs of the respective consigning stockholders.

The importance of the stock consignment agreements is that State Harvest may consolidate the financial reporting of those PRC Operating Companies whose shares are subject to stock consignment agreements in the manner of wholly and majority owned subsidiaries and enjoy the economic benefits of such subsidiaries. Each stock consignment agreement is subject to enforceability and limitations of the laws and rules of PRC. State Harvest may not transfer the consignment agreement, except as permitted by PRC law. However, we may transfer our interest in State Harvest without limitation. If there is non-performance by the stockholder or some or all of an agreement is unenforceable, we and State Harvest may lose the benefits of the agreements and suffer severe economic loss as a result. No assurance can be given that State Harvest will be able to enforce its rights vis-à-vis the consigning stockholders in the courts of the PRC, and we are not aware of any cases where these types of stock consignment agreements have been interpreted by PRC courts.

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
		97.96%

Technical Service Agreements

All of the intellectual property rights of Beijing Origin, Changchun Origin and Henan Origin have been transferred to Origin Biotechnology pursuant to technical service agreements dated December 25, 2004. The purpose of this was to permit better management and licensing of the intellectual property that the three assignors have developed. Under the technical agreements, Origin Biotechnology will provide technical research and production and distribution services. These services include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The initial term is three years, but the agreements are automatically renewed unless both parties agree to a termination. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds. Generally, the fees will be as follows: RMB1.20 per kilogram of corn sold by the party receiving the technical services; RMB6 per kilogram of rice sold by the party receiving the technical service and RMB12 per kilogram of cotton sold by the party receiving the technical services. The fees are to be confirmed and paid at the end of each growing season.

D. Property, plant and equipment.

Our principal executive offices are located in the Changping District in Beijing where we own approximately 10,320 square meters of office, and the right to use approximately 19,250 square meters of land. The use right to the land currently secures a loan of RMB26 million and the principal offices building currently secures a loan of RMB17 million. Both loans are extended by the China Construction Bank Beijing Shangdi Branch to Beijing Origin. The warehouse in Luojiang County, Sichuan Province secures a loan of RMB2 million by Deyang Commercial Bank to Denong. We also own or lease manufacturing facilities, laboratories, seed production and other agricultural facilities, office space, warehouses, research stations and breeding centers in Gansu, Henan, Liaoning, Jilin, Hebei, Yunnan, Jiangsu, Shanxi, Sichuan, Guizhou, Hainan, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces, and in Daxing of Beijing. These facilities include approximately 248,000 square meters of land and approximately 35,000 square meters of office. The leased facilities are rented at regular commercial rates, and management believes other facilities are available at competitive rates should it be required to change locations or add facilities.

We also have additional new facilities in Shenyang, Liaoning Province, including 7,810 square meters of new office and warehouse and 19,999 square meters of seed processing plant. The construction of the office and warehouse was completed in October 2006.

We believe that our existing facilities are adequate to conduct our current and foreseeable future business operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this Transition Report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect”, “anticipate”, “intend”, “believe”, or similar language. All forward-looking statements included in this Transition Report are based on information available to us on the date hereof, and we assume no obligation to update any such forward — looking statements. Actual results could differ materially from those projected in the forward — looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this Transition Report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are providers of crop seeds to farmers in the People’s Republic of China. We specialize in the research, development, production, sale and distribution of crop seeds, including corn, cotton, rice, and canola. Our initial focus was on hybrid corn seed. We expanded our business activities to hybrid cotton seeds in 2001, and hybrid rice seeds in 2004. Through our hybrid seed product line, we seek to increase crop productivity, and produce better quality seeds. The Company currently provides branded products and technical service to farmers in 29 of the 31 provinces within China.

We conduct our business operations mainly through our PRC Operating Companies in China. We develop, produce and supply both internally developed and licensed seed products to the Chinese agricultural market.

We began to develop our own proprietary hybrid seed varieties in 1998. As of 2006, we have 10 proprietary corn seed products, 6 proprietary rice seed products and 2 proprietary canola seed products that are in commercial production and distribution. Currently, we have 16 breeding stations and employ 49 full time research personnel. We have cooperative relationships with several universities and research institutes in China. We believe that genetically modified products will eventually be promoted and accepted in the Chinese market. In 2000, we initiated our own biotechnology research program that applies genetic modifications to improve the quality of seeds and their yields. We have been successful in marketing BT cotton varieties in China and plan to continue to develop other new seed varieties.

We produce our hybrid seeds by contracting with local farmers through which we provide them with parental seeds and technical support. At present, we have about 60,000 corn seed formers and 40,000 rice seed farmers through contract producing for us. We have 212 production personnel and have 6 seed conditioning plants in China to supply finished products nationwide.

We have a sales and marketing team of 191 employees located in 15 sale offices nationwide. Our nationwide distribution network covers most parts of China, and consists of over 3,200 first-level distributors and over 60,000 second-level distributors and retailers. Our distributors sell our products to retailers who in turn sell to farmers, who are end-users of our products.

We recognize revenue after our products have been delivered to our distributors, when there is no right of return of our delivered products for refund or credit, and the sales price is determined and fixed. We deliver our products and receive payments on a relatively predictable schedule. First, we request and generally receive a cash deposit for our products, followed by a pre-payment of the expected sales price. Then, we deliver products to our customers and receive confirmation of delivery. Finally, we set the final sales price of our delivered products to a customer based on the total volume of sales to that customer. This final price includes any end of the season discount we offer to our customers. As a result of our discount policy, we cannot set the final sales price of our products to a customer until the entire selling season has ended for that customer. Selling seasons vary among customers from region to region and from year to year, and generally start in October and end in June of the following year.

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

Our fiscal year before July 2006 ended on December 31. Our selling seasons generally began in October and end in June of the following year. Under a fiscal year ended December 31, our reported revenues mainly reflected sales generated from January to June of that fiscal year and sales generated from October to December of the prior year, and our deferred revenues generally reflected products delivered between October and December of that year. We have changed our fiscal year-end to September 30. This change will reduce the amount of our deferred revenues and better reflect our results of operations in our statement of operations on a fiscal year basis.

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

•	Our ability to develop new products through research and development;

•	Potential fluctuations in the demand for and supply of crop seeds in China;

•	Our ability to continue to license or acquire crop seeds from third party developers and our ability to develop proprietary crop seeds;

•	Future consolidations in the crop seed industry in China may give rise to new or strengthened competitors;

•	The possibility that the crop seed industry in China may favor genetically modified seeds over hybrid seeds;

•
The possibility of major natural disasters in China, which may have a materially adverse impact on our business and results of operation, as there is currently no agriculture insurance available in China against natural disasters;

•	The Chinese government’s continuing support for the growth and development of the agriculture sector;

•	Our benefits from certain government incentives including tax incentives, the expiration of which, or changes to which, could have a material adverse effect on our operating results; and

•	Our ability to correctly estimate growers’ future needs, and match our product varieties and production levels to meet those needs.

Revenues

We derive revenues primarily from the sale of various crop seeds, including corn, cotton, rice and canolain seeds China. The sale of corn seeds accounted for approximately 94.54% and 65.38% of our revenues for the 9 months ended September 30, 2005 and 2006, respectively; the sale of cotton seeds accounted for 4.13% and 6.26% of our revenues for the 9 months ended September30, 2005 and 2006, respectively; and the sale of rice seeds accounted for 1.33% and 28.36% of our revenues for the 9 months ended on September 30, 2005 and 2006, respectively. The percentage of sales of corn seeds decreased and rice seeds increased substantially primarily due to the inclusion of the operating results of Denong. Denong’s main seed products include rice, corn, cotton and canola seeds, and the sales of rice seeds accounted for approximately 84.74% of its total sales from February to September of 2006. For the 9 months ended September 30, 2006, we had no canola revenues because the sales price for canola had not been finalized with customers as of September 30 2006. Such revenues will be deferred to and recognized in the following year.

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

Deferred revenue

Because of our revenue recognition policy, we sometimes carry sizeable deferred revenue on our balance sheet. This deferred revenue reflects the value of our crop seeds delivered after evidence of a sales arrangement is confirmed, delivery to the customer is made and full pre-payment from the customer is received, but before the final sales price is fixed and determined. This aspect of our revenue recognition policy does not have a significant effect when deferred revenues in the periods being compared remain roughly the same proportion to overall sales. However, when the proportion of our sales classified as deferred revenue varies significantly from year to year, as sometimes occurs, our revenues and earnings as reported in our financial statements may give an inaccurate indication of our financial performance, tending to understate revenues in years where the deferred revenue component is high and overstating revenues in the subsequent year. This potential for distortion in results from calendar year to calendar year is one of the principal reasons that we have chosen to change to a September 30 fiscal year.

We had a deferred revenue of RMB 24.10 million (US$3.05 million) and RMB181.58 million (US$22.50 million) as of September 30, 2006 and December 31, 2005, respectively. The deferred revenue of RMB181.58 million (US$22.50 million) reflects products delivered between October and December of 2005 and was recognized as revenue in 2006. The deferred revenue of RMB24.10 million (US$3.05 million)reflects the canola seed sales of Denong, the price of which has not been finalized with customers as of September 30, 2006.

Cost of revenues

Our cost of revenues consist of expenses directly related to our crop seeds sales. Our cost of revenues primarily consists of the purchase prices for seeds, depreciation and amortization, shipping and handling costs, salary and compensation, supplies and rent.

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

Salary and compensation. Salary and compensation expenses include wages, bonuses and other benefits, which including welfare benefits. Salary and compensation included in our cost of revenues relate to our production personnel. We expect that our salary and compensation expenses will increase in the future in conjunction with our intended growth.

Supplies. Supplies consist of supplies and packing costs for producing seeds.

Operating expenses

Our operating expenses consist of general and administrative expenses, research and development expenses and selling and marketing expenses. Our operating expenses have increased for the nine months ended September 30, 2006 compared to the same period in 2005 primarily due to the inclusion of Denong’s operating expenses and increases in professional fees and share-based compensation

We expect our operating expenses will continue to increase for the foreseeable future, but the rate of such increase will depend primarily on our business needs, including efforts we may undertake to expand our business.

General and administrative expenses. General and administrative expenses primarily consist of salary, depreciation, amortization, legal fees, inventory provision, professional expenses and other expenses, including travel and other general business expenses and office supplies.

Research and development expenses. Our research and development expenses primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds, rent and depreciation of plant and equipment attributable to our research and development efforts. We expect that our product development expenditures as percentage of revenues will remain relatively stable for at least the next twelve months, which we believe will be sufficient to meet our expected research and development needs during that period.

Selling and marketing expenses. Our selling and marketing expenses primarily consist of salary and compensation for our sales and marketing personnel, advertisement and promotion expenses, transportation expenses and related marketing expenses. Growth in our selling and marketing expenses will depend on our market expansion. We expect to continue to increase our sales and marketing efforts in the foreseeable future, including our plan to hire additional sales and marketing personnel to focus on our new product promotion and market expansion.

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

All of the options we granted in November 2005 have an exercise price of $8.75 per share and are exercisable for a term of 5 years starting from November 8, 2005. All of the options granted under the Plan to our directors and managers have a vesting period of three to five years. As of September 30, 2006, we had no options that were vested or immediately exercisable for ordinary shares. We recorded a total stock-based compensation expense of RMB774, 000 ($96,000) for the year ended December 31, 2005 and RMB 3,986,377 ($504,349) for the nine months ended September 30, 2006.

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

Revenue recognition.

We derive revenue primarily from the sale of various crop seeds, including corn, cotton, rice and canola in China. We recognize revenue when pervasive evidence of a sales arrangement exists, products are delivered, the price is fixed and determinable, collectibility is reasonably assured, and the right of return has expired. Accordingly, we defer revenue recognition until all sale return privileges lapse, which generally occurs within 15 days of delivery, and until the selling price has been finalized by our management and confirmation has been issued to the customer, which generally occurs at the end of our selling season. Because of the discount policy we offer to our customers, we sometimes carry a sizeable deferred revenue that reflects the value of our crop seeds delivered after evidence of a sales arrangement is confirmed, delivery to the customer is made and pre-payments from the customer are received, but before the final sales price is fixed and determined at the end of the selling season. This aspect of our revenue recognition policy does not have a significant effect when deferred revenues in the periods being compared remain roughly the same proportion to overall sales. However, when the proportion of our sales classified as deferred revenue varies significantly from year to year, as sometimes occurs, our revenues and earnings as reported in our financial statements may give an inaccurate indication of our financial performance, tending to understate revenues in years where the deferred revenue component is high and overstating revenues in the subsequent year. This potential for distortion in results from calendar year to calendar year is one of the principal reasons that we have chosen to change to a September 30 fiscal year.

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

Income taxes.

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe to be more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our deferred tax assets would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to income in the period such determination was made.

Stock-based compensation.

In preparing the consolidated financial statements for 2005, we adopted SFAS No. 123 (revised 2004), or SFAS No. 123(R), issued by the FASB in December 2004, to measure our issued share options based on the grant-date fair value of the options and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We adopt the Black-Scholes Model to value the fair value of the share options and the following major assumptions are adopted: average risk-free rate of return of 4.47%, expected option life of 3.5 years, volatility rate of 30.79% and dividend yield of nil.

Results of Operations

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of revenues, for the periods indicated:

	For the year ended December 31,								For the nine months ended September 30,
	2002		2003		2004		2005		2005		2006
	In thousands RMB	as % of net revenue	In thousands RMB	as % of net revenue	In thousands RMB	as % of net revenue	In thousands RMB	as % of net revenue	In thousands RMB	as % of net revenue	In thousands RMB	as % of net revenue
Consolidated statement of operations and comprehensive income data:
Revenues	98,717	100.00	191,645	100.00	301,520	100.00	207,291	100.00	208,380	100.00	522,999	100.00
Cost of revenues	(46,006)	(46.60)	(118,977)	(62.08)	(178,313)	(59.14)	(129,162)	(62.31)	(126,418)	(60.67)	(358,804)	(68.61)
Gross profit	52,711	53.40	72,669	37.92	123,207	40.86	78,129	37.69	81,962	39.33	164,195	31.39

Selling and marketing	(6,480)	(6.56)	(13,310)	(6.95)	(20,390)	(6.76)	(27,037)	(13.04)	(18,993)	(9.11)	(49,651)	(9.49)
General and administrative	(9,642)	(9.77)	(18,948)	(9.89)	(24,149)	(8.01)	(28,983)	(13.98)	(19,712)	(9.46)	(45,111)	(8.63)
Research and development	(5,372)	(5.44)	(5,288)	(2.76)	(6,774)	(2.25)	(6,977)	(3.37)	(5,963)	(2.86)	(13,144)	(2.51)
Total operating expenses	(21,494)	(21.77)	(37,546)	(19.59)	(51,313)	(17.02)	(62,997)	(30.39)	(44,668)	(21.44)	(107,906)	(20.63)

other operating income	-	-	-	-	-	-	2,309	1.11	-		-	-

Income from operations	31,217	31.62	35,122	18.33	71,894	23.84	17,441	8.41	37,294	17.90	56,289	10.76

Interest income	440	0.45	845	0.44	371	0.12	886	0.43	421	0.20	8,783	1.68
Interest expenses	(417)	(0.42)	(483)	(0.25	(831)	(0.28)	(1,829)	(0.88)	(1,443)	(0.69)	(5,005)	(0.96)
Other income (expense)	(606)	(0.61)	1,137	0.59	149	0.05	300	0.14	62	0.03	2,893	0.55
Equity in earnings of associated company	-	-	-	-	1,925	0.64	879	0.42	305	0.15	12,828	2.45
Income before income taxes	30,634	31.03	36,621	19.11	73,508	24.38	17,677	8.53	36,639	17.58	75,788	14.49
Income tax	(1,498)	(1.52)	(7,808)	(4.07)	(7,698)	(2.55)	(1,405)	(0.68)	(1,205)	(0.58)	(367)	(0.07)
Income before minority interests	29,136	29.51	28,813	15.03	65,810	21.83	16,272	7.85	35,434	17.00	75,421	14.42
Minority interests	(2,575)	(2.61)	138	0.07	(351)	(0.12)	137	0.07	(510)	(0.24)	910	0.17
Net income	26,561	26.91	28,951	15.11	65,459	21.71	16,409	7.92	34,924	16.76	76,331	14.59

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

Revenues

Our revenues for the nine months ended September 30, 2006 increased approximately 150.98% to RMB523.00 million (US$66.17 million) from RMB208.38 million (US$25.75 million) in the same period of 2005. Without taking into account the revenue of RMB153.41 million (US$19.41million) of Denong, our revenues increased approximately 77.36% to RMB369.59 million (US$46.76 million) from RMB208.38 million (US$25.75 million).

The 77.36% increase in our revenues for the nine months ended September 30, 2006 as compared to our revenues for the nine months ended September 30, 2005 is primarily due to the difference in the amount of deferred revenue and recognition of those deferred revenues as revenues. Our revenue is recognized only after a sale is made and the price is fixed and determinable, which usually occurs at the end of the selling season. As a result, we recorded deferred revenues amounting to RMB181.58 million (US$22.50 million) as of December 31, 2005. The above amount of deferred revenue reflects products delivered between October and December of 2005 and was recognized in the nine months ended September 30, 2006. In 2004, we confirmed final sales prices for a portion of our products delivered between October and December of that year to customers principally located in the southwest region of China, and recognized that portion of the sales amounting to RMB89.12 million (US$ 10.77 million) as revenue in 2004. As a result, only RMB37.92 million (US$4.58 million) was recorded as deferred revenue as of December 31, 2004 and recognized in the nine months ended September 30, 2005.

With respect to our growth on a yearly basis, exclusive of the result of Denong, our revenues for the twelve months ended September 30, 2006 increased approximately 24.1% to RMB368.5 million (US$46.62 million) from RMB296.97 million (US$36.7 million) for the nine months ended September 30, 2005.

Cost of revenues

The cost of revenues increased by 183.82% to RMB358.80 million (US$45.40 million) for the nine months ended September 30, 2006 from RMB126.42 million (US$15.62 million) in the same period of 2005. Without taking into account the cost of revenues of RMB124.03 million (US$15.69 million) of Denong, our cost of revenues increased approximately 85.71% to RMB234.77 million (US$29.71 million).

The 85.71% increase in our cost of revenues for the nine months ended September 30, 2006 as compared to our cost of revenues for the nine months ended September 30, 2005 is primarily due to the difference in the amount of cost of deferred revenue and recognition of such amount of cost of deferred revenues as costs. In line with the recognition of deferred revenue, we recognized cost of deferred revenues of RMB117.39 million (US$14.55 million) during the nine months ended September 30, 2006 as compared to RMB20.91 million (US$2.53 million) cost of deferred revenue for the nine months ended September 30, 2005.

With respect to increase of cost of revenues on a yearly basis, exclusive of the results of Denong, our cost of revenues for the twelve months ended September 30, 2006 increased approximately 37.57% to RMB237.52 million (US$30.05 million) from RMB172.66 million (US$21.34 million) for the twelve months ended September 30, 2005.

 Gross profit

Our gross profit for the nine months ended September 30, 2006 increased approximately 100.34% to RMB164.20 million (US$20.77 million) from RMB81.96 million (US$10.13 million) in the same period of 2005. Without taking into account Denong, our gross profit increased approximately 64.49% to RMB134.82 million (US$17.05 million).

Gross profit increased 29.0% in twelve months ended September 30, 2006 to RMB160.36 million (US$20.29 million) from RMB124.32 million (US$15.36 million) in the same period of 2005.

 Gross margin

As a percentage of total revenues, our gross margin was 31.39% in the nine months ended September 30, 2006, as compared with 39.33% in the same period of 2005. The decline in gross margins was the result of the inclusion of the operating results of Denong.

Operating expenses

Operating expenses increased by 141.57% to RMB107.91 million (US$13.65 million) for the nine months ended September 30, 2006 from RMB44.67 million (US$5.52 million) for the same period of 2005. The increase in operating expenses was primarily attributable to the following factors:

(1) the inclusion of RMB33.71 million (US$4.27 million) of operating expenses of Denong in the eight-month period from the acquisition date of January 24, 2006 to September 30, 2006. Without taking into account Denong’s operating expenses, our operating expenses increased approximately 66.11% to RMB74.20 million (US$9.38 million);

(2) the recognition of transportation fees of deferred revenues. We recognized transportation fees of deferred revenues of RMB1.49 million (US$0.19 million) during the nine months ended September 30, 2006 as compared to NIL transportation fees of deferred revenue in the same period of the prior year;

(3) the inclusion of professional fees of RMB9.68 million (US$ 1.22 million) and stock based compensation of RMB3.40 million (US$ 0.43). There were no such professional fees and stock based compensation for the nine months ended September 30, 2005.

Without taking into account the above factors, our operating expenses increased approximately by 33.56% to RMB59.66 million (US$7.55 million).

Selling and marketing

Selling and marketing expenses increased by 161.45% to RMB49.65 million (US$6.28 million) for the nine months ended September 30, 2006 from RMB18.99 million (US$2.35 million) in the same period of 2005. This increase is primarily due to (1) the inclusion of RMB17.20 million (US$2.18 million) in selling expenses related to Denong; (2) a stock-based compensation of RMB1.40 million (US$0.18 million); and (3) transportation fees of the deferred revenues amounting to RMB1.49 million (US$0.19 million). Other expenses include advertising expenses, which rose by RMB2.77 million (US$0.35 million), and transportation fees, which increased by RMB2.53 million (US$0.32 million) as a result of a higher volume of goods delivered.

General and administrative

General and administrative expenses increased by 128.87% to RMB45.11 million (US$5.71million) for the nine months ended September 30, 2006 from RMB19.71 million (US$2.44 million) in the same period of 2005. This increase is primarily due to the following reasons: (1) inclusion of RMB12.73 million (US$1.61 million) in general and administrative expenses related to Denong, (2) audit fees of RMB 3.04 million (US$ 0.38 million) accrued for the 9 months ended September 30, 2006 (the audit fees for 2005 were charged to the fourth quarter of 2005), (3) other professional service fees, which increased by RMB6.64 million (US$0.84 million), and (4) stock-based compensation of RMB1.66 million (US$0.21 million).

Research and development

Research and development expenses increased by 120.42% to RMB13.14 million (US$1.66 million) for the nine months ended September 30, 2006 from RMB5.96 million (US$0.74 million) in the same period of 2005. This increase is primarily due to the increase of RMB3.4 million (US$ 0.44 million) in research and development expenses of Origin and the inclusion of RMB3.78 million (US$0.48 million) in research and development expenses related to Denong. Without taking into account Denong, research and development expenses increased by 57.05% to RMB9.36 million (US$ 1.18 million). In addition, stock-based compensation amounted to RMB0.34 million (US$ 0.04 million).

Income from operations

As a result of the foregoing, we had income from operations in the nine months ended September 30, 2006 of RMB56.29million (US$7.12 million), compared with income from operations of RMB37.29 million (US$4.61 million) in the same period of 2005.

Interest expense

Interest expense increased by 246.81% to RMB5.01 million (US$0.63 million) in the nine months ended September 30, 2006 from RMB1.44 million (US$0.18 million) in the same period of 2005. The increase in interest expense was primarily attributable to the amount of short-term loans outstanding, which increased from RMB45.86 million (US$5.67 million) as of September 30, 2005 to RMB253 million (US$32.01 million) as of September 30, 2006.

Share of earnings in equity investee companies

Shares of earnings in equity investee companies increased to RMB12.83 million (US$1.62 million) in the nine months ended September 30, 2006 from RMB 0.31 million (US$0.04 million) in the same period of 2005. This increase was primarily attributable to our pro-rata share of earnings in Jinlin Changrong of RMB11.80 million (US$ 1.49 million) for the nine months ended September 30, 2006. We acquired 34.76% equity interest in Jilin Changrong in 2006.

Other income

Other income increased to RMB2.89 million (US$ 0.37 million) in the nine months ended September 30, 2006 from RMB0.06 million (US$0.01 million) in the same period of 2005. This increase is primarily due to the inclusion of RMB1.88 million (US$0.24 million) of other income attributable to Denong for its transfer of technology use rights.

Income taxes

Income taxes decreased 69.58% to RMB0.37 million (US$0.05 million) in the nine months ended September 30, 2006 from RMB1.21 million (US$0.15 million) in the same period of 2005, primarily due to an increase in deferred tax assets of RMB1.06 million (US$0.13 million) after a reclassification of RMB2.65 million (US$ 0.33 million) from income tax recoverable brought forward from 2005 to the deferred tax assets. This increase mainly derived from the recognition of Beijing Origin’s tax loss for the nine months ended September 30, 2006.

The applicable tax rate of the PRC enterprise income tax to Beijing Origin is 33.0% (30.0% of state income tax plus 3.0% local income tax). However, the majority of our PRC Operating Companies are entitled to a preferential tax rate of 15.0%, and Origin Biotechnology is also entitled to a preferential tax rate of 15% as a high technology company and is exempted from income tax for 2006. For the nine months ended September 30, 2005 and 2006, the effect of the preferential tax treatment is 24%.  The effective income tax rate for the nine months ended September 30, 2005 and 2006 was 3% and 1%, respectively.

Net income

Our net income increased by 118.56% to RMB76.33 million (US$9.66 million) in the nine months ended September 30, 2006 from RMB34.92 million (US$4.32 million) in the same period of 2005.

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

As noted under the discussions of Overview and Critical Accounting Policies above, revenue is recognized only after a sale is made and the price is fixed and determinable, which usually occurs at the end of a selling season. Until that occurs, the revenue associated with those sales is carried as deferred revenue. Our fiscal year before June 2006 ended on December 31, and our selling seasons typically begin in October and end in June of the following year. Our reported revenues for any given fiscal year typically reflect sales generated from January to June of that fiscal year and sales generated from September to December of the prior year. Our deferred revenues for any given fiscal year typically reflect products delivered between September and December of that year.

In 2004, we confirmed final sales prices for a portion of our product deliveries between October and December of that year to customers principally located in the southwestern region of China, and recognized that portion of the sales as revenue in 2004. As a result, our revenues for 2005 decreased approximately 31.25% to RMB207.29 million ($25.68 million) from RMB301.52 million ($36.43 million) in 2004, while our deferred revenues for 2005 increased 378.85% to RMB181.58 million ($22.50 million) from RMB37.92 million ($4.58 million) in 2004.

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

Income from operations

As a result of the foregoing, we had income from operations in 2005 of RMB17.44 million (US$2.16 million), compared with income from operations of RMB71.89 million (US$8.69 million) in 2004. Our income from operations decreased 75.74% from 2004 to 2005 primarily due to the confirmation of final sales price for a portion of our product deliveries between September and December of 2004 as discussed above, which resulted in the recognition of revenues of those sales in 2004.

Interest expense

Interest expense increased by 120.05% to RMB1.83million (US$ 0.23million) in 2005 from RMB0.83 million (US$0.1 million) in 2004. The increase in interest expense was primarily attributable to the amount of loans outstanding, which increased from RMB41million (US$4.95 million) in 2004 to RMB63 million (US$7.81 million) in 2005.

Equity in earnings of associated companies

Equity in earnings of associated companies decreased 54.33% to RMB0.88 million (US$0.11 million) from RMB1.92 million (US$0.23 million) in 2004, due to a decease in net income of Shijiazhuang Li Yu Technology Development Co., Ltd., in which we hold an 30% equity interest.

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

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues

Total revenues increased by 57.33% from 2003 to 2004, to RMB301.52 million (US$36.43 million) in 2004, as compared to RMB191.65 million (US$23.16 million) in 2003. This increase was partially due to an increase in the quantity of corn seed sold together with a higher selling price. The expansion of sales in the Southwest and Northeast regions of China caused a substantial increase in sales quantity. The volume of corn seed increased by 12.15 million kilograms, which grew from 26.3 million kilograms in 2003 to 38.45 million kilograms in 2004. In addition, the increase in net revenue was due to changes in our product sales mix. In 2003, the corn seed product brand YuYu 22 was the principal product followed by Linao 1. However, its unit selling price was relatively lower than the other corn seeds sold by us. In 2004, the corn seed product brand, Linao 1, had a relatively higher unit selling price brand and was the most popular product sold while YuYu 22 represented 13% of sales. In addition, there were 140,000 kilograms in rice seed sales valued at RMB2.22 million (US$0.27 million), resulting from our developing, planting, and selling rice seeds beginning in 2004.

Cost of revenues

The cost of seeds sold increased by 49.86% to RMB178.31 million (US$ 21.54 million) in 2004 from RMB118.98 million (US$14.38 million) in 2003. This increase was primarily the result of the increase in the quantity of corn seed sold. Nevertheless, the increase in cost of sales was less than the increase in net revenue. This was mainly caused by the increase in selling price which outweighed the increase in cost of sales. In 2004, cost of corn seeds sold was RMB173.79million (US$20.99 million). The average cost of corn seed sold per unit increased by 1.5% in 2004 compared to 2003, of which, an increase in technology usage fees and the shipping costs in 2004 were the key causes. On the other hand, there were savings in other material costs such as seed coatings. The technology usage fees, paid based on quantity sold were RMB13.39 million (US$1.62 million) and RMB6.52 million (US$0.79 million) in 2004 and in 2003 respectively. The increase of technology usage fees was more than the increase of cost of sales, which was mainly due to the amount sold of product YuYu 22, which had a lower charge for technology usage fees, and the decrease in sales quantity from 48.42% in 2003 to 18.7% in 2004. Shipping and handling costs increased by 70.32% to RMB8.09 million in 2004 from RMB4.75 million in 2003 because of the increase in sales together with the increase in gas prices and strict limits on loads per trucks.

Gross margin

As a percentage of total net revenues, overall gross margin was 40.86% in the year ended December 31, 2004, as compared with 37.92% in the year ended December 31, 2003. This increase in gross margins was primarily the result of changes in our product sales mix, an increase in the selling price and effective cost controls.

Operating expenses

Operating expenses increased to RMB51.31 million (US$6.20 million) in 2004 from RMB37.55 million (US$4.54 million) in 2003. The increase was due to substantial increases in selling and marketing expenses and general and administrative expenses and, to a lesser extent, an increase in research and development expenses.

Selling and marketing

Selling and marketing expenses increased by 53.19% to RMB20.39 million (US$2.46 million) in 2004 from RMB 13.31 million (US$1.61 million) in 2003. Of the RMB20.39 million (US$2.46 million) in 2004, approximately RMB3.15 million (US$0.38 million) was used for advertising; RMB3.06 (US$0.37 million) million for materials to educate our customers about the basics of planting our seed products; RMB9.17 million (US$1.11 million) for transportation and traveling; RMB3.44 million (US$0.42 million) for salary and benefits, and RMB1.42 million (US$0.17 million) on telecommunication. The increase in selling and marketing expenses was primarily due to an increase in advertising of RMB1.35 million (US$0.16 million), an increase in materials to educate our customers of RMB1.85 million (US$0.22 million), an increase in transportation and traveling expenses of RMB3.04 million (US$0.37 million), an increase in salary and benefits expenses of RMB0.79 million (US$0.09 million), related to increased sales, and costs associated with setting up three new marketing departments in Changchun, Baoding and Shenyang; and the increase in incentive bonuses for our marketing staff.

General and administrative

General and administrative expenses increased by 27.44% to RMB24.15 million (US$2.92 million) in 2004 from RMB18.95 million (US$2.29 million) in 2003 primarily due to an increase in general personnel expenses of RMB3.67 million (US$0.44 million), an increase in expenses associated with running motor vehicles and traveling expenses of RMB0.56 million (US$0.07 million) and an increase in general office supplies of RMB0.42 million (US$0.05million). All these were associated with the increase in the scale of our operation.

Research and development

Research and development expenses increased by 27.98% to RMB6.77 million (US$0.82 million) in 2004 from RMB5.29 million (US$0.64 million) in 2003. The increase was due primarily to the hiring of additional staff used in developing our own breeding program and the set up of two research stations in Chengdu and Changchun.

Income from operations

Income from operations increased by 104.69% from RMB71.89 million (US$8.69 million) in 2004 to RMB35.12 million (US$4.24 million) in 2003. This increase in income from operations was primarily attributable to the large growth in overall revenues and the level of the costs for sales we maintained.

Interest expense

Interest expense increased by 72.91% to RMB0.83 million (US$0.1 million) in 2004 from RMB0.48 million (US$0.06 million) in 2003. The increase in interest expense was primarily attributable to the amount of loans outstanding which increased from RMB35million (US$4.23 million) in 2003 to RMB41 million (US$4.95 million) in 2004, and to an increase in the average interest rate from 5.04% to 5.33%.

Equity in earnings of associated companies

Equity in earnings of associated companies increased to RMB1.92 million (US$0.23 million) in 2004 from zero in 2003 due to the acquisition of a 30% interest in Shijiazhuang Li Yu Technology Development Co., Ltd.

Other income

Other income decreased by 86.84% to RMB0.15 million (US$0.02 million) in 2004 from RMB1.14 million (US$0.14 million) in 2003 as reduction in subsidy from government.

Income taxes

Income taxes decreased 1.79% to RMB7.67 million (US$0.93 million) in 2004 from RMB7.81 million (US$0.94 million) in 2003. Though Origin recorded a substantial increase in income before taxation, there was still a decrease in taxation due to the shifting of operations to our PRC Operating Companies, which were either exempted or enjoyed reduced rates of taxation under the enterprise income tax in 2004.

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

B. Liquidity and Capital Resources

As of September 30, 2006, we had approximately RMB140.95 million (US$17.83 million) in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and liquid investments with original maturities of three months or less that are deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts and invest in U.S. government bonds.

We financed our operations through cash generated from operating activities and short term borrowings. We had total short-term borrowings of RMB253.00 million (US$32.01 million) and a total long-term borrowings of RMB1.88 million (US$0.24 million). A portion of our short-term borrowings (RMB26.00 million) is secured by our land use rights and another portion of our short-term borrowings (RMB17.00 million) is secured by the office building, both of which are in the Zhongguancun Life Science Park. A portion of our short-term borrowings (RMB2.00 million) is secured by our warehouse in Luojiang County, Sichuan Province and another portion of our short-term borrowings (RMB88.00 million) is secured by an account held at Fidelity Investment. Another portion of our short-term borrowings (RMB100.00 million) is guaranteed by Gengchen Han and Origin Biotechnology. Our long-term borrowings consist of a third-party loan of RMB1.88 million (US$0.24 million) which is due in 2008 and 2009 by two equal installments and bears an interest of 2.4% per annum.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2002, 2003, 2004, 2005 and nine months ended September 30, 2005 and 2006:

	Year ended December 31				Nine months ended September 30
(in thousands)	2002	2003	2004	2005	2005	2006
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	55,976	(14,961	42,745	24,387	(19,900)	(123,260)	(15,594)
Net cash (used in) provided by investing activities	(24,586)	(32,962)	(27,201)	(62,722)	(39,082)	(244,972)	(30,993)
Net cash (used in) provided by financing activities	10,000	18,446	4,083	207,706	6,740	275,006	34,793
Net increase(decrease) in cash and cash equivalents	41,390	(29,477)	19,627	169,371	(52,242)	(93,226)	(11,794)
Cash and cash equivalents, beginning of year	37,308	78,698	49,221	68,848	68,848	237,828	30,090
Effect of exchange rate changes on cash and cash equivalents	-	-	-	(391)	45	(3,649)	(463)
Cash and cash equivalents, end of year	78,698	49,221	68,848	237,828	16,651	140,953	17,833

Net cash used in operating activities was RMB123.26 million (US$15.59 million) in the nine months ended September 30, 2006 compared to RMB19.90 million (US$2.46 million) in the same period of 2005. This decrease was primarily due to a decrease in deferred revenue of RMB247.36 million (US$31.30 million), a decrease in advances from customers of RMB 75.39 million (US$9.54 million), a decrease due to growers of RMB27.40million (US$3.47 million), and a decrease in other payables and accrued expenses of RMB23.22 million (US$2.94 million), and offset by an increase in net income of RMB41.41million (US$5.24 million), an increase in our inventory of RMB215.40 million (US$27.25 million) and an increase in prepaid expenses and other current assets of RMB45.17 million (US$5.72 million). Net cash provided by operating activities was RMB24.39 million (US$3.02 million) in 2005 compared to RMB42.75 million (US$5.17 million) in 2004. This decrease was primarily due to a decrease in net income of RMB49.05 million (US$6.06 million), an increase of our inventory of RMB121.56 million (US$15.06 million), a decrease due to growers of RMB17.16 million (US$2.13 million), and offset by an increase in deferred revenues of RMB143.66 million (US$17.8 million).

Net cash used in investing activities was RMB244.97 million (US$30.99 million) in the nine months ended September 30, 2006, of which RMB201.54 million (US$25.50 million) was used in the purchase of debt securities and RMB55.12 million (US$6.97 million) was proceeds from sale of the debt securities, RMB36.30 million (US$4.59 million) was used to acquire a 52.21% interest in Denong, RMB 10.94 million (US$1.38 million) was deposit for the purchase of acquired technology, RMB10.43 million (US$1.32 million) was used to acquire a 34.7% interest in Jilin Changrong, RMB10 million (US$1.27million) was deposit for the purchase of an equity investment in Jilin Jinong Hi−tech Limited ("Jinong"), RMB 9.50 million (US$1.20 million) was used in the purchase of plant and equipment, and RMB 7.37 million (US$0.93 million) was used in the purchase of intangible assets. Net cash used in investment activities was RMB39.08 million (US$4.83 million) in the nine months ended September 30, 2005, of which RMB25.06 million (US$3.10 million) was used to construct our headquarter offices and in the purchase of fixed assets, RMB5.68 million (US$0.70 million) was used to acquire an additional 7% interest of Biocentury Transgene (China) Co., Ltd, and RMB5.19 million (US$0.64 million) was deposits for the purchase of plant and equipment.

Net cash provided by financing activities was RMB275.01million (US$34.79million) in the nine months ended September 30, 2006, which mainly reflects our proceeds from short-term borrowings of RMB231.00 million (US$29.23 million) and repayment of short-term borrowings of RMB41.00 million (US$5.19 million), the exercise of warrants of RMB211.71 million (US$26.79 million) and the additional payment of RMB120.98 million (US$15.31 million) to the shareholders of State Harvest and their designee. Net cash provided by financing activities was RMB6.74million (US$0.83 million) in the nine months ended September 30, 2005, which reflects our proceeds from short-term borrowings of RMB65.42million (US$8.09 million) and repayment of short-term borrowings of RMB58.68 million (US$7.25 million).

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

The nature of our business involves cycles in expenses and revenues that are not always in phase. Most often in the third calendar quarter of each year, we may face costs that are in excess of our cash flow sources during that period. Whether that occurs, and to what extent it occurs, depends on the amount of deposits received from customers compared with the advanced payments made by us to our seed producing farmers and the final payment for seed procurement. The exact timing of these payments is determined by the Chinese lunar calendar, which varies from one calendar year to the next. As a result, in some years our working capital needs are greater than in others. This aspect of the business is the reason we have customarily relied upon short term bridge loans to cover our expenses pending receipt of cash payment from farmers at the time of seed purchases. We, on a consolidated basis, have had access to sufficient financing in the past to manage these cash flow cycles. As discussed above, we have consistently repaid our short-term borrowings at or before maturity.

Relevant PRC laws and regulations permit payments of dividends by our PRC Operating Companies only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund requires that annual appropriations of 10% to15% of net after-tax income be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC Operating Companies are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances.

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

C. Research and Development, Patents and Licenses, etc.

We focus our research and development efforts on agro-biotechnology, crop breeding and the development of new crop seeds. In November, 2001, we established a new seed research and development center in Tongzhou, Beijing, engaging in research and development of crop commercial breeding. In September, 2005, we established the “Origin Life Science Research Center” in Zhong Guan Cun, Beijing, the principal activities of which include crop gene engineering, molecular marker-assisted breeding, and molecular identification. We also have sixteen breeding stations located in different regions with seven being used for corn, four for rice, two for cotton, two for canola and one winter nursery for these different seed products.

We have established technological cooperative relationships with three universities and sixteen research institutes in China, including China Agricultural University and Chinese Academy of Sciences. We employ 49 full time research personnel. Our research and development expenditures were $0.82 million, $0.87 million, $0.74 million and $1.66 million in each of the years ended December 31, 2004, and 2005, and for the nine months ended September 30, 2005 and 2006, respectively.

D. Trend Information.

Other than as disclosed elsewhere in this Transition Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2006 to September 30, 2006 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements.

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular Disclosure of Commitments and Contingencies

We have various contractual obligations that will affect our liquidity. The following table sets forth our contractual obligations as of September 30, 2006:

	Payments due by September 30,
		Within
	Total	2007	2008	2009	2010	2011	Thereafter
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating Lease Obligations	18,036,322	2,874,752	1,180,010	936,011	746,597	746,597	11,552,355
Capital Commitments (1)	8,336,225	8,336,225
Short-Term Debt Obligations (2)	253,000,000	253,000,000
Long-Term Debt Obligations (3)	1,880,000		940,000	940,000
Total	281,252,547	264,210,977	2,120,010	1,876,011	746,597	746,597	11,552,355

(1)	Includes capital commitments for purchase of plant, building construction, equipment, land use rights and technology use rights.

(2)	Represents short term loans from China Construction Bank Shangdi Branch, Beijing Bank Shangdi Branch and Deyang Commercial Bank.

(3)	Represents a third party’s loan repayable in 2008 and 2009 by two equal installments and bearing interest of 2.4% per annum. The borrowings are not secured.

On December 6, 2005, the Company entered into a transfer agreement with the Jilin Academy of Agricultural Sciences ("JAAS"). Pursuant to the transfer agreement, JAAS transferred a 23% equity interest in Jilin Jinong Hi−tech Limited ("Jinong") to the Company for RMB21,880,000.

During 2006, the Company entered into an agreement with Wanmeng Investment Limited to acquire an additional 19% equity interest in Biocentury Transgene (China) Co., Ltd. (“Biocentury”) for RMB16,700,000, of which RMB 5,000,000 has been paid. The transaction was approved by the relevant government authorities on October 19, 2006.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of September 30, 2006.

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

Gengchen Han is the Chairman and Chief Executive Officer of Origin and each of our PRC Operating Companies. Mr. Han is also the Executive Chairman of Beijing Origin and its affiliated companies, a position that he has held since founding the business in 1997. Dr. Han has more than 20 years of experience in research and development of hybrid seed products, particularly corn seed. From 1982 until 1984, Dr Han was a lecturer at the Henan Agriculture University. From 1984 to 1987, Dr. Han studied at Iowa State University and received his PhD degree in Plant Breeding and Cytogenics. From 1989 until 1990 he was with the International Maize and Wheat Improvement Center, or CIMMYT, in Mexico. He worked for Pioneer Hi-bred International from 1990 to 1996; his positions there included Regional Technical Coordinator for Asia/Pacific and Regional Supervisor for China Business.

Yasheng Yang is a director and the president, treasurer and Chief Operating Officer of Origin and is an executive officer of each of our PRC Operating Companies and Origin. He has been the President and Chief Operating Officer of Beijing Origin in its affiliated companies since 1998, principally responsible for advertising and marketing. Prior to joining Beijing Origin, from 1995 to 1997, he worked in the Fujian government as an officer, where he specialized in technology, medical and educational areas.

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

Bailiang Zhang is a director of Origin.   Professor Zhang serves in Henan Agriculture University since 1985, and occupies the position of president from 1994 to 2003. He is also acting as a representative of the National People’s Congress. As a result of his work in the field of agriculture, he has received numerous honors, including the 51 Labor Medal, one of the highest awards given to Chinese citizens in recognition of significant contributions to the welfare of the country.

Dafang Huang is a director of Origin. Mr. Huang has been the director and CAAS Professor of the Biotechnology Research Institute located in Beijingsince 1995. From 1993 to 1995, Mr. Huang was the Deputy Director and CAAS Professor of the Institute of Plant Protection. From 1986 to 1988 and in 1992, Mr. Huang was a visiting scientist at Cornell University and the Boyce Thompson Institute. From 1960 to 1965, Mr. Huang was working at the Beijing Agriculture University in the Department of Plant Pathology.

Kerry S. Propper is a director of Origin. He was a founder and has been the executive vice president and a director of Chardan since its inception in December 2003. Mr. Propper is the chief executive officer and a director of each of Chardan North China Acquisition Corp. II and Chardan South China Acquisition Corp. III, blank check companies organized to locate and consummate business combinations in the PRC. Mr. Propper is also a principal and CEO of Chardan Capital Markets, LLC, a broker dealer, which he founded with Steven Urbach in February 2003. Mr. Propper has been the owner and chief executive officer of The Gramercy Group LLC, a New York based broker/dealer, since July 2003. From February 1999 to March 2003 Mr. Propper was a founder, owner and managing director of Windsor Capital Advisors, LLC, an investment advisory and investment banking firm located in New York. Mr. Propper also founded The Private Capital Group LLC, a small private investment firm specializing in loans and convertible preferred debt and equity offerings for small public companies, in May 2000 and was affiliated with it until December 2003. From July 1997 until February 1999, Mr. Propper served as a senior trader of Aegis Capital Corp, a broker dealer and member firm of the NASD. Mr. Propper is also currently serving as a board member of Source Atlantic, Inc., a Boston-based health care technology company.

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

Michael W. Trimble is a director of Origin. Dr. Trimble is the founder of Trimble Genetics International LLC (“Trimble Genetics”) and has been the President of Trimble Genetics since 2001. Trimble Genetics is a plant genetics research company. Dr. Trimble is a leader in plant genetics research with over twenty-six years of experience in crop breeding and the agricultural seed industry. Dr. Trimble is an inventor of patents that have contributed to over $500 million in revenue. He also serves as a director for the African Agricultural Technology Foundation in Nairobi, Kenya. Dr. Trimble graduated with a Ph.D. degree from the University of Minnesota, and also completed graduate programs at Purdue University and Iowa State University.

Remo Richli is a director of Origin. He is an Associate Partner of Bridgelink AG, an international Mergers and Acquisitions firm headquartered in Switzerland. His activities include the acquisition and divestiture of companies as well as raising funds, including private equity deals. Prior to this he worked in the US as a financial expert at RP Associates in San Diego, a venture capital firm focusing on corporate finance and financial structures. During his time with RP Associates, Mr. Richli served also as Chief Financial Officer of one of its portfolio companies. From 1993 to 1999, Mr. Richli owned a consulting firm engaged in corporate finance consultancy for mid-sized companies and acted as the Chief Executive Officer of client companies on a consulting basis. From 1991 to 1993, Mr. Richli was a director at the Department of Finance in Switzerland. Mr. Richli is also a director of Diguang International Development Co. Limited. He studied in Switzerland and in the US and holds several degrees in Business and Economics.

Youqiang Wang is the Chief Financial Officer of Origin. He joined Origin in 2005. Prior to joining Origin, Mr. Wang has more than 16 years of experience both in China and the US including CITIC, a Mitsubishi subsidiary in northern California and Sinotech Investment Management. Mr. Wang graduated from University of Illinois at Urbana-Champaign and Peking University.

B. Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB 2,905,347.06 (US$367,579.33) for the nine months ended September 30, 2006. In addition, options to acquire an aggregate of 395,000 ordinary shares were granted to our directors and executive officers in 2005.

2005 Performance Equity Plan

Chardan adopted its 2005 Performance Equity Plan on October 28, 2005. After the closing of the merger of Chardan with and into Origin, the 2005 Performance Equity Plan became that of Origin by operation of law under the terms of the merger.

On November 8, 2005, our Stock Option Committee decided that options would be granted under a standard form of option agreement pursuant to the 2005 Performance Equity Plan to certain of our employees. The table set forth below summarizes our outstanding options for directors as of September 30, 2006. All of the options granted to directors have a vesting period of three years.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
Gengchen Han	75,000	$8.75/Share	November 8, 2005	November 8, 2010
Liang Yuan	30,000	$8.75/Share	November 8, 2005	November 8, 2010
Yasheng Yang	60,000	$8.75/Share	November 8, 2005	November 8, 2010
Steven Urbach	15,000	$8.75/Share	November 8, 2005	November 8, 2010
Kerry Propper	20,000	$8.75/Share	November 8, 2005	November 8, 2010
Remo Richli	25,000	$8.75/Share	November 8, 2005	November 8, 2010
Michael Chermak	15,000	$8.75/Share	November 8, 2005	November 8, 2010
Bailiang Zhang	15,000	$8.75/Share	November 8, 2005	November 8, 2010
Dafang Huang	15,000	$8.75/Share	November 8, 2005	November 8, 2010

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

Employment Agreements

Each of Dr. Gengchen Han and Messrs. Liang Yuan and Yasheng Yang have entered into employment agreements with State Harvest. Dr. Han is employed as the chairman and chief executive officer, Mr. Yuan as the executive vice chairman and Mr. Yang as the president and chief operating officer. The agreements have a term of three years commencing as of January 1, 2005, and provide for an annual salary of $250,000 for each of them and a discretionary cash bonus based on growth in the combined companies’ per-share value, achievement of growth and business targets, satisfaction of company capital requirements and other criteria. The executives are entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreements are terminable by State Harvest for death, disability and cause. The executive may terminate for good reason, which includes State Harvest’s breach, the executive’s loss of his seat on the board of directors, and change of control. In the event of termination for good reason or without cause, the executive will receive compensation and benefits under his or her employment agreement through the earlier of two years from the date of termination or through the term of the agreement. The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China. In the purchase agreement, there is an additional non-competition agreement applicable to these persons for the greater of five years after consummation or two years after employment that includes Hong Kong and Taiwan, in addition to China.

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

We adopted an Audit Committee charter under which the Committee is responsible for reviewing the scope, planning and staffing of the audit and preparation of the financial statements. This includes consultation with management, the auditors and other consultants and professionals involved in the preparation of the financial statements and reports. The Committee is responsible for performing oversight of our relationship with our independent auditor. The Committee also has a general compliance oversight role in assuring that our directors, officers and management comply with our code of ethics, review and approval of related party transactions, dealing with complaints regarding accounting, internal controls and auditing matters, and compliance with accounting and legal requirements applicable to us.

Pursuant to the terms of its charter, the Audit Committee’s responsibilities include, among other things:

•	annually reviewing and reassessing the adequacy of the Committee’s formal charter;

•	reviewing our annual audited financial statements with our management and our independent auditors and the adequacy of our internal accounting controls;

•	reviewing analyses prepared by management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	the engagement of the independent auditor;

•	reviewing the independence of the independent auditors;

•
reviewing our auditing and accounting principles and practices with the independent auditors and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditor or our management;

•	the appointment of the independent auditor;

•	approving professional services provided by the independent auditors, including the range of audit and non-audit fees; and

•	reviewing all related party transactions on an ongoing basis for potential conflicts of interest.

The Audit Committee will pre-approve the services to be provided by our independent auditors going forward. The Audit Committee also will also review and recommend to the board of directors whether or not to approve transactions between us and any officer or director that occurs outside the ordinary course of business.
Stock Option Committee

We established a Stock Option Committee with Steven Urbach and Remo Richli as its members. The purpose of the Stock Option Committee was to administer our stock option plans, including authority to make and modify awards under such plans. Initially, our only plan was the 2005 Performance Equity Plan, as assumed by Origin in the merger with Chardan.
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

Summary of Significant Differences in Corporate Governance Practices for Purposes of Rule 4350 of the Nasdaq Marketplace Rules

We are incorporated under the laws of the British Virgin Islands. Our ordinary shares are registered with the United States Securities and Exchange Commission and are listed on the Nasdaq Stock Market LLC. As a result, our corporate governance framework is subject to laws of the British Virgin Islands, or BVI, and the securities laws and regulations of the United States.

Under Rule 4350 of the Nasdaq Marketplace Rules, a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 4350. Rule 4350 requires U.S. domestic listed companies have a majority of independent directors on its board of directors. We are not required to have a majority of independent directors on our board of directors under BVI laws. Currently, three of nine directors are independent directors.

Under Rule 4350, a U.S. domestic issuer must solicit proxies and provide proxy statements for all meetings of shareholders. There are no such mandatory requirements under BVI laws. Our board of directors convened an annual shareholders meeting on December 15, 2006. There were no specific items that our board of directors requested the shareholders to vote on. We did not provide proxy statements for the meeting.

D. Employees.

We had 423, 511 and 743 employees as of December 31, 2004, 2005 and 2006, respectively. We plan to hire additional employees as we expand. Substantially all of our employees are located in China. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of September 30, 2006:

Areas of Operations	Number of Employees	Percentage of Total
Research and Development	49	6.59%
Sales and Marketing	191	25.7%
Production	212	28.5%
Quality Control	49	6.59%
Others	242	32.57%
Total	743	100%

From time to time, we also employ part-time employees, including independent contractors to support our research and development and production activities, and other temporary employees. During 2006, we had an aggregate of 58 temporary employees.

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

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E. Share ownership.

     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2006, by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned (*)
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han Chairman of the Board and Chief Executive Officer(1) (2)	3,336,400	14.2%
Yasheng Yang President, Treasurer and Chief Operating Officer and Director(1) (3)	1,946,550	8.3%
Liang Yuan Executive Vice Chairman and Director(1) (4)	3,336,400	14.2%
Kerry S. Propper Director(5)	236,142	1.01%
Steven Urbach Director(5)	80,749	0.34%
Michael W. Trimble	9,532	0.04%
Principal Shareholders:
Jeff Feinberg	1,804,619	7.69%
JLF Asset Management LLC	1,247,705	5.32%

* Beneficial ownership and percentage is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing PRC 102206.

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

(5)	The business address of Messrs. Propper and Trimble is c/o 625 Broadway, Suite 1111, San Diego, CA 92101.

None of the above shareholders have voting rights that differ from the voting rights of other shareholders. For information regarding stock options granted to them and other employees, see Item 6.B above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

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

Technical Service Agreements

As part of the reorganization of our PRC Operating Companies, all of the intellectual property rights of Beijing Origin, Changchun Origin and Henan Origin are being transferred to Origin Biotechnology pursuant to technology service agreements dated December 25, 2004. The purpose of this was to permit the better management and licensing of the intellectual property that the three assignors have developed. Under the technology agreements, Origin Biotechnology will provide technical research and production and distribution services for the seeds produced by the group. These services will include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The initial term is for three years, but the agreements are automatically renewed unless both parties agree to a termination. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds. Generally, the fees will be as follows: RMB 1.2 Yuan per kilogram of corn sold by the party receiving the technical services; RMB 6 Yuan per kilogram of rice sold by the party receiving the technical service and RMB 12 Yuan per kilogram of cotton sold by the party receiving the technical services. The fees are to be confirmed and paid at the end of each growing season.

Corn Originator Agreement

Beijing Origin entered into this agreement with Trimble Genetics International LLC, a corporation incorporated in Iowa of the United States (“Trimble Genetics”) on July 17, 2002. Trimble Genetics is a plant genetics research company. Michael W. Trimble, a director of Origin, is the founder of Trimble Genetics and currently owns 100% of its equity interest. Mr. Trimble has been the President of Trimble Genetics since 2001. Under this agreement, Beijing Origin appoints Trimble Genetics as its agent to test, promote, license and collect research fees on hybrids involving inbred lines of corn developed by Beijing Origin. Trimble Genetics retains fifty percent of such research fees and pays the remaining fifty percent to Beijing Origin. This agreement is immaterial in amount or significance. Up to the date of this Transition Report, we have not made any payment or incurred any payment liability to Trimble Genetics under this agreement.

Corn Inbred License Agreement

Beijing Origin entered into this agreement with Trimble Genetics on August 26, 2002. Under this agreement Trimble Genetics grants a non-exclusive license to Beijing Origin to use, maintain or increase certain corn inbred lines (“Inbreds”); Beijing Origin may, subject to express prior written approval of Trimble Genetics, allow any person or entity to use, maintain or increase the Inbreds. Beijing Origin agrees to pay Trimble Genetics annual research fees on or before August 31. Research fees payable under this agreement for each Inbred is based on a percentage of the full retail price. This agreement is immaterial in amount or significance. Up to the date of this Transition Report, we have not made any payment or incurred any payment liability to Trimble Genetics under this agreement. Beijing Origin and Trimble Genetics approved an addendum on February 24, 2003 in connection with the provision of Sweet Corn Inbreds and Hybrids by Trimble Genetics to Beijing Origin for production and marketing in China.

Corn Inbred and Hybrid Transfer and Use Agreement

Beijing Origin, or its predecessor, entered into this agreement with Trimble Genetics on September 6, 2002. Under this agreement, Trimble Genetics provides corn inbreds and hybrids to Beijing Origin for experimental testing purposes. The agreement applies to all corn inbreds and hybrids transferred from Trimble Genetics to Beijing Origin previously, currently or in the future. If a hybrid from the testing proves to be marketable, the parties will negotiate a license agreement. If for any reason, it is not possible to conclude a license agreement, Beijing Origin agrees to return all remnant inbred seed and to destroy any inbreds or hybrids that may have originated from the material provided by Trimble Genetics. This agreement is immaterial in amount or significance. Up to the date of this Transition Report, we have not made any payment or incurred any payment liability to Trimble Genetics under this agreement.

New Corn Seed Liyu 35 Joint Development Agreement

Beijing Origin entered into three Joint Development agreements with Shijiazhuang Liyu Technology Development Co., Ltd. on March 30, 2006 to jointly develop a new hybrid cord seed, Liyu 35. The proprietary right to the seed developed under this agreement belongs to Shijiazhuang Liyu Technology Development Co., Ltd, but Beijing Origin has exclusive production and marketing rights to this variety of seed. The agreement has no fixed term or termination date, but the agreement automatically terminates if the seeds produced by Beijing Origin are less than 3 million kilograms for three consecutive years, subject to limited exceptions. The fees payable by Beijing Origin represent a percentage of revenues from the sale of the varieties and plus a flat fee. For the nine months ended September 30, 2006, Beijing Origin paid RMB201 (US$ 25) to Shijiazhuang Liyu for the development of Liyu 35.

Joint Development Agreements

Beijing Origin, or its predecessor, has entered into three joint development agreements with Corn Research Institute of Li County in Hebei Province, China, to develop new hybrid corn seeds. Corn Research Institute of Li County was incorporated as Shijiazhuang Liyu Technology Development Co., Ltd. on May 2004, of which a 30% equity interest was owned by Yang Yasheng, a major shareholder and director of Origin. Yang Yasheng transferred his 30% interest to Beijing Origin on September 2004. On March 11, 2004, Corn Research Institute of Li County, Shijiazhuang Liyu Technology Development Co., Ltd. and Beijing Origin entered into an agreement pursuant to which all the rights and obligations of Corn Research Institute of Li County under the three joint development agreements were assumed by Shijiazhuang Liyu Technology Development Co., Ltd after the dissolution of Corn Research Institute of Li County. In accordance with these joint development agreements, the parties agreed to jointly develop six varieties of new corn hybrid seeds, Liyu 26, Liyu 16, Liyu 6, Liyu 15, Li 168, and Li 9918. The proprietary rights to the varieties of seeds developed under these agreements belongs to Corn Research Institute of Li County, now Shijiazhuang Liyu Technology Development Co., Ltd, but Beijing Origin has exclusive right to production and marketing of these seeds. The fees payable by Beijing Origin represent a percentage of revenues from the sale of the varieties, and plus a flat fee with respect to Liyu 26 and Liyu 16. The agreements have no fixed term or termination date. The agreements may be terminated for breach by either party. We may terminate the agreements at any time, in effect, by not producing seeds, without penalty. The amount of fees paid to Shijiazhuang Liyu Technology Development Co., Ltd. under these agreements were $1.08 million, $1.49 million, $0.16 million and $0.55million for the years ended December 31, 2004, and 2005, and for the nine months ended September 30, 2005 and 2006, respectively.

Technology Transfer Agreement

Beijing Origin, or its predecessor, entered into this agreement with Henan Agriculture University in 1998. Henan Agriculture University currently owns a 2.04% equity interest in Beijing Origin. Under this agreement, the proprietary right to the new variety of seed, Yuyu 22, belongs to Henan Agriculture University. Beijing Origin has the right to propagate, produce and sell the new corn variety. The fee payable under this agreement is RMB20 per mu (unit of area equivalent to 0.164 of an acre) of seed production area per year. There is no fixed term or termination date of this agreement.

Amounts due from and to minority shareholders of Denong

As of September 30, 2006, amounts due from minority shareholders of Denong are RMB 2.74 million (US$ 0.35 million ). The amounts represent receivables from a group of minority shareholders for unpaid capital of a subsidiary of Denong. Amounts to minority shareholders of Denong are RMB 7.71 million (US$ 0.98 million). The amounts represent temporary fund by four minority shareholders of Denong and are payable on demand with no interest.

Loan Agreement

On January 2006, Beijing Origin entered into a loan agreement with the shareholders of Jilin Changrong. Under this agreement, Beijing Origin provided a loan of RMB 6.5 million (US$ 0.82 million) to the shareholders of Jilin Changrong to set up Jilin Changrong. The loan will be repaid within 3 years with an interest rate which will be equivalent to the bank interest rate on the date of repayment.

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

We have appended consolidated financial statements filed as part of this Transition Report. See Item 18 “Financial Statements.”

Legal Proceedings

On December 30, 2000, Lin Ze Xian Origin Seed Technology Development Co., Ltd., or Lin Ze Origin, entered into a guarantee agreement with Agriculture Bank of China Lin Ze Branch to guarantee a loan extended by Agriculture Bank of China Lin Ze Branch to Lin Ze Xian Seed Company. Lin Ze Origin subsequently merged into Beijing Origin, which assumed the rights and obligations of Lin Ze Origin by operation of law under the guarantee agreement. Upon Lin Ze Xian Seed Company’s announcement of bankruptcy, we were required to repay the outstanding loan. On December 28, 2001, the Company was ordered by the Lin Ze Xian People’s Court to pay approximately RMB2,872,000 to Agricultural Bank of China Lin Ze Branch in fulfillment of the guarantee obligation. The civil judgment of the Zhangyi Intermediate People’s Court suspended this decision pending final outcome of Lin Ze Xian Seed Company’s bankruptcy hearings.

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

B. Significant changes.

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this Transition Report.

ITEM 9. THE OFFER AND LISTING

A. Offering and listing details.

The common stock, warrants and units of Chardan, our predecessor, were quoted on the Over the Counter Bulletin Board (“OTCBB”) under the symbols of CAQC, CAQCW and CAQCU, respectively. Chardan’s Units commenced public trading on March 22, 2004, and its common stock and warrants commenced public trading on March 29, 2004. On November 8, 2005, Chardan merged with and into Origin for the purpose of redomestication out of the United States. On November 8, 2005, Origin’s ordinary shares were approved to be listed on the then Nasdaq National Market, now the Nasdaq Global Market, under the symbol of SEED. Through January 9, 2006, approximately 8,041,000 of the 8,050,000 warrants that were then issued and outstanding were exercised at a price of $5.00 per warrant. Holders of the few remaining warrants that were not exercised were paid $.01 per warrant and the warrants were extinguished.

The following table provides the high and low trading prices for Origin’s common stock, and historical prices for the common stock, warrants and units of Chardan for the periods indicated below.

	The OTCBB Price per Common Stock		The OTCBB Price per Warrant		The OTCBB Price per Unit		The Nasdaq Global Market Price per Share
	High	Low	High	Low	High	Low	High	Low
Annual Market Prices
Year 2004 (from March 22, 2004)	6.65	4.65	1.90	0.61	6.95	5.70	N/A	N/A
Year 2005 (until November 8, 2005)	10.38	6.20	5.06	1.60	20.20	9.30	N/A	N/A
Year 2005 (from November 8, 2005)	N/A	N/A	N/A	N/A	N/A	N/A	13.80	8.45
Year 2006 (until December 31, 2006)	N/A	N/A	N/A	N/A	N/A	N/A	18.35	9.31

Quarterly Market Prices
First Quarter 2004	N/A	N/A	N/A	N/A	6.25	5.99	N/A	N/A
Second Quarter 2004	5.00	4.65	1.05	0.64	6.95	6.03	N/A	N/A
Third Quarter 2004	4.94	4.75	0.85	0.61	6.80	5.70	N/A	N/A
Fourth Quarter 2004	6.65	4.85	2.03	0.62	10.60	6.00	N/A	N/A
First Quarter 2005	8.20	6.10	3.21	1.60	14.35	9.30	N/A	N/A
Second Quarter 2005	9.10	7.30	3.35	2.00	15.50	12.25	N/A	N/A
Third Quarter 2005	9.74	7.85	8.60	3.75	30.00	14.86	N/A	N/A
Fourth Quarter 2005	N/A	N/A	N/A	N/A	N/A	N/A	13.80	8.45
First Quarter 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.56	14.74
Second Quarter 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.49	12.27
Third Quarter 2006	N/A	N/A	N/A	N/A	N/A	N/A	14.54	9.31
Fourth Quarter 2006	N/A	N/A	N/A	N/A	N/A	N/A	15.12	10.15

Monthly Market Prices
January 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.70	11.48
February 2006	N/A	N/A	N/A	N/A	N/A	N/A	18.35	15.35
March 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.50	14.94
April 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.74	16.10
May 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.36	13.16
June 2006	N/A	N/A	N/A	N/A	N/A	N/A	15.00	12.18
July 2006	N/A	N/A	N/A	N/A	N/A	N/A	14.54	9.40
August 2006	N/A	N/A	N/A	N/A	N/A	N/A	12.00	9.31
September 2006	N/A	N/A	N/A	N/A	N/A	N/A	12.46	10.57
October 2006	N/A	N/A	N/A	N/A	N/A	N/A	11.99	10.69
November 2006	N/A	N/A	N/A	N/A	N/A	N/A	15.12	10.57
December 2006	N/A	N/A	N/A	N/A	N/A	N/A	12.85	10.15
January 2007	N/A	N/A	N/A	N/A	N/A	N/A	11.88	8.61

B. Plan of distribution.

Not applicable.

C. Markets.

See Item 9.A above.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

We incorporate by reference into this Transition Report the description of our amended and restated memorandum and articles of association contained in our 20-F annual report (File No. 000-51576), as amended, initially filed with the Commission on July 14, 2006.

C. Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this Transition Report on Form 20-F.

D. Exchange controls.

British Virgin Islands

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary or preferred shares or on the conduct of our operations in the BVI, where we were incorporated. There are no material BVI laws which impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary or preferred shares. BVI law and our Amended and Restated M&A impose no material limitations on the right of non-residents or foreign owners to hold or vote our ordinary or preferred shares.

China

China’s government imposes control over the convertibility of RMB into foreign currencies. Under the current unified floating exchange rate system, the China Foreign Exchange Transaction Center, authorized by the People’s Bank of China, publishes a daily exchange rate for RMB, or the PBOC Exchange Rate, based on the weighted average of quotations from all the market makers in the inter-bank foreign exchange market before open quotation. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible upon the proper production of qualified commercial vouchers or legal documents as required by the Regulations. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China upon the proper production of, inter alia, the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, and security investment, is still subject to the approval of the State Administration of Foreign Exchange or any authorized local branches, or SAFE or the Branches, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision as Article 5 which provides that the State shall not impose restrictions on recurring international payments and transfers under current accounts.

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

We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (1) any cash, cash equivalents, and cash invested in short-term, interest-bearing debt instruments or bank deposits that is readily convertible into cash, will generally count as producing passive income or held for the production of passive income and (2) the average value of our gross assets is calculated based on our market capitalization. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We believe that we were not a PFIC for the taxable year 2005. However, there can be no assurance that we will not be a PFIC for the taxable year 2006 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2006 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for the production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

If we were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ordinary shares. Distributions in respect of your ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (1) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (2) the amount allocated to the current year and any tax year before we became a PFIC would be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of taxes for any period described under (3) above would be imposed with respect to any portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “Dividends on ordinary shares” section above.

If we were a PFIC in any year, and if you are a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ordinary shares. However, we do not intend to generate, or share with you, information that you might need to properly complete IRS Form 8621. You should consult with your own tax adviser regarding reporting requirements with regard to your ordinary shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ordinary shares provided our ordinary shares are “marketable.” Our ordinary shares will be “marketable” as long as they remain regularly traded on the Nasdaq Global Market. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ordinary shares would be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares. Separately, if we were a PFIC in any year, you would be able to avoid the “excess distribution” rules by making a timely election to treat us as a so-called “Qualified Electing Fund”, or QEF. You would then generally be required to include in gross income for any taxable year (1) as ordinary income, your pro rata share of our ordinary earnings for the taxable year, and (2) as long-term capital gain, your pro rata share of our net capital gain for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a QEF election and you will, therefore, not be able to make or maintain such an election with respect to your ordinary shares.

Non-U.S. Holders

If you beneficially own ordinary shares and are not a U.S. Holder for U.S. federal income tax purposes, or a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to ordinary shares unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires, as a condition for you to be subject to U.S. federal income tax with respect to income from your ordinary shares, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ordinary shares, unless:

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

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We have filed this Transition Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this Transition Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Transition Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this Transition Report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 450 Fifth Street N.W. Washington D.C. 20549.

You can also obtain copies of this Transition Report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

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

We have recorded nil foreign exchange gains/losses in net income for the nine months ended September 30, 2006, due to the recent revaluation of the Renminbi against the U.S. dollar by the PRC government. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are fixed, as well as re-evaluate its decades-old policy of using a fixed-rate regime to govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures: As of September 30, 2006 (the “Evaluation Date“), the Company conducted an evaluation (under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act“), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

(b) Report of Origin’s Management on Internal Control Over Financial Reporting: Origin’s Executive Board and management are responsible for establishing and maintaining adequate internal control over financial reporting as of September 30, 2006. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Executive Board regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006. In making this assessment, it used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, management has concluded that, as of September 30, 2006, The Company’s internal control over financial reporting is effective.

(c) Changes in internal control over financial reporting: There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS.

On January 18, 2007, our board of directors adopted a code of ethics for senior executive and financial officers (i) to promote the honest and ethical conduct of our senior executive and financial officers, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed with or submitted to the United States Securities and Exchange Commission and in other public communications by us; (iii) to promote compliance with all applicable laws, rules and regulations that apply to the Company and its senior executive and financial officers; (iv) to deter wrongdoing; and (v) to promote prompt internal reporting of breaches of, and accountability for adherence to, this code. A copy of the code of ethics is filed as an exhibit to this Transition Report.

On January 18, 2007, our board of directors also adopted a code of conduct for our employees, including directors and officers. The purpose of this Code of Conduct (this “Code”) is to provide a summary of certain of the Company’s key policies and procedures, and to ensure lawful and ethical conduct. A copy of the code of conduct is filed as an exhibit to this Transition Report.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)        Audit Fees.

The aggregate fees billed for 2002, 2003 and 2004 for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the audit of the annual financial statements of State Harvest Holdings Limited were $0.3 million. The aggregate fees billed for 2005 for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the audit of the annual financial statements of Origin Agritech Limited were $0.5 million.  The aggregate fees billed for the nine months ended September 30, 2006 for professional services rendered by BDO McCabe Lo Limited for the review of the financial statements of the six months ended June 30, 2006 and for the audit of the financial statements of the nine months ended September 30, 2006 of Origin Agritech Limited were $0.38 million.

(b)       Audit - Related Fees

No fees were billed in each of the last three fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item 16C for 2004, 2005 and for the nine months ended September 30, 2005 and 2006.

(c)        Tax Fees

We did not enter into any engagement in 2004, 2005 or 2006 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements for the Company and its subsidiaries are included at the end of this Transition Report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit
Number	Description
1.1
Memorandum and Articles of Association of Origin Agritech Limited re-registered under the new Business Companies Act of the British Virgin Islands as of July 10, 2006 (Incorporated by reference to Exhibit 1.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

2.1
Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.2 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.1
2005 Performance Equity Plan (Incorporated by reference to Annex D of the proxy statement/prospectus included in our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 27, 2005)

4.2
Form of Employee Share Option Agreement of Origin Agritech Limited (Incorporated by reference to Exhibit 4.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

4.3
Technical Service Agreement between Origin Biotechnology and Beijing Origin (Incorporated by reference to Exhibit 10.14 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.4
Technical Service Agreement between Origin Biotechnology and Henan Origin (Incorporated by reference to Exhibit 10.15 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.5
Technical Service Agreement between Origin Biotechnology and Changchun Origin (Incorporated by reference to Exhibit 10.16 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.6
Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.17 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.7
Employment Agreement between State Harvest and Dr. Han Gengchen (Incorporated by reference to Exhibit 10.20 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on July 7, 2005).

4.8
Employment Agreement between State Harvest and Mr. Yang Yasheng (Incorporated by reference to Exhibit 10.21 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on July 7, 2005)

4.9
Employment Agreement between State Harvest and Mr. Yuan Liang (Incorporated by reference to Exhibit 10.22 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on July 7, 2005)

4.10
Form of Voting Agreement among Origin and Dr. Han and Messrs. Yang and Yuan (Incorporated by reference to Exhibit 10.24 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on July 7, 2005)

4.11
Form Corn Seed Production Booking Contract (Incorporated by reference to Exhibit 10.26 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.12
Technology Transfer Agreement between Henan Agriculture University and Beijing Origin (YuYu22) (Incorporated by reference to Exhibit 10.27 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.13
Joint Development agreement with Corn Research Institute of Li County (1st Agreement) (Incorporated by reference to Exhibit 10.28 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.14
Joint Development Agreement with Corn Research Institute of Li County (2nd Agreement) (Incorporated by reference to Exhibit 10.29 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005)

4.15
Joint Development Agreement with Hubei Province Shiyan Agricultural Sciences Institute (EYu10) (Incorporated by reference to Exhibit 10.30 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005)

4.16
Form Equity Transfer Agreement between Beijing Origin and shareholders of Denong Zhengcheng Seed Co., Ltd. pursuant to which Beijing Origin acquired 52.21% equity interest in Denong Zhengcheng Seed Co., Ltd. dated as of January 16, 2006 (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

4.17
Equity Transfer Agreement between Beijing Origin and Jilin Academy of Agriculture Science dated as of December 6, 2005 (Incorporated by reference to Exhibit 4.17 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

4.18
Equity Transfer Agreement between Beijing Origin and China National Center for Biotechnology Development dated as of December 28, 2004(Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

4.19	Capital Contribution Agreement (Incorporated by reference to Exhibit 4.19 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

4.20
New Corn Seed Liyu 35 Joint Development Agreement between Beijing Origin and Shijiazhuang Liyu Technology Development Co., Ltd. dated as of March 30, 2006 (Incorporated by reference to Exhibit 4.20 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

4.21
Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 31, 2002 (Incorporated by reference to Exhibit 4.21 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

4.22
Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 9, 2003 (Incorporated by reference to Exhibit 4.22 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

4.23
Technology Transfer and Cooperation Agreement Concerning a New Corn Hybrid Yuyu 20 (Incorporated by reference to Exhibit 4.23 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

4.24	Renminbi Capital Loan Contract (Incorporated by reference to Exhibit 4.24 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

4.25	Mortgage Contract (Incorporated by reference to Exhibit 4.25 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

4.26	Form of Hybrid Corn Seed Sales Contract (Incorporated by reference to Exhibit 4.26 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

4.27	Corn Hybrid Seed Production Booking Contract Dated April 4, 2006 between Beijing Origin and Jilin Changrong

4.28	Share Transfer Agreement and Supplementary Agreement Dated June 13, 2006 between Beijing Origin and China M&A Management Holdings, Inc.

4.29	Renminbi Capital Loan Contract Dated July 24, 2006 between Beijing Origin and China Construction Bank Corporation Beijing Shangdi Sub-Branch

4.30	Mortgage Contract Dated July 18, 2006 between Beijing Origin and China Construction Bank Corporation Beijing Shangdi Sub-Branch

4.31	Loan Contract Dated September 14, 2006 between Beijing Origin and Bank of Beijing Shangdi Sub-Branch

4.32	Loan Contract Dated February 13, 2006 between Denong and Deyang City Commercial Bank

4.33	Loan Agreement Dated January 19, 2006 and Supplementary Agreement Dated November 9, 2006 between Beijing Origin and Individuals

8.1	Updated List of subsidiaries

11.1	Code of Ethics

11.2	Code of Coduct

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Transition Report on its behalf.

ORIGIN AGRITECH LIMITED

Date: February 15, 2007	/s/ Han Gengchen
Name: Han Gengchen Title: Chief Executive Officer

ORIGIN AGRITECH LIMITED

Reports of Independent Registered Public Accounting Firms and Consolidated Financial Statements
For the years ended December 31, 2004, 2005 and the nine months ended September 30, 2006

ORIGIN AGRITECH LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	F−1

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND SEPTEMBER 30, 2006	F−2

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005, AND THE NINE MONTHS ENDED SEPTEMBER 30,2005 (UNAUDITED) AND SEPTEMBER 30, 2006	F-3

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2005 (UNAUDITED) AND SEPTEMBER 30, 2006	F−4

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005, AND THE NINE MONTHS ENDED SEPTEMBER 30, 2005 (UNAUDITED) AND SEPTEMBER 30, 2006	F−5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F−7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ORIGIN AGRITECH LIMITED

We have audited the accompanying consolidated balance sheet of Origin Agritech Limited and its subsidiaries and variable interest entities (the "Company") as of December 31, 2005 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the two years ended December 31, 2005, all expressed in Renminbi. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and the results of its operations and its cash flows for each of the two years ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated statement of operations and cash flows of Origin Agritech Limited and its subsidiaries and variable interest entities for the nine months ended September 30, 2005 were not audited by us and, accordingly, we do not express an opinion on them.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, China
July 14, 2006

F-1A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ORIGIN AGRITECH LIMITED

We have audited the accompanying consolidated balance sheet of Origin Agritech Limited and its subsidiaries and variable interest entities (the "Company") as of September 30, 2006 and the related consolidated statement of operations, shareholders' equity, and cash flows for the nine months ended September 30, 2006, all expressed in Renminbi. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2006 and the result of its operations and its cash flows for the nine months ended September 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

BDO McCabe Lo Limited
Hong Kong, February 15, 2007

F-1B

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,	September 30,
	2005	2006	2006
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	237,828	140,953	17,833
Debt securities (note 3)	-	146,816	18,575
Accounts receivables, less allowances for doubtful amounts of RMBNil and RMB1,388 as of December 31, 2005 and September 30, 2006 respectively	-	12,467	1,577
Due from related parties (note 4)	3,373	6,868	869
Advances to suppliers (note 5)	38,626	3,559	451
Advances to growers	-	49,250	6,230
Inventories (note 6)	355,699	343,575	43,468
Income tax recoverable	3,366	2,186	277
Prepaid expenses and other current assets (note 7)	10,334	12,766	1,615

Total current assets	649,226	718,440	90,895
Land use rights, net (note 8)	16,616	16,923	2,141
Plant and equipment, net (note 9)	104,987	125,425	15,869
Equity investments (note 10)	16,830	38,888	4,920
Goodwill (note 1)	-	10,900	1,379
Due from related parties (note 4)	-	6,500	822
Acquired intangible assets, net (note 11)	4,778	29,878	3,780
Deferred income tax assets (note 17)	327	4,042	511
Other assets (note 12)	6,005	33,130	4,191

Total assets	798,769	984,126	124,508

Liabilities, minority interests and shareholder’s equity
Current liabilities:
Short-term borrowings (note 13)	63,000	253,000	32,009
Accounts payable	28,823	22,012	2,785
Due to growers	66,195	38,794	4,908
Due to related parties (note 4)	1,938	10,335	1,308
Advances from customers	102,743	76,143	9,633
Deferred revenues	181,583	24,101	3,049
Income tax payable	39,251	39,059	4,942
Other payables and accrued expenses (note 14)	16,083	46,187	5,840

Total current liabilities	499,616	509,631	64,474

Long-term borrowings (note 13)	1,880	1,880	238
Other long-term liability (note 15)	2,872	1,000	127

Total liabilities	504,368	512,511	64,839

Minority interests	3,234	13,049	1,651

Commitments and contingencies (note 21)

Shareholder’s equity:
Preferred stock (no par value;1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 18,203,193 shares issued and outstanding as of December 31, 2005; 23,472,910 shares issued and outstanding as of September 30, 2006 )	-	-	-
Additional paid-in capital	246,093	340,810	43,119
Retained earnings	45,465	121,796	15,410
Accumulated other comprehensive loss	(391)	(4,040)	(511)

Total shareholders’ equity	291,167	458,566	58,018

Total liabilities, minority interests and shareholders’ equity	798,769	984,126	124,508

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share data)

	Year ended December 31,		Nine months ended September 30,
	2004	2005	2005	2006	2006
	RMB	RMB	RMB	RMB	US$
			(Unaudited)

Revenues	301,520	207,291	208,380	522,999	66,169
Cost of revenues	(178,313)	(129,162)	(126,418)	(358,804)	(45,395)

Gross profit	123,207	78,129	81,962	164,195	20,774

Operating expenses:
Selling and marketing	(20,390)	(27,037)	(18,993)	(49,651)	(6,282)
General and administrative	(24,149)	(28,983)	(19,712)	(45,111)	(5,707)
Research and development	(6,774)	(6,977)	(5,963)	(13,144)	(1,663)

Total operating expenses	(51,313)	(62,997)	(44,668)	(107,906)	(13,652)

Other operating income	-	2,309	-	-	-

Income from operations	71,894	17,441	37,294	56,289	7,122
Interest expense	(831)	(1,829)	(1,443)	(5,005)	(633)
Share of earnings in equity investee companies	1,925	879	305	12,828	1,623
Interest income	371	886	421	8,783	1,111
Other income	149	300	62	2,893	366

Income before income taxes and minority interests	73,508	17,677	36,639	75,788	9,589
Income tax expense (note 17)
Current	(5,975)	(1,313)	(1,563)	(1,428)	(181)
Deferred	(1,723)	(92)	358	1,061	135

Income tax expense	(7,698)	(1,405)	(1,205)	(367)	(46)

Income before minority interests	65,810	16,272	35,434	75,421	9,543
Minority interests	(351)	137	(510)	910	115

Net income	65,459	16,409	34,924	76,331	9,658

Net income per share - basic (note 18)	RMB6.55	RMB1.52	RMB3.49	RMB3.25	US$0.41

Net income per share - diluted (note 18)	RMB6.55	RMB1.46	RMB3.49	RMB3.03	US$0.38

Shares used in calculating basic net income per share	10,000,000	10,786,719	10,000,000	23,472,910	23,472,910

Shares used in calculating diluted net income per share	10,000,000	11,220,157	10,000,000	25,187,753	25,187, 753

Cash dividend per share	RMB0.20	RMB0.73	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In thousands, except share data)

				Retained	Accumulated
			Additional	Earnings	Other	Total
	Common shares		paid-in	(accumulated	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	capital	deficit)	loss	equity	income
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2004	-	-	100,000	(26,566)	-	73,434
Net income	-	-	-	65,459	-	65,459	65,459
Capital contribution	10,000	83	-	-	-	83	-
Cash dividend	-	-	-	(2,000)	-	(2,000)	-

Balance as of December 31, 2004	10,000	83	100,000	36,893	-	136,976
For the year ended December 31, 2004							65,459

Net income	-	-	-	16,409	-	16,409	16,409
Recapitalization in connection with the Share Exchange Transaction (note 1)	15,090,000	(83)	113,324	-	-	113,241	-
Issuance of common shares upon exercise of Warrants (note 19)	2,793,868	-	112,872	-	-	112,872	-
Issuance of common shares upon conversion of Unit Purchase Options (note 19)	309,325	-	-	-	-	-	-
Share-based compensation expense	-	-	774	-	-	774	-
Cumulative translation adjustment	-	-	-	-	(391)	(391)	(391)
Deemed distribution (note 1)	-	-	(80,877)	-	-	(80,877)	-
Cash dividend	-	-	-	(7,837)	-	(7,837)	-

Balance as of December 31, 2005	18,203,193	-	246,093	45,465	(391)	291,167
For the year ended December 31, 2005							16,018

Net income	-	-		76,331	-	76,331	76,331
Issuance of common shares upon exercise of Unit Purchase Options (note 19)	19,833	-	-	-	-	-	-
Issuance of common shares upon exercise of Warrants (note 19)	5,249,884	-	211,712	-	-	211,712	-
Share-based compensation expense	-	-	3,986	-	-	3,986	-
Cumulative translation adjustment	-	-		-	(3,649)	(3,649)	(3,649)
Deemed distribution (note 1)	-	-	(120,981)	-	-	(120,981)	-

Balance as of September 30, 2006	23,472,910	-	340,810	121,796	(4,040)	458,566
For the nine months ended September 30, 2006							72,682

In US$		-	43,119	15,410	(511)	58,018	9,196

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Year ended December 31,		Nine months ended September 30,
	2004	2005	2005	2006	2006
	RMB	RMB	RMB	RMB	US$
			(Unaudited)

Operating activities:
Net income	65,459	16,409	34,924	76,331	9,658
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,225	6,754	4,284	11,677	1,477
Loss (gain) on disposal of plant and equipment	76	(26)	347	146	18
Gain on disposal of debt securities	-	-	-	(394)	(50)
Bad debt provision	-	125	-	(116)	(15)
Inventory write down	-	1,685	3,522	4,194	531
Interest capitalized in plant and equipment	-	(1,207)	-	-	-
Written-off of acquired research & development expenses	-	-	-	1,297	164
Minority interests	351	(137)	510	(910)	(115)
Share-based compensation expense	-	774	-	3,986	504
Share of earnings in equity investee companies	(1,925)	(879)	(305)	(12,828)	(1,623)
Changes in operating assets and liabilities:
Accounts receivable, net	-	-	-	(9,954)	(1,259)
Due from related parties	(264)	(2,588)	86	(754)	(95)
Advances to growers	-	-	(7,141)	(49,250)	(6,230)
Advances to suppliers	5,727	(36,982)	(7,620)	25,533	3,230
Inventories	(64,933)	(121,563)	94,012	215,400	27,252
Income tax recoverable	(6,081)	4,166	6,196	1,180	149
Prepaid expenses and other current assets	(1,765)	(4,734)	(3,147)	45,173	5,715
Deferred income tax assets	1,723	92	(357)	(3,715)	(470)
Other assets	(82)	(70)	(321)	1,484	188
Accounts payable	8,267	6,081	(19,860)	(56,994)	(7,211)
Due to growers	47,946	(17,162)	(83,357)	(27,401)	(3,467)
Due to related parties	1,413	(1,497)	8,538	688	87
Advances from customers	5,264	24,060	(15,259)	(75,388)	(9,538)
Deferred revenues	(27,375)	143,662	(37,903)	(247,364)	(31,296)
Income tax payable	1,152	(960)	(1,175)	(192)	(24)
Other long-term liabilities	-	-	2,000	(1,872)	(237)
Other payables and accrued expenses	2,567	8,384	2,126	(23,217)	(2,937)

Net cash provided by (used in) operating activities	42,745	24,387	(19,900)	(123,260)	(15,594)

Investing activities:
Dividends received	-	-	-	1,200	152
Purchase of plant and equipment	(15,470)	(43,198)	(25,062)	(9,504)	(1,202)
Purchase of debt securities	-	-	-	(201,544)	(25,499)
Loan to shareholders of an equity investee	-	-	-	(6,500)	(822)
Proceeds from disposal of plant and equipment	255	94	(200)	1,015	128
Proceeds from sale of debt securities	-	-	-	55,122	6,974
Purchase of land use rights	(536)	(5,701)	(2,456)	(5,379)	(681)
Acquisition of cost method investment	(8,320)	(5,676)	(5,676)	-	-
Acquisition of equity method investment	(30)	-	-	(10,430)	(1,320)
Deposit for purchase of a subsidiary	-	(2,000)	-	-	-
Deposits for purchase of acquired technology	-	(1,995)	-	(10,940)	(1,384)
Deposits for purchase of plant and equipment	-	(1,325)	(5,188)	(4,341)	(549)
Business acquisition, net of cash acquired (note 1)	-	-	-	(36,298)	(4,592)
Deposit for purchase of equity investment	-	-	-	(10,000)	(1,265)
Purchase of intangible assets	(3,100)	(2,921)	(500)	(7,373)	(933)

Net cash used in investing activities	(27,201)	(62,722)	(39,082)	(244,972)	(30,993)

CONSOLIDATED STATEMENT OF CASH FLOWS - CONTINUED
(In thousands)

	Year ended December 31,		Nine months ended September 30,
	2004	2005	2005	2006	2006
	RMB	RMB	RMB	RMB	US$
			(Unaudited)

Financing activities:
Proceeds from short-term borrowings	41,000	77,000	65,420	231,000	29,226
Repayment of short-term borrowings	(35,000)	(55,000)	(58,680)	(41,000)	(5,187)
Repayment of third party loans	-	-	-	(10,693)	(1,353)
Proceeds from long-term borrowings	-	1,880	-	-	-
Net cash inflow from the Share Exchange Transaction, net of transaction costs (note 1)	-	159,831	-	-	-
Cash dividend	(2,000)	(7,837)	-	-	-
Dividend paid to minority owners	-	(163)	-	-	-
Deemed distribution (note 1)	-	(80,877)	-	(120,981)	(15,306)
Issuance of share capital	83	-	-	-	-
Advance from a shareholder	-	8,276	-	-	-
Advance from minority shareholders of Denong	-	-		4,968	628
Repayment to a shareholder	-	(8,276)	-	-	-
Exercise of warrants	-	112,872	-	211,712	26,785

Net cash provided by financing activities	4,083	207,706	6,740	275,006	34,793

Net increase (decrease) in cash and cash equivalents	19,627	169,371	(52,242)	(93,226)	(11,794)
Cash and cash equivalents, beginning of year	49,221	68,848	68,848	237,828	30,090
Effect of exchange rate changes on cash and cash equivalents	-	(391)	45	(3,649)	(463)
Cash and cash equivalents, end of year	68,848	237,828	16,651	140,953	17,833

Supplemental disclosure of cash flow information:
Income taxes paid	10,905	4,700	1,782	2,382	301

Interest paid	831	3,036	2,360	4,852	614

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Origin Agritech Limited ("Agritech"), incorporated under the laws of the British Virgin Islands, and its subsidiaries and variable interest entities (together, the "Company") are engaged in hybrid crop seed development, production and distribution. As of September 30, 2006, details of the Company’s subsidiaries and variable interest entities are as follows:

	Date of	Place of
	incorporation	Incorporation	Percentage	Principal
Name	or establishment	or establishment	of ownership	activity

Subsidiary:
State Harvest Holdings Limited	October 6, 2004	British Virgin	100%	Investment holding
(“State Harvest”)		Islands

Beijing Origin State Harvest	December 1, 2004	People’s Republic	100%	Hybrid seed
Biotechnology Limited		of China (“PRC”)		technology
				development
Variable interest entity:
Beijing Origin Seed Limited (note (i))	December 26, 1997	PRC	-	Hybrid crop seed development,
				production and
				distribution
Subsidiaries held by Beijing Origin Seed Limited

He Nan Origin Cotton Technology Development Limited (note (i))	March 2, 2001	PRC	90%	Hybrid crop seed development, production and
				distribution

Chang Chun Origin Seed Technology Development Limited (note (i))	April 29, 2003	PRC	99%	Hybrid crop seed development, production and
				distribution

Denong Zhengcheng Seed Limited (note (ii))	June 21,2000	PRC	52.21%	Hybrid crop seed development, production and
				distribution
Subsidiaries held by Denong:

Guizhou Denong Seed Limited (note(ii))	January 2,2001	PRC	56.6%	Hybrid crop seed development, production and
				distribution

Hunan Denong Seed Limited (note(ii))	January 16,2001	PRC	72.5%	Hybrid crop seed development, production and
				distribution

Note (i): Beijing Origin Seed Limited, He Nan Origin Cotton Technology Development Limited and Chang Chun Origin Seed Technology Development Limited are collectively referred to as "Beijing Origin".

Note (ii): Denong Zhengcheng Seed Limited and its subsidiaries are collectively referred to as "Denong".

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - CONTINUED

The Share Exchange Transaction

On December 20, 2004, Chardan China Acquisition Corp. ("Chardan") entered into a Stock Purchase Agreement with State Harvest, and all the stockholders of State Harvest for Chardan's acquisition of State Harvest. For the acquisition, Chardan formed its wholly−owned subsidiary, Agritech. On November 8, 2005, the closing date of the acquisition (the "Closing Date" ), Chardan merged with and into Agritech for the purpose of redomestication out of the United States. The redomestication merger was achieved by a one−for−one exchange of all the outstanding common stock of Chardan for common stock of Agritech and the assumption of all the rights and obligations of Chardan by Agritech, including assumption of the outstanding warrants of Chardan. Immediately after the redomestication merger, Agritech acquired all the common stock of State Harvest by the issuance of shares and payments of cash consideration to the then shareholders of State Harvest ("State Harvest Shareholders") or their designee, making it a wholly owned subsidiary (the "Share Exchange Transaction"). State Harvest Shareholders and their designee were paid an aggregate of US$10,000 in cash, using the funds held in the trust account of Chardan, and were issued an aggregate of 10,000,000 shares of Agritech common stock for all the outstanding common stock of State Harvest. The Share Exchange Transaction was accounted for as a reverse acquisition in which State Harvest was deemed to be the accounting acquirer and Agritech the legal acquirer. The payments of the cash consideration are accounted for as a deemed distribution.

Of the cash portion of the purchase price, US$250 has been held back for one year by Agritech to secure certain indemnification obligations of State Harvest Shareholders and their designee. Other than the issuance of the above−mentioned 10,000,000 shares, Agritech has issued 200,000 shares to a financial advisor in connection with the Share Exchange Transaction.

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

As Chardan was a non−operating public shell company before the Share Exchange Transaction, no goodwill has been recorded in connection with the Share Exchange Transaction and the costs incurred in connection with such transaction have been charged directly to equity as there was sufficient equity to absorb the costs. The net book value of acquired assets and liabilities pursuant to the Share Exchange Transaction is as follows:

RMB

Net assets acquired:
Cash	163,517
Other current assets	6,201
Due to State Harvest Shareholders and their designee	(2,022)
Other payables and accrued expenses	(965)
166,731
Less: Transaction costs paid in cash	(14,431)
Tax effect of the Share Exchange Transaction	(39,059)

113,241

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - CONTINUED

The Share Exchange Transaction- continued

Additional purchase price payments would be made to State Harvest Shareholders and their designee, up to an aggregate of US$15,000 if either of the following occurs during any fiscal year of Agritech after the Closing Date until December 31, 2008 (or June 30, 2009 if the fiscal year is changed to a July 1−June 30 fiscal year) from funds generated in the additional financing or from operational earnings as described below:

(1)
If Agritech receives at least US$40,000 in gross proceeds in additional financing as a result (i) of the call of the issued and outstanding public warrants assumed by Agritech at the closing; (ii) Agritech's successful completion of a follow−on offering; or (iii) a private investment into Agritech by a strategic investor ("Financing Adjustment"), then Agritech will pay an additional US$15,000 to State Harvest Shareholders and their designee; or

(2)
If Origin generates net positive cash flow of US$2,000 or more on a consolidated basis ("Earnings Adjustment"), then State Harvest Shareholders and their designee will be entitled to receive 75% of the net positive cash flow up to a maximum of US$7,500 per fiscal year and US$15,000 in the aggregate.

If both an Earnings Adjustment and a Financing Adjustment occur, the maximum aggregate amount to be paid to State Harvest Shareholders from one or both adjustments is US$15,000.

As of September 30, 2006, Agritech received US$40,218 (equivalent to approximately RMB324,584) in gross proceeds as a result of the call of the issued and outstanding warrants assumed by Agritech on the Closing Date (note 19). Accordingly, Agritech paid an additional US$15,000 (equivalent to approximately RMB120,981) to State Harvest Shareholders and their designee. The payments of the additional purchase price are accounted for as a deemed distribution.

As further additional purchase price, certain State Harvest Shareholders and their designee will be issued an aggregate of 1,500,000 shares of common stock of Agritech for any of the next four years if, on a consolidated basis, Agritech generates after−tax profits (excluding after−tax operating profits from any subsequent acquisitions of securities that have a dilutive effect and before the expenses of this transaction and director and employee option expense) of at least the following amounts:

After-tax profit
US$
Year ended June 30, 2006	11,000
Year ending June 30,
2007	16,000
2008	21,000
2009	29,000

As of September 30, 2006, the above-mentioned contingent purchase price payment in the form of common stock has not been approved by the board of directors of the Company.

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
SEPTEMBER 30, 2006
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

Business acquisition in 2006

On January 24, 2006 Beijing Origin acquired 52.21% of the equity interest in Denong for RMB 41,766. The financial statements of Denong have been consolidated into Agritech since that date. Denong is engaged in development, production and distribution of hybrid seeds including hybrid rice, cotton and rape seeds in the southwest region of PRC.

The Company has allocated the purchase price of RMB41,766 to estimated share of fair values of the acquired assets and liabilities as follows:

RMB
Cash and cash equivalents	1,810
Accounts receivables	1,251
Advances to suppliers	14,110
Inventories	109,891
Prepaid expenses and other current assets	24,767
Plant and equipment	10,149
Intangible assets	18,116
Goodwill	10,900
Accounts payable	(22,861)
Advances from customers	(91,801)
Other payables and accrued expenses	(34,566)
41,766

Supplemental information:
Cash paid	41,766
Cash acquired	(3,468)
Cash paid, net of cash acquired	38,298

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

1.             ORGANIZATION AND PRINCIPAL ACTIVITIES - CONTINUED

Business acquisition in 2006 - Continued

The following table presents the details of the share of estimated fair value of the purchased intangible assets acquired in the Denong acquisitions. All purchased intangible assets are amortized using the straight-line method.

		Estimated
		useful life
	RMB	(in year)

Technology rights for licensed seeds	11,485	6
In-processed research and development products (note (iii))	1,297	-
Distribution network	5,334	14
	18,116

Note (iii): In-processed research and development products were expensed immediately upon acquisition.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries and variable interest entities. Intercompany balances, transactions and cash flows are eliminated on consolidation.

Convenience translation into United States dollars

The consolidated financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the noon buying rate in New York city for the cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on September 29, 2006 of RMB7.904 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company's consolidated financial statements include inventory valuation, useful lives of plant and equipment and acquired intangible assets, and the valuation allowance for deferred income tax assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash accounts, interest bearing savings accounts, time certificates of deposit and debt securities with a maturities of three months or less when purchased.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Debt securities

The Company classifies its debt securities into held-to-maturity and available for sales.

Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Any decline in the market of any held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the straight ling method.

Available-for-sale securities are measured at fair value and unrealized holding gains and losses is excluded from earnings and reported as a net amount in a separate component of shareholders' equity until realized. Other than temporary impairments in value of available-for-sale securities are included in earnings.

Inventories

Inventories are stated at the lower of cost, determined by weighted-average method, or market. Working-in-progress and finished goods inventories consist of raw materials, direct labour and overhead associated with the manufacturing process.

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist principally of advance to staff, prepayments and other miscellaneous receivables.

Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreements on a straight-line basis for the beneficial period.

Plant and equipment, net

Plant and equipment are recorded at cost less accumulated depreciation and amortization. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives :

Plant and building	20-40 years
Machinery and equipment	10-15 years
Furniture and office equipment	5 years
Motor vehicles	5-8 years
Leasehold improvements	Shorter of the useful lives or the lease term

The Company constructs certain of its facilities. In addition to costs under construction contracts, external costs directly related to the construction of such facilities, including duty and tariff, and equipment installation and shipping costs, are capitalized. Depreciation is recorded at the time assets are placed in service.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Goodwill

Goodwill is the excess of purchase price over the fair value of net assets acquired. The Company adopt Statement of Financial Accounting Standards No. 142 “Goodwill and other Intangible Assets”, which requires the carrying value of goodwill to be evaluated for impairment on an annual basis, using a fair-value-based approach. No impairment of goodwill has been identified during any of the periods presented.

Acquired intangible assets, net

Acquired intangible assets primarily consist of purchased technology rights, self developed technology rights and distribution network and are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of these assets and recorded in cost of revenues.

Valuation of long-lived assets

The Company reviews the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Government subsidies

A government subsidy is recognized only when there is reasonable assurance that the enterprise will comply with any conditions attached to the grant and the grant will be received.

The Company receives government subsidies in the form of funds for research and development activities and subsidies which reduce the cost of land use rights and the cost of plant and equipment.

(a)
The Company received RMB71 and RMB859, to fund research and development activities for the years ended December 31, 2004 and 2005 respectively. Such amounts are recorded as a reduction of research and development expenses for the respective years. No such government subsidies have been received for the nine months ended September 30, 2006.

(b)
The Company received a government incentive of RMB3,720 for the year ended December 31, 2004, in the form of a reduction in the cost of land use rights. No such items have been received for the year ended December 31, 2005 and nine months ended September 30, 2006.

(c)
The Company received a government subsidy of RMB1,543 for the year ended December 31, 2005, in the form of a reduction in the cost of plant and equipment. No such items have been received for the nine months ended September 30, 2006.

(d)
The Company received a government incentive of RMB300 for the year ended December 31, 2005 for the achievement of obtaining a listing status in the overseas stock market. Such amounts are recorded as other income. No such items have been received for the nine months ended September 30, 2006.

Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

Advertising costs

Advertising costs are expensed when incurred. Advertising costs were RMB3,154, RMB4,288, RMB3,288 (unaudited) and RMB7,534 respectively for the years ended December 31, 2004, 2005 and nine months ended September 30, 2005 and 2006, and included as part of selling and marketing expenses.

Shipping and handling costs

The Company includes shipping and handling costs as either cost of goods sold or selling and administrative expenses depending on the nature of the expenses. Shipping and handling costs which relate to transportation of products to customers' locations is charged to selling and marketing expenses and shipping and handling which relate to the transportation of corn seed to factories from suppliers and from one factory to another is charged to cost of goods sold. The shipping and handling costs included as part of cost of revenues in the consolidated statements of operations for the years ended 2004 and 2005 were RMB8,089 and RMB9,853, respectively. The shipping and handling costs included as part of selling and marketing expenses in the statements of operations for the years ended 2004 and 2005 were RMB6,322 and RMB5,870, respectively.

During the nine months ended September 30, 2005 and 2006, shipping and handling costs included in selling and marketing expenses were RMB4,373 (unaudited) and RMB11,189, respectively.

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income taxes

Deferred income taxes are recognized for the future tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net of operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

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

The functional currency of Agritech and State Harvest are maintained in United State dollars. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of shareholders' equity and comprehensive income. The Company has chosen Renminbi as its reporting currency.

Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income for the years or period presented has been disclosed within the consolidated statements of shareholders' equity and comprehensive income separately.

Income per share

Basic income per share is computed by dividing net income by the weighted average number of common shares outstanding during the years or period. Diluted income per share gives effect to all dilutive potential common shares outstanding during the years or period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
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

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of the correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a significant impact on the Company's results of operations and financial condition.

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

In March 2006, the FASB issued SFAS No. 156, “Accounting for Transfers and Servicing of Financial Assets and Amendment of Statement No. 140” This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the certain situations. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006 with earlier application permitted. The Company does not expect the adoption of SFAS No. 156 will have a material impact on its consolidated result of operations and financial condition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recently issued accounting standards - Continued

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company is currently evaluating the provisions of FIN 48.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged. The Company does not expect the adoption of SFAS No. 157 has a material impact on its consolidated financial statements.

In September 2006, FASB issued SFAS No. 158,”Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-An amendment of SFAS No. 87, 88, 106, and 132(R). This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006 with earlier application allowed. The Company does not expect the adoption of SFAS No. 158 has a material impact on its consolidated result of operations and financial condition.

3.          DEBT SECURITIES

The Company’s investments in debt securities consist of investments in US Government Agencies which are classified as follows:

	December 31,	September 30,
	2005	2006
Held-to-maturity investments	RMB	RMB
US Government Agencies bonds, at amortized cost	-	143,455

Available for sales security
US Government Agencies bonds, at fair value	-	3,361
	-	146,816

The fair value of the held-to-maturity investment as of September 30, 2006 was RMB141,990. Based on the evaluation and the Company’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider held-to-maturity to be other-than-temporarily impaired at September 30, 2006. The held-to-maturity investment at September 30, 2006 has remaining contractual maturities of less than one year.

The Company sold certain investments of RMB54,728 (amortized cost) near their maturity during the period with realized profit of RMB394 in order to liquidate the securities for an additional capital injection to a subsidiary, Biotech.

A bond with maturity date in 2023 is classified under available for sales as the Company has no intent to hold it to its maturity.

Included in the held-to-maturity investments, approximately RMB115,728 has been pledged for bank loan as of September 30, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

4.	RELATED PARTY BALANCES AND TRANSACTIONS

(1) Amounts due from related parties as of December 31, 2005 and September 30, 2006 are as follows:

Name of related party	Relationship	December 31,	September 30,
		2005	2006
		RMB	RMB

Shijiazhuang Li Yu Technology Development Co., Ltd	(iii)	3,173	4,120

Han Geng Chen	(i)	39	-

Yuan Liang	(i)	22	-

Yang Ya Sheng	(i)	102	-

Biocentury Transgene (China) Co., Ltd. (“Biocentury”)	(vi)	-	7

Other State Harvest Shareholders	(ii)	37	-

Minority shareholders of Denong	note	-	2,741

Shareholders of Jilin Changrong High-Tech Co., Ltd. (“Jilin Changrong”)	(iii)	-	6,500
		3,373	13,368
Reclassified to non-current assets		-	(6,500)
		3,373	6,868

Note: The amount represents receivable from a group of minority shareholders for unpaid capital of a subsidiary of Denong. The balance is payable on demand with interest free.

(2) Amounts due to related parties as of December 31, 2005 and September 30, 2006 are as follows:

Name of related party	Relationship	December 31,	September 30,
		2005	2006
		RMB	RMB
Minority shareholder of Denong	note	-	7,709
He Nan Agriculture University	(iv)	-	100
Yuan Liang	(i)	-	20
Company controlled by Han Geng Chen		673	660
Company controlled by Yuan Liang		673	660
Company controlled by Yang Ya Sheng		393	385
Other State Harvest Shareholders	(ii)	178	174
Zhang Bai Liang	(v)	21	-
Biocentury	(vi)	-	273
Jilin Changrong	(iii)	-	354

		1,938	10,335

Note: This is the amount temporary funded by four minority shareholders of Denong. The amount is payable on demand with interest free.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

4.	RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

(3)	Transactions with related parties for the years ended December 31, 2004, 2005 and nine months ended September 30, 2005 (unaudited) and 2006 are follows:

(a)	Sales
Name of related party	Relationship	Year ended December 31,		Nine months ended September 30,
		2004	2005	2005	2006
		RMB	RMB	RMB	RMB
				(Unaudited)
Biocentury	(vi)	N/A	N/A	N/A	1,234

(b) Purchase

Name of related party	Relationship	Year ended December 31,		Nine months ended September 30,
		2004	2005	2005	2006
		RMB	RMB	RMB	RMB
				(Unaudited)

Biocentury	(vi)	N/A	N/A	N/A	2,989

(c) Technology usage fee

Name of related party	Relationship	Year ended December 31,		Nine months ended September 30,
		2004	2005	2005	2006
		RMB	RMB	RMB	RMB
				(Unaudited)

Shijiazhuang Li Yu Technology Development Co., Ltd. (“Li Yu”)	(iii)	8,243	4,958	1,300	201

He Nan Agriculture University	(iv)	1,104	302	100	-

		9,347	5,260	1,400	201

The above amounts relate to technology usage fees paid to certain related party research centers for the exclusive right to use certain seed technologies.

(d) Consulting service fee

Name of related party	Relationship	Year ended December 31,		Nine months ended September 30,
		2004	2005	2005	2006
		RMB	RMB	RMB	RMB
				(Unaudited)
Chardan Capital LLC.	(vii)	-	242	-	-

The above amount relates to certain financial and management advisory services.

(e) In May 2005, a principal shareholder of the Company provide RMB8,276 for capital injection to BioTech, which had been fully repaid s of December 31, 2005.

Relationship between the Company and related parties is as follows:

(i) Being the principal shareholders and directors of the Company.

(ii) Being State Harvest Shareholders, other than Han Geng Chen, Yuan Liang and Yang Ya Sheng.

(iii) Being equity investees of the Company.

(iv) Being a minority shareholder of Beijing Origin.

(v)  Being a director of the Company.

(vi) Being an investment of the Company with less than 20% equity interest. The Company considered that they have the ability to exercise significant influence over the operating policies of Biocentury subsequent to December 31, 2005. Accordingly, the transactions and balances with Biocentury during the nine months ended September 30, 2006 and as of September 30, 2006 were identified as related party transactions and balances.

(vii) Being an affiliate of a former member of management of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	December 31,	September 30,
	2005	2006
	RMB	RMB

Purchases of materials	37,160	1,667
Prepayments for advertisement	1,320	24
Others	146	1,868

	38,626	3,559

Advance to suppliers mainly represents deposits paid but the materials and services have not yet been provided to the Company.

On November 21, 2005, the Company entered into a purchase contract for rice seeds with Denong, a company subsequently acquired by the Company in January 2006 (see Note 12). Denong is principally engaged in production and sales of licensed and non-licensed seed products and self-developed seed products including hybrid rice, rape and cotton seeds to local farmers through its distributors. The Company paid RMB33,000 as a prepayment for the purchase of rice seeds for resale which was included in purchase of raw materials as of December 31, 2005.

6.	INVENTORIES

Inventories consist of the following:

	December 31,	September 30,
	2005	2006
	RMB	RMB

Work in progress and supplies	199,756	113,200
Finished goods	155,943	230,375

	355,699	343,575

As of December 31, 2005 and September 30, 2006, goods already delivered to customers but still recorded in finished goods, are RMB119,384 and RMB12,412, respectively. As the Company does not recognize revenue until the selling prices of respective goods have been finalized with the customers, goods delivered to customers before the year ends will be transferred to cost of revenues when related revenue is recognized.

The Company made allowances of RMB 1,685 and RMB 5,879 as of December 31, 2005 and September 30, 2006 based on the assessment of the lower of cost or the market.

7.          PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assts consist of the following:

	December 31,	September 30,
	2005	2006
	RMB	RMB

Advances to staff for business use	4,964	8,706
Deposit for technology usage fees	3,801	-
Due from former minority shareholders of Denong	-	2,376
Other prepaid expenses	1,569	1,684

	10,334	12,766

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

8.          LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	December 31,	September 30,
	2005	2006
	RMB	RMB

Land use rights	17,488	17,884
Accumulated amortization	(872)	(961)

Land use rights, net	16,616	16,923

Land use rights with net values of RMB 2,962 and RMB 2,916 have been pledged as collaterals for bank loan as of 31 December 2005 and 30 September 2006, respectively.

9.          PLANT AND EQUPMENT, NET

Plant and equipment, net consist of the following:

	December 31,	September 30,
	2005	2006
	RMB	RMB

Plant and building	76,558	86,856
Machinery and equipment	21,411	26,853
Furniture and office equipment	7,844	9,429
Motor vehicles	11,371	14,452
Leasehold improvements	55	492

Total	117,239	138,082

Accumulated depreciation and amortization	(16,098)	(22,758)

Construction in progress	3,846	10,101

Plant and equipment, net	104,987	125,425

Included in plant and building, net values of RMB37,560 and RMB42,845 have been pledged for bank loan as of December 31, 2005 and September 30, 2006, respectively.

Construction in progress relates to the production facilities under construction by the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

10.         EQUITY INVESTMENTS

Long-term investments consist of the following:
	December 31,	September 30,
	2005	2006
	RMB	RMB

Equity method investment	2,834	24,892
Cost method investment	13,996	13,996

Total	16,830	38,888

Equity method investment

In 2004, the Company purchased a 30% equity interest in Li Yu from one of its principal shareholders, Yang Ya Sheng, for RMB30. The Company accounts for its ownership in Li Yu under the equity accounting method. For the year ended December 31, 2005 and nine months ended September 30, 2006, the Company recorded its pro-rata share of earnings in Li Yu of RMB879 and RMB1,026 respectively. The Company also received a dividend of RMB1,200 from Li Yu during 2006. The dividend received was accounted for as a reduction in cost of investment.

In 2006, the Company acquired a 34.76% equity interest in Jilin Changrong for RMB10,430. The Company recorded its pro-rata share of earnings in Jilin Changrong of RMB11,802 as of September 30, 2006. The summarized financial information of Jilin Changrong is as follows:

September 30,
2006
RMB

Current assets	85,469
Non-current assets	81
Current liabilities	(21,518)

Net assets	64,032

Nine months ended September 30,
2006
RMB

Revenues	109,182
Cost of revenues	(68,175)

Gross profit	41,007
Total operating expenses	(5,126)
Other expenses, net	(1,849)

Income before taxes	34,032
Income tax expense	-

Net income	34,032

Cost method investment

In 2004, the Company acquired an 8% interest in Biocentury Transgene (China) Co., Ltd. (“Shengzhen Biocentury”) for a cash consideration of RMB8,320. The Company and Shengzhen Biocentury completed this transaction on October 8, 2004 upon obtaining the necessary government approvals. In 2005, the Company acquired an additional 7% interest in Shengzhen Biocentury for a cash consideration of RMB5,676. On August 4, 2005, the Company obtained necessary government approval and completed the acquisition. The Company accounts for its ownership in Shengzhen Biocentury at cost.

11.         ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets consist of the following:

	December 31,	September 30,
	2005	2006
	RMB	RMB

Technology rights for licensed seeds	7,012	29,150
Distribution network	-	5,334
Others	9	1,356

	7,021	35,840
Accumulated amortization	(2,243)	(5,935)
Impairment provision	-	(27)

Acquired intangible assets, net	4,778	29,878

Amortization expense for the years ended December 31, 2004 and 2005, nine months ended September 30, 2005 and 2006 were RMB465, RMB1,015, RMB923 (unaudited) and RMB4,400 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

11.	ACQUIRED INTANGIBLE ASSETS, NET - CONTINUED

Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB

2007	6,086
2008	5,657
2009	5,161
2010	3,120
2011	912

Total	20,936

The Company enters into technology transfer and usage agreements with strategic partners. The Company pays up-front fees for the exclusive rights to certain seed technologies. Amounts are then amortized over an average usage period of 5 years into cost of revenues.

12.	OTHER ASSETS

Other assets consist of the following:
	December 31,	September 30,
	2005	2006
	RMB	RMB

Prepaid lease	685	775
Deposit for purchase of a subsidiary	2,000	-
Deposits for purchase of acquired intangible assets	1,995	10,940
Deposits for purchase of plant and equipment	1,325	4,341
Deposits for leased properties and land use rights	-	7,049
Deposits for equity investment in Jinong (note 22)	-	10,000
Others	-	25

	6,005	33,130

On November 18, 2005, the Company paid a deposit of RMB2,000 to certain owners of Denong for the acquisition of 52% of Denong. On January 16, 2006, the Company entered into a series of sale and purchase agreements with certain owners of Denong to purchase a 52% equity interest in Denong for an aggregate purchase price of RMB41,766 (see Note 1). The Company completed this acquisition on January 24, 2006 upon obtaining the necessary government approvals.

During 2005 and 2006, the Company entered into technology transfer agreements with certain inventors of new seed products and prepaid deposits of RMB1,995 in 2005 and RMB10,940 in 2006.

13.	BORROWINGS

	December 31,	September 30,
	2005	2006
	RMB	RMB

Short-term borrowings	63,000	253,000

Long-term borrowings	1,880	1,880

Short-term borrowings

As of September 30, 2006, short-term borrowings were comprised of secured bank loans of RMB133,000, and unsecured bank loan of RMB120,000, of which RMB100,000 has been guaranteed by a principal shareholder and director, Han Gengchen and a subsidiary, Biotech. The secured loan was secured by the Company’s land use rights of RMB2,916 (note 8), the plant and equipment of RMB42,845 (note 9) and debt securities of RMB115,728 (note 3). The annual interest rate ranged from 4.5% to 7.44%.

As of December 31, 2005, short−term borrowings were comprised of five new loans of RMB21,000, RMB17,000, RMB14,000, RMB6,000 and RMB5,000, repayable on May 30, 2006, October 13, 2006, January 28, 2006, April 20, 2006 and October 13, 2006, respectively, bear interest at 5.58%, 5.58%, 5.22%, 5.22% and 5.58% per annum respectively. Short−term borrowings of RMB21,000, RMB17,000 and RMB5,000 were guaranteed by an unrelated third party. The unrelated third party guarantee was secured by the Company's land use rights certification and the Company's Zhongguancun Life Science Park Land Development Contract. The costs of obtaining the above third party guarantees were not significant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

13.          BORROWINGS- CONTINUEDv

Short-term borrowings - Continued

Interest expense and weighted average interest rate for the years ended December 31 2004 and 2005, and the nine months ended September 30, 2005 and 2006 were RMB831 and 5.3%, RMB3,036 and 5.4%, RMB1,443 and 5.73%, and RMB5,005 and 5.95% respectively.

Long-term borrowings

As of September 30, 2006, long-term borrowings were comprised of a third party’s loan of RMB1,880 repayable in 2008 and 2009 by two equal installments and bear interest at 2.4% per annum. The borrowings are not secured.

As of December 31, 2005, long−term borrowings were comprised of a third party's loan of RMB1,880 repayable in 2008 and 2009 by two equal installments and bear interest at 2.4% per annum. The borrowings are not secured.

14.         OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:
	December 31,	September 30,
	2005	2006
	RMB	RMB

Payable for purchase of plant and equipment	2,043	5,808
Payable for purchase of land use rights	620	620
Professional fee payable	4,841	4,275
Salaries payable	411	3,613
Accrued welfare benefits	4,084	324
Accrued interest	73	3,245
Other taxes payable	2,055	1,052
Deposits from growers	-	5,251
Due to former minority shareholders of Denong	-	1,977
Payable for labor union and education expenses	-	1,290
Joining deposit from distributors of Denong	-	454
Loans from employees of Denong (note (i))	-	2,916
Loans from third parties (note (ii))	-	7,700
Payable for a guaranteed loan for third party (note 15)	-	2,872
Others	1,956	4,790

	16,083	46,187

Note (i): RMB2,916 was borrowed from employees of Denong with interest of 12.5% per annum.

Note (ii): RMB4,700 was borrowed from third party companies with interest free and RMB3,000 was borrowed from an independent individual with interest of 8% per annum.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

15.	OTHER LONG-TERM LIABILITY

The company received RMB1,000 from Beijing Financial Administration Bureau for the achievement of a research project. However, the project has not yet completed until December 2007. The management considers it appropriate to record it under long-term liability until it has satisfy all the condition attached to the subsidy.

In December 2000, the Company signed an agreement to be a guarantor on a loan given to Linze Xian Seed Company by Agriculture Bank of China Linze Branch. Upon Linze Xian Seed Company's announcement of bankruptcy, the Company was required to repay the outstanding loan. On December 28, 2001 the Company was ordered by the Linze People's Court to pay RMB2,872 to Agricultural Bank of China Linze Branch in fulfilment of the guarantee obligation. The civil judgement of the Zhangye Intermediate People's Court suspended this decision pending final outcome of Linze Seed Company's bankruptcy hearings. In 2002, the final judgement was made by the court, and accordingly, the company recorded a provision of RMB 2,872. As of September 30, 2006, the management considers the payable may be made within one year and suitable to classify it as current liability.

16.	SHARE OPTION PLAN

On November 8, 2005, the Company adopted the 2005 Performance Equity Plan (the "Plan") which allows the Company to offer a variety of incentive awards to employees. Options to purchase 1,500,000 ordinary shares are authorized under the Plan. On the same day, options to purchase 974,000 ordinary shares were granted under the terms of the Plan. All such options were priced at US$8.75 per share and expire 5 years from the date of grant and vest over a period of 3 to 5 years. No further share options have been granted subsequent to November 8, 2005. Options to purchase 526,000 ordinary shares are available under the Plan as of September 30, 2006.

A summary of the share option activity under the Plan is as follows:

	Number of option	Exercise price
		RMB	US$

Options outstanding at January 1, 2005	-	-	-
Granted	974,000	70.77	8.75
Exercised	-	-	-
Cancelled	-	-	-

Options outstanding at December 31, 2005	974,000	70.77	8.75

Granted	-	-	-
Exercised	-	-	-
Cancelled	-	-	-

Options outstanding at September 30, 2006	974,000	70.77	8.75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

16.	SHARE OPTION PLAN - CONTINUED

The following table summarizes information with respect to options outstanding at September 30, 2006:

	Options outstanding and exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average fair value as of November 8, 2005, the grant date
		years	RMB	US$
Exercise price:
RMB70.77 (US$8.75)	974,000	4.12	21.76	2.69

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

Options granted (weighted average)
Average risk-free rate of return	4.47%
Expected option life	3.5 years
Volatility rate	30.79%
Dividend yield	-

The Company recorded share-based compensation expense of RMB774 and RMB3,986 for the year ended December 31, 2005 and nine months ended September 30 2006. As of December 31, 2005 and September 30 2006, there were RMB18,268 and RMB14,282 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the Plan. That unrecognized compensation expense is expected to be recognized over a weighted-average period of 1.97 years.

17.           INCOME TAXES

Agritech and its subsidiary, State Harvest are incorporated in the British Virgin Islands and are not subject to taxation under the British Virgin Islands. State Harvest's subsidiary and State Harvest's variable interest entity, Beijing Origin Seed Limited and its major owned subsidiaries (together, the "PRC entities") were incorporated in the PRC and governed by the PRC laws.

The applicable tax rate of the PRC Enterprise Income Tax ("EIT") to Beijing Origin Seed Limited is 33% (30% of state income tax plus 3% local income tax). However, preferential tax treatment of Beijing Origin Seed Limited as "high technology" company has been agreed with the relevant tax authorities. Beijing Origin Seed Limited is entitled to a preferential tax rate of 15%. As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2004, 2005 and 2006 are 15%.

According to the document Gan Di Shui Suo Jian Mian Zi (2001) No. 107, Zhang Shi Di Shui Zheng Jian Mian Zi (2002) No. 2 and (2003) No. 1 and Zhang Shi Di Shui Han (2006) No.44 of Carry through the Advantage Tax Treatment of West Development Strategy, Lin Ze Branch is entitled to a preferential tax rate of 15%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

17.          INCOME TAXES - CONTINUED

According to the document Cheng Guo Shui Shen (2004) 11, Cheng Du Branch of Beijing Origin Seed Limited is entitled to a preferential tax rate of 15% as "high technology" company, and was exempted from EIT for 2004 and 15% for 2005 and 2006.

According to the document Chang Guo Shui (Gao Xin) Zi (2004) 001, Chang Chun Origin Seed Technology Development Co., Ltd. is qualified as "high technology" company, and was exempted from EIT for 2004, 2005 and 15% for 2006.

According to the document Beijing Guo Shui No. 9365987, BioTech is entitled to a preferential tax rate of 15% as "high technology" company, and is exempted from Foreign Enterprise Income Tax for 2005 and 2006.

Bao Ding Branch of Beijing Origin Seed Limited was exempted from EIT for 2005 according to the document Guo Shui (2005) No. 1239, Shen Yang Branch, He Nan Branch, and Tie Ling Branch of Beijing Origin Seed Limited, and He Nan Origin Cotton Technology Development Limited are subject to income tax at a statutory rate of 33%.

According to the document Cheng Gao Di Shui (2006) No. 73, Denong Zhengcheng Seeds Limited is exempted from Enterprise Income Tax for 2006.

According to the document Qin Di Shui Zhi Zi (2003) No.43 and Guo Shui Fa (2002) No.47of Carry through the Advantage Tax Treatment of West Development Strategy, Gui Zhou Denong Seeds Limited, a subsidiary of Denong is entitled to a preferential tax rate of 15% for 2006.

According to the document Nan Shi Guo Shui Han (2004) No.1131 and Gui Zheng Fa (2001) No.100 of Carry through the Advance Tax Treatment of West Development Strategy, Guang Xi Branch of Denong is exempted from Income Tax for 2006.

The provision for income taxes consists of the following:
	Year ended December 31,		Nine months ended September 30,
	2004	2005	2005	2006
	RMB	RMB	RMB	RMB
			(Unaudited)

Current	5,975	1,313	1,563	1,428
Deferred	1,723	92	(358)	(1,061)

	7,698	1,405	1,205	367

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

17.          INCOME TAXES - CONTINUED

The principal components of the deferred income tax assets are as follows:

	December 31,	September 30,
	2005	2006
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	1,304	12,551
Others	327	1,652
Non-current deferred income tax assets	1,631	14,203
Valuation allowances	(1,304)	(10,161)

Net non-current deferred income tax assets	327	4,042

As of September 30, 2006, the Company assessed the tax position and reclassified an income tax recoverable of RMB 2,653 brought forward from 2005 to deferred tax asset.

The Company did not have any significant temporary differences relating to deferred tax liabilities as of December 31, 2005 and September 30, 2006.

A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis. Where a valuation allowance was not recorded, the Company expects to generate sufficient taxable income in the future.

A reconciliation between total income tax expenses and the amount computed by applying the statutory Income tax rate to income before taxes is as follows:
	Year ended December 31,		Nine months ended September 30,
	2004	2005	2005	2006
	RMB	RMB	RMB	RMB
			(Unaudited)

Statutory rate	33	33	33	33
Effect of preferential tax treatment	(31)	(30)	(25)	(24)
Effect of different tax jurisdiction	-	10	-	3
Permanent book-tax difference	4	6	(3)	1
Change in valuation allowance	5	(17)	(2)	(13)
Under provision in prior year	-	6	-	1

Effective income tax rate	11	8	3	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

18.	INCOME PER SHARE

The following table sets forth the computation of basic and diluted income per share for the years indicated:
	Year ended December 31,		Nine months ended September 30,
	2004	2005	2005	2006
	RMB	RMB	RMB	RMB
			(Unaudited)

Net income (numerator), basic and diluted	65,459	16,409	34,924	76,331

Shares (denominator), basic:
Weighted average ordinary shares outstanding used in computing basic income per share	10,000,000	10,786,719	10,000,000	23,472,910

Shares (denominator), diluted:
Ordinary shares outstanding	10,000,000	10,786,719	10,000,000	23,472,910
Earnings contingency (note 1)	-	-	-	1,500,000
Incremental weighted average ordinary shares from potential exercise of Warrants (note 19)	-	433,438	-	-
Share options (note 16)	-	-	-	214,843

Weighted average ordinary shares outstanding used in computing diluted income per share	10,000,000	11,220,157	10,000,000	25,187,753

Net income per share-basic	RMB6.55	RMB1.52	RMB3.49	RMB3.25

Net income per share-diluted	RMB6.55	RMB1.46	RMB3.49	RMB3.03

For the years prior to the date of the Share Exchange Transaction, the number of shares included in the income per share calculations above has been retroactively restated to reflect the number of shares to which State Harvest Shareholders and their designee are entitled at the date of the Share Exchange Transaction.

As disclosed in note 1, the Share Exchange Transaction during 2005 provides for additional purchase price payments in the form of common stock, the issuance of which is contingent upon attainment of certain amounts of earnings and approval by the board of directors of the Company. For the purpose of the above diluted income per share calculations, these contingently issuable shares have been included. As disclosed in note 19, there are no Unit Purchase Options outstanding as of September 30, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

19.	WARRANTS AND UNIT PURCHASE OPTIONS

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

Each Warrant will entitle the holder to purchase from Agritech one share of common stock at an exercise price of US$5 commencing on the date of the Share Exchange Transaction. The Warrants will be redeemable at a price of US$0.01 per Warrant upon 30 days' notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least US$8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. 2,793,868 Warrants were exercised before December 31, 2005 and were converted into 2,793,868 shares of common stock. In addition, 5,249,884 warrants were exercised during January 1, 2006 to January 9, 2006.

UPO were granted and recorded in connection with the initial public offering of Chardan in 2004 to the underwriters for nominal consideration. UPO may be exercised for cash or cashless basis at the holders' option such that the holders may use the appreciated value of the UPO to exercise the option without the payment of cash. UPO are convertible into shares and Warrants at the discretion of the Company and the UPO holders. 328,784 UPO were converted into 309,325 shares and 7,332 Warrants before December 31, 2005 without any cash consideration. There is no UPO converted into shares and warrants since January 1, 2006.

As of December 31, 2005, there were 21,216 UPO and 5,263,464 Warrants outstanding. As of September 30, 2006, there were no UPO and warrants outstanding.

20.	EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits were RMB1,577, RMB2,605, RMB2,140 (unaudited) and RMB4,137 for the years ended December 31, 2004 and 2005, and nine months ended September 30, 2005 and 2006 respectively.

Pursuant to the laws applicable to the PRC, the PRC entities, other than BioTech, must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to certain cumulative limits, the statutory surplus reserve fund requires annual appropriations of 10% and the statutory public welfare fund requires annual appropriations of 5% of after-tax profit (as determined under accounting principles generally accepted in the PRC ("PRC GAAP") at each year-end). The Company's wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reverse fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. Appropriations to these reserves by the PRC entities were RMB9,800, RMB4,348 for the years ended December 31, 2004, 2005 and none of appropriation has been made for the nine months ended September 30, 2005 and 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

21.	COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

As of September 30, 2006, capital commitments for the purchase of long-term assets are as follows:

RMB

Plant and building construction	1,116
Equipment	2,661
Land use right	3,359
Technology use rights	1,200

8,336

On December 6, 2005, the Company entered into a transfer agreement with the Jilin Academy of Agricultural Sciences ("JAAS"). Pursuant to the transfer agreement, JAAS will transfer 23% of equity interest in Jilin Jinong Hi−tech Limited ("Jinong") to the Company for RMB21,880, of which the Company has paid RMB10,000 and the commitment as of September 30, 2006 is Rmb11,880. The remaining amount was paid in November 2006 as stated in note 22.

During 2006, the Company entered into an agreement with Wanmeng Investment Limited to acquire an additional 19% equity interest in Biocentury Transgene (China) Co., Ltd. (“Biocentury”) for RMB16,700. The transaction was approved by the relevant government authorities on October 19, 2006. Of the consideration RMB5,000 was settled and the balance of RMB11,700 remains unpaid up to the reporting date (note 22).

(b) Operating lease

The Company acquired certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended December 31, 2004 and 2005 were RMB2,868 and RMB2,134, and for the nine months ended September 30, 2005 and 2006 were RMB1,847(unaudited) and RMB2,768 respectively.

As of September 30, 2006, the Company was obligated under operating leases requiring minimum rental as follows:

Year ending September 30,	RMB

2007	2,875
2008	1,180
2009	936
2010	747
2011	747
Thereafter	11,552

18,037

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

21.	COMMITMENTS AND CONTINGENCIES - CONTINUED

(c) Contingent tax liabilities

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

22.	SUBSEQUENT EVENT

As disclosed elsewhere in the consolidated financial statements, the following event occurred subsequent to September 30, 2006.

(a)	On October 18, 2006, the Company acquired an additional 42.42% of equity interest in Denong for RMB10,063 on 18 October 2006, bringing its total ownership to approximately 95%.

(b)
On November 14, 2006, the Company paid a final payment of RMB11,880 for the initial acquisition of 23% equity interest in Jilin Jinong Hi−tech Limited (“Jilin Jinong”). The total purchase price for acquiring the 23% equity interest in Jilin Jinong is RMB21,880.

(c)
On October 19, 2006, the relevant government authorities approved that an additional 19% equity interest in Biocentury Transgene (China) Co., Ltd. (“Biocentury”) can be transferred to the Company. The consideration for the additional 19% equity interest was RMB16,700 of which RMB5,000 was settled and the balance of RMB11,700 remains unpaid up to the reporting date.

23.        FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, debt securities, accounts receivable and accounts payable are reasonable estimates of their value. All the financial instruments are for trade purposes.

24.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s main products include hybrid corn, rice and cotton seeds and the company’s reportable segments have been organized around all products. The Company's chief operating decision maker, the Chief Executive Officer, receives and reviews consolidated results of operations when making decisions about allocating resources and assessing performance of the Company. In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", the Company is not required to report the segment information for the products as it is impractical to do so.

All of the Company's sales and all of the Company's long-lived assets are located in the PRC.

The Company had no customers which accounted for 10% or more of the Company's revenues for any of the years presented in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(In thousands, except share data and unless otherwise stated)

25.          OPERATING RISK

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

Country risk

The Company has significant investments in PRC. The operating results of the Company may be adversely affected by changes in the political and social conditions in PRC and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance, however, those changes in political and other conditions will no result in any adverse impact.