Form 20-F
period 2007-09-30
Origin Agritech LTD
filed 2008-02-27
CIK 1321851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ___________ to ___________.

Commission file number: 000-51576

Origin Agritech Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares	The NASDAQ Global Select Market

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

Yes ☐ ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐            Accelerated filer ☒              Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

     ☐ Item 17                    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

⁭Yes       ☒ No

ORIGIN AGRITECH LIMITED

TABLE OF CONTENTS

INTRODUCTION
PART I
Item 1.	Identity of Directors, Senior Management and Advisers	3
Item 2.	Offer Statistics and Expected Timetable	3
Item 3.	Key Information	3
Item 4.	Information on the Company	29
Item 5.	Operating and Financial Review and Prospects	48
Item 6.	Directors, Senior Management and Employees	74
Item 7.	Major Shareholders and Related Party Transactions	84
Item 8.	Financial Information	88
Item 9.	The Offer and Listing	89
Item 10.	Additional Information	91
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	99
Item 12.	Description of Securities Other than Equity Securities	100

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	100
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	100
Item 15.	Controls and Procedures	100
Item 16A.	Audit Committee Financial Expert	102
Item 16B.	Code of Ethics	102
Item 16C.	Principal Accountant Fees and Services	102
Item 16D.	Exemption from the Listing Standards for Audit Committees	103
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	103

PART III		104
Item 17.	Financial Statements	104
Item 18.	Financial Statements	104
Item 19.	Exhibits

EX-2.2	INDENTURE DATED JULY 25, 2007
EX-2.3	REGISTRATION RIGHTS AGREEMENT DATED JULY 25, 2007
EX-2.4	AMENDMENT OF REGISTRATION RIGHTS AGREEMENT
EX-2.5	SECOND AMENDMENT OF REGISTRATION RIGHTS AGREEMENT
EX-2.6	THIRD AMENDMENT OF REGISTRATION RIGHTS AGREEMENT
EX-2.7	INVESTOR RIGHTS AGREEMENT DATED JULY 25, 2007
EX-2.8	NOTES PURCHASE AGREEMENT DATED JULY 25, 2007

EX-4.34 FORM OF INCENTIVE STOCK OPTION AGREEMENT
EX-4.35 FORM OF NONQUALIFIED SHARE OPTION AGREEMENT
EX-4.36 FORM SHARE TRANSFER AGREEMENT
EX-4.37 SHARE TRANSFER AGREEMENT DATED DECEMBER 25, 2006
EX-4.38 RENMINBI CAPITAL LOAN CONTRACT DATED JULY 6, 2007
EX-4.39 MORTGAGE CONTRACT DATED JULY 6, 2007
EX-4.40 RENMINBI CAPITAL LOAN CONTRACT DATED JULY 25, 2007
EX-4.41 GUARANTEE CONTRACT DATED JULY 25, 2007
EX-4.42 RENMINBI CAPITAL LOAN CONTRACT DATED SEPTEMBER 29, 2007
EX-4.43 GUARANTEE CONTRACT DATED SEPTEMBER 29, 2007
EX-4.44 RENMINBI CAPITAL LOAN CONTRACT DATED NOVEMBER 18, 2007
EX-4.45 MORTGAGE CONTRACT DATED NOVEMBER 18, 2007
EX-4.46 RENMINBI CAPITAL LOAN CONTRACT DATED NOVEMBER 13, 2007
EX-4.47 GUARANTEE CONTRACT DATED NOVEMBER 13, 2007
EX-4.48 RENMINBI CAPITAL LOAN CONTRACT DATED NOVEMBER 13, 2007
EX-8.1 UPDATED LIST OF SUBSIDIARIES
EX-12.1 CEO CERTIFICATION
EX-12.2 CFO CERTIFICATION
EX-13.1 CEO CERTIFICATION PURSUANT TO SECTION 906
EX-13.2 CFO CERTIFICATION PURSUANT TO SECTION 906
EX-15.1 CONSENT OF DELOITTE TOUCHE TOHMATSU CPA LTD. TO S-8
EX-15.2 CONSENT OF BDO TO S-8

INTRODUCTION

Except where the context otherwise requires and for purposes of this Annual Report only:

•
“we,” “us,” “our company,” “our,” the “Company” and “Origin” refer to Origin Agritech Limited and, in the context of describing our operations, also include State Harvest Holdings Limited and the following, which are collectively described in this Annual Report as “our PRC Operating Companies”: Beijing Origin State Harvest Biotechnology Limited, or Origin Biotechnology, Beijing Origin Seed Limited, or Beijing Origin, and its four subsidiaries, Changchun Origin Seed Technology Development Limited, or Changchun Origin, Henan Origin Cotton Technology Development Limited, or Henan Origin, Denong Zhengcheng Seed Limited, or Denong, and Jilin Changrong High-tech Seed Limited, or Jilin Changrong;

•
“last year,” “fiscal year 2007,” “the year ended September 30, 2007” and “the fiscal year ended September 30, 2007” refer to the twelve months ended September 30, 2007, which is the period covered by this Annual Report;

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

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and industry. All statements other than statements of historical fact in this Annual Report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this Annual Report relate to, among others:

•	our goals and strategies, including how we implement our goals and strategies;

•	our expectations for our future business and product development, business prospects, results of business operations and current financial condition;

•	expected changes in our margins and certain costs or expenditures;

•	our future pricing strategies or pricing policies;

•	our ability to successfully anticipate market demand for crop seeds in our market and plan our volume and product mix;

•	our plans for development of seed or technology internally, including our ability to successfully develop, produce, receive approval for and distribute proprietary seed products;

•	our expectations regarding our need to produce seeds under licenses from third parties;

•	the future development of agricultural biotechnology as a whole;

•	our plans to license or co-develop any seed product or technology;

•	our plans regarding any future business combination;

•	PRC and other international governmental policies and regulations relating to the crop seed industry;

•
the impact of genetically modified crop seeds on our industry and the policies and regulation regarding these products, and our ability to receive the necessary approvals and to develop, produce, market and distribute genetically modified crop seeds;

•	our plans to expand our business level or corporate level operations and product offerings;

•	the likelihood of recurrence of accounting charges or impairments;

•	expected changes in the respective component shares of our revenues stream from our business operations or other sources;

•	competition in the crop seed industry in China and other international markets;

•	the future development of the crop seed industry in China and other international markets;

•	our plans for current staffing requirements, research and development and regional business focus;

•	the adequacy of our facilities for our future operations; and

•	other “forward-looking” information.

We believe it is important to communicate our expectations to our shareholders. However, there may be certain events in the future that we are not able to predict with accuracy or over which we have no certain control. The risk factors and cautionary language discussed in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations in these forward-looking statements, including among other things:

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

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot be certain that our expectations will materialize. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D of this Annual Report, “Key information — Risk Factors” and elsewhere in this Annual Report.

This Annual Report also contains information relating to the crop seed market. These market data include projections that are based on a number of assumptions. The crop seed market may not grow at the rates we project or at all. The failure of this market to grow at the projected rates may have a material adverse effect on our business and the market price of our shares. In addition, the relatively new and rapidly changing nature of the genetically modified crop seed industry subjects any projections or estimates relating to the growth prospects or future condition of our markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The following selected consolidated financial information has been derived from our consolidated financial statements. The following information should be read in conjunction with those statements and Item 5, “Operating and Financial Review and Prospects.” Our summary consolidated statements of operations and comprehensive income data for the year ended December 31, 2005, the nine months ended September 30, 2005 (unaudited) and 2006 and the twelve months ended September 30, 2007 and our summary consolidated balance sheet data as of September 30, 2006 and 2007, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report. The summary statement of operations and comprehensive income data for the years ended December 31, 2003 and 2004, and the summary balance sheet data as of December 31, 2003, 2004 and 2005 set forth below are derived from our audited consolidated financial statements not included herein. The summary statement of operations and comprehensive income data for the twelve months ended September 30, 2006 set forth below are derived from our unaudited consolidated financial statements not included herein.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

(in thousands, except share data)	For the year ended December 31			For the nine months ended September 30,		For the year ended September 30
	2003	2004	2005	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$(1)
Consolidated statement of operations and comprehensive income data:				(unaudited)		(unaudited)
Net revenues	191,645	301,520	207,291	208,380	522,999	521,910	489,379	65,313
Cost of revenues	(118,977)	(178,313)	(129,162)	(126,418)	(362,982)	(365,726)	(462,852)	(61,773)
Gross profit	72,668	123,207	78,129	81,962	160,017	156,184	26,527	3,540
Selling and marketing	(13,310)	(20,390)	(27,037)	(18,993)	(49,651)	(57,695)	(57,994)	(7,740)
General and administrative	(18,948)	(24,149)	(28,983)	(19,712)	(40,933)	(50,204)	(92,246)	(12,311)
Research and development	(5,288)	(6,774)	(6,977)	(5,963)	(13,144)	(14,158)	(28,441)	(3,796)
Total operating expenses	(37,546)	(51,313)	(62,997)	(44,668)	(103,728)	(122,057)	(178,681)	(23,847)
Other operating income	-	-	2,309	-	-	-	-	-
Income from operations	35,122	71,894	17,441	37,294	56,289	34,127	(152,154)	(20,307)
Interest income	845	371	886	421	8,783	9,249	10,942	1,460
Interest expenses	(483)	(831)	(1,829)	(1,443)	(5,005)	(5,391)	(21,697)	(2,896)
Other income (expense)	1,137	149	300	62	2,893	5,441	1,312	175
Equity in earnings of associated company	-	1,925	879	305	12,828	13,400	(669)	(89)
Changes in the fair value of embedded derivatives	-	-	-	-	-	-	12,601	1,682
Income before income taxes	36,621	73,508	17,677	36,639	75,788	56,826	(149,665)	(19,975)
Income tax	(7,808)	(7,698)	(1,405)	(1,205)	(367)	(566)	49	7
Income before minority interests	28,813	65,810	16,272	35,434	75,421	56,260	(149,616)	(19,968)
Minority interests	138	(351)	137	(510)	910	1,558	(13,584)	(1,813)
Net income	28,951	65,459	16,409	34,924	76,331	57,818	(163,200)	(21,781)

Income attributable to ordinary shareholders	28,951	65,459	16,409	34,924	76,331	57,818	(163,200)	(21,781)
Net income per share:
Basic	2.90	6.55	1.52	3.49	3.25	2.46	(7.01)	(0.94)
Diluted	2.90	6.55	1.46	3.49	3.03	2.30	(7.01)	(0.94)
Shares used in computation:
Basic	10,000,000	10,000,000	10,786,719	10,000,000	23,472,910	23,472,910	23,268,062	23,268,062
Diluted	10,000,000	10,000,000	11,220,157	10,000,000	25,187,753	25,187,753	23,268,062	23,268,062

(in thousands)	December 31,			September 30,
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated balance sheet data:
Cash and cash equivalents	49,221	68,848	237,828	140,953	162,314	21,663
Current working capital(2)	10,186	51,897	149,610	208,809	294,976	39,368
Total assets	307,257	416,384	798,769	984,126	1,110,983	148,274
Deferred revenue	65,296	37,921	181,583	24,101	23,238	3,101
Total current liabilities	227,768	273,002	499,616	509,631	499,347	66,644
Total liabilities	230,640	275,874	504,368	512,511	765,291	102,137
Minority interests	3,184	3,534	3,234	13,049	48,775	6,510
Total shareholders’ equity	73,433	136,976	291,167	458,566	296,917	39,627

(1)Translations of RMB amounts for the twelve months ended September 30, 2007 into U.S. dollars were made at a rate of RMB7.4928 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on September 28, 2007.

(2)Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, for years ended December 31, 2003, 2004 and 2005, the nine months ended September 30, 2005 and 2006 and the twelve months ended September 30, 2006 and 2007, all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB8.2767, RMB8.2765, RMB8.0702, RMB8.092, RMB7.904, RMB7.904 and RMB7.4928 per US $1.00, respectively, which were the prevailing year or period end rates for those three years, the nine months ended September 30, 2005 and 2006 and the twelve month periods ended September 30, 2006 and 2007. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

	Average(1)	High	Low	Period-end
	(RMB per $1.00)
2003	8.2772	8.2800	8.2765	8.2767
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1940	8.2765	8.0702	8.0702
2006	7.9723	8.0702	7.8041	7.8041
2007
August	7.5734	7.6181	7.5420	7.5462
September	7.5196	7.5540	7.4928	7.4928
October	7.5016	7.5158	7.4682	7.4682
November	7.4212	7.4582	7.3800	7.3850
December	7.3682	7.4120	7.2946	7.2946
2008
January	7.2405	7.2946	7.1818	7.1818
February (through February 15)	7.1860	7.1973	7.1780	7.1780

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

Risks relating to our business

The uncertainty in the government regulation of genetic technology and genetically modified, or GM, agricultural products could have an adverse effect on our business.

We are experiencing the transition from conventional seed company to agricultural biotechnology company. However, the GM product is controversial, and it has not been widely accepted in many regions of the world, including China. Since the Chinese government approved the commercial planting of GM cotton in 1997, the government no longer approves any GM crops commercial cultivation. The uncertainty in the government regulation of genetic technology could have adverse effect on our business and results of operations.

The successful development and commercialization of our biotech pipeline products will be necessary for our growth.

We have commenced our own research and development efforts for genetically modified seeds, and we have entered into agreements with the Chinese Academy of Science and the China Agricultural Academy of Science in the PRC working on genetic modifications that give us the right to market the seeds they develop. However, there can be no assurance that these efforts will be successful in producing improved seed varieties. Commercial success frequently depends on being the first company to enter the market. The length of time and the risk associated with the breeding and biotech pipelines are similar and interlinked because both are required as a package for commercial success in markets where biotech traits are approved for growers. Regulatory requirements affect the development of our biotech products, including the GM crop testing of seeds containing the biotech traits, which could harm our business and results of operations. The testing can be lengthy and costly, with no guarantee of success. It could have an adverse effect on our operations if our genetically modified products are unable to pass the safety evaluation of genetically modified agricultural organisms.

There has been a worldwide increase in the development and application of genetically modified agricultural products to increase the quality and quantity of crop yields. However, the production and commercial sale of genetically modified corn seeds is not currently allowed in China, and we still rely upon traditional methods of creating crop seed hybrids to develop new products. If government policies change to allow genetically modified corn seeds, demand may develop for these products, and we expect that we will need to produce genetically modified products to meet customer demands. There is a risk that our current steps to respond to the potential competitive threat posed by genetically modified agricultural products, including our research and development activities with respect to genetically modified crop seeds, may not allow us to compete successfully.

The global competition in biotechnology will affect our business.

We believe we are a leader in biotechnology in China since we initiated our own biotechnology research program many years ago and we have built the first internal biotech research center among Chinese companies. However, when multinational corporations engaged in the seed business expand into the agricultural market in China in the future, they may have more advanced technology or may market genetically modified seed more successfully than us. The major multinational competitors have a long operating history in the research and commercialization of the genetically modified crop seeds and have strong intellectual property estates supporting the use of biotechnology to enhance products. They are making considerable investments in new biotechnology products. These significant competitive advantages could cause our existing or candidate products to become less competitive, adversely affecting our operations.

The degree of public acceptance or perceived public acceptance of our biotechnology products can affect our operations.

Although all of the genetically modified products should go through rigorous testing, some opponents of the technology actively raise public concern about the potential for adverse effects of our products on human or animal health, other plants and the environment. The potential for adventitious presence of commercial biotechnology traits in conventional seed, or in the grain or products produced from conventional or organic crops, is another factor that could affect general public acceptance of these traits. Public concern can affect the timing of, and whether we are able to obtain, government approvals. Even after approvals are granted, public concern may lead to increased regulation or legislation, which could affect our business and operations, and may adversely affect sales of our products to farmers, due to their concerns about available markets for the sale of crops or other products derived from biotechnology.

We are currently dependent on licensed seed products for the majority of our revenues, and if we lose the right to produce and sell licensed seeds, we will lose substantial revenues and suffer substantial losses.

The following table sets forth the amount and percentage of our revenues resulting from licensed hybrid seeds as compared to our internally developed proprietary hybrid seeds for the periods listed:

	Year Ended December 31, 2004	Year Ended December 31, 2005	Twelve Months Ended September 30, 2006	Year Ended September 30, 2007
Revenue resulting from licensed hybrid seeds	$35,933,245	$24,314,206	$58,572,673	$52,052,737
Percentage of our total seed revenue resulting from licensed hybrid seeds	98.97%	93.97%	88.52%	79.7%
Revenue resulting from internally developed proprietary hybrid seeds	$375,929	$1,558,883	$7,596,282	$13,260,433
Percentage of our total seed revenue resulting from internally developed proprietary hybrid seeds	1.03%	6.03%	11.48%	20.3%

We sell a majority of seeds developed and produced under our license agreements with the Corn Research Institute Li County, Hebei Province (now Shijiazhuang Liyu Technology Development Co., Ltd.) and the Henan Agricultural University, which we collectively refer to as the significant licensors, as set forth in the table below.

	Year Ended December 31, 2004	Year Ended December 31, 2005	Twelve Months Ended September 30, 2006	Twelve Months Ended September 30, 2007
Revenue resulting from hybrid seeds developed and produced under our license agreements with the significant licensors	$26,171,886	$17,006,688	$22,510,678	$17,101,856
Percentage of our total seed revenue resulting from hybrid seeds developed and produced under our license agreements with the significant licensors	71.84%	66.21%	34.02%	26.18%

If we are not able to develop and produce the licensed seed products or if the current license agreements are terminated or if we are unable to renew some of these license agreements on commercially reasonable terms or at all, we will suffer a substantial loss of revenue and will suffer substantial losses, and our financial condition and results of operations may be adversely affected.

If we do not manage our growth successfully, our growth and chances for profitability may be hindered or impeded.

We have expanded our operations rapidly during the last several years, and we plan to further our expansion efforts with new seed products and increased and enhanced distribution channels. This expansion has created significant demands on our corporate administrative, operational and financial personnel and other human resources and our need for working capital. Additional expansion into existing or new markets and new lines of business could strain these resources and increase our further need for capital, which may result in cash flow shortages. Our current resources may not be adequate to support further expansion. Consequently, industry factors such as overproduction or governmental policy changes may hinder our cash flow, which did, in fact, occur during our 2007 fiscal year.

We have a limited operating history and are subject to the risks of any new enterprise, any one of which could limit our growth and our product and market development.

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

•	changing competitive conditions, technological changes or evolving customer preferences could harm sales of our products or services.

•	maintaining our competitive position in the PRC and competing with Chinese and international companies, many of which have longer operating histories and greater financial resources than us;

•	continuing to offer commercially successful products to attract and retain a larger base of direct customers and ultimate users;

•	retaining access to the farmland we currently use for production of our products and obtaining access to additional farmland for expansion;

•	continuing our existing arrangements with production farms that grow our seed products and entering into new arrangements with additional production farms;

•	maintaining effective control of our costs and expenses; and

•	retaining our management and skilled technical staff and recruiting additional key employees.

If we are not able to meet the challenge of building our businesses and managing our growth, the likely result will be slowed growth, lower margins, additional operational costs and lower income.

Due to our size and limited operating history, we substantially depend on a few key personnel who, if not retained, could cause declines in productivity and operational results and loss of our strategic guidance, all of which would diminish our business prospects and value to investors.

Due to our size and limited operating history, our success depends to a large extent upon the continued service of a few executive officers and key employees, including:

•	Dr. Gengchen Han, our Chairman and Co-Chief Executive Officer;

•	Yasheng Yang, our Vice Chairman; and

•	Liang Yuan, our Co-Chief Executive Officer and President.

The loss of the services of one or more of these key employees could have an adverse effect on us and our PRC operating subsidiaries, as each of these individuals played and continues to play a significant role in developing and executing our overall business plan and maintaining customer relationships and proprietary technology systems. While none of these key personnel is irreplaceable, the loss of the services of any of these individuals would be disruptive to our business. We believe that our overall future success depends in large part upon our ability to attract and retain highly skilled managerial and marketing personnel. There is no assurance that we will be successful in attracting and retaining such personnel on terms acceptable to them. Inadequate personnel will limit our growth, and will be seen as a detriment to our prospects, leading potentially to a loss in value for investors.

We or our licensors may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us or our licensors, may materially disrupt our business.

We cannot be certain that our licensed or self-developed proprietary seed products do not or will not infringe upon intellectual property rights held by third parties. We, or any of our licensors, may become subject to legal proceedings and claims from time to time relating to the intellectual property of others. If we, or any of our licensors, are found to have violated the intellectual property rights of others, we may be required to pay damages and be enjoined from using such intellectual property, and we may incur new or additional licensing fees if we wish to continue using the infringing products, or be forced to develop or license alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.

Efforts to protect our intellectual property rights and to defend against claims against us can increase our costs and will not always succeed. Any failures could adversely affect our sales and results of operations or restrict our ability to conduct our business.

Intellectual property rights are crucial to our business. We endeavor to obtain and protect our intellectual property rights where our products are produced. However, we may be unable to obtain protection for our intellectual property. Even if protection is obtained, competitors, growers or others in the chain of commerce may raise legal challenges to our rights or illegally infringe on our rights, including through means that may be difficult to prevent, detect or defend. In addition, because of the rapid pace of technological change and the confidentiality of patent applications in some jurisdictions, competitors may be issued patents from applications that were unknown to us prior to issuance. These patents could reduce the value of our commercial or pipeline products or, to the extent they cover key technologies on which we have unknowingly relied, require that we seek to obtain licenses at a financial cost to us or cease using the technology, no matter how valuable the patents may be to our business. We cannot assure you we would be able to obtain such licenses on acceptable terms. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. There is a risk that the outcome of such potential litigation will not be in our favor. Such litigation may be costly and may divert management attention as well as expend other resources which could otherwise have been devoted to our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover such costs from other parties. The occurrence of any of the foregoing may harm our business, results of operations and financial condition.

Finally, implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, which increases the risk that we may not be able to adequately protect our intellectual property.

Our business will not be able to be profitable if we do not continue to find and market products considered valuable by our customers.

The ability of our seed business to be profitable depends on recurring and sustained reorders by farmers in China. Reorder rates are inherently uncertain due to several factors, many of which are outside our control. These include changing customer preferences, competitive price pressures, failure to develop acceptable new products, development of higher quality products by competitors and general economic conditions.

Our single business line of crop seed development and production does not permit us to spread our business risks among different business segments and, thus, a disruption in our seed production or the industry would harm us more immediately and directly.

We operate mainly in the crop seed business. Without business line diversity, we will not be able to spread the risk of our operations. Therefore, our business opportunities, revenues and income could be more immediately and directly affected by disruptions from such things as drought and disease or widespread problems affecting the industry, such as limited farmer credit, payment disruptions and customer rejection of modified crop seeds. If there is a disruption as described above, our revenues and income will be reduced, and our business operations may have to be scaled back.

We are particularly dependent on revenue from our corn seed products and are vulnerable to market factors and, therefore, our operating results could be disproportionately and negatively impacted if we are unable to sell a sufficient amount of corn seed at satisfactory margins.

For the fiscal year ended September 30, 2007, corn seed sales constituted approximately 74.36% of our revenues, as compared to 65.03% for the twelve months ended September 30, 2006 (unaudited). Our dependence on the corn seed market makes us particularly vulnerable to negative market changes that may occur in this product line. In particular, if demand for our corn seed generally decreases or if industry supply exceeds demand, prices will be driven downward and our margins will be negatively impacted, which would have an adverse effect on our business, results of operations and financial condition.

Failure to develop and market new products could impact the company’s competitive position and have an adverse effect on the company’s financial results.

The company’s operating results are largely dependent on its ability to renew its pipeline of new products and services and to bring those products and services to market. This ability could be adversely affected by difficulties or delays in product development such as the inability to identify viable new products, greater than anticipated development costs, technical difficulties, regulatory obstacles, competition, lack of demand, insufficient intellectual property protection, or lack of market acceptance of new products and services. Due to the lengthy development process, technological challenges and intense competition, there can be no assurance that any of the products the company is currently developing, or could begin to develop in the future, will achieve substantial commercial success. Consequently, if we are not able to fund extensive research and development activities and deliver new products to the markets we serve on a timely basis, our growth and operations will be harmed. In addition, sales of the company’s new products could replace sales of some of its current products, offsetting the benefit of even a successful product introduction.

If we fail to introduce and commercialize new seed varieties, we will not be able to recover research, development and other costs associated with such activities and, thus, our future sales will be harmed.

We cannot guarantee that the performance of our new seed varieties, whether licensed or proprietary, will meet our and our customers’ expectations, or that we will be able to introduce and commercialize specific seed varieties. Reorder rates are uncertain due to several factors, many of which are beyond our control. These include changing customer preferences, competitive price pressures, our failure to develop new products to meet the evolving demands of farmers in China, the development of higher-quality products by our competitors, and general economic conditions. In addition, farmers generally need time to learn about new seed varieties. Their traditional planting experience may also make it difficult for them to adapt to the new varieties. The process for new products to gain market recognition and acceptance is long and has uncertainties. If we fail to introduce and commercialize a new seed variety that meets the demand of farmers in China, if our competitors develop products that are favored by farmers in China, or if we are unable to produce our existing products in sufficient quantities, our growth prospects may be materially and adversely affected and our revenues may decline.

One or more of our distributors could engage in activities that are harmful to our brand and to our business.

Our crop seed products are sold primarily through distributors, and those distributors are responsible for ensuring that our products have the appropriate licenses to be sold to farmers in the PRC provinces. If those distributors do not apply for and receive the appropriate licenses, their sales of our products in those provinces may be illegal, and we may be subject to government sanctions, including confiscation of illegal revenues and a fine of between two and three times the amount of such illegal revenues. Unlicensed sales in a province may also cause a delay for our other distributors in receiving a license from the authorities for that province, which could further adversely impact our sales in that province. In addition, distributors may sell our products under another brand that is licensed in a particular province if our product is not licensed there. If our products are sold under another brand, the purchasers will not be aware of our brand name, and we will be unable to cross-market other crop seed varieties or other products as effectively to these purchasers. Moreover, our ability to provide appropriate customer service to these purchasers will be negatively affected, and we may be unable to develop our local knowledge of the needs of these purchasers and their environment. Furthermore, if any of our distributors sell inferior crop seeds produced by other companies under our brand name, our brand and reputation could be harmed, which could make marketing of our branded crop seeds more difficult.

We rely on multiple distribution agreements for the sale and distribution of our products in the PRC provinces; if these agreements expire and we are unable to obtain new distribution agreements on similar terms, our future sales and results of operations would be adversely affected.

We have established a network of over 3,800 first-level distributors and over 65,000 second-level distributors and some retailers. Our distributors sell our seed products to retailers and the retailers in turn sell them to farmers. This distribution network covers almost all of the provinces of the PRC, excluding Qinghai and Tibet. The terms of our distribution agreements provide for territorial exclusivity on a designated seed product, usually on a county-wide basis and are one year in length. These distribution agreements are generally only for a term of one year and will expire next year. Although no single distributor accounts for more than 1% of our total sales, if we are unable to enter into new distribution agreements on substantially similar terms with a sufficient number of distributors each year, we will not have the distribution channels upon which we rely to market and sell our products, and our business and financial position could be adversely affected.

We may be exposed to product quality claims, which may cause us to incur substantial legal expenses and, if determined adversely against us, may cause us to pay significant damage awards.

The performance of our seeds depends on climate, geographical areas, cultivation method, farmers’ degree of knowledge and other factors in addition to genetic traits and the quality of our seeds. Natural disasters may also affect the performance of our seeds, particularly when farmers are not able to timely and effectively respond to those disasters. Furthermore, the cultivability of some farmland is deteriorating by toxic and hazardous materials due to farmers’ overuse of chemical herbicide. These factors generally result in underproduction. However, farmers generally attribute underproduction to seed quality. We may be subject to legal proceedings and claims from time to time relating to our seed quality. The defense of these proceedings and claims can be both costly and time consuming and may significantly divert efforts and resources of our management personnel. An adverse determination in any such proceeding could subject us to significant liability and damage our market reputation and prevent us from achieving increased sales and market share. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase of our products.

Our revenues depend on the ability of a large number of small farmers to buy seed for cash because financing for purchases of this size and type is not available; therefore, if a substantial number of our customers become unable to pay for seed, our sales, revenues and operating results will decline.

We have a large and diversified customer base, with no single customer representing more than 1% of our revenues. The large customer base provides some protection to us against a loss of revenues due to the inability of a significant number of our customers to pay for seed that has been previously ordered. However, the unavailability of credit for farmers in the PRC reduces the ability of those farmers to withstand the effects of difficult economic times. The lack of credit could prevent farmers from fulfilling their purchasing commitments to us with the result that our revenues and results of operations would be reduced.

Fluctuations in commodity prices can increase our costs and decrease our sales.

We purchase our seed inventories from production growers at market prices and retain the seed in inventory until it is sold. These purchases constitute a significant portion of the manufacturing costs for our seeds. We use hedging strategies to mitigate the risk of short-term changes in these prices but are unable to avoid the risk of medium- and long-term changes. Accordingly, increases in commodity prices may negatively affect our cost of goods sold or cause us to increase seed prices, which could adversely affect our sales. Farmers’ incomes are also affected by commodity prices; as a result, commodity prices could have a negative effect on their ability to purchase our products.

Price increases for energy costs and raw materials could have a significant impact on our ability to sustain and grow earnings.

Our production and distribution processes consume significant amounts of energy and raw materials, the costs of which are subject to worldwide supply and demand as well as other factors beyond the control of the company. Significant variations in the cost of energy, which primarily reflect market prices for oil and raw materials affect the company’s operating results from period to period. When possible, the company purchases raw materials through negotiated long-term contracts to minimize the impact of price fluctuations. The company has taken actions to offset the effects of higher energy and raw material costs through selling price increases, productivity improvements and cost reduction programs. Success in offsetting higher raw material costs with price increases is largely influenced by competitive and economic conditions and could vary significantly depending on the market served. If the company is not able to fully offset the effects of higher energy and raw material costs, it could have a significant impact on the company’s financial results.

If we are unable to estimate our customers future needs accurately and to match our production to the demand of our direct customers, our business, financial condition and results of operations may be adversely affected.

Due to the nature of the crop seed industry, we normally produce seeds according to our production plan before we sell and deliver crop seeds to distributors, which are our direct customers. Chinese farmers, the end users of our crop seed, generally make purchasing decisions for our products based on market prices, economic and weather conditions and other factors that we and our distributors may not be able to anticipate accurately in advance. If we fail to accurately estimate the volume and types of products sought by farmers, we may produce more seeds that are not in demand by our distributors resulting in aged seeds. In the event we decide not to sell the aged seeds due to our concerns about the quality of these seeds, the aged inventory could eventually be sold as crop for end uses at greatly reduced prices than seeds. Aged inventory could result in asset impairment, in which case we would suffer a loss and incur an increase in our operating expenses. On the other hand, if we underestimate demand, we may not able to satisfy our distributors’ demand for crop seeds, and thus damage our customer relations and end-user loyalty. Our failure to estimate farmers’ future needs and to match our production to the demand of our direct customers may adversely affect our business, financial condition and results of operations. In addition, inadequate distributor liquidity could affect distributors’ ability to pay for our products and, therefore, affect our sales or our ability to collect on our receivables.

There are difficulties in managing our storage system, which may result in damage to our seeds in storage and, thus, operating losses.

Seed storage entails significant risks, including difficulties in management of moisture, temperature and humidity of storage condition, any failure of which may result in damage to our seeds in storage and, thus, operating losses.

It is difficult to predict our future performance because our revenues and operating results fluctuate significantly from period to period due in part to the nature of our business.

Our operating results may fluctuate due to a number of factors, many of which are beyond our control. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical rates. Our operating results in future quarters may fall below expectations. The industry in which we operate is seasonal in nature. The sales season of corn, rice and cotton seed lasts from October to June; the delivery of canola lasts from July to September. We generally do not have sales revenue from July to September, which results in cyclical changes of our cash flow and operating activities. As a result, if we are unable to generate sufficient working capital from our cash flow from operations and working capital facilities, we may encounter liquidity difficulties from the period of July through September, which may harm our operations. The seasonal nature of our business causes our operating results to fluctuate from quarter to quarter. Any unexpected seasonal or other fluctuations could cause the price of our common stock to fall. As a result, you may not rely on comparisons of our quarterly operating results as an indication of our future performance.

In addition, the future achievement and growth of our profits depends on our ability to secure sufficient orders from customers. An adverse change in market conditions may have material and adverse effects on our operating results if we cannot adjust our operating and marketing strategy to respond to such changes. Our results of operations may be adversely affected by reduced orders and profit margins in the event of a slowdown in market demand, an increase in business competition, a decrease in government subsidies to farmers, increased costs, or for other reasons. As such, there is a risk that we will not be able to achieve or maintain profitability or our historical results.

Aged inventory may result in an increase of our administrative expenses and cause operating losses.

Due to the nature of the seed industry, we normally produce seeds according to our production plan before we deliver the seeds to our customers. Our production plan could be too aggressive and, therefore, we could produce more seeds than demanded by the market which could result in aged seeds. We may decide not to sell the aged seeds if we take into account factors such as the quality of the seeds. In that case, the aged inventory could eventually be sold as common feed products at greatly reduced prices. Aged inventory could result in assets impairment risk, in which case we would suffer a loss and incur an increase of cost of revenue and a decrease in gross profit.

As a result of the measurement in the market value of inventory, last year we wrote off a significant portion of our seed inventory of RMB77.24 million (US$ 10.31 million), 90.02% of which derived from the inventory of Denong.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. In particular, PRC insurance companies do not offer extensive business insurance products. As a result, we have very limited business liability, disruption insurance, or product liability coverage for our operations in China. We have determined that the difficulties associated with acquiring such insurance on commercially applicable terms and the nature of the industry makes it impractical for us to obtain such coverage. Any business disruption, litigation or natural disaster could result in our incurring substantial costs and the diversion of our resources, which could adversely affect our operations and financial condition.

We rely on our network of approximately 110,000 farmers for the production of our seeds. Although our relationship with those farmers has been stable in the past, there are no assurances that those relationships will remain stable in the future. Instability of this kind could limit the amount of seed products available to us for sale to customers and threaten customer loyalty.

We believe we maintain a favorable relationship with the farmers in our seed production network. In addition, the fact that we rely on a large number of farmers to produce crop seeds means that no one or even several farmers can, acting independently, adversely affect our business. However, events such as a shift in pricing caused by an increase in the value of commodity food crops other than seed crops, increase in land prices or competition could disrupt the chain of supply. Any of these disruptions could limit the supply of seeds that we obtain, adversely affecting supply and thereby lowering revenues. Such disruption could also damage our distributor relationships and farmer loyalty to us if we cannot supply the quantity of seed expected by them.

We rely on license and technical service agreements which have imminent expiration dates and there is no assurance that we will be able to renew these agreements.

We have multiple license agreements for designated seed products in relation to exclusive production and marketing within China. Our license agreements with Hubei Province Shiyan Agricultural Sciences Institute and Handan Agricultural Academy each have terms expiring on January 10, 2008 and July 1, 2011, respectively. In addition, under the technical service agreements dated December 25, 2004, Origin Biotechnology will provide technical research, production and distribution services. In return, Beijing Origin is required to pay Origin Biotechnology a service fee calculated according to the weight of corn, rice and cotton seeds sold by the Beijing Origin. The initial term of each of these technical services agreements is three years and either party has the right to terminate the agreement if it does not desire to renew the provisions thereof at the expiration of the term. There is no guarantee that any of these agreement upon which we or our subsidiaries depend for licensing and technical services will be renewed. Moreover, there is no assurance that any steps we have already taken or might take in the future will ensure the successful renewal of any or all our rights or the granting of further new rights or that the terms of any renewals of our rights would not be significantly less favorable to us than the terms of our current rights under these agreements.

Agreements between our subsidiaries may not reflect terms that would have resulted from arm’s length negotiations among unaffiliated third parties.

Agreements between our subsidiaries that have been entered into, including the technical services agreements, by and among Beijing Origin, Changchun Origin, Henan Origin and Origin Biotechnology, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. These agreements relate to, among other things, the transfer of intellectual property rights and the provision of technical research, production and distribution services.

If our rights to lease land from farmers were subject to a dispute, or if their legality or validity were challenged, our operations could be disrupted.

PRC law provides for the registration of land ownership and land-use rights and for the issuance of certificates evidencing land ownership or the right to use land. However, the administrative system for registration of land ownership and land-use rights is not well-developed in rural areas where most of our crop seed production bases are located. As a result, we are generally not able to verify through the land registry system the ownership or land-use rights of the parties from whom we have leased land. Despite our efforts to obtain representations from the farmers that they own the land, possess land-use rights or have the right to sub-contract the land-use right on behalf of the holder of such rights, there is nevertheless a risk that they have not legally and validly granted the right to use the land to us. Moreover, there is a risk that farmers may, in breach of the terms of the applicable leases, enter into leases with other third parties in respect of land-use rights which they have previously granted to us, or that they have not entered into leases with third parties before entering into leases with us.

There is a risk that the legality or validity of our leases will be subject to dispute or challenge in the future. If our leases become subject to a dispute or challenge, our operations on such land, especially our research and development on crop breeding, could be suspended and we could lose our rights to use such land which could adversely affect our business, financial condition and results of operations.

In the course of preparing our consolidated financial statements for the twelve months ended September 30, 2007, a material weakness in our internal control over financial reporting was noted. If we fail to implement, achieve and maintain an effective system of internal controls, and as a result of this material weakness, we may be unable to accurately report our financial results, and investor confidence and the market price of our shares may be adversely impacted.

We became subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the fiscal year ended September 30, 2007, which requires us to set out a management report containing an assessment of our internal controls over financial reporting in our Annual Report. It also requires an independent registered public accounting firm to attest to and report on the effectiveness of our internal controls over financial reporting. In preparing our consolidated financial statements, a material weakness in our internal control over financial reporting were identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weakness identified primarily related to the application of derivative accounting in accordance with Financial Accounting Standard 133-Accounting for Derivative Instruments and Hedging Activities. Our management concluded that we did not maintain an effective control environment with respect to the accounting for derivative as at September 30, 2007. As a result, this control deficiency resulted in a material adjustment in the our annual consolidated financial statements. Therefore, we concluded that we did not have effective internal control over financial reporting for the twelve months ended September 30, 2007.

We are planning for the complete remediation of the above issue in 2008 by seeking people with expertise in this aspect. We cannot be certain that this measure will resolve our control deficiency, and, if we fail to timely achieve and maintain the adequacy of our internal controls, we may continue to be unable to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404.

Any diversion of management attention to matters related to acquisitions or any delays or difficulties encountered in connection with integrating acquired operations may have an adverse effect on our business, results of operations, and/or financial condition.

We have completed several acquisitions involving seed companies and may complete other acquisitions in the near further. These transactions are designed to contribute to our long-term growth. We must fit such acquisitions into our growth strategies to generate sufficient value to justify their cost. Acquisitions also present other challenges, including geographical coordination, personnel integration and retention of key management personnel, systems integration and the reconciliation of corporate cultures. Those operations could divert management’s attention from our business or cause a temporary interruption of or loss of momentum in our business and the loss of key personnel from the acquired companies. In addition, proposed acquisitions which are not consummated will cause us to incur substantial costs, none of which are generally recoverable.

We require short-term financing to fund our working capital, especially due to the seasonal nature of our business.

The nature of the agricultural seed production industry involves expenses and revenue cycles that seasonal in nature. In our fiscal year third quarter, we may face costs that are in excess of our cash flow sources during that given period. The advanced payments made to our seed producing farmers may exceed the amount of deposits received from our customers. The exact timing of these deposit payments is dependant on the Chinese lunar calendar, which varies from one calendar year to the next. As a result, we have customarily relied upon short term bridge loans to cover our expenses pending receipt of cash payment from farmers at the time of seed purchases. For example, our short-term debt increased from RMB253 million ($32.01 million) on September 30, 2006 to RMB268.40 million (US$35.82 million) on September 30, 2007. Although we have historically had access to sufficient financing to manage these cash flow cycles, we cannot be certain that we will be able to obtain sufficient debt financing on terms that are satisfactory to us to maintain consistent operating results. Downgrades in our credit rating, tightening of related financing markets or other limitations on our ability to access short-term financing would increase our interest costs and adversely affect our operating results.

Certain of our credit agreements contain restrictive covenants that may impair our ability to conduct our business.

Certain of our outstanding credit agreements contain financial and operating covenants that limit our management’s discretion with respect to certain business matters. Among other things, these covenants require us to maintain certain financial ratios, restrict our ability and our subsidiaries’ ability to incur additional debt, create liens or other encumbrances, change the nature of our business, pay dividends, sell or otherwise dispose of assets, and merge or consolidate with other entities. Any failure by us or our subsidiaries to comply with these agreements could harm our business, financial condition and operating results.

Risks relating to our industry

The Chinese agricultural market is highly competitive and our growth and results of operations may be adversely affected if we are unable to compete effectively.

The agricultural market in China is highly fragmented, largely regional and competitive and we expect competition to increase and intensify within the sector. We face significant competition in our crop seed business. Our competitors may have greater financial, research and development resources than we have. Competition may also develop from consolidation or other market forces within the crop seed industry in China, and the privatization of crop seed producers that are currently operated by the local governments in China. According to the Opinion on Enhancement of Market Supervision regarding Seed Administration Reform issued by the General Office of the PRC State Council in May 2006, the agricultural administrative offices of local government were required to separate their governmental administrative functions from seed production activities by the end of June 2007 and, therefore, there may be more privately-owned seed companies in the future. Our competitors may be better able to take advantage of industry consolidation and acquisition opportunities than us. The reform and restructuring of state-owned equity in seed enterprises will likely lead to the reallocation of market share in the seed industry, and our competitors may increase their market share by participating in the restructuring of the state-owned seed companies. Such privatization would likely mean that these producers will need to develop more efficient and commercially viable business models in order to survive. In addition, the PRC government currently restricts foreign ownership of any domestic seed development and production business to no more than 50%. When and if such restrictions are lifted, multinational corporations engaged in the seed business may expand into the agricultural market in China. These companies have significantly greater financial, technological and other resources than us and may become our major competitors in China. In particular, our industry was affected by a widespread overproduction during the last year. As a result, supply of certain of our products exceeded demand for those products and, as a result, market prices were reduced and our margins and revenues were negatively impacted. If this trend continues in future years, we may be unable to successfully compete in our industry, especially if our competitors can produce and distribute seeds at a lower cost than us. As competition intensifies, our margins may continue to be compressed by more competitive pricing in the short term and may also to be compressed in the long term and we may lose our market share and experience a negative impact on our margins, revenues and results of operations.

Natural or man-made disasters could damage seed production, which would cause us to suffer production losses and material reduction of revenues; there is no agriculture insurance in the PRC to cover the loss of seed crops.

We produce our seeds using a network of approximately 110,000 farmers, who plant the crops and harvest the seeds for use as crop seeds for the next growing season. As a result, the source of supply for our seeds is subject to all of the risks associated with any agricultural enterprise, including natural disasters such as widespread drought, flood, snowstorm, pestilence, plant diseases and insect pests, and man-made disasters such as environmental contamination. Other man-made incidents may damage our products, such as arson or other acts that may adversely affect our crop seed inventory in the winter storage season. Furthermore, natural or man-made disasters may cause farmers to migrate from the farmland, which would decrease the number of end users of our products. While the use of such a large number of farmers provides some protection against a widespread failure of any particular crop, the majority of our seed production farmers are located in Gansu, Sichuan, and Hunan provinces, making them subject to risks that are somewhat local in nature. We have attempted to manage this risk by obligating ourselves to pay the farmers who produce our seeds only for the quantity of seeds that they produce, thus limiting our expenses somewhat. We have also set up a storage system since 2003 attempting to manage this risk. However, in the event of a widespread failure of the crop seed, we would likely sustain substantial operating losses, due to both the fact that a significant portion of our expenses are fixed overhead and that the loss of a large portion of a crop seed would limit our revenues significantly. Although insurance to protect against such a risk is available in many jurisdictions, such insurance is not available in the PRC.

Our results of operations and financial condition may be adversely affected by extreme weather conditions.

Our supply of crop seeds is subject to the risk of extreme weather conditions which may adversely affect the farmers producing crop seeds for us. In turn, the quality, cost and volumes of crop seeds that our farmers supply to us could be affected, thereby harming our sales and profitability. Extreme weather conditions could also affect our production facilities, or those of our suppliers or customers, which could affect our costs and our ability to meet supply.

We primarily rely on arrangements with farmers to produce our crop seed products. If we were unable to continue these arrangements or enter into new arrangements with other farmers, our total land acreage devoted to crop seed production would decrease and our growth would be inhibited.

We have access to approximately 6,500 hectares of farmland in fourteen provinces mainly through contractual arrangements with farmers. As we are legally prohibited from owning farmland, we typically enter into a seed production agreement with such farmer. These production agreements to produce crop seeds are typically one year in length, covering one growing season. In the event that prices for other crops increase, these farmers may decide to farm other crops in breach of our seed production agreements with them. If we are unable to find new villages collectives willing to produce crop seeds for us, our business and results of operations would be materially and adversely affected. Any of these disruptions could materially and adversely affect our supply of crop seeds and our revenues. Such disruptions could also damage distributor relationships and farmer loyalty if we cannot supply them with the quantities and varieties of seeds that they expect.

Crop seed prices and sales volumes may decrease in any given year with a corresponding reduction in sales, margins and results of operations.

During most of our limited operating history, the crop seed market has been stable in the PRC, however, in the past, it was marked by periods of instability, as in the case of fiscal year 2007. In the future, there may be prolonged periods of instability during which commodity prices and sales volume might fluctuate greatly. Commodities can continue to be affected by general economic conditions, weather, disease and aspects of demand such as financing, competition and trade restrictions. Although we have followed a branded product strategy to differentiate our products from those of other crop seed producers, the crop seed market continues to behave as a commodity market. As a result, the price that we are able to demand for our seeds is somewhat dependent on the size of the supply of our seeds and the seeds of other producers. Therefore, the potential exists for fluctuation in supply and, consequently, in price, in our own markets, even in the absence of significant external events that might cause volatility. As a result, the amount of revenue that we receive in any given year is subject to change. Because decisions are made regarding the level of production prior to the time that the volume of orders and the market price for those orders is known, it is possible that we will have too much or not enough product available, each with the attendant impact on revenues, margins and results of operations.

In recent years, prices of our crop seed products in China have been declining.

The ability of our operations to be profitable is affected by the selling prices of our products. We benchmark the prices of our crop seed products against the prevailing domestic market prices of crop seed products of similar quality and attributes. Historically, prices of crop seed products in China have been volatile, primarily due to fluctuations in supply and demand. In the past four years, prices of our crop seed products in China have been declining. If the prices for such products continue to decline in the future, and we are unable sell more products and/or reduce our cost of sales, our revenues will decrease and our ability to generate operating results at historical levels will be adversely affected.

We may face increased regulatory risks with respect to our recent expansion into Vietnam.

In connection with certain of our recent acquisition and seed approval activities, including particular investments in rice seed varieties applicable to the soil conditions in Southeast Asia, we have begun to do limited business with farmers in Vietnam who purchase our rice hybrid products. We expect to continue to expand our business into Vietnam in the future. We may face material financial, business, and legal risks with respect to our expansion into Vietnam given that our business and operating results may be adversely affected by changes in the political and social conditions in Vietnam and by changes in Vietnamese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things.

Technological change in creating seed hybrids could harm our business, causing a loss in business opportunities, market share and revenues.

We currently rely upon traditional methods of creating crop seed hybrids to develop new products. While these methods are highly effective, there has been an increase in the development of genetically modified agricultural products in an effort to increase the quality and quantity of crop yields. This new genetic technology is controversial, and it has not been widely accepted in many regions of the world, including the PRC. However, as the ability to use genetic modification to produce seeds that are superior to or less costly than those that we produce by traditional methods increases, the threat of competition from this source becomes more realistic. A number of factors those are currently difficult to predict, including a shift in farmer and consumer attitudes regarding the acceptability of genetic technology affect the extent to which this potential threat could affect our business prospects.

Risks relating to our business organization and structure

Three of our PRC operating subsidiaries are controlled subsidiaries through stock consignment agreements rather than by direct ownership of shares, the terms of which may have to be enforced, which would require us to incur extra costs, create uncertainty as to ownership of the operating businesses involved and risk the possible loss of rights.

Under PRC law, foreign entities are not currently permitted to own more than 49% of a seed production company. In order to address those restrictions, Origin, a non-Chinese entity that cannot directly own the shares of three of our PRC operating subsidiaries, namely, Beijing Origin, Changchun Origin and Henan Origin, will instead hold the right to control such shares in all respects, including voting, dividends, nomination of directors, and corporate management, through stock consignment agreements executed by the owners of the stock of these companies. When the shares can be transferred, they will be transferred to us for no additional consideration.

There is the risk, however, that a consigning shareholder will not fulfill its obligations under the stock consignment agreement. In that event, we may need to resort to the PRC courts to have our rights under the applicable agreement enforced. Such enforcement will cause us to incur legal expenses. In addition, while a case is pending there will be uncertainty regarding our rights as to the three PRC operating subsidiaries involved. In addition, a PRC court may decide not to enforce the agreements in whole or in part. To the extent these agreements are neither observed nor enforced as intended, the three PRC operating subsidiaries and Denong, which is approximately 98% owned by Beijing Origin, will not be controlled by us as intended, which will affect our value and restrict our ability to obtain the income and other rights of ownership associated with the consigned stock. It may also prevent the consolidation of our financial statements with the three PRC operating subsidiaries, which would reduce the reported earnings of the consolidated companies. The uncertainty of ownership may also adversely affect our market value.

Whether or not a stock consignment agreement is terminated depends on the consensus of our board and the consignees. Any such termination could result in a possible loss of certain rights or assets held by us without receiving fair value in return.

The stock consignment agreements relating to our control of the stock of three of our PRC operating subsidiaries (not including Origin Biotechnology) may be terminated after three years upon mutual agreement between us and the consignees. Three of the consignees, Messrs. Han, Yang and Yuan, also serve as our officers and/or directors. These three persons own, in the aggregate, 8,662,350 shares of our ordinary stock, or about 37% of our issued and outstanding ordinary stock. Holding this amount of stock will allow these officers to control or greatly influence the selection of directors and matters submitted to a vote of our shareholders, including voting to terminate the stock consignment agreements.

There are corporate protections in place designed to protect our interests, such as an independent board of directors, an audit committee comprised of independent directors that must approve insider transactions, a code of conduct requiring fair dealing with the company, and the British Virgin Islands statutory provision that a disposition of more than 50% of the assets of a company must be approved by a majority of the shareholders. Moreover, if consigned stock is transferred to us as provided in the stock consignment agreements when the restrictions under PRC law are lifted, that stock will no longer be subject to the stock consignment agreements, and the termination of the stock consignment agreements would then have no effect on the ownership of that stock. However, if the stock consignment agreements are terminated, then we would lose our rights with respect to the consigned stock and the profits from the issuing corporation. Such a loss would impair the value of the company and would reduce our ability to generate revenue.

The impact from the integration of our subsidiary Denong into Origin has increased our costs and might continue to have an adverse effect on our operating results.

From January 2006 through December 2006, we acquired, in multiple transactions, approximately 97.62% interest in Denong, a developer, producer and marketer of rice, corn, canola and cotton in the southwest region of China. To integrate Denong into our growth strategies, we invested considerable financial and human resources, which increased our operating costs. Furthermore, the integration process diverted our management’s attention from our business, which might have a further adverse effect on our core operating results. We cannot be certain that we will achieve a favorable return on our investment.

Our executive officers have entered into employment agreements with us which provide that they may be entitled to certain rights upon a change of control.

The following executive officers have entered into employment agreements which provide that they may terminate their respective employment agreements with us as a result of a change of control:

•	Dr. Gengchen Han, our Chairman and Co-Chief Executive Officer;

•	Yasheng Yang, our Vice Chairman; and

•	Liang Yuan, our Co-Chief Executive Officer and President

A change of control includes if any person other than us and/or any our officers or directors as of the date of the employment agreement acquires our securities other than from the executive or his affiliates (in one or more transactions), having 51% or more of the total voting power of all of our securities then outstanding. If the executive terminates his employment agreement due to a change of control, we must continue to pay the executive all payments, compensation and benefits pursuant to the terms of his employment agreement upon the earlier of two years from the date of termination or through the term of the employment agreement (each employment agreement has a term of three years commencing on January 1, 2005).

Risks relating to doing business in China

If we do not comply with PRC regulations, we may not be able to operate our business or we may be fined, both of which would adversely affect our business, operations and revenues.

The PRC has many regulations relating to the seed business, including obtaining and maintaining operating licenses and permits. Seed products must be licensed and undergo a stringent review process before they may be sold in the PRC. We believe we currently have all the necessary licenses necessary for our business, and that we are in compliance with applicable laws and regulations. If we are not in compliance, we may be fined or lose the ability to sell a particular seed or operate our business altogether. If the fines are substantial or if our ability to sell or operate is withdrawn, this will result in additional costs or the loss of revenues and could prevent us from continuing as an operating business.

If we do not comply with applicable government regulations, we may be prohibited from continuing some or all of our operations, resulting in a reduction of growth and ultimately market share due to loss of competitive position.

Our revenue depends on receiving approval from the PRC government to market new seed hybrids that we are developing and will develop. In addition, there may be circumstances under which the governmental approvals granted are subject to change without substantial advance notice, and it is possible that we could fail to obtain the approvals that we require to expand our business as we intend to do. The failure to obtain or to maintain such approvals would limit the number and quality of products that we would be able to offer. This reduction in product offerings would cause a reduction in the growth previously experienced and over time would result in the loss of market share from the competitive pressures of seeds developed by others that would likely be better than our products.

The reform and restructuring of local agricultural administrative offices and state-owned seed enterprises may harm our future business.

The General Office of the PRC State Council issued an opinion in May 2006, requiring that the agricultural administrative offices of the local governments stop engaging in the seed production and distribution business by the end of June, 2007. The opinion also provides that the agricultural administrative offices of the local governments should sever their ties with their affiliated state-owned seed companies. We believe such reform and restructuring of state-owned seed companies will likely lead to reallocation of the seed market share and, thus, our competitors may be able to increase their market share by participating in the restructuring of the state-owned seed companies. As competition intensifies, our margins may be compressed by more competitive pricing in the short term and may continue to be compressed in the long term and we may lose our market share and experience a reduction in our revenues and results of operations.

The technical services agreements between Origin Biotechnology and the other three operating subsidiaries may be subject to scrutiny by the PRC tax authorities for transfer pricing adjustments.

We could face adverse tax consequences if the PRC tax authorities determine that our technical service agreements between Origin Biotechnology and the other three PRC operating subsidiaries, namely, Beijing Origin, Changchun Origin and Henan Origin, were not entered into based on arm’s length negotiations. If the PRC tax authorities determine that these agreements were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recorded by the three PRC operating subsidiaries, which could adversely affect us by:

•
increasing the three PRC operating subsidiaries’ tax liability without reducing Origin Biotechnology’s tax liability, which could further result in late payment fees and other penalties to our PRC operating subsidiaries for under-paid taxes; or

•
limiting Origin Biotechnology’s ability to maintain preferential tax treatment and government financial incentives, which, if the transfer pricing adjustment is significant, could result in Origin Biotechnology failing to qualify for those preferential tax treatments and government financial incentives.

As a result, any transfer pricing adjustment could have an adverse impact on our financial condition.

Deficient railway transportation capacity in Northwestern China and the oil price hike may result in the increase of our transportation-related costs and thus adversely affect our business.

Our major production base is located at Linze County, Gansu Province, China. Seeds produced in that geography are transported throughout China each year by means of railway, which we believe is currently the most cost-efficient means. With economic development and the frequent flow of material, we believe the Northwest railway is deficient in terms of its transportation capability. As our volume of freight increases year by year, the seeds may have to be transported by other means if the railway cannot guarantee the increasingly larger volume of freightô for instance, by car. In such event, the production costs will increase correspondingly with the increase in transportation costs, which may adversely affect our business.

Our business benefits from certain PRC government subsidies. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

The PRC government has in recent years reduced taxes and increased subsidies and other support across the agricultural industry. For instance, the government subsidizes farmers for their seed purchases, and has increased spending on rural infrastructure. Sales of agricultural products from producers to intermediaries or to farmers are exempt from PRC value-added tax. The discontinuance of preferential treatments granted by the Chinese government to the seed industry, could adversely affect our earnings.

In addition, subsidy policies may have an adverse effect on our ability to market our products. Farmers can buy crop seeds designated as “high-quality” at subsidized prices, but the designation of seeds as “high-quality” is at the discretion of the local government, companies owned by the local government and local private seed companies. It is possible that this policy could result in preferential treatment for local seed producers, with locally produced seeds being designated as “high-quality” while ours are not designated as such. If such preferential treatment were to occur, the price for our seeds to farmers in those provinces would be higher than the subsidized local seeds, and our sales in that province could suffer, which could adversely affect our results of operations.

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiaries could materially increase our tax liabilities.

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at rates of 30% and 3%, respectively. In addition, an enterprise qualified as a “high and new technology enterprise,” including agricultural companies, located in certain specified high-tech zones was entitled to a preferential state EIT rate of 15% and could enjoy an exemption from the state EIT for the first three years since its establishment and a 50% reduction of the state EIT for the succeeding three years. The qualification of a “high and new technology enterprise” was subject to an annual or biennial evaluation by the relevant government authority in China. For example, Origin Biotechnology is entitled to a preferential tax rate of 15% as a new technology company, and was exempted from income tax for 2006 and 2007. Also Beijing Origin has been approved as a new technology enterprise and enjoys the reduced enterprise income tax rate of 15%.

In March 2007, the National People’s Congress, enacted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law, however, (i) reduces the top rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration and will gradually transition to the uniform 25% EIT rate over a five-year transition period. In addition, the new technology enterprise qualification of our PRC subsidiaries is subject to a biennial re-assessment by the relevant PRC government authority. In the event the preferential tax treatment for our PRC subsidiaries is discontinued, the affected entity will become subject to the standard PRC enterprise income tax rate. There is no assurance that the local tax authorities will not, in the future, change their position and discontinue any of our preferential tax treatments, potentially with retroactive effect. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Under China’s New Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the New Enterprise Income Tax Law, or the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Currently no official interpretation or application of this new “resident enterprise” classification is available, therefore it is unclear how tax authorities will determine tax residency based on the facts of each case. If the PRC tax authorities determine that our British Virgin Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares. The “resident enterprise” rule could be applied to our British Virgin Islands sub-holding company with similar consequences.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2008 tax year and are evaluating appropriate organizational changes to avoid this treatment.

Adverse changes in political and economic policies of the PRC, including its policy of reforming its economic system, could have an adverse effect on the growth of private businesses in the PRC such as ours.

Since the late 1970’s, the PRC has been reforming its economic system and changing from a planned economy based on governmental dictates and priorities to one that uses market forces to influence deployment of economic resources, labor and capital and to determine business endeavors. We cannot predict whether or not the government will continue to encourage economic liberalization and further release its control over the economy and encourage private enterprise. We also cannot predict the timing or extent of future economic reforms that may be proposed. Any reimposition of planned economy regulation or similar kinds of restrictions could reduce the freedom of private businesses to operate in a profitable manner, restrict inflows of capital or stifle investor willingness to participate in the PRC economy. To the extent we need additional capital, any restrictions on foreign ownership, foreign investment and repatriation of profits will hamper our ability to find capital outside of the PRC.

The economy of China has been experiencing unprecedented growth, leading to some inflation. If the government tries to control inflation by traditional means of monetary policy or returns to planned economic techniques, our business will suffer a reduction in sales growth and expansion opportunities.

The rapid growth of the PRC economy has historically resulted in high levels of inflation. If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slowdown could have an adverse effect on our sales and may increase our costs. If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

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

Also, our investors may not be able to obtain the benefits of the profits of the business generated in the PRC for other reasons. Relevant PRC laws and regulations permit payment of dividends only from accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our subsidiaries and our affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the shareholders’ meeting or the board. These reserves are not distributable as cash dividends. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiary’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary and our affiliated entity to distribute dividends or other payments to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, or otherwise fund and conduct our business.

Pursuant to the new PRC enterprise income tax law to be effective on January 1, 2008, dividends payable by a foreign-invested enterprise, or FIE, including Origin Biotechnology, its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Prior to 2008, dividend payments to foreign investors made by FIEs were exempted from PRC withholding tax.

Any fluctuations in exchange rates may adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Because our earnings and cash from operations are denominated in Renminbi, fluctuations in exchange rates between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The People’s Bank of China sets and publishes a daily base exchange rate. Prior to July 21, 2005, the People’s Bank of China set this rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. Effective from July 21, 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is pegged to a basket of currencies determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. For example, on July 21, 2005, the Renminbi was revalued against the US dollar to approximately RMB8.11 to the US dollar, representing an upward revaluation of 2.1% of the Renminbi against the US dollar, as compared to the exchange rate on the previous day. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-US dollar currencies from 1.5% to 3% to improve the flexibility of the new foreign exchange system. The exchange rate may become volatile, the Renminbi may be revalued further against the US dollar or other currencies or the Renminbi may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the US dollar or other currencies. This change in policy resulted in an approximately 8.0% appreciation in Renminbi against the US dollar between July 21, 2005 and June 30, 2007. Fluctuations in the exchange rate will affect the relative value of any dividend we issue which will be exchanged into U.S. dollars, the value of any U.S. dollar denominated investments we make in the future and any earnings on such investments.

There are government regulations that limit or prohibit foreign investment in the PRC, which may restrict our growth.

Notwithstanding the general restriction on foreign investment in the seed industry in the PRC, our corporate structure currently enables us to receive foreign investment. Our continued ability to receive foreign investment may be important to our ability to continue to expand our business rapidly and to manage that expansion effectively. We cannot be certain that a change in the regulations allowing us to receive foreign investment will not occur. In the event of such a change, our plan to expand our business could be disrupted.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Substantially all our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, the PRC Operating Companies may not pay dividends in foreign currencies, without prior approval from SAFE, unless they comply with certain procedural requirements. The PRC government may also take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. If the PRC Operating Companies borrow in foreign currency from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance the PRC Operating Companies means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce or its local counterparts. These limitations could adversely affect the ability of the PRC Operating Companies to obtain foreign exchange through debt or equity financing, which could harm our ability to fund our operations or cause us to seek additional financing on terms that may not be favorable.

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity. Failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits, if any, and could expose us and our PRC resident shareholders to liability under PRC law.

In October 2005, SAFE promulgated regulations that require registration with local SAFE offices in connection with direct or indirect offshore investment by PRC residents, including PRC individual residents and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and also apply to our prior and future offshore acquisitions. In particular, the SAFE regulations require PRC residents to file with competent SAFE offices information about offshore companies in which they have directly or indirectly invested and to make follow-up filings in connection with certain material transactions involving such offshore companies, such as increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, or external guarantees or other material events that do not involve return investment.

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

We believe our major shareholders who are PRC residents, or whose shares are beneficially owned by PRC residents, have completed foreign exchange registration with the local foreign exchange bureau according to these SAFE regulations. However, as these regulations are relatively new and there is uncertainty concerning the reconciliation of the new regulations with other approval requirements, it is unclear how the regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulations or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary to make distributions or pay dividends or affect our ownership structure. As a result, our business operations and our ability to distribute a dividend to you could be adversely affected.
\

The PRC legal system has inherent uncertainties that could limit the legal protections available to you.

Nearly all of our assets and all of our operations are in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited precedential value. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with such economic matters as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The laws in the PRC differ from the laws in the United States and may afford less protection to our shareholders.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based on United States judgments against us, our subsidiaries, officers and directors.

We are incorporated in the British Virgin Islands and our PRC operating subsidiaries are formed under PRC law. Substantially all of our assets are located in the PRC. In addition, most of our directors and executive officers reside within the PRC, and substantially all of the assets of these persons are located within the PRC. It may not be possible to effect service of process within the United States or elsewhere outside the PRC upon our directors, or executive officers and experts, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against our assets and our subsidiaries, our directors and executive officers and experts only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

The recurrence of SARS in China, the potential outbreak of avian flu in China, similar adverse public health developments, concerns over the spread of these diseases, or acts of terrorism, in China and elsewhere may materially and adversely affect our business and operating results.

From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Recently, concerns have been raised with respect to the spread of avian flu in various regions in China. Any recurrence of the SARS outbreak, outbreak of avian flu, or the development of a similar health hazard in China, may adversely affect our business and operating results. For instance, a recurrence of SARS, outbreak of avian flu or any other epidemic may lead to health or other government regulations requiring temporary closure of our business, or the businesses of our suppliers or customers. In addition, terrorist attacks, such as those that took place on September 11, 2001, geopolitical uncertainty and international conflicts, could have an adverse effect on our business operations. Any of these events could adversely affect China’s economy and cause an immediate and prolonged drop in consumer demand. An immediate and prolonged drop in consumer demand could severely disrupt our business operations and adversely affect our results of operations.

Risk relating to tax matters

We may be subject to contingent tax liabilities.

On December 20, 2004, Chardan China Acquisition Corp., or Chardan, entered into a stock purchase agreement with State Harvest, and all the shareholders of State Harvest for Chardan’s acquisition of State Harvest. In connection with the acquisition, Chardan formed its wholly-owned subsidiary, Origin. On November 8, 2005, Chardan merged with and into Origin for the purpose of redomestication out of the United States. The redomestication merger was achieved by a one-for-one exchange of all the outstanding common stock of Chardan for ordinary stock of Origin, and the assumption of all the rights and obligations of Chardan by Origin. Immediately after the redomestication merger, Origin acquired all the common stock of State Harvest by the issuance of shares and payments of cash consideration to the shareholders of State Harvest or their designee. We may be subject to contingent tax liabilities in connection with the above share exchange transaction. As of September 30, 2007, such contingent tax liabilities could be in the range of RMB39.06 million to RMB64.22 million.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. holders.

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

We believe that we were not a PFIC for the taxable year 2007. However, there can be no assurance that we will not be a PFIC for the taxable year 2008 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2007 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that produce, or are held for the production of, passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

We are engaged in the research, development, production, sale and distribution of hybrid crop seeds through our PRC operating subsidiaries in China, and we do not engage in minority investments except on a selective basis as a component of our strategy to expand our business. Currently, we own substantial minority investments in Biocentury Transgene (China) Co., Ltd., or Biocentury, Liyu and Jilin Changrong. We believe we are not an investment company within the meaning of Section 3(a)(1)(C) the Investment Company Act of 1940, or the US Investment Company Act, however, as a result of these and other investments, we could be deemed an investment company within the meaning of Section 3(a)(1)(C). We will monitor our assets on a quarterly basis and take all necessary steps in order to seek to ensure that we are not deemed an investment company within the meaning of Section 3(a)(1)(C) or otherwise are required to register as an investment company under the US Investment Company Act in the future. The steps we may need to take could include selling all or part of our minority investments in those companies, investing in a greater proportion of tangible assets relative to our total assets or acquiring control (as such term is defined in the US Investment Company Act) over those companies. Depending on timing and other factors, taking one or more of these steps may divert us from our strategy of expanding our business. If we are unable to take the necessary steps to avoid being inadvertently deemed an investment company or otherwise being required to register under the US Investment Company Act, we would not be able to offer our securities in the United States until we were no longer deemed an investment company under the US Investment Company Act. We could also be subject to other adverse consequences as a result thereof.

Risks related to our shares

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

Three of our executive officers and directors, Messrs. Han, Yang and Yuan, own approximately 37% of our issued and outstanding ordinary shares. These three major shareholders may maintain significant control over the outcome of some corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our ordinary shares or prevent shareholders from realizing a premium over the market price for their ordinary shares. In addition, if these major shareholders choose to dispose of a material portion of our ordinary shares they hold, the prevailing market price of our securities may decline.

Certain provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our memorandum and articles of association include provisions that could limit the ability of others to acquire control of us. Under those provisions, our board of directors has the power to issue preferred shares with such rights attaching to them as they decide and this power could be used in a manner that would delay, defer or prevent a change of control of us. These provisions could have the effect of depriving you of an opportunity to sell your shares at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

As a result of the merger of Chardan with and into Origin, a British Virgin Islands company, and the issuance of shares in the acquisition of State Harvest, we qualify as a foreign private issuer and as a result are subject to reduced requirements with respect to the reporting of financial statements and other material events to our shareholders and the SEC.

As a foreign private issuer, we are obligated to file an Annual Report with audited financial statements and Form 6-K reports with the United States Securities and Exchange Commission, or the SEC, at such times as we release information to the public either voluntarily or pursuant to the laws of the British Virgin Islands or the PRC. Therefore, the regularity of financial and other information will be less than would be applicable to a domestic United States registered company under the rules and regulations of the SEC. Investors may not receive information on a timely basis, which could increase their risk of investment in us.

We reported a net loss for the fiscal year ended September 30, 2007.

As described in this Annual Report and our audited financial statements, we reported a net loss for the fiscal year ended September 30, 2007. Our reported results may reduce the market price of our ordinary shares. This may lead to an activation of material contractual clauses triggered under Origin’s loan and/or credit agreements, which may harm Origin’s ability to access further necessary financing.

Certain insiders and major shareholders have substantial control over the company, and they could delay or prevent a change in our corporate control, even if our other shareholders wanted such a change to occur which may limit your ability to influence shareholder matters.

As of September 30, 2007, our executive officers, directors and principal shareholders and their affiliates beneficially owned 9,478,000 ordinary shares, or 40.38% of the outstanding shares of our ordinary stock. These shareholders will be able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company and some transactions may be more difficult or impossible without the support of these shareholders. Furthermore, the interests of these major shareholders may conflict with those of other shareholders. We also conduct transactions with businesses in which our principal shareholders maintain interests. We believe that these transactions have been conducted on an arm’s length basis, but we cannot assure you that these transactions would have the same terms if conducted with unrelated third parties.

Risks related to the July 2007 private placement

If we fail to satisfy our obligations under the registration rights agreement, we will be subject to substantial penalties.

Under the terms of the registration rights agreement we entered into in connection with the July 2007 private placement of our convertible notes, as amended in October 2007, and on December 21, 2007 and February 6, 2008, we agreed to secure the registration of the ordinary shares issuable upon conversion of the notes by a certain date. If we fail to achieve effectiveness by the required date, or maintain the effectiveness of the registration statement required under the registration rights agreement, we will be subject to significant penalties, including the payment of additional interest in respect of the notes. We cannot guarantee we will successfully secure effectiveness of the registration statement or, if it is secured, that we will be able to maintain such effectiveness. Failure to meet these obligations will cause us to incur substantial penalties in the form of additional interest and could, given the passage of time, lead to an event of default under the notes. Payment of additional interest will have an adverse effect on our financial condition and results of operation.

Under the terms of the registration rights agreement, we also agreed to satisfy similar registration obligations for the convertible notes and the related guarantees of the notes if the selling shareholder requests that we undertake such a registration. Such a registration statement would involve challenging legal issues and could be significantly delayed due to review by the SEC. If the selling shareholder exercises these rights and we fail to satisfy our obligations, we will be subject to significant penalties similar to those described above. In light of the challenges associated with this process, we may not be able to file a registration statement and have it declared effective by the SEC within the time periods specified in the registration rights agreement. If we are unable to comply, we may be subject to substantial penalties under the registration rights agreement and the related indenture, including the accrual of additional interest and an eventual event of default, either of which would have an adverse effect on our financial condition and results of operation.

If we are required for any reason to repay our outstanding notes, we would be required to deplete our working capital and/or raise additional funds. Our failure to repay our notes, if required, could result in legal action against us.

The notes are due and payable on July 25, 2012, unless sooner converted into ordinary shares. The trigger of the repurchase or redemption requirements or any event of default under the indenture could require the principal amount of all notes, together with accrued interest thereon, to be immediately due and payable. If, prior to the maturity date, we are required to repay the notes in full, we would be required to use our working capital and/or raise additional funds. If we were unable to repay the notes when required, the holders could commence legal action against us to recover the amounts due. Any such action would have an adverse effect on our financial condition and results of operations.

Certain provisions in the indenture governing our notes could discourage an acquisition of us or an investment in us by a third party, even if the acquisition or investment would be favorable to you.

If we are a party to an “asset sale” or “change of control” (as defined in the indenture), the holders of the notes have the right to require us to redeem the notes at their election shortly after they are notified of such a change. Any redemption under these circumstances may be at a premium of the outstanding principal amount of the notes, plus all accrued and unpaid interest. The restrictions on the types of transactions we can engage in and the participation rights we may have to offer in future financings may operate to discourage third parties from engaging in these transactions with us, even if those transactions would be beneficial to us and our shareholders.

Leverage and debt service obligations may adversely affect our cash flows.

In connection with our sale of convertible notes in July 2007, we incurred new indebtedness of $40,000,000. As a result of this indebtedness, we incurred significant principal and interest payment obligations. The degree to which we are leveraged could, among other things:

•	require us to dedicate a substantial portion of our future cash flows from operations and other capital resources to debt service, especially if the notes are not converted into ordinary shares;

•	make it difficult for us to obtain necessary financing in the future for working capital, acquisitions or other purposes on favorable terms, if at all;

•	make it more difficult for us to be acquired;

•	make us more vulnerable to industry downturns and competitive pressures; and

•	limit our flexibility in planning for, or reacting to changes in, our business.

Our ability to meet our debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

The issuance of shares upon conversion of the notes may result in substantial dilution and may depress the market price of our ordinary stock.

As of September 30, 2007, we had 23,472,910 shares of ordinary stock issued, the convertible notes issued in our 2007 private placement that are currently convertible into 3,478,260 ordinary shares (and up to 4,692,234 ordinary shares that may be issued in certain circumstances under the terms of the indenture, which additional number of shares would increase in the event that we obtain shareholder approval of the issuance of all of the ordinary shares potentially issuable under the terms of the indenture), and options to acquire 270,000 ordinary shares. If these convertible notes are exercised or converted, and the ordinary shares issued upon such exercise or conversion are sold, our ordinary shareholders may experience substantial dilution and the market price of our shares of ordinary stock could decline. Further, the perception that such convertible securities might be exercised or converted could adversely affect the market price of our shares of ordinary stock. In addition, holders of our options are likely to exercise them when, in all likelihood, we could obtain additional capital on terms more favorable to us than those provided by the options. Further, during the time that the foregoing convertible securities are outstanding, they may adversely affect the terms on which we could obtain additional capital.

Future sales by us or our existing shareholders could depress the market price of our ordinary shares.

If we or our existing shareholders sell a large number of shares of our ordinary stock, or if we sell additional securities that are convertible into ordinary stock, the market price of our ordinary stock could decline significantly. Further, even the perception in the public market that we or our existing shareholders might sell shares of ordinary stock could depress the market price of our ordinary stock.

Restrictions contained in the notes may limit the manner we conduct our business operations, including the payment of dividends to our shareholders.

The notes contain restrictions on major corporate actions that may limit the manner in which we conduct our business. Under the indenture governing the notes, neither we nor any of our subsidiaries are permitted to make, directly or indirectly, any of the following payments if at the time of, and after giving effect to, a default or event of default has occurred under the indenture:

•
any dividend or distribution with respect to any shares of our capital stock or the capital stock of our subsidiaries, except for any dividend or distribution that is made only to us or one of our subsidiaries or any dividend or distribution payable solely in shares of our capital stock;

•	the redemption of any of our capital stock or the capital stock of our subsidiaries or any securities exchangeable into any such capital stock;

•
the redemption for value, prior to the date for any scheduled maturity, sinking fund or amortization, or other installment payment, of any debt subordinate in right of repayment to the notes or applicable guarantee; or

•
any direct or indirect loan, advance or other extension of credit or capital contribution to, or incurrence of a guarantee of any obligation of, or purchase or acquisition of capital stock or other securities or evidence of debt issued by, any other person.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company.

Origin was first incorporated as a company under the International Business Companies Act, 1984 (as amended) of the British Virgin Islands on February 10, 2005. In view of the passing into law of the BVI Business Companies Act, 2004, or BCA, it having been Gazetted in 2004, the Company was re-registered on July 10, 2006 under the BCA.

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

On December 20, 2004, Chardan entered into a stock purchase agreement, or the Stock Purchase Agreement, with State Harvest, a company incorporated in the British Virgin Islands on October 6, 2004, and all the shareholders of State Harvest. On February 10, 2005, Chardan formed a wholly-owned subsidiary under the laws of the British Virgin Islands, under the name “Origin Agritech Limited” to effect a stock acquisition of State Harvest. Pursuant to the terms and conditions of the Stock Purchase Agreement, Chardan merged into Origin for the purpose of redomestication out of the United States, and immediately thereafter, Origin acquired all of the issued and outstanding stock of State Harvest, which acquisition included four controlled affiliated operating companies, namely, Beijing Origin, Changchun Origin, Henan Origin and Origin Biotechnology. These four controlled operating companies are organized under the laws of the PRC.

On December 5, 2005, Origin sent out redemption notices to all of the holders of its issued and its outstanding callable common stock purchase warrants. The warrants were originally issued by Chardan in March 2004. As a result of the merger of Chardan into Origin, the warrants were exercisable into ordinary shares of Origin. The warrants were exercised for ordinary shares of Origin at $5.00 per warrant. Approximately 8,043,752 of the 8,050,000 warrants that were then issued and outstanding were exercised at a price of $5.00 per warrant through the redemption date of January 9, 2006. Holders of the few remaining warrants that were not exercised were paid $0.01 per warrant and the warrants were extinguished. The gross proceeds received from this redemption were approximately $40 million, of which $15 million was used to satisfy the outstanding obligations of Origin to the shareholders of State Harvest under the Stock Purchase Agreement, and the remainder was and will continue to be used as working capital and for other corporate purposes, including future acquisitions. After the redemption of the warrants, Origin had approximately 23,472,910 ordinary shares issued. Chardan was withdrawn on December 31, 2007.

On June 26, 2007, our common stock began trading on the NASDAQ Global Select Market; our common stock had been listed on the Nasdaq Global Market from November 8, 2005 to June 25, 2007.

On July 25, 2007, we entered into a Notes Purchase Agreement with Citadel Equity Fund Ltd. or Citadel. Pursuant to the Notes Purchase Agreement, on July 25, 2007, Citadel purchased $40 million in principal amount of 1% guaranteed senior secured convertible notes, or the Notes, issued by us. The Notes are guaranteed by State Harvest and are secured by the shares of certain of our subsidiaries. The Notes bear interest at a rate of 1% per annum, payable semi-annually in arrears and will be redeemed by us on July 25, 2012, the maturity date of the Notes. The effective interest rate on the Notes is 13%. Furthermore, at maturity date, we are required to redeem any outstanding principal at the redemption amount determined so that it represents for the Note holders a gross yield of 16% on a semi-annual basis. The Notes are convertible into shares of our common stock at an initial conversion price of $11.50 per share. However, unless we obtain shareholder approval, the aggregate number of shares of our common stock issuable upon the conversion of any Notes is limited to 19.99% of the number of shares of our common stock outstanding on July 25, 2007. The conversion price is subject to adjustment in certain circumstances, including semi-annual reset of the conversion price commencing from December 31, 2008 and upon occurrence of certain dilutive events, in each case subject to certain conditions.

As part of our efforts to expand our operations, we have made the following investments and acquisitions during the fiscal year ended September 30, 2007:

•
on January 24, 2006, Beijing Origin and Jilin Jinong Hi-tech Limited jointly established Jilin Changrong, with Beijing Origin holding 34.77% of Jilin Changrong. On April 11, 2007, Beijing Origin acquired an additional 9.18% equity interest in Jilin Changrong for RMB22.04 million (US$2.94 million), bringing Beijing Origin’s total direct ownership to 43.95% and our combined direct and indirect ownership to 51.66%. Jilin Changrong engages in the research, development, production, sale and distribution of hybrid corn in the northeast region of China;

•
on January 24, 2006, Beijing Origin acquired a 52.21% controlling interest in Denong. On October 8, 2006, Beijing Origin acquired an additional 42.42% equity interest in Denong, and together with a 2.99% equity interest acquired on December 25, 2006, bringing its total ownership to approximately 97.62%, for which it paid total consideration of approximately RMB54.56 million (US$7.28 million). Denong is a developer, producer and marketer of hybrid rice, cotton, corn and canola, principally in the southwest region of China; and

•
on October 19, 2006, Beijing Origin acquired a 19% interest in Biocentury, a leading company engaged in GM cotton research, seed production, and marketing in China, for RMB16.7 million (US$2.23 million). After acquiring a 7% interest in 2004 and an 8% interest in 2005, Beijing Origin now holds 34% of Biocentury.

Our principal executive offices are located at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China, and our telephone number is (86-10) 5890-7588.

Since 2005, our capital expenditures consisted primarily of construction of headquarter facility in Beijing and purchase of plant and equipment. The table below sets forth our capital expenditures for the periods shown:

For the year ended December 31,		For the nine months ended September 30,		For the twelve months ended September 30,	For the year ended September 30,
2004	2005	2005	2006	2006	2007
RMB	RMB	RMB	RMB	RMB	RMB
15.47 million (US$1.87 million)	43.20 million (US$5.35 million)	25.06 million (US$3.10 million)	9.50 million (US$1.20 million)	27.64 million (US$3.50 million)	36.53 million (US$4.88 million)

B. Business overview.

Overview

We are a leading, technology-focused crop seed company serving mainland China. We currently employ innovative plant breeding techniques, modern biotechnology, and innovative information and research management to develop and deliver high-yield seeds to our native farming customer base. Our goal is to lead the industry by providing farmers with unique enabling technology and services, producing and protecting higher crop yields. Our activities include the specialization in the research and development, production, and sales and marketing of crop seeds (corn, rice, cotton and canola) throughout the PRC. Our focus remains in the production of higher quality seed products, whether proprietary or licensed. The majority of our revenues continue to be from licensed seeds, as described in greater detail below under “Licensed Seed Products” of this item 4.B.

The following table sets forth the amount and percentage of our revenues resulting from licensed hybrid seeds as compared to our internally developed proprietary hybrid seeds for the periods listed:

	Year Ended December 31, 2004	Year Ended December 31, 2005	Twelve Months Ended September 30, 2006	Twelve Months Ended September 30, 2007
Revenue resulting from licensed hybrid seeds	$35,933,245	$24,314,206	$58,572,673	$52,052,737
Percentage of our total seed revenue resulting from licensed hybrid seeds	98.97%	93.97%	88.52%	79.7%
Revenue resulting from internally developed proprietary hybrid seeds	$375,929	$1,558,883	$7,596,282	$13,260,433
Percentage of our total seed revenue resulting from internally developed proprietary hybrid seeds	1.03%	6.03%	11.48%	20.3%

Our sales offices are spread through the central, northern, and southern regions of China. We continue to develop our sales and marketing team of 360 employees located in 12 sales offices nationwide. Our nationwide distribution network covers most parts of China and consists of over 3,800 first-level distributors and over 65,000 second-level distributors and retailers. Our distributors sell our products to retailers who in turn sell to farmers, who are end-users of our products. We currently provide branded products and technical service to farmers in 29 of China’s 31 provinces.

During the fiscal year covered by this Annual Report, we established several plant genetic engineering technology platforms. These include transforming herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. We seek to effectively utilize modern biotechnology in China and hope to further expand beyond China in the future.

We plan to efficiently use China’s emerging technology base to utilize the natural advantages of operating within China. In particular, from time to time we enter intro cooperative agreements with publicly funded research institutes in China. In exchange for providing funding to these institutes, we receive rights, which are frequently exclusive rights, to market any seeds developed by these institutes. When a seed is ready to be marketed, we negotiate with the institute to establish an arrangement by which we are permitted to sell the newly developed seeds in exchange for the payment of certain fees to the institute. We believe that these cooperative ventures allow us to access new products without expending substantial costs for our own research and development.

Our business model draws from existing and new technologies by utilizing both conventional breeding and advances in biotechnology. We aim to build upon our current hybrid base where we have accumulated parental seeds with advantageous traits optimized to local soil conditions. We have roughly 100 total products , both licensed and proprietary, in the market. We began to develop our own proprietary hybrid seed varieties in 1998, and, as of December 2007, we have 12 proprietary corn seed products, 12 proprietary rice seed products and 2 proprietary canola seed products that are in commercial production and distribution. Currently, we have 9 breeding stations and employ 142 full time research personnel.

Over the past three years, the number of corn, cotton, rice and canola varieties we have sold (both licensed and proprietary) has increased significantly. The following table illustrates the increase in the number of the seed varieties we sold over the past three years.

Varieties of Seed Products:

Year	Varieties of Seed Products
	Corn	Cotton	Rice	Canola	Total
2005	29	8	2	0	39
2006	42	15	32	8	97
2007	44	11	60	9	124

The following table illustrates the total revenues for each of our seed varieties:

Year	Revenues*
	Corn	Cotton	Rice	Canola
	RMB	RMB	RMB	RMB
Year ended December 31, 2005	197,540,802	8,478,572	2,781,630	(1)
Twelve months ended September 30, 2006 (unaudited)	339,394,175	32,622,126	145,322,718	(1)
Year ended September 30, 2007	365,203,037	32,030,858	72,549,582	17,958,429

* Substantially all of our revenues are derived from sales in China.

(1) The year ended September 30, 2007 represents our first year of canola sales.

Due to the seasonality of the seed industry, our revenue is mainly recognized during the several months up to and including September of each year. Thus, our performance each year is most accurately determined after the end of our seasonal year, which now tracks our year-end of September 30th of each year.

Research and Development

Developments in the science of genetics have allowed seed producers to create entirely new species of corn, rice and cotton, rather than merely new varieties, as has historically been the case. Compared with conventional varieties, the obvious advantages of these new species, known as GM varieties, are higher yield, better quality and increased disease-resistance and herbicide tolerance. Farmers plant GM varieties to save time and cost, while also reducing field labor. GM corn, soybean and cotton have been widely used in the United States and many other countries to guard against insect damage and to increase yields. Since receiving Chinese government approval in 1997, cotton that has been genetically modified to guard against damage from borer insects is now widely planted and accepted in China. The Chinese market has widely accepted GM cotton and the PRC Ministry of Agriculture is beginning to evaluate GM corn and rice seed as well. We believe that these GM products will eventually be approved by the PRC government for production and sale and will be accepted in the Chinese market in the future.

Utilizing our existing hybrid seed product line, we seek to further increase crop yield and produce higher quality seeds with the addition of GM traits. We commenced our own biotechnology research program in 2000 with a goal of having technology in place to produce GM products when demand for these products is sufficiently high. In 2005, we built an internal research and development center in China for GM crop seeds, which we believe was the first such facility to be utilized by a Chinese crop seed company. We have been successful in marketing genetically modified BT cotton varieties in China and plan to continue to develop other new seed varieties. In the past year, our key focus on biotechnology has accelerated significantly. We currently employ 40 people who are primarily engaged in genetic transformation, molecular biomarker testing and genetic mapping activities. Our development efforts go beyond our internal biotechnology center, as this unit serves as a central hub to connect with other research facilities throughout China. We are collaborating with the Chinese Academy of Sciences, Peking University and China Academy of Agriculture Science in the field of biotechnology. These co-operations help enhance our research capabilities and will help enable us to develop and commercialize our products. We have established several plant genetic engineering technology platforms, which incorporate increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. The GM traits and products we are working on now include increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance in corn. We are also working to develop phytase GM corn, which is expected to be the first GM corn product to be approved for commercial production and sales in China.

In addition to biotechnology, our internal research and development also invested considerable energy in the conventional breeding of hybrid crop seed. Currently, we have 9 breeding stations and employ 142 full time research personnel in this area. We strive to maintain our position as a quality producer of advanced products by budgeting approximately 5% of our gross revenues (based on the prior year’s results) for research and development. Historically, because of the increase in our gross revenues, the actual amount spent in any year has generally been around 3% of gross revenues in that year. Because our sales last year were lower than expected, our actual amount exceeded 5%. The table below shows the amount we have spent on research and development for the following periods, as an absolute monetary amount.

For the year ended December 31,		For the nine months ended September 30,		For the Twelve months ended September 30,	For the Twelve months ended September 30,
2004	2005	2005	2006	2006	2007
RMB	RMB	RMB	RMB	RMB	RMB
6,773,621 (US$818,416)	6,977,000 (US$865,000)	5,963,096 (US$736,913)	13,143,768 (US$ 1,662,926)	14,157,671 (US$ 1,791,203)	28,440,781 (US$ 3,795,748)

Commercial Production

Once approval for distribution of a new seed is obtained from both national and provincial regulatory bodies, a producer of that seed must commence commercial development of the seed variety. We produce our hybrid seeds by contracting with local farmers in China to whom we provide parental seeds and technical support. Currently, we have 255 production personnel and seed conditioning plants located in Gansu, Jilin, Henan, Sichuan, Hunan, Jiangxi, Inner Mongolia and Beijing that work to supply these parental seeds to our producer-farmers. At present, we have about 60,000 corn seed farmers and 40,000 rice seed farmers producing seeds for us, each of whom plants, grows and harvests the hybrid to produce seeds for commercial distribution in the following season. This network of local farmers who produce our seeds is an important element of our strategy to produce an increasing number of products with consistent quality. We were the first Chinese seed company to gain ISO9001-2000 certification by the China Certification Center for Quality Mark. We believe that we maintain a strict seed quality control system and that we have sufficient processing capability and advanced equipment to allow us to operate efficiently and maintain a high quality of seed products. By employing these practices, we believe that we have achieved a product quality on par with that of our foreign competitors and that is consistently well received by our customers.

According to the sales plan we develop for each year, before the growing season, we choose the planting area according to the trait of the seed variety, and enters into a seed booking production agreement with the local farmers. Under the agreement, we provide the producer-farmers with the parental seed, as well as the technical support in the course of farming. After the growing season, we purchase the seeds that meet our quality specifications from the farmers.

National Marketing and Distribution

We have our own sales organization consisting of 360 employees who oversee all aspects of our distribution and retail sale network and promote our sales within the distribution chain. In addition, these individuals provide high-level technical service to our end customers.

We have established a nationwide distribution network with over 3,800 first-level direct distributors and over 65,000 second-level distributors and retailers, who receive our products through first level dealers. These distributors in turn sell our products to retailers and the retailers sell them to the farmers who are our end consumers. This distribution network covers almost all the provinces of the PRC, excluding only Qinghai and Tibet, and allows us to effectively distribute to roughly 200 million farms throughout China.

The terms of our distributor agreements provide for territorial exclusivity for a distributor on a designated product, usually on a county-wide basis. To enforce exclusivity and monitor product locations, we assign a code to each distributor and mark all packaging sent to the distributor with this code. Careful monitoring of territorial integrity and enforcement of contractual penalties, which may include termination of distribution rights and cancellation of discounts on prices, provides stability and profitability within the distribution network and aims to provide quality services and product availability. We believe that we enjoy a positive reputation with our distributors for our implementation and enforcement of this exclusive distribution system. Distributors buy our seeds at a wholesale price established by us and are required to make payments to us prior to delivery. Distributors that place orders and that make deposits on orders for sales to be made the following year at least two months prior to delivery are generally offered a discount. At the end of the annual sales season, we set a discounted final sales price. The discounted final sales price results from the fact that the PRC government sets the price for agricultural commodities after we have sold our seeds to distributors. Seed prices fluctuate with agricultural commodity prices. This correlation is particularly strong for seeds that can be consumed as food and grown as seeds, such as corn. For example, if the price for corn for consumption increases, the price for corn seeds will increase as well. Once the PRC government has set the price for agricultural commodities, we negotiate with distributors to set the final price for our seeds which reflects the price the distributors sold our seeds to farmers and includes any season discount we may offer to such distributors. If the final price is lower than the preliminary price previously offered by us, we will return the difference to our distributors. Although the final price could technically be higher than the preliminary price, we have never experienced such a result. As a result of our discount policy, we cannot set the final price of our seeds to distributors prior to the end of their selling season to farmers. Selling seasons vary among distributors from region to region and from year to year, and generally start in October and end in June of the following year for most of our products. We deliver our products and receive payments on a relatively predictable schedule. First, we request and generally receive a cash deposit, followed by a further pre-payment of the expected sales price. Then, we deliver products to our customers and receive confirmation of delivery. Finally, we set the final sales price of our delivered products to a customer based on the total volume of product delivered to that customer.

The specific terms of the distributor agreements vary depending on negotiations and the nature of the distributor and its prospective territory. There usually is an initial payment made by the distributors to the Company for the distribution right which is applied in whole or in part to future orders, depending upon compliance with the terms of the agreement. The agreement also delineates pricing adherence requirements and permissible discounting sales, territory, ordering and supply obligations, returns, market support and other regular business terms and dispute resolution provisions. No one distributor accounts for more than 1% of our sales.

On an annual basis, our sales team assists distributors in writing monthly sales plans. These sales plans are then submitted to us 30 days prior to the required seed delivery dates. Every year during the harvest season, we invite farmers and others in the seed distribution chain to attend production demonstrations in cooperation with local villages and seed distributors. At these demonstrations, our teams show their hybrid seeds, explain planting techniques, discuss industry best practices and disseminate promotional materials. We increased our efforts last year to conduct over 5000 such demonstrations during fiscal year 2007. These marketing and production demonstrations help create new demand, not only in each village where demonstrations are held, but also in nearby villages, for both the current season and for succeeding years.

Our technical service department has a 24-hour toll-free telephone number available for our producer-farmers and distributors, through which they can obtain solutions to specific technical problems. In addition, customers can report issues of seed piracy. If on-site help is required, we generally dispatch a technical assistant to arrive on location within 48 hours of a call. We also enlist the help of our distributors to provide help and advice to farmers. We believe that our focus on customer service and technical support have helped us to build brand identity and loyalty and have contributed to our total sales volume.

Using mass communication, such as local TV, radio broadcasts and newspapers, we promote our brand to over 70% of our geographic market, reaching over twenty-four million individual farmer households. Additionally, we publish a seasonal newspaper, “Technology and Service,” with a distribution to about thirty million farmers, which addresses technical issues, shares success stories and further promotes the Origin brand. Origin maintains a database of over 15,000,000 farmers to track buying habits and contact information.

Product and technical service brochures are provided throughout the distribution network and have proved to be a valuable tool in promoting the sale of our crop seed products and the recognition of the Origin brand. Our slogan, “When buying seed, quality is paramount -- trust Origin,” appears on all promotional material, helping to build the brand in all the local markets.

Last year, three of our existing rice hybrids were approved to be sold in Vietnam. The approval process in Vietnam is a two year process. We began exporting products across the border at the end of year 2007. As Vietnam shares a border with China, we are able to use standard transportation, such as trucks, and deliver our products to selected distributors though an agent. We are also currently exploring sales channels to other countries in Southeast Asia and the Middle East.

Intellectual Property

Our intellectual property includes trademarks and patents relating to our seed products. All of the intellectual property has been registered for IP protection in China (or is the subject of a pending application), and is used in connection with our seed products packaging, production and distribution. Although we do not require our distributors to pay any license fee for the seed products, the value of the intellectual property has been reflected in selling price directly. Our intellectual property is crucial to our business, and bears directly on our ability to generate revenues.

We currently have two Chinese patents registered with the State Intellectual Property Office of China and twelve Chinese trademarks, including two trademarks registered with the Trademark Office of China’s State Administration for Industry and Commerce in 2007. One of the patents relating to the method of producing hybrid corn seed is jointly owned by Henan Agriculture University and Beijing Origin. In addition, we have applied for nine additional trademarks, and the applications have been accepted and are now being reviewed by the Trademark Office of China’s State Administration for Industry and Commerce.

The following table lists our self-developed proprietary seed products that have been approved by the national variety authorization committee or provincial variety authorization committee:

No.	Name of Variety	Name of Seed Product
1	AoYu 3102	Corn
2	AoYu 3101	Corn
3	AoYu 3206	Corn
4	AoYu 3202	Corn
5	AoYu 3007	Corn
6	AoYu 3111	Corn
7	Ao Yu 3210	Corn

8	Ao Yu Qing Zhu 5102	Corn
9	AoYu 3108	Corn
10	AoYu 3118	Corn
11	Ao Tian 8210	Corn
12	Ao Yu 7	Corn
13	Liang You 456	Rice
14	Can You 456	Rice
15	Denong 108	Rice
16	De E Liang You 1	Rice
17	De Xiang Zao 4	Rice
18	Denong 88	Rice
19	De Liang You 9	Rice
20	Zhengcheng 456	Rice
21	De Liang You 1	Rice
22	Fei You 463	Rice
23	Fei You 98	Rice
24	Te You 168	Rice
25	De You 13	Canola
26	De You 16	Canola

With our research, breeding system and management, we have 64 proprietary corn seed products, 17 proprietary cotton seed products and 32 proprietary cotton seed products in the government testing and approval cycle, including 42 new proprietary corn seed products, 18 new proprietary corn seed products, and 4 new proprietary cotton seed products in 2007. Although only a minority of our revenues historically and in the last year resulted from sales of our proprietary seed (as opposed to seeds produced under licenses from third parties), we expect that an increasing portion of our revenues in future years will be derived from our proprietary seeds.

Licensed Seed Products

In addition to the development of our own proprietary seeds, we have licenses to distribute seeds developed by independent research and development institutions which have no commercialization ability or distribution channels of their own. Currently, we have licenses to distribute thirty-one varieties of corn seed, eleven varieties of cotton seed, eleven varieties of rice seed and nine varieties of canola seed. Although substantially all of our historical revenues were derived from the sale of licensed hybrid seeds, the impact of our proprietary seeds has increased in recent years. For example, in the nine months ended September 30, 2006, approximately 88.5% of our revenues resulted from sales of licensed seeds, while in the fiscal year ended September 30, 2007, that figure had decreased to 79.7%. Under a typical license agreement, one of our PRC Operating Companies will obtain a license for a designated product for exclusive production and marketing within China. The license fees vary in their method of determination, but generally they are either a percentage of revenues from the sale of the variety or a flat fee arrangement. None of our license agreements results in a payment in excess of 1% of our revenues. Beijing Origin has these types of agreements with China Academy of Sciences Microbiology Institute, Liyu in Hebei Province, Henan Puyang Agricultural Academy, Tieling Agricultural Academy, Liaoning Benxi Agricultural Academy, Sichuang Agricultural Academy, Corn Research Institution of Beijing Agricultural Forestry Academy, Huafeng Seed Limited, Liaocheng Huafeng Corn Breeding Research Institution, Food Corn Research Institution of Yunnan Agricultural Academy, Henan Agriculture University, Handan Agricultural Academy, Hubei Province Shiyan Agricultural Sciences Institute, Shandong Cotton Research Center, China Rice Research Institution, among others. Except for the agreement with Handan Agricultural Academy, which will expire in July 2011, these agreements generally have no fixed term or termination date. The agreements may be terminated for breach by either party. We may terminate the agreements at any time, in effect, by not producing seeds thereunder, without penalty.

We have joint development agreements with the Liyu under which we and Liyu are coordinating to develop several varieties of corn seeds. Under these agreements, we have developed and produced six varieties of corn seeds, which together have represented a substantial amount of sales in each year ended December 31, 2004, 2005, and in the nine months ended September 30, 2006 and in the twelve months ended September 30, 2007, as illustrated in the following chart:

Varieties of Corn Seeds	Percentage of 2004 Sales	Percentage of 2005 Sales	Percentage of the nine months ended September 30, 2006 Sales	Percentage of the fiscal year ended September 30, 2007 Sales
LinAo1	50.50%	21.00%	11.66%	6.36%
AoYu 17	7.44%	2.95%	3.10%	1.35%
Liyu 16	0.11%	26.01%	13.27%	13.97%
AoYu 19	0.57%	0.00%	0.21%	0.00%
Liyu 26	0.02%	0.00%	0.07%	0.12%
Liyu35	--	--	0.00%	0.76%
Total	58.64%	49.96%	28.31%	22.56%

We have exclusive rights to produce and market the seeds developed under the agreements until the agreements are terminated, and Liyu has agreed that it will not develop any derivative hybrids from these seeds. Moreover, Liyu will pay the government fees to protect our exclusive rights. The agreement has no termination date, hence it continues until the parties jointly agree to terminate or a party breaches the agreement.

In addition to the exclusive license agreements set forth above, we also have non-exclusive license agreements. The non-exclusive license fees tend to be lower than the typical exclusive license fees. Those licensors that lack production ability or distribution channels of their own grant us the right to produce, distribute and propagate the covered variety of seeds, provide us with technical materials and instructions, supervise seed quality and evaluate growing areas. We are responsible for undertaking all the propagation costs and maintaining quality standards. So far, Beijing Origin has entered into these types of agreements with Henan Agriculture University for YuYu 22, Liaocheng Huafeng Maize Breeding Research Institution for Feng Liao 008 and Handan Academy of Agricultural Sciences for Ao Mian 885 and Ao Mian 802. The agreements may be terminated for breach by either party. We may, in effect, terminate the agreements at any time by not producing seeds thereunder, without penalty.

With regards to the licensed GM varieties, we have entered into strategy cooperation agreement with the China Academy of Agriculture Science, or CAAS, to work on biotechnology research and development. That agreement gives us the right to produce and sell the GM crop varieties that are developed in connection with this arrangement, subject to our obligation to reimburse certain of CAA’s expenses. When the subject GM products obtain an agricultural genetically modified organisms’ safety certificate, both parties are obligated to sign a license agreement to detail their respective rights and obligations for the commercialization.

Except as discussed immediately above, no other licensed seed product represented more than 10% of our sales in 2004, 2005, the nine months ended September 30, 2006 or the fiscal year ended September 30, 2007. In addition, except as disclosed above, no one no licensor is responsible for a seed product or group of seed products that represents more than 1% of our revenues.

As we develop and receive approval for our proprietary seeds, we expect that the number of seeds that we will produce and sell under licenses from others will gradually decline.

The Chinese Crop Seed Market

The Chinese agricultural sector is primarily made up of small, family-oriented farms. Increasingly, corn is becoming an important crop in China because it has a number of uses, including the use as livestock feed and a source of fuel in the form of ethanol. In addition, rice is an important human food crop, cotton is an important industrial crop and canola is used to produce cooking oil.

The Chinese agricultural seed industry is fragmented, with the corn seed market in particular being served by approximately 5,000 small, local seed suppliers. Most of these seed companies were established in the 1960s and 1970s by local county governments to address Chinese central government agricultural initiatives. They were designed at the time to provide service and support to local farmers. These local seed providers usually sell varieties of agricultural seeds that have been grown in their respective locales for years.

Improved seed products have been generally available in China through large multinational suppliers, the largest being Pioneer Hi-Bred International, Inc., or Pioneer, Monsanto Company, or Monsanto, and Syngenta AG, or Syngenta, each of which established operations in China more than a decade ago. These multinational companies, however, have not yet penetrated the Chinese market to any appreciable extent. For more discussions about competition, please see “Competition” under this Item 4.B below.

Our business strategy focuses on meeting the needs of small Chinese farmers and includes the following elements:

(i)
producing and distributing high-quality seed products, initially under third-party licenses and, over time, increasingly internally developed proprietary seeds, to deliver superior value to our distributor-customers and their farmer-customers;

(ii)	devising a process for obtaining regulatory approvals for new crop seeds (a Chinese legal requirement) that is efficient and effective;

(iii)	establishing a broad network of producer-farmers in several regions to participate in the seed development process and to produce approved crop seeds for commercial distribution;

(iv)
creating an effective distribution system using a relatively small network of primary distributors, only one in each county with exclusive territories, with which we can deal directly and efficiently which, in turn, develop their own secondary distribution network to reach out directly to the consumer- farmers. This distribution network is not only a means for securing and fulfilling orders, but acts as a conduit for our marketing and technical support activities;

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

-	a database of over 15 million customers that we use to keep repeat sales at a high level, an important component of revenue growth; and

(vi)
delivering service and technical support to customers throughout the growing season for its products. End-user customers can contact us through a dedicated call center that handles up to 1,000 calls per day. Field service representatives are dispatched within 48 hours of a customer’s request for help.

The average lifespan of a typical product in our industry is five to seven years. After this period, the product begins to lose potency and develops material genetic weaknesses that make the product significantly less attractive in the marketplace. New hybrids are approved every year and the speed at which technology changes is driven by the amount of high quality hybrids produced in the local region for the local seed type. One product may dominate a particular region for a three to five year time period, and then dominance may shift depending on the available seeds for the local soil types.

As discussed above under “Research and Development” of this Item 4.B, below under “Research and Development Outlook” of Item 5 and elsewhere in this Annual Report, we expect that GM products will become increasingly significant in our industry in the coming years.

Competition

We face competition at three primary levels, including other private Chinese companies, smaller local seed companies, and large multinational hybrid and GM seed producers. Currently, we believe that we can compete effectively with each of these competitors and that we can continue to do so in the future. Each of these groups of competitors is discussed in turn below.

Larger Domestic Seed Companies. Historically, we relied primarily on standard hybridizing techniques to produce our improved seed varieties for the Chinese marketplace. However, we recognized that genetically modified crop seeds will gain wide acceptance in China, and for that reason we began a biotech seed development program that relies on genetic modifications to improve the quality of seeds and their yields. As a result, we believe we are in a position to compete in the genetically modified portion of the seed market.

While there are eight seed companies that control roughly 25% of the corn seed market of China, we believe we may possess the most competitive technology base, including the capability to develop and commercialize genetically modified seeds. However, there is little disclosed information in this regard, and as a result internal research pipelines remain unclear. Much of the genetically-modified product research remains at the academic levels. The majority of the largest crop seed companies have been in existence for considerably longer periods of time than we have, and though they have sophisticated breeding techniques, are somewhat entrenched in their ways. Some of these larger entities are evolved state owned enterprises. We compete within this group on the basis of our consistent product quality, brand identity, customer and technical support, enforcement of our intellectual property rights and a pipeline of proprietary products.

Smaller Local Seed Companies. The local seed companies in China are the legacy of the centrally planned agricultural economy that was predominant in China until recently. Most of these were affiliated with county governments, which played a role in determining what crops would be grown and by whom. As was often the case with planned economies, these extensions of the bureaucracy had no profit motive, and no incentive to improve efficiencies, increase sales or innovate with new products. Market expansion was limited by the tight geographic boundaries within which they were designed to operate.

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

Multinational Seed Companies. At the opposite end of the competitive spectrum from the local seed companies are the large multinational companies, including Pioneer, Monsanto, and Syngenta. These companies present a formidable competitive threat from the standpoint of their financial resources, the high quality of their seed products, and biotechnological capabilities. However, the unique aspects of the Chinese crop seed market, which distinguish it from the market in Western countries, have proven a significant barrier to entry for these very large companies, even though they have come to the market through joint ventures formed with existing Chinese seed companies.

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

These multinationals rely heavily on GM seed products. Our market research indicates that most of the superior products that the multinationals have to offer are genetically modified. GM seed products have not yet achieved acceptance in China. To date, cotton seed is the only genetically modified crop seed product that has received approval for sale in China.

Should GM seed products become approved by the government on a larger scale and begin to gain broader acceptance in the market, as we expect will occur in the relatively near future, the large biotech companies would become more serious competitors. However, they will also continue to face numerous obstacles in competing with us, including the significant lead time associated with obtaining approval of a new seed (usually at least six years) and the need to establish effective sales, marketing and distribution networks to manage the large volume of small purchases that is characteristic of the Chinese market.

Government Regulation

We operate our business mainly in China under a legal regime that consists, at the national level, of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:

•	the Ministry of Agriculture and its local authorities;

•	the Ministry of Commerce and its local authorities;

•	SAFE and its local authorities;

•	the State Administration of Industry and Commence and its local authorities; and

•	the State Administration of Taxation, and the Local Taxation Bureau.

The following sets forth a summary of significant regulations or requirements that affect our business activities in China and our shareholders’ right to receive dividends and other distributions from us.

Seed Law and Other Relevant Regulations

Participation in the crop seed business is a highly regulated activity in the PRC. In July 2000, China enacted its Seed Law, which became effective on December 1, 2000. The Seed Law was revised in August 2004. The Seed Law sets forth provisions concerning the development, government approval, production, and distribution of crop seeds. Various provinces have enacted regulations to implement the Seed Law.

Under the Seed Law, for a company to engage in the seed business, it must obtain two licenses. One is the production license, which is issued at the provincial level, entitling the holder to engage in seed production in that province. The production license specifies the types of seeds that may be produced, the location of the production of the seeds, and the term of the production license. The second is a license to distribute seeds. Generally, a distribution license is issued by the government at the county level or above. A seed company must obtain a provincial-level license to distribute major crop seeds in that province. In addition, a national level license is necessary for a seed company to distribute seeds nationwide. Among other standards, the amount of the licensee’s registered capital determines if the distribution license is issued at the national or local level, along the following lines:

•	to obtain a national distribution license, the licensee must have a registered capital of at least RMB30 million (approximately $3,717,380);

•	to obtain a provincial license to distribute hybrid seed varieties, the licensee must have a registered capital of at least RMB5 million (approximately $619,563); and

•	to obtain a provincial license to distribute non-hybrid seed varieties, the licensee must have a registered capital of at least RMB1 million (approximately $123,913).

A separate license is required to import and export seeds. To obtain this license, the applicant must have a minimum registered capital of RMB10 million (approximately $1,239,127).

We have a national distribution license, which entitles us to sell approved crop seeds in any province in the PRC without the need for any provincial licenses.

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

•
undergo two growing seasons of monitored growth in at least five different locations in the province. Seeds submitted for testing are planted together with control seeds, which is typically the most popular seed with farmers in the testing locations. Only seeds that have an increased yield of 8% or higher versus the control seeds and that rank in the top six among all seeds then being tested are cleared to proceed to the second year of testing, during which the results of the initial test season must be confirmed; and

•
go through one successful growing season of trial production, also in at least five different locations. If successful, a provincial examination certificate is granted and a public announcement is made.

The procedure for national examination and approval requires the applicant to:

•	submit the application to the national variety authorization committee;

•
complete two growing seasons of monitored production in at least five different locations. Only seeds that have 8% or higher yield compared to control seeds and that also rank in the top six among all seeds being tested in that cycle can proceed to the second year of testing; and

•	complete one successful growing season of trial production in at least five different locations.

Seeds developed outside of China must also follow the above procedures before they can be distributed in China.

The ability to process an application for approval is an important element of success, especially in view of the long timeframe associated with obtaining approval after the seed has been developed. Failures and delays in getting the approvals on a timely basis can seriously disrupt the planning that is critical to successful commercial production. A minimum of six years - three to obtain approval and three to develop the first crop of seed for commercial distribution - is required to bring a seed to market after it has been developed. Because of our extensive network of seed-producing farmers, we have consistently been able to bring a new product to market in the minimum time. Other seed companies often take an additional season or more to bring an approved product to market. This loss of an entire growing season can be a significant disadvantage.

Genetically Modified Organisms Safety Regulations

GM products are controversial in China. There are public concerns regarding the potential for adverse effects of GM products on human health. In May 2001, the State Council of China enacted the Agricultural Genetically Modified Organisms Safety Regulation. The Ministry of Agriculture enacted the Agricultural Genetically Modified Organisms Safety Assessment Approach which became effective in July 1996 and was revised in March 2002. These enactments set forth provisions concerning the classification, testing, safety evaluation and identification of GM crop seeds.

Considering the degree of risk faced by humans, animals, plants, micro-organisms and the ecological environment, agricultural genetically modified organisms are divided into the following four levels:

Safety level I: no danger;
Safety level II: low danger;
Safety level III: moderately dangerous;
Safety level IV: highly dangerous.

Agricultural genetically modified organisms testing shall generally go through three stages including the intermediate test, environmental release and production test. When finished with the production test, the company can apply for the certificate of agricultural genetically modified organisms safety.

Due to the fact that we are engaged in the GM seeds business in China, we must comply with the Seed Law as well as the GM regulations described above.

Foreign Ownership Restrictions

Currently, China restricts foreign ownership of businesses in the seed industry. FIEs engaged in the breeding of new varieties, development, production, marketing, distribution and sale of food crop seeds is limited to 49% pursuant to the Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry (effective on September 8, 1997) and The Foreign Investment Industrial Guidance Catalogue (effective on December 1, 2007).

In addition to the restrictions in the conventional seed business, China forbids FIEs from engaging in the development and production of genetically modified corp seed pursuant to the Foreign Investment Industrial Guidance Catalogue distributed by Ministry of Commence of China in 2007. Furthermore, the FIEs shall obtain the approval to engage in the breeding of GM research and testing pursuant to the Agricultural Genetically Modified Organisms Safety Regulation.

Tax

Origin and State Harvest are both tax-exempted companies organized in the British Virgin Islands.

Our PRC Operating Company Subsidiaries are organized in the PRC and governed by PRC laws. PRC enterprise income tax, or EIT, is calculated based on taxable income determined under PRC accounting principles. Before January 1, 2008, PRC EIT was generally assessed at the rate of 33% (30.0% of state income tax plus 3.0% local income tax) of taxable income. On March 16, 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or the new tax law, which became effective on January 1, 2008. Under the new tax law, FIEs and domestic companies will be subject to EIT at a uniform rate of 25% and the current tax exemption, reduction and preferential treatments which are applicable only to FIEs will be revoked. However, any enterprises established before the promulgation of the new tax law that are entitled to preferential tax treatments for a fixed period will continue to be entitled to such preferential tax treatment until the expiration of such period.

The applicable tax rate of the PRC enterprise income tax to Beijing Origin is 25% since January 1, 2008. However, the majority of our PRC Operating Companies has been approved as new technology enterprises and enjoys the reduced EIT rate of 15%.

Pursuant to the Provisional Regulation of China on Value Added Tax, or VAT, and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Pursuant to the Notice of the Ministry of Finance and the State Taxation Administration on Exempting the Value Added Tax for Agricultural Material, self-produced agricultural products sold by agricultural producers shall be exempt from VAT. Pursuant to an approval document received from Beijing Haidian District State Tax Bureau, Beijing Origin has been entitled to exemption from VAT since August 1, 2001. Changrong has been exempted from VAT since its establishment in 2006 and Denong has also been exempted from VAT since January 1, 2006,

Dividend Distribution

Under PRC law, FIEs in China, including Origin may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as cash dividends. The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds which may not be distributed to equity owners except in the event of liquidation.

We believe that we are currently in compliance with all applicable PRC laws and regulations relating to our business.

C. Organizational structure.

Origin is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC Operating Companies. The following diagram illustrates our current organizational structure:

(1) We do not have any ownership interest in Beijing Origin, Henan Origin, Changchun Origin, Jilin Changrong or Denong. Through State Harvest, we have entered into a series of stock consignment agreements with their respective shareholders. Han Gengchen (our co-chief executive officer and Chairman), Yang Yasheng (a director and our Vice-Chairman) and Yuan Liang (our co-chief executive officer and president) currently own 34.4%, 28.675%, and 25.8% of Beijing Origin, respectively.

The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest:

Name	Place of incorporation (or establishment) /operation	Percentage of ownership
State Harvest	British Virgin Islands	100% owned by Origin
Origin Biotechnology	Haidian District, Beijing, PRC	100% owned by State Harvest
Beijing Origin	Haidian District, Beijing, PRC	97.96% controlled by State Harvest
Henan Origin	Zhengzhou, Henan Province, PRC	92.04% owned by Beijing Origin
Changchun Origin	Changchun, Jilin Province, PRC	99% owned by Beijing Origin
Denong	Chengdu, Sichuan Province, PRC	97.62% owned by Beijing Origin
Jilin Changrong	Changchun, Jilin Province, PRC	43.95% owned by Beijing Origin
Liyu	Shijiazhuang, Hebei Province, PRC	30% owned by Beijing Origin
Biocentury	Shengzhen, Guangdong Province, PRC	34% owned by Beijing Origin

Stock Consignment Agreements

As discussed above in “Foreign Ownership Restrictions,” under Chinese law, foreign ownership of businesses engaged in the breeding of new varieties, development, production, marketing, distribution and sale of hybrid food crop seeds is limited to 49% pursuant to the Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry and The Foreign Investment Industrial Guidance Catalogue. State Harvest, as a non-Chinese corporation, may not directly own more than 49% of any of the PRC Operating Companies. However, Chinese law does not forbid the owner of stock to consign rights associated with the stock, as long as the owner does not transfer title to the stock.

To gain control over the PRC Operating Companies (other than Origin Biotechnology, which is not subject to the 49% ownership restriction and which State Harvest already entirely owns), State Harvest entered into a series of stock consignment agreements with shareholders of those companies or, in the case of Denong and Jilin Changrong, with Beijing Origin, the parent of those entities. These agreements consign to State Harvest all of the rights of ownership of the shares involved other than legal title, effectively transferring the control of the shares subject to the agreements to State Harvest. Those rights include the right to manage in all respects the shares held in title by the shareholders that are parties to them, including all shareholder rights to call meetings of shareholders, to submit shareholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a shareholder in respect of the shares consigned. More specifically, the consignment agreements include giving the right to select, replace and increase the number of the directors and supervisors, recommend new directors and supervisory personnel and to exercise management rights, controlling rights and decision-making power over the shares of the subject company.

Each title holder of these shares has agreed not to interfere with State Harvest’s exercise of its rights and to cooperate fully and promptly to permit State Harvest to exercise its authority over the consigned shares. This includes all limitations on the ability of the consignee to transfer or dispose of the shares to someone other than State Harvest, give guarantees using the shares, consign the shares to another, alter the ownership proportion in any way, dispose of any rights in the ownership of the shares, and agree to any debt or restructuring of the shares. State Harvest has the right to take all action in respect of the consigned shares to avoid any damage or infringement of its rights, including in the event of the consigning shareholder’s bankruptcy. State Harvest, under the agreements, has virtually all property rights in the consigned shares, including the profits, interests, dividends, bonuses and residual assets, except for legal title. If in the future any stock subject to the consignment agreements can be legally transferred to State Harvest then, without further action by State Harvest, it shall be transferred to State Harvest in whole or in part for no additional consideration to the consigning shareholder.

The stock consignment agreements also provide that if and when the restriction on foreign ownership of food production companies to 49% is removed or the allowed ownership percentage is increased, the consigned shares will then be transferred to State Harvest. If not, the consignment agreements continue in full force and govern State Harvest’s rights over the shares.

The agreements are subject to force majeure limitations. The term of the agreements is initially three years, but they are automatically renewed indefinitely until both State Harvest and the consignor agree to terminate. There is no unilateral right of termination except in the event of a breach, in which event the non-breaching party may cancel the consignment agreement after notice and a reasonable cure period has passed and the breach continues. The consigning shareholders have warranted their authority to enter into the agreements and that State Harvest has the exclusive right to control the shares that are subject to the consignment agreements. The agreements are binding on the successors, assigns and heirs of the respective consigning shareholders.

The importance of the stock consignment agreements is that, under U.S. GAAP, State Harvest may consolidate the financial reporting of those PRC Operating Companies whose shares are subject to stock consignment agreements in the manner of wholly and majority owned subsidiaries and enjoy the economic benefits of such subsidiaries. Each stock consignment agreement is subject to enforceability and other limitations of the laws and rules of PRC. State Harvest may not transfer the consignment agreement, except as permitted by PRC law. However, we may transfer our interest in State Harvest without limitation. If there is non-performance by the shareholder or some or all of an agreement is unenforceable, we and State Harvest may lose the benefits of the agreements and suffer severe economic loss as a result. No assurance can be given that State Harvest will be able to enforce its rights vis-à-vis the consigning shareholders in the courts of the PRC, and we are not aware of any cases where these types of stock consignment agreements have been interpreted by PRC courts.

We believe that these agreements are enforceable under current PRC law. However, none of these kinds of agreements have yet been subject to judicial review or interpretation. The consignment agreements provide that if there is any interpretation of the terms by a PRC court, the agreements should be construed in such a way as to give State Harvest as much of the full and actual ownership and full beneficial rights and benefits of the consigned stock as is possible, so as to approximate full ownership under all applicable law.

In the event that the consignment agreement is not enforced or is terminated because of a breach by State Harvest that is not cured, the right to the underlying stock would be lost and the economic rights would be terminated. However, such a termination would not terminate the separate agreements entered into by Beijing Origin, Henan Origin and Changchun Origin to transfer technology from these to Origin Biotechnology, so even in the event of a termination of a consignment agreement, State Harvest would continue to own the applicable PRC entity’s technology and intellectual property through Origin Biotechnology, its wholly owned subsidiary (see “Technical Service Agreements” below). Also, the termination of one shareholder’s consignment agreement does not cause the termination of any of the other consignment agreements, so it would only result in a reduction in consigned shares under State Harvest’s control.

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
		97.96%

Technical Service Agreements

All of the intellectual property rights of Beijing Origin, Changchun Origin and Henan Origin have been transferred to Origin Biotechnology pursuant to technical service agreements with each of these respective entities dated December 25, 2004. The purpose of this arrangement was to permit better management and licensing of the intellectual property that the three assignors have developed. Under the technical service agreements, Origin Biotechnology will provide technical research and production and distribution services to Beijing Origin, Changchun Origin, and Henan Origin. These services include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds, and are to be charged on the sales of certain seed products as of the 2007 fiscal year. These agreements are considered intracompany transactions.

D. Property, plant and equipment.

Our principal executive offices are located in the Changping District in Beijing where we own approximately 10,320 square meters of office space, and the right to use approximately 19,250 square meters of land. Our office building and the right to use the land currently secure a loan of RMB51 million. Our warehouse in Changchun, Jilin province secures a loan of RMB9 million. Both loans were extended by the China Construction Bank Beijing Shangdi Branch to Beijing Origin. We also own or lease manufacturing facilities, laboratories, seed production and other agricultural facilities, office space, warehouses, research stations and breeding centers in Gansu, Henan, Liaoning, Jilin, Inner Mongolia, Yunnan, Jiangsu, Shanxi, Sichuan, Hainan, Hubei, Anhui, Hunan and Jiangxi provinces, and in Daxing of Beijing. These facilities include approximately 268,000 square meters of land and approximately 42,800 square meters of office. The leased facilities are rented at regular commercial rates, and management believes other facilities are available at competitive rates should it be required to change locations or add facilities. Poor weather conditions may limit our ability to use the land for crop seed production.

We also have additional new facilities in Chengdu, Sichuan province, including 5,000 square meters of new office space and a seed processing plant and the right to use approximately 25,000 square meters of land. The construction of the office and warehouse was completed in October 2007.

We believe that our existing facilities are adequate to conduct our current and foreseeable future business operations.

ITEM 4A UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial results of operations and condition is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this Annual Report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in these forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this Annual Report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a leading, technology-focused crop seed company serving China. We currently employ innovative plant breeding techniques, modern biotechnology, and innovative information and research management to develop and deliver high-yield seeds to our native farming customer base. Our goal is to lead the industry by providing farmers with unique enabling technology and services, producing and protecting higher crop yields. Our activities include the specialization in the research and development, production, and sales and marketing of crop seeds (corn, rice, cotton and canola) throughout the PRC. Our focus remains in the production of higher quality seed products, whether proprietary or licensed. The majority of our revenues continue to be from licensed seeds as described under Item 4.B “Licensed Seed Products.”

We continue to develop our sales and marketing team of 360 employees located in 12 sales offices nationwide. Our nationwide distribution network covers most parts of China and consists of over 3,800 first-level distributors and over 65,000 second-level distributors and retailers. Our distributors sell our products to retailers who in turn sell to farmers, who are end-users of our products. We currently provide branded products and technical service to farmers in 29 of China’s 31 provinces. We believe that quality of seed and the correct farmer application of that seed is the best way to increase product yields and overall value to farmers.

The fiscal year ended September 30, 2007 was a challenging year for our company and our industry, especially due to the negative impact of certain new PRC regulations and a widespread overproduction of crop seeds by Chinese seed producers, which resulted in lower market prices for our products. This industry environment caused us to liquidate a portion of our crop seeds at greatly reduced prices, which we refer to as scrap sales. As a result, for the year ended September 30, 2007, we generated revenues of RMB489 million (US$65.2 million), decrease of 6.23% from RMB521.9 million (US$66.0 million) in revenues generated in the twelve months ended September 30, 2006.

With regards to our fiscal year 2007 normal product line results, exclusive of so-called scrap sales (as described below), normal corn seed products remains our strongest product, producing 74.36% of our sales, as compared to 65.03% in the twelve month ended September 30, 2006 period (unaudited) and 64.79% for the nine months ended September 30, 2006. The total revenue from corn seed grew 4.94% to RMB356.17 million in fiscal year 2007 from RMB339.39 million in the 12 months ended September 2006. Margins decreased 5.42% from 37.38% in the 12 months ended September 2006 to 31.96% in fiscal year 2007, mostly as a result of the increased industry pressure due to the change in government regulations, as described in more detail below. The total revenue from cotton seed decreased 1.92% to RMB 31.99 million in fiscal year 2007 from RMB32.62 million in the 12 months ended September 2006. Cotton margins increased to 28.43% in fiscal year 2007 from 27.74% in the twelve month period ending September 30, 2006 (unaudited). Volume decreased slightly from 57.9 million kg in the twelve months ended September 30, 2006 (unaudited) to 54.5 million kg in fiscal year 2007. Our first year of canola sales showed 454,521 kg with 53.3% margins, resulting in revenues of RMB17.96 million.

Our rice product sales in fiscal year 2007 were the most severely impacted of all our products. Our revenues for the rice unit, exclusive of scrap sales, for the year ended September 30, 2007 decreased approximately 50.52% to RMB71.90 million from RMB145.32 million in the twelve months ended September 30, 2006 (unaudited). The margin decreased from 19.03% in the twelve months ended September 30, 2006 (unaudited) to 15.95% in fiscal year 2007. As a result of an overly aggressive market assessment and subsequent seed production in previous years for the rice unit, we had to write down a large amount of inventory from the rice unit during fiscal year 2007, amounting to RMB75.24 million (US$10.04 million).

Although our scrap sales only amounted to 2.12% of our total revenues for the fiscal year ended 2007, they materially impacted our overall gross margin by 8.25%. Excluding these temporary scrap sales and impairment in inventory, our gross margins for the period were 30.09% (unaudited) as compared to our 30.73% gross margins for the twelve months ended September 30, 2006 (unaudited).

Operating expenses for the year ended September 30, 2007 were RMB178.68 million (US$23.85 million), representing an increase of 46.39% from RMB122.06 million (US$15.44 million) for the twelve months ended September 30, 2006 (unaudited).

Main increases of the operating expense during the year included the following: (1) increase in salaries and social insurance of RMB 15.95 million (US$2.13 million) due to increase in the total number of employee during the year; (2) increase in research and development expense of RMB 14.29 million(US$1.91million) which is included of RMB 2.20 million (US$ 0.29 million) in write-off of Changrong’s in-processed research and development; (3) compensation to minority shareholders of disposed subsidiaries of RMB 5.84 million (US$0.78 million); (4) increase in the legal service fee of RMB4.10 million (US$0.53 million); (5) increase in the service fee of RMB 3.85 million (US$0.51 million) related to Sarbanes Oxley Act 404 compliance as a result of our first year implementation; (6) RMB 2.43 million (US$0.33 million) in uncollectible debt related to Denong; and (7) RMB2.32million (US$0.31 million) in the impairment of long-term assets.

Our results of operations were materially impacted during fiscal year 2007 by certain industry factors. The most significant of these factors was a PRC regulation known as Circular (Guo Ban Fa [2006] No 40), or Circular 40, issued by the State Council which required separation of local, provincial seed administrative authorities from their commercial sales affiliates by 30 June 2007. Before Circular 40 was promulgated, many seed companies were owned by or otherwise affiliated with local government authorities responsible for regulating the seed industry. To satisfy its international trade commitment and to create a more fair competition environment, the Chinese government determined to separate these companies from the related administrative government authorities that had invested in them before June 30, 2007. As a result, many of these companies liquidated their seeds at lower than expected prices, which reduced prices for all sellers in the market. We believe that the effects of Circular 40 have substantially run their course and should have only a minimal effect on our operating results for future periods. Our results for last year were also negatively impacted by an overproduction of crop seed supply in the marketplace, which reduced market prices for our products and negatively impacted our margins and gross revenues.

Change in Fiscal Year End

In 2006, our board of directors approved a change to our fiscal year end from December 31 to September 30. This change aligned our fiscal year more closely with the seasonal nature of our business, as described more thoroughly below. In view of this change, this Item 5 of our Annual Report compares the consolidated financial statements for the 12 months ended September 30, 2007, with the consolidated financial statements for the 12 months ended September 30, 2006 (unaudited). This Item 5 also compares the consolidated financial statements for the nine months ended September 30, 2006 (the transition period) with the consolidated financial statements for the nine months ended September 30, 2005 (unaudited). Although this report does not present the consolidated financial statements for the 12 months ended September 30, 2005, we have included summary information in this Item 5 for these periods for comparability purposes because of the seasonality of our business.

Throughout this Item 5, data for all periods except for the twelve months ended September 30, 2006, are derived from our audited consolidated financial statements, which appear in this report. All data for the twelve months ended September 30, 2006, are derived from our unaudited consolidated financial statements, which are not presented herein.

Research and Development Outlook

With the rapid growth of the economy in China, the demands for higher levels of food production have increased dramatically. These demands include domestic price inflation of food products, the rising consumer desire for higher quality food products, the increased need for fuel including the usage of bio-fuels, and the growing constraints on land. The Chinese central government has taken several measures to deal with these issues. Compared with conventional varieties, the obvious advantages of GM varieties are high yield, high quality and increased disease resistance and herbicide resistance. Farmers plant GM varieties to both save time and cost, while also reducing the amount of field work. GM corn, soybean, and cotton have been widely used in the United States and many other countries to guard against insect damage and to increase crop yields. Crop yields with the successful application to biotechnology in other developed countries have routinely reported increases of over 10%-15%, as reported commercially by Monsanto and Syngenta. According to the USDA, planting area for GM corn increased from 160,000 hectares in 1996 to almost 20 million hectares in 2006 in the United States. Since receiving Chinese government approval, cotton that has been genetically modified to guard against damage from insects, such as the borer, and these varieties are now widely planted in China. GM cotton is widely accepted in the Chinese market. The Chinese authorities are beginning to evaluate GM crop seed research and commercialization in order to meet the increasing demand of agricultural products.

In the past year our key focus on biotechnology research has accelerated significantly. We seek to become the leader in biotechnology and GM product commercialization in China. We expect that genetically modified crop seeds will gain acceptance in China, and for that reason we have begun biotechnology seed development and invested in programs that focus on genetic modifications to improve the yields, product quality and insect and disease tolerance of seeds for corn and other corps. Development of these biotechnology attributes remains a cornerstone aspect of our business strategy for both the long and short term. As a result, a significant portion of our management resources and attention are dedicated to building these capabilities firm wide for introduction into the PRC domestic crop seed market.

During the fiscal year covered by this Annual Report, we established several plant genetic engineering technology platforms. These include transforming herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. We seek to efficiently utilize modern biotechnology in China and hope to further expand beyond China in the future.

We plan to efficiently use China’s emerging technology base to utilize the natural advantages of operating within China. Currently, we possess exclusive rights to five genetic traits in various stages of testing and development. BioCentury, in which we have a 34% minority interest, owns one of the two cotton Bt genes approved by Chinese government and is a leading company in genetic cotton research, seed production, and marketing in China. We have continued to build upon cooperative relationships with several universities and research institutes in China. These cooperative arrangements allow us to limit our own exposure and fixed cost structure and maximize our flexibility in moving towards applicable technology. For more information regarding these institutes, see Item 4.B “Research and Development.”

Under relevant regulations, prior to registration and marketing GM crops in China, the registrant company has to follow the following procedures step by step. And each step (except the step of laboratory research) has an attached reporting and approval process set-up by the Ministry of Agriculture in order to proceed to the next step (see Item 4.B “Business overview—Genetically Modified Organisms Safety Regulations”):

1.	Laboratory Research: is defined by genetic manipulations and research work conducted under a control system within laboratory.

2.	Intermediate Testing Phase: signifies a small scale test conducted under a regulated control system.

3.	Environmental Release Test: means medium scale test conducted under natural condition by taking relatively secure measures.

4.	Production Test: means relatively large scale test before production and application.

5.	Obtaining the safety certificate on genetically modified organisms.

Because we are considered a domestic company in China, we are afforded the ability to proceed through all five phases of GM approval, while international entities are restricted to phases one currently, and forbidden to proceed to phase 2 through 5. We have already had several products in the phase 2 to phase 4, and one product in phase 5. And we expect to be the first company ready to sell and produce GM corn seed in China.

We have been successful in marketing genetically modified BT cotton varieties in China and plan to continue to develop other new seed varieties. Upon introduction, the Bt cotton gene was able to increase yield and production value. As a result, the farmers were willing to pay more for genetically modified seeds and prices increased roughly four-fold for genetically modified cotton seed as compared to standard hybrid seed. Today, almost all the planted acreage in China utilizes genetically modified cotton seed, exclusive of Xinjiang province. We believe that other crop seeds can follow similar product adoption patterns.

If GM seed products are approved by the government on a larger scale and begin to gain broader acceptance in the market, which we expect will occur in the near future, the large biotech companies could likely become more serious competitors. However, they may continue to face numerous obstacles in competing with us. Foreign-funded companies are currently prohibited from developing or producing genetically modified plant seeds, breeding livestock and poultry, or aquatic seed according to Catalog Guiding Foreign Investment Industries (distributed by Ministry of Commence of China in 2007). As a result, we believe we are in a position to compete in the genetically modified portion of the seed market when it becomes meaningful and legally permissible to do so.

As part of our internal efforts, we developed genetic markers to enhance selection of disease resistance lines of maize to accelerate the breeding process. In addition, last year we implemented a data mining infrastructure to search for stable, high yielding hybrids. Our business model draws from existing and new technologies using both conventional breeding and advances in biotechnology. We aim to build upon our current hybrid base where we have accumulated parental seeds with advantageous traits optimized to local soil conditions. We have roughly 100 total products, both licensed and proprietary, in the market. We began to develop our own proprietary hybrid seed varieties in 1998, and as of December 2007, we have 12 proprietary corn seed products, 12 proprietary rice seed products and 2 proprietary canola seed products that are in commercial production and distribution. Currently, we have 9 breeding stations and employ 142 full time research personnel.

Our accomplishments as a company provide a foundation to launch this development into genetically-modified products. Our sales and technical service provide a platform for us to educate farmers regarding the difference in our product offerings. Our agronomists are often a trusted source to educate farmers on the benefits of genetically modified products. Our accumulated germplasm from conventional breeding techniques forms a base to transform our genetic traits. Our high-end processing, production, and quality control will continue to ensure high-quality seed production. We believe consistent product quality should become increasingly important to consumers with more advanced products. Our nationwide footprint and data mining infrastructure also allow for the matching of products with their most appropriate locations throughout China. Again, this may become more important with the advent of genetically modified products. We believe this should provide stronger products for us in the long term and benefit a wider customer base in the future.

Key factors affecting our growth, operating results and financial condition

We expect our future growth, operating results and financial condition to be driven and affected by a number of factors and trends including:

•
our ability to strategically manage our growth and expansion, organically or through mergers and acquisitions. If we do not manage our growth effectively, our growth may slow and we may not be able to achieve or maintain profitability;

• •	our ability to develop new products through research and development; our ability to partner, ally, or jointly venture into creation of more advanced bio-technology products;

•
market fluctuations in the demand for and supply of crop seeds in China and our ability to anticipate market demand and adjust our volume and product mix to maximize revenues and maintain sufficiently high margins to achieve and maintain profitability;

• •
our ability to continue to license or acquire crop seeds from third party developers and our ability to develop proprietary crop seeds;

our ability to continue to effectively market and distribute our core products through active agronomic assistance;

•	future consolidations in the crop seed industry in China may give rise to new or strengthened competitors;

•	the possibility that the crop seed industry in China may favor genetically modified seeds over hybrid seeds, and our ability to develop, produce, market, and sell such products;

•
the possibility of major natural disasters in China, which may have an adverse impact on our business and results of operation, as there is currently no agriculture insurance available in China against natural disasters;

•	the Chinese government’s continuing support for the growth and development of the agriculture sector;

•	the impact of Chinese regulation affecting our industry;

•	our benefits from certain government incentives including tax incentives, the expiration of which, or changes to which, could have an adverse effect on our operating results;

•
the possibility that excess supply of one or more of our products in our markets may drive down prices and reduce our margins, especially if we are unable to sufficiently differentiate our products from those of our competitors to allow us to charge higher prices; and

•	our ability to correctly estimate growers’ future needs, and match our product varieties and production levels to meet those needs.

Revenues

The most significant factor that affects our sale of crop seeds in China is the demand for and supply of crop seeds in China’s agriculture market. As a result, the price we are able to demand for our seeds is mainly dependent on the aggregate supply of crop seeds, both from us and from our competitors, in relation with crop seed demand in any growing season. Any potential fluctuation in the demand and supply of seeds in China may cause significant volatility in the pricing of crop seeds in China and, as a consequence, in our operating results and financial condition. In addition, because decisions relating to our production volume are made before we know the volume of seed orders and the market price for such orders, we face the risk of either over-supplying the market or under-supplying the market, which could materially and adversely affect our revenues, operating results and ability to achieve or maintain profitability.

For the fiscal year end September 30, 2007, the aggregate supply of seeds in the markets we serve was significantly above the demand for those crop seeds. In addition, as the result of a new government regulation enacted in May 2006, all seed producers associated with PRC government agencies were required to sever their association with such government agencies by June 2007. As a result, many of these producers ceased operations and a significant amount of seed was sold by these producers at lower than expected price levels as these businesses needed to liquidate their remaining inventory. The prices in crop seeds for last year’s selling season were adversely affected across our industry.

Deferred revenue

Because of our revenue recognition policy, we sometimes carry sizeable deferred revenue on our balance sheet. This deferred revenue reflects the value of our canola seeds delivered after evidence of a sales arrangement is confirmed, delivery to the customer is made and full pre-payment from the customer is received, but before the final sales price is fixed and determined. This aspect of our revenue recognition policy does not have a significant effect when deferred revenues in the periods being compared maintain roughly the same proportion to overall sales. However, when the proportion of our sales classified as deferred revenue varies significantly from year to year, as sometimes occurs, our revenues and earnings as reported in our financial statements may not exactly reflect our operating activities.

Cost of revenues

Our cost of revenues consists of expenses directly related to our crop seed sales. These expenses are primarily made up of the purchase prices for seeds, depreciation and amortization, shipping and handling costs, salary and compensation, supplies, license fees, and rent.

Purchase price for seeds. The purchase price for seeds consists of the price we pay to farmers for the seeds they grow for us. The purchase price for seeds is the largest component of our cost of revenues and is likely to be our most variable element of our cost of revenues.

Depreciation and amortization. Depreciation consists of depreciation of property, plant and equipment. Amortization consists of amortization of our seed license fees.

Shipping and handling. Shipping and handling costs include costs associated with product delivery and handling cost related to transportation of goods from suppliers to factories and factories to factories.

Salary and compensation. Salary and compensation expenses include wages, bonuses and other benefits, including welfare benefits. Salary and compensation included in our cost of revenues relate to our production personnel. We expect that our salary and compensation expenses will increase in the future in conjunction with our intended growth.

License Fees. License fees consist of royalty fees paid to independent research and development institutions.

Supplies. Supplies consist of items needed for production and packing costs for the seeds we produce.

Write-down of Inventory. As a result of the measurement in the market value of inventory, during fiscal year 2007 we wrote down a significant portion of our seed inventory of RMB77.24 million (US$ 10.31 million), net of RMB 7 million (US$ 0.93 million) in inventory reversals during the year, 90.02% of which derived from the inventory of Denong.

Operating expenses

Our operating expenses consist of general and administrative expenses, research and development expenses and selling and marketing expenses. Our operating expenses have increased for the year ended September 30, 2007 compared to the same period in 2006 primarily due to the inclusion of Denong and Jilin Changrong’s operating expenses and increases in professional fees and the impairment in long-term assets and the increase in salaries and benefits paid to the employee. While we had operating expenses from Denong for only a eight month period during the fiscal year 2006, we had operating expenses from Denong for the entire twelve month fiscal year 2007 and we had included the operating expenses of Jilin Changrong for the year of 2007. The monthly run rate remained roughly consistent.

We expect our operating expenses to remain consistent to slightly lower for the foreseeable future, but the rate of such increase or decline will depend primarily on our current business needs, including efforts we may undertake to expand our business.

General and administrative expenses. General and administrative expenses primarily consist of salary, depreciation, amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies.

Research and development expenses. Our research and development expenses primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds and future genetically modified products, rent, and depreciation of plant and equipment attributable to our research and development efforts and the expenses paid to certain research institutes to carrying research projects on behalf of Origin during the period. Further in the future, we expect to continue our research and development expenses to expand with the company after that period given the importance of technology to our product base.

Selling and marketing expenses. Our selling and marketing expenses primarily consist of salary and compensation for our sales and marketing personnel, advertisement and promotion expenses, transportation expenses and related marketing expenses. Growth in our selling and marketing expenses will depend on our expected market expansion. We expect to continue to remain consistent in our sales and marketing efforts in the foreseeable future, including our plan to hire additional sales and marketing personnel to focus on our new product promotion and market expansion to replace previous expenses on advertising and promotion. Our sales and marketing efforts were more intense last year as a result of the increased competition in the industry. This added on additional costs to the company, as we refocused efforts to spend increased time with the end consumer.

Stock option plan and option agreements

Our stock options are granted under the Chardan China Acquisition Corp. 2005 Performance Equity Plan, which became the Origin Agritech Limited 2005 Performance Equity Plan, or the Plan, by operation of law under the terms of our merger with Chardan. We adopted the Plan in November 2005, under which we could issue share options with the right to purchase up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. We granted options under the Plan with the right to purchase a total of 974,000 in November 2005.

All of the options we granted in November 2005 have an exercise price of $8.75 per share and are exercisable for a term of 5 years starting from November 8, 2005. All of these options have a vesting period of three to five years. As of September 30, 2007, we had options that were vested and immediately exercisable for 472,417 ordinary shares. We recorded a total stock-based compensation expense of RMB774,000 (US $96,000) for the year ended December 31, 2005, RMB3,986,377 (US$504,349) for the nine months ended September 30, 2006, and RMB5,283,844 (US $705,190) for the year ended September 30, 2007.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements.

We derive revenue primarily from the sale of various crop seeds, including corn, cotton, rice and canola in China. We recognize revenue when pervasive evidence of a sales arrangement exists, products are delivered, the price is fixed and determinable, collectibility is reasonably assured, and the right of return has expired. Accordingly, we defer revenue recognition until all sale return privileges lapse, which generally occurs in May or June, and until the selling price has been finalized by our management and confirmation has been issued to the customer, which generally occurs at the end of our selling season. Because of the discount policy we offer to our customers, we sometimes carry a sizeable deferred revenue that reflects the value of our crop seeds delivered after evidence of a sales arrangement is confirmed, delivery to the customer is made and pre-payments from the customer are received, but before the final sales price is fixed and determined at the end of the selling season. This aspect of our revenue recognition policy does not have a significant effect when deferred revenues in the periods being compared remain roughly the same proportion to overall sales. However, when the proportion of our sales classified as deferred revenue varies significantly from year to year, as sometimes occurs, our revenues and earnings as reported in our financial statements may not exactly reflect our operating activities.

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

Write-down of Inventory.

Any excess of the cost over the net realizable value of the inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes necessary to make the sale.

As a result of the significant decrease in the market value of our inventory, during fiscal year 2007 we wrote down a significant portion of our seed inventory of RMB77.24 million (US$ 10.31 million), net of RMB7 million (US$ 0.93 million) in inventory reversals during the year. 90.02% of this decrease resulted from reduction in value of our rice inventory.

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

Stock-based compensation.

In preparing the consolidated financial statements for 2005, we adopted SFAS No. 123 (revised 2004), or SFAS No. 123(R), issued by the FASB in December 2004, to measure our issued share options based on the grant-date fair value of the options and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We adopt the Black-Scholes Model to value the fair value of the share options and the following major assumptions are adopted: average risk-free rate of return of 4.47%, expected option life of 3.5 years, volatility rate of 30.79% and no dividend yield.

Embedded derivatives

On July 25, 2007, the Company issued US$40 million of guaranteed senior secured convertible notes (the “Notes”) which is due on July 25, 2012. According to the Notes Purchase Agreement, the Company is required to redeem part of the principal of the Notes if the conversion price is below a certain threshold. Whenever the Company redeems the Note, the Company has to pay an interest which calculated at the annual interest rate of 16% on the redeemed principal amount. Pursuant to SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and Emerging Issues Task Force (“EITF”) Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock”, the Company bifurcates the redemption feature from the Notes as the redemption feature is determined to be not clearly and closely related to the host contract. The redemption feature is recorded at fair value, mark-to-market at each reporting period, and are carried a separate line of the accompanying balance sheet.

Results of Operations

The agriculture industry is closely aligned with the biotechnology industry to foster product development. Development of these biotechnology attributes remains a cornerstone aspect of our business strategy for both the long and short term. As a result, a significant portion of our management resources and attention are dedicated to building these capabilities firm wide for introduction into the domestic crop seed market.

Additionally, the agricultural industry is seasonal in nature and our quarterly revenues and costs and expenses as a percentage of our revenues are affected by the seasonal fluctuations and seasonable variations in demand for our products. Typically, the vast majority of our seed sales for corn, rice, and cotton, which constitute almost all of our yearly revenues, take place between October and June. These sales are deferred until the third quarter of our fiscal year, when the vast majority of our revenues are recognized. As a result, our revenues typically reach seasonal peaks in the third quarter of the year. We expect such seasonal fluctuations to occur in the foreseeable future.

In fiscal year 2006, our financial statements were audited for the nine months ended September 30, 2006 period, as filed with the SEC in our Transition Report on Form 20-F, as a result of a change in our fiscal year end from December to September. However, we believe that the comparison between the 12 month ended September 30, 2006 and the 12 month ended September 30, 2007 is more meaningful to investors, and so this Annual Report provides this comparison in lieu of a comparison between the nine months ended September 30, 2006 and the 12 months ended September 30, 2007.

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of revenues, for the periods indicated:

Item	For the year ended December 31						For the nine months ended September 30				For the twelve months ended September 30		For the year ended September 30
	2003		2004		2005		2005 (unaudited)		2006		2006 (unaudited)		2007
	In thousands RMB	As % of net revenue	In thousands RMB	As % of net revenue	In thousands RMB	As % of net revenue	In thousands RMB	As % of net revenue	In thousands RMB	As % of net revenue	In thousands RMB	As % of net revenue	In thousands RMB	As % of net revenue
Consolidated statement of operations and comprehensive income data:
Revenues	191,645	100.00	301,520	100.00	207,291	100.00	208,380	100	522,999	100	521,910	100.00	489,379	100.00
Cost of revenues	(118,977)	(62.08)	(178,313)	(59.14)	(129,162)	(62.31)	(126,418)	(61)	(362,982)	(69)	(365,726)	(70.07)	(462,852)	(94.58)
Gross profit	72,669	37.92	123,207	40.86	78,129	37.69	81,962	39	160,017	31	156,184	29.93	26,527	5.42

Selling and marketing	(13,310)	(6.95)	(20,390)	(6.76)	(27,037)	(13.04)	(18,993)	(9)	(49,651)	(9)	(57,695)	(11.05)	(57,994)	(11.85)
General and administrative	(18,948)	(9.89)	(24,149)	(8.01)	(28,983)	(13.98)	(19,712)	(9)	(40,933)	(8)	(50,204)	(9.62)	(92,246)	(18.85)
Research and development	(5,288)	(2.76)	(6,774)	(2.25)	(6,977)	(3.37)	(5,963)	(3)	(13,144)	(3)	(14,158)	(2.71)	(28,441)	(5.81)
Total operating expenses	(37,546)	(19.59)	(51,313)	(17.02)	(62,997)	(30.39)	(44,668)	(21)	(103,728)	(20)	(122,057)	(23.39)	(178,681)	(36.51)

Other operating income	-	-	-	-	2,309	1.11	-	-	-	-	-	-	-	-

Income from operations	35,122	18.33	71,894	23.84	17,441	8.41	37,294	18	56,289	11	34,127	6.54	(152,154)	(31.09)

Interest income	845	0.44	371	0.12	886	0.43	421	0	8,783	2	9,294	1.77	10,942	2.24
Interest expenses	(483)	(0.25	(831)	(0.28)	(1,829)	(0.88)	(1,443)	(1)	(5,005)	(1)	(5,391)	(1.03)	(21,697)	(4.43)
Other income (expense)	1,137	0.59	149	0.05	300	0.14	62	0	2,893	1	5,441	1.04	1,312	0.27
Equity in earnings of associated company	-	-	1,925	0.64	879	0.42	305	0	12,828	2	13,400	2.57	(669)	(0.14)
Changes in the fair value of embedded derivatives							-	-	-	-			12,601	2.57
Income before income taxes	36,621	19.11	73,508	24.38	17,677	8.53	36,639	18	75,788	14	56,826	10.89	(149,665)	(30.58)
Income tax	(7,808)	(4.07)	(7,698)	(2.55)	(1,405)	(0.68)	(1,205)	(1)	(367)	(0)	(566)	(0.11)	49	0.01
Income before minority interests	28,813	15.03	65,810	21.83	16,272	7.85	35,434	17	75,421	14	56,260	10.78	(149,616)	(30.57)
Minority interests	138	0.07	(351)	(0.12)	137	0.07	(510)	(0)	910	0	1,558	0.30	(13,584)	(2.78)
Net income	28,951	15.11	65,459	21.71	16,409	7.92	34,924	17	76,331	15	57,818	11.08	(163,200)	(33.35)

Twelve Months Ended September 30, 2007 Compared To The Twelve Months Ended September 30, 2006

Due to the change of fiscal year-end in 2006 from December 31st to September 30th, as discussed above, the following section compares items in our financial statements for the twelve months ended September 30, 2007 against the twelve months ended September 30, 2006 (unaudited).

Our results of operations were materially impacted during fiscal year 2007 by the industry factors described above. These factors included (1) the State Council Circular enforcing the separation of the seed administrative offices from their commercial outlets, which led to many of these producers liquidating their seeds at lower than expected prices, which reduced prices for all sellers in the market and (2) an industry-wide overproduction of crop seed entering the fiscal year 2007 selling season. These factors affected the entire Chinese crop industry in 2007 and led us to liquidate a portion of our crop seeds at greatly reduced prices in scrap sales. While these scrap sales only amounted to roughly 2.12% of our total revenues for the year ended 2007, they materially impacted our gross margin by 8.25%. Excluding these scrap sales and the impairment of inventory, our gross margins for the period were 30.09% (unaudited) as compared to our 30.73% gross margins for the twelve months ended September 30, 2006 (unaudited).

Revenues & Gross Margin

Our revenues for the year ended September 30, 2007 were RMB489.38 million (US$65.31 million), a decrease of 6.23% from RMB521.91 million (US$66.03 million) in the twelve months ended September 30, 2006 (unaudited).

As a result of the competition in our industry, a portion of our seeds were liquidated and sold at greatly reduced prices as scrap sales for use as animal feed rather than standard crop seed. The revenue of the seeds sold as scrap accounted for revenue of RMB10.37 million (USD1.38 million), and a sales volume of 8.36 million kg. While these sales only amounted to 2.12% of our total revenues for the year ended 2007, they materially impacted our overall gross margin by 8.25%. Besides, during fiscal year 2007 we wrote off a significant portion of our seed inventory of RMB77.24 million (US$ 10.31 million), which was recorded as cost of revenues. Excluding these temporary scrap sales and the impairment of inventory, our gross margins for the period were 30.09% (unaudited) as compared to our 30.73% gross margins for the twelve months ended September 30, 2006 (unaudited).

The major shortfall to our revenue base was due to a 50.52% drop in rice seeds revenues from RMB145.32 million (US$ 19.39 million) to RMB71.90 million (US$ 9.6 million). Gross margins dropped from 19.03% in the twelve months ended September 30, 2006 to 15.95% in fiscal year 2007. This drop off was due to the changes in the government policy and the overproduction of seed in the industry. As discussed below, we expect that the factors that materially affected these sales will not recur, or will recur only to a significantly lesser extent, in future periods.

Exclusive of the scrap sales, revenues from our hybrid corn seeds increased 4.94% from RMB339.39 million (USD 45.3 million) (unaudited) in the twelve months ended September 30, 2006 to RMB356.17 million (USD 47.7 million) in the fiscal year ended 2007. Gross margin of our corn products dropped 5.42% in fiscal year 2007, as compared to the previous twelve month period. Our cotton revenues decreased 1.93% from RMB 32.62 million (USD 4.13 million) (unaudited) in the twelve months ended September 30, 2006 to RMB 31.99 million (USD 4.3 million). The gross margin of our cotton products also increased 0.69% in fiscal year 2007, as compared to the previous twelve month period. Our first year of canola sales resulted in revenues of RMB17.89 million (USD2.39 million) with 53.28% gross margins.

The revenues resulting from non-scrap seed sales for the twelve months ended September 30, 2007 as compared to that of the twelve months ended September 30, 2006 were as follows:

Items	Revenues			Gross Margin
	Year ended September 30, 2007	Twelve months ended September 30, 2006	Growth	Year ended September 30, 2007	Twelve months ended September 30, 2006	Growth
		(unaudited)			(unaudited
	RMB’000	RMB’000
Hybrid Corn seeds*	356,173	339,394	4.94%	31.96%	37.38%	-5.42%
Hybrid Rice seeds*	71,900	145,323	-50.52%	15.95%	19.03%	-3.08%
Hybrid Cotton seeds*	31,994	32,622	-1.93%	28.43%	27.74%**	0.69%
Hybrid Canola seeds*	17,885	-7		53.28%	NM	NM
Parental seeds*	1,055	4,578	-76.96%

Total normal sales*	479,008	521,910	-8.22%	30.09%	30.73%	-0.64%

*exclusive of scrap sales

**exclusive of Denong cotton seed sales

There were no scrap sales for the twelve months ended September 30, 2006 (unaudited), and the scrap sales and other costs of the year ended September 30, 2007 were as follows:

Revenue of scrap sales	Costs of scrap sales and other adjustments	Net Loss
RMB’000	RMB’000	RMB’000
10,372	50,750	40,378

Cost of Revenue

Our cost of revenue for the year ended September 30, 2007 was RMB462.85 million (US$61.67 million), including the inventory write-down of RMB77.24 million (US$10.31 million) This was an increase of 26.56% from RMB365.73 million (US$46.27 million) for the twelve months ended September 30, 2006.

Gross profit

Our gross profit for the year ended September 30, 2007 decreased approximately 83.02% to RMB26.53 million (US$3.54 million) from RMB156.18 million (US$19.76 million) for the twelve months ended September 30, 2006.

Excluding the loss of RMB 40.38 million (USD 5.39 million) in the sales of seeds as scrap sales and the inventory write-down of RMB77.24 million (US$ 10.31 million), the gross profit of the year ended September 30, 2007 were RMB 144.15 million (USD 19.24 million), representing a decrease of 10.11% from RMB160.36 million (US$20.29 million) from the twelve months ended September 30, 2006

Operating expenses

Operating expenses for the year ended September 30, 2007 were RMB178.68 million (US$23.85 million), representing an increase of 46.39% from RMB122.06 million (US$15.44 million) (unaudited) for the twelve months ended September 30, 2006.

Main increases of the operating expense during the year included the following: (1) increase in salaries and social insurance of RMB 15.95 million (US$2.13 million) due to increase in the total number of employee during the year; (2) increase in research and development expense of RMB 14.29 million(US$1.91million) which is including of RMB 2.20 million (US$ 0.29 million) in write-off of Changrong’s in-processed research and development; (3) compensation to minority shareholders of disposed subsidiaries of RMB 5.84 million (US$0.78 million); (4) increase in the legal service fee of RMB4.10 million (US$0.53 million); (5) increase in the service fee of RMB 3.85 million (US$0.51 million) related to Sarbanes Oxley Act 404 compliance as a result of our first year implementation; (6) RMB 2.43 million (US$0.33 million) in uncollectible debt related to Denong; and (7) RMB2.32million (US$0.31 million) in the impairment of long-term assets.

Selling and marketing

Selling and marketing expenses for the year ended September 30, 2007 were RMB57.99 million (US$7.74 million), representing an increase of 0.51 % from RMB57.70 million (7.30 million) (unaudited) for the year ended September 30, 2006.

General and administrative

General and administrative expenses for the year ended September 30, 2007 were RMB92.25 million (US$12.31 million), representing an increase of 83.74 % from RMB 50.20 million (US$6.35 million) (unaudited) for the twelve months ended September 30, 2006.

The increase was primarily caused by the increase in salaries and social insurance fee of RMB 7.41 million (US$0.51 million), compensation to minority shareholders of disposed subsidiaries of RMB 5.84 million (US$0.78 million), legal service fee of RMB4.10 million (US$0.53 million), increase in the professional service fee of RMB 3.85 million (US$0.51 million) related to Sarbanes Oxley Act 404 compliance, uncollectible debt relate to Denong of RMB2.43 million (US$ 0.33 million), the increase in the impairment of long-term assets of RMB2.32 million (US$0.31 million), as detailed under “Operating expenses”,

Research and development

Research and development expenses for the year ended September 30, 2007 were RMB28.44million (US$3.80 million), representing an increase of 100.88 % from RMB14.16 million (US$1.79 million) (unaudited) for the twelve months ended September 30, 2006. This amounted to 5.8% of our total revenues, which is roughly in-line with our research and development strategy. The change between these periods is primarily a result of our increased spending on research and development.

Income from operations

As a result of the impact of the components described above, we had loss from operations for the year ended September 30, 2007 of RMB152.15 million (US$20.31 million), compared with the income from operations of RMB34.13 million (US$4.32 million) (unaudited) for the twelve months ended September 30, 2006.

Interest expense

Interest expenses for the year ended September 30, 2007 were RMB21.70 million (US$2.90 million), representing an increase of 302.47 % from RMB5.39 million (US$0.68 million) (unaudited) for the twelve months ended September 30, 2006. The increase in interest expense was primarily attributable to the amount of short-term loans outstanding, which increased from RMB106.26 million (US$13.29 million) as of June 30, 2006 to RMB268.4 million (US$35.82 million) as of September 30, 2007 and the amortization of the discount on the convertible debt of RMB3.57 million (US$0.48 million) for the year ended September 30, 2007. Our interest expense paid in cash was RMB18.28 million (US$2.44 million). The increase in our short-term loans was primarily due to our need to fund our acquisition of Jilin Changrong and Jinong.

Share of earnings in equity investee companies

Shares of earnings in equity investee companies decreased to RMB0.67 million (US$0.1 million) in the year ended September 30, 2007 from RMB13.40 million (US$1.70 million) for the twelve months ended September 30, 2006 (unaudited). The decrease was primarily due to the increase of the investment in Jilin Changrong, which was recorded in the equity method for the nine months ended September 30, 2006 with an investment income of RMB11.80 million (US$ 1.49 million). However, in April 2007 we acquired more equity, resulting a total control of 43.95%, and then obtained the majority voting power on board. Therefore, Jilin Changrong has been consolidated into our financial reporting during the year ended September 30, 2007.

Other income

Other income decreased to RMB1.31 million (US$0.17 million) for the year ended September 30, 2007 as compared to RMB5.44 million (US$ 0.69 million) (unaudited) for the twelve months ended September 30, 2006 (unaudited),which was mainly due to decreased sales of corn cobs originating from the Linze Branch, which was the result of our decreased corn production.

Income taxes

Income taxes for the year ended September 30, 2007 were negative with a value of RMB0.05 million (US$0.01 million), as compared with RMB0.57 million (US$0.07 million) (unaudited) for the twelve months ended September 30, 2006. During fiscal year 2007 we incurred an increase in deferred tax assets of RMB8.79 million (US$1.17 million), which is mainly derived from the recognition of Beijing Origin’s tax loss for the year ended September 30, 2007 and other temporary differences.
.
The applicable tax rate of the PRC enterprise income tax to Beijing Origin is 33.0% (30.0% of state income tax plus 3.0% local income tax). However, the majority of our PRC Operating Companies are entitled to a preferential tax rate of 15.0%, and Origin Biotechnology is also entitled to a preferential tax rate of 15% as a high technology company and is exempted from income tax for 2007. For the nine months ended September 30, 2006 and the year ended September 30, 2007, the effect of the preferential tax treatment is 24% and 16%.  The effective income tax rate for the nine months ended September 30, 2006 and the year ended September 30, 2007 was 1% and nil, respectively.

Net income

Our net loss was RMB163.20 million (US$21.78 million) in the year ended September 30, 2007, as compared to the net income of RMB57.82 million (US$7.32 million) for the twelve months ended September 30, 2006 (unaudited).

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

General and administrative

General and administrative expenses increased by 128.87% to RMB45.11 million (US$5.71million) for the nine months ended September 30, 2006 from RMB19.71 million (US$2.44 million) in the same period of 2005. This increase is primarily due to the following reasons: (1) inclusion of RMB12.73 million (US$1.61 million) in general and administrative expenses related to Denong, (2) audit fees of RMB3.04 million (US$ 0.38 million) accrued for the 9 months ended September 30, 2006 (the audit fees for 2005 were charged to the fourth quarter of 2005), (3) other professional service fees, which increased by RMB6.64 million (US$0.84 million), and (4) stock-based compensation of RMB1.66 million (US$0.21 million).

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

Interest expense

Interest expense increased by 246.81% to RMB5.01million (US$0.63 million) in the nine months ended September 30, 2006 from RMB1.44 million (US$0.18 million) in the same period of 2005. The increase in interest expense was primarily attributable to the amount of short-term loans outstanding, which increased from RMB45.86 million (US$5.67 million) as of September 30, 2005 to RMB253 million (US$32.01 million) as of September 30, 2006.

Share of earnings in equity investee companies

Shares of earnings in equity investee companies increased to RMB12.83 million (US$1.62 million) in the nine months ended September 30, 2006 from RMB0.31 million (US$0.04 million) in the same period of 2005. This increase was primarily attributable to our pro-rata share of earnings in Jilin Changrong of RMB11.80 million (US$ 1.49 million) for the nine months ended September 30, 2006. We acquired 34.76% equity interest in Jilin Changrong in 2006.

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

B. Liquidity and Capital Resources

As of September 30, 2006 and 2007, we had approximately RMB140.95 million (US$17.83 million) and RMB162.31 million (US$21.66 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and liquid investments with original maturities of three months or less that is deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts and invest in U.S. government bonds. We believe our working capital is sufficient to meet our present requirements.

We finance our operations through cash generated from operating activities, short term borrowings and the proceeds from our issuance of convertible notes in July 2007. We had total short-term borrowings of RMB268.40 million (US$35.82 million) and a total long-term borrowings of RMB1.88 million (US$0.25 million). A portion of our short-term borrowings (RMB51.00 million) is secured by our land use rights and the office building, both of which are in the Zhongguancun Life Science Park. A portion of our short-term borrowings (RMB9.00 million) is secured by our office building and land use right of Changchun Origin, and another portion of our short-term borrowings (RMB108.40 million) is secured by an account held at Fidelity Investment. Another portion of our short-term borrowings (RMB80.00 million) is guaranteed by Gengchen Han and Origin Biotechnology. Our long-term borrowings consist of a third-party loan of RMB1.88 million (US$0.24 million) which is due in 2008 and 2009 by two equal installments and bears an interest of 2.4% per annum.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2003, 2004, 2005, the nine months ended September 30, 2005 (unaudited) and September 30, 2006, and the 12 months ended September 30, 2006 (unaudited) and September 30, 2007:

Item		Year ended December 31		Nine months ended September 30		Twelve Month ended September 30	Year ended September 30
(In thousands)	2003	2004	2005	2005 (unaudited)	2006	2006 (unaudited)	2007	2007
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Net cash (used in) provided by Operating activities	(14,961)	42,745	24,387	(19,900)	(123,260)	(78,973)	(169,242)	(22,588)
Net cash (used in) provided by investing activities	(32,962)	(27,201)	(62,722)	(39,082)	(244,972)	(268,612)	(90,948)	(12,137)
Net cash (used in) provided by financing activities	18,446	4,083	207,706	6,740	275,006	475,972	283,774	37,873
Net increase(decrease) in cash and cash equivalents	(29,477)	19,627	169,371	(52,242)	(93,226)	128,387	23,584	3,148
Cash and cash equivalents, Beginning of year	78,698	49,221	68,848	68,848	237,828	237,828	140,953	18,812
Effect of exchange rate changes on cash and cash equivalents	-	-	(391)	45	(3,649)	(4,085)	(2,223)	(297)
Cash and cash equivalents, end of year	49,221	68,848	237,828	16,651	140,953	362,130	162,314	21,663

Operating activities. Net cash used in operating activities was RMB169.24 million (US$22.59 million) in the year ended September 30, 2007 compared to RMB78.97 million (US$9.99 million) in the twelve months ended September 30, 2006. This decrease was primarily due to a decrease in net income of RMB239.53 million (US$29.50 million), an increase in the inventory of RMB 57.48 million (US$7.67 million), a decrease in advances from customers of RMB 44.18 million (US$5.90 million), a decrease in due to growers of RMB20.98 million (US$2.80 million), and a decrease in account payables of RMB31.24 million (US$4.17 million), and offset by a decrease in advance to growers of RMB28.35 million (US$3,78 million), an increase in inventory write down of RMB77.24 million (US$10.31 million) and an increase in depreciation and amortization of RMB22.03 million (US$2.94 million). Net cash used in operating activities was RMB123.26 million (US$15.59 million) in the nine months ended September 30, 2006 compared to RMB19.90 million (US$2.46 million) in the same period of 2005. This decrease was primarily due to a decrease in deferred revenue of RMB247.36 million (US$31.30 million), a decrease in advances from customers of RMB 75.39 million (US$9.54 million), a decrease due to growers of RMB27.40million (US$3.47 million), and a decrease in other payables and accrued expenses of RMB23.22 million (US$2.94 million), and offset by an increase in net income of RMB41.41million (US$5.24 million), an increase in our inventory of RMB215.40 million (US$27.25 million) and an increase in prepaid expenses and other current assets of RMB45.17 million (US$5.72 million).

Investing activities. Net cash used in investing activities was RMB90.95 million (US$12.14 million) in the year ended September 30, 2007, of which RMB286.27 million (US$38.21 million) was used in the purchase of debt securities and RMB297.02 million (US$39.64million) was proceeds from sale of the debt securities, RMB31.87 million (US$4.25 million) was used to acquire a 9.18% interest in Jilinchangrong and 45.41% interest in Denong, RMB21.88 million (US$2.92 million) was used to acquire a 23 % interest in Jinong Hi-tech, RMB6.70 million (US$0.89 million) was used to acquire a 9 % interest in Biocentury, RMB1.75 million (US$0.23 million) was used to acquire a 35 % interest in Jilinchangji Seed, RMB 0.12 million (US$0.02 million) was deposit for the purchase of plant and equipment, RMB36.53 million (US$4.88million) was used in the purchase of plant and equipment, and RMB 5.46 million (US$0.73 million) was used in the purchase of land use right. Net cash used in investing activities was RMB268.61 million (US$33.98 million) in the twelve months ended September 30, 2006, of which RMB201.54 million (US$25.50 million) was used in the purchase of debt securities and RMB55.12 million (US$6.97 million) was proceeds from sale of the debt securities, RMB36.30 million (US$4.59 million) was used to acquire a 52.21% interest in Denong, RMB 12.94 million (US$1.64 million) was deposit for the purchase of acquired technology, RMB10.43million (US$1.32 million) was used to acquire a 34.7% interest in Jilin Changrong, RMB10 million (US$1.27million) was deposit for the purchase of an equity investment in Jilin Jinong Hi−tech Limited ("Jinong"), RMB 27.64 million (US$3.50 million) was used in the purchase of plant and equipment, and RMB 9.79 million (US$1.24 million) was used in the purchase of intangible assets.

Financing activities. Net cash provided by financing activities was RMB283.77million (US$37.87million) in the year ended September 30, 2007, which mainly reflects our proceeds from short-term borrowings of RMB361.40 million (US$48.23 million) and repayment of short-term borrowings of RMB346.00 million (US$46.18million), the proceeds from issuance of convertible bonds of RMB302.38 million (US$40.36 million) and the purchase back of treasury stock of RMB29.38 million (US$3.92 million). Net cash provided by financing activities was RMB475.97 million (US$60.22 million) in the twelve months ended September 30, 2006, which mainly reflects our proceeds from short-term borrowings of RMB242.58 million (US$30.69 million) and repayment of short-term borrowings of RMB41.00 million (US$5.19 million), net cash inflow from the Share Exchange Transaction of RMB 159.83 million (US$ 20.22 million), the exercise of warrants of RMB324.58 million (US$41.07 million) and the additional payment of RMB201.86 million (US$25.54) to the shareholders of State Harvest and their designee.

To date, we have funded our operations through cash flow derived from operations and short-term borrowings as well as the US$40 million in proceeds from our sale of convertible notes in July 2007. Due to the cyclical nature of the cash flow inherent in our business, with the majority of cash flow from operations received during the second half of the calendar year, which corresponds to the fourth quarter and the subsequent first quarter of our fiscal year, we use bridge loan financings and bank credit facilities to cover operating expenses during low-revenue portions of the year, which generally include July through December. We believe we can generate sufficient cash flows from operating activities and can access sufficient borrowing capacity from local banks to satisfy our seasonal liquidity needs.

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

C. Research and Development, Patents and Licenses, etc.

We focus our research and development efforts on agro-biotechnology, crop breeding and the development of new crop seeds. In November 2001, we established a new seed research and development center in Tongzhou, Beijing, which conducts in research and development of crop commercial breeding. In September 2005, we established the “Origin Life Science Research Center” in Zhong Guan Cun, Beijing, the principal activities of which include crop gene engineering, molecular marker-assisted breeding, and molecular identification. We also have sixteen breeding stations located in different regions with seven being used for corn, four for rice, two for cotton, two for canola and one winter nursery for these different seed products.

We have established technological cooperative relationships with three universities and sixteen research institutes in China, including China Agricultural University and Chinese Academy of Sciences. We employ 49 full time research personnel. Our research and development expenditures were $0.82 million, $0.87 million, $1.66 million and $3.80 million in each of the years ended December 31, 2004, and 2005, and for the nine months ended September 30, 2006, and the year ended September 30, 2007, respectively. The increase in our research and development spending is a result of the further efforts in the research and development of self-developed seed rights and the further cooperation with universities and other research institutes.

D. Trend Information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from October 1, 2006 to September 30, 2007 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E. Off-balance Sheet Arrangements.

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular Disclosure of Commitments and Contingencies.

We have various contractual obligations that will affect our liquidity.  The following table sets forth our contractual obligations as of September 30, 2007.
Payments due by September 30,

		Within
	Total	2008	2009	2010	2011	2012	Thereafter
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating Lease Obligations	18,446	4,075	1,221	851	746	615	10,938
Capital Commitments (1)	8,001	8,001
Purchase Obligations (5)	42,083	5,000	5,000	5,000	5,000	5,000	17,083
Convertible Notes (4)	314,350	2,920	2,920	2,920	2,920	302,670
Short-Term Debt Obligations (2)	268,400	268,400
Long-Term Debt Obligations (3)	1,880		940	940
Total	653,160	288,396	10,081	9,711	8,666	308,285	28,021

(1)	Includes capital commitments for purchase of plant, building construction, equipment, land use rights and technology use rights.

(2)	Represents short term loans from China Construction Bank Shangdi Branch, Beijing Bank Shangdi Branch and Beijing Bank.

(3)	Represents a third party’s loan repayable in 2008 and 2009 by two equal installments and bearing interest of 2.4% per annum. The borrowings are not secured.

(4)
On July 25, 2007, the Company issued US$40 million of guaranteed senior secured convertible notes which mature on July 25, 2012. The Notes bear interest at the rate of 1% per annum, payable semi-annually in arrears.

(5)
On March 6, 2006, Changrong entered into a contract with the Corn Research Institution of Jilin Academy of Agricultural Science to pay RMB5million every year from 2006 to 2016 for R&D activities on behalf of Changrong.

In January 2008, the Company entered into a patent license agreement with the China Academy of Agriculture Science, or CAAS, to market the phytase GM corn within China for RMB6,000,000. Meanwhile, the Company entered into a technical service agreement with CAAS. Pursuant to the technical service agreement, CAAS shall provide related technical support for the breeding and production of the phytase GM corn to the Company for RMB4 million.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of December 31, 2007.

Name	Age	Position

Gengchen Han	52	Chairman of the Board and Co-Chief Executive Officer
Yasheng Yang[1]	44	Vice Chairman of the Board
Liang Yuan[2]	50	Director, President and Co-Chief Executive Officer
Bailiang Zhang	66	Independent Director
Dafang Huang	65	Independent Director
Kerry S. Propper	32	Director
Steven Urbach	31	Independent Director
Michael W. Trimble	50	Independent Director
Remo Richli	44	Independent Director
Jing Chen[3]	42	Chief Financial Officer

1. Yasheng Yang was appointed as Vice Chairman of the Board and relinquished his role as Director, President, Treasurer and Chief Operating Officer, effective November 23, 2007.

2. Liang Yuan was appointed as Co-Chief Executive Officer and President and relinquished his role as Executive Vice Chairman, effective November 23, 2007.

3. Jing Chen was appointed as Chief Financial Officer, effective December 15, 2007, to replace Youqiang Wang, who resigned from his position as Chief Financial Officer of Origin effective December 15, 2007.

Gengchen Han is the Chairman and Co-Chief Executive Officer of Origin. Dr. Han is also the Executive Chairman of Beijing Origin and its affiliated companies, a position that he has held since founding the business in 1997. Dr. Han has more than 20 years of experience in research and development of hybrid seed products, particularly corn seed. From 1982 until 1984, Dr Han was a lecturer at the Henan Agriculture University. From 1984 to 1987, Dr. Han received his Ph.D. degree in Plant Breeding and Cytogenics from Iowa State University. From 1989 until 1990 he worked for the International Maize and Wheat Improvement Center, or CIMMYT, in Mexico. He worked for Pioneer Hi-bred International from 1990 to 1996; his positions there included Regional Technical Coordinator for Asia/Pacific and Regional Supervisor for China Business.

Yasheng Yang is a director and Vice Chairman of Origin. Mr. Yang previously served as President and Chief Operating Officer of Origin from 2005 to 2007. He is also an executive officer of each of our PRC Operating Companies since 1998, where he is principally responsible for advertising and marketing. Prior to joining Beijing Origin, from 1995 to 1997, he worked in the Fujian province government as an officer, where he specialized in the areas of technology, medicine and education.

Liang Yuan is a director, the Co-Chief Executive Officer and President of Origin. Mr. Yuan previously served as Executive Vice Chairman of Origin from 2005 to 2007. He is also an executive officer of Beijing Origin and its affiliated companies since 1997, where he is principally responsible for infrastructure and public relations. Prior to joining Beijing Origin, Mr. Yuan was at the Fujian Economic Research Institute from 1985 to 1997, where he was in charge of the research and development of the regional economy in Fujian province.

Bailiang Zhang has been a director of Origin since November 2005. Mr. Zhang has been a professor at Henan Agriculture University since 1985, and he served as president from 1994 to 2003. He is also acting as a representative of the National People’s Congress. As a result of his work in the field of agriculture, he has received numerous honors, including the 51 Labor Medal, one of the highest awards given to Chinese citizens in recognition of significant contributions to the welfare of the country.

Dafang Huang has been a director of Origin since November 2005. Mr. Huang has been CAAS Professor since 1995. From 1995 to 2005, Mr. Huang was the director of the Biotechnology Research Institute located in Beijing. From 1993 to 1995, Mr. Huang was the Deputy Director and CAAS Professor of the Institute of Plant Protection. From 1986 to 1988 and in 1992, Mr. Huang was a visiting scientist at Cornell University and the Boyce Thompson Institute. From 1960 to 1965, Mr. Huang was studying at the Beijing Agriculture University in the Department of Plant Pathology.

Kerry S. Propper has been a director of Origin since November 2005. He was a founder and has been the Executive Vice President and a director of Chardan since its inception in December 2003. From March 2005 through September 2005, Mr. Propper served as the Chief Financial Officer, secretary and a member of the board of directors of Chardan North China Acquisition Corp. which acquired HLS Systems International Ltd. in September 2007.  Since September 2007, Mr. Propper has served as a director of HLS Systems International Ltd. (OTCBB: HLSYF). Since March 2005, Mr. Propper has been the chief executive officer, secretary and a member of the board of directors of Chardan South China Acquisition Corp.  Mr. Propper has been the owner and chief executive officer of Chardan Capital Markets LLC (formerly known as Gramercy Group), a New York based broker-dealer, since July 2003. He has also been a managing member of SUJG, Inc., an investment company, since April 2005. Since November 2006, Mr. Propper has served as the executive vice president of mergers and acquisitions of Shine Media Acquisition Corp., a blank-check company listed on the OTCBB.  Since December, 2005, Mr. Propper has served as a special advisor to Jaguar Acquisition Corp., a blank-check company listed on the OTCBB.  Mr. Propper also sits on the board of directors of Cablecom, a Shandong Province based cable operator and consolidator. Mr. Propper was a founder, and from February 1999 to July 2003 owner and managing director of Windsor Capital Advisors, a full service brokerage firm also based in New York. Mr. Propper also founded The Private Capital Group LLC, a small private investment firm specializing in hard money loans and convertible preferred debt and equity offerings for small public companies, in May 2000 and was affiliated with it until December 2003. From July 1997 until February 1999, Mr. Propper worked at Aegis Capital Corp., a broker-dealer and member firm of the NASD. Mr. Propper is on the advisory board of NTWK, a software company with operations in Pakistan. Mr. Propper received his B.A. in Economics and International Studies from Colby College.

Steven Urbach has been a director of Origin since November 2005. He is currently a principal and President and Chief Financial Officer of Chardan Capital Markets, LLC, which he founded with Kerry S. Propper in February 2003.  In addition, he is a managing partner of Cornix Management, LLC, a multi-strategy hedge fund. From February 1999 to February 2003, Mr. Urbach was a Senior Trader at Windsor Capital Advisors, LLC, a firm specializing in making markets in Nasdaq securities. From September 1997 until February 2000, Mr. Urbach worked at Chase Manhattan Bank as an analyst and portfolio manager.

Michael W. Trimble has been a director of Origin since May 2006. Dr. Trimble is the founder of Trimble Genetics International LLC, or Trimble Genetics, and has been the President of Trimble Genetics since 2001. Trimble Genetics is a plant genetics research company. Dr. Trimble is a leader in plant genetics research with over twenty-eight years of experience in crop breeding and the agricultural seed industry. Dr. Trimble is an inventor of numerous patents in the field of plant genetics. He also serves as a director for the African Agricultural Technology Foundation in Nairobi, Kenya. Dr. Trimble graduated with a Ph.D. degree from the University of Minnesota and also completed graduate programs at Purdue University and Iowa State University.

Remo Richli has been a director of Origin since November 2005. He is a Partner of Bridgelink AG, an international mergers and acquisitions firm headquartered in Switzerland. His activities include the acquisition and divestiture of companies as well as raising funds, including private equity deals. He previously worked in the United States as a financial expert at RP Associates in San Diego, a venture capital firm focusing on corporate finance and financial structures. During his time with RP Associates, Mr. Richli also served as chief financial officer of one of its portfolio companies. From 1993 to 1999, Mr. Richli owned a consulting firm engaged in corporate finance consultancy for mid-sized companies and acted as the Chief Executive Officer of client companies on a consulting basis. From 1991 to 1993, Mr. Richli was a director at the Department of Finance in Switzerland. He studied in Switzerland and in the United States and holds several degrees in Business and Economics.

Jing Chen has been the Chief Financial Officer of Origin since December 2006. Ms. Chen comes to Origin from ShanghaiMed iKang Healthcare, Inc., a leading healthcare management service provider in China, where she served as Senior Director of Finance beginning in 2006. In that role, Ms. Chen had overall financial and accounting management responsibilities for 29 business units. Prior to iKang, she was Director of Finance for eLong, Inc., a Beijing-based online travel service provider. At eLong, Ms. Chen established and subsequently upgraded financial management systems for the eLong’s 14 business units. She was instrumental in preparing eLong for its successful U.S. initial public offering in October 2004. After eLong’s initial public offering, Ms. Chen implemented various financial controls and corporate governance policies to comply with the Sarbanes-Oxley Act of 2002. Prior to eLong, Ms. Chen worked at Eli Lilly Asia. Ms. Chen received an MBA degree from the City University in Seattle, Washington.

Voting Agreement

In November 2005, we entered into a voting agreement with Dr. Han Gengchen and Messrs. Yang Yasheng and Yuan Liang. For more information, please see Item 7.B, “Major Shareholders and Related Party Transactions — Related Party Transactions — Voting Agreement.”

B. Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB3,956,442 (US$528,033) for the twelve months ended September 30, 2007. In addition, no options were granted to our directors and executive officers during that period.

2005 Performance Equity Plan

Chardan adopted its 2005 Performance Equity Plan on October 28, 2005. After the closing of the merger of Chardan with and into Origin, the 2005 Performance Equity Plan became that of Origin by operation of law under the terms of the merger.

On November 8, 2005, our Stock Option Committee decided that options would be granted under a standard form of option agreement pursuant to the 2005 Performance Equity Plan to certain of our employees. The table set forth below summarizes our outstanding options for directors as of September 30, 2007. All of the options granted to directors have a vesting period of three years.

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

C. Board Practices.

Terms of directors and executive officers

Our directors are not subject to a term of office and hold office until the next annual meeting of shareholders or until such director’s earlier resignation, removal from office, death or incapacity. Any vacancy on the board of directors resulting from death, resignation, removal or other cause and any newly created directorship resulting from any increase in the authorized number of directors between meetings of shareholders may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of shareholders.

Our officers are appointed by the board of directors and hold office until their successors are duly elected and qualified, but may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office may be filled by resolution of directors.

Employment Agreements

Each of Dr. Han and Messrs. Yuan and Yang have entered into employment agreements with us. Dr. Han is employed as the chairman and co-chief executive officer, Mr. Yuan as the co-chief executive officer and president and Mr. Yang as the vice chairman. The agreements have a term of three years commencing as of January 1, 2005, and provide for an annual salary of $250,000 for each of them and a discretionary cash bonus based on growth in the combined companies’ per-share value, achievement of growth and business targets, satisfaction of company capital requirements and other criteria. The executives are entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreements are terminable by Origin for death, disability and cause. The executive may terminate for good reason, which includes Origin’s breach, the executive’s loss of his seat on the board of directors, and change of control. In the event of termination for good reason or without cause, the executive will receive compensation and benefits under his or her employment agreement through the earlier of two years from the date of termination or through the term of the agreement. The agreements contain provisions for the protection of confidential information and a three-year non-competition period within China. In the purchase agreement, there is an additional non-competition agreement applicable to these persons for the greater of five years after consummation or two years after employment that includes Hong Kong and Taiwan, in addition to China.

Board committees

Our board of directors has established an Audit Committee, a Stock Option Committee and a Nominations Committee. Pursuant to a vote by the board of directors taken at a board meeting held March 16, 2007, the Stock Option Committee was changed into the Compensation Committee.

Audit Committee

The members of our Audit Committee are Remo Richli (chairman), Steven Urbach and Michael W. Trimble. Our board of directors has determined that all of our Audit Committee members are independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

The board of directors has determined that each of Messrs. Richli, Urbach and Trimble has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of Audit Committee functions.

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

We adopted an Audit Committee charter, amended by the board of directors at the board meeting held on August 16, 2007, under which the Audit Committee is responsible for reviewing the scope, planning and staffing of the audit and preparation of our financial statements. This includes consultation with management, the auditors and other consultants and professionals involved in the preparation of the financial statements and reports. The Audit Committee is responsible for performing oversight of our relationship with our independent auditor. The Audit Committee also has a general compliance oversight role in assuring that our directors, officers and management comply with our code of ethics, reviews and approves related party transactions, deals with complaints regarding accounting, internal controls and auditing matters, and oversees compliance with accounting and legal requirements applicable to us.

Pursuant to the terms of its charter, as amended, the Audit Committee’s responsibilities include, among other things:

•	annually reviewing and reassessing the adequacy of the Audit Committee’s formal charter;

•	reviewing our annual audited financial statements with our management and our independent auditors and the adequacy of our internal accounting controls;

•	reviewing analyses prepared by management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	the engagement of the independent auditor;

•	reviewing the independence of the independent auditors;

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

Compensation Committee

In 2005, we established a Stock Option Committee with Steven Urbach and Remo Richli as its members. Pursuant to a vote by the board of directors taken at a board meeting held March 16, 2007, the Stock Option Committee was changed into the Compensation Committee. The purpose of the Stock Option Committee was to administer our stock option plans, including authority to make and modify awards under such plans. Initially, our only such plan was the 2005 Performance Equity Plan, as assumed by Origin in the merger with Chardan. The members of our Compensation Committee are Steven Urbach (chairman), Michael W. Trimble and Bailiang Zhang. Under the new Compensation Committee charter, our Compensation Committee is responsible for:

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors, officers and other senior employees;

•	reviewing and determining performance-based awards and compensation for our officers and other employees;

•	reviewing and determining share-based compensation (including the 2005 Performance Equity Plan) for our directors, officers, employees and consultants;

•	administering our equity incentive plans (including the 2005 Performance Equity Plan) in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

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

Pursuant to a vote by the board of directors taken at a board meeting held March 16, 2007, the Nominating Committee charter was amended. Pursuant to the terms of its charter, as amended, the Nominating Committee’s responsibilities include, among other things:

•	actively seeking and evaluating qualified individuals to become new directors as needed;

•	reviewing current directors’ suitability when their terms expire or one has a significant change in status;

•	making recommendations with respect to succession planning for the co-chief executive officer and other officers; and

•	such other matters that are specifically delegated to the Nominating Committee by our board of directors from time to time.

Summary of Significant Differences in Corporate Governance Practices for Purposes of Rule 4350 of the Nasdaq Marketplace Rules

We are incorporated under the laws of the British Virgin Islands. Our ordinary shares are registered with the SEC and are listed on the NASDAQ Global Select Market. As a result, our corporate governance framework is subject to laws of the British Virgin Islands, or BVI, and the securities laws and regulations of the United States.

Under Rule 4350 of the Nasdaq Marketplace Rules, a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 4350. Rule 4350 requires U.S. domestic listed companies have a majority of independent directors on its board of directors. We are not required to have a majority of independent directors on our board of directors under BVI laws. However, currently, five of our nine directors are independent directors under applicable Nasdaq rules.

Under Rule 4350, a U.S. domestic issuer must solicit proxies and provide proxy statements for all meetings of shareholders. There are no such mandatory requirements under BVI laws. Our board of directors convened an annual meeting of shareholders on September 10, 2007. There were no specific items that our board of directors requested the shareholders to vote on. We did not provide proxy statements for the meeting.

D. Employees.

We had 511, 743 and 945 employees as of December 31, 2005, 2006 and 2007, respectively. We plan to hire additional employees as we expand. Substantially all of our employees are located in China. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2007:

Areas of Operations	Number of Employees	Percentage of Total
Research and Development	142	15.03%
Sales and Marketing	360	38.10%
Production	255	26.98%
Quality Control	12	1.27%
Others	176	18.62%
Total	945	100.00%

From time to time, we also employ part-time employees, including independent contractors to support our research and development and production activities, and other temporary employees. During the fiscal year ended December 31, 2007, we had an aggregate of 46 temporary employees.

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

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E. Share ownership.

     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2007, by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned (*)
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han Chairman of the Board and Co-Chief Executive Officer(1) (2)	3,379,400	14.4%
Yasheng Yang Vice Chairman of the Board and Director(1) (3)	1,946,550	8.3%
Liang Yuan Co-Chief Executive Officer, President and Director(1) (4)	3,336,400	14.2%
Kerry S. Propper Director(5)	157,042	0.67%
Steven Urbach Director(6)	38,000	0.16%
Michael W. Trimble Director (7)	9,332	0.04%
Principal Shareholders:
Heartland Associates	2,691,990	11.47%
Royce and Associates	1,431,270	6.10%
Citadel (8)	2,605,203 (9)	9.99% (9)

* Beneficial ownership and percentage is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing PRC 102206.

(2)
The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares.

(3)
The shares reported in the above table are held by Mr. Yang through a personal holding company, Leekdon Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Mr. Yang will have voting and dispositive authority over all the shares.

(4)
The shares reported in the above table are held by Mr. Yuan through a personal holding company, Bonasmart Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Mr. Yuan will have voting and dispositive authority over all the shares.

(5)	The business address of Mr. Propper is 59 Horatio Street New York, New York 10014.

(6)	The business address of Mr. Urbach is 17 State Street, Suite 1600, New York, NY 10004.

(7)	The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131.

(8)
According to a Schedule 13G filed by Citadel with the SEC on February 13, 2008, Citadel is a subsidiary of Citadel Holdings Ltd., a Cayman Islands company, or CH, which in turn is a subsidiary of Citadel Kensington Global Strategies Fund Ltd., a Bermuda company, or CKGSF. According to that Schedule 13G, none of CKGSF or CH has any control over the voting or disposition of securities held by Citadel. The address of Citadel is c/o Citadel Investment Group, L.L.C., 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

(9)
According to the Schedule 13G filed by Citadel with the SEC on February 13, 2008, as of December 31, 2007, Citadel beneficially owned $40,000,000 in principal amount of the notes, collectively convertible into 3,478,260 ordinary shares at the current conversion price. Notwithstanding the foregoing, the number of shares beneficially owned by Citadel was equal to 2,605,203, or 9.99% of our issued and outstanding ordinary shares because, as set forth in the Investor Rights Agreement, dated July 25, 2007 between us, certain of our shareholders and Citadel, Citadel is not entitled to convert any portion of the notes for any number of our ordinary shares that, upon giving effect to such conversion, would cause the aggregate number of our ordinary shares owned by Citadel and its affiliates to exceed 9.99% of our outstanding ordinary shares immediately after giving effect to such conversion.

None of the above shareholders have voting rights that differ from the voting rights of other shareholders. For information regarding stock options granted to them and other employees, see Item 6.B above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B. Related party transactions.

Stock Consignment Agreements

In order to comply with PRC regulations, we operate our business in China through our PRC Operating companies. We have entered into stock consignment agreements with our PRC Operating Companies other than Origin Biotechnology. The following is a summary of the material provisions of these agreements, which are also discussed under Item 4.C of this Annual Report.

The stock consignment agreements give State Harvest control over the shares of the three PRC Operating Companies. The agreements give State Harvest the right to manage in all respects the shares held in title by the shareholders, including all shareholder rights to call meetings of shareholders, to submit shareholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a shareholder in respect of the consigned shares. More specifically, the consignment agreements give State Harvest the right to select, replace and increase the number of the directors, supervisors and recommend new director and supervisor persons, and to exercise management rights, controlling rights and decision-making power over the shares of the PRC Operating Companies. The shareholders agreed not to interfere with State Harvest’s exercise of its rights and to cooperate fully and promptly to permit State Harvest to exercise its authority over the consigned shares. This includes all limitations on the ability of each consignee to transfer or dispose of the shares other than to State Harvest, give guarantees using the shares, consign the shares to another, alter their ownership proportions in any way, dispose of any rights in the ownership of the shares, agree to any debt, waive rights or restructure the shares. State Harvest has the right to take all action in respect of the consigned shares to avoid any damage or infringement of its rights, including in the event of the consigning shareholder’s bankruptcy. State Harvest, under the consignment agreements, has all rights in the consigned shares, including rights to profits, interest, dividends, bonuses and residual assets. If in the future any stock subject to the consignment agreements can be legally transferred to State Harvest, then without further action or payment by State Harvest, it shall be transferred to State Harvest in whole or in part for no additional consideration to the consigning shareholder. The term of each consignment agreement is initially three years, but is automatically renewed indefinitely until both consigners and the consignee agree to terminate. For more information about the stock consignment agreements, See Item 8.01 “Other Events” of our Form 8-K filed with the Securities and Exchange Commission on August 8, 2005.

Technical Service Agreements

As part of the reorganization of our PRC Operating Companies, all of the intellectual property rights of Beijing Origin, Changchun Origin and Henan Origin have been and will continue to be transferred to Origin Biotechnology pursuant to technology service agreements dated December 25, 2004. The purpose of this was to permit the better management and licensing of the intellectual property that the three assignors have developed. Under the technology agreements, Origin Biotechnology will provide technical research and production and distribution services for the seeds produced by the group. These services will include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The initial term is for three years, but the agreements are automatically renewed unless both parties agree to a termination. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds. Generally, the fees will be as follows: RMB1.2 Yuan per kilogram of corn sold by the party receiving the technical services; RMB6 Yuan per kilogram of rice sold by the party receiving the technical service and RMB12 Yuan per kilogram of cotton sold by the party receiving the technical services. The fees are to be confirmed and paid at the end of each growing season. The service agreements have been changed in late 2007 and now only charged fees on the sales related to the seed rights owned by Biotech.

Corn Originator Agreement

Beijing Origin entered into this agreement with Trimble Genetics International LLC, or Trimble Genetics, a plant genetics research company. Michael W. Trimble, one of our directors, is the founder and president of Trimble Genetics and currently owns 100% of its equity interest. Under this agreement, Beijing Origin hires Trimble Genetics as its agent to test, promote, license and collect research fees on hybrids involving inbred lines of corn developed by Beijing Origin. Trimble Genetics retains fifty percent of such research fees and pays the remaining fifty percent to Beijing Origin. This agreement is immaterial in amount or significance. Up to the date of this Annual Report, we have not made any payment or incurred any payment liability to Trimble Genetics under this agreement.

Corn Inbred License Agreement

Beijing Origin entered into this agreement with Trimble Genetics on August 26, 2002. Under this agreement Trimble Genetics grants a non-exclusive license to Beijing Origin to use, maintain or increase certain corn inbred lines, or inbreds. Beijing Origin may, subject to express prior written approval of Trimble Genetics, allow any person or entity to use, maintain or increase the inbreds. Beijing Origin agrees to pay Trimble Genetics annual research fees on or before August 31. Research fees payable under this agreement for each inbred is based on a percentage of the full retail price. This agreement is immaterial in amount or significance. Up to the date of this Annual Report, we have not made any payment or incurred any payment liability to Trimble Genetics under this agreement. Beijing Origin and Trimble Genetics approved an addendum on February 24, 2003 in connection with the provision of sweet corn inbreds and hybrids by Trimble Genetics to Beijing Origin for production and marketing in China. And Origin paid Trimble Genetics RMB23, 933 (US$ 3,193) for the research of the license seeds from August 1, 2006 to July 31, 2007.

Corn Inbred and Hybrid Transfer and Use Agreement

Beijing Origin entered into this agreement with Trimble Genetics on September 6, 2002. Under this agreement, Trimble Genetics provides corn inbreds and hybrids to Beijing Origin for experimental testing purposes. The agreement applies to all corn inbreds and hybrids transferred from Trimble Genetics to Beijing Origin previously, currently or in the future. If a hybrid from the testing proves to be marketable, the parties will negotiate a license agreement. If for any reason, it is not possible to conclude a license agreement, Beijing Origin agrees to return all remnant inbred seed and to destroy any inbreds or hybrids that may have originated from the material provided by Trimble Genetics. This agreement is immaterial in amount or significance. Up to the date of this Annual Report, we have not made any payment or incurred any payment liability to Trimble Genetics under this agreement.

New Corn Seed Liyu 35 Joint Development Agreement

Beijing Origin entered into three Joint Development agreements with Liyu on March 30, 2006 to jointly develop a new hybrid cord seed, Liyu 35. The proprietary right to the seed developed under this agreement belongs to Liyu but Beijing Origin has exclusive production and marketing rights to this variety of seed. The agreement has no fixed term or termination date, but the agreement automatically terminates if the seeds produced by Beijing Origin are less than 3 million kilograms for three consecutive years, subject to limited exceptions. The fees payable by Beijing Origin represent a percentage of revenues from the sale of the varieties and plus a flat fee.

Joint Development Agreements

Beijing Origin is a party to three joint development agreements with Corn Research Institute of Li County in Hebei Province, China, to develop new hybrid corn seeds. Corn Research Institute of Li County was incorporated as Liyu on May 2004, of which a 30% equity interest was owned by Yang Yasheng, one of our major shareholders and directors. Yang Yasheng transferred his 30% interest to Beijing Origin on September 2004. On March 11, 2004, Corn Research Institute of Li County, Liyu and Beijing Origin entered into an agreement pursuant to which all the rights and obligations of Corn Research Institute of Li County under the three joint development agreements were assumed by Liyu after the dissolution of Corn Research Institute of Li County. In accordance with these joint development agreements, the parties agreed to jointly develop six varieties of new corn hybrid seeds, Liyu 26, Liyu 16, Liyu 6, Liyu 15, Li 168, and Li yu35. The proprietary rights to the varieties of seeds developed under these agreements belongs to Corn Research Institute of Li County, now Liyu but Beijing Origin has exclusive right to production and marketing of these seeds. The fees payable by Beijing Origin represent a percentage of revenues from the sale of the varieties, and plus a flat fee with respect to Liyu 26 and Liyu 16. The agreements have no fixed term or termination date. The agreements may be terminated for breach by either party. We may terminate the agreements at any time, in effect, by not producing seeds, without penalty. The amount of fees paid to Liyu under these agreements were $1.08 million, $1.49 million, $0.55million and $0.77 million for the years ended December 31, 2004, and 2005, for the nine months ended September 30, 2006 and for the year ended September 30, 2007, respectively.

Technology Transfer Agreement

Beijing Origin, or its predecessor, entered into this agreement with Henan Agriculture University in 1998. Henan Agriculture University currently owns a 2.04% equity interest in Beijing Origin. Under this agreement, the proprietary right to the new variety of seed, Yuyu 22, belongs to Henan Agriculture University. Beijing Origin has the right to propagate, produce and sell the new corn variety. The fee payable under this agreement is RMB20 per mu (unit of area equivalent to 0.164 of an acre) of seed production area per year. There is no fixed term or termination date of this agreement. And Origin had paid RMB19,520, nil and RMB212,240 for the use right of Yuyu 22 for the year ended December 31, 2005, the nine months ended September 30, 2006 and the year ended September 30, 2007.

Amounts due from and to minority shareholders of Denong

As of September 30, 2007, amounts due to minority shareholders of Denong are RMB7.40 million (US$ 0.99 million). The amounts represent temporary fund by four minority shareholders of Denong and are payable on demand with no interest.

Loan Agreement

In January 2006, Beijing Origin entered into a loan agreement with certain shareholders of Jilin Changrong. Under this agreement, Beijing Origin provided a loan of RMB6.5 million (US$ 0.82 million) to these shareholders of Jilin Changrong to set up Jilin Changrong. The loan will be repaid within 3 years with an interest rate which will be equivalent to the bank interest rate on the date of repayment, and the interest income of Origin on the loan was RMB825,213 (US$110,134) for the year ended September 30, 2007.

Voting Agreement

In November 2005, Origin entered into a voting agreement with Dr. Han Gengchen and Messrs. Yang Yasheng and Yuan Liang, or the Shareholders, each of whom is one of our directors and executive officers. Pursuant to this voting agreement, the Shareholders agree to vote in favor of the following items:

(A) the election to Origin’s board of directors of the following two individuals: (i) Kerry Propper; and (ii) one nominee designated by Mr. Propper; and

(B) in the event that any of the persons nominated as described above is unable or unwilling to serve as a director, Mr. Propper has the right to designate the alternative or successor nominee.

This voting agreement will remain in effect until the third anniversary of the acquisition of State Harvest by Origin on November 8, 2005, at which time it terminates automatically.

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this Annual Report. See Item 18 “Financial Statements.”

Legal Proceedings

On December 30, 2000, Lin Ze Xian Origin Seed Technology Development Co., Ltd., or Lin Ze Origin, entered into a guarantee agreement with Agriculture Bank of China Lin Ze Branch to guarantee a loan extended by Agriculture Bank of China Lin Ze Branch to Lin Ze Xian Seed Company. Lin Ze Origin subsequently merged into Beijing Origin, which assumed the rights and obligations of Lin Ze Origin by operation of law under the guarantee agreement. Upon the borrower Lin Ze Xian Seed Company’s announcement of bankruptcy, we were required to repay the outstanding loan. On December 28, 2001, we were ordered by the Lin Ze Xian People’s Court to pay approximately RMB2, 872,000 (US$383,301) to Agricultural Bank of China Lin Ze Branch in fulfillment of the guarantee obligation. The civil judgment of the Zhangyi Intermediate People’s Court suspended this decision pending final outcome of Lin Ze Xian Seed Company’s bankruptcy hearings. On March 19, 2007, the civil judgment of the Zhangye Intermediate People’s Court made a final decision that Lin Ze Xian Seed Company shall pay RMB244,767.29 (US$32,667) to Agricultural Bank of China Lin Ze Branch, and Beijing Origin shall be jointly and severally liable to pay the money in fulfillment of the guarantee obligation.

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

Our board of directors may by resolution authorize payment of dividends if the directors are satisfied, on reasonable grounds, that Origin will, immediately after the distribution of dividends, satisfy the solvency test as stipulated in Section 56 of the BVI Business Companies Act and any of our applicable contractual obligations. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

B. Significant changes.

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offering and listing details.

The common stock, warrants and units of Chardan, our predecessor, were quoted on the Over the Counter Bulletin Board, or OTCBB, under the symbols of CAQC, CAQCW and CAQCU, respectively. Chardan’s units commenced public trading on March 22, 2004, and its common stock and warrants commenced public trading on March 29, 2004. On November 8, 2005, Chardan merged with and into Origin for the purpose of redomestication out of the United States, as described above under “History and development of the company” of Item 4 A. On November 8, 2005, Origin’s ordinary shares were approved to be listed on the then Nasdaq National Market under the ticker symbol of SEED. As of January 9, 2006, approximately 8,041,000 of the 8,050,000 warrants that were then issued and outstanding were exercised at a price of $5.00 per warrant. Holders of the few remaining warrants that were not exercised were paid $.01 per warrant and the warrants were extinguished. On June 26, 2007, Origin’s ordinary shares were approved for listing on the NASDAQ Global Select Market, where they continue to trade under the SEED ticker symbol.

The following table provides the high and low trading prices for Origin’s common stock, and historical prices for the common stock, warrants and units of Chardan for the periods indicated below.

	The OTCBB Price per Common Stock		The OTCBB Price per Warrant		The OTCBB Price per Unit		Nasdaq (2) Price per Share

	High	Low	High	Low	High	Low	High	Low
Annual Market Prices
Year 2004 (from March 22, 2004)	6.65	4.65	1.90	0.61	6.95	5.70	N/A	N/A
Year 2005 (until November 8, 2005)	10.38	6.20	5.06	1.60	20.20	9.30	N/A	N/A
Year 2005 (from November 8, 2005)	N/A	N/A	N/A	N/A	N/A	N/A	13.80	8.75
Transition period from January 1, 2006 through September 30, 2006)(1)	N/A	N/A	N/A	N/A	N/A	N/A	18.35	9.31
Year 2007 (until September 30, 2007)

Quarterly Market Prices
First Quarter 2004	N/A	N/A	N/A	N/A	6.25	5.99	N/A	N/A
Second Quarter 2004	5.00	4.65	1.05	0.64	6.95	6.03	N/A	N/A
Third Quarter 2004	4.94	4.75	0.85	0.61	6.80	5.70	N/A	N/A
Fourth Quarter 2004	6.65	4.85	2.03	0.62	10.60	6.00	N/A	N/A
First Quarter 2005	8.20	6.10	3.21	1.60	14.35	9.30	N/A	N/A
Second Quarter 2005	9.10	7.30	3.35	2.00	15.50	12.25	N/A	N/A
Third Quarter 2005	9.74	7.85	8.60	3.75	30.00	14.86	N/A	N/A
Fourth Quarter 2005	N/A	N/A	N/A	N/A	N/A	N/A	13.80	8.75
First Quarter 2006	N/A	N/A	N/A	N/A	N/A	N/A	18.35	11.48
Second Quarter 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.74	12.18
Third Quarter 2006	N/A	N/A	N/A	N/A	N/A	N/A	14.54	9.31
First Quarter 2007 ended December 31, 2006	N/A	N/A	N/A	N/A	N/A	N/A	15.12	10.15
Second Quarter 2007 ended March 31, 2007	N/A	N/A	N/A	N/A	N/A	N/A	11.88	7.13
Third Quarter 2007 ended June 30, 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.25	7.55
Fourth Quarter 2007 ended September 30, 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.95	6.54
First Quarter 2008 ended December 31, 2007

Monthly Market Prices
January 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.70	11.48
February 2006	N/A	N/A	N/A	N/A	N/A	N/A	18.35	15.35
March 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.50	14.94
April 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.74	16.10
May 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.36	13.16
June 2006	N/A	N/A	N/A	N/A	N/A	N/A	15.00	12.18
July 2006	N/A	N/A	N/A	N/A	N/A	N/A	14.54	9.40
August 2006	N/A	N/A	N/A	N/A	N/A	N/A	12.00	9.31
September 2006	N/A	N/A	N/A	N/A	N/A	N/A	12.46	10.57
October 2006	N/A	N/A	N/A	N/A	N/A	N/A	11.99	10.69
November 2006	N/A	N/A	N/A	N/A	N/A	N/A	15.12	10.57
December 2006	N/A	N/A	N/A	N/A	N/A	N/A	12.85	10.15
January 2007	N/A	N/A	N/A	N/A	N/A	N/A	11.88	8.61
February 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.24	7.25
March 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.47	7.13
April 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.25	8.55
May 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.09	7.55
June 2007	N/A	N/A	N/A	N/A	N/A	N/A	8.65	7.74
July 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.95	8.05
August 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.04	7.75
September 2007	N/A	N/A	N/A	N/A	N/A	N/A	8.34	6.54
October 2007	N/A	N/A	N/A	N/A	N/A	N/A	14.99	7.25
November 2007	N/A	N/A	N/A	N/A	N/A	N/A	8.95	5.23
December 2007	N/A	N/A	N/A	N/A	N/A	N/A	7.95	5.49
January 2008	N/A	N/A	N/A	N/A	N/A	N/A	12.09	6.24

(1) During this transition period, we changed our fiscal year end to September 30.

(2) From November 8, 2005 to June 25, 2007, our ordinary shares were traded on the Nasdaq Global Market. Since June 26, 2007, our ordinary shares have been traded on the NASDAQ Global Select Market.

B. Plan of distribution.

Not applicable.

C. Markets.

See Item 9.A above.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

We incorporate by reference into this Annual Report the description of our amended and restated memorandum and articles of association contained in our 20-F annual report, as amended, initially filed with the Commission on July 14, 2006.

C. Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company,” Item 7, “Major Shareholders and Related Party Transactions,” filed (or incorporated by reference) as exhibits to this Annual Report or otherwise described or referenced in this Annual Report.

D. Exchange controls.

British Virgin Islands

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary or preferred shares or on the conduct of our operations in the BVI, where we are incorporated. There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary or preferred shares. BVI law and our amended and restated memorandum and articles of association impose no material limitations on the right of non-residents or foreign owners to hold or vote our ordinary or preferred shares.

China

China’s government imposes control over the convertibility of Renminbi into foreign currencies. Under the current unified floating exchange rate system, the China Foreign Exchange Transaction Center, authorized by the People’s Bank of China, publishes a daily exchange rate for Renminbi, or the PBOC Exchange Rate, based on the weighted average of quotations from all the market makers in the inter-bank foreign exchange market before open quotation. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible upon the proper production of qualified commercial vouchers or legal documents as required by the Regulations. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China upon the proper production of, inter alia, the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, and security investment, is still subject to the approval of SAFE, or any authorized local branches, or the Branches, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision as Article 5 which provides that the State shall not impose restrictions on recurring international payments and transfers under current accounts.

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

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises upon fulfilling specified conditions and which are subject to review and renewal by SAFE or its Branches on an annual basis) or with the foreign exchange sales notices from SAFE (which are obtained on a transaction-by-transaction basis), FIEs may open foreign exchange bank accounts (the advance examination and approval for the opening of foreign exchange current accounts has been cancelled according to the Notice of SAFE on Adjusting Policies Concerning the Administration of Foreign Exchange Current Accounts, which came into effect on May 1, 2006) and enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

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

British Virgin Islands Taxation

The British Virgin Islands, or BVI, does not impose a withholding tax on dividends paid by us to holders of our ordinary or preferred shares, nor does the BVI levy any capital gains or income taxes on us.

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

U.S. Holders

Dividends on ordinary shares

We do not anticipate paying dividends on our ordinary shares or indirectly on our ordinary shares in the foreseeable future. See “Dividend policy.”

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ordinary shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ordinary shares for a sufficient period of time, dividend distributions on our ordinary shares will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ordinary shares continue to be readily tradable on the NASDAQ Global Select Market and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

Passive Foreign Investment Company

If we were a PFIC, in any taxable year in which you hold our ordinary shares, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

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

We believe that we were not a PFIC for the taxable year 2007. However, there can be no assurance that we will not be a PFIC for the taxable year 2008 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2008 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ordinary shares provided our ordinary shares are “marketable.” Our ordinary shares will be “marketable” as long as they remain regularly traded on the NASDAQ Global Select Market. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ordinary shares would be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares. Separately, if we were a PFIC in any year, you would be able to avoid the “excess distribution” rules by making a timely election to treat us as a so-called “Qualified Electing Fund”, or QEF. You would then generally be required to include in gross income for any taxable year (1) as ordinary income, your pro rata share of our ordinary earnings for the taxable year, and (2) as long-term capital gain, your pro rata share of our net capital gain for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a QEF election and you will, therefore, not be able to make or maintain such an election with respect to your ordinary shares.

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

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We have filed this Annual Report on Form 20-F with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this Annual Report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 450 Fifth Street N.W. Washington D.C. 20549.

You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

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

We have recorded RMB1,203,197 (US$ 160,580) of foreign exchange losses in our net income for the twelve months ended September 30, 2007, due to the recent revaluation of the Renminbi against the U.S. dollar by the PRC government. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are fixed, as well as re-evaluate its decades-old policy of using a fixed-rate regime to govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.9%, 1.8%, 1.3% and 4.6% in 2004 and 2005, the nine months ended September 30, 2006 and the fiscal year ended September 30, 2007, respectively. Sustained or increased inflation in China may have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially changed during the period covered by this Annual Report.

In July 2007, we entered into a Notes Purchase Agreement with Citadel. For more information and a description of the Notes issued in that transaction, please see Item 4.A “Information on the Company — History and development of the company.”

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures: As of September 30, 2007 (the “Evaluation Date“), the Company conducted an evaluation (under the supervision and with the participation of the Company’s management, including the Co-Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act“), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. As the Company’s personnel did not possess the knowledge in the application of derivative accounting in accordance with Financial Accounting Standard 133-Accounting for Derivative Instruments and Hedging Activities. The management concluded that Company did not maintain an effective control environment with respect to the accounting for derivative as at September 30, 2007. As a result, this control deficiency resulted in a material adjustment in the Company’s annual consolidated financial statements. Based upon this evaluation, the Company’s Co-Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective.

(b) Report of Origin’s Management on Internal Control over Financial Reporting: Origin’s Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting as of September 30, 2007. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not provide or detect misstatements and can only provide reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2007. In making this assessment, it used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, management has identified one material weakness in the Company’s internal control over financial statement closing process, which is further described below.

The Company’s personnel did not possess the knowledge in the application of derivative accounting in accordance with Financial Accounting Standard 133-Accounting for Derivative Instruments and Hedging Activities. The management concluded that Company did not maintain an effective control environment with respect to the accounting for derivative as at September 30, 2007. As a result, this control deficiency resulted in a material adjustment in the Company’s annual consolidated financial statements.

Based upon this evaluation, the management concluded that the Company’s internal control over financial reporting were ineffective. We are planning for the complete remediation of the above issue in 2008 by seeking people with expertise in this aspect.

Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls over Jilin Changrong, which was acquire on April 11, 2007, and which is included in the consolidated balance sheets of Origin as of September 30, 2007, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for the year ended September 30, 2007. Changrong constituted 4% and 12 % of total assets and net assets, respectively, as of September 30, 2007, and 28% and (8%) of revenues and net loss, for the year ended September 30, 2007. Management did not assess the effectiveness of internal control over financial reporting of Changrong because of the acquisition, which was completed on April 11, 2007.

BDO McCabe Lo Limited, our independent registered public accounting firm, has issued an attestation report which is included in Item 18 of this Annual Report on Form 20-F.

(c) Changes in internal control over financial reporting: There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The board of directors believes that Remo Richli, a member of our Audit Committee, meets the criteria for an “audit committee financial expert” as established by the SEC and is an independent director.

Mr.  Richli will not be deemed an “expert” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Richli as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of our Audit Committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Richli as an audit committee financial expert does not affect the duties, obligations or liability of any other member of our Audit Committee or board of directors and Mr. Richli is independent.

ITEM 16B. CODE OF ETHICS.

On January 18, 2007, our board of directors adopted a code of ethics for senior executive and financial officers, including our co-chief executive officers and our principal financial officer (i) to promote the honest and ethical conduct of our senior executive and financial officers, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed with or submitted to the SEC and in other public communications by us; (iii) to promote compliance with all applicable laws, rules and regulations that apply to us and our senior executive and financial officers; (iv) to deter wrongdoing; and (v) to promote prompt internal reporting of breaches of, and accountability for adherence to, this code. A copy of the code of ethics is filed as an exhibit to this Annual Report.

On January 18, 2007, our board of directors also adopted a code of conduct for our employees, including directors and officers. The purpose of this code of conduct is to provide a summary of certain of our key policies and procedures and to help ensure lawful and ethical conduct. A copy of the code of conduct is filed as an exhibit to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a) Audit Fees.

The aggregate fees billed for the nine months ended September 30, 2006 for professional services rendered by BDO McCabe Lo Limited for the review of the financial statements of the six months ended June 30, 2006 and for the audit of the financial statements of the nine months ended September 30, 2006 of Origin Agritech Limited were $0.38 million. And the audit fees billed for the year ended September 30, 2007 for professional services rendered by BDO McCabe Lo Limited for the performance the audit of internal control system and the financial statements of the year ended September 30, 2007 of Origin Agritech Limited were $0. 73 million.

(b) Audit - Related Fees

The aggregate fees billed for the year ended September 30, 2007 for professional services rendered by BDO McCabe Lo Limited for the performance of agree-upon procedures for the quarterly financial statements during the year ended September 30, 2007 were $0.11 million.

(c) Tax Fees

We did not enter into any engagement in 2004, 2005, 2006 or 2007 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d) All Other Fees

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for 2004, 2005, 2006, and the fiscal year ended September 30, 2007.

(e) Audit Committee Pre-Approval Policies and Procedures.

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit).

(f) Not applicable.

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

2.2	Indenture, dated July 25, 2007, between Origin, State Harvest and The Bank of New York

2.3	Registration Rights Agreement, dated July 25, 2007, between Origin, State Harvest and Citadel

2.4	Amendment of Registration Rights Agreement

2.5	Second Amendment of Registration Rights Agreement

2.6	Third Amendment of Registration Rights Agreement

2.7	Investor Rights Agreement, dated July 25, 2007, between Origin, certain major shareholders of Origin and Citadel

2.8	Notes Purchase Agreement, dated July 25, 2007, between Origin and Citadel

4.1
2005 Performance Equity Plan (Incorporated by reference to Annex D of the proxy statement/prospectus included in our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 27, 2005)

4.2
Form of Employee Share Option Agreement of Origin Agritech Limited (Incorporated by reference to Exhibit 4.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

4.3
Technical Service Agreement between Origin Biotechnology and Beijing Origin (Incorporated by reference to Exhibit 10.14 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.4
Technical Service Agreement between Origin Biotechnology and Henan Origin (Incorporated by reference to Exhibit 10.15 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.5
Technical Service Agreement between Origin Biotechnology and Changchun Origin (Incorporated by reference to Exhibit 10.16 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.6
Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.17 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.7
Employment Agreement between Origin and Dr. Han Gengchen (Incorporated by reference to Exhibit 10.20 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on July 7, 2005).

4.8
Employment Agreement between Origin and Mr. Yang Yasheng (Incorporated by reference to Exhibit 10.21 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on July 7, 2005)

4.9
Employment Agreement between Origin and Mr. Yuan Liang (Incorporated by reference to Exhibit 10.22 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on July 7, 2005)

4.10
Form of Voting Agreement among Origin and Dr. Han and Messrs. Yang and Yuan (Incorporated by reference to Exhibit 10.24 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on July 7, 2005)

4.11
Form Corn Seed Production Booking Contract (Incorporated by reference to Exhibit 10.26 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.12
Technology Transfer Agreement between Henan Agriculture University and Beijing Origin (YuYu22) (Incorporated by reference to Exhibit 10.27 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.13
Joint Development agreement with Corn Research Institute of Li County (1st Agreement) (Incorporated by reference to Exhibit 10.28 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.14
Joint Development Agreement with Corn Research Institute of Li County (2nd Agreement) (Incorporated by reference to Exhibit 10.29 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005)

4.15
Joint Development Agreement with Hubei Province Shiyan Agricultural Sciences Institute (EYu10) (Incorporated by reference to Exhibit 10.30 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005)

4.16
Form Equity Transfer Agreement between Beijing Origin and shareholders of Denong Zhengcheng Seed Co., Ltd. pursuant to which Beijing Origin acquired 52.21% equity interest in Denong Zhengcheng Seed Co., Ltd. dated as of January 16, 2006 (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

4.17
Equity Transfer Agreement between Beijing Origin and Jilin Academy of Agriculture Science dated as of December 6, 2005 (Incorporated by reference to Exhibit 4.17 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

4.18
Equity Transfer Agreement between Beijing Origin and China National Center for Biotechnology Development dated as of December 28, 2004 (Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006)

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

4.27
Corn Hybrid Seed Production Booking Contract Dated April 4, 2006 between Beijing Origin and Jilin Changrong (Incorporated by reference to Exhibit 4.26 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007)

4.28
Share Transfer Agreement and Supplementary Agreement Dated June 13, 2006 between Beijing Origin and China M&A Management Holdings, Inc. (Incorporated by reference to Exhibit 4.28 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007)

4.29
Renminbi Capital Loan Contract Dated July 24, 2006 between Beijing Origin and China Construction Bank Corporation Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.29 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007)

4.30
Mortgage Contract Dated July 18, 2006 between Beijing Origin and China Construction Bank Corporation Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.30 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007)

4.31
Loan Contract Dated September 14, 2006 between Beijing Origin and Bank of Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.31 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007)

4.32
Loan Contract Dated February 13, 2006 between Denong and Deyang City Commercial Bank (Incorporated by reference to Exhibit 4.32 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007)

4.33
Loan Agreement Dated January 19, 2006 and Supplementary Agreement Dated November 9, 2006 between Beijing Origin and Individuals (Incorporated by reference to Exhibit 4.33 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007)

4.34	Form of Incentive Stock Option Agreement

4.35	Form of Nonqualified Share Option Agreement

4.36
Form Share Transfer Agreement between Beijing Origin and shareholders of Jilin Changrong High-tech Seed Limited pursuant to which Beijing Origin acquired 9.18% equity interest in Jilin Changrong Hi-tech Seed Limited

4.37	Share Transfer Agreement Dated December 25, 2006 between Beijing Origin and Yanjun Song, one of Denong’s shareholder

4.38	Renminbi Capital Loan Contract Dated July 6, 2007 between Beijing Origin Seed Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch

4.39	Mortgage Contract Dated July 6, 2007 between Changchun Origin Seed Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch

4.40	Renminbi Capital Loan Contract Dated July 25, 2007 between Beijing Origin Seed Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch

4.41	Guarantee Contract Dated July 25, 2007 between Beijing Origin State Harvest Biotechnology Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch

4.42	Renminbi Capital Loan Contract Dated September 29, 2007 between Beijing Origin Seed Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch

4.43	Guarantee Contract Dated September 29, 2007 between Beijing Origin State Harvest Biotechnology Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch

4.44	Renminbi Capital Loan Contract Dated November 18, 2007 between Beijing Origin Seed Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch

4.45	Mortgage Contract Dated November 18, 2007 between Beijing Origin Seed Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch

4.46	Renminbi Capital Loan Contract Dated November 13, 2007 between Beijing Origin Seed Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch

4.47	Guarantee Contract Dated November 13, 2007 between Beijing Origin State Harvest Biotechnology Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch

4.48	Renminbi Capital Loan Contract Dated November 13, 2007 between Beijing Origin State Harvest Biotechnology Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch

8.1	Updated List of subsidiaries

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007)

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007)

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Touche Tohmatsu CPA Ltd. to incorporation of its report on the Registrant's consolidated financial statements into Registrant's Registration Statements on Form S-8

15.2	Consent of BDO McCabe Lo Limited to incorporation of its report on the Registrant's consolidated financial statements into Registrant's Registration Statements on Form S-8

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: February 27, 2008	ORIGIN AGRITECH LIMITED
/s/ Liang Yuan
	Name:	Liang Yuan
	Title:	Co-Chief Executive Officer

ORIGIN AGRITECH LIMITED

Reports of Independent Registered Public Accounting Firms Consolidated Financial Statements

For the year ended December 31, 2005, nine months ended September 30, 2006 and year ended September 30, 2007

ORIGIN AGRITECH LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	F−1

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2006
AND 2007	F−4

CONSOLIDATED STATEMENTS OF OPERATIONS FOR
THE YEAR ENDED DECEMBER 31, 2005,
THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND
THE YEAR ENDED SEPTEMBER 30, 2007	F−5

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME FOR THE YEAR ENDED
DECEMBER 31, 2005, THE NINE MONTHS ENDED
SEPTEMBER 30, 2006 AND THE YEAR ENDED SEPTEMBER 30, 2007	F−6

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THE YEAR ENDED DECEMBER 31, 2005,
THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND
THE YEAR ENDED SEPTEMBER 30, 2007	F−7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F−9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ORIGIN AGRITECH LIMITED

We have audited the accompanying consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows of Origin Agritech Limited and its subsidiaries and variable interest entities (the "Company") for the year ended December 31, 2005, all expressed in Renminbi. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated statements of operations and cash flows of Origin Agritech Limited and its subsidiaries and variable interest entities for the nine months ended September 30, 2005 were not audited by us and, accordingly, we do not express an opinion on them.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People's Republic of China
July 14, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ORIGIN AGRITECH LIMITED

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities (the "Company") as of September 30, 2006 and 2007 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the nine months ended September 30, 2006 and the year ended September 30, 2007, all expressed in Renminbi. We have also audited the Company’s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we consider necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in the management’s assessment.

•
The Company did not maintain an effective control and management oversight process to ensure complex accounting transactions are researched and recorded in accordance with Financial Accounting Standard 133 - Accounting for Derivative Instruments and Hedging Activities. The Company’s personnel did not possess the knowledge in the application of derivative accounting. This control deficiency resulted in a material adjustment to the consolidated financial statements.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Jilin Changrong High-Tech Seed Company Limited, which was acquired on April 11, 2007, and which is included in the consolidated balance sheets of the Company as of September 30, 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the year then ended. Jilin Changrong High-Tech Seed Company Limited constituted 4% and 12% of total assets and net assets, respectively, as of September 30, 2007, and 28% and (8%) of revenues and net loss, respectively, for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of Jilin Changrong High-Tech Seed Company Limited because of the timing of the acquisition, which was completed on April 11, 2007. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Jilin Changrong High-Tech Seed Company Limited.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2006 and 2007 and the result of its operations and its cash flows for the nine months ended September 30, 2006 and the year ended September 30, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, because of the effect of the material weakness described above, the Company did not maintain effective internal control over financial reporting as of September 30, 2007, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.

BDO McCabe Lo Limited
Hong Kong, February 27, 2008

CONSOLIDATED BALANCE SHEETS
(In thousands, except number of share and per share data)

	September 30,
	2006	2007	2007
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	140,953	162,314	21,663
Debt securities (note 3)	146,816	133,968	17,880
Accounts receivable, less allowances for doubtful amounts RMB1,388 and RMB1,876 as of September 30, 2006 and 2007, respectively	12,467	2,750	367
Due from related parties (note 4)	6,868	7,384	986
Advances to suppliers (note 5)	3,559	1,029	137
Advances to growers	49,250	24,452	3,263
Inventories (note 6)	343,575	449,207	59,952
Income tax recoverable (note 19)	2,186	1,760	235
Prepaid expenses and other current assets (note 7)	12,766	11,459	1,529

Total current assets	718,440	794,323	106,012
Land use rights, net (note 8)	16,923	21,554	2,877
Plant and equipment, net (note 9)	125,425	143,043	19,091
Equity investments (note 10)	38,888	58,882	7,858
Goodwill (note 1)	10,900	16,665	2,224
Due from related parties (note 4)	6,500	7,325	978
Acquired intangible assets, net (note 11)	29,878	43,057	5,746
Deferred income tax assets (note 19)	4,042	12,828	1,712
Other assets (note 12)	33,130	13,306	1,776

Total assets	984,126	1,110,983	148,274

Liabilities, minority interests and shareholders’ equity
Current liabilities:
Short-term borrowings (note 13)	253,000	268,400	35,821
Accounts payable	22,012	14,365	1,917
Due to growers	38,794	17,811	2,377
Due to related parties (note 4)	10,335	4,233	565
Advances from customers	76,143	82,187	10,970
Deferred revenues	24,101	23,238	3,101
Income tax payable	39,059	39,059	5,213
Other payables and accrued expenses (note 15)	46,187	50,054	6,680

Total current liabilities	509,631	499,347	66,644

Long-term borrowings (note 13)	1,880	1,880	251
Convertible notes, net of discount of RMB126,763 as of September 30, 2007 (note 14)	-	173,669	23,178
Embedded derivatives-redemption feature (note 14)	-	86,937	11,603
Other long-term liabilities (note 16)	1,000	3,458	461

Total liabilities	512,511	765,291	102,137
Minority interests	13,049	48,775	6,510
Commitments and contingencies (note 23)
Shareholders’ equity:
Preferred stock (no par value;1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,472,910 shares issued and outstanding as of September 30, 2006; 23,472,910 shares issued and 22,974,059 outstanding as of September 30, 2007)	-	-	-
Additional paid-in capital	340,810	377,324	50,359
Retained earnings (deficit)	121,796	(41,404)	(5,526)
Treasury stock at cost (498,851 shares) (note 18)	-	(29,377)	(3,921)
Accumulated other comprehensive loss	(4,040)	(9,626)	(1,285)

Total shareholders’ equity	458,566	296,917	39,627

Total liabilities, minority interests and shareholders’ equity	984,126	1,110,983	148,274

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except number of share and per share data)

	Year ended December 31,	Nine months ended September 30,		Year ended September 30,
	2005	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	US$
		(unaudited)

Revenues	207,291	208,380	522,999	489,379		65,313
Cost of revenues	(129,162)	(126,418)	(362,982)	(462,852)		(61,773)

Gross profit	78,129	81,962	160,017	26,527		3,540

Operating expenses:
Selling and marketing	(27,037)	(18,993)	(49,651)	(57,994)		(7,740)
General and administrative	(28,983)	(19,712)	(40,933)	(92,246)		(12,311)
Research and development	(6,977)	(5,963)	(13,144)	(28,441)		(3,796)

Total operating expenses	(62,997)	(44,668)	(103,728)	(178,681)		(23,847)

Other operating income	2,309	-	-	-		-

Income (loss) from operations	17,441	37,294	56,289	(152,154)		(20,307)
Interest expense	(1,829)	(1,443)	(5,005)	(21,697)		(2,896)
Share of earnings in equity investee companies	879	305	12,828	(669)		(89)
Interest income	886	421	8,783	10,942		1,460
Other income	300	62	2,893	1,312		175
Changes in the fair value of embedded derivatives	-	-	-	12,601		1,682

Income (loss) before income taxes and minority interests	17,677	36,639	75,788	(149,665)		(19,975)
Income tax expense (note 19)
Current	(1,313)	(1,563)	(1,428)	(8,737)		(1,166)
Deferred	(92)	358	1,061	8,786		1,173

Income tax expense	(1,405)	(1,205)	(367)	49		7

Income (loss) before minority interests	16,272	35,434	75,421	(149,616)		(19,968)
Minority interests	137	(510)	910	(13,584)		(1,813)

Net income (loss)	16,409	34,924	76,331	(163,200)		(21,781)

Net income (loss) per share - basic (note 20)	RMB1.52	RMB3.49	RMB3.25	RMB(7.01)	$	US(0.94)

Net income (loss) per share - diluted (note 20)	RMB1.46	RMB3.49	RMB3.03	RMB(7.01)	$	US(0.94)

Shares used in calculating basic net income (loss) per share	10,786,719	10,000,000	23,472,910	23,268,062		23,268,062

Shares used in calculating diluted net income (loss) per share	11,220,157	10,000,000	25,187,753	23,268,062		23,268,062

Cash dividend per share	RMB0.73	-	-	-		-

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In thousands, except number of share and per share data)

			Additional	Retained Earnings	Accumulated Other		Total
	Common stock		Paid-in	(Deficit)	Comprehensive	Treasury	Shareholders’	Comprehensive
	Shares	Amount	Capital	(note 22)	Loss	Stock	Equity	Income (Loss)
Balance as of January 1, 2005	10,000	83	100,000	36,893	-	-	136,976	-
Net income	-	-	-	16,409	-	-	16,409	16,409
Recapitalization in connection with the Share Exchange Transaction (note 1)	15,090,000	(83)	113,324	-	-	-	113,241	-
Issuance of common shares upon exercise of Warrants (note 21)	2,793,868	-	112,872	-	-	-	112,872	-
Issuance of common shares upon conversion of Unit Purchase Options (note 21)	309,325	-	-	-	-	-	-	-
Share-based compensation expense	-	-	774	-	-	-	774	-
Cumulative translation adjustment	-	-	-	-	(391)	-	(391)	(391)
Deemed distribution (note 1)	-	-	(80,877)	-	-	-	(80,877)	-
Cash dividend	-	-	-	(7,837)	-	-	(7,837)	-

Balance as of December 31, 2005	18,203,193	-	246,093	45,465	(391)	-	291,167
For the year ended December 31, 2005								16,018
Net income	-	-		76,331	-	-	76,331	76,331
Issuance of common shares upon exercise of Unit Purchase Options (note 21)	19,833	-	-	-	-	-	-	-
Issuance of common shares upon exercise of Warrants (note 21)	5,249,884	-	211,712	-	-	-	211,712	-
Share-based compensation expense	-	-	3,986	-	-	-	3,986	-
Cumulative translation adjustment	-	-		-	(3,649)		(3,649)	(3,649)
Deemed distribution (note 1)	-	-	(120,981)	-	-	-	(120,981)	-

Balance as of September 30, 2006	23,472,910	-	340,810	121,796	(4,040)	-	458,566
For the nine months ended September 30, 2006								72,682

Net loss	-	-	-	(163,200)	-	-	(163,200)	(163,200)
Issuance of convertible notes (Note 14)	-	-	31,230	-	-	-	31,230	-
Share-based compensation expense	-	-	5,284	-	-	-	5,284	-
Cumulative translation adjustment	-	-	-	-	(5,586)	-	(5,586)	(5,586)
Treasury stock (note 18)	(498,851)	-	-	-	-	(29,377)	(29,377)	-

Balance as of September 30, 2007	22,974,059	-	377,324	(41,404)	(9,626)	(29,377)	296,917
For the year ended September 30, 2007								(168,786)
In US$		-	50,359	(5,526)	(1,285)	(3,921)	39,627	(22,526)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,	Nine months ended September 30,		Year ended September 30,
	2005	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	US$
		(unaudited)
Operating activities:
Net income (loss)	16,409	34,924	76,331	(163,200)	(21,781)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,754	4,284	11,677	22,032	2,940
Loss (gain) on disposal of plant and equipment	(26)	347	146	851	114
Gain on disposal of acquired intangible assets	-	-	-	(104)	(14)
Gain on disposal of debt securities	-	-	(394)	(3,339)	(446)
Change in the fair value of embedded derivatives	-	-	-	(12,601)	(1,682)
Impairment on receivables	125	-	(116)	2,464	329
Inventory write down	1,685	3,522	4,194	77,244	10,309
Impairment on intangible assets	-	-	-	2,325	310
Interest capitalized in plant and equipment	(1,207)	-	-	-	-
Interest expense on convertible notes	-	-	-	4,127	551
Written-off of acquired research & development expenses	-	-	1,297	2,196	293
Minority interests	(137)	510	(910)	13,584	1,813
Share-based compensation expense	774	-	3,986	5,284	705
Share of earnings in equity investee companies	(879)	(305)	(12,828)	669	89
Changes in operating assets and liabilities:
Accounts receivable, net	-	-	(9,954)	8,323	1,111
Due from related parties	(2,588)	86	(754)	(516)	(69)
Advances to growers	-	(7,141)	(49,250)	28,354	3,784
Advances to suppliers	(36,982)	(7,620)	25,533	2,530	338
Inventories	(121,563)	94,012	215,400	(57,477)	(7,671)
Income tax recoverable	4,166	6,196	1,180	426	57
Prepaid expenses and other current assets	(4,734)	(3,147)	45,173	7,510	1,002
Deferred income tax assets	92	(357)	(3,715)	(8,786)	(1,173)
Other assets	(70)	(321)	1,484	75	10
Accounts payable	6,081	(19,860)	(56,994)	(31,238)	(4,169)
Due to growers	(17,162)	(83,357)	(27,401)	(20,983)	(2,800)
Due to related parties	(1,497)	8,538	688	(6,102)	(814)
Advances from customers	24,060	(15,259)	(75,388)	(44,182)	(5,897)
Deferred revenues	143,662	(37,903)	(247,364)	(863)	(115)
Income tax payable	(960)	(1,175)	(192)	-	-
Other long-term liabilities	-	2,000	(1,872)	2,458	328
Other payables and accrued expenses	8,384	2,126	(23,217)	(303)	(40)
Net cash provided by (used in) operating activities	24,387	(19,900)	(123,260)	(169,242)	(22,588)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

	Year ended December 31,	Nine months ended September 30,		Year ended September 30,
	2005	2005	2006	2007	2007
		RMB	RMB	RMB	US$
		(unaudited)
Investing activities:
Dividends received	-	-	1,200	1,200	160
Purchase of plant and equipment	(43,198)	(25,062)	(9,504)	(36,526)	(4,875)
Purchase of debt securities	-	-	(201,544)	(286,270)	(38,206)
Loan to shareholders of an equity investee	-	-	(6,500)	(825)	(110)-
Proceeds from disposal of plant and equipment	94	(200)	1,015	8,002	1,068
Proceeds from disposal of acquired intangible assets	-	-	-	267	36
Proceeds from sale of debt securities	-	-	55,122	297,020	39,641
Purchase of land use rights	(5,701)	(2,456)	(5,379)	(5,458)	(728)
Acquisition of cost method investment	(5,676)	(5,676)	-	-	-
Acquisition of equity method investment	-	-	(10,430)	(30,330)	(4,048)
Deposit for purchase of a subsidiary	(2,000)	-	-	-	-
Deposits for purchase of acquired technology	(1,995)	-	(10,940)	-	-
Deposits for purchase of plant and equipment	(1,325)	(5,188)	(4,341)	(122)	(16)
Business acquisition, net of cash acquired	-	-	(36,298)	(31,872)	(4,254)
Deposit for purchase of equity investment	-	-	(10,000)	-	-
Purchase of intangible assets	(2,921)	(500)	(7,373)	(6,034)	(805)
Net cash used in investing activities	(62,722)	(39,082)	(244,972)	(90,948)	(12,137)

Financing activities:
Proceeds from short-term borrowings	77,000	65,420	231,000	361,400	48,233
Repayment of short-term borrowings	(55,000)	(58,680)	(41,000)	(346,000)	(46,178)
Repayment of third party loans	-	-	(10,693)	(6,256)	(835)
Proceeds from long-term borrowings	1,880	-	-	-	-
Net cash inflow from the Share Exchange Transaction, net of transaction costs (note 1)	159,831	-	-	-	-
Proceeds from issuance of convertible bonds	-	-	-	302,384	40,357
Cash dividend	(7,837)	-	-	-	-
Dividend paid to minority owners	(163)	-	-	-	-
Deemed distribution (note 1)	(80,877)	-	(120,981)	-	-
Advance from a shareholder	8,276	-	-	1,623	217
Advance from minority shareholders of Denong	-	-	4,968	-	-
Repayment to a shareholder	(8,276)	-	-	-	-
Exercise of warrants	112,872	-	211,712	-	-
Repurchase of treasury stock	-	-	-	(29,377)	(3,921)
Net cash provided by financing activities	207,706	6,740	275,006	283,774	37,873

Net increase (decrease) in cash and cash equivalents	169,371	(52,242)	(93,226)	23,584	3,148
Cash and cash equivalents, beginning of year	68,848	68,848	237,828	140,953	18,812
Effect of exchange rate changes on cash and cash equivalents	(391)	45	(3,649)	(2,223)	(297)
Cash and cash equivalents, end of year	237,828	16,651	140,953	162,314	21,663

Supplemental disclosure of cash flow information:
Income taxes paid	4,700	1,782	2,382	8,311	1,109

Interest paid	3,036	2,360	4,852	18,280	2,492

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Origin Agritech Limited (“Agritech”), incorporated under the laws of the British Virgin Islands, and its subsidiaries and variable interest entities (together, the “Company”) are engaged in hybrid crop seed development, production and distribution. As of September 30, 2007, details of the Company’s subsidiaries and variable interest entities are as follows:

	Date of	Place of
	incorporation	incorporation	Percentage	Principal
Name	or establishment	or establishment	of ownership	Activity

Subsidiary:
State Harvest Holdings Limited	October 6, 2004	British Virgin	100%	Investment holding
(“State Harvest”)		Islands

Beijing Origin State Harvest	December 1, 2004	People’s Republic	100%	Hybrid seed
Biotechnology Limited (“Biotech”)		of China (“PRC”)		technology
				development
Variable interest entity:
Beijing Origin Seed Limited (note (i)) (“Beijing Origin”)	December 26, 1997	PRC	-	Hybrid crop seed development,
				production and
				distribution
Subsidiaries held by Beijing Origin
Henan Origin Cotton Technology Development Limited (note (i))	March 2, 2001	PRC	92.04%	Hybrid crop seed development, production and distribution

Changchun Origin Seed Technology Development Limited (note (i)) (“Changchun Origin”)	April 29, 2003	PRC	99%	Hybrid crop seed development, production and
				distribution

Jilin Changrong Hi-tech Seed Limited (“Changrong”)	January 24, 2006	PRC	43.95%	Hybrid crop seed development, production and distribution

Denong Zhengcheng Seed Limited (note (ii)) (“Denong”)	June 21, 2000	PRC	97.62%	Hybrid crop seed development, production and
				distribution
Subsidiaries held by Denong:
Guizhou Denong Seed Limited (note (ii))	January 2, 2001	PRC	98.20%	Hybrid crop seed development, production and distribution
Hunan Denong Seed Limited (note (ii))	January 16, 2001	PRC	100%	Hybrid crop seed development, production and distribution

Note (i):    Beijing Origin Seed Limited, Henan Origin Cotton Technology Development Limited and Changchun Origin Seed Technology Development Limited are collectively referred to as “Beijing Origin”.

Note (ii):     Denong Zhengcheng Seed Limited and its subsidiaries are collectively referred to as “Denong”.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

The Share Exchange Transaction

On December 20, 2004, Chardan China Acquisition Corp. (“Chardan”) entered into a Stock Purchase Agreement with State Harvest, and all the stockholders of State Harvest for Chardan’s acquisition of State Harvest. For the acquisition, Chardan formed its wholly−owned subsidiary, Agritech. On November 8, 2005, the closing date of the acquisition (the “Closing Date” ), Chardan merged with and into Agritech for the purpose of redomestication out of the United States. The redomestication merger was achieved by a one-for-one exchange of all the outstanding common stock of Chardan for common stock of Agritech and the assumption of all the rights and obligations of Chardan by Agritech, including assumption of the outstanding warrants of Chardan. Immediately after the redomestication merger, Agritech acquired all the common stock of State Harvest by the issuance of shares and payments of cash consideration to the then shareholders of State Harvest (“State Harvest Shareholders”) or their designee, making it a wholly owned subsidiary (the “Share Exchange Transaction”). State Harvest Shareholders and their designee were paid an aggregate of US$10,000 in cash, using the funds held in the trust account of Chardan, and were issued an aggregate of 10,000,000 shares of Agritech common stock for all the outstanding common stock of State Harvest. The Share Exchange Transaction was accounted for as a reverse acquisition in which State Harvest was deemed to be the accounting acquirer and Agritech the legal acquirer. The payments of the cash consideration are accounted for as a deemed distribution.

Of the cash portion of the purchase price, US$250 has been held back for one year by Agritech to secure certain indemnification obligations of State Harvest Shareholders and their designee. Other than the issuance of the above-mentioned 10,000,000 shares, Agritech has issued 200,000 shares to a financial advisor in connection with the Share Exchange Transaction.

As a result of the Share Exchange Transaction the historical consolidated financial statements of the Company for the periods prior to the Closing Date are those of State Harvest and its majority owned subsidiaries and its variable interest entity, Beijing Origin and all references to the consolidated financial statements of the Company apply to the historical consolidated financial statements of State Harvest, its majority owned subsidiary and Beijing Origin prior to the Closing Date and the consolidated financial statements of Agritech and its majority owned subsidiaries and Beijing Origin subsequent to the Closing Date. The Company’s equity components are stated in terms of State Harvest before the Closing Date, with an adjustment to reflect the effects of the reverse acquisition on the equity components at the Closing Date.

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
113,241

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

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

(1)
If Agritech receives at least US$40,000 in gross proceeds in additional financing as a result (i) of the call of the issued and outstanding public warrants assumed by Agritech at the closing; (ii) Agritech’s successful completion of a follow-on offering; or (iii) a private investment into Agritech by a strategic investor (“Financing Adjustment”), then Agritech will pay an additional US$15,000 to State Harvest Shareholders and their designee; or

(2)
If Origin generates net positive cash flow of US$2,000 or more on a consolidated basis (“Earnings Adjustment”), then State Harvest Shareholders and their designee will be entitled to receive 75% of the net positive cash flow up to a maximum of US$7,500 per fiscal year and US$15,000 in the aggregate.

If both an Earnings Adjustment and a Financing Adjustment occur, the maximum aggregate amount to be paid to State Harvest Shareholders from one or both adjustments is US$15,000.

As of September 30, 2006, Agritech received US$40,218 (equivalent to approximately RMB324,584) in gross proceeds as a result of the call of the issued and outstanding warrants assumed by Agritech on the Closing Date (note 21). Accordingly, Agritech paid an additional US$15,000 (equivalent to approximately RMB120,981) to State Harvest Shareholders and their designee. The payments of the additional purchase price are accounted for as a deemed distribution.

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

After-tax profit
US$
Twelve months ended June 30,
2006	11,000
2007	16,000
Twelve months ending June 30,
2008	21,000
2009	29,000

Although the outcome for the twelve months ended June 30, 2006 has been achieved, the Board decided that the 1,500,000 shares of common stock will not be issued upon a wavier signed by those certain State Harvest Shareholders and their designee but they do not waive or modify in any respect other additional stock purchase price.

The management considered the after-tax profit has not been achieved for the twelve months ended June 30, 2007.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

Reorganization of State Harvest prior to the Share Exchange Transaction

On December 1, 2004, State Harvest established Beijing Origin State Harvest Biotechnology Limited (“BioTech”), a wholly foreign owned enterprise under the laws of the PRC with an operating period of 20 years.

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

Through the consignment agreements described above, State Harvest is deemed the sole beneficiary of Beijing Origin resulting in Beijing Origin being deemed a subsidiary of State Harvest under the requirements of Financial Interpretation 46 (Revised) Consolidation of Variable Interest Entities” issued by the Financial Accounting Standards Board (“FASB”). The agreements described above provided for effective control of Beijing Origin to be transferred to State Harvest at December 25, 2004. Neither State Harvest nor BioTech had any operating activity prior to entering into the consignment agreements with Beijing Origin. In substance, State Harvest has substantially all the same shareholders of Beijing Origin. This transaction has been accounted for on a basis similar to a reorganization between entities under common control. Accordingly, State Harvest’s consolidated financial statements are prepared by including the consolidated financial statements of Beijing Origin through December 24, 2004, and subsequently the Company’s consolidated financial statements include the financial statements of State Harvest, its majority owned subsidiary and Beijing Origin through the date of the Share Exchange Transaction. All the revenue of the Company has been generated from Beijing Origin and its subsidiaries, which is also accounted for 77% and 84% of the total assets of the Company as at 30 September 2006 and 2007 respectively.

Business acquisition

Acquisition of Denong

On January 24, 2006, Beijing Origin acquired 52.21% of the equity interest in Denong for RMB41,766. The financial statements of Denong have been consolidated into Agritech since that date. Denong is engaged in development, production and distribution of hybrid seeds including hybrid rice, cotton and canola seeds in the southwest region of the PRC.

On October 1, 2006, Beijing Origin acquired an additional 42.42% of the equity interest in Denong for RMB10,404. On December 25, 2006 Beijing Origin further acquired another 2.99% of the equity interest in Denong for RMB2,392, bringing its total ownership to approximately 97.62%.

The subsequent acquisitions of Denong have facilitated the management of the Company to, integrate the business of rice seeds into the Company and improve efficiencies at the key business units in the southwest region of the PRC.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

The Company has allocated the purchase prices to share of estimated fair values of the acquired assets and liabilities for the acquisitions of Denong as follows:

	Acquired 52.21% on January 24, 2006	Acquired 42.42% on October 1, 2006	Acquired 2.99% on December 25, 2006
	RMB	RMB	RMB

Cash and cash equivalents	1,810	2,002	266
Account receivables	1,251	6,427	649
Advances to suppliers	14,110	3,236	295
Inventories	109,891	62,769	8,943
Prepaid expenses and other current assets	24,767	2,906	198
Plant and equipment	10,149	4,387	556
Intangible assets	18,116	8,271	843
Goodwill	10,900	-	1,073
Accounts payable	(22,861)	(19,746)	(1,679)
Advances from customers	(91,801)	(12,899)	(1,065)
Other payable and accrued expenses	(34,566)	(46,949)	(7,687)
	41,766	10,404	2,392

Supplemental information:
Cash paid	41,766	10,404	2,392
Cash acquired	(3,468)	-	-
Cash paid, net of cash acquired	38,298	10,404	2,392

The following table presents the details of the share of estimated fair value of the intangible assets acquired in the acquisitions of Denong. All purchased intangible assets are amortized using the straight-line method.

	Acquired 52.21% on January 24, 2006	Acquired 42.42% on October 1, 2006	Acquired 2.99% on December 25, 2006	Estimated useful life
	RMB	RMB	RMB	(in year)

Technology rights for licensed seeds	11,485	4,456	484	5-6
In-processed research and development products (note (iii))	1,297	776	74	-
Distribution network	5,334	3,039	285	14
	18,116	8,271	843

Note (iii): In-processed research and development products were expensed in general and administrative  expenses immediately upon acquisition.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

Acquisition of Changrong

On April 11, 2007, Beijing Origin further acquired 9.18% of the equity interest in Changrong for consideration of RMB22,040. Together with the existing 34.77% equity interest held, the acquisition brought the total direct equity interest to 43.95%. Beijing Origin obtained control over Changrong by receiving a majority of the board voting rights of 60%. The results of Changrong have been consolidated into the financial statements of the Company since that date. As a result of the acquisition, the Company was able to improve the efficiencies at its key business units in the northeast region of the PRC.

The Company has allocated the purchase price to share of estimated fair values of the acquired assets and liabilities for the acquisition of 9.18% of the equity interest of Changrong as follows:

RMB

Cash and cash equivalents	327
Account receivables	44
Advances to suppliers	326
Inventories	14,572
Prepaid expenses and other current assets	625
Plant and equipment	325
Intangible assets	9,118
Goodwill	4,692
Accounts payable	(2,097)
Advances from customers	(4,611)
Other payable and accrued expenses	(1,281)
22,040

Supplemental information:
Cash paid	22,040
Cash acquired	(3,564)
Cash paid, net of cash acquired	18,476

The following table presents the details of the share of estimated fair value of the intangible assets acquired in the acquisition of Changrong. All purchased intangible assets are amortized using the straight-line method.

	9.18% on Changrong	Estimated Useful life
	RMB	(in year)

Technology rights for licensed seeds	4,922	6
In-processed research and development products (note (iv))	2,196	-
Distribution network	236	6
Trademark	1,764	Indefinite
	9,118

Note (iv):	In-processed research and development products were expensed in research and development expenses immediately upon acquisition.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries and variable interest entities. Intercompany balances, transactions and cash flows are eliminated on consolidation.

Convenience translation into United States dollars

The consolidated financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the noon buying rate in New York city for the cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on September 28, 2007 of RMB7.4928 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include inventory valuation, useful lives of plant and equipment and acquired intangible assets, the valuation allowance for deferred income tax assets and the valuation of embedded derivatives of the convertible notes. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash accounts, interest bearing savings accounts, time certificates of deposit and debt securities with a maturities of three months or less when purchased.

Debt securities

The Company classifies its debt securities into held-to-maturity and available for sales.

Held-to-maturity securities are those securities in which the Company has positive intent and ability to hold the security to maturity. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Any decline in the market of any held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the straight-line method.

Available-for-sale securities are measured at fair value and unrealized holding gains and losses is excluded from earnings and reported as a net amount in a separate component of shareholders’ equity until realized. Other than temporary impairments in value of available-for-sale securities are included in earnings.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Inventories

Inventories are stated at the lower of cost, determined by weighted-average method, or market. Working-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process.

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

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no capital leases for any of the periods presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Goodwill

Goodwill is the excess of purchase price over the fair value of net assets acquired. The Company adopts Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”, which requires the carrying value of goodwill to be evaluated for impairment on an annual basis, using a fair-value-based approach. No impairment of goodwill has been identified during any of the periods presented.

Acquired intangible assets, net

Acquired intangible assets primarily consist of purchased technology rights and distribution network and are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of these assets and recorded in cost of revenues and selling and marketing expenses, as appropriate.

Valuation of long-lived assets

The Company reviews the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset and intangible assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets and intangible assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Embedded derivatives

On July 25, 2007, the Company issued US$40,000 of guaranteed senior secured convertible notes (the “Notes”) which is due on July 25, 2012. According to the Notes Purchase Agreement, the Company is required to redeem part of the principal of the Notes if the conversion price is below a certain threshold. Whenever the Company redeems the Note, the Company has to pay an interest which calculated at the annual interest rate of 16% on the redeemed principal amount (note 14). Pursuant to SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and Emerging Issues Task Force (“EITF”) Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock”, the Company bifurcates the redemption feature from the Notes as the redemption feature is determined to be not clearly and closely related to the host contract. The redemption feature is recorded at fair value, mark-to-market at each reporting period, and are carried a separate line of the accompanying balance sheet.

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

(a)
The Company received RMB859 to fund research and development activities for the year ended December 31, 2005 and no government subsidies have been received for the nine months ended September 30, 2006 and the year ended September 30, 2007.

(b)
The Company received a government subsidy of RMB1,543 for the year ended December 31, 2005, in a form of a reduction in the cost of plant and equipment. No government subsidies have been received for the nine months ended September 30, 2006 and the year ended September 30, 2007.

(c)
The Company received a government incentive of RMB300 for the year ended December 31, 2005 for the achievement of obtaining a listing status in the overseas stock market. Such amounts are recorded as other income. No government subsidies have been received for the nine months ended September 30, 2006 and the year ended September 30, 2007.

Cost of revenues

Cost of revenues consists of expenses directly related to crop seed sales, including the purchase prices for seeds, depreciation and amortization, impairment of inventory, shipping and handling costs, salary and compensation, supplies, license fees, and rent.

Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

Advertising costs

Advertising costs are expensed when incurred. Advertising costs included in selling and marketing expenses were RMB4,288, RMB3,288 (unaudited), RMB7,534 and RMB4,941 respectively for the year ended December 31, 2005, the nine months ended September 30, 2005 and 2006, and the year ended September 30, 2007.

Shipping and handling costs

The Company includes shipping and handling costs as either cost of goods sold or selling and administrative expenses depending on the nature of the expenses. Shipping and handling costs which relate to transportation of products to customers’ locations is charged to selling and marketing expenses and shipping and handling which relate to the transportation of corn seed to factories from suppliers and from one factory to another is charged to cost of revenues.

For the year ended December 31, 2005, the nine months ended September 30, 2005 and 2006 and year ended September 30, 2007, the shipping and handling cost included in selling and marketing expenses were RMB5,870, RMB4,347 (unaudited), RMB11,189 and RMB8,287, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

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

Income taxes

Deferred income taxes are recognized for the future tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net of operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

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

The functional currency of Agritech and State Harvest are maintained in United State dollars. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of shareholders’ equity and comprehensive income. The Company has chosen Renminbi as its reporting currency.

Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income for the years or period presented has been disclosed within the consolidated statements of shareholders’ equity and comprehensive income separately.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Share-based compensation

The Company adopts “SFAS” No. 123 (revised 2004) (“SFAS No. 123(R)”), ‘‘Share-based Payment’’, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

Recently issued accounting pronouncements

In June 2006, the EITF reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”, or EITF 06-3. EITF 06-3 requires that entities present these taxes in the income statement on either a gross or net basis, based on their accounting policy. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus is effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not expect the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company is currently evaluating the provisions of FIN 48.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged. The Company does not expect the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

In February 2007, FASB issued SFAS No.159, “The fair value option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No.115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the Boards long-term measurement objectives for accounting for financial instruments. The Company does not expect the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

On June 27, 2007, the FASB reached a final consensus on EITF Issue 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-03”). Currently, under FASB Statement No. 2, “Accounting for Research and Development Costs”, nonrefundable advance payments for future research and development activities for materials, equipment, facilities, and purchased intangible assets that have no alternative future use are expensed as incurred. EITF 07-03 addresses whether such non-refundable advance payments for goods or services that have no alternative future use and that will be used or rendered for research and development activities should be expensed when the advance payments are made or when the research and development activities have been performed. The consensus reached by the FASB requires companies involved in research and development activities to capitalize such non-refundable advance payments for goods and services pursuant to an executory contractual arrangement because the right to receive those services in the future represents a probable future economic benefit. Those advance payments will be capitalized until the goods have been delivered or the related services have been performed. Entities will be required to evaluate whether they expect the goods or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment will be charged to expense. The consensus on EITF 07-03 is effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. Entities are required to recognize the effects of applying the guidance in EITF 07-03 prospectively for new contracts entered into after the effective date. The Company is currently evaluating the impact of EITF 07-03 on its financial position and results of operations following adoption.

On December 4, 2007, the FASB issued SFAS No. 141 (revised 2007) (“SFAS No. 141(R)”), “Business Combinations” and SFAS No. 160, “Non controlling Interests in Consolidated Financial Statements”. Statement 141(R) improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable, and relevant information for investors and other users of financial statements. To achieve this goal, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Statement 141(R) also will reduce the complexity of existing GAAP. The newly issued standard includes both core principles and pertinent application guidance, eliminating the need for numerous EITF issues and other interpretative guidance. Statement 160 improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way—as equity in the consolidated financial statements. Moreover, Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. The two standards will be effective for fiscal years beginning after December 15, 2008 and earlier adoption is prohibited The Company is currently evaluating the impact of SFAS 141(R) and SFAS No. 160 on its financial position and results of operations following adoption.

3.   DEBT SECURITIES

The Company’s investments in debt securities consist of investments in US Government Agencies and Corporate bonds which are classified as follows:

	December 31,	September 30,
	2005	2006	2007

	RMB	RMB	RMB
Held-to-maturity investments
US Government Agencies bonds, at amortized cost	-	143,455	111,436

Available-for-sale security
US Corporate bonds, at fair value	-	3,361	22,532
	-	146,816	133,968

The fair value of the held-to-maturity investment as of September 30, 2006 and 2007 were RMB141, 990 and RMB111, 494, respectively. Based on the evaluation and the Company’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider held-to-maturity investments to be impaired at September 30, 2006 and 2007. The held-to-maturity investment at September 30, 2006 and 2007 has remaining contractual maturities of less than one year.

During the nine months ended September 30, 2006, the Company sold certain investments of RMB54,728 (amortized cost) near their maturity during the period with realized profit of RMB394 in order to liquidate the securities for an additional capital to a subsidiary, Biotech. There is no held-to-maturity investment liquidated before its maturity during the year ended September 30, 2007.

A corporate bond with maturity date in 2047 was purchased during the year ended September 30, 2007 was classified under available-for-sale as the Company has no intent to hold it to its maturity. The unrealised holding gains and losses were nil as at September 30, 2006 and 2007. The proceeds from sales of available-for-sale securities were nil and RMB3, 415 for the nine months ended September 30, 2006 and the year ended September 30, 2007. The gross realized gains on the sales were nil and RMB54 for the nine months ended September 30, 2006 and the year ended September 30, 2007, respectively

Included in the held-to-maturity investments, approximately RMB115,728 and RMB111,436 has been pledged for bank loan as of September 30, 2006 and 2007, respectively.

4. RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Amounts due from related parties as of September 30, 2006 and 2007 are as follows:

Name of related party	Relationship		September 30,
			2006	2007
			RMB	RMB

Shijiazhuang Liyu Technology Development Co., Ltd. (“Liyu”)	(iii	)	4,120	755
Biocentury Transgence (China) Co., Ltd. (“Biocentury”)	(v	)	7	-
Minority shareholders of Denong (note a)			2,741	5
Jilin Jinong High Technology Development Co., Ltd. (“Jinong”) (note b)	(iii	)	-	6,624
Shareholders of Jilin Changrong High-Tech Co., Ltd. (“Changrong”)	(vi	)	6,500	7,325
			13,368	14,709
Reclassified to non-current assets			(6,500)	(7,325)
			6,868	7,384

Note (a):       The amount represents receivable from a group of minority shareholders for unpaid capital of a subsidiary of Denong. The balance is payable on demand with interest free.

Note (b):        The amount represents the temporary loan to Jinong, which is payable on demand with interest free.

4.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(2)	Amounts due to related parties as of September 30, 2006 and 2007 are as follows:

Name of related party	Relationship		September 30,
			2006	2007
			RMB	RMB

Minority shareholder of Denong (note c)			7,709	1,059
He Nan Agriculture University	(iv	)	100	91
Yuan Liang	(i	)	20	30
Company controlled by Han Geng Chen			660	626
Company controlled by Yuan Liang			660	626
Company controlled by Yang Ya Sheng			385	365
Other shareholders of State Harvest	(ii	)	174	165
Biocentury	(v	)	273	1,269
Changrong	(vi	)	354	-
Jilin Changji Seed Limited (“Changji”)	(iii	)	-	2
			10,335	4,233

Note (c):	This is the amount temporarily funded by minority shareholders of Denong. The amount is payable on demand with interest free.

(3)	Transactions with related parties for the year ended December 31, 2005, nine months ended September 30, 2005 and 2006 and the year ended September 30, 2007 are as follows:

(a) Sales

Name of related party	Relationship		Year ended December 31,	Nine months ended September 30,		Year ended September 30,
			2005	2005	2006	2007
				(unaudited)
			RMB	RMB	RMB	RMB

Biocentury	(v	)	-	-	1,234	1,992
Jinong	(iii	)	-	-	-	398
			-	-	1,234	2,390

(b) Purchases

Name of related party	Relationship		Year ended December 31,	Nine months ended September 30,		Year ended September 30,
			2005	2005	2006	2007
				(unaudited)
			RMB	RMB	RMB	RMB

Biocentury	(v	)	-	-	2,989	20,271
Liyu	(iii	)	-	-	-	3
Changji	(iii	)	-	-	-	2
			-	-	2,989	20,276

4.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(c) Technology usage fees

Name of related party	Relationship		Year ended December 31,	Nine months ended September 30,		Year ended September 30,
			2005	2005	2006	2007
				(unaudited)
			RMB	RMB	RMB	RMB

Liyu	(iii	)	4,958	1,300	201	5,776
He Nan Agriculture University	(iv	)	302	100	-	200
Minority shareholder of Denong			-	-	-	1,024
Biocentury	(v	)	-	-	-	975
			5,260	1,400	201	7,975

The above amounts relate to technology usage fees paid to certain related party research centers for the exclusive right to use certain seed technologies.

(d) Consulting service fee

Name of related party	Relationship		Year ended December 31,	Nine months ended September 30,		Year ended September 30,
			2005	2005	2006	2007
				(unaudited)
			RMB	RMB	RMB	RMB

Chardan Capital LLC	(viii	)	242	-	-	-

(e) Purchases of intangible assets

Name of related party	Relationship		Year ended December 31,	Nine months ended September 30,		Year ended September 30,
			2005	2005	2006	2007
				(unaudited)
			RMB	RMB	RMB	RMB

Liyu	(iii	)	N/A	N/A	-	1,000

(f) Purchases of plant and equipment

Name of related party	Relationship		Year ended December 31,	Nine months ended September 30,		Year ended September 30,
			2005	2005	2006	2007
				(unaudited)
			RMB	RMB	RMB	RMB

Jinong	(iii	)	N/A	N/A	-	790

4.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(g) Interest income

Name of related party	Relationship		Year ended December 31,	Nine months ended September 30,		Year ended September 30,
			2005	2005	2006	2007
				(unaudited)
			RMB	RMB	RMB	RMB

Shareholder of Changrong	(vii	)	N/A	N/A	-	825

(4) Relationship between the Company and related parties is as follows:

(i)	Being a principal shareholder and director of the Company.

(ii)	Being State Harvest Shareholders, other than Han Geng Chen, Yuan Liang and Yang Ya Sheng.

(iii)	Being equity investees of the Company.

(iv)	Being a minority shareholder of Beijing Origin.

(v)
Being an investment of the Company with less than 20% equity interest before October 19, 2006. After October 19, 2006 when the Company further acquired 9% equity interest, the investee has become an associate of the Company. The Company considered that they have the ability to exercise significant influence over the operating policies of Biocentury subsequent to December 31, 2005. Accordingly, the transactions subsequent to December 31, 2005 and balances as of September 30, 2006 and 2007 were identified as related party transactions and balances.

(vi)	Being an equity investee of the Company before April 11, 2007.

(vii)	Being minority shareholder of Changrong.

(viii)	Being an affiliate of a former member of management of the Company.

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	September 30,
	2006	2007
	RMB	RMB

Purchases of materials	1,667	126
Prepayments for advertisement	24	226
Others	1,868	677
	3,559	1,029

Advances to suppliers mainly represent deposits paid but the materials and services have not yet been provided to the Company.

6.	INVENTORIES

Inventories consist of the following:

	September 30,
	2006	2007
	RMB	RMB

Work in progress and supplies	113,200	234,955
Finished goods	230,375	214,252
	343,575	449,207

As of September 30, 2006 and 2007, goods already delivered to customers but still recorded in finished goods, were RMB12,412 and RMB16,892, respectively. As the Company does not recognize revenue until the selling prices of respective goods have been finalized with the customers, goods delivered to customers before the year ends will be transferred to cost of revenues when related revenue is recognized.

The Company made allowances of RMB12,145 and RMB77,244 as of September 30, 2006 and 2007 respectively based on the assessment of the lower of cost or the market.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	September 30,
	2006	2007
	RMB	RMB

Advances to staff for business use	8,706	4,992
Deposit for technology usage fees	-	516
Due from former minority shareholders of Denong	2,376	-
Refundable deposit for a canceled project	-	1,841
Prepaid research and development expense	-	2,083
Other prepaid expenses	1,684	2,027
	12,766	11,459

8.	LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	September 30,
	2006	2007
	RMB	RMB

Land use rights	17,884	23,058
Accumulated amortization	(961)	(1,504)
Land use rights, net	16,923	21,554

Land use rights with net values of RMB2,916 and RMB8,325 have been pledged as collateral for bank loans of Beijing Origin as of September 30, 2006 and 2007, respectively.

9.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2006	2007
	RMB	RMB

Plant and building	86,856	103,075
Machinery and equipment	26,853	32,165
Furniture and office equipment	9,429	12,398
Motor vehicles	14,452	20,502
Leasehold improvements	492	658
Total	138,082	168,798
Accumulated depreciation and amortization	(22,758)	(35,688)
Construction in progress	10,101	9,933
Plant and equipment, net	125,425	143,043

Included in plant and building, net values of RMB42,845 and RMB56,226 have been pledged for bank loans of Beijing Origin as of September 30, 2006 and 2007, respectively. The depreciation expenses for the year ended December 31, 2005, nine months ended September 30, 2005 and 2006 and the year ended September 30, 2007 were RMB5,352, RMB3,909 (unaudited), RMB6,660 and RMB11,427, respectively.

Construction in progress relates to the production facilities under construction by the Company.

10.	EQUITY INVESTMENTS

Long-term investments consist of the following:
	September 30,
	2006	2007
	RMB	RMB

Equity method investment	24,892	58,882
Cost method investment	13,996	-
Total	38,888	58,882

Equity method investment

Liyu

In 2004, the Company purchased 30% equity interest in Liyu from one of its principal shareholders, Yang Ya Sheng, for RMB30. The Company accounts for its ownership in Liyu under the equity method. For the nine months ended September 30, 2006 and the year ended September 30, 2007, the Company recorded its pro-rata share of earnings in Liyu of RMB1,026 and RMB286 respectively. The Company also received dividends of RMB1,200 from Liyu for each of the nine months ended September 30, 2006 and the year ended September 30, 2007. The dividend received was accounted for as a reduction in cost of investment.

10.	EQUITY INVESTMENTS - Continued

Changrong

In 2006, the Company acquired a 34.77% equity interest in Changrong for RMB10,430. The Company recorded its pro-rata share of earnings (losses) in Changrong of RMB11,802 and RMB(3,764) for the nine months ended September 30, 2006 and for the period from October 1, 2006 to April 10, 2007, respectively. The summarized financial information of Jilin Changrong for 2006 is as follows:

September 30,
2006
RMB

Current assets	85,469
Non-current assets	81
Current liabilities	(21,518)
-
Net assets	64,032

Nine months ended September 30,
2006
RMB

Revenues	109,182
Cost of revenues	(68,175)
Gross profit	41,007
Total operating expenses	(5,126)
Other expenses, net	(1,849)
Income before taxes	34,032
Income tax expense	-
Net income	34,032

On April 11, 2007, Beijing Origin acquired further equity interest in Changrong and obtained controlling interest by receiving a majority of the board voting rights of 60%. The results of Changrong have been consolidated into the financial statements of the Company from a voting right model since that date (note 1).

Biocentury

On October 19, 2006, Origin acquired an additional 19% of the entity interest in Biocentury, a high-tech precursors in China’s transgenic plant industry. Together with the acquisition of 7% entity interest in 2004 and 8% in 2005, Origin owns 34% of Biocentury and accounts for the investment in Biocentury under the equity method. For the year ended September 30, 2007, the Company recorded its pro-rata share of earnings in Biocentury of RMB4,919.

Jinong

On January 1, 2007, Jilin Academy of Agricultural Sciences transferred 23% of the equity interest of Jinong to the Beijing Origin for RMB21,880. The Company accounts for its investment in Jinong under the equity method, and for the year ended September 30, 2007 the Company recorded its pro-rata share of losses in Jinong of RMB2,128.

10.	EQUITY INVESTMENTS - Continued

Changji

On October 25, 2006, Changchun Origin acquired 35% of the equity interest in Changji for RMB1,750. The Company accounts for the investment in Changji under the equity method, and for the year ended September 30, 2007, the Company recorded its pro-rata share of earnings in Changji of RMB18.

Cost method investment

In 2004, the Company acquired an 8% of the equity interest in Biocentury for a cash consideration of RMB8,320. The Company and Biocentury completed this transaction on October 8, 2004 upon obtaining the necessary government approvals. In 2005, the Company acquired an additional 7% of the equity interest in Biocentury for a cash consideration of RMB5,676. On August 4, 2005, the Company obtained necessary government approval and completed the acquisition. The Company had accounted for its investment in Biocentury at cost before October 19, 2006. On October 19, 2006, the Company acquired an additional 19% of the equity interest in Biocentury and accounted for the investment in Biocentury under the equity method, after secured an aggregate equity interest of 34%.

11.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets consist of the following:

	September 30,
	2006	2007
	RMB	RMB

Technology rights for licensed seeds	29,150	51,217
Distribution network	5,334	6,975
Trademark	-	1,764
Others	1,356	1,518
	35,840	61,474
Accumulated amortization	(5,935)	(16,066)
Impairment provision	(27)	(2,351)
Acquired intangible assets, net	29,878	43,057

Amortization expense for the year ended December 31, 2005, nine months ended September 30, 2005 and 2006 and the year ended September 30, 2007 were RMB1,015, RMB923 (unaudited), RMB4,400 and RMB10,158 respectively.

Impairment provision for the nine months ended September 30, 2006 and the year ended September 30, 2007 were RMB27 and RMB2,324, respectively. It related to seed rights for which no active market existed.

Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB

2008	11,596
2009	10,828
2010	8,820
2011	6,286
2012	2,750
Total	40,280

The Company enters into technology transfer and usage agreements with strategic partners. The Company pays up-front fees for the exclusive rights to certain seed technologies. Amounts are then amortized over an average usage period of 5 years into cost of revenues.

12.	OTHER ASSETS

Other assets consist of the following:
			September 30,
			2006	2007
			RMB	RMB

Prepaid lease			775	645
Deposits for purchase of acquired intangible assets	Note (i	)	10,940	1,400
Deposits for purchase of plant and equipment			4,341	4,463
Deposits for leased properties and land use rights			7,049	6,718
Deposits for equity investment in Jinong	Note (ii	)	10,000	-
Others			25	80
			33,130	13,306

Note (i):          The Company entered into technology transfer agreements with certain investors of new seed products and paid deposits.

Note (ii):       The Company paid a deposit of RMB10,000 to one of the shareholder of Jinong to acquire 23% equity interest in Jinong. The transaction was completed on January 1, 2007.

13.	BORROWINGS
	September 30,
	2006	2007
	RMB	RMB

Short-term borrowings	253,000	268,400

Long-term borrowings	1,880	1,880

Short-term borrowings

As of September 30, 2007, short-term borrowings were comprised of secured bank loans of RMB 60,000, and unsecured bank loan of RMB208,400, of which RMB100,000 under Beijing Origin has been guaranteed by a principal shareholder and director, Han Gengchen and a subsidiary, Biotech. The secured loan was secured by the Company’s land use rights of RMB8,325 (note 8), the plant and equipment of RMB56,226 (note 9) and debt securities of RMB111,436 (note 3). The annual interest rate ranged from 5.85% to 7.29%.

As of September 30, 2006, short-term borrowings were comprised of secured bank loans of RMB133,000, and unsecured bank loan of RMB120,000, of which RMB100,000 under Beijing Origin has been guaranteed by a principal shareholder and director, Han Gengchen and a subsidiary, Biotech. The secured loan was secured by the Company’s land use rights of RMB2,916 (note 8), the plant and equipment of RMB42,845 (note 9) and debt securities of RMB115,728 (note 3). The annual interest rate ranged from 4.5% to 7.44%.

Interest expense and weighted average interest rate for the nine months ended September 30, 2006 and year ended September 30, 2007 were RMB5,005 and 5.95%, and RMB21,697 and 6.24%, respectively.

Long-term borrowings

As of September 30, 2006 and 2007, long-term borrowings were comprised of a third party’s loan of RMB1,880 repayable on October 25, 2008 and 2009 by two equal installments and bear interest at 2.4% per annum. The borrowings are not secured.

14.	CONVERTIBLE NOTES

On July 25, 2007, the Company issued US$40,000 of guaranteed senior secured convertible notes (the “Notes”) which is due on July 25, 2012. The Notes are secured by the shares of certain of the Company’s subsidiaries. The Notes bear interest at the rate of 1% per annum, payable semi-annually in arrears whereas the effective interest rate is 13% per annum. The Notes are convertible into shares of common stock of the Company at an initial conversion price of US$11.50 per share, and the conversion price is subject to adjustment in certain circumstances, including semi-annual reset (the “Reset Date”) of the conversion price as at June 30 or December 31 of any year, commencing with December 31, 2008 and upon occurrence of certain dilutive events, in each case subject to certain conditions. Upon the occurrence of specified asset sale, change of control or termination of trading, the Notes holders may require the Company to repurchase all or a portion of their Notes.

At each Reset Date, if the conversion rate is adjusted so that each US$100 principal amount of the Notes shall be convertible into more than 11,738 shares of common stock, the Company shall be required to redeem the Notes (the “Mandatory Redemption”) on a pro rata basis at the redemption price which is determined as the difference between the aggregate principal amount of Notes outstanding on such Mandatory Redemption Date and the product of 4,692,234 shares and the conversion price on such Mandatory Redemption Date. Furthermore, at maturity date, the Company shall be required to redeem any outstanding principal at the redemption amount determined so that it represents for the Note holders a gross yield of 16% on a semi-annual basis. Pursuant to SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and EITF Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock”, this redemption feature is treated as an embedded derivative and is separately presented as a long term liability in the consolidated balance sheet. As of the issuance date of July 25, 2007 and September 30, 2007, the fair value of the redemption feature was RMB99,858 and RMB86,937, respectively.

The change in the fair value of the embedded derivative amounted to RMB12,601 was charged to the consolidated statement of operations. The fair values of the redemption feature estimated on the issuance date which was July 25, 2007 and September 30, 2007 using binomial model are as follows:

	As of July 25, 2007	As of September 30, 2007

Risk-free rate of return	4.78%	4.24%
Time to expiration	5 years	4.82 years
Volatility rate	49.12%	49.12%
Dividend yield	-	-

Unless in the occurrence of triggering events mentioned above, the Notes may not be redeemed by the Company, in whole or in part at any time prior to July 25, 2012.

Although the convertible notes can be converted into 3,478,260 shares at the initial conversion price of US$11.50 per share, the effective conversion price of the convertible notes was US$7.70 per share. In accordance with EITF 98-5 and EITF 00-27, the value of the beneficial conversion features of the convertible notes on issuance date would be RMB 31,230, which was separately recorded as an equity item in the balance sheet.

The discount associates with the issuance of the convertible notes amounted to RMB131,087 is being amortized throughout July 25, 2012, using the effect interest method. Amortization of the Note discount for the year ended September 30, 2007 was RMB3,570, which as reflected in the interest expenses.

The Notes interest for the year ended September 30, 2007 was RMB557.

15. OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

			September 30,
			2006	2007

			RMB	RMB

Payable for purchase of plant and equipment			5,808	2,722
Payable for purchase of land use rights			620	-
Professional fee payable			4,275	8,180
Salaries payable			3,613	5,925
Accrued welfare benefits			324	-
Accrued staff bonus			-	1,905
Accrued interest			3,245	2,534
Accrued compensation expenses			-	995
Other taxes payable			1,052	1,422
Deposits from growers			5,251	5,398
Due to former shareholders of Denong			1,977	7,396
Payable for labor union and education expenses			1,290	1,569
Joining deposit from distributors of Denong			454	1
Loans from employees of Denong	Note (i	)	2,916	360
Loans from employees of Beijing	Note (ii	)	-	1,623
Loans from third parties	Note (iii	)	7,700	4,000
Payable for a guaranteed loan for third party (note 16)			2,872	-
Others			4,790	6,024
			46,187	50,054

Note (i):	RMB2,916 and RMB360 were borrowed from employees of Denong with interest of 12.5% per annum at the year ended September 30, 2006 and 2007 respectively.

Note (ii):	RMB1,623 was borrowed from employees of Beijing Origin with interest free, unsecured and have no fixed repayment terms.

Note (iii):	RMB7,700 and RMB4,000 were borrowed from third party companies with interest free, unsecured and have no fixed repayment terms at the year ended September 30, 2006 and 2007 respectively.

16.	OTHER LONG-TERM LIABILITIES

The company received RMB1,000 from Beijing Financial Administration Bureau for a research project during the fiscal year of 2006. In June 2007, the company received an additional RMB1,000 from Beijing Financial Administration Bureau for the same research project. The project is in progress and the management expects that it will not be completed within one year. The management considers it is appropriate to record it under long-term liability until it has satisfied all the conditions attached to the subsidy.

In November 2006, the company received RMB1,458 for a construction project from Minister of Agriculture of the PRC. The management expects the project will not be completed within one year and it is appropriate to record it under long-term liability until it has satisfied all the conditions attached to the subsidy.

16.	OTHER LONG-TERM LIABILITIES - Continued

In December 2000, the Company signed an agreement to be a guarantor on a loan given to Linze Xian Seed Company by Agriculture Bank of China Linze Branch. Upon Linze Xian Seed Company’s announcement of bankruptcy, the Company was required to repay the outstanding loan. On December 28, 2001 the Company was ordered by the Linze People’s Court to pay RMB2,872 to Agricultural Bank of China Linze Branch in fulfillment of the guarantee obligation. The civil judgment of the Zhangye Intermediate People’s Court suspended this decision pending final outcome of Linze Seed Company’s bankruptcy hearings. In 2002, the final judgment was made by the court, and accordingly, the company recorded a provision of RMB2,872. As of September 30, 2006, the management considers the payable may be made within one year and suitable to classify it as current liability.

On March 19, 2007, the lawsuit was concluded by the Zhangye Intermediate People’s Court that the Company was not liable to the guaranteed loan and the provision of RMB 2,629 previously recorded was released to general and administrative in the consolidated statement of operations for the year ended September 30, 2007.

17.	SHARE OPTION PLAN

On November 8, 2005, the Company adopted the 2005 Performance Equity Plan (the “Plan”) which allows the Company to offer a variety of incentive awards to employees. Options to purchase 1,500,000 ordinary shares are authorized under the Plan. On the same day, options to purchase 974,000 ordinary shares were granted under the terms of the Plan. All such options were priced at US$8.75 per share and expire 5 years from the date of grant and vest over a period of 3 to 5 years. No further share options have been granted subsequent to November 8, 2005. Options to purchase 526,000 ordinary shares are available under the Plan as of September 30, 2006 and 2007.

A summary of the share option activity under the Plan is as follows:

	Options outstanding	Exercise price
		RMB	US$

Options outstanding at December 31, 2005	974,000	70.77	8.75
Options granted	-	-	-
Options exercised	-	-	-
Options cancelled/forfeited/expired	-	-	-
Options outstanding at September 30, 2006	974,000	70.77	8.75

Options granted	-	-	-
Options exercised	-	-	-
Options cancelled/forfeited/expired	(45,000)	-	-
Options outstanding at September 30, 2007	929,000	70.77	8.75

Options vested and exercisable
At September 30, 2006	-	-	-
At September 30, 2007	472,417	70.77	8.75

17.	SHARE OPTION PLAN - Continued

The following table summarizes information with respect to options outstanding at September 30, 2007:

	Options outstanding and exercisable
	Number outstanding	Weighted average remaining contractual life years	Weighted average fair value as of November 8, 2005, the grant date
			RMB	US$
Exercise price:
RMB70.77 (US$8.75)	929,000	3.12	21.76	2.69

The aggregate intrinsic value as of 30 September 2007 is US$ Nil. No options have been exercised during the nine months ended September 30, 2006 and the year ended September 30, 2007.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

Options granted (weighted average)
Average risk-free rate of return	4.47%
Expected option life	3.5 years
Volatility rate	30.79%
Dividend yield	-

The Company recorded share-based compensation expense of RMB3,986 and RMB5,284 for the nine months ended September 30 2006 and the year ended September 30, 2007. As of September 30, 2006 and 2007, there were RMB14,282 and RMB7,986 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the Plan. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 1.58 years.

18.	TREASURY STOCK

During the year ended September 30, 2007, the Company repurchased 498,851 common stock of the Company with a total cost of RMB29,377 under the approval of the Board of Directors. The Company recorded the entire purchase price of the treasury stock as a reduction of equity.

19.	INCOME TAXES

Agritech and its subsidiary, State Harvest are incorporated in the British Virgin Islands and are not subject to taxation under the British Virgin Islands. State Harvest’s subsidiary and State Harvest’s variable interest entity, Beijing Origin Seed Limited and its major owned subsidiaries (together, the “PRC entities”) were incorporated in the PRC and governed by the PRC laws.

The applicable tax rate of the PRC Enterprise Income Tax (“EIT”) to Beijing Origin Seed Limited is 33% (30% of state income tax plus 3% local income tax). However, preferential tax treatment of Beijing Origin Seed Limited as “high technology” company has been agreed with the relevant tax authorities. Beijing Origin Seed Limited is entitled to a preferential tax rate of 15%. As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2005, 2006 and 2007 are 15%.

19.	INCOME TAXES - Continued

According to the document Gan Di Shui Suo Jian Mian Zi (2001) No. 107, Zhang Shi Di Shui Zheng Jian Mian Zi (2002) No. 2 and (2003) No. 1 and Zhang Shi Di Shui Han (2006) No.44 of Carry through the Advantage Tax Treatment of West Development Strategy, Lin Ze Branch is entitled to a preferential tax rate of 15%.

According to the document Cheng Guo Shui Shen (2004) 11, Cheng Du Branch of Beijing Origin Seed Limited is entitled to a preferential tax rate of 15% as “high technology” company for 2005, 2006 and 2007.

According to the document Chang Guo Shui (Gao Xin) Zi (2004) 001, Chang Chun Origin Seed Technology Development Co., Ltd. is qualified as “high technology” company, and was exempted from EIT for 2005 and entitled to a preferential tax rate of 15% as “high technology” company for 2006 and 2007.

According to the document Beijing Guo Shui No. 9365987, BioTech is entitled to a preferential tax rate of 15% as “high technology” company, and is exempted from Foreign Enterprise Income Tax for 2006 and 2007.

According to the document Yu Guo Shui (Gao Xin) Zi 410102726997823, Henan Origin Cotton Technology Development Limited is entitled to a preferential tax rate of 15% as a “high-tech” company. Shen Yang Branch is subject to income tax at a statutory rate of 33%.

According to the document Cheng Gao Di Shui (2006) No. 73, Denong Zhengcheng Seeds Limited is exempted from Enterprise Income Tax for 2006 and 2007.

According to the document Qin Di Shui Zhi Zi (2003) No.43 and Guo Shui Fa (2002) No.47 of Carry through the Advantage Tax Treatment of West Development Strategy, Gui Zhou Denong Seeds Limited, a subsidiary of Denong is entitled to a preferential tax rate of 15% for 2006 and 2007.

According to the document Nan Shi Guo Shui Han (2004) No.1131 and Gui Zheng Fa (2001) No.100 of Carry through the Advance Tax Treatment of West Development Strategy, Guang Xi Branch of Denong is exempted from Income Tax for 2006 and 2007.

According to the document Chang Ke Fa (2006) No.41 in conjunction with document Cai Shui (1994) No. 1, Changong is identified as a “high technology” company, thus entitled to a preferential tax rate of 15%.

On March 1, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“new tax law”) which will take effect on 1 January 2008. As a result of the new tax law, the statutory income tax rate will change from 33% to 25% with effect from 1 January 2008. The preferential tax rate currently enjoyed by the Company will be gradually transitioned to the new standard rate of 25% over a five-year transitional period. In addition, from article 28 of the new tax law stated that the income tax rate of the “high technology” company will be remained at 15%. As most of the subsidiaries and variable interest entities operating in the PRC are currently recognized as “high technology” companies under the existing Income Tax Law of the PRC, the management reasonably believed that these subsidiaries and variable interest entities can transit this status under the new tax law. Accordingly, the carrying amount of the deferred tax assets and liabilities, as a result of the change in tax rate, is reflected in the consolidated statements of operations of the Company for year ended September 30, 2007.

Had all the above tax holidays and concessions not been available, the tax charges would have been higher by RMB5,391, RMB9,160 (unaudited), RMB18,189 and RMB9,320 and the basic net income (loss) per share would have been lower (higher) by RMB0.50, RMB0.91 (unaudited), RMB0.77 and RMB (0.40) for the year ended December 31, 2005, nine months ended September 30, 2005 and 2006 and the year ended September 30, 2007 respectively.

The diluted net income (loss) per share for the year ended December 31, 2005, the nine months ended September 30, 2005 and 2006 and the year ended September 30, 2007 would have been lower (higher) by RMB0.48, RMB0.91 (unaudited), RMB0.72 and RMB(0.40) respectively.

19.	INCOME TAXES - Continued

The provision for income taxes consists of the following:

	Year ended December 31,	Nine months ended September 30,		Year ended September 30,
	2005	2005	2006	2007
	RMB	RMB	RMB	RMB

Current	1,313	1,563	1,428	8,737
Deferred	92	(358)	(1,061)	(8,786)
	1,405	1,205	367	(49)

The principal components of the deferred income tax assets are as follows:

	September 30,
	2006	2007
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	12,551	21,747
Impairment on inventory	253	14,353
Others	1,399	5,579
Non-current deferred income tax assets	14,203	41,679
Valuation allowances	(10,161)	(28,851)
Net non-current deferred income tax assets	4,042	12,828

As of September 30, 2006, the Company assessed the tax position and reclassified an income tax recoverable of RMB2, 653 brought forward from 2005 to deferred tax asset.

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2006 and 2007.

A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis. Where a valuation allowance was not recorded, the Company expects to generate sufficient taxable income in the future.

19.	INCOME TAXES - Continued

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely. The expiration period of unused tax losses is as follows:

	September 30,
	2006	2007
	RMB	RMB
Calendar year ending,
2007	6,211	6,211
2008	4,526	4,526
2009	11,227	11,227
2010	1,225	1,225
2011	30,402	30,402
2012	-	74,983
Tax losses that can be carried forward indefinitely	-	-
	53,591	128,574

.

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended December 31,	Nine months ended September 30,		Year ended September 30,
	2005	2005	2006	2007
		(unaudited)
	%	%	%	%

Statutory rate	33	33	33	33
Effect of preferential tax treatment	(30)	(25)	(24)	(15)
Effect of different tax jurisdiction	10	-	3	(2)
Permanent book-tax difference	6	(3)	1	1
Change in valuation allowance	(17)	(2)	(13)	(14)
Under (over) provision in prior year	6	-	1	(3)
Effective income tax rate	8	3	1	-

20.	INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Year ended December 31,	Nine months ended September 30,		Year ended September 30,
	2005	2005	2006	2007
		(unaudited)
	RMB	RMB	RMB	RMB

Net income (loss) (numerator), basic and diluted	16,409	34,924	76,331	(163,200)

Shares (denominator), basic:
Common stock outstanding	10,786,179	10,000,000	23,472,910	22,974,059
Weighted average common stock outstanding used in computing basic income per share	10,786,719	10,000,000	23,472,910	23,268,062

Shares (denominator), diluted:
Weighted average common stock outstanding	10,786,719	10,000,000	23,472,910	23,268,062
Earnings contingency (note 1)	-	-	1,500,000	-
Incremental weighted average common stock from potential exercise of warrants (note 21)	433,438	10,000,000	-	-
Share options (note 17)	-		214,843	-
Weighted average common stock outstanding used in computing diluted income per share	11,220,157	10,000,000	25,187,753	23,268,062

Net income per share-basic	RMB1.52	RMB3.49	RMB3.25	RMB (7.01)

Net income per share-diluted	RMB1.46	RMB3.49	RMB3.03	RMB (7.01)

For the years prior to the date of the Share Exchange Transaction, the number of shares included in the income per share calculations above has been retroactively restated to reflect the number of shares to which State Harvest Shareholders and their designee are entitled at the date of the Share Exchange Transaction.

As disclosed in note 1, the Share Exchange Transaction during 2005 provides for additional purchase price payments in the form of common stock, the issuance of which is contingent upon attainment of certain amounts of earnings and such issuance of common stock has been waived by the potential share owners. Accordingly, the above diluted income per share calculations have excluded these contingently issuable shares for 2007. As disclosed in note 21, there are no Unit Purchase Options outstanding as of September 30, 2006 and 2007.

At September 30, 2007, the effect of conversion and exercise of the Company’s outstanding convertible notes and options are not included as their effect is anti-dilutive. The number of dilutive common stock that would be added to the weighted average common stock outstanding if their effect was not anti-dulitive is 2,347,209.

21.	WARRANTS AND UNIT PURCHASE OPTIONS

As a part of the Share Exchange Transaction, Agritech assumed 4,025,000 shares of common stock, 8,050,000 Redeemable Common Stock Purchase Warrants (“Warrants”) and 350,000 Unit Purchase Options (“UPO”) issued by Chardan. There was no remeasurement required for these assumed Warrants and UPO because such assumption is part of the recapitalization in connection with the Share Exchange Transaction.

Each Warrant will entitle the holder to purchase from Agritech one share of common stock at an exercise price of US$5 commencing on the date of the Share Exchange Transaction. The Warrants will be redeemable at a price of US$0.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least US$8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. 2,793,868 Warrants were exercised before December 31, 2005 and were converted into 2,793,868 shares of common stock. In addition, 5,249,884 warrants were exercised during January 1, 2006 to January 9, 2006 and none warrants were exercised subsequent to January 9, 2006.

UPO were granted and recorded in connection with the initial public offering of Chardan in 2004 to the underwriters for nominal consideration. UPO may be exercised for cash or cashless basis at the holders’ option such that the holders may use the appreciated value of the UPO to exercise the option without the payment of cash. UPO are convertible into shares and Warrants at the discretion of the Company and the UPO holders. 328,784 UPO were converted into 309,325 shares and 7,332 Warrants before December 31, 2005 without any cash consideration. There is no UPO converted into shares and warrants since January 1, 2006.

As of December 31, 2005, there were 21,216 UPO and 5,263,464 Warrants outstanding. As of September 30, 2006 and 2007, there were no UPO and warrants outstanding.

22.	EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB2,605, RMB2,140 (unaudited), RMB4,137, and RMB8,296 for the year ended December 31, 2005, nine months ended September 30, 2005 and 2006 and the year ended September 30, 2007, respectively.

Pursuant to the laws applicable to the PRC, the PRC entities, other than BioTech, must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% and the statutory public welfare fund requires annual appropriations of 5% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reverse fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. Appropriations to these reserves by the PRC entities were RMB4,348 for the year ended December 31, 2005. No appropriation has been made for the nine months ended September 30, 2005 and 2006 and the year ended September 30, 2007.

23.	COMMITMENTS AND CONTINGENCIES

(a)        Capital commitments

As of September 30, 2007, capital commitments for the purchase of long-term assets are as follows:

RMB

Plant and building construction	5,891
Equipment	1,310
Technology use rights	800
8,001

(b)           Operating lease

The Company acquired certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the year ended December 31, 2005, nine months ended September 30, 2005 and 2006 and the year ended September 30, 2007 were RMB2,134, RMB1,847(unaudited), RMB2,768 and RMB13,562, respectively.

As of September 30, 2007, the Company was obligated under operating leases requiring minimum rental as follows:

RMB
Year ending September 30,

2008	4,075
2009	1,221
2010	851
2011	746
2012	615
Thereafter	10,938
18,446

23.	COMMITMENTS AND CONTINGENCIES - Continued

(c)          On March 6, 2006, Changrong entered into a contract with the Corn Research Institution of Jilin Academy of Agricultural Science to pay RMB5,000 every year from 2006 to 2016 for research and development activities.

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

24.	SUBSEQUENT EVENT

No material subsequent event occurred subsequent to September 30, 2007.

25.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, debt securities, accounts receivable and accounts payable are reasonable estimates of their fair value. All the financial instruments are for trade purposes.

When the convertible notes are issued, the fair value of the convertible bond is determined using a market interest rate; this amount is carried as liability on the amortized cost basis until expiration of the Notes.

26.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s main products include hybrid corn, rice and cotton seeds, which have been organized as one reporting segment since they have similar nature and production procedures, with similar economic characteristics. The Company’s chief operating decision maker, the Chief Executive Officer, receives and reviews the result of the operation for all products as a whole when making decisions about allocating resources and assessing performance of the Company. In accordance with SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”, the Company is not required to report the segment information for the products as it is impractical to do so.

All of the Company’s sales and all of the Company’s long-lived assets are located in the PRC.

The Company had no customers which accounted for 10% or more of the Company’s revenues for any of the years presented in the consolidated financial statements.

27.	OPERATING RISK

Concentrations of credit risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and debt securities. The Company maintains its cash and cash equivalents and debt securities with high-quality institutions. Deposits placed with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and therefore bear minimal risk.

Country risk

The Company has significant investments in PRC. The operating results of the Company may be adversely affected by changes in the political and social conditions in PRC and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.