Form 20-F
period 2008-09-30
Origin Agritech LTD
filed 2009-03-25
CIK 1321851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ____ _______ to ____ _______.

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,013,692 ordinary shares.

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

☐ Yes          ☒  No

ORIGIN AGRITECH LIMITED

TABLE OF CONTENTS

EX-4.38 RENMINBI CAPITAL LOAN CONTRACT DATED JULY 6, 2008
EX-4.39 MORTGAGE CONTRACT DATED JULY 6, 2008
EX-4.40 RENMINBI CAPITAL LOAN CONTRACT DATED JULY 25, 2008
EX-4.41 GUARANTEE CONTRACT DATED JULY 25, 2008
EX-4.42 RENMINBI CAPITAL LOAN CONTRACT DATED SEPTEMBER 29, 2008
EX-4.43 GUARANTEE CONTRACT DATED SEPTEMBER 29, 2008
EX-4.44 RENMINBI CAPITAL LOAN CONTRACT DATED NOVEMBER 18, 2008
EX-4.45 MORTGAGE CONTRACT DATED NOVEMBER 18, 2008
EX-4.46 GUARANTEE CONTRACT DATED NOVEMBER 13, 2008
EX-4.47 RENMINBI CAPITAL LOAN CONTRACT DATED NOVEMBER 13, 2008
EX-8.1 UPDATED LIST OF SUBSIDIARIES
EX-12.1 CEO CERTIFICATION
EX-12.2 CFO CERTIFICATION
EX-13.1 CEO CERTIFICATION PURSUANT TO SECTION 906
EX-13.2 CFO CERTIFICATION PURSUANT TO SECTION 906
EX-15.1 CONSENT OF BDO TO S-8

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

•
“last year,” “fiscal year 2008,” “the year ended September 30, 2008” and “the fiscal year ended September 30, 2008” refer to the twelve months ended September 30, 2008, which is the period covered by this Annual Report;

•
all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and

•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares.

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

•	our plans to license or co-develop any seed product or technology;

•	our plans regarding any future business combination or business acquisition;

•	PRC and other international governmental policies and regulations relating to the crop seed industry;

•	our plans to expand our business level or corporate level operations and product offerings;

•	the likelihood of recurrence of accounting charges or impairments;

•	expected changes in the respective component shares of our revenue streams from our business operations or other sources;

•	competition in the crop seed industry in China and other international markets;

•	the future development of the crop seed industry in China and other international markets;

•	our plans for current staffing requirements, research and development and regional business focus;

•	our ability to successfully raise capital at inexpensive levels to accommodate growing company needs;

•	the adequacy of our facilities for our future operations; and

•	other “forward-looking” information.

We believe it is important to communicate our expectations to our shareholders. However, there may be certain events in the future that we are not able to predict with accuracy or over which we have no control. The risk factors and cautionary language discussed in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations in these forward-looking statements, including among other things:

•	changing interpretations of generally accepted accounting principles and the adoption or use of international accounting standards in the future;

•	outcomes of the PRC and other international government reviews, inquiries, investigations and related litigation;

•	continued compliance with the PRC and other international government regulations;

•	legislative and regulatory environments, requirements or changes adversely affecting the businesses in which we and our PRC operating companies are engaged;

•	fluctuations in the PRC or international customer demand;

•	management of rapid growth of our business;

•	timing of approval and market acceptance of new products;

•	general economic conditions in the PRC and worldwide; and

•	geopolitical events and regulatory changes.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data .

The following selected consolidated financial information has been derived from our fiscal year end consolidated financial statements. The following information should be read in conjunction with those statements and Item 5, “Operating and Financial Review and Prospects.” Our summary consolidated statements of operations and comprehensive income data for the nine months ended September 30, 2006 and the years ended September 30, 2007 and 2008 and our summary consolidated balance sheet data as of September 30, 2007 and 2008, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report. The summary statement of operations and comprehensive income data for the years ended December 31, 2004 and 2005, and the summary balance sheet data as of December 31, 2004, 2005, and 2006, set forth below are derived from our audited consolidated financial statements not included herein.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

(in thousands, except share data)	For the year ended December 31,		For the nine months ended September 30,	For the year ended September 30,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$(1)
Consolidated statement of operations and comprehensive income data:
Net revenues	301,520	207,291	522,999	489,379	513,490	75,625
Cost of revenues	(178,313)	(129,162)	(362,982)	(462,852)	(404,795)	(59,617)
Gross profit	123,207	78,129	160,017	26,527	108,695	16,008
Selling and marketing	(20,390)	(27,037)	(49,651)	(57,994)	(53,203)	(7,836)
General and administrative	(24,149)	(28,983)	(40,933)	(92,246)	(73,355)	(10,805)
Research and development	(6,774)	(6,977)	(13,144)	(28,441)	(24,513)	(3,610)
Total operating expenses	(51,313)	(62,997)	(103,728)	(178,681)	(151,071)	(22,251)
Other operating income	-	2,309	-	-	-	-
Income from operations	71,894	17,441	56,289	(152,154)	(42,376)	(6,243)
Interest income	371	886	8,783	10,942	5,199	766
Interest expenses	(831)	(1,829)	(5,005)	(21,697)	(36,939)	(5,439)
Other income (expense)	149	300	2,893	1,312	628	93
Equity in earnings of associated company	1,925	879	12,828	(669)	7,702	1,134
Changes in the fair value of embedded derivatives	-	-	-	12,601	20,229	2,979
Income before income taxes	73,508	17,677	75,788	(149,665)	(45,557)	(6,710)
Income tax	(7,698)	(1,405)	(367)	49	3,995	588
Income before minority interests	65,810	16,272	75,421	(149,616)	(41,562)	(6,122)
Minority interests	(351)	137	910	(13,584)	(1,724)	(254)
Net income	65,459	16,409	76,331	(163,200)	(43,286)	(6,376)

Income attributable to ordinary shareholders	65,459	16,409	76,331	(163,200)	(43,286)	(6,376)
Net income per share:
Basic	6.55	1.52	3.25	(7.01)	(1.88)	(0.27)
Diluted	6.55	1.46	3.03	(7.01)	(1.88)	(0.27)
Shares used in computation:
Basic	10,000,000	10,786,719	23,472,910	23,268,062	22,987,270	22,987,270
Diluted	10,000,000	11,220,157	25,187,753	23,268,062	22,987,270	22,987,270

(in thousands)	December 31,		September 30,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated balance sheet data:
Cash and cash equivalents	68,848	237,828	140,953	162,314	102,263	15,061
Current working capital(2)	51,897	149,610	208,809	294,976	77,966	11,482
Total assets	416,384	798,769	984,126	1,110,983	894,296	131,710
Deferred revenue	37,921	181,583	24,101	23,238	34,848	5,132
Total current liabilities	273,002	499,616	509,631	499,347	487,576	71,810
Total liabilities	275,874	504,368	512,511	765,291	591,048	87,049
Minority interests	3,534	3,234	13,049	48,775	39,224	5,777
Total shareholders’ equity	136,976	291,167	458,566	296,917	264,024	38,884

(1) Translations of RMB amounts for the twelve months ended September 30, 2008 into U.S. dollars were made at a rate of RMB6.7899 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2008.

(2) Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York through December 31, 2008 and the State Administration of Foreign Exchange as of January 1, 2009. As of December 31, 2008, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates.  Unless otherwise noted, for years ended December 31, 2004 and 2005, the nine months ended September 30, 2006 and the twelve months ended September 30, 2007 and 2008, all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB8.2765, RMB8.0702, RMB7.904, RMB7.4928 and RMB6.7899 per US $1.00, respectively, which were the prevailing year or period end rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008.  As of December 31, 2008, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates.  As of January 1, 2009, the source of the rats is the State Administration of Foreign Exchange in China.

	Average(1)	High	Low	Period-end
	(RMB per $1.00)
2004	8.2768	8.2774	8.2764	8.2766
2005	8.1940	8.2765	8.0702	8.0920
2006	7.9723	8.0702	7.8041	7.9040
2007	7.5196	7.5540	7.4928	7.4928
2008
September	6.8307	6.8510	6.7810	6.7899
October	6.8358	6.8521	6.8171	6.8388
November	6.8281	6.8373	6.8220	6.8254
December	6.8539	6.8842	6.8225	6.8225
2009 January	6.8382	6.8399	6.8360	6.8380
February	6.8357	6.8399	6.8327	6.8379
March (through March 10)	6.8375	6.8395	6.8355	6.8358

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and indebtedness.

Not Applicable

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

Risks relating to our business

If we do not manage our growth successfully, our growth and chances for profitability may be hindered or impeded.

We have expanded our operations rapidly during the last several years, and we plan further expansion with new seed products and increased and enhanced distribution channels and expansion into existing or new markets and new lines of business. This expansion has created significant demands on our corporate administrative, operational and financial personnel and other human resources and on our cash flow needs and the requirement for additional working capital. Our current resources may not be adequate to support further expansion and diversification. In addition, ongoing industry factors such as overproduction or governmental policy changes may hinder our cash flow as our margins and sales may be adversely affected.

We require short-term financing to fund our working capital, especially due to the seasonal nature of our business.

The nature of the agricultural seed production industry involves expenses and revenue cycles that are seasonal in nature. In our fiscal year third quarter, we may face costs that are in excess of our cash flow sources. The advance payments made to our seed producing farmers may exceed the amount of deposits received from our customers. The exact timing of these deposit payments is dependant on the Chinese lunar calendar, which varies from one calendar year to the next. As a result, we have customarily relied upon short term bridge loans to cover our expenses pending receipt of cash payment from farmers at the time of seed purchases. For example, our short-term debt decreased from RMB268.40 million (US$35.82 million) on September 30, 2007 to RMB163.94 million (US$24.15 million) on September 30, 2008.  Although we have historically had access to sufficient financing to manage these cash flow cycles, we cannot be certain that we will be able to obtain sufficient debt financing on terms that are satisfactory to us to maintain consistent operating results given changing credit conditions worldwide. Downgrades in our credit rating, tightening of related financing markets or other limitations on our ability to access short-term financing would increase our interest costs and adversely affect our operating results.

It is difficult to predict our future performance because our revenues and operating results fluctuate significantly from period to period due in part to the nature of our business.

Our operating results may fluctuate due to a number of factors, many of which are beyond our control. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical rates. Our operating results in future quarters may fall below expectations. The industry in which we operate is seasonal in nature. The sales season of corn, rice and cotton seed lasts from October to June; the sales season of canola seed lasts from July to September. We generally do not have significant sales revenue from July to September, which results in cyclical changes of our cash flow and operating activities. As a result, if we are unable to generate sufficient working capital from cash flow from operations and working capital facilities, we may encounter liquidity difficulties from the period of July through September, which may harm our operations. The seasonal nature of our business causes our operating results to fluctuate from quarter to quarter. Any unexpected seasonal or other fluctuations could cause the price of our common stock to fall. As a result, you may not rely on comparisons of our quarterly operating results as an indication of our future performance.

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

Aged inventory may result in an increase of our expenses and cause operating losses.

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

As a result of the measurement in the market value of inventory, we wrote off a portion of our seed inventory of RMB30.82 (US$4.54 million) as of September 30, 2008. This was a decrease of 60.10% from RMB77.24 million (US$ 10.31 million) as at September 30, 2007.

If we are unable to estimate our customers future needs accurately and to match our production to the demand of our direct customers, our business, financial condition and results of operations may be adversely affected.

Due to the nature of the crop seed industry, we normally produce seeds according to our production plan before we sell and deliver crop seeds to distributors, which are our direct customers. Chinese farmers, the end users of our crop seed, generally make purchasing decisions for our products based on market prices, economic and weather conditions and other factors that we and our distributors may not be able to anticipate accurately in advance. If we fail to accurately estimate the volume and types of products sought by farmers and otherwise adequately manage production amounts, we may produce more seeds that are not in demand by our distributors resulting in aged seeds. In the event we decide not to sell the aged seeds due to our concerns about the quality of these seeds, the aged inventory could eventually be sold as crop for end uses at greatly reduced prices than seeds. Aged inventory could result in asset impairment, in which case we would suffer a loss and incur an increase in our operating expenses. On the other hand, if we underestimate demand, we may not able to satisfy our distributors’ demand for crop seeds, and thus damage our customer relations and end-user loyalty. Our failure to estimate farmers’ future needs and to match our production to the demand of our direct customers may adversely affect our business, financial condition and results of operations. In addition, inadequate distributor liquidity could affect distributors’ ability to pay for our products and, therefore, affect our sales or our ability to collect on our receivables.

The successful development and commercialization of our biotech pipeline products will be necessary for our growth.

We conduct our own research and development efforts for genetically modified seeds, and we have entered into agreements with the Chinese Academy of Science and the China Agricultural Academy of Science in the PRC working on genetic modifications that give us the right to market the seeds they develop. However, there can be no assurance that these efforts will be successful in producing improved seed varieties. Commercial success frequently depends on being the first company to enter the market. The length of time and the risk associated with the breeding and biotech pipelines are similar and interlinked because both are required as a package for commercial success in markets where biotech traits are approved for growers. Regulatory requirements affect the development of our biotech products, including the GM crop testing of seeds containing the biotech traits, which could harm our business and results of operations if regulations are not satisfied. The testing procedures can be lengthy and costly, with no guarantee of success. It could have an adverse effect on our operations if our genetically modified products are unable to pass the safety evaluation of genetically modified agricultural organisms.

There has been a worldwide increase in the development and application of genetically modified agricultural products to increase the quality and quantity of crop yields. However, the production and commercial sale of genetically modified corn seeds is not currently allowed in China, and we still rely upon traditional methods of creating crop seed hybrids to develop new products. If government policies change to allow genetically modified corn seeds, demand may develop for these products, and we expect that we will need to produce genetically modified products to meet customer demands. There is a risk that our current steps to respond to the potential competitive threat posed by genetically modified agricultural products, including our research and development activities with respect to genetically modified crop seeds, may not enable us to compete successfully.

The uncertainty in the government regulation of genetic technology and genetically modified, or GM, agricultural products could have an adverse effect on our business.

We continue to undertake a transition from a conventional seed company to an agricultural biotechnology company. However, the genetically modified product is controversial, and it has not yet been widely accepted in many regions of the world, including China. Since the Chinese government approved the commercial planting of GM cotton in 1997, the government has not approved any GM crops for commercial cultivation. The uncertainty in the government regulation of genetic technology and the timing of regulatory implementation and of the approval process could have an adverse effect on our business development strategy and our ability to develop new seeds that may provide us with better margins.

The global competition in biotechnology will affect our business.

We believe we are a leader in biotechnology in China since we initiated our own biotechnology research program many years ago and we have built the first internal biotech research center among Chinese companies. However, if and when multinational corporations engaged in the crop seed business expand into the agricultural market in China in the future, they may have more advanced technology or may market genetically modified seed more successfully than us. The major multinational competitors have a long operating history in the research and commercialization of the genetically modified crop seeds and have strong intellectual property estates supporting the use of biotechnology to enhance products. They are making considerable investments in new biotechnology products. These significant competitive advantages could cause our existing or candidate products to become less competitive, and adversely affecting our operations.

The degree of public acceptance or perceived public acceptance of our biotechnology products can affect our operations.

Although all of the genetically modified products must go through rigorous testing, some opponents of the technology actively raise public concern about the potential for adverse effects of our products on human or animal health, other plants and the environment. The potential for adventitious presence of commercial biotechnology traits in conventional seed, or in the grain or products produced from conventional or organic crops, is another factor that could affect general public acceptance of these traits. Public concern can affect the timing of, and whether we are able to obtain, government approvals. Even after approvals are granted, public concern may lead to increased regulation or legislation, which could affect our business and operations, and may adversely affect sales of our products to farmers, due to their concerns about available markets for the sale of crops or other products derived from biotechnology.

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

The following table sets forth the amount and percentage of our revenues resulting from licensed hybrid seeds as compared to our internally developed proprietary hybrid seeds for the periods listed:

	Twelve Months Ended September 30, 2006	Year Ended September 30, 2007	Year Ended September 30, 2008
Revenue resulting from licensed hybrid seeds	$58,572,673	$52,052,737	$52,023,150
Percentage of our total seed revenue resulting from licensed hybrid seeds	88.52%	79.7%	68.79%
Revenue resulting from internally developed proprietary hybrid seeds	$7,596,282	$13,260,433	$23,603,275
Percentage of our total seed revenue resulting from internally developed proprietary hybrid seeds	11.48%	20.3%	31.21%

We sell a majority of seeds developed and produced under our license agreements with the Corn Research Institute Li County, Hebei Province (now Shijiazhuang Liyu Technology Development Co., Ltd.) and the Henan Agricultural University, which we collectively refer to as the significant licensors, as set forth in the table below.

	Twelve Months Ended September 30, 2006	Year Ended September 30, 2007	Year Ended September 30, 2008
Revenue resulting from hybrid seeds developed and produced under our license agreements with the significant licensors	$22,510,678	$17,101,856	$24,938,593
Percentage of our total seed revenue resulting from hybrid seeds developed and produced under our license agreements with the significant licensors	34.02%	26.18%	32.98%

If we are not able to develop and produce the licensed seed products or if the current license agreements are terminated or if we are unable to renew some of these license agreements on commercially reasonable terms or at all, we will suffer a substantial loss of revenue and will suffer substantial losses, and our financial condition and results of operations may be adversely affected.

We have a limited operating history and are subject to the risks of any growing enterprise, any one of which could limit our growth and our product and market development.

Our limited operating history makes it difficult to predict how our businesses will develop. Accordingly, we face all of the risks and uncertainties encountered by companies in earlier stages to development and initial expansion, such as:

•	uncertain and continued market acceptance for our product extensions and our services;

•
the evolving nature of the crop seed industry in the PRC, where significant consolidation is likely to occur, leading to the formation of companies which are better able to compete with us than is currently the case;

•	changing competitive conditions, technological advances or customer preferences could harm sales of our products or services.

•	maintaining our competitive position in the PRC and competing with Chinese and international companies, many of which have longer operating histories and greater financial resources than us;

•	continuing to offer commercially successful products to attract and retain a larger base of direct customers and ultimate users;

•	retaining access to the farmland we currently use for production of our products and obtaining access to additional farmland for expansion;

•	continuing our existing arrangements with production farms that grow our seed products and entering into new arrangements with additional production farms;

•	maintaining effective control of our costs and expenses; and

•	retaining our management and skilled technical staff and recruiting additional key employees.

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

Due to our size and limited operating history, our success depends to a large extent upon the continued service of a few executive officers and key employees, including:

•	Dr. Gengchen Han, our Chairman of the Board;

•	Liang Yuan, our Chief Executive Officer and President; and

•	Yasheng Yang, our Vice Chairman and Acting Chief Financial Officer.

The loss of the services of one or more of these key employees would have an adverse effect on us and our PRC operating subsidiaries, as each of these individuals played and continues to play a significant role in developing and executing our overall business plan and maintaining customer relationships and proprietary technology systems. While none of these key personnel is irreplaceable, the loss of the services of any of these individuals would be disruptive to our business. We believe that our overall future success depends in large part upon our ability to attract and retain highly skilled managerial and marketing personnel. There is no assurance that we will be successful in attracting and retaining such personnel on terms acceptable to them. Inadequate personnel will limit our growth, and will be seen as a detriment to our prospects, leading potentially to a loss in value for investors.

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

Intellectual property rights are important to our business. We endeavor to obtain and protect our intellectual property rights where our products are produced. However, we may be unable to obtain protection for our intellectual property. Even if protection is obtained, competitors, growers or others in the chain of commerce may raise legal challenges to our rights or illegally infringe on our rights, including through means that may be difficult to prevent, detect or defend. In addition, because of the rapid pace of technological change and the confidentiality of patent applications in some jurisdictions, competitors may be issued patents from applications that were unknown to us prior to issuance. These patents could reduce the value of our commercial or pipeline products or, to the extent they cover key technologies on which we have unknowingly relied, require that we seek to obtain licenses at a financial cost to us or cease using the technology, no matter how valuable the patents may be to our business. We cannot assure you we would be able to obtain such licenses on acceptable terms. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. There is a risk that the outcome of such potential litigation will not be in our favor. Such litigation may be costly and may divert management attention as well as expend other resources which could otherwise have been devoted to our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover such costs from other parties. The occurrence of any of the foregoing may harm our business, results of operations and financial condition.

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

The ability of our crop seed business to be profitable depends on recurring and sustained reorders by farmers in China. Reorder rates are inherently uncertain due to several factors, many of which are outside our control. These include changing customer preferences, competitive price pressures, failure to develop acceptable new products, development of higher quality products by competitors and general economic conditions.

Our single business line of crop seed development and production does not permit us to spread our business risks among different business segments and, thus, a disruption in our seed production or the industry would harm us more immediately and directly.

We operate mainly in the crop seed business. Without business line diversity, we will not be able to spread the risk of our operations. Therefore, our business opportunities, revenues and income could be more immediately and directly affected by disruptions from such things as drought and disease or widespread problems affecting the industry, such as limited farmer credit, payment disruptions and customer rejection of genetically modified crop seeds. If there is a disruption as described above, our revenues and income will be reduced, and our business operations may have to be scaled back.

We are particularly dependent on revenue from our corn seed products and, therefore, our operating results could be disproportionately and negatively impacted if we are unable to sell a sufficient amount of corn seed at satisfactory margins.

For the fiscal year ended September 30, 2008, corn seed sales constituted approximately 70.98% of our revenues, as compared to 74.36% for the year ended September 30, 2007. Our dependence on the corn seed market makes us particularly vulnerable to negative market changes that may occur in this product line. In particular, if demand for our corn seed generally decreases or if industry supply exceeds demand, prices will be driven downward and our margins will be negatively impacted, which would have an adverse effect on our business, results of operations and financial condition.

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

If we fail to introduce and commercialize new crop seed varieties, we will not be able to recover research, development and other costs associated with such activities and, thus, our future sales will be harmed.

We cannot guarantee that the performance of our new crop seed varieties, whether licensed or proprietary, will meet our and our customers’ expectations, or that we will be able to introduce and commercialize specific seed varieties. Reorder rates are uncertain due to several factors, many of which are beyond our control. These include changing customer preferences, competitive price pressures, our failure to develop new products to meet the evolving demands of farmers in China, the development of higher-quality products by our competitors, and general economic conditions. In addition, farmers generally need time to learn about new seed varieties. Their traditional planting experience may also make it difficult for them to adapt to the new varieties. The process for new products to gain market recognition and acceptance is long and has uncertainties. If we fail to introduce and commercialize a new seed variety that meets the demand of farmers in China, if our competitors develop products that are favored by farmers in China, or if we are unable to produce our existing products in sufficient quantities, our growth prospects may be materially and adversely affected and our revenues may decline.

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

We have multiple license agreements for designated seed products in relation to exclusive production and marketing within China. Our license agreements with Hubei Province Shiyan Agricultural Sciences Institute and Handan Agricultural Academy each have terms expiring on July 1, 2011, respectively. In addition, under the technical service agreements originally dated December 25, 2004, and renewed in  2007, Origin Biotechnology will provide technical research, production and distribution services. In return, Beijing Origin is required to pay Origin Biotechnology a service fee calculated according to the weight of corn, rice, and cotton seeds sold by the Beijing Origin.  Either party has the right to terminate the agreement if it does not desire to renew the provisions thereof at the expiration of the term. There is no guarantee that any of these agreements upon which we or our subsidiaries depend for licensing and technical services will be renewed. Moreover, there is no assurance that any steps we have already taken or might take in the future will ensure the successful renewal of any or all our rights or the granting of further new rights or that the terms of any renewals of our rights would not be significantly less favorable to us than the terms of our current rights under these agreements.

We may be exposed to product quality claims, which may cause us to incur substantial legal expenses and, if determined adversely against us, may cause us to pay significant damage awards.

The performance of our seeds depends on climate, geographical areas, cultivation method, farmers’ degree of knowledge and other factors in addition to genetic traits and the quality of our seeds. Natural disasters may also affect the performance of our seeds, particularly when farmers are not able to timely and effectively respond to those disasters. Furthermore, the cultivability of some farmland is deteriorating by toxic and hazardous materials due to farmers’ overuse of chemical herbicides. These factors generally result in underproduction. However, farmers generally attribute underproduction to seed quality. We may be subject to legal proceedings and claims from time to time relating to our seed quality. The defense of these proceedings and claims can be both costly and time consuming and may significantly divert efforts and resources of our management personnel. An adverse determination in any such proceeding could subject us to significant liability and damage our market reputation and prevent us from achieving increased sales and market share. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase of our products.

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

We have limited business insurance coverage in China.

PRC insurance companies do not offer extensive business insurance products. As a result, we have very limited business liability, business disruption insurance, or product liability coverage for our operations in China. We have determined that the difficulties associated with acquiring such insurance on commercially acceptable terms makes it impractical for us to obtain such coverage. Any business disruption, litigation or natural disaster could result in our incurring substantial costs and the diversion of our resources, and could adversely affect our operations and financial condition.

We rely on our network of approximately 110,000 farmers for the production of our crop seed products. Although our relationship with those farmers has been stable in the past, there are no assurances that those relationships will remain stable in the future. Instability of this kind could limit the amount of seed products available to us for sale to customers and threaten customer loyalty.

We believe we maintain a favorable relationship with the farmers in our seed production network. In addition, the fact that we rely on a large number of farmers to produce crop seeds means that not one or even several farmers can, acting independently, adversely affect our business. However, events such as a shift in pricing caused by an increase in the value of commodity food crops other than seed crops, increase in land prices or competition could disrupt our chain of supply. Any of these disruptions could limit the supply of seeds that we obtain in any given year, adversely affecting supply and thereby lowering revenues in the subsequent marketing season. Such disruption could also damage our distributor relationships and farmer loyalty to us if we cannot supply the quantity of seed expected by them.

We rely on license and technical service agreements which have imminent expiration dates and there is no assurance that we will be able to renew these agreements.

We have multiple license agreements for designated seed products in relation to exclusive production and marketing within China. Our license agreements with Hubei Province Shiyan Agricultural Sciences Institute and Handan Agricultural Academy each have terms expiring on July 1, 2011, respectively. In addition, under the technical service agreements originally dated December 25, 2004, and renewed in 2007.  Under the terms of the agreement, Origin Biotechnology will provide technical research, production and distribution services. In return, Beijing Origin is required to pay Origin Biotechnology a service fee calculated according to the weight of corn, rice, and cotton seeds sold by the Beijing Origin. The initial term of each of these technical services agreements is three years and either party has the right to terminate the agreement if it does not desire to renew the provisions thereof at the expiration of the term. There is no guarantee that any of these agreement upon which we or our subsidiaries depend for licensing and technical services will be renewed. Moreover, there is no assurance that any steps we have already taken or might take in the future will ensure the successful renewal of any or all our rights or the granting of further new rights or that the terms of any renewals of our rights would not be significantly less favorable to us than the terms of our current rights under these agreements.

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

In the course of preparing our consolidated financial statements for the twelve months ended September 30, 2008, a material weakness in our internal control over financial reporting was noted. If we fail to implement, achieve and maintain an effective system of internal controls, we may be unable to accurately report our financial results, and investor confidence and the market price of our shares may be adversely impacted.

We became subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the fiscal year ended September 30, 2007, which requires us to set out a management report containing an assessment of our internal controls over financial reporting in our Annual Report. It also requires an independent registered public accounting firm to attest to and report on the effectiveness of our internal controls over financial reporting.  While a material weakness was reported in our financial statements for September 30, 2007, this issue related to the application of derivative accounting was remediated.

In preparing our consolidated financial statements for September 30, 2008, a material weakness in our internal control over financial reporting was identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weakness identified primarily related to the retention of proper documentation for the revenue, purchase, and inventory transaction cycles to support the complete accuracy of respective financial information for one of our subsidiaries, Jilin Changrong Hi-Tech Seed Company Limited.  Our subsidiary company Jilin Changrong Hi-Tech Seed Company Limited is in the first year of auditing with respect to Sarbanes-Oxley Act of 2002.

We have already planned for the complete remediation of the above issue in 2008 by seeking people with expertise in this aspect. We cannot be certain that this measure will resolve our issue, and, if we fail to timely achieve and maintain the adequacy of our internal controls, we may continue to be unable to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404.

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

Certain of our current outstanding credit agreements contain financial and operating covenants that limit our management’s discretion with respect to certain business matters. Among other things, these covenants require us to  restrict our ability and our subsidiaries’ ability to incur additional debt, create liens or other encumbrances, change the nature of our business, pay dividends, sell or otherwise dispose of assets, and merge or consolidate with other entities. Any failure by us or our subsidiaries to comply with these agreements could harm our business, financial condition and operating results.

Risks relating to our industry

The Chinese agricultural market is highly competitive and our growth and results of operations may be adversely affected if we are unable to compete effectively.

The agricultural market in China is highly fragmented, largely regional and competitive and we expect competition to increase and intensify within the sector. We face significant competition in our crop seed business. Our competitors may have greater financial, research and development resources than we have. Competition may also develop from consolidation or other market forces within the crop seed industry in China, and the privatization of crop seed producers that are currently operated by the local governments in China. According to the Opinion on Enhancement of Market Supervision regarding Seed Administration Reform issued by the General Office of the PRC State Council in May 2006, the agricultural administrative offices of local government were required to separate their governmental administrative functions from seed production activities by the end of June 2007 and, therefore, there may be more privately-owned seed companies in the future. Our competitors may be better able to take advantage of industry consolidation and acquisition opportunities than us. The reform and restructuring of state-owned equity in seed enterprises will likely lead to the reallocation of market share in the seed industry, and our competitors may increase their market share by participating in the restructuring of the state-owned seed companies. Such privatization would likely mean that these producers will need to develop more efficient and commercially viable business models in order to survive. In addition, the PRC government currently restricts foreign ownership of any domestic seed development and production business to no more than 49%. When and if such restrictions are lifted, multinational corporations engaged in the seed business may expand into the agricultural market in China. These companies have significantly greater financial, technological and other resources than us and may become our major competitors in China. In particular, our industry was affected by a widespread overproduction during the last year. As a result, supply of certain of our products exceeded demand for those products and, as a result, market prices were reduced and our margins and revenues were negatively impacted. If this trend continues in future years, we may be unable to successfully compete in our industry, especially if our competitors can produce and distribute seeds at a lower cost than us. As competition intensifies, our margins may continue to be compressed by more competitive pricing in the short term and may also to be compressed in the long term and we may lose our market share and experience a negative impact on our margins, revenues and results of operations.

China’s commitments to the World Trade Organization may intensify competition.

In connection with its accession to the World Trade Organization, China made many commitments including opening its markets to foreign products, allowing foreign companies to conduct distribution businesses within China, and reducing customs duties. Foreign manufacturers may begin to manufacture competing seeds, both non-genetically modified and genetically modified and ship their products or establish manufacturing facilities in China. Competition from foreign companies may reduce our current profit margins, and hence our business results may suffer.

Natural or man-made disasters could damage seed production, which would cause us to suffer production losses and material reduction of revenues.

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

We have access to approximately 4000 hectares of farmland in two provinces mainly through contractual arrangements with farmers. As we are legally prohibited from owning farmland, we typically enter into a seed production agreement with such farmer. These production agreements to produce crop seeds are typically one year in length , covering one growing season. In the event that prices for other crops increase, these farmers may decide to farm other crops in breach of our seed production agreements with them. If we are unable to find new villages collectives willing to produce crop seeds for us, our business and results of operations would be materially and adversely affected. Any of these disruptions could materially and adversely affect our supply of crop seeds and our revenues. Such disruptions could also damage distributor relationships and farmer loyalty if we cannot supply them with the quantities and varieties of seeds that they expect.

Crop seed prices and sales volumes may decrease in any given year with a corresponding reduction in sales, margins and results of operations.

In the recent past, there has been some elements of instability as a result of the privatization of state crop seed producers and because of the worldwide economic situation. There may be other periods of instability in the future during which commodity prices and sales volumes might fluctuate greatly. Commodities can be affected by general economic conditions, weather, disease and aspects of demand such as financing, competition and trade restrictions. Although we have followed a branded product strategy to differentiate our products from those of other crop seed producers, the crop seed market continues to behave as a commodity market. As a result, the price that we are able to demand for our seeds is somewhat dependent on the size of the supply of our seeds and the seeds of other producers. Therefore, the potential exists for fluctuation in supply and, consequently, in price, in our own markets, even in the absence of significant external events that might cause volatility. As a result, the amount of revenue that we receive in any given year is subject to change. Because decisions are made regarding the level of production prior to the time that the volume of orders and the market price for those orders is known, it is possible that we will have too much or not enough product available, each with the attendant impact on revenues, margins and results of operations.

In recent years, prices of our crop seed products in China have been declining.

The ability of our operations to be profitable is affected by the selling prices of our products. We benchmark the prices of our crop seed products against the prevailing domestic market prices of crop seed products of similar quality and attributes. Historically, prices of crop seed products in China have fluctuated due to changes in supply and demand. During the past five years, crop seed products in China have experienced a general price decline. If the prices for such products continue to decline in the future and we are unable sell more products and/or reduce our cost of sales, our revenues will decrease and our ability to generate operating results at historical levels will be adversely affected.

We may face increased regulatory risks with respect to our recent expansion into Vietnam.

In connection with certain of our recent acquisition and seed approval activities, including particular investments in rice seed varieties applicable to the soil conditions in Southeast Asia, we have begun to develop a limited market among farmers in Vietnam for our rice hybrid products. We expect to continue to expand our business into Vietnam in the future. We may face material financial, business, and legal risks with respect to our expansion into Vietnam given that our business and operating results may be adversely affected by changes in the political and social conditions in Vietnam and by changes in Vietnamese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things.

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

There is the risk, however, that a consigning shareholder will not fulfill its obligations under the stock consignment agreement. In that event, we may need to resort to the PRC courts to have our rights under the applicable agreement enforced. Such enforcement will cause us to incur legal expenses. In addition, while a case is pending there will be uncertainty regarding our rights as to the three PRC operating subsidiaries involved. In addition, a PRC court may decide not to enforce the agreements in whole or in part. To the extent these agreements are neither observed nor enforced as intended, the three PRC operating subsidiaries and Denong, which is approximately 97.62% owned by Beijing Origin, will not be controlled by us as intended, which will affect our enterprise value and restrict our ability to obtain the income and other rights of ownership associated with the consigned stock. It may also prevent the consolidation of our financial statements with the PRC operating subsidiaries, which would reduce the reported earnings of the consolidated companies. The uncertainty of ownership may also adversely affect the market value of our ordinary shares.

Whether or not a stock consignment agreement is terminated depends on the consensus of our board and the consignees. Any such termination could result in a possible loss of certain rights or assets held by us without receiving fair value in return.

The stock consignment agreements relating to our control of the stock of three of our PRC operating subsidiaries (not including Origin Biotechnology) may be terminated or extended after three years upon mutual agreement between us and the consignees. Three of the consignees, Messrs. Han, Yuan and Yang, also serve as our officers and/or directors. These three persons own, in the aggregate, 8,662,350 shares of our ordinary stock, or about 38% of our issued and outstanding ordinary stock. Holding this amount of stock will allow these officers to control or greatly influence the selection of directors and matters submitted to a vote of our shareholders, including voting to terminate the stock consignment agreements.

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

The following executive officers have entered into employment agreements which provide that they may terminate their respective employment agreements with us as a result of a change of control:

•	Dr. Gengchen Han, our Chairman of the Board;

•	Liang Yuan, our Chief Executive Officer and President; and

•	Yasheng Yang, our Vice Chairman and Acting Chief Financial Officer.

A change of control includes if any person other than us and/or any our officers or directors as of the date of the employment agreement acquires our securities other than from the executive or his affiliates (in one or more transactions), having 51% or more of the total voting power of all of our securities then outstanding. If the executive terminates his employment agreement due to a change of control, we must continue to pay the executive all payments, compensation and benefits pursuant to the terms of his employment agreement upon the earlier of two years from the date of termination or through the term of the employment agreement (each employment agreement has a term of three years commencing on January 1, 2009).

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

Our major production base is located at Linze County, Gansu Province, China. Seeds produced in that region are transported throughout China each year by railway, which we believe is currently the most cost-efficient means. With economic development in the region and throughout China, we believe the Northwest railway will provide insufficient capacity over time. As our volume of freight increases year by year, the seeds may have to be transported by other means if the railway cannot guarantee to carry the increasingly larger volume of freight. We may experience higher rail rates or the higher transportation costs of trucking our products. In such event, the production costs will increase correspondingly with the increase in transportation costs, which may adversely affect our business.

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

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at rates of 30% and 3%, respectively . In addition, an enterprise qualified as a “high and new technology enterprise,” including agricultural companies, located in certain specified high-tech zones was entitled to a preferential state EIT rate of 15% and could enjoy an exemption from the state EIT for the first three years since its establishment and a 50% reduction of the state EIT for the succeeding three years. The qualification of a “high and new technology enterprise” was subject to an annual or biennial evaluation by the relevant government authority in China. For example, Origin Biotechnology is entitled to a preferential tax rate of 15% as a new technology company, and was exempted from income tax for 2006 and 2007. Also Beijing Origin has been approved as a new technology enterprise and enjoys the reduced enterprise income tax rate of 15%.

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

Under the New Enterprise Income Tax Law, or the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Currently no official interpretation or application of this new “resident enterprise” classification is available; therefore it is unclear how tax authorities will determine tax residency based on the facts of each case. If the PRC tax authorities determine that our British Virgin Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. . Second, under the New EIT Law and its implementing rules dividends paid to holding companies outside of China which are “ resident enterprises will be subject to a 10% withholding tax. It is possible that future guidance issued with respect to the new “resident enterprise” classification could be applied to our British Virgin Islands sub-holding company with similar consequences.  Therefore, any dividends paid by our PRC subsidiaries may be subject to a 10% withholding obligation.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2008 and 2009 tax years and are evaluating appropriate organizational changes to avoid this treatment.

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

In recent years, the economy of China has experienced unprecedented growth.  As a result of the global financial crisis, this growth has slowed in the last six months, and if the growth of the economy continues to slow or if the economy contracts, our business will suffer a reduction in sales growth and expansion opportunities.

The rapid growth of the PRC economy has historically resulted in widespread growth opportunities in industries across China. As a result of the global financial crisis and the inability of enterprises to gain comparable access to the same amounts of capital available in past years, there may be an adverse effect on the business climate and growth of private enterprise in the PRC. Such a described economic slowdown could have an adverse effect on our sales and may increase our costs and efficiency. Conversely if economic growth slows, and if, in conjunction, inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

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

Also, our investors may not be able to obtain the benefits of the profits of the business generated in the PRC for other reasons. Relevant PRC laws and regulations permit payment of dividends only from accumulated profits , if any, determined in accordance with PRC accounting standards and regulations. Each of our subsidiaries and our affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the shareholders’ meeting or the board. These reserves are not distributable as cash dividends. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiary’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary and our affiliated entity to distribute dividends or other payments to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses or otherwise fund and conduct our business.

Pursuant to the new PRC enterprise income tax law to be effective on January 1, 2008, dividends payable by a foreign-invested enterprise, or FIE, including Origin Biotechnology to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. No such treaty currently exists with the British Virgin Islands or the United States.  Prior to 2008, dividend payments to foreign investors made by FIEs were exempted from PRC withholding tax.

Any fluctuations in exchange rates may adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Because our earnings and cash from operations are denominated in Renminbi, fluctuations in exchange rates between U.S. dollars and Renminbi will affect our balance sheet and earnings per share when stated in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results when reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The People’s Bank of China sets and publishes a daily base exchange rate. Prior to July 21, 2005, the People’s Bank of China set this rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. Effective from July 21, 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it continues to be pegged to a basket of currencies determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. For example, on July 21, 2005, the Renminbi was revalued against the US dollar to approximately RMB8.11 to the US dollar, representing an upward revaluation of 2.1% of the Renminbi against the US dollar, as compared to the exchange rate on the previous day. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-US dollar currencies from 1.5% to 3% to improve the flexibility of the new foreign exchange system. The exchange rate may become volatile, the Renminbi may be revalued further against the US dollar or other currencies or the Renminbi may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the US dollar or other currencies.  Fluctuations in the exchange rate will affect the relative value of any dividend we issue which will be exchanged into U.S. dollars, the value of any U.S. dollar denominated investments we make in the future and any earnings on such investments.

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

Foreign exchange transactions under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. If the PRC Operating Companies borrow in foreign currency from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance the PRC Operating Companies by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce or its local counterparts. These limitations could adversely affect the ability of the PRC Operating Companies to obtain foreign exchange through debt or equity financing, which could harm our ability to fund our operations or cause us to seek additional financing on terms that may not be favorable.

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

Nearly all of our assets and all of our operations are in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited precedential value. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with such economic matters as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The laws in the PRC differ from the laws in the United States and may afford less protection to our non-PRC shareholders.

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

On December 20, 2004, Chardan China Acquisition Corp., or Chardan, entered into a stock purchase agreement with State Harvest, and all the shareholders of State Harvest for Chardan’s acquisition of State Harvest. In connection with the acquisition, Chardan formed its wholly-owned subsidiary, Origin. On November 8, 2005, Chardan merged with and into Origin for the purpose of redomestication out of the United States. The redomestication merger was achieved by a one-for-one exchange of all the outstanding common stock of Chardan for ordinary stock of Origin, and the assumption of all the rights and obligations of Chardan by Origin. Immediately after the redomestication merger, Origin acquired all the common stock of State Harvest by the issuance of shares and payments of cash consideration to the shareholders of State Harvest or their designee. We may be subject to contingent tax liabilities in connection with the above share exchange transaction. As of September 30, 2008, such contingent tax liabilities could be in the range of RMB39.06 million to RMB64.22 million. Our account reflects the bottom end of the range and it is possible that Origin may have contingent higher tax liabilities.

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

We believe that we were not a PFIC for the taxable year 2008. However, there can be no assurance that we will not be a PFIC for the taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2008 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that produce, or are held for the production of, passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

We are engaged in the research, development, production, sale and distribution of hybrid crop seeds through our PRC operating subsidiaries in China, and we do not engage in minority investments except on a selective basis as a component of our strategy to expand our business. Currently, we own substantial minority investments in Biocentury Transgene (China) Co., Ltd., or Biocentury, and Liyu. We believe we are not an investment company within the meaning of Section 3(a)(1)(C) the Investment Company Act of 1940, or the US Investment Company Act, however, as a result of these and other investments, we could be deemed an investment company within the meaning of Section 3(a)(1)(C). We will monitor our assets on a quarterly basis and take all necessary steps in order to seek to ensure that we are not deemed an investment company within the meaning of Section 3(a)(1)(C) or otherwise are required to register as an investment company under the US Investment Company Act in the future. The steps we may need to take could include selling all or part of our minority investments in those companies, investing in a greater proportion of tangible assets relative to our total assets or acquiring control (as such term is defined in the US Investment Company Act) over those companies. Depending on timing and other factors, taking one or more of these steps may divert us from our strategy of expanding our business. If we are unable to take the necessary steps to avoid being inadvertently deemed an investment company or otherwise being required to register under the US Investment Company Act, we would not be able to offer our securities in the United States until we were no longer deemed an investment company under the US Investment Company Act. We could also be subject to other adverse consequences as a result thereof.

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

Three of our executive officers and directors, Messrs. Han, Yang and Yuan, own approximately 38% of our issued and outstanding ordinary shares. These three major shareholders may maintain significant control over the outcome of some corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our ordinary shares or prevent shareholders from realizing a premium over the market price for their ordinary shares. In addition, if these major shareholders choose to dispose of a material portion of our ordinary shares they hold, the prevailing market price of our securities may decline.

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

We reported a net loss for the fiscal year ended September 30, 2008.

As described in this Annual Report and our audited financial statements, we reported a net loss for the fiscal year ended September 30, 2008. Our reported results may reduce the market price of our ordinary shares. This may lead to an activation of material contractual clauses triggered under Origin’s loan and/or credit agreements which may cause origin to be in default or , which may harm Origin’s ability to access further necessary financing.

Certain insiders and major shareholders have substantial control over the company, and they could delay or prevent a change in our corporate control, even if our other shareholders wanted such a change to occur which may limit your ability to influence shareholder matters.

As of December 31, 2008, our executive officers, directors and principal shareholders and their affiliates beneficially owned 8,748,000 ordinary shares, or 37.49% of the outstanding shares of our company ordinary stock. These shareholders will be able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company and some transactions may be more difficult or impossible without the support of these shareholders. Furthermore, the interests of these major shareholders may conflict with those of other shareholders. We also conduct transactions with businesses in which our principal shareholders maintain interests. We believe that these transactions have been conducted on an arm’s length basis, but we cannot assure you that these transactions would have the same terms if conducted with unrelated third parties.

As we are required to repay our outstanding notes according to our note repurchase agreement, we may deplete our working capital and/or need to raise additional funds. Our failure to repay our notes, if required, could result in legal action against us.

According to the second note repurchase agreement signed January 19, 2009 for the 2007 private placement notes, the balance of the notes, as amended, are to be repurchased on December 31, 2009 at the rate of $104,000 for each $100,000 of principal amount. The current aggregate principal amount outstanding is $16.6 million. The trigger of certain redemption requirements, though significantly minimized, or any event of default under the indenture could require the principal amount of all notes, together with accrued interest thereon, to be immediately due and payable. For repayment, we may be required to use our working capital and/or raise additional funds. If we were unable to repay the notes when required, the holders could commence legal action against us to recover the amounts due. Any such action would have an adverse effect on our financial condition and results of operations.

Certain provisions in the indenture governing our notes could discourage an acquisition of us or an investment in us by a third party, even if the acquisition or investment would be favorable to you.

If we are a party to an “asset sale”, the holders of the notes have the right to require us to redeem the notes at their election shortly after they are notified of such a change. Any redemption under these circumstances may be at a premium of the outstanding principal amount of the notes, plus all accrued and unpaid interest. The restrictions on the types of transactions we can engage in and the participation rights we may have to offer in future financings may operate to discourage third parties from engaging in these transactions with us, even if those transactions would be beneficial to us and our shareholders.

Leverage and debt service obligations may adversely affect our cash flows.

We currently have short-term borrowings of approximately US$24.15 million.  The degree to which we are leveraged could, among other things:

•	require us to dedicate a substantial portion of our near term cash flows from operations and other capital resources to debt service, especially if the notes are not converted into ordinary shares;

•	make it difficult for us to obtain necessary financing in the future for working capital, acquisitions or other purposes on favorable terms, if at all;

•	make us more vulnerable to industry downturns and competitive pressures; and

•	limit our flexibility in planning for, or reacting to changes in, our business.

Our ability to meet our debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

The issuance of shares may result in dilution and may depress the market price of our ordinary stock.

As of September 30, 2008, we had 23,013,692 shares of ordinary stock issued and outstanding and options to acquire 1,116,156 ordinary shares. If the outstanding convertible securities are exercised or converted, our ordinary shareholders may experience substantial dilution and the market price of our shares of ordinary stock could decline. Further, the perception that such convertible securities might be exercised or converted could adversely affect the market price of our shares of ordinary stock. In addition, holders of our options are likely to exercise them when, in all likelihood, we could obtain additional capital on terms more favorable to us than those provided by the options. Further, during the time that the foregoing convertible securities are outstanding, they may adversely affect the terms on which we could obtain additional capital.

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

The July 2007notes contain restrictions on major corporate actions that may limit the manner in which we conduct our business. Under the indenture governing the notes, neither we nor any of our subsidiaries are permitted to make, directly or indirectly, any of the following payments if at the time of, and after giving effect to, a default or event of default has occurred under the indenture:

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

Origin was first incorporated as a company under the International Business Companies Act, 1984 (as amended) of the British Virgin Islands on February 10, 2005. In view of the passing into law of the BVI Business Companies Act, 2004, or BCA, the Company was re-registered on July 10, 2006 under the BCA.

Chardan, the predecessor of Origin, was a blank check company organized as a corporation under the laws of the State of Delaware on December 5, 2003. Chardan was formed for the purpose of effecting a business combination with companies having operations based in China and significant growth potential. Initially, Chardan’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combination opportunities.

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

On December 5, 2005, Origin sent out redemption notices to all of the holders of its issued and its outstanding callable common stock purchase warrants. The warrants were originally issued by Chardan in March 2004. As a result of the merger of Chardan into Origin, the warrants were exercisable into ordinary shares of Origin. The warrants were exercised for ordinary shares of Origin at $5.00 per warrant. Approximately 8,043,752 of the 8,050,000 warrants that were then issued and outstanding were exercised at a price of $5.00 per warrant through the redemption date of January 9, 2006. Holders of the few remaining warrants that were not exercised were paid $0.01 per warrant and the warrants were extinguished. The gross proceeds received from this redemption were approximately $40 million, of which $15 million was used to satisfy the outstanding obligations of Origin to the shareholders of State Harvest under the Stock Purchase Agreement, and the remainder used as working capital and for other corporate purposes. After the redemption of the warrants, Origin had approximately 23,472,910 ordinary shares issued.

On June 26, 2007, our common stock began trading on the NASDAQ Global Select Market; our common stock had been listed on the Nasdaq Global Market from November 8, 2005 to June 25, 2007.

On July 25, 2007, we entered into a Notes Purchase Agreement with Citadel Equity Fund Ltd. or Citadel. Pursuant to the Notes Purchase Agreement, on July 25, 2007, Citadel purchased $40 million in principal amount of 1% guaranteed senior secured convertible notes, or the notes, issued by us. The notes are guaranteed by State Harvest and are secured by the shares of certain of our subsidiaries. The notes bear interest at a rate of 1% per annum, payable semi-annually in arrears and will be redeemed by us on July 25, 2012, the maturity date of the notes. The effective interest rate on the notes is 13%. Furthermore, at maturity date, we are required to redeem any outstanding principal at the redemption amount determined so that it represents for the Note holders a gross yield of 16% on a semi-annual basis. The notes were convertible into shares of our common stock at an initial conversion price of $11.50 per share. However, unless we obtain shareholder approval, the aggregate number of shares of our common stock issuable upon the conversion of any notes was limited to 19.99% of the number of shares of our common stock outstanding on July 25, 2007. The conversion price was subject to adjustment in certain circumstances, including semi-annual reset of the conversion price commencing from December 31, 2008 and upon occurrence of certain dilutive events, in each case subject to certain conditions. The conversion feature has since been eliminated.

On July 28, 2008, the Company entered into a Notes Repurchase Agreement with Citadel Equity Fund Ltd. or Citadel providing for the repurchase by the company from Citadel of a portion of the company’s outstanding notes. Pursuant to this first agreement, the company repurchased notes in an aggregate principal amount of US$18.7 million for a total repurchase price of US$20.0 million from Citadel payable in cash in two closings. At the first closing of this first agreement, which took place on July 28, 2008, the company repurchased US$14.0 million principal amount of the notes for a repurchase price of US$15.0 million. At the second closing of this first agreement, which took place on February 19, 2009, the company repurchased US$4.7 million principal amount of the notes for a repurchase price of US$5 million.  With respect to this first Note Repurchase Agreement, Citadel was also entitled to any interest payable on the repurchased notes in respect of any record date prior to the first closing date or the second closing date, as applicable. These repurchased notes were cancelled upon their repurchase.

On January 19, 2009 we entered into a Second Notes Repurchase Agreement with Citadel Equity Fund Ltd. providing for the repurchase by the company from Citadel of the remaining portion of the company’s outstanding notes. Pursuant to the agreement, the company will repurchase from Citadel the notes in an aggregate principal amount of US$21.3 million for a total repurchase price of US$22.3 million payable in cash in two closings. At the first closing of this second agreement held on February 19, 2009, which was to have been the second closing under the First Notes Repurchase Agreement, the company repurchased US$4.7 million principal amount of the notes for a repurchase price of US$5.0 million. At the second closing to be held on or before December 31, 2009, the company will repurchase the remaining US$16.6 million principal amount of the notes for a repurchase price of US$104,000 for each principal amount of US$100,000.  Citadel will also not be entitled to any interest payable on the repurchased notes in respect of any record date.  In connection with the note repurchase, Citadel has agreed to eliminate conversion rights on the notes. Also in connection with the note repurchase agreement, the company shall not be subject to, at the end of any fiscal quarter thereafter, the "Leverage Ratio” or “Consolidated Tangible Net Worth", as defined in the indenture.  In the agreement, Citadel has agreed to waive all defaults or events of default or their consequences, if any, on the part of the company for failure to duly observe and perform this covenant through and including the December 31, 2008 fiscal quarter-end, provided that the waiver will terminate if the company defaults on its obligations under the agreement to complete the repurchases of the $18.7 million aggregate principal amount of the notes. In addition, the company and Citadel have agreed to eliminate their right to redeem the notes upon a change of control.  Citadel has also agreed to eliminate their right for first refusal for any future securities or debt offerings with respect to the company. Citadel has maintained certain covenants, including but not limited to, the debt covenant, which restricts the amount and type of debt the company will be allowed borrow until the termination of the notes.  In addition Citadel has also maintained an affiliate transaction covenant, the asset sale covenant, and the lien covenant, which also restrict certain transactions available to the company until termination of the notes.  Included in the amended debt covenant is a carve-out clause for the company operational working capital which is limited to USD$30 million.

As part of our efforts to expand our operations, we have made the following investments and acquisitions:

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

Since 2005, our capital expenditures consisted primarily of construction of headquarter facility in Beijing and purchase of plant and equipment. The table below sets forth our capital expenditures for the periods shown:

For the year ended December 31,	For the twelve months ended September 30,	For the year ended September 30,	For the year ended September 30,
2005	2006	2007	2008
RMB	RMB	RMB	RMB
43.20 million	27.64 million	36.53 million	RMB19.66 million
(US$5.35 million)	(US$3.50 million)	(US$4.88 million)	(US$2.90million)

B. Business overview.

Overview

We are a leading, technology-focused crop seed company serving mainland China. We have sought to broaden our usage and penetration of our innovative plant breeding techniques, modern biotechnology, and innovative information and research management to develop and deliver high-yield seeds to the Chinese farming customer base. Our goal is to lead the industry by providing farmers with unique enabling technology and services, producing and protecting higher crop yields. Our activities include the specialization in the research and development, production, and sales and marketing of crop seeds (corn, rice, cotton and canola) throughout the PRC. Our focus remains in the production of higher quality seed products, whether proprietary or licensed.

The majority of our revenues are from licensed seeds.  The following table sets forth the amount and percentage of our revenues resulting from licensed hybrid seeds as compared to our internally developed proprietary hybrid seeds for the periods listed:

	Year Ended December 31, 2005	Twelve Months Ended September 30, 2006	Year Ended September 30, 2007	Year Ended September 30, 2008
Revenue resulting from licensed hybrid seeds	$24,314,206	$58,572,673	$52,052,737	$52,023,150
Percentage of our total seed revenue resulting from licensed hybrid seeds	93.97%	88.52%	79.7%	68.79%
Revenue resulting from internally developed proprietary hybrid seeds	$1,558,883	$7,596,282	$13,260,433	$23,603,275
Percentage of our total seed revenue resulting from internally developed proprietary hybrid seeds	6.03%	11.48%	20.3%	31.21%

Our sales offices are spread throughout the entire mainland China region including central, northern, and southern regions of China. We continue to develop our sales and marketing team of 288 employees located in 12 sales offices. Our nationwide distribution network covers most parts of China and consists of over 3,800 first-level distributors and over 65,000 second-level distributors and retailers. Our distributors sell our products to retailers who in turn sell to farmers, who are end-users of our products. We currently provide branded products and technical service to farmers in 29 of China’s 31 provinces.

During the last two fiscal years , we continued to develop our established plant genetic engineering technology platforms,  including transforming herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. Of note, we made significant strides in developing our exclusive insect resistance and phytase product lines in submitting both product categories for Phase III and Phase V approval, respectively.  We continue to seek to further effectively utilize modern biotechnology in China and hope to further expand beyond China in the future.

We plan to use China’s emerging technology base to take advantage of operating within China. In particular, from time to time we enter and further develop cooperative agreements with publicly funded research institutes in China. In exchange for providing funding to these institutes, we receive rights, which are frequently exclusive rights, to market any seeds developed by these institutes. When a seed is ready to be marketed, we negotiate with the institute to establish an arrangement by which we are permitted to sell the newly developed seeds in exchange for the payment of certain fees to the institute. We believe that these cooperative ventures allow us to access new products without expending substantial costs for our own research and development.

Our business model draws from existing and new technologies by utilizing both conventional breeding and advances in biotechnology. We aim to build upon our current hybrid base where we have accumulated parental seeds with advantageous traits optimized to local soil conditions. We have roughly 100 total products, both licensed and proprietary, in the market. We began to develop our own proprietary hybrid seed varieties in 1998, and, as of December 2008, we have 26 proprietary corn seed products, 19 proprietary rice seed products,  5 proprietary cotton seed products and 4 proprietary canola seed products that are in commercial production and distribution. Currently, we have 9 breeding stations and employ 85 full time research personnel.

Over the past three years, the number of corn, cotton, rice and canola varieties we have sold (both licensed and proprietary) has increased significantly. The following table illustrates the increase in the number of the seed varieties we sold over the past three years.

Varieties of Seed Products:

Year	Varieties of Seed Products
	Corn	Cotton	Rice	Canola	Total
2006	42	15	32	8	97
2007	44	11	60	9	124
2008	47	16	57	15	127

The following table illustrates the total revenues for each of our seed varieties:

Year	Revenues*
	Corn	Cotton	Rice	Canola
	RMB	RMB	RMB	RMB
Twelve months ended September 30, 2006 (unaudited)	339,394,175	32,622,126	145,322,718	(1)
Year ended September 30, 2007	365,203,037	32,030,858	72,549,582	17,958,429
Year ended September 30, 2008	364,843,855	16,663,187-	106,636,187	24,855,519

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

Utilizing our existing hybrid seed product line, we seek to further increase crop yield and produce higher quality seeds with the addition of GM traits. We commenced our own biotechnology research program in 2000 with a goal of having technology in place to produce GM products when demand for these products is sufficiently high. In 2005, we built an internal research and development center in China for GM crop seeds, which we believe was the first such facility to be utilized by a Chinese crop seed company. We have been successful in marketing genetically modified BT cotton varieties in China and plan to continue to develop other new seed varieties.  Our key focus remains on biotechnology has accelerated significantly. We currently employ 85 people who are primarily engaged in genetic transformation, molecular biomarker testing and genetic mapping activities. Our development efforts go beyond our internal biotechnology center, as this unit serves as a central hub to connect with other research facilities throughout China. We are collaborating with the Chinese Academy of Sciences, Peking University and China Academy of Agriculture Science in the field of biotechnology. These co-operations help enhance our research capabilities and will help enable us to develop and commercialize our products. We have established several plant genetic engineering technology platforms, which incorporate increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. The GM traits and products we are working on now include increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance in corn  We are also working to develop phytase GM corn, which is expected to be the first GM corn product to be approved for commercial production and sales in China. However, there can be no assurance given that GM products generally will be approved in China or that our GM products will be approved.  To date, there continues to be uncertainty as to the government regulations for GM product approval.

In addition to biotechnology, our internal research and development also invested considerable energy in the conventional breeding of hybrid crop seed. Currently, we have 9 breeding stations and employ 135 full time research personnel in this area. We strive to maintain our position as a quality producer of advanced products by budgeting approximately 5% of our gross revenues (based on the prior year’s results) for research and development. Historically, because of the increase in our gross revenues, the actual amount spent in any year has generally been around 3% of gross revenues in that year. Because our sales last year were lower than expected, our actual amount exceeded 5%. The table below shows the amount we have spent on research and development for the following periods, as an absolute monetary amount.

For the year ended December 31,	For the nine months ended September 30,		For the Twelve months ended September 30	For the year ended September 30,	For the Year ended September 30,
2005	2005	2006	2006 (unaudited)	2007	2008
RMB	RMB	RMB	RMB	RMB	RMB

6,977,000 (US$865,000)	5,963,096 (US$736,913)	13,143,768 (US$ 1,662,926)	14,157,671 (US$ 1,791,203)	28,440,781 (US$ 3,795,748)	24,512,551 (US$3,610,149)

Commercial Production

Once approval for distribution of a new seed is obtained from both national and provincial regulatory bodies, a producer of that seed must commence commercial development of the seed variety. We produce our hybrid seeds by contracting with local farmers in China to whom we provide parental seeds and technical support. Currently, we have 293 production personnel and seed conditioning plants located in Gansu, Jilin, Henan, Sichuan, Hunan, Jiangxi, Inner Mongolia and Beijing that work to supply these parental seeds to our producer-farmers. At present, we have about 50,000 corn seed farmers and 40,000 rice seed farmers producing seeds for us, each of whom plants, grows and harvests the hybrid to produce seeds for commercial distribution in the following season. This network of local farmers who produce our seeds is an important element of our strategy to produce an increasing number of products with consistent quality. We were the first Chinese seed company to gain ISO9001-2000 certification by the China Certification Center for Quality Mark. We believe that we maintain a strict seed quality control system and that we have sufficient processing capability and advanced equipment to allow us to operate efficiently and maintain a high quality of seed products. By employing these practices, we believe that we have achieved a product quality on par with that of our foreign competitors and that is consistently well received by our customers.

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

National Marketing and Distribution

We have our own sales organization consisting of 288 employees who oversee all aspects of our distribution and retail sale network and promote our sales within the distribution chain. In addition, these individuals provide high-level technical service to our end customers.

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

On an annual basis, our sales team assists distributors in writing monthly sales plans. These sales plans are then submitted to us 30 days prior to the required seed delivery dates. Every year during the harvest season, we invite farmers and others in the seed distribution chain to attend production demonstrations in cooperation with local villages and seed distributors. At these demonstrations, our teams show their hybrid seeds, explain planting techniques, discuss industry best practices and disseminate promotional materials. We increased our efforts in 2007 to conduct over 5000 such demonstrations during the fiscal year, and we continued those efforts into 2008. These marketing and production demonstrations help create new demand, not only in each village where demonstrations are held, but also in nearby villages, for both the current season and for succeeding years.

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

Product and technical service brochures are provided throughout the distribution network and have proved to be a valuable tool in promoting the sale of our crop seed products and the recognition of the Origin brand. Our slogan, “When buying seed, quality is paramount — trust Origin,” appears on all promotional material, helping to build the brand in all the local markets.

Two years ago, three of our existing rice hybrids were approved to be sold in Vietnam. The approval process in Vietnam is a two year process. We began exporting products across the border at the end of year 2007 in small quantities. As Vietnam shares a border with China, we are able to use standard transportation, such as trucks, and deliver our products to selected distributors though an agent. We are also currently exploring sales channels to other countries in Southeast Asia and the Middle East.

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

The following table lists our self-developed proprietary seed products that have been approved by the national variety authorization committee or provincial variety authorization committee:

No.	Name of Variety	Name of Seed Product

1	AoYu 3102	Corn
2	AoYu 3101	Corn
3	AoYu 3206	Corn
4	AoYu 3202	Corn
5	AoYu 3007	Corn
6	AoYu 3111	Corn
7	AoYu 3210	Corn
8	AoYu Qing Zhu 5102	Corn
9	AoYu 3108	Corn
10	AoYu 3118	Corn
11	Ao Tian 8210	Corn
12	AoYu 7	Corn
13	Liang You 456	Rice
14	Can You 456	Rice
15	Denong 108	Rice
16	De E Liang You 1	Rice
17	De Xiang Zao 4	Rice
18	Denong 88	Rice
19	De Liang You 9	Rice
20	Zhengcheng 456	Rice
21	De Liang You 1	Rice
22	Fei You 463	Rice
23	Fei You 98	Rice
24	Te You 168	Rice
25	De You 13	Canola
26	De You 16	Canola
27	De You 3210	Canola
28	De You 3118	Canola
29	De You 20	Canola
30	De You 3206	Canola

With our research, breeding system and management, as of December 2008, we have 26 proprietary corn seed products, 19 proprietary rice seed products,  5 proprietary cotton seed products and 4 proprietary canola seed products that are in commercial production and distribution in 2008. Although representing only a minority of our revenues historically, we expect that an increasing portion of our revenues in future years will be derived from our proprietary seeds as opposed to seeds produced under licenses from third parties.

Licensed Seed Products

In addition to the development of our own proprietary seeds, we have licenses to distribute seeds developed by independent research and development institutions which have no commercialization ability or distribution channels of their own. Currently, we have licenses to distribute thirty-one varieties of corn seed, eleven varieties of cotton seed, eleven varieties of rice seed and nine varieties of canola seed. Although substantially all of our historical revenues were derived from the sale of licensed hybrid seeds, the impact of our proprietary seeds has increased in recent years. For example, in the year ended September 30, 2007, approximately 79.7% of our revenues resulted from sales of licensed seeds, while in the fiscal year ended September 30, 2008, that figure had decreased to 69.0%. Under a typical license agreement, one of our PRC Operating Companies will obtain a license for a designated product for exclusive production and marketing within China. The license fees vary in their method of determination, but generally they are either a percentage of revenues from the sale of the variety or a flat fee arrangement. None of our license agreements results in a payment in excess of 1% of our revenues. Beijing Origin has these types of agreements with China Academy of Sciences Microbiology Institute, Liyu in Hebei Province, Henan Puyang Agricultural Academy, Tieling Agricultural Academy, Liaoning Benxi Agricultural Academy, Sichuang Agricultural Academy, Corn Research Institution of Beijing Agricultural Forestry Academy, Huafeng Seed Limited, Liaocheng Huafeng Corn Breeding Research Institution, Food Corn Research Institution of Yunnan Agricultural Academy, Henan Agriculture University, Handan Agricultural Academy, Hubei Province Shiyan Agricultural Sciences Institute, Shandong Cotton Research Center, China Rice Research Institution, among others. Except for the agreement with Handan Agricultural Academy, which will expire in July 2011, these agreements generally have no fixed term or termination date. The agreements may be terminated for breach by either party. We may terminate the agreements at any time, in effect, by not producing seeds thereunder, without penalty.

We have joint development agreements with the Liyu under which we and Liyu are coordinating to develop several varieties of corn seeds. Under these agreements, we have developed and produced six varieties of corn seeds, which together have represented a substantial amount of sales in each year ended December 31, 2005, and in the nine months ended September 30, 2006 and in the years ended September 30, 2007, and 2008 as illustrated in the following chart:

Varieties of Corn Seeds	Percentage of 2005 Sales	Percentage of the nine months ended September 30, 2006 Sales	Percentage of the fiscal year ended September 30, 2007 Sales	Percentage of the fiscal year ended September 30, 2008 Sales
LinAo1	21.00%	11.66%	6.36%	5.66%
AoYu 17	2.95%	3.10%	1.35%	1.38%
Liyu 16	26.01%	13.27%	13.97%	10.42%
AoYu 19	0.00%	0.21%	0.00%	0.01%
Liyu 26	0.00%	0.07%	0.12%	0.27%
Liyu35	—	0.00%	0.76%	7.14%
Total	49.96%	28.31%	22.56%	24.88%

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

With regards to the licensed GM varieties, we have entered into a strategy cooperation agreement with the China Academy of Agriculture Science, or CAAS, to work on biotechnology research and development. That agreement gives us the right to produce and sell the GM crop varieties that are developed in connection with this arrangement, subject to our obligation to reimburse certain of CAA’s expenses. When the subject GM products obtain an agricultural genetically modified organisms’ safety certificate, both parties are obligated to sign a license agreement to detail their respective rights and obligations for the commercialization.

Except as discussed immediately above, no other licensed seed product represented more than 10% of our sales in 2005, the nine months ended September 30, 2006 or the fiscal years ended September 30, 2007, and 2008. In addition, except as disclosed above, no one no licensor is responsible for a seed product or group of seed products that represents more than 1% of our revenues.

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

Should GM seed products become approved by the government on a larger scale and begin to gain broader acceptance in the market, as we expect will occur in the future, the large biotech companies would become more serious competitors. However, they will also continue to face numerous obstacles in competing with us, including the significant lead time associated with obtaining approval of a new seed (usually at least six years) and the need to establish effective sales, marketing and distribution networks to manage the large volume of small purchases that is characteristic of the Chinese market.

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

Under the Seed Law, for a company to engage in the seed business, it must obtain two licenses. One is the production license, which is issued at the provincial level, entitling the holder to engage in seed production in that province. The production license specifies the types of seeds that may be produced, the location of the production of the seeds, and the term of the production license. The second is a license to distribute seeds. Generally, a distribution license is issued by the government at the county level or above. A seed company must obtain a provincial-level license to distribute major crop seeds in that province. In addition, a national level license is necessary for a seed company to distribute seeds nationwide. Among other standards, the amount of the licensee’s registered capital determines if the distribution license is issued at the national or local level, along the following lines:

•	to obtain a national distribution license, the licensee must have a registered capital of at least RMB30 million (approximately $4,418,327);

•	to obtain a provincial license to distribute hybrid seed varieties, the licensee must have a registered capital of at least RMB5 million (approximately $736,388); and

•	to obtain a provincial license to distribute non-hybrid seed varieties, the licensee must have a registered capital of at least RMB1 million (approximately $147,278).

A separate license is required to import and export seeds. To obtain this license, the applicant must have a minimum registered capital of RMB10 million (approximately $1,472,776).

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

Genetically Modified Organisms Safety Regulations

GM products are controversial in China, and, to date, very few have been approved. There are public concerns regarding the potential for adverse effects of GM products on human health. In May 2001, the State Council of China enacted the Agricultural Genetically Modified Organisms Safety Regulation. The Ministry of Agriculture enacted the Agricultural Genetically Modified Organisms Safety Assessment Approach which became effective in July 1996 and was revised in March 2002. These enactments set forth provisions concerning the classification, testing, safety evaluation and identification of GM crop seeds.

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

In addition to the restrictions in the conventional seed business, China forbids FIEs from engaging in the development and production of genetically modified corn seed pursuant to the Foreign Investment Industrial Guidance Catalogue  distributed by Ministry of Commence of China in 2007. Furthermore, the FIEs shall obtain the approval to engage in the breeding of GM research and testing pursuant to the Agricultural Genetically Modified Organisms Safety Regulation.

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

C. Organizational structure.

Origin is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC Operating Companies. The following diagram illustrates our current organizational structure:

<graphic>

(1) We do not have any ownership interest in Beijing Origin, Henan Origin, Changchun Origin, Jilin Changrong or Denong. Through State Harvest, we have entered into a series of stock consignment agreements with their respective shareholders. Gengchen Han (our Chairman), Liang Yuan (our Chief Executive Officer and president), and Yasheng Yang (a director and our Acting Chief Financial Officer), currently own 34.4%, 25.8%, and 28.675% of Beijing Origin, respectively.

The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest:

Name	Place of incorporation (or establishment) /operation	Percentage of ownership
State Harvest	British Virgin Islands	100% owned by Origin
Origin Biotechnology	Haidian District, Beijing, PRC	100% owned by State Harvest
Beijing Origin	Haidian District, Beijing, PRC	97.96% controlled by State Harvest
Henan Origin	Zhengzhou, Henan Province, PRC	92.04% owned by Beijing Origin
Changchun Origin	Changchun, Jilin Province, PRC	99% owned by Beijing Origin
Denong	Chengdu, Sichuan Province, PRC	97.62% owned by Beijing Origin
Jilin Changrong	Changchun, Jilin Province, PRC	43.95% owned by Beijing Origin
Liyu	Shijiazhuang, Hebei Province, PRC	30% owned by Beijing Origin
Biocentury	Shenzhen, Guangdong Province, PRC	34% owned by Beijing Origin

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

To gain control over the PRC Operating Companies (other than Origin Biotechnology, which is not subject to the 49% ownership restriction and which State Harvest already entirely owns), State Harvest entered into a series of stock consignment agreements with shareholders of those companies or, in the case of Denong and Jilin Changrong, with Beijing Origin, the parent of those entities. These agreements consign to State Harvest all of the rights of ownership of the shares involved other than legal title, effectively transferring the control of the shares subject to the agreements to State Harvest. Those rights include the right to manage in all respects the shares held in title by the shareholders that are parties to them, including all shareholder rights to call meetings of shareholders, to submit shareholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a shareholder in respect of the shares consigned. More specifically, the consignment agreements include giving the right to select, replace and increase the number of the directors and supervisors, recommend new directors and supervisory personnel and to exercise management rights, controlling rights and decision-making power over the shares of the subject company.  Additionally, the shares of the three PRC operating companies are pledged.

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

The following is a table of the parties to the consignment agreements:

PRC Operating Company	Consigning Owner	% of Shares Consigned
Beijing Origin	Gengchen Han	34.4%
	Yasheng Yang	28.675%
	Liang Yuan	25.8%
	Yuping Zhao	3.995%
	Weidong Zhang	3.13%
	Weicheng Chen	1.96%
		97.96%
Changchun Origin	Beijing Origin	99.0%
	Gengchen Han	1.0%
		100.0%
Henan Origin	Beijing Origin	90.0%
	Yingli Zhang	4.08%
	Yasheng Yang	3.88%
		97.96%

Technical Service Agreements

All of the intellectual property rights of Beijing Origin, Changchun Origin and Henan Origin have been transferred to Origin Biotechnology pursuant to technical service agreements with each of these respective entities dated December 25, 2004. The purpose of this arrangement was to permit better management and licensing of the intellectual property that the three assignors have developed. Under the technical service agreements, Origin Biotechnology will provide technical research and production and distribution services to Beijing Origin, Changchun Origin, and Henan Origin. These services include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds, and are to be charged on the sales of certain seed products in each fiscal year. These agreements are considered intracompany transactions.

D. Property, plant and equipment.

Our principal executive offices are located in the Changping District in Beijing where we own approximately 10,320 square meters of office space, and the right to use approximately 19,250 square meters of land. Our office building and the right to use the land currently secure a loan of RMB74 million. This loan was extended by the China Construction Bank Beijing Shangdi Branch to Beijing Origin. We also own or lease manufacturing facilities, laboratories, seed production and other agricultural facilities, office space, warehouses, research stations and breeding centers in Gansu, Henan, Liaoning, Jilin, Inner Mongolia, Yunnan, Jiangsu, Shanxi, Sichuan, Hainan, Hubei, Anhui, Hunan and Jiangxi provinces, and in Daxing of Beijing. These facilities include approximately 268,000 square meters of land and approximately 42,800 square meters of office. The leased facilities are rented at regular commercial rates, and management believes other facilities are available at competitive rates should it be required to change locations or add facilities. Poor weather conditions may limit our ability to use the land for crop seed production.

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

We continue to develop our sales and marketing team of 288 employees located in 12 sales offices nationwide. Our nationwide distribution network covers most parts of China and consists of over 3,800 first-level distributors and over 65,000 second-level distributors and retailers. Our distributors sell our products to retailers who in turn sell to farmers, who are end-users of our products. We currently provide branded products and technical service to farmers in 29 of China’s 31 provinces. We believe that quality of seed and the correct farmer application of that seed is the best way to increase product yields and overall value to farmers.

The fiscal year ended September 30, 2008 marked a recovery year for our company in which we showed significant improvements in both revenues and earnings though lagging excess supply effect from the 2007 factors still remained to some extent.  This was a result of both our company response to the changing industry landscape and the normalizing industry conditions, as again marked by the rebounding market prices during the fiscal year ended September 30, 2008. The fiscal year ended September 30, 2007 was a transition year for our company and our industry, especially due to the negative impact of certain new PRC regulations and a widespread overproduction of crop seeds by Chinese seed producers, which resulted in lower market prices for our products during fiscal year ended September 30, 2007.

With regards to our fiscal year 2008 normal product line results, corn seed products remains our strongest product, producing 71.05% of our sales, as compared to 74.4% in the twelve month ended September 30, 2007 period and 64.79% for the nine months ended September 30, 2006. The total revenue from corn seed grew 2.43% to RMB364.84 million in fiscal year 2008 from RMB356.17 million in the fiscal year ended September 2007. The total revenue from cotton seed decreased 47.89% to RMB16.67 million in fiscal year 2008 from RMB31.99 million in the 12 months ended September 2007.  This decrease in revenues in the cotton business was mainly a result of a lowering of demand in the cotton industry in China. Our canola sales showed an increase to RMB24.86 million, as compared to revenues of RMB17.96 million in fiscal year 2007, an increase of 38.42%.

Our revenues for the year ended September 30, 2008 were RMB513.49 million (US$75.63 million), an increase of 4.93% from RMB489.38 million (US$65.31 million) in the fiscal year ended September 30, 2007.

As a regular course of our business and revenue yield management, a portion of our seeds are liquidated and sold at greatly reduced prices as scrap sales for use as animal feed rather than standard crop seed. The revenue of the seeds sold as scrap accounted for revenue of RMB22.06 million (USD3.25 million), at a sales volume of 14.71 million kg, as compared to RMB10.37 million (USD1.38 million), and a sales volume of 8.36 million kg, in fiscal year end 2007. These sales only amounted to 4.30% of our total sales and impacted our overall gross margin by 9.94%.  During fiscal year 2007, these scrap sales amounted to 2.12% of our total revenues for the year ended 2007, they impacted our overall gross margin by 8.25%. Additionally, we wrote off a portion of our seed inventory of RMB18.01 million (US$2.65 million), which was recorded as cost of revenues, as compared during fiscal year 2007 when we wrote off a significant portion of our seed inventory of RMB77.24 million (US$ 10.31 million). Excluding these temporary scrap sales and the impairment of inventory, our gross margins for the period were 31.56% (unaudited) as compared to our 30.09% (unaudited) gross margins for the fiscal year ended September 30, 2007.

Our rice product sales in fiscal year 2008 returned to higher price ranges as demand for rice seed products increased as a result of a shortage in rice supply. Our revenues for the rice unit for the year ended September 30, 2008 increased approximately 48.31% to RMB106.64 million from RMB71.90 million in the fiscal year ended September 30, 2007. While fiscal year 2007 results were affected by of an overly aggressive market assessment and subsequent seed production for the rice unit, our fiscal year 2008 sales showed significant improvements in both revenues and gross margin for rice products due to the increased demand of new seed product and higher overall seed prices.  Our scrap sales for rice products was RMB11.55 million as a result of the improving industry dynamics.

In fiscal year 2008, scrap sales accounted for 4.30% of our total revenues. This reduced our overall gross margin by 9.94% in fiscal year 2008. Excluding these temporary scrap sales and impairment in inventory, our gross margins for the period were 31.56% (unaudited) as compared to our 30.09% (unaudited) gross margins for the fiscal year ended September 30, 2007.

Operating expenses for the year ended September 30, 2008 were RMB151.07 million (US$22.25 million), representing a decrease of 15.45% from RMB178.68 million (US$23.84 million) for the fiscal year ended September 30, 2007.

While operating expenses remained relatively consistent from fiscal year 2007 and the decrease in the operating expense during the year included the following: (1) an exchange gain of RMB13.80 million recorded during the year for a loan of US$20 million dominant in US$. Such exchange gain reduced the operating expenses; (2) There was an expense of RMB5.84 million recorded in 2007 fiscal year for the excess of purchase consideration paid for vetoes of minority shareholders of a subsidiary, Denong. No such expense incurred for 2008; (3) decrease in advertising and promotion of RMB3.09 million (US$0.46 million) due to change of methods of advertisement, switching from putting advertisements on TV or magazine to presenting products on roads by salesmen.  (4) Generally decreased in other operating expenses due to enhancement of control over expenditures during daily operations.

While our fiscal year 2007 results of operations were materially impacted by certain industry factors, fiscal year 2008 showed significant progress toward improved industry conditions although the industry still remains affected by the same factors. The most significant of these factors was a PRC regulation known as Circular (Guo Ban Fa [2006] No 40), or Circular 40, issued by the State Council which required separation of local, provincial seed administrative authorities from their commercial sales affiliates by 30 June 2007. Before Circular 40 was promulgated, many seed companies were owned by or otherwise affiliated with local government authorities responsible for regulating the seed industry. To satisfy its international trade commitment and to create a more fair competition environment, the Chinese government determined to separate these companies from the related administrative government authorities that had invested in them before June 30, 2007. As a result, many of these companies liquidated their seeds at lower than expected prices, which reduced prices for all sellers in the market. We believe that the effects of Circular 40 have substantially run their course and should have only a minimal effect on our operating results for future periods. Our results for last year were also negatively impacted by an overproduction of crop seed supply in the marketplace, which reduced market prices for our products and negatively impacted our margins and gross revenues.

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

Research and Development Outlook

With the rapid growth of the economy in China, notwithstanding the current global economic troubles, the demand for higher levels of food production have increased dramatically. These demands include domestic price inflation of food products, the rising consumer desire for higher quality food products, the increased need for fuel including the usage of bio-fuels, and the growing constraints on land. The Chinese central government has taken several measures to deal with these issues. Compared with conventional varieties, the obvious advantages of GM varieties are high yield, high quality and increased disease resistance and herbicide resistance. Farmers plant GM varieties to both save time and cost, while also reducing the amount of field work. GM corn, soybean, and cotton have been widely used in the United States and many other countries to guard against insect damage and to increase crop yields. Crop yields with the successful application to biotechnology which in other developed countries have routinely reported increases of over 10%-15%, as reported commercially by Monsanto and Syngenta. According to the USDA, planting area for GM corn increased from 160,000 hectares in 1996 to almost 20 million hectares in 2006 in the United States. Since receiving Chinese government approval, cotton that has been genetically modified to guard against damage from insects, such as the borer, and these varieties are now widely planted in China. GM cotton is widely accepted in the Chinese market. The Chinese authorities are beginning to evaluate GM crop seed research and commercialization in order to meet the increasing demand of agricultural products.

In the past year our focus on biotechnology research has accelerated significantly. We seek to become the leader in biotechnology and GM product commercialization in China. We expect that genetically modified crop seeds will gain acceptance in China, and for that reason we have begun biotechnology seed development and invested in programs that focus on genetic modifications to improve the yields, product quality and insect and disease tolerance of seeds for corn and other corps. Development of these biotechnology attributes remains a cornerstone aspect of our business strategy for both the long and short term. As a result, a significant portion of our management resources and attention are dedicated to building these capabilities firm wide for introduction into the PRC domestic crop seed market.

During the past two fiscal years, we established several plant genetic engineering technology platforms. These include transforming herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. We seek to efficiently utilize modern biotechnology in China and hope to further expand beyond China in the future.

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

Because we are considered a domestic company in China, we are afforded the ability to proceed through all five phases of GM approval, while international entities are restricted to phases one currently, and forbidden to proceed to phase 2 through 5. We have already had several products in the phase 2 to phase 4, and one product in the final stages of phase 5.  We expect to be the first company ready to sell and produce GM corn seed in China.

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

If GM seed products are approved by the government on a broader scale and begin to gain more widespread acceptance in the market, which we expect will occur in the near future, the large biotech companies could likely become more serious competitors. However, they may continue to face numerous obstacles in competing with us. Foreign-funded companies are currently prohibited from developing or producing genetically modified plant seeds, breeding livestock and poultry, or aquatic seed according to Catalog Guiding Foreign Investment Industries (distributed by Ministry of Commence of China). As a result, we believe we continue to be in a strong position to compete in the genetically modified portion of the seed market when it becomes meaningful and legally permissible to do so.

As part of our internal efforts, we developed genetic markers to enhance selection of disease resistance lines of maize to accelerate the breeding process. In addition, in 2008 we improved  our previously implemented data mining infrastructure to search for stable, high yielding hybrids. Our business model draws from existing and new technologies using both conventional breeding and advances in biotechnology. We aim to build upon our current hybrid base where we have accumulated parental seeds with advantageous traits optimized to local soil conditions. We have roughly 127 total products, both licensed and proprietary, in the market. We began to develop our own proprietary hybrid seed varieties in 1998, and as of December 2008, we have 26 proprietary corn seed products, 19 proprietary rice seed products,  5 proprietary cotton seed products and 4 proprietary canola seed products that are in commercial production and distribution in 2008. Currently, we have 9 breeding stations and employ 135 full time research personnel.

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

•	our ability to develop new products through research and development;

•	our ability to partner or joint venture for the creation of more advanced bio-technology products;

•
market fluctuations in the demand for and supply of crop seeds in China and our ability to anticipate market demand and adjust our volume and product mix to maximize revenues and maintain sufficiently high margins to achieve and maintain profitability;

•	our ability to continue to license or acquire crop seeds from third party developers and our ability to develop proprietary crop seeds;

•	our ability to continue to effectively market and distribute our core products through active agronomic assistance;

•	future consolidations in the crop seed industry in China may give rise to new or strengthened competitors;

•	the possibility that the crop seed industry in China may favor genetically modified seeds over hybrid seeds, and our ability to develop, produce, market, and sell such products;

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

Prior to the fiscal year end September 30, 2008, the crop seed industry underwent significant changes, where the aggregate supply of seeds in the markets we serve was above the demand for those crop seeds. In addition, the result of a new government regulation enacted in May 2006, all seed producers associated with PRC government agencies were required to sever their association with such government agencies by June 2007. As a result, many of these producers ceased operations and a significant amount of seed was sold by these producers at lower than expected price levels as these businesses needed to liquidate their remaining inventory. During fiscal year ending September 30, 2008, this aggregate supply of seeds began a normalization process whereby seed products returned to pre-transition levels and we do not expect this source of market disruption to continue in fiscal year 2009.

Deferred revenue

Because of our revenue recognition policy, we sometimes carry sizeable deferred revenue on our balance sheet. This deferred revenue reflects the value of our canola seeds delivered after evidence of a sale arrangement is confirmed, delivery to the customer is made and full pre-payment from the customer is received, but before the final sales price is fixed and determined. This aspect of our revenue recognition policy does not have a significant effect when deferred revenues in the periods being compared maintain roughly the same proportion to overall sales. However, when the proportion of our sales classified as deferred revenue varies significantly from year to year, as sometimes occurs, our revenues and earnings as reported in our financial statements may not exactly reflect our operating activities.

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

Write-down of Inventory. As a result of the measurement in the market value of inventory, during fiscal year 2008 we wrote down RMB18.01 million (US$2.65 million) of our seed inventory, there is a significant decrease of our seed inventory write down compared to fiscal year of 2007 of RMB77.24 million (US$ 10.31 million).

Operating expenses

Our operating expenses consist of general and administrative expenses, research and development expenses and selling and marketing expenses. Our operating expenses have decreased slightly for the year ended September 30, 2008 compared to the same period in 2007 primarily due to ongoing internal expense control measures amidst our changing industry conditions.  Fiscal year 2007 and fiscal year 2008 mark the first two fiscal year periods for complete twelve month of expenses for these two operating companies.

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

Stock option plan and option agreements

Our stock options are granted under the 2005 Performance Equity Plan. We adopted the Plan in November 2005, under which we could issue share options with the right to purchase up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. We granted options under the Plan with the right to purchase a total of 974,000 in November 2005. Afterwards, 3 tranches options have been granted during October 2007 to June 2008 under the Plan.

All the granted options have an exercise price of $5.3 to $9.27 and expire 5 years from the date of grant and vest immediately or over a period of 1 to 5 years.   As of September 30, 2008, we had options that were vested and immediately exercisable for 845,045 ordinary shares. We recorded a total stock-based compensation expense of RMB3,986,377 (US$504,349) for the nine months ended September 30, 2006, RMB5,283,844 (US $705,190) for the year ended September 30, 2007, and RMB 10,103,789 (US$1,481,863) for the year ended September 30, 2008.

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

We derive revenue primarily from the sale of various crop seeds, including corn, cotton, rice and canola in China. We recognize revenue when pervasive evidence of a sales arrangement exists, products are delivered, the price is fixed and determinable, collectability is reasonably assured, and the right of return has expired. Accordingly, we defer revenue recognition until all sale return privileges lapse, which generally occurs in May or June, and until the selling price has been finalized by our management and confirmation has been issued to the customer, which generally occurs at the end of our selling season. Because of the discount policy we offer to our customers, we sometimes carry a sizeable deferred revenue that reflects the value of our crop seeds delivered after evidence of a sales arrangement is confirmed, delivery to the customer is made and pre-payments from the customer are received, but before the final sales price is fixed and determined at the end of the selling season. This aspect of our revenue recognition policy does not have a significant effect when deferred revenues in the periods being compared remain roughly the same proportion to overall sales. However, when the proportion of our sales classified as deferred revenue varies significantly from year to year, as sometimes occurs, our revenues and earnings as reported in our financial statements may not exactly reflect our operating activities.

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

During fiscal year 2008 we wrote down RMB18.01 million (US$2.65 million) of our inventory.  This is a decrease of 76.68 % from fiscal year 2007 when we wrote down a significant portion of our seed inventory in the amount of RMB77.24 million (US$ 10.31 million) during the year as a result of the significant decrease in the market value of our inventory.

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

On October 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109” (“FIN48”). The Company’s policy on classification of all interest and penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

 Stock-based compensation.

In preparing the consolidated financial statements for 2005, we adopted SFAS No. 123 (revised 2004), or SFAS No. 123(R), issued by the FASB in December 2004, to measure our issued share options based on the grant-date fair value of the options and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We adopt the Black-Scholes Model to value the fair value of the share options.

Embedded derivatives

On July 25, 2007, the Company issued US$40 million of guaranteed senior secured convertible notes (the “Notes”) which is due on July 25, 2012. According to the Notes Purchase Agreement, the Company is required to redeem part of the principal of the Notes if the conversion price is below a certain threshold. Whenever the Company redeems the Note, the Company has to pay an interest which calculated at the annual interest rate of 16% on the redeemed principal amount. Pursuant to SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and Emerging Issues Task Force (“EITF”) Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock”, the Company bifurcates the redemption feature from the Notes as the redemption feature is determined to be not clearly and closely related to the host contract. The redemption feature is recorded at fair value, mark-to-market at each reporting period, and are carried a separate line of the accompanying balance sheet.  On July 28, 2008, the Company agreed to repurchase $18.7 million of these senior secured convertible notes. Pursuant to EITF 96-19 “ Debtor’s Accounting for a Modification or Exchange of Debt Instruments”, the repurchase agreement is determined as a modification of debt. Any premium arises from the modification is amortized using the effective interest method over the remaining term of the Notes. On January 19, 2009 the Company agreed to repurchase the remaining $21.3 million of these senior secured convertible notes.  (See above “Item 4: History and Development of the Company” for details of the transactions.)

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

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of revenues, for the periods indicated:

Item	For the year ended December 31				For the nine months ended September 30				For the twelve months ended September 30				For the year ended September 30
	2004		2005		2005 (unaudited)		2006		2006 (unaudited)		2007		2008
	In thousands RMB	As % of net revenue	In thousands RMB	As % of net revenue	In thousands RMB	As % of net revenue	In thousands RMB	As % of net revenue	In thousands RMB	As % of net revenue	In thousands RMB	As % of net revenue	In thousands RMB	As % of net revenue
Consolidated statement of operations and comprehensive income data:
Revenues	301,520	100.00	207,291	100.00	208,380	100.00	522,999	100	521,910	100.00	489,379	100.00	513,490	100.00
Cost of revenues	(178,313)	(59.14)	(129,162)	(62.31)	(126,478)	(61)	(362,982)	(69)	(365,726)	(70.07)	(462,852)	(94.58)	(404,795)	(78.83)
Gross profit	123,207	40.86	78,129	37.69	81,962	39	160,017	31	156,184	29.93	26,527	5.42	108,695	21.17

Selling and marketing	(20,390)	(6.76)	(27,037)	(13.04)	(18,993)	(9)	(49,651)	(9)	(57,695)	(11.05)	(57,994)	(11.85)	(53,203)	(10.36)
General and administrative	(24,149)	(8.01)	(28,983)	(13.98)	(19,712)	(9)	(40,933)	(8)	(50,204)	(9.62)	(92,246)	(18.85)	(73,355)	(14.29)
Research and development	(6,774)	(2.25)	(6,977)	(3.37)	(5,693)	(3)	(13,144)	(3)	(14,158)	(2.71)	(28,441)	(5.81)	(24,513)	(4.77)
Total operating expenses	(51,313)	(17.02)	(62,997)	(30.39)	(44,668)	(21)	(103,728)	(20)	(122,057)	(23.39)	(178,681)	(36.51)	(151,071)	(29.42)
Other operating income	-	-	2,309	1.11	-	-	-	-	-	-	-	-	-	-

Income from operations	71,894	23.84	17,441	8.41	37,294	18	56,289	11	34,127	6.54	(152,154)	(31.09)	(42,376)	(8.25)

Interest income	371	0.12	886	0.43	421	0	8,783	2	9,294	1.77	10,942	2.24	5,199	1.01
Interest expenses	(831)	(0.28)	(1,829)	(0.88)	(1,443)	(1)	(5,005)	(1)	(5,391)	(1.03)	(21,697)	(4.43)	(36,939)	(7.19)
Other income (expense)	149	0.05	300	0.14	62	0	2,893	1	5,441	1.04	1,312	0.27	628	0.12
Equity in earnings of associated company	1,925	0.64	879	0.42	305	0	12,828	2	13,400	2.57	(669)	(0.14)	7,702	1.50
Changes in the fair value of embedded derivatives	-	-	-	-	-	-	-	-	-	-	12,601	2.57	20.229	3.94
Income before income taxes	73,508	24.38	17,677	8.53	36,639	18	75,788	14	56,862	10.89	(149,665)	(30.58)	(45,557)	(8.87)
Income tax	(7,698)	(2.55)	(1,405)	(0.68)	(1,205)	(1)	(367)	(0)	(566)	(0.11)	49	0.01	3,995	0.78
Income before minority interests	65,810	21.83	16,272	7.85	35,434	17	75,421	14	56,260	10.78	(149,616)	(30.57)	(41,562)	(8.09)
Minority interests	(351)	(0.12)	137	0.07	(510)	(0)	910	0	1,558	0.30	(13,584)	(2.78)	(1,724)	(0.34)
Net income	65,459	21.71	16,409	7.92	34,924	17	76,331	15	57,818	11.08	(163,200)	(33.35)	(43,286)	(8.43)

Fiscal Year Ended September 30, 2008 Compared To Fiscal Year Ended September 30, 2007

While our results of operations were materially impacted during fiscal year 2007 by the industry reorganization of state seed enterprises and other factors, the 2008 fiscal year results of operations was influenced by a return to normalization in the industry, though lagging excess supply effects from the 2007 factors still remained to some extent.  While our scrap sales only amounted to roughly 4.30% of our total revenues for the year ended 2008, they impacted our gross margin by 9.94%. Excluding these scrap sales and the impairment of inventory, our gross margins for the period were 31.56% (unaudited) as compared to our 30.09% (unaudited) gross margins for the twelve months ended September 30, 2007.

Revenues & Gross Margin

Our revenues for the year ended September 30, 2008 were RMB513.49 million (US$75.63 million), an increase of 4.93% from RMB489.38 million (US$65.31 million) in the fiscal year ended September 30, 2007.

As a regular course of our business and revenue yield management, a portion of our seeds are liquidated and sold at greatly reduced prices as scrap sales for use as animal feed rather than standard crop seed. The revenue of the seeds sold as scrap accounted for revenue of RMB22.06 million (USD3.25 million), at a sales volume of 14.71 million kg, as compared to RMB10.37 million (USD1.38 million), and a sales volume of 8.36 million kg, in fiscal year end 2007. These sales only amounted to 4.30% of our total sales and impacted our overall gross margin by 9.94%.  During fiscal year 2007, these scrap sales amounted to 2.12% of our total revenues for the year ended 2007, they impacted our overall gross margin by 8.25%. Additionally, we wrote off a portion of our seed inventory of RMB18.01 million (US$2.65 million), which was recorded as cost of revenues, as compared during fiscal year 2007 when we wrote off a significant portion of our seed inventory of RMB77.24 million (US$ 10.31 million). Excluding these temporary scrap sales and the impairment of inventory, our gross margins for the period were 31.56% (unaudited) as compared to our 30.09% (unaudited) gross margins for the fiscal year ended September 30, 2007.

Exclusive of the scrap sales, revenues from our hybrid corn seeds decreased 0.08% from RMB356.17 million (USD 47.7 million) in the fiscal year ended September 30, 2007 to RMB355.89 million (USD 52.41 million) in the fiscal year ended 2008. Gross margin of our corn products increased 11.32% in fiscal year 2008, as compared to the previous twelve month period.  This was a result of an increase of corn seed price as a result of normalization of the industry supply and reorganized product portfolio.  Revenues from our hybrid rice seeds increased 32.24% from RMB71.90 million (USD 10.55 million) in the fiscal year ended September 30, 2007 to RMB95.08 million (USD 14.00 million) in the fiscal year ended 2008, exclusive of scrap seed sales. This increase was a result of the rice seed prices, despite increase in the unit cost of production of the rice seed.  Gross margin of our rice products increased 6.14% in fiscal year 2008, as compared to the previous twelve month period.

The revenues resulting from non-scrap seed sales for the twelve months ended September 30, 2008 as compared to that of the twelve months ended September 30, 2007 were as follows:

Items	Revenues			Gross Margin
	Year ended September 30, 2008	Year ended September 30, 2007	Growth	Year ended September 30, 2008	Year ended September 30, 2007	Growth

	RMB’000	RMB’000
Hybrid Corn seeds*	355,890	356,173	-0.08%	35.58%	31.96%	11.32%
Hybrid Rice seeds*	95,083	71,900	32.24%	16.93%	15.95%	6.14%
Hybrid Cotton seeds*	16,622	31,994	-48.05%	36.93%	28.43%	29.90%
Hybrid Canola seeds*	23,774	17,885	32.93%	66.54%	53.28%	24.89%
Others**	59	1,056	94.41%

Total normal sales*	491,428	479,008	2.59%	31.56%	30.09%	4.89%

* exclusive of scrap sales

**inclusive of parental seed products, maize cob products, and unassociated seed lots.

Cost of Revenue

Our cost of revenue for the year ended September 30, 2008 was RMB404.80 million (US$59.62 million), including the RMB18.01 million (US$2.65 million) inventory write-down.  This was a decrease of 12.54% from RMB462.85 million (US$61.67 million), including the inventory write-down of RMB77.24 million (US$10.31 million).

Gross profit

Our gross profit for the year ended September 30, 2008 increased to RMB108.70 million (US$15.94 million) from RMB26.53 million (US$3.54 million) for the year ended September 30, 2007.

Excluding the loss of RMB 26.43 million (US$3.89 million) in the sales of seeds as scrap sales and the inventory write-down of RMB18.01 million (US$2.65 million), the gross profit of the year ended September 30, 2008 were RMB 153.41 million (US$22.591 million), representing an increase of 6.42% from RMB144.15 million (US$19.24 million) from the twelve months ended September 30, 2007.

Operating expenses

Operating expenses for the year ended September 30, 2008 were RMB151.07 million (US$22.26 million), representing a decrease of 15.45% from RMB178.68 million (US$23.85 million) for the twelve months ended September 30, 2007.  This decrease was mainly a result of internal expense control measures.

Selling and marketing

Selling and marketing expenses for the year ended September 30, 2008 were RMB53.20 million (US$7.84 million), representing an decrease of 8.26 % from RMB57.99 million (US$7.74 million) for the year ended September 30, 2007.  This was in part due to a decrease in advertising and promotion of RMB3.09 million (US$0.46 million) due to change of methods of advertisement, switching from putting advertisements on TV or magazine to presenting products on roads by salesmen.

General and administrative

General and administrative expenses for the year ended September 30, 2008 were RMB73.36 million (US$10.80 million), representing a decrease of 20.48 % from RMB92.25 million (US$12.31 million) for the twelve months ended September 30, 2007.  This decrease in the operating expense during the year included the following: (1) an exchange gain of RMB13.80 million recorded during the year for a loan of US$20 million dominant in US$. Such exchange gain reduced the operating expenses; (2) There was an expense of RMB5.84 million recorded in 2007 fiscal year for the excess of purchase consideration paid for vetoes of minority shareholders of a subsidiary, Denong. No such expense incurred for 2008; (3) Generally decreased in other operating expenses due to enhancement of control over expenditures during daily operations.

Research and development

Research and development expenses for the year ended September 30, 2008 were RMB24.51million (US$3.61 million), representing a decrease of 13.82 % from RMB28.44million (US$3.80 million) for the twelve months ended September 30, 2007.

Income from operations

As a result of the impact of the components described above, we had loss from operations for the year ended September 30, 2008 of RMB42.38 million (US$6.24 million), compared with the loss from operations of RMB152.15 million (US$20.31 million) for the twelve months ended September 30, 2007.

Interest expense

Interest expenses for the year ended September 30, 2008 were RMB36.94 million (US$5.44 million), representing an increase of 70.23 % from RMB21.70 million (US$2.90 million) for the twelve months ended September 30, 2007. The increase in interest expense was primarily attributable to the interest charge for the convertible notes issued in July 2007.

Share of earnings in equity investee companies

Shares of earnings in equity investee companies increased to RMB7.7 million (US$1.13 million) in the year ended September 30, 2008 from RMB0.67 million (US$0.1 million) for the twelve months ended September 30, 2007. The increase was primarily due to the investment in BioCentury Transgene.

Other income

Other income decreased to RMB0.63 million (US$0.93 million) for the year ended September 30, 2008 as compared to RMB1.31 million (US$0.17 million) for the twelve months ended September 30, 2007.

Income taxes

Income taxes for the year ended September 30, 2008 were RMB3.99 million (US$0.59 million), as compared with RMB0.05 million (US$0.01 million) for the twelve months ended September 30, 2007. During fiscal year 2008 we incurred an increase in deferred tax assets of RMB13.36 million (US$1.96 million), which is mainly derived from the recognition of Beijing Origin and Denong’s tax loss for the year ended September 30, 2008 and other temporary differences.
.
The applicable tax rate of the PRC enterprise income tax to Beijing Origin is 33.0% (30.0% of state income tax plus 3.0% local income tax) (The tax rate is 25% for 2008). However, the some of our PRC Operating Companies are entitled to a preferential tax rate of 15.0%, For the nine months ended September 30, 2007 and the year ended September 30, 2008, the effect of the preferential tax treatment is 15% and 18%.   The effective income tax rate for the nine months ended September 30, 2007 and the year ended September 30, 2008 was nil and 9%, respectively.

The deferred tax asset is composed primarily of net operating loss carry forwards. The recognition of carried forward losses of certain loss on sale of scrap seeds and the restructuring cost of the Group during the fiscal year of 2007 and 2008 that were one-time losses of the Group. The valuation allowance is based upon management’s conclusions regarding, among other considerations and estimates of future earnings based on information currently available. After adjusting the one-time losses, it is management’s conclusion that it is more likely than not that the future tax benefits related to the net operating loss carried forward will be realized.

Net income

Our net loss was RMB43.29 million (US$6.37 million) in the year ended September 30, 2008, as compared to the net income of RMB163.20 million (US$21.78 million) for the twelve months ended September 30, 2007.

Fiscal Year Ended September 30, 2007 Compared To Twelve Months Ended September 30, 2006 (unaudited)

Due to the change of fiscal year-end in 2006 from December 31st to September 30th, as discussed above, the following section compares items in our financial statements for the fiscal year ended September 30, 2007, against the twelve months ended September 30, 2006 (unaudited).

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

Share of earnings in equity investee companies

Shares of earnings in equity investee companies decreased to RMB0.67 million (US$0.1 million) in the year ended September 30, 2007 from RMB13.40 million (US$1.70 million) for the twelve months ended September 30, 2006 (unaudited). The decrease was primarily due to the increase of the investment in Jilin Changrong, which was recorded in the equity method for the nine months ended September 30, 2006 with an investment income of RMB11.80 million (US$ 1.49 million). However, i n April 2007 we acquired more equity, resulting a total control of 43.95%, and then obtained the majority voting power on board. Therefore, Jilin Changrong has been consolidated into our financial reporting during the year ended September 30, 2007.

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
.
The applicable tax rate of the PRC enterprise income tax to Beijing Origin is 33.0% (30.0% of state income tax plus 3.0% local income tax). However, the majority of Beijing Origin is entitled to a preferential tax rate of 15.0%, and Origin Biotechnology is also entitled to a preferential tax rate of 15% as a high technology company and is exempted from income tax for 2007. For the nine months ended September 30, 2006 and the year ended September 30, 2007, the effect of the preferential tax treatment is 24% and 16%.   The effective income tax rate for the nine months ended September 30, 2006 and the year ended September 30, 2007 was 1% and nil, respectively.

Net income

Our net loss was RMB163.20 million (US$21.78 million) in the year ended September 30, 2007, as compared to the net income of RMB57.82 million (US$7.32 million) for the twelve months ended September 30, 2006 (unaudited).

B. Liquidity and Capital Resources

As of September 30, 2007 and 2008, we had approximately RMB162.31 million (US$21.66 million) and RMB102.26 million (US$15.00 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and short term liquid investments with original maturities of three months or less that is deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts and invest in U.S. government bonds. We believe our working capital is sufficient to meet our present requirements.

We financed our operations through cash generated from operating activities, short term borrowings and the proceeds from our issuance of convertible notes in July 2007. And September 30, 2008, we had total short-term borrowings of RMB163.94 million (US$24.14 million) and a total long-term borrowings of RMB0.94 million (US$0.14 million). A portion of our short-term borrowings (RMB51 million) is secured by our land use rights and the office building, both of which are in the Zhongguancun Life Science Park. A portion of our short-term borrowings (RMB23million) is secured by our office building and land use right of Changchun Origin and Henan Origin. Another portion of our short-term borrowings (RMB89.94 million) is guaranteed by Gengchen Han and Origin Biotechnology. Our long-term borrowings consist of a third-party loan of RMB0.94 million (US$0.14 million) which is due in 2009 by an installment and bears an interest of 2.4% per annum.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31,2004 and 2005, the nine months ended September 30, 2005 (unaudited) and September 30, 2006, and the 12 months ended September 30, 2006 (unaudited), September 30, 2007, and September 30, 2008

Item	Year ended December 31		Nine months ended September 30		Twelve Month ended September 30		Year ended September 30
(In thousands)	2004	2005	2005 (unaudited)	2006	2006 (unaudited)	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Net cash (used in) provided by Operating activities	42,745	24,387	(19,900)	(123,260)	(78,973)	(169,242)	57,198	8,423
Net cash (used in) provided by investing activities	(27,201)	(62,722)	(39,082)	(244,972)	(268,612)	(90,948)	107,630	15,852
Net cash (used in) provided by financing activities	4,083	207,706	6,740	275,006	475,972	283,774	(212,025)	(31,226)
Net increase(decrease) in cash and cash equivalents	19,627	169,371	(52,242)	(93,226)	128,387	23,584	(47,197)	(6,951)
Cash and cash equivalents, Beginning of year	49,221	68,848	68,848	237,828	237,828	140,953	162,314	23,906
Effect of exchange rate changes on cash and cash equivalents	-	(391)	45	(3,649)	(4,085)	(2,223)	(12,854)	(1,894	) )
Cash and cash equivalents, end of year	68,848	237,828	16,651	140,953	362,130	162,314	102,263	15,061

Operating activities. Net cash provided by operating activities was RMB57.20 million (US$8.42 million) in the year ended September 30, 2008 compared to net cash used in operating activities of RMB169.24 million (US$22.59 million) in the year ended September 30, 2007. This increase was primarily due to a decrease in net loss of RMB119.91 million (US$17.66 million), a decrease in the inventory of RMB 44.01 million (US$6.48 million), an increase in advances from customers of RMB 56.62 million (US$8.34 million), an decrease in due to growers of RMB3.78 million (US$0.56 million), and a decrease in account payables of RMB6.44 million (US$0.95 million), and an increase in depreciation and amortization of RMB22.30 million (US$3.28million). Net cash used in operating activities was RMB169.24 million (US$22.59 million) in the year ended September 30, 2007 compared to RMB78.97 million (US$9.99 million) in the twelve months ended September 30, 2006. This decrease was primarily due to a decrease in net income of RMB239.53 million (US$29.50 million), an increase in the inventory of RMB 57.48 million (US$7.67 million), a decrease in advances from customers of RMB 44.18 million (US$5.90 million), a decrease in due to growers of RMB20.98 million (US$2.80 million), and a decrease in account payables of RMB31.24 million (US$4.17 million), and offset by a decrease in advance to growers of RMB28.35 million (US$3,78 million), an increase in inventory write down of RMB77.24 million (US$10.31 million) and an increase in depreciation and amortization of RMB22.03 million (US$2.94 million).

Investing activities. Net cash provided by  investing activities was RMB107.63 million (US$15.85 million) in the twelve months ended September 30, 2008, of which RMB215.91 million (US$31.80 million) was used in the repurchase of debt securities and, RMB 19.66 million (US$2.90 million) was used in the purchase of plant and equipment, and RMB1.94 million (US$0.29 million) was used in the purchase of intangible assets.  Net cash used in investing activities was RMB90.95 million (US$12.14 million) in the year ended September 30, 2007, of which RMB286.27 million (US$38.21 million) was used in the purchase of debt securities and RMB297.02 million (US$39.64million) was proceeds from sale of the debt securities, RMB31.87 million (US$4.25 million) was used to acquire a 9.18% interest in Jilinchangrong and 45.41% interest in Denong, RMB21.88 million (US$2.92 million) was used to acquire a 23 % interest in Jinong Hi-tech, RMB6.70 million (US$0.89 million) was used to acquire a 9 % interest in Biocentury, RMB1.75 million (US$0.23 million) was used to acquire a 35 % interest in Jilinchangji Seed, RMB 0.12 million (US$0.02 million) was deposit for the purchase of plant and equipment, RMB36.53 million (US$4.88million) was used in the purchase of plant and equipment, and RMB 5.46 million (US$0.73 million) was used in the purchase of land use right.

Financing activities. Net cash used in financing activities was RMB212.03million (US$31.23 million) in the twelve months ended September 30, 2008, which mainly reflects our proceeds from short-term borrowings of RMB283.00 million (US$41.68 million) and repayment of short-term borrowings of RMB388.40 million (US$57.20 million).  Net cash provided by financing activities was RMB283.77million (US$37.87million) in the year ended September 30, 2007, which mainly reflects our proceeds from short-term borrowings of RMB361.40 million (US$48.23 million) and repayment of short-term borrowings of RMB346.00 million (US$46.18million), the proceeds from issuance of convertible bonds of RMB302.38 million (US$40.36 million) and the purchase back of treasury stock of RMB29.38 million (US$3.92 million).

To date, we have funded our operations through cash flow derived from operations and short-term borrowings as well as the US$40 million in proceeds from our sale of convertible notes in July 2007. In July 2008, we agreed to repurchase US$18.7 million of our convertible notes which were re-acquired on July 28, 2008 and February 19, 2009.  This will be funded from our cash resources.  In January 2009, we agreed to repurchase the remaining US$21.3 million of these convertible notes on or before December 31, 2009.  Due to the cyclical nature of the cash flow inherent in our business, with the majority of cash flow from operations received during the second half of the calendar year, which corresponds to the fourth quarter and the subsequent first quarter of our fiscal year, we use bridge loan financings and bank credit facilities to cover operating expenses during low-revenue portions of the year, which generally include July through December. We believe we can generate sufficient cash flows from operating activities and can access sufficient borrowing capacity from local banks to satisfy our seasonal liquidity needs, however we may need to raise additional capital to repay the second repurchase portion of our convertible debt.

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

We have established technological cooperative relationships with three universities and sixteen research institutes in China, including China Agricultural University and Chinese Academy of Sciences. We employ 135 full time research personnel. Our research and development expenditures were $0.87 million, $1.66 million, $3.80 million, and $3.61 million in each of the years ended December 31, 2005 and 2006, and for the fiscal year ended September 30, 2007 and September 30, 2008, respectively. The increase in our research and development spending is a result of the further efforts in the research and development of self-developed seed rights and the further cooperation with universities and other research institutes.

D. Trend Information .

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from October 1, 2007 to September 30, 2008 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E. Off-balance Sheet Arrangements .

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts or outstanding derivative financial instruments other than the embedded derivative in relation to the issuance of the convertible note. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular Disclosure of Commitments and Contingencies .

We have various contractual obligations that will affect our liquidity.  The following table sets forth our contractual obligations as of September 30, 2008.

	Payments due by September 30,

		Within
	Total	2009	2010	2011	2012	2013	Thereafter
	RMB000	RMB000	RMB000	RMB000	RMB000	RMB000	RMB000

Operating Lease Obligations	13,177	2,148	840	833	424	909	8,023
Capital Commitments (1)	11,771	11,771	-	-	-	-	-
Purchase Obligations (5)	37,083	5,000	5,000	5,000	5,000	5,000	12,083
Convertible Notes (4)	184,359	35,396	1,446	1,446	146,071
Short-Term Debt Obligations (2)	163,940	163,940
Long-Term Debt Obligations (3)	940	-	940
Total	411,270	218,255	8,226	7,279	151,495	5,909	20,106

(1)	Includes capital commitments for purchase of plant, building construction, equipment, land use rights and technology use rights.

(2)	Represents short term loans from China Construction Bank, Shangdi Branch , Beijing Bank and Bank Of Communications Zhengzhou Branch.

(3)	Represents a third party’s loan repayable on October 25, 2009 by an installment and bearing interest of 2.4% per annum. The borrowings are not secured.

(4)
On July 25, 2007, the Company issued US$40 million of guaranteed senior secured convertible notes which mature on July 25, 2012. The Notes bear interest at the rate of 1% per annum, payable semi-annually in arrears. On July 28, 2008, the Company agreed to repurchase US$18.7 million of these senior secured convertible notes, in which $14 million was repurchased in July 08 and US$4.7 million would be repurchase by December 2008.  On January 19, 2009 the Company agreed to repurchase the remaining US$21.3 million of these senior secured convertible notes by December 2009.

(5)
On March 6, 2006, Changrong entered into a contract with the Corn Research Institution of Jilin Academy of Agricultural Science to pay RMB5million every year from 2006 to 2016 for R&D activities on behalf of Changrong.

We identified the existence of potential contingent tax liabilities arising from our reverse merger in November 2005. We determined that these contingent tax liabilities were more likely than not. As of December 31, 2005, we estimate such contingent tax liabilities to be in the range of RMB39.06 million (US$4.84 million) to RMB64.22 million (US$7.96 million). Consequently, RMB39.06 million (US$4.84 million) was included in income tax payable on our balance sheet and was charged to equity because such liabilities were part of the recapitalization in connection with our reverse merger. We do not expect to incur tax liabilities at the higher end of the range, based on information currently available.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of December 31, 2008.

Name	Age	Position

Gengchen Han 1	53	Chairman of the Board
Liang Yuan 2	51	Director, President and Chief Executive Officer
Yasheng Yang 3	46	Vice Chairman of the Board, Acting Chief Financial Officer
Bailiang Zhang	67	Independent Director
Dafang Huang	66	Independent Director
Min Tang 4	55	Independent Director
Steven Urbach	32	Independent Director
Michael W. Trimble	51	Independent Director
Remo Richli	45	Independent Director

–

1. Dr. Gengchen Han relinquished his role as co-Chief Executive Officer, effective January 1, 2009.  Dr. Han retains his position as Chairman of the Board.

2. Liang Yuan was appointed as sole Chief Executive Officer, effective January 1, 2009.

3. Yasheng Yang was appointed Acting Chief Financial Officer effective October 6, 2008.

4. Kerry S. Propper resigned as director, effective January 1, 2009.  Min Tang was appointed to be an independent director, effective January 1, 2009.

Gengchen Han is the Chairman of Origin. Dr. Han is also the Executive Chairman of Beijing Origin and its affiliated companies, a position that he has held since founding the business in 1997. Dr. Han was the Co-Chief Executive Officer and Chief Executive Officer of the company since its inception in 1997.  Dr. Han has more than 20 years of experience in research and development of hybrid seed products, particularly corn seed. From 1982 until 1984, Dr Han was a lecturer at the Henan Agriculture University. From 1984 to 1987, Dr. Han received his Ph.D. degree in Plant Breeding and Cytogenics from Iowa State University. From 1989 until 1990 he worked for the International Maize and Wheat Improvement Center, or CIMMYT, in Mexico. He worked for Pioneer Hi-bred International from 1990 to 1996; his positions there included Regional Technical Coordinator for Asia/Pacific and Regional Supervisor for China Business.

Liang Yuan is a director, President, and Chief Executive Officer of Origin. Mr. Yuan previously served as Executive Vice Chairman of Origin from 2005 to 2007 and was Co-Chief Executive Officer from 2007 to December 31, 2008. He has been an executive officer of Beijing Origin and its affiliated companies since 1997, where he has been principally responsible for infrastructure and public relations. Prior to joining Beijing Origin, Mr. Yuan was at the Fujian Economic Research Institute from 1985 to 1997, where he was in charge of the research and development of the regional economy in Fujian province.

Yasheng Yang is Vice Chairman of the Board and Acting Chief Financial Officer of Origin. Mr. Yang previously served as President, Vice Chairman, and Chief Operating Officer of Origin from 2005 to 2007. He is also an executive officer of each of our PRC Operating Companies since 1998, where he is principally responsible for advertising and marketing, and serves as President of our subsidiary, BioCentury Transgene. Prior to joining Beijing Origin, from 1995 to 1997, he worked in the Fujian province government as an officer, where he specialized in the areas of technology, medicine and education.

Bailiang Zhang has been a director of Origin since November 2005. Mr. Zhang has been a professor at Henan Agriculture University since 1985, and he served as president from 1994 to 2003. He is also a representative of the National People’s Congress. As a result of his work in the field of agriculture, he has received numerous honors, including the 51 Labor Medal, one of the highest awards given to Chinese citizens in recognition of significant contributions to the welfare of the country.

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

Dr. Min Tang has been a director of Origin since January 2009.  Dr. Tang sits as the Deputy Secretary of the China Development Research Foundation  in charge of  financial reform, energy conservation, and social development for the Development Research Center reporting to the State Council of China.    Previous to his position as the Deputy Secretary of the foundation, Dr. Tang worked in  Asia Development Bank for 18 years.  From 2000-2007, he was the Chief Economist of Asian Development Bank Resident Mission in China. Prior to this, Dr. Tang received his masters and PhD. degree in Economics from University of Illinois at Urbana Champaign, USA.

Steven Urbach has been a director of Origin since November 2005. He is currently a principal and President and Chief Financial Officer of Chardan Capital Markets, LLC, which he co-founded in February 2003.  In addition, he is a managing partner of Cornix Management, LLC, a multi-strategy hedge fund. From February 1999 to February 2003, Mr. Urbach was a Senior Trader at Windsor Capital Advisors, LLC, a firm specializing in making markets in Nasdaq securities. From September 1997 until February 2000, Mr. Urbach worked at Chase Manhattan Bank as an analyst and portfolio manager.

Michael W. Trimble has been a director of Origin since May 2006. Dr. Trimble is the founder of Trimble Genetics International LLC, or Trimble Genetics, and has been the President of Trimble Genetics since 2001. Trimble Genetics is a plant genetics research company. Dr. Trimble is a leader in plant genetics research with over twenty-eight years of experience in crop breeding and the agricultural seed industry. Dr. Trimble is an inventor of numerous patents in the field of plant genetics. Dr. Trimble has completed two terms of three years per term for the African Agriculture Technology Foundation. As a result of board term limits, effective January 1, 2009, Dr. Trimble no longer serves on this board. Dr. Trimble graduated with a Ph.D. degree from the University of Minnesota and also completed graduate programs at Purdue University and Iowa State University.

Remo Richli has been a director of Origin since November 2005. He is a Partner of Bridgelink AG, an international mergers and acquisitions firm headquartered in Switzerland. His activities include the acquisition and divestiture of companies as well as raising funds, including private equity deals. He previously worked in the United States as a financial expert at RP Associates in San Diego, a venture capital firm focusing on corporate finance and financial structures. During his time with RP Associates, Mr. Richli also served as chief financial officer of one of its portfolio companies. From 1993 to 1999, Mr. Richli owned a consulting firm engaged in corporate finance consultancy for mid-sized companies and acted as the Chief Executive Officer of client companies on a consulting basis. From 1991 to 1993, he was a director at the Department of Finance in Switzerland. Mr. Richli also serves as a member of the board of directors of A-Power Energy Generation Systems, a provider of distributed power generation systems that is traded on the NASDAQ stock exchange. He studied in Switzerland and in the United States and holds several degrees in Business and Economics.

B. Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB4, 156,442 (US$612,151) for the twelve months ended September 30, 2008. In addition, no options were granted to our directors and executive officers during that period.

Our stock options are granted under the 2005 Performance Equity Plan. We adopted the Plan in November 2005, under which we could issue share options with the right to purchase up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. We granted options under the Plan with the right to purchase a total of 1,385,000 during  November 2005 to June 2008.

2005 Performance Equity Plan

The Company has an equity performance plan entitled the 2005 Performance Equity Plan on October 28, 2005.   While we granted options under the Plan with the right to purchase a total of 411,000 in fiscal year 2008, options granted to our officers and directors remain in both the pools for the options granted in 2005 and 2008, as shown by the aggregate table:

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
Gengchen Han	75,000	$8.75/Share	November 8, 2005	November 8, 2010
Liang Yuan	30,000	$8.75/Share	November 8, 2005	November 8, 2010
Yasheng Yang	60,000	$8.75/Share	November 8, 2005	November 8, 2010
Steven Urbach	15,000	$8.75/Share	November 8, 2005	November 8, 2010
	10,000	$5.30/Share	March 28, 2008	March 27, 2013
Remo Richli	25,000	$8.75/Share	November 8, 2005	November 8, 2010
	15,000	$5.30/Share	March 28, 2008	March 27, 2013
Bailiang Zhang	15,000	$8.75/Share	November 8, 2005	November 8, 2010
	10,000	$5.30/Share	March 28, 2008	March 27, 2013
Michael Trimble	25,000	$5.30/Share	March 28, 2008	March 27, 2013
Dafang Huang	15,000	$8.75/Share	November 8, 2008	March 27, 2013
	10,000	$5.30/Share	March 28, 2008	March 27, 2013

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

Employment Agreements

Each of Dr. Han and Messrs. Yuan and Yang have entered into employment agreements with us. The agreements have a term of three years commencing as of January 1, 2009, and provide for an annual salary of $250,000 for each of them and a discretionary cash bonus based on growth in the combined companies’ per-share value, achievement of growth and business targets, satisfaction of company capital requirements and other criteria. The executives are entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreements are terminable by Origin for death, disability and cause. The executive may terminate for good reason, which includes Origin’s breach, the executive’s loss of his seat on the board of directors, and change of control. In the event of termination for good reason or without cause, the executive will receive compensation and benefits under his or her employment agreement through the earlier of two years from the date of termination or through the term of the agreement. The agreements contain provisions for the protection of confidential information and a three-year non-competition period within China. In the purchase agreement, there is an additional non-competition agreement applicable to these persons for the greater of five years after consummation or two years after employment that includes Hong Kong and Taiwan, in addition to China.

Board committees

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominations Committee..

Audit Committee

The members of our Audit Committee are Remo Richli (chairman), Steven Urbach and Min Tang. On December 17, 2008, Min Tang was appointed a member of the Audit Committee to replace Michael Trimble.  Our board of directors has determined that all of our Audit Committee members are independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

The board of directors has determined that each of Messrs. Richli, Urbach and Tang has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of Audit Committee functions.

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

Compensation Committee

The members of our Compensation Committee are Steven Urbach (chairman), Michael W. Trimble and Min Tang. The Compensation Committee also administers our stock option plan, including the authority to make and modify awards under the plan. Our only plan is the 2005 Performance Equity Plan. The current charter of the Compensation Committee, which was adopted March 16, 2007, provides that the committee is responsible for:

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

Nominating Committee

Our Nominating Committee consists of Gengchen Han, Remo Richli and Michael W. Trimble. On December 17, 2008, Gengchen Han was appointed a member of the Nominating Committee to replace Steven Urbach.  The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The Nominating Committee will identify, evaluate and recommend candidates to become members of the Board of Directors with the goal of creating a balance of knowledge and experience.  The Nominating Committee is not a fully independent committee.

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

D. Employees .

We had 743, 945 and 938 employees as of December 31, 2006, 2007 and 2008, respectively. We plan to hire additional employees as we expand. Substantially all of our employees are located in China. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2008:

Areas of Operations	Number of Employees	Percentage of Total
Research and Development	135	14.42%
Sales and Marketing	288	30.77%
Production	293	31.30%
Quality Control	62	6.62%
Others	158	16.88%
Total	938	100.00%

From time to time, we also employ part-time employees, including independent contractors to support our research and development and production activities, and other temporary employees. During the fiscal year ended December 31, 2008, we had an aggregate of 48 temporary employees.

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

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E. Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2008, by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned ( * )
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han Chairman of the Board (1) (2)	3,465,400	14.4%
Liang Yuan Chief Executive Officer, Director (1) (3)	3,336,400	14.2%
Yasheng Yang Vice Chairman of the Board, Acting Chief Financial Officer and Director (1) (4)	1,946,550	8.3%
Steven Urbach Director (5)	38,000	0.16%
Michael W. Trimble Director (6)	9,332	0.04%
Principal Shareholders:
Heartland Associates	3,802,287	16.52%
Royce and Associates	523,600	2.28%

Claymore Advisors	510,183	2.22%
Citadel (7)	1,852,174 (8)	7.88% (8)

* Beneficial ownership and percentage is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(1)
Unless otherwise indicated, the business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing PRC 102206.  See Item 6B.  “Directors, Senior Management, and Employees – Compensation” for discussion of option included in the table granted under the 2005 Performance Equity Plan.

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

(5)	The business address of Mr. Urbach is 17 State Street, Suite 1600, New York, NY 10004.

(6)	The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131.

(7)
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

(8)
According to the Schedule 13G filed by Citadel with the SEC on February 13, 2008, as of December 31, 2007, Citadel beneficially owned $21,300,000 in principal amount of the notes, collectively convertible into 1,852,174 ordinary shares at the current conversion price. Notwithstanding the foregoing, the number of shares beneficially owned by Citadel was equal to 1,852,174, or 7.88% of our issued and outstanding ordinary shares because, as set forth in the Investor Rights Agreement, dated July 25, 2007 between us, certain of our shareholders and Citadel, Citadel is not entitled to convert any portion of the notes for any number of our ordinary shares that, upon giving effect to such conversion, would cause the aggregate number of our ordinary shares owned by Citadel and its affiliates to exceed 9.99% of our outstanding ordinary shares immediately after giving effect to such conversion.

None of the above shareholders have voting rights that differ from the voting rights of other shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B. Related party transactions .

Stock Consignment Agreements

In order to comply with PRC regulations, we operate our business in China through our PRC Operating companies. We have entered into stock consignment agreements with our PRC Operating Companies other than Origin Biotechnology. The following is a summary of the material provisions of these agreements, which are also discussed under Item 4.C of this Annual Report.

The stock consignment agreements give State Harvest control over the shares of the three PRC Operating Companies. The agreements give State Harvest the right to manage in all respects the shares held in title by the shareholders, including all shareholder rights to call meetings of shareholders, to submit shareholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a shareholder in respect of the consigned shares. More specifically, the consignment agreements give State Harvest the right to select, replace and increase the number of the directors, supervisors and recommend new director and supervisor persons, and to exercise management rights, controlling rights and decision-making power over the shares of the PRC Operating Companies. The shareholders agreed not to interfere with State Harvest’s exercise of its rights and to cooperate fully and promptly to permit State Harvest to exercise its authority over the consigned shares. This includes all limitations on the ability of each consignee to transfer or dispose of the shares other than to State Harvest, give guarantees using the shares, consign the shares to another, alter their ownership proportions in any way, dispose of any rights in the ownership of the shares, agree to any debt, waive rights or restructure the shares. State Harvest has the right to take all action in respect of the consigned shares to avoid any damage or infringement of its rights, including in the event of the consigning shareholder’s bankruptcy. State Harvest, under the consignment agreements, has all rights in the consigned shares, including rights to profits, interest, dividends, bonuses and residual assets. If in the future any stock subject to the consignment agreements can be legally transferred to State Harvest, then without further action or payment by State Harvest, it shall be transferred to State Harvest in whole or in part for no additional consideration to the consigning shareholder. The term of each consignment agreement is initially three years, but is automatically renewed indefinitely until both consigners and the consignee agree to terminate. For more information about the stock consignment agreements, See Item 8.01 “Other Events” of our Form 8-K filed with the Securities and Exchange Commission on August 8, 2005.  Shares in the PRC operating companies are pledged under these stock consignment agreements.

Technical Service Agreements

As part of the reorganization of our PRC Operating Companies, all of the intellectual property rights of Beijing Origin, Changchun Origin and Henan Origin have been and will continue to be transferred to Origin Biotechnology pursuant to technology service agreements dated December 25, 2004. The purpose of this was to permit the better management and licensing of the intellectual property that the three assignors have developed. Under the technology agreements, Origin Biotechnology will provide technical research and production and distribution services for the seeds produced by the group. These services will include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The initial term is for three years, but the agreements are automatically renewed unless both parties agree to a termination. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds. Generally, the fees will be as follows: RMB1.2 Yuan per kilogram of corn sold by the party receiving the technical services; RMB6 Yuan per kilogram of rice sold by the party receiving the technical service and RMB12 Yuan per kilogram of cotton sold by the party receiving the technical services. The fees are to be confirmed and paid at the end of each growing season. and only charged fees on the sales related to the seed rights owned by Biotech.

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

Joint Development Agreements

Beijing Origin is a party to three joint development agreements with Corn Research Institute of Li County in Hebei Province, China, to develop new hybrid corn seeds. Corn Research Institute of Li County was incorporated as Liyu on May 2004, of which a 30% equity interest was owned by Yang Yasheng, one of our major shareholders and directors. Yang Yasheng transferred his 30% interest to Beijing Origin on September 2004. On March 11, 2004, Corn Research Institute of Li County, Liyu and Beijing Origin entered into an agreement pursuant to which all the rights and obligations of Corn Research Institute of Li County under the three joint development agreements were assumed by Liyu after the dissolution of Corn Research Institute of Li County. In accordance with these joint development agreements, the parties agreed to jointly develop six varieties of new corn hybrid seeds, Liyu 26, Liyu 16, Liyu 6, Liyu 15, Li 168, and Liyu 35. The proprietary rights to the varieties of seeds developed under these agreements belongs to Corn Research Institute of Li County, now Liyu but Beijing Origin has exclusive right to production and marketing of these seeds. The fees payable by Beijing Origin represent a percentage of revenues from the sale of the varieties, and plus a flat fee with respect to Liyu 26 and Liyu 16. The agreements have no fixed term or termination date. The agreements may be terminated for breach by either party. We may terminate the agreements at any time, in effect, by not producing seeds, without penalty.

Technology Transfer Agreement

Beijing Origin, or its predecessor, entered into this agreement with Henan Agriculture University in 1998. Henan Agriculture University currently owns a 2.04% equity interest in Beijing Origin. Under this agreement, the proprietary right to the new variety of seed, Yuyu 22, belongs to Henan Agriculture University. Beijing Origin has the right to propagate, produce and sell the new corn variety. The fee payable under this agreement is RMB20 per mu (unit of area equivalent to 0.164 of an acre) of seed production area per year. There is no fixed term or termination date of this agreement..

Amounts due from and to minority shareholders of Denong

As of September 30, 2008, amounts due to the former minority shareholders of Denong are RMB7.4 million  (US$ 1.09 million). The amounts represent temporary fund by four minority shareholders of Denong and are payable on demand with no interest.

Loan Agreement

In January 2006, Beijing Origin entered into a loan agreement with certain shareholders of Jilin Changrong. Under this agreement, Beijing Origin provided a loan of RMB6.5 million (US$ 0.82 million) to these shareholders of Jilin Changrong to set up Jilin Changrong. The loan will be repaid within 3 years with an interest rate which will be equivalent to the bank interest rate on the date of repayment, and the interest income of Origin on the loan was RMB820,435 (US$120,831)

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this Annual Report. See Item 18 “Financial Statements.”

Legal Proceedings

On December 30, 2000, Lin Ze Xian Origin Seed Technology Development Co., Ltd., or Lin Ze Origin, entered into a guarantee agreement with Agriculture Bank of China Lin Ze Branch to guarantee a loan extended by Agriculture Bank of China Lin Ze Branch to Lin Ze Xian Seed Company. Lin Ze Origin subsequently merged into Beijing Origin, which assumed the rights and obligations of Lin Ze Origin by operation of law under the guarantee agreement. Upon the borrower Lin Ze Xian Seed Company’s announcement of bankruptcy, we were required to repay the outstanding loan. On December 28, 2001, we were ordered by the Lin Ze Xian People’s Court to pay approximately RMB2,872,000 (US$383,301) to Agricultural Bank of China Lin Ze Branch in fulfillment of the guarantee obligation. The civil judgment of the Zhangyi Intermediate People’s Court suspended this decision pending final outcome of Lin Ze Xian Seed Company’s bankruptcy hearings. On March 19, 2007, the Zhangye Intermediate People’s Court made a final decision that Lin Ze Xian Seed Company shall pay RMB244,767.29 (US$32,667) to Agricultural Bank of China Lin Ze Branch, and Beijing Origin shall be jointly and severally liable to pay the money in fulfillment of the guarantee obligation.

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

	The OTCBB Price per Common Stock		The OTCBB Price per Warrant		The OTCBB Price per Unit		Nasdaq (2) Price per Share

	High	Low	High	Low	High	Low	High	Low

Annual Market Prices
Year 2005 (until November 8, 2005)	10.38	6.20	5.06	1.60	20.20	9.30	N/A	N/A
Year 2005 (from November 8, 2005)	N/A	N/A	N/A	N/A	N/A	N/A	13.80	8.75
Transition period from January 1, 2006 through September 30, 2006)(1)	N/A	N/A	N/A	N/A	N/A	N/A	18.35	9.31
Year 2007 (until September 30, 2007)	N/A	N/A	N/A	N/A	N/A	N/A	15.12	6.54
Year 2008 (until September 30 2008)	N/A	N/A	N/A	N/A	N/A	N/A	14.99	4.32

Quarterly Market Prices
First Quarter 2005	8.20	6.10	3.21	1.60	14.35	9.30	N/A	N/A
Second Quarter 2005	9.10	7.30	3.35	2.00	15.50	12.25	N/A	N/A
Third Quarter 2005	9.74	7.85	8.60	3.75	30.00	14.86	N/A	N/A
Fourth Quarter 2005	N/A	N/A	N/A	N/A	N/A	N/A	13.80	8.75
First Quarter 2006	N/A	N/A	N/A	N/A	N/A	N/A	18.35	11.48
Second Quarter 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.74	12.18
Third Quarter 2006	N/A	N/A	N/A	N/A	N/A	N/A	14.54	9.31
First Quarter 2007 ended December 31, 2006	N/A	N/A	N/A	N/A	N/A	N/A	15.12	10.15
Second Quarter 2007 ended March 31, 2007	N/A	N/A	N/A	N/A	N/A	N/A	11.88	7.13
Third Quarter 2007 ended June 30, 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.25	7.55
Fourth Quarter 2007 ended September 30, 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.95	6.54
First Quarter 2008 ended December 31, 2007	N/A	N/A	N/A	N/A	N/A	N/A	14.99	5.23
Second Quarter 2008 ended March 31, 2008	N/A	N/A	N/A	N/A	N/A	N/A	12.09	4.50
Third Quarter 2008 ended June 30, 2008	N/A	N/A	N/A	N/A	N/A	N/A	7.65	5.10

Fourth Quarter 2008 ended September 30, 2008	N/A	N/A	N/A	N/A	N/A	N/A	6.17	4.32
First Quarter 2009 ended December 31, 2008	N/A	N/A	N/A	N/A	N/A	N/A	5.39	1.76

Monthly Market Prices
March 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.50	14.94
April 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.74	16.10
May 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.36	13.16
June 2006	N/A	N/A	N/A	N/A	N/A	N/A	15.00	12.18
July 2006	N/A	N/A	N/A	N/A	N/A	N/A	14.54	9.40
August 2006	N/A	N/A	N/A	N/A	N/A	N/A	12.00	9.31
September 2006	N/A	N/A	N/A	N/A	N/A	N/A	12.46	10.57
October 2006	N/A	N/A	N/A	N/A	N/A	N/A	11.99	10.69
November 2006	N/A	N/A	N/A	N/A	N/A	N/A	15.12	10.57
December 2006	N/A	N/A	N/A	N/A	N/A	N/A	12.85	10.15
January 2007	N/A	N/A	N/A	N/A	N/A	N/A	11.88	8.61
February 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.24	7.25
March 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.47	7.13
April 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.25	8.55
May 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.09	7.55
June 2007	N/A	N/A	N/A	N/A	N/A	N/A	8.65	7.74
July 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.95	8.05
August 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.04	7.75
September 2007	N/A	N/A	N/A	N/A	N/A	N/A	8.34	6.54
October 2007	N/A	N/A	N/A	N/A	N/A	N/A	14.99	7.25
November 2007	N/A	N/A	N/A	N/A	N/A	N/A	8.95	5.23
December 2007	N/A	N/A	N/A	N/A	N/A	N/A	7.95	5.49
January 2008	N/A	N/A	N/A	N/A	N/A	N/A	12.09	6.24
February 2008	N/A	N/A	N/A	N/A	N/A	N/A	10.35	6.41
March 2008	N/A	N/A	N/A	N/A	N/A	N/A	7.07	4.50
April 2008	N/A	N/A	N/A	N/A	N/A	N/A	7.62	5.10
May 2008	N/A	N/A	N/A	N/A	N/A	N/A	7.65	6.13

June 2008	N/A	N/A	N/A	N/A	N/A	N/A	7.34	5.70
July 2008	N/A	N/A	N/A	N/A	N/A	N/A	6.17	4.32
August 2008	N/A	N/A	N/A	N/A	N/A	N/A	6.13	4.36
September 2008	N/A	N/A	N/A	N/A	N/A	N/A	5.67	4.52
October 2008	N/A	N/A	N/A	N/A	N/A	N/A	5.39	1.76
November 2008	N/A	N/A	N/A	N/A	N/A	N/A	3.50	2.00
December 2008	N/A	N/A	N/A	N/A	N/A	N/A	2.60	1.82
January 2009	N/A	N/A	N/A	N/A	N/A	N/A	2.50	1.90
February 2009	N/A	N/A	N/A	N/A	N/A	N/A	2.55	1.80

As of March 10, 2009, our stock price closed at $1.89 on the Nasdaq Global Select Market.

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

We believe that we were not a PFIC for the taxable year 2008. However, there can be no assurance that we will not be a PFIC for the taxable year 2008 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2008 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

I. Subsidiaries information.

See Item 4.  Information on the Company, Subpart C – Organizational Structure.

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

We have recorded  RMB 13.80 million (US$2.03 million) of foreign exchange gains in our net income for the twelve months ended September 30, 2008, due to the recent revaluation of the Renminbi against the U.S. dollar by the PRC government. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are fixed, as well as re-evaluate its decades-old policy of using a fixed-rate regime to govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.8%, 1.3%,  4.6%, and 5.9% in year ended 2005 and fiscal year ended 2006, the fiscal year ended September 30, 2007 and the year ended September 30, 2008, respectively. Sustained or increased inflation in China may have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

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

ITEM 15. CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures: As of September 30, 2008 (the “Evaluation Date”), the Company conducted and evaluation (under the supervision and participation of the Company’s management including the Chief Executive Officer and the Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company's disclosure controls and procedures.  The Company’s Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as the management has identified a material weakness which  is detailed as follows.

In preparing our consolidated financial statements for September 30, 2008, a material weakness in our internal control over financial reporting was identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weakness identified related to the retention of proper documentation for the revenue, purchase, and inventory transaction cycles to support the completeness accuracy of respective financial information for one of our subsidiaries, Jilin Changrong Hi-Tech Seed Company Limited.  Our subsidiary company Jilin Changrong Hi-Tech Seed Company Limited is in its first year of auditing with respect to Sarbanes-Oxley Act of 2002. As a result, this control deficiency may result in a material misstatement in the Company’s annual consolidated financial statements that may not be prevented or detected in a timely basis.

We have begun to take steps to remediate the issue related to Jilin Changrong subsidiary by seeking to hire persons with expertise in this area of accounting procedure; We believe that we will be able to locate and hire such persons during the 2009 fiscal year in time to remediate the issue fully in the current year.

The material weakness in our reported financial statements for September 30, 2007, related to the application of derivative accounting was remediated during fiscal year 2008.

(b) Report of Origin’s Management on Internal Control over Financial Reporting: Origin’s Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting as of September 30, 2008. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2008. In making this assessment, it used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, management has identified one material weakness in the Company’s internal control over financial statements with respect to Jilin Changrong, which is further described below.

In preparing our consolidated financial statements for September 30, 2008, a material weakness in our internal control over financial reporting was identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weakness identified primarily related to the retention of proper documentation for the revenue, purchase, and inventory transaction cycles to support the completeness accuracy of respective financial information for one of our subsidiaries, Jilin Changrong Hi-Tech Seed Company Limited.  Our subsidiary company Jilin Changrong Hi-Tech Seed Company Limited is in its first year of auditing with respect to Sarbanes-Oxley Act of 2002.

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

(c) Changes in internal control over financial reporting : Other than the remediation of the material weakness identified in 2007 in respect of the derivative accounting, there were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)   Audit Fees.

The aggregate fees billed for the fiscal year ended September 30, 2008 for professional services rendered by BDO McCabe Lo Limited for the audit of internal control system and the financial statements of the fiscal year ended September 30, 2008 of Origin Agritech Limited were $0.70 million.

(b)   Audit - Related Fees

The aggregate fees billed for the year ended September 30, 2008 for professional services rendered by BDO McCabe Lo Limited for the performance of agree-upon procedures for the quarterly financial statements during the year ended September 30, 2008 were $0.105 million.

(c) Tax Fees

We did not enter into any engagement during the fiscal years ended September 30, 2007or 2008 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d) All Other Fees

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal years ended September 30, 2007 and 2008.

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
1.1
Memorandum and Articles of Association of Origin Agritech Limited re-registered under the new Business Companies Act of the British Virgin Islands as of July 10, 2006 (Incorporated by reference to Exhibit 1.1 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

2.1
Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.2 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

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

4.1
2005 Performance Equity Plan (Incorporated by reference to Annex D of the proxy statement/prospectus included in our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 27, 2005)

4.2
Form of Employee Share Option Agreement of Origin Agritech Limited (Incorporated by reference to Exhibit 4.2 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.3
Technical Service Agreement between Origin Biotechnology and Beijing Origin (Incorporated by reference to Exhibit 10.14 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.4
Technical Service Agreement between Origin Biotechnology and Henan Origin (Incorporated by reference to Exhibit 10.15 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.5
Technical Service Agreement between Origin Biotechnology and Changchun Origin (Incorporated by reference to Exhibit 10.16 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.6
Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.17 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.7
Form of Corn Seed Production Booking Contract (Incorporated by reference to Exhibit 10.26 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.8
Technology Transfer Agreement between Henan Agriculture University and Beijing Origin (YuYu22) (Incorporated by reference to Exhibit 10.27 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.9
Joint Development agreement with Corn Research Institute of Li County (1st Agreement) (Incorporated by reference to Exhibit 10.28 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005)

4.10
Joint Development Agreement with Corn Research Institute of Li County (2nd Agreement) (Incorporated by reference to Exhibit 10.29 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005)

4.11
Joint Development Agreement with Hubei Province Shiyan Agricultural Sciences Institute (EYu10) (Incorporated by reference to Exhibit 10.30 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005)

4.12
Form Equity Transfer Agreement between Beijing Origin and shareholders of Denong Zhengcheng Seed Co., Ltd. pursuant to which Beijing Origin acquired 52.21% equity interest in Denong Zhengcheng Seed Co., Ltd. dated as of January 16, 2006 (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.13
Equity Transfer Agreement between Beijing Origin and Jilin Academy of Agriculture Science dated as of December 6, 2005 (Incorporated by reference to Exhibit 4.17 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.14
Equity Transfer Agreement between Beijing Origin and China National Center for Biotechnology Development dated as of December 28, 2004 (Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.15	Capital Contribution Agreement (Incorporated by reference to Exhibit 4.19 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.16
New Corn Seed Liyu 35 Joint Development Agreement between Beijing Origin and Shijiazhuang Liyu Technology Development Co., Ltd. dated as of March 30, 2006 (Incorporated by reference to Exhibit 4.20 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.17
Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 31, 2002 (Incorporated by reference to Exhibit 4.21 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.18
Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 9, 2003 (Incorporated by reference to Exhibit 4.22 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.19
Technology Transfer and Cooperation Agreement Concerning a New Corn Hybrid Yuyu 20 (Incorporated by reference to Exhibit 4.23 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.20	Renminbi Capital Loan Contract (Incorporated by reference to Exhibit 4.24 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.21	Mortgage Contract (Incorporated by reference to Exhibit 4.25 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.22	Form of Hybrid Corn Seed Sales Contract (Incorporated by reference to Exhibit 4.26 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.23
Corn Hybrid Seed Production Booking Contract Dated April 4, 2006 between Beijing Origin and Jilin Changrong (Incorporated by reference to Exhibit 4.26 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on February 15, 2007)

4.24
Share Transfer Agreement and Supplementary Agreement Dated June 13, 2006 between Beijing Origin and China M&A Management Holdings, Inc. (Incorporated by reference to Exhibit 4.28 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on February 15, 2007)

4.25
Renminbi Capital Loan Contract Dated July 24, 2006 between Beijing Origin and China Construction Bank Corporation Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.29 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on February 15, 2007)

4.26
Mortgage Contract Dated July 18, 2006 between Beijing Origin and China Construction Bank   Corporation Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.30 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on February 15, 2007)

4.27
Loan Contract Dated September 14, 2006 between Beijing Origin and Bank of Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.31 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on February 15, 2007)

4.28
Loan Contract Dated February 13, 2006 between Denong and Deyang City Commercial Bank (Incorporated by reference to Exhibit 4.32 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on February 15, 2007)

4.29
Loan Agreement Dated January 19, 2006 and Supplementary Agreement Dated November 9, 2006 between Beijing Origin and Individuals (Incorporated by reference to Exhibit 4.33 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on February 15, 2007)

4.30
Form of Incentive Stock Option Agreement (Incorporated by reference to Exhibit 34 of our Annual Report on Form 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 27, 2008)

4.31
Form of Nonqualified Share Option Agreement (Incorporated by reference to Exhibit 35 of our Annual Report on Form 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 27, 2008)

4.32
Form Share Transfer Agreement between Beijing Origin and shareholders of Jilin Changrong High-tech Seed Limited pursuant to which Beijing Origin acquired 9.18% equity interest in Jilin Changrong Hi-tech Seed Limited (Incorporated by reference to Exhibit 36 of our Annual Report on Form 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 27, 2008)

4.33
Share Transfer Agreement Dated December 25, 2006 between Beijing Origin and Yanjun Song, one of Denong’s shareholder (Incorporated by reference to Exhibit 37 of our Annual Report on Form 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 27, 2008)

4.34
Renminbi Capital Loan Contract Dated July 6, 2007 between Beijing Origin Seed Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.38 of our Annual Report on Form 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 27, 2008)

4.35
Mortgage Contract Dated July 6, 2007 between Changchun Origin Seed Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 27, 2008)

4.36
Renminbi Capital Loan Contract Dated July 25, 2007 between Beijing Origin Seed Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.40 of our Annual Report on Form 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 27, 2008)

4.37
Guarantee Contract Dated July 25, 2007 between Beijing Origin State Harvest Biotechnology Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.41 of our Annual Report on Form 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 27, 2008)

4.38
Renminbi Capital Loan Contract Dated September 29, 2007 between Beijing Origin Seed Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.42 of our Annual Report on Form 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 27, 2008)

4.39
Guarantee Contract Dated September 29, 2007 between Beijing Origin State Harvest Biotechnology Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.43 of our Annual Report on Form 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 27, 2008)

4.40
Renminbi Capital Loan Contract Dated November 18, 2007 between Beijing Origin Seed Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.44 of our Annual Report on Form 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 27, 2008)

4.41
Mortgage Contract Dated November 18, 2007 between Beijing Origin Seed Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.45 of our Annual Report on Form 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 27, 2008)

4.42
Renminbi Capital Loan Contract Dated November 13, 2007 between Beijing Origin Seed Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.46 of our Annual Report on Form 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 27, 2008)

4.43
Guarantee Contract Dated November 13, 2007 between Beijing Origin State Harvest Biotechnology Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.47 of our Annual Report on Form 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 27, 2008)

4.44
Renminbi Capital Loan Contract Dated November 13, 2007 between Beijing Origin State Harvest Biotechnology Limited and China Construction Bank Corporation Beijing Shangdi Sub-Branch (Incorporated by reference to Exhibit 4.48 of our Annual Report on Form 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 27, 2008)

4.45	Second Repurchase Agreement Dated January 19, 2009, between Origin Agritech Ltd. And Citadel Equity Fund Ltd. (Incorporated by reference from Form 6-K filed February 12, 2009, Exhibit 99.2)

8.1	Updated List of subsidiaries

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007)

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007)

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.2	Consent of BDO McCabe Lo Limited to incorporation of its report on the Registrant's consolidated financial statements into Registrant's Registration Statements on Form S-8

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March, 2009	ORIGIN AGRITECH LIMITED

/s/ Liang Yuan
	Name:	Liang Yuan
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

Reports of Independent Registered Public Accounting Firms Consolidated Financial Statements

For the nine months ended September 30, 2006, year ended September 30, 2007 and year ended September 30, 2008

ORIGIN AGRITECH LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 1

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2007 AND 2008	F - 3

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND THE YEARS ENDED SEPTEMBER 30, 2007 AND 2008	F - 4

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND THE YEARS ENDED SEPTEMBER 30, 2007 AND 2008	F - 5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND THE YEARS ENDED SEPTEMBER 30, 2007 AND 2008	F - 6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F - 8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ORIGIN AGRITECH LIMITED

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities (the "Company") as of September 30, 2007 and 2008 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the nine months ended September 30, 2006 and the years ended September 30, 2007 and 2008, all expressed in Renminbi. We have also audited the Company’s internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

The Company did not retain proper documentation in the revenue, purchase and inventory transaction cycles to support the completeness and accuracy of respective financial information for one of the subsidiaries, Jilin Changrong Hi-Tech Seed Company Limited. This control deficiency could result in material misstatement to the Company’s annual consolidation financial statements that would not be prevented or detected on a timely basis.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2007 and 2008 and the result of its operations and its cash flows for the nine months ended September 30, 2006 and the years ended September 30, 2007 and 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, because of the effect of the material weakness described above, the Company did not maintain effective internal control over financial reporting as of September 30, 2008, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.

BDO McCabe Lo Limited
Hong Kong, March 24, 2009

CONSOLIDATED BALANCE SHEETS
(In thousands, except number of share and per share data)

	September 30,
	2007	2008	2008
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	162,314	102,263	15,061
Debt securities (note 3)	133,968	-	-
Accounts receivable, less allowance for doubtful amounts of RMB1,876 and RMB842 as of September 30, 2007 and 2008, respectively	2,750	4,686	691
Due from related parties (note 4)	7,384	8,458	1,246
Advances to suppliers (note 5)	1,029	1,937	285
Advances to growers	24,452	45,488	6,699
Inventories (note 6)	449,207	387,734	57,104
Income tax recoverable (note 19)	1,760	1,697	250
Prepaid expenses and other current assets (note 7)	11,459	13,279	1,956

Total current assets	794,323	565,542	83,292
Land use rights, net (note 8)	21,554	21,055	3,101
Plant and equipment, net (note 9)	143,043	146,372	21,557
Equity investments (note 10)	58,882	65,384	9,630
Goodwill (note 1)	16,665	16,665	2,454
Due from related parties (note 4)	7,325	-	-
Acquired intangible assets, net (note 11)	43,057	32,305	4,758
Deferred income tax assets (note 19)	12,828	26,192	3,857
Other assets (note 12)	13,306	20,781	3,061

Total assets	1,110,983	894,296	131,710

Liabilities, minority interests and shareholders’ equity
Current liabilities:
Short-term borrowings (note 13)	268,400	163,940	24,145
Accounts payable	14,365	7,924	1,166
Due to growers	17,811	14,033	2,067
Due to related parties (note 4)	4,233	15,671	2,308
Advances from customers	82,187	138,804	20,443
Deferred revenues	23,238	34,848	5,132
Income tax payable	39,059	39,059	5,753
Other payables and accrued expenses (note 15)	50,054	73,297	10,796

Total current liabilities	499,347	487,576	71,810
Long-term borrowings (note 13)	1,880	940	138
Convertible notes, net of discount of RMB 126,763 and RMB79,935 as of September 30, 2007 and 2008, respectively (note 14)	173,669	65,294	9,616
Embedded derivatives-redemption feature (note 14)	86,937	33,580	4,946
Other long-term liabilities (note 16)	3,458	3,658	539

Total liabilities	765,291	591,048	87,049
Minority interests	48,775	39,224	5,777
Commitments and contingencies (note 23)
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 22,974,059 and 23,013,692 shares issued and outstanding as of September 30, 2007 and 2008, respectively)	-	-	-
Additional paid-in capital	377,324	388,860	57,270
Retained earnings (deficit)	(41,404)	(84,690)	(12,473)
Treasury stock at cost (498,851 shares) (note 18)	(29,377)	(29,377)	(4,327)
Accumulated other comprehensive loss	(9,626)	(10,769)	(1,586)

Total shareholders’ equity	296,917	264,024	38,884

Total liabilities, minority interests and shareholders’ equity	1,110,983	894,296	131,710

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except number of share and per share data)

	Nine months ended September 30,		Year ended September 30,
	2006		2007		2008		2008
	RMB		RMB		RMB		US$

Revenues		522,999		489,379		513,490		75,625
Cost of revenues		(362,982)		(462,852)		(404,795)		(59,617)

Gross profit		160,017		26,527		108,695		16,008

Operating expenses:
Selling and marketing		(49,651)		(57,994)		(53,203)		(7,836)
General and administrative		(40,933)		(92,246)		(73,355)		(10,805)
Research and development		(13,144)		(28,441)		(24,513)		(3,610)

Total operating expenses		(103,728)		(178,681)		(151,071)		(22,251)

Income (loss) from operations		56,289		(152,154)		(42,376)		(6,243)
Interest expense		(5,005)		(21,697)		(36,939)		(5,439)
Share of earnings (loss) in equity investee companies		12,828		(669)		7,702		1,134
Interest income		8,783		10,942		5,199		766
Other income		2,893		1,312		628		93
Changes in the fair value of embedded derivatives		-		12,601		20,229		2,979

Income (loss) before income taxes and minority interests		75,788		(149,665)		(45,557)		(6,710)
Income tax expense (note 19)
Current		(1,428)		(8,737)		(9,369)		(1,380)
Deferred		1,061		8,786		13,364		1,968

Income tax expense		(367)		49		3,995		588

Income (loss) before minority interests		75,421		(149,616)		(41,562)		(6,122)
Minority interests		910		(13,584)		(1,724)		(254)

Net income (loss)		76,331		(163,200)		(43,286)		(6,376)

Net income (loss) per share – basic (note 20)	RMB	3.25	RMB	(7.01)	RMB	(1.88)	USD	(0.27)

Net income (loss) per share – diluted (note 20)	RMB	3.03	RMB	(7.01)	RMB	(1.88)	USD	(0.27)

Shares used in calculating basic net income (loss) per share		23,472,910		23,268,062		22,987,270		22,987,270

Shares used in calculating diluted net income (loss) per share		25,187,753		23,268,062		22,987,270		22,987,270

Cash dividend per share		-		-		-		-

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In thousands, except number of share and per share data)

			Additional	Retained Earnings	Accumulated Other		Total
	Common stock		Paid-in	(Deficit)	Comprehensive	Treasury	Shareholders’	Comprehensive
	Shares	Amount	Capital	(Note 22)	Loss	Stock	Equity	Income (Loss)

Balance as of January 1, 2006	18,203,193	-	246,093	45,465	(391)	-	291,167
Net income	-	-	-	76,331	-	-	76,331	76,331
Issuance of common shares upon conversion of Unit Purchase Options (note 21)	19,833	-	-	-	-	-	-	-
Issuance of common shares upon exercise of Warrants (note 21)	5,249,884	-	211,712	-	-	-	211,712	-
Share-based compensation expense	-	-	3,986	-	-	-	3,986	-
Cumulative translation adjustment	-	-	-	-	(3,649)	-	(3,649)	(3,649)
Deemed distribution (note 1)	-	-	(120,981)	-	-	-	(120,981)	-

Balance as of September 30, 2006	23,472,910	-	340,810	121,796	(4,040)	-	458,566
For the nine months ended September 30, 2006								72,682

Net loss	-	-		(163,200)	-	-	(163,200)	(163,200)
Issuance of convertible notes (note 14)		-	31,230	-	-	-	31,230	-
Share-based compensation expense	-	-	5,284	-	-	-	5,284	-
Cumulative translation adjustment	-	-		-	(5,586)		(5,586)	(5,586)
Treasury stock (note 18)	(498,851)	-	-	-	-	(29,377)	(29,377)	-

Balance as of September 30, 2007	22,974,059	-	377,324	(41,404)	(9,626)	(29,377)	296,917
For the year ended September 30, 2007								(168,786)

Net loss	-	-	-	(43,286)	-	-	(43,286)	(43,286)
Issuance of common shares upon exercise of share options	39,633	-	1,432	-	-	-	1,432	-
Share-based compensation expense	-	-	10,104	-	-	-	10,104	-
Cumulative translation adjustment	-	-	-	-	(1,143)	-	(1,143)	(1,143)

Balance as of September 30, 2008	23,013,692	-	388,860	(84,690)	(10,769)	(29,377)	264,024
For the year ended September 30, 2008								(44,429)
In US$		-	57,270	(12,473)	(1,586)	(4,327)	38,884	(6,543)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Nine months ended September 30,	Year ended September 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$

Operating activities:
Net income (loss)	76,331	(163,200)	(43,286)	(6,376)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	11,677	22,032	22,298	3,284
Loss on disposal of plant and equipment	146	851	823	121
Gain on disposal of acquired intangible assets	-	(104)	-	-
Gain on disposal of debt securities	(394)	(3,339)	(3,845)	(566)
Change in the fair value of embedded derivatives	-	(12,601)	(20,229)	(2,979)
Impairment on receivables	(116)	2,464	(1,051)	(155)
Inventory write down	4,194	77,244	18,005	2,652
Impairment on intangible assets	-	2,325	1,962	289
Interest expense on and amortization of discount convertible notes	-	4,127	18,824	2,772
Written-off of acquired research and development expenses	1,297	2,196	-	-
Deferred income tax assets	(3,715)	(8,786)	(13,364)	(1,968)
Minority interests	(910)	13,584	1,724	254
Share-based compensation expense	3,986	5,284	10,104	1,488
Share of earnings in equity investee companies	(12,828)	669	(7,702)	(1,134)
Changes in operating assets and liabilities:
Accounts receivable, net	(9,954)	8,323	(902)	(133)
Due from related parties	(754)	(516)	3,251	479
Advances to growers	(49,250)	28,354	(21,036)	(3,098)
Advances to suppliers	25,533	2,530	(908)	(134)
Inventories	215,400	(57,477)	43,468	6,402
Income tax recoverable	1,180	426	63	9
Prepaid expenses and other current assets	45,173	7,510	(1,803)	(266)
Other assets	1,484	75	(295)	(43)
Accounts payable	(56,994)	(31,238)	(6,441)	(949)
Due to growers	(27,401)	(20,983)	(3,778)	(556)
Due to related parties	688	(6,102)	11,438	1,685
Advances from customers	(75,388)	(44,182)	56,617	8,338
Deferred revenues	(247,364)	(863)	11,610	1,710
Income tax payable	(192)	-	-	-
Other long-term liabilities	(1,872)	2,458	200	29
Other payables and accrued expenses	(23,217)	(303)	(18,549)	(2,732)

Net cash provided by (used in) operating activities	(123,260)	(169,242)	57,198	8,423

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Nine months ended September 30,	Year ended September 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$

Investing activities:
Dividends received	1,200	1,200	1,200	177
Purchase of plant and equipment	(9,504)	(36,526)	(19,662)	(2,896)
Purchase of debt securities	(201,544)	(286,270)	(215,907)	(31,798)
Loan to shareholders of a subsidiary	(6,500)	(825)	-	-
Repayment of loan from shareholders of a subsidiary	-	-	3,000	442
Proceeds from disposal of plant and equipment	1,015	8,002	2,019	297
Proceeds from disposal of acquired intangible assets	-	267	49	7
Proceeds from sale of debt securities	55,122	297,020	346,048	50,965
Purchase of land use rights	(5,379)	(5,458)	-	-
Acquisition of equity method investment	(10,430)	(30,330)	-	-
Deposits for purchase of acquired technology and land use rights	(10,940)	-	(6,732)	(991)
Deposits for purchase of plant and equipment	(4,341)	(122)	(448)	(66)
Business acquisition, net of cash acquired	(36,298)	(31,872)	-	-
Deposit for purchase of equity investment	(10,000)	-	-	-
Purchase of intangible assets	(7,373)	(6,034)	(1,937)	(285)
Net cash provided by/(used in) investing activities	(244,972)	(90,948)	107,630	15,852

Financing activities:
Proceeds from short-term borrowings	231,000	361,400	283,000	41,680
Repayment of short-term borrowings	(41,000)	(346,000)	(388,400)	(57,203)
Repayment of third party loans	(10,693)	(6,256)	(1,208)	(178)
Repurchase of convertible notes	-	-	(106,849)	(15,736)
Proceeds from issuance of convertible bonds	-	302,384	-	-
Deemed distribution (note 1)	(120,981)	-	-	-
Advance from a shareholder	-	1,623	-	-
Advance from minority shareholders of Denong	4,968	-	-	-
Exercise of warrants	211,712	-	-
Exercise of staff options	-	-	1,432	211
Repurchase of treasury stock	-	(29,377)	-	-
Net cash provided by (used in) financing activities	275,006	283,774	(212,025)	(31,226)

Net increase (decrease) in cash and cash equivalents	(93,226)	23,584	(47,197)	(6,951)
Cash and cash equivalents, beginning of year	237,828	140,953	162,314	23,906
Effect of exchange rate changes on cash and cash equivalents	(3,649)	(2,223)	(12,854)	(1,894)
Cash and cash equivalents, end of year	140,953	162,314	102,263	15,061

Supplemental disclosure of cash flow information:
Income taxes paid	2,382	8,311	9,306	1,371

Interest paid	4,852	18,280	18,566	2,734

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Origin Agritech Limited (“Agritech”), incorporated under the laws of the British Virgin Islands, and its subsidiaries and variable interest entities (together, the “Company”) are engaged in hybrid crop seed development, production and distribution. As of September 30, 2008, details of the Company’s subsidiaries and variable interest entities are as follows:

	Date of	Place of
	Incorporation	Incorporation	Percentage	Principal
Name	or establishment	or establishment	of ownership	Activity

Subsidiary:
State Harvest Holdings Limited (“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment holding

Beijing Origin State Harvest Biotechnology Limited (“BioTech”)	December 1, 2004	People’s Republic of China (“PRC”)	100%	Hybrid seed technology development

Variable interest entity:
Beijing Origin Seed Limited (note (i)) (“Beijing Origin”)	December 26, 1997	PRC	-	Hybrid crop seed development, production and distribution

Subsidiaries held by Beijing Origin:
Henan Origin Cotton Technology Development Limited (note (i)) (“Henan Cotton”)	March 2, 2001	PRC	92.04%	Hybrid crop seed development, production and distribution

Changchun Origin Seed Technology Development Limited (note (i)) (“Changchun Origin”)	April 29, 2003	PRC	99%	Hybrid crop seed development, production and distribution

Jilin Changrong Hi-Tech Seed Company Limited (“Changrong”)	January 24, 2006	PRC	43.95%	Hybrid crop seed development, production and distribution

Denong Zhengcheng Seed Limited (note (ii)) (“Denong”)	June 21, 2000	PRC	97.62%	Hybrid crop seed development, production and distribution

Note (i):	Beijing Origin Seed Limited, Henan Origin Cotton Technology Development Limited and Changchun Origin Seed Technology Development Limited are collectively referred to as “Beijing Origin”.

Note (ii):	Previous two subsidiaries, Guizhou Denong Seed Limited and Hunan Denong Seed Limited, have been merged to Denong. As at September 30, 2008, Denong has no subsidiary.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

The Share Exchange Transaction

On December 20, 2004, Chardan China Acquisition Corp. (“Chardan”) entered into a Stock Purchase Agreement with State Harvest, and all the stockholders of State Harvest for Chardan’s acquisition of State Harvest. For the acquisition, Chardan formed its wholly owned subsidiary, Agritech. On November 8, 2005, the closing date of the acquisition (the “Closing Date”), Chardan merged with and into Agritech for the purpose of redomestication out of the United States. The redomestication merger was achieved by a one-for-one exchange of all the outstanding common shares of Chardan for common shares of Agritech and the assumption of all the rights and obligations of Chardan by Origin Agritech, including assumption of the outstanding warrants of Chardan. Immediately after the redomestication merger, Agritech acquired all the common stock of State Harvest by the issuance of shares and payments of cash consideration to the then shareholders of State Harvest (“State Harvest Shareholders”) or their designee, making it a wholly owned subsidiary (the “Share Exchange Transaction”). State Harvest Shareholders and their designee were paid an aggregate of US$10,000 in cash, using the funds held in the trust account of Chardan, and was issued an aggregate of 10,000,000 shares of Agritech common stock for all the outstanding common stock of State Harvest. The Share Exchange Transaction was accounted for as a reverse acquisition in which State Harvest was deemed to be the accounting acquirer and Agritech the legal acquirer. The payments of the cash consideration are accounted for as a deemed distribution.

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

As of September 30, 2006, Agritech received US$40,218 (equivalent to approximately RMB324, 584) in gross proceeds as a result of the call of the issued and outstanding warrants assumed by Agritech on the Closing Date (note 21). Accordingly, Agritech paid an additional US$15,000 (equivalent to approximately RMB120,981) to State Harvest Shareholders and their designee. The payments of the additional purchase price are accounted for as a deemed distribution.

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

After-tax profit US$
Twelve months ended June 30,
2006	11,000
2007	16,000
2008	21,000

Twelve months ending June 30,
2009	29,000

Although the outcome for the twelve months ended June 30, 2006 has been achieved, the Board decided that the 1,500,000 shares of common stock will not be issued upon a waiver signed by those certain State Harvest Shareholders and their designee but they do not waive or modify in any respect other additional stock purchase price.

The management considered the after-tax profits have not been achieved for the twelve months ended June 30, 2007 and 2008.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

Reorganization of State Harvest prior to the Share Exchange Transaction

On December 1, 2004, State Harvest established BioTech, a wholly foreign owned enterprise under the laws of the PRC with an operating period of 20 years.

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

Through the consignment agreements described above, State Harvest is deemed the sole beneficiary of Beijing Origin resulting in Beijing Origin being deemed a subsidiary of State Harvest under the requirements of Financial Interpretation 46 (Revised) “Consolidation of Variable Interest Entities” issued by the Financial Accounting Standards Board (“FASB”). The agreements described above provided for effective control of Beijing Origin to be transferred to State Harvest at December 25, 2004. Neither State Harvest nor BioTech had any operating activity prior to entering into the consignment agreements with Beijing Origin. In substance, State Harvest has substantially all the same shareholders of Beijing Origin. This transaction has been accounted for on a basis similar to reorganization between entities under common control. Accordingly, State Harvest’s consolidated financial statements are prepared by including the consolidated financial statements of Beijing Origin through December 24, 2004, and subsequently the Company’s consolidated financial statements include the financial statements of State Harvest, its majority owned subsidiary and Beijing Origin through the date of the Share Exchange Transaction. All the revenue of the Company has been generated from Beijing Origin and its subsidiaries, which also account for 84% and 97% of the total assets of the Company as at 30 September 2007 and 2008 respectively.

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

	Acquired 52.21% on January 24, 2006	Acquired 42.42% on October 1, 2006	Acquired 2.99% on December 25, 2006	Estimated Useful life
	RMB	RMB	RMB	(In year)

Technology rights for licensed seeds	11,485	4,456	484	5 - 6
In-processed research and development products (note (iii))	1,297	776	74	-
Distribution network	5,334	3,039	285	14

	18,116	8,271	843

Note (iii): In-processed research and development products were expensed in general and administrative expenses immediately upon acquisition.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

Acquisition of Changrong

On January 24, 2006, Beijing Origin and Jilin Jinong Hi-tech Limited (“Jinong”) jointly established Changrong, with Beijing Origin holding 34.77% of Changrong.  On April 11, 2007, Beijing Origin further acquired 9.18% of the equity interest in Changrong for consideration of RMB22,040.  Together with the existing 34.77% equity interest held, the acquisition brought the total direct equity interest to 43.95%. Beijing Origin obtained control over Changrong by receiving a majority of the board voting rights of 60%. The results of Changrong have been consolidated into the financial statements of the Company since that date. As a result of the acquisition, the Company was able to improve the efficiencies at its key business units in the northeast region of the PRC.

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

Convenience translation into United States dollars

The consolidated financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the noon buying rate in New York city for the cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2008 of RMB6.7899 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

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

Acquired intangible assets, net

Acquired intangible assets primarily consist of purchased technology rights and distribution network and are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of these assets and recorded in operating expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

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

Revenue is recognized when pervasive evidence of an arrangement exists, products have been delivered, the price is fixed or determinable, collectability is reasonably assured and the right of return has expired. The Company generally determines the selling price after the goods are delivered to the customers. Accordingly, the Company defers revenue until the selling price has been finalized with the customers.

The estimated amounts of revenues billed in excess of revenues recognized are recorded as deferred revenues.

Government subsidies

A government subsidy is recognized only when there is reasonable assurance that the enterprise will comply with any conditions attached to the grant and the grant will be received.

The Company receives government subsidies in the form of funds for research and development activities and subsidies which reduce the cost of land use rights and the cost of plant and equipment.  No government subsidies have been recognized for the nine months ended September 30, 2006, and the years ended September 30, 2007 and 2008.

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

Advertising costs

Advertising costs are expensed when incurred and included in selling and marketing expenses.  For the nine months ended 2006 and the years ended September 30, 2007 and 2008, advertising costs were RMB7,534, RMB4,941 and RMB3,663, respectively.

Shipping and handling cost

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

For the nine months ended September 2006 and the years ended September 30, 2007 and 2008, shipping and handling cost included in selling and marketing expenses were RMB11,189, RMB8,287 and RMB8,209, respectively.

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

On October 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109” (“FIN48”). The Company’s policy on classification of all interest and penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

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

Recently issued accounting pronouncements

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, which partially defers the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. The Company does not expect the adoption of this statement will have a material effect on the Company’s financial position or results of operations. In February 2007, FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No.115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the Boards long-term measurement objectives for accounting for financial instruments.  The Company does not expect the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

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

On December 4, 2007, the FASB issued SFAS No. 141 (revised 2007) (“SFAS No. 141(R)”), “Business Combinations” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”.  Statement 141(R) improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable, and relevant information for investors and other users of financial statements. To achieve this goal, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.  Statement 141(R) also will reduce the complexity of existing GAAP. The newly issued standard includes both core principles and pertinent application guidance, eliminating the need for numerous EITF issues and other interpretative guidance.  Statement 160 improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way - as equity in the consolidated financial statements. Moreover, Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions.  The two standards will be effective for fiscal years beginning after December 15, 2008 and earlier adoption is prohibited.  The Company is currently evaluating the impact of SFAS No. 141(R) and SFAS No. 160 on its financial position and results of operations following adoption.

On March 8, 2008, the FASB issued SFAS No.161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB statement No.133”.  This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company is currently evaluating the impact of SFAS No. 161 on its financial position and results of operations following adoption.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets”, (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008.  The Company is currently evaluating the impact of FSP 142-3 on its financial position and results of operations following adoption.

On May 8, 2008, the FASB issued SFAS No.162, “the Hierarchy of Generally Accepted Accounting Principles”.  This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  The Company is currently evaluating the impact of SFAS No. 162 on its financial position and results of operations following adoption.

On May 8, 2008, the FASB issued SFAS No.163, “Accounting for Financial Guarantee Insurance Contracts”.  This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. This Statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the Statement will improve the quality of information provided to users of financial statements.  This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted.  The Company is currently evaluating the impact of SFAS No. 163 on its financial position and results of operations following adoption.

In June 2008, the FASB ratified EITF Issue No. 08-3, “Accounting for Lessees for Maintenance Deposits Under Lease Arrangements” (EITF 08-3). EITF 08-3 provides guidance for accounting for nonrefundable maintenance deposits. It also provides revenue recognition accounting guidance for the lessor. EITF 08-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of EITF 08-3 on its consolidated financial position and results of operations.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8 (“FSP No. FAS 140-4 and FIN 46R-8”), “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” FAS 140-4 and FIN 46R-8 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” and FIN No. 46(R) “Consolidation of Variable Interest Entities” to require public entities to provide additional disclosures about transfers of financial assets and their involvement with variable interest entities.  This FSP is effective for the first reporting period ending after December 15, 2008. The Company is currently evaluating the impact of FSP No. FAS 140-4 and FIN 46R-8 on its financial position and results of operations.

3.	DEBT SECURITIES

The Company’s investments in debt securities consist of investments in US Government Agencies and Corporate bonds which are classified as follows:

	September 30,
	2007	2008
	RMB	RMB
Held-to-maturity investments
US Government Agencies bonds, at amortized cost	111,436	-

Available-for-sale security
US Corporate bonds, at fair value	22,532	-

	133,968	-

The fair value of the held-to-maturity investment as of September 30, 2007 and 2008 were RMB111,494  and nil, respectively. During the year ended September 30, 2008, these investment positions have matured which enabled the Company to utilize these assets to repurchase the convertible debt (Note 14).

A corporate bond with maturity date in 2047 purchased during the year ended September 30, 2007 was classified under available-for-sale as the Company has no intent to hold it to its maturity. The unrealised holding gains and losses were nil as at September 30, 2007 and 2008. The proceeds from sales of available-for-sale securities were RMB3,415 and RMB23,425 for the years ended September 30, 2007 and 2008. The gross realized gains on the sales were RMB54 and RMB893 for the years ended September 30, 2007 and 2008, respectively.

Included in the held-to-maturity investments, approximately RMB111,436 and nil has been pledged for bank loan as of September 30, 2007 and 2008.

4.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Amounts due from related parties as of September 30, 2007 and 2008 are as follows:

Name of related party	Relationship	September 30,
		2007	2008
		RMB	RMB

Shijiazhuang Liyu Technology Development Limited. (“Liyu”)	(iii)	755	-
Minority shareholders of Denong (note a)		5	-
Jinong (note b)	(iii)	6,624	3,799
Minority shareholders of Changrong		7,325	4,659

		14,709	8,458
Reclassified to non-current assets		(7,325)	-

		7,384	8,458

Note (a):	The amount represents receivable from a group of minority shareholders for unpaid capital of a subsidiary of Denong. The balance is payable on demand with interest free.

Note (b):	The amount represents the temporary loan to Jinong, which is payable on demand with interest free.

(2)	Amounts due to related parties as of September 30, 2007 and 2008 are as follows:

Name of related party	Relationship	September 30,
		2007	2008
		RMB	RMB

Minority shareholders of Denong (note c)		1,059	569
Henan Agriculture University	(iv)	91	199
Yuan Liang	(i)	30	18
Company controlled by Han Geng Chen		626	569
Company controlled by Yuan Liang		626	569
Company controlled by Yang Ya Sheng		365	332
Other shareholders of State Harvest	(ii)	165	150
Shenzhen Biocentury Transgene (China) Limited (“Biocentury”)	(iii)	1,269	6
Jilin Changji Seed Limited (“Changji”)	(iii)	2	-
Jinong	(iii)	-	6,733
Minority shareholders of Changrong		-	4,533
Liyu	(iii)	-	1,993

		4,233	15,671

Note (c):	This is the amount temporarily funded by minority shareholders of Denong. The amount is payable on demand with interest free.

4.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(3)	Transactions with related parties for the nine months ended September 30, 2006 and the years ended September 30, 2007 and 2008 are as follows:

(a)	Sales

Name of related party	Relationship	Nine months ended September 30,	Year ended September 30,
		2006	2007	2008
		RMB	RMB	RMB

Biocentury	(iii)	1,234	1,992	448
Jinong	(iii)	-	398	409

		1,234	2,390	857

(b)	Purchases

Name of related party	Relationship	Nine months ended September 30,	Year ended September 30,
		2006	2007	2008
		RMB	RMB	RMB

Biocentury	(iii)	2,989	20,271	19,256
Liyu	(iii)	-	3	-
Changji	(iii)	-	2	-
Jinong	(iii)	-	-	1,609

		2,989	20,276	20,865

(c)	Technology usage fees

Name of related party	Relationship	Nine months ended September 30,	Year ended September 30,
		2006	2007	2008
		RMB	RMB	RMB

Liyu	(iii)	201	5,776	9,573
Henan Agriculture University	(iv)	-	200	320
Minority shareholder of Denong		-	1,024	-
Biocentury	(iii)	-	975	300

		201	7,975	10,193

The above amounts relate to technology usage fees paid to certain related party research centers for the exclusive right to use certain seed technologies.

4.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(3)	Continued

(d)	Purchases of intangible assets

Name of related party	Relationship	Nine months ended September 30,	Year ended September 30,
		2006	2007	2008
		RMB	RMB	RMB

Liyu	(iii)	-	1,000	-

(e)	Purchases of plant and equipment

Name of related party	Relationship	Nine months ended September 30,	Year ended September 30,
		2006	2007	2008
		RMB	RMB	RMB

Jinong	(iii)	-	790	-

(f)	Interest income

Name of related party	Relationship	Nine months ended September 30,	Year ended September 30,
		2006	2007	2008
		RMB	RMB	RMB

Minority shareholders of Changrong	(v)	-	825	334

(g)	Rental expense for plant and equipment

Name of related party	Relationship	Nine months ended September 30,	Year ended September 30,
		2006	2007	2008
		RMB	RMB	RMB

Jinong	(iii)	-	-	1,928

(4)	Relationship between the Company and related parties is as follows:

(i)	Being a principal shareholder and director of the Company.

(ii)	Being State Harvest Shareholders, other than Han Gengchen, Yuan Liang and Yang Yasheng.

(iii)	Being equity investees of the Company.

(iv)	Being a minority shareholder of Beijing Origin.

(v)	Being minority shareholders of a subsidiary of the Company, Changrong.

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:
	September 30,
	2007	2008
	RMB	RMB

Purchases of materials	126	777
Prepayments for advertisement	226	215
Others	677	945

	1,029	1,937

Advances to suppliers mainly represent deposits paid but the materials and services have not yet been provided to the Company.

6.	INVENTORIES

Inventories consist of the following:
	September 30,
	2007	2008
	RMB	RMB

Work in progress and supplies	234,955	168,964
Finished goods	214,252	218,770

	449,207	387,734

As of September 30, 2007 and 2008, goods already delivered to customers but still recorded in finished goods, were RMB16,892 and RMB22,500, respectively. As the Company does not recognize revenue until the selling prices of respective goods have been finalized with the customers, goods delivered to customers before the year ends will be transferred to cost of revenues when related revenue is recognized.

The Company made allowances of RMB89,390 and RMB30,818 as of September 30, 2007 and 2008 respectively based on the assessment of the lower of cost or the market.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	September 30,
	2007	2008
	RMB	RMB

Advances to staff for business use	4,992	7,133
Deposit for technology usage fees	516	-
Refundable deposit for a canceled project	1,841	841
Prepaid research and development expense	2,083	2,454
Other prepaid expenses	2,027	2,851

	11,459	13,279

8.	LAND USE RIGHTS, NET

Land use rights, net consist of the following:
	September 30,
	2007	2008
	RMB	RMB

Land use rights	23,058	23,058
Accumulated amortization	(1,504)	(2,003)

Land use rights, net	21,554	21,055

Land use rights with net values of RMB8,325 and RMB12,125 have been pledged as collateral for bank loans of Beijing Origin and Henan Cotton as of September 30, 2007 and 2008, respectively.

9.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:
	September 30,
	2007	2008
	RMB	RMB

Plant and building	103,075	119,392
Machinery and equipment	32,165	30,357
Furniture and office equipment	12,398	12,643
Motor vehicles	20,502	18,033
Leasehold improvements	658	1,299

Total	168,798	181,724
Accumulated depreciation and amortization	(35,688)	(41,635)
Construction in progress	9,933	6,283

Plant and equipment, net	143,043	146,372

Included in plant and building, net values of RMB56,226 and RMB48,944 have been pledged for bank loans of Beijing Origin as of September 30, 2007 and 2008, respectively. The depreciation expenses for the nine months ended September 30, 2006 and the yearsended September 30, 2007 and 2008 were RMB6,660, RMB11,427, and RMB11,121 respectively.

Construction in progress relates to the production facilities under construction by the Company.

10.	EQUITY INVESTMENTS

Equity investments consist of the following:
	September 30,
	2007	2008
	RMB	RMB

Equity method investment	58,882	65,384

Liyu

In 2004, the Company purchased 30% equity interest in Liyu from one of its principal shareholders, Yang Ya Sheng, for RMB30. The Company accounts for its ownership in Liyu under the equity method. For the years ended September 30, 2007 and 2008, the Company recorded its pro-rata share of earnings in Liyu of RMB286 and RMB1,757 respectively. The Company also received dividends of RMB1,200 from Liyu for each of the years ended September 30, 2007 and 2008. The dividend received was accounted for as a reduction in cost of investment.

10.	EQUITY INVESTMENTS - Continued

Changrong

In 2006, the Company acquired a 34.77% equity interest in Changrong for RMB10,430. The Company recorded its pro-rata share of earnings (losses) in Changrong of RMB11,802 and RMB(3,764) for the nine months ended September 30, 2006 and for the period from October 1, 2006 to April 10, 2007, respectively.  The summarized financial information of Jinong changrong for 2006 is as follows:

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

Biocentury

On October 19, 2006, Origin acquired an additional 19% of the entity interest in Biocentury, a high-tech precursors in China’s transgenic plant industry. Together with the acquisition of 7% entity interest in 2004 and 8% in 2005, Origin owns 34% of Biocentury and accounts for the investment in Biocentury under the equity method. For the years ended September 30, 2007 and 2008, the Company recorded its pro-rata share of earnings in Biocentury of RMB4,919 and RMB8,619, respectively.

Jinong

On January 1, 2007, Jilin Academy of Agricultural Sciences transferred 23% of the equity interest of Jinong to the Beijing Origin for RMB21,880. The Company accounts for its investment in Jinong under the equity method.  For the years ended September 30, 2007 and 2008 the Company recorded its pro-rata share of losses in Jinong of RMB2,218 and RMB2,657, respectively.

10.	EQUITY INVESTMENTS - Continued

Changji

On October 25, 2006, Changchun Origin acquired 35% of the equity interest in Changji for RMB1,750. The Company accounts for the investment in Changji under the equity method. For the years ended September 30, 2007 and 2008, the Company recorded its pro-rata share of earnings (losses) in Changji of RMB18 and RMB(17), respectively.

11.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets consist of the following:

	September 30,
	2007	2008
	RMB	RMB

Technology rights for licensed seeds	51,217	53,104
Distribution network	6,975	6,975
Trademark	1,764	1,764
Others	1,518	1,519

	61,474	63,362
Accumulated amortization	(16,066)	(26,743)
Impairment provision	(2,351)	(4,314)

Acquired intangible assets, net	43,057	32,305

Amortization expense for the nine months ended September 30, 2006, year ended September 30, 2007 and 2008 were RMB4,400, RMB10,158 and RMB10,678 respectively.

Impairment provision for the nine months ended September 30, 2006, year ended September 30, 2007 and 2008 were RMB27, RMB2,324 and RMB1,962, respectively.  It related to seed rights for which no active market existed.

Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB

2009	10,700
2010	8,929
2011	6,440
2012	2,831
2013	1,049

Total	29,949

The Company enters into technology transfer and usage agreements with strategic partners. The Company pays up-front fees for the exclusive rights to certain seed technologies. Amounts are then amortized over an average usage period of 5 years and charged to general and administrative expenses.

12.	OTHER ASSETS

Other assets consist of the following:
		September 30,
		2007	2008
		RMB	RMB

Prepaid lease		645	960
Deposits for purchase of acquired intangible assets	Note (i)	1,400	8,700
Deposits for purchase of plant and equipment		4,463	4,911
Deposits for leased properties and land use rights		6,718	6,150
Others		80	60

		13,306	20,781

Note (i):	The Company entered into new technology transfer agreements with certain investors of new seed products and paid deposits.

13.	BORROWINGS
	September 30,
	2007	2008
	RMB	RMB

Short-term borrowings	268,400	163,940

Long-term borrowings	1,880	940

Short-term borrowings

As of September 30, 2008, short-term borrowings were comprised of secured bank loans of RMB 74,000, and unsecured bank loan of RMB89,940, of which RMB89,000 under Beijing Origin has been guaranteed by a principal shareholder and director, Han Gengchen and a subsidiary, BioTech. The secured loan was secured by the Company’s land use rights of RMB12,125 (note 8) and the plant and equipment of RMB48,944 (note 9). The annual interest rate ranged from 2.4% to 7.47%.

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

Interest expense and weighted average interest rate for the nine months ended September 30, 2006 and year ended September 30, 2007 and 2008 were RMB5,005 and 5.95%, RMB21,697 and 6.24%, and RMB11,932 and 7.28% respectively.

Long-term borrowings

As of September 30, 2008, long-term borrowings were comprised of a third party’s loan of RMB940 repayable on October 25, 2009 and bear interest at 2.4% per annum. As of September 30, 2007, long-term borrowings were comprised of a third party’s loan of RMB1,880 repayable on October 25, 2008 and 2009 by two equal installments and bear interest at 2.4% per annum. The borrowings are not secured.

14.	CONVERTIBLE NOTES

On July 25, 2007, the Company issued US$40,000 of guaranteed senior secured convertible notes (the “Notes”) which were due on July 25, 2012. The Notes are secured by the shares of certain of the Company’s subsidiaries.  The Notes bear interest at the rate of 1% per annum, payable semi-annually in arrears whereas the effective interest rate is 13% per annum.  According to the original indenture agreement, the Notes were convertible into shares of common stock of the Company at an initial conversion price of US$11.50 per share, and the conversion price is subject to adjustment in certain circumstances, including semi-annual reset (the “Reset Date”) of the conversion price as at June 30 or December 31 of any year, commencing with December 31, 2008 and upon occurrence of certain dilutive events, in each case subject to certain conditions. Upon the specific occurrences such as, but not limited to, specified asset sale or termination of trading, the Notes holders may require the Company to repurchase all or a portion of their Notes. Also, according to the original indenture agreement, at maturity date, the Company shall be required to redeem any outstanding principal at the redemption amount determined so that it represents for the Note holders a gross yield of 16% on a semi-annual basis.

On July 28, 2008, the Company and the Notes holder entered into a Notes Repurchase Agreement (1st NRA) to repurchase the principal amount of US$18,700 of the Notes for a total repurchase price of US$20,000 payable in cash. The Notes repurchase would be completed in two tranches, with the first tranche to repurchase US$14,000 in principal amount of the Notes for a repurchase price of US$15,000 payable on July 28, 2008 and the second tranche to repurchase US$4,700 in principal amount of the Notes for a repurchase price of US$5,000 payable by end of 2008.  As of the fiscal year end September 30, 2008, the first tranche was paid and the outstanding principal of the Notes was US$26,000 million.  In connection with the 1st NRA, the Notes holder has agreed to waive past noncompliance by the Company through June 30, 2008 under certain financial covenants, and to amend a covenant, contained in the indenture for the Notes.  The Notes holder has not agreed to waive any future defaults under the Note indenture.

On January 19, 2009, the Company and the Notes holder entered into a Second Notes Repurchase Agreement (2nd NRA).  Pursuant to the 2nd NRA, the Company will repurchase from the Notes holder remaining principal amount of US$21,300 for a total repurchase price of US$22,300 payable in cash in two tranches. In the first tranche, the Company will repurchase US$4,700 in principal amount of the Notes for a repurchase price of US$5,000. In the second tranche, the Company will repurchase the remaining US$16,600 principal amount of the Notes for a repurchase price of US$104 for each principal amount of US$100 of such Notes on a date to be mutually agreed upon by the Company and the Notes holder but not later than December 31, 2009. The Notes holder will also not be entitled to any interest payable on the repurchased Notes in respect of any record date prior to the repurchase.  In connection with the 2nd NRA, the Notes holder has agreed to eliminate the existing conversion rights on the Notes.  The Notes holder has also agreed to eliminate certain financial covenants, and to amend other covenants, contained in the indenture for the Notes.  The Note holder has also agreed to waive all defaults or events of default or their consequences, if any, on the part of the company for failure to duly observe and perform this covenant through December 31, 2008, provided that the waiver will terminate if the Company defaults on its obligations under the 1st NRA.   The Company has been in compliance with the covenants since the expiration of the waiver.

In compliance with the 1st NRA and 2nd NRA, the Company paid a total amount of US$10,000 to repurchase US$9,400 in principal amount of the Notes on February 19, 2009.

Pursuant to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and EITF Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock”, the redemption feature mentioned above is treated as an embedded derivative and is separately presented as a long term liability in the consolidated balance sheet.   The fair value of the redemption feature at July 25, 2007 (the issuance date of the Notes), September 30, 2007, July 28, 2008 (1st NRA) and September 30, 2008 were RMB99,858, RMB 86,937, RMB 55,808 and RMB33,580, respectively.

14.	CONVERTIBLE NOTES - Continued

The fair values of the redemption feature were estimated by using binomial model based on following assumptions:

	As of July 25, 2007	As of September 30, 2007	As of July 28, 2008	As of September 30, 2008

Risk-free rate of return	4.78%	4.24%	3.12%	2.63%
Time to expiration	5 years	4.82 years	4 years	3.82 years
Volatility rate	49.12%	49.12%	77.00%	76.00%
Dividend yield	-	-	-	-

During the years ended September 30, 2007 and 2008, the change in the fair value of the embedded derivative which credited to the consolidated statement of operations were RMB12,601 and RMB20,229, respectively.

Although the convertible notes can be converted into 3,478,260 shares at the initial conversion price of US$11.50 per share, the effective conversion price of the convertible notes was US$7.70 per share.  In accordance with EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, the value of the beneficial conversion features of the convertible notes on issuance date would be RMB31,230, which was separately recorded as an equity item in the balance sheet.

The discount associates with the issuance of the convertible notes amounted to RMB131,087 is being amortized throughout July 25, 2012, using the effect interest method. Amortization of the Note discount for the years ended September 30, 2007 and 2008 were RMB3,570 and RMB18,824, respectively, which as reflected in the interest expenses.

The Notes interest for the years ended September 30, 2007 and 2008 were RMB557 and RMB2,611, respectively.

According to EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”, the amendment made under 1st NRA is determined as a modification of debt.  As a result, the Company repurchased the Notes at a premium of RMB29,516 (US$4,329).  This represents the repurchase price of US$20,000 in excess of carrying value of the Notes of RMB80,759 (US$11,845) plus the fair value of the redemption features of RMB26,090 (US$3,826) at July 28, 2008.  The premium is being amortized using the effective interest method over the remaining term of the Notes.  The amortization of the premium for the years ended September 30, 2008 was RMB1,057, which reflected in the interest expenses.

15.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

		September 30,
		2007	2008
		RMB	RMB

Payable for purchase of plant and equipment		2,722	353
Payable for purchase of land use rights		-	620
Professional fee payable		8,180	6,734
Salaries payable		5,925	6,192
Accrued staff bonus		1,905	1,757
Accrued interest		2,534	2,073
Accrued compensation expenses		995	550
Other taxes payable		1,422	480
Deposits from growers		5,398	2,674
Due to former shareholders of Denong		7,396	7,386
Payable for labor union and education expenses		1,569	1,798
Loans from employees of Denong	Note (i)	360	310
Loans from employees of Beijing	Note (ii)	1,623	1,623
Loans from third parties	Note (iii)	4,000	3,600
Convertible notes and accrued interest – current portion (note 14)		-	34,092
Others		6,025	3,055

		50,054	73,297

Note (i):	RMB360 and RMB310 were borrowed from employees of Denong with interest of 12.5% per annum at the years ended September 30, 2007 and 2008 respectively.

Note (ii):	RMB1,623 was borrowed from employees of Beijing Origin with interest free, unsecured and have no fixed repayment terms.

Note(iii):	RMB4,000 and RMB3,600 were borrowed from third party companies with interest free, unsecured and have no fixed repayment terms at the years ended September 30, 2007 and 2008 respectively.

16.	OTHER LONG-TERM LIABILITIES

The company received RMB1,000 from Beijing Financial Administration Bureau for a research project during the fiscal year of 2006.  In June 2007, the company received additional RMB1,000 from Beijing Financial Administration Bureau for the research project.  The project is in progress and the management expects that it will not be completed within one year.  The management considers it is appropriate to record it under long-term liability until it has satisfied all the conditions attached to the subsidy.

In November 2006, the company received RMB1,458 for a construction project from Ministry of Agriculture of the PRC.  During the fiscal year of 2008, the company received additional RMB200 from Ministry of Agriculture of the PRC for the construction project. The management expects the project will not be completed within one year and it is appropriate to record it under long-term liability until it has satisfied all the conditions attached to the subsidy.

17.	SHARE OPTION PLAN

On November 8, 2005, the Company adopted the 2005 Performance Equity Plan (the “Plan”) which allows the Company to offer a variety of incentive awards to employees. Options to purchase 1,500,000 ordinary shares are authorized under the Plan. On the same day, options to purchase 974,000 ordinary shares at the price of US$8.75 per share were granted under the terms of the Plan (“Tranche 1”). All such options expire 5 years from the date of grant and vest over a period of 3 to 5 years.

Under the terms of the plan, on October 22, 2007 the Company granted its employees options to purchase 20,000 ordinary shares at the price of US$9.27 (“Tranche 2”); on March 28, 2008 the Company granted its employees options to purchase 381,000 ordinary shares at the price of US$5.30 (“Tranche 3”); and on June 16, 2008 the Company granted its employees options to purchase 10,000 ordinary shares at the price of US$6.64 (“Tranche 4”).  All the options expire 5 years from the date of grant and vest immediately or over a period of 1 to 5 years.

During the reporting period, totally 39,633 options have been exercised with the exercise price of US$5.30.

For the options outstanding at 31 December 2008, the weighted average remaining contractual lives are 2.72 years.

A summary of the share option activity under the Plan is as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4
Grant date	November 8, 2005	October 22, 2007	March 28, 2008	June 16, 2008

Options outstanding at October 1, 2006	974,000	-	-	-
Options granted	-	-	-	-
Options exercised	-	-	-	-
Options cancelled/forfeited/expired	(45,000)	-	-	-

Options outstanding as of September 30, 2007	929,000	-	-	-
Number of options granted	-	20,000	381,000	10,000
Options exercised	-	-	(39,633)	-
Options cancelled/forfeited/expired	(180,252)	-	(3,959)	-

Option outstanding as of September 30, 2008	748,748	20,000	337,408	10,000

Options vested and exercisable
At September 30, 2007	472,417	-	-	-

At September 30, 2008	576,693	7,667	248,806	7,500

Weighted average fair value at the grant date (USD)	2.69	4.55	2.69	3.42

17.	SHARE OPTION PLAN - Continued

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche 1	Tranche 2	Tranche 3*	Tranche 4

Exercise price (USD)	8.75	9.27	5.30	6.64
Average risk-free interest rate	4.47%	4.08%	2.51%	3.73%
Expected option life (year)	3.5	3.8	2.7	2.9
Volatility rate	30.79%	60.86%	78.17%	77.27%
Dividend yield	-	-	-	-

* Tranche 3 consists of different vesting structures.  The expected option life and fair value presented above are weighted average numbers.

The Company recorded share-based compensation expense of RMB3,986, RMB5,284 and RMB10,104 for the nine months ended September 30, 2006, the years ended September 30, 2007 and 2008 respectively.  As of September 30, 2007 and 2008, there were RMB7,986 and RMB3,868 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the Plan.  The unrecognized compensation expense is expected to be recognized over a weighted-average period of 0.84 years.

18.	TREASURY STOCK

During the year ended September 30, 2007, the Company repurchased 498,851 common stock of the Company with a total cost of RMB29,377 under the approval of the Board of Directors. The Company recorded the entire purchase price of the treasury stock as a reduction of equity.  The Company has made no additional purchases of common stock during the year ended September 30, 2008.

19.	INCOME TAXES

Agritech and its subsidiary, State Harvest are incorporated in the British Virgin Islands and are not subject to taxation under the British Virgin Islands.  State Harvest’s subsidiary and State Harvest’s variable interest entity, Beijing Origin and its major owned subsidiaries (together, the “PRC entities”) were incorporated in the PRC and governed by the PRC laws.

The applicable tax rate of the PRC Enterprise Income Tax (“EIT”) changed from 33% to 25% on January 1, 2008, according to the Corporate Income Tax Law.  The preferential tax rate previously enjoyed by the PRC entities is gradually transitioned to the new standard rate of 25% over a five-year transitional period.  In addition, article 28 of the new tax law stated that the income tax rate of the “high technology” company (high-tech states) is remained at 15%.

Preferential tax treatment of Beijing Origin as “high technology” company (High-tech Status) has been agreed with the relevant tax authorities.  Beijing Origin is entitled to a preferential tax rate of 15% which is subject to annual review.   As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2006, 2007 and 2008 are 15%.

According to the document Lin Di Shui [2007] 332, Gan Di Shui [2002] No. 24, and Zhang Shi Di Shui Han (2008) No.49 of Carry through the Advantage Tax Treatment of West Development Strategy, Lin Ze Branch is entitled to a preferential tax rate of 15%.

According to the document Beijing Guo Shui No. 9365987, BioTech is entitled to a preferential tax rate of 15% as “high technology” company, and is exempted from Foreign Enterprise Income Tax for 2007.  For the year 2008, BioTech no long enjoyed “High-tech Status” and therefore is entitled tax rate of 25%.

19.	INCOME TAXES - Continued

According to the document Ji Ke Ban Zi (2008) No.125, Changrong is recognized as a “high technology” company, thus entitled to a preferential tax rate of 15%.

Had all the above tax holidays and concessions not been available, the tax charges would have been higher by RMB18,189, RMB9,320 and RMB8,194, and the basic net income (loss) per share would have been lower (higher) by RMB0.77, RMB (0.40) and RMB(0.36) for nine months ended September 2006 and the years ended September 30, 2007 and 2008, respectively.

The diluted net income (loss) per share for the nine months ended September 30, 2006 and the years ended September 30, 2007 and 2008 would have been lower (higher) by RMB0.72, RMB(0.40) and RMB(0.36), respectively.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statue of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2008, the management considered that the Company had no uncertain tax positions affected its consolidated financial position and results of operations or cash flow except for the contingent US tax liabilities mentioned under note 23. The Company will continue to evaluate for the uncertain position in future. Other than the related interest and penalty mentioned in note 23 in relation to the contingent US tax liabilities, there are no estimated interest costs and penalties provided in the Company’s financial statements for the year ended September 30, 2008. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

The provision for income taxes expenses consists of the following:

	Nine months ended September 30,	Year ended September 30,
	2006	2007	2008
	RMB	RMB	RMB

Current	1,428	8,737	9,369
Deferred	(1,061)	(8,786)	(13,364)

	367	(49)	(3,995)

The principal components of the deferred income tax assets are as follows:

	September 30,
	2007	2008
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	21,747	42,517
Impairment on inventory	14,353	5,159
Others	5,579	8,087

Non-current deferred income tax assets	41,679	55,763
Valuation allowances	(28,851)	(29,571)

Net non-current deferred income tax assets	12,828	26,192

19.	INCOME TAXES - Continued

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2007 and 2008.

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

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years.  Tax losses of non-PRC entities can be carried forward indefinitely.  The expiration period of unused tax losses is as follows:

	Year ended September 30,
	2007	2008
	RMB	RMB
Calendar year ending,
2008	4,526	4,526
2009	11,227	11,227
2010	1,225	1,225
2011	30,402	30,402
2012	74,983	59,494
2013	-	98,777
Tax losses that can be carried forward indefinitely	-	-

	122,363	205,651

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Nine months ended September 30,	Year ended September 30,
	2006	2007	2008
	%	%	%

Statutory rate	33	33	25
Effect of preferential tax treatment	(24)	(15)	(6)
Effect of different tax jurisdiction	3	(2)	(16)
Permanent book-tax difference	1	1	16
Effect of changes of applicable tax rate	-	-	(9)
Change in valuation allowance	(13)	(14)	(2)
Under (over) provision in prior year	1	(3)	1

Effective income tax rate	1	-	9

20.	INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Nine months ended September 30,		Year ended September 30,
	2006		2007		2008
	RMB		RMB		RMB

Net income (loss) (numerator), basic and diluted		76,331		(163,200)		(43,286)

Shares (denominator), basic:
Common stock outstanding		23,472,910		22,974,059		23,013,692
Weighted average common stock outstanding used in computing basic income per share		23,472,910		23,268,062		22,987,270

Shares (denominator), diluted:
Weighted average common stock outstanding		23,472,910		23,268,062		22,987,270
Earnings contingency (note 1)		1,500,000		-		-
Share options (note 17)		214,843		-		-
Weighted average common stock outstanding used in computing diluted income per share		25,187,753		23,268,062		22,987,270

Net income per share-basic	RMB	3.25	RMB	(7.01)	RMB	(1.88)

Net income per share-diluted	RMB	3.03	RMB	(7.01)	RMB	(1.88)

As disclosed in note 1, the Share Exchange Transaction during 2005 provides for additional purchase price payments in the form of common stock, the issuance of which is contingent upon attainment of certain amounts of earnings and such issuance of common stock has been waived by the potential share owners. Accordingly, the above diluted income per share calculations have excluded these contingently issuable shares for 2007 and 2008. As disclosed in note 21, there are no Unit Purchase Options outstanding as of September 30, 2007 and 2008.

At September 30, 2008, the effect of conversion and exercise of the Company’s outstanding convertible notes and options are not included as their effect is anti-dilutive.  The number of dilutive common stock that would be added to the weighted average common stock outstanding if their effect was not anti-dilutive is 5,872,248 (2007: 2,347,209).

21.	WARRANTS AND UNIT PURCHASE OPTIONS

As a part of the Share Exchange Transaction, Agritech assumed 4,025,000 shares of common stock, 8,050,000 Redeemable Common Stock Purchase Warrants (“Warrants”) and 350,000 Unit Purchase Options (“UPO”) issued by Chardan. There was no re-measurement required for these assumed Warrants and UPO because such assumption is part of the recapitalization in connection with the Share Exchange Transaction.

21.	WARRANTS AND UNIT PURCHASE OPTIONS - Continued

Each Warrant will entitle the holder to purchase from Agritech one share of common stock at an exercise price of US$5 commencing on the date of the Share Exchange Transaction. The Warrants will be redeemable at a price of US$0.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least US$8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. 2,793,868 Warrants were exercised before December 31, 2005 and were converted into 2,793,868 shares of common stock. In addition, 5,249,884 warrants were exercised during January 1, 2006 to January 9, 2006 and none warrants were exercised subsequent to January 9, 2006. After the redemption date, the Warrants were expired.

UPO were granted and recorded in connection with the initial public offering of Chardan in 2004 to the underwriters for nominal consideration. UPO may be exercised for cash or cashless basis at the holders’ option such that the holders may use the appreciated value of the UPO to exercise the option without the payment of cash. UPO are convertible into shares and Warrants at the discretion of the Company and the UPO holders. 328,784 UPO were converted into 309,325 shares and 7,332 Warrants before December 31, 2005 without any cash consideration. There is no UPO converted into shares and warrants since January 1, 2006.  All UPO were expired as at 30 September 2008.

As of September 30, 2007 and 2008, there were no UPO and warrants outstanding.

22.	EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB4,137, RMB8,296, and RMB7,900 for nine months ended September 30, 2006 and year ended September 30, 2007 and 2008, respectively.

Pursuant to the laws applicable to the PRC, the PRC entities, other than BioTech, must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% and the statutory public welfare fund requires annual appropriations of 5% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reverse fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends.  No appropriation has been made for the nine months ended September 30, 2006 and the years ended September 30, 2007 and 2008.

23.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

As of September 30, 2008, capital commitments for the purchase of long-term assets are as follows:

RMB

Equipment	2,821
Technology use rights	8,950

11,771

(b)	Operating lease

The Company acquired certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the nine months ended September 2006 and the years ended September 30, 2007 and 2008 were RMB2,768, RMB13,562, and RMB8,939 respectively.

As of September 30, 2008, the Company was obligated under operating leases requiring minimum rental as follows:

RMB
Year ending September 30,
2009	2,148
2010	840
2011	833
2012	424
2013	909
Thereafter	8,023

13,177

(c)
On March 6, 2006, Changrong entered into a contract with the Corn Research Institution of Jilin Academy of Agricultural Science to pay RMB5,000 every year from 2006 to 2016 for research and development activities.

(d)	Contingent tax liabilities

The Company assesses the contingent tax liabilities that may arise from the Share Exchange Transaction and considers such contingent tax liabilities are more-likely-than-not. As of September 30, 2008, such contingent tax liabilities are reasonably possible to be in the range of RMB39,059 to RMB64,218. Consequently, RMB39,059, which included late payment penalty and interest amounted RMB5,105 and RMB6,184, respectively, was included in the income tax payable in the accompanying consolidated balance sheet and was charged to the equity because the assumption of such liabilities by the Company is part of the recapitalization in connection with the Share Exchange Transaction. The Company does not expect to incur tax liabilities at the higher end of the range, based on the information currently available.

24.	SUBSEQUENT EVENT

On January 19, 2009, the Company and the Notes holder entered into a Second Notes Repurchase Agreement to repurchase the remaining principal amount of the Notes by the end of 2009.  Please refer to note 14 for detail of the repurchase.

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