Form 20-F
period 2009-09-30
Origin Agritech LTD
filed 2010-01-14
CIK 1321851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-5157

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

☒  Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☐             Accelerated filer ☒                Non-accelerated filer  ☐

Indicate by a check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standard as	Other ☐
Issued by the International Accounting Standards
Board ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

      ☐  Item 17                       ☐    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes          ☒  No

ORIGIN AGRITECH LIMITED

TABLE OF CONTENTS

INTRODUCTION

Except where the context otherwise requires and for purposes of this Annual Report only:

•
“we,” “us,” “our company,” “our,” the “Company” and “Origin” refer to Origin Agritech Limited and, in the context of describing our operations, also include State Harvest Holdings Limited and the following, which are collectively described in this Annual Report as “our PRC Operating Companies”: Beijing Origin State Harvest Biotechnology Limited, or Origin Biotechnology, Beijing Origin Seed Limited, or Beijing Origin, and its five subsidiaries, Changchun Origin Seed Technology Development Limited, or Changchun Origin, Henan Origin Cotton Technology Development Limited, or Henan Origin, Denong Zhengcheng Seed Limited, or Denong, Jilin Changrong High-tech Seed Limited, or Jilin Changrong and Linze Origin Seed Limited, or Linze Origin;

•
“last year,” “fiscal year 2009,” “the year ended September 30, 2009” and “the fiscal year ended September 30, 2009” refer to the twelve months ended September 30, 2009, which is the period covered by this Annual Report;

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

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and industry. All statements other than statements of historical fact in this Annual Report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this Annual Report relate to, among others:

•	our goals and strategies, including how we implement our goals and strategies;

•	our expectations for our future business and product development, business prospects, results of business operations and current financial condition;

•	expected changes in our margins and certain costs or expenditures;

•	our future pricing strategies or pricing policies;

•	our ability to successfully anticipate market demand for crop seeds in our market and plan our volume and product mix;

•	our plans for development of seed or technology internally, including our ability to successfully develop, produce, receive approval for and distribute proprietary seed products;

•	our expectations regarding our need to produce seeds and other bio-technology under licenses from third parties;

•	the future development of agricultural biotechnology as a whole and the impact of genetically modified crop seeds in our industry;

•
the scope and impact of the policies and regulations regarding genetically modified seed products in China, and our ability to apply for and receive necessary approvals and to develop, produce, market and distribute genetically modified crop seeds;

•	our plans to license or co-develop any seed product or technology;

•	our plans regarding any future business combination or business acquisition;

•	PRC and other international governmental policies and regulations relating to the crop seed industry;

•	our plans to expand our business level or corporate level operations and product offerings;

•	the likelihood of recurrence of accounting charges or impairments;

•	expected changes in our sources of revenue from our business operations or other sources;

•	competition in the crop seed industry in China and other international markets;

•	the future development of the crop seed industry in China and other international markets;

•	our plans for current staffing requirements, research and development and regional business focus;

•	our ability to successfully raise capital to accommodate growing company needs under acceptable terms and at reasonable cost; and

•	the adequacy of our facilities for our future operations.

We believe it is important to communicate our expectations to our shareholders. However, there may be certain events in the future that we are not able to predict with accuracy or over which we have no control. The risk factors and cautionary language discussed in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations in these forward-looking statements, including among other things:

•	changing interpretations of generally accepted accounting principles and the adoption or use of international accounting standards in the future;

•	outcomes of PRC and international government reviews, inquiries, investigations and related litigation;

•	continued compliance with the government regulations of the PRC and other governments;

•	legislative and regulatory environments, requirements or changes adversely affecting the businesses in which we and our PRC operating companies are engaged;

•	fluctuations in the PRC or international customer demand;

•	management of the growth of our business and introduction of genetically modified products;

•	timing of approval and market acceptance of new products;

•	general economic conditions in the PRC and worldwide; and

•	geopolitical events and regulatory changes.

The forward-looking statements in this Annual Report involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot be certain that our expectations will materialize. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D of this Annual Report, “Key information — Risk Factors” and elsewhere in this Annual Report.

This Annual Report also contains information relating to the crop seed market in China. The market data include projections that are based on a number of assumptions. The crop seed market may not grow at the rates we project or at all. The failure of this market to grow at the projected rates may have a material adverse effect on our business and the market price of our shares. In addition, the relatively new and rapidly changing nature of the genetically modified crop seed industry subjects any projections or estimates relating to the growth prospects or future condition of our markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ based on these assumptions.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data .

The following selected consolidated financial information has been derived from our fiscal year end consolidated financial statements. The following information should be read in conjunction with those statements and Item 5, “Operating and Financial Review and Prospects.” Our summary consolidated statements of operations and comprehensive income data for the years ended September 30, 2007, 2008 and 2009 and our summary consolidated balance sheet data as of  September 30, 2008 and 2009, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report. The summary statement of operations and comprehensive income data for the year ended December 31, 2005 and  the nine months ended September 30, 2006 and the summary balance sheet data as of December 31, 2005, September 30, 2006 and 2007, set forth below are derived from our audited consolidated financial statements which are not included herein.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	For the year	For the nine
(in thousands,	ended	months ended	For the year ended
except share data)	December 31,	September 30,	September 30,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$(1)
Consolidated statement of operations and comprehensive income data:
Net revenues	207,291	522,999	489,379	513,490	592,492	86,761
Cost of revenues	(129,162)	(362,982)	(462,852)	(404,795)	(392,842)	(57,526)
Gross profit	78,129	160,017	26,527	108,695	199,650	29,235
Selling and marketing	(27,037)	(49,651)	(57,994)	(53,203)	(55,648)	(8,149)
General and administrative	(28,983)	(40,933)	(92,246)	(73,355)	(64,833)	(9,495)
Research and development	(6,977)	(13,144)	(28,441)	(24,513)	(33,473)	(4,902)
Total operating expenses	(62,997)	(103,728)	(178,681)	(151,071)	(153,954)	(22,546)
Other operating income	2,309	-	-	-
Income (loss) from operations	17,441	56,289	(152,154)	(42,376)	45,696	6,689
Interest income	886	8,783	10,942	5,199	2,036	298
Interest expenses	(1,829)	(5,005)	(21,697)	(36,939)	(16,784)	(2,458)
Other income (expense)	300	2,893	1,312	628	(49,110)	(7,192)
Equity in earnings of associated company	879	12,828	(669)	(7702)	4,669	684
Changes in the fair value of embedded derivatives	-	-	12,601	20,229	3,300	483
Income (loss) before income taxes	17,677	75,788	(149,665	(45,557)	(10,193)	(1,496)
Income benefit (tax)	(1,405)	(367)	(49)	3,995	(11,732)	(1,718)
Income (loss) before minority interests	16,272	75,421	(149,616)	(41,562)	(21,925)	(3,211)
Minority interests	(137)	910	(13,584	(1,724)	(18,892)	(2,766)
Net income (loss)	16,409	76,331	(163,200	(43,286)	(40,817)	(5,977)

Income (loss) attributable to ordinary shareholders	16,409	76,331	(163,200)	(43,286)	(40,817)	(5,977)
Net income (loss) per share:
Basic	1.52	3.25	(7.01)	(1.88)	(1.77)	(0.26)
Diluted	1.46	3.03	(7.01)	(1.88)	(1.77)	(0.26)
Shares used in computation:
Basic	10,786,719	23,472,910	23,268,062	22,987,270	23,013,692	23,013,692
Diluted	11,220,157	25,187,753	23,268,062	22,987,270	23,013,692	23,013,692

(in thousands)	December 31,	September 30,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated balance sheet data:
Cash and cash equivalents	237,828	140,953	162,314	102,263	121,255	17,756
Current working capital(2)	149,610	208,809	294,976	77,966	(33,533)	(4,910)
Total assets	798,769	984,126	1,110,983	894,296	824,544	120,742
Deferred revenue	181,583	24,101	23,238	34,848	18,280	2,677
Total current liabilities	499,616	509,631	499,347	487,576	546,822	80,074
Total liabilities	504,368	512,511	765,291	591,048	546,822	80,074
Minority interests	3,234	13,049	48,775	39,224	51,389	7,525
Total shareholders’ equity	291,167	458,566	296,917	264,024	226,333	33,143

(1) Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the year ended September 30, 2009 and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2009 of RMB6.829 to US$1.00.

(2) Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York through December 31, 2008 and the State Administration of Foreign Exchange as of January 1, 2009. As of December 31, 2008, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates. The consolidated financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2009 of RMB6.829 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate. Unless otherwise noted, for years ended December 31, 2005, the nine months ended September 30, 2006 and the years ended September 30, 2007, 2008 and 2009, all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB8.0702, RMB7.904, RMB7.4928, RMB6.7899 and RMB 6.829 per US $1.00, respectively, which were the prevailing year or period end rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008.  As of January 1, 2009, the source of the rates is the State Administration of Foreign Exchange in China.

	Average(1)	High	Low	Period-end
	(RMB per $1.00)
2005	8.1940	8.2765	8.0702	8.0920
2006	7.9723	8.0702	7.8041	7.9040
2007	7.6947	7.9168	7.4928	7.4928
2008	7.0578	7.5158	6.7800	6.7899
2009	6.8328	6.8527	6.8201	6.8262
July	6.8320	6.8336	6.8307	6.8335
August	6.8322	6.8352	6.8303	6.8312
September	6.8289	6.8316	6.8271	6.8262
October	6.8275	6.8285	6.8267	6.8281
November	6.8274	6.8282	6.8267	6.8272
December	6.8279	6.8287	6.8268	6.8282

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and indebtedness.

Not Applicable

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.
Risks relating to our business

If we do not manage our growth successfully, our growth and chances for profitability may be hindered or impeded.

We have expanded our operations during the last several years, and we plan further expansion with new seed and bio-technology products and increased and enhanced distribution channels and expansion into existing or new markets and new lines of business. Our planned expansion is expected to create significant demands on our corporate administrative, operational and financial personnel and other human resources and on our cash flow needs and the requirement for additional working capital. Our current resources may not be adequate to support further expansion and diversification. These demands and ongoing industry factors such as overproduction or governmental policy changes may hinder our cash flow as our margins and sales may be adversely affected.

We require short-term financing to fund our working capital, especially due to the seasonal nature of our business.

The nature of the agricultural seed production industry involves expenses and revenue cycles that are seasonal in nature. In our fiscal year third quarter, we may face costs that are in excess of our cash flow sources. The advance payments made to our seed producing farmers may exceed the amount of deposits received from our customers. The exact timing of these deposit payments is dependant on the Chinese lunar calendar, which varies from one calendar year to the next. As a result, we have customarily relied upon short term bridge loans to cover our expenses pending receipt of cash payment from farmers at the time of seed purchases. For example, our short-term debt decreased from RMB163.94 million (US$24.15 million) on September 30, 2008 to RMB80.29 million (US$11.76 million) on September 30, 2009.  Although we have historically accessed to sufficient financing to manage these cash flow cycles, we cannot be certain that we will be able to obtain sufficient debt financing on terms that are satisfactory to us to maintain consistent operating results given changing credit conditions worldwide. Downgrades in our credit rating, tightening of related financing markets or other limitations on our ability to access short-term financing would increase our interest costs and adversely affect our operating results.

Our future performance will likely fluctuate because our revenues and operating results change significantly from period to period due in part to the nature of our business.

Our operating results will likely fluctuate due to a number of factors, many of which are beyond our control. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical rates. Our operating results in future quarters may fall below expectations. The industry in which we operate is seasonal in nature. The sales season of corn, rice and cotton seed lasts from October to June; the sales season of canola seed lasts from July to September. We generally do not have significant sales revenue from July to September, which results in cyclical changes of our cash flow and operating activities. As a result, if we are unable to generate sufficient working capital from cash flow from operations and working capital facilities, we may encounter liquidity difficulties from the period of July through September, which may harm our operations. The seasonal nature of our business causes our operating results to fluctuate from quarter to quarter. Any unexpected seasonal or other fluctuations could cause the price of our common stock to fall. As a result, you may not rely on comparisons of our quarterly operating results as an indication of our future performance.

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

We wrote off a lesser portion of our seed inventory of  RMB 28.86  million (US $4.23 million) as of September 30, 2009, compared to RMB30.82 million  as of September 30, 2008, and RMB77.24 million as at September 30, 2007 as a result of industry conditions reaching normal conditions.

If we are unable to match our production requirement to the demand of our direct customers, our business, financial condition and results of operations may be adversely affected.

We normally produce seeds according to a production plan that estimates customer demand that is developed before we sell and deliver crop seeds to distributors, which are our direct customers. Chinese farmers, the end users of our crop seed, generally make purchasing decisions for our products based on market prices, economic and weather conditions and other factors that we and our distributors may not be able to fully anticipate accurately in advance. If we fail to accurately estimate the volume and types of products sought by farmers and otherwise adequately manage production amounts, we may produce more seeds than we are able to sell resulting in excess inventory and aged seeds. In the event we decide not to sell the aged seeds due to our concerns about their quality, the aged inventory could eventually be sold for other uses at greatly reduced than seed prices. Aged inventory could result in asset impairment, in which case we would suffer a loss and incur an increase in our operating expenses. On the other hand, if we underestimate demand, we may not be able to satisfy demand for our crop seeds, and thus damage our customer relations and end-user loyalty. Our failure to estimate farmers’ future needs and to match our production to the demand of our direct customers may adversely affect our business, financial condition and results of operations. In addition, inadequate distributor liquidity could affect distributors’ ability to pay for our products and, therefore, affect our sales or our ability to collect on our receivables.

The successful development and commercialization of our biotech pipeline products will be necessary for our growth.

We conduct our own research and development efforts for genetically modified seeds, and we have entered into agreements with the Chinese Academy of Science and the China Agricultural Academy of Science in the PRC working on genetic modifications and other bio-technology that give us the right to market the seeds and technologies they develop. There can be no assurance that these efforts successfully will produce improved seed varieties and resistant seeds. Commercial success frequently depends on being the first company to enter a particular market. The length of time and the risk associated with the breeding and biotech pipelines are similar and interlinked because both are required as a package for commercial success in markets where biotech traits are approved for growers. Regulatory requirements affect the development of our biotech products, including the GM crop testing of seeds containing the biotech traits, which could harm our business and results of operations if regulations are not satisfied. The testing procedures can be lengthy and costly, with no guarantee of success. It could have an adverse effect on our operations if our genetically modified products are unable to pass the safety evaluation of genetically modified agricultural organisms.

There has been a worldwide increase in the development and application of genetically modified agricultural products to increase the quality and quantity of crop yields.  The production and commercial sale of genetically modified corn and rice seeds has just been allowed in China.  Therefore, we still will rely primarily upon traditional methods of creating crop seed hybrids to develop new products.  As government policies change to allow more genetically modified corn seeds and demand develops for these products, we expect that we will produce genetically modified products to meet customer demands to the extent we are able. There is a risk that our current steps to respond to the potential competitive threat posed by genetically modified agricultural products, including our research and development activities with respect to genetically modified crop seeds, may not enable us to compete successfully.

The potential for uncertainty in the government regulation of genetic technology and genetically modified, or GM, agricultural products could have an adverse effect on our business.

We continue to undertake a transition from a conventional seed company to an agricultural biotechnology company. However, genetically modified seed products are controversial, and it has not yet been widely accepted in many regions of the world, including China. Since the Chinese government approved the commercial planting of GM cotton in 1997, the government has only just begun to approve GM crops for commercial cultivation. The relative newness and the potential for uncertainty in the government regulation of genetic technology could have an adverse effect on our business development strategy and our ability to develop new seeds that may provide us with better margins.

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

The following table sets forth the amount and percentage of our revenues resulting from licensed hybrid seeds as compared to our internally developed proprietary hybrid seeds for the periods listed:

	Year Ended September 30, 2007	Year Ended September 30, 2008	Year Ended September 30, 2009
Revenue resulting from licensed hybrid seeds	$52,052,737	$52,023,150	$50,513,090
Percentage of our total seed revenue resulting from licensed hybrid seeds	79.7%	68.79%	58.22%
Revenue resulting from internally developed proprietary hybrid seeds	$13,260,433	$23,603,275	$36,248,141
Percentage of our total seed revenue resulting from internally developed proprietary hybrid seeds	20.3%	31.21%	41.78%

We sell a majority of seeds developed and produced under our license agreements with the Corn Research Institute Li County, Hebei Province (now Shijiazhuang Liyu Technology Development Co., Ltd.) and the Henan Agricultural University, which we collectively refer to as the significant licensors, as set forth in the table below.

	Year Ended September 30, 2007	Year Ended September 30, 2008	Year Ended September 30, 2009
Revenue resulting from hybrid seeds developed and produced under our license agreements with the significant licensors	$17,101,856	$24,938,593	$20,378,080
Percentage of our total seed revenue resulting from hybrid seeds developed and produced under our license agreements with the significant licensors	26.18%	32.98%	23.49%

If we are not able to develop and produce the licensed seed products or if the current license agreements are terminated or if we are unable to renew some of these license agreements on commercially reasonable terms or at all, we will suffer a substantial loss of revenue and will suffer substantial losses, and our financial condition and results of operations may be adversely affected.

We have a relatively short operating history and are subject to the risks of any growing enterprise, any one of which could limit our growth and our product and market development.

Our operating history makes it difficult to predict how our businesses will develop. Accordingly, we face all of the risks and uncertainties encountered by companies in earlier stages to development and initial expansion, such as:

•	uncertain and continued market acceptance for our product extensions and our services;

•
the evolving nature of the crop seed industry in the PRC, where significant consolidation may occur, leading to the formation of companies which may be better able to compete with us than is currently the case;

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

Our success depends to a large extent upon the continued service of a few executive officers and key employees, including:

•	Dr. Gengchen Han, our Chairman of the Board;

•	Liang Yuan, our Chief Executive Officer and President; and

•	Yasheng Yang, our Vice Chairman.

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

Our business focus on crop seed development and production does not permit us to spread our business risks among different businesses and, thus, a disruption in our seed production or the industry would harm us more immediately and directly.

We operate mainly in the crop seed business. Without business diversity, we will not be able to spread the risk of our operations. Therefore, our business opportunities, revenues and income could be more immediately and directly affected by disruptions from such things as drought and disease or widespread problems affecting the industry, such as limited farmer credit, payment disruptions and customer rejection of genetically modified crop seeds. If there is a disruption as described above, our revenues and income will be reduced, and our business operations may have to be scaled back.

We are particularly dependent on revenue from our corn seed products and, therefore, our operating results could be disproportionately and negatively impacted if we are unable to sell a sufficient amount of corn seed at satisfactory margins.

For the fiscal year ended September 30, 2009, sales of our corn seed products constituted approximately 70.89% of our revenues, as compared to 71.05% for the year ended September 30, 2008. Our dependence on the corn seed market makes us particularly vulnerable to negative market changes that may occur in this product line. In particular, if demand for our corn seed products generally decreases or if industry supply exceeds demand, prices will be driven downward and our margins will be negatively impacted, which would have an adverse effect on our business, results of operations and financial condition.

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

If we fail to introduce and commercialize new crop seed varieties, we will not be able to recover research, development and cover our other costs.

We cannot guarantee the development and performance of new crop seed varieties, whether licensed or proprietary, or that they will meet our and our customers’ expectations.  Farmers generally need time to learn about new seed varieties and how to plant and tend them. Their traditional planting experience may make it difficult for them to adapt to the new varieties. The process for new products to gain market recognition and acceptance is long and has uncertainties. If we fail to introduce and commercialize a new seed variety that meets the demand of farmers in China and provide the proper education about them to the distributors, farmers and public, we may not be able to generate sufficient sales to cover our costs.

One or more of our distributors could engage in activities that are harmful to our brand and to our business.

Our crop seed products are sold primarily through distributors.  The distributors are responsible for ensuring that our products have the appropriate licenses to be sold to farmers in the PRC provinces. If the distributors do not apply for and receive the appropriate licenses, their sales of our products in those provinces may be illegal, and we may be subject to government sanctions, including confiscation of illegal revenues and a fine of between two and three times the amount of such illegal revenues. Unlicensed sales in a province may also cause a delay for our other distributors in receiving a license from the authorities for that province, which could further adversely impact our sales in that province. In addition, distributors may sell our products under another brand that is licensed in a particular province if our product is not licensed there. If our products are sold under another brand, the purchasers will not be aware of our brand name, and we will be unable to cross-market other crop seed varieties or other products as effectively to these purchasers. Moreover, our ability to provide appropriate customer service to these purchasers will be negatively affected, and we may be unable to develop our local knowledge of the needs of these purchasers and their environment. If any of our distributors sell inferior crop seeds produced by other companies under our brand name, our brand and reputation could be harmed, which could make marketing of our branded crop seeds more difficult.

We rely on multiple license agreements for the sale and distribution of our products in the PRC provinces; if these agreements expire and we are unable to obtain new distribution agreements on similar terms, our future sales and results of operations would be adversely affected.

We have multiple license agreements for designated seed products in relation to exclusive production and marketing within China. Our license agreements with Hubei Province Shiyan Agricultural Sciences Institute and Handan Agricultural Academy each have terms expiring on July 1, 2011, respectively. In addition, under the technical service agreements originally dated December 25, 2004, and renewed in  2007, Origin Biotechnology will provide technical research, production and distribution services. In return, Beijing Origin is required to pay Origin Biotechnology a service fee calculated according to the weight of corn, rice, and cotton seeds sold by the Beijing Origin.  Either party has the right to terminate the agreement if it does not wish to renew the provisions thereof at the expiration of the term. There is no guarantee that any of these agreements upon which we or our subsidiaries depend for licensing and technical services will be renewed. Moreover, there is no assurance that any steps we have already taken or might take in the future will ensure the successful renewal of any or all our rights or the granting of further new rights or that the terms of any renewals of our rights would not be significantly different favorable to us than the terms of our current rights under these agreements.

We may be exposed to product quality claims, which may cause us to incur substantial legal expenses and, if determined adversely against us, may cause us to pay significant damage awards.

The performance of our seeds depends on climate, geographical areas, cultivation method, farmers’ degree of knowledge and other factors in addition to genetic traits and the quality of our seeds. Natural disasters may also affect the performance of our seeds, particularly when farmers are not able to timely and effectively respond to those disasters. Furthermore, the cultivability of some farmland is deteriorating because of toxic and hazardous materials resulting from farmers’ overuse of chemical herbicides. These factors generally cause underproduction, but farmers generally attribute underproduction to seed quality. We may be subject to legal proceedings and claims from time to time relating to our seed quality. The defense of these proceedings and claims can be both costly and time consuming and may significantly divert efforts and resources of our management personnel. An adverse determination in any such proceeding could subject us to significant liability and damage our market reputation and prevent us from achieving increased sales and market share. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase of our products.

Our revenues depend on the ability of a large number of small farmers to buy seed for cash because financing for purchases of this size and type is not available; therefore, if a substantial number of our customers become unable to pay for seed, our sales, revenues and operating results will decline.

We have a large and diversified customer base, with no single customer representing more than 1% of our revenues. The large customer base provides some protection to us against a loss of revenues due to the inability of a significant number of our customers to pay for seed that has been previously ordered. The unavailability of credit for farmers in the PRC, however, reduces the ability of those farmers to withstand the effects of difficult economic times. The lack of credit could prevent farmers from fulfilling their purchasing commitments to us with the result that we may suffer a lower amount of recognized revenues or our revenues and results of operations may be reduced.

Fluctuations in commodity prices can increase our costs and decrease our sales.

We purchase our seed inventories from production growers at market prices and retain the seed in inventory until it is sold. These purchases constitute a significant portion of the manufacturing costs for our seeds. We use hedging strategies to mitigate the risk of short-term changes in these prices, but we are unable to avoid the risk of medium and long-term changes. Accordingly, increases in commodity prices may negatively affect our cost of goods sold or cause us to increase seed prices, which could adversely affect our sales. Farmers’ incomes are also affected by commodity prices; as a result, commodity prices could have a negative effect on their ability to purchase our products.

Price increases for energy costs and raw materials could have a significant impact on our ability to sustain and grow earnings.

Our production and distribution processes consume significant amounts of energy and raw materials, the costs of which are subject to worldwide supply and demand and other factors beyond the control of the company. Significant variations in the cost of energy, which primarily reflect market prices for oil and raw materials affect the company’s operating results from period to period. When possible, the company purchases raw materials through negotiated long-term contracts to minimize the impact of price fluctuations. The company has taken actions to offset the effects of higher energy and raw material costs through selling price increases, productivity improvements and cost reduction programs. Success in offsetting higher raw material costs with price increases is largely influenced by competitive and economic conditions and could vary significantly depending on the market served. If the company is not able to fully offset the effects of higher energy and raw material costs, it could have a significant impact on the company’s financial results.

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

We rely on license and technical service agreements, and there is no assurance that we will be able to renew these agreements.

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

We have completed several acquisitions involving seed companies and may complete other acquisitions in the near future. These transactions are designed to contribute to our long-term growth. We must fit such acquisitions into our growth strategies to generate sufficient value to justify their cost. Acquisitions also present other challenges, including geographical coordination, personnel integration and retention of key management personnel, systems integration and the reconciliation of corporate cultures. Those operations could divert management’s attention from our business or cause a temporary interruption of or loss of momentum in our business and the loss of key personnel from the acquired companies. In addition, proposed acquisitions which are not consummated will cause us to incur substantial costs, none of which are generally recoverable.

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

The agricultural market in China is highly fragmented, largely regional and competitive and we expect competition to increase and intensify within the sector. We face significant competition in our crop seed business. Our competitors may have greater financial, research and development resources than we have. Competition may also result from consolidation or other market forces within the crop seed industry in China and the privatized crop seed producers that were operated by the local governments in China. Our competitors may be better able to take advantage of industry consolidation and acquisition opportunities than us. The reform and restructuring of the previously state-owned equity in seed enterprises will likely lead to the reallocation of market share in the seed industry, and our competitors may increase their market share by participating in the restructuring of the state-owned seed companies. Privatization will likely mean that these producers will need to develop more efficient and commercially viable business models in order to survive. In addition, the PRC government currently restricts foreign ownership of any domestic seed development and production business to no more than 49%. When and if such restrictions are lifted, multinational corporations engaged in the seed business may expand into the agricultural market in China. These companies have significantly greater financial, technological and other resources than us and may become our major competitors in China. In particular, our industry was affected by a widespread overproduction during 2007. As a result, supply of certain of our products exceeded demand for those products and, as a result, market prices were reduced and our margins and revenues were negatively impacted in 2007 and 2008. If this trend continues, we may be unable to successfully compete in our industry, especially if our competitors can produce and distribute seeds at a lower cost than us. As competition intensifies, our margins may continue to be compressed by more competitive pricing in the short term and may also to be compressed in the long term and we may lose our market share and experience a negative impact on our margins, revenues and results of operations.

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

In the recent past, there has been some elements of instability as a result of the privatization of state crop seed producers and because of the worldwide economic situation. There may be other periods of instability in the future during which commodity prices and sales volumes might fluctuate greatly. Commodities can be affected by general economic conditions, weather, disease and aspects of demand such as financing, competition and trade restrictions. Although we follow a branded product strategy to differentiate our products from those of other crop seed producers, the crop seed market continues to behave as a commodity market. As a result, the price that we are able to demand for our seeds is somewhat dependent on the size of the supply of our seeds and the seeds of other producers. Therefore, the potential exists for fluctuation in supply and, consequently, in price, in our own markets, even in the absence of significant external events that might cause volatility. As a result, the amount of revenue that we receive in any given year is subject to change. Because decisions are made regarding the level of production prior to the time that the volume of orders and the market price for those orders is known, it is possible that we will have too much or not enough product available, each with the attendant impact on revenues, margins and results of operations.

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

Technological change in creating seed hybrids could harm our business, causing a shift in business opportunities, market share, and revenues.

We currently rely upon traditional methods of creating crop seed hybrids to develop new products. While these methods are highly effective, there has been an increase in the development of genetically modified agricultural products in an effort to increase the quality and quantity of crop yields of which we currently engage in as well. This new genetic technology is controversial, and it has not been widely accepted in many regions of the world, including the PRC. However, as the ability to use genetic modification to produce seeds that are superior to or less costly than those that we produce by traditional methods increases, the threat of competition from this source becomes more realistic. A number of factors those are currently difficult to predict, including a shift in farmer and consumer attitudes regarding the acceptability of genetic technology affect the extent to which this potential threat could affect our business prospects.

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

Under PRC law, foreign entities are not currently permitted to own more than 49% of a seed production company. In order to address those restrictions, Origin, a non-Chinese entity that cannot directly own the shares of three of our PRC operating subsidiaries, namely, Beijing Origin, Changchun Origin and Henan Origin, will instead hold the right to control such shares in all respects, including voting, dividends, nomination of directors, and corporate management, through stock consignment agreements executed by the owners of the stock of these companies. In addition, if we engage in the sale of genetically modified seed products, then foreign entities are not currently permitted to own any portion of the seed production company.  Moreover, if we engage in the research and development of genetically modified seed products, then foreign entities are not currently permitted to own any of the seed production company.

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

The stock consignment agreements relating to our control of the stock of three of our PRC operating subsidiaries (not including Origin Biotechnology) may be terminated or extended after three years upon mutual agreement between us and the consignees. Three of the consignees, Messrs. Han, Yuan and Yang, also serve as our officers and/or directors. These three persons own, in the aggregate, 8,632,350 shares of our ordinary stock, or about 37% of our issued and outstanding ordinary stock. Holding this amount of stock will allow these officers to control or greatly influence the selection of directors and matters submitted to a vote of our shareholders, including voting to terminate the stock consignment agreements.

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

The following executive officers have entered into employment agreements which provide that they may terminate their respective employment agreements with us as a result of a change of control:

•	Dr. Gengchen Han, our Chairman of the Board;

•	Liang Yuan, our Chief Executive Officer and President; and

•	Yasheng Yang, our Vice Chairman.

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

The PRC has many regulations relating to the seed business, including obtaining and maintaining operating licenses and permits. Seed products must be licensed and undergo a stringent review process before they may be sold in the PRC. We believe we currently have all the necessary licenses for our business, and that we are in compliance with applicable laws and regulations. If we are not in compliance, we may be fined or lose the ability to sell a particular seed or operate our business altogether. If the fines are substantial or if our ability to sell or operate is withdrawn, this will result in additional costs or the loss of revenues and could prevent us from continuing as an operating business.

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

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at rates of 30% and 3%, respectively . In addition, an enterprise qualified as a “high and new technology enterprise,” including agricultural companies, located in certain specified high-tech zones was entitled to a preferential state EIT rate of 15% and could enjoy an exemption from the state EIT for the first three years since its establishment and a 50% reduction of the state EIT for the succeeding three years. The qualification of a “high and new technology enterprise” was subject to an annual or biennial evaluation by the relevant government authority in China. For example, Beijing Origin and Jilin Changrong are entitled to a preferential tax rates of 15% as a new technology company for 2008 and 2009. Also Beijing Origin and Jilin Changrong have been approved as a new technology enterprise and enjoys the reduced enterprise income tax rate of 15%.

In March 2007, the National People’s Congress, enacted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law, however, (i) reduces the top rate of enterprise income tax to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration and will gradually transition to the uniform 25% EIT rate over a five-year transition period. In addition, the new technology enterprise qualification of our PRC subsidiaries is subject to a biennial re-assessment by the relevant PRC government authority. In the event the preferential tax treatment for our PRC subsidiaries is discontinued, the affected entity will become subject to the standard PRC enterprise income tax rate. There is no assurance that the local tax authorities will not, in the future, change their position and discontinue any of our preferential tax treatments, potentially with retroactive effect. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Under China’s New Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the New Enterprise Income Tax Law, or the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.  However, it is unclear how tax authorities will determine tax residency based on the facts of each case. If the PRC tax authorities determine that our British Virgin Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. . Second, under the New EIT Law and its implementing rules dividends paid to holding companies outside of China which are “ resident enterprises will be subject to a 10% withholding tax. It is possible that future guidance issued with respect to the new “resident enterprise” classification could be applied to our British Virgin Islands sub-holding company with similar consequences.  Therefore, any dividends paid by our PRC subsidiaries may be subject to a 10% withholding obligation.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2010 and 2011 tax years and are evaluating appropriate organizational changes to avoid this treatment.

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

Pursuant to the new PRC enterprise income tax law  effective on January 1, 2008, dividends payable by a foreign-invested enterprise, or FIE, including Origin Biotechnology to its foreign investors is subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. No such treaty currently exists with the British Virgin Islands or the United States.  Prior to 2008, dividend payments to foreign investors made by FIEs were exempted from PRC withholding tax.

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

On December 20, 2004, Chardan China Acquisition Corp., or Chardan, entered into a stock purchase agreement with State Harvest, and all the shareholders of State Harvest for Chardan’s acquisition of State Harvest. In connection with the acquisition, Chardan formed its wholly-owned subsidiary, Origin. On November 8, 2005, Chardan merged with and into Origin for the purpose of redomestication out of the United States. The redomestication merger was achieved by a one-for-one exchange of all the outstanding common stock of Chardan for ordinary stock of Origin, and the assumption of all the rights and obligations of Chardan by Origin. Immediately after the redomestication merger, Origin acquired all the common stock of State Harvest by the issuance of shares and payments of cash consideration to the shareholders of State Harvest or their designee. We may be subject to contingent tax liabilities in connection with the above share exchange transaction. As of September 30, 2009, such contingent tax liabilities could be as much as in the range RMB39.06 million to RMB64.22 million.  We did not expect to incur tax liabilities at the higher end of the range based on its annual assessment. Recently, we have begun a fresh review of its contingent tax position by requesting and receiving alternate legal counsel on this matter and this may include the filing of a revised tax return to the IRS.

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

We believe that we were not a PFIC for the taxable year 2009. However, there can be no assurance that we will not be a PFIC for the taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2009 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that produce, or are held for the production of, passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

Three of our executive officers and directors, Messrs. Han, Yang and Yuan, own approximately 37.21% of our issued and outstanding ordinary shares. These three major shareholders may maintain significant control over the outcome of some corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions. This level of ownership could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our ordinary shares or prevent shareholders from realizing a premium over the market price for their ordinary shares. In addition, if these major shareholders choose to dispose of a material portion of our ordinary shares they hold, the prevailing market price of our securities may decline.

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

Because we are a foreign private issuer, we have elected to follow British Virgin Islands law in connection with compliance under the NASDAQ Marketplace Rules, which restrict the application of the NASDAQ corporate governance requirements.

The NASDAQ Marketplace Rules permit foreign private issuers to elect not to be governed by all the corporate governance rules.  We have elected to avail ourselves of the exemption provided by NASDAQ, and we have elected to be governed by only the British Virgin Island laws and the terms of our memorandum and articles, which for example do not require us to hold an annual meeting each year.  Consequently, investors may not have the ability to express their opinion on our business and the actions of directors through the voting process. In other respects, we do follow the NASDAQ Marketplace Rules, such as having a nominations and compensation committee, but these are voluntary and may be eliminated at any time.

We reported a net loss for the fiscal year ended September 30, 2009 inclusive of the charges related to the repurchase of the convertible note..

As described in this Annual Report and our audited financial statements, we reported a net loss for the fiscal year ended September 30, 2009 inclusive of the one-time charges related to our repurchase of our convertible note. Our reported results may reduce the market price of our ordinary shares.

Certain insiders and major shareholders have substantial control over the company, and they could delay or prevent a change in our corporate control, even if our other shareholders wanted such a change to occur which may limit your ability to influence shareholder matters.

As of December 31, 2009, our executive officers, directors and principal shareholders and their affiliates beneficially owned 8,748,000 ordinary shares, or 37.21% of the outstanding shares of our company ordinary stock. These shareholders will be able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company and some transactions may be more difficult or impossible without the support of these shareholders. Furthermore, the interests of these major shareholders may conflict with those of other shareholders. We also conduct transactions with businesses in which our principal shareholders maintain interests. We believe that these transactions have been conducted on an arm’s length basis, but we cannot assure you that these transactions would have the same terms if conducted with unrelated third parties.

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

We currently have short-term borrowings of approximately US$11. 76 million.  The degree to which we are leveraged could, among other things:

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

Origin was first incorporated in the British Virgin Islands on February 10, 2005, and is governed by the BVI Business Companies Act, 2004, or BCA, by re-registration on July 10, 2006.

Chardan China Acquisition Corp., the predecessor of Origin, was a blank check company organized as a corporation under the laws of the State of Delaware on December 5, 2003. Chardan was formed for the purpose of effecting a business combination with companies having operations based in China and significant growth potential. Initially, Chardan’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combination opportunities.

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

On December 5, 2005, Origin commenced redemption of outstanding callable warrants that had been assumed in the transaction with Chardan.  The warrants were exercisable into ordinary shares of Origin at $5.00 per warrant. Approximately 8,043,752 of the 8,050,000 warrants were exercised through the redemption date of January 9, 2006, and the balance of the outstanding warrants were paid $0.01 per warrant and all the warrants were extinguished. The gross proceeds received upon exercise of the warrants were approximately $40 million, of which $15 million was used to satisfy the outstanding obligations of Origin to the shareholders of State Harvest under the Stock Purchase Agreement, and the remainder used as working capital and for other corporate purposes. After the redemption of the warrants, Origin had approximately 23,472,910 ordinary shares issued.

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

Since 2005, our capital expenditures consisted primarily of construction of headquarter facility in Beijing and purchase of plant and equipment. The table below sets forth our capital expenditures for the periods shown:

For the twelve months ended September 30,	For the year ended September 30,	For the year ended September 30,	For the year ended September 30,
2006	2007	2008	2009
RMB	RMB	RMB	RMB
27.64 million	36.53 million	RMB19.66 million	18.80million
(US$3.50 million)	(US$4.88 million)	(US$2.90million)	(US$2.75 million)

B. Business overview.

Overview

We are a leading, technology-focused crop seed company serving mainland China. We have sought to broaden our usage and penetration of our innovative plant breeding techniques, modern biotechnology, and innovative information and research management to develop and deliver high-yield seeds to the Chinese farming customer base. Our goal is to lead the industry by providing farmers with unique enabling technology and services, producing and protecting higher crop yields. Our activities include the specialization in the research and development, production, and sales and marketing of crop seeds (corn, rice, cotton and canola) throughout the PRC.  We have pursued genetically modified research, and in November 2009, we received the Bio-Safety Certificate from the Ministry of Agriculture as a final approval for commercial use of the world’s first genetically modified phytase corn. This is the first genetically modified corn seed product in China.  We are also actively pursuing the approval of other GM seed products including glyphosate resistant corn and Bt Corn.  Our focus remains in the production of higher quality seed products, whether proprietary or licensed.

The following table sets forth the amount and percentage of our revenues resulting from licensed hybrid seeds as compared to our internally developed proprietary hybrid seeds for the periods listed:

	Twelve Months Ended September 30, 2006	Year Ended September 30, 2007	Year Ended September 30, 2008	Year Ended September 30, 2009
Revenue resulting from licensed hybrid seeds	$58,572,673	$52,052,737	$52,023,150	$50,513,090
Percentage of our total seed revenue resulting from licensed hybrid seeds	88.52%	79.7%	68.79%	58.22%
Revenue resulting from internally developed proprietary hybrid seeds	$7,596,282	$13,260,433	$23,603,275	$36,248,141
Percentage of our total seed revenue resulting from internally developed proprietary hybrid seeds	11.48%	20.3%	31.21%	41.78%

Our sales offices are spread throughout the entire mainland China region including central, northern, and southern regions of China. We continue to develop our sales and marketing team of 281 employees located in 12 sales offices. Our nationwide distribution network covers most parts of China and consists of over 3,800 first-level distributors and over 65,000 second-level distributors and retailers. Our distributors sell our products to retailers who in turn sell to farmers, who are end-users of our products. We currently provide branded products and technical service to farmers in 30 of China’s 31 provinces.

During the last several years , we continued to develop our established plant genetic engineering technology platforms,  including transforming herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. Of note, we made significant strides in developing our exclusive insect resistance and phytase product, respectively.  In November 2009, we received the Chinese government approval for commercial use of genetically modified phytase corn.  We continue to seek to further effectively utilize modern biotechnology in China and hope to further expand beyond China in the future.

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

Our business model draws from existing and new technologies by utilizing both conventional breeding and advances in biotechnology. We aim to build upon our current hybrid base where we have accumulated parental seeds with advantageous traits optimized to local soil conditions. We have roughly 100 total products, both licensed and proprietary, in the market. We began to develop our own proprietary hybrid seed varieties in 1998, and, as of December 2009, we have 23 proprietary corn seed products, 18 proprietary rice seed products,  3 proprietary cotton seed products and 3 proprietary canola seed products that are in commercial production and distribution. Currently, we have 9 breeding stations and employ 136 full time research personnel.

Over the past year, the number of corn, cotton, rice and canola varieties we have sold (both licensed and proprietary) has decreased slightly. The following table illustrates the change in the number of the seed varieties we sold over the past three years.

Varieties of Seed Products:

Year	Varieties of Seed Products
	Corn	Cotton	Rice	Canola	Total
2007	44	11	60	9	124
2008	47	16	57	15	127
2009	46	13	53	7	119

The following table illustrates the total revenues for each of our seed varieties:

Year	Revenues*
	Corn	Cotton	Rice	Canola
	RMB	RMB	RMB	RMB
Year ended September 30, 2007	365,203,037	32,030,858	72,549,582	17,958,429
Year ended September 30, 2008	364,843,855	16,663,187	106,636,187	24,855,519
Year ended September 30, 2009	414,625,462	9,917,053	125,134,572	42,747,377

* Substantially all of our revenues are derived from sales in China.

Research and Development

Developments in the science of genetics have allowed seed producers to create entirely new species of corn, rice and cotton, rather than merely new varieties, as has historically been the case. Compared with conventional varieties, the obvious advantages of these new species, known as GM varieties, are higher yield, better quality and increased disease-resistance and herbicide tolerance. Farmers plant GM varieties to save time and cost, while also reducing field labor. GM corn, soybean and cotton have been widely used in the United States and many other countries to guard against insect damage and to increase yields. Since receiving Chinese government approval in 1997, cotton that has been genetically modified to guard against damage from borer insects is now widely planted and accepted in China. The Chinese market has widely accepted GM cotton and the PRC Ministry of Agriculture has approved GM corn and rice seed as well. We believe that GM food crop seeds increasingly will be approved by the PRC government for production and sale and will be accepted in the Chinese market in the future.

Utilizing our existing hybrid seed product line, we seek to further increase crop yield and produce higher quality seeds with the addition of GM traits. We commenced our own biotechnology research program in 2000 with a goal of having technology in place to produce GM products when demand for these products is sufficiently high. In 2005, we built an internal research and development center in China for GM crop seeds, which we believe was the first such facility to be utilized by a Chinese crop seed company. We have been successful in marketing genetically modified BT cotton varieties in China and plan to continue to develop other new seed varieties.  Our key focus remains on biotechnology which has been accelerated significantly. We currently employ  people who are primarily engaged in genetic transformation, molecular biomarker testing and genetic mapping activities. Our development efforts go beyond our internal biotechnology center, as this unit serves as a central hub to connect with other research facilities throughout China. We are collaborating with the Chinese Academy of Sciences, Peking University and China Academy of Agriculture Science in the field of biotechnology. These co-operations help enhance our research capabilities and will help enable us to develop and commercialize our products. We have established several plant genetic engineering technology platforms, which incorporate increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. The GM traits and products we are working on now include increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance in corn  We also developed phytase GM corn, which has become the first GM corn product to be approved for commercial production and sales in China. Notwithstanding our obtaining the first government approval for a GM corn product, there can be no assurance given that GM products generally will be approved in China, and we expect that the introduction and acceptance of GM products will be cautious.

In addition to biotechnology, our internal research and development also invests considerable effort in the conventional breeding of hybrid crop seed. Currently, we have 9 breeding stations and employ 136 full time research personnel in this area. We strive to maintain our position as a quality producer of advanced products by budgeting approximately 5% of our gross revenues (based on the prior year’s results) for research and development. Historically, because of the increase in our gross revenues, the actual amount spent in any year has generally been around 3% of gross revenues in that year. Because our sales last year were lower than expected, our actual amount exceeded 5%. The table below shows the amount we have spent on research and development for the following periods, as an absolute monetary amount.

For the nine months		For the twelve months		For the year ended		For the year ended		For the Year Ended
ended September 30,		ended September 30		September 30,		September 30,		September 30,

2006		2006 (unaudited)		2007		2008		2009
RMB		RMB		RMB		RMB		RMB
13,143,768		14,157,671		28,440,781		24,512,551		33,473,117
US$	(1,662,926)	US$	(1,791,203)	US$	(3,795,748)	US$	(3,610,149)	US$	(4,901,613)

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

According to the sales plan we develop for each year, before the growing season, we choose the planting area according to the trait of the seed variety, and enter into a seed booking production agreements with the local farmers. Under the agreement, we provide the producer-farmers with the parental seed, as well as the technical support in the course of farming. After the growing season, we purchase the seeds that meet our quality specifications from the farmers.

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

Three years ago, three of our existing rice hybrids were approved to be sold in Vietnam. The approval process in Vietnam is a two year process. We began exporting products across the border at the end of year 2007 in small quantities. As Vietnam shares a border with China, we are able to use standard transportation, such as trucks, and deliver our products to selected distributors though an agent. We are also currently exploring sales channels to other countries in Southeast Asia and the Middle East.

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

We currently have two Chinese patents registered with the State Intellectual Property Office of China and twelve Chinese trademarks, including two trademarks registered with the Trademark Office of China’s State Administration for Industry and Commerce. One of the patents relating to the method of producing hybrid corn seed is jointly owned by Henan Agriculture University and Beijing Origin. In addition, we have applied for nine additional trademarks, and the applications have been accepted and are now being reviewed by the Trademark Office of China’s State Administration for Industry and Commerce.

The following table lists our self-developed proprietary seed products that have been approved by the national variety authorization committee or provincial variety authorization committee:
No.	Name of Variety	Name of Seed Product
1	AoTian 8210	Corn
2	Ao Yu 1	Corn
3	Ao Yu 20	Corn
4	Ao Yu 2	Corn
5	Ao Yu 3007	Corn
6	Ao Yu 3101	Corn
7	Ao Yu 3102	Corn

8	Ao Yu 3111	Corn
9	Ao Yu 3118	Corn
10	Ao Yu 3202	Corn
11	Ao Yu 3206	Corn
12	Ao Yu 3210	Corn
13	Ao Yu 3220	Corn
14	Ao Yu 4	Corn
15	Ao Yu 5102	Corn
16	Ao Yu 5	Corn
17	Ji Dan262	Corn
18	Ji Dan29	Corn
19	Ji Dan413	Corn
20	Ji Dan515	Corn
21	Ji Si 8	Corn
22	Lin Ao 1	Corn
23	Yu Ao 6	Corn
24	Fei You 98	Rice
25	Gang You 94-11	Rice
26	Nei Xiang You 9	Rice
27	Zhong You 456	Rice
28	II You 456	Rice
29	Liang You 456	Rice
30	De Xiang Zao 4	Rice
31	De Nong 108	Rice
32	De Nong 102	Rice
33	De Nong 88	Rice
34	De Nong 89	Rice
35	De Nong Zao 6	Rice
36	De Nong 90	Rice
37	De Nong 644	Rice
38	Zheng Cheng 644	Rice

39	Nei Xiang You 3618	Rice
40	Zhong 9 You 1254	Rice
41	Nei Xiang You 3618	Rice
42	De You 8	Canola
43	De You 13	Canola
44	De You 22-1	Canola
45	Ao Mian 4	Cotton
46	Ao Mian 6	Cotton
47	Ao Mian 618	Cotton

With our research, breeding system and management, as of December 2009, we have 23 proprietary corn seed products, 18 proprietary rice seed products,  3 proprietary cotton seed products and 3 proprietary canola seed products that are in commercial production and distribution. Although representing only a minority of our revenues historically, we expect that an increasing portion of our revenues in future years will be derived from our proprietary seeds as opposed to seeds produced under licenses from third parties.

Licensed Seed Products

In addition to the development of our own proprietary seeds, we have licenses to distribute seeds developed by independent research and development institutions which have no commercialization ability or distribution channels of their own. Currently, we have licenses to distribute thirty-one varieties of corn seed, eleven varieties of cotton seed, eleven varieties of rice seed and nine varieties of canola seed. Although substantially all of our historical revenues were derived from the sale of licensed hybrid seeds, the impact of our proprietary seeds has increased in recent years. In the 2007 and 2008 fiscal years, approximately 79.7% and 69.0%, respectively of our revenues resulted from sales of licensed seeds, while in the fiscal year ended September 30, 2009, that figure had decreased to 58.22%. Under a typical license agreement, one of our PRC Operating Companies will obtain a license for a designated product for exclusive production and marketing within China. The license fees vary in their method of determination, but generally they are either a percentage of revenues from the sale of the variety or a flat fee arrangement. None of our license agreements results in a payment in excess of 1% of our revenues. Beijing Origin has these types of agreements with China Academy of Sciences Microbiology Institute, Liyu in Hebei Province, Henan Puyang Agricultural Academy, Tieling Agricultural Academy, Liaoning Benxi Agricultural Academy, Sichuang Agricultural Academy, Corn Research Institution of Beijing Agricultural Forestry Academy, Huafeng Seed Limited, Liaocheng Huafeng Corn Breeding Research Institution, Food Corn Research Institution of Yunnan Agricultural Academy, Henan Agriculture University, Handan Agricultural Academy, Hubei Province Shiyan Agricultural Sciences Institute, Shandong Cotton Research Center, China Rice Research Institution, among others. Except for the agreement with Handan Agricultural Academy, which will expire in July 2011, these agreements generally have no fixed term or termination date. The agreements may be terminated for breach by either party. We may terminate the agreements at any time, in effect, by not producing seeds thereunder, without penalty.

We have joint development agreements with the Liyu under which we and Liyu are coordinating to develop several varieties of corn seeds. Under these agreements, we have developed and produced six varieties of corn seeds, which together have represented a substantial amount of sales in each fiscal year since 2005 as illustrated in the following chart for the three fiscal years ended September 30, 2007, 2008 and 2009:

Varieties of Corn Seeds	2007 Sales	2008 Sales	2009 Sales
LinAo1	6.36%	5.66%	3.79%
AoYu 17	1.35%	1.38%	1.11%
Liyu 16	13.97%	10.42%	12.99%
AoYu 19	0%	0.01%	0.00%
Liyu 26	0.12%	0.27%	0.30%
Liyu35	0.76%	7.14%	8.42%
Total	22.56%	24.88%	26.61%

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

In addition to the exclusive license agreements set forth above, we also have non-exclusive license agreements. The non-exclusive license fees tend to be lower than the typical exclusive license fees. Those licensors that lack production ability or distribution channels of their own grant us the right to produce, distribute and propagate the covered variety of seeds, provide us with technical materials and instructions, supervise seed quality and evaluate growing areas. We are responsible for undertaking all the propagation costs and maintaining quality standards. So far, Beijing Origin has entered into these types of agreements with Henan Agriculture University for YuYu 22, Liaocheng Huafeng Maize Breeding Research Institution for Feng Liao 008 and Handan Academy of Agricultural Sciences for Ao Mian 885 and Ao Mian 802. The agreements may be terminated for breach by either party. We may terminate the agreements at any time by not producing seeds thereunder, without penalty.

With regards to the licensed GM varieties, we have entered into a strategy cooperation agreement with the China Academy of Agriculture Science, or CAAS, to work on biotechnology research and development. That agreement gives us the right to produce and sell the GM crop varieties that are developed in connection with this arrangement, subject to our obligation to reimburse certain of CAAS’ expenses.

Except as discussed immediately above, no other licensed seed product represented more than 10% of our sales in the fiscal years ended September 30, 2007, 2008 and 2009. In addition, except as disclosed above, no one licensor is responsible for a seed product or group of seed products that represents more than 1% of our revenues during the same periods.

The Chinese Crop Seed Market

The Chinese agricultural sector is primarily made up of small, family-oriented farms. Increasingly, corn is becoming an important crop in China because it has a number of uses, including the use as livestock feed, source of industrial products and a source of fuel in the form of ethanol. In addition, rice is an important human food crop, cotton is an important industrial crop and canola is used to produce cooking oil.

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

While there are six seed companies that control roughly 25% of the corn seed market of China, we believe we may possess the most competitive technology base, including the capability to develop and commercialize genetically modified seeds. However, there is little disclosed information in this regard, and as a result internal research pipelines remain unclear. Much of the genetically-modified product research remains at the academic levels. The majority of the largest crop seed companies have been in existence for considerably longer periods of time than we have, and though they have sophisticated breeding techniques, are somewhat entrenched in their ways. Some of these larger entities are evolved state owned enterprises. We compete within this group on the basis of our consistent product quality, brand identity, customer and technical support, enforcement of our intellectual property rights and a pipeline of proprietary products.

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

These multinationals rely heavily on GM seed products. Our market research indicates that most of the superior products that the multinationals have to offer are genetically modified. GM seed products have only begun to be accepted in China, and the extent of this acceptance is not yet determinable. To date, phytase corn and Bt Rice are the only genetically modified major food crop seed products that have received approval for sale in China.

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

Due to the fact that we are engaged in the GM seed business in China, we must comply with the Seed Law as well as the GM regulations described above.

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

The applicable tax rate of the PRC enterprise income tax to Beijing Origin is 15% since January 1, 2008. However, the Beijing Origin and Jilin Changrong have been approved as new technology enterprises and enjoy the reduced EIT rate of 15% while our other operating companies are subject to EIT at a uniform rate of 25%.

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

Under PRC law, FIEs in China, including Origin Agritech may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as cash dividends. The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds which may not be distributed to equity owners except in the event of liquidation.

We believe that we are currently in compliance with all applicable PRC laws and regulations relating to our business.

C. Organizational structure.

Origin Agritech is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC Operating Companies. The following diagram illustrates our current organizational structure:

 (1) We do not have any ownership interest in Beijing Origin, Henan Origin, Changchun Origin, Jilin Changrong or Denong. Through State Harvest, we have entered into a series of stock consignment agreements with their respective shareholders. Gengchen Han (our Chairman), Liang Yuan (our Chief Executive Officer and president), and Yasheng Yang (Vice Chairman of the Board), currently own 34.4%, 25.8%, and 28.675% of Beijing Origin, respectively.

The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest:

Name	Place of incorporation (or establishment) /operation	Percentage of ownership
State Harvest	British Virgin Islands	100% owned by Origin
Origin Biotechnology	Haidian District, Beijing, PRC	100% owned by State Harvest
Beijing Origin	Haidian District, Beijing, PRC	97.96% controlled by State Harvest
Henan Origin	Zhengzhou, Henan Province, PRC	92.04% owned by Beijing Origin
Changchun Origin	Changchun, Jilin Province, PRC	99% owned by Beijing Origin
Denong	Chengdu, Sichuan Province, PRC	97.62% owned by Beijing Origin
Jilin Changrong	Changchun, Jilin Province, PRC	43.95% owned by Beijing Origin
Liyu	Shijiazhuang, Hebei Province, PRC	30% owned by Beijing Origin
Biocentury	Shenzhen, Guangdong Province, PRC	34% owned by Beijing Origin
Linze Origin	Linze, Gansu Province, PRC	100% owned by Beijing Origin

Stock Consignment Agreements

As discussed above in “Foreign Ownership Restrictions,” under Chinese law, foreign ownership of businesses engaged in the breeding of new varieties, development, production, marketing, distribution and sale of hybrid food crop seeds is limited to 49% pursuant to the Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry and The Foreign Investment Industrial Guidance Catalogue. State Harvest, as a non-Chinese corporation, may not directly own more than 49% of any of the PRC Operating Companies. However, Chinese law does not forbid the owner of stock to consign rights associated with the stock, as long as the owner does not transfer title to the stock.  Moreover, if we engage in the research and development of genetically modified seed products, then foreign entities are not currently permitted to own any of the seed production company.

To gain control over the PRC Operating Companies (other than Origin Biotechnology, which is not subject to the 49% ownership restriction and which State Harvest entirely owns), State Harvest entered into a series of stock consignment agreements with shareholders of those companies or, in the case of Denong and Jilin Changrong, with Beijing Origin, the parent of those entities. These agreements consign to State Harvest all of the rights of ownership of the shares involved other than legal title, effectively transferring the control of the shares subject to the agreements to State Harvest. Those rights include the right to manage in all respects the shares held in title by the shareholders that are parties to them, including all shareholder rights to call meetings of shareholders, to submit shareholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a shareholder in respect of the shares consigned. More specifically, the consignment agreements include giving the right to select, replace and increase the number of the directors and supervisors, recommend new directors and supervisory personnel and to exercise management rights, controlling rights and decision-making power over the shares of the subject company.  Additionally, the shares of the three PRC operating companies are pledged.

Each title holder of these shares has agreed not to interfere with State Harvest’s exercise of its rights and to cooperate fully and promptly to permit State Harvest to exercise its authority over the consigned shares. This includes all limitations on the ability of the consignee to transfer or dispose of the shares to someone other than State Harvest, give guarantees using the shares, consign the shares to another, alter the ownership proportion in any way, dispose of any rights in the ownership of the shares, and agree to any debt or restructuring of the shares. State Harvest has the right to take all action in respect of the consigned shares to avoid any damage or infringement of its rights, including in the event of the consigning shareholder’s bankruptcy. State Harvest, under the agreements, has virtually all of the property rights of the consigned shares, including the profits, interests, dividends, bonuses and residual assets, except for legal title. If in the future any stock subject to the consignment agreements can be legally transferred to State Harvest then, without further action by State Harvest, it shall be transferred to State Harvest in whole or in part for no additional consideration to the consigning shareholder.

The stock consignment agreements also provide that if and when the restriction on foreign ownership of food production companies to 49% is removed or the allowed ownership percentage is increased, the consigned shares will then be transferred to State Harvest. If not, the consignment agreements continue in full force and govern State Harvest’s rights over the shares.

The agreements are subject to force majeure limitations. The term of the agreements is initially three years, but they are automatically renewed indefinitely until both State Harvest and the consignor agree to terminate. There is no unilateral right of termination except in the event of a breach, in which event the non-breaching party may cancel the consignment agreement after notice and a reasonable cure period has passed and the breach continues. The consigning shareholders have warranted their authority to enter into the agreements and that State Harvest has the exclusive right to control the shares that are subject to the consignment agreements. The agreements are binding on the successors, assignors and heirs of the respective consigning shareholders.

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

D. Property, plant and equipment.

Our principal executive offices are located in the Changping District in Beijing where we own approximately 10,320 square meters of office space, and the right to use approximately 19,250 square meters of land. Our office building and the right to use the land currently secure a loan of RMB45.9 million. This loan was extended by the China Construction Bank Beijing Shangdi Branch to Beijing Origin.

We own or lease manufacturing facilities, laboratories, seed production and other agricultural facilities, office space, warehouses, research stations and breeding centers in Gansu, Henan, Liaoning, Jilin, Inner Mongolia, Yunnan, Jiangsu, Shanxi, Sichuan, Hainan, Hubei, Anhui, Hunan and Jiangxi provinces, and in Daxing of Beijing. These facilities include approximately 268,000 square meters of land and approximately 42,800 square meters of office. The leased facilities are rented at regular commercial rates, and management believes other facilities are available at competitive rates should it be required to change locations or add facilities. Poor weather conditions may limited out ability to use the land for crop seed production.

We own additional facilities in Chengdu, Sichuan province, including 5,000 square meters of office space and a seed processing plant and the rights to use approximately 25,000 square meters of land.

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

A. Operating Results

Overview

We are a leading, technology-focused crop seed company serving China. We currently employ innovative plant breeding techniques, modern biotechnology, and innovative information and research management to develop and deliver high-yield seeds to our native farming customer base. Our goal is to lead the industry by providing farmers with unique enabling technology and services, producing and protecting higher crop yields. Our activities include the specialization in the research and development, production, and sales and marketing of crop seeds (corn, rice, cotton and canola) throughout the PRC. We have pursued genetically modified research, and in August 2009, we received the Bio-Safety Certificate from the Ministry of Agriculture as a final approval for commercial use of the world’s first genetically modified phytase corn.  We are also actively pursuing approval rights for glyphosate tolerant corn and Biotechnology Corn. Our focus remains in the production of higher quality seed products, whether proprietary or licensed. The majority of our revenues continue to be from licensed seeds as described under Item 4.B “Licensed Seed Products.”

We continue to develop our sales and marketing team of 288 employees located in 12 sales offices nationwide. Our nationwide distribution network covers most parts of China and consists of over 3,800 first-level distributors and over 65,000 second-level distributors and retailers. Our distributors sell our products to retailers who in turn sell to farmers, who are end-users of our products. We currently provide branded products and technical service to farmers in 30 of China’s 31 provinces. We believe that quality of seed and the correct farmer application of that seed is the best way to increase product yields and overall value to farmers.

The fiscal year ended September 30, 2009 marked a recovery year for our company in which we showed significant improvements in both revenues and earnings.  This was the second consecutive year of improvements in these categories.  This was a result of both our company response to the changing industry landscape and the normalized industry conditions, as again marked by the rebounding market prices during the fiscal year ended September 30, 2009. The fiscal year ended September 30, 2007 was a transition year for our company and our industry, especially due to the negative impact of certain new PRC regulations and a widespread overproduction of crop seeds by Chinese seed producers, which resulted in lower market prices for our products during fiscal year ended September 30, 2007.  The fiscal year ended September 30, 2008 also marked improvement in revenues and earnings though the lagging affects of these industry factors remained evident somewhat in the results.

With regards to our fiscal year 2009 normal product line results, corn seed products remains our strongest product, producing70% of our sales, as compared to 71.05% in the fiscal year ended September 30, 2008 period and 74.4% for the twelve months ended September 30, 2007. The total revenue from corn seed grew13.65% to RMB414.65 million in fiscal year 2009 from RMB364.84 million in the fiscal year ended September 2008. The total revenue from cotton seed decreased 40.34% to RMB 9.92 million in fiscal year 2009 from RMB16.66 million in the 12 months ended September 2008.  This decrease in revenues in the cotton business was mainly a result of a continued lowering of demand in the cotton industry in China. Our canola sales showed an increase to RMB42.86 million, as compared to revenues of RMB23.77 million in fiscal year 2008, an increase of 79.98%.

Our revenues for the year ended September 30, 2009 were RMB592.49 million (US$86.76 million), an increase of 15.38% from RMB513.49 million (US$75.63 million) in the fiscal year ended September 30, 2008.

As a regular course of our business and revenue yield management, a portion of our seeds are liquidated and sold at greatly reduced prices as scrap sales for use as animal feed rather than standard crop seed. The revenue of the seeds sold as scrap accounted for revenue of RMB3.22 million (USD0.47 million), as compared to RMB22.06 million (USD3.25 million), and a sales volume of 14.71 million kg, in fiscal year end 2008. These sales only amounted to 0.54% of our total sales with limited impact on our overall gross margin.  During fiscal year 2008, these scrap sales amounted to 4.30% of our total revenues for the year ended 2008, they impacted our overall gross margin by 9.94%. Additionally, we wrote off a portion of our seed inventory of RMB7.40 million (US$1.08 million), which was recorded as cost of revenues, as compared during fiscal year 2008 when we wrote off  RMB18.01 million (US$ 2.65 million). Excluding these temporary scrap sales and the impairment of inventory, our gross margins for the period were 35.6% (unaudited) as compared to our 31.56% (unaudited) gross margins for the fiscal year ended September 30, 2008.

Our revenues for the rice unit for the year ended September 30, 2009 increased approximately 17.66% to RMB125.47 million from RMB106.64 million in the fiscal year ended September 30, 2008. Our sales for rice products were a result of the continued improving industry dynamics.

Operating expenses for the year ended September 30, 2009 were RMB153.95 million (US$22.54 million), representing only a slight increase of 1.91% from RMB151.07 million (US$22.25 million) for the fiscal year ended September 30, 2008.  For all intents and purposes, our operating expenses were relatively flat as compared to the year ended September 30, 2008.

While our fiscal year 2008 results of operations were materially impacted by certain industry factors, fiscal year 2009 showed significant progress toward improved industry conditions although the industry still remains affected by the same factors. The most significant of these factors was a PRC regulation known as Circular (Guo Ban Fa [2006] No 40), or Circular 40, issued by the State Council which required separation of local, provincial seed administrative authorities from their commercial sales affiliates by 30 June 2007. Before Circular 40 was promulgated, many seed companies were owned by or otherwise affiliated with local government authorities responsible for regulating the seed industry. To satisfy its international trade commitment and to create a more fair competition environment, the Chinese government determined to separate these companies from the related administrative government authorities that had invested in them before June 30, 2007. As a result, many of these companies liquidated their seeds at lower than expected prices, which reduced prices for all sellers in the market. We believe that the effects of Circular 40 have substantially run their course and should have only a minimal effect on our operating results for future periods. Our results for last year were also negatively impacted by an overproduction of crop seed supply in the marketplace, which reduced market prices for our products and negatively impacted our margins and gross revenues.  The fiscal year end September 30, 2009 marks the second consecutive year of improvement in both our revenues and earnings as a result of these improving industry conditions.

Research and Development Outlook

With the rapid growth of the economy in China, notwithstanding the current global economic troubles, the demand for higher levels of food production have increased dramatically. These demands include domestic price inflation of food products, the rising consumer desire for higher quality food products, the increased need for fuel including the usage of bio-fuels, and the growing constraints on land. The Chinese central government has taken several measures to deal with these issues. Compared with conventional varieties, the advantages of genetically modified (“GM”) varieties are high yield, high quality and increased disease resistance and herbicide resistance. Farmers plant GM varieties to both save time and cost, while also reducing the amount of field work. GM corn, soybean, and cotton have been widely used in the United States and many other countries to guard against insect damage and to increase crop yields. Crop yields with the successful application to biotechnology which in other developed countries have routinely reported increases of over 10%-15%, as reported commercially by Monsanto and Syngenta. According to the USDA, planting area for GM corn increased from 160,000 hectares in 1996 to almost 20 million hectares in 2006 in the United States. Since receiving Chinese government approval, cotton that has been genetically modified to guard against damage from insects, such as the borer, and these varieties are now widely planted in China. GM cotton is widely accepted in the Chinese market. The Chinese authorities have taken the first steps in approving GM crop seed research and commercialization in order to meet the increasing demand of agricultural products with the approval of our phytase corn and BT rice seed.  We expect the Chinese authorities to continue in this direction, although cautiously.

In the past year our focus on biotechnology research has continued to accelerate significantly. We were approved for the first GM corn seed crop in China, a somewhat historical event.  Our glyphosate tolerant gene was approved to the next phase of development.  We continue to seek to become the leader in biotechnology and GM product commercialization in China. We expect that GM crop seeds will gain acceptance in China, and for that reason we have begun biotechnology seed development and invested in programs that focus on genetic modifications to improve the yields, product quality and insect and disease tolerance of seeds for corn and other corps. Development of these biotechnology attributes remains a cornerstone aspect of our business strategy for both the long and short term. As a result, a significant portion of our management resources and attention are dedicated to building these capabilities firm wide for introduction into the PRC domestic crop seed market.

During the past three fiscal years, we established several plant genetic engineering technology platforms. These include transforming herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. We seek to efficiently utilize modern biotechnology in China and hope to further expand beyond China in the future.

We plan to use China’s emerging technology base to utilize the natural advantages of operating within China. Currently, we possess exclusive rights to five genetic traits in various stages of testing and development. BioCentury, in which we have a 34% minority interest, owns one of the two cotton Bt genes approved by Chinese government and is a leading company in genetic cotton research, seed production, and marketing in China. We have continued to build upon cooperative relationships with several universities and research institutes in China. These cooperative arrangements allow us to limit our own exposure and fixed cost structure and maximize our flexibility in moving towards applicable technology. For more information regarding these institutes, see Item 4.B “Research and Development.”

Under relevant regulations, prior to registration and marketing GM crops in China, the registrant company has to follow the following procedures. And each step (except laboratory research) has an attached reporting and approval process established by the Ministry of Agriculture in order to proceed to the next step (see Item 4.B “Business overview—Genetically Modified Organisms Safety Regulations”):

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

Because we are considered a domestic company in China, we are afforded the ability to proceed through all five phases of GM approval, while international entities are restricted to phase one, currently and forbidden to proceed to phases two through five. We have already had several products in the phases two to four, and one product has achieved approval.  We have become the first company to obtain approval to produce and sell GM corn seed in China.

We have been successful in marketing genetically modified biotechnology (“BT”) cotton varieties in China and plan to continue to develop other new seed varieties. Upon introduction, the BT cotton gene was able to increase yields and improve production value. As a result, the farmers were willing to pay more for genetically modified seeds and prices increased roughly four-fold for genetically modified cotton seed as compared to standard hybrid seed. Today, almost all the planted acreage in China utilizes genetically modified cotton seed, exclusive of Xinjiang province. We believe that other crop seeds can follow similar product adoption patterns.

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

As part of our internal efforts, we developed genetic markers to enhance selection of disease resistance lines of maize to accelerate the breeding process. In addition, in 2009 we continued to utilize our previously implemented data mining infrastructure to search for stable, high yielding hybrids. Our business model draws from existing and new technologies using both conventional breeding and advances in biotechnology. We aim to build upon our current hybrid base where we have accumulated parental seeds with advantageous traits optimized to local soil conditions. We have roughly 127 total products, both licensed and proprietary, in the market. We began to develop our own proprietary hybrid seed varieties in 1998, and as of December 2009, we have 23 proprietary corn seed products, 18 proprietary rice seed products,  3 proprietary cotton seed products and 3 proprietary canola seed products that are in commercial production and distribution in 2009. Currently, we have 9 breeding stations and employ 136 full time research personnel.

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

Prior to the fiscal year end September 30, 2009, the crop seed industry had recently recovered from significant industry-wide changes, where the aggregate supply of seeds in the markets we serve was above the demand for those crop seeds. In addition, the result of a new government regulation enacted in May 2006, all seed producers associated with PRC government agencies were required to sever their association with such government agencies by June 2007. As a result, many of these producers ceased operations and a significant amount of seed was sold by these producers at lower than expected price levels as these businesses needed to liquidate their remaining inventory. During fiscal year ending September 30, 2009, this aggregate supply of seeds had completed a normalization process whereby seed products returned to pre-transition levels and we do not expect this source of market disruption to continue in fiscal year 2010.

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

Write-down of Inventory. As a result of the regular annual measurement in the market value of inventory, during fiscal year 2009 we wrote down RMB7.40 million (US$1.08 million) of our seed inventory, as compared to RMB 18.01 million (US$2.65 million) in the fiscal year 2008.

Operating expenses

Our operating expenses consist of general and administrative expenses, research and development expenses and selling and marketing expenses. Our operating expenses have remained relatively flat for the year ended September 30, 2009 compared to the same period in 2008.

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

Stock option plan and option agreements

Our stock options are granted under the 2005 Performance Equity Plan. We adopted the Plan in November 2005, under which we could issue share options with the right to purchase up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. During 2009, we adjusted certain outstanding awards, pursuant to action by the compensation committee to align the awards to the price of the stock and our financial outlook so that the awards would continue to offer employment incentivazation. As of September 14, 2009, there are awards outstanding covering a total of 214,120 ordinary shares, and which included restricted awards for 89,300 shares.

With the adjusted awards, all the option awards have an exercise price within the range of $4.00 to $9.27 and expire 5 years from the date of grant and vest immediately or over a period of 1 to 5 years. We recorded a total stock-based compensation expense of RMB5,283,844 (US $705,190) for the year ended September 30, 2007, RMB 10,103,789 (US$1,481,863) for the year ended September 30, 2008 and RMB2,756,948 (US$ 403,769) for the year ended September 30, 2009.

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

Revenue

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

During fiscal year 2009 we wrote down RMB7.40 million (US$1.08 million) of our inventory.  This is a decrease of 58.91 % from fiscal year 2008 when we wrote down  our seed inventory in the amount of RMB18.01 million (US$ 2.65 million) during the year as a result of the significant decrease in the market value of our inventory.

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

On October 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109” (“FIN48”) which is codified as ASC 740-10. The Company’s policy on classification of all interest and penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

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

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of revenues, for the periods indicated:

	For the year ended		For the nine months		For the twelve months						For the year ended
Item	Decmber 31		ended September 30		ended September 30		For the twelve months ended September 30				30-Sep
	2005		2006		2006 (unaudited)		2007		2008		2009
	In	As %		As %		As %		As %		As %		As %
	thousands RMB	of net revenue	In thousands RMB	of net revenue	In thousands RMB	of net revenue	In thousands RMB	of net revenue	In thousands RMB	of net revenue	In thousands RMB	of net revenue
Consolidated statement of operations and comprehensive income data:
Revenues	207,291	100	522,999	100	521,910	100	489,379	100	513,490	100	592,492	100
Cost of revenues	-129,162	-62.31	-362,982	-69	-365,726	-70.07	-462,852	-94.58	-404,795	-78.83	-392,842	-66.30
Gross profit	78,129	37.69	160,017	31	156,184	29.93	26,527	5.42	108,695	21.17	199,650	33.70

Selling and marketing	-27,037	-13.04	-49,651	-9	-57,695	-11.05	-57,994	-11.85	-53,203	-10.36	-55,648	-9.39
General and administrative	-28,983	-13.98	-40,933	-8	-50,204	-9.62	-92,246	-18.85	-73,355	-14.29	-64,833	-10.94
Research and development	-6,977	-3.37	-13,144	-3	-14,158	-2.71	-28,441	-5.81	-24,513	-4.77	-33,473	-5.65
Total operating expenses	-62,997	-30.39	-103,728	-20	-122,057	-23.39	-178,681	-36.51	-151,071	-29.42	-153,954	-25.98

Other operating income	2,309	1.11	-	-	-	-	-	-	-	-	-	-

Income from operations	17,441	8.41	56,289	11	34,127	6.54	-152,154	-31.09	-42,376	-8.25	45,696	7.71

Interest income	886	0.43	8,783	2	9,294	1.77	10,942	2.24	5,199	1.01	2,036	0.34
Interest expenses	-1,829	-0.88	-5,005	-1	-5,391	-1.03	-21,697	-4.43	-36,939	-7.19	-16,784	-2.83
Other income	300	0.14	2,893	1	5,441	1.04	1,312	0.27	628	0.12	1,991	0.34
Loss on repurchase of convertible notes	-	-	-	-	-	-	-	-	-	-	51,101	-8.62
Equity in earnings of associated company	879	0.42	12,828	2	13,400	2.57	-669	-0.14	7,702	1.50	4,669	0.79
Changes in the fair value of embedded derivatives	-	-	-	-	-	-	12,601	2.57	20.229	3.94	3,300	0.56
Income before income taxes	17,677	8.53	75,788	14	56,862	10.89	(149,665)	(30.58)	(45,557)	(8.87)	-10,193	-1.72
Income tax	(1,405)	(0.68)	(367)	(0)	(566)	(0.11)	49	0.01	3,995	0.78	(11,732)	(1.98)
Income before minority interests	16,272	7.85	75,421	14	56,260	10.78	(149,616)	(30.57)	(41,562)	(8.09)	-21,925	-3.70
Minority interests	137	0.07	910	0	1,558	0.30	(13,584)	(2.78)	(1,724)	(0.34)	-18,892	(3.19)
Net income	16,409	7.92	76,331	15	57,818	11.08	(163,200)	(33.35)	(43,286)	(8.43)	(40,817)	(6.89)

Fiscal Year Ended September 30, 2009 Compared To Fiscal Year Ended September 30, 2008

While our results of operations were materially impacted during fiscal year 2008 by the lingering affects of the industry reorganization of state seed enterprises and other factors, the 2009 fiscal year results of operations were influenced by our increased attention to proper management of our resources and reaction to marketplace conditions.  Our scrap sales only amounted to roughly 0.54% of our total revenues for the year ended 2009 as compared to 4.30% from the fiscal year ended 2008.  Excluding these scrap sales and the impairment of inventory; our gross margins for the period were 35.60% (unaudited) as compared to our 31.56% (unaudited) gross margins for the twelve months ended September 30, 2008.

Revenues & Gross Margin

Our revenues for the year ended September 30, 2009 were RMB592.49 million (US$86.76 million), an increase of 15.38% from RMB513.49 million (US$75.63 million) in the fiscal year ended September 30, 2008.

As a regular course of our business and revenue yield management, a portion of our seeds are liquidated and sold at greatly reduced prices as scrap sales for use as animal feed rather than standard crop seed. This amount was much lower this year as the revenue of the seeds sold as scrap accounted for revenue of RMB3.22 million (USD0.47 million), as compared to RMB22.06 million (USD3.25 million), and a sales volume of 14.71 million kg, in fiscal year end 2008.   Additionally, we wrote off a portion of our seed inventory of RMB7.40 million (US$1.08 million), which was recorded as cost of revenues, as compared during fiscal year 2008 when we wrote off a portion of our seed inventory of RMB18.01 million (US$ 2.65 million). Excluding these temporary scrap sales and the impairment of inventory, our gross margins for the period were 35.60% (unaudited) as compared to our 31.56% (unaudited) gross margins for the fiscal year ended September 30, 2008.

Exclusive of the scrap sales, revenues from our hybrid corn seeds increased 15.60% to RMB411.40 million (USD60.24million) in the fiscal year ended September 30, 2009 from RMB355.89 million (USD 52.41 million) in the fiscal year ended 2008. Gross margin of our corn products increased 14.11% in fiscal year 2009, as compared to the previous twelve month period. This was a result of an increase of corn seed price as a result of further normalization of the industry supply as well as reorganized product portfolio. Revenues from our hybrid rice seeds increased 31.61% to RMB125.13 million (USD 18.37 million) in the fiscal year ended September 30, 2009 from RMB95.08 million (USD 14.00 million) in the fiscal year ended 2008, exclusive of scrap seed sales. This increase was a result of the rice seed prices, despite increase in the unit cost of production of the rice seed. Gross margin of our rice products decreased 2.54% in fiscal year 2009, as compared to the previous twelve month period.

The revenues resulting from non-scrap seed sales for the twelve months ended September 30, 2009 as compared to that of the twelve months ended September 30, 2008 were as follows:

Items	Revenues			Gross Margin
	Year ended September 30, 2009	Year ended September 30, 2008	Growth	Year ended September 30, 2009	Year ended September 30, 2008	Growth
	RMB’000	RMB’000
Hybrid Corn seeds*	411,405	355,890	15.60%	40.60%	35.58%	14.11%
Hybrid Rice seeds*	125,135	95,083	31.61%	16.5%	16.93%	-2.54%
Hybrid Cotton seeds*	9,917	16,622	-40.34%	49.9%	36.93%	35.12%
Hybrid Canola seeds*	42,747	23,774	79.81%	41.99%	66.54%	-36.90%
Others**	68	59	15.25%

Total normal sales*	589,272	491,428	19.91%	35.60%	31.56%	12.80%

* exclusive of scrap sales

**inclusive of parental seed products, maize cob products, and unassociated seed lots.

Cost of Revenue

Our cost of revenue for the year ended September 30, 2009 was RMB392.84 million (US$57.53 million), including the RMB7.40 million (US$1.08 million) inventory write-down.  This was a decrease of 2.95% from RMB404.80 million (US$59.62 million), including the inventory write-down of RMB18.01 million (US$2.65 million).

Gross profit

Our gross profit for the year ended September 30, 2009 increased to RMB199.70 million (US$29.24 million) from RMB108.70 million (US$15.94 million) for the year ended September 30, 2008.  This represented an increase of 83.72% from the fiscal year ended September 30, 2008.

Operating expenses

Operating expenses for the year ended September 30, 2009 were RMB153.95 million (US$22.55 million), representing an increase of 1.91% from RMB151.07 million (US$22.25 million) for the fiscal year ended September 30, 2008.

Selling and marketing

Selling and marketing expenses for the year ended September 30, 2009 were RMB55.65 million (US$8.15 million), representing an increase of 4.61% from RMB53.20 million (US$7.84 million) for the year ended September 30, 2008.  The percentage of sales are 9% and 10% for the years ended September 30, 2009 and 2008, respectively.

General and administrative

General and administrative expenses for the year ended September 30, 2009 were RMB64.83 million (US$9.50 million), representing a decrease of 11.63 % from RMB73.36 million (US$10.80 million) for the fiscal year ended September 30, 2008.

Research and development

Research and development expenses for the year ended September 30, 2009 were RMB33.47 million (US$4.90 million), representing an increase of 36.56 % from RMB24.51million (US$3.61 million) for the fiscal year ended September 30, 2008.   The increase in our research and development spending is a result of the further efforts in the research and development of self-developed seed rights and the further cooperation with universities and other research institutes.

Income from operations

As a result of the impact of the components described above, we had income from operations for the year ended September 30, 2009 of RMB45.70 million (US$6.69 million), compared with the loss from operations of RMB42.38 million (US$6.24 million) for the fiscal year ended September 30, 2008.

Interest expense

Interest expenses for the year ended September 30, 2009 were RMB16.78 million (US$2.46 million), representing a decrease of 54.58 % from RMB36.94 million (US$5.44 million) for the twelve months ended September 30, 2008.

Share of earnings in equity investee companies

Shares of earnings in equity investee companies decreased to RMB4.67 million (US$0.68 million) in the year ended September 30, 2009 from RMB7.7 million (US$1.13 million) for the fiscal year ended September 30, 2008. The amount in both years was primarily due to the investment in BioCentury Transgene.

Other income

Other income increased to RMB1.99 million (US$0.29 million) for the year ended September 30, 2009 as compared to an income of RMB0.63 million (US$0.93 million) for the fiscal year ended September 30, 2008.

Loss on repurchase of convertible notes

This expense was mainly a result of RMB51.10 million (US$7.48 million) charge in other expense related to the repurchase of our convertible note from Citadel Investment Group (CIG).

In the second quarter of 2009, the company repurchased their outstanding convertible notes from Citadel Investment Group (CIG) and which does affect our year-to-date financial figures.

Income taxes

Income taxes for the year ended September 30, 2009 were an expense of RMB11.73 million (US$1.72 million), as compared with an income of RMB4.00 million (US$0.59 million) for the fiscal year ended September 30, 2008. During fiscal year 2009 we incurred a decrease in deferred tax assets of RMB11.15million (US$1.63 million), which is mainly due to the tax losses of Beijing Origin and Denong were used during the year ended September 30, 2009.
.
The standard enterprise income tax rate is 25% for 2008 and 2009. However, some of our PRC Operating Companies, such as Beijing Origin and Jilin Changrong, are entitled to a preferential tax rate of 15.0%. For the year ended September 30, 2008 and 2009, the effect of the preferential tax treatment is 10%.   The effective income tax rate for the year ended September 30, 2008 and 2009 was 9% and 15% respectively.

The deferred tax asset is composed primarily of net operating loss carry forwards. The recognition of carried forward losses of certain loss on sale of scrap seeds and the restructuring cost of the Group during the fiscal year of 2007 and 2008. The valuation allowance is based upon management’s conclusions regarding, among other considerations and estimates of future earnings based on information currently available. After adjusting the one-time losses, it is management’s conclusion that it is more likely than not that the future tax benefits related to the net operating loss carried forward will be realized.

Net income

Our net loss was RMB40.82 million (US$5.98 million) in the year ended September 30, 2009, as compared to the net loss of RMB43.29 million (US$6.37 million) for the fiscal year ended September 30, 2008.  Excluding non-recurring charges related to the convertible notes charged mainly in the second quarter of 2009, net income for the fiscal year ended 2009 was RMB 10.3 million (US$1.50 million) (unaudited), or US$0.45 per diluted share, as compared to a loss of US$0.27 per share a year ago.

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

B. Liquidity and Capital Resources

As of September 30, 2008 and 2009, we had approximately RMB102.26 million (US$15.00 million) and RMB121.26 million (US$17.76 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and short term liquid investments with original maturities of three months or less that is deposited with banks and other financial institutions.  We believe our working capital is sufficient to meet our present requirements.

We financed our operations together with the repayment of repurchasing the convertible bond at December 31, 2009 through cash generated from operating activities and short-term borrowings.  At September 30, 2009, we had total short-term borrowings of RMB80.29 million (US$11.76 million). A portion of our short-term borrowings (RMB45.90 million) is secured by our land use rights and the office building, both of which are in the Zhongguancun Life Science Park. A portion of our short-term borrowings (RMB21.00million) is secured by our office building and land use right of Changchun Origin and Henan Origin.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31,2005, the nine months ended September 30, 2005 (unaudited) and September 30, 2006, and the 12 months ended September 30, 2006 (unaudited), the year ended September 30, 2007, the year ended September 30, 2008, and the year ended September 30, 2009.

Item	Year ended December 31	Nine months ended September 30		Twelve Month ended September 30	Year ended September 30
(In thousands)		2005		2006
	2005	(unaudited)	2006	(unaudited)	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$

Net cash (used in) provided by Operating activities	24,387	(19,900)	(123,260)	(78,973)	(169,242)	57,198	208,883	30,588

Net cash (used in) provided by investing activities	(62,722)	(39,082)	(244,972)	(268612)	(90,948)	107,630	(15,891)	(2,328)

Net cash (used in) provided by financing activities	207,706	6,740	275,006	475,972	283,774	(212,025)	(175,933)	(25,763)

Net increase(decrease) in cash and cash equivalents	169,371	(52,242)	(93,226)	128,387	23,584	(47,197)	17,059	2,494

Cash and cash equivalents, Beginning of year	68,848	68,848	237,828	237,828	140,953	162,314	102,263	14,975

Effect of exchange rate changes on cash and cash equivalents	(391)	45	(3,649)	(4,085)	(2,223)	12,854)	1,933	287

Cash and cash equivalents, end of year	237,828	16,651	140,953	362,130	162,314	102,263	121,255	17,756

Operating activities. Net cash provided by operating activities was RMB208.88 million (US$30.59 million) in the year ended September 30, 2009 compared to net cash used in operating activities of RMB57.20 million (US$8.42 million) in the year ended September 30, 2008.   This increase was primarily due to a decrease in net loss of RMB2.47 million (US$0.40 million), a decrease in the inventory of RMB 38.57 million (US$5.65 million), an increase in advances from customers of RMB 81.16 million (US$11.88 million), a decrease in due to growers of RMB4.41 million (US$0.65 million), and an increase in account payables of RMB6.01 million (US$0.88 million), and a decrease in depreciation and amortization of RMB1.03 million (US$0.17million).

Investing activities. Net cash used by  investing activities was RMB15.89 million (US$2.33 million) in the year ended September 30, 2009.  Net cash provided by  investing activities was RMB107.63 million (US$15.85 million) in the year ended September 30, 2008.

Financing activities. Net cash used in financing activities was RMB175.93million (US$25.76 million) in the year ended September 30, 2009, which mainly reflects our proceeds from short-term borrowings of RMB134.85 million (US$19.75 million) and repayment of short-term borrowings of RMB219.44 million (US$32.13 million).  Net cash used in financing activities was RMB212.03million (US$31.23 million) in the twelve months ended September 30, 2008, which mainly reflects our proceeds from short-term borrowings of RMB283.00 million (US$41.68 million) and repayment of short-term borrowings of RMB388.40 million (US$57.20 million).

In 2008, we agreed to repurchase our convertible notes on July 28, 2008 and February 19, 2009.  This was funded from our cash resources.  We fully repaid the repurchase of these convertible notes on December 30, 2009.  Due to the cyclical nature of the cash flow inherent in our business, with the majority of cash flow from operations received during the second half of the calendar year, which corresponds to the fourth quarter and the subsequent first quarter of our fiscal year, we use bridge loan financings and bank credit facilities to cover operating expenses during low-revenue portions of the year, which generally include July through December. We believe we can generate sufficient cash flows from operating activities and can access sufficient borrowing capacity from local banks to satisfy our seasonal liquidity needs.

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

C. Research and Development, Patents and Licenses, etc.

We focus our research and development efforts on agro-biotechnology, crop breeding and the development of new crop seeds. In November 2001, we established a new seed research and development center in Tongzhou, Beijing, which conducts research and development of crop commercial breeding. In September 2005, we established the “Origin Life Science Research Center” in Zhong Guan Cun, Beijing, the principal activities of which include crop gene engineering, molecular marker-assisted breeding, and molecular identification. We also have sixteen breeding stations located in different regions with seven being used for corn, four for rice, two for cotton, two for canola and one winter nursery for these different seed products.

We have established technological cooperative relationships with three universities and sixteen research institutes in China, including China Agricultural University and Chinese Academy of Sciences. We employ 136 full time research personnel. Our research and development expenditures were $0.87 million, $1.66 million, $3.80 million, $3.61 million and $4.9 million in each of the years ended December 31, 2005 and 2006, and for the fiscal year ended September 30, 2007 , September 30, 2008 and September 30, 2009, respectively. The increase in our research and development spending is a result of the further efforts in the research and development of self-developed seed rights and the further cooperation with universities and other research institutes.

D. Trend Information .

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from October 1, 2008 to September 30, 2009 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

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

F. Tabular Disclosure of Commitments and Contingencies .

We have various contractual obligations that will affect our liquidity.  The following table sets forth our contractual obligations as of September 30, 2009.

		Payments due by September 30,
		Within
	Total	2010	2011	2012	2013	2014	Thereafter
	RMB000	RMB000	RMB000	RMB000	RMB000	RMB000	RMB000

Operating Lease Obligations	12,630	1,292	965	491	976	490	8,416
Capital Commitments (1)	5,098	5,098	-	-	-	-	-
Purchase Obligations (4)	32,083	5,000	5,000	5,000	5,000	5,000	7,083
Convertible Notes (3)	117,896	117,896
Short-Term Debt Obligations (2)	80,290	80,290

Total	247,997	209,576	5,965	5,491	5,976	5,490	15,499

(1)	Includes capital commitments for purchase of plant, building construction, equipment, land use rights and technology use rights.

(2)	Represents short term loans from China Construction Bank, Shangdi Branch , Beijing Bank and Bank Of Communications Zhengzhou Branch.

(3)
On July 25, 2007, the Company issued US$40 million of guaranteed senior secured convertible notes which mature on July 25, 2012. The Notes bear interest at the rate of 1% per annum, payable semi-annually in arrears. On July 28, 2008, the Company agreed to repurchase US$18.7 million of these senior secured convertible notes, in which $14 million was repurchased in July 08 and US$4.7 million would be repurchase by December 2008.  On January 19, 2009 the Company agreed to repurchase the remaining US$21.3 million of these senior secured convertible notes by December 2009 of which US$17.3 million remained outstanding as of September 30, 2009.

(4)
On March 6, 2006, Changrong entered into a contract with the Corn Research Institution of Jilin Academy of Agricultural Science to pay RMB5million every year from 2006 to 2016 for R&D activities on behalf of Changrong.

We identified the existence of potential contingent tax liabilities arising from our reverse merger in November 2005. We determined that these contingent tax liabilities were more likely than not. As of December 31, 2005, we estimate such contingent tax liabilities to be in the range of RMB39.06 million (US$4.84 million) to RMB64.22 million (US$7.96 million). Consequently, RMB39.06 million (US$4.84 million) was included in income tax payable on our balance sheet and was charged to equity because such liabilities were part of the recapitalization in connection with our reverse merger. We did not expect to incur tax liabilities at the higher end of the range based on our annual assessment.  Recently, we have begun a fresh review of its contingent tax position by requesting and receiving alternate legal counsel on this matter and this may include the filing of a revised tax return to the IRS.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of December 31, 2009.

Name	Age	Position

Gengchen Han (1)	54	Chairman of the Board
Liang Yuan (2)	52	Director, President and Chief Executive Officer
Yasheng Yang (3)	47	Vice Chairman of the Board
Bailiang Zhang	68	Independent Director
James Kang (4)	50	Independent Director
Min Tang (5)	56	Independent Director
Yingqi Xia (6)	56	Independent Director
Michael W. Trimble	52	Independent Director
Remo Richli	46	Independent Director
Irving Kau (7)	35	Acting Chief Financial Officer

1. Dr. Gengchen Han relinquished his role as co-Chief Executive Officer, effective January 1, 2009.  Dr. Han retains his position as Chairman of the Board.
2. Liang Yuan was appointed as sole Chief Executive Officer, effective January 1, 2009.
3. Yasheng Yang resigned his position as Acting Chief Financial Officer, but has retained his title as Vice Chairman effective January 1, 2010.
4.  Dafang Huang resigned as director, effective January 1, 2010.  James Kang was appointed to be an independent director, effective January 1, 2010.

5. Kerry S. Propper resigned as director, effective January 1, 2009.  Min Tang was appointed to be an independent director, effective January 1, 2009.
6. Steven Urbach resigned as director, effective January 1, 2010.  Yingqia Xia was appointed to be an independent director, effective January 1, 2010.
7. Yasheng Yang resigned as Acting Chief Executive Officer, effective January 1, 2010.  Irving Kau was appointed to be Acting Chief Executive Officer, effective January 1, 2010.

Gengchen Han is the Chairman of the Board of Origin. Dr. Han is also the Executive Chairman of Beijing Origin and its affiliated companies, a position that he has held since founding the business in 1997. Dr. Han was the Co-Chief Executive Officer and Chief Executive Officer of the company from its inception in 1997 until January 1, 2009.  Dr. Han has more than 20 years of experience in research and development of hybrid seed products, particularly corn seed. From 1982 until 1984, Dr Han was a lecturer at the Henan Agriculture University. From 1984 to 1987, Dr. Han received his Ph.D. degree in Plant Breeding and Cytogenics from Iowa State University. From 1989 until 1990 he worked for the International Maize and Wheat Improvement Center, or CIMMYT, in Mexico. He worked for Pioneer Hi-bred International from 1990 to 1996; his positions there included Regional Technical Coordinator for Asia/Pacific and Regional Supervisor for China Business.

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

Michael W. Trimble has been a director of Origin since May 2006. Dr. Trimble is the founder of Trimble Genetics International LLC, or Trimble Genetics, and has been the President of Trimble Genetics since 2001. Trimble Genetics is a plant genetics research company that has expanded business and research relationships to include activities in North America, South America, Asia, Europe, the Middle East and Africa. Dr. Trimble is a leader in plant genetics research with over twenty-nine years of experience in crop breeding and the agricultural seed industry. Dr. Trimble is an inventor of numerous patents in the field of plant genetics. Dr. Trimble graduated with a Ph.D. degree from the University of Minnesota and also completed graduate programs at Purdue University and Iowa State University.

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

Dr. Yingqi Xia has been a director of Origin since January 2010. Dr. Xia sits as the Executive Deputy Director of Zhongguancun Science Park, the largest high-tech zone in China. Previous to his position as the Executive Deputy Director, Dr. Xia worked as the Division Chief for the World Bank Department in the Ministry of Finance in the People’s Republic of China and in the Chinese Embassy to the United States. Prior to this, Dr. Xia received his PhD. degree from University of Ottawa, Canada.

Dr. James Kang has been a director of Origin since January 2010. Dr. Kang sits as the Professor and Distinguished University Scholar for the Departments of Medicine, and Pharmacology and Toxicology, for University of Louisville School of Medicine as well as the National Specialist Professor and Director for Regenerative Medicine Research Center in West China Hospital, Sichuan University in China. Dr. Kang has also served as President and CEO of InnoRem, Inc. and President of International Organization of Life Science and Biotechnology. Prior to this, Dr. Kang received his PhD. Degree from Iowa State University and was a post graduate at Cornell University Medical College in New York.

Mr. Irving H. Kau has been Acting Chief Executive Officer of Origin since January 2010. Mr. Kau has worked as Vice President of Finance for Origin Agritech for the last three years, and previously worked with Chardan Capital, Merriman Curhan Ford, and Strategic Growth Incorporated, where he firm took senior management positions in invested portfolio companies. He also completed course work at University of Southern California towards a PhD. in Business Strategy. With a background in both finance and genetics while publishing several peer reviewed academic papers, Mr. Kau received undergraduate degrees from Johns Hopkins University and a graduate degree from Rice University, where he received the Jones Partners Scholarship (merit-based) to attend.

 B. Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB 3.17 million (US$0.46 million) for the twelve months ended September 30, 2009. In addition, no options were granted to our directors and executive officers during that period.

2005 Performance Equity Plan

Our stock options are granted under the 2005 Performance Equity Plan. We adopted the Plan in November 2005, under which we could issue share options with the right to purchase up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. We had outstanding option awards for 598,920 ordinary shares under the Plan at September 30, 2009.

While we granted no options under the Plan with the right to purchase in fiscal year 2009, options granted to our officers and directors remain in both the pools for the options granted in 2005 and 2008, as shown by the aggregate table.  These values were subject to the adjustment as of September 14, 2009 whereby grantees were allowed the right to exchange existing options for options with the exercise price of $4.00/share or restricted shares grants at no additional expense to the company:

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price		Grant Date	Expiration Date
Gengchen Han	34,500		$4.00/Share	November 8, 2005	November 8, 2010
Liang Yuan	13,800		$4.00/Share	November 8, 2005	November 8, 2010
Yasheng Yang	27,600		$4.00/Share	November 8, 2005	November 8, 2010
Remo Richli	4,750	$	Res Stock	November 8, 2005	November 8, 2010
	15,000		$5.30/Share	March 28, 2008	March 27, 2013
Bailiang Zhang	2,850	$	Res Stock	November 8, 2005	November 8, 2010
	10,000		$5.30/Share	March 28, 2008	March 27, 2013
Michael Trimble	25,000		$5.30/Share	March 28, 2008	March 27, 2013

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

Employment Agreements

Each of Dr. Han, Messrs. Yuan and Yang have entered into employment agreements with us. The agreements have a term of three years commencing as of January 1, 2009, and provide for an annual salary of RMB250,000 for each of them and a discretionary cash bonus based on growth in the combined companies’ per-share value, achievement of growth and business targets, satisfaction of company capital requirements and other criteria. The executives are entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreements are terminable by Origin for death, disability and cause. The executive may terminate for good reason, which includes Origin’s breach, the executive’s loss of his seat on the board of directors, and change of control. In the event of termination for good reason or without cause, the executive will receive compensation and benefits under his or her employment agreement through the earlier of two years from the date of termination or through the term of the agreement. The agreements contain provisions for the protection of confidential information and a three-year non-competition period within China. In the purchase agreement, there is an additional non-competition agreement applicable to these persons for the greater of five years after consummation or two years after employment that includes Hong Kong and Taiwan, in addition to China.

Board committees

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominations Committee.

Audit Committee

The members of our Audit Committee are Remo Richli (chairman), Yingqi Xia, and Min Tang.  Our board of directors has determined that all of our Audit Committee members are independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934. Changes as of January 1, 2010???

The board of directors has determined that each of Messrs. Remo Richli, Yingqi Xia, and Min Tang and changes as of January 1, 2010 has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of Audit Committee functions.

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

The Audit Committee will pre-approve the future services to be provided by our independent auditors going forward. The Audit Committee also will also review and recommend to the board of directors whether or not to approve transactions between us and any officer or director that occurs outside the ordinary course of business.

Compensation Committee

The members of our Compensation Committee are Michael W. Trimble (chairman),  Jams Kang, and Min Tang. The Compensation Committee also administers our stock option plan, including the authority to make and modify awards under the plan. Our only plan is the 2005 Performance Equity Plan. The current charter of the Compensation Committee, which was adopted March 16, 2007, provides that the committee is responsible for:

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

Nominating Committee

Our Nominating Committee consists of Min Tang, Remo Richli and Michael W. Trimble.  The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The Nominating Committee will identify, evaluate and recommend candidates to become members of the Board of Directors with the goal of creating a balance of knowledge and experience.  The Nominating Committee is not a fully independent committee.

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

Summary of Significant Differences in Corporate Governance Practices for Purposes of Rule 5615 of the Nasdaq Marketplace Rules

We are incorporated under the laws of the British Virgin Islands. Our ordinary shares are registered with the SEC and are listed on the NASDAQ Global Select Market. As a result, our corporate governance framework is subject to laws of the British Virgin Islands, or BVI, and the securities laws and regulations of the United States.

Under Rule 5615 of the Nasdaq Marketplace Rules, a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rules. Rule 5605 requires U.S. domestic listed companies have a majority of independent directors on its board of directors. We are not required to have a majority of independent directors on our board of directors under BVI laws. However, currently, five of our nine directors are independent directors under applicable Nasdaq rules.

Under Rule 5605 a U.S. domestic listed company is required to have a nominsations committee and compensation committee.  We are not required to have such committees under the BVI laws, however, we do have these two committees, and follow the Nasdaq Marketplace rules in the independence requirements.

Under Rule 5620, a U.S. domestic issuer must solicit proxies and provide proxy statements for all meetings of shareholders. There are no such mandatory requirements under BVI laws. There were no specific items that our board of directors requested the shareholders to vote on. We did not provide proxy statements for the meeting.

Under Rule 5635, a US domestic listed company is required to obtain shareholder approval of equity award plans and issuances of equity securities in excess of certain amounts when at less than market or book value.  There is no such mandatory requirements under BVI law.  We do not plan to get shareholder approval for future increases in the 2005 Plan or any other equity award plan approved by the directors in the future or for issuances of equity securities that exceed 20% of the outstanding shares of the company if they are sold at less than market or book value.

D. Employees .

We had 945, 938 and 874 employees as of December 31, 2007, 2008 and 2009, respectively. We plan to hire additional employees as we expand. Substantially all of our employees are located in China. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2009:

Areas of Operations	Number of Employees	Percentage of Total
Research and Development	136	15.56%
Sales and Marketing	281	32.15%
Production	251	28.72%
Quality Control	58	6.64%
Others	148	16.93%
Total	874	100.00%

From time to time, we also employ part-time employees, including independent contractors to support our research and development and production activities, and other temporary employees. During the fiscal year ended September 30, 2009, we had an aggregate of 54 temporary employees.

We offer our employees additional annual merit-based bonuses based on the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts equal to 28%, 12%,24%, 1.2%, 0.8% and 0.8% , of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E. Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2009, by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned ( * )
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han Chairman of the Board (1) (2)	3,435,400	14.4%
Liang Yuan Chief Executive Officer, Director (1) (3)	3,336,400	14.2%
Yasheng Yang Vice Chairman of the Board and Director (1) (4)	1,946,550	8.3%
Michael W. Trimble Director (6)	9,332	0.04%
Bailing Zhang Director (7)	12,850	0.05%
Remo Richli Director (9)	19,750	0.08%
Principal Shareholders:
Heartland Associates	3,838,787	16.33%
Claymore Advisors	813,075	3.46%
Royce and Associates	430,488	1.83%

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

(2)
The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares. Includes 34,500 shares that may be acquired under exercisable stock options.

(3)
The shares reported in the above table are held by Mr. Yuan through a personal holding company, Bonasmart Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Mr. Yuan will have voting and dispositive authority over all the shares.  Includes 13,800 shares that may be acquired under exercisable stock options.

(4)
The shares reported in the above table are held by Mr. Yang through a personal holding company, Leekdon Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Mr. Yang will have voting and dispositive authority over all the shares.  Includes 27,600 shares that may be acquired under exercisable stock options.

(5)	The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131. Represents 27,850 shares that may be acquired under exercisable stock options.

(6)	Represents 12,850 shares that may be acquired under exercisable stock options.

(7)	Represents 12,850 shares that may be acquired under exercisable stock options.

(8)	The business address of Mr. Richli is Centralbahnstr. 7, CH-4002, Basel, Switzerland. Represents 19,750 shares that may be acquired under exercisable stock options.

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

Technical Service Agreements

As part of the reorganization of our PRC Operating Companies, all of the intellectual property rights of Beijing Origin, Changchun Origin and Henan Origin have been and will continue to be transferred to Origin Biotechnology pursuant to technology service agreements dated December 25, 2004. The purpose of this was to permit the better management and licensing of the intellectual property that the three assignors have developed. Under the technology service agreements, Origin Biotechnology will provide technical research and production and distribution services for the seeds produced by the group. These services will include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The initial term is for three years, but the agreements are automatically renewed unless both parties agree to a termination. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds. Generally, the fees will be as follows: RMB1.2 Yuan per kilogram of corn sold by the party receiving the technical services; RMB6 Yuan per kilogram of rice sold by the party receiving the technical service and RMB12 Yuan per kilogram of cotton sold by the party receiving the technical services. The fees are to be confirmed and paid at the end of each growing season and only charged fees on the sales related to the seed rights owned by Origin Biotechnology.

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

New Corn Seed Liyu 35 Joint Development Agreement

Beijing Origin entered into three Joint Development agreements with Liyu on March 30, 2006 to jointly develop a new hybrid corn seed, Liyu 35. The proprietary right to the seed developed under this agreement belongs to Liyu but Beijing Origin has exclusive production and marketing rights to this variety of seed. The agreement has no fixed term or termination date, but the agreement automatically terminates if the seeds produced by Beijing Origin are less than 3 million kilograms for three consecutive years, subject to limited exceptions. The fees payable by Beijing Origin represent a percentage of revenues from the sale of the varieties and plus a flat fee.

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

Legal Proceedings

All legal proceedings have been settled, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and listing details.

Our ordinary shares traded on the OTC BB under the symbol CAQC as the common stock of our predecessor, Chardan until November 8, 2005, when Chardan merged with Origin for the purpose of redomestication out of the United States, as described above under “History and development of the company” of Item 4 A. On November 8, 2005, Origin’s ordinary shares were approved to be listed on the then Nasdaq National Market under the ticker symbol of SEED. On June 26, 2007, Origin’s ordinary shares were approved for listing on the NASDAQ Global Select Market, where they continue to trade under the SEED ticker symbol.

The following table provides the historical high and low trading prices for Origin’s ordinary shares for the periods indicated below.

	The OTCBB Price per Common Stock		The OTCBB Price per Warrant		The OTCBB Price per Unit		Nasdaq (2) Price per Share
	High	Low	High	Low	High	Low	High	Low
Annual Market Prices
Year 2005 (from November 8, 2005)	N/A	N/A	N/A	N/A	N/A	N/A	13.80	8.75
Transition period from January 1, 2006 through September 30, 2006)(1)	N/A	N/A	N/A	N/A	N/A	N/A	18.35	9.31
Year 2007 (until September 30, 2007)	N/A	N/A	N/A	N/A	N/A	N/A	15.12	6.54
Year 2008 (until September 30 2008)	N/A	N/A	N/A	N/A	N/A	N/A	14.99	4.32
Year 2009 (until September 30 2009)	N/A	N/A	N/A	N/A	N/A	N/A	6.46	1.70

Quarterly Market Prices
First Quarter 2006	N/A	N/A	N/A	N/A	N/A	N/A	18.35	11.48
Second Quarter 2006	N/A	N/A	N/A	N/A	N/A	N/A	17.74	12.18
Third Quarter 2006	N/A	N/A	N/A	N/A	N/A	N/A	14.54	9.31
First Quarter 2007 ended December 31, 2006	N/A	N/A	N/A	N/A	N/A	N/A	15.12	10.15

Second Quarter 2007 ended March 31, 2007	N/A	N/A	N/A	N/A	N/A	N/A	11.88	7.13
Third Quarter 2007 ended June 30, 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.25	7.55
Fourth Quarter 2007 ended September 30, 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.95	6.54
First Quarter 2008 ended December 31, 2007	N/A	N/A	N/A	N/A	N/A	N/A	14.99	5.23
Second Quarter 2008 ended March 31, 2008	N/A	N/A	N/A	N/A	N/A	N/A	12.09	4.50
Third Quarter 2008ended June 30, 2008	N/A	N/A	N/A	N/A	N/A	N/A	7.65	5.10
Fourth Quarter 2008 ended September 30, 2008	N/A	N/A	N/A	N/A	N/A	N/A	6.17	4.32
First Quarter 2009 ended December 31, 2008	N/A	N/A	N/A	N/A	N/A	N/A	5.39	1.76
Second Quarter 2009 ended March 31, 2009	N/A	N/A	N/A	N/A	N/A	N/A	3.52	1.70
Third Quarter 2009ended June 30, 2009	N/A	N/A	N/A	N/A	N/A	N/A	6.31	2.50
Fourth Quarter 2009 ended September 30, 2009	N/A	N/A	N/A	N/A	N/A	N/A	6.46	3.75
First Quarter 2010ended December 31, 2009	N/A	N/A	N/A	N/A	N/A	N/A

Monthly Market Prices
January 2007	N/A	N/A	N/A	N/A	N/A	N/A	11.88	8.61
February 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.24	7.25
March 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.47	7.13
April 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.25	8.55
May 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.09	7.55
June 2007	N/A	N/A	N/A	N/A	N/A	N/A	8.65	7.74
July 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.95	8.05
August 2007	N/A	N/A	N/A	N/A	N/A	N/A	9.04	7.75
September 2007	N/A	N/A	N/A	N/A	N/A	N/A	8.34	6.54
October 2007	N/A	N/A	N/A	N/A	N/A	N/A	14.99	7.25
November 2007	N/A	N/A	N/A	N/A	N/A	N/A	8.95	5.23
December 2007	N/A	N/A	N/A	N/A	N/A	N/A	7.95	5.49
January 2008	N/A	N/A	N/A	N/A	N/A	N/A	12.09	6.24
February 2008	N/A	N/A	N/A	N/A	N/A	N/A	10.35	6.41
March 2008	N/A	N/A	N/A	N/A	N/A	N/A	7.07	4.50
April 2008	N/A	N/A	N/A	N/A	N/A	N/A	7.62	5.10
May 2008	N/A	N/A	N/A	N/A	N/A	N/A	7.65	6.13
June 2008	N/A	N/A	N/A	N/A	N/A	N/A	7.34	5.70
July 2008	N/A	N/A	N/A	N/A	N/A	N/A	6.17	4.32
August 2008	N/A	N/A	N/A	N/A	N/A	N/A	6.13	4.36
September 2008	N/A	N/A	N/A	N/A	N/A	N/A	5.67	4.52

October 2008	N/A	N/A	N/A	N/A	N/A	N/A	5.39	1.76
November 2008	N/A	N/A	N/A	N/A	N/A	N/A	3.50	2.00
December 2008	N/A	N/A	N/A	N/A	N/A	N/A	2.60	1.82
January 2009	N/A	N/A	N/A	N/A	N/A	N/A	2.50	1.90
February 2009	N/A	N/A	N/A	N/A	N/A	N/A	2.55	1.80
March 2009	N/A	N/A	N/A	N/A	N/A	N/A	3.52	1.70
April 2009	N/A	N/A	N/A	N/A	N/A	N/A	3.77	2.50
May 2009	N/A	N/A	N/A	N/A	N/A	N/A	5.99	3.26
June 2009	N/A	N/A	N/A	N/A	N/A	N/A	6.31	3.74
July 2009	N/A	N/A	N/A	N/A	N/A	N/A	5.11	3.75
August 2009	N/A	N/A	N/A	N/A	N/A	N/A	5.25	4.12
September 2009	N/A	N/A	N/A	N/A	N/A	N/A	6.46	4.05
October 2009	N/A	N/A	N/A	N/A	N/A	N/A	5.59	4.46
November 2009	N/A	N/A	N/A	N/A	N/A	N/A	13.53	4.43
December 2009	N/A	N/A	N/A	N/A	N/A	N/A

As of December ___, 2009, our stock price closed at $__ on the Nasdaq Global Select Market.

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

We believe that we were not a PFIC for the taxable year 2009. However, there can be no assurance that we will not be a PFIC for the taxable year 2009 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2009 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

We have recorded RMB841,000 (US$123,000) of foreign exchange losses in our net income for the twelve months ended September 30, 2009, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are fixed, as well as re-evaluate its decades-old policy of using a fixed-rate regime to govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.3%,  4.6%, 5.9%, and -0.8% in year ended 2006 and fiscal year ended 2007, the fiscal year ended September 30, 2008 and the year ended September 30, 2009, respectively. Sustained or increased inflation in China may have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

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

ITEM 15. CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures: As of September 30, 2009 (the “Evaluation Date”), the Company conducted and evaluation (under the supervision and participation of the Company’s management including the Chief Executive Officer and the Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company's disclosure controls and procedures.  We have determined those controls are effective as of September 30, 2009.

In preparing our consolidated financial statements for September 30, 2009, no material weakness in our internal control over financial reporting was identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weakness identified in fiscal year 2008 was related to the retention of proper documentation for the revenue, purchase, and inventory transaction cycles to support the completeness accuracy of respective financial information for one of our subsidiaries, Jilin Changrong Hi-Tech Seed Company Limited. Beginning in 2008, we had begun to take steps to remediate the issue related to Jilin Changrong subsidiary by seeking to hire persons with expertise in this area of accounting procedure, we have been able to locate and hire such persons during the 2009 fiscal year in addition to train any other individuals in time to remediate the issue fully in the current year. We believe that the proper measures have been taken and we have ensured the complete accuracy of the financial statements.

(b) Report of Origin’s Management on Internal Control over Financial Reporting: Origin’s Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting as of September 30, 2009. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2009. In making this assessment, it used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In preparing our consolidated financial statements for September 30, 2009, no material weaknesses in our internal control over financial reporting was identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weakness identified in fiscal year 2008 was primarily related to the retention of proper documentation for the revenue, purchase, and inventory transaction cycles to support the completeness accuracy of respective financial information for one of our subsidiaries, Jilin Changrong Hi-Tech Seed Company Limited,. which we had begun to take steps to remediate the issue related to Jilin Changrong subsidiary by seeking to hire persons with expertise in this area of accounting procedure in 2008.  We have been able to locate and hire or train such persons during the 2009 fiscal year to ascertain the retention of proper documentation for the revenue, purchase, and inventory transaction cycles to support the completeness accuracy of respective financial information in time to remediate the issue fully in the current year.  We believe that the proper measures have been taken and we have ensured the complete accuracy of the financial statements.

Based upon this evaluation, the management concluded that the Company’s internal control over financial reporting were effective.

BDO Limited, our independent registered public accounting firm, has issued an attestation report which is included in Item 18 of this Annual Report on Form 20-F.

(c)  Attestation report of the registered public accounting firm.  Included in this report on Form 20-F is the attestation report of BDO Limited Limited.

(d) Changes in internal control over financial reporting: Other than the remediation of the material weakness identified in 2008 in respect of the retention requirements, there were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)   Audit Fees.

The aggregate fees billed for the fiscal year ended September 30, 2008 and 2009 for professional services rendered by BDO Limited for the audit of internal control system and the financial statements of the fiscal year ended September 30, 2008 and 2009 of Origin Agritech Limited were $0.7 million and $0.5 million respectively.

(b)   Audit - Related Fees

The aggregate fees billed for the year ended September 30, 2008 and 2009 for professional services rendered by BDO Limited for the performance of agree-upon procedures for the quarterly financial statements during the year ended September 30, 2008 and 2009 were $0.105 million and $0.08 million respectively.

(c) Tax Fees

We did not enter into any engagement during the fiscal years ended September 30, 2008 or 2009 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d) All Other Fees

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal years ended September 30, 2008 and 2009.

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

4.45	Second Repurchase Agreement Dated January 19, 2009, between Origin Agritech Ltd. And Citadel Equity Fund Ltd. (Incorporated by reference from Form 6-K filed February 12, 2009, Exhibit 99.2)

8.1	Updated List of subsidiaries

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007)

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007)

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.2	Consent of BDO Limited to incorporation of its report on the Registrant's consolidated financial statements into Registrant's Registration Statements on Form S-8

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: January 14, 2010	ORIGIN AGRITECH LIMITED

/s/ Liang Yuan
	Name:	Liang Yuan
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

Reports of Independent Registered Public Accounting Firms Consolidated Financial Statements

For the year ended September 30, 2007, 2008 and 2009.

ORIGIN AGRITECH LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ORIGIN AGRITECH LIMITED

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities (the "Company") as of September 30, 2008 and 2009 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years ended September 30, 2007, 2008 and 2009, all expressed in Renminbi. We have also audited the Company’s internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2008 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on the COSO criteria.

BDO Limited
Hong Kong,  January 14, 2010

CONSOLIDATED BALANCE SHEETS
(In thousands, except number of share and per share data)

	September 30,
	2008	2009	2009
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	102,263	121,255	17,756
Restricted bank deposits (note 13)	-	500	73
Accounts receivable, less allowance for doubtful amounts of RMB842 as of September 30, 2008 and 2009	4,686	5,692	834
Due from related parties (note 4)	10,542	7,004	1,026
Advances to suppliers (note 5)	1,937	1,937	284
Advances to growers	45,488	24,681	3,614
Inventories (note 6)	387,734	341,770	50,047
Income tax recoverable (note 19)	1,697	1,725	253
Prepaid expenses and other current assets (note 7)	11,195	8,725	1,277

Total current assets	565,542	513,289	75,164
Land use rights, net (note 8)	21,055	20,496	3,001
Plant and equipment, net (note 9)	146,372	152,962	22,399
Equity investments (note 10)	65,384	65,453	9,585
Goodwill (note 1)	16,665	16,665	2,440
Acquired intangible assets, net (note 11)	32,305	36,648	5,367
Deferred income tax assets (note 19)	26,192	15,040	2,202
Other assets (note 12)	20,781	3,991	584

Total assets	894,296	824,544	120,742

Liabilities, minority interests and shareholders’ equity
Current liabilities:
Short-term borrowings (note 13)	163,940	80,290	11,757
Accounts payable	7,924	13,938	2,041
Note payable (note 14)	-	117,896	17,264
Due to growers	14,033	9,619	1,409
Due to related parties (note 4)	15,671	15,699	2,299
Advances from customers	138,804	219,963	32,210
Deferred revenues	34,848	18,280	2,677
Income tax payable	39,059	39,661	5,808
Other payables and accrued expenses (note 15)	73,297	31,476	4,609

Total current liabilities	487,576	546,822	80,074
Long-term borrowings (note 13)	940	-	-
Convertible notes, net of discount of RMB79,935 as of September 30, 2008 (note 14)	65,294	-	-
Embedded derivatives-redemption feature (note 14)	33,580	-	-
Other long-term liabilities (note 16)	3,658	-	-

Total liabilities	591,048	546,822	80,074
Minority interests	39,224	51,389	7,525
Commitments and contingencies (note 23)
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,013,692 shares issued and outstanding as of September 30, 2008 and 2009)	-	-	-
Additional paid-in capital	388,860	391,620	57,347
Retained earnings (deficit)	(84,690)	(125,507)	(18,379)
Treasury stock at cost (498,851 shares) (note 18)	(29,377)	(29,377)	(4,302)
Accumulated other comprehensive loss	(10,769)	(10,403)	(1,523)

Total shareholders’ equity	264,024	226,333	33,143

Total liabilities, minority interests and shareholders’ equity	894,296	824,544	120,742

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except number of share and per share data)

	Year ended September 30,
	2007		2008		2009		2009
	RMB		RMB		RMB		US$

Revenues		489,379		513,490		592,492		86,761
Cost of revenues		(462,852)		(404,795)		(392,842)		(57,526)

Gross profit		26,527		108,695		199,650		29,235

Operating expenses:
Selling and marketing		(57,994)		(53,203)		(55,648)		(8,149)
General and administrative		(92,246)		(73,355)		(64,833)		(9,495)
Research and development		(28,441)		(24,513)		(33,473)		(4,902)

Total operating expenses		(178,681)		(151,071)		(153,954)		(22,546)

Income (loss) from operations		(152,154)		(42,376)		45,696		6,689
Interest expense		(21,697)		(36,939)		(16,784)		(2,458)
Share of earnings (loss) in equity investee companies		(669)		7,702		4,669		684
Interest income		10,942		5,199		2,036		298
Loss on repurchase of convertible notes (note 14)		-		-		(51,101)		(7,483)
Other income		1,312		628		1,991		291
Changes in the fair value of embedded derivatives		12,601		20,229		3,300		483

Income (loss) before income taxes and minority interests		(149,665)		(45,557)		(10,193)		(1,496)
Income tax expense (note 19)
Current		(8,737)		(9,369)		(580)		(85)
Deferred		8,786		13,364		(11,152)		(1,633)

Income tax expense		49		3,995		(11,732)		(1,718)

Income (loss) before minority interests		(149,616)		(41,562)		(21, 925)		(3,214)
Minority interests		(13,584)		(1,724)		(18,892)		(2,766)

Net income (loss)		(163,200)		(43,286)		(40,817)		(5,980)

Net income (loss) per share – basic (note 20)	RMB	(7.01)	RMB	(1.88)	RMB	(1.77)	USD	(0.26)

Net income (loss) per share – diluted (note 20)	RMB	(7.01)	RMB	(1.88)	RMB	(1.77)	USD	(0.26)

Shares used in calculating basic net income (loss) per share		23,268,062		22,987,270		23,013,692		23,013,692

Shares used in calculating diluted net income (loss) per share		23,268,062		22,987,270		23,013,692		23,013,692

Cash dividend per share		-		-		-		-

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In thousands, except number of share and per share data)

	Common stock		Additional Paid-in	Retained Earnings (Deficit)	Accumulated Other Comprehensive	Treasury	Total Shareholders’	Comprehensive
	Shares	Amount	Capital	(Note 22)	Loss	Stock	Equity	Income (Loss)

Balance as of October 1, 2007	23,472,910	-	340,810	121,796	(4,040)	-	458,566

Net loss	-	-	-	(163,200)	-	-	(163,200)	(163,200)
Issuance of convertible notes (note 14)	-	-	31,230	-	-	-	31,230	-
Share-based compensation expense	-	-	5,284	-	-	-	5,284	-
Cumulative translation adjustment	-	-	-	-	(5,586)	-	(5,586)	(5,586)
Treasury stock (note 18)	(498,851)	-	-	-	-	(29,377)	(29,377)	-

Balance as of September 30, 2007	22,974,059	-	377,324	(41,404)	(9,626)	(29,377)	296,917
For the year ended September 30, 2007								(168,786)

Net loss	-	-	-	(43,286)	-	-	(43,286)	(43,286)
Issuance of common shares upon exercise of share options	39,633	-	1,432	-	-	-	1,432	-
Share-based compensation expense	-	-	10,104	-	-	-	10,104	-
Cumulative translation adjustment	-	-	-	-	(1,143)	-	(1,143)	(1,143)

Balance as of September 30, 2008	23,013,692	-	388,860	(84,690)	(10,769)	(29,377)	264,024
For the year ended September 30, 2008								(44,429)

Net loss	-	-	-	(40,817)	-	-	(40,817)	(40,817)

Share-based compensation expense	-	-	2,760	-	-	-	2,760	-
Cumulative translation adjustment	-	-	-	-	366	-	366	366

Balance as of September 30, 2009	23,013,692	-	391,620	(125,507)	10,403	(29,377)	226,333
For the year ended September 30, 2009								(40,451)

In US$		-	57,347	(18,379)	(1,523)	(4,302)	33,143	(5,980)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended September 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Operating activities:
Net loss	(163,200)	(43,286)	(40,817)	(5,980)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	22,032	22,298	21,266	3,114
Loss on disposal of plant and equipment	851	823	457	67
Gain on disposal of acquired intangible assets	(104)	-	-	-
Gain on disposal of debt securities	(3,339)	(3,845)	-	-
Change in the fair value of embedded derivatives	(12,601)	(20,229)	(3,300)	(483)
Impairment on receivables	2,464	(1,051)	26	4
Inventory write down	77,244	18,005	7,395	1,083
Impairment on intangible assets	2,325	1,962	-	-
Loss on repurchase of convertible note	-	-	51,101	7,483
Interest expense and amortization of discount on convertible notes	4,127	18,824	3,799	557
Write-off of acquired research and development expenses	2,196	-	-	-
Deferred income tax assets	(8,786)	(13,364)	11,152	1,633
Minority interests	13,584	1,724	18,892	2,766
Share-based compensation expense	5,284	10,104	2,760	404
Share of earnings in equity investee companies	669	(7,702)	(4,669)	(684)
Changes in operating assets and liabilities:
Accounts receivable, net	8,323	(902)	(1,006)	(147)
Due from related parties	(516)	3,251	3,538	518
Advances to growers	28,354	(21,036)	20,807	3,047
Advances to suppliers	2,530	(908)	-	-
Inventories	(57,477)	43,468	38,569	5,648
Income tax recoverable	426	63	(28)	(4)
Prepaid expenses and other current assets	7,510	(1,803)	2,444	358
Other assets	75	(295)	10,182	1,491
Accounts payable	(31,238)	(6,441)	6,014	881
Due to growers	(20,983)	(3,778)	(4,414)	(646)
Due to related parties	(6,102)	11,438	16,856	2,468
Advances from customers	(44,182)	56,617	81,159	11,884
Deferred revenues	(863)	11,610	(16,568)	(2,426)
Income tax payable	-	-	602	88
Other long-term liabilities	2,458	200	(3,658)	(536)
Other payables and accrued expenses	(303)	(18,549)	(13,676)	(2,003)

Net cash provided by (used in) operating activities	(169,242)	57,198	208,883	30,588

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Year ended September 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Investing activities:
Dividends received	1,200	1,200	4,600	674
Purchase of plant and equipment	(36,526)	(19,662)	(18,804)	(2,754)
Purchase of debt securities	(286,270)	(215,907)	-	-
Loan to shareholders of a subsidiary	(825)	-	-	-
Repayment of loan from shareholders of a subsidiary	-	3,000	-	-
Proceeds from disposal of plant and equipment	8,002	2,019	1,395	204
Proceeds from disposal of acquired intangible assets	267	49	-	-
Proceeds from sale of debt securities	297,020	346,048	-	-
Purchase of land use rights	(5,458)	-	-	-
Acquisition of equity method investment	(30,330)	-	-	-
Deposits for purchase of acquired technology and land use rights	-	(6,732)	(2,650)	(388)
Deposits for purchase of plant and equipment	(122)	(448)	(332)	(49)
Business acquisition, net of cash acquired	(31,872)	-	-	-
Purchase of intangible assets	(6,034)	(1,937)	(100)	(15)
Net cash provided by/(used in) investing activities	(90,948)	107,630	(15,891)	(2,328)

Financing activities:
Restricted bank deposits	-	-	(500)	(73)
Proceeds from short-term borrowings	361,400	283,000	134,850	19,747
Repayment of short-term borrowings	(346,000)	(388,400)	(219,440)	(32,134)
Repayment of third party loans	(6,256)	(1,208)	(4,560)	(668)
Repurchase of convertible notes	-	(106,849)	(68,290)	(10,000)
Proceeds from issuance of convertible bonds	302,384	-	-	-
Dividends paid to minority interest	-	-	(17,993)	(2,635)
Advance from a shareholder	1,623	-	-	-
Exercise of staff options	-	1,432	-	-
Repurchase of treasury stock	(29,377)	-	-	-
Net cash provided by (used in) financing activities	283,774	(212,025)	(175,933)	(25,763)

Net increase (decrease) in cash and cash equivalents	23,584	(47,197)	17,059	2,494
Cash and cash equivalents, beginning of year	140,953	162,314	102,263	14,975
Effect of exchange rate changes on cash and cash equivalents	(2,223)	(12,854)	1,933	287
Cash and cash equivalents, end of year	162,314	102,263	121,255	17,756

Supplemental disclosure of cash flow information:
Income taxes paid	8,311	9,306	6	1

Interest paid	18,280	18,566	11,574	1,695

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Origin Agritech Limited (“Agritech”), incorporated under the laws of the British Virgin Islands, and its subsidiaries and variable interest entities (together, the “Company”) are engaged in hybrid crop seed development, production and distribution. As of September 30, 2009, details of the Company’s subsidiaries and variable interest entities are as follows:

	Date of	Place of
	Incorporation	Incorporation	Percentage	Principal
Name	or establishment	or establishment	of ownership	Activity

Subsidiary:
State Harvest Holdings Limited (“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment holding

Beijing Origin State Harvest Biotechnology Limited (“BioTech”)	December 1, 2004	People’s Republic of China (“PRC”)	100%	Hybrid seed technology development

Variable interest entity:
Beijing Origin Seed Limited (note (i)) (“Beijing Origin”)	December 26, 1997	PRC	-	Hybrid crop seed development, production and distribution

Subsidiaries held by Beijing Origin:
Henan Origin Cotton Technology Development Limited (note (i)) (“Henan Cotton”)	March 2, 2001	PRC	92.04%	Hybrid crop seed development, production and distribution

Changchun Origin Seed Technology Development Limited (note (i)) (“Changchun Origin”)	April 29, 2003	PRC	99%	Hybrid crop seed development, production and distribution

Jilin Changrong Hi-Tech Seed Company Limited (“Changrong”)	January 24, 2006	PRC	43.95%	Hybrid crop seed development, production and distribution

Denong Zhengcheng Seed Limited (note (ii)) (“Denong”)	June 21, 2000	PRC	97.62%	Hybrid crop seed development, production and distribution

Linze Origin Seed Limited (note (i))	November 18, 2008	PRC	100%	Hybrid crop seed development, production and distribution

Note (i):
Beijing Origin Seed Limited, Henan Origin Cotton Technology Development Limited, Changchun Origin Seed Technology Development Limited and Linze Origin Seed Limited are collectively referred to as “Beijing Origin”.

Note (ii):	Previous two subsidiaries, Guizhou Denong Seed Limited and Hunan Denong Seed Limited, had been merged to Denong. As of September 30, 2009, Denong has no subsidiary.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

The Share Exchange Transaction

On December 20, 2004, Chardan China Acquisition Corp. (“Chardan”) entered into a Stock Purchase Agreement with State Harvest, and all the stockholders of State Harvest for Chardan’s acquisition of State Harvest. For the acquisition, Chardan formed its wholly owned subsidiary, Agritech. On November 8, 2005, the closing date of the acquisition (the “Closing Date”), Chardan merged with and into Agritech for the purpose of re-domestication out of the United States. The re-domestication merger was achieved by a one-for-one exchange of all the outstanding common shares of Chardan for common shares of Agritech and the assumption of all the rights and obligations of Chardan by Origin Agritech, including assumption of the outstanding warrants of Chardan. Immediately after the re-domestication merger, Agritech acquired all the common stock of State Harvest by the issuance of shares and payments of cash consideration to the then shareholders of State Harvest (“State Harvest Shareholders”) or their designee, making it a wholly owned subsidiary (the “Share Exchange Transaction”). State Harvest Shareholders and their designee were paid an aggregate of US$10,000 in cash, using the funds held in the trust account of Chardan, and was issued an aggregate of 10,000,000 shares of Agritech common stock for all the outstanding common stock of State Harvest. The Share Exchange Transaction was accounted for as a reverse acquisition in which State Harvest was deemed to be the accounting acquirer and Agritech the legal acquirer. The payments of the cash consideration are accounted for as a deemed distribution.

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

The management considered the after-tax profits have not been achieved for the twelve months ended June 30, 2007, 2008 and 2009.

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

Through the consignment agreements described above, State Harvest is deemed the sole beneficiary of Beijing Origin resulting in Beijing Origin being deemed a subsidiary of State Harvest under the requirements of Financial Interpretation 46 (Revised) “Consolidation of Variable Interest Entities” issued by the Financial Accounting Standards Board (“FASB”). The agreements described above provided for effective control of Beijing Origin to be transferred to State Harvest at December 25, 2004. Neither State Harvest nor BioTech had any operating activity prior to entering into the consignment agreements with Beijing Origin. In substance, State Harvest has substantially all the same shareholders of Beijing Origin. This transaction has been accounted for on a basis similar to reorganization between entities under common control. Accordingly, State Harvest’s consolidated financial statements are prepared by including the consolidated financial statements of Beijing Origin through December 24, 2004, and subsequently the Company’s consolidated financial statements include the financial statements of State Harvest, its majority owned subsidiary and Beijing Origin through the date of the Share Exchange Transaction. All the revenue of the Company has been generated from Beijing Origin and its subsidiaries, which also account for 97% and 99% of the total assets of the Company as at 30 September 2008 and 2009 respectively.

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

The subsequent acquisitions of Denong have facilitated the management of the Company to integrate the business of rice seeds into the Company and improve efficiencies at the key business units in the southwest region of the PRC.

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

Convenience translation into United States dollars

The consolidated financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2009 of RMB6.829 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

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

Goodwill

Goodwill is the excess of purchase price over the fair value of net assets acquired. The Company adopts Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”, which is codified as ASC 350.  ASC 350 requires the carrying value of goodwill to be evaluated for impairment on an annual basis, using a fair-value-based approach. No impairment of goodwill has been identified during any of the periods presented.

Acquired intangible assets, net

Acquired intangible assets primarily consist of purchased technology rights and distribution network and are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of these assets and recorded in operating expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Valuation of long-lived assets

The Company reviews the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset and intangible assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets and intangible assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Embedded derivatives

On July 25, 2007, the Company issued US$40,000 of guaranteed senior secured convertible notes (the “Notes”) which were originally due on July 25, 2012.  According to the Notes Purchase Agreement, the Company is required to redeem part of the principal of the Notes if the conversion price is below a certain threshold. Whenever the Company redeems the Note, the Company has to pay an interest which calculated at the annual interest rate of 16% on the redeemed principal amount (note 14).  Pursuant to SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and Emerging Issues Task Force (“EITF”) Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock”, which are codified as ASC 815, the Company bifurcates the redemption feature from the Notes as the redemption feature is determined to be not clearly and closely related to the host contract. The redemption feature is recorded at fair value, mark-to-market at each reporting period, and are carried a separate line of the accompanying balance sheet.

Revenue recognition

The Company derives its revenue primarily from the sale of various branded conventional seeds and branded seeds with biotechnology traits.

Revenue is recognized when pervasive evidence of an arrangement exists, products have been delivered, the price is fixed or determinable, collectability is reasonably assured and the right of return has expired. The Company generally determines the final selling price after a period the goods are delivered to the customers. Accordingly, the Company defers revenue recognition until the selling price has been finalized with the customers.

The estimated amounts of revenues billed in excess of revenues recognized are recorded as deferred revenues.

Government subsidies

A government subsidy is recognized only when there is reasonable assurance that the enterprise will comply with any conditions attached to the grant and the grant will be received.

The Company receives government subsidies in the form of funds for research and development activities and subsidies which reduce the cost of land use rights and the cost of plant and equipment.  No government subsidies have been recognized for the years ended September 30, 2007, 2008 and  the government subsidies recognized for the year ended September 30, 2009 are RMB3,658.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

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

Advertising costs

Advertising costs are expensed when incurred and included in selling and marketing expenses.  For the years ended September 30, 2007, 2008 and 2009, advertising costs were RMB4,941 RMB3,663 and RMB2,184, respectively.

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

For the years ended September 30, 2007, 2008 and 2009, shipping and handling cost included in selling and marketing expenses were RMB8,287, RMB8,209 and RMB10,737, respectively.

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

On October 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN48”), which is codified as ASC 740. The Company’s policy on classification of all interest and penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

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

Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income for the years presented has been disclosed within the consolidated statements of shareholders’ equity and comprehensive income separately.

Income per share

Basic income per share is computed by dividing net income by the weighted average number of common shares outstanding during the years or period. Diluted income per share gives effect to all dilutive potential common shares outstanding during the years. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Share-based compensation

The Company adopts “SFAS” No. 123 (revised 2004) (“SFAS No. 123(R)”), ‘‘Share-based Payment’’, which is codified as ASC 718.  ASC 718 requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Fair value measurement

On April 1, 2008, the Company adopted SFAS No.157, “Fair Value Measurements” (now known as ASC 820), (“ASC 820”) which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

ASC 820 establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recently issued accounting pronouncements

In December 2007, the FASB amended SFAS No. 141 (revised 2007), “Business Combinations.” SFAS No. 141R, which is codified as ASC 805. It establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first reporting period for fiscal years beginning on or after December 15, 2008. Earlier application of SFAS 141R is prohibited. SFAS No. 141R is effective for the Company’s fiscal year that begins on April 1, 2009. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R. The impact will depend on future acquisitions. It is not expected to have material impact on the Company’s consolidated financial position, results of operations and cash flows.

In December 2007, FASB issued SFAS No. 160 “Non-controlling Interest in Consolidated Financial Statements”, which is codified as ASC 810. ASC 810 amends Accounting Research Bulletin No.51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810 defines “a non-controlling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of ASC 810 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. ASC 810 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company is evaluating the impact, if any, of the adoption of ASC 810. It is not expected to have material impact on the Company’s consolidated financial position, results of operations and cash flows.

On March 8, 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”, which is codified as ASC 815.  This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company is currently evaluating the impact of ASC 815 on its financial position and results of operations following adoption.

 In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets”, which is codified as ASC 350.  ASC 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset.  ASC 350 is effective for fiscal years beginning after December 15, 2008.  The Company is currently evaluating the impact of ASC 350 on its financial position and results of operations following adoption.

In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, which is codified as ASC 805.  ASC 805 amends and clarifies FASB Statement No. 141 (revised 2007), “Business Combinations”, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  ASC 805 shall be effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the effect of ASC 805 on its financial position and results of operation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Recently issued accounting pronouncements - continued

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140 (SFAS No. 166”).  SFAS No. 166 has not yet been codified in the FASB Accounting Standards Codification.  SFAS No. 166 seeks to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  SFAS No. 166 is applicable for annual periods after November 15, 2009 and interim periods therein and thereafter. The Company is currently evaluating the effect of SFAS No. 166 on its financial position and results of operation.

In June 2009, the FASB issued SFAS No.167, “Amendments to FASB Interpretation No.46(R)”, which is codified as ASC 810.  ASC 810 requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a Variable Interest Entity (“VIE”).  Under ASC 810, an enterprise has a controlling financial interest when it has (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE.  ASC 810 also requires an enterprise to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has power to direct the activities of the VIE that most significantly impact the entity’s economic performance.  ASC 810 also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, requires enhanced disclosures and eliminates the scope exclusion for qualifying special-purpose entities.  ASC 810 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  Earlier application is prohibited.  ASC 810 is effective for the Company in the first quarter of fiscal 2011. The Company is currently evaluating the effect of ASC 810 on its financial position and results of operation.

3.	DEBT SECURITIES

The gross realized gains on the sale of debt securities, which consist of investments in US Government Agencies and Corporate bonds, were RMB54, RMB893 and nil for the years ended September 30, 2007, 2008 and 2009, respectively

4.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Amounts due from related parties as of September 30, 2008 and 2009 are as follows:

Name of related party	Relationship	September 30,
		2008	2009
		RMB	RMB

Jinong (note a)	(iii)	3,799	-
Holding company of Jinong (note b)	(vi)	2,084	2,084
Minority shareholders of Changrong		4,659	4,920

		10,542	7,004

Note (a):	The balance as of September 30, 2008 represented the temporary loan to Jinong, which was payable on demand with interest free.
Note (b):	The balance represents repayment to the holding company of Jinong for research and development activities to be carried out within one year.

(2)	Amounts due to related parties as of September 30, 2008 and 2009 are as follows:

Name of related party	Relationship	September 30,
		2008	2009
		RMB	RMB

Minority shareholders of Denong (note c)		569	113
Henan Agriculture University	(iv)	199	108
Yuan Liang	(i)	18	18
Company controlled by Han Gengchen		569	570
Company controlled by Yuan Liang		569	570
Company controlled by Yang Yasheng		332	332
Other shareholders of State Harvest	(ii)	150	150
Shenzhen Biocentury Transgene (China) Limited (“Biocentury”)	(iii)	6	6
Jinong	(iii)	6,733	13,832
Minority shareholders of Changrong		4,533	-
Shijiazhuang Liyu Technology Development Limited. (“Liyu”)	(iii)	1,993	-

		15,671	15,699

Note (c):	This is the amount temporarily funded by minority shareholders of Denong. The amount is payable on demand with interest free.

4.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(3)	Transactions with related parties for the years ended September 30, 2007, 2008 and 2009 are as follows:

(a)	Sales

Name of related party	Relationship	Year ended September 30,
		2007	2008	2009
		RMB	RMB	RMB

Biocentury	(iii)	1,992	448	-
Jinong	(iii)	398	409	-

		2,390	857	-

(b)	Purchases

Name of related party	Relationship	Year ended September 30,
		2007	2008	2009
		RMB	RMB	RMB

Biocentury	(iii)	20,271	19,256	116
Liyu	(iii)	3	-	-
Jilin Changji Seed Limited (“Changji”)	(iii)	2	-	-
Jinong	(iii)	-	1,609	-

		20,276	20,865	116

(c)	Technology usage fees

Name of related party	Relationship	Year ended September 30,
		2007	2008	2009
		RMB	RMB	RMB

Liyu	(iii)	5,776	9,573	5,752
Henan Agriculture University	(iv)	200	320	108
Minority shareholder of Denong		1,024	-	566
Biocentury	(iii)	975	300	300

		7,975	10,193	6,726

The above amounts relate to technology usage fees paid to certain related party research centers for the exclusive right to use certain seed technologies.

4.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(3)	Transactions with related parties for the years ended September 30, 2007, 2008 and 2009 are as follows – Continued:

(d)         Purchases of intangible assets

Name of related party	Relationship	Year ended September 30,
		2007	2008	2009
		RMB	RMB	RMB

Liyu	(iii)	1,000	-	-

(e)         Sales of plant and equipment

Name of related party	Relationship	Year ended September 30,
		2007	2008	2009
		RMB	RMB	RMB

Minority shareholders of Denong		-	-	8
Jinong	(iii)	-	-	640

		-	-	648

(f)         Purchases of plant and equipment

Name of related party	Relationship	Year ended September 30,
		2007	2008	2009
		RMB	RMB	RMB

Jinong	(iii)	790	-	-

(g)         Interest income

Name of related party	Relationship	Year ended September 30,
		2007	2008	2009
		RMB	RMB	RMB

Minority shareholders of Changrong		825	334	261

(h)         Rental expense paid for plant and equipment

Name of related party	Relationship	Year ended September 30,
		2007	2008	2009
		RMB	RMB	RMB

Jinong	(iii)	-	1,928	1,687

4.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(3)	Transactions with related parties for the years ended September 30, 2007, 2008 and 2009 are as follows – Continued:

(i)         Research & Development expenses

Name of related party	Relationship	Year ended September 30,
		2007	2008	2009
		RMB	RMB	RMB

Holding company of Jinong	(v)	5,000	5,000	5,000

(j)         Dividend received

Name of related party	Relationship	Year ended September 30,
		2007	2008	2009
		RMB	RMB	RMB
Biocentury	(iii)	-	-	3,400
Liyu	(iii)	1,200	1,200	1,200

		1,200	1,200	4,600

(k)         Dividend paid

Name of related party	Relationship	Year ended September 30,
		2007	2008	2009
		RMB	RMB	RMB

Jinong	(iii)	-	-	4,020

(4)	Relationship between the Company and related parties is as follows:

(i)	Being a principal shareholder and director of the Company.
(ii)	Being State Harvest Shareholders, other than Han Gengchen, Yuan Liang and Yang Yasheng.
(iii)	Being equity investees of the Company.
(iv)	Being a minority shareholder of Beijing Origin.
(v)	Being holding company of an equity investee of the Company

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:
	September 30,
	2008	2009
	RMB	RMB

Purchases of materials	777	949
Prepayments for advertisement	215	35
Others	945	953

	1,937	1,937

Advances to suppliers mainly represent deposits paid but related materials and services have not been provided to the Company.

6.	INVENTORIES

Inventories consist of the following:
	September 30,
	2008	2009
	RMB	RMB

Work in progress and supplies	168,964	203,833
Finished goods	218,770	137,937

	387,734	341,770

As of September 30, 2008 and 2009, goods already delivered to customers but still recorded in finished goods, were RMB22,500 and RMB17,313, respectively. As the Company does not recognize revenue until the selling prices of respective goods have been finalized with the customers, goods delivered to customers before the year ends will be transferred to cost of revenues when related revenue is recognized.

The Company made allowances of RMB30,818 and RMB28,859 against the cost of inventories as of September 30, 2008 and 2009 respectively based on the assessment of the lower of cost or the market.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	September 30,
	2008	2009
	RMB	RMB

Advances to staff for business use	7,133	5,512
Refundable deposit for a canceled project	841	741
Prepaid research and development expense	370	-
Other prepaid expenses	2,851	2,472

	11, 195	8,725

8.	LAND USE RIGHTS, NET

Land use rights, net consist of the following:
	September 30,
	2008	2009
	RMB	RMB

Land use rights	23,058	22,980
Accumulated amortization	(2,003)	(2,484)

Land use rights, net	21,055	20,496

Land use rights with net values of RMB12,125 and RMB11,715  have been pledged as collateral for bank loans of Beijing Origin and Henan Cotton as of September 30, 2008 and 2009, respectively.

Amortization expenses for the years ended September 30, 2007, 2008 and 2009 were RMB447, RMB498 and RMB499 respectively.

9.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:
	September 30,
	2008	2009
	RMB	RMB

Plant and building	119,392	125,310
Machinery and equipment	30,357	34,347
Furniture and office equipment	12,643	12,662
Motor vehicles	18,033	17,379
Leasehold improvements	1,299	1,299

Total	181,724	190,997
Accumulated depreciation	(41,635)	(47,073)
Construction in progress	6,283	9,038

Plant and equipment, net	146,372	152,962

Included in plant and building, with net values of RMB48,944 and RMB44,130 have been pledged for bank loans of Beijing Origin and Henan Cotton as of September 30, 2008 and 2009, respectively. The depreciation expenses for the years ended September 30, 2007, 2008 and 2009 were RMB11,427, RMB11,121, and RMB9,360 respectively.

Construction in progress refers to production facilities under construction by the Company.

10.	EQUITY INVESTMENTS

Equity investments consist of the following:
	September 30,
	2008	2009
	RMB	RMB

Equity method investment	65,384	65,453

10.	EQUITY INVESTMENTS - Continued

Liyu

In 2004, the Company purchased 30% equity interest in Liyu from one of its principal shareholders, Yang Yasheng, for RMB30. The Company accounts for its ownership in Liyu under the equity method. For the years ended September 30, 2007, 2008 and 2009, the Company recorded its pro-rata share of earnings in Liyu of RMB286, RMB1,757 and RMB297 respectively. The Company also received dividends of RMB1,200, RMB1,200 and RMB1,200 respectively from Liyu for each of the years ended September 30, 2007, 2008 and 2009. The dividend received was accounted for as a reduction in cost of investment.

Changrong

In 2006, the Company acquired a 34.77% equity interest in Changrong for RMB10,430. The Company recorded its pro-rata share of earnings (losses) in Changrong of RMB11,802 and RMB(3,764) for the nine months ended September 30, 2006 and for the period from October 1, 2006 to April 10, 2007, respectively. On April 11, 2007, Beijing Origin acquired further equity interest in Changrong and obtained controlling interest by receiving a majority board voting rights of 60%. Accordingly, the results of Changrong have been consolidated into the financial statements since that date (note 1).

Biocentury

On October 19, 2006, Origin acquired an additional 19% of the entity interest in Biocentury, a high-tech precursors in China’s transgenic plant industry. Together with the acquisition of 7% entity interest in 2004 and 8% in 2005, Origin owns 34% of Biocentury and accounts for the investment in Biocentury under the equity method. For the years ended September 30, 2007, 2008 and 2009, the Company recorded its pro-rata share of earnings in Biocentury of RMB4,919, RMB8,619 and RMB2,632, respectively. The Company also received dividends of RMB3,400 from Biocentury for the year ended September 30, 2009.

Jinong

On January 1, 2007, the holding company of Jinong transferred 23% of the equity interest of Jinong to the Beijing Origin for RMB21,880. The Company accounts for its investment in Jinong under the equity method.  For the years ended September 30, 2007, 2008 and 2009 the Company recorded its pro-rata share of earnings (losses) in Jinong of RMB(2,218), RMB(2,657) and RMB1,755, respectively.

Changji

On October 25, 2006, Changchun Origin acquired 35% of the equity interest in Changji for RMB1,750. The Company accounts for the investment in Changji under the equity method. For the years ended September 30, 2007, 2008 and 2009, the Company recorded its pro-rata share of earnings (losses) in Changji of RMB18, RMB(17) and RMB(15), respectively.

11.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	September 30,
	2008	2009
	RMB	RMB

Technology rights for licensed seeds	53,104	68,854
Distribution network	6,975	6,975
Trademark	1,764	1,764
Others	1,519	1,519

	63,362	79,112
Accumulated amortization	(26,743)	(38,150)
Impairment provision	(4,314)	(4,314)

Acquired intangible assets, net	32,305	36,648

Amortization expenses for the years ended September 30, 2007, 2008 and 2009 were RMB10,158, RMB10,678 and RMB11,407 respectively.

Impairment provision for the years ended September 30, 2007, 2008 and 2009 were RMB2,324, RMB1,962 and nil, respectively.  It related to seed rights for which no active market existed.

Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB

2010	10,589
2011	8,092
2012	4,481
2013	2,424
2014	1,273

Total	26,859

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights amortized over an average usage period of 5 years and charged to general and administrative expenses.

12.	OTHER ASSETS

Other assets consist of the following:
		September 30,
		2008	2009
		RMB	RMB

Prepaid lease		960	951
Deposits for purchase of acquired intangible assets	Note (i)	8,700	2,350
Deposits for purchase of plant and equipment		4,911	650
Deposits for acquisition of leased properties and land use rights		6,150	-
Others		60	40

		20,781	3,991

Note (i):	The Company entered into new technology transfer agreements with certain investors of new seed products and paid deposits.

13.	BORROWINGS
	September 30,
	2008	2009
	RMB	RMB

Short-term borrowings	163,940	80,290

Long-term borrowings	940	-

Short-term borrowings

As of September 30, 2009, short-terrn borrowing were comprised of secured bank loans of RMB67,350, and  unsecured bank loans of RMB12,940, of which RMB12,000 under Beijing Origin has been guaranteed by a subsidiary, BioTech. The secured loans were secured by the Company’s land use rights of RMB11, 715 (note 8), plant and equipment of RMB44,130 (note 9) and bank deposits of RMB500. The annual interest rate ranged from 2.4% to 6.66%.

As of September 30, 2008, short-term borrowings were comprised of secured bank loans of RMB 74,000, and unsecured bank loan of RMB89,940, of which RMB89,000 under Beijing Origin has been guaranteed by a principal shareholder and director, Han Gengchen and a subsidiary, BioTech. The secured loan was secured by the Company’s land use rights of RMB12,125 (note 8) and plant and equipment of RMB48,944 (note 9). The annual interest rate ranged from 2.4% to 7.47%.

Interest expense and weighted average interest rate for the years ended September 30, 2007, 2008 and 2009 were RMB21,697 and 6.24%, RMB11,932 and 7.28%, and RMB11,574 and 5.98% respectively.

Long-term borrowings

As of September 30, 2008, long-term borrowings were comprised of a third party’s loan of RMB940 repayable on October 25, 2009 and bear interest at 2.4% per annum. As of September 30, 2009,  there was no long-term borrowings.

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

On July 28, 2008, the Company and the Notes holder entered into a Notes Repurchase Agreement (1st NRA) to repurchase the principal amount of US$18,700 of the Notes for a total repurchase price of US$20,000 payable in cash. The Notes repurchase would be completed in two tranches, with the first tranche to repurchase US$14,000 in principal amount of the Notes for a repurchase price of US$15,000 payable on July 28, 2008 and the second tranche to repurchase US$4,700 in principal amount of the Notes for a repurchase price of US$5,000 payable by end of 2008.  As of September 30, 2008, the first tranche was paid and the outstanding principal of the Notes was US$26,000.  In connection with the 1st NRA, the Notes holder has agreed to waive past noncompliance by the Company through June 30, 2008 under certain financial covenants, and to amend a covenant, contained in the indenture for the Notes.  The Notes holder has not agreed to waive any future defaults under the Note indenture.

On January 19, 2009, the Company and the Notes holder entered into a Second Notes Repurchase Agreement (2nd NRA).  Pursuant to the 2nd NRA, the Company will repurchase from the Notes holder remaining principal amount of US$21,300 for a total repurchase price of US$22,264 payable in cash in two tranches. In the first tranche, the Company will repurchase US$4,700 in principal amount of the Notes for a repurchase price of US$5,000. In the second tranche, the Company will repurchase the remaining US$16,600 principal amount of the Notes for a repurchase price of US$104 for each principal amount of US$100 of such Notes on a date to be mutually agreed upon by the Company and the Notes holder but not later than December 31, 2009. The Notes holder will also not be entitled to any interest payable on the repurchased Notes in respect of any record date prior to the repurchase.  In connection with the 2nd NRA, the Notes holder has agreed to eliminate the existing conversion rights on the Notes.  The Notes holder has also agreed to eliminate certain financial covenants, and to amend other covenants, contained in the indenture for the Notes.  The Note holder has also agreed to waive all defaults or events of default or their consequences, if any, on the part of the Company for failure to duly observe and perform this covenant through December 31, 2008, provided that the waiver will terminate if the Company defaults on its obligations under the 1st NRA.   The Company has been in compliance with the covenants since the expiration of the waiver.

In compliance with the 1st NRA and 2nd NRA, the Company paid a total amount of US$10,000 to repurchase US$9,400 in principal amount of the Notes on February 19, 2009.

Pursuant to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and EITF Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock”, which are codified as ASC 815, the redemption feature mentioned above is treated as an embedded derivative and is separately presented as a non-current liability in the consolidated balance sheet.   The fair value of the redemption feature at July 25, 2007 (the issuance date of the Notes), September 30, 2007, July 28, 2008 (1st NRA), September 30, 2008 and January 19, 2009 were RMB99,858, RMB 86,937, RMB 55,808, RMB33,580 and RMB30,334, respectively.

As of September 30, 2009, the Company did not have any financial assets or financial liabilities that are measured at fair value on a recurring basis.

14.	CONVERTIBLE NOTES - Continued

The tables below provide a summary of the changes in fair value, including net transfers, of all financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended September 30, 2008 and 2009:

	Derivative Liabilities – Redemption Feature
	As of September 30,
	2008	2009

Balance, beginning of year	86,937	33,580
Total realized and unrealized (gains) or losses
Included in earnings	(20,229)	(3,300)
Included in other comprehensive income	-	-
Purchases, issuances, and (settlements)	(26,090)	(30,334)
Exchange difference recognized	(7,038)	54
Balance, end of year	33,580	-

Total amount of total gains or losses for the year included in earnings attributable to the change in unrealized gains or losses relating to liabilities still held at the reporting date	20,229	-

The fair values of the redemption feature were estimated by using binomial model based on following assumptions:

	As of July 25, 2007	As of September 30, 2007	As of July 28, 2008	As of September 30, 2008	As of January 19, 2009

Risk-free rate of return	4.78%	4.24%	3.12%	2.63%	1.28%
Time to expiration	5 years	4.82 years	3.49 years	3.82 years	3.57 years
Volatility rate	49.12%	49.12%	77.00%	76.00%	82.20%
Dividend yield	-	-	-	-	-

At the issuance date of the Notes, the value of the beneficial conversion features amounted to RMB31,230 was recorded under additional paid-in capital.

The discount associates with the issuance of the convertible notes amounted to RMB131,087 was amortized over the life of the convertible notes, using the effective interest method. Amortization of the Note discount for the years ended September 30, 2008 and 2009 were RMB18,824 and RMB3,350 respectively, which as reflected in the interest expenses.

The interest for the Notes for the years ended September 30, 2007, 2008 and 2009 were RMB557, RMB2,611 and RMB449, respectively.

14.	CONVERTIBLE NOTES - Continued

According to EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”, which is codified as ASC 470-50, the amendment made under 1st NRA is determined as a modification of debt.  As a result, the Company repurchased the principal amount of US$18,700 of the Notes at a premium of RMB29,516 (US$4,329).  This represents the repurchase price of US$20,000 in excess of carrying value of the Notes of RMB80,759 (US$11,845) plus the fair value of the redemption features of RMB26,090 (US$3,826) at July 28, 2008.  The premium was amortized using the effective interest method over the remaining term of the Notes.

According to ASC 470-50, the amendment made under 2nd  NRA is determined as an extinguishment of debt.  As a result, the Company repurchased the Notes at a loss of RMB51,101 (US$7,483).  This represents the repurchase price of US$22,263 in excess of its carrying value, which included the present value of the Notes, the discount associated with the issuance and the premium resulted from 1st NRA, of RMB70,600 (US$10,338) plus the fair value of the redemption features of RMB30,334 (US$4,442) at January 19, 2009.  The loss on extinguishment of debt was expensed to the consolidated statements of operations.

As at September 30, 2009, the outstanding balance of the Notes amounted to RMB117,896 (US$17,264) was classified  to Notes payable under current liabilities.

15.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

		September 30,
		2008	2009
		RMB	RMB

Payable for purchase of plant and equipment		353	437
Payable for purchase of land use rights		620	620
Payable for purchase of construction-in-progress		-	2,635
Professional fee payable		6,734	4,108
Salaries payable		6,192	7,725
Accrued staff bonus		1,757	1,757
Accrued interest		2,073	2,071
Accrued compensation expenses		550	296
Accrued other expenses		1,860	2,123
Other taxes payable		480	635
Deposits from growers		2,674	2,199
Due to former shareholders of Denong		7,386	-
Payable for labor union and education expenses		1,798	1,490
Loans from employees of Denong	Note (i)	310	310
Loans from employees of Beijing	Note (ii)	1,623	-
Loans from third parties	Note (iii)	3,600	3,600
Convertible notes and accrued interest – current portion (note 14)		34,092	-
Others		1,195	1,470

		73,297	31,476

Note (i):	RMB310 was borrowed from employees of Denong with interest of 12.5% per annum at the years ended September 30, 2008 and 2009.

Note (ii):	RMB1,632 was borrowed from employees of Beijing Origin with interest free, unsecured and have no fixed repayment terms at the year ended September 30, 2008.

Note (iii):	RMB3,600 was borrowed from third party companies with interest free, unsecured and have no fixed repayment terms at the years ended September 30, 2008 and 2009.

16.	OTHER LONG-TERM LIABILITIES

The Company received RMB1,000 from Beijing Financial Administration Bureau for a research project during the fiscal year of 2006.  In June 2007, the company received additional RMB1,000 from Beijing Financial Administration Bureau for the research project.  During the fiscal year of 2009, the project was completed and the amount was received was recorded as other income.

In November 2006, the Company received RMB1,458 for another research project from Ministry of Agriculture of the PRC.  During the fiscal year of 2008, the company received additional RMB200 from Ministry of Agriculture of the PRC for the research project. In the year of 2009, the project was completed and the amount received was recorded as other income.

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

On September 14, 2009, the compensation committee of the Board of Directors has approved both re-pricing of outstanding option grants for reduced awards from US$8.75 per share to US$4.00 per share or the substitution of restricted stock for outstanding grants under Tranche 1 that no longer offer the kind of incentive opportunity originally sought for valued employees. The revised terms of the stock options were accounted for as a modification in accordance with ASC 718.  For the purpose of determining the amount of any incremental share-based compensation cost that may have resulted from the modification of the exercise prices, the Company compared the fair value of modified awards and that of the original awards, both estimated at the date of the modification and determined that none of the modifications required the recognition of additional share-based payment expense. The weighted average fair value at the modification date of US$2.66 is estimated using the Black-Scholes Option Pricing Model. As of September 14, 2009, there are modified awards outstanding covering a total of 214,120 ordinary shares which included the restricted awards for 89,300 shares.

After the adjusted awards, all the option awards have an exercise price of $4.00 to $9.27 and expire 5 years from the date of grant and vest immediately or over a period of 1 to 5 years.

During the reporting period, no options have been exercised.

For the options outstanding at September 30, 2009, the weighted average remaining contractual lives are 1.72 years.

17.	SHARE OPTION PLAN - Continued

A summary of the share option activity under the Plan is as follows:

	Tranche 1#	Tranche 2	Tranche 3	Tranche 4

Grant date	November 8, 2005	October 22, 2007	March 28, 2008	June 16, 2008

Options outstanding as of October 1, 2008	929,000	-	-	-
Number of options granted	-	20,000	381,000	10,000
Options exercised	-	-	(39,633)	-
Options cancelled/forfeited/expired	(180,252)	-	(3,959)	-

Option outstanding as of September 30, 2008	748,748	20,000	337,408	10,000
Options cancelled/forfeited/expired	(36,749)	-	(22,241)	-
Options modified on September 14, 2009	(497,879)	-	-	-

Outstanding as of September 30, 2009	214,120	20,000	315,167	10,000

Options vested and exercisable
At September 30, 2008	576,693	7,667	248,806	7,500

At September 30, 2009	177,387	11,667	315,167	10,000

Weighted average fair value at the grant date (USD)	2.69	4.55	2.69	3.42

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche 1#	Tranche 2	Tranche 3*	Tranche 4

Exercise price (USD)	8.75	9.27	5.30	6.64
Average risk-free interest rate	4.47%	4.08%	2.51%	3.73%
Expected option life (year)	3.5	3.8	2.7	2.9
Volatility rate	30.79%	60.86%	78.17%	77.27%
Dividend yield	-	-	-	-

#           Tranche 1 had been modified on September 14, 2009. The exercise price modified to USD 4.00 and the fair value was USD 2.66 at the modified date.

*      Tranche 3 consists of different vesting structures.  The expected option life and fair value presented above are weighted average numbers.

The Company recorded share-based compensation expense of RMB5,284, RMB10,104 and RMB2,760 for the years ended September 30, 2007, 2008 and 2009 respectively.  As of September 30, 2008 and 2009, there were RMB3,868 and RMB1,127 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the Plan.  The unrecognized compensation expense is expected to be recognized over a weighted-average period of 0.84 year.

18.	TREASURY STOCK

During the year ended September 30, 2007, the Company repurchased 498,851 common stock of the Company with a total cost of RMB29,377 under the approval of the Board of Directors. The Company recorded the entire purchase price of the treasury stock as a reduction of equity.  The Company has made no additional purchases of common stock during the years ended September 30, 2008 and 2009.

19.	INCOME TAXES

Agritech and its subsidiary, State Harvest are incorporated in the British Virgin Islands and are not subject to taxation under the British Virgin Islands.  State Harvest’s subsidiary and State Harvest’s variable interest entity, Beijing Origin and its majority owned subsidiaries (together, the “PRC entities”) were incorporated in the PRC and governed by the PRC laws.

The applicable tax rate of the PRC Enterprise Income Tax (“EIT”) was changed from 33% to 25% on January 1, 2008, according to the Corporate Income Tax Law.  The preferential tax rate previously enjoyed by the PRC entities is gradually transitioned to the new standard rate of 25% over a five-year transitional period.  In addition, article 28 of the new tax law stated that the income tax rate of the “high technology” company (high-tech states) is remained at 15%.

Preferential tax treatment of Beijing Origin as “high technology” company (High-tech Status) has been agreed with the relevant tax authorities.  Beijing Origin is entitled to a preferential tax rate of 15% which is subject to annual review.   As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2007, 2008 and 2009 are 15%.

According to the document Beijing Guo Shui No. 9365987, BioTech is entitled to a preferential tax rate of 15% as “high technology” company, and is exempted from Foreign Enterprise Income Tax for 2007.  For the year 2008, BioTech no longer enjoyed “High-tech Status” and therefore is entitled to a tax rate of 25%.

19.	INCOME TAXES - Continued

According to the document Ji Ke Ban Zi (2008) No.125, Changrong is recognized as a “high technology” company, thus entitled to a preferential tax rate of 15%.

Had all the above tax holidays and concessions not been available, the tax charges would have been higher by RMB9,320, RMB8,194 and RMB3,450, and the basic net income (loss) per share would have been lower (higher) by RMB(0.40), RMB (0.36)  and RMB(0.15) for the years ended September 30, 2007, 2008 and 2009, respectively.

The diluted net income (loss) per share for the years ended September 30, 2007, 2008 and 2009 would have been lower (higher) by RMB(0.40), RMB(0.36)  and RMB(0.15), respectively.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statue of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2009, the management considered that the Company had no uncertain tax positions affected its consolidated financial position and results of operations or cash flow except for the contingent US tax liabilities mentioned under note 23. The Company will continue to evaluate for the uncertain position in future.  The estimated interest costs have been provided in the Company’s financial statements up to the year ended September 30, 2009. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

The provision for income taxes expenses consists of the following:

	Year ended September 30,
	2007	2008	2009
	RMB	RMB	RMB

Current	8,737	9,369	580
Deferred	(8,786)	(13,364)	11,152

	(49)	(3,995)	11,732

The principal components of the deferred income tax assets are as follows:

	September 30,
	2008	2009
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	42,517	38,269
Impairment on inventory	5,159	5,865
Others	8,087	3,975

Non-current deferred income tax assets	55,763	48,109
Valuation allowances	(29,571)	(33,069)

Net non-current deferred income tax assets	26,192	15,040

19.	INCOME TAXES - Continued

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2008 and 2009.

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

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years.  Tax losses of non-PRC entities can be carried forward indefinitely.  The expiration period of unused tax losses is as follows:

	Year ended September 30,
	2008	2009
	RMB	RMB
Calendar year ending,

2009	11,227	7,076
2010	1,225	-
2011	30,402	7,935
2012	59,494	58,674
2013	98,777	79,326
2014	-	18,516
Tax losses that can be carried forward indefinitely	-	-

	205,651	171,527

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended September 30,
	2007	2008	2009
	%	%	%

Statutory rate	33	25	25
Effect of preferential tax treatment	(15)	(6)	34
Effect of different tax jurisdiction	(2)	(16)	(157)
Permanent book-tax difference	1	16	25
Effect of changes of applicable tax rate	-	(9)	-
Change in valuation allowance	(14)	(2)	(80)
Under (over) provision in prior year	(3)	1	38

Effective income tax rate	-	9	(115)

20.	INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Year ended September 30,
	2007	2008	2009
	RMB	RMB	RMB

Net income (loss) (numerator), basic and diluted	(163,200)	(43,286)	(40,817)

Shares (denominator), basic:
Common stock outstanding	22,974,059	23,013,692	23,013,692
Weighted average common stock outstanding used in computing basic income per share	23,268,062	22,987,270	23,013,692

Shares (denominator), diluted:
Weighted average common stock outstanding used in computing diluted income per share	23,268,062	22,987,270	23,013,692

Net income per share-basic	RMB(7.01)	RMB(1.88)	RMB(1.77)

Net income per share-diluted	RMB(7.01)	RMB(1.88)	RMB(1.77)

As disclosed in note 1, the Share Exchange Transaction during 2005 provides for additional purchase price payments in the form of common stock, the issuance of which is contingent upon attainment of certain amounts of earnings and such issuance of common stock has been waived by the potential share owners. Accordingly, the above diluted income per share calculations have excluded these contingently issuable shares for 2007, 2008 and 2009. As disclosed in note 21, there are no Unit Purchase Options outstanding as of September 30, 2008 and 2009.

As of September 30, 2009, the effect of conversion and exercise of the Company’s outstanding options are not included as their effect is anti-dilutive.  The number of dilutive common stock that would be added to the weighted average common stock outstanding if their effect was not anti-dilutive is 1,500,000 (2008: 5,872,248, 2007: 2,347,209).

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

UPO were granted and recorded in connection with the initial public offering of Chardan in 2004 to the underwriters for nominal consideration. UPO may be exercised for cash or cashless basis at the holders’ option such that the holders may use the appreciated value of the UPO to exercise the option without the payment of cash. UPO are convertible into shares and Warrants at the discretion of the Company and the UPO holders. 328,784 UPO were converted into 309,325 shares and 7,332 Warrants before December 31, 2005 without any cash consideration. There is no UPO converted into shares and warrants since January 1, 2006.  All UPO were expired as of 30 September 2009.

As of September 30, 2008 and 2009, there were no UPO and warrants outstanding.

22.	EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB8,296, RMB7,900, and RMB9,454  for the years ended September 30, 2007, 2008 and 2009, respectively.

Pursuant to the laws applicable to the PRC, the PRC entities, other than BioTech, must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% and the statutory public welfare fund requires annual appropriations of 5% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends.  No appropriation has been made for the years ended September 30, 2007, 2008 and 2009.

23.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

As of September 30, 2009, capital commitments for the purchase of long-term assets are as follows:

RMB

Equipment	231
Plant and building construction	167
Technology use rights	1,700
Projects of gene modification	3,000

5,098

(b)	Operating lease
The Company acquired certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended September 30, 2007, 2008 and 2009 were RMB13,562, RMB8,939, and RMB6,029 respectively.

As of September 30, 2009, the Company was obligated under operating leases requiring minimum rental as follows:

RMB
Year ending September 30,

2010	1,292
2011	965
2012	491
2013	976
2014	490
Thereafter	8,416

12,630

(c)
On March 6, 2006, Changrong entered into a contract with the Corn Research Institution of Jilin Academy of Agricultural Science to pay RMB5,000 every year from 2006 to 2016 for research and development activities.

(d)	Contingent tax liabilities

The Company assesses the contingent tax liabilities that may arise from the Share Exchange Transaction and considers such contingent tax liabilities are more-likely-than-not. As of September 30, 2008 and 2009, contingent tax liabilities were estimated to be in the range RMB39,059 to RMB64,218. Consequently, RMB39,059 including late payment penalty and interest was included in the income tax payable in the accompanying consolidated balance sheet, which was charged to the equity because the assumption of such liabilities by the Company was part of the recapitalization in connection with the Share Exchange Transaction. The Company does not expect to incur tax liabilities at the higher end of the range, based on the information currently available.  The Company has begun a fresh review of its contingent tax position by requesting and receiving alternate legal counsel on this matter and this may include the filing of a revised tax return to the IRS.

24.	SUBSEQUENT EVENT

The Company evaluated all events or transactions that occurred after September 30, 2009 up through January 14, 2010, the date the Company issued these consolidated financial statements. Significant subsequent events are as follows:

On December 15, 2009 Beijing Origin has entered into agreements with a group of minority shareholders to acquire additional 10% interest in Changrong for RMB24,000 (US$3,510). Once completed, Beijing Origin will have 53.95% equity interest in Changrong. Changrong is located in and primarily serves the northeast region of China.

Pursuant to the 2nd NRA entered on January 19, 2009, the Company fully repaid the notes payable amounted to RMB117,896 (US$17,264) on December 30, 2009.

25.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value. All the financial instruments are for trade purposes.

When the convertible notes are issued, the fair value of the convertible bond is determined using a market interest rate; this amount is carried as liability on the amortized cost basis until expiration of the Notes.

26.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s main products include hybrid corn, rice and cotton seeds, which have been organized as one reporting segment since they have similar nature and production procedures, with similar economic characteristics. The Company’s chief operating decision maker, the Chief Executive Officer, receives and reviews the result of the operation for all products as a whole when making decisions about allocating resources and assessing performance of the Company. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, which is codified with ASC 280, the Company is not required to report the segment information for the products.

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