Form 20-F
period 2010-09-30
Origin Agritech LTD
filed 2011-01-27
CIK 1321851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2010

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,292,142 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

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

☐ Large accelerated filer              ☒ Accelerated filer               ☐ Non-accelerated filer

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

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this Annual Report only:

☐
“we,” “us,” “our company,” “our,” the “Company” and “Origin” refer to Origin Agritech Limited and, in the context of describing our operations, also include State Harvest Holdings Limited and the following, which are collectively described in this Annual Report as “our PRC Operating Companies”: Beijing Origin State Harvest Biotechnology Limited, or Origin Biotechnology and its subsidiary Shandong Kunfeng or Origin Kunfeng, Beijing Origin Seed Limited, or Beijing Origin, and its five subsidiaries, Changchun Origin Seed Technology Development Limited, or Changchun Origin, Henan Origin Cotton Technology Development Limited, or Henan Origin, Denong Zhengcheng Seed Limited, or Denong, Jilin Changrong High-tech Seed Limited, or Jilin Changrong and Linze Origin Seed Limited, or Linze Origin,;

☐
“last year,” “fiscal year 2010,” “the year ended September 30, 2010” and “the fiscal year ended September 30, 2010” refer to the twelve months ended September 30, 2010, which is the period covered by this Annual Report;

☐
all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.  The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate;

☐	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong, and Macau;

☐	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and

☐	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares.

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our company and industry. All statements other than statements of historical fact in this Annual Report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this Annual Report relate to, among others:

☐	our goals and strategies, including how we implement our goals and strategies;

☐	our expectations for our future business and product development, business prospects, results of business operations or any seed production operations, and current financial condition;

☐	expected changes in our margins and certain costs or expenditures, inclusive of changes in our product costs;

☐	our future pricing strategies or pricing policies;

☐	our ability to successfully anticipate market demand for crop seeds in our market and plan our volume and product mix;

☐	our plans for development of seed or technology internally, including our ability to successfully develop, produce, receive regulatory approval for and distribute proprietary seed products;

☐	our expectations regarding our need to produce seeds and other biotechnology under licenses from third parties, and production results of our contracted farming production base;

☐	the future development of agricultural biotechnology as a whole and the impact of genetically modified crop seeds in our industry;

☐
the scope and impact of the governing and regulatory policies and laws regarding genetically modified seed products in China, and our ability to apply for and receive necessary approvals and to develop, produce, market and distribute genetically modified crop seeds;

☐	compliance with government registration and regulation, including environmental regulations relating to our seed production and our chemical operations;

•	compliance with environmental regulatory standards relating to our chemical products;

☐	our plans to license or co-develop any seed product or technology;

☐	our plans regarding any future business combination or business acquisition;

☐	PRC and other international governmental policies and regulations relating to the crop seed industry;

☐	our plans to expand our business level or corporate level operations and product offerings;

☐	the likelihood of recurrence of accounting charges or impairments;

☐	expected changes in our sources of revenue and income base from our business operations or other sources;

☐	competition in the crop seed industry in China and other international markets;

☐	the future development of the crop seed industry in China and other international markets;

☐	our plans for current staffing requirements, research and development and regional business focus;

☐	our ability to successfully raise capital to accommodate growing company needs under acceptable terms or acceptable share price and at reasonable cost; and

☐	the adequacy of our facilities or seed production for our future operations.

We believe it is important to communicate our expectations to our shareholders. However, there may be certain events in the future that we are not able to predict with accuracy or over which we have no control. The risk factors and cautionary language discussed in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations in these forward-looking statements, including among other things:

☐	changing interpretations of generally accepted accounting principles and the adoption or use of international accounting standards in the future;

☐	outcomes of PRC and international government reviews, inquiries, investigations and related litigation;

☐	continued compliance with the government regulations of the PRC and other governments;

☐	legislative and regulatory environments, requirements or changes adversely affecting the businesses in which we and our PRC operating companies are engaged;

☐	fluctuations in the PRC or international customer demand;

☐	management of the growth of our business and introduction of genetically modified products and chemical products;

☐	timing of approval, production, and market acceptance of new products, inclusive of chemical products and genetically modified products;

☐	general economic conditions in the PRC and worldwide; and

☐	geopolitical events and regulatory changes.

The forward-looking statements in this Annual Report involve various risks, assumptions, and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot be certain that our expectations will materialize. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the risk factors included in this Annual Report.

This Annual Report also contains information relating to the crop seed market and agricultural chemical market in China. The market data includes projections based on a number of assumptions. The crop seed market and agricultural chemical may not grow at the rates we project, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our shares. In addition, the relatively new and rapidly changing nature of the genetically modified crop seed industry subjects any projections or estimates relating to the growth prospects or future condition of our markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ based on these assumptions.

The forward-looking statements made in this Annual Report relate only to events or information as of the date of the statements. Readers should read these statements in conjunction with the risk factors disclosed in this Annual Report.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The following selected consolidated financial information was derived from our fiscal year end consolidated financial statements. The following information should be read in conjunction with those statements and Item 5, “Operating and Financial Review and Prospects.” Our summary consolidated statements of operations and comprehensive income data for the years ended September 30, 2008, 2009 and 2010 and our summary consolidated balance sheet data as of September 30, 2009 and 2010, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report. The summary statement of operations and comprehensive income data the nine months ended September 30, 2006 and the years ended September 30, 2007 and the summary balance sheet data as of September 30, 2006, 2007 and 2008, set forth below are derived from our audited consolidated financial statements which are not included herein.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	For the nine months ended	For the year ended
(in thousands,	September 30	September 30,
except share data)	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	USD
Consolidated statement of income and comprehensive income data:
Net revenues	522,999	489,379	513,490	592,492	584,860	87,278
Cost of revenues	(362,982)	(462,852)	(404,795)	(392,842)	(353,587)	(52,766)
Gross profit	160,017	26,527	108,695	199,650	231,273	34,512
Selling and marketing	(49,651)	(57,994)	(53,203)	(55,648)	(52,227)	(7,794)
General and administrative	(40,933)	(92,246)	(73,355)	(64,833)	(78,708)	(11,745)
Research and development	(13,144)	(28,441)	(24,513)	(33,473)	(38,356)	(5,724)
Total operating expenses	(103,728)	(178,681)	(151,071)	(153,954)	(169,291)	(25,263)
Income (loss) from operations	56,289	(152,154)	(42,376)	45,696	61,982	9,249
Interest income	8,783	10,942	5,199	2,036	1,634	244
Interest expenses	(5,005)	(21,697)	(36,939)	(16,784)	(8,539)	(1,274)
Other income (expense)	2,893	1,312	628	(49,110)	2,340	349
Equity in earnings/ gain on disposal of associated company	12,828	(669)	(7,702)	4,669	18,253	2,724
Changes in the fair value of embedded derivatives	-	12,601	20,229	3,300	-	-
Income (loss) before income taxes	75,788	(149,665)	(45,557)	(10,193)	75,670	11,292

	For the nine months ended	For the year ended
(in thousands,	September 30	September 30,
except share data)	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	USD
Income benefit (tax)	(367)	(49)	3,995	(11,732)	(9,319)	(1,391)
Income (loss) before non-controlling interests	75,421	(149,616)	(41,562)	(21,925)	66,351	9,901
Non-controlling interests	910	(13,584)	(1,724)	(18,892)	(17,298)	(2,581)
Net income (loss)	76,331	(163,200)	(43,286)	(40,817)	49,053	7,320

Income (loss) attributable to ordinary shareholders	76,331	(163,200)	(43,286)	(40,817)	49,053	7,320
Net income (loss) per share:
Basic	3.25	(7.01)	(1.88)	(1.77)	2.12	0.32
Diluted	3.03	(7.01)	(1.88)	(1.77)	2.10	0.31
Shares used in computation:
Basic	23,472,910	23,268,062	22,987,270	23,013,692	23,189,464	23,189,464
Diluted	25,187,753	23,268,062	22,987,270	23,013,692	23,337,265	23,337,265

(in thousands)	September 30 2006	September 30 2007	September 30 2008	September 30 2009	September 30 2010
	RMB	RMB	RMB	RMB	RMB	USD
Consolidated balance sheet data:
Cash and cash equivalents	140,953	162,314	102,263	121,255	299,672	44,720
Current working capital (2)	208,809	294,976	77,966	(33,533)	67,650	10,096
Total assets	984,126	1,110,983	894,296	824,544	935,011	139,531
Deferred revenue	24,101	23,238	34,848	18,280	23,111	3,449
Total current liabilities	509,631	499,347	487,576	546,822	596,611	89,032
Total liabilities	512,511	765,291	591,048	546,822	606,037	90,439
Non-controlling interests	13,049	48,775	39,224	51,389	57,089	8,519
Total shareholders’ equity	458,566	296,917	264,024	226,333	271,885	40,573

(1) Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the year ended September 30, 2010 and has been made at the exchange rate quoted by the closing rate by the State Administration of Foreign Exchange in China on September 30, 2010 of RMB6.7011 to US$1.00.  Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

(2) Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York through December 31, 2008 and the State Administration of Foreign Exchange as of January 1, 2009 with respect to our historical financial statements relating to those time periods. As of December 31, 2008, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates.  The consolidated financial statements are presented in Renminbi as the reporting currency. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the closing rate by the State Administration of Foreign Exchange in China on September 30, 2010 of RMB6.7011 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate. Unless otherwise noted, for the nine months ended September 30, 2006 and the years ended September 30, 2007, 2008, 2009 and 2010, all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB7.904, RMB7.4928, RMB6.7899, RMB 6.829 and RMB6.7011 per US $1.00, respectively, which were the prevailing year or period end closing rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008.  Starting from January 1, 2009, the source of the rates is the State Administration of Foreign Exchange in China, as the Federal Reserve Bank of New York discontinued publication of foreign exchange rates.  At September 30, 2010 the closing exchange rate was RMB6.7011 for one U.S. dollar.

	Average (1)	High	Low	Period-end
	(RMB per $1.00)
2006	7.9723	8.0702	7.8041	7.9040
2007	7.6947	7.9168	7.4928	7.4928
2008	7.0578	7.5158	6.7800	6.7899
2009	6.8328	6.8527	6.8201	6.8262
2010	6.8120	6.8287	6.6936	6.7011
June	6.8165	6.8284	6.7890	6.7909
July	6.7775	6.7859	6.7718	6.7750
August	6.7901	6.8105	6.7685	6.8105
September	6.7462	6.8126	6.6936	6.7011
October	6.6732	6.6986	6.6497	6.6908
November	6.6558	6.6925	6.6239	6.6762
December	6.6494	6.6654	6.6227	6.6227

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and indebtedness.

Not Applicable

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

Risks relating to our business

If we do not manage our ongoing growth successfully, our growth and chances for profitability may be hindered or impeded.

We continue to be a growth orientated company.  We expanded our operations during the last several years, and we plan further expansion with changing and new crop seed, biotechnology, and chemical products and increase and enhancement of our distribution channels and expansion into existing or new markets and new lines of business. Expansion is expected to create significant demands on our corporate administrative, operational and financial personnel and other human resources and on our cash flow needs and the requirement for additional working capital. Our current resources may not be adequate to support further expansion and diversification. These demands and ongoing industry factors such as overproduction or governmental policy changes may hinder our cash flow as our margins and sales may be adversely affected.

We require short-term financing to fund our working capital, especially due to the seasonal nature of our business.

The nature of the agricultural seed production industry involves expenses and revenue cycles that are seasonal in nature. In our fiscal year third quarter, we may face costs that are in excess of our cash flow sources. The advance payments made to our seed producing farmers may exceed the amount of deposits received from our customers, the distributors and end users. The exact timing of these deposit payments is dependent on the Chinese lunar calendar, which varies from one calendar year to the next. As a result, we have customarily relied upon short term bridge loans to cover our expenses pending receipt of cash payment from farmers at the time of seed purchases.  Although historically we have had access to sufficient financing to manage our cash flow cycles, we cannot be certain that we will be able to obtain sufficient debt financing on terms that are satisfactory to us to maintain consistent operating results given changing credit conditions worldwide and internal PRC policies.  Downgrades in our credit rating, tightening of related credit facilities or financial markets or other limitations on our ability to access short-term financing would increase our interest costs and adversely affect our operating results and operations.

Because of the nature of our business, which has seasonal variation, it is likely that our future financial performance will fluctuate from period to period.

Our operating results likely will fluctuate due to a number of factors, many of which are beyond our control. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical rates. Our operating results in future quarters may fall below expectations. The industry in which we operate is seasonal in nature. The sales season of corn, rice, and cotton seed lasts from October to June; the sales season of canola seed lasts from July to September. We generally do not have significant sales revenue from July to September, which results in cyclical changes of our cash flow and operating activities.  As a result, if we are unable to generate sufficient working capital from cash flow from operations and working capital facilities, we may encounter liquidity difficulties from the period of July through September, which may harm our operations. The seasonal nature of our business causes our operating results to fluctuate from quarter to quarter. Any unexpected seasonal or other fluctuations could cause the price of our common shares to fall. As a result, you may not rely on comparisons of our quarterly operating results as an indication of our future performance.

In addition, the future achievement and growth of our profits depends on our ability to secure sufficient orders from customers coupled with securing sufficient seed production from the seed production farms. An adverse change in market conditions may have material and adverse effects on our operating results if we cannot adjust our operating and marketing strategy to respond to such changes. Our results of operations may be adversely affected by reduced orders and profit margins in the event of a slowdown in market demand, constraint on the market supply, an increase in business competition, a decrease in government subsidies to farmers, increased costs, or for other reasons. As such, there is a risk that we will not be able to achieve or maintain profitability or our historical results.

Aged inventory may result in an increase of our expenses and cause operating losses.

Due to the nature of the seed industry, we normally produce seeds according to our annualized production plan at least one entire year before we deliver the seeds to our customers. If our production plan is too aggressive, we could produce more seeds than the market demands resulting in aged seeds. We may decide not to sell the aged seeds as crop seed products, taking into account factors, such as the quality of the seeds and commodity pricing. In that case, the aged inventory may be sold as common feed products at greatly reduced prices. Aged inventory could result in asset impairment risk, in which case we would suffer a loss and incur an increase in our cost of revenue and a decrease in gross profit.

If we are unable to match our production requirement to the demand of our direct customers, our business, financial condition and results of operations may be adversely affected.

We normally produce seeds according to an annualized production plan based on estimated customer demand that is developed before we sell and deliver crop seeds to distributors, which are our direct customers. Chinese farmers, the end users of our crop seed, generally make purchasing decisions for our products based on market prices, economic and weather conditions and other factors that we and our distributors may not be able to fully or accurately anticipate in advance, which is usually more than one to two years before the sales period. If we fail to accurately estimate the volume and types of products sought by farmers and otherwise adequately manage production amounts, which may also be adversely affected by weather conditions, we may produce more seeds than we are able to sell resulting in excess inventory and aged seeds. On the other hand, if we underestimate demand, we may not be able to satisfy demand for our crop seeds, and thus damage our customer relations and end-user loyalty. Our failure to estimate farmers’ future needs and to match our production to the demand of our direct customers may adversely affect our business, financial condition and results of operations. In addition, inadequate distributor liquidity could affect distributors’ ability to pay for our products and, therefore, affect our sales or our ability to collect on our receivables.

The successful development and commercialization of our biotech pipeline products will be necessary for our growth.

We conduct our own research and development efforts for genetically modified seeds, and we have entered into agreements with the Chinese Academy of Science and the China Agricultural Academy of Science in the PRC working on genetic modifications and other biotechnology that give us the right to market the seeds and technologies they develop. We are also seeking other development and marketing arrangements with other entities, in China and elsewhere.  There can be no assurance that these efforts will produce improved seed varieties and resistant seeds. Commercial success frequently depends on being the first company to enter a particular market. The length of time and the risk associated with the breeding and biotech pipelines are similar and interlinked because both are required as a package for commercial success in markets where biotech traits are approved for growers. Regulatory requirements affect the development of our biotech products, including the GM crop testing of seeds containing the biotech traits, which could harm our business and results of operations if regulations are not satisfied. The testing procedures can be lengthy and costly, with no guarantee of success. It could have an adverse effect on our operations if our genetically modified products are unable to pass the safety evaluation of genetically modified agricultural organisms.

There has been a worldwide increase in the development and application of genetically modified agricultural products to increase the quality and quantity of crop yields.  The production and commercial sale of genetically modified corn and rice seeds only recently has been allowed in China.  Therefore, we still will rely primarily upon traditional methods of creating crop seed hybrids to develop new products.  As government policies change to allow more genetically modified corn seeds and demand develops for these products, we expect that we will produce more genetically modified products to meet customer demands to the extent we are able. There is a risk that our current steps to respond to the potential competitive threat posed by genetically modified agricultural products, including our research and development activities with respect to genetically modified crop seeds, may not enable us to compete successfully.

The potential for uncertainty in the government regulation of genetic technology and genetically modified, or GM, agricultural products could have an adverse effect on our business.

We continue to undertake a transition from a conventional hybrid seed company to an agricultural biotechnology company. However, genetically modified seed products are controversial, and genetic modification has not yet been widely accepted in many regions of the world, including China. Since the Chinese government approved the commercial planting of GM cotton in 1997, the government has only just begun to approve GM crops for commercial cultivation. The relative newness and the potential for uncertainty in the government regulation of genetic technology could have an adverse effect on our business development strategy and our ability to develop new seeds that may provide us with better margins.

The global competition in biotechnology will affect our business.

We believe we are a leader in biotechnology in China since we initiated our own biotechnology research program many years ago and we have built the first internal biotech research center among Chinese companies. However, if and when multinational corporations engaged in the crop seed business expand into the agricultural market in China in the future, they may have a greater portfolio of seed products and more advanced technologies. The major multinational competitors have a long operating history in the research and commercialization of their products, sophisticated marketing capabilities and strong intellectual property estates, all of which may give them competitive advantage over us. Any of these competitive advantages could cause our existing or candidate products to become less competitive or outdated, and adversely affect our product acceptance in the market place and our results of operations.

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

The following table sets forth the amount and percentage of our revenues resulting from licensed hybrid seeds as compared to our internally developed proprietary hybrid seeds for the periods listed:

	Year Ended September 30, 2008	Year Ended September 30, 2009	Year Ended September 30, 2010
Revenue resulting from licensed hybrid seeds	$52,023,150	$50,513,090	$49,331,898
Percentage of our total seed revenue resulting from licensed hybrid seeds	68.79%	58.22%	58.51%
Revenue resulting from internally developed proprietary hybrid seeds	$23,603,275	$36,248,141	$34,982,517
Percentage of our total seed revenue resulting from internally developed proprietary hybrid seeds	31.21%	41.78%	41.49%

The majority of the seeds that we sell have been developed and produced under our license agreements with the Corn Research Institute Li County, Hebei Province (now Shijiazhuang Liyu Technology Development Co., Ltd.) and the Henan Agricultural University, which we collectively refer to as the significant licensors, as set forth in the table below.

	Year Ended September 30, 2008	Year Ended September 30, 2009	Year Ended September 30, 2010
Revenue resulting from hybrid seeds developed and produced under our license agreements with the significant licensors	$24,938,593	$20,378,080	$25,395,082
Percentage of our total seed revenue resulting from hybrid seeds developed and produced under our license agreements with the significant licensors	32.98%	23.49%	30.12%

If we are not able to develop and produce the licensed seed products or if the current license agreements are terminated or if we are unable to renew some of these license agreements on commercially reasonable terms or at all, we will suffer a substantial loss of our product offerings and consequently our revenues will be substantially limited and our financial condition and results of operations may be adversely affected.

We have a relatively short operating history and are subject to the risks of any growing enterprise, any one of which could limit our growth and our product and market development.

As an expanding company and one that does not have a long operating history, it is difficult to predict how our businesses will develop over the long term. Accordingly, we face all of the risks and uncertainties encountered by companies in the earlier stages of development and expansion, such as:

☐	uncertain and continued market acceptance for our product extensions and our services;

☐
the evolving nature of the crop seed industry in the PRC, where significant consolidation may occur, leading to the formation of companies which may be better able to compete with us than is currently the case;

☐	changing competitive conditions, technological advances or customer preferences could harm sales of our products or services；

☐	maintaining our competitive position in the PRC and competing with Chinese and international companies, many of which have longer operating histories and greater financial resources than us;

☐	maintaining our current licensing arrangements and entering into new ones to expand our product offerings;

☐	continuing to offer commercially successful products to attract and retain a larger base of direct customers and ultimate users;

☐	retaining access to the farmland we currently use for production of our products and obtaining access to additional farmland for expansion;

☐	continuing our existing arrangements with production farms that grow our seed products and entering into new arrangements with additional production farms;

☐	maintaining effective control of our costs and expenses; and

☐	retaining our management and skilled technical staff and recruiting additional key employees.

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

Our success depends to a large extent upon the continued service of a few executive officers and key employees, including:

☐	Dr. Gengchen Han, our Chairman of the Board; and

☐	Liang Yuan, our Chief Executive Officer and President.

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

We cannot be certain that our licensed or self-developed proprietary seed or chemical products do not or will not infringe upon intellectual property rights held by third parties. We, or any of our licensors, may become subject to legal proceedings and claims from time to time relating to the intellectual property of others. If we, or any of our licensors, are found to have violated the intellectual property rights of others, we may be required to pay damages and be enjoined from using such intellectual property, and we may incur new or additional licensing fees if we wish to continue using the infringing products, or be forced to develop or license alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.

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

To be profitable, our crop seed and chemical business depends on recurring and sustained reorders by farmers in China. Reorder rates are inherently uncertain due to several factors, many of which are outside our control. These include changing customer preferences, competitive price pressures, failure to develop acceptable new products, development of higher quality products by competitors, weather conditions and general economic conditions.

Our business focus on crop seed development and production does not permit us to spread our business risks among different businesses and, thus, a disruption in our seed production or the industry would harm us more immediately and directly.

Our crop seed business is the principal business activity of the company. Our venture into the chemical business expands our options but without a large amount of business diversity, we will not be able to spread the risk of our operations. Therefore, our business opportunities, revenues and income could be more immediately and directly affected by disruptions from such things as drought and disease or widespread problems affecting the crop seed industry, such as limited farmer credit, payment disruptions or customer rejection of genetically modified crop seeds, among other things. If there is a disruption as described above, our revenues and income will be reduced, and our business operations may have to be scaled back.

We are dependent on revenue from our corn seed products and, therefore, our operating results could be disproportionately and negatively impacted if we are unable to sell a sufficient amount of corn seed at satisfactory margins.

Corn seed represents the principal source of revenue for the company.  For the fiscal year ended September 30, 2010, sales of our corn seed products constituted approximately 73.32% of our revenues, as compared to 70.89% for the year ended September 30, 2009. Our dependence on the corn seed market makes us particularly vulnerable to any negative market changes that might occur in this product line. In particular, if demand for our corn seed products generally decreases or if industry supply exceeds demand, prices will be driven downward and our margins will be negatively impacted, which would have an adverse effect on our business, results of operations and financial condition.

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

If we fail to introduce and commercialize new crop seed and chemical varieties, we will not be able to recover research, development and cover our other costs.

We cannot guarantee the development and performance of new crop seed and chemical varieties, whether licensed or proprietary, or that they will meet our and our customers’ expectations.  Farmers generally need time to learn about new seed varieties and how to plant and tend them. Their traditional planting experience may make it difficult for them to adapt to the new varieties. The process for new seed and chemical products to gain market recognition and acceptance is long and has uncertainties. If we fail to introduce and commercialize a new seed or chemical variety that meets the demand of farmers in China and to provide the proper education about them to the distributors, farmers and public, we may not be able to generate sufficient sales to cover our costs or generate a financial return on our investment.

One or more of our distributors could engage in activities that are harmful to our brand and to our business.

Our crop seed and chemical products are sold primarily through distributors.  The distributors are responsible for ensuring that our products have the appropriate licenses to be sold to farmers in the PRC provinces. If the distributors do not apply for and receive the appropriate licenses, their sales of our products in those provinces may be illegal, and we may be subject to government sanctions, including confiscation of illegal revenues and a fine of between two and three times the amount of such illegal revenues. Unlicensed sales in a province may also cause a delay for our other distributors in receiving a license from the authorities for that province, which could further adversely impact our sales in that province. In addition, distributors may sell our products under another brand that is licensed in a particular province if our product is not licensed there. If our products are sold under another brand, the purchasers will not be aware of our brand name, and we will be unable to cross-market other crop seed varieties or other products as effectively to these purchasers. Moreover, our ability to provide appropriate customer service to these purchasers will be negatively affected, and we may be unable to develop our local knowledge of the needs of these purchasers and their environment. If any of our distributors sell inferior crop seeds or chemicals produced by other companies under our brand name, our brand and reputation could be harmed, which could make marketing of our branded crop seeds or chemicals more difficult.

As we expand into agricultural chemical products, we will be subject to environmental regulation and regulation relating to the purchase, storing, packaging and distribution of chemicals, which if violated will result in fines or cessation orders, and may have an adverse impact on our expansion and business.

We are expanding into agricultural chemical products, which initially involve the purchase of active pesticide ingredients which we formulate and mix for agricultural use.  These products are distributed through our distribution chain.  The purchase, storage, packaging and distribution of agricultural chemicals is subject to various regulations, including environmental regulation and permitting requirements.  The failure to obtain required licenses or the failure to conduct our business in compliance with applicable laws may result in fines, clean up costs or cessation orders, any of which would have an adverse impact on our expansion into this area of products and may have an adverse impact on our financial condition and results of operations.

We may be exposed to product quality claims, which may cause us to incur substantial legal expenses and, if determined adversely against us, may cause us to pay significant damage awards.

The performance of our seeds depends on climate, geographical areas, cultivation method, farmers’ degree of knowledge and other factors in addition to genetic traits and the quality of our seeds. Natural disasters may also affect the performance of our seeds, particularly when farmers are not able to timely and effectively respond to those disasters. Furthermore, the cultivability of some farmland is deteriorating because of toxic and hazardous materials resulting from farmers’ overuse of chemical herbicides and pesticides. These factors generally cause underproduction, but farmers generally attribute underproduction to seed quality. We may be subject to legal proceedings and claims from time to time relating to our seed quality. The defense of these proceedings and claims can be both costly and time consuming and may significantly divert efforts and resources of our management personnel. An adverse determination in any such proceeding could subject us to significant liability and damage our market reputation and prevent us from achieving increased sales and market share. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase of our products.

Our revenues depend on the ability of a large number of small farmers to buy seed for cash because financing for purchases of this size and type is not available; therefore, if a substantial number of our customers become unable to pay for seed, our sales, revenues and operating results will decline.

We have a large and diversified customer base, with no single customer representing more than 1.5% of our revenues. The large customer base provides some protection to us against a loss of revenues due to the inability of a significant number of our customers to pay for seed that has been previously ordered. The unavailability of credit for farmers in the PRC, however, reduces the ability of those farmers to withstand the effects of difficult economic times. The lack of credit could prevent farmers from fulfilling their purchasing commitments to us with the result that we may suffer a lower amount of recognized revenues or our revenues and results of operations may be reduced.

Fluctuations in commodity prices can increase our costs and decrease our sales.

We purchase our seed inventories from production growers at market prices and retain the seed in inventory until it is sold. We also purchase our active ingredients from chemical manufacturers at market prices.  These purchases constitute a significant portion of the manufacturing costs for our seeds and chemicals. We use hedging strategies to mitigate the risk of short-term changes in these prices, but we are unable to avoid the risk of medium and long-term changes. Accordingly, increases in commodity prices may negatively affect our cost of goods sold or cause us to increase seed or chemical prices, which could adversely affect our sales. Farmers’ incomes are also affected by commodity prices; as a result, commodity prices could have a negative effect on their ability to purchase our products.

Price increases for energy costs and raw materials could have a significant impact on our ability to sustain and grow earnings.

Our production and distribution processes consume significant amounts of energy and raw materials, especially in transportation the costs of which are subject to worldwide supply and demand and other factors beyond the control of the company. Significant variations in the cost of energy, which primarily reflect market prices for oil and raw materials may affect the company’s operating results from period to period though this has not been a factor. When possible, the company purchases raw materials through negotiated long-term contracts to minimize the impact of price fluctuations. The company has taken actions to offset the effects of higher energy and raw material costs through selling price increases, productivity improvements and cost reduction programs. Success in offsetting higher raw material costs with price increases is largely influenced by competitive and economic conditions and could vary significantly depending on the market served. If the company is not able to fully offset the effects of higher energy and raw material costs, it could have a significant impact on the company’s financial results.

There are difficulties in managing our storage system, which may result in damage to our seeds in storage and, thus, operating losses.

Seed storage entails significant risks, including difficulties in management of moisture, temperature and humidity of storage condition, any failure of which may result in damage to our seeds in storage and, thus, an impairment of our inventory and possible operating losses.

We have limited business insurance coverage in China.

PRC insurance companies do not offer extensive business insurance products. As a result, we have very limited business liability, business disruption insurance, or product liability coverage for our operations in China. We have determined that the difficulties associated with acquiring such insurance on commercially acceptable terms make it impractical for us to obtain such coverage. Most likely we would bear the effects of any business disruption, litigation or natural disaster resulting in our incurring substantial costs and the diversion of our resources, and could adversely affect our operations and financial condition.

We rely on our network of over 100,000 farmers for the production of our crop seed products of which the vast majority has been operating with us for a long period of time. Although our relationship with those farmers has been stable in the past, there are no assurances that those relationships will remain stable in the future. Instability of this kind could limit the amount of seed products available to us for sale to customers and threaten customer loyalty.

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

We have multiple license agreements for designated seed products in relation to exclusive production and marketing within China. Our license agreements with Hubei Province Shiyan Agricultural Sciences Institute and Handan Agricultural Academy each have terms expiring on July 1, 2011, respectively. Origin Biotechnology will provide technical research, production and distribution services to our several subsidiaries. In return, Beijing Origin and the other subsidiaries are required to pay Origin Biotechnology a service fee calculated according to the weight of corn, rice, and cotton seeds sold. The initial term of the technical services agreements is three years and either party has the right to terminate the agreement if it does not desire to renew the provisions thereof at the expiration of the term. There is no guarantee that any of the agreements upon which we or our subsidiaries depend for licensing and technical services will be renewed. Moreover, there is no assurance that any steps we have already taken or might take in the future will ensure the successful renewal of any or all our rights or the granting of further new rights or that the terms of any renewals of our rights would not be significantly less favorable to us than the terms of our current rights under these agreements.

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

PRC law provides for the registration of land ownership and land-use rights and for the issuance of certificates evidencing land ownership or the right to use land. The administrative system for registration of land ownership and land-use rights, however, is not well-developed in rural areas where most of our crop seed production bases are located. As a result, we generally are not able to verify through the land registry system the ownership or land-use rights of the parties from whom we have leased land. Despite our efforts to obtain representations from the farmers that they own the land, possess land-use rights or have the right to sub-contract the land-use right on behalf of the holder of such rights, there is nevertheless a risk that they have not legally and validly granted the right to use the land to us. Moreover, there is a risk that farmers may, in breach of the terms of the applicable leases, enter into leases with other third parties in respect of land-use rights which they have previously granted to us, or that they have not entered into leases with third parties before entering into leases with us.

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

The agricultural market in China is highly fragmented, largely regional and competitive, and we expect competition to increase and intensify within the sector. We face significant competition in our crop seed business. Our competitors may have greater financial, research and development resources than we have. Competition may also result from consolidation or other market forces within the crop seed industry in China and the privatized crop seed producers that were operated by the local governments in China. Our competitors may be better able to take advantage of industry consolidation and acquisition opportunities than us. The reform and restructuring of the previously state-owned equity in seed enterprises will likely lead to the reallocation of market share in the seed industry, and our competitors may increase their market share by participating in the restructuring of the state-owned seed companies. Privatization will likely mean that these producers will need to develop more efficient and commercially viable business models in order to survive. In addition, the PRC government currently restricts foreign ownership of any domestic seed development and production business to no more than 49%. When and if such restrictions are lifted, multinational corporations engaged in the seed business may expand into the agricultural market in China. These companies have significantly greater financial, technological and other resources than us and may become our major competitors in China. In particular, our industry was affected by a widespread overproduction during 2007. As a result, supply of certain of our products exceeded demand for those products and, as a result, market prices were reduced and our margins and revenues were negatively impacted in 2007 and 2008.  However, this was not the case in 2009 and 2010, but similar changes in supply and demand pressure may result in similar trends in upcoming years. If these trends occur, we may be unable to successfully compete in our industry, especially if our competitors can produce and distribute seeds at a lower cost than us. If competition intensifies, our margins may continue to be compressed by more competitive pricing in the short term and may also to be compressed in the long term, and we may lose our market share and experience a negative impact on our margins, revenues and results of operations.

China’s commitments to the World Trade Organization may intensify competition.

In connection with its accession to the World Trade Organization, China made many commitments including opening its markets to foreign products, allowing foreign companies to conduct distribution businesses within China, and reducing customs duties. Although the impact of these commitments in our business segment has not been significant to date, foreign manufacturers may begin to manufacture competing seeds, both non-genetically modified and genetically modified and ship their products or establish manufacturing facilities in China. Competition from foreign companies may reduce our current profit margins, and hence our business results may suffer.

Natural or man-made disasters could damage seed production, which would cause us to suffer production losses and material reduction of revenues.

We produce our seeds using a network of over 100,000 farmers who plant the crops and harvest the seeds for use as crop seeds for the next growing season. As a result, the source of supply for our seeds is subject to all of the risks associated with any agricultural enterprise, including natural disasters such as widespread drought, flood, snowstorm, pestilence and plant diseases, and man-made disasters such as environmental contamination. Other man-made incidents may damage our products, such as arson or other acts that may adversely affect our crop seed inventory in the winter storage season. Furthermore, natural or man-made disasters may cause farmers to migrate from the farmland, which would decrease the number of end users of our products. While our use of a large number of farmers provides some protection against a widespread failure of any particular crop, the majority of our seed production farmers are located in Gansu, Sichuan, and Hunan provinces, making them subject to risks that are somewhat local in nature. We have attempted to manage this risk by obligating ourselves to pay the farmers who produce our seeds only for the quantity of seeds that they produce, thus limiting our expenses somewhat. We have also set up a storage system since 2003 attempting to manage this risk. However, in the event of a widespread failure of the crop seed in these areas, we would likely sustain substantial operating losses, due to both the fact that a significant portion of our expenses are fixed overhead and that the loss of a large portion of a crop seed would limit our revenues significantly.

We primarily rely on arrangements with farmers to produce our crop seed products. If we were unable to continue these arrangements or enter into new arrangements with other farmers, our total land acreage devoted to crop seed production would decrease and our growth would be inhibited.

We have access to over 3,800 hectares of farmland in several provinces mainly through contractual arrangements with farmers for seed production. These production agreements to produce crop seeds are typically one year in length, covering one growing season. In the event that prices for other crops increase, these farmers may decide to farm other crops in breach of our seed production agreements with them. If we are unable to find new village collectives willing to produce crop seeds for us, our business and results of operations would be materially and adversely affected. Any of these disruptions could materially and adversely affect our supply of crop seeds and our revenues. Such disruptions could also damage distributor relationships and farmer loyalty if we cannot supply them with the quantities and varieties of seeds that they expect.

Crop seed prices and sales volumes may decrease in any given year with a corresponding reduction in sales, margins and results of operations.

Previously, there have been some elements of instability in seed production in China as a result of the privatization of state crop seed producers and because of the worldwide economic situation. There may be other periods of instability in the future during which commodity prices and sales volumes fluctuate greatly. Commodities can be affected by general economic conditions, weather, disease and aspects of demand such as financing, competition and trade restrictions. Although we follow a branded product strategy to differentiate our products from those of other crop seed producers, the crop seed market continues to behave as a commodity market. As a result, the price that we are able to demand for our seeds is somewhat dependent on the size of the supply of our seeds and the seeds of other producers. Therefore, the potential exists for fluctuation in supply and, consequently, in price, in our own markets, even in the absence of significant external events that might cause volatility. As a result, the amount of revenue that we receive in any given year is subject to change. Because decisions are made regarding the level of production prior to the time that the volume of orders and the market price for those orders is known, it is possible that we will have too much or not enough product available, each with the attendant impact on revenues, margins and results of operations.

Historically, prices of crop seed products in China have fluctuated due to changes in supply and demand.

The ability of our operations to be profitable is affected by the selling prices of our products. We benchmark the prices of our crop seed products against the prevailing domestic market prices of crop seed products of similar quality and attributes. During the past five years, crop seed products in China have experienced price declines though selling prices have increased in the recent years. If the general prices for such products decline at a faster rate than our cost of sales, our profits will decrease and our ability to generate operating results at historical levels will be adversely affected. This may be caused by any number of circumstances including poor production by the farmer, adverse weather conditions, theft, inventory spoilage, increase in the cost of production either via storage cost, drying cost, purchase cost, or any other such increase in the cost of sales.

We may face increased regulatory risks with respect to our recent expansion into Southeast Asia.

In connection with certain recent acquisition and seed approval activities, including particular investments in rice seed varieties applicable to the soil conditions in the region, we have begun to develop a limited market among farmers in Southeast Asia for our rice hybrid products. We expect to continue to expand our business into Southeast Asia in the future. We may face material financial, business, and legal risks with respect to our expansion into Vietnam given that our business and operating results may be adversely affected by changes in the political and social conditions in Southeast Asia and by changes in local government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things.

Technological change in creating seed hybrids could harm our business, causing a shift in business opportunities, market share, and revenues.

For the most part, we rely upon traditional methods of creating crop seed hybrids to develop new products. While these methods are highly effective, there has been an increase in the development of genetically modified agricultural products in an effort to increase the quality and quantity of crop yields, in which we also engage. Genetic technology is controversial, and it has not been widely accepted in many regions of the world, including the PRC. However, as the ability to use genetic modification to produce seeds that are superior to or less costly than those that we produce by traditional methods increases, the threat of competition from this source becomes more realistic. A number of factors that are currently difficult to predict, including a shift in farmer and consumer attitudes regarding the acceptability of genetic technology, affect the extent to which this potential threat could affect our business prospects as we deploy more resources into genetically modified crop seeds.

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

Under PRC law, foreign entities are not currently permitted to own more than 49% of a seed production company. In order to address those restrictions, Origin, a non-Chinese entity that cannot directly own the shares of our PRC operating subsidiaries, namely, Beijing Origin, Changchun Origin and Henan Origin, will instead hold the right to control such shares in all respects, including voting, dividends, nomination of directors, and corporate management, through stock consignment agreements executed by the owners of the stock of these companies. In addition, if we engage in the sale of genetically modified seed products, then foreign entities are not currently permitted to own any portion of the seed production company. Moreover, if we engage in the research and development of genetically modified seed products, then foreign entities are not currently permitted to own any of the seed production company.

There is the risk, however, that a consigning shareholder will not fulfill its obligations under the stock consignment agreement. In that event, we may need to resort to the PRC courts to have our rights under the applicable agreement enforced. Such enforcement will cause us to incur legal expenses. In addition, while a case is pending there will be uncertainty regarding our rights as to the three PRC operating subsidiaries involved. In addition, a PRC court may decide not to enforce the agreements in whole or in part. To the extent these agreements are neither observed nor enforced as intended, the PRC operating subsidiaries including Denong, which is approximately 97.87% (acquired in portions of 52.21%, 42.42%, 2.99%, and 0.25%) owned by Beijing Origin, will not be controlled by us as intended, which will affect our enterprise value and restrict our ability to obtain the income and other rights of ownership associated with the consigned stock. It may also prevent the consolidation of our financial statements with the PRC operating subsidiaries, which would reduce the reported earnings of the consolidated companies. The uncertainty of ownership may also adversely affect the market value of our ordinary shares.

Whether or not a stock consignment agreement is terminated depends on the consensus of our board and the consignees. Any such termination could result in a possible loss of certain rights or assets held by us without receiving fair value in return.

The stock consignment agreements relating to our control of the stock of our PRC operating subsidiaries (not including Origin Biotechnology) may be terminated or extended after three years upon mutual agreement between us and the consignees. Three of the PRC consignees, Messrs. Han, Yuan and Yang, also serve as our officers and/or directors. These three persons own, in the aggregate, 7,809,780 shares of our ordinary stock, or about 32.83% of our issued and outstanding ordinary stock. Holding this amount of stock will allow these officers to control or greatly influence the selection of directors and matters submitted to a vote of our shareholders, including voting to terminate the stock consignment agreements.

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

The following executive officers have entered into employment agreements which provide that they may terminate their respective employment agreements with us as a result of a change of control:

☐	Dr. Gengchen Han, our Chairman of the Board; and

☐	Liang Yuan, our Chief Executive Officer and President.

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

The PRC has many regulations relating to the seed business and businesses involved in chemicals that could be considered pollutants, including obtaining and maintaining operating licenses and permits. Seed products must be licensed and undergo a stringent review process before they may be sold in the PRC. Environmental regulation is equally as extensive with licensing and other compliance requirements. We believe we currently have all the necessary licenses for our business, and that we are in compliance with applicable laws and regulations. If we are not in compliance, we may be fined or lose the ability to sell a particular seed or operate our business altogether. If the fines are substantial or if our ability to sell or operate is withdrawn, this will result in additional costs or the loss of revenues and could prevent us from continuing as an operating business.

If we do not comply with applicable government regulations, we may be prohibited from continuing some or all of our operations, resulting in a reduction of growth and ultimately market share due to loss of competitive position.

The majority of our revenue depends on receiving approval from the PRC government to market new seed hybrids that we are developing and will develop. In addition, there may be circumstances under which the governmental approvals granted are subject to change without substantial advance notice, and it is possible that we could fail to obtain the approvals that we require to expand our business as we intend to do. The failure to obtain or to maintain such approvals would limit the number and quality of products that we would be able to offer. This reduction in product offerings would cause a reduction in the growth previously experienced and over time would result in the loss of market share from the competitive pressures of seeds developed by others that would likely be better than our products.

The technical services agreements between Origin Biotechnology and the other three operating subsidiaries may be subject to scrutiny by the PRC tax authorities for transfer pricing adjustments.

We could face adverse tax consequences if the PRC tax authorities determine that our technical service agreements between Origin Biotechnology and the other PRC operating subsidiaries, namely, Beijing Origin, Changchun Origin and Henan Origin, were not entered into based on arm’s length negotiations. If the PRC tax authorities determine that these agreements were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recorded by the three PRC operating subsidiaries, which could adversely affect us by:

☐
increasing the PRC operating subsidiaries’ tax liability without reducing Origin Biotechnology’s tax liability, which could further result in late payment fees and other penalties to our PRC operating subsidiaries for under-paid taxes; or

☐
limiting Origin Biotechnology’s ability to maintain preferential tax treatment and government financial incentives, which, if the transfer pricing adjustment is significant, could result in Origin Biotechnology failing to qualify for those preferential tax treatments and government financial incentives.

As a result, any transfer pricing adjustment could have an adverse impact on our financial condition.

Deficient railway transportation capacity in China, particularly in the Northwestern area, may result in the increase of our transportation-related costs and thus adversely affect our business.

Our seeds are transported throughout China each year by railway, which we believe is currently the most cost-efficient means. Much of our production is in the Northwest region of China. With economic development throughout China, we believe the Chinese rails system, and in particular the Northwest railway, may not be able to provide sufficient capacity over time, at reasonable rates. As our volume of freight increases year by year, the seeds may have to be transported by other means if the railway cannot guarantee to carry the increasingly larger volume of freight. We may experience higher rail rates or the higher transportation costs of trucking our products. In such event, the production costs will increase correspondingly with the increase in transportation costs, which may adversely affect our business.

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

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at rates of 30% and 3%, respectively . In addition, an enterprise qualified as a “high and new technology enterprise,” including agricultural companies, located in certain specified high-tech zones was entitled to a preferential state EIT rate of 15% and could enjoy an exemption from the state EIT for the first three years since its establishment and a 50% reduction of the state EIT for the succeeding three years. The qualification of a “high and new technology enterprise” was subject to an annual or biennial evaluation by the relevant government authority in China. Beijing Origin and Jilin Changrong are entitled to a preferential tax rate of 15% as a new technology company.

In 2007, the National People’s Congress, enacted the Enterprise Income Tax Law, or the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the EIT Law, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the top rate of enterprise income tax to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration and will gradually transition to the uniform 25% EIT rate over a five-year transition period. In addition, the new technology enterprise qualification of our PRC subsidiaries is subject to a biennial re-assessment by the relevant PRC government authority. In the event the preferential tax treatment for our PRC subsidiaries is discontinued, the affected entity will become subject to the standard PRC enterprise income tax rate. There is no assurance that the local tax authorities will not, in the future, change their position and discontinue any of our preferential tax treatments, potentially with retroactive effect. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Under China’s Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the current Enterprise Income Tax Law, or the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. However, it is unclear how tax authorities will determine tax residency based on the facts of each case. If the PRC tax authorities determine that our British Virgin Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules dividends paid to holding companies outside of China which are “resident enterprises will be subject to a 10% withholding tax. It is possible that future guidance issued with respect to the new “resident enterprise” classification could be applied to our British Virgin Islands sub-holding company with similar consequences. Therefore, any dividends paid by our PRC subsidiaries may be subject to a 10% withholding obligation.

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

Since the late 1970’s, the PRC has been reforming its economic system and changing from a planned economy based on governmental dictates and priorities to one that uses market forces to influence deployment of economic resources, labor and capital and to determine business endeavors. We cannot predict whether or not the government will continue to encourage economic liberalization and further release its control over the economy and encourage private enterprise. We also cannot predict the timing or extent of future economic reforms that may be proposed. Any re-imposition of planned economy regulation or similar kinds of restrictions could reduce the freedom of private businesses to operate in a profitable manner, restrict inflows of capital or stifle investor willingness to participate in the PRC economy. To the extent we need additional capital; any restrictions on foreign ownership, foreign investment and repatriation of profits will hamper our ability to find capital outside of the PRC.

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

Pursuant to PRC enterprise income tax law, dividends payable by a foreign-invested enterprise, or FIE, including Origin Biotechnology to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. No such treaty currently exists with the British Virgin Islands or the United States. Prior to 2008, dividend payments to foreign investors made by FIEs were exempted from PRC withholding tax.

Any fluctuations in exchange rates may adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Because our earnings and cash from operations are denominated in Renminbi, as the reporting currency, fluctuations in exchange rates between U.S. dollars and Renminbi will affect our balance sheet and earnings per share when stated in U.S. dollars. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results when reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008. Starting from January 1, 2009, the source of rates is from the State Administration of Foreign Exchange in China as the Federal Bank of New York discontinued publication of foreign exchange rates. Effective from July 21, 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is pegged to a basket of currencies determined by the People’s Bank of China. The Renminbi may be revalued further against the US dollar or other currencies or the Renminbi may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the US dollar or other currencies. Fluctuations in the exchange rate will affect the relative value of any dividend we issue which will be exchanged into U.S. dollars, the value of any U.S. dollar denominated investments we make in the future and any earnings on such investments.

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

The SAFE regulations required prior registration of direct or indirect investments previously made by PRC residents in offshore companies. If a PRC resident with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

We believe our major shareholders who are PRC residents, or whose shares are beneficially owned by PRC residents, have completed foreign exchange registration with the local foreign exchange bureau according to these SAFE regulations. However, with these regulations there is uncertainty concerning the reconciliation of the new regulations with other approval requirements, it is unclear how the regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulations or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary to make distributions or pay dividends or affect our ownership structure. As a result, our business operations and our ability to distribute a dividend to you could be adversely affected.

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

We are incorporated in the British Virgin Islands and our PRC operating subsidiaries are formed under PRC law. Substantially all of our assets are located in the PRC. In addition, most of our directors and executive officers reside within the PRC, and substantially all of the assets of these persons are located within the PRC. It may not be possible to affect service of process within the United States or elsewhere outside the PRC upon our directors, or executive officers and experts, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against our assets and our subsidiaries, our directors and executive officers and experts only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

Risk relating to tax matters

We may be subject to contingent tax liabilities.

On December 20, 2004, Chardan China Acquisition Corp., or Chardan, entered into a stock purchase agreement with State Harvest, and all the shareholders of State Harvest for Chardan’s acquisition of State Harvest. In connection with the acquisition, Chardan formed its wholly-owned subsidiary, Origin Agritech. On November 8, 2005, Chardan merged with and into Origin Agritech for the purpose of re-domestication out of the United States. The re-domestication merger was achieved by a one-for-one exchange of all the outstanding common stock of Chardan for ordinary common shares of Origin Agritech, and the assumption of all the rights and obligations of Chardan by Origin Agritech. Immediately after the re-domestication merger, Origin Agritech acquired all the common equity of State Harvest by the issuance of shares and payments of cash consideration to the shareholders of State Harvest or their designee. We may be subject to contingent tax liabilities in connection with the above share exchange transaction. As of September 30, 2010, such contingent tax liabilities could be within the range of RMB39.06 million to RMB64.22 million. We do not expect to incur tax liabilities at the high end of the range based on the annual assessment.

Last year, we began a fresh review of the contingent tax position by requesting and receiving alternate U.S. tax counsel on this matter. On September 23, 2010, the Company filed a revised 2005 tax return to the United States Internal Revenue Service, or IRS in a way to rectify the previously filed tax return regarding this tax liability. The IRS has not responded to the tax filing either directly or with any paperwork as of the date of this filing. While the timeline for the IRS to question on the tax return is generally three years, this matter may take a prolonged period of time to resolve depending on the return time from IRS and the necessity of future appeals or re-evaluation.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. holders.

Depending upon the value of our shares and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the IRS, for U.S. federal income tax purposes. If we were classified as a PFIC in any taxable year in which you hold our shares and you are a U.S. investor, you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, when you dispose of those shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or any later year. Finally, you would also be subject to special U.S. tax reporting requirements.

Based on our understanding and current assessment, we believe that we were not a PFIC for the taxable year 2010. However, there can be no assurance that we will not be a PFIC for the taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2010 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that produce, or are held for the production of, passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations. While we will continue to examine our PFIC status, we cannot assure you that we will not be a PFIC for any future taxable year.

Risks related to our shares

Voting control by executive officers, directors and other of our affiliates may limit investors’ ability to influence the outcome of director elections and other matters requiring shareholder approval.

Three of our executive officers and directors, Messrs. Han, Yang and Yuan, own approximately 32.83% of our issued and outstanding ordinary shares. These three major shareholders may maintain significant control over the outcome of some corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions. This level of ownership could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our ordinary shares or prevent shareholders from realizing a premium over the market price for their ordinary shares. In addition, if these major shareholders choose to dispose of a material portion of our ordinary shares they hold, the prevailing market price of our securities may decline.

Certain provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our memorandum and articles of association include provisions that could limit the ability of others to acquire control of us. Under those provisions, our board of directors has the power to issue preferred shares with such rights attaching to them as they decide and this power could be used in a manner that would delay, defer or prevent a change of control of us. These provisions could have the effect of depriving you of the opportunity to sell your shares at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

We qualify as a foreign private issuer and, as a result, are subject to reduced requirements with respect to the reporting of financial statements and other material events to our shareholders and the SEC.

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

Leverage and debt service obligations may adversely affect our cash flows.

We currently have short-term borrowings of approximately US$12.82 million. The degree to which we are leveraged could, among other things:

☐	require us to dedicate a portion of our near term cash flows from operations and other capital resources to debt service;

☐	make it difficult for us to obtain necessary financing in the future for working capital, acquisitions or other purposes on favorable terms, if at all;

☐	make us more vulnerable to industry downturns and competitive pressures; and

☐	limit our flexibility in planning for, or reacting to changes in, our business.

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

On December 20, 2004, Chardan entered into a stock purchase agreement, or the Stock Purchase Agreement, with State Harvest, a company incorporated in the British Virgin Islands on October 6, 2004, and all the shareholders of State Harvest. On February 10, 2005, Chardan formed a wholly-owned subsidiary under the laws of the British Virgin Islands, under the name “Origin Agritech Limited” to effect a stock acquisition of State Harvest. Pursuant to the terms and conditions of the Stock Purchase Agreement, Chardan merged into Origin for the purpose of re-domestication out of the United States, and immediately thereafter, Origin acquired all of the issued and outstanding stock of State Harvest, which acquisition included four controlled affiliated operating companies, namely, Beijing Origin, Changchun Origin, Henan Origin and Origin Biotechnology. These four controlled operating companies are organized under the laws of the PRC.

On December 5, 2005, Origin commenced redemption of outstanding callable warrants that had been assumed in the transaction with Chardan.  The warrants were exercisable into ordinary shares of Origin at $5.00 per warrant. Approximately 8,043,752 of the 8,050,000 warrants were exercised through the redemption date of January 9, 2006, and the balance of the outstanding warrants was paid $0.01 per warrant and all the warrants were extinguished. The gross proceeds received upon exercise of the warrants were approximately $40 million, of which $15 million was used to satisfy the outstanding obligations of Origin to the shareholders of State Harvest under the Stock Purchase Agreement, and the remainder used as working capital and for other corporate purposes. After the redemption of the warrants, Origin had approximately 23,472,910 ordinary shares issued.

On June 26, 2007, our common shares began trading on the NASDAQ Global Select Market; our common shares had been listed on the Nasdaq Global Market from November 8, 2005 to June 25, 2007.

On July 25, 2007, we entered into a Notes Purchase Agreement with Citadel Equity Fund Ltd. or Citadel. Pursuant to the Notes Purchase Agreement, Citadel purchased $40 million in principal amount of 1% guaranteed senior secured convertible notes, or the notes, issued by us. These notes have been retired by redemption with a final payment in December 2009 of $17.2 million.  None of these notes were converted into common shares.

As part of our efforts to expand our operations, we have made the following investments and acquisitions:

☐
on January 24, 2006, Beijing Origin and Jilin Jinong Hi-tech Limited jointly established Jilin Changrong, with Beijing Origin holding 34.77% of Jilin Changrong. On April 11, 2007, Beijing Origin acquired an additional 9.18% equity interest in Jilin Changrong for RMB22.04 million (US$2.94 million). On December 15, 2009, Beijing Origin acquired an additional 10% stake in Jilin Changrong for RMB 24.00 million (US $3.58 million) bringing Beijing Origin’s total direct ownership to 53.95% and our combined direct and indirect ownership to 61.66%. Jilin Changrong engages in the research, development, production, sale and distribution of hybrid corn in the northeast region of China;

☐
on January 24, 2006, Beijing Origin acquired a 52.21% controlling interest in Denong. On October 8, 2006, Beijing Origin acquired an additional 42.42% equity interest in Denong, and together with a 2.99% equity interest acquired on December 25, 2006, with a 0.25% equity interest acquired on January 20, 2010 bringing its total ownership to approximately 97.87%, for which it paid total consideration of approximately RMB54.76 million (US$7.31 million). Denong is a developer, producer and marketer of hybrid rice, cotton, corn and canola, principally in the southwest region of China; and

☐
on October 19, 2006, Beijing Origin acquired a 19% interest in Biocentury, a leading company engaged in GM cotton research, seed production, and marketing in China, for RMB16.7 million (US$2.23 million). After acquiring a 7% interest in 2004 and an 8% interest in 2005, Beijing Origin now holds 34% of Biocentury. On May 27, 2010, Beijing Origin divested a 34% interest in Biocentury, for RMB60.0 million (US$8.95 million).

•	on June12, 2010, Origin Biotechnology acquired a 80% interest in Shandong Kunfeng, a company engaged in agricultural chemical production and marketing in China, for RMB14.96 million (US$2.23 million).

Our principal executive offices are located at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China, and our telephone number is (86-10) 5890-7588.

Since 2005, our capital expenditures consisted primarily of construction and purchase of plant and equipment. The table below sets forth our capital expenditures for the periods shown:

For the twelve months ended September 30,	For the year ended September 30,	For the year ended September 30,	For the year ended September 30,
2007	2008	2009	2010
RMB	RMB	RMB	RMB
36.53 million	19.66 million	RMB18.80 million	15.84million
(US$4.88 million)	(US$2.90 million)	(US$2.75million)	(US$2.58 million)

B. Business overview.

Overview

We are the leading, technology-focused crop seed company serving mainland China. As of June 2010, we added branded agricultural chemicals to our product line.  We have sought to broaden our usage and penetration of our innovative plant breeding techniques, modern biotechnology, and innovative information and research management to develop and deliver high-yield seeds to the Chinese farming customer base. Our goal is to lead the industry by providing farmers with unique enabling technology and services, producing and protecting higher crop yields. Our activities include the specialization in the research and development, production, and sales and marketing of crop seeds (corn, rice, cotton and canola) throughout the PRC.  We have pursued genetically modified research, and in November 2009, we received notification of the Bio-Safety Certificate from the Ministry of Agriculture as a final approval for commercial use of the world’s first genetically modified phytase corn. This is the first genetically modified corn seed product in China.  We are also actively pursuing the approval of other GM seed products including glyphosate resistant corn and bacillus thuringiensis, or BT, Corn.  Our focus remains in the production of higher quality seed products, whether proprietary or licensed.

The following table sets forth the amount and percentage of our revenues resulting from licensed hybrid seeds as compared to our internally developed proprietary hybrid seeds for the periods listed

	Twelve Months Ended September 30, 2007	Year Ended September 30, 2008	Year Ended September 30, 2009	Year Ended September 30, 2010
Revenue resulting from licensed hybrid seeds	$52,052,737	$52,023,150	$50,513,090	$49,331,898
Percentage of our total seed revenue resulting from licensed hybrid seeds	79.7%	68.79%	58.22%	58.51%
Revenue resulting from internally developed proprietary hybrid seeds	$13,260,433	$23,603,275	$36,248,141	$34,928,517
Percentage of our total seed revenue resulting from internally developed proprietary hybrid seeds	20.3%	31.21%	41.78%	41.49%

As an adjunct to our crop seed business, building on our growing brand awareness and extensive distribution and end user base, we are expanding into the area of agricultural chemicals. While fiscal year 2011 will be our first full year involved in the agricultural chemical business and only represents a very small portion of our overall business at this time and less than 3.24% in gross revenues for the fiscal year ended September 30, 2010, agricultural chemical will encompass an entirely different product category this upcoming year. Please refer to note 1 in the notes to the consolidated financial statements for a more detailed summary of the Shandong Kunfeng acquisition. Our initial products are pesticides for use for the farming community for general use across various crop varieties. Currently, we acquire the active ingredients for our pesticides to be blended at our manufacturing facilities in Shandong, we mix them with inert chemicals and package them for distribution. We market the agricultural chemicals under the Kunfeng brand name, currently through our current seed distribution network with plans to expand to our existing network. This business was commenced on September 12, 2010.

Our sales offices are spread throughout the entire mainland China region including central, northern, and southern regions of China. We continue to develop our sales and marketing team of 272 employees located in 12 sales offices. Our nationwide distribution network covers most parts of China and consists of over 3,800 first-level distributors and over 65,000 second-level distributors and retailers. Our distributors sell our products to retailers who in turn sell to farmers, who are end-users of our products. We currently provide branded products and technical support to farmers in 30 of China’s 34 provinces.

During the last several years, we continued to develop our established plant genetic engineering technology platforms, including transforming herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. Of note, we made significant strides in developing our exclusive insect resistance and phytase product, respectively. In November 2009, we received the Chinese government approval for commercial use of genetically modified phytase corn. We continue to seek to further effectively utilize modern biotechnology in China and hope to further expand beyond China in the future.

We plan to use China’s emerging technology base to take advantage of operations within China. In particular, from time to time we enter and further develop cooperative agreements with publicly funded research institutes in China. In exchange for providing funding to these institutes, we receive rights, which are frequently exclusive rights, to market any seeds developed by these institutes. When a seed is ready to be marketed, we negotiate with the institute to establish an arrangement by which we are permitted to sell the newly developed seeds in exchange for the payment of certain fees to the institute. We believe that these cooperative ventures allow us to access new products without expending substantial costs for our own research and development.

Our business model draws from existing and new technologies by utilizing both conventional breeding and advances in biotechnology. We aim to build upon our current hybrid base where we have accumulated parental seeds with advantageous traits optimized to local soil conditions. We have roughly 100 total products, both licensed and proprietary, in the market. We began to develop our own proprietary hybrid seed varieties in 1998, and, as of December 2010, we have 25 proprietary corn seed products, 21 proprietary rice seed products, 5 proprietary cotton seed products and 2 proprietary canola seed products that are in commercial production and distribution. Currently, we have 9 breeding stations and employ 150 full time research personnel.

Over the past year, the number of corn, cotton, rice and canola varieties we have sold (both licensed and proprietary) has decreased slightly. The following table illustrates the change in the number of the seed varieties we sold over the past four years.

Varieties of Seed Products:

Year	Varieties of Seed Products
	Corn	Cotton	Rice	Canola	Total
2007	44	11	60	9	124
2008	47	16	57	15	135
2009	46	13	53	7	119
2010	45	10	55	7	117

The following table illustrates the total revenues for each of our seed varieties:

Year	Revenues*
	Corn	Cotton	Rice	Canola
	RMB	RMB	RMB	RMB
Year ended September 30, 2007	365,203,037	32,030,858	72,549,582	17,958,429
Year ended September 30, 2008	364,843,855	16,663,187	106,636,187	24,855,519
Year ended September 30, 2009	414,625,462	9,917,053	125,134,572	42,747,377
Year ended September 30, 2010	428,863,503	11,996,313	84,211,605	38,515,030

* Substantially all of our revenues are derived from sales in China.

Research and Development

Developments in the science of genetics have allowed seed producers to create entirely new species of corn, rice and cotton, rather than merely new varieties, as has historically been the case. Compared with conventional varieties, the obvious advantages of these new species, known as GM varieties, are higher yield, better quality and increased disease-resistance and herbicide tolerance. Farmers plant GM varieties to save time and cost, while also reducing field labor. GM corn, soybean and cotton have been widely used in the United States and many other countries to guard against insect damage and to increase yields. Since receiving Chinese government approval in 1997, cotton that has been genetically modified to guard against damage from borer insects is now widely planted and accepted in China. The Chinese market has widely accepted GM cotton and the PRC Ministry of Agriculture has approved GM corn and rice seed as well. We believe that GM food crop seeds increasingly will be approved by the PRC government for production and sale and will be accepted in the Chinese market over time.

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

In addition to biotechnology, our internal research and development also invests considerable effort in the conventional breeding of hybrid crop seed. Currently, we have 9 breeding stations and employ 150 full time research personnel in this area. We strive to maintain our position as a quality producer of advanced products by budgeting approximately 5% of our gross revenues (based on the prior year’s results) for research and development. Historically, because of the increase in our gross revenues, the actual amount spent in any year has generally been around 3% of gross revenues in that year. Because our sales last year were lower than expected, our actual amount exceeded 5%. The table below shows the amount we have spent on research and development for the following periods, as an absolute monetary amount.

For the year		For the year ended		For the year ended		For the year ended
ended September 30		September 30,		September 30,		September 30,

2007		2008		2009		2010
RMB		RMB		RMB		RMB
28,440,781		24,512,551		33,473,117		38,4355,325
US$	(3,795,748)	US$	(3,610,149)	US$	(4,901,613)	US$	(5,723,825)

Commercial Production

Once approval for distribution of a new seed is obtained from both national and provincial regulatory bodies, a producer of that seed must commence commercial development of the seed variety. We produce our hybrid seeds by contracting with local farmers in China to whom we provide parental seeds and technical support. Currently, we have 247 production personnel and seed conditioning plants located in Gansu, Jilin, Henan, Sichuan, Hunan, Jiangxi, Inner Mongolia and Beijing with our main production facilities in Gansu. These production centers work to supply these parental seeds to our producer-farmers. At present, we have over 51,000 corn seed farmers and in excess of 38,000 rice seed farmers producing seeds for us, each of whom plants, grows and harvests the hybrid to produce seeds for commercial distribution in the following season. This network of local farmers who produce our seeds is an important element of our strategy to produce an increasing number of products with consistent quality. We are the first Chinese seed company to gain ISO9001-2000 certification by the China Certification Center for Quality Mark. We maintain a strict seed quality control system and we have sufficient processing capability and advanced equipment to allow us to operate efficiently and maintain a high quality of seed products.  By employing these practices, we have achieved product quality on par with that of our foreign competitors and that is consistently well received by our customers.

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

National Marketing and Distribution

We have our own sales organization consisting of 272 employees who oversee all aspects of our distribution and retail sale network and promote our sales within the distribution chain. In addition, these individuals provide high-level technical service to our end customers.

We have established a nationwide distribution network with over 3,800 first-level direct distributors and over 65,000 second-level distributors and retailers, who receive our products through first level dealers. These distributors sell our products to retailers and the retailers sell them to the farmers who are our end consumers. This distribution network covers almost all the provinces of the PRC, excluding only Qinghai and Tibet, and allows us to effectively distribute to roughly 200 million farms throughout China.

The terms of our distributor agreements provide for territorial exclusivity for a distributor on a designated product, usually on a county-wide basis. To enforce exclusivity and monitor product locations, we assign a code to each distributor and mark all packaging sent to the distributor with this code. Careful monitoring of territorial integrity and enforcement of contractual penalties, which may include termination of distribution rights and cancellation of discounts on prices, provides stability and profitability within the distribution network and aims to provide quality services and product availability. We enjoy a positive reputation with our distributors for our implementation and enforcement of this exclusive distribution system. Distributors buy our seeds at a wholesale price established by us and are required to make payments to us prior to delivery. Distributors that place orders and that make deposits on orders for sales to be made the following year at least two months prior to delivery are generally offered a discount. At the end of the annual sales season, we set a discounted final sales price. The discounted final sales price results from the fact that the PRC government sets the price for agricultural commodities after we have sold our seeds to distributors. Seed prices fluctuate with agricultural commodity prices. This correlation is particularly strong for seeds that can be consumed as food and grown as seeds, such as corn. For example, if the price for corn for consumption increases, the price for corn seeds will increase as well. Once the PRC government has set the price for agricultural commodities, we negotiate with distributors the final price for our seeds which reflects the price the distributors sold our seeds to farmers and includes any season discount we may offer to such distributors. If the final price is lower than the preliminary price previously offered by us, we will return the difference to our distributors. Although the final price could technically be higher than the preliminary price, we have never experienced such a result. As a result of our discount policy, we cannot set the final price of our seeds to distributors prior to the end of their selling season to farmers. Selling seasons vary among distributors from region to region and from year to year, and generally start in October and end in June of the following year for most of our products. We deliver our products and receive payments on a relatively predictable schedule. First, we request and generally receive a cash deposit, followed by a further pre-payment of the expected sales price. Then, we deliver products to our customers and receive confirmation of delivery. Finally, we set the final sales price of our delivered products to a customer based on the total volume of product delivered to that customer.

The specific terms of the distributor agreements vary depending on negotiations and the nature of the distributor and its prospective territory. There usually is an initial payment made by the distributors to the Company for the distribution right which is applied in whole or in part to future orders, depending upon compliance with the terms of the agreement. The agreement also delineates pricing adherence requirements and permissible discounting sales, territory, ordering and supply obligations, returns, market support and other regular business terms and dispute resolution provisions. No one distributor accounts for more than 1.28% of our sales.

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

Four years ago, three of our existing rice hybrids were approved to be sold in Vietnam. The approval process in Vietnam is a two year process. We began exporting products across the border at the end of year 2007 in small quantities. As Vietnam shares a border with China, we are able to use standard transportation, such as trucks, and deliver our products to selected distributors though an agent. We are also currently exploring sales channels to other countries in Southeast Asia and the Middle East.

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

The following table lists our self-developed proprietary seed products that have been approved by the national variety authorization committee or provincial variety authorization committee:

Name of Seed
No.	Name of Variety	Product
1	AoTian 8210	Corn
2	Ao Yu 1	Corn
3	Ao Yu 20	Corn
4	Ao Yu 2	Corn
5	Ao Yu 3007	Corn
6	Ao Yu 3101	Corn
7	Ao Yu 3102	Corn
8	Ao Yu 3111	Corn
9	Ao Yu 3118	Corn
10	Ao Yu 3202	Corn
11	Ao Yu 3206	Corn
12	Ao Yu 3210	Corn
13	Ao Yu 3220	Corn
14	Ao Yu 4	Corn
15	Ao Yu 5102	Corn
16	Ao Yu 5	Corn
17	Ji Dan262	Corn
18	Ji Dan29	Corn
19	Ji Dan413	Corn
20	Ji Dan515	Corn
21	Ji Si 8	Corn
22	Lin Ao 1	Corn
23	Yu Ao 6	Corn
24	Ao Yu 3214	Corn
25	Ao Yu 3628	Corn
26	Fei You 98	Rice
27	Gang You 94-11	Rice
28	Nei Xiang You 9	Rice
29	Zhong You 456	Rice
30	Liang You 456	Rice
31	De Xiang Zao 4	Rice
32	De Nong 108	Rice
33	De Nong 88	Rice
34	De Nong 90	Rice
35	Nei Xiang You 3618	Rice
36	Zhong 9 You 1254	Rice
37	De E Liang You 1	Rice
38	Zheng Cheng 456	Rice
39	De You 1254	Rice
40	Zhu Liang You 4290	Rice
41	Zhu Liang You 3	Rice
42	Guang Liang You 192	Rice
43	Zhong You 4202	Rice
44	Ling You 2	Rice
45	Te You 757	Rice
46	Zhu Liang You 312	Rice
47	De You 13	Canola
48	De You 22-1	Canola
49	Ao Mian 4	Cotton
50	Ao Mian 6	Cotton
51	Ao Mian 618	Cotton
52	Ao Mian 8	Cotton
53	Ao Mian 9	Cotton

With our research, breeding system and management, as of December  2010, we have 25 proprietary corn seed products, 21 proprietary rice seed products, 5 proprietary cotton seed products and 2 proprietary canola seed products that are in commercial production and distribution. Although representing only a minority of our revenues historically, we expect that an increasing portion of our revenues in future years will be derived from our proprietary seeds as opposed to seeds produced under licenses from third parties.

Licensed Seed Products

In addition to the development of our own proprietary seeds, we have licenses to distribute seeds developed by independent research and development institutions which have no commercialization ability or distribution channels of their own. Currently, we have licenses to distribute thirty-one varieties of corn seed, eleven varieties of cotton seed, eleven varieties of rice seed and nine varieties of canola seed. Although substantially all of our historical revenues were derived from the sale of licensed hybrid seeds, the impact of our proprietary seeds has increased in recent years. In the 2007 and 2008 fiscal years, approximately 79.7% and 69.0%, respectively of our revenues resulted from sales of licensed seeds, while in the fiscal years 2009 and 2010, that figure had decreased to 58.22% and 58.51%, respectively.

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

We have joint development agreements with the Liyu under which we and Liyu are coordinating to develop several varieties of corn seeds. Under these agreements, we have developed and produced six varieties of corn seeds, which together have represented a substantial amount of sales in each fiscal year since 2005 as illustrated in the following chart for the three fiscal years ended September 30, 2008, 2009 and 2010:

Varieties of Corn Seeds	2008 Sales	2009 Sales	2010 Sales
LinAo1	5.66%	3.79%	3.96%
AoYu 17	1.38%	1.11%	0.82%
Liyu 16	10.42%	12.99%	14.76%
AoYu 19	0.01%	0.00%	0.00%
Liyu 26	0.27%	0.30%	0.57%
Liyu35	7.14%	8.42%	10.58%
Total	24.88%	26.61%	30.69%

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

Except what was discussed immediately above, no other licensed seed product represented more than 10% of our sales in the fiscal years ended September 30, 2008, 2009 and 2010. In addition, except as disclosed above, no one licensor is responsible for a seed product or group of seed products that represents more than 1% of our revenues during the same periods.

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

In our agricultural chemical business, which is currently only a small portion of our revenues, we face competition from a large number of small and large chemical companies, which are both domestic and international in their business.  In some instances, these companies have substantial resources, including large production capabilities, brand awareness, and financial resources.  We plan to compete based on our established reputation in the crop seed business and deploying our extensive distribution network and relationship with our distribution participants and the farmers who are our ultimate users of our seed products.

Government Regulation

We operate our business mainly in China under a legal regime that consists, at the national level, of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:

☐	the Ministry of Agriculture and its local authorities;

☐	the Ministry of Commerce and its local authorities;

☐	SAFE and its local authorities;

☐	the State Administration of Industry and Commence and its local authorities; and

☐	the State Environmental Protection Administration; and

☐	the State Administration of Taxation, and the Local Taxation Bureau.

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

Under the Seed Law, for a company to engage in the seed business, it must obtain two licenses. One is the production license, which is issued at the provincial level, entitling the holder to engage in seed production in that province. The production license specifies the types of seeds that may be produced, the location of the production of the seeds, and the term of the production license. The second is a license to distribute seeds. Generally, a distribution license is issued by the government at the county level or above. A seed company must obtain a provincial-level license to distribute major crop seeds in that province. In addition, a national level license is necessary for a seed company to distribute seeds nationwide. Among other standards, the amount of the licensee’s registered capital determines if the distribution license is issued at the national or local level, along the following lines:

☐	to obtain a national distribution license, the licensee must have a registered capital of at least RMB30 million (approximately $4,418,327);

☐	to obtain a provincial license to distribute hybrid seed varieties, the licensee must have a registered capital of at least RMB5 million (approximately $736,388); and

☐	to obtain a provincial license to distribute non-hybrid seed varieties, the licensee must have a registered capital of at least RMB1 million (approximately $147,278).

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

The procedure for provincial examination and approval requires the applicant to:

☐	submit the application to the provincial variety authorization committee;

☐
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

☐
go through one successful growing season of trial production, also in at least five different locations. If successful, a provincial examination certificate is granted and a public announcement is made.

The procedure for national examination and approval requires the applicant to:

☐	submit the application to the national variety authorization committee;

☐
complete two growing seasons of monitored production in at least five different locations. Only seeds that have 8% or higher yield compared to control seeds and that also rank in the top six among all seeds being tested in that cycle can proceed to the second year of testing; and

☐	complete one successful growing season of trial production in at least five different locations.

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

The Chinese Agricultural Chemical Market

According to China's National Bureau of Statistics, 2.26 million tons of agricultural chemicals (including active ingredients and formulations) were produced last year, up 12.3% year over year.  China's agricultural chemical industry is estimated at a total industrial production value of RMB132.03 billion, up 4.4% year on year, with total market sales value of RMB128.04 billion, up 5.4%.  As a recent trend, the regulations of the Chinese chemical industry have eliminated the production and sales of the more toxic and harmful insecticides formulations and increased the production of environmentally friendly, water-based insecticides to promote efficient and safe forms of new formulations of chemicals.  The Chinese central government has focused on the increase of direct investment in agriculture along with the increase of subsidies to agriculture and agricultural materials which may raise purchase prices of crops in the following years. These policies should encourage more of the farming population base to purchase more fertilizers and pesticides.

Environmental Protection and Chemical Regulation.

China has been strengthening its laws and regulations in respect of environmental protection.  There is an increasing body of law that governs air, water and other forms of pollution, and the laws apply to all persons and entities in China.  The State Council, the State Environmental Protection Administration and other central ministries, governmental organizations and local governments have issued rules and regulations under the authority of the various applicable statutes. Generally, China follows the principal that the polluter or potential polluter must pay to be engaged in the regulated activities, and therefore, a company conducting business involving pollutants and the storage and discharge of pollutants, must obtain required licenses and pay various governmental fees for their activities in addition to following the legal requirements for the save production, storage and use of hazardous chemicals.  Sources of pollutants are subject to on site inspection and legal liability.

According to the provisions of "Pesticide Management Regulations", "Implementation of Pesticide Management Regulations" and "Pesticide Production Management Practices," Pesticide registration system and production permit system are performed in China. To be qualified to sell pesticide, the company must hold "pesticide product registration card" issued by the Ministry of Agriculture, and "industrial production permit" issued by the State General Administration of Quality Supervision, Inspection and Quarantine or "Approval Certificate for pesticide production" issued by the Ministry of Information Industry. In addition, pesticide products also need to be clearly marked "product performance standards." Kunfeng is operating 38 pesticide products, which all own the qualification certificates mentioned above. Also, there are 6 varieties are applying for the qualification certificates.

To date, the cost of compliance with the regulation related to the agricultural business has not been material.   Improper usage by the consumer base, inclusive of spillages of Origin product by the distributor or end farmer may occur and may cause financial and reputational damage.

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

Our PRC Operating Company Subsidiaries are organized in the PRC and governed by PRC laws. PRC enterprise income tax, or EIT, is calculated based on taxable income determined under PRC accounting principles. Before January 1, 2008, PRC EIT was generally assessed at the rate of 33% (30.0% of state income tax plus 3.0% local income tax) of taxable income. On March 16, 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or the New EIT law, which became effective on January 1, 2008. Under the New EIT law, FIEs and domestic companies will be subject to New EIT at a uniform rate of 25% and the current tax exemption, reduction and preferential treatments which are applicable only to FIEs will be revoked. However, any enterprises established before the promulgation of the New EIT law that are entitled to preferential tax treatments for a fixed period will continue to be entitled to such preferential tax treatment until the expiration of such period.

The applicable tax rate of the PRC New EIT to Beijing Origin is 15% since January 1, 2008. However, the Beijing Origin and Jilin Changrong have been approved as new technology enterprises and enjoy the reduced New EIT rate of 15% while our other operating companies are subject to the New EIT at a uniform rate of 25%.

Pursuant to the Provisional Regulation of China on Value Added Tax, or VAT, and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Pursuant to the Notice of the Ministry of Finance and the State Taxation Administration on Exempting the Value Added Tax for Agricultural Material, self-produced agricultural products sold by agricultural producers shall be exempt from VAT. Pursuant to an approval document received from Beijing Haidian District State Tax Bureau, Beijing Origin has been entitled to exemption from VAT since August 1, 2001. Changrong has been exempted from VAT since its establishment in 2006 and Denong has also been exempted from VAT since January 1, 2006.

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

C. Organizational structure.

Origin Agritech is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC Operating Companies. The following diagram illustrates our current organizational structure:

 (1) We do not have any ownership interest in Beijing Origin, Henan Origin, Changchun Origin, Jilin Changrong or Denong. Through State Harvest, we have entered into a series of stock consignment agreements with their respective shareholders. Gengchen Han (our Chairman), Liang Yuan (our Chief Executive Officer and president), and Yasheng Yang (Vice Chairman of the Board), currently own 34.4%, 25.8%, and 28.68% of Beijing Origin, respectively.

The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest:

Name	Place of incorporation (or establishment)/operation	Percentage of ownership
State Harvest	British Virgin Islands	100% owned by Origin
Origin Biotechnology	Haidian District, Beijing, PRC	100% owned by State Harvest
Beijing Origin	Haidian District, Beijing, PRC	97.96% controlled by State Harvest
Henan Origin	Zhengzhou, Henan Province, PRC	92.04% owned by Beijing Origin
Changchun Origin	Changchun, Jilin Province, PRC	99% owned by Beijing Origin
Denong	Chengdu, Sichuan Province, PRC	97.87% owned by Beijing Origin
Jilin Changrong	Changchun, Jilin Province, PRC	53.95% owned by Beijing Origin
Liyu	Shijiazhuang, Hebei Province, PRC	30.00% owned by Beijing Origin
Linze Origin	Linze, Gansu Province, PRC	100% owned by Beijing Origin
Shandong Kunfeng	Jinan, Shandong Province, PRC	80.00% owned by Beijing Biotechnology

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

To gain control over the PRC Operating Companies (other than Origin Biotechnology, which is not subject to the 49% ownership restriction and which State Harvest entirely owns), State Harvest entered into a series of stock consignment agreements with shareholders of those companies or, in the case of Denong and Jilin Changrong,  with Beijing Origin, the parent of those entities. These agreements consign to State Harvest or Beijing Origin all of the rights of ownership of the shares involved other than legal title, effectively transferring the control of the shares subject to the agreements to State Harvest. Those rights include the right to manage in all respects the shares held in title by the shareholders that are parties to them, including all shareholder rights to call meetings of shareholders, to submit shareholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a shareholder in respect of the shares consigned. More specifically, the consignment agreements include giving the right to select, replace and increase the number of the directors and supervisors, recommend new directors and supervisory personnel and to exercise management rights, controlling rights and decision-making power over the shares of the subject company.  Additionally, the shares of the PRC operating companies are pledged.

Each title holder of these shares has agreed not to interfere with State Harvest’s or Beijing Origin’s exercise of its rights and to cooperate fully and promptly to permit them to exercise its authority over the consigned shares. This includes all limitations on the ability of the consignee to transfer or dispose of the shares to someone other than to the consignee, give guarantees using the shares, consign the shares to another, alter the ownership proportion in any way, dispose of any rights in the ownership of the shares, and agree to any debt or restructuring of the shares. The consignee has the right to take all action in respect of the consigned shares to avoid any damage or infringement of its rights, including in the event of the consigning shareholder’s bankruptcy. The consignee, under the agreements, has virtually all of the property rights of the consigned shares, including the profits, interests, dividends, bonuses and residual assets, except for legal title. If in the future any stock subject to the consignment agreements can be legally transferred to State Harvest then, without further action by the consignee, it shall be transferred to the consignee in whole or in part for no additional consideration to the consigning shareholder.

The stock consignment agreements also provide that if and when the restriction on foreign ownership of food production companies to 49% is removed or the allowed ownership percentage is increased, the consigned shares will then be transferred to the consignee. If not, the consignment agreements continue in full force and govern the consignee’s rights over the shares.

The agreements are subject to force majeure limitations. The term of the agreements is initially three years, but they are automatically renewed indefinitely until both the consignee and the consignor agree to terminate. There is no unilateral right of termination except in the event of a breach, in which event the non-breaching party may cancel the consignment agreement after notice and a reasonable cure period has passed and the breach continues. The consigning shareholders have warranted their authority to enter into the agreements and that the consignee has the exclusive right to control the shares that are subject to the consignment agreements. The agreements are binding on the successors, assignors and heirs of the respective consigning shareholders.

The importance of the stock consignment agreements is that, under U.S. GAAP, the consignee corporation may consolidate the financial reporting of those PRC Operating Companies whose shares are subject to stock consignment agreements in the manner of wholly and majority owned subsidiaries and enjoy the economic benefits of such subsidiaries. Each stock consignment agreement is subject to enforceability and other limitations of the laws and rules of PRC. The consignee may not transfer the consignment agreement, except as permitted by PRC law. However, we may transfer our interest in intermediate consignee corporation without limitation. If there is non-performance by the shareholder or some or all of an agreement is unenforceable, we and the consignee may lose the benefits of the agreements and suffer severe economic loss as a result. No assurance can be given that the consignee will be able to enforce its rights vis-à-vis the consigning shareholders in the courts of the PRC, and we are not aware of any cases where these types of stock consignment agreements have been interpreted by PRC courts.

We believe that these agreements are enforceable under current PRC law. However, none of these kinds of agreements have yet been subject to judicial review or interpretation. The consignment agreements provide that if there is any interpretation of the terms by a PRC court, the agreements should be construed in such a way as to give the consignee as much of the full and actual ownership and full beneficial rights and benefits of the consigned stock as is possible, so as to approximate full ownership under all applicable law.

In the event that the consignment agreement is not enforced or is terminated because of a breach by the consignee that is not cured, the right to the underlying stock would be lost and the economic rights would be terminated. However, such a termination would not terminate the separate agreements entered into by Beijing Origin, Henan Origin and Changchun Origin to transfer technology from those companies to Origin Biotechnology, so even in the event of a termination of a consignment agreement, the consignee would continue to own the applicable PRC entity’s technology and intellectual property through Origin Biotechnology, its wholly owned subsidiary (see “Technical Service Agreements” below). Also, the termination of one shareholder’s consignment agreement does not cause the termination of any of the other consignment agreements, so it would only result in a reduction in consigned shares under the consignee’s control.

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
		97.96%

Technical Service Agreements

All of the intellectual property rights of Beijing Origin, Changchun Origin and Henan Origin have been transferred to Origin Biotechnology pursuant to technical service agreements with each of these respective entities dated December 25, 2004. The purpose of this arrangement was to permit better management and licensing of the intellectual property that the three assignors have developed. Under the technical service agreements, Origin Biotechnology will provide technical research and production and distribution services to Beijing Origin, Changchun Origin, and Henan Origin. These services include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds, and are to be charged on the sales of certain seed products in each fiscal year. These agreements are considered intra-company transactions.

D. Property, plant and equipment.

Our principal executive offices are located in the Changping District in Beijing where we own approximately 10,320 square meters of office space, and the right to use approximately 19,250 square meters of land. The land use right, property, plant, and equipment of our headquarters in Beijing and our Linze branches currently secure a loan of RMB47.9 million. This loan was extended by the China Construction Bank Beijing Shangdi Branch and Agricultural Bank Of China Linze.

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

We own additional facilities in Chengdu, Sichuan province, including 5,000 square meters of office space and a seed processing plant and the rights to use approximately 15,000 square meters of land.  As a result of the Shandong Kunfeng acquisition this year, we own an additional 23,400 square meters of land in Jinan, Shandong province, which in inclusive of 15 worker dormitories and 2 plant buildings for chemical processing and packaging.

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

A. Operating Results.

Overview

We are a leading, technology-focused crop seed company serving China. We currently employ innovative plant breeding techniques, modern biotechnology, and innovative information and research management to develop and deliver high-yield seeds to our native farming customer base. This year we added agricultural chemicals to our product mix.  Our goal is to lead the industry by providing farmers with unique enabling technology and services, producing and protecting higher crop yields. Our activities include the specialization in the research and development, production, and sales and marketing of crop seeds (corn, rice, cotton and canola) throughout the PRC. We have pursued genetically modified research, and in November 2009, we received notification of the Bio-Safety Certificate from the Ministry of Agriculture as a final approval for commercial use of the world’s first genetically modified phytase corn.  We are also actively pursuing approval rights for glyphosate tolerant corn and BT Corn though the progress remains unchanged. Our focus remains in the production of higher quality seed products, whether proprietary or licensed. The majority of our revenues come from our seed products, the majority of which continue to be from licensed seeds.

We continue to develop our sales and marketing team of 272 employees located in 12 sales offices nationwide. Our nationwide distribution network covers most parts of China and consists of over 3,800 first-level distributors and over 65,000 second-level distributors and retailers. Our distributors sell our products to retailers who in turn sell to farmers, who are end-users of our products. We currently provide branded products and technical support to farmers in 30 of China’s 34 provinces. We believe that quality of seed and the correct farmer application of that seed is the best way to increase product yields and overall value to farmers.

The fiscal year ended September 30, 2010 marked a year of continued growth for our company in which we showed significant improvements in both gross margins and net profits.  This was the third consecutive year of improvements in these categories.  This was a result of our company initiatives to improving the quality of our product portfolio and the improving industry conditions, as again marked by strong market prices during the fiscal year ended September 30, 2010.

With regards to our fiscal year 2010 normal product line results, corn seed products remains our strongest product, producing 73% of our sales, as compared to 70% in the fiscal year ended September 30, 2009 and 71% for the fiscal year ended September 30, 2008. The total revenue from corn seed grew 3.00 % to RMB428.86 million in fiscal year 2010 from RMB412.45 million in the fiscal year ended September 2009. Our revenues for the rice unit for the year ended September 30, 2010 decreased approximately 32.7% to RMB84.21 million from RMB125.14 million in the fiscal year ended September 30, 2009.   The lower sales in rice seeds were partly due to weather related factors in which the seed production farmers produced lower amounts of quality seeds for the market this year.  The total revenue from cotton seed increased 20.90% to RMB 11.99 million in fiscal year 2010 from RMB9.92 million in the year ended September 2009.  As with the divestment of Biocentury Transgene earlier this year, the company has begun to focus less on the cotton sales and more on the other main crop seeds, selling a higher portion of our seeds inventories at lower prices. Our canola sales showed a decrease of 9.91% to RMB38.52million in fiscal year 2010 as compared to revenues of RMB42.75million in fiscal year 2009.  Given that the canola seeds are sold in the off season, a substantial amount of the canola seed sales still exist as deferred revenues on our balance sheet.  This is the first year for our pesticide sales and our pesticide revenues for the curtailed revenue period starting June 12, 2010 amounted to RMB18.96 million exclusive of other sales categories.  While in the initial year the margin amounted to 13.01%, we expect margins to rise above 20% for the next year.

Our revenues for the year ended September 30, 2010 were RMB584.86 million (US$87.28 million), a decrease of 1.29% from September 30, 2009 with RMB592.49 million (US$86.76 million).

Operating expenses for the year ended September 30, 2010 were RMB 169.29 million (US$ 25.26 million), representing an increase of 9.96% from September 30, 2009 with RMB153.95 million (US$22.54 million).

Fiscal year 2010 showed significant progress again toward improved industry conditions. The seed industry is beginning to enter the early phases of a consolidation period, in which we believe the next 3 to 5 years will have increased opportunity.  These upcoming years should make the period of change and development in the industry.  The fiscal year end September 30, 2010 marks the third consecutive year of improvement in both our revenues and earnings as a result of these improving industry conditions.

Research and Development Outlook

With the continued growth of the economy in China the demand for higher levels of food production has continued to increase dramatically. The demand is driven by domestic price inflation of food products, the rising consumer desire for higher quality food products, the increased need for fuel including the usage of bio-fuels, and the growing constraints on land. The Chinese central government has taken several measures to deal with these issues. Compared with conventional varieties, the advantages of genetically modified (“GM”) varieties are high yield, high quality and increased disease resistance and herbicide resistance. Farmers plant GM varieties to both save time and cost, while also reducing the amount of field work. GM corn, soybean, and cotton have been widely used in the United States and many other countries to guard against insect damage and to increase crop yields. Crop yields with the successful application to biotechnology which in other developed countries have routinely reported increases of over 10%-15%, as reported commercially by Monsanto and Syngenta. According to the USA, planting area for GM corn increased from 160,000 hectares in 1996 to almost 20 million hectares in 2006 in the United States. Since receiving Chinese government approval, cotton that has been genetically modified to guard against damage from insects, such as the borer, and these varieties are now widely planted in China. GM cotton is widely accepted in the Chinese market. The Chinese authorities have taken the first steps in approving GM crop seed research and commercialization in order to meet the increasing demand of agricultural products with the approval of our phytase corn and BT rice seed.  We expect the Chinese authorities to continue in this direction, although cautiously.

In the past several years our focus on biotechnology research has continued to accelerate significantly. We were approved for the first GM corn seed crop in China, a historical event.  Our glyphosate tolerant gene was approved to the next phase of development.  We continue to seek to become the leader in biotechnology and GM product commercialization in China. We expect that GM crop seeds will gain acceptance in China, and for that reason we have begun biotechnology seed development and invested in programs that focus on genetic modifications to improve the yields, product quality and insect and disease tolerance of seeds for corn and other corps. Development of these biotechnology attributes remains a cornerstone aspect of our business strategy for both the long and short term. As a result, a significant portion of our management resources and attention are dedicated to building these capabilities firm wide for introduction into the PRC domestic crop seed market.

During the past several fiscal years, we established several plant genetic engineering technology platforms. These include transforming herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. We seek to efficiently utilize modern biotechnology in China and hope to further expand beyond China in the future.

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

Under relevant regulations, prior to registration and marketing GM crops in China, the registrant company has to follow the following procedures. Each step (except laboratory research) has an attached reporting and approval process established by the Ministry of Agriculture in order to proceed to the next step:

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

Because we are considered a domestic company in China, we are afforded the ability to proceed through all five phases of GM approval, while international entities are restricted to phase one, currently and forbidden to proceed to phases two through five. We have already had several products in phases two through four, and one product has achieved approval.  We have become the first company to obtain approval to produce and sell GM corn seed in China.
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

As part of our internal efforts, we developed genetic markers to enhance selection of disease resistance lines of maize to accelerate the breeding process. In addition, we continued to utilize our previously implemented data mining infrastructure to search for stable, high yielding hybrids. Our business model draws from existing and new technologies using both conventional breeding and advances in biotechnology. We aim to build upon our current hybrid base where we have accumulated parental seeds with advantageous traits optimized to local soil conditions. We have roughly 117 total products, both licensed and proprietary, in the market. We began to develop our own proprietary hybrid seed varieties in 1998, and as of December 2010, we have 25 proprietary corn seed products, 21 proprietary rice seed products, 5 proprietary cotton seed products and 2 proprietary canola seed products that are in commercial production and distribution in 2010. Currently, we have 9 breeding stations and employ 150 full time research personnel.

Our accomplishments as a company provide a foundation to launch into a range of genetically-modified products. Our sales and technical support provide a platform for us to educate farmers regarding the difference in our product offerings. Our agronomists are often a trusted source to educate farmers on the benefits of genetically modified products. Our accumulated germplasm from conventional breeding techniques forms a base to transform our genetic traits. Our high-end processing, production, and quality control will continue to ensure high-quality seed production. We believe consistent product quality should become increasingly important to consumers with more advanced products. Our nationwide footprint and data mining infrastructure also allow for the matching of products with their most appropriate locations throughout China. Again, this may become more important with the advent of genetically modified products. We believe this should provide stronger products for us in the long term and benefit a wider customer base in the future.

Key factors affecting our growth, operating results and financial condition

We expect our future growth, operating results and financial condition to be driven and affected by a number of factors and trends including:

☐
our ability to strategically manage our growth and expansion, organically or through mergers and acquisitions. If we do not manage our growth effectively, our growth may slow and we may not be able to achieve or maintain profitability;

☐	our ability to develop new products through research and development;

☐	our ability to partner or joint venture for the creation of more advanced bio-technology products;

☐
market fluctuations in the demand for and supply of crop seeds in China and our ability to anticipate market demand and adjust our volume and product mix to maximize revenues and maintain sufficiently high margins to achieve and maintain profitability;

☐	our ability to continue to license or acquire crop seeds from third party developers and our ability to develop proprietary crop seeds;

☐	our ability to continue to effectively market and distribute our core products through active agronomic assistance;

☐	future consolidations in the crop seed industry in China may give rise to new or strengthened competitors;

☐	the possibility that the crop seed industry in China may favor genetically modified seeds over hybrid seeds, and our ability to develop, produce, market, and sell such products;

☐
the possibility of major natural disasters in China, which may have an adverse impact on our business and results of operation, as there is currently no agriculture insurance available in China against natural disasters;

☐	the Chinese government’s continuing support for the growth and development of the agriculture sector;

☐	the impact of Chinese regulation affecting our industry;

☐	our benefits from certain government incentives including tax incentives, the expiration of which, or changes to which, could have an adverse effect on our operating results;

☐
the possibility that excess supply of one or more of our products in our markets may drive down prices and reduce our margins, especially if we are unable to sufficiently differentiate our products from those of our competitors to allow us to charge higher prices; and

☐	our ability to correctly estimate growers’ future needs, and match our product varieties and production levels to meet those needs.

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

During the fiscal year ended September 30, 2010, we reorganized our product portfolio to improve sales margins performance and business has returned back to normal conditions.  As mentioned earlier, these upcoming years should make the period of change and development in the industry.  The fiscal year end September 30, 2010 marks the third consecutive year of improvement in both our revenues and earnings as a result of these improving industry conditions

Deferred revenue

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

Operating expenses

Our operating expenses consist of general and administrative expenses, research and development expenses and selling and marketing expenses. Our operating expenses have grown 9.96% for the year ended September 30, 2010 compared to the same period in 2009, mainly due to the increase in General and Administrative expenses.

We expect our operating expenses to remain consistent to slightly lower for the foreseeable future, but the rate of such increase or decline will depend primarily on our current business needs, including efforts we may undertake to expand our business.

General and administrative expenses. General and administrative expenses primarily consist of salary, depreciation, amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies.  The increase was due in part to increase in salary expenses and also additional expense related to exercise and grant of stock options as related to our performance equity plans.

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

Stock option plan and option agreements

Our stock options are granted under the 2005 and 2009 Performance Equity Plan. We adopted the 2005 Plan in November 2005, under which we could issue share options with the right to purchase up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. During 2009, we adjusted certain outstanding awards, pursuant to action by the compensation committee to align the awards to the price of the stock and our financial outlook so that the awards would continue to offer employment incentivization. As of September 14, 2009, there are awards outstanding covering a total of 214,120 ordinary shares, and which included restricted awards for 89,300 shares. On April 22, 2010, our company adopted the 2009 Performance Equity Plan.  We had outstanding option awards for 125,000 ordinary shares under the Plan at September 30, 2010.

With the adjusted awards, all the option awards have an exercise price within the range of $0 to $12.23 and expire 5 years from the date of grant and vest immediately or over a period of 1 to 5 years. We recorded a total stock-based compensation expense of RMB 5,283,844 (US $705,190) for the year ended September 30, 2008 and RMB 2,756,948 (US$ 403,769) for the year ended September 30, 2009, and RMB4,869,489 (US$715,260) for the year ended September 30, 2010.

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

Write-down of Inventory.

Any excess of the cost over the net realizable value of the inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes necessary to make the sale.  As of September 30, 2010, we had a write off of RMB22.03  million (US $3.29 million) compared to RMB 28.86 million in year ended September 30, 2009, and RMB30.82 million as of September 30, 2008.

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

The Company adopted FASB Accounting Standard Codification (“ASC”) 740-10 (former Interpretation No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109” (“FIN48”)). The Company’s policy on classification of all interest and penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

Stock-based compensation.

We adopted FASB ASC 718-10 (former SFAS No. 123 (revised 2004), or SFAS No. 123(R)), to measure our issued share options based on the grant-date fair value of the options and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We adopt the Black-Scholes Model to value the fair value of the share options.

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

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of revenues, for the periods indicated:

	For the year		For the nine months		For the year						For the year
Item	ended December 31		ended September 30		ended September 30		For the year ended September 30				ended September 30
	2006		2006 (unaudited)		2007		2008		2009		2010
	In	As %		As %		As %		As %		As %		As %
	thousands RMB	of net revenue	In thousands RMB	of net revenue	In thousands RMB	of net revenue	In thousands RMB	of net revenue	In thousands RMB	of net revenue	In thousands RMB	of net revenue
Consolidated statement of income and comprehensive income data:
Revenues	522,999	100	521,910	100	489,379	100	513,490	100	592,492	100	584,860	100
Cost of revenues	362,982	-69	-365,726	-70.07	-462,852	-94.58	-404,795	-78.83	-392,842	-66.30	-353,587	-60.46
Gross profit	160,017	31	156,184	29.93	26,527	5.42	108,695	21.17	199,650	33.70	231,273	39.54

Selling and marketing	-49,651	-9	-57,695	-11.05	-57,994	-11.85	-53,203	-10.36	-55,648	-9.39	-52,227	-8.93
General and administrative	-40,933	-8	-50,204	-9.62	-92,246	-18.85	-73,355	-14.29	-64,833	-10.94	-78,708	-13.46
Research and development	-13,144	-3	-14,158	-2.71	-28,441	-5.81	-24,513	-4.77	-33,473	-5.65	-38,356	-6.56
Total operating expenses	-103,728	-20	-122,057	-23.39	-178,681	-36.51	-151,071	-29.42	-153,954	-25.98	-169,291	-28.95
Income from operations	56,289	11	34,127	6.54	-152,154	-31.09	-42,376	-8.25	45,696	7.71	61,982	10.60
Interest income	8,783	2	9,294	1.77	10,942	2.24	5,199	1.01	2,036	0.34	1,634	.28
Interest expenses	-5,005	-1	-5,391	-1.03	-21,697	-4.43	-36,939	-7.19	-16,784	-2.83	-8,539	-1.46
Other income	2,893	1	5,441	1.04	1,312	0.27	628	0.12	1,991	0.34	2,340	.40
Loss on repurchase of convertible notes	-	-	-	-	-	-	-	-	51,101	-8.62	-	-
Equity in earnings of associated company	12,828	2	13,400	2.57	-669	-0.14	7,702	1.50	4,669	0.79	18,253	3.12
Changes in the fair value of embedded derivatives	-	-	-	-	12,601	2.57	20,229	3.94	3,300	0.56	-	-
Income before income taxes	75,788	14	56,862	10.89	-149,665	-30.58	-45,557	-8.87	-10,193	-1.72	75,670	12.94
Income tax	-367	0	-566	-0.11	49	0.01	3,995	0.78	-11,732	-1.98	-9,319	-1.59
Income before non-controlling interests	75,421	14	56,260	10.78	-149,616	-30.57	-41,562	-8.09	-21,925	-3.70	66,351	11.34
Non-controlling interests	910	0	1,558	0.30	-13,584	-2.78	-1,724	-0.34	-18,892	-3.19	-17,298	-2.96
Net income	76,331	15	57,818	11.08	-163,200	-33.35	-43,286	-8.43	-40,817	-6.89	49,053	8.39

Fiscal Year Ended September 30, 2010 Compared To Fiscal Year Ended September 30, 2009

While our results of operations were recovering during fiscal year 2009 from the lingering effects of the industry reorganization of state seed enterprises and other factors, the 2010 fiscal year results of operations were influenced by our further detailed attention to proper management of our resources and reaction to marketplace conditions, including the proper management of our product portfolio and elimination of poorer performing products. The results were primarily indicative of the increase in seed prices, mainly in the corn seed variety which comprise the majority of our sales.  This is reflected in the increase in the gross margin of corn seeds which increased from 40.60% to 49.65% (as shown below) which added to increased performance in the gross profit and net profit from the fiscal year ended 2010.

Revenues & Gross Margin

Our revenues for the year ended September 30, 2010 were RMB584.86 million (US$87.28 million), a slight decrease of 1.29% from September 30, 2009 with RMB592.49 million (US$86.76 million).

Exclusive of the scrap sales, revenues from our hybrid corn seeds increased 2.44% to RMB421.42 million (US$62.89 million) in the fiscal year ended September 30, 2010 from RMB411.40 million (US$ 60.24 million) in the fiscal year ended 2009. Gross margin of our corn products increased by 6.49% in fiscal year 2010, as compared to the previous twelve month period. This was a result of an increase of corn seed price as a result of our continued aggressive management of the reorganized product portfolio. Revenues from our hybrid rice seeds decreased 34.18% to RMB82.38 million (US$12.29 million) in the fiscal year ended September 30, 2010 from RMB125.14 million (US$ 18.37 million) in the fiscal year ended 2009, exclusive of scrap seed sales.  The lower sales in rice seeds were due in part to weather related factors in which the seed production farmers produced lower amounts of quality seeds for the market this year. Gross margin of our rice products decreased 124% in fiscal year 2010, as compared to the previous twelve month period.  The total revenue from cotton seed increased 19.83% to RMB 11.88 million in fiscal year 2010 from RMB9.92 million in the year ended September 2009.   As with the divestment of Biocentury Transgene earlier this year, the company has begun to focus less on the cotton sales and more on the other main crop seeds, selling a higher portion of our seeds inventories at lower prices . Our canola sales showed a decrease of 10.86% to RMB38.11 million in fiscal year 2010, as compared to revenues of RMB42.75 million in fiscal year 2009.  Given that the canola seeds are sold in the off season, a substantial amount of the canola seed sales still exist as deferred revenues on our balance sheet. This is the first year for our pesticide sales and our pesticide revenues for the curtailed revenue period starting September 12, 2010 amounted to RMB18.96 million exclusive of other sales categories.  While in the initial year the margin amounted to 13.01%, we expect margins to rise above 20% for the next year.

The revenues resulting from non-scrap seed sales for the twelve months ended September 30, 2010 as compared to that of the twelve months ended September 30, 2009 were as follows:

Items	Revenues			Gross Margin
	Year ended September 30, 2010	Year ended September 30, 2009	Growth	Year ended September 30, 2010	Year ended September 30, 2009	Growth
	RMB’000	RMB’000
Hybrid Corn seeds*	421,420	411,405	2.44%	49.65%	40.60%	22.29%
Hybrid Rice seeds*	82,375	125,135	(34.18)%	36.96%	16.50%	124%
Hybrid Cotton seeds*	11,883	9,917	19.83%	35.76. %	49.90%	(28.34)%
Hybrid Canola seeds*	38,106	42,747	(10.86)%	63.05%	41.99%	50.16%
Pesticides*	18,958	N/A	N/A	13.01%	N/A	N/A
Other	1,143	68	N/A	N/A	N/A	N/A
Total normal sales*	573,885	589,272	(2.62)%	47.15%	35.60%	32.45%

* exclusive of scrap sales
**inclusive of parental seed products, maize cob products, and unassociated seed lots.

Cost of Revenue

Our cost of revenue for the year ended September 30, 2010 was RMB353.59 million (US$52.77 million), a decrease of 9.99% from September 30, 2009 which was RMB392.84 million (US$57.53 million), as consistent with the decrease in sales volume.

Gross profit

Our gross profit for the year ended September 30, 2010 increased to RMB231.27 million (US$34.51 million), an increase of 15.81% from September 30, 2009 with RMB199.70 million (US$29.24 million), given the increase in corn seed prices.

Operating expenses

Operating expenses for the year ended September 30, 2010 were RMB169.29 million (US$25.26 million), representing an increase of 9.96% from September 30, 2009 with RMB153.95 million (US$22.55 million).  The increase was due in part to increase in salary expenses and grant of stock options as related to our performance equity plans.

Selling and marketing

Selling and marketing expenses for the year ended September 30, 2010 were RMB52.23 million (US$7.79 million), representing a decrease of 6.15% from September 30, 2009 of RMB55.65 million (US$8.15 million), in part due to lower amount of fertilizer subsidy expense.

General and administrative

General and administrative expenses for the year ended September 30, 2010 were RMB78.71 million (US$11.75 million), representing an increase of 21.41% from September 30, 2009 of RMB64.83 million (US$9.50 million).  As mentioned earlier, this increase was the main reason for the increase in operating expenses, and this increase in general and administrative expense was due in part to increase in salary and grant of stock options as related to our performance equity plans.

Research and development

Research and development expenses for the year ended September 30, 2010 were RMB38.36 million (US$5.72 million), representing an increase of 14.61% from September 30, 2009 with RMB33.47 million (US$4.90 million). Again, the increase in our research and development spending is a result of our commitment to further efforts in the research and development of self-developed seed rights and the further cooperation with universities and other research institutes.

Income from operations

As a result of the impact of the components described above, income from operations for the year ended September 30, 2010 were RMB61.98 million (US$9.25 million), compared with the loss from operations from September 30, 2009 of RMB45.70 million (US$6.69 million).

Interest expense

Interest expenses for the year ended September 30, 2010 were RMB 8.54 million (US$1.27 million), representing a decrease of 49.11% from September 30, 2009 with RMB16.78 million (US$2.46 million), in part due to the repurchase of our convertible note.

Share of net income of equity investments and Gain on disposal of an equity investment

Shares of net income in equity investment increased to RMB18.25 million (US$2.72 million) in the year ended September 30, 2010 from RMB4.67 million (US$0.68 million) in the year ended September 30, 2009.  Of note, the net gain from the sale of our minority investment of Biocentury Transgene is RMB8.88 million (US$1.33 million).

Other income

Other income increased to RMB2.34 million (US$.35 million) for the year ended September 30, 2010 as compared to RMB1.99 million (US$0.29 million) for the year ended September 30, 2009.

Income taxes

Income taxes for the year ended September 30, 2010 were RMB9.32 million (US$1.39 million) as compared with September 30, 2009 income tax of RMB11.73 million (US$1.72 million). During fiscal year 2010 we incurred a decrease in deferred tax assets of RMB5.27 million (US$0.79 million), which is mainly due to the tax losses of Beijing Origin and Denong were used during the year ended September 30, 2010.  The deferred tax asset is composed primarily of net operating loss carry forwards. The valuation allowance is based upon management’s conclusions regarding, among other considerations and estimates of future earnings based on information currently available. After adjusting the one-time losses, it is management’s conclusion that it is more likely than not that the future tax benefits related to the net operating loss carried forward will be realized.

The standard enterprise income tax rate is 25% for 2009 and 2010. However, some of our PRC Operating Companies, such as Beijing Origin and Jilin Changrong, are entitled to a preferential tax rate of 15.0%. For the year ended September 30, 2009 and 2010, the effect of the preferential tax treatment is 10%.   The effective income tax rate for the year ended September 30, 2009 and 2010 was -115% and 12% respectively.

Net income

Our net profit was RMB 49.05 million (US$7.32 million) for the year ended September 30, 2010 as compared to the net loss of RMB40.82 million (US$5.98 million) in the year ended September 30, 2009.

Fiscal Year Ended September 30, 2009 Compared To Fiscal Year Ended September 30, 2008

While our results of operations were materially impacted during fiscal year 2008 by the lingering effects of the industry reorganization of state seed enterprises and other factors, the 2009 fiscal year results of operations were influenced by our increased attention to proper management of our resources and reaction to marketplace conditions.  Our scrap sales only amounted to roughly 0.54% of our total revenues for the year ended 2009 as compared to 4.30% from the fiscal year ended 2008.  Excluding these scrap sales and the impairment of inventory; our gross margins for the period were 35.60% (unaudited) as compared to our 31.56% (unaudited) gross margins for the twelve months ended September 30, 2008.

Revenues & Gross Margin

Our revenues for the year ended September 30, 2009 were RMB592.49 million (US$86.76 million), an increase of 15.38% from RMB513.49 million (US$75.63 million) in the fiscal year ended September 30, 2008.

As a regular course of our business and revenue yield management, a portion of our seeds are liquidated and sold at greatly reduced prices as scrap sales for use as animal feed rather than standard crop seed. This amount was much lower this year as the revenue of the seeds sold as scrap accounted for revenue of RMB3.22 million (US$0.47 million), as compared to RMB22.06 million (US$3.25 million), and a sales volume of 14.71 million kg, in fiscal year end 2008.   Additionally, we wrote off a portion of our seed inventory of RMB7.40 million (US$1.08 million), which was recorded as cost of revenues, as compared during fiscal year 2008 when we wrote off a portion of our seed inventory of RMB18.01 million (US$ 2.65 million). Excluding these temporary scrap sales and the impairment of inventory, our gross margins for the period were 35.60% (unaudited) as compared to our 31.56% (unaudited) gross margins for the fiscal year ended September 30, 2008.

Exclusive of the scrap sales, revenues from our hybrid corn seeds increased 15.60% to RMB411.40 million (US$60.24million) in the fiscal year ended September 30, 2009 from RMB355.89 million (US$ 52.41 million) in the fiscal year ended 2008. Gross margin of our corn products increased by 14.11% in fiscal year 2009, as compared to the previous twelve month period. This was a result of an increase of corn seed price as a result of improved management toward a reorganized product portfolio. Revenues from our hybrid rice seeds increased 31.61% to RMB125.13 million (US$ 18.37 million) in the fiscal year ended September 30, 2009 from RMB95.08 million (US$ 14.00 million) in the fiscal year ended 2008, exclusive of scrap seed sales. This increase was a result of the rice seed prices, despite increase in the unit cost of production of the rice seed. Gross margin of our rice products decreased 2.54% in fiscal year 2009, as compared to the previous twelve month period.

The revenues resulting from non-scrap seed sales for the twelve months ended September 30, 2009 as compared to that of the twelve months ended September 30, 2008 were as follows:

Items	Revenues			Gross Margin
	Year ended September 30, 2009	Year ended September 30, 2008	Growth	Year ended September 30, 2009	Year ended September 30, 2008	Growth
	RMB’000	RMB’000
Hybrid Corn seeds*	411,405	355,890	15.60%	40.60%	35.58%	14.11%
Hybrid Rice seeds*	125,135	95,083	31.61%	16.5%	16.93%	-2.54%
Hybrid Cotton seeds*	9,917	16,622	40.34%	49.9%	36.93%	35.12%
Hybrid Canola seeds*	42,747	23,774	79.81%	41.99%	66.54%	36.90%
Others**	68	59	15.25%
Total normal sales*	589,272	491,428	19.91%	35.60%	31.56%	12.80%

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

Share of net income of equity investments

Shares of net income of equity investment from RMB4.67 million (US$0.68 million) in the year ended September 30, 2009 from RMB7.7 million (US$1.13 million) for the fiscal year ended September 30, 2008. The amount in both years was primarily due to the investment in BioCentury Transgene.

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
.
The standard enterprise income tax rate is 25% for 2008 and 2009. However, some of our PRC Operating Companies, such as Beijing Origin and Jilin Changrong, are entitled to a preferential tax rate of 15.0%. For the year ended September 30, 2008 and 2009, the effect of the preferential tax treatment is 10%.   The effective income tax rate for the year ended September 30, 2008 and 2009 was 9% and -115% respectively.

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

Net loss

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

B. Liquidity and Capital Resources.

As of September 30, 2009 and 2010, we had approximately RMB121.26 million (US$17.76 million) RMB299.67 million (US$44.72 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and short term liquid investments with original maturities of three months or less that is deposited with banks and other financial institutions.  We believe our working capital is sufficient to meet our present requirements.

We financed our operations together with the repayment of repurchasing the convertible bond at December 31, 2009 through cash generated from operating activities and short-term borrowings.  At September 30, 2010, we had total short-term borrowings of RMB85.90 million (US$12.82 million) which were comprised of secured bank loans of RMB47.90 million and unsecured bank loans of RMB38million, which is under Beijing Origin has been guaranteed by a subsidiary, BioTech. The secured loans were secured by the Company’s land use rights of RMB3.14 million and plant and equipment of RMB44.83million. The annual interest rate ranged from 5.31% to 5.84%.

A portion of our short-term borrowings (RMB45.90 million) is secured by our land use rights and the office building, both of which are in the Zhongguancun Life Science Park.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the nine months ended September 30, 2006, and the 12 months ended September 30, 2006 (unaudited), the years ended September 30, 2007, September 30, 2008, September 30, 2009 and September 30, 2010.

Item	Nine months Ended	Twelve months ended	Year ended September 30
(In thousands)	September 30	September 30
	2006	2006 (unaudited)	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	RMB	US$

Net cash provided by Operating activities	(123,260)	(78,973)	(169,242)	57,198	208,883	298,604	44,561

Net cash (used in) provided by investing activities	(244,972)	(268,612)	(90,948)	107,630	(15,981)	15,105	2,253

Net cash used in by financing activities	275,006	475,972	283,774	(212,025)	(175,933)	(136,359)	(20,350)

Net increase (decrease) in cash and cash equivalents	(93,226)	128,387	23,584	(47,197)	17,059	177,350	26,464

Cash and cash equivalents, Beginning of year	237,828	237,828	140,953	162,314	102,263	121,255	18,095

Effect of exchange rate changes on cash and cash equivalents	(3,649)	(4,085)	(2,223)	(12,854)	1,933	1,067	161

Cash and cash equivalents, end of year	140,953	362,130	162,314	102,263	121,255	299,672	44,720

Operating activities. Net cash provided by operating activities was RMB298.61 million (US$44.56 million) forthe year ended September 30, 2010 compared to net cash of RMB208.88 million (US$30.59 million) for the year ended September 30, 2009.  This increase was primarily due to increase in the net income to RMB49.05 million (US$7.32 million) and the increase in the advances from customers to RMB128.83 million (US$19.23 million).

Investing activities. Net cash provided by investing activities was RMB15.11 million (US$2.25 million) for the year ended September 30, 2010.  Net cash used in investing activities was RMB15.89 million (US$2.33 million) for the year ended September 30, 2009.  This increase in net cash provided was in part due to the proceeds from disposal of equity investment of RMB50.0 million (US$7.46 million), more specifically in regards to the divestment in the non-controlling interest of Biocentury Transgene.

Financing activities. Net cash used in financing activities was RMB136.36 million (US$20.35 million) for the year ended September 30, 2010.  Net cash used in financing activities was RMB175.93million (US$25.76 million) for the year ended September 30, 2009.  This was mainly due to the increase in the proceeds from short term borrowings to RMB191.90 million (US$28.64 million) though this figure was partially offset by our repurchase of the convertible notes of RMB117.90 (US$17.59 million). There is also cash used in acquiring additional equity interest from non-controlling shareholders amounted to RMB24.20 million (US$3.61 million).

Due to the cyclical nature of the cash flow inherent in our business, the majority of cash flow from operations is received during the second half of the calendar year, which corresponds to the fourth quarter and the subsequent first quarter of our fiscal year.  We use bridge loan financings and bank credit facilities to cover operating expenses during low-revenue portions of the year, which generally include July through December. We believe we can generate sufficient cash flows from operating activities and can access sufficient borrowing capacity from local banks to satisfy our seasonal liquidity needs.

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

Relevant PRC laws and regulations permit payments of dividends by our PRC Operating Companies only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund requires that annual appropriations of 10% of net after-tax income be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC Operating Companies are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances.

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

We have established technological cooperative relationships with five universities and sixteen research institutes in China, including Beijing University, China Agricultural University, and Chinese Academy of Sciences. We employ 150 full time research personnel. Our research and development expenditures were $1.66 million, $3.80 million, $3.61 million, $4.9 million, and $5.72 million for the nine months ended December 31, 2006 and for the fiscal year ended September 30, 2007, September 30, 2008, September 30, 2009 and September 30, 2010, respectively. Our continued increase in our research and development spending is a result of the further efforts in the research and development of self-developed seed rights and biotechnology traits both through joint development and in-house efforts.

D. Trend Information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from October 1, 2009 to September 30, 2010 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E. Off-balance Sheet Arrangements.

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts or outstanding derivative financial instruments. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular Disclosure of Commitments and Contingencies.

We have various contractual obligations that will affect our liquidity.  The following table sets forth our contractual obligations as of September 30, 2010.

		Payments due by September 30,
		Within
	Total	2011	2012	2013	2014	2015	Thereafter
	RMB000	RMB000	RMB000	RMB000	RMB000	RMB000	RMB000

Operating Lease Obligations	15,479	2,655	1,688	2,113	1,520	1,513	5,993
Capital Commitments (1)	16,823	16,823	-	-	-	-	-
Purchase Obligations (2)	27,083	5,000	5,000	5,000	5,000	5,000	2,083
Short-Term Debt Obligations (3)	85,900	85,900		-	-	-	-

Total	145,285	110,378	6,688	7,113	6,520	6,513	8,076

(1)	Includes capital commitments for purchase of plant, building construction, equipment, land use rights and technology use rights.

(2)
On March 6, 2006, Changrong entered into a contract with the Corn Research Institution of Jilin Academy of Agricultural Science to pay RMB5 million every year from 2006 to 2016 for R&D activities on behalf of Changrong.

(3)	Represents short term loans from China Construction Bank, Shangdi Branch, and Agricultural Bank Of China Linze Branch.

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

Last year, we began a fresh review of the contingent tax position by requesting and receiving alternate U.S. tax counsel on this matter.  On September 23, 2010, the Company filed a revised 2005 tax return to the United States Internal Revenue Service, or IRS in a way to rectify the previously filed tax return regarding this tax liability.  The IRS has not responded to the tax filing either directly or with any paperwork as of the date of this filing.  While the timeline for the IRS to question on the tax return is generally three years,  this matter may take a prolonged period of time to resolve depending on the return time for IRS and the necessity of future appeals or re-evaluation.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of December 31, 2010.

Name	Age	Position

Gengchen Han (1)	55	Chairman of the Board
Liang Yuan (2)	53	Director, President and Chief Executive Officer
Yasheng Yang (3)	48	Vice Chairman of the Board
Bailiang Zhang	69	Independent Director
James Kang (4)	51	Independent Director
Min Tang	57	Independent Director
Yingqi Xia (5)	57	Independent Director
Michael W. Trimble	53	Independent Director
Remo Richli	47	Independent Director
Irving Kau (6)	36	Acting Chief Financial Officer

1.	Dr. Gengchen Han relinquished his role as co-Chief Executive Officer, effective January 1, 2009. Dr. Han continues in his position as Chairman of the Board.
2.	Liang Yuan was appointed as sole Chief Executive Officer, effective January 1, 2009.
3.	Yasheng Yang resigned his position as Acting Chief Financial Officer effective January 1, 2010, but continues as Vice Chairman of the Board.
4.	James Kang was appointed to be an independent director, effective January 1, 2010, upon the resignation of Dafang Huang.
5.	Yingqia Xia was appointed to be an independent director, effective January 1, 2010, upon the resignation of Seven Urbach.
6.	Irving Kau was appointed to be Acting Chief Financial Officer, effective January 1, 2010.

Gengchen Han is the Chairman of the Board of Origin and Co-Chairman of the Origin Strategic Advisory Committee. Dr. Han is also the Executive Chairman of Beijing Origin and its affiliated companies, a position that he has held since founding the business in 1997. Dr. Han was the Co-Chief Executive Officer and Chief Executive Officer of the company from its inception in 1997 until January 1, 2009.  Dr. Han has more than 20 years of experience in research and development of hybrid seed products, particularly corn seed. From 1982 until 1984, Dr. Han was a lecturer at the Henan Agriculture University. From 1984 to 1987, Dr. Han received his Ph.D. degree in Plant Breeding and Cytogenics from Iowa State University. From 1989 until 1990 he worked for the International Maize and Wheat Improvement Center, or CIMMYT, in Mexico. He worked for Pioneer Hi-bred International from 1990 to 1996; his positions there included Regional Technical Coordinator for Asia/Pacific and Regional Supervisor for China Business.

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

Yasheng Yang is Vice Chairman of the Board. Mr. Yang previously served as President, Vice Chairman, and Chief Operating Officer of Origin from 2005 to 2007. He is also an executive officer of each of our PRC Operating Companies since 1998, where he is principally responsible for advertising and marketing, and serves as President of BioCentury Transgene. Prior to joining Beijing Origin, from 1995 to 1997, he worked in the Fujian province government as an officer, where he specialized in the areas of technology, medicine and education.

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

Dr. Min Tang has been a director of Origin since January 2009.  Dr. Tang is currently the Founder, President, and Chief Executive Officer of You Cheng, a social development and entrepreneurship education initiative.  Previously, Dr. Tang sat as the Deputy Secretary of the China Development Research Foundation in charge of financial reform, energy conservation, and social development for the Development Research Center reporting to the State Council of China.  Previous to his position as the Deputy Secretary of the foundation, Dr. Tang worked in Asia Development Bank for 18 years.  From 2000-2007, he was the Chief Economist of Asian Development Bank Resident Mission in China. Prior to this, Dr. Tang received his masters and PhD. degree in Economics from University of Illinois at Urbana Champaign, USA.

Michael W. Trimble has been a director of Origin since May 2006. Dr. Trimble is the founder of Trimble Genetics International LLC, or Trimble Genetics, and has been the President of Trimble Genetics since 2001. Trimble Genetics is a plant genetics research company that has expanded business and research relationships to include activities in North America, South America, Asia, Europe, the Middle East and Africa. Dr. Trimble is a leader in plant genetics research with over thirty years of experience in crop breeding and the agricultural seed industry. Dr. Trimble is an inventor of numerous patents in the field of plant genetics. Dr. Trimble graduated with a Ph.D. degree from the University of Minnesota and also completed graduate programs at Purdue University and Iowa State University.

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

Dr. Yingqi Xia has been a director of Origin since January 2010. Dr. Xia sits as the Chairman of Beijing Expert Association, Previous to his position; Dr. Xia worked as the Executive Deputy Director of Zhong Guan Cun Science Park, the largest high-tech zone in China. as the Division Chief for the World Bank Department in the Ministry of Finance in the People’s Republic of China and in the Chinese Embassy to the United States. Prior to this, Dr. Xia received his PhD. degree from University of Ottawa, Canada.

Dr. James Kang has been a director of Origin since January 2010. Dr. Kang is a Professor and Distinguished University Scholar in the Department of Pharmacology and Toxicology at the University Of Louisville School Of Medicine as well as a National One-Thousand Talents Theme Professor and the Director of Regenerative Medicine Research Center at Sichuan University West China Hospital in China. Dr. Kang has also been serving as the President and CEO of InnoRem, Inc. and the President of International Organization of Life Science and Biotechnology. Prior to this, Dr. Kang received his PhD. Degree from Iowa State University and completed his postdoctoral fellow training at Cornell University Medical College in New York.

Mr. Irving H. Kau has been Acting Chief Financial Officer of Origin since January 2010. Mr. Kau has worked as Vice President of Finance for Origin Agritech for the last four years, and previously worked with Chardan Capital, Merriman Curhan Ford, and Strategic Growth Incorporated, where he held senior management positions in invested portfolio companies. He also completed course work at University of Southern California towards a PhD. in Business Strategy.  He has a background in both finance and genetics while publishing several peer reviewed academic papers. Mr. Kau received undergraduate degrees from Johns Hopkins University and a graduate degree from Rice University, where he received the Jones Partners Scholarship (merit-based) to attend.

 B. Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB 3.20 million (US$0.47 million) for the twelve months ended September 30, 2010.   Options Granted are stated in the chart found below.

2005 Performance Equity Plan

A portion of our outstanding options are granted under the 2005 Performance Equity Plan. We adopted the Plan in November 2005, under which we could issue share options with the right to purchase up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. We had outstanding option awards and outstanding grants for 360,567ordinary shares under the Plan at September 30, 2010.  These values were subject to the adjustment as of September 14, 2009 whereby grantees were allowed the right to exchange existing options for options with the exercise price of $4.00/share or restricted shares grants at no additional expense to the company.  While we granted no options under the Plan with the right to purchase in fiscal year 2009, options granted to our officers and directors remain in both the pools for the options granted in 2005 and 2008, as shown by the aggregate table below.

2009 Performance Equity Plan

On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we are able to issue share options with the right to purchase up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisor.  The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors.  We had outstanding option awards for 125,000 ordinary shares under the Plan at September 30, 2010.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
Gengchen Han	34,500	$4.00/Share	November 8, 2005	November 8, 2010
	20,000	$12.23/Share	January 4, 2010	January 3, 2015
Liang Yuan	13,800	$4.00/Share	November 8, 2005	November 8, 2010
	20,000	$12.23/Share	January 4, 2010	January 3, 2015
Yasheng Yang	27,600	$4.00/Share	November 8, 2005	November 8, 2010
	5,000	$12.23/Share	January 4, 2010	January 3, 2015
Remo Richli
	15,000	$5.30/Share	March 28, 2008	March 27, 2013
	5,000	$12.23/Share	January 4, 2010	January 3, 2015
Bailiang Zhang
	10,000	$5.30/Share	March 28, 2008	March 27, 2013
	5,000	$12.23/Share	January 4, 2010	January 3, 2015
Michael Trimble	25,000	$5.30/Share	March 28, 2008	March 27, 2013
	5,000	$12.23/Share	January 4, 2010	January 3, 2015
Min Tang	10,000	$12.23/Share	January 4, 2010	January 3, 2015
Yingqi Xia	5,000	$12.23/Share	January 4, 2010	January 3, 2015
Y. James Kang	5,000	$12.23/Share	January 4, 2010	January 3, 2015
Steven Urbach	6,900	$4.00/Share	November 8, 2010	November 8, 2010

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

Employment Agreements

Each of Dr. Hanand Messrs. Yuan have entered into employment agreements with us. The agreements have a term of three years commencing as of January 1, 2009. The executives are entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreements are terminable by Origin for death, disability and cause. The executive may terminate for good reason, which includes Origin’s breach, the executive’s loss of his seat on the board of directors, and change of control. In the event of termination for good reason or without cause, the executive will receive compensation and benefits under his or her employment agreement through the earlier of two years from the date of termination or through the term of the agreement. The agreements contain provisions for the protection of confidential information and a three-year non-competition period within China. In the purchase agreement, there is an additional non-competition agreement applicable to these persons for the greater of five years after consummation or two years after employment that includes Hong Kong and Taiwan, in addition to China.

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

The board of directors has determined that each of Messrs. Remo Richli, Yingqi Xia, and Min Tang has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of Audit Committee functions.

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

Pursuant to the terms of its charter, as amended, the Audit Committee’s responsibilities include, among other things:

☐	annually reviewing and reassessing the adequacy of the Audit Committee’s formal charter;

☐	reviewing our annual audited financial statements with our management and our independent auditors and the adequacy of our internal accounting controls;

☐	reviewing analyses prepared by management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

☐	the engagement of the independent auditor;

☐	reviewing the independence of the independent auditors;

☐
reviewing our auditing and accounting principles and practices with the independent auditors and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditor or our management;

☐	the appointment of the independent auditor;

☐	approving professional services provided by the independent auditors, including the range of audit and non-audit fees; and

☐	reviewing all related party transactions on an ongoing basis for potential conflicts of interest.

The Audit Committee makes pre-approval of the services to be provided by our independent auditors. The Audit Committee also reviews and recommends to the board of directors whether or not to approve transactions between us and any officer or director that occurs outside the ordinary course of business.

Compensation Committee

The members of our Compensation Committee are Michael W. Trimble (chairman), James Kang, and Min Tang. The Compensation Committee also administers our stock option plan, including the authority to make and modify awards under the 2005 and 2009 Performance Equity Plans.  The current charter of the Compensation Committee, which was adopted March 16, 2007, provides that the committee is responsible for:

☐	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors, officers and other senior employees;

☐	reviewing and determining performance-based awards and compensation for our officers and other employees;

☐	reviewing and determining share-based compensation (including the 2005 and 2009 Performance Equity Plan) for our directors, officers, employees and consultants;

☐	administering our equity incentive plans (including the 2005 and 2009 Performance Equity Plan) in accordance with the terms thereof; and

☐	such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

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

Pursuant to a vote by the board of directors taken at a board meeting held March 16, 2007, the Nominating Committee charter was amended. Pursuant to the terms of its charter, as amended, the Nominating Committee’s responsibilities include, among other things:

☐	actively seeking and evaluating qualified individuals to become new directors as needed;

☐	reviewing current directors’ suitability when their terms expire or one has a significant change in status;

☐	making recommendations with respect to succession planning for the co-chief executive officer and other officers; and

☐	such other matters that are specifically delegated to the Nominating Committee by our board of directors from time to time.

Summary of Significant Differences in Corporate Governance Practices for Purposes of Rule 5615 of theNASDAQ Marketplace Rules

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

Under Rule 5605 a U.S. domestic listed company is required to have a nominations committee and compensation committee.  We are not required to have such committees under the BVI laws, however, we do have these two committees, and follow the Nasdaq Marketplace rules in the independence requirements.

Under Rule 5620, a U.S. domestic issuer must solicit proxies and provide proxy statements for all meetings of shareholders. There are no such mandatory requirements under BVI laws. There were no specific items that our board of directors requested the shareholders to vote on. We held a shareholders meeting on September 17, 2010, for which we did not provide proxy statements.

Under Rule 5635, a US domestic listed company is required to obtain shareholder approval of equity award plans and issuances of equity securities in excess of certain amounts when at less than market or book value.  There are no such mandatory requirements under BVI law.  We do not plan to get shareholder approval for future increases in the 2005 Plan or any other equity award plan approved by the directors in the future or for issuances of equity securities that exceed 20% of the outstanding shares of the company if they are sold at less than market or book value.

D. Employees.

We had 938, 874 and 974 employees as of December 31, 2008, 2009 and 2010, respectively. We plan to hire additional employees as we expand. Substantially all of our employees are located in China. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2010:

Areas of Operations	Number of Employees	Percentage of Total
Research and Development	150	15.4%
Sales and Marketing	272	27.93%
Production	247	25.36%
Quality Control	64	6.57%
Others	241	24.74%
Total	974	100.00%

From time to time, we also employ part-time employees, including independent contractors to support our research and development and production activities, and other temporary employees. During the fiscal year ended September 30, 2010, we had an aggregate of 36 temporary employees.

We offer our employees additional annual merit-based bonuses based on the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts equal to 28%, 12%,24%, 1.2%, 0.8% and 0.8%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E. Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2010, by:

☐	each of our directors and executive officers who beneficially own our ordinary shares; and

☐	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned ( * )
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han Chairman of the Board (1) (2)	3,336,400	14.0%
Liang Yuan Chief Executive Officer, Director (1) (3)	3,336,400	14.0%
Yasheng Yang Vice Chairman of the Board and Director (1) (4)	1,136,980	4.8%
Michael W. Trimble Director (5)	9,332	0.03%
Principal Shareholders:
Fidelity Investments (FMR, Inc.)	3,452,053	14.51%
Guggenheim Capital and Fund	1,900,143	7.99%
Prescott Group Capital Management	860,791	3.61%

* Beneficial ownership and percentage is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(1)
Unless otherwise indicated, the business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing PRC 102206.  See Item 6B.  “Directors, Senior Management, and Employees – Compensation” for discussion of option included in the table granted under the 2005 and 2009 Performance Equity Plan.

(2)
The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares. Excludes 54,500 shares that may be acquired under exercisable stock options.

(3)
The shares reported in the above table are held by Mr. Yuan through a personal holding company, Bonasmart Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Mr. Yuan will have voting and dispositive authority over all the shares.  Excludes 33,800 shares that may be acquired under exercisable stock options.

(4)
The shares reported in the above table are held by Mr. Yang through a personal holding company, Leekdon Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Mr. Yang will have voting and dispositive authority over all the shares.  Excludes 32,600 shares that may be acquired under exercisable stock options.

(5)	The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131. Excludes 30,000 shares that may be acquired under exercisable stock options.

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

The stock consignment agreements give the consignee corporation, State Harvest, control over the shares of the three PRC Operating Companies.  The agreements give State Harvest the right to manage in all respects the shares held in title by the shareholders, including all shareholder rights to call meetings of shareholders, to submit shareholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a shareholder in respect of the consigned shares. More specifically, the consignment agreements give State Harvest the right to select, replace and increase the number of the directors, supervisors and recommend new director and supervisor persons, and to exercise management rights, controlling rights and decision-making power over the shares of the PRC Operating Companies. The shareholders agreed not to interfere with State Harvest’s exercise of its rights and to cooperate fully and promptly to permit State Harvest to exercise its authority over the consigned shares. This includes all limitations on the ability of each consignee to transfer or dispose of the shares other than to State Harvest, give guarantees using the shares, consign the shares to another, alter their ownership proportions in any way, dispose of any rights in the ownership of the shares, agree to any debt, waive rights or restructure the shares. State Harvest has the right to take all action in respect of the consigned shares to avoid any damage or infringement of its rights, including in the event of the consigning shareholder’s bankruptcy. State Harvest, under the consignment agreements, has all rights in the consigned shares, including rights to profits, interest, dividends, bonuses and residual assets. If in the future any stock subject to the consignment agreements can be legally transferred to State Harvest, then without further action or payment by State Harvest, it shall be transferred to State Harvest in whole or in part for no additional consideration to the consigning shareholder. The term of each consignment agreement is initially three years, but is automatically renewed indefinitely until both consigners and the consignee agree to terminate. For more information about the stock consignment agreements, See Item 8.01 “Other Events” of our Form 8-K filed with the Securities and Exchange Commission on August 8, 2005.  Shares in the PRC operating companies are pledged under these stock consignment agreements.

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

Legal Proceedings

In 2008, a supplier lodged a legal lawsuit against Beijing Origin with a claim of RMB5,730. The lawsuit was the dispute of ownership of the technology right for a licensed seed which Beijing Origin purchased from this supplier. The court concluded the lawsuit in favour of Beijing Origin. However, during 2010 the plaintiff lodged an appeal to the court. The Company believes that the lawsuit has no merit and considers the loss on the litigation is not probable.

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

B. Significant changes.

On December 15, 2009, Beijing Origin acquired an additional 10% stake in Jilin Changrong for RMB 24.00 million (US $3.58 million) bringing Beijing Origin’s total direct ownership to 53.95% and our combined direct and indirect ownership to 61.66%.

On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we are able to issue share options with the right to purchase up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisor.  The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors.

On May 27, 2010, Beijing Origin divested a 34% interest in Biocentury, a leading company engaged in GM cotton research, seed production, and marketing in China, for RMB60.0 million (US$8.95 million).

On June 12, 2010, Origin Biotechnology acquired 80% of the equity interest in Kunfeng for RMB14,960. The financial statements of Kunfeng have been consolidated into Agritech since that date. Kunfeng is engaged in production of agricultural chemical producer in Shandong, PRC.

ITEM 9. THE OFFER AND LISTING

A. Offering and listing details.

Our ordinary shares traded on the OTC BB under the symbol CAQC as the common stock of our predecessor, Chardan until November 8, 2005, when Chardan merged with Origin for the purpose of redomestication out of the United States. On November 8, 2005, Origin’s ordinary shares were approved to be listed on the then Nasdaq National Market under the ticker symbol of SEED. On June 26, 2007, Origin’s ordinary shares were approved for listing on the NASDAQ Global Select Market, where they continue to trade under the SEED ticker symbol.

The following table provides the historical high and low trading prices for Origin’s ordinary shares for the periods indicated below.

	The OTCBB Price per Common Stock		The OTCBB Price per Warrant		The OTCBB Price per Unit		Nasdaq (2) Price per Share
	High	Low	High	Low	High	Low	High	Low
Annual Market Prices
Year 2005 (from November 8, 2005)	N/A	N/A	N/A	N/A	N/A	N/A	13.80	8.75
Transition period from January 1, 2006 through September 30, 2006)(1)	N/A	N/A	N/A	N/A	N/A	N/A	18.35	9.31
Year 2007 (until September 30, 2007)	N/A	N/A	N/A	N/A	N/A	N/A	15.12	6.54
Year 2008 (until September 30 2008)	N/A	N/A	N/A	N/A	N/A	N/A	14.99	4.32
Year 2009 (until September 30 2009)	N/A	N/A	N/A	N/A	N/A	N/A	6.46	1.70
Year 2010 (until September 30, 2010)	N/A	N/A	N/A	N/A	N/A	N/A	15.02	4.40

Quarterly Market Prices
First Quarter 2008 ended December 31, 2007	N/A	N/A	N/A	N/A	N/A	N/A	14.99	5.23
Second Quarter 2008 ended March 31, 2008	N/A	N/A	N/A	N/A	N/A	N/A	12.09	4.50
Third Quarter 2008 ended June 30, 2008	N/A	N/A	N/A	N/A	N/A	N/A	7.65	5.10
Fourth Quarter 2008 ended September 30, 2008	N/A	N/A	N/A	N/A	N/A	N/A	6.17	4.32

	The OTCBB Price per Common Stock		The OTCBB Price per Warrant		The OTCBB Price per Unit		Nasdaq (2) Price per Share
	High	Low	High	Low	High	Low	High	Low
First Quarter 2009 ended December 31, 2008	N/A	N/A	N/A	N/A	N/A	N/A	5.39	1.76
Second Quarter 2009 ended March 31, 2009	N/A	N/A	N/A	N/A	N/A	N/A	3.52	1.70
Third Quarter 2009 ended June 30, 2009	N/A	N/A	N/A	N/A	N/A	N/A	6.31	2.50
Fourth Quarter 2009 ended September 30, 2009	N/A	N/A	N/A	N/A	N/A	N/A	6.46	3.75
First Quarter 2010 ended December 31, 2009	N/A	N/A	N/A	N/A	N/A	N/A	14.57	4.40
Second Quarter 2010 ended March 31, 2010	N/A	N/A	N/A	N/A	N/A	N/A	15.02	8.27
Third Quarter 2010, ended June 30, 2010	N/A	N/A	N/A	N/A	N/A	N/A	10.83	6.63
Fourth Quarter 2010 ended September 30, 2010	N/A	N/A	N/A	N/A	N/A	N/A	9.47	6.72
First Quarter 2011 ended December 31, 2010	N/A	N/A	N/A	N/A	N/A	N/A	11.45	7.90

Monthly Market Prices
July 2010	N/A	N/A	N/A	N/A	N/A	N/A	8.59	6.83
August 2010	N/A	N/A	N/A	N/A	N/A	N/A	9.22	7.14
September 2010	N/A	N/A	N/A	N/A	N/A	N/A	8.67	7.23
October 2010	N/A	N/A	N/A	N/A	N/A	N/A	9.35	8.01
November 2010	N/A	N/A	N/A	N/A	N/A	N/A	9.34	8.40
December 2010	N/A	N/A	N/A	N/A	N/A	N/A	10.97	8.83

As of January 7, 2011, our stock price closed at US$10.77 on the Nasdaq Global Select Market.

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

United States federal income taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ordinary shares. This discussion applies to you only if you hold and beneficially own our ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

☐	dealers in securities or currencies;

☐	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

☐	banks or other financial institutions;

☐	insurance companies;

☐	tax-exempt organizations;

☐	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ordinary shares through any such entities;

☐	persons that hold ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

☐	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

☐	persons liable for alternative minimum tax; or

☐	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ordinary shares) entitled to vote.

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ordinary shares and are:

☐	a citizen or resident of the United States for U.S. federal income tax purposes;

☐	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

☐	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

☐
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

We believe that we were not a PFIC for the taxable year 2010. However, there can be no assurance that we will not be a PFIC for the taxable year 2010 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2010 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

☐
that gain is effectively connected with the conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ordinary shares, such gain is attributable to a permanent establishment that you maintain in the United States; or

☐
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

We have recorded RMB1.97 million (US$0.29 million) of foreign exchange gain in our net income for the twelve months ended September 30, 2010, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are exchanged, as well as re-evaluate its policy of using a fixed-rate regime to a basket of currencies govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 4.6%, 5.9%, -0.8% and 3.6% in fiscal year ended 2007, the fiscal year ended September 30, 2008, 2009 and the year ended September 30, 2010 respectively. Sustained or increased inflation in China may have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially changed during the period covered by this Annual Report.

ITEM 15. CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures: As of September 30, 2010 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s management including the Chief Executive Officer and the Acting Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company's disclosure controls and procedures.  We have determined those controls are effective as of September 30, 2010.

(b) Report of Origin’s Management on Internal Control over Financial Reporting: Origin’s Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting as of September 30, 2010. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2010. In making this assessment, it used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based upon this evaluation, the management concluded that the Company’s internal control over financial reporting were effective.

BDO Limited, our independent registered public accounting firm, has issued an attestation report which is included in Item 18 of this Annual Report on Form 20-F.

(c)  Attestation report of the registered public accounting firm.  Included in this report on Form 20-F is the attestation report of BDO Limited.

(d) Changes in internal control over financial reporting: There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS.

On January 18, 2007, our board of directors adopted a code of ethics for senior executive and financial officers, including our chief executive officers and our principal financial officer (i) to promote the honest and ethical conduct of our senior executive and financial officers, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed with or submitted to the SEC and in other public communications by us; (iii) to promote compliance with all applicable laws, rules and regulations that apply to us and our senior executive and financial officers; (iv) to deter wrongdoing; and (v) to promote prompt internal reporting of breaches of, and accountability for adherence to, this code. A copy of the code of ethics is filed as an exhibit to this Annual Report by incorporation by reference.

On January 18, 2007, our board of directors also adopted a code of conduct for our employees, including directors and officers. The purpose of this code of conduct is to provide a summary of certain of our key policies and procedures and to help ensure lawful and ethical conduct. A copy of the code of conduct is filed as an exhibit to this Annual Report by incorporation by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)   Audit Fees.

The aggregate fees billed for the fiscal year ended September 30, 2009 and 2010 for professional services rendered by BDO Limited for the audit of internal control system and the financial statements of the fiscal year ended September 30, 2009 and 2010 of Origin Agritech Limited were $0.5 million and $0.45 million respectively. The professional services rendered by BDO Limited in preparing letters of consent for SEC Registration Statements Form F-3 and Form S-8 were $0.02 million.

(b)   Audit - Related Fees

The aggregate fees billed for the year ended September 30, 2009 and 2010 for professional services rendered by BDO Limited for the performance of agree-upon procedures for the quarterly financial statements during the year ended September 30, 2009 and 2010 were $0.08 million and $0.03 million respectively.

 (c) Tax Fees

We did not enter into any engagement during the fiscal years ended September 30, 2009 or 2010 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d) All Other Fees

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal years ended September 30, 2009 and 2010.

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

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit
Number	Description

1.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

1.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

1.3	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

1.4	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

1.5	Consent of BDO Limited to incorporation of its report on the Registrant's consolidated financial statements into Registrant's Registration Statements on Form S-8

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: January 27, 2011	ORIGIN AGRITECH LIMITED

/s/ Liang Yuan
	Name:	Liang Yuan
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ORIGIN AGRITECH LIMITED

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities (the “Company”) as of September 30, 2009 and 2010 and the related consolidated statements of income and comprehensive income, equity and cash flows for each of the three years in the period ended September 30, 2010, all expressed in Renminbi. We have also audited the Company’s internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15 (b) Report of Origin’s Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2009 and 2010 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on the COSO criteria.
/s/ BDO Limited

BDO Limited
Hong Kong, January 27, 2011

CONSOLIDATED BALANCE SHEETS
(In thousands, except number of share and per share data)

	September 30,
	2009	2010	2010
	RMB	RMB	USD
ASSETS
Current Assets
Cash and cash equivalents	121,255	299,672	44,720
Restricted bank deposits (note 13)	500	-	-
Accounts receivable, less allowance for doubtful amounts of
RMB842 as of September 30, 2009 and 2010	5,692	10,048	1,499
Due from related parties (note 4)	7,004	5,107	762
Advances to suppliers (note 5)	1,937	3,986	595
Advances to growers	24,681	40,691	6,072
Inventories (note 6)	341,770	283,174	42,258
Income tax recoverable (note 19)	1,725	2,745	410
Other current assets (note 7)	8,725	18,838	2,812
Total current assets	513,289	664,261	99,128

Land use rights, net (note 8)	20,496	20,907	3,120
Plant and equipment, net (note 9)	152,962	161,681	24,128
Equity investments (note 10)	65,453	22,505	3,358
Goodwill	16,665	16,665	2,487
Acquired intangible assets, net (note 11)	36,648	35,344	5,274
Deferred income tax assets (note 19)	15,040	9,766	1,457
Other assets (note 12)	3,991	3,882	579
Total assets	824,544	935,011	139,531

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (note 13)	80,290	85,900	12,819
Accounts payable	13,938	8,960	1,337
Note payable (note 14)	117,896	-	-
Due to growers	9,619	42,186	6,295
Due to related parties (note 4)	15,699	7,926	1,183
Advances from customers	219,963	348,797	52,051
Deferred revenues	18,280	23,111	3,449
Income tax payable	39,661	44,075	6,577
Other payables and accrued expenses (note 15)	31,476	35,656	5,321
Total current liabilities	546,822	596,611	89,032

Other long-term liabilities (note 16)	-	9,426	1,407
Total liabilities	546,822	606,037	90,439

Commitments and contingencies (note 23)	-	-	-

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized,
23,013,692 and 23,292,412 shares issued and outstanding
as of September 30, 2009 and 2010 respectively)	-	-	-
Additional paid-in capital	391,620	387,052	57,759
Retained earnings (deficit)	(125,507)	(76,454)	(11,409)
Treasury stock at cost (498,851 shares) (note 18)	(29,377)	(29,377)	(4,384)
Accumulated other comprehensive loss	(10,403)	(9,336)	(1,393)
Total Origin Agritech Limited shareholders’ equity	226,333	271,885	40,573

Non-controlling interests	51,389	57,089	8,519
Total equity	277,722	328,974	49,092

Total liabilities and equity	824,544	935,011	139,531

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands, except number of share and per share data)

	Year ended September 30,
	2008		2009		2010		2010
	RMB		RMB		RMB		USD

Revenues		513,490		592,492		584,860		87,278
Cost of revenues		(404,795)		(392,842)		(353,587)		(52,766)

Gross profit		108,695		199,650		231,273		34,512

Operating expenses
Selling and marketing		(53,203)		(55,648)		(52,227)		(7,794)
General and administrative		(73,355)		(64,833)		(78,708)		(11,745)
Research and development		(24,513)		(33,473)		(38,356)		(5,724)

Total operating expenses		(151,071)		(153,954)		(169,291)		(25,263)

Income (loss) from operations		(42,376)		45,696		61,982		9,249

Interest expense		(36,939)		(16,784)		(8,539)		(1,274)
Share of net income of equity investments		7,702		4,669		9,370		1,398
Gain on disposal of an equity investment		-		-		8,883		1,326
Interest income		5,199		2,036		1,634		244
Loss on repurchase of convertible notes (note 14)		-		(51,101)		-		-
Other income, net		628		1,991		2,340		349
Changes in the fair value of embedded derivatives		20,229		3,300		-		-

Income (loss) before income taxes		(45,557)		(10,193)		75,670		11,292

Income tax credit (expense) (note 19)
Current		(9,369)		(580)		(4,046)		(604)
Deferred		13,364		(11,152)		(5,273)		(787)
Income tax credit (expense)		3,995		(11,732)		(9,319)		(1,391)

Net income (loss)		(41,562)		(21, 925)		66,351		9,901
Less: Net income attributable to non-controlling interests		1,724		18,892		17,298		2,581

Net income (loss) attributable to Origin Agritech Limited		(43,286)		(40,817)		49,053		7,320

Other comprehensive income (loss)
Net income (loss)		(41,562)		(21,925)		66,351		9,901
Foreign currency translation difference		(1,143)		366		1,067		159
Comprehensive income (loss)		(42,705)		(21,559)		67,418		10,060
Less: Comprehensive income attributable to non-controlling interests		1,724		18,892		17,298		2,581
Comprehensive income (loss) attributable to Origin Agritech Limited		(44,429)		(40,451)		50,120		7,479

Net income (loss) attributable to Origin Agritech Limited per share – basic (note 20)	RMB	(1.88)	RMB	(1.77)	RMB	2.12	USD	0.32

Net income (loss) attributable to Origin Agritech Limited per share – diluted (note 20)	RMB	(1.88)	RMB	(1.77)	RMB	2.10	USD	0.31

Shares used in calculating basic net income (loss) per share		22,987,270		23,013,692		23,189,464		23,189,464

Shares used in calculating diluted net income (loss) per share		22,987,270		23,013,692		23,337,265		23,337,265

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except number of share and per share data)

	Equity attributable to Origin Agritech Limited
				Retained	Accumulated
			Additional	Earnings	Other		Non-
	Common stock		Paid-in	(Deficit)	Comprehensive	Treasury	controlling	Total
	Shares	Amount	Capital	(Note 21)	Income (Loss)	Stock	interest	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of October 1, 2007	22,974,059	-	377,324	(41,404)	(9,626)	(29,377)	48,775	345,692

Net income (loss) for the year	-	-	-	(43,286)	-	-	1,724	(41,562)
Issuance of common stock upon exercise of share options	39,633	-	1,432	-	-	-	-	1,432
Share-based compensation expense	-	-	10,104	-	-	-	-	10,104
Dividend paid to non-controlling interests	-	-	-	-	-	-	(11,275)	(11,275)
Translation adjustment	-	-	-	-	(1,143)	-	-	(1,143)

Balance as of September 30, 2008	23,013,692	-	388,860	(84,690)	(10,769)	(29,377)	39,224	303,248

Net income (loss) for the year	-	-	-	(40,817)	-	-	18,892	(21,925)
Share-based compensation expense	-	-	2,760	-	-	-	-	2,760
Dividend paid to non-controlling interests	-	-	-		-	-	(6,727)	(6,727)
Translation adjustment	-	-	-	-	366	-	-	366

Balance as of September 30, 2009	23,013,692	-	391,620	(125,507)	(10,403)	(29,377)	51,389	277,722

Net income for the year	-	-	-	49,053	-	-	17,298	66,351
Issuance of common stock upon exercise of share options	278,720	-	6,535	-	-	-	-	6,535
Acquisition of additional equity interest in a subsidiary from non-controlling interests	-	-	(15,971)	-	-	-	(8,229)	(24,200)
Share-based compensation expense	-	-	4,868	-	-	-	-	4,868
Acquisition of a subsidiary	-	-	-	-	-	-	3,538	3,538
Dividend paid to non-controlling interests	-	-	-	-	-	-	(6,907)	(6,907)
Translation adjustment	-	-	-	-	1,067	-	-	1,067

Balance as of September 30, 2010	23,292,412	-	387,052	(76,454)	(9,336)	(29,377)	57,089	328,974

In US$		-	57,759	(11,409)	(1,393)	(4,384)	8,519	49,092

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended September 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD

Operating activities:
Net income (loss)	(43,286)	(40,817)	49,053	7,320
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	22,298	21,266	21,712	3,240
Loss (gain) on disposal of plant and equipment	823	457	(26)	(4)
Gain on disposal of an equity investment	-	-	(8,883)	(1,326)
Gain on disposal of debt securities	(3,845)	-	-	-
Change in the fair value of embedded derivatives	(20,229)	(3,300)	-	-
Impairment on receivables	(1,051)	26	-	-
Inventory write down	18,005	7,395	14,971	2,234
Impairment on intangible assets	1,962	-	-	-
Loss on repurchase of convertible note	-	51,101	-	-
Interest expense and amortisation of discount on convertible notes	18,824	3,799	-	-
Deferred income tax assets	(13,364)	11,152	5,274	787
Non-controlling interests	1,724	18,892	17,298	2,581
Share-based compensation expense	10,104	2,760	4,868	726
Share of net income of equity investments	(7,702)	(4,669)	(9,370)	(1,398)
Changes in operating assets and liabilities:
Accounts receivable, net	(902)	(1,006)	(4,356)	(650)
Due from related parties	3,251	3,538	1,897	283
Advances to growers	(21,036)	20,807	(16,010)	(2,389)
Advances to suppliers	(908)	-	2,940	439
Inventories	43,468	38,569	45,783	6,832
Income tax recoverable	63	(28)	(1,020)	(152)
Other current assets	(1,803)	2,444	98	16
Other assets	(295)	10,182	3,193	476
Accounts payable	(6,441)	6,014	(5,137)	(767)
Due to growers	(3,778)	(4,414)	32,567	4,860
Due to related parties	11,438	16,856	(7,773)	(1,160)
Advances from customers	56,617	81,159	128,834	19,226
Deferred revenues	11,610	(16,568)	4,831	721
Income tax payable	-	602	4,414	659
Other long-term liabilities	200	(3,658)	9,426	1,407
Other payables and accrued expenses	(18,549)	(13,676)	4,020	600

Net cash provided by operating activities	57,198	208,883	298,604	44,561

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended September 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD

Investing activities:
Dividends received	1,200	4,600	1,200	179
Purchase of plant and equipment	(19,662)	(18,804)	(15,839)	(2,364)
Purchase of debt securities	(215,907)	-	-	-
Proceeds from disposal of an equity investment	-	-	50,000	7,461
Repayment of loan from shareholders of a subsidiary	3,000	-	-	-
Proceeds from disposal of plant and equipment	2,019	1,395	247	37
Proceeds from disposal of acquired intangible assets	49	-	-	-
Proceeds from sale of debt securities	346,048	-	-	-
Deposits for purchase of acquired technology and land use rights	(6,732)	(2,650)	(39)	(6)
Deposits for purchase of plant and equipment	(448)	(332)	(3,044)	(454)
Business acquisition, net of cash acquired	-	-	(10,540)	(1,573)
Purchase of intangible assets	(1,937)	(100)	(6,880)	(1,027)
Net cash provided by/(used in) investing activities	107,630	(15,891)	15,105	2,253

Financing activities:
Restricted bank deposits	-	(500)	500	75
Proceeds from short-term borrowings	283,000	134,850	191,900	28,637
Repayment of short-term borrowings	(388,400)	(219,440)	(186,290)	(27,800)
Repayment of third party loans	(1,208)	(4,560)	-	-
Repurchase of convertible notes	(106,849)	(68,290)	(117,896)	(17,594)
Acquisition of additional equity interest from non-controlling shareholders	-	-	(24,200)	(3,612)
Dividends paid to non-controlling interests	-	(17,993)	(6,908)	(1,031)
Exercise of share options	1,432	-	6,535	975
Net cash used in financing activities	(212,025)	(175,933)	(136,359)	(20,350)

Net increase (decrease) in cash and cash equivalents	(47,197)	17,059	177,350	26,464
Cash and cash equivalents, beginning of year	162,314	102,263	121,255	18,095
Effect of exchange rate changes on cash and cash equivalents	(12,854)	1,933	1,067	161
Cash and cash equivalents, end of year	102,263	121,255	299,672	44,720

Supplemental disclosure of cash flow information:
Income taxes paid	9,306	6	652	97

Interest paid	18,566	11,574	8,539	1,274

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Origin Agritech Limited (“Agritech”), incorporated under the laws of the British Virgin Islands, and its subsidiaries and variable interest entities (together, the “Company”) are principally engaged in hybrid crop seed development, production and distribution. As of September 30, 2010 details of the Company’s subsidiaries and variable interest entities are as follows:

	Date of	Place of
	Incorporation	Incorporation	Percentage	Principal
Name	or establishment	or establishment	of ownership	Activity

Subsidiary:
State Harvest Holdings Limited (“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment Holding

Beijing Origin State Harvest	December 1, 2004	People’s Republic	100%	Hybrid seed
Biotechnology Limited (“BioTech”)		of China (“PRC”)		technology development

Shandong Kunfeng Biochemical Limited (“Kunfeng”)	June 14, 2006	PRC	80%	Agricultural chemical producer

Variable interest entity:
Beijing Origin Seed Limited (note (i)) (“Beijing Origin”)	December 26, 1997	PRC	-	Hybrid crop seed development,
				production and
				Distribution

Subsidiaries held by Beijing Origin:
Henan Origin Cotton Technology Development Limited (note (i)) (“Henan Cotton”)	March 2, 2001	PRC	92.04%	Hybrid crop seed development, production and distribution

Changchun Origin Seed Technology Development Limited (note (i)) (“Changchun Origin”)	April 29, 2003	PRC	99%	Hybrid crop seed development, production and distribution

Jilin Changrong Hi-Tech Seed Company Limited (“Changrong”)	January 24, 2006	PRC	53.95%	Hybrid crop seed development, production and distribution

Denong Zhengcheng Seed Limited (“Denong”)	June 21, 2000	PRC	97.87%	Hybrid crop seed development, production and distribution

Linze Origin Seed Limited (note (i))	November 18, 2008	PRC	100%	Hybrid crop seed development, production and distribution

Note (i):
Beijing Origin Seed Limited, Henan Origin Cotton Technology Development Limited, Changchun Origin Seed Technology Development Limited and Linze Origin Seed Limited are collectively referred to as “Beijing Origin”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
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

113,241

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
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

As of September 30, 2006, Agritech received US$40,218 (equivalent to approximately RMB324,584) in gross proceeds as a result of the call of the issued and outstanding warrants assumed by Agritech on the Closing Date. Accordingly, Agritech paid an additional US$15,000 (equivalent to approximately RMB120,981) to State Harvest Shareholders and their designee. The payments of the additional purchase price are accounted for as a deemed distribution.

As a part of the Share Exchange Transaction, Agritech assumed 4,025,000 shares of common stock, 8,050,000 Redeemable Common Stock Purchase Warrants (“Warrants”) and 350,000 Unit Purchase Options (“UPO”) issued by Chardan. There was no re-measurement required for these assumed Warrants and UPO because such assumption is part of the recapitalization in connection with the Share Exchange Transaction. All Warrants and UPO have been either exercised or expired. As of September 30, 2009 and 2010, there were no UPO and warrants outstanding.

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

After-tax profit
Twelve months ended June 30,	US$
2006	11,000
2007	16,000
2008	21,000
2009	29,000
Although the outcome for the twelve months ended June 30, 2006 has been achieved, the Board decided that the 1,500,000 shares of common stock will not be issued upon a waiver signed by those certain State Harvest Shareholders and their designee but they do not waive or modify in any respect other additional stock purchase price.

The management considered the after-tax profits has not been achieved for the twelve months ended June 30, 2007, 2008 and 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
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

Through the consignment agreements described above, State Harvest is deemed the sole beneficiary of Beijing Origin resulting in Beijing Origin being deemed a subsidiary of State Harvest under the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810-10-05 (former Financial Interpretation 46 (Revised) “Consolidation of Variable Interest Entities” (FIN 46(R)). The agreements described above provided for effective control of Beijing Origin to be transferred to State Harvest at December 25, 2004. Neither State Harvest nor BioTech had any operating activity prior to entering into the consignment agreements with Beijing Origin. In substance, State Harvest has substantially all the same shareholders of Beijing Origin. This transaction has been accounted for on a basis similar to reorganization between entities under common control. Accordingly, State Harvest’s consolidated financial statements are prepared by including the consolidated financial statements of Beijing Origin through December 24, 2004, and subsequently the Company’s consolidated financial statements include the financial statements of State Harvest, its majority owned subsidiary and Beijing Origin through the date of the Share Exchange Transaction. The revenue of the Company has been generated from Beijing Origin and its subsidiaries for the year ended September 30, 2008, 2009 and 2010 are 100%, 100% and 97.96%, respectively. Beijing Origin and its subsidiaries also account for 99% and 93% of the total assets of the Company as at September 30, 2009 and 2010 respectively.

Further acquisition of equity interest in Denong and Changrong during the year

Denong

As at September 30, 2009, Beijing Origin held the equity interest of 97.62% in Denong. On January 20, 2010, Beijing Origin further acquired 0.25% of the equity interest in Denong for RMB200. Upon completion of the acquisition from non-controlling interests, the company held 97.87% equity interest in Denong.

According to ASC 810-10 “Consolidation”, these non-controlling interests acquisitions were recognized as equity transactions, and the difference between the consideration paid and the carrying amount of the 0.25% equity interest in Beijing Origin amounted approximately to RMB391 was recorded in additional paid-in capital during the year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

Changrong

As at September 30, 2009, Beijing Origin held the direct equity interest of 43.95% and indirect ownership of 7.71%, constituting an effective control in Changrong. On December 15, 2009, Beijing Origin acquired an additional 10% of the equity in Jilin Changrong for RMB 24,000 bringing Beijing Origin’s total direct ownership to 53.95% and a combined direct and indirect ownership to 61.66%. The results of Changrong have been consolidated into the financial statements of the Company since that date. As a result of the acquisition, the Company was able to improve the efficiencies at its key business units in the northeast region of the PRC.

According to ASC 810-10 “Consolidation”, these non-controlling interests acquisitions were recognized as equity transactions, and the difference between the consideration paid and the carrying amount of the 10% equity interest in Beijing Origin amounted approximately to RMB15,580 was recorded in additional paid-in capital during the year.

Business acquisition during the year

Acquisition of Kunfeng

On June 12, 2010, BioTech acquired 80% equity interest of Kunfeng, which was principally engaged in production of agricultural chemical, at a cash consideration of RMB14,960, to increase the Company’s production line and extend the offerings into agricultural chemicals. The fair value of the identifiable net assets of the acquiree mainly consisted of cash and cash equivalents of RMB4,420, advances to suppliers of RMB4,989, inventories of RMB2,157, plant and equipment of RMB4,632 and acquired intangible assets of RMB2,409. The total net cash paid in this acquisition was RMB10,540. The amounts of Kunfeng’s revenue and earnings included in the Company’s consolidated statement of income for the year ended September 30, 2010, and the revenue and earnings of Kunfeng had the acquisition date been October 1, 2008, or October 1, 2009, are insignificant to the Company’s result of operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”); include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries and variable interest entities. Intercompany balances, transactions and cash flows are eliminated on consolidation.

Convenience translation into United States dollars

The consolidated financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2010 of RMB6.7011 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
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

Available-for-sale securities are measured at fair value and unrealized holding gains and losses are excluded from earnings and reported as a net amount in a separate component of shareholders’ equity until realized. Other than temporary impairments in value of available-for-sale securities are included in earnings.

Inventories

Inventories are stated at the lower of cost, determined by weighted-average method, or market. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process.

Other current assets

Other current assets consist principally of advance to staff and other miscellaneous receivables.

Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreements on a straight-line basis for the beneficial period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Plant and equipment, net

Plant and equipment are recorded at cost less accumulated depreciation and amortization. Maintenance and repairs are charged to expense as incurred. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Plant and building	20-40 years
Machinery and equipment	10-15 years
Furniture and office equipment	5-8 years
Motor vehicles	5-10 years
Leasehold improvements	Shorter of the useful lives or the lease term

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

Goodwill

Goodwill represents  the excess of aggregate purchase price over the fair value of net assets acquired in a business combination. Goodwill is not amortized, but instead tested for impairment at least annually or more frequently if certain circumstances indicate a possible impairment may exist. The Company adopted FASB ASC 350-10 (former Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”) and performs its annual impairment review of goodwill on September 30 of each year. Management evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level, which is determined to be the enterprise level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognised for any excess of the carrying amount of the goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a business combination.

The carrying amount of the goodwill at September 30, 2009 and 2010 represents the cost arising from the business combinations in previous years and no impairment on goodwill was recognised for any of the periods presented for the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Acquired intangible assets, net

Acquired intangible assets primarily consist of purchased technology rights and distribution network and are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of these assets and recorded in operating expenses. Amortization is calculated on a straight-line basis over the following estimated useful lives for the main acquired intangible assets.

Technology rights for licensed seeds	3-20 years
Distribution network	6-14 years
Trademark	Indefinite

Valuation of long-lived asset

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

Embedded derivatives

On July 25, 2007, the Company issued US$40,000 of guaranteed senior secured convertible notes (the “Notes”) which were originally due on July 25, 2012.  According to the Notes Purchase Agreement, the Company is required to redeem part of the principal of the Notes if the conversion price is below a certain threshold. Whenever the Company redeems the Note, the Company has to pay interest which is calculated at the annual interest rate of 16% on the redeemed principal amount.  Pursuant to FASB ASC 815-10 (former SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and Emerging Issues Task Force (“EITF”) Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock”), the Company bifurcates the redemption feature from the Notes as the redemption feature is determined to be not clearly and closely related to the host contract. The redemption feature is recorded at fair value, mark-to-market at each reporting period, and are carried a separate line of the accompanying balance sheet.

Revenue recognition

The Company derives its revenue primarily from the sale of various branded conventional seeds, branded seeds with biotechnology traits and branded agricultural chemical products.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Government subsidies

A government subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received.

The Company receives government subsidies in the form of funds for research and development activities.  No government subsidies were recognized for the year ended September 30, 2008, government subsidies recognized for the year ended September 30, 2009 and September, 2010 were RMB3,658 and RMB 1,362 respectively.

When the Company received the government subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are recorded under other liabilities. The reclassification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled.

Cost of revenues

Cost of revenues consists of expenses directly related to sales, including the purchase prices and development costs for seeds and agricultural chemical products, depreciation and amortization, impairment of inventory, shipping and handling costs, salary and compensation, supplies, license fees, and rent.

Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

Advertising costs

Advertising costs are expensed when incurred and included in selling and marketing expenses.  For the years ended September 30, 2008, 2009 and 2010, advertising costs were RMB3,663，RMB2,184 and RMB1,560, respectively.

Shipping and handling cost

The Company includes shipping and handling costs as either cost of goods sold or selling and administrative expenses depending on the nature of the expenses. Shipping and handling costs which relate to transportation of products to customers’ locations is charged to selling and marketing expenses and shipping and handling which relate to the transportation of goods to factories from suppliers and from one factory to another is charged to cost of revenues.

For the years ended September 30, 2008, 2009 and 2010, shipping and handling cost included in selling and marketing expenses were RMB8,209, RMB10,737 and RMB12,164 respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

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

The Company adopted FASB ASC 740-10 (former FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN48”)). The Company’s policy on classification of all interest and penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

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

The functional currency of Agritech and State Harvest are maintained in United State dollars. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive (loss)/income. The Company has chosen Renminbi as its reporting currency.

Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income for the years has been disclosed within the Consolidated Statements of Income and Comprehensive income for presentational purpose of the disclosure of comprehensive income attributable to Agritech and the non-controlling interests respectively.

Income per share

Basic income per share is computed by dividing net income by the weighted average number of common shares outstanding during the years. Diluted income per share gives effect to all dilutive potential common shares outstanding during the years. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Share-based compensation

The Company adopts FASB ASC 718-10 (former SFAS No. 123 (revised 2004) (“SFAS No. 123(R)”), ‘‘Share-based Payment’’).  ASC 718-10 requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Fair value measurement

On October1, 2008, the Company adopted FASB ASC 820-10 (former SFAS No.157, “Fair Value Measurements”), and which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820-10 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

ASC 820-10 establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

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

Recently issued accounting pronouncements

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140, which is codified as ASC 860-10-65.  ASC 860-10-65 seeks to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASC 860-10-65 is applicable for annual reporting periods that begins after November 15, 2009 and interim periods therein and thereafter. The Company is currently evaluating the effect of ASC 860-10-65 and does not expect it to have a material impact on its financial position and results of operation.

In June 2009, the FASB issued SFAS No.167, “Amendments to FASB Interpretation No.46(R)”, which is codified as ASC 810-10-65.  ASC 810-10-65 requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a Variable Interest Entity (“VIE”).  Under ASC 810-10-65, an enterprise has a controlling financial interest when it has (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. ASC 810-10-65 also requires an enterprise to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has power to direct the activities of the VIE that most significantly impact the entity’s economic performance.  ASC 810-10-65 also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, requires enhanced disclosures and eliminates the scope exclusion for qualifying special-purpose entities.  ASC 810-10-65 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  Earlier application is prohibited.  ASC 810-10-65 is effective for the Company in the first quarter of fiscal 2011. The Company is currently evaluating the effect of ASC 810-10-65 and does not expect it to have a material impact on its financial position and results of operation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recently issued accounting pronouncements - Continued

In January 2010, the FASB issued ASU No. 2010-02 Consolidation (Topic 810) Accounting and Reporting for Decreases in Ownership of a Subsidiary (“ASU No. 2010-02”). This pronouncement is an authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary. The objective of this guidance is to address implementation issues related to changes in ownership provisions. This guidance clarifies certain conditions, which need to apply to this guidance, and it also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. ASU No. 2010-02 is effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The Company does not expect the adoption of ASU No. 2010-02 would have a significant effect on the Company’s financial position, result of operations and cash flow.

In January 2010, the FASB issued ASU No. 2010-06 Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”). This pronouncement is an authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of ASU No. 2010-06 on the Company’s consolidated financial statements, but does not expect it to have a material impact.

In July 2010, the FASB issued ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The amendments in this Update are effective as of the first interim or annual reporting period ending on or after December 15, 2010. The Company does not expect the provisions of ASU 2010-20 to have a material effect on the financial position, results of operations or cash flows of the Company.

3.	DEBT SECURITIES

The gross realized gains on the sale of debt securities, which consist of investments in US Government Agencies and Corporate bonds, were RMB893, RMB nil and RMB nil  for the years ended September 30, 2008, 2009 and 2010, respectively

4.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related party relationships

Name of related parties	Relationship
Shenzhen Biocentury Transgene (China) Limited (“Biocentury”)	Being an equity investment of the Company which disposed on May 27, 2010 (note 10)
Jinong	Being an equity investment of the Company (note 10)
Liyu	Being an equity investment of the Company (note 10)
Henan Agriculture University	Being non-controlling interests of Beijing Origin

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

4.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(2)	Amounts due from related parties

	September 30,
	2009	2010
	RMB	RMB

Jinong (note (i))	-	6
Holding company of Jinong (note (ii))	2,084	-
Liyu	-	3,094
Non-controlling interests of Denong	-	7
Non-controlling interests of Changrong	4,920	2,000

	7,004	5,107

Note (i):	The balance as of September 30, 2010 represented the temporary loan to Jinong, which was payable on demand with interest free.
Note (ii):	The balance represents repayment to the holding company of Jinong for research and development activities to be carried out within one year.

(3)	Amounts due to related parties

	September 30,
	2009	2010
	RMB	RMB

Non-controlling interests of Denong (note (i))	113	113
Non-controlling interests of Beijing Origin	108	68
Companies controlled by the Company’s directors	1,598	1,461
Ex-shareholders of State Harvest	150	147
Biocentury	6	-
Jinong	13,832	6,137

	15,699	7,926

Note (i):	This is the amount temporarily funded by non-controlling interests of Denong. The amount is payable on demand with interest free.

(4)	Transactions with related parties

(a)         Sales
	Year ended September 30,
	2008	2009	2010
	RMB	RMB	RMB

Biocentury	448	-	-
Jinong	409	-	-

	857	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

4.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(4)	Transactions with related parties - Continued

(b)         Purchases

	Year ended September 30,
	2008	2009	2010
	RMB	RMB	RMB

Biocentury	19,256	116	116
Liyu	-	-	240
Jinong	1,609	-	16

	20,865	116	372

(c)         Technology usage fees

	Year ended September 30,
	2008	2009	2010
	RMB	RMB	RMB

Liyu	9,573	5,752	5,471
Henan Agriculture University	320	108	68
Non-controlling interests of Denong	-	566	599
Biocentury	300	300	306

	10,193	6,726	6,444

The above amounts relate to technology usage fees paid to certain related party research centres for the exclusive right to use certain seed technologies.

(d)         Sales of plant and equipment

	Year ended September 30,
	2008	2009	2010
	RMB	RMB	RMB

Non-controlling interests of Denong	-	8	-
Jinong	-	640	-

	-	648	-

(e)         Purchases of plant and equipment

	Year ended September 30,
	2008	2009	2010
	RMB	RMB	RMB

Jinong	-	-	150

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

4.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(4)	Transactions with related parties - Continued

(f)         Interest income

	Year ended September 30,
	2008	2009	2010
	RMB	RMB	RMB

Non-controlling interests of Changrong	334	261	-

(g)         Rental expense paid for plant and equipment

	Year ended September 30,
	2008	2009	2010
	RMB	RMB	RMB

Jinong	1,928	1,687	935

(h)         Research & Development expenses

	Year ended September 30,
	2008	2009	2010
	RMB	RMB	RMB

Holding company of Jinong	5,000	5,000	5,000

(i)	Dividend received

	Year ended September 30,
	2008	2009	2010
	RMB	RMB	RMB
Biocentury	-	3,400
Liyu	1,200	1,200	1,200

	1,200	4,600	1,200

(j)	Dividend paid

	Year ended September 30,
	2008	2009	2010
	RMB	RMB	RMB

Jinong	-	4,020	5,025

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:
	September 30,
	2009	2010
	RMB	RMB

Purchases of materials	949	1,471
Prepayments for advertisement	35	10
Prepayments for transportation fee	70	518
Prepayments for operating lease	12	290
Prepayments for testing fee	223	106
Utility deposit	-	270
Others	648	1,321

	1,937	3,986

Advances to suppliers mainly represent deposits paid but related materials and services have not been provided to the Company.

6.	INVENTORIES

Inventories consist of the following:
	September 30,
	2009	2010
	RMB	RMB

Work in progress and supplies	203,833	172,389
Finished goods	137,937	110,785

	341,770	283,174

As of September 30, 2009 and 2010, goods already delivered to customers but still recorded in finished goods, amounted to RMB17,313 and RMB10,080, respectively. As the Company does not recognize revenue until the selling prices of respective goods have been finalized with the customers, goods delivered to customers as mentioned above will only be transferred to cost of revenues when related revenue is recognized.

The Company made allowances of RMB28,859 and RMB22,026 against the cost of inventories as of September 30, 2009 and 2010 respectively based on the assessment of the lower of cost or the market.

7.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	September 30,
	2009	2010
	RMB	RMB

Advances to staff for business use	5,512	6,428
Refundable deposit for a cancelled project	741	441
Receivable from a private investor arising from a sale of equity investment	-	10,000
Others	2,472	1,915

	8,725	18,838

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

8.	LAND USE RIGHTS, NET

Land use rights, net consist of the following:
	September 30,
	2009	2010
	RMB	RMB

Land use rights	22,980	23,880
Accumulated amortization	(2,484)	(2,973)

Land use rights, net	20,496	20,907

Land use rights with net values of RMB11,715 and RMB3,136 have been pledged as collateral for bank loans of Beijing Origin and Henan Cotton as of September 30, 2009 and 2010, respectively.

Amortization expenses for the years ended September 30, 2008, 2009 and 2010 were RMB498, RMB499 and RMB489 respectively.

9.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:
	September 30,
	2009	2010
	RMB	RMB

Plant and building	125,310	133,874
Machinery and equipment	34,347	41,677
Furniture and office equipment	12,662	12,309
Motor vehicles	17,379	20,082
Leasehold improvements	1,299	1,299

Total	190,997	209,241
Accumulated depreciation	(47,073)	(55,643)
Construction in progress	9,038	8,083

Plant and equipment, net	152,962	161,681

Included in plant and building, with net values of RMB44,130 and RMB44,830 have been pledged for bank loans of Beijing Origin as of September 30, 2009 and 2010, respectively.  As a note, the pledged loans are solely for Beijing Origin as of September 30, 2010.  The depreciation expenses for the years ended September 30, 2008, 2009 and 2010 were RMB11,121, RMB9,360, and RMB11,531 respectively.

Construction in progress refers to production facilities under construction by the Company.

10.	EQUITY INVESTMENTS

Equity investments consist of the following:
	September 30,
	2009	2010
	RMB	RMB

Equity method investment	65,453	22,505

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

10.	EQUITY INVESTMENTS - Continued

Liyu

The Company owns 30% equity interest in Liyu and accounts for the investment in Liyu under the equity method. For the years ended September 30, 2008, 2009 and 2010, the Company recorded its pro-rata share of earnings in Liyu of RMB1,757, RMB297 and RMB497 respectively. The Company also received dividends of RMB1,200, RMB1,200 and RMB1,200 respectively from Liyu for each of the years ended September 30, 2008, 2009 and 2010. The dividend received was accounted for as a reduction in equity investments.

Biocentury

The Company owns 34% equity interest in Biocentury and accounts for the investment in Biocentury under the equity method. For the years ended September 30, 2008, 2009 and 2010, the Company recorded its pro-rata share of earnings in Biocentury of RMB8,619, RMB2,632 and RMB7,650, respectively. The Company also received dividends of RMBnil, RMB3,400 and  RMBnil from Biocentury for the years ended September 30, 2008, 2009 and 2010. On May 27, 2010, The Company disposed its 34% interest in Biocentury for a cash consideration of  RMB60,000. A gain on disposal of RMB8,883 was recorded in the statement of income.

Jinong

The Company owns 23% equity interest in Jinong and accounts for the investment in Jinong under the equity method.  For the years ended September 30, 2008, 2009 and 2010 the Company recorded its pro-rata share of earnings (losses) in Jinong of RMB(2,657), RMB1,755  and RMB1,215, respectively.

Jilin Changji Seed Limited (“Changji”)

The Company owns 35% equity interest in Changji and accounts for the investment in Changji under the equity method. For the years ended September 30, 2008, 2009 and 2010, the Company recorded its pro-rata share of earnings (losses) in Changji of RMB(17), RMB(15)  and RMB7, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

11.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	September 30,
	2009	2010
	RMB	RMB

Technology rights for licensed seeds	68,854	74,265
Distribution network	6,975	6,975
Trademark and certificates	1,764	3,394
Others	1,519	4,530

	79,112	89,164
Accumulated amortization	(38,150)	(49,506)
Impairment provision	(4,314)	(4,314)

Acquired intangible assets, net	36,648	35,344

Amortization expenses for the years ended September 30, 2008, 2009 and 2010 were RMB10,678, RMB11,407 and RMB9,692 respectively.

Impairment provision charged for the years ended September 30, 2008, 2009 and 2010 were RMB1,962, RMB nil and RMB nil, respectively.  It related to seed rights for which no active market existed.

Amortisation expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB

2011	9,350
2012	5,553
2013	3,330
2014	2,241
2015	1,499

Total	21,973

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights amortized over an average usage period of 5 years and charged to general and administrative expenses.

12.	OTHER ASSETS

Other assets consist of the following:
		September 30,
		2009	2010
		RMB	RMB

Prepaid lease		951	778
Deposits for purchase of acquired intangible assets	Note (i)	2,350	40
Deposits for purchase of plant and equipment		650	3,044
Others		40	20

		3,991	3,882

Note(i):	The Company entered into new technology transfer agreements with certain investors of new seed products and paid deposits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

13.	BORROWINGS

	September 30,
	2009	2010
	RMB	RMB

Short-term borrowings	80,290	85,900

As of September 30, 2010, short-term borrowings were comprised of secured bank loans of RMB47,900 and  unsecured bank loans of RMB38,000, which is under Beijing Origin and has been guaranteed by a subsidiary, BioTech. The secured loans were secured by the Company’s land use rights of RMB3,136 (note 8) and plant and equipment of RMB44,830 (note 9). The annual interest rate ranged from 5.31% to 5.84%.

As of September 30, 2009, short-terrn borrowings were comprised of secured bank loans of RMB67,350, and  unsecured bank loans of RMB12,940, of which RMB12,000 under Beijing Origin has been guaranteed by a subsidiary, BioTech. The secured loans were secured by the Company’s land use rights of RMB11,715 (note 8), plant and equipment of RMB44,130 (note 9) and bank deposits of RMB500. The annual interest rate ranged from 2.4% to 6.66%.

Interest expense and weighted average interest rate for the years ended September 30, 2008, 2009 and 2010 were RMB11,932 and 7.28%, RMB11,574 and 5.98%, and RMB8,539 and 5.70% respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

14.	CONVERTIBLE NOTES - Continued

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

Pursuant to FASB ASC 815-10, the redemption feature mentioned above is treated as an embedded derivative and is separately presented as a non-current liability in the consolidated balance sheet.   The fair value of the redemption feature at July 25, 2007 (the issuance date of the Notes), September 30, 2007, July 28, 2008 (1st NRA), September 30, 2008 and January 19, 2009 (2nd NRA) were RMB99,858, RMB 86,937, RMB 55,808, RMB33,580 and RMB30,334, respectively.

As of September 30, 2009 and 2010, the Company did not have any derivatives or financial liabilities that are measured at fair value.

The tables below provide a summary of the changes in fair value, including net transfers, of all financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended September 30, 2009 and 2010:

	Derivative Liabilities - Redemption Feature
	As of September 30,
	2009	2010

Balance, beginning of year	33,580	-
Total realized and unrealized (gains) or losses
Included in earnings	(3,300)	-
Included in other comprehensive income	-	-
Purchases, issuances, and (settlements)	(30,334)	-
Exchange difference recognized	54	-
Balance, end of year	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

14.	CONVERTIBLE NOTES - Continued

The fair values of the redemption feature were estimated by using binomial model based on following assumptions:

	As of July 25, 2007	As of September 30, 2007	As of July 28, 2008	As of September 30, 2008	As of January 19, 2009

Risk-free rate of return	4.78%	4.24%	3.12%	2.63%	1.28%
Time to expiration	5 years	4.82 years	3.49 years	3.82 years	3.57 years
Volatility rate	49.12%	49.12%	77.00%	76.00%	82.20%
Dividend yield	-	-	-	-	-

At the issuance date of the Notes, the value of the beneficial conversion features amounted to RMB31,230 was recorded under additional paid-in capital.

The discount associates with the issuance of the convertible notes amounted to RMB131,087 was amortized over the life of the convertible notes, using the effective interest method. Amortization of the Note discount for the years ended September 30, 2008, 2009 and 2010 were RMB18,824, RMB3,350 and nil respectively, which as reflected in the interest expenses.

The interest expenses for the Notes for the years ended September 30, 2008, 2009 and 2010 were RMB2,611, RMB449 and RMBnil, respectively.

According to FASB ASC 470-50 (former EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”), the amendment made under 1st NRA is determined as a modification of debt.  As a result, the Company repurchased the principal amount of US$18,700 of the Notes at a premium of RMB29,516 (US$4,329).  This represents the repurchase price of US$20,000 in excess of carrying value of the Notes of RMB80,759 (US$11,845) plus the fair value of the redemption features of RMB26,090 (US$3,826) at July 28, 2008.  The premium was amortized using the effective interest method over the remaining term of the Notes.

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

As at September 30, 2009, the outstanding balance of the Notes amounted to RMB117,896 (US$17,264) was classified to Notes payable under current liabilities.  As of December 30, 2010, the Note payable was fully repaid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

15.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

		September 30,
		2009	2010
		RMB	RMB

Payable for purchase of plant and equipment		437	99
Payable for purchase of land use rights		620	1,050
Payable for purchase of construction-in-progress		2,635	1,276
Professional fee payable		4,108	3,653
Salaries payable		7,725	12,633
Accrued staff bonus		1,757	1,757
Accrued interest		2,071	1,813
Accrued compensation expenses		296	177
Accrued other expenses		2,123	1,361
Other taxes payable		635	517
Deposits from growers		2,199	1,733
Payable for labor union and education expenses		1,490	721
Loans from employees of Denong	Note (i)	310	310
Loans from third parties	Note (ii)	3,600	3,600
Payable to former owners of Kunfeng		-	2,660
Others		1,470	2,296

		31,476	35,656

Note (i):	RMB310 was borrowed from employees of Denong with interest of 12.5% per annum at the years ended September 30, 2009 and 2010.

Note (ii):	RMB3,600 was borrowed from third party companies with interest free, unsecured and have no fixed repayment terms at the years ended September 30, 2009 and 2010.

16.	OTHER LONG-TERM LIABILITIES

During the year, the Company received government subsidies from local PRC government for research and development projects. The management expects that the conditions attached to the government subsidies will not be fulfilled within one year. Such government subsidies are recorded as other long-term liabilities and the amount as of September 30, 2009 and 2010 are RMBnil and RMB9,426 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
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

Under the terms of the plan, on October 22, 2007 the Company granted its employees options to purchase 20,000 ordinary shares at the price of US$9.27 (“Tranche 2”); on March 28, 2008 the Company granted its employees options to purchase 381,000 ordinary shares at the price of US$5.30 (“Tranche 3”); on June 16, 2008 the Company granted its employees options to purchase 10,000 ordinary shares at the price of US$6.64 (“Tranche 4”); and on January 4, 2010 the Company granted its employees options to purchase 125,000 ordinary shares at the price of US$12.23(“Tranche 5”).  All the options expire 5 years from the date of grant and vest immediately or over a period of 1 to 5 years.

On September 14, 2009, the compensation committee of the Board of Directors has approved both re-pricing of outstanding option grants for reduced awards from US$8.75 per share to US$4.00 per share or the substitution of restricted stock for outstanding grants under Tranche 1 that no longer offer the kind of incentive opportunity originally sought for valued employees. The revised terms of the stock options were accounted for as a modification in accordance with ASC 718-10.  For the purpose of determining the amount of any incremental share-based compensation cost that may have resulted from the modification of the exercise prices, the Company compared the fair value of modified awards and that of the original awards, both estimated at the date of the modification and determined that none of the modifications required the recognition of additional share-based payment expense. The weighted average fair value at the modification date of US$2.66 is estimated using the Black-Scholes Option Pricing Model. As of September 14, 2009, there are modified awards outstanding covering a total of 214,120 ordinary shares which included the restricted awards for 89,300 shares.

After the adjusted awards, all the option awards have an exercise price of $4.00 to $12.23 and expire 5 years from the date of grant and vest immediately or over a period of 1 to 5 years.

On April 22, 2010, the Company adopted the 2009 Performance Equity Plan and authorised to issue share options with the right to purchase up to 1,500,000 ordinary shares to the Company’s directors, officers, employees, individual consultants and advisor.  The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors.

During the year ended September 30, 2009 and 2010, nil and 278,720 options have been exercised.

For the options outstanding at September 30, 2010, the weighted average remaining contractual lives are 3.8 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

17.	SHARE OPTION PLAN - Continued

A summary of the share option activity under the Plan is as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5

Grant date	November 8, 2005	October 22, 2007	March 28, 2008	June 16, 2008	January 4, 2010

Option outstanding as of October 1, 2008	748,748	20,000	337,408	10,000	-
Options cancelled/ forfeited/ expired	(36,749)	-	(22,241)	-	-
Options modified on September 14, 2009	(497,879)	-	-	-	-

Options outstanding as of September 30, 2009	214,120	20,000	315,167	10,000	-
Number of options granted	-	-	-	-	125,000
Options exercised	(124,720)	-	(154,000)	-	-
Options cancelled/ forfeited/ expired	(25,000)	(15,000)	(5,000)	-	-

Outstanding as of September 30, 2010	64,400	5,000	156,167	10,000	125,000

Options vested and exercisable
At September 30, 2009	177,387	11,667	315,167	10,000	-

At September 30, 2010	64,400	-	156,167	10,000	-

Weighted average fair value at the grant date (USD)	2.69	4.55	2.69	3.42	7.20

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche 1#	Tranche 2	Tranche 3*	Tranche 4	Tranche 5

Exercise price (USD)	8.75	9.27	5.30	6.64	12.23
Average risk-free interest rate	4.47%	4.08%	2.51%	3.73%	1.66%
Expected option life (year)	3.5	3.8	2.7	2.9	3
Volatility rate	30.79%	60.86%	78.17%	77.27%	92.81%
Dividend yield	-	-	-	-	-

#	Tranche 1 had been modified on September 14, 2009. The exercise price modified to USD 4.00 and the fair value was USD 2.66 at the modified date.

*	Tranche 3 consists of different vesting structures. The expected option life and fair value presented above are weighted average numbers.

The aggregate intrinsic value as of September 30, 2009 and 2010 is USDnil and USD465 respectively.

The Company recorded share-based compensation expense of RMB10,104, RMB2,760 and RMB4,868 for the years ended September 30, 2008, 2009 and 2010 respectively.  As of September 30, 2009 and 2010, there were RMB1,127 and RMB1,655 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the Plan. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 0.31 year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

18.	TREASURY STOCK

During the year ended September 30, 2007, the Company repurchased 498,851 common stock of the Company with a total cost of RMB29,377 under the approval of the Board of Directors. The Company recorded the entire purchase price of the treasury stock as a reduction of equity.  The Company has made no additional purchases of common stock during the years ended September 30, 2009 and 2010.

19.	INCOME TAXES

Agritech and its subsidiary, State Harvest are incorporated in the British Virgin Islands and are subject to taxation under the British Virgin Islands.  State Harvest’s subsidiary and State Harvest’s variable interest entity, Beijing Origin and its majority owned subsidiaries (together, the “PRC entities”) were incorporated in the PRC and governed by the PRC laws.

The applicable tax rate of the PRC Enterprise Income Tax (“EIT”) was changed from 33% to 25% on January 1, 2008, according to the Corporate Income Tax Law.  The preferential tax rate previously enjoyed by the PRC entities is gradually transitioned to the new standard rate of 25% over a five-year transitional period.  In addition, article 28 of the new tax law stated that the income tax rate of the “high technology” company (high-tech status) is remained at 15%.

Preferential tax treatment of Beijing Origin as “high technology” company (High-tech Status) has been agreed with the relevant tax authorities.  Beijing Origin is entitled to a preferential tax rate of 15% which is subject to annual review.   As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2008, 2009 and 2010 are 15%.

According to the document Ji Ke Ban Zi (2008) No.125, Changrong is recognized as a “high technology” company, thus entitled to a preferential tax rate of 15% for the years ended September 30, 2008, 2009 and 2010.

Had all the above tax holidays and concessions not been available, the tax charges would have been higher by RMB8,194, RMB3,450 and RMB7,648, and the basic net income (loss) per share would have been lower (higher) by RMB(0.36), RMB (0.15)  and RMB0.33 for the years ended September 30, 2008, 2009 and 2010, respectively. The diluted net income (loss) per share for the years ended September 30, 2008, 2009 and 2010 would have been lower (higher) by RMB(0.36), RMB(0.15)  and RMB 0.33, respectively.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2010, the management considered that the Company had no uncertain tax positions affected its consolidated financial position and results of operations or cash flow except for the contingent US tax liabilities mentioned under note 23. The Company will continue to evaluate for the uncertain position in future.  The estimated interest costs have been provided in the Company’s financial statements up to the year ended September 30, 2010. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

19.	INCOME TAXES - Continued

The provision for income taxes expenses consists of the following:

	Year ended September 30,
	2008	2009	2010
	RMB	RMB	RMB

Current	9,369	580	4,046
Deferred	(13,364)	11,152	5,273

	(3,995)	11,732	9,319

The principal components of the deferred income tax assets are as follows:

	September 30,
	2009	2010
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	38,269	18,091
Impairment on inventory	5,865	3,935
Others	3,975	3,290

Non-current deferred income tax assets	48,109	25,316
Valuation allowances	(33,069)	(15,550)

Net non-current deferred income tax assets	15,040	9,766

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2009 and 2010.

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

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years.  Tax losses of non-PRC entities can be carried forward indefinitely.  The expiration period of unused tax losses is as follows:

	Year ended September 30,
	2009	2010
	RMB	RMB
Calendar year ending,
2009	7,076	-
2010	-	-
2011	7,935	-
2012	58,674	11,694
2013	79,326	53,698
2014	18,516	-
2015	-	10,400
Tax losses that can be carried forward indefinitely	-	-

	171,527	75,792

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

19.	INCOME TAXES - Continued

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended September 30,
	2008	2009	2010
	%	%	%

Statutory rate	25	25	25
Effect of preferential tax treatment	(6)	34	(10)
Effect of different tax jurisdiction	(16)	(157)	4
Permanent book-tax difference	16	25	-
Effect of changes of applicable tax rate	(9)	-	-
Change in valuation allowance	(2)	(80)	(5)
Under (over) provision in prior year	1	38	(2)

Effective income tax rate	9	(115)	12

20.	INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Year ended September 30,
	2008		2009		2010
	RMB		RMB		RMB

Net income (loss) (numerator), basic and diluted		(43,286)		(40,817)		49,053

Shares (denominator):
Common stock outstanding		23,013,692		23,013,692		23,292,412
Weighted average common stock outstanding used in computing basic income per share		22,987,270		23,013,692		23,189,464

Add: Share options		-		-		147,801
Weighted average common stock outstanding used in computing diluted income per share		22,987,270		23,013,692		23,337,265

Net income (loss) per share-basic	RMB	(1.88)	RMB	(1.77)	RMB	2.12

Net income (loss) per share-diluted	RMB	(1.88)	RMB	(1.77)	RMB	2.10

As disclosed in note 1, the Share Exchange Transaction during 2005 provides for additional purchase price payments in the form of common stock, the issuance of which is contingent upon attainment of certain amounts of earnings and such issuance of common stock has been waived by the potential share owners. Accordingly, the above diluted income per share calculations have excluded these contingently issuable shares for 2008 and 2009.

As of September 30, 2010, the effect of conversion and exercise of the Company’s outstanding options are included as their effect is dilutive.  In previous years, the effect of the outstanding options was anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

21.	EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB7,900, RMB9,454, and RMB10,494 for the years ended September 30, 2008, 2009 and 2010, respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends.  No appropriation has been made for the years ended September 30, 2008, 2009 and 2010.

22.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

As of September 30, 2009 and 2010, capital commitments for the purchase of long-term assets are as follows:
	September 30,
	2009	2010
	RMB	RMB

Equipment	231	5,251
Plant and building construction	167	5,362
Technology use right	1,700	1,210
Project of gene modification	3,000	5,000

	5,098	16,823

(b)	Operating lease

The Company acquired certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended September 30, 2008, 2009 and 2010 were RMB8,939, RMB6,029, and RMB3,614respectively.

As of September 30, 2010, the Company was obligated under operating leases requiring minimum rental as follows:
RMB
Year ending September 30,

2011	2,655
2012	1,688
2013	2,113
2014	1,520
2015	1,513
Thereafter	5,990

15,479

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

22.	COMMITMENTS AND CONTINGENCIES - Continued

(c)
On March 6, 2006, Changrong entered into a contract with the Corn Research Institution of Jilin Academy of Agricultural Science to pay RMB5,000 every year from 2006 to 2016 for research and development activities.

(d)	Contingent tax liabilities

The Company assesses the contingent tax liabilities that may arise from the Share Exchange Transaction (note 1) and considers such contingent tax liabilities are more-likely-than-not. As of September 30, 2009 and 2010, contingent tax liabilities of RMB39,059 including late payment penalty and interest was included in the income tax payable in the accompanying consolidated balance sheet. The contingent tax was charged to the equity because the assumption of such liabilities by the Company was part of the recapitalisation in connection with the Share Exchange Transaction. The Company does not expect to incur tax liabilities at the higher end of the range which were estimated to be in the range RMB39,059 to RMB64,218, based on the information currently available.

During 2009, the Company began a fresh review of the contingent tax position by requesting and receiving alternate U.S. tax counsel on the above matter.  On September 23, 2010, the Company filed a revised 2005 tax return to the United States Internal Revenue Service, or IRS in a way to rectify the previously filed tax return regarding this tax liability. The IRS has not responded to the tax filing either directly or with any paperwork as of the date of this filing.  While the timeline for the IRS to question on the tax return is generally three years, this matter may take a prolonged period of time to resolve depending on the return time from IRS and the necessity of future appeals or re-evaluation.

(e)	Outstanding legal lawsuit

In 2008, a supplier lodged a legal lawsuit against Beijing Origin with a claim of RMB5,730. The lawsuit was the dispute of ownership of the technology right for a licensed seed which Beijing Origin purchased from this supplier. The court concluded the lawsuit in favour of Beijing Origin. However, during 2010 the plaintiff lodged an appeal to the court. The Company believes that the lawsuit has no merit and considers the loss on the litigation is not probable.

23.	SUBSEQUENT EVENT

On November 29, 2010, Origin Agritech Limited entered into an agreement with Rodman & Renshaw, LLC, as selling agent, for the sale of ordinary shares from time to time under a Continuous Offering Program Agreement.  The agreement covers up to 2,000,000 shares that may be sold at a discount to the market price on the date of sale, pursuant to a notice from the company to the selling agent.  The selling agent will be paid 1.8% of the gross proceeds from each sale.  The agreement provides for an initial sale period ending on June 11, 2011.

The ordinary shares to be sold under the Continuous Offering Program Agreement will be registered under the company’s current shelf registration statement on Form F-3.  The company will be filing a prospectus supplement to that registration statement after certain blue sky and NASDAQ filings have been made and completed.  The company will not be selling any such securities until all regulatory filings have been made and completed. The company also has entered into two financial services agreements with Chardan Capital Markets, LLC and Global Hunter Securities, LLC under which it will pay to each of them a fee equal to 0.60% of the gross proceeds raised from the sale of ordinary shares under the Continuous Offering Program Agreement.  No assurance can be given that the company will be able to sell any securities under the Continuous Offering Program Agreement.  Sales will depend on the market conditions and the minimum price set by the company for the number of shares it wishes to sell.  If any funds are raised, the net proceeds will be used for working capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008, 2009 AND 2010
(In thousands, except number of share, per share data and unless otherwise stated)

24.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value. All the financial instruments are for trade purposes. No level 2 or 3 fair value assessment has been made.

25.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s main products include hybrid corn, rice and cotton seeds, which have been organized as one reporting segment since they have similar nature and production procedures, with similar economic characteristics. The Company’s chief operating decision maker, the Chief Executive Officer, receives and reviews the result of the operation for all products as a whole when making decisions about allocating resources and assessing performance of the Company. In accordance with FASB ASC 280-10 (former SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”), the Company is not required to report the segment information for the products.

All of the Company’s sales and all of the Company’s long-lived assets are located in the PRC.

The Company had no customers which accounted for 10% or more of the Company’s revenues for any of the years presented in the consolidated financial statements.

26.	OPERATING RISK

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