Form 20-F
period 2011-09-30
Origin Agritech LTD
filed 2012-01-20
CIK 1321851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2011

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,382,812 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes     ☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes    ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐Large accelerated filer              ☒Accelerated filer               ☐Non-accelerated filer

Indicate by a check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standard as	Other ☐
Issued by the International Accounting Standards
Board ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

☐Item 17     ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes           ☒No

2

ORIGIN AGRITECH LIMITED

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this Annual Report only:

☐
“we,” “us,” “our company,” “our,” the “Company” and “Origin” refer to Origin Agritech Limited and, in the context of describing our operations, also include State Harvest Holdings Limited and the following, which are collectively described in this Annual Report as “our PRC Operating Companies”: Beijing Origin State Harvest Biotechnology Limited, or Origin Biotechnology and its subsidiary Shandong Kunfeng or Origin Kunfeng, Beijing Origin Seed Limited, or Beijing Origin, and its five subsidiaries, Changchun Origin Seed Technology Development Limited, or Changchun Origin, Henan Origin Cotton Technology Development Limited, or Henan Origin, Denong Zhengcheng Seed Limited, or Denong, Jilin Changrong High-tech Seed Limited, or Jilin Changrong and Linze Origin Seed Limited, or Linze Origin, Xinjiang Originbo Seed Limited, or Xinjiang Origin. On July 4, 2011, Jilin Changrong has been liquidated and no longer exists as an entity;

☐
“last year,” “fiscal year 2011,” “the year ended September 30, 2011” and “the fiscal year ended September 30, 2011” refer to the twelve months ended September 30, 2011, which is the period covered by this Annual Report;

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

F-1

☐	our ability to successfully anticipate market demand for crop seeds in our market and plan our volume and product mix;

our ability to fit acquisitions into our growth strategies to generate sufficient value to justify their cost;

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

☐	compliance with government registration and regulation, including environmental regulations relating to our seed production and our chemical operations;

☐	compliance with environmental regulatory standards relating to our chemical products;

☐	our plans to license or co-develop any seed product or technology;

☐	our plans regarding any future business combination or business acquisition;

☐	PRC and other international governmental policies and regulations relating to the crop seed industry;

☐	our plans to expand our business level or corporate level operations and product offerings;

☐	the likelihood of recurrence of accounting charges or impairments;

☐	expected changes in our sources of revenue and income base from our business operations or other sources;

☐	competition in the crop seed industry in China and other international markets;

☐	the future development of the crop seed industry in China and other international markets;

☐	our plans for current staffing requirements, research and development and regional business focus;

☐	our ability to successfully raise capital to accommodate growing company needs under acceptable terms or acceptable share price and at reasonable cost; and

☐	the adequacy of our facilities or seed production for our future operations.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The following selected consolidated financial information was derived from our fiscal year end consolidated financial statements. The following information should be read in conjunction with those statements and Item 5, “Operating and Financial Review and Prospects.” Our summary consolidated statements of operations and comprehensive income data for the years ended September 30, 2009, 2010 and 2011 and our summary consolidated balance sheet data as of September 30, 2010 and 2011, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report. The summary statement of operations and comprehensive income data the years ended September 30, 2007 and 2008 and the summary balance sheet data as of September 30, 2007, 2008 and 2009, set forth below are derived from our audited consolidated financial statements which are not included herein.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

(in thousands,	For the year ended
except share data)	September 30,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	USD
Consolidated statement of income and comprehensive income data:
Net revenues	489,379	513,490	592,492	584,860	567,434	89,316
Cost of revenues	(462,852)	(404,795)	(392,842)	(353,587)	(371,592)	(58,498)
Gross profit	26,527	108,695	199,650	231,273	195,842	30,818
Selling and marketing	(57,994)	(53,203)	(55,648)	(52,227)	(56,831)	(8,943)
General and administrative	(92,246)	(73,355)	(64,833)	(78,708)	(86,747)	(13,651)
Research and development	(28,441)	(24,513)	(33,473)	(38,356)	(44,771)	(7,045)
Other income, net	1,312	628	1,991	2,340	5,120	806
Total operating expenses	(177,369)	(150,443)	(151,963)	(166,951)	(183,229)	(28,833)
Income (loss) from operations	(150,842)	(41,748)	47,687	64,322	12,613	1,985
Interest income	10,942	5,199	2,036	1,634	1,771	279
Interest expenses	(21,697)	(36,939)	(16,784)	(8,539)	(1,469)	(231)
Loss on repurchase of convertible notes	-	-	(51,101)	-	-	-
Equity in earnings/ gain on disposal of associated company	(669)	7,702	4,669	18,253	1,616	254
Loss on liquidation of subsidiary	-	-	-	-	(13,582)	(2,137)
Changes in the fair value of embedded derivatives	12,601	20,229	3,300	-	-	-
Income (loss) before income taxes	(149,665)	(45,557)	(10,193)	75,670	949	150
Income benefit (tax)	(49)	3,995	(11,732)	(9,319)	(13,730)	(2,160)
Income (loss) before non-controlling interests	(149,616)	(41,562)	(21,925)	66,351	(12,781)	(2,010)
Non-controlling interests	(13,584)	(1,724)	18,892	17,298	(10,298)	(1,620)
Net income (loss)	(163,200)	(43,286)	(40,817)	49,053	(23,079)	(3,630)

Income (loss) attributable to ordinary shareholders	(163,200)	(43,286)	(40,817)	49,053	(23,079)	(3,630)
Net income (loss) per share:
Basic	(7.01)	(1.88)	(1.77)	2.12	(1.00)	(0.16)
Diluted	(7.01)	(1.88)	(1.77)	2.10	(1.00)	(0.16)
Shares used in computation:
Basic	23,268,062	22,987,270	23,013,692	23,189,464	23,072,895	23,072,895
Diluted	23,268,062	22,987,270	23,013,692	23,337,265	23,072,895	23,072,895

	30-Sep	30-Sep	30-Sep	30-Sep	30-Sep
(in thousands)	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	USD
Consolidated balance sheet data:
Cash and cash equivalents	162,314	102,263	121,255	299,672	129,942	20,448
Current working capital (2)	294,976	77,966	(33,533)	67,650	(21,753)	(3,423)
Total assets	1,110,983	894,296	824,544	935,011	818,382	128,780
Deferred revenue	23,238	34,848	18,280	23,111	19,812	3,118
Total current liabilities	499,347	487,576	546,822	596,611	532,571	83,805
Total liabilities	765,291	591,048	546,822	606,037	532,571	83,805
Non-controlling interests	48,775	39,224	51,389	57,089	26,774	4,213
Total shareholders’ equity	296,917	264,024	226,333	271,885	259,037	40,762

(1) Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the year ended September 30, 2011and has been made at the exchange rate quoted by the closing rate by the State Administration of Foreign Exchange in China on September 30, 2011 of RMB6.3549 to US$1.00.  Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

(2) Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York through December 31, 2008 and the State Administration of Foreign Exchange as of January 1, 2009 with respect to our historical financial statements relating to those time periods. As of December 31, 2008, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates.  The consolidated financial statements are presented in Renminbi as the reporting currency. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the closing rate by the State Administration of Foreign Exchange in China on September 30, 2011 of RMB6.3549 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate. Unless otherwise noted, for the years ended September 30, 2007, 2008, 2009, 2010 and 2011, all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB7.4928, RMB6.7899, RMB 6.829, RMB6.7011and RMB6.3549 per US $1.00, respectively, which were the prevailing year or period end closing rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008.  Starting from January 1, 2009, the source of the rates is the State Administration of Foreign Exchange in China, as the Federal Reserve Bank of New York discontinued publication of foreign exchange rates.  At September 30, 2011 the closing exchange rate was RMB6.3549 for one U.S. dollar.

	Average (1)	High	Low	Period- end

2007	7.6947	7.9168	7.4928	7.4928
2008	7.0578	7.5158	6.78	6.7899
2009	6.8328	6.8527	6.8201	6.8262
2010	6.812	6.8287	6.6936	6.7011
2011	6.4576	6.6349	6.3165	6.3549
June	6.4778	6.4892	6.4683	6.4716
July	6.4614	6.4748	6.4426	6.4442
August	6.409	6.4451	6.3849	6.8105
September	6.3833	6.3982	6.3549	6.3549
October	6.3566	6.3762	6.3233	6.3233
November	6.3408	6.3587	6.3165	6.3482
December	6.3341	6.3396	6.3297	6.3396

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

The following table sets forth the amount and percentage of our revenues resulting from licensed hybrid seeds as compared to our internally developed proprietary hybrid seeds for the periods listed:

	Year Ended September 30, 2009	Year Ended September 30, 2010	Year Ended September 30, 2011
Revenue resulting from licensed hybrid seeds	$50,513,090	$49,331,898	$52,045,527
Percentage of our total seed revenue resulting from licensed hybrid seeds	58.22%	58.51%	58.27%
Revenue resulting from internally developed proprietary hybrid seeds	$36,248,141	$34,982,517	$37,270,373

	Year Ended September 30, 2009	Year Ended September 30, 2010	Year Ended September 30, 2011
Percentage of our total seed revenue resulting from internally developed proprietary hybrid seeds	41.78%	41.49%	41.73%

The majority of the seeds that we sell have been developed and produced under our license agreements with the Corn Research Institute Li County, Hebei Province (now Shijiazhuang Liyu Technology Development Co., Ltd.) and the Henan Agricultural University, which we collectively refer to as the significant licensors, as set forth in the table below.

	Year Ended September 30, 2009	Year Ended September 30, 2010	Year Ended September 30, 2011
Revenue resulting from hybrid seeds developed and produced under our license agreements with the significant licensors	$20,378,080	$25,395,082	$33,509,070
Percentage of our total seed revenue resulting from hybrid seeds developed and produced under our license agreements with the significant licensors	23.49%	30.12%	37.52%

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

Our success depends to a large extent upon the continued service of an executive officer and key employee, including:

☐	Dr. Gengchen Han, our Chairman of the Board, Chief Executive Officer, and President.

The loss of the services of one or this key employee would have an adverse effect on us and our PRC operating subsidiaries, as this individual played and continues to play a significant role in developing and executing our overall business plan and maintaining customer relationships and proprietary technology systems. While none of the key personnel is irreplaceable, the loss of the services of any of these individuals would be disruptive to our business. We believe that our overall future success depends in large part upon our ability to attract and retain highly skilled managerial and marketing personnel. There is no assurance that we will be successful in attracting and retaining such personnel on terms acceptable to them. Inadequate personnel will limit our growth, and will be seen as a detriment to our prospects, leading potentially to a loss in value for investors.

Any diversion of management attention to matters related to acquisitions or any delays or difficulties encountered in connection with integrating acquired operations may have an adverse effect on our business, results of operations, and/or financial condition.

We have completed several acquisitions involving seed and other companies and may complete other acquisitions in the near future. These transactions are designed to contribute to our long-term growth. We must fit such acquisitions into our growth strategies to generate sufficient value to justify their cost. Acquisitions also present other challenges, including geographical coordination, personnel integration and retention of key management personnel, systems integration and the reconciliation of corporate cultures. Those operations could divert management’s attention from our business or cause a temporary interruption of or loss of momentum in our business and the loss of key personnel from the acquired companies. In addition, proposed acquisitions which are not consummated will cause us to incur substantial costs, none of which are generally recoverable.

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

We are dependent on revenue from our corn seed products and, therefore, our operating results could be disproportionately and negatively impacted if we are unable to sell a sufficient amount of corn seed at satisfactory margins .

Corn seed represents the principal source of revenue for the company.  For the fiscal year ended September 30, 2011, sales of our corn seed products constituted approximately 73.54% of our revenues, as compared to 73.32% for the year ended September 30, 2010. Our dependence on the corn seed market makes us particularly vulnerable to any negative market changes that might occur in this product line. In particular, if demand for our corn seed products generally decreases or if industry supply exceeds demand, prices will be driven downward and our margins will be negatively impacted, which would have an adverse effect on our business, results of operations and financial condition.

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

We have multiple license agreements for designated seed products in relation to exclusive production and marketing within China. Our license agreements with Hubei Province Shiyan Agricultural Sciences Institute was renewed this year until the corn seed isn’t produced anymore and Handan Agricultural Academy was terminated on July 1, 2011, respectively, additionally, we entered agreements with Shijiazhuang Zhuangyuan Technology Development Co., Ltd & Beijing Jinong Seed Co.,Ltd. Origin Biotechnology will provide technical research, production and distribution services to our several subsidiaries. In return, Beijing Origin and the other subsidiaries are required to pay Origin Biotechnology a service fee calculated according to the weight of corn, rice, and cotton seeds sold. The initial term of the technical services agreements is three years and either party has the right to terminate the agreement if it does not desire to renew the provisions thereof at the expiration of the term. There is no guarantee that any of the agreements upon which we or our subsidiaries depend for licensing and technical services will be renewed. Moreover, there is no assurance that any steps we have already taken or might take in the future will ensure the successful renewal of any or all our rights or the granting of further new rights or that the terms of any renewals of our rights would not be significantly less favorable to us than the terms of our current rights under these agreements.

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

In the course of preparing our consolidated financial statements for the twelve months ended September 30, 2011, a material weakness in our internal control over financial reporting was identified. If we fail to implement, achieve and maintain an effective system of internal controls, we may be unable to accurately report our financial results, and investor confidence and the market price of our shares may be adversely impacted.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the fiscal year ended September 30, 2011, which requires us to set out a management report containing an assessment of our internal controls over financial reporting in our Annual Report. It also requires an independent registered public accounting firm to attest to and report on the effectiveness of our internal controls over financial reporting.  We have already taken steps to remediate this identified material weakness.

In preparing our consolidated financial statements for September 30, 2011, a material weakness in our internal control over financial reporting was identified, as defined in the standards established by the U.S. Securities and Exchange Commission. The material weakness identified primarily related to the Company’s personnel did not possess the knowledge in application of related accounting standards in deconsolidation of a subsidiary. The management considered that such material weakness was because of significant change in senior management and personnel in the finance and financial related functions close to the 2011 financial year end.

As of January 2012, the company has already taken steps to remediate the aforementioned material weakness.  To remediate the material weakness, we hired additional accounting personnel with sufficient experience in U.S. GAAP and SEC reporting requirements and will arrange for regular training sessions on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics. However, the material weakness will only be considered remediated when both our hiring and training program demonstrate that the revised internal controls are operational for a period of time and are tested, enabling management to conclude that the controls are operating effectively.

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

The agricultural market in China is highly fragmented, largely regional and competitive, and we expect competition to increase and intensify within the sector. We face significant competition in our crop seed business. Our competitors may have greater financial, research and development resources than we have. Competition may also result from consolidation or other market forces within the crop seed industry in China and the privatized crop seed producers that were operated by the local governments in China. Our competitors may be better able to take advantage of industry consolidation and acquisition opportunities than us. The reform and restructuring of the previously state-owned equity in seed enterprises will likely lead to the reallocation of market share in the seed industry, and our competitors may increase their market share by participating in the restructuring of the state-owned seed companies. Privatization will likely mean that these producers will need to develop more efficient and commercially viable business models in order to survive. In addition, the PRC government currently restricts foreign ownership of any domestic seed development and production business to no more than 49%. When and if such restrictions are lifted, multinational corporations engaged in the seed business may expand into the agricultural market in China. These companies have significantly greater financial, technological and other resources than us and may become our major competitors in China. In particular, our industry was affected by a widespread overproduction during 2007. As a result, supply of certain of our products exceeded demand for those products and, as a result, market prices were reduced and our margins and revenues were negatively impacted in 2007 and 2008.  However, this was not the case in 2009 and 2010, but similar changes in supply and demand pressure may result in similar trends in 2011, our gross profit margin was slightly reduced in 2011 was mainly caused by the reduction of high gross margin seed of Li Yu16 and the increase in the price of raw material domestically. If these trends occur, we may be unable to successfully compete in our industry, especially if our competitors can produce and distribute seeds at a lower cost than us. If competition intensifies, our margins may continue to be compressed by more competitive pricing in the short term and may also to be compressed in the long term, and we may lose our market share and experience a negative impact on our margins, revenues and results of operations.

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

The joint venture of Xinjiang Origin (the “Company”) was invested by the Beijing Origin Seed Limited (“Beijing Origin”) with paid in capital of RMB100, 000 in July 2011, 51% ownership stake of the Company was held by Beijing Origin, which is mainly engaged in the produce, process, package, and sell high quality seed products for the domestic China market. Origin will possess the exclusive joint venture partnership with this local partner in Xinjiang. With the establishment of the Company, the production capability will be enhanced greatly, and these additional sales are incremental to Beijing Origin’s existing sales while possessing the same gross margins.

Whether or not a stock consignment agreement is terminated depends on the consensus of our board and the consignees. Any such termination could result in a possible loss of certain rights or assets held by us without receiving fair value in return.

The stock consignment agreements relating to our control of the stock of our PRC operating subsidiaries (not including Origin Biotechnology) may be terminated or extended after three years upon mutual agreement between us and the consignees. Three of the PRC consignees, Messrs. Han, Yuan and Yang, also serve as our officers and/or directors. These three persons own, in the aggregate, 7,539,785 shares of our ordinary stock, or about 31.57% of our issued and outstanding ordinary stock. Holding this amount of stock will allow these officers to control or greatly influence the selection of directors and matters submitted to a vote of our shareholders, including voting to terminate the stock consignment agreements.

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

Our senior executive officer has entered into an employment agreement with us which provide that he may be entitled to certain rights upon a change of control.

Dr. Gengchan Han, our Chairman of the Board, Chief Executive Officer and President has entered into an employment agreement which provides that he may terminate his employment with us as a result of a change of control.  A change of control includes if any person other than us and/or any our officers or directors as of the date of the employment agreement acquires our securities other than from the executive or his affiliates (in one or more transactions), having 51% or more of the total voting power of all of our securities then outstanding. If the executive terminates his employment agreement due to a change of control, we must continue to pay the executive all payments, compensation and benefits pursuant to the terms of his employment agreement upon the earlier of two years from the date of termination or through the term of the employment agreement. The employment agreement has a term of three years commencing on January 1, 2009.

Mr. Liang Yuan, President, Chief Executive Officer (CEO), and Director has informed Origin of his intention to resign from his current position as President and Chief Executive Officer for personal reasons effective immediately. Dr. Gengchen Han, Chairman of Origin, will assume the role of CEO. As Origin is moving from traditional hybrid seed business to high-entry-barrier biotech GMO, we will also take this opportunity to transition to a professional management team for future business operation.

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

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at rates of 30% and 3%, respectively . In addition, an enterprise qualified as a “high and new technology enterprise,” including agricultural companies, located in certain specified high-tech zones was entitled to a preferential state EIT rate of 15% and could enjoy an exemption from the state EIT for the first three years since its establishment and a 50% reduction of the state EIT for the succeeding three years. The qualification of a “high and new technology enterprise” was subject to an annual or biennial evaluation by the relevant government authority in China. Beijing Origin  entitled to a preferential tax rate of 15% as a new technology company. As of July 4, 2011 Jilin Changrong has been liquidated and no longer exists as an entity.

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

On December 20, 2004, Chardan China Acquisition Corp., or Chardan, entered into a stock purchase agreement with State Harvest, and all the shareholders of State Harvest for Chardan’s acquisition of State Harvest. In connection with the acquisition, Chardan formed its wholly-owned subsidiary, Origin Agritech. On November 8, 2005, Chardan merged with and into Origin Agritech for the purpose of re-domestication out of the United States. The re-domestication merger was achieved by a one-for-one exchange of all the outstanding common stock of Chardan for ordinary common shares of Origin Agritech, and the assumption of all the rights and obligations of Chardan by Origin Agritech. Immediately after the re-domestication merger, Origin Agritech acquired all the common equity of State Harvest by the issuance of shares and payments of cash consideration to the shareholders of State Harvest or their designee. We may be subject to contingent tax liabilities in connection with the above share exchange transaction. As of September 30, 2011, such contingent tax liabilities could be within the range of RMB39.06 million to RMB64.22 million.  We do not expect to incur tax liabilities at the high end of the range based on the annual assessment.

In 2009, we began a fresh review of the contingent tax position by requesting and receiving alternate U.S. tax counsel on this matter.  On September 23, 2010, the Company filed a revised 2005 tax return to the United States Internal Revenue Service, or IRS in a way to rectify the previously filed tax return regarding this tax liability.   The IRS has not responded to the tax filing either directly or with any paperwork as of the date of this filing.  While the timeline for the IRS to question on the tax return is generally three years, this matter may take a prolonged period of time to resolve depending on the return time from IRS and the necessity of future appeals or re-evaluation.

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

Based on our understanding and current assessment, we believe that we were not a PFIC for the taxable year 2011. However, there can be no assurance that we will not be a PFIC for the taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2011 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that produce, or are held for the production of, passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.  While we will continue to examine our PFIC status, we cannot assure you that we will not be a PFIC for any future taxable year.

Risks related to our shares

Voting control by executive officers, directors and other of our affiliates may limit investors’ ability to influence the outcome of director elections and other matters requiring shareholder approval.

Three of our executive officer and directors, Messrs. Han, Yang and Yuan, own approximately 34.8% of our issued and outstanding ordinary shares. These three major shareholders may maintain significant control over the outcome of some corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions. This level of ownership could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our ordinary shares or prevent shareholders from realizing a premium over the market price for their ordinary shares. In addition, if these major shareholders choose to dispose of a material portion of our ordinary shares they hold, the prevailing market price of our securities may decline.

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

We currently have short-term borrowings of approximately US$3.15 million.  The degree to which we are leveraged could, among other things:

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

As part of our efforts to expand our operations, we have made the following investments and acquisitions:

☐
on January 24, 2006, Beijing Origin and Jilin Jinong Hi-tech Limited jointly established Jilin Changrong, with Beijing Origin holding 34.77% of Jilin Changrong. On April 11, 2007, Beijing Origin acquired an additional 9.18% equity interest in Jilin Changrong for RMB22.04 million (US$2.94 million). On December 15, 2009, Beijing Origin acquired an additional 10% stake in Jilin Changrong for RMB24.00 million (US$3.58 million) bringing Beijing Origin’s total direct ownership to 53.95% and our combined direct and indirect ownership to 61.66%.  Jilin Changrong engages in the research, development, production, sale and distribution of hybrid corn in the northeast region of China; On July 4, 2011, Jilin Changrong has been liquidated and no longer exists as an entity.  Origin will continue to hold 23% of the Jinong Hi-tech.

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

•
In May 2011, Origin entered into a licensing agreement for GMO trait development  to develop high-yielding corn varieties incorporating the glyphosate-resistant and Bt- traits of our products, which are protected by patents issued in the PRC and the United States.

•
In July 2011, Origin Agritech Limited acquired a 51% interest in Xinjiang Origin, a company engaged in producing, processing, packaging and selling high quality seed products in China for RMB100 million (USD15.74million), paid in capital RMB 40million (USD$6.29million) as of September 30, 2011.

Our principal executive offices are located at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China, and our telephone number is (86-10) 5890-7588.

Since 2005, our capital expenditures consisted primarily of construction and purchase of plant and equipment. The table below sets forth our capital expenditures for the periods shown:

For the year ended September 30,	For the year ended September 30,	For the year ended September 30,	For the year ended September 30,
2008	2009	2010	2011
RMB	RMB	RMB	RMB
19.66 million	RMB18.80 million	15.84 million	51.66 million
(US$2.90 million)	(US$2.75 million)	(US$2.58 million)	(US$8.13 million)

B. Business overview.

Overview

We are the leading, technology-focused crop seed company serving mainland China. As of June 2010, we added branded agricultural chemicals to our product line.  We have sought to broaden our usage and penetration of our innovative plant breeding techniques, modern biotechnology, and innovative information and research management to develop and deliver high-yield seeds to the Chinese farming customer base. Our goal is to lead the industry by providing farmers with unique enabling technology and services, producing and protecting higher crop yields. Our activities include the specialization in the research and development, production, and sales and marketing of crop seeds (corn, rice, cotton, and canola) throughout the PRC.  We have pursued genetically modified research, and in November 2009, we received notification of the Bio-Safety Certificate from the Ministry of Agriculture as a final approval for commercial use of the world’s first genetically modified phytase corn. This is the first genetically modified corn seed product in China.  We are also actively pursuing the approval of other GM seed products including glyphosate resistant corn and bacillus thuringiensis, or BT, Corn.  Our focus remains in the production of higher quality seed products, whether proprietary or licensed.

The following table sets forth the amount and percentage of our revenues resulting from licensed hybrid seeds as compared to our internally developed proprietary hybrid seeds for the periods listed:

	Year Ended September 30, 2008		Year Ended September 30, 2009		Year Ended September 30, 2010		Year Ended September 30, 2011
Revenue resulting from licensed hybrid seeds	US$	52,023,150	US$	50,513,090	US$	49,331,898	US$	52,045,527
Percentage of our total seed revenue resulting from licensed hybrid seeds		68.79%		58.22%		58.51%		58.27%
Revenue resulting from internally developed proprietary hybrid seeds	US$	23,603,275	US$	36,248,141	US$	34,928,517	US$	37,270,373
Percentage of our total seed revenue resulting from internally developed proprietary hybrid seeds		31.21%		41.78%		41.49%		41.73%

Our sales offices are spread throughout the entire mainland China region including central, northern, and southern regions of China. We continue to develop our sales and marketing team of 230 employees located in 12 sales offices. Our nationwide distribution network covers most parts of China. Our distributors sell our products to retailers who in turn sell to farmers, who are end-users of our products. We currently provide branded products and technical support to farmers in 30 of China’s 34 provinces.

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

Our business model draws from existing and new technologies by utilizing both conventional breeding and advances in biotechnology. We aim to build upon our current hybrid base where we have accumulated parental seeds with advantageous traits optimized to local soil conditions. We have roughly 100 total products, both licensed and proprietary, in the market. We began to develop our own proprietary hybrid seed varieties in 1998, and, as of September 2011, we have 25 proprietary corn seed products, 19 proprietary rice seed products, 7 proprietary cotton seed products and 1proprietary canola seed products that are in commercial production and distribution. Currently, we have 10 breeding stations and employ 125 full time research personnel.

Over the past year, the number of corn, cotton, rice and canola varieties we have sold (both licensed and proprietary) has increased slightly. The following table illustrates the change in the number of the seed varieties we sold over the past four years.

Varieties of Seed Products:

Year	Varieties of Seed Products
	Corn	Cotton	Rice	Canola	Total
2008	47	16	57	15	135
2009	46	13	53	7	119
2010	45	10	55	7	117
2011	45	12	57	11	125

The following table illustrates the total revenues for each of our seed varieties:

Year	Revenues*
	Corn	Cotton	Rice	Canola
	RMB	RMB	RMB	RMB
Year ended September 30, 2008	364,843,855	16,663,187	106,636,187	24,855,519
Year ended September 30, 2009	414,625,462	9,917,053	125,134,572	42,747,377
Year ended September 30, 2010	428,863,503	11,996,313	84,211,605	38,515,030
Year ended September 30, 2011	419,467,551	18,899,783	91,778,481	16,833,211

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

In addition to biotechnology, our internal research and development also invests considerable effort in the conventional breeding of hybrid crop seed. Currently, we have 10 breeding stations and employ 125 full time research personnel in this area. We strive to maintain our position as a quality producer of advanced products by budgeting approximately 8% of our gross revenues (based on the prior year’s results) for research and development. Historically, because of the increase in our gross revenues, the actual amount spent in any year has generally been around 3% of gross revenues in that year. Because our sales last year were lower than expected, our actual amount exceeded 5%. The table below shows the amount we have spent on research and development for the following periods, as an absolute monetary amount.

For the year ended		For the year ended		For the year ended		For the year
September 30,		September 30,		September 30,		ended September 30
2008		2009		2010		2011
		RMB		RMB		RMB
RMB	24,512,551	RMB	33,473,117	RMB	38,355,325	RMB	44,771,289
US	(3,610,149)	US	(4,901,613)	US	(5,723,825)	US	(7,045,160)

Commercial Production

Once approval for distribution of a new seed is obtained from both national and provincial regulatory bodies, a producer of that seed must commence commercial development of the seed variety. We produce our hybrid seeds by contracting with local farmers in China to whom we provide parental seeds and technical support. Currently, we have 271 production personnel and seed conditioning plants located in Gansu, Jilin, Henan, Sichuan, Hunan, Jiangxi, Inner Mongolia and Beijing with our main production facilities in Gansu. These production centers work to supply these parental seeds to our producer-farmers. At present, we have over 51,000 corn seed farmers and in excess of 38,000 rice seed farmers producing seeds for us, each of whom plants, grows and harvests the hybrid to produce seeds for commercial distribution in the following season. This network of local farmers who produce our seeds is an important element of our strategy to produce an increasing number of products with consistent quality. We are the first Chinese seed company to gain ISO9001-2000 certification by the China Certification Center for Quality Mark. We maintain a strict seed quality control system and we have sufficient processing capability and advanced equipment to allow us to operate efficiently and maintain a high quality of seed products.  By employing these practices, we have achieved product quality on par with that of our foreign competitors and that is consistently well received by our customers.

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

National Marketing and Distribution

We have our own sales organization consisting of 230 employees who oversee all aspects of our distribution and retail sale network and promote our sales within the distribution chain. In addition, these individuals provide high-level technical service to our end customers.

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

Four years ago, three of our existing rice hybrids were approved to be sold in Vietnam. The approval process in Vietnam is a two year process. We began exporting products across the border at the end of year 2007 in small quantities. As Vietnam shares a border with China, we are able to use standard transportation, such as trucks, and deliver our products to selected distributors though an agent. We are also currently exploring sales channels to other countries in Southeast Asia and the Middle East and we will continue to expand the market in Vietnam.

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

We currently have four Chinese patents registered with the State Intellectual Property Office of China. One of the patents relating to the method of producing hybrid corn seed is jointly owned by Henan Agriculture University and Beijing Origin.

In addition, we currently have eighty Chinese trademarks registered with the Trademark Office of China’s State Administration for Industry and Commerce, including fifty-three trademarks owned by Shandong Kunfeng Biochemical Limited. Also, we have applied for thirty-five additional trademarks, and the applications have been accepted and are now being reviewed by the Trademark Office of China’s State Administration for Industry and Commerce.

The following table lists our self-developed proprietary seed products that have been approved by the national variety authorization committee or provincial variety authorization committee

No.	Name of Variety	Name of Seed
Product
1	AoTian 8210	Corn
2	Ao Yu 1	Corn
3	Ao Yu 20	Corn
4	Ao Yu 2	Corn
5	Ao Yu 3007	Corn
6	Ao Yu 3101	Corn
7	Ao Yu 3102	Corn
8	Ao Yu 3111	Corn
9	Ao Yu 3118	Corn
10	Ao Yu 3202	Corn
11	Ao Yu 3206	Corn
12	Ao Yu 7	Corn
13	Ao Yu 28	Corn
14	Ao Yu 4	Corn
15	Ao Yu 5102	Corn
16	Ao Yu 5	Corn
17	Ji Dan262	Corn
18	Ji Dan29	Corn
19	Ji Dan413	Corn
20	Ao Yu 12	Corn
21	Ji Si 8	Corn
22	Ao Yu 21	Corn
23	Yu Ao 6	Corn
24	Ao Yu 3214	Corn
25	Ao Yu 3628	Corn
26	Gang You 99-14	Rice
27	Nei Xiang You 9	Rice
28	Shan You 456	Rice
29	Liang You 456	Rice
30	De Xiang Zao 4	Rice
31	De Nong 108	Rice
32	De Nong 88	Rice
33	De Liang You 9	Rice
34	Fei You 463	Rice
35	Zhong 9 You 1254	Rice
36	De E Liang You 1	Rice
37	Zheng Cheng 456	Rice
38	De You 1254	Rice
39	Zhu Liang You4290	Rice
40	Nei Xiang You 18	Rice
41	Zhong You 463	Rice
42	Fei You 98	Rice
43	Zhong You 4202	Rice
44	Zhu Liang You 312	Rice
45	De You 13	Canola
46	Ao Mian 16	Cotton
47	De Mian 206F1	Cotton
48	Ao Mian 28	Cotton
49	Ao Mian 6	Cotton
50	Ao Mian 618	Cotton
51	Ao Mian 8	Cotton
52	Ao Mian 9	Cotton

With our research, breeding system and management, as of September 2011, we have 25 proprietary corn seed products, 19 proprietary rice seed products, 7 proprietary cotton seed products and 1 proprietary canola seed products that are in commercial production and distribution. Although representing only a minority of our revenues historically, we expect that an increasing portion of our revenues in future years will be derived from our proprietary seeds as opposed to seeds produced under licenses from third parties.

Licensed Seed Products

In addition to the development of our own proprietary seeds, we have licenses to distribute seeds developed by independent research and development institutions which have no commercialization ability or distribution channels of their own. Currently, we have licenses to distribute twenty varieties of corn seed, five varieties of cotton seed, thirty eight varieties of rice seed and ten varieties of canola seed. Although substantially all of our historical revenues were derived from the sale of licensed hybrid seeds, the impact of our proprietary seeds has increased in recent years. In the  2008 and  2009 fiscal years, approximately 69.0% and 58.22%  respectively of our revenues resulted from sales of licensed seeds, while in the fiscal years 2010 and 2011, that figure had decreased to 58.51% and 58.27%, respectively.

Under a typical license agreement, one of our PRC Operating Companies will obtain a license for a designated product for exclusive production and marketing within China. The license fees vary in their method of determination, but generally they are either a percentage of revenues from the sale of the variety or a flat fee arrangement. None of our license agreements results in a payment in excess of 1% of our revenues. Beijing Origin has these types of agreements with China Academy of Sciences Microbiology Institute, Liyu in Hebei Province, Henan Puyang Agricultural Academy, Tieling Agricultural Academy, Liaoning Benxi Agricultural Academy, Sichuang Agricultural Academy, Corn Research Institution of Beijing Agricultural Forestry Academy, Huafeng Seed Limited, Liaocheng Huafeng Corn Breeding Research Institution, Food Corn Research Institution of Yunnan Agricultural Academy, Henan Agriculture University, Hubei Province Shiyan Agricultural Sciences Institute, Shandong Cotton Research Center, China Rice Research Institution, among others. These agreements generally have no fixed term or termination date. The agreements may be terminated for breach by either party. We may terminate the agreements at any time, in effect, by not producing seeds there under, without penalty.

We have joint development agreements with the Liyu under which we and Liyu are coordinating to develop several varieties of corn seeds. Under these agreements, we have developed and produced sevenvarieties of corn seeds, which together have represented a substantial amount of sales in each fiscal year since 2005 as illustrated in the following chart for the three fiscal years ended September 30, 2009, 2010 and 2011:

Varieties of Corn Seeds	2009 Sales	2010 Sales	2011Sales
LinAo1	3.79%	3.96%	4.41%
AoYu 17	1.11%	0.82%	0.90%
Liyu 16	12.99%	14.76%	16.81%
AoYu 19	0.00%	0.00%	0.00%
Liyu 26	0.30%	0.57%	0.38%
Liyu 35	8.42%	10.58%	12.81%
Liyu 37	0.00%	0.00%	0.38%
Total	26.61%	30.69%	35.69%

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

In addition to the exclusive license agreements set forth above, we also have non-exclusive license agreements. The non-exclusive license fees tend to be lower than the typical exclusive license fees. Those licensors that lack production ability or distribution channels of their own grant us the right to produce, distribute and propagate the covered variety of seeds, provide us with technical materials and instructions, supervise seed quality and evaluate growing areas. We are responsible for undertaking all the propagation costs and maintaining quality standards. So far, Beijing Origin has entered into these types of agreements with Henan Agriculture University for YuYu 22, Hebei Province (now Shijiazhuang Liyu Technology Development Co., Ltd.) for Li Yu 37, Liaocheng Huafeng Maize Breeding Research Institution for Feng Liao 008 and Handan Academy of Agricultural Sciences for Ao Mian 885 and Ao Mian 802. The agreements may be terminated for breach by either party. We may terminate the agreements at any time by not producing seeds there under, without penalty.

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

Except what was discussed immediately above, no other licensed seed product represented more than 10% of our sales in the fiscal years ended September 30, 2009, 2010, and 2011. In addition, except as disclosed above, no one licensor is responsible for a seed product or group of seed products that represents more than 1% of our revenues during the same periods.

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

Under the Seed Law, for a company to engage in the seed business, it must obtain two licenses. One is the production license, which is issued at the provincial level, entitling the holder to engage in seed production in that province. The production license specifies the types of seeds that may be produced, the location of the production of the seeds, and the term of the production license. The second is a license to distribute seeds. Generally, a distribution license is issued by the government at the county level or above. A seed company must obtain a provincial-level license to distribute major crop seeds in that province. In addition, a national level license is necessary for a seed company to distribute seeds nationwide. Among other standards, the amount of the licensee’s registered capital determines if the distribution license is issued at the national or local level, along the following lines:

☐	to obtain a national distribution license, the licensee must have a registered capital of at least RMB30 million (approximately US$4,418,327);

☐	to obtain a provincial license to distribute hybrid seed varieties, the licensee must have a registered capital of at least RMB5 million (approximately US$736,388); and

☐	to obtain a provincial license to distribute non-hybrid seed varieties, the licensee must have a registered capital of at least RMB1 million (approximately US$147,278).

A separate license is required to import and export seeds. To obtain this license, the applicant must have a minimum registered capital of RMB10 million (approximately US$1,472,776).

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

The Chinese Agricultural Chemical Market

According to China's National Bureau of Statistics, 2.37 million tons of agricultural chemicals (including active ingredients and formulations) were produced last year, up 19.3% year over year. China's agricultural chemical industry is estimated at a total industrial production value of RMB132.03 billion, up 4.4% year on year, with total market sales value of RMB128.04 billion, up 5.4%. As a recent trend, the regulations of the Chinese chemical industry have eliminated the production and sales of the more toxic and harmful insecticides formulations and increased the production of environmentally friendly, water-based insecticides to promote efficient and safe forms of new formulations of chemicals. The Chinese central government has focused on the increase of direct investment in agriculture along with the increase of subsidies to agriculture and agricultural materials which may raise purchase prices of crops in the following years. These policies should encourage more of the farming population base to purchase more fertilizers and pesticides.

Environmental Protection and Chemical Regulation

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

According to the provisions of "Pesticide Management Regulations", "Implementation of Pesticide Management Regulations" and "Pesticide Production Management Practices," Pesticide registration system and production permit system are performed in China. To be qualified to sell pesticide, the company must hold "pesticide product registration card" issued by the Ministry of Agriculture, and "industrial production permit" issued by the State General Administration of Quality Supervision, Inspection and Quarantine or "Approval Certificate for pesticide production" issued by the Ministry of Information Industry. In addition, pesticide products also need to be clearly marked "product performance standards." Kunfeng is operating 38 pesticide products, which all own the qualification certificates mentioned above. Also, there are 6 varieties which are applying for the qualification certificates.

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

Our PRC Operating Company Subsidiaries are organized in the PRC and governed by PRC laws. PRC enterprise income tax, or EIT, is calculated based on taxable income determined under PRC accounting principles. Before January 1, 2008, PRC EIT was generally assessed at the rate of 33% (30% of state income tax plus 3% local income tax) of taxable income. On March 16, 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or the New EIT law, which became effective on January 1, 2008. Under the New EIT law, FIEs and domestic companies will be subject to New EIT at a uniform rate of 25% and the current tax exemption, reduction and preferential treatments which are applicable only to FIEs will be revoked. However, any enterprises established before the promulgation of the New EIT law that are entitled to preferential tax treatments for a fixed period will continue to be entitled to such preferential tax treatment until the expiration of such period.

The applicable tax rate of the PRC New EIT to Beijing Origin is 15% since January 1, 2008. However, Beijing Origin has been approved as new technology enterprises and enjoys the reduced New EIT rate of 15% while our other operating companies are subject to the New EIT at a uniform rate of 25%.

Pursuant to the Provisional Regulation of China on Value Added Tax, or VAT, and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Pursuant to the Notice of the Ministry of Finance and the State Taxation Administration on Exempting the Value Added Tax for Agricultural Material, self-produced agricultural products sold by agricultural producers shall be exempt from VAT. Pursuant to an approval document received from Beijing Haidian District State Tax Bureau, Beijing Origin has been entitled to exemption from VAT since August 1, 2001. Denong has also been exempted from VAT since January 1, 2006.

Dividend Distribution

Under PRC law, FIEs in China, including Origin Agritech may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as cash dividends. The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds which may not be distributed to equity owners except in the event of liquidation. The amount set aside as of September 30, 2010 and 2011 were RMB31,727 and RMB24,789. Such decrease was due to the liquidation of Changrong.

We are currently in compliance with all applicable PRC laws and regulations relating to our business.

C. Organizational structure.

Origin Agritech is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC Operating Companies. The following diagram illustrates our current organizational structure:

(1) We do not have any ownership interest in Beijing Origin, Henan Origin, Changchun Origin, Denong and Xinjiang Origin. Through State Harvest, we have entered into a series of stock consignment agreements with their respective shareholders. Gengchen Han (our Chairman and Chief Executive Officer), Liang Yuan (Director), and Yasheng Yang (Vice Chairman of the Board), currently own 34.4%, 25.8%, and 28.68% of Beijing Origin, respectively. As of July 2011, Jilin Changrong has liquidated and no longer exists as an entity.

The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest:

Name	Place of incorporation (or establishment)/operation	Percentage of ownership
State Harvest	British Virgin Islands	100% owned by Origin
Origin Biotechnology	Haidian District, Beijing, PRC	100% owned by State Harvest
Beijing Origin	Haidian District, Beijing, PRC	97.96% controlled by State Harvest
Henan Origin	Zhengzhou, Henan Province, PRC	92.04% owned by Beijing Origin
Changchun Origin	Changchun, Jilin Province, PRC	99% owned by Beijing Origin
Denong	Chengdu, Sichuan Province, PRC	97.87% owned by Beijing Origin
Liyu	Shijiazhuang, Hebei Province, PRC	30% owned by Beijing Origin
Linze Origin	Linze, Gansu Province, PRC	100% owned by Beijing Origin
Shandong Kunfeng	Jinan, Shandong Province, PRC	80% owned by Beijing Biotechnology
Xinjiang Origin	Jinbo City, Xinjiang Province, PRC	51% owned by Beijing Origin

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

To gain control over the PRC Operating Companies (other than Origin Biotechnology, which is not subject to the 49% ownership restriction and which State Harvest entirely owns), State Harvest entered into a series of stock consignment agreements with shareholders of those companies or, in the case of Denong and Jilin Changrong, with Beijing Origin, the parent of those entities. These agreements consign to State Harvest or Beijing Origin all of the rights of ownership of the shares involved other than legal title, effectively transferring the control of the shares subject to the agreements to State Harvest. Those rights include the right to manage in all respects the shares held in title by the shareholders that are parties to them, including all shareholder rights to call meetings of shareholders, to submit shareholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a shareholder in respect of the shares consigned. More specifically, the consignment agreements include giving the right to select, replace and increase the number of the directors and supervisors, recommend new directors and supervisory personnel and to exercise management rights, controlling rights and decision-making power over the shares of the subject company.  Additionally, the shares of the PRC operating companies are pledged. As of July 4, 2011, Jilin Changrong has liquidated and no longer exists as an entity.

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

D. Property, plant and equipment.

Our principal executive offices are located in the Changping District in Beijing where we own approximately 10,320 square meters of office space, and the right to use approximately 19,250 square meters of land. The land use right, property, plant, and equipment of our headquarters in Beijing and our Linze branch currently secure a loan of RMB20 million. This loan was extended by Agricultural Bank of China Linze.

We own or lease manufacturing facilities, laboratories, seed production and other agricultural facilities, office space, warehouses, research stations and breeding centers in Gansu, Henan, Liaoning, Jilin, Inner Mongolia, Yunnan, Jiangsu, Shanxi, Sichuan, Hainan, Hubei, Anhui, Hunan and Jiangxi provinces, and in Daxing of Beijing. These facilities include approximately 457,000 square meters of land, including additional 200,000 square meters of land in Bole, Xinjiang Province, and approximately 22,500 square meters of office. The leased facilities are rented at regular commercial rates, and management believes other facilities are available at competitive rates should it be required to change locations or add facilities. Poor weather conditions may limit our ability to use the land for crop seed production.

We believe that our existing facilities are adequate to conduct our current and foreseeable future business operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

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

We continue to develop our sales and marketing team of 230 employees located in 12 sales offices nationwide. Our nationwide distribution network covers most parts of China and consists of over 3,800 first-level distributors and over 65,000 second-level distributors and retailers. Our distributors sell our products to retailers who in turn sell to farmers, who are end-users of our products. We currently provide branded products and technical support to farmers in 30 of China’s 34 provinces. We believe that quality of seed and the correct farmer application of that seed is the best way to increase product yields and overall value to farmers.

With regards to our fiscal year 2011 normal product line results, corn seed products remains our strongest product, producing 74% of our sales, as compared to 73% in the fiscal year ended September 30, 2010 and 70% for the fiscal year ended September 30, 2009. The total revenue from corn seed is RMB417,089 million in fiscal year 2011, compared with RMB428.86 million in the fiscal year ended September 2010. Our revenues for the rice unit for the year ended September 30, 2011 increased approximately 9% to RMB91.78 million from RMB84.21 million in the fiscal year ended September 30, 2010. The total revenue from cotton seed increased 57.55% to RMB18.90 million in fiscal year 2011 from RMB11.99 million in the year ended September 2010. As with the divestment of Biocentury Transgene earlier last year, the company has begun to focus less on the cotton sales and more on the other main crop seeds, selling a higher portion of our seeds inventories at lower prices. Our canola sales showed a decrease of 56.29% to RMB16.83 million in fiscal year 2011 as compared to revenues of RMB38.52 million in fiscal year 2010. Given that the canola seeds are sold in the off season, a substantial amount of the canola seed sales still exist as deferred revenues on our balance sheet. This is the second year for our pesticide sales and our pesticide revenues in the fiscal year ended September 30, 2011amounted to RMB20.57 million exclusive of other sales categories, with the margin of 20%, compared with 13.01% last year.

Our revenues for the year ended September 30, 2011were RMB567.43 million (US$89.29 million), a decrease of 2.98% from September 30, 2010 with RMB584.86 million (US$87.28 million).

Operating expenses, net for the year ended September 30, 2011were RMB183.23 million (US$ 28.83 million), representing an increase of 7.80% from September 30, 2010 with RMB166.95 million (US$24.91 million).

The revenue decline is mainly due to the decrease in production of corn because of bad weather and technique skill in this year, and the increase in the rental of farm’s land, and the intense competition from same industry as well.

Research and Development Outlook

With the continued growth of the economy in China the demand for higher levels of food production has continued to increase dramatically. The demand is driven by domestic price inflation of food products, the rising consumer desire for higher quality food products, the increased need for fuel including the usage of bio-fuels, and the growing constraints on land. The Chinese central government has taken several measures to deal with these issues. Compared with conventional varieties, the advantages of genetically modified (“GM”) varieties are high yield, high quality and increased disease resistance and herbicide resistance. Farmers plant GM varieties to both save time and cost, while also reducing the amount of field work. GM corn, soybean, and cotton have been widely used in the United States and many other countries to guard against insect damage and to increase crop yields. Crop yields with the successful application to biotechnology which in other developed countries has routinely reported increases of over 10%-15%, as reported commercially by Monsanto and Syngenta. According to the USA, planting area for GM corn increased from 160,000 hectares in 1996 to almost 20 million hectares in 2006 in the United States. Since receiving Chinese government approval, cotton that has been genetically modified to guard against damage from insects, such as the borer, and these varieties are now widely planted in China. GM cotton is widely accepted in the Chinese market. The Chinese authorities have taken the first steps in approving GM crop seed research and commercialization in order to meet the increasing demand of agricultural products with the approval of our phytase corn and BT rice seed.  We expect the Chinese authorities to continue in this direction, although cautiously.

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

As part of our internal efforts, we developed genetic markers to enhance selection of disease resistance lines of maize to accelerate the breeding process. In addition, we continued to utilize our previously implemented data mining infrastructure to search for stable, high yielding hybrids. Our business model draws from existing and new technologies using both conventional breeding and advances in biotechnology. We aim to build upon our current hybrid base where we have accumulated parental seeds with advantageous traits optimized to local soil conditions. We have roughly 125 total products, both licensed and proprietary, in the market. We began to develop our own proprietary hybrid seed varieties in 1998, and as of September 2011, we have 25 proprietary corn seed products, 19 proprietary rice seed products, 7 proprietary cotton seed products and 1 proprietary canola seed products that are in commercial production and distribution in 2010. Currently, we have 10 breeding stations and employ 125 full time research personnel.

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

☐	our ability to fit acquisitions into our growth strategies to generate sufficient value to justify their cost;

☐	our ability to develop new products through research and development;

☐	our ability to partner or joint venture for the creation of more advanced bio-technology products;

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

Revenues

The most significant factor that affects our sale of crop seeds in China is the demand for and supply of crop seeds in China’s agriculture market. As a result, the price we are able to set for our seeds is mainly dependent on the aggregate supply of crop seeds, both from us and from our competitors, in relation with crop seed demand in any growing season. Any potential fluctuation in the demand and supply of seeds in China may cause significant volatility in the pricing of crop seeds in China and, as a consequence, in our operating results and financial condition. In addition, because decisions relating to our production volume are made before we know the volume of seed orders and the market price for such orders, we face the risk of either over-supplying the market or under-supplying the market, which could materially and adversely affect our revenues, operating results and ability to achieve or maintain profitability.

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

Operating expenses, net

Our operating expenses, net consist of general and administrative expenses, research and development expenses, selling and marketing expenses and other income, net. Our operating expenses, net have grown for the year ended September 30, 2011 compared to the same period in 2010, mainly due to the increase in General and Administrative expenses.

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

Stock option plan and option agreements

Our stock options are granted under the 2005 and 2009 Performance Equity Plan. We adopted the 2005 Plan in November 2005, under which we could issue share options with the right to purchase up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. During 2009, we adjusted certain outstanding awards, pursuant to action by the compensation committee to align the awards to the price of the stock and our financial outlook so that the awards would continue to offer employment incentivization. As of September 14, 2009, there are awards outstanding covering a total of 214,120 ordinary shares, and which included restricted awards for 89,300 shares. On April 22, 2010, our company adopted the 2009 Performance Equity Plan. We had outstanding option awards for 120,000 ordinary shares under the Plan at September 30, 2011.

With the adjusted awards, all the option awards have an exercise price within the range of $0 to $12.23 and expire 5 years from the date of grant and vest immediately or over a period of 1 to 5 years. We recorded a total stock-based compensation expense of RMB 2,756,948 (US$ 403,769) for the year ended September 30, 2009, and RMB4,869,489 (US$715,260) for the year ended September 30, 2010, and RMB4,637,507 (US$729,753) for the year ended September 30, 2011.

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

Impairment of long-lived assets

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

Write-down of Inventory

Any excess of the cost over the net realizable value of the inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes necessary to make the sale. As of September 30, 2011, we had a write off of RMB21.25 million (US$3.34 million) compared to RMB22.03 million in year ended September 30, 2010, and RMB28.86 million as of September 30, 2009.

Income taxes

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

The Company adopted FASB Accounting Standard Codification (“ASC”) 740. The Company’s policy on classification of all interest and penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

Stock-based compensation

We adopted FASB ASC 718-10, to measure our issued share options based on the grant-date fair value of the options and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We adopt the Black-Scholes Model to value the fair value of the share options.

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

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of revenues, for the periods indicated:

	For the year		For the year				For the year		For the year
Item	ended September 30		ended September 30				ended September 30		ended September 30
	2007		2008		2009		2010		2011
		As %		As %		As %		As %		As %
	In thousands RMB	of net revenue	In thousands RMB	of net revenue	In thousands RMB	of net revenue	In thousands RMB	of net revenue	In thousands RMB	of net Revenue
Consolidated statement of income and comprehensive income data:
Revenues	489,379	100	513,490	100	592,492	100	584,860	100	567,594	100
Cost of revenues	(462,852)	(94.58)	(404,795)	(78.83)	(392,842)	(66.30)	(353,587)	(60.46)	(371,751)	65
Gross profit	26,527	5.42	108,695	21.17	199,650	33.70	231,273	39.54	195,843	35

Selling and marketing	(57,994)	(11.85)	(53,203)	(10.36)	(55,648)	(9.39)	(52,227)	(8.93)	(56,831)	(10.01)
General and administrative	(92,246)	(18.85)	(73,355)	(14.29)	(64,833)	(10.94)	(78,708)	(13.46)	(86,748)	(15.28)
Research and development	(28,441)	(5.81)	(24,513)	(4.77)	(33,473)	(5.65)	(38,356)	(6.56)	(44,771)	(7.89)
Other income, net	1,312	0.27	628	0.12	1,991	0.34	2,340	0.40	5,120	0.90
Total operating expenses	(177,369)	36.24)	(150,443)	(29.30)	(151,963)	(25,65)	(166,951)	(28.55)	(183,229)	(32.28)
Income from operations	(150,842)	(30.82)	(41,748)	(8.13)	47,687	8.05	64,322	11.00	12,613	2.22
Interest income	10,942	2.24	5,199	1.01	2,036	0.34	1,634	0.28	1,771	0.31
Interest expenses	(21,697)	(4.43)	(36,939)	(7.19)	(16,784)	(2.83)	(8,539)	(1.46)	(1,469)	(0.26)
Loss on repurchase of convertible notes	-	-	-	-	(51,101)	(8.62)	-	-	-	-
Equity in earnings of associated company	(669)	(0.14)	7,702	1.50	4,669	0.79	9,370	3.12	1,616	0.28
Loss on liquidation of subsidiary	-	-	-	-	-	-	-	-	(13,582)	(2.39)
Changes in the fair value of embedded derivatives	12,601	2.57	20,229	3.94	3,300	0.56	-	-	-	-
Income before income taxes	(149,665)	(30.58)	(45,557)	(8.87)	(10,193)	(1.72)	75,670	12.94	949	0.17
Income tax	49	0.01	3,995	0.78	(11,732)	(1.98)	(9,319)	(1.59)	(13,730)	(2.42)
Income before non-controlling interests	(149,616)	(30.57)	(41,562)	(8.09)	(21,925)	(3.70)	66,351	11.34	(12,781)	(2.25)
Non-controlling interests	(13,584)	(2.78)	(1,724)	(0.34)	(18,892)	(3.19)	(17,298)	(2.96)	(10,298)	(1.81)
Net income	(163,200)	(33.35)	(43,286)	(8.43)	(40,817)	(6.89)	49,053	8.39	(23,079)	(4.07)

Fiscal Year Ended September 30, 2011 Compared To Fiscal Year Ended September 30, 2010

While our results of operations were still recovering during fiscal year 2010 from the lingering effects of the industry reorganization of state seed enterprises and other factors, the 2011 fiscal year results of operations were adversely impacted by constrained production of key seed products at our seed production center. This is reflected in the decrease in the gross margin of corn seeds which decreased from 49.65% to 35.54% (as shown below).

Revenues & Gross Margin

Our revenues for the year ended September 30, 2011 were RMB567.43 million (US$89.29 million), a slight decrease of 2.98% from September 30, 2010 with RMB584.86 million (US$87.28 million). This change in revenue was due to a combination of the increase in corn seed prices of 17.25% coupled with the decline in corn sales quantity of 17.27%. The sales quantity decrease was caused by the inclement weather conditions and limited farming techniques of the production farmers which caused the a limitations in the volume of popular corn seed varieties available for sale..

Exclusive of the scrap sales, revenues from our hybrid corn seeds decreased 2.92% to RMB409.13 million (US$64.38 million) in the fiscal year ended September 30, 2011 from RMB421.42 million (US$62.89 million) in the fiscal year ended 2010. Gross margin of our corn products decreased by 9.39% in fiscal year 2011, as compared to the previous twelve month period. These results were adversely impacted by constrained production of key seed products at our seed production center. Revenues from our hybrid rice seeds increased by 9.63% to RMB90.30 million (US$14.21 million) in the fiscal year ended September 30, 2011 from RMB82.38 million (US$12.29 million) in the fiscal year ended 2010, exclusive of scrap seed sales. Gross margin of our rice products increased by 4.55% in fiscal year 2011, as compared to the previous twelve month period. The total revenue from cotton seed increased by 59.22% to RMB18.92 million in fiscal year 2011 from RMB11.88 million in the year ended September 2010.  As with the divestment of Biocentury Transgene earlier last year, the company has begun to focus less on the cotton sales and more on the other main crop seeds, selling a higher portion of our seeds inventories at lower prices. Our canola sales showed a decrease of 55.83% to RMB16.83 million in fiscal year 2011, as compared to revenues of RMB38.11 million in fiscal year 2010. Given that the canola seeds are sold in the off season, a substantial amount of the canola seed sales still exist as deferred revenues on our balance sheet. This is the second year for our pesticide sales and our pesticide revenues for the curtailed revenue period starting September 12, 2011, and revenues from pesticide sales is RMB20.61 million, compared to RMB18.96 million ended September 30, 2010. And the margin amounted to 19.69% in 2011, an increase of 51.35% with compared to 13.01% ended September 30, 2010.

The revenues resulting from non-scrap seed sales for the twelve months ended September 30, 2011 as compared to that of the twelve months ended September 30, 2010 were as follows:

Items	Revenues			Gross Margin
	Year ended September 30, 2011	Year ended September 30, 2010	Growth	Year ended September 30, 2011	Year ended September 30, 2010	Growth
	RMB’000	RMB’000
Hybrid Corn seeds*	409,134	421,420	(2.92)%	40.26%	49.65%	(18.91)%
Hybrid Rice seeds*	90,309	82,375	9.63%	32.41%	36.96%	(12.31)%
Hybrid Cotton seeds*	18,920	11,883	59.22%	11.23. %	35.76. %	(68.60)%
Hybrid Canola seeds*	16,833	38,106	(55.83)%	58.67%	63.05%	(6.95)%
Pesticides*	20,615	18,958	8.74%	19.69%	13.01%	51.35%
Other	2,572	1,143	125.02%	N/ A	N/ A	N/ A
Total normal sales*	558,383	573,885	(2.70)%	38.08%	47.15%	(19.24)%

* exclusive of scrap sales
**inclusive of parental seed products, maize cob products, and unassociated seed lots.

Cost of Revenue

Our cost of revenue for the year ended September 30, 2011 was RMB371.59 million (US$58.49 million), an increase of 5.09% from September 30, 2010 which was RMB353.59 million (US$52.77 million), as consistent with the decrease in sales volume. These results were adversely impacted by constrained production of key seed products at our seed production center as our cost structure remained the same despite the lower production of seed volume. Additionally, increases in the land rental costs to farms was another main driverin our cost of revenue increases. cost.

Gross profit

Our gross profit for the year ended September 30, 2011 decreased to RMB195.84 million (US$30.82 million), a decrease of 15.32% from September 30, 2010 with RMB231.27 million (US$34.51 million). The gross profit decline is mainly due to the decrease in production of corn because of bad weather and technique skill in this year, and the increase in the rental of farm’s land, and the intense competition from same industry as well. As mentioned, the combination of the increase in corn seed prices of 17.25% coupled with the decline in corn sales quantity of 17.27% also drove the decrease in gross profits. Similarly, the sales quantity decrease was caused by the inclement weather conditions and limited farming techniques of the production farmers which caused the a limitations in the volumes of popular corn seed varieties available for sale. This was due to poor production conditions in the previous year and also depended on which seeds were popular amongst the farmers this sales season.

Operating expenses

Operating expenses for the year ended September 30, 2011 were RMB188.35 million (US$29.64 million), representing an increase of 7.80% from September 30, 2010 with RMB169.29 million (US$25.26 million). The increase was due in part to increase in salary expenses, staff benefits and grant of stock options as related to our performance equity plans of RMB 14.32 million.

Selling and marketing

Selling and marketing expenses for the year ended September 30, 2011 were RMB56.83 million (US$8.94 million), representing a increase of 2.69% from September 30, 2010 of RMB52.23 million (US$7.79 million), in part due to an increase in salary expense and staff benefits of RMB 5.2 million.

General and administrative

General and administrative expenses for the year ended September 30, 2011 were RMB86.75 million (US$13.65 million), representing an increase of 10.40% from September 30, 2010 of RMB78.71 million (US$11.75 million). As mentioned earlier, this increase was the main reason for the increase in operating expenses, and this increase in general and administrative expense was due in part to increase in salary and grant of stock options as related to our performance equity plans.

Research and development

Research and development expenses for the year ended September 30, 2011 were RMB44.77 million (US$7.05million), representing an increase of 16.72% from September 30, 2010 with RMB38.36 million (US$5.72 million). Again, the increase in our research and development spending is a result of our commitment to further efforts in the research and development of self-developed seed rights and the further cooperation with universities and other research institutes.

Other income, net

The other income, net for the year ended September 30, 2011 were RMB5.12 million (US$0.81 million) as compared to income of RMB 2.34 million (US$0.35 million) for the year ended September 30, 2010.

Income from operations

As a result of the impact of the components described above, income from operations for the year ended September 30, 2011 were RMB12.61 million (US$1.99 million), compared with the income from operations from September 30, 2010 of RMB64.32 million (US$9.60 million).

Interest expense

Interest expenses for the year ended September 30, 2011 were RMB1.47 million (US$0.23 million), representing a decrease of 82.80% from September 30, 2010 with RMB8.54 million (US$1.27 million).

Share of net income of equity investments

Shares of net income of equity investment of RMB1.62 million (US$0.25 million) in the year ended September 30, 2011 is mainly from Hebei Liyu and Jilin Jinong.

Loss from liquidation of subsidiary/Gain on disposal of equity investment

The net loss from the disposal of our subsidiary Changrong is RMB13.58 million (US$2.14 million) this fiscal year , and the net gain from the sale of our minority investment of Biocentury Transgene is RMB8.88 million (US$1.33 million) in 2010. The liquidation of Changrong was a result of a strategic management decision to consolidate operations in the Northwest area of China.

Income taxes

Income taxes for the year ended September 30, 2011 were RMB13.73 million (US$2.16 million) as compared with September 30, 2010 income tax of RMB9.32 million (US$1.39 million). During fiscal year 2010 we incurred a decrease in deferred tax assets of RMB6.74 million (US$1.06 million), which is mainly due to the tax losses of Beijing Origin and Denong were used during the year ended September 30, 2011. The deferred tax asset is composed primarily of net operating loss carry forwards. The valuation allowance is based upon management’s conclusions regarding, among other considerations and estimates of future earnings based on information currently available. After adjusting the one-time losses, it is management’s conclusion that it is more likely than not that the future tax benefits related to the net operating loss carried forward will be realized.

The standard enterprise income tax rate is 25% for 2010 and 2011. However, our PRC Operating Company, Beijing Origin is entitled to a preferential tax rate of 15%. For the year ended September 30, 2010 and 2011, the effect of the preferential tax treatment is 10%. The effective income tax rate for the year ended September 30, 2010 and 2011 was -12% and 1447% respectively.

Net income

Our net loss was RMB 23.08 million (US$3.63 million) for the year ended September 30, 2011 as compared to the net profit of RMB49.05 million (US$7.32 million) in the year ended September 30, 2010.

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

Exclusive of the scrap sales, revenues from our hybrid corn seeds increased by 2.44% to RMB421.42 million (US$62.89 million) in the fiscal year ended September 30, 2010 from RMB411.40 million (US$60.24 million) in the fiscal year ended 2009. Gross margin of our corn products decreased by 9.05% in fiscal year 2010, as compared to the previous twelve month period. This was a result of an increase of corn seed price as a result of our continued aggressive management of the reorganized product portfolio. Revenues from our hybrid rice seeds decreased 34.18% to RMB82.38 million (US$12.29 million) in the fiscal year ended September 30, 2010 from RMB125.14 million (US$18.37 million) in the fiscal year ended 2009, exclusive of scrap seed sales. The lower sales in rice seeds were due in part to weather related factors in which the seed production farmers produced lower amounts of quality seeds for the market this year. Gross margin of our rice products decreased 124% in fiscal year 2010, as compared to the previous twelve month period. The total revenue from cotton seed increased 19.83% to RMB11.88 million in fiscal year 2010 from RMB9.92 million in the year ended September 2009.   As with the divestment of Biocentury Transgene earlier this year, the company has begun to focus less on the cotton sales and more on the other main crop seeds, selling a higher portion of our seeds inventories at lower prices. Our canola sales showed a decrease of 10.86% to RMB38.11 million in fiscal year 2010, as compared to revenues of RMB42.75 million in fiscal year 2009. Given that the canola seeds are sold in the off season, a substantial amount of the canola seed sales still exist as deferred revenues on our balance sheet. This is the second year for our pesticide sales and our pesticide revenues for the curtailed revenue period starting September 12, 2010 amounted to RMB18.96 million exclusive of other sales categories. While in the initial year the margin amounted to 13.01%, we expect margins to rise above 20% for the next year.

The revenues resulting from non-scrap seed sales for the twelve months ended September 30, 2010 as compared to that of the twelve months ended September 30, 2009 were as follows:

Items	Revenues			Gross Margin
	Year ended September 30, 2010	Year ended September 30, 2009	Growth	Year ended September 30, 2010	Year ended September 30, 2009	Growth
	RMB’000	RMB’000
Hybrid Corn seeds*	421,420	411,405	2.44%	49.65%	40.60%	22.29%
Hybrid Rice seeds*	82,375	125,135	(34.18)%	36.96%	16.50%	124%
Hybrid Cotton seeds*	11,883	9,917	19.83%	35.76%.	49.90%	(28.34)%
Hybrid Canola seeds*	38,106	42,747	(10.86)%	63.05%	41.99%	50.16%
Pesticides*	18,958	N/A	N/A	13.01%	N/A	N/A
Other	1,143	68	N/ A	N/A	N/A	N/A
Total normal sales*	573,885	589,272	(2.62)%	47.15%	35.60%	32.45%

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

Operating expenses

Operating expenses for the year ended September 30, 2010 were RMB166.95 million (US$24.91 million), representing an increase of 9.86% from September 30, 2009 with RMB151.96 million (US$22.25 million). The increase was due in part to increase in salary expenses and grant of stock options as related to our performance equity plans.

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

Other income

Other income increased to RMB2.34 million (US$0.35 million) for the year ended September 30, 2010 as compared to RMB1.99 million (US$0.29 million) for the year ended September 30, 2009.

Income from operations

As a result of the impact of the components described above, income from operations for the year ended September 30, 2010 were RMB64.32 million (US$9.60 million), compared with the loss from operations from September 30, 2009 of RMB47.69 million (US$6.69 million).

Interest expense

Interest expenses for the year ended September 30, 2010 were RMB8.54 million (US$1.27 million), representing a decrease of 49.11% from September 30, 2009 with RMB16.78 million (US$2.46 million), in part due to the repurchase of our convertible note.

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

The standard enterprise income tax rate is 25% for 2009 and 2010. However, some of our PRC Operating Companies, such as Beijing Origin and Jilin Changrong, are entitled to a preferential tax rate of 15%. For the year ended September 30, 2009 and 2010, the effect of the preferential tax treatment is 10%.   The effective income tax rate for the year ended September 30, 2009 and 2010 was -115% and 12% respectively.

Net income

Our net profit was RMB 49.05 million (US$7.32 million) for the year ended September 30, 2010 as compared to the net loss of RMB40.82 million (US$5.98 million) in the year ended September 30, 2009.

B. Liquidity and Capital Resources.

As of September 30, 2010 and 2011, we had approximately RMB299.67 million (US$47.16 million) RMB129.94 million (US$20.45 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and short term liquid investments with original maturities of three months or less that is deposited with banks and other financial institutions.  We believe our working capital is sufficient to meet our present requirements.

We financed our operations through cash generated from operating activities and short-term borrowings.  At September 30, 2011, we had total short-term borrowings of RMB20.00 million (US$3.15million) which is secured by our land use rights and the office building in Linze Subsidiary. The annual interest rate was 5.56%.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12 months ended September 30, 2007, September 30, 2008, September 30, 2009, September 30, 2010 and September 30, 2011.

Item	Year ended September 30
(In thousands)
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$

Net cash provided by Operating activities	(169,242)	57,198	208,883	298,604	24,794	3,901

Net cash (used in) provided by investing activities	(90,948)	107,630	(15,981)	15,105	(141,642)	(22,288)

Net cash used in by financing activities	283,774	(212,025)	(175,933)	(136,359)	(55,821)	(8,784)

Net increase (decrease) in cash and cash equivalents	23,584	(47,197)	17,059	177,350	(172,669)	(27,171)

Cash and cash equivalents, Beginning of year	140,953	162,314	102,263	121,255	299,672	47,156

Effect of exchange rate changes on cash and cash equivalents	(2,223)	(12,854)	1,933	1,067	2,939	463

Cash and cash equivalents, end of year	162,314	102,263	121,255	299,672	129,942	20,448

Operating activities. Net cash provided by operating activities was RMB24.79 million (US$3.90 million) forthe year ended September 30, 2011 compared to net cash of RMB298.61 million (US$44.56 million) for the year ended September 30, 2010.  This decrease was primarily due to increase in the net loss to RMB12.78 million (US$2.01 million), and the increase in the advances to growers and suppliers, respectively to RMB37.93million (US$5.97 million) and RMB8.43 million (US$1.33 million).

Investing activities. Net cash used by investing activities was RMB141.64 million (US$22.29 million) for the year ended September 30, 2011. Net cash provided in investing activities was RMB15.11 million (US$2.25 million) for the year ended September 30, 2010. This increase in net cash used was in part due to the liquidation of a subsidiary-Changrong to RMB 67.98 million (US$10.70 million) and purchase of plant and equipment, Intangible assets, respectively to RMB56.33 million (US$8.86 million) and RMB8.30 million (US$1.31 million).

Financing activities. Net cash used in financing activities was RMB55.82 million (US$8.78 million) for the year ended September 30, 2011. Net cash used in financing activities was RMB136.36 million (US$20.35 million) for the year ended September 30, 2010. This was mainly due to the repayment of short term borrowings to RMB85.90 million (US$13.52 million) and Dividends paid to non-controlling interests to RMB12.09 million (US$1.90 million).

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

The nature of our business involves cycles in expenses and revenues that are not always in phase. Most often in the second to third calendar quarter of each year, we may face costs that are in excess of our cash flow sources during that period. Whether that occurs, and to what extent it occurs, depends on the amount of deposits received from customers compared with the advanced payments made by us to our seed producing farmers and the final payment for seed procurement. The exact timing of these payments is determined by the Chinese lunar calendar, which varies from one calendar year to the next. As a result, in some years our working capital needs are greater than in others. This aspect of the business is the reason we have customarily relied upon short term bridge loans to cover our expenses pending receipt of cash payment from farmers at the time of seed purchases. We, on a consolidated basis, have had access to sufficient financing in the past to manage these cash flow cycles. As discussed above, we have consistently repaid our short-term borrowings at or before maturity.

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

We have established technological cooperative relationships with five universities and sixteen research institutes in China, including Beijing University, China Agricultural University, and Chinese Academy of Sciences. We employ 125 full time research personnel. Our research and development expenditures were US $3.80 million, US $3.61 million, US $4.90 million, US $5.72 million, and US $7.05 million for the fiscal year ended September 30, 2007, September 30, 2008, September 30, 2009, September 30, 2010 and September 30, 2011, respectively. Our continued increase in our research and development spending is a result of the further efforts in the research and development of self-developed seed rights and biotechnology traits both through joint development and in-house efforts.

D. Trend Information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from October 1, 2010 to September 30, 2011 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E. Off-balance Sheet Arrangements.

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts or outstanding derivative financial instruments. We do not engage in trading activities involving non-exchange traded contracts.

 F. Tabular Disclosure of Commitments and Contingencies.

We have various contractual obligations that will affect our liquidity.  The following table sets forth our contractual obligations as of September 30, 2011.

		Payments due by September 30,
		Within
	Total	2011	2012	2013	2014	2015	Thereafter
	RMB000	RMB000	RMB000	RMB000	RMB000	RMB000	RMB000

Operating Lease Obligations	10,411	2,626	1,238	936	1,034	901	3,676
Capital Commitments (1)	21,092	21,092	-	-	-	-	-
Short-Term Debt Obligations (2)	20,000	20,000	-	-	-	-	-

Total	51,503	43,718	1,238	936	1,034	901	3,676

(1)	Includes capital commitments for purchase of plant, building construction, equipment, land use rights and technology use rights.

(2)	Represents short term loans from Agricultural Bank of China Linze Branch.

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

In 2009, we began a fresh review of the contingent tax position by requesting and receiving alternate U.S. tax counsel on this matter. On September 23, 2010, the Company filed a revised 2005 tax return to the United States Internal Revenue Service, or IRS in a way to rectify the previously filed tax return regarding this tax liability. The IRS has not responded to the tax filing either directly or with any paperwork as of the date of this filing.  While the timeline for the IRS to question on the tax return is generally three years, this matter may take a prolonged period of time to resolve depending on the return time for IRS and the necessity of future appeals or re-evaluation.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of December 31, 2011.

Name	Age	Position

Gengchen Han (1)	56	Chairman of the Board, President and Chief Executive Officer
Yasheng Yang	49	Vice Chairman of the Board
Liang Yuan (2)	54	Director
Bailiang Zhang	70	Independent Director
James Kang	52	Independent Director
Min Tang	58	Independent Director
Yingqi Xia	58	Independent Director
Michael W. Trimble	54	Independent Director
Remo Richli (3)	48	Independent Director
Larry Kenneth Cordell (4)	54	Independent Director
Irving Kau (5)	37	Interim Chief Financial Officer

1.	Dr. Gengchen Han was appointed as Chief Executive Officer, effective August 1, 2011.
2.	Liang Yuan resigned his position as Chief Executive Officer, effective August 1, 2011.
3.	Remo Richli will remain on the Board of Directors as the Audit Committee chair with the intention of resigning after the filing of the 20-F for FY2011.
4.	Larry Kenneth Cordell was appointed as Independent Director, effective January 1, 2012. He will succeed Remo Richli and become the Audit Committee Chair upon the resignation of Remo Richli.
5.
Irving Kau informed company of his decision to leave his position as Acting Chief Financial Officer as announced on July 15th, 2011. He subsequently remained on to assist and transition the company until January 1, 2012. James Chen was appointed Chief Financial Officer effective January 1, 2012.

Dr. Gengchen Han is the Chairman, President and Chief Executive Officer of Origin. Dr. Han is also the Executive Chairman of Beijing Origin and its affiliated companies, a position that he has held since founding the business in 1997. Dr. Han was the Co-Chief Executive Officer and Chief Executive Officer of the company from its inception in 1997 until January 1, 2009.  Dr. Han has more than 20 years of experience in research and development of hybrid seed products, particularly corn seed. From 1982 until 1984, Dr. Han was a lecturer at the Henan Agriculture University. From 1984 to 1987, Dr. Han received his Ph.D. degree in Plant Breeding and Cytogenics from Iowa State University. From 1989 until 1990 he worked for the International Maize and Wheat Improvement Center, or CIMMYT, in Mexico. He worked for Pioneer Hi-bred International from 1990 to 1996; his positions there included Regional Technical Coordinator for Asia/Pacific and Regional Supervisor for China Business.

Mr. Liang Yuan is a director of Origin. Mr. Yuan previously served as Chief Executive Office of Origin from 2008 to 2011 and was Co-Chief Executive Officer from 2007 to December 31, 2008. He has been an executive officer of Beijing Origin and its affiliated companies since 1997, where he has been principally responsible for infrastructure and public relations. Prior to joining Beijing Origin, Mr. Yuan was at the Fujian Economic Research Institute from 1985 to 1997, where he was in charge of the research and development of the regional economy in Fujian province.

Mr. Yasheng Yang is Vice Chairman of the Board. Mr. Yang previously served as President, Vice Chairman, and Chief Operating Officer of Origin from 2005 to 2007. He is also an executive officer of each of our PRC Operating Companies since 1998, where he is principally responsible for advertising and marketing, and serves as President of BioCentury Transgene. Prior to joining Beijing Origin, from 1995 to 1997, he worked in the Fujian province government as an officer, where he specialized in the areas of technology, medicine and education.

Mr. Bailiang Zhang has been a director of Origin since November 2005. Mr. Zhang has been a professor at Henan Agriculture University since 1985, and he served as president from 1994 to 2003. He is also a representative of the National People’s Congress. As a result of his work in the field of agriculture, he has received numerous honors, including the 51 Labor Medal, one of the highest awards given to Chinese citizens in recognition of significant contributions to the welfare of the country.

Dr. Min Tang has been a director of Origin since January 2009.  Dr. Tang is currently the Executive Vice Chairperson of China Social Entrepreneur Foundation, a social development and entrepreneurship education initiative. Previously, Dr. Tang sat as the Deputy Secretary General of the China Development Research Foundation in charge of financial reform, energy conservation, and social development for the Development Research Center reporting to the State Council of China.  Previous to his position, Dr. Tang worked in Asia Development Bank for 18 years.  From 2000-2007, he was the Chief Economist of Asian Development Bank Resident Mission in China.  Dr. Tang received his masters and PhD. degree in Economics from University of Illinois at Urbana Champaign, USA.

Mr. Michael W. Trimble has been a director of Origin since May 2006. Dr. Trimble is the founder of Trimble Genetics International LLC, or Trimble Genetics, and has been the President of Trimble Genetics since 2001. Trimble Genetics is a plant genetics research company that has expanded business and research relationships to include activities in North America, South America, Asia, Europe, the Middle East and Africa. Dr. Trimble is a leader in plant genetics research with over thirty years of experience in crop breeding and the agricultural seed industry. Dr. Trimble is an inventor of numerous patents in the field of plant genetics. Dr. Trimble graduated with a Ph.D. degree from the University of Minnesota and also completed graduate programs at Purdue University and Iowa State University.

Mr. Remo Richli has been a director of Origin since November 2005. He is Managing Partner of Compad Finance, a M&A firm based in Switzerland that operates mainly in Europe, Asia, and the Middle East. Previously, he was a Partner of Bridgelink a mergers and acquisitions firm headquartered in Switzerland. He worked in the United States in the venture capital industry, where he also held executive positions in funded portfolio companies. Prior to this time he owned a consulting firm engaged in corporate finance consultancy and acted as the Chief Executive of client companies. On behalf of the Economic Development, Remo Richli initiated and supervised a program for start-up companies in the 1990s, including a fund to finance early-stage companies. Previously, Remo Richli served in China as the Chair of the Audit Committee of a publicly traded provider of distributed power generation systems as well as of a public manufacturer and distributor of backlights and backlight technologies. Remo Richli studied in Switzerland and in the United States and he holds a BA in Business Administration, a MSc in Business and Economics, an MBA in Finance as well as an Executive Master in Management.

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

Dr. Y. James Kang has been a director of Origin since January 2010. Dr. Kang is a Professor and Distinguished University Scholar in the Department of Pharmacology and Toxicology at the University Of Louisville School Of Medicine as well as a National One-Thousand Talents Theme Professor and the Director of Regenerative Medicine Research Center at Sichuan University West China Hospital in China. Dr. Kang has also been serving as the President and CEO of InnoRem, Inc. and the President of International Organization of Life Science and Biotechnology. Prior to this, Dr. Kang received his PhD. Degree from Iowa State University and completed his postdoctoral fellow training at Cornell University Medical College in New York.

Mr. Larry Kenneth Cordell, former Chairman of the Board, President and CEO of UAP Holdings (“UAPH”) was appointed to Origin’s Board of Directors. Mr. Cordell will replace Mr. Remo Richli as the Chair of the Audit Committee and an Independent Director to the Company effective January 1, 2012. Mr. Richli is retiring from the Board after having completed his two three-year terms. Larry has the most extensive business experience in global agriculture. We are very excited to welcome him to Origin’s Board,” said Dr. Gengchen Han, Origin’s Chairman, President and CEO. “In addition to his key industry and capital markets involvements, Larry has been instrumental in helping maintaining excellent corporate governance and financial reporting at various companies he represented. Mr. Cordell is currently a Director of Momentive Performance Material Holdings, a global leader in specialty chemicals and materials and serves as a consultant to the private equity investment firm Apollo Global Management LLC.

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

B. Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB3.40 million (US$0.54 million) for the twelve months ended September 30, 2011.  Options Granted are stated in the chart found below.

2005 Performance Equity Plan

A portion of our outstanding options are granted under the 2005 Performance Equity Plan. We adopted the Plan in November 2005, under which we could issue share options with the right to purchase up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. We had outstanding option awards and outstanding grants for 360,567 ordinary shares under the Plan at September 30, 2010.  These values were subject to the adjustment as of September 14, 2009 whereby grantees were allowed the right to exchange existing options for options with the exercise price of $4.00/share or restricted shares grants at no additional expense to the company.  While we granted no options under the Plan with the right to purchase in fiscal year 2009, options granted to our officers and directors remain in both the pools for the options granted in 2005 and 2008, as shown by the aggregate table below.

2009 Performance Equity Plan

On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we are able to issue share options with the right to purchase up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisor.  The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors.  We had outstanding option awards for 120,000 ordinary shares under the Plan at September 30, 2011.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
Gengchen Han	34,500	$4.00/Share	November 8, 2005	November 8, 2010
	20,000	$12.23/Share	January 4, 2010	January 3, 2015
	20,000	$10.84/Share	January 3, 2011	January 2, 2016
Liang Yuan	13,800	$4.00/Share	November 8, 2005	November 8, 2010
	20,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
Yasheng Yang	27,600	$4.00/Share	November 8, 2005	November 8, 2010
	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 3, 2016
Remo Richli	15,000	$5.30/Share	March 28, 2008	March 27, 2013
	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
Bailiang Zhang	10,000	$5.30/Share	March 28, 2008	March 27, 2013
	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
Michael Trimble	25,000	$5.30/Share	March 28, 2008	March 27, 2013
	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
Min Tang	10,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
Yingqi Xia	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
Y. James Kang	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
Steven Urbach	6,900	$4.00/Share	November 8, 2010	November 8, 2010

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

Employment Agreements

Dr. Han entered into employment agreements with us. The agreements have a term of three years commencing as of January 1, 2009. The executives are entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreements are terminable by Origin for death, disability and cause. The executive may terminate for good reason, which includes Origin’s breach, the executive’s loss of his seat on the board of directors, and change of control. In the event of termination for good reason or without cause, the executive will receive compensation and benefits under his or her employment agreement through the earlier of two years from the date of termination or through the term of the agreement. The agreements contain provisions for the protection of confidential information and a three-year non-competition period within China. In the purchase agreement, there is an additional non-competition agreement applicable to these persons for the greater of five years after consummation or two years after employment that includes Hong Kong and Taiwan, in addition to China.  The current contract possesses clauses which allow Dr. Han to rollover the current contract and renew into the following term.  The company expects the contract to be extended again in early 2012.

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

D. Employees.

We had 874, 974 and 856 employees as of December 31, 2009, 2010 and 2011, respectively. Substantially all of our employees are located in China. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of September 31, 2011:

Areas of Operations	Number of Employees	Percentage of Total
Research and Development	125	14.6%
Sales and Marketing	230	26.9%
Production	271	31.6%
Quality Control	40	4.7%
Others	190	22.2%
Total	856	100.0%

From time to time, we also employ part-time employees, including independent contractors to support our research and development and production activities, and other temporary employees. During the fiscal year ended September 30, 2011, we had an aggregate of 31 temporary employees.

We offer our employees additional annual merit-based bonuses based on the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts equal to 28%, 12%, 24%, 1.2%, 0.8% and 0.8%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E. Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2011, by:

☐	each of our directors and executive officers who beneficially own our ordinary shares; and

	Shares Beneficially Owned ( * )
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han Chairman of the Board, Chief Executive Officer (1) (2)	3,653,500	15.7%
Liang Yuan Director (1) (3)	3,336,400	14.3%
Yasheng Yang Vice Chairman of the Board and Director (1) (4)	1,136,980	4.8%
Michael W. Trimble Director (5)	9,332	0.03%
Principal Shareholders:
Fidelity Investments (FMR, Inc.)	3,100,590	13.27%
Guggenheim Capital and Fund	721,827	3.09%
Prescott Group Capital Management	666,778	2.85%

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

Trait Licensing GMO Agreement

In May 2011 Origin Agritech entered into a licensing agreement to develop GMO traits agreement in high-yielding corn varieties incorporating the glyphosate-resistant and Bt- traits of our products, which are protected by patents issued in the PRC and the United States.

Xinjiang Origin Joint Venture

In May 2011 Beijing Origin entered into a joint venture agreement with Xinjiang Jinbo Seed for seed production and distribution.  Xinjiang Origin is a state-owned company in Xinjiang.  Beijing Origin will invest up to US$15 for a 51% ownership stake.

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

Legal Proceedings

In 2008, a supplier lodged a legal lawsuit against Beijing Origin with a claim of RMB16,000. The lawsuit was a dispute over the sales contract for a licensed seed and the land use right of Beijing Origin’s subsidiary.  The court concluded the lawsuit in favor of Beijing Origin. However, during 2010 the plaintiff lodged an appeal to the court. On November, 2010 a civil mediation was made by the court that issued the right of the seed to Beijing Origin, free license the plantiff to produce and sales the seed by December 2011 and Beijing Origin refunded the prepayment of RMB3,421 to the plantiff.

In 2008, a supplier lodged a legal lawsuit against Beijing Origin with a claim of RMB1,000. The lawsuit was the dispute of the use right for a licensed seed. The court concluded the lawsuit in favor of Beijing Origin however, the plaintiff lodged an appeal to the court.  The court concluded the lawsuit in favor of Beijing Origin.

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

B. Significant changes.

On December 15, 2009, Beijing Origin acquired an additional 10% stake in Jilin Changrong for RMB24.00 million (US$3.58 million) bringing Beijing Origin’s total direct ownership to 53.95% and our combined direct and indirect ownership to 61.66%.

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

In May 2011, Origin Agritech entered into a licensing agreement to develop high-yielding corn varieties incorporating the glyphosate-resistant and Bt- traits of our products, which are protected by patents issued in the PRC and the United States.

As of July 4, 2011, Jilin Changrong was gone into liquidation and no longer exists as an entity.

In July 2011, Origin Agritech Limited established Xinjiang Originbo Seed Company Limited, with 51% holding interest a company engaged in producing, processing, packaging and selling high quality seeds products in China for RMB 100,000, the paid in capital is RMB40,000.

In August 2011, Jilin Changji was disposed and no longer exists as an entity.

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

The following table provides the historical high and low trading prices for Origin’s ordinary shares for the periods indicated below.

			The OTCBB
	The OTCBB Price		Price per		The OTCBB		Nasdaq (2)
	per Common Stock		Warrant		Price per Unit		Price per Share
	High	Low	High	Low	High	Low	High	Low
Annual Market Prices
Year 2005 (from November 8, 2005)	N/A	N/A	N/A	N/A	N/A	N/A	13.8	8.75
Transition period from January 1, 2006 through September 30, 2006)(1)	N/A	N/A	N/A	N/A	N/A	N/A	18.35	9.31
Year 2007 (until September 30, 2007)	N/A	N/A	N/A	N/A	N/A	N/A	15.12	6.54
Year 2008 (until September 30 2008)	N/A	N/A	N/A	N/A	N/A	N/A	14.99	4.32
Year 2009 (until September 30 2009)	N/A	N/A	N/A	N/A	N/A	N/A	6.46	1.7
Year 2010 (until September 30, 2010)	N/A	N/A	N/A	N/A	N/A	N/A	15.02	4.40

Year 2011(until September 30 2011)	N/A	N/A	N/A	N/A	N/A	N/A	11.31	2.33

Quarterly Market Prices
First Quarter 2008 ended December 31, 2007	N/A	N/A	N/A	N/A	N/A	N/A	14.99	5.23
Second Quarter 2008 ended March 31, 2008	N/A	N/A	N/A	N/A	N/A	N/A	12.09	4.5
Third Quarter 2008 ended June 30, 2008	N/A	N/A	N/A	N/A	N/A	N/A	7.65	5.1
Fourth Quarter 2008 ended September 30, 2008	N/A	N/A	N/A	N/A	N/A	N/A	6.17	4.32
First Quarter 2009 ended December 31, 2008	N/A	N/A	N/A	N/A	N/A	N/A	5.39	1.76
Second Quarter 2009 ended March 31, 2009	N/A	N/A	N/A	N/A	N/A	N/A	3.52	1.7
Third Quarter 2009 ended June 30, 2009	N/A	N/A	N/A	N/A	N/A	N/A	6.31	2.5
Fourth Quarter 2009 ended September 30, 2009	N/A	N/A	N/A	N/A	N/A	N/A	6.46	3.75
First Quarter 2010 ended December 31, 2009	N/A	N/A	N/A	N/A	N/A	N/A	14.57	4.40
Second Quarter 2010 ended March 31, 2010	N/A	N/A	N/A	N/A	N/A	N/A	15.02	8.27
Third Quarter 2010, ended June 30, 2010	N/A	N/A	N/A	N/A	N/A	N/A	10.83	6.63
Fourth Quarter 2010 ended September 30, 2010	N/A	N/A	N/A	N/A	N/A	N/A	9.47	6.72
First Quarter 2011 ended December 31, 2010	N/A	N/A	N/A	N/A	N/A	N/A	11.45	7.9
Second Quarter 2011 ended March 31, 2011	N/A	N/A	N/A	N/A	N/A	N/A	11.31	7.7
Third Quarter 2011, ended June 30, 2011	N/A	N/A	N/A	N/A	N/A	N/A	8	3.69
Fourth Quarter 2011 ended September 30, 2011	N/A	N/A	N/A	N/A	N/A	N/A	4.95	2.33

Monthly Market Prices
Jul-11	N/A	N/A	N/A	N/A	N/A	N/A	4.95	4.1
Aug-11	N/A	N/A	N/A	N/A	N/A	N/A	4.24	2.67
Sep-11	N/A	N/A	N/A	N/A	N/A	N/A	2.86	2.33
Oct-11	N/A	N/A	N/A	N/A	N/A	N/A	2.85	2.2
Nov-11	N/A	N/A	N/A	N/A	N/A	N/A	3.05	2.42
Dec-11	N/A	N/A	N/A	N/A	N/A	N/A	2.65	2.47

As of December 14, 2011, our stock price closed at US$2.48 on the Nasdaq Global Select Market.

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

We believe that we were not a PFIC for the taxable year 2011. However, there can be no assurance that we will not be a PFIC for the taxable year 2011 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2011 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

We have recorded RMB3.00 million (US$0.47 million) of foreign exchange gain in our net income for the twelve months ended September 30, 2011, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are exchanged, as well as re-evaluate its policy of using a fixed-rate regime to a basket of currencies govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.9%, -0.8%, 3.6% and 5.5% in the fiscal year ended September 30, 2008, 2009, 2010 and the year ended September 30, 2011 respectively. Sustained or increased inflation in China may have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially changed during the period covered by this Annual Report.

ITEM 15. CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures: As of September 30, 2011 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s management including the Chief Executive Officer and the Acting Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company's disclosure controls and procedures.  We have determined those controls are ineffective as of September 30, 2011.

 (b) Report of Origin’s Management on Internal Control over Financial Reporting: Origin’s Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting as of September 30, 2011. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2011. In making this assessment, it used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on the evaluation under these criteria, the management has identified a material weakness in the Company’s internal control over financial statement closing process.

The material weakness identified primarily related to the Company’s personnel did not possess the knowledge in application of related accounting standards in deconsolidation of a subsidiary. This control deficiency resulted in a material adjustment in the Company’s annual consolidated financial statements.  As a result, the management concluded that the Company’s internal control over financial reporting were ineffective.

The management considered that such material weakness was because of significant change in senior management and personnel in the finance and financial related functions close to the 2011 financial year end.

The management has already planned for the complete remediation of the above issue in 2012 by seeking people with expertise in this aspect. We cannot be certain that this measure will resolve our issue, and, if we fail to timely achieve and maintain the adequacy of our internal controls, we may continue to be unable to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404.

(c)  Attestation report of the registered public accounting firm:  Our independent registered public accounting firm, BDO China Shu Lun Pan Certified Public Accountants LLP  has audited our internal control over financial reporting as of September 30, 2011 and has issued an attestation report set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Origin Agritech Limited

We have audited the internal control over financial reporting of Origin Agritech Limited and its subsidiaries and variable interest entities (the “Company”) as of September 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15(b), Report of Origin’s Management on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

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

Cont’d…/

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  A material weakness has been identified and included in the management’s assessment. The material weakness was related to the financial statement closing process controls in the application of related U.S. GAAP in deconsolidation of a subsidiary. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2011 consolidated financial statements, and this report does not affect our report dated January 20, 2012, which expressed an unqualified opinion on those financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities as of September 30, 2011, and the related consolidated statements of income and comprehensive income, equity, and cash flows for the year then ended and our report dated January 20, 2012 expressed an unqualified opinion thereon.

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, the People’s Republic of China
January 20, 2012
(d) Changes in internal control over financial reporting:   Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.  The material weakness identified primarily related to the Company’s personnel did not possess the knowledge in application of related accounting standards in deconsolidation of a subsidiary. This control deficiency resulted in a material adjustment in the Company’s annual consolidated financial statements.  As a result, the management concluded that the Company’s internal control over financial reporting were ineffective.  The management considered that such material weakness was because of significant change in senior management and personnel in the finance and financial related functions close to the 2011 financial year end.

Remediation Plans

To remediate the material weakness, we hired additional accounting and finance personnel with sufficient experience in U.S. GAAP and SEC reporting requirements and will arrange for regular training sessions on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics.  However, the material weakness will only be considered remediated when both our hiring and training program demonstrate that the revised internal controls are operational for a period of time and are tested, enabling management to conclude that the controls are operating effectively.

Changes in Internal Control over Financial Reporting

In order to address the material weaknesses disclosed in our 2009 Form 20-F, we hired additional qualified personnel to build a dedicated internal audit department and engaged external consultants to design, implement and strengthen the internal control policies and procedures and remediate the majority of the weaknesses disclosed in 2009. However, due to staff turnover and the growth of our business, our hiring plans were not sufficient to remediate the 2011 material weakness relating to us not having a sufficient number of professionals with the requisite knowledge of U.S. GAAP and SEC reporting requirements.  As of January 2012, the company has already taken steps to remediate the aforementioned material weakness.  The company has reorganized the finance department and the separate internal audit department, allocating management for each individual function.  The company has also recruited and assigned new staff with the requisite US GAAP knowledge to fill vacant roles in the US reporting manager and the vacant CFO position.

Except as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS.

On January 18, 2007, our board of directors adopted a code of ethics for senior executive and financial officers, including our chief executive officer and our principal financial officer (i) to promote the honest and ethical conduct of our senior executive and financial officers, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed with or submitted to the SEC and in other public communications by us; (iii) to promote compliance with all applicable laws, rules and regulations that apply to us and our senior executive and financial officers; (iv) to deter wrongdoing; and (v) to promote prompt internal reporting of breaches of, and accountability for adherence to, this code. A copy of the code of ethics is filed as an exhibit to this Annual Report by incorporation by reference.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)  Audit Fees.

The aggregate fees billed for the fiscal year ended September 30, 2011 for professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP for the audit of internal control over financial reporting and the financial statements for the fiscal year ended September 30, 2011 was US$0.25 million. The aggregate fees billed for professional services rendered by BDO Limited for the audit of internal control over financial reporting and the financial statements for the fiscal years ended September 30, 2010 and 2011 were US$0.40 million and US$0.25 million, respectively. The aggregrate fees billed for professional services rendered by BDO Limited in preparing letters of consent for SEC Registration Statements Form F-3 and Form S-8 for the fiscal year ended September 30, 2010 were US$0.02 million.

(b)  Audit - Related Fees.

The aggregate fees billed for the year ended September 30, 2010 and 2011 for professional services rendered by BDO Limited for the performance of agree-upon procedures for the quarterly financial statements during the year ended September 30, 2010 and 2011 were US$0.03 million and US$0.03 million respectively.

(c)  Tax Fees.

We did not enter into any engagement during the fiscal years ended September 30, 2010 or 2011 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d)  All Other Fees.

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal years ended September 30, 2010 and 2011.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On December 27, 2011, the Company dismissed its principal independent accountant, BDO Limited (“BDO Hong Kong”) from its engagement with the Company, which was effective immediately.  On December 27, 2011, the Company engaged BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”) to serve as its independent auditor, effective immediately.  The decision to engage BDO China as the Company’s principal independent accountant was appointed by the Audit Committee of the Company on December 27, 2011.

BDO Hong Kong was the principal independent accountants of the Company and reported on the financial statements for the fiscal years ended September 30, 2009 and 2010. There were no disagreements between the Company and BDO Hong Kong on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, within the period from BDO Hong Kong’s engagement and through the fiscal year of the Company ended September 30, 2010, and subsequently up to the date of dismissal which disagreements that, if not resolved to BDO Hong Kong’s satisfaction, would have caused BDO Hong Kong to make reference to the subject matter of the disagreement in connection with its report issued in connection with the audit of the Company’s financial statements.

None of the reportable events described under Item 304(a)(1)(v)(A)-(D) of Regulation S-K occurred within the period from BDO Hong Kong’s engagement and through the fiscal year of the Company ended September 30, 2010 and subsequently up to the date of resignation.

BDO Hong Kong’s audit reports on financial statements for the fiscal years ended September 30, 2009 and September 30, 2010 of the Company contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

The Company provided BDO Hong Kong with a copy of the disclosure made on the Form 6-K before its filing with the SEC on December 27, 2011, providing BDO Hong Kong with the opportunity to furnish the Company with a letter addressed to the SEC stating whether it agrees with the disclosures made in the filing.  A letter from BDO Hong Kong dated December 27, 2011 which is attached as an Exhibit to the Form 6-K and incorporated by reference herein.

ITEM 16G. CORPORATE GOVERNANCE.

As a foreign private issuer (“FPI”) whose securities are listed the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of the requirements of the NASDAQ Marketplace Rules (the “NASDAQ Rules”) pursuant to NASDAQ Rule 5615, which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. We complied with during fiscal year 2010 and currently comply with the NASDAQ Rules.

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

1.5
Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Registrant's consolidated financial statements into Registrant's Registration Statements on Form S-8 and Form S-3

1.6	Consent of BDO Limited to incorporation of its report on the Registrant's consolidated financial statements into Registrant's Registration Statements on Form S-8 and Form S-3

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: ____, 2012	ORIGIN AGRITECH LIMITED

/s/Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	F–1

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2010 AND 2011	F–3

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011	F–4

CONSOLIDATED STATEMENTS OF EQUITY FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011	F–5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2010 AND 2011	F–6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F–8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Origin Agritech Limited

We have audited the accompanying consolidated balance sheet of Origin Agritech Limited and its subsidiaries and variable interest entities (the “Company”) as of September 30, 2011 and the related consolidated statements of income and comprehensive income, equity and cash flows for the year then ended, all expressed in Renminbi.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2011 and the result of its operation and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated January 20, 2012 expressed an adverse opinion thereon.

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, People’s Republic of China
January 20, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Origin Agritech Limited

We have audited the accompanying consolidated balance sheet of Origin Agritech Limited and its subsidiaries and variable interest entities (the “Company”) as of September 30, 2010 and the related consolidated statements of income and comprehensive income, equity and cash flows for the years ended September 30, 2009 and 2010, all expressed in Renminbi.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2010 and the results of its operations and its cash flows for the years ended September 30, 2009 and 2010, in conformity with accounting principles generally accepted in the United States of America.

BDO Limited

Hong Kong
January 27, 2011

CONSOLIDATED BALANCE SHEETS
(In thousands, except number of share and per share data)

	September 30,
	2010	2011	2011
	RMB	RMB	USD
ASSETS
Current Assets
Cash and cash equivalents	299,672	129,942	20,448
Accounts receivable, less allowance for doubtful amounts of RMB842 and RMB2,714 as of September 30, 2010 and 2011, respectively (note 4)	10,048	6,616	1,041
Due from related parties (note 3)	5,107	5,183	816
Advances to suppliers (note 5)	3,986	12,418	1,954
Advances to growers	40,691	78,623	12,372
Inventories (note 6)	283,174	210,826	33,175
Income tax recoverable (note 19)	2,745	2,155	339
Other current assets (note 7)	18,838	65,055	10,237
Total current assets	664,261	510,818	80,382

Land use rights, net (note 8)	20,907	33,094	5,208
Plant and equipment, net (note 9)	161,681	190,094	29,913
Equity investments (note 10)	22,505	20,503	3,226
Goodwill (note 2)	16,665	11,973	1,884
Acquired intangible assets, net (note 11)	35,344	29,232	4,600
Deferred income tax assets (note 19)	9,766	3,028	476
Other assets (note 12)	3,882	19,640	3,091
Total assets	935,011	818,382	128,780

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (note 13)	85,900	20,000	3,147
Accounts payable	8,960	5,740	903
Due to growers	42,186	7,947	1,251
Due to related parties (note 3)	7,926	1,728	272
Advances from customers	348,797	397,933	62,618
Deferred revenues	23,111	19,812	3,118
Income tax payable (note 19; note 22)	44,075	39,060	6,146
Other payables and accrued expenses (note 15)	35,656	40,351	6,350
Total current liabilities	596,611	532,571	83,805

Other long-term liabilities (note 16)	9,426	-	-
Total liabilities	606,037	532,571	83,805

Commitments and contingencies (note 22)

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,292,412 and 23,382,812 shares issued and outstanding as of September 30, 2010 and 2011 respectively)	-
Additional paid-in capital	387,052	394,344	62,054
Retained earnings (deficit)	(76,454)	(99,533)	(15,662)
Treasury stock at cost (498,851 shares) (note 18)	(29,377)	(29,377)	(4,623)
Accumulated other comprehensive loss	(9,336)	(6,397)	(1,007)
Total Origin Agritech Limited shareholders’ equity	271,885	259,037	40,762

Non-controlling interests	57,089	26,774	4,213
Total equity	328,974	285,811	44,975

Total liabilities and equity	935,011	818,382	128,780

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands, except number of share and per share data)

	Year ended September 30,
	2009		2010		2011		2011
	RMB		RMB		RMB		USD

Revenues		592,492		584,860		567,434		89,291
Cost of revenues		(392,842)		(353,587)		(371,591)		(58,473)

Gross profit		199,650		231,273		195,843		30,818

Operating expenses
Selling and marketing		(55,648)		(52,227)		(56,831)		(8,943)
General and administrative		(64,833)		(78,708)		(86,748)		(13,651)
Research and development		(33,473)		(38,356)		(44,771)		(7,045)
Other income, net		1,991		2,340		5,120		806

Total operating expenses, net		(151,963)		(166,951)		(183,230)		(28,833)

Income from operations		47,687		64,322		12,613		1,985

Interest expense		(16,784)		(8,539)		(1,469)		(231)
Share of net income of equity investments		4,669		9,370		1,616		254
Gain on disposal of an equity investment		-		8,883		-		-
Loss on liquidation of a subsidiary (note 1)		-		-		(13,582)		(2,137)
Interest income		2,036		1,634		1,771		279
Loss on repurchase of convertible notes (note 14)		(51,101)		-		-		-
Changes in the fair value of embedded derivatives		3,300		-		-		-

Income before income taxes		(10,193)		75,670		949		150

Income tax expense (note 19)
Current		(580)		(4,046)		(6,991)		(1,100)
Deferred		(11,152)		(5,273)		(6,739)		(1,060)
Income tax expense		(11,732)		(9,319)		(13,730)		(2,160)

Net income (loss)		(21,925)		66,351		(12,781)		(2,010)
Less: Net income attributable to non-controlling interests		18,892		17,298		10,298		1,620

Net income (loss) attributable to Origin Agritech Limited		(40,817)		49,053		(23,079)		(3,630)

Other comprehensive income (loss)
Net income (loss)		(21,925)		66,351		(12,781)		(2,010)
Foreign currency translation difference		366		1,067		2,939		462
Comprehensive income (loss)		(21,559)		67,418		(9,842)		(1,548)
Less: Comprehensive income attributable to non-controlling interests		18,892		17,298		10,298		1,620
Comprehensive income (loss) attributable to Origin Agritech Limited		(40,451)		50,120		(20,140)		(3,168)

Net income (loss) attributable to Origin Agritech Limited per share – basic (note 20)	RMB	(1.77)	RMB	2.12	RMB	(1.00)	USD	(0.16)

Net income (loss) attributable to Origin Agritech Limited per share – diluted (note 20)	RMB	(1.77)	RMB	2.10	RMB	(1.00)	USD	(0.16)

Shares used in calculating basic net income (loss) per share		23,013,692		23,189,464		23,072,895		23,072,895

Shares used in calculating diluted net income (loss) per share		23,013,692		23,337,265		23,072,895		23,072,895

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except number of share and per share data)

	Equity attributable to Origin Agritech Limited
					Accumulated
			Additional	Retained	Other		Non-
	Common stock		Paid-in	Earnings	Comprehensive	Treasury	controlling	Total
	Shares	Amount	Capital	(Deficit)	Income (Loss)	Stock	interest	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of October 1, 2008	23,013,692	-	388,860	(84,690)	(10,769)	(29,377)	39,224	303,248

Net income (loss) for the year	-	-	-	(40,817)	-	-	18,892	(21,925)
Share-based compensation expense	-	-	2,760	-	-	-	-	2,760
Dividend paid to non-controlling interests	-	-	-	-	-	-	(6,727)	(6,727)
Translation adjustment	-	-	-	-	366	-	-	366

Balance as of September 30, 2009 and October 1, 2010	23,013,692	-	391,620	(125,507)	(10,403)	(29,377)	51,389	277,722

Net income for the year	-	-	-	49,053	-	-	17,298	66,351
Issuance of common stock upon exercise of share options	278,720	-	6,535	-	-	-	-	6,535
Acquisition of additional equity interest in a subsidiary from non-controlling interests	-	-	(15,971)	-	-	-	(8,229)	(24,200)
Share-based compensation expense	-	-	4,868	-	-	-	-	4,868
Acquisition of a subsidiary	-	-	-	-	-	-	3,538	3,538
Dividend paid to non-controlling interests	-	-	-	-	-	-	(6,907)	(6,907)
Translation adjustment	-	-	-	-	1,067	-	-	1,067

Balance as of September 30, 2010 and October 1, 2010	23,292,412	-	387,052	(76,454)	(9,336)	(29,377)	57,089	328,974

Net income (loss) for the year	-	-	-	(23,079)	-	-	10,298	(12,781)
Issuance of common stock upon exercise of share options	90,400	-	2,654	-	-	-	-	2,654
Share-based compensation expense	-	-	4,638	-	-	-	-	4,638
New subsidiary established	-	-	-	-	-	-	19,600	19,600
Liquidation of a subsidiary	-	-	-	-	-	-	(48,123)	(48,123)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(12,090)	(12,090)
Translation adjustment	-	-	-	-	2,939	-		2,939

Balance as of September 30, 2011	23,382,812	-	394,344	(99,533)	(6,397)	(29,377)	26,774	285,811

In US$ @ 6.3549		-	62,054	(15,662)	(1,007)	(4,623)	4,213	44,975

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended September 30,
	2009	2010	2011	2011
	RMB	RMB	RMB	USD

Operating activities:
Net income (loss)	(40,817)	49,053	(23,079)	(3,630)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	21,266	21,712	23,307	3,668
Loss (gain) on disposal of plant and equipment	457	(26)	6,252	984
Gain on disposal of an equity investment	-	(8,883)	(1)	-
Loss on liquidation of a subsidiary	-	-	13,583	2,137
Change in the fair value of embedded derivatives	(3,300)	-	-	-
Impairment on receivables	26	-	1,872	294
Inventory write down	7,395	14,971	12,978	2,042
Loss on repurchase of convertible note	51,101	-	-	-
Interest expense and amortization of discount on convertible notes	3,799	-	-	-
Deferred income tax assets	11,152	5,274	6,739	1,060
Non-controlling interests	18,892	17,298	10,298	1,620
Share-based compensation expense	2,760	4,868	4,638	730
Share of net income of equity investments	(4,669)	(9,370)	(1,616)	(254)
Changes in operating assets and liabilities:
Accounts receivable, net	(1,006)	(4,356)	1,560	245
Due from related parties	3,538	1,897	(76)	(12)
Advances to growers	20,807	(16,010)	(37,932)	(5,969)
Advances to suppliers	-	2,940	(8,432)	(1,327)
Inventories	38,569	45,783	15,175	2,388
Income tax recoverable	(28)	(1,020)	590	93
Other current assets	2,444	98	4	1
Other assets	10,182	3,193	(3,010)	(474)
Accounts payable	6,014	(5,137)	(3,220)	(507)
Due to growers	(4,414)	32,567	(34,239)	(5,388)
Due to related parties	16,856	(7,773)	984	155
Advances from customers	81,159	128,834	49,136	7,732
Deferred revenues	(16,568)	4,831	(3,299)	(519)
Income tax payable	602	4,414	4,113	647
Other long-term liabilities	(3,658)	9,426	(7,003)	(1,102)
Other payables and accrued expenses	(13,676)	4,020	8,135	1,280

Net cash provided by operating activities	208,883	298,604	37,457	5,894

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS – Continued
(In thousands)

	Year ended September 30,
	2009	2010	2011	2011
	RMB	RMB	RMB	USD

Investing activities:
Dividends received	4,600	1,200	2,467	388
Purchase of plant and equipment	(18,804)	(15,839)	(56,332)	(8,864)
Liquidation of a subsidiary	-	-	(67,980)	(10,697)
Proceeds from disposal of an equity investment	-	50,000	-	-
Additional capital injection to an equity investment	-	-	(600)	(95)
Proceeds from disposal of plant and equipment	1,395	247	-	-
Deposits for purchase of acquired technology and land use rights	(2,650)	(39)	(1,280)	(201)
Deposits for purchase of plant and equipment	(332)	(3,044)	(11,468)	(1,805)
Business acquisition, net of cash acquired	-	(10,540)	-	-
Purchase of intangible assets	(100)	(6,880)	(19,197)	(3,021)
Net cash provided by/(used in) investing activities	(15,891)	15,105	(154,390)	(24,295)

Financing activities:
Restricted bank deposits	(500)	500	-	-
Proceeds from short-term borrowings	134,850	191,900	20,000	3,147
Repayment of short-term borrowings	(219,440)	(186,290)	(85,900)	(13,517)
Repayment of third party loans	(4,560)	-	-	-
Repurchase of convertible notes	(68,290)	(117,896)	-	-
Acquisition of additional equity interest from non-controlling shareholders	-	(24,200)	-	-
Capital injection from a non-controlling shareholder	-	-	19,600	3,084
Dividends paid to non-controlling shareholders	(17,993)	(6,908)	(12,090)	(1,902)
Proceeds from exercise of share options	-	6,535	2,654	418
Net cash used in financing activities	(175,933)	(136,359)	(55,736)	(8,770)

Net increase (decrease) in cash and cash equivalents	17,059	177,350	(172,669)	(27,171)
Cash and cash equivalents, beginning of year	102,263	121,255	299,672	47,156
Effect of exchange rate changes on cash and cash equivalents	1,933	1,067	2,939	463
Cash and cash equivalents, end of year	121,255	299,672	129,942	20,448

Supplemental disclosures of cash flow information:
Income taxes paid	6	652	6,990	1,100

Interest paid	11,574	8,539	1,469	231

Supplemental disclosure of non-cash investing activities:
Other current assets to be received from liquidation of a subsidiary	-	-	45,236	7,118

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Origin Agritech Limited (“Agritech”), incorporated under the laws of the British Virgin Islands, and its subsidiaries and variable interest entities (together, the “Company”) are principally engaged in hybrid crop seed development, production and distribution. As of September 30, 2011, details of the Company’s subsidiaries and variable interest entities are as follows:

	Date of	Place of	Percentage
	Incorporation	Incorporation	of	Principal
Name	or Establishment	or Establishment	Ownership	Activity

Subsidiaries:
State Harvest Holdings Limited (“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment Holding

Beijing Origin State Harvest Biotechnology Limited (“BioTech”)	December 1, 2004	People’s Republic of China (“PRC”)	100%	Hybrid seed Technology development

Shandong Kunfeng Biochemical Limited (“Kunfeng”)	June 14, 2006	PRC	80%	Agricultural chemical producer

Variable interest entity:
Beijing Origin Seed Limited (note (i)) (“Beijing Origin”)	December 26, 1997	PRC	-	Hybrid crop seed development, production and distribution

Subsidiaries held by Beijing Origin:
Henan Origin Cotton Technology Development Limited (note (i)) (“Henan Cotton”)	March 2, 2001	PRC	92.04%	Hybrid crop seed development, production and distribution

Changchun Origin Seed Technology Development Limited (note (i)) (“Changchun Origin”)	April 29, 2003	PRC	99%	Hybrid crop seed development, production and distribution

Linze Origin Seed Limited (note (i))	November 18, 2008	PRC	100%	Hybrid crop seed development, production and distribution

Xinjiang Originbo Seed Company Limited (“Xinjiang Origin”) (note (i))	July 13, 2011	PRC	51%	Hybrid crop seed development, production and distribution

Denong Zhengcheng Seed Limited (“Denong”)	June 21, 2000	PRC	97.87%	Hybrid seed development, production and distribution

Note (i):
Beijing Origin Seed Limited, Henan Origin Cotton Technology Development Limited, Changchun Origin Seed Technology Development Limited, Linze Origin Seed Limited and Xinjiang Originbo Seed Company Limited are collectively referred to as “Beijing Origin”.

Note (ii):	As of September 28, 2011, Jilin Changrong has substantially completed its liquidation procedures and then legally deregistered subsequently after the fiscal year end.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
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
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
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

As a part of the Share Exchange Transaction, Agritech assumed 4,025,000 shares of common stock, 8,050,000 Redeemable Common Stock Purchase Warrants (“Warrants”) and 350,000 Unit Purchase Options (“UPO”) issued by Chardan. There was no re-measurement required for these assumed Warrants and UPO because such assumption is part of the recapitalization in connection with the Share Exchange Transaction. All Warrants and UPO have been either exercised or expired as of September 30, 2011.

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
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
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

Through the consignment agreements described above, State Harvest is deemed the sole beneficiary of Beijing Origin resulting in Beijing Origin being deemed a subsidiary of State Harvest under the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810-10-05 (former Financial Interpretation 46 (Revised) “Consolidation of Variable Interest Entities” (FIN 46(R)). The agreements described above provided for effective control of Beijing Origin to be transferred to State Harvest at December 25, 2004. Neither State Harvest nor BioTech had any operating activity prior to entering into the consignment agreements with Beijing Origin. In substance, State Harvest has substantially all the same shareholders of Beijing Origin. This transaction has been accounted for on a basis similar to reorganization between entities under common control. Accordingly, State Harvest’s consolidated financial statements are prepared by including the consolidated financial statements of Beijing Origin through December 24, 2004, and subsequently the Company’s consolidated financial statements include the financial statements of State Harvest, its majority owned subsidiary and Beijing Origin through the date of the Share Exchange Transaction. The revenue of the Company has been generated from Beijing Origin and its subsidiaries for the year ended September 30, 2009, 2010 and 2011 are 100%, 97.96% and 96.63%, respectively. Beijing Origin and its subsidiaries also account for 93% and 93% of the total assets of the Company as at September 30, 2010 and 2011 respectively.

Liquidation of a subsidiary during the year

Pursuant to the resolution of the equity owners of Jilin Changrong Hi-tech Seed Company Limited (“Changrong”) dated July 4, 2011, it was resolved to voluntarily liquidate Changrong. On August 25, 2011, Changrong started its deregistration procedures.  On November 27, 2011, Siping Administration for Industry and Commerce Gongzhuling State Agricultural Science and Technology Industrial Park Branch approved the deregistration application of Changrong, and all the liquidation procedures have been completed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

Loss on liquidation of a subsidiary included in the consolidated statement of income and comprehensive income for the year ended September 30, 2011:

RMB

Carrying amount of net assets in the books of Changrong at liquidation	105,251
Attributable goodwill	4,692
109,943
Less:Net assets at the date of liquidation attributable to non-controlling interests	48,123
Net assets at the date of liquidation attributable to Origin Agritech Limited	61,820

Satisfied by:
Cash	3,001
Other current assets	45,236
48,237

Loss on liquidation of a subsidiary	13,583

Establishment of a new subsidiary during the year

On July 13, 2011, Beijing Origin established a new subsidiary, Xinjiang Origin, with a local seed company, Xinjiang Jinbo Seed Limited. Beijing Origin owns 51% equity interest of Xinjiang Origin, which is engaged in research, development, production, and distribution of hybrid crop seeds. The establishment of Xinjiang Origin aims to develop a new production centre for the corn seeds.

The capital injection of Beijing Origin for Xinjiang Origin is RMB51,000, in which around RMB20,000 has been paid, and the remaining will be paid in 2012 with three installments, the final payment of RMB11,000 will be made on October 31, 2012.

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

Convenience translation into United States dollars

The consolidated financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2011 of RMB6.3549 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
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

Goodwill

Goodwill represents the excess of aggregate purchase price over the fair value of net assets acquired in a business combination. Goodwill is not amortised, but instead tested for impairment at least annually or more frequently if certain circumstances indicate a possible impairment may exist. The Company adopted FASB ASC 350-10 and performs its annual impairment review of goodwill on September 30 of each year. Management evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level, which is determined to be the enterprise level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a business combination.

The carrying amount of the goodwill at September 30, 2010 and 2011 represents the cost arising from the business combinations in previous years and no impairment on goodwill was recognized for any of the periods presented for the Company. During the year, the goodwill decreased for RMB 4,692 (note 1). It was due to the liquidation of Changrong. The movement for goodwill is as follow:

	September 30,
	2009	2010	2011
	RMB	RMB	RMB

Balance at beginning of year	16,665	16,665	16,665
Additions	-	-	-
Written off	-	-	(4,692)

	16,665	16,665	11,973

Acquired intangible assets, net

Acquired intangible assets primarily consist of purchased technology rights and distribution network and are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of these assets and recorded in operating expenses. Amortization is calculated on a straight-line basis over the following estimated useful lives for the main acquired intangible assets:

Technology rights for licensed seeds	3-20 years
Distribution network	6-14 years
Trademark	Indefinite

Trademarks, which have indefinite live, are not amortized, but are reviewed for impairment at least annually, at year end date, or earlier upon the occurrence of certain triggering events.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
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

The Company receives government subsidies in the form of funds for research and development activities. No government subsidies were recognized for the year ended September 30, 2011 while government subsidies recognized for the year ended September 30, 2009 and September 30, 2010 were RMB3,658 and RMB1,362 respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

Advertising costs

Advertising costs are expensed when incurred and included in selling and marketing expenses. For the years ended September 30, 2009, 2010 and 2011, advertising costs were RMB2,184, RMB1,560 and RMB1,126, respectively.

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

For the years ended September 30, 2009, 2010, and 2011, shipping and handling cost included in selling and marketing expenses were RMB10,737, RMB12,164, and RMB10,503 respectively.

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

The Company adopted FASB ASC 740-10. The Company’s policy on classification of all interest and penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

Foreign currency translation

The functional currency of the Company excluding Agritech and State Harvest is Renminbi. Monetary assets and liabilities denominated in currencies other than Renminbi are translated into Renminbi at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than Renminbi are converted into Renminbi at the applicable rates of exchange prevailing the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of income and comprehensive income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
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

Share-based compensation

The Company adopts FASB ASC 718-10. ASC 718-10 requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

Fair value measurement

The Company adopted FASB ASC 820-10, and which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820-10 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

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

Reclassification of financial statements

Other income, net are reclassified in the consolidated statement of income and comprehensive income for the year ended September 30, 2011 for better presentation. Comparative figures for the year ended September 30, 2009 and 2010 were reclassified accordingly. The reclassification of operating income has no impact on the net income on the consolidated statement of income for the years ended September 30, 2009, 2010 and 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recently issued accounting pronouncements

In April 2010, the FASB issued ASU No. 2010-13, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. It addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB ASC 718, “Compensation—Stock Compensation”, was amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade shall not be considered to contain a market, performance or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies for equity classification. The amendments will be effective for interim and annual periods beginning on or after December 15, 2010, with early application permitted. The Company evaluated the effect of ASU No. 2010-13 on its financial statements and has concluded that it would have no impact on its financial positions, results of operation and cash flows.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company is currently evaluating the effect of ASU No. 2011-04, but does not expect its adoption will have a material effect on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which specifies that the total of comprehensive income, the components of net income and the components of other comprehensive income are to be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. No change has been made in the items to be reported in comprehensive income. ASU No. 2011-05 is effective for the interim and annual periods beginning after December 15, 2011, and should be applied retrospectively. Early adoption is permitted. The Company is currently adopted the accounting guidance which presents the components of net income and the components of other comprehensive income in a single continuous statement of income and comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recently issued accounting pronouncements - Continued

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which specifies that an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit, as described in FASB ASC 350-20-35-4. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any, as described in FASB ASC 350-20-35-9. Under the amendments in ASU No. 2011-08, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of ASU No. 2010-28 is not expected to have any impact on the Company’s financial position, results of operations and cash flows.

3.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related party relationships

Name of related parties	Relationship
Shenzhen Biocentury Transgene (China) Limited (“Biocentury”)	Being an equity investment of the Company which disposed on May 27, 2010 (note 10)
Jinong	Being an equity investment of the Company (note 10)
Liyu	Being an equity investment of the Company (note 10)
Henan Agriculture University	Being non-controlling interests of Beijing Origin
Xinjiang Jinbo Seed Limited	Being non-controlling interests of Xinjiang Origin
Mr. Zhai	Being non-controlling interests of Kunfeng

(2)	Due from related parties

	September 30,
	2010	2011
	RMB	RMB

Jinong (note (i))	6	3,505
Henan Agriculture University	-	24
Liyu	3,094	-
Non-controlling interests of Denong	7	7
Non-controlling interests of Changrong	2,000	-
Non-controlling interests of Xinjiang Origin	-	1,447
Non-controlling interests of Kunfeng	-	200

	5,107	5,183

Note (i):	The balance as of September 30, 2011 represented the deposit paid to Jinong for purchasing of seeds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(3)	Due to related parties

	September 30,
	2010	2011
	RMB	RMB

Non-controlling interests of Denong (note (i))	113	113
Non-controlling interests of Beijing Origin	68	-
Companies controlled by the Company’s directors	1,461	1,385
Ex-shareholders of State Harvest	147	140
Jinong	6,137	-
Liyu	-	90

	7,926	1,728

Note (i):	This is the amount temporarily funded by non-controlling interests of Denong. The amount is payable on demand with interest free.

(4)	Transactions with related parties

(a)	Sales

	Year ended September 30,
	2009	2010	2011
	RMB	RMB	RMB

Jinong	-	-	2,000

(b)	Purchases

	Year ended September 30,
	2009	2010	2011
	RMB	RMB	RMB

Biocentury	116	116	-
Liyu	-	240	90
Jinong	-	6	-

	116	362	90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS – Continued

(4)	Transactions with related parties - Continued

(c)	Technology usage fees

	Year ended September 30,
	2009	2010	2011
	RMB	RMB	RMB

Liyu	5,752	5,471	5,953
Henan Agriculture University	108	68	-
Non-controlling interests of Denong	566	599	602
Biocentury	300	306	-

	6,726	6,444	6,555

The above amounts relate to technology usage fees paid to certain related party research centers for the exclusive right to use certain seed technologies.

(d)	Sales of plant and equipment

	Year ended September 30,
	2009	2010	2011
	RMB	RMB	RMB

Non-controlling interests of Denong	8	-	-
Jinong	640	-	-

	648	-	-

(e)	Purchases of plant and equipment

	Year ended September 30,
	2009	2010	2011
	RMB	RMB	RMB

Jinong	-	150	-

(f)	Interest income

	Year ended September 30,
	2009	2010	2011
	RMB	RMB	RMB

Non-controlling interests of Changrong	261	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS – Continued

(4)          Transactions with related parties – Continued

(g)	Rental expense paid for plant and equipment

	Year ended September 30,
	2009	2010	2011
	RMB	RMB	RMB

Jinong	1,687	935	468

(h)	Research & Development expenses

	Year ended September 30,
	2009	2010	2011
	RMB	RMB	RMB

Holding company of Jinong	5,000	5,000	5,000

(i)	Dividend received

	Year ended September 30,
	2009	2010	2011
	RMB	RMB	RMB

Biocentury	3,400	-	-
Liyu	1,200	1,200	2,467

	4,600	1,200	2,467

(j)	Dividend paid

	Year ended September 30,
	2009	2010	2011
	RMB	RMB	RMB

Jinong	4,020	5,025	10,050

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of trade receivables resulting from sales of products during the normal course of business.

Allowance for doubtful account is as follows:

	Year ended September 30,
	2009	2010	2011
	RMB	RMB	RMB

Balance at beginning of year	816	842	842
Additions	26	-	1,872
Written off	-	-	-

	842	842	2,714

The allowance for doubtful account as recorded in general and administrative expenses.

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	September 30,
	2010	2011
	RMB	RMB

Purchases of materials	1,471	7,460
Prepayments for advertisement	10	280
Prepayments for transportation fee	518	-
Prepayments for operating lease	290	218
Prepayments for testing fee	106	284
Utility deposit	270	935
Deposits for research and development fee	566	1,301
Deposits for housing fund center	-	323
Others	755	1,617

	3,986	12,418

Advances to suppliers mainly represent deposits paid but related materials and services have not been provided to the Company.

6.	INVENTORIES

Inventories consist of the following:

	September 30,
	2010	2011
	RMB	RMB

Work in progress and supplies	172,708	111,945
Finished goods	132,492	120,134
Provision	(22,026)	(21,253)

	283,174	210,826

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

6.	INVENTORIES - Continued

As of September 30, 2010 and 2011, goods already delivered to customers but still recorded in finished goods, amounted to RMB10,080 and RMB10,200, respectively. As the Company does not recognize revenue until the selling prices of respective goods have been finalized with the customers, goods delivered to customers as mentioned above will only be transferred to cost of revenues when related revenue is recognized.

Provision for inventories is as below:

	Year ended September 30,
	2009	2010	2011
	RMB	RMB	RMB

Balance at beginning of year	30,818	28,859	22,026
Additions	7,395	14,971	12,978
Write-off	(9,354)	(21,804)	(13,751)

	28,859	22,026	21,253

7.	OTHER CURRENT ASSETS

Other current assets consist of the following:

		September 30,
		2010	2011
		RMB	RMB

Advances to staff for business use		6,428	8,287
Refundable deposit for a cancelled project		441	241
Receivable from a private investor arising from a sale of equity investment		10,000	-
Receivable from liquidation of Changrong		-	45,236
Receivable from liquidation of Changji		-	1,751
Loan to a customer	Note (i)	-	3,000
Deposits for rental		114	2,666
Deposits for research and development		-	2,195
Others		1,855	1,679

		18,838	65,055

Note (i)
The balance represented the loan to one of the customers in Denong with the interest rate of 6.1% per annum. Fully repayment will be made in the end of February 2012 together with the interest by according to the loan agreement.

8.	LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	September 30,
	2010	2011
	RMB	RMB

Land use rights	23,880	36,569
Accumulated amortization	(2,973)	(3,475)

Land use rights, net	20,907	33,094

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

8.	LAND USE RIGHTS, NET - Continued

Land use rights with net values of RMB3,136 and RMB453 have been pledged as collateral for bank loans of Beijing Origin as of September 30, 2010, and of Linze Origin as of September 30, 2011, respectively.

Amortization expenses for the years ended September 30, 2009, 2010 and 2011 were RMB499, RMB489 and RMB502 respectively.

9.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2010	2011
	RMB	RMB

Plant and building	133,874	140,301
Machinery and equipment	41,677	52,972
Furniture and office equipment	12,309	11,466
Motor vehicles	20,082	18,338
Leasehold improvements	1,299	212

Total	209,241	223,289
Accumulated depreciation	(55,643)	(61,438)
Construction in progress	8,083	28,243

Plant and equipment, net	161,681	190,094

Included in plant and building, with net values of RMB44,830 and RMB6,882 have been pledged for bank loans of Beijing Origin as of September 30, 2010, and of Linze Origin as of September 30, 2011, respectively.

The depreciation expenses for the years ended September 30, 2009, 2010 and 2011 were RMB9,360, RMB11,531, and RMB16,235 respectively.

Construction in progress refers to production facilities under construction by the Company.

10.	EQUITY INVESTMENTS

Equity investments consist of the following:

	September 30,
	2010	2011
	RMB	RMB

Equity method investment	22,505	20,503

Liyu

The Company owns 30% equity interest in Liyu and accounts for the investment in Liyu under the equity method. For the years ended September 30, 2009, 2010 and 2011, the Company recorded its pro-rata share of earnings in Liyu of RMB297, RMB497 and RMB2,954 respectively. The Company also received dividends of RMB1,200, RMB1,200 and RMB2,467 respectively from Liyu for each of the years ended September 30, 2009, 2010 and 2011. The dividend received was accounted for as a reduction in equity investments.

On April 12, 2011, Liyu increased its paid-in capital from RMB1,000 to RMB3,000. As a result, additional capital injection of RMB600 has been made to remain its percentage of equity interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

10.	EQUITY INVESTMENTS- Continued

Biocentury

The Company owned 34% equity interest in Biocentury and accounts for the investment in Biocentury under the equity method. For the years ended September 30, 2009 and 2010, the Company recorded its pro-rata share of earnings in Biocentury of RMB2,632 and RMB7,650, respectively. The Company also received dividends of RMB3,400 and RMB nil from Biocentury for the years ended September 30, 2009 and 2010. On May 27, 2010, The Company disposed its 34% interest in Biocentury for a cash consideration of RMB60,000. A gain on disposal of RMB8,883 was recorded in the statement of comprehensive income for the year ended September 30, 2010.

Jinong

The Company owns 23% equity interest in Jinong and accounts for the investment in Jinong under the equity method. For the years ended September 30, 2009, 2010 and 2011, the Company recorded its pro-rata share of earnings (losses) in Jinong of RMB1,755, RMB1,215 and RMB(1,345), respectively.

Jilin Changji Seed Limited (“Changji”)

The Company owns 35% equity interest in Changji and accounts for the investment in Changji under the equity method. For the years ended September 30, 2009, 2010 and 2011, the Company recorded its pro-rata share of earnings (losses) in Changji of RMB(15), RMB7 and RMB7 respectively. On May 6, 2011, the Changji has been deregistered, a loss on liquidation of RMB7 was recorded in the statement of comprehensive income for the year ended September 30, 2011.

11.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	September 30,
	2010	2011
	RMB	RMB

Technology rights for licensed seeds	74,265	74,723
Distribution network	6,975	6,739
Trademark and certificates	3,394	1,687
Others	4,530	4,763

	89,164	87,912
Accumulated amortization	(49,506)	(54,366)
Impairment provision	(4,314)	(4,314)

Acquired intangible assets, net	35,344	29,232

Amortization expenses for the years ended September 30, 2009, 2010 and 2011 were RMB11,407, RMB9,692 and RMB8,870 respectively.

No impairment provision has been charged for the years ended September 30, 2009, 2010 and 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

11.	ACQUIRED INTANGIBLE ASSETS, NET - Continued

Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB

2012	5,619
2013	3,926
2014	3,097
2015	2,339
2016	1,789

Total	16,770

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights amortized over an average usage period of 5 years and charged to general and administrative expenses.

12.	OTHER ASSETS

Other assets consist of the following:

		September 30,
		2010	2011
		RMB	RMB

Prepaid lease		778	1,510
Deposits for purchase of acquired intangible assets	Note (i)	40	1,280
Deposits for purchase of plant and equipment		3,044	16,568
Others		20	282

		3,882	19,640

Note (i):	The Company entered into new technology transfer agreements with certain investors of new seed products and paid deposits

13.	BORROWINGS

	September 30,
	2010	2011
	RMB	RMB

Short-term borrowings	85,900	20,000

As of September 30, 2011, short-term borrowings were comprised of secured bank loan of RMB20,000 which is under Linze Origin Seed Limited and has been guaranteed by a land use right of RMB453 (note 8) and plant and equipment of RMB6,882 (note 9). The annual interest rate is 6.56%

As of September 30, 2010, short-term borrowings were comprised of secured bank loans of RMB47,900 and unsecured bank loans of RMB38,000, which is under Beijing Origin and has been guaranteed by a subsidiary, BioTech. The secured loans were secured by the Company’s land use rights of RMB3,136 (note 8) and plant and equipment of RMB44,830 (note 9). The annual interest rate ranged from 5.31% to 5.84%.

Interest expense and weighted average interest rate for the years ended September 30, 2009, 2010 and 2011 were RMB11,574 and 5.98%, RMB8,539 and 5.70% and RMB1,469 and 6.56%, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
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

On January 19, 2009, the Company and the Notes holder entered into a Second Notes Repurchase Agreement (2nd NRA).  Pursuant to the 2nd NRA, the Company repurchased from the Notes holder remaining principal amount of US$21,300 for a total repurchase price of US$22,264 payable in cash in two tranches. In the first tranche, the Company repurchased US$4,700 in principal amount of the Notes for a repurchase price of US$5,000. In the second tranche, the Company repurchased the remaining US$16,600 principal amount of the Notes for a repurchase price of US$104 for each principal amount of US$100 of such Notes on a date to be mutually agreed upon by the Company and the Notes holder but not later than December 31, 2009. The Notes holder would also not be entitled to any interest payable on the repurchased Notes in respect of any record date prior to the repurchase.  In connection with the 2nd NRA, the Notes holder has agreed to eliminate the existing conversion rights on the Notes.  The Notes holder has also agreed to eliminate certain financial covenants, and to amend other covenants, contained in the indenture for the Notes.  The Note holder has also agreed to waive all defaults or events of default or their consequences, if any, on the part of the Company for failure to duly observe and perform this covenant through December 31, 2008, provided that the waiver will terminate if the Company defaults on its obligations under the 1st NRA. The Company has been in compliance with the covenants since the expiration of the waiver.

In compliance with the 1st NRA and 2nd NRA as described above, the Company has fully repurchased all the Notes and there were no outstanding Notes as of December 31, 2009.

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

As of September 30, 2010 and 2011, the Company did not have any derivatives or financial liabilities that are measured at fair value. There is no change in fair value, including net transfers, of all financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended September 30, 2010 and 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

14.	CONVERTIBLE NOTES - Continued

At the issuance date of the Notes, the value of the beneficial conversion features amounted to RMB31,230 was recorded under additional paid-in capital.

The discount associates with the issuance of the convertible notes amounted to RMB131,087 was amortized over the life of the convertible notes, using the effective interest method. Amortization of the Note discount for the years ended September 30, 2009, 2010 and 2011 were RMB3,350, RMB nil and RMB nil respectively, which as reflected in the interest expenses.

The interest expenses for the Notes for the years ended September 30, 2009, 2010 and 2011 were RMB449, RMB nil and RMB nil, respectively.

According to FASB ASC 470-50, the amendment made under 1st NRA is determined as a modification of debt.  As a result, the Company repurchased the principal amount of US$18,700 of the Notes at a premium of RMB29,516 (US$4,329).  This represents the repurchase price of US$20,000 in excess of carrying value of the Notes of RMB80,759 (US$11,845) plus the fair value of the redemption features of RMB26,090 (US$3,826) at July 28, 2008.  The premium was amortized using the effective interest method over the remaining term of the Notes.

According to ASC 470-50, the amendment made under 2nd NRA is determined as an extinguishment of debt. As a result, the Company repurchased the Notes at a loss of RMB51,101 (US$7,483).  This represents the repurchase price of US$22,263 in excess of its carrying value, which included the present value of the Notes, the discount associated with the issuance and the premium resulted from 1st NRA, of RMB70,600 (US$10,338) plus the fair value of the redemption features of RMB30,334 (US$4,442) at January 19, 2009.  The loss on extinguishment of debt was expensed to the consolidated statements of income and comprehensive income for the year ended September 30, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

15.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

		September 30,
		2010	2011
		RMB	RMB

Payable for purchase of plant and equipment		99	206
Payable for purchase of land use rights		1,050	1,050
Payable for purchase of construction-in-progress		1,276	2,009
Professional fee payable		3,653	3,789
Salaries payable		12,633	8,192
Accrued staff bonus		1,757	1,757
Accrued interest		1,813	1,813
Accrued compensation expenses		177	150
Accrued other expenses		1,361	1,284
Other taxes payable		517	350
Deposits from growers		1,733	2,407
Payable for labor union and education expenses		721	677
Loans from employees of Denong	Note (i)	310	310
Loans from third parties	Note (ii)	3,600	3,600
Payable to former owners of Kunfeng		2,660	2,060
Deferred government subsidies	Note 16	-	8,526
Others		2,296	2,171

		35,656	40,351

Note(i):	RMB310 was borrowed from employees of Denong with interest of 12.5% per annum at the years ended September 30, 2010 and 2011.

Note(ii):	RMB3,600 was borrowed from third party companies with interest free, unsecured and have no fixed repayment terms at the years ended September 30, 2010 and 2011.

16.	OTHER LONG-TERM LIABILITIES

In prior years, the Company received government subsidies from local PRC government for research and development projects. Such government subsidies are recorded as other long-term liabilities as the management expects that the conditions attached to the government subsidies will not be fulfilled within one year. During the year, the management expects that the conditions attached to the government subsidies will be fulfilled within one year and such amount have been reclassified to other payables and accrued expenses in current liabilities as stated in note 15.

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
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

17.	SHARE OPTION PLAN - Continued

Under the terms of the plan, on October 22, 2007 the Company granted its employees options to purchase 20,000 ordinary shares at the price of US$9.27 (“Tranche 2”); on March 28, 2008 the Company granted its employees options to purchase 381,000 ordinary shares at the price of US$5.30 (“Tranche 3”); on June 16, 2008 the Company granted its employees options to purchase 10,000 ordinary shares at the price of US$6.64 (“Tranche 4”); and on January 4, 2010 the Company granted its employees options to purchase 125,000 ordinary shares at the price of

US$12.23 (“Tranche 5”); and on January 3, 2011, the company granted its employees options to purchase 120,000 ordinary shares at the price of US$10.84 (“Tranche 6”).  All the options expire 5 years from the date of grant and vest immediately or over a period of 1 to 5 years.

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

On April 22, 2010, the Company adopted the 2009 Performance Equity Plan and authorized to issue share options with the right to purchase up to 1,500,000 ordinary shares to the Company’s directors, officers, employees, individual consultants and advisor.  The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors.

During the year ended September 30, 2010 and 2011, 278,720 and 90,400 options have been exercised.

For the options outstanding at September 30, 2010 and 2011, the weighted average remaining contractual lives are 3.8 and 2.91 years, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

17.	SHARE OPTION PLAN – CONTINUED

A summary of the share option activity under the Plan is as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6

Grant date	November 8, 2005	October 22, 2007	March 28, 2008	June 16, 2008	January 4, 2010	January 3, 2011

Options outstanding as of October 1, 2009	214,120	20,000	315,167	10,000	-	-
Number of options granted	-	-	-	-	125,000
Options exercised	(124,720)	-	(154,000)	-	-	-
Options cancelled/ forfeited/ expired	(25,000)	(15,000)	(5,000)	-	-	-

Options outstanding as of September 30, 2010 and October 1, 2010	64,400	5,000	156,167	10,000	125,000	-
Number of options granted	-	-	-	-	-	120,000
Options exercised	(64,400)	-	(26,000)	-	-	-
Options cancelled/ forfeited/ expired	-	-	-	-	(5,000)	-
Outstanding as of September 30, 2011	-	5,000	130,167	10,000	120,000	120,000

Options vested and exercisable
At September 30, 2010	64,400	-	156,167	10,000	-	-

At September 30, 2011	-	-	130,167	10,000	120,000	-

Weighted average fair value at the grant date (USD)	2.69	4.55	2.69	3.42	7.20	6.08

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche 1#	Tranche 2	Tranche 3*	Tranche 4	Tranche 5	Tranche 6

Exercise price (USD)	8.75	9.27	5.30	6.64	12.23	10.84
Average risk-free interest rate	4.47%	4.08%	2.51%	3.73%	1.66%	1.03%
Expected option life (year)	3.5	3.8	2.7	2.9	3	3
Volatility rate	30.79%	60.86%	78.17%	77.27%	92.81%	88.03%
Dividend yield	-	-	-	-	-	-

#	Tranche 1 had been modified on September 14, 2009. The exercise price modified to USD 4.00 and the fair value was USD 2.66 at the modified date.

*	Tranche 3 consists of different vesting structures. The expected option life and fair value presented above are weighted average numbers.

The aggregate intrinsic value as of September 30, 2010 and 2011 is USD 465 and USD nil respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

17.	SHARE OPTION PLAN – CONTINUED

The Company recorded share-based compensation expense of RMB2,760, RMB4,868 and RMB4,638 for the years ended September 30, 2009, 2010 and 2011 respectively.  As of September 30, 2010 and 2011, there were RMB1,655 and RMB942 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the Plan. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 0.31 year.

18.	TREASURY STOCK

During the year ended September 30, 2007, the Company repurchased 498,851 common stock of the Company with a total cost of RMB29,377 under the approval of the Board of Directors. The Company recorded the entire purchase price of the treasury stock as a reduction of equity.  The Company has made no additional purchases of common stock during the years ended September 30, 2010 and 2011.

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

Preferential tax treatment of Beijing Origin as “high technology” company (High-tech Status) has been agreed with the relevant tax authorities.  Beijing Origin is entitled to a preferential tax rate of 15% which is subject to annual review. As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2009, 2010 and 2011 are 15%.

According to the document Ji Ken Ban Zi (2008) No.125, Changrong is recognized as a “high technology” company, thus entitled to a preferential tax rate of 15% for the years ended September 30, 2009, 2010 and 2011.

Had all the above tax holidays and concessions not been available, the tax charges would have been higher by RMB3,450, RMB7,648 and RMB5,226, and the basic net income (loss) per share would have been lower (higher) by RMB(0.15), RMB 0.33  and RMB(0.23) for the years ended September 30, 2009, 2010 and 2011, respectively. The diluted net income (loss) per share for the years ended September 30, 2009, 2010 and 2011 would have been lower (higher) by RMB(0.15), RMB0.33 and RMB(0.23), respectively.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2011, the management considered that the Company had no uncertain tax positions affected its consolidated financial position and results of operations or cash flow except for the contingent US tax liabilities mentioned under note 22. The Company will continue to evaluate for the uncertain position in future. The estimated interest costs have been provided in the Company’s financial statements up to the year ended September 30, 2011. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

19.	INCOME TAXES – Continued

The provision for income taxes expenses consists of the following:

	Year ended September 30,
	2009	2010	2011
	RMB	RMB	RMB

Current	580	4,046	6,991
Deferred	11,152	5,273	6,739

	11,732	9,319	13,730

The principal components of the deferred income tax assets are as follows:

	September 30,
	2010	2011
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	18,091	20,928
Impairment on inventory	3,935	3,634
Others	3,290	3,498

Non-current deferred income tax assets	25,316	28,060
Valuation allowances	(15,550)	(25,032)

Net non-current deferred income tax assets	9,766	3,028

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2010 and 2011.

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

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years.  Tax losses of non-PRC entities can be carried forward indefinitely.  The expiration period of unused tax losses is as follows:

	Year ended September 30,
	2010	2011
	RMB	RMB
Calendar year ending,
2012	11,694	11,694
2013	53,698	25,586
2014	-	188
2015	10,400	11,042
Tax losses that can be carried forward indefinitely	-	45,944

	75,792	94,454

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

19.	INCOME TAXES – Continued

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended September 30,
	2009	2010	2011
	%	%	%

Statutory rate	25	25	25
Effect of preferential tax treatment	34	(10)	(550)
Effect of different tax jurisdiction	(157)	4	307
Permanent book-tax difference	25	-	403
Effect of changes of applicable tax rate	-	-	-
Change in valuation allowance	(80)	(5)	998
Under (over) provision in prior year	38	(2)	256

Effective income tax rate	(115)	12	1,439

20.	INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Year ended September 30,
	2009	2010	2011
	RMB	RMB	RMB

Net income (loss) (numerator), basic and diluted	(40,817)	49,053	(23,079)

Shares (denominator):
Common stock outstanding	23,013,692	23,292,412	23,382,812
Weighted average common stock outstanding used in computing basic income per share	23,013,692	23,189,464	23,072,895

Add: Share options	-	147,801	-
Weighted average common stock outstanding used in computing diluted income per share	23,013,692	23,337,265	23,072,895

Net income (loss) per share-basic	RMB(1.77)	RMB2.12	RMB(1.00)

Net income (loss) per share-diluted	RMB(1.77)	RMB2.10	RMB(1.00)

As of September 30, 2010, the effect of conversion and exercise of the Company’s outstanding options are included as their effect is dilutive. As of September 30, 2011 and in previous year, the effect of the outstanding options was anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

21.	EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB9,454, RMB10,494, and RMB12,752 for the years ended September 30, 2009, 2010 and 2011, respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends.  The appropriation has been made for the years ended September 30, 2009, 2010 and 2011 were RMB3,266, RMB2,598 and nil.  There was no after-tax profit recorded in the PRC statutory accounts for 2011.  On the other hand, the amount set aside as of September 30, 2010 and 2011 were RMB31,727 and RMB24,789. Such decrease was due to the liquidation of Changrong.

22.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

As of September 30, 2010 and 2011, capital commitments for the purchase of long-term assets are as follows:

	September 30,
	2010	2011
	RMB	RMB

Equipment	5,251	9
Plant and building construction	5,362	15,353
Technology use right	1,210	730
Project of gene modification	5,000	5,000

	16,823	21,092

(b)	Operating lease

The Company acquired certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended September 30, 2009, 2010 and 2011 were RMB6,029, RMB3,614 and RMB5,310 respectively.

As of September 30, 2011, the Company was obligated under operating leases requiring minimum rental as follows:

RMB
Year ending September 30,

2012	2,354
2013	1,956
2014	1,170
2015	1,139
2016	1,133
Thereafter	6,881

14,633

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

22.	COMMITMENTS AND CONTINGENCIES – Continued

(c)	Contingent tax liabilities

The Company assesses the contingent tax liabilities that may arise from the Share Exchange Transaction (note 1) and considers such contingent tax liabilities are more-likely-than-not. As of September 30, 2010 and 2011, contingent tax liabilities of RMB39,059 including late payment penalty and interest was included in the income tax payable in the accompanying consolidated balance sheet. The contingent tax was charged to the equity because the assumption of such liabilities by the Company was part of the recapitalization in connection with the Share Exchange Transaction. The Company does not expect to incur tax liabilities at the higher end of the range which were estimated to be in the range RMB39,059 to RMB64,218, based on the information currently available.

During 2009, the Company began a fresh review of the contingent tax position by requesting and receiving alternate U.S. tax counsel on the above matter.  On September 23, 2010, the Company filed a revised 2005 tax return to the United States Internal Revenue Service, or IRS in a way to rectify the previously filed tax return regarding this tax liability. The IRS has not responded to the tax filing either directly or with any paperwork as of the date of this filing.  While the timeline for the IRS to question on the tax return is generally three years, this matter may take a prolonged period of time to resolve depending on the return time from IRS and the necessity of future appeals or re-evaluation.  No material changes have occurred as of September 30, 2011.

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value. All the financial instruments are for trade purposes. No level 2 or 3 fair value assessment has been made.

24.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s main products include hybrid corn, rice and cotton seeds, which have been organized as one reporting segment since they have similar nature and production procedures, with similar economic characteristics. The Company’s chief operating decision maker, the Chief Executive Officer, receives and reviews the result of the operation for all products as a whole when making decisions about allocating resources and assessing performance of the Company. In accordance with FASB ASC 280-10, the Company is not required to report the segment information for the products.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

25.	OPERATING RISK - Continued

Country risk

The Company has significant investments in the PRC. The operating results of the Company may be adversely affected by changes in the political and social conditions in the PRC and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

26.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial statements of Origin Agritech Limited (the “parent company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the parent company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB132,168 and RMB109,651 as of September 30, 2010 and 2011, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEET

	September 30
	2010	2011
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	4,995	1,099
Other receivables	189	118
Acquired intangible assets, net	5	1
Due from inter-companies	144,249	136,796
Total current assets	149,438	138,014
Investment in unconsolidated subsidiaries	166,542	165,522
Total assets	315,980	303,536

LIABILITIES AND EQUITY
Current liabilities
Due to related parties	1,592	1,509
Other payables and accrued expenses	3,444	3,931
Income tax payable	39,059	39,059
Total current liabilities	44,095	44,499
Total stockholders’ equity	271,885	259,037
Total liabilities and stockholders’ equity	315,980	303,536

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009, 2010 AND 2011
(In thousands, except number of share, per share data and unless otherwise stated)

26.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - Continued

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year ended September 30,
	2009	2010	2011
	RMB	RMB	RMB

Cost of revenues	(494)	(208)	(21)
Operating expenses
Selling and marketing	(992)	(295)	(29)
General and administrative	(9,388)	(11,058)	(11,596)
Research and development	(272)	(146)	(32)
Changes in the fair value of embedded derivatives	3,300	-	-
Loss on repurchase of convertible notes	(51,101)	-	-
Other expenses, net	(20)	-	-
(Loss) from operations	(58,967)	(11,707)	(11,678)
Equity in earnings of unconsolidated subsidiaries	23,283	60,507	(11,402)
Interest income	77	253	1
Interest expense	(5,210)	-	-
Profit (loss) before income taxes	(40,817)	49,053	(23,079)
Income tax expense	-	-	-
Net profit (loss)	(40,817)	49,053	(23,079)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended September 30,
	2009	2010	2011
	RMB	RMB	RMB

Net cash provided by/(used in) operating activities	(28,433)	108,012	(3,745)
Net cash provided by/(used in) financing activities	21,781	(106,493)	7,292
Net increase/(decrease) in cash and cash equivalents	(6,652)	1,519	3,547
Cash and cash equivalents, beginning of year	12,209	6,245	4,995
Effect of exchange rate changes on cash and cash equivalents	688	(2,769)	(7,443)
Cash and cash equivalents, end of year	6,245	4,995	1,099

BASIS OF PRESENTATION

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.