Form 20-F/A
period 2011-09-30
Origin Agritech LTD
filed 2012-02-03
CIK 1321851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

☐Yes           ☒No

Explanatory Note

The purpose of this Amendment No. 1 to Origin Agritech Limited's Annual Report on Form 20-F for the annual period ended September 30, 2011, filed with the Securities and Exchange Commission on January 20, 2012 (the “Form 20-F”), is solely to furnish Exhibit 101, Exhibit 12.1, 12.2, 13.1, 13.2 to the Form 20-F.  In accordance with Rule 405 of Regulation S-T, Exhibit 101 to this report provides the consolidated financial statements and related notes from the Form 20-F formatted in XBRL (eXtensible Business Reporting Language).  Exhibit 12.1, 12.2, 13.1, and 13.2 is provides the requisite management certification to the Form 20-F.

No other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F.

Pursuant to Rule 406T of Regulation S-T, the interactive data files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

PART III

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit
Number	Description

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Schema.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORIGIN AGRITECH LIMITED

Date: February 3, 2012	/s/ Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer

Date: February 3, 2012	/s/ Irving Kau
	Name:	Irving Kau
	Title:	Chief Financial Officer