Form 20-F
period 2012-09-30
Origin Agritech LTD
filed 2013-01-10
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2012

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

Dr. Han Gengchen

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China

Tel: (86-10) 5890-7588

Fax: (86-10) 5890-7577

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

☐Yes    ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes    ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 c) Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐Item 17               ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes    ☒No

ORIGIN AGRITECH LIMITED

INTRODUCTION

Except where the context otherwise requires and for purposes of this Annual Report only:

•	“we,” “us,” “our company,” “our,” the “Company” and “Origin” refer to Origin Agritech Limited and, in the context of describing our operations, also include State Harvest Holdings Limited and the following, which are collectively described in this Annual Report as “our PRC Operating Companies”: Beijing Origin State Harvest Biotechnology Limited, or Origin Biotechnology (“BioTech”) and its subsidiary Shandong Kunfeng or Origin Kunfeng, Beijing Origin Seed Limited, or Beijing Origin, and its five subsidiaries, Changchun Origin Seed Technology Development Limited, or Changchun Origin, Henan Origin Cotton Technology Development Limited, or Henan Origin, Denong Zhengcheng Seed Limited, or Denong, Linze Origin Seed Limited, or Linze Origin, Xinjiang Originbo Seed Limited, or Xinjiang Origin.

•	“last year,” “fiscal year 2012,” “the year ended September 30, 2012” and “the fiscal year ended September 30, 2012” refer to the twelve months ended September 30, 2012, which is the period covered by this Annual Report;

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

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our company and industry. All statements other than statements of historical fact in this Annual Report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this Annual Report relate to, among others:

•	our goals and strategies, including how we implement our goals and strategies;

•	our expectations for our future business and product development, business prospects, results of business operations or any seed production operations, and current financial condition;

•	expected changes in our margins and certain costs or expenditures, inclusive of changes in our product costs;

•	our future pricing strategies or pricing policies;

•	our ability to successfully anticipate market demand for crop seeds in our market and plan our volume and product mix accordingly;

•	our ability to integrate acquisitions into our growth strategies and to generate sufficient value to justify their acquisition and development cost;

•	our plans for development of seed or technology internally, including our ability to successfully develop and produce seeds, and receive regulatory approval for and distribute proprietary seed products;

•	our expectations regarding our need to produce seeds and other biotechnology under licenses from third parties, and production results of our contracted farming production base;

•	future development of agricultural biotechnology as a whole and the impact of genetically modified crop seeds in our industry;

•	address the scope and impact of the governing and regulatory policies and laws regarding genetically modified seed products in China, and our ability to apply for and receive necessary approvals and to develop, produce, market and distribute genetically modified crop seeds;

•	compliance with government registration and regulation, including environmental regulations related to our seed production and our chemical operations;

•	our plans to license or co-develop any seed product or technology;

•	our plans regarding any future business combination or business acquisition;

•	PRC and other international government policies and regulations relating to the crop seed industry;

•	our plans to expand our business-level or corporate-level operations and product offerings;

•	likelihood of recurrence of accounting charges or impairments;

•	expected changes in our sources of revenues and income base from our business operations or other sources;

•	competition in the crop seed industry in China and other international markets;

•	future development of the crop seed industry in China and other international markets;

•	our plans for current staffing requirements, research and development and regional business focus;

•	our ability to successfully raise capital to accommodate growing company needs under acceptable terms or acceptable share price and at reasonable cost; and

•	adequacy of our facilities or seed production for our future operations.

We believe it is important to communicate our expectations to our shareholders. However, there may be certain events in the future that we are not able to predict with accuracy or over which we have no control. The risk factors and cautionary language discussed in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations in these forward-looking statements, including among other things:

•	changing interpretations of Generally Accepted Accounting Principles and the adoption or use of International Accounting Standards in the future;

•	outcomes of PRC and international government reviews, inquiries, investigations and related litigations;

•	continued compliance with government regulations of PRC and other governments;

•	legislative and regulatory environments, requirements or changes adversely affecting the businesses in which we and our PRC operating companies are engaged;

•	fluctuations in our customer demand;

•	management of the growth of our business and introduction of genetically modified products ;

•	timing of approval, production, and market acceptance of new products, inclusive of our genetically modified products;

•	general economic conditions in the PRC and worldwide; and

•	geopolitical events and regulatory changes.

The forward-looking statements in this Annual Report involve various risks, assumptions, and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot be certain that our expectations will materialize. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the risk factors included in this Annual Report.

This Annual Report also contains information relating to the crop seed market, which is based on various assumptions. The crop seed market may not grow at the rates we project, or at all. The failure of the markets in which we operate to grow at the projected rates may have a material adverse effect on our business and the market price of our shares. In addition, the relatively new and rapidly changing nature of the genetically modified crop seed industry subjects any projections or estimates relating to the growth prospects or future condition of our markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ based on these assumptions.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The following selected consolidated financial information was derived from our fiscal year end consolidated financial statements. The following information should be read in conjunction with those statements and Item 5, “Operating and Financial Review and Prospects.” Our summary consolidated statements of operations and comprehensive income data for the years ended September 30, 2010, 2011 and 2012 and our summary consolidated balance sheet data as of September 30, 2011 and 2012, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report. The summary statement of operations and comprehensive income data for the years ended September 30, 2008 and 2009 and the summary balance sheet data as of September 30, 2008, 2009 and 2010, set forth below are derived from our audited consolidated financial statements which are not included herein.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	For the year ended September 30,

	(in thousands, except share data)
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	USD(1)
Consolidated statement of income and comprehensive income data:
Net revenues	513,490	592,492	584,860	567,434	552,111	87,070
Cost of revenues	(404,795)	(392,842)	(353,587)	(371,591)	(387,783)	(61,155)
Gross profit	108,695	199,650	231,273	195,843	164,328	25,915
Selling and marketing	(53,203)	(55,648)	(52,227)	(56,831)	(56,437)	(8,900)
General and administrative	(73,355)	(64,833)	(78,708)	(86,748)	(77,585)	(12,236)
Research and development	(24,513)	(33,473)	(38,356)	(44,771)	(37,629)	(5,934)
Other income, net	628	1,991	2,340	5,120	3,852	608
Total operating expenses	(150,443)	(151,963)	(166,951)	(183,230)	(167,799)	(26,462)
Income (loss) from operations	(41,748)	47,687	64,322	12,613	(3,471)	(547)
Interest income	5,199	2,036	1,634	1,771	2,547	401
Interest expenses	(36,939)	(16,784)	(8,539)	(1,469)	(4,029)	(635)
Loss on repurchase of convertible notes	-	(51,101)	-	-	-	-
Equity in earnings/ gain on disposal of associated company	7,702	4,669	18,253	1,616	4,030	636
Loss on liquidation of subsidiary	-	-	-	(13,582)	-	-
Changes in the fair value of embedded derivatives	20,229	3,300	-	-	-	-
Income (loss) before income taxes	(45,557)	(10,193)	75,670	949	(923)	(145)
Income benefit (tax)	3,995	(11,732)	(9,319)	(13,730)	(1,862)	(294)
Income (loss) before non-controlling interests	(41,562)	(21,925)	66,351	(12,781)	(2,785)	(439)
Non-controlling interests	(1,724)	18,892	17,298	(10,298)	(1,351)	(213)
Net income (loss)	(43,286)	(40,817)	49,053	(23,079)	(1,434)	(226)

Income (loss) attributable to ordinary shareholders	(43,286)	(40,817)	49,053	(23,079)	(1,434)	(226)
Net income (loss) per share:
Basic	(1.88)	(1.77)	2.12	(1.00)	(0.06)	(0.01)
Diluted	(1.88)	(1.77)	2.10	(1.00)	(0.06)	(0.01)
Shares used in computation:
Basic	22,987,270	23,013,692	23,189,464	23,351,615	23,382,812	23,382,812
Diluted	22,987,270	23,013,692	23,337,265	23,351,615	23,382,812	23,382,812

	30-Sep	30-Sep	30-Sep	30-Sep	30-Sep
	2008	2009	2010	2011	2012
			(in thousands)
	RMB	RMB	RMB	RMB	RMB	USD(1)
Consolidated balance sheet data:
Cash and cash equivalents	102,263	121,255	299,672	129,942	152,789	24,095
Current working capital (2)	77,966	(33,533)	67,650	(21,753)	(46,153)	(7,280)
Total assets	894,296	824,544	935,011	818,382	975,437	153,830
Deferred revenues	34,848	18,280	23,111	19,812	23,243	3,666
Total current liabilities	487,576	546,822	596,611	532,571	605,195	95,442
Total liabilities	591,048	546,822	606,037	532,571	662,005	104,401
Non-controlling interests	39,224	51,389	57,089	26,774	52,385	8,261
Total shareholders’ equity	264,024	226,333	271,885	259,037	261,047	41,168

(1) Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the year ended September 30, 2012 and has been made at the exchange rate quoted by the closing rate by the State Administration of Foreign Exchange in China on September 30, 2012 of RMB6.3410 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

(2) Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York through December 31, 2008, and the State Administration of Foreign Exchange starting January 1, 2009 with respect to our historical financial statements relating to those time periods. The consolidated financial statements are presented in Renminbi as the reporting currency. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the closing rate by the State Administration of Foreign Exchange in China on September 30, 2012 of RMB6.3410 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate. Unless otherwise noted, for the years ended September 30, 2008, 2009, 2010, 2011 and 2012, all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB6.7899, RMB6.8290, RMB6.7011, RMB6.3549 and RMB6.3410 per US $1.00, respectively, which were the prevailing year or period end closing rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008, at which time it stopped supplying these statistics.  Starting from January 1, 2009, the source of the rates is the State Administration of Foreign Exchange in China, as the Federal Reserve Bank of New York discontinued publication of foreign exchange rates. At September 30, 2012 the closing exchange rate was RMB6.3410 for one U.S. dollar.

	Average (1)	High	Low	Period-end
2008	7.0578	7.5158	6.7800	6.7899
2009	6.8328	6.8527	6.8201	6.8262
2010	6.8120	6.8287	6.6936	6.7011
2011	6.4576	6.6349	6.3165	6.3549
2012	6.3189	6.3482	6.2787	6.3410
April 2012	6.2966	6.3072	6.2787	6.2787
May 2012	6.3062	6.3355	6.2670	6.3355
June 2012	6.3173	6.3308	6.3004	6.3249
July 2012	6.3235	6.3429	6.3112	6.3320
August 2012	6.3404	6.3495	6.3305	6.3449
September 2012	6.3395	6.3460	6.3295	6.3410
October 2012	6.3144	6.3449	6.2992	6.3002
November 2012	6.2953	6.3082	6.2852	6.2892

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the month.

B. Capitalization and indebtedness.

Not Applicable

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

Risks relating to our business

If we do not manage our ongoing growth successfully, our growth and chances for profitability may be hindered or impeded.

We continue to be a growth orientated company, with our primary focus on our corn seeds and biotechnology research and development, increased distribution penetration and winning market share and expansion into new markets. Expansion is expected to create significant demands on our corporate administrative, operational, and financial personnel and other human resources and on our cash flow needs and the requirement for additional working capital. Our current resources may not be adequate to support our planned operations and expansion. These demands and ongoing industry factors such as overproduction or government policy changes may hinder our cash flow as our profit margins and sales may be adversely affected.

We require short-term financing to fund our working capital, especially due to the seasonal nature of our business.

The nature of the agricultural seed production industry involves expenses and revenues cycles that are seasonal in nature. In the third quarter of our fiscal year, we may face costs that are in excess of our cash flow sources. The advance payments made to our seed producing farmers may exceed the amount of deposits received from our customers, the seed distributors and end users. The exact timing of these deposit payments is dependent on the Chinese lunar calendar, which varies from one calendar year to the next. As a result, we have customarily relied upon short term bridge loans to cover our expenses pending receipt of cash payment from farmers at the time of seed purchases. Although historically we have had access to sufficient financing to manage our cash flow cycles, we cannot be certain that we will be able to obtain sufficient debt financing on terms that are satisfactory to us to maintain consistent operating results given changing credit conditions worldwide and internal PRC policies. Downgrades in our credit rating, tightening of related credit facilities or financial markets or other limitations on our ability to access short-term financing would increase our interest costs and adversely affect our operating results and operations.

Because of the nature of our business, which has seasonal variation, it is likely that our future financial performance will fluctuate from period to period.

Our operating results likely will fluctuate due to a number of factors, many of which are beyond our control. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from their historical levels. Our operating results in future quarters may fall below expectations. The industry in which we operate is seasonal in nature. The sales season of corn, rice, and cotton seeds lasts from October to June; the sales season of canola seeds lasts from July to September. We generally do not have significant sales revenues from July to September, which results in cyclical changes of our cash flow and operating activities. As a result, if we are unable to generate sufficient working capital from cash flow from operations and working capital facilities, we may encounter liquidity difficulties from the period of July through September, which may harm our operations. The seasonal nature of our business causes our operating results to fluctuate from quarter to quarter. Any unexpected seasonal or other fluctuations could cause the price of our common shares to fall. As a result, you may not rely on comparisons of our quarterly operating results as an indication of our future performance.

In addition, the future achievement and growth of our profits depends on our ability to secure sufficient orders from customers coupled with securing sufficient seed production from the seed production farms. An adverse change in the seed market conditions may have material and adverse effects on our operating results if we cannot adjust our operating and marketing strategy to respond to such changes. The results of our operations may be adversely affected by reduced orders and profit margins in the event of a slowdown in market demand, constraint on the market supply, an increase in business competition, a decrease in government subsidies to farmers, increased costs, or for other reasons. As such, there is a risk that we will not be able to achieve or maintain profitability or our historical results.

Aged inventory may result in an increase of our expenses and cause operating losses.

Due to the nature of the seed industry, we normally produce seeds according to our annualized production estimate that is developed at least one year before delivery to our customers. If our production plan is too aggressive, we could produce more seeds than the market demands, resulting in aged seeds. We may decide not to sell the aged seeds as crop seed products, taking into account factors, such as the quality of the seeds and commodity pricing. In that case, the aged inventory may be sold as common feed products at greatly reduced prices. Aged inventory could result in asset impairment risk, in which case we would suffer a loss and incur an increase in our cost of revenues and a decrease in gross profit.

If we are unable to match our production to customer demand, our business, financial condition and results of operations may be adversely affected.

We normally produce seeds according to an annualized production plan based on estimated customer demand that is developed before we sell and deliver crop seeds to distributors. Chinese farmers, the end users of our crop seeds, decide to purchase our products based on market prices, economic and weather conditions and other factors that we and our distributors may not be able to fully or accurately anticipate in advance. If we fail to accurately estimate the volume and types of products sought by farmers and otherwise adequately manage production amounts, which may also be adversely affected by weather conditions, we may produce more seeds than we are able to sell, resulting in excess inventory and aged seeds. On the other hand, if we underestimate demand, we may not be able to satisfy demand for our crop seeds, and thus damage our customer relations and end-user loyalty. Our failure to estimate farmers’ future needs and to match our production to the demand of our direct customers may adversely affect our business, financial condition and results of operations. In addition, inadequate distributor liquidity could affect distributors’ ability to pay for our products and, therefore, affect our sales or our ability to collect on our receivables.

The successful development and commercialization of our biotech pipeline products will be necessary for our growth.

We conduct our own research and development efforts for genetically modified seeds, referred to as GM, and we have entered into agreements with the Chinese Academy of Science and the China Agricultural Academy of Science in the PRC working on genetic modifications and other biotechnologies that give us the right to market the seeds and technologies they develop. We are also seeking other development and marketing arrangements with other entities in China and elsewhere. There can be no assurance that these efforts will produce improved seed varieties. Commercial success frequently depends on being the first company to enter a particular market. The length of time and the risk associated with breeding and biotech pipelines are similar and interlinked because both are required as a package for commercial success in markets where biotech traits are approved for growers. Regulatory requirements affect the development of our biotech products, including the GM crop testing of seeds containing the biotech traits, which could harm our business and results of operations if regulations are not satisfied. The testing procedures can be lengthy and costly, with no guarantee of success. It could have an adverse effect on our operations if our genetically modified products are unable to pass the safety evaluation of genetically modified agricultural organisms.

There has been a worldwide increase in the development and application of genetically modified agricultural products to enhance crop seed quality and increase crop yields.  The production and commercial sale of genetically modified corn and rice seeds has not been allowed in China until only recently. Therefore, we continue to rely primarily upon traditional methods of creating crop seed hybrids to develop new seed products. As government policies change to allow more genetically modified seeds and demand develops for these products, we expect that we will produce more genetically modified products to meet customer demand to the extent we are able. There is a risk that our current steps to respond to the potential competitive threat posed by genetically modified agricultural products, including our research and development activities with respect to genetically modified crop seeds, may not enable us to compete successfully.

The potential uncertainty in the government regulation of genetic technology and genetically modified, or GM, agricultural products could have an adverse effect on our business.

We continue to undertake a transition from a conventional hybrid seed company to an agricultural biotechnology company. However, genetically modified seed products are controversial, and genetic modification has not yet been widely accepted in many countries of the world, including China. Since the Chinese government approved the commercial planting of GM cotton in 1997, the government has only recently begun to approve GM crops for commercial cultivation. The relative novelty and the potential for uncertainty in the government regulation of genetic technology could have an adverse effect on our business development strategy and hinder our ability to develop new seeds that we believe may provide us with better margins.

The government may never approve the commercialization of genetically modified corn, or it may ban commercialization and/or research of genetically modified corn, any of which would have an adverse impact on the future of the company.

With the successful approval for commercial use of genetically modified phytase corn, we continue to prepare for the commercialization of phytase corn and development of other seed biotechnology products. Even though we believe biotechnology is important in agricultural applications, we cannot predict whether or when the government will approve the full commercialization of genetically modified corn. The government may never approve the full commercialization of GM corn, and it may even ban any commercialization and/or research relating to genetically modified corn. Any of these actions would have an adverse impact on our future development, and we would not be able to recover our research and development costs spent in developing biotechnology products.

The degree of public acceptance or perceived public acceptance of our biotechnology products can affect our operations.

Although all of the genetically modified products must go through rigorous testing, some opponents of the technology consistently attempt to raise public concern about the potential for adverse effects of genetically modified seed products on human or animal health, other plants and the environment. The potential for adventitious presence of commercial biotechnology traits in conventional seed, or in the grain or products produced from conventional or organic crops, is another factor that could affect general public acceptance of these traits. Public concern can affect the timing of, and whether we are able to obtain, government approvals. Even after approvals are granted, public concern may lead to increased regulation or legislation, which could affect our business and operations, and may adversely affect sales of our products to farmers, due to their concerns about available markets for the sale of crops or other products derived from biotechnology.

The global competition in biotechnology will affect our business.

We believe we are a leader in biotechnology in China since we have been conducting our proprietary biotechnology research program for many years and built the first internal biotech research center among domestic Chinese crop seed companies. However, if and when multinational corporations engaged in the crop seed business expand into the agricultural market in China, they may have a greater portfolio of seed products and more advanced technologies than we have. Major multinational competitors have a long history in the research, commercialization of their products, sophisticated marketing capabilities and strong intellectual property estates, all of which may give them competitive advantage over us. Any of these competitive advantages could cause our existing or future products to become less competitive or outdated, and adversely affect our product acceptance in the market place and our results of operations.

We are currently dependent on licensed seed products for the majority of our revenues. If we lose the right to produce and sell licensed seeds, we will lose substantial revenues and suffer substantial losses.

A substantial portion of our revenues are derived from licensed hybrid seeds as compared to our internally developed proprietary hybrid seeds. The majority of the licensed hybrid seeds that we sell have been developed and produced under our license agreements with the Corn Research Institute Li County, Hebei Province (now Shijiazhuang Liyu Technology Development Co., Ltd.) and the Henan Agricultural University. If we are not able to develop and produce the licensed seed products, if the current license agreements are terminated, or if we are unable to renew some of these license agreements on commercially reasonable terms or at all, we will suffer a substantial loss of our product offerings and, consequently, our revenues will be substantially limited and our financial condition and results of operations may be adversely affected.

We have a relatively short operating history and are subject to the risks of any growing enterprise, any one of which could limit our growth and our product and market development.

As an expanding company and one that does not have a long operating history, it is difficult to predict how our business will develop over the long term. Accordingly, we still face all of the risks and uncertainties encountered by companies in the earlier stages of development and expansion, such as:

•	uncertain and continued market acceptance for our product extensions and our services;

•	evolving nature of the crop seed industry in the PRC, where significant consolidation may occur, leading to the formation of companies which may be better able to compete with us than is currently the case;

•	changing competitive conditions, technological advances or customer preferences could harm sales of our products or services;

•	maintaining our competitive position in the PRC and competing with Chinese and international companies, many of which have longer operating histories and greater resources than us;

•	maintaining our current licensing arrangements and entering into new ones to expand our product offerings;

•	continuing to offer commercially successful products to attract and retain a larger base of direct customers and ultimate users;

•	retaining access to the farmland we currently use for production of our products and obtaining access to additional farmland for expansion;

•	continuing our existing arrangements with production farms that grow our seed products and entering into new arrangements with additional production farms;

•	maintaining effective control of our costs and expenses; and

•	retaining our management and skilled technical staff and recruiting additional key employees.

 If we are not able to meet the challenges of building our businesses and managing our growth, the likely result will be slowed growth, lower margins, additional operational costs and lower income.

Our success depends to a large extent upon the continued service of an executive officer and key employee and recruiting other skilled persons.

The loss of the services of Dr. Gengchen Han, our Chairman of the Board, Chief Executive Officer and President, would have an adverse effect on us and our PRC operating subsidiaries, as this individual played and continues to play a significant role in developing and executing our overall business plan and maintaining customer relationships and proprietary technologies. The loss of the services of this individual would be disruptive to our business. We believe that our overall future success depends in large part upon our ability to attract and retain highly skilled managerial and marketing personnel and research and development persons. There is no assurance that we will be successful in attracting and retaining such personnel on terms acceptable to them. Inadequate personnel will limit our growth, and will be seen as a detriment to our prospects, leading potentially to a loss in value for investors.

Any diversion of management attention to matters related to acquisitions or any delays or difficulties encountered in connection with integrating acquired operations may have an adverse effect on our core business, results of operations, and/or financial condition.

We made several acquisitions involving seed and other related companies in the past and may complete other acquisitions in the future. These transactions were designed to contribute to our long-term growth. We must integrate such acquisitions into our growth strategies to generate sufficient value to justify their cost. Acquisitions also present other challenges, including geographical coordination, personnel integration and retention of key management personnel, systems integration and the unification of corporate culture. These endeavors could divert management attention from our core business or cause a temporary interruption of or loss of momentum in our business and the loss of key personnel from the acquired companies. In addition, proposed acquisitions which are not consummated will cause us to incur substantial costs, none of which are generally recoverable.

We or our licensors may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us or our licensors, may materially disrupt our business.

We cannot be certain that our licensed or self-developed proprietary seed products do not or will not infringe upon intellectual property rights held by third parties. We, or any of our licensors, may become subject to legal proceedings and claims from time to time related to the intellectual property of others. If we, or any of our licensors, are found to have violated the intellectual property rights of others, we may be required to pay damages and be enjoined from using such intellectual property, and we may incur new or additional licensing fees if we wish to continue using the infringing products, or be forced to develop or license alternative product. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.

Efforts to protect our intellectual property rights and to defend against claims can increase our costs and may not always succeed. Any failures could adversely affect our sales and results of operations or restrict our ability to conduct our business.

Intellectual property rights are important to our business. We endeavor to obtain and protect our intellectual property rights where our products are produced. However, we may be unable to obtain protection for our intellectual property. Even if protection is obtained, competitors, growers or others in the chain of commerce may raise legal challenges to our rights or illegally infringe our rights, including through means that may be difficult to prevent, detect or defend. In addition, because of the rapid pace of technological change and the confidentiality of patent applications in some jurisdictions, competitors may be issued patents from applications that were unknown to us prior to issuance. These patents could reduce the value of our commercial or pipeline products or, to the extent they cover key technologies on which we have unknowingly relied, require that we seek to obtain licenses at a financial cost to us or cease using the technology, no matter how valuable the patents may be to our business. We cannot assure you we would be able to obtain such licenses on acceptable terms. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. There is a risk that the outcome of such potential litigation may not be in our favor. Such litigation may be costly and may divert management attention as well as consume other resources which could otherwise be devoted to our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs due to lack of relevant insurance policy in China, and we would have to bear all costs arising from such litigation to the extent we are unable to recover such costs from other parties. The occurrence of any of the foregoing may harm our business, results of operations and financial condition.

Finally, implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as they are in the United States or other countries, which increases the risk that we may not be able to adequately protect our intellectual property.

Our business may not be profitable if we do not continue to identify and market products considered valuable by our customers.

To be profitable, our crop seed depends on recurring and sustained reorders by farmers in China. Reorder rates are inherently uncertain due to several factors, many of which are outside our control. These include changing customer preferences, competitive price pressures, our failure to develop acceptable new products, development of higher quality products by competitors, weather conditions and general economic conditions.

Our business focus on crop seed development and production does not permit us to spread our business risks among different businesses and, thus, a disruption in our seed production or the industry would harm us more immediately and directly.

Our crop seed business is the principal business activity of the Company. Therefore, our business opportunities, revenues and income could be more immediately and directly affected by disruptions from factors including drought and other natural disasters, epidemics, or widespread problems affecting the crop seed industry, such as limited farmer credit, payment disruptions or customer rejection of genetically modified crop seeds, among other things. If there is a disruption as described above, our revenues and income will be reduced, and our business operations may have to be scaled back.

We are dependent on revenues from our corn seed products and, therefore, our operating results could be disproportionately and negatively impacted if we are unable to sell a sufficient amount of corn seed at satisfactory margins.

Corn seed represents the principal source of revenues for the Company. For the fiscal year ended September 30, 2012, sales of our corn seed products comprised approximately 75.48% of our revenues, as compared to 73.54% for the fiscal year ended September 30, 2011. Our dependence on corn seed makes us particularly vulnerable to any negative market changes that might occur in this product line. In particular, if demand for our corn seed products generally decreases or if industry supply exceeds demand, prices will be driven downward and our margins will be negatively impacted, which would have an adverse effect on our business, results of operations and financial condition.

Failure to develop and market new products could impact the Company’s competitive position and have an adverse effect on the Company’s financial results.

The Company’s operating results are largely dependent on its ability to renew its pipeline of new seed products and services and to bring those products and services to the market. This ability could be adversely affected by difficulties or delays in product development such as the inability to identify viable new products, greater than anticipated development costs, technical difficulties, regulatory obstacles, competition, lack of demand, insufficient intellectual property protection, or lack of market acceptance of new products and services. Due to the lengthy development process, technological challenges and intense competition, there can be no assurance that any of the products the Company is currently developing, or could begin to develop in the future, will achieve substantial commercial success. Consequently, if we are not able to fund extensive research and development activities and deliver new products to the markets we serve on a timely basis, our growth and operations will be harmed. In addition, sales of the Company’s new products could cannibalize sales of some of its current products, offsetting the benefit of even a successful product introduction.

If we fail to introduce and commercialize new crop seed, we will not be able to recover research, development and cover our other costs.

We cannot guarantee the development and performance of new crop seed varieties, whether licensed or proprietary, or that they will meet our customers’ expectations. Farmers generally need time to learn about new seed varieties and how to plant and tend them. Their traditional planting experience may make it difficult for them to adapt to the new varieties. The process and timing for new seed products to gain market recognition and acceptance is long and uncertainties. If we fail to introduce and commercialize a new seed variety that meets the demand of farmers in China and to provide the proper education about them to distributors, farmers and the public, we may not be able to generate sufficient sales to cover our costs or generate a financial return on our investment.

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

We may have continuing responsibility for our discontinued agricultural chemicals business under PRC environmental regulation.

The purchase, storage, packaging and distribution of agricultural chemicals, including pesticides, are subject to various regulations, including environmental regulation and permitting requirements. The failure to operate such a business in a safe and compliant manner with the laws and regulations may result in fines, clean-up costs and liability to damaged communities and persons. Although we have discontinued our pesticides business, there may be continuing liability for its past operations. Any responsibility for the discontinued operations may have an adverse impact on our financial condition and results of operations.

We may be exposed to product quality claims, which may cause us to incur substantial legal expenses and, if determined adversely against us, may cause us to pay significant damage awards.

The performance of our seeds depends on climate, geographical areas, cultivation method, farmers’ degree of knowledge and other factors in addition to genetic traits and the quality of our seeds. Natural disasters may also affect the performance of our seeds, particularly when farmers are not able to timely and effectively respond to those disasters. Furthermore, the cultivability of some farmland is deteriorating because of toxic and hazardous materials resulting from farmers’ overuse of chemical herbicides and pesticides. These factors generally cause underproduction, but farmers may attribute underproduction to seed quality. We may be subject to legal proceedings and claims from time to time relating to our seed quality. The defense of these proceedings and claims can be both costly and time consuming and may significantly divert efforts and resources of our management personnel. An adverse determination in any such proceeding could subject us to significant liability and damage our market reputation and prevent us from achieving increased sales and market share. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase of our products.

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

Our production and distribution processes consume significant amounts of energy and raw materials, especially in connection with the transportation of our products where the costs are subject to worldwide supply and demand and other factors beyond the control of the Company. Significant variations in the cost of energy, which primarily reflect market prices for oil and raw materials, may affect the Company’s operating results from period to period though this has not been a factor. When possible, the Company purchases raw materials through negotiated long-term contracts to minimize the impact of price fluctuations. The Company has taken actions to offset the effects of higher energy and raw material costs through selling price increases, productivity improvements and cost reduction programs. Success in offsetting higher raw material costs with price increases is largely influenced by competitive and economic conditions and could vary significantly depending on the market served. If the Company is not able to fully offset the effects of higher energy and raw material costs, it could have a significant impact on the Company’s financial results.

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

We rely on producing farmers for the production of our crop seed products of which the vast majority has been operating with us for a long period of time. Although our relationship with those farmers has been stable in the past, there are no assurances that those relationships will remain stable in the future. Instability of this kind could limit the amount of seed products available to us for sale to customers and threaten customer loyalty.

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

We rely on license and technical service agreements for some of our seed products, and there is no assurance that we will be able to renew these agreements to retain access to these products.

We have multiple license agreements for designated seed products in relation to exclusive production and marketing within China. Some of the seeds we market under these arrangements have been and may in the future represent significant products for our business. Therefore, if we are not able to continue our current agreements or enter into new agreements in the future, our product offerings may be limited and our revenues adversely impacted.

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

The introduction of other animal feeds in the future may dramatically reduce the consumption of corn. In turn, it will affect our corn seed sales.

Currently, an important use of our corn seed product is as animal feed sold to farmers. The corn is either used as delivered or is mixed with other feed products and additives. Thus far, there has not been an animal feed product that can be substituted for corn, which provides the same benefits. However, in the event that other animal feed capable of supplying the same nutrients at similar or lower prices is introduced to the market, farmers may be incentivized to switch to that product partially or completely depending on the efficacy and economics. In that event, our corn seed sales may be adversely impacted, and given the predominant position of corn seed as a percentage of our total sales, our sales and financial positions could be adversely affected.

Normal operation of the Company may be disrupted due to improper handling of safety procedures in various facilities.

We engage in operating and processing activities with machinery equipment that can result in serious accidents. If our procedures are not effective, or if an accident occurs, we could be subject to liabilities arising out of personal injury or death, our operations could be interrupted and we might have to shut down or abandon affected facilities. In particular, our new Xinjiang processing facilities have commenced formal operation only recently. Workers may not be as familiar with the operation of the equipment and technicians may not be able to respond to emergencies as effectively and expeditiously as those in other established facilities, therefore increasing the likelihood of serious accidents occurring. Accidents could cause us to expend significant amounts of remediate safety issues or to repair damaged facilities.

Risks relating to our industry

The Chinese agricultural market is highly competitive and our growth and results of operations may be adversely affected if we are unable to compete effectively.

The agricultural market in China is highly fragmented, largely regional and competitive, and we expect competition to increase and intensify over time within the sector. We face significant competition in our crop seed business. Our competitors may have greater financial, research and development resources than we have. Competition may also result from consolidation or other market forces within the crop seed industry in China, the privatized crop seed producers that were operated by the local governments in China, large state-owned seed companies, and potential participation of large state owned companies in the seed industry. Our competitors may be better able to take advantage of industry consolidation and acquisition opportunities than us. The reform and restructuring of the previously state-owned seed enterprises will likely lead to the reallocation of market share in the seed industry, and our competitors may increase their market share by participating in the restructuring of the state-owned seed companies. Privatization will likely mean that these producers will need to develop more efficient and commercially viable business models in order to survive. In addition, the PRC government currently restricts foreign ownership of any domestic seed development and production business to no more than 49%. When and if such restrictions are lifted, multinational corporations engaged in the seed business may expand into the agricultural market in China. These companies have significantly greater financial, technological and other resources than us and may become our major competitors in China. With the changing industry dynamics, we could face increasing competition from existing and new seed suppliers, and from time to time, market changes could alter the supply/demand balance significantly for each selling season. If competition intensifies, our margins may be compressed by more competitive pricing in the short term and may also be compressed in the long term, and we may lose our market share and experience a negative impact on our margins, revenues and results of operations.

China’s commitments to the World Trade Organization may intensify competition.

In connection with its accession to the World Trade Organization, China made various commitments including opening its markets to foreign products, allowing foreign companies to conduct distribution businesses within China, and reducing customs duties. Although the impact of these commitments in our business segment has not been significant to date, foreign companies may begin to produce competing seeds, both non-genetically modified and genetically modified and ship their products or establish manufacturing facilities in China. Competition from foreign companies may reduce our current profit margins, and hence our business results may suffer.

 Natural or man-made disasters could damage seed production, which would cause us to suffer production losses and material reduction of revenues.

We produce our seeds using a network of producing farmers who plant the crops and harvest the seeds for use as crop seeds for the next growing season. As a result, the source of supply for our seeds is subject to all of the risks associated with any agricultural enterprise, including natural disasters such as widespread drought, flood, snowstorm, pestilence and plant diseases, and man-made disasters such as environmental contamination. Other man-made incidents may damage our products, such as arson or other acts that may adversely affect our crop seed inventory in the winter storage season. Furthermore, natural or man-made disasters may cause farmers to migrate from the farmland, which would decrease the number of end users of our products. While our use of a large number of farmers provides some protection against a widespread failure of any particular crop, the majority of our seed production farmers are located in Gansu, Sichuan, Hunan, and Xinjiang provinces, making them subject to risks that are somewhat local in nature.

We primarily rely on arrangements with farmers to produce our crop seed products. If we were unable to continue these arrangements or enter into new arrangements with other farmers, our total land acreage devoted to crop seed production would decrease and our growth would be inhibited.

We have access to over 8,000 hectares of farmland in several provinces mainly through contractual arrangements with farmers for seed production. These production agreements to produce crop seeds are typically one year in duration, covering one growing season. In the event that prices for other crops increase, these farmers may decide to farm other crops in breach of our seed production agreements with them. If we were unable to find new village collectives willing to produce crop seeds for us, our business and results of operations would be materially and adversely affected. Any of these disruptions could materially and adversely affect our supply of crop seeds and our revenues. Such disruptions could also damage distributor relationships and farmer loyalty if we cannot supply them with the quantities and varieties of seeds that they expect.

Crop seed prices and sales volumes may decrease in any given year with a corresponding reduction in sales, margins and results of operations.

Although we follow a branded product strategy to differentiate our products from our competitors, the crop seed market continues to behave largely as a commodity market in China. There could be periods of instability in the future during which commodity prices and sales volumes may fluctuate greatly. Commodity prices can be affected by general economic conditions, weather, disease and aspects of demand such as financing, competition and trade restrictions. As a result, the price that we are able to demand for our seeds is somewhat dependent on the size of the supply of our seeds in relation to total market supply and demand. The amount of revenues that we receive in any given year is subject to change. Because production decisions are made prior to the time when order volume or market price is known, it is possible that we will have too much or not enough products available, each with the attendant impact on revenues, margins and results of operations.

Prices of crop seed products in China may fluctuate due to changes in supply and demand.

The profitability of our operations is affected directly by the selling prices of our products. We benchmark the prices of our crop seed products against the prevailing domestic market prices of crop seed products of similar quality and attributes. The price of crop seed products in China may fluctuate greatly depending on the market in any giving year. If the general prices for crop seed products were to decline at a faster rate than our cost of sales or to increase at a slower rate than our cost of sales, our profit margins will decrease and our ability to generate operating results at historical levels will be adversely affected.

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

For the most part, we rely upon proven methods of creating crop seed hybrids to develop new products. While these methods are highly effective, there has been an increase in the development of genetically modified agricultural products in an effort to increase crop yields, in which we also engage. Genetic technology is controversial, and it has not been widely accepted in many countries of the world, including the PRC. However, as the ability to use genetic modification to produce seeds that are superior to or less costly than those produced by traditional methods increases, the threat of competition from this source becomes more realistic. A number of factors that are currently difficult to predict, including a shift in farmer and consumer attitudes regarding the acceptability of genetic technology, affect the extent to which this potential threat could affect our business prospects as we deploy more resources into genetically modified crop seeds.

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

Under PRC law, foreign entities are not currently permitted to own more than 49% of a seed production company. In order to address those restrictions, Origin, a non-Chinese entity that cannot directly own the shares of our PRC operating subsidiaries, namely, Beijing Origin, Changchun Origin, and Henan Origin will instead hold the right to control such shares in all respects, including voting, dividends, nomination of directors, and corporate management, through stock consignment agreements executed by the owners of the stock of these companies. In addition, if we engage in the sale of genetically modified seed products, then foreign entities are not currently permitted to own any portion of the seed production company.  Moreover, if we engage in the research and development of genetically modified seed products, then foreign entities are not currently permitted to own any of the seed production company.

There is the risk, however, that a consigning shareholder will not fulfill its obligations under the stock consignment agreement. In that event, we may need to resort to the PRC courts to have our rights under the applicable agreement enforced. Such enforcement will cause us to incur legal expenses. In addition, while a case is pending there will be uncertainty regarding our rights as to the three PRC operating subsidiaries involved. In addition, a PRC court may decide not to enforce the agreements in whole or in part. To the extent these agreements are neither observed nor enforced as intended, the PRC operating subsidiaries will not be controlled by us as intended, which will affect our enterprise value and restrict our ability to obtain the income and other rights of ownership associated with the consigned stock. It may also prevent the consolidation of our financial statements with the PRC operating subsidiaries, which would reduce the reported earnings of the consolidated companies. The uncertainty of ownership may also adversely affect the market value of our ordinary shares.

Whether or not a stock consignment agreement is terminated depends on the consensus of our Board and the consignees. Any such termination could result in a possible loss of certain rights or assets held by us without receiving fair value in return.

The stock consignment agreements relating to our control of the stock of our PRC operating subsidiaries (not including Origin Biotechnology) may be terminated after three years upon mutual agreement between us and the consignees. Three of the PRC consignees, Messrs. Han, Yuan and Yang, also serve as our officers and/or directors. These three persons own, in the aggregate, 8,488,122 shares of our ordinary stock. Holding this amount of stock will allow these officers to control or greatly influence the selection of directors and matters submitted to a vote of our shareholders, including voting to terminate the stock consignment agreements.

There are corporate protections in place designed to protect our interests, such as an independent Board of Directors, an audit committee comprised of independent directors that must approve insider transactions, a code of conduct requiring fair dealing with the Company, and the British Virgin Islands statutory provision that a disposition of more than 50% of the assets of a company must be approved by a majority of the shareholders. Moreover, if consigned stock is transferred to us as provided in the stock consignment agreements when the restrictions under PRC law are lifted, that stock will no longer be subject to the stock consignment agreements, and the termination of the stock consignment agreements would then have no effect on the ownership of that stock. However, if the stock consignment agreements are terminated, then we would lose our rights with respect to the consigned stock and the profits from the issuing corporation. Such a loss would impair the value of the Company and would reduce our ability to generate revenues.

Our senior executive officer has entered into an employment agreement with us which provides that he may be entitled to certain rights upon a change of control.

Dr. Gengchan Han, our Chairman of the Board, Chief Executive Officer and President has entered into an employment agreement which provides that he may terminate his employment with us as a result of a change of control. A change of control includes if any person other than us and/or any of our officers or directors as of the date of the employment agreement acquires our securities other than from the executive or his affiliates (in one or more transactions), having 51% or more of the total voting power of all of our securities then outstanding. If the executive terminates his employment agreement due to a change of control, we must continue to pay the executive all payments, compensation and benefits pursuant to the terms of his employment agreement upon the earlier of two years from the date of termination or through the term of the employment agreement. The employment agreement has a term of three years commencing on January 1, 2012.

Risks relating to doing business in China

If we do not comply with PRC regulations, we may not be able to operate our business or we may be fined, both of which would adversely affect our business, operations and revenues.

The PRC has many regulations relating to the seed business, including obtaining and maintaining operating licenses and permits. Seed products must be licensed and undergo a stringent review process before they may be sold in the PRC. Environmental regulation in the future may be potentially concerned with the development, growing and use of GM seed products. We believe we currently have all the necessary licenses for our business, and that we are in compliance with applicable laws and regulations. If we are not in compliance, we may be fined or lose the ability to sell a particular seed or operate our business altogether. If the fines are substantial or if our ability to sell or operate is withdrawn, this will result in additional costs or the loss of revenues and could prevent us from continuing as an operating business.

If we do not comply with applicable government regulations, we may be prohibited from continuing some or all of our operations, resulting in a reduction of growth and ultimately market share due to loss of competitive position.

Continuation of our business revenues depends on receiving approval from the PRC government to market new seed hybrids that we are developing and will develop. In addition, there may be circumstances under which the governmental approvals granted are subject to change without substantial advance notice, and it is possible that we could fail to obtain the approvals needed to expand our business. The failure to obtain or to maintain such approvals would limit the number and quality of products that we would be able to offer. This reduction in product offerings would cause a reduction in the growth previously experienced and over time would result in the loss of market share from the competitive pressures of seeds developed by others that would likely be better than our products.

The technical services agreements between Origin Biotechnology and the other five operating subsidiaries may be subject to scrutiny by the PRC tax authorities for transfer pricing adjustments.

We could face adverse tax consequences if the PRC tax authorities determine that our technical service agreements between Origin Biotechnology and the other PRC operating subsidiaries, namely, Beijing Origin, Changchun Origin, and Henan Origin, were not entered into based on arm’s length negotiations. If the PRC tax authorities determine that these agreements were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recorded by the three PRC operating subsidiaries, which could adversely affect us by:

•	increasing the PRC operating subsidiaries’ tax liability without reducing Origin Biotechnology’s tax liability, which could further result in late payment fees and other penalties to our PRC operating subsidiaries for under-paid taxes; or

•	limiting Origin Biotechnology’s ability to maintain preferential tax treatment and government financial incentives, which, if the transfer pricing adjustment is significant, could result in Origin Biotechnology failing to qualify for those preferential tax treatments and government financial incentives.

As a result, any transfer pricing adjustment could have an adverse impact on our financial condition.

Deficient railway transportation capacity in China, particularly in the Northwestern area, may result in the increase of our transportation-related costs and thus adversely affect our business

Our seed products are transported throughout China each year by railway, which we believe is currently the most cost-efficient means. Much of our production is in the Northwest region of China. We believe the Chinese rails system, and in particular the Northwest railway, may not be able to provide sufficient capacity over time, at reasonable rates. As our volume of freight increases year by year, the seed products may have to be transported by other means if the railway cannot guarantee to carry the increasingly larger volume of freight. We may experience higher rail rates or the higher transportation costs of trucking our products. In such event, the production costs will increase correspondingly with the increase in transportation costs, which may adversely affect our business.

Our business benefits from certain PRC government subsidies for the agricultural sector. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

The PRC government has in recent years reduced taxes and increased subsidies and other support across the agricultural industry. For instance, the government subsidizes farmers for their seed purchases, and has increased spending on rural infrastructure. Sales of agricultural products from producers to intermediaries or to farmers are exempt from PRC Value-Added Tax (“VAT”). The discontinuance of preferential treatments granted by the Chinese government to the seed industry, could adversely affect our earnings.

In addition, subsidy policies may have an adverse effect on our ability to market our products. Farmers can buy crop seeds designated as “high-quality” at subsidized prices, however, the designation of seeds as “high-quality” is at the discretion of the local government. It is possible that this policy could result in preferential treatment for local seed producers, with locally produced seeds being designated as “high-quality” while ours are not designated as such. If such preferential treatment were to occur, the price for our seeds to farmers in those provinces would be higher than the subsidized local seeds, and our sales in that province could suffer, which could adversely affect our results of operations.

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiaries could materially increase our tax liabilities.

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at rates of 30% and 3%, respectively. In addition, an enterprise qualified as a “high and new technology enterprise,” including agricultural companies, located in certain specified high-tech zones was entitled to a preferential state EIT rate of 15% and could enjoy an exemption from the state EIT for the first three years since its establishment and a 50% reduction of the state EIT for the succeeding three years. The qualification of a “high and new technology enterprise” was subject to an annual or biennial evaluation by the relevant government authority in China. Beijing Origin is entitled to a preferential tax rate of 15% as a new technology company. Additionally, Beijing Origin has recently received the “breed-produce-distribute” integrated crop seed license and is currently applying for more favorable tax rate.

In 2007, the National People’s Congress, enacted the Enterprise Income Tax Law, or the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the EIT Law, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the top rate of enterprise income tax to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration and will gradually transition to the uniform 25% EIT rate over a five-year transition period. In addition, the new technology enterprise qualification of our PRC subsidiaries is subject to a biennial re-assessment by the relevant PRC government authority. In the event the preferential tax treatment for our PRC subsidiaries is discontinued, the affected entity will become subject to the standard PRC enterprise income tax rate. There is no assurance that the local tax authorities will not, in the future, change their position and discontinue any of our preferential tax treatments, potentially with retroactive effect. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations, and our application for more favorable tax rate based on our “breed-produce-distribute” integrated crop seed license may not be approved.

Under China’s Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders

Under the current Enterprise Income Tax Law, or the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.  However, it is unclear how tax authorities will determine tax residency based on the facts of each case. If the PRC tax authorities determine that our British Virgin Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules dividends paid to holding companies outside of China which are “resident enterprises will be subject to a 10% withholding tax. It is possible that future guidance issued with respect to the new “resident enterprise” classification could be applied to our British Virgin Islands sub-holding company with similar consequences. Therefore, any dividends paid by our PRC subsidiaries may be subject to a 10% withholding obligation.

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

Since the late 1970’s, the PRC has been reforming its economic system and changing from a planned economy based on governmental dictates and priorities to one that uses market forces to influence deployment of economic resources, labor and capital and to determine business endeavors. We cannot predict whether or not the government will continue to encourage economic liberalization and further loosens its control over the economy and encourage private enterprise. We also cannot predict the timing or extent of future economic reforms that may be proposed. Any re-imposition of planned economy regulation or similar kinds of restrictions could reduce the freedom of private businesses to operate in a profitable manner, restrict inflows of capital or stifle investor willingness to participate in the PRC economy. To the extent we need additional capital; any restrictions on foreign ownership, foreign investment and repatriation of profits will hamper our ability to find capital outside of the PRC.

A return to profit repatriation controls may limit our ability to pay dividends and expand our business, and may reduce the attractiveness of investing in PRC business opportunities.

PRC law allows enterprises owned by foreign investors to remit to other countries their current account items, such as profits, dividends and bonuses earned in the PRC, and the remittance does not require prior approval by the State Administration of Foreign Exchange, or SAFE, upon the proper production of qualified commercial vouchers or legal documents as required by the regulations. However, dividend payments are subject to prior satisfaction of corporate and withholding tax obligations, corporate reserve requirements and board determined social benefit allocations. SAFE regulations generally require extensive documentation and reporting about other kinds of payments to be transmitted outside of China, some of which is burdensome and slows payments. If there is a return to payment restrictions and reporting, the ability of a PRC company to attract investors will be reduced.

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

Pursuant to PRC enterprise income tax law, dividends payable by a foreign-invested enterprise, or FIE, including Origin Biotechnology, from sources in the PRC to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. No such treaty currently exists with the British Virgin Islands.  Prior to 2008, dividend payments to foreign investors made by FIEs were exempt from PRC withholding tax.

Any fluctuations in exchange rates may adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Because our earnings and cash from operations are denominated in Renminbi, as the reporting currency, fluctuations in exchange rates between U.S. dollars and Renminbi will affect our balance sheet and earnings per share when stated in U.S. dollars. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate. The appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results when reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will affect the relative value of any dividend we issue which will be exchanged into U.S. dollars, the value of any U.S. dollar denominated investments we make in the future and any earnings on such investments.

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

A reversion in the Chinese government’s policy of favoring state owned enterprise including seed companies at the expanse of privately owned companies may disadvantage our competitive position in the industry.

In China, state owned enterprises including state owned seed companies typically enjoy preferential policy treatments such as more favorable access to capital, tax breaks and subsidies at various levels of governments. These treatments have created barrier of entry protecting state companies at the expense of private ones, both domestic and international. Despite the reform of the Chinese seed industry in 2008 and the anticipated market-driven industry consolidation going forward, any reversion in the Chinese government’s policy to protect state owned seed companies may again pose competitive challenges to non-state owned companies such as Origin.

Risks relating to tax matters

We may be subject to contingent tax liabilities.

On December 20, 2004, Chardan China Acquisition Corp., or Chardan, entered into a stock purchase agreement with State Harvest, and all the shareholders of State Harvest for Chardan’s acquisition of State Harvest. In connection with the acquisition, Chardan formed its wholly-owned subsidiary, Origin Agritech. On November 8, 2005, Chardan merged with and into Origin Agritech for the purpose of re-domestication out of the United States. The re-domestication merger was achieved by a one-for-one exchange of all the outstanding common stock of Chardan for ordinary common shares of Origin Agritech, and the assumption of all the rights and obligations of Chardan by Origin Agritech. Immediately after the re-domestication merger, Origin Agritech acquired all the common equity of State Harvest by the issuance of shares and payments of cash consideration to the shareholders of State Harvest or their designee. We may be subject to contingent tax liabilities in connection with the above share exchange transaction. As of September 30, 2012, such contingent tax liabilities could be within the range of RMB39.06 million to RMB64.22 million.  We do not expect to incur tax liabilities at the high end of the range based on the annual assessment.

In 2009, we reviewed the contingent tax position. On September 23, 2010, the Company filed a revised 2005 tax return to the United States Internal Revenue Service, or IRS, to modify and supplement the previously filed tax return regarding this tax liability. The IRS has not responded to the tax filing as of the date of the filing of this report. While the timeline for the IRS to question on the tax return is generally three years, this matter may take a prolonged period of time to resolve depending on the return time for IRS and the necessity, if any, of future appeals or re-evaluation.

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

Based on our understanding and current assessment, we believe that we were not a PFIC for the taxable year 2012. However, there can be no assurance that we will not be a PFIC for the taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2012 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that produce, or are held for the production of, passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations. While we will continue to examine our PFIC status, we cannot assure you that we will not be a PFIC for any future taxable year.

Risks related to our shares

Voting concentration by executive officers, directors and other of our affiliates may limit investors’ ability to influence the outcome of director elections and other matters requiring shareholder approval.

Three of our executive officer and/or directors, Messrs. Han, Yang and Yuan, together own 8,488,122 our issued and outstanding ordinary shares. These three major shareholders may maintain significant control over the outcome of some corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions. This level of ownership could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our ordinary shares or prevent shareholders from realizing a premium over the market price for their ordinary shares. In addition, if these major shareholders choose to dispose of a material portion of our ordinary shares they hold, the prevailing market price of our securities may decline.

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

The NASDAQ Marketplace Rules permit foreign private issuers to elect not to be governed by all the corporate governance rules. We have elected to avail ourselves of the exemption provided by NASDAQ, and we have elected to be governed by only the British Virgin Island laws and the terms of our memorandum and articles, which for example do not require us to hold an annual meeting each year. Consequently, investors may not have the ability to express their opinion on our business and the actions of directors through the voting process for directors. In other respects, we do follow the NASDAQ Marketplace Rules, such as having a nominations and compensation committee, but these are voluntary and may be eliminated at any time.

Leverage and debt service obligations may adversely affect our cash flows.

We currently have short-term borrowings of approximately RMB 39 million (US$6.15million) and long-term borrowings of RMB35 million (US$5.52 million).  The degree to which we are leveraged could, among other things:

•	require us to dedicate a portion of our near term cash flows from operations and other capital resources to debt service;

•	make it difficult for us to obtain necessary financing in the future for working capital, acquisitions or other purposes on favorable terms, if at all;

•	make us more vulnerable to industry downturns and competitive pressures; and

•	limit our flexibility in planning for, or reacting to changes in, our business.

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

Risk related to regulation

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

On December 20, 2004, Chardan entered into a stock purchase agreement, or the Stock Purchase Agreement, with State Harvest, a company incorporated in the British Virgin Islands on October 6, 2004, and all the shareholders of State Harvest. On February 10, 2005, Chardan formed a wholly-owned subsidiary under the laws of the British Virgin Islands, under the name “Origin Agritech Limited” to effect a stock acquisition of State Harvest. Pursuant to the terms and conditions of the Stock Purchase Agreement, Chardan merged into Origin for the purpose of re-domestication out of the United States, and immediately thereafter, Origin acquired all of the issued and outstanding stock of State Harvest, which acquisition included three controlled affiliated operating companies, namely, Beijing Origin, Changchun Origin, and Henan Origin. These three controlled operating companies are organized under the laws of the PRC.

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

On June 26, 2007, our common shares began trading on the NASDAQ Global Select Market, where they continue to be traded. Prior to trading on that market, our common shares had been listed on the Nasdaq Global Market from November 8, 2005 to June 25, 2007.

As part of our efforts to expand our operations, we have made the following investments and acquisitions:

•	on January 24, 2006, Beijing Origin and Jilin Jinong Hi-tech Limited jointly established Jilin Changrong, with Beijing Origin holding 34.77% of Jilin Changrong. On April 11, 2007, Beijing Origin acquired an additional 9.18% equity interest in Jilin Changrong for RMB22.04 million. On December 15, 2009, Beijing Origin acquired an additional 10% stake in Jilin Changrong for RMB24.00 million bringing Beijing Origin’s total direct ownership to 53.95% and our combined direct and indirect ownership to 61.66%. Jilin Changrong engages in the research, development, production, sale and distribution of hybrid corn in the northeast region of China; On July 4, 2011, Jilin Changrong was liquidated and now no longer exists as an entity. Origin will continue to hold 17.94% of the Jinong Hi-tech.

•

on January 24, 2006, Beijing Origin acquired a 52.21% controlling interest in Denong. On October 8, 2006, Beijing Origin acquired an additional 42.42% equity interest in Denong,

and together with a 2.99% equity interest acquired on December 25, 2006, with a 0.25% equity interest acquired on January 20, 2010, with a 0.71% equity interest acquired on July 1, 2012 bringing its total ownership to approximately 98.58%, for which it paid total consideration of approximately RMB94.76 million. Denong is a developer, producer and marketer of hybrid rice, cotton, corn and canola, principally in the southwest region of China.

•	On October 19, 2006, Beijing Origin acquired a 19% interest in Biocentury, a leading company engaged in GM cotton research, seed production, and marketing in China, for RMB16.7 million. After acquiring a 7% interest in 2004 and an 8% interest in 2005, Beijing Origin now holds 34% of Biocentury. On May 27, 2010, Beijing Origin divested a 34% interest in Biocentury, for RMB60.0 million.

•	On June 12, 2010, Origin Biotechnology acquired an 80% interest in Shandong Kunfeng, a company engaged in agricultural chemical production and marketing in China, for RMB14.96 million. As of April 6, 2012, Shandong Kunfeng has completed its restructuring procedures and termination of its chemical production and marketing business and became a wholly owned subsidiary.

•	In July 2011, Xinjiang Origin was established by Beijing Origin and Xinjiang Jinbo Seed ("Jinbo"), which is affiliated with the Fifth Agricultural Construction Division of the Xinjiang Production and Construction Corps. Beijing Origin holds a 51% ownership stake of the RMB100 million registered capital investment as of September 30, 2012. Xinjiang Origin will mainly engage in producing, processing, packaging, and selling high-quality seed products in China.

Our principal executive offices are located at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China, and our telephone number is (86-10) 5890-7588.

From 2005 to date, our capital expenditures consisted primarily of construction and purchase of plant and equipment. The table below sets forth the amount of our capital expenditures for the periods shown:

For the year ended September 30,	For the year ended September 30,	For the year ended September 30,	For the year ended September 30,	For the year ended September 30,
2009	2010	2011	2012	2012
RMB	RMB	RMB	RMB	USD
18.80 million	15.84 million	56.33 million	104.21 million	16.44 million

B. Business overview.

Overview

Origin Agritech Limited, along with its subsidiaries, is a leading agricultural biotechnology company serving China. We specialize in crop seed breeding, genetic improvement, and the production, processing, distribution of seeds as well as related technical services. Staffed by 656 employees as of September 30, 2012, Origin operates 10 breeding stations, 8 production and processing centers, and 13 marketing centers nationwide with sales centers located in key crop-planting regions.

We built China’s first in-house agricultural biotechnology research center in 2005 and have been leading the development of biotechnology among crop seed companies in China since then. In 2009, the Company’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China’s Ministry of Agriculture. Over many years of proprietary development and collaboration with leading research institutes, Origin has established a robust seed product and germplasm pipeline, including products with glyphosate tolerance and pest resistance (Bt) traits.

The Company’s main products include hybrid varieties of corn, rice and canola seeds, which represented 95% of our sales in fiscal year 2012. Hybrid corn seeds remain our strongest product line, generating 75% of our sales in fiscal year 2012, compared with 74% and 73% in fiscal year 2011 and 2010, respectively. Our focus remains on the production of high-quality seed products, whether proprietary or licensed. In fiscal year 2012, revenues resulting from proprietary hybrid seeds comprised 44.75% of total revenues, compared with 41.73% and 41.49% in fiscal years 2011 and 2010, respectively.

We employ 180 production personnel and maintain seed conditioning plants in 8 production centers nationwide. Our main production facilities are located in Gansu province and Xinjiang province. Our Xinjiang Origin facility started trial production in September 2012 and has successfully produced approximately 12,000 metric tons of corn seed from 30,000 mu (unit of area equivalent to 0.164 of an acre) cornfield during the 2012 harvest season.

We have established a nationwide distribution network with 13 marketing centers, 176 employees in key crop-planting regions, and access to over 2,800 first-level direct distributors and over 80,000 second-level distributors and retailers. The retailers sell to farmers, who are the end-users of our seed products. This distribution network covers most of China, and allows us to effectively provide our branded products and technical support to approximately 200 million farmers.

We believe that we are the leading, technology-focused crop seed company serving China. We have sought to broaden our usage and penetration of our latest plant breeding techniques, modern biotechnology, and innovative information and research management to develop and deliver high-yield seeds to the Chinese farming customer base. Our goal is to lead the industry by providing farmers with unique enabling technology and services, producing and protecting higher crop yields. Our activities include the specialization in the research and development, production, and sales and marketing of crop seeds (corn, rice, cotton, and canola) throughout the PRC. We have pursued genetically modified research. In November 2009, our genetically modified phytase corn received notification of the Bio-Safety Certificate from PRC’s Ministry of Agriculture. This was the world’s first genetically modified phytase corn and also the first genetically modified corn seed product in China. We are also actively pursuing the approval of other GM seed products including glyphosate resistant corn and bacillus thuringiensis, or BT, Corn. Our focus remains in the production of high-quality seed products, whether proprietary or licensed.

During the last several years, we have continued to develop our established plant genetic engineering technology platforms, including transforming herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. Of note, we made significant strides in developing our exclusive insect resistance and phytase products, respectively.  In November 2009, our genetically modified phytase corn received the Bio-Safety Certificate from PRC’S Ministry of Agriculture. We seek to utilize modern biotechnology in China more effectively and hope to further expand our product distribution beyond China in the future.

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

Our business model draws from existing and new technologies by utilizing both conventional breeding and advances in biotechnology. We aim to build upon our current hybrid base where we have accumulated parental seeds with advantageous traits optimized to local soil conditions. We have approximately over 100 total products, both licensed and proprietary, in the market. We began to develop our own proprietary hybrid seed varieties in 1998, and, as of September 2012, we had 26 proprietary corn seed products, 19 proprietary rice seed products, 7 proprietary cotton seed products and 1 proprietary canola seed products that are in commercial production and distribution.

Over the past year, the number of corn, cotton, rice and canola varieties we have sold (both licensed and proprietary) has increased slightly. The following table illustrates the change in the number of seed varieties we sold over the past four years.

Varieties of Seed Products:

Year	Varieties of Seed Products
	Corn	Cotton	Rice	Canola	Total
2009	46	13	53	7	119
2010	45	10	55	7	117
2011	45	12	57	11	125
2012	47	12	59	13	131

 The following table illustrates the total revenues for each of our seed varieties:

Year	Revenues*
	Corn	Cotton	Rice	Canola
	RMB	RMB	RMB	RMB
Year ended September 30, 2009	414,625,462	9,917,053	125,134,572	42,747,377
Year ended September 30, 2010	428,863,503	11,996,313	84,211,605	38,515,030
Year ended September 30, 2011	419,467,551	18,899,783	91,778,481	16,833,211
Year ended September 30, 2012	416,728,491	7,261,512	88,138,728	19,935,031

* Substantially all of our revenues are derived from sales in China.

Research and Development

Developments in the science of genetics have allowed seed producers to create entirely new species of corn, rice and cotton, rather than merely new varieties of existing species. Compared with conventional varieties, the obvious advantages of these new species, known as GM varieties, are higher yield, better quality and increased disease-resistance and herbicide tolerance. Farmers plant GM varieties to save time and cost, while also reducing field labor. GM corn, soybean and cotton have been widely used in the United States and many other countries to guard against insect damage and to increase yield. Since receiving the Chinese government approval in 1997, cotton that has been genetically modified to guard against damage from borer insects is now widely planted and accepted in China. The Chinese market has widely accepted GM cotton and the PRC Ministry of Agriculture has approved GM corn and rice traits. We believe that GM food crop seeds will be approved by the PRC government for production and sale and will be accepted in the Chinese market over time.

Utilizing our existing hybrid seed product line, we seek to further increase crop yield and produce higher quality seeds with the addition of GM traits. We commenced our own biotechnology research program in 2000 with a goal of having technology in place to produce GM products when demand for these products is sufficiently high. In 2005, we built an internal research and development center in China for GM crop seeds, which we believe was the first such facility to be utilized by a Chinese crop seed company. We have been successful in marketing genetically modified BT cotton varieties in China and plan to continue to develop other new seed varieties. Our key focus remains on biotechnology which has accelerated significantly. We currently employ people who are primarily engaged in genetic transformation, molecular biomarker testing and genetic mapping activities. Our development efforts go beyond our internal biotechnology center, as this unit serves as a central hub to connect with other research facilities throughout China. We are collaborating with the Chinese Academy of Sciences, Peking University and China Academy of Agriculture Science in the field of biotechnology. These co-operations help enhance our research capabilities and will help enable us to develop and commercialize our products. We have established several plant genetic engineering technology platforms, which incorporate increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. The GM traits and products we are working on now include increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance in corn. We also developed phytase GM corn, the first genetically modified corn seed product in China. Notwithstanding our obtaining the Bio-Safety Certificate from the Chinese government, there can be no assurance that GM products generally will be approved in China, and we expect that the introduction and acceptance of GM products will be cautious.

In addition to biotechnology, our internal research and development also invests considerable effort in the conventional breeding of hybrid crop seed and we currently have 10 breeding stations across the country. For our total research and development activities, we employed 137 full time research personnel in this area as of September 30, 2012. In order to maintain our position as a quality producer of advanced products and develop new seed products through our biotechnology programs, we have targeted to invest ~ 8% of our revenue into research and development activities. The table below shows the amount we have spent on research and development for the following periods, as an absolute monetary amount.

For the year ended		For the year ended		For the year ended		For the year
September 30,		September 30,		September 30,		ended September 30

2009		2010		2011		2012
RMB	33,473,117	RMB	38,355,325	RMB	44,771,289	RMB	37,628,913
(US$	4,901,613)	(US$	5,723,825)	(US$	7,045,160)	(US$	5,934,224)

The company has received government funding for research and development activities. Such funding was received in the fiscal years of 2010, 2011 and 2012 in the amounts of RMB1,362, RMB nil and RMB 1,550, respectively. These amounts are included in the research and development expenditures above.

Commercial Production

We produce most of our hybrid seeds by contracting with local farmers in China to whom we provide parental seeds and technical support. Currently, we have 180 production personnel and seed conditioning plants located in Gansu, Jilin, Henan, Sichuan, Hunan, Jiangxi, Inner Mongolia provinces as well as Beijing, with our main production facilities in Gansu province. We also started seed production in the new plant of Xinjiang Origin in Xinjiang province. These production centers work to supply these parental seeds to our producer-farmers, who plant, grow and harvest the hybrid to produce seeds for us. This network of local farmers who produce our seeds is an important element of our strategy to produce an increasing number of products with consistent quality. We are the first Chinese seed company to obtain the ISO9001-2000 certification by the China Certification Center for Quality Mark. With a strict seed quality control system, we have sufficient processing capability and advanced equipment to allow us to operate efficiently and maintain a high quality of seed products. By employing these practices, we have achieved product quality on par with that of our foreign competitors and that is consistently well received by our customers.

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

National Marketing and Distribution

We have our own sales organization consisting of 176 employees who oversee all aspects of our distribution and retail sale network and promote our sales within the distribution chain. In addition, these individuals provide high-level technical service to our end customers.

We have established a nationwide distribution network consisting of over 2,800 first-level direct distributors and over 80,000 second-level distributors and retailers, who receive our products through first level dealers. The retailers sell them to farmers who are our end consumers. This distribution network covers almost all the provinces and regions of the PRC and allows us to effectively distribute to approximately 200 million farms throughout China.

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

Distributors that place orders and make deposits on orders for sales to be made the following year at least two months prior to delivery are generally offered a discount. At the end of the annual sales season, we set a discounted final sales price. The discounted final sales price results from the fact that the PRC government sets the price for agricultural commodities after we have sold our seeds to distributors. Seed prices fluctuate with agricultural commodity prices. This correlation is particularly strong for seeds that can be consumed as food and grown as seeds, such as corn. For example, if the price for corn for consumption increases, the price for corn seeds will increase as well. Once the PRC government has set the price for agricultural commodities, we negotiate with distributors the final price for our seeds which reflects the price the distributors sold our seeds to farmers and includes any season discount we may offer to such distributors. If the final price is lower than the preliminary price previously offered by us, we will return the difference to our distributors. Although the final price could technically be higher than the preliminary price, we have never experienced such a result. As a result of our discount policy, we cannot set the final price of our seeds to distributors prior to the end of their selling season to farmers. Selling seasons vary among distributors from region to region and from year to year, and generally start in October and end in June of the following year for most of our products. We deliver our products and receive payments on a relatively predictable schedule. First, we request and generally receive a cash deposit, followed by a further pre-payment of the expected sales price. Then, we deliver products to our customers and receive confirmation of delivery. Finally, we set the final sales price of our delivered products to a customer based on the total volume of product delivered to that customer.

The specific terms of the distributor agreements vary depending on negotiations and the nature of the distributor and its prospective territory. There usually is an initial payment made by the distributors to the Company for the distribution right which is applied in whole or in part to future orders, depending upon compliance with the terms of the agreement. The agreement also delineates pricing adherence requirements and permissible discounting sales, territory, ordering and supply obligations, returns, market support and other regular business terms and dispute resolution provisions. No one distributor accounts for more than 1.5% of our sales.

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

We publish a seasonal newspaper, “Technology and Service,” reaching up to thirty million farmers, which addresses technical issues, shares success stories and further promotes the Origin brand. Origin maintains a database of over 15,000,000 farmers to track buying habits and contact information.

Product and technical service brochures are provided throughout the distribution network and have proved to be a valuable tool in promoting the sale of our crop seed products and the recognition of the Origin brand. Our slogan, “When buying seed, quality is paramount — trust Origin,” appears on all promotional material, helping to build the brand in all the local markets.

Five years ago, three of our rice hybrids were approved to be sold in Vietnam. The approval process in Vietnam takes two years. We began exporting products across the border at the end of year 2007 in small quantities. As Vietnam shares a border with China, we are able to use standard transportation, such as trucks, and deliver our products to selected distributors though an agent. We are also currently exploring sales channels to other countries in Southeast Asia and the Middle East and we will continue to expand the market in Vietnam.

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

We currently have four Chinese patents registered with the State Intellectual Property Office (“SIPO”) of China. One of the patents relating to the method of producing hybrid corn seed is jointly owned by Henan Agriculture University and Beijing Origin. Also, we have applied for six additional patents, and the applications have been accepted and are now being reviewed by SIPO.

In addition, we currently have one hundred and eight Chinese trademarks registered with the Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”), including seventy-five trademarks owned by Origin Kunfeng. Also, we have applied for twelve additional trademarks, and the applications have been accepted and are now being reviewed by the Trademark Office of China’s SAIC.

As of September 2012, we had 26 proprietary corn seed products, 19 proprietary rice seed products, 7 proprietary cotton seed products and 1 proprietary canola seed product that are in commercial production and distribution. Although representing only a minority of our revenues historically, we expect that an increasing portion of our revenues in future years will be derived from our proprietary seeds as opposed to seeds produced under licenses from third parties.

Licensed Seed Products

In addition to the development of our own proprietary seeds, we have licenses to distribute seeds developed by independent research and development institutions which have no commercialization ability or distribution channels of their own. Currently, we have licenses to distribute twenty one varieties of corn seed, five varieties of cotton seed, nineteen varieties of rice seed and one variety of canola seed. Although substantially all of our historical revenues were derived from the sale of licensed hybrid seeds, the impact of our proprietary seeds has increased in recent years. In fiscal year 2009,2010 and 2011, approximately 58.22%, 58.51% and 58.27%, respectively of our revenues resulted from sales of licensed seeds, while in fiscal year 2012, that figure had decreased to 55.25%.

Under a typical license agreement, one of our PRC Operating Companies will obtain a license for a designated product for exclusive production and marketing within China. The license fees vary in their method of determination, but generally they are either a percentage of revenues from the sale of the variety or a flat fee arrangement. None of our license agreements results in a payment in excess of 1.5% of our revenues. Beijing Origin has these types of agreements with China Academy of Sciences Microbiology Institute, Shijiazhuang Liyu Technology Development Co., Ltd.(Liyu) in Hebei Province, Henan Puyang Agricultural Academy, Tieling Agricultural Academy, Liaoning Benxi Agricultural Academy, Sichuang Agricultural Academy, Corn Research Institution of Beijing Agricultural Forestry Academy, Huafeng Seed Limited, Liaocheng Huafeng Corn Breeding Research Institution, Food Corn Research Institution of Yunnan Agricultural Academy, Henan Agriculture University, Hubei Province Shiyan Agricultural Sciences Institute, Shandong Cotton Research Center, China Rice Research Institution, among others. These agreements generally have no fixed term or termination date. The agreements may be terminated for breach by either party. We may terminate the agreements at any time, in effect, by not producing seeds there under, without penalty.

We have joint development agreements with Liyu under which we and Liyu are coordinating to develop several varieties of corn seeds. Under these development agreements, we have developed and produced seven varieties of corn seeds, which together have represented a substantial amount of sales in each fiscal year since 2005 as illustrated in the following chart for the three fiscal years ended September 30, 2010, 2011 and 2012:

Varieties of
Corn Seeds	2010 Sales	2011 Sales	2012 Sales
LinAo1	3.96%	4.41%	3.71%
AoYu 17	0.82%	0.90%	0.64%
Liyu 16	14.76%	16.81%	22.07%
Liyu 26	0.57%	0.38%	0.26%
Liyu 35	10.58%	12.81%	17.15%
Liyu 37	0.00%	0.38%	4.23%
Total	30.69%	35.69%	48.06%

We have exclusive rights to produce and market the seeds developed under the agreements until the agreements are terminated. Liyu has agreed that it will not develop any derivative hybrids from these seeds. Moreover, Liyu will pay the government fees to protect our exclusive rights. The agreement has no termination date, hence it continues until both parties jointly agree to terminate or either party breaches the agreement.

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

.

With regards to the licensed GM varieties, we have entered into a strategic cooperation agreement with the China Academy of Agriculture Science, or CAAS, to work on biotechnology research and development. That agreement gives us the right to produce and sell the GM crop varieties that are developed in connection with this arrangement, subject to our obligation to reimburse certain of CAAS’ expenses.

Except what was discussed immediately above, no other licensed seed product represented more than 10% of our sales in the fiscal years ended September 30, 2010, 2011, and 2012. In addition, except as disclosed above, no one licensor is responsible for a seed product or group of seed products that represents more than 1.5% of our revenues during the same periods.

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

Improved seed products have been generally available in China through large multinational suppliers, the largest being Pioneer Hi-Bred International, Inc., or Pioneer, Monsanto Company, or Monsanto, and Syngenta AG, or Syngenta, each of which established operations in China more than a decade ago. Their products, however, are limited to those developed through traditional plant and seed selection.

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

The average lifespan of a typical product in our industry is five to seven years. After this period, the product begins to lose potency and develops material genetic weaknesses that make the product significantly less attractive in the marketplace. New hybrids are approved every year and the speed at which technology changes is partially driven by the amount of high quality hybrids produced in the local region for the local seed type. One product may dominate a particular region for a three to five year time period, and then the dominance may shift depending on the available seeds for the local soil types.

Competition

We face competition at three primary levels, including large Chinese companies, small local seed companies, and large multinational hybrid and GM seed producers. Currently, we believe that we can compete effectively with each of these competitors and that we can continue to do so in the future. Each of these groups of competitors is discussed in turn below.

Larger Domestic Seed Companies.

While there are six seed companies that control approximately 25% of the corn seed market of China, we believe we may possess the most competitive technology base, including the capability to develop and commercialize genetically modified seeds. However, there is little public information in this regard, and as a result other companies’ internal research pipelines remain unclear. Much of the genetically-modified product research remains at the academic level. The majority of the largest crop seed companies have been in existence for considerably longer periods of time than we have, and though they have sophisticated breeding techniques, are somewhat entrenched in their ways. Some of these larger entities are evolved state owned enterprises and some stayed as state-owned entities. We compete within this group on the basis of our consistent product quality, brand identity, customer and technical support, enforcement of our intellectual property rights and a pipeline of proprietary products.

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

Multinational Seed Companies.

At the opposite end of the competitive spectrum from the local seed companies are the large multinational companies, including Pioneer, Monsanto and Syngenta. These companies present a formidable competitive threat because of their financial resources, the high quality of their seed products, and biotechnological capabilities. However, the unique aspects of the Chinese crop seed market, which distinguish it from the market in Western countries, have proven a significant hurdle for market success for these very large companies, even though they have come to the market through joint ventures formed with existing Chinese seed companies.

The principal difference between the Chinese and Western seed markets is that in China a large number of low volume sales are made to local farmers, while in the West, relatively few sales of very large volumes make up the majority of product sales. As a result, success in the Chinese seed market depends on marketing and distributing effectively to a very large number of small customers. Relatively few Chinese companies have achieved any degree of success in doing so, and the international competitors only have limited success after many years of trying and heavy investment.

These multinationals rely heavily on GM seed products in oversea markets. Our market research indicates that most of the superior products that the multinationals have to offer are genetically modified. GM seed products have only begun to be accepted in China, and the extent of this acceptance is not yet determinable. To date, phytase corn and Bt Rice are the only genetically modified major food crop seed products that have received approval for sale in China. The limited GM seed approval therefore currently limits their competitive advantage.

Should GM seed products become approved by the government on a larger scale and begin to gain broader acceptance in the market, as we expect they will in the future, the large biotech companies would become more serious competitors. However, they will also continue to face numerous obstacles in competing with us, including the significant lead time associated with obtaining approval of a new seed (usually at least six years) and the need to establish effective sales, marketing and distribution networks to manage the large volume of small purchases that is characteristic of the Chinese market.

Government Regulation

We operate our business mainly in China under a legal regime that consists, at the national level, of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:

•	Ministry of Agriculture and its local authorities;

•	Ministry of Commerce and its local authorities;

•	State Administration of Foreign Exchange and its local authorities;

•	State Administration of Industry and Commence and its local authorities;

•	State Environmental Protection Administration; and

•	State Administration of Taxation, and the Local Taxation Bureau.

The following sets forth a summary of the significant regulations or requirements that affect our business activities in China and our shareholders’ right to receive dividends and other distributions from us.

Seed Law and Other Relevant Regulations

Participation in the crop seed business is a highly regulated activity in the PRC. In July 2000, China enacted its Seed Law, which became effective on December 1, 2000. The Seed Law was revised in August 2004. The Seed Law sets forth provisions concerning the development, government approval, production, and distribution of crop seeds. Various provinces have enacted regulations to implement the Seed Law. In September 2011, the Ministry of Agriculture published and implemented the Administrative Measures on Production and Business Operation Permission of Crop Seeds.

Under the Seed Law and the new adopted administrative measures, for a company to engage in the seed business, it must obtain two licenses. One is the production license, which is issued at the provincial level, entitling the holder to engage in seed production in that province. The production license specifies the types of seeds that may be produced, the location of the production of the seeds, and the term of the production license. The second is a license to distribute seeds. Generally, a distribution license is issued by the government at the county level or above. A seed company must obtain a provincial-level license to distribute major crop seeds in that province. In addition, a national level license is necessary for a seed company to distribute seeds nationwide. Among other standards, the amount of the licensee’s registered capital determines if the distribution license is issued at the national or local level and the new adopted administrative measures have increased the registered capital requirements significantly.

•	to obtain a national distribution license, the licensee must have a registered capital of at least RMB100 million. More importantly, the new adopted administrative measures now requires the licensee to meet various qualitative and quantitative measures to prove the capability of vertically integrated operations of crop seed breeding, established seed production base, and well-organized distribution and service system.

•	to obtain a provincial license to distribute hybrid seed varieties, the licensee must have a registered capital of at least RMB30 million; and

•	to obtain a provincial license to distribute non-hybrid seed varieties, the licensee must have a registered capital of at least RMB5 million.

A separate license is required to import and export seeds. To obtain this license, the applicant must have a minimum registered capital of RMB30 million.

In September 2012, MOA issued the first batch of Breed-Produce-Distribute Vertically-Integrated Crop Seed Distribution License (BPDVI License) based on the new administrative measures. Beijing Origin was one of the first 32 crop seed companies that received the BPDVI License.

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

The ability to process an application for approval is an important element of success, especially in view of the long timeframe associated with obtaining approval after the seed has been developed. Failures and delays in getting the approvals on a timely basis can seriously disrupt the planning that is critical to successful commercial production. A minimum of six years - three to obtain approval and three to develop the first crop of seed for commercial distribution - is required to bring a seed to the market after it has been developed. Because of our extensive network of seed-producing farmers, we have consistently been able to bring new products to the market within a short period of time. Other seed companies often take an additional season or more to bring an approved product to the market. This loss of an entire growing season can be a significant disadvantage for other companies.

Genetically Modified Organisms Safety Regulations

GM products continue to be controversial in China, and, to date, very few have been approved. There are public concerns regarding the potential for adverse effects of GM products on human health. In May 2001, the State Council of China enacted the Agricultural Genetically Modified Organisms Safety Regulation. The Ministry of Agriculture enacted the Agricultural Genetically Modified Organisms Safety Assessment Approach which became effective in July 1996 and was revised in March 2002. These enactments set forth provisions concerning the classification, testing, safety evaluation and identification of GM crop seeds.

Considering the degree of risk faced by humans, animals, plants, micro-organisms and the ecological environment, agricultural genetically modified organisms are divided into the following four levels:

Safety level I: no danger;

Safety level II: low danger;

Safety level III: moderately dangerous;

Safety level IV: highly dangerous.

Agricultural genetically modified organisms testing generally goes through three stages including an intermediate test, environmental release and production test. When finished with the production test, a company can apply for the Safety Certificate of agricultural genetically modified organisms.

Due to the fact that we are engaged in the GM seed business in China, we must comply with the Seed Law as well as the GM regulations described above.

Foreign Ownership Restrictions

Currently, China restricts foreign ownership of businesses in the seed industry. Foreign Invested Enterprise (FIEs) engaged in the breeding of new varieties, development, production, marketing, distribution and sale of food crop seeds is limited to 49% pursuant to the Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry (effective on September 8, 1997) and The Foreign Investment Industrial Guidance Catalogue (effective on December 1, 2007).

In addition to restrictions in the conventional seed business, China forbids FIEs from engaging in the development and production of genetically modified corn seed pursuant to the Foreign Investment Industrial Guidance Catalogue distributed by Ministry of Commence of China in 2007. Furthermore, FIEs need to obtain government approvals to engage in the breeding of GM research and testing pursuant to the Agricultural Genetically Modified Organisms Safety Regulation.

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

Dividend Distribution

Under PRC law, FIEs in China, including Origin Agritech may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as cash dividends. The Board of Directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds which may not be distributed to equity owners except in the event of liquidation. The amount set aside as of September 30, 2011 and 2012 were RMB24,789 and RMB24,789 respectively. We are currently in compliance with all applicable PRC laws and regulations relating to our business.

C. Organizational structure.

Origin Agritech is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC Operating Companies. The following diagram illustrates our current organizational structure:

(1)	We do not have any ownership interest in Beijing Origin, Henan Origin, Changchun Origin, Denong, Linze Origin and Xinjiang Origin. Through State Harvest, we have entered into a series of stock consignment agreements with their respective shareholders. Gengchen Han (our Chairman and Chief Executive Officer), Liang Yuan (Director), and Yasheng Yang (Vice Chairman of the Board), currently own 34.4%, 25.8%, and 28.68% of Beijing Origin, respectively.

The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest:

	Place of incorporation	Percentage
Name	(or establishment)/operation	of ownership

State Harvest	British Virgin Islands	100% owned by Origin

Origin Biotechnology	Haidian District, Beijing, PRC	100% owned by State Harvest

Beijing Origin	Haidian District, Beijing, PRC	97.96% controlled by State Harvest

Henan Origin	Zhengzhou, Henan Province, PRC	92.04% owned by Beijing Origin

Changchun Origin	Changchun, Jilin Province, PRC	99.83% owned by Beijing Origin

Denong	Chengdu, Sichuan Province, PRC	98.58% owned by Beijing Origin

Linze Origin	Linze, Gansu Province, PRC	100% owned by Beijing Origin

Shandong Kunfeng	Jinan, Shandong Province, PRC	100% owned by Beijing Biotechnology

Xinjiang Origin	Jinbo City, Xinjiang Province, PRC	51% owned by Beijing Origin

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

To gain control over the PRC Operating Companies (other than Origin Biotechnology, which is not subject to the 49% ownership restriction and which State Harvest entirely owns), State Harvest entered into a series of stock consignment agreements with shareholders of those companies or, in the case of Denong and Jilin Changrong, with Beijing Origin, the parent of those entities. These agreements consign to State Harvest or Beijing Origin all of the rights of ownership of the shares involved other than legal title, effectively transferring the control of the shares subject to the agreements to State Harvest. Those rights include the right to manage in all respects the shares held in title by the shareholders that are parties to them, including all shareholder rights to call meetings of shareholders, to submit shareholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a shareholder in respect of the shares consigned. More specifically, the consignment agreements include giving the right to select, replace and increase the number of the directors and supervisors, recommend new directors and supervisory personnel and to exercise management rights, controlling rights and decision-making power over the shares of the subject company. Additionally, the shares of the PRC operating companies are pledged. As of July 4, 2011, Jilin Changrong was liquidated and now no longer exists as an entity.

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

The importance of the stock consignment agreements is that, under U.S. GAAP, the consignee corporation may consolidate the financial reporting of those PRC Operating Companies whose shares are subject to stock consignment agreements in the manner of wholly and majority owned subsidiaries and enjoy the economic benefits of such subsidiaries. Each stock consignment agreement is subject to enforceability and other limitations of the laws and rules of PRC. The consignee may not transfer the consignment agreement, except as permitted by PRC law. However, we may transfer our interest in the intermediate consignee corporation without limitation. If there is non-performance by the shareholder or some or all of an agreement is unenforceable, we and the consignee may lose the benefits of the agreements and suffer severe economic loss as a result. No assurance can be given that the consignee will be able to enforce its rights vis-à-vis the consigning shareholders in the courts of the PRC, and we are not aware of any cases where these types of stock consignment agreements have been interpreted by PRC courts.

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

The following is a table of the parties to the consignment agreements:

PRC Operating Company	Consigning Owner	% of Shares Consigned
Beijing Origin	Gengchen Han	34.4%
	Yasheng Yang	28.68%
	Liang Yuan	25.8%
	Yuping Zhao	3.99%
	Weidong Zhang	3.13%
	Weicheng Chen	1.96%
		97.96%
Changchun Origin	Beijing Origin	99.0%
	Gengchen Han	1.0%
		100.0%
Henan Origin	Beijing Origin	90.0%
	Yingli Zhang	4.08%
	Yasheng Yang	3.88%
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

D. Property, plant and equipment.

Our principal executive offices are located in the Changping District in Beijing where we own approximately 10,320 square meters of office space, and the right to use approximately 19,250 square meters of land. The land use right, and the property, plant, and equipment of our headquarters in Beijing currently secure a loan of RMB 5 million. This loan was extended by China Construction Bank.

We own or lease manufacturing facilities, laboratories, seed production and other agricultural facilities, office space, warehouses, research stations and breeding centers in Gansu, Henan, Liaoning, Jilin, Inner Mongolia, Yunnan, Jiangsu, Shanxi, Sichuan, Hainan, Hubei, Anhui, Hunan, Jiangxi and Xinjiang provinces, and in the Tongzhou District of Beijing. These facilities include approximately 457,000 square meters of land, including additional 200,000 square meters of land in Bole, Xinjiang Province, and approximately 22,500 square meters of office. The leased facilities are rented at regular commercial rates, and management believes other facilities are available at competitive rates should it be required to change locations or add facilities.

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

A. Operating Results.

Fiscal Year 2012 Major Corporate Events

Changes in Management Team and Board of Directors

The Company has made several major changes in its management and the Board of Directors during the fiscal year 2012. Dr. Gengchen Han, the founder and Chairman of Origin returned to the Company as CEO and President at the end of FY2011. Dr. Han has more than 20 years of experience in research and development of hybrid seed products, particularly corn seed. After receiving his PhD in Plant Breeding and Cytogenics from Iowa State University, Dr Han worked for the International Maize and Wheat Improvement Center, in Mexico and Pioneer Hi-bred International, now a wholly-owned subsidiary of Dupont, before founding Origin in 1997. For the first time in several years, the Company filled the Chief Financial Officer position by hiring Dr. James Chen, who joined Origin in January, 2012. Dr. Chen brings extensive experiences in both the financial industry and global chemical industry after working in Abu Dhabi Investment Authority, BB & T Capital Market, Celanese and Univation Technologies, a joint venture of ExxonMobil and Dow Chemical.

In January, 2012, the Company also recruited and appointed Mr. Larry Kenneth Cordell as a new independent board member and the chairman of the Audit Committee. Mr. Cordell is well qualified as the Audit Committee chairman with his financial and corporate governance expertise from his activities as a chief executive officer and senior executive positions of various companies and his consulting activities in the areas of accounting, corporate finance, capital formation and corporate financial analysis. Mr. Cordell served as Chairman, President and CEO at UAP Holdings (“UAPH”) when the company was acquired by Agrium Inc. through a tender offer in May, 2008. Prior to its acquisition, UAPH was the largest independent distributor of agricultural inputs and professional non-crop products in the United States and Canada. Mr. Cordell currently serves as Chief Executive Officer of Pinnacle Agriculture Distribution, a privately held crop input distributor in the United States. He also holds Board of Director positions with Momentive Performance Material Holdings and Taminco, both of which are privately held specialty chemical manufacturers

Corporate Restructuring

During fiscal year 2012, we initiated a cooperate-wide restructuring program, which involved restructuring of our business strategy and product lines, revamping of the organization structure and redefining of roles and positions for each employee across our organization. We streamlined our organization structure to improve operational efficiency and performance accountability. With the restructuring program, we refocused our efforts on our core competences in the corn, rice and canola businesses and exited unprofitable cotton and agricultural chemical businesses.

In an effort to improve productivity, we are strengthening our human resource management. At the end of the fiscal year 2012, all employee positions were redefined with new compensation structures. While recruiting high-quality employees to newly defined positions, we were able to reduce the overall headcounts across the organization. The total headcount was reduced by 26% from 888 employees as of September 30, 2011 to 656 employees (excluding 57 employees of Xinjiang Origin) at the end of September, 2012. Our headquarters employee number was reduced from 90 as of September 30, 2011 to 52 at of the end of September 2012.

To improve our technology development, we created a business division to, centralize the activities for the technologies of corn seed development as well as the production of parental lines. While the Breeding Division is involved in the research and development of conventional crop seeds, our Biotech Research Center continues to focus on next-generation crop technologies. Despite the reduction of our overall headcount, the total number of R&D-related employees has increased to 137 at the end of September 2012.

Breed-Produce-Distribute Vertically-Integrated Crop Seed License (BPDVI License)

Beijing Origin received its renewed crop seed license in September 2012 based on the new government regulation for BPDVI license from Ministry of Agriculture (MOA). While vertically-integrated operation has always been Origin’s strategy and such vertical integration is a common practice outside of China, BPDVI is now one of the key measures in the comprehensive license review process the MOA used for the award of the seed business licenses. Since the new seed business license policy was introduced in 2011, Beijing Origin was one of the first 32 companies awarded for the BPDVI seed license. In an effort by Chinese government to regulate the seed industry and promote consolidation, the companies with BPDVI license are expected to receive potential ongoing government support and certain incentives including further tax break and financial subsidies to crop seed research and development.

Government supports

The Company received several financial supports from various levels of the government during fiscal year 2012. For a new production line in Linze, Gansu province, we received government subsidies of RMB14 million (US$2.21 million) in the first quarter of fiscal year 2012. For our new Xinjiang Origin plant, we have received a subsidy of RMB10.90 million (US$1.72 million) for the land use right. We also received various subsidies for our R&D and other activities, totaled RMB3.64 million (US$0.58 million).

Xinjiang Origin

Established in July, 2011, Xinjiang Origin started the construction of its corn seed processing facility in fiscal year 2012. The construction was completed in August, and a production trial run started in September. During the 2012 harvest season, this newly constructed facility successfully processed a total of approximately 12,000 metric tons of corn seed from about 5,000 acres of cornfield. With the successful start up of Xinjiang facility, we expect both our seed supply and sales volume to increase in fiscal year 2013.

Xinjiang Origin was established by Beijing Origin and Xinjiang Jinbo Seed ("Jinbo"). Jinbo is a prominent local seed company affiliated with the Fifth Agricultural Construction Division of the Xinjiang Production and Construction Corp. Origin holds a 51% ownership stake of the RMB100 million registered capital investment as of September 30, 2012 and retains the exclusive business relationship with Jinbo in Xinjiang.

With an expected investment of RMB170 million, the state-of-the-art facility will mainly produce, process, package, and sell high-quality hybrid corn seeds to the domestic Chinese market. Xinjiang Origin will increase the Company's total seed processing capacity and expand marketing channels to distribute Origin's hybrid products to the northwest region in China. The facilities of Xinjiang Origin, along with the seed production land of the Fifth Agricultural Construction Division, deploy modern technologies and full mechanization throughout the entire production process from land preparation and seeding to product packaging. The processing facility employs advanced corn husker system, which is one of the largest corn husker systems in the world. The production base uses modern drip irrigation systems and advanced farming equipment for corn seed production.

Research and Development Activities

Origin was built on its strong R&D platform and we strongly believe successful R&D is essential to the growth of the Company. During fiscal year 2012, we continue to make significant progress both in our conventional hybrid crop seed development programs and biotechnology R&D activities.

Key developments for Origin’s GM corn seeds:

Phytase: Two commercial hybrids with phytase traits have completed the variety production test and are pending the variety approval from the Chinese government. Two additional hybrid varieties with phytase traits are currently under variety production test;

Glyphosate Tolerance: One GM glyphosate tolerance event (the unique DNA recombination event that took place in one plant cell) passed Phase 3 - Environment Release Test in 2011 and has received MOA’s approval to begin Phase 4 - Production Test. Two more glyphosate tolerance events are being submitted for Phase 3 - Environment Release Test. In addition, more than one thousand events are undergoing Phase 1 - Laboratory Research;

Bacillus Thuringiensis (Bt): Two insect tolerant events are going through Phase 2 - Intermediate Test. Over two hundred events are undergoing Phase 1 - Laboratory Research;

Glyphosate + Bacillus Thuringiensis (Bt): As a result of recent successes in Phase 1 - Laboratory Research, six events of the Company’s glyphosate and insect tolerant traits have advanced into Phase 2 - Intermediate Test. More than 4,500 events of the stacked traits (inserting more than one gene in a seed via biotechnology) are being screened in Phase 1 - Laboratory Research.

Hybrid Corn Seed Development Program:

In addition to GM crop seeds, Origin has a large R&D program developing conventional hybrid crop seeds. In China, new hybrid seed variety needs to go through an official approval process prior to sales. This approval process typically involves three to four years of registration trials and normally proceeds according to the following sequential steps:

Pre-Registration --> Registration Trial 1 --> Registration Trial 2 --> Field Demo --> Approval

Each step leading up to Approval takes approximately one year unless it needs to be repeated. In some localities Registration Trial 2 and Field Demo are treated as one and the same step.

During fiscal year 2012, we have more than 60 tests going through different stages of the approval process. As the results of multiyear testings, we received registration approval for three of our new varieties.

Performance Overview

Fiscal year 2012 marks the transition year with a major restructuring program or Origin, and the financial performance has experienced a significant turnaround. Excluding the discontinued businesses and contributions of Jilin Changrong and Changchun subsidiary, revenues of our core business increased by 23% from RMB377.86 million to RMB463.50 million mainly due to higher sales volume for the Company’s corn seed business, as shown in the table below:

Year-over-Year Comparison of Core Business Performance

	2011 (RMB million)	2012 (RMB million)	Year-over-Year Growth
Revenues	377.86	463.50	23%
Gross Profit	146.56	166.20	13%
Operating Expense	144.86	153.79	6%
Operating Profit	1.70	12.41	630%

Data in the above table exclude the discontinued operations of the cotton and agricultural chemical businesses. For comparison purpose, the contributions from Jilin Changrong and Changchun Origin are not included here but will be discussed hereinafter.

The revenues growth in Origin’s core business was mainly attributable to 14% sales volume gain and 16% price increase in the corn business. Gross profit of the core business increased by 13% year-over-year to RMB166.20 million. The disparity between the revenue growth rate and gross profit increase was mainly due to inventory provisions. Excluding the impact of inventory provisions, gross profit of the core business increased 23% year-over-year.”

Operating expenses in the core businesses for fiscal year 2012 were RMB153.79 million, representing an increase of 6% compared with RMB144.86 million in fiscal year 2011. This increase was mainly due to the rise in staff compensations, doubtful receivable allowance, advertising and shipping expenses, and restructuring costs.

Income from operations for the core business increased from RMB1.70 million in fiscal year 2011 to RMB12.41 million in fiscal year 2012.

Jilin Changrong/ Changchun Origin Year-over-Year comparison:

Jilin Changrong was a joint venture with its business focus on the Northeast region in China. This joint venture was liquidated in fiscal year 2011, when the joint venture partners agreed that the separation of the joint venture operations fit better with their respective business strategies. After the liquidation of Jilin Changrong, in August 2011 Origin established its operations in the same region through Changchun Origin based on the assets obtained from Jilin Changrong. The table below compares the performance of Jilin Changrong in 2011 to the performance of Changchun Origin in 2012.

	Jilin Changrong (2011)	Changchun Origin (2012)
	RMB (million)	RMB (million)
Revenue	140.98	50.03
Gross Profit	59.84	15.23
Operating Expense	35.26	5.96
Operating Profit	27.24	9.27
Net Profit before NCI	20.74	8.83
Origin shareholding ratio	52.85%	97.96%
Net Profit attributable to Origin	10.96	8.65

While the contribution from Northeastern region subsidiary to Origin’s consolidated revenues declined from RMB 140.98 million in 2011 to RMB 50.03 million in 2012, the impact of the structure change on the Net Profit attributable to Origin was much less significant. In its first year of operation after the Jilin Changrong liquidation, Changchun Origin contributed a net profit of RMB 8.65 million to Origin, compared to RMB 10.96 million contributed from Jilin Changrong in fiscal year 2011, despite the Changchun Origin’s limited seed supplies during the first year of its operation. Changchun Origin significantly increased its seed production during fiscal year 2012 in preparation for the fiscal year 2013 sales season, and the Company expects a solid growth for Changchun Origin in fiscal year 2013.

Overall Analysis

Total revenues for the fiscal year ended September 30, 2012 were RMB552.11 million (US$87.07 million), a slight decrease of 2.70% from RMB567.43 million during the fiscal year ended September 30, 2011. Overall, the slight year-over-year decrease in revenues was mainly due to Jilin Changrong liquidation, the divestment of the cotton and pesticide businesses, and the drop in production of rice in fiscal year 2012; while revenues in the core businesses increased year-over-year.

Corn seed products remained our strongest product line, accounting for 75% of our overall sales, as compared to 74% in the fiscal year ended September 30, 2011. Total revenues from corn seeds were RMB416.73 million in fiscal year 2012, compared with RMB417.09 million in the fiscal year ended September 2011. Revenues from Origin’s rice product line for the year ended September 30, 2012 decreased by approximately 4% to RMB88.14 million from RMB91.78 million in the fiscal year ended September 30, 2011. Sales of canola seeds increased by 18.47% to RMB19.94 million in fiscal year 2012, as compared to RMB16.83 million in fiscal year 2011. Since canola seeds are sold during the off season, a substantial amount of canola seed sales are recognized as deferred revenues on our balance sheet. Total revenues from cotton seed decreased by 61.69% to RMB7.26 million in fiscal year 2012 from RMB18.90 million in the year ended September 2011. With the divestment of Biocentury Transgene in 2010, the Company has scaled back its focus from less profitable cotton business and later withdrawn from the cotton seed business operation by the end of fiscal year 2012. In addition, Origin divested lower margin pesticide business in December, 2011 and scrap sales of the chemicals amounted to RMB19.83 million in fiscal year 2012.

Operating expenses for the fiscal year ended September 30, 2012 were RMB167.80 million (US$ 26.46 million), representing a decrease of 8.42% from RMB183.23 million in the fiscal year 2011, which was mainly due to the liquidation of the Jilin Changrong. Excluding Jilin Changrong and Changchun Origin, operating expenses increased 6% due mainly to the rise in staff compensations, doubtful receivable allowance, and advertising and shipping expenses. Organization restructuring increased our operating expense, among which employee severance pay was RMB 3.05 million (US$ 0.48 million).

Operating loss for the fiscal year ended September 30, 2012 was RMB3.47 million (US$0.55 million), compared to the operating profit of RMB12.61 million for the fiscal year ended September 30, 2011. The decrease in operating results was mainly due to lower contribution from the Changchun Origin subsidiary in fiscal year 2012, compared to the contribution from Jilin Changrong in fiscal year 2011. The impact of Jilin Changrong liquidation and contribution of Changchun Origin to the operation profits and net profits attributable to Origin have already been discussed above.

Net loss for the fiscal year ended September 30, 2012 was RMB1.43 million (US$0.23 million), representing a significant improvement from the net loss of RMB23.08 million for the fiscal year ended September 30, 2011. The year-over-year improvement was mainly due to the improvement in operating performance of the core businesses and rigorous cost management.

Net loss per share was RMB (0.06) or US$ (0.01) for the fiscal year 2012, compared with RMB (1.00) in fiscal year 2011.

As of September 30, 2011 and 2012, we had approximately RMB129.94 million and RMB152.79 million (US$24.10 million), respectively, in cash and cash equivalents. Total borrowings as of September 30, 2011 and 2012 were RMB 20 million and RMB 74 million (US$11.67 million), respectively. During fiscal year 2012, our cash flow from operating activities was RMB82.71 million (US$13.04 million), up from RMB37.46 million for the fiscal year ended September 30, 2011, as operating performance improved year-over-year. Net cash used in investing activities was RMB143.38 million (US$22.61 million) for the fiscal year ended September 30, 2012 compared with RMB154.39 million for the fiscal year ended September 30, 2011. Net cash provided by financing activities was RMB83.40 million (US$13.15 million) for the fiscal year ended September 30, 2012 compared with RMB55.74 million for the fiscal year ended September 30, 2011. The increase in borrowing was mainly related to the operations of Xinjiang Origin, which had RMB 39.00 million (US$6.15 million) bank loan for its new corn seed processing plant construction.

Research and Development Outlook

With the continued growth of the Chinese economy, demand for higher levels of food production and agricultural products have increased substantially. This demand is being driven by consumer demand for high-quality food products, increasing usage of agricultural products as bio-fuels, and dwindling arable land. The Chinese central government has taken a series of measures to deal with these issues. One of the approaches has been the approval of GM plant varieties. Compared with conventional varieties, the advantages of GM varieties include higher yield, higher quality and increased disease and weed resistance. Farmers plant GM varieties to save time and cost, while reducing the amount of field work. GM corn, soybean, and cotton have been widely used in the United States and in many other developed countries to guard against insect damage and to increase crop yields. A 10% to 15% increase in crop yields with the successful application of biotechnology has been routinely reported by Monsanto and Syngenta. According to the U.S. Department of Agriculture, the planted area for GM corn increased from 160,000 hectares in 1996 to almost 20 million hectares in 2006 in the United States. Since receiving approval from the Chinese government, cotton has been genetically modified to guard against damage from insects, such as the borer, and these varieties are now widely planted throughout China. GM cotton is widely accepted in the Chinese market. The Chinese authorities have taken preliminary steps in approving GM crop seed research and commercialization to meet the increasing demand for agricultural food products, as evidenced by the approval of our phytase corn and BT rice seed. We expect the Chinese authorities to continue in this direction, albeit with caution.

In the past several years, our focus on biotechnology research has continued to accelerate significantly. We initially were approved for the first GM corn seed crop in China. Our glyphosate-tolerant gene has been approved to advance to the next phase of development. We seek to become the leader in biotechnology and GM product commercialization in China. We expect that GM crop seeds will eventually gain wide acceptance in China and for this reason we have begun biotechnology seed development and invested in genetic modification programs that focus on improving yields, product quality, and insect resistance and disease tolerance for corn seeds and other crop seeds. The development of these biotechnology attributes remains a cornerstone of our business strategy. As a result, a significant proportion of our management resources is dedicated to building these capabilities across the firm for the introduction into the PRC domestic crop seed market.

During the past few years, we have established several plant genetic engineering technology platforms. These include introducing traits such as herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance into inbred corn lines. We seek to efficiently utilize modern biotechnology in China and aim to expand beyond China in the future.

Currently, we possess exclusive rights to five genetic traits in various stages of testing and development. We have continued to build our technology platform based upon cooperative relationships with top universities and research institutes in China. These cooperative arrangements allow us to limit our own risk exposure and fixed cost structure and maximize our flexibility in developing applicable technology.

Under government regulations, a registrant company must follow the following procedures prior to registration and marketing GM crops in China. Each step (except laboratory research) has an associated reporting and approval process established by the Ministry of Agriculture, the clearance of which is necessary in order to proceed:

1.	Laboratory Research: defined by genetic manipulations and research work conducted under a control system within laboratory
2.	Intermediate Testing Phase: a small-scale test conducted under a regulated control system
3.	Environmental Release Test: a medium-scale test conducted under natural condition by taking relatively secure measures
4.	Production Test: a relatively large-scale test before production and application
5.	Obtaining the safety certificate on genetically modified organisms

Since we are considered a domestic company, we can proceed through all five phases of the GM approval in China, while international entities are restricted to only phrase one, and currently forbidden to proceed to phases two through five. We have already had several of our products submitted to testing in phases two through four, and one product has completed the five-step process. We are the first company to obtain approval to produce and sell GM corn seeds in China.

We have been successful in marketing genetically modified BT cotton varieties in China and plan to continue to develop other new seed varieties. Upon introduction, the BT cotton gene was able to increase yield and improve production value. As a result, farmers were willing to pay a premium for genetically modified cotton seeds, the price of which increased approximately four-fold as compared to standard hybrid seed. Today, almost all the planted acreage in China utilizes genetically modified cotton seeds, excluding Xinjiang province. We believe that other crop seeds can follow a similar product adoption pattern.

If GM seed products were to be approved by the government on a broader scale and begin to gain widespread acceptance in the market, which we expect will occur in the future, large international biotech companies could likely become more serious competitors. However, they may continue to face numerous obstacles in competing with us in China. Foreign companies are currently prohibited from developing or producing genetically modified plant seeds, breeding livestock and poultry, or producing aquatic seed according to Catalog Guiding Foreign Investment Industries (distributed by Ministry of Commence of China). As a result, we believe we will continue to be in a strong competitive position in the genetically modified segment of the seed market when it becomes meaningful and legally permissible to do so.

As part of our internal efforts, we developed genetic markers to enhance the selection of disease resistance corn lines to accelerate the breeding process. In addition, we continued to utilize our previously implemented data mining infrastructure to search for stable and high-yielding hybrids. Our business model draws from existing and new technologies using both conventional breeding and advancement in biotechnology. We aim to build upon our current hybrid base where we have accumulated parental seeds with advantageous traits optimized to local soil conditions. We have a total of approximately 125 products in the market, including both licensed and proprietary products. We began to develop our own proprietary hybrid seed varieties in 1998. As of September 2012, we had 26 proprietary corn seed products, 19 proprietary rice seed products, 7 proprietary cotton seed products and 1 proprietary canola seed product that were in commercial production and distribution.

Our accomplishments with hybrid crop seeds provide a foundation to launch into a range of GM products. Our agronomists and technical support provide a platform for us to educate farmers on the benefits of GM products. Our accumulated germplasm from conventional breeding techniques forms a basis to transform our genetic traits. Our high-end processing, production, and quality control will continue to ensure high-quality seed production. Our nationwide footprint and comprehensive data mining infrastructure allow for the matching of products with their most appropriate locations throughout China.

Key factors affecting our growth, operating results and financial condition

We expect our future growth, operating results and financial condition to be driven and affected by a number of factors and trends including but not limited to:

•

our ability to strategically manage our growth and expansion, organically or through mergers and acquisitions. If we do not manage our growth effectively, our growth may slow down and we may not be able to achieve or maintain profitability;

•	our ability to fit acquisitions into our growth strategies to generate sufficient value to justify their cost;

•	our ability to develop new products through research and development;

•	our ability to partner or joint venture for the creation of more advanced bio-technology products;

•	market fluctuations in the demand for and supply of crop seeds in China and our ability to anticipate market demand and adjust our volume and product mix to maximize revenues and maintain sufficiently high margins to achieve and maintain profitability;

•	our ability to continue to license or acquire crop seeds from third party developers and our ability to develop proprietary crop seeds;

•	our ability to continue to effectively market and distribute our core products through active agronomic assistance;

•	future consolidations in the crop seed industry in China that may give rise to new or strengthened competitors;

•	the possibility that the crop seed industry in China may favor genetically modified seeds over hybrid seeds, and our ability to develop, produce, market, and sell such products;

•	the possibility of major natural disasters in China, which may have an adverse impact on our business and results of operation, as there is currently no agriculture insurance available in China against natural disasters;

•	the Chinese government’s continuing support for the growth and development of the agriculture sector;

•	the impact of regulation affecting our industry;

•	our benefits from certain government incentives including tax incentives, the expiration of which, or changes to which, could have an adverse effect on our operating results;

•	the possibility that excess supply of one or more of our products in our markets may drive down prices and reduce our margins, especially if we are unable to sufficiently differentiate our products from those of our competitors thereby enabling us to charge higher prices; and

•	our ability to correctly estimate growers’ future needs, and match our product varieties and production levels to meet those needs.

Revenues

The most significant factor that affects our sale of crop seeds in China is the demand for and supply of crop seeds in China. As a result, the price we are able to set for our seeds is mainly dependent on the aggregate supply of crop seeds from us and our competitors in relation to crop seed demand in any growing season. Any potential fluctuation in the demand and supply of seeds in China may cause significant volatility in the pricing of crop seeds in China and, as a consequence, in our operating results and financial condition. In addition, because decisions relating to our production volume are made before we know the volume of seed orders and the market price for such orders, we face the risk of either over-supplying the market or under-supplying the market, which could materially and adversely affect our revenues, operating results and ability to achieve or maintain profitability.

Deferred revenues

Because of our revenues recognition policy, we sometimes carry sizeable deferred revenues on our balance sheet. These deferred revenues reflect the value of our canola seeds delivered after evidence of a sale arrangement is confirmed, delivery to the customer is made and full pre-payment from the customer is received, but before the final sales price is fixed and determined. This aspect of our revenues recognition policy does not have a significant effect when deferred revenues in the periods being compared maintain approximately the same proportion to overall sales. However, when the proportion of our sales classified as deferred revenues varies significantly from year to year, as sometimes occurs, our revenues and earnings as reported in our financial statements may not accurately reflect our operating activities.

Cost of revenues

Our cost of revenues consists of expenses directly related to our crop seed sales. These expenses are primarily made up of the purchase prices for seeds, depreciation and amortization, shipping and handling costs, salary and compensation, license fees, supplies, and write-down of inventories.

Purchase price for seeds. The purchase price for seeds consists of the price we pay to farmers for the seeds they grow for us. The purchase price for seeds is the largest component of our cost of revenues and is likely to be the most variable element of our cost of revenues.

Depreciation and amortization. Depreciation consists of depreciation of property, plant and equipment. Amortization consists of amortization of our seed license fees.

Shipping and handling. Shipping and handling costs include costs associated with product delivery and handling costs related to transportation of goods from suppliers to factories and from factories to factories.

Salary and compensation. Salary and compensation expenses include wages, bonuses and other benefits, including welfare benefits. Salary and compensation included in our cost of revenues related to our production personnel. We expect that our salary and compensation expenses will increase in the future in conjunction with our intended growth.

License fees. License fees consist of royalty fees paid to independent research and development institutions.

Supplies. Supplies consist of items needed for production and packing costs for the seeds we produce.

Write-down of Inventories. Any excess of the cost over the net realizable value of the inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes necessary to make the sale.

Operating expenses, net

Our operating expenses, net consist of general and administrative expenses, research and development expenses, selling and marketing expenses and other income, net. Our operating expenses, net declined for the fiscal year ended September 30, 2012 compared to fiscal year 2011, mainly due to the liquidation of the Jilin Changrong.

General and administrative expenses. General and administrative expenses primarily consist of salary and compensation, depreciation and amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies.

 Research and development expenses. Our research and development expenses primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds and genetically modified products, travelling expenses, depreciation of plant and equipment, rent and development efforts and the expenses paid to certain research institutes to carrying research projects on behalf of Origin during the period.

Selling and marketing expenses. Our selling and marketing expenses primarily consist of salary and compensation for our sales and marketing personnel, advertisement and promotion expenses, transportation expenses and related marketing expenses.

Equity award plans and award agreements

Our equity based awards are granted under the 2005 and 2009 Performance Equity Plans. We adopted the 2005 Plan in November 2005, under which we may issue equity based awards for up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we may issue equity based awards for up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. There are equity awards currently outstanding for 259,500 ordinary shares under the 2005 Plan and for 480,000 ordinary shares under the 2009 Plan.

As of September 30, 2012, all the awards had an exercise price within the range of $2.55 to $12.23, and the awards expire 5 years from the date of grant and either vest immediately or vest over a period of 1 to 5 years, depending on the award. We recorded a total stock-based compensation expense of RMB4, 869,489 for the fiscal year ended September 30, 2010, and RMB4,637,507 for the fiscal year ended September 30, 2011, and RMB3,327,622 (US$526,612) for the fiscal year ended September 30, 2012.

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

Revenues

We derive revenues primarily from the sale of various crop seeds, including corn, cotton, rice and canola seeds in China. We recognize revenues when pervasive evidence of a sales arrangement exists, products have been delivered, the price is fixed and determinable, collectability is reasonably assured, and the right of return has expired. Accordingly, we defer revenues recognition until all sale return privileges lapse, which generally occurs in May or June, and until the selling price has been finalized by our management and confirmation has been issued to the customer, which generally occurs at the end of our selling season. We sometimes carry a sizeable deferred revenues that reflects the value of our crop seeds delivered after evidence of a sales arrangement is confirmed, delivery to the customer is made and pre-payments from the customer are received, but before the final sales price is fixed and determined at the end of the selling season. This aspect of our revenues recognition policy does not have a significant effect when deferred revenues in the periods being compared remain approximately the same proportion to overall sales. However, when the proportion of our sales classified as deferred revenues varies significantly from year to year, as sometimes occurs, our revenues and earnings as reported in our financial statements may not exactly reflect our operating activities.

Impairment of long-lived assets

We incurred net losses for two of the last three fiscal years. However, losses incurred in fiscal year 2011 were mainly due to Loss on liquidation of Jilin Changrong of RMB 13.6 million. At the group level, these losses incurred on a non-recurring basis. All major operating entities in the Company have made operating profits in the last three years.

We perform the Goodwill Impairment Test on an annual basis. This process is conducted at the reporting unit level, defined as the lowest level of the Company, i.e., business units, subsidiaries, operating units, divisions, etc. As of September 30, 2012, the remaining goodwill on the books was exclusively arising from the acquisition of Denong. We conducted the annual Goodwill Impairment Test for the year ended September 30, 2012. Specifically, the profits forecast in next five years were our key assumption for fair value evaluation. Assuming the revenues would maintain 5%-10% growth rate, the gross profit margin is consistently above 20% for each year, and net income would also be positive for next five years, the fair value of Denong is positive and exceeds its carrying value by 41%. Therefore, goodwill was not considered to be impaired as of September 30, 2012.

Since we are an expanding company with a short operating history, accordingly, we face some potential events and uncertainties encountered by companies in the earlier stages of development and expansion, such as: (1) continuing market acceptance for our product extensions and our services; (2) changing competitive conditions, technological advances or customer preferences that could harm sales of our products or services; (3) maintaining effective control of our costs and expenses. If we are not able to meet the challenge of building our businesses and managing our growth, the likely result would be slowed growth, lower margins, additional operational costs and lower income, and a risk of goodwill impairment charge in future filings.

Write-down of Inventories

Our inventories are stated at the lower of cost or market value. Any excess of the cost over the net realizable value of the inventories is recognized as a provision for reduction in the value of inventories.

We assess the write-downs of inventories using three criteria: 1) the quality of seeds according to standards promulgated by the PRC government on the germination percentage and purity level of seeds; 2) a comparison of the inventory unit cost with the market selling price and subsequent write-down of those inventories where the unit cost exceeds its expected net selling price; and 3) evaluation of the unsold balance of the existing inventory that cannot be sold in the coming three years, based on sales forecasts and marketing plan.

We have assessed the product quality, unsold quantity and the amount unit cost exceed the selling price performed by our quality inspectors and sales staff on an annual basis, and accordingly, determined the inventory write-downs based on the assessment results. We believe that the current methodologies on impairment assessment are adequate to address the risks of inventory write-downs. As of September 30, 2012, we had a write down of RMB27.45 million (US$4.33 million) compared to RMB12.98 million as of September 30, 2011, and RMB14.97 million as of September 30, 2010.

Due to the nature of the seed industry, we normally produce seeds according to our annualized production that is developed at least one year before delivery to our customers. If our production plan is too aggressive, we could produce more seeds than the market demands, resulting in aged seeds. We may decide not to sell the aged seeds as crop seed products, taking into account factors such as the quality of the seeds and commodity pricing. In that case, the aged inventory may be sold as common feed products at greatly reduced prices. Aged inventory could result in asset impairment risk, in which case we would suffer a risk of additional inventory write-downs.

Income taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe to be more likely than not to be realized. In the event that we were to determine that we would be able to realize our deferred tax assets in the future, in excess of their recorded amount, an adjustment to our deferred tax assets would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to income in the period such determination was made.

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

Results of Operations

Fiscal Year Ended September 30, 2012 Compared To Fiscal Year Ended September 30, 2011

Revenues and Gross Margin

Our revenues for the fiscal year 2012 were RMB552.11 million (US$87.07 million), a slight decline of 2.70% compared with RMB567.43 million in fiscal year 2011. Overall, the slight year-over-year decrease in revenues was mainly due to the liquidation of Jilin Changrong, and the divestiture of the cotton and pesticide businesses in 2011; while revenues in the core businesses increased year-over-year.

The table below lists the change in the consolidated income statement exclusive scrap sales, between fiscal year 2012 and fiscal year 2011

Items	Revenues			Gross Margin
	Year ended September 30, 2012	Year ended September 30, 2011	Change	Year ended September 30, 2012	Year ended September 30, 2011	Change in percentage point
	RMB’000	RMB’000
Hybrid Corn seeds	406,839	409,134	(0.56)%	35.53%	40.26%	(4.73)%
Hybrid Rice seeds	86,542	90,309	(4.17)%	29.47%	32.41%	(2.94)%
Hybrid Canola seeds	19,935	16,833	18.43%	52.01%	58.67%	(6.66)%
Hybrid Cotton seeds	7,086	18,920	(62.55)%	122.45%	11.23%	111.25%
Pesticides	19,832	20,615	(3.80)%	(11.88)%	19.69%	(31.57)%
Other	215	2,572	(91.64)%	n/a	n/a	n/a
Total normal sales	540,449	558,383	(3.21)%	34.74%	38.08%	(3.34)%

Exclusive of scrap sales, revenues from our hybrid corn seeds decreased by 0.56% to RMB406.84 million (US$64.16 million) in fiscal year 2012 from RMB409.13 million in fiscal year 2011. Gross margin of our corn products decreased by 4.73% in fiscal year 2012 compared with fiscal year 2011, mainly due to the increase in inventory provision and higher seed purchasing price this year. Excluding inventory provision of RMB22.07 million, the gross margin for corn products was 38.87% for fiscal year 2012, compared to 40.52% for fiscal year 2011. Higher seed purchasing prices were mainly a result of lower seed production yield for one of our key products. We believe this lower yield problem was at least partially fixed and yield has returned to a historical level during the 2012 production season. Hence, seed purchasing prices are expected to decline for the fiscal year 2013 sales season.

Non-scrap revenues from our hybrid rice seeds decreased by 4.17% to RMB86.54 million (US$13.65 million) in fiscal year 2012 from RMB90.31 million in fiscal year 2011. Gross margin of our rice products decreased by 2.94% in fiscal year 2012 compared with fiscal year 2011 as a result of an increase in raw material cost. Non-scrap revenues from our canola seeds increased by 18.43% to RMB19.94 million (US$3.14 million) in fiscal year 2012 compared with RMB16.83 million in fiscal year 2011. Since canola seeds are sold during the off season, a substantial amount of the canola seed sales still presented as deferred revenues on our balance sheet. Non-scrap revenues from cotton seeds decreased by 62.55% to RMB7.09 million (US$1.12 million) in fiscal year 2012 from RMB18.92 million in fiscal year 2011, due to the divestment of Biocentury Transgene earlier in 2010. The Company has begun to focus less on cotton sales and more on other main crop seeds, and selling a higher portion of our seed inventories at higher prices.

Cost of Revenues

Our cost of revenues for fiscal year 2012 was RMB 387.78 million (US$61.16 million), an increase of 4.36% compared with RMB371.59 million in fiscal year 2011. This increase was mainly due to the rise in inventory provisions and higher seed purchasing prices.

Gross margin

Our gross margin was 29.76% in fiscal year 2012 compared with 34.51% in fiscal year 2011. This decline was mainly due to an increase in inventory provisions and increase in seed purchase prices. Excluding inventory provisions, the gross margin was 35.90% in fiscal year 2012 compared with 37.93% in fiscal year 2011. Higher selling prices were not able to offset rising seed purchase prices. Higher seed purchasing prices were mainly a result of lower seed production yield for one of our key products. We believe this lower yield problem was at least partially fixed and yield has returned to a historical level during the 2012 production season. Hence, seed purchasing prices are expected to decline for the fiscal year 2013 sales season.

Operating expenses

Our operating expenses for fiscal year 2012 decreased to RMB167.80 million (US$26.46 million) from RMB183.23 million in fiscal year 2011. Lower operating expense for fiscal year 2012 was mainly due to a decrease in costs previously associated with Jilin Changrong, which are no longer applicable after the divestiture. Corporate restructuring and cost control efforts also helped to lower the operating expenses despite the increase in severance payments, higher doubtful receivable allowance, higher marketing expenses and shipping expenses.

Selling and marketing

Selling and marketing expenses for fiscal year 2012 were RMB56.44 million (US$8.90 million), which was in line with RMB56.83 million in fiscal year 2011. Lower expenses due to Jilin Changrong’s divestiture largely offset the higher advertising and shipping costs.

General and administrative

General and administrative expenses (“G&A”) decreased to RMB77.59 million (US$12.24 million) in fiscal year 2012 from RMB86.75 million in fiscal year 2011. Divestiture of Jilin Changrong was the main reason for lower G&A expenses. Excluding the costs associated with Jilin Changrong in fiscal year 2011 and Changchun Origin in fiscal year 2012, G&A expenses increased by 7.7% from RMB68.26 million in fiscal year 2011 to RMB 73.54 million (US$11.60 million ) in fiscal year 2012. The increase was mainly due to higher stuff compensation and severance payments.

Research and development

Research and development expenses (“R&D”) decreased to RMB37.63 million (US$5.93 million) in fiscal year 2012 from RMB44.77 million in fiscal year 2011. Divestiture of Jilin Changrong was the main reason for the lower R&D expenses. Excluding the costs associated with Jilin Changrong in fiscal year 2011 and Changchun Origin in fiscal year 2012, the R&D expenses increased by 17% to RMB 37.63 million ( US$ 5.93 million ) in fiscal year 2012 from RMB 32.18 million in fiscal year 2011. The increase was mainly due to higher stuff compensation and addition of research personnel.

Income from operations

As a result of the impact of the components described above, loss from operations were RMB 3.47 million (US$0.55 million) in fiscal year 2012 compared with operating profit RMB12.61 million in fiscal year 2011. The decrease in operating results was mainly due to lower contribution from the Changchun Origin subsidiary in fiscal year 2012, compared to the contribution from Jilin Changrong in fiscal year 2011. The impact of Jilin Changrong liquidation and contribution of Changchun Origin to the operation profits and net profits attributable to Origin have already been discussed above.

Interest expense

Interest expenses increased by RMB2.56 million (US$0.41 million) to RMB4.03 million (US$0.64 million) in fiscal year 2012 from RMB1.47 million a year ago. This increase was mainly due to higher bank loans from the Linze and Xinjinag entities this year.

Share of net income of equity investments

This represents investment income from the associate of Hebei Liyu Seed Ltd.

Loss on liquidation of a subsidiary

The represented the loss of RMB13.58 million (US$2.14 million) from the disposal of our subsidiary Jilin Changrong in fiscal year 2011.

Income taxes

Income taxes for fiscal year 2012 were RMB1.86 million (US$0.29 million) compared with RMB 13.73 million for fiscal year 2011. We incurred a deferred tax expense of RMB1.27 million (US$0.20 million), mainly due to the tax losses of Denong used this year. The deferred tax asset is composed primarily of net operating loss carried forwards. The valuation allowance was based upon management’s conclusions, among other considerations and estimates of future earnings based on information currently available. It was more likely than not that the future tax benefits would be realized.

The standard enterprise income tax rate was 25% for 2012 and 2011. However, our PRC Operating Company, Beijing Origin is entitled to a preferential tax rate of 15%. For fiscal years ended September 30, 2011 and 2012, the effect of the preferential tax treatment was 10%.

Net Loss

Net loss for the fiscal year ended September 30, 2012 were RMB1.43 million (US$0.23 million), representing a significant improvement from the net loss of RMB23.08 million during the fiscal year ended September 30, 2011. The year-over-year improvement was mainly due to the improvement in operating performance of core businesses.

Fiscal Year Ended September 30, 2011 Compared To Fiscal Year Ended September 30, 2010

While our operations were still recovering during fiscal year 2010 from the lingering effects of the industry reorganization of state seed enterprises and other factors, the 2011 fiscal year results of operations were adversely impacted by constrained production of key seed products at our seed production center. This was reflected in the decrease in gross margin of corn seeds which decreased from 49.65% to 40.26% (as shown below).

Revenues & Gross Margin

Our revenues for the fiscal year ended September 30, 2011 were RMB567.43 million compared with RMB584.86 million in fiscal year 2010. The slight decrease in revenues was a result of the 17.27% year-over-year decline in corn sales volume, more than offsetting the 17.25% year-over-year increase in corn seed prices. The sales decrease was caused by inclement weather conditions and limited farming techniques of the production farms, which led to limitation in the volume of popular corn seed varieties available for sale.

Excluding scrap sales, revenues from our hybrid corn seeds decreased 2.92% to RMB409.13 million in the fiscal year ended September 30, 2011 from RMB421.42 million in fiscal year 2010. Gross margin of our corn products decreased by 9.39% year-over-year in fiscal year 2011. These results were adversely impacted by constrained production of key seed products at our seed production center. Revenues from our hybrid rice seeds increased by 9.63% to RMB90.30 million in the fiscal year ended September 30, 2011 from RMB82.38 million in fiscal year 2010. Excluding scrap seed sales, gross margin of our rice products decreased by 4.55% in fiscal year 2011 from the previous twelve-month period. Total revenues from cotton seeds increased by 59.22% to RMB18.92 million in fiscal year 2011 from RMB11.88 million in fiscal year 2010. With the divestment of Biocentury Transgene in 2010, the Company had begun to focus less on cotton seed sales and more on other main crop seeds, and selling a higher proportion of our seed inventories at higher prices. Our canola sales decreased by 55.83% to RMB16.83 million in fiscal year 2011 from RMB38.11 million in fiscal year 2010. Since canola seeds are sold during the off season, a substantial amount of canola seed sales are recognized as deferred revenues on our balance sheet. Fiscal year 2011 was the second year for our pesticide sales and our pesticide revenues for the curtailed revenues period starting September 12, 2011.Revenues from pesticide sales were RMB20.61 million compared with RMB18.96 million for the fiscal year ended September 30, 2010. Pesticide margin increased to 19.69% in fiscal year 2011 from 13.01% in the period ended September 30, 2010.

Non-scrap seed revenues for the twelve months ended September 30, 2011 compared with the twelve months ended September 30, 2010 were as follows:

Items	Revenues			Gross Margin
	Year ended September 30, 2011	Year ended September 30, 2010	Change	Year ended September 30, 2011	Year ended September 30, 2010		Change in percentage point
	RMB’000	RMB’000
Hybrid Corn seeds	409,134	421,420	(2.92)%	40.26%	49.65%		(9.39)%
Hybrid Rice seeds	90,309	82,375	9.63%	32.41%	36.96%		(4.55)%
Hybrid Cotton seeds	18,920	11,883	59.22%	11.23%	35.76%		(24.53)%
Hybrid Canola seeds	16,833	38,106	(55.83)%	58.67%	63.05%		(4.38)%
Pesticides	20,615	18,958	8.74%	19.69%	13.01%		6.68%
Other	2,572	1,143	125.02%	N/A	N/	A	N/A
Total normal sales	558,383	573,885	(2.70)%	38.08%	47.15%		(9.07)%

Cost of Revenue

Our cost of revenues for the fiscal year ended September 30, 2011 was RMB371.59 million, an increase of 5.09% from RMB353.59 million in fiscal year 2010, which was consistent with the decrease in sales volume. These results were adversely impacted by constrained production of key seed products as our cost structure remained stable despite lower seed production volume.

Gross profit

Gross profit for the fiscal year ended September 30, 2011 decreased to RMB195.84 million from RMB231.27 million in fiscal year 2010. The decline in gross profit was mainly due to the decrease in production of corn due to inclement weather and technical skill, the increase in rental cost of farm land, and the intense industry competition.

Operating expenses

Operating expenses for the fiscal year ended September 30, 2011 were RMB188.35 million, representing an increase of 7.80% from RMB169.29 million in fiscal year 2010. The increase was due in part to the rise in salary expenses, staff benefits and grant of stock options as related to our performance equity plans of RMB14.32 million.

Selling and marketing

Selling and marketing expenses for the fiscal year ended September 30, 2011 were RMB56.83 million, representing a decrease of 2.69% from RMB52.23 million in fiscal year 2010, in part due to an increase in salary expenses and staff benefits of RMB5.2 million.

General and administrative

General and administrative expenses for the fiscal year ended September 30, 2011 were RMB86.75 million, representing an increase of 10.40% from RMB78.71 million in fiscal year 2010. The increase in general and administrative expense was due in part to increase in salary and grant of stock options as related to our performance equity plans. The increase in general and administrative expenses was the main reason for the increase in operating expenses in fiscal year 2011.

Research and development

Research and development expenses for the fiscal year ended September 30, 2011 were RMB44.77 million, representing an increase of 16.72% from RMB38.36 million in fiscal year 2010. The increase demonstrates our commitment to further our efforts in the research and development of self-developed seed rights and to further our cooperation with universities and other research institutions.

Other income, net

Other income, net for the year ended September 30, 2011 was RMB5.12 million compared with RMB2.34 million for the fiscal year ended September 30, 2010.

Income from operations

As a result of the impact of the components described above, income from operations for the fiscal year ended September 30, 2011 was RMB12.61 million compared with RMB64.32 million in fiscal year 2010.

Interest expense

Interest expense for the fiscal year ended September 30, 2011 was RMB1.47 million, representing a decrease of 82.80% from RMB8.54 million in fiscal year 2010.

Share of net income of equity investments

Share of net income of equity investments of RMB1.62 million in the fiscal year ended September 30, 2011 was mainly from the Hebei Liyu and the Jilin Jinong subsidiaries.

Loss from liquidation of subsidiary/Gain on disposal of equity investment

Net loss from the disposal of our Jilin Changrong subsidiary was RMB13.58 million in fiscal year 2011, and the net gain from the sale of our minority investment of Biocentury Transgene was RMB8.88 million in fiscal year 2010. The liquidation of Jilin Changrong was a result of a strategic management decision to consolidate operations in the Northeast area of China, which since the liquidation have been conducted through Chanchun Origin.

Income taxes

Income taxes for the fiscal year ended September 30, 2011 were RMB13.73 million compared with RMB9.32 million in fiscal year 2010. During fiscal year 2011 we incurred a decrease in deferred tax assets of RMB6.74 million, which was mainly due to tax losses of Beijing Origin and Denong used during the fiscal year ended September 30, 2011. The deferred tax asset was composed primarily of net operating loss carry forwards. The valuation allowance was based upon management’s conclusions, among other considerations and estimates of future earnings based on information currently available. After adjusting for one-time losses, it was management’s conclusion that it is more likely than not that the future tax benefits related to the net operating loss carried forward would be realized.

The standard enterprise income tax rate was 25% for 2010 and 2011. However, our PRC Operating Company, Beijing Origin was entitled to a preferential tax rate of 15%. For fiscal years ended September 30, 2010 and 2011, the effect of the preferential tax treatment was 10%.

Net income

Net loss was RMB 23.08 million for the fiscal year ended September 30, 2011 compared with a net profit of RMB49.05 million in fiscal year 2010.

B. Liquidity and Capital Resources.

As of September 30, 2010, 2011 and 2012, we had approximately RMB299.67 million, RMB129.94 million and RMB152.79 million (US$24.10 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and short term liquid investments with maturities of three months or less deposited with banks and other financial institutions. We believe our working capital is sufficient to meet our present requirements.

We financed our operations through cash generated from operating activities and bank borrowings. As of September 30, 2012, we had a total short-term borrowings of RMB39.00 million and long-term borrowings of RMB35.00 million, in which short-term borrowing of RMB5 million was secured by our land use rights and the office building in Beijing Origin. The weighted average interest rate was 5.70%, 6.56% and 7.04% for fiscal year 2010, 2011 and 2012, respectively.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12 months ended September 30, 2008, September 30, 2009, September 30, 2010, September 30, 2011 and September 30, 2012.

Item	Year ended September 30
(In thousands)
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
Net cash provided by operating activities	57,198	208,883	298,604	37,457	82,713	13,044

Net cash provided by (used in) investing activities	107,630	(15,891)	15,105	(154,390)	(143,383)	(22,612)

Net cash (used in) provided by financing activities	(212,025)	(175,933)	(136,359)	(55,736)	83,400	13,152

Net (decrease) increase in cash and cash equivalents	(47,197)	16,969	177,350	(172,669)	22,730	3,584

Cash and cash equivalents, beginning of year	162,314	102,263	121,255	299,672	129,942	20,492

Effect of exchange rate changes on cash and cash equivalents	(12,854)	1,933	1,067	2,939	117	19

Cash and cash equivalents, end of year	102,263	121,255	299,672	129,942	152,789	24,095

Operating activities: Net cash provided by operating activities was RMB82.71 million (US$13.04 million) for the fiscal year ended September 30, 2012, compared with RMB37.46 million for the fiscal year ended September 30, 2011. This increase was primarily due to the decrease in net loss to RMB1.43 million (US$0.23 million), the decrease in other current assets by RMB 48.65 million (US$ 7.67 million), and the increase in advances from customers by RMB37.11 million (US$5.85 million).

Net cash provided by operating activities was RMB24.79 million for the year ended September 30, 2011 compared to net cash of RMB298.61 million for the year ended September 30, 2010.  This decrease was primarily due to increase in the net loss to RMB12.78 million, and the increase in the advances to growers and suppliers, respectively to RMB37.93 million and RMB8.43 million.

Investing activities: Net cash used in investing activities was RMB143.38 million (US$22.61 million) for the fiscal year ended September 30, 2012. Net cash used in investing activities was RMB154.39 million for the fiscal year ended September 30, 2011.The investment in Linze subsidiary and liquidation of the Jilin Changrong of RMB 154.98 million; and the investment in Xinjiang Origin of RMB 146.70 million represented the major investment for fiscal year 2011 and 2012, respectively.

Net cash used by investing activities was RMB154.39 million for the year ended September 30, 2011. Net cash provided in investing activities was RMB15.11 million for the year ended September 30, 2010. This increase in net cash used was in part due to the liquidation of a subsidiary-Changrong to RMB 67.98 million and purchase of plant and equipment, Intangible assets, respectively to RMB56.33 million and RMB8.30 million.

Financing activities: Net cash provided by financing activities was RMB83.40 million (US$13.15 million) for the fiscal year ended September 30, 2012. Net cash used in financing activities was RMB55.74 million for the fiscal year ended September 30, 2011. This was mainly due to the net proceeds from borrowing of RMB54 million (US$8.52 million) and a capital injection for a newly established subsidiary from non-controlling interests of RMB29.40 million (US$4.64 million).

Net cash used in financing activities was RMB55.82 million for the year ended September 30, 2011. Net cash used in financing activities was RMB136.36 million for the year ended September 30, 2010. This was mainly due to the repayment of short term borrowings to RMB85.90 million and Dividends paid to non-controlling interests to RMB12.09 million.

Due to the cyclical nature of cash flow inherent in our business, the majority of cash flow from operations is received during the second half of the calendar year, which corresponds to the fourth quarter and the subsequent first quarter of our fiscal year. We use bank credit facilities to cover cash outflow related to operating expenses during the portion of the year when sales receipts are low revenues. We believe we can generate sufficient cash flows from operating activities and can access sufficient borrowing capacity from local banks to satisfy our seasonal liquidity needs.

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

C. Research and Development, Patents and Licenses, etc.

We focus our research and development efforts on agro-biotechnology, crop breeding and the development of new crop seeds. In November 2001, we established a new seed research and development center in Tongzhou, Beijing, which conducts research and development of commercial crop breeding. In September 2005, we established the “Origin Life Science Research Center” in Zhong Guan Cun, Beijing, the principal activities of which include crop gene engineering, molecular marker-assisted breeding, and molecular identification. We also have ten breeding stations located in different regions with five being used for corn, two for rice, two for canola and one winter nursery for these different seed products.

We have established technological cooperative relationships with five universities and sixteen research institutes in China, including Beijing University, China Agricultural University, Chinese Academy of Sciences, and Henan Agriculture University. We employ 137 full-time research personnel.

Our research and development expenditures were RMB24.51 million, RMB 33.47 million, RMB 38.36 million, RMB44.77 million, and RMB37.63 million for fiscal years ended September 30, 2008, September 30, 2009, September 30, 2010, September 30, 2011 and September 30, 2012, respectively. Our continued increase in research and development spending is a result of our further efforts in the research and development of self-developed seed varieties and biotechnology traits both through joint development and in-house efforts. Lower spending in research and development in fiscal year 2012 was mainly due to the liquidation of Jilin Changrong.

The company has received government funding for research and development activities. Such funding was received in the fiscal years of 2010, 2011 and 2012 in the amounts of RMB1,362, RMB nil and RMB 1,550, respectively. These amounts are included in the research and development expenditures above.

D. Trend Information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from October 1, 2011 to September 30, 2012 that were reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E. Off-balance Sheet Arrangements.

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts or outstanding derivative financial instruments. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular Disclosure of Commitments and Contingencies.

We have various contractual obligations that will affect our liquidity. The following table sets forth our contractual obligations as of September 30, 2012.

		Payments due by September 30,
	Total	2013	2014	2015	2016	2017	Thereafter
	RMB000	RMB000	RMB000	RMB000	RMB000	RMB000	RMB000

Operating Lease Obligations	16,360	2,685	1,504	1,546	1,316	900	8,409
Capital Commitments (1)	36,388	36,388	-	-	-	-	-
Short-Term Debt Obligations (2)	39,000	39,000	-	-	-	-	-
Long-Term Debt Obligations(2)	35,000	-	8,000	11,500	13,500	2,000
Interest on debt obligations	7,351	3,076	2,181	1,460	599	35	-
Total	134,099	81,149	11,685	14,506	15,415	2,935	8,409

(1)	Includes capital commitments for purchase of plant, building construction, equipment and technology use rights.

(2)	Represents bank loans from Agricultural Bank of China Linze Branch and Xinjiang Branch as well as China Construction Bank Beijing Branch.

We identified the existence of potential contingent tax liabilities arising from our reverse merger in November 2005. We determined that these contingent tax liabilities were more likely than not to occur. As of December 31, 2005, we estimated such contingent tax liabilities to be in the range of RMB39.06 million (US$4.84 million) to RMB64.22 million (US$7.96 million). Consequently, RMB39.06 million (US$4.84 million) was included in income tax payable on our balance sheet and was charged to equity because such liabilities were part of the recapitalization in connection with our reverse merger. We did not expect to incur tax liabilities at the higher end of the range based on our annual assessment.

In 2009, we reviewed the contingent tax position. On September 23, 2010, the Company filed a revised 2005 tax return to the United States Internal Revenue Service, or IRS, to modify and supplement the previously filed tax return regarding this tax liability. The IRS has not responded to the tax filing as of the date of the filing of this report. While the timeline for the IRS to question on the tax return is generally three years, this matter may take a prolonged period of time to resolve depending on the return time for IRS and the necessity, if any, of future appeals or re-evaluation.

G. Safe Harbor.

Except for historical facts and financial data, the information included in Items 5.A through 5.D and 5.F is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in this Item 5.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of September 30, 2012.

Name	Age	Position

Gengchen Han	57	Chairman of the Board, President and Chief Executive Officer
Yasheng Yang	50	Vice Chairman of the Board
Liang Yuan	55	Director
Bailiang Zhang	71	Independent Director
James Kang	53	Independent Director
Min Tang	59	Independent Director
Yingqi Xia	59	Independent Director
Michael W. Trimble	55	Independent Director
Larry Kenneth Cordell (1)	55	Independent Director
James Chen (2)	47	Chief Financial Officer

1.	Larry Kenneth Cordell was appointed as Independent Director and became the Audit Committee Chair, effective January 1, 2012.
2.	Dr. James Chen was appointed as Chief Financial Officer effective January 1, 2012.

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

Mr. Liang Yuan is a director of Origin. Mr. Yuan previously served as Chief Executive Office of Origin from 2008 to 2011 and was Co-Chief Executive Officer from 2007 to December 31, 2008. He has been an executive officer of Beijing Origin and its affiliated companies since 1997, where he has been principally responsible for infrastructure building and public relations. Prior to joining Beijing Origin, Mr. Yuan was at the Fujian Economic Research Institute from 1985 to 1997, where he was in charge of the research and development of the regional economy in Fujian province.

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

Dr. Min Tang has been a director of Origin since January 2009.  Dr. Tang is currently the Executive Vice Chairperson of China Social Entrepreneur Foundation, a social development and entrepreneurship education initiative. Previously, Dr. Tang sat as the Deputy Secretary General of the China Development Research Foundation in charge of financial reform, energy conservation, and social development for the Development Research Center reporting to the State Council of China. Prior to his position, Dr. Tang worked in Asia Development Bank for 18 years. From 2000-2007, he was the Chief Economist of Asian Development Bank Resident Mission in China. Dr. Tang received his masters and PhD. degree in Economics from University of Illinois at Urbana Champaign, USA.

Dr. Michael W. Trimble has been a director of Origin since May 2006. Dr. Trimble is the founder of Trimble Genetics International LLC, or Trimble Genetics, and has been the President of Trimble Genetics since 2001. Trimble Genetics is a plant genetics research company that has expanded business and research relationships to include activities in North America, South America, Asia, Europe, the Middle East and Africa. Dr. Trimble is a leader in plant genetics research with over thirty years of experience in crop breeding and the agricultural seed industry. Dr. Trimble is an inventor of numerous patents in the field of plant genetics. Dr. Trimble graduated with a Ph.D. degree from the University of Minnesota and also completed graduate programs at Purdue University and Iowa State University.

Dr. Yingqi Xia has been a director of Origin since January 2010. Dr. Xia sits as the Chairman of Beijing Expert Association. Previously, Dr. Xia has worked as the Executive Deputy Director of Zhong Guan Cun Science Park, the largest high-tech zone in China, as the Division Chief for the World Bank Department in the Ministry of Finance in the People’s Republic of China and in the Chinese Embassy to the United States. Prior to this, Dr. Xia received his PhD. degree from University of Ottawa, Canada.

Dr. Y. James Kang has been a director of Origin since January 2010. Dr. Kang is a Professor and Distinguished University Scholar in the Department of Pharmacology and Toxicology at the University Of Louisville School Of Medicine. He is also a National One-Thousand Talents Theme Professor and the Director of Regenerative Medicine Research Center at Sichuan University West China Hospital in China. Dr. Kang has also been serving as the President and CEO of InnoRem, Inc. and the President of International Organization of Life Science and Biotechnology. Prior to this, Dr. Kang received his PhD. Degree from Iowa State University and completed his postdoctoral fellow training at Cornell University Medical College in New York.

Mr. Larry Kenneth Cordell, was appointed to Origin’s Board of Directors and became the Audit Committee Chair, effective January 1, 2012. Mr. Cordell served as Chairman, President and CEO at UAP Holdings (“UAPH”) when the company was acquired by Agrium Inc. through a tender offer in May, 2008. Prior to its acquisition, UAPH was the largest independent distributor of agricultural inputs and professional non-crop products in the United States and Canada. Prior to UAPH, he held executive positions at FMC Agricultural Products, where he last served as its Global Herbicide Director. Mr. Cordell started his career at Rohm and Haas. Mr. Cordell currently serves as Chief Executive Officer of Pinnacle Agriculture Distribution, a privately held crop input distributor in the United States. He also holds Board of Director positions with Momentive Performance Material Holdings and Taminco, both of which are privately held specialty chemical manufacturers.

Dr. Z. James Chen has been appointed as Chief Financial Officer of Origin since January 2012. Prior to Origin, Dr. Chen served as an Investment Manager at Abu Dhabi Investment Authority (ADIA) and he worked as an equity research analyst at Morgan Joseph and BB&T Capital Markets. Dr. Chen also worked as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between ExxonMobil and Dow Chemical. Dr. Chen received his Ph.D. Degree in Chemical Engineering from the University of Connecticut and his M.B.A degree from New York University.

B. Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB4.05 million (US$0.64 million) for the twelve months ended September 30, 2012. Options granted are stated in the chart found below.

2005 Performance Equity Plan

On November 8, 2005 the company adopted the 2005 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. We had outstanding awards for 259,500 ordinary shares under the 2005 Plan at September 30, 2012.

2009 Performance Equity Plan

On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. We had outstanding awards for 480,000 ordinary shares under the 2009 Plan at September 30, 2012.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
Gengchen Han	20,000	$12.23/Share	January 4, 2010	January 3, 2015
	20,000	$10.84/Share	January 3, 2011	January 2, 2016
	120,000	$2.55/Share	January 3, 2012	January 2, 2017
Liang Yuan	20,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
	5,000	$2.55/Share	January 3, 2012	January 2, 2017
Yasheng Yang	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 3, 2016
	5,000	$2.55/Share	January 3, 2012	January 2, 2017
Bailiang Zhang	10,000	$5.30/Share	March 28, 2008	March 27, 2013
	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
	5,000	$2.55/Share	January 3, 2012	January 2, 2017
Michael Trimble	25,000	$5.30/Share	March 28, 2008	March 27, 2013
	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
	5,000	$2.55/Share	January 3, 2012	January 2, 2017
Min Tang	10,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
	5,000	$2.55/Share	January 3, 2012	January 2, 2017
Yingqi Xia	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
	5,000	$2.55/Share	January 3, 2012	January 2, 2017
Y. James Kang	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
	5,000	$2.55/Share	January 3, 2012	January 2, 2017
Larry Kenneth Cordell	5,000	$2.55/Share	January 3, 2012	January 2, 2017
James Chen	200,000	$2.55/Share	January 3, 2012	January 2, 2017

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

Employment Agreements

Dr. Han entered into a renewal of his employment agreement with us. The agreement currently has a term of three years commencing on January 1, 2012. Dr. Han is entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreement is terminable by Origin for death, disability and cause. Dr. Han may terminate the agreement and his employment for good reason, which includes Origin’s breach, the executive’s loss of his seat on the board of directors, and change of control. In the event of termination for good reason or without cause, the executive will receive compensation and benefits under his employment agreement through the earlier of two years from the date of termination or through the term of the agreement. The agreements contain provisions for the protection of confidential information and a three-year non-competition period within China.

Board committees

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominations Committee.

Audit Committee

The members of our Audit Committee are Larry Kenneth Cordell (chairman), Min Tang, and Yingqi Xia. Our board of directors has determined that all of our Audit Committee members are independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

The board of directors has determined that each of Messrs. Larry Kenneth Cordell, Min Tang, and Yingqi Xia has an understanding of Generally Accepted Accounting Principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of Audit Committee functions.

The board of directors believes that Mr. Cordell qualifies as an “audit committee financial expert” within the meaning of all applicable rules. The board of directors believes that Mr. Cordell has financial expertise from his degrees in business, his activities as a chief executive officer and chief financial officer of various companies, and his consulting activities in the areas of accounting, corporate finance, capital formation and corporate financial analysis.

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

Pursuant to the terms of its charter, as amended, the Audit Committee’s responsibilities include, among other things:

•	annually reviewing and reassessing the adequacy of the Audit Committee’s formal charter;

•	reviewing our annual audited financial statements with our management and our independent auditors and the adequacy of our internal accounting controls;

•	reviewing analyses prepared by management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	engagement of the independent auditor;

•	reviewing the independence of the independent auditors;

•	reviewing our auditing and accounting principles and practices with the independent auditor and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditor or our management;

•	appointment of the independent auditor;

•	approving professional services provided by the independent auditors, including the range of audit and non-audit fees; and

•	reviewing all related party transactions on an ongoing basis for potential conflicts of interest.

The Audit Committee makes pre-approval of the services to be provided by our independent auditors. The Audit Committee also reviews and recommends to the board of directors whether or not to approve transactions between us and any officer or director that occurs outside the ordinary course of business.

Compensation Committee

The members of our Compensation Committee are Yingqi Xia (chairman), Min Tang, and James Kang. The Compensation Committee also administers our equity award plans, including the authority to make and modify awards under the 2005 and 2009 Performance Equity Plans. The current charter of the Compensation Committee, which was adopted March 16, 2007, provides that the committee is responsible for:

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors, officers and other senior employees;

•	reviewing and determining performance-based awards and compensation for our officers and other employees;

•	reviewing and determining share-based compensation (including the 2005 and 2009 Performance Equity Plan) for our directors, officers, employees and consultants;

•	administering our equity incentive plans (including the 2005 and 2009 Performance Equity Plans) in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

Nominating Committee

Our Nominating Committee consists of Michael W. Trimble (chairman), Larry Kenneth Cordell, and Yingqi Xia. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The Nominating Committee will identify, evaluate and recommend candidates to become members of the Board of Directors with the goal of creating a balance of knowledge and experience.  The Nominating Committee is not a fully independent committee.

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

Under Rule 5620, a U.S. domestic issuer must solicit proxies and provide proxy statements for all meetings of shareholders. There are no such mandatory requirements under BVI laws, and therefore, we are not required to hold an annual meeting of the shareholders. There were no specific items that our board of directors requested the shareholders to vote on.

Under Rule 5635, a US domestic listed company is required to obtain shareholder approval of equity award plans and issuances of equity securities in excess of certain amounts when at less than market or book value. There are no such mandatory requirements under BVI law. We do not plan to get shareholder approval for future increases in the 2005 Plan, 2009 Plan or any other equity award plan approved by the directors in the future or for issuances of equity securities that exceed 20% of the outstanding shares of the Company if they are sold at less than market or book value.

We have filed documentation with NASDAQ exempting the company under those provisions that BVI law does not require.

D. Employees.

We had 974, 856, and 656 employees as of September 30, 2010, 2011 and 2012, respectively. The number of employees changed during the 2012 fiscal year due to the restructuring discussed else wherein this report. Substantially all of our employees are located in China. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of September 30, 2012:

Areas of Operations	Number of Employees	Percentage of Total
Research and Development	137	20.9%
Sales and Marketing	176	26.8%
Production	180	27.4%
Quality Control	32	4.9%
Others	131	20.0%
Total	656	100.0%

We offer our employees additional annual merit-based bonuses in accordance with the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts equal to 28%, 12%, 24%, 1.2%, 0.8% and 0.8%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E. Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2012, by each of our directors and executive officers who beneficially own our ordinary shares; and:

	Shares Beneficially Owned ( * )
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han Chairman of the Board, Chief Executive Officer (1) (2)	4,483,827	19.18%
Liang Yuan Director (1) (3)	2,867,315	12.26%
Yasheng Yang Vice Chairman of the Board and Director (1) (4)	1,136,980	4.86%
James Chen, CFO (1)	141,467	0.61%
Michael W. Trimble Director (5)	50,000	0.02%
Principal Shareholders:
Guggenheim Funds	1,900,143	8.13%
BlackRock Investment Canada	704,065	3.01%
BlackRock Financial Management	589,581	2.52%

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

(2)	The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares. Excludes 160,000 shares that may be acquired under exercisable stock options.

(3)	The shares reported in the above table are held by Mr. Yuan through a personal holding company, Bonasmart Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Mr. Yuan will have voting and dispositive authority over all the shares. Excludes 30,000 shares that may be acquired under exercisable stock options.

69

(4)

The shares reported in the above table are held by Mr. Yang through a personal holding Company, Leekdon Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Mr. Yang will have voting and dispositive authority over all the shares. Excludes15,000 shares that may be acquired under exercisable stock options.

(5)	The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131. Excludes 40,000 shares that may be acquired under exercisable stock options.

None of the above shareholders have voting rights that differ from the voting rights of other shareholders.

A substantial number of the ordinary shares are held in “street name,” and the company believes that a large portion of these shares represent holdings of non-United States shareholders through brokers in non-United States jurisdictions. Because these holdings are in street name, the company cannot determine the actual number or jurisdictions in which these shares are held.

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

Technical Service Agreements

As part of the reorganization of our PRC Operating Companies in late 2004 and early 2005, all of the intellectual property rights of Beijing Origin, Changchun Origin and Henan Origin have been and will continue to be transferred to Origin Biotechnology pursuant to technology service agreements dated December 25, 2004. The purpose of this was to permit the better management and licensing of the intellectual property that the three assignors have developed. Under the technology service agreements, Origin Biotechnology will provide technical research and production and distribution services for the seeds produced by the group. These services will include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The initial term is for three years, but the agreements are automatically renewed unless both parties agree to a termination. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds. Generally, the fees will be as follows: RMB1.2 per kilogram of corn sold by the party receiving the technical services; RMB6 per kilogram of rice sold by the party receiving the technical service and RMB12 per kilogram of cotton sold by the party receiving the technical services. The fees are to be confirmed and paid at the end of each growing season and only charged fees on the sales related to the seed rights owned by Origin Biotechnology.

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

Trait Licensing GMO Agreement

In May 2011 Origin Agritech entered into a licensing agreement to develop GMO traits in high-yielding corn varieties incorporating the glyphosate-resistant and Bt- traits of our products, which are protected by patents issued in the PRC and the United States.

Xinjiang Origin

In May 2011 Beijing Origin established Xinjiang Origin for seed production and distribution. Beijing Origin invested RMB 51 million for a 51% ownership of Xinjiang Origin.

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

Legal Proceedings

We may from time to time be subject to various legal or administrative proceedings, either as plaintiff or defendant, arising in the ordinary course of our business. Except otherwise disclosed in this report, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim that, in the view of our management, is likely to materially and adversely affect our business, financial position or results of operations.

In July, 2010, a company lodged a legal lawsuit against one of Beijing Origin’s subsidiaries with a claim of RMB500, 000. The lawsuit centered on a dispute over the sales contract for a licensed seed of Beijing Origin’s subsidiary. In 2011, the court concluded the lawsuit in favor of Beijing Origin’s subsidiary. However, the plaintiff lodged an appeal to the court. In February, 2012, a civil mediation was conducted by the court and concluded that Beijing Origin’s subsidiary has the right to produce and sell the licensed seed until it is withdrawn from the market.

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

B. Significant changes.

No significant changes since September 30, 2012

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

The following table provides the historical high and low trading prices for Origin’s ordinary shares for the periods indicated below.

			The OTCBB
	The OTCBB Price		Price per		The OTCBB		Nasdaq (2)
	per Common Stock		Warrant		Price per Unit		Price per Share
	High	Low	High	Low	High	Low	High	Low
Annual Market Prices
Year 2008 (until September 30 2008)	N/A	N/A	N/A	N/A	N/A	N/A	14.99	4.32
Year 2009 (until September 30 2009)	N/A	N/A	N/A	N/A	N/A	N/A	6.46	1.7
Year 2010 (until September 30, 2010)	N/A	N/A	N/A	N/A	N/A	N/A	15.02	4.40
Year 2011(until September 30 2011)	N/A	N/A	N/A	N/A	N/A	N/A	11.31	2.33
Year 2012 (until September 30, 2012)	N/A	N/A	N/A	N/A	N/A	N/A	4.49	1.30
Quarterly Market Prices
First Quarter 2010 ended December 31, 2009	N/A	N/A	N/A	N/A	N/A	N/A	14.57	4.40
Second Quarter 2010 ended March 31, 2010	N/A	N/A	N/A	N/A	N/A	N/A	15.02	8.27
Third Quarter 2010, ended June 30, 2010	N/A	N/A	N/A	N/A	N/A	N/A	10.83	6.63
Fourth Quarter 2010 ended September 30, 2010	N/A	N/A	N/A	N/A	N/A	N/A	9.47	6.72
First Quarter 2011 ended December 31, 2010	N/A	N/A	N/A	N/A	N/A	N/A	11.45	7.9
Second Quarter 2011 ended March 31, 2011	N/A	N/A	N/A	N/A	N/A	N/A	11.31	7.7
Third Quarter 2011, ended June 30, 2011	N/A	N/A	N/A	N/A	N/A	N/A	8	3.69
Fourth Quarter 2011 ended September 30, 2011	N/A	N/A	N/A	N/A	N/A	N/A	4.95	2.33
First Quarter 2012 ended December 31, 2011	N/A	N/A	N/A	N/A	N/A	N/A	3.14	2.10
Second Quarter 2012 ended March 31, 2012	N/A	N/A	N/A	N/A	N/A	N/A	4.49	2.24
Third Quarter 2012, ended June 30, 2012	N/A	N/A	N/A	N/A	N/A	N/A	2.48	1.30
Fourth Quarter 2012 ended September 30, 2012	N/A	N/A	N/A	N/A	N/A	N/A	1.87	1.30

Monthly Market Prices
Jul-12	N/A	N/A	N/A	N/A	N/A	N/A	1.87	1.31
Aug-12	N/A	N/A	N/A	N/A	N/A	N/A	1.68	1.30
Sep-12	N/A	N/A	N/A	N/A	N/A	N/A	1.59	1.37
Oct-12	N/A	N/A	N/A	N/A	N/A	N/A	1.56	1.42
Nov-12	N/A	N/A	N/A	N/A	N/A	N/A	1.69	1.37
Dec-12	N/A	N/A	N/A	N/A	N/A	N/A	1.49	1.36

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

E. Taxation.

The following is a general summary of certain material British Virgin Islands and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any existing or prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the British Virgin Islands and the United States.

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

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ordinary shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ordinary shares for a sufficient period of time, dividend distributions on our ordinary shares will generally constitute qualified dividend income taxed at a preferential rate as long as our ordinary shares continue to be readily tradable on the NASDAQ Global Select Market and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

We believe that we were not a PFIC for the taxable year 2012. However, there can be no assurance that we will not be a PFIC for the taxable year 2012 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2012 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

We have recorded RMB0.30 million (US$0.05 million) of foreign exchange loss in our net income for the twelve months ended September 30, 2012, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are exchanged, as well as re-evaluate its policy of using a fixed-rate regime to a basket of currencies govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately-0.8%, 3.6%, 5.5% and 2.8% in the fiscal year ended September 30, 2009, 2010, 2011 and 2012 respectively. Sustained or increased inflation in China could have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially changed during the period covered by this Annual Report.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures: As of September 30, 2012 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s management including the Chief Executive Officer and the Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company's disclosure controls and procedures. We have determined those controls are effective as of September 30, 2012.

(b) Report of Origin’s Management on Internal Control over Financial Reporting: Origin’s Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system is designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2012. In making this assessment, it used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, the management hasn’t identified material weakness in the Company’s internal control over financial statement closing process, as a result, the management concluded that the Company’s internal control over financial reporting was effective.

(c)  Attestation report of the registered public accounting firm.   BDO China ShuLun Pan Certified Public Accountants LLP, our independent registered public accounting firm, has audited our internal control over financial reporting as of September 30, 2012, and has issued an attestation report set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Origin Agritech Limited

We have audited the internal control over financial reporting of Origin Agritech Limited and its subsidiaries and variable interest entities (the “Company”) as of September 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15(b), Report of Origin’s Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities as of September 30, 2011 and 2012, and the related consolidated statements of income and comprehensive income, equity, and cash flows for the years then ended and our report dated January 8, 2013 expressed an unqualified opinion thereon.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

January 8, 2013

Changes in Internal Control over Financial Reporting

During the fiscal year 2012, the Company reviewed and took measures to augment its financial reporting and internal control organization. We recruited and appointed a new Audit Committee chairman Mr. Cordell who has extensive business experience in global agriculture and great understanding in corporate governance and financial reporting. We also hired a new Chief Financial Officer, Dr. James Chen, who joined the Company in January, 2012. Dr. Chen has extensive experiences in global chemical industries and financial markets. In addition, we hired an internal auditor director and a financial reporting manager, both of whom have extensive knowledge in their respective fields, including but not limited to Sarbanes-Oxley Section 404 and US GAAP.

The Company also hired additional persons for its financial department with sufficient knowledge of US GAAP including, but not limited to a US CPA to be responsible for understanding and addressing US GAAP issues across the Company. The Company also provided regular training on an ongoing basis to accounting and other relevant personnel that cover a broad range of accounting and financial reporting topics. The Company reorganized the finance department and the separate internal audit department, and established clear roles and responsibilities to ensure that staff in place at all levels can properly implement internal controls over financial reporting.

The actions taken above have led to a remediation of the material weakness identified by our management and independent registered public accounting firm in 2011.

Except as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The board of directors believes that Larry Kenneth Cordell, a member of our Audit Committee, meets the criteria for an “audit committee financial expert” as established by the SEC and is an independent director.

Mr. Cordell will not be deemed an “expert” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Cordell as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of our Audit Committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Cordell as an audit committee financial expert does not affect the duties, obligations or liability of any other member of our Audit Committee or board of directors and Mr. Cordell is independent.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)   Audit Fees.

 The aggregate fees billed for the fiscal year ended September 30, 2012 for professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP and BDO Limited for the audit of internal control over financial reporting and the financial statements for the fiscal year ended September 30, 2012 was US$0.42 million and US$0.015 million, respectively. The aggregate fees billed for professional services rendered by BDO Limited and BDO China Shu Lun Pan Certified Public Accountants LLP for the audit of internal control over financial reporting and the financial statements for the fiscal years ended September 30, 2011 were US$0.25 million and US$0.25 million.

(b)   Audit - Related Fees.

The aggregate fees billed for the year ended September 30, 2011 and 2012 for professional services rendered by BDO Limited and BDO China Shu Lun Pan Certified Public Accountants LLP for the performance of agree-upon procedures for the quarterly financial statements during the year ended September 30, 2011 and 2012 were US$0.03 million and US$0.03 million respectively.

(c) Tax Fees.

We did not enter into any engagement during the fiscal years ended September 30, 2011 or 2012 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d) All Other Fees.

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal years ended September 30, 2011 and 2012.

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

BDO Hong Kong was the principal independent accountants of the Company and reported on the financial statements for the fiscal year ended September 30, 2010. There were no disagreements between the Company and BDO Hong Kong on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, within the period from BDO Hong Kong’s engagement and through the fiscal year of the Company ended September 30, 2010, and subsequently up to the date of dismissal which disagreements that, if not resolved to BDO Hong Kong’s satisfaction, would have caused BDO Hong Kong to make reference to the subject matter of the disagreement in connection with its report issued in connection with the audit of the Company’s financial statements.

None of the reportable events described under Item 304(a)(1)(v)(A)-(D) of Regulation S-K occurred within the period from BDO Hong Kong’s engagement and through the fiscal year of the Company ended September 30, 2010 and subsequently up to the date of resignation.

BDO Hong Kong’s audit reports on financial statements for the fiscal year ended September 30, 2010 of the Company contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

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

ITEM 16G. CORPORATE GOVERNANCE.

As a foreign private issuer (“FPI”) whose securities are listed the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of the requirements of the NASDAQ Marketplace Rules (the “NASDAQ Rules”) pursuant to NASDAQ Rule 5615, which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. We have provided to NASDAQ the necessary documentation to afford the Company these exemptions.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements for the Company and its subsidiaries are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit
Number	Description
1.1

Memorandum and Articles of Association of Origin Agritech Limited re-registered under the new Business Companies Act of the British Virgin Islands as of July 10, 2006 (Incorporated by reference to Exhibit 1.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006.

4.1

2005 Performance Equity Plan (Incorporated by reference to Annex D of the proxy statement/prospectus included in our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 27, 2005).

4.2

2009 Performance Equity Plan (Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (file no. 333-166226) filed with the Securities and Exchange Commission on April 22, 2010).

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

4.8	Joint Development agreement with Corn Research Institute of Li County (1st Agreement) (Incorporated by reference to Exhibit 10.28 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

Exhibit
Number	Description
4.9

Joint Development Agreement with Corn Research Institute of Li County (2nd Agreement) (Incorporated by reference to Exhibit 10.29 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005).

4.10

Form Equity Transfer Agreement between Beijing Origin and shareholders of Denong Zhengcheng Seed Co., Ltd. pursuant to which Beijing Origin acquired 52.21% equity interest in Denong Zhengcheng Seed Co., Ltd. dated as of January 16, 2006 (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006),

4.11

Equity Transfer Agreement between Beijing Origin and Jilin Academy of Agriculture Science dated as of December 6, 2005 (Incorporated by reference to Exhibit 4.17 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.12

Equity Transfer Agreement between Beijing Origin and China National Center for Biotechnology Development dated as of December 28, 2004 (Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.13

New Corn Seed Liyu 35 Joint Development Agreement between Beijing Origin and Shijiazhuang Liyu Technology Development Co., Ltd. dated as of March 30, 2006 (Incorporated by reference to Exhibit 4.20 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006).

4.14

Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 31, 2002 (Incorporated by reference to Exhibit 4.21 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.15	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 9, 2003 (Incorporated by reference to Exhibit 4.22 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

8.1*	List of Subsidiaries

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP Limited to incorporation of its report on the Registrant's consolidated financial statements for fiscal years ended 2011 and 2012 into Registrant's Registration Statements on Forms S-8 (#333-145865 and #333-166226) and Form F-3 (#333-166236)

Exhibit
Number	Description
15.2*	Consent of BDO Limited to incorporation of its report on the Registrant's consolidated financial statements for fiscal year ended 2010 into Registrant's Registration Statements on Forms S-8 (#333-145865 and # 333-166226) and Form F-3 (#333-166236)

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: January 9, 2013	ORIGIN AGRITECH LIMITED

/s/Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Origin Agritech Limited

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities (the “Company”) as of September 30, 2011 and 2012 and the related consolidated statements of income and comprehensive income, equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2011 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated January 8, 2013 expressed an unqualified opinion thereon.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, The People’s Republic of China

January 8, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Origin Agritech Limited

We have audited the accompanying consolidated statements of income and comprehensive income, equity and cash flows of Origin Agritech Limited and its subsidiaries and variable interest entities (the “Company”) for the year ended September 30, 2010, all expressed in Renminbi. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the result of operations and cash flows of the Company for the year ended September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited

BDO Limited

Hong Kong

January 27, 2011

CONSOLIDATED BALANCE SHEETS

(In thousands, except number of share and per share data)

	September 30,
	2011	2012	2012
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	129,942	152,789	24,095
Accounts receivable, less allowance for doubtful amounts of RMB2,714 and RMB6,752 as of September 30, 2011 and 2012, respectively (note 4)	6,616	7,065	1,114
Due from related parties (note 3)	5,183	2,082	328
Advances to suppliers (note 5)	12,418	7,802	1,230
Advances to growers	78,623	88,194	13,909
Inventories (note 6)	210,826	282,544	44,558
Income tax recoverable (note 18)	2,155	2,159	341
Other current assets (note 7)	65,055	16,407	2,587
Total current assets	510,818	559,042	88,162
Land use rights, net (note 8)	33,094	32,318	5,097
Plant and equipment, net (note 9)	190,094	317,085	50,006
Equity investments (note 10)	20,503	22,433	3,538
Goodwill (note 2)	11,973	11,973	1,888
Acquired intangible assets, net (note 11)	29,232	25,585	4,035
Deferred income tax assets (note 18)	3,028	1,755	277
Other assets (note 12)	19,640	5,246	827
Total assets	818,382	975,437	153,830
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (note 13)	20,000	35,000	5,520
Current portion of long-term borrowings (note 13)	-	4,000	630
Accounts payable	5,740	5,031	793
Due to growers	7,947	4,304	679
Due to related parties (note 3)	1,728	2,769	437
Advances from customers	397,933	435,044	68,608
Deferred revenues	19,812	23,243	3,666
Income tax payable (note 18; note 21)	39,060	39,060	6,160
Other payables and accrued expenses (note 14)	40,351	56,744	8,949
Total current liabilities	532,571	605,195	95,442
Long-term borrowings (note 13)	-	35,000	5,520
Other long-term liability (note 15)	-	21,810	3,439
Total liabilities	532,571	662,005	104,401
Commitments and contingencies (note 21)

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,382,812 and 23,382,812 shares issued and outstanding as of September 30, 2011 and 2012, respectively)	-	-	-
Additional paid-in capital	394,344	397,671	62,714
Accumulated deficit	(99,533)	(100,967)	(15,923)
Treasury stock at cost (498,851 shares) (note 17)	(29,377)	(29,377)	(4,633)
Accumulated other comprehensive loss	(6,397)	(6,280)	(990)
Total Origin Agritech Limited shareholders’ equity	259,037	261,047	41,168

Non-controlling interests	26,774	52,385	8,261
Total equity	285,811	313,432	49,429

Total liabilities and equity	818,382	975,437	153,830

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except number of share and per share data)

	Year ended September 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Revenues	584,860	567,434	552,111	87,070
Cost of revenues	(353,587)	(371,591)	(387,783)	(61,155)

Gross profit	231,273	195,843	164,328	25,915
Operating expenses
Selling and marketing	(52,227)	(56,831)	(56,437)	(8,900)
General and administrative	(78,708)	(86,748)	(77,585)	(12,236)
Research and development	(38,356)	(44,771)	(37,629)	(5,934)
Other income, net	2,340	5,120	3,852	608

Total operating expenses, net	(166,951)	(183,230)	(167,799)	(26,462)

Income(loss) from operations	64,322	12,613	(3,471)	(547)

Interest expense	(8,539)	(1,469)	(4,029)	(635)
Share of net income of equity investments	9,370	1,616	4,030	636
Gain on disposal of an equity investment	8,883	-	-	-
Loss on liquidation of a subsidiary	-	(13,582)	-	-
Interest income	1,634	1,771	2,547	401

Income (loss) before income taxes	75,670	949	(923)	(145)

Income tax expense (note 18)
Current	(4,046)	(6,991)	(589)	(93)
Deferred	(5,273)	(6,739)	(1,273)	(201)
Income tax expense	(9,319)	(13,730)	(1,862)	(294)

Net income (loss)	66,351	(12,781)	(2,785)	(439)
Less: Net income (loss) attributable to non-controlling interests	17,298	10,298	(1,351)	(213)

Net income (loss) attributable to Origin Agritech Limited	49,053	(23,079)	(1,434)	(226)

Other comprehensive income (loss)
Net income (loss)	66,351	(12,781)	(2,785)	(439)
Foreign currency translation difference	1,067	2,939	117	19
Comprehensive income (loss)	67,418	(9,842)	(2,668)	(420)
Less: Comprehensive income (loss) attributable to non-controlling interests	17,298	10,298	(1,351)	(213)
Comprehensive income (loss) attributable to Origin Agritech Limited	50,120	(20,140)	(1,317)	(207)

Net income (loss) attributable to Origin Agritech Limited per share – basic (note 19)	2.12	(1.00)	(0.06)	(0.01)

Net income (loss) attributable to Origin Agritech Limited per share – diluted (note 19)	2.10	(1.00)	(0.06)	(0.01)

Shares used in calculating basic net income (loss) per share	23,189,464	23,351,615	23,382,812	23,382,812

Shares used in calculating diluted net income (loss) per share	23,337,265	23,351,615	23,382,812	23,382,812

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except number of share and per share data)

	Equity attributable to Origin Agritech Limited
					Accumulated
			Additional	Retained	Other		Non-
	Common stock		Paid-in	Earnings	Comprehensive	Treasury	controlling	Total
	Shares	Amount	Capital	(Deficit)	Income (Loss)	Stock	Interest	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of September 30, 2009	23,013,692	-	391,620	(125,507)	(10,403)	(29,377)	51,389	277,722

Net income for the year	-	-	-	49,053	-	-	17,298	66,351
Issuance of common stock upon exercise of share options	278,720	-	6,535	-	-	-	-	6,535
Acquisition of additional equity interest in a subsidiary from non-controlling interests	-	-	(15,971)	-	-	-	(8,229)	(24,200)
Share-based compensation expense	-	-	4,868	-	-	-	-	4,868
Acquisition of a subsidiary	-	-	-	-	-	-	3,538	3,538
Dividend paid to non-controlling interests	-	-	-	-	-	-	(6,907)	(6,907)
Translation adjustment	-	-	-	-	1,067	-	-	1,067

Balance as of September 30, 2010	23,292,412	-	387,052	(76,454)	(9,336)	(29,377)	57,089	328,974

Net income (loss) for the year	-	-	-	(23,079)	-	-	10,298	(12,781)
Issuance of common stock upon exercise of share options	90,400	-	2,654	-	-	-	-	2,654
Share-based compensation expense	-	-	4,638	-	-	-	-	4,638
New subsidiary established	-	-	-	-	-	-	19,600	19,600
Liquidation of a subsidiary	-	-	-	-	-	-	(48,123)	(48,123)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(12,090)	(12,090)
Translation adjustment	-	-	-	-	2,939	-		2,939
Balance as of September 30, 2011	23,382,812	-	394,344	(99,533)	(6,397)	(29,377)	26,774	285,811

Net loss for the year	-	-	-	(1,434)	-	-	(1,351)	(2,785)
Share-based compensation expense	-	-	3,327	-	-	-	-	3,327
Capital injection from a non-controlling shareholder	-	-	-	-	-	-	29,400	29,400
Disposal of non-controlling interest in a subsidiary	-	-	-	-	-	-	(2,438)	(2,438)
Translation adjustments	-	-	-	-	117	-	-	117
Balance as of September 30, 2012	23,382,812	-	397,671	(100,967)	(6,280)	(29,377)	52,385	313,432

In US$ @ 6.3410		-	62,714	(15,923)	(990)	(4,633)	8,261	49,429

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Operating activities:
Net income (loss) attributable to Origin Agritech Limited	49,053	(23,079)	(1,434)	(226)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	21,712	23,307	19,541	3,082
Loss (gain) on disposal of plant and equipment	(26)	6,252	1,401	221
Gain on disposal of a land use right	-	-	(825)	(130)
Gain on disposal of an equity investment	(8,883)	(1)	-	-
Loss on disposal of Kunfeng’s assets	-	-	1,814	286
Loss on liquidation of a subsidiary	-	13,583	-	-
Impairment on receivables	-	1,872	4,038	637
Inventory write down	14,971	12,978	27,453	4,329
Deferred income tax assets	5,274	6,739	1,273	201
Non-controlling interests	17,298	10,298	(1,351)	(213)
Share-based compensation expense	4,868	4,638	3,327	525
Share of net income of equity investments	(9,370)	(1,616)	(4,030)	(636)
Changes in operating assets and liabilities:
Accounts receivable, net	(4,356)	1,560	(4,486)	(708)
Due from related parties	1,897	(76)	3,101	489
Advances to growers	(16,010)	(37,932)	(9,571)	(1,509)
Advances to suppliers	2,940	(8,432)	4,616	728
Inventories	45,783	15,175	(102,230)	(16,122)
Income tax recoverable	(1,020)	590	(4)	(1)
Other current assets	98	4	48,648	7,672
Other assets	3,193	(3,010)	14,394	2,270
Accounts payable	(5,137)	(3,220)	(709)	(112)
Due to growers	32,567	(34,239)	(3,643)	(574)
Due to related parties	(7,773)	984	1,041	164
Advances from customers	128,834	49,136	37,111	5,853
Deferred revenues	4,831	(3,299)	3,431	541
Income tax payable	4,414	4,113	-	-
Other long-term liabilities	9,426	(7,003)	21,810	3,439
Other payables and accrued expenses	4,020	8,135	17,997	2,838

Net cash provided by operating activities	298,604	37,457	82,713	13,044

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS – Continued

(In thousands)

	Year ended September 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Investing activities:
Dividends received	1,200	2,467	2,100	331
Purchase of plant and equipment	(15,839)	(56,332)	(104,214)	(16,435)
Liquidation of a subsidiary	-	(67,980)	-	-
Proceeds from disposal of an equity investment	50,000	-	-	-
Additional capital injection to an equity investment	-	(600)	-	-
Proceeds from disposal of land use right	-	-	1,140	180
Proceeds from disposal of plant and equipment	247	-	5,495	867
Deposits for purchase of acquired technology and land use rights	(39)	(1,280)	-	-
Deposits for purchase of plant and equipment	(3,044)	(11,468)	(43,874)	(6,919)
Business acquisition, net of cash acquired	(10,540)	-	-	-
Purchase of land use rights	-	-	(431)	(68)
Purchase of intangible assets	(6,880)	(19,197)	(3,599)	(568)
Net cash provided by (used in) investing activities	15,105	(154,390)	(143,383)	(22,612)

Financing activities:
Restricted bank deposits	500	-	-	-
Proceeds from short-term borrowings	191,900	20,000	105,000	16,559
Repayment of short-term borrowings	(186,290)	(85,900)	(90,000)	(14,193)
Proceeds from long-term borrowings			39,000	6,150
Repurchase of convertible notes	(117,896)	-	-	-
Acquisition of additional equity interest from non-controlling shareholders	(24,200)	-	-	-
Capital injection from a non-controlling shareholder	-	19,600	29,400	4,636
Dividends paid to non-controlling shareholders	(6,908)	(12,090)	-	-
Proceeds from exercise of share options	6,535	2,654	-	-
Net cash (used in) provided by financing activities	(136,359)	(55,736)	83,400	13,152

Net increase (decrease) in cash and cash equivalents	177,350	(172,669)	22,730	3,584
Cash and cash equivalents, beginning of year	121,255	299,672	129,942	20,492
Effect of exchange rate changes on cash and cash equivalents	1,067	2,939	117	19
Cash and cash equivalents, end of year	299,672	129,942	152,789	24,095

Supplemental disclosures of cash flow information:
Income taxes paid	652	6,990	589	93

Interest paid	8,539	1,469	4,029	635

Supplemental disclosure of non-cash investing activities:
Disposal of assets in lieu of payment for liabilities	-	-	1,814	286
Other current assets to be received from liquidation of a subsidiary	-	45,236	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Origin Agritech Limited (“Agritech”), incorporated under the laws of the British Virgin Islands, and its subsidiaries and variable interest entities (together, the “Company”) are principally engaged in hybrid crop seed development, production and distribution. As of September 30, 2012, details of the Company’s subsidiaries and variable interest entities are as follows:

	Date of	Place of	Percentage
	Incorporation	Incorporation	of	Principal
Name	or Establishment	or Establishment	Ownership	Activity

Subsidiaries:
State Harvest Holdings Limited (“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment holding

Beijing Origin State Harvest	December 1, 2004	People’s Republic	100%	Hybrid seed
Biotechnology Limited (“BioTech”)		of China (“PRC”)		Technology development

Shandong Kunfeng Biochemical Limited (note (iii)) (“Kunfeng”)	June 14, 2006	PRC	100%	Agricultural chemical producer

Variable interest entity:
Beijing Origin Seed Limited (note (i)) (“Beijing Origin”)	December 26, 1997	PRC	-	Hybrid crop seed development,
				production and
				distribution

Subsidiaries held by Beijing Origin:
Henan Origin Cotton Technology Development Limited (note (i)) (“Henan Cotton”)	March 2, 2001	PRC	92.04%	Hybrid crop seed development, production and distribution

Changchun Origin Seed Technology Development Limited (note (i); note (iv)) (“Changchun Origin”)	April 29, 2003	PRC	99.83%	Hybrid crop seed development, production and distribution

Linze Origin Seed Limited (note (i))	November 18, 2008	PRC	100%	Hybrid crop seed development, production and distribution

Xinjiang Originbo Seed Company Limited (“Xinjiang Origin”) (note (i); note (ii))	July 13, 2011	PRC	51%	Hybrid crop seed development, production and distribution

Denong Zhengcheng Seed Limited (note v) (“Denong”)	June 21, 2000	PRC	98.58%	Hybrid seed development, production and distribution

Note (i):	Beijing Origin Seed Limited, Henan Origin Cotton Technology Development Limited, Changchun Origin Seed Technology Development Limited, Linze Origin Seed Limited and Xinjiang Originbo Seed Company Limited are collectively referred to as “Beijing Origin”.
Note (ii):	During the year, both Beijing Origin and the non-controlling interest made capital injection to Xinjiang Originbo Seed Company Limited, leading to an increase in its paid in capital to RMB100,000 from RMB40,000 in last year. Subsequent to the capital injection, Beijing Origin holds a 51% ownership interest in Xinjiang Origin.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

Note (iii):	As of April 6, 2012, Kunfeng has completed its restructuring procedures and is now a wholly owned subsidiary of BioTech.
Note (iv):	In July 2012, Beijing Origin made capital injection to Changchun Origin, leading to an increase in its paid in capital to RMB30,000 from 5,000 in last year. Subsequent to the capital injection, the share ratio of Beijing Origin increased to 99.83% from 99% last year.
Note (v):	In June 2012, Beijing Origin made capital injection to Denong, leading to an increase in its paid in capital to RMB120,000 from 80,000 last year. Subsequent to the capital injection, the share ratio of Beijing Origin increased to 98.58% from 97.87% last year.

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

RMB
Net assets acquired:
Cash	163,517
Other current assets	6,201
Due to State Harvest Shareholders and their designee	(2,022)
Other payables and accrued expenses	(965)

166,731
Less: Transaction costs paid in cash	(14,430)
Tax effect of the Share Exchange Transaction	(39,060)

113,241

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

Reorganization of State Harvest prior to the Share Exchange Transaction

On December 1, 2004, State Harvest established BioTech, a wholly-owned foreign enterprise (“WOFE”) under the laws of the PRC with an operating period of 20 years.

Under PRC law, foreign entities are not currently permitted to own more than 49% of a seed production company. In order to address those restrictions, State Harvest conducts substantially all of its business through contractual agreements with its variable interest entity (“VIE”), Beijing Origin. These agreements are summarized in the following paragraphs.

Stock Consignment Agreements

As discussed above in “Foreign Ownership Restrictions,” under Chinese law, foreign ownership of businesses engaged in the breeding of new varieties, development, production, marketing, distribution and sale of hybrid food crop seeds is limited to 49% pursuant to the Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry and The Foreign Investment Industrial Guidance Catalogue. State Harvest, as a non-Chinese corporation, may not directly own more than 49% of any of the PRC Operating Companies. However, Chinese law does not forbid the owner of stock to consign rights associated with the stock, as long as the owner does not transfer title to the stock. To gain control over the PRC Operating Companies, State Harvest entered into a series of stock consignment agreements with shareholders of those companies.

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

Technical Service Agreements

Beijing Origin entered into Technical Service Agreements with BioTech dated December 25, 2004. Under these agreements, BioTech shall provide, with its own technical research resource and team, technical services for the production and distribution of agricultural seeds during the period of the agreements. In return, Beijing Origin is required to pay BioTech service fee calculated according to the weight of corn, rice and cotton seeds sold by the Beijing Origin.

Through the contractual agreements described above, State Harvest is deemed the sole beneficiary of Beijing Origin resulting in Beijing Origin being deemed a subsidiary of State Harvest under the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810-10-05 (former Financial Interpretation 46 (Revised) “Consolidation of Variable Interest Entities” (FIN 46(R))). The agreements described above provided for effective control of Beijing Origin to be transferred to State Harvest at December 25, 2004. Neither State Harvest nor BioTech had any operating activity prior to entering into the consignment agreements with Beijing Origin. In substance, State Harvest has substantially all the same shareholders of Beijing Origin. This transaction has been accounted for on a basis similar to reorganization between entities under common control. Accordingly, State Harvest’s consolidated financial statements are prepared by including the consolidated financial statements of Beijing Origin through December 24, 2004, and subsequently the Company’s consolidated financial statements include the financial statements of State Harvest, its majority owned subsidiary and Beijing Origin through the date of the Share Exchange Transaction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – Continued

Risks in relation to the VIE structure

Three of our PRC operating subsidiaries are controlled subsidiaries through stock consignment agreements rather than by direct ownership of shares, the terms of which may have to be enforced, which would require us to incur extra costs, create uncertainty as to ownership of the operating businesses involved and risk the possible loss of rights. There is the risk, however, that a consigning shareholder will not fulfill its obligations under the stock consignment agreement. In that event, we may need to resort to the PRC courts to have our rights under the applicable agreement enforced. Such enforcement will cause us to incur legal expenses. In addition, while a case is pending there will be uncertainty regarding our rights as to the three PRC operating subsidiaries involved. In addition, a PRC court may decide not to enforce the agreements in whole or in part. To the extent these agreements are neither observed nor enforced as intended, the PRC operating subsidiaries will not be controlled by us as intended, which will affect our enterprise value and restrict our ability to obtain the income and other rights of ownership associated with the consigned stock. It may also prevent the consolidation of our financial statements with the PRC operating subsidiaries, which would reduce the reported earnings of the consolidated companies. The uncertainty of ownership may also adversely affect the market value of our ordinary shares.

Whether or not a stock consignment agreement is terminated depends on the consensus of our Board and the consignees. Any such termination could result in a possible loss of certain rights or assets held by us without receiving fair value in return. The stock consignment agreements relating to our control of the stock of our PRC operating subsidiaries may be terminated after three years upon mutual agreement between us and the consignees. Holding this amount of stock will allow these officers to control or greatly influence the selection of directors and matters submitted to a vote of our shareholders, including voting to terminate the stock consignment agreements.

There are corporate protections in place designed to protect our interests, such as an independent Board of Directors, an audit committee comprised of independent directors that must approve insider transactions, a code of conduct requiring fair dealing with the Company, and the British Virgin Islands statutory provision that a disposition of more than 50% of the assets of a company must be approved by a majority of the shareholders. Moreover, if consigned stock is transferred to us as provided in the stock consignment agreements when the restrictions under PRC law are lifted, that stock will no longer be subject to the stock consignment agreements, and the termination of the stock consignment agreements would then have no effect on the ownership of that stock. However, if the stock consignment agreements are terminated, then we would lose our rights with respect to the consigned stock and the profits from the issuing corporation. Such a loss would impair the value of the Company and would reduce our ability to generate revenues.

The revenues of the Company has been generated from VIE and its subsidiaries for the year ended September 30, 2010, 2011 and 2012 are 97.96%, 96.63% and 96.41%, respectively. VIE and its subsidiaries also account for 93% and 96.41% of the total assets of the Company as at September 30, 2011 and 2012 respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Convenience translation into United States dollars

The consolidated financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2012 of RMB6.3410 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

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

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

The carrying amount of the goodwill at September 30, 2011 and 2012 represents the cost arising from the business combinations in previous years and no impairment on goodwill was recognized for any of the periods presented for the Company. The movement for goodwill is as follow:

	September 30,
	2010	2011	2012
	RMB	RMB	RMB

Balance at beginning of year	16,665	16,665	11,973
Additions	-	-	-
Written off	-	(4,692)	-

	16,665	11,973	11,973

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

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

Revenue recognition

The Company derives its revenues primarily from the sale of various branded conventional seeds and branded seeds with biotechnology traits.

Revenue is recognized when pervasive evidence of an arrangement exists, products have been delivered, the price is fixed or determinable, collectability is reasonably assured and the right of return has expired. The Company generally determines the final selling price after a period the goods are delivered to the customers. Accordingly, the Company defers revenues recognition until the selling price has been finalized with the customers.

The estimated amounts of revenues billed in excess of revenues recognized are recorded as deferred revenues.

Government subsidies

A government subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received.

When the Company received the government subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The reclassification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled.

The Company received several financial supports from various levels of the government. In fiscal years 2011 and 2012, the Company received government subsidies of RMB nil and RMB14,000 respectively for plant and equipment projects; RMB nil and RMB10,900 respectively for land use right; and RMB nil and RMB3,640 for R&D and others. Government subsidies recognized as other income in the statement of income for the year ended September 30, 2010, 2011 and 2012, were RMB1,362, RMB nil and RMB3,846, respectively.

Cost of revenues

Cost of revenues consists of expenses directly related to sales, including the purchase prices and development costs for seeds and, during the fiscal years ended September 30, 2011 and 2012, agricultural chemical products, depreciation and amortization, impairment of inventory, shipping and handling costs, salary and compensation, supplies, license fees, and rent.

Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

Advertising costs

Advertising costs are expensed when incurred and included in selling and marketing expenses. For the years ended September 30, 2010, 2011 and 2012, advertising costs were RMB1,560, RMB1,126 and RMB3,215, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

For the years ended September 30, 2010, 2011 and 2012, shipping and handling cost included in selling and marketing expenses were RMB12,164, RMB10,503, and RMB11,446 respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which is a new guidance on the presentation of comprehensive income that will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. It is applicable to the Company’s fiscal year beginning January 1, 2012. Currently, the Company evaluated the effect of ASU 2011-05 on its financial statements and does not expect its adoption will have a material effect on its consolidated financial statements.

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

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): disclosures about Offsetting Assets and Liabilities, which requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (“IFRS”). This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. Its adoption of ASU 2011-11 is not expected to have material impact on its consolidated financial statements.

ASU 2011-05 was modified by the issuance of ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 in December 2011, which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. The Company believes that its adoption of ASU 2011-12 will not have any material impact on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar in approach to the goodwill impairment test. The new guidance allows an entity the option to first assess qualitatively whether it is more likely than not (that is, a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired, thus necessitating that it perform the quantitative impairment test. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not that the asset is impaired. The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted for annual and interim impairment tests performed as of a date before July 27, 2012, if the financial statements for the most recent annual or interim period have not yet been issued. The Company will adopt the provisions of this new guidance on October 1, 2012. The Company believes that its adoption of ASU 2012-02 will not have any material impact on its consolidated financial statements.

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements, which makes certain technical corrections and “conforming fair value amendments” to the FASB Accounting Standards Codification. The amendments affect various codification topics and apply to all reporting entities within the scope of those topics. These provisions of the amendment are effective upon issuance, except for amendments that are subject to transition guidance, which will be effective for fiscal periods beginning after December 15, 2012. The Company believes that its adoption of ASU 2012-04 will not have any material impact on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related party relationships

Name of related parties	Relationship
Jinong	Being an equity investment of the Company (note 10)
Liyu	Being an equity investment of the Company (note 10)
Henan Agriculture University	Being the non-controlling interest of Beijing Origin
Xinjiang Jinbo Seed Limited	Being the non-controlling interest of Xinjiang Origin

(2)	Due from related parties

	September 30,
	2011	2012
	RMB	RMB

Jinong	3,505	-
Henan Agriculture University (note (i))	24	2,082
Non-controlling interests of Denong	7	-
Xinjiang Jinbo Seed Limited	1,447	-
Non-controlling interests of Kunfeng	200	-

	5,183	2,082

Note (i):   The balance as of September 30, 2012 represented the research funding from Origin to SK Wu Research Institute (through Henan Agriculture University), which is jointly sponsored by the provincial government of Henan Province and Origin.

(3)	Due to related parties

	September 30,
	2011	2012
	RMB	RMB

Non-controlling interests of Denong	113	-
Xinjiang Jinbo Seed Limited	-	950
Companies controlled by the Company’s directors	1,385	1,366
Ex-shareholders of State Harvest	140	156
Liyu	90	297

	1,728	2,769

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(4)	Transactions with related parties

(a)	Sales to

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Jinong	-	2,000	8,319

(b)	Purchases from

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Biocentury	116	-	-
Liyu	240	90	-
Xinjiang Jinbo Seed Limited	-	-	2,788
Jinong	6	-	25,984

	362	90	28,772

(c)	Technology usage fees charged by

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Liyu	5,471	5,953	9,541
Henan Agriculture University	68	-	-
Non-controlling interests of Denong	599	602	-
Biocentury	306	-	-

	6,444	6,555	9,541

The above amounts related to technology usage fees paid to certain related party research centers for the exclusive right to use certain seed technologies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(d)	Purchases of plant and equipment from

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Jinong	150	-	-

(e)	Rental expense paid for plant and equipment

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Jinong	935	468	-

(f)	Research & Development expenses

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Holding company of Jinong	5,000	5,000	-

(g)	Dividend received from

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Liyu	1,200	2,467	2,100

(h)	Dividend paid to

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Jinong	5,025	10,050	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of trade receivables resulting from sales of products during the normal course of business.

Allowance for doubtful account is as follows:

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Balance at beginning of year	842	842	2,714
Additions	-	1,872	4,038

Balance at end of year	842	2,714	6,752

The additions in allowance for doubtful account were recorded in general and administrative expenses. The increase was mainly caused by that full allowance were provided for the accounts receivable balance in Kunfeng.

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	September 30,
	2011	2012
	RMB	RMB

Purchases of materials	7,460	2,357
Prepayments for advertisement	280	620
Prepayments for transportation fee	-	928
Prepayments for operating lease	218	186
Prepayments for testing fee	284	134
Utility deposit	935	977
Deposits for research and development fee	1,301	1,050
Deposits for housing fund center	323	-
Prepayment for seed usage right	-	574
Others	1,617	976

	12,418	7,802

Advances to suppliers mainly represent deposits paid but related materials and services have not been provided to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

6.	INVENTORIES

Inventories consist of the following:

	September 30,
	2011	2012
	RMB	RMB

Work in progress and supplies	197,118	266,632
Finished goods	34,961	43,459
Provision	(21,253)	(27,547)

	210,826	282,544

As of September 30, 2011 and 2012, goods already delivered to customers but still recorded in finished goods, amounted to RMB10,200 and RMB10,959, respectively. As the Company does not recognize revenues until the selling prices of respective goods have been finalized with the customers, goods delivered to customers as mentioned above will only be transferred to cost of revenues when related revenues is recognized.

Provision for inventories is as below:

	Years ended September 30,
	2011	2012
	RMB	RMB

Balance at beginning of year	22,026	21,253
Additions	12,978	27,453
Write-off	(13,751)	(21,159)

Balance at end of year	21,253	27,547

7.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	September 30,
	2011	2012
	RMB	RMB

Advances to staff for business use	8,287	8,368
Refundable deposit for a cancelled project	241	-
Receivable from liquidation of Jilin Changrong	45,236	-
Receivable from liquidation of Changji	1,751	-
Loan to a customer (note (i))	3,000	-
Deposits for rental	2,666	3,999
Deposits for research and development	2,195	-
Deposits for land use right	-	2,805
Others	1,679	1,235

	65,055	16,407

Note (i): The balance represented the loan to one of the customers in Denong with the interest rate of 6.1% per annum. Full repayment was received in February 2012 together with the interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

8.	LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	September 30,
	2011	2012
	RMB	RMB

Land use rights	36,569	36,399
Accumulated amortization	(3,475)	(4,081)

Land use rights, net	33,094	32,318

Land use rights with net values of RMB453 and RMB2,546 have been pledged as collateral for bank loans as of September 30, 2011 and 2012.

Amortization expenses for the years ended September 30, 2010, 2011 and 2012 were RMB489, RMB502 and RMB892, respectively.

9.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2011	2012
	RMB	RMB

Plant and building	140,301	155,343
Machinery and equipment	52,972	73,824
Furniture and office equipment	11,466	11,536
Motor vehicles	18,338	10,194
Leasehold improvements	212	212

Total	223,289	251,109
Accumulated depreciation	(61,438)	(66,000)
Construction in progress	28,243	131,976

Plant and equipment, net	190,094	317,085

Included in plant and building with net values of RMB6,882 and RMB35,570 have been pledged for bank loans as of September 30, 2011 and 2012.

The depreciation expenses for the years ended September 30, 2010, 2011 and 2012 were RMB11,531, RMB16,235, and RMB12,803, respectively.

Construction in progress refers to mainly the new office buildings, production lines and other production facilities under construction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

10.         EQUITY INVESTMENTS

Equity investments consist of the following:

	September 30,
	2011	2012
	RMB	RMB

Equity method investment	20,503	3,712
Cost method investment	-	18,721
	20,503	22,433

Liyu

The Company owns 30% equity interest in Liyu and accounts for the investment in Liyu under the equity method. For the years ended September 30, 2010, 2011 and 2012, the Company recorded its pro-rata share of earnings in Liyu of RMB497, RMB2,954 and RMB4,030 respectively. The Company also received dividends of RMB1,200, RMB2,467 and RMB2,100 respectively from Liyu for each of the years ended September 30, 2010, 2011 and 2012. The dividend received was accounted for as a reduction in equity investments.

Jinong

The Company owns 23% equity interest in Jinong and accounts for the investment under the equity method before fiscal year 2011. While one shareholder of Jinong increased its investment and the share owned by the Company reduced to 17.94% in this year, the Company has no significant influence in Jinong anymore and the accounting for the investment changed to cost method. For the years ended September 30, 2010, 2011, the Company recorded its pro-rata share of earnings (losses) in Jinong of RMB1,215 and RMB(1,345), respectively. We assessed the impairment of the investment as of September 30, 2012. As the share of net equity the Company owned is greater than the investment cost, no impairment noted.

11.         ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	September 30,
	2011	2012
	RMB	RMB

Technology rights for licensed seeds	74,723	78,323
Distribution network	6,739	6,739
Trademark and certificates	1,687	-
Others	4,763	4,763

	87,912	89,825
Accumulated amortization	(54,366)	(59,926)
Impairment provision	(4,314)	(4,314)

Acquired intangible assets, net	29,232	25,585

Amortization expenses for the years ended September 30, 2010, 2011 and 2012 were RMB9,692, RMB8,870 and RMB5,846, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

11.         ACQUIRED INTANGIBLE ASSETS, NET - Continued

No impairment provision has been charged for the years ended September 30, 2010, 2011 and 2012.

Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB

2013	4,619
2014	3,786
2015	3,108
2016	2,645
2017	1,616

Total	15,774

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights amortized over an average usage period of 5 years and charged to general and administrative expenses.

12.         OTHER ASSETS

Other assets consist of the following:

	September 30,
	2011	2012
	RMB	RMB

Prepaid lease	1,510	2,232
Deposits for purchase of acquired intangible assets	1,280	-
Deposits for purchase of plant and equipment	16,568	2,977
Others	282	37

	19,640	5,246

13.         BORROWINGS

	September 30,
	2011	2012
	RMB	RMB

Short-term borrowings	20,000	35,000

Current portion of long-term borrowings	-	4,000

Long-term borrowings	-	35,000

As of September 30, 2012, short-term borrowings were comprised of secured and unsecured bank loans of RMB5,000 and RMB30,000, respectively. Secured bank loan of RMB5,000 represented the bank borrowing under Beijing Origin, which has been supported by a land use right of RMB2,546 (note 8) and plant and equipment of RMB35,570 (note 9). The annual interest rate is 6.888%.

On the other hand, unsecured bank loans of RMB30,000 represented the bank borrowings with annual interest rate of 7.216%, which were under Linze Origin. The loans have been guaranteed by Beijing Origin.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

13.         BORROWINGS - Continued

As of September 30, 2012, long-term borrowings were comprised of unsecured bank loans of RMB39,000 under Xinjiang Origin, which have been guaranteed by Beijing Origin with annual interest rates ranged from 7.040% to 7.315%. The current portion of the loan amounted to RMB4,000, which will be due within one year, is presented as “current portion of long-term borrowing” on the consolidated balance sheet as of September 30, 2012.

As of September 30, 2011, short-term borrowings were comprised of secured bank loan of RMB20,000 which is under Linze Origin Seed Limited and has been guaranteed by a land use right of RMB453 (note 8) and plant and equipment of RMB6,882 (note 9). The annual interest rate is 6.56%.

Interest expense and weighted average interest rate for the years ended September 30, 2010, 2011 and 2012 were RMB8,539 and 5.70%, RMB1,469 and 6.56%, RMB4,029 and 7.04%, respectively.

14.         OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,
	2011	2012
	RMB	RMB

Payable for purchase of plant and equipment	206	10,158
Payable for purchase of land use rights	1,050	1,050
Payable for purchase of construction-in-progress	2,009	1,443
Professional fee payable	3,789	2,028
Salaries and bonus payable (note i)	9,949	18,966
Accrued interest	1,813	1,813
Accrued compensation expenses	150	36
Accrued other expenses	1,284	3,917
Other taxes payable	350	782
Deposits from growers	2,407	3,425
Payable for labor union and education expenses	677	595
Loans from employees of Denong (note ii)	310	310
Loans from third parties (note iii)	3,600	3,600
Payable to former owners of Kunfeng	2,060	-
Deferred government subsidies	8,526	6,289
Others	2,171	2,332
	40,351	56,744

Note (i): Salaries and bonus payable increased in fiscal year 2012 due to our bonus payment timing change after our corporate-wide restructuring and the introduction of pay-for-performance contracts with employees.

Note (ii): RMB310 were borrowed from employees of Denong with interest free, unsecured and have no fixed repayment terms at the years ended September 30, 2011 and 2012, respectively.

Note (iii): RMB3,600 was borrowed from third party companies with interest free, unsecured and have no fixed repayment terms at the years ended September 30, 2011 and 2012, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

15.         OTHER LONG-TERM LIABILITY

In the current year, the Company received government subsidies from the local PRC government for plant and equipment projects of RMB14 million (US$2.21 million) and land use right of RMB10.90 million (US$1.72 million). The non-current portion of such government subsidies are recorded as long-term liability for, which will be amortized over the estimated useful lives related to the plant and land use right.

16.         SHARE OPTION PLANS

On November 8, 2005, the Company adopted the 2005 Performance Equity Plan (the “2005 Plan”) which allows the Company to offer a variety of incentive awards to employees to acquire up to 1,500,000 ordinary shares under the 2005 Plan. On April 22, 2010, the Company adopted the 2009 Performance Equity Plan and is authorized to issue equity based awards for up to 1,500,000 ordinary shares to the Company’s. The main purpose of the two plans is to provide an existing structure and renewable benefit plan for senior management and directors, employees and consultants.

Under the terms of the 2005 Plan, on November 8, 2005, options to purchase 974,000 ordinary shares at the price of US$8.75 per share were granted (“Tranche 1”), which all expired on November 8, 2010; on October 22, 2007 the Company granted its employees options to purchase 20,000 ordinary shares at the price of US$9.27 which all expired on October 22, 2012 (“Tranche 2”); on March 28, 2008 the Company granted its employees options to purchase 381,000 ordinary shares at the price of US$5.30 (“Tranche 3”); on June 16, 2008 the Company granted its employees options to purchase 10,000 ordinary shares at the price of US$6.64 (“Tranche 4”); and on January 4, 2010 the Company granted its employees options to purchase 125,000 ordinary shares at the price of US$12.23 (“Tranche 5”). Under the terms of the 2009 Plan, on January 3, 2011, the company granted its employees options to purchase 120,000 ordinary shares at the price of US$10.84 (“Tranche 6”); and on January 3, 2012, the company granted its employees options to purchase 365,000 ordinary shares at the price of US$2.55 (“Tranche 7”). All the options have an expiration date that is 5 years from the date of grant and vest immediately or over a period of 1 to 5 years. As of September 30, 2012, there were 259,500 shares under the 2005 Plan allocated to awards and there were 480,000 shares under the 2009 Plan allocated to awards.

On September 14, 2009, the compensation committee of the Board of Directors approved re-pricing of outstanding option grants for reduced awards from US$8.75 per share to US$4.00 per share or the substitution of restricted stock for outstanding grants under Tranche 1 that no longer offer the kind of incentive opportunity originally sought for valued employees. The revised terms of the stock options were accounted for as a modification in accordance with ASC 718-10.  For the purpose of determining the amount of any incremental share-based compensation cost that may have resulted from the modification of the exercise prices, the Company compared the fair value of modified awards and that of the original awards, both estimated at the date of the modification and determined that none of the modifications required the recognition of additional share-based payment expense. The weighted average fair value at the modification date of US$2.66 was estimated using the Black-Scholes Option Pricing Model. As of September 14, 2009, there are modified awards outstanding covering a total of 214,120 ordinary shares which included the restricted stock awards for 89,300 shares. All of these are now expired.

After the adjusted awards, all the option awards have an exercise price of $4.00 to $12.23 and expire 5 years from the date of grant and vest immediately or over a period of 1 to 5 years.

During the fiscal years ended September 30, 2011 and 2012, 90,400 and nil options were exercised.

For the options outstanding at September 30, 2011 and 2012, the weighted average remaining contractual lives are 2.91 and 3.07 years, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

16.         SHARE OPTION PLANS - Continued

A summary of the share option activity under the 2005 and 2009 Plans is as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7
Grant date	November 8, 2005	October 22, 2007	March 28, 2008	June 16, 2008	January 4, 2010	January 3, 2011	January 3, 2012

Options outstanding as of October 1, 2010	64,400	5,000	156,167	10,000	125,000	-	-
Number of options granted	-	-	-	-	-	120,000	-
Options exercised	(64,400)	-	(26,000)	-	-	-	-
Options cancelled/ forfeited/ expired	-	-	-	-	(5,000)	-	-

Options outstanding as of September 30, 2011	-	5,000	130,167	10,000	120,000	120,000	-
Number of options granted	-	-	-	-	-	-	365,000
Options cancelled/ forfeited/ expired	-	-	(5,667)	-	-	(5,000)	-
Outstanding as of September 30, 2012	-	5,000	124,500	10,000	120,000	115,000	365,000

Options vested and exercisable
At September 30, 2011	-	-	130,167	10,000	120,000	-	-

At September 30, 2012	-	5,000	124,500	10,000	120,000	115,000	365,000

Weighted average fair value at the grant date (USD)	2.69	4.55	2.69	3.42	7.20	6.08	1.45

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche 1#	Tranche 2	Tranche 3*	Tranche 4	Tranche 5	Tranche 6	Tranche 7

Exercise price (USD)	8.75	9.27	5.30	6.64	12.23	10.84	2.55
Average risk-free interest rate	4.47%	4.08%	2.51%	3.73%	1.66%	1.03%	0.40%
Expected option life (year)	3.5	3.8	2.7	2.9	3	3	3
Volatility rate	30.79%	60.86%	78.17%	77.27%	92.81%	88.03%	90.30%
Dividend yield	-	-	-	-	-	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

16.         SHARE OPTION PLANS - Continued

#	Tranche 1 was modified on September 14, 2009. The exercise price modified to USD 4.00 and the fair value was USD 2.66 at the modified date.

*	Tranche 3 consists of different vesting structures. The expected option life and fair value presented above are weighted average numbers.

The aggregate intrinsic value as of September 30, 2011 and 2012 is USD nil and USD nil respectively.

The Company recorded share-based compensation expense of RMB4,868, RMB4,638 and RMB3,327 for the years ended September 30, 2010, 2011 and 2012 respectively. As of September 30, 2011 and 2012, there were RMB942 and RMB769 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the Plan. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 0.26 year.

17.         TREASURY STOCK

During the year ended September 30, 2007, the Company repurchased 498,851 common stock of the Company with a total cost of RMB29,377 under the approval of the Board of Directors. The Company recorded the entire purchase price of the treasury stock as a reduction of equity. The Company has made no additional purchases of common stock during the years ended September 30, 2011 and 2012.

18.         INCOME TAXES

Agritech and its subsidiary, State Harvest are incorporated in the British Virgin Islands and are subject to taxation under the laws of the British Virgin Islands. State Harvest’s subsidiary and State Harvest’s variable interest entity, Beijing Origin and its majority owned subsidiaries (together, the “PRC entities”) were incorporated in the PRC and governed by the PRC laws.

The applicable tax rate of the PRC Enterprise Income Tax (“EIT”) was changed from 33% to 25% on January 1, 2008, according to the Corporate Income Tax Law. The preferential tax rate previously enjoyed by the PRC entities is gradually transitioned to the new standard rate of 25% over a five-year transitional period. In addition, article 28 of the new tax law stated that the income tax rate of a “high technology” company (high-tech status) is to remain at 15%.

Preferential tax treatment of Beijing Origin as “high technology” company (High-tech Status) has been agreed with the relevant tax authorities. Beijing Origin is entitled to a preferential tax rate of 15% which is subject to annual review. As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2010, 2011 and 2012 are 15%.

Had all the above tax holidays and concessions not been available, the tax charges would have been higher by RMB7,648, RMB5,226 and RMB2,012, and the basic net income (loss) per share would have been lower (higher) by RMB0.33, RMB(0.23) and RMB(0.16) for the years ended September 30, 2010, 2011 and 2012, respectively. The diluted net income (loss) per share for the years ended September 30, 2010, 2011 and 2012 would have been lower (higher) by RMB0.33, RMB(0.23) and RMB(0.16), respectively.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2012, the management considered that the Company had no uncertain tax positions affected its consolidated financial position and results of operations or cash flow other than for the contingent US tax liabilities mentioned under note 21. The Company will continue to evaluate for the uncertain position in future. The estimated interest costs have been provided in the Company’s financial statements up to the year ended September 30, 2012. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

18.         INCOME TAXES - Continued

The provision for income taxes expenses consists of the following:

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Current	4,046	6,991	589
Deferred	5,273	6,739	1,273

	9,319	13,730	1,862

The principal components of the deferred income tax assets are as follows:

	September 30,
	2011	2012
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	20,928	33,265
Impairment on inventory	3,634	5,772
Others	3,498	6,929

Non-current deferred income tax assets	28,060	45,966
Valuation allowances	(25,032)	(44,211)

Net non-current deferred income tax assets	3,028	1,755

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2011 and 2012.

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

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely. The expiration period of unused tax losses is as follows:

	Year ended September 30,
	2011	2012
	RMB	RMB
Calendar year ending,
2012	11,694	11,694
2013	25,586	15,747
2014	188	-
2015	11,042	10,997
2016	45,944	54,491
2017	-	77,399

	94,454	170,328

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

18.         INCOME TAXES - Continued

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended September 30,
	2010	2011	2012
	%	%	%

Statutory rate	25	25	25
Effect of preferential tax treatment	(10)	(550)	218
Effect of different tax jurisdiction	4	307	(156)
Permanent book-tax difference	-	403	1,757
Effect of changes of applicable tax rate	-	-	-
Change in valuation allowance	(5)	998	(2,078)
Under (over) provision in prior year	(2)	256	32

Effective income tax rate	12	1,439	(202)

19.         INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Net income (loss) (numerator), basic and diluted	49,053	(23,079)	(1,434)

Shares (denominator):
Common stock outstanding	23,292,412	23,382,812	23,382,812
Weighted average common stock outstanding used in computing basic income per share	23,189,464	23,351,615	23,382,812

Add: Share options	147,801	-	-
Weighted average common stock outstanding used in computing diluted income per share	23,337,265	23,351,615	23,382,812

Net income (loss) per share-basic	2.12	(1.00)	(0.06)

Net income (loss) per share-diluted	2.10	(1.00)	(0.06)

As of September 30, 2010, the effect of conversion and exercise of the Company’s outstanding options are included as their effect is dilutive. As of September 30, 2011 and 2012, the effect of the outstanding options was anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

20.         EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB10,494, and RMB12,752, and RMB13,476 for the years ended September 30, 2010, 2011 and 2012, respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. The appropriation has been made for the years ended September 30, 2010, 2011 and 2012 were RMB2,598, RMB nil and RMB nil. There was no after-tax profit recorded in the PRC statutory accounts for 2012 and 2011. On the other hand, the amount set aside as of September 30, 2011 and 2012 were RMB24,789 and RMB24,789.

21.         COMMITMENTS AND CONTINGENCIES

(a)       Capital commitments

As of September 30, 2011 and 2012, capital commitments for the purchase of long-term assets are as follows:

	September 30,
	2011	2012
	RMB	RMB

Equipment	9	25,615
Plant and building construction	15,353	8,773
Technology use right	730	-
Project of gene modification	5,000	2,000

	21,092	36,388

(b)      Operating lease

The Company acquired certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended September 30, 2010, 2011 and 2012 were RMB3,614, RMB5,310 and RMB3,773 respectively.

As of September 30, 2012, the Company was obligated under operating leases requiring minimum rental as follows:

RMB
Year ending September 30,

2013	2,685
2014	1,504
2015	1,546
2016	1,316
2017	900
Thereafter	8,409

16,360

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

21.         COMMITMENTS AND CONTINGENCIES - Continued

(c)        Contingent tax liabilities

The Company assesses the contingent tax liabilities that may arise from the Share Exchange Transaction (note 1) and considers such contingent tax liabilities are more-likely-than-not. As of September 30, 2011 and 2012, contingent tax liabilities of RMB39,059 including late payment penalty and interest was included in the income tax payable in the accompanying consolidated balance sheet. The contingent tax was charged to the equity because the assumption of such liabilities by the Company was part of the recapitalization in connection with the Share Exchange Transaction. The Company does not expect to incur tax liabilities at the higher end of the range which were estimated to be in the range RMB39,059 to RMB64,218, based on the information currently available.

In 2009, we reviewed the contingent tax position. On September 23, 2010, the Company filed a revised 2005 tax return to the United States Internal Revenue Service, or IRS, to modify and supplement the previously filed tax return regarding this tax liability. The IRS has not responded to the tax filing as of the date of the filing of this report. While the timeline for the IRS to question on the tax return is generally three years, this matter may take a prolonged period of time to resolve depending on the return time for IRS and the necessity, if any, of future appeals or re-evaluation. No material changes have occurred as of September 30, 2012.

22.         FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and borrowings are reasonable estimates of their fair value. All the financial instruments are for trade purposes. No level 2 or 3 fair value assessment has been made.

23.         SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s main products include hybrid corn and rice seeds, which have been organized as one reporting segment since they have similar nature and production procedures, with similar economic characteristics. The Company’s chief operating decision maker, the Chief Executive Officer, receives and reviews the result of the operation for all products as a whole when making decisions about allocating resources and assessing performance of the Company. In accordance with FASB ASC 280-10, the Company is not required to report the segment information for the products.

All of the Company’s sales and all of the Company’s long-lived assets are located in the PRC.

The Company had no customers which accounted for 10% or more of the Company’s revenues for any of the years presented in the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

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

Interest risk

The interest rates and terms of repayment of bank and other borrowings ranged from 6.56% to 7.32%, which are fixed at the inception of the borrowings. Other financial assets and liabilities do not have material interest rate risk.

Liquidity risk

We believe our working capital is sufficient to meet our present requirements. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the long-term, we intend to rely primarily on cash flow from operations and additional borrowings from banks to meet our anticipated cash needs. If our anticipated cash flow is insufficient to meet our requirements, we may also seek to sell additional equity, debt or equity-linked securities.

Country risk

The Company has significant investments in the PRC. The operating results of the Company may be adversely affected by changes in the political and social conditions in the PRC and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance; however, those changes in political and other conditions will not result in any adverse impact.

25.         CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial statements of Origin Agritech Limited (the “parent company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the parent company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB109,651 and RMB109,651 as of September 30, 2011 and 2012, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEET

	September 30
	2011	2012
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	1,099	1,991
Other receivables	118	3
Acquired intangible assets, net	1	-
Due from inter-companies	136,796	129,807
Total current assets	138,014	131,801
Investment in unconsolidated subsidiaries	165,522	170,383
Total assets	303,536	302,184

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

25.         CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - Continued

CONDENSED BALANCE SHEET - Continued

LIABILITIES AND EQUITY
Current liabilities
Due to related parties	1,509	1,506
Other payables and accrued expenses	3,931	572
Income tax payable	39,059	39,059
Total current liabilities	44,499	41,137
Total stockholders’ equity	259,037	261,047
Total liabilities and stockholders’ equity	303,536	302,184

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Cost of revenues	(208)	(21)	-
Operating expenses
Selling and marketing	(295)	(29)	-
General and administrative	(11,058)	(11,596)	(7,475)
Research and development	(146)	(32)	-
Other income, net	-	-	1,595
(Loss) from operations	(11,707)	(11,678)	(5,880)
Equity in earnings of unconsolidated subsidiaries	60,507	(11,402)	4,446
Interest income	253	1	-
Interest expense	-	-	-
Profit (loss) before income taxes	49,053	(23,079)	(1,434)
Income tax expense	-	-	-
Net profit (loss)	49,053	(23,079)	(1,434)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Net cash provided by/(used in) operating activities	108,012	(3,745)	(2,137)
Net cash provided by/(used in) financing activities	(106,493)	7,292	3,327
Net increase/(decrease) in cash and cash equivalents	1,519	3,547	1,190
Cash and cash equivalents, beginning of year	6,245	4,995	1,099
Effect of exchange rate changes on cash and cash equivalents	(2,769)	(7,443)	(298)
Cash and cash equivalents, end of year	4,995	1,099	1,991

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

25.         CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - Continued

BASIS OF PRESENTATION

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent Company has used equity method to account for its investments in subsidiaries.

