Form 20-F/A
period 2012-09-30
Origin Agritech LTD
filed 2013-01-18
CIK 1321851

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

☐Item 17               ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes     ☒No

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment”) to the Annual Report on Form 20-F for the year ended September 30, 2012, (“Form 20-F”) of Origin Agritech Limited, is being filed for the sole purpose of furnishing Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 to this report provides the consolidated financial statements and related notes from the Form 20-F formatted in eXtensible Business Reporting Language (“XBRL”).

Pursuant to Rule 406T of Regulation S-T, the interactive data files of Exhibit 101 hereto are deemed not filed as part of the registration statement or any prospectus that incorporates those exhibits for purposes of Sections 11 and 12 of the Securities Act of 1933 and are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under those sections.

This Amendment does not reflect events occurring after the filing of the Form 20-F or modify or update those disclosures that may be or have been affected by subsequent events. Such sub sequent matters will be addressed, as required, in subsequent reports filed by the registration with the SEC. Accordingly, this Amendment should be read in conjunction with the Form 20-F and the registrant’s other filings with the SEC.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit
Number	Description

1.1	Memorandum and Articles of Association of Origin Agritech Limited re-registered under the new Business Companies Act of the British Virgin Islands as of July 10, 2006 (Incorporated by reference to Exhibit 1.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006.

4.1	2005 Performance Equity Plan (Incorporated by reference to Annex D of the proxy statement/prospectus included in our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 27, 2005).

4.2	2009 Performance Equity Plan (Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (file no. 333-166226) filed with the Securities and Exchange Commission on April 22, 2010).

4.3	Technical Service Agreement between Origin Biotechnology and Beijing Origin (Incorporated by reference to Exhibit 10.14 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.4	Technical Service Agreement between Origin Biotechnology and Henan Origin (Incorporated by reference to Exhibit 10.15 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.5	Technical Service Agreement between Origin Biotechnology and Changchun Origin (Incorporated by reference to Exhibit 10.16 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.6	Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.17 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.7	Technology Transfer Agreement between Henan Agriculture University and Beijing Origin (YuYu22) (Incorporated by reference to Exhibit 10.27 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.8	Joint Development agreement with Corn Research Institute of Li County (1st Agreement) (Incorporated by reference to Exhibit 10.28 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.9	Joint Development Agreement with Corn Research Institute of Li County (2nd Agreement) (Incorporated by reference to Exhibit 10.29 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005).

4.10	Form Equity Transfer Agreement between Beijing Origin and shareholders of Denong Zhengcheng Seed Co., Ltd. pursuant to which Beijing Origin acquired 52.21% equity interest in Denong Zhengcheng Seed Co., Ltd. dated as of January 16, 2006 (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006),

Exhibit
Number	Description

4.11	Equity Transfer Agreement between Beijing Origin and Jilin Academy of Agriculture Science dated as of December 6, 2005 (Incorporated by reference to Exhibit 4.17 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.12	Equity Transfer Agreement between Beijing Origin and China National Center for Biotechnology Development dated as of December 28, 2004 (Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.13	New Corn Seed Liyu 35 Joint Development Agreement between Beijing Origin and Shijiazhuang Liyu Technology Development Co., Ltd. dated as of March 30, 2006 (Incorporated by reference to Exhibit 4.20 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006).

4.14	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 31, 2002 (Incorporated by reference to Exhibit 4.21 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.15	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 9, 2003 (Incorporated by reference to Exhibit 4.22 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

8.1*	List of Subsidiaries

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

12.1**	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2**	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP Limited to incorporation of its report on the Registrant's consolidated financial statements for fiscal years ended 2011 and 2012 into Registrant's Registration Statements on Forms S-8 (#333-145865 and #333-166226) and Form F-3 (#333-166236)

15.2*	Consent of BDO Limited to incorporation of its report on the Registrant's consolidated financial statements for fiscal year ended 2010 into Registrant's Registration Statements on Forms S-8 (#333-145865 and # 333-166226) and Form F-3 (#333-166236)

101.INS**	XBRL Instant Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit
Number	Description

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed on January 10, 2013
**	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this amendment on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: January 18, 2013

ORIGIN AGRITECH LIMITED

/s/ Gengchen Han

Name: Gengchen Han

Title: Chief Executive Officer