Form 20-F/A
period 2012-09-30
Origin Agritech LTD
filed 2014-01-10
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

☐Yes       ☒No

EXPLANATORY NOTE

As reported in Item 18 of the Annual Report on Form 20-F filed on January 8, 2013, by Origin Agritech Limited, a British Virgin Islands corporation (the “Company”), Note 10 of the Company’s consolidated financial statements, Equity Investment, the Company owns a 30% equity interest in the Shijiazhuang Liyu Technology and Development Co., Ltd. (“Liyu”) and accounts for the investment under the equity method. For the year ended September 30, 2012, the Company recorded its pro-rata share of earnings in Liyu in the amount of RMB4,030,000, the proportion of which over the Company’s average income of the most recent five years is over 20%, therefore, the third condition of Rule 1-02(w) of Regulation S-X is met. As such, separate audited financial statements of Liyu are required under Rule 3-09 of Regulation S-X to be included in the Annual Report.

The Company is amending its Annual Report on Form 20-F for the fiscal year ended September 30, 2012 to add the disclosures required by Rule 4-08(g) of Regulation S-X with respect to summarized financial information of Liyu in Note 10 of the Company’s consolidated financial statements and include the audited financial statements of Liyu. This amendment includes only Item 18, the signature page, and the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Exhibits 12.1, 12.2, 13.1 and 13.2) and the consents of independent registered public accounting firms to incorporation of their reports on the Registrant's consolidated financial statements and Liyu’s financial statements (Exhibits 15.1 and 15.2).

ORIGIN AGRITECH LIMITED

TABLE OF CONTENTS

INTRODUCTION

PART III
Item 18.	Financial Statements	1
Item 19.	Exhibits	1

PART III

ITEM 18: FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F/A.

•	Origin Agritech Limited’s consolidated financial statements (Page F-1 to F-39)

•	Shijiazhuang Liyu Technology Development Co., Ltd.’s financial statements (Page F-41 to F-54)

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit
Number	Description
12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*

Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its reports on the Registrant's consolidated financial statements for fiscal years ended 2011 and 2012 and Shijiazhuang Liyu Technology Development Co., Ltd.’s financial statements for fiscal years ended 2010, 2011 and 2012 into Registrant's Registration Statements on Forms S-8 (#333-145865 and #333-166226)

15.2 *	Consent of BDO Limited to incorporation of its report on the Registrant's consolidated financial statements for fiscal year ended 2010 into Registrant's Registration Statements on Forms S-8 (#333-145865 and # 333-166226)

*         Filed herewith.

1

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: January 10, 2014	ORIGIN AGRITECH LIMITED

/s/Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer

2

ORIGIN AGRITECH LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	F – 1

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2011 AND 2012	F – 3

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012	F - 4

CONSOLIDATED STATEMENTS OF EQUITY FOR THE YEARS ENDED
SEPTEMBER 30, 2010, 2011 AND 2012	F - 5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2011 AND 2012	F - 6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F - 8

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

F -1

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

F -2

ORIGIN AGRITECH LIMITED

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

F -3

ORIGIN AGRITECH LIMITED

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

F -4

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except number of share and per share data)

	Equity attributable to Origin Agritech Limited
				Retained	Accumulated
			Additional	Earnings	Other		Non-
	Common stock		Paid-in	(Deficit)	Comprehensive	Treasury	controlling	Total
	Shares	Amount	Capital		Income (Loss)	Stock	Interest	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of September 30, 2009	23,013,692	-	391,620	(125,507)	(10,403)	(29,377)	51,389	277,722

Net income for the year	-	-	-	49,053	-	-	17,298	66,351
Issuance of common stock upon exercise of share options	278,720	-	6,535	-	-	-	-	6,535
Acquisition of additional equity interest in a subsidiary from non-controlling interests	-	-	(15,971)	-	-	-	(8,229)	(24,200)
Share-based compensation expense	-	-	4,868	-	-	-	-	4,868
Acquisition of a subsidiary	-	-	-	-	-	-	3,538	3,538
Dividend paid to non-controlling interests	-	-	-	-	-	-	(6,907)	(6,907)
Translation adjustment	-	-	-	-	1,067	-	-	1,067

Balance as of September 30, 2010	23,292,412	-	387,052	(76,454)	(9,336)	(29,377)	57,089	328,974

Net income (loss) for the year	-	-	-	(23,079)	-	-	10,298	(12,781)
Issuance of common stock upon exercise of share options	90,400	-	2,654	-	-	-	-	2,654
Share-based compensation expense	-	-	4,638	-	-	-	-	4,638
New subsidiary established	-	-	-	-	-	-	19,600	19,600
Liquidation of a subsidiary	-	-	-	-	-	-	(48,123)	(48,123)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(12,090)	(12,090)
Translation adjustment	-	-	-	-	2,939	-		2,939
Balance as of September 30, 2011	23,382,812	-	394,344	(99,533)	(6,397)	(29,377)	26,774	285,811

Net loss for the year	-	-	-	(1,434)	-	-	(1,351)	(2,785)
Share-based compensation expense	-	-	3,327	-	-	-	-	3,327
Capital injection from a non-controlling shareholder	-	-	-	-	-	-	29,400	29,400
Disposal of non-controlling interest in a subsidiary	-	-	-	-	-	-	(2,438)	(2,438)
Translation adjustments	-	-	-	-	117	-	-	117
Balance as of September 30, 2012	23,382,812	-	397,671	(100,967)	(6,280)	(29,377)	52,385	313,432

In US$ @ 6.3410		-	62,714	(15,923)	(990)	(4,633)	8,261	49,429

The accompanying notes are an integral part of these consolidated financial statements.

F -5

ORIGIN AGRITECH LIMITED

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

F -6

ORIGIN AGRITECH LIMITED

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

F -7

ORIGIN AGRITECH LIMITED

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

F -8

ORIGIN AGRITECH LIMITED

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

F -9

ORIGIN AGRITECH LIMITED

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

F -10

ORIGIN AGRITECH LIMITED

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

F -11

ORIGIN AGRITECH LIMITED

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

F -12

ORIGIN AGRITECH LIMITED

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

F -13

ORIGIN AGRITECH LIMITED

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

F -14

ORIGIN AGRITECH LIMITED

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

Cost of revenues

Cost of revenues consists of expenses directly related to sales, including the purchase prices and development costs for seeds and agricultural chemical products, depreciation and amortization, impairment of inventory, shipping and handling costs, salary and compensation, supplies, license fees, and rent, during the fiscal years ended September 30, 2010, 2011 and 2012.

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

F -15

ORIGIN AGRITECH LIMITED

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

F -16

ORIGIN AGRITECH LIMITED

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

F -17

ORIGIN AGRITECH LIMITED

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

F -18

ORIGIN AGRITECH LIMITED

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

F -19

ORIGIN AGRITECH LIMITED

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

F -20

ORIGIN AGRITECH LIMITED

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

F -21

ORIGIN AGRITECH LIMITED

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

F -22

ORIGIN AGRITECH LIMITED

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

F -23

ORIGIN AGRITECH LIMITED

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

F -24

ORIGIN AGRITECH LIMITED

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

F -25

ORIGIN AGRITECH LIMITED

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

A summary of the financial information of Liyu is set forth below:

Balance sheets:	September 30,
	2011	2012
	RMB	RMB

Current assets	8,287	14,091
Non-current assets	4,290	5,783
Total assets	12,577	19,874
Current and total liabilities	(6,412)	(7,275)
Total shareholders’ equity	6,165	12,599

Operating results:	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Revenue	10,830	19,027	19,038
Income from operations	1,714	11,304	11,818
Net income	1,655	9,845	13,434

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

F -26

ORIGIN AGRITECH LIMITED

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

F -27

ORIGIN AGRITECH LIMITED

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

Interest expense and weighted average interest rate for the years ended September 30, 2010, 2011 and 2012 were RMB8,539 and 5.70%, RMB1,469 and 6.56% , RMB4,029 and 7.04%, respectively.

F -28

ORIGIN AGRITECH LIMITED

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

F -29

ORIGIN AGRITECH LIMITED

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

F -30

ORIGIN AGRITECH LIMITED

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

F -31

ORIGIN AGRITECH LIMITED

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

F -32

ORIGIN AGRITECH LIMITED

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

F -33

ORIGIN AGRITECH LIMITED

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

F -34

ORIGIN AGRITECH LIMITED

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

As of September 30, 2012, the Company was obligated under operating leases requiring minimum rental as follows:

RMB
Year ending September 30,

2013	2,685
2014	1,504
2015+	1,546
2016	1,316
2017	900
Thereafter	8,409

16,360

F -35

ORIGIN AGRITECH LIMITED

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

F -36

ORIGIN AGRITECH LIMITED

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

F -37

ORIGIN AGRITECH LIMITED

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

F -38

ORIGIN AGRITECH LIMITED

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

F -39

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

F -40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Shijiazhuang Liyu Technology Development Co., Ltd.

We have audited the accompanying balance sheets of Shijiazhuang Liyu Technology Development Co., Ltd. (the “Company”) as of September 30, 2011 and 2012 and the related statements of income and comprehensive income, equity and cash flows for the years ended September 30, 2010, 2011 and 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2011 and 2012, and the results of its operations and its cash flows for the years ended September 30, 2010, 2011 and 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, The People’s Republic of China

January 10, 2014

F -41

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

BALANCE SHEETS

(In thousands, except number of share and per share data)

	September 30,
	2011	2012	2012
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	7,008	13,701	2,161
Accounts receivable, less allowance for doubtful amounts of RMB520 and RMB520 as of September 30, 2011 and 2012, respectively (note 4)	-	7	1
Amount due from related party (note 3)	90	297	47
Advances to suppliers (note 5)	1,116	84	13
Other receivable	73	2	-
Total current assets	8,287	14,091	2,222
Plant and equipment, net (note 6)	2,311	2,550	402
Equity investments (note 7)	301	433	68
Intangible assets, net	1	1	-
Other assets (note 8)	1,677	2,799	442
Total assets	12,577	19,874	3,134

LIABILITIES AND EQUITY
Current liabilities
Deferred revenue	5,851	4,814	759
Amount due to related party (note 3)	560	1,460	230
Other payables and accrued expenses (note 9)	1	1,001	158
Total current liabilities	6,412	7,275	1,147

Commitments and contingencies (note 12)

Shareholders’ equity:
Paid-in capital	3,000	3,000	473
Retained earnings	3,165	9,599	1,514
Total shareholders’ equity	6,165	12,599	1,987

Total liabilities and equity	12,577	19,874	3,134

The accompanying notes are an integral part of these financial statements.

F -42

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except number of share and per share data)

	Year ended September 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Revenue	10,830	19,027	19,038	3,002
Cost of sales	(6,867)	(5,892)	(5,542)	(874)
Gross profit	3,963	13,135	13,496	2,128

Operating expenses
Selling expense	(272)	(298)	(339)	(53)
General and administrative expense	(2,048)	(1,625)	(1,380)	(218)
Other income, net	71	92	41	6

Total operating expenses, net	(2,249)	(1,831)	(1,678)	(265)

Income from operations	1,714	11,304	11,818	1,863
Share of net income (loss) of equity investments	14	(13)	132	21
Interest income	30	19	32	5

Income before income taxes	1,758	11,310	11,982	1,889

Income tax benefit (expense) (note 10)	(103)	(1,465)	1,452	229

Net income and comprehensive income	1,655	9,845	13,434	2,118

The accompanying notes are an integral part of these financial statements.

F -43

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

STATEMENTS OF EQUITY

(In thousands, except number of share and per share data)

	Paid-in	Retained	Total
	Capital	Earnings	Equity
	RMB	RMB	RMB

Balance as of September 30, 2009	1,000	3,665	4,665
Net income for the year	-	1,655	1,655
Dividend paid	-	(4,000)	(4,000)
Balance as of September 30, 2010	1,000	1,320	2,320
Net income for the year	-	9,845	9,845
Capital rejection	2,000	-	2,000
Dividend paid	-	(8,000)	(8,000)
Balance as of September 30, 2011	3,000	3,165	6,165
Net income for the year	-	13,434	13,434
Dividend paid	-	(7,000)	(7,000)
Balance as of September 30, 2012	3,000	9,599	12,599

In US$ @ 6.3410	473	1,514	1,987

The accompanying notes are an integral part of these financial statements.

F -44

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Operating activities:
Net income	1,655	9,845	13,434	2,118
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	230	282	291	46
Loss on disposal of plant and equipment	-	11	10	2
Share of net loss (income) of equity investments	(14)	13	(132)	(21)
Changes in operating assets and liabilities:
Accounts receivable, net	(515)	515	(7)	(1)
Amount due from related party	-	(90)	(207)	(33)
Advances to suppliers	(1,377)	363	1,032	163
Other receivable	45	(73)	71	11
Other assets	-	(1,677)	(1,122)	(177)
Deferred revenue	10,896	(11,444)	(1,037)	(163)
Amount due to related party	-	560	900	142
Other payables and accrued expenses	(39)	(193)	1,000	157

Net cash provided by (used in) operating activities	10,881	(1,888)	14,233	2,244

Investing activities:
Purchase of plant and equipment	(331)	(88)	(620)	(98)
Proceeds from disposal of plant and equipment	-	-	80	13
Net cash used in investing activities	(331)	(88)	(540)	(85)

Financing activities:
Capital injection from shareholder	-	2,000	-	-
Dividends paid to shareholders	(4,000)	(8,000)	(7,000)	(1,104)
Net cash used in financing activities	(4,000)	(6,000)	(7,000)	(1,104)

Net increase (decrease) in cash and cash equivalents	6,550	(7,976)	6,693	1,055
Cash and cash equivalents, beginning of year	8,434	14,984	7,008	1,106
Cash and cash equivalents, end of year	14,984	7,008	13,701	2,161

Supplemental disclosures of cash flow information:
Income taxes paid	103	1,465	-	-

Interest paid	-	-	-	-

The accompanying notes are an integral part of these financial statements.

F -45

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Shijiazhuang Liyu Technology Development Co., Ltd. (the “Company”), located in the Development District of Shijiazhuang city, Hebei Province, was incorporated under the laws of the People’s Republic of China in 2003, which is principally engaged in crop seed research and development.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”); include the assets, liabilities, revenues, expenses and cash flows of the Company.

Convenience translation into United States dollars

The financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2012 of RMB6.3410 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s financial statements include account receivable valuation, and useful lives of plant and equipment and acquired intangible assets. Actual results could differ from those estimates.

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

Plant and equipment, net

Plant and equipment are recorded at cost less accumulated depreciation and amortization. Maintenance and repairs are charged to expense as incurred. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Plant and building	23 years
Furniture and office equipment	5 years
Motor vehicles	8 years

F -46

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

Acquired Intangible assets, net

Acquired intangible assets primarily consist of purchased trademark and are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of these assets and recorded in operating expenses. Amortization is calculated on a straight-line basis over the following estimated useful lives for the main acquired intangible assets:

Trademark	5 years

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

Revenue recognition

Substantially all of the Company’s revenue are derived from the technology usage fee.

Revenue is recognized in the statement of income when earned. The technology usage agreements contain the conditions to be fulfilled, the fee is considered earned when the conditions attached to the agreements are being fulfilled, otherwise, the amounts received in advance from the customers are deferred and recorded as “deferred revenue” under current liabilities in the balance sheet.

Cost of revenues

Cost of revenues consists of expenses directly related to sales, including rent, breeding auxiliary materials, supplies and salary and compensation, during the fiscal years ended September 30, 2010, 2011 and 2012.

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records allowance for uncollectible accounts for this risk.

F -47

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income taxes

Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purposes and is calculated using tax rates that have been enacted or substantively enacted at the end of reporting period. Any tax paid by the Company during the year is recorded.

The Company follows FASB ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company also adopts FASB ASC 740-10-25 to provide criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize any additional liability for uncertain tax positions as a result of the implementation of FASB ASC 740-10-25.

Recently issued accounting pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company is currently evaluating the effect of ASU No. 2011-04, but does not expect its adoption will have a material effect on its financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which is a new guidance on the presentation of comprehensive income that will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. It is applicable to the Company’s fiscal year beginning January 1, 2012. Currently, the Company evaluated the effect of ASU 2011-05 on its financial statements and does not expect its adoption will have a material effect on its financial statements.

F -48

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): disclosures about Offsetting Assets and Liabilities, which requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (“IFRS”). This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. Its adoption of ASU 2011-11 is not expected to have material impact on its financial statements.

ASU 2011-05 was modified by the issuance of ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 in December 2011, which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. The Company believes that its adoption of ASU 2011-12 will not have any material impact on its financial statements.

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar in approach to the goodwill impairment test. The new guidance allows an entity the option to first assess qualitatively whether it is more likely than not (that is, a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired, thus necessitating that it perform the quantitative impairment test. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not that the asset is impaired. The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted for annual and interim impairment tests performed as of a date before July 27, 2012, if the financial statements for the most recent annual or interim period have not yet been issued. The Company will adopt the provisions of this new guidance on October 1, 2012. The Company believes that its adoption of ASU 2012-02 will not have any material impact on its financial statements.

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements, which makes certain technical corrections and “conforming fair value amendments” to the FASB Accounting Standards Codification. The amendments affect various codification topics and apply to all reporting entities within the scope of those topics. These provisions of the amendment are effective upon issuance, except for amendments that are subject to transition guidance, which will be effective for fiscal periods beginning after December 15, 2012. The Company believes that its adoption of ASU 2012-04 will not have any material impact on its financial statements.

F -49

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related party relationships

Name of related parties	Relationship
Shijiazhuang High-Tech Zone Yuanshen Science and Technology Co., Ltd (“Shijiazhuang Yuanshen”)	Being an equity investment of the Company (note 7)
Beijing Origin Seed Limited	Being a shareholder of the Company

(2)	Due from related party

	September 30,
	2011	2012
	RMB	RMB

Beijing Origin Seed Limited	90	297

(3)	Due to related party

	September 30,
	2011	2012
	RMB	RMB

Shijiazhuang Yuanshen	560	1,460

(4)	Transactions with related party

(a)	Sales to

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Beijing Origin Seed Limited	240	90	-

(b)	Technology usage fee received from

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Beijing Origin Seed Limited	5,471	5,953	9,541

(c)	Dividend paid to

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Beijing Origin Seed Limited	1,200	2,467	2,100

F -50

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of trade receivables resulting from the technology usage fee charged to the customers during the normal course of business.

Allowance for doubtful account is as follows:

	Year ended September 30,
	2010	2011	2012
	RMB	RMB	RMB

Balance at beginning of year	520	520	520
Additions	-	-	-

Balance at end of year	520	520	520

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	September 30,
	2011	2012
	RMB	RMB

Prepaid lease	1,079	-
Others	37	84

	1,116	84

6.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2011	2012
	RMB	RMB

Plant and building	1,890	1,890
Furniture and office equipment	447	636
Motor vehicles	1,003	1,132

Total	3,340	3,658
Accumulated depreciation	(1,029)	(1,108)

Plant and equipment, net	2,311	2,550

The depreciation expenses for the years ended September 30, 2010, 2011 and 2012 were RMB230, RMB282, and RMB291, respectively.

F -51

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

7.	EQUITY INVESTMENTS

Equity investments consist of the following:

	September 30,
	2011	2012
	RMB	RMB

Equity method investment	301	433

Shijiazhuang High-Tech Zone Yuanshen Science and Technology Co., Ltd

The Company owns 30% equity interest in Shijiazhuang Yuanshen and accounts for the investment under the equity method. For the years ended September 30, 2010, 2011 and 2012, the Company recorded its pro-rata share of earnings (loss) in Shijiazhuang Yuanshen of RMB14, RMB(13) and RMB132 respectively.

8.	OTHER ASSETS

Other assets consist of the following:

	September 30,
	2011	2012
	RMB	RMB

Deposit for plant and equipment	1,677	2,799

9.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,
	2011	2012
	RMB	RMB

Rental payable	-	1,000
Others	1	1

	1	1,001

10.	INCOME TAXES

The Company was incorporated in the PRC and governed by the PRC laws. The applicable tax rate of the PRC EIT was changed from 33% to 25% on January 1, 2008, according to the PRC EIT Law. In addition, Article 28 of the new tax law stated that the income tax rate of a “high technology” company (high-tech status) is to remain at 15%.

Preferential tax treatment of the Company as “high technology” company (High-tech Status) has been agreed with the relevant PRC Tax Authorities. The Company is entitled to a preferential tax rate of 15% which is subject to annual review. As a result of these preferential tax treatments, the reduced tax rates applicable to the Company for 2010, 2011 and 2012 are 15%.

In accordance with Section 27 of PRC EIT Law and Article 86 of the related Implementation Regulations, the Company is engaged in the business of “breeding of new varieties of crops”, which is entitled to EIT exemption that subject to the validation and approval from the PRC Tax Authority.

F -52

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

10.	INCOME TAXES - Continued

The Company’s provision for income taxes benefit (expense) for the years ended September 30, 2010, 2011 and 2012 were RMB(103), RMB(1,465) and RMB1,452, respectively, only consist of current tax benefit (expense). The Company did not have any significant temporary differences relating to deferred tax assets/ liabilities as of September 30, 2011 and 2012.

Reconciliation between total income tax expenses (benefit) and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended September 30,
	2010	2011	2012
	%	%	%

Statutory rate	25	25	25
Effect of preferential tax treatment	(10)	(10)	(10)
Effect of income for which no income tax is chargeable	(9)	(1)	(15)
Over provision in prior year	-	(1)	(12)

Effective income tax rate	6	13	(12)

The Company performed self-assessment on the liability for unrecognized tax benefits, interests and penalties, which relate to the tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually 5 years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given annual period based, in part, upon the results of operations for the given period. As of September 30, 2011 and 2012, management considered that the Company had no uncertain tax positions affecting its financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in future. There is no estimated interest cost and penalty provided in the Company’s financial statements for the years ended September 30, 2010, 2011 and 2012, respectively. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities and the major one is the China Tax Authority.

11	EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB nil, RMB59 and RMB85 for the years ended September 30, 2010, 2011 and 2012, respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. The appropriation has been made for the years ended September 30, 2010, 2011 and 2012 were RMB167, RMB336 and RMB nil. On the other hand, the amount set aside as of September 30, 2011 and 2012 were RMB1,500 and RMB1,500.

F -53

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010, 2011 AND 2012

(In thousands, except number of share, per share data and unless otherwise stated)

12.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

As of September 30, 2011 and 2012, the Company’s capital commitments for the purchase of long-term assets are RMB1,928 and RMB806, respectively.

(b)	Operating lease

The Company leased certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended September 30, 2010, 2011 and 2012 were RMB5,856, RMB4,705 and RMB4,611 respectively.

The Company has no future minimum lease payments under non-cancellable operating leases as of September 30, 2011 and 2012.

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value. All the financial instruments are for trade purposes. No level 2 or 3 fair value assessment has been made.

14.	OPERATING RISK

Concentrations of credit risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with high-quality institutions. Generally these deposits may be redeemed upon demand and therefore bear minimal risk.

Concentrations of customers

A substantial percentage of the Company’s revenues are made from a shareholder, Beijing Origin, approximated to 51%, 31% and 49% of total revenue for the years ended September 30, 2010, 2011 and 2012, respectively. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the technology usage fee we receive could be reduced, which would adversely impact our revenues and operating results.

Liquidity risk

We believe our working capital is sufficient to meet our present requirements. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the long-term, we intend to rely primarily on cash flow from operations to meet our anticipated cash needs. If our anticipated cash flow is insufficient to meet our requirements, we may also seek to sell additional equity, debt or equity-linked securities.

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

F -54