Form 20-F
period 2013-09-30
Origin Agritech LTD
filed 2014-01-23
CIK 1321851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2013

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2013) covered by the annual report: 22,905,926 ordinary shares.

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

☐Large accelerated filer             ☐Accelerated filer             ☒Non-accelerated filer

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

•
“last year,” “fiscal year 2013,” “the year ended September 30, 2013” and “the fiscal year ended September 30, 2013” refer to the twelve months ended September 30, 2013, which is the period covered by this Annual Report;

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

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong, and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and

•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares

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

2

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

•	compliance with government registration and regulation;

•	our plans to license or co-develop any seed product or technology;

•	our plans regarding any future business combination or business acquisition;

•	PRC and other international government policies and regulations relating to the crop seed industry;

•	our plans to expand our business-level or corporate-level operations and product offerings;

•	likelihood of recurrence of accounting charges or impairments;

•	expected changes in our sources of revenues and income base from our business operations or other sources;

•	competition in the crop seed industry in China and other international markets;

•	future development of the crop seed industry in China and other international markets;

•	our plans for current staffing requirements, research and development and regional business focus;

•	our ability to successfully raise capital to accommodate company needs which are under acceptable terms, at an acceptable share price and at a reasonable cost; and

•	adequacy of our facilities or seed production for our future operations.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The following selected consolidated financial information was derived from our fiscal year end consolidated financial statements. The following information should be read in conjunction with those statements and Item 5, “Operating and Financial Review and Prospects.” Our summary consolidated statements of operations and comprehensive income data for the fiscal years ended September 30, 2011, 2012 and 2013 and our summary consolidated balance sheet data as of September 30, 2012 and 2013, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report. The summary statement of operations and comprehensive income data for the fiscal years ended September 30, 2009 and 2010 and the summary balance sheet data as of September 30, 2009, 2010 and 2011, set forth below are derived from our audited consolidated financial statements which are not included herein.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	For the year ended
	September 30,
	(in thousands, except share data)
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	USD(1)
Consolidated statement of income and comprehensive income data:
Net revenues	592,492	584,860	567,434	552,111	481,694	77,297
Cost of revenues	(392,842)	(353,587)	(371,591)	(387,783)	(315,082)	(50,561)
Gross profit	199,650	231,273	195,843	164,328	166,612	26,736
Selling and marketing	(55,648)	(52,227)	(56,831)	(56,437)	(55,375)	(8,886)
General and administrative	(64,833)	(78,708)	(86,748)	(77,585)	(66,153)	(10,615)
Research and development	(33,473)	(38,356)	(44,771)	(37,629)	(42,162)	(6,766)
Other income, net	1,991	2,340	5,120	3,852	15,241	2,446
Total operating expenses	(151,963)	(166,951)	(183,230)	(167,799)	(148,449)	(23,821)
Income (loss) from operations	47,687	64,322	12,613	(3,471)	18,163	2,915
Interest income	2,036	1,634	1,771	2,547	1,776	285
Interest expenses	(16,784)	(8,539)	(1,469)	(4,029)	(11,326)	(1,818)
Loss on repurchase of convertible notes	(51,101)	-	-	-	-	-

Equity in earnings / Gain on disposal of associated company	4,669	18,253	1,616	4,030	5,161	828

Loss on liquidation of subsidiary	-	-	(13,582)	-	-	-
Changes in the fair value of embedded derivatives	3,300	-	-	-	-	-
Income (loss) before income taxes	(10,193)	75,670	949	(923)	13,774	2,210
Income tax expense	(11,732)	(9,319)	(13,730)	(1,862)	(4,462)	(716)
Net income (loss) before non-controlling interests	(21,925)	66,351	(12,781)	(2,785)	9,312	1,494
Non-controlling interests	18,892	17,298	10,298	(1,351)	1,818	292
Net income (loss) attributable to Origin Agritech Limited	(40,817)	49,053	(23,079)	(1,434)	7,494	1,202

Net income (loss) per share:
Basic	(1.77)	2.12	(1.00)	(0.06)	0.32	0.05
Diluted	(1.77)	2.10	(1.00)	(0.06)	0.32	0.05
Shares used in computation:
Basic	23,013,692	23,189,464	23,351,615	23,382,812	23,259,127	23,259,127
Diluted	23,013,692	23,337,265	23,351,615	23,382,812	23,278,443	23,278,443

	Sept 30	Sept 30	Sept 30	Sept 30	Sept 30
	2009	2010	2011	2012	2013
			(in thousands)
	RMB	RMB	RMB	RMB	RMB	USD(1)
Consolidated balance sheet data:
Cash and cash equivalents	121,255	299,672	129,942	152,789	131,978	21,467
Current working capital (2)	(33,533)	67,650	(21,753)	(46,153)	(67,436)	(10,969)
Total assets	824,544	935,011	818,382	975,437	1,158,072	188,366
Deferred revenues	18,280	23,111	19,812	23,243	22,069	3,590
Total current liabilities	546,822	596,611	532,571	605,195	751,978	122,314
Total liabilities	546,822	606,037	532,571	662,005	837,827	136,277
Non-controlling interests	51,389	57,089	26,774	52,385	54,203	8,816
Total Origin Agritech Limited shareholders’ equity	226,333	271,885	259,037	261,047	266,042	43,273

(1) Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the year ended September 30, 2013 and has been made at the exchange rate quoted by the closing rate by the State Administration of Foreign Exchange in China on September 30, 2013 of RMB6.1480 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

(2) Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the statistics of the State Administration of Foreign Exchange with respect to our historical financial statements. The consolidated financial statements are presented in Renminbi as the reporting currency. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the closing rate by the State Administration of Foreign Exchange in China on September 30, 2013 of RMB6.1480 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate. Unless otherwise noted, for the years ended September 30, 2009, 2010, 2011, 2012 and 2013, all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB6.8290, RMB6.7011, RMB6.3549, RMB6.3410 and RMB 6.1480 per US $1.00, respectively, which were the prevailing year or period end closing rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you.. The source of the rates is the State Administration of Foreign Exchange in China. At September 30, 2013 the closing exchange rate was RMB 6.1480 for one U.S. dollar.

	Average (1)	High	Low	Period-end
2009	6.8328	6.8527	6.8201	6.8262
2010	6.8120	6.8287	6.6936	6.7011
2011	6.4576	6.6349	6.3165	6.3549
2012	6.3189	6.3482	6.2787	6.3410
2013	6.2318	6.3449	6.1475	6.1480
April 2013	6.2471	6.2674	6.2208	6.2208
May 2013	6.1970	6.2152	6.1796	6.1796
June 2013	6.1718	6.1807	6.1598	6.1787
July 2013	6.1725	6.1807	6.1599	6.1788
August 2013	6.1708	6.1817	6.1666	6.1709
September 2013	6.1588	6.1729	6.1477	6.1480
October 2013	6.1393	6.1458	6.1330	6.1425
November 2013	6.1372	6.1482	6.1305	6.1325
December 2013	6.1160	6.1352	6.0969	6.0969
January 2014	6.1047	6.1109	6.0990	6.1008
(1) Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the month.

B.Capitalization and indebtedness.

Not Applicable

C.Reasons for the offer and use of proceeds.

Not Applicable.

D.Risk factors.

Risks relating to our business

If we do not manage our ongoing growth successfully, our growth and chances for profitability may be hindered or impeded.

We continue to be a growth orientated company, with our primary focus on researching and developing our corn seeds and biotechnology, increasing distribution penetration, winning market share and expanding into new markets. Expansion is expected to create significant demands on our corporate administrative, operational, and financial personnel and other human resources and on our cash flow needs and the requirement for additional working capital. Our current resources may not be adequate to support our planned operations and expansion. These demands and ongoing industry factors, such as overproduction or government policy changes, may hinder our cash flow as our profit margins and sales may be adversely affected.

We require short-term financing to fund our working capital, especially due to the seasonal nature of our business.

The nature of the agricultural seed production industry involves expenses and revenues cycles that are seasonal in nature. In the third to fourth quarters of our fiscal year, we may face costs that are in excess of our cash flow sources. The advance payments we make to our seed producing farmers may exceed the amount of deposits we receive from our customers, the seed distributors and end users. The exact timing of these deposit payments is dependent on the Chinese lunar calendar, which varies from one calendar year to the next. As a result, we have customarily relied upon short term bridge loans to cover our expenses pending receipt of cash payment from farmers at the time of seed purchases. Although historically we have had access to sufficient financing to manage our cash flow cycles, we cannot be certain that we will be able to obtain sufficient debt financing on terms that are satisfactory to us to maintain consistent operating results given changing credit conditions worldwide and internal PRC policies. Downgrades in our credit rating, tightening of related credit facilities or financial markets or other limitations on our ability to access short-term financing would increase our interest costs and adversely affect our operating results and operations.

Because of the nature of our business, which has seasonal variation, it is likely that our future financial performance will fluctuate from period to period.

Our operating results likely will fluctuate due to a number of factors, many of which are beyond our control. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from their historical levels. Our operating results in future quarters may fall below expectations. The industry in which we operate is seasonal in nature. The sales season of corn and rice seeds lasts from October to June; the sales season of canola seeds lasts from July to September. We generally do not have significant sales revenues from July to September, which results in cyclical changes of our cash flow and operating activities. As a result, if we are unable to generate sufficient working capital from cash flow from operations and working capital facilities, we may encounter liquidity difficulties from the period of July through September, which may harm our operations. The seasonal nature of our business causes our operating results to fluctuate from quarter to quarter. Any unexpected seasonal or other fluctuations could cause the price of our common shares to fall. As a result, you may not rely on comparisons of our quarterly operating results as an indication of our future performance.

In addition, the future achievement and growth of our profits depends on our ability to secure sufficient orders from customers and sufficient seed production from the seed production farms. An adverse change in the seed market conditions may have material adverse effects on our operating results if we cannot adjust our operating and marketing strategy to respond to such changes. The results of our operations may be adversely affected by reduced orders and profit margins in the event of a slowdown in market demand, constraint on the market supply, an increase in business competition, a decrease in government subsidies to farmers, increased costs, or for other reasons. As such, there is a risk that we will not be able to achieve or maintain profitability or our historical results.

Aged inventory may result in an increase of our expenses and cause operating losses.

Due to the nature of the seed industry and our competition, we normally produce seeds according to our annualized production estimate that is developed at least one year before delivery to our customers. If our production plan is too aggressive, we could produce more seeds than the market demands, resulting in larger amounts of inventory that remain unsold, aged seeds. We may decide not to sell the aged seeds as crop seed products, taking into account factors, such as the quality of the seeds and commodity pricing. In that case, the aged inventory may be sold as common feed products at greatly reduced prices. Aged inventory could result in asset impairment risk, in which case we would suffer a loss and incur an increase in our cost of revenues and a decrease in gross profit.

If we are unable to match our production to customer demand, our business, financial condition and results of operations may be adversely affected.

We normally produce seeds according to an annualized production plan based on estimated customer demand, our assessment of industry wide inventory, and growing capacities that is developed before we sell and deliver crop seeds to distributors. Chinese farmers, the end users of our crop seeds, generally decide to purchase our products based on market prices, economic and weather conditions and other factors that we and our distributors may not be able to fully or accurately anticipate in advance. If we fail to accurately estimate the volume and types of products sought by farmers and otherwise adequately manage production amounts, which may also be adversely affected by weather conditions, we may produce more seeds than we are able to sell, resulting in excess inventory and aged seeds. On the other hand, if we underestimate demand, we may not be able to satisfy demand for our crop seeds, and thus damage our customer relations and end-user loyalty. Our failure to estimate farmers’ future needs and to match our production to the demand, overall industry inventory and competition may adversely affect our business, financial condition and results of operations. In addition, inadequate distributor liquidity could affect distributors’ ability to pay for our products and, therefore, affect our sales or our ability to collect on our receivables.

The successful development and commercialization of our biotech pipeline of products will be important  for our growth.

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

There has been a worldwide increase in the development and application of genetically modified agricultural products to enhance crop seed quality and increase crop yields.  The production and commercial sales of genetically modified corn and rice seeds have not been allowed in China until only recently. Therefore, we continue to rely primarily upon traditional methods of creating crop seed hybrids to develop new seed products. As government policies change to allow more genetically modified seeds and demand develops for these products, we expect that we will produce more genetically modified products to meet customer demand to the extent we are able. There is a risk that our current steps to respond to the potential competitive threat posed by genetically modified agricultural products, including our research and development activities with respect to genetically modified crop seeds, may not enable us to compete successfully.

The potential uncertainty in the government regulation of genetic technology and genetically modified, or GM, agricultural products could have an adverse effect on our business.

We continue to undertake a transition from a conventional hybrid seed company to an agricultural biotechnology company. However, genetically modified seed products are controversial, and genetic modification has not yet been widely accepted in many countries in the world, including in China. Since the Chinese government approved the commercial planting of GM cotton in 1997, the government has only recently begun to approve GM crops for commercial cultivation. The relative novelty and the potential uncertainty in the government regulation of genetic technology could have an adverse effect on our business development strategy and hinder our ability to develop new seeds that we believe may provide us with better margins.

The government may never approve the commercialization of genetically modified corn, or it may ban commercialization and/or research of genetically modified corn, any of which would have an adverse impact on the future of the company.

With the successful approval for commercial use of genetically modified phytase corn, we continue to pursue the commercialization of phytase corn and the development of other seed biotechnology products. Even though we believe biotechnology is important in agricultural applications, we cannot predict whether or when the government will approve the full commercialization of genetically modified corn. The government may never approve the full commercialization of GM corn, and it may even ban any commercialization and/or research relating to genetically modified corn. Any of these actions would have an adverse impact on our future development, and we would not be able to recover our research and development costs spent in developing biotechnology products.

The degree of public acceptance or perceived public acceptance of our biotechnology products can affect our operations.

Although all of the genetically modified products must go through rigorous testing, some opponents of the technology consistently attempt to raise public concern about the potential for adverse effects of genetically modified seed products on human or animal health, other plants and the environment. The potential for  the adventitious presence of commercial biotechnology traits in conventional seed, or in the grain or products produced from conventional or organic crops, is another factor that could affect the public’s acceptance of these traits. Public concern can affect the timing of, and whether we are able to obtain, government approvals. Even after approvals are granted, public concern may lead to increased regulation or legislation, which could affect our business and operations, and may adversely affect sales of our products to farmers, due to their concerns about available markets for the sale of crops or other products derived from biotechnology.

The global competition in biotechnology will affect our business.

We believe we are a leader in biotechnology in China since we have been conducting our proprietary biotechnology research program for many years and have built the first internal biotech research center among domestic Chinese crop seed companies. However, if and when multinational corporations engaged in the crop seed business expand into the agricultural market in China, they may have a greater portfolio of seed products and more advanced technologies than us. Major multinational competitors have a long history in the research and commercialization of their products, sophisticated marketing capabilities and strong intellectual property estates, all of which may give them competitive advantage over us. Any of these competitive advantages could cause our existing or future products to become less competitive or outdated, and adversely affect our product acceptance in the market place and our results of operations.

We are currently dependent on licensed seed products for the majority of our revenues. If we lose the right to produce and sell licensed seeds, we will lose substantial revenues and suffer substantial losses.

A substantial portion of our revenues are derived from licensed hybrid seeds instead our internally developed proprietary hybrid seeds. The majority of the licensed hybrid seeds that we sell have been developed and produced under our license agreements with the Corn Research Institute in Li County, Hebei Province (currently known as Shijiazhuang Liyu Technology Development Co., Ltd., and referred to as Liyu herein) and the Henan Agricultural University. If we are not able to develop and produce the licensed seed products, if the current license agreements are terminated, or if we are unable to renew some of these license agreements on commercially reasonable terms or at all, we will suffer a substantial loss of our product offerings and, consequently, our revenues will be substantially limited and our financial condition and results of operations may be adversely affected.

We have a relatively short operating history and are subject to the risks of any growing enterprise, any one of which could limit our growth and our product and market development.

As an expanding company and one that does not have a long operating history, it is difficult to predict how our business will develop over the long term. Accordingly, we are still facing all of the risks and uncertainties encountered by companies in the earlier stages of development and expansion, such as:

⋅	uncertain and continued market acceptance for our product extensions and our services;
⋅
evolving nature of the crop seed industry in the PRC, where significant consolidation may occur, leading to the formation of companies which may be better able to compete with us than is currently the case;

⋅	changing competitive conditions, technological advances or customer preferences could harm sales of our products or services;
⋅	maintaining our competitive position in the PRC and competing with Chinese and international companies, many of which have longer operating histories and greater resources than us;
⋅	maintaining our current licensing arrangements and entering into new ones to expand our product offerings;
⋅	continuing to offer commercially successful products to attract and retain a larger base of direct customers and ultimate users;
⋅	retaining access to the farmland we currently use for production of our products and obtaining access to additional farmland for expansion;
⋅	continuing our existing arrangements with production farms that grow our seed products and entering into new arrangements with additional production farms;
⋅	maintaining effective control of our costs and expenses; and
⋅	retaining our management and skilled technical staff and recruiting additional key employees.

If we are not able to meet the challenges of building our businesses and managing our growth, the likely result will be slowed growth, lower margins, additional operational costs and lower income.

Our success depends to a large extent upon the continued service of an executive officer and key employee and recruiting other skilled persons.

The loss of the services of Dr. Gengchen Han, our Chairman of the Board, Chief Executive Officer and President, would have an adverse effect on us and our PRC operating subsidiaries. The loss of the services of Dr. Han would be disruptive to our business plans and our overall operations. We believe that our overall future success depends upon our ability to attract and retain highly skilled managerial and marketing personnel and research and development persons. There is no assurance that we will be successful in attracting and retaining such personnel on terms acceptable to them. Inadequate personnel will limit our growth, and will be seen as a detriment to our prospects, leading potentially to a loss in value for investors.

Any diversion of management attention to matters related to acquisitions or any delays or difficulties encountered in connection with integrating acquired operations may have an adverse effect on our core business, results of operations, and/or financial condition.

We made several acquisitions involving seed and other related companies in the past and may complete other acquisitions in the future. We must integrate any acquired operations into our growth strategies to generate sufficient value to justify their cost. Acquisitions also present other challenges, including geographical coordination, personnel integration and retention of key management personnel, system integration and the unification of corporate culture. These efforts could divert management attention from our core business, cause a temporary interruption of or loss of momentum in our business and the loss of key personnel from the acquired companies. In addition, proposed acquisitions which are not consummated will cause us to incur substantial costs, none of which are generally recoverable.

From time to time we must evaluate whether or not to discontinue a line of business, which if discontinued could have an adverse impact on our financial position.

From time to time we evaluate whether or not to continue a particular line of business and during 2012 we implemented a restructuring program to eliminate our activities in agricultural chemicals and cotton seed development and distribution. Whenever a company undertakes to discontinue a line of business, there are expenses associated with the sale or closing of those related operations, which are reflected in the accounting for discontinued operations. The actual and accounting costs for discontinued operations may have an adverse effect on the financial position of the company in the period of discontinuance, which may result in an adverse market reaction and decline in our stock price.

We or our licensors may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us or our licensors, may materially disrupt our business.

We cannot be certain that our licensed or self-developed proprietary seed products do not or will not infringe the intellectual property rights held by third parties. We, or any of our licensors, may be subject to legal proceedings and claims from time to time related to the intellectual property of others. If we, or any of our licensors, are found to have violated the intellectual property rights of others, we may be required to pay damages and be enjoined from using such intellectual property, and we may incur new or additional licensing fees if we wish to continue using the infringing products, or be forced to develop or license alternative products. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.

Efforts to protect our intellectual property rights and to defend against claims can increase our costs and may not always succeed. Any failures could adversely affect our sales and results of operations or restrict our ability to conduct our business.

Intellectual property rights are important to our business. We endeavor to obtain and protect our intellectual property rights where our products are produced. However, we may be unable to obtain protection for our intellectual property. Even if protection is obtained, competitors, growers or others in the chain of commerce may raise legal challenges to our rights or illegally infringe our rights, including through means that may be difficult to prevent, detect or defend. In addition, because of the rapid pace of technological change and the confidentiality of patent applications in some jurisdictions, competitors may be issued patents from applications that were unknown to us prior to issuance. These patents could reduce the value of our commercial or pipeline products or, to the extent they cover key technologies on which we have unknowingly relied, require that we obtain licenses at a financial cost to us or cease using the technology, no matter how valuable the patents may be to our business. We cannot assure you that we would be able to obtain such licenses on acceptable terms. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. There is a risk that the outcome of such potential litigation may not be in our favor. Such litigation may be costly and may divert management attention as well as consume other resources which could otherwise be devoted to our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs due to lack of this kind of insurance being available in China, and we would have to bear all costs arising from such litigation to the extent we are unable to recover such costs from other parties. The occurrence of any of the foregoing may harm our business, results of operations and financial condition.

Finally, implementation of PRC intellectual property-related laws has historically been lacking, primarily because of the ambiguities in the PRC laws and the difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as they are in the United States or other countries, which increases the risk that we may not be able to adequately protect our intellectual property.

Our business may not be profitable if we do not continue to identify and market products considered valuable by our customers.

To be profitable, our crop seed depends on recurring and sustained reorders by farmers in China. Reorder rates are inherently uncertain due to several factors, many of which are outside our control. These factors include changing customer preferences, competitive price pressures, our failure to develop acceptable new products, development of higher quality products by competitors, weather conditions and general economic conditions.

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

Corn seed represents the principal source of revenues for the Company. For the fiscal year ended September 30, 2013, sales of our corn seed products comprised approximately of 80.40% our revenues, as compared to 75.48% for the fiscal year ended September 30, 2012. Our dependence on corn seed makes us particularly vulnerable to any negative market changes that might occur in this product line. In particular, if the demand for our corn seed products generally decreases or if the supply exceeds demand, then corn prices will be driven downwards and our margins will be negatively impacted, which would have an adverse effect on our business, results of operations and financial condition.

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

We cannot guarantee the development and performance of new crop seed varieties, whether licensed or proprietary, or that they will meet our customers’ expectations. Farmers generally need time to learn about new seed varieties and how to plant and tend them. Their traditional planting experience may make it difficult for them to adapt to the new varieties. The process and timing for new seed products to gain market recognition and acceptance is long and uncertainties. If we fail to introduce and commercialize a new seed variety that meets the demand of farmers in China and to provide the proper education about the seeds to distributors, farmers and the public, we may not be able to generate sufficient sales to cover our costs or generate a financial return on our investment.

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

The performance of our seeds depends on climate, geographical areas, cultivation method, farmers’ degree of knowledge and other factors in addition to genetic traits and the quality of our seeds. Natural disasters may also affect the performance of our seeds, particularly when farmers are not able to timely and effectively respond to those disasters. Furthermore, the cultivability of some farmland is deteriorating because of toxic and hazardous materials resulting from farmers’ overuse of chemical herbicides and pesticides and the fall-out from other sources of environmental pollution. These factors generally cause underproduction, but farmers may attribute underproduction to seed quality. We may be subject to legal proceedings and claims from time to time relating to our seed quality. The defense of these proceedings and claims can be both costly and time consuming and may significantly divert efforts and resources of our management personnel. An adverse determination in any such proceeding could subject us to significant liability and damage our market reputation and prevent us from achieving increased sales and market share. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase of our products.

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

We purchase the crop seed that we sell from our production growers at market prices and retain the seed in inventory until it is sold. These purchases constitute a significant portion of the manufacturing costs for our seeds. We use hedging strategies to mitigate the risk of short-term changes in these prices, but we are unable to avoid the risk of medium and long-term changes in the market and overall availability of our seeds due to weather and production vagaries associated with growing plants. Additionally, we cannot predict with certainty the overall national inventory of competing crop seeds held by our competitors, which amount of seeds will have an impact on market prices and alternative product for farmers to choose from. Accordingly, increases in commodity prices may negatively affect our cost of goods sold or cause us to increase seed prices, which could adversely affect our sales. Farmers’ incomes are also affected by commodity prices; as a result, commodity prices could have a negative effect on their ability to purchase our products.

Price increases for energy costs and raw materials could have a significant impact on our ability to sustain and grow earnings.

Our production and distribution processes consume significant amounts of energy and raw materials, especially in connection with the transportation of our products where the costs are subject to worldwide supply and demand and other factors beyond the control of the Company. Significant variations in the cost of energy, which primarily reflect market prices for oil and raw materials, may affect the Company’s operating results from period to period though this has not been a factor in the past. When possible, the Company purchases raw materials through negotiated long-term contracts to minimize the impact of price fluctuations. The Company has taken actions to offset the effects of higher energy and raw material costs through selling price increases, productivity improvements and cost reduction programs. Success in offsetting higher raw material costs with price increases is largely influenced by competitive and economic conditions and could vary significantly depending on the market served. If the Company is not able to fully offset the effects of higher energy and raw material costs, it could have a significant impact on the Company’s financial results.

There are difficulties in managing our storage system, which may result in damage to our seeds in storage and, thus, operating losses.

Seed storage entails significant risks, including difficulties in managing the temperature and humidity of storage condition, any failure of which may result in damage to our seeds in storage and, thus, an impairment of our inventory and possible operating losses.

We have limited business insurance coverage in China.

PRC insurance companies do not offer extensive business insurance products. As a result, we have very limited business liability insurance, business disruption insurance, or product liability coverage for our operations in China. We have determined that the difficulties associated with acquiring such insurance on commercially acceptable terms make it impractical for us to obtain such coverage. Most likely we would bear the effects of any business disruption, litigation or natural disaster resulting in our incurring substantial costs and the diversion of our resources, and could adversely affect our operations and financial condition.

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

The introduction of other animal feeds in the future may dramatically reduce the consumption of corn, which may affect our corn seed sales.

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

The agricultural market in China is highly fragmented, largely regional and competitive, and we expect competition to increase and intensify over time within the sector. We face significant competition in our crop seed business. Our competitors may have greater financial, research and development resources than us. Competition may also result from consolidation or other market forces within the crop seed industry in China, the privatized crop seed producers that were operated by the local governments in China, large state-owned seed companies, and potential participation of large state owned companies in the seed industry. Our competitors may be better able to take advantage of industry consolidation and acquisition opportunities than us. The reform and restructuring of the previously state-owned seed enterprises will likely lead to the reallocation of market share in the seed industry, and our competitors may increase their market share by participating in the restructuring of the state-owned seed companies. Privatization will likely mean that these producers will need to develop more efficient and commercially viable business models in order to survive. In addition, the PRC government currently restricts foreign ownership of any domestic seed development and production business to no more than 49%. When and if such restrictions are lifted, multinational corporations engaged in the seed business may expand into the agricultural market in China. These companies have significantly greater financial, technological and other resources than us and may become our major competitors in China. With the changing industry dynamics, we could face increasing competition from existing and new seed suppliers, and from time to time, market changes could alter the supply/demand balance significantly for each selling season. If competition intensifies, our margins may be compressed by more competitive pricing in the short term and may also be compressed in the long term, and we may lose our market share and experience a negative impact on our margins, revenues and results of operations.

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

We have access to over 7,000 hectares of farmland in several provinces mainly through contractual arrangements with farmers for seed production. These production agreements to produce crop seeds are typically one year in duration, covering one growing season. In the event that prices for other crops increase, these farmers may decide to farm other crops in breach of our seed production agreements with them. If we were unable to find new village collectives willing to produce crop seeds for us, our business and results of operations would be materially and adversely affected. Any of these disruptions could materially and adversely affect our supply of crop seeds and our revenues. Such disruptions could also damage distributor relationships and farmer loyalty if we cannot supply them with the quantities and varieties of seeds that they expect.

Crop seed prices and sales volumes may decrease in any given year with a corresponding reduction in sales and margins and results of operations.

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

Under PRC law, foreign entities are not currently permitted to own more than 49% of a seed production company. In order to address those restrictions, Origin, a non-Chinese entity that cannot directly own the shares of our PRC operating subsidiaries, namely, Beijing Origin, Changchun Origin, and Henan Origin will instead hold the right to control such shares in all respects, including voting, dividends, nomination of directors, and corporate management, through stock consignment agreements executed by the owners of the stock of these companies. In addition, if we engage in the research, production and sale of genetically modified seed products, then foreign entities are not currently permitted to own any portion of the seed production company, therefore we have to carefully structure our company.

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

The stock consignment agreements relating to our control of the stock of our PRC operating subsidiaries (not including Origin Biotechnology) may be terminated after three years upon mutual agreement between us and the consignees. Three of the PRC consignees, Messrs. Han, Yuan and Yang, also serve or have served, as our officers and/or directors. These three persons own, in the aggregate, 8,488,122 shares of our ordinary stock. Holding this amount of stock will allow these officers to control or greatly influence the selection of directors and matters submitted to a vote of our shareholders, including voting to terminate the stock consignment agreements.

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

Dr. Gengchan Han, our Chairman of the Board, Chief Executive Officer and President has entered into an employment agreement which provides that he may terminate his employment with us as a result of a change of control. A change of control includes if any person other than us and/or any of our officers or directors as of the date of the employment agreement acquires our securities other than from the executive or his affiliates (in one or more transactions), having 51% or more of the total voting power of all of our securities then outstanding. If the executive terminates his employment agreement due to a change of control, we must continue to pay the executive all his compensation and benefits pursuant to the terms of his employment agreement upon the earlier of two years from the date of termination or through the term of the employment agreement. The employment agreement has a term of three years commencing on January 1, 2012.

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

The technical services agreements between Origin Biotechnology and the other operating subsidiaries may be subject to scrutiny by the PRC tax authorities for transfer pricing adjustments.

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

Deficient railway transportation capacity in China, particularly in the Northwestern area, may result in the increase of our transportation-related costs and thus adversely affect our business

Our seed products are transported throughout China each year by railway, which we believe is currently the most cost-efficient method. Much of our production is in the Northwest region of China. We believe the Chinese rails system, and in particular the Northwest railway, may not be able to provide sufficient capacity over time, at reasonable rates. As our volume of freight increases year by year, the seed products may have to be transported by other means if the railway cannot guarantee to carry the increasingly larger volume of freight. We have in the past and may in the future experience higher rail rates or the higher transportation costs of trucking our products. In such event, the production costs will increase correspondingly with the increase in transportation costs, which may adversely affect our business.

Our business benefits from certain PRC government subsidies for the agricultural sector. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

The PRC government has in recent years reduced taxes and increased subsidies and other support across the agricultural industry. For instance, the government subsidizes farmers for their seed purchases, and has increased spending on rural infrastructure. Sales of agricultural products from producers to intermediaries or to farmers are exempt from PRC Value-Added Tax (“VAT”). The discontinuance of preferential treatments granted by the Chinese government to the seed industry and farmers could adversely affect our earnings.

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

On December 20, 2004, Chardan China Acquisition Corp., or Chardan, entered into a stock purchase agreement with State Harvest, and all the shareholders of State Harvest for Chardan’s acquisition of State Harvest. In connection with the acquisition, Chardan formed its wholly-owned subsidiary, Origin Agritech. On November 8, 2005, Chardan merged with and into Origin Agritech for the purpose of re-domestication out of the United States. The re-domestication merger was achieved by a one-for-one exchange of all the outstanding common stock of Chardan for ordinary common shares of Origin Agritech, and the assumption of all the rights and obligations of Chardan by Origin Agritech. Immediately after the re-domestication merger, Origin Agritech acquired all the common equity of State Harvest by the issuance of shares and payments of cash consideration to the shareholders of State Harvest or their designee. We may be subject to contingent tax liabilities in connection with the above share exchange transaction. As of September 30, 2013, such contingent tax liabilities could be within the range of RMB39.06 million to RMB64.22 million.  We do not expect to incur tax liabilities at the high end of the range based on the annual assessment.

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

Depending upon the value of our shares and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the IRS, for U.S. federal income tax purposes. If we were classified as a PFIC in any taxable year in which you hold our shares and you are a U.S. investor, you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, when we dispose of those shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or any later year. Finally, you would also be subject to special U.S. tax reporting requirements.

Based on our understanding and current assessment, we believe that we were not a PFIC for the taxable year 2013. However, there can be no assurance that we will not be a PFIC for the taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2013 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that produce, or are held for the production of, passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations. While we will continue to examine our PFIC status, we cannot assure you that we will not be a PFIC for any future taxable year.

Risks relating to our shares

Voting concentration by executive officers, directors and other of our affiliates may limit investors’ ability to influence the outcome of director elections and other matters requiring shareholder approval.

Two of our executive officer and/or directors, Messrs. Han and Yang, together own 5,620,807 our issued and outstanding ordinary shares. These two major shareholders may maintain significant control over the outcome of some corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions. This level of ownership could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our ordinary shares or prevent shareholders from realizing a premium over the market price for their ordinary shares. In addition, if these major shareholders choose to dispose of a material portion of our ordinary shares they hold, the prevailing market price of our securities may decline.

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

We currently have short-term borrowings of approximately RMB 222 million (US$36.02million) and long-term borrowings of RMB65 million (US$10.54 million).  The degree to which we are leveraged could, among other things:

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

On May 24, 2013, the PCAOB announced that it has entered into a Memorandum of Understanding (“MOU”) on Enforcement Cooperation with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (the “MOF”).  The MOU establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in both countries’ respective jurisdictions.  More specifically, it provides a mechanism for the parties to request and receive from each other assistance in obtaining documents and information in furtherance of their investigative duties.  In addition to developing an enforcement MOU, the PCAOB has been engaged in continuing discussions with the CSRC and MOF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

ITEM 4. INFORMATION ON THE COMPANY

A.History and development of the Company.

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

On December 20, 2004, Chardan entered into a stock purchase agreement, referred to as the Stock Purchase Agreement, with State Harvest, a company incorporated in the British Virgin Islands on October 6, 2004, and all the shareholders of State Harvest. On February 10, 2005, Chardan formed a wholly-owned subsidiary under the laws of the British Virgin Islands, under the name “Origin Agritech Limited” to effect a stock acquisition of State Harvest. Pursuant to the terms and conditions of the Stock Purchase Agreement, Chardan merged into Origin for the purpose of re-domestication out of the United States, and immediately thereafter, Origin acquired all of the issued and outstanding stock of State Harvest, which acquisition included three controlled affiliated operating companies, namely, Beijing Origin, Changchun Origin, and Henan Origin. These three controlled operating companies are organized under the laws of the PRC.

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

As part of our efforts to expand our operations, we have made the following investments and acquisitions:
•
In January 2006, Beijing Origin and Jilin Jinong Hi-tech Limited jointly established Jilin Changrong, with Beijing Origin holding 34.77% of Jilin Changrong. In April 2007, Beijing Origin acquired an additional 9.18% equity interest in Jilin Changrong for RMB22.04 million.  In December 2009, Beijing Origin acquired an additional 10% stake in Jilin Changrong for RMB24.00 million bringing Beijing Origin’s total direct ownership to 53.95% and our combined direct and indirect ownership to 61.66%.  Jilin Changrong engages in the research, development, production, sale and distribution of hybrid corn in the northeast region of China; On July 4, 2011, Jilin Changrong was liquidated and now no longer exists as an entity. Origin will continue to hold 17.94% of the Jinong Hi-tech.

•
In January 2006, Beijing Origin acquired a 52.21% controlling interest in Denong. In October 2006, Beijing Origin acquired an additional 42.42% equity interest in Denong, and together with a 2.99% equity interest acquired in December 2006, with a 0.25% equity interest acquired in January 2010, with a 0.71% equity interest acquired in July 2012, Beijing Origin now has a total ownership of approximately 98.58%, for which it paid total consideration of approximately RMB94.76 million. Denong is a developer, producer and marketer of hybrid rice, corn and canola, principally in the southwest region of China.

•
In October 2006, Beijing Origin acquired a 19% interest in Biocentury, a company engaged in GM cotton research, seed production, and marketing in China, for RMB16.7 million.  After acquiring a 7% interest in 2004 and an 8% interest in 2005, Beijing Origin held 34% of Biocentury.  In May 2010, Beijing Origin divested its 34% interest in Biocentury, for RMB60.0 million.

•
In June 2010, Origin Biotechnology acquired an 80% interest in Shandong  Kunfeng, a company engaged in agricultural chemical production and marketing in China, for RMB14.96 million. In April 2012, Shandong Kunfeng completed its restructuring and terminated its chemical production and marketing business and became a wholly owned subsidiary.

•
In July 2011, Xinjiang Origin was established by Beijing Origin and Xinjiang Jinbo Seed ("Jinbo"), which is affiliated with the Fifth Agricultural Construction Division of the Xinjiang Production and Construction Corps (“XPCC 5th Division”). Beijing Origin holds a 51% ownership stake of the RMB100 million registered capital investment as of September 30, 2013. In September 2013, the 49% ownership of Xinjiang Origin was transferred from Jinbo to the State-owned Asset Management Company of XPCC 5th Division. Xinjiang Origin mainly engages in producing, processing, packaging, and selling high-quality seed products in China.

.
Our principal executive offices are located at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China, and our telephone number is (86-10) 5890-7588.

From 2011 to date, our capital expenditures consisted primarily of construction and purchase of plant and equipment, which are located in the PRC and financed mainly by bank borrowing. The table below sets forth the amount of our capital expenditures for the periods shown:

For the year ended September 30,	For the year ended September 30,	For the year ended September 30,	For the year ended September 30,
2011	2012	2013	2013
RMB	RMB	RMB	USD
56.33 million	104.21 million	78.85 million	12.83 million

B.Business overview.

Overview

Origin Agritech Limited, along with its subsidiaries, is a leading agricultural biotechnology company serving China. We specialize in crop seed breeding, genetic improvement, and the production, processing, distribution of seeds as well as related technical services. Staffed by 607 employees (excluding Xinjiang Origin) as of September 30, 2013, Origin operates 10 breeding stations, 5 production and processing centers, and 4 marketing centers nationwide with sales centers located in key crop-planting regions.

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

The Company’s main products include hybrid varieties of corn, rice and canola seeds, which represented 100% of our sales in fiscal year 2013. Hybrid corn seeds remain our strongest product line, generating 80% of our sales in fiscal year 2013, compared with 75% and 74% in fiscal year 2012 and 2011, respectively. In 2012 we completed corporate restructuring to discontinue our cotton seed and agricultural chemicals businesses. Our focus remains on the production of high-quality seed products, whether proprietary or licensed.

We employ 172 production personnel and maintain seed conditioning plants in 5 production centers nationwide. Our main production facilities are located in Gansu province and Xinjiang province. Our Xinjiang Origin facility started trial production in September 2012 and has successfully produced approximately 8,000 metric tons of corn seed from 20,000 mu (unit of area equivalent to 0.164 of an acre) cornfield during the 2013 harvest season.

We believe that we are the leading, technology-focused crop seed company serving China. We have sought to broaden our usage and penetration of our latest plant breeding techniques, modern biotechnology, and innovative information and research management to develop and deliver high-yield seeds to the Chinese farming customer base. Our goal is to lead the industry by providing farmers with unique enabling technology and services, producing and protecting higher crop yields. Our activities include the specialization in the research and development, production, and sales and marketing of crop seeds (corn, rice, and canola) throughout the PRC. We have pursued genetically modified research. In November 2009, our genetically modified phytase corn received notification of the Bio-Safety Certificate from PRC’s Ministry of Agriculture.  This was the world’s first genetically modified phytase corn and also the first genetically modified corn seed product in China. We are also actively pursuing the approval of other GM seed products including glyphosate resistant corn and bacillus thuringiensis, or BT, Corn. Our focus remains in the production of high-quality seed products, whether proprietary or licensed..

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

Our business model draws from existing and new technologies by utilizing both conventional breeding and advances in biotechnology. We aim to build upon our current hybrid base where we have accumulated parental seeds with advantageous traits optimized to local soil conditions. We have over 100 total products, both licensed and proprietary in the market. We began to develop our own proprietary hybrid seed varieties in 1998, and, as of September 2013, we had 35 proprietary corn seed products, 14 proprietary rice seed products  and 5 proprietary canola seed products that are in commercial production and distribution.

The following table illustrates the change in the number of seed varieties for corn, rice and canola seeds we sold over the past five years.

Varieties of Seed Products:

Year	Varieties of Seed Products
	Corn	Rice	Canola	Total
2009	46	53	7	106
2010	45	55	7	107
2011	45	57	11	113
2012	47	59	13	119
2013	57	36	12	105

The following table illustrates the total revenues for each of our seed varieties:

Year	Revenues*
	Corn	Rice	Canola
	RMB	RMB	RMB
Year ended September 30, 2009	414,625,462	125,134,572	42,747,377
Year ended September 30, 2010	428,863,503	84,211,605	38,515,030
Year ended September 30, 2011	419,467,551	91,778,481	16,833,211
Year ended September 30, 2012	416,728,491	88,138,728	19,935,031
Year ended September 30, 2013	387,220,403	72,706,629	21,766,774

* Substantially all of our revenues are derived from sales in China.

Research and Development

Developments in the science of genetics have allowed seed producers to create entirely new species of plants, rather than merely new varieties of existing species. Compared with conventional varieties, the obvious advantages of these new species, known as GM varieties, are higher yield, better quality and increased disease-resistance and herbicide tolerance. Farmers plant GM varieties to save time and cost, while also reducing field labor. GM corn, soybean and cotton have been widely used in the United States and many other countries to guard against insect damage and to increase yield. Since receiving the Chinese government approval in 1997, cotton that has been genetically modified to guard against damage from borer insects is now widely planted and accepted in China. The Chinese market has widely accepted GM cotton and the PRC Ministry of Agriculture has approved GM corn and rice traits. We believe that GM food crop seeds will be approved by the PRC government for production and sale and will be accepted in the Chinese market over time.

Utilizing our existing hybrid seed product line, we seek to further increase crop yield and produce higher quality seeds with the addition of GM traits. We commenced our own biotechnology research program in 2000 with a goal of having technology in place to produce GM products when demand for these products is sufficiently high. In 2005, we built an internal research and development center in China for GM crop seeds, which we believe was the first such facility to be utilized by a Chinese crop seed company. Our key focus remains on biotechnology for GM varieties of corn, which has accelerated significantly. We currently employ people who are primarily engaged in genetic transformation, molecular biomarker testing and genetic mapping activities. Our development efforts go beyond our internal biotechnology center, as this unit serves as a central hub to connect with other research facilities throughout China. We are collaborating with the Chinese Academy of Sciences, Peking University and China Academy of Agriculture Science in the field of biotechnology. These co-operations help enhance our research capabilities and will help enable us to develop and commercialize our products. We have established several plant genetic engineering technology platforms, which incorporate increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. The GM traits and products we are working on now include increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance in corn. We developed phytase GM corn, the first genetically modified corn seed product in China. Notwithstanding our obtaining the Bio-Safety Certificate from the Chinese government, there can be no assurance that GM products generally will be approved in China, and we expect that the introduction and acceptance of GM products will be cautious.

In addition to biotechnology, our internal research and development also invests considerable effort in the conventional breeding of hybrid crop seed and we currently have 10 breeding stations across the country. For our total research and development activities, we employed 126 full time research personnel in this area as of September 30, 2013.  In order to maintain our position as a quality producer of advanced products and develop new seed products through our biotechnology programs, we have targeted to invest approximate 8% of our revenue into research and development activities. The table below shows the amount and percentage of sales we have spent on research and development for the following periods.

For the year ended		For the year ended		For the year ended		For the year
September 30,		September 30,		September 30,		ended September 30
2010		2011		2012		2013
RMB’000	38,355	RMB’000	44,771	RMB’000	37,629	RMB’000	42,162
(US$’000	5,724)	(US$’000	7,045)	(US$’000	5,934)	(US$’000	6,766)
% sales	6.56%		7.89%		6.82%		8.75%

The company has received government funding for research and development activities. Such funding was received in the fiscal years of 2011, 2012 and 2013 in the amounts of RMB nil, RMB 1.55 million and RMB 16.11 million respectively.

Seasonality

Because we are an agricultural seed production company, we experience several aspects of seasonality in our operations and revenues. The seasonal nature of our business causes our operating results to fluctuate from quarter to quarter.

The sales season of corn and rice seeds lasts from October to June; the sales season of canola seeds lasts from July to September. Historically, in the third to fourth quarters of our fiscal year, we face costs that are in excess of our cash flow sources. The advance payments we make to our seed producing farmers may exceed the amount of deposits we receive from our customers, the seed distributors and end users. The exact timing of these deposit payments is dependent on the Chinese lunar calendar, which varies from one calendar year to the next.  To mitigate the impact on cash flow, we customarily have relied upon short term bridge loans to cover our expenses pending receipt of the cash payments from farmers at the time of their seed purchases.

Commercial Production

We produce most of our hybrid seeds by contracting with local farmers in China to whom we provide parental seeds and technical support. Currently, we have 172 production personnel (excludes Xinjiang Origin)  and seed conditioning plants located in Gansu, Jilin, Henan, Sichuan as well as Beijing, with our main production facilities in Gansu province. We also started seed production in the new plant of Xinjiang Origin in Xinjiang province, which will mainly produce, process, package, and sell high-quality hybrid corn seeds. The facilities of Xinjiang Origin, along with the seed production land of the Fifth Agricultural Construction Division, deploy modern technologies and full mechanization throughout the entire production process from land preparation and seeding to product packaging. The processing facility employs advanced corn husker system, which is one of the largest corn husker systems in the world. The production base uses modern drip irrigation systems and advanced farming equipment for corn seed production. These production centers work to supply these parental seeds to our producer-farmers, who plant, grow and harvest the hybrid to produce seeds for us. This network of local farmers who produce our seeds is an important element of our strategy to produce an increasing number of products with consistent quality. We are the first Chinese seed company to obtain the ISO9001-2000 certification by the China Certification Center for Quality Mark. With a strict seed quality control system, we have sufficient processing capability and advanced equipment to allow us to operate efficiently and maintain a high quality of seed products. By employing these practices, we have achieved product quality on par with that of our foreign competitors and that is consistently well received by our customers.

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

National Marketing and Distribution

We have our own sales organization consisting of 170 employees who oversee all aspects of our distribution and retail sale network and promote our sales within the distribution chain. In addition, these individuals provide high-level technical service to our end customers.

We have established a nationwide distribution network consisting of over 2,800 first-level direct distributors and over 80,000 second-level distributors and retailers, who receive our products through first level dealers. The retailers sell them to farmers who are our end consumers. This distribution network covers almost all the provinces and regions of the PRC and allows us to effectively distribute to approximately 200 million farms throughout China..

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

Six years ago, three of our rice hybrids were approved to be sold in Vietnam. The approval process in Vietnam takes two years. We began exporting products across the border at the end of year 2007 in small quantities. As Vietnam shares a border with China, we are able to use standard transportation, such as trucks, and deliver our products to selected distributors though an agent. We are also currently exploring sales channels to other countries in Southeast Asia and the Middle East and we will continue to expand the market in Vietnam.

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

In addition, we currently have thirty two Chinese trademarks registered with the Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”), including one trademark owned by Origin Kunfeng. Also, we have applied for fifteen additional trademarks, and the applications have been accepted and are now being reviewed by the Trademark Office of China’s SAIC.

As of September 2013, we had 35 proprietary corn seed products, 14 proprietary rice seed products  and 5 proprietary canola seed product that are in commercial production and distribution.

Licensed Seed Products

In addition to the development of our own proprietary seeds, we have licenses to distribute seeds developed by independent research and development institutions which have no commercialization ability or distribution channels of their own. Currently, we have licenses to distribute twenty two varieties of corn seed, twenty two varieties of rice seed and seven varieties of canola seed.

Under a typical license agreement, one of our PRC Operating Companies will obtain a license for a designated product for exclusive production and marketing within China. The license fees vary in their method of determination, but generally they are either a percentage of revenues from the sale of the variety or a flat fee arrangement. None of our license agreements results in a payment in excess of 1.5% of our revenues. Beijing Origin has these types of agreements with China Academy of Sciences Microbiology Institute, Shijiazhuang Liyu Technology Development Co., Ltd.(Liyu) in Hebei Province, Henan Puyang Agricultural Academy, Tieling Agricultural Academy, Liaoning Benxi Agricultural Academy, Sichuang Agricultural Academy, Corn Research Institution of Beijing Agricultural Forestry Academy, Huafeng Seed Limited, Liaocheng Huafeng Corn Breeding Research Institution, Food Corn Research Institution of Yunnan Agricultural Academy, Henan Agriculture University, Hubei Province Shiyan Agricultural Sciences Institute, China Rice Research Institution, among others. These agreements generally have no fixed term or termination date. The agreements may be terminated for breach by either party. We may terminate the agreements at any time, in effect, by not producing seeds there under, without penalty.

We have joint development agreements with Liyu under which we and Liyu are coordinating to develop several varieties of corn seeds. Under these development agreements, we have developed and produced seven varieties of corn seeds, which together have represented a substantial amount of sales in each fiscal year since 2005 as illustrated in the following chart for the three fiscal years ended September 30, 2011, 2012 and 2013:

Varieties of Corn Seeds	2011 Sales	2012 Sales	2013 Sales
LinAo1	4.41%	3.71%	3.31%
AoYu 17	0.90%	0.64%	0.71%
Liyu 16	16.81%	22.07%	29.81%
Liyu 26	0.38%	0.26%	0.06%
Liyu 35	12.81%	17.15%	13.07%
Liyu 37	0.38%	4.23%	4.14%
Total	35.69%	48.06%	50.10%

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

In addition to the exclusive license agreements set forth above, we also have non-exclusive license agreements. The non-exclusive license fees tend to be lower than the typical exclusive license fees. Those licensors that lack production ability or distribution channels of their own grant us the right to produce, distribute and propagate the covered variety of seeds, provide us with technical materials and instructions, supervise seed quality and evaluate growing areas. We are responsible for undertaking all the propagation costs and maintaining quality standards. So far, Beijing Origin has entered into these types of agreements with Henan Agriculture University for YuYu 22 and now Shijiazhuang Liyu Technology Development Co., Ltd. for Li Yu 37. The agreements may be terminated for breach by either party. We may terminate the agreements at any time by not producing seeds there under, without penalty.

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

Except what was discussed immediately above, no other licensed seed product represented more than 10% of our sales in the fiscal years ended September 30, 2011, 2012, and 2013. In addition, except as disclosed above, no one licensor is responsible for a seed product or group of seed products that represents more than 1.5% of our revenues during the same periods.

The Chinese Crop Seed Market

The Chinese agricultural sector is primarily made up of small, family-oriented farms. Increasingly, corn is becoming an important crop in China because it has a number of uses, including the use as livestock feed, source of industrial products and a source of fuel in the form of ethanol. In addition, rice is an important human food crop and canola is used to produce cooking oil.

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

Government Regulation

We operate our business mainly in China under a legal regime that consists, at the national level, of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:
⋅	Ministry of Agriculture and its local authorities;
⋅	Ministry of Commerce and its local authorities;
⋅	State Administration of Foreign Exchange and its local authorities;
⋅	State Administration of Industry and Commence and its local authorities;
⋅	State Environmental Protection Administration; and
⋅	State Administration of Taxation, and the Local Taxation Bureau.

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

36

⋅
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

⋅	to obtain a provincial license to distribute hybrid seed varieties, the licensee must have a registered capital of at least RMB30 million; and
⋅	to obtain a provincial license to distribute non-hybrid seed varieties, the licensee must have a registered capital of at least RMB5 million.

A separate license is required to import and export seeds. To obtain this license, the applicant must have a minimum registered capital of RMB30 million.

In September 2012, the MOA issued the first group of Breed-Produce-Distribute Vertically-Integrated Crop Seed Distribution Licenses (BPDVI License) based on the new administrative measures. Beijing Origin was included as a licensee among the first 32 crop seed companies that received the BPDVI License.

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

The procedure for provincial examination and approval requires the applicant to:
⋅	submit the application to the provincial variety authorization committee;
⋅
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

⋅
go through one successful growing season of trial production, also in at least five different locations. If successful, a provincial examination certificate is granted and a public announcement is made.

The procedure for national examination and approval requires the applicant to:
⋅	submit the application to the national variety authorization committee;
⋅
complete two growing seasons of monitored production in at least five different locations. Only seeds that have 8% or higher yield compared to control seeds and that also rank in the top six among all seeds being tested in that cycle can proceed to the second year of testing; and

⋅	complete one successful growing season of trial production in at least five different locations.

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

Genetically Modified Organisms Safety Regulations

GM products continue to be controversial in China, and, to date, very few GM products have been approved. There are public concerns regarding the potential for adverse effects of GM products on human health. In May 2001, the State Council of China enacted the Agricultural Genetically Modified Organisms Safety Regulation. The Ministry of Agriculture enacted the Agricultural Genetically Modified Organisms Safety Assessment Approach which became effective in July 1996 and was revised in March 2002. These enactments set forth provisions concerning the classification, testing, safety evaluation and identification of GM crop seeds.
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

Foreign Ownership Restrictions

Currently, China restricts foreign ownership of businesses in the seed industry. A foreign invested enterprises, or FIE that is engaged in the breeding of new varieties, development, production, marketing, distribution and sale of food crop seeds is limited to 49% foreign ownership pursuant to the Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry (effective on September 8, 1997) and  the Foreign Investment Industrial Guidance Catalogue (effective on December 1, 2007).

In addition to restrictions in the conventional seed business, China forbids FIEs from engaging in the development production and distribution of genetically modified corn seeds pursuant to the Foreign Investment Industrial Guidance Catalogue distributed by the Ministry of Commence of China in 2007. Furthermore, FIEs need to obtain government approvals to engage in the breeding of GM research and testing pursuant to the Agricultural Genetically Modified Organisms Safety Regulation.

Tax

Origin and State Harvest are both tax-exempted companies organized in the British Virgin Islands.

Our PRC Operating Company Subsidiaries are organized in the PRC and governed by PRC laws. PRC enterprise income tax, or EIT, is calculated based on taxable income determined under PRC accounting principles.  Under the New EIT law, effective January 1, 2008, FIEs and domestic companies are now subject to a uniform EIT rate of 25% and the tax exemption, reduction and preferential treatments which were applicable only to FIEs were ended. However, any enterprises established before the promulgation of the New EIT law in 2008 that were entitled to preferential tax treatments for a fixed period continued to be entitled to such preferential tax treatment until the expiration of those periods.

The applicable tax rate of the PRC New EIT to Beijing Origin is 15% since January 1, 2008, because Beijing Origin has been approved as new technology enterprises and enjoys the reduced New EIT rate of 15% while our other operating companies are subject to the New EIT at a uniform rate of 25%. The preferential treatments in EIT to Xinjiang Origin is 2 years of exemption and 3 years of half reduction (counting from the year the Company makes a profits, it can exempted from EIT in first two years and it should only pay for half of EIT from the third to fifth years). Xinjiang Origin recorded a profit in 2012 so entitled for the treatment.

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

Dividend Distribution

Under PRC law, FIEs in China, including Origin Agritech may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as cash dividends. The Board of Directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds which may not be distributed to equity owners except in the event of liquidation. The amount set aside as of September 30, 2012 and 2013 were RMB24,789 and RMB24,789 respectively. We are currently in compliance with all applicable PRC laws and regulations relating to our business.

C.Organizational structure.

Origin Agritech is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC Operating Companies. The following diagram illustrates our current organizational structure:

(1)	We do not have any ownership interest in Beijing Origin, Henan Origin, Changchun Origin, Denong, Linze Origin and Xinjiang Origin. Through State Harvest, we have entered into a series of stock consignment agreements with their respective shareholders. Gengchen Han (our Chairman and Chief Executive Officer), Liang Yuan, and Yasheng Yang (Vice Chairman of the Board), currently own 34.4%, 25.8%, and 28.68% of Beijing Origin, respectively.

The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest:

	Place of incorporation	Percentage
Name	(or establishment)/operation	of ownership

State Harvest	British Virgin Islands	100% owned by Origin

Origin Biotechnology	Haidian District, Beijing, PRC	100% owned by State Harvest

Beijing Origin	Haidian District, Beijing, PRC	97.96% controlled by State Harvest

Henan Origin	Zhengzhou, Henan Province, PRC	92.04% owned by Beijing Origin

Changchun Origin	Changchun, Jilin Province, PRC	99.83% owned by Beijing Origin

Denong	Chengdu, Sichuan Province, PRC	98.58% owned by Beijing Origin

Linze Origin	Linze, Gansu Province, PRC	100% owned by Beijing Origin

Shandong Kunfeng	Jinan, Shandong Province, PRC	100% owned by Beijing Biotechnology

Xinjiang Origin	Jinbo City, Xinjiang Province, PRC	51% owned by Beijing Origin

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

To gain control over the PRC Operating Companies (other than Origin Biotechnology, which is not subject to the 49% ownership restriction and which State Harvest entirely owns), State Harvest entered into a series of stock consignment agreements with shareholders of those companies or, in the case of Denong and Xinjiang Origin, with Beijing Origin, the parent of those entities. These agreements consign to State Harvest or Beijing Origin all of the rights of ownership of the shares involved other than legal title, effectively transferring the control of the shares subject to the agreements to State Harvest. Those rights include the right to manage in all respects the shares held in title by the shareholders that are parties to them, including all shareholder rights to call meetings of shareholders, to submit shareholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a shareholder in respect of the shares consigned. More specifically, the consignment agreements include giving the right to select, replace and increase the number of the directors and supervisors, recommend new directors and supervisory personnel and to exercise management rights, controlling rights and decision-making power over the shares of the subject company. Additionally, the shares of the PRC operating companies are pledged.

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

D. Property, plant and equipment.

Our principal executive offices are located in the Changping District in Beijing where we own approximately 10,320 square meters of office space, and the right to use approximately 19,250 square meters of land. The land uses right, and the property, plant, and equipment of our headquarters in Beijing currently secures a loan of RMB 65 million. This loan was extended by China Construction Bank.

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

Not Applicable

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

A. Operating Results.

Performance Overview

Fiscal year 2013 was the first year after the corporate-wide restructuring program carried out during fiscal year 2012, and as a result the Company’s financial performance has turned around significantly despite headwinds we faced in the seed industry and the impact of unfavorable weather in the Northeastern China region. Operating profit for fiscal year 2013 was RMB18.16 million (US$2.92 million), representing a significant turnaround from the operating loss of RMB3.47 million for fiscal year 2012. The turnaround of the operating profit was despite the fact that revenues declined 13% from RMB 552.11 million in the fiscal year 2012 to RMB481.69 million (US$77.30 million) in the fiscal year 2013.

Year-over-Year Comparison of Operating Performance
	2013 (RMB million)	2012 (RMB million)	Year-over-Year Growth
Revenues	481.69	552.11	(13)%
Gross Profit	166.61	164.33	1%
Operating Expense	148.45	167.80	(12)%
Operating Profit (loss)	18.16	(3.47)	n/a

Revenue decline was mainly due to the discontinued cotton and agricultural chemical businesses and lower sales for the Company’s corn and rice seed businesses. Excluding the cotton and agricultural chemical businesses, revenues decreased by 8% from RMB 524.80 million to RMB 481.69 million (US$77.30 million), mainly due to a 5% lower of sales volume and 3% price decline. Increasing competition in the seed markets and unfavorable weather for our Northeast operations were among the headwinds we faced during fiscal year 2013. Industry competition increased as the inventory in the seed market in China has reached historically high levels before the 2013 planting season.

Overall Analysis

Total revenues for the fiscal year ended September 30, 2013 were RMB481.69 million (US$77.30 million), a decrease of 13% from RMB552.11 million during the fiscal year ended September 30, 2012. Overall, the year-over-year decrease in revenues was mainly due to the divestment of the cotton and pesticide businesses, and the drop in sales volume of corn and rice as a result of increasing competition in the crop seed market and unfavorable weather for our Northeast operations in fiscal year 2013.

Corn seed products remained our strongest product line, accounting for 80% of our overall sales. Total revenues from corn seeds were RMB387.60 million (US$62.20 million) in fiscal year 2013, compared with RMB416.73 million in the fiscal year ended September 2012. Revenues from rice product line for the year ended September 30, 2013 decreased by approximately 18% to RMB72.71 million (US$11.66 million) from RMB88.14 million in the fiscal year ended September 30, 2012. Sales of canola seeds increased by 9% to RMB21.77 million (US$3.49 million) in fiscal year 2013 compared to RMB19.94 million in fiscal year 2012. With the divestment of the cotton and pesticide businesses in fiscal year 2012, the revenue from those businesses was nil for the fiscal year 2013 from RMB27.09 million in the year ended September 2012.

Operating expenses for the fiscal year ended September 30, 2013 were RMB148.45 million (US$ 23.82 million), representing a decrease of 12% from RMB167.80 million in the fiscal year 2012, which was mainly because our expense control efforts helped to lower the operating expenses despite the increase in doubtful receivables allowance and shipping expenses.

Operating income for the fiscal year ended September 30, 2013 was RMB18.16 million (US$2.92 million), compared to the operating loss of RMB3.47 million for the fiscal year ended September 30, 2012. The increase in operating results was mainly due to our improvement in gross profit and expenses control effort.

Net income for the fiscal year ended September 30, 2013 was RMB7.49 million (US$1.20 million), representing a significant improvement from the net loss of RMB1.43 million for the fiscal year ended September 30, 2012. The year-over-year improvement was mainly due to the improvement in operating performance of the core businesses and rigorous expense management.

Net income per share was RMB0.32 or US$0.05 for the fiscal year 2013, compared with net loss of RMB(0.06) in fiscal year 2012.

As of September 30, 2012 and 2013, we had approximately RMB152.79 million and RMB131.98 million (US$21.47 million), respectively, in cash and cash equivalents. Total borrowings as of September 30, 2012 and 2013 were RMB 74 million and RMB 286.32 million (US$46.57 million), respectively. During fiscal year 2013, Net cash used in operating activities was RMB 146.11 million (US$23.77 million), down from cash inflow of RMB82.71 million for the fiscal year ended September 30, 2012, as inventory balance increased significantly year-over-year. Net cash used in investing activities was RMB68.28 million (US$11.10 million) for the fiscal year ended September 30, 2013 compared with RMB143.38 million for the fiscal year ended September 30, 2012.  Net cash provided by financing activities was RMB191.69 million (US$31.18 million) for the fiscal year ended September 30, 2013 compared with RMB83.40 million for the fiscal year ended September 30, 2012. The increase in borrowing was mainly related to the operations of Beijing and Linze Origin, which had RMB205.00 million (US$33.34 million) bank loan for settlement of seed purchases and RMB69.02 (US$11.22 million) for new corn seed processing plant construction in Xinjiang.

Research and Development Activities

Origin was built on its strong R&D platform and we strongly believe a commitment to R&D is essential to the growth of the Company. During fiscal year 2013, we continue to make significant progress both in our conventional hybrid crop seed development programs and biotechnology R&D activities.

Key developments for Origin’s GM corn seeds:

Phytase: Four commercial hybrids with phytase traits have completed the variety production test and are pending the variety approval from the Chinese government.

Glyphosate Tolerance: One GM glyphosate tolerance event (the unique DNA recombination event that took place in one plant cell) passed Phase 4 – Production Test and is waiting for the Phase 5 Safety Certificate. Two more glyphosate tolerance events are being submitted for Phase 3 - Environment Release Test. In addition, more than one thousand events are undergoing Phase 1 - Laboratory Research;

Bacillus Thuringiensis (Bt): Two insect tolerant events are going through Phase 2 - Intermediate Test. Over two hundred events are undergoing Phase 1 - Laboratory Research;

Glyphosate + Bacillus Thuringiensis (Bt): Three events of the Company’s glyphosate and insect tolerant traits have advanced into Phase 3 – Environment Release Test. More than 4,500 events of the stacked traits (inserting more than one gene in a seed via biotechnology) are being screened in Phase 1 - Laboratory Research.

Hybrid Corn Seed Development Program:

In addition to GM crop seeds, Origin has a large R&D program developing conventional hybrid crop seeds. In China, new hybrid seed varieties need to go through an official approval process prior to sales. This approval process typically involves three to four years of registration trials and normally proceeds according to the following sequential steps:

Pre-Registration —> Registration Trial 1 —> Registration Trial 2 —> Field Demo —> Approval

Each step leading up to Approval takes approximately one year unless it needs to be repeated. In some localities Registration Trial 2 and Field Demo are treated as one and the same step.

During fiscal year 2013, we have more than 45 tests going through different stages of the approval process. As the results of multiyear testing, we received registration approval for seven of our new varieties.

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

In the past several years, our focus on biotechnology research has continued to accelerate significantly. We initially were approved for the first GM corn seed crop in China. Our glyphosate-tolerant gene has been approved to advance to the next phase of development. We seek to become the leader in biotechnology and GM product commercialization in China. We expect that GM crop seeds will eventually gain wide acceptance in China and for this reason we have begun biotechnology seed development and invested in genetic modification programs that focus on improving yields, product quality, and insect resistance and disease tolerance for corn seeds and other crop seeds. The development of these biotechnology attributes remains a cornerstone of our business strategy. As a result, a significant proportion of our management resources are dedicated to building these capabilities across the firm for the introduction into the PRC domestic crop seed market.

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

As part of our internal efforts, we developed genetic markers to enhance the selection of disease resistance corn lines to accelerate the breeding process. In addition, we continued to utilize our previously implemented data mining infrastructure to search for stable and high-yielding hybrids. Our business model draws from existing and new technologies using both conventional breeding and advancement in biotechnology. We aim to build upon our current hybrid base where we have accumulated parental seeds with advantageous traits optimized to local soil conditions. We have a total of approximately 125 products in the market, including both licensed and proprietary products. We began to develop our own proprietary hybrid seed varieties in 1998. As of September 2013, we had 35 proprietary corn seed products, 14 proprietary rice seed products and 5 proprietary canola seed product that were in commercial production and distribution.

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

•	our ability to fit acquisitions into our growth strategies to generate sufficient value to justify their cost;

•	our ability to develop new products through research and development;
•	our ability to evaluate our business lines and take action to discontinue aspects of our business as well as to take cost savings measures for the future growth of the company;
•	our ability to partner or joint venture for the creation of more advanced bio-technology products;

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

Operating expenses, net

Our operating expenses, net consist of general and administrative expenses, research and development expenses, selling and marketing expenses and other income, net. Our operating expenses, net declined for the fiscal year ended September 30, 2013 compared to fiscal year 2012, mainly due to the cost control efforts and the divestment of the cotton and pesticide businesses.

General and administrative expenses. General and administrative expenses primarily consist of salary and compensation, depreciation and amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies.

Research and development expenses. Our research and development expenses primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds and genetically modified products, travelling expenses, depreciation of plant and equipments, rent and development efforts and the expenses paid to certain research institutes to carrying research projects on behalf of Origin during the period.

Selling and marketing expenses. Our selling and marketing expenses primarily consist of salary and compensation for our sales and marketing personnel, advertisement and promotion expenses, transportation expenses and related marketing expenses.

Equity award plans and award agreements

Our equity based awards are granted under the 2005 and 2009 Performance Equity Plans. We adopted the 2005 Plan in November 2005, under which we may issue equity based awards for up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we may issue equity based awards for up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. There are equity awards currently outstanding for 120,000 ordinary shares under the 2005 Plan and for 840,000 ordinary shares under the 2009 Plan.

On December 28, 2012 and March 22, 2013, the compensation committee of the Board of Directors approved the substitution of restricted stock for outstanding grants under Tranche 3 and Tranche 4 that no longer offer the kind of incentive opportunity originally sought for valued employees (total 21 employees) given the fall in the market price of the ordinary shares of the Company during the recent years.  The revised terms of the stock options were accounted for as a modification in accordance with ASC 718-20. For the purpose of determining the amount of any incremental share-based compensation cost that may have resulted from the modification of the exercise prices, the Company compared the fair value of modified awards and that of the original awards, both estimated at the date of the modification and determined that none of the modifications required the recognition of additional share-based payment expense.

As of September 30, 2013, all option based awards had an exercise price within the range of $1.44 to $12.23, and the awards expire 5 years from the date of grant and either vest immediately or vest over a period of 1 to 5 years, depending on the award. We recorded a total stock-based compensation expense of RMB4,637,507 for the fiscal year ended September 30, 2011, and RMB3,327,622 for the fiscal year ended September 30, 2012, and RMB1,892,595 (US$307,839) for the fiscal year ended September 30, 2013.

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

Revenues

We derive revenues primarily from the sale of various crop seeds, including corn, rice and canola seeds in China. We recognize revenues when pervasive evidence of a sales arrangement exists, products have been delivered, the price is fixed and determinable, collectability is reasonably assured, and the right of return has expired. Accordingly, we defer revenues recognition until all sale return privileges lapse, which generally occurs in May or June, and until the selling price has been finalized by our management and confirmation has been issued to the customer, which generally occurs at the end of our selling season. We sometimes carry a sizeable deferred revenues that reflects the value of our crop seeds delivered after evidence of a sales arrangement is confirmed, delivery to the customer is made and pre-payments from the customer are received, but before the final sales price is fixed and determined at the end of the selling season. This aspect of our revenues recognition policy does not have a significant effect when deferred revenues in the periods being compared remain approximately the same proportion to overall sales. However, when the proportion of our sales classified as deferred revenues varies significantly from year to year, as sometimes occurs, our revenues and earnings as reported in our financial statements may not exactly reflect our operating activities.

Impairment of long-lived assets

We incurred net losses for two of the last three fiscal years. However, losses incurred in fiscal year 2011 were mainly due to Loss on liquidation of Jilin Changrong of RMB 13.6 million. At the group level, these losses incurred on a non-recurring basis. All major operating entities in the Company have made operating profits in the last three years.

We perform the Goodwill Impairment Test on an annual basis. This process is conducted at the reporting unit level, defined as the lowest level of the Company, i.e., business units, subsidiaries, operating units, divisions, etc. As of September 30, 2013, the remaining goodwill on the books was exclusively arising from the acquisition of Denong. We conducted the annual Goodwill Impairment Test for the year ended September 30, 2013. Specifically, the profits forecast in next five years were our key assumption for fair value evaluation. Assuming the revenues would maintain 5%-10% growth rate, the gross profit margin is consistently above 20% for each year, and net income would also be positive for next five years, the fair value of Denong is positive and exceeds its carrying value by 17%. Therefore, goodwill was not considered to be impaired as of September 30, 2013.

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

We have assessed the product quality, unsold quantity and the amount unit cost exceed the selling price performed by our quality inspectors and sales staff on an annual basis, and accordingly, determined the inventory write-downs based on the assessment results. We believe that the current methodologies on impairment assessment are adequate to address the risks of inventory write-downs. For fiscal year 2013, we had a write down of RMB38.56 million (US$6.27 million) compared to fiscal year 2012, and RMB12.98 million for fiscal year 2011.

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

Results of Operations

Fiscal Year Ended September 30, 2013 Compared To Fiscal Year Ended September 30, 2012

Revenues and Gross Margin

Our revenues for the fiscal year 2013 were RMB481.69 million (US$77.30 million), a decline of 12.75% compared with RMB552.11 million in fiscal year 2012. Overall, the year-over-year decrease in revenues was mainly due to the divestiture of the cotton and pesticide businesses in last year and the sales drop of corn and rice as a result of increasing competition in the crop seed market and unfavorable weather conditions in Northeastern China.

The table below lists the change in both revenues and gross margins exclusive scrap sales, between fiscal year 2013 and fiscal year 2012

Items	Revenues			Gross Margin
	Year ended	Year ended		Year ended	Year ended	Change in
	September 30,	September 30,		September 30,	September 30,	percentage
	2013	2012	Change	2013	2012	point
	RMB’000	RMB’000
Hybrid Corn seeds	381,820	406,839	(6.1)%	38.6%	35.6%	3.0%
Hybrid Rice seeds	72,707	86,542	(16.0)%	24.9%	29.5%	(4.6)%
Hybrid Canola seeds	21,766	19,935	9.2%	52.7%	52.0%	0.7%
Hybrid Cotton seeds	-	7,086	n/a		122.5%	n/a
Pesticides	-	19,832	n/a		(11.9)%	n/a
Other	-	215	n/a		n/a	n/a
Total normal sales	476,293	540,449	(11.9)%	37.2%	34.7%	2.5%

Exclusive of scrap sales, revenues from our hybrid corn seeds decreased by 6.1% to RMB381.82 million (US$61.27 million) in fiscal year 2013 from RMB406.84 million in fiscal year 2012, this year-over-year decrease was mainly a result of increasing competition in the corn seed market and unfavorable weather for our Northeast operations. Gross margin of our corn products increased by 3.0% in fiscal year 2013 compared with fiscal year 2012, which was mainly due to the decline in average unit purchase cost of seed as a result of higher seed production yield for one of our key production centers in this year.

Non-scrap revenues from our hybrid rice seeds decreased by 16.0% to RMB72.71 million (US$11.67 million) in fiscal year 2013 from RMB86.54 million in fiscal year 2012, which was mainly due to lower sales volume for one product as a result of increasing competition in the rice seed market. Gross margin of our rice products decreased by 4.60% in fiscal year 2013 compared with fiscal year 2012 was as a result of an increase in raw material cost caused by lower seed production yield in this year. Non-scrap revenues from our canola seeds increased by 9.20% to RMB21.77 million (US$3.49 million) in fiscal year 2013 compared with RMB19.94 million in fiscal year 2012.

Cost of Revenues

Our cost of revenues for fiscal year 2013 was RMB 315.08 million (US$50.56 million), a decrease of 18.75% compared with RMB387.78 million in fiscal year 2012. This decrease was mainly due to the decline in average unit purchase cost of seed as a result of higher seed production yield in this year.

Gross margin

Our gross margin was 34.59% in fiscal year 2013 compared with 29.76% in fiscal year 2012. This increase was mainly due to the decline in average unit purchase cost of seed as a result of higher seed production yield.

Operating expenses

Our operating expenses for fiscal year 2013 decreased to RMB148.45 million (US$23.82 million) from RMB167.80 million in fiscal year 2012. Lower operating expense for fiscal year 2013 was mainly due to a decrease in costs previously associated with the pesticide and cotton business, which are no longer applicable after the divestiture. Corporate restructuring and expenses control efforts also helped to lower the operating expenses despite the increase in doubtful receivable allowance and higher shipping expenses.

Selling and marketing

Selling and marketing expenses for fiscal year 2013 were RMB55.38 million (US$8.89 million), which was in line with RMB56.44 million in fiscal year 2012. Lower expenses were due to lower performance based bonus largely offset the higher shipping costs caused with the production of Xinjiang Origin.

General and administrative

General and administrative expenses (“G&A”) decreased to RMB 66.15 million (US$10.62 million) in fiscal year 2013 from RMB77.59 million in fiscal year 2012, which  was due to the lower in share based compensation, entertainment and the divesture of pesticide and cotton business in last year.

Research and development

Research and development expenses (“R&D”) increased to RMB42.16 million (US$6.77 million) in fiscal year 2013 from RMB37.63 million in fiscal year 2012.  The increase was mainly due to higher staff compensation and land rental for research.

Other income

Other income increased to RMB15.24 million (US$2.45 million) in fiscal year 2013 from RMB3.85 million in fiscal year 2012. The increase was mainly due to both the rental income and disposal of house amounted to approximately RMB 10 million (US$1.63 million) in this year.

Income from operations

As a result of the impact of the components described above, income from operations were RMB 18.16 million (US$2.92 million) in fiscal year 2013 compared with operating loss RMB3.47 million in fiscal year 2012. The increase in operating results was mainly due to improvement in gross profit and expenses control measures adopted since last year.

Interest expense

Interest expense increased by RMB7.30 million (US$1.19 million) to RMB11.33 million (US$1.82 million) for the fiscal year 2013 from RMB4.03 million a year ago. This increase was mainly due to higher bank loans from the Beijing, Linze and Xinjiang entities in this year.

Share of net income of equity investments

This represents investment income from the 30% equity investment, Shijiazhuang Liyu Technology Development Co., Ltd.

Income taxes

Income taxes for fiscal year 2013 were RMB4.46 million (US$0.72 million) compared with RMB 1.86 million for fiscal year 2012. We incurred a deferred tax expense of RMB1.76 million (US$0.28 million), mainly due to  utilization of the tax losses of Denong this year. The deferred tax asset is composed primarily of net operating loss carried forwards. The valuation allowance was based upon management’s conclusions, among other considerations and estimates of future earnings based on information currently available. It was more likely than not that the future tax benefits would be realized.

The standard enterprise income tax rate was 25% for 2013 and 2012. However, our PRC Operating Company, Beijing Origin is entitled to a preferential tax rate of 15%. For fiscal years ended September 30, 2012 and 2013, its effect of the preferential tax treatment was 10%. The preferential treatments in EIT to Xinjiang Origin is 2 years of exemption and 3 years of half reduction (counting from the year the Company makes a profits, it can exempted from EIT in first two years and it should only pay for half of EIT from the third to fifth years). Xinjiang Origin recorded a profit in 2012, so it started to enjoy the EIT exemption in 2012.

Net income

Net income for the fiscal year ended September 30, 2013 were RMB 7.49 million (US$1.21 million), representing a significant improvement from the net loss of RMB1.43 million during the fiscal year ended September 30, 2012. The year-over-year improvement was mainly due to the improvement in operating performance of core businesses.

Fiscal Year Ended September 30, 2012 Compared to Fiscal Year Ended September 30, 2011

Revenues and Gross Margin

Our revenues for the fiscal year 2012 were RMB 552.11 million (US$87.07 million), a slight decline of 2.70% compared with RMB567.43 million in fiscal year 2011. Overall, the slight year-over-year decrease in revenues was mainly due to the liquidation of Jilin Changrong and the divestiture of the cotton and pesticide businesses in 2011; while revenues in the core businesses increased year-over-year.

The table below lists the change in the revenues and gross margins exclusive scrap sales, between fiscal year 2012 and fiscal year 2011:

Items	Revenues			Gross Margin
	Year ended	Year ended		Year ended	Year ended	Change in
	September 30,	September 30,		September 30,	September 30,	Percentage
	2012	2011	Change	2012	2011	point
	RMB’000	RMB’000
Hybrid Corn seeds	406,839	409,134	(0.56)%	35.53%	40.26%	(4.73)%
Hybrid Rice seeds	86,542	90,309	(4.17)%	29.47%	32.41%	(2.94)%
Hybrid Canola seeds	19,935	16,833	18.43%	52.01%	58.67%	(6.66)%
Hybrid Cotton seeds	7,086	18,920	(62.55)%	122.45%	11.23%	111.25%
Pesticides	19,832	20,615	(3.80)%	(11.88)%	19.69%	(31.57)%
Other	215	2,572	(91.64)%	n/a	n/a	n/a
Total normal sales	540,449	558,383	(3.21)%	34.74%	38.08%	(3.34)%

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

Interest expense

Interest expense increased by RMB2.56 million (US$0.41 million) to RMB4.03 million (US$0.64 million) in fiscal year 2012 from RMB1.47 million a year ago. This increase was mainly due to higher bank loans from the Linze and Xinjinag entities this year.

Share of net income of equity investments

This represents investment income from the 30% equity investment, Shijiazhuang Liyu Technology Development Co., Ltd.

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

B. Liquidity and Capital Resources.

As of September 30, 2011, 2012 and 2013, we had approximately RMB 129.94 million , RMB 152.79million and RMB131.98 million (US$21.47 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and short term liquid investments with maturities of three months or less deposited with banks and other financial institutions. We believe our working capital is sufficient to meet our present requirements.

We financed our operations through cash generated from operating activities and bank borrowings. As of September 30, 2013, we had a total short-term borrowings of RMB221.50 million and long-term borrowings of RMB64.82 million. The weighted average interest rate was 6.56%, 7.04% and 6.26% for fiscal year 2011, 2012 and 2013, respectively. Please see Note 13 to our consolidated financial statement for the details of bank borrowing.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12 months ended September 30, 2009, 2010, 2011, 2012 and September 30, 2013.

Item	September 30
(In thousands)
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	208,883	298,604	37,457	82,713	(146,109)	(23,769)

Net cash provided by (used in) investing activities	(15,891)	15,105	(154,390)	(143,383)	(68,279)	(11,097)

Net cash provided by (used in) financing activities	(175,933)	(136,359)	(55,736)	83,400	191,687	31,178

Net (decrease) increase in cash and cash equivalents	16,969	177,350	(172,669)	22,730	(22,701)	(3,688)

Cash and cash equivalents, beginning of year	102,263	121,255	299,672	129,942	152,789	24,852

Effect of exchange rate changes on cash and cash equivalents	1,933	1,067	2,939	117	1,890	303

Cash and cash equivalents, end of year	121,255	299,672	129,942	152,789	131,978	21,467

Operating activities:
Net cash used in operating activities was RMB146.11 million (US$23.77 million) for the fiscal year ended September 30, 2013, compared with net cash provided by RMB82.71 million for the fiscal year ended September 30, 2012. This decrease was primarily because the inventory increased by RMB226.83 million (US$36.90 million) and the decrease in advance from customers by RMB 63.47 million (US$ 10.32 million).

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

Investing activities:
Net cash used in investing activities was RMB68.28 million (US$11.10 million) for the fiscal year ended September 30, 2013, compared with RMB143.38 million for the fiscal year ended September 30, 2012. The decrease was mainly because most purchase related to the buildings and plants in Xinjiang and Linze was completed in fiscal year 2012.

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

Financing activities:
Net cash provided by financing activities was RMB191.69 million (US$31.18 million) for the fiscal year ended September 30, 2013. Net cash provided by financing activities was RMB83.40 million for the fiscal year ended September 30, 2012. This increase was mainly due to the net proceeds from borrowing of RMB 212.32 million (US$34.54 million).

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

The nature of our business involves cycles in expenses and revenues that are not always in phase. Most often in the third to fourth quarters of our fiscal year, we may face costs that are in excess of our cash flow sources during that period. Whether that occurs, and to what extent it occurs, depends on the amount of deposits received from customers compared with the advanced payments made by us to our seed producing farmers and the final payment for seed procurement. The exact timing of these payments is determined by the Chinese lunar calendar, which varies from one calendar year to the next. As a result, in some years our working capital needs are greater than in others. This aspect of the business is the reason we have customarily relied upon short term bridge loans to cover our expenses pending receipt of cash payment from farmers at the time of seed purchases. We, on a consolidated basis, have had access to sufficient financing in the past to manage these cash flow cycles. We have consistently repaid our short-term borrowings at or before maturity.

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

C. Research and Development, Patents and Licenses, etc.

We focus our research and development efforts on agro-biotechnology, crop breeding and the development of new crop seeds. In November 2001, we established a seed research and development center in Tongzhou, Beijing, which conducts research and development of commercial crop breeding. In September 2005, we established the “Origin Life Science Research Center” in Zhong Guan Cun, Beijing, the principal activities of which include crop gene engineering, molecular marker-assisted breeding, and molecular identification. We also have ten breeding stations located in different regions with seven being used for corn, three for rice and canola.

We have established technological cooperative relationships with five universities and sixteen research institutes in China, including Beijing University, China Agricultural University, Chinese Academy of Sciences, and Henan Agriculture University. We employ 126 full-time research personnel.

Our research and development expenditures were RMB 33.47  million, RMB 38.36 million, RMB 44.77 million, RMB37.63 million, and RMB42.16 million for fiscal years ended September 30, 2009, 2010, 2011, 2012 and 2013, respectively. Our continued increase in research and development spending is a result of our further efforts in the research and development of self-developed seed varieties and biotechnology traits both through joint development and in-house efforts.

The company has received government funding for research and development activities. Such funding was received in the fiscal years 2011, 2012 and 2013 in the amounts of RMB nil, RMB 1.55 million and RMB 16.11 million, respectively.

D. Trend Information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events in the period from October 1, 2012 to September 30, 2013 that were reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E. Off-balance Sheet Arrangements.

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts or outstanding derivative financial instruments. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular Disclosure of Commitments and Contingencies.

We have various contractual obligations that will affect our liquidity. The following table sets forth our contractual obligations as of September 30, 2013.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Commitment (1)	29,573	29,573	-	-	-
Short term Debt Obligations (2)	221,500	221,500	-	-	-
Long term Debt Obligations (2)	64,819	-	57,796	7,023	-
Interest on Debt Obligations	20,060	10,869	6,730	2,461	-
Purchase Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	14,890	2,533	3,155	2,126	7,076
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	350,842	264,475	67,681	11,610	7,076

(1)   Includes capital commitments for purchase of plant, building construction, equipment and technology use rights.

(2)   Represents bank loans from China Merchants Bank Beijing Branch, China Construction Bank Beijing Branch, Agricultural Development Bank of China Linze Branch, Agricultural Bank of China Linze Branch and Xinjiang Branch as well as China Construction Bank (Asia).

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of September 30, 2013.

Name	Age	Position

Gengchen Han	58	Chairman of the Board, President and Chief Executive Officer
Yasheng Yang	51	Vice Chairman of the Board
James Kang	54	Independent Director
Min Tang	60	Independent Director
Yingqi Xia	60	Independent Director
Michael W. Trimble	56	Independent Director
Larry Kenneth Cordell	56	Independent Director
James Chen	48	Chief Financial Officer

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

Mr. Larry Kenneth Cordell was appointed to Origin’s Board of Directors and became the Audit Committee Chair, effective January 1, 2012.  Mr. Cordell served as Chairman, President and CEO at UAP Holdings (“UAPH”) when the company was acquired by Agrium Inc. through a tender offer in May, 2008. Prior to its acquisition, UAPH was the largest independent distributor of agricultural inputs and professional non-crop products in the United States and Canada. Prior to UAPH, he held executive positions at FMC Agricultural Products, where he last served as its Global Herbicide Director. Mr. Cordell started his career at Rohm and Haas. Mr. Cordell currently serves as Chief Executive Officer of Pinnacle Agriculture Distribution, a privately held crop input distributor in the United States. He also holds Board of Director positions with Momentive Performance Material Holdings and Taminco, both of which are privately held specialty chemical manufacturers.

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

B. Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB7.23 million (US$1.17 million) for the twelve months ended September 30, 2013. Options granted are stated in the chart found below.

2005 Performance Equity Plan

On November 8, 2005 the company adopted the 2005 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. We had outstanding awards for 120,000 ordinary shares under the 2005 Plan at September 30, 2013.

2009 Performance Equity Plan

On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. We had outstanding awards for 840,000 ordinary shares under the 2009 Plan at September 30, 2013.  Those awards held by the current directors and officers are listed below.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
Gengchen Han	20,000	$12.23/Share	January 4, 2010	January 3, 2015
	20,000	$10.84/Share	January 3, 2011	January 2, 2016
	120,000	$2.55/Share	January 3, 2012	January 2,2017
	120,000	$1.44/Share	January 2, 2013	January 1,2018
Yasheng Yang	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 3, 2016
	5,000	$2.55/Share	January 3, 2012	January 2,2017
	5,000	$1.44/Share	January 2, 2013	January 1,2018
Michael Trimble	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
	5,000	$2.55/Share	January 3, 2012	January 2,2017
	5,000	$1.44/Share	January 2, 2013	January 1,2018
Min Tang	10,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
	5,000	$2.55/Share	January 3, 2012	January 2,2017
	5,000	$1.44/Share	January 2, 2013	January 1,2018
Yingqi Xia	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
	5,000	$2.55/Share	January 3, 2012	January 2,2017
	5,000	$1.44/Share	January 2, 2013	January 1,2018
Y. James Kang	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
	5,000	$2.55/Share	January 3, 2012	January 2,2017
	5,000	$1.44/Share	January 2, 2013	January 1,2018
Larry Kenneth Cordell	5,000	$2.55/Share	January 3, 2012	January 2,2017
	5,000	$1.44/Share	January 2, 2013	January 1,2018
James Chen	200,000	$2.55/Share	January 3, 2012	January 2,2017
	200,000	$1.44/Share	January 2, 2013	January 1,2018

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

Pursuant to the terms of its charter, as amended, the Audit Committee’s responsibilities include, among other things:

•	annually reviewing and reassessing the adequacy of the Audit Committee’s formal charter;
⋅	reviewing our annual audited financial statements with our management and our independent auditors and the adequacy of our internal accounting controls;
•	reviewing analyses prepared by management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
⋅	engagement of the independent auditor;
•	reviewing the independence of the independent auditors;
⋅
reviewing our auditing and accounting principles and practices with the independent auditor and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditor or our management;

•	appointment of the independent auditor;
⋅	approving professional services provided by the independent auditors, including the range of audit and non-audit fees; and

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

Compensation Committee

The members of our Compensation Committee are Yingqi Xia (chairman), Min Tang, and James Kang. The Compensation Committee also administers our equity award plans, including the authority to make and modify awards under the 2005 and 2009 Performance Equity Plans. The current charter of the Compensation Committee, which was adopted March 16, 2007, provides that the committee is responsible for:

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors, officers and other senior employees;
⋅	reviewing and determining performance-based awards and compensation for our officers and other employees;
•	reviewing and determining share-based compensation (including the 2005 and 2009 Performance Equity Plan) for our directors, officers, employees and consultants;
⋅	administering our equity incentive plans (including the 2005 and 2009 Performance Equity Plans) in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

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

D.Employees.

We had 856, 656, and 607 employees as of September 30, 2011, 2012 and 2013, respectively, excluding Xinjiang Origin. The number of employees changed during the 2012 fiscal year due to the restructuring discussed else wherein this report. Substantially all of our employees are located in China. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of September 30, 2013:

Areas of Operations	Number of Employees	Percentage of Total
Research and Development	126	20.8%
Sales and Marketing	170	28.0%
Production	172	28.3%
Quality Control	32	5.3%
Others	107	17.6%
Total	607	100.0%

We offer our employees additional annual merit-based bonuses in accordance with the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts approximate to 20%, 7.7%, 9.7%, 1%, 0.6% and 0.7%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

Xinjiang Origin started the construction of its corn seed processing facility in fiscal year 2012. It had 57 and 71 employees as of September 30, 2012 and 2013, respectively.

E.Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2013, by each of our directors and executive officers who beneficially own our ordinary shares, and other principal shareholders.

	Shares Beneficially Owned ( * )
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han, Chairman of the Board, Chief Executive Officer (1) (2)	4,483,827	19.57%
Yasheng Yang, Vice Chairman of the Board and Director (1) (3)	1,136,980	4.96%
James Kang, Director (1)(4)
Min Tang, Director (1)(5)
Yingqi Xia, Director (1)(6)
Michael W. Trimble Director (7)	75,000	0.02%
Larry Kenneth Cordell, Director (1)(8)
James Chen, CFO (1)(9)	186,313	0.81%
Principal Shareholders:
Liang Yuan(10)	2,867,315	12.52%

* Beneficial ownership and percentage is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(1)	The business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing PRC 102206. See Item 6B. “Directors, Senior Management, and Employees – Compensation” for discussion of option included in the table granted under the 2005 Performance Equity Plan and 2009 Performance Equity Plan.
(2)   The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares. Excludes 280,000 shares that may be acquired under stock options held by Dr. Han.

(3)	The shares reported in the above table are held by Mr. Yang through a personal holding Company, Leekdon Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Mr. Yang will have voting and dispositive authority over all the shares. Excludes20,000 shares that may be acquired under stock options held by Mr. Yang.
(4)   Excludes 20,000 shares that may be acquired under stock options by Mr. Kang.
(5)	Excludes 25,000 shares that may be acquired under stock options by Mr. Tang
(6)   Excludes 25,000 shares that may be acquired under stock options by Mr. Xia
(7)	The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131. Excludes 20,000 shares that may be acquired under stock options held by Mr. Trumble.
(8)   Excludes 10,000 shares that may be acquired under stock options held by Mr. Cordell
(9)	Excludes 400,000 shares that may be acquired under stock options held by Mr. Chen.
(10) The shares reported in the above table are held by Mr. Yuan through a personal holding company, Bonasmart Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Mr. Yuan will have voting and dispositive authority over all the shares. Excludes 45,000 shares that may be acquired under stock options held by Mr. Yuan, which relate to his former employment with the company.

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

Technical Service Agreements

As part of the reorganization of our PRC Operating Companies in late 2004 and early 2005, all of the intellectual property rights of Beijing Origin, Changchun Origin and Henan Origin have been and will continue to be transferred to Origin Biotechnology pursuant to technology service agreements dated December 25, 2004. The purpose of this was to permit the better management and licensing of the intellectual property that the three assignors have developed. Under the technology service agreements, Origin Biotechnology will provide technical research and production and distribution services for the seeds produced by the group. These services will include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The initial term is for three years, but the agreements are automatically renewed unless both parties agree to a termination. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds. Generally, the fees will be as follows: RMB1.2 per kilogram of corn sold by the party receiving the technical services; RMB6 per kilogram of rice sold by the party receiving the technical services. The fees are to be confirmed and paid at the end of each growing season and only charged fees on the sales related to the seed rights owned by Origin Biotechnology.

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

B. Significant changes.

No significant changes since September 30, 2013

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

The following table provides the historical high and low trading prices for Origin’s ordinary shares for the periods indicated below.

	Nasdaq
	Price per Share
	High	Low
Annual Market Prices
Year 2009 (until September 30 2009)	6.46	1.7
Year 2010 (until September 30, 2010)	15.02	4.40
Year 2011(until September 30 2011)	11.31	2.33
Year 2012 (until September 30, 2012)	4.49	1.30
Year 2013 (until September 30, 2013)	1.89	1.34

Quarterly Market Prices

First Quarter 2012 ended December 31, 2011	3.14	2.10
Second Quarter 2012 ended March 31, 2012	4.49	2.24
Third Quarter 2012, ended June 30, 2012	2.48	1.30
Fourth Quarter 2012, ended September 30, 2012	1.87	1.30

First Quarter 2013, ended December 31, 2012	1.54	1.36
Second Quarter 2013, ended March 31, 2013	1.89	1.44
Third Quarter 2013, ended June 30, 2013	1.81	1.39
Fourth Quarter 2013, ended September 30, 2013	1.69	1.34

Monthly Market Prices	NASDAQ Price per Share
	High	Low
Jul-13	1.69	1.39
Aug-13	1.55	1.34
Sep-13	1.45	1.34
Oct-13	2.39	1.32
Nov-13	1.88	1.60
Dec-13	1.81	1.17

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

United States federal income taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ordinary shares. This discussion applies to you only if you hold and beneficially own our ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:
•	dealers in securities or currencies;
⋅	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;
•	banks or other financial institutions;
⋅	insurance companies;
•	tax-exempt organizations;
⋅	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ordinary shares through any such entities;
•	persons that hold ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;
⋅	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;
•	persons liable for alternative minimum tax; or
⋅	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ordinary shares) entitled to vote.

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ordinary shares and are:
•	a citizen or resident of the United States for U.S. federal income tax purposes;
⋅	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
⋅
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

We believe that we were not a PFIC for the taxable year 2013. However, there can be no assurance that we will not be a PFIC for the taxable year 2013 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2013 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

H.Documents on display.

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

We have recorded RMB1.71 million (US$0.28 million) of foreign exchange loss in our net income for the twelve months ended September 30, 2013, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are exchanged, as well as re-evaluate its policy of using a fixed-rate regime to a basket of currencies govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately3.6%, 5.5%, 2.8% and 3.1% in the fiscal year ended September 30, 2010, 2011, 2012 and 2013 respectively. Sustained or increased inflation in China could have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially changed during the period covered by this Annual Report.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures: As of September 30, 2013 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s management including the Chief Executive Officer and the Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company's disclosure controls and procedures. We have determined those controls are effective as of September 30, 2013.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2013. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, the management hasn’t identified material weakness in the Company’s internal control over financial statement closing process, as a result, the management concluded that the Company’s internal control over financial reporting was effective.

(c)  Attestation report of the registered public accounting firm.   BDO China Shu Lun Pan Certified Public Accountants LLP, our independent registered public accounting firm, has audited our internal control over financial reporting as of September 30, 2013, and has issued an attestation report set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Origin Agritech Limited

We have audited the internal control over financial reporting of Origin Agritech Limited and its subsidiaries and variable interest entities (the “Company”) as of September 30, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15(b), Report of Origin’s Management on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities as of September 30, 2012 and 2013, and the related consolidated statements of income and comprehensive income, equity, and cash flows for the years ended September 30, 2011, 2012 and 2013 and our report dated January 22, 2014 expressed an unqualified opinion thereon.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, The People’s Republic of China
January 22, 2014

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)   Audit Fees.

The aggregate fees billed for the fiscal year ended September 30, 2013, for professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP for the audits of internal controls over financial reporting and the financial statements for the fiscal year ended September 30, 2013 were RMB2.12 million (US$0.35 million).

The aggregate fees billed for the fiscal year ended September 30, 2012, for professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP and BDO Limited (our principal independent accountants of the Company who reported on the financial statements for the fiscal year ended September 30, 2010) for the audit of internal controls over financial reporting and the financial statements for the fiscal years ended September 30, 2012 were US$0.43 million and US$0.03 million, respectively.

(b)   Audit - Related Fees.

The aggregate fees billed for the year ended September 30, 2012 and 2013 for professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP for the performance of agree-upon procedures for the quarterly financial statements during the year ended September 30, 2012 and 2013 were US$0.03 million and US$0.03 million respectively.

(c) Tax Fees.

We did not enter into any engagement during the fiscal years ended September 30, 2012 or 2013 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d) All Other Fees.

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal years ended September 30, 2012 and 2013.

(e)Audit Committee Pre-Approval Policies and Procedures.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE.

As a foreign private issuer (“FPI”) whose securities are listed the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of the requirements of the NASDAQ Marketplace Rules (the “NASDAQ Rules”) pursuant to NASDAQ Rule 5615, which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. We have provided to NASDAQ the necessary documentation to afford the Company these exemptions. See Item 6, Subpart C – Summary of Significant Differences in Corporate Governance Procedures for purposes of Rule 5615 of the NASDAQ Marketplace Rules.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

•	Origin Agritech Limited’s consolidated financial statements (Page F-1 to F-38)

•	Shijiazhuang Liyu Technology Development Co., Ltd.’s financial statements as required under Rule 3-09 of Regulation S-X (Page F-39 to F-54)

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit
Number	Description
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

81

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

82

15.1*
Consent of BDO China Shu Lun Pan Certified Public Accountants LLP Limited to incorporation of its reports on the Registrant’s consolidated financial statements for fiscal years ended 2011,2012 and 2013 and the effectiveness of the Registrant’s internal control over financial reporting as of September 30, 2013, and Shijiazhuang Liyu Technology Development Co., Ltd.’s financial statements for fiscal years ended 2011, 2012 and 2013 into Registrant's Registration Statements on Forms S-8 (#333-145865 and #333-166226)

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: January 22, 2014	ORIGIN AGRITECH LIMITED

/s/Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer

83

ORIGIN AGRITECH LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Origin Agritech Limited

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities (the “Company”) as of September 30, 2012 and 2013 and the related consolidated statements of income and comprehensive income, equity and cash flows for the years ended September 30, 2011, 2012 and 2013.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2012 and 2013, and the results of its operations and its cash flows for the years ended September 30, 2011, 2012 and 2013, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated January 22, 2014 expressed an unqualified opinion thereon.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, the People’s Republic of China
January 22, 2014

ORIGIN AGRITECH LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except number of share and per share data)

	September 30,
	2012	2013	2013
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	152,789	131,978	21,467
Accounts receivable, less allowance for doubtful amounts of RMB6,752 and RMB12,110 as of September 30, 2012 and 2013, respectively (note 4)	7,065	1,949	317
Due from related parties (note 3)	2,082	3,400	553
Advances to suppliers (note 5)	7,802	9,768	1,589
Advances to growers	88,194	58,473	9,511
Inventories (note 6)	282,544	470,811	76,580
Income tax recoverable (note 18)	2,159	1,163	189
Other current assets (note 7)	16,407	7,000	1,139
Total current assets	559,042	684,542	111,345
Restricted cash (note 13)	-	14,350	2,334
Land use rights, net (note 8)	32,318	33,205	5,401
Plant and equipment, net (note 9)	317,085	354,735	57,699
Equity investments (note 10)	22,433	24,894	4,049
Goodwill (note 2)	11,973	11,973	1,947
Acquired intangible assets, net (note 11)	25,585	23,117	3,760
Deferred income tax assets (note 18)	1,755	-	-
Other assets (note 12)	5,246	11,256	1,831
Total assets	975,437	1,158,072	188,366
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (note 13)	35,000	205,000	33,344
Current portion of long-term borrowings (note 13)	4,000	16,500	2,684
Accounts payable	5,031	4,590	747
Due to growers	4,304	37,875	6,161
Due to related parties (note 3)	2,769	1,530	249
Advances from customers	435,044	371,571	60,438
Deferred revenues	23,243	22,069	3,590
Income tax payable (note 18; note 21)	39,060	39,060	6,353
Other payables and accrued expenses (note 14)	56,744	53,783	8,748
Total current liabilities	605,195	751,978	122,314
Long-term borrowings (note 13)	35,000	64,819	10,543
Other long-term liability (note 15)	21,810	21,030	3,420
Total liabilities	662,005	837,827	136,277
Commitments and contingencies (note 21)

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,881,663 and 24,016,163 shares issued as of September 30, 2012 and 2013; 23,382,812 and 22,905,926 shares outstanding as of September 30, 2012 and 2013, respectively)	-	-	-
Additional paid-in capital	397,671	399,564	64,991
Accumulated deficit	(100,967)	(93,473)	(15,204)
Treasury stock at cost (498,851 and 1,110,237 shares as of September 30, 2012 and 2013, respectively) (note 17)	(29,377)	(35,659)	(5,800)
Accumulated other comprehensive loss	(6,280)	(4,390)	(714)
Total Origin Agritech Limited shareholders’ equity	261,047	266,042	43,273

Non-controlling interests	52,385	54,203	8,816
Total equity	313,432	320,245	52,089

Total liabilities and equity	975,437	1,158,072	188,366

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands, except number of share and per share data)

	Year ended September 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Revenues	567,434	552,111	481,694	77,297
Cost of revenues	(371,591)	(387,783)	(315,082)	(50,561)

Gross profit	195,843	164,328	166,612	26,736
Operating expenses
Selling and marketing	(56,831)	(56,437)	(55,375)	(8,886)
General and administrative	(86,748)	(77,585)	(66,153)	(10,615)
Research and development	(44,771)	(37,629)	(42,162)	(6,766)
Other income, net	5,120	3,852	15,241	2,446

Total operating expenses, net	(183,230)	(167,799)	(148,449)	(23,821)

Income (loss) from operations	12,613	(3,471)	18,163	2,915

Interest expense	(1,469)	(4,029)	(11,326)	(1,818)
Share of net income of equity investments	1,616	4,030	5,161	828
Loss on liquidation of a subsidiary	(13,582)	-	-	-
Interest income	1,771	2,547	1,776	285

Income (loss) before income taxes	949	(923)	13,774	2,210

Income tax expense (note 18)
Current	(6,991)	(589)	(2,707)	(434)
Deferred	(6,739)	(1,273)	(1,755)	(282)
Income tax expense	(13,730)	(1,862)	(4,462)	(716)

Net income (loss)	(12,781)	(2,785)	9,312	1,494
Less: Net income (loss) attributable to non-controlling interests	10,298	(1,351)	1,818	292

Net income (loss) attributable to Origin Agritech Limited	(23,079)	(1,434)	7,494	1,202

Other comprehensive income (loss)
Net income (loss)	(12,781)	(2,785)	9,312	1,494
Foreign currency translation difference	2,939	117	1,890	303
Comprehensive income (loss)	(9,842)	(2,668)	11,202	1,797
Less: Comprehensive income (loss) attributable to non-controlling interests	10,298	(1,351)	1,818	292
Comprehensive income (loss) attributable to Origin Agritech Limited	(20,140)	(1,317)	9,384	1,505

Net income (loss) attributable to Origin Agritech Limited per share - basic (note 19)	(1.00)	(0.06)	0.32	0.05

Net income (loss) attributable to Origin Agritech Limited per share - diluted (note 19)	(1.00)	(0.06)	0.32	0.05

Shares used in calculating basic net income (loss) per share	23,351,615	23,382,812	23,259,127	23,259,127

Shares used in calculating diluted net income (loss) per share	23,351,615	23,382,812	23,278,443	23,278,443

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except number of share and per share data)

	Equity attributable to Origin Agritech Limited
				Retained	Accumulated
			Additional	Earnings	Other		Non-
	Common stock		Paid-in	(Deficit)	Comprehensive	Treasury	controlling	Total
	Shares	Amount	Capital		Income (Loss)	Stock	Interest	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of September 30, 2010	23,292,412	-	387,052	(76,454)	(9,336)	(29,377)	57,089	328,974

Net income (loss) for the year	-	-	-	(23,079)	-	-	10,298	(12,781)
Issuance of common stock upon exercise of share options	90,400	-	2,654	-	-	-	-	2,654
Share-based compensation expense	-	-	4,638	-	-	-	-	4,638
New subsidiary established	-	-	-	-	-	-	19,600	19,600
Liquidation of a subsidiary	-	-	-	-	-	-	(48,123)	(48,123)
Dividend paid to non- controlling interests	-	-	-	-	-	-	(12,090)	(12,090)
Translation adjustment	-	-	-	-	2,939	-	-	2,939

Balance as of September 30, 2011	23,382,812	-	394,344	(99,533)	(6,397)	(29,377)	26,774	285,811

Net loss for the year	-	-	-	(1,434)	-	-	(1,351)	(2,785)
Share-based compensation expense	-	-	3,327	-	-	-	-	3,327
Capital injection from a non- controlling shareholder	-	-	-	-	-	-	29,400	29,400
Disposal of non-controlling interest in a subsidiary	-	-	-	-	-	-	(2,438)	(2,438)
Translation adjustments	-	-	-	-	117	-	-	117
Balance as of September 30, 2012	23,382,812	-	397,671	(100,967)	(6,280)	(29,377)	52,385	313,432

Net income for the year	-	-	-	7,494	-	-	1,818	9,312
Issuance of restricted share	134,500	-	-	-	-	-	-
Share repurchased	(611,386)	-	-	-	-	(6,282)	-	(6,282)
Share-based compensation expense	-	-	1,893	-	-	-	-	1,893
Translation adjustments	-	-	-	-	1,890	-	-	1,890
Balance as of September 30, 2013	22,905,926	-	399,564	(93,473)	(4,390)	(35,659)	54,203	320,245

In US$ @ 6.1480		-	64,991	(15,204)	(714)	(5,800)	8,816	52,089

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended September 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Operating activities:
Net income (loss) attributable to Origin Agritech Limited	(23,079)	(1,434)	7,494	1,202
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	23,307	19,541	28,164	4,581
Loss (gain) on disposal of plant and equipment	6,252	1,401	(4,505)	(723)
Gain on disposal of a land use right	-	(825)	-	-
Gain on disposal of an equity investment	(1)	-	-	-
Loss on disposal of Kunfeng’s assets	-	1,814	-	-
Loss on liquidation of a subsidiary	13,583	-	-	-
Impairment on receivables	1,872	4,038	5,358	872
Inventory write down	12,978	27,453	38,561	6,272
Deferred income tax assets	6,739	1,273	1,755	282
Non-controlling interests	10,298	(1,351)	1,818	292
Share-based compensation expense	4,638	3,327	1,893	308
Share of net income of equity investments	(1,616)	(4,030)	(5,161)	(828)
Changes in operating assets and liabilities:
Accounts receivable, net	1,560	(4,486)	(242)	(39)
Due from related parties	(76)	3,101	(1,318)	(214)
Advances to growers	(37,932)	(9,571)	29,721	4,834
Advances to suppliers	(8,432)	4,616	(27)	(4)
Inventories	15,175	(102,230)	(226,828)	(36,895)
Income tax recoverable	590	(4)	996	162
Other current assets	4	48,648	9,574	1,557
Other assets	(3,010)	14,394	3,135	510
Accounts payable	(3,220)	(709)	(441)	(72)
Due to growers	(34,239)	(3,643)	33,571	5,460
Due to related parties	984	1,041	(1,239)	(202)
Advances from customers	49,136	37,111	(63,473)	(10,324)
Deferred revenues	(3,299)	3,431	(1,174)	(191)
Income tax payable	4,113	-	-	-
Other long-term liabilities	(7,003)	21,810	(780)	(127)
Other payables and accrued expenses	8,135	17,997	(2,961)	(482)

Net cash provided by (used in) operating activities	37,457	82,713	(146,109)	(23,769)

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
(In thousands)

	Year ended September 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Investing activities:
Dividends received	2,467	2,100	2,700	439
Purchase of plant and equipment	(56,332)	(104,214)	(63,282)	(10,284)
Liquidation of a subsidiary	(67,980)	-	-	-
Additional capital injection to an equity investment	(600)	-	-	-
Proceeds from disposal of land use right	-	1,140	-	-
Proceeds from disposal of plant and equipment	-	5,495	7,875	1,281
Deposits for purchase of acquired technology and land use rights	(1,280)	-	(5,781)	(940)
Deposits for purchase of plant and equipment	(11,468)	(43,874)	(5,470)	(890)
Purchase of land use rights	-	(431)	(1,829)	(298)
Purchase of intangible assets	(19,197)	(3,599)	(2,492)	(405)
Net cash provided by (used in) investing activities	(154,390)	(143,383)	(68,279)	(11,097)

Financing activities:
Restricted cash	-	-	(14,350)	(2,334)
Proceeds from short-term borrowings	20,000	105,000	274,000	44,567
Repayment of short-term borrowings	(85,900)	(90,000)	(99,000)	(16,103)
Proceeds from long-term borrowings	-	39,000	37,319	6,070
Repurchase of common stock	-	-	(6,282)	(1,022)
Capital injection from a non-controlling shareholder	19,600	29,400	-	-
Dividends paid to non-controlling shareholders	(12,090)	-	-	-
Proceeds from exercise of share options	2,654	-	-	-
Net cash provided by (used in) financing activities	(55,736)	83,400	191,687	31,178

Net increase (decrease) in cash and cash equivalents	(172,669)	22,730	(22,701)	(3,688)
Cash and cash equivalents, beginning of year	299,672	129,942	152,789	24,852
Effect of exchange rate changes on cash and cash equivalents	2,939	117	1,890	303
Cash and cash equivalents, end of year	129,942	152,789	131,978	21,467

Supplemental disclosures of cash flow information:
Income taxes paid	6,990	589	1,711	278

Interest paid	1,469	4,029	11,326	1,842

Supplemental disclosure of non-cash investing activities:
Disposal of assets in lieu of payment for liabilities	-	1,814	-	-
Other current assets to be received from liquidation of a subsidiary	45,236	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Origin Agritech Limited (“Agritech”), incorporated under the laws of the British Virgin Islands, and its subsidiaries and variable interest entities (together, the “Company”) are principally engaged in hybrid crop seed development, production and distribution. As of September 30, 2013, details of the Company’s subsidiaries and variable interest entities are as follows:

	Date of	Place of	Percentage
	Incorporation	Incorporation	of	Principal
Name	or Establishment	or Establishment	Ownership	Activity

Subsidiaries:
State Harvest Holdings Limited (“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment holding

Beijing Origin State Harvest Biotechnology Limited (“BioTech”)	December 1, 2004	People’s Republic of China (“PRC”)	100%	Hybrid seed technology development

Shandong Kunfeng Biochemical Limited (“Kunfeng”)	June 14, 2006	PRC	100%	Agricultural chemical producer

Variable interest entity:
Beijing Origin Seed Limited (note (i)) (“Beijing Origin”)	December 26, 1997	PRC	-	Hybrid crop seed development, production and distribution

Subsidiaries held by Beijing Origin:
Henan Origin Cotton Technology Development Limited (note (i)) (“Henan Cotton”)	March 2, 2001	PRC	92.04%	Hybrid crop seed development, production and distribution

Changchun Origin Seed Technology Development Limited (note (i)) (“Changchun Origin”)	April 29, 2003	PRC	99.83%	Hybrid crop seed development, production and distribution

Linze Origin Seed Limited (note (i))	November 18, 2008	PRC	100%	Hybrid crop seed development, production and distribution

Xinjiang Originbo Seed Company Limited (“Xinjiang Origin”) (note (i))	July 13, 2011	PRC	51%	Hybrid crop seed development, production and distribution

Denong Zhengcheng Seed Limited (“Denong”)	June 21, 2000	PRC	98.58%	Hybrid seed development, production and distribution

Note (i):     Beijing Origin Seed Limited, Henan Origin Cotton Technology Development Limited, Changchun Origin Seed Technology Development Limited, Linze Origin Seed Limited and Xinjiang Originbo Seed Company Limited are collectively referred to as “Beijing Origin”.

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
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
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

Additional purchase price payments would be made to State Harvest Shareholders and their designee, up to an aggregate of US$15,000 if either of the following occurs during any fiscal year of Agritech after the Closing Date until December 31, 2008 (or June 30, 2009 if the fiscal year is changed to a July 1–June 30 fiscal year) from funds generated in the additional financing or from operational earnings as described below:

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
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
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
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
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

The revenues of the Company has been generated from VIE and its subsidiaries for the year ended September 30, 2011, 2012 and 2013 are 96.63%, 96.41% and 100%, respectively. VIE and its subsidiaries also account for 96.41% and 95.30% of the total assets of the Company as at September 30, 2012 and 2013 respectively.

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
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Convenience translation into United States dollars

The consolidated financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2013 of RMB6.1480 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include inventory valuation, account receivable valuation, useful lives of plant and equipment and acquired intangible assets, the valuation allowance for deferred income tax assets. Actual results could differ from those estimates.

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
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
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

The carrying amount of the goodwill at September 30, 2012 and 2013 represents the cost arising from the business combinations in previous years and no impairment on goodwill was recognized for any of the periods presented for the Company. The movement for goodwill is as follow:

	September 30,
	2011	2012	2013
	RMB	RMB	RMB

Balance at beginning of year	16,665	11,973	11,973
Additions	-	-	-
Written off	(4,692)	-	-

	11,973	11,973	11,973

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
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
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

The Company received several financial supports from various levels of the government. In fiscal years 2012 and 2013, the Company received government subsidies of RMB14,000 and RMB nil respectively for plant and equipment projects; RMB10,900 and RMB nil respectively for land use right; and RMB3,640 and RMB16,105 for R&D and others. Government subsidies recognized as other income in the statement of income for the year ended September 30, 2011, 2012 and 2013, were RMB nil, RMB3,846 and RMB4,759, respectively.

Cost of revenues

Cost of revenues consists of expenses directly related to sales, including the purchase prices and development costs for seeds and, during the fiscal years ended September 30, 2012 and 2013, agricultural chemical products, depreciation and amortization, impairment of inventory, shipping and handling costs, salary and compensation, supplies, license fees, and rent.

Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Advertising costs

Advertising costs are expensed when incurred and included in selling and marketing expenses. For the years ended September 30, 2011, 2012 and 2013, advertising costs were RMB7,034, RMB9,102 and RMB8,666, respectively.

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

For the years ended September 30, 2011, 2012 and 2013, shipping and handling cost included in selling and marketing expenses were RMB10,503, RMB11,446, and RMB13,313, respectively.

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for doubtful accounts for this risk.

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
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
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
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recently issued accounting pronouncements

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): disclosures about Offsetting Assets and Liabilities, which requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (“IFRS”). This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The Company believes that its adoption of ASU 2011-11 will not have any material impact on its consolidated financial statements.

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

In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 220): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies that ordinary trade receivables and receivables are not in the scope of ASU 2011-11. ASU 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the Codification or subject to a master netting arrangement or similar agreement. The effective date is the same as the effective date of ASU 2011-11, i.e., effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The Company believes that its adoption of ASU 2013-01 will not have any material impact on its consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified. This ASU is effective prospectively for reporting periods beginning after December 15, 2012. The Company believes that its adoption of ASU 2013-02 will not have any material impact on its consolidated financial statements.

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recently issued accounting pronouncements - Continued

In July 2013, the FASB issued ASU 2013-11, Income Tax (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists. This ASU provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company believes that its adoption of ASU 2013-11 will not have any material impact on its consolidated financial statements.

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)       Related party relationships

Name of related parties	Relationship
Jinong	Being a cost investment of the Company (note 10)
Liyu	Being an equity investment of the Company (note 10)
Henan Agriculture University	Being the non-controlling interest of Beijing Origin
Beijing Shihui Agriculture Ltd.	Being owned by close family members of CEO
Agriculture Institute in Neijiang city	Being the non-controlling interest of Denong
The Fifth Agricultural Construction Division of the Xinjiang Production and Construction Corps (“XPCC 5th Division”)	Being the non-controlling interest of Xinjiang Origin

(2)       Due from related parties

	September 30,
	2012	2013
	RMB	RMB

Henan Agriculture University (note (i))	2,082	2,000
Agriculture Institute in Neijiang city (note (ii))	-	500
Beijing Shihui Agriculture Ltd. (note (iii))	-	900

	2,082	3,400

Note (i):
The balance as of September 30, 2013 represented the advance from Origin to SK Wu Research Institute (through Henan Agriculture University) for its research operation, which is jointly sponsored by the provincial government of Henan Province and Origin.

Note (ii):	The balance as of September 30, 2013 represented the advance from Denong to Agriculture Institute in Neijiang city, Sichuan Province for its research operation.

Note (iii):
The balance as of September 30, 2013 represented the advance to Beijing Shihui Agriculture Ltd. for providing the network maintenance and software development services for the Company, which was on an arm’s length basis, and the services have not been completed as of September 30, 2013

(3)       Due to related parties

	September 30,
	2012	2013
	RMB	RMB

XPCC 5th Division	950	54
Companies controlled by the Company’s directors	1,366	1,325
Ex-shareholders of State Harvest	156	151
Liyu	297	-

	2,769	1,530

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

3.            RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(4)       Transactions with related parties

(a)       Sales to

	Year ended
	September 30,
	2011	2012	2013
	RMB	RMB	RMB

Jinong	2,000	8,319	-

(b)        Purchases from

	Year ended
	September 30,
	2011	2012	2013
	RMB	RMB	RMB

Liyu	90	-	-
XPCC 5th Division	-	2,788	-
Jinong	-	25,984	-

	90	28,772	-

(c)       Technology usage fees charged by

	Year ended September 30,
	2011	2012	2013
	RMB	RMB	RMB

Liyu	5,953	9,541	14,665
Non-controlling interests of Denong	602	-	-

	6,555	9,541	14,665

The above amounts related to technology usage fees paid to certain related party research centers for the exclusive right to use certain seed technologies.

(d)       Rental expense paid for plant and equipment

	Year ended September 30,
	2011	2012	2013
	RMB	RMB	RMB

Jinong	468	-	-

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

3.            RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(e)       Research & Development expenses

	Year ended September 30,
	2011	2012	2013
	RMB	RMB	RMB

Holding company of Jinong	5,000	-	-

(f)        Dividend received from

	Year ended September 30,
	2011	2012	2013
	RMB	RMB	RMB

Liyu	2,467	2,100	2,700

(g)       Dividend paid to

	Year ended September 30,
	2011	2012	2013
	RMB	RMB	RMB

Jinong	10,050	-	-

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of trade receivables resulting from sales of products during the normal course of business.

Allowance for doubtful account is as follows:

	Year ended September 30,
	2011	2012	2013
	RMB	RMB	RMB

Balance at beginning of year	842	2,714	6,752
Additions	1,872	4,038	5,358

Balance at end of year	2,714	6,752	12,110

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	September 30,
	2012	2013
	RMB	RMB

Purchases of materials	2,357	1,665
Prepayments for advertisement	620	4,636
Prepayments for transportation fee	928	2
Prepayments for operating lease	186	134
Prepayments for testing fee	134	307
Utility deposit	977	785
Deposits for research and development fee	1,050	1,416
Prepayment for seed usage fee	574	198
Others	976	625
	7,802	9,768

Advances to suppliers mainly represent deposits paid but related materials and services have not been provided to the Company.

6.            INVENTORIES

Inventories consist of the following:

	September 30,
	2012	2013
	RMB	RMB

Work in progress and supplies	266,632	436,251
Finished goods	43,459	86,861
Provision	(27,547)	(52,301)
	282,544	470,811

As of September 30, 2012 and 2013, goods already delivered to customers but still recorded in finished goods, amounted to RMB10,959 and RMB11,376, respectively. As the Company does not recognize revenues until the selling prices of respective goods have been finalized with the customers, goods delivered to customers as mentioned above will only be transferred to cost of revenues when related revenues is recognized.

Provision for inventories is as below:

	Years ended September 30,
	2012	2013
	RMB	RMB

Balance at beginning of year	21,253	27,547
Additions	27,453	38,561
Write-off	(21,159)	(13,807)

Balance at end of year	27,547	52,301

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

7.            OTHER CURRENT ASSETS

Other current assets consist of the following:

	September 30,
	2012	2013
	RMB	RMB

Advances to staff for business use	8,368	5,277
Deposits for rental	3,999	312
Deposits for land use right	2,805	167
Others	1,235	1,244

	16,407	7,000

8.	LAND USE RIGHTS, NET

 Land use rights, net consist of the following:

	September 30,
	2012	2013
	RMB	RMB

Land use rights	36,399	38,228
Accumulated amortization	(4,081)	(5,023)

Land use rights, net	32,318	33,205

Land use rights with net values of RMB2,546 and RMB14,676 have been pledged as collateral for bank loans as of September 30, 2012 and 2013.

Amortization expenses for the years ended September 30, 2011, 2012 and 2013 were RMB502, RMB892 and RMB942, respectively.

9.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2012	2013
	RMB	RMB

Plant and building	155,343	252,842
Machinery and equipment	73,824	144,939
Furniture and office equipment	11,536	12,168
Motor vehicles	10,194	11,773
Leasehold improvements	212	-

Total	251,109	421,722
Accumulated depreciation	(66,000)	(82,284)
Construction in progress	131,976	15,297

Plant and equipment, net	317,085	354,735

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

9.	PLANT AND EQUIPMENT, NET - Continued

Included in plant and building with net values of RMB35,570 and RMB191,729 have been pledged for bank loans as of September 30, 2012 and 2013.

The depreciation expenses for the years ended September 30, 2011, 2012 and 2013 were RMB16,235, RMB12,803, and RMB22,262, respectively.

Construction in progress mainly refers to the new office buildings, production lines and other production facilities under construction.

10.	EQUITY INVESTMENTS

Equity investments consist of the following:
	September 30,
	2012	2013
	RMB	RMB

Equity method investment	3,712	6,173
Cost method investment	18,721	18,721
	22,433	24,894

Liyu

The Company owns 30% equity interest in Liyu and accounts for the investment in Liyu under the equity method. For the years ended September 30, 2011, 2012 and 2013, the Company recorded its pro-rata share of earnings in Liyu of RMB2,954, RMB4,030 and RMB5,161 respectively. The Company also received dividends of RMB2,467, RMB2,100 and RMB2,700 respectively from Liyu for each of the years ended September 30, 2011, 2012 and 2013. The dividend received was accounted for as a reduction in equity investments.

A summary of the financial information of Liyu is set forth below:

Balance sheets:	September 30,
	2012	2013
	RMB	RMB

Current assets	14,091	15,187
Non-current assets	5,783	8,296
Total assets	19,874	23,483
Current and total liabilities	(7,275)	(2,678)
Total shareholders’ equity	12,599	20,805

	Year ended
Operating results:	September 30,
	2011	2012	2013
	RMB	RMB	RMB

Revenue	19,027	19,038	27,125
Income from operations	11,304	11,818	16,653
Net income	9,845	13,434	17,206

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

10.          EQUITY INVESTMENTS - Continued

Jinong

As of September 30, 2011, the Company owns 23% equity interest in Jinong and accounts for equity method investment.  For the year ended September 30, 2011, the Company recorded its pro-rata share of losses in Jinong of RMB1,345.  In 2012, one shareholder of Jinong increased its investment in Jinong’s shares, the equity interests held by the Company reduced to 17.94% and considered no longer having significant influence to Jinong.  Therefore, the investment in Jinong was accounted for the cost method investment as of September 30, 2012 and 2013.

11.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	September 30,
	2012	2013
	RMB	RMB

Technology rights for licensed seeds	78,323	80,602
Distribution network	6,739	6,739
Others	4,763	4,976

	89,825	92,317
Accumulated amortization	(59,926)	(64,886)
Impairment provision	(4,314)	(4,314)

Acquired intangible assets, net	25,585	23,117

Amortization expenses for the years ended September 30, 2011, 2012 and 2013 were RMB8,870, RMB5,846 and RMB4,960, respectively.

No impairment provision has been charged for the years ended September 30, 2011, 2012 and 2013.

Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB

2014	4,127
2015	3,184
2016	2,721
2017	1,792
2018	1,520

Total	13,344

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights amortized over an average usage period of 5 years and charged to general and administrative expenses.

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

12.          OTHER ASSETS

Other assets consist of the following:

	September 30,
	2012	2013
	RMB	RMB

Prepaid lease	2,232	2,080
Deposits for purchase of plant and equipment	2,977	5,145
Deposits for purchase of seed usage right	-	4,000
Others	37	31

	5,246	11,256

13.          BORROWINGS

	September 30,
	2012	2013
	RMB	RMB

Short-term borrowings	35,000	205,000

Current portion of long-term borrowings	4,000	16,500

Long-term borrowings	35,000	64,819

As of September 30, 2013, short-term borrowings were comprised of secured and unsecured bank loans of RMB65,000 and RMB140,000, respectively. Secured bank loan of RMB65,000 with an annual interest rate of 6.3% represented the bank borrowing under Beijing Origin, which was secured by a land use right of RMB2,485 (note 8) and plant and equipment of RMB34,610 (note 9).

On the other hand, unsecured short-term bank loans of RMB30,000 represented the bank borrowings with an annual interest rate of 6.9%, under Beijing Origin. This loan was guaranteed by CEO of the Company. While, the rest of unsecured short-term bank loans, amounting to RMB110,000, under Linze Origin were guaranteed by Beijing Origin. The annual interest rates of these loans were ranged from 6.0% to 7.216%.

As of September 30, 2013, long-term borrowings were comprised of secured and unsecured bank loans of RMB46,319 and RMB35,000, respectively. Secured bank loan of RMB34,023 represented the bank borrowing under Xinjiang Origin, which was secured by a land use right of RMB12,191 (note 8) and plant and equipment of RMB157,119 (note 9). The annual interest rate was 6.72%. While, the rest of secured long-term bank loan of RMB12,296 with an annual interest rate of 2.567%, represented bank borrowing under Origin Agritech Limited, which was secured by Beijing Origin’s restricted cash amounting of RMB14,350.

On the other hand, unsecured long-term bank loans of RMB35,000, with an annual interest rate from 7.04% to 7.315%, represented the bank borrowings under Xinjiang Origin, which were guaranteed by Beijing Origin and Xinjiang AiBiHu Agricultural Industrial Commercial Enterprise, which is an affiliate of XPCC 5th Division.

The current portion of the loan amounted to RMB16,500, which will be due within one year, is presented as “current portion of long-term borrowing” on the consolidated balance sheet as of September 30, 2013.

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
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

Interest expense and weighted average interest rate for the years ended September 30, 2011, 2012 and 2013 were RMB1,469 and 6.56%, RMB4,029 and 7.04%, RMB11,326 and 6.26%, respectively.

14.         OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,
	2012	2013
	RMB	RMB

Payable for purchase of plant and equipment	10,158	2,458
Payable for purchase of land use rights	1,050	920
Payable for purchase of construction-in-progress	1,443	2,214
Professional fee payable	2,028	2,170
Salaries and bonus payable	18,966	12,481
Accrued interest	1,813	1,826
Accrued compensation expenses	36	-
Other taxes payable	782	821
Deposits from growers	3,425	4,084
Deposits from others	1,046	1,753
Payable for labor union, housing fund and education expenses	1,657	761
Loans from employees of Denong (note i)	310	310
Loans from third parties (note ii)	3,600	3,600
Deferred government subsidies	6,840	15,911
Others	3,590	4,474
	56,744	53,783

Note (i):	RMB310 were borrowed from employees of Denong with interest free, unsecured and have no fixed repayment terms at the years ended September 30, 2012 and 2013, respectively.

Note (ii):	RMB3,600 was borrowed from third party companies with interest free, unsecured and have no fixed repayment terms at the years ended September 30, 2012 and 2013, respectively.

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

15.          OTHER LONG-TERM LIABILITY

In prior year, the Company received government subsidies from the local PRC government for plant and equipment projects of RMB14 million (US$2.21 million) and land use right of RMB10.90 million (US$1.72 million). The non-current portion of such government subsidies are recorded as long-term liability for, which will be amortized over the estimated useful lives related to the plant and equipment and land use right.

16.          SHARE OPTION PLANS

On November 8, 2005, the Company adopted the 2005 Performance Equity Plan (the “2005 Plan”) which allows the Company to offer a variety of incentive awards to employees to acquire up to 1,500,000 ordinary shares under the 2005 Plan. On April 22, 2010, the Company adopted the 2009 Performance Equity Plan and is authorized to issue equity based awards for up to 1,500,000 ordinary shares to the Company’s employees and senior managements. The main purpose of the two plans is to provide an existing structure and renewable benefit plan for senior management and directors, employees and consultants.

Under the terms of the 2005 Plan, on November 8, 2005, options to purchase 974,000 ordinary shares at the price of US$8.75 per share were granted (“Tranche 1”), which all expired on November 8, 2010; on October 22, 2007 the Company granted its employees options to purchase 20,000 ordinary shares at the price of US$9.27 which all expired on October 22, 2012 (“Tranche 2”); on March 28, 2008 the Company granted its employees options to purchase 381,000 ordinary shares at the price of US$5.30 (“Tranche 3”); on June 16, 2008 the Company granted its employees options to purchase 10,000 ordinary shares at the price of US$6.64 (“Tranche 4”); and on January 4, 2010 the Company granted its employees options to purchase 125,000 ordinary shares at the price of US$12.23 (“Tranche 5”). Under the terms of the 2009 Plan, on January 3, 2011, the Company granted its employees options to purchase 120,000 ordinary shares at the price of US$10.84 (“Tranche 6”); and on January 3, 2012, the Company granted its employees options to purchase 365,000 ordinary shares at the price of US$2.55 (“Tranche 7”), and on January 2, 2013, the Company granted its employees options to purchase 360,000 ordinary shares at the price of US$1.44 (“Tranche 8”) Subject to the modifications discussed below, all the options have an expiration date that is 5 years from the date of grant and vest immediately or over a period of 1 to 5 years. As of September 30, 2013, there were 120,000 shares under the 2005 Plan allocated to awards and there were 840,000 shares under the 2009 Plan allocated to awards.

After the adjusted awards, all the option awards have an exercise price of $1.44 to $12.23 and expire 5 years from the date of grant and vest immediately or over a period of 1 to 5 years.

On December 28, 2012 and March 22, 2013, the compensation committee of the Board of Directors approved the substitution of restricted stock for outstanding grants under Tranche 3 and Tranche 4 that no longer offer the kind of incentive opportunity originally sought for valued employees (total 21 employees) given the fall in the market price of the ordinary shares of the Company during recent years.  The revised terms of the stock options were accounted for as a modification in accordance with ASC 718-20. For the purpose of determining the amount of any incremental share-based compensation cost that may have resulted from the modification of the exercise prices, the Company compared the fair value of modified awards and that of the original awards, both estimated at the date of the modification and determined that none of the modifications required the recognition of additional share-based payment expense.

During the fiscal years ended September 30, 2012 and 2013, no options were exercised.

For the options outstanding at September 30, 2012 and 2013, the weighted average remaining contractual lives are 3.07 and 3.27 years, respectively.

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

16.          SHARE OPTION PLANS - Continued

A summary of the share option activity under the 2005 and 2009 Plans is as follows:

	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7	Tranche 8

	October 22,	March 28,	June 16,	January 4,	January 3,	January 3,	January 2,
Grant date	2007	2008	2008	2010	2011	2012	2013

Options outstanding as of October 1, 2011	5,000	130,167	10,000	120,000	120,000	-	-
Number of options granted	-	-	-	-	-	365,000	-
Options exercised	-	-	-	-	-	-	-
Options expired	-	(5,667)	-	-	(5,000)	-	-

Options outstanding as of September 30, 2012	5,000	124,500	10,000	120,000	115,000	365,000	-
Number of options granted	-	-	-	-	-	-	360,000
Options cancelled/expired	(5,000)	(124,500)	(10,000)	-	-	-	-
Outstanding as of September 30, 2013	-	-	-	120,000	115,000	365,000	360,000

Options vested and exercisable
At September 30, 2012	5,000	124,500	10,000	120,000	115,000	365,000	-

At September 30, 2013	-	-	-	120,000	115,000	365,000	360,000

Weighted average fair value at the grant date (USD)	4.55	2.69	3.42	7.20	6.08	1.45	0.76

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	2	3*	4	5	6	7	8

Exercise price (USD)	9.27	5.30	6.64	12.23	10.84	2.55	1.44
Average risk-free interest rate	4.08%	2.51%	3.73%	1.66%	1.03%	0.40%	0.37%
Expected option life (year)	3.8	2.7	2.9	3	3	3	3
Volatility rate	60.86%	78.17%	77.27%	92.81%	88.03%	90.30%	81.98%
Dividend yield	-	-	-	-	-	-	-

*      Tranche 3 consists of different vesting structures. The expected option life and fair value presented above are weighted average numbers.

The aggregate intrinsic value as of September 30, 2012 and 2013 is USD nil and USD nil respectively.

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

16.        SHARE OPTION PLANS - Continued

The Company recorded share-based compensation expense of RMB4,638, RMB3,327 and RMB1,893 for the years ended September 30, 2011, 2012 and 2013 respectively. As of September 30, 2012 and 2013, there were RMB769 and RMB385 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the Plan. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 0.26 year.

17.	TREASURY STOCK

During the year ended September 30, 2007, the Company repurchased 498,851 common stock of the Company with a total cost of RMB29,377 under the approval of the Board of Directors. In February 2013, the board of directors approved a share repurchase program for open market and negotiated transactions for a 12 month period in the amount of $5 million, under which 611,386 shares with a total cost of  RMB6,282 were bought in the NASDAQ market during the year ended September 30, 2013, in compliance with US securities laws. The Company recorded the entire purchase price of the treasury stock as a reduction of equity.

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

Preferential tax treatment of Beijing Origin as “high technology” company (High-tech Status) from October 28, 2011 to October 27, 2014 has been agreed with the relevant tax authorities. Beijing Origin is entitled to a preferential tax rate of 15% which is subject to annual review. As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2011, 2012 and 2013 are 15%. Xinjiang Origin is entitled to a preferential tax of 2 years exemption and 3 years of half EIT.

Had all the above tax holidays and concessions not been available, the tax charges would have been higher by RMB5,226, RMB2,012 and RMB4,055, and the basic net income (loss) per share would have been lower (higher) by RMB(0.23), RMB(0.16) and RMB0.17 for the years ended September 30, 2011, 2012 and 2013, respectively. The diluted net income (loss) per share for the years ended September 30, 2011, 2012 and 2013 would have been lower (higher) by RMB (0.23), RMB (0.16) and RMB0.17, respectively.

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

18.	INCOME TAXES - Continued

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2013, the management considered that the Company had no uncertain tax positions affected its consolidated financial position and results of operations or cash flow other than for the contingent US tax liabilities mentioned under note 21. The Company will continue to evaluate for the uncertain position in future. The estimated interest costs have been provided in the Company’s financial statements up to the year ended September 30, 2013. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

The provision for income taxes expenses consists of the following:

	Year ended
	September 30,
	2011	2012	2013
	RMB	RMB	RMB

Current	6,991	589	2,707
Deferred	6,739	1,273	1,755

	13,730	1,862	4,462

The principal components of the deferred income tax assets are as follows:

	September 30,
	2012	2013
	RMB	RMB

Non-current deferred tax assets:
Net operating loss carry forward	33,265	19,117
Impairment on inventory	5,772	10,946
Others	6,929	8,755

Non-current deferred income tax assets	45,966	38,818
Valuation allowances	(44,211)	(38,818)

Net non-current deferred income tax assets	1,755	-

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2012 and 2013.

A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

18.	INCOME TAXES - Continued

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely.  The expiration period of unused tax losses is as follows:

	Year ended
	September 30,
	2012	2013
	RMB	RMB

Calendar year ending,
2013	15,747	12,836
2014	-	-
2015	10,997	10,997
2016	54,491	15,141
2017	77,399	24,807
2018	-	14,067

	158,634	77,848

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended September 30,
	2011	2012	2013
	%	%	%

Statutory rate	25	25	25
Effect of preferential tax treatment	(550)	218	(30)
Effect of different tax jurisdiction	307	(156)	10
Permanent book-tax difference	403	1,757	(4)
Change in valuation allowance	998	(2,078)	76
Utilization of tax loss previously not recognized	-	-	(43)
Under/(Over) provision in prior year	256	32	(2)

Effective income tax rate	1,439	(202)	32

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

19.          INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Year ended September 30,
	2011	2012	2013
	RMB	RMB	RMB

Net income (loss) (numerator), basic and diluted	(23,079)	(1,434)	7,494

Shares (denominator):
Common stock outstanding	23,382,812	23,382,812	22,905,926
Weighted average common stock outstanding used in computing basic income per share	23,351,615	23,382,812	23,259,127

Add: Share options	-	-	19,316
Weighted average common stock outstanding used in computing diluted income per share	23,351,615	23,382,812	23,278,443

Net income (loss) per share-basic	(1.00)	(0.06)	0.32

Net income (loss) per share-diluted	(1.00)	(0.06)	0.32

As of September 30, 2013, the effect of conversion and exercise of the Company’s outstanding options are included as their effect is dilutive. As of September 30, 2011 and 2012, the effect of the outstanding options was anti-dilutive.

20.          EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB12,752, RMB13,476, and RMB15,184 for the years ended September 30, 2011, 2012 and 2013, respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends.  No appropriation has been made for the years ended September 30, 2011, 2012 and 2013.  There was no after-tax profit recorded in the PRC statutory accounts for 2013 and 2012. On the other hand, the amount set aside as of September 30, 2012 and 2013 were RMB24,789 and RMB24,789.

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

21.          COMMITMENTS AND CONTINGENCIES

(a)     Capital commitments

          As of September 30, 2012 and 2013, capital commitments for the purchase of long-term assets are as follows:

	September 30,
	2012	2013
	RMB	RMB

Equipment	25,615	17,417
Plant and building construction	8,773	156
Technology usage right	-	12,000
Project of gene modification	2,000	-

	36,388	29,573

(b)      Operating lease

The Company leased certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended September 30, 2011, 2012 and 2013 were RMB5,310, RMB3,773 and RMB4,568 respectively.

As of September 30, 2013, the Company was obligated under operating leases requiring minimum rental as follows:

RMB
Year ending September 30,

2014	2,533
2015	1,784
2016	1,371
2017	1,065
2018	1,061
Thereafter	7,076

14,890

(c)       Contingent tax liabilities

The Company assesses the contingent tax liabilities that may arise from the Share Exchange Transaction (note 1) and considers such contingent tax liabilities are more-likely-than-not. As of September 30, 2012 and 2013, contingent tax liabilities of RMB39,059 including late payment penalty and interest was included in the income tax payable in the accompanying consolidated balance sheet. The contingent tax was charged to the equity because the assumption of such liabilities by the Company was part of the recapitalization in connection with the Share Exchange Transaction. The Company does not expect to incur tax liabilities at the higher end of the range which were estimated to be in the range RMB39,059 to RMB64,218, based on the information currently available.

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

21.          COMMITMENTS AND CONTINGENCIES - Continued

(c)       Contingent tax liabilities - Continued

In 2009, we reviewed the contingent tax position. On September 23, 2010, the Company filed a revised 2005 tax return to the United States Internal Revenue Service, or IRS, to modify and supplement the previously filed tax return regarding this tax liability. The IRS has not responded to the tax filing as of the date of the filing of this report. While the timeline for the IRS to question on the tax return is generally three years, this matter may take a prolonged period of time to resolve depending on the return time for IRS and the necessity, if any, of future appeals or re-evaluation.  No material changes have occurred as of September 30, 2013.

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

Substantially all of the Company’s sales and all of the Company’s long-lived assets are located in the PRC.

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

Interest risk

The interest rates and terms of repayment of bank and other borrowings ranged from 2.57% to 7.32%, which are fixed at the inception of the borrowings. Other financial assets and liabilities do not have material interest rate risk.

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
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
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

The condensed financial statements of Origin Agritech Limited (the “parent company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the parent company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB109,651 and RMB109,651 as of September 30, 2012 and 2013, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEET

	September 30
	2012	2013
	RMB	RMB

ASSETS
Current assets
Cash and cash equivalents	1,991	4,332
Other receivables	3	3
Acquired intangible assets, net	-	-
Due from inter-companies	129,807	125,319
Total current assets	131,801	129,654
Investment in unconsolidated subsidiaries	170,383	189,216
Total assets	302,184	318,870

LIABILITIES AND EQUITY
Current liabilities
Due to related parties	1,506	1,460
Other payables and accrued expenses	572	13
Income tax payable	39,059	39,059
Total current liabilities	41,137	40,532
Long-term loan	-	12,296
Total liabilities	41,137	52,828
Total stockholders’ equity	261,047	266,042
Total liabilities and stockholders’ equity	302,184	318,870

ORIGIN AGRITECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

25.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - Continued

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year ended September 30,
	2011	2012	2013
	RMB	RMB	RMB

Cost of revenues	(21)	-	-
Operating expenses
Selling and marketing	(29)	-	-
General and administrative	(11,596)	(7,475)	(5,694)
Research and development	(32)	-	-
Other income, net	-	1,595	296
Loss from operations	(11,678)	(5,880)	(5,398)
Equity in earnings of unconsolidated subsidiaries	(11,402)	4,446	13,044
Interest income	1	-	-
Interest expense	-	-	(152)
Profit (loss) before income taxes	(23,079)	(1,434)	7,494
Income tax expense	-	-	-
Net profit (loss)	(23,079)	(1,434)	7,494

CONDENSED STATEMENT OF CASH FLOWS

	Year ended September 30,
	2011	2012	2013
	RMB	RMB	RMB

Net cash used in operating activities	(3,745)	(2,137)	(1,666)
Net cash provided by financing activities	7,292	3,327	7,907
Net increase in cash and cash equivalents	3,547	1,190	6,241
Cash and cash equivalents, beginning of year	4,995	1,099	1,991
Effect of exchange rate changes on cash and cash equivalents	(7,443)	(298)	(3,900)
Cash and cash equivalents, end of year	1,099	1,991	4,332

BASIS OF PRESENTATION

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Shijiazhuang Liyu Technology Development Co., Ltd.

We have audited the accompanying balance sheets of Shijiazhuang Liyu Technology Development Co., Ltd. (the “Company”) as of September 30, 2012 and 2013 and the related statements of income and comprehensive income, equity and cash flows for the years ended September 30, 2011, 2012 and 2013.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2012 and 2013, and the results of its operations and its cash flows for the years ended September 30, 2011, 2012 and 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, The People’s Republic of China
January 22, 2014

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.
BALANCE SHEETS
(In thousands, except number of share and per share data)

	September 30,
	2012	2013	2013
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	13,701	12,294	2,000
Accounts receivable, less allowance for doubtful amounts of RMB520 and RMB520 as of September 30, 2012 and 2013, respectively (note 4)	7	1,321	215
Amount due from related party (note 3)	297	-	-
Advances to suppliers (note 5)	84	1,572	255
Other receivable	2	-	-
Total current assets	14,091	15,187	2,470
Plant and equipment, net (note 6)	2,550	6,737	1,096
Equity investments (note 7)	433	958	156
Intangible assets, net	1	1	-
Other assets (note 8)	2,799	600	97
Total assets	19,874	23,483	3,819

LIABILITIES AND EQUITY
Current liabilities
Deferred revenue	4,814	2,673	435
Amount due to related party (note 3)	1,460	-	-
Other payables and accrued expenses (note 9)	1,001	5	1
Total current liabilities	7,275	2,678	436

Commitments and contingencies (note 12)

Shareholders’ equity:
Paid-in capital	3,000	3,000	488
Retained earnings	9,599	17,805	2,895
Total shareholders’ equity	12,599	20,805	3,383

Total liabilities and equity	19,874	23,483	3,819

The accompanying notes are an integral part of these financial statements.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands, except number of share and per share data)

	Year ended September 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Revenue	19,027	19,038	27,125	4,412
Cost of sales	(5,892)	(5,542)	(8,100)	(1,318)
Gross profit	13,135	13,496	19,025	3,094

Operating expenses
Selling expense	(298)	(339)	(472)	(77)
General and administrative expense	(1,625)	(1,380)	(1,936)	(315)
Other income, net	92	41	36	6

Total operating expenses, net	(1,831)	(1,678)	(2,372)	(386)

Income from operations	11,304	11,818	16,653	2,708
Share of net income (loss) of equity investments	(13)	132	525	85
Interest income	19	32	28	5

Income before income taxes	11,310	11,982	17,206	2,798

Income tax benefit (expense) (note 10)	(1,465)	1,452	-	-

Net income and comprehensive income	9,845	13,434	17,206	2,798

The accompanying notes are an integral part of these financial statements.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.
STATEMENTS OF EQUITY
(In thousands, except number of share and per share data)

	Paid-in	Retained	Total
	Capital	Earnings	Equity
	RMB	RMB	RMB

Balance as of September 30, 2010	1,000	1,320	2,320
Net income for the year	-	9,845	9,845
Capital injection	2,000	-	2,000
Dividend paid	-	(8,000)	(8,000)
Balance as of September 30, 2011	3,000	3,165	6,165
Net income for the year	-	13,434	13,434
Dividend paid	-	(7,000)	(7,000)
Balance as of September 30, 2012	3,000	9,599	12,599
Net income for the year	-	17,206	17,206
Dividend paid	-	(9,000)	(9,000)
Balance as of September 30, 2013	3,000	17,805	20,805

In US$ @ 6.1480	488	2,895	3,383

The accompanying notes are an integral part of these financial statements.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.
STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended September 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Operating activities:
Net income	9,845	13,434	17,206	2,798
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	282	291	433	70
Loss on disposal of plant and equipment	11	10	1	-
Share of net loss (income) of equity investments	13	(132)	(525)	(85)
Changes in operating assets and liabilities:
Accounts receivable, net	515	(7)	(1,314)	(214)
Amount due from related party	(90)	(207)	297	48
Advances to suppliers	363	1,032	(1,488)	(242)
Other receivable	(73)	71	2	-
Other assets	(1,677)	(1,122)	2,199	358
Deferred revenues	(11,444)	(1,037)	(2,141)	(348)
Amount due to related party	560	900	(1,460)	(237)
Other payables and accrued expenses	(193)	1,000	(996)	(162)

Net cash provided by (used in) operating activities	(1,888)	14,233	12,214	1,986

Investing activities:
Purchase of plant and equipment	(88)	(620)	(4,621)	(751)
Proceeds from disposal of plant and equipment	-	80	-	-
Net cash used in investing activities	(88)	(540)	(4,621)	(751)

Financing activities:
Capital injection from shareholder	2,000	-	-	-
Dividends paid to shareholders	(8,000)	(7,000)	(9,000)	(1,464)
Net cash used in financing activities	(6,000)	(7,000)	(9,000)	(1,464)

Net increase (decrease) in cash and cash equivalents	(7,976)	6,693	(1,407)	(229)
Cash and cash equivalents, beginning of year	14,984	7,008	13,701	2,229
Cash and cash equivalents, end of year	7,008	13,701	12,294	2,000

Supplemental disclosures of cash flow information:
Income taxes paid	1,465	-	-	-

Interest paid	-	-	-	-

The accompanying notes are an integral part of these financial statements.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
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

Convenience translation into United States dollars

The financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2013 of RMB6.1480 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash accounts and interest bearing savings accounts.

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
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
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

Cost of revenues

Cost of revenues consists of expenses directly related to sales, including rent, breeding auxiliary materials, supplies and salary and compensation, during the fiscal years ended September 30, 2011, 2012 and 2013.

Research and development costs

Research and development costs relating to the development or improvement of new products (variety of crop seeds) and processes, are expensed as incurred.  For the years ended September 30, 2011, 2012 and 2013, research and development costs were RMB5,892, RMB5,542 and RMB8,100, respectively.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
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

Recently issued accounting pronouncements

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): disclosures about Offsetting Assets and Liabilities, which requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (“IFRS”). This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The Company believes that its adoption of ASU 2011-11 will not have any material impact on its consolidated financial statements.

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
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 220): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies that ordinary trade receivables and receivables are not in the scope of ASU 2011-11. ASU 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the Codification or subject to a master netting arrangement or similar agreement. The effective date is the same as the effective date of ASU 2011-11, i.e., effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The Company believes that its adoption of ASU 2013-01 will not have any material impact on its consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified. This ASU is effective prospectively for reporting periods beginning after December 15, 2012. The Company believes that its adoption of ASU 2013-02 will not have any material impact on its consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Income Tax (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists. This ASU provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company believes that its adoption of ASU 2013-11 will not have any material impact on its consolidated financial statements.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related party relationships

Name of related parties	Relationship
Shijiazhuang High-Tech Zone Yuanshen Science and Technology Co., Ltd. (“Shijiazhuang Yuanshen”)	Being an equity investment of the Company (note 7)
Beijing Origin Seed Limited	Being a shareholder of the Company

(2)	Due from related party

	September 30,
	2012	2013
	RMB	RMB

Beijing Origin Seed Limited	297	-

(3)	Due to related party

	September 30,
	2012	2013
	RMB	RMB

Shijiazhuang Yuanshen	1,460	-

(4)	Transactions with related parties

(a)	Sales to

	Year ended September 30,
	2011	2012	2013
	RMB	RMB	RMB

Beijing Origin Seed Limited	90	-	-

(b)	Technology usage fee received from

	Year ended September 30,
	2011	2012	2013
	RMB	RMB	RMB

Beijing Origin Seed Limited	5,953	9,541	14,665
Shijiazhuang Yuanshen	-	-	1,460

	5,953	9,541	16,125

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(c)	Dividend paid to

	Year ended September 30,
	2011	2012	2013
	RMB	RMB	RMB

Beijing Origin Seed Limited	2,467	2,100	2,700

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of trade receivables resulting from the technology usage fee charged to the customers during the normal course of business.

Allowance for doubtful account is as follows:
	Year ended September 30,
	2011	2012	2013
	RMB	RMB	RMB

Balance at beginning of year	520	520	520
Additions	-	-	-

Balance at end of year	520	520	520

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:
	September 30,
	2012	2013
	RMB	RMB

Prepaid rental	-	1,272
Others	84	300

	84	1,572

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

6.            PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:
	September 30,
	2012	2013
	RMB	RMB

Plant and building	1,890	4,896
Furniture and office equipment	636	759
Motor vehicles	1,132	2,614

Total	3,658	8,269
Accumulated depreciation	(1,108)	(1,532)

Plant and equipment, net	2,550	6,737

The depreciation expenses for the years ended September 30, 2011, 2012 and 2013 were RMB282, RMB291, and RMB433, respectively.

7.	EQUITY INVESTMENTS

Equity investments consist of the following:

	September 30,
	2012	2013
	RMB	RMB

Equity method investment	433	958

Shijiazhuang High-Tech Zone Yuanshen Science and Technology Co., Ltd.

The Company owns 30% equity interest in Shijiazhuang Yuanshen and accounts for the investment under the equity method. For the years ended September 30, 2011, 2012 and 2013, the Company recorded its pro-rata share of earnings (loss) in Shijiazhuang Yuanshen of RMB(13), RMB132 and RMB525, respectively.

8.	OTHER ASSETS

Other assets consist of the following:
	September 30,
	2012	2013
	RMB	RMB

Deposit for purchase of plant and equipment	2,799	600

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

9.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,
	2012	2013
	RMB	RMB

Rental payable	1,001	-
Others	1	5
	1,001	5

10.	INCOME TAXES

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

The Company’s provision for income taxes benefit (expense) for the years ended September 30, 2011, 2012 and 2013 were RMB(1,465), RMB1,452 and RMB nil, respectively, only consist of current tax benefit (expense).  The Company did not have any significant temporary differences relating to deferred tax assets/ liabilities as of September 30, 2012 and 2013.

Reconciliation between total income tax expenses (benefit) and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended September 30,
	2011	2012	2013
	%	%	%

Statutory rate	25	25	25
Effect of preferential tax treatment	(10)	(10)	(10)
Effect of income for which no income tax is chargeable	(1)	(15)	(15)
Over provision in prior year	(1)	(12)	-

Effective income tax rate	13	(12)	-

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
(In thousands, except number of share, per share data and unless otherwise stated)

10.	INCOME TAXES - Continued

The Company performed self-assessment on the liability for unrecognized tax benefits, interests and penalties, which relate to the tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually 5 years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given annual period based, in part, upon the results of operations for the given period. As of September 30, 2012 and 2013, management considered that the Company had no uncertain tax positions affecting its financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in future. There is no estimated interest cost and penalty provided in the Company’s financial statements for the years ended September 30, 2011, 2012 and 2013, respectively. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities and the major one is the China Tax Authority.

11	EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB59, and RMB85 and RMB148 for the years ended September 30, 2011, 2012 and 2013, respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends.  The appropriation has been made for the years ended September 30, 2011, 2012 and 2013 were RMB336, RMB nil and RMB nil.  On the other hand, the amount set aside as of September 30, 2012 and 2013 were RMB1,500 and RMB1,500, respectively.

12.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

As of September 30, 2012 and 2013, the Company’s capital commitments for the purchase of long-term assets are RMB806 and RMB nil, respectively.

(b)	Operating lease

The Company leased certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended September 30, 2011, 2012 and 2013 were RMB4,705, RMB4,611 and RMB5,356 respectively.

The Company has no future minimum lease payments under non-cancellable operating leases as of September 30, 2012 and 2013.

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents and accounts receivable are reasonable estimates of their fair value. All the financial instruments are for trade purposes. No level 2 or 3 fair value assessment has been made.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011, 2012 AND 2013
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

Concentrations of customers

A substantial percentage of the Company’s revenues are made from a shareholder, Beijing Origin, approximated to 31%, 49% and 54% of total revenue for the years ended September 30, 2011, 2012 and 2013, respectively. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the technology usage fee we receive could be reduced, which would adversely impact our revenues and operating results.

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

