Form 20-F
period 2014-09-30
Origin Agritech LTD
filed 2015-01-12
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2014

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2014) covered by the annual report: 22,738,541 ordinary shares.

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

☐Yes    ☒No

ORIGIN AGRITECH LIMITED

INTRODUCTION

Except where the context otherwise requires and for purposes of this Annual Report only:

•	“we,” “us,” “our company,” “our,” the “Company” and “Origin” refer to Origin Agritech Limited and, in the context of describing our operations, also includes State Harvest Holdings Limited and the following, which are collectively described in this Annual Report as “our PRC Operating Companies”: Beijing Origin State Harvest Biotechnology Limited, or Origin Biotechnology (“BioTech”), Beijing Origin Seed Limited, or Beijing Origin, and its five subsidiaries, Changchun Origin Seed Technology Development Limited, or Changchun Origin, Henan Origin Cotton Technology Development Limited, or Henan Origin, Denong Zhengcheng Seed Limited, or Denong, Linze Origin Seed Limited, or Linze Origin, Xinjiang Originbo Seed Limited, or Xinjiang Origin.

•	“last year,” “fiscal year 2014,” “the year ended September 30, 2014” and “the fiscal year ended September 30, 2014” refer to the twelve months ended September 30, 2014, which is the period covered by this Annual Report;

•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong, and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and

•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our company and industry. All statements other than statements of historical fact in this Annual Report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this Annual Report relate to, among others:

•	our goals and strategies, including how we implement our goals and strategies;

•	our expectations for our future business and product development, business prospects, results of business operations or any seed production operations, and current financial condition;

•	expected changes in our margins and certain costs or expenditures, inclusive of changes in our product costs;

•	our future pricing strategies or pricing policies;

•	our ability to successfully anticipate market demand for crop seeds in our market and plan our volume and product mix accordingly, managing our production capacity and inventory levels and selling “scrap” seed;

•	our ability to acquire and integrate acquisitions into our growth strategies and to generate sufficient value to justify their acquisition and development cost;

•	our plans for development of seed or technology internally, including our ability to successfully develop and produce seeds, and receive regulatory approval for and distribute proprietary seed products;

•	our expectations regarding our need to produce seeds and other biotechnology under licenses from third parties, and production results of our contracted farming production base;

•	future development of agricultural biotechnology as a whole and the impact of genetically modified crop seeds in our industry;

•	address the scope and impact of the governing and regulatory policies and laws regarding genetically modified seed products in China, and our ability to apply for and receive necessary approvals and to develop, produce, market and distribute genetically modified crop seeds;

•	compliance with government registration and regulation;

•	our plans to license or co-develop seed products or technologies;

•	our plans regarding any future business combinations or business acquisitions;

•	PRC and other international government policies and regulations relating to the crop seed industry;

•	our plans to expand our business-level or corporate-level operations and product offerings;

•	likelihood of recurrence of accounting charges or impairments;

•	expected changes in our sources of revenues and income base from our business operations or other sources;

•	competition in the crop seed industry in China and other international markets;

•	future development of the crop seed industry in China and other international markets;

•	our plans for current staffing requirements, research and development and regional business focus;

•	our ability to successfully raise capital to accommodate company needs which are under acceptable terms, at an acceptable share price and at a reasonable cost; and

•	adequacy of our facilities or seed production for our future operations.

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

This Annual Report also contains information relating to the crop seed market, in China, which is based on various assumptions. The crop seed market may not grow at the rates we project, or at all, or there may be contractions in the market. The failure of the markets in which we operate to grow at the projected rates may have a material adverse effect on our business and the market price of our shares. In addition, the relatively new and rapidly changing nature and acceptance of the genetically modified crop seed industry subjects any projections or estimates relating to the growth prospects or future condition of our markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ based on these assumptions.

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

PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.        KEY INFORMATION

A. Selected financial data.

The following selected consolidated financial information was derived from our fiscal year end consolidated financial statements. The following information should be read in conjunction with those statements and Item 5, “Operating and Financial Review and Prospects.” Our summary consolidated statements of operations and comprehensive income data for the fiscal years ended September 30, 2012, 2013 and 2014 and our summary consolidated balance sheet data as of September 30, 2013 and 2014, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report. The summary statement of operations and comprehensive income data for the fiscal years ended September 30, 2010 and 2011 and the summary balance sheet data as of September 30, 2010, 2011 and 2012, set forth below are derived from our audited consolidated financial statements which are not included herein.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	USD(1)
Consolidated statement of income and comprehensive income data:
Net revenues	584,860	567,434	552,111	481,694	414,891	67,521
Cost of revenues	(353,587)	(371,591)	(387,783)	(315,082)	(301,148)	(49,010)
Gross profit	231,273	195,843	164,328	166,612	113,743	18,511
Selling and marketing	(52,227)	(56,831)	(56,437)	(55,375)	(58,972)	(9,597)
General and administrative	(78,708)	(86,748)	(77,585)	(66,153)	(46,428)	(7,556)
Research and development	(38,356)	(44,771)	(37,629)	(42,162)	(40,377)	(6,571)
Other income, net	2,340	5,120	3,852	15,241	7,555	1,229
Total operating expenses	(166,951)	(183,230)	(167,799)	(148,449)	(138,222)	(22,495)
Income (loss) from operations	64,322	12,613	(3,471)	18,163	(24,479)	(3,984)
Interest income	1,634	1,771	2,547	1,776	596	97
Interest expenses	(8,539)	(1,469)	(4,029)	(11,326)	(19,743)	(3,213)
Equity in earnings / Loss on disposal of associated company	18,253	1,616	4,030	5,161	(2,274)	(370)
Loss on disposal of subsidiary	-	(13,582)	-	-	(2,623)	(427)
Income (loss) before income taxes	75,670	949	(923)	13,774	(48,523)	(7,897)
Income tax (expense) benefit	(9,319)	(13,730)	(1,862)	(4,462)	38,383	6,247
Net income (loss) before non-controlling interests	66,351	(12,781)	(2,785)	9,312	(10,140)	(1,650)
Non-controlling interests	17,298	10,298	(1,351)	1,818	(613)	(100)
Net income (loss) attributable to Origin Agritech Limited	49,053	(23,079)	(1,434)	7,494	(9,527)	(1,550)

Net income (loss) per share:
Basic	2.12	(1.00)	(0.06)	0.32	(0.42)	(0.07)
Diluted	2.10	(1.00)	(0.06)	0.32	(0.42)	(0.07)
Shares used in computation:
Basic	23,189,464	23,351,615	23,382,812	23,259,127	22,743,853	22,743,853
Diluted	23,337,265	23,351,615	23,382,812	23,278,443	22,743,853	22,743,853

	Sept 30	Sept 30	Sept 30	Sept 30	Sept 30
	2010	2011	2012	2013	2014
		(in thousands)
	RMB	RMB	RMB	RMB	RMB	USD(1)
Consolidated balance sheet data:
Cash and cash equivalents	299,672	129,942	152,789	131,978	46,268	7,520
Current working capital (2)	67,650	(21,753)	(46,153)	(67,436)	(79,660)	(12,947)
Total assets	935,011	818,382	975,437	1,158,072	1,064,870	173,080
Deferred revenues	23,111	19,812	23,243	22,069	19,029	3,093
Total current liabilities	596,611	532,571	605,195	751,978	704,611	114,524
Total liabilities	606,037	532,571	662,005	837,827	755,283	122,760
Non-controlling interests	57,089	26,774	52,385	54,203	53,590	8,710
Total Origin Agritech Limited shareholders’ equity	271,885	259,037	261,047	266,042	255,997	41,610

(1) Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the year ended September 30, 2014 and has been made at the exchange rate quoted by the closing rate by the State Administration of Foreign Exchange in China on September 30, 2014 of RMB6.1525 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

(2) Current working capital is the difference between total current assets and total current liabilities.

 Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the statistics of the State Administration of Foreign Exchange with respect to our historical financial statements. The consolidated financial statements are presented n Renminbi as the reporting currency. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the closing rate by the State Administration of Foreign Exchange in China on September 30, 2014 of RMB6.1525 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate. Unless otherwise noted, for the years ended September 30, 2010, 2011, 2012, 2013 and 2014, all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB6.7011, RMB6.3549, RMB6.3410, RMB6.1480 and RMB6.1525 per US $1.00, respectively, which were the prevailing year or period end closing rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of the rates is the State Administration of Foreign Exchange in China. At September 30, 2014 the closing exchange rate was RMB6.1525 for one U.S. dollar. As of January 12, 2015, the closing exchange rate was RMB 6.1233 for one U.S. dollar.

	Average (1)	High	Low	Period-end
2009	6.8328	6.8527	6.8201	6.8262
2010	6.8120	6.8287	6.6936	6.7011
2011	6.4576	6.6349	6.3165	6.3549
2012	6.3189	6.3482	6.2787	6.3410
2013	6.2318	6.3449	6.1475	6.1480
2014	6.1446	6.1710	6.0930	6.1525
April 2014	6.1553	6.1610	6.1490	6.1580
May 2014	6.1636	6.1705	6.1542	6.1695
June 2014	6.1557	6.1710	6.1451	6.1528
July 2014	6.1569	6.1675	6.1443	6.1675
August 2014	6.1606	6.1681	6.1517	6.1647
September 2014	6.1528	6.1707	6.1425	6.1525
October 2014	6.1441	6.1493	6.1395	6.1461
November 2014	6.1432	6.1602	6.1320	6.1345
December 2014	6.1238	6.1411	6.1137	6.1190
January 2015	6.1267	6.1302	6.1233	6.1233

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

We continue to be a growth orientated company, with a focus on researching and developing our corn seeds and biotechnology, increasing distribution penetration and winning market share. All these activities are expected to create significant demands on our corporate administrative, operational, and financial personnel and other human resources and on our cash flow needs and the requirement for additional working capital. Our current resources may not be adequate to support our planned operations and expansion. These demands and ongoing industry factors, such as overproduction or government policy changes, may hinder our cash flow as our profit margins and sales may be adversely affected. For other reasons our expansion efforts may not be successful.

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

In addition, the future achievement and growth of our profits depends on our ability to secure sufficient orders from customers and sufficient seed production from the seed production farms. We also have to manage our inventory levels and respond to competitive forces in our markets. An adverse change in the seed market conditions may have material adverse effects on our operating results if we cannot adjust our operating and marketing strategy to respond to such changes. The results of our operations will be adversely affected by reduced orders and profit margins in the event of a slowdown in market demand, constraint on the market supply, an increase in business competition, a decrease in government subsidies to farmers, increased costs, or for other reasons. As such, there is a risk that we will not be able to achieve or maintain profitability or our historical results.

Aged inventory may result in an increase of our expenses and cause operating losses.

Due to the nature of the seed industry and our competition, we normally produce seeds according to our annualized production estimate that is developed at least one year before delivery to our customers. If our production plan is too aggressive, we could produce more seeds than the market demands, resulting in larger amounts of inventory that remain unsold, aged seeds. We may decide not to sell the aged seeds as crop seed products, taking into account factors, such as the quality of the seeds and commodity pricing. In that case, the aged inventory may be sold as common feed products at greatly reduced prices. Aged inventory could result in asset impairment risk, in which case we would suffer a loss and incur an increase in our cost of revenues and a decrease in gross profit. Over the last several years, due to competition and our production levels, we have experienced larger amounts of inventory and had to liquidate our aged seeds resulting in unanticipated losses, which has affected our operating results.

If we are unable to match our production to customer demand, our business, financial condition and results of operations may be adversely affected.

We attempt to produce seeds according to an annualized production plan based on estimated customer demand, our assessment of industry wide inventory, and growing capacities that is developed before we sell and deliver crop seeds to distributors. Chinese farmers, the end users of our crop seeds, generally decide to purchase our products based on market prices, economic and weather conditions and other factors that we and our distributors may not be able to fully or accurately anticipate in advance. If we fail to accurately estimate the volume and types of products sought by farmers and otherwise adequately manage production amounts, which may also be adversely affected by weather conditions, we may produce more seeds than we are able to sell, resulting in excess inventory and aged seeds. On the other hand, if we underestimate demand, we may not be able to satisfy demand for our crop seeds, and thus damage our customer relations and end-user loyalty. Our failure to estimate farmers’ future needs and to match our production to the demand, overall industry inventory and competition may adversely affect our business, financial condition and results of operations. In addition, inadequate distributor liquidity could affect distributors’ ability to pay for our products and, therefore, affect our sales or our ability to collect on our receivables.

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

The potential uncertainty in the government regulation of genetic technology and genetically modified, or GM, agricultural products and the acceptance of these products by the public could have an adverse effect on our business.

We continue to undertake a transition from a conventional hybrid seed company to an agricultural biotechnology company. However, it is a slow process because genetically modified seed products are controversial, and genetic modification has not yet been widely accepted in many countries in the world, including in China. Since the Chinese government approved the commercial planting of GM cotton in 1997, the government has only recently begun to approve GM crops for commercial cultivation. Consumer reaction to GM products is also becoming a factor in the approval process and the ability of companies, such as ours, to market and sell our products. The relative novelty and the potential uncertainty in the government regulation of genetic technology and ultimate consumer acceptance will have an effect on our business development strategy and may cause us to re-evaluate our development programs for developing new seeds.

The government may not approve or limit commercialization of genetically modified corn products, which could have an adverse impact on the future of the company.

With the successful approval for commercial use of genetically modified phytase corn, we continue to pursue the commercialization of phytase corn and the development of other seed biotechnology products. Even though we believe biotechnology is important in agricultural applications, we cannot predict whether or when the government will approve the full commercialization of genetically modified corn. The government may not approve the full commercialization of GM corn, and it may even ultimately conclude to limit or ban commercialization and/or research relating to genetically modified corn and other seed products. Any of these actions could have an adverse impact on our future development, and we would not be able to recover our research and development costs spent in developing biotechnology products.

The degree of public acceptance or perceived public acceptance of our biotechnology products can affect our operations.

Although all genetically modified products must go through rigorous testing, some opponents of the technology consistently attempt to raise public concern about the potential for adverse effects of genetically modified seed products on human or animal health, other plants and the environment. The potential for the adventitious presence of commercial biotechnology traits in conventional seed, or in the grain or products produced from conventional or organic crops, is another factor that could affect the public’s acceptance of these traits. Public concern can affect the timing of, and whether we are able to obtain, government approvals. Even after approvals are granted, public concern may lead to increased regulation or legislation, which could affect our business and operations, and may adversely affect sales of our products to farmers, due to their concerns about available markets for the sale of crops or other products derived from biotechnology.

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

We depend on licensed seed products for the majority of our revenues. If we lose the right to produce and sell licensed seeds, we will lose substantial revenues and suffer substantial losses.

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

It continues to be difficult to predict how our business will develop over the long term. Accordingly, we are still facing all of the risks and uncertainties encountered by companies in the earlier stages of development and expansion, such as:

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

From time to time we evaluate whether or not to continue a particular line of business. In the past we implemented restructuring programs to eliminate our activities in agricultural chemicals and cotton seed development and distribution and other unprofitable activities. Whenever a company undertakes to discontinue a line of business, there are expenses associated with the sale or closing of those related operations, which are reflected in the accounting for discontinued operations. The actual and accounting costs for discontinued operations may have an adverse effect on the financial position of the company in the period of discontinuance, which may result in an adverse market reaction and decline in our stock price.

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

Corn seed represents the principal source of revenues for the Company. For the fiscal year ended September 30, 2014, sales of our corn seed products comprised approximately of 86.1% our revenues, as compared to 80.40% for the fiscal year ended September 30, 2013. Our dependence on corn seed makes us particularly vulnerable to any negative market changes that might occur in this product line. In particular, if the demand for our corn seed products generally decreases or if the supply exceeds demand, then corn prices will be driven downwards and our margins will be negatively impacted, which would have an adverse effect on our business, results of operations and financial condition.

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

Storage systems for seeds have to be managed carefully, which if not so managed may result in damage to the seeds in storage and, thus, result in operating losses.

Seed storage, among other things, requires careful management of the temperature and humidity of the storage conditions. Any failure of the storage requirements to maintain the efficacy of the seeds may result in damage to the seeds in storage and, thus become unsellable for planting. If there is damage to stored seed, we may have to take impairment in respect of our inventory, which could result in operating losses.

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

We have access to over 5,000 hectares of farmland in several provinces mainly through contractual arrangements with farmers for seed production. These production agreements to produce crop seeds are typically one year in duration, covering one growing season. In the event that prices for other crops increase, these farmers may decide to farm other crops in breach of our seed production agreements with them. If we were unable to find new village collectives willing to produce crop seeds for us, our business and results of operations would be materially and adversely affected. Any of these disruptions could materially and adversely affect our supply of crop seeds and our revenues. Such disruptions could also damage distributor relationships and farmer loyalty if we cannot supply them with the quantities and varieties of seeds that they expect.

Crop seed prices and sales volumes may decrease in any given year with a corresponding reduction in sales and margins and results of operations.

Although we follow a branded product strategy to differentiate our products from our competitors, the crop seed market continues to behave largely as a commodity market in China. There could be periods of instability in the future during which commodity prices and sales volumes may fluctuate greatly. Commodity prices can be affected by industry inventory levels, general economic conditions, weather, disease and aspects of demand such as financing, competition and trade restrictions. As a result, the price that we are able to demand for our seeds is somewhat dependent on the size of the supply of our seeds in relation to total market supply and demand. The amount of revenues that we receive in any given year is subject to change. Because production decisions are made prior to the time when order volume or market price is known, it is possible that we will have too much or not enough products available, each with the attendant impact on revenues, margins and results of operations.

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

The stock consignment agreements relating to our control of the stock of our PRC operating subsidiaries (not including Origin Biotechnology) may be terminated after three years upon mutual agreement between us and the consignees. Two of the PRC consignees, Messrs. Han and Yang, also serve as our officers and/or directors. These two persons own, in the aggregate, 5,509,217 shares of our ordinary stock. Holding this amount of stock will allow these officers to control or greatly influence the selection of directors and matters submitted to a vote of our shareholders, including voting to terminate the stock consignment agreements.

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

Dr. Gengchen Han, our Chairman of the Board, Chief Executive Officer and President has entered into an employment agreement which provides that he may terminate his employment with us as a result of a change of control. A change of control includes if any person other than us and/or any of our officers or directors as of the date of the employment agreement acquires our securities other than from the executive or his affiliates (in one or more transactions), having 51% or more of the total voting power of all of our securities then outstanding. If the executive terminates his employment agreement due to a change of control, we must continue to pay the executive all his compensation and benefits pursuant to the terms of his employment agreement upon the earlier of two years from the date of termination or through the term of the employment agreement. The employment agreement has a term of three years commencing on January 1, 2015.

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

Based on our understanding and current assessment, we believe that we were not a PFIC for the taxable year 2014. However, there can be no assurance that we will not be a PFIC for the taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2014 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that produce, or are held for the production of, passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations. While we will continue to examine our PFIC status, we cannot assure you that we will not be a PFIC for any future taxable year.

Risks relating to our shares

Voting concentration by executive officers, directors and other of our affiliates may limit investors’ ability to influence the outcome of director elections and other matters requiring shareholder approval.

Two of our executive officer and/or directors, Messrs. Han and Yang, together own 5,509,217 our issued and outstanding ordinary shares. These two major shareholders may maintain significant control over the outcome of some corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions. This level of ownership could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our ordinary shares or prevent shareholders from realizing a premium over the market price for their ordinary shares. In addition, if these major shareholders choose to dispose of a material portion of our ordinary shares they hold, the prevailing market price of our securities may decline.

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

We currently have short-term borrowings of approximately RMB225 million (US$36.57million) and the current portion of long-term borrowings of approximately RMB33.81 million (US$5.5million),and long-term borrowings of approximately RMB31.02 million (US$5.04 million).  The degree to which we are leveraged could, among other things:

•	require us to dedicate a portion of our near term cash flows from operations and other capital resources to debt service;

•	make it difficult for us to obtain necessary financing in the future for working capital, acquisitions or other purposes on favorable terms, if at all;

•	make us more vulnerable to industry downturns and competitive pressures;

•	limit our flexibility in planning for, or reacting to changes in, our business, and

•	require us to dedicate a portion of our near term cash flows from operations and other capital resources to debt service;.

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

On May 24, 2013, the PCAOB announced that it has entered into a Memorandum of Understanding (“MOU”) on Enforcement Cooperation with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (the “MOF”).  The MOU establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in both countries’ respective jurisdictions.  More specifically, it provides a mechanism for the parties to request and receive from each other assistance in obtaining documents and information in furtherance of their investigative duties.  In addition to developing enforcement MOU, the PCAOB has been engaged in continuing discussions with the CSRC and MOF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the Company.

Origin was first incorporated in the British Virgin Islands on February 10, 2005, and is governed by the BVI Business Companies Act, 2004, or BCA, by re-registration on July 10, 2006.

Chardan China Acquisition Corp., the predecessor of Origin, was a blank check company organized as a corporation under the laws of the State of Delaware on December 5, 2003, formed for the purpose of effecting a business combination with companies having operations based in China.

On December 20, 2004, Chardan entered into a stock purchase agreement, referred to as the Stock Purchase Agreement, with State Harvest, a company incorporated in the British Virgin Islands on October 6, 2004, and all the shareholders of State Harvest. On February 10, 2005, Chardan formed a wholly-owned subsidiary under the laws of the British Virgin Islands, under the name “Origin Agritech Limited” to effect the stock acquisition of State Harvest. Chardan merged into Origin to re-domesticate out of the United States, and immediately thereafter, Origin acquired all of the issued and outstanding stock of State Harvest, which acquisition included three controlled affiliated operating companies, namely, Beijing Origin, Changchun Origin, and Henan Origin. These three controlled operating companies are organized under the laws of the PRC.

On June 26, 2007, our common shares began trading on the NASDAQ Global Select Market, where they continue to trade. Prior to trading on that market, our common shares had been listed on the Nasdaq Global Market from November 8, 2005 to June 25, 2007.

Over the years, the Company has made several investments and acquisitions to expand its product offerings and for operational improvement. Our historic strategic focus has been on the corn seed business and corn seed biotechnologies. At this time, our corn seed business represents over 86% of our revenue and our corn seed biotechnologies represent the main focus of our R&D programs. In addition to the significant progress in biotechnologies, as described in this document, we have established two main corn seed production and conditioning facilities: our original facility in Linze, Gansu province and the new state-of-art facility in Bole, Xinjiang. We believe our current business structure and focus are simple and effective to support both our conventional corn seed businesses and potentially for biotechnology corn seed business.

Our principal executive offices are located at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China, and our telephone number is (86-10) 5890-7588.

B.	Business overview.

Overview

Origin Agritech Limited, along with its subsidiaries, is an agricultural biotechnology company serving China. We specialize in crop seed breeding, genetic improvement, and the production, processing, distribution of seeds as well as related technical services. Staffed by 474 employees (excluding Xinjiang Origin) as of September 30, 2014, Origin operates 10 breeding stations, 5 production and processing centers, and 4 marketing centers nationwide with sales centers located in key crop-planting regions. Our main corn seed production facilities are located in Gansu province and Xinjiang province.

We built China’s first in-house agricultural biotechnology research center in 2005 and have been leading the development of biotechnology among crop seed companies in China since then. In 2009, the Company’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China’s Ministry of Agriculture. Over many years of proprietary development and collaboration with leading research institutes, Origin has established a robust seed product and germplasm pipeline, including products with glyphosate tolerance and insect resistance (Bt) traits.

The Company’s main products include hybrid varieties of corn, rice and canola seeds, which represented 100% of our sales in fiscal year 2014. Hybrid corn seeds remain our strongest product line, generating 86% of our sales in fiscal year 2014, compared with 80% and 75% in fiscal years 2013 and 2012, respectively. In 2012 we completed a corporate restructuring to discontinue our cotton seed and agricultural chemicals businesses. Our focus remains on the production of high-quality seed products, whether proprietary or licensed.

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

During the last several years, we have continued to develop our established plant genetic engineering technology platforms, including transforming herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. Of note, we made significant strides in developing our exclusive herbicide tolerance, insect resistance and phytase products. In November 2009, our genetically modified phytase corn received the Bio-Safety Certificate from PRC’S Ministry of Agriculture. We seek to utilize modern biotechnology in China more effectively and hope to further expand our product distribution beyond China in the future.

We plan to use China’s emerging technology base to take advantage of operations within China. In particular, from time to time we enter and further develop cooperative agreements with publicly funded research institutes in China. In exchange for providing funding to these institutes, we receive rights, which are frequently exclusive rights, to market any seeds developed by these institutes. When a seed is ready to be marketed, we negotiate with the institute to establish an arrangement by which we are permitted to sell the newly developed seeds in exchange for the payment of certain fees to the institute. We believe that these cooperative agreements allow us to access new products without expending substantial costs for our own research and development.

Research and Development

Developments in the science of genetics have allowed seed producers to create entirely new species of plants, rather than merely new varieties of existing species. Compared with conventional varieties, the obvious advantages of these new species, known as GM varieties, are higher yield, better quality and increased disease-resistance and herbicide tolerance. Farmers plant GM varieties to save time and cost, while also reducing field labor. GM corn, soybean and cotton have been widely used in the United States and many other countries to guard against insect damage and to increase yield. Since receiving the Chinese government approval in 1997, cotton that has been genetically modified to guard against damage from borer insects is now widely planted and accepted in China. The Chinese market has widely accepted GM cotton and the PRC Ministry of Agriculture has approved GM corn and rice traits. We believe that GM food crop seeds in time will be approved by the PRC Ministry of Agriculture for production and sale and will be accepted in the Chinese market over time.

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

In addition to biotechnology, our internal research and development also invests considerable effort in the conventional breeding of hybrid crop seed and we currently have 10 breeding stations across the country. For our total research and development activities, we employed 92 full time research personnel in this area as of September 30, 2014.  In order to maintain our position as a quality producer of advanced products and develop new seed products through our biotechnology programs, we have targeted to invest approximate 7-10% of our revenue into research and development activities. The table below shows the amount and percentage of sales we have spent on research and development for the following periods.

For the year ended		For the year ended		For the year		For the year ended
September 30,		September 30,		ended September 30		September 30,
2011		2012		2013		2014
RMB’000	44,771	RMB’000	37,629	RMB’000	42,162	RMB’000	40,377
(US$’000	7,045)	(US$’000	5,934)	(US$’000	6,766)	US$’000	(6,571)
	7.89%		6.82%		8.75%		9.73%

The Company has received government funding for research and development activities. Such funding was received in the fiscal years of 2012, 2013 and 2014 in the amounts of RMB1.55 million, RMB16.11 million and RMB7.61million, respectively.

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

Commercial Production

We produce most of our hybrid seeds by contracting with local farmers in China to whom we provide parental seeds and technical support. Currently, we have 142 production personnel (excludes Xinjiang Origin)  and seed conditioning plants located in Gansu, Xinjiang, Jilin, Henan, and Sichuan, with our main production facilities in Gansu province and Xinjiang province. The facilities of Xinjiang Origin, along with the seed production land of the Fifth Agricultural Construction Division, deploy modern technologies and full mechanization throughout the entire production process from land preparation and seeding to product packaging. This processing facility employs advanced corn husker system, which is one of the largest corn husker systems in the world. The production base uses modern drip irrigation systems and advanced farming equipment for corn seed production. Together, our production centers work to supply parental seeds to our producer-farmers, who plant, grow and harvest the hybrid to produce seeds for us. This network of local farmers who produce our seeds is an important element of our strategy to produce an increasing number of products with consistent quality. We are the first Chinese seed company to obtain the ISO9001-2000 certification by the China Certification Center for Quality Mark. With a strict seed quality control system, we have sufficient processing capability and advanced equipment to allow us to operate efficiently and maintain a high quality of seed products. By employing these practices, we have achieved product quality on par with that of our foreign competitors and that is consistently well received by our customers.

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

National Marketing and Distribution

We have our own sales organization consisting of 135 employees who oversee all aspects of our distribution and retail sale network and promote our sales within the distribution chain. In addition, these individuals provide high-level technical service to our end customers.

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

We currently have thirteen Chinese patents registered with the State Intellectual Property Office (“SIPO”) of China. Among these thirteen patents, six domestic patents and one PCT patent are related to the biotechnology corn seed. One of the thirteen patents relating to the method of producing hybrid corn seed is jointly owned by Henan Agriculture University and Beijing Origin. Also, we have applied for three additional patents in the field of our biotechnology corn seed, and the applications have been accepted and are now being reviewed by SIPO.

In addition, we currently have thirty one Chinese trademarks registered with the Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). Also, we have applied for four additional trademarks, and the applications have been accepted and are now being reviewed by the Trademark Office of China’s SAIC.

As of September 2014, we had 20 proprietary corn seed products, 15 proprietary rice seed products and 1 proprietary canola seed product that are in commercial production and distribution.

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

Under a typical license agreement, one of our PRC Operating Companies will obtain a license for a designated product for exclusive production and marketing within China. The license fees vary in their method of determination, but generally they are either a percentage of revenues from the sale of the variety or a flat fee arrangement. None of our license agreements results in a payment in excess of 1.5% of our revenues. Beijing Origin has these types of agreements with China Academy of Sciences Microbiology Institute, Shijiazhuang Liyu Technology Development Co., Ltd.(Liyu) in Hebei Province, Henan Puyang Agricultural Academy, Tieling Agricultural Academy, Liaoning Benxi Agricultural Academy, Sichuan Agricultural Academy, Corn Research Institution of Beijing Agricultural Forestry Academy, Huafeng Seed Limited, Liaocheng Huafeng Corn Breeding Research Institution, Food Corn Research Institution of Yunnan Agricultural Academy, Henan Agriculture University, Hubei Province Shiyan Agricultural Sciences Institute, China Rice Research Institution, among others. These agreements generally have no fixed term or termination date. The agreements may be terminated for breach by either party. We may terminate the agreements at any time, in effect, by not producing seeds there under, without penalty.

We have joint development agreements with Liyu under which we and Liyu are coordinating to develop several varieties of corn seeds. Under these development agreements, we have developed and produced seven varieties of corn seeds, which together have represented a substantial amount of sales in each fiscal year since 2005 as illustrated in the following chart for the three fiscal years ended September 30, 2012, 2013 and 2014:

Varieties of Corn Seeds	2012 Sales	2013 Sales	2014 Sales
LinAo1	3.71%	3.31%	4.24%
AoYu 17	0.64%	0.71%	0.97%
Liyu 16	22.07%	29.81%	35.12%
Liyu 26	0.26%	0.06%	0.45%
Liyu 35	17.15%	13.07%	11.90%
Liyu 37	4.23%	4.14%	3.52%
Total	48.06%	51.10%	56.20%

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

Except what was discussed immediately above, no other licensed seed product represented more than 10% of our sales in the fiscal years ended September 30, 2012, 2013, and 2014. In addition, except as disclosed above, no one licensor is responsible for a seed product or group of seed products that represents more than 1.5% of our revenues during the same periods.

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

The Chinese agricultural seed industry is fragmented, with the corn seed market in particular being served by approximately 5,000 small, local seed suppliers. Most of these seed companies were established in the 1960s and 1970s by local county governments to address Chinese central government agricultural initiatives. They were designed at the time to provide service and support to local farmers. These local seed providers usually sell varieties of agricultural seeds that have been grown in their respective locales for years. The number of small suppliers is generally contracting as licensing is becoming more stringent and seed products are advancing beyond what they offer.

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

Our business strategy focuses on meeting the needs of small Chinese farmers and includes the following elements:

(i)	producing and distributing high-quality seed products, initially under third-party licenses and, over time, increasingly internally developed proprietary seeds, to deliver superior value to our distributor-customers and their farmer-customers;

(ii)	devising a process for obtaining regulatory approvals for new crop seeds (a Chinese legal requirement) that is efficient and effective;

(iii)	establishing a broad network of producer-farmers in several regions to participate in the seed development process and to produce approved crop seeds for commercial distribution;

(iv)	creating an effective distribution system using a relatively small network of primary distributors, only one in each county with exclusive territories, with which we can deal directly and efficiently which, in turn, develop their own secondary distribution network to reach out directly to the consumer- farmers. This distribution network is not only a means for securing and fulfilling orders, but acts as a conduit for our marketing and technical support activities;

(v)	relying on a number of marketing activities to retain existing customers and attract new ones. These marketing activities include:
•	a demonstration program that provides technical assistance to customers regarding the correct seed choice and proper cultivation methods;
•	a database of over 15 million customers that we use to keep repeat sales at a high level, an important component of revenue growth; and

(vi)	delivering service and technical support to customers throughout the growing season for its products. End-user customers can contact us through a dedicated call center that handles up to 1,000 calls per day. Field service representatives are dispatched within 48 hours of a customer’s request for help.

The average lifespan of a typical product in our industry is five to seven years. After this period, the product may begin to lose potency and develops material genetic weaknesses that make the product significantly less attractive in the marketplace. New hybrids are approved every year and the speed at which technology changes is partially driven by the amount of high quality hybrids produced in the local region for the local seed type. One product may dominate a particular region for a three to five year time period, and then the dominance may shift depending on the available seeds for the local soil types.

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

Genetically Modified Organisms Safety Regulations

GM products continue to be controversial in China, and, to date, very few GM products have been approved. There is public concern regarding the potential for adverse effects of GM products on human health. In May 2001, the State Council of China enacted the Agricultural Genetically Modified Organisms Safety Regulation. The Ministry of Agriculture enacted the Agricultural Genetically Modified Organisms Safety Assessment Approach which became effective in July 1996 and was revised in March 2002. These enactments set forth provisions concerning the classification, testing, safety evaluation and identification of GM crop seeds.

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

Dividend Distribution

Under PRC law, FIEs in China, including Origin Agritech may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as cash dividends. The Board of Directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds which may not be distributed to equity owners except in the event of liquidation. The amount set aside as of September 30, 2013 and 2014 were RMB24,789 and RMB24,789, respectively. We are currently in compliance with all applicable PRC laws and regulations relating to our business.

C.	Organizational structure.

Origin Agritech is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC Operating Companies. The following diagram illustrates our current organizational structure:

(1)	We do not have any ownership interest in Beijing Origin, Henan Origin, Changchun Origin, Denong, Linze Origin and Xinjiang Origin, rather, through State Harvest, we have entered into a series of stock consignment agreements for Beijing Origin, Henan Origin and Changchun Origin with their respective shareholders which provides us control of Beijing Origin and its subsidiaries.

 The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest:

	Place of incorporation	Percentage
Name	(or establishment)/operation	of ownership

State Harvest	British Virgin Islands	100% owned by Origin

Origin Biotechnology	Haidian District, Beijing, PRC	100% owned by State Harvest

Beijing Origin	Haidian District, Beijing, PRC	97.96% controlled by State Harvest

Henan Origin	Zhengzhou, Henan Province, PRC	92.04% owned by Beijing Origin

Changchun Origin	Changchun, Jilin Province, PRC	99.83% owned by Beijing Origin

Denong	Chengdu, Sichuan Province, PRC	98.58% owned by Beijing Origin

Linze Origin	Linze, Gansu Province, PRC	100% owned by Beijing Origin

Xinjiang Origin	Jinbo City, Xinjiang Province, PRC	51% owned by Beijing Origin

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

The following is a table of the parties to the consignment agreements:

PRC Operating Company	Consigning Owner	% of Shares Consigned
Beijing Origin	Gengchen Han	34.40%
	Yasheng Yang	28.68%
	Liang Yuan	25.80%
	Yuping Zhao	3.99%
	Weidong Zhang	3.13%
	Weicheng Chen	1.96%
		97.96%
Changchun Origin	Beijing Origin	99.00%
	Gengchen Han	1.00%
		100.00%
Henan Origin	Beijing Origin	92.04%
	Yingli Zhang	4.08%
	Yasheng Yang	3.88%
		100.00%

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

Our principal executive offices are located in the Changping District in Beijing where we own approximately 10,320 square meters of office space, and the right to use approximately 19,250 square meters of land. The land uses right, and the property, plant, and equipment of our headquarters in Beijing currently secures a loan of RMB75 million. This loan was extended by China Construction Bank.

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

From 2012 to date, our capital expenditures consisted primarily of construction and purchase of plant and equipment, which are located in the PRC and financed mainly by bank borrowing. The Xinjiang Origin’s plant was the major investment in this period. The table below sets forth the amount of our capital expenditures for the periods shown:

For the year ended September 30,	For the year ended September 30,	For the year ended September 30,	For the year ended September 30,
2012	2013	2014	2014
RMB	RMB	RMB	USD
104.21 million	78.85 million	26.01 million	4.23 million

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

A.	Operating Activities and Results.

Fiscal 2014 was a transition year for both the agricultural biotechnology and conventional seed industries in China. For the genetically modified technologies, there are indications that the Chinese government is starting to promote GM technologies and is trying to educate the public about the safety of these technologies. In reaction, however, the public debate about GM technologies in China heated up significantly in the media, mostly on the Chinese internet, as some celebrities joined the debate. For the conventional seed industry, fiscal year 2014 represented a very challenging year as the industry wide inventory levels reached historical highs at the beginning of the selling season. However, a resulting inventory destocking, which we believe is occurring, is expected to improve the supply/demand ratio for the 2015 planting season.

More importantly, Origin has made significant progress on both the biotechnology front and operational improvements as we faced the challenges in the seed industry in fiscal year 2014. Our GM corn product pipelines now include not only the phytase transgenic corn seed, but we now have glyphosate tolerance corn seed, next generation corn seed products of stacked glyphosate tolerance and insect resistance traits and other GM products in different stages of government safety approval. For our conventional seed business, we have weathered through the challenging market, and we were able to increase our core corn seed sales volume by 10% year over year in fiscal year 2014 (excluding scrap sales and our contract production business). Looking forward, we believe that we have prepared Origin for the expected market recovery in 2015 with improved operating efficiency and promising new seed product pipelines.

Biotechnology Progress In fiscal year 2014, Origin further advanced its GM corn seed pipeline with several generations of GM technologies. In addition to our progress in regulatory approvals, we have made significant progress in the backcrossing of our GM traits into our hybrid corn varieties. Since we started licensing programs of our GM technologies to large multinational companies several years ago, we have achieved desirable results in the backcrossing programs to incorporate our GM traits into the corn varieties of the multinational companies. Backcrossing is a necessary step to commercialize GM corn seed products and it often takes several years to achieve the optimal results. We believe that our backcrossing programs are progressing well, and we are now much closer to the commercialization of GM technologies of our first generation GM product phytase corn and our second generation product glyphosate tolerance transgenic corn seed. Our new technologies, including insect resistance (Bacillus Thuringiensis, or Bt) and stacked traits of glyphosate tolerance and insect resistance, are in various stages of regulatory approval. Below is a simplified summary of the current stages of our key GM pipelines:

Biotechnology Corn Seed Product Pipelines

Furthermore, we have made significant achievement in our biotechnologies intellectual property protections. We were awarded three domestic patents in fiscal year 2014: 1) Method for Developing Glyphosate-Resistant Maize (ZL201210107400.1); 2) A Glyphosate-Resistant Protein G2-aorA Monoclonal Antibody and the Use Thereof (ZL201210107179.1), and 3) Method for Detecting Glyphosate-Resistant Protein G2-aorA and Dedicated ELISA Kit (ZL201210107406.0). We now have a total of 6 domestic patents and one PCT patent, as listed in the table below. During the fiscal year 2014, we applied for three additional patents in China: 1) Method and the Primer Pairs for Detecting Glyphosate-Resistant MaizeG1105E-823C ExpressingG2-aroA Gene (201410267596.1); 2) The Primer Pairs to Detect Glyphosate-Resistant MaizeG1105E-823C ExpressingG2-aroA Gene (201410268436.9); and 3) The Primer Pairs Used for Detecting Glyphosate-Resistant MaizeG1105E-823C ExpressingG2-aroA Gene (201410268258.X). We believe these patents will strengthen further our leading position in the GM seed technologies in China.

Patent/Patent Application number	Patent/Patent application title	Date applied	Country
ZL201210107400.1	METHOD FOR DEVELOPING GLYPHOSATE-RESISTANT MAIZE	Apr 12, 2012	China
ZL201210107179.1	A GLYPHOSATE-RESISTANT PROTEIN G2-aorA MONOCLONAL ANTIBODY AND THE USE THEREOF	Apr 12, 2012	China
ZL201210107406.0	METHOD FOR DETECTING GLYPHOSATE-RESISTANT PROTEIN G2-aorA AND DEDICATED ELISA KIT	Apr 12, 2012	China
ZL201210107071.2	A SYNTHETIC GLYPHOSATE-RESISTANT GENE AND THE USE THEREOF	Apr 12, 2012	China
ZL201210107195.0	A GLYPHOSATE-RESISTANT GENE RECOMBINATE FRAGEMENT AND THE USE THEREOF	Apr 12, 2012	China
ZL201210107425.3	A SYNTHETIC GLYPHOSATE-RESISTANT GENE EXPRESSION VECTOR AND THE USE THEREOF	Apr 12, 2012	China
PCT/CN2013/000428	A SYNTHETIC GLYPHOSATE-RESISTANT GENE AND THE USE THEREOF	Apr 12, 2013	PCT
201410267596.1	METHOD AND THE PRIMER PAIRS FOR DETECTING GLYPHOSATE-RESISTANT MAIZE G1105E-823C EXPRESSING G2-aroAGENE	Jun 16, 2014	China
201410268436.9	THE PRIMER PAIRS TO DETECT GLYPHOSATE-RESISTANT MAIZE G1105E-823C EXPRESSING G2-aroAGENE	Jun 16, 2014	China
201410268258.X	THE PRIMER PAIRS USED FOR DETECTING GLYPHOSATE-RESISTANT MAIZE G1105E-823C EXPRESSING G2-aroAGENE	Jun 16, 2014	China

Operating Improvement Progress On the operating improvement front, we were able to overcome the challenges in one of the worst years in the seed industry by significantly reducing the operating costs, increasing sales volume of our corn seed business, and managing our inventory reduction efforts. We are pleased with the extra effort of the employees during this tough period in the seed industry. Their contributions during our organizational optimization process were and will continue to be essential to the success of solidifying our foundations and operating improvements.

Following the corporate restructuring in fiscal year 2012 and operational improvements in fiscal year 2013, we achieved further significant improvement in operating efficiency and cost reduction in fiscal year 2014. We were able to further reduce the number of employees and operating costs, especially the general & administrative expenses in fiscal year 2014. As of September 30, 2014, Origin has 531 employees (including Xinjiang subsidiary), compared with 856, 713, and 678 employees as of September 30, 2011, 2012, and 2013, respectively. The G&A costs in fiscal year 2014 was RMB46.4M, compared to RMB86.7M, 77.6M, and 66.2M in FY2011, FY2012, and FY2013, respectively. The G&A expenses as the percentage of sales declined from 15.3% in FY2011 to 11.2% in FY2014. We believe our cost reduction efforts were important to the improvements in our financial performance during the challenging year.

	FY2011	FY2012	FY2013	FY2014
Number of employees at the end of period	856	713	678	531
General & Administrative expenses, RMB	86,748	77,585	66,153	46,428
G&A expenses as the percentage of revenue, %	15.3	14.1	13.7	11.2

On the marketing and inventory fronts, we faced many more challenges than we originally anticipated when entering the fiscal year 2014 selling season and, by the end of fiscal second quarter of 2014, our inventory reached a historic high as the competition escalated with many seed suppliers dumping seeds on the market. The more strict seed business license requirements also amplified inventory dumping as some small companies exited the market. In response to the market competition, we took swift action in our selling and marketing efforts and improved our sales dramatically during the last three months of the season. By the end of the fiscal year 2014 selling season, our sales organization recorded a 10% year over year volume increase for the corn seed sales (excluding scrap sales and contract production business). We think this is remarkable considering the tough market conditions and on-going reorganization efforts and it helped to improve our inventory position.

Looking forward, we believe the market condition should recover in fiscal year 2015 as the industry corn seed inventory is expected to decline. We expect both revenues and operating income to improve meaningfully in fiscal year 2015. More importantly, we believe that our cash flow from operating activities will have a significant recovery as we manage our inventory and sales efforts product by product.

Overall Analysis

Total revenues for the fiscal year ended September 30, 2014 were RMB414.89million (US$67.52 million), a decrease of 14% from RMB481.69 million during the fiscal year ended September 30, 2013. Overall, the year-over-year decrease in revenues was mainly due to the lower sales for the Company’s rice seed business and a decline in corn seed contract production businesses.

Corn seed remained our strongest product line, accounting for 86% of our overall sales. Total revenues from corn seeds were RMB357.44million (US$58.11 million) in fiscal year 2014, compared with RMB387.22 million in fiscal year 2013.Excluding scrap sales and our contract production business, revenues from our key strategic corn seed business in fiscal year 2014 was RMB351.65 million (US$57.14 million), which was almost flat when compared with that revenue of RMB353.84 million in fiscal year 2013. The sales volume of the corn seeds, excluding the scrap and our contract production business, was up 10% year over year. Revenues from the rice product line for the year ended September 30, 2014 decreased by approximately 49% to RMB36.84 million (US$6.0 million) from RMB72.71 million in the fiscal year 2013, due mainly to the increasing competition. Sales of canola seeds decreased by 5% to RMB20.62 million (US$3.35 million) in fiscal year 2014 compared to RMB21.77 million in fiscal year 2013.

Operating expenses for the fiscal year ended September 30, 2014 were RMB138.22million (US$ 22.50 million), representing a decrease of 7% from RMB148.45 million in the fiscal year 2013, which was mainly because of our expense control efforts notwithstanding an increase in marketing expenses. General and Administrative expenses for the fiscal year ended September 30, 2014 were RMB46.43 million, a significant decrease of 30% year-over-year.

Operating loss for the fiscal year ended September 30, 2014 was RMB24.48 million (US$4.0 million), compared to the operating profit of RMB18.16 million for the fiscal year ended September 30, 2013. The decrease in operating results was mainly due to the decline in revenue and increase in production cost.

Net loss for the fiscal year ended September 30, 2014 was RMB9.53million (US$1.55 million) compared to the net income ofRMB7.49 million for the fiscal year ended September 30, 2013. The year-over-year decline was mainly due to the decline in revenue and increase in production costs.

Net loss per share was RMB (0.42) or US$(0.07) for the fiscal year 2014, compared with net income of RMB0.32 in fiscal year 2013.

As of September 30, 2013 and 2014, we had approximately RMB131.98 million and RMB46.27million (US$7.52 million), respectively, in cash and cash equivalents. Total borrowings as of September 30, 2013 and 2014 were RMB286.32 million and RMB289.83 million (US$47.11 million), respectively. During fiscal year 2014, Net cash used in operating activities was RMB85.64 million (US$13.92 million), down from cash outflow of RMB146.11 million for the fiscal year ended September 30, 2013.Net cash used in investing activities was RMB0.56million (US$0.09 million) for the fiscal year ended September 30, 2014 compared with RMB68.28 million for the fiscal year ended September 30, 2013. Net cash provided by financing activities was RMB0.39 million (US$0.06 million) for the fiscal year ended September 30,2014 compared with RMB191.69 million for the fiscal year ended September 30, 2013. The borrowing was mainly related to the operations of Beijing Origin and Linze Origin, which had RMB225.00 million (US$36.57 million) bank loan for settlement of seed purchases, and RMB52.52 (US$8.54 million) for new corn seed processing plant construction in Xinjiang.

Research and Development Activities

Origin was built on its strong R&D platform and we strongly believe a commitment to R&D is essential to the growth of the Company. During fiscal year 2014, we continue to make significant progress both in our conventional hybrid crop seed development programs and biotechnology R&D activities.

Key developments for Origin’s GM corn seeds:

Phytase: Four commercial hybrids with phytase traits have completed the variety production test. These varieties with phytase traits have been submitted to the Chinese government (the Ministry of Agriculture) for variety safety certificate and final approval.

Glyphosate Tolerance: One GM glyphosate tolerance event (the unique DNA recombination event that took place in one plant cell) passed Phase 4 – Production Test and is waiting for the Phase 5 – Safety Certificate. Two more glyphosate tolerance events are being submitted for Phase 3 - Environment Release Test. In addition, more than one thousand events are undergoing Phase 1 - Laboratory Research;

Glyphosate + Bacillus Thuringiensis (Bt): Three events of the Company’s glyphosate tolerance and insect resistance traits have advanced into Phase 3 – Environment Release Test. More than 4,500 events of the stacked traits (inserting more than one gene in a seed via biotechnology) are being screened in Phase 1 - Laboratory Research.

Backcrossing Programs: Multiyear programs of backcrossing of phytase and glyphosate tolerance traits into corn varieties from our own product lines as well as several product lines of multinational companies are progressing well. Successful backcrossing products of phytase and glyphosate tolerance traits into our own varieties are and will be submitted for government approvals.

Hybrid Corn Seed Development Program:

In addition to GM crop seeds, Origin has a large R&D program developing conventional hybrid crop seeds. In China, new hybrid seed varieties need to go through an official approval process prior to sales. This approval process typically involves three to four years of registration trials and normally proceeds according to the following sequential steps:

Pre-Registration àRegistration Trial 1 à Registration Trial 2 à Field Demo àApproval

Each step leading up to approval takes approximately one year unless it needs to be repeated. In some localities the Registration Trial 2 and Field Demo steps are treated as one and the same step.

During fiscal year 2014, we had more than 35 tests going through different stages of the approval process. As the results of multiyear testing, we received registration approval for 8 of our new varieties. For both fiscal years 2013 and 2014, we received a total of 15 approvals for our corn seed hybrid products. This is a significant improvement from previous three years, during which we only received a total of 5 approvals.

Research and Development Outlook

With the continued growth of the Chinese economy, demand for higher levels of food production and agricultural products have increased substantially, and we expect that this demand will continue. This demand is being driven by several factors: by consumer desire for high-quality food products, increasing usage of agricultural products as bio-fuels, and dwindling arable land. The Chinese central government has taken a series of measures to deal with these issues. One of the approaches has been the approval of GM plant varieties. Compared with conventional varieties, the advantages of GM varieties include higher yield, higher quality and increased disease and weed resistance. Farmers plant GM varieties to save time and cost, while reducing the amount of field work. GM corn, soybean, and cotton have been widely used in the United States and in many other developed countries to guard against insect damage and to increase crop yields. A 10% to 15% increase in crop yields with the successful application of biotechnology has been routinely reported by Monsanto and Syngenta. According to the U.S. Department of Agriculture, the planted area for GM corn increased from 160,000 hectares in 1996 to almost 20 million hectares in 2006 in the United States. Since receiving approval from the Chinese government, cotton has been genetically modified to guard against damage from insects, such as the borer, and these varieties are now widely planted throughout China. GM cotton is widely accepted in the Chinese market. The Chinese authorities have taken preliminary steps in approving GM crop seed research and commercialization to meet the increasing demand for agricultural food products, as evidenced by the approval of our phytase corn and BT rice seed. We expect the Chinese authorities to continue in this direction, albeit with caution.

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

Under government regulations, a registrant company must follow the following procedures prior to registration and marketing GM crops in China. Each step (except laboratory research) has an associated reporting and approval process established by the Ministry of Agriculture, the clearance of which is necessary in order to proceed:

1	Laboratory Research: defined by genetic manipulations and research work conducted under a control system within laboratory;
2	Intermediate Testing Phase: a small-scale test conducted under a regulated control system;
3	Environmental Release Test: a medium-scale test conducted under natural condition by taking relatively secure measures;
4	Production Test: a relatively large-scale test before production and application; and
5	Obtaining the safety certificate on genetically modified organisms

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

Revenues

The most significant factor that affects our sale of crop seeds in China is the demand for and supply of crop seeds in the overall China market. As a result, the price we are able to set for our seeds is dependent on the aggregate supply of crop seeds from us and our competitors in relation to crop seed demand in any growing season. Any potential fluctuation in the demand and supply of seeds in China may cause significant volatility in the pricing of crop seeds in China and, as a consequence, in our operating results and financial condition. In addition, because decisions relating to our production volume are made before we know the volume of seed orders and the market price for such orders, we face the risk of either over-supplying the market or under-supplying the market, which could materially and adversely affect our revenues, operating results and ability to achieve or maintain profitability.

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

Operating expenses, net

Our operating expenses, net consist of general and administrative expenses, research and development expenses, selling and marketing expenses and other income, net. Our operating expenses, net declined for the fiscal year ended September 30, 2014 compared to fiscal year 2013, mainly due to the cost control efforts.

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

Equity award plans and award agreements

Our equity based awards are granted under the 2005 and 2009 Performance Equity Plans. We adopted the 2005 Plan in November 2005, under which we may issue equity based awards for up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we may issue equity based awards for up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. There are equity awards currently outstanding for 120,000 ordinary shares under the 2005 Plan and for 1,190,000 ordinary shares under the 2009 Plan. On December 22, 2014, our company adopted the 2014 Performance Equity Plan, under which we may issue equity based awards for up to 5,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. In addition to current equity awards to the directors and officers, we plan to expand our equity awards to a broader range of employees in order to align our employee incentives towards the stock performance.

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

As of September 30, 2014, all option based awards had an exercise price within the range of $1.27 to $12.23, and the awards expire 5 years from the date of grant and either vest immediately or vest over a period of 1 to 5 years, depending on the award. We recorded a total stock-based compensation expense of RMB3.33 million for the fiscal year ended September 30, 2012, and RMB1.89 million for the fiscal year ended September 30, 2013, and RMB1.32 million(US$0.22 million) for the fiscal year ended September 30, 2014.

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

Impairment of long-lived assets

We perform the Goodwill Impairment Test on an annual basis. This process is conducted at the reporting unit level, defined as the lowest level of the Company, i.e., business units, subsidiaries, operating units, divisions, etc. As of September 30, 2014, the remaining goodwill on the books was exclusively arising from the acquisition of Denong. We conducted the annual Goodwill Impairment Test for the year ended September 30, 2014. Specifically, the profits forecast in next five years were our key assumption for fair value evaluation. Assuming the revenues would maintain 5%-10% growth rate, the gross profit margin is consistently above 17% for each year, and net income would also be positive for next five years, the fair value of Denong is positive and exceeds its carrying value by 5%. Therefore, goodwill was not considered to be impaired as of September 30, 2014.While the performance of Denong’s rice business was impacted by weak market environments due to high industry inventory, we are actively introducing new products and plan to introduce more new products through our collaboration with research institutions. We expect the market to recover with the industry destocking and our new product introduction will help the margin recovery for making the above assumptions.

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

We have assessed the product quality, unsold quantity and the amount unit cost exceed the selling price performed by our quality inspectors and sales staff on an annual basis, and accordingly, determined the inventory write-downs based on the assessment results. We believe that the current methodologies on impairment assessment are adequate to address the risks of inventory write-downs. For fiscal year 2014, we had a write down of RMB21.98million (US$3.57 million) compared to RMB38.56 million for fiscal year 2013, and RMB27.45 million for fiscal year 2012.

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

In previous years, the Company assessed the contingent tax liability that might arise from the Share Exchange Transaction (note 1) and considered such contingent tax liabilities are more-likely-than-not. As of September 30, 2013, contingent tax liability of RMB39,060 including late payment penalty and interest was included in the income tax payable in the accompanying consolidated balance sheet. The Company does not expect to incur tax liabilities at the higher end of the range which were estimated to be in the range RMB39,060 to RMB64,218, based on the information previously available.

In 2009, the Company reviewed the contingent tax position. On September 23, 2010, the Company filed a revised 2005 tax return (the “Revised Return”) to the United States Internal Revenue Service (the “IRS”), to modify and supplement the previously filed tax return regarding this tax liability. While the timeline for the IRS to question on the tax return and assess additional tax due is generally three years, this matter may take a prolonged period of time to resolve depending on the return time for IRS and the necessity, if any, of future appeals or re-evaluation.

For the period from the filing date of the Revised Return (i.e., September 23, 2010) to September 30, 2014, the IRS has not enquired the Company or Chardan to clarify the redomestication transaction by filing the Revised Return. The Company believes that Chardan has paid all necessary and required U.S. federal income tax arising out of the Chardan redomestication. The Company also believes that the time limit for the IRS to assess any additional income tax, which is expired at September 23, 2013, has passed by reason of the expiration of the stature of limitation. In this stance, the Company concludes no justification to make a reserve in its accounts for the contingent tax liability of RMB39,060 that might arise out of a redomestication. Accordingly, the contingent tax liability of RMB39,060 has been derecognized and recorded as a tax benefit in the statement of income and comprehensive income for the year ended September 30, 2014 due to the cessation of contingent taxable status.

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

Results of Operations

Fiscal Year Ended September 30, 2014 Compared To Fiscal Year Ended September 30, 2013

Revenues and Gross Margin

Total revenues for the fiscal year ended September 30, 2014 were RMB414.89 million (US$67.52 million), a decrease of 14% from RMB481.69 million during the fiscal year ended September 30, 2013. Overall, the year-over-year decrease in revenues was mainly due to the lower sales in the Company’s rice seed business and a decline in the corn seed contract production business. Contract production business is when we produce seeds for other seed companies. Although contract production a common practice in China, this is not our main business. In fiscal year 2013, we had some large one-time contract production businesses as we started our Xinjiang production facility. The total revenues from our corn seed contract production businesses were RMB27.98 million.

The table below lists the change in both revenues and gross margins, exclusive of scrap sales, between fiscal year 2014 and fiscal year 2013.

Items	Revenues			Gross Margin
	Year ended September 30, 2014	Year ended September 30, 2013	Change	Year ended September 30, 2014	Year ended September 30, 2013	Change in percentage point
	RMB’000	RMB’000
Hybrid Corn seeds	355,436	381,820	(6.9)%	33.2%	38.6%	(5.4)%
Hybrid Rice seeds	36,146	72,707	(50.3)%	(2.8)%	24.9%	(27.7)%
Hybrid Canola seeds	20,615	21,766	(5.3)%	48.8%	52.7%	(3.9)%
Total normal sales	412,197	476,293	(13.5)%	30.8%	37.2%	(6.4)%

Exclusive of scrap sales, revenues from our hybrid corn seeds decreased by 6.9% to RMB355.44million (US$57.85million) in fiscal year 2014 from RMB381.82million in fiscal year 2013, this year-over-year decrease was mainly due to the decline of corn seed contract production business in this year. Excluding scrap sales and contract production businesses, revenues from our key strategic corn seed business in fiscal year 2014 was RMB351.65 million (US$57.14 million), almost flat with that RMB353.84 million in fiscal year 2013.Gross margin of our corn products decreased by 5.4% in fiscal year 2014 compared with fiscal year 2013, which was mainly due to higher average unit purchase cost of seed as a result of lower seed production yield for one of our key production centers this year.

Non-scrap revenues from our hybrid rice seeds decreased by 50.3% to RMB36.15million (US$5.88 million) in fiscal year 2014 from RMB72.71million in fiscal year 2013, which was mainly due to increasing competition in the rice seed market. Gross margin of our rice products decreased by 27.7% in fiscal year 2014 compared with fiscal year 2013 due to fierce competition in the seed market. Non-scrap revenues from our canola seeds decreased by 5.3% to RMB20.62 million (US$3.35 million) in fiscal year 2014 compared with RMB21.77 million in fiscal year 2013.

Gross margin

The gross margin was 27.42% in fiscal year 2014 compared with 34.59% in fiscal year 2013.This decrease was mainly due to higher average unit purchase cost of seed as a result of lower seed production yield this year

Operating expenses

Operating expenses for fiscal year 2014 decreased to RMB138.22 million (US$22.50 million) from RMB148.45 million in fiscal year 2013. Lower operating expense for fiscal year 2014 was mainly due to corporate restructuring and expenses control efforts despite the increase in marketing expenses.

Selling and marketing

Selling and marketing expenses for fiscal year 2014increased to RMB58.97 million (US$9.6 million) from RMB55.38 million in fiscal year 2013. Higher expenses were due to the increase in marketing expenses.

General and administrative

General and administrative expenses (“G&A”) decreased to RMB46.43 million (US$7.56million) in fiscal year 2014 from RMB66.15 million in fiscal year 2013. This reduction in G&A expenses reflects our efforts to improve our operating efficiency and cost reduction.

Research and development

Research and development expenses (“R&D”) slightly decreased to RMB40.38 million (US$6.57 million) in fiscal year 2014 from RMB42.16 million in fiscal year 2013. We typically target R&D investment in the range of 7-10% of our total revenues although the actual investment fluctuates depending on the realization of R&D projects.

Other income

Other income decreased to RMB7.56 million (US$1.23 million) in fiscal year 2014 from RMB15.24 million in fiscal year 2013. The decrease was mainly due to the gain on disposal of staff quarter amounted to approximately RMB6.0 million (US$0.98 million) last year.

Income from operations

As a result of the impact of the components described above, loss from operations were RMB24.48 million (US$4.0 million) in fiscal year 2014 compared with operating income RMB18.16 million in fiscal year 2013. The decrease in operating results was mainly due to decline in gross profit in this year.

Interest expense

Interest expense increased by RMB8.41 million (US$1.39million) to RMB19.74 million (US$3.21million) for the fiscal year 2014 from RMB11.33 million a year ago. This increase was mainly due to higher bank loans from the Beijing and Linze entities in this year.

Loss on disposal of an equity method investment

This represents loss on disposal of the 30% equity investment, Shijiazhuang Liyu Technology Development Co., Ltd. in July 2014.

Loss on disposal of a subsidiary

In June 2014, the Company disposed of the subsidiary, Kunfeng, for the amount of RMB12.0 million (US$1.95 million), and the realized loss from this disposition was RMB2.6 million (US$0.43 million).

Income taxes benefit

Income taxes benefit for fiscal year 2014 were RMB38.38 million (US$6.25 million) compared with the tax expenses of RMB4.46 million for fiscal year 2013.The tax benefit represents the reversal of contingent tax liability of RMB39.06 million in this year. The standard enterprise income tax rate was 25% for 2014 and 2013. However, our PRC Operating Company, Beijing Origin is entitled to a preferential tax rate of 15%. For fiscal years ended September 30, 2013 and 2014, its effect of the preferential tax treatment was 10%. The preferential treatments in EIT to Xinjiang Origin is 2 years of exemption and 3 years of half reduction (counting from the year the Company makes a profits, it can be exempted from EIT in first two years and it should only pay for half of EIT from the third to fifth years). Xinjiang Origin recorded a profit in 2012, so it started to enjoy the EIT exemption in 2012.

Net income

Net loss for the fiscal year ended September 30, 2014 were RMB9.53 million (US$1.55million), compared with the net income of RMB7.49 million during the fiscal year ended September 30, 2013. The year-over-year decline was mainly due to the revenue decline and increase in average unit cost of sales.

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

The table below lists the change in both revenues and gross margins exclusive scrap sales, between fiscal year 2013 and fiscal year 2012.

Items	Revenues			Gross Margin
	Year ended September 30, 2013	Year ended September 30, 2012	Change	Year ended September 30, 2013	Year ended September 30, 2012	Change in percentage point
	RMB’000	RMB’000
Hybrid Corn seeds	381,820	406,839	(6.1)%	38.6%	35.6%	3.0%
Hybrid Rice seeds	72,707	86,542	(16.0)%	24.9%	29.5%	(4.6)%
Hybrid Canola seeds	21,766	19,935	9.2%	52.7%	52.0%	0.7%
Hybrid Cotton seeds	-	7,086	n/a		122.5%	n/a
Pesticides	-	19,832	n/a		(11.9)%	n/a
Other	-	215	n/a		n/a	n/a
Total normal sales	476,293	540,449	(11.9)%	37.2%	34.7%	2.5%

Exclusive of scrap sales, revenues from our hybrid corn seeds decreased by 6.1% to RMB381.82million (US$61.27million) in fiscal year 2013 from RMB406.84million in fiscal year 2012, this year-over-year decrease was mainly a result of increasing competition in the corn seed market and unfavorable weather for our Northeast operations. Gross margin of our corn products increased by 3.0% in fiscal year 2013 compared with fiscal year 2012, which was mainly due to the decline in average unit purchase cost of seed as a result of higher seed production yield for one of our key production centers in this year.

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

Cost of Revenues

Our cost of revenues for fiscal year 2013 was RMB315.08 million (US$50.56 million), a decrease of 18.75% compared with RMB387.78 million in fiscal year 2012. This decrease was mainly due to the decline in average unit purchase cost of seed as a result of higher seed production yield in this year.

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

General and administrative

General and administrative expenses (“G&A”) decreased to RMB66.15 million (US$10.62 million) in fiscal year 2013 from RMB77.59 million in fiscal year 2012, which was due to the lower in share based compensation, entertainment and the divesture of pesticide and cotton business in last year.

Research and development

Research and development expenses (“R&D”) increased to RMB42.16 million (US$6.77 million) in fiscal year 2013 from RMB37.63 million in fiscal year 2012. The increase was mainly due to higher staff compensation and land rental for research.

Other income

Other income increased to RMB15.24 million (US$2.45 million) in fiscal year 2013 from RMB3.85 million in fiscal year 2012. The increase was mainly due to both the rental income and disposal of house amounted to approximately RMB10 million (US$1.63 million) in this year.

Income from operations

As a result of the impact of the components described above, income from operations were RMB18.16 million (US$2.92 million) in fiscal year 2013 compared with operating loss RMB3.47 million in fiscal year 2012. The increase in operating results was mainly due to improvement in gross profit and expenses control measures adopted since last year.

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

Share of net income of equity investments

This represents investment income from the 30% equity investment, Shijiazhuang Liyu Technology Development Co., Ltd.

Income taxes

Income taxes for fiscal year 2013 were RMB4.46 million (US$0.72 million) compared with RMB1.86 million for fiscal year 2012. We incurred a deferred tax expense of RMB1.76 million (US$0.28 million), mainly due to utilization of the tax losses of Denong this year. The deferred tax asset is composed primarily of net operating loss carried forwards. The valuation allowance was based upon management’s conclusions, among other considerations and estimates of future earnings based on information currently available. It was more likely than not that the future tax benefits would be realized.

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

Net income

Net income for the fiscal year ended September 30, 2013 were RMB7.49 million (US$1.21 million), representing a significant improvement from the net loss of RMB1.43 million during the fiscal year ended September 30, 2012. The year-over-year improvement was mainly due to the improvement in operating performance of core businesses.

B.	Liquidity and Capital Resources.

As of September 30, 2012, 2013 and 2014, we had approximately RMB152.79million, RMB131.98 million and RMB46.27million (US$7.52 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and short term liquid investments with maturities of three months or less deposited with banks and other financial institutions. We believe our working capital is sufficient to meet our present requirements.

We financed our operations through cash generated from operating activities and bank borrowings. As of September 30, 2014, we had a total short-term borrowings of RMB225million and long-term borrowings of RMB64.83million. The weighted average interest rate was 7.04%, 6.26% and 6.24% for fiscal year 2012, 2013 and 2014, respectively. Please see Note 13 to our consolidated financial statement for the details of bank borrowing.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12 months ended September 30, 2010, 2011, 2012, 2013 and September 30, 2014.

Item	September 30
(In thousands)
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	298,604	37,457	82,713	(146,109)	(85,639)	(13,921)

Net cash provided by (used in) investing activities	15,105	(154,390)	(143,383)	(68,279)	(561)	(90)

Net cash provided by (used in) financing activities	(136,359)	(55,736)	83,400	191,687	394	64

Net (decrease) increase in cash and cash equivalents	177,350	(172,669)	22,730	(22,701)	(85,806)	(13,947)

Cash and cash equivalents, beginning of year	121,255	299,672	129,942	152,789	131,978	21,451

Effect of exchange rate changes on cash and cash equivalents	1,067	2,939	117	1,890	96	16

Cash and cash equivalents, end of year	299,672	129,942	152,789	131,978	46,268	7,520

Operating activities:

Net cash used in operating activities was RMB85.64million (US$13.92million) for the fiscal year ended September 30, 2014, compared with RMB146.11million net cash used for the fiscal year ended September 30, 2013. The negative cash flow this year in the operating activities was mainly due to inventory increase of RMB67.54 million (US$10.98 million) andRMB46.93 million (US$7.63 million) lower advance received from the customers. Although the Company has incurred net losses and working capital deficit for the year ended September 30, 2014, we believe that the progresses the Company has made in the operating improvements will increase the Company’s revenue and cash flow from operating activities in 2015.

Investing activities:

Net cash used in investing activities was RMB0.56 million (US$0.09million) for the fiscal year ended September 30, 2014, compared with RMB68.28 million for the fiscal year ended September 30, 2013. The decrease was mainly because most capital expenditure spent on the buildings and plants in Xinjiang and Linze was paid off in the prior year.

Financing activities:

Net cash provided by financing activities was RMB0.39 million (US$0.06million) for the fiscal year ended September 30, 2014. There was no major increase in debt financing during the fiscal year 2014. In fiscal year 2013 net cash provided by financing activities was RMB191.69 million.

Due to the cyclical nature of cash flow inherent in our business, the majority of cash flow from operations is received during the second half of the calendar year, which corresponds to the fourth quarter and the subsequent first quarter of our fiscal year. We use bank credit facilities to cover cash outflow related to operating expenses during the portion of the year when sales receipts are low. Despite the negative net operating cash flow during the last two years mainly due to increasing inventory, we believe, in longer run, we can generate sufficient cash flows from operating activities to finance our R&D activities and operating expansions. We also can access sufficient borrowing capacity from local banks to satisfy our seasonal liquidity needs.

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

We focus our research and development efforts on agro-biotechnology, crop breeding and the development of new crop seeds. In November 2001, we established a seed research and development center in Tongzhou, Beijing, which conducts research and development of commercial crop breeding. In September 2005, we established the “Origin Life Science Research Center” in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, the principal activities of which include crop gene engineering, molecular marker-assisted breeding, and molecular identification. We also have ten breeding stations located in different regions in China.

We have established technological cooperative relationships with five universities and sixteen research institutes in China, including Beijing University, China Agricultural University, Chinese Academy of Sciences, and Henan Agriculture University. We employ 92 full-time research personnel.

Our research and development expenditures were RMB38.36 million, RMB44.77 million, RMB37.63 million, RMB42.16 million and RMB40.38 million for fiscal years ended September 30, 2010, 2011, 2012, 2013 and 2014, respectively. Our continued research and development spending is a result of our efforts to self-develop seed varieties and biotechnology traits both through joint development and in-house efforts.

The company has received government funding for research and development activities. Such funding was received in the fiscal years 2012, 2013 and 2014 in the amounts of RMB1.55 million, RMB16.11 million and RMB7.61 million, respectively.

D.	Trend Information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events in the period from October 1, 2013 to September 30, 2014 that were reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E.	Off-balance Sheet Arrangements.

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts or outstanding derivative financial instruments. We do not engage in trading activities involving non-exchange traded contracts.

F.	Tabular Disclosure of Commitments and Contingencies.

We have various contractual obligations that will affect our liquidity. The following table sets forth our contractual obligations as of September 30, 2014.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Commitment (1)	7,542	7,542	—	—	—
Short term Debt Obligations (2)	225,000	225,000	—	—	—
Long term Debt Obligations (2)	64,828	33,805	24,000	7,023	—
Interest on Debt Obligations	13,521	11,652	1,500	369	—
Purchase Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	13,246	2,533	2,102	2,389	6,222
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—
Total	324,137	280,532	27,502	9,781	6,222

(1)	Includes capital commitments for purchase of plant, building construction and equipment.

(2)	Represents bank loans from China Construction Bank Beijing Branch, Agricultural Development Bank of China Linze Branch, Agricultural Bank of China Linze Branch and Xinjiang Branch as well as China Construction Bank (Asia).

G.	Safe Harbor.

Except for historical facts and financial data, the information included in Items 5.A through 5.D and 5.F is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in this Item 5.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of September 30, 2014.

Name	Age	Position

Gengchen Han	59	Chairman of the Board, President and Chief Executive Officer
Yasheng Yang	52	Vice Chairman of the Board
James Kang	55	Independent Director
Min Tang	61	Independent Director
Yingqi Xia	61	Independent Director
Michael W. Trimble	57	Independent Director
Larry Kenneth Cordell(1)	57	Independent Director
David W. Bullock(2)	50	Independent Director
James Chen	49	Chief Financial Officer

1.	Mr. Larry Kenneth Cordellwill remain on the Board of Directors as the Audit Committee chair with the intention of resigning after the filing of the 20-F for FY2014.
2.	Mr. David W. Bullock was appointed as Independent Director, effective January 1, 2015. He will succeed Larry Kenneth Cordell and become the Audit Committee Chair upon the resignation of Mr. Cordell.

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

Mr. Larry Kenneth Cordell has been a director of Origin since January 2012.  Mr. Cordell served as Chairman, President and CEO at UAP Holdings (“UAPH”) when the company was acquired by Agrium Inc. through a tender offer in May, 2008. Prior to its acquisition, UAPH was the largest independent distributor of agricultural inputs and professional non-crop products in the United States and Canada. Prior to UAPH, he held executive positions at FMC Agricultural Products, where he last served as its Global Herbicide Director. Mr. Cordell started his career at Rohm and Haas. Mr. Cordell currently serves as Chief Executive Officer of Pinnacle Agriculture Distribution, a privately held crop input distributor in the United States. He also holds Board of Director positions with Momentive Performance Material Holdings and Taminco, both of which are privately held specialty chemical manufacturers.

Mr. David W. Bullock, former Chief Financial Officer of Graham Packaging Company Inc. (“GRM”) and former Chief Operating Officer, Executive Vice President and Chief Financial Officer of UAP Holding Corporation (“UAPH”),was appointed to Origin’s Board of Directors and will replace Mr. Larry Kenneth Cordell as the Chair of the Audit Committee and an Independent Director to the Company effective January 1, 2015. Mr. Bullock served as the CFO of GRM, a global manufacturer of rigid plastics containers, from 2009 until the sale of the company in 2011. From 2002 to 2008, Mr. Bullock served as Chief Operating Officer, as well as Executive Vice President and Chief Financial Officer, of UAPH, a distributor of agricultural-related products. Prior to UAPH, Mr. Bullock held various positions with FMC Corporation, Air Products and Chemicals Inc., and Westinghouse Electric. Mr. Bullock currently serves as a director of Building Materials Holding Corp. Mr. Bullock received an M.B.A. from Cornell University and a B.S. in Electrical Engineering from Lehigh University.

Dr. Z. James Chen has been the Chief Financial Officer of Origin since January 2012. Prior to Origin, Dr. Chen served as an Investment Manager at Abu Dhabi Investment Authority (ADIA) and he worked as an equity research analyst at Morgan Joseph and BB&T Capital Markets. Dr. Chen also worked as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between ExxonMobil and Dow Chemical. Dr. Chen received his Ph.D. Degree in Chemical Engineering from the University of Connecticut and his M.B.A degree from New York University.

B.	Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB3.61million (US$0.6 million) for the twelve months ended September 30, 2014. Options granted are stated in the chart found below.

2005 Performance Equity Plan

On November 8, 2005 the company adopted the 2005 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. We had outstanding awards for 120,000 ordinary shares under the 2005 Plan at September 30, 2014.

2009 Performance Equity Plan

On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. We had outstanding awards for 1,190,000 ordinary shares under the 2009 Plan at September 30, 2014.  Those awards held by the current directors and officers are listed below.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
Gengchen Han	20,000	$12.23/Share	January 4, 2010	January 3, 2015
	20,000	$10.84/Share	January 3, 2011	January 2, 2016
	120,000	$2.55/Share	January 3, 2012	January 2,2017
	120,000	$1.44/Share	January 2, 2013	January 1,2018
	120,000	$1.27/Share	January 2, 2014	January 1,2019
Yasheng Yang	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 3, 2016
	5,000	$2.55/Share	January 3, 2012	January 2,2017
	5,000	$1.44/Share	January 2, 2013	January 1,2018
	5,000	$1.27/Share	January 2, 2014	January 1,2019
Michael Trimble	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
	5,000	$2.55/Share	January 3, 2012	January 2,2017
	5,000	$1.44/Share	January 2, 2013	January 1,2018
	5,000	$1.27/Share	January 2, 2014	January 1,2019
Min Tang	10,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
	5,000	$2.55/Share	January 3, 2012	January 2,2017
	5,000	$1.44/Share	January 2, 2013	January 1,2018
	5,000	$1.27/Share	January 2, 2014	January 1,2019
Yingqi Xia	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
	5,000	$2.55/Share	January 3, 2012	January 2,2017
	5,000	$1.44/Share	January 2, 2013	January 1,2018
	5,000	$1.27/Share	January 2, 2014	January 1,2019
Y. James Kang	5,000	$12.23/Share	January 4, 2010	January 3, 2015
	5,000	$10.84/Share	January 3, 2011	January 2, 2016
	5,000	$2.55/Share	January 3, 2012	January 2,2017
	5,000	$1.44/Share	January 2, 2013	January 1,2018
	5,000	$1.27/Share	January 2, 2014	January 1,2019
Larry Kenneth Cordell	5,000	$2.55/Share	January 3, 2012	January 2,2017
	5,000	$1.44/Share	January 2, 2013	January 1,2018
	5,000	$1.27/Share	January 2, 2014	January 1,2019
James Chen	200,000	$2.55/Share	January 3, 2012	January 2,2017
	200,000	$1.44/Share	January 2, 2013	January 1,2018
	200,000	$1.27/Share	January 2, 2014	January 1,2019

2014 Performance Equity Plan

On December 22, 2014, the company adopted the 2014 Performance Equity Plan, under which we are able to issue equity awards for up to 5,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. In addition to current equity awards to the directors and officers, we plan to expand our equity awards to a broader range of employees in order to align our employee incentives towards our stock performance.

C.	Board Practices.

Terms of directors and executive officers

Our directors are not subject to a specific term of office and hold office until the next annual meeting of shareholders or until such director’s earlier resignation, removal from office, death or incapacity. Any vacancy on the board of directors resulting from death, resignation, removal or other cause and any newly created directorship resulting from any increase in the authorized number of directors between meetings of shareholders may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of shareholders.

Our officers are appointed by the board of directors and hold office until their successors are duly elected and qualified, but may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office may be filled by resolution of directors.

Employment Agreements

Dr. Han entered into a renewal of his employment agreement with us. The agreement currently has a term of three years commencing on January 1, 2015. Dr. Han is entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreement is terminable by Origin for death, disability and cause. Dr. Han may terminate the agreement and his employment for good reason, which includes Origin’s breach, the executive’s loss of his seat on the board of directors, and change of control. In the event of termination for good reason or without cause, the executive will receive compensation and benefits under his employment agreement through the earlier of two years from the date of termination or through the term of the agreement. The agreements contain provisions for the protection of confidential information and a three-year non-competition period within China.

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

When Mr. David W. Bullock becomes a director and replaces Mr. Cordel on the Audit Committee, it is anticipated that the board of directors will determine that Mr. Bullock will have the appropriate understanding of financial reporting and will be qualified as an “audit committee financial expert”.

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

Pursuant to the terms of its charter, as amended, the Audit Committee’s responsibilities include, among other things:

•	annually reviewing and reassessing the adequacy of the Audit Committee’s form of charter;
•	reviewing our annual audited financial statements with our management and our independent auditors and the adequacy of our internal accounting controls;

•	reviewing analyses prepared by management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
•	engaging of the independent auditor;
•	reviewing the independence of the independent auditors;
•	reviewing our auditing and accounting principles and practices with the independent auditor and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditor or our management;
•	appointment of the independent auditor;
•	approving professional services provided by the independent auditors, including the range of audit and non-audit fees; and

The Audit Committee pre-approves the services to be provided by our independent auditors. The Audit Committee also reviews and recommends to the board of directors whether or not to approve transactions between us and any officer or director that occurs outside the ordinary course of business.

Compensation Committee

The members of our Compensation Committee are Yingqi Xia (chairman), Min Tang, and James Kang. The Compensation Committee also administers our equity award plans, including the authority to make and modify awards under the 2005 and 2009 Performance Equity Plans. The current charter of the Compensation Committee, which was adopted March 16, 2007, provides that the committee is responsible for:

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors, officers and other senior employees;
•	reviewing and determining performance-based awards and compensation for our officers and other employees;
•	reviewing and determining share-based compensation (including the 2005 and 2009 Performance Equity Plans) for our directors, officers, employees and consultants;
•	administering our equity incentive plans (including the 2005 and 2009 Performance Equity Plans) in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

Nominating Committee

Our Nominating Committee consists of Michael W. Trimble (chairman), Larry Kenneth Cordell, and Yingqi Xia. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The Nominating Committee will identify, evaluate and recommend candidates to become members of the Board of Directors with the goal of creating a balance of knowledge and experience.  The Nominating Committee is not a fully independent committee. When Mr. David W. Bullock becomes a director, it is anticipated that he will be appointed to the Nominating Committee.

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

Summary of Significant Differences in Corporate Governance Practices for Purposes of Rule 5615 of the NASDAQ Marketplace Rules

We are incorporated under the laws of the British Virgin Islands. Our ordinary shares are registered with the SEC and are listed on the NASDAQ Global Select Market. As a result, our corporate governance framework is subject to laws of the British Virgin Islands, or BVI, the securities laws and regulations of the United States and the listing requirements of the NASDAQ Stock Market.

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

Under Rule 5635, a US domestic listed company is required to obtain shareholder approval of equity award plans and issuances of equity securities in excess of certain amounts when at less than market or book value. There are no such mandatory requirements under BVI law. We do not plan to get shareholder approval for future increases in the 2005 Plan or 2009 Plan or for any other equity award plan approved by the directors in the future or for issuances of equity securities that exceed 20% of the outstanding shares of the Company if they are sold at less than market or book value.

We have filed documentation with NASDAQ exempting the company under those provisions that BVI law does not require.

D.	Employees.

We had 656, 607 and 474 employees as of September 30, 2012, 2013 and 2014, respectively, excluding Xinjiang Origin. Substantially all of our employees are located in China. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of September 30, 2014:

Areas of Operations	Number of Employees	Percentage of Total
Research and Development	92	19.4%
Sales and Marketing	135	28.5%
Production	142	29.9%
Quality Control	25	5.3%
Others	80	16.9%
Total	474	100.0%

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

Xinjiang Origin started the construction of its corn seed processing facility in fiscal year 2012. It had 57, 71 and 57 employees as of September 30, 2012, 2013 and 2014, respectively.

During the last three years, the Company has initiated corporate wide restructuring programs and operating improvement efforts. During these initiatives, Origin has reduced the total number of employees from 856 as of September 30, 2011 to 474 as of September 30, 2014 (excluding Xinjiang Origin). As a result, the company has paid out RMB3.05 million, RMB1.83 million, and RMB4.50 million as the severance packages for the fiscal year 2012, 2013, and 2014, respectively.

E.	Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2014, by each of our directors and executive officers who beneficially own our ordinary shares, and other principal shareholders.

	Shares Beneficially Owned ( * )
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han, Chairman of the Board, Chief Executive Officer (1) (2)	4,483,827	19.72%
Yasheng Yang, Vice Chairman of the Board and Director (1) (3)	1,025,390	4.51%
James Kang, Director (1)(4)	-	-
Min Tang, Director (1)(5)	-	-
Yingqi Xia, Director (1)(6)	-	-
Michael W. Trimble,Director (7)	75,000	0.33%
Larry Kenneth Cordell, Director (1)(8)	-	-
James Chen, CFO (1)(9)	186,313	0.82%
David Bullock, Director (1)	-	-
Principal Shareholders:
Liang Yuan(10)	2,117,445	9.31%

* Beneficial ownership and percentage is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(1)         The business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing, PRC 102206. See Item 6B. “Directors, Senior Management, and Employees – Compensation” for discussion of option included in the table granted under the 2005 Performance Equity Plan and 2009 Performance Equity Plan.

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

(3)         The shares reported in the above table are held by Mr. Yang through a personal holding Company, Leekdon Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Mr. Yang will have voting and dispositive authority over all the shares. Excluding 20,000 shares that may be acquired under stock options held by Mr. Yang.

(4)         Excludes 25,000 shares that may be acquired under stock options by Mr. Kang.

(5)         Excludes 30,000 shares that may be acquired under stock options by Mr. Tang.

(6)         Excludes 30,000 shares that may be acquired under stock options by Mr. Xia.

(7)         The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131. Excludes 20,000 shares that may be acquired under stock options held by Mr. Trumble.

(8)         Excludes 15,000 shares that may be acquired under stock options held by Mr. Cordell.

(9)         Excludes 600,000 shares that may be acquired under stock options held by Mr. Chen.

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

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major shareholders.

Please refer to Item 6.E “Directors, Senior Management and Employees – Share Ownership.”

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

Xinjiang Origin

In May 2011 Beijing Origin established Xinjiang Origin for seed production and distribution.  Beijing Origin invested RMB51 million for a 51% ownership of Xinjiang Origin.

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

Beijing Shihui Agriculture Ltd.

Based in Beijing, China, Beijing Shihui Agriculture Limited (”Beijing Shihui”) was established in 2010 by close family members of the Company’s CEO. The company is mainly engaged in crop seed sales, information technology services, and internet operations. Beijing Shihui provides information technology services and online seed businesses to the Company.

On December 18, 2013, the Company entered into an assets pledge agreement with Beijing Shihui. Under the agreement, the short term bank loans of RMB1.0 million of Beijing Shihui was secured by the Company’s restricted cash of RMB1.32 million. The agreement terminated on December 18, 2014.

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

Our board of directors by resolution may authorize payment of dividends if the directors are satisfied, on reasonable grounds, that Origin will, immediately after the distribution of dividends, (i) satisfy the solvency test as stipulated in Section 56 of the BVI Business Companies Act, (ii) any of our applicable contractual obligations and (iii) the laws of China. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

B. Significant changes.

No significant changes since September 30, 2014

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

The following table provides the historical high and low trading United States dollar prices for Origin’s ordinary shares for the periods indicated below:

	Nasdaq
	Price per Share (US$)
	High	Low
Annual Market Prices
Year 2010 (until September 30, 2010)	15.02	4.40
Year 2011(until September 30 2011)	11.31	2.33
Year 2012 (until September 30, 2012)	4.49	1.30
Year 2013 (until September 30, 2013)	1.89	1.34
Year 2014 (until September 30, 2014)	3.47	1.17

Quarterly Market Prices
First Quarter 2013, ended December 31, 2012	1.54	1.36
Second Quarter 2013, ended March 31, 2013	1.89	1.44
Third Quarter 2013, ended June 30, 2013	1.81	1.39
Fourth Quarter 2013, ended September 30, 2013	1.69	1.34
First Quarter 2014, ended December 31, 2013	2.39	1.17
Second Quarter 2014, ended March 31, 2014	3.47	1.26
Third Quarter 2014, ended June 30, 2014	2.47	1.92
Fourth Quarter 2014, ended September 30, 2014	2.33	1.90

Monthly Market Prices	NASDAQ Price per Share (US$)
	High	Low
Jul-14	2.29	2.10
Aug-14	2.21	1.88
Sep-14	2.33	1.93
Oct-14	2.25	2.08
Nov-14	2.13	1.53
Dec-14	1.91	1.19

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

China

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997, and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, RMB is convertible into other currencies without prior approval from SAFE only to the extent of current account items, such as trade related receipts and payments, interest and dividends and after complying with certain procedural requirements. The conversion of RMB into other currencies and remittance of the converted foreign currency outside PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office. Payments for transactions that take place within China must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into RMB.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005. According to the notice, a special purpose company, or SPV, refers to an offshore company established or indirectly controlled by PRC residents for the special purpose of carrying out financing of their assets or equity interest in PRC domestic enterprises. Prior to establishing or assuming control of an SPV, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch. The notice applies retroactively. As a result, PRC residents who have established or acquired control of these SPVs that previously made onshore investments in China were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. These PRC residents must also amend the registration with the relevant SAFE branch in the following circumstances: (i) the PRC residents have completed the injection of equity investment or assets of a domestic company into the SPV; (ii) the overseas funding of the SPV has been completed; (iii) there is a material change in the capital of the SPV. Under the rules, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the violator, including restrictions on the payment of dividends and other distributions to its offshore parent company, and may also subject the violators to penalties under the PRC foreign exchange administration regulations.

On August 29, 2008, SAFE promulgated Notice 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. Notice 142 requires that RMB funds converted from the foreign currency capital of a foreign-funded enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its supervision over the flow and use of RMB funds converted from the foreign currency capital of a foreign-funded enterprise. The use of such RMB capital may not be changed without SAFE’s approval, and may not, in any case, be used to repay or prepay RMB loans if such loans are outstanding. Violations of Notice 142 will result in severe penalties, such as heavy fines as set out in the relevant foreign exchange control regulations.

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

Taxation in British Virgin Islands Taxation

The British Virgin Islands, or BVI, does not impose a tax on dividends paid by us to holders of our ordinary or preferred shares, nor does the BVI levy any capital gains or income taxes on us.

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

Taxation in China

We are a holding company incorporated in the BVI, which indirectly holds our equity interests in our PRC operating subsidiaries. The EIT Law and its implementation rules, both of which became effective as of January 1, 2008, provide that a PRC enterprise is subject to a standard income tax rate of 25% and China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent’s jurisdiction of incorporation and China to reduce such rate.

Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement, effective as of January 1, 2007, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. Under the aforesaid arrangement, any dividends that our PRC operating subsidiaries pay to their Hong Kong holding companies may be subject to a withholding tax at the rate of 5% if they are not considered to be a PRC “resident enterprise” as described below. However, if the Hong Kong holdings companies are not considered to be the “beneficial owner” of such dividends under the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties promulgated by the State Administration of Taxation on October 27, 2009 (and not a PRC “resident enterprise”), such dividends would be subject to the withholding tax rate of 10%. The withholding tax rate of 5% or 10% applicable will have a significant impact on the amount of dividends to be received by us and ultimately by shareholders.

According to the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, the term “beneficial owner” refers to a person who has the right to own and dispose of the income and the rights or properties generated from the said income. The “beneficial owner” may be an individual, a company or any other organization which is usually engaged in substantial business operations. A conduit company is not a “beneficial owner.” The term “conduit company” refers to a company which is usually established for purposes of dodging or reducing taxes, and transferring or accumulating profits. Such a company is only registered in the country of domicile to satisfy the organizational form as required by law, but it does not engage in such substantial business operations as manufacturing, distribution and management.

In addition to the changes to the current tax structure, under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to an EIT of 25% on its global income. The implementing rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.”

It remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

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

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated there under, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our shares and the nature of our business over time.

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

We believe that we were not a PFIC for the taxable year 2014. However, there can be no assurance that we will not be a PFIC for the taxable year 2014 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2014 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

Non-U.S. Holders

If you beneficially own ordinary shares and are not a U.S. Holder for U.S. federal income tax purposes, or a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to ordinary shares unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires, as a condition for you to be subject to U.S. federal income tax with respect to income from your ordinary shares, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding, on any gain realized upon the sale or exchange of ordinary shares, unless:

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

U.S. information reporting and backup withholding rules

In general, dividend payments with respect to the ordinary shares and the proceeds received on the sale or other disposition of those ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, to certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provide that you furnish the required information to the IRS.

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

I. Subsidiaries information.

See Item 4. “Information on the Company, Subpart C – Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

Our significant interest-bearing financial liabilities are bank borrowings. Short-term and long-term borrowings account for 88% and 12%, respectively, of total borrowings as of September 30, 2014. Short-term borrowings will mature at various dates within the year ending September 30, 2015, which does not expose us to interest rate risk. Our interest rate risk arises primarily from long-term borrowings. During the year ended September 30, 2014, all of our long-term borrowings were issued at variable rates, hence exposing us to cash flow interest rate risk which is partially offset by cash held at variable rates.

Our exposure to market rate risk for changes in interest rates also relates to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign currency risk

Substantially all our revenues and expenses are denominated in Renminbi and a substantial portion of our cash is kept in Renminbi, but a portion of our cash is also kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our shares will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our shares may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our shares or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings in China would be reduced.

We have recorded RMB0.07million (US$0.01 million) of foreign exchange loss in our net income for the twelve months ended September 30, 2014, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are exchanged, as well as re-evaluate its policy of using a fixed-rate regime to a basket of currencies govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.5%, 2.8%, 3.1% and 1.6% in the fiscal year ended September 30, 2011, 2012, 2013 and 2014 respectively. Sustained or increased inflation in China could have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially changed during the period covered by this Annual Report.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures: As of September 30, 2014 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s management including the Chief Executive Officer and the Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company's disclosure controls and procedures. We have determined those controls are effective as of September 30, 2014.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2014. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, the management hasn’t identified material weakness in the Company’s internal control over financial statement closing process, as a result, the management concluded that the Company’s internal control over financial reporting was effective.

(c) Attestation report of the registered public accounting firm. BDO China Shu Lun Pan Certified Public Accountants LLP, our independent registered public accounting firm, has audited our internal control over financial reporting as of September 30, 2014, and has issued an attestation report set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Origin Agritech Limited

We have audited the internal control over financial reporting of Origin Agritech Limited and its subsidiaries and variable interest entities (the “Company”) as of September 30, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Tread way Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15(b), Report of Origin’s Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities as of September 30, 2013 and 2014, and the related consolidated statements of income and comprehensive income, equity, and cash flows for the years ended September 30, 2012, 2013 and 2014 and our report dated January 12, 2015 expressed an unqualified opinion thereon.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

January 12, 2015

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

When Mr. David W. Bullock assumes the role of the Audit Committee Chair of our Audit Committee, the board of directors believes that he will meet the criteria for an “audit committee financial expert” as established by the SEC, and he will be an independent director.

Neither Mr. Cordell nor Mr. Bullock will be deemed an “expert” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Cordell or Mr. Bullock as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of our Audit Committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Cordell or Mr. Bullock as an audit committee financial expert does not affect the duties, obligations or liability of any other member of our Audit Committee or board of directors, and both Mr. Cordell and Mr. Bullock are determined to be independent directors.

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

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)   Audit Fees.

The aggregate fees billed for the fiscal year ended September 30, 2013 and 2014, for professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP for the audits of internal controls over financial reporting and the consolidated financial statements as of and for the fiscal years ended September 30, 2013 and 2014 were RMB2.12 million and RMB2.10 million (US$0.34 million), respectively.

(b)   Audit - Related Fees.

The aggregate fees billed for the years ended September 30, 2013 and 2014 for professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP for the performance of agree-upon procedures for the quarterly financial statements during the year ended September 30, 2013 and 2014were US$0.03 million and US$0.03 million, respectively.

(c) Tax Fees.

We did not enter into any engagement during the fiscal years ended September 30, 2013 or 2014 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d) All Other Fees.

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal years ended September 30, 2013 and 2014.

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

ITEM 16E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.       CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not Applicable.

ITEM 16G.       CORPORATE GOVERNANCE.

As a foreign private issuer (“FPI”) whose securities are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of the requirements of the NASDAQ Marketplace Rules (the “NASDAQ Rules”) pursuant to NASDAQ Rule 5615, which provides for an exemption from compliance with the NASDAQ Rule 5600 Series. We have provided to NASDAQ the necessary documentation to afford the Company these exemptions. See Item 6, Subpart C – Summary of Significant Differences in Corporate Governance Procedures for purposes of Rule 5615 of the NASDAQ Marketplace Rules.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

•	Origin Agritech Limited’s consolidated financial statements (Page F1 to F36 )

•	Shijiazhuang Liyu Technology Development Co., Ltd.’s financial statements as required under Rule 3-09 of Regulation S-X (Page F37 to F51 )

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit
Number	Description
1.1	Memorandum and Articles of Association of Origin Agritech Limited re-registered under the new Business Companies Act of the British Virgin Islands as of July 10, 2006 (Incorporated by reference to Exhibit 1.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006.

4.1	2005 Performance Equity Plan (Incorporated by reference to Annex D of the proxy statement/prospectus included in our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 27, 2005).

4.2	2009 Performance Equity Plan (Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (file no. 333-166226) filed with the Securities and Exchange Commission on April 22, 2010).

4.3	Technical Service Agreement between Origin Biotechnology and Beijing Origin (Incorporated by reference to Exhibit 10.14 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.4	Technical Service Agreement between Origin Biotechnology and Henan Origin (Incorporated by reference to Exhibit 10.15 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.5	Technical Service Agreement between Origin Biotechnology and Changchun Origin (Incorporated by reference to Exhibit 10.16 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.6	Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.17 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.7	Technology Transfer Agreement between Henan Agriculture University and Beijing Origin (YuYu22) (Incorporated by reference to Exhibit 10.27 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.8	Joint Development agreement with Corn Research Institute of Li County (1st Agreement) (Incorporated by reference to Exhibit 10.28 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.9	Joint Development Agreement with Corn Research Institute of Li County (2nd Agreement) (Incorporated by reference to Exhibit 10.29 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005).

4.10	Form Equity Transfer Agreement between Beijing Origin and shareholders of Denong Zhengcheng Seed Co., Ltd. pursuant to which Beijing Origin acquired 52.21% equity interest in Denong Zhengcheng Seed Co., Ltd. dated as of January 16, 2006 (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006),

4.11	Equity Transfer Agreement between Beijing Origin and Jilin Academy of Agriculture Science dated as of December 6, 2005 (Incorporated by reference to Exhibit 4.17 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.12	Equity Transfer Agreement between Beijing Origin and China National Center for Biotechnology Development dated as of December 28, 2004 (Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.13	New Corn Seed Liyu 35 Joint Development Agreement between Beijing Origin and Shijiazhuang Liyu Technology Development Co., Ltd. dated as of March 30, 2006 (Incorporated by reference to Exhibit 4.20 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006).

4.14	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 31, 2002 (Incorporated by reference to Exhibit 4.21 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.15	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 9, 2003 (Incorporated by reference to Exhibit 4.22 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.16*	2014 Performance Equity Plan.

8.1*	List of Subsidiaries

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its reports on the Registrant’s consolidated financial statements for fiscal years ended 2012, 2013 and 2014 and the effectiveness of the Registrant’s internal control over financial reporting as of September 30, 2014, and Shijiazhuang Liyu Technology Development Co., Ltd.’s financial statements for fiscal years ended 2012 and 2013 into Registrant's Registration Statements on Form S-8 (#333-166226 and #333-166236)

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: January 12, 2015	ORIGIN AGRITECH LIMITED

/S/ Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Origin Agritech Limited

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities (the “Company”) as of September 30, 2013 and 2014 and the related consolidated statements of income and comprehensive income, equity and cash flows for the years ended September 30, 2012, 2013 and 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2013 and 2014, and the results of its operations and its cash flows for the years ended September 30, 2012, 2013 and 2014, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Tread way Commission (COSO) and our report dated January 12, 2015 expressed an unqualified opinion thereon.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

January 12, 2015

ORIGIN AGRITECH LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except number of share and per share data)

	September 30,
	2013	2014	2014
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	131,978	46,268	7,520
Restricted cash (note 3; note 13)	-	15,670	2,547
Accounts receivable, less allowance for doubtful amounts of RMB12,110and RMB5,881as of September 30, 2013 and 2014, respectively (note 4)	1,949	1,021	166
Due from related parties (note 3)	3,400	2,698	439
Advances to suppliers (note 5)	9,768	17,751	2,885
Advances to growers	58,473	20,759	3,374
Inventories (note 6)	470,811	516,368	83,928
Income tax recoverable (note 18)	1,163	48	8
Other current assets (note 7)	7,000	4,368	710
Total current assets	684,542	624,951	101,577
Restricted cash (note 13)	14,350	-	-
Land use rights, net (note 8)	33,205	31,799	5,169
Plant and equipment, net (note 9)	354,735	338,526	55,022
Equity investments (note 10)	24,894	18,721	3,043
Goodwill (note 2)	11,973	11,973	1,946
Acquired intangible assets, net (note 11)	23,117	34,891	5,671
Other assets (note 12)	11,256	4,009	652
Total assets	1,158,072	1,064,870	173,080
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (note 13)	205,000	225,000	36,570
Current portion of long-term borrowings (note 13)	16,500	33,805	5,495
Accounts payable	4,590	4,525	736
Due to growers	37,875	17,943	2,916
Due to related parties (note 3)	1,530	11,711	1,903
Advances from customers	371,571	324,645	52,766
Deferred revenues	22,069	19,029	3,093
Income tax payable (note 18; note 21)	39,060	-	-
Other payables and accrued expenses (note 14)	53,783	67,953	11,045
Total current liabilities	751,978	704,611	114,524
Long-term borrowings (note 13)	64,819	31,023	5,042
Other long-term liability (note 15)	21,030	19,649	3,194
Total liabilities	837,827	755,283	122,760
Commitments and contingencies (note 21)

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 24,016,163 and 24,016,163 shares issued as of September 30, 2013 and 2014; 22,905,926 and 22,738,541 shares outstanding as of September 30, 2013 and 2014, respectively)	-	-	-
Additional paid-in capital	399,564	400,888	65,158
Accumulated deficit	(93,473)	(103,000)	(16,741)
Treasury stock at cost (1,110,237 and 1,277,622 shares as of September 30, 2013 and 2014, respectively) (note 17)	(35,659)	(37,445)	(6,086)
Accumulated other comprehensive loss	(4,390)	(4,446)	(721)
Total Origin Agritech Limited shareholders’ equity	266,042	255,997	41,610

Non-controlling interests	54,203	53,590	8,710
Total equity	320,245	309,587	50,320

Total liabilities and equity	1,158,072	1,064,870	173,080

 The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except number of share and per share data)

	Year ended September 30,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Revenues	552,111	481,694	414,891	67,521
Cost of revenues	(387,783)	(315,082)	(301,148)	(49,010)
Gross profit	164,328	166,612	113,743	18,511
Operating expenses
Selling and marketing	(56,437)	(55,375)	(58,972)	(9,597)
General and administrative	(77,585)	(66,153)	(46,428)	(7,556)
Research and development	(37,629)	(42,162)	(40,377)	(6,571)
Other income, net	3,852	15,241	7,555	1,229
Total operating expenses, net	(167,799)	(148,449)	(138,222)	(22,495)

Income(loss) from operations	(3,471)	18,163	(24,479)	(3,984)

Interest expense	(4,029)	(11,326)	(19,743)	(3,213)
Share of net income (loss) of equity investments	4,030	5,161	(776)	(126)
Loss on disposal of an equity method investment	-	-	(1,498)	(244)
Loss on disposal of a subsidiary	-	-	(2,623)	(427)
Interest income	2,547	1,776	596	97
Income (loss) before income taxes	(923)	13,774	(48,523)	(7,897)

Income tax (expense)benefits(note 18)
Current	(589)	(2,707)	(677)	(110)
Deferred	(1273)	(1,755)	-	-
Reversal of contingent tax liability	-	-	39,060	6,357
Income tax (expense) benefits	(1,862)	(4,462)	38,383	6,247

Net income (loss)	(2,785)	9,312	(10,140)	(1,650)
Less: Net income (loss) attributable to non-controlling interests	(1,351)	1,818	(613)	(100)

Net income (loss) attributable to Origin Agritech Limited	(1,434)	7,494	(9,527)	(1,550)
Other comprehensive income (loss)
Net income (loss)	(2,785)	9,312	(10,140)	(1,650)
Foreign currency translation difference	117	1,890	(56)	(9)
Comprehensive income (loss)	(2,668)	11,202	(10,196)	(1,659)
Less: Comprehensive income (loss) attributable to non-controlling interests	(1,351)	1,818	(613)	(100)
Comprehensive income (loss) attributable to Origin Agritech Limited	(1,317)	9,384	(9,583)	(1,559)

Net income (loss) attributable to Origin Agritech Limited per share - basic (note 19)	(0.06)	0.32	(0.42)	(0.07)

Net income (loss) attributable to Origin Agritech Limited per share - diluted (note 19)	(0.06)	0.32	(0.42)	(0.07)

Shares used in calculating basic net income (loss) per share	23,382,812	23,259,127	22,743,853	22,743,853

Shares used in calculating diluted net income (loss) per share	23,382,812	23,278,443	22,743,853	22,743,853

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except number of share and per share data)

	Equity attributable to Origin Agritech Limited
					Accumulated
			Additional	Accumulated	Other		Non-
	Common stock		Paid-in	Earnings	Comprehensive	Treasury	controlling	Total
	Shares	Amount	Capital	(Deficit)	Income (Loss)	Stock	Interests	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of September 30, 2011	23,382,812	-	394,344	(99,533)	(6,397)	(29,377)	26,774	285,811

Net loss for the year	-	-	-	(1,434)	-	-	(1,351)	(2,785)
Share-based compensation expense	-	-	3,327	-	-	-	-	3,327
Capital injection from a non-controlling shareholder	-	-	-	-	-	-	29,400	29,400
Disposal of non-controlling interest in a subsidiary	-	-	-	-	-	-	(2,438)	(2,438)
Translation adjustments	-	-	-	-	117	-	-	117
Balance as of September 30, 2012	23,382,812	-	397,671	(100,967)	(6,280)	(29,377)	52,385	313,432

Net income for the year	-	-	-	7,494	-	-	1,818	9,312
Issuance of restricted share	134,500	-	-	-	-	-	-	-
Share repurchased	(611,386)	-	-	-	-	(6,282)	-	(6,282)
Share-based compensation expense	-	-	1,893	-	-	-	-	1,893
Translation adjustments	-	-	-	-	1,890	-	-	1,890
Balance as of September 30, 2013	22,905,926	-	399,564	(93,473)	(4,390)	(35,659)	54,203	320,245

Net loss for the year	-	-	-	(9,527)	-	-	(613)	(10,140)
Share repurchased	(167,385)	-	-	-	-	(1,786)	-	(1,786)
Share-based compensation expense	-	-	1,324	-	-	-	-	1,324
Translation adjustments	-	-	-	-	(56)	-	-	(56)
Balance as of September 30, 2014	22,738,541	-	400,888	(103,000)	(4,446)	(37,445)	53,590	309,587

In US$ @ 6.1525		-	65,158	(16,741)	(721)	(6,086)	8,710	50,320

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Operating activities:
Net income (loss) attributable to Origin Agritech Limited	(1,434)	7,494	(9,527)	(1,549)
Adjustments to reconcile net income(loss) to net cash provided by operating activities:
Depreciation and amortization	19,541	28,164	28,524	4,636
Loss (gain) on disposal of plant and equipment	1,401	(4,505)	943	153
Gain on disposal of a land use right	(825)	-	-	-
Loss on liquidation of a subsidiary	1,814	-	-	-
Loss on disposal of a subsidiary	-	-	2,623	427
Loss on disposal of an equity method investment	-	-	1,498	244
Allowance for doubtful account	4,038	5,358	15	2
Provision for inventories	27,453	38,561	21,984	3,574
Deferred income tax assets	1,273	1,755	-
Non-controlling interests	(1,351)	1,818	(613)	(100)
Share-based compensation expense	3,327	1,893	1,324	215
Share of net (income)loss of equity method investments	(4,030)	(5,161)	776	126
Changes in operating assets and liabilities:
Accounts receivable, net	(4,486)	(242)	914	149
Due from related parties	3,101	(1,318)	702	114
Advances to growers	(9,571)	29,721	37,714	6,130
Advances to suppliers	4,616	(27)	(7,983)	(1,298)
Inventories	(102,230)	(226,828)	(67,541)	(10,979)
Income tax recoverable	(4)	996	1,114	181
Other current assets	48,648	9,574	1,824	296
Other assets	14,394	3,135	7,247	1,178
Accounts payable	(709)	(441)	(65)	(11)
Due to growers	(3,643)	33,571	(19,933)	(3,240)
Due to related parties	1,041	(1,239)	10,181	1,655
Advances from customers	37,111	(63,473)	(46,926)	(7,627)
Income tax payable	-	-	(39,060)	(6,349)
Deferred revenues	3,431	(1,174)	(3,040)	(494)
Other long-term liabilities	21,810	(780)	(1,380)	(224)
Other payables and accrued expenses	17,997	(2,961)	(6,954)	(1,130)

Net cash provided by (used in) operating activities	82,713	(146,109)	(85,639)	(13,921)

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(In thousands)

	Year ended September 30,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Investing activities:
Proceeds from disposal of equity investment	-	-	900	146
Dividends received	2,100	2,700	3,000	488
Proceeds from disposal of a subsidiary, net of cash disposed	-	-	11,980	1,947
Purchase of plant and equipment	(104,214)	(63,282)	(10,502)	(1,707)
Proceeds from disposal of land use right	1,140	-	-	-
Proceeds from disposal of plant and equipment	5,495	7,875	6,174	1,004
Deposits for purchase of acquired technology and land use rights	-	(5,781)	-	-
Deposits for purchase of plant and equipment	(43,874)	(5,470)	-	-
Purchase of land use rights	(431)	(1,829)	(673)	(109)
Purchase of intangible assets	(3,599)	(2,492)	(11,440)	(1,859)
Net cash used in investing activities	(143,383)	(68,279)	(561)	(90)

Financing activities:
Restricted cash	-	(14,350)	(1,320)	(215)
Proceeds from short-term borrowings	105,000	274,000	305,000	49,574
Repayment of short-term borrowings	(90,000)	(99,000)	(285,000)	(46,323)
Proceeds from long-term borrowings	39,000	37,319	-	-
Repayment of long-term borrowings	-	-	(16,500)	(2,682)
Repurchase of common stock	-	(6,282)	(1,786)	(290)
Capital injection from a non-controlling shareholder	29,400	-	-	-
Net cash provided by financing activities	83,400	191,687	394	64

Net increase (decrease) in cash and cash equivalents	22,730	(22,701)	(85,806)	(13,947)
Cash and cash equivalents, beginning of year	129,942	152,789	131,978	21,451
Effect of exchange rate changes on cash and cash equivalents	117	1,890	96	16
Cash and cash equivalents, end of year	152,789	131,978	46,268	7,520

Supplemental disclosures of cash flow information:
Refund of income taxes	-	-	586	95

Income taxes paid	589	1,711	148	24

Interest paid, net of interest capitalized	4,029	11,326	19,743	3,209

Supplemental disclosure of non-cash investing activities:
Disposal of assets in lieu of payment for liabilities	1,814	-	-	-

Proceeds from disposal of equity investment	-	-	900	146

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Origin Agritech Limited (“Agritech”), incorporated under the laws of the British Virgin Islands, and its subsidiaries and variable interest entities (together, the “Company”) are principally engaged in hybrid crop seed development, production and distribution. As of September 30, 2014, details of the Company’s subsidiaries and variable interest entities are as follows:

	Date of	Place of	Percentage
	Incorporation	Incorporation	of	Principal
Name	or Establishment	or Establishment	Ownership	Activity

Subsidiaries:
State Harvest Holdings	October 6, 2004	British Virgin	100%	Investment
Limited(“State Harvest”)		Islands		holding

Beijing Origin State Harvest	December 1, 2004	People’s Republic	100%	Hybrid seed
Biotechnology Limited		of China (“PRC”)		technology
(“BioTech”)				development

Variable interest entity:
Beijing Origin Seed Limited (note (i))	December 26, 1997	PRC	-	Hybrid crop seed
(“Beijing Origin”)				development,
production and
distribution

Subsidiaries held by Beijing Origin:
Henan Origin Cotton Technology	March 2, 2001	PRC	92.04%	Hybrid crop seed
Development Limited (note (i))				development,
(“Henan Cotton”)				production and
distribution

Changchun Origin Seed Technology	April 29, 2003	PRC	99.83%	Hybrid crop seed
Development Limited (note (i))				development,
(“Changchun Origin”)				production and
distribution

Linze Origin Seed Limited	November 18, 2008	PRC	100%	Hybrid crop seed
(note (i))				development,
production and
distribution

Xinjiang Originbo Seed Company	July 13, 2011	PRC	51%	Hybrid crop seed
Limited (“Xinjiang Origin”) (note (i))				development,
production and
distribution

Denong Zhengcheng Seed Limited	June 21, 2000	PRC	98.58%	Hybrid seed
(“Denong”)				development,
production and
distribution

Note (i):	Beijing Origin Seed Limited, Henan Origin Cotton Technology Development Limited, Changchun Origin Seed Technology Development Limited, Linze Origin Seed Limited and Xinjiang Originbo Seed Company Limited are collectively referred to as “Beijing Origin”.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

Reorganization of State Harvest prior to the share exchange transaction with Chardan China Acquisition Corp. (“Chardan”)

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

Through the contractual agreements described above, State Harvest is deemed the sole beneficiary of Beijing Origin resulting in Beijing Origin being deemed a subsidiary of State Harvest under the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810-10-05. The agreements described above provided for effective control of Beijing Origin to be transferred to State Harvest at December 25, 2004. Neither State Harvest nor BioTech had any operating activity prior to entering into the consignment agreements with Beijing Origin. In substance, State Harvest has substantially all the same shareholders of Beijing Origin. This transaction has been accounted for on a basis similar to reorganization between entities under common control. Accordingly, State Harvest’s consolidated financial statements are prepared by including the consolidated financial statements of Beijing Origin through December 24, 2004, and subsequently the Company’s consolidated financial statements include the financial statements of State Harvest, its majority owned subsidiary and Beijing Origin through the date of the Share Exchange Transaction.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

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

Whether or not a stock consignment agreement is terminated depends on the consensus of our Board and the consignees. Any such termination could result in a possible loss of certain rights or assets held by us without receiving fair value in return.The stock consignment agreements relating to our control of the stock of our PRC operating subsidiaries may be terminated after three years upon mutual agreement between us and the consignees. Holding this amount of stock will allow these officers to control or greatly influence the selection of directors and matters submitted to a vote of our shareholders, including voting to terminate the stock consignment agreements.

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

The revenues of the Company has been generated from the VIE and its subsidiaries for the year ended September 30, 2012, 2013 and 2014 are 96.41%, 100% and 100%, respectively. The VIE and its subsidiaries also account for 95.30% and 97.11% of the total assets of the Company as at September 30, 2013 and 2014, respectively.

Disposal of a subsidiary during the year

On June 14, 2014, BioTech entered into an agreement with two third party individuals to dispose all its equity interests of Shandong Kunfeng Biochemical Limited (“Kunfeng”) at a consideration of RMB12 million. The disposal of Kunfeng was completed on June 18, 2014 and Kunfeng was derecognized as a subsidiary of the Company accordingly.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

Disposal of a subsidiary during the year - Continued

Loss on disposal of a subsidiary included in the consolidated statement of income and comprehensive income for the year ended September 30, 2014:

RMB

Net liabilities and amounts due from Kunfeng at the date of disposal attributable to Origin Agritech Limited	14,623

Less: Consideration satisfied by cash	(12,000)

Loss on disposal of a subsidiary	2,623

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Convenience translation into United States dollars

The consolidated financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2014 of RMB6.1525 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include inventory valuation, account receivable valuation, useful lives of plant and equipment and acquired intangible assets, the valuation allowance for deferred income tax assets, valuation of goodwill, valuation of long-lived assets and share-based compensation expense. Actual results could differ from those estimates.

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

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Inventories- Continued

The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

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

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the less or at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no capital leases for any of the periods presented.

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

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Goodwill– Continued

The carrying amount of the goodwill at September 30, 2013 and 2014 represents the cost arising from the business combinations in previous years and no impairment on goodwill was recognized for any of the periods presented for the Company. The movement for goodwill is as follow:

	September 30,
	2012	2013	2014
	RMB	RMB	RMB

Balance at beginning of year	11,973	11,973	11,973
Additions	-	-	-
Written off	-	-	-

	11,973	11,973	11,973

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

Trademarks, which have indefinite live are not amortized but are reviewed for impairment at least annually, at year end date, or earlier upon the occurrence of certain triggering events.

Equity investments

Equity method investment is accounted for using the equity method whereby they are initially recognized at cost and thereafter, their carrying amount are adjusted for the Company’s share of the post-acquisition change in the net assets of equity method investments less impairment losses, if any. The dividend received was accounted for as a reduction in equity investments.

Cost method investment is stated at cost less impairment loss, if any.

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

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

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

The Company received several financial supports from various levels of the government. At fiscal years ended 2013 and 2014, the Company received government subsidies of RMB16,105 and RMB7,607, respectively for R&D and others. Government subsidies recognized as other income in the statement of income for the years ended September 30, 2012, 2013 and 2014, were RMB3,846, RMB4,759 and RMB2,764, respectively.

Cost of revenues

Cost of revenues consists of expenses directly related to sales, including the purchase prices and development costs for seeds and, during the fiscal years ended September 30, 2013and 2014, agricultural chemical products, depreciation and amortization, impairment of inventory, shipping and handling costs, salary and compensation, supplies, license fees, and rent.

Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

Advertising costs

Advertising costs are expensed when incurred and included in selling and marketing expenses. For the years ended September 30, 2012, 2013 and 2014, advertising costs were RMB9,102, RMB8,666 and RMB15,918, respectively.

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

For the years ended September 30, 2012, 2013 and 2014, shipping and handling cost included in selling and marketing expenses were RMB11,446, RMB13,313, and RMB9,561 respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Borrowing cost

Borrowing costs attributable directly to the acquisition, construction or production of qualifying assets which require a substantial period of time to be ready for their intended use or sale, are capitalized as part of the cost of those assets. Income earned on temporary investments of specific borrowings pending their expenditure on those assets is deducted from borrowing costs capitalized. All other borrowing costs are recognized in interest expenses in the statement of income and comprehensive income in the period in which they are incurred.

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

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

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

Share-based compensation

The Company adopts FASB ASC 718-10. ASC 718-10 requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period

Fair value measurement

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

Working capital deficit and management’s plan

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net income (losses) of RMB(2,785) and RMB9,312 and RMB(10,140) in the years ended September 30, 2012, 2013 and 2014, respectively, and the net cash provided by (used in) operating activities was RMB82,713, RMB(146,109) and RMB(85,639) for the years ended September 30, 2012, 2013 and 2014, respectively. Working capital deficit was RMB67,436 and RMB79,660 as of September 30, 2013 and 2014, respectively. Accumulated deficit was RMB93,473 and RMB103,000 as of September 30, 2013 and 2014, respectively. The Company assesses its liquidity by its ability to generate cash to fund its operations, its ability to attract investors and its ability to borrow funds on favorable economic terms. Management believes that the Company can continue as a going concern in the next twelve months with cash generated from operating activities or financing activities.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recently issued accounting pronouncements

•	In July 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-11, Income Tax (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists. This ASU provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company believes that its adoption of ASU No. 2013-11 will not have any material impact on its consolidated financial statements.

•	In March 2014, the FASB issued ASU No. 2014-06, Technical Corrections and Improvements Related to Glossary Terms. The amendments in ASU No. 2014-06 relate to glossary terms and cover a wide range of Topics in the Codification. The amendments in this ASU represent changes to clarify the Master Glossary of the Codification, consolidate multiple instances of the same term into a single definition, or make minor improvements to the Master Glossary that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, the amendments will make the Master Glossary easier to understand, as well as reduce the number of terms appearing in the Master Glossary. The amendments in this ASU do not have transition guidance and is effective upon issuance. The adoption of ASU No. 2014-06 did not have any material impact on the Company’s consolidated financial statements.

•	In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in this ASU raise the threshold for a disposal to qualify as a discontinued operation and require that only a disposal of a component of an entity, or a group of components of an entity, that represents a strategic shift that has, or will have, a major effect on the reporting entity’s operations and financial results should be reported in the financial statements as discontinued operations. This ASU also provides guidance on the financial statement presentations and disclosures of discontinued operations and requires certain other disposals that do not meet the definition of a discontinued operation. The amendments in this ASU is effective for annual periods beginning on or after December 15, 2014 with early adoption permitted only for disposals that have not been previously reported.

The Company has early adopted the ASU No. 2014-08 to account for the disposal of Kunfeng as described in Note 1 for the year ended September 30, 2014. Under the amendments in this ASU, the disposal of Kunfeng is not qualified to be reported in discontinued operations as the disposal transaction did not represent a strategic shift that has or will have a major effect on the Company’s operations and financial results.

•	In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in the U.S. GAAP when it becomes effective. For public entities, this ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early application is not permitted. The Company is currently in the process of evaluating the impact that ASU No. 2014-09 will have on its consolidated financial statements and related disclosures.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

•	In June 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force). This ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. This ASU does not contain any new disclosure requirements. This ASU is effective for reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

•	In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements —Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. Currently, there is no guidance in the U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this ASU provide such guidance and should reduce diversity in the timing and content of footnote disclosures. The amendments in this ASU require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued).The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is evaluating the effects, if any, that the adoption of the amendments in this ASU will have on the disclosure of the consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related party relationships

Name of related parties	Relationship
Jilin Jinong Hi-tech Development Shares Co., Ltd. (“Jinong”)	Being a cost investment of the Company (note 10)
Shijiazhuang Liyu Technology Development Co., Ltd. (“Liyu”)	Being an equity investment of the Company prior to July 10, 2014 (note 10)
Henan Agriculture University	Being the non-controlling interest of Beijing Origin
Beijing Shihui Agriculture Ltd.	Being owned by close family members of the Company’s CEO
Neijiang Agriculture Institute	Being the non-controlling interest of Denong
Xinjiang Ginbo SeedsCenter	Being the non-controlling interest of Xinjiang Origin

(2)	Due from related parties

	September 30,
	2013	2014
	RMB	RMB

Henan Agriculture University(note (i))	2,000	1,000
Neijiang Agriculture Institute(note (ii))	500	191
Beijing Shihui Agriculture Ltd.(note (iii))	900	1,507

	3,400	2,698

Note (i):	The balance as of September 30, 2014 represented the advance from Origin to SK Wu Research Institute (through Henan Agriculture University) for its research operation, which is jointly sponsored by the provincial government of Henan Province and Origin.

Note (ii):	The balance as of September 30, 2014 represented the advance from Denong to Neijiang Agriculture Institute for its research operation.

Note (iii):	The balance as of September 30, 2014 represented the advance to Beijing Shihui Agriculture Ltd. for providing the network maintenance and software development services for the Company, which was on an arm’s length basis, and the services have not been completed as of September 30, 2014.

(3)	Due to related parties

	September 30,
	2013	2014
	RMB	RMB

Xinjiang Ginbo Seeds Center *	54	10,054
Companies controlled by the Company’s directors	1,325	1,461
Ex-shareholders of State Harvest	151	196

	1,530	11,711

* Xinjiang Origin, the subsidiary of the Company, has received a cash advance of RMB10,000 from Xinjiang Ginbo Seeds Center during the year ended September 30, 2014, which is unsecured, interest-free and repayable on demand

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(4)	Transactions with related parties

(a)	Sales to

	Year ended September 30,
	2012	2013	2014
	RMB	RMB	RMB

Jinong	8,319	-	-
	8,319	-	-

(b)	Purchases from

	Year ended September 30,
	2012	2013	2014
	RMB	RMB	RMB

Xinjiang Ginbo Seeds Center	2,788	-	-
Jinong	25,984	-	-

	28,772	-	-

(c)	Technology usage fees charged by

	Year ended September 30,
	2012	2013	2014
	RMB	RMB	RMB

Liyu	9,541	14,665	4,838
Neijiang Agriculture Institute	-	-	500

	9,541	14,665	5,338

The above amounts related to technology usage fees paid to certain related party research centers forthe exclusive right to use certain seed technologies.

(d)	Dividend received from

	Year ended September 30,
	2012	2013	2014
	RMB	RMB	RMB

Liyu	2,100	2,700	3,000

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(4)	Transactions with related parties - Continued

(e)	Assets pledge for a related party

On December 18, 2013, the Company entered into an assets pledge agreement with Beijing Shihui Agriculture Limited (”BeijingShihui”), a company based in Beijing, PRC that is owned by close family members of the Company’s of CEO. Under the agreement, the short term bank loans of RMB1.0 million of Beijing Shihui was secured by the Company’s restricted cash ofRMB1.32 million. The agreement terminated on December 18, 2014.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of trade receivables resulting from sales of products during the normal course of business.

Allowance for doubtful account is as follows:

	Year ended September 30,
	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of year	2,714	6,752	12,110
Additions	4,038	5,358	15
Reversal of recovered debts	-	-	(627)
Derecognition upon disposal of a subsidiary	-	-	(5,617)

Balance at end of year	6,752	12,110	5,881

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	September 30,
	2013	2014
	RMB	RMB

Purchases of materials	1,665	10,476
Prepayments for advertisement	4,636	3,660
Prepayments for transportation fee	2	64
Prepayments for operating lease	134	204
Prepayments for testing fee	307	238
Utility deposit	785	206
Deposits for research and development fee	1,416	1,998
Prepayment for seed usage fee	198	50
Others	625	855

	9,768	17,751

Advances to suppliers mainly represent deposits paid but related materials and services have not been provided to the Company.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

6.	INVENTORIES

Inventories consist of the following:

	September 30,
	2013	2014
	RMB	RMB
Work in progress and supplies	436,251	498,384
Finished goods	86,861	71,571
Provision	(52,301)	(53,587)

	470,811	516,368

As of September 30, 2013 and 2014, goods already delivered to customers but still recorded in finished goods, amounted to RMB11,376 and RMB10,373 respectively. As the Company does not recognize revenues until the selling prices of respective goods have been finalized with the customers, goods delivered to customers as mentioned above will only be recognized as cost of revenues when related revenues is recognized.

Provision for inventories is as below:

	Years ended September 30,
	2013	2014
	RMB	RMB

Balance at beginning of year	27,547	52,301
Additions	38,561	21,984
Write-off	(13,807)	(20,698)

Balance at end of year	52,301	53,587

7.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	September 30,
	2013	2014
	RMB	RMB

Advances to staff for business use	5,277	3,496
Deposits for rental	312	283
Deposits for land use right	167	-
Others	1,244	589

	7,000	4,368

8.	LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	September 30,
	2013	2014
	RMB	RMB
Land use rights	38,228	37,675
Accumulated amortization	(5,023)	(5,876)

Land use rights, net	33,205	31,799

Land use rights with net values of RMB14,676and RMB14,972 have been pledged as collateral for bank loans as of September 30, 2013 and 2014.Amortization expenses for the years ended September 30, 2012, 2013 and 2014 were RMB892, RMB942 and RMB1,027, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

9.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2013	2014
	RMB	RMB

Plant and building	252,842	252,837
Machinery and equipment	144,939	158,640
Furniture and office equipment	12,168	10,776
Motor vehicles	11,773	10,979
Total	421,722	433,232
Accumulated depreciation	(82,284)	(98,442)
Construction in progress	15,297	3,736
Plant and equipment, net	354,735	338,526

Included in plant and building with net values of RMB191,729 and RMB196,066 have been pledged for bank loans as of September 30, 2013 and 2014.

The depreciation expenses for the years ended September 30, 2012, 2013 and 2014 were RMB12,803, RMB22,262, and RMB21,832, respectively.

The interests amounted toRMB678, RMB nil and RMB nil, respectively, we recapitalized as borrowing cost in property, plant and equipment for the years ended September 30, 2012, 2013 and 2014.

Construction in progress mainly refers to the new office buildings, production lines and other production facilities under construction.

10.	EQUITY INVESTMENTS

Equity investments consist of the following:

	September 30,
	2013	2014
	RMB	RMB

Equity method investment	6,173	-
Cost method investment	18,721	18,721
	24,894	18,721

The Company owned 30% equity interest in Liyu and accounted for the investment in Liyu under the equity method. For the years ended September 30, 2012, 2013 and 2014, the Company recorded its pro-rata share of earnings (loss) in Liyu of RMB4,030,RMB5,161and RMB(776), respectively. The Company also received dividends of RMB2,100, RMB2,700 and RMB3,000 respectively from Liyu for each of the years ended September 30, 2012, 2013 and 2014. The dividend received was accounted for as a reduction in equity investments. On July 10, 2014, the Company has disposed all its equity interests at a consideration of RMB900, a loss of disposal of RMB1,498 was recorded in the statement of income and comprehensive income for the year ended September 30, 2014.

Jinong

As of September 30, 2011, the Company owned 23% equity interest in Jinong and accounted for equity method investment. In 2012, one shareholder of Jinong increased its investment in Jinong’s shares, thereby the equity interests held by the Company were reduced to 17.94%and the Company is considered to no longer have a significant influence on Jinong. Therefore, the investment in Jinong was accounted for the cost method investment as of September 30, 2013 and 2014

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

11.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	September 30,
	2013	2014
	RMB	RMB

Technology rights for licensed seeds	80,602	96,601
Distribution network	6,739	6,739
Others	4,976	6,416
	92,317	109,756
Accumulated amortization	(64,886)	(70,551)
Impairment provision	(4,314)	(4,314)
Acquired intangible assets, net	23,117	34,891

Amortization expenses for the years ended September 30, 2012, 2013 and 2014 were RMB5,846 RMB4,960and RMB 5,665, respectively.

No impairment provision has been charged for the years ended September 30, 2012, 2013 and 2014.

Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB

2015	5,937
2016	5,474
2017	4,545
2018	4,228
2019	2,511

Total	22,695

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights are amortized over an average usage period of 5 years and are charged to general and administrative expenses.

12.	OTHER ASSETS

Other assets consist of the following:

	September 30,
	2013	2014
	RMB	RMB

Prepaid lease	2,080	2,709
Deposits for purchase of plant and equipment	5,145	1,252
Deposits for purchase of seed usage right	4,000	-
Others	31	48

	11,256	4,009

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

13.	BORROWINGS

	September 30,
	2013	2014
	RMB	RMB

Short-term borrowings	205,000	225,000

Current portion of long-term borrowings	16,500	33,805

Long-term borrowings	64,819	31,023

Fiscal year 2014:

As of September 30, 2014, short-term borrowings were comprised of secured and unsecured bank loans of RMB75,000 and RMB150,000, respectively. A secured bank loan of RMB75,000, with an annual interest rate of 6.3%, is represented by the bank borrowing under Beijing Origin, which was secured by a land use right of RMB2,423(note 8) and plant and equipment of RMB33,651 (note 9).

On the other hand, unsecured short-term bank loans of RMB40,000are represented by the bank borrowings with an annual interest rate of 6.9% to 7.2% under Beijing Origin. These loans were guaranteed by CEO of the Company. While, the rest of unsecured short-term bank loans, amounting to RMB110,000 under Linze Origin were guaranteed by Beijing Origin. The annual interest rates of these loans were ranged from 6.0% to 7.2%.

As of September 30, 2014, long-term borrowings were comprised of secured and unsecured bank loans of RMB37,328 and RMB27,500, respectively. A secured bank loan of RMB25,023 is represented by the bank borrowing under Xinjiang Origin, which was secured by a land use right of RMB12,549(note 8) and plant and equipment of RMB162,415 (note 9).The annual interest rate was6.72%

Unsecured long-term bank loans of RMB27,500, with an annual interest rate from 7.04% to 7.315%, are represented by the bank borrowings under Xinjiang Origin, which were guaranteed by Beijing Origin and Xinjiang AiBiHu Agricultural Industrial Commercial Enterprise, which is an affiliate of Xinjiang Production and Construction Corps5th Division (“XPCC 5th Division”).

The current portion of the loan amounted to RMB33,805, which will be due within one year, is presented as “current portion of long-term borrowing” on the consolidated balance sheet as of September 30, 2014.

Fiscal year 2013:

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

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

13.	BORROWINGS- continued

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

Interest expense and weighted average interest rate for the years ended September 30, 2012, 2013 and 2014 were RMB4,029and 7.04%,RMB11,326and 6.26%,RMB19,743and 6.24%, respectively.

14.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,
	2013	2014
	RMB	RMB

Payable for purchase of plant and equipment	2,458	3,249
Payable for purchase of land use rights	920	620
Payable for purchase of construction-in-progress	2,214	16,932
Professional fee payable	2,170	1,575
Salaries and bonus payable	12,481	10,468
Accrued interest	1,826	1,827
Other taxes payable	821	773
Deposits from growers	4,084	2,832
Deposits from others	1,753	1,614
Payable for labor union, housing fund and education expenses	761	680
Loans from employees of Denong (note i)	310	310
Loans from third parties(note ii)	3,600	3,600
Deferred government subsidies	15,911	13,718
Others	4,474	9,755
	53,783	67,953

Note (i):	RMB310 were borrowed from employees of Denong with interest free, unsecured and have no fixed repayment terms at the years ended September 30, 2013and 2014 respectively.

Note (ii):	RMB3,600was borrowed from third party companies with interest free, unsecured and have no fixed repayment terms at the years ended September 30, 2013 and 2014, respectively.

15.	OTHER LONG-TERM LIABILITY

During the fiscal year 2011, the Company received government subsidies from the local PRC government for plant and equipment projects of RMB14 million (US$2.21million) and land use right of RMB10.90 million (US$1.72million). The non-current portion of such government subsidies are recorded as long-term liability for, which will be amortized over the estimated useful lives related to the plant and equipment and land use right.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

16.	SHARE OPTION PLANS

On November 8, 2005, the Company adopted the 2005 Performance Equity Plan (the “2005 Plan”) which allows the Company to offer a variety of incentive awards to employees to acquire up to 1,500,000 ordinary shares under the 2005 Plan. On April 22, 2010, the Company adopted the 2009 Performance Equity Plan (the “2009 Plan”) and is authorized to issue equity based awards for up to 1,500,000 ordinary shares to the Company’s employees and senior managements. The main purpose of the two plans is to provide an existing structure and renewable benefit plan for senior management and directors, employees and consultants.

Under the terms of the 2005 Plan, on November 8, 2005, options to purchase 974,000 ordinary shares at the price of US$8.75 per share were granted (“Tranche 1”), which all expired on November 8, 2010; on October 22, 2007 the Company granted its employees options to purchase 20,000 ordinary shares at the price of US$9.27 which all expired on October 22, 2012 (“Tranche 2”); on March 28, 2008 the Company granted its employees options to purchase 381,000 ordinary shares at the price of US$5.30 (“Tranche 3”); on June 16, 2008 the Company granted its employees options to purchase 10,000 ordinary shares at the price of US$6.64 (“Tranche 4”); and on January 4, 2010 the Company granted its employees options to purchase 125,000 ordinary shares at the price of US$12.23(“Tranche 5”). Under the terms of the2009 Plan, on January 3, 2011, the Company granted its employees options to purchase 120,000 ordinary shares at the price of US$10.84 (“Tranche 6”); and on January 3, 2012, the Company granted its employees options to purchase 365,000 ordinary shares at the price of US$2.55 (“Tranche 7”), and on January 2, 2013, the Company granted its employees options to purchase 360,000 ordinary shares at the price of US$1.44 (“Tranche 8”) Subject to the modifications discussed below, and on January 2, 2014, the Company granted its employees options to purchase 350,000 ordinary shares at the price of US$1.27 (“Tranche 9”), all the options have an expiration date that is 5 years from the date of grant and vest immediately or over a period of 1 to 5 years. 120,000 and 120,000options under the 2005 Plan and 840,000 and 1,190,000options under the2009 Plan were outstanding as of September 30, 2013 and 2014, respectively.

After the adjusted awards, all the option awards have an exercise price of USD 1.27 to USD 12.23 and expire 5 years from the date of grant and vest immediately or over a period of 1 to 5 years.

On December 28, 2012 and March 22, 2013, the compensation committee of the Board of Directors approved the substitution of restricted stock for outstanding grants under Tranche 3 and Tranche 4 that no longer offer the kind of incentive opportunity originally sought for valued employees (total 21 employees) given the fall in the market price of the ordinary shares of the Company during recent years. The revised terms of the stock options were accounted for as a modification in accordance with ASC 718-20.For the purpose of determining the amount of any incremental share-based compensation cost that may have resulted from the modification of the exercise prices, the Company compared the fair value of modified awards and that of the original awards, both estimated at the date of the modification and determined that none of the modifications required the recognition of additional share-based payment expense.

During the fiscal years ended September 30, 2013 and 2014, no options were exercised.

For the options outstanding at September 30, 2013 and 2014, the weighted average remaining contractual lives are 3.27 and 2.80 years, respectively.

The Company recorded share-based compensation expense of RMB3,327, RMB1,893 and RMB1,324for the years ended September 30, 2012, 2013 and 2014 respectively. As of September 30, 2013 and 2014, there were RMB385 and RMB322 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the 2009 Plan. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 0.61 year.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

16.	SHARE OPTION PLANS- Continued

A summary of the share option activity under the 2005 and 2009 Plans is as follows:

	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7	Tranche 8	Tranche 9

Grant date	March 28, 2008	June 16, 2008	January 4, 2010	January 3, 2011	January 3, 2012	January 2, 2013	January 2, 2014

Options outstanding as of October 1, 2012	124,500	10,000	120,000	115,000	365,000	-
Number of options granted	-	-	-	-	-	360,000
Options exercised	(124,500)	(10,000)	-	-	-	-
Options expired		-	-		-	-

Options outstanding as of September 30, 2013	-	-	120,000	115,000	365,000	360,000
Number of options granted	-	-	-	-	-		350,000
Options cancelled/expired			-	-	-	-	-
Outstanding as of September 30, 2014	-	-	120,000	115,000	365,000	360,000	350,000

Options vested and exercisable
At September 30, 2013	-	-	120,000	115,000	365,000	360,000

At September 30, 2014	-	-	120,000	115,000	365,000	360,000	350,000

Weighted average fair value at the grant date (USD)	2.69	3.42	7.20	6.08	1.45	0.76	0.65

The fair value of each option granted is estimated on the date of grant using the Black-Scholes OptionPricing Model:

	Tranche3*	Tranche4	Tranche 5	Tranche 6	Tranche 7	Tranche 8	Tranche 9

Exercise price (USD)	5.30	6.64	12.23	10.84	2.55	1.44	1.27
Average risk-free interest rate	2.51%	3.73%	1.66%	1.03%	0.40%	0.37%	0.76%
Expected option life (year)	2.7	2.9	3	3	3	3	3
Volatility rate	78.17%	77.27%	92.81%	88.03%	90.30%	81.98%	79.20%
Dividend yield	-	-	-	-	-	-	-

*	Tranche 3 consists of different vesting structures. The expected option life and fair value presented above are weighted average numbers.

The aggregate intrinsic value as of September 30, 2013 and 2014 is USD nil and USD 571 respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

17.	TREASURYSTOCK

During the year ended September 30, 2007, the Company repurchased 498,851 common stock of the Company with a total cost of RMB29,377 under the approval of the Board of Directors. In February 2013, the board of directors approved a share repurchase program for open market and negotiated transactions for a 12 month period in the amount of USD 5 million, under which 611,386 and 167,385 shares with a total cost of RMB6,286 and RMB1,786were bought in the NASDAQ market during the year ended September 30, 2013 and 2014, respectively, in compliance with U.S. securities laws. The Company recorded the entire purchase price of the treasury stock as a reduction of equity.

18.	INCOME TAXES

Agritech and its subsidiary, State Harvest are incorporated in the British Virgin Islands and are exempted from the income tax under the laws of the British Virgin Islands. State Harvest’s subsidiary and State Harvest’s variable interest entity, Beijing Origin and its majority owned subsidiaries (together, the “PRC entities”) were incorporated in the PRC and governed by the PRC laws.

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

Preferential tax treatment of Beijing Origin as “high technology” company (High-tech Status) from October 28, 2011 to October 27, 2014 has been granted by the relevant tax authorities. Beijing Origin is entitled to a preferential tax rate of 15% which is subject to annual review. As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2012, 2013 and 2014 are 15%.Xinjiang Origin is entitled to a preferential tax of 2 years exemption and 3 years of half EIT from January 1, 2012 and December 21, 2016 in accordance with Cai Shui [2011] No. 53 and Cai Shui [2011] No. 60 issued by the PRC State Administration of Taxation and Xin Cai Fa Shui [2011] No. 51 issued by the Xinjiang Local Taxation Bureau. Xinjiang Origin is currently in the status of ‘half EIT’ for the year ended September 30, 2014.

Had all the above tax holidays and concessions not been available, the tax charges would have been higher (lower) by RMB2,012, RMB4,055 and RMB(750), and the basic net income (loss) per share would have been lower (higher) by RMB(0.16), RMB0.17and RMB(0.01) for the years ended September 30, 2012, 2013 and 2014, respectively. The diluted net income (loss) per share for the years ended September 30, 2012, 2013 and 2014 would have been lower (higher) by RMB(0.16), RMB0.17 and RMB(0.01), respectively.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2014, the management considered that the Company had no uncertain tax positions affected its consolidated financial position. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

18.	INCOME TAXES - Continued

The provision for income taxes expenses consists of the following:

	Year ended September 30,
	2012	2013	2014
	RMB	RMB	RMB

Current	589	2,707	677
Deferred	1,273	1,755	-
Reversal of contingent tax liability	-	-	(39,060)

	1,862	4,462	(38,383)

The principal components of the deferred income tax assets are as follows:

	September 30,
	2013	2014
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	19,117	18,214
Impairment on inventory	10,946	10,626
Others	8,755	11,344

Non-current deferred income tax assets	38,818	40,184
Valuation allowances	(38,818)	(40,184)

Net non-current deferred income tax assets	-	-

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2013 and 2014.

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

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely. The expiration period of unused tax losses is as follows:

	Year ended September 30,
	2013	2014
	RMB	RMB
Calendar year ending,
2014	-	-
2015	10,997	10,278
2016	15,141	53,105
2017	24,807	21,254
2018	14,067	5,290

	65,012	89,927

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

18.	INCOME TAXES - Continued

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended September 30,
	2012	2013	2014
	%	%	%

Statutory rate	25	25	25
Effect of preferential tax treatment	218	(30)	(2)
Effect of different tax jurisdiction	(156)	10	(3)
Permanent book-tax difference	1,757	(4)	9
Change in valuation allowance	(2,078)	76	(2)
Utilization of tax loss previously not recognized	-	(43)	-
Under/(Over) provision in prior year	32	(2)	(29)
Reversal of contingent tax liability			90

Effective income tax rate	(202)	32	88

Reversal of contingent tax liability for the year

In previous years, the Company assessed the contingent tax liability that might arise from the share exchange transaction with Chardan and considered such contingent tax liabilities as more-likely-than-not. As of September 30, 2013, a contingent tax liability of RMB39,060 including late payment penalty and interest was included in the income tax payable in the accompanying consolidated balance sheet. The Company did not expect to incur tax liabilities at the higher end of the range which were estimated to be in the range RMB39,060 to RMB64,218, based on the information previously available.

In 2009, the Company reviewed the contingent tax position. On September 23, 2010, the Company filed a revised 2005 tax return (the “Revised Return”) to the United States Internal Revenue Service (the “IRS”), to modify and supplement the previously filed tax return regarding this tax liability. The timeline for the IRS to question on the tax return and assess additional tax due is generally three years.

For the period from the filing date of the Revised Return (i.e., September 23, 2010) to September 30, 2014, the IRS did not enquire of the Company or Chardan to clarify the redomestication transaction reflected in the Revised Return. The Company believes that Chardan paid all necessary and required U.S. federal income tax arising out of the Chardan redomestication. The Company also believes that the time limit for the IRS to assess any additional income tax expired at September 23, 2013,by reason of the expiration of the statute of limitations. The management considered not practical to complete a detail independent reassessment in order to obtain sufficient evidence to support a potential change of tax position in a short period of time, given that no additional evidence is obtained during the year ended September 30, 2013, the Company considered to retain the contingent tax liability in the balance sheet as of September 30, 2013. During the year ended September 30, 2014, the Company has completed an independent review to assess the tax position as of September 30, 2014 and concluded that the three years statute of limitations has expired. As a result, the Company concludes that there is no justification to continue to make a reserve in its accounts for the contingent tax liability of RMB39,060 in relation to the share exchange transaction. Accordingly, the contingent tax liability of RMB39,060 has been derecognized and recorded as a tax benefit in the statement of income and comprehensive income for the year ended September 30, 2014 due to the cessation of contingent taxable status.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

19.	INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Year ended September 30,
	2012	2013	2014
	RMB	RMB	RMB
Net income (loss) (numerator), basic and diluted	(1,434)	7,494	(9,527)

Shares (denominator):
Common stock outstanding	23,382,812	22,905,926	22,743,853
Weighted average common stock outstanding used in computing basic income per share	23,382,812	23,259,127	22,743,853

Add: Share options	-	19,316	-
Weighted average common stock outstanding used in computing diluted income per share	23,382,812	23,278,443	22,743,853

Net income (loss) per share-basic	(0.06)	0.32	(0.42)

Net income (loss) per share-diluted	(0.06)	0.32	(0.42)

For the year ended September 30, 2013, the effect of conversion and exercise of the Company’s outstanding options are included as their effect is dilutive. For the year ended September 30, 2012 and 2014, the effect of the outstanding options was anti-dilutive.

20.	EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB13,476,RMB15,184,and RMB16,212 for the years ended September 30, 2012, 2013 and 2014, respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. No appropriation has been made for the years ended September 30, 2012, 2013and 2014. There was no after-tax profit recorded in the PRC statutory accounts for 2014 and 2013. On the other hand, the amount set aside as of September 30, 2013 and 2014 were RMB24,789 and RMB24,789.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

21.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

As of September 30, 2013 and 2014, capital commitments for the purchase of long-term assets are as follows:

	September 30,
	2013	2014
	RMB	RMB

Equipment	17,417	7,457
Plant and building construction	156	85
Technology usage right	12,000	-

	29,573	7,542

(b)	Operating lease

The Company leased certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended September 30, 2012, 2013 and 2014 were RMB3,773, RMB4,568 and RMB3,185 respectively.

As of September 30, 2014, the Company was obligated under operating leases requiring minimum rental as follows:

RMB
Year ending September 30,

2015	2,533
2016	1,191
2017	911
2018	1,449
2019	940
Thereafter	6,222

13,246

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and borrowings are reasonable estimates of their fair value. All the financial instruments are for trade purposes. No level 2 or 3 fair value assessment has been made.

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

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

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

25.	SUBSEQUENT EVENTS

On November 3, 2014, the Company’s board of directors determined that the unsolicited non-binding proposal from Hunan Xindaxin Company Limited’s (“Xindaxin”) to acquire the Company for US$2.50 in cash per ordinary share of the Company, as set forth in Xindaxin’s preliminary non-binding proposal letter dated May 12, 2014 and as previously announced on May 13, 2014, was not in the best interests of the Company and its shareholders. Accordingly, the board of directors determined not to pursue further discussions with Xindaxin regarding the proposal.

On December 22, 2014 the Company adopted the 2014 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 5,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. In addition to current equity awards to the directors and officers, we plan to expand our equity awards to a broader range of employees in order to align our employee incentives towards the stock performance.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012, 2013 AND 2014

(In thousands, except number of share, per share data and unless otherwise stated)

26.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial statements of Origin Agritech Limited (the “parent company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the parent company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB109,651 and RMB109,651 as of September 30, 2013and 2014, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEET

	September 30
	2013	2014	2014
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4,332	671	109
Other receivables	3	3	-
Due from inter-companies	125,319	123,601	20,090
Total current assets	129,654	124,275	20,199
Investment in unconsolidated subsidiaries	189,216	145,500	23,649
Total assets	318,870	269,775	43,848

LIABILITIES AND EQUITY
Current liabilities
Due to related parties	1,460	1,459	236
Other payables and accrued expenses	13	14	2
Income tax payable	39,059	-	-
Total current liabilities	40,532	1,473	238
Long-term loan	12,296	12,305	2,000
Total liabilities	52,828	13,778	2,238
Total stockholders’ equity	266,042	255,997	41,610
Total liabilities and stockholders’ equity	318,870	269,775	43,848

26.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY- Continued

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year ended September 30,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Revenues	-	-	-	-
Cost of revenues	-	-	-	-
Operating expenses
Selling and marketing	-	-	-	-
General and administrative	(7,475)	(5,694)	(5,025)	(817)
Research and development	-	-	-	-
Other income, net	1,595	296	286	46
Loss from operations	(5,880)	(5,398)	(4,739)	(771)
Equity in earnings (loss) of unconsolidated subsidiaries	4,446	13,044	(43,579)	(7,082)
Interest income	-	-	-	-
Interest expense	-	(152)	(268)	(44)
Income (loss) before income taxes	(1,434)	7,494	(48,586)	(7,897)
Income tax (expense) benefits
Income tax expense	-	-	-
Reversal of contingent tax liability	-	-	39,059	6,348
Income tax (expense) benefits	-	-	39,059	6,348

Net income(loss)	(1,434)	7,494	(9,527)	(1,549)
Other comprehensive income (loss)
Foreign currency translation difference	117	1,890	(56)	(10)
Total comprehensive income (loss)	(1,317)	9,384	(9,583)	(1,559)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended September 30,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Net cash used in operating activities	(2,137)	(1,666)	(3,288)	(534)
Net cash provided by (used in) financing activities	3,327	7,907	(452)	(74)
Net increase in cash and cash equivalents	1,190	6,241	(3,740)	(608)
Cash and cash equivalents, beginning of year	1,099	1,991	4,332	704
Effect of exchange rate changes on cash and cash equivalents	(298)	(3,900)	79	13
Cash and cash equivalents, end of year	1,991	4,332	671	109

BASIS OF PRESENTATION

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of Origin Agritech Limited

We have audited the accompanying balance sheets of Shijiazhuang Liyu Technology Development Co., Ltd. (the “Company”) as of September 30, 2013 and the related statements of income and comprehensive income, equity and cash flows for the years ended September 30, 2012 and 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2013, and the results of its operations and its cash flows for the years ended September 30, 2012 and 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, The People’s Republic of China

January 22, 2014

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

BALANCE SHEETS

(In thousands, except number of share and per share data)

	As of September 30,	As ofJuly10,
	2013	2014	2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	12,294	5,114	831
Accounts receivable, less allowance for doubtful amounts of RMB520 and RMB520as of September 30, 2013 and July 10, 2014, respectively (note 4)	1,321	-	-
Advances to suppliers (note 5)	1,572	1,641	267
Total current assets	15,187	6,755	1,098
Plant and equipment, net (note 6)	6,737	6,246	1,015
Equity investments (note 7)	958	1,274	207
Intangible assets, net	1	1	-
Other assets (note 8)	600	900	146
Total assets	23,483	15,176	2,466

LIABILITIES AND EQUITY
Current liabilities
Deferred revenue	2,673	6,633	1,078
Other payables and accrued expenses	5	323	52
Total current liabilities	2,678	6,956	1,130

Commitments and contingencies (note 11)

Shareholders’ equity:
Paid-in capital	3,000	3,000	488
Retained earnings	17,805	5,220	848
Total shareholders’ equity	20,805	8,220	1,336

Total liabilities and equity	23,483	15,176	2,466

 The accompanying notes are an integral part of these financial statements.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except number of share and per share data)

	Year ended September 30,		Period from October 1, 2013 to July 10,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Revenue	19,038	27,125	-	-
Cost of sales	(5,542)	(8,100)	-	-
Gross profit	13,496	19,025	-	-

Operating expenses
Selling expense	(339)	(472)	-	-
General and administrative expense	(1,380)	(1,936)	(2,897)	(471)
Other income (expense), net	41	36	(2)	-

Total operating expenses, net	(1,678)	(2,372)	(2,899)	(471)

Income(loss) from operations	11,818	16,653	(2,899)	(471)
Share of net income of equity investments	132	525	316	51
Interest income	32	28	22	4

Income(loss) before income taxes	11,982	17,206	(2,561)	(416)

Income tax benefit (expense) (note 10)	1,452	-	(24)	(4)

Net income(loss) and comprehensive income (loss)	13,434	17,206	(2,585)	(420)

The accompanying notes are an integral part of these financial statements.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

STATEMENTS OF EQUITY

(In thousands, except number of share and per share data)

	Paid-in	Retained	Total
	Capital	Earnings	Equity
	RMB	RMB	RMB

Balance as of September 30, 2011	3,000	3,165	6,165
Net income for the year	-	13,434	13,434
Dividend paid	-	(7,000)	(7,000)
Balance as of September 30, 2012	3,000	9,599	12,599
Net income for the year	-	17,206	17,206
Dividend paid	-	(9,000)	(9,000)
Balance as of September 30, 2013	3,000	17,805	20,805
Net loss for the period from October 1, 2013 to July 10, 2014(Unaudited)	-	(2,585)	(2,585)
Dividend paid(Unaudited)	-	(10,000)	(10,000)
Balance as of July 10, 2014(Unaudited)	3,000	5,220	8,220

In US$ @ 6.1525(Unaudited)	488	848	1,336

The accompanying notes are an integral part of these financial statements.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,		Period from October 1, 2013 to July 10,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Operating activities:
Net income (loss)	13,434	17,206	(2,585)	(420)
Adjustments to reconcile net income(loss) to net cash provided by operating activities:
Depreciation and amortization	291	433	491	80
Loss on disposal of plant and equipment	10	1	-	-
Share of net income of equity investments	(132)	(525)	(316)	(51)
Changes in operating assets and liabilities:
Accounts receivable, net	(7)	(1,314)	1,321	215
Amount due from related party	(207)	297	-	-
Advances to suppliers	1,032	(1,488)	(69)	(11)
Other receivable	71	2	-	-
Other assets	(1,122)	2,199	(300)	(49)
Deferred revenues	(1,037)	(2,141)	3,960	644
Amount due to related party	900	(1,460)	-
Other payables and accrued expenses	1,000	(996)	318	51

Net cash provided by operating activities	14,233	12,214	2,820	459

Investing activities:
Purchase of plant and equipment	(620)	(4,621)	-	-
Proceeds from disposal of plant and equipment	80	-	-	-
Net cash used in investing activities	(540)	(4,621)	-	-

Financing activities:
Dividends paid to shareholders	(7,000)	(9,000)	(10,000)	(1,628)
Net cash used in financing activities	(7,000)	(9,000)	(10,000)	(1,628)

Net increase (decrease) in cash and cash equivalents	6,693	(1,407)	(7,180)	(1,169)
Cash and cash equivalents, beginning of year	7,008	13,701	12,294	2,000
Cash and cash equivalents, end of year/ period	13,701	12,294	5,114	831

Supplemental disclosures of cash flow information:
Income taxes paid	-	-	24	4

Interest paid	-	-	-	-

The accompanying notes are an integral part of these financial statements.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012 AND 2013 AND

FOR THE PERIOD FROM OCTOBER 1, 2013 TO JULY 10, 2014

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

Convenience translation into United States dollars

The financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on July 10, 2014 of RMB6.1528 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

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

Equity investments

Equity method investment is accounted for using the equity method whereby they are initially recognized at cost and thereafter, their carrying amount are adjusted for the Company’s share of the post-acquisition change in the net assets of equity method investments less impairment losses, if any. The dividend received was accounted for as a reduction in equity investments.

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

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012 AND 2013 AND

FOR THE PERIOD FROM OCTOBER 1, 2013 TO JULY 10, 2014

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- Continued

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the less or at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no capital leases for any of the periods presented.

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

Cost of revenues

Cost of revenues consists of expenses directly related to sales, including rent, breeding auxiliary materials, supplies and salary and compensation, during the fiscal years ended September 30, 2012 and2013 and the period from October 1, 2013 to July 10, 2014.

Research and development costs

Research and development costs relating to the development or improvement of new products (variety of crop seeds) and processes, are expensed as incurred. For the years ended September 30, 2012and 2013 and the period from October 1, 2013 to July 10, 2014, research and development costs were RMB5,542, RMB8,100 and RMB nil (unaudited), respectively.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012 AND 2013 AND

FOR THE PERIOD FROM OCTOBER 1, 2013 TO JULY 10, 2014

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- Continued

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis the Company records allowance for uncollectible accounts for this risk.

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

The Company also adopts FASB ASC 740-10-25 to provide criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize any additional liability for uncertain tax positions as a result of the implementation of FASB ASC740-10-25.

Recently issued accounting pronouncements

In July 2013, the FASB issued ASU 2013-11, Income Tax (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists. This ASU provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013.The Company believes that its adoption of ASU 2013-11 will not have any material impact on its financial statements.

In March 2014, the FASB issued ASU No. 2014-06, Technical Corrections and Improvements Related to Glossary Terms. The amendments in ASU No. 2014-06 relate to glossary terms and cover a wide range of Topics in the Codification. The amendments in this ASU represent changes to clarify the Master Glossary of the Codification, consolidate multiple instances of the same term into a single definition, or make minor improvements to the Master Glossary that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, the amendments will make the Master Glossary easier to understand, as well as reduce the number of terms appearing in the Master Glossary. The amendments in this ASU do not have transition guidance and is effective upon issuance. The adoption of ASU No. 2014-06 did not have any material impact on the Company’s financial statements.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012 AND 2013 AND

FOR THE PERIOD FROM OCTOBER 1, 2013 TO JULY 10, 2014

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- Continued

Recently issued accounting pronouncements - Continued

In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in this ASU raise the threshold for a disposal to qualify as a discontinued operation and require that only a disposal of a component of an entity, or a group of components of an entity, that represents a strategic shift that has, or will have, a major effect on the reporting entity’s operations and financial results should be reported in the financial statements as discontinued operations. This ASU also provides guidance on the financial statement presentations and disclosures of discontinued operations and requires certain other disposals that do not meet the definition of a discontinued operation. The amendments in this ASU is effective for annual periods beginning on or after December 15, 2014 with early adoption permitted only for disposals that have not been previously reported. The adoption of ASU No. 2014-08 did not have any material impact on the Company’s financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in the U.S. GAAP when it becomes effective. For public entities, this ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early application is not permitted. The Company is currently in the process of evaluating the impact that ASU No. 2014-09 will have on its financial statements and related disclosures.

In June 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force). This ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. This ASU does not contain any new disclosure requirements. This ASU is effective for reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on its financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements —Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. Currently, there is no guidance in the U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this ASU provide such guidance and should reduce diversity in the timing and content of footnote disclosures. The amendments in this ASU require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued).The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is evaluating the effects, if any, that the adoption of the amendments in this ASU will have on the disclosure of the financial statements.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012 AND 2013 AND

FOR THE PERIOD FROM OCTOBER 1, 2013 TO JULY 10, 2014

(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related party relationships

Name of related parties	Relationship
Shijiazhuang High-Tech Zone Yuanshen Science and Technology Co., Ltd.(“Shijiazhuang Yuanshen”)	Being an equity investment of the Company (note 7)
Beijing Origin Seed Limited	Being a shareholder of the Company

(2)	Transactions with related parties

(a)	Technology usage fee received from

	Year ended September 30,		Period from October 1, 2013 to July 10,
	2012	2013	2014
	RMB	RMB	RMB
	(Audited)	(Audited)	(Unaudited)

Beijing Origin Seed Limited	9,541	14,665	-
Shijiazhuang Yuanshen	-	1,460	-

	9,541	16,125	-

(b)	Dividend paid to

	Year ended September 30,		Period from October 1, 2013 to July 10,
	2012	2013	2014
	RMB	RMB	RMB
	(Audited)	(Audited)	(Unaudited)

Beijing Origin Seed Limited	2,100	2,700	3,000

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of trade receivables resulting from the technology usage fee charged to the customers during the normal course of business.

Allowance for doubtful account is as follows:

	Year ended September 30,		Period from October 1, 2013 to July 10,
	2012	2013	2014
	RMB	RMB	RMB
	(Audited)	(Audited)	(Unaudited)

Balance at beginning of year	520	520	520
Additions	-	-	-

Balance at end of year	520	520	520

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012 AND 2013 AND

FOR THE PERIOD FROM OCTOBER 1, 2013 TO JULY 10, 2014

(In thousands, except number of share, per share data and unless otherwise stated)

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	As of September 30,	As of July 10,
	2013	2014
	RMB	RMB
	(Audited)	(Unaudited)

Prepaid rental	1,272	1,341
Others	300	300

	1,572	1,641

6.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	As of September 30,	As of July 10,
	2013	2014
	RMB	RMB
	(Audited)	(Unaudited)

Plant and building	4,896	4,896
Furniture and office equipment	759	759
Motor vehicles	2,614	2,614

Total	8,269	8,269
Accumulated depreciation	(1,532)	(2,023)

Plant and equipment, net	6,737	6,246

The depreciation expenses for the years ended September 30, 2012 and 2013 and for the period from October 1, 2013 to July 10, 2014 were RMB291, RMB433, and RMB491 (unaudited), respectively.

7.	EQUITY INVESTMENTS

Equity investments consist of the following:

	As of September 30,	As of July 10,
	2013	2014
	RMB	RMB
	(Audited)	(Unaudited)

Equity method investment	958	1,274

Shijiazhuang High-Tech Zone Yuanshen Science and Technology Co., Ltd.

The Company owns 30% equity interest in Shijiazhuang Yuanshen and accounts for the investment under the equity method. For the years ended September 30, 2012and2013 and for the period from October 1, 2013 to July 10, 2014, the Company recorded its pro-rata share of earnings in Shijiazhuang Yuanshen of RMB132, RMB52 and RMB316 (unaudited), respectively.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012 AND 2013 AND

FOR THE PERIOD FROM OCTOBER 1, 2013 TO JULY 10, 2014

(In thousands, except number of share, per share data and unless otherwise stated)

8.	OTHER ASSETS

Other assets consist of the following:

	As of September 30,	As of July 10,
	2013	2014
	RMB	RMB
	(Audited)	(Unaudited)

Deposit for purchase of plant and equipment	600	900

9.	INCOME TAXES

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

The Company’s provision for income taxes benefit (expense)for the years ended September 30, 2012 and 2013 and for the period from October 1, 2013 to July 10, 2014 were RMB1,452, RMB nil and RMB(24) (unaudited), respectively, only consist of current tax benefit (expense).The Company did not have any significant temporary differences relating to deferred tax assets/ liabilities as of September 30, 2013 and July 10, 2014.

Reconciliation between total income tax expenses (benefit) and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended September 30,		Period from October 1, 2013 to July 10,
	2012	2013	2014
	%	%	%
	(Audited)	(Audited)	(Unaudited)

Statutory rate	25	25	25
Effect of preferential tax treatment	(10)	(10)	(10)
Effect of income for which no income tax is chargeable	(15)	(15)	(15)
Over provision in prior year	(12)	-	(9)

Effective income tax rate	(12)	-	(9)

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012 AND 2013 AND

FOR THE PERIOD FROM OCTOBER 1, 2013 TO JULY 10, 2014

(In thousands, except number of share, per share data and unless otherwise stated)

9.	INCOME TAXES -continued

The Company performed self-assessment on the liability for unrecognized tax benefits, interests and penalties, which relate to the tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually 5 years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given annual period based, in part, upon the results of operations for the given period. As of September 30, 2013 and July 10, 2014, management considered that the Company had no uncertain tax positions affecting its financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in future. There is no estimated interest cost and penalty provided in the Company’s financial statements for the years ended September 30, 2012 and 2013 and for the period from October 1, 2013 to July 10, 2014, respectively. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities and the major one is the China Tax Authority.

10	EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB85,and RMB148and RMB150 (unaudited) for the years ended September 30, 2012 and 2013 and for the period from October 1, 2013 to July 10, 2014, respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. The appropriation has been made for the years ended September 30, 2012 and 2013 and for the period from October 1, 2013 to July 10, 2014 were RMB nil, RMB nil and RMB nil (unaudited). On the other hand, the amount set aside as of September 30, 2013 and July 10, 2014 were RMB1,500 and RMB1,500 (unaudited), respectively.

11.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease

The Company leased certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended September 30, 2012 and 2013 and for the period from October 1, 2013 to July 10, 2014 were RMB4,611, RMB5,356and RMB5,356(unaudited) respectively.

The Company has no future minimum lease payments under non-cancellable operating leases as of September 30, 2013 and July 10, 2014.

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents and accounts receivable are reasonable estimates of their fair value. All the financial instruments are for trade purposes. No level 2 or 3 fair value assessment has been made.

SHIJIAZHUANG LIYU TECHNOLOGY DEVELOPMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2012 AND 2013 AND

FOR THE PERIOD FROM OCTOBER 1, 2013 TO JULY 10, 2014

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

Concentrations of customers

A substantial percentage of the Company’s revenues are made from a shareholder, Beijing Origin, approximated to 49%, 54% and nil(unaudited) of total revenue for the years ended September 30, 2012 and 2013 and for the period from October 1, 2013 to July 10, 2014, respectively. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the technology usage fee we receive could be reduced, which would adversely impact our revenues and operating results.

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

