Form 20-F
period 2015-09-30
Origin Agritech LTD
filed 2016-01-28
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2015

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

 None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2015) covered by the annual report: 22,813,541 ordinary shares.

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

☐Yes    ☒No

ORIGIN AGRITECH LIMITED

INTRODUCTION

Except where the context otherwise requires and for purposes of this Annual Report only:

•	“we,” “us,” “our company,” “our,” the “Company” and “Origin” refer to Origin Agritech Limited and, in the context of describing our operations, also includes State Harvest Holdings Limited and the following, which are collectively described in this Annual Report as “our PRC Operating Companies”: Beijing Origin State Harvest Biotechnology Limited, or Origin Biotechnology, Beijing Origin Seed Limited, or Beijing Origin, and its five subsidiaries, Changchun Origin Seed Technology Development Limited, or Changchun Origin, Henan Origin Cotton Technology Development Limited, or Henan Origin, DenongZhengcheng Seed Limited, or Denong, Linze Origin Seed Limited, or Linze Origin, Xinjiang Originbo Seed Limited, or Xinjiang Origin.

•	“last year,” “fiscal year 2015,” “the year ended September 30, 2015” and “the fiscal year ended September 30, 2015” refer to the twelve months ended September 30, 2015, which is the period covered by this Annual Report;

•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong, and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and

•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our company and industry. All statements other than statements of historical fact in this Annual Report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this Annual Report relate to, among others:

•	our goals and strategies which includes international expansion, including how we implement our goals and strategies;

•	our expectations for our future business and product development, business prospects, results of business operations or any seed production operations, and current financial condition;

•	expected changes in our margins and certain costs or expenditures, inclusive of changes in our product costs;

•	our future pricing strategies or pricing policies;

•	our ability to successfully anticipate market demand for crop seeds in our market and plan our volume and product mix accordingly, managing our production capacity and inventory levels and selling “scrap” seed;

•	our ability to acquire and integrate acquisitions into our growth strategies and to generate sufficient value to justify their acquisition and development cost and any reorganization we undertake with respect to the Company;

•	our plans for development of seed or technology internally, including our ability to successfully develop and produce seeds, and receive regulatory approval for and distribute proprietary seed products;

•	our expectations regarding our need to produce seeds and other biotechnology activities under licenses from third parties, and production results of our contracted farming production base;

•	future development of agricultural biotechnology as a whole and the impact of genetically modified crop seeds in our industry;

•	address the scope and impact of the governing and regulatory policies and laws regarding genetically modified seed products in China, and our ability to apply for and receive necessary approvals and to develop, produce, market and distribute genetically modified crop seeds;

•	compliance with government registration and regulation;

•	our plans to license or co-develop seed products or technologies;

•	our plans regarding any future business combinations or business acquisitions;

•	PRC and other international government policies and regulations relating to the crop seed industry;

•	our plans to expand our business-level or corporate-level operations and product offerings in China and North America, in particular the United States;

•	likelihood of recurrence of accounting charges or impairments;

•	expected changes in our sources of revenues and income base from our business operations or other sources;

•	competition in the crop seed industry in China and other international markets;

•	future development of the crop seed industry in China and other international markets;

•	our plans for current staffing requirements, research and development and regional business focus;

•	our ability to successfully raise capital to accommodate company needs which are under acceptable terms and at an acceptable share price; and

•	adequacy of our facilities or seed production for our future operations.

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

The following selected consolidated financial information was derived from our fiscal year end consolidated financial statements. The following information should be read in conjunction with those statements and Item 5, “Operating and Financial Review and Prospects.” Our summary consolidated statements of operations and comprehensive income data for the fiscal years ended September 30, 2013, 2014 and 2015 and our summary consolidated balance sheet data as of September 30, 2014 and 2015, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report. The summary statement of operations and comprehensive income data for the fiscal years ended September 30, 2011 and 2012 and the summary balance sheet data as of September 30, 2011, 2012 and 2013, set forth below are derived from our audited consolidated financial statements which are not included herein.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	2011	2012	2013	2014	2015
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	USD’000(1)
Consolidated statement of income and comprehensive income data:
Net revenues	567,434	552,111	481,694	414,891	376,250	59,147
Cost of revenues	(371,591)	(387,783)	(315,082)	(301,148)	(264,039)	(41,507)
Gross profit	195,843	164,328	166,612	113,743	112,211	17,640
Selling and marketing	(56,831)	(56,437)	(55,375)	(58,972)	(39,987)	(6,286)
General and administrative	(86,748)	(77,585)	(66,153)	(46,428)	(40,684)	(6,396)
Research and development	(44,771)	(37,629)	(42,162)	(40,377)	(48,741)	(7,662)
Other income, net	5,120	3,852	15,241	7,555	18,541	2,915
Total operating expenses	(183,230)	(167,799)	(148,449)	(138,222)	(110,871)	(17,429)
Income (loss) from operations	12,613	(3,471)	18,163	(24,479)	1,340	211
Interest income	1,771	2,547	1,776	596	775	122
Interest expenses	(1,469)	(4,029)	(11,326)	(19,743)	(18,634)	(2,929)
Equity in earnings / Loss on disposal of associated company	1,616	4,030	5,161	(2,274)	-	-
Loss on disposal of subsidiary	(13,582)	-	-	(2,623)	-	-
Income (loss) before income taxes	949	(923)	13,774	(48,523)	(16,519)	(2,596)
Income tax (expense) benefit	(13,730)	(1,862)	(4,462)	38,383	(1,295)	(204)
Net income (loss) before non-controlling interests	(12,781)	(2,785)	9,312	(10,140)	(17,814)	(2,800)
Non-controlling interests	10,298	(1,351)	1,818	(613)	(4,006)	(630)
Net income (loss) attributable to Origin Agritech Limited	(23,079)	(1,434)	7,494	(9,527)	(13,808)	(2,170)
Net income (loss) per share:
Basic	(1.00)	(0.06)	0.32	(0.42)	(0.61)	(0. 10)
Diluted	(1.00)	(0.06)	0.32	(0.42)	(0.61)	(0.10)
Shares used in computation:
Basic	23,351,615	23,382,812	23,259,127	22,743,853	22,794,791	22,794,791
Diluted	23,351,615	23,382,812	23,278,443	22,743,853	22,794,791	22,794,791

	Sept 30	Sept 30	Sept 30	Sept 30	Sept 30
	2011	2012	2013	2014	2015
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	USD’000(1)
Consolidated balance sheet data:
Cash and cash equivalents	129,942	152,789	131,978	46,268	66,025	10,379
Current working capital (2)	(21,753)	(46,153)	(67,436)	(79,660)	(90,381)	(14,209)
Total assets	818,382	975,437	1,158,072	1,064,870	985,829	154,972
Deferred revenues	19,812	23,243	22,069	19,029	11,248	1,768
Total current liabilities	532,571	605,195	751,978	704,611	634,140	99,687
Total liabilities	532,571	662,005	837,827	755,283	695,091	109,262
Non-controlling interests	26,774	52,385	54,203	53,590	49,584	7,795
Total Origin Agritech Limited shareholders’ equity	259,037	261,047	266,042	255,997	241,194	37,915

(1) Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the year ended September 30, 2015 and has been made at the exchange rate quoted by the closing rate by the State Administration of Foreign Exchange in China on September 30, 2015 of RMB 6.3613 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

(2) Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the statistics of the State Administration of Foreign Exchange with respect to our historical financial statements. The consolidated financial statements are presented in Renminbi as the reporting currency. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the closing rate by the State Administration of Foreign Exchange in China on September 30, 2015 of RMB6.3613 to US$1.00. Unless otherwise noted, for the years ended September 30, 2011, 2012, 2013, 2014 and 2015, all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB6.3549, RMB6.3410, RMB6.1480, RMB6.1525 and RMB6.3613per US $1.00, respectively, which were the prevailing year or period end closing rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of the rates is the State Administration of Foreign Exchange in China. At September 30, 2015 the closing exchange rate was RMB6.3613for one U.S. dollar. As of January 28, 2016, the closing exchange rate was RMB 6.5548 for one U.S. dollar.

	Average (1)	High	Low	Period-end
2010	6.8120	6.8287	6.6936	6.7011
2011	6.4576	6.6349	6.3165	6.3549
2012	6.3189	6.3482	6.2787	6.3410
2013	6.2318	6.3449	6.1475	6.1480
2014	6.1446	6.1710	6.0930	6.1525
2015	6.1644	6.4085	6.1079	6.3613
April 2015	6.2010	6.2185	6.1927	6.2018
May 2015	6.2035	6.2086	6.1958	6.1980
June 2015	6.2052	6.2086	6.1976	6.2000
July 2015	6.2085	6.2097	6.2008	6.2097
August 2015	6.3383	6.4122	6.2086	6.3760
September 2015	6.3676	6.3836	6.3544	6.3613
October 2015	6.3505	6.3591	6.3180	6.3180
November 2015	6.3666	6.3915	6.3154	6.3962
December 2015	6.4476	6.4936	6.3851	6.4936

(1) Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the month.

B.	Capitalization and indebtedness.

Not Applicable

C.	Reasons for the offer and use of proceeds.

Not Applicable.

D.	Risk factors.

Risks relating to our business

If we do not manage our ongoing growth successfully, our growth and chances for profitability may be hindered or impeded.

We continue to be a growth orientated company, with a focus on researching and developing our corn seeds and biotechnology, increasing distribution penetration and winning market share. All these activities are expected to create significant demands on our corporate administrative, operational, and financial personnel and other human resources and on our cash flow needs and the requirement for additional working capital. Our current resources may not be adequate to support our planned operations and expansion. These demands and ongoing industry factors, such as overproduction or government policy changes, may hinder our cash flow as our profit margins and sales may be adversely affected. For other reasons our expansion efforts may also not be successful.

We require short-term financing to fund our working capital, especially due to the seasonal nature of our business.

The nature of the agricultural seed production industry involves expenses and revenues cycles that are seasonal in nature. In the third and fourth quarters of our fiscal year, we may face costs that are in excess of our cash flow sources. The advance payments we make to our seed producing farmers may exceed the amount of deposits we receive from our customers, the seed distributors and end users. We have customarily relied upon short term bridge loans to cover our expenses pending receipt of cash payment from farmers at the time of seed purchases. Although historically we have had access to sufficient financing to manage our cash flow cycles, we cannot be certain that we will be able to obtain sufficient debt financing on terms that are satisfactory to us to maintain consistent operating results. Downgrades in our credit rating, tightening of related credit facilities or financial markets or other limitations on our ability to access short-term financing would increase our interest costs and adversely affect our operating results and operations.

Because of the nature of our business, which has seasonal variation, it is likely that our future financial performance will fluctuate from period to period.

The industry in which we operate is seasonal in nature. The sales season of corn and rice seeds lasts from October to June; the sales season of canola seeds lasts from July to September. We generally do not have significant sales revenues from July to September, which results in cyclical changes of our cash flow and operating activities. As a result, if we are unable to generate sufficient working capital from operations and working capital facilities, we may encounter liquidity difficulties from the period of July through September, which may harm our operations. The seasonal nature of our business causes our operating results to fluctuate from quarter to quarter. Any unexpected seasonal or other fluctuations could cause the price of our common shares to fall. As a result, you may not rely on comparisons of our quarterly operating results as an indication of our future performance.

In addition, our profits depend on our ability to secure sufficient orders from customers and sufficient seed production from the seed production farms. We also have to manage our inventory levels and respond to competitive forces in our markets. An adverse change in the seed market conditions may have material adverse effects on our operating results if we cannot adjust our operating and marketing strategy to respond to such changes. The results of our operations will be adversely affected by reduced orders and profit margins in the event of a slowdown in market demand, constraint on the market supply, an increase in business competition, a decrease in government subsidies to farmers, increased costs, or for other reasons. As such, there is a risk that we will not be able to achieve or maintain profitability or our historical results.

Aged inventory may result in an increase of our expenses and cause operating losses.

Due to the nature of the seed industry, we normally produce seeds according to our annualized production estimate that is developed at least one year before delivery to our customers. If our production plan is too aggressive, we could produce more seeds than the market demands, resulting in larger amounts of inventory that remain unsold. We may decide not to sell these aged seeds as crop seed products, taking into account factors, such as the quality of the seeds and commodity pricing. In that case, the aged inventory may be sold as common feed products at greatly reduced prices. Aged inventory could result in asset impairment risk, in which case we would suffer a loss and incur an increase in our cost of revenues and a decrease in gross profit. Over the last several years, due to competition and our production levels, we have experienced larger amounts of inventory and had to liquidate our aged seeds resulting in unanticipated losses, which has affected our operating results.

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

There has been a worldwide increase in the development and application of genetically modified agricultural products to enhance crop seed quality and increase crop yields.  The production and commercial sales of genetically modified corn and rice seeds have been allowed in China only recently. Nonetheless, we continue to rely primarily upon traditional methods of creating crop seed hybrids to develop new seed products. As government policies change to allow more genetically modified seeds and demand develops for these products, we expect that we will produce more genetically modified products to meet customer demand to the extent we are able. There is a risk that our current steps to respond to the potential competitive threat posed by genetically modified agricultural products, including our research and development activities with respect to genetically modified crop seeds, may not enable us to compete successfully.

The potential uncertainty in the government regulation in China of genetic technology and genetically modified, or GM, agricultural products and the acceptance of these products by the public could have an adverse effect on our business.

We continue to undertake the transition from a conventional hybrid seed company to an agricultural biotechnology company. However, it is a slow process because genetically modified seed products are controversial, and genetic modification has not yet been widely accepted in many countries in the world, including in China. Since the Chinese government approved the commercial planting of GM cotton in 1997, the government has only recently begun to approve GM crops for commercial cultivation. Consumer reaction to GM products is also becoming a factor in the approval process and the ability of companies, such as ours, to market and sell our products. The relative novelty and the potential uncertainty in the government regulation of genetic technology and ultimate consumer acceptance will have an effect on our business development strategy and may cause us to re-evaluate our development programs for developing new seeds.

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

Our operations outside China will be subject to foreign regulatory and legislative requirements, and it will be costly to comply with those regulatory requirements. If we are unable to meet these requirements, we will not be able to distribute our products.

Foreign regulatory and legislative requirements will impact the development, manufacture and distribution of our products in the global market. Certain markets may require rigorous testing and pre-approval prior to a market release of the GM seeds. For example, prior to the entry into the United States market, we believe that we will need to obtain regulatory approval from various federal and state governmental agencies. The United States Department of Agriculture has to determine if there are any “plant pest” issues with the specific crop and traits. Further, because we use Bt genes in our some of our products, the US Environmental Protection Agency (the “EPA”) will have to determine if there are any pesticide-related traits that are subject to regulation. We may be required to submit a Microbial Commercial Activity Notice (MCAN) to the EPA, which includes detailed information describing the seed’s characteristics and genetic construction, health and environmental effects, and other data, before our GM seeds can be used in the United States for commercial purposes. Finally, even if our products have the required certificates and permits, we continuously will be subject to Food and Drug Administration (“FDA”) regulations about food safety, which place responsibility on the seed producer to assure the safety of the GM seed in the food chain. We may also need to provide to the FDA information to prove that our GM crop seeds are “substantially equivalent” to non-modified versions of the seed. In the United States, we will also be subject to state regulations: for example, some states have required specific labeling, banned planting and cultivation, and imposed additional certification requirements for use of GM seeds. These types of central and local government regulation and restrictions exist in many other countries around the world.

Obtaining and maintaining permits and certificates for production and sales, and obtaining and maintaining testing, planting and import approvals for our GM seeds, can be time-consuming and costly, with no guarantee of success. In addition, regulatory and legislative requirements may change over time which may affect our sales and profitability in those markets. The failure to receive necessary permits or approvals could have long-term effects on our ability to produce and sell some or all of our current and future products outside China and adversely affect our revenues.

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

Our future success in our international biotechnology business depends upon customers accepting and supporting our GM seeds, and we may not be able to establish a distribution network outside of China.

We have never sold any products in North America and have little brand reputation in the North American market. To enter into the North American market, we believe we will need to enter into license arrangements and/or locate local distributors, independent retailers and dealers, and agricultural cooperatives and agents to market our brand and our products in different regions. It is likely that these distribution channels may already have exclusive licensing and distribution agreements with our competitors in those markets. We may not be able to distribute our products on a sufficiently wide basis or at all. We will also need to find production facilities for our seeds, to the extent that we are successful in entering the United States market. Failure to establish sufficient production and a marketing network in North America would have a material adverse effect on our Company in establishing brand recognition and obtaining market share, generating sales and revenues in the region.

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

We face significant international competition in the GM seed market and the competition may affect our overall sales.

The GM seed market outside China is highly competitive, dominated by a limited number of companies. Many of our competitors have greater experience of the GM market and substantially greater resources in the research and development of plant biotechnology. These companies also have substantial production facilities for crop seeds. In addition, our competitors have established market presence, have obtained patent protection in some instances for different seeds, and have built up their brand reputation and distribution networks globally. In the United States Monsanto Company and E.I. DuPont de Nemours and Company (Pioneer), dominate the GM corn seed market with approximately 70% of that market. Our competitors’ extensive GM portfolio of seeds and their success in developing new traits in the seeds could render our existing products less competitive in those markets, resulting in reduced sales compared to our expectations.

Even if we can successfully introduce our GM corn seeds into the United States market, we may not be able to maintain our market advantage by improving our GM seeds to fit the needs of the United States market.

GM seeds varieties need to be improved and altered over time because the weed and insects develop resistance to herbicides and pesticides, which render the benefits of the GM traits less effective. GM seeds need to be altered to tolerate higher doses and/or new varieties of herbicides and pesticides and other farming practices. We believe that among other things, this characteristic of GM seeds gives us an opportunity to introduce our products into the United States GM corn seeds market. Even if we can successfully enter into the United States GM corn seeds market, we will be required to continue to invest in new research to develop our portfolio of GM corn seeds so that our GM corn seeds can adapt to new herbicides and pesticides and soil, weather and growing conditions. If our GM corn seed portfolio do not keep pace or goes in a direction that is not effective in the market, our position in the market would be adversely impacted.

We depend on licensed seed products for the majority of our revenues. If we lose the right to produce and sell licensed seeds, we will lose substantial revenues and suffer substantial losses.

A substantial portion of our revenues are derived from licensed hybrid seeds instead of our internally developed proprietary hybrid seeds. The majority of the licensed hybrid seeds that we sell have been developed and produced under our license agreements with the Corn Research Institute in Li County, Hebei Province (currently known as Shijiazhuang Liyu Technology Development Co., Ltd., and referred to as Liyu herein), the Henan Agricultural University and the Zhengzhou Rui Yuan Agricultural Science and Technology Development Co., Ltd. If we are not able to develop and produce the licensed seed products, if the current license agreements are terminated, or if we are unable to renew some of these license agreements on commercially reasonable terms or at all, we will suffer a substantial loss of our product offerings and, consequently, our revenues will be substantially limited and our financial condition and results of operations may be adversely affected.

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

Any diversion of management attention to matters related to acquisitions, corporate reorganization or any delays or difficulties encountered in connection with integrating or changing operations may have an adverse effect on our core business, results of operations, and/or financial condition.

We may complete business acquisitions or engage in a corporate reorganization in the future. We are considering international expansion, particularly into the United States. Acquisitions and corporate reorganization activities present challenges, including geographical coordination, personnel integration and retention of key management personnel, system integration and the unification of corporate culture. These efforts could divert management attention from our core business, cause a temporary interruption of or loss of momentum in our business and the loss of key personnel from the acquired companies. In addition, any proposed acquisitions and corporate reorganization activities will cause us to incur substantial costs, none of which are generally recoverable.

From time to time we must evaluate whether or not to discontinue a line of business or an expansion effort, which if discontinued could have an adverse impact on our financial position.

From time to time we evaluate whether or not to continue a particular line of business or an expansion effort. In the past we implemented restructuring programs to eliminate our activities in agricultural chemicals and cotton seed development and distribution, and other unprofitable activities. Whenever a company undertakes to discontinue a line of business, there are expenses associated with the sale or closing of those related operations, which are reflected in the accounting for discontinued operations. The actual and accounting costs for discontinued operations may have an adverse effect on the financial position of the company in the period of discontinuance, which may result in an adverse market reaction and decline in our stock price.

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

To be profitable, our crop seed depends on recurring and sustained reorders. Reorder rates are inherently uncertain due to several factors, many of which are outside our control. These factors include changing customer preferences, competitive price pressures, our failure to develop acceptable new products, development of higher quality products by competitors, weather conditions and general economic conditions.

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

Corn seed represents the principal source of revenues for the Company. For the fiscal year ended September 30, 2015, sales of our corn seed products comprised approximately of 88.1% our revenues, as compared to 86.1% for the fiscal year ended September 30, 2014. Our dependence on corn seed makes us particularly vulnerable to any negative market changes that might occur in this product line. In particular, if the demand for our corn seed products generally decreases or if the supply exceeds demand, then corn prices will be driven downwards and our margins will be negatively impacted, which would have an adverse effect on our business, results of operations and financial condition.

Failure to develop and market new products could impact the Company’s competitive position and have an adverse effect on the Company’s financial results.

The Company’s operating results are largely dependent on its ability to renew its pipeline of new seed products and services and to bring those products and services to the market. This ability could be adversely affected by difficulties or delays in product development such as the inability to identify viable new products, greater than anticipated development costs, technical difficulties, regulatory obstacles, competition, lack of demand, insufficient intellectual property protection, or lack of market acceptance of new products and services. Due to the lengthy development process, technological challenges and intense competition, there can be no assurance that any of the products the Company is currently developing, or could begin to develop in the future, will achieve substantial commercial success. Consequently, if we are not able to fund our research and development activities and deliver new products to the markets we serve on a timely basis, our growth and operations will be harmed. In addition, sales of the Company’s new products could cannibalize sales of some of its current products, offsetting the benefit of even a successful product introduction.

If we fail to introduce and commercialize new crop seed, we will not be able to recover research, development and cover our other costs.

We cannot guarantee the development and performance of new crop seed varieties, whether licensed or proprietary, or that they will meet our customers’ expectations. Farmers generally need time to learn about new seed varieties and how to plant and tend them. Their traditional planting experience may make it difficult for them to adapt to the new varieties. The process and timing for new seed products to gain market recognition and acceptance is long and uncertain. If we fail to introduce and commercialize a new seed variety that meets the demand of farmers in China and to provide the proper education about the seeds to distributors, farmers and the public, we may not be able to generate sufficient sales to cover our costs or generate a financial return on our investment.

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

Our revenues depend on the ability of a large number of farmers to buy seed for cash because financing for purchases of this size and type is not available; therefore, if a substantial number of our customers become unable to pay for seed, our sales, revenues and operating results will decline.

We have a large and diversified customer base in the PRC.The large customer base provides some protection to us against a loss of revenues due to the inability of our customers to pay for seed that has been previously ordered. The unavailability of credit for farmers in the PRC, however, reduces the ability of those farmers to withstand the effects of difficult economic times. The lack of credit could prevent farmers from fulfilling their purchasing commitments to us with the result that we may suffer a lower amount of recognized revenues or our revenues and results of operations may be reduced.

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

Currently, an important use of our corn seed product is as animal feed. The corn is either used as delivered or is mixed with other feed products and additives. Thus far, there has not been an animal feed product that can be substituted for corn that provides the same benefits. However, in the event that other animal feed capable of supplying the same nutrients at similar or lower prices is introduced to the market, farmers may be incentivized to switch to that product partially or completely depending on the efficacy and economics. In that event, our corn seed sales may be adversely impacted, and given the predominant position of corn seed as a percentage of our total sales, our sales and financial positions could be adversely affected.

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

Risks relating to our industry in the PRC

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

We have access to over 3,330 hectares of farmland in several provinces mainly through contractual arrangements with farmers for seed production. These production agreements to produce crop seeds are typically one year in duration, covering one growing season. In the event that prices for other crops increase, these farmers may decide to farm other crops in breach of our seed production agreements with them. If we were unable to find new village collectives willing to produce crop seeds for us, our business and results of operations would be materially and adversely affected. Any of these disruptions could materially and adversely affect our supply of crop seeds and our revenues. Such disruptions could also damage distributor relationships and farmer loyalty if we cannot supply them with the quantities and varieties of seeds that they expect.

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

The profitability of our operations is affected directly by the selling prices of our products. We benchmark the prices of our crop seed products against the prevailing domestic market prices of crop seed products of similar quality and attributes. The price of crop seed products in China may fluctuate greatly depending on the market in any giving year. If the general prices for crop seed products were to decline at a faster rate than our cost of production and sales or to increase at a slower rate than our cost of production and sales, our profit margins will decrease and our ability to generate operating results at historical levels will be adversely affected.

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

The stock consignment agreements relating to our control of the stock of our PRC operating subsidiaries (not including Origin Biotechnology) may be terminated after three years upon mutual agreement between us and the consignees. Two of the PRC consignees, Messrs. Han and Yang, also serve as our officers and/or directors. These two persons own, in the aggregate, 4,933,427 shares of our ordinary stock. Holding this amount of stock will allow these officers to control or greatly influence the selection of directors and matters submitted to a vote of our shareholders, including voting to terminate the stock consignment agreements.

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

In 2007, the National People’s Congress, enacted the Enterprise Income Tax Law, or the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the EIT Law, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the top rate of enterprise income tax to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration and will gradually transition to the uniform 25% EIT rate over a five-year transition period. In addition, the new technology enterprise qualification of our PRC subsidiaries is subject to a biennial re-assessment by the relevant PRC government authority. In the event the preferential tax treatment for our PRC subsidiaries is discontinued, the affected entity will become subject to the standard PRC enterprise income tax rate. There is no assurance that the local tax authorities will not, in the future, change their position and discontinue any of our preferential tax treatments, potentially with retroactive effect. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations, and our application for more favorable tax rate based on our “breed-produce-distribute” integrated crop seed license may not be approved.]**

Under China’s Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders

Under the current Enterprise Income Tax Law, or the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.  However, it is unclear how tax authorities will determine tax residency based on the facts of each case. If the PRC tax authorities determine that our British Virgin Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules dividends paid to holding companies outside of China which are “resident enterprises will be subject to a 10% withholding tax. It is possible that future guidance issued with respect to the new “resident enterprise” classification could be applied to our British Virgin Islands sub-holding company with similar consequences. Therefore, any dividends paid by our PRC subsidiaries may be subject to a 10% withholding obligation.

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

Nearly all of our assets and all of our operations are in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited precedential value. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with such economic matters as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The laws in the PRC differ from the laws in the United States and may afford less protection to our non-PRC shareholders.

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

Two of our executive officer and/or directors, Messrs. Han and Yang, together own 4,933,427 our issued and outstanding ordinary shares. These two major shareholders may maintain significant control over the outcome of some corporate transactions or other matters submitted to our shareholders for approval, including the election of directors and the approval of other business transactions. This level of ownership could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our ordinary shares or prevent shareholders from realizing a premium over the market price for their ordinary shares. In addition, if these major shareholders choose to dispose of a material portion of our ordinary shares they hold, the prevailing market price of our securities may decline.

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

We currently have short-term borrowings of approximately RMB220 million (US$34.58million) and the current portion of long-term borrowings of approximately RMB24 million (US$3.77million) and long-term borrowings of approximately RMB40.97 million (US$6.44 million).  The degree to which we are leveraged could, among other things:

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

Over the years, our strategic focus has been on the corn seed business and corn seed biotechnologies in China. In 2015, we announced our strategic transition from a traditional seed company to a biotechnology seed company after more than 10 years of successful development in biotech seed products. At this point, we have developed transgenic corn seed products including our first generation biotech product phytase traits, second generation biotech product glyphosate tolerance traits and our new technologies of stacked traits of Bt and glyphosate tolerance genes. Built on the success of biotech pipelines, we announced our intention to expand our business globally. More specifically, we plan to enter the U.S. market starting in 2016.

Our principal executive offices are located at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China, and our telephone number is (86-10) 5890-7588.

B.	Business Overview.

Overview

Origin Agritech Limited, along with its subsidiaries, is an agricultural biotechnology company located in the PRC. We specialize in crop seed breeding, genetic improvement, and the production, processing, distribution of seeds as well as related technical services. We are staffed by 430 employee sas of September 30, 2015, Origin operates 9 breeding stations, 5 production and processing centers, and 7 marketing centers nationwide with sales centers located in key crop-planting regions. Our main corn seed production facilities are located in Gansu province and Xinjiang province. After our 2015 transformation, Origin is now organized into a simple structure of two fundamental business lines: Biotech & Product Development under State Harvest and Seeds Production & Distribution under Beijing Origin. In addition, State Harvest has built a solid capacity for breeding technologies, including marker-assisted breeding and doubled haploids technologies, which along with its rich germplasm resources, will allow State Harvest to become a global seed technology company. Beijing Origin is now focusing on our seed production and distribution business in China.

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

The Company’s current products include hybrid varieties of corn, rice and canola seeds, which represented 100% of our sales in fiscal year 2015. Hybrid corn seeds remain our strongest product line, generating 88% of our sales in fiscal year 2015. Our focus in the Seeds Production & Distribution segment remains on the production of high-quality seed products. We believe that we are a leading, technology-focused crop seed company operating in China. We have sought to broaden our usage and penetration of our latest plant breeding techniques, modern biotechnology, and innovative information and research management to develop and deliver high-yield seeds to the Chinese farmer. Our goal is to lead the industry by providing farmers with unique enabling technology and services, producing and protecting higher crop yields. Our activities include the specialization in the research and development, production, and sales and marketing of crop seeds (corn, rice, and canola) throughout the PRC.

During the last several years, we have continued to develop our established plant genetic engineering technology platforms, including transforming herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. Of note, we made significant strides in developing our exclusive herbicide tolerance, insect resistance and phytase products. In November 2009, our genetically modified phytase corn received the Bio-Safety Certificate from PRC’S Ministry of Agriculture. This was the world’s first genetically modified phytase corn and also the first genetically modified corn seed product in China. The certificate was renewed by the Ministry of Agriculture in January 2015. We are also actively pursuing the approval of other GM seed products in China including glyphosate resistant corn and bacillus thuringiensis, or BT, corn.

We seek to utilize modern biotechnology in China more effectively and plan to use China’s emerging technology base. In particular, from time to time we enter and further develop cooperative agreements with publicly funded research institutes in China. In exchange for providing funding to these institutes, we receive rights, which are frequently exclusive rights, to market any seeds developed by these institutes. When a seed is ready to be marketed, we negotiate with the institute to establish an arrangement by which we are permitted to sell the newly developed seeds in exchange for the payment of certain fees to the institute. We believe that these cooperative agreements allow us to access new products without expending substantial costs for our own research and development.

On the global front, in the first quarter of 2015, we submitted a patent application to the United States Patent and Trademark Office for our glyphosate-resistant technologies. In addition, we have also applied for a patent in Brazil for similar biotechnologies. We believe these patents will strengthen further our leading position in the genetically modified seed technologies in China and will allow us to expand our biotechnology position in the international seed market.

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

Utilizing our existing hybrid seed product line, we seek to further increase crop yield and produce higher quality seeds with the addition of GM traits. We commenced our own biotechnology research program in early 2000’s with a goal of having technology in place to produce GM products when demand for these products is sufficiently high. In 2005, we built an internal research and development center in China for GM crop seeds, which we believe was the first such facility to be utilized by a Chinese crop seed company. Our key focus remains on biotechnology for GM varieties of corn, which has accelerated significantly. We currently employ people who are primarily engaged in genetic transformation, molecular biomarker testing and genetic mapping activities. Our development efforts go beyond our internal biotechnology center, as this unit serves as a central hub to connect with other research facilities throughout China. We are collaborating with the Chinese Academy of Sciences, Peking University and China Academy of Agriculture Science in the field of biotechnology. These co-operations help enhance our research capabilities and will help enable us to develop and commercialize our products. We have established several plant genetic engineering technology platforms, which incorporate increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. The GM traits and products we are working on now include increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance in corn. We developed phytase GM corn, the first genetically modified corn seed product in China. Notwithstanding our obtaining the Bio-Safety Certificate from the Chinese government, there can be no assurance that GM products generally will be approved in China, and we expect that the introduction and acceptance of GM products will be cautious.

In addition to biotechnology, our internal research and development also invests considerable effort in the conventional breeding of hybrid crop seed and we currently have 9 breeding stations across the country. For our total research and development activities, we employed 81 full time research personnel in this area as of September 30, 2015.  In order to maintain our position as a quality producer of advanced products and develop new seed products through our biotechnology programs, we have targeted to invest approximate 7-12% of our revenue into research and development activities.

The Company has received government funding for research and development activities. Such funding was received in the fiscal years of 2013, 2014 and 2015 in the amounts of RMB16.11 million, RMB7.61 million, and RMB 7.08 million respectively.

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

Commercial Production

We produce most of our hybrid seeds by contracting with local farmers in China to whom we provide parental seeds and technical support. Currently, we have 130 production personnel and seed conditioning plants located in Gansu, Xinjiang, Jilin, Henan, and Sichuan, with our main production facilities in Gansu province and Xinjiang province. The facilities of Xinjiang Origin, along with the seed production land of the Fifth Agricultural Construction Division, deploy modern technologies and full mechanization throughout the entire production process from land preparation and seeding to product packaging. This processing facility employs advanced corn husker system, which is one of the largest corn husker systems in the world. The production base uses modern drip irrigation systems and advanced farming equipment for corn seed production. Together, our production centers work to supply parental seeds to our producer-farmers, who plant, grow and harvest the hybrid to produce seeds for us. This network of local farmers who produce our seeds is an important element of our strategy to produce an increasing number of products with consistent quality. We are the first Chinese seed company to obtain the ISO9001-2000 certification by the China Certification Center for Quality Mark. With a strict seed quality control system, we have sufficient processing capability and advanced equipment to allow us to operate efficiently and maintain a high quality of seed products. By employing these practices, we have achieved product quality on par with that of our foreign competitors and that is consistently well received by our customers.

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

National Marketing and Distribution

We have our own sales organization consisting of 80 employees who oversee all aspects of our distribution and retail sale network and promote our sales within the distribution chain. In addition, these individuals provide high-level technical service to our end customers.

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

Distributors that place orders and make deposits on orders for sales to be made the following year at least two months prior to delivery are generally offered a discount. At the end of the annual sales season, we set a discounted final sales price. The discounted final sales price results from the fact that the PRC government sets the price for agricultural commodities after we have sold our seeds to distributors. Seed prices fluctuate with agricultural commodity prices. This correlation is particularly strong for corn seeds that can be consumed as food and used as seeds. For example, if the price for corn for consumption increases, the price for corn seeds will increase as well. Once the PRC government has set the price for agricultural commodities, we negotiate with distributors the final price for our seeds which reflects the price the distributors sold our seeds to farmers and includes any season discount we may offer to such distributors. If the final price is lower than the preliminary price previously offered by us, we will return the difference to our distributors. Although the final price could technically be higher than the preliminary price, we have never experienced such a result. As a result of our discount policy, we cannot set the final price of our seeds to distributors prior to the end of their selling season to farmers. Selling seasons vary among distributors from region to region and from year to year, and generally start in October and end in June of the following year for most of our products. We deliver our products and receive payments on a relatively predictable schedule. First, we request and generally receive a cash deposit, followed by a further pre-payment of the expected sales price. Then, we deliver products to our customers and receive confirmation of delivery. Finally, we set the final sales price of our delivered products to a customer based on the total volume of product delivered to that customer.

The specific terms of the distributor agreements vary depending on negotiations and the nature of the distributor and its prospective territory. There usually is an initial payment made by the distributors to the Company for the distribution right which is applied in whole or in part to future orders, depending upon compliance with the terms of the agreement. The agreement also delineates pricing adherence requirements and permissible discounting sales, territory, ordering and supply obligations, returns, market support and other regular business terms and dispute resolution provisions. We have also established cell-phone based ordering and sales management systems. We further reduced the distribution layers by selling directly to retailers in certain regions. We are currently exploring various commission based sales incentive plans in seven regions.

Our sales team assists distributors in writing monthly sales plans. During the harvest season, we invite farmers and others in the seed distribution chain to attend production demonstrations in cooperation with local villages and seed distributors. At these demonstrations, our teams show our seeds, explain planting techniques, discuss industry best practices and disseminate promotional materials. These marketing and production demonstrations help create new demand, not only in each village where demonstrations are held, but also in nearby villages, for both the current season and for succeeding years.

Our technical service department has a 24-hour toll-free telephone number available for our producer-farmers and distributors, through which they can obtain solutions to specific technical problems. We also provide customers with limited on-site help. We also enlist the help of our distributors to provide help and advice to farmers. We believe that our focus on customer service and technical support have helped us to build brand identity and loyalty and have contributed to our total sales volume.

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

We currently have fourteen Chinese patents registered with the State Intellectual Property Office (“SIPO”) of China. Among these fourteen patents, thirteen domestic patents and one PCT patent are related to the biotechnology corn seed. One of the thirteen patents relating to the method of producing hybrid corn seed is jointly owned by Henan Agriculture University and Beijing Origin. Also, we have applied for two additional patents in the field of our biotechnology corn seed, and the applications have been accepted and are now being reviewed by SIPO.

In addition, we currently have thirty one Chinese trademarks registered with the Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). Also, we have applied for four additional trademarks, and the applications have been accepted and are now being reviewed by the Trademark Office of China’s SAIC.

In addition to the domestic patents and patent applications, we have filed patent application outside of China. During the first quarter of fiscal year 2015, we submitted a patent application to the United States Patent and Trademark Office for our glyphosate-resistant technologies. In addition, we have also applied for a patent in Brazil for similar biotechnologies. We believe these patents will strengthen further our leading position in the genetically modified seed technologies in China and will allow us to expand our biotechnology position in the international seed market.

As of September 2015, we had twenty proprietary corn seed products, twenty one proprietary rice seed products and one proprietary canola seed product that are in commercial production and distribution.

Licensed Seed Products

In addition to the development of our own proprietary seeds, we have licenses to distribute seeds developed by independent research and development institutions. Currently, we have licenses to distribute twenty two varieties of corn seed, twenty two varieties of rice seed and seven varieties of canola seed.

Under a typical license agreement, one of our PRC Operating Companies will obtain a license for a designated product for exclusive production and marketing within China. The license fees vary in their method of determination, but generally they are either a percentage of revenues from the sale of the variety or a flat fee arrangement. Beijing Origin has these types of agreements with China Academy of Sciences Microbiology Institute, Shijiazhuang Liyu Technology Development Co., Ltd.(Liyu) in Hebei Province, Henan Puyang Agricultural Academy, Tieling Agricultural Academy, Liaoning Benxi Agricultural Academy, Sichuan Agricultural Academy, Corn Research Institution of Beijing Agricultural Forestry Academy, Huafeng Seed Limited, LiaochengHuafeng Corn Breeding Research Institution, Food Corn Research Institution of Yunnan Agricultural Academy, Henan Agriculture University, Hubei Province Shiyan Agricultural Sciences Institute, China Rice Research Institution, Zhengzhou Rui Yuan Agricultural Science and Technology Development Co., Ltd,among others. These agreements generally have no fixed term or termination date. The agreements may be terminated for breach by either party. We may terminate the agreements at any time, in effect, by not producing seeds there under, without penalty.

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

Our business strategy focuses on meeting the needs of small Chinese farmers and includes the following elements:

(i.)	producing and distributing high-quality seed products, initially under third-party licenses and, over time, increasingly internally developed proprietary seeds, to deliver superior value to our distributor-customers and their farmer-customers;

(ii.)	devising a process for obtaining regulatory approvals for new crop seeds (a Chinese legal requirement) that is efficient and effective;

(iii.)	establishing a broad network of producer-farmers in several regions to participate in the seed development process and to produce approved crop seeds for commercial distribution;

(iv.)	creating an effective distribution system using a relatively small network of primary distributors, only one in each county with exclusive territories, with which we can deal directly and efficiently which, in turn, develop their own secondary distribution network to reach out directly to the consumer- farmers. This distribution network is not only a means for securing and fulfilling orders, but acts as a conduit for our marketing and technical support activities;

(v.)	relying on a number of marketing activities to retain existing customers and attract new ones. These marketing activities include:
•	a demonstration program that provides technical assistance to customers regarding the correct seed choice and proper cultivation methods;
•	a database of over 15 million customers that we use to keep repeat sales at a high level, an important component of revenue growth; and

(vi.)	delivering service and technical support to customers throughout the growing season for its products. End-user customers can contact us through a dedicated call center that handles up to 1,000 calls per day. Field service representatives are dispatched within 48 hours of a customer’s request for help.

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

Multinational Seed Companies.

At the opposite end of the competitive spectrum from the local seed companies are the large multinational companies, including Pioneer (DuPont), Monsanto and Syngenta. These companies present a formidable competitive threat because of their financial resources, the high quality of their seed products, and biotechnological capabilities. These companies will present significant competition in the international and United States market context. However, the unique aspects of the Chinese crop seed market, which distinguish it from the market in Western countries, have proven a significant hurdle for market success for these very large companies, even though they have come to the market through joint ventures formed with existing Chinese seed companies.

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

These multinationals rely heavily on GM seed products in the non-PRC markets. Our market research indicates that most of the superior products that the multinationals have to offer are genetically modified. GM seed products have only begun to be accepted in China, and the extent of this acceptance is not yet determinable. To date, phytase corn and Bt Rice are the only genetically modified major food crop seed products that have received approval for sale in China. The limited GM seed approval therefore currently limits their competitive advantage.

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

PRC Government Regulation

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

PC Seed Law and Other Relevant Regulations

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

In November 2015, China's top legislature adopted revisions to the Seed Law which will become effective on January 1, 2016. The revised law left the major-crop seed approval system unchanged, but has cut those that need to be approved by regulators before hitting the market from 28 kinds to five major seeds -- rice, corn, wheat, soybean and cotton -- so as to stimulate seed research innovation while guaranteeing China's food security. Producers for seeds other than the abovementioned five major ones will only need to register their products at the regulators said the new law.

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

Genetically Modified Organisms Safety Regulations – PRC

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

International Expansion of Our Biotechnology Business

We plan to expand our biotechnology business internationally, with an initial focus on introducing our GM corn seed products into the United States. Currently, it is estimated that more than 90% of the corn grown in the United States market is genetically modified. The GM corn seed varieties need to be improved and altered over time to maintain efficacy of the traits and quality of the seeds because of variable weather and soil conditions, farming practices and changing resistance of weeds and insects to herbicides and pesticides. It appears, however, that farmers, when faced with changing conditions for, or growing resistance to pests and weeds to the benefits of, one variety of GM seeds, tend to stay with GM products changing over to new varieties, rather than abandoning GM products. We believe that this character of the GM corn seeds and the farmer’s behavior give us an opportunity to introduce our double stacked products into the United States market. We also believe that the United States market is more receptive to GM products, and the governments and farmers are more willing to promote and use GM seeds.

GM products in the United States are regulated under health, safety, and environmental legislation, mostly at the federal level under the Coordinated Framework for Regulation of Biotechnology. United States regulation focuses on the nature of the product rather than the process in which they are produced. Plant GM products are regulated by the United States Department of Agriculture’s Animal and Plant Health Inspection Service under the Plant Protection Act. GM products in food, drugs and biological products are regulated by the Food and Drug Administration under the Federal Food, Drug and Cosmetic Act and the Public Health Service Act. GM products that have pesticide and microorganism qualities are regulated by the Environmental Protection Agency pursuant to the Federal Insecticide, Fungicide and Rodenticide Act and the Toxic Substances Control Act. The importation of GM plants are regulated under the Plant Protection Act, which can be used to prohibit or restrict the importation, entry, exploitation and movement in interstate commerce of any plant that may result in the introduction of plant pests and noxious weeks within the United States. GM plants are considered potential plant pests, and therefore are subject to a notification process, permitting process and determination of non-regulated status before entry into the United States.

Additionally, some state in the United States separately are establishing regulation with respect to GM plants. These regulations take a number of forms, including banning the planting and cultivating of GM plants, labeling requirements and permitting requirements. We may have to meet these requirements depending on the anticipated markets for our products.

We are currently exploring various strategies in connection with the introduction of our products into the United States market. Our products have no market presence in the North American market at this time. We will need to establish our brand reputation and introduce our products to the United States farmers via marketing and distribution networks. We may need to enter into licensing arrangements and/or arrangements with local distributors, independent retailers and dealers, and agricultural cooperatives and agents to market our brand and our products in different regions. We also will have to establish production facilities to the extent that we need to produce seeds to meet demand. We believe our products are highly valuable in the United States GM corn seed market and will attract the local distributors’ interests.

The United States seed market is highly competitive. It is estimated that Monsanto Company and E.I. DuPont de Nemours Inc. (Pioneer) dominate the corn seed market in the United States, with about 70% of the market. It is estimated that independent seed producers only have about 11% of the market. We believe that we will have to compete based on many different aspects of the United States market, including seed traits, overall seed quality, customer acceptance and service, and value added technology. Additionally, our ability to compete will be impacted by shifts in acreage planted with corn, commodity price changes, and weather conditions and planting practices. Our competitive position will also be affected by government farm subsidies and government programs that favor certain crops and seeds such as those that encourage and subsidize GM seeds to be used in marginal lands and draught prone areas.

Foreign Ownership Restrictions of Chinese Companies

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

In addition to restrictions in the conventional seed business, China forbids FIEs from engaging in the development, production and distribution of genetically modified corn seeds pursuant to the Foreign Investment Industrial Guidance Catalogue distributed by the Ministry of Commence of China in 2007. Furthermore, FIEs need to obtain government approvals to engage in the breeding of GM research and testing pursuant to the Agricultural Genetically Modified Organisms Safety Regulation.

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

Dividend Distribution

Under PRC law, FIEs in China, including Origin Agritech may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as cash dividends. The Board of Directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds which may not be distributed to equity owners except in the event of liquidation. The amount set aside as of September 30, 2014 and 2015 were RMB24,789 and RMB24,789, respectively. We are currently in compliance with all applicable PRC laws and regulations relating to our business.

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

The following is a table of the parties to the consignment agreements

PRC Operating Company	Consigning Owner	% of Shares Consigned
Beijing Origin	Gengchen Han	34.40%
	Yasheng Yang	28.68%
	Liang Yuan	25.80%
	Yuping Zhao	3.99%
	Weidong Zhang	3.13%
	Weicheng Chen	1.96%
		97.96%
Changchun Origin	Beijing Origin	99.00%
	Gengchen Han	1.00%
		100.00%
Henan Origin	Beijing Origin	92.04%
	Yingli Zhang	4.08%
	Yasheng Yang	3.88%
		100.00%

Technical Service Agreements

All of the intellectual property rights of Beijing Origin, Changchun Origin and Henan Origin are held by Origin Biotechnology pursuant to technical service agreements with each of these respective entities dated December 25, 2004. The purpose of this arrangement was to permit better management and licensing of the intellectual property that the three assignors developed. Under the technical service agreements, Origin Biotechnology will provide technical research and production and distribution services to Beijing Origin, Changchun Origin, and Henan Origin. These services include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds, and are to be charged on the sales of certain seed products in each fiscal year. These agreements are considered intra-company transactions.

D.	Property, plant and equipment.

Our principal executive offices are located in the Changping District in Beijing where we own approximately 10,320 square meters of office space, and the right to use approximately 19,250 square meters of land. The land uses right, and the property, plant, and equipment of our headquarters in Beijing currently secures a loan of RMB60 million. This loan was extended by China Construction Bank.

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

From 2012 to date, our capital expenditures consisted primarily of construction and purchase of plant and equipment, which are located in the PRC and financed mainly by bank borrowing. The Xinjiang Origin’s plant was the major investment in this period. The table below sets forth the amount of our capital expenditures for the periods shown:

For the year ended September 30,	For the year ended September 30,	For the year ended September 30,	For the year ended September 30,
2013	2014	2015	2015
RMB	RMB	RMB	USD
78.85 million	26.01 million	20.36 million	3.20 million

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

Corporate Strategies Origin started as a hybrid corn seed company in 1997as the first private seed company in China. With the success in and strong cash flow from the hybrid corn seed business, Origin started its seed biotechnology research in early 2000’s and established Origin Life Science Center in 2005. The Company has since focused on the seed biotech product development and funded the biotech R&D with its free cash flow from the traditional hybrid seed business.

After more than 10 years of seed biotech development, the Company is now essentially becoming a biotech company focused on its GMO (Genetically Modified Organism) technologies and product pipelines that are waiting to be commercialized. At the same time, the Company has already built up state-of-the-art seed production bases and solid distribution channels in China and continues to generate cash flow from the hybrid seed business.

With the success in biotech product development, especially the successful field trials of the stacked traits of insect resistance Bt genes and glyphosate tolerance genes, the Company announced in June, 2015 its strategies going forward. Under the announced strategy, the Company plans to reorganize into two business units: Biotech & Product Development under State Harvest and Seed Production & Distribution under Beijing Origin.

Under the new corporate structure, theCompany plans to enter the seeds and traits market in North America with its GMO product pipelines under State Harvest represented by its first generation phytase transgenic corn, second generation glyphosate tolerance corn seed, and its new technology of stacked traits of Bt and glyphosate tolerance genes. While waiting for the approval for commercial planting in China, State Harvest plans to introduce these agri-biotech products into the United States seed market. In addition, State Harvest has also built a solid capacity for breeding technologies, including marker-assisted breeding and doubled haploids technologies, which along with its germplasm resources, will allow State Harvest to become a global seed technology company.

Beijing Origin, the current operating entity in China, will focus on the seed production and distribution business in China.

Biotechnology Progress While we continue to advance our GMO product pipelines with phytase traits and glyphosate tolerance technologies, the most significant progress made in the last several years is in the new biotech pipelines of stack traits of insect resistance (Bacillus Thuringiensis, or Bt)and herbicide tolerance. 2015 marks the fourth year that our double stacked products of Bt and glyphosate tolerance genes were tested in the field against the technologies currently used in the global market. Additionally, we have started to introduce triple stacked and quadruple stacked traits of Bt and herbicide tolerance genes.

Biotechnology Corn Seed Product Pipelines and Regulatory Approval in China

For the double stacked Bt and GT genes, our repeated field testing in both our northern testing site (for summer testing) and southern testing site (for winter testing and with heavy natural insect pressure) has shown very positive and stable insect resistance results. We believe the Bt gene (Cry1Ah) used in our double stacked traits could be highly valuable in the North American corn seed market, a major reason we plan to enter the U.S. corn seeds and traits market. We plan to start the production test for the double-stacked trait in the 2016 season.

Based on our successful development in biotech seed products, we have continued to take steps to secure our biotechnologies intellectual property protections. During 2015, we filed four additional patent applications relating to our double stacked traits of Bt and GT genes. We believe these patents will strengthen our position in the genetically modified seed technologies and will allow us to maintain our leading position in China and enter the global biotech traits market.

Operating Improvement Progress

On the operating improvement front, we were able to overcome the challenges in another difficult year in the seed industry in China by significantly reducing the operating costs and managing our inventory reduction efforts.

Following the corporate restructuring in fiscal year 2012 and operational improvements in fiscal years 2013 and 2014, we achieved further significant improvement in operating efficiency and cost reduction in fiscal year 2015. As of September 30, 2015, Origin has a total of 430 employees, compared with 856, 713, 678, and 531 employees as of September 30, 2011, 2012, 2013, and 2014, respectively. The G&A costs in fiscal year 2015 was RMB40.7 million (US$6.4 million), compared to RMB86.7 million, RMB77.6 million, RMB66.2 million, and RMB46.4 million in FY2011, FY2012, FY2013, and FY2014, respectively. The G&A expenses as the percentage of sales declined from 15.3% in FY2011 to 10.8% in FY2015. We believe our cost reduction efforts were important to the improvements in our financial performance during the challenging year.

	FY2011	FY2012	FY2013	FY2014	FY2015
Number of employees at the end of period	856	713	678	531	430
General & Administrative expenses, RMB in thousands	86,748	77,585	66,153	46,428	40,684
G&A expenses as the percentage of revenue, %	15.3	14.1	13.7	11.2	10.8

Our cash flow from operating activities had a significant recovery as we manage our inventory and sales efforts product by product. Net cash provided by operating activities was RMB52.2 million (US$8.2 million) for the fiscal year ended September 30, 2015 compared with net cash used of RMB85.6 million and RMB146.1 million for the fiscal yearended September 30, 2014 and 2013, respectively. We believe that the progress that the Company has made in the operating improvements will improve the Company’s revenue and cash flow from operating activities in the next years.

Overall Analysis

Total revenues for the fiscal year ended September 30, 2015 were RMB376.3 million (US$59.2 million), a decrease of 9.3% from RMB414.9 million during the fiscal year ended September 30, 2014. Overall, the year-over-year decrease in revenues was mainly due to the lower volumes for the corn and rice seeds as the result of market oversupply and increasing competition.

Corn seed accounted for 88% of our overall sales. Total revenues from corn seeds were RMB331.3 million (US$52.1 million) in fiscal year 2015, compared with RMB357.4 million in fiscal year 2014. Revenues from the rice product line for the year ended September 30, 2015 decreased to RMB29.2 million (US$4.6 million) from RMB36.8 million in the fiscal year 2014. Sales of canola seeds decreased to RMB15.7 million (US$2.5 million) in fiscal year 2015 compared to RMB20.6 million in fiscal year 2014.

Operating expenses for the fiscal year ended September 30, 2015 were RMB110.9 million (US$ 17.4 million), representing a decrease of 19.8% from RMB138.2 million in the fiscal year 2014, which was mainly because of our expense control efforts. Selling and marketing expenses for the fiscal year ended September 30, 2015 were RMB40.0 million(US$6.3 million), a significant decrease of 32.2% year-over-year due mainly to the decline in advertisement and transportation.

Operating income for the fiscal year ended September 30, 2015 was RMB1.3 million (US$0.2 million), representing a significant turnaround from the operating loss of RMB24.5 million for the fiscal year ended September 30, 2014. The improvement in operating results was mainly due to our expense control efforts.

Net loss attributable to Origin for the fiscal year ended September 30, 2015 was RMB13.8 million (US$2.2 million) compared to the net loss of RMB9.5 million for the fiscal year ended September 30, 2014. Net loss attributable to Origin in fiscal year 2014 included a reversal of tax liabilities amounted to RMB39 million.

Net loss per share was RMB(0.6) or US$(0.1) for the fiscal year 2015, compared with net loss per share of RMB(0.4) in fiscal year 2014.

As of September 30, 2014 and 2015, we had approximately RMB46.3 million and RMB66.0 million (US$10.4 million), respectively, in cash and cash equivalents. Total borrowings as of September 30, 2014 and 2015 were RMB289.8 million and RMB285.0 million (US$44.8 million), respectively. During fiscal year 2015, net cash provided by operating activities was RMB52.2 million (US$8.2 million) compared with net cash used of RMB85.6 million for the fiscal year ended September 30, 2014. Net cash used in investing activities was RMB20.4 million (US$3.2 million) for the fiscal year ended September 30, 2015 compared with RMB0.6 million for the fiscal year ended September 30, 2014. Net cash used in financing activities was RMB9.5 million (US$1.5 million) for the fiscal year ended September 30,2015 compared with cash provided by RMB0.4 million for the fiscal year ended September 30, 2014. The borrowing was mainly related to support the operations of Beijing Origin and Linze Origin, which had RMB240.0 million (US$37.7 million) bank loan for settlement of seed purchases, and RMB45.0 million (US$7.1 million) used for the corn seed production facilities in Xinjiang Origin and the Company’s working capital.

Research and Development Activities

Origin was built on its R&D platform and we believe a commitment to R&D is essential to the growth of the Company, particularly as we orientate our operations to biotechnology. During fiscal year 2015, we continue to make significant progress both in our conventional hybrid crop seed development programs and biotechnology R&D activities.

Key developments for Origin’s GM corn seeds:

Phytase: Four commercial hybrids with phytase traits have completed a number of variety production tests. These varieties with phytase traits have been submitted to the Chinese government (the Ministry of Agriculture) to obtain variety safety certificates. We are waiting for the final approval from the Chinese government.

Glyphosate Tolerance: One GM glyphosate tolerance event (the unique DNA recombination event that took place in one plant cell) passed Phase 4 – Production Test and has been submitted for the Phase 5 – Safety Certificate. More than 2,000 events of the stacked traits (inserting two different types of glyphosate tolerance genes in a seed via biotechnology) are being screened in a greenhouse environment of Phase 1-Laboratory Research.

Glyphosate(G2) + Bacillus Thuringiensis (Bt): Three events of the Company’s double stacked traits of insect resistance and glyphosate tolerance genes have completed the Environment Release Test (Phase 3) and are waiting for approval to start the Production Test (Phase 4). More than 4,500 events of the stacked traits (inserting both of insect resistance and glyphosate tolerance genes in a seed via biotechnology) are being screened in Phase 2 – Pilot test. Around 10 events passed the stringent screening process. Several years of field testing results for the double stacked traits showed a consistently positive performance, both at the Beijing testing site and Hainan testing site with heavy natural insect pressure.

Triple and Quadruple Stacked Traits: Stacked triple and quadruple traits of insect resistance and glyphosate tolerance genes with different resistance mechanisms have been under intermediate testing. These traits are expected to increase glyphosate tolerance and expand the insecticidal spectrum. More than 3,000 events of the stacked traits are being screened in a greenhouse environment of Phase 1-Laboratory Research.

Backcrossing Programs: Multiyear programs of backcrossing of our biotech products, including phytase, glyphosate tolerance, and stacked traits of Bt and G2 genes, into corn varieties from our own product lines as well as several product lines of multinational companies are progressing well. Successful backcrossing products into our own varieties are and will be submitted for government approvals in due course.

Hybrid Corn Seed Development Program:

The most significant development in the hybrid corn seed approval process in China is the introduction of the Corn Seed Green Pass Test System. Origin is now one of a few major seed companies in China able to use the national level Corn Seed Green Pass Test System. Under this system, Origin can introduce to the market our new hybrid varieties with the field tests conducted by us at our own test sites following a protocol developed by the government. This is an important step to accelerate new product introduction to the market.

Previously in China, new hybrid seed varieties needed to go through an official approval process prior to sales. This approval process typically involves three to four years of registered trials and normally proceeds according to the following sequential steps:

Pre-Registration ☐ Registration Trial 1 ☐ Registration Trial 2 ☐ Field Demo ☐ Approval

Each step leading up to approval takes approximately one year unless it needs to be repeated. In some localities the Registered Trial 2 and Field Demo steps are treated as one and the same step.

In the standard official approval process, the government test sites are limited by the size of test fields. So seed companies are limited in the amount of varieties submitted for testing. Under the new Corn Seed Green Pass Test System, Origin can conduct testing of much larger pools of varieties even in the early stage, which allows us to better screen the varieties from our breeding programs and introduce the best varieties earlier.

During fiscal year 2015, the first year under the new Green Pass Test System, we had more than 47 tests going through different stages of the testing stages. As the results of multiyear testing, we received registration approval for 7 of our new varieties. During the fiscal years 2013 to 2015, we received a total of 22 approvals for our corn seed hybrid products. This is a significant improvement from the previous three years, during which we only received a total of 5approvals.

Hybrid Corn Seed Registration and Approval

Year	Pre-Registration Trial	Registration Trial 1	Registration Trial 2	Field Demo	Registration Trial 2 + Field Demo	Approved
2011	72	16	5	5	4	0
2012	33	18	5	5	3	3
2013	44	12	3	6	2	7
2014	18	6	3	5	3	8
2015	13	27	4	3	N/A	7

Research and Development Outlook

With the continued growth of the Chinese economy, demand for higher levels of food production and agricultural products have increased substantially, and we expect that this demand will continue. This demand is being driven by several factors: by consumer desire for high-quality food products, increasing usage of agricultural products as bio-fuels, and dwindling arable land. The Chinese central government has taken a series of measures to deal with these issues. One of the approaches has been the approval of GM plant varieties. Compared with conventional varieties, the advantages of GM varieties include higher yield, higher quality and increased disease and weed resistance. Farmers plant GM varieties to save time and cost, while reducing the amount of field work. GM corn, soybean, and cotton have been widely used in the United States and in many other developed countries to guard against insect damage and to increase crop yields. A 10% to 15% increase in crop yields with the successful application of biotechnology has been routinely reported by Monsanto and Syngenta. According to the U.S. Department of Agriculture, the planted area for GM corn increased from 160,000 hectares in 1996 to about 35 million hectares in 2013 in the United States representing 90% of the corn grown. Since receiving approval from the Chinese government, cotton has been genetically modified to guard against damage from insects, such as the borer, and these varieties are now widely planted throughout China. GM cotton is widely accepted in the Chinese market. The Chinese authorities have taken preliminary steps in approving GM crop seed research and commercialization to meet the increasing demand for agricultural food products, as evidenced by the approval of our phytase corn and BT rice seed. We expect the Chinese authorities to continue in this direction, albeit with caution.

In the past several years, our focus on biotechnology research has continued to accelerate significantly. We initially were approved for the first GM corn seed crop in China. Our glyphosate-tolerant gene has been approved to advance to the next phase of development. We seek to become the leader in biotechnology and GM product commercialization in China. We expect that GM crop seeds will eventually gain wide acceptance in China and for this reason we have pursued biotechnology seed development and invested in genetic modification programs that focus on improving yields, product quality, and insect resistance and disease tolerance for corn seeds and other selected crop seeds. The development of biotechnology attributes remains a cornerstone of our business strategy. As a result, a significant proportion of our management resources are dedicated to building these capabilities across the Company for the introduction into the PRC domestic crop seed market.

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

Under government regulations, a registrant company must follow the following procedures prior to registration and marketing GM crops in China. Each step (except laboratory research) has an associated reporting and approval process established by the Ministry of Agriculture, the clearance of which is necessary in order to proceed:

1.	Laboratory Research: defined by genetic manipulations and research work conducted under a control system within laboratory;
2.	Intermediate Testing Phase: a small-scale test conducted under a regulated control system;
3.	Environmental Release Test: a medium-scale test conducted under natural condition by taking relatively secure measures;
4.	Production Test: a relatively large-scale test before production and application; and
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

Our accomplishments with hybrid crop seeds provide a foundation to launch into a range of GM products. Our agronomists and technical support provide the platform for us to educate farmers on the benefits of GM products. Our accumulated germplasm from conventional breeding techniques forms a basis to transform our genetic traits. Our high-end processing, production, and quality control will continue to ensure high-quality seed production. Our nationwide footprint and comprehensive data mining infrastructure allow for the matching of products with their most appropriate locations throughout China.

Key factors affecting our growth, operating results and financial condition

We expect our future growth, operating results and financial condition to be driven and affected by a number of factors and trends including but not limited to:

•	our ability to strategically manage our growth and expansion, organically or through mergers and acquisitions. If we do not manage our growth effectively, our growth may slow down and we may not be able to achieve or maintain profitability;

•	our ability to fit acquisitions and our corporate reorganization into our growth strategies to generate sufficient value to justify their cost;

•	our ability to develop new products through research and development;

•	our ability to expand internationally and develop our business in different regulatory, distribution and competitive markets;

•	our ability to evaluate our business lines and take action to discontinue aspects of our business as well as to take cost savings measures for the future growth of the company;

•	our ability to partner or joint venture for the creation of more advanced bio-technology products;

•	market fluctuations in the demand for and supply of crop seeds in China and our ability to anticipate market demand and adjust our volume and product mix to maximize revenues and maintain sufficiently high margins to achieve and maintain profitability;

•	our ability to continue to license or acquire crop seeds from third party developers and our ability to develop proprietary crop seeds;

•	our ability to continue to effectively market and distribute our core products through active agronomic assistance;

•	future consolidations in the crop seed industry in China that may give rise to new or strengthened competitors;

•	the possibility that the crop seed industry in China may favor genetically modified seeds over hybrid seeds, and our ability to develop, produce, market, and sell such products;

•	the possibility of major natural disasters in China, which may have an adverse impact on our business and results of operation, as there is currently no agriculture insurance available in China against natural disasters;

•	the Chinese government’s continuing support for the growth and development of the agriculture sector;

•	the impact of regulation affecting our industry;

•	our benefits from certain government incentives including tax incentives, the expiration of which, or changes to which, could have an adverse effect on our operating results;

•	the possibility that excess supply of one or more of our products in our markets may drive down prices and reduce our margins, especially if we are unable to sufficiently differentiate our products from those of our competitors thereby enabling us to charge higher prices; and

•	our ability to correctly estimate growers’ future needs, and match our product varieties and production levels to meet those needs.

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

Operating expenses, net

Our operating expenses, net consist of general and administrative expenses, research and development expenses, selling and marketing expenses and other income, net. Our operating expenses, net declined for the fiscal year ended September 30, 2015 compared to fiscal year 2014, mainly due to the expenses control efforts.

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

Equity award plans and award agreements

Our equity based awards are granted under the 2005, 2009 and 2014 Performance Equity Plans. We adopted the 2005 Plan in November 2005, under which we may issue equity based awards for up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we may issue equity based awards for up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. On December 22, 2014, our company adopted the 2014 Performance Equity Plan, under which we may issue equity based awards for up to 5,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. In addition to current equity awards to the directors and officers, we plan to expand our equity awards to a broader range of employees in order to align our employee incentives towards the stock performance. There are equity awards currently outstanding for nil ordinary shares under the 2005 Plan, for 1,175,000 ordinary shares under the 2009 Plan and for 195,000 ordinary shares under the 2014 Plan.

On December 22, 2014 , the compensation committee of the Board of Directors approved the substitution of restricted stock for outstanding grants under Tranche 5 that no longer offer the kind of incentive opportunity originally sought for valued employees given the fall in the market price of the ordinary shares of the Company during the recent years.  The revised terms of the stock options were accounted for as a modification in accordance with ASC 718-20. For the purpose of determining the amount of any incremental share-based compensation cost that may have resulted from the modification of the exercise prices, the Company compared the fair value of modified awards and that of the original awards, and determined that RMB0.62 million (US$0.1 million) of the modifications required the recognition of additional share-based payment expense.

As of September 30, 2015, all option based awards had an exercise price within the range of USD$1.27 to USD$12.33, and the awards expire 5 years from the date of grant and either vest immediately or vest over a period of 1 to 5 years, depending on the award. We recorded a total stock-based compensation expense of RMB1.89 million for the fiscal year ended September 30, 2013, and RMB1.32 million for the fiscal year ended September 30, 2014 and RMB1.61 million (USD$0.25 million) for the fiscal year ended September 30, 2015.

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

Impairment of long-lived assets

We perform the Goodwill Impairment Test on an annual basis. This process is conducted at the reporting unit level, defined as the lowest level of the Company, i.e., business units, subsidiaries, operating units, divisions, etc. As of September 30, 2015, the remaining goodwill on the books was exclusively arising from the acquisition of Denong. We conducted the annual Goodwill Impairment Test for the year ended September 30, 2015.

Specifically, the profits forecast in next five years were our key assumption for fair value evaluation. Assuming the revenues would maintain 5%-8% growth rate, the gross profit margin is consistently above 20% for each year, and net income would also be positive for next five years, the fair value of Denong is positive and exceeds its carrying value by 19%. Therefore, goodwill was not considered to be impaired as of September 30, 2015.While the performance of Denong’s rice business was impacted by weak market environments due to high industry inventory, we are actively introducing new products and plan to introduce more new products through our collaboration with research institutions. We expect the market to recover with the industry destocking and our new product introduction will help the margin recovery for making the above assumptions.

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

We have assessed the product quality, unsold quantity and the amount unit cost exceed the selling price performed by our quality inspectors and sales staff on an annual basis, and accordingly, determined the inventory write-downs based on the assessment results. We believe that the current methodologies on impairment assessment are adequate to address the risks of inventory write-downs. For fiscal year 2015, we had a write down of RMB10.97million (US$1.72 million) compared to RMB21.98 million for fiscal year 2014, and RMB38.56 million for fiscal year 2013.

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

Results of Operations

Fiscal Year Ended September 30, 2015 Compared To Fiscal Year Ended September 30, 2014

Revenues and Gross Margin

Total revenues for the fiscal year ended September 30, 2015 were RMB376.25 million (US$59.15 million), a decrease of 9.3% from RMB414.89 million during the fiscal year ended September 30, 2014. Overall, the year-over-year decrease in revenues was mainly due to the lower sales in corn and rice seed business as the result of fierce competition.

The table below lists the change in both revenues and gross margins exclusive of scrap sales between fiscal year 2015 and fiscal year 2014.

Items	Revenues			Gross Margin
	Year ended September 30, 2015	Year ended September 30, 2014	Change	Year ended September 30, 2015	Year ended September 30, 2014	Change in percentage point
	RMB’000	RMB’000
Hybrid Corn seeds	329,984	355,436	(7.2)%	34.3%	33.2%	1.1%
Hybrid Rice seeds	26,067	36,146	(27.9)%	(20.8)%	(10.0)%	(10.8)%
Hybrid Canola seeds	15,640	20,615	(24.1)%	49.5%	48.8%	0.7%
Total normal sales	371,691	412,197	(9.8)%	32.7%	30.8%	1.9%

Revenues from our hybrid corn seeds decreased by 7.2% to RMB329.98 million (US$51.87 million) in fiscal year 2015 from RMB355.44 million in fiscal year 2014, this year-over-year decrease was mainly due to the lower sales volumeas the result of fierce competition in this year. Gross margin of our corn products increased by 1.1% in fiscal year 2015 compared with fiscal year 2014, which was mainly because the average unit sale price increased by approximately 5% this year.

Revenues from our hybrid rice seeds decreased by 27.9% to RMB26.07 million (US$4.10 million) in fiscal year 2015 from RMB36.15million in fiscal year 2014, which was mainly due to increasing competition in the rice seed market. Revenues from our canola seeds decreased by 24.1% to RMB15.64 million (US$2.46 million) in fiscal year 2015 compared with RMB20.62 millionin fiscal year 2014.

Gross margin

The gross margin was 29.8% in fiscal year 2015 compared with 27.4% in fiscal year 2014, which was mainly because the average unit sale price of corn seedincreased by approximately 5% this year

Operating expenses

Operating expenses for fiscal year 2015 decreased to RMB110.87 million (US$17.43 million) from RMB138.22 million in fiscal year 2014. Lower operating expense for fiscal year 2015 was mainly due to lower advertisement and transportation expenses, continuous cost control and higher other operating income.

.

Selling and marketing

Selling and marketing expenses for fiscal year 2015 decreased to RMB39.99 million (US$6.3 million) from RMB58.97 million in fiscal year 2014. Lower expenses were due to the shift in the marketing strategy.

General and administrative

General and administrative expenses (“G&A”) decreased to RMB40.68 million (US$6.40 million) in fiscal year 2015 from RMB46.43 million in fiscal year 2014. This reduction in G&A expenses reflects our efforts to improve our operating efficiency and cost reduction.

Research and development

Research and development expenses (“R&D”) increased to RMB48.74 million (US$7.66 million) in fiscal year 2015 from RMB40.38 million in fiscal year 2014. We typically target R&D investment in the range of 7-13% of our total revenues although the actual investment fluctuates depending on the realization of R&D projects and the level of expansion our R&D will experience as we focus on biotechnology development.

Other income

Other income increased to RMB18.54 million (US$2.92 million) in fiscal year 2015 from RMB7.56 million in fiscal year 2014. The increase was mainly due to the reversal of liabilities aged over five years with amount of approximately RMB9.0 million (US$1.41 million) this year.

Income from operations

As a result of the impact of the components described above, income from operations were RMB1.34 million (US$0.21 million) in fiscal year 2015 compared with operating loss RMB24.48 million in fiscal year 2014. The increase in operating results was mainly due to decline in operating expenses this year.

Interest expense

Interest expense was RMB18.63 million (US$2.93 million) for the fiscal year 2015 compared to RMB19.74 million a year ago. This mainly represents bank loans from the Beijing, Xinjiang and Linze entities this year.

Net Loss

Net loss for the fiscal year ended September 30, 2015 were RMB13.81 million (US$2.17 million), compared with the net loss of RMB9.53 million during the fiscal year ended September 30, 2014. The year-over-year increase was mainly due to the reversal of tax liabilities with amount of RMB 39 million in last year.

Fiscal Year Ended September 30, 2014 Compared To Fiscal Year Ended September 30, 2013

Revenues and Gross Margin

Total revenues for the fiscal year ended September 30, 2014 were RMB414.89 million (US$67.52 million), a decrease of 14% from RMB481.69 million during the fiscal year ended September 30, 2013. Overall, the year-over-year decrease in revenues was mainly due to the lower sales in the Company’s rice seed business and a decline in the corn seed contract production business. Contract production business is when we produce seeds for other seed companies. Although contract production a common practice in China, this is not our main business. In fiscal year 2013, we had some large one-time contract production business as we started our Xinjiang production facility. The total revenues from our corn seed contract production were RMB27.98 million.

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

Exclusive of scrap sales, revenues from our hybrid corn seeds decreased by 6.9% to RMB355.44 million (US$57.85 million) in fiscal year 2014 from RMB381.82 million in fiscal year 2013, this year-over-year decrease was mainly due to the decline of corn seed contract production business in this year. Excluding scrap sales and contract production businesses, revenues from our key strategic corn seed business in fiscal year 2014 was RMB351.65 million (US$57.14 million), almost flat with that RMB353.84 million in fiscal year 2013. Gross margin of our corn products decreased by 5.4% in fiscal year 2014 compared with fiscal year 2013, which was mainly due to higher average unit purchase cost of seed as a result of lower seed production yield for one of our key production centers this year.

Non-scrap revenues from our hybrid rice seeds decreased by 50.3% to RMB36.15 million (US$5.88 million) in fiscal year 2014 from RMB72.71 million in fiscal year 2013, which was mainly due to increasing competition in the rice seed market. Gross margin of our rice products decreased by 27.7% in fiscal year 2014 compared with fiscal year 2013 due to fierce competition in the seed market. Non-scrap revenues from our canola seeds decreased by 5.3% to RMB20.62 million (US$3.35 million) in fiscal year 2014 compared with RMB21.77 million in fiscal year 2013.

Gross margin

The gross margin was 27.42% in fiscal year 2014 compared with 34.59% in fiscal year 2013. This decrease was mainly due to higher average unit purchase cost of seed as a result of lower seed production yield this year

Operating expenses

Operating expenses for fiscal year 2014 decreased to RMB138.22 million (US$22.50 million) from RMB148.45 million in fiscal year 2013. Lower operating expense for fiscal year 2014 was mainly due to corporate restructuring and expenses control efforts despite the increase in marketing expenses.

Selling and marketing

Selling and marketing expenses for fiscal year 2014 increased to RMB58.97 million (US$9.6 million) from RMB55.38 million in fiscal year 2013. Higher expenses were due to the increase in marketing expenses.

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

Interest expense

Interest expense increased by RMB8.41 million (US$1.39 million) to RMB19.74 million (US$3.21million) for the fiscal year 2014 from RMB11.33 million a year ago. This increase was mainly due to higher bank loans from the Beijing and Linze entities in this year.

Loss on disposal of an equity method investment

This represents a loss on disposal of the 30% equity investment, Shijiazhuang Liyu Technology Development Co., Ltd. in July 2014.

Loss on disposal of a subsidiary

In June 2014, the Company disposed of the subsidiary, Kunfeng, for the amount of RMB12.0 million (US$1.95 million), and the realized loss from this disposition was RMB2.6 million (US$0.43 million).

Income taxes benefit

Income taxes benefit for fiscal year 2014 were RMB38.38 million (US$6.25 million) compared with the tax expenses of RMB4.46 million for fiscal year 2013. The tax benefit represents the reversal of contingent tax liability of RMB39.06 million in this year. The standard enterprise income tax rate was 25% for 2014 and 2013. However, our PRC Operating Company, Beijing Origin is entitled to a preferential tax rate of 15%. For fiscal years ended September 30, 2013 and 2014, its effect of the preferential tax treatment was 10%. The preferential treatments in EIT to Xinjiang Origin is 2 years of exemption and 3 years of half reduction (counting from the year the Company makes a profits, it can be exempted from EIT in first two years and it should only pay for half of EIT from the third to fifth years). Xinjiang Origin recorded a profit in 2012, so it started to enjoy the EIT exemption in 2012.

Net income

Net loss for the fiscal year ended September 30, 2014 were RMB9.53 million (US$1.55 million), compared with the net income of RMB7.49 million during the fiscal year ended September 30, 2013. The year-over-year decline was mainly due to the revenue decline and increase in average unit cost of sales.

B.	Liquidity and Capital Resources.

As of September 30, 2013, 2014 and 2015, we had approximately RMB131.98 million, RMB46.27 million and RMB66.03 million (US$10.38 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and short term liquid investments with maturities of three months or less deposited with banks and other financial institutions. We believe our working capital is sufficient to meet our present requirements.

We financed our operations through cash generated from operating activities and bank borrowings. As of September 30, 2015, we had a total short-term borrowings of RMB220 million and long-term borrowings of RMB64.97 million. The weighted average interest rate was 6.26%, 6.24% and 6.25% for fiscal year 2013, 2014 and 2015, respectively. Please see Note 13 to our consolidated financial statement for the details of bank borrowing.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12 months ended September 30, 2011, 2012, 2013, 2014 and 2015.

Item	September 30
(In thousands)
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	37,457	82,713	(146,109)	(85,639)	52,189	8,204

Net cash provided by (used in) investing activities	(154,390)	(143,383)	(68,279)	(561)	(20,359)	(3,200)

Net cash provided by (used in) financing activities	(55,736)	83,400	191,687	394	(9,466)	(1,488)

Net (decrease) increase in cash and cash equivalents	(172,669)	22,730	(22,701)	(85,806)	22,364	3,516

Cash and cash equivalents, beginning of year	299,672	129,942	152,789	131,978	46,268	7,273

Effect of exchange rate changes on cash and cash equivalents	2,939	117	1,890	96	(2,607)	(410)

Cash and cash equivalents, end of year	129,942	152,789	131,978	46,268	66,025	10,379

Operating activities:

Net cash provided by operating activities was RMB52.19 million (US$8.20 million) for the fiscal year ended September 30, 2015, compared with net cash used of RMB85.64 million for the fiscal year ended September 30, 2014. The cash inflow this year in the operating activities was mainly due to inventory decrease of RMB65.84 million (US$10.35 million) and RMB60.10 million (US$9.45 million) lower advance received from the customers. Although the Company has incurred net losses and working capital deficit for the year ended September 30, 2015, we believe that the improvement the Company has made in the operating improvements will increase the Company’s revenue and cash flow from operating activities in 2016.

Investing activities:

Net cash used in investing activities was RMB20.36 million (US$3.2 million) for the fiscal year ended September 30, 2015, compared cash used of RMB0.56 million for the fiscal year ended September 30, 2014. The increase was mainly due to the purchase of equipment and intangible assets.

Financing activities:

Net cash used in financing activities was RMB9.47 million (US$1.49 million) for the fiscal year ended September 30, 2015, compared cash provided of RMB0.39 million for the fiscal year ended September 30, 2014. The increase was mainly due to the repayment of short-term borrowings.

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

The nature of our business involves cycles in expenses and revenues that are not always in phase. Most often in the third to fourth quarters of our fiscal year, we may face costs that are in excess of our cash flow sources during that period. Whether that occurs, and to what extent it occurs, depends on the amount of deposits received from customers compared with the advanced payments made by us to our seed producing farmers and the final payment for seed procurement. The exact timing of these payments is determined by the Chinese lunar calendar, which varies from one calendar year to the next. As a result, in some years our working capital needs are greater than in others. This aspect of the business is the reason we have customarily relied upon short term loans to cover our expenses pending receipt of cash payment from farmers at the time of seed purchases. We, on a consolidated basis, have had access to sufficient financing in the past to manage these cash flow cycles. We have consistently repaid our short-term borrowings at or before maturity.

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

We have established technological cooperative relationships with five universities and sixteen research institutes in China, including Beijing University, China Agricultural University, Chinese Academy of Sciences, and Henan Agriculture University. We employ 81 full-time research personnel.

Our research and development expenditures were RMB44.77 million, RMB37.63 million, RMB42.16 million, RMB40.38 million and RMB48.74 million for fiscal years ended September 30, 2011, 2012, 2013, 2014 and 2015, respectively. Our continued research and development spending is a result of our efforts to self-develop seed varieties and biotechnology traits both through joint development and in-house efforts.

The company has received government funding for research and development activities. Such funding was received in the fiscal years 2013, 2014 and 2015 in the amounts of RMB16.11 million, RMB7.61 million and RMB7.08 million, respectively.

D.	Trend Information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events in the period from October 1, 2014 to September 30, 2015 that were reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E.	Off-balance Sheet Arrangements.

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts or outstanding derivative financial instruments. We do not engage in trading activities involving non-exchange traded contracts.

F.	Tabular Disclosure of Commitments and Contingencies.

We have various contractual obligations that will affect our liquidity. The following table sets forth our contractual obligations as of September 30, 2015.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Commitment	4,877	4,877	-	-	-
Short term Debt Obligations	220,000	220,000	-	-	-
Long term Debt Obligations	64,972	24,000	40,972	-	-
Interest on Debt Obligations	11,626	9,609	2,017	-	-
Operating Lease Obligations	2,675	812	1,408	455	-
Total	292,524	249,689	42,380	455	-

G.	Safe Harbor.

Except for historical facts and financial data, the information included in Items 5.A through 5.D and 5.F is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in this Item 5.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of September 30, 2015.

Name	Age	Position

Gengchen Han	60	Chairman of the Board, President and Chief Executive Officer
Yasheng Yang	53	Vice Chairman of the Board
James Kang	56	Independent Director
Min Tang	62	Independent Director
Michael W. Trimble	58	Independent Director
David W. Bullock	51	Independent Director
James Chen	50	Chief Financial Officer

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

Dr. Y. James Kang has been a director of Origin since January 2010. Dr. Kang is a Professor and Distinguished University Scholar in the Department of Pharmacology and Toxicology at the University Of Louisville School Of Medicine. He is also a National One-Thousand Talents Theme Professor and the Director of Regenerative Medicine Research Center at Sichuan University West China Hospital in China. Dr. Kang has also been serving as the President and CEO of InnoRem, Inc. and the President of International Organization of Life Science and Biotechnology. Prior to this, Dr. Kang received his PhD. Degree from Iowa State University and completed his post doctoral fellow training at Cornell University Medical College in New York.

Mr. David W. Bullock has been a director of Origin since January 2015. Mr. Bullock is currently the Chief Financial Officer of Pinnacle Agriculture Holdings LLC, a distributor of agricultural inputs in the United States. Mr. Bullock is the former Chief Financial Officer of Graham Packaging Company Inc. ("GRM") and former Chief Operating Officer, Executive Vice President and Chief Financial Officer of UAP Holding Corporation ("UAPH"). Mr. Bullock served as the CFO of GRM, a global manufacturer of rigid plastics containers, from 2009 until the sale of the company in 2011. From 2002 to 2008, Mr. Bullock served as Chief Operating Officer, as well as Executive Vice President and Chief Financial Officer, of UAPH, a distributor of agricultural inputs. Prior to UAPH, Mr. Bullock held various positions with FMC Corporation, Air Products and Chemicals Inc., and Westinghouse Electric. Mr. Bullock currently serves as the Chairman of the Board of BMC Stock Holdings, Inc., and as a director of Pinnacle Agriculture Holdings LLC. Mr. Bullock received an M.B.A. from Cornell University and a B.S. in Electrical Engineering from Lehigh University.

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

The aggregate cash compensation paid to our directors and executive officers as a group was RMB4.24 million (US$0.67 million) for the twelve months ended September 30, 2015. Options granted are stated in the chart found below.

2005 Performance Equity Plan

On November 8, 2005 the company adopted the 2005 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. We had outstanding awards for nil ordinary shares under the 2005 Plan at September 30, 2015.

2009 Performance Equity Plan

On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. We had outstanding awards for 1,190,000 ordinary shares under the 2009 Plan at September 30, 2015.

2014 Performance Equity Plan

On December 22, 2014, the company adopted the 2014 Performance Equity Plan, under which we are able to issue equity awards for up to 5,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. In addition to current equity awards to the directors and officers, we plan to expand our equity awards to a broader range of employees in order to align our employee incentives towards our stock performance. We had outstanding awards for 195,000 ordinary shares under the 2014 Plan at September 30, 2015.

Those awards held by the current directors and officers are listed below.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price		Grant Date	Expiration Date
Gengchen Han	20,000	$12.23	/Share	January 4, 2010	January 3, 2015
	20,000	$10.84	/Share	January 3, 2011	January 2, 2016
	120,000	$2.55	/Share	January 3, 2012	January 2,2017
	120,000	$1.44	/Share	January 2, 2013	January 1,2018
	120,000	$1.27	/Share	January 2, 2014	January 1,2019
	120,000	$1.48	/Share	January 2, 2015	January 1,2020
Yasheng Yang	5,000	$12.23	/Share	January 4, 2010	January 3, 2015
	5,000	$10.84	/Share	January 3, 2011	January 3, 2016
	5,000	$2.55	/Share	January 3, 2012	January 2,2017
	5,000	$1.44	/Share	January 2, 2013	January 1,2018
	5,000	$1.27	/Share	January 2, 2014	January 1,2019
	5,000	$1.48	/Share	January 2, 2015	January 1,2020
Michael Trimble	5,000	$12.23	/Share	January 4, 2010	January 3, 2015
	5,000	$10.84	/Share	January 3, 2011	January 2, 2016
	5,000	$2.55	/Share	January 3, 2012	January 2,2017
	5,000	$1.44	/Share	January 2, 2013	January 1,2018
	5,000	$1.27	/Share	January 2, 2014	January 1,2019
	5,000	$1.48	/Share	January 2, 2015	January 1,2020
Min Tang	10,000	$12.23	/Share	January 4, 2010	January 3, 2015
	5,000	$10.84	/Share	January 3, 2011	January 2, 2016
	5,000	$2.55	/Share	January 3, 2012	January 2,2017
	5,000	$1.44	/Share	January 2, 2013	January 1,2018
	5,000	$1.27	/Share	January 2, 2014	January 1,2019
	5,000	$1.48	/Share	January 2, 2015	January 1,2020
Y. James Kang	5,000	$12.23	/Share	January 4, 2010	January 3, 2015
	5,000	$10.84	/Share	January 3, 2011	January 2, 2016
	5,000	$2.55	/Share	January 3, 2012	January 2,2017
	5,000	$1.44	/Share	January 2, 2013	January 1,2018
	5,000	$1.27	/Share	January 2, 2014	January 1,2019
	5,000	$1.48	/Share	January 2, 2015	January 1,2020
David W. Bullock	5,000	$1.48	/Share	January 2, 2015	January 1,2020
James Chen	200,000	$2.55	/Share	January 3, 2012	January 2,2017
	200,000	$1.44	/Share	January 2, 2013	January 1,2018
	200,000	$1.27	/Share	January 2, 2014	January 1,2019
	50,000	$1.48	/Share	January 2, 2015	January 1,2020

C.	Board Practices.

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

Employment Agreements

Dr. Han, our Chairman, President and Chief Executive Office,has an employment agreement with us. The agreement currently has a term of three years commencing on January 1, 2015. Dr. Han is entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreement is terminable by Origin for death, disability and cause. Dr. Han may terminate the agreement and his employment for good reason, which includes Origin’s breach, the executive’s loss of his seat on the board of directors, and change of control of Origin. In the event of termination for good reason or without cause, the executive will receive compensation and benefits under his employment agreement through the earlier of two years from the date of termination or through the term of the agreement. The agreements contain provisions for the protection of confidential information and a three-year non-competition period within China.

Board committees

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominations Committee.

Audit Committee

The members of our Audit Committee are David W. Bullock(chairman) and Min Tang. Our board of directors has determined that all of our Audit Committee members are independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

The board of directors has determined that each of Messrs. David W. Bullock (chairman) and Min Tanghas an understanding of Generally Accepted Accounting Principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of Audit Committee functions.

The board of directors believes that Mr. Bullock qualifies as an “audit committee financial expert” within the meaning of all applicable rules. The board of directors believes that Mr. Bullock has financial expertise from his degrees in business, his activities as a chief financial officer of various companies, and his consulting activities in the areas of accounting, corporate finance, capital formation and corporate financial analysis.

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

Pursuant to the terms of its charter, as amended, the Audit Committee’s responsibilities include, among other things:

•	annually reviewing and reassessing the adequacy of the Audit Committee’s form of charter;
•	reviewing our annual audited financial statements with our management and our independent auditors and the adequacy of our internal accounting controls;
•	reviewing analyses prepared by management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
•	engaging of the independent auditor;
•	reviewing the independence of the independent auditors;
•	reviewing our auditing and accounting principles and practices with the independent auditor and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditor or our management;
•	appointment of the independent auditor; and
•	approving professional services provided by the independent auditors, including the range of audit and non-audit fees.

The Audit Committee pre-approves the services to be provided by our independent auditors. The Audit Committee also reviews and recommends to the board of directors whether or not to approve transactions between us and any officer or director that occurs outside the ordinary course of business.

Compensation Committee

The members of our Compensation Committee are Min Tang (interim chairman) and James Kang. The Compensation Committee also administers our equity award plans, including the authority to make and modify awards under the 2005, 2009 and 2014 Performance Equity Plans. The current charter of the Compensation Committee, which was adopted March 16, 2007, provides that the committee is responsible for:

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors, officers and other senior employees;
•	reviewing and determining performance-based awards and compensation for our officers and other employees;
•	reviewing and determining share-based compensation (including the 2005, 2009 and 2014 Performance Equity Plans) for our directors, officers, employees and consultants;
•	administering our equity incentive plans (including the 2005, 2009 and 2014 Performance Equity Plans) in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

Nominating Committee

Our Nominating Committee consists of Michael W. Trimble (chairman) andDavid Bullock. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The Nominating Committee will identify, evaluate and recommend candidates to become members of the Board of Directors with the goal of creating a balance of knowledge and experience.  The Nominating Committee is not a fully independent committee. When Mr. David W. Bullock becomes a director, it is anticipated that he will be appointed to the Nominating Committee.

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

Under Rule 5635, a US domestic listed company is required to obtain shareholder approval of equity award plans and issuances of equity securities in excess of certain amounts when at less than market or book value. There are no such mandatory requirements under BVI law. We do not plan to get shareholder approval for future increases in the 2005 Plan, 2009 Plan and 2014 Plan or for any other equity award plan approved by the directors in the future or for issuances of equity securities that exceed 20% of the outstanding shares of the Company if they are sold at less than market or book value.

We have filed documentation with NASDAQ exempting the company under those provisions that BVI law does not require.

D.	Employees.

We had 607, 474 and 387 employees as of September 30, 2013, 2014 and 2015, respectively, excluding Xinjiang Origin. Substantially all of our employees are located in China. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of September 30, 2015:

Areas of Operations	Number of Employees	Percentage of Total
Research and Development	81	20.9%
Sales and Marketing	80	20.7%
Production	130	33.6%
Quality Control	23	5.9%
Others	73	18.9%
Total	387	100.0%

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

Xinjiang Origin, at its corn seed processing facility, had 71, 57 and 43 employees as of September 30, 2013, 2014 and 2015, respectively.

During the last four years, the Company has initiated corporate wide restructuring programs and operating improvement efforts. During these initiatives, Origin has reduced the total number of employees from 856 as of September 30, 2011 to 430 as of September 30, 2015). As a result, the Company has paid out RMB3.05 million, RMB1.83 million, RMB4.50 million and RMB 2.0 million as the severance packages for the fiscal year 2012, 2013, 2014 and 2015 respectively.

E.	Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2015, by each of our directors and executive officers who beneficially own our ordinary shares, and other principal shareholders.

	Shares Beneficially Owned ( * )
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han, Chairman of the Board, Chief Executive Officer (1)(2)	4,483,827	19.65%
Yasheng Yang, Vice Chairman of the Board and Director (1)(3)	449,600	1.97%
James Kang, Director (1)(4)	-	-
Min Tang, Director (1)(5)	-	-

Michael W. Trimble,Director (6)	80,000	0.33%
James Chen, CFO (1)(7)	208,693	0.91%
David Bullock, Director (1)	-	-
Principal Shareholders:
Bonasmart Limited	2,117,445	9.28%

* Beneficial ownership and percentage is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(1)	The business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing, PRC 102206. See Item 6B. “Directors, Senior Management, and Employees – Compensation” for discussion of option included in the table granted under the 2005, 2009 and 2014 Performance Equity Plans.

(2)	The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares. Excludes 500,000 shares that may be acquired under stock options held by Dr. Han.

(3)	The shares reported in the above table are held by Mr. Yang through a personal holding Company, Leekdon Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Mr. Yang will have voting and dispositive authority over all the shares. Excluding 25,000 shares that may be acquired under stock options held by Mr. Yang.

(4)	Excludes 25,000 shares that may be acquired under stock options by Mr. Kang.

(5)	Excludes 25,000 shares that may be acquired under stock options by Mr. Tang.

(6)	The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131. Excludes 25,000 shares that may be acquired under stock options held by Mr. Trumble.

(7)	Excludes 650,000 shares that may be acquired under stock options held by Mr. Chen.

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

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A	Major shareholders.

Please refer to Item 6.E “Directors, Senior Management and Employees – Share Ownership.”

B.	Related party transactions.

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

Beijing Shihui Agriculture Ltd.

Based in Beijing, China, Beijing Shihui Agriculture Limited (”Beijing Shihui”) was established in 2010 by close family members of the Company’s CEO. Beijing Shihui is mainly engaged in crop seed sales, information technology services, and internet operations. Beijing Shihui provides information technology services and online seed businesses to the Company.

On December 18, 2013, the Company entered into an assets pledge agreement with Beijing Shihui. Under the agreement, the short term bank loans of RMB1.0 million of Beijing Shihuiwas secured by the Company’s restricted cash of RMB1.32 million. The agreement terminated on December 18, 2014.

During the fiscal year 2015, the sales to Beijing Shihui was RMB40.57 million (US$6.38 million), which accounted for 10.8% of the sales of the Company, the transaction is based onarm's-length.

C.	Interests of experts and counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A	Consolidated statements and other financial information.

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

B.	Significant changes.

No significant changes since September 30, 2015

ITEM 9.	THE OFFER AND LISTING

A.	Offering and listing details.

Origin’s ordinary shares are listed on the NASDAQ Global Select Market where they trade under the SEED ticker symbol.

The following table provides the historical high and low trading United States dollar prices for Origin’s ordinary shares for the periods indicated below:

	Nasdaq
	Price per Share (US$)
	High	Low
Annual Market Prices
Year 2011(until September 30 2011)	11.31	2.33
Year 2012 (until September 30, 2012)	4.49	1.30
Year 2013 (until September 30, 2013)	1.89	1.34
Year 2014 (until September 30, 2014)	3.47	1.17
Year 2015 (until September 30, 2015)	2.89	1.02

Quarterly Market Prices
First Quarter 2014, ended December 31, 2013	2.39	1.17
Second Quarter 2014, ended March 31, 2014	3.47	1.26
Third Quarter 2014, ended June 30, 2014	2.47	1.92
Fourth Quarter 2014, ended September 30, 2014	2.33	1.90
First Quarter 2015, ended December 31, 2014	2.25	1.19
Second Quarter 2015, ended March 31, 2015	1.86	1.02
Third Quarter 2015, ended June 30, 2015	2.89	1.41
Fourth Quarter 2015, ended September 30, 2015	2.00	1.12

Monthly Market Prices	NASDAQ Price per Share (US$)
	High	Low
Jul-15	2.00	1.43
Aug-15	1.75	1.12
Sep-15	1.50	1.28
Oct-15	1.78	1.37
Nov-15	1.74	1.43
Dec-15	1.62	1.30

B.	Plan of distribution.

Not applicable.

C.	Markets.

See Item 9.A above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

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

Taxation in China

We are a holding company incorporated in the BVI, which indirectly holds our equity interests in our PRC operating subsidiaries. The EIT Law and its implementation rules, both of which became effective as of January 1, 2008, provide that a PRC enterprise is subject to a standard income tax rate of 25%, and China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent’s jurisdiction of incorporation and China to reduce such rate.

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

U.S. Holders

Dividends on ordinary shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ordinary shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ordinary shares for a sufficient period of time, dividend distributions on our ordinary shares will generally constitute qualified dividend income taxed at a preferential rate as long as our ordinary shares continue to be readily tradable on the NASDAQ Global Select Market and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

We believe that we were not a PFIC for the taxable year 2015. However, there can be no assurance that we will not be a PFIC for the taxable year 2015 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2015 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

Interest rate risk

Our significant interest-bearing financial liabilities are bank borrowings. Short-term and long-term borrowings account for 77% and 23%, respectively, of total borrowings as of September 30, 2015. Short-term borrowings will mature at various dates within the year ending September 30, 2016, which does not expose us to interest rate risk. Our interest rate risk arises primarily from long-term borrowings. During the year ended September 30, 2015, all of our long-term borrowings were issued at variable rates, hence exposing us to cash flow interest rate risk which is partially offset by cash held at variable rates.

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

We have recorded RMB1.78million (US$0.28 million) of foreign exchange gain in our net income for the twelve months ended September 30, 2015, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are exchanged, as well as re-evaluate its policy of using a fixed-rate regime to a basket of currencies govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.8%, 3.1%, 1.6% and 1.6% in the fiscal year ended September 30, 2012, 2013, 2014 and 2015 respectively. Sustained or increased inflation in China could have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

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

(a)           Disclosure Controls and Procedures: As of September 30, 2015 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s management including the Chief Executive Officer and the Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company's disclosure controls and procedures. We have determined those controls are effective as of September 30, 2015.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2015. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, the management hasn’t identified material weakness in the Company’s internal control over financial statement closing process, as a result, the management concluded that the Company’s internal control over financial reporting was effective.

(c)            Attestation report of the registered public accounting firm. BDO China Shu Lun Pan Certified Public Accountants LLP, our independent registered public accounting firm, has audited our internal control over financial reporting as of September 30, 2015, and has issued an attestation report set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Origin Agritech Limited

We have audited the internal control over financial reporting of Origin Agritech Limited and its subsidiaries and variable interest entities (the “Company”) as of September 30,2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15(b), Report of Origin’s Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities as of September 30, 2014 and 2015, and the related consolidated statements of income and comprehensive income, equity, and cash flows for the yearsended September 30, 2013, 2014 and 2015 and our report dated January 28, 2016 expressed an unqualified opinion thereon.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

January 28, 2016

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

The board of directors believes that Mr. David W. Bullock, a member of our Audit Committee, meets the criteria for an “audit committee financial expert” as established by the SEC and is an independent director.

Mr. Bullock will not be deemed an “expert” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Bullock as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of our Audit Committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Bullock as an audit committee financial expert does not affect the duties, obligations or liability of any other member of our Audit Committee or board of directors, and Mr. Bullock is determined to be independent directors.

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

The aggregate fees billed for the fiscal year ended September 30, 2014 and 2015, for professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP for the audits of internal controls over financial reporting and the consolidated financial statements as of and for the fiscal years ended September 30, 2014 and 2015 were RMB2.10 million and RMB2.0million (US$0.31 million), respectively.

(b)	Audit - Related Fees.

The aggregate fees billed for the years ended September 30, 2014 and 2015 for professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP for the performance of agree-upon procedures for the quarterly financial statements during the year ended September 30, 2014 and 2015 were RMB0.19 million and RMB0.19 million (US$0.03 million), respectively. We also incurred a fee of RMB0.08 million (US$0.01 million) during the year ended September 30, 2015 to BDO China Shu Lun Pan Certified Public Accountants LLP for their consent to incorporation by reference to the prior year’s auditor’s reports in our Registration Statement on Form S-8.

(c)	Tax Fees.

We did not enter into any engagement during the fiscal years ended September 30, 2014 or 2015 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d)	All Other Fees.

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal years ended September 30, 2014 and 2015.

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

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit
Number	Description
1.1	Memorandum and Articles of Association of Origin Agritech Limited re-registered under the new Business Companies Act of the British Virgin Islands as of July 10, 2006 (Incorporated by reference to Exhibit 1.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006.

4.1	2005 Performance Equity Plan (Incorporated by reference to Annex D of the proxy statement/prospectus included in our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 27, 2005).

4.2	2009 Performance Equity Plan (Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (file no. 333-166226) filed with the Securities and Exchange Commission on April 22, 2010).

4.3	Technical Service Agreement between Origin Biotechnology and Beijing Origin (Incorporated by reference to Exhibit 10.14 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.4	Technical Service Agreement between Origin Biotechnology and Henan Origin (Incorporated by reference to Exhibit 10.15 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.5	Technical Service Agreement between Origin Biotechnology and Changchun Origin (Incorporated by reference to Exhibit 10.16 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.6	Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.17 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.7	Technology Transfer Agreement between Henan Agriculture University and Beijing Origin (YuYu22) (Incorporated by reference to Exhibit 10.27 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.8	Joint Development agreement with Corn Research Institute of Li County (1st Agreement) (Incorporated by reference to Exhibit 10.28 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.9	Joint Development Agreement with Corn Research Institute of Li County (2nd Agreement) (Incorporated by reference to Exhibit 10.29 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005).

4.10	Form Equity Transfer Agreement between Beijing Origin and shareholders of DenongZhengcheng Seed Co., Ltd. pursuant to which Beijing Origin acquired 52.21% equity interest in DenongZhengcheng Seed Co., Ltd. dated as of January 16, 2006 (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006),

4.11	Equity Transfer Agreement between Beijing Origin and Jilin Academy of Agriculture Science dated as of December 6, 2005 (Incorporated by reference to Exhibit 4.17 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.12	Equity Transfer Agreement between Beijing Origin and China National Center for Biotechnology Development dated as of December 28, 2004 (Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.13	New Corn Seed Liyu 35 Joint Development Agreement between Beijing Origin and Shijiazhuang Liyu Technology Development Co., Ltd. dated as of March 30, 2006 (Incorporated by reference to Exhibit 4.20 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006).

4.14	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 31, 2002 (Incorporated by reference to Exhibit 4.21 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.15	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 9, 2003 (Incorporated by reference to Exhibit 4.22 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.16	2014 Performance Equity Plan (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on January 12, 2015),

8.1*	List of Subsidiaries

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its reports on the Registrant’s consolidated financial statements for fiscal years ended 2013, 2014 and 2015 and the effectiveness of the Registrant’s internal control over financial reporting as of September 30, 2015 into Registrant's Registration Statements on Form S-8 (#333-202947, #333-166226 and #333-145865)

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: January 28, 2016	ORIGIN AGRITECH LIMITED

/S/ Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Origin Agritech Limited

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities (the “Company”) as of September 30, 2014 and 2015 and the related consolidated statements of income and comprehensive income, equity and cash flows for the years ended September 30, 2013, 2014 and 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2014 and 2015, and the results of its operations and its cash flows for the years ended September 30, 2013, 2014 and 2015, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated January 28, 2016 expressed an unqualified opinion thereon.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

January 28, 2016

ORIGIN AGRITECH LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except number of share and per share data)

	September 30,
	2014	2015	2015
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	46,268	66,025	10,379
Restricted cash (note 3; note 13)	15,670	-	-
Accounts receivable, less allowance for doubtful amounts of RMB5,881 and RMB4,845 as of September 30, 2014 and 2015, respectively (note 4)	1,021	2,051	322
Due from related parties (note 3)	2,698	-	-
Advances to suppliers (note 5)	17,751	10,484	1,648
Advances to growers	20,759	20,796	3,269
Inventories (note 6)	516,368	439,562	69,099
Income tax recoverable	48	48	8
Other current assets (note 7)	4,368	4,793	753
Total current assets	624,951	543,759	85,478
Restricted cash	-	20,280	3,188
Land use rights, net (note 8)	31,799	31,722	4,987
Plant and equipment, net (note 9)	338,526	324,905	51,075
Long-term investments (note 10)	18,721	18,721	2,943
Goodwill (note 2)	11,973	11,973	1,882
Acquired intangible assets, net (note 11)	34,891	31,390	4,935
Other assets (note 12)	4,009	3,079	484
Total assets (including amounts of the consolidated VIEs without recourse to the Company of RMB1,050,724 and RMB975,507 as of September 30, 2014 and 2015, respectively)	1,064,870	985,829	154,972

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (note 13)	225,000	220,000	34,584
Current portion of long-term borrowings (note 13)	33,805	24,000	3,773
Accounts payable	4,525	4,389	690
Due to growers	17,943	17,337	2,725
Due to related parties (note 3)	11,711	42,284	6,647
Advances from customers	324,645	264,547	41,587
Deferred revenues	19,029	11,248	1,768
Income tax payable (note 18; note 21)	-	37	6
Other payables and accrued expenses (note 14)	67,953	50,298	7,907
Total current liabilities	704,611	634,140	99,687
Long-term borrowings (note 13)	31,023	40,972	6,441
Other long-term liability (note 15)	19,649	19,939	3,134
Total liabilities(including amounts of the consolidated VIEs without recourse to the Company of RMB740,743 and RMB678,740 as of September 30, 2014 and 2015, respectively)
	755,283	695,051	109,262
Commitments and contingencies (note 21)
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 24,016,163 and 24,091,163 shares issued as of September 30, 2014 and 2015; 22,738,541 and 22,813,541 shares outstanding as of September 30, 2014 and 2015, respectively)	-	-	-
Additional paid-in capital	400,888	402,500	63,273
Accumulated deficit	(103,000)	(116,808)	(18,362)
Treasury stock at cost (1,277,622 and 1,277,622 shares as of September 30, 2014 and 2015, respectively) (note 17)	(37,445)	(37,445)	(5,886)
Accumulated other comprehensive loss	(4,446)	(7,053)	(1,110)
Total Origin Agritech Limited shareholders’ equity	255,997	241,194	37,915

Non-controlling interests	53,590	49,584	7,795
Total equity	309,587	290,778	45,710

Total liabilities and equity	1,064,870	985,829	154,972

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except number of share and per share data)

	Year ended September 30,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Revenues, including sales to a related party of RMB nil, RMB nil and RMB40,586 for the years ended September 30, 2013, 2014 and 2015, respectively (note 3)	481,694	414,891	376,250	59,147
Cost of revenues	(315,082)	(301,148)	(264,039)	(41,507)
Gross profit	166,612	113,743	112,211	17,640
Operating expenses
Selling and marketing	(55,375)	(58,972)	(39,987)	(6,286)
General and administrative	(66,153)	(46,428)	(40,684)	(6,396)
Research and development	(42,162)	(40,377)	(48,741)	(7,662)
Other income, net	15,241	7,555	18,541	2,915
Total operating expenses, net	(148,449)	(138,222)	(110,871)	(17,429)

Income(loss) from operations	18,163	(24,479)	1,340	211

Interest expense	(11,326)	(19,743)	(18,634)	(2,929)
Share of net income (loss) of equity investments	5,161	(776)	-	-
Loss on disposal of an equity method investment	-	(1,498)	-	-
Loss on disposal of a subsidiary	-	(2,623)	-	-
Interest income	1,776	596	775	122
Income (loss) before income taxes	13,774	(48,523)	(16,519)	(2,596)

Income tax (expense) benefits(note 18)
Current	(2,707)	(677)	(1,295)	(204)
Deferred	(1,755)	-	-
Reversal of contingent tax liability	-	39,060	-
Income tax (expense) benefits	(4,462)	38,383	(1,295)	(204)

Net income (loss)	9,312	(10,140)	(17,814)	(2,800)
Less: Net income (loss) attributable to non-controlling interests	1,818	(613)	(4,006)	(630)

Net income (loss) attributable to Origin Agritech Limited	7,494	(9,527)	(13,808)	(2,170)
Other comprehensive income (loss)
Net income (loss)	9,312	(10,140)	(17,814)	(2,800)
Foreign currency translation difference	1,890	(56)	(2,607)	(410)
Comprehensive income (loss)	11,202	(10,196)	(20,421)	(3,210)
Less: Comprehensive income (loss) attributable to non-controlling interests	1,818	(613)	(4,006)	(630)
Comprehensive income (loss) attributable to Origin Agritech Limited	9,384	(9,583)	(16,415)	(2,580)

Net income (loss) attributable to Origin Agritech Limited per share - basic (note 19)	0.32	(0.42)	(0.61)	(0.10)

Net income (loss) attributable to Origin Agritech Limited per share - diluted (note 19)	0.32	(0.42)	(0.61)	(0.10)

Shares used in calculating basic net income (loss) per share	23,259,127	22,743,853	22,794,791	22,794,791

Shares used in calculating diluted net income (loss) per share	23,278,443	22,743,853	22,794,791	22,794,791

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except number of share and per share data)

	Equity attributable to Origin Agritech Limited
					Accumulated
			Additional	Accumulated	Other		Non-
	Common stock		Paid-in	Earnings	Comprehensive	Treasury	controlling	Total
	Shares	Amount	Capital	(Deficit)	Income (Loss)	Stock	Interests	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of September 30, 2012	23,382,812	-	397,671	(100,967)	(6,280)	(29,377)	52,385	313,432

Net income for the year	-	-	-	7,494	-	-	1,818	9,312
Issuance of restricted share	134,500	-	-	-	-	-	-	-
Share repurchased	(611,386)	-	-	-	-	(6,282)	-	(6,282)
Share-based compensation expense	-	-	1,893	-	-	-	-	1,893
Translation adjustments	-	-	-	-	1,890	-	-	1,890
Balance as of September 30, 2013	22,905,926	-	399,564	(93,473)	(4,390)	(35,659)	54,203	320,245

Net loss for the year	-	-	-	(9,527)	-	-	(613)	(10,140)
Share repurchased	(167,385)	-	-	-	-	(1,786)	-	(1,786)
Share-based compensation expense	-	-	1,324	-	-	-	-	1,324
Translation adjustments	-	-	-	-	(56)	-	-	(56)

Balance as of September 30, 2014	22,738,541	-	400,888	(103,000)	(4,446)	(37,445)	53,590	309,587

Net loss for the year	-	-	-	(13,808)	-	-	(4,006)	(17,814)
Issuance of restricted share	75,000	-	-	-	-	-	-	-
Share-based compensation expense	-	-	1,612	-	-	-	-	1,612
Translation adjustments	-	-	-	-	(2,607)	-	-	(2,607)
Balance as of September 30, 2015	22,813,541	-	402,500	(116,808)	(7,053)	(37,445)	49,584	290,778

In US$ @ 6.3613		-	63,273	(18,362)	(1,110)	(5,886)	7,795	45,710

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Operating activities:
Net income (loss) attributable to Origin Agritech Limited	7,494	(9,527)	(13,808)	(2,170)
Adjustments to reconcile net income(loss) to net cash provided by operating activities:
Depreciation and amortization	28,164	28,524	30,547	4,802
Loss (gain) on disposal of plant and equipment	(4,505)	943	152	24
Loss on disposal of a subsidiary	-	2,623	-	-
Loss on disposal of an equity method investment	-	1,498	-	-
Allowance for doubtful account	5,358	15	-	-
Provision for inventories	38,561	21,984	10,965	1,724
Deferred income tax assets	1,755	-	-	-
Non-controlling interests	1,818	(613)	(4,006)	(630)
Share-based compensation expense	1,893	1,324	1,612	253
Share of net (income) loss of equity method investments	(5,161)	776	-	-
Changes in operating assets and liabilities:
Accounts receivable, net	(242)	914	(1,030)	(162)
Due from related parties	(1,318)	702	2,698	424
Advances to growers	29,721	37,714	(37)	(6)
Advances to suppliers	(27)	(7,983)	7,267	1,142
Inventories	(226,828)	(67,541)	65,841	10,350
Income tax recoverable	996	1,114	-	-
Other current assets	9,574	1,824	(425)	(67)
Other assets	3,135	7,247	930	146
Accounts payable	(441)	(65)	(136)	(21)
Due to growers	33,571	(19,933)	(606)	(95)
Due to related parties	(1,239)	10,181	30,573	4,806
Advances from customers	(63,473)	(46,926)	(60,098)	(9,447)
Income tax payable	-	(39,060)	37	6
Deferred revenues	(1,174)	(3,040)	(7,781)	(1,223)
Other long-term liabilities	(780)	(1,380)	290	46
Other payables and accrued expenses	(2,961)	(6,954)	(10,796)	(1,698)

Net cash provided by (used in) operating activities	(146,109)	(85,639)	52,189	8,204

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(In thousands)

	Year ended September 30,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Investing activities:
Proceeds from disposal of equity investment	-	900	-	-
Dividends received	2,700	3,000	-	-
Proceeds from disposal of a subsidiary, net of cash disposed	-	11,980	-	-
Purchase of plant and equipment	(63,282)	(10,502)	(14,747)	(2,318)
Proceeds from disposal of plant and equipment	7,875	6,174	172	27
Deposits for purchase of acquired technology and land use rights	(5,781)	-	-	-
Deposits for purchase of plant and equipment	(5,470)	-	-	-
Purchase of land use rights	(1,829)	(673)	(900)	(141)
Purchase of intangible assets	(2,492)	(11,440)	(4,884)	(768)
Net cash used in investing activities	(68,279)	(561)	(20,359)	(3,200)

Financing activities:
Restricted cash	(14,350)	(1,320)	(4,610)	(725)
Proceeds from short-term borrowings	274,000	305,000	235,000	36,942
Repayment of short-term borrowings	(99,000)	(285,000)	(240,000)	(37,728)
Proceeds from long-term borrowings	37,319	-	33,949	5,337
Repayment of long-term borrowings	-	(16,500)	(33,805)	(5,314)
Repurchase of common stock	(6,282)	(1,786)	-	-
Net cash provided by (used in) financing activities	191,687	394	(9,466)	(1,488)

Net increase (decrease) in cash and cash equivalents	(22,701)	(85,806)	22,364	3,516
Cash and cash equivalents, beginning of year	152,789	131,978	46,268	7,273
Effect of exchange rate changes on cash and cash equivalents	1,890	96	(2,607)	(410)
Cash and cash equivalents, end of year	131,978	46,268	66,025	10,379

Supplemental disclosures of cash flow information:
Refund of income taxes	-	586	-	-

Income taxes paid	1,711	148	1,258	198

Interest paid, net of interest capitalized	11,326	19,743	18,649	2,932

Supplemental disclosure of non-cash investing activities:
Proceeds from disposal of equity investment	-	900	-	-

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Origin Agritech Limited (“Agritech”), incorporated under the laws of the British Virgin Islands, and its subsidiaries and variable interest entities (together, the “Company”) are principally engaged in hybrid crop seed development, production and distribution. As of September 30, 2015, details of the Company’s subsidiaries and variable interest entities are as follows:

	Date of	Place of	Percentage
	Incorporation	Incorporation	of	Principal
Name	or Establishment	or Establishment	Ownership	Activity

Subsidiaries:
State Harvest Holdings Limited(“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment holding

Beijing Origin State Harvest	December 1, 2004	People’s Republic	100%	Hybrid seed
Biotechnology Limited (“BioTech”)		of China (“PRC”)		technology development

Variable interest entity:
Beijing Origin Seed Limited (note (i)) (“Beijing Origin”)	December 26, 1997	PRC	-	Hybrid crop seed development,
				production and
				distribution

Subsidiaries held by Beijing Origin:
Henan Origin Cotton Technology Development Limited (note (i)) (“Henan Cotton”)	March 2, 2001	PRC	92.04%	Hybrid crop seed development, production and distribution

Changchun Origin Seed Technology Development Limited (note (i)) (“Changchun Origin”)	April 29, 2003	PRC	99.83%	Hybrid crop seed development, production and distribution

Linze Origin Seed Limited (note (i))	November 18, 2008	PRC	100%	Hybrid crop seed development, production and distribution

Xinjiang Originbo Seed Company Limited (“Xinjiang Origin”) (note (i))	July 13, 2011	PRC	51%	Hybrid crop seed development, production and distribution

DenongZhengcheng Seed Limited (“Denong”)	June 21, 2000	PRC	98.58%	Hybrid seed development, production and distribution

Note (i):	Beijing Origin Seed Limited, Henan Origin Cotton Technology Development Limited, Changchun Origin Seed Technology Development Limited, Linze Origin Seed Limited and Xinjiang Originbo Seed Company Limited are collectively referred to as “Beijing Origin”.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

Reorganization of State Harvest prior to the share exchange transaction with Chardan China Acquisition Corp. (“Chardan”)

On December 1, 2004, State Harvest established Origin Biotechnology, a wholly-owned foreign enterprise (“WOFE”) under the laws of the PRC with an operating period of 20 years.

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

Technical Service Agreements

Beijing Origin entered into Technical Service Agreements with Origin Biotechnology dated December 25, 2004. Under these agreements, Origin Biotechnology shall provide, with its own technical research resource and team, technical services for the production and distribution of agricultural seeds during the period of the agreements. In return, Beijing Origin is required to pay Origin Biotechnology service fee calculated according to the weight of corn, rice and cotton seeds sold by the Beijing Origin.

Through the contractual agreements described above, State Harvest is deemed the sole beneficiary of Beijing Origin resulting in Beijing Origin being deemed a subsidiary of State Harvest under the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810-10-05. The agreements described above provided for effective control of Beijing Origin to be transferred to State Harvest at December 25, 2004. Neither State Harvest nor Origin Biotechnology had any operating activity prior to entering into the consignment agreements with Beijing Origin. In substance, State Harvest has substantially all the same shareholders of Beijing Origin. This transaction has been accounted for on a basis similar to reorganization between entities under common control. Accordingly, State Harvest’s consolidated financial statements are prepared by including the consolidated financial statements of Beijing Origin through December 24, 2004, and subsequently the Company’s consolidated financial statements include the financial statements of State Harvest, its majority owned subsidiary and Beijing Origin through the date of the Share Exchange Transaction.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

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

The Company has aggregated the financial information of Beijing Origin and its subsidiaries in the table below. The aggregated carrying amount of assets and liabilities of Beijing Origin and its subsidiaries after elimination of intercompany transactions and balances consolidated in the Company’s consolidated balance sheets as of September 30, 2014 and 2015 are as follows:

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

Risks in relation to the VIE structure

	September 30,
	2014	2015	2015
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	41,987	65,138	10,240
Restricted cash	15,670	-	-
Accounts receivable	1,021	2,051	322
Due from related parties	2,698	-	-
Advances to suppliers	17,720	20,796	3,269
Advances to growers	20,759	10,483	1,648
Inventories	516,323	439,518	69,092
Income tax recoverable	49	49	8
Other current assets	4,347	4,292	675
Total current assets	620,574	542,327	85,254
Restricted cash	-	20,280	3,188
Land use rights, net	31,799	31,722	4,987
Plant and equipment, net	338,345	324,812	51,061
Equity investments	18,721	18,721	2,943
Goodwill	11,973	11,973	1,882
Acquired intangible assets, net	25,303	22,593	3,552
Other assets	4,009	3,079	484
Total assets	1,050,724	975,507	153,351
LIABILITIES
Current liabilities
Short-term borrowings	212,695	220,000	34,584
Current portion of long-term borrowings	33,805	24,000	3,773
Accounts payable	4,522	4,386	690
Due to growers	17,943	17,337	2,725
Due to related parties	10,234	40,757	6,407
Advance from customers	324,265	264,168	41,527
Deferred revenues	19,029	11,248	1,768
Income tax payable	-	37	6
Other payables and accrued expenses	67,578	49,845	7,835
Total current liabilities	690,071	631,778	99,315
Long-term borrowings	31,023	27,023	4,248
Other long-term liability	19,649	19,939	3,134
Total liabilities	740,743	678,740	106,697

As of September 30, 2014 and 2015, consolidated assets of RMB211,038 and RMB243,469, respectively, are collateral for the VIE’s obligations. These consolidated assets consisted of land use right of RMB14,972 and RMB18,519, plant and equipment of RMB196,066 and RMB197,627, and inventory of RMB nil and 27,323 as of September 30, 2014 and 2015, respectively.

The consolidated revenues of the Company has been generated from the VIE and its subsidiaries for the year ended September 30, 2013, 2014 and 2015 are 100%, 100% and 100%, respectively. The VIE and its subsidiaries also account for 98.67%and 98.95% of the total assets of the Company as at September 30, 2014 and 2015, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

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

Convenience translation into United States dollars

The consolidated financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2015 of RMB6.3613 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

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

The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write down of potentiallyobsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreements on a straight-line basis for the beneficial period.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

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

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Goodwill– Continued

The carrying amount of the goodwill at September 30, 2014 and 2015 represents the cost arising from the business combinations in previous years and no impairment on goodwill was recognized for any of the periods presented for the Company. The movement for goodwill is as follow:

	September 30,
	2013	2014	2015
	RMB	RMB	RMB

Balance at beginning of year	11,973	11,973	11,973
Additions	-	-	-
Written off	-	-	-

	11,973	11,973	11,973

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

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

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

The Company received several financial supports from various levels of the government. At fiscal years ended 2014 and 2015, the Company received government subsidies of RMB7,607 and RMB7,076, respectively for R&D and others. Government subsidies recognized as other income in the statement of income for the years ended September 30, 2013, 2014 and 2015, were RMB4,759, RMB2,764 and RMB5,525, respectively.

Cost of revenues

Cost of revenues consists of expenses directly related to sales, including the purchase prices and development costs for seeds and, during the fiscal years ended September 30, 2013, 2014 and 2015, agricultural chemical products, depreciation and amortization, impairment of inventory, shipping and handling costs, salary and compensation, supplies, license fees, and rent.

Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

Advertising costs

Advertising costs are expensed when incurred and included in selling and marketing expenses. For the years ended September 30, 2013, 2014 and 2015, advertising costs were RMB8,666, RMB15,918 and RMB5,655, respectively.

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

For the years ended September 30, 2013, 2014 and 2015, shipping and handling cost included in selling and marketing expenses were RMB13,313, RMB9,561, and RMB7,238 respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

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

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis,the Company records an allowance for doubtful accounts for this risk.

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

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

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

Working capital deficit and management’s plan

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net income (losses) of RMB9,312 and RMB(10,140) and RMB(17,814) in the years ended September 30, 2013, 2014 and 2015, respectively, and the net cash provided by (used in) operating activities was RMB(146,109), RMB(85,639) and RMB52,189 for the years ended September 30, 2013, 2014 and 2015, respectively. Working capital deficit was RMB79,660 and RMB 90,381 as of September 30, 2014 and 2015, respectively. Accumulated deficit was RMB103,000 and RMB116,808 as of September 30, 2014 and 2015, respectively. The Company assesses its liquidity by its ability to generate cash to fund its operations, its ability to attract investors and its ability to borrow funds on favorable economic terms. Management believes that the Company can continue as a going concern in the next twelve months with cash generated from operating activities or financing activities.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recently issued accounting pronouncements

●	In April 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in this ASU raise the threshold for a disposal to qualify as a discontinued operation and require that only a disposal of a component of an entity, or a group of components of an entity, that represents a strategic shift that has, or will have, a major effect on the reporting entity’s operations and financial results should be reported in the financial statements as discontinued operations. This ASU also provides guidance on the financial statement presentations and disclosures of discontinued operations and requires certain other disposals that do not meet the definition of a discontinued operation. The amendments in this ASU is effective for annual periods beginning on or after December 15, 2014 with early adoption permitted only for disposals that have not been previously reported.

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

●	In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in the U.S. GAAP when it becomes effective.

The FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, in August 2015. The amendments in this update defer the effective date of ASU No. 2014-09. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU No. 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.The Company is currently in the process of evaluating the impact that ASU No. 2014-09 will have on its consolidated financial statements and related disclosures.

●	In June 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force). This ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. This ASU does not contain any new disclosure requirements. This ASU is effective for reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

●	In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements —Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. Currently, there is no guidance in the U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this ASU provide such guidance and should reduce diversity in the timing and content of footnote disclosures. The amendments in this ASU require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recently issued accounting pronouncements

●	Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is evaluating the effects, if any, that the adoption of the amendments in this ASU will have on the disclosure of the consolidated financial statements.

●	In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. The amendments in this update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. ASU No. 2015-02 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company is currently in the process of evaluating the impact of the adoption of ASU 2015-02 on the consolidated financial statements.

●	In June 2015, the FASB issued ASU No. 2015-10, Technical Corrections and Improvements. The amendments in ASU No. 2015-10 cover a wide range of Topics in the ASC. The amendments in ASU No. 2015-10 represent changes to clarify the ASC, correct unintended application of guidance, or make minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, some of the amendments will make the ASC easier to understand and easier to apply by eliminating inconsistencies, providing needed clarifications, and improving the presentation of guidance in the ASC. Transition guidance varies based on the amendments in ASU No. 2015-10. The amendments in ASU No. 2015-10 that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon the issuance of ASU No. 2015-10. The Company is currently in the process of evaluating the impact of the adoption of ASU No. 2015-10 on the consolidated financial statements.

●	In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The amendments in this update require an entity to measure inventory within the scope of ASU No. 2015-11 (the amendments in ASU No. 2015-11 do not apply to inventory that is measured using last-in, first-out or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out or average cost) at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is uncharged for inventory measured using last-in, first-out or the retail inventory method. The amendments in ASU No. 2015-11 more closely align the measurement of inventory in U.S. GAAP with the measurement of inventory in International Financial Reporting Standards (“IFRS”). ASU No. 2015-11 is effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in ASU No. 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently in the process of evaluating the impact of the adoption of ASU No. 2015-11 on the consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related party relationships

Name of related parties	Relationship
Jilin Jinong Hi-tech Development Shares Co., Ltd. (“Jinong”)	Being long-term investment of the Company (note 10)
Shijiazhuang Liyu Technology Development Co., Ltd. (“Liyu”)	Being an equity investment of the Company prior to July 10, 2014
Henan Agriculture University	Being the non-controlling interest of Beijing Origin
Beijing Shihui Agriculture Ltd.	Being owned by close family members of the Company’s CEO
Neijiang Agriculture Institute	Being the non-controlling interest of Denong
Xinjiang Ginbo Seeds Center	Being the non-controlling interest of Xinjiang Origin

(2)	Due from related parties

	September 30,
	2014	2015
	RMB	RMB
Henan Agriculture University(note (i))	1,000	-
NeijiangAgriculture Institute(note (ii))	191	-
Beijing Shihui Agriculture Ltd.(note (iii))	1,507	-

	2,698	-

Note (i):	The balance as of September 30, 2014 represented the advance from Origin to SK Wu Research Institute (through Henan Agriculture University) for its research operation, which is jointly sponsored by the provincial government of Henan Province and Origin.

Note (ii):	The balance as of September 30, 2014 represented the advance from Denong to Neijiang Agriculture Institute for its research operation.

Note (iii):	The balance as of September 30, 2014 represented the advance to Beijing Shihui Agriculture Ltd. for providing the network maintenance and software development services for the Company.

(3)	Due to related parties

	September 30,
	2014	2015
	RMB	RMB

Henan Agriculture University	-	1,000
Beijing Shihui Agriculture Ltd. (note (i))	-	29,703
Xinjiang Ginbo Seeds Center(note (ii))	10,054	10,054
Companies controlled by the Company’s directors	1,461	1,511
Ex-shareholders of State Harvest	196	16

	11,711	42,284

Note (i):	The balance as of September 30, 2015 represented the advance from Beijing Shihui Agriculture Ltd for its seed sales.

Note (ii):	The balance as of September 30, 2014 and 2015 represented the advance from Xinjiang Ginbo Seeds Center. Xinjiang Origin, the subsidiary of the Company, has received a cash advance of RMB10,000 from Xinjiang Ginbo Seeds Center during the year ended September 30, 2014, which is unsecured, interest-free and repayable on demand.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(4)	Transactions with related parties

(a)	Sales to

	Year ended September 30,
	2013	2014	2015
	RMB	RMB	RMB

Beijing Shihui Agriculture Ltd.	-	-	40,586

(b)	Technology usage fees charged by

	Year ended September 30,
	2013	2014	2015
	RMB	RMB	RMB

Liyu	14,665	4,838	-
Neijiang Agriculture Institute	-	500	-

	14,665	5,338	-

The above amounts related to technology usage fees paid to certain related party research centers forthe exclusive right to use certain seed technologies.

(c)	Dividend received from

	Year ended September 30,
	2013	2014	2015
	RMB	RMB	RMB

Liyu	2,700	3,000	-

(d)	Intangible assets acquired from

	Year ended September 30,
	2013	2014	2015
	RMB	RMB	RMB

Beijing Shihui Agriculture Ltd.	-	-	1,968

(e)	Assets pledge for a related party

On December 18, 2013, the Company entered into an assets pledge agreement with Beijing Shihui Agriculture Limited. Under the agreement, the short term bank loans of RMB1.0 million of Beijing Shihui was secured by the Company’s restricted cash of RMB1.32 million. The agreement terminated on December 18, 2014.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of trade receivables resulting from sales of products during the normal course of business.

Allowance for doubtful account is as follows:

	Year ended September 30,
	2013	2014	2015
	RMB	RMB	RMB
Balance at beginning of year	6,752	12,110	5,881
Additions	5,358	15	-
Reversal of recovered debts	-	(627)	(1,036)
Derecognition upon disposal of a subsidiary	-	(5,617)	-

Balance at end of year	12,110	5,881	4,845

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	September 30,
	2014	2015
	RMB	RMB

Purchases of materials	10,476	4,767
Prepayments for advertisement	3,660	3,083
Prepayments for transportation fee	64	2
Prepayments for operating lease	204	204
Prepayments for testing fee	238	289
Utility deposit	206	476
Deposits for research and development fee	1,998	865
Prepayment for seed usage fee	50	-
Others	855	798

	17,751	10,484

Advances to suppliers mainly represent deposits paid but related materials and services have not been provided to the Company.

6.	INVENTORIES

Inventories consist of the following:

	September 30,
	2014	2015
	RMB	RMB
Work in progress and supplies	498,384	420,655
Finished goods	71,571	65,080
Provision	(53,587)	(46,173)
	516,368	439,562

Inventory with net values of RMB nil and RMB 27,323 have been pledged as collateral for bank loans as of September 30, 2014 and 2015.

As of September 30, 2014 and 2015, goods already delivered to customers but still recorded in finished goods, amounted to RMB10,373 and RMB6,198 respectively. As the Company does not recognize revenues until the selling prices of respective goods have been finalized with the customers, goods delivered to customers as mentioned above will only be recognized as cost of revenues when related revenues is recognized.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

6.	INVENTORIES-continued

Provision for inventories is as below:

	Years ended September 30,
	2013	2014	2015
	RMB	RMB	RMB

Balance at beginning of year	27,547	52,301	53,587
Additions	38,561	21,984	10,965
Write-off	(13,807)	(20,698)	(18,379)

Balance at end of year	52,301	53,587	46,173

7.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	September 30,
	2014	2015
	RMB	RMB

Advances to staff for business use	3,496	2,911
Deposits for rental	283	1,130
Others	589	752

	4,368	4,793

8.	LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	September 30,
	2014	2015
	RMB	RMB
Land use rights	37,675	38,576
Accumulated amortization	(5,876)	(6,854)

Land use rights, net	31,799	31,722

Land use rights with net values of RMB14,972 and RMB18,519 have been pledged as collateral for bank loans as of September 30, 2014 and 2015. Amortization expenses for the years ended September 30, 2013, 2014 and 2015 were RMB942, RMB1,027 and RMB978, respectively.

9.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2014	2015
	RMB	RMB

Plant and building	252,837	252,664
Machinery and equipment	158,640	163,013
Furniture and office equipment	10,776	12,955
Motor vehicles	10,979	9,963

Total	433,232	438,595
Accumulated depreciation	(98,442)	(118,064)
Construction in progress	3,736	4,374

Plant and equipment, net	338,526	324,905

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

9.	PLANT AND EQUIPMENT, NET-continued

Included in plant and building with net values of RMB196,066 and RMB197,627 have been pledged for bank loans as of September 30, 2014 and 2015.

The depreciation expenses for the years ended September 30, 2013, 2014 and 2015 were RMB22,262, RMB21,832, and RMB21,901, respectively.

Construction in progress mainly refers to the new office buildings, production lines and other production facilities under construction.

10.	LONG-TERM INVESTMENTS

Equity investments consist of the following:

	September 30,
	2014	2015
	RMB	RMB

Cost method investment	18,721	18,721

In previous years, the Company owned 23% equity interest in Jinong and accounted for equity method investment. In 2012, one shareholder of Jinong increased its investment in Jinong’s shares, thereby the equity interests held by the Company were reduced to 17.94%and the Company is considered to no longer have a significant influence on Jinong. Therefore, the investment in Jinong was accounted for the cost method investment as of September 30, 2014 and 2015.

11.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	September 30,
	2014	2015
	RMB	RMB

Technology rights for licensed seeds	96,601	99,602
Distribution network	6,739	6,739
Others	6,416	7,584

	109,756	113,925
Accumulated amortization	(70,551)	(78,221)
Impairment provision	(4,314)	(4,314)

Acquired intangible assets, net	34,891	31,390

Amortization expenses for the years ended September 30, 2013, 2014 and 2015 were RMB4,960, RMB5,665 and RMB7,670, respectively.

No impairment provision has been charged for the years ended September 30, 2013, 2014 and 2015.

Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB

2016	6,068
2017	5,138
2018	4,822
2019	3,105
2020	1,929

Total	21,062

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights are amortized over an average usage period of 5 years and are charged to general and administrative expenses.

12.	OTHER ASSETS

Other assets consist of the following:

	September 30,
	2014	2015
	RMB	RMB

Prepaid lease	2,709	2,796
Deposits for purchase of plant and equipment	1,252	233
Others	48	50

	4,009	3,079

13.	BORROWINGS

	September 30,
	2014	2015
	RMB	RMB

Short-term borrowings	225,000	220,000

Current portion of long-term borrowings	33,805	24,000

Long-term borrowings	31,023	40,972

Fiscal year 2015:

As of September 30, 2015, short-term borrowings were comprised of secured and unsecured bank loans of RMB105,000 and RMB115,000, respectively. A secured bank loan of RMB60,000 with an annual interest rate of 5.88% per annum, is represented by the bank borrowing under Beijing Origin, which was secured by a land use right of RMB2,361 (note 8) and plant and equipment of RMB32,692 (note 9).

A secured bank loan of RMB15,000 with an interest rate of 6.885% per annum, is represented by the bank borrowing under Zhengzhou Branch, which was secured by land use right of RMB3,203 (note 8), plant and equipment of RMB10,241 (note 9) and two guarantee contracts. Another secured bank loan of RMB30,000 with an interest rate of 5.936% per annum, is represented by the bank borrowing under Linze Origin, which was secured by inventory of RMB27,323 and two guarantee contracts.

Unsecured short-term bank loans of RMB30,000 are represented by the bank borrowings with an annual interest rate of 5.1% to 6.42% per annum under Beijing Origin. These loans were guaranteed by CEO of the Company. While, the rest of unsecured short-term bank loans amounting to RMB85,000 under Linze Origin were guaranteed by CEO of the Company and Beijing Origin. The annual interest rates of these loans were ranged from 4.85% to 6.068% per annum.

As of September 30, 2015, long-term borrowings were comprised of secured and unsecured bank loans of RMB14,523 and RMB50,449, respectively. A secured bank loan of RMB14,523 is represented by the bank borrowing under Xinjiang Origin, which was secured by a land use right of RMB12,955 (note 8) and plant and equipment of RMB154,694 (note 9) and a guarantee contract. The annual interest rate was 6.72%.

Unsecured long-term bank loans of RMB36,500, with an annual interest rate from 7.04% to 7.8% per annum, are represented by the bank borrowings under Beijing Origin and Xinjiang Origin, which were guaranteed by the CEO of the Company, Beijing Origin and Xinjiang AiBiHu Agricultural Industrial Commercial Enterprise, which is an affiliate of Xinjiang Production and Construction Corps 5th Division (“XPCC 5th Division”).While, the rest of unsecured long-term bank loans of RMB13,949, with an annual interest rate of 2.3832% per annum, was supported by fixed deposit of RMB20,280 and Standby letter of Credit.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

13.	BORROWINGS-continued

The current portion of the loan amounted to RMB24,000, which will be due within one year, is presented as “current portion of long-term borrowing” on the consolidated balance sheet as of September 30, 2015.

Fiscal year 2014:

As of September 30, 2014, short-term borrowings were comprised of secured and unsecured bank loans of RMB75,000 and RMB150,000, respectively. A secured bank loan of RMB75,000, with an annual interest rate of 6.3% per annum, is represented by the bank borrowing under Beijing Origin, which was secured by a land use right of RMB2,423(note 8) and plant and equipment of RMB33,651 (note 9).

On the other hand, unsecured short-term bank loans of RMB40,000 are represented by the bank borrowings with an annual interest rate of 6.9% to 7.2% per annum under Beijing Origin. These loans were guaranteed by CEO of the Company. While, the rest of unsecured short-term bank loans, amounting to RMB110,000 under Linze Origin were guaranteed by Beijing Origin. The annual interest rates of these loans were ranged from 6.0% to 7.2% per annum.

As of September 30, 2014, long-term borrowings were comprised of secured and unsecured bank loans of RMB37,328 and RMB27,500, respectively. A secured bank loan of RMB25,023 is represented by the bank borrowing under Xinjiang Origin, which was secured by a land use right of RMB12,549 (note 8) and plant and equipment of RMB162,415 (note 9). The annual interest rate was 6.72% per annum.

Unsecured long-term bank loans of RMB27,500, with an annual interest rate from 7.04% to 7.315% per annum, are represented by the bank borrowings under Xinjiang Origin, which were guaranteed by Beijing Origin and Xinjiang AiBiHu Agricultural Industrial Commercial Enterprise, which is an affiliate of Xinjiang Production and Construction Corps 5th Division (“XPCC 5th Division”).

The current portion of the loan amounted to RMB33,805, which will be due within one year, is presented as “current portion of long-term borrowing” on the consolidated balance sheet as of September 30, 2014.

Interest expense and weighted average interest rate for the years ended September 30, 2013, 2014 and 2015 were RMB11,326 and 6.26%, RMB19,743 and 6.24%, RMB18,635 and 6.25%, respectively.

14.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,
	2014	2015
	RMB	RMB
Payable for purchase of plant and equipment	3,249	1,262
Payable for purchase of land use rights	620	620
Payable for purchase of construction-in-progress	16,932	12,776
Professional fee payable	1,575	1,500
Salaries and bonus payable	10,468	10,869
Accrued interest	1,827	1,813
Other taxes payable	773	731
Deposits from growers	2,832	969
Deposits from others	1,614	2,035
Payable for labor union, housing fund and education expenses	680	738
Loans from employees of Denong	310	-
Loans from third parties	3,600	-
Deferred government subsidies	13,718	9,575
Others	9,755	7,410
	67,953	50,298

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

15.	OTHER LONG-TERM LIABILITY

During the fiscal year 2011, the Company received government subsidies from the local PRC government for plant and equipment projects of RMB14 million (US$2.21 million) and land use right of RMB10.90 million (US$1.72 million); In fiscal year 2015, the Company received government subsidies from the local PRC government for equipment projects of RMB2.62 million (US$0.41 million). The non-current portion of such government subsidies are recorded as long-term liability for, which will be amortized over the estimated useful lives related to the plant and equipment and land use right.

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

Under the terms of the 2005 Plan on January 4, 2010 the Company granted its employees options to purchase 125,000 ordinary shares at the price of US$12.23(“Tranche 5”).Under the terms of the 2009 Plan, on January 3, 2011, the Company granted its employees options to purchase 120,000 ordinary shares at the price of US$10.84 (“Tranche 6”); and on January 3, 2012, the Company granted its employees options to purchase 365,000 ordinary shares at the price of US$2.55 (“Tranche 7”), and on January 2, 2013, the Company granted its employees options to purchase 360,000 ordinary shares at the price of US$1.44 (“Tranche 8”) Subject to the modifications discussed below, and on January 2, 2014, the Company granted its employees options to purchase 350,000 ordinary shares at the price of US$1.27 (“Tranche 9”), Under the terms of the 2014 Plan, on January 2, 2015 the Company granted its employees options to purchase 195,000 ordinary shares at the price of US$1.48 (“Tranche 10”). All the options have an expiration date that is 5 years from the date of grant and vest immediately or over a period of 1 to 5 years. 120,000 and nil options under the 2005 Plan, 1,190,000 and 1,175,000 options under the 2009 Plan,and nil and 195,000 options under the 2014 Plan were outstanding as of September 30, 2014 and 2015, respectively.

After the adjusted awards, all the option awards have an exercise price of US$1.27 to US$12.23 and expire 5 years from the date of grant and vest immediately or over a period of 1 to 5 years.

On December 22, 2014, the compensation committee of the Board of Directors approved the substitution of restricted stock for outstanding grants under Tranche 5 that no longer offer the kind of incentive opportunity originally sought for valued employees given the fall in the market price of the ordinary shares of the Company during recent years. The revised terms of the stock options were accounted for as a modification in accordance with ASC 718-20. 75,000 restricted shares were therefore issued to replace the original awards. For the purpose of determining the amount of any incremental share-based compensation cost that may have resulted from the modification, the Company compared the fair value of modified awards and that of the original awards, determined that RMB616 (US$100) of the modifications required the recognition of additional share-based payment expense.

During the fiscal years ended September 30, 2014 and 2015, no options were exercised.

For the options outstanding at September 30, 2014 and 2015, the weighted average remaining contractual lives are 2.8 and 2.4 years, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

16.	SHARE OPTION PLANS- Continued

The Company recorded share-based compensation expense of RMB1,893, RMB1,324 and RMB1,612 for the years ended September 30, 2013, 2014 and 2015 respectively. As of September 30, 2014 and 2015, there were RMB nil and RMB238 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the 2014 Plan. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 0.25 year.

A summary of the share option activity under the 2005, 2009 and 2014 Plans is as follows:

	Tranche 5	Tranche 6	Tranche 7	Tranche 8	Tranche 9	Tranche 10

Grant date	January 4, 2010	January 3, 2011	January 3, 2012	January 2, 2013	January 2, 2014	January 2, 2015

Options outstanding as of October 1, 2013	120,000	115,000	365,000	360,000	-	-
Number of options granted	-	-	-	-	350,000	-
Options exercised	-	-	-	-	-
Options expired	-		-	-	-	-

Options outstanding as of September 30, 2014	120,000	115,000	365,000	360,000	350,000	-
Number of options granted	-	-	-			195,000
Options cancelled/expired	(120,000)	-	(5,000)	(5,000)	(5,000)	-
Outstanding as of September 30, 2015	-	115,000	360,000	355,000	345,000	195,000

Options vested and exercisable
At September 30, 2014	120,000	115,000	365,000	360,000	350,000	-

At September 30, 2015	-	115,000	360,000	355,000	345,000	195,000

Weighted average fair value at the grant date (USD)	7.20	6.08	1.45	0.76	0.65	0.75

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche 5	Tranche 6	Tranche 7	Tranche 8	Tranche 9	Tranch 10

Exercise price (US$)	12.23	10.84	2.55	1.44	1.27	1.48
Average risk-free interest rate	1.66%	1.03%	0.40%	0.37%	0.76%	1.07%
Expected option life (year)	3	3	3	3	3	3
Volatility rate	92.81%	88.03%	90.30%	81.98%	79.20%	79.67%
Dividend yield	-	-	-	-	-	-

The aggregate intrinsic value as of September 30, 2014 and 2015 is USD nil and USD nil respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

17.	TREASURYSTOCK

During the year ended September 30, 2007, the Company repurchased 498,851 common stock of the Company with a total cost of RMB29,377 under the approval of the Board of Directors. In February 2013, the board of directors approved a share repurchase program for open market and negotiated re-purchase transactions for a 12 month period in the amount of up to USD$5 million, under which 611,386, 167,385 and nil shares with a total cost of RMB6,286 and RMB1,786 and nil were bought in the NASDAQ market during the years ended September 30, 2013, 2014 and 2015, respectively, in compliance with U.S. securities laws. The Company recorded the entire purchase price of the treasury stock as a reduction of equity.

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

Preferential tax treatment of Beijing Origin as “high technology” company (High-tech Status) from October 28, 2011 to October 27, 2017 has been granted by the relevant tax authorities. Beijing Origin is entitled to a preferential tax rate of 15% which is subject to annual review. As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2013, 2014 and 2015 are 15%. Xinjiang Origin is entitled to a preferential tax of 2 years exemption and 3 years of half EIT from January 1, 2012 and December 21, 2016 in accordance with CaiShui [2011] No. 53 and CaiShui [2011] No. 60 issued by the PRC State Administration of Taxation and Xin CaiFaShui [2011] No. 51 issued by the Xinjiang Local Taxation Bureau. Xinjiang Origin is currently in the status of ‘halfEIT’ for the year ended September 30, 2015.

Had all the above tax holidays and concessions not been available, the tax charges would have been higher (lower) by RMB4,055, RMB(750) and RMB(1,149), and the basic net income (loss) per share would have been lower (higher) by RMB0.17, RMB(0.01) and RMB(0.13) for the years ended September 30, 2013, 2014 and 2015, respectively. The diluted net income (loss) per share for the years ended September 30, 2013, 2014 and 2015 would have been lower (higher) by RMB0.17, RMB (0.01) and RMB(0.13), respectively.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2015, the management considered that the Company had no uncertain tax positions affected its consolidated financial position. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

18.	INCOME TAXES - Continued

The provision for income taxes expenses consists of the following:

	Year ended September 30,
	2013	2014	2015
	RMB	RMB	RMB

Current	2,707	677	1,295
Deferred	1,755	-	-
Reversal of contingent tax liability	-	(39,060)	-

	4,462	(38,383)	1,295

The principal components of the deferred income tax assets are as follows:

	September 30,
	2014	2015
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	18,214	26,547
Impairment on inventory	10,626	9,420
Others	11,344	9,292

Non-current deferred income tax assets	40,184	45,259
Valuation allowances	(40,184)	(45,259)

Net non-current deferred income tax assets	-	-

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2014 and 2015.

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

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely. The expiration period of unused tax losses is as follows:

	Year ended September 30,
	2014	2015
	RMB	RMB
Calendar year ending,
2015	-	10,278
2016	10,278	49,532
2017	53,105	21,254
2018	21,254	5,290
2019	5,290	35,477

	89,927	121,831

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

18.	INCOME TAXES - Continued

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended September 30,
	2013	2014	2015
	%	%	%

Statutory rate	25	25	25
Effect of preferential tax treatment	(30)	(2)	(7)
Effect of different tax jurisdiction	10	(3)	(7)
Permanent book-tax difference	(4)	9	11
Change in valuation allowance	76	(2)	10
Utilization of tax loss previously not recognized	(43)	-	-
Under/(Over) provision in prior year	(2)	(29)	(40)
Reversal of contingent tax liability		90	-

Effective income tax rate	32	88	(8)

Reversal of contingent tax liability for last year

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

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

19.	INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the yearsindicated:

	Year ended September 30,
	2013	2014	2015
	RMB	RMB	RMB
Net income (loss) (numerator), basic and diluted	7,494	(9,527)	(13,808)

Shares (denominator):
Common stock outstanding	22,905,926	22,743,853	22,813,541
Weighted average common stock outstanding used in computing basic income per share	23,259,127	22,743,853	22,794,791

Add: Share options	19,316	-	-
Weighted average common stock outstanding used in computing diluted income per share	23,278,443	22,743,853	22,794,791

Net income (loss) per share-basic	0.32	(0.42)	(0.61)

Net income (loss) per share-diluted	0.32	(0.42)	(0.61)

For the year ended September 30, 2013, the effect of conversion and exercise of the Company’s outstanding options are included as their effect is dilutive. For the year ended September 30, 2014 and 2015, the effect of the outstanding options was anti-dilutive.

20.	EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits were RMB15,184, RMB16,212 and RMB13,873 for the years ended September 30, 2013, 2014 and 2015, respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, Origin Biotechnology, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. No appropriation has been made for the years ended September 30, 2013, 2014 and 2015. On the other hand, the amount set aside as of September 30, 2014 and 2015 were RMB24,789 and RMB24,789.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

21.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

As of September 30, 2014 and 2015, capital commitments for the purchase of long-term assets are as follows:

	September 30,
	2014	2015
	RMB	RMB

Equipment	7,457	4,877
Plant and building construction	85	-

	7,542	4,877

(b)	Operating lease

The Company leased certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended September 30, 2013, 2014 and 2015, were RMB4,568, RMB3,185 and RMB2,990, respectively.

As of September 30, 2015, the Company was obligated under operating leases requiring minimum rental as follows:

RMB
Year ending September 30,

2016	812
2017	498
2018	455
2019	455
Thereafter	455

2,675

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, restricted cash,accounts receivable, accounts payable and borrowings are reasonable estimates of their fair value. All the financial instruments are for trade purposes. No level 2 or 3 fair value assessment has been made.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

23.	SEGMENT AND GEOGRAPHIC INFORMATION

From June 2015, the Company announced that it has successfully transitioned from a traditional seed company to a biotechnology seed company and is now organized into two business lines: Biotech & Product Development and Seed Production & Distribution. The Company’s reportable segments are strategic business units that require different technology and marketing strategies and offer different products and services. The primary income (loss) measure used for assessing segment performance and making operating decisions is income (loss) from operations (i.e., earnings before non-operating income (expenses), interest and income taxes). The Company’s chief operating decision maker, the Chief Executive Officer, receives and reviews the results of the operations of each separate segment, assesses and manages their performance and makes decisions based on the measures of revenues, cost of revenues, gross profit, operating expenses, net and income (loss) from operations. Other than the information provided below, the Company’s chief operating decision maker does not use any other measures by segments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. Following a change in the identification of the Company’s reportable segments as aforementioned, the Company has also presented the corresponding items of segment information for the years ended September 30, 2013 and 2014 for comparative purposes.

Net revenues, income (loss) from operations and total assets of the Company’s reportable segments are as follows:

	Year ended September 30,
	2013	2014	2015
	RMB	RMB	RMB
Segment net revenues
Seed Production & Distribution	481,694	414,891	376,250
Biotech & Product Development	10,079	3,250	3,257
Segment total net revenues	491,773	418,141	379,507
Inter-segment sales eliminations	(10,079)	(3,250)	(3,257)
Reconciliation to consolidated revenues	481,694	414,891	376,250

Segment operating income(loss)
Seed Production & Distribution	51,831	10,691	38,709
Biotech & Product Development	(21,141)	(24,328)	(26,501)
Total segment operating income(loss)	30,690	(13,637)	12,208

Less: Unallocated corporate operating expenses, net	12,527	10,842	10,868
Reconciliation to consolidated income (loss) from operations	18,163	(24,479)	1,340

	September 30,
	2014	2015
	RMB	RMB
Segment identifiable assets:
Seed Production &Distribution	981,896	916,088
Biotech &Product Development	204,420	187,223
Segment totalidentifiable assets	1,186,316	1,103,311
Receivables elimination	(121,446)	(117,482)
Reconciliation to consolidated total assets	1,064,870	985,829

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

23.	SEGMENT AND GEOGRAPHIC INFORMATION - Continued

Supplemental disclosures of segment information:

	Year ended September 30,
	2013	2014	2015
	RMB	RMB	RMB
Segment depreciation and amortization
Seed Production & Distribution	27,206	27,567	29,668
Biotech &Product Development	958	957	879
Reconciliation to consolidated depreciation and amortization	28,164	28,524	30,547

Segment capital expenditure to long-lived assets
Seed Production & Distribution	66,348	22,615	20,531
Biotech & Product Development	1,255	-	-
Reconciliation to consolidated expenditure on the purchase of plant and equipment, land use rights and intangible assets	67,603	22,615	20,531

As we primarily generate our revenues from customers in the PRC, and all of our sales and all of our identifiable assets are located in the PRC, no geographical segments are presented.

24.	OPERATING RISK

Concentrations of credit risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with high-quality institutions. Generally these deposits may be redeemed upon demand and therefore bear minimal risk.

Interest risk

The interest rates and terms of repayment of bank and other borrowings ranged from 2.38% to 7.80%, which are fixed at the inception of the borrowings. Other financial assets and liabilities do not have material interest rate risk.

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

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

25.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial statements of Origin Agritech Limited (the “parent company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the parent company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB109,651 and RMB109,651 as of September 30, 2014 and 2015, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEET

	September 30
	2014	2015	2015
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	671	341	54
Other receivables	3	3	-
Prepaid expenses	-	481	76
Due from inter-companies	123,601	125,815	19,778
Total current assets	124,275	126,640	19,908
Investment in unconsolidated subsidiaries	145,500	130,013	20,438
Total assets	269,775	256,653	40,346

LIABILITIES AND EQUITY
Current liabilities
Due to related parties	1,459	1,511	238
Other payables and accrued expenses	14	-	-
Total current liabilities	1,473	1,511	238
Long-term loan	12,305	13,948	2,193
Total liabilities	13,778	15,459	2,431
Total stockholders’ equity	255,997	241,194	37,915
Total liabilities and stockholders’ equity	269,775	256,653	40,346

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013, 2014 AND 2015

(In thousands, except number of share, per share data and unless otherwise stated)

25.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY- Continued

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year ended September 30,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Revenues	-	-	-	-
Cost of revenues	-	-	-	-
Operating expenses
General and administrative	(5,694)	(5,025)	(4,335)	(681)
Other income, net	296	286	303	48
Loss from operations	(5,398)	(4,739)	(4,032)	(633)
Equity in earnings (loss) of unconsolidated subsidiaries	13,044	(43,579)	(9,223)	(1,449)
Interest expense	(152)	(268)	(553)	(88)
Income (loss) before income taxes	7,494	(48,586)	(13,808)	(2,170)
Income tax (expense) benefits
Income tax expense	-	-	-
Reversal of contingent tax liability	-	39,059	-	-
Income tax (expense) benefits	-	39,059	-	-

Net income(loss)	7,494	(9,527)	(13,808)	(2,170)
Other comprehensive income (loss)
Foreign currency translation difference	1,890	(56)	(2,607)	(410)
Total comprehensive income (loss)	9,384	(9,583)	(16,415)	(2,580)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended September 30,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Net cash used in operating activities	(1,666)	(3,288)	(7,242)	(1,139)
Net cash provided by (used in) financing activities	7,907	(452)	3,255	512
Net increase in cash and cash equivalents	6,241	(3,740)	(3,987)	(627)
Cash and cash equivalents, beginning of year	1,991	4,332	671	106
Effect of exchange rate changes on cash and cash equivalents	(3,900)	79	3,657	575
Cash and cash equivalents, end of year	4,332	671	341	54

BASIS OF PRESENTATION

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

