Form 20-F
period 2016-09-30
Origin Agritech LTD
filed 2017-01-09
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2016

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

Mr. William S. Neibur

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

 None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2016) covered by the annual report:22,873,541ordinary shares.

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

☐Yes    ☒No

2

 ORIGIN AGRITECH LIMITED

INTRODUCTION

Except where the context otherwise requires and for purposes of this Annual Report only:

•	“we,” “us,” “our company,” “our,” the “Company” and “Origin” refer to Origin Agritech Limited and, in the context of describing our operations, also includes State Harvest Holdings Limited and the following, which are collectively described in this Annual Report as “our PRC Operating Companies”: Beijing Origin State Harvest Biotechnology Limited, or Origin Biotechnology, Beijing Origin Seed Limited, or Beijing Origin, and its five subsidiaries, Changchun Origin Seed Technology Development Limited, or Changchun Origin, Henan Origin Cotton Technology Development Limited, or Henan Origin, Denong Zhengcheng Seed Limited, or Denong, Linze Origin Seed Limited, or Linze Origin, Xinjiang Originbo Seed Limited, or Xinjiang Origin.

•	“last year,” “fiscal year 2016,” “the year ended September 30, 2016” and “the fiscal year ended “September 30, 2016” refer to the twelve months ended September 30, 2016, which is the period covered by this Annual Report;

•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong, and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and

•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our company and industry. All statements other than statements of historical fact in this Annual Report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this Annual Report relate to, among others:

•	our goals and strategies which includes the sales of specific PRC assets used in the marketing and distribution of seeds and the international and North America expansion, including how we implement our goals and strategies and use the asset sale proceeds;

•	our expectations for our future business and product development, business prospects, results of business operations and current financial condition;

•	expected changes in our margins and certain costs or expenditures, inclusive of changes in our costs;

•	our future pricing and licensing strategies or policies;

•	our ability to successfully anticipate market demand for our seed products;

•	our ability to acquire and integrate acquisitions into our growth strategies and to generate sufficient value to justify their acquisition and development cost and any reorganization we undertake with respect to the Company;

•	our plans for seed development, including our ability to successfully develop and produce seeds, and receive regulatory approval for and distribute proprietary seed products;

•	our expectations regarding our seed development and other biotechnology activities under licenses from third parties, and production results of our contracted farming production base;

•	future development of agricultural biotechnology as a whole and the impact and acceptance of genetically modified crop seeds in our industry;

•	address the scope and impact of the governing and regulatory policies and laws regarding genetically modified seed products in our market, and our ability to apply for and receive necessary approvals and to develop, produce, market and distribute genetically modified crop seeds;

•	compliance with government registration and regulation;

•	our plans to license or co-develop seed products or technologies;

•	our plans to expand our business-level or corporate-level operations and product offerings in China and North America, in particular the United States;

•	likelihood of recurrence of accounting charges or impairments;

•	expected changes in our sources of revenues and income base from our business operations or other sources;

•	competition in the crop seed industry in China and other international markets;

•	future development of the crop seed industry in China and other international markets;

•	our plans for current staffing requirements and research and development;

•	our ability to successfully raise capital to accommodate company needs which are under acceptable terms and at an acceptable share price; and

•	adequacy of our facilities for our operations.

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

This Annual Report contains information relating to the crop seed market, in China, which is based on various assumptions. The crop seed market may not grow at the rates we project, or at all, or there may be contractions in the market. The failure of the markets in which we operate to grow at the projected rates may have a material adverse effect on our business and the market price of our shares. In addition, the relatively new and rapidly changing nature and acceptance of the genetically modified crop seed industry subjects any projections or estimates relating to the growth prospects or future condition of our markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ based on these assumptions.

This Annual Report also contains information regarding the sale of certain assets of Origin. The transactions being disclosed in this Annual Report are subject to various pre-closing conditions and there is no guarantee that the transactions will be closed or will be closed under the same terms and conditions as we have previous disclosed.

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

The following selected consolidated financial information was derived from our fiscal year end consolidated financial statements. The following information should be read in conjunction with those statements and Item 5, “Operating and Financial Review and Prospects.” Our summary consolidated statements of operations and comprehensive income data for the fiscal years ended September 30, 2014, 2015 and 2016 and our summary consolidated balance sheet data as of September 30, 2015 and 2016, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report. The summary statement of operations and comprehensive income data for the fiscal years ended September 30, 2012 and 2013 and the summary balance sheet data as of September 30, 2012, 2013 and 2014, set forth below are derived from our audited consolidated financial statements which are not included herein.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	2012	2013	2014	2015	2016
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	USD’000(1)
Consolidated statement of income and comprehensive income data:
Net revenues	552,111	481,694	415,177	376,553	335,251	50,204
Cost of revenues	(387,783)	(315,082)	(301,148)	(264,039)	(259,253)	(38,823)
Gross profit	164,328	166,612	114,029	112,514	75,998	11,381
Selling and marketing	(56,437)	(55,375)	(58,972)	(39,987)	(38,079)	(5,702)
General and administrative	(77,585)	(66,153)	(46,428)	(40,684)	(62,159)	(9,308)
Research and development	(37,629)	(42,162)	(40,377)	(48,741)	(44,032)	(6,594)
Other income, net	3,852	15,241	7,269	18,238	6,964	1,042
Total operating expenses	(167,799)	(148,449)	(138,508)	(111,174)	(137,306)	(20,562)
Income (loss) from operations	(3,471)	18,163	(24,479)	1,340	(61,308)	(9,181)
Interest income	2,547	1,776	596	775	162	24
Interest expenses	(4,029)	(11,326)	(19,743)	(18,634)	(14,251)	(2,134)
Equity in earnings / Loss on disposal of associated company	4,030	5,161	(2,274)	-	-	-
Loss on disposal of subsidiary	-	-	(2,623)	-	-	-
Income (loss) before income taxes	(923)	13,774	(48,523)	(16,519)	(75,397)	(11,291)
Income tax (expense) benefit	(1,862)	(4,462)	38,383	(1,295)	(1,436)	(215)
Net income (loss) before non-controlling interests	(2,785)	9,312	(10,140)	(17,814)	(76,833)	(11,506)
Non-controlling interests	(1,351)	1,818	(613)	(4,006)	(11,255)	(1,686)
Net income (loss) attributable to Origin Agritech Limited	(1,434)	7,494	(9,527)	(13,808)	(65,578)	(9,820)
Net income (loss) per share:
Basic	(0.06)	0.32	(0.42)	(0.61)	(2.87)	(0. 43)
Diluted	(0.06)	0.32	(0.42)	(0.61)	(2.87)	(0.43)
Shares used in computation:
Basic	23,382,812	23,259,127	22,743,853	22,794,791	22,858,541	22,858,541
Diluted	23,382,812	23,278,443	22,743,853	22,794,791	22,858,541	22,858,541

	Sept 30	Sept 30	Sept 30	Sept 30	Sept 30
	2012	2013	2014	2015	2016
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	USD’000(1)
Consolidated balance sheet data:
Cash and cash equivalents	152,789	131,978	46,268	66,025	54,509	8,163
Current working capital (2)	(46,153)	(67,436)	(79,660)	(90,381)	(136,399)	(20,426)
Total assets	975,437	1,158,072	1,064,870	985,829	880,626	131,874
Deferred revenues	23,243	22,069	19,029	11,248	7,008	1,049
Total current liabilities	605,195	751,978	704,611	634,140	614,502	92,022
Total liabilities	662,005	837,827	755,283	695,091	662,009	99,136
Non-controlling interests	52,385	54,203	53,590	49,584	38,329	5,740
Total Origin Agritech Limited shareholders’ equity	261,047	266,042	255,997	241,194	180,288	26,998

(1) Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the year ended September 30, 2016 and has been made at the exchange rate quoted by the closing rate by the State Administration of Foreign Exchange in China on September 30, 2016 of RMB6.6778 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

(2) Current working capital is the difference between total current assets and total current liabilities.

 Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the statistics of the State Administration of Foreign Exchange with respect to our historical financial statements. The consolidated financial statements are presented in Renminbi as the reporting currency. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the closing rate by the State Administration of Foreign Exchange in China on September 30, 2016 of RMB6.6778 to US$1.00. Unless otherwise noted, for the years ended September 30, 2012, 2013, 2014, 2015 and 2016, all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB6.3410, RMB6.1480, RMB6.1525, RMB6.3613 and RMB6.6778 per US $1.00, respectively, which were the prevailing year or period end closing rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of the rates is the State Administration of Foreign Exchange in China. At September 30, 2015 the closing exchange rate was RMB6.3613 for one U.S. dollar. As of January 9, 2017, the closing exchange rate was RMB6.9262 for one U.S. dollar.

	Average (1)	High	Low	Period-end
2011	6.4576	6.6349	6.3165	6.3549
2012	6.3189	6.3482	6.2787	6.3410
2013	6.2318	6.3449	6.1475	6.1480
2014	6.1446	6.1710	6.0930	6.1525
2015	6.1644	6.4085	6.1079	6.3613
2016	6.5377	6.6971	6.3154	6.6778
April 2016	6.4762	6.5120	6.4579	6.4589
May 2016	6.5315	6.5790	6.4565	6.5790
June 2016	6.5874	6.6528	6.5497	6.6312
July 2016	6.6774	6.6971	6.6472	6.6511
August 2016	6.6474	6.6908	6.6056	6.6908
September 2016	6.6715	6.6908	6.6513	6.6778
October 2016	6.7442	6.7858	6.7008	6.7641
November 2016	6.8375	6.9168	6.7491	6.8865
December 2016	6.9182	6.9508	6.8575	6.9370

(1) Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the month.

B.	Capitalization and indebtedness.

Not Applicable

C.	Reasons for the offer and use of proceeds.

Not Applicable.

D.	Risk factors.

Risks relating to our business

If we do not manage our ongoing growth successfully, our growth and chances for profitability may be hindered or impeded.

We continue to be a growth orientated company, with a focus on researching and developing our corn seeds and biotechnology, and licensing our traits and seed germplasm characteristics within China and around the globe. All these activities are expected to create significant demands on our corporate administrative, operational, and financial personnel and other human resources and on our cash flow needs and the requirement for additional working capital. Our current resources may not be adequate to support our planned operations and expansion. These demands and ongoing industry factors, such as overproduction or government policy changes, the increase in cost of seed distribution, may hinder our cash flow as our profit margins and sales may be adversely affected. For other reasons our expansion efforts may also not be successful.

We require short-term financing to fund our working capital.

The nature of the agricultural seed production industry involves expenses and revenues cycles that are seasonal in nature. In the third and fourth quarters of our fiscal year, we may face seed production costs that are in excess of our cash flow sources. The advance payments we make to our seed producing farmers may exceed the amount of deposits we receive from our customers, the seed distributors and end users. We have customarily relied upon short term bridge loans to cover our expenses pending receipt of cash payment from farmers at the time of seed purchases. Although historically we have had access to sufficient financing to manage our cash flow cycles, we cannot be certain that we will be able to obtain sufficient debt financing on terms that are satisfactory to us to maintain consistent operating results. Downgrades in our credit rating, tightening of related credit facilities or financial markets or other limitations on our ability to access short-term financing would increase our interest costs and adversely affect our operating results and operations.

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

In addition, as a seed producer our profits depend on our ability to secure sufficient orders from customers and sufficient seed production from the seed production farms. We also have to manage our inventory levels and respond to competitive forces in our markets. An adverse change in the seed market conditions may have material adverse effects on our operating results if we cannot adjust our operating and marketing strategy to respond to such changes. The results of our operations will be adversely affected by reduced orders and profit margins in the event of a slowdown in market demand, constraint on the market supply, an increase in business competition, a decrease in government subsidies to farmers, increased costs, or for other reasons. As such, there is a risk that we will not be able to achieve or maintain profitability or our historical results.

Aged inventory may result in an increase of our expenses and cause operating losses.

We normally produce seeds according to our annualized production estimate that is developed at least one year before delivery to our customers. If our production plan is too aggressive, we could produce more seeds than the market demands, resulting in larger amounts of inventory that remain unsold. We may decide not to sell these aged seeds as crop seed products, taking into account factors such as the quality of the seeds and commodity pricing. In that case, the aged inventory may be sold as common feed products at greatly reduced prices. Aged inventory could result in asset impairment risk, in which case we would suffer a loss and incur an increase in our cost of revenues and a decrease in gross profit. Over the last several years, due to competition and our production levels, we have experienced larger amounts of inventory and had to liquidate our aged seeds resulting in unanticipated losses, which has affected our operating results.

If we are unable to match our production to customer demand, our business, financial condition and results of operations may be adversely affected.

We attempt to produce seeds according to an annualized production plan based on estimated customer demand, our assessment of industry wide inventory, and growing capacities that is developed before we sell and deliver crop seeds to distributors. Chinese farmers, the end users of our crop seeds, generally decide to purchase our products based on market prices, economic and weather conditions and other factors that we and our distributors may not be able to fully or accurately anticipate in advance. In recent years, end-users and distributors began to purchase seeds online and order closer to the time of use, which makes it more difficult for us to produce according to an annualized production plan. If we fail to accurately estimate the volume and types of products sought by farmers and otherwise adequately manage production amounts, which may also be adversely affected by weather conditions, we may produce more seeds than we are able to sell, resulting in excess inventory and aged seeds. On the other hand, if we underestimate demand, we may not be able to satisfy demand for our crop seeds, and thus damage our customer relations and end-user loyalty. Additionally, the ordering closer to the time of use has made it more difficult to estimate needed inventory quantities to fulfill orders, and this has resulted in over production and consequential write downs of inventory. Our failure to estimate farmers’ future needs and to match our production to the demand, overall industry inventory and competition may adversely affect our business, financial condition and results of operations. In addition, inadequate distributor liquidity could affect distributors’ ability to pay for our products and, therefore, affect our sales or our ability to collect on our receivables. Partly from the shift to on-line purchasing, our receipt of orders is now closer to the time of use, this timing shift has required us to increase our borrowing to cover production costs, whereas in the past, we partly financed our operations from advances on orders, which were paid many months in advance of delivery. The increased borrowing has added, and will continue to add, to the cost of operations.

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

We continue to undertake the transition from a conventional hybrid seed company to an agricultural biotechnology company. It is a slow process because genetically modified seed products are controversial, and genetic modification has not yet been widely accepted in many countries in the world. The government has only recently begun to approve GM crops for commercial cultivation. Consumer reaction to GM products is also becoming a factor in the approval process and the ability of companies, such as ours, to market and sell our products. The relative novelty and the potential uncertainty in the government regulation of genetic technology and ultimate consumer acceptance will have an effect on our business development strategy and may cause us to re-evaluate our development programs for developing new seeds.

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

Future success in our global business expansion includes accessing customers in markets outside of China, specifically North America as an initial expansion target.  We may not be able to establish an adequate customer base and distribution network outside of China.

We have never sold products in North America and have no current brand reputation in the North America market.  To enter into the North American market, we will need to collaborate with strategic partners to; access commercial products that we can bring into our systems, and work with partners to pass through required regulatory hurdles and develop pre-commercial products.  Credibility of our strategic partner’s brands within our systems will solidify the Origin reputation and brand.  Failure to establish these strategic partnerships and ability to sell into the target markets will adversely affect our Company in establishing brand recognition, obtaining market share, and generating sales and revenues.

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

Our Operation outside of China is subject to special risks and restrictions, which may negatively affect our results of operations.

Historically we have conducted most of our research, manufacturing and distribution business in China.  Although we are in the process of expanding our operation globally, beyond China, there is no guarantee that we can successfully enter into any market outside of China.  Our expansion outside of China is subject to special risks, including fluctuations in foreign exchange rates, exchange control regulations, public understanding and acceptance of Chinese GMO products, changes in local political and economic conditions and import and trade restrictions

We depend on licensed seed products for the majority of our revenues. If we lose the right to produce and sell licensed seeds, we will lose substantial revenues and suffer substantial losses.

A substantial portion of our past and current revenues are derived from licensed hybrid seeds instead of our internally developed proprietary hybrid seeds. The majority of the licensed hybrid seeds that we sell have been developed and produced under our license agreements with the Corn Research Institute in Li County, Hebei Province (currently known as Shijiazhuang Liyu Technology Development Co., Ltd., and referred to as Liyu herein), the Henan Agricultural University and the Zhengzhou Rui Yuan Agricultural Science and Technology Development Co., Ltd. If we are not able to develop and produce the licensed seed products, if the current license agreements are terminated, or if we are unable to renew some of these license agreements on commercially reasonable terms or at all, we will suffer a substantial loss of our product offerings and, consequently, our revenues will be substantially limited and our financial condition and results of operations may be adversely affected.

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

It continues to be difficult to predict how our business will develop over the long term. Accordingly, we are still facing all of the risks and uncertainties encountered by companies in the earlier stages of development and expansion, such as:

•	uncertain and continued market acceptance for our product extensions and our services;
•	evolving nature of the crop seed industry in the PRC, where significant consolidation may occur, leading to the formation of companies which may be better able to compete with us than is currently the case;
•	changing competitive conditions, technological advances or customer preferences could harm sales of our products or services;
•	maintaining our competitive position in the PRC and competing with Chinese and international companies, many of which have longer operating histories and greater resources than us;
•	successfully entering into the U.S. market and gaining recognition for our products in the U.S. market;
•	maintaining our current licensing arrangements and entering into new ones to expand our product offerings;

•	continuing to offer commercially successful products to attract and retain a larger base of direct customers and ultimate users;
•	continuing our existing arrangements with production farms that grow our seed products and entering into new arrangements with additional production farms;
•	maintaining effective control of our costs and expenses; and
•	retaining our management and skilled technical staff and recruiting additional key employees.

If we are not able to meet the challenges of building our businesses and managing our growth, the likely result will be slowed growth, lower margins, additional operational costs and lower income.

Any diversion of management attention to matters related to corporate reorganization or any delays or difficulties encountered in connection with integrating or changing operations may have an adverse effect on our core business, results of operations, and/or financial condition.

We are in the process of expanding our business internationally, particularly into the United States. Corporate reorganization activities present challenges, including geographical coordination, personnel integration and retention of key management personnel, system integration and the unification of corporate culture. These efforts could divert management attention from our core business, cause a temporary interruption of or loss of momentum in our business and the loss of key personnel from the acquired companies. In addition, any proposed acquisitions and corporate reorganization activities will cause us to incur substantial costs, none of which are generally recoverable.

From time to time we must evaluate whether or not to discontinue a line of business or an expansion effort, which if discontinued could have an adverse impact on our financial position.

From time to time we evaluate whether or not to continue a particular line of business or an expansion effort. In the past we implemented restructuring programs to eliminate our activities in agricultural chemicals and cotton seed development, sales centers, seed distribution and other unprofitable activities. Whenever a company undertakes to discontinue a line of business, there are expenses associated with the sale or closing of those related operations, which are reflected in the accounting for discontinued operations. The actual and accounting costs for discontinued operations may have an adverse effect on the financial position of the company in the period of discontinuance, which may result in an adverse market reaction and decline in our stock price.

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

Finally, implementation of PRC intellectual property-related laws has historically been lacking, primarily because of the ambiguities in the PRC laws and the difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as they are in the United States or other countries, which increases the risk that we may not be able to adequately protect our intellectual property. The increase in counterfeiting seed products in the market is also affecting the sales of our products.

Our business may not be profitable if we do not continue to identify and market products considered valuable by our customers.

To be profitable, our crop seed depends on recurring and sustained reorders. Reorder rates are inherently uncertain due to several factors, many of which are outside our control. These factors include changing customer preferences, competitive price pressures, and our failure to develop acceptable new products, development of higher quality products by competitors, weather conditions and general economic conditions.

Our revenue generating business currently focuses on crop seed development and production and does not permit us to spread our business risks among different businesses and, thus, a disruption in our seed production or the industry would harm us more immediately and directly.

Our crop seed business is the principal revenue generating business activity of the Company. Therefore, our business opportunities, revenues and income could be more immediately and directly affected by disruptions from factors including drought and other natural disasters, epidemics, or widespread problems affecting the crop seed industry, such as limited farmer credit, payment disruptions or customer rejection of genetically modified crop seeds, among other things. If there is a disruption as described above, our revenues and income will be reduced, and our business operations may have to be scaled back.

We are dependent on revenues from our corn seed products and, therefore, our operating results could be disproportionately and negatively impacted if we are unable to sell a sufficient amount of corn seed at satisfactory margins.

Corn seed represents the principal source of revenues for the Company. For the fiscal year ended September 30, 2016, sales of our corn seed products comprised approximately of 91% our revenues, as compared to 88% for the fiscal year ended September 30, 2015. Our dependence on corn seed makes us particularly vulnerable to any negative market changes that might occur in this product line. In particular, if the demand for our corn seed products generally decreases or if the supply exceeds demand, then corn prices will be driven downwards and our margins will be negatively impacted, which would have an adverse effect on our business, results of operations and financial condition.

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

We cannot guarantee the development and performance of new crop seed varieties, whether licensed or proprietary, or that they will meet our customers’ expectations. Farmers generally need time to learn about new seed varieties and how to plant and tend them. Their traditional planting experience may make it difficult for them to adapt to the new varieties. The process and timing for new seed products to gain market recognition and acceptance is long and uncertain. If we fail to introduce and commercialize a new seed variety that meets the demand of farmers and to provide the proper education about the seeds to distributors, farmers and the public, we may not be able to generate sufficient sales to cover our costs or generate a financial return on our investment.

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

We have a large and diversified customer base in the PRC. The large customer base provides some protection to us against a loss of revenues due to the inability of our customers to pay for seed that has been previously ordered. The unavailability of credit for farmers in the PRC, however, reduces the ability of those farmers to withstand the effects of difficult economic times. The lack of credit could prevent farmers from fulfilling their purchasing commitments to us with the result that we may suffer a lower amount of recognized revenues or our revenues and results of operations may be reduced.

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

The transactions contemplated by that the Master Transaction Agreement may not be completed on the terms or timeline currently contemplated, or at all, as Origin or the Shihui may be unable to satisfy the conditions or obtain the approvals required to complete the transactions or such approvals may contain material restrictions or conditions.

In September 2016, we entered into a Master Transaction Agreement, along with our controlled companies, with Beijing Shihui Agricultural Development Co.Ltd. (“Shihui”), for the purpose of selling our commercial seed production and distribution assets and certain other assets in the PRC (the “Sale”).The transaction involves special risks to our results, including but not limited to, the failure to consummate or delay in consummating the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available to Shihuior may be delayed; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; the effect of the announcement of the proposed transaction on our relationships with our customers, operating results, and business generally; and adverse changes in general economic or market conditions. We also need to obtain shareholders’ approval to be able to consummate the transaction, which may not be obtained. If the Sale cannot be completed, our results will be adversely impacted.

If the sale of the production facilities for seeds is completed, the anticipated benefits from the transactions may not be realized.

The consummation of the sale of designated seed production assets is expected to provide us with resources to re-invest in its new strategic business model for and from China. This strategy is focused on upgrading research & development, enabling the licensing of Origin’s biotech traits and seed gemplasm, and establishing e-commerce business in North America for the non-GM and organic markets. Through this new strategy, we intends to diversify its business and reduce the risks we face in our operations but those anticipated benefits may not be realized and the sale may bring additional risks to our operations:

•	we currently generate a significant portion of our revenue from the corn seed production and distribution business in China. Without that segment of the revenue, our operation results may be negatively impacted;
•	we currently have little presence outside of China, in the future, we may not be able to successfully expand our biotechnology and planned genetic research and introduce our products to non-Chinese markets and obtain new customers in those markets;
•	because of the foreign exchange regulations in China, we may not be able to use the proceeds from the sale to fund our foreign offices and provide necessary funding for the expansion of our foreign operations;
•	we may face additional government regulations in the new markets; and
•	we may have difficulties in achieving anticipated cost savings, business opportunities and growth prospects from the sale.

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

We have access to over 3,200 hectares of farmland in several provinces mainly through contractual arrangements with farmers for seed production. These production agreements to produce crop seeds are typically one year in duration, covering one growing season. In the event that prices for other crops increase, these farmers may decide to farm other crops in breach of our seed production agreements with them. If we were unable to find new village collectives willing to produce crop seeds for us, our business and results of operations would be materially and adversely affected. Any of these disruptions could materially and adversely affect our supply of crop seeds and our revenues. Such disruptions could also damage distributor relationships and farmer loyalty if we cannot supply them with the quantities and varieties of seeds that they expect.

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

The stock consignment agreements relating to our control of the stock of our PRC operating subsidiaries (not including Origin Biotechnology) may be terminated after three years upon mutual agreement between us and the consignees. One of the PRC consignees, Dr. Han also serves as our directors and owns 4,503,827 shares of our ordinary stock. Holding this amount of stock will allow these officers to control or greatly influence the selection of directors and matters submitted to a vote of our shareholders, including voting to terminate the stock consignment agreements.

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

We are incorporated in the British Virgin Islands and our PRC operating subsidiaries are formed under PRC law. Substantially all of our assets are located in the PRC. In addition, some of our directors and executive officers reside within the PRC, and substantially all of the assets of these persons are located within the PRC. It may not be possible to affect service of process within the United States or elsewhere outside the PRC upon our directors, or executive officers and experts, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against our assets and our subsidiaries, our directors and executive officers and experts only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

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

As a foreign private issuer, we are obligated to file an Annual Report with audited financial statements and Form 6-K reports with the United States Securities and Exchange Commission, or the SEC, at such times as we release information to the public either voluntarily or pursuant to the laws of the British Virgin Islands or the PRC. Therefore, the regularity of financial and other information may be less than would be applicable to a domestic United States registered company under the rules and regulations of the SEC. Investors may not receive information on a timely basis, which could increase their risk of investment in us.

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

We currently have short-term borrowings of approximately RMB190 million (US$28.45 million) and the current portion of long-term borrowings of approximately RMB27.06 million (US$4.05 million) and long-term borrowings of approximately RMB20 million (US$3.00 million).  The degree to which we are leveraged could, among other things:

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

Over the years, our strategic focus has been on the corn seed business and corn seed biotechnologies in China. In 2015, we announced our strategic transition from a traditional seed company to a biotechnology seed company after more than 10 years of successful development in biotech seed products. We have developed transgenic corn seed products including our first generation biotech product phytase traits, second generation biotech product glyphosate tolerance traits and our new technologies of stacked traits of Bt and glyphosate tolerance genes. In 2016, we completed the laboratory and field production trials for our first generation PEST/WEED trait. We anticipate that in 2017, our first generation WEED and PEST/WEED traits will be incorporated into the elite corn inbred lines of ours and into the products of leading Chinese seed industry partners preparing for future regulatory approval and commercialization.

Built on the success of biotech pipelines, we announced our intention to expand our business globally in 2016. In August 2016, we established our North America office in Des Moines, Iowa. We have also successfully requested and received the first transgenic corn seed export permit from China’s Government agencies, following required protocols. Our U.S. collaborator has secured an importation permit for these seeds from the United States Department of Agriculture(“USDA”). In late 2016 corn seeds containing our lead trait event and a back-up were successfully shipped from China to the US and planted in a USDA designated greenhouse. Furthermore, corn seeds carrying our insect resistance and herbicide tolerance technologies developed in China will enter collaborative field experiments next summer to conduct testing required by the USDA, Environmental Protection Agency and the Food and Drug Administration.

To further shift our focus from seed production and distribution to seed biotechnologies, in September 2016, we entered into a Master Transaction Agreement, along with our controlled companies Beijing Origin Seed Limited (“Beijing Origin”), Denong Zhengcheng Seed Limited (“Denong”), Changchun Origin Seed Technology Development Limited, (“Changchun Origin”), Linze Origin Seed Limited (“Linze Origin”), with Beijing Shihui Agricultural Development Co. Ltd., a company incorporated under the Laws of the PRC (“Shihui”), for the purpose of selling our commercial seed production and distribution assets and certain other assets in the PRC to Shihui(the “Sale”).We will retain our biotech research facilities and business in China after the Sale. The Sale is designed to further orient Origin becoming a multi-national seed development company, capitalizing on its biotechnology assets and skills and to allow us to focus on strategic partnerships both within China and around the globe. The future focus of Origin will be expansion into the United States and other markets through licensing its biotech traits and seed germplasm characteristics and continuing to develop both genetically and non-genetically modified corn and other seeds.

Our principal executive offices are located at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China, and our telephone number is (86-10) 5890-7588. Our North America operations and international relations center is located at 666 Walnut Street, Des Moines, IA 50309.

B.	Business Overview.

Overview

Origin Agritech Limited, along with its subsidiaries, is an agricultural biotechnology company located in the PRC. We specialize in crop seed breeding, genetic improvement, and the production, processing, distribution of seeds as well as related technical services. We are staffed by 389 employees as of September 30, 2016, Origin operates 9 breeding stations, 5 production and processing centers, and 5 marketing centers nationwide with sales centers located in key crop-planting regions. Our main corn seed production facilities are located in Gansu province and Xinjiang province. After our 2015 transformation, Origin is now organized into a simple structure of two fundamental business lines: Biotech & Product Development under State Harvest and Seed Production& Distribution under Beijing Origin. In addition, State Harvest has built a solid capacity for breeding technologies, including marker-assisted breeding and doubled haploids technologies, which we believe along with its rich germplasm resources, will allow State Harvest to become a global seed technology company. Beijing Origin is focusing on seed production and distribution business in China. In September 2016, we entered into a Master Transaction Agreement pursuant to which we have agreed to sell the seed production and distribution business to Beijing Shihui Agricultural Development Co. Ltd. After the Closing of the Sale, we will focus on growing our biotech research capacity and biotech portfolio and emerging product pipeline through State Harvest. We will also retain the management persons and staff operating the biotech research and plant breeding activities, who will continue to be located in the PRC. The transaction is designed to further orient Origin becoming a multi-national seed development company, capitalizing on its biotechnology assets and skills and to allow the Company to focus on strategic partnerships both within China and around the globe. The future focus of Origin will be expansion into the United States and other markets through licensing its biotech traits and seed germplasm characteristics and continuing to develop both genetically and non-genetically modified corn and other seeds.

We built China’s first in-house agricultural biotechnology research center in 2005 and have been leading the development of biotechnology among crop seed companies in China since then. In 2009, the Company’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China’s Ministry of Agriculture. Over many years of proprietary development and collaboration with leading research institutes, Origin has established a robust seed product and germplasm pipeline, including products with glyphosate tolerance and insect resistance (Bt) traits. After the Sale, through the retained ownership of Xinjiang Origin, the Company will maintain its “Green Pass” status, providing the company with the competitive advantage of introducing new hybrid varieties to the Chinese market under an expedited government approval process.

The Company’s current products include hybrid varieties of corn, rice and canola seeds, which represented 99.86% of our sales in fiscal year 2016. Hybrid corn seeds remain our strongest product line, generating 91% of our sales in fiscal year 2016. We believe that we are a leading, technology-focused crop seed company operating in China. We have sought to broaden our usage and penetration of our latest plant breeding techniques, modern biotechnology, and innovative information and research management to develop and deliver high-yield seeds to the Chinese farmer. Our goal is to lead the industry by providing farmers with unique enabling technology and services, producing and protecting higher crop yields. Our activities include the specialization in the research and development, production, and sales and marketing of crop seeds (corn, rice, and canola) throughout the PRC.

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

We seek to utilize modern biotechnology in China more effectively and plan to use China’s emerging technology base for our future development. In particular, from time to time we enter and further develop cooperative agreements with publicly funded research institutes in China. In exchange for providing funding to these institutes, we receive rights, which are frequently exclusive rights, to market any seeds developed by these institutes. When a seed is ready to be marketed, we negotiate with the institute to establish an arrangement by which we are permitted to sell the newly developed seeds in exchange for the payment of certain fees to the institute. We believe that these cooperative agreements allow us to access new products without expending substantial costs for our own research and development.

On the global front, in the first quarter of 2015, we submitted a patent application to the United States Patent and Trademark Office for our glyphosate-tolerance technologies which entered public stage in 2016. In addition, we have also applied for a patent in Brazil for similar biotechnologies. In 2016, we filed a patent application on insect resistant corn technology with Patent Cooperation Treaty (PCT), an international patent system assists applicants seeking patent protection of their inventions internationally. We also file a patent on insect resistant corn technology in Argentina in 2016. We believe these patents will strengthen further our leading position in the genetically modified seed technologies in China and will allow us to expand our biotechnology position in the international seed market.

We also entered into two commercial licensing agreements with DuPont Pioneer, the advanced seed and genetic business of DuPont, in April 2016 and January 2017. Pursuant to the April license, the Company and DuPont will jointly develop new seeds for Chinese farmers, and pursuant to the January license, we will gain access to DuPont’s non-GM corn seed products and bring such products into Origin’s North America non-GM/Organic business.

In August 2016,we established our North American operations in Des Moines, Iowa. Although our Key biotech and seed breeding operations will continue to be based in China, including the plant breeding and biotech research and development center, the Xinjiang Origin seed company and the critical off-season winter nursery in Hainan, we plan to expand partnerships on biotech traits globally via our new Des Moines center.

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

In addition to biotechnology, our internal research and development also invests considerable effort in the conventional breeding of hybrid crop seed and we currently have 9 breeding stations across the country. For our total research and development activities, we employed 72 full time research personnel in this area as of September 30, 2016.  In August 2016, we hired a new Chief Technology Officer, Dr. Jihong Liang, to direct our global biotechnology and plant genetic research, and to coordinate and accelerate external collaborations with private, academic and governmental partners to further develop our technologies, traits and seed products. In order to maintain our position as a quality producer of advanced products and develop new seed products through our biotechnology programs, we have targeted to invest approximate 7-13% of our revenue into research and development activities. Once we close the Sale of the commercial assets of Beijing Origin in 2017, we plan to use a part of the net proceeds from the Sale to invest in biotechnology trait and seed germplasm research and development.

The Company has received government funding for research and development activities. Such funding was received in the fiscal years of 2014, 2015 and 2016 in the amounts of RMB7.61 million, RMB7.08 million, and RMB10.37 million respectively.

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

Commercial Production

We produce most of our hybrid seeds by contracting with local farmers in China to whom we provide parental seeds and technical support. Currently, we have 127 production personnel and seed conditioning plants located in Gansu, Xinjiang, Jilin, Henan, and Sichuan, with our main production facilities in Gansu province and Xinjiang province. The facilities of Xinjiang Origin, along with the seed production land of the Fifth Agricultural Construction Division, deploy modern technologies and full mechanization throughout the entire production process from land preparation and seeding to product packaging. This processing facility employs advanced corn husker system, which is one of the largest corn husker systems in the world. The production base uses modern drip irrigation systems and advanced farming equipment for corn seed production. Together, our production centers work to supply parental seeds to our producer-farmers, who plant, grow and harvest the hybrid to produce seeds for us. This network of local farmers who produce our seeds is an important element of our strategy to produce an increasing number of products with consistent quality. We are the first Chinese seed company to obtain the ISO9001-2000 certification by the China Certification Center for Quality Mark. With a strict seed quality control system, we have sufficient processing capability and advanced equipment to allow us to operate efficiently and maintain a high quality of seed products. By employing these practices, we have achieved product quality on par with that of our foreign competitors and that is consistently well received by our customers.

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

National Marketing and Distribution

We have our own sales organization consisting of 71 employees who oversee all aspects of our distribution and retail sale network and promote our sales within the distribution chain. In addition, these individuals provide high-level technical service to our end customers.

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

In the recent years, through the arrangement with Beijing Shihui Agricultural Development Co. Ltd. (“Shihui”), our biggest distributor, our distribution network has been moving towards on-line distribution and other channels. We have also engaged Shihui to take over more of our distribution channel and sales centers. Shihui is a related party in that the two principal shareholders are the brother and son of Dr. Han Gengchen, our Chairman of the Board.

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

In addition to the domestic patents and patent applications, we have filed patent application outside of China. During the first quarter of fiscal year 2015, we submitted a patent application to the United States Patent and Trademark Office for our glyphosate-tolerance technologies which entered public stage in 2016. In addition, we have also applied for a patent in Brazil for similar biotechnologies. In 2016 we filed a patent application on insect resistant corn technology with Patent Cooperation Treaty (PCT), an international patent system assists applicants seeking patent protection of their inventions internationally. We also file a patent on insect resistant corn technology in Argentina in 2016. We believe these patents will strengthen further our leading position in the genetically modified seed technologies in China and will allow us to expand our biotechnology position in the international seed market.

As of September 2016, we had eighteen proprietary corn seed products, ten proprietary rice seed products and one proprietary canola seed product that are in commercial production and distribution.

Licensed Seed Products

In addition to the development of our own proprietary seeds, we have licenses to distribute seeds developed by independent research and development institutions. Currently, we have licenses to distribute seventeen varieties of corn seed, twenty six varieties of rice seed and seven varieties of canola seed.

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

We also entered into two commercial licensing agreements with DuPont Pioneer, the advanced seed and genetic business of DuPont, in April 2016 and January 2017. Pursuant to the April license, we and DuPont will jointly develop new seeds for Chinese farmers, and pursuant to the January license, we will gain access to non-GM corn seed products and bring such products into Origin’s North America non-GM/Organic business.

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

Our business strategy focuses on meeting the needs of small Chinese farmers and includes the following elements:

(i.)	producing and distributing high-quality seed products, initially under third-party licenses and, over time, increasingly internally developed proprietary seeds, to deliver superior value to our distributor-customers and their farmer-customers;

(ii.)	devising a process for obtaining regulatory approvals for new crop seeds (a Chinese legal requirement) that is efficient and effective;

(iii.)	establishing a broad network of producer-farmers and distributor-farmers in several regions to participate in the seed development process and to produce approved crop seeds for commercial distribution;

(iv.)	creating an effective distribution system using a relatively small network of primary distributors, only one in each county with exclusive territories, with which we can deal directly and efficiently which, in turn, develop their own secondary distribution network to reach out directly to the consumer- farmers. This distribution network is not only a means for securing and fulfilling orders, but acts as a conduit for our marketing and technical support activities;

(v.)	relying on a number of marketing activities to retain existing customers and attract new ones. These marketing activities include:
•	a demonstration program that provides technical assistance to customers regarding the correct seed choice and proper cultivation methods;
•	a database of over 15 million customers that we use to keep repeat sales at a high level, an important component of revenue growth; and

(vi.)	delivering service and technical support to customers throughout the growing season for its products. End-user customers can contact us through a dedicated call center that handles up to 1,000 calls per day. Field service representatives are dispatched within 48 hours of a customer’s request for help.

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

These multinationals rely heavily on GM seed products in the non-PRC markets. Our market research indicates that most of the superior products that the multinationals have to offer are genetically modified. GM seed products have only begun to be accepted in China, and the extent of this acceptance is not yet determinable. To date, phytase corn and Bt Rice are the only genetically modified major food crop seed products that have received safety certificate, yet to obtain approval for commercial seed sale in China. The limited GM technology approval therefore currently limits their competitive advantage.

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

In November 2015, China's top legislature adopted revisions to the Seed Law which became effective on January 1, 2016. The revised law left the major-crop seed approval system unchanged, but has cut those that need to be approved by regulators before hitting the market from 28 kinds to five major seeds — rice, corn, wheat, soybean and cotton — so as to stimulate seed research innovation while guaranteeing China's food security. Producers for seeds other than the abovementioned five major ones will only need to register their products at the regulators said the new law.

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

GM products in the United States are regulated under health, safety, and environmental legislation, mostly at the federal level under the Coordinated Framework for Regulation of Biotechnology. United States regulation focuses on the nature of the product rather than the process in which they are produced. Plant GM products are regulated by the United States Department of Agriculture’s Animal and Plant Health Inspection Service under the Plant Protection Act. GM products in food, drugs and biological products are regulated by the Food and Drug Administration under the Federal Food, Drug and Cosmetic Act and the Public Health Service Act. GM products that have pesticide and microorganism qualities are regulated by the Environmental Protection Agency pursuant to the Federal Insecticide, Fungicide and Rodenticide Act and the Toxic Substances Control Act. The importation of GM plants are regulated under the Plant Protection Act, which can be used to prohibit or restrict the importation, entry, exploitation and movement in interstate commerce of any plant that may result in the introduction of plant pests and noxious weeks within the United States. GM plants are considered potential plant pests, and therefore are subject to a notification process, permitting process and determination of non-regulated status before entry into the United States market.

Additionally, some states in the United States separately are establishing regulation with respect to GM plants. These regulations take a number of forms, including banning the planting and cultivating of GM plants, labeling requirements and permitting requirements. We may have to meet these requirements depending on the anticipated markets for our products.

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

Foreign Ownership Restrictions of Chinese Companies

Currently, China restricts foreign ownership of businesses in the seed industry. A foreign invested enterprises, or FIE that is engaged in the production, marketing, distribution and sale of food crop seeds is limited to 49% foreign ownership pursuant to the Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry (effective on September 8, 1997) and the Foreign Investment Industrial Guidance Catalogue (effective on December 1, 2007).

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

The applicable tax rate of the PRC New EIT to Beijing Origin is 15% since January 1, 2008, because Beijing Origin has been approved as new technology enterprises and enjoys the reduced New EIT rate of 15% while our other operating companies are subject to the New EIT at a uniform rate of 25%. The preferential treatment in EIT to Xinjiang Origin is 2 years of exemption and 3 years of half reduction from January 1, 2012 and December 31, 2016. Xinjiang Origin is currently in the status of ‘half EIT’ for the year ended September 30, 2016. Linze Origin is entitled to a preferential tax rate of 15% from January 1, 2016 and December 31, 2016.

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

Dividend Distribution

Under PRC law, FIEs in China, including Origin Agritech may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as cash dividends. The Board of Directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds which may not be distributed to equity owners except in the event of liquidation. The amount set aside as of September 30, 2015 and 2016 were RMB24,789 and RMB24,789, respectively. We are currently in compliance with all applicable PRC laws and regulations relating to our business.

C.	Organizational structure.

Origin Agritech is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC Operating Companies. The following diagram illustrates our current organizational structure:

(1)	We do not have any ownership interest in Beijing Origin, Henan Origin, Changchun Origin, Denong, Linze Origin and Xinjiang Origin, rather, through State Harvest, we have entered into a series of stock consignment agreements for Beijing Origin, Henan Origin and Changchun Origin with their respective shareholders which provides us control of Beijing Origin and its subsidiaries.

 The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest:

	Place of incorporation	Percentage
Name	(or establishment)/operation	of ownership

State Harvest	British Virgin Islands	100% owned by Origin

Origin USA	Des Moines, Iowa, USA	100% owned by Origin

Origin Biotechnology	Haidian District, Beijing, PRC	100% owned by State Harvest

Beijing Origin	Haidian District, Beijing, PRC	97.96% controlled by State Harvest

Henan Origin	Zhengzhou, Henan Province, PRC	92.04% owned by Beijing Origin

Changchun Origin	Changchun, Jilin Province, PRC	99.83% owned by Beijing Origin

Denong	Chengdu, Sichuan Province, PRC	98.58% owned by Beijing Origin

Linze Origin	Linze, Gansu Province, PRC	100% owned by Beijing Origin

Xinjiang Origin	Jinbo City, Xinjiang Province, PRC	51% owned by Beijing Origin

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

Master Transaction Agreement

In September 2016, Origin entered into a Master Transaction Agreement to sell its seed production and distribution business to Beijing Shihui Agricultural Development Co.Ltd. (“Shihui”). The overall transaction will be conducted in two steps. The first step will be the sale of the equity held by Beijing Origin of each of the Denong, Changchun Origin and Linze Origin companies, and the second step will be the sale of a company holding the Zhengzhou Branch Assets and the office building in Beijing. Beijing Origin will also orchestrate with the parties that own minor percentages of Changchun Origin, not now owned by Beijing Origin, to purchase their ownership equity amounts so that Shihui acquires from Beijing Origin all of the equity of Changchun Origin in the first step of the transaction. The second step requires Beijing Origin to effect a restructuring to form a company to own the current office building located in Beijing, PRC and certain other assets (together the “Zhengzhou Branch Assets”), which company will be sold to Shihui so as to transfer the building and assets to Shihui. By separate agreement Shihuiwill enter into license arrangements to pay Beijing Origin a royalty for the present and future seed portfolio and a technology access fee for the research and development effort that Beijing Origin will provide going forward in the areas of product discovery and development, hybrid registration, trait integration and intellectual property protection.

At the first closing, Shihuiwill pay to Beijing Origin RMB200 million (approximately US$30,000,000), for the 98.58% equity ownership interest in Denong, 100% equity ownership interest Changchun Origin and 100% equity ownership interest in Linze Origin (together the “VIE Subsidiaries”). The first closing is conditioned (among other things) on Beijing Origin acquiring the current minority percentage ownership of Changchun Origin that is held by the Company’s Chairman, so as to deliver to Shihui 100% of the equity ownership of Changchun Origin. The minority interest of Denong will continue to be held by two third parties and will not be sold to Shihui. At the second closing, Shihui will pay to Beijing Origin RMB190 million (approximately US$28,500,000) and the RMB10 million (approximately US$1,500,000) deposit, which has been received in September 2016, will be used for settle for the 100% ownership interest in an entity formed by Beijing Origin as part of its reorganization to hold the Zhengzhou Branch Assets. The total consideration to be paid to Beijing Origin will be RMB400 million (approximately US$60,000,000).

Shihui will assume the outstanding liabilities of the acquired subsidiaries and the Zhengzhou Branch Assets, except for certain outstanding bank loans. The current bank loans aggregating RMB100 million (approximately US$ 15,000,000) will be transferred to Beijing Origin, subject to the approval and agreement of the bank lenders. If the bank loans cannot be transferred, then the purchase price will be reduced for the outstanding amount due, but any guarantees provided by Dr. Han Gengchen will be terminated without liability to Beijing Origin or Dr. Han.

Beijing Origin has agreed to use its reasonable best efforts (i) to complete the restructuring of the company so as to be able to complete the second closing, to acquire the portion of Changchun Origin that it does not own, and to transfer certain assets, the Linze Branch Assets, to Linze Origin. Additionally, all intercompany accounts between Beijing Origin and its retained affiliates, on the one hand, and the acquired subsidiaries, on the other hand, regardless of any due dates, existing prior to the first closing will be paid in full before or at the first closing. Shihui and Beijing Origin will negotiate separate license agreements regarding Shihui’s continued use of the trademarks and trade names owned by Beijing Origin and licensing designated seeds developed by Beijing Origin or Beijing Biotechnology. Origin Agritech and Beijing Origin are jointly responsible for all transfer, documentary, sales, use, stamp, recording, value added, registration, conveying taxes and fees in connection with the sale of the various types of assets to Shihui.

Beijing Origin has agreed that for ten years after the closing, without the written consent of Shihui, it and its affiliated entities will not directly conduct any business in the distribution of crop seeds in the PRC, except for the distribution of crop seeds in Xinjiang province by Xinjiang Origin. This limitation will not prohibit Origin, Beijing Origin or Beijing Biotechnology from conducting the businesses of crop seed licensing, transgenic materials licensing, transgenic traits licensing or other activities related to its intellectual property in the PRC. This non-competition provision will terminate if more than 50% of the equity interest or assets of Origin Agritech are acquired by an independent third party during the restrictive period.

To be able to complete the transaction, the transaction will need to be approved by our shareholders. Also, Beijing Origin will be required to obtain waivers of a right of first refusal to purchase the Denong shares being sold to Shihui held by Leshan Agricultural Science Institute and Sichuan Neijiang Agricultural Science Institute, each of whom currently own a small percentage of the shares of Denong.

D.	Property, plant and equipment.

Our principal executive offices are located in the Changping District in Beijing where we own approximately 10,320 square meters of office space, and the right to use approximately 19,250 square meters of land. The land uses right, and the property, plant, and equipment of our headquarters in Beijing currently secures a loan of RMB60 million. This loan was extended by China Construction Bank. The office building in Beijing is expected to be sold to Buyer at the Closing of the Sale.

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

We leased an office space in the United States at 666 Walnut Street, Des Moines, IA 50309. The office space is approximately 87 square meters and is rented at the regular commercial rate. The Des Moines location serves as our North America operations and international relations center and our Chief Executive Officer, Chief Financial Officer and a few independent contractors are located in the Des Moines location.

From 2012 to date, our capital expenditures consisted primarily of construction and purchase of plant and equipment, which are located in the PRC and financed mainly by bank borrowing. The Xinjiang Origin’s plant was the major investment in this period. The table below sets forth the amount of our capital expenditures for the periods shown:

For the year ended September 30,	For the year ended September 30,	For the year ended September 30,	For the year ended September 30,
2014	2015	2016	2016
RMB	RMB	RMB	USD
26.01 million	20.36 million	16.96 million	2.54 million

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

Corporate Strategies Origin started as a hybrid corn seed company in 1997 as the first private seed company in China. With the success in and strong cash flow from the hybrid corn seed business, Origin started its seed biotechnology research in early 2000’s and established Origin Life Science Center in 2005. The Company has since focused on the seed biotech product development and funded the biotech R&D with its free cash flow from the traditional hybrid seed business.

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

With the success in biotech product development, especially the successful field trials of the stacked traits of insect resistance Bt genes and glyphosate tolerance genes, the Company announced in June, 2015 its strategies going forward. The Company is now reorganized into two business units: Biotech & Product Development under State Harvest and Seed Production & Distribution under Beijing Origin.

Under the new corporate structure, the Company plans to enter the seeds and traits market in North America with its GMO product pipelines under State Harvest represented by its first generation FEED/ENVIRONMENT trait phytase transgenic corn, first generation WEED(herbicide tolerance) tolerance corn seed, and its first generation WEED/PEST stacked traits of herbicide tolerance and insect resistance. While waiting for the approval for commercial planting in China, State Harvest plans to introduce these agri-biotech products into the United States seed market. In addition, State Harvest has also built a solid capacity for breeding technologies, including marker-assisted breeding and doubled haploids technologies, which along with its germplasm resources, will allow State Harvest to become a global seed technology company.

Beijing Origin, the current operating entity in China, focuses on the seed production and distribution business in China.

Biotechnology Progress While we continue to advance our GMO product pipelines with phytase traits and glyphosate tolerance technologies, the most significant progress made in the last several years is in the new biotech pipelines of stack traits of insect resistance (Bacillus Thuringiensis, or Bt) and herbicide tolerance. 2016 marks the fifth year that our double stacked products of Bt and glyphosate tolerance genes were tested in the field against the technologies currently used in the global market. Additionally, we have started to introduce triple stacked and quadruple stacked traits of Bt and herbicide tolerance genes.

In 2016, Origin completed the laboratory and field production trials for its first generation PEST/WEED trait. In these trials, molecular characteristics, field efficacy, environmental safety and food safety were thoroughly evaluated and the results met critical biosafety regulation standards. Dossiers summarizing the laboratory and field-test studies internal to Origin and in collaboration with third party research labs were submitted in November 2016 to request Phase 5 Safety Certificate approval. It is anticipated that in 2017, Origin’s first generation WEED and PEST/WEED traits will be incorporated into the elite corn inbred lines of Origin and into the products of leading Chinese seed industry partners preparing for future regulatory approval and commercialization

Biotechnology Corn Seed Product Pipelines and Regulatory Approval in China

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

Origin’s first generation biotechnology trait for insect resistance and herbicide tolerance (PEST/WEED) has been successfully exported from China to the U.S. with permits from the Chinese and U.S. governments. This initiates the global regulatory approval process and represents the first export of such technology by a Chinese company to a strategic partner based in the U.S. Origin has successfully requested and received the first transgenic corn seed export permit from China’s Government agencies, following required protocols. Specifically, our U.S. collaborator has secured an importation permit for these seeds from the United States Department of Agriculture(“USDA”). In late 2016 corn seeds containing our lead trait event and a back-up were successfully shipped from China to the US and planted in a USDA designated greenhouse.

Corn seeds carrying Origin’s insect resistance and herbicide tolerance technologies developed in China will enter collaborative field experiments next summer to conduct testing required by the USDA, Environmental Protection Agency and the Food and Drug Administration.

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

Following the corporate restructuring in fiscal year 2012 and operational improvements in fiscal years 2013, 2014 and 2015, we achieved further significant improvement in operating efficiency and cost reduction in fiscal year 2016. As of September 30, 2016, Origin has a total of 389 employees, compared with 856, 713, 678, 531 and 430 employees as of September 30, 2011, 2012, 2013, 2014 and 2015, respectively. Excluding restructuring cost , expenses related to expansion of operation in North America and one-time stock compensation expense,the G&A costs in fiscal year 2016 was RMB38.1 million (US$5.7 million), compared to RMB86.7 million, RMB77.6 million, RMB66.2 million, RMB46.4 million and RMB40.7 million in FY2011, FY2012, FY2013, 2014 and FY2015, respectively. The G&A expenses as the percentage of sales declined from 15.3% in FY2011 to 11.3% in FY2016. We believe our cost reduction efforts were important to the improvements in our financial performance during the challenging year.

	FY2011	FY2012	FY2013	FY2014	FY2015	FY2016
Number of employees at the end of period	856	713	678	531	430	389
General & Administrative expenses[1], RMB in thousands	86,748	77,585	66,153	46,428	40,684	38,079
G&A expenses as the percentage of revenue, %	15.3	14.1	13.7	11.2	10.8	10.9

1The general & administrative expenses in FY2016 excluding restructuring cost, expenses related to expansion of operation in North America and one-time stock compensation expense.

Our cash flow from operating activities had a significant recovery as we manage our inventory and sales efforts product by product. Net cash provided by operating activities was RMB47.9 million (US$7.2 million) for the fiscal year ended September 30, 2016 compared with net cash provided of RMB52.2 million and net cash used of RMB85.6 million for the fiscal year ended September 30, 2015 and 2014, respectively. We believe that the progress that the Company has made in the operating improvements will improve the Company’s cash flow from operating activities in the next years.

Overall Analysis

Total revenues for the fiscal year ended September 30, 2016 were RMB335.3 million (US$50.2 million), a decrease of 11.0% from RMB376.6 million during the fiscal year ended September 30, 2015. Overall, the year-over-year decrease in revenues was mainly due to the lower volumes for the corn and rice seeds as the result of market oversupply and increasing competition.

Corn seed accounted for 91% of our overall sales. Total revenues from corn seeds were RMB306.4 million (US$45.9 million) in fiscal year 2016, compared with RMB331.3 million in fiscal year 2015. Revenues from the rice product line for the year ended September 30, 2016 decreased to RMB19.7 million (US$3.0 million) from RMB29.2 million in the fiscal year 2015. Sales of canola seeds decreased to RMB8.7 million (US$1.3 million) in fiscal year 2016 compared to RMB15.7 million in fiscal year 2015. Revenues of Biotech & Product Development,related to conversion and testing fees from DuPont Pioneer and KWS SAAT SE, for the year ended September 30, 2016 increased to RMB 0.5 million (US$0.1 million) from RMB 0.3 million in fiscal year 2015.

Operating expenses for the fiscal year ended September 30, 2016 were RMB137.3 million (US$20.6 million), representing an increase of 23.5% from RMB111.2 million in the fiscal year 2015, which was mainly because of restructuring cost,expenses related to expansion of operation in North America and one-time stock compensation expense of RMB24.08 million (US$3.6 million). Selling and marketing expenses for the fiscal year ended September 30, 2016 were RMB38.1 million(US$5.7 million), a decrease of 4.8% year-over-year due mainly to the decline in salary as a result of decrease in headcount.

Operating loss for the fiscal year ended September 30, 2016 was RMB61.3 million (US$9.2 million), compared with operating income of RMB1.3 million in fiscal year 2015. The decrease in operating results was mainly due to decline in revenue and rise in operating expenses as a result of corporate restructuring.

Net loss attributable to Origin for the fiscal year ended September 30, 2016 was RMB65.6 million (US$9.8 million) compared to the net loss of RMB13.8 million for the fiscal year ended September 30, 2015.

Net loss per share was RMB(2.87) or US$(0.43) for the fiscal year 2016, compared with net loss per share of RMB(0.61) in fiscal year 2015.

As of September 30, 2015 and 2016, we had approximately RMB66.0 million and RMB54.5 million (US$8.2 million), respectively, in cash and cash equivalents. Total borrowings as of September 30, 2015 and 2016 were RMB285 million and RMB237 million (US$35.5 million), respectively. During fiscal year 2016, net cash provided by operating activities was RMB47.9 million (US$7.2 million) compared with RMB52.2 million for the fiscal year ended September 30, 2015. Net cash used in investing activities was RMB6.5 million (US$1.0 million) for the fiscal year ended September 30, 2016 compared with RMB20.4 million for the fiscal year ended September 30, 2015. Net cash used in financing activities was RMB48.8 million (US$7.3 million) for the fiscal year ended September 30,2016 compared with RMB9.5 million for the fiscal year ended September 30, 2015. The borrowing was mainly related to support the operations of Beijing Origin and Linze Origin, which had RMB210 million (US$31.5 million) bank loans for settlement of seed purchases, and RMB27.1 million (US$4.1 million) used for the corn seed production facilities in Xinjiang Origin and the Company’s working capital.

Research and Development Activities

Origin was built on its R&D platform and we believe a commitment to R&D is essential to the growth of the Company, particularly as we orientate our operations to biotechnology. During fiscal year 2016, we continue to make significant progress both in our conventional hybrid crop seed development programs and biotechnology R&D activities.

Key developments for Origin’s GM corn seeds:

Phytase: Four commercial hybrids with phytase traits have completed a number of variety production tests. These varieties with phytase traits have been submitted to the Chinese government (the Ministry of Agriculture) to obtain variety safety certificates. We are waiting for the final approval from the Chinese government.

Glyphosate Tolerance: One GM glyphosate tolerance event (the unique DNA recombination event that took place in one plant cell) completed a second year Phase 4 – Production Test and the summary of test results has been submitted to the MOA for the Phase 5 – Safety Certificate.

Glyphosate(G2) + Bacillus Thuringiensis (Bt): The double stacked traits of insect resistance and glyphosate tolerance genes have completed the Production Test (Phase 4). The lab and field tests conducted internally and in collaborations with 3rd party research institutes and universities that are certified by MOA showed consistently positive performance same as that we have observed in the tests of previous years. The molecular characteristics, field efficacy of insect resistance and herbicide tolerance traits, agronomic performance, environmental safety, food safety of the transgenic event were thoroughly evaluated. These results meet the standards of the government GM regulations. The summary of these results has been submitted to MOA for safety certificate (phase 5).

Triple and Quadruple Stacked Traits: Stacked triple and quadruple traits of insect resistance and herbicide tolerance genes with different resistance mechanisms have been under intermediate testing. These traits are expected to increase herbicide tolerance and expand the insecticidal spectrum and durability. More than 3,000 events of the stacked traits are being screened in a greenhouse environment of Phase 1-Laboratory Research. Backcrossing Programs: Multiyear programs of backcrossing of our biotech products, including phytase, glyphosate tolerance, and stacked traits of Bt and G2 genes, into corn varieties from our own product lines as well as several product lines of multinational companies are progressing well. Successful backcrossing products into our own varieties are and will be submitted for government approvals in due course.

Hybrid Corn Seed Development Program:

The most significant development in the hybrid corn seed approval process in China is the introduction of the Corn Seed Green Pass Test System. Origin is now one of a few major seed companies in China able to use the national level Corn Seed Green Pass Test System. Under this system, Origin can introduce to the market our new hybrid varieties with the field tests conducted by us at our own test sites following aprotocol developed by the government. This is an important step to accelerate new product introduction to the market.

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

During fiscal year 2016, the second year under the new Green Pass Test System, we had more than 36 tests going through different stages of the testing stages. As the results of multiyear testing, we received registration approval for 2 of our new varieties. During the fiscal years 2014 to 2016, we received a total of 17 approvals for our corn seed hybrid products.

Hybrid Corn Seed Registration and Approval

					Registration
	Pre-Registration	Registration	Registration		Trial 2 +
Year	Trial	Trial 1	Trial 2	Field Demo	Field Demo	Approved

2011	72	16	5	5	4	0
2012	33	18	5	5	3	3
2013	44	12	3	6	2	7
2014	18	6	3	5	3	8
2015	13	27	4	3	N/A	7
2016	9	13	6	5	3	2

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

During the past few years, we have established several plant genetic engineering technology platforms. These include introducing traits such as herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance into inbred corn lines. We seek to efficiently utilize modern biotechnology in China and aim to expand beyond China.

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
4.	Production Test: a relatively large-scale test before production and application; and
5.	Obtaining the safety certificate on genetically modified organisms

Since we are considered a domestic Chinese company, we can proceed through all five phases of the GM approval in China, while international entities are restricted to only phrase one, and currently forbidden to proceed to phases two through five. We have already had several of our products submitted to testing in phases two through four, and one product has completed the five-step process. We are the first company to obtain approval to produce and sell GM corn seeds in China.

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

Operating expenses, net

Our operating expenses, net consist of general and administrative expenses, research and development expenses, selling and marketing expenses and other income, net. Our operating expenses, net increased for the fiscal year ended September 30, 2016 compared to fiscal year 2015 was mainly due to one-time stock compensation expense and corporate restructuring cost.

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

Equity award plans and award agreements

Our equity based awards are granted under the 2005, 2009 and 2014 Performance Equity Plans. We adopted the 2005 Plan in November 2005, under which we may issue equity based awards for up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we may issue equity based awards for up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. On December 22, 2014, our company adopted the 2014 Performance Equity Plan, under which we may issue equity based awards for up to 5,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. In addition to current equity awards to the directors and officers, we plan to expand our equity awards to a broader range of employees in order to align our employee incentives towards the stock performance. There are equity awards currently outstanding for nil ordinary shares under the 2005 Plan, for 1,060,000 ordinary shares under the 2009 Plan and for 1,380,000 ordinary shares under the 2014 Plan.

On December 22, 2014 and January 2, 2016, the compensation committee of the Board of Directors approved the substitution of restricted stock for outstanding grants under Tranche 5&6 that no longer offer the kind of incentive opportunity originally sought for valued employees given the fall in the market price of the ordinary shares of the Company during the recent years.  The revised terms of the stock options were accounted for as a modification in accordance with ASC 718-20. For the purpose of determining the amount of any incremental share-based compensation cost that may have resulted from the modification of the exercise prices, the Company compared the fair value of modified awards and that of the original awards, and determined that RMB0.61 million and RMB 0.54 million (US$0.1 million) of the modifications required the recognition of additional share-based payment expense, respectively.

As of September 30, 2016, all option based awards had an exercise price within the range of US$1.27 to US$2.55, and the awards expire 5-10 years from the date of grant and either vest immediately or vest over a period of 1 to 5 years, depending on the award. We recorded a total stock-based compensation expense of RMB1.32 million for the fiscal year ended September 30, 2014, and RMB1.61 million for the fiscal year ended September 30, 2015 and RMB8.80 million (US$1.32 million) for the fiscal year ended September 30, 2016.

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

Impairment of long-lived assets

We perform the Goodwill Impairment Test on an annual basis. This process is conducted at the reporting unit level, defined as the lowest level of the Company, i.e., business units, subsidiaries, operating units, divisions, etc. As of September 30, 2016, the remaining goodwill on the books was exclusively arising from the acquisition of Denong. We conducted the annual Goodwill Impairment Test for the year ended September 30, 2016.

On September 26, 2016, the Company has entered into a definitive agreement to sell its proprietary China-based commercial corn seed production and distribution business, including Denong, for RMB400 million (approximately US$60 million) to Beijing Shihui Agricultural Development Co, Ltd (“Beijing Shihui”). Beijing Shihui is an internet agricultural enterprise that provides agricultural products and technology services to farmers, suppliers and agriculture-related enterprises in China. This transaction is subject to customary closing conditions and shareholder approval. It is expected to close in the first calendar quarter of 2017. We considered the implied fair value, i.e. consideration of the Sale, exceeds the carrying value of the reporting unit. Therefore, goodwill was not considered to be impaired as of September 30, 2016.

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

We have assessed the product quality, unsold quantity and the amount unit cost exceed the selling price performed by our quality inspectors and sales staff on an annual basis, and accordingly, determined the inventory write-downs based on the assessment results. We believe that the current methodologies on impairment assessment are adequate to address the risks of inventory write-downs. For fiscal year 2016, we had a write down of RMB20.50 million (US$3.1 million) compared to RMB10.97 million for fiscal year 2015, which was mainly due to written down in related to product quality,and RMB21.98 million for fiscal year 2014.

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

Results of Operations

Fiscal Year Ended September 30, 2016 Compared To Fiscal Year Ended September 30, 2015

Revenues and Gross Margin

Total revenues for the fiscal year ended September 30, 2016 were RMB335.25 million (US$50.20 million), a decrease of 11.0% from RMB376.53 million during the fiscal year ended September 30, 2015. Overall, the year-over-year decrease in revenues was mainly due to the lower sales in corn and rice seed business as the result of fierce competition.

The table below lists the change in both revenues and gross margins exclusive of scrap sales, and conversion and testing services income between fiscal year 2016 and fiscal year 2015.

Items	Revenues			Gross Margin
	Year ended September 30, 2016	Year ended September 30, 2015	Change	Year ended September 30, 2016	Year ended September 30, 2015	Change in percentage point
	RMB’000	RMB’000
Hybrid Corn seeds	306,050	329,984	(7.3)%	32.7%	34.3%	(1.6)%
Hybrid Rice seeds	19,311	26,067	(25.9)%	(50.3)%	(20.8)%	(29.5)%
Hybrid Canola seeds	8,704	15,640	(44.3)%	42.0%	49.5%	(7.5)%
Total normal sales	334,065	371,691	(10.1)%	28.2%	32.7%	(4.5)%

Revenues from our hybrid corn seeds decreased by 7.3% to RMB306.05 million (US$45.83 million) in fiscal year 2016 from RMB329.98 million in fiscal year 2015, this year-over-year decrease was mainly due to the lower sales volume as the result of fierce competition in this year. Gross margin of our corn products decreased by 1.6% in fiscal year 2016 compared with fiscal year 2015, which was mainly due to higher average unit purchase cost of seed as a result of lower seed production yield for one of our key production centers this year.

Revenues from our hybrid rice seeds decreased by 25.9% to RMB19.31 million (US$2.89 million) in fiscal year 2016 from RMB26.07 million in fiscal year 2015, which was mainly due to increasing competition in the rice seed market. Revenues from our canola seeds decreased by 44.3% to RMB8.70 million (US$1.30 million) in fiscal year 2015 compared with RMB15.64 million in fiscal year 2015.

Gross margin

The gross margin was 22.7% in fiscal year 2016 compared with 29.9% in fiscal year 2015, which was mainly due to higher average unit purchase cost of seed as a result of lower seed production yield for one of our key production centers this year.

Operating expenses

Operating expenses for fiscal year 2016 increased to RMB137.31 million (US$20.56 million) from RMB111.17 million in fiscal year 2015. Higher operating expense for fiscal year 2016 was mainly due to one-time stock compensation expense, expenses related to expansion of operation in North America and corporate restructuring cost of RMB24.08 million, and decrease in other income of RMB11.3 million.

.

Selling and marketing

Selling and marketing expenses for fiscal year 2016 decreased to RMB38.08 million (US$5.7 million) from RMB39.99 million in fiscal year 2015. Lower expenses were due to decline in salary as a result of the shift in the marketing strategy.

General and administrative

General and administrative expenses (“G&A”) increased to RMB62.16 million (US$9.31 million) in fiscal year 2016 from RMB40.68 million in fiscal year 2015. The increase was mainly due to one-time stock compensation expense of RMB7.20 million, expenses related to expansion of operation in North America of RMB4.67 million and corporate restructuring cost of RMB12.21 million, respectively.

Research and development

Research and development expenses (“R&D”) decreased to RMB44.03 million (US$6.59 million) in fiscal year 2016 from RMB48.74 million in fiscal year 2015. We typically target R&D investment in the range of 7-13% of our total revenues although the actual investment fluctuates depending on the realization of R&D projects and the level of expansion our R&D will experience as we focus on biotechnology development.

Other income, net

Other income decreased to RMB6.96 million (US$1.04 million) in fiscal year 2016 from RMB18.24 million in fiscal year 2015. The decrease was mainly due to the reversal of liabilities aged over five years with amount of approximately RMB9.0 million in last year.

Loss from operations

As a result of the impact of the components described above, loss from operations were RMB61.31 million (US$9.18 million) in fiscal year 2016 compared with operating income of RMB1.34 million in fiscal year 2015.

Interest expense

Interest expense was RMB14.25 million (US$2.13 million) for the fiscal year 2016 compared to RMB18.63 million a year ago. This mainly represents bank loans from the Beijing, Xinjiang and Linze entities this year.

Net Loss

Net loss attributable to Origin for the fiscal year ended September 30, 2016 were RMB65.58 million (US$9.82 million), compared with the net loss of RMB13.81 million during the fiscal year ended September 30, 2015. The year-over-year increase in the net loss was mainly due to decrease in revenue and rise in operating expenses this year described above.

Fiscal Year Ended September 30, 2015 Compared To Fiscal Year Ended September 30, 2014

Revenues and Gross Margin

Total revenues for the fiscal year ended September 30, 2015 were RMB376.55 million (US$59.19 million), a decrease of 9.3% from RMB415.18 million during the fiscal year ended September 30, 2014. Overall, the year-over-year decrease in revenues was mainly due to the lower sales in corn and rice seed business as the result of fierce competition.

The table below lists the change in both revenues and gross margins exclusive of scrap sales, and conversion and testing services income between fiscal year 2015 and fiscal year 2014.

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

Revenues from our hybrid corn seeds decreased by 7.2% to RMB329.98 million (US$51.87 million) in fiscal year 2015 from RMB355.44 million in fiscal year 2014, this year-over-year decrease was mainly due to the lower sales volume as the result of fierce competition in this year. Gross margin of our corn products increased by 1.1% in fiscal year 2015 compared with fiscal year 2014, which was mainly because the average unit sale price increased by approximately 5% this year.

Revenues from our hybrid rice seeds decreased by 27.9% to RMB26.07 million (US$4.10 million) in fiscal year 2015 from RMB36.15 million in fiscal year 2014, which was mainly due to increasing competition in the rice seed market. Revenues from our canola seeds decreased by 24.1% to RMB15.64 million (US$2.46 million) in fiscal year 2015 compared with RMB20.62 million in fiscal year 2014.

Gross margin

The gross margin was 29.9% in fiscal year 2015 compared with 27.5% in fiscal year 2014, which was mainly because the average unit sale price of corn seed increased by approximately 5% this year.

Operating expenses

Operating expenses for fiscal year 2015 decreased to RMB111.17 million (US$17.48 million) from RMB138.51 million in fiscal year 2014. Lower operating expense for fiscal year 2015 was mainly due to lower advertisement and transportation expenses, continuous cost control and higher other operating income.

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

Other income, net

Other income increased to RMB18.24 million (US$2.87 million) in fiscal year 2015 from RMB7.27 million in fiscal year 2014. The increase was mainly due to the reversal of liabilities aged over five years with amount of approximately RMB9.0 million (US$1.41 million) this year.

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

Net Loss

Net loss attributable to Origin for the fiscal year ended September 30, 2015 were RMB13.81 million (US$2.17 million), compared with the net loss of RMB9.53 million during the fiscal year ended September 30, 2014. The year-over-year increase was mainly due to the reversal of tax liabilities with amount of RMB39 million in last year.

B.         Liquidity and Capital Resources.

As of September 30, 2014, 2015 and 2016, we had approximately RMB46.27 million, RMB66.03 million and RMB54.51 million (US$8.2 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and short term liquid investments with maturities of three months or less deposited with banks and other financial institutions. We believe our working capital is sufficient to meet our present requirements.

We financed our operations through cash generated from operating activities and bank borrowings. As of September 30, 2016, we had a total short-term borrowings of RMB190 million (US$28.45 million) and long-term borrowings of RMB47.06 million(US$7.05 million). Please see Note 13 to our consolidated financial statement for the details of bank borrowing.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12 months ended September 30, 2012, 2013, 2014, 2015 and 2016.

Item	September 30
(In thousands)
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	82,713	(146,109)	(85,639)	52,189	47,905	7,174

Net cash used in investing activities	(143,383)	(68,279)	(561)	(20,359)	(6,481)	(971)

Net cash provided by (used in) financing activities	83,400	191,687	394	(9,466)	(48,816)	(7,310)

Net (decrease) increase in cash and cash equivalents	22,730	(22,701)	(85,806)	22,364	(7,392)	(1,107)

Cash and cash equivalents, beginning of year	129,942	152,789	131,978	46,268	66,025	9,888

Effect of exchange rate changes on cash and cash equivalents	117	1,890	96	(2,607)	(4,124)	(618)

Cash and cash equivalents, end of year	152,789	131,978	46,268	66,025	54,509	8,163

Operating activities:

Net cash provided by operating activities was RMB47.91 million (US$7.2 million) for the fiscal year ended September 30, 2016, compared with RMB52.19 million for the fiscal year ended September 30, 2015. The cash inflow this year in the operating activities was mainly due to inventory decrease of RMB50.97 million (US$7.63 million), increase in amount due to related party of RMB58.3 million (US$8.73 million) and RMB55.70 million (US$8.34 million) lower advance received from the customers.

Investing activities:

Net cash used in investing activities was RMB6.48 million (US$0.97 million) for the fiscal year ended September 30, 2016, compared cash used of RMB20.36 million for the fiscal year ended September 30, 2015. The decrease was mainly due to deposits received from disposal of commercial seed business and decline in purchase of equipment and intangible assets.

Financing activities:

Net cash used in financing activities was RMB48.82 million (US$7.31 million) for the fiscal year ended September 30, 2016, compared with RMB9.47 million for the fiscal year ended September 30, 2015. The increase was mainly due to the repayment of borrowings.

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

Our research and development expenditures were RMB37.63 million, RMB42.16 million, RMB40.38 million, RMB48.74 million and RMB44.03 million for fiscal years ended September 30, 2012, 2013, 2014, 2015 and 2016, respectively. Our continued research and development spending is a result of our efforts to self-develop seed varieties and biotechnology traits both through joint development and in-house efforts.

The company has received government funding for research and development activities. Such funding was received in the fiscal years 2014, 2015 and 2016 in the amounts of RMB7.61 million, RMB7.08 million and RMB10.37 million(US$1.55 million), respectively.

D.	Trend Information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events in the period from October 1, 2015 to September 30, 2016 that were reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E.	Off-balance Sheet Arrangements.

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts or outstanding derivative financial instruments. We do not engage in trading activities involving non-exchange traded contracts.

F.	Tabular Disclosure of Commitments and Contingencies.

We have various contractual obligations that will affect our liquidity. The following table sets forth our contractual obligations as of September 30, 2016.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Commitment	5,172	5,172	-	-	-
Short term Debt Obligations	190,000	190,000	-	-	-
Long term Debt Obligations	47,057	27,057	20,000	-	-
Interest on Debt Obligations	17,279	17,042	237	-	-
Operating Lease Obligations	6,691	1,642	1,124	908	3,017
Total	266,199	240,913	21,361	908	3,017

G.	Safe Harbor.

Except for historical facts and financial data, the information included in Items 5.A through 5.D and 5.F is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in this Item 5.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of September 30, 2016.

Name	Age	Position

William S. Niebur	59	President, Chief Executive Officer and Director
Shashank Aurora	55	Chief Financial Officer
Jihong Liang	58	Chief Technology Officer
Gengchen Han	61	Chairman of the Board
James Kang	57	Independent Director (through January 2016)
Min Tang	63	Independent Director
Michael W. Trimble	59	Independent Director
David W. Bullock	52	Independent Director
James Chen	51	Chief Financial Officer (through January 2016)

Dr. William S. Niebur is the President and the Chief Executive Officer of Origin and joined Origin in April, 2016. Dr. Niebur most recently served with DuPont Pioneer as Vice President and General Manager with strategic oversight responsibility for China, East Asia and Oceania. Dr. Niebur has been in the seed business for more than three decades, beginning his career as a corn geneticist in Princeton, Ill. He went on to gain extensive global experience, first overseeing research and development while living in Europe, then returning to North America as the company’s global Vice President for R&D, and finally moving into business operations managing seed businesses in East and North Asia. In 2015, Dr. Niebur was named as one of 50 people “Shaping the Future of the U.S.-China Relationship” in the Pacific Power Index, publicized by Foreign Policy Group. Dr. Niebur was instrumental in integrating technologies into plant genetics programs and was granted several patents which led to the commercialization of more than 30 branded products during his scientific career. Dr. Niebur holds both his Bachelor of Science and Master of Science degrees from Iowa State University. He earned his doctorate in plant breeding and cytogenetics from the University of Minnesota.

Mr. Shashank Aurora has been serving as the Chief Financial Officer of Origin since May, 2016. Mr. Aurora most recently served DuPont Pioneer in the capacity of global services finance director. With more than two decades of experience with the organization, he led numerous DuPont Pioneer entities across the globe to strong financial results, including locations in Africa, Canada, China, India, Latin America and Pakistan. Mr. Aurora earned his Bachelor of Life Sciences degree from Nizam College, Osmania University, in Hyderabad, India, along with certifications as FCA from The Institute of Chartered Accountants of India and CPA from the American Institute of Certified Public Accountants. He is fluent in English and Hindi, and is familiar with Arabic.

Dr. Jihong Liang has been serving as the Chief Technology Officer of Origin since August, 2016. Prior to Origin, Dr. Liang most recently served as the head of Syngenta’s global rice seed research and development. He has nearly 25 years of global industry experience, leading research and development at companies such as Syngenta, Monsanto and the Monsanto-Cargill joint venture Renessen. He has held leadership positions in multiple disciplines, including technology scouting, global crop strategy planning, market research and business development in China, Singapore and the United States. Liang’s scientific work has resulted in 10 patents globally and numerous research articles published in world-class scientific journals. Dr. Liang earned his Bachelor of Science degree in microbiology from China Agricultural University, doctorate in biochemistry from the University of Wisconsin-Madison, post-doctoral fellowship in molecular biology from the University of Chicago and Master of Business Administration from Keller Graduate School of Management in St. Louis.

Dr. Gengchen Han is the Chairman of Origin and was formerly the President and the Chief Executive of Origin. Dr. Han is also the Executive Chairman of Beijing Origin and its affiliated companies, a position that he has held since founding the business in 1997. Dr. Han was the Co-Chief Executive Officer and Chief Executive Officer of the Company from its inception in 1997 until January 1, 2009 and from August 1, 2011 to April 25, 2016.  Dr. Han has more than 20 years of experience in research and development of hybrid seed products, particularly corn seed. From 1982 until 1984, Dr. Han was a lecturer at the Henan Agriculture University. From 1984 to 1987, Dr. Han received his Ph.D. degree in Plant Breeding and Cytogenics from Iowa State University. From 1989 until 1990 he worked for the International Maize and Wheat Improvement Center, or CIMMYT, in Mexico. He worked for Pioneer Hi-bred International from 1990 to 1996; his positions there included Regional Technical Coordinator for Asia/Pacific and Regional Supervisor for China Business.

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

Dr. Z. James Chenwas the Chief Financial Officer of Origin from January 2012 to January 2016. Prior to Origin, Dr. Chen served as an Investment Manager at Abu Dhabi Investment Authority (ADIA) and he worked as an equity research analyst at Morgan Joseph and BB&T Capital Markets. Dr. Chen also worked as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between ExxonMobil and Dow Chemical. Dr. Chen received his Ph.D. Degree in Chemical Engineering from the University of Connecticut and his M.B.A degree from New York University.

B.	Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB8.8 million (US$1.3 million) for the twelve months ended September 30, 2016. Options granted are stated in the chart found below.

2005 Performance Equity Plan

On November 8, 2005 the company adopted the 2005 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. We had outstanding awards for nil ordinary shares under the 2005 Plan at September 30, 2016.

2009 Performance Equity Plan

On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. We had outstanding awards for1,060,000 ordinary shares under the 2009 Plan at September 30, 2016.

2014 Performance Equity Plan

On December 22, 2014, the company adopted the 2014 Performance Equity Plan, under which we are able to issue equity awards for up to 5,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. In addition to current equity awards to the directors and officers, we plan to expand our equity awards to a broader range of employees in order to align our employee incentives towards our stock performance. We had outstanding awards for 1,380,000 ordinary shares under the 2014 Plan at September 30, 2016.

Those awards held by the current directors and officers are listed below.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price		Grant Date	Expiration Date
Gengchen Han	120,000	$2.55	/Share	January 3, 2012	January 2,2017
	120,000	$1.44	/Share	January 2, 2013	January 1,2018
	120,000	$1.27	/Share	January 2, 2014	January 1,2019
	120,000	$1.48	/Share	January 2, 2015	January 1,2020
	120,000	$1.38	/Share	January 4, 2016	January 4, 2021
William S. Niebur	600,000	$2.05	/Share	April 19, 2016	April 19, 2026
Michael Trimble	5,000	$2.55	/Share	January 3, 2012	January 2,2017
	5,000	$1.44	/Share	January 2, 2013	January 1,2018
	5,000	$1.27	/Share	January 2, 2014	January 1,2019
	5,000	$1.48	/Share	January 2, 2015	January 1,2020
	5,000	$1.38	/Share	January 4, 2016	January 4, 2021
Min Tang	5,000	$2.55	/Share	January 3, 2012	January 2,2017
	5,000	$1.44	/Share	January 2, 2013	January 1,2018
	5,000	$1.27	/Share	January 2, 2014	January 1,2019
	5,000	$1.48	/Share	January 2, 2015	January 1,2020
	5,000	$1.38	/Share	January 4, 2016	January 4, 2021
Shashank Aurora	200,000	$1.65	/Share	May 16, 2016	May 16, 2026
David W. Bullock	5,000	$1.48	/Share	January 2, 2015	January 1,2020
	5,000	$1.38	/Share	January 4, 2016	January 4, 2021
Jihong Liang	200,000	$2.00	/Share	August 3, 2016	August 3, 2026

C.	Board Practices.

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

Employment Agreements

Dr. Han, our Chairman has an employment agreement with us. The agreement currently has a term of three years commencing on January 1, 2015. Dr. Han is entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreement is terminable by Origin for death, disability and cause. Dr. Han may terminate the agreement and his employment for good reason, which includes Origin’s breach, the executive’s loss of his seat on the board of directors, and change of control of Origin. In the event of termination for good reason or without cause, the executive will receive compensation and benefits under his employment agreement through the earlier of two years from the date of termination or through the term of the agreement. The agreements contain provisions for the protection of confidential information and a three-year non-competition period within China.

Dr. Niebur, our President and CEO has an employment agreement with us. The agreement currently has a term of five years commencing on April 22, 2016. Dr. Niebur is entitled to employee benefits including medical and life insurance, five weeks of paid vacation, travel expenses, vehicle allowance, and Directors and Officers insurance. The agreement will terminate upon any of the following: (i) termination upon death; (ii) termination for disability; (iii) termination for cause; (v) resignation without good reason; and (vi) resignation for good reason. Provided, however that: (a) Executive must provide notice of a good reason event within thirty (30) days after the act or omission which constitutes good reason first occurs, (b) the Company shall be provided thirty (30) days following such notice to remedy such or omission, and following any such notice to remedy Executive shall no longer have good reason to terminate employment, and (c) if the Company does not, or is not able to, remedy such act or omission, Executive must terminate his employment within sixty (60) days after the occurrence of such act or omission first occurs.

Mr. Aurora, our CFO has an employment agreement with us. The agreement currently has a term of five years commencing on May 16, 2016. Mr. Aurora is entitled to employee benefits including medical and life insurance, five weeks of paid vacation, travel expenses, vehicle allowance, and Directors and Officers insurance. The agreement will terminate upon any of the following: (i) termination upon death; (ii) termination for disability; (iii) termination for cause; (v) resignation without good reason; and (vi) resignation for good reason. Provided, however that: (a) Executive must provide notice of a good reason event within thirty (30) days after the act or omission which constitutes good reason first occurs, (b) the Company shall be provided thirty (30) days following such notice to remedy such or omission, and following any such notice to remedy Executive shall no longer have good reason to terminate employment, and (c) if the Company does not, or is not able to, remedy such act or omission, Executive must terminate his employment within sixty (60) days after the occurrence of such act or omission first occurs.

Dr. Liang, our CTO has an employment agreement with us. The agreement currently has a term of five years commencing on August 3, 2016. Dr. Liang is entitled to employee benefits including medical and life insurance, five weeks of paid vacation, Directors and Officers insurance, and relocation. The agreement will terminate upon any of the following: (i) termination upon death; (ii) termination for disability; (iii) termination for cause; (v) resignation without good reason; and (vi) resignation for good reason. Provided, however that: (a) Executive must provide notice of a good reason event within thirty (30) days after the act or omission which constitutes good reason first occurs, (b) the Company shall be provided thirty (30) days following such notice to remedy such or omission, and following any such notice to remedy Executive shall no longer have good reason to terminate employment, and (c) if the Company does not, or is not able to, remedy such act or omission, Executive must terminate his employment within sixty (60) days after the occurrence of such act or omission first occurs.

Messrs. Niebur, Aurora and Liang each was granted performance-based restricted stock units (“PSU”) of the Company. Specifically, Mr. Niebur was granted 800,000 PSU, Mr. Aurora was granted 300,000 PSU and Mr. Liang was granted 300,000 PSU. The PSU will vest in two portions. The first portion of the PSU will vest when certain performance criteria are met. The remaining portion of the PSU will vest on the fifth anniversary of the grant, provided that certain performance criteria have been met and the employment of the grantee is not terminated prior to the fifth anniversary. On the vesting date, the grantee is entitled to receive an amount of Ordinary Share of the Company equals to 50%, 100% or 150% (depending on the performance criteria attained) multiplied by the amount of vested PSU the grantee holds. If the performance criteria threshold is not met prior to the earlier of the fifth anniversary or the grantee’s termination, then none of the grantee’s PSU will be vested.

Board committees

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominations Committee.

Audit Committee

The members of our Audit Committee are David W. Bullock(chairman), Michael Trimble and Min Tang. Our board of directors has determined that all of our Audit Committee members are independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

The board of directors has determined that each of Messrs. David W. Bullock (chairman),Michael Trimble and Min Tang has an understanding of Generally Accepted Accounting Principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of Audit Committee functions.

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

Compensation Committee

The members of our Compensation Committee are Min Tang (interim chairman), Michael Trimble and David Bullock. The Compensation Committee also administers our equity award plans, including the authority to make and modify awards under the 2005, 2009 and 2014 Performance Equity Plans. The current charter of the Compensation Committee, which was adopted March 16, 2007, provides that the committee is responsible for:

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

Nominating Committee

Our Nominating Committee consists of Michael W. Trimble (chairman), Min Tang and David Bullock. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The Nominating Committee will identify, evaluate and recommend candidates to become members of the Board of Directors with the goal of creating a balance of knowledge and experience.  The Nominating Committee is not a fully independent committee.

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

Under Rule 5615 of the Nasdaq Marketplace Rules, a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rules. Rule 5605 requires U.S. domestic listed companies have a majority of independent directors on its board of directors. We are not required to have a majority of independent directors on our board of directors under BVI laws. However, currently, three of our five directors are independent directors under applicable NASDAQ rules.

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

We had 474,387 and 349 employees as of September 30, 2014, 2015 and 2016, respectively, excluding Xinjiang Origin. Substantially all of our employees are located in China. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of September 30, 2016:

Areas of Operations	Number of Employees	Percentage of Total
Research and Development	72	20.6%
Sales and Marketing	71	20.3%
Production	127	36.4%
Quality Control	19	5.4%
Others	60	17.3%
Total	349	100.0%

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

Xinjiang Origin, at its corn seed processing facility, had 57, 43 and 40 employees as of September 30, 2014, 2015 and 2016, respectively.

During the last five years, the Company has initiated corporate wide restructuring programs and operating improvement efforts. During these initiatives, Origin has reduced the total number of employees from 856 as of September 30, 2011 to 389 as of September 30, 2016. As a result, the Company has paid out RMB3.05 million, RMB1.83 million, RMB4.50 million, RMB2.0 million and RMB3.54 million as the severance packages for the fiscal year 2012, 2013, 2014, 2015 and 2016, respectively.

E. Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 4, 2017, by each of our directors and executive officers who beneficially own our ordinary shares, and other principal shareholders.

	Shares Beneficially Owned ( * )
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han, Chairman of the Board (1)(2)	4,503,827	21.34%
Min Tang, Director (1)(3)	20,000	0.09%
Michael W. Trimble, Director (4)	105,000	0.46%
William S. Niebur, Chief Executive Officer and President(1)(5)	500,000	2.14%
Shashank Aurora, Chief Financial Officer(1)(6)	66,667	0.29%
Jihong Liang, Chief Technology Officer(1)(7)	66,667	0.29%
David Bullock, Director (1)(8)	10,000	0.04%

* Beneficial ownership and percentage is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(1)	The business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing, PRC 102206 and 666 Walnut Street, Des Moines, IA 50309. See Item 6B. “Directors, Senior Management, and Employees – Compensation” for discussion of option included in the table granted under the 2005, 2009 and 2014 Performance Equity Plans.

(2)	The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares. Includes 480,000 shares that may be acquired under stock options held by Dr. Han.

(3)	Includes 20,000 shares that may be acquired under stock options by Mr. Tang.

(4)	The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131. Includes 20,000 shares that may be acquired under stock options held by Mr. Trimble.

(5)	Includes 500,000 shares that may be acquired under stock options held by Dr. Niebur and excludes 100,000 shares that may be acquired under stock option by Dr. Niebur.

(6)	Includes 66,667 shares that may be acquired under stock options held by Mr. Aurora. Excludes 133,333 shares that may be acquired under stock options held by Mr. Aurora.

(7)	Includes 66,667 shares that may be acquired under stock options held by Dr. Liang. Excludes 133,333 shares that may be acquired under stock options held by Dr. Liang.

(8)	Includes 10,000 shares that may be acquired under stock options held by Mr. Bullock.

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

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A	Major shareholders.

Please refer to Item 6.E “Directors, Senior Management and Employees – Share Ownership.”

1.	Related party transactions.

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

Joint Development Agreements

Beijing Origin is a party to three joint development agreements with Corn Research Institute of Li County in Hebei Province, China, to develop new hybrid corn seeds. Corn Research Institute of Li County was incorporated as Liyu on May 2004, of which a 30% equity interest was owned by Yang Yasheng, one of our major shareholders and a former director. Yang Yasheng transferred his 30% interest to Beijing Origin on September 2004. On March 11, 2004, Corn Research Institute of Li County, Liyu and Beijing Origin entered into an agreement pursuant to which all the rights and obligations of Corn Research Institute of Li County under the three joint development agreements were assumed by Liyu after the dissolution of Corn Research Institute of Li County. In accordance with these joint development agreements, the parties agreed to jointly develop six varieties of new corn hybrid seeds, Liyu 26, Liyu 16, Liyu 6, Liyu 15, Li 168, and Liyu 35. The proprietary rights to the varieties of seeds developed under these agreements belongs to Corn Research Institute of Li County, now Liyu but Beijing Origin has exclusive right to production and marketing of these seeds. The fees payable by Beijing Origin represent a percentage of revenues from the sale of the varieties, and plus a flat fee with respect to Liyu 26 and Liyu 16. The agreements have no fixed term or termination date. The agreements may be terminated for breach by either party. We may terminate the agreements at any time, in effect, by not producing seeds, without penalty.

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

IT and Distribution Arrangements with Beijing Shihui Agricultural Development Co, Ltd.

Based in Beijing, China, Beijing Shihui Agricultural Development Co, Ltd (“Shihui”) was established in 2010 by the brother of the Company’s Chairman, Dr. Han Gengchen. As of the date of this report, Dr. Han’s son and brother are the principal shareholders of Shihui. Shihui is mainly engaged in crop seed sales, information technology services and internet operations. Shihui has been providing seed distributing services to Origin since 2014.

During fiscal year 2015, the Company acquired information systems of RMB2.0 million from Shihui.

During 2014 and 2015, Shihui took over Origin’s sales employees and sales centers in Hubei, Sichuan, Xuzhou, Shenyang, Zhengzhou, Hunan and Shandong. During the fiscal year 2016, the sales to Shihui were RMB102.23 million (US$15.31 million), which accounted for 30.5% of the sales of the Company.

From time to time, the Company has provided security to the institutional lenders of Shihui, none of which has been called upon by the lenders.

Shihui’s office is located at the headquarters of Origin in Beijing, China. The rent charged to Shihui was RMB 0.25 million (US$0.04 million).

Master Transaction Agreement with Beijing Shihui

On September 26, 2016, the Company entered into a definitive agreement to sell its proprietary China-based commercial corn seed production and distribution business for RMB400 million (approximately US$60 million) to Shihui. This transaction is subject to customary closing conditions and shareholder approval. It is expected to close in the first calendar quarter of 2017. Shihui is a company of which the principal shareholders are the brother and son of Dr. Han Gengchen, our chairman of the board and of which the brother of Dr. Han is the principal executive officer.

2.	Interests of experts and counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A	Consolidated statements and other financial information.

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

Significant changes.

No significant changes since September 30, 2016

ITEM 9.	THE OFFER AND LISTING

A.	Offering and listing details.

Origin’s ordinary shares are listed on the NASDAQ Global Select Market where they trade under the SEED ticker symbol.

The following table provides the historical high and low trading United States dollar prices for Origin’s ordinary shares for the periods indicated below:

	Nasdaq
	Price per Share (US$)
	High	Low
Annual Market Prices
Year 2012 (until September 30, 2012)	4.49	1.30
Year 2013 (until September 30, 2013)	1.89	1.34
Year 2014 (until September 30, 2014)	3.47	1.17
Year 2015 (until September 30, 2015)	2.89	1.02
Year 2016 (until September 30, 2016)	3.19	1.07

Quarterly Market Prices
First Quarter 2015, ended December 31, 2014	2.25	1.19
Second Quarter 2015, ended March 31, 2015	1.86	1.02
Third Quarter 2015, ended June 30, 2015	2.89	1.41
Fourth Quarter 2015, ended September 30, 2015	2.00	1.12
First Quarter 2016, ended December 31, 2015	1.78	1.30
Second Quarter 2016, ended March 31, 2016	1.64	1.07
Third Quarter 2016, ended June 30, 2016	2.65	1.32
Fourth Quarter 2016, ended September 30, 2016	3.19	1.76

Monthly Market Prices	NASDAQ Price per Share (US$)
	High	Low
Jul-16	2.38	1.76
Aug-16	2.40	1.90
Sep-16	3.19	2.11
Oct-16	2.75	2.35
Nov-16	2.87	2.39
Dec-16	2.66	2.23

B.	Plan of distribution.

Not applicable.

C.	Markets.

See Item 9.A above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

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

We believe that we were not a PFIC for the taxable year 2016. However, there can be no assurance that we will not be a PFIC for the taxable year 2016 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2016 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

Interest rate risk

Our significant interest-bearing financial liabilities are bank borrowings. Short-term and long-term borrowings account for 80% and 20%, respectively, of total borrowings as of September 30, 2016. Short-term borrowings will mature at various dates within the year ending September 30, 2016, which does not expose us to interest rate risk. Our interest rate risk arises primarily from long-term borrowings. During the year ended September 30, 2016, all of our long-term borrowings were issued at variable rates, hence exposing us to cash flow interest rate risk which is partially offset by cash held at variable rates.

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

We have recorded RMB4.08 million (US$0.61 million) of foreign exchange gain in our net income for the twelve months ended September 30, 2016, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are exchanged, as well as re-evaluate its policy of using a fixed-rate regime to a basket of currencies govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.1%, 1.6%, 1.6% and 1.9% in the fiscal year ended September 30, 2013, 2014, 2015 and 2016 respectively. Sustained or increased inflation in China could have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

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

(a)          Disclosure Controls and Procedures: As of September 30, 2016 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s management including the Chief Executive Officer and the Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company's disclosure controls and procedures. We have determined those controls are effective as of September 30, 2016.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2016. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, the management hasn’t identified material weakness in the Company’s internal control over financial statement closing process, as a result, the management concluded that the Company’s internal control over financial reporting was effective.

(c) Attestation report of the registered public accounting firm. BDO China Shu Lun Pan Certified Public Accountants LLP, our independent registered public accounting firm, has audited our internal control over financial reporting as of September 30, 2016, and has issued an attestation report set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Origin Agritech Limited

We have audited the internal control over financial reporting of Origin Agritech Limited and its subsidiaries and variable interest entities (the “Company”) as of September 30, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15(b), Report of Origin’s Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities as of September 30, 2015 and 2016, and the related consolidated statements of income and comprehensive income, equity, and cash flows for the years ended September 30, 2014, 2015 and 2016 and our report dated January 9, 2017 expressed an unqualified opinion thereon.

/s/BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, The People’s Republic of China

January 9, 2017

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

The aggregate fees billed for the fiscal year ended September 30, 2015 and 2016, for professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP for the audits of internal controls over financial reporting and the consolidated financial statements as of and for the fiscal years ended September 30, 2015 and 2016 were RMB2.0 million and RMB2.0 million (US$0.30 million), respectively.

(b)	Audit - Related Fees.

The aggregate fees billed for the years ended September 30, 2015 and 2016 for professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP for the performance of agree-upon procedures for the quarterly financial statements during the year ended September 30, 2015 and 2016 were RMB 0.19 million and RMB 0.19 million (US$0.03 million), respectively.

(c)	Tax Fees.

We did not enter into any engagement during the fiscal years ended September 30, 2015 or 2016 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d)	All Other Fees.

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal years ended September 30, 2015 and 2016.

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

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit
Number	Description
1.1	Memorandum and Articles of Association of Origin Agritech Limited re-registered under the new Business Companies Act of the British Virgin Islands as of July 10, 2006 (Incorporated by reference to Exhibit 1.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006.

4.1	2005 Performance Equity Plan (Incorporated by reference to Annex D of the proxy statement/prospectus included in our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 27, 2005).

4.2	2009 Performance Equity Plan (Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (file no. 333-166226) filed with the Securities and Exchange Commission on April 22, 2010).

4.3	Technical Service Agreement between Origin Biotechnology and Beijing Origin (Incorporated by reference to Exhibit 10.14 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.4	Technical Service Agreement between Origin Biotechnology and Henan Origin (Incorporated by reference to Exhibit 10.15 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.5	Technical Service Agreement between Origin Biotechnology and Changchun Origin (Incorporated by reference to Exhibit 10.16 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.6	Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.17 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.7	Technology Transfer Agreement between Henan Agriculture University and Beijing Origin (YuYu22) (Incorporated by reference to Exhibit 10.27 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.8	Joint Development agreement with Corn Research Institute of Li County (1st Agreement) (Incorporated by reference to Exhibit 10.28 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.9	Joint Development Agreement with Corn Research Institute of Li County (2nd Agreement) (Incorporated by reference to Exhibit 10.29 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005).

4.10	Form Equity Transfer Agreement between Beijing Origin and shareholders of Denong Zhengcheng Seed Co., Ltd. pursuant to which Beijing Origin acquired 52.21% equity interest in Denong Zhengcheng Seed Co., Ltd. dated as of January 16, 2006 (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006),

4.11	Equity Transfer Agreement between Beijing Origin and Jilin Academy of Agriculture Science dated as of December 6, 2005 (Incorporated by reference to Exhibit 4.17 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.12	Equity Transfer Agreement between Beijing Origin and China National Center for Biotechnology Development dated as of December 28, 2004 (Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.13	New Corn Seed Liyu 35 Joint Development Agreement between Beijing Origin and Shijiazhuang Liyu Technology Development Co., Ltd. dated as of March 30, 2006 (Incorporated by reference to Exhibit 4.20 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006).

4.14	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 31, 2002 (Incorporated by reference to Exhibit 4.21 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.15	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 9, 2003 (Incorporated by reference to Exhibit 4.22 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.16	2014 Performance Equity Plan (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on January 12, 2015),

4.17	Form of Master Transaction Agreement ((Incorporated by reference to Exhibit 10.2 of our Form 6-K (file no. 000-51576 ) filed with the Securities and Exchange Commission on September 27, 2016).

8.1*	List of Subsidiaries

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its reports on the Registrant’s consolidated financial statements for fiscal years ended 2014, 2015 and 2016 and the effectiveness of the Registrant’s internal control over financial reporting as of September 30, 2016 into Registrant's Registration Statements on Form S-8 (#333-202947, #333-166226 and #333-145865)

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: January 9, 2017	ORIGIN AGRITECH LIMITED

/S/ William S. Niebur
	Name:	William S. Niebur
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Origin Agritech Limited

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities (the “Company”) as of September 30, 2015 and 2016 and the related consolidated statements of income and comprehensive income, equity and cash flows for the years ended September 30, 2014, 2015 and 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2015 and 2016, and the results of its operations and its cash flows for the years ended September 30, 2014, 2015 and 2016, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated January 9, 2017 expressed an unqualified opinion thereon.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, The People’s Republic of China

January 9, 2017

ORIGIN AGRITECH LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except number of share and per share data)

	September 30,
	2015	2016	2016
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	66,025	54,509	8,163
Restricted cash (note 13)	-	21,181	3,172
Accounts receivable, less allowance for doubtful amounts of RMB4,845 and RMB5,087 as of September 30, 2015 and 2016, respectively (note 4)	2,051	491	74
Advances to suppliers (note 5)	10,484	7,363	1,103
Advances to growers	20,796	21,672	3,245
Inventories (note 6)	439,562	368,086	55,121
Income tax recoverable	48	48	7
Other current assets (note 7)	4,793	4,753	711
Total current assets	543,759	478,103	71,596
Restricted cash (note 13)	20,280	-	-
Land use rights, net (note 8)	31,722	30,740	4,603
Plant and equipment, net (note 9)	324,905	313,749	46,984
Long-term investments (note 10)	18,721	18,721	2,803
Goodwill (note 2)	11,973	11,973	1,793
Acquired intangible assets, net (note 11)	31,390	24,930	3,733
Other assets (note 12)	3,079	2,410	362
Total assets(including amounts of the consolidated VIEs without recourse to the Company of RMB975,507 and RMB871,397 as of September 30, 2015 and 2016, respectively)	985,829	880,626	131,874

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (note 13)	220,000	190,000	28,453
Current portion of long-term borrowings (note 13)	24,000	27,057	4,052
Accounts payable	4,389	4,374	655
Due to growers	17,337	19,926	2,984
Due to related parties (note 3)	42,284	103,905	15,560
Advances from customers	264,547	208,844	31,274
Deferred revenues	11,248	7,008	1,049
Income tax payable (note 18)	37	-	-
Other payables and accrued expenses (note 14)	50,298	53,388	7,995
Total current liabilities	634,140	614,502	92,022
Long-term borrowings (note 13)	40,972	20,000	2,995
Other long-term liability (note 15)	19,939	27,507	4,119
Total liabilities(including amounts of the consolidated VIEs without recourse to the Company of RMB678,740 and RMB641,420 as of September 30, 2015 and 2016, respectively)	695,051	662,009	99,136

Commitments and contingencies (note 21)
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 24,091,163 and 24,151,163 shares issued as of September 30, 2015 and 2016; 22,813,541 and 22,873,541 shares outstanding as of September 30, 2015 and 2016, respectively)	-	-	-
Additional paid-in capital	402,500	411,296	61,591
Accumulated deficit	(116,808)	(182,386)	(27,312)
Treasury stock at cost (1,277,622 and 1,277,622 shares as of September 30, 2015 and 2016, respectively) (note 17)	(37,445)	(37,445)	(5,607)
Accumulated other comprehensive loss	(7,053)	(11,177)	(1,674)
Total Origin Agritech Limited shareholders’ equity	241,194	180,288	26,998

Non-controlling interests	49,584	38,329	5,740
Total equity	290,778	218,617	32,738

Total liabilities and equity	985,829	880,626	131,874

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except number of share and per share data)

	Year ended September 30,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Revenues, including sales to a related party of RMB nil, RMB40,586 and RMB102,234 for the years ended September 30, 2014, 2015 and 2016, respectively (note 3)	415,177	376,553	335,251	50,204
Cost of revenues	(301,148)	(264,039)	(259,253)	(38,823)
Gross profit	114,029	112,514	75,998	11,381
Operating expenses
Selling and marketing	(58,972)	(39,987)	(38,079)	(5,702)
General and administrative	(46,428)	(40,684)	(62,159)	(9,308)
Research and development	(40,377)	(48,741)	(44,032)	(6,594)
Other income, net	7,269	18,238	6,964	1,042
Total operating expenses, net	(138,508)	(111,174)	(137,306)	(20,562)

Income(loss) from operations	(24,479)	1,340	(61,308)	(9,181)

Interest expense	(19,743)	(18,634)	(14,251)	(2,134)
Share of net loss of equity investments	(776)	-	-	-
Loss on disposal of an equity method investment	(1,498)	-	-	-
Loss on disposal of a subsidiary	(2,623)	-	-	-
Interest income	596	775	162	24
Loss before income taxes	(48,523)	(16,519)	(75,397)	(11,291)

Income tax (expense) benefits(note 18)
Current	(677)	(1,295)	(1,436)	(215)
Deferred	-	-	-	-
Reversal of contingent tax liability	39,060	-	-	-
Income tax (expense) benefits	38,383	(1,295)	(1,436)	(215)

Net loss	(10,140)	(17,814)	(76,833)	(11,506)
Less: Net loss attributable to non-controlling interests	(613)	(4,006)	(11,255)	(1,686)

Net loss attributable to Origin Agritech Limited	(9,527)	(13,808)	(65,578)	(9,820)
Other comprehensive loss
Net loss	(10,140)	(17,814)	(76,833)	(11,506)
Foreign currency translation difference	(56)	(2,607)	(4,124)	(617)
Comprehensive loss	(10,196)	(20,421)	(80,957)	(12,123)
Less: Comprehensive loss attributable to non-controlling interests	(613)	(4,006)	(11,255)	(1,685)
Comprehensive loss attributable to Origin Agritech Limited	(9,583)	(16,415)	(69,702)	(10,438)

Net loss attributable to Origin Agritech Limited per share - basic (note 19)	(0.42)	(0.61)	(2.87)	(0.43)

Net loss attributable to Origin Agritech Limited per share - diluted (note 19)	(0.42)	(0.61)	(2.87)	(0.43)

Shares used in calculating basic net loss per share	22,743,853	22,794,791	22,858,541	22,858,541

Shares used in calculating diluted net loss per share	22,743,853	22,794,791	22,858,541	22,858,541

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except number of share and per share data)

	Equity attributable to Origin Agritech Limited
					Accumulated
			Additional		Other		Non-
	Common stock		Paid-in	Accumulated	Comprehensive	Treasury	controlling	Total
		Amount	Capital	Deficit	Loss	Stock	Interests	Equity
	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of September 30, 2013	22,905,926	-	399,564	(93,473)	(4,390)	(35,659)	54,203	320,245

Net loss for the year	-	-	-	(9,527)	-	-	(613)	(10,140)
Share repurchased	(167,385)	-	-	-	-	(1,786)	-	(1,786)
Share-based compensation expense	-	-	1,324	-	-	-	-	1,324
Translation adjustments	-	-	-	-	(56)	-	-	(56)
Balance as of September 30, 2014	22,738,541	-	400,888	(103,000)	(4,446)	(37,445)	53,590	309,587

Net loss for the year	-	-	-	(13,808)	-	-	(4,006)	(17,814)
Issuance of restricted share	75,000	-	-	-	-	-	-	-
Share-based compensation expense	-	-	1,612	-	-	-	-	1,612
Translation adjustments	-	-	-	-	(2,607)	-	-	(2,607)

Balance as of September 30, 2015	22,813,541	-	402,500	(116,808)	(7,053)	(37,445)	49,584	290,778

Net loss for the year	-	-	-	(65,578)	-	-	(11,255)	(76,833)
Issuance of restricted share	60,000	-	-	-	-	-	-	-
Share-based compensation expense	-	-	8,796	-	-	-	-	8,796
Translation adjustments	-	-	-	-	(4,124)	-	-	(4,124)
Balance as of September 30, 2016	22,873,541	-	411,296	(182,386)	(11,177)	(37,445)	38,329	218,617
In US$ @ 6.6778		-	61,591	(27,312)	(1,674)	(5,607)	5,740	32,738

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Operating activities:
Net loss attributable to Origin Agritech Limited	(9,527)	(13,808)	(65,578)	(9,820)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	28,524	30,547	31,222	4,675
Loss on disposal of plant and equipment	943	152	257	38
Loss on disposal of a subsidiary	2,623	-	-	-
Loss on disposal of an equity method investment	1,498	-	-	-
Allowance for doubtful account	15	-	242	36
Provision for inventories	21,984	10,965	20,502	3,070
Non-controlling interests	(613)	(4,006)	(11,255)	(1,685)
Share-based compensation expense	1,324	1,612	8,796	1,317
Share of net loss of equity method investments	776	-	-	-
Changes in operating assets and liabilities:
Accounts receivable	914	(1,030)	1,318	197
Due from related parties	702	2,698	-	-
Advances to growers	37,714	(37)	(876)	(131)
Advances to suppliers	(7,983)	7,267	3,121	467
Inventories	(67,541)	65,841	50,974	7,633
Income tax recoverable	1,114	-	-	-
Other current assets	1,824	(425)	40	6
Other assets	7,247	930	436	65
Accounts payable	(65)	(136)	(15)	(2)
Due to growers	(19,933)	(606)	2,589	388
Due to related parties	10,181	30,573	58,291	8,730
Advances from customers	(46,926)	(60,098)	(55,703)	(8,342)
Income tax payable	(39,060)	37	(37)	(6)
Deferred revenues	(3,040)	(7,781)	(4,240)	(635)
Other long-term liabilities	(1,380)	290	7,568	1,134
Other payables and accrued expenses	(6,954)	(10,796)	253	39

Net cash provided by (used in) operating activities	(85,639)	52,189	47,905	7,174

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(In thousands)

	Year ended September 30,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Investing activities:
Proceeds from disposal of equity investment	900	-	-	-
Dividends received	3,000	-	-	-
Proceeds from disposal of a subsidiary, net of cash disposed	11,980	-	-	-
Deposits from proposed disposal of commercial seed business (note 25)	-	-	10,000	1,497
Purchase of plant and equipment	(10,502)	(14,747)	(15,714)	(2,353)
Proceeds from disposal of plant and equipment	6,174	172	483	72
Purchase of land use rights	(673)	(900)	-	-
Purchase of intangible assets	(11,440)	(4,884)	(1,250)	(187)
Net cash used in investing activities	(561)	(20,359)	(6,481)	(971)

Financing activities:
Restricted cash	(1,320)	(4,610)	(901)	(135)
Proceeds from short-term borrowings	305,000	235,000	195,000	29,201
Repayment of short-term borrowings	(285,000)	(240,000)	(225,000)	(33,694)
Proceeds from long-term borrowings	-	33,949	6,085	911
Repayment of long-term borrowings	(16,500)	(33,805)	(24,000)	(3,593)
Repurchase of common stock	(1,786)	-	-	-
Net cash provided by (used in) financing activities	394	(9,466)	(48,816)	(7,310)

Net increase (decrease) in cash and cash equivalents	(85,806)	22,364	(7,392)	(1,107)
Cash and cash equivalents, beginning of year	131,978	46,268	66,025	9,888
Effect of exchange rate changes on cash and cash equivalents	96	(2,607)	(4,124)	(618)
Cash and cash equivalents, end of year	46,268	66,025	54,509	8,163

Supplemental disclosures of cash flow information:
Refund of income taxes	586	-	-	-

Income taxes paid	148	1,258	1,436	215

Interest paid, net of interest capitalized	19,743	18,649	14,251	2,134

Supplemental disclosure of non-cash investing activities:
Proceeds from disposal of equity investment	900	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Origin Agritech Limited (“Agritech”), incorporated under the laws of the British Virgin Islands, and its subsidiaries and variable interest entities (together, the “Company”) are principally engaged in hybrid crop seed development, production and distribution. As of September 30, 2016, details of the Company’s subsidiaries and variable interest entities are as follows:

	Date of	Place of	Percentage
	Incorporation	Incorporation	of	Principal
Name	or Establishment	or Establishment	Ownership	Activity

Subsidiaries:
State Harvest Holdings Limited(“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment Holding

Beijing Origin State Harvest Biotechnology Limited (“BioTech”)	December 1, 2004	People’s Republic of China (“PRC”)	100%	Hybrid seed technology development

Origin Agritech USA LLC	August 12, 2016	United States of	100%	Hybrid seed
(“Origin USA”)		America (“USA”)		technology development

Variable interest entity:
Beijing Origin Seed Limited (note (i)) (“Beijing Origin”)	December 26, 1997	PRC	-	Hybrid crop seed development, production and Distribution

Subsidiaries held by Beijing Origin:
Henan Origin Cotton Technology Development Limited (note (i)) (“Henan Cotton”)	March 2, 2001	PRC	92.04%	Hybrid crop seed development, production and distribution

Changchun Origin Seed Technology Development Limited (note (i)) (“Changchun Origin”)	April 29, 2003	PRC	99.83%	Hybrid crop seed development, production and distribution

Linze Origin Seed Limited (note (i)) (“Linze Origin”)	November 18, 2008	PRC	100%	Hybrid crop seed development, production and distribution

Xinjiang Originbo Seed Company Limited (note (i)) (“Xinjiang Origin”)	July 13, 2011	PRC	51%	Hybrid crop seed development, production and distribution

Denong Zhengcheng Seed Limited (“Denong”)	June 21, 2000	PRC	98.58%	Hybrid seed development, production and distribution

Note (i):	Beijing Origin Seed Limited, Henan Origin Cotton Technology Development Limited, Changchun Origin Seed Technology Development Limited, Linze Origin Seed Limited and Xinjiang Originbo Seed Company Limited are collectively referred to as “Beijing Origin”.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

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

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

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

The Company has aggregated the financial information of Beijing Origin and its subsidiaries in the table below. The aggregated carrying amount of assets and liabilities of Beijing Origin and its subsidiaries after elimination of intercompany transactions and balances consolidated in the Company’s consolidated balance sheets as of September 30, 2015 and 2016 are as follows:

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

Risks in relation to the VIE structure

	September 30,
	2015	2016	2016
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	65,138	53,855	8,065
Restricted cash	-	21,181	3,172
Accounts receivable	2,051	491	74
Advances to suppliers	20,796	21,672	3,245
Advances to growers	10,483	6,885	1,031
Inventories	439,518	368,042	55,114
Income tax recoverable	49	48	7
Other current assets	4,292	4,730	708
Total current assets	542,327	476,904	71,416
Restricted cash	20,280	-	-
Land use rights, net	31,722	30,740	4,603
Plant and equipment, net	324,812	313,688	46,975
Equity investments	18,721	18,721	2,803
Goodwill	11,973	11,973	1,793
Acquired intangible assets, net	22,593	16,961	2,540
Other assets	3,079	2,410	362
Total assets	975,507	871,397	130,492
LIABILITIES
Current liabilities
Short-term borrowings	220,000	190,000	28,452
Current portion of long-term borrowings	24,000	7,023	1,052
Accounts payable	4,386	4,371	655
Due to growers	17,337	19,926	2,984
Due to related parties	40,757	103,905	15,560
Advance from customers	264,168	208,464	31,217
Deferred revenues	11,248	7,008	1,049
Income tax payable	37	-	-
Other payables and accrued expenses	49,845	53,216	7,969
Total current liabilities	631,778	593,913	88,938
Long-term borrowings	27,023	20,000	2,995
Other long-term liability	19,939	27,507	4,120
Total liabilities	678,740	641,420	96,053

As of September 30, 2015 and 2016, consolidated assets of RMB243,469 and RMB247,231, respectively, are collateral for the VIE’s obligations. These consolidated assets consisted of land use right of RMB18,519, and RMB17,867, plant and equipment of RMB197,627 and RMB192,928, and inventory of RMB27,323 and RMB36,436 as of September 30, 2015 and 2016, respectively.

The consolidated revenues of the Company has been generated from the VIE and its subsidiaries for the year ended September 30, 2014, 2015 and 2016 are 99.93%, 99.92% and 99.86%, respectively. The VIE and its subsidiaries also account for 98.95%and 98.98% of the total assets of the Company as at September 30, 2015 and 2016, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - Continued

Significant Transactions

On September 26, 2016, we entered into an Master Transaction Agreement, the with Beijing Shihui Agricultural Development Co., Ltd. ( “Beijing Shihui” or the “Buyer”, a related party being controlled by close family members of the Company’s Chairman), formerly known as Beijing Shihui Agricultural Ltd., under which the Buyer agreed to purchase the corn seed production and distribution assets, the office building in Beijing, PRC, and generally the business of commercial corn seed production and sales now operated by the Company as further described in note 25.

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

Convenience translation into United States dollars

The consolidated financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2016 of RMB6.6778 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

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

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

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

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Goodwill - Continued

The carrying amount of the goodwill at September 30, 2015 and 2016 represents the cost arising from the business combinations in previous years and no impairment on goodwill was recognized for any of the periods presented for the Company. The movement for goodwill is as follow:

	September 30,
	2014	2015	2016
	RMB	RMB	RMB

Balance at beginning of year	11,973	11,973	11,973
Additions	-	-	-
Written off	-	-	-

	11,973	11,973	11,973

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

Trademarks, which have indefinite lives are not amortized but are reviewed for impairment at least annually, at year end date, or earlier upon the occurrence of certain triggering events.

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

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

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

The Company received several financial supports from various levels of the government. At fiscal years ended 2015 and 2016, the Company received government subsidies of RMB7,076 and RMB10,368, respectively for R&D and others. Government subsidies recognized as other income in the statement of income for the years ended September 30, 2014, 2015 and 2016, were RMB2,764, RMB5,525 and RMB4,582, respectively.

Cost of revenues

Cost of revenues consists of expenses directly related to sales, including the purchase prices and development costs for seeds and, during the fiscal years ended September 30, 2014, 2015 and 2016, agricultural chemical products, depreciation and amortization, impairment of inventory, shipping and handling costs, salary and compensation, supplies, license fees, and rent.

Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

Advertising costs

Advertising costs are expensed when incurred and included in selling and marketing expenses. For the years ended September 30, 2014, 2015 and 2016, advertising costs were RMB15,918, RMB5,655 and RMB6,919, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

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

For the years ended September 30, 2014, 2015 and 2016, shipping and handling cost included in selling and marketing expenses were RMB9,561, RMB7,238, and RMB8,168 respectively.

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

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

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

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Reclassification

For the year ended September 30, 2016, the Company recognized licensing, and conversion and testing services as revenue to align with the Company’s strategy to develop these businesses. Conversion and testing services income of RMB286 and RMB303 for the years ended September 30, 2014 and 2015, respectively, have been reclassified from other income to revenue to conform to current year presentations. There was no change to previously reported shareholders’ deficit or net loss.

Working capital deficit and management’s plan

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net losses of RMB10,140, RMB17,814 and RMB76,833 in the years ended September 30, 2014, 2015 and 2016, respectively. Working capital deficit was RMB90,381 and RMB136,399 as of September 30, 2015 and 2016, respectively. Accumulated deficit was RMB116,808 and RMB182,386 as of September 30, 2015 and 2016, respectively.

On September 26, 2016, the Company entered into an agreement to sell its proprietary China-based commercial corn seed production and distribution business and related assets and the office building in Beijing as further described in note 25. Based on the agreement, the management expects to receive RMB400,000 in the next 12 months which provide the additional cash needed to meet the Company’s obligation as they become due, fund its operations and will allow the development of its business in biotechnology trait and seed germplasm research and development. The transaction is required to obtain the shareholder approval . Based on the management’s assessment, the shareholders approval is more likely than not to be solicited.

As management believes it can secure financial resources to satisfy the Company’s current liabilities and the capital expenditure needs in the next 12 months,our consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Recently issued accounting pronouncements

•	In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in the U.S. GAAP when it becomes effective.

The FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, in August 2015. The amendments in this update defer the effective date of ASU No. 2014-09. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU No. 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

Further to ASU No. 2014-09 and ASU No. 2015-14, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), in March 2016, ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, in April 2016, and ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, in May 2016, respectively. The amendments in ASU No. 2016-08 clarify the implementation guidance on principal versus agent considerations, including indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. ASU No. 2016-10 clarifies guideline related to identifying performance obligations and licensing implementation guidance contained in the new revenue recognition standard. The updates in ASU No. 2016-10 include targeted improvements based on input the FASB received from the Transition Resource Group for Revenue Recognition and other stakeholders. It seeks to proactively address areas in which diversity in practice potentially could arise, as well as to reduce the cost and complexity of applying certain aspects of the guidance both at implementation and on an ongoing basis. ASU No. 2016-12 addresses narrow-scope improvements to the guidance on collectability, non-cash consideration, and completed contracts at transition. Additionally, the amendments in this ASU provide a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The effective date and transition requirements for ASU No. 2016-08, ASU No. 2016-10 and ASU No. 2016-12 are the same as ASU No. 2014-09. The Company is currently in the process of evaluating the impact of the adoption of ASU No. 2014-09, ASU No. 2016-08, ASU No. 2016-10 and ASU No. 2016-12 on its consolidated financial statements and related disclosures.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

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

•	In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. The amendments in this update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. ASU No. 2015-02 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company is currently in the process of evaluating the impact of the adoption of ASU 2015-02 on the consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recently issued accounting pronouncements

•	In June 2015, the FASB issued ASU No. 2015-10, Technical Corrections and Improvements. The amendments in ASU No. 2015-10 cover a wide range of Topics in the ASC. The amendments in ASU No. 2015-10 represent changes to clarify the ASC, correct unintended application of guidance, or make minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, some of the amendments will make the ASC easier to understand and easier to apply by eliminating inconsistencies, providing needed clarifications, and improving the presentation of guidance in the ASC. Transition guidance varies based on the amendments in ASU No. 2015-10. The amendments in ASU No. 2015-10 that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon the issuance of ASU No. 2015-10. The Company is currently in the process of evaluating the impact of the adoption of ASU No. 2015-10 on the consolidated financial statements.

•	In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The amendments in this update require an entity to measure inventory within the scope of ASU No. 2015-11 (the amendments in ASU No. 2015-11 do not apply to inventory that is measured using last-in, first-out or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out or average cost) at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is uncharged for inventory measured using last-in, first-out or the retail inventory method. The amendments in ASU No. 2015-11 more closely align the measurement of inventory in U.S. GAAP with the measurement of inventory in International Financial Reporting Standards (“IFRS”). ASU No. 2015-11 is effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in ASU No. 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently in the process of evaluating the impact of the adoption of ASU No. 2015-11 on the consolidated financial statements.

•	In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. Topic 740, Income Taxes, requires an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. Deferred tax liabilities and assets that are not related to an asset or liability for financial reporting are classified according to the expected reversal date of the temporary difference. To simplify the presentation of deferred income taxes, the amendments in ASU No. 2015-17 require that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. For public business entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company does not expect the adoption of ASU No. 2015-17 to have a material impact on its consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recently issued accounting pronouncements

•	In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this update eliminate the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities. For public business entities, the amendments in ASU No. 2016-01 are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Except for the early application guidance discussed in ASU No. 2016-01, early adoption of the amendments in this update is not permitted. The Company does not expect the adoption of ASU No. 2016-01 to have a material impact on its consolidated financial statements.

•	In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. The amendments in ASU No. 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments in ASU No. 2016-02 is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU No. 2016-02 on its consolidated financial statements.

•	In April 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee share-based payment transactions. The areas for simplification in ASU No. 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU No. 2016-09 on its consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recently issued accounting pronouncements

•	In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU No. 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of ASU No. 2016-13 on its consolidated financial statements.

•	In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of the adoption of ASU No. 2016-15 on its consolidated financial statements.

3.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related party relationships

Name of related parties	Relationship
Jilin Jinong Hi-tech Development Shares Co., Ltd. (“Jinong”)	Being long-term investment of the Company (note 10)
Shijiazhuang Liyu Technology Development Co., Ltd. (“Liyu”)	Being an equity investment of the Company prior to July 10, 2014
Henan Agriculture University	Being the non-controlling interest of Beijing Origin
Beijing Shihui	Being owned by close family members of the Company’s Chairman
Neijiang Agriculture Institute	Being the non-controlling interest of Denong
Xinjiang Ginbo Seeds Center	Being the non-controlling interest of Xinjiang Origin

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(2)	Due to related parties
	September 30,
	2015	2016
	RMB	RMB

Henan Agriculture University	1,000	1,000
Beijing Shihui(note (i))	29,703	91,304
Xinjiang Ginbo Seeds Center(note (ii))	10,054	10,000
Companies controlled by the Company’s directors	1,511	1,585
Ex-shareholders of State Harvest	16	16

	42,284	103,905

Note (i): The balance as of September 30, 2016 represented the advance from Beijing Shihui for its seed sales.

Note (ii): Xinjiang Origin, the subsidiary of the Company, has received a cash advance of RMB10,000 from Xinjiang Ginbo Seeds Center during the year ended September 30, 2016, which is unsecured, interest-free and repayable on demand.

(3)	Transactions with related parties

(a)	Sales to

	Year ended September 30,
	2014	2015	2016
	RMB	RMB	RMB

Beijing Shihui	-	40,586	102,234

(b)	Technology usage fees charged by

	Year ended September 30,
	2014	2015	2016
	RMB	RMB	RMB

Henan Agriculture University	-	-	1,000
Liyu	4,838	-	-
Neijiang Agriculture Institute	500	-	-

	5,338	-	1,000

The above amounts related to technology usage fees paid to certain related party research centers for the exclusive right to use certain seed technologies.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS - Continued

(3)	Transactions with related parties - continued

(c)	Dividend received from

	Year ended September 30,
	2014	2015	2016
	RMB	RMB	RMB

Liyu	3,000	-	-

(d)	Rental income received from

	Year ended September 30,
	2014	2015	2016
	RMB	RMB	RMB

Beijing Shihui	-	-	250

(e)	Assets acquire and sell to a related party

The Company acquired intangible assets of RMB1,968 from Beijing Shihui for the year ended September 30, 2015.

As further described in Note 25, on September 26, 2016, the Company entered into a Master Transaction Agreement to sell its proprietary China-based commercial corn seed production and distribution business for RMB400 million to Beijing Shihui.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of trade receivables resulting from sales of products during the normal course of business.

Allowance for doubtful account is as follows:

	Year ended September 30,
	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of year	12,110	5,881	4,845
Additions	15	-	242
Reversal of recovered debts	(627)	(1,036)	-
Derecognition upon disposal of a subsidiary	(5,617)	-	-

Balance at end of year	5,881	4,845	5,087

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	September 30,
	2015	2016
	RMB	RMB

Purchases of materials	4,767	315
Prepayments for advertisement	3,083	3,141
Prepayments for transportation fee	2	2
Prepayments for operating lease	204	-
Prepayments for testing fee	289	475
Utility deposit	476	86
Deposits for research and development fee	865	830
Prepayments for professional fee	-	328
Others	798	2,186

	10,484	7,363

Advances to suppliers mainly represent deposits paid but related materials and services have not been provided to the Company.

6.	INVENTORIES

Inventories consist of the following:

	September 30,
	2015	2016
	RMB	RMB
Work in progress and supplies	420,655	385,790
Finished goods	65,080	39,426
Provision	(46,173)	(57,130)

	439,562	368,086

Inventory with net values of RMB27,323 and RMB36,436 have been pledged as collateral for bank loans as of September 30, 2015 and 2016.

As of September 30, 2015 and 2016, goods already delivered to customers but still recorded in finished goods, amounted to RMB6,198 and RMB3,681 respectively. As the Company does not recognize revenues until the selling prices of respective goods have been finalized with the customers, goods delivered to customers as mentioned above will only be recognized as cost of revenues when related revenues is recognized.

Provision for inventories is as below:

	Years ended September 30,
	2014	2015	2016
	RMB	RMB	RMB

Balance at beginning of year	52,301	53,587	46,173
Additions	21,984	10,965	20,502
Write-off	(20,698)	(18,379)	(9,545)

Balance at end of year	53,587	46,173	57,130

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

7.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	September 30,
	2015	2016
	RMB	RMB

Advances to staff for business use	2,911	2,998
Deposits for rental	1,130	1,099
Others	752	656

	4,793	4,753

8.	LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	September 30,
	2015	2016
	RMB	RMB
Land use rights	38,576	38,575
Accumulated amortization	(6,854)	(7,835)

Land use rights, net	31,722	30,740

Land use rights with net values of RMB18,519 and RMB17,867 have been pledged as collateral for bank loans as of September 30, 2015 and 2016. Amortization expenses for the years ended September 30, 2014, 2015 and 2016 were RMB1,027, RMB978 and RMB981, respectively.

9.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2015	2016
	RMB	RMB

Plant and building	252,664	253,739
Machinery and equipment	163,013	170,485
Furniture and office equipment	12,955	12,914
Motor vehicles	9,963	9,285

Total	438,595	446,423
Accumulated depreciation	(118,064)	(138,640)
Construction in progress	4,374	5,966

Plant and equipment, net	324,905	313,749

Included in plant and building with net values of RMB197,627 and RMB192,928 have been pledged for bank loans as of September 30, 2015 and 2016.

The depreciation expenses for the years ended September 30, 2014, 2015 and 2016 were RMB21,832, RMB21,901, and RMB22,531, respectively.

Construction in progress mainly refers to the new office buildings, production lines and other production facilities under construction.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

10.	LONG TERM INVESTMENTS

Equity investments consist of the following:

	September 30,
	2015	2016
	RMB	RMB

Cost method investment	18,721	18,721

In previous years, the Company owned 23% equity interest in Jinong and accounted for equity method investment. In 2012, one shareholder of Jinong increased its investment in Jinong’s shares, thereby the equity interests held by the Company were reduced to 17.94%and the Company is considered to no longer have a significant influence on Jinong. Therefore, the investment in Jinong was accounted for the cost method investment as of September 30, 2015 and 2016.

11.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	September 30,
	2015	2016
	RMB	RMB

Technology rights for licensed seeds	99,602	100,602
Distribution network	6,739	6,739
Others	7,584	7,834

	113,925	115,175
Accumulated amortization	(78,221)	(85,931)
Impairment provision	(4,314)	(4,314)

Acquired intangible assets, net	31,390	24,930

Amortization expenses for the years ended September 30, 2014, 2015 and 2016 were RMB5,665, RMB7,670 and RMB7,710, respectively. No impairment provision has been charged for the years ended September 30, 2014, 2015 and 2016.

Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB

2017	5,629
2018	5,312
2019	3,608
2020	2,179
2021	1,980

Total	18,708

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights are amortized over an average usage period of 5 years and are charged to general and administrative expenses.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

12.	OTHER ASSETS

Other assets consist of the following:

	September 30,
	2015	2016
	RMB	RMB

Prepaid lease	2,796	2,368
Deposits for purchase of plant and equipment	233	-
Others	50	42

	3,079	2,410

13.	BORROWINGS

	September 30,
	2015	2016
	RMB	RMB

Short-term borrowings	220,000	190,000

Current portion of long-term borrowings	24,000	27,057

Long-term borrowings	40,972	20,000

Fiscal year 2016:

As of September 30, 2016, short-term borrowings were comprised of secured and unsecured bank loans of RMB125,000 and RMB65,000, respectively. A secured bank loan of RMB60,000 with an interest rate of 4.57% per annum, is represented by the bank borrowing under Beijing Origin, which was secured by a land use right of RMB2,300 (note 8) and plant and equipment of RMB31,733 (note 9).

A secured bank loan of RMB15,000 with an interest rate of 5.87% per annum, is represented by the bank borrowing under Zhengzhou Branch, which was secured by land use right of RMB3,111(note 8), plant and equipment of RMB9,501 (note 9) and two guarantee contracts. Another secured bank loan of RMB50,000 with an interest rate of 5.71% per annum, is represented by the bank borrowing under Linze Origin, which was secured by inventory of RMB36,436 (note 6), and plant and equipment of RMB7,510 (note 9).

Unsecured short-term loans of RMB30,000 are represented by the bank borrowings with an interest rate range from 5.00% to 5.22%per annum under Beijing Origin. These loans were guaranteed by Chairman of the Company. While, the rest of unsecured short-term loans of RMB35,000 under Linze Origin were guaranteed by Chairman of the Company and Beijing Origin. The interest rates of these loans were ranged from 4.57% per annum.

As of September 30, 2016, long-term borrowings were comprised of secured and unsecured bank loans of RMB4,023 and RMB43,034, respectively. A secured bank loan of RMB4,023 is represented by the bank borrowing under Xinjiang Origin, which was secured by a land use right of RMB12,456(note 8) and plant and equipment of RMB144,184 (note 9) and a guarantee contract. The interest rate was 4.99% per annum.

Unsecured long-term bank loans of RMB23,000, with an interest rate from 5.23% to 6.18% per annum, are represented by the bank borrowings under Beijing Origin and Xinjiang Origin, which were guaranteed by the Chairman of the Company, Beijing Origin and Xinjiang AiBiHu Agricultural Industrial Commercial Enterprise, which is an affiliate of Xinjiang Production and Construction Corps 5th Division (“XPCC 5th Division”).While the rest of unsecured long-term bank loans of RMB20,034, with an interest rate of 2.38% per annum, was supported by fixed deposit of RMB21,181 and Standby letter of Credit.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

13.	BORROWINGS - continued

Fiscal year 2015:

As of September 30, 2015, short-term borrowings were comprised of secured and unsecured bank loans of RMB105,000 and RMB115,000, respectively. A secured bank loan of RMB60,000 with an interest rate of 5.88% per annum, is represented by the bank borrowing under Beijing Origin, which was secured by a land use right of RMB2,361 (note 8) and plant and equipment of RMB32,692 (note 9).

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

Unsecured short-term bank loans of RMB30,000 are represented by the bank borrowings with an interest rate of 5.1% to 6.42% per annum under Beijing Origin. These loans were guaranteed by Chairman of the Company. While, the rest of unsecured short-term bank loans amounting to RMB85,000 under Linze Origin were guaranteed by Chairman of the Company and Beijing Origin. The interest rates of these loans were ranged from 4.85% to 6.068% per annum.

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

Unsecured long-term bank loans of RMB36,500, with an interest rate from 7.04% to 7.8% per annum, are represented by the bank borrowings under Beijing Origin and Xinjiang Origin, which were guaranteed by the Chairman of the Company, Beijing Origin and Xinjiang AiBiHu Agricultural Industrial Commercial Enterprise, which is an affiliate of Xinjiang Production and Construction Corps 5th Division (“XPCC 5th Division”).While, the rest of unsecured long-term bank loans of RMB13,949, with an interest rate of 2.3832% per annum, was supported by fixed deposit of RMB20,280 and Standby letter of Credit.

The current portion of the loan amounted to RMB24,000, which will be due within one year, is presented as “current portion of long-term borrowing” on the consolidated balance sheet as of September 30, 2015.

14.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,
	2015	2016
	RMB	RMB
Payable for purchase of plant and equipment	1,262	1,355
Payable for purchase of land use rights	620	620
Payable for purchase of construction-in-progress	12,776	8,850
Professional fee payable	1,500	9,154
Salaries and bonus payable	10,869	10,699
Accrued interest	1,813	1,813
Other taxes payable	731	658
Deposits from growers	969	355
Deposits from others	2,035	7,684
Payable for labor union, housing fund and education expenses	738	785
Deferred government subsidies	9,575	6,172
Others	7,410	5,243
	50,298	53,388

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

15.	OTHER LONG-TERM LIABILITY

During the fiscal year 2011, the Company received government subsidies from the local PRC government for plant and equipment projects of RMB14.00 million and land use right of RMB10.90 million; in fiscal year 2015, the Company received government subsidies from the local PRC government for equipment projects of RMB2.62 million. In fiscal year 2016, the Company received government subsidies from the local PRC government for equipment projects of RMB8.63 million (US$0.82 million). The non-current portion of such government subsidies are recorded as long-term liability for, which will be amortized over the estimated useful lives related to the plant and equipment and land use right.

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

Under the terms of the 2005 Plan on January 4, 2010 the Company granted its employees options to purchase 125,000 ordinary shares at the price of US$12.23 (“Tranche 5”).Under the terms of the 2009 Plan, on January 3, 2011, the Company granted its employees options to purchase 120,000 ordinary shares at the price of US$10.84 (“Tranche 6”); and on January 3, 2012, the Company granted its employees options to purchase 365,000 ordinary shares at the price of US$2.55 (“Tranche 7”), and on January 2, 2013, the Company granted its employees options to purchase 360,000 ordinary shares at the price of US$1.44 (“Tranche 8”) Subject to the modifications discussed below, and on January 2, 2014, the Company granted its employees options to purchase 350,000 ordinary shares at the price of US$1.27 (“Tranche 9”).

Under the terms of the 2014 Plan, on January 2, 2015 the Company granted its employees options to purchase 195,000 ordinary shares at the price of US$1.48 (“Tranche 10”), on January 4, 2016 the Company granted its employees options to purchase 185,000 ordinary shares at the price of US$1.38 (“Tranche 11”), on April 19, 2016 the Company granted its employees options to purchase 600,000 ordinary shares at the price of US$2.05 (“Tranche 12”), on May 16, 2016 the Company granted its employees options to purchase 200,000 ordinary shares at the price of US$1.65 (“Tranche 13”),on August 3, 2016 the Company granted its employees options to purchase 200,000 ordinary shares at the price of US$2.0 (“Tranche 14”),

All the options have an expiration date that is 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 5 years. 1,175,000 and 1,060,000 options under the 2009 Plan, and 195,000 and 1,380,000 options under the 2014 Plan were outstanding as of September 30, 2015 and 2016, respectively.

After the adjusted awards, all the option awards have an exercise price of USD 1.27 to USD 12.23 and expire 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 5 years.

On December 22, 2014 and January 2, 2016, the compensation committee of the Board of Directors approved the substitution of restricted stock for outstanding grants under Tranche 5& 6 that no longer offer the kind of incentive opportunity originally sought for valued employees given the fall in the market price of the ordinary shares during recent years. The revised terms of the stock options were accounted for as a modification in accordance with ASC 718-20.For the purpose of determining the amount of any incremental share-based compensation cost that may have resulted from the modification of the exercise prices, the Company compared the fair value of modified awards and that of the original awards, determined that RMB616 and RMB542 (US$83) of the modifications required the recognition of additional share-based payment expense, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

16.	SHARE OPTION PLANS - Continued

For the options outstanding at September 30, 2015 and 2016, the weighted average remaining contractual lives are 2.4 and 5.1 years, respectively.

The Company recorded share-based compensation expense of RMB1,324, RMB1,612 and RMB8,796 for the years ended September 30, 2014, 2015 and 2016 respectively. As of September 30, 2015 and 2016, there were RMB238 and RMB2,676 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the 2014 Plan. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 0.52 year.

A summary of the share option activity under the 2005, 2009 and 2014 Plans is as follows:

	Tranche 5	Tranche 6	Tranche 7	Tranche 8	Tranche 9	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14

Grant date	January 3 2010	January 3 , 2011	January 3, 2012	January 2, 2013	January 2, 2014	January 2, 2015	January 4, 2016	April 19, 2016	May 16, 2016	August 3, 2016

Options outstanding as of October 1, 2014	120,000	115,000	365,000	360,000	350,000	-	-	-	-	-
Number of options granted	-	-	-	-	-	195,000	-	-	-	-
Options cancelled/expired	(120,000)	-	(5,000)	(5,000)	(5,000)	-	-	-	-	-

Options outstanding as of September 30, 2015	-	115,000	360,000	355,000	345,000	195,000	-	-	-	-
Number of options granted	-	-	-	-			185,000	600,000	200,000	200,000
Options cancelled/expired	-	(115,000)	-	-	-	-	-	-	-	-
Outstanding as of September 30, 2016	-	-	360,000	355,000	345,000	195,000	185,000	600,000	200,000	200,000

Options vested and exercisable
At September 30, 2015	-	115,000	360,000	355,000	345,000	195,000	-	-	-	-

At September 30, 2016	-	-	360,000	355,000	345,000	195,000	185,000	600,000	200,000	200,000

Weighted average fair value at the grant date (USD)	7.20	6.08	1.45	0.76	0.65	0.75	0.90	1.54	1.24	1.44

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche 5	Tranche 6	Tranche 7	Tranche 8	Tranche 9	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14

Exercise price (US$)	12.23	10.84	2.55	1.44	1.27	1.48	1.38	2.05	1.65	2.00
Average risk-free interest rate	1.66%	1.03%	0.40%	0.37%	0.76%	1.07%	1.73%	1.79%	1.75%	1.55%
Expected option life (year)	3	3	3	3	3	3	5	10	10	10
Volatility rate	92.81%	88.03%	90.30%	81.98%	79.20%	79.67%	80.72%	69.27%	69.92%	65.37%
Dividend yield	-	-	-	-	-	-	-	-	-	-

The aggregate intrinsic value as of September 30, 2015 and 2016 is USD nil and USD1,476, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

17.	TREASURYSTOCK

During the year ended September 30, 2007, the Company repurchased 498,851 common stock of the Company with a total cost of RMB29,377 under the approval of the Board of Directors. In February 2013, the board of directors approved a share repurchase program for open market and negotiated transactions for a 12 month period in the amount of USD5 million, under which 611,386 and 167,385 shares with a total cost of RMB6,286 and RMB1,782 were bought in the NASDAQ market during the year ended September 30, 2013 and 2014, respectively, in compliance with U.S. securities laws. The Company recorded the entire purchase price of the treasury stock as a reduction of equity.

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

Preferential tax treatment of Beijing Origin as “high technology” company (High-tech Status) from October 28, 2011 to October 27, 2017 has been granted by the relevant tax authorities. Beijing Origin is entitled to a preferential tax rate of 15% which is subject to annual review. As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2014, 2015 and 2016 are 15%.Xinjiang Origin is entitled to a preferential tax of 2 years exemption and 3 years of half EIT from January 1, 2012 to December 31, 2016 in accordance with Cai Shui [2011] No. 53 and Cai Shui [2011] No. 60 issued by the PRC State Administration of Taxation and Xin Cai Fa Shui [2011] No. 51 issued by the Xinjiang Local Taxation Bureau. Xinjiang Origin is currently in the status of ‘halfEIT’ for the year ended September 30, 2016.Linze Origin is entitled to a preferential tax rate of 15% from January 1, 2016 and December 31, 2016 in accordance with Cai Shui [2011] No. 58 issued by the PRC Ministry of Finance, General Administration of Customs and the State Administration of Taxation which is subject to annual review. Linze Origin is currently in the status of a preferential tax rate of 15% for the year ended September 30, 2016.

Had all the above tax holidays and concessions not been available, the tax charges would have been lower by RMB(750), RMB(1,149) and RMB(3,822), and the basic net loss per share would have been lower (higher) by RMB(0.01), RMB(0.13) and RMB0.17 for the years ended September 30, 2014, 2015 and 2016, respectively. The diluted net loss per share for the years ended September 30, 2014, 2015 and 2016 would have been lower (higher) by RMB(0.01), RMB(0.13) and RMB0.17, respectively.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2016, the management considered that the Company had no uncertain tax positions affected its consolidated financial position. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

18.	INCOME TAXES - Continued

The provision for income taxes expenses consists of the following:

	Year ended September 30,
	2014	2015	2016
	RMB	RMB	RMB

Current	677	1,295	1,436
Deferred	-	-	-
Reversal of contingent tax liability	(39,060)	-	-

	(38,383)	1,295	1,436

The principal components of the deferred income tax assets are as follows:

	September 30,
	2015	2016
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	26,547	25,964
Impairment on inventory	9,420	11,213
Others	9,292	9,734

Non-current deferred income tax assets	45,259	46,911
Valuation allowances	(45,259)	(46,911)

Net non-current deferred income tax assets	-	-

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2015 and 2016.

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

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely. The expiration period of unused tax losses is as follows:

	Year ended September 30,
	2015	2016
	RMB	RMB
Calendar year ending,
2015	10,278	-
2016	49,532	40,099
2017	21,254	21,254
2018	5,290	5,290
2019	35,477	24,931
2020	-	24,154

	121,831	115,728

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

18.	INCOME TAXES - Continued

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended September 30,
	2014	2015	2016
	%	%	%

Statutory rate	25	25	25
Effect of preferential tax treatment	(2)	(7)	(5)
Effect of different tax jurisdiction	(3)	(7)	(6)
Permanent book-tax difference	9	11	(3)
Change in valuation allowance	(2)	10	(7)
Utilization of tax loss previously not recognized	-	-	-
Under/(Over) provision in prior year	(29)	(40)	(6)
Reversal of contingent tax liability	90	-	-

Effective income tax rate	88	(8)	(2)

Reversal of contingent tax liability for year ended September 30, 2014

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

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

19.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year ended September 30,
	2014	2015	2016
	RMB	RMB	RMB
Net loss (numerator), basic and diluted	(9,527)	(13,808)	(65,578)

Shares (denominator):
Common stock outstanding	22,743,853	22,813,541	22,873,541
Weighted average common stock outstanding used in computing basic and diluted income per share	22,743,853	22,794,791	22,858,541

Net loss per share-basic and diluted	(0.42)	(0.61)	(2.87)

For the year ended September 30, 2014, 2015 and 2016, the effect of the outstanding options was anti-dilutive.

20.	EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB16,212,RMB13,873 and RMB12,576 for the years ended September 30, 2014, 2015 and 2016, respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. No appropriation has been made for the years ended September 30, 2014, 2015 and 2016. There was no after-tax profit recorded in the PRC statutory accounts for 2015 and 2016. On the other hand, the amount set aside as of September 30, 2015 and 2016 were RMB24,789 and RMB24,789.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

21.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

As of September 30, 2015 and 2016, capital commitments for the purchase of long-term assets are as follows:

	September 30,
	2015	2016
	RMB	RMB

Equipment	4,877	4,172
Intangible assets	-	1,000

	4,877	5,172

(b)	Operating lease

The Company leased certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended September 30, 2014, 2015 and 2016 were RMB3,185, RMB2,990 and RMB4,598 respectively.

As of September 30, 2016, the Company was obligated under operating leases requiring minimum rental as follows:

RMB
Year ending September 30,

2017	1,642
2018	654
2019	470
2020	457
Thereafter	3,468

6,691

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and borrowings are reasonable estimates of their fair value. All the financial instruments are for trade purposes. No level 2 or 3 fair value assessment has been made.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

23.	SEGMENT AND GEOGRAPHIC INFORMATION

From June 2015, the Company announced that it has successfully transitioned from a traditional seed company to a biotechnology seed company and is now organized into two business lines: agri-biotech and product development and production and distribution of hybrid seeds. The Company’s reportable segments are strategic business units that require different technology and marketing strategies and offer different products and services. The primary income (loss) measure used for assessing segment performance and making operating decisions is income (loss) from operations (i.e., earnings before non-operating income (expenses), interest and income taxes). The Company’s chief operating decision maker, the Chief Executive Officer, receives and reviews the results of the operations of each separate segment, assesses and manages their performance and makes decisions based on the measures of revenues, cost of revenues, gross profit, operating expenses, net and income (loss) from operations. Other than the information provided below, the Company’s chief operating decision maker does not use any other measures by segments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. Following a change in the identification of the Company’s reportable segments as aforementioned, the Company has also presented the corresponding items of segment information for the years ended September 30, 2015 and 2016 for comparative purposes.

Net revenues, income (loss) from operations and total assets of the Company’s reportable segments are as follows:

	Year ended September 30,
	2014	2015	2016
	RMB	RMB	RMB
Segment net revenues
Production and distribution of hybrid seeds	414,891	376,250	334,769
Agri-biotech and product development	3,536	3,560	3,495
Segment total net revenues	418,427	379,810	338,264
Inter-segment sales eliminations	(3,250)	(3,257)	(3,013)
Reconciliation to consolidated revenues	415,177	376,553	335,251

Segment operating income(loss)
Production and distribution of hybrid seeds	10,691	38,709	263
Agri-biotech and product development	(24,328)	(26,501)	(31,205)
Total segment operating income(loss)	(13,637)	12,208	(30,942)
Less: Unallocated corporate operating expenses, net	10,842	10,868	30,366
Reconciliation to consolidated income (loss) from operations	(24,479)	1,340	(61,308)

	September 30,
	2015	2016
	RMB	RMB
Segment identifiable assets:
Production and distribution of hybrid seeds	916,088	803,420
Agri-biotech and product development	187,223	189,446
Segment total identifiable assets	1,103,311	992,866
Receivables elimination	(117,482)	(112,240)
Reconciliation to consolidated total assets	985,829	880,626

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

23.	SEGMENT AND GEOGRAPHIC INFORMATION - Continued

Supplemental disclosures of segment information:

	Year ended September 30,
	2014	2015	2016
	RMB	RMB	RMB
Segment depreciation and amortization
Production and distribution of hybrid seeds	27,567	29,668	30,365
Agri-biotech and product development	957	879	857
Reconciliation to consolidated depreciation and amortization	28,524	30,547	31,222

Segment capital expenditure to long-lived assets
Production and distribution of hybrid seeds	22,615	20,531	16,964
Agri-biotech and product development	-	-	-
Reconciliation to consolidated expenditure on the purchase of plant and equipment, land use rights and intangible assets	22,615	20,531	16,964

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

Interest risk

The interest rates and terms of repayment of bank and other borrowings ranged from 2.38% to 6.18%, which are fixed at the inception of the borrowings. Other financial assets and liabilities do not have material interest rate risk.

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

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

25.	AGREEMENT TO SELL COMMERICAL SEED BUSINESS

On September 26, 2016, the Company entered into a Master Transaction Agreement to sell its seed production and distribution business to Beijing Shihui, a related party. The overall transaction will be conducted in two steps. The first step will be the sale of the equity held by Beijing Origin of each of the Denong, Changchun Origin and Linze Origin companies, and the second step will be the sale of a company holding the assets of Beijing Origin’s branch in Zhengzhou (“Zhengzhou Branch”) and the office building in Beijing, PRC. Beijing Origin will also orchestrate with the parties that own minor percentages of Changchun Origin, not now owned by Beijing Origin, to purchase their ownership equity amounts so that the Buyer acquires from Beijing Origin all of the equity of Changchun Origin in the first step of the transaction. The second step requires Beijing Origin to effect a restructuring to form a company to own the current office building located in Beijing, PRC and certain other assets (together the “Zhengzhou Branch Assets”), which company will be sold to the Buyer so as to transfer the building and assets to the Buyer. By separate agreement the Buyer will enter into license arrangements to pay Beijing Origin a royalty for the present and future seed portfolio and a technology access fee for the research and development effort that Beijing Origin will provide going forward in the areas of product discovery and development, hybrid registration, trait integration and intellectual property protection.

At the first closing, the Buyer will pay to Beijing Origin RMB200 million, for the 98.58% equity ownership interest in Denong, 100% equity ownership interest in Changchun Origin and 100% equity ownership interest in Linze Origin (together the “VIE Subsidiaries”). The first closing is conditioned (among other things) on Beijing Origin acquiring the current minority percentage ownership of Changchun Origin that is held by the Company’s Chairman, so as to deliver to the Buyer 100% of the equity ownership of Changchun Origin. The minority interest of Denong will continue to be held by two third parties and will not be sold to the Buyer. At the second closing, the Buyer will pay to Beijing Origin RMB190 million and the RMB10 million deposits, which has been received in September 2016, will be used to settle for the 100% ownership interest in an entity formed by Beijing Origin as part of its reorganization to hold the Zhengzhou Branch Assets. The total consideration to be paid to Beijing Origin will be RMB400 million.

The Buyer will assume the outstanding liabilities of the VIE Subsidiaries and the Zhengzhou Branch Assets, except for certain outstanding bank loans. The current bank loans aggregating RMB100 million will be transferred to Beijing Origin, subject to the approval and agreement of the bank lenders. If the bank loans cannot be transferred, then the purchase price will be reduced for the outstanding amount due, but any guarantees provided by the Company’s Chairman, Dr. Han Gengchen(“Dr. Han”) will be terminated without liability to Beijing Origin or Dr. Han.

Beijing Origin has agreed to use its reasonable best efforts (i) to complete the restructuring of the Company so as to be able to complete the second closing, to acquire the portion of Changchun Origin that it does not own, and to transfer certain assets, the assets of Beijing Origin’s branch in Linze, to Linze Origin. Additionally, all intercompany accounts between Beijing Origin and its retained affiliates, on the one hand, and the VIE Subsidiaries, on the other hand, regardless of any due dates, existing prior to the first closing will be paid in full before or at the first closing. The Buyer and Beijing Origin will negotiate separate license agreements regarding the Buyer’s continued use of the trademarks and trade names owned by Beijing Origin and licensing designated seeds developed by Beijing Origin or Beijing Biotechnology. Origin Agritech and Beijing Origin are jointly responsible for all transfer, documentary, sales, use, stamp, recording, value added, registration, conveying taxes and fees in connection with the sale of the various types of assets to Buyer.

Beijing Origin has agreed that for ten years after the closing, without the written consent of the Buyer, it and its affiliated entities will not directly conduct any business in the distribution of crop seeds in the PRC, except for the distribution of crop seeds in Xinjiang province by Xinjiang Origin. This limitation will not prohibit Origin, Beijing Origin or BioTech from conducting the businesses of crop seed licensing, transgenic materials licensing, transgenic traits licensing or other activities related to its intellectual property in the PRC. This non-competition provision will terminate if more than 50% of the equity interest or assets of the Company are acquired by an independent third party during the restrictive period.

To be able to complete the transaction, the transaction will need to be approved by shareholders.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

26.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial statements of Origin Agritech Limited (the “parent company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the parent company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB109,651 and RMB109,651 as of September 30, 2015 and 2016, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEET

	September 30
	2015	2016	2016
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	341	581	87
Other receivables	3	3	-
Prepaid expenses	481	-	-
Due from inter-companies	125,815	129,811	19,439
Total current assets	126,640	130,395	19,526
Investment in unconsolidated subsidiaries	130,013	71,512	10,709
Total assets	256,653	201,907	30,235

LIABILITIES AND EQUITY
Current liabilities
Due to related parties	1,511	1,586	237
Total current liabilities	1,511	1,586	237
Long-term borrowings	13,948	20,033	3,000
Total liabilities	15,459	21,619	3,237
Total stockholders’ equity	241,194	180,288	26,998
Total liabilities and stockholders’ equity	256,653	201,907	30,235

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2014, 2015 AND 2016

(In thousands, except number of share, per share data and unless otherwise stated)

26.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY- Continued

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year ended September 30,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Revenues	286	303	204	31
Cost of revenues	-	-	-	-
Operating expenses
General and administrative	(5,025)	(4,335)	(16,035)	(2,401)
Loss from operations	(4,739)	(4,032)	(15,831)	(2,370)
Equity in earnings loss of unconsolidated subsidiaries	(43,579)	(9,223)	(49,009)	(7,339)
Interest expense	(268)	(553)	(738)	(111)
Loss before income taxes	(48,586)	(13,808)	(65,578)	(9,820)
Income tax (expense) benefits
Income tax expense	-	-	-	-
Reversal of contingent tax liability	39,059	-	-	-
Income tax benefits	39,059	-	-	-

Net loss	(9,527)	(13,808)	(65,578)	(9,820)
Other comprehensive loss
Foreign currency translation difference	(56)	(2,607)	(4,124)	(618)
Total comprehensive loss	(9,583)	(16,415)	(69,702)	(10,438)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended September 30,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Net cash used in operating activities	(3,288)	(7,242)	(20,009)	(2,996)
Net cash provided by (used in) financing activities	(452)	3,255	14,881	2,228
Net increase in cash and cash equivalents	(3,740)	(3,987)	(5,128)	(768)
Cash and cash equivalents, beginning of year	4,332	671	341	51
Effect of exchange rate changes on cash and cash equivalents	79	3,657	5,368	804
Cash and cash equivalents, end of year	671	341	581	87

BASIS OF PRESENTATION

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

