Form 20-F/A
period 2016-09-30
Origin Agritech LTD
filed 2017-03-28
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

 None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2016) covered by the annual report: 22,873,541 ordinary shares.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐ Large accelerated filer             ☐ Accelerated filer             ☒ Non-accelerated filer

Indicate by a check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standard as Issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17               ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

Explanatory Statement

This Amendment to the Form 20-F of Origin Agritech Limited (“Company”) filed with the Securities and Exchange Commission on January 9, 2017 (“Form 20-F”), is being filed to correct the number of ordinary shares of the Company owned beneficially and directly by Dr. Gengchen Han, our Chairman of the Board and the percentage ownerships of all the persons in the table based on the current number of ordinary shares issued and outstanding and entitled to vote. Therefore, we are restating in its entirety, Section 6.E of the Form 20-F.

Except as described above, no other changes have been made to the Form 20-F, and the unchanged information in the Form 20-F continues to speak as of the date thereof. Accordingly, this Amendment should be read in conjunction with our original filing and our other filings made with the Securities and Exchange Commission subsequent to the filing of the Form 20-F.

Item 6. Directors, Senior Management and Employees

E.	Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 27, 2017, by each of our directors and executive officers who beneficially own our ordinary shares, and other principal shareholders owning greater than 5% of the ordinary shares on a beneficial basis reflected in ownership statements filed since January 2016.

	Shares Beneficially Owned (*)
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han, Chairman of the Board (1)(2)	5,123,827	21.66%
Min Tang, Director (1)(3)	20,000	** %
Michael W. Trimble, Director (4)	110,000	0.47%
William S. Niebur, Chief Executive Officer and President(1)(5)	500,000	2.11%
Shashank Aurora, Chief Financial Officer(1)(6)	66,667	0.29%
Jihong Liang, Chief Technology Officer(1)(7)	66,667	0.29%
David Bullock, Director (1)(8)	10,000	** %

* Beneficial ownership and percentage is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 23,173,541 ordinary shares issued and outstanding and entitled to vote as of March 27, 2017. Shares currently held by the Company as treasury stock are not entitled to vote, and therefore they have been excluded from the issued and outstanding ordinary shares that are entitled to vote for purposes of determining shares beneficially owned in the table.

** Less than one tenth of one percent.

(1)	The business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing, PRC 102206 or 666 Walnut Street, Des Moines, IA 50309. See Item 6B. “Directors, Senior Management, and Employees – Compensation” for discussion of options included in the table granted under the 2005, 2009 and 2014 Performance Equity Plans.

(2)	The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares. Includes 480,000 shares that may be acquired under stock options held by Dr. Han.

(3)	Includes 20,000 shares that may be acquired under stock options by Mr. Tang.

(4)	The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131. Includes 20,000 shares that may be acquired under stock options held by Mr. Trimble.

(5)	Includes 500,000 shares that may be acquired under stock options held by Dr. Niebur and excludes 100,000 shares that may be acquired under stock option by Dr. Niebur.

(6)	Includes 66,667 shares that may be acquired under stock options held by Mr. Aurora. Excludes 133,333 shares that may be acquired under stock options held by Mr. Aurora.

(7)	Includes 66,667 shares that may be acquired under stock options held by Dr. Liang. Excludes 133,333 shares that may be acquired under stock options held by Dr. Liang.

(8)	Includes 10,000 shares that may be acquired under stock options held by Mr. Bullock.

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

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit
Number	Description
1.1	Memorandum and Articles of Association of Origin Agritech Limited re-registered under the new Business Companies Act of the British Virgin Islands as of July 10, 2006 (Incorporated by reference to Exhibit 1.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006.

4.1	2005 Performance Equity Plan (Incorporated by reference to Annex D of the proxy statement/prospectus included in our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 27, 2005).

4.2	2009 Performance Equity Plan (Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (file no. 333-166226) filed with the Securities and Exchange Commission on April 22, 2010).

4.3	Technical Service Agreement between Origin Biotechnology and Beijing Origin (Incorporated by reference to Exhibit 10.14 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.4	Technical Service Agreement between Origin Biotechnology and Henan Origin (Incorporated by reference to Exhibit 10.15 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.5	Technical Service Agreement between Origin Biotechnology and Changchun Origin (Incorporated by reference to Exhibit 10.16 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.6	Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.17 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.7	Technology Transfer Agreement between Henan Agriculture University and Beijing Origin (YuYu22) (Incorporated by reference to Exhibit 10.27 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.8	Joint Development agreement with Corn Research Institute of Li County (1st Agreement) (Incorporated by reference to Exhibit 10.28 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.9	Joint Development Agreement with Corn Research Institute of Li County (2nd Agreement) (Incorporated by reference to Exhibit 10.29 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005).

4.10	Form Equity Transfer Agreement between Beijing Origin and shareholders of DenongZhengcheng Seed Co., Ltd. pursuant to which Beijing Origin acquired 52.21% equity interest in DenongZhengcheng Seed Co., Ltd. dated as of January 16, 2006 (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006),

4.11	Equity Transfer Agreement between Beijing Origin and Jilin Academy of Agriculture Science dated as of December 6, 2005 (Incorporated by reference to Exhibit 4.17 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.12	Equity Transfer Agreement between Beijing Origin and China National Center for Biotechnology Development dated as of December 28, 2004 (Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.13	New Corn Seed Liyu 35 Joint Development Agreement between Beijing Origin and Shijiazhuang Liyu Technology Development Co., Ltd. dated as of March 30, 2006 (Incorporated by reference to Exhibit 4.20 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006).

4.14	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 31, 2002 (Incorporated by reference to Exhibit 4.21 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.15	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 9, 2003 (Incorporated by reference to Exhibit 4.22 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.16	2014 Performance Equity Plan (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on January 12, 2015),

4.17	Form of Master Transaction Agreement ((Incorporated by reference to Exhibit 10.2 of our Form 6-K (file no. 000-51576 ) filed with the Securities and Exchange Commission on September 27, 2016).

8.1	List of Subsidiaries (Previously filed)

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its reports on the Registrant’s consolidated financial statements for fiscal years ended 2014, 2015 and 2016 and the effectiveness of the Registrant’s internal control over financial reporting as of September 30, 2016 into Registrant’s Registration Statements on Form S-8 (#333-202947, #333-166226 and #333-145865) (Previously filed)

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this amendment on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended Annual Report on its behalf.

Date: March 27, 2017	ORIGIN AGRITECH LIMITED

/S/ William S. Niebur
	Name:	William S. Niebur
	Title:	Chief Executive Officer