Form 20-F
period 2017-09-30
Origin Agritech LTD
filed 2018-02-12
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2017

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

Ms. Cindy Xin Zhou

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China

Tel: (86-10) 5890-7556

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2017) covered by the annual report: 23,343,126 ordinary shares.

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

☒Yes    ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company.

☐Large accelerated filer             ☐Accelerated filer             ☒Non-accelerated filer             ☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

☐Yes    ☒No

ORIGIN AGRITECH LIMITED

INTRODUCTION

Except where the context otherwise requires and for purposes of this Annual Report only:

•	“we,” “us,” “our company,” “our,” the “Company” and “Origin” refer to Origin Agritech Limited, State Harvest Holdings Limited and the following, which are collectively described in this Annual Report as “our PRC Operating Companies”: Beijing Origin State Harvest Biotechnology Limited, or Origin Biotechnology, Beijing Origin Seed Limited, or Beijing Origin, and its two subsidiaries, Henan Origin Cotton Technology Development Limited, or Henan Origin and Xinjiang Originbo Seed Limited, or Xinjiang Origin, and Origin Agritech USA, LLC or Origin USA.

•	“last year,” “fiscal year 2017,” “the year ended September 30, 2017” and “the fiscal year ended “September 30, 2017” refer to the twelve months ended September 30, 2017, which is the period covered by this Annual Report;

•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong, and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and

•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our company and industry. All statements other than statements of historical fact in this Annual Report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this Annual Report relate to, among others:

•	our expectations for our future business and product development, business prospects, results of business operations and current financial condition;

•	our plans for seed research and development and other biotechnology activities, including our ability to successfully develop and produce seeds, and receive regulatory approval for and distribute proprietary seed products;

•	future development of agricultural biotechnology, particularly in China, as a whole and the impact and acceptance of genetically modified crop seeds in our industry;

•	address the scope and impact of the governing and regulatory policies and laws regarding genetically modified seed products in our market, and our ability to apply for and receive necessary approvals and to develop, produce, market and distribute genetically modified crop seeds;

•	our plans to license or co-develop seed products or technologies;

•	our plans to pursue product offerings in North America;

•	likelihood of recurrence of accounting charges or impairments;

•	expected changes in our sources of revenues and income base from our business operations or other sources;

•	competition in the crop seed industry in China and other international markets;

•	future development of the crop seed industry in China and other international markets;

•	our plans for current staffing requirements and research and development;

•	our ability to successfully raise capital to accommodate company needs which are under acceptable terms and at an acceptable share price; and

•	adequacy of our facilities for our operations.

We believe it is important to communicate our expectations to our shareholders. However, there may be certain events in the future that we are not able to predict with accuracy or over which we have no control. The risk factors and cautionary language discussed in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations in these forward-looking statements, including among other things:

•	changing interpretations of Generally Accepted Accounting Principles and the adoption or use of International Accounting Standards in the future;

•	outcomes of PRC and international government reviews, inquiries, investigations and related litigations;

•	continued compliance with government regulations of PRC and other governments;

•	legislative and regulatory environments, requirements or changes adversely affecting the businesses in which we and our PRC operating companies are engaged; and

•	management of the growth of our business and introduction of genetically modified products.

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

This Annual Report also contains information regarding the sale of certain assets of Origin. A portion of the assets of Origin were transferred to the purchaser of the assets in September 2017 and the remainder of the assets is expected to be transferred to the purchaser in 2018. The partial closing in September 2017 included the assumption of various debt obligations of the Company. The Company transferred the assets in September 2017 on the basis of deferred payment of the majority of the purchase price.

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

Our summary consolidated statements of operations and comprehensive income data for the fiscal years ended September 30, 2015, 2016 and 2017 and our summary consolidated balance sheet data as of September 30, 2016 and 2017, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report. Our summary unaudited consolidated balance sheet data as of September 30, 2015, as set forth below, are derived from financial records of Origin.

We have omitted the selected financial data for the years ended September 30, 2013 and 2014, based on the fact that for us to provide the information reflecting our discontinued operations it would take a significant amount of time and cause us to incur an unreasonable expense. We do not believe that to provide the selected financial data for those years, as adjusted to reflect the discontinued operations would provide any meaningful disclosure for investors, given the extent to which the discontinued operations then represented the majority of the revenue and expenses in those years.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	2015	2016	2017
	RMB’000	RMB’000	RMB’000	USD’000(1)
Consolidated statement of income and comprehensive income data:
Net revenues	303	481	-	-
Gross profit	303	481	-	-
General and administrative	(14,108)	(31,786)	(34,906)	(5,259)
Research and development	(46,142)	(41,272)	(38,682)	(5,828)
Other income, net	9,652	8,265	5,028	758
Total operating expenses	(50,598)	(64,793)	(68,560)	(10,329)
Loss from continuing operations	(50,295)	(64,312)	(68,560)	(10,329)
Interest income	656	69	(1,427)	215
Interest expenses	(10,567)	(7,607)	(9,006)	(1,357)
Loss before income taxes from continuing operations	(60,206)	(71,850)	(76,139)	(11,471)
Income (loss) from discontinued operations, net of taxes	42,392	(4,983)	(26,840)	(4,044)
Loss on disposal of commercial seed business, net of taxes	-	-	(3,282)	(496)
Net income (loss) from discontinued operations	42,392	(4,983)	(30,122)	(4,540)
Net loss	(17,814)	(76,833)	(106,261)	(16,011)
Net loss attributable to non-controlling interests	(4,006)	(11,255)	(30,587)	(4,609)
Net loss attributable to Origin Agritech Limited	(13,808)	(65,578)	(75,674)	(11,402)
Net loss per share:
Basic	(0.61)	(2.87)	(3.24)	(0.49)
Diluted	(0.61)	(2.87)	(3,24)	(0.49)
Shares used in computation:
Basic	22,794,791	22,858,541	23,343,126	23,343,126
Diluted	22,794,791	22,858,541	23,343,126	23,343,126

	Sept 30	Sept 30	Sept 30
	2015	2016	2017
	RMB’000	RMB’000	RMB’000	USD’000(1)
Consolidated balance sheet data:
Cash and cash equivalents	20,409	3,575	3,245	489
Current working capital (2)	(90,381)	(136,399)	(45,045)	6,787
Total assets	985,829	880,626	324,140	48,839
Total current liabilities	634,140	614,502	134,104	20,206
Total liabilities	695,051	662,009	211,341	31,843
Non-controlling interests	49,584	38,329	490	74
Total Origin Agritech Limited shareholders’ equity	241,194	180,288	112,309	16,922

(1) Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the year ended September 30, 2017, and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2017, of RMB6.6369 to US$1.00. Such translation amounts should not be construed as a representation that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

(2) Current working capital is the difference between total current assets and total current liabilities.

 Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the statistics of the State Administration of Foreign Exchange. The consolidated financial statements are presented in Renminbi, which is our reporting currency. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2017, of RMB6.6369 to US$1.00. Unless otherwise noted, for the years ended September 30, 2013, 2014, 2015, and 2016all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB6.1480, RMB6.1525, RMB6.3613, and RMB6.6778per US $1.00, respectively, which were the prevailing year or period end closing rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of the rates is the State Administration of Foreign Exchange in China. At September 30, 2017, the closing exchange rate was RMB6.6369 for one U.S. dollar. As of February 3, 2018, the closing exchange rate was RMB6.2885 for one U.S. dollar.

	Average (1)	High	Low	Period-end
2012	6.3189	6.3482	6.2787	6.3410
2013	6.2318	6.3449	6.1475	6.1480
2014	6.1446	6.1710	6.0930	6.1525
2015	6.1644	6.4085	6.1079	6.3613
2016	6.5377	6.6971	6.3154	6.6778
2017	6.7423	6.8993	6.5342	6.5342
May 2017	6.8851	6.9831	6.8612	6.8633
June 2017	6.8032	6.8292	6.7744	6.7744
July 2017	6.7651	6.7983	6.7283	6.7283
August 2017	6.6745	6.7228	6.6010	6.6010
September 2017	6.5638	6.6369	6.4997	6.6369
October 2017	6.6208	6.6493	6.5808	6.6393
November 2017	6.6166	6.6399	6.5810	6.6034
December 2017	6.5933	6.6251	6.5342	6.5342

(1) Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the month.

B.	Capitalization and indebtedness.

Not Applicable

C.	Reasons for the offer and use of proceeds.

Not Applicable.

D.	Risk factors.

Risks relating to our business

If we do not manage our ongoing operations successfully, our growth and chances for profitability will be hindered or impeded.

Our company focuses on researching and developing corn seeds and deployment of our biotechnology assets. We plan to focus on licensing our traits and seed germplasm characteristics within China and around the globe. We also plan on providing contract research and development services to other companies engaged in seed development. All these activities are expected to place on our corporate administrative, operational, and financial personnel and other human resources and on our cash flow needs and the requirement for additional working capital. Our current resources are not likely fully adequate to support our planned operations and expansion.

Our independent auditors have issued their report with a going concern statement.

The report on our financial statements for the fiscal years ended September 30, 2016 and 2017, included in this Annual Report on Form 20-F contains a going concern statement. Based on our financial resources and our planned operations we will need to obtain a substantial amount of capital to continue our business, for which we do not have any arrangements and/or generate increased revenue from operations to cover our expenses, of which we cannot be certain. If we are unable to fund our operations, we may have to curtail substantial parts of our business operations or cease our business operations. Investors should evaluate their investment in the Company based on these financial uncertainties.

The successful development and commercialization of our biotech pipeline of products will be important for our growth.

With the sale of our seed production and distribution business, we are focusing our business on biotechnology development in the seed industry. We conduct our own research and development efforts for genetically modified seeds, referred to as GM. We also collaborate with the Chinese Academy of Agricultural Science, China Agricultural University, Zhejiang University in the PRC under various agreements for seed genetic modifications and other seed biotechnologies that give us the right to market the seeds and technologies they develop. We also are seeking other development and marketing arrangements with other entities in China and elsewhere. The length of time and the risk associated with breeding and biotech pipelines are similar and interlinked because both are required as a package for commercial success in markets where biotech traits are approved for growers. Regulatory requirements affect the development of our biotech products, including the GM crop testing of seeds containing the biotech traits, which could harm our business and results of operations if regulations are not satisfied. The testing procedures can be lengthy and costly, with no guarantee of success. It could have an adverse effect on our operations if our genetically modified products are unable to pass the safety evaluation for genetically modified agricultural organisms.

There has been a worldwide increase in the development and application of genetically modified agricultural products to enhance crop seed quality and increase crop yields.  The Biosafety certificate of genetically modified corn and rice seeds have been granted in China only recently.  As government policies change to allow more genetically modified seeds and demand develops for these products, we expect that we will produce more genetically modified products to the extent we are able. There is a risk that our current steps to respond to the potential competitive threat posed by genetically modified agricultural products, including our research and development activities with respect to genetically modified crop seeds, may not enable us to compete successfully.

The potential uncertainty in the government regulation in China of genetic technology and genetically modified, or GM, agricultural products and the acceptance of these products by the public could have an adverse effect on our business.

Genetically modified seed products are controversial; thus genetic modification has not yet been accepted in many countries throughout the world. The Chinese government has only recently begun to issue GM crop safety certificates for eventual commercial cultivation of GM seeds. Consumer reaction to GM products is also becoming a factor in the overall approval process and the ability of companies, such as ours, to sell or license our GM products. The relative novelty and the potential uncertainty in the government regulation of genetic technology and ultimate consumer acceptance will have an effect on our business development strategy and research activities and may cause us to re-evaluate our development programs for developing new seeds.

The government may not approve or may limit commercialization of genetically modified corn products, which could have an adverse impact on the future of the company.

Even though we believe biotechnology is important in agricultural applications and the government has supported and approved some uses of genetically modified seeds, we cannot predict whether or when the government will approve the full commercialization of GM seeds, including modified corn. The government may not approve the full commercialization of GM corn, and it may even ultimately conclude to limit or ban commercialization and/or research relating to genetically modified corn and other seed products. Any of these actions could have an adverse impact on our future development, and we would not be able to recover our research and development costs spent in developing biotechnology products.

Any operations outside China will be subject to foreign regulatory and legislative requirements, and it will be costly to comply with those regulatory requirements. If we are unable to meet these requirements, we will not be able to distribute our products.

Foreign regulatory and legislative requirements will impact the development and distribution of our products in the global market. Certain markets may require rigorous testing and pre-approval prior to a market release of the GM seeds.

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

Our globalization plans may be difficult to achieve due to the expense of establishing a market presence.

Although we believe we have potential seeds that could be of interest outside of China, to establish a global brand and presence will be difficult. Establishing a brand and maintaining a local presence will take substantial resources and time.

The global competition in biotechnology will affect our business.

We believe we are a leader in biotechnology in China since we have been conducting our proprietary biotechnology research program for many years and have an internal biotech research center. However, if and when multinational corporations engaged in the crop seed business expand into the agricultural market in China, we anticipate that they will have a greater portfolio of seed products and more advanced technologies than us. Major multinational competitors have a long history in the research and commercialization of their products, sophisticated marketing capabilities and strong intellectual property estates, all of which may give them competitive advantage over us. Any of these competitive advantages could cause our existing or future products to become less competitive or outdated, and adversely affect our product acceptance in the market place and our results of operations.

We face significant international competition in the GM seed market and the competition may affect our overall sales.

The GM seed market outside China is highly competitive, dominated by a limited number of companies. Many of our competitors have greater experience of the GM market and substantially greater resources in the research and development of plant biotechnology. These companies also have substantial production facilities for crop seeds. In addition, our competitors have established market presence, have obtained patent protection in some instances for different seeds, and have built up their brand reputation and distribution networks globally. For example, in the United States Monsanto Company and E.I. DuPont de Nemours and Company (Pioneer), dominate the GM corn seed market with approximately 70% of that market. These companies’ extensive GM portfolio of seeds and their success in developing new traits in the seeds could render our existing products less competitive resulting in reduced sales and licensing opportunities compared to our expectations.

We may not be able to maintain our market advantage by improving our GM seeds to fit the needs of the market.

GM seeds varieties need to be improved and altered over a relatively short time frame because the weeds and insects develop resistance to herbicides and pesticides, which often renders the benefits of a particular GM traits less effective. GM seeds need to be altered to tolerate higher doses and/or new varieties of herbicides and pesticides and other farming practices. If our GM seed portfolio does not keep pace with these changes or goes in a direction that is not effective in the market, our position in the market would be adversely impacted. Alternatively, we believe that this characteristic of GM seeds gives us an opportunity to introduce our products into various seed markets needing new varieties. We will be required to continue to invest in new research to develop our portfolio of GM seeds so that our GM seeds can adapt to new herbicides and pesticides and differing soil, weather and growing conditions.

We have a relatively short operating history in the field of biotechnology research and are subject to the risks of any developing enterprise, any one of which could limit our growth and our product and market development.

It continues to be difficult to predict how our business will develop over the long term. Accordingly, we are still facing all of the risks and uncertainties encountered by companies in the earlier stages of development, such as:

•	uncertain and continued market acceptance for our product extensions and our services;

•	evolving nature of the crop seed industry in the PRC, which is marked by seed company consolidation, government subsidies to farmers is changing and becoming more limited, over production, less adherence to the qualities of branded seeds, among other things;

•	highly competitive conditions from both other branded seeds and unbranded seeds and changing customer preferences or needs that will harm sales of our products;

•	maintaining our competitive position in the PRC and competing with Chinese and international companies, many of which have longer operating histories and greater resources than us;

•	the aging technology of our seed products that do not reflect current needs and the continual need to develop new seed products;

•	maintaining our current licensing arrangements and entering into new ones to expand our product offerings in both our domestic market and sought after international markets;

•	continuing to offer commercially successful products to attract and retain a larger base of direct customers and ultimate users;

•	continuing our existing arrangements with farms that grow our seed products and entering into new arrangements with additional production farms;

•	maintaining effective control of our costs and expenses; and

•	retaining our management and skilled technical staff and recruiting additional key employees.

If we are not able to meet the challenges of our businesses and managing our business plan, the likely result will be slowed growth, lower margins, additional operational costs and lower income, any of which will affect shareholder value.

Any diversion of management attention to matters related to corporate reorganization or any delays or difficulties encountered in connection with changing operations may have an adverse effect on our core business, results of operations, and/or financial condition.

Corporate reorganization and transformation activities present challenges, including geographical coordination, personnel integration and retention of key management personnel, system integration and the unification of corporate culture. These efforts generally divert management attention from our core business, cause a temporary interruption of or loss of momentum in our business and the loss of key personnel from the acquired companies. In addition, any proposed acquisitions and corporate reorganization activities will cause us to incur substantial costs, none of which are generally recoverable.

From time to time we must evaluate whether or not to discontinue a line of business or an expansion effort, which if discontinued could have an adverse impact on our financial position.

From time to time we evaluate whether or not to continue a particular line of business or an expansion effort. In the past we implemented restructuring programs to eliminate our activities in agricultural chemicals and cotton seed development, sales centers, seed distribution and other unprofitable activities. Prior to September 30, 2017, under an agreement signed in September 2016, we sold a significant portion of our seed production and distribution business to Beijing Shihui Agricultural Development Co. Ltd. In 2018, we plan to sell additional assets under the agreement with Shihui. Whenever a company undertakes to discontinue a line of business, there are expenses associated with the sale or closing of those related operations, which are reflected in the accounting for discontinued operations. The actual and accounting costs for discontinued operations may have an adverse effect on the financial position of the company in the period of discontinuance, which may result in an adverse market reaction and decline in our stock price.

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

Intellectual property rights are important to our business and the seed markets in China face substantial counterfeiting . We endeavor to obtain and protect our intellectual property rights where our products are produced. However, we may be unable to obtain protection for our intellectual property. Even if protection is obtained, competitors, growers or others in the chain of commerce may raise legal challenges to our rights or illegally infringe our rights, including through means that may be difficult to prevent, detect or defend. In addition, because of the rapid pace of technological change and the confidentiality of patent applications in some jurisdictions, competitors may be issued patents from applications that were unknown to us prior to issuance. These patents could reduce the value of our commercial or pipeline products or, to the extent they cover key technologies on which we have unknowingly relied, require that we obtain licenses at a financial cost to us or cease using the technology, no matter how valuable the patents may be to our business. We cannot assure you that we would be able to obtain such licenses on acceptable terms. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. There is a risk that the outcome of such potential litigation may not be in our favor. Such litigation may be costly and may divert management attention as well as consume other resources which could otherwise be devoted to our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs due to lack of this kind of insurance being available in China, and we would have to bear all costs arising from such litigation to the extent we are unable to recover such costs from other parties. The occurrence of any of the foregoing may harm our business, results of operations and financial condition.

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

Historically, we were dependent on revenues from the production and distribution of our corn seed products; after the sale of our seed production and distribution network, we may not be able to generate sufficient or any revenues from our continuing operations.

Seed production and distribution historically represented the principal source of revenues for the Company. For fiscal year ended September 30, 2017, sales and distribution of corn seed products have been reclassified to the income or loss from discontinued operations. In addition, the revenue generated from seed research and development has been and is expected to continue to be immaterial. We cannot estimate at this time if or when we will be able to generate revenue from the seed development business to be able to sustain our operations. We expect that we will have to use the sale proceeds from the sale of our production and distribution business and additional equity and borrowed capital to continue to develop our research and development business.

Failure to develop and market new products could impact the Company’s competitive position and have an adverse effect on the Company’s financial results.

The Company’s operating results will depend on our ability to renew our pipeline of new seed products and to bring those products to the market. This ability could be adversely affected by difficulties or delays in product development such as the inability to identify viable new products, greater than anticipated development costs, technical difficulties, regulatory obstacles, competition, lack of demand, insufficient intellectual property protection, or lack of market acceptance of new products and services. Due to the lengthy development process, technological challenges and intense competition, there can be no assurance that any of the products the Company is currently developing, or could begin to develop in the future, will achieve substantial commercial success. Consequently, if we are not able to fund our research and development activities and deliver new products to the markets we serve on a timely basis, our growth and operations will be harmed. In addition, sales of the Company’s new products could cannibalize sales of some of its current products, offsetting the benefit of even a successful product introduction.

If we fail to introduce and commercialize new crop seeds, we will not be able to recover research, development and cover our other costs.

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

The transactions contemplated by the Master Transaction Agreement may not be completed on the terms or timeline currently contemplated, or at all, as Origin or Beijing Shihui Agricultural Development Co. Ltd. may be unable to satisfy the conditions or obtain the approvals required to complete the transactions or such approvals may contain material restrictions or conditions.

In September 2016, we entered into a Master Transaction Agreement (“Master Agreement”), along with our controlled companies, with Beijing Shihui Agricultural Development Co. Ltd. (“Shihui”), to sell our commercial seed production and distribution assets and certain other assets in the PRC (the “Sale”). The transaction involved risks to our overall operations, including but not limited to, the failure to consummate or delay in consummating the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available to Shihui or may be delayed; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; the effect of the announcement of the proposed transaction on our relationships with our customers, operating results, and business generally; and adverse changes in general economic or market conditions. The first stage of the Sale with respect to the seed production and distribution business was completed in July 2017 and a partial of the second stage of the Sales was completed in August 31, 2107. As of September 30, 2017, we received RMB 45,400,000 in purchase price and RMB 142,000,000 of our debt was assumed. We deferred a portion of purchase price to be paid in fiscal year 2018, which included a loan to Shihui of RMB 21,000,000 on an unsecured basis. We cannot estimate when the purchase price and loan will be fully paid, if at all. Additionally, we cannot predict when the second stage of the Sale with respect to certain other assets of the Company will be completed. If the Sale cannot be completed, our results will be adversely impacted and the capital to operate our continuing business may not be available.

After the sale of the production facilities for seeds is completed, the anticipated benefits from the transactions may not be realized.

The consummation of the sale of designated seed production assets is expected to provide us with some financial resources to re-invest in its new strategic business model for and from China. Our overall objective going forward is to upgrade our research and development capabilities, develop additional Origin’s biotech traits and seed germplasm to expand our portfolio of products, and pursuing licensing in China and elsewhere in the world. We may not be able to successfully implement this business plan due to various factors, including the following:

•	we have historically generated our revenue from the corn seed production and distribution business in China. Without that segment of the revenue, our continuing operation results may be negatively impacted;

•	we currently have little presence outside of China, and in the future, we may not be able to successfully expand our biotechnology and planned genetic research and introduce our products to non-Chinese markets and obtain new customers in those markets;

•	because of the foreign exchange regulations in China, we may not be able to use the proceeds from the sale to fund foreign operations and provide necessary funding for the expansion of our foreign operations;

•	we may face additional government regulations in the new markets; and

•	we may have difficulties in achieving anticipated cost savings, business opportunities and growth prospects from the sale.

Risks relating to doing business in China

If we do not comply with PRC regulations, we may not be able to operate our business or we may be fined, both of which would adversely affect our business, operations and revenues.

The PRC has many regulations relating to the seed business, including obtaining and maintaining operating licenses and permits. Seed products must be licensed and undergo a stringent review process before they may be sold in the PRC. Environmental regulation in the future may be potentially concerned with the development, growing and use of GM seed products. Seed development companies also have requirements for their facilities, personnel and investment. We believe we currently have all the necessary licenses for our business, and that we are in compliance with the other applicable laws and regulations. If we are not in compliance, we may be fined or lose the ability to sell a particular seed or operate our business altogether. If the fines are substantial or if our ability to sell or operate is withdrawn, this will result in additional costs or the loss of revenues and could prevent us from continuing as an operating business.

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

We could face adverse tax consequences if the PRC tax authorities determine that our technical service agreements between Origin Biotechnology and the other PRC operating subsidiaries (and possibly our former subsidiaries), were not entered into based on arm’s length negotiations. If the PRC tax authorities determine that these agreements were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recorded by the operating subsidiaries, which could adversely affect us by:

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

The PRC government has in the past provided reduced taxes and subsidies and other support across the agricultural industry. For instance, the government subsidizes farmers for their seed purchases, and has increased spending on rural infrastructure. Sales of agricultural products from producers to intermediaries or to farmers are exempt from PRC Value-Added Tax (“VAT”). More recently, the government has cut back on these preferential treatments to the seed industry and farmers. In addition, subsidy policies have an adverse effect on our ability to market our products. Farmers can buy crop seeds designated as “high-quality” at subsidized prices, however, the designation of seeds as “high-quality” is at the discretion of the local government. It is possible that this policy could result in preferential treatment for local seed producers, with locally produced seeds being designated as “high-quality” while ours are not designated as such. If such preferential treatment were to occur, the price for our seeds to farmers in those provinces will be higher than the subsidized local seeds, and the sale of our seeds in that province will suffer, adversely affect our results of operations.

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiaries could materially increase our tax liabilities.

Beijing Origin is entitled to a preferential enterprise income tax rate of 15% as a result of having the qualification of a “high and new technology enterprise”.  This qualification is effective for a three-year period from Oct. 2017 and subject to an annual evaluation by the relevant government authorities in China. Additionally, Beijing Origin has recently received a “breed-produce-distribute” integrated crop seed license and is currently applying for a more favorable tax rate. The financial position of the company after the sale of our corn related production and distribution assets may cause the termination of the high and new technology enterprise qualification reapplication and cause an adverse impact on tax or tax rate.

The discontinuation of any of our preferential tax treatments could materially increase our tax obligations, and our future application for more favorable tax rate based on our “breed-produce-distribute” integrated crop seed license may not be approved.

Under China’s Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders

Under the current Enterprise Income Tax Law, or the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

However, it is unclear how tax authorities will determine tax residency based on the facts of each case. If the PRC tax authorities determine that our British Virgin Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Second, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises.

In addition to the uncertainty in how the “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

Adverse changes in political and economic policies of the PRC, including its policy of reforming its economic system, could have an adverse effect on the growth of private businesses in the PRC such as ours.

Although the PRC has been reforming its economic system to rely more on market forces to influence the deployment of economic resources, it still has strong elements of a planned economy based on governmental dictates and priorities that determine or at least influence business endeavors. We cannot predict whether or not the government will continue to encourage economic liberalization and further loosen its control over the economy and encourage private enterprise or whether it will strengthen its controls through planned industrial policy and control financial and other elements of economic condition. We also cannot predict the timing or extent of future economic policy that may be proposed. Any imposition of planned economy regulation or similar kinds of restrictions could reduce the freedom of private businesses to operate in a profitable manner, restrict inflows of capital or stifle investor willingness to participate in the PRC economy. To the extent we need additional capital; any restrictions on foreign ownership, foreign investment and repatriation of profits will hamper our ability to find capital outside of the PRC.

A return to profit repatriation controls may limit our ability to pay dividends and expand our business, and may reduce the attractiveness of investing in PRC business opportunities.

PRC law allows enterprises owned by foreign investors to remit to other countries their current account items, such as profits, dividends and bonuses earned in the PRC, and the remittance does not require prior approval by the State Administration of Foreign Exchange, or SAFE, upon the proper production of qualified commercial vouchers or legal documents as required by the regulations. However, dividend payments are subject to prior satisfaction of corporate and withholding tax obligations, corporate reserve requirements and board determined social benefit allocations. SAFE regulations generally require extensive documentation and reporting about other kinds of payments to be transmitted outside of China, some of which is burdensome and slows payments. The availability of foreign exchange assets in the banking system will also effect the ability to repatriate profits as well as provide funding for foreign operations. If there is a return to payment restrictions and reporting, the ability of a PRC company to attract investors will be reduced.

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

We currently have an outstanding Loan Note which is convertible into our ordinary shares, and an equity line financing facility, under which we can sell ordinary shares. As a result, our shareholders may experience numerical and economic dilution from the sale of the ordinary shares of the resulted Equity Line or conversion of the Loan Note.

To finance our business in North America during 2017, we issued a convertible note for an aggregate principal amount of $2,344,828 with a U.S. investor in July 2017 (the “Loan Note”), which bears interest and has various default penalties. The Loan Note, starting January 5, 2018, is converted into our ordinary shares at the lowest trading price during the 15 days prior to the conversion. As of the filing date of this report, the Loan Note holder has converted approximately $500,000 of the amount due. The Loan Note is currently in default for non-repayment of the principle when due and certain other asserted defaults. We have also entered into an equity line financing facility (the “Equity Line”) that allows us to require under certain conditions that the investor of the Loan Note purchase up to $4,500,000 worth of our ordinary shares from time to time at a per share price lower than the then market price of the shares. The maximum number of ordinary shares that may be issued under the Equity Line is 6,000,000 shares representing approximately 25% of the current number of issued and outstanding ordinary shares of the Company. To the extent the Company puts ordinary shares under the Equity Line or issues ordinary shares on conversion of the Loan Note, the additional ordinary shares will dilute the percentage ownership of the Company of the then current stockholders. Additionally, to the extent that the price of an ordinary share is sold or converted at is less than the price paid or the book value of an ordinary share at such time, there will be an economic dilution effect on the outstanding shares.

There is no assurance that we will be able to sell our ordinary shares under the Equity Line.

Although we have the right to put ordinary shares under the Equity Line up to a maximum value of $4,500,000, because there is an immediate discount of 6%, we would only be able to realize, before expenses, a maximum of $4,230,000 in proceeds if all the ordinary shares under the Equity Line are sold by the Company to the selling stockholder. Additionally, we may not be able to sell the full amount of the ordinary shares because there are a number of conditions to the put rights, including a requirement that we cannot put shares if the market price of an ordinary share is less than $.75. If we are not able to raise capital through this means, we will have to find other sources of capital to the extent necessary to supplement our revenues from our ongoing business and the proceeds from the sale of assets. If we do not have the necessary capital and income resources, we may have to adjust our business endeavors and curtail some of our restructuring and expansionary plans.

The Loan Note is potentially convertible into a large number of ordinary shares and has numerous default provisions.

The Loan Note bears interest at 8%, requires repayment premiums and requires the issuance of shares at the time of each drawdown. Additionally, the amounts due are convertible into ordinary shares at a discount rate, which may result in a substantial number of shares being issued in repayment. These shares may have to be issued at a time when it is not convenient for the Company, and may have an adverse impact on the market price of the stock in the manner of a market overhang. Additionally, the loan provisions contain many covenants and default provisions, which could cause the Company to be in default. One of the default provisions is if the market price of an ordinary share is less than $.75. If the Company is in default, the entire loan amount will be due and could be converted into ordinary shares. In its other loan arrangements that the Company has outstanding from time to time, there are cross default provisions, so the default under the Loan Note or another loan arrangement may cause all other outstanding institutional loans to be in default. There is no assurance that the Company would be able to repay any debt that is in default or renegotiate terms so that that the Company is not then in default.

The Loan Note is secured by the United States located assets of the Company.

For the Loan Note the Company pledged as security the United States based assets of the Company. The existence of a security arrangement while the Loan Note is outstanding may limit the ability of the Company, and particularly the United States based operations, to be able to borrow from other commercial and private lenders, who may be reluctant to take a second position on any assets or extend any amount as a loan. The inability to borrow funds when needed may restrict the ability of the Company to implement its business objectives or fund operations as needed or repay or renegotiate outstanding debt instruments.

Offers or availability for sale of a substantial number of our ordinary shares may cause the market price to decline.

The sale of substantial amounts of our ordinary shares in the public market, or the perception that sales could occur, may cause the market price of our stock to decline. The availability for sale of a substantial number of our ordinary shares under the Equity Line or on conversion of the Loan Note, whether or not sales have occurred or are occurring, could make it more difficult for us to raise additional financing through the sale of equity or equity-related securities in the future when needed, on acceptable terms, or at all.

A consistently active trading market for shares of our ordinary shares may not be sustained.

Historically, trading in our ordinary shares has been volatile. Generally, the market for our ordinary shares is characterized as “thinly-traded.” There have been, and may in the future be, extended periods when trading activity in our shares is minimal, as compared to a seasoned issuer with a large and steady volume of trading activity. The trading volume at a point in time, combined with the availability of stock, generally will impact the price at which our ordinary shares trade. Trading of a relatively small quantity of ordinary shares may disproportionately influence the market price of our ordinary shares. A consistently active and liquid trading market in our securities may never develop or be sustained.

Our stock price may be volatile.

The market price of our ordinary shares is likely to be highly volatile and could fluctuate widely in response to various factors, many of which are beyond our control, including the following: our ability to execute our business plan; operating results that fall below expectations; industry or regulatory developments; investor perception of our industry or our prospects; economic and other external factors; and the other risk factors as discussed below.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

Leverage and debt service obligations may adversely affect our cash flows.

We currently have short-term borrowings of approximately RMB15.0 million (US$2.26 million) and the current portion of long-term borrowings of approximately RMB35.5 million (US$5.35 million) and long-term borrowings of approximately RMB56.8 million (US$8.6 million).  The degree to which we are leveraged could, among other things:

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

In the course of preparing our consolidated financial statements for the years ended September 30, 2017, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. If we fail to implement, achieve and maintain an effective system of internal controls, we may be unable to accurately report our financial results, and investor confidence and the market price of our shares may be adversely impacted.

In the course of preparing our consolidated financial statements for the years ended September 30, 2017, a material weakness in our internal control over financial reporting was identified. The material weakness identified primarily related to the lack of sufficient qualified financial reporting and accounting personnel to properly address complex accounting issues under U.S. GAAP and timely to report and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and securities and Exchange commission financial reporting requirements, resulted from the high staff turnover rate in fiscal year 2017.

We are planning for the complete remediation of the above issue in fiscal year 2018 by seeking people with expertise in this aspect. Additionally, the existing controls and procedures will be reviewed and steps will be taken to return the financial reporting to its former efficiencies using the reviewed controls and procedures. We cannot assure you that the measures we take will be sufficient to remediate the material weakness in our internal control over financial reporting, and, if we fail to timely achieve and maintain the adequacy of our internal controls, we may continue to be unable to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares.

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

On December 20, 2004, Chardan entered into a stock purchase agreement, referred to as the Stock Purchase Agreement, with State Harvest, a company incorporated in the British Virgin Islands on October 6, 2004, and all the shareholders of State Harvest. On February 10, 2005, Chardan formed a wholly-owned subsidiary under the laws of the British Virgin Islands, under the name “Origin Agritech Limited” to effect the stock acquisition of State Harvest. Chardan merged into Origin to re-domesticate out of the United States, and immediately thereafter, Origin acquired all of the issued and outstanding stock of State Harvest.

On June 26, 2007, our common shares began trading on the Nasdaq Global Select Market, where they continue to trade. Prior to trading on that market, our common shares had been listed on the Nasdaq Global Market from November 8, 2005 to June 25, 2007.

Over the years, our strategic focus was on the corn seed distribution business and corn seed biotechnologies in China. In 2015, we announced our strategic transition from a traditional seed company to a biotechnology seed company. We have developed transgenic corn seed products including our first generation biotech product phytase traits, second generation biotech product glyphosate tolerance traits and our new technologies of stacked traits of Bt and glyphosate tolerance genes. In 2016, we completed the laboratory and field production trials for our first generation pest/weed trait. We anticipate that, our first generation weed and pest/weed traits will be incorporated into our elite corn inbred lines and into the products of leading Chinese seed industry partners preparing for future regulatory approval and commercialization.

We announced our intention to expand our business globally in 2016. We received the first transgenic corn seed export permit from China’s Government agencies, following required protocols. Our U.S. collaborator has secured an importation permit for these seeds from the United States Department of Agriculture(“USDA”). In late 2016 corn seeds containing our lead trait event and a back-up were successfully shipped from China to the US and planted in a USDA designated greenhouse. The new seeds produced in the greenhouse was tested in a collaborative trial in Iowa in the summer of 2017 and the results confirmed our field observations in China. Furthermore, corn seeds carrying our insect resistance and herbicide tolerance technologies developed in China will enter collaborative field experiments in 2018 to conduct testing required by the USDA, Environmental Protection Agency and the Food and Drug Administration.

To further shift our focus from seed production and distribution to seed biotechnologies, in September 2016, we entered into a Master Transaction Agreement, along with our controlled companies Beijing Origin Seed Limited (“Beijing Origin”), Denong Zhengcheng Seed Limited (“Denong”), Changchun Origin Seed Technology Development Limited, (“Changchun Origin”), Linze Origin Seed Limited (“Linze Origin”), with Beijing Shihui Agricultural Development Co. Ltd., a company incorporated under the Laws of the PRC (“Shihui”), to sell our commercial seed production and distribution assets and certain other assets in the PRC to Shihui(the “Sale”). In July 2017 we sold the seed production and distribution assets to Shihui at the first closing and in August 2017 we transferred the control of Zhenzhou Branch to Shihui and accordingly Zhengzhou’s assets intended to sold at the second closing were considered sold. The sales of the balance of the headquarters building in Beijing are expected to be completed in 2018. We retain our biotech research facilities and business in China. The Sale is designed to further orient Origin to a seed development company, capitalizing on its biotechnology assets and skills and to allow us to focus on strategic partnerships both within China and in other countries.

For the first closing of the Sale, Shihui should pay us a total consideration of RMB221,000,000, consisting of cash payment of RMB79,000,000 and bank loans reduction of RMB142,000,000 for the 98.58% equity ownership interest in Denong, 100% equity ownership interest in Changchun Origin and 100% equity ownership interest in Linze Origin. Upon the completion of the second closing, Shihui is expected to pay RMB 190,000,000, payable in cash after offsetting the then outstanding payables to the Buyer up to RMB150,000,000, at which time the deposit of RMB 10,000,000 (which was received in September 2016) will be released, for the 100% ownership interest in Origin Beijing Branch, which is formed as part of the Company's reorganization to hold certain designated assets and the headquarters building located in Beijing, PRC.

The management believes that the net proceeds from the Sale will help fund the Company in developing and expanding its seed research and seed development capabilities. Focusing on the seed development of the out-put traits of Phytase, input traits of herbicide tolerance and insect resistance, and native traits of germplasm and genome editing, the Company believes that it will be able to globalize its business and take advantage of partnerships and licensing opportunities in markets in international markets. The Company will continue to address the China seed market with its current products, maintain its "green pass" qualification, and pursue GM seed development, which the Chinese government is increasingly finding acceptable as an important development in its need to satisfy food security for its population.

The future focus of Origin is to become the preferred provider of seed products and seed technologies by licensing its hybrid seed products, inbred seed breeding lines, and biotech traits. The Company also plans to provide contract research and development services to other seed companies using its research platforms.

Our principal executive offices are located at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China, and our telephone number is (86-10) 5890-7588.

B.	Business Overview.

Overview

Origin Agritech Limited, along with its subsidiaries, is focused on agricultural biotechnology, operating primarily in the PRC. The seed research and development specializes in crop seed breeding and genetic improvement. Origin believes that it has built a solid capacity for breeding technologies, including marker-assisted breeding and doubled haploids technologies, which it believes, along with its rich germplasm resources, will allow it to become a global seed technology company.

We built an agricultural biotechnology research center in 2005 and have been leading the development of biotechnology among crop seed companies in China since then. We have established plant genetic engineering technology platforms, including transforming herbicide tolerance, insect resistance, nitrogen utilization efficiency, and drought stress tolerance traits into corn inbred lines. Of note, we made significant strides in developing our exclusive herbicide tolerance, insect resistance and phytase products. In November 2009, our genetically modified phytase corn received the Bio-Safety Certificate from China’s Ministry of Agriculture. This was the world’s first genetically modified phytase corn and also the first genetically modified corn seed product in China. The certificate was renewed by the Ministry of Agriculture in January 2015. We also are pursuing the approval of other GM seed products in China, including glyphosate tolerant corn and insect resistant corn. We believe we have established a substantial seed product and germplasm pipeline.

Through the subsidiary Xinjiang Origin, the Company maintains its “Green Pass” status, providing the Company with the competitive advantage of introducing new hybrid varieties to the Chinese market under an expedited government approval process.

We seek to utilize China’s emerging technology base for our future development. In particular, from time to time we enter and further develop cooperative agreements with publicly funded research institutes in China. In exchange for providing funding to these institutes, we receive rights, which are frequently exclusive rights, to market any seeds developed by these institutes. When a seed is ready to be marketed, we negotiate with the institute to establish an arrangement by which we are permitted to sell the newly developed seeds in exchange for the payment of certain fees to the institute. We believe that these cooperative agreements allow us to access new products without expending substantial costs for our own research and development.

In the first quarter of 2015, we submitted a patent application to the United States Patent and Trademark Office for our glyphosate-tolerance technologies which entered public stage in 2016. In addition, we have also applied for a patent in Brazil for similar biotechnologies. In 2016, we filed a patent application on insect resistant corn technology with Patent Cooperation Treaty (PCT), an international patent system assists applicants seeking patent protection of their inventions internationally. We also filed a patent on insect resistant corn technology in Argentina in 2016. We believe these patents will further strengthen our leading position in the genetically modified seed technologies in China and will allow us to expand our biotechnology position in the international seed market

In April 2016, we entered into a commercial licensing agreements with DuPont Pioneer, the advanced seed and genetic business of DuPont. Pursuant to the license, the Company and DuPont will jointly develop new seeds for Chinese farmers.

In 2017, our export of a corn germplasm from China to our collaboration partner, Arcadia, in California was successfully completed in compliance with all regulations and protocols.  Seed was harvested in March and April 2017 in California and was sent to Iowa for the summer 2017 growing season. Further testing will be required in 2018. Global regulatory protocols and procedures are being followed in our activities as we prepare for future submissions in the USA and other key markets.

In September 2017, Origin entered into a commercial license and collaboration agreement with KWS SAAT SE (“KWS”). KWS is a global seed company, active in the business of maize, sugar beet and cereal seed production and marketing, as well as research and development in plant breeding. The agreement is the continuation of a collaborative effort dating back to 2011 when the two companies formed an arrangement under which Origin granted rights to certain of its transgenic traits in maize to KWS and performed services on behalf of KWS relating to those traits and accompanying technologies. This 2017 agreement provides for the prolongation and extension of the collaboration between the companies covering the rights of KWS to use the traits for commercial purposes, including marketing seeds with improved performance.

Under the 2017 agreement, both companies grant to each other a non-exclusive, transferable and sub-licensable to its affiliates only, license to use the Origin transgenic traits and the KWS germplasm and resulting project material for testing, research and development with the primary aim to introgress the Origin traits into KWS germplasm and test the generated project material for agronomic performance and efficacy. The parties will develop a project plan, which will cover a budget and project details, and include testing by Origin in China under project plan protocols. KWS will provide funding according to the project plan, which plan budget will not include funding for other operations of Origin. KWS will have rights to certain information about the testing by Origin. KWS will also have testing rights outside of China, at its own cost and fulfillment of regulatory requirements. Origin also grants to KWS an exclusive, non-transferable, sub-licensable commercial license to use the Origin transgenic traits for all purposes related to the production, distribution and commercialization of the transgenic material developed under the project plan and the defined KWS varieties in China. The license terms include milestone payments subject to fulfillment of pre-conditions, including regulatory permitting, and royalty fees on sales based on quantities of seed sold that have the licensed traits. It is anticipated that royalty revenue for germplasm would not commence until fiscal year 2019, after 2018 growing season testing, and trait revenue would not commence until 2019 at the earliest, after final biotech cultivation approvals by the Chinese government are obtained. Notwithstanding these predictions, there can be no assurance given that Origin will generate any significant revenues from the license arrangements or that they will commence as anticipated.

The Company has arrangements with a number of leading academic institutions in the PRC, including the Chinese Academy of Agricultural Sciences. Genes for three new trait leads for multiple insect resistances have been accessed from the leading discovery laboratory in China. These will provide Origin with candidates for next generation insect control seeds for a broad array of insect pests.  This pipeline enrichment will be evaluated extensively in the coming summer months. Multiple modes of action against the most serious insect pests is critical to ensuring effective protection and insect resistance management.

Five product registrations were granted as of September 30, 2017 for Origin’s elite corn hybrids utilizing the “green channel” system, which is a critical requirement towards an effective licensing business in China with our partners.

Research and Development

Developments in the science of genetics have allowed seed producers to create entirely new products. Compared with conventional varieties, the obvious advantages of these new products, known as GM products, are higher yield, better quality and increased insect-resistance and herbicide tolerance. Farmers plant GM varieties to save time and cost, while also reducing field labor. GM corn, soybean and cotton have been widely used in the United States and many other countries to guard against insect damage and to increase yield. Since receiving the Chinese government approval in 1997, cotton that has been genetically modified to guard against damage from borer insects and is now widely planted and accepted in China. The Chinese market has widely accepted GM cotton and the PRC Ministry of Agriculture has approved GM corn and rice traits in biosafety evaluations. The government also is encouraging of GM crops, generally, although it faces a low level of public acceptance. We believe that GM food crop seeds in time will be approved by the PRC Ministry of Agriculture for production and sale and will be accepted in the Chinese market over time.

Utilizing our existing hybrid seed product line, the Company seeks to further increase crop yield and produce higher quality seeds with the addition of GM traits. We commenced our own biotechnology research program in early 2000’s with a goal of having technology in place to produce GM products when demand for these products is sufficiently high. In 2005, we built an internal research and development center in China for GM crop seeds. Our key focus is biotechnology for GM varieties of corn. We currently employ people who are primarily engaged in genetic transformation, molecular biomarker testing and genetic mapping activities. Our development efforts go beyond our internal biotechnology center, as this unit serves as a central hub to connect with other research facilities in other parts of China. We are collaborating with the China Agricultural University, Zhejiang University and China Academy of Agriculture Science in the field of biotechnology. These cooperative arrangements help enhance our research capabilities and will help enable us to develop and commercialize our products. We have established several plant genetic engineering technology platforms, which incorporate increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. The GM traits and products we are working on now include increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance in corn. We developed phytase GM corn, the first genetically modified corn seed product in China. Notwithstanding our obtaining the Bio-Safety Certificate from the Chinese government, there can be no assurance that GM products generally will be approved in China, and we expect that the introduction and acceptance of GM products will be cautious.

In addition to biotechnology, our internal research and development also invests considerable effort in the conventional breeding of hybrid. In August 2016, we hired a new Chief Technology Officer, Dr. Jihong Liang, to direct our global biotechnology and plant genetic research, and to coordinate and accelerate external collaborations with private, academic and governmental partners to further develop our technologies, traits and seed products. In order to maintain our position as a quality producer of advanced products and develop new seed products through our biotechnology programs, we plan to invest substantially in our research and development activities.

The Company has received government funding for research and development activities. Such funding was received in the fiscal years of 2015, 2016 and 2017 in the amounts of RMB7.08 million, RMB10.37 million and RMB4.04 million (US$0.6 million) respectively.

Intellectual Property

Our intellectual property includes trademarks and patents relating to our seed products. Substantially all of the intellectual property has been registered for IP protection in China (or is the subject of a pending application). We believe that our intellectual property is crucial to our business, and bears directly on our ability to generate revenues.

We currently have nineteen Chinese patents registered with the State Intellectual Property Office (“SIPO”) of various countries. Among these nineteen patents, fourteen domestic patents in China, one in each of US, Brazil and Argentina, and two PCT patent are related to the biotechnology corn seed. Also, we have applied for one additional patents in the field of our biotechnology corn seed in 2017, and the applications have been accepted and are now being reviewed by SIPO.

In addition, we currently have thirty-one Chinese trademarks registered with the Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”).

In addition to the domestic patents and patent applications, we have filed patent application outside of China. During the first quarter of fiscal year 2015, we submitted a patent application to the United States Patent and Trademark Office for our glyphosate-tolerance technologies which entered public stage in 2016. In addition, we have also applied for a patent in Brazil for similar biotechnologies. In 2016 we filed a patent application on insect resistant corn technology with Patent Cooperation Treaty (PCT), an international patent system assists applicants seeking patent protection of their inventions internationally. We also file a patent on insect resistant corn technology in Argentina in 2016. We file one new patent in china in 2017 relating to the method of detection of origin’s transgenic event that is insect resistant and herbicide tolerant. We believe these patents will strengthen further our leading position in the genetically modified seed technologies in China and will allow us to expand our biotechnology position in the international seed market.

As of September 2017, we had twenty-six proprietary corn seed products.

Out-Bound Licensed Products

We have entered into licenses to co-develop seeds with other entities and sell our developed seed to third party distributions. We entered into two commercial licensing agreements with DuPont Pioneer, the advanced seed and genetic business of DuPont, in April 2016 and January 2017. Pursuant to the April license, we and DuPont will jointly develop new seeds for Chinese farmers, and pursuant to the January license, we may gain access to non-GM corn seed products and bring such products into Origin’s North America non-GM/Organic business. This opportunity will be further exploited when the business condition becomes feasible and beneficial.

In September 2017, Origin entered into a commercial license and collaboration agreement with KWS SAAT SE (“KWS”). KWS is a global seed company, active in the business of maize, sugar beet and cereal seed production and marketing, as well as research and development in plant breeding. The agreement is the continuation of a collaborative effort dating back to 2011 when the two companies formed an arrangement under which Origin granted rights to certain of its transgenic traits in maize to KWS and performed services on behalf of KWS relating to those traits and accompanying technologies. This 2017 agreement provides for the prolongation and extension of the collaboration between the companies covering the rights of KWS to use the traits for commercial purposes, including marketing seeds with improved performance.

Under the 2017 agreement, both companies grant to each other a non-exclusive, transferable and sub-licensable to its affiliates only, license to use the Origin transgenic traits and the KWS germplasm and resulting project material for testing, research and development with the primary aim to introgress the Origin traits into KWS germplasm and test the generated project material for agronomic performance and efficacy. The parties will develop a project plan, which will cover a budget and project details, and include testing by Origin in China under project plan protocols. KWS will provide funding according to the project plan, which plan budget will not include funding for other operations of Origin. KWS will have rights to certain information about the testing by Origin. KWS will also have testing rights outside of China, at its own cost and fulfillment of regulatory requirements. Origin also grants to KWS an exclusive, non-transferable, sub-licensable commercial license to use the Origin transgenic traits for all purposes related to the production, distribution and commercialization of the transgenic material developed under the project plan and the defined KWS varieties in China. The license terms include milestone payments subject to fulfillment of pre-conditions, including regulatory permitting, and royalty fees on sales based on quantities of seed sold that have the licensed traits. It is anticipated that royalty revenue for germplasm would not commence until fiscal year 2019, after 2018 growing season testing, and trait revenue would not commence until 2019 at the earliest, after final biotech cultivation approvals by the Chinese government are obtained. Notwithstanding these predictions, there can be no assurance given that Origin will generate any significant revenues from the license arrangements or that they will commence as anticipated.

Licensed Seed Products

We signed research agreements with domestic seed companies to incorporate Origin biotech traits into their leading seed varieties in a similar relationship as we have developed with the multinational seed companies. The process is generally planned in two steps: first to introgress the traits into partners parental lines and conduct field tests to confirm efficacy; once the results are confirmed and meet the expectations, then we enter into the second step which involves negotiation of a commercial agreement to define rights and benefit sharing.

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

Competition

We face competition at three primary levels, including large Chinese companies, small local seed companies, and large multinational hybrid and GM seed producers. Currently, we believe that we can compete effectively with each of these competitors and that we can continue to do so in the future. We also face competition from counterfeiting of corn seeds, which has become an increasing problem in China.

While there are several Chinese seed companies that control approximately 25% of the corn seed market of China, we believe we possess a very competitive technology base, including the capability to develop and commercialize genetically modified seeds. However, there is little public information in this regard and, as a result, other companies’ internal research pipelines remain unclear. Much of the genetically-modified product research remains at the academic level. The majority of the largest crop seed companies have been in existence for considerably longer periods of time than we have, and though they have sophisticated breeding techniques, are somewhat entrenched in their ways. Some of these larger entities are evolved state owned enterprises and some stayed as state-owned entities. We compete within this group on the basis of our consistent product quality, brand identity, customer and technical support, enforcement of our intellectual property rights and a pipeline of proprietary products.

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

The majority of these local companies lack the scale and the resources to compete with us in a number of ways. They lack access to the improved, proprietary hybrids. For the most part they do not have research and development programs for new seeds, effective marketing, advertising, technical support or customer service operations

We also face competition from the large multinational companies, including Pioneer (DuPont), Monsanto and Syngenta. These companies present a formidable competitive threat because of their financial resources, the high quality of their seed products, and biotechnological capabilities. These companies will present significant competition in the international market context. However, the unique aspects of the Chinese crop seed market, which distinguishes it from the markets in Western countries, have proven a hurdle for market success for these very large companies, even though they have come to the China market through joint ventures formed with existing Chinese seed companies.

These multinationals rely heavily on GM seed products in the non-PRC markets. GM seed products have only begun to be accepted in China and has been relatively limited, and the extent of future acceptance is not yet determinable. To date, phytase corn and Bt Rice are the only genetically modified major food crop seed products that have received safety certificates, and they have yet to obtain approval for commercial seed sales in China. The limited GM technology approval therefore currently limits their competitive advantage. Should GM seed products become approved by the government on a larger scale and begin to gain broader acceptance in the market, as we expect they will in the future, the large biotech companies will become more serious competitors.

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

PRC Seed Law and Other Relevant Regulations

Participation in the crop seed business is a highly regulated activity in the PRC. In July 2000, China enacted its Seed Law, which became effective on December 1, 2000 (the “Seed Law”). The Seed Law was amended in August 2004, September 2011 and November 2015. The latest revision to the Seed Law amendment became effective on January 1, 2016 (the “Revised Law”). The Seed Law sets forth provisions concerning the development, approval, production and distribution of crop seeds.

Seed Production and Operation License

The Revised Law combined the seed production license and distribution license regimes into one Seed Production and Operation License (“SP&O License”). An SP&O License can be obtained at either the provincial level or the national level. Depends on the variety of seeds the licensee is seeking to produce, the license application requires minimum facility size with respect to office space, laboratory space, breeding space, and storage space; minimum equipment and machinery specifications; minimum number of technical personnel on-site; and minimum number of registered seed breed being produced.

Seed Registration Process

In September 2012, the Ministry of Agriculture issued the first group of Breed-Produce-Distribute Vertically-Integrated Crop Seed Distribution Licenses (BPDVI License) based on new administrative measures. Beijing Origin was included as a licensee among the first 32 crop seed companies that received the BPDVI License.

Many types of seeds must undergo a stringent regulatory review before they may be sold in China. Prior to 2016, 28 types of seeds were subject to approval requirements before being sold in China. The Revised Law has reduced the seed types that need pre-sale approval from 28 to 5 major seeds that now are rice, corn, wheat, soybean and cotton seeds. The reduction is intended to incentivize seed research innovation and guarantee China's food security. Producers for seeds other than the abovementioned five major ones will only need to register their products with the regulators under the Revised Law.

Seed approval can be applied at the provincial level and/or the national level. Under the Revised Law, seeds that have been approved in one province can be distributed in other provinces that share a similar ecological region, as long as the approved seeds register with the relevant agricultural department in those provinces. An approval at the national level means the approved seed can be distributed nationwide.

The approval process requires the applicant to submit the application to the provincial variety authorization committee and/or the national variety authorization committee. The seed must have undergone two growing seasons of monitored growth in at least five different locations in a province (depending on the type of seed, some seeds may require monitored growth in up to 20 different locations in the province). These tests are conducted and administered by the government designated institutes, the number of products one Company may submit for testing is usually limited to a small number due to testing capacity limitation. Seeds submitted for testing are planted together with control seeds that are typically the most popular seeds with farmers in the testing locations. Only seeds that have an increased yield of 8% or higher versus the control seeds and that rank among the top six seeds then being tested are cleared to proceed to the second year of testing, during which the results of the initial test season must be confirmed .

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

The ability to process an application for approval is an important element of success, especially in view of the long timeframe associated with obtaining approval after the seed has been developed. Failures and delays in getting the approvals on a timely basis can seriously disrupt the production company’s seed production plan. A minimum of six years – three years to obtain approval and three years to develop the first crop of seed for commercial distribution – generally is required to bring a seed to the market after it has been developed. Because of our extensive network of seed-producing farmers, we have consistently been able to bring new products to the market within a short period of time. Other seed companies often take an additional season or more to bring an approved product to the market, which can be a significant disadvantage for other companies.

As of the September 30, 2017, we have twenty six registered breeds of seeds.

GMO Safety Regulations

The Chinese government published Regulations on Administration of Agricultural Genetically Modified Organisms Safety in December 2011 and the regulations were updated in October 2017 (the “GMO Regulations”). The GMO Regulations govern the research, experiment, production, processing, marketing, import and export of agricultural genetically modified organisms (“GMO”) in China. The GMO Regulations classified agricultural genetically modified organisms, or GMO, into Classes I, II, III and IV according to the extent of their risks to human beings, animals, plants, microorganisms and the ecological environment. The principal difference among the classes is the reporting obligation to the relevant agricultural administration. The testing of agricultural GMO will normally go through three stages, i.e. restricted field testing, enlarged field testing and productive testing. Depending on the classification of the GMO, the GMO research entity will differing levels of reporting obligation to the agricultural administrative department of the State Council (“Ministry of Agriculture”) prior to the commencement of the testing and when the GMO advances from one testing stage to the next testing stage. After the completion of productive testing, the GMO research entity may make an application to the Ministry of Agriculture Department for a safety certificate of the tested GMO. Our products are generally classified as Class I. As of September 30, 2017, the Company has received safety certificate for its phytase corn products. Two of our products are in the Biosafety certification application stage.

A production license from the Ministry of Agriculture is required for the production of GMO seeds (the “GMO License”). To obtain a GMO License, the business must obtain a safety certificate of agricultural GMO and passed variety examination, plant and breed in the designated areas, adopt appropriate safety administration and precautionary measures and comply with other conditions provided for by the Agricultural Department. We are in the process of applying for GMO Biosafety certificate as application were submitted in November 2017.

International Expansion of Our Biotechnology Business

Although we continue to consider expanding our biotechnology business internationally, expansion into markets where we have little experience and brand acknowledgement will be difficult and may be unsuccessful. There can be no assurance that we will achieve any level of international expansion or that it will generally start earning revenues. Currently our expansionary plans are limited and will be dependent on having sufficient capital to establish and sustain operations in other jurisdictions.

The GM corn seed varieties need to be improved and altered over time to maintain efficacy of the traits and quality of the seeds because of variable weather and soil conditions, farming practices and changing resistance of weeds and insects to herbicides and pesticides. It appears, however, that farmers, when faced with changing conditions for, or growing resistance to pests and weeds to the benefits of, one variety of GM seeds, tend to stay with GM products changing over to new varieties, rather than abandoning GM products. We believe that this character of the GM corn seeds and the farmer’s behavior give us an opportunity to introduce our double stacked products into other markets. We also believe that the North American markets are more receptive to GM products, and the governments and farmers are more willing to promote and use GM seeds.

Entry into international markets will take substantial time and economic resources. For example, GM products in the United States are regulated under health, safety, and environmental legislation, mostly at the federal level under the Coordinated Framework for Regulation of Biotechnology. United States regulation focuses on the nature of the product rather than the process in which they are produced. Plant GM products are regulated by the United States Department of Agriculture’s Animal and Plant Health Inspection Service under the Plant Protection Act. GM products in food, drugs and biological products are regulated by the Food and Drug Administration under the Federal Food, Drug and Cosmetic Act and the Public Health Service Act. GM products that have pesticide and microorganism qualities are regulated by the Environmental Protection Agency pursuant to the Federal Insecticide, Fungicide and Rodenticide Act and the Toxic Substances Control Act. The importation of GM plants are regulated under the Plant Protection Act, which can be used to prohibit or restrict the importation, entry, exploitation and movement in interstate commerce of any plant that may result in the introduction of plant pests and noxious weeks within the United States. GM plants are considered potential plant pests, and therefore are subject to a notification process, permitting process and determination of non-regulated status before entry into the United States market.

Additionally, some states in the United States separately are establishing regulation with respect to GM plants. These regulations take a number of forms, including banning the planting and cultivating of GM plants, labeling requirements and permitting requirements. We may have to meet these requirements depending on the anticipated markets for our products.

We are currently exploring various strategies in connection with the introduction of our products into the United States market and other markets. Our products have no market presence in any of these markets at this time. We will need to establish our brand reputation and introduce our products to farmers via marketing and distribution networks. We may need to enter into licensing arrangements and/or arrangements with local distributors, independent retailers and dealers, and agricultural cooperatives and agents to market our brand and our products in different regions. We also will have to establish production facilities to the extent that we need to produce seeds to meet demand. We believe our products are highly valuable in the United States GM corn seed market and will attract the local distributors’ interests.

The international markets are highly competitive. In the United States, for example, it is estimated that Monsanto Company and E.I. DuPont de Nemours Inc. (Pioneer) dominate the corn seed market in the United States, with about 70% of the market. It is estimated that independent seed producers only have about 11% of the market. We believe that we will have to compete based on many different aspects of a market, including seed traits, overall seed quality, customer acceptance and service, and value added technology. Additionally, our ability to compete will be impacted by shifts in acreage planted with corn, commodity price changes, and weather conditions and planting practices. Our competitive position will also be affected by government farm subsidies and government programs that favor certain crops and seeds such as those that encourage and subsidize GM seeds to be used in marginal lands and draught prone areas.

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

Based on the foregoing, we conduct our seed development activities under Beijing Origin, which is a domestic company and not a FIE.

Tax

Origin and State Harvest are both tax-exempted companies organized in the British Virgin Islands.

Our PRC Operating Companies are organized in the PRC and governed by PRC laws. PRC enterprise income tax, or EIT, is calculated based on taxable income determined under PRC accounting principles.  Under the New EIT law, effective January 1, 2008, FIEs and domestic companies are now subject to a uniform EIT rate of 25% and the tax exemption, reduction and preferential treatments which were applicable only to FIEs were ended. However, any enterprises established before the promulgation of the New EIT law in 2008 that were entitled to preferential tax treatments for a fixed period continued to be entitled to such preferential tax treatment until the expiration of those periods.

The applicable tax rate under new EIT law to Beijing Origin is 15% since January 1, 2008, because Beijing Origin has been approved as new technology enterprises and enjoys the reduced New EIT rate of 15%. Our other operating companies are subject to the New EIT at a uniform rate of 25%. The preferential treatment of high and new technology enterprise or HNTE, is subject to a reapplication every three-year period. The financial position of the Company after the sale of our corn related production and distribution assets may cause the termination of the HNTE qualification or restrict reapplication for that status, in which event there would be an adverse impact on our tax obligations and tax rate.

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

Dividend Distribution

Under PRC law, FIEs in China, including Origin Agritech may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as cash dividends. The Board of Directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds which may not be distributed to equity owners except in the event of liquidation. The amount set aside as of September 30, 2016 and 2017 were RMB24,789 and RMB20,848, respectively. We are currently in compliance with all applicable PRC laws and regulations relating to our business.

Discontinued Operations

In September 2017, we sold our seed production and distribution business to Beijing Shihui Agricultural Development Co. Ltd. pursuant to a Master Transaction Agreement. The first stage of the sale was completed on July 31, 2017 pursuant to which we sold our production, processing and distribution services, production and processing centers and marketing centers to Shihui. For additional information, please refer to Note 4 - Discontinued Operations in our consolidated financial statements.

C.	Organizational structure.

Origin Agritech is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC Operating Companies. The following diagram illustrates our current organizational structure as of September 30, 2017, taking into account the Sale transaction that was completed in September 2017, but not any reorganization and asset sales transactions after September 30, 2017.

(1)	We do not have any ownership interest in Beijing Origin, Henan Origin, and Xinjiang Origin, rather, through State Harvest, we have entered into a series of stock consignment agreements with their respective shareholders which provides us control of Beijing Origin and its subsidiaries.

 The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest as of October 1, 2017, after the sale to Shihui:

	Place of incorporation	Percentage
Name	(or establishment)/operation	of ownership

State Harvest	British Virgin Islands	100% owned by Origin

Origin USA	Des Moines, Iowa, USA	100% owned by Origin (operations suspended)

Origin Biotechnology	Haidian District, Beijing, PRC	100% owned by State Harvest

Beijing Origin	Haidian District, Beijing, PRC	97.96% controlled by State Harvest

Henan Origin	Zhengzhou, Henan Province, PRC	92.04% owned by Beijing Origin

Xinjiang Origin	Jinbo City, Xinjiang Province, PRC	51% owned by Beijing Origin

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

To gain control over the PRC Operating Companies (other than Origin Biotechnology, which is not subject to the 49% ownership restriction and which State Harvest entirely owns), State Harvest entered into a series of stock consignment agreements with shareholders of those companies or, the parent of those entities. These agreements consign all of the rights of ownership of the shares involved other than legal title, effectively transferring the control of the shares subject to the agreements. Those rights include the right to manage in all respects the shares held in title by the shareholders that are parties to them, including all shareholder rights to call meetings of shareholders, to submit shareholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a shareholder in respect of the shares consigned. More specifically, the consignment agreements include giving the right to select, replace and increase the number of the directors and supervisors, recommend new directors and supervisory personnel and to exercise management rights, controlling rights and decision-making power over the shares of the subject company. Additionally, the shares of the PRC operating companies are pledged.

Each title holder of these shares has agreed not to interfere with the consignee’s exercise of its rights and to cooperate fully and promptly to permit them to exercise its authority over the consigned shares. This includes all limitations on the ability of the consignee to transfer or dispose of the shares to someone other than to the consignee, give guarantees using the shares, consign the shares to another, alter the ownership proportion in any way, dispose of any rights in the ownership of the shares, and agree to any debt or restructuring of the shares. The consignee has the right to take all action in respect of the consigned shares to avoid any damage or infringement of its rights, including in the event of the consigning shareholder’s bankruptcy. The consignee, under the agreements, has virtually all of the property rights of the consigned shares, including the profits, interests, dividends, bonuses and residual assets, except for legal title. If in the future any stock subject to the consignment agreements can be legally transferred, then, without further action by the consignee, it shall be transferred to the consignee in whole or in part for no additional consideration to the consigning shareholder.

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

In the event that the consignment agreement is not enforced or is terminated because of a breach by the consignee that is not cured, the right to the underlying stock would be lost and the economic rights would be terminated. However, such a termination would not terminate the separate agreements entered into by Beijing Origin and Henan Origin to transfer technology from those companies to Origin Biotechnology, so even in the event of a termination of a consignment agreement, the consignee would continue to own the applicable PRC entity’s technology and intellectual property through Origin Biotechnology, its wholly owned subsidiary (see “Technical Service Agreements” below). Also, the termination of one shareholder’s consignment agreement does not cause the termination of any of the other consignment agreements, so it would only result in a reduction in consigned shares under the consignee’s control.

The following is a table of the parties to the consignment agreements of the Company:

PRC Operating Company	Consigning Owner	% of Shares Consigned
Beijing Origin	Gengchen Han	34.40%
	Yasheng Yang	28.68%
	Liang Yuan	25.80%
	Yuping Zhao	3.99%
	Weidong Zhang	3.13%
	Weicheng Chen	1.96%
		97.96%

Henan Origin	Beijing Origin	92.04%
	Yingli Zhang	4.08%
	Yasheng Yang	3.88%
		100.00%

Technical Service Agreements

All of the intellectual property rights of the Company are held by Origin Biotechnology pursuant to technical service agreements dated December 25, 2004. The purpose of this arrangement was to permit better management and licensing of the intellectual property that the three assignors developed. Under the technical service agreements, Origin Biotechnology will provide technical research and production and distribution services to the other PRC operating companies. These services include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds, and are to be charged on the sales of certain seed products in each fiscal year. These agreements are considered intra-company transactions.

Master Transaction Agreement

In September 2016, Origin entered into a Master Transaction Agreement to sell its seed production and distribution business to Beijing Shihui Agricultural Development Co. Ltd. (“Shihui”). The first closing of the sales and a portion of the second closing were completed as of September 30, 2017. The remaining of the second closing is expected to be sold in 2018. By separate agreement, after the second closing, it is the intention of the parties that Shihui will enter into license arrangements to pay Beijing Origin a royalty for the present and future seed portfolio and a technology access fee for the research and development effort that Beijing Origin will provide going forward in the areas of product discovery and development, hybrid registration, trait integration and intellectual property protection.

For the first closing of the Sale, Shihui should pay us a total consideration of RMB221,000,000, consisting of cash payment of RMB79,000,000 and bank loans reduction of RMB142,000,000 for the 98.58% equity ownership interest in Denong, 100% equity ownership interest in Changchun Origin and 100% equity ownership interest in Linze Origin. Upon the completion of the second closing, Shihui is expected to pay RMB 190,000,000, payable in cash after offsetting the then outstanding payables to the Buyer up to RMB150,000,000, at which time the deposit of RMB 10,000,000 (which was received in September 2016) will be released, for the 100% ownership interest in Origin Beijing Branch, which is formed as part of the Company's reorganization to hold certain designated assets and the headquarters building located in Beijing, PRC.

Shihui and Beijing Origin is going to negotiate separate license agreements regarding Shihui’s continued use of the trademarks and trade names owned by Beijing Origin and licensing designated seeds developed by Beijing Origin or Beijing Biotechnology.

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

Our principal executive offices are located in the Changping District in Beijing where we own approximately 10,320 square meters of office space, and the right to use approximately 19,250 square meters of land. The land uses right, and the property, plant, and equipment of our headquarters in Beijing currently secures a four-year finance lease of RMB78 million. The lease program is with Beijing Agriculture investment. The office building in Beijing is expected to be sold to Shihui at the second closing of the Sale.

We own or lease manufacturing facilities, laboratories, seed production and other agricultural facilities, office space, warehouses, research stations and breeding centers in various locations in China. The leased facilities are rented at regular commercial rates, and management believes other facilities are available at competitive rates should it be required to change locations or add facilities.

From 2015 to date, our capital expenditures consisted primarily of construction and purchase of plant and equipment, which are located in the PRC and financed mainly by bank borrowing. The table below sets forth the amount of our capital expenditures for the periods shown:

For the year ended September 30,	For the year ended September 30,	For the year ended September 30,	For the year ended September 30,
2015	2016	2017	2017
RMB	RMB	RMB	USD
20.36 million	16.96 million	-	-

We believe that our existing facilities are adequate to conduct our current and foreseeable future business operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Corporate Strategies Origin started as a hybrid corn seed company in 1997 as the first private seed company in China. With the success in and strong cash flow from the hybrid corn seed business, Origin started its seed biotechnology research in early 2000’s and established Origin Life Science Center in 2005. The Company has since focused on the seed biotech product development and funded the biotech research and development with its free cash flow from the traditional hybrid seed business.

After more than 10 years of seed biotech development, the Company is now re-orienting itself as a biotech company, primarily focused on its GMO (Genetically Modified Organism) technologies and product pipelines that are waiting to be commercialized. In 2017, it took action to sell the majority of its seed production and distribution assets. The Company plans on selling additional production and distribution assets in fiscal 2018. As a result of the sale of assets, the Company will continue to serve the China market and will seek opportunities in international markets with its GMO product pipelines represented by its first generation trait phytase transgenic corn, first generation weed (herbicide tolerance) management corn seed, and its first generation weed/pest stacked traits of herbicide tolerance and insect resistance. The Company also has built a capacity for breeding technologies, including marker-assisted breeding and doubled haploids technologies.

Biotechnology Progress

While we continue to advance our GMO product pipelines with phytase traits and glyphosate tolerance technologies, the most significant progress made in the last several years is in the new biotech pipelines of stack traits of insect resistance and herbicide tolerance. 2017 marks the sixth year that our double stacked products of Bt and glyphosate tolerance genes were tested in the field against the technologies currently used in the global market. Additionally, we have started to build triple stacked traits of Bt and herbicide tolerance genes.

In 2016, Origin completed the laboratory and field production trials for its first generation PEST/WEED trait. In these trials, molecular characteristics, field efficacy, environmental safety and food safety were thoroughly evaluated and the results met critical biosafety regulation standards. Dossiers summarizing the laboratory and field-test studies internal to Origin and in collaboration with third party research labs were submitted in November 2016 to request Phase 5 Safety Certificate approval. In 2017 we conducted more tests following the feedback from the National Committee of Biosafety. Optimized and complete regulatory dossiers were re-submitted in November 2017 to request Safety Certificate approval. Origin’s first generation WEED and PEST/WEED traits have been incorporated into the elite corn inbred lines of Origin and into the products of leading Chinese seed industry partners preparing for future regulatory approval and commercialization.

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

Corn seeds carrying Origin’s insect resistance and herbicide tolerance technologies developed in China entered collaborative field experiments in the summer of 2017 to confirm efficacy of the traits.

Based on our successful development in biotech seed products, we have continued to take steps to secure our biotechnologies intellectual property protections. We believe these patents will strengthen our position in the genetically modified seed technologies and will allow us to maintain our leading position in China and enter the global biotech traits market.

Overall Analysis

On September 26, 2016, we entered into an Master Transaction Agreement with Beijing Shihui, a related party being controlled by close family members of our Chairman, formerly known as Beijing Shihui Agricultural Ltd., under which the Buyer agreed to purchase the corn seed production and distribution assets, the office building in Beijing, PRC, and generally the business of commercial corn seed production and sales operated by us.

The assets and liabilities of the entities that were sold and to be sold have been reclassified as “assets of discontinued operations” and “liabilities of discontinued operations” within current and non-current assets and liabilities, respectively, on the consolidated balance sheets as of September 30, 2016 and 2017. The results of operations of the entities or assets that were sold and to be sold have been reclassified to “net income (loss) from discontinued operations” in the consolidated statements of income and comprehensive income for the years ended September 30, 2015, 2016 and 2017. We will mainly discuss the continuing business in the following paragraphs.

For the fiscal year ended September 30, 2017, no revenue was recorded from continuing operation, however for the fiscal year ended September 30, 2016, we recorded revenue of RMB0.5 million primarily due to fees for services from the Company’s collaborators.

Operating expenses from continuing operation for the fiscal year ended September 30, 2017 were RMB68.6million (US$10.3 million), representing an increase of 5.8% from RMB64.8 million in the fiscal year 2016. General and administrative expenses for the fiscal year ended September 30, 2017 were RMB34.9million (US$5.3 million), an increase of 9.8% from RMB31.8 million year-over-year mainly due to the increasing expense in US subsidiary.

Net loss from continuing operation for the fiscal year ended September 30, 2017 was RMB76.1 million (US$11.5 million), remained stable to compared with operating loss of RMB71.9 million in fiscal year 2016.

Net loss from discontinued operations for the fiscal year ended September 30, 2017 was RMB30.1 million (US$4.5 million), compared to net loss of RMB5.0 million in fiscal year 2016.

Net loss attributable to Origin for the fiscal year ended September 30, 2017 was RMB75.7million (US$11.4 million) compared to the net loss of RMB65.6 million for the fiscal year ended September 30, 2016.

Net loss per share was RMB(3.24) or US$(0.49) for the fiscal year 2017, compared with net loss per share of RMB(2.87) in fiscal year 2016.

As of September 30, 2017, and 2016, we had approximately RMB3.2 million (US$0.5 million) and RMB3.6 million, respectively, in cash and cash equivalents of continuing operations. Total borrowings of continuing operations as of September 30, 2017 and 2016 were RMB107.3 million (US$16.2 million) and RMB152.1 million, respectively. During fiscal year 2017, net cash used in operating activities was RMB120.2 million (US$18.1 million) compared with net cash provided by RMB47.9 million for the fiscal year ended September 30, 2016. Net cash provided by investing activities was RMB29.5 million (US$4.5 million) for the fiscal year ended September 30, 2017 compared with net cash used in investing activities of RMB6.5 million for the fiscal year ended September 30, 2016. Net cash provided by financing activities was RMB47.0 million (US$7.1 million) for the fiscal year ended September 30, 2017 compared with net cash used in financing activities of RMB48.8 million for the fiscal year ended September 30, 2016.

Research and Development Activities

Origin was built on its research and development platform and we believe a commitment to research and development is essential to the growth of the Company, particularly as we orientate our operations to biotechnology. During fiscal year 2017, we continue to make significant progress both in our conventional hybrid crop seed development programs and biotechnology research and development activities.

Key developments for Origin’s GM corn seeds:

Phytase: Four commercial hybrids with phytase traits have completed a number of variety production tests. These varieties with phytase traits have been submitted to the Chinese government (the Ministry of Agriculture) to obtain variety safety certificates. We are waiting for the final approval from the Chinese government.

Glyphosate Tolerance: One GM glyphosate tolerance event (the unique DNA recombination event that took place in one plant cell) completed a third year Phase 4 – Production Test and the summary of test results has been submitted to the MOA for the Phase 5 – Safety Certificate.

Glyphosate(G2) Tolerance insect resistance (Bt): The double stacked traits of insect resistance and glyphosate tolerance genes have completed the second year Production Test (Phase 4). The lab and field tests conducted internally and in collaborations with 3rd party research institutes and universities that are certified by MOA showed consistently positive performance same as that we have observed in the tests of previous years. The molecular characteristics, field efficacy of insect resistance and herbicide tolerance traits, agronomic performance, environmental safety, food safety of the transgenic event were thoroughly evaluated. These results meet the standards of the government GM regulations. The summary of these results has been submitted to MOA for safety certificate (phase 5).

Triple Stacked Traits: Stacked triple and quadruple traits of insect resistance and herbicide tolerance genes with different resistance mechanisms have been under intermediate testing. These traits are expected to increase herbicide tolerance and expand the insecticidal spectrum and durability. More than 3,000 events of the stacked traits were screened in a greenhouse environment of Phase 1-Laboratory Research. More events will be generated to meet the high standard of efficacies.

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

During fiscal year 2017, the third year under the new Green Pass Test System, we had more than eighteen tests going through different stages of the testing stages. As the results of multiyear testing, we received five registration approval for three of our new varieties. During the fiscal years 2014 to 2017, we received a total of twenty two approvals for our corn seed hybrid products.

Hybrid Corn Seed Registration and Approval table

					Registration
	Pre-Registration	Registration	Registration		Trial 2 +
Year	Trial	Trial 1	Trial 2	Field Demo	Field Demo	Approved

2011	72	16	5	5	4	0
2012	33	18	5	5	3	3
2013	44	12	3	6	2	7
2014	18	6	3	5	3	8
2015	13	27	4	3	N/A	7
2016	9	13	6	5	3	2
2017	1	28	6	4	6	5

Note: One variety may be tested for more than one ecological zone, therefore one variety may receive more than one approval, e.g. in 2017, we received five approvals for three varieties.

Research and Development Outlook

With the continued growth of the Chinese economy, demand for higher levels of food production and agricultural products have increased substantially, and we expect that this demand will continue. This demand is being driven by several factors: by consumer desire for high-quality food products, increasing usage of agricultural products as bio-fuels, and dwindling arable land. The Chinese central government has taken a series of measures to deal with these issues. One of the approaches has been the approval of GM plant varieties. Compared with conventional varieties, the advantages of GM varieties include higher yield, higher quality and increased disease and weed resistance. Farmers plant GM varieties to save time and cost, while reducing the amount of field work. GM corn, soybean, and cotton have been widely used in the United States and in many other developed countries to guard against insect damage and to increase crop yields. A 10% to 15% increase in crop yields with the successful application of biotechnology has been routinely reported by Monsanto and Syngenta. According to the International services for the Acquisition of Agri - biotech Applications, the planted area for GM crops increased from 160,000 hectares in 1996 to about 185.1 million hectares in 2016 world wide. Since receiving approval from the Chinese government, cotton has been genetically modified to guard against damage from insects, such as the borer, and these varieties are now widely planted throughout China. GM cotton is widely accepted in the Chinese market. The Chinese authorities have taken preliminary steps in approving GM crop seed research and commercialization to meet the increasing demand for agricultural food products, as evidenced by the approval of our phytase corn and BT rice seed. We expect the Chinese authorities to continue in this direction, albeit with caution.

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

4.	Production Test: a relatively large-scale test before production and application; and

5.	Obtaining the safety certificate on genetically modified organisms

Since we are considered a domestic Chinese company, we can proceed through all five phases of the GM approval in China, while international entities are restricted to only phrase one, and currently forbidden to proceed to phases two through five. We have already had several of our products submitted to testing in phases two through four, and one product has completed the five-step process. We are the first company to obtain safety certificate for GM corn seeds in China.

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

Key factors affecting our growth, operating results and financial condition

We expect our future growth, operating results and financial condition to be driven and affected by a number of factors and trends including but not limited to:

•	our ability to strategically manage our growth and expansion, organically or through mergers and acquisitions. If we do not manage our growth effectively, our growth may slow down and we may not be able to achieve or maintain profitability;

•	our ability to fit acquisitions and our corporate reorganization into our growth strategies to generate sufficient value to justify their cost;

•	our ability to develop new products through research and development;

•	our ability to expand internationally and develop our business in different regulatory, distribution and competitive markets;

•	our ability to evaluate our business lines and take action to discontinue aspects of our business as well as to take cost savings measures for the future growth of the company;

•	our ability to partner or joint venture for the creation of more advanced bio-technology products;

•	market fluctuations in the demand for and supply of crop seeds in China and our ability to anticipate market demand and adjust our volume and product mix to maximize revenues and maintain sufficiently high margins to achieve and maintain profitability;

•	our ability to continue to license or acquire crop seeds from third party developers and our ability to develop proprietary crop seeds;

•	future consolidations in the crop seed industry in China that may give rise to new or strengthened competitors;

•	the possibility that the crop seed industry in China may favor genetically modified seeds over hybrid seeds, and our ability to develop and market such products;

•	the Chinese government’s continuing support for the growth and development of the agriculture sector;

•	the impact of regulation affecting our industry; and

our benefits from certain government incentives including tax incentives, the expiration of which, or changes to which, could have an adverse effect on our operating results.

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

Discontinued Operations

We report operating results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Through September 30, 2017, we reported discontinued operations when the operations and cash flows of a component of the Company had been eliminated or intended to be eliminated from ongoing operations. For a component to be disposed of by sale, financial results were classified as discontinued only when held for sale criteria were met. For a component to be disposed of other than by sale, financial results were not classified as discontinued until abandonment, distribution, or exchange occurred, depending on the manner of disposal. The operating results of the operations associated with Changchun Origin Seed Technology Development Limited, Denong Zhengcheng Seed Limited, Zhengzhou Branch of Beijing Origin Seed Limited and other accounts related to the seed production and distribution business are presented as discontinued operations.

Revenues

We utilize the guidance set forth in the FASB’s ASC Topic 605, “Revenue Recognition”, regarding the recognition, presentation and disclosure of revenue in our consolidated financial statements. We recognize revenue when pervasive evidence of an arrangement exists, the price is fixed and determinable, collection is reasonably assured and delivery of products or services has been rendered.

We derive revenues primarily from the sale of various crop seeds, including corn, rice and canola seeds in China. We sometimes carry a sizeable deferred revenues that reflects the value of our crop seeds delivered after evidence of a sales arrangement is confirmed, delivery to the customer is made and pre-payments from the customer are received, but before the final sales price is fixed and determined at the end of the selling season. This aspect of our revenues recognition policy does not have a significant effect when deferred revenues in the periods being compared remain approximately the same proportion to overall sales. However, when the proportion of our sales classified as deferred revenues varies significantly from year to year, as sometimes occurs, our revenues and earnings as reported in our financial statements may not exactly reflect our operating activities. The revenues generated from the seed production and distribution business are reported in discontinued operations due to our strategic shift to a research and development company.

Impairment of long-lived assets

The Company reviews the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset and intangible assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets and intangible assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose. The Company has performed an impairment analysis on the plant and equipment in Xinjiang Originbo Seed Company Limited and recorded an impairment loss of RMB 25,873. The impairment loss was reported in discontinued operations as the impaired long-lived assets are related to the seed production and distribution business.

Write-down of Inventories

Our inventories are stated at the lower of cost or net realizable value. Any excess of the cost over the net realizable value of the inventories is recognized as a provision for reduction in the value of inventories.

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

We have assessed the product quality, unsold quantity and the amount unit cost exceed the selling price performed by our quality inspectors and sales staff on an annual basis, and accordingly, determined the inventory write-downs based on the assessment results. We believe that the current methodologies on impairment assessment are adequate to address the risks of inventory write-downs. For fiscal year 2017, we had a write down of RMB18.80 million (US$2.8 million) which was mainly due to the unit cost exceeds its expected net selling price, compared to RMB 20.5 million for fiscal year 2016 and RMB10.97 million for fiscal year 2015.

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

Our inventories and provisions related to the seed production and distribution business are reported in discontinued business. Our inventories reported in the continuing business mainly consist of low value supplies and parent seeds that are used for research and development activities.

Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets if it is more likely than not that the related benefit will not be realized. A full valuation allowance has been established against all net deferred tax assets as of December 31, 2016 and 2017 based on our estimates of recoverability.

Stock-based compensation

We adopted FASB ASC 718-10, to measure our issued share options based on the grant-date fair value of the options and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We adopt the Black-Scholes Model to value the fair value of the share options.

Results of Operations

Fiscal Year Ended September 30, 2017 Compared To Fiscal Year Ended September 30, 2016

Revenues

For the fiscal year ended September 30, 2017, no revenue was recorded from continuing operation, however for the fiscal year ended September 30, 2016, we recorded revenue of RMB0.5 million primarily due to fees for services from the Company’s collaborators.

Operating expenses

Operating expenses from continuing operation for the fiscal year 2017 were RMB68.6million (US$10.3 million), representing an increase of 5.8% from RMB64.8 million in the fiscal year 2016. The increase in operating expenses was mainly due to the decrease in other income of RMB3.2 million (US$0.5 million).

General and administrative

General and administrative expenses primarily consist of salary and compensation, depreciation and amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies. General and administrative expenses for the fiscal year 2017 were RMB34.9million (US$5.3 million), an increase of 9.8% from RMB31.8 million in the fiscal year 2016 mainly due to the increasing expense in US subsidiary.

Research and development

Research and development expenses primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds and genetically modified products, travelling expenses, depreciation of plant and equipment, and expenses paid to certain research institutes to carrying research projects on behalf of Origin during the period. Research and development expenses decreased to RMB38.7 million (US$5.8 million) in fiscal year 2017 from RMB41.3 million in fiscal year 2016.

Other income, net

Other income primarily consists of raw material sales, office building rental income and government subsidy income, offset by costs related to raw material sales and fixed assets disposal loss. Other income decreased to RMB5.0 million (US$0.8 million) in fiscal year 2017 from RMB8.3 million in fiscal year 2016.

Loss from continuing operations

As a result of the impact of the components described above, loss from continuing operations were RMB68.6 million (US$10.3 million) in fiscal year 2017 compared with operating income of RMB64.3 million in fiscal year 2016.

Net loss from discontinued operations.

Net loss from discontinued operations was RMB30.1 million (US$4.5 million) in fiscal year 2017, compared to a loss of RMB5.0 million in fiscal year 2016. The net loss from discontinued operations in fiscal year 2017 was a result of the disposal of our seed distribution and production business.

Interest expense

Interest expense was RMB9.0 million (US$1.4 million) for the fiscal year 2017 compared to RMB7.6 million a year ago. This mainly represents interest expense from the total borrowing of continuing operations.

Net Loss

Net loss attributable to Origin for the fiscal year ended September 30, 2017 was RMB75.7million (US$11.4 million) compared to the net loss of RMB65.6 million for the fiscal year ended September 30, 2016.

Fiscal Year Ended September 30, 2016 Compared To Fiscal Year Ended September 30, 2015

Revenues

For the fiscal year ended September 30, 2016, we recorded revenue from continuing operation of RMB0.5 million, primarily due to fees for services from our collaborators. In the fiscal year ended September 30, 2015, we recorded revenue of RMB0.3 million.

Operating expenses

Operating expenses from continuing operation for the fiscal year 2016 were RMB64.8million, representing an increase of 28.1% from RMB50.6 million in the fiscal year 2015. The increase was mainly due to increase in G&A expenses.

General and administrative

General and administrative expenses primarily consist of salary and compensation, depreciation and amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies. General and administrative expenses for the fiscal year 2016 were RMB31.8million, an increase of 125.3% from RMB14.1 million in the fiscal year 2015 mainly due to the increasing expense in US subsidiary.

Research and development

Research and development expenses primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds and genetically modified products, travelling expenses, depreciation of plant and equipment, and expenses paid to certain research institutes to carrying research projects on behalf of Origin during the period. Research and development expenses decreased to RMB41.3 million in fiscal year 2016 from RMB46.1 million in fiscal year 2015.

Other income, net

Other income primarily consists of raw material sales, office building rental income and government subsidy income, offset by costs related to raw material sales and fixed assets disposal loss. Other income decreased to RMB8.3 million in fiscal year 2016 from RMB9.7 million in fiscal year 2015.

Loss from continuing operations

As a result of the impact of the components described above, loss from operations were RMB71.9 million in fiscal year 2016 compared with net loss of RMB60.2 million in fiscal year 2015.

Net income/(loss) from discontinued operations.

Net loss from discontinued operations was RMB5.0 million in fiscal year 2016, compared to a net income of RMB42.4 million in fiscal year 2015. The net loss from discontinued operations in fiscal year 2016 was an operating result earned by the disposed assets of our seed distribution and production business.

Interest expense

Interest expense was RMB7.6 million for the fiscal year 2016 compared to RMB10.6 million a year ago. This mainly represents interest expense from the total borrowing of continuing operations.

Net Loss

Net loss attributable to Origin for the fiscal year ended September 30, 2016 was RMB65.6 million compared to the net loss of RMB13.8 million for the fiscal year ended September 30, 2015.

B.	Liquidity and Capital Resources.

As of September 30, 2015, 2016 and 2017, we had approximately RMB66.0 million, RMB54.5 million and RMB3.2 million (US$0.5 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and short term liquid investments with maturities of three months or less deposited with banks and other financial institutions.

We financed our operations through cash generated from operating activities and bank borrowings. As of September 30, 2017, we had a total short-term borrowings of RMB50.5 million (US$7.6 million) and long-term borrowings of RMB56.8 million(US$8.6 million). Please see Note 13 to our consolidated financial statement for the details of bank borrowings and Note 14 for convertible note with L2 Capital LLC.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12 months ended September 30, 2015, 2016 and 2017.

Item	September 30
(In thousands)
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	52,189	47,905	(120,167)	(18,106)

Net cash provided by (used in) investing activities	(20,359)	(6,481)	29,539	4,451

Net cash provided by (used in) financing activities	(9,466)	(48,816)	47,008	7,083

Net (decrease) increase in cash and cash equivalents	22,364	(7,392)	(43,620)	(6,572)

Cash and cash equivalents, beginning of year	46,268	66,025	54,509	8,213

Effect of exchange rate changes on cash and cash equivalents	(2,607)	(4,124)	(7,644)	(1,152)

Cash and cash equivalents, end of year	66,025	54,509	3,245	489

Operating activities:

Net cash used in operating activities was RMB120.2 million (US$18.1 million) for the fiscal year ended September 30, 2017, compared with provided by operating activities of RMB47.91 million for the fiscal year ended September 30, 2016. The cash outflow this year in the operating activities was mainly due to operating loss of RMB106.3 million (US$16.0 million) for the fiscal year.

Investing activities:

Net cash provided by investing activities was RMB29.5 million (US$4.5 million) for the fiscal year ended September 30, 2017, compared with cash used of RMB6.5 million for the fiscal year ended September 30, 2016. The increase was mainly due to proceeds from the disposal of commercial seed business of RMB33.2 million (US$5.0).

Financing activities:

Net cash provided by financing activities was RMB47.0 million (US$7.1 million) for the fiscal year ended September 30, 2017, compared with cash used of RMB48.82 million for the fiscal year ended September 30, 2016. The increase was mainly due to proceeds of long-term borrowings netting off payment of short-term borrowings.

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

Substantial doubt about the ability to continue as going concern

We incurred net losses of RMB17.8 million, RMB76.8 million and RMB106.3 million (US$16.0 million) in the years ended September 30, 2015, 2016 and 2017, respectively. Working capital deficit was RMB136.4 million and RMB45.0 million (US$6.8 million) as of September 30, 2016 and 2017, respectively. Accumulated deficit was RMB182.4 million and RMB258.1 million (US$38.9 million) as of September 30, 2016 and 2017, respectively. The recurring losses from operations and net capital deficiency raise substantial doubt concerning the Company’s ability to continue as a going concern for a reasonable period of time.

On September 26, 2016, the Company entered into a Master Transaction Agreement with Beijing Shihui, pursuant to which, the Buyer agreed to purchase the business of commercial corn seed production and sales operated by the Company for an aggregate purchase price of RMB400.0 million (US$60.1 million). The aggregate purchase price was increased to RMB421.0 million (US$63.4 million) as amended by a Supplemental Agreement effective August 16, 2017. Total cash consideration after offsetting certain payables to the Buyers and deducting certain bank loans from the aggregate purchase price amounted to RMB129.0 million (US$19.4 million). As of the date of this report, the Company has received cash of RMB64.0 million (US$9.6 million). The remaining cash balance of RMB65.0 million (US$9.8 million) will be received upon the Second Closing pursuant to the Supplemental agreement. The Company expects the Second Closing will be completed in fiscal year ended 2018.

On July 5, 2017, the Company entered into an equity purchase agreement (the “Equity Purchase Agreement”) with L2 Capital, LLC. Upon the terms and subject to the conditions thereof, L2 Capital, LLC is committed to purchase that number of ordinary shares of the Company equal to an aggregate market price of up to US$4.5 million. Commencing on the date on which a registration statement registering the ordinary shares to be purchased becomes effective, the Company may sell its ordinary shares to L2 Capital, LLC subject to other limitation. The Company is currently preparing the registration statement and expects the registration statement will be filed and become effective during the fiscal year of 2018.

On December 21, 2017, the Company entered into a Property Transfer Agreement with Liaoning Agricultural Chemicals, Ltd to sell its office building and land use right in Shenyang for a total purchase price of RMB16.8 million (US$2.5 million). The Company has received 100% of the total purchase price as of the date of this report.

Besides the expected cash inflows from the aforementioned existing agreements, the Company is also seeking funds from other resources including but not limited to licensing its cord seed traits to its customers, applying for government grants for research and development activities, pursuing other capital investment from investors and selling certain company assets. The Company consistently reviews its working capital requirements and has also taken steps to reduce expenses. The Company has closed down the office of Origin Agritech USA, LLC in Iowa, United States and cut down the related personnel and administrative costs. The Company is also currently working with certain vendors and creditors to extend repayment terms.

Despite the Company’s effort to obtain additional funding and reduce operating costs, there is no assurance that the Company’s plans and actions will be successful. In addition, there can be no assurance that in the event additional sources of funds are needed they will be available on acceptable terms, if at all.

C.	Research and Development, Patents and Licenses, etc.

We focus our research and development efforts on biotechnology, crop breeding and the development of new crop seeds. In November 2001, we established a seed research and development center in Tongzhou, Beijing, which conducts research and development of commercial crop breeding. In September 2005, we established the “Origin Life Science Research Center” in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, the principal activities of which include crop gene engineering, molecular marker-assisted breeding, and molecular identification. We also have six breeding stations located in different regions in China.

We have established technological cooperative relationships with five universities and sixteen research institutes in China, including Zhejiang University, China Agricultural University, Chinese Academy of Agricultural Sciences, and Henan Agriculture University. We employ seventy-two full-time research personnel.

Our research and development expenditures were RMB46.14 million, RMB41.27 million and RMB38.68 million (US$5.83 million) for fiscal years ended September 30, 2015, 2016 and 2017, respectively. Our continued research and development spending is a result of our efforts to self-develop seed varieties and biotechnology traits both through joint development and in-house efforts.

The company has received government funding for research and development activities. Such funding was received in the fiscal years 2015, 2016 and 2017 in the amounts of RMB7.08 million, RMB10.37 million and RMB 4.04 million (US$0.6 million), respectively.

D.	Trend Information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events in the period from October 1, 2016 to September 30, 2017 that were reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E.	Off-balance Sheet Arrangements.

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts or outstanding derivative financial instruments. We do not engage in trading activities involving non-exchange traded contracts.

F.	Tabular Disclosure of Commitments and Contingencies.

We have various contractual obligations that will affect our liquidity. The following table sets forth our contractual obligations as of September 30, 2017.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Commitment	2,702	2,702	-	-	-
Short term Debt Obligations	15,000	15,000	-	-	-
Long term Debt Obligations	92,273	35,504	56,769	-	-
Interest on Debt Obligations	14,486	5,006	9,480	-	-
Convertible Promissory Notes	8,335	8,335	-	-	-
Operating Lease Obligations	6,334	1,128	1,031	908	3,267
Total	136,468	69,813	62,480	908	3,267

G.	Safe Harbor.

Except for historical facts and financial data, the information included in Items 5.A through 5.D and 5.F is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in this Item 5.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of January 31, 2018.

Name	Age	Position

Gengchen Han	62	Chairman of the Board, acting CEO
Xin Zhou	42	Chief Financial Officer
Jihong Liang	59	Chief Technology Officer
Min Tang	64	Independent Director
Michael W. Trimble	60	Independent Director
James Chen	52	Director
Weibin Yan	51	Independent Director

Dr. Gengchen Han is the Chairman of Origin and currently is the acting Chief Executive Officer. He also served, in the past, as the President and the Chief Executive of Origin at various times. Dr. Han is also the Executive Chairman of Beijing Origin and its affiliated companies, a position that he has held since founding the business in 1997. Dr. Han was the Co-Chief Executive Officer and Chief Executive Officer of the Company from its inception in 1997 until January 1, 2009 and from August 1, 2011 to April 25, 2016. Dr. Han has more than 20 years of experience in research and development of hybrid seed products, particularly corn seed. From 1982 until 1984, Dr. Han was a lecturer at the Henan Agriculture University. From 1984 to 1987, Dr. Han received his Ph.D. degree in Plant Breeding and Cytogenics from Iowa State University. From 1989 until 1990 he worked for the International Maize and Wheat Improvement Center, or CIMMYT, in Mexico. He worked for Pioneer Hi-bred International from 1990 to 1996; his positions there included Regional Technical Coordinator for Asia/Pacific and Regional Supervisor for China Business.

Ms. Xin Zhou has been the Chief Financial Officer of Origin since October 2017. Ms. Zhou commenced employment with Origin in July 2017, and succeeded to the position of Chief Financial Officer in October 2017. Prior to her employment at Origin, Ms. Zhou was employed at Monsanto China for seven years, with the most recent position being held as China finance controller for four years. Ms. Zhou received her MAcc degree from the University of Glasgow, United Kingdom. She is a CICPA and FCCA.

Dr. Jihong Liang has been serving as the Chief Technology Officer of Origin since August, 2016. Prior to Origin, Dr. Liang most recently served as the head of Syngenta’s global rice seed research and development. He has more than 25 years of global industry experience, leading research and development at companies such as Syngenta, Monsanto and the Monsanto-Cargill joint venture Renessen. He has held leadership positions in multiple disciplines, including technology scouting, global crop strategy planning, market research and business development in China, Singapore and the United States. Liang’s scientific work has resulted in 10 patents globally and numerous research articles published in world-class scientific journals. Dr. Liang earned his Bachelor of Science degree in microbiology from China Agricultural University, doctorate in biochemistry from the University of Wisconsin-Madison, post-doctoral fellowship in molecular biology from the University of Chicago and Master of Business Administration from Keller Graduate School of Management in St. Louis.

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

Dr. Z. James Chen became a director of the Company in August 2017. Previously, Dr. Chen was the Chief Financial Officer of Origin from January 2012 to January 2016. Mr. Chen is currently the CFO of Yunji, Inc. Prior to being employed by Origin, Dr. Chen served as an Investment Manager at Abu Dhabi Investment Authority (ADIA) and he worked as an equity research analyst at Morgan Joseph and BB&T Capital Markets. Dr. Chen also worked as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between ExxonMobil and Dow Chemical. Dr. Chen received his Ph.D. Degree in Chemical Engineering from the University of Connecticut and his M.B.A degree from New York University.

Mr. Weibin Yan has been a director of the Company since August 2017. Mr. Yan has been the Chairman and Executive Director of Ausnutria Dairy Corporation Ltd., with principal places of business located in mainland China, Hong Kong and the Netherlands, a company focused on production, distribution and sales of infant formula since June 2013. Mr. Yan founded Ausnutria Dairy (China) Co., Ltd. in 2003 and served as its Chairman since that time. From April 2010 to December 2011 and June 2012 to January 2016, Mr. Yan was the Vice-Chairman of the Board of Directors of Yuan Longping High-Tech Agriculture Co. Ltd., located in Changsha, Hunan Province of China, a company focused on seed industry. Mr. Yan was the CFO of Yuan Longping High-Tech Agriculture Co., Ltd. from April 2010 to June 2012, he was also a director and CEO of Yuan Longping High-Tech Agriculture Co., Ltd. from 2004 to April 2010 and December 2011 to June 2012.  Mr. Yan was also a managing director and vice president of Hunan Ava Seed Co., Ltd., which had been a listed company on the Shenzhen Stock Exchange. Mr. Yan graduated from the Economic and Management Engineering Department and Business School of Hunan University with a bachelor's degree in engineering and a master's degree in business administration.

B.	Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB6.94 million (US$1.05 million) for the twelve months ended September 30, 2017. Options granted are stated in the chart found below.

2009 Performance Equity Plan

On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. We had outstanding awards for 700,000ordinary shares under the 2009 Plan at September 30, 2017.

2014 Performance Equity Plan

On December 22, 2014, the company adopted the 2014 Performance Equity Plan, under which we are able to issue equity awards for up to 5,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. In addition to current equity awards to the directors and officers, we plan to expand our equity awards to a broader range of employees in order to align our employee incentives towards our stock performance. We had outstanding awards for 1,510,000 ordinary shares under the 2014 Plan at September 30, 2017.

Those awards held by the directors and officers are listed below.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price		Grant Date	Expiration Date
Gengchen Han	120,000	$1.27	/Share	January 2, 2014	January 1,2019
	120,000	$1.48	/Share	January 2, 2015	January 1,2020
	120,000	$1.38	/Share	January 4, 2016	January 4, 2021
	120,000	$2.07	/Share	January 3, 2017	January 2, 2022
William S. Niebur	600,000	$2.05	/Share	April 19, 2016	November 30, 2019
Michael Trimble	5,000	$1.27	/Share	January 2, 2014	January 1,2019
	5,000	$1.48	/Share	January 2, 2015	January 1,2020
	5,000	$1.38	/Share	January 4, 2016	January 4, 2021
	20,000	$2.07	/Share	January 3, 2017	January 2, 2022
Min Tang	5,000	$1.27	/Share	January 2, 2014	January 1,2019
	5,000	$1.48	/Share	January 2, 2015	January 1,2020
	5,000	$1.38	/Share	January 4, 2016	January 4, 2021
	20,000	$2.07	/Share	January 3, 2017	January 2, 2022
James Chen	200,000	$1.27	/Share	January 2, 2014	January 1,2019
	50,000	$1.48	/Share	January 2, 2015	January 1,2020
Shashank Aurora	200,000	$1.65	/Share	May 16, 2016	October 1, 2019
Zhou Xin	25,000	$1.65	/Share	October 2, 2017	October 1, 2022
Jihong Liang	200,000	$2.00	/Share	August 3, 2016	August 3, 2026

Mr. William S. Niebur, former Chief Executive Officer, holds options to acquire 600,000 shares of common stock, exercisable at $2.05, which expire in November 30, 2019. These options were issued while an officer and were continued as part of his severance agreement.

Mr. Shashank Aurora, former Chief Financial Officer, holds options to acquire 200,000 ordinary shares, exercisable at $1.65, which expire in October 1, 2019. These options were issued while an officer and were continued as part of his severance agreement.

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

Dr. Liang, our CTO has an employment agreement with us. The agreement currently has a term of five years commencing on August 3, 2016. Dr. Liang is entitled to employee benefits including medical and life insurance, five weeks of paid vacation, Directors and Officers insurance, and relocation. The agreement will terminate upon any of the following: (i) termination upon death; (ii) termination for disability; (iii) termination for cause; (v) resignation without good reason; and (vi) resignation for good reason. Provided, however that: (a) Executive must provide notice of a good reason event within thirty (30) days after the act or omission which constitutes good reason first occurs, (b) the Company shall be provided thirty (30) days following such notice to remedy such or omission, and following any such notice to remedy Executive shall no longer have good reason to terminate employment, and (c) if the Company does not, or is not able to, remedy such act or omission, Executive must terminate his employment within sixty (60) days after the occurrence of such act or omission first occurs. Mr. Liang was granted 300,000 performance-based restricted stock units (“PSU”) of the Company. The PSU will vest in two portions. The first portion of the PSU will vest when certain performance criteria are met. The remaining portion of the PSU will vest on the fifth anniversary of the grant, provided that certain performance criteria have been met and the employment of the grantee is not terminated prior to the fifth anniversary. On the vesting date, the grantee is entitled to receive an amount of Ordinary Share of the Company equals to 50%, 100% or 150% (depending on the performance criteria attained) multiplied by the amount of vested PSU the grantee holds. If the performance criteria threshold is not met prior to the earlier of the fifth anniversary or the grantee’s termination, then none of the grantee’s PSU will vest.

The company also granted PSUs to Mr. William S. Niebur, its former Chief Executive Officer, and to Mr. Shashank Aurora, its former Chief Financial Officer. As part of their severance agreements, there are outstanding 800,000 PSUs held by Mr. Niebure and 300,000 PSUs held by Mr. Aurora. if a Change in Control on company is initiated on or before January 1, 2019. The 300,000 PSUs held by Mr. Aurors can be fully vested at the target level, but will be forfeited entirety if there is no change in control on company is initiated on or before January 1, 2019. The 800,000 PSUs held by Mr. Niebur, if a Change in Control on company is initiated on or before January 1, 2020. The 800,000 PSUs held by Mr. Niebure can be fully vested at the target level, but will be forfeited entirety if there is no change in control on company is initiated on or before January 1, 2020.

Board committees

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominations Committee.

Audit Committee

The members of our Audit Committee are Weibin Yan (chairman), Michael Trimble and Min Tang. Our board of directors has determined that all of our Audit Committee members are independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

The board of directors has determined that each of Messrs. Weibin Yan (chairman),Michael Trimble and Min Tang has an understanding of Generally Accepted Accounting Principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of Audit Committee functions.

The board of directors believes that Mr. Yan qualifies as an “audit committee financial expert” within the meaning of all applicable rules. The board of directors believes that Mr. Yan has financial expertise because of his educational backgrounds and his extensive experience in executive leadership positions and participation in financial reporting for private and public companies and his consulting activities in the areas of accounting, corporate finance, capital formation and corporate financial analysis.

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

Compensation Committee

The members of our Compensation Committee are Min Tang (chairman) and Michael Trimble. The Compensation Committee also administers our equity award plans, including the authority to make and modify awards under the 2009 and 2014 Performance Equity Plans. The current charter of the Compensation Committee, which was adopted March 16, 2007, provides that the committee is responsible for:

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors, officers and other senior employees;

•	reviewing and determining performance-based awards and compensation for our officers and other employees;

•	reviewing and determining share-based compensation (including the 2009 and 2014 Performance Equity Plans) for our directors, officers, employees and consultants;

•	administering our equity incentive plans (including the 2009 and 2014 Performance Equity Plans) in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

Nominating Committee

Our Nominating Committee consists of Michael W. Trimble (chairman), Min Tang and Weibin Yan. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The Nominating Committee will identify, evaluate and recommend candidates to become members of the Board of Directors with the goal of creating a balance of knowledge and experience.  The Nominating Committee is not a fully independent committee.

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

Under Rule 5605 a U.S. domestic listed company is required to have a nominations committee and compensation committee. We are not required to have such committees under the BVI laws, and therefore are not required to have these committees under the Nasdaq rules. Notwithstanding the fact that they are not required, we do have these two committees, and follow the Nasdaq Marketplace rules in the independence requirements of the members.

Under Rule 5620, a U.S. domestic issuer must solicit proxies and provide proxy statements for all meetings of shareholders. There are no such mandatory requirements under BVI laws, and therefore, we are not required to hold an annual meeting of the shareholders. There were no specific items that our board of directors requested the shareholders to vote on.

Under Rule 5635, a US domestic listed company is required to obtain shareholder approval of equity award plans and issuances of equity securities in excess of certain amounts when at less than market or book value. There are no such mandatory requirements under BVI law. We do not plan to get shareholder approval for future increases in the 2009 Plan and 2014 Plan or for any other equity award plan approved by the directors in the future or for issuances of equity securities that exceed 20% of the outstanding shares of the Company if they are sold at less than market or book value.

We have filed documentation with Nasdaq exempting the company under those provisions that BVI law does not require.

D.	Employees.

We currently have 72 employees, including management, managers and research and related personnel. All of our employees are located in China.

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

During the last five years, the Company has initiated corporate wide restructuring programs and operating improvement efforts. During these initiatives, As a result, the Company has paid out RMB2.0 million, RMB3.54 million and RMB0.85 million as the severance packages for the fiscal years 2015, 2016 and 2017, respectively. In connection with the sale of the operating business in 2017 to Shihui, we had a further reduction in employees, but because the employees were transferred to Shihui, no severance costs were incurred by the Company.

E.	Share ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2018, by each of our directors and executive officers who beneficially own our ordinary shares, and other principal shareholders.

	Shares Beneficially Owned ( * )
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han, Chairman of the Board and acting CEO (1)(2)	5,243,827	17.52%
Xin Zhou, Chief Financial Officer (1)(3)	-	-%
Min Tang, Director (1)(4)	40,000	0.13%
Michael W. Trimble, Director (5)	130,000	0.43%
Jihong Liang, Chief Technology Officer(1)(6)	133,334	0.45%
James Chen, Director (1)(7)	508,943	1.70%
Weibin Yan, Director (1)(8)	-	-%
William S. Niebur	675,530	2.26%
Shashank Aurora	200,000	0.67%

* Beneficial ownership and percentage is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(1)	The business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing, PRC 102206. See Item 6B. “Directors, Senior Management, and Employees – Compensation” for discussion of option included in the table granted under the 2005, 2009 and 2014 Performance Equity Plans.

(2)	The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares. Includes 480,000 shares that may be acquired under stock options held by Dr. Han.

(3)	Excludes 25,000 shares that may be acquired in the future under stock options held by Ms. Zhou.

(4)	Includes 35,000 shares that may be acquired under stock options held by Mr. Tang.

(5)	The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131. Includes 35,000 shares that may be acquired under stock options held by Mr. Trimble.

(6)	Includes 133,334 shares that may be acquired under stock options held by Dr. Liang. Excludes 66,666 shares that may be acquired in the future under stock options held by Mr. Liang.

(7)	Includes 250,000 shares that may be acquired under stock options held by Mr. Chen.

(8)	Includes 0 shares that may be acquired under stock options held by Mr. Yan.

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

Stock Consignment Agreements

In order to comply with PRC regulations, we operate our business in China through our PRC Operating companies. We have entered into stock consignment agreements with our PRC Operating Companies other than Origin Biotechnology. The material provisions of these agreements are discussed under Item 4.C of this Annual Report.

Technical Service Agreements

All of the intellectual property rights of the Company are held by Origin Biotechnology pursuant to technology service agreements dated December 25, 2004. The material provision of the technology service agreements are discussed under Item 4.C of this Annual Report.

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

In September, 2017, the Company entered into a loan agreement with Shihui pursuant to which the Company provided a loan of RMB21 million to Shihui. The loan is unsecured, and does not have a defined due date. Shihui is a company of which the principal shareholders are the brother and son of Dr. Han Gengchen, our chairman of the board and of which the brother of Dr. Han is the principal executive officer.

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

Master Transaction Agreement with Beijing Shihui

On September 26, 2016, the Company entered into a definitive agreement to sell its proprietary China-based commercial corn seed production and distribution business for RMB421 million (US$63.4 million) to Shihui. Shihui is a company of which the principal shareholders are the brother and son of Dr. Han Gengchen, our chairman of the board and of which the brother of Dr. Han is the principal executive officer.

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

No significant changes since September 30, 2017

ITEM 9.	THE OFFER AND LISTING

A.	Offering and listing details.

Origin’s ordinary shares are listed on the Nasdaq Global Select Market where they trade under the SEED ticker symbol.

The following table provides the historical high and low trading United States dollar prices for Origin’s ordinary shares for the periods indicated below:

	Nasdaq
	Price per Share (US$)
	High	Low
Annual Market Prices
Year 2013 (until September 30, 2013)	1.89	1.34
Year 2014 (until September 30, 2014)	3.47	1.17
Year 2015 (until September 30, 2015)	2.89	1.02
Year 2016 (until September 30, 2016)	3.19	1.07
Year 2017 (until September 30, 2017)	2.87	1.3

Quarterly Market Prices
First Quarter 2016, ended December 31, 2015	1.78	1.30
Second Quarter 2016, ended March 31, 2016	1.64	1.07
Third Quarter 2016, ended June 30, 2016	2.65	1.32
Fourth Quarter 2016, ended September 30, 2016	3.19	1.76
First Quarter 2017, ended December 31, 2016	2.87	2.23
Second Quarter 2017, ended March 31, 2017	2.45	1.76
Third Quarter 2017, ended June 30, 2017	2.35	1.36
Fourth Quarter 2017, ended September 30, 2017	1.96	1.30

Monthly Market Prices	Nasdaq Price per Share (US$)
	High	Low
Jul-17	1.96	1.35
Aug-17	1.77	1.51
Sep-17	1.87	1.40
Oct-17	1.59	1.21
Nov-17	1.43	1.23
Dec-17	1.19	0.80

B.	Plan of distribution.

Not applicable.

C.	Markets.

See Item 9.A above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

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

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ordinary shares provided our ordinary shares are “marketable.” Our ordinary shares will be “marketable” as long as they remain regularly traded on the Nasdaq Global Select Market. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed as ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ordinary shares would be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares. Separately, if we were a PFIC in any year, you would be able to avoid the “excess distribution” rules by making a timely election to treat us as a so-called “Qualified Electing Fund”, or QEF. You would then generally be required to include in gross income for any taxable year (1) as ordinary income, your pro rata share of our ordinary earnings for the taxable year, and (2) as long-term capital gain, your pro rata share of our net capital gain for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a QEF election and you will, therefore, not be able to make or maintain such an election with respect to your ordinary shares.

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

Interest rate risk

Our significant interest-bearing financial liabilities are bank borrowings. Short-term and long-term borrowings account for 47% and 53%, respectively, of total borrowings as of September 30, 2017. Short-term borrowings will mature at various dates within the year ending September 30, 2017, which does not expose us to interest rate risk. Our interest rate risk arises primarily from long-term borrowings. During the year ended September 30, 2017, all of our long-term borrowings were issued at variable rates, hence exposing us to cash flow interest rate risk which is partially offset by cash held at variable rates.

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

We have recorded RMB7.6 million (US$1.5 million) of foreign exchange gain in our net income for the twelve months ended September 30, 2017, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are exchanged, as well as re-evaluate its policy of using a fixed-rate regime to a basket of currencies govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.6%, 1.9% and 1.5% in the fiscal year ended September 30, 2015, 2016 and 2017 respectively. Sustained or increased inflation in China could have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

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

(a)          Disclosure Controls and Procedures: As of September 30, 2017 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s management including the Chief Executive Officer and the Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company's disclosure controls and procedures. We concluded that the Company’s disclosure controls and procedures as of September 30, 2017 were ineffective as management has identified a material weakness which is detailed in the accompanying Item 15(b), Report of Origin’s Management on Internal Control over Financial Reporting.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2017. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, the management identified a material weakness in the Company’s internal control over financial statement closing process, and as a result, management concluded that the Company’s internal control over financial reporting was not effective as of September 30, 2017.

Management is aware of the following material weakness in internal control over financial reporting:

Lack of sufficient qualified financial reporting and accounting personnel with an appropriate level of expertise to properly address complex accounting issues under U.S. GAAP, and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and Securities and Exchange Commission financial reporting requirements on a timely basis, resulted from high staff turnover during the fiscal year 2017. During the course of the audit for fiscal year 2017, BDO China Shu Lun Pan Certified Public Accountants LLP, our independent registered public accounting firm, has corrected the misstatements relating to accounts and disclosures, in aggregate, material to the consolidated financial statements for the year ended September 30, 2017.

Management has plans to address these identified issues by seeking to expand its accounting staff to address the issues related to internal controls over financial reporting, under the leadership of the new Chief Financial Officer. Additionally, under the leadership of the new Chief Financial Officer, the existing controls and procedures will be reviewed and steps will be taken to return the financial reporting to its former efficiencies using the reviewed controls and procedures. There is no assurance, however, that the Company will have a full complement of accounting personnel to provide for a complete level of risk management for a public company given the restrictions on capital and the smaller size of the Company operations. Management will monitor its controls and procedures periodically to evaluate this situation and report to the registered public accounting firm to the Company about this condition.

(c) Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

The board of directors believes that Mr. Weibin Yan, a member of our Audit Committee, meets the criteria for an “audit committee financial expert” as established by the SEC and is an independent director.

Mr. Yan will not be deemed an “expert” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Yan as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of our Audit Committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Yan as an audit committee financial expert does not affect the duties, obligations or liability of any other member of our Audit Committee or board of directors, and Mr. Yan is determined to be independent directors.

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

The aggregate fees billed for professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP in connection with the audit of the consolidated financial statements for the fiscal year ended September 30, 2017, and for the audits of internal controls over financial reporting and the consolidated financial statements as of and for the fiscal years ended September 30, 2016 were RMB2.0 million (US$0.3 million) and RMB2.0 million, respectively.

(b)	Audit - Related Fees.

The aggregate fees billed for professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP for the performance of agreed-upon procedures on the quarterly financial statements during the year ended September 30, 2017 and 2016 were RMB0.19 million (US$0.03 million) and RMB 0.19 million, respectively. We also incurred fees of RMB0.53 million (US$0.08 million) during the year ended September 30, 2017 to BDO China Shu Lun Pan Certified Public Accountants LLP for their consent to incorporation by reference to the prior years’ auditors’ reports in our Registration Statement on Form F-3 and agreed-upon procedures on the financial information in the proxy statement for the use at the extraordinary general meeting of shareholders held on April 13, 2017.

(c)	Tax Fees.

We did not enter into any engagement during the fiscal years ended September 30, 2017 or 2016 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d)	All Other Fees.

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal year ended September 30, 2017 and 2016.

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

We have been granted an exemption from the applicable listing standards for the Audit Committee of our board of directors. See Item 6, Subpart C – Summary of Significant Differences in Corporate Governance Procedures for an explanation of the exemptions from the listing standards of The Nasdaq Stock Market listing standards that apply to the company as a foreign private issuer.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit
Number	Description
1.1	Memorandum and Articles of Association of Origin Agritech Limited re-registered under the new Business Companies Act of the British Virgin Islands as of July 10, 2006 (Incorporated by reference to Exhibit 1.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006.

4.1	2005 Performance Equity Plan (Incorporated by reference to Annex D of the proxy statement/prospectus included in our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 27, 2005).

4.2	2009 Performance Equity Plan (Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (file no. 333-166226) filed with the Securities and Exchange Commission on April 22, 2010).

4.3	Technical Service Agreement between Origin Biotechnology and Beijing Origin (Incorporated by reference to Exhibit 10.14 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.4	Technical Service Agreement between Origin Biotechnology and Henan Origin (Incorporated by reference to Exhibit 10.15 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.5	Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.17 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.6	Technology Transfer Agreement between Henan Agriculture University and Beijing Origin (YuYu22) (Incorporated by reference to Exhibit 10.27 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.7	Joint Development agreement with Corn Research Institute of Li County (1st Agreement) (Incorporated by reference to Exhibit 10.28 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.8	Joint Development Agreement with Corn Research Institute of Li County (2nd Agreement) (Incorporated by reference to Exhibit 10.29 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005).

4.9	Equity Transfer Agreement between Beijing Origin and Jilin Academy of Agriculture Science dated as of December 6, 2005 (Incorporated by reference to Exhibit 4.17 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.10	Equity Transfer Agreement between Beijing Origin and China National Center for Biotechnology Development dated as of December 28, 2004 (Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.11	New Corn Seed Liyu 35 Joint Development Agreement between Beijing Origin and Shijiazhuang Liyu Technology Development Co., Ltd. dated as of March 30, 2006 (Incorporated by reference to Exhibit 4.20 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006).

4.12	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 31, 2002 (Incorporated by reference to Exhibit 4.21 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.13	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 9, 2003 (Incorporated by reference to Exhibit 4.22 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.14	2014 Performance Equity Plan (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on January 12, 2015),

4.15	Form of Master Transaction Agreement ((Incorporated by reference to Exhibit 10.2 of our Form 6-K (file no. 000-51576) filed with the Securities and Exchange Commission on September 27, 2016).

4.16	Securities Purchase Agreement, related to $2,344,828 Secured Loan Note, dated July 5, 2017 Security Agreement, related to $2,344,828 Secured Loan Note, dated July 5, 2017 (Incorporated by reference to Exhibit 10.1 of the Form 6-K(file no. 000-51576), filed with the Securities and Exchange Commission on July 10, 2017)

4.17	Secured Loan Note, in aggregate principal of $2,344,828, dated July 5, 2017 (Incorporated by reference to Exhibit 10.2 of the Form 6-K(file no. 000-51576), filed with the Securities and Exchange Commission on July 10, 2017)

4.18	Equity Purchase Agreement, aggregate $4,500,000 of ordinary shares, dated July 5, 2017 (Incorporated by reference to Exhibit 10.4 of the Form 6-K(file no. 000-51576), filed with the Securities and Exchange Commission on July 10, 2017)

4.19	Registration Rights Agreement, related to $4,500,000 Equity Purchase Agreement, dated July 5, 2017 (Incorporated by reference to Exhibit 10.5 of the Form 6-K(file no. 000-51576), filed with the Securities and Exchange Commission on July 10, 2017)

4.20	Security Agreement, related to Secured Loan Note, dated July 5, 2017 (Incorporated by reference to Exhibit 10.3 of the Form 6-K(file no. 000-51576), filed with the Securities and Exchange Commission on July 10, 2017)

8.1*	List of Subsidiaries

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Registrant’s consolidated financial statements for fiscal years ended 2015, 2016 and 2017 into Registrant's Registration Statements on Form S-8 (#333-202947, #333-166226 and #333-145865)

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: February 12, 2018	ORIGIN AGRITECH LIMITED

/S/ Gengchen Han
	Name:	Gengchen Han
	Title:	Chairman of the Board

ORIGIN AGRITECH LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Origin Agritech Limited

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited and its subsidiaries and variable interest entities (the “Company”) as of September 30, 2016 and 2017 and the related consolidated statements of income and comprehensive income, equity and cash flows for the years ended September 30, 2015, 2016 and 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2016 and 2017, and the results of its operations and its cash flows for the years ended September 30, 2015, 2016 and 2017, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, The People’s Republic of China
February 12, 2018

ORIGIN AGRITECH LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except number of share and per share data)

	September 30,
	2016	2017	2017
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	3,575	3,245	489
Restricted cash (note 13)	21,181	-	-
Due from related parties (note 3)	-	55,940	8,429
Advances to suppliers (note 5)	4,585	5,298	798
Inventories (note 6)	624	1,223	184
Other current assets (note 7)	1,689	1,326	200
Current assets of discontinued operations (note 4)	446,449	22,027	3,319
Total current assets	478,103	89,059	13,419
Land use rights, net (note 8)	14,399	13,851	2,087
Plant and equipment, net (note 9)	152,059	144,832	21,822
Long-term investments (note 10)	18,721	18,721	2,821
Acquired intangible assets, net (note 11)	21,892	15,739	2,371
Other assets (note 12)	1,683	4,196	632
Non-current assets of discontinued operations (note 4)	193,769	37,742	5,687
Total assets (including amounts of the consolidated VIEs without recourse to the Company of RMB871,395 and RMB312,578 as of September 30, 2016 and 2017, respectively)	880,626	324,140	48,839

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (note 13)	105,000	15,000	2,260
Current portion of long-term borrowings (note 13)	27,057	35,504	5,349
Accounts payable	1,290	1,454	219
Due to related parties (note 3)	12,601	11,592	1,747
Notes payable (note 14)	-	8,335	1,256
Other payables and accrued expenses (note 15)	39,395	31,178	4,698
Current liabilities of discontinued operations (note 4)	429,159	31,041	4,677
Total current liabilities	614,502	134,104	20,206
Long-term borrowings (note 13)	20,000	56,769	8,553
Other long-term liability (note 16)	19,427	20,468	3,084
Non-current liabilities of discontinued operations (note 4)	8,080	-	-
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB641,419 and RMB200,687 as of September 30, 2016 and 2017, respectively)	662,009	211,341	31,843

Commitments and contingencies (note 23)
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 24,151,163 and 24,634,503 shares issued as of September 30, 2016 and 2017; 22,873,541 and 23,856,881 shares outstanding as of September 30, 2016 and 2017, respectively)	-	-	-
Additional paid-in capital	411,296	411,981	62,074
Accumulated deficit	(182,386)	(258,060)	(38,883)
Treasury stock at cost (1,277,622 and 777,622 shares as of September 30, 2016 and 2017, respectively) (note 18)	(37,445)	(22,791)	(3,434)
Accumulated other comprehensive loss	(11,177)	(18,821)	(2,835)
Total Origin Agritech Limited shareholders’ equity	180,288	112,309	16,922

Non-controlling interests	38,329	490	74
Total equity	218,617	112,799	16,996

Total liabilities and equity	880,626	324,140	48,839

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except number of share and per share data)

	Year ended September 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Revenues	303	481	-	-
Cost of revenues	-	-	-	-
Gross profit	303	481	-	-
Operating expenses
Selling and marketing	-	-	-	-
General and administrative	(14,108)	(31,786)	(34,906)	(5,259)
Research and development	(46,142)	(41,272)	(38,682)	(5,828)
Other income, net	9,652	8,265	5,028	758
Total operating expenses, net	(50,598)	(64,793)	(68,560)	(10,329)

Loss from continuing operations	(50,295)	(64,312)	(68,560)	(10,329)

Interest expense	(10,567)	(7,607)	(9,006)	(1,357)
Interest income	656	69	1,427	215
Loss before income taxes from continuing operations	(60,206)	(71,850)	(76,139)	(11,471)

Income tax (expense) benefits from continuing operations (note 20)
Current	-	-	-	-
Deferred	-	-	-	-
Income tax (expenses) benefit from continuing operations	-	-	-	-

Net loss from continuing operations	(60,206)	(71,850)	(76,139)	(11,471)
Discontinued Operations:
Income (loss) from discontinued operations, net of taxes (note 4)	42,392	(4,983)	(26,840)	(4,044)
Loss on disposal of commercial seed business, net of taxes (note 4)	-	-	(3,282)	(496)
Net income (loss) from discontinued operations	42,392	(4,983)	(30,122)	(4,540)
Net loss	(17,814)	(76,833)	(106,261)	(16,011)
Less: Net loss attributable to non-controlling interests	(4,006)	(11,255)	(30,587)	(4,609)

Net loss attributable to Origin Agritech Limited	(13,808)	(65,578)	(75,674)	(11,402)
Other comprehensive loss
Net loss	(17,814)	(76,833)	(106,261)	(16,011)
Foreign currency translation difference	(2,607)	(4,124)	(7,644)	(1,152)
Comprehensive loss	(20,421)	(80,957)	(113,905)	(17,163)
Less: Comprehensive loss attributable to non-controlling interests	(4,006)	(11,255)	(30,587)	(4,609)
Comprehensive loss attributable to Origin Agritech Limited	(16,415)	(69,702)	(83,318)	(12,554)

Basic net income (loss) per share (note 21)
Continuing operations	(2.51)	(2.67)	(1.92)	(0.29)
Discontinued operations	1.90	(0.20)	(1.32)	(0.20)
Basic net loss per share attributable to Origin Agritech Limited	(0.61)	(2.87)	(3.24)	(0.49)

Diluted net income (loss) per share - diluted (note 21)
Continuing operations	(2.51)	(2.67)	(1.92)	(0.29)
Discontinued operations	1.90	(0.20)	(1.32)	(0.20)
Diluted net loss per share attributable to Origin Agritech Limited	(0.61)	(2.87)	(3.24)	(0.49)

Shares used in calculating basic net income (loss) per share	22,794,791	22,858,541	23,343,126	23,343,126

Shares used in calculating diluted net income (loss) per share	22,794,791	22,858,541	23,343,126	23,343,126

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except number of share and per share data)

	Equity attributable to Origin Agritech Limited
					Accumulated
			Additional		Other		Non-
	Common stock		Paid-in	Accumulated	Comprehensive	Treasury	controlling	Total
	Shares	Amount	Capital	Deficit	Loss	Stock	Interests	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of September 30, 2014	22,738,541	-	400,888	(103,000)	(4,446)	(37,445)	53,590	309,587

Net loss for the year	-	-	-	(13,808)	-	-	(4,006)	(17,814)
Share repurchased	75,000	-	-	-	-	-	-	-
Share-based compensation expense	-	-	1,612	-	-	-	-	1,612
Translation adjustments	-	-	-	-	(2,607)	-	-	(2,607)
Balance as of September 30, 2015	22,813,541	-	402,500	(116,808)	(7,053)	(37,445)	49,584	290,778

Net loss for the year	-	-	-	(65,578)	-	-	(11,255)	(76,833)
Issuance of restricted share	60,000	-	-	-	-	-	-	-
Share-based compensation expense	-	-	8,796	-	-	-	-	8,796
Translation adjustments	-	-	-	-	(4,124)	-	-	(4,124)
Balance as of September 30, 2016	22,873,541	-	411,296	(182,386)	(11,177)	(37,445)	38,329	218,617

Net loss for the year	-	-	-	(75,674)	-	-	(30,587)	(106,261)
Sale of treasury stock	500,000		(8,539)			14,654		6,115
Exercise of share options	55,000		543					543
Share-based compensation expense	130,000	-	5,404	-	-	-	-	5,404
Issuance of common shares	298,340		2,885					2,885
Business disposal			392				(7,252)	(6,860)
Translation adjustments	-	-	-	-	(7,644)	-	-	(7,644)
Balance as of September 30, 2017	23,856,881	-	411,981	(258,060)	(18,821)	(22,791)	490	112,799

In US$ @ 6.6369		-	62,074	(38,883)	(2,835)	(3,434)	74	16,996

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Operating activities:
Net loss	(17,814)	(76,833)	(106,261)	(16,011)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	30,547	31,222	27,687	4,172
Loss on disposal of plant and equipment	152	257	327	49
Loss on disposal of subsidiaries and assets	-	-	3,282	495
Allowance for doubtful account	-	242	-	-
Recovery on receivables	-	-	(712)	(107)
Impairment on plant and equipment	-	-	25,873	3,898
Provision for inventories	10,965	20,502	18,833	2,838
Non-cash interest expense (interest accretion)	-	-	3,227	486
Shares issued upon sign off of Equity Purchase Agreement (note 19)	-	-	1,039	157
Share-based compensation expense	1,612	8,796	5,404	814
Changes in operating assets and liabilities:
Accounts receivable	(1,030)	1,318	36	5
Due from related parties	2,698	-	-	-
Advances to growers	(37)	(876)	15,318	2,308
Advances to suppliers	7,267	3,121	(126)	(19)
Inventories	65,841	50,974	(21,533)	(3,244)
Income tax recoverable	-	-	49	7
Other current assets	(425)	40	(4,153)	(626)
Other assets	930	436	(1,914)	(288)
Accounts payable	(136)	(15)	4,114	620
Due to growers	(606)	2,589	21,114	3,181
Due to related parties	30,573	58,291	61,903	9,327
Advances from customers	(60,098)	(55,703)	(157,407)	(23,717)
Income tax payable	37	(37)	-	-
Deferred revenues	(7,781)	(4,240)	(7,008)	(1,056)
Other long-term liabilities	290	7,568	66	10
Other payables and accrued expenses	(10,796)	253	(9,325)	(1,405)

Net cash provided by (used in) operating activities	52,189	47,905	(120,167)	(18,106)

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(In thousands)

	Year ended September 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Investing activities:
Proceeds from disposal of commercial seed business, net of cash disposed (note 4)	-	10,000	33,165	4,997
Purchase of plant and equipment	(14,747)	(15,714)	(2,624)	(395)
Proceeds from disposal of plant and equipment	172	483	265	40
Purchase of land use rights	(900)	-	(1,267)	(191)
Purchase of intangible assets	(4,884)	(1,250)	-	-
Net cash provided by (used in) by investing activities	(20,359)	(6,481)	29,539	4,451

Financing activities:
Restricted cash	(4,610)	(901)	21,181	3,191
Proceeds from short-term borrowings	235,000	195,000	15,000	2,260
Proceeds from issuance of convertible promissory note	-	-	8,628	1,300
Proceeds from exercise of stock options	-	-	543	82
Proceeds from issuance of treasury stocks	-	-	6,115	921
Repayment of short-term borrowings	(240,000)	(225,000)	(90,000)	(13,561)
Proceeds from long-term borrowings	33,949	6,085	120,000	18,081
Repayment of long-term borrowings	(33,805)	(24,000)	(34,459)	(5,191)
Net cash provided by (used in) financing activities	(9,466)	(48,816)	47,008	7,083

Net increase (decrease) in cash and cash equivalents	22,364	(7,392)	(43,620)	(6,572)
Cash and cash equivalents, beginning of year	46,268	66,025	54,509	8,213
Effect of exchange rate changes on cash and cash equivalents	(2,607)	(4,124)	(7,644)	(1,152)
Cash and cash equivalents, end of the year	66,025	54,509	3,245	489

Supplemental disclosures of cash flow information:
Income taxes paid	1,258	1,436	1,282	193

Interest paid, net of interest capitalized	18,649	14,251	14,486	2,183

Supplemental disclosure of non-cash financing activities:
Issuance of commitment shares related to notes payable	-	-	1,847	278

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Origin Agritech Limited (“Agritech”), incorporated under the laws of the British Virgin Islands, and its subsidiaries and variable interest entities are referred to in this report as "we", "us", "our", or "the Company".  We are principally engaged in hybrid crop seed development, production and distribution business.

On September 26, 2016, we entered into a Master Transaction Agreement with Beijing Shihui Agricultural Development Co., Ltd. ( “Beijing Shihui” or the “Buyer”, a related party being controlled by close family members of the Company’s Chairman), formerly known as Beijing Shihui Agricultural Ltd., under which the Buyer agreed to purchase the corn seed production and distribution assets, the office building in Beijing, China, and generally the business of commercial corn seed production and sales now operated by the Company. On July 31, 2017, we completed the sale of 100% equity ownership interest in Changchun Origin Seed Technology Development Limited (“Changchun Origin”), 98.58% equity ownership interest in Denong Zhengcheng Seed Limited (“Denong”), 100% equity ownership interest in Linze Origin Seed Limited and Linze Branch of Beijing Origin Seed Limited (“Linze Origin”). On August 31, 2017, we transferred the control of Zhengzhou Branch of Beijing Origin Seed Limited (“Zhengzhou Branch”) to Beijing Shihui pursuant to a Management Agreement. For additional information, see note 4 - Discontinued Operations.

As of September 30, 2017, the Company’s subsidiaries and variable interest entities included in continuing operations consisted of the following:

	Date of	Place of	Percentage
	Incorporation	Incorporation	of	Principal
Name	or Establishment	or Establishment	Ownership	Activity

Subsidiaries:
State Harvest Holdings Limited(“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment Holding

Beijing Origin State Harvest Biotechnology Limited (“BioTech”)	December 1, 2004	People’s Republic of China (“PRC”)	100%	Hybrid seed technology development

Origin Agritech USA LLC (“Origin USA”)	August 12, 2016	United States of America (“USA”)	100%	Hybrid seed technology development

Variable interest entity:
Beijing Origin Seed Limited (note (i)) (“Beijing Origin”)	December 26, 1997	PRC	-	Hybrid crop seed development, production and Distribution

Subsidiaries held by Beijing Origin:
Henan Origin Cotton Technology Development Limited (note (i)) (“Henan Cotton”)	March 2, 2001	PRC	92.04%	Hybrid crop seed development, production and distribution

Xinjiang Originbo Seed Company Limited (note (i)) (“Xinjiang Origin”)	July 13, 2011	PRC	51%	Hybrid crop seed development, production and distribution

Note (i):	Beijing Origin Seed Limited, Henan Origin Cotton Technology Development Limited, and Xinjiang Originbo Seed Company Limited are collectively referred to as “Beijing Origin”.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

The Company has aggregated the financial information of Beijing Origin and its subsidiaries in the table below. The aggregated carrying amount of assets and liabilities of Beijing Origin and its subsidiaries after elimination of intercompany transactions and balances consolidated in the Company’s consolidated balance sheets as of September 30, 2016 and 2017 are as follows:

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

Risks in relation to the VIE structure

	September 30,
	2016	2017	2017
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	2,920	2,848	433
Restricted cash	21,181	-	-
Due from related party	-	33,300	5,017
Advances to suppliers	4,107	5,293	798
Inventories	579	19,911	3,000
Other current assets	1,667	1,306	197
Current assets of discontinued operations	446,449	22,027	3,315
Total current assets	476,903	84,685	12,760
Land use rights, net	14,399	13,851	2,087
Plant and equipment, net	151,997	144,798	21,817
Equity investments	18,721	18,721	2,821
Acquired intangible assets, net	13,923	8,585	1,294
Other assets	1,683	4,196	632
Non-current assets of discontinued operations	193,769	37,742	5,687
Total assets	871,395	312,578	47,098
LIABILITIES
Current liabilities
Short-term borrowings	105,000	15,000	2,260
Current portion of long-term borrowings	7,023	35,504	5,349
Accounts payable	1,287	1,451	219
Due to related parties	12,602	10,000	1,507
Other payables and accrued expenses	39,221	30,454	4,589
Current liabilities of discontinued operations	428,780	31,041	4,677
Total current liabilities	593,913	123,450	18,601
Long-term borrowings	20,000	56,769	8,554
Other long-term liability	19,426	20,468	3,084
Non-current liabilities of discontinued operations	8,080	-	-
Total liabilities	641,419	200,687	30,239

As of September 30, 2016 and 2017, consolidated assets of RMB247,231 and RMB 42,979, respectively, are collateral for the VIE’s obligations. These consolidated assets consisted of land use right of RMB17,867, and RMB 13,648, plant and equipment of RMB192,928 and RMB 29,331 and inventory of RMB 36,436 and nil as of September 30, 2016 and 2017, respectively.

The consolidated revenues of the Company generated from the VIE and its subsidiaries for the year ended September 30, 2015, 2016 and 2017 are 99.92%, 99.86% and 100.00%, of the total revenues respectively which are reported in discontinued operations. The VIE and its subsidiaries also account for 98.95% and 96.43% of the total assets of the Company as at September 30, 2016 and 2017, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

Liquidity and Going Concern

The Company incurred net losses of RMB17,814, RMB76,833 and RMB106,261 in the years ended September 30, 2015, 2016 and 2017, respectively. Working capital deficit was RMB136,398 and RMB45,045 as of September 30, 2016 and 2017, respectively. Accumulated deficit was RMB182,386 and RMB258,060 as of September 30, 2016 and 2017, respectively. The recurring losses from operations and net capital deficiency raise substantial doubt concerning the Company’s ability to continue as a going concern for a reasonable period of time.

On September 26, 2016, the Company entered into a Master Transaction Agreement with Beijing Shihui, pursuant to which, the Buyer agreed to purchase the business of commercial corn seed production and sales operated by the Company for an aggregate purchase price of RMB400,000. See note 4 for further details. The aggregate purchase price was increased to RMB421,000 as amended by a Supplemental Agreement effective August 16, 2017. Total cash consideration after offsetting certain payables to the Buyers and deducting certain bank loans from the aggregate purchase price amounted to RMB129,000. As of the date of this report, the Company has received cash of RMB64,040. The remaining cash balance of RMB64,960 will be received upon the Second Closing (defined in note 4) pursuant to the Supplemental agreement. The Company expects the Second Closing will be completed in fiscal year ended 2018.

On July 5, 2017, the Company entered into an equity purchase agreement (the “Equity Purchase Agreement”) with L2 Capital, LLC. Upon the terms and subject to the conditions thereof, L2 Capital, LLC is committed to purchase that number of ordinary shares of the Company equal to an aggregate market price of up to US$4,500. See note 19 for further details. Commencing on the date on which a registration statement registering the ordinary shares to be purchased becomes effective, the Company may sell its ordinary shares to L2 Capital, LLC subject to other limitation. The Company is currently preparing the registration statement and expects the registration statement will be filed and become effective during the fiscal year of 2018.

On December 21, 2017, the Company entered into a Property Transfer Agreement with Liaoning Agricultural Chemicals, Ltd to sell its office building and land use right in Shenyang for a total purchase price of RMB16,800. The Company has received 100% of the total purchase price as of the date of this report.

Besides the expected cash inflows from the aforementioned existing agreements, the Company is also seeking funds from other resources including but not limited to licensing its cord seed traits to its customers, applying for government grants for research and development activities, pursuing other capital investment from investors and selling certain company assets. The Company consistently reviews its working capital requirements and has also taken steps to reduce expenses. The Company has closed down the office of Origin USA and cut down the related personnel and administrative costs. The Company is also currently working with certain vendors and creditors to extend repayment terms.

Despite the Company’s effort to obtain additional funding and reduce operating costs, there is no assurance that the Company’s plans and actions will be successful. In addition, there can be no assurance that in the event additional sources of funds are needed they will be available on acceptable terms, if at all. The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

Convenience translation into United States dollars

The consolidated financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2017 of RMB 6.6369 to US $1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include inventory valuation, account receivable valuation, useful lives of plant and equipment and acquired intangible assets, the valuation allowance for deferred income tax assets, valuation of long-lived assets and share-based compensation expense. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash accounts, interest bearing savings accounts, time certificates of deposit and debt securities with a maturities of three months or less when purchased.

Inventories

Inventories are stated at the lower of cost, determined by weighted-average method, or net realizable value. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. The Company’s commercial seed inventories are reported in discontinued operations. Parent seed represents the seeds that are used for research and development activities.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

Valuation of long-lived asset

The Company reviews the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset and intangible assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets and intangible assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose. The Company has performed an impairment analysis on the plant and equipment in Xinjiang Origin and recorded an impairment loss of RMB 25,873. The impairment loss was reported in discontinued operations. See note 4 for details.

Revenue recognition

The Company derives its revenues primarily from the sale of various branded conventional seeds and branded seeds with biotechnology traits.

Revenue is recognized when pervasive evidence of an arrangement exists, products have been delivered, the price is fixed or determinable, collectability is reasonably assured and the right of return has expired. The Company generally determines the final selling price after a period the goods are delivered to the customers. Accordingly, the Company defers revenues recognition until the selling price has been finalized with the customers. The estimated amounts of revenues billed in excess of revenues recognized are recorded as deferred revenues. Revenue generated from seed production and distribution business is reported in discontinued operations.

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

The Company received several financial supports from various levels of the government. At fiscal years ended 2016 and 2017, the Company received government subsidies of RMB10,368 and RMB2,660, respectively for R&D and others. Government subsidies recognized as other income in the statement of income for the years ended September 30, 2015, 2016 and 2017, were RMB4, 631, RMB3, 688 and RMB1,407, respectively.

Cost of revenues

Cost of revenues consists of expenses directly related to sales, including the purchase prices and development costs for seeds and, during the fiscal years ended September 30, 2015, 2016 and 2017, agricultural chemical products, depreciation and amortization, impairment of inventory, shipping and handling costs, salary and compensation, supplies, license fees, and rent. Cost of revenue related to commercial seed production and distribution business is reported in discontinued operations.

Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

Advertising costs

Advertising costs are expensed when incurred and included in selling and marketing expenses. For the years ended September 30, 2015, 2016 and 2017, advertising costs were RMB919, RMB3,237 and RMB521, respectively.

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

For the years ended September 30, 2015, 2016 and 2017, shipping and handling cost included in selling and marketing expenses were RMB44, RMB2,055, and RMB1,604, respectively.

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

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based on the result of this analysis, the Company records an allowance for doubtful accounts.

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

Foreign currency translation

The functional currency of the Company excluding Agritech, Origin USA and State Harvest is Renminbi. Monetary assets and liabilities denominated in currencies other than Renminbi are translated into Renminbi at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than Renminbi are converted into Renminbi at the applicable rates of exchange prevailing the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of income and comprehensive income.

The functional currency of Agritech, Origin USA and State Harvest are maintained in United State dollars. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive (loss)/income. The Company has chosen Renminbi as its reporting currency.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the years. Diluted income (loss) per share gives effect to all dilutive potential common shares outstanding during the years. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

Discontinued Operations

The Company reports operating results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Through September 30, 2017, the Company reported discontinued operations when the operations and cash flows of a component of the Company had been eliminated or intended to be eliminated from ongoing operations. For a component to be disposed of by sale, financial results were classified as discontinued only when held for sale criteria were met. For a component to be disposed of other than by sale, financial results were not classified as discontinued until abandonment, distribution, or exchange occurred, depending on the manner of disposal. The operating results of the seed production and distribution entities and assets mainly including Changchun Origin, Denong, Linze Origin, Zhengzhou Branch, the office building in Beijing, PRC are presented as discontinued operations.

Recently issued accounting pronouncements

•	In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in the U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this update defer the effective date of ASU No. 2014-09. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU No. 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

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

In December 2016, the FASB further issued ASU No. 2016-20, Technical Corrections and Improvements (Topic 606), Revenue from Contracts with Customers, which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. This amendment is effective for financial statements issued for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

The Company does not expect the adoption of ASU No. 2014-09, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2016-20 have a material impact on its consolidated financial statements and related disclosures.

•	In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The amendments in this update require an entity to measure inventory within the scope of ASU No. 2015-11 (the amendments in ASU No. 2015-11 do not apply to inventory that is measured using last-in, first-out or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out or average cost) at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is uncharged for inventory measured using last-in, first-out or the retail inventory method. The amendments in ASU No. 2015-11 more closely align the measurement of inventory in U.S. GAAP with the measurement of inventory in International Financial Reporting Standards (“IFRS”). ASU No. 2015-11 is effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in ASU No. 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company does not expect the adoption of this ASU will have a material impact on its consolidated financial statements.

•	In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee).The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this update eliminate the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities. For public business entities, the amendments in ASU No. 2016-01 are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Except for the early application guidance discussed in ASU No. 2016-01, early adoption of the amendments in this update is not permitted. The Company does not expect the adoption of ASU No. 2016-01 will have a material impact on its consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

•	In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. The amendments in ASU No. 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments in ASU No. 2016-02 is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU No. 2016-02 on its consolidated financial statements.

•	In April 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee share-based payment transactions. The areas for simplification in ASU No. 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. The Company does not expect the adoption of ASU No. 2016-09 will have a material impact on its consolidated financial statements.

•	In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU No. 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of ASU No. 2016-13 on its consolidated financial statements.

•	In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of the adoption of ASU No. 2016-15 on its consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

•	In February 2017, the FASB issued ASU 2017-05 Other Income—Gains and Losses from the de-recognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset De-recognition Guidance and Accounting for Partial Sales of Nonfinancial Assets, which clarifies the scope of the nonfinancial asset guidance in Subtopic 610-20. This ASU also clarifies that the de-recognition of all businesses and nonprofit activities (except those related to conveyances of oil and gas mineral rights or contracts with customers) should be accounted for in accordance with the de-recognition and deconsolidation guidance in Subtopic 810-10. The amendments in this ASU also provide guidance on the accounting for what often are referred to as partial sales of nonfinancial assets within the scope of Subtopic 610-20 and contributions of nonfinancial assets to a joint venture or other non-controlled investee. The amendments in this ASU are effective for annual reporting reports beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company does not expect the adoption of ASU 2017-05 to have a material impact on our consolidated financial statements.

•	In May 2017, the FASB issued ASU 2017-09-Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. The requirement provides guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. For public business entities, this ASU should be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. The Company is currently evaluating the impact the adoption of ASU 2017-09 will have on its consolidated financial statements.

•	In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception, which addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is evaluating the impact of the adoption of ASU No. 2017-11 on its consolidated financial statements.

3.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related party relationships

Name of related parties	Relationship
Jilin Jinong Hi-tech Development Shares Co., Ltd. (“Jinong”)	Being long-term investment of the Company (note 10)

Beijing Shihui	Being owned by close family members of the Company’s Chairman

Xinjiang Ginbo Seeds Center	Being the non-controlling interest of Xinjiang Origin

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

(1)	Due from related parties

	September 30,
	2016	2017
	RMB	RMB

Beijing Shihui (i)	-	55,940

	-	55,940

Balance due from Shihui mainly consists of receivables of RMB38,200 related to disposal of the commercial seed business and working capital loan of RMB17,740.

(2)	Due to related parties

	September 30,
	2016	2017
	RMB	RMB

Henan Agriculture University	1,000	-
Xinjiang Ginbo Seeds Center (i)	10,000	10,000
Companies controlled by the Company’s directors	1,585	1,576
Ex-shareholders of State Harvest	16	16

	12,601	11,592

Note (i): Xinjiang Origin has received a cash advance of RMB10,000 from Xinjiang Ginbo Seeds Center during the year ended September 30, 2016, which is unsecured, interest-free and repayable on demand.

(3)	Transactions with related parties

(a)	Technology usage fees charged by

	Year ended September 30,
	2015	2016	2017
	RMB	RMB	RMB

Henan Agriculture University	-	1,000	-

	-	1,000	-

The above amounts related to technology usage fees paid to certain related party research centers for the exclusive right to use certain seed technologies.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

(b)	Rental income received from

	Year ended September 30,
	2015	2016	2017
	RMB	RMB	RMB

Beijing Shihui	-	250	-

(c)	Service income received from

	Year ended September 30,
	2015	2016	2017
	RMB	RMB	RMB

Beijing Shihui	-	-	396

(d)	Service fee charged by

	Year ended September 30,
	2015	2016	2017
	RMB	RMB	RMB

Beijing Shihui	-	-	600

(e)	Subsidiaries and assets sold to a related party

As further described in note 4, on September 26, 2016, the Company entered into a Master Transaction Agreement to sell its proprietary China-based commercial corn seed production and distribution business for RMB 400,000 to Beijing Shihui. On August 16, 2017, the Company entered into a supplemental agreement to the Master Transaction Agreement to increase the total consideration to RMB 421,000 and modify the payment terms.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

4.	DISCONTINUED OPERATIONS

On September 26, 2016, the Company entered into a Master Transaction Agreement with Beijing Shihui, under which the Buyer agreed to purchase the corn seed production and distribution assets, the office building in Beijing, China, and generally the business of commercial corn seed production and sales operated by the Company. On August 16, 2017, the Company entered into a Supplemental Agreement to the Master Transaction Agreement, pursuant to which, the aggregate purchase price was increased from RMB 400,000 to RMB 421,000 and certain payment arrangement provisions were amended.

The overall transaction is conducted in two steps. The first step is the sale of the equity held by Beijing Origin of each of the Denong, Changchun Origin and Linze Origin companies, and the second step is the sale of a company holding the assets of Zhengzhou Branch and the office building in Beijing, PRC. The second step requires Beijing Origin to effect a restructuring to form an entity to own the current office building located in Beijing, China and certain other assets (together the “Zhengzhou Branch Assets”), which entity is sold to the Buyer so as to transfer the building and assets to the Buyer.

When the first step is completed (the “First Closing”), the Buyer should give Beijing Origin a total consideration of RMB 221,000, consisting of cash payment of RMB 79,000 and bank loans reduction of RMB 142,000, for the 98.58% equity ownership interest in Denong, 100% equity ownership interest in Changchun Origin and 100% equity ownership interest in Linze Origin (together the “VIE Subsidiaries”). The First Closing is conditioned (among other things) on Beijing Origin acquiring the current minority percentage ownership of Changchun Origin that is held by the Company’s Chairman, so as to deliver to the Buyer 100% of the equity ownership of Changchun Origin. The minority interest of Denong should continue to be held by two third parties and should not be sold to the Buyer. When the second step is completed (the “Second Closing”), the Buyer should give Beijing Origin a total consideration of RMB200,000, payable in cash after offsetting the then outstanding payables to the Buyer up to RMB 150,000, for the 100% ownership interest in an entity formed by Beijing Origin as part of its reorganization to hold the Zhengzhou Branch Assets.

On July 31, 2017, the Company completed the First Closing and sold the VIE subsidiaries. On August 31, 2017, the Company transferred the control of Zhengzhou Branch to Beijing Shihui pursuant to a Management Agreement and the net assets in Zhengzhou Branch intended to be sold at the Second Closing are considered sold. Of the total purchase price of RMB421,000, RMB347,085 was allocated to the aforementioned disposed entities and assets and RMB73,915 was allocated to the office building in Beijing, China. As of September 30, 2017, (1) total cash consideration of RMB45,400 inclusive of the RMB10,000 deposits was received, (2) principal amount of the bank loans amounted to RMB142,000 in the VIE subsidiaries was offset against the purchase price, (3) outstanding payables of RMB121,485 by Zhengzhou Branch to Buyer was offset against the purchase price. During the year ended September 30, 2017, we recognized a loss of RMB3,282 on the sale of commercial corn seed production and sales business operated by the Company. The loss is reported in discontinued operations in the consolidated statements of operations and comprehensive income.

The assets and liabilities of the entities that were sold and to be sold have been reclassified as “assets of discontinued operations” and “liabilities of discontinued operations” within current and non-current assets and liabilities, respectively, on the consolidated balance sheets as of September 30, 2016 and 2017. The results of operations of the entities or assets that were sold and to be sold have been reclassified to “net income (loss) from discontinued operations” in the consolidated statements of income and comprehensive income for the years ended September 30, 2015, 2016 and 2017.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

Results of discontinued operations are summarized as follows:

	Year ended September 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Revenues	376,250	334,770	235,823	35,532
Cost of revenues	(264,039)	(259,253)	(172,180)	(25,943)
Gross profit	112,211	75,517	63,643	9,589
Operating expenses
Selling and marketing	(39,987)	(38,079)	(21,149)	(3,187)
General and administrative	(26,576)	(30,373)	(17,602)	(2,652)
Research and development	(2,599)	(2,760)	(659)	(99)
Other income (expense), net	8,586	(1,301)	360	54
Total operating expenses, net	(60,576)	(72,513)	(39,050)	(5,884)

Income from discontinued operations	51,635	3,004	24,593	3,705

Interest expense	(8,067)	(6,644)	(5,480)	(826)
Interest income	119	93	34	5
Impairment on plant and equipment and inventories	-	-	(44,706)	(6,736)
Income (loss) before income taxes from discontinued operations	43,687	(3,547)	(25,559)	(3,852)

Income tax (expense) benefits from discontinued operations
Current	(1,295)	(1,436)	(1,281)	(193)
Deferred	-	-	-	-
Income tax (expenses) benefit from discontinued operations	(1,295)	(1,436)	(1,281)	(193)

Loss on disposal of commercial seed business	-	-	(3,282)	(495)
Net income (loss) from discontinued operations	42,392	(4,983)	(30,122)	(4,540)
Less: Net income (loss) attributable to non-controlling interests	(916)	(480)	821	124
Net income (loss) from discontinued operations attributable to Origin Agritech Ltd.	43,308	(4,503)	(30,943)	(4,664)

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

Assets and liabilities from discontinued operations are summarized as follows:

	September 30,
	2016	2017	2017
	RMB	RMB	US$
Assets of discontinued operations
Cash and cash equivalents	50,934	-	-
Accounts receivable	491	24	4
Advances to suppliers	2,778	-	-
Advances to growers	21,672	-	-
Inventories	367,462	22,003	3,315
Income tax recoverable	48	-	-
Other current assets	3,064	-	-
Current assets of discontinued operations	446,449	22,027	3,319

Land use rights, net	16,341	5,258	793
Plant and equipment, net	161,690	32,484	4,894
Goodwill	11,973	-	-
Acquired intangible assets, net	3,038	-	-
Other assets	727	-	-
Non-current assets of discontinued operations	193,769	37,742	5,687

Total assets of discontinued operations	640,218	59,769	9,006

Liabilities of discontinued operations
Short-term borrowings	85,000	-	-
Accounts payable	3,083	-	-
Due to growers	19,926	6,535	985
Due to related parties	91,304	22,640	3,411
Advances from customers	208,844	1,866	281
Deferred revenues	7,008	-	-
Other payables and accrued expenses	13,994	-	-
Current liabilities of discontinued operations	429,159	31,041	4,677
Other long-term liability	8,080	-	-
Non-current liabilities of discontinued operations	8,080	-	-

Total liabilities of discontinued operations	437,239	31,041	4,677

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

The Company has combined cash flows from discontinued operations with cash flows from continuing operations within the operating, investing and financing categories within the consolidated statement of cash flows. Cash and non-cash items for certain operating and investing activities related to discontinued operations for the years ended September 30, 2015, 2016 and 2017 are as follows:

	Year Ended September 30
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Depreciation and amortization	14,195	13,878	12,483	670
Asset impairment	56,411	26,941	44,706	6,736
Capital expenditures	3,334	2,510	-	-

Related party transactions that are reported in discontinued operations are as follows:

(1)	Due to related parties

	September 30,
	2016	2017
	RMB	RMB

Beijing Shihui (i)	91,304	22,640

	91,304	22,640

Note (i): The balance as of September 30, 2016 and 2017 represented the advance from Beijing Shihui for its seed sales.

(2)	Sales to related parties

	Year ended September 30,
	2015	2016	2017
	RMB	RMB	RMB

Beijing Shihui	40,586	102,234	183,487

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	September 30,
	2016	2017
	RMB	RMB

Prepayments for advertisement	2,200	2,206
Prepayments for testing fee	261	719
Deposits for research and development fee	202	207
Prepayments for professional fee	328	200
Others	1,594	1,966

	4,585	5,298

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

6.	INVENTORIES

Inventories consist of the following:

	September 30,
	2016	2017
	RMB	RMB
Low value supplies	94	925
Parent seeds	530	298
Provision	-	-

	624	1,223

No inventories have been pledged as collateral for bank loans as of September 30, 2016 and 2017. No provision has been made for inventories for the years ended September 30, 2016 and 2017.

7.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	September 30,
	2016	2017
	RMB	RMB

Advances to staff for business use	1,594	1,249
Deposits for rental	3	3
Others	92	74

	1,689	1,326

8.	LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	September 30,
	2016	2017
	RMB	RMB
Land use rights	17,241	17,241
Accumulated amortization	(2,842)	(3,390)

Land use rights, net	14,399	13,851

Land use rights with net values of RMB 12,456 and nil have been pledged as collateral for bank loans as of September 30, 2016 and 2017. Amortization expenses for the years ended September 30, 2015, 2016 and 2017 were RMB548, RMB548 and RMB548, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

9.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2016	2017
	RMB	RMB

Plant and building	127,601	127,608
Machinery and equipment	44,098	48,625
Furniture and office equipment	12,388	12,392
Motor vehicles	4,378	4,777
Total	188,465	193,402
Accumulated depreciation	(42,021)	(50,081)
Accumulated impairment	-	-
Construction in progress	5,615	1,511
Plant and equipment, net	152,059	144,832

Included in plant and building with net values of RMB 144,184 and RMB 37,720 have been pledged for bank loans as of September 30, 2016 and September 30, 2017.

The depreciation expenses for the years ended September 30, 2015, 2016 and 2017 were RMB7,859, RMB8,805, and RMB8,724, respectively.

Construction in progress mainly refers to the new seed incubation facilities under construction.

10.	LONG TERM INVESTMENTS

Equity investments consist of the following:

	September 30,
	2016	2017
	RMB	RMB

Cost method investment	18,721	18,721

In previous years, the Company owned 23% equity interest in Jinong and accounted for equity method investment. In 2012, one shareholder of Jinong increased its investment in Jinong’s shares, thereby the equity interests held by the Company were reduced to 17.94% and the Company is considered to no longer have a significant influence on Jinong. Therefore, the investment in Jinong was accounted for the cost method investment as of September 30, 2016 and 2017.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

11.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	September 30,
	2016	2017
	RMB	RMB

Technology rights for licensed seeds	75,899	75,899
Others	4,739	4,739

	80,638	80,638
Accumulated amortization	(55,709)	(61,862)
Impairment provision	(3,037)	(3,037)

Acquired intangible assets, net	21,892	15,739

Amortization expenses for the years ended September 30, 2015, 2016 and 2017 were RMB 7,670, RMB 6,637 and RMB 6,153, respectively. No impairment provision has been charged for the years ended September 30, 2015, 2016 and 2017.

Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB

2018	3,719
2019	2,034
2020	1,058
2021	1,032
2022	995

Total	8,838

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights are amortized over an average usage period of 5 years and are charged to general and administrative expenses.

12.	OTHER ASSETS

Other assets consist of the following:

	September 30,
	2016	2017
	RMB	RMB

Prepaid lease	1,683	1,196
Guarantee fund for long-term borrowing	-	3,000

	1,683	4,196

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

13.	BORROWINGS

Borrowings consisted of the following:

	September 30,
	2016	2017
	RMB	RMB
Borrowing from China Construction Bank under Beijing Origin, due on December 24, 2016 with annual interest rate of 4.57%, secured by the Beijing’s property and land use right, fully repaid on December 30, 2016	60,000	-
Borrowing from China Minsheng Bank under Beijing Origin, due on June 23, 2017 with annual interest rate of 5.00%, guaranteed by the Company’s chairman and fully repaid on June 29, 2017	10,000	-
Borrowing from Bank of Beijing under Beijing Origin, due on April 18, 2017 with annual interest rate of 5.22%, guaranteed by the Company’s chairman, fully repaid on March 29, 2017	20,000	-
Borrowing from Bank of Communications under Zhengzhou Branch, originally due on May 18, 2017 and extended to November 18, 2017 with annual interest rate of 5.87% and 6.41% at September 30, 2016 and 2017, respectively, secured by Zhengzhou Branch’s plant and equipment and is guaranteed by the Chairman of the Company, fully repaid on January 8, 2018	15,000	15,000
Short-term borrowings	105,000	15,000

Line of credit up to RMB41,000,000 from Agricultural Bank of China under Xinjiang Origi, due on December 25, 2016 with annual interest rate ranging from 5.23% to 7.04%, guaranteed by Beijing Origin and Xinjiang AiBiHu Agricultural Industrial Commercial Enterprise (third-party) , fully repaid on December 23, 2016	3,000	-
Borrowing from Bank of China under Xinjiang Origin, due on October 8, 2016 with annual interest rate of 4.99%, secured by Xinjiang’s property and land use right, fully repaid on December 20, 2016	4,023	-
Borrowing from China Merchants Bank under Origin Agritech Limited, due on December 29, 2016 with annual interest rate of 2.38%, secured by fixed deposit of RMB21,181 and Standby Letter of Credit, fully repaid on December 31, 2016	20,034	-
Borrowing from Shanghai Pudong Development Bank under Beijing Origin, due on December 8, 2017 with annual interest rate of 6.18%, guaranteed by the Company’s chairman, fully paid on December 27, 2017	20,000	20,000
Borrowing from Beijing Agriculture Finance Leasing, LLC. under Beijing Origin, payable on installment, due on December 29, 2020 with effective annual interest rate of 10.35%, secured by Beijing’s properties and land use right	-	72,273
Long-term borrowings	47,057	92,273

Current portion of long-term borrowings	27,057	35,504

Non-current portion of long-term borrowings	20,000	56,769

Interest expense related to borrowings amounted to RMB10,568, RMB7,607 and RMB8,760 for the years ended September 30, 2015, 2016 and 2017, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

14.	NOTES PAYABLE

On July 5, 2017, the Company issued a convertible promissory note (the “Loan Note”) to L2 Capital, LLC (“L2”) in the aggregate principal amount of up to a maximum amount of RMB15,562 (US$2,345), which will be available in five tranches. Each tranche is available to be withdrawn when the specified milestone is achieved. The Loan Note bears interest at 8% per annum and has an original issue discount of approximately 13%. In connection with each draw down of the Loan Note, the Company should issue its common stocks, for an aggregate maximum of 293,087 shares (“Commitment Shares”). The Loan Note matures six months from the date of each draw down, and the principal is repaid with a premium ranging from 115% to 130%, depending on the date of repayment. The default repayment premium is 40%. The maturities may be extended for two-week periods upon the prepayment of a percentage portion of the principal then due. The Loan Note must also be repaid in full upon a qualified offering of in excess of US$2,000. The Loan Note is convertible to common stock at any time on or after an event of default as defined in the Loan Note agreement at a conversion price equaled to the lowest trading price of the common stock during the 15 trading days prior to the conversion. The Loan Note is secured by all the assets of the Company located in the United States. As of September 30, 2017, the Company has completed Tranche 1 and Tranche 2 withdrawals with cash proceeds of RMB8,628 (US$1,300) and issued 189,644 shares for Commitment Shares. The aggregate principal of Tranche 1 and Tranche 2 amounted to RMB10,068 (US$1,517).

The Company evaluated FASB ASC 480-10, Distinguishing Liabilities from Equity to determine the appropriate classification of the Loan Note. The Loan Note will be settled with a variable number of common stocks the monetary value of which is based solely or predominantly on a fixed monetary amount known at inception, and therefore is accounted for as liabilities in accordance with FASB ASC 480-10, no further analysis for FASB ASC 815, Derivatives and Hedging was required. The Company measured the Loan Note initially at fair value, which is accreted up to the amounts expected to be settled (either cash expected to be paid or common stocks expected to be converted) based on the Company’s analysis. At the inception, the Company considered the principal, interests and penalty (default repayment premium) amounts will be very likely to be settled in full by the conversion of common stocks at the maturity of the Loan Note due to the Company’s working capital deficiency situation (note 2), the fair value of the Loan Note is therefore determined and accounted for at the maximum amounts of principal, interest and default repayment premium under the effective interest method. The related debt issuance costs including the original issuance discount, the legal fees and the Commitment Shares are reported in the balance sheet as a direct deduction from the fair value of the Loan Note.

The Loan Note was measured subsequently at fair value with changes in fair value recognized in earnings. No changes in fair value was recognized as of September 30, 2017. As of September 30, 2016 and 2017, the balance of Loan Note was nil and RMB8,335 (US$1,256), respectively.

15.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,
	2016	2017
	RMB	RMB
Payable for purchase of plant and equipment	79	69
Payable for purchase of construction-in-progress	8,641	5,346
Professional fee payable	9,154	6,741
Salaries and bonus payable	7,841	8,537
Accrued interest	-	390
Other taxes payable	544	303
Deposits from others	7,302	652
Payable for labor union, housing fund and education expenses	785	488
Deferred government subsidies	4,806	4,782
Others	243	3,870
	39,395	31,178

16.	OTHER LONG-TERM LIABILITY

During the fiscal year 2011, the Company received government subsidies from the local PRC government for plant and equipment projects of RMB14.00 million and land use right of RMB10.90 million; in fiscal year 2016, the Company received government subsidies from the local PRC government for equipment projects of RMB8.63 million. In fiscal year 2017, the Company received government subsidies from the local PRC government for equipment projects of RMB4.04 million (US$0.6 million). The non-current portion of such government subsidies are recorded as long-term liability for, which will be amortized over the estimated useful lives related to the plant and equipment and land use right.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

Under the terms of the 2014 Plan, on January 2, 2015 the Company granted its employees options to purchase 195,000 ordinary shares at the price of US$1.48 (“Tranche 10”), on January 4, 2016 the Company granted its employees options to purchase 185,000 ordinary shares at the price of US$1.38 (“Tranche 11”), on April 19, 2016 the Company granted its employees options to purchase 600,000 ordinary shares at the price of US$2.05 (“Tranche 12”), on May 16, 2016 the Company granted its employees options to purchase 200,000 ordinary shares at the price of US$1.65 (“Tranche 13”),on August 3, 2016 the Company granted its employees options to purchase 200,000 ordinary shares at the price of US$2.0 (“Tranche 14”), on January 3, 2017 the Company granted its employees options to purchase 180,000 ordinary shares at the price of US$2.07 (“Tranche 15”).

All the options have an expiration date that is 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 5 years. 1,060,000 and 700,000 options under the 2009 Plan, and 1,380,000 and 1,510,000 options under the 2014 Plan were outstanding as of September 30, 2016 and 2017, respectively.

After the adjusted awards, all the option awards have an exercise price of USD 1.27 to USD 12.23 and expire 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 5 years.

On December 22, 2014, January 2, 2016 and December 28, 2016, the compensation committee of the Board of Directors approved the substitution of restricted stock for outstanding grants under Tranche 5,6&7 respectively, that no longer offer the kind of incentive opportunity originally sought for valued employees given the fall in the market price of the ordinary shares during recent years. The revised terms of the stock options were accounted for as a modification in accordance with ASC 718-20. For the purpose of determining the amount of any incremental share-based compensation cost that may have resulted from the modification of the exercise prices, the Company compared the fair value of modified awards and that of the original awards, determined that RMB616, RMB542 and RMB982(US$148) respectively, of the modifications required the recognition of additional share-based payment expense, respectively.

For the options outstanding at September 30, 2016 and 2017, the weighted average remaining contractual lives are 5.1 and 4.9 years, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

The Company recorded share-based compensation expense of RMB1,612, RMB8,796 and RMB3,016 for the years ended September 30, 2015, 2016 and 2017 respectively. As of September 30, 2016 and 2017, there were RMB2,676 and RMB690 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the 2014 Plan. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 0.87 year.

A summary of the share option activity under the 2005, 2009 and 2014 Plans is as follows:

	Tranche 6	Tranche 7	Tranche 8	Tranche 9	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15

Grant date	January 3, 2011	January 3, 2012	January 2, 2013	January 2, 2014	January 2, 2015	January 4, 2016	April 19, 2016	May 16, 2016	August 3, 2016	January 3, 2017

Options outstanding as of October 1, 2015	115,000	365,000	355,000	345,000	195,000	-	-	-	-	-
Number of options granted	-	-	-	-	-	185,000	600,000	200,000	200,000	-
Options cancelled/expired	(115,000)	(230,000)	-	-	-	-	-	-	-	-

Options outstanding as of September 30, 2016	-	135,000	355,000	345,000	195,000	185,000	600,000	200,000	200,000	-
Number of options granted	-	-	-	-	-	-	-	-	-	180,000
Options exercised		(5,000)				(50,000)
Options cancelled/expired	-	(130,000)	-	-	-	-	-	-	-	-
Outstanding as of September 30, 2017	-	-	355,000	345,000	195,000	135,000	600,000	200,000	200,000	180,000

Options vested and exercisable
At September 30, 2016	-	135,000	355,000	345,000	195,000	185,000	600,000	200,000	200,000	-

At September 30, 2017	-	-	355,000	345,000	195,000	135,000	600,000	200,000	200,000	180,000

Weighted average fair value at the grant date (USD)	6.08	1.45	0.76	0.65	0.75	0.90	1.54	1.24	1.44	0.40

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche 6	Tranche 7	Tranche 8	Tranche 9	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15

Exercise price (US$)	10.84	2.55	1.44	1.27	1.48	1.38	2.05	1.65	2.00	2.07
Average risk-free interest rate	1.03%	0.40%	0.37%	0.76%	1.07%	1.73%	1.79%	1.75%	1.55%	1.94%
Expected option life (year)	3	3	3	3	3	5	10	10	10	5
Volatility rate	88.03%	90.30%	86.32%	79.20%	79.67%	80.72%	69.27%	69.92%	65.37%	63.87%
Dividend yield	-	-	-	-	-	-	-	-	-	-

The aggregate intrinsic value as of September 30, 2016 and 2017 is USD1,476 and USD265, respectively.

18.	TREASURY STOCK

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

During the year ended September 30, 2017, the Company sold 500,000 shares of treasury stock with a total cost of RMB 14,654 for a total sale price of RMB 6,115.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

19.	EQUITY LINE

On July 5, 2017, the Company entered into an equity purchase agreement (the “Equity Purchase Agreement”) with L2 Capital, LLC. Upon the terms and subject to the conditions thereof, the selling stockholder is committed to purchase that number of ordinary shares of the Company (the “Purchase Shares”) equal to an aggregate market price of up to US$4,500 (the “Total Commitment Amount”). From time to time, commencing on the date on which a registration statement registering the ordinary shares to be purchased becomes effective, the Company may, in its sole discretion, provide the selling stockholder with a put notice (each a “Put Notice”) to purchase a specified number of the Purchase Shares (each a “Put Amount Requested”), subject to the limitations and conditions stated in the Equity Purchase Agreement. Upon delivery of a Put Notice, the Company must deliver the Put Amount Requested as a Deposit Withdrawal at Custodian so as to deliver the ordinary shares being sold to the selling stockholder within two trading days. There are certain equity conditions that the Company must meet to be able to deliver a Put Notice, including being in compliance with the terms of the aforementioned Loan Note and the Equity Purchase Agreement, a Put Amount Request cannot exceed the full committed amount under the Equity line, a Put Amount Request cannot exceed 9.99% of the outstanding ordinary shares, the continued listing and trading of the ordinary shares, and the registration statement of which this prospectus is a part, is effective and the information therein is current.

The Put Amount Requested pursuant to any single Put Notice is limited to a maximum of 150% of the average trading volume of the ordinary shares as traded on Nasdaq or other exchange on which the ordinary shares are listed, and not less than US$25 in value. A subsequent put may only be made 10 trading days after the earlier put. The equity line may be terminated at any time, subject to a short notice period.

The actual amount of proceeds the Company receives pursuant to each Put Notice (each, the “Put Amount”) is to be determined by multiplying the Put Amount Requested by the applicable purchase price. The purchase price for each of the Purchase Shares equals to 94% of the lowest market price of the Company’s ordinary shares on Nasdaq for any trading day during the 5 trading days immediately after the date of the respective Put Notice.

As of September 30, 2017, no registration statement has taken effect and the Company only issued 108,696 ordinary shares to L2 Capital, LLC for its commitment to enter into the Equity Purchase Agreement.

20.	INCOME TAXES

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

Preferential tax treatment of Beijing Origin as “high technology” company (High-tech Status) from October 28, 2011 to October 27, 2017 has been granted by the relevant tax authorities. Beijing Origin is entitled to a preferential tax rate of 15% which is subject to annual review. As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2015, 2016 and 2017 are 15%. Xinjiang Origin is entitled to a preferential tax of 2 years exemption and 3 years of half EIT from January 1, 2012 to December 31, 2016 in accordance with Cai Shui [2011] No. 53 and Cai Shui [2011] No. 60 issued by the PRC State Administration of Taxation and Xin Cai Fa Shui [2011] No. 51 issued by the Xinjiang Local Taxation Bureau. Xinjiang Origin is currently in the status of 25% for the year ended September 30, 2017.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

Had all the above tax holidays and concessions not been available, the tax charges would have been (decreased)/increased by RMB(1,149), RMB(5,609) and RMB4,274, and the basic net loss per share would have been (decreased)/increased by RMB(0.13), RMB(0.25) and RMB0.18 for the years ended September 30, 2015, 2016 and 2017, respectively. The diluted net loss per share for the years ended September 30, 2015, 2016 and 2017 would have been (decreased)/increased by RMB(0.13), RMB(0.25) and RMB0.18, respectively.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2017, the management considered that the Company had no uncertain tax positions affected its consolidated financial position. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

The provision for income taxes expenses consists of the following:

Year ended September 30,
	2015	2016	2017
	RMB	RMB	RMB

Current	-	-	-
Deferred	-	-	-

	-	-	-

The principal components of the deferred income tax assets are as follows:

	September 30,
	2016	2017
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	21,567	39,578
Impairment on inventory	(82)	(82)
Others	2,383	(26,230)

Non-current deferred income tax assets	23,868	13,266
Valuation allowances	(23,868)	(13,266)

Net non-current deferred income tax assets	-	-

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2016 and 2017.

A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

The net operating loss attributable to those PRC entitiescan only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely. The expiration period of unused tax losses is as follows:

	Year ended September 30,
	2016	2017
	RMB	RMB
Calendar year ending,
2016	40,099	-
2017	21,254	9,804
2018	5,290	4,815
2019	19,348	19,348
2020	12,146	12,146
2021 and thereafter	-	181,922

	98,137	228,035

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended September 30,
	2015	2016	2017
	%	%	%

Statutory rate	25	25	25
Effect of preferential tax treatment	(9)	(8)	6
Effect of different tax jurisdiction	(2)	(6)	8
Permanent book-tax difference	4	-	(1)
Change in valuation allowance	1	(2)	(14)
Under/(Over) provision in prior year	(19)	(9)	(24)

Effective income tax rate	-	-	-

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

21.	INCOME/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year ended September 30,
	2015	2016	2017
	RMB	RMB	RMB
Numerator:
Net loss from continuing operations attributable to Origin Agritech Limited	(57,116)	(61,075)	(44,731)
Net income (loss) from discontinued operations attributable to Origin Agritech Limited	43,308	(4,503)	(30,943)
Net loss attributable to Origin Agritech Limited	(13,808)	(65,578)	(75,674)

Denominator:
Average common stock outstanding - basic	22,794,791	22,858,541	23,343,126
Dilutive effect of share options	-	-	-
Diluted shares	22,794,791	22,858,541	23,343,126

Basic and Diluted Per Share Data:
Basic earnings (loss) per share attributable to Origin Agritech Limited:
Continuing operations	(2.51)	(2.67)	(1.92)
Discontinued operations	1.90	(0.20)	(1.32)
	(0.61)	(2.87)	(3.24)
Diluted earnings (loss) per share attributable to Origin Agritech Limited:
Continuing operations	(2.51)	(2.67)	(1.92)
Discontinued operations	1.90	(0.20)	(1.32)
	(0.61)	(2.87)	(3.24)

For the year ended September 30, 2015, 2016 and 2017, the effect of the outstanding options was anti-dilutive.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

22.	EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB8,332, RMB7,875 and RMB7,241 for the years ended September 30, 2015, 2016 and 2017 respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. No appropriation has been made for the years ended September 30, 2015, 2016 and 2017. There was no after-tax profit recorded in the PRC statutory accounts for 2016 and 2017. On the other hand, the amount set aside as of September 30, 2016 and 2017 were RMB24,789 and RMB20,848.

23.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

As of September 30, 2016 and 2017, capital commitments for the purchase of long-term assets are as follows:

	September 30,
	2016	2017
	RMB	RMB

Equipment	4,172	2,702
Intangible assets	1,000	-

	5,172	2,702

(b)	Operating lease

The Company leased certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended September 30, 2015, 2016 and 2017 were RMB1,855, RMB2,314 and RMB2,908, respectively.

As of September 30, 2017, the Company was obligated under operating leases requiring minimum rental as follows:

Year ending September 30,	RMB

2018	1,128
2019	550
2020	481
2021	453
2022	455
Thereafter	3,267

6,334

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

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

Interest risk

The interest rates and terms of repayment of bank and other borrowings ranged from 4.57% to 10.35%, which are fixed at the inception of the borrowings. Other financial assets and liabilities do not have material interest rate risk.

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

26.	SUBSEQUENT EVENTS

The Loan Note issued July 5, 2017, to L2 Capital, LLC has a conversion provision that allows the holder to convert at its discretion, from time to time, the outstanding principal, interest and penalties and other amounts due thereon into shares of common stock based on a formula tied to the market price of an ordinary share. The holder’s conversion right commenced January 5, 2018, and will continue until the Loan Note is paid in full. Through January 29, 2018, the holder has converted an aggregate of US$887 due under the terms of the Loan Note into an aggregate of 1,086,929 ordinary shares. As of January 29, 2018, total amount due on the Loan Note is US$1,517, consisted of overdue principal, accrued interest and penalties of US$874, US$294 and US$350, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial statements of Origin Agritech Limited (the “parent company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the parent company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB109,651 and RMB84,517 as of September 30, 2016 and 2017, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEET

	September 30
	2016	2017	2017
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	581	17	3
Other receivables	3	3	1
Prepaid expenses	-	-	-
Due from inter-companies	129,811	109,321	16,472
Total current assets	130,395	109,341	16,476
Investment in unconsolidated subsidiaries	71,512	4,544	684
Total assets	201,907	113,885	17,160

LIABILITIES AND EQUITY
Current liabilities
Due to related parties	1,586	1,576	238
Total current liabilities	1,586	1,576	238
Long-term borrowings	20,033	-	-
Total liabilities	21,619	1,576	238
Total stockholders’ equity	180,288	112,309	16,922
Total liabilities and stockholders’ equity	201,907	113,885	17,160

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2016 AND 2017

(In thousands, except number of share, per share data and unless otherwise stated)

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year ended September 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Revenues	303	204	-	-
Cost of revenues	-	-	-	-
Operating expenses
General and administrative	(4,335)	(16,035)	(3,016)	(455)
Loss from operations	(4,032)	(15,831)	(3,016)	(455)
Equity method loss	(9,223)	(49,009)	(72,491)	(10,922)
Interest expense	(553)	(738)	(167)	(25)
Loss before income taxes	(13,808)	(65,578)	(75,674)	(11,402)
Income tax (expense) benefits
Income tax expense	-	-	-
Reversal of contingent tax liability	-	-	-
Income tax benefits	-	-	-

Net loss	(13,808)	(65,578)	(75,674)	(11,402)
Other comprehensive loss
Foreign currency translation difference	(2,607)	(4,124)	(7,644)	(1,152)
Total comprehensive loss	(16,415)	(69,702)	(83,318)	(12,554)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended September 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Net cash provided by (used in) operating activities	(7,242)	(20,009)	20,456	3,082
Net cash provided by (used in) financing activities	3,255	14,881	(13,376)	(2,015)
Net increase (decrease) in cash and cash equivalents	(3,987)	(5,128)	7,080	1,067
Cash and cash equivalents, beginning of year	671	341	581	88
Effect of exchange rate changes on cash and cash equivalents	3,657	5,368	(7,644)	(1,152)
Cash and cash equivalents, end of year	341	581	17	3

BASIS OF PRESENTATION

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

