Form 20-F
period 2018-09-30
Origin Agritech LTD
filed 2019-06-03
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2018

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

Tel: (86-10) 5890-7588

Fax: (86-10) 5890-7577

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares	SEED	NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2018) covered by the annual report: 3,196,244 ordinary shares.

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

☒Yes    ☐No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

☐Yes    ☒No

ORIGIN AGRITECH LIMITED

INTRODUCTION

Except where the context otherwise requires and for purposes of this Annual Report only:

“we,” “us,” “our company,” “our,” the “Company” and “Origin” refer to Origin Agritech Limited, State Harvest Holdings Limited and the following, which are collectively described in this Annual Report as “our PRC Operating Companies”: Beijing Origin State Harvest Biotechnology Limited, or Origin Biotechnology, Beijing Origin Seed Limited, or Beijing Origin, and its four subsidiaries, (i) Henan Origin Cotton Technology Development Limited, or Henan Origin, (ii) Xinjiang Originbo Seed Limited, or Xinjiang Origin, (iii) Origin Agritech USA, LLC or Origin USA and (iv) Beijing State Harvest Zhongying Network Technology Limited or Zhongying, and five newly established joint ventures: Hubei Aoyu Agricultural Technology Limited (“Hubei Aoyu”), Anhui Aoyu Zhongye Technology Ltd. (“Anhui Aoyu”) in Anhui province, Xuzhou Aoyu Agricultural Technology Ltd. (“Xuzhou Aoyu”) in Jiangsu province, Shandong Aoyu Zhongye Limited (Shandong Aoyu) in Shandong province and Henan Aoyu Zhongye Limited (Henan Aoyu) in Henan province.

•	“last year,” “fiscal year 2018,” “the year ended September 30, 2018” and “the fiscal year ended “September 30, 2018” refer to the twelve months ended September 30, 2018, which is the period covered by this Annual Report;

•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong, and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares; and

•	references in this Annual Report to our ordinary shares are adjusted to reflect the consolidation of our ordinary shares through a one-for-ten reverse stock split, which became effective on July 10, 2018.

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our company and industry. All statements other than statements of historical fact in this Annual Report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this Annual Report relate to, among others:

•	our expectations for our future business and product development, business prospects, results of business operations and current financial condition;

•	future development of agricultural biotechnology as a whole, including our genetically modified seed research and development and our use of integrated saline-alkaline land reclamation technology for damaged farmland;

•	our ability to launch and develop alternative businesses, including our on-line marketing platform.

•	address the scope and impact of the governing and regulatory policies and laws regarding the research and development of genetically modified seed products and operate our on-line marketing platform;

•	our plans to license or co-develop seed products or technologies;

•	likelihood of recurrence of accounting charges or impairments;

•	expected changes in our sources of revenues and income base and our ability to generate income from our diversified business lines;

•	competition in our business lines, including the crop seed industry, development of GM seeds, and on-line agricultural product selling;

•	our plans for current staffing requirements and research and development and business expansion;

•	our ability to successfully raise capital to accommodate company needs which are under acceptable terms and at an acceptable share price; and

•	adequacy of our facilities for our operations.

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

This Annual Report also contains information regarding the sale of certain assets of Origin. A portion of the assets of Origin were transferred to the purchaser of the assets in September 2017.

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

Our summary consolidated statements of operations and comprehensive income data for the fiscal years ended September 30, 2016, 2017 and 2018 and our summary consolidated balance sheet data as of September 30, 2017 and 2018, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report. Our summary unaudited consolidated balance sheet data as of September 30, 2016, as set forth below, are derived from the financial records of Origin.

We have omitted the selected financial data for the years ended September 30, 2014 and 2015, based on the fact that for us to provide the information reflecting our discontinued operations it would take a significant amount of time and cause us to incur an unreasonable expense. We do not believe that to provide the selected financial data for those years, as adjusted to reflect the discontinued operations would provide any meaningful disclosure for investors, given the extent to which the discontinued operations then represented the majority of the revenue and expenses in those years.

References in this annual report to our ordinary shares are adjusted to reflect the consolidation of our ordinary shares through a one-for-ten reverse stock split, which became effective on July 10, 2018.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Year ended September 30,
	2016	2017	2018	2018
	RMB'000	RMB'000	RMB'000	US$'000
Consolidated statement of income and comprehensive income data
Revenues	481	870	12,927	1,879
Cost of revenues	-	(678)	(7,047)	(1,024)
Gross profit	481	192	5,880	855
Selling and marketing	-	-	(411)	(60)
General and administrative	(32,974)	(36,094)	(32,147)	(4,673)
Research and development	(41,272)	(38,682)	(27,132)	(3,944)
Other income, net	8,265	5,028	18,291	2,659
Total operating expenses, net	(65,981)	(69,748)	(41,399)	(6,018)
Loss from continuing operations	(65,500)	(69,556)	(35,519)	(5,163)
Interest expense	(7,607)	(9,006)	(22,787)	(3,312)
Interest income	69	1,427	6	1
Impairment loss	-	(44,706)	(3,807)	(553)
Loss on termination of business disposal	-	-	(90,683)	(13,182)
Loss before income taxes from continuing operations	(73,038)	(121,841)	(152,790)	(22,209)
(Loss) income from discontinued operations, net of taxes	(3,795)	18,862	-	-
Loss on disposal of commercial seed business, net of taxes	-	(3,282)	-	-
Net (loss) income from discontinued operations	(3,795)	15,580	-	-
Net loss	(76,833)	(106,261)	(152,790)	(22,209)
Net (loss) income attributable to non-controlling interests	(11,255)	(30,587)	873	127
Net loss attributable to Origin Agritech Limited	(65,578)	(75,674)	(153,663)	(22,336)
Net loss per share (1):
Basic	(23.76)	(26.95)	(50.18)	(7.29)
Diluted	(23.76)	(26.95)	(50.18)	(7.29)
Shares used in computation (a):
Basic	2,759,834	2,808,293	3,061,979	3,061,979
Diluted	2,759,834	2,808,293	3,061,979	3,061,979

(1)	Share and per share data for the years ended September 30, 2016 and 2017 have been restated to reflect a 1-for-10 reverse stock split in July 2018.

	Sept 30	Sept 30	Sept 30
	2016	2017	2018
	RMB’000	RMB’000	RMB’000	US$’000(1)
Consolidated balance sheet data:
Cash and cash equivalents	3,575	3,245	1,990	289
Current working capital (2)	(136,398)	(45,045)	(217,293)	(31,590)
Total assets	744,228	324,140	430,101	62,520
Total current liabilities	614,501	134,104	432,171	62,823
Total liabilities	662,008	211,341	453,449	65,916
Non-controlling interests	38,329	490	1,363	198
Total Origin Agritech Limited shareholders’ equity	218,6178	112,799	(23,348)	(3,396)

(1) Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the year ended September 30, 2018, and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2018, of RMB6.8792 to US$1.00. Such translation amounts should not be construed as a representation that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

(2) Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the statistics of the State Administration of Foreign Exchange. The consolidated financial statements are presented in Renminbi, which is our reporting currency. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2018, of RMB6.8792 to US$1.00. Unless otherwise noted, for the years ended September 30, 2016 and 2017 all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB6.6778 and RMB6.6369 per US $1.00, respectively, which were the prevailing year or period end closing rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of the rates is the State Administration of Foreign Exchange in China. At September 30, 2018, the closing exchange rate was RMB6.8792 for one U.S. dollar. As of May 23, 2019, the closing exchange rate was RMB6.8994 for one U.S. dollar.

	Average (1)	High	Low	Period-end
2013	6.2318	6.3449	6.1475	6.1480
2014	6.1446	6.1710	6.0930	6.1525
2015	6.1644	6.4085	6.1079	6.3613
2016	6.5377	6.6971	6.3154	6.6778
2017	6.7423	6.8993	6.5342	6.5342
2018	6.6185	6.9670	6.2764	6.8632
May 2018	6.3757	6.4207	6.3345	6.4144
June 2018	6.4556	6.6166	6.3919	6.6166
July 2018	6.7034	6.8165	6.6157	6.8165
August 2018	6.8433	6.8946	6.7942	6.8246
September 2018	6.8463	6.8792	6.8183	6.8792
October 2018	6.9264	6.9646	6.8957	6.9646
November 2018	6.9351	6.9670	6.8976	6.9357
December 2018	6.8853	6.9431	6.8476	6.8632
January 2019	6.7897	6.8631	6.7025	6.7025
February 2019	6.7364	6.7765	6.6857	6.6901
March 2019	6.7095	6.7335	6.6850	6.7335
April 2019	6.7151	6.7310	6.6911	6.7286

(1) Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the month.

B.	Capitalization and indebtedness.

Not Applicable

C.	Reasons for the offer and use of proceeds.

Not Applicable.

D.	Risk factors.

Risks relating to our business

If we do not manage our ongoing operations successfully, our growth and chances for profitability will be hindered or impeded.

Our company engages in corn seed research and development, deploying our biotechnology assets, establishing a new agribusiness e-commerce platform, and exploring Integrated Saline-Alkaline Land Reclamation (“ISALR”) technologies. We plan to continue our seed research and development activities, with a view to licensing our seed traits and seed germplasm characteristics and performing contract research and development services. We also plan to focus on our new endeavors of an agribusiness e-commerce platform oriented towards the rural China market. We are partnering with Longhan Investment Management, Co., Ltd. (“Longhan”) to integrate comprehensive ISALR technology and collaborating with Elastos Foundation (“Elastos”) to develop blockchain technologies. All these many and varied activities will require substantial initial investment and are expected to require additional demands on our corporate administrative, operational, and financial personnel and other human resources and on our cash flow needs. Our current resources are not likely to be fully adequate to support our planned operations and expansion.

Our independent auditors have issued their report with a going concern statement.

The report on our financial statements for the fiscal years ended September 30, 2018 and 2017, included in this Annual Report on Form 20-F contains a going concern statement. Based on our financial resources and our planned operations we will need to obtain a substantial amount of capital to continue our business, for which we do not have any long term arrangements, and/or generate increased revenue from operations to cover our expenses, of which we cannot be certain. If we are unable to fund our operations, we may have to curtail substantial parts of our business operations or cease our business operations. Investors should evaluate their investment in the Company based on these financial uncertainties.

We may not be able to pay back our long term borrowings.

We have our bank debt during normal course of business. As of September 30, 2018, our outstanding bank debt was RMB78.2 million (US$11.4 million), of which some of the principle is now due. We are in the process to refinance the bank debt or entering an investment so that the bank loan, which is collateralized by the Company’s headquarters building in Beijing, will be paid back upon receiving the RMB204 million investment from Beijing Changping Technology Innodevelop Group (BC-TID). However, such investment and refinance plan may not be completed according to our plan, and we may not be able to pay back our bank loans as planned. If we cannot pay off the borrowings, the bank may foreclose our assets.

The successful development and commercialization of our biotech pipeline of products will be important for our growth.

With the sale of our seed production and distribution business, we are focusing our seed business on biotechnology development and an e-commerce platform in the seed industry. We conduct our own research and development efforts for genetically modified seeds, referred to as GM. We also collaborate with the Chinese Academy of Agricultural Science, China Agricultural University, Zhejiang University in the PRC under various agreements for seed genetic modifications and other seed biotechnologies that give us the right to market the seeds and technologies they develop. We also are seeking other development and marketing arrangements with other entities in China and elsewhere. The length of time and the risk associated with breeding and biotech pipelines are similar and interlinked because both are required as a package for commercial success in markets where biotech traits are approved for growers. Regulatory requirements affect the development of our biotech products, including the GM crop testing of seeds containing the biotech traits, which could harm our business and results of operations if regulations are not satisfied. The testing procedures can be lengthy and costly, with no guarantee of success. It could have an adverse effect on our operations if our genetically modified products are unable to pass the safety evaluation for genetically modified agricultural organisms.

There has been a worldwide increase in the development and application of genetically modified agricultural products to enhance crop seed quality and increase crop yields.  The Biosafety certificate of genetically modified corn and rice seeds has been granted in China only recently.  As government policies change to allow more genetically modified seeds and demand develops for these products, we expect that we will produce more genetically modified products to the extent we are able. There is a risk that our current steps to respond to the potential competitive threat posed by genetically modified agricultural products, including our research and development activities with respect to genetically modified crop seeds, may not enable us to compete successfully.

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

Foreign regulatory and legislative requirements will impact the development and distribution of our seed products in the global market.

Certain markets may require rigorous testing and pre-approval prior to a market release of the GM seeds. For example, prior to the entry into the United States market, importers of non-United States seeds will need to obtain regulatory approval from various federal and state governmental agencies. The United States Department of Agriculture has to determine if there are any “plant pest” issues with the specific crop and traits. Further, some products may have to be submitted to the US Environmental Protection Agency (the “EPA”) to determine if there are any pesticide-related traits that are subject to regulation. There may also have to be submitted a Microbial Commercial Activity Notice (MCAN) to the EPA, which includes detailed information describing the seed’s characteristics and genetic construction, health and environmental effects, and other data, before GM seeds can be used in the United States for commercial purposes. Finally, even if a seed product has the required certificates and permits, there will be continuous Food and Drug Administration (“FDA”) regulation compliance about food safety, which place responsibility on the seed producer to assure the safety of the GM seed in the food chain and proof that GM crop seeds are “substantially equivalent” to non-modified versions of the seed. In the United States, there is also substantive state regulations applying to seeds: for example, some states have required specific labeling, banned planting and cultivation, and imposed additional certification requirements for use of GM seeds. These types of central and local government regulation and restrictions exist in many other countries around the world.

Obtaining and maintaining permits and certificates for production and sales, and obtaining and maintaining testing, planting and import approvals for our GM seeds, can be time-consuming and costly, with no guarantee of success. In addition, regulatory and legislative requirements may change over time which may affect sales and profitability in those markets. The failure to receive necessary permits or approvals could have long-term effects on our ability to enter into foreign markets.

It may take us a long time to generate revenue from our new agribusiness e-commerce platform.

We have traditionally been a seed development, production and distribution company. Recently, after the sale of the production and distribution aspects of our prior business, we decided to augment our traditional seed development business by expanding into the e-commerce space. Although we believe we can utilize our experience in seed distribution, our rural China customer base, and our strong brand name in the e-commerce venture, there is no guarantee that we can successfully develop and launch the e-commerce platform or that the e-commerce platform will be profitable. Furthermore, our prior experience in seed distribution was largely via traditional sale methods and our previous customer base may not be willing to try our new e-commerce platform. To attract new customers, we may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipated, which would adversely affect our overall profitability and results of operations.

Our new venture in e-commerce depends on our joint partnership with third party suppliers and distributors.

We anticipate that our e-commerce platform will provide agricultural seed products (e.g., corn seeds, rice seeds, and vegetable seeds), other agricultural inputs (e.g., fertilizers and agricultural chemicals), foods, household products, and other consumer products to our customers. We do not produce any of the products we intend to sell on the e-commerce platform and will have to rely heavily on products provided by unrelated suppliers. Because we are a new player in e-commerce and have not built up a customer base yet, we may not have much purchasing power and may not be able to negotiate favorable terms with suppliers.

Furthermore, we are not familiar with the non-seed products we are intending to sell on the platform and it may also make it more difficult for us to inspect and control quality of those products being sold on the platform. We may receive more customer complaints about the products we are not familiar with and face costly product returns or product liability claims as a result of selling them, which would harm our brand and reputation as well as our financial performance.

We are dependent on our relationships with our strategic partners for joint venture development.

The success of our new joint venture development depends on our relationships with our joint venture partners. We believe partnering with local distributors using joint-venture structure will provide incentives for local distributors to prioritize our customers’ needs and orders and will ensure our customers’ orders will be fulfilled efficiently and effectively. We, however, cannot assure you that we will satisfy the conditions required to maintain these relationships and we also cannot assure you that whether the local distributor partners will be able to meet the needs of our customers or grow effectively meet the development objectives of the joint ventures.

Joint ventures, partnerships, and companies that we enter into present a number of challenges that could have a material adverse effect on our business and results of operations and cash flows.

We have developed five joint ventures in China and, as part of our business strategy, we may enter into other joint ventures or similar transactions. These transactions typically involve a number of risks and present financial, managerial and operational challenges, including the existence of unknown potential disputes, liabilities or contingencies that arise after entering into the joint venture related to the counterparties to such joint ventures We could experience financial or other setbacks if transactions encounter unanticipated problems due to challenges, including problems related to execution or integration. Any of these risks could reduce our revenues or increase our expenses, which could adversely affect our results of operations and cash flows.

We are relying heavily on our partners, including Elastos and the local distributors, to establish and operate the e-commerce platform.

We have little experience in e-commerce platform development, blockchain technology and agricultural business other than seeds. To successfully establish the e-commerce platform, we will need our partners’ help in a number of other areas, such as user traffic acquisition, advertising, technology, social graphs and IT infrastructure. While we can benefit from our partners’ experience in building platforms, connecting e-commerce with social network and blockchain technologies and new agricultural distribution business, our success is also reliant on our partners willingness to develop and maintain the platform for us. In the event that we cannot maintain our cooperative relationships with our joint venture partners on terms favorable to us or at all, we will need to source other business partners to provide services such as distribution channels, promotion services, as well as IT and payment services, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

Network errors could adversely affect our user experience and market acceptance of our products, which may materially and adversely affect our business and results of operations.

Our e-commerce platform or content on our platform may contain network or programming errors that adversely affect the user experience and market acceptance of the offered products. Errors in products, delivery, content, connection will negatively impact brand image and our customers willingness to use our platform. We may not be able to detect and resolve all these errors effectively. Programming errors or defects may adversely affect user experience, cause users to refrain from subscribing for our services, buying our products, or cause our delivery errors or delays and prevent our customers from using our service.

If we fail to keep up with industry trends or technological developments, our business, results of operations and financial condition may be materially and adversely affected.

The e-commerce industry is rapidly evolving and subject to continuous technological and market preference changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from new developments and innovations. For example, we believe our use of blockchain technology to track the origin of seeds is an effective way to combat fake seeds and intellectual property infringement issues related to the seeds but our competitors may be able to develop better technologies to solve the same problem. Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We cannot assure that we can obtain financing to cover such expenditure. If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic and user base, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

We operate in a relatively new and evolving market.

Many elements of our business are unique, evolving and relatively unproven. Our business and prospects primarily depend on the continuing development and growth of the e-commerce in China as well as the expansion of 4G communication network in rural China, and the continuing modernization of rural logistics system, which are affected by numerous factors and not within our control. Furthermore, product quality, user experience, technological innovations, development of internet and internet-based services, regulatory environment and macroeconomic environment are also important factors that affect our business and prospects. The markets for our products are relatively new and rapidly developing and are subject to significant challenges. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the e-commerce industry, particularly in the use e-commerce platforms in rural China, rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating new products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve. If we cannot successfully introduce our e-commerce platform to rural China or maintain and grow our customer base once the platform is launched, our business, financial condition and results of operation may be materially and adversely affected.

The potential uncertainty in the government regulation in China regarding e-commerce could delay the launch of our e-commerce platform and have an adverse effect on our business.

The laws and regulations in China regarding internet services, e-commerce and data privacy are still under development. The authorities are still in the process of developing various methods and guidelines related to the implementation of the Cyber security laws, internet laws and data security laws. The new rules will impose additional compliance requirements related to the communication, storage and automation of our data. We believe there remains uncertainties as to the interpretation and application of the current law and regulation. Complying with such requirements could cause us to incur substantial expenses or require us to alter or change our practices in a manner that could harm our business.

There is no guarantee that the Integrated Saline-Alkaline Land Reclamation Technology (“ISALR”) can be deployed on a large scale or can integrate with our seed breeding technology.

Although the ISALR Technology has been successfully tested on various crops across several provinces in China, it is uncertain whether the technology could be deployed on a large scale inside China or be used outside of China. The success in ISALR technology also relies on the support of various level of the Chinese government, so the global trading dynamics and subsidy policies from the Chinese government are important to the deployment of ISALR technology. Additional, we are hoping to incorporate our seed technology with the seed and soil treatment technologies from Longhan. It is unclear the technology integration will be successful. It is also unclear regarding the competitions since this is relatively a new field of agricultural technology and the intellectual protection could also be challenging.

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

We believe we are a leader in biotechnology in China since we have been conducting our proprietary biotechnology research program for many years and have an internal biotech research center. However, as multinational corporations engaged in the crop seed business expand into the agricultural market in China, we anticipate that they will have a greater portfolio of seed products and more advanced technologies than us. Major multinational competitors have a long history in the research and commercialization of their products, sophisticated marketing capabilities and strong intellectual property estates, all of which may give them competitive advantage over us. Any of these competitive advantages could cause our existing or future products to become less competitive or outdated, and adversely affect our product acceptance in the market place and our results of operations.

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

The GM seed market outside China is highly competitive, dominated by a limited number of companies. Many of our competitors have greater experience of the GM market and substantially greater resources in the research and development of plant biotechnology. These companies also have substantial production facilities for crop seeds. In addition, our competitors have established market presence, have obtained patent protection in some instances for different seeds, and have built up their brand reputation and distribution networks globally. For example, in the United States Monsanto Company and E.I. DuPont de Nemours and Company (Pioneer), dominate the GM corn seed market with approximately 70% of that market. These companies’ extensive GM portfolio of seeds and their success in developing new traits in the seeds could render our existing products less competitive, including within the China markets, resulting in reduced sales and licensing opportunities compared to our expectations.

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

We operate in a competitive industry. If we are unable to compete successfully, we may not succeed in our e-commerce platform.

We believe e-commerce is popular in rural China and with the Chinese government’s introduction of 4G network and expansion of rural logistics will make rural e-commerce a valuable market. The e-commerce market is highly competitive and we face competition for customer and their time and spending primarily from the other e-commerce platforms provided by bigger and more mature e-commerce giants in China. We believe that we will compete with our competitors based on a number of factors, such as the diversity of products, product features, services, social interaction features, quality of user experience, brand awareness and reputation. Many of our competitors may have greater financial, marketing or technology resources than we do, which enable them to respond more quickly to technological innovations or changes in user demands and preferences, acquire more attractive content and devote greater resources towards the development, promotion and sale of products than we can. Also, they may provide their users with content that we do not have the license to offer. If any of our competitors achieves greater market acceptance or is able to provide more attractive content offerings than we do, our user traffic and market share may decrease, which may result in a loss of users and a material and adverse effect on our business, financial condition and results of operations.

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

It continues to be difficult to predict how our business will develop over the long term. Accordingly, we are still facing all of the risks and uncertainties encountered by companies in the earlier stages of development, such as:

•	uncertain and continued market acceptance for our product extensions and our services;

•	evolving nature of the crop seed industry in the PRC, which is marked by seed company consolidation, changing aspects of government subsidies to farmers and becoming more limited, over production of crop seeds, and less adherence to the qualities of branded seeds, among other things;

•	highly competitive conditions from both other branded seeds and unbranded seeds and changing customer preferences or needs that will harm sales of our products;

•	maintaining our competitive position in the PRC and competing with Chinese and international companies, many of which have longer operating histories and greater resources than us;

•	the aging technology of our seed products that do not reflect current needs and the continual need to develop new seed products;

•	the cost of our products compared to other sources of seeds for the same crops;

•	maintaining our current licensing arrangements and entering into new ones to expand our product offerings in both our domestic market and sought after international markets;

•	continuing to offer commercially successful products to attract and retain a larger base of direct customers and ultimate users;

•	continuing our existing arrangements with farms that grow our crop seed products and entering into new arrangements with additional production farms;

•	maintaining effective control of our costs and expenses; and

•	retaining our management and skilled technical staff and recruiting additional key employees.

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

From time to time we evaluate whether or not to continue a particular line of business or an expansion effort. In the past we implemented restructuring programs to eliminate our activities in agricultural chemicals and cotton seed development, sales centers, seed distribution and other unprofitable activities. In 2017, we sold all of our seed production and distribution business to Beijing Shihui Agricultural Development Co. Ltd. Whenever a company undertakes to discontinue a line of business, there are expenses associated with the sale or closing of those related operations, which are reflected in the accounting for discontinued operations. The actual and accounting costs for discontinued operations may have an adverse effect on the financial position of the company in the period of discontinuance, which may result in an adverse market reaction and decline in our stock price.

We or our licensors may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us or our licensors, may materially disrupt our business.

We cannot be certain that our licensed or self-developed proprietary seed products, our blockchain technology for e-commerce platform and the ISALR technologies do not or will not infringe the intellectual property rights held by third parties. We, or any of our licensors, may be subject to legal proceedings and claims from time to time related to the intellectual property of others. If we, or any of our licensors, are found to have violated the intellectual property rights of others, we may be required to pay damages and be enjoined from using such intellectual property, and we may incur new or additional licensing fees if we wish to continue using the infringing products, or be forced to develop or license alternative products. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.

Efforts to protect our intellectual property rights and to defend against claims can increase our costs and may not always succeed. Any failures could adversely affect our sales and results of operations or restrict our ability to conduct our business.

Intellectual property rights are important to our business. The seed markets in China face substantial counterfeiting. We endeavor to obtain and protect our intellectual property rights where our products are produced. However, we may be unable to obtain protection for our intellectual property. Even if protection is obtained, competitors, growers or others in the chain of commerce may raise legal challenges to our rights or illegally infringe our rights, including through means that may be difficult to prevent, detect or defend. In addition, because of the rapid pace of technological change and the confidentiality of patent applications in some jurisdictions, competitors may be issued patents from applications that were unknown to us prior to issuance. These patents could reduce the value of our commercial or pipeline products or, to the extent they cover key technologies on which we have unknowingly relied, require that we obtain licenses at a financial cost to us or cease using the technology, no matter how valuable the patents may be to our business. We cannot assure you that we would be able to obtain such licenses on acceptable terms. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. There is a risk that the outcome of such potential litigation may not be in our favor. Such litigation may be costly and may divert management attention as well as consume other resources which could otherwise be devoted to our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs due to lack of this kind of insurance being available in China, and we would have to bear all costs arising from such litigation to the extent we are unable to recover such costs from other parties. The occurrence of any of the foregoing may harm our business, results of operations and financial condition.

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

The PRC has many regulations relating to the seed business and internet sales business. Seed products must be licensed and undergo a stringent review process before they may be sold in the PRC. Environmental regulation in the future may be potentially concerned with the development, growing and use of GM seed products. Seed development companies also have requirements for their facilities, personnel and investment. The internet sales business has evolving privacy regulations. We believe we currently have all the necessary licenses for our business, and that we are in compliance with the other applicable laws and regulations. If we are not in compliance, we may be fined or lose the ability to sell a particular seed or operate our business altogether. If the fines are substantial or if our ability to sell or operate is withdrawn, this will result in additional costs or the loss of revenues and could prevent us from continuing as an operating business.

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

The PRC government has in the past provided reduced taxes and subsidies and other support across various industries, including the agricultural industry. For instance, the government subsidizes farmers for their seed purchases, and has increased spending on rural infrastructure. Sales of agricultural products from producers to intermediaries or to farmers are exempt from PRC Value-Added Tax (“VAT”). More recently, the government has cut back on these preferential treatments to the seed industry and farmers. In addition, subsidy policies have an adverse effect on our ability to market our products. Farmers can buy crop seeds designated as “high-quality” at subsidized prices, however, the designation of seeds as “high-quality” is at the discretion of the local government. It is possible that this policy could result in preferential treatment for local seed producers, with locally produced seeds being designated as “high-quality” while ours are not designated as such. If such preferential treatment were to occur, the price for our seeds to farmers in those provinces will be higher than the subsidized local seeds, and the sale of our seeds in that province will suffer, adversely affect our results of operations.

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiaries could materially increase our tax liabilities.

Beijing Origin is entitled to a preferential enterprise income tax rate of 15% as a result of having the qualification of a “high and new technology enterprise”.  This qualification is effective for a three-year period from October 2017 and subject to an annual evaluation by the relevant government authorities in China. Additionally, Beijing Origin has recently received a “breed-produce-distribute” integrated crop seed license and is currently applying for a more favorable tax rate. The financial position of the company after the sale of our corn related production and distribution assets may cause the termination of the high and new technology enterprise qualification reapplication and cause an adverse impact on tax or tax rate.

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

In China, state owned enterprises including state owned seed companies typically enjoy preferential policy treatments such as more favorable access to capital, tax breaks and subsidies at various levels of governments. These treatments have created barriers of entry protecting state companies at the expense of private ones, both domestic and international. Despite the reform of the Chinese seed industry in 2008 and the anticipated market-driven industry consolidation going forward, any reversion in the Chinese government’s policy to protect state owned seed companies may again pose competitive challenges to non-state owned companies such as Origin.

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

We currently have no short-term borrowings and current portion of long-term borrowings of approximately RMB78.24 million (US$11.37 million).  The degree to which we are leveraged could, among other things:

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

In the course of preparing our consolidated financial statements for the year ended September 30, 2018, we and our independent registered public accounting firm identified weaknesses in our internal control over financial reporting. If we fail to implement, achieve and maintain an effective system of internal controls, we may be unable to accurately report our financial results, and investor confidence and the market price of our shares may be adversely impacted.

In the course of preparing our consolidated financial statements for the years ended September 30, 2018, our accountant noticed material weakness in our internal control over financial reporting because during certain period of the fiscal year 2018, the Company does not have sufficient qualified financial reporting and accounting personnel with an appropriate level of expertise to properly address complex accounting issues under U.S. GAAP, and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and Securities and Exchange Commission financial reporting requirements on a timely basis, resulted from staff turnover during the fiscal year 2018 and during the course of the audit for fiscal year 2018, BDO China Shu Lun Pan Certified Public Accountants LLP, our independent registered public accounting firm, has corrected the misstatements relating to accounts and disclosures, in aggregate, material to the consolidated financial statements for the year ended September 30, 2018.

We are in the process of remediating the above issues. We hired James Chen whom became the CFO March, 2018, to oversee the accounting issues and prepare the financial statements in the future. Additionally, the existing controls and procedures will be reviewed and steps will be taken to return the financial reporting to its former efficiencies using the reviewed controls and procedures. We cannot assure you that the measures we take will be sufficient to remediate the material weakness in our internal control over financial reporting, and, if we fail to timely achieve and maintain the adequacy of our internal controls, we may continue to be unable to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares.

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

On May 24, 2013, the PCAOB announced that it has entered into a Memorandum of Understanding (“MOU”) on Enforcement Cooperation with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (the “MOF”).  The MOU establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in both countries’ respective jurisdictions.  More specifically, it provides a mechanism for the parties to request and receive from each other assistance in obtaining documents and information in furtherance of their investigative duties.  In addition to developing enforcement MOU, the PCAOB has been engaged in continuing discussions with the CSRC and MOF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

Until the recent past, our main strategic focus was on the corn seed distribution business and corn seed biotechnologies in China. In 2015, we announced our strategic transition from a traditional seed company to a biotechnology seed company. We have developed transgenic corn seed products including our first generation biotech product phytase traits, second generation biotech product glyphosate tolerance traits and our new technologies of stacked traits of Bt and glyphosate tolerance genes. In 2016, we completed the laboratory and field production trials for our first generation pest/weed trait. We anticipate that, our first generation weed and pest/weed traits will be incorporated into our elite corn inbred lines and into the products of leading Chinese seed industry partners preparing for future regulatory approval and commercialization.

We announced our intention to expand our crop seed business globally in 2016. We received the first transgenic corn seed export permit from China’s Government agencies, following required protocols. Our U.S. collaborator secured an importation permit for these seeds from the United States Department of Agriculture (“USDA”). In late 2016 corn seeds containing our lead trait event and a back-up were successfully planted in a USDA designated greenhouse. Subsequently, the new seeds produced in the greenhouse were tested in a collaborative trial in Iowa in the summer of 2017, and the results confirmed our field observations in China. Notwithstanding the positive results of the seeds, our ability to establish a market in the United States was determined be to very costly and difficult, therefore, the Company ended these efforts at the end of 2017 and closed its Iowa, United States office shortly thereafter.

In September 2016, we entered into a Master Transaction Agreement, along with our controlled companies Beijing Origin Seed Limited (“Beijing Origin”), Denong Zhengcheng Seed Limited (“Denong”), Changchun Origin Seed Technology Development Limited, (“Changchun Origin”), Linze Origin Seed Limited (“Linze Origin”), with Beijing Shihui Agricultural Development Co. Ltd., a company incorporated under the Laws of the PRC (“Shihui”), to sell our commercial seed production and distribution assets and certain other assets in the PRC to Shihui (the “Sale”). In 2018, we closed the first phase of the Master Transaction Agreement and sold the subsidiaries Denong, Changchun Origin and Linze Origin. We terminated the second phase of the Master Transaction Agreement and retained our commercial seed business under Beijing Origin along with the headquarters building in Beijing. We continue to retain our biotech research facilities and business in China.

The net proceeds from the first phase of the Sale was used mainly to reduce bank borrowing. Retaining the commercial seed business under Beijing Origin and the headquarters building in Beijing allows us to regain the capability to generate operating cash flows to fund new business development. More importantly, the commercial seed business and our strong brand equity in the vast agriculture farm land allow us to enter the e-commerce and land reclamation businesses. The highly appreciated value of the Beijing Headquarters building will still allow us to seek additional bank loans and attract potential strategic investors.

In addition to the commercial seed business and seed technology, we are in the process of developing an agribusiness e-commerce platform to connect the rural farmers in China with the agricultural and other product suppliers and distributors. The Chinese rural business environment is changing as the result of new directions for Chinese rural development, fast growing technologies in e-commerce, expansion of 4G communication network in rural China, and the recent modernization of rural logistics system. Since Origin has been a leading agriculture seed supplier in China for more than two decades and has built a strong brand name in rural China, we want to utilize the brand name and our customer base in and provide seed products and services to the farmers via a new e-commerce platform. We believe our e-commerce network is unique because our partnership with Elastos Foundation helps us utilize the blockchain technology to track the source of seed supply via our e-commerce platform. With the new blockchain technologies to be provided by Elastos Foundation, our e-commerce platform could track and document original source of seed products and other agricultural supplies. This could potentially resolve the intellectual property infringement problems the Chinese farmers and seed providers face over the years.

To further our plan with the e-commerce platform, we established a new subsidiary Beijing State Harvest Zhongying in August 2018. Currently, we are planning to sell agricultural seed products (e.g., corn seeds, rice seeds, and vegetable seeds), other agricultural inputs (e.g., fertilizers and agricultural chemicals), foods, household products, and other consumer products on our e-commerce platform. At this point we have launched a mobile app to start the agricultural e-commerce platform: Origin e-Commune Network.

In addition, we entered into five joint ventures: Hubei Aoyu, Anhui Aoyu in Anhui province, Xuzhou Aoyu in Jiangsu province, Shandong Aoyu in Shandong province and Henan Aoyu in Henan province. Origin 50% of equity in Anhui Aoyu and 51% of equity in all other four joint ventures. The remaining equity interests in those joint ventures are held by local distributors respectively. The establishment of these five joint ventures completes the first stage of the Origin e-Commune Network development. These five JVs will be the cornerstone of Origin's SEED+ rural e-commerce business. The successful development of these five joint ventures demonstrated the acceptance of the major distributors toward revolutionary e-commune network philosophy in providing integrated and customized technology solution to the farmers across China.

Through our e-commune network, we expect not only to offer farmers agricultural input products, but also provide much broader pre- and post-harvest services. Furthermore, the Origin e-Commune Network will create a system where distributors and farmers will participate as partners rather than middle level distributorship and end-users in the current distribution system.

In October 2018, we identified a strategic investor, Longhan Investment Management, Co., Ltd ("Longhan") and entered into a Share Subscription Agreement with Longhan, and the agreement was later assigned to Tiger Capital Fund SPC (“Tiger Fund”), Tiger Fund purchased 1,397,680 Shares of the Company's common stock for an aggregate purchase price of US$7,743,147.20.

We entered a strategic cooperation agreement with Longhan, under which Origin and Longhan will work together to start the commercialization of Integrated Saline-Alkaline Land Reclamation ("ISALR") technology in 2019. Origin and Longhan will integrate seed treatment, soil treatment technologies and seed breeding and biotechnology, as well as Origin's agricultural e-commerce platform.

On May 17, 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and Origin will form a new entity, which 51% and 49% of equity interests would be owned by BC-TID and the Company, respectively. Based on the agreement, Beijing Origin will contribute the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the new entity. BC-TID will fund the joint venture with a total of RMB204 million in cash. Also agreed under this agreement, the new entity will pay off the bank loan of RMB78 million, which is collateralized by the Company’s headquarters building in Beijing, upon receiving the RMB204 million investment from BC-TID. The transaction is subject to the satisfaction or waiver of several conditions set forth in the agreement.

Our principal executive offices are located at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China, and our telephone number is (86-10) 5890-7588.

B.	Business Overview.

Overview

Origin Agritech Limited, along with its subsidiaries, is focused on agricultural biotechnology and an e-commerce platform, operating primarily in the PRC. Our seed research and development branch specializes in crop seed breeding and genetic improvement while our e-commerce branch focus on delivering agricultural products to farmers in China via online and mobile ordering and tracking the source of the agricultural products via blockchain technologies. Origin believes that it has built a solid capacity for breeding technologies, including marker-assisted breeding and doubled haploids technologies, which it believes, along with its rich germplasm resources, will allow it to become a global seed technology company and establish successful e-commerce platform for farmers in rural China.

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

In the first quarter of 2015, we submitted a patent application to the United States Patent and Trademark Office for our glyphosate-tolerance technologies which entered public stage in 2016. In addition, we have also applied for a patent in Brazil for similar biotechnologies. In 2016, we filed a patent application on insect resistant corn technology with Patent Cooperation Treaty (PCT), an international patent system assists applicants seeking patent protection of their inventions internationally. We also filed a patent on insect resistant corn technology in Argentina in 2016. We believe these patents will further strengthen our leading position in the genetically modified seed technologies in China and will allow us to expand our biotechnology position in the international seed market

In April 2016, we entered into a commercial licensing agreement with DuPont Pioneer, the advanced seed and genetic business of DuPont. Pursuant to the license, the Company and DuPont will jointly develop new seeds for Chinese farmers.

In 2017, our export of a corn germplasm from China to our then collaboration partner, Arcadia, in California was successfully completed in compliance with all regulations and protocols.  Seed was harvested in March and April 2017 in California and tested positively during the summer 2017 in Iowa. Notwithstanding our efforts to establish a business and market presence in the United States in the 2016 and 2017 time period, we curtailed our operations and marketing efforts in the United States effective at the end of calendar 2017 and closed our office in Iowa in 2018.

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

Under the 2017 agreement, both companies grant to each other a non-exclusive, transferable and sub-licensable to its affiliates only, license to use the Origin transgenic traits and the KWS germplasm and resulting project material for testing, research and development with the primary aim to introgress the Origin traits into KWS germplasm and test the generated project material for agronomic performance and efficacy. The parties will develop a project plan, which will cover a budget and project details, and include testing by Origin in China under project plan protocols. KWS will provide funding according to the project plan, which plan budget will not include funding for other operations of Origin. KWS will have rights to certain information about the testing by Origin. KWS will also have testing rights outside of China, at its own cost and fulfillment of regulatory requirements. Origin also grants to KWS an exclusive, non-transferable, sub-licensable commercial license to use the Origin transgenic traits for all purposes related to the production, distribution and commercialization of the transgenic material developed under the project plan and the defined KWS varieties in China. The license terms include milestone payments subject to fulfillment of pre-conditions, including regulatory permitting, and royalty fees on sales based on quantities of seed sold that have the licensed traits. It is anticipated that royalty revenue for germplasm would not commence until fiscal year 2019, after 2018 growing season testing, and trait revenue would not commence until 2019 at the earliest, after final biotech cultivation approvals by the Chinese government are obtained. Notwithstanding these predictions, there can be no assurance given that Origin will generate any significant revenues from the license arrangements or that they will commence as anticipated .

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

Five additional product registrations were granted as of September 30, 2018 for Origin’s elite corn hybrids utilizing the “green channel” system, which is a critical requirement towards an effective licensing business in China with our partners.

On the e-commerce front, we underwent certain internal restructuring and established a new subsidiary, Zhongying, in August 2018. In 2018, we have also established five joint ventures in the provinces of Hubei, Anhui, Jianshu, Shandong, and Henan. In each joint venture, Origin holds at least 50% of the equity interest in the joint venture and local distributors hold the remaining equity interests. Using our e-commerce platform, farmers would be able to order all their agricultural needs, including seeds, fertilizers, chemicals and tools and other household products and consumer products from suppliers and distributors on the platform. Origin also intends to apply blockchain technologies to the e-commerce platform in the future through the partnership with Elastos Foundation.

In October 2018, we entered into a strategic partnership with Longhan Investment Management, Co., Ltd. (“Longhan”) to start the commercialization of Integrated Saline-Alkaline Land Reclamation ("ISALR") technology in 2019. Origin and Longhan are hoping to integrate seed treatment, soil treatment technologies and seed breeding & biotechnology, as well as Origin’s agricultural business platform.

On May 17, 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and Origin will form a new entity, which 51% and 49% of equity interests would be owned by BC-TID and the Company, respectively. Based on the agreement, Beijing Origin will contribute the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the new entity. BC-TID will fund the joint venture with a total of RMB204 million in cash. Also agreed under this agreement, the new entity will pay off the bank loan of RMB78 million, which is collateralized by the Company’s headquarters building in Beijing, upon receiving the RMB204 million investment from BC-TID. The transaction is subject to the satisfaction or waiver of several conditions set forth in the agreement.

Research and Development

Developments in the science of genetics have allowed seed producers to create entirely new products. Compared with conventional varieties, the obvious advantages of these new products, known as GM products, are higher yield, better quality and increased insect-resistance and herbicide tolerance. Farmers plant GM varieties to save time and cost, while also reducing field labor. GM corn, soybean and cotton have been widely used in the United States and many other countries to guard against insect damage and to increase yield. Since receiving the Chinese government approval in 1997, cotton that has been genetically modified to guard against damage from borer insects is now widely planted and accepted in China. The Chinese market has widely accepted GM cotton and the PRC Ministry of Agriculture has approved GM corn and rice traits in biosafety evaluations. We believe that the Chinese government also is encouraging of GM crops, generally, although it faces a low level of public acceptance. We believe that GM food crop seeds in time will be approved by the PRC Ministry of Agriculture for production and sale and will be accepted in the Chinese market over time.

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

The Company has received government funding for research and development activities. Such funding was received in the fiscal years of 2016, 2017 and 2018 in the amounts of RMB10.37 million, RMB2.66 million and RMB9,193 million (US$1.3 million) respectively.

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

Out-Bound Licensed Products

We have entered into licenses to co-develop seeds with other entities and sell our developed seed to third party distributions. We entered into two commercial licensing agreements with DuPont Pioneer, the advanced seed and genetic business of DuPont, in April 2016 and January 2017. Pursuant to the April license, we and DuPont will jointly develop new seeds for Chinese farmers, and pursuant to the January license, we may gain access to non-GM corn seed products. This opportunity will be further exploited when the business condition becomes feasible and beneficial.

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

We believe we possess a competitive technology base, including the capability to develop genetically modified seeds. However, there is little public information in this regard and, as a result, other companies’ internal research pipelines remain unclear. Much of the genetically-modified product research remains at the academic level. The majority of the largest crop seed companies have been in existence for considerably longer periods of time than we have, and though they have breeding techniques, they are somewhat entrenched in their ways. Some of these larger entities are evolved state owned enterprises and some stayed as state-owned entities. We compete within this group on the basis of our consistent product quality, brand identity, customer and technical support, enforcement of our intellectual property rights and a pipeline of proprietary products.

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

These multinationals rely heavily on GM seed products in the non-PRC markets. GM seed products have only begun to be accepted in China and have been relatively limited, and the extent of future acceptance is not yet determinable. To date, phytase corn and Bt Rice are the only genetically modified major food crop seed products that have received safety certificates, and they have yet to obtain approval for commercial seed sales in China. The limited GM technology approval therefore currently limits their competitive advantage. Should GM seed products become approved by the government on a larger scale and begin to gain broader acceptance in the market, as we expect they will in the future, the large biotech companies will become more serious competitors.

On the e-commerce front, we face competitions from other e-commerce platforms that specialize in seed related business, such as 51zhongzi.com. We also face competition from general e-commerce platforms that sell products we intend to sell on our platform, such as Taobao and JD.com. We compete to attract, engage and retain customers based on a number of factors, such as our historical connection to our target consumers developed from our seed business and the diversity of products, social networking features, quality of user experience, brand awareness and reputation. Many of our competitors may have greater financial, marketing or technology resources than we do, which could enable them to respond more quickly to technological innovations or changes in user demands and preferences, license more attractive content, and devote greater resources towards the development, promotion and sale of products than we can. We anticipate that our platform is different from our competitors because we focus on products for farmers and we utilize blockchain technology to track the origin of our products.

PRC Government Regulation

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

The approval process requires the applicant to submit the application to the provincial variety authorization committee and/or the national variety authorization committee. The seed must have undergone two growing seasons of monitored growth in at least five different locations in a province (depending on the type of seed, some seeds may require monitored growth in up to 20 different locations in the province). These tests are conducted and administered by the government designated institutes, the number of products one Company may submit for testing is usually limited to a small number due to testing capacity limitation. Seeds submitted for testing are planted together with control seeds that are typically the most popular seeds with farmers in the testing locations. Only seeds that have an increased yield of 8% or higher versus the control seeds and that rank among the top six seeds then being tested are cleared to proceed to the second year of testing, during which the results of the initial test season must be confirmed.

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

As of the September 30, 2018, we have thirty one registered breeds of seeds.

GMO Safety Regulations

The Chinese government published Regulations on Administration of Agricultural Genetically Modified Organisms Safety in December 2011 and the regulations were updated in October 2017 (the “GMO Regulations”). The GMO Regulations govern the research, experiment, production, processing, marketing, import and export of agricultural genetically modified organisms (“GMO”) in China. The GMO Regulations classified agricultural genetically modified organisms, or GMO, into Classes I, II, III and IV according to the extent of their risks to human beings, animals, plants, microorganisms and the ecological environment. The principal difference among the classes is the reporting obligation to the relevant agricultural administration. The testing of agricultural GMO will normally go through three stages, i.e. restricted field testing, enlarged field testing and productive testing. Depending on the classification of the GMO, the GMO research entity will differing levels of reporting obligation to the agricultural administrative department of the State Council (“Ministry of Agriculture”) prior to the commencement of the testing and when the GMO advances from one testing stage to the next testing stage. After the completion of productive testing, the GMO research entity may make an application to the Ministry of Agriculture Department for a safety certificate of the tested GMO. Our products are generally classified as Class I. As of September 30, 2018, the Company has received safety certificate for its phytase corn products. Two of our products are in the Biosafety certification application stage.

A production license from the Ministry of Agriculture is required for the production of GMO seeds (the “GMO License”). To obtain a GMO License, the business must obtain a safety certificate of agricultural GMO and passed variety examination, plant and breed in the designated areas, adopt appropriate safety administration and precautionary measures and comply with other conditions provided for by the Agricultural Department. We are in the process of applying for GMO Biosafety certificate as application were submitted in April, 2019.

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

The GM corn seed varieties need to be improved and altered over time to maintain efficacy of the traits and quality of the seeds because of variable weather and soil conditions, farming practices and changing resistance of weeds and insects to herbicides and pesticides. It appears, however, that farmers, when faced with changing conditions for, or growing resistance to pests and weeds to the benefits of, one variety of GM seeds, tend to stay with GM products changing over to new varieties, rather than abandoning GM products. We believe that this characteristic of the GM corn seeds and the farmer’s behavior may give us an opportunity to introduce our double stacked products into other markets outside of China.

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

Regulations Relating to E-Commerce and Internet Privacy

China’s e-commerce business is governed by the Administrative Measures for Online Trading which would require our e-commerce platform to be registered with the State Administration of Industry and Commerce or its local branches and we will need to make the information stated in our business license available to the public. The laws also provide strong protections to customers related to invoicing, returning policies and seller verification. We are subject to these measures as a result of our online direct sales and online marketplace and will be required to adopt measures to ensure safe online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of a fine, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

Once the e-commerce platform is launched, we will be governed by the laws and regulations in China regarding personal information protection. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology (“MIIT”) in 2011. Our e-commerce platform, as an Internet Content Providers, may not collect any user personal information or provide any such information to third parties without the consent of a user and must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. Our e-commerce platform will also be required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, we must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. We would be required to keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject our e-commerce platform to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

The mobile app of our e-commerce platform will be governed by the Administrative Provisions on Mobile Internet Applications Information Services. Pursuant to these provisions, owners or operators of mobile apps that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy.

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

Pursuant to the Provisional Regulation of China on Value Added Tax, or VAT, and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 13% of the gross sales proceeds received since April 1, 2019, less any deductible VAT already paid or borne by the taxpayer. Pursuant to the Notice of the Ministry of Finance and the State Taxation Administration on Exempting the Value Added Tax for Agricultural Material, self-produced agricultural products sold by agricultural producers shall be exempt from VAT. Pursuant to an approval document received from Beijing Haidian District State Tax Bureau, Beijing Origin has been entitled to exemption from VAT since August 1, 2001.

Dividend Distribution

Under PRC law, FIEs in China, including Origin Agritech may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as cash dividends. The Board of Directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds which may not be distributed to equity owners except in the event of liquidation. The amount set aside as of September 30, 2017 and 2018 were RMB24,789 and RMB20,848, respectively. We are currently in compliance with all applicable PRC laws and regulations relating to our business.

Discontinued Operations

In September 2017, we sold our seed production and distribution business to Beijing Shihui Agricultural Development Co. Ltd. pursuant to a Master Transaction Agreement. The first stage of the sale was completed on July 31, 2017 pursuant to which we sold our production, processing and distribution services, production and processing centers and marketing centers to Shihui. In September 2018, we terminated the second phase of the Master Transaction Agreement and retained our commercial seed business under Beijing Origin along with the headquarters building in Beijing. For additional information, please refer to Note 4 - Discontinued Operations in our consolidated financial statements.

C.	Organizational structure.

Origin Agritech is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC Operating Companies. The following diagram illustrates our current organizational structure as of September 30, 2018.

(1)	We do not have any ownership interest in Beijing Origin, Henan Origin Xinjiang Origin and Henan Aoyu, rather, through State Harvest, we have entered into a series of stock consignment agreements with their respective shareholders which provides us control of Beijing Origin and its subsidiaries.

 The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest as of October 1, 2018:

	Place of incorporation	Percentage
Name	(or establishment)/operation	of ownership

State Harvest	British Virgin Islands	100% owned by Origin

Origin USA	Des Moines, Iowa, USA	100% owned by Origin (operations suspended)

Origin Biotechnology	Haidian District, Beijing, PRC	100% owned by State Harvest

Zhongying	Haidian District, Beijing, PRC	100% owned by Origin Biotechnology

Beijing Origin	Haidian District, Beijing, PRC	97.96% controlled by State Harvest

Henan Origin	Zhengzhou, Henan Province, PRC	92.04% owned by Beijing Origin

Xinjiang Origin	Jinbo City, Xinjiang Province, PRC	51% owned by Beijing Origin

Henan Aoyu Zhongye Limited	Zhengzhou City, Henan Province, PRC	51% owned by Beijing Origin

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

Master Transaction Agreement

In September 2016, Origin entered into a Master Transaction Agreement to sell its seed production and distribution business to Beijing Shihui Agricultural Development Co. Ltd. (“Shihui”). In fiscal year 2017, Origin sold 98.58% equity ownership interest in Denong, 100% equity ownership interest in Changchun Origin and 100% equity ownership interest in Linze Origin, which represent our production, processing and distribution services, production and processing centers and marketing centers. The Master Service Agreement was terminated in September 2018 and the Company retained the headquarter building located in Beijing.

D.	Property, plant and equipment.

Our principal executive offices are located in the Changping District in Beijing where we own approximately 10,320 square meters of office space, and the right to use approximately 19,250 square meters of land. The land uses right, and the property, plant, and equipment of our headquarters in Beijing currently secures a four-year finance lease of RMB78 million. The lease program is with Beijing Agriculture Finance Leasing, LLC..

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

From 2015 to date, our capital expenditures consisted primarily of construction and purchase of plant and equipment, which are located in the PRC and financed mainly by bank borrowing. The table below sets forth the amount of our capital expenditures for the periods shown:

For the year ended September 30,	For the year ended September 30,	For the year ended September 30,	For the year ended September 30,
2016	2017	2018	2018
RMB	RMB	RMB	US$
15.71 million	2.62 million	2.98 million	0.43 million

We believe that our existing facilities are adequate to conduct our current and foreseeable future business operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Corporate Strategies Origin started as a hybrid corn seed company in 1997 as the first private seed company in China. With the success in and strong cash flow from the hybrid corn seed business, Origin started its seed biotechnology research in early 2000’s and established Origin Life Science Center in 2005. The Company has invested in the seed biotech product development and funded the biotech research and development with its free cash flow from the traditional hybrid seed business. Currently, the Company is waiting for the final commercialization approval from the Chinese government for its seed biotech products. In addition to the biotech corn seed technologies, the Company has initiated new business strategic directions, including Origin e-Commune Network and Saline-Alkaline land reclamation business.

Biotechnology Progress

While we continue to advance our GMO product pipelines with phytase traits and glyphosate tolerance technologies, our most significant progress made in the last several years is in the new biotech pipelines of stack traits of insect resistance and herbicide tolerance. The Company continues to test the double stacked products of Bt and glyphosate tolerance genes against the technologies currently used in the global market.

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

For the double stacked Bt and GT genes, our repeated field testing in both our northern testing site (for summer testing) and southern testing site (for winter testing and with heavy natural insect pressure) has shown very positive and stable insect resistance results. We believe the Bt gene (Cry1Ah) used in our double stacked traits could be highly valuable in markets outside of China.

Origin’s first generation biotechnology trait for insect resistance and herbicide tolerance (PEST/WEED) were successfully exported in 2017 from China to the United States. This represented the first export of such technology by a Chinese seed company to a strategic partner based in the U.S for GM seed products. These corn seeds with insect resistance and herbicide tolerance technologies were entered into collaborative field experiments in the summer of 2017 which confirmed their efficacy of the traits.

Based on our successful development in biotech seed products, we have continued to take steps to secure our biotechnologies intellectual property protections. We believe these patents will strengthen our position in the genetically modified seed technologies and will allow us to maintain our leading position in China and enter the global biotech traits market.

Overall Analysis

On September 26, 2016, we entered into an Master Transaction Agreement with Beijing Shihui, a related party being controlled by close family members of our Chairman (who is currently our Chief Executive Officer), formerly known as Beijing Shihui Agricultural Ltd. (“Shihui”), under which Shihui agreed to purchase the seed production and distribution assets, the office building in Beijing, PRC, and generally the business of commercial corn seed production and sales operated by us. We eventually only sold the corn seed production and distribution assets and business of commercial corn seed production and sales operated by us to Shihui and the Master Transaction Agreement was terminated in September 2018.

The assets and liabilities of the entities that were sold and to be sold have been reclassified as “assets of discontinued operations” and “liabilities of discontinued operations” within current and non-current assets and liabilities, respectively, on the consolidated balance sheets as of September 30, 2017 and 2018. The results of operations of the entities or assets that were sold and to be sold have been reclassified to “net (loss) income from discontinued operations” in the consolidated statements of income and comprehensive income for the years ended September 30, 2016, 2017 and 2018. We will mainly discuss the continuing business in the following paragraphs.

For the fiscal year ended September 30, 2018, revenue was RMB12.9 million, compared to RMB0.9 million for the fiscal year ended September 30, 2017.

Operating expenses from continuing operation for the fiscal year ended September 30, 2018 were RMB41.4 million (US$6.0 million), representing a decrease of 41% from RMB69.7 million in the fiscal year 2017. General and administrative expenses for the fiscal year ended September 30, 2018 were RMB32.1million (US$4.7 million), a decrease of 11% from RMB36.1 million year-over-year. Research and development expenses were RMB27.1 million (US$3.9 million) in fiscal year 2018, compared to RMB38.7 million in fiscal year 2017.

Net loss from continuing operation for the fiscal year ended September 30, 2018 was RMB152.8 million (US$22.2 million), compared with net loss from continuing operation of RMB121.8 million in fiscal year 2017.

Net loss attributable to Origin for the fiscal year ended September 30, 2018 was RMB153.7 million (US$22.3 million), compared to the net loss of RMB75.7 million for the fiscal year ended September 30, 2017.

Net loss per share was RMB(50.18) or US$(7.29) for the fiscal year 2018, compared with net loss per share of RMB(26.95) in fiscal year 2017.

As of September 30, 2018, and 2017, we had approximately RMB2.0 million (US$0.3 million) and RMB3.2 million, respectively, in cash and cash equivalents of continuing operations. Total borrowings of continuing operations as of September 30, 2018 and 2017 were RMB78.2 million (US$11.4 million) and RMB107.3 million, respectively. During fiscal year 2018, net cash used in operating activities was RMB10.0 million (US$1.5 million), compared with net cash used by RMB120.2 million for the fiscal year ended September 30, 2017. Net cash provided by investing activities was RMB47.6 million (US$6.9 million) for the fiscal year ended September 30, 2018 compared with net cash provided by investing activities of RMB29.5 million for the fiscal year ended September 30, 2017. Net cash provided used in financing activities was RMB35.4 million (US$5.1 million) for the fiscal year ended September 30, 2018 compared with net cash provided by financing activities of RMB47.0 million for the fiscal year ended September 30, 2017.

Research and Development Activities

Origin was built on its research and development platform and we believe a commitment to research and development is essential to the growth of the Company, particularly as we orientate our operations to biotechnology. During fiscal year 2018, we continue to make significant progress both in our conventional hybrid crop seed development programs and biotechnology research and development activities.

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

During fiscal year 2018, the fourth year under the new Green Pass Test System, we had more than 33 tests going through different stages of the testing stages. As the results of multiyear testing, we received five registration approval for three of our new varieties. During the fiscal years 2014 to 2018, we received a total of 17 approvals for our corn seed hybrid products.

Hybrid Corn Seed Registration and Approval table

					Registration
	Pre-Registration	Registration	Registration		Trial 2 +
Year	Trial	Trial 1	Trial 2	Field Demo	Field Demo	Approved

2011	72	16	5	5	4	0
2012	33	18	5	5	3	3
2013	44	12	3	6	2	7
2014	18	6	3	5	3	8
2015	13	27	4	3	N/A	7
2016	9	13	6	5	3	2
2017	1	28	6	4	6	5
2018	30	20	15	12		6

Note: One variety may be tested for more than one ecological zone, therefore one variety may receive more than one approval, e.g. in 2017, we received five approvals for three varieties.

Research and Development Outlook

One of our businesses is biotechnology research. We initially were approved for the first GM corn seed crop in China. Our glyphosate-tolerant gene has been approved to advance to the next phase of development. We seek to become the leader in biotechnology and GM product commercialization in China. We expect that GM crop seeds will eventually gain acceptance in China and for this reason we continue to pursue biotechnology seed development and invest in genetic modification programs that focus on improving yields, product quality, and insect resistance and disease tolerance for corn seeds and other selected crop seeds. The development of biotechnology attributes remains one of our business strategies. A significant proportion of our management resources are dedicated to building these capabilities across the Company.

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

If GM seed products are approved by the government on a broader scale and begin to gain widespread acceptance in the market, large international biotech companies could likely become more serious competitors. However, they may continue to face numerous obstacles in competing with us in China. Foreign companies are currently prohibited from developing or producing genetically modified plant seeds, breeding livestock and poultry, or producing aquatic seed according to Catalog Guiding Foreign Investment Industries (distributed by Ministry of Commence of China). As a result, we believe we will continue to be in a competitive position in the genetically modified segment of the seed market when it becomes meaningful and legally permissible to do so.

Key factors affecting our growth, operating results and financial condition

We expect our future growth, operating results and financial condition to be driven and affected by a number of factors and trends including but not limited to:

•	our ability to strategically manage our growth and expansion, organically or through mergers and acquisitions. If we do not manage our growth effectively, our growth may slow down and we may not be able to achieve or maintain profitability;

•	our ability to fit acquisitions and our corporate reorganization into our growth strategies to generate sufficient value to justify their cost;

•	our ability to develop new products and new commercial avenues;

•	our ability to evaluate our business lines and take action to discontinue aspects of our business as well as to take cost savings measures for the future growth of the company;

•	our ability to partner or joint venture for the creation of more advanced bio-technology products or develop new enterprises;

•	our ability to launch and develop our on-line marketing platform;

•	our ability to continue to license or acquire crop seeds from third party developers and our ability to develop proprietary crop seeds;

•	future consolidations in the crop seed industry in China that may give rise to new or strengthened competitors;

•	the possibility that the crop seed industry in China may favor genetically modified seeds over hybrid seeds, and our ability to develop and market such products;

•	the impact of regulation affecting our industry; and

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

Discontinued Operations

The Company reports operating results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Through September 30, 2018, the Company reported discontinued operations when the operations and cash flows of a component of the Company had been eliminated or intended to be eliminated from ongoing operations. For a component to be disposed of by sale, financial results were classified as discontinued only when held for sale criteria were met. For a component to be disposed of other than by sale, financial results were not classified as discontinued until abandonment, distribution, or exchange occurred, depending on the manner of disposal. In the annual report for the year ended September 30, 2016 and 2017, the operating results of the seed production and distribution entities and assets mainly including Changchun Origin, Denong, Linze Origin, Zhengzhou Branch and office building in Beijing, PRC are presented as discontinued operations. The office building in Beijing, PRC was previously planned to be sold to Beijing Shihui. However, the Company changed the original plan and decided not to sell this part of assets. On September 21, 2018, the Company and certain subsidiaries of the Company entered into a Termination Agreement. Pursuant to this agreement, the Company will not transfer the above-mentioned office building in Beijing to Beijing Shihui.

As the office building in Beijing no longer meets the held-for-sale criteria, this part of assets has been reclassified as held and used and the related operation results were reclassified to continuing operations for all periods presented in this report.

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

Revenue is recognized when pervasive evidence of an arrangement exists, products have been delivered, the price is fixed or determinable, collectability is reasonably assured and the right of return has expired. We generally determines the final selling price after a period the goods are delivered to the customers. Accordingly, we defers revenues recognition until the selling price has been finalized with the customers. The estimated amounts of revenues billed in excess of revenues recognized are recorded as deferred revenues.

Impairment of long-lived assets

The Company reviews the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset and intangible assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets and intangible assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose. The Company has performed an impairment analysis on the plant and equipment in Xinjiang Originbo Seed Company Limited and recorded an impairment loss of RMB25,873 during the year ended September 30, 2017. The impairment loss was reported in discontinued operations as the impaired long-lived assets are related to the seed production and distribution business.

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

We have assessed the product quality, unsold quantity and the amount unit cost exceed the selling price performed by our quality inspectors and sales staff on an annual basis, and accordingly, determined the inventory write-downs based on the assessment results. We believe that the current methodologies on impairment assessment are adequate to address the risks of inventory write-downs. For fiscal year 2018, we had written off of provision of RMB13.6 million (US$2.0 million) for inventories, compared to provision of RMB18.8 million for fiscal year 2017 and RMB20.5 million for fiscal year 2016.

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

Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets if it is more likely than not that the related benefit will not be realized. A full valuation allowance has been established against all net deferred tax assets as of December 31, 2017 and 2018 based on our estimates of recoverability.

Stock-based compensation

We adopted FASB ASC 718-10, to measure our issued share options based on the grant-date fair value of the options and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We adopt the Black-Scholes Model to value the fair value of the share options.

Results of Operations

Fiscal Year Ended September 30, 2018 Compared To Fiscal Year Ended September 30, 2017

Revenues

For the fiscal year ended September 30, 2018, revenue from continuing operation was RMB12.9 million (US$1.9 million), compared to RMB0.9 million for the fiscal year ended September 30, 2017.

Operating expenses

Operating expenses from continuing operation for the fiscal year ended September 30, 2018 were RMB41.4 million (US$6.0 million), representing a decrease of 41% from RMB69.7 million in the fiscal year 2017.

General and administrative

General and administrative expenses from continuing operation primarily consist of salary and compensation, depreciation and amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies. General and administrative expenses for the fiscal year ended September 30, 2018 were RMB32.1 million (US$4.7 million), a decrease of 11% from RMB36.1 million year-over-year.

Research and development

Research and development expenses from continuing operation primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds and genetically modified products, travelling expenses, depreciation of plant and equipment, and expenses paid to certain research institutes to carrying research projects on behalf of Origin during the period. Research and development expenses were RMB27.1 million (US$3.9 million) in fiscal year 2018, compared to RMB38.7 million in fiscal year 2017.

Other income, net

Other income from continuing operation primarily consists of raw material sales, office building rental income and government subsidy income, offset by costs related to raw material sales and fixed assets disposal gain. Other income increased to RMB18.3 million (US$2.7 million), in fiscal year 2018 from RMB5.0 million in fiscal year 2017.

Loss from continuing operations

As a result of the impact of the components described above, loss from continuing operations were RMB35.5 million (US$5.2 million), in fiscal year 2018 compared with loss from continuing operations of RMB69.6 million in fiscal year 2017.

Interest expense

Interest expense was RMB22.8 million (US$3.3 million) for the fiscal year 2018 compared to RMB9.0 million a year ago.

Net Loss

Net loss attributable to Origin for the fiscal year ended September 30, 2018 was RMB153.7 million (US$22.3 million) compared to the net loss of RMB75.7 million for the fiscal year ended September 30, 2017.

Fiscal Year Ended September 30, 2017 Compared To Fiscal Year Ended September 30, 2016

Revenues

For the fiscal year ended September 30, 2017, RMB0.9 million was recorded from continuing operation, however for the fiscal year ended September 30, 2016, we recorded revenue of RMB0.5 million primarily due to fees for services from the Company’s collaborators.

Operating expenses

Operating expenses from continuing operation for the fiscal year 2017 were RMB69.7 million, representing an increase of 6% from RMB66.0 million in the fiscal year 2016.

General and administrative

General and administrative expenses from continuing operation primarily consist of salary and compensation, depreciation and amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies. General and administrative expenses for the fiscal year 2017 were RMB36.1 million, an increase of 9% from RMB33.0 million in the fiscal year 2016 mainly due to the increasing expense in US subsidiary.

Research and development

Research and development expenses from continuing operation primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds and genetically modified products, travelling expenses, depreciation of plant and equipment, and expenses paid to certain research institutes to carrying research projects on behalf of Origin during the period. Research and development expenses decreased to RMB38.7 million in fiscal year 2017 from RMB41.3 million in fiscal year 2016.

Other income, net

Other income primarily consists of raw material sales, office building rental income and government subsidy income, offset by costs related to raw material sales and fixed assets disposal gain or loss. Other income decreased to RMB5.0 million in fiscal year 2017 from RMB8.3 million in fiscal year 2016.

Loss from continuing operations

As a result of the impact of the components described above, loss from continuing operations were RMB69.6 million in fiscal year 2017 compared with loss from continuing operations of RMB65.5 million in fiscal year 2016.

Net loss from discontinued operations.

Net income from discontinued operations was RMB15.6 million in fiscal year 2017, compared to a loss of RMB3.8 million in fiscal year 2016. The net income from discontinued operations in fiscal year 2017 was a result of the disposal of our seed distribution and production business.

Interest expense

Interest expense was RMB9.0 million for the fiscal year 2017 compared to RMB7.6 million a year ago. This mainly represents interest expense from the total borrowing of continuing operations.

Net Loss

Net loss attributable to Origin for the fiscal year ended September 30, 2017 was RMB75.7 million compared to the net loss of RMB65.6 million for the fiscal year ended September 30, 2016.

B.	Liquidity and Capital Resources.

As of September 30, 2017 and 2018, we had approximately RMB3.2 million and RMB2.0 million (US$0.3 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and short term liquid investments with maturities of three months or less deposited with banks and other financial institutions.

We financed our operations through cash generated from operating activities and bank borrowings. As of September 30, 2018, we had a total current portion of long-term borrowings of RMB78.2 million (US$11.4 million).

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12 months ended September 30, 2016, 2017, and 2018.

Item	September 30
(In thousands)
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	47,905	(120,167)	(10,045)	(1,457)

Net cash (used in) provided by investing activities	(6,481)	29,539	47,591	6,919

Net cash provided by (used in) financing activities	(48,816)	47,008	(35,376)	(5,142)

Net (decrease) increase in cash and cash equivalents	(7,392)	(43,620)	2,170	320

Cash and cash equivalents, beginning of year	66,025	54,509	3,245	472

Effect of exchange rate changes on cash and cash equivalents	(4,124)	(7,644)	(3,425)	(503)

Cash and cash equivalents, end of year	54,509	3,245	1,990	289

Operating activities:

Net cash used in operating activities was RMB10.0 million (US$1.5 million) for the fiscal year ended September 30, 2018, compared with cash used in operating activities of RMB120.2 million for the fiscal year ended September 30, 2017.

Investing activities:

Net cash provided by investing activities was RMB47.6 million (US$6.9 million) for the fiscal year ended September 30, 2018, compared with cash provided by investing activities of RMB29.5 million for the fiscal year ended September 30, 2017.

Financing activities:

Net cash used in financing activities was RMB35.4 million (US$5.1 million) for the fiscal year ended September 30, 2018, compared with cash provided by financing activities of RMB47.0 million for the fiscal year ended September 30, 2017. The Company reduced the bank borrowing in fiscal year 2018.

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

Substantial doubt about the ability to continue as going concern

The Company incurred net losses of RMB76.8 million RMB106.3 million and RMB152.8 million (US$22.2 million) in the years ended September 30, 2016, 2017 and 2018, respectively. Working capital deficit was RMB45.0 million and RMB217.3 million (US$31.6 million) as of September 30, 2017 and 2018, respectively. Accumulated deficit was RMB258.1 million and RMB411.7 million (US$59.9 million) as of September 30, 2017 and 2018, respectively. We are currently seeking to restructure the terms of our liabilities by raising funds to pay off liabilities. Our ability to continue as a going concern is depend upon obtaining the necessary financing or negotiating the terms of the existing borrowing to meet our current and future liquidity need.

On October 16, 2018, the Company entered into a Share Subscription Agreement with Longhan Investment Management, Co., Ltd. (“Longhan”) to sell 1,397,680 shares of the Company’s common stock for an aggregate purchase price of US$7,743,147. On January 4, 2019, the Company entered into a Financing Support Agreement with Tiger Capital Fund SPC (“Tiger Fund”) and Longhan. This agreement allows Tiger Fund to join Longhan to invest in Origin under the Share Subscription Agreement dated as of October 16, 2018 by and between Longhan and the Company. Under the Share Subscription Agreement and the Financing Support Agreement, Longhan and Tiger Fund purchased 1,397,680 shares of the Company’s common stock for an aggregate purchase price of US$7,743,147 as of the date of this report.

On May 17, 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and Origin will form a new entity, which 51% and 49% of equity interests would be owned by BC-TID and the Company, respectively. Based on the agreement, Beijing Origin will contribute the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the new entity. BC-TID will fund the joint venture with a total of RMB204 million in cash. Also agreed under this agreement, the new entity will pay off the bank loan of RMB78 million, which is collateralized by the Company’s headquarters building in Beijing, upon receiving the RMB204 million investment from BC-TID. The transaction is subject to the satisfaction or waiver of several conditions set forth in the agreement.

As of September 30, 2018, the amount due to Beijing Shihui, Zhangye Shihui Agricultural Development Co. Ltd. (“Zhangye Shihui”), Xinjiang Ginbo Seeds Center, Linze Origin Seeds Limited and Dr. Han Gengchen, the Chairman and Chief Executive Director of the Company, amounted to RMB137,811, RMB10,000, RMB10,000, RMB123,579 and RMB9,692, respectively. These related parties agreed that they shall not request the Company to repay outstanding balances until the Company are in a position to repay.

Besides the expected cash inflows from the aforementioned existing agreements, the Company is also seeking funds from other resources including but not limited to licensing its core seed traits to its customers, applying for government grants for research and development activities, pursuing other capital investment from investors and selling certain company assets. The Company consistently reviews its working capital requirements and has also taken steps to reduce expenses. The Company curtailed its operations in the United States at the end of 2017 and formally closed its offices in Iowa, United States shortly thereafter.

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

Our research and development expenditures were RMB41.3 million, RMB38.7 million and RMB27.1 million (US$3.9 million) for fiscal years ended September 30, 2016, 2017 and 2018, respectively.

D.	Trend Information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events in the period from October 1, 2017 to September 30, 2018 that were reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E.	Off-balance Sheet Arrangements.

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts or outstanding derivative financial instruments. We do not engage in trading activities involving non-exchange traded contracts.

F.	Tabular Disclosure of Commitments and Contingencies.

We have various contractual obligations that will affect our liquidity. The following table sets forth our contractual obligations as of September 30, 2018.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Commitment
Short term Debt Obligations	-	-	-	-	-
Long term Debt Obligations	78,235	78,235	-	-	-
Interest on Debt Obligations	7,747	7,747	-	-	-
Operating Lease Obligations	6,684	905	1,064	922	3,793
Total	92,666	86,887	1,064	922	3,793

G.	Safe Harbor.

Except for historical facts and financial data, the information included in Items 5.A through 5.D and 5.F is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in this Item 5.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of May 31, 2019.

Name	Age	Position

Gengchen Han	63	Chairman of the Board, Chief Executive Officer
James Chen	53	Chief Financial Officer, Director
Michael W. Trimble	61	Independent Director
Rong Chen	62	Independent Director
Fei Wang	41	Independent Director

Dr. Gengchen Han is the Chairman of Origin and has been the Chief Executive Officer of Origin since December 3, 2018. He also served, in the past, as the President and the Chief Executive of Origin at various times. Dr. Han is also the Executive Chairman of Beijing Origin and its affiliated companies, a position that he has held since founding the business in 1997. Dr. Han was the Co-Chief Executive Officer and Chief Executive Officer of the Company from its inception in 1997 until January 1, 2009 and from August 1, 2011 to April 25, 2016. Dr. Han has more than 20 years of experience in research and development of hybrid seed products, particularly corn seed. From 1982 until 1984, Dr. Han was a lecturer at the Henan Agriculture University. From 1984 to 1987, Dr. Han received his Ph.D. degree in Plant Breeding and Cytogenics from Iowa State University. From 1989 until 1990 he worked for the International Maize and Wheat Improvement Center, or CIMMYT, in Mexico. He worked for Pioneer Hi-bred International from 1990 to 1996; his positions there included Regional Technical Coordinator for Asia/Pacific and Regional Supervisor for China Business.

Dr. Z. James Chen became a director of Origin in August 2017 and the Chief Financial Officer of the Company on December 3, 2018. Previously, Dr. Chen was the Chief Financial Officer of Origin from January 2012 to January 2016 and the Chief Executive Officer of Origin from February 2018 to December 2018. Mr. Chen was the CFO of Yunji, Inc. Prior to being employed by Origin, Dr. Chen served as an Investment Manager at Abu Dhabi Investment Authority (ADIA) and he worked as an equity research analyst at Morgan Joseph and BB&T Capital Markets. Dr. Chen also worked as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between ExxonMobil and Dow Chemical. Dr. Chen received his Ph.D. Degree in Chemical Engineering from the University of Connecticut and his M.B.A degree from New York University.

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

Mr. Rong Chen became a director of Origin in July 2018. Mr. Chen is the founder of Elastos Foundation. He is a technology industry veteran for over 30 years with 18 years of entrepreneurial experience and 8 years of operating system development experience at Microsoft. Mr. Chen launched Elastos Foundation in June 2017 to develop cryto-tokens and blockchain technologies. Mr. Chen founded Kortide in Beijing in 2000 to design and implement Elastos, an advanced operating system for a secure Internet, from scratch. Mr. Chen has a computer science B.Eng degree from Tsinghua University and a Master degree from the University of Illinois at Urbana-Champaign. Mr. Chen agreed to join Origin's board as announced in the Company's press release dated February 15, 2018 when the Company announced the cooperation with Elastos Foundation.

Ms. Fei Wang became a director of Origin in February 2019. Ms. Wang currently serves as Global Finance Director of UTStarcom Holdings Corp. (“UTStarcom”), a provider of broadband equipment and solutions, which is listed on NASDAQ. Ms. Wang has served in various financial functions, including Investor Relation Director, since 2011. Prior to UTStarcom, Ms. Wang has had more than seven years financial experience in several publicly listed multinational companies based in the United States. Ms. Wang received her master’s degree in Financial Accountancy from the Rutgers University and her bachelor’s degree in Accounting from City University of New York. Ms. Wang is a member of the American Institute of Certified Public Accountants.

B.	Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB1.5 million (US$0.2 million) for the twelve months ended September 30, 2018. Options granted are stated in the chart found below.

2009 Performance Equity Plan

On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. We had outstanding awards for 70,000 options under the 2009 Plan at September 30, 2018.

2014 Performance Equity Plan

On December 22, 2014, the company adopted the 2014 Performance Equity Plan, under which we are able to issue equity awards for up to 5,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. In addition to current equity awards to the directors and officers, we plan to expand our equity awards to a broader range of employees in order to align our employee incentives towards our stock performance. We had outstanding awards for 211,300 options under the 2014 Plan at September 30, 2018.

Those awards held by the directors and officers are listed below.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
Gengchen Han	12,000	$14.8 /Share	January 2, 2015	January 1,2020
	12,000	$13.8 /Share	January 4, 2016	January 4, 2021
	12,000	$20.7 /Share	January 3, 2017	January 2, 2022
	12,000	$9.10 /Share	January 2, 2018	January 1, 2023

Michael Trimble	500	$14.8 /Share	January 2, 2015	January 1,2020
	500	$13.8 /Share	January 4, 2016	January 4, 2021
	2,000	$20.7 /Share	January 3, 2017	January 2, 2022
	2,000	$9.1 /share	January 2, 2018	January 1, 2023

James Chen	5,000	$14.8 /Share	January 2, 2015	January 1,2020
	1,000	$9.1 /Share	January 2, 2018	January 1,2023
	20,000	$8.2 /Share	March 1, 2018	February 28,2023

C.	Board Practices.

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

Employment Agreements

Dr. Han has an employment agreement with us. The agreement currently has a term of three years commencing on January 1, 2018. Dr. Han is entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreement is terminable by Origin for death, disability and cause. Dr. Han may terminate the agreement and his employment for good reason, which includes Origin’s breach, the executive’s loss of his seat on the board of directors, and change of control of Origin. In the event of termination for good reason or without cause, the executive will receive compensation and benefits under his employment agreement through the earlier of two years from the date of termination or through the term of the agreement. The agreements contain provisions for the protection of confidential information and a three-year non-competition period within China.

Board committees

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominations Committee.

Audit Committee

The members of our Audit Committee are Fei Wang (chairman), Michael Trimble and Rong Chen. Our board of directors has determined that all of our Audit Committee members are independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

The board of directors has determined that each of Ms. Fei Wang and Messrs. Michael Trimble and Rong Chen has an understanding of Generally Accepted Accounting Principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of Audit Committee functions.

The board of directors believes that Ms. Wang qualifies as an “audit committee financial expert” within the meaning of all applicable rules. The board of directors believes that Ms. Wang has financial expertise because of her educational backgrounds and her extensive experience in financial reporting for private and public companies.

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

Compensation Committee

The members of our Compensation Committee are Rong Chen (chairman), Michael Trimble and Ms. Fei Wang. The Compensation Committee also administers our equity award plans, including the authority to make and modify awards under the 2009 and 2014 Performance Equity Plans. The current charter of the Compensation Committee, which was adopted March 16, 2007, provides that the committee is responsible for:

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

 Nominating Committee

Our Nominating Committee consists of Michael W. Trimble (chairman), Rong Chen and Fei Wang. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The Nominating Committee will identify, evaluate and recommend candidates to become members of the Board of Directors with the goal of creating a balance of knowledge and experience.  The Nominating Committee is not a fully independent committee.

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

We currently have 59 employees, including management, managers and research and related personnel. All of our employees are located in China.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2019, by each of our directors and executive officers who beneficially own our ordinary shares, and other principal shareholders.

	Shares Beneficially Owned ( * )
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han, Chairman of the Board and CEO (1)(2)	584,383	12.72%
James Chen, Chief Financial Officer (1)(3)	80,895	1.76%
Michael W. Trimble, Director (4)	31,000	0.67%

* Beneficial ownership and percentage is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(1)       The business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing, PRC 102206. See Item 6B. “Directors, Senior Management, and Employees – Compensation” for discussion of option included in the table granted under the 2009 and 2014 Performance Equity Plans.

(2)       The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares. Includes 48,000 shares that may be acquired under stock options held by Dr. Han.

(3)       Includes 26,000 shares that may be acquired under stock options held by Mr. Chen..

(4)       The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131. Includes 5,000 shares that may be acquired under stock options held by Mr. Trimble.

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

During 2014 and 2015, Shihui took over Origin’s sales employees and sales centers in Hubei, Sichuan, Xuzhou, Shenyang, Zhengzhou, Hunan and Shandong. During the fiscal year 2016 and 2017, the sales to Shihui were RMB102.2 million and RMB183.5 million, respectively..

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

Shihui’s office is located at the headquarters of Origin in Beijing, China in fiscal year 2016. The rent charged to Shihui was RMB0.25 million.

Master Transaction Agreement with Beijing Shihui

On September 26, 2016, the Company entered into a definitive agreement and sold its proprietary China-based commercial corn seed production and distribution business for RMB421 million to Shihui. In September 2018, we terminated the second phase of the Master Transaction Agreement and retained our commercial seed business under Beijing Origin along with the headquarters building in Beijing. Shihui is a company of which the principal shareholders are the brother and son of Dr. Han Gengchen, our chairman of the board and of which the brother of Dr. Han is the principal executive officer.

Partnership Agreement/Arrangement with Elastos Foundation

In February 2018, Origin entered into a partnership agreement/arrangement with Elastos Foundation (“Elastos”) to jointly develop an e-commerce agribusiness platform utilizing the blockchain technologies developed by Elastos. Mr. Rong Chen, a director of Origin, is the founder of Elastos.

Strategic Cooperation Agreement with Longhan

In October 2018, Origin entered into a strategic cooperation agreement with Longhan Investment Management Co., Ltd. ("Longhan") pursuant to which both companies will work together to start the commercialization of Integrated Saline-Alkaline Land Reclamation ("ISALR") technology in 2019, both in China and globally, and will integrate Longhan's technologies with Origin's seed technologies and agricultural business platform. Longhan is a major shareholder of Origin and the founder and CEO of Longhan is the President of Origin.

2.	Interests of experts and counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated states and other financial information.

We have appended consolidated financial statements filed as part of this Annual Report. See Item 18 “Financial Statements.”

Legal Proceedings

There are legal proceedings against Linze Origin Seed Limited and Beijing Origin involving unsettled purchase orders to suppliers of Linze Origin Seed Limited. Pursuant to court order and mediations, the total compensation of these proceedings amounted to RMB23.7 million plus interests which primarily shall be settled by Linze Origin Seed Limited, and Beijing Origin shall be jointly and severally liable for these claims.

With respect to the legal proceedings and claims described above, such claims primarily shall be settled by Linze Origin Seed Limited and the Company's liability, if any, with respect to such claims, is uncertain. At present, the Company is unable to estimate a reasonably possible range of loss, if any, that may result from such litigation. If an unfavorable outcome were to occur in the litigation described above, the impact could be material to the Company's business, financial condition, or results of operations.

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

Significant changes.

No significant changes since September 30, 2018

ITEM 9	THE OFFER AND LISTING

A.	Offering and listing details.

Origin’s ordinary shares are listed on the Nasdaq Global Select Market where they trade under the SEED ticker symbol. On July 10, 2018, we effected a 1-for-10 reverse stock split of our authorized ordinary shares (the “Reverse Stock Split”).

B.	Plan of distribution.

Not applicable.

C.	Markets.

See Item 9.A above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expense of the issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

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

China

The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC, promulgated by the State Council in 1996 and amended in August 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, the conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account or foreign currency such as a capital increase or foreign currency loans to our PRC subsidiaries, prior approval from or registration with appropriate government authorities is required.

Pursuant to the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or the SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was amended on May 4, 2015, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. The SAFE Circular 13 cancels the administrative approval requirements of foreign exchange registration of foreign direct investment and overseas direct investment, and simplifies the procedure of foreign exchange-related registration, and foreign exchange registrations of foreign direct investment and overseas direct investment will be handled by the banks designated by the foreign exchange authority instead of SAFE and its branches.

The Circular on the Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19 which was issued by the SAFE on March 30, 2015 and effective from June 1, 2015, allows foreign-invested enterprises, within the scope of business, to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign-invested enterprises to use Renminbi converted from foreign currency-denominated capital for equity investment.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Offshore Investment

The Circular of the SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37 and became effective on July 4, 2014 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under the Circular 37, an SPV refers to offshore enterprises directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to register with the local SAFE branch.

Pursuant to the SAFE Circular 13, PRC residents or entities can register with qualified banks instead of SAFE or its local branch in connection with their establishment of an SPV.

An amendment to registration or subsequent filing with qualified banks by such PRC resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such PRC residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and SAFE Circular 13, misrepresent on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

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

We believe that we were not a PFIC for the taxable year 2018. However, there can be no assurance that we will not be a PFIC for that taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2017 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

Interest rate risk

Our significant interest-bearing financial liabilities are bank borrowings. Current portion of long-term borrowings account for 100% of total borrowings as of September 30, 2018. Our interest rate risk arises primarily from long-term borrowings. During the year ended September 30, 2018, all of our long-term borrowings were issued at variable rates, hence exposing us to cash flow interest rate risk which is partially offset by cash held at variable rates.

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

We have recorded RMB0.5 million (US$0.1 million) of foreign exchange gain in our net income for the twelve months ended September 30, 2018, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are exchanged, as well as re-evaluate its policy of using a fixed-rate regime to a basket of currencies govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.9%, 1.5% and 3.13%in the fiscal year ended September 30, 2016, 2017 and 2018, respectively. Sustained or increased inflation in China could have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

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

(a)          Disclosure Controls and Procedures: As of September 30, 2018 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s management including the Chief Executive Officer and the Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company's disclosure controls and procedures. We concluded that the Company’s disclosure controls and procedures as of September 30, 2018 were ineffective as management has identified a material weakness which is detailed in the accompanying Item 15(b), Report of Origin’s Management on Internal Control over Financial Reporting.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2018. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, the management identified a material weakness in the Company’s internal control over financial statement closing process, and as a result, management concluded that the Company’s internal control over financial reporting was not effective as of September 30, 2018.

Management is aware of the following material weakness in internal control over financial reporting:

Lack of sufficient qualified financial reporting and accounting personnel with an appropriate level of expertise to properly address complex accounting issues under U.S. GAAP, and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and Securities and Exchange Commission financial reporting requirements on a timely basis, resulted from staff turnover during the fiscal year 2018. During the course of the audit for fiscal year 2018, BDO China Shu Lun Pan Certified Public Accountants LLP, our independent registered public accounting firm, has corrected the misstatements relating to accounts and disclosures, in aggregate, material to the consolidated financial statements for the year ended September 30, 2018.

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

The board of directors believes that Ms. Fei Wang, a member of our Audit Committee, meets the criteria for an “audit committee financial expert” as established by the SEC and is an independent director.

Ms. Wang will not be deemed an “expert” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Ms. Wang as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of our Audit Committee and board of directors in the absence of such designation or identification. The designation or identification of Ms. Wang as an audit committee financial expert does not affect the duties, obligations or liability of any other member of our Audit Committee or board of directors, and Ms. Wang is determined to be independent director.

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

The aggregate fees billed for professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP in connection with the audit of the consolidated financial statements for the fiscal year ended September 30, 2018, and for the audits of internal controls over financial reporting and the consolidated financial statements as of and for the fiscal years ended September 30, 2017 and 2018 were RMB2.0 million and RMB1.3 million (US$0.2 million), respectively.

(b)	Audit - Related Fees.

The aggregate fees billed for professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP for the performance of agreed-upon procedures on the quarterly financial statements during the year ended September 30, 2017 and 2018 were RMB0.19 million and RMBnil (US$nil), respectively. We also incurred fees of RMB0.53 million during the year ended September 30, 2017 to BDO China Shu Lun Pan Certified Public Accountants LLP for their consent to incorporation by reference to the prior years’ auditors’ reports in our Registration Statement on Form F-3 and agreed-upon procedures on the financial information in the proxy statement for the use at the extraordinary general meeting of shareholders held on April 13, 2017.

(c)	Tax Fees.

We did not enter into any engagement during the fiscal years ended September 30, 2017 or 2018 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d)	All Other Fees.

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal year ended September 30, 2017 and 2018.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit
Number	Description
1.1	Memorandum and Articles of Association of Origin Agritech Limited re-registered under the new Business Companies Act of the British Virgin Islands as of July 10, 2006 (Incorporated by reference to Exhibit 1.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006.

4.1	2005 Performance Equity Plan (Incorporated by reference to Annex D of the proxy statement/prospectus included in our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 27, 2005).

4.2	2009 Performance Equity Plan (Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (file no. 333-166226) filed with the Securities and Exchange Commission on April 22, 2010).

4.3	Technical Service Agreement between Origin Biotechnology and Beijing Origin (Incorporated by reference to Exhibit 10.14 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.4	Technical Service Agreement between Origin Biotechnology and Henan Origin (Incorporated by reference to Exhibit 10.15 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.5	Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.17 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.6	Technology Transfer Agreement between Henan Agriculture University and Beijing Origin (YuYu22) (Incorporated by reference to Exhibit 10.27 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.7	Joint Development agreement with Corn Research Institute of Li County (1st Agreement) (Incorporated by reference to Exhibit 10.28 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.8	Joint Development Agreement with Corn Research Institute of Li County (2nd Agreement) (Incorporated by reference to Exhibit 10.29 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005).

4.9	Equity Transfer Agreement between Beijing Origin and Jilin Academy of Agriculture Science dated as of December 6, 2005 (Incorporated by reference to Exhibit 4.17 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.10	Equity Transfer Agreement between Beijing Origin and China National Center for Biotechnology Development dated as of December 28, 2004 (Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.11	New Corn Seed Liyu 35 Joint Development Agreement between Beijing Origin and Shijiazhuang Liyu Technology Development Co., Ltd. dated as of March 30, 2006 (Incorporated by reference to Exhibit 4.20 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006).

4.12	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 31, 2002 (Incorporated by reference to Exhibit 4.21 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.13	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 9, 2003 (Incorporated by reference to Exhibit 4.22 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.14	2014 Performance Equity Plan (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on January 12, 2015),

4.15*	Investment Agreement between the Registrant and Longhan Investment Management, Co., Ltd.

8.1*	List of Subsidiaries

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Registrant’s consolidated financial statements for fiscal years ended 2016, 2017 and 2018 into Registrant's Registration Statements on Form S-8 (#333-202947, #333-166226 and #333-145865)

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 3, 2019	ORIGIN AGRITECH LIMITED

/S/ Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Origin Agritech Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited and subsidiaries and variable interest entities (the “Company”) as of September 30, 2017 and 2018, the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the three years in the period ended September 30, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2017 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company's auditor since 2011.

Shenzhen, The People’s Republic of China

June 3, 2019

ORIGIN AGRITECH LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except number of share and per share data)

	2017	2018	2018
	RMB'000	RMB'000	US$'000
ASSETS
Current assets:
Cash and cash equivalents	3,245	1,990	289
Due from related parties (note 3)	55,940	129,506	18,826
Accounts receivable	24	-	-
Advances to suppliers (note 5)	5,298	1,188	173
Inventories (note 6)	23,226	81,947	11,912
Other current assets (note 7)	1,326	247	33
Total current assets	89,059	214,878	31,233
Land use rights, net (note 8)	19,108	16,564	2,408
Plant and equipment, net (note 9)	177,317	172,748	25,112
Long-term investment (note 10)	18,721	16,347	2,376
Acquired intangible assets, net (note 11)	15,739	8,362	1,216
Other assets (note 12)	4,196	1,202	175
Total assets (including amounts of the consolidated VIEs without recourse to the Company of RMB312,578 and RMB423,533 as of September 30, 2017 and 2018, respectively)	324,140	430,101	62,520

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings (note 13)	15,000	-	-
Current portion of long-term borrowings (note 13)	35,504	78,235	11,373
Accounts payable	1,454	7,955	1,156
Due to growers	6,535	7,984	1,161
Due to related parties (note 3)	11,592	293,732	42,699
Advances from customers	1,866	6,338	921
Notes payable (note 14)	8,335	-	-
Other payables and accrued expenses (note 15)	31,178	37,927	5,513
Current liabilities of discontinued operations (note 4)	22,640	-	-
Total current liabilities	134,104	432,171	62,823
Long-term borrowing (note 13)	56,769	-	-
Other long-term liability (note 16)	20,468	21,278	3,093
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB200,687 and RMB450,585 as of September 30, 2017 and 2018, respectively)	211,341	453,449	65,916
Commitments and contingencies (note 23)
Shareholders’ equity:
Preferred stock(no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 2,937,430 and 3,261,153 shares issued as of September 30, 2017 and 2018; 2,859,668 and 3,196,244 shares outstanding as of September 30, 2017 and 2018, respectively)*	-	-	-
Additional paid-in capital	411,981	428,311	62,262
Accumulated deficit	(258,060)	(411,723)	(59,850)
Treasury stock at cost (77,762 and 64,909 shares as of September 30, 2017 and 2018, respectively)* (note 18)	(22,791)	(19,163)	(2,786)
Accumulated other comprehensive loss	(18,821)	(22,136)	(3,220)
Total Origin Agritech Limited shareholders’ equity	112,309	(24,711)	(3,594)
Non-controlling interests	490	1,363	198
Total equity	112,799	(23,348)	(3,396)

Total liabilities and equity	324,140	430,101	62,520

* Retrospectively restated for effect of reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except number of share and per share data)

	Year ended September 30,
	2016	2017	2018	2018
	RMB'000	RMB'000	RMB'000	US$'000
Revenues	481	870	12,927	1,879
Cost of revenues	-	(678)	(7,047)	(1,024)
Gross profit	481	192	5,880	855
Operating expenses
Selling and marketing	-	-	(411)	(60)
General and administrative	(32,974)	(36,094)	(32,147)	(4,673)
Research and development	(41,272)	(38,682)	(27,132)	(3,944)
Other income, net	8,265	5,028	18,291	2,659
Total operating expenses, net	(65,981)	(69,748)	(41,399)	(6,018)

Loss from continuing operations	(65,500)	(69,556)	(35,519)	(5,163)

Interest expense	(7,607)	(9,006)	(22,787)	(3,312)
Interest income	69	1,427	6	1
Impairment loss	-	(44,706)	(3,807)	(553)
Loss on termination of business disposal	-	-	(90,683)	(13,182)
Loss before income taxes from continuing operations	(73,038)	(121,841)	(152,790)	(22,209)

Income tax (expense) benefits from continuing operations (note 20)
Current	-	-	-	-
Deferred	-	-	-	-
Income tax (expenses) benefit from continuing operations	-	-	-	-

Net loss from continuing operations	(73,038)	(121,841)	(152,790)	(22,209)
Discontinued Operations:
(Loss) income from discontinued operations, net of taxes (note 4)	(3,795)	18,862	-	-
Loss on disposal of commercial seed business, net of taxes (note 4)	-	(3,282)	-	-
Net (loss) income from discontinued operations	(3,795)	15,580	-	-
Net loss	(76,833)	(106,261)	(152,790)	(22,209)
Less: Net (loss) income attributable to non-controlling interests	(11,255)	(30,587)	873	127

Net loss attributable to Origin Agritech Limited	(65,578)	(75,674)	(153,663)	(22,336)
Other comprehensive loss
Net loss	(76,833)	(106,261)	(152,790)	(22,209)
Foreign currency translation difference	(4,124)	(7,644)	(3,315)	(482)
Comprehensive loss	(80,957)	(113,905)	(156,105)	(22,691)
Less: Comprehensive (loss) income attributable to non-controlling interests	(11,255)	(30,587)	873	127
Comprehensive loss attributable to Origin Agritech Limited	(69,702)	(83,318)	(156,978)	(22,818)

Basic and diluted net income (loss) per share (note 21)
Continuing operations	(22.56)	(32.20)	(50.18)	(7.29)
Discontinued operations	(1.20)	5.25	-	-
Basic and diluted net loss per share attributable to Origin Agritech Limited	(23.76)	(26.95)	(50.18)	(7.29)

Shares used in calculating basic and diluted net income (loss) per share*	2,759,834	2,808,293	3,061,979	3,061,979

* Retrospectively restated for effect of reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except number of share and per share data)

		Equity attributable to Origin Agritech Limited
		Common stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Non- controlling Interests	Total Equity
		Shares*	Amount
			RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of September 30, 2015		2,755,334	-	402,500	(116,808)	(7,053)	(37,445)	49,584	290,778

Net loss for the year		-	-	-	(65,578)	-	-	(11,255)	(76,833)
Issuance of restricted share		6,000	-	-	-	-	-	-	-
Share-based compensation expense		-	-	8,796	-	-	-	-	8,796
Translation adjustments		-	-	-	-	(4,124)	-	-	(4,124)
Balance as of September 30, 2016		2,761,334	-	411,296	(182,386)	(11,177)	(37,445)	38,329	218,617

Net loss for the year		-	-		(75,674)	-	-	(30,587)	(106,261)
Sale of treasury stock		50,000	-	(8,539)	-	-	14,654	-	6,115
Exercise of share option		5,500	-	543	-	-	-	-	543
Share-based compensation expense		13,000	-	5,404	-	-	-	-	5,404
Issuance of common shares		29,834	-	2,885	-	-	-	-	2,885
Business disposal		-	-	392	-	-	-	(7,252)	(6,860)
Translation adjustments		-	-	-	-	(7,644)	-	-	(7,644)
Balance as of September 30, 2017		2,859,668	-	411,981	(258,060)	(18,821)	(22,791)	490	112,799

Net loss for the year		-	-	-	(153,663)	-	-	873	(152,790)
Retire and cancellation of common stock		(200)	-	-	-	-	-	-	-
Share-based compensation expense		40,454	-	685	-	-	3,628	-	4,313
Issuance of common shares		296,322	-	15,645	-	-	-	-	15,645
Translation adjustments		-	-		-	(3,315)	-	-	(3,315)
Balance as of September 30, 2018		3,196,244	-	428,311	(411,723)	(22,136)	(19,163)	1,363	(23,348)

In US$ @	6.8792		-	62,262	(59,850)	(3,220)	(2,786)	198	(3,396)

* Retrospectively restated for effect of reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Operating activities:
Net loss	(76,833)	(106,261)	(152,790)	(22,209)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	31,222	27,687	16,452	2,392
Loss/(gain) on disposal of plant and equipment	257	327	(5,299)	(770)
Gain on disposal of land use right	-	-	(1,505)	(219)
Loss on termination of business disposal	-	-	90,683	13,182
Loss on disposal of subsidiaries and assets	-	3,282	-	-
Allowance for doubtful account	242	-	2,105	306
Recovery on receivables	-	(712)	-	-
Impairment on intangible assets	-	-	1,433	208
Impairment on long-term equity investment	-	-	2,374	345
Impairment on plant and equipment	-	25,873	-	-
Changes in provision for inventories	20,502	18,833	(13,601)	(1,977)
Non-cash interest expense (interest accretion)	-	3,227	16,757	2,436
Shares issued upon sign off of Equity Purchase Agreement (note 19)	-	1,039	-	-
Share-based compensation expense	8,796	5,404	4,313	627
Changes in operating assets and liabilities:
Accounts receivable	1,318	36	24	3
Due from related parties	-	-	55,940	8,132
Advances to growers	(876)	15,318	-	-
Advances to suppliers	3,121	(126)	2,062	300
Inventories	50,974	(21,533)	13,064	1,899
Income tax recoverable	-	49	-	-
Other current assets	40	(4,153)	1,084	158
Other assets	436	(1,914)	(6)	(1)
Accounts payable	(15)	4,114	(950)	(138)
Due to growers	2,589	21,114	1,449	211
Due to related parties	58,291	61,903	(50,077)	(7,279)
Advances from customers	(55,703)	(157,407)	4,018	584
Income tax payable	(37)	-	-	-
Deferred revenues	(4,240)	(7,008)	-	-
Other long-term liabilities	7,568	66	810	118
Other payables and accrued expenses	253	(9,325)	1,615	235

Net cash provided by (used in) operating activities	47,905	(120,167)	(10,045)	(1,457)

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Investing activities:
Proceeds from disposal of commercial seed business, net of cash disposed (note 4)	10,000	33,165	33,600	4,884
Purchase of plant and equipment	(15,714)	(2,624)	(2,982)	(433)
Proceeds from disposal of plant and equipment and land use right	483	265	16,872	2,453
Purchase of land use rights	-	(1,267)	-	-
Purchase of intangible assets	(1,250)	-	-	-
Cash from termination of second closing of disposal of commercial seed business (note 4)	-	-	101	15
Net cash (used in) provided by investing activities	(6,481)	29,539	47,591	6,919

Financing activities:
Restricted cash	(901)	21,181	-	-
Proceeds from short-term borrowings	195,000	15,000	19,000	2,762
Proceeds from issuance of convertible promissory note	-	8,628	-	-
Proceeds from exercise of stock options	-	543	-	-
Proceeds from issuance of treasury stocks	-	6,115	-	-
Repayment of short-term borrowings	(225,000)	(90,000)	(34,000)	(4,942)
Proceeds from long-term borrowings	6,085	120,000
Repayment of long-term borrowings	(24,000)	(34,459)	(20,376)	(2,962)
Net cash provided by (used in) financing activities	(48,816)	47,008	(35,376)	(5,142)

Net (decrease) increase in cash and cash equivalents	(7,392)	(43,620)	2,170	320
Cash and cash equivalents, beginning of year	66,025	54,509	3,245	472
Effect of exchange rate changes on cash and cash equivalents	(4,124)	(7,644)	(3,425)	(503)
Cash and cash equivalents, end of the year	54,509	3,245	1,990	289

Supplemental disclosures of cash flow information:
Income taxes paid	1,436	1,282	-	-

Interest paid, net of interest capitalized	14,251	14,486	4,861	707

Supplemental disclosure of non-cash financing activities:
Issuance of commitment shares related to notes payable	-	1,847	-	-

Conversion of convertible promissory note	-	-	15,644	2,274

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

On September 26, 2016, we entered into a Master Transaction Agreement (the “Master Agreement”) with Beijing Shihui Agricultural Development Co., Ltd. ( “Beijing Shihui” or the “Buyer”, a related party being controlled by close family members of the Company’s Chairman), formerly known as Beijing Shihui Agricultural Ltd., under which the Buyer agreed to purchase the corn seed production and distribution assets, the office building in Beijing, China, and generally the business of commercial corn seed production and sales now operated by the Company. On July 31, 2017, we completed the sale of 100% equity ownership interest in Changchun Origin Seed Technology Development Limited (“Changchun Origin”), 98.58% equity ownership interest in Denong Zhengcheng Seed Limited (“Denong”), 100% equity ownership interest in Linze Origin Seed Limited and Linze Branch of Beijing Origin Seed Limited (“Linze Origin”). On August 31, 2017, we transferred the control of Zhengzhou Branch of Beijing Origin Seed Limited (“Zhengzhou Branch”) to Beijing Shihui pursuant to a Management Agreement.

On September 21, 2018, the Company and certain subsidiaries of the Company entered into a Termination Agreement (“Termination Agreement”) with Beijing Shihui to terminate that certain Master Agreement, dated as of September 26, 2016, by and among the Company, Beijing Shihui, and certain subsidiaries of the Company. Pursuant to the Termination Agreement, the Company and Beijing Shihui agreed to terminate the Master Agreement and not to pursue the second closing contemplated under the Master Agreement. As a result of the Termination Agreement, the Company will not transfer certain assets, including the headquarters building of the Company located in Beijing, PRC and certain other assets, to Beijing Shihui, meanwhile, the transfer of control of Zhengzhou Branch was rewound as a result of termination of the Management Agreement on September 21, 2018. For additional information, see note 4 - Discontinued Operations.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

As of September 30, 2018, the Company’s subsidiaries and variable interest entities included in continuing operations consisted of the following:

	Date of	Place of	Percentage
	Incorporation	Incorporation	of	Principal
Name	or Establishment	or Establishment	Ownership	Activity

Subsidiaries:
State Harvest Holdings Limited(“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment Holding

Beijing Origin State Harvest Biotechnology Limited (“BioTech”)	December 1, 2004	People’s Republic of China (“PRC”)	100%	Hybrid seed technology development

Origin Agritech USA LLC (“Origin USA”)	August 12, 2016	United States of America (“USA”)	100%	Hybrid seed technology development

Beijing State Harvest Zhongying Network Technology Limited (“Zhongying Network”)	April 27, 2018	PRC	100%	Selling agricultural seed products, other agricultural inputs, foods, household products, and other consumer products on e-commerce platform

Variable interest entity:
Beijing Origin Seed Limited (note (i)) (“Beijing Origin”)	December 26, 1997	PRC	-	Hybrid crop seed development, production and distribution

Subsidiaries held by Beijing Origin:
Henan Origin Cotton Technology Development Limited (note (i)) (“Henan Cotton”)	March 2, 2001	PRC	92.04%	Hybrid crop seed development, production and distribution

Xinjiang Originbo Seed Company Limited (note (i)) (“Xinjiang Origin”)	July 13, 2011	PRC	51%	Hybrid crop seed development, production and distribution

Henan Aoyu Zhongye Limited (note (i)) (“Aoyu Zhongye”)	July 16, 2018	PRC	51%	Agricultural seed products distribution through e-commune network

Note (i):	Beijing Origin Seed Limited, Henan Origin Cotton Technology Development Limited, Xinjiang Originbo Seed Company Limited, Zhengzhou Branch of Beijing Origin Seed Limited and Aoyu Zhongye are collectively referred to as “Beijing Origin”.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

Risks in relation to the VIE structure

Four of our PRC operating subsidiaries are controlled subsidiaries through stock consignment agreements rather than by direct ownership of shares, the terms of which may have to be enforced, which would require us to incur extra costs, create uncertainty as to ownership of the operating businesses involved and risk the possible loss of rights. There is the risk, however, that a consigning shareholder will not fulfill its obligations under the stock consignment agreement. In that event, we may need to resort to the PRC courts to have our rights under the applicable agreement enforced. Such enforcement will cause us to incur legal expenses. In addition, while a case is pending there will be uncertainty regarding our rights as to the three PRC operating subsidiaries involved. In addition, a PRC court may decide not to enforce the agreements in whole or in part. To the extent these agreements are neither observed nor enforced as intended, the PRC operating subsidiaries will not be controlled by us as intended, which will affect our enterprise value and restrict our ability to obtain the income and other rights of ownership associated with the consigned stock. It may also prevent the consolidation of our financial statements with the PRC operating subsidiaries, which would reduce the reported earnings of the consolidated companies. The uncertainty of ownership may also adversely affect the market value of our ordinary shares.

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

The Company has aggregated the financial information of Beijing Origin and its subsidiaries in the table below. The aggregated carrying amount of assets and liabilities of Beijing Origin and its subsidiaries after elimination of intercompany transactions and balances consolidated in the Company’s consolidated balance sheets as of September 30, 2017 and 2018 are as follows:

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

Risks in relation to the VIE structure

	September 30,
	2017	2018	2018
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	2,848	1,826	265
Due from related party	33,300	129,506	18,826
Accounts receivable	24	-	-
Advances to suppliers	5,293	1,188	173
Inventories	41,914	81,903	11,906
Other current assets	1,306	213	31
Total current assets	84,685	214,636	31,201
Land use rights, net	19,108	16,564	2,408
Plant and equipment, net	177,282	172,760	25,113
Equity investments	18,721	16,347	2,376
Acquired intangible assets, net	8,585	2,024	294
Other assets	4,196	1,202	175
Total assets	312,577	423,533	61,567
LIABILITIES
Current liabilities
Short-term borrowings	15,000	-	-
Current portion of long-term borrowings	35,504	78,235	11,373
Accounts payable	1,451	7,952	1,156
Due to growers	6,535	7,984	1,161
Due to related parties	10,000	291,882	42,430
Advances from customers	1,866	5,959	866
Other payables and accrued expenses	30,454	37,295	5,421
Current liabilities of discontinued operations	22,640	-	-
Total current liabilities	123,450	429,307	62,407
Long-term borrowings	56,769	-	-
Other long-term liability	20,468	21,278	3,093
Total liabilities	200,687	450,585	65,500

As of September 30, 2017 and 2018, consolidated assets of RMB42,978 and RMB37,415, respectively, are collateral for the VIE’s obligations. These consolidated assets consisted of land use right of RMB5,258, and RMB2,177 and plant and equipment of RMB37,720 and RMB35,238 as of September 30, 2017 and 2018, respectively.

The consolidated revenues of the Company generated from the VIE and its subsidiaries for the year ended September 30, 2016 and 2017 are 99.86% and 100.00% respectively, which are reported in discontinued operations. The consolidated revenues of the Company generated from the VIE and its subsidiaries for the year ended September 30, 2018 is 99.27%, of the total revenues, which RMB12,833 is reported in continuing operations. The VIE and its subsidiaries also account for 96.43% and 98.47% of the total assets of the Company as at September 30, 2017 and 2018, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

Reverse Stock Split

On June 26, 2018, the Company’s Shareholders and the Board of Directors approved a reverse stock split pursuant to which all classes of our issued and outstanding shares of common stock at the close of business on such date were combined and reconstituted into a smaller number of shares of common stock in a ratio of 1 share of common stock for every 10 shares of common stock (“1-for-10 reverse stock split”). The 1-for-10 reverse stock split was effective as of close of business on July 10, 2018 and the Company’s stock began trading on a split-adjusted basis on July 11, 2018.

On the exchange date, the reverse stock split reduced the number of outstanding shares to approximately 2.7 million ordinary shares, subject to additional shares being issued for fractional shares and preservation of round lots. Proportional adjustments have been made to the conversion and exercise prices of the Company’s outstanding common stock, treasury stock, warrants, restricted stock awards, and stock options, and to the number of shares issued and issuable under the Company’s Stock Incentive Plan. Upon the effectiveness of the 1-for-10 reverse stock split, each ten shares of the Company’s issued common stock were automatically combined and converted into one issued share of common stock, no par value. The Company did not issue any fractional shares in connection with the reverse stock split. Instead, fractional share interests were rounded up to the next largest whole share. The reverse split also preserved round lots of 100 shares, meaning that if the reverse split resulted in a shareholder holding less than 100 shares, the Company would issue, at no cost, additional shares to increase the holding to a full 100 shares. The reverse stock split does not modify the rights or preferences of the common stock. The number of authorized shares of the Company’s common stock remained at 60 million shares and no par value.

The accompanying consolidated financial statements and footnotes have been retroactively adjusted to reflect the effects of the 1-for-10 reverse stock split.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Liquidity and Going Concern

The Company incurred net losses of RMB76,833, RMB106,261 and RMB152,790 in the years ended September 30, 2016, 2017 and 2018, respectively. Working capital deficit was RMB45,045 and RMB217,293 as of September 30, 2017 and 2018, respectively. Accumulated deficit was RMB258,060 and RMB411,723 as of September 30, 2017 and 2018, respectively. We are currently seeking to restructure the terms of our liabilities by raising funds to pay off liabilities. Our ability to continue as a going concern is depend upon obtaining the necessary financing or negotiating the terms of the existing borrowing to meet our current and future liquidity need.

On October 16, 2018, the Company entered into a Share Subscription Agreement with Longhan Investment Management, Co., Ltd. (“Longhan”) to sell 1,397,680 shares of the Company’s common stock for an aggregate purchase price of US$7,743,147. On January 4, 2019, the Company entered into a Financing Support Agreement with Tiger Capital Fund SPC (“Tiger Fund”) and Longhan. This agreement allows Tiger Fund to join Longhan to invest in Origin under the Share Subscription Agreement dated as of October 16, 2018 by and between Longhan and the Company. Under the Share Subscription Agreement and the Financing Support Agreement, Longhan and Tiger Fund purchased 1,397,680 shares of the Company’s common stock for an aggregate purchase price of US$7,743,147 as of the date of this report.

On May 17, 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and Origin will form a new entity, which 51% and 49% of equity interests would be owned by BC-TID and the Company, respectively. Based on the agreement, Beijing Origin will contribute the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the new entity. BC-TID will fund the joint venture with a total of RMB204 million in cash. Also agreed under this agreement, the new entity will pay off the bank loan of RMB78 million, which is collateralized by the Company’s headquarters building in Beijing, upon receiving the RMB204 million investment from BC-TID. The transaction is subject to the satisfaction or waiver of several conditions set forth in the agreement.

As of September 30, 2018, the amount due to Beijing Shihui, Zhangye Shihui Agricultural Development Co. Ltd. (“Zhangye Shihui”), Xinjiang Ginbo Seeds Center, Linze Origin Seeds Limited and Dr. Han Gengchen, the Chairman and Chief Executive Director of the Company, amounted to RMB137,811, RMB10,000, RMB10,000, RMB123,579 and RMB9,692, respectively. These related parties agreed that they shall not request the Company to repay outstanding balances until the Company are in a position to repay.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

Convenience translation into United States dollars

The consolidated financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2018 of RMB6.8792 to US $1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

Trademarks, which have indefinite lives are not amortized but are reviewed for impairment at least annually, at year end date, or earlier upon the occurrence of certain triggering events. The Company has performed an impairment analysis on the acquired intangible assets in Beijing Origin and recorded an impairment provision of RMB1,433 during the year ended September 30, 2018.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

Cost method investment is stated at cost less impairment loss. The Company recorded an impairment loss of RMB2,374 on its cost method investment during the year ended September 30, 2018.

Valuation of long-lived asset

The Company reviews the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset and intangible assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets and intangible assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose. The Company has performed an impairment analysis on the plant and equipment in Xinjiang Origin and recorded an impairment loss of RMB25,873 during the year ended September 30, 2017, and the impairment loss was reported in continuing operations. No impairment was recorded during the year ended September 30, 2018.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

The Company received several financial supports from various levels of the government. At fiscal years ended 2017 and 2018, the Company received government subsidies of RMB2,660 and RMB9,193, respectively for R&D and others. Government subsidies recognized as other income in the statement of income for the years ended September 30, 2016, 2017 and 2018, were RMB3,688, RMB1,407 and RMB5,516, respectively.

Cost of revenues

Cost of revenues consists of expenses directly related to sales, including the purchase prices and development costs for seeds and, during the fiscal years ended September 30, 2016, 2017 and 2018, agricultural chemical products, depreciation and amortization, impairment of inventory, shipping and handling costs, salary and compensation, supplies, license fees, and rent.

Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

Advertising costs

Advertising costs are expensed when incurred and included in selling and marketing expenses. For the years ended September 30, 2016, 2017 and 2018, advertising costs were RMB3,237, RMB521 and RMBnil, respectively.

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

For the years ended September 30, 2016, 2017 and 2018, shipping and handling cost included in selling and marketing expenses were RMB2,055, RMB1,604, and RMB400, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income (loss) for the years has been disclosed within the consolidated statements of income and comprehensive income for presentational purpose of the disclosure of comprehensive income (loss) attributable to Agritech and the non-controlling interests respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

Discontinued Operations

The Company reports operating results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Through September 30, 2018, the Company reported discontinued operations when the operations and cash flows of a component of the Company had been eliminated or intended to be eliminated from ongoing operations. For a component to be disposed of by sale, financial results were classified as discontinued only when held for sale criteria were met. For a component to be disposed of other than by sale, financial results were not classified as discontinued until abandonment, distribution, or exchange occurred, depending on the manner of disposal. In the annual report for the year ended September 30, 2016 and 2017, the operating results of the seed production and distribution entities and assets mainly including Changchun Origin, Denong, Linze Origin, Zhengzhou Branch and office building in Beijing, PRC are presented as discontinued operations. The office building in Beijing, PRC was previously planned to be sold to Beijing Shihui. However, the Company changed the original plan and decided not to sell this part of assets. On September 21, 2018, the Company and certain subsidiaries of the Company entered into a Termination Agreement. Pursuant to this agreement, the Company will not transfer the above-mentioned office building in Beijing to Beijing Shihui.

As the office building in Beijing no longer meets the held-for-sale criteria, this part of assets has been reclassified as held and used and the related operation results were reclassified to continuing operations for all periods presented in this report. See note 4 for details.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

Recently issued accounting pronouncements

•	In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee).The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this update eliminate the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities. For public business entities, the amendments in ASU No. 2016-01 are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Except for the early application guidance discussed in ASU No. 2016-01, early adoption of the amendments in this update is not permitted. The Company does not expect the adoption of ASU No. 2016-01 will have a material impact on its consolidated financial statements.

•	In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). In July 2018, the FASB also issued ASU 2018-10 Codification Improvements to Topic 842, Leases and ASU 2018-11 Leases (Topic 842) Targeted Improvements. The amendments in this update will increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments is permitted, and may be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements with certain practical expedients available. An entity may apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company is currently evaluating the effect of this standard on its consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

•	In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU No. 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of ASU No. 2016-13 on its consolidated financial statements.

•	In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company does not expect the adoption of ASU No. 2016-15 will have a material impact on its consolidated financial statements.

•	In May 2017, the FASB issued ASU 2017-09-Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. The requirement provides guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. For public business entities, this ASU should be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. The Company does not expect the adoption of ASU No. 2017-09 will have a material impact on its consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

•	In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Gross versus Net), which is effective upon adoption of ASU 2014-09. This ASU clarifies the implementation guidance in ASU 2014-09 on principal versus agent considerations. These ASUs are effective for annual reporting periods beginning after December 15, 2017 and interim periods within those annual periods. The Company will adopt ASU 2014-09, and its related clarifying ASUs, as of October 1, 2018. The Company anticipates adopting the standard using the modified retrospective transition approach. Under this approach, the new standard would apply to all new contracts initiated on or after October 1, 2018. For existing contracts that have remaining obligations as of October 1, 2018, any difference between the recognition criteria in these ASUs and the Company’s current revenue recognition practices would be recognized using a cumulative effect adjustment to the opening balance of retained earnings. Our revenues are generally recognized upon delivery to the customer, which is when we control transfers to the customer. The majority of the Company’s customer contracts, which may be in the form of purchase orders, contracts or purchase agreements, contain performance obligations for delivery of agreed upon goods. Delivery of all performance obligations contained within a contract with a customer typically occurs at the same time. The Company has also determined that it will make accounting policy elections to 1) treat shipping and handling activities that occur after the customer obtains control of the goods as fulfillment costs and 2) exclude sales (and similar) taxes from the measurement of the transaction price. We have no open contracts as of September 30, 2018, there will be no cumulative effect of applying the new standards. Based on the revenue streams for year ended September 30, 2018, we do not expect the adoption of these ASUs to have a material impact on our consolidated financial statements.

•

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. For public business entities, this ASU should be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The transition requirements are dependent upon each amendment within this update and will be applied either prospectively or retrospectively. The Company does not expect ASU 2018-13 to have a material impact to the Company’s consolidated financial statements.

The Company believes that other recent accounting pronouncement updates will not have a material effect on the Company’s consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related party relationships

Name of related parties	Relationship
Beijing Shihui	Being owned by close family members of the Company's Chairman
Zhangye Shihui	Being owned by close family members of the Company's Chairman
Xinjiang Ginbo Seeds Center	Being the non-controlling interest of Xinjiang Origin
Jilin Jinong Hi-tech Development Shares Co.,Ltd.("Jinong")	Being long-term investment of the Company (note 10)
Henan Agricultural University	Being the non-controlling interest of Beijing Origin
Linze Origin Seeds Ltd	Being owned by close family members of the Company's Chairman
De Nong Zheng Cheng Seed Limited	Being owned by close family members of the Company's Chairman
Beijing Origin Zhengzhou Branch("Zhengzhou Branch")	Being controlled by close family members of the Company's Chairman from August 16, 2017 to September 21, 2018

(1)	Due from related parties

	September 30,
	2017	2018
	RMB	RMB

Beijing Shihui (i)	55,940	-
De Nong Zheng Cheng Seed Limited	-	129,506

	55,940	129,506

Note (i): Balance due from Shihui as of September 30, 207 mainly consisted of receivables of RMB38,200 related to disposal of the commercial seed business and working capital loan of RMB17,740.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

(2)	Due to related parties

	September 30,
	2017	2018
	RMB	RMB

Beijing Shihui	-	137,811
Zhangye Shihui	-	10,000
Linze Origin Seeds Limited	-	123,579
Henan Agriculture University	-	1,000
Xinjiang Ginbo Seeds Center (i)	10,000	10,000
Companies controlled by the Company’s directors	1,576	1,634
The Company’s Chairman	-	9,692
Ex-shareholders	16	16

	11,592	293,732

Note (i): Xinjiang Origin has received a cash advance of RMB10,000 from Xinjiang Ginbo Seeds Center during the year ended September 30, 2016, which is unsecured, interest-free and repayable on demand.

(3)	Transactions with related parties

(a)	Sales to

	Year ended September 30,
	2016	2017	2018
	RMB	RMB	RMB

Linze Origin Seeds Limited	-	-	45
Zhengzhou Branch	-	-	7,803

	-	-	7,848

(b)	Technology usage fees charged by

	Year ended September 30,
	2016	2017	2018
	RMB	RMB	RMB

Henan Agriculture University	1,000	-	-

The above amounts related to technology usage fees paid to certain related party for the exclusive right to use certain seed technologies.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

(c)	Rental income received from

	Year ended September 30,
	2016	2017	2018
	RMB	RMB	RMB

Beijing Shihui	250	-	-

(d)	Service income received from

	Year ended September 30,
	2016	2017	2018
	RMB	RMB	RMB

Beijing Shihui	-	396	-

(e)	Service fee charged by

	Year ended September 30,
	2016	2017	2018
	RMB	RMB	RMB

Beijing Shihui	-	600	-

(f)	License usage fees charged to

	Year ended September 30,
	2016	2017	2018
	RMB	RMB	RMB

Beijing Shihui	-	-	1,575

(g)	Guarantee The Company guaranteed a loan of RMB11,850 taken by Beijing Shihui from July 24, 2018 to July 23, 2019.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

(h)	Termination of assets sold to and a subsidiary acquired from a related party

As further described in note 4, on September 26, 2016, the Company entered into a Master Agreement to sell its proprietary China-based commercial corn seed production and distribution business for RMB400,000 to Beijing Shihui. On August 16, 2017, the Company entered into a supplemental agreement to the Master Agreement to increase the total consideration to RMB421,000 and modify the payment terms.

On September 21, 2018, the Company and certain subsidiaries of the Company entered into a Termination Agreement with Beijing Shihui to terminate that certain Master Agreement, dated as of September 26, 2016, by and among the Company, Beijing Shihui, and certain subsidiaries of the Company. Pursuant to the Termination Agreement, the Company and Beijing Shihui agreed to terminate the Master Agreement and not to pursue the second closing contemplated under the Master Agreement. As a result of the Termination Agreement, the Company will not transfer certain assets, including the headquarters building of the Company located in Beijing, PRC and certain other assets, to Beijing Shihui, meanwhile, the transfer of control of Zhengzhou Branch was rewound as a result of termination of the Management Agreement on September 21, 2018.

4.	DISCONTINUED OPERATIONS

On September 26, 2016, the Company entered into a Master Agreement with Beijing Shihui, under which the Buyer agreed to purchase the corn seed production and distribution assets, the office building in Beijing, China, and generally the business of commercial corn seed production and sales operated by the Company. On August 16, 2017, the Company entered into a Supplemental Agreement to the Master Agreement, pursuant to which, the aggregate purchase price was increased from RMB400,000 to RMB421,000 and certain payment arrangement provisions were amended.

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

When the first step is completed (the “First Closing”), the Buyer should give Beijing Origin a total consideration of RMB221,000, consisting of cash payment of RMB79,000 and bank loans reduction of RMB142,000, for the 98.58% equity ownership interest in Denong, 100% equity ownership interest in Changchun Origin and 100% equity ownership interest in Linze Origin (together the “VIE Subsidiaries”). The First Closing is conditioned (among other things) on Beijing Origin acquiring the current minority percentage ownership of Changchun Origin that is held by the Company’s Chairman, so as to deliver to the Buyer 100% of the equity ownership of Changchun Origin. The minority interest of Denong should continue to be held by two third parties and should not be sold to the Buyer. When the second step is completed (the “Second Closing”), the Buyer should give Beijing Origin a total consideration of RMB200,000, payable in cash after offsetting the then outstanding payables to the Buyer up to RMB150,000, for the 100% ownership interest in an entity formed by Beijing Origin as part of its reorganization to hold the Zhengzhou Branch Assets.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

On July 31, 2017, the Company completed the First Closing and sold the VIE subsidiaries. On August 31, 2017, the Company transferred the control of Zhengzhou Branch to Beijing Shihui pursuant to a Management Agreement and the net assets in Zhengzhou Branch intended to be sold at the Second Closing are considered disposed. Of the total purchase price of RMB421,000, RMB347,085 was allocated to the aforementioned disposed entities and assets and RMB73,915 was allocated to the office building in Beijing, China. As of September 30, 2017, (1) total cash consideration of RMB45,400 inclusive of the RMB10,000 deposits was received, (2) principal amount of the bank loans amounted to RMB142,000 in the VIE subsidiaries was offset against the purchase price, (3) outstanding payables of RMB121,485 by Zhengzhou Branch to Buyer was offset against the purchase price. During the year ended September 30, 2017, we recognized a loss of RMB3,282 on the sale of commercial corn seed production and sales business operated by the Company. The loss is reported in discontinued operations in the consolidated statements of operations and comprehensive income.

On September 21, 2018, the Company and certain subsidiaries of the Company entered into a Termination Agreement (“Termination Agreement”) with Beijing Shihui to terminate that certain Master Agreement, dated as of September 26, 2016, by and among the Company, Beijing Shihui, and certain subsidiaries of the Company. Pursuant to the Termination Agreement, the Company and Beijing Shihui agreed to terminate the Master Agreement and not to pursue the second closing contemplated under the Master Agreement. As a result of the Termination Agreement, the Company will not transfer certain assets, including the headquarters building of the Company located in Beijing, PRC and certain other assets, to Beijing Shihui, meanwhile, the transfer of control of Zhengzhou Branch was rewound as a result of termination of the Management Agreement on September 21, 2018.

The Company reports operating results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Through September 30, 2018, the Company reported discontinued operations when the operations and cash flows of a component of the Company had been eliminated or intended to be eliminated from ongoing operations. For a component to be disposed of by sale, financial results were classified as discontinued only when held for sale criteria were met. For a component to be disposed of other than by sale, financial results were not classified as discontinued until abandonment, distribution, or exchange occurred, depending on the manner of disposal. In the annual report for the year ended September 30, 2016 and 2017, the operating results of the seed production and distribution entities and assets mainly including Changchun Origin, Denong, Linze Origin, Zhengzhou Branch and office building in Beijing, PRC are presented as discontinued operations. The office building in Beijing, PRC was previously planned to be sold to Beijing Shihui. However, the Company changed the original plan and decided not to sell this part of assets. On September 21, 2018, the Company and certain subsidiaries of the Company entered into a Termination Agreement. Pursuant to this agreement, the Company will not transfer the above-mentioned office building in Beijing to Beijing Shihui.

As the above-mentioned office building in Beijing no longer meets the held-for-sale criteria, this part of assets has been reclassified as held and used and the related operation results were reclassified to continuing operations for all periods presented in this report.

The effect in the results of discontinued operations due to the aforesaid reclassification are summarized as follows:

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

Results of operations reclassified from discontinued operations to continued operations for the fiscal years 2016 and 2017:

	Year ended September 30,
	2016	2017
	RMB	RMB
Revenues	-	871
Cost of revenues	-	(679)
Gross profit	-	192
Operating expenses
General and administrative	(1,188)	(1,188)
Total operating expenses, net	(1,188)	(1,188)
Impairment loss	-	(44,706)
Loss before income taxes	(1,188)	(45,702)
Net Loss	(1,188)	(45,702)

Assets and liabilities reclassified from discontinued operations to continued operations:

September 30,
2017
RMB
Assets
Accounts receivable	24
Inventories	22,003
Total current assets	22,027

Land use rights, net	5,258
Plant and equipment, net	32,484
Non-current assets	37,742

Total assets	59,769

Liabilities
Due to growers	6,535
Advances from customers	1,866

Total liabilities	8,401

The assets and liabilities of the entities that were sold and to be sold have been reclassified as “assets of discontinued operations” and “liabilities of discontinued operations” within current and non-current assets and liabilities, respectively, on the consolidated balance sheets as of September 30, 2017. The results of operations of the entities or assets that were sold and to be sold have been reclassified to “net income (loss) from discontinued operations” in the consolidated statements of income and comprehensive income for the years ended September 30, 2016 and 2017.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

Results of discontinued operations are summarized as follows:

	Year ended September 30,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Revenues	334,770	234,952	-	-
Cost of revenues	(259,253)	(171,501)	-	-
Gross profit	75,517	63,451	-	-
Operating expenses
Selling and marketing	(38,079)	(21,149)	-	-
General and administrative	(29,185)	(16,414)	-	-
Research and development	(2,760)	(659)	-	-
Other (expense) income, net	(1,301)	360	-	-
Total operating expenses, net	(71,325)	(37,862)	-	-

Income from discontinued operations	4,192	25,589	-	-

Interest expense	(6,644)	(5,480)	-	-
Interest income	93	34	-	-
Impairment on plant and equipment and inventories	-	-	-	-
(Loss) income before income taxes from discontinued operations	(2,359)	20,143	-	-

Income tax expense from discontinued operations
Current	(1,436)	(1,281)	-	-
Deferred	-	-	-	-
Income tax expenses from discontinued operations	(1,436)	(1,281)	-	-

Loss on disposal of commercial seed business	-	(3,282)	-	-
Net (loss) income from discontinued operations	(3,795)	15,580	-	-
Less: Net (loss) income attributable to non-controlling interests	(481)	821	-	-
Net income (loss) from discontinued operations attributable to Origin Agritech Ltd.	(3,314)	14,759	-	-

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

Liabilities from discontinued operations are summarized as follows:

	September 30,
	2017	2018	2018
	RMB	RMB	US$
Liabilities of discontinued operations
Due to related parties	22,640	-	-

Total liabilities of discontinued operations	22,640	-	-

The Company has combined cash flows from discontinued operations with cash flows from continuing operations within the operating, investing and financing categories within the consolidated statement of cash flows. Cash and non-cash items for certain operating and investing activities related to discontinued operations for the years ended September 30, 2016, 2017 and 2018 are as follows:

	Year Ended September 30
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Depreciation and amortization	11,295	11,295	-	-
Asset impairment	26,941	-	-	-
Capital expenditures	2,510	-	-	-

Related party transactions that are reported in discontinued operations are as follows:

(1)	Due to related parties

	Year ended September 30,
	2017	2018
	RMB	RMB

Beijing Shihui	22,640	-

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

(2)	Sales to related parties

	Year ended September 30,
	2016	2017	2018
	RMB	RMB	RMB

Beijing Shihui	102,234	183,487	-

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	September 30,
	2017	2018
	RMB	RMB

Prepayments for advertisement	2,206	-
Prepayments for testing fee	719	140
Deposits for research and development fee	207	207
Prepayments for professional fee	200	-
Others	1,966	841

	5,298	1,188

6.	INVENTORIES

Inventories consist of the following:

	September 30,
	2017	2018
	RMB	RMB
Low value supplies	925	2,063
Parent seeds	298	81
Work in progress	40,836	85,035
Provision	(18,833)	(5,232)

	23,226	81,947

No inventories have been pledged as collateral for bank loans as of September 30, 2017 and 2018. Provision made for inventories for the years ended September 30, 2017, 2018 were RMB18,833 and RMBnil, respectively. Written-off of provision for inventories for the years ended September 30, 2018 were RMB13,601.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

7.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	September 30,
	2017	2018
	RMB	RMB

Advances to staff for business use	1,249	119
Deposits for rental	3	7
Others	74	121

	1,326	247

8.	LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	September 30,
	2017	2018
	RMB	RMB
Land use rights	24,757	22,275
Accumulated amortization	(5,649)	(5,711)

Land use rights, net	19,108	16,564

Land use rights have been pledged as collateral for bank loans as of September 30, 2017 and 2018 were RMB5,258 and RMB2,177, respectively. Amortization expenses for the years ended September 30, 2016, 2017 and 2018 were RMB701, RMB701 and RMB668, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

9.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2017	2018
	RMB	RMB

Plant and building	171,799	162,507
Machinery and equipment	92,470	101,543
Furniture and office equipment	12,392	12,367
Motor vehicles	4,777	3,591
Total	281,438	280,008
Accumulated depreciation	(79,759)	(85,600)
Accumulated impairment	(25,873)	(25,873)
Construction in progress	1,511	4,213
Plant and equipment, net	177,317	172,748

Included in plant and building with net values of RMB37,720 and RMB35,238 have been pledged for bank loans as of September 30, 2017 and September 30, 2018.

The depreciation expenses for the years ended September 30, 2016, 2017 and 2018 were RMB8,805, RMB13,305, and RMB9,840, respectively.

Construction in progress mainly refers to the new seed incubation facilities under construction.

10.	LONG TERM INVESTMENTS

Equity investments consist of the following:

	September 30,
	2017	2018
	RMB	RMB

Cost method investment	18,721	18,721
Impairment on cost method investment	-	(2,374)
Cost method investment	18,721	16,347

In previous years, the Company owned 23% equity interest in Jinong and accounted for equity method investment. In 2012, one shareholder of Jinong increased its investment in Jinong’s shares, thereby the equity interests held by the Company were reduced to 17.94% and the Company is considered to no longer have a significant influence on Jinong. Therefore, the investment in Jinong was accounted for the cost method investment as of September 30, 2017 and 2018. The Company recorded an impairment loss of RMBnil, RMBnil and RMB2,374 on its cost method investment for the years ended September 30, 2016, 2017 and 2018, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

11.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	September 30,
	2017	2018
	RMB	RMB

Technology rights for licensed seeds	75,899	75,899
Others	4,739	4,739

	80,638	80,638
Accumulated amortization	(61,862)	(67,806)
Impairment provision	(3,037)	(4,470)

Acquired intangible assets, net	15,739	8,362

Amortization expenses for the years ended September 30, 2016, 2017 and 2018 were RMB6,637, RMB6,153 and RMB5,944, respectively. RMBnil and RMBnil and RMB1,433 were charged for the years ended September 30, 2016, 2017 and 2018, respectively.

Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB

2019	2,034
2020	1,058
2021	832
2022	795
2023	782

Total	5,501

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights are amortized over an average usage period of 3 to 20 years and are charged to general and administrative expenses.

12.	OTHER ASSETS

Other assets consist of the following:

	September 30,
	2017	2018
	RMB	RMB

Prepaid lease	1,196	1,202
Guarantee fund for long-term borrowing	3,000	-

	4,196	1,202

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

13.	BORROWINGS

Borrowings consisted of the following:

	September 30,
	2017	2018
	RMB	RMB
Borrowing from Bank of Communications under Zhengzhou Branch, originally due on May 18, 2017 and extended to November 18, 2017 with annual interest rate of 5.87% and 6.41% at September 30, 2016 and 2017, respectively, secured by Zhengzhou Branch’s plant and equipment and is guaranteed by the Chairman of the Company, fully repaid on January 8, 2018	15,000	-
Short-term borrowings	15,000	-

Borrowing from Shanghai Pudong Development Bank under Beijing Origin, due on December 8, 2017 with annual interest rate of 6.18%, guaranteed by the Company’s chairman, fully paid on December 27, 2017	20,000	-
Borrowing from Beijing Agriculture Finance Leasing, LLC.(“BAFL”) under Beijing Origin, payable on installment, due on December 29 , 2020 with annual interest rate of 6%, secured by Beijing’s properties and land use right *	72,273	78,235
Long-term borrowings	92,273	78,235

Current portion of long-term borrowings	35,504	78,235

Non-current portion of long-term borrowings	56,769	-

* Beijing Origin did not make any principal payments for the borrowing. Beijing Origin entered into negotiations with BAFL regarding modification of payment schedule. As of the date of this report, there is no formed agreements signed regarding modification of payment schedule. As of September 30, 2018, the Company reclassified the borrowing as current liability in consolidated balance sheets result from the default.

Interest expense related to borrowings amounted to RMB7,607, RMB8,760 and RMB15,370 for the years ended September 30, 2016, 2017 and 2018, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

The Loan Note is convertible to common stock at any time on or after an event of default as defined in the Loan Note agreement at a conversion price equaled to the lowest trading price of the common stock during the 15 trading days prior to the conversion. The holder’s conversion right commenced January 5, 2018, and continued until the Loan Note was paid in full. Through September 30, 2018, the holder has converted an aggregate of US2,388 due under the terms of the Loan Note into an aggregate of 2,963,220 ordinary shares.

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

As of September 30, 2018, total amount due on the Loan Note is fully converted into shares of common stock.

The Loan Note was measured subsequently at fair value with changes in fair value recognized in earnings. No changes in fair value was recognized as of September 30, 2018. As of September 30, 2017 and 2018, the balance of Loan Note was RMB8,335 and RMBnil, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

15.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,
	2017	2018
	RMB	RMB
Payable for purchase of plant and equipment	69	470
Payable for purchase of construction-in-progress	5,346	7,989
Professional fee payable	6,741	8,578
Salaries and bonus payable	8,537	9,272
Accrued interest	390	390
Deposits from others	652	665
Payable for labor union, housing fund and education expenses	488	1,399
Deferred government subsidies	4,782	7,649
Others	4,173	1,515
	31,178	37,927

16.	OTHER LONG-TERM LIABILITY

During the fiscal year 2011, the Company received government subsidies from the local PRC government for plant and equipment projects of RMB14.00 million and land use right of RMB10.90 million; in fiscal year 2016, the Company received government subsidies from the local PRC government for equipment projects of RMB8.63 million. In fiscal year 2017, the Company received government subsidies from the local PRC government for equipment projects of RMB4.04 million (US$0.6 million). In fiscal year 2018, the Company received government subsidies from the local PRC government for equipment projects of RMB3.7 million (US$0.5 million). The non-current portion of such government subsidies are recorded as long-term liability for, which will be amortized over the estimated useful lives related to the plant and equipment and land use right.

17.	STOCK-BASED COMPENSATION

On November 8, 2005, the Company adopted the 2005 Performance Equity Plan (the “2005 Plan”) which allows the Company to offer a variety of incentive awards to employees to acquire up to 150,000 ordinary shares under the 2005 Plan. On April 22, 2010, the Company adopted the 2009 Performance Equity Plan (the “2009 Plan”) and is authorized to issue equity based awards for up to 150,000 ordinary shares to the Company’s employees and senior managements. On December 22, 2014 the Company adopted the 2014 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. In addition to current equity awards to the directors and officers, we plan to expand our equity awards to a broader range of employees in order to align our employee incentives towards the stock performance. The main purpose of the two plans is to provide an existing structure and renewable benefit plan for senior management and directors, employees and consultants.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

Under the terms of the 2005 Plan on January 4, 2010 the Company granted its employees options to purchase 12,500 ordinary shares at the price of US$122.3 (“Tranche 5”). Under the terms of the 2009 Plan, on January 3, 2011, the Company granted its employees options to purchase 12,000 ordinary shares at the price of US$108.4 (“Tranche 6”); and on January 3, 2012, the Company granted its employees options to purchase 36,500 ordinary shares at the price of US$25.5 (“Tranche 7”), and on January 2, 2013, the Company granted its employees options to purchase 36,000 ordinary shares at the price of US$14.4 (“Tranche 8”) Subject to the modifications discussed below, and on January 2, 2014, the Company granted its employees options to purchase 35,000 ordinary shares at the price of US$12.7 (“Tranche 9”).

Under the terms of the 2014 Plan, on January 2, 2015 the Company granted its employees options to purchase 19,500 ordinary shares at the price of US$14.8 (“Tranche 10”), on January 4, 2016 the Company granted its employees options to purchase 18,500 ordinary shares at the price of US$13.8 (“Tranche 11”), on April 19, 2016 the Company granted its employees options to purchase 60,000 ordinary shares at the price of US$20.5 (“Tranche 12”), on May 16, 2016 the Company granted its employees options to purchase 20,000 ordinary shares at the price of US$16.5 (“Tranche 13”),on August 3, 2016 the Company granted its employees options to purchase 20,000 ordinary shares at the price of US$20.0 (“Tranche 14”), on January 3, 2017 the Company granted its employees options to purchase 18,000 ordinary shares at the price of US$20.7 (“Tranche 15”), on October 2, 2017 the Company granted its employees options to purchase 2,500 ordinary shares at the price of US$16.5 (“Tranche 16”), on December 22, 2017 the Company granted its employees options to purchase 8,800 ordinary shares at the price of US$8.0 (“Tranche 17”), on January 2, 2018 the Company granted its employees options to purchase 29,000 ordinary shares at the price of US$9.1 (“Tranche 18”), on March 1, 2018 the Company granted its employees options to purchase 20,000 ordinary shares at the price of US$8.2 (“Tranche 19”).

All the options have an expiration date that is 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 5 years. 70,000 and 70,000 options under the 2009 Plan, and 151,000 and 211,300 options under the 2014 Plan were outstanding as of September 30, 2017 and 2018, respectively.

After the adjusted awards, all the option awards have an exercise price of US$8.0 to US$20.7 and expire 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 10 years.

On December 22, 2014, January 2, 2016 and December 28, 2016, the compensation committee of the Board of Directors approved the substitution of restricted stock for outstanding grants under Tranche 5, 6&7 respectively, that no longer offer the kind of incentive opportunity originally sought for valued employees given the fall in the market price of the ordinary shares during recent years. The revised terms of the stock options were accounted for as a modification in accordance with ASC 718-20. For the purpose of determining the amount of any incremental share-based compensation cost that may have resulted from the modification of the exercise prices, the Company compared the fair value of modified awards and that of the original awards, determined that RMB616, RMB542 and RMB982 respectively, of the modifications required the recognition of additional share-based payment expense, respectively.

For the options outstanding at September 30, 2017 and 2018, the weighted average remaining contractual lives are 4.9 and 4.17 years, respectively.

The Company recorded share-based compensation expense for share options of RMB8,796, RMB3,016 and RMB4,313 for the years ended September 30, 2016, 2017 and 2018 respectively. As of September 30, 2017 and 2018, there were RMB690 and RMB1,228 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the 2014 Plan. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 0.48 year.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

Under the terms of the 2009 Plan, on December 28, 2017 the Company granted 33,000 restricted shares to its management at an aggregate value of US$287,100, based on the stock closing price of US$8.7 at December 28, 2017. The vesting period of these shares was five-days from grant date, which was January 3, 2018.

Under the term of the 2014 Plan, on March 1, 2018, June 1, 2018 and September 1, 2018 the Company granted total of 22,500 restricted shares to its management at an aggregate value of US$167,925, based on the stock closing price of US$8.6, US$7.2 and US$6.6 at March 1, 2018, June 1, 2018 and September 1, 2018, respectively. The vesting period of these shares was 1 year from the grant date, which is March 1, 2019, June 1, 2019 and September 1, 2019, respectively.

The Company recorded share-based compensation expense for restricted shares of RMBnil, RMBnil and RMB2,272 for the years ended September 30, 2016, 2017 and 2018 respectively. As of September 30, 2017 and 2018, there were RMBnil and RMB709 of total unrecognized compensation expense related to non-vested restricted shares compensation arrangement under the 2009 Plan and 2014 Plan. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 0.71 year.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

A summary of the share option activity under the 2005, 2009 and 2014 Plans is as follows:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	7	8	9	10	11	12	13	14	15	16	17	18	19

Grant date	January 3,	January 2,	January 2,	January 2,	January 4,	April 19,	May 16,	August 3,	January 3,	October 2,	December 22,	January 2,	March 1,
	2012	2013	2014	2015	2016	2016	2016	2016	2017	2017	2017	2018	2018

Options outstanding as of September 30, 2016	13,500	35,500	34,500	19,500	18,500	60,000	20,000	20,000	-	-	-	-	-
Number of options granted	-	-	-	-	-	-	-	-	18,000	-	-	-	-
Options exercised	(500)	-	-	-	(5,000)	-	-	-	-	-	-	-	-
Options cancelled/expired	(13,000)	-	-	-	-	-	-	-	-	-	-	-	-
Outstanding as of September 30, 2017	-	35,500	34,500	19,500	13,500	60,000	20,000	20,000	18,000	-	-	-	-
Number of options granted	-	-	-	-	-	-	-	-	-	2,500	8,800	29,000	20,000
Options exercised	-	-	-	-	-	-	-	-	-	-	-	-	-
Options cancelled/expired	-	(35,500)	-	-	-	-	-	-	-	-	-	-	-
Outstanding as of September 30, 2018	-	-	34,500	19,500	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000

Options vested and exercisable
At September 30, 2017	-	35,500	34,500	19,500	13,500	60,000	20,000	20,000	18,000	-	-	-	-

At September 30, 2018	-	-	34,500	19,500	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000

Weighted average fair value at the grant date (US$)	14.5	7.6	6.5	7.5	9.0	15.4	12.4	14.4	4.0	7.7	4.4	5.1	5.1

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	7	8	9	10	11	12	13	14	15	16	17	18	19

Exercise price (US$)	25.5	14.4	12.7	14.8	13.8	20.5	16.5	20.0	20.7	16.5	8.0	9.1	8.2
Average risk-free interest rate	0.4%	0.37%	0.76%	1.07%	1.73%	1.79%	1.75%	1.55%	1.94%	1.94%	2.26%	2.25%	2.58%
Expected option life (year)	3	3	3	3	5	10	10	10	5	5	5	5	5
Volatility rate	90.3%	86.32%	79.2%	79.67%	80.72%	69.27%	69.92%	65.37%	63.87%	52.40%	63.2%	64.6%	68.2%
Dividend yield	-	-	-	-	-	-	-	-	-	-	-	-	-

The aggregate intrinsic value as of September 30, 2017 and 2018 is US$265 and US$nil, respectively

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

18.	TREASURY STOCK

During the year ended September 30, 2007, the Company repurchased 49,885 common stock of the Company with a total cost of RMB29,377 under the approval of the Board of Directors. In February 2013, the board of directors approved a share repurchase program for open market and negotiated transactions for a 12 month period in the amount of US$5 million, under which 61,139 and 16,738 shares with a total cost of RMB6,286 and RMB1,782 were bought in the Nasdaq market during the year ended September 30, 2013 and 2014, respectively, in compliance with U.S. securities laws. The Company recorded the entire purchase price of the treasury stock as a reduction of equity.

During the year ended September 30, 2017, the Company sold 50,000 shares of treasury stock with a total cost of RMB14,654 for a total sale price of RMB6,115. During the year ended September 30, 2018, the Company granted 12,853 shares of treasury stock to its employee under stock-based compensation.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

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

Preferential tax treatment of Beijing Origin as “high technology” company (High-tech Status) from October 28, 2017 to October 27, 2020 has been granted by the relevant tax authorities. Beijing Origin is entitled to a preferential tax rate of 15% which is subject to annual review. As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2016, 2017 and 2018 are 15%. Xinjiang Origin is entitled to a preferential tax of 2 years exemption and 3 years of half EIT from January 1, 2012 to December 31, 2016 in accordance with Cai Shui [2011] No. 53 and Cai Shui [2011] No. 60 issued by the PRC State Administration of Taxation and Xin Cai Fa Shui [2011] No. 51 issued by the Xinjiang Local Taxation Bureau. Xinjiang Origin is currently in the status of 25% for the year ended September 30, 2018.

Had all the above tax holidays and concessions not been available, the tax charges would have been (decreased)/increased by RMB(5,609), RMB4,274 and RMBnil and the basic net loss on per share would have been (decreased)/increased by RMB(0.25), RMB0.18 and RMBnil for the years ended September 30, 2016, 2017 and 2018, respectively. The diluted net loss per share for the years ended September 30, 2016, 2017 and 2018 would have been (decreased)/increased by RMB(0.25), RMB0.18 and RMBnil, respectively.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2018, the management considered that the Company had no uncertain tax positions affected its consolidated financial position. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

The principal components of the deferred income tax assets are as follows:

	September 30,
	2017	2018
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	39,578	94,750
Impairment on inventory	5,626	1,822
Impairment on long-term equity investment	-	356
Others	(20,252)	4,644

Non-current deferred income tax assets	24,952	101,572
Valuation allowances	(24,952)	(101,572)

Net non-current deferred income tax assets	-	-

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2017 and 2018.

A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

The net operating loss attributable to those PRC entities can only be carried forward for five to ten years. The operating loss in the United States before December 31, 2017 can be carried forward for 20 years to offset future taxable profit. As of September 30, 2018, the Company's total net operating loss carry forwards of RMB579,677, out of which, RMB63,506 would expire from calendar year ending 2018 through 2021, RMB516,171 can be carried forward from calendar year ending 2022 and after.

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended September 30,
	2016	2017	2018
	%	%	%

Statutory rate	25	25	25
Effect of preferential tax treatment	(8)	3	(3)
Effect of different tax jurisdiction	(6)	-	-
Change in valuation allowance	(2)	(27)	(26)
Over provision in prior year	(9)	(1)	4

Effective income tax rate	-	-	-

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

21.	INCOME/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year ended September 30,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Net loss from continuing operations attributable to Origin Agritech Limited	(62,264)	(90,433)	(153,663)
Net income (loss) from discontinued operations attributable to Origin Agritech Limited	(3,314)	14,759	-
Net loss attributable to Origin Agritech Limited	(65,578)	(75,674)	(153,663)

Denominator:
Average common stock outstanding - basic	2,759,834	2,808,293	3,061,979
Dilutive effect of share options	-	-	-
Diluted shares	2,759,834	2,808,293	3,061,979

Basic and Diluted Per Share Data:
Basic and diluted loss per share attributable to Origin Agritech Limited:
Continuing operations	(22.56)	(32.20)	(50.18)
Discontinued operations	(1.20)	5.25	-
	(23.76)	(26.95)	(50.18)

For the year ended September 30, 2016, 2017 and 2018, the effect of the outstanding options was anti-dilutive.

22.	EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB7,875, RMB7,241 and RMB4,615 for the years ended September 30, 2016, 2017 and 2018 respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. No appropriation has been made for the years ended September 30, 2016, 2017 and 2018. There was no after-tax profit recorded in the PRC statutory accounts for 2017 and 2018. On the other hand, the amount set aside as of September 30, 2017 and 2018 were RMB20,848 and RMB20,848.

23.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

As of September 30, 2017 and 2018, capital commitments for the purchase of long-term assets are as follows:

	September 30,
	2017	2018
	RMB	RMB

Equipment	2,702	-

	2,702	-

(b)	Operating lease

The Company leased certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended September 30, 2016, 2017 and 2018 were RMB2,314, RMB2,908 and RMB3,859, respectively.

As of September 30, 2018, the Company was obligated under operating leases requiring minimum rental as follows:

Year ending September 30,	RMB

2019	905
2020	548
2021	516
2022	500
2023	422
Thereafter	3,793
6,684

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

(c)	Legal proceeding

There are legal proceedings against Linze Origin Seed Limited and Beijing Origin involving unsettled purchase orders to suppliers of Linze Origin Seed Limited. Pursuant to court order and mediations, the total compensation of these proceedings amounted to RMB23.7 million plus interests which primarily shall be settled by Linze Origin Seed Limited, and Beijing Origin shall be jointly and severally liable for these claims.

With respect to the legal proceedings and claims described above, such claims primarily shall be settled by Linze Origin Seed Limited and the Company's liability, if any, with respect to such claims, is uncertain. At present, the Company is unable to estimate a reasonably possible range of loss, if any, that may result from such litigation. If an unfavorable outcome were to occur in the litigation described above, the impact could be material to the Company's business, financial condition, or results of operations.

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

Interest risk

The interest rate and term of repayment of other borrowing is 6.0%, which are fixed at the inception of the borrowing. Other financial assets and liabilities do not have material interest rate risk.

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

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

26.	SUBSEQUENT EVENTS

The Company has entered into share subscription agreement with Longhan and Tiger Fund, and sold 1,397,680 shares of the Company’s common stock for an aggregate consideration of US$7,743,147. Also, the Company entered into a Cooperation Framework Agreement with BC-TID. For additional information, see note 2 - Liquidity and Going Concern.

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial statements of Origin Agritech Limited (the “parent company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the parent company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB84,517 and RMB84,517 as of September 30, 2017 and 2018, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEET

	September 30
	2017	2018	2018
	RMB	RMB	US$
ASSETS (LIABILITIES)
Current assets (liabilities)
Cash and cash equivalents	17	47	7
Other receivables	3	4	1
Due from inter-companies	109,321	132,842	19,311
Due to related parties	(1,576)	(1,634)	(240)
Total current assets (liabilities)	107,765	131,259	19,079
Investment in unconsolidated subsidiaries	4,544	(155,970)	(22,673)
Total assets (liabilities)	112,309	(24,711)	(3,594)

AND EQUITY
Total stockholders’ equity	112,309	(24,711)	(3,594)

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2017 AND 2018

(In thousands, except number of share, per share data and unless otherwise stated)

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year ended September 30,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Revenues	204	-	-	-
Operating expenses
General and administrative	(16,035)	(3,016)	(5,147)	(748)
Loss from operations	(15,831)	(3,016)	(5,147)	(748)
Equity method loss	(49,009)	(72,491)	(148,514)	(21,589)
Interest expense	(738)	(167)	(2)	-
Loss before income taxes	(65,578)	(75,674)	(153,663)	(22,337)
Income tax expense	-	-	-	-

Net loss	(65,578)	(75,674)	(153,663)	(22,337)
Other comprehensive loss
Foreign currency translation difference	(4,124)	(7,644)	(3,315)	(482)
Total comprehensive loss	(69,702)	(83,318)	(156,978)	(22,819)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended September 30,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Net cash provided by (used in) operating activities	(20,009)	20,456	3,345	486
Net cash provided by (used in) financing activities	14,881	(13,376)	-	-
Net increase (decrease) in cash and cash equivalents	(5,128)	7,080	3,345	486
Cash and cash equivalents, beginning of year	341	581	17	2
Effect of exchange rate changes on cash and cash equivalents	5,368	(7,644)	(3,315)	(482)
Cash and cash equivalents, end of year	581	17	47	6

BASIS OF PRESENTATION

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

