Form 20-F
period 2019-09-30
Origin Agritech LTD
filed 2020-03-02
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2019

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2019) covered by the annual report: 4,801,724 ordinary shares.

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

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☐ Emerging growth company

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

☐    Yes    ☒    No

ORIGIN AGRITECH LIMITED

INTRODUCTION

Except where the context otherwise requires and for purposes of this Annual Report only:

“we,” “us,” “our company,” “our,” the “Company” and “Origin” refer to Origin Agritech Limited, State Harvest Holdings Limited and the following, which are collectively described in this Annual Report as “our PRC Operating Companies”: Beijing Origin State Harvest Biotechnology Limited (“Origin Biotechnology”) and its seven subsidiaries, (i) Hubei Aoyu Agricultural Technology Limited (“Hubei Aoyu”), (ii) Anhui Aoyu Zhongye Technology Ltd. (“Anhui Aoyu”) in Anhui province, (iii) Xuzhou Aoyu Agricultural Technology Ltd. (“Xuzhou Aoyu”) in Jiangsu province, (iv) Shandong Aoyu Zhongye Limited (“Shandong Aoyu”) in Shandong province, and (v) Henan Aoyu Zhongye Limited (“Henan Aoyu”) in Henan province. (vi) Shandong Aoruixinong Agricultural Technology Limited (Shandong Aoruixinong), (vii) Beijing State Harvest Zhongying Network Technology Limited (“Zhongying Network”), Beijing Origin Seed Limited (“Beijing Origin”), and its two subsidiaries, (i) Henan Origin Cotton Technology Development Limited (“Henan Origin”) and (ii) Xinjiang Originbo Seed Limited (“Xinjiang Origin”)

•	“last year,” “fiscal year 2019,” “the year ended September 30, 2019” and “the fiscal year ended “September 30, 2019” refer to the twelve months ended September 30, 2019, which is the period covered by this Annual Report;

•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong, and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares; and

•	references in this Annual Report to our ordinary shares are adjusted to reflect the consolidation of our ordinary shares through a one-for-ten reverse stock split, which became effective on July 10, 2018.

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our company and industry. All statements other than statements of historical fact in this Annual Report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this Annual Report relate to, among others:

•	our expectations for our future business and product development, business prospects, results of business operations and current financial condition;

•	future development of agricultural biotechnology as a whole, including our genetically modified seed research and development and our use of integrated saline-alkaline land reclamation technology for damaged farmland;

•	our ability to launch and develop alternative businesses, including our on-line marketing platform;

•	address the scope and impact of the governing and regulatory policies and laws regarding the research and development of genetically modified seed products and operate our on-line marketing platform;

•	our plans to license or co-develop seed products or technologies;

•	likelihood of recurrence of accounting charges or impairments;

•	expected changes in our sources of revenues and income base and our ability to generate income from our diversified business lines;

•	competition in our business lines, including the crop seed industry, development of GM seeds, and on-line product selling and distribution;

•	our plans for current staffing requirements and research and development and business expansion;

•	our ability to successfully raise capital to accommodate company needs which are under acceptable terms and at an acceptable share price; and

•	adequacy of our facilities for our operations.

We believe it is important to communicate our expectations to our shareholders. However, there may be certain events in the future that we are not able to predict with accuracy or over which we have no control. The risk factors and cautionary language discussed in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations in these forward-looking statements, including among other things:

•	changing interpretations of Generally Accepted Accounting Principles (“GAAP”);

•	outcomes of PRC and international government reviews, inquiries, investigations and related litigations;

•	continued compliance with government regulations of PRC and other governments;

•	legislative and regulatory environments, requirements or changes adversely affecting the businesses in which we and our PRC operating companies are engaged; and

•	management of the growth of our business and introduction of genetically modified products.

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

Our summary consolidated statements of operations and comprehensive income data for the fiscal years ended September 30, 2017, 2018 and 2019 and our summary consolidated balance sheet data as of September 30, 2018 and 2019, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report.

References in this annual report to our ordinary shares are adjusted to reflect the consolidation of our ordinary shares through a one-for-ten reverse stock split, which became effective on July 10, 2018.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Year ended September 30,
	2017	2018	2019	2019
	RMB'000	RMB'000	RMB'000	US$'000
Consolidated statement of income and comprehensive income data
Revenues	870	12,927	92,440	13,426
Cost of revenues	(678)	(7,047)	(105,270)	(15,289)
Gross profit	192	5,880	(12,830)	(1,863)
Selling and marketing	-	(411)	(4,038)	(586)
General and administrative	(36,094)	(32,147)	(27,229)	(3,973)
Research and development	(38,682)	(27,132)	(13,267)	(1,927)
Other income, net	5,028	18,291	1,028	149
Total operating expenses, net	(69,748)	(41,399)	(43,506)	(6,337)
Loss from continuing operations	(69,556)	(35,519)	(56,336)	(8,200)
Interest expense	(9,006)	(22,787)	(4,680)	(680)
Interest income	1,427	6	3	-
Impairment loss	(44,706)	(3,807)	(4,130)	(600)
Loss on termination of business disposal	-	(90,683)	-	-
Loss before income taxes from continuing operations	(121,841)	(152,790)	(65,143)	(9,480)
Income tax expense from continuing operations, current			(510)	(75)
Income from discontinued operations, net of taxes	18,862	-	-	-
Loss on disposal of commercial seed business, net of taxes	(3,282)	-	-	-
Net income from discontinued operations	15,580	-	-	-
Net loss	(106,261)	(152,790)	(65,653)	(9,555)
Net (loss) income attributable to non-controlling interests	(30,587)	873	(3,533)	(513)
Net loss attributable to Origin Agritech Limited	(75,674)	(153,663)	(62,120)	(9,042)
Net loss per share (1):
Basic	(26.95)	(50.18)	(14.85)	(2.16)
Diluted	(26.95)	(50.18)	(14.85)	(2.16)
Shares used in computation (a):
Basic	2,808,293	3,061,979	4,184,032	4,185,840
Diluted	2,808,293	3,061,979	4,184,032	4,185,840

(1)	Share and per share data for the years ended September 30, 2017 and 2018 have been restated to reflect a 1-for-10 reverse stock split in July 2018.

	Sept 30	Sept 30	Sept 30
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000(1)
Consolidated balance sheet data:
Cash and cash equivalents	3,245	1,990	3,198	451
Current working capital (2)	(45,045)	(217,293)	(178,580)	(25,253)
Total assets	324,140	430,101	261,112	36,913
Total current liabilities	134,104	432,171	247,802	35,033
Total liabilities	211,341	453,449	276,587	39,106
Non-controlling interests	490	1,363	7,209	1,019
Total Origin Agritech Limited shareholders’ equity	112,799	(23,348)	(15,475)	(2,190)

(1) Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the year ended September 30, 2019, and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2019, of RMB 7.0717 to US$1.00. Such translation amounts should not be construed as a representation that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

(2) Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the statistics of the State Administration of Foreign Exchange. The consolidated financial statements are presented in Renminbi, which is our reporting currency. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2019, of RMB 7.0717 to US$1.00. Unless otherwise noted, for the years ended September 30, 2017 and 2018 all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB6.6369 and RMB6.8792 per US $1.00, respectively, which were the prevailing year or period end closing rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of the rates is the State Administration of Foreign Exchange in China. At September 30, 2019, the closing exchange rate was RMB7.0717 for one U.S. dollar.

	Average (1)	High	Low	Period-end
2013	6.2318	6.3449	6.1475	6.1480
2014	6.1446	6.1710	6.0930	6.1525
2015	6.1644	6.4085	6.1079	6.3613
2016	6.5377	6.6971	6.3154	6.6778
2017	6.7423	6.8993	6.5342	6.5342
2018	6.6185	6.9670	6.2764	6.8632
2019	6.8694	7.0884	6.6850	7.0729
July 2019	6.8725	6.8881	6.8513	6.8841
August 2019	7.0214	7.0879	6.8938	7.0879
September 2019	7.0785	7.0884	7.0657	7.0729
October 2019	7.0702	7.0789	7.0533	7.0533
November 2019	7.0164	7.0437	6.9933	7.0298
December 2019	7.0117	7.0521	6.9762	6.9762

(1) Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the month.

B.	Capitalization and indebtedness.

Not Applicable

C.	Reasons for the offer and use of proceeds.

Not Applicable.

D.	Risk factors.

Risks relating to our business

We set up six regional joint venture companies for our seed distribution business and our new e-commerce business; These companies may not be able to perform as we expected.

We have set up six regional joint venture companies for our seed distribution business and our new e-commerce business. The company has stock positions of 51% or 50% in these joint ventures. Most of the joint venture partners were the Company’s regional distributors. As this is a new business model for the company and our joint venture partners are engaging with the company differently than before, no assurance can be given that the joint ventures will perform as well as we expect, which could impact the overall performance of the Company.

Asset sale of Zhengzhou branch of Beijing Origin may impact business performance

The Zhengzhou branch of Beijing Origin used to have seed processing facilities to serve the seed distribution business of the company. The company sold these facilities in fiscal year 2019. Although management believes the sale should not impact the seed business and its operations, it is possible that this change could impact the overall performance of our seed business and operations, especially during the transition periods. If there is an adverse impact, we would expect it to also have an impact on our financial position.

If we do not manage our ongoing operations successfully, our growth and chances for profitability will be hindered or impeded.

Our company engages in corn seed research and development, deploying our biotechnology assets, establishing a new agribusiness e-commerce platform, and exploring Integrated Saline-Alkaline Land Reclamation (“ISALR”) technologies. We plan to continue our seed research and development activities, with a view to licensing our seed traits and seed germplasm characteristics and performing contract research and development services. We also plan to focus on our new endeavors of an agribusiness e-commerce platform oriented towards the rural China market. We are partnering with Longhan Investment Management, Co., Ltd. (“Longhan”) to integrate comprehensive ISALR technology and collaborating with the Elastos Foundation (“Elastos”) to develop blockchain technologies. All these many and varied activities will require substantial initial investment and are expected to require additional demands on our corporate administrative, operational and human resources and on our cash assets. Our current resources are not likely to be fully adequate to support our longer term planned operations and expansion.

Our independent auditors have issued their reports with a going concern statement.

The reports on our financial statements for the fiscal years ended September 30, 2018 and 2019, included in this Annual Report on Form 20-F, contain a going concern statement. Based on our financial resources and our planned operations we will need to obtain a substantial amount of capital to continue our business as planned, for which we do not have any long term arrangements, and/or generate increased revenue from operations to cover our expenses, of which we cannot be certain. If we are unable to fund our operations, we may have to curtail substantial parts of our business operations or cease our business operations. Investors should evaluate their investment in the Company based on these financial uncertainties.

We may not be able to pay back our long term borrowings.

We maintain bank debt as a part of our normal course of business. As of September 30, 2019, our outstanding bank debt was RMB78.2 million (US$11.4 million), of which some of the principle is now due. We are in the process of refinancing the bank debt or entering into an investment so that the bank loan, which is collateralized by the Company’s headquarters building in Beijing, will be paid back upon the Company receiving the RMB204 million investment from Beijing Changping Technology Innodevelop Group (BC-TID). However, such investment and refinance plan may not be completed according to our plan, and we may not be able to pay back our bank loans as planned. If we cannot pay off the borrowings, the bank may foreclose on our assets.

Our seed biotechnology joint venture to be formed with BC-TID may not perform as well as we expected.

While we believe the seed biotechnology joint venture to be formed with BC-TID could give the Company a new starting ground for potential growth when the Chinese authorities open up the genetically modified corn commercialization, the new joint venture to be formed may not perform as well as we expected and, as a result, could impact the Company’s financial performance.

The successful development and commercialization of our biotech pipeline of products will be important for our growth.

We focus our seed business on biotechnology development and an e-commerce platform in the seed industry. We conduct our own research and development efforts for genetically modified seeds, referred to as GM. We also collaborate with the Chinese Academy of Agricultural Science, China Agricultural University, and Zhejiang University in the PRC under various agreements for seed genetic modifications and other seed biotechnologies that give us the right to market the seeds and technologies they develop. We also seek other development and marketing arrangements with other entities in China and elsewhere. The length of time and the risk associated with seed breeding and biotech pipelines are similar and interlinked because both are required as a package for commercial success in markets where biotech traits are approved for growers. Regulatory requirements affect the development of our biotech products, including the GM crop testing of seeds containing the biotech traits. If we do not meet the regulatory requirements, our business and results of operations will be adversely affected. The testing procedures can be lengthy and costly, with no guarantee of success. It could have an adverse effect on our operations if our genetically modified products are unable to pass the safety evaluation for genetically modified agricultural organisms.

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

We have traditionally been a seed development, production and distribution company. After the sale of the production and distribution aspects of our seed business, we decided to augment our seed development and research business by expanding into the e-commerce space. Although we believe we can utilize our experience in seed distribution, our rural China customer base, and our strong brand name in the e-commerce venture, there is no guarantee that we can successfully develop and launch the e-commerce platform or that the e-commerce platform will be profitable. Furthermore, our prior experience in seed distribution was largely via traditional sale methods and our previous customer base may not be willing to try our new e-commerce platform. To attract new customers, we may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipated, which would adversely affect our overall profitability and results of operations.

Our new venture in e-commerce depends on our joint partnership with third party suppliers and distributors.

We anticipate that our e-commerce platform will provide agricultural seed products (e.g., corn seeds, rice seeds, and vegetable seeds), other agricultural inputs (e.g., fertilizers and agricultural chemicals), foods, household products, and other consumer products to our customers. We do not plan to produce any of the products we intend to sell on the e-commerce platform and will rely on products provided by unrelated suppliers. Because we are a new player in e-commerce and have not built up a customer base yet, we may not have much purchasing power and may not be able to negotiate especially favorable terms with suppliers. Therefore, our margins may be less than expected and our supply of products less certain.

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

The success of our new development plans depends on our relationships with our joint venture partners. We believe partnering with local distributors using joint-venture structure will provide incentives for local distributors to prioritize our customers’ needs and orders and will ensure our customers’ orders will be fulfilled efficiently and effectively. We, however, cannot assure you that we will satisfy the conditions required to maintain these relationships, and we also cannot assure you that whether the local distributor partners will be able to meet the needs of our customers or grow effectively meet the development objectives of the joint ventures.

Joint ventures, partnerships, and companies that we enter into present a number of challenges that could have a material adverse effect on our business and results of operations and cash flows.

We have developed six joint ventures in China and, as part of our business strategy, we may enter into other joint ventures or similar transactions. These transactions typically involve a number of risks and present financial, managerial and operational challenges, including the existence of unknown potential disputes, liabilities or contingencies that arise after entering into the joint venture related to the counterparties to such joint ventures We could experience financial or other setbacks if transactions encounter unanticipated problems due to challenges, including problems related to execution or integration. Any of these risks could reduce our revenues or increase our expenses, which could adversely affect our results of operations and cash flows.

We are relying heavily on our partners, including Elastos and the local distributors, to establish and operate the e-commerce platform.

We have little experience in e-commerce platform development, blockchain technology and agricultural businesses other than the development and distribution of seeds. To successfully establish the e-commerce platform, we will need our partners’ help in a number of other areas, such as user traffic acquisition, advertising, technology, social graphs and IT infrastructure. While we can benefit from our partners’ experience in building platforms, connecting e-commerce with social networks and blockchain technologies and new agricultural distribution businesses, our success is also reliant on our partners willingness to develop and maintain the platform for us. In the event that we cannot maintain our cooperative relationships with our joint venture partners on terms favorable to us or at all, we will need to source other business partners to provide services such as distribution channels, promotion services, as well as IT and payment services, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

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

Many elements of our business are unique, evolving and relatively unproven. Our business and prospects primarily depend on the continuing development and growth of the e-commerce in China as well as the expansion of the 4G communication network in rural China, and the continuing modernization of rural logistics system, which are affected by numerous factors and not within our control. Furthermore, product quality, user experience, technological innovations, development of internet and internet-based services, and the regulatory environment and macroeconomic environment are also important factors that affect our business and prospects. The markets for our products are relatively new and rapidly developing and are subject to significant challenges. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the e-commerce industry, particularly in the use e-commerce platforms in rural China, rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating new products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve. If we cannot successfully introduce our e-commerce platform to rural China or maintain and grow our customer base once the platform is launched, our business, financial condition and results of operation may be materially and adversely affected.

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

The areas of our current business and the businesses we plan to develop are very competitive both in China and throughout the rest of the world.

All levels of the seed development, marketing and distribution business is very competitive. We face China based competition from many seed producers who deploy both traditional seed development methods and more advanced technologically oriented seed producers. Increasingly, foreign seed producers are entering the China market with their seed products, which also include GM seeds. Pricing of seed products, which favor the less expensive traditional seeds, is also an issue for those producers of technologically advanced seeds and GM seeds, such as us.

In the other sectors of our planned business, we face competition from companies engaged in the similar businesses of e-commerce and businesses offering blockchain solutions for market segments. As we are at the earlier stages of developing these businesses, we cannot fully assess the level of competition that we will face in our markets. Nonetheless, we believe we will be facing competition on the basis of pricing, efficiency of providing service and responding to market demands. To the extent we are uncompetitive, our business will be adversely affected and our financial results negatively impacted.

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

The e-commerce industry in China is expanding rapidly. Although we plan to focus on a specific range of products oriented to the needs of rural China, we expect other platforms to overlap with ours and therefore competition is expected to be substantial.

We believe e-commerce is popular in rural China. With the Chinese government’s introduction of the 4G network and expansion of rural logistics, the rural e-commerce sector is poised to become an extremely valuable market. The e-commerce market, however, is highly competitive. We face competition for customers, for their attention and for their spending from many other existing e-commerce platforms in China that often are maintained by bigger and more mature e-commerce companies. We believe that we will compete based on a number of factors, such as the diversity of products, product features, services, social interaction features, quality of user experience, brand awareness and reputation in and as it relates to the rural market. In comparison to us, many of our competitors have greater financial, marketing or technology resources that enable them to respond more quickly to technological innovations or changes in user demands and preferences, to acquire more attractive content, and to devote greater resources towards the development, promotion and sale of products. Also, our competitors may provide their users with content that we do not have the license to offer. If any of our competitors achieves greater market acceptance, provides superior service, sells at better overall pricing, or are able to provide more attractive content offerings than we do, our user traffic and market share may decrease, which may result in a loss of users and a material and adverse effect on our business, financial condition and results of operations.

We have a relatively short operating history in the field of biotechnology research and our new business of e-commerce are subject to the risks of any developing enterprise, any one of which could limit our growth and our product and market development.

It continues to be difficult to predict how our continuing seed business and our new e-commerce businese will develop over the long term. Accordingly, we are still facing all of the risks and uncertainties encountered by companies in the earlier stages of development, such as:

•	uncertain and continued market acceptance for our product extensions and our services;

•	evolving nature of the crop seed industry in the PRC, which is marked by seed company consolidation, changing aspects of government subsidies to farmers and becoming more limited, over production of crop seeds, and less adherence to the qualities of branded seeds, among other things;

•	highly competitive conditions from both other branded seeds and unbranded seeds and changing customer preferences or needs that will harm sales of our products;

•	the competitive landscape of e-commerce in the PRC and the evolving use of e-commerce by our population and their needs and preferences;

•	maintaining our competitive position in the PRC and competing with Chinese and international companies, many of which have longer operating histories and greater resources than us;

•	the aging technology of our seed products that do not reflect current needs and the continual need to develop new seed products;

•	the cost of our products compared to other sources of seeds for the same crops;

•	maintaining our current licensing arrangements and entering into new ones to expand our product offerings in both our domestic market and sought after international markets;

•	using a joint venture model for our continuing business where we maintain only a simple majority stake;

•	continuing to offer commercially successful products to attract and retain a larger base of direct customers and ultimate users;

•	continuing our existing arrangements with farms that grow our crop seed products and entering into new arrangements with additional production farms;

•	maintaining effective control of our costs and expenses; and

•	retaining our management and skilled technical staff and recruiting additional key employees.

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

From time to time we evaluate whether or not to continue a particular line of business or an expansion effort. In the past we implemented restructuring programs to eliminate our activities in agricultural chemicals and cotton seed development, sales centers, seed distribution and other unprofitable activities.. Whenever a company undertakes to discontinue a line of business, there are expenses associated with the sale or closing of those related operations, which are reflected in the accounting for discontinued operations. The actual and accounting costs for discontinued operations may have an adverse effect on the financial position of the company in the period of discontinuance, which may result in an adverse market reaction and decline in our stock price.

We or our licensors may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us or our licensors, may materially disrupt our business.

We cannot be certain that our licensed or self-developed proprietary seed products, our blockchain technology for an e-commerce platform, and the ISALR technologies do not or will not infringe the intellectual property rights held by third parties. We, or any of our licensors, may be subject to legal proceedings and claims from time to time related to the intellectual property of others. If we, or any of our licensors, are found to have violated the intellectual property rights of others, we may be required to pay damages and be enjoined from using such intellectual property, and we may incur new or additional licensing fees if we wish to continue using the infringing products, or be forced to develop or license alternative products. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.

Efforts to protect our intellectual property rights and to defend against claims can increase our costs and may not always succeed. Any failures could adversely affect our sales and results of operations or restrict our ability to conduct our business.

Intellectual property rights are important to our business. In our experience, the seed markets in China have substantial counterfeiting, and we believe many other kinds of agricultural products also are subject to counterfeiting. Overall, we plan to obtain and protect our intellectual property rights and those to which we have intellectual property rights of use and distribution. However, we may be unable to obtain protection for our intellectual property. Even if protection is obtained, competitors, growers or others in the chain of commerce may raise legal challenges to our rights or illegally infringe our rights, including through means that may be difficult to prevent, detect or defend. In addition, because of the rapid pace of technological change and the confidentiality of patent applications in some jurisdictions, competitors may be issued patents from applications that were unknown to us prior to issuance. These patents could reduce the value of our commercial or pipeline products and services or, to the extent they cover key technologies on which we have unknowingly relied, require that we obtain licenses at a financial cost to us or cease using the technology, no matter how valuable the patents may be to our business. We cannot assure you that we would be able to obtain such licenses on acceptable terms. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. There is a risk that the outcome of such potential litigation may not be in our favor. Such litigation may be costly and may divert management attention as well as consume other resources which could otherwise be devoted to our business. An adverse determination in any such litigation will impair our intellectual property rights and harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs due to lack of this kind of insurance being available in China, and we would have to bear all the costs arising from such litigation to the extent we are unable to recover such costs from other parties. The occurrence of any of the foregoing may harm our business, results of operations and financial condition.

Intellectual property protection is still a developing legal sector in China. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of the ambiguities in the PRC laws and the difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as they are in the United States or other countries, which increases the risk that we may not be able to adequately protect our intellectual property. The increase in counterfeiting seed products in the market is also affecting the sales of our products.

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

If we are not able to respond successfully to technological or industry developments, our e-commerce business may be materially and adversely affected.

The market for online products and services is characterized by rapid technological developments, frequent launches of new products and services, introductions of new business models, changes in customer needs and behavior, and evolving industry standards. If we fail to adapt our products to these developments, our online business may become less competitive or obsolete. For example, the number of people accessing the Internet through mobile devices, including smartphones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue as more advanced mobile communications technologies are broadly implemented. In order to respond to new developments, we may be required to undertake substantial efforts and incur significant costs. In the event that we do not successfully respond to such developments in a timely and cost-effective manner, our business may be materially and adversely affected.

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

Risks relating to doing business in China

The effect of the Coronavirus on our company cannot be determined at this time; however, it is expected that the general economic effect of the Coronavirus on the Chinese economy will have a corresponding adverse impact on the Company.

At this time it is too early to determine the impact of the Coronavirus on the Company. As a company operating in the PRC, management expects that there will be some impact from the government steps to combat the virus. It is likely that the impact on the Company will be similar to the impact of the Coronavirus on the overall Chinese and world economy.

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

The termination of any of our preferential tax treatments could materially increase our tax obligations, and our future application for more favorable tax rate based on our “breed-produce-distribute” integrated crop seed license may not be approved.

Tax treatment for the subsidiaries will be different from Beijing Origin and could increase our tax liabilities in future fiscal years.

Origin established five joint venture subsidiaries in the purpose of seed sales and e-commerce operating units. These joint ventures may not have the same tax treatment as for Beijing Origin. Therefore, our overall tax liabilities could be greater than in the past when the Company had the benefit of reduced corporate tax rates.

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

PRC law allows enterprises owned by foreign investors to remit to other countries their current account items, such as profits, dividends and bonuses earned in the PRC, and the remittance does not require prior approval by the State Administration of Foreign Exchange, or SAFE, upon the proper production of qualified commercial vouchers or legal documents as required by the regulations. However, dividend payments are subject to prior satisfaction of corporate and withholding tax obligations, corporate reserve requirements and board determined social benefit allocations. SAFE regulations generally require extensive documentation and reporting about other kinds of payments to be transmitted outside of China, some of which is burdensome and slows payments. The availability of foreign exchange assets in the banking system will also affect the ability to repatriate profits as well as provide funding for foreign operations. If there is a return to payment restrictions and reporting, the ability of a PRC company to attract investors will be reduced.

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

Based on our understanding and current assessment, we believe that we were not a PFIC for the taxable year 2015. However, there can be no assurance that we will not be a PFIC for the taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for a taxable year if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that produce, or are held for the production of, passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations. While we will continue to examine our PFIC status, we cannot assure you that we will not be a PFIC for any future taxable year.

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

Our stock price may be volatile.

The market price of our ordinary shares is likely to be volatile and could fluctuate in response to various factors, many of which are beyond our control, including the following: our ability to execute our business plan; operating results that fall below expectations; industry or regulatory developments; investor perception of our industry or our prospects; economic and other external factors; and the other risk factors as discussed below.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

Leverage and debt service obligations may adversely affect our cash flows.

We currently have no short-term borrowings and current portion of long-term borrowings of approximately RMB78.61 million (US$11.11 million).  The degree to which we are leveraged could, among other things:

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

Our predecessor auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board of the United States, and as such, investors may be deprived of the benefits of such inspection.

Independent registered public accounting firms that issue the audit reports included in annual reports filed with the SEC are required by the laws of the United States to undergo regular inspections by the Public Company Accounting Oversight Board (“PCAOB”) to assess compliance with the laws of the United States and professional standards. Auditors that are wholly located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities are not currently inspected by the PCAOB. Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of an auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

On January 3, 2020, the Company engaged Borgers as its new independent registered public accounting firm. The firm is registered with the PCAOB and operating in Lakewood, Colorado, USA, and is subject to PCAOB rules regarding periodically inspection.

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

On December 20, 2004, Chardan entered into a stock purchase agreement, referred to as the Stock Purchase Agreement, with State Harvest, a company incorporated in the British Virgin Islands on October 6, 2004, and all the shareholders of State Harvest. On February 10, 2005, Chardan formed a wholly-owned subsidiary under the laws of the British Virgin Islands, under the name “Origin Agritech Limited”, referred to as Origin, to effect the stock acquisition of State Harvest. Chardan merged into Origin to re-domesticate out of the United States, and immediately thereafter, Origin acquired all of the issued and outstanding stock of State Harvest.

Our shares of common stock, the ordinary shares, have traded on the Nasdaq Capital Market since June 5, 2019. Prior to trading on that market, our ordinary shares were traded on the Nasdaq Global Market from November 8, 2005 to June 25, 2007, and the Nasdaq Global Select Market from June 26, 2007 to June 4, 2019.

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

We announced our intention to expand our crop seed business globally in 2016. We received the first transgenic corn seed export permit from China’s Government agencies, following required protocols. Our U.S. collaborator secured an importation permit for these seeds from the United States Department of Agriculture (“USDA”). In late 2016 corn seeds containing our lead trait event and a back-up were successfully planted in a USDA designated greenhouse. Subsequently, the new seeds produced in the greenhouse were tested in a collaborative trial in Iowa in the summer of 2017, and the results confirmed our field observations in China. Notwithstanding the positive results of the seeds, our ability to establish a market in the United States was determined be to very costly and difficult, therefore, the Company ended these United States efforts at the end of 2017 and closed its Iowa, United States office.

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

The net proceeds from the first phase of the Sale was used mainly to reduce bank borrowing. Retaining the commercial seed business under Beijing Origin and the headquarters building in Beijing gives us the capability to generate operating cash flows to fund new business development. More importantly, the commercial seed business, our recognized development capabilities, and our strong brand equity in the agriculture sector allow us to enter the e-commerce and land reclamation businesses. The highly appreciated value of the Beijing Headquarters building will still allow us to seek additional bank loans and attract potential strategic investors.

During 2018 and 2019, we entered into six regional joint ventures for seed distribution business. This is also part of our long-term strategy to operate these distribution businesses under our e-commerce platform. These joint ventures include: Hubei Aoyu, Anhui Aoyu in Anhui province, Xuzhou Aoyu in Jiangsu province, Shandong Aoyu in Shandong province and Henan Aoyu in Henan province. In September, 2019, we entered into a new joint venture Shandong Aoruixinong, which will replace Shandong Aoyu in Shandong province for the seed distribution business. Origin holds 50% of equity in Anhui Aoyu and 51% of equity in the other five joint ventures. The remaining equity interests in those joint ventures are held by local distributors. Origin owns these six joint ventures through State Harvest. (Henan Aoyu was originally created under Beijing Origin but later transferred to State Harvest).

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

Since the Cooperation Framework Agreement was signed, both parties have been involved to complete the formation of joint venture. However, the process has taken longer than originally expected mainly due to the complicated tax related issues with the Origin Life Science Center building in Beijing. Both parties now agreed to use Beijing Origin as the joint venture entity in order to expedite the process. The original terms of the transaction remains the same and both parties are cooperating to complete it as soon as possible. Due diligence has been completed and BC-TID has deposited RMB15 million (US$2.1 million) in an escrow account.

Since Beijing Origin has been the operating company for the Company's Chinese seed business and is controlled by the Company through a series of stock consignment agreements, the Company will transfer the seed business from Beijing Origin to Beijing Origin State Harvest Biotechnology Limited (State Harvest), which is the Company's wholly owned entity in China. After the changes and investment from BC-TID, Beijing Origin will become a joint venture of the Company and BC-TID, and will have the assets of the Origin Life Science Center building and two biotech corn traits discussed above. The transaction is subject to the satisfaction or waiver of several conditions set forth in the agreement.

Our principal executive offices are located at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China, and our telephone number is (86-10) 5890-7588.

B.	Business Overview.

Overview

Origin Agritech Limited, along with its subsidiaries, is focused on agricultural biotechnology and an e-commerce platform, operating primarily in the PRC. Our seed research and development activities specializes in crop seed breeding and genetic improvement and our e-commerce activities focus on delivering agricultural products to farmers in China via online and mobile ordering and tracking the source of the agricultural products via blockchain technologies. Origin believes that it has built a solid capacity for seed breeding technologies, including marker-assisted breeding and doubled haploids technologies, which it believes, along with its rich germplasm resources, will allow it to become a significant seed technology company. With the developmental changes occurring in rural China and our strong brand in that market, we believe we can establish a successful e-commerce platform for farmers in rural China.

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

Five additional product registrations were granted as of September 30, 2019 for Origin’s elite corn hybrids utilizing the “green channel” system, which is a critical requirement towards an effective licensing business in China with our partners.

On May 17, 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and Origin will have an entity, which is 51% and 49% owned by BC-TID and the Company, respectively. Based on the agreement, Beijing Origin will contribute the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the entity. BC-TID will fund the joint venture with a total of RMB204 million in cash. Also agreed under this agreement, the entity will pay off the bank loan of RMB78 million, which is collateralized by the Company’s headquarters building in Beijing, upon receiving the RMB204 million investment from BC-TID. The transaction is subject to the satisfaction or waiver of several conditions set forth in the agreement.

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

Intellectual Property

Our intellectual property includes trademarks and patents relating to our seed products. Substantially all of the intellectual property has been registered for IP protection in China (or is the subject of a pending application). We believe that our intellectual property is important to our seed and other businesses, and impacts our ability to generate revenues.

We currently have nineteen Chinese patents registered with the State Intellectual Property Office (“SIPO”) of various countries related to our see products. Among these nineteen patents, fourteen domestic patents in China, one in each of US, Brazil and Argentina, and two PCT patent are related to the biotechnology corn seed. Also, we have applied for one additional patents in the field of our biotechnology corn seed in 2017, and the applications have been accepted and are now being reviewed by SIPO.

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

Competition

We face competition at three primary levels in respect of our seed products, including large Chinese companies, small local seed companies, and large multinational hybrid and GM seed producers. Currently, we believe that we can compete effectively with each of these competitors and that we can continue to do so in the future. We also face competition from counterfeiting of corn seeds, which has become an increasing problem in China.

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

GMO Safety Regulations

The Chinese government published Regulations on Administration of Agricultural Genetically Modified Organisms Safety in December 2011 and the regulations were updated in October 2017 (the “GMO Regulations”). The GMO Regulations govern the research, experiment, production, processing, marketing, import and export of agricultural genetically modified organisms (“GMO”) in China. The GMO Regulations classified agricultural genetically modified organisms, or GMO, into Classes I, II, III and IV according to the extent of their risks to human beings, animals, plants, microorganisms and the ecological environment. The principal difference among the classes is the reporting obligation to the relevant agricultural administration. The testing of agricultural GMO will normally go through three stages, i.e. restricted field testing, enlarged field testing and productive testing. Depending on the classification of the GMO, the GMO research entity will differing levels of reporting obligation to the agricultural administrative department of the State Council (“Ministry of Agriculture”) prior to the commencement of the testing and when the GMO advances from one testing stage to the next testing stage. After the completion of productive testing, the GMO research entity may make an application to the Ministry of Agriculture Department for a safety certificate of the tested GMO. Our products are generally classified as Class I. As of September 30, 2019, the Company has received safety certificate for its phytase corn products. Two of our products are in the Biosafety certification application stage.

A production license from the Ministry of Agriculture is required for the production of GMO seeds (the “GMO License”). To obtain a GMO License, the business must obtain a bio-safety certificate of agricultural GMO and passed variety examination, plant and breed in the designated areas, adopt appropriate safety administration and precautionary measures and comply with other conditions provided for by the Agricultural Department. We are in the process of applying for GMO Biosafety certificate and actively discussing with related authorities to meet the requirements for the biosafety certificate.

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

The applicable tax rate under the new EIT law to Beijing Origin is 15% since January 1, 2008, because Beijing Origin has been approved as new technology enterprises and enjoys the reduced New EIT rate of 15%. Our other operating companies are subject to the New EIT at a uniform rate of 25%. The preferential treatment of high and new technology enterprise or HNTE, is subject to a reapplication every three-year period. The financial position of the Company after the sale of our corn related production and distribution assets may cause the termination of the HNTE qualification or restrict reapplication for that status, in which event there would be an adverse impact on our tax obligations and tax rate.

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

C.	Organizational structure.

Origin Agritech Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC Operating Companies. The following diagram illustrates our current organizational structure as of September 30, 2019.

(1)	We do not have any ownership interest in Beijing Origin, Henan Origin, Xinjiang Origin, rather, through State Harvest, we have entered into a series of stock consignment agreements with their respective shareholders which provides us control of Beijing Origin and its subsidiaries.

The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest as of September 30, 2019:

	Place of incorporation	Percentage
Name	(or establishment)/operation	of ownership

State Harvest	British Virgin Islands	100% owned by Origin

Origin Biotechnology	Haidian District, Beijing, PRC	100% owned by State Harvest

Zhongying Network	Haidian District, Beijing, PRC	100% owned by Origin Biotechnology

Beijing Origin	Haidian District, Beijing, PRC	97.96% controlled by State Harvest

Henan Origin[a]	Zhengzhou, Henan Province, PRC	92.04% owned by Beijing Origin

Xinjiang Origin	Jinbo City, Xinjiang Province, PRC	51% owned by Beijing Origin

Henan Aoyu	Zhengzhou City, Henan Province, PRC	51% owned by State Harvest

Anhui Aoyu	Hefei, Anhui Province, PRC	50% owned by State Harvest

Hubei Aoyu	Wuhan, Hubei Province, PRC	51% owned by State Harvest

Xuzhou Aoyu	Xuzhou, Jiangsu Province, PRC	51% owned by State Harvest

Shandong Aoyu	Jinan, Shandong Province, PRC	51% owned by State Harvest

Shandong Aoruixinong	Qingdao, Shandong Province, PRC	51% owned by State Harvest

a. Henan Origin is in the process of being cancelled.

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

Our principal executive offices are located in the Changping District in Beijing where we own approximately 10,320 square meters of office space, and the right to use approximately 19,250 square meters of land. The land uses right, and the property, plant, and equipment of our headquarters in Beijing currently secures a four-year finance lease of RMB78 million. The lease program is with Beijing Agriculture Finance Leasing, LLC.

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

From the beginning of 2017 to date, our capital expenditures consisted primarily of construction and purchase of plant and equipment, which are located in the PRC and financed mainly by bank borrowing. The table below sets forth the amount of our capital expenditures for the periods shown:

For the year ended September 30,	For the year ended September 30,	For the year ended September 30,	For the year ended September 30,
2017	2018	2019	2019
RMB	RMB	RMB	US$
2.62 million	2.98 million	-	-

We believe that our existing facilities are adequate to conduct our current and foreseeable future business operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

In December, 2019, the Chinese Ministry of Agriculture, the MOA, announced a list of GMO traits, including two corn traits, to be awarded biosafety certificates. After posting on its website for public comments, the Chinese MOA awarded the biosafety certificate for these two corn traits. Our double stacked Bt and GT genes are currently in the process to be reviewed by the Chinese MOA for biosafety certificates, and we expect to receive the biosafety certificates as early as first half of 2020.

Overall Analysis

For the fiscal year ended September 30, 2019, revenue was RMB92.4 million (US$ 13.4 million), compared to RMB12.9 million for the fiscal year ended September 30, 2018.

Total operating expenses from continuing operations for the fiscal year ended September 30, 2019 were RMB43.5 million (US$6.3 million), compared to the operating expenses of RMB41.4 million in fiscal year 2018. General and administrative expenses for the fiscal year ended September 30, 2019 were RMB27.2 million (US$4.0 million), a decrease of 15.3% from RMB32.1 million year-over-year. Research and development expenses were RMB13.3 million (US$1.9 million) in fiscal year 2019, a decrease of 51.1% from RMB27.1 million in fiscal year 2018.

Net loss from continuing operations for the fiscal year ended September 30, 2019 was RMB65.1 million (US$9.5 million), compared with net loss from continuing operation of RMB152.8 million in fiscal year 2018.

Net loss attributable to Origin for the fiscal year ended September 30, 2019 was RMB62.1 million (US$9.0 million), compared to the net loss of RMB153.7 million for the fiscal year ended September 30, 2018.

Net loss per share was RMB(14.85) or US$(2.16) for the fiscal year 2019, compared with net loss per share of RMB(50.18) in fiscal year 2018.

As of September 30, 2019, and 2018, we had approximately RMB3.2 million (US$0.45 million) and RMB2.0 million, respectively, in cash and cash equivalents of continuing operations. Total borrowings as of September 30, 2019 and 2018 were RMB78.6 million (US$11.1 million) and RMB78.2 million, respectively. During fiscal year 2019, net cash used in operating activities was RMB60.1 million (US$8.8 million), compared with net cash used in operating activities RMB 10.0 million for the fiscal year ended September 30, 2018. Net cash provided by  investing activities was RMB 9.4 million (US$1.3 million) for the fiscal year ended September 30, 2019 compared with net cash provided by investing activities of RMB47.6 million for the fiscal year ended September 30, 2018. Net cash provided by financing activities was 53.6 for the fiscal year ended September 30, 2019 compared with net cash used in financing activities of RMB35.4 million for the fiscal year ended September 30, 2018.

Research and Development Activities

Origin was built on its research and development platform, and we believe a commitment to research and development is essential to the growth of the Company, particularly as we orientate our operations to biotechnology. During fiscal year 2019, we continue to make significant progress both in our conventional hybrid crop seed development programs and biotechnology research and development activities.

Key developments for Origin’s GM corn seeds:

We started extensive research on GM corn seeds since early 2000’s. At this point, we have already established an extensive pipeline, including the phytase trait, glyphosate trait, double stacked traits for glyphosate tolerance and insect resistance and triple stacked traits:

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

In addition to the GM trait pipeline, we have also prepared for the commercialization of the key GM corn seeds. During recent years, we have initiated several backcrossing Programs: Multiyear programs of backcrossing of our biotech products, including phytase, glyphosate tolerance, and stacked traits of Bt and G2 genes, into corn varieties from our own product lines as well as several product lines of multinational companies are progressing well. Many of these backcrossing programs have been completed and are ready for commercialization. Successful backcrossing products into our own varieties are and will be submitted for government approvals in due course.

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

Revenues

The Company derives most of its revenues from hybrid corn seed.

Prior to October 1, 2018, the Company recognized revenue in accordance with Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (“ASC 605”). Effective with the October 1, 2018 adoption of ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," and the associated ASUs (collectively, "Topic 606"), the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

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

We have assessed the product quality, unsold quantity and the amount unit cost exceed the selling price performed by our quality inspectors and sales staff on an annual basis, and accordingly, determined the inventory write-downs based on the assessment results. We believe that the current methodologies on impairment assessment are adequate to address the risks of inventory write-downs. For fiscal year 2019, we had written off of provision of RMB 5.97 million  (US$ 0.84 million ) for inventories, compared to written off of provision of RMB13.6 million for fiscal year 2018 and provision of RMB18.8 million for fiscal year 2017.

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

Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets if it is more likely than not that the related benefit will not be realized. A full valuation allowance has been established against all net deferred tax assets as of December 31, 2018 and 2019 based on our estimates of recoverability.

Stock-based compensation

We adopted FASB ASC 718-10, to measure our issued share options based on the grant-date fair value of the options and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We adopt the Black-Scholes Model to value the fair value of the share options.

Results of Operations

Fiscal Year Ended September 30, 2019, Compared To Fiscal Year Ended September 30, 2018

Revenues

For the fiscal year ended September 30, 2019, revenue was RMB92.4 million (US$13.4 million), compared to RMB12.9 million for the fiscal year ended September 30, 2018.

Operating expenses

Total operating expenses from continuing operations for the fiscal year ended September 30, 2019 were RMB43.5  million (US$6.3 million), compared to the operating expenses of RMB41.4 million in the fiscal year 2018.

General and administrative

General and administrative expenses from continuing operations primarily consist of salary and compensation, depreciation and amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies. General and administrative expenses for the fiscal year ended September 30, 2019, were RMB27.2  million (US$4.0 million), a decrease of 14.9% from RMB32.1 million year-over-year.

Research and development

Research and development expenses from continuing operation primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds and genetically modified products, travelling expenses, depreciation of plant and equipment, and expenses paid to certain research institutes to carrying research projects on behalf of Origin during the period. Research and development expenses were RMB13.3 million (US$1.9 million) in fiscal year 2019, a decrease of 51.1% from RMB27.1 million in fiscal year 2018.

Other income, net

Other income from continuing operation primarily consists of raw material sales, office building rental income and government subsidy income, offset by costs related to raw material sales and fixed assets disposal gain. Other income was RMB1.0 (US$0.15), in fiscal year 2019, compared to other income of RMB18.3 million in fiscal year 2018.

Loss from continuing operations

Loss from continuing operation for the fiscal year ended September 30, 2019, was RMB56.3 million (US$8.2 million), compared with net loss from continuing operation of RMB35.5 million in fiscal year 2018.

Interest expense

Interest expense was RMB4.7 million (US$0.7 million) for the fiscal year 2019 compared to RMB22.8 million a year ago.

Net Loss

Net loss attributable to Origin for the fiscal year ended September 30, 2019, was RMB62.1 million (US$9.0 million), compared to the net loss of RMB153.7 million for the fiscal year ended September 30, 2018.

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

B.	Liquidity and Capital Resources.

As of September 30, 2018 and 2019, we had approximately RMB2.0 million and RMB3.2 million (US$0.45 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and short term liquid investments with maturities of three months or less deposited with banks and other financial institutions.

We financed our operations through cash generated from financing. As of September 30, 2019, we had a total current portion of long-term borrowings of RMB78.6 million (US$11.1 million).

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12 months ended September 30, 2017, 2018, and 2019.

Item	September 30
(In thousands)
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash used in operating activities	(120,167)	(10,045)	(60,130)	(8,756)

Net cash provided by investing activities	29,539	47,591	9,379	1,326

Net cash provided by (used in) financing activities	47,008	(35,376)	53,599	7,578

Net (decrease) increase in cash and cash equivalents	(43,620)	2,170	2,848	148

Cash and cash equivalents, beginning of year	54,509	3,245	1,990	289

Effect of exchange rate changes on cash and cash equivalents	(7,644)	(3,425)	(1,640)	12

Cash and cash equivalents, end of year	3,245	1,990	3,198	451

Operating activities:

Net cash used in operating activities was RMB60.1 million (US$8.7 million) for the fiscal year ended September 30, 2019, compared with cash used in operating activities of RMB10.0 million for the fiscal year ended September 30, 2018.

Investing activities:

Net cash provided by investing activities was RMB9.4 million (US$1.3 million) for the fiscal year ended September 30, 2019, compared with cash provided by investing activities of RMB47.6 million for the fiscal year ended September 30, 2018.

Financing activities:

Net cash provided by financing activities was RMB53.599 (US$7.578) for the fiscal year ended September 30, 2019, compared with cash used in financing activities of RMB35.4 million for the fiscal year ended September 30, 2018.

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

Substantial doubt about the ability to continue as going concern

The Company incurred net losses from continuing operations of RMB121.8 million, RMB152.8 million, and RMB65.6 million (US$9.5 million) in the years ended September 30, 2017, 2018 and 2019, respectively. Working capital deficit was RMB217.3 million and RMB178.6 million (US$25.3 million) as of September 30, 2018 and 2019, respectively. Accumulated deficit was RMB411.7 million and RMB474.0 million (US$67.0 million) as of September 30, 2018 and 2019, respectively.

On May 17, 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and Origin will act to have an entity, which is 51% and 49% owned by BC-TID and the Company, respectively. Based on the agreement, Beijing Origin will contribute the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the entity. BC-TID will fund the joint venture with a total of RMB204 million in cash. Also agreed under this agreement, the entity will pay off the bank loan of RMB78 million, which is collateralized by the Company’s headquarters building in Beijing, upon receiving the RMB204 million investment from BC-TID.

Since the Cooperation Framework Agreement was signed, both parties have been actively involved to complete the formation of joint venture. However, the process has taken longer than originally expected mainly due to the complicated tax related issues with the Origin Life Science Center building in Beijing. Both parties are now agreed to use Beijing Origin as the joint venture entity in order to expedite the process. The original term remains the same and both parties are cooperating to complete the process as soon as possible. Due diligence has been completed and BC-TID has deposited RMB15 million (US$2.1 million) in an escrow account. The transaction is subject to the satisfaction or waiver of several conditions set forth in the agreement.

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

Our research and development expenditures were RMB38.7 million, RMB27.1 million, and RMB13.3 million (US$1.9 million) for fiscal years ended September 30, 2017, 2018 and 2019, respectively.

D.	Trend Information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events in the period from October 1, 2018 to September 30, 2019 that were reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E.	Off-balance Sheet Arrangements.

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts or outstanding derivative financial instruments. We do not engage in trading activities involving non-exchange traded contracts.

F.	Tabular Disclosure of Commitments and Contingencies.

We have various contractual obligations that will affect our liquidity. The following table sets forth our contractual obligations as of September 30, 2019.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Commitment
Short term Debt Obligations	-	-	-	-	-
Long term Debt Obligations	78,611	78,611	-	-	-
Interest on Debt Obligations	4,680	4,680	-	-	-
Operating Lease Obligations	5,779	548	1016	844	3,370
Total	89,070	83,839	1,016	844	3,370

G.	Safe Harbor.

Except for historical facts and financial data, the information included in Items 5.A through 5.D and 5.F is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in this Item 5.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of January 31, 2020.

Name	Age	Position
Gengchen Han	64	Chairman of the Board, Chief Executive Officer
James Chen	54	Chief Financial Officer, Director
Michael W. Trimble	62	Independent Director
Rong Chen	63	Independent Director
Fei Wang	42	Independent Director

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

Dr. Z. James Chen became a director of Origin in August 2017 and the Chief Financial Officer of the Company on December 3, 2018. Previously, Dr. Chen was the Chief Financial Officer of Origin from January 2012 to January 2016 and the Chief Executive Officer of Origin from February 2018 to December 2018. Mr. Chen was the CFO of Yunji, Inc. Prior to being employed by Origin, Dr. Chen served as an Investment Manager at Abu Dhabi Investment Authority (ADIA) and he worked as an equity research analyst at Morgan Joseph and BB&T Capital Markets. Dr. Chen also worked as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between ExxonMobil and Dow Chemical. Dr. Chen received his Ph.D. Degree in Chemical Engineering from the University of Connecticut and his M.B.A degree from New York University. Dr. Chen serves a director for China Finance Online (NASDAQ: JRJC), chairman of Supervisory Board of Linjiang Chemical Limited and legal representative for Beijing Baofeng Youping Limited.

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

The aggregate cash compensation paid to our directors and executive officers as a group was RMBnil million (US$nil million) for the twelve months ended September 30, 2019. Directors and executives are awarded with equities and stock options, which are stated in the chart found below.

2009 Performance Equity Plan

On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. We had outstanding awards for 59,000 options under the 2009 Plan at September 30, 2019.

2014 Performance Equity Plan

On December 22, 2014, the company adopted the 2014 Performance Equity Plan, under which we are able to issue equity awards for up to 5,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. In addition to current equity awards to the directors and officers, we plan to expand our equity awards to a broader range of employees in order to align our employee incentives towards our stock performance. We had outstanding awards for 247,300 options under the 2014 Plan at September 30, 2019.

Those awards held by the directors and officers are listed below.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
Gengchen Han
	12,000	$13.8 /Share	January 4, 2016	January 4, 2021
	12,000	$20.7 /Share	January 3, 2017	January 2, 2022
	12,000	$9.10 /Share	January 2, 2018	January 1, 2023
	12,000	$5.19/Share	January 2, 2019	January 1, 2024

Michael Trimble
	500	$13.8 /Share	January 4, 2016	January 4, 2021
	2,000	$20.7 /Share	January 3, 2017	January 2, 2022
	2,000	$9.1 /share	January 2, 2018	January 1, 2023
	2,000	$5.19/Share	January 2, 2019	January 1, 2023

James Chen	1,000	$9.1 /Share	January 2, 2018	January 1,2023
	20,000	$8.2 /Share	March 1, 2018	February 28,2023
	20,000	$5.19/Share	January 2, 2019	January 1, 2024

Rong Chen	2,000	$5.19/Share	January 2, 2019	January 1, 2024

C.	Board Practices.

Terms of directors and executive officers

Our directors are not subject to a specific term of office and hold office until an annual meeting of shareholders where there is an election of directors or until the director’s earlier resignation, removal from office, death or incapacity. Any vacancy on the board of directors resulting from death, resignation, removal or other cause and any newly created directorship resulting from any increase in the authorized number of directors between meetings of shareholders may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of shareholders.

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

Summary of Significant Differences in Corporate Governance Practices for Purposes of Rule 5615 of the Nasdaq Marketplace Rules

We are incorporated under the laws of the British Virgin Islands. Our ordinary shares are registered with the SEC and are listed on the Nasdaq Capital Market. As a result, our corporate governance framework is subject to laws of the British Virgin Islands, or BVI, the securities laws and regulations of the United States and the listing requirements of the Nasdaq Marketplace Rules.

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

Under Rule 5635, a US domestic listed company is required to obtain shareholder approval of equity award plans and issuances of equity securities in excess of certain amounts based on our outstanding ordinary shares when at less than the market price or book value. There are no such mandatory requirements under BVI law. We do not plan to get shareholder approval for future increases in the 2014 Plan or for any other equity award plan approved by the directors in the future or for issuances of equity securities that exceed 20% of the outstanding ordinary shares of the Company if they are sold at less than the market price or book value.

We have filed documentation with Nasdaq exempting the company under those provisions that BVI law does not require.

D.	Employees.

We currently have 47 employees, including management, managers and research and related personnel. All of our employees are located in China.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 15, 2020, by each of our directors and executive officers who beneficially own our ordinary shares, and other principal shareholders.

	Shares Beneficially Owned ( * )
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han, Chairman of the Board and CEO (1)(2)	668,383	13.9%
James Chen, Director and Chief Financial Officer (1)(3)	130,695	2.7%
Michael W. Trimble, Director (4)	55,500	1.2%
Rong Chen, Director (1)(5)	28,055	0.6%
Fei Wang, Director (1)	-	-

5% and Greater Shareholders
Tiger Capital Fund SPC (6)	976,800	20.3%

* Beneficial ownership and percentage is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(1)            The business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing, PRC 102206.

(2)            Includes 50,000 shares that may be acquired under stock options held by Dr. Han. The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares.

(3)            Includes 41,000 shares that may be acquired under stock options held by Mr. James Chen..

(4)            Includes 5,000 shares that may be acquired under stock options held by Mr. Trimble. The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131.

(5)            Includes 500 shares that may be acquired under stock options held by Mr. Rong Chen.

(6)            The business address of Tiger Capital Fund SPC (Tiger Fund) is Floor 4, Willow House, Cricket Squar, Grand Cayman, KY 1-9010, Cayman Islands. In addition, Tiger Fund management has 1 million shares of warrants.

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

Our board of directors by resolution may authorize payment of dividends if the directors are satisfied, on reasonable grounds, that Origin will, immediately after the distribution of dividends, (i) satisfy the solvency test as stipulated in Section 56 of the BVI Business Companies Act, (ii) any of our applicable contractual obligations, and (iii) the laws of China. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Significant changes.

We have not experienced any significant changes since the date of the audited consolidated financial statements included in this annual report.

ITEM 9	THE OFFER AND LISTING

A.	Offering and listing details.

Origin’s ordinary shares are listed on the Nasdaq Capital Market where they trade under the “SEED” ticker symbol.

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

China

The SAFE

The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations, as amended in August 2008, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the Renminbi is freely convertible for payments of current account items, such as trade and service related foreign exchange transactions and dividend payments, but not for expenses of capital, such as direct investment, loan or investment in securities, outside the PRC unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Under the Foreign Exchange Administration Regulations, foreign-invested enterprises in the PRC may purchase or remit foreign exchange without the approval of the SAFE for trade and service related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange (subject to a cap approved by the SAFE) to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC government authorities, which have significant administrative discretion in implementing the laws, may restrict or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions involving direct investment, loan and investment in securities outside the PRC are subject to limitations and require approvals from the SAFE.

Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange effective in 1996, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid supporting documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its competent local counterpart.

Under the Foreign Investment Law, FIL, foreign investors may, according to applicable laws, freely remit into or out of the PRC, in Renminbi or any other foreign currency, their contributions, profits, capital gains, income from asset proposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on within the territory of the PRC.

The SAFE promulgated the Circular on the Relevant Operating Issues Regarding Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested enterprises may not change how they use such capital without the SAFE’s approval, and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans.

The SAFE promulgated the Notice of the SAFE on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises, or Circular 19, on June 1, 2015, which superseded Circular 142. Under Circular 19, foreign-invested enterprises are allowed to settle 100% of their capital in foreign currencies in Renminbi on a discretionary basis. The Renminbi obtained by foreign-invested enterprises from the discretionary settlement of their capital in foreign currencies shall be managed under the accounts for foreign exchange settlement pending payment, and foreign-invested enterprises shall make various payments from such account for the following scope of use: expenditure within the business scope, payment for domestic equity investment and Renminbi deposits, transfers to the special centralized fund management account and the account for foreign exchange settlement pending payment under the same name, repayment of the Renminbi loans that have been fully used, repayment of external debts directly or by foreign exchange purchase and payment, external payment of funds to foreign investors due to capital reduction or divestment directly or by foreign exchange purchase and payment, external payment of current account expenditure directly or by foreign exchange purchase and payment, and other capital account expenditure registered by the relevant foreign exchange bureau (bank) or approved by the relevant foreign exchange bureau. Foreign-invested enterprises shall not use their capital and the Renminbi obtained from foreign exchange settlement for any of the following purposes: direct or indirect use for expenditure beyond its business scope or expenditure prohibited by PRC laws and regulations; directly or indirect use for investment in securities, unless otherwise prescribed by laws and regulations; directly or indirect use for granting entrusted loans (unless permitted under its business scope), repaying inter-company loans (including third party advances) and repaying Renminbi bank loans that have been transferred to a third party; or use for the expenses related to the purchase of real estate not for self-use, unless it is a foreign-invested real estate enterprise. Circular 19 may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

The SAFE promulgated the Notice of the SAFE on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16, on June 9, 2016. Under Circular 16, onshore enterprises (including Chinese-funded enterprises and foreign-invested enterprises, excluding financial institutions) may all settle their external debts in foreign currencies according to the method of voluntary foreign exchange settlement. The banks shall, in handling each transaction of foreign exchange settlement for an onshore enterprise according to the principle of payment-based foreign exchange settlement, review the authenticity and compliance of the use by the domestic institution of the foreign exchange funds settled in the previous transaction (including voluntary settlement and payment-based settlement). The earnings and expenditures of the account for foreign exchange settlement pending payment are limited to certain scope. The use of foreign exchange earnings under capital account shall be within the enterprise’s business scope and in a truthful manner for proprietary purposes.

Regulations Relating to Foreign Exchange Registration of Offshore Investment by PRC Residents

Under Circular 75 issued on October 21, 2005, (i) a PRC resident, including a PRC resident natural person (e.g., a PRC citizen or a foreign citizen who resides primarily in China), shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise to an overseas special purpose vehicle, or engages in overseas financing after contributing assets or equity interests to an overseas special purpose vehicle, such PRC resident shall register his or her interest in the overseas special purpose vehicle and the change thereof with the local SAFE branch; and (iii) when the overseas special purpose vehicle undergoes a material event outside of China, such as a change in share capital, or merger or acquisition, the PRC resident shall, within 30 days of the occurrence of such event, register such change with the local SAFE branch. PRC residents who are shareholders of overseas special purpose vehicles established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

The SAFE promulgated Circular 37 on July 4, 2014, which superseded Circular 75. Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. According to Circular 13 issued by the SAFE on February 13, 2015, starting from June 1, 2015, all new such registrations required under Circular 37 (other than make-up registrations) will be handled by qualified banks instead of the local SAFE branches. The qualified banks, under the supervision of the SAFE, will directly review the applications and process the registration.

Under Circular 37, in the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations Relating to Employee Stock Option Plans

On December 25, 2006, the People’s Bank of China promulgated the Measures for the Administration of Individual Foreign Exchange, and on January 5, 2007, the SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, if individuals in the PRC participate in any employee stock ownership plan or stock option plan of an overseas-listed company, those individuals must apply as a group through the company or a domestic agency to the SAFE or the appropriate local branch for approval for any foreign exchange-related transactions concerning that plan.

On March 28, 2007, the SAFE promulgated the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas-listed company are required, through a PRC agent or PRC subsidiary of such overseas-listed company, to register with the SAFE and complete certain other procedures.

On February 15, 2012, the SAFE promulgated the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule, i.e., the domestic employees participating in stock incentive plan of an overseas-listed company shall appoint the PRC subsidiary of the overseas-listed company or a domestic qualified agent to make the registration of the stock incentive plan with the SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by the SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas-listed company shall include the limited liability company, partnership and the representative office directly or indirectly established by such overseas-listed company in China and the domestic employees shall include the directors, supervisors, the senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for no less than one year.

Similar to the Stock Option Rule, the New Stock Option Rule requires that the annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises shall be subject to the approval of the SAFE. The New Stock Option Rule further requires that the material amendments of the stock incentive plan shall be filed with the SAFE within three months following the occurrence of the material amendments. The domestic agent shall also make a quarterly update to the SAFE to disclose the information with respect to the stock option exercises, the stock holding and foreign exchange matters. If the domestic employees or the domestic agent fails to comply with the requirements of the New Stock Option Rule, the SAFE may require the remedy and even impose administrative penalties that the SAFE deems appropriate.

In addition, the State Administration for Taxation, SAT, has issued circulars concerning employee share options. Under these circulars, individuals working in China who exercise share options will be subject to PRC individual income tax. We have obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options.

Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises and Sino-foreign equity joint ventures include:

·	Wholly Foreign Owned Enterprise Law (1986), as amended;

·	Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;

·	Sino-Foreign Equity Joint Venture Enterprise Law (1979), as amended;

·	Sino-Foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended; and

·	PRC Enterprise Income Tax Law and its Implementation Rules (2007), amended in 2017 and 2018.

Under these regulations, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in the PRC are required to set aside certain amounts out of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

Regulations Relating to Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

In August 2006, six PRC regulatory agencies jointly adopted the M&A Rules, which became effective in September 2006 and was further amended in June 2009. The M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

Under the FIL, where a foreign investor acquires any domestic enterprise in the PRC or participates in the concentration of business operators by other means (i.e., obtaining control over or decisive influence on other business operators by means of merger, acquisition of equity interests or assets, or contracts, etc., as defined in the PRC Anti-Monopoly Law), it is subject to review on concentration of business operators pursuant to the PRC Anti-Monopoly Law.

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

U.S. Holders

Dividends on ordinary shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ordinary shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ordinary shares for a sufficient period of time, dividend distributions on our ordinary shares will generally constitute qualified dividend income taxed at a preferential rate as long as our ordinary shares continue to be readily tradable on the Nasdaq Capital Market and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets, or (2) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (1) any cash, cash equivalents, and cash invested in short-term, interest-bearing debt instruments or bank deposits that is readily convertible into cash, will generally count as producing passive income or held for the production of passive income, and (2) the average value of our gross assets is calculated based on our market capitalization. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We believe that we were not a PFIC for the taxable year 2019. However, there can be no assurance that we will not be a PFIC for that taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2019 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ordinary shares provided our ordinary shares are “marketable.” Our ordinary shares will be “marketable” as long as they remain regularly traded on the Nasdaq Capital Market. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed as ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ordinary shares would be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares. Separately, if we were a PFIC in any year, you would be able to avoid the “excess distribution” rules by making a timely election to treat us as a so-called “Qualified Electing Fund”, or QEF. You would then generally be required to include in gross income for any taxable year (1) as ordinary income, your pro rata share of our ordinary earnings for the taxable year, and (2) as long-term capital gain, your pro rata share of our net capital gain for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a QEF election and you will, therefore, not be able to make or maintain such an election with respect to your ordinary shares.

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

U.S. information reporting and backup withholding rules

In general, dividend payments with respect to the ordinary shares and the proceeds received on the sale or other disposition of those ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 24%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact, or (2) provide a taxpayer identification number, to certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on the appropriate IRS Form. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

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

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this Annual Report on Form 20-F, may be inspected and copied at prescribed rates at the public reference room of the SEC at the Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov.

I.	Subsidiaries information.

See Item 4. “Information on the Company, Subpart C – Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

Our significant interest-bearing financial liabilities are bank borrowings. Current portion of long-term borrowings account for 100% of total borrowings as of September 30, 2019. Our interest rate risk arises primarily from long-term borrowings. During the year ended September 30, 2019, all of our long-term borrowings were issued at variable rates, hence exposing us to cash flow interest rate risk which is partially offset by cash held at variable rates.

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

Foreign currency risk

Substantially all our revenues and expenses are denominated in Renminbi and a substantial portion of our cash is kept in Renminbi. Only a small portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our shares will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our shares may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for corporate purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings in China would be reduced.

We have recorded RMB1.6 million (US$0.2 million) of foreign exchange loss in our net loss for the twelve months ended September 30, 2019, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are exchanged, as well as re-evaluate its policy of using a fixed-rate regime to a basket of currencies govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.5%, 3.13% and 4.5% in the fiscal years ended September 30, 2017, 2018 and 2019, respectively. Sustained or increased inflation in China could have an adverse impact on China’s economy, which could affect our operational costs and demand for our products and services. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

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

(a)          Disclosure Controls and Procedures: As of September 30, 2019 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s management including the Chief Executive Officer and the Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company's disclosure controls and procedures. We concluded that the Company’s disclosure controls and procedures as of September 30, 2019 were ineffective as management has identified a material weakness which is detailed in the accompanying Item 15(b), Report of Origin’s Management on Internal Control over Financial Reporting.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2019. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, the management identified a material weakness in the Company’s internal control over financial statement closing process, and as a result, management concluded that the Company’s internal control over financial reporting was not effective as of September 30, 2019.

Management is aware of the following material weakness in internal control over financial reporting:

Lack of sufficient qualified financial reporting and accounting personnel with an appropriate level of expertise to properly address complex accounting issues under U.S. GAAP, and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and Securities and Exchange Commission financial reporting requirements on a timely basis.

Management has plans to address these identified issues by seeking to expand its accounting staff to address the issues related to internal controls over financial reporting, under the leadership of the Chief Financial Officer. The existing controls and procedures will be reviewed and steps will be taken to return the financial reporting to its former efficiencies using the reviewed controls and procedures. There is no assurance, however, that the Company will have a full complement of accounting personnel to provide for a complete level of risk management for a public company given the restrictions on capital and the smaller size of the Company operations. Management will monitor its controls and procedures periodically to evaluate this situation and report to the registered public accounting firm to the Company about this condition.

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

Ms. Wang will not be deemed an “expert” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Ms. Wang as an audit committee financial expert does not impose on her any duties, obligations or liability that are greater than the duties, obligations and liability imposed on her as a member of our Audit Committee and board of directors in the absence of such designation or identification. The designation or identification of Ms. Wang as an audit committee financial expert does not affect the duties, obligations or liability of any other member of our Audit Committee or board of directors, and Ms. Wang is determined to be independent director.

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

The aggregate fees billed for professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP in connection with the audit of the consolidated financial statements for the fiscal year ended September 30, 2018 was RMB1.3 million.

The aggregate fees billed for professional services rendered by BF Borgers CPA PC in connection with the audit of the consolidated financial statements for the fiscal year ended September 30, 2019, were US$168,000.

(b)	Audit - Related Fees.

The aggregate fees billed for professional services rendered by BF Borgers CPA PC and BDO China Shu Lun Pan Certified Public Accountants LLP for the performance of agreed upon procedures on the quarterly financial statements during the year ended September 30, 2018 and 2019 were RMBnil and RMBnil (US$nil), respectively.

(c)	Tax Fees.

We did not enter into any engagement during the fiscal years ended September 30, 2018 or 2019 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d)	All Other Fees.

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal year ended September 30, 2018 and 2019.

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

On January 3, 2020, the Audit Committee and the Board of Directors of Origin Agritech Limited (the “Company”) decided to engage BF Borgers CPA PC (“Borgers”) to replace the current independent certified public accounts of the Company, BDO China Shu Lun Pan Certified Public Accountants (“BDO”). The effective date of the end of the BDO engagement was January 2, 2020, and the commencement date of the Borgers engagement was January 3, 2020.

ITEM 16G.	CORPORATE GOVERNANCE.

As a foreign private issuer (“FPI”) whose securities are listed on The Nasdaq Capital Market, we are permitted to follow certain home country corporate governance practices instead of the requirements of the Nasdaq Marketplace Rules pursuant to Rule 5615, which provides for an exemption from compliance with the Rule 5600 Series. We have provided to Nasdaq the necessary documentation to afford the Company these exemptions. See Item 6, Subpart C – Summary of Significant Differences in Corporate Governance Procedures for purposes of Rule 5615 of the Nasdaq Marketplace Rules.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit
Number	Description
1.1	Memorandum and Articles of Association of Origin Agritech Limited re-registered under the new Business Companies Act of the British Virgin Islands as of July 10, 2006 (Incorporated by reference to Exhibit 1.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006.

4.1	2005 Performance Equity Plan (Incorporated by reference to Annex D of the proxy statement/prospectus included in our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 27, 2005).

4.2	2009 Performance Equity Plan (Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (file no. 333-166226) filed with the Securities and Exchange Commission on April 22, 2010).

4.3	Technical Service Agreement between Origin Biotechnology and Beijing Origin (Incorporated by reference to Exhibit 10.14 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.4	Technical Service Agreement between Origin Biotechnology and Henan Origin (Incorporated by reference to Exhibit 10.15 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.5	Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.17 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.6	Technology Transfer Agreement between Henan Agriculture University and Beijing Origin (YuYu22) (Incorporated by reference to Exhibit 10.27 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.7	Joint Development agreement with Corn Research Institute of Li County (1st Agreement) (Incorporated by reference to Exhibit 10.28 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.8	Joint Development Agreement with Corn Research Institute of Li County (2nd Agreement) (Incorporated by reference to Exhibit 10.29 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005).

4.9	Equity Transfer Agreement between Beijing Origin and Jilin Academy of Agriculture Science dated as of December 6, 2005 (Incorporated by reference to Exhibit 4.17 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.10	Equity Transfer Agreement between Beijing Origin and China National Center for Biotechnology Development dated as of December 28, 2004 (Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.11	New Corn Seed Liyu 35 Joint Development Agreement between Beijing Origin and Shijiazhuang Liyu Technology Development Co., Ltd. dated as of March 30, 2006 (Incorporated by reference to Exhibit 4.20 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006).

4.12	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 31, 2002 (Incorporated by reference to Exhibit 4.21 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.13	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 9, 2003 (Incorporated by reference to Exhibit 4.22 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.14	2014 Performance Equity Plan (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on January 12, 2015).

4.15	Investment Agreement between the Registrant and Longhan Investment Management, Co., Ltd. (Incorporated by reference to Exhibit 4.15 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on June 3, 2019).

8.1*	List of Subsidiaries

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Registrant’s consolidated financial statements for fiscal years ended 2017 and 2018 into Registrant’s Registration Statements on Form S-8 (#333-202947, #333-166226 and #333-145865)

15.2*	Consent of B F Borgers CPA PC to the incorporation of its report on the Registrant’s consolidated financial statements for fiscal year ended September 30, 2019 into Registrant’s Registration Statements on Form S-8 (#333-202947, #333-166226 and #333-145865)

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March 2, 2020	ORIGIN AGRITECH LIMITED

/S/ Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

Reports of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Origin Agritech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Origin Agritech Limited and its subsidiaries and variable interest entities (the "Company") as of September 30, 2019, the related consolidated statements of income and comprehensive income, equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Going concern uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred recurring losses from operations, has net current liabilities and an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Emphasis of Matters

The Company has significant transactions and account balances with related parties, including entities controlled by the close family members of the Company’s Chairman, which are described in Note 3 to the financial statements. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis, as the requisite conditions of competitive, free market dealings may not exist.

/s/ B F Borgers CPA PC

We have served as the Company’s auditor since 2020.

Lakewood, Colorado

March 2, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Origin Agritech Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited and subsidiaries and variable interest entities (the “Company”) as of September 30 2018, the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the two years in the period ended September 30, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30 2018, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

We began serving as the Company's auditor in 2011. In 2020, we became the predecessor auditor.

Shenzhen, The People’s Republic of China

June 3, 2019

ORIGIN AGRITECH LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except number of share and per share data)

	2018	2019	2019
	RMB'000	RMB'000	US$'000
ASSETS
Current assets:
Cash and cash equivalents	1,990	3,198	451
Due from related parties (note 3)	129,506	33,890	4,792
Accounts receivable	-	1,481	209
Advances to suppliers (note 5)	1,188	538	76
Inventories (note 6)	81,947	28,527	4,033
Other current assets (note 7)	247	1,588	222
Total current assets	214,878	69,222	9,783
Asset held for sale (note 8)	-	5,652	799
Land use rights, net (note 9)	16,564	12,913	1,826
Plant and equipment, net (note 10)	172,748	149,116	21,083
Long-term investment (note 11)	16,347	16,347	2,311
Acquired intangible assets, net (note 12)	8,362	5,469	773
Other assets (note 13)	1,202	2,393	338
Total assets (including amounts of the consolidated VIEs without recourse to the Company of RMB423,533 and RMB244,722 as of September 30, 2018 and 2019, respectively)	430,101	261,112	36,913

LIABILITIES AND EQUITY
Current liabilities:

Current portion of long-term borrowings (note 14)	78,235	78,611	11,114
Accounts payable	7,955	9,723	1,375
Due to growers	7,984	7,260	1,026
Due to related parties (note 3)	293,732	42,633	6,028
Advances from customers	6,338	52,244	7,387
Income tax payable	-	656	93
Other payables and accrued expenses (note 15)	37,927	56,675	8,010
Total current liabilities	432,171	247,802	35,033

Other long-term liability (note 16)	21,278	28,785	4,070
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB450,585 and RMB264,074 as of September 30, 2018 and 2019, respectively)	453,449	276,587	39,103

Commitments and contingencies (note 23)
Shareholders’ equity:
Preferred stock(no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 3,261,153 and 4,866,633 shares issued as of September 30, 2018 and 2019; 3,196,244 and 4,801,724 shares outstanding as of September 30, 2018 and 2019, respectively)	-	-	-
Additional paid-in capital	428,311	494,098	69,876
Accumulated deficit	(411,723)	(473,843)	(67,012)
Treasury stock at cost (64,909 and 64,909 shares as of September 30, 2018 and 2019, respectively)	(19,163)	(19,163)	(2,709)
Accumulated other comprehensive loss	(22,136)	(23,776)	(3,364)
Total Origin Agritech Limited shareholders’ equity	(24,711)	(22,684)	(3,209)
Non-controlling interests	1,363	7,209	1,019
Total equity	(23,348)	(15,475)	(2,190)

Total liabilities and equity	430,101	261,112	36,913

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except number of share and per share data)

	Year ended September 30,
	2017	2018	2019	2019
	RMB'000	RMB'000	RMB'000	US$'000
Revenues, including sales to related parties of RMBnil, RMB7,848 and RMB37,987 for the years ended September 30, 2017, 2018, and 2019 respectively (note 3)	870	12,927	92,440	13,426
Cost of revenues	(678)	(7,047)	(105,270)	(15,289)
Gross profit	192	5,880	(12,830)	(1,863)
Operating expenses
Selling and marketing	-	(411)	(4,038)	(586)
General and administrative	(36,094)	(32,147)	(27,229)	(3,955)
Research and development	(38,682)	(27,132)	(13,267)	(1,927)
Other income, net	5,028	18,291	1,028	149
Total operating expenses, net	(69,748)	(41,399)	(43,506)	(6,319)

Loss from continuing operations	(69,556)	(35,519)	(56,336)	(8,200)

Interest expense	(9,006)	(22,787)	(4,680)	(680)
Interest income	1,427	6	3	-
Impairment loss	(44,706)	(3,807)	(4,130)	(600)
Loss on termination of business disposal	-	(90,683)	-	-
Loss before income taxes from continuing operations	(121,841)	(152,790)	(65,143)	(9,463)

Income tax (expense) benefits from continuing operations (note 20)
Current	-	-	(510)	(74)
Net loss from continuing operations	(121,841)	(152,790)	(65,653)	(9,537)
Discontinued Operations:
(Loss) income from discontinued operations, net of taxes (note 4)	18,862	-	-	-
Loss on disposal of commercial seed business, net of taxes (note 4)	(3,282)	-	-	-
Net (loss) income from discontinued operations	15,580	-	-	-
Net loss	(106,261)	(152,790)	(65,653)	(9,537)
Less: Net (loss) income attributable to non-controlling interests	(30,587)	873	(3,533)	(513)

Net loss attributable to Origin Agritech Limited	(75,674)	(153,663)	(62,120)	(9,024)
Other comprehensive loss
Net loss	(106,261)	(152,790)	(65,653)	(9,537)
Foreign currency translation difference	(7,644)	(3,315)	(1,640)	(238)
Comprehensive loss	(113,905)	(156,105)	(67,293)	(9,775)
Less: Comprehensive (loss) income attributable to non-controlling interests	(30,587)	873	(3,534)	(513)
Comprehensive loss attributable to Origin Agritech Limited	(83,318)	(156,978)	(63,759)	(9,262)

Basic and diluted net income (loss) per share (note 21)
Continuing operations	(32.20)	(50.18)	(14.85)	(2.16)
Discontinued operations	5.25	-	-	-
Basic and diluted net loss per share attributable to Origin Agritech Limited	(26.95)	(50.18)	(14.85)	(2.16)

Shares used in calculating basic and diluted net income (loss) per share*	2,808,293	3,061,979	4,184,032	4,184, 032

* Retrospectively restated for effect of reverse stock split

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except number of share and per share data)

		Equity attributable to Origin Agritech Limited
		Common stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Non- controlling Interests	Total Equity
		Shares*	Amount RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of September 30, 2016		2,761,334	-	411,296	(182,386)	(11,177)	(37,445)	38,329	218,617
Net loss for the year		-	-		(75,674)	-	-	(30,587)	(106,261)
Sale of treasury stock		50,000	-	(8,539)	-	-	14,654	-	6,115
Exercise of share option		5,500	-	543	-	-	-	-	543
Share-based compensation expense		13,000	-	5,404	-	-	-	-	5,404
Issuance of common shares		29,834	-	2,885	-	-	-	-	2,885
Business disposal		-	-	392	-	-	-	(7,252)	(6,860)
Translation adjustments		-	-	-	-	(7,644)	-	-	(7,644)
Balance as of September 30, 2017		2,859,668	-	411,981	(258,060)	(18,821)	(22,791)	490	112,799
Net loss for the year		-	-	-	(153,663)	-	-	873	(152,790)
Retire and cancellation of common stock		(200)	-	-	-	-	-	-	-
Share-based compensation expense		40,454	-	685	-	-	3,628	-	4,313
Issuance of common shares		296,322	-	15,645	-	-	-	-	15,645
Translation adjustments		-	-		-	(3,315)	-	-	(3,315)
Balance as of September 30, 2018		3,196,244	-	428,311	(411,723)	(22,136)	(19,163)	1,363	(23,348)
Net loss for the year					(62,120)			(3,533)	(65,653)
Capital Contribution								9,379	9,379
Share-based compensation expense		207,800		12,188					12,188
Issuance of common shares		1,397,680		53,599					53,599
Translation adjustments						(1,640)			(1,640)
Balance as of September 30, 2019		4,801,724		494,098	(473,843)	(23,776)	(19,163)	7,209	(15,475)
In US$ @	7.0729		-	69,858	(66,994)	(3,364)	(2,709)	1,019	(2,191)

* Retrospectively restated for effect of reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Operating activities:
Net loss	(106,261)	(152,790)	(65,653)	(9,554)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	27,687	16,452	13,796	1,760
Loss/(gain) on disposal of plant and equipment	327	(5,299)	914	129
Gain on disposal of land use right	-	(1,505)	-
Loss on termination of business disposal	-	90,683	-	-
Loss on disposal of subsidiaries and assets	3,282	-	-	-
Allowance for doubtful account	-	2,105	-
Recovery on receivables	(712)	-	-	-
Impairment on intangible assets	-	1,433	-	-
Impairment on long-term equity investment	-	2,374	-	-
Impairment on plant and equipment	25,873	-	4,213	596
Changes in provision for inventories	18,833	(13,601)	5,973	844
Non-cash interest expense (interest accretion)	3,227	16,757	-	-
Shares issued upon sign off of Equity Purchase Agreement	1,039	-	-	-
Share-based compensation expense	5,404	4,313	12,188	1,742
Changes in operating assets and liabilities:
Accounts receivable	36	24	(1,481)	(209)
Due from related parties	-	55,940	101,216	14,310
Advances to growers	15,318	-	-	-
Advances to suppliers	(126)	2,062	650	92
Inventories	(21,533)	13,064	47,447	6,708
Income tax recoverable	49	-	-	-
Other current assets	(4,153)	1,084	(1,341)	(190)
Other assets	(1,914)	(6)	(1,191)	(168)
Accounts payable	4,114	(950)	1,768	250
Due to growers	21,114	1,449	(724)	(102)
Due to related parties	61,903	(50,077)	(251,099)	(35,502)
Advances from customers	(157,407)	4,018	38,675	5,468
Income tax payable	-	-	656	93
Deferred revenues	(7,008)	-	-	-
Other long-term liabilities	66	810	7,507	1,113
Other payables and accrued expenses	(9,325)	1,615	26,356	3,726
Net cash provided by (used in) operating activities	(120,167)	(10,045)	(60,130)	(8,756)
Investing activities:
Proceeds from disposal of commercial seed business, net of cash disposed (note 4)	33,165	33,600	-	-
Purchase of plant and equipment	(2,624)	(2,982)	-	-
Proceeds from non-controlling interest capital contribution	-	-	9,379	1,326
Proceeds from disposal of plant and equipment and land use right	265	16,872	-	-
Purchase of land use rights	(1,267)	-	-	-
Cash from termination of second closing of disposal of commercial seed business (note 4)	-	101	-	-
Net cash (used in) provided by investing activities	29,539	47,591	9,379	1,326
Financing activities:				-
Restricted cash	21,181	-	-	-
Proceeds from short-term borrowings	15,000	19,000	-	-
Proceeds from issuance of convertible promissory note	8,628	-	-	-
Proceeds from issuance of common stock	-	-	53,599	7,578
Proceeds from exercise of stock options	543	-	-	-
Proceeds from issuance of treasury stocks	6,115	-	-	-
Repayment of short-term borrowings	(90,000)	(34,000)	-
Proceeds from long-term borrowings	120,000		-	-
Repayment of long-term borrowings	(34,459)	(20,376)	-
Net cash provided by (used in) financing activities	47,008	(35,376)	53,599	7,578
Net (decrease) increase in cash and cash equivalents	(43,620)	2,170	2,848	149
Cash and cash equivalents, beginning of year	54,509	3,245	1,990	289
Effect of exchange rate changes on cash and cash equivalents	(7,644)	(3,425)	(1,640)	15
Cash and cash equivalents, end of the year	3,245	1,990	3,198	452
Supplemental disclosures of cash flow information:
Income taxes paid	1,282	-	-	-
Interest paid, net of interest capitalized	14,486	4,861	4,680	680
Supplemental disclosure of non-cash financing activities:
Issuance of commitment shares related to notes payable	1,847	-	-	-
Sale of equipment in repayment of due to related parties			5,600	791.8
Conversion of convertible promissory note	-	15,644	-	-

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

As of September 30, 2019, the Company’s subsidiaries and variable interest entities included in continuing operations consisted of the following:

	Date of	Place of	Percentage
	Incorporation	Incorporation	of	Principal
Name	or Establishment	or Establishment	Ownership	Activity
Subsidiaries:
State Harvest Holdings Limited(“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment Holding

Beijing Origin State Harvest Biotechnology Limited (“BioTech”)	December 1, 2004	People’s Republic of China (“PRC”)	100%	Hybrid seed technology development
Variable interest entity:
Beijing Origin Seed Limited (note (i)) (“Beijing Origin”)	December 26, 1997	PRC	-	Hybrid crop seed development, production and distribution

Subsidiaries held by Beijing Origin:
Henan Origin Cotton Technology Development Limited (note (i)) (“Henan Cotton”)	March 2, 2001	PRC	92.04%	Hybrid crop seed development, production and distribution

Xinjiang Originbo Seed Company Limited (note (i)) (“Xinjiang Origin”)	July 13, 2011	PRC	51%	Hybrid crop seed development, production and distribution
Subsidiaries held by State Harvest:
Beijing State Harvest Zhongying Network Technology Limited (“Zhongying Network”)	April 27, 2018	PRC	100%	Selling agricultural seed products, other agricultural inputs, foods, household products, and other consumer products on e-commerce platform
Shandong Aoruixinong Agricultural Technology Limited (Shandong Aoruixinong)	September 27, 2019	PRC	51%	Agricultural seed products distribution through e-commune network
Hubei Aoyu Zhongye Limited (Hubei Aoyu)	October 22, 2018	PRC	51%	Agricultural seed products distribution through e-commune network
Anhui Aoyu Zhongye Limited (Anhui Aoyu)	July 25, 2018	PRC	50%	Agricultural seed products distribution through e-commune network
Xuzhou Aoyu Zhongye Limited (Xuzhou Aoyu)	September 25, 2018	PRC	51%	Agricultural seed products distribution through e-commune network
Shandong Aoyu Zhongye Limited (Shandong Aoyu)	November 13, 2018	PRC	51%	Agricultural seed products distribution through e-commune network
Henan Aoyu Zhongye Limited (note (i)) (“Henan Aoyu”)	July 16, 2018	PRC	51%	Agricultural seed products distribution through e-commune network

Note (i):	Beijing Origin Seed Limited, Henan Origin Cotton Technology Development Limited, Xinjiang Originbo Seed Company Limited, and Zhengzhou Branch of Beijing Origin Seed Limited are collectively referred to as “Beijing Origin”.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

The Company has aggregated the financial information of Beijing Origin and its subsidiaries in the table below. The aggregated carrying amount of assets and liabilities of Beijing Origin and its subsidiaries after elimination of intercompany transactions and balances consolidated in the Company’s consolidated balance sheets as of September 30, 2018 and 2019 are as follows:

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

Risks in relation to the VIE structure

	September 30,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	1,826	322	46
Due from related party	129,506	33,290	28,193
Accounts receivable	-	784	111
Advances to suppliers	1,188	83	12
Inventories	81,903	23,199	3,280
Other current assets	213	2,140	303
Total current assets	214,636	59,818	31,945
Land use rights, net	16,564	12,913	1,826
Plant and equipment, net	172,760	149,175	21,091
Equity investments	16,347	16,347	2,311
Acquired intangible assets, net	2,024	113	16
Other assets	1,202	6,356	899
Total assets	423,533	244,722	58,088
LIABILITIES
Current liabilities
Short-term borrowings	-	-	-
Current portion of long-term borrowings	78,235	78,611	11,114
Accounts payable	7,952	9,723	1,375
Due to growers	7,984	7,260	1,026
Due to related parties	291,882	33,859	4,787
Advances from customers	5,959	42,679	6,034
Other payables and accrued expenses	37,295	63,157	8,929
Total current liabilities	429,307	235,289	33,265
Long-term borrowings	-	-	-
Other long-term liability	21,278	28,785	4,070
Total liabilities	450,585	264,074	37,335

As of September 30, 2018 and 2019, consolidated assets of RMB37,415 and RMB37,415, respectively, are collateral for the VIE’s obligations. These consolidated assets consisted of land use right of RMB2,177, and RMB2,177 and plant and equipment of RMB35,238 and RMB35,238 as of September 30, 2018 and 2019, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Liquidity and Going Concern

The Company incurred net losses of RMB106,261, RMB152,790 and RMB65,783 in the years ended September 30, 2017, 2018 and 2019, respectively. Working capital deficit was RMB217,293 and RMB178,580 as of September 30, 2018 and 2019, respectively. Accumulated deficit was RMB411,723 and RMB473,973 as of September 30, 2018 and 2019, respectively. These financial conditions raised substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued. We are currently seeking to restructure the terms of our liabilities by raising funds to pay off liabilities. Our ability to continue as a going concern is depend upon obtaining the necessary financing or negotiating the terms of the existing borrowing to meet our current and future liquidity need.

On May 17, 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and Origin planned to form a new entity, which 51% and 49% of equity interests would be owned by BC-TID and the Company, respectively. Based on the agreement, Beijing Origin will contribute the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the new entity. BC-TID will fund the joint venture with a total of RMB204 million in cash. Also agreed under this agreement, the new entity will pay off the bank loan of RMB78 million, which is collateralized by the Company’s headquarters building in Beijing, upon receiving the RMB204 million investment from BC-TID.

Since the Cooperation Framework Agreement was signed, both parties have been actively involved to complete the formation of joint venture. However, the process has taken longer than originally expected mainly due to the complicated tax related issues with the Origin Life Science Center building in Beijing. Both parties are now agreed to use Beijing Origin as the joint venture entity in order to expedite the process. The original term remains the same and both parties are cooperating to complete the process as soon as possible. Due diligence has been completed and BC-TID has deposited RMB15 million (US$2.1 million) in an escrow account. The transaction is subject to the satisfaction or waiver of several conditions set forth in the agreement.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

Convenience translation into United States dollars

The consolidated financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2019 of RMB7.0717 to US $1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

Trademarks, which have indefinite lives are not amortized but are reviewed for impairment at least annually, at year end date, or earlier upon the occurrence of certain triggering events. The Company has performed an impairment analysis on the acquired intangible assets in Beijing Origin and recorded no impairment provision during the year ended September 30, 2019.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

Long-term investments

We account for equity investments through which we exercise significant influence but do not have control over the investee under the equity method (“Equity Method Investments”). Under the equity method, the investment is initially recorded at cost and adjusted for the Company’s share of undistributed earnings or losses of the investee. The Company’s share of losses is not recognized when the investment is reduced to zero since the Company does not guarantee the investees’ obligations nor is the Company committed to providing additional funding.

Beginning on October 1, 2018, our equity investment not result in consolidation and not accounted for under the equity method are either carried at fair value or under the measurement alternative upon the adoption of the FASB issued Accounting Standards Update (“ASU”) No. 2016-01 (“Non-marketable Equity Investments”).

We utilize the measurement alternative for equity investments that do not have readily determinable fair values and measure these investments at cost less impairment plus or minus observable price changes in orderly transactions for an identical or similar investment of the same issuer.

We classify our investments as non-current assets on the consolidated balance sheets as those investments do not have stated contractual maturity dates.

We periodically review our equity investments for impairment. We consider impairment indicators such as negative changes in industry and market conditions, financial performance, business prospects, and other relevant events and factors. If indicators exist and the fair value of the security is below the carrying amount, we write down the security to fair value.

Valuation of long-lived asset

The Company reviews the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset and intangible assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets and intangible assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose. The Company has performed an impairment analysis on the plant and equipment in Xinjiang Origin and recorded an impairment loss of RMB25,873 during the year ended September 30, 2017, and the impairment loss was reported in continuing operations. Impairment of RMBnil and RMB4,213 were recorded during the years ended September 30, 2018 and 2019, respectively

Revenue recognition

The Company derives most of its revenue from hybrid corn seed.

Prior to October 1, 2018, the Company recognized revenue in accordance with Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (“ASC 605”). Effective with the October 1, 2018 adoption of ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," and the associated ASUs (collectively, "Topic 606").

The Company adopted the standard using the modified retrospective transition approach. Under this approach, the new standard applies to all new contracts initiated on and after October 1, 2018. For existing contracts that have remaining obligations as of October 1, 2018, any difference between the recognition criteria in these ASUs and the Company’s current revenue recognition practices would be recognized using a cumulative effect adjustment to the opening balance of retained earnings. The majority of the Company’s customer contracts, which may be in the form of purchase orders, contracts or purchase agreements, contain performance obligations for delivery of agreed upon goods. Delivery of all performance obligations contained within a contract with a customer typically occurs at the same time. The Company also makes accounting policy elections to 1) treat shipping and handling activities that occur after the customer obtains control of the goods as fulfillment costs and 2) exclude sales (and similar) taxes from the measurement of the transaction price. We have no open contracts as of September 30, 2018, so there was no cumulative effect of applying the new standards.

The Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

The Company received several financial supports from various levels of the government. At fiscal years ended 2018 and 2019, the Company received government subsidies of RMB9,193 and RMBnil, respectively for R&D and others. Government subsidies recognized as other income in the statement of income for the years ended September 30, 2017, 2018 and 2019, were RMB1,407, RMB5,516 and RMBnil, respectively.

Cost of revenues

Cost of revenues consists of expenses directly related to sales, including the purchase prices and development costs for seeds and, during the fiscal years ended September 30, 2017, 2018 and 2019, agricultural chemical products, depreciation and amortization, impairment of inventory, shipping and handling costs, salary and compensation, supplies, license fees, and rent.

Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

Advertising costs

Advertising costs are expensed when incurred and included in selling and marketing expenses. For the years ended September 30, 2017, 2018 and 2019, advertising costs were RMB521, RMBnil and RMB589, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based on the result of this analysis, the Company records an allowance for doubtful accounts of RMBnil, RMB2,105, and RMBnil for the years ended September 30, 2017, 2018, and 2019, respectively.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

Discontinued Operations

The Company reports operating results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Through September 30, 2018, the Company reported discontinued operations when the operations and cash flows of a component of the Company had been eliminated or intended to be eliminated from ongoing operations. For a component to be disposed of by sale, financial results were classified as discontinued only when held for sale criteria were met. For a component to be disposed of other than by sale, financial results were not classified as discontinued until abandonment, distribution, or exchange occurred, depending on the manner of disposal. In the annual report for the year ended September 30, 2017, the operating results of the seed production and distribution entities and assets mainly including Changchun Origin, Denong, Linze Origin, Zhengzhou Branch and office building in Beijing, PRC are presented as discontinued operations. The office building in Beijing, PRC was previously planned to be sold to Beijing Shihui. However, the Company changed the original plan and decided not to sell this part of assets. On September 21, 2018, the Company and certain subsidiaries of the Company entered into a Termination Agreement. Pursuant to this agreement, the Company will not transfer the above-mentioned office building in Beijing to Beijing Shihui.

As the office building in Beijing no longer meets the held-for-sale criteria, this part of assets has been reclassified as held and used and the related operation results were reclassified to continuing operations for all periods presented in this report. During FY2019, the Company sold certain land use right, plant, and equipment with total net book value of RMB12,051 for cash consideration of RMB26,000. The transition of land use right and buildings were not complete due to the time taking to finish the title transfer process although those assets have been transferred to the buyers and related proceeds have been received. See Note 8 for detail of assets held for sale.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

Recently issued accounting pronouncements

•

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance including ASU No. 2017-13, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, and ASU No. 2019-01 (collectively, “Topic 842”). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The standard is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. At adoption, this update will be applied using a modified retrospective transition approach, with an option to use certain transition relief. The Company adapted the Topic 842 effective October 1, 2019. The adaption of the Topic 842 resulted in the recognition of the right-of-use assets and the lease liabilities for operating lease as of October 1, 2019 of approximately RMB4,015 and RMB3,350, respectively,

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

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related party relationships

Name of related parties	Relationship
Beijing Shihui	Being owned by close family members of the Company's Chairman
Zhangye Shihui	Being owned by close family members of the Company's Chairman
Xinjiang Ginbo Seeds Center	Being the non-controlling interest of Xinjiang Origin
Jilin Jinong Hi-tech Development Shares Co.,Ltd.("Jinong")	Being long-term investment of the Company (note 11)
Henan Agricultural University	Being the non-controlling interest of Beijing Origin
Linze Origin Seeds Ltd	Being owned by close family members of the Company's Chairman
De Nong Zheng Cheng Seed Limited	Being owned by close family members of the Company's Chairman
Henan Yingde Agricultural Ltd.	Being owned by close family members of the Company's Chairman
Beijing Origin Zhengzhou Branch("Zhengzhou Branch")	Being controlled by close family members of the Company's Chairman from August 16, 2017 to September 21, 2018
Non-controlling shareholders (“NCI”)	Non- controlling shareholders of Hubei Aoyu, Anhui Aoyu, Xuzhou Aoyu, Shandong Aoyu, Henan Aoyu, Shandong Aoruixinong

(1)	Due from related parties

	September 30,
	2018	2019
	RMB	RMB
Beijing Shihui	-	24,819
De Nong Zheng Cheng Seed Limited	129,506	-
Henan Yingde Agricultural Ltd.	-	2,252
Close family of the Company’s Chairman	-	100
NCI	-	6,719
	129,506	33,890

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

(2)	Due to related parties

	September 30,
	2018	2019
	RMB	RMB
Beijing Shihui	137,811	-
Zhangye Shihui	10,000	-
Linze Origin Seeds Limited	123,579	2,214
Henan Agriculture University	1,000	-
Xinjiang Ginbo Seeds Center (i)	10,000	10,000
Companies controlled by the Company’s directors	1,634	1,706
NCI	-	14,948
The Company’s Chairman	9,692	13,213
Close family of the Company’s Chairman	-	552
Ex-shareholders	16	-
	293,732	42,633

    Note (i): Xinjiang Origin has received a cash advance of RMB10,000 from Xinjiang Ginbo Seeds Center during the year ended September 30,     2016, which is unsecured, interest-free and repayable on demand.

(3)	Transactions with related parties

(a)	Sales to

	Year ended September 30,
	2017	2018	2019
	RMB	RMB	RMB
Linze Origin Seeds Limited	-	45	83
Beijing Shihui	-	-	20,823
NCI	-	-	17,081
Zhengzhou Branch	-	7,803	-
	-	7,848	37,987

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

(b)	Service income received from

	Year ended September 30,
	2017	2018	2019
	RMB	RMB	RMB
Beijing Shihui	396	-	-

(c)	Service fee charged by

	Year ended September 30,
	2017	2018	2019
	RMB	RMB	RMB
Beijing Shihui	600	-	-

(d)	License usage fees charged to

	Year ended September 30,
	2017	2018	2019
	RMB	RMB	RMB
Beijing Shihui	-	1,575	-

(e)	Guarantee The Company guaranteed a loan of RMB11,850 taken by Beijing Shihui from July 24, 2018 to July 23, 2019.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

(f)	Termination of assets sold to and a subsidiary acquired from a related party

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

Results of operations reclassified from discontinued operations to continued operations for the fiscal years 2017:

Year ended September 30, 2017
RMB
Revenues	871
Cost of revenues	(679)
Gross profit	192
Operating expenses
General and administrative	(1,188)
Total operating expenses, net	(1,188)
Impairment loss	(44,706)

Loss before income taxes	(45,702)

Net Loss	(45,702)

The assets and liabilities of the entities that were sold and to be sold have been reclassified as “assets of discontinued operations” and “liabilities of discontinued operations” within current and non-current assets and liabilities, respectively, on the consolidated balance sheets as of September 30, 2017. The results of operations of the entities or assets that were sold and to be sold have been reclassified to “net income (loss) from discontinued operations” in the consolidated statements of income and comprehensive income for the years ended September 30, 2017.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

Results of discontinued operations are summarized as follows:

Year ended September 30, 2017
RMB
Revenues	234,952
Cost of revenues	(171,501)
Gross profit	63,451
Operating expenses
Selling and marketing	(21,149)
General and administrative	(16,414)
Research and development	(659)
Other income, net	360
Total operating expenses, net	(37,862)

Income from discontinued operations	25,589

Interest expense	(5,480)
Interest income	34
Impairment on plant and equipment and inventories	-
Income before income taxes from discontinued operations	20,143

Income tax expense from discontinued operations
Current	(1,281)
Deferred	-
Income tax expenses from discontinued operations	(1,281)

Loss on disposal of commercial seed business	(3,282)
Net income from discontinued operations	15,580
Less: Net income attributable to non-controlling interests	821
Net income from discontinued operations attributable to Origin Agritech Ltd.	14,759

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

5.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	September 30,
	2018	2019
	RMB	RMB
Prepayments for testing fee	140	246
Deposits for research and development fee	207	-
Others	841	292

	1,188	538

6.	INVENTORIES

Inventories consist of the following:

	September 30,
	2018	2019
	RMB	RMB
Low value supplies	2,063	-
Parent seeds	81	-
Work in progress	79,803	28,527
	81,947	28,527

No inventories have been pledged as collateral for bank loans as of September 30, 2018 and 2019. Written-off of provision for inventories for the years ended September 30, 2018 and 2019 were RMB13,601 and RMB5,973 respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

7.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	September 30,
	2018	2019
	RMB	RMB
Advances to staff for business use	119	1,426
Deposits for rental	7	-
Others	121	162

	247	1,588

8.	ASSETS HELD FOR SALES

During FY2019, the Company sold certain land use right, plant, and equipment with total net book value of RMB12,051 for cash consideration of RMB26,000. The transition of land use right and buildings with book value of RMB5,652 for cash consideration of RMB20,400 was not completed due to the time taking to finish the title transfer process although those assets have been transferred to the buyers and related proceeds have been received to pay down certain account payables.

9.	LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	September 30,
	2018	2019
	RMB	RMB
Land use rights	22,275	16,564
Accumulated amortization	(5,711)	(3,651)

Land use rights, net	16,564	12,913

Land use rights have been pledged as collateral for bank loans as of September 30, 2018 and 2019 were RMB2,177 and RMB2,177, respectively. Amortization expenses for the years ended September 30, 2017, 2018 and 2019 were RMB701, RMB668 and RMB677, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

10.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2018	2019
	RMB	RMB
Plant and building	162,507	143,808
Machinery and equipment	101,543	96,537
Furniture and office equipment	12,367	12,367
Motor vehicles	3,591	3,590
Total	280,008	256,302
Accumulated depreciation	(85,600)	(81,313)
Accumulated impairment	(25,873)	(25,873)
Construction in progress	4,213	-
Plant and equipment, net	172,748	149,116

Included in plant and building with net values of RMB35,238 and RMB34,041 have been pledged for bank loans as of September 30, 2018 and September 30, 2019. The Company sold certain equipment to a third party with net book value of RMB6,398 for the consideration of RMB5,600. Loss of disposal RMB798 was booked in other income (expense) for the year ended September 30, 2019.

The depreciation expenses for the years ended September 30, 2017, 2018 and 2019 were RMB13,305, RMB9,840, and RMB10,226, respectively.

Construction in progress mainly refers to the new seed incubation facilities under construction. The construction project is put on hold and construction in progress was impaired for the year ended September 30, 2019.

11.	LONG TERM INVESTMENTS

The Company owns 17.94% equity interest in Jinong and accounted for the equity investment without readily determinable fair value (previously known as cost method investment) as of September 30, 2018 and 2019. The Company recorded an impairment loss of RMBnil, RMB2,374, and RMBnil on its Equity investment without readily determinable fair value for the years ended September 30, 2017, 2018 and 2019, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

12.         ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	September 30,
	2018	2019
	RMB	RMB
Technology rights for licensed seeds	75,899	75,899
Others	4,739	4,739
	80,638	80,638
Accumulated amortization	(67,806)	(70,699)
Impairment provision	(4,470)	(4,470)

Acquired intangible assets, net	8,362	5,469

Amortization expenses for the years ended September 30, 2017, 2018 and 2019 were RMB6,153, RMB5,944, and RMB2,893 respectively. RMBnil, RMB1,433, and RMBnil were charged for impairment for the years ended September 30, 2017, 2018 and 2019, respectively.

Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB
2020	1,356
2021	652
2022	580
2023	557
2024	545

Total	3,690

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights are amortized over an average usage period of 3 to 20 years and are charged to general and administrative expenses.

13.         OTHER ASSETS

Other assets consist of the following:

	September 30,
	2018	2019
	RMB	RMB
Prepaid lease	1,202	2,393

	1,202	2,393

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

14.         BORROWINGS

Borrowings consisted of the following:

	September 30,
	2018	2019
	RMB	RMB
Borrowing from Beijing Agriculture Finance Leasing, LLC.(“BAFL”) under Beijing Origin, payable on installment, due on December 29, 2020 with annual interest rate of 6%, secured by Beijing’s properties and land use right *	78,235	78,611
Long-term borrowings	78,235	78,611

Current portion of long-term borrowings	78,235	78,611

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

Interest expense related to borrowings amounted to MB8,760, RMB15,370 and RMB4,680 for the years ended September 30, 2017, 2018 and 2019, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

15.         OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,
	2018	2019
	RMB	RMB
Payable for purchase of plant and equipment	470	20,181
Payable for purchase of construction-in-progress	7,989	-
Professional fee payable	8,578	7,983
Salaries and bonus payable	9,272	13,314
Accrued interest	390	1,430
Deposits from others	665	-
Payable for labor union, housing fund and education expenses	1,399	-
Deferred government subsidies	7,649	10,339
Others	1,515	3,428
	37,927	56,675

16.         OTHER LONG-TERM LIABILITY

During the fiscal year 2011, the Company received government subsidies from the local PRC government for plant and equipment projects of RMB14.00 million and land use right of RMB10.90 million; in fiscal year 2016, the Company received government subsidies from the local PRC government for equipment projects of RMB8.63 million. In fiscal year 2017, the Company received government subsidies from the local PRC government for equipment projects of RMB4.04 million (US$0.6 million). In fiscal year 2018, the Company received government subsidies from the local PRC government for equipment projects of RMB3.7 million (US$0.5 million). In fiscal year 2019, the Company didn’t receive government subsidies. The non-current portion of such government subsidies are recorded as long-term liability for, which will be amortized over the estimated useful lives related to the plant and equipment and land use right. The increase in deferred government subsidies was due to reclassification from other payable account.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

Under the terms of the 2014 Plan, on January 2, 2015 the Company granted its employees options to purchase 19,500 ordinary shares at the price of US$14.8 (“Tranche 10”), on January 4, 2016 the Company granted its employees options to purchase 18,500 ordinary shares at the price of US$13.8 (“Tranche 11”), on April 19, 2016 the Company granted its employees options to purchase 60,000 ordinary shares at the price of US$20.5 (“Tranche 12”), on May 16, 2016 the Company granted its employees options to purchase 20,000 ordinary shares at the price of US$16.5 (“Tranche 13”),on August 3, 2016 the Company granted its employees options to purchase 20,000 ordinary shares at the price of US$20.0 (“Tranche 14”), on January 3, 2017 the Company granted its employees options to purchase 18,000 ordinary shares at the price of US$20.7 (“Tranche 15”), on October 2, 2017 the Company granted its employees options to purchase 2,500 ordinary shares at the price of US$16.5 (“Tranche 16”), on December 22, 2017 the Company granted its employees options to purchase 8,800 ordinary shares at the price of US$8.0 (“Tranche 17”), on January 2, 2018 the Company granted its employees options to purchase 29,000 ordinary shares at the price of US$9.1 (“Tranche 18”), on March 1, 2018 the Company granted its employees options to purchase 20,000 ordinary shares at the price of US$8.2 (“Tranche 19”), on January 2, 2019 the Company granted its employees options to purchase 36,000 ordinary shares at the price of US$5.19 (“Tranche 20”).

All the options have an expiration date that is 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 5 years. 70,000 and 59,000 options under the 2009 Plan, and 211,300 and 247,300 options under the 2014 Plan were outstanding as of September 30, 2018 and 2019, respectively.

After the adjusted awards, all the option awards have an exercise price of US$5.19 to US$20.7 and expire 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 10 years.

For the options outstanding at September 30, 2018 and 2019, the weighted average remaining contractual lives are 4.17 and 4.02 years, respectively.

The Company recorded share-based compensation expense for share options of RMB3,016, RMB4,313 and RMB904 for the years ended September 30, 2017, 2018 and 2019 respectively. As of September 30, 2018 and 2019, there were RMB1,228 and RMBnil of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the 2014 Plan.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

Under the terms of the 2009 Plan, on December 28, 2017 the Company granted 33,000 restricted shares to its management at an aggregate value of US$287,100, based on the stock closing price of US$8.7 at December 28, 2017. The vesting period of these shares was five-days from grant date, which was January 3, 2018.

Under the term of the 2014 Plan, on March 1, 2018, June 1, 2018 and September 1, 2018 the Company granted total of 22,500 restricted shares to its management at an aggregate value of US$167,925, based on the stock closing price of US$8.6, US$7.2 and US$6.6 at March 1, 2018, June 1, 2018 and September 1, 2018, respectively. The vesting period of these shares was 1 year from the grant date, which is March 1, 2019, June 1, 2019 and September 1, 2019, respectively. The company issued a total of 207,800 restricted shares to its management and employees during the year ended September 30, 2019. The Company recorded share-based compensation expense for restricted shares of RMBnil, RMB2,272 and RMB11,218 for the years ended September 30, 2017, 2018 and 2019, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

A summary of the stock option activity under the 2005, 2009 and 2014 Plans is as follows:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	8	9	10	11	12	13	14	15	16	17	18	19	20
	January 2,	January 2,	January 2,	January 4,	April 19,	May 16,	August 3,	January 3,	October 2,	December 22,	January 2,	March 1,	January 2,
Grant date	2013	2014	2015	2016	2016	2016	2016	2017	2017	2017	2018	2018	2019
Outstanding as of September 30, 2017	35,500	34,500	19,500	13,500	60,000	20,000	20,000	18,000	-	-	-	-	-
Number of options granted	-	-	-	-	-	-	-	-	2,500	8,800	29,000	20,000	-
Options exercised	-	-	-	-	-	-	-	-	-	-	-	-	-
Options cancelled/expired	(355,000)	-	-	-	-	-	-	-	-	-	-	-	-
Outstanding as of September 30, 2018	-	34,500	19,500	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000	-
Number of options granted		-	-	-	-	-	-	-	-	-	-	-	36,000
Options exercised		-	-	-	-	-	-	-	-	-	-	-	-
Options cancelled/expired	-	-	-	-	-	-	-	-	-	-	-	-	-
Outstanding as of September 30, 2019	-	34,500	19,500	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000	36,000

Options vested and exercisable
At September 30, 2018	-	34,500	19,500	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000	-

At September 30, 2019	-	34,500	19,500	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000	36,000

Weighted average fair value at the grant date (US$)	7.6	6.5	7.5	9.0	15.4	12.4	14.4	4.0	7.7	4.4	5.1	5.1	4.0

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	8	9	10	11	12	13	14	15	16	17	18	19	20
Exercise price (US$)	14.4	12.7	14.8	13.8	20.5	16.5	20.0	20.7	16.5	8.0	9.1	8.2	5.19
Average risk-free interest rate	0.37%	0.76%	1.07%	1.73%	1.79%	1.75%	1.55%	1.94%	1.94%	2.26%	2.25%	2.58	2.49
Expected option life (year)	3	3	3	5	10	10	10	5	5	5	5	5	5
Volatility rate	86.32%	79.2%	79.67%	80.72%	69.27%	69.92%	65.37%	63.87%	52.40%	63.2%	64.6%	68.2	103.0
Dividend yield	-	-	-	-	-	-	-	-	-	-	-	-	-

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

During the year ended September 30, 2017, the Company sold 50,000 shares of treasury stock with a total cost of RMB14,654 for a total sale price of RMB6,115. During the year ended September 30, 2018, the Company granted 12,853 shares of treasury stock to its employee under stock-based compensation. The treasury stock outstanding is 64,909 shares as of September 30, 2019.

19.	EQUITY FINANCING

In October 2018, we identified a strategic investor, Longhan Investment Management, Co., Ltd ("Longhan") and entered into a Share Subscription Agreement with Longhan, and the agreement was later assigned to Tiger Capital Fund SPC (“Tiger Fund”). On January 25, 2019, Tiger Fund purchased 1,397,680 shares of the Company’s common stock for an aggregate purchase price of US$7,743 (RMB53,599). In addition, Tiger Fund management has been awarded for 1 million shares of warrants with the strike price of $6.47 and expiration period of five years.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

20.	INCOME TAXES

Agritech and its subsidiary, State Harvest are incorporated in the British Virgin Islands and are exempted from the income tax under the laws of the British Virgin Islands. State Harvest’s subsidiaries and State Harvest’s variable interest entity, Beijing Origin and its majority owned subsidiaries (together, the “PRC entities”) were incorporated in the PRC and governed by the PRC laws.

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

Preferential tax treatment of Beijing Origin as “high technology” company (High-tech Status) from October 28, 2017 to October 27, 2020 has been granted by the relevant tax authorities. Beijing Origin is entitled to a preferential tax rate of 15% which is subject to annual review. As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2017, 2018 and 2019 are 15%. Xinjiang Origin is entitled to a preferential tax of 2 years exemption and 3 years of half EIT from January 1, 2012 to December 31, 2016 in accordance with Cai Shui [2011] No. 53 and Cai Shui [2011] No. 60 issued by the PRC State Administration of Taxation and Xin Cai Fa Shui [2011] No. 51 issued by the Xinjiang Local Taxation Bureau. Xinjiang Origin is currently in the status of 25% for the year ended September 30, 2019.

Had all the above tax holidays and concessions not been available, the tax charges would have been (decreased)/increased by RMB4,274, RMBnil and RMBnil and the basic net loss on per share would have been (decreased)/increased by RMB(0.25), RMB0.18 and RMBnil for the years ended September 30, 2017, 2018 and 2019, respectively. The diluted net loss per share for the years ended September 30, 2017, 2018 and 2019 would have been (decreased)/increased by RMB0.18, RMBnil and RMBnil, respectively.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2019, the management considered that the Company had no uncertain tax positions affected its consolidated financial position. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

The principal components of the deferred income tax assets are as follows:

	September 30,
	2018	2019
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	94,750	157,093
Impairment loss	2,178	10,186
Others	4,644	4,644

Non-current deferred income tax assets	101,572	171,923
Valuation allowances	(101,572)	(171,923)

Net non-current deferred income tax assets	-	-

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2018 and 2019.

A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended September 30,
	2017	2018	2019
	%	%	%
Statutory rate	25	25	25
Effect of preferential tax treatment	3	(3)	-
Change in valuation allowance	(27)	(26)	(24)
Over provision in prior year	(1)	4	-

Effective income tax rate	-	-	1

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

21.	INCOME/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year ended September 30,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net loss from continuing operations attributable to Origin Agritech Limited	(90,433)	(153,663)	(62,250)
Net income (loss) from discontinued operations attributable to Origin Agritech Limited	14,759	-	-
Net loss attributable to Origin Agritech Limited	(75,674)	(153,663)	(62,250)

Denominator:
Average common stock outstanding - basic	2,808,293	3,061,979	4,185,840
Dilutive effect of share options	-	-	-
Diluted shares	2,808,293	3,061,979	4,185,840

Basic and Diluted Per Share Data:
Basic and diluted loss per share attributable to Origin Agritech Limited:
Continuing operations	(32.20)	(50.18)	(14.87)
Discontinued operations	5.25	-	-
	(26.95)	(50.18)	(14.87)

For the years ended September 30, 2017, 2018 and 2019, the effect of the outstanding options was anti-dilutive.

22.	EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB7,241, RMB4,615, and RMB2,170 for the years ended September 30, 2017, 2018 and 2019 respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. No appropriation has been made for the years ended September 30, 2017, 2018 and 2019. There was no after-tax profit recorded in the PRC statutory accounts for 2018 and 2019. On the other hand, the amount set aside as of September 30, 2018 and 2019 were RMB20,848 and RMB21,513.

23.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease

The Company leased certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended September 30, 2017, 2018 and 2019 were RMB2,908, RMB3,859, and RMB515, respectively.

As of September 30, 2019, the Company was obligated under operating leases requiring minimum rental as follows:

Year ending September 30,	RMB
2020	548
2021	516
2022	500
2023	422
2024	422
Thereafter	3,371
5,779

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

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

24.	OPERATING RISK

Concentrations of customers and risk

During the fiscal year 2019, our largest and second largest customers represented approximately 22% and 10% of total consolidated revenues.

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

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

25.	SUBSEQUENT EVENTS

The Company entered into a Cooperation Framework Agreement with BC-TID. For additional information, see note 2 - Liquidity and Going Concern. There is no other significant subsequent events.

26.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial statements of Origin Agritech Limited (the “parent company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the parent company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB84,517 and RMB45,457 as of September 30, 2018 and 2019, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEET

	September 30
	2018	2019	2019
	RMB	RMB	US$
ASSETS (LIABILITIES)
Current assets (liabilities)
Cash and cash equivalents	47	252	36
Other receivables	4	4	1
Due from inter-companies	132,842	191,349	27,054
Due to related parties	(1,634)	(2,740)	(389)
Total current assets (liabilities)	131,259	188,865	26,702
Investment in unconsolidated subsidiaries	(155,970)	(211,548)	(29,910)
Total net liabilities	(24,711)	(22,683)	(3,208)

AND EQUITY
Total stockholders’ equity	(24,711)	(22,683)	(3,208)

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2018 AND 2019

(In thousands, except number of share, per share data and unless otherwise stated)

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year ended September 30,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Revenues	-	-	-	-
Operating expenses
General and administrative	(3,016)	(5,147)	(12,597)	(1,832)
Loss from operations	(3,016)	(5,147)	(12,597)	(1,832)
Equity method loss	(72,491)	(148,514)	(49,163)	(6,951)
Interest expense	(167)	(2)	-	-
Loss before income taxes	(75,674)	(153,663)	(62,120)	(8,783)
Income tax expense	-	-	-	-

Net loss	(75,674)	(153,663)	(62,120)	(8,783)
Other comprehensive loss
Foreign currency translation difference	(7,644)	(3,315)	(1,640)	(232)
Total comprehensive loss	(83,318)	(156,978)	(63,760)	(9,015)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended September 30,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash provided by operating activities	20,456	3,345	1,845	19,883
Net cash used in financing activities	(13,376)	-	-	-
Net increase in cash and cash equivalents	7,080	3,345	1,845	19,883
Cash and cash equivalents, beginning of year	581	17	47	7
Effect of exchange rate changes on cash and cash equivalents	(7,644)	(3,315)	(1,640)	(232)
Cash and cash equivalents, end of year	17	47	252	36

BASIS OF PRESENTATION

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

