Form 20-F
period 2020-09-30
Origin Agritech LTD
filed 2021-02-16
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2020

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2020) covered by the annual report: 5,466,633 ordinary shares. As of January 25, 2021, there were 5,686,073 ordinary shares issued and outstanding.

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

Beijing Origin State Harvest Biotechnology Limited (“Origin Biotechnology”) and its six subsidiaries;

(i)      Hubei Aoyu Agricultural Technology Limited, (“Hubei Aoyu”) in Hubei province,

(ii)     Anhui Aoyu Zhongye Technology Ltd. (“Anhui Aoyu”) in Anhui province,

(iii)    Xuzhou Aoyu Agricultural Technology Ltd. (“Xuzhou Aoyu”) in Jiangsu province,

(iv)    Shandong Aoyu Zhongye Limited (“Shandong Aoyu”) in Shandong province,

(v)     Henan Aoyu Zhongye Limited (“Henan Aoyu”) in Henan province, and

(vi)    Shandong Aoruixinong Agricultural Technology Limited (Shandong Aoruixinong), and

Beijing Origin Seed Limited (“Beijing Origin”) and its subsidiary Xinjiang Originbo Seed Limited (“Xinjiang Origin”)

•	“last year,” “fiscal year 2020,” “the year ended September 30, 2020” and “the fiscal year ended September 30, 2020” refer to the twelve months ended September 30, 2020, which is the period covered by this Annual Report;

•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong, and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares; and

•	references in this Annual Report to our ordinary shares are adjusted to reflect the consolidation of our ordinary shares through a one-for-ten reverse stock split, which became effective on July 10, 2018.

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our company and industry. All statements other than statements of historical fact in this Annual Report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this Annual Report relate to, among others:

•	our expectations for our future business and product development, business prospects, results of business operations and current financial condition;

•	future development of agricultural biotechnology as a whole, including our genetically modified seed research and development;

•	our ability to develop and commercialize any alternative businesses;

•	address the scope and impact of the governing and regulatory policies and laws on our business, including that of the research and development of genetically modified seed products and any other ancillary businesses in which we engage;

•	our plans to license or co-develop seed products or technologies;

•	likelihood of recurrence of accounting charges or impairments;

•	expected changes in our sources of revenues and income base and our ability to generate income from our diversified business lines;

•	competition in our business lines, including the crop seed industry, development of GM seeds, and on-line product selling and distribution;

•	our plans for current staffing requirements and research and development and business expansion;

•	our ability to successfully raise capital to accommodate company needs which are under acceptable terms and at an acceptable share price; and

•	adequacy of our facilities for our operations.

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

Our summary consolidated statements of operations and comprehensive income data for the fiscal years ended September 30, 2018, 2019 and 2020, and our summary consolidated balance sheet data as of September 30, 2019 and 2020, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report.

References in this annual report to our ordinary shares are adjusted to reflect the consolidation of our ordinary shares through a one-for-ten reverse stock split, which became effective on July 10, 2018.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Year ended September 30,
	2018	2019	2020	2020
	RMB'000	RMB'000	RMB'000	US$'000
Consolidated statement of income and comprehensive income data
Revenues	12,927	92,440	52,513	7,711
Cost of revenues	(7,047)	(105,270)	(49,000)	(7,195)
Gross profit	5,880	(12,830)	3,513	516
Selling and marketing	(411)	(4,038)	(4,820)	(708)
General and administrative	(32,147)	(27,229)	(58,069)	(8,527)
Research and development	(27,132)	(13,267)	(4,116)	(604)
Impairment of assets	(1,433)	(4,130)	(28,091)	(4,125)
Other income, net	14,137	-	-	-
Total operating expenses, net	(46,986)	(48,664)	(95,096)	(13,964)
Loss from continuing operations	(41,106)	(61,494)	(91,583)	(13,448)
Interest expense	(22,781)	(4,677)	(5,796)	(851)
Impairment of long-term investment	(2,374)	-	(5,994)	(880)
Rental income	4,154	4,611	7,643	1,122
Loss on termination of business disposal	(90,683)	-	-	-
Other non-operating income (expense), net	-	(3,583)	(6,687)	(982)
Loss before income taxes from continuing operations	(152,790)	(65,143)	(102,417)	(15,039)
Income tax expense from continuing operations, current	-	(510)	(425)	(62)
Net loss	(152,790)	(65,653)	(102,842)	(15,101)
Net income (loss) attributable to non-controlling interests	873	(3,533)	(17,581)	(2,582)
Net loss attributable to Origin Agritech Limited	(153,663)	(62,120)	(85,261)	(12,519)
Net loss per share (1):
Basic	(50.18)	(14.85)	(16.95)	(2.49)
Diluted	(50.18)	(14.85)	(16.95)	(2.49)
Shares used in computation (a):
Basic	3,061,979	4,184,032	5,029,017	5,029,017
Diluted	3,061,979	4,184,032	5,029,017	5,029,017

	Sept 30 2018	Sept 30 2019	Sept 30 2020
	RMB’000	RMB’000	RMB’000	US$’000(1)
Consolidated balance sheet data:
Cash and cash equivalents	1,990	3,198	22,482	3,301
Restricted cash	-	-	(147)	(22)
Current working capital (2)	(217,293)	(178,580)	(112,542)	(16,528)
Total assets	430,101	261,112	254,883	37,427
Total current liabilities	432,171	247,802	176,940	25,983
Total liabilities	453,449	276,587	340,345	49,977
Non-controlling interests	1,363	7,209	(8,272)	(1,215)
Total Origin Agritech Limited shareholders’ equity	(23,348)	(15,475)	(85,462)	(12,550)

(1) Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the year ended September 30, 2020, and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2020, of RMB6.8101 to US$1.00. Such translation amounts should not be construed as a representation that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

(2) Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the statistics of the State Administration of Foreign Exchange. The consolidated financial statements are presented in Renminbi, which is our reporting currency. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2020, of RMB 6.8101 to US$1.00. Unless otherwise noted, for the years ended September 30, 2018 and 2019, all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB6.8792 and RMB7.0717 per US $1.00, respectively, which were the prevailing year or period end closing rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of the rates is the State Administration of Foreign Exchange in China. At September 30, 2020, the closing exchange rate was RMB 6.8101 for one U.S. dollar.

	Average (1)	High	Low	Period-end
2015	6.1644	6.4085	6.1079	6.3613
2016	6.5377	6.6971	6.3154	6.6778
2017	6.7423	6.8993	6.5342	6.5342
2018	6.6185	6.967	6.2764	6.8632
2019	6.8694	7.0884	6.685	7.0729
2020	6.9969	7.1316	6.7591	6.8101
July 2020	7.0088	7.071	6.9718	6.9848
August 2020	6.9346	6.998	6.8605	6.8605
September 2020	6.8148	6.8498	6.7591	6.8101
October 2020	6.7111	6.7796	6.6556	6.7232
November 2020	6.6088	6.705	6.5484	6.5782
December 2020	6.5423	6.5921	6.5236	6.5249

(1) Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the month.

B.	Capitalization and indebtedness.

Not Applicable

C.	Reasons for the offer and use of proceeds.

Not Applicable.

D.	Risk factors.

Risks relating to our business

We have six regional joint venture companies for our seed distribution business; These companies may not be able to perform as we expected.

We have six regional joint venture companies for our seed distribution business.. The Company has stock positions of 51% or 50% in these joint ventures. Most of the joint venture partners were the Company’s regional distributors. We also plan on using these joint venture partners for e-commerce distribution. As this is a new business model for the company and our joint venture partners are engaging with the Company differently than before, no assurance can be given that the joint ventures will perform as well as we expect, which could impact the overall performance of the Company.

Asset sale of Zhengzhou branch of the Company may impact long term business performance.

The Company, in 2019, sold the seed distribution facilities of its Zhengzhou branch. The transaction is still being completed, including the need to consummate the title transfer. Although management believes the sale of these facilities should not impact the long term operations and performance of the Company’s current seed business, it is possible that this sale and resulting changes in the Company operations may have an impact on the ongoing business. If there is an adverse impact, we would expect it to also have an impact on our financial position.

If we do not manage our ongoing operations successfully, our growth and chances for profitability will be hindered or impeded.

Our Company engages in corn seed research and development, deploying our biotechnology assets, and developing an agribusiness e-commerce platform. We plan to continue our seed research and development activities, with a view to licensing our seed traits and seed germplasm characteristics and performing contract research and development services. We also plan to further develop an agribusiness e-commerce platform oriented towards the rural China market. All these many and varied activities will require substantial initial investment and are expected to require additional demands on our corporate administrative, operational and human resources and on our cash assets. Our current resources are not likely to be fully adequate to support our longer term planned operations and expansion.

Our independent auditors have issued their reports with a going concern statement.

The reports on our financial statements for the fiscal years ended September 30, 2018, 2019 and 2020, included in this Annual Report on Form 20-F, contain a going concern statement. During fiscal year 2020 and the early part of fiscal year 2021, we raised capital through the sale of our ordinary shares under an at-the-market arrangement. Notwithstanding this additional capital, based on our financial resources and our planned operations we will need to obtain a substantial amount of capital to continue our business as planned, for which we do not have any long term arrangements, and/or generate increased revenue from operations to cover our expenses, of which we cannot be certain. If we are unable to fund our operations, we may have to curtail substantial parts of our business operations or cease our business operations. Investors should evaluate their investment in the Company based on these financial uncertainties.

Our seed biotechnology joint venture formed with BC-TID may not perform as well as we expected.

In 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. As of February 1, 2021, BC-TID has invested a total of RMB137.7 million ($20.2 million) as part of the agreement. The deal documents have been completed by both Origin and BC-TID and have been submitted to government officials for final approval. While we believe the seed biotechnology joint venture formed with BC-TID could give the Company a new starting ground for potential growth when the Chinese authorities open up the genetically modified corn commercialization, the new joint venture to be formed may not perform as well as we expected and, as a result, could impact the Company’s financial performance. We may not profit from the joint venture as hoped for.

The successful development and commercialization of our biotech pipeline of products will be important for our growth.

We continue to focus our seed business on biotechnology development in the seed industry. We conduct our own research and development efforts for genetically modified seeds, referred to as GM. We also collaborate with the Chinese Academy of Agricultural Science, China Agricultural University, and Zhejiang University in the PRC under various agreements for seed genetic modifications and other seed biotechnologies that give us the right to market the seeds and technologies they develop. We also seek other development and marketing arrangements with other entities in China and elsewhere. The length of time and the risk associated with seed breeding and biotech pipelines are similar and interlinked because both are required as a package for commercial success in markets where biotech traits are approved for growers. Regulatory requirements affect the development of our biotech products, including the GM crop testing of seeds containing the biotech traits. If we do not meet the regulatory requirements, our business and results of operations will be adversely affected. The testing procedures can be lengthy and costly, with no guarantee of success. It could have an adverse effect on our operations if our genetically modified products are unable to pass the safety evaluation for genetically modified agricultural organisms.

The potential uncertainty in the government regulation in China of genetic technology and genetically modified, or GM, agricultural products and the acceptance of these products by the public could have an adverse effect on our business.

Genetically modified seed products are controversial; thus genetic modification has not yet been accepted in many countries throughout the world. The Chinese government has only recently begun to issue GM crop safety certificates for eventual commercial cultivation of GM seeds. Consumer reaction to GM products is also becoming a factor in the overall approval process and the ability of companies, such as ours, to sell or license our GM products. Food related GM products have had limited approvals in China, and Chinese consumers continue to be reluctant to embrace GM food products and food using GM products in production. The relative novelty and the potential uncertainty in the government regulation of genetic technology and ultimate consumer acceptance will have an effect on our business development strategy and research activities and may cause us to re-evaluate our development programs for developing new seeds.

The government may not approve or may limit commercialization of genetically modified corn products, which could have an adverse impact on the future of the company.

Even though we believe biotechnology is important in agricultural applications and the Chinese government has supported and approved some uses of genetically modified seeds, we cannot predict whether or when the government will approve the full commercialization of GM seeds, including genetically modified corn. We have received a research grant related to our GM research, which we believe demonstrates support for at least some GM seed use in the future. Notwithstanding expressions of government support, it is still possible that the government may not approve the full commercialization of GM seeds, including GM corn, and it may even ultimately conclude to limit or ban commercialization and/or research relating to genetically modified corn and other seed products. Local governments in China may also seek to evaluate GM seed products and issue their own interpretations and regulations. Any of these actions could have an adverse impact on our future development, and we would not be able to recover our research and development costs spent in developing biotechnology products.

Any sales or operations outside China will be subject to foreign regulatory and legislative requirements, and it will be costly to comply with those regulatory requirements. If we are unable to meet these requirements, we will not be able to distribute our products.

Foreign regulatory and legislative requirements will impact the development and distribution of our seed products in the global market. Certain markets require rigorous testing and pre-approval prior to a market release of the GM seeds. For example, prior to the entry into the United States market, importers of non-United States seeds will need to obtain regulatory approval from various federal and state governmental agencies. The United States Department of Agriculture has to determine if there are any “plant pest” issues with the specific crop and traits. Further, some products may have to be submitted to the US Environmental Protection Agency (the “EPA”) to determine if there are any pesticide-related traits that are subject to regulation. There may also have to be submitted a Microbial Commercial Activity Notice (MCAN) to the EPA, which includes detailed information describing the seed’s characteristics and genetic construction, health and environmental effects, and other data, before GM seeds can be used in the United States for commercial purposes. Finally, even if a seed product has the required certificates and permits, there will be continuous Food and Drug Administration (“FDA”) regulation compliance about food safety, which place responsibility on the seed producer to assure the safety of the GM seed in the food chain and proof that GM crop seeds are “substantially equivalent” to non-modified versions of the seed. In the United States, there is also substantive state regulations applying to seeds: for example, some states have required specific labeling, banned planting and cultivation, and imposed additional certification requirements for use of GM seeds. These types of central and local government regulation and restrictions exist in many other countries around the world.

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

It may take us a long time to generate revenue from our agribusiness e-commerce platform.

Although we believe we can utilize our experience in seed distribution, our rural China customer base, and our strong brand name in the e-commerce marketplace, there is no guarantee that we can successfully develop and launch the e-commerce platform. And even as it is launched, there is no assurance that the e-commerce platform will be widely used and will become profitable. Furthermore, our prior experience in seed distribution was largely via traditional sale methods and our previous customer base may not be willing to try our e-commerce platform. To ultimately attract and retain customers, we may need to price aggressively to gain market share or remain competitive in new categories. We anticipate requiring substantial capital input to be able to launch and run the intended e-commerce platform. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipated, which would adversely affect our overall profitability and results of operations.

We believe that sales of our products through an e-commerce platform will depend on our joint partnership with third parties.

We anticipate that for our e-commerce platform to be successful, it will have to provide a wide range of product offerings, such as agricultural seed products (e.g., corn seeds, rice seeds, and vegetable seeds), other agricultural inputs (e.g., fertilizers and agricultural chemicals), foods, household products, and other consumer products. Other than some of the seed products, we do not plan to produce the products we intend to sell on an e-commerce platform. Rather, we will rely on products provided by unrelated suppliers. Because we are a new player in e-commerce and have not built up a customer base yet, we may not have much purchasing power and may not be able to negotiate especially favorable terms with suppliers. We may not be able to obtain the range of products we believe necessary to make any e-commerce platform attractive to users. Therefore, our margins may be less than expected and our supply of products less certain.

Furthermore, we are not familiar with the non-seed products we are intending to sell on the platform, and it may also make it more difficult for us to inspect and control quality of those products being sold on the platform. We may receive more customer complaints about the products we are not familiar with and face costly product returns or product liability claims as a result of selling them, which would harm our brand and reputation as well as our financial performance.

We are dependent on our relationships with our strategic partners for joint venture development.

The success of our overall development plans for our intended e-commerce platform depends on our relationships with our joint venture partners. We believe partnering with local distributors using a joint-venture structure will provide incentives for local distributors to prioritize our customers’ needs and orders and will ensure our customers’ orders will be fulfilled efficiently and effectively. We, however, cannot assure you that we will satisfy the conditions required to maintain these relationships, and we also cannot assure you that whether the local distributor partners will be able to meet the needs of our customers or grow effectively meet the development objectives of the joint ventures.

Joint ventures, partnerships, and companies with which we will engage for various aspects of our business present a number of challenges that could have a material adverse effect on our business and results of operations and cash flows.

We developed six joint ventures in China for our seed development business and, as part of our business strategy, we may enter into other joint ventures or similar transactions. These transactions typically involve a number of risks and present financial, managerial and operational challenges, including the existence of unknown potential disputes, liabilities or contingencies that arise after entering into the joint venture related to the counterparties to such joint ventures We could experience financial or other setbacks if transactions encounter unanticipated problems due to challenges, including problems related to execution or integration. Any of these risks could reduce our revenues or increase our expenses, which could adversely affect our results of operations and cash flows.

We are relying heavily on our partners and the local distributors to establish and operate the e-commerce platform.

We have little experience in e-commerce platform development, blockchain technology and agricultural businesses other than the development and distribution of seeds. To successfully establish an e-commerce platform, in addition to capital input, we will need our partners’ help in a number of other areas, such as user traffic acquisition, advertising, technology, social graphs and IT infrastructure. While we can benefit from our partners’ experience in building platforms, connecting e-commerce with social networks and blockchain technologies and new agricultural distribution businesses, our success is reliant on our partners willingness to develop and maintain aspects of the platform for us. In the event that we cannot maintain our cooperative relationships with our joint venture partners on terms favorable to us or at all, we will need to source other business partners to provide services such as distribution channels, promotion services, as well as IT and payment services, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

Network errors could adversely affect our user experience and market acceptance of our products, which may materially and adversely affect our business and results of operations.

It is common that an e-commerce platform or content on such a platform may contain network or programming errors that adversely affect the user experience and market acceptance of the offered products. Errors in products, delivery, content, connection will negatively impact brand image and customer willingness to use an e-commerce platform. We may not be able to detect and resolve all errors effectively. Programming errors or defects may adversely affect user experience, cause users to refrain from subscribing, buying products, or causing delivery errors or delays and prevent customers from using an e-commerce platform.

If we fail to keep up with industry trends or technological developments, our business, results of operations and financial condition may be materially and adversely affected.

The e-commerce industry is rapidly evolving and subject to continuous technological and market preference changes. Our success in this business area will depend on our ability to keep up with the changes in technology and user behavior resulting from new developments and innovations. For example, we believe use of blockchain technology to track the origin and distribution of seeds is an effective way to combat fake seeds and intellectual property infringement issues related to the seeds but our competitors may be able to develop better technologies to solve the same problem. Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We cannot assure that we can obtain financing to cover such expenditure. If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic and user base, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

We operate in a relatively new and evolving market.

Many elements of our business are unique, evolving and relatively unproven. Some aspects of our business and prospects depend on the continuing development and growth of e-commerce in China as well as the expansion of the 4G communication network in rural China, and the continuing modernization of rural logistics system, which are affected by numerous factors and not within our control. Furthermore, product quality, user experience, technological innovations, development of internet and internet-based services, and the regulatory environment and macroeconomic environment are also important factors that affect our business and prospects. The markets for our products, in particular our genetically modified seeds, are relatively new and rapidly developing and are subject to significant challenges. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the e-commerce industry, particularly in the use e-commerce platforms in rural China, rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve. If we cannot successfully introduce our e-commerce platform to rural China or maintain and grow our customer base once the platform is launched, our business, financial condition and results of operation may be materially and adversely affected.

The potential uncertainty in the government regulation in China regarding e-commerce could delay the launch of any e-commerce platform in which we are involved and have an adverse effect on our business.

The laws and regulations in China regarding internet services, e-commerce and data privacy are still under development. For example, China proposed in October 2020 a comprehensive personal data protection law in large part based on the European Union General Data Protection Regulation. In addition, there are provisions in the General Principles of Civil Law, Tort Liability Law and the PRC Cybersecurity Law that also apply to e-commerce and data privacy. The current Decisions and current law and the new laws will impose additional compliance requirements related to the communication, storage and automation of our data and that of our customers. Complying with such requirements could cause us to incur substantial expenses or require us to alter or change our practices in a manner that could harm our business. The failure to comply with these laws carry substantial fines.

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

In the other sectors of our business plan, we face competition from companies engaged in the similar businesses of e-commerce and businesses offering blockchain solutions for market segments. As we are at the earlier stages of developing these businesses in respect of our products and offerings, we cannot fully assess the level of competition that we will face in our markets. Nonetheless, we believe we will be facing competition on the basis of pricing, efficiency of providing service and responding to market demands. To the extent we are uncompetitive, our business will be adversely affected and our financial results negatively impacted.

The global competition in biotechnology will affect our business.

We believe we are a leader in biotechnology in China since we have been conducting our proprietary biotechnology research program for many years and have an internal biotech research center. However, as multinational corporations engaged in the crop seed business expand into the agricultural market in China, we anticipate that they will have a greater portfolio of seed products and more advanced technologies than us. Major multinational competitors have a long history in the research and commercialization of their products, sophisticated marketing capabilities, and strong intellectual property estates, all of which may give them competitive advantage over us. Any of these competitive advantages could cause our existing or future products to become less competitive or outdated, and adversely affect our product acceptance in the market place and our results of operations.

We face significant international competition in the GM seed market and the competition may affect our overall sales.

The GM seed market outside China is highly competitive, dominated by a limited number of major, multi-national companies. Compared to us, these companies have greater experience of the GM market and substantially greater resources in the research and development of plant biotechnology. These companies also have substantial production facilities for crop seeds. In addition, they have established market presence, have obtained patent protection in some instances for different seeds, and have built up their brand reputation and distribution networks globally. For example, in the United States Monsanto Company and E.I. DuPont de Nemours and Company (Pioneer), dominate the GM corn seed market with approximately 70% of that market. These companies’ extensive GM portfolio of seeds and their success in developing new traits in the seeds could render our existing products less competitive, including within the China markets, resulting in reduced sales and licensing opportunities compared to our expectations.

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

We believe e-commerce is popular in rural China. With the Chinese government’s introduction of fiber optics and 4G networks in 98% of rural China and the expansion of rural logistics, the rural e-commerce sector is poised to become an extremely valuable market. The e-commerce market, however, is highly competitive. We face competition for customers, for their attention, and for their spending from many other existing e-commerce platforms in China that often are maintained by bigger and more mature e-commerce companies. We believe that we will compete based on a number of factors, such as the diversity of products, product features, services, social interaction features, quality of user experience, brand awareness and reputation in and as it relates to the rural market. In comparison to us, many of our competitors have greater financial, marketing or technology resources that enable them to respond more quickly to technological innovations or changes in user demands and preferences, to acquire more attractive content, and to devote greater resources towards the development, promotion and sale of products. Also, our competitors may provide their users with content that we do not have the license to offer. If any of our competitors achieves greater market acceptance, provides superior service, sells at better overall pricing, or are able to provide more attractive content offerings than we do, our user traffic and market share may decrease, which may result in a loss of users and a material and adverse effect on our business, financial condition and results of operations.

We have a relatively short operating history in the field of biotechnology research and our business is subject to the risks of any developing enterprise, any one of which could limit our growth and our product and market development.

It continues to be difficult to predict how our continuing seed business and our plans to enter the e-commerce business will develop over the long term. Accordingly, we are still facing all of the risks and uncertainties encountered by companies in the earlier stages of development, such as:

•	uncertain and continued market acceptance for our product extensions and our services;

•	evolving nature of the crop seed industry in the PRC, which is marked by seed company consolidation, changing aspects of government subsidies to farmers and becoming more limited, over production of crop seeds, and less adherence to the qualities of branded seeds, among other things;

•	highly competitive conditions from both other branded seeds and unbranded seeds and changing customer preferences or needs that will harm sales of our products;

•	the competitive landscape of e-commerce in the PRC and the evolving use of e-commerce by the Chinese population and their needs and preferences;

•	maintaining our competitive position in the PRC and competing with Chinese and international companies, many of which have longer operating histories and greater resources than us;

•	the aging technology of our seed products that do not reflect current agricultural and farmer needs and the continual need to develop new seed products;

•	the cost of our products compared to other sources of seeds for the same crop types;

•	maintaining our current licensing arrangements and entering into new ones to expand our product offerings in both our domestic market and sought after international markets;

•	using a joint venture model for our continuing business where we maintain only a simple majority stake;

•	continuing to offer commercially successful products to attract and retain a larger base of direct customers and ultimate users;

•	continuing our existing arrangements with farms that grow our crop seed products and entering into new arrangements with additional production farms;

•	maintaining effective control of our costs and expenses; and

•	retaining our management and skilled technical staff and recruiting additional key employees.

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

We cannot be certain that our licensed or self-developed proprietary seed products and any other intellectual property that we develop or use do not or will not infringe the intellectual property rights held by third parties. We, or any of our licensors, may be subject to legal proceedings and claims from time to time related to the intellectual property of others. If we, or any of our licensors, are found to have violated the intellectual property rights of others, we may be required to pay damages and be enjoined from using such intellectual property, and we may incur new or additional licensing fees if we wish to continue using the infringing products, or be forced to develop or license alternative products. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.

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

Risks relating to doing business in China

The effect of the Coronavirus on our company cannot fully be determined at this time; however, as China has been largely successful in controlling the spread of the virus, currently it is not expected to have a major impact on either the overall Chinese economy or on the Company.

At this time, because of the Chinese government steps taken during 2020, the impact of the Coronavirus on the Company and on our ability to produce and distribute products has been insignificant. Although there was a strict lock-down in China in the middle of our fiscal year, we have largely overcome the adverse impact of that period. Currently, we do not expect any long term adverse impact of the Coronavirus on our business, due to the fact that we operate in China and our products are distributed in China. At this time, because the Chinese economy has not been so disrupted by the Coronavirus and government response, we do not expect the pandemic situation to have any significant adverse results on our overall financial condition.

Notwithstanding the above, if the medical situation should change as the world-wide pandemic continues, we could face adverse consequences to our ability to perform research, generate products and effect distribution of products and otherwise pursue our business. Therefore, investors should monitor aspects of the pandemic and its overall effect on the Chinese economy and trade as well as the world economic situation.

If we do not comply with PRC regulations, we may not be able to operate our business or we may be fined, both of which would adversely affect our business, operations and revenues.

The PRC has many regulations relating to the seed business and internet sales business. These laws and regulations are undergoing substantial changes in recent years, resulting in substantially greater regulation and rules that we must adapt to and follow. Seed products must be licensed and undergo a stringent review process before they may be sold in the PRC. Environmental regulation in the future may be potentially concerned with the development, growing and use of GM seed products. Seed development companies also have requirements for their facilities, personnel and investment. The internet sales business has evolving operating, consumer protection and privacy regulations. We believe we currently have all the necessary licenses for our businesses, and that we are in compliance with the other applicable laws and regulations. If we are not in compliance, we may be fined or lose the ability to sell a particular seed or operate our business altogether. If the fines are substantial or if our ability to sell or operate is withdrawn, this will result in additional costs or the loss of revenues and could prevent us from continuing as an operating business.

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

Beijing Origin is entitled to a preferential enterprise income tax rate of 15% as a result of having the qualification of a “high and new technology enterprise”.  This qualification is subject to an annual evaluation by the relevant government authorities in China.

The termination of any of our preferential tax treatments could materially increase our tax obligations.

Tax treatment for the subsidiaries will be different from Beijing Origin and could increase our tax liabilities in future fiscal years.

Origin has several joint venture subsidiaries to operate the various aspects of its business. These joint ventures may not have the same tax treatment as for Beijing Origin. Therefore, our overall tax liabilities could be greater than in the past when the Company had the benefit of reduced corporate tax rates.

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

All of our assets and all of our operations are in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited precedential value. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with such economic matters as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The laws in the PRC differ from the laws in the United States and may afford less protection to our non-PRC shareholders. Investors in our securities should consider the uncertainties of the legal system within China as part of their evaluation of whether or not to invest or retain their investment in the Company.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based on United States judgments against us, our subsidiaries, officers and directors.

We are incorporated in the British Virgin Islands and our PRC operating subsidiaries are formed under PRC law. Substantially all of our assets are located in the PRC. In addition, many of our directors and executive officers reside within the PRC, and substantially all of the assets of these persons are located within the PRC. It may not be possible to affect service of process within the United States or elsewhere outside the PRC upon our directors, or executive officers and experts, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against our assets and our subsidiaries, our directors and executive officers and experts only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages. Notwithstanding the foregoing, for a non-resident person of China to bring such an action may be difficult and expensive, with no or little chance of being able to pursue an action to conclusion. Investors should consider the foregoing limitations when making a decision to invest or retain an investment in the Company.

A reversion in the Chinese government’s policy of favoring state owned enterprises, including seed companies, at the expanse of privately owned companies may disadvantage our competitive position in the industry.

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

Based on our understanding and current assessment, we believe that we were not a PFIC for the taxable year 2020. However, there can be no assurance that we will not be a PFIC for the taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for a taxable year if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that produce, or are held for the production of, passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations. While we will continue to examine our PFIC status, we cannot assure you that we will not be a PFIC for any future taxable year.

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

On January 3, 2020, the Company engaged Borgers as its independent registered public accounting firm. The firm is registered with the PCAOB and operating in Lakewood, Colorado, USA, and is subject to PCAOB rules regarding periodic inspection.

Several of our PRC operating subsidiaries are controlled subsidiaries through stock consignment agreements rather than by direct ownership of 100% of their equity, the terms of which may have to be enforced, which would require us to incur extra costs, create uncertainty as to ownership of the operating businesses involved and risk the possible loss of rights.

Under PRC law, foreign entities are not currently permitted to own more than 49% of seed production companies. As a result, Beijing Origin is partly owned through stock consignment agreements. In order to address those restrictions, Origin, a non-Chinese entity that cannot directly own the shares of our PRC operating subsidiary, holds the right to control such shares in all respects, including voting, dividends, nomination of directors, and corporate management, through stock consignment agreements executed by the owners of the stock of these companies. In addition, if we engage in the research, production and sale of genetically modified seed products, then foreign entities are not currently permitted to own any portion of the seed production company, therefore we have to carefully structure our company.

There is the risk, however, that a consigning shareholder will not fulfill its obligations under the stock consignment agreement. In that event, we may need to resort to the PRC courts to have our rights under the applicable agreement enforced. Such enforcement will cause us to incur legal expenses. In addition, while a case is pending there will be uncertainty regarding our rights as to Beijing Origin, the PRC operating subsidiary involved. A PRC court may decide not to enforce the agreements in whole or in part. To the extent these agreements are neither observed nor enforced as intended, the PRC operating subsidiaries will not be controlled by us as intended, which will affect our enterprise value and restrict our ability to obtain the income and other rights of ownership associated with the consigned stock. It may also prevent the consolidation of our financial statements with the PRC operating subsidiaries, which would reduce the reported earnings of the consolidated companies. The uncertainty of ownership may also adversely affect the market value of our ordinary shares.

Whether or not a stock consignment agreement is terminated depends on the consensus of our Board and the consignees. Any such termination could result in a possible loss of certain rights or assets held by us without receiving fair value in return.

The stock consignment agreements relating to our control of the stock of our two of our PRC operating subsidiaries may be terminated after three years upon mutual agreement between us and the consignees. One of the PRC consignees, Mr. Han, also serves as an officer and director of the Company.

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

On December 20, 2004, Chardan entered into a stock purchase agreement, referred to as the Stock Purchase Agreement, with State Harvest, a company incorporated in the British Virgin Islands on October 6, 2004, and all the shareholders of State Harvest. On February 10, 2005, Chardan formed a wholly-owned subsidiary under the laws of the British Virgin Islands, under the name “Origin Agritech Limited”, referred to as Origin, to complete the stock acquisition of State Harvest. Chardan merged into Origin to re-domesticate out of the United States, and immediately thereafter, Origin acquired all of the issued and outstanding stock of State Harvest.

Our ordinary shares, have traded on the Nasdaq Capital Market since June 5, 2019. Prior to trading on that market, our ordinary shares were traded on the Nasdaq Global Market from November 8, 2005 to June 25, 2007, and the Nasdaq Global Select Market from June 26, 2007 to June 4, 2019.

Our business focus is on the corn seed distribution business and corn seed biotechnologies in China and agricultural oriented e-commerce.

We were founded as a private sector traditional seed development, marketing, and distribution company. Our development activities also included genetically modified seed activity. In 2015, we began our corporate strategic transition from a traditional seed company to a biotechnology seed company. We developed transgenic corn seed products, including our first generation biotech product phytase traits, second generation biotech product glyphosate tolerance traits and our new technologies of stacked traits of Bt and glyphosate tolerance genes. In 2016, we completed the laboratory and field production trials for our first generation pest/weed trait.

In September 2016, as part of our corporate re-focusing, we entered into a Master Transaction Agreement, along with our controlled companies Beijing Origin Seed Limited (“Beijing Origin”), Denong Zhengcheng Seed Limited (“Denong”), Changchun Origin Seed Technology Development Limited, (“Changchun Origin”), Linze Origin Seed Limited (“Linze Origin”), with Beijing Shihui Agricultural Development Co. Ltd., a company incorporated under the Laws of the PRC (“Shihui”), to sell our commercial seed production and distribution assets and certain other assets in the PRC to Shihui (the “Sale”). In 2018, we closed the first phase of the Master Transaction Agreement and sold the subsidiaries Denong, Changchun Origin and Linze Origin. We terminated the second phase of the Master Transaction Agreement and retained our commercial seed business under Beijing Origin along with the headquarters building in Beijing. Retaining the commercial seed business under Beijing Origin, continuing with our recognized seed development capabilities, and our brand equity in the agriculture sector will also facilitate any expansion into the agricultural e-commerce business.

During 2018 and 2019, we entered into six regional joint ventures for seed distribution business. This is also part of our long-term strategy to operate these distribution businesses under an e-commerce platform. These joint ventures include: Hubei Aoyu, Anhui Aoyu in Anhui province, Xuzhou Aoyu in Jiangsu province, Shandong Aoyu in Shandong province and Henan Aoyu in Henan province. In September, 2019, we entered into a new joint venture Shandong Aoruixinong, which will replace Shandong Aoyu in Shandong province for the seed distribution business. Origin holds 50% of equity in Anhui Aoyu and 51% of equity in the other five joint ventures. The remaining equity interests in those joint ventures are held by local distributors. Origin owns these six joint ventures through State Harvest.

In 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and the Company formed a new entity, of which 51% and 49% of equity interests would be owned by BC-TID and the Company, respectively. Beijing Origin contributed the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the new entity. As of February 1, 2021, BC-TID has invested a total of RMB137.7 million ($20.2 million) as part of the agreement. The deal documents have been completed by both Origin and BC-TID and have been submitted to government officials for final approval. The cash amount was used to repay the bank loan of the Company on the headquarters building and provide working capital. As part of the agreement, the Company transferred its seed business of Beijing Origin to Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology), which is the Company's wholly owned entity in China.

Our principal executive offices are located at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China, and our telephone number is (86-10) 5890-7588.

B.	Business Overview.

Overview

Origin Agritech Limited, along with its subsidiaries, is focused on agricultural biotechnology and an agricultural oriented e-commerce platform, operating in the PRC. Our seed research and development activities specialize in crop seed breeding and genetic improvement. The e-commerce activities focus on delivering agricultural products to farmers in China via online and mobile ordering and tracking the source of the agricultural products via blockchain technologies. Origin believes that it has built a solid capacity for seed breeding technologies, including marker-assisted breeding and doubled haploids technologies, which it believes, along with its rich germplasm resources, will allow it to become a significant seed technology company in China. With the developmental changes occurring in rural China and our strong brand in that market, we believe we can establish a successful e-commerce platform for farmers in rural China.

We built an agricultural biotechnology research center in 2005 and have been leading the development of biotechnology among crop seed companies in China since then. We have established plant genetic engineering technology platforms, including transforming herbicide tolerance, insect resistance, nitrogen utilization efficiency, and drought stress tolerance traits into corn inbred lines. Of note, we made significant strides in developing our exclusive herbicide tolerance, insect resistance and phytase products. In November 2009, our genetically modified phytase corn received the Bio-Safety Certificate from China’s Ministry of Agriculture and Rural Affairs (“MARA”). This was the world’s first genetically modified phytase corn and also the first genetically modified corn seed product in China. The certificate was renewed by the MARA in January 2015. We also are pursuing the approval of other GM seed products in China, including glyphosate tolerant corn and insect resistant corn. We believe we have established a substantial seed product and germplasm pipeline.

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

In April 2016, we entered into a commercial licensing agreement with DuPont Pioneer, the advanced seed and genetic business of DuPont. Pursuant to the license, the Company and DuPont would jointly develop new seeds for Chinese farmers.

In September 2017, Origin entered into a commercial license and collaboration agreement with KWS SAAT SE (“KWS”). KWS is a global seed company, active in the business of maize, sugar beet and cereal seed production and marketing, as well as research and development in plant breeding. The agreement is the continuation of a collaborative effort dating back to 2011 when the two companies formed an arrangement under which Origin granted rights to certain of its transgenic traits in maize to KWS and performed services on behalf of KWS relating to those traits and accompanying technologies. The 2017 agreement provides for the prolongation and extension of the collaboration between the companies covering the rights of KWS to use the traits for commercial purposes, including marketing seeds with improved performance.

In December, 2019, the Chinese Ministry of Agriculture and Rural Affairs, MARA, announced a list of GMO traits, including two corn traits, that were awarded biosafety certificates. This signifies the potential commercialization of GMO corn technologies in China. Our double stacked Bt and GT genes are currently in the process to be reviewed by the MARA for biosafety certificates. In September, 2020, the Standard Testing Method and Procedures of the Company's two GMO corn seed traits were approved in a newly published National Standards Catalog by MARA. The traits that received the National Testing Standard approval are GH5112E-117C, the Company’s double stack of insect resistance and herbicide tolerance corn and G1105E-823, the Company’s herbicide tolerance corn. As part of the approval process, the traits were tested and reviewed by third-party institutes appointed by the MARA. This method will be the national standard for testing procedures for these traits in future variety development and commercialization.

During the third fiscal quarter of 2020, the Company was awarded an RMB6.5 million (US$0.95 million) grant from MARA for the successful evaluation of the effects of two of its GMO corn traits, GH5112E-117C and G1105E-823. The MARA's grant program was established to award achievement in agricultural technology innovation and to speed up the technology's applications in agriculture production. The grant award of Origin's two GMO traits not only validates the success of our past research efforts but also shows the government's strong support of GMO research and product development in China.

Seed Research and Development

Developments in the science of genetics have allowed seed producers to create entirely new products. Compared with conventional varieties, the obvious advantages of these new products, known as GM products, are higher yield, better quality and increased insect-resistance and herbicide tolerance. Farmers plant GM varieties to save time and cost, while also reducing field labor. GM corn, soybeans and cotton, among other crops, have been widely used in the United States and many other countries to guard against insect damage and to increase yield. Since receiving the Chinese government approval in 1997, cotton that has been genetically modified to guard against damage from borer insects is now widely planted and accepted in China. MARA has approved other crops, including GM traits in corn, rice and soybeans in biosafety evaluations. We believe that the Chinese government also is encouraging of GM crops, generally, although it is moving cautiously. China permits the importation of certain corn and soy products that are GM varieties. Notwithstanding, the government approvals, GM food products continue to face a low level of public acceptance. We believe that GM food crop seeds in time will be approved by MARA for production and sale and will be accepted in the Chinese market over time.

It is a fundamental that get the highest yield of production with the least input on the land from fertilizers and pesticides, the seed industry will need to breed super varieties that are pest and disease resistant as well as drought and salt tolerant. All this means the seed industry will need to find the key genes and to work with them and gain government approvals and ultimately consumer acceptance.

Utilizing our existing hybrid seed product line, the Company seeks to further increase crop yield and produce higher quality seeds with the addition of GM traits. We commenced our own biotechnology research program in the early 2000’s with a goal of having technology in place to produce GM products when demand for these products is sufficiently high. In 2005, we built an internal research and development center in China for GM crop seeds. Our key focus is biotechnology for GM varieties of corn. We currently employ people who are primarily engaged in genetic transformation, molecular biomarker testing and genetic mapping activities. Our development efforts go beyond our internal biotechnology center, as this unit serves as a central hub to connect with other research facilities in other parts of China. We are collaborating with the China Agricultural University, Zhejiang University and China Academy of Agriculture Science in the field of biotechnology. These cooperative arrangements help enhance our research capabilities and will help enable us to develop and commercialize our products. We have established several plant genetic engineering technology platforms, which incorporate increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. The GM traits and products we are working on now include increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance in corn. We developed phytase GM corn, the first genetically modified corn seed product in China. Notwithstanding our obtaining the Bio-Safety Certificate from the Chinese government, there can be no assurance that GM products generally will be approved in China, and we expect that the introduction and acceptance of GM products will be cautious.

Intellectual Property

Our intellectual property includes trademarks and patents relating to our seed products. Substantially all of the intellectual property has been registered for IP protection in China (or is the subject of a pending application). We believe that our Chinese intellectual property is important to our seed and other businesses, and impacts our ability to generate revenues. Other international intellectual property rights that we may have are not significant to our business at this time.

We currently have nineteen Chinese patents registered with the State Intellectual Property Office (“SIPO”) and with similar government offices in various countries related to our seed products. Among these nineteen patents, fourteen patents are registered in China, and one in each in the United States, , Brazil and Argentina, and two are PCT patents which are related to the biotechnology corn seed. Also, in 2017 we have applied for one additional patent in China, in the field of our biotechnology corn seed, and the application has been accepted and is now being reviewed by SIPO.

In addition, we currently have thirty-one Chinese trademarks registered with the Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”).

Out-Bound Licensed Seed Products

We have entered into licenses to co-develop seeds with other entities and sell our developed seed to third party distributors. We entered into two commercial licensing agreements with DuPont Pioneer, the advanced seed and genetic business of DuPont, in April 2016 and January 2017. Pursuant to the April 2016 license, we and DuPont would jointly develop new seeds for Chinese farmers, and pursuant to the January 2017 license, we may gain access to certain DuPont non-GM corn seed products. This opportunity will be further exploited when the business condition becomes feasible and beneficial.

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

Under the September 2017 agreement, both companies grant to each other a non-exclusive, transferable and sub-licensable to its affiliates only, license to use the Origin transgenic traits and the KWS germplasm and resulting project material for testing, research and development with the primary aim to introgress the Origin traits into KWS germplasm and test the generated project material for agronomic performance and efficacy. The parties will develop a project plan, which will cover a budget and project details, and include testing by Origin in China under project plan protocols. KWS will provide funding according to the project plan, which plan budget will not include funding for other operations of Origin. KWS will have rights to certain information about the testing by Origin. KWS will also have testing rights outside of China, at its own cost and fulfillment of regulatory requirements. Origin also grants to KWS an exclusive, non-transferable, sub-licensable commercial license to use the Origin transgenic traits for all purposes related to the production, distribution and commercialization of the transgenic material developed under the project plan and the defined KWS varieties in China. The license terms include milestone payments subject to fulfillment of pre-conditions, including regulatory permitting, and royalty fees on sales based on quantities of seed sold that have the licensed traits.

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

Competition

We face competition at three primary levels in respect of our seed products, including large Chinese companies, small local seed companies, and large multinational hybrid and GM seed producers. Currently, we believe that we can compete effectively with each of these competitors and that we can continue to do so in the future. We also face competition from the counterfeiting of corn seeds, which has become an increasing problem in China.

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

The majority of these local companies lack the scale and the resources to compete with us in a number of ways. They lack access to the improved, proprietary hybrids. For the most part they do not have research and development programs for new seeds, effective marketing, advertising, technical support or customer service operations

We also face competition from the large multinational companies, including Pioneer (DuPont), Monsanto and Syngenta. These companies present a formidable competitive threat because of their financial resources, the high quality of their seed products, and biotechnological capabilities. These companies will present significant competition in the international market context and increasingly will present a competitive position within the China market. These companies are investing in research within China and development of seeds that can be planted in China using GM traits and are engaged in many joint venture projects.

These multinationals rely heavily on GM seed products in the non-PRC markets. GM seed products have only begun to be accepted in China and have been relatively limited, and the extent of future acceptance is not yet determinable. To date, phytase corn and Bt Rice are the only genetically modified major food crop seed products that have received safety certificates, and they have yet to obtain approval for commercial seed sales in China. The limited GM technology approval therefore currently limits their competitive advantage. Should GM seed products become more widely approved by the government and begin to gain broader acceptance in the market, as we expect they will in the future, the large biotech companies will become more serious competitors.

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

In addition to the Seed Law, China regulates the seed and plants through a series of other laws, including the Plant Quarantine Law, Administrative License Law, Administrative Penalties Law, Plant Varieties Law (PVP) and Genetically Modified Organisms Safety Law. Local provincial laws may also apply but these vary from province to province. Rules are also made by government departments responsible for administering the laws covering administrative arrangements, procedures and standards including labelling of seed containers.

Seed Production and Operation License

The Revised Law combined the seed production license and distribution license regimes into one Seed Production and Operation License (“SP&O License”). An SP&O License can be obtained at either the provincial level or the national level. Depending on the variety of seeds the licensee is seeking to produce, the license application requires minimum facility size with respect to office space, laboratory space, breeding space, and storage space; minimum equipment and machinery specifications; minimum number of technical personnel on-site; and minimum number of registered seed breed being produced.

Seed Registration Process

In September 2012, the Ministry of Agriculture (now referred to as the Ministry of Agriculture and Rural Affairs) issued the first group of Breed-Produce-Distribute Vertically-Integrated Crop Seed Distribution Licenses (BPDVI License) based on new administrative measures. Beijing Origin was included as a licensee among the first 32 crop seed companies that received the BPDVI License.

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

Seed GMO Safety Regulations

The Chinese government published Regulations on Administration of Agricultural Genetically Modified Organisms Safety in December 2011 and the regulations were updated in October 2017 (the “GMO Regulations”). The GMO Regulations govern the research, experiment, production, processing, marketing, import and export of agricultural genetically modified organisms (“GMO”) in China. The GMO Regulations classified agricultural genetically modified organisms, or GMO, into Classes I, II, III and IV according to the extent of their risks to human beings, animals, plants, microorganisms and the ecological environment. The principal difference among the classes is the reporting obligation to the relevant agricultural administration. The testing of agricultural GMO will normally go through three stages, i.e. restricted field testing, enlarged field testing and productive testing. Depending on the classification of the GMO, the GMO research entity will differing levels of reporting obligation to the Ministry of Agriculture and Rural Affairs (“MARA”) prior to the commencement of the testing and when the GMO advances from one testing stage to the next testing stage. After the completion of productive testing, the GMO research entity may make an application to the MARA for a safety certificate of the tested GMO. Our products are generally classified as Class I. As of September 30, 2019, the Company has received safety certificate for its phytase corn products. Two of our products are in the Biosafety certification application stage.

A production license from MARA is required for the production of GMO seeds (the “GMO License”). To obtain a GMO License, the business must obtain a bio-safety certificate of agricultural GMO and passed variety examination, plant and breed in the designated areas, adopt appropriate safety administration and precautionary measures and comply with other conditions provided for by MARA. We are in the process of applying for GMO Biosafety certificate and actively discussing with related authorities to meet the requirements for the biosafety certificate.

Foreign Ownership Restrictions of Chinese Seed Companies

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

Based on the foregoing, we conducted our seed development activities under Beijing Origin, which is a domestic company and not a FIE. Recently, we have restructured our business and formed seed distribution businesses under Beijing Biotechnology, which is the Company's wholly owned entity in China.

Regulations Relating to E-Commerce and Internet Privacy

China’s e-commerce is governed by a number of inter-related laws. One of the principal laws that will govern our activities in e-commerce is the 2019 law aimed at protecting the legal rights and interests of all parties in e-commerce transactions and maintaining market order, which is focused on the requirements and obligations of e-commerce business operators. Other specific laws, for example, the Cybersecurity Law and the series of statutory standards for personal data protection, set out specific and even technical requirements constituting critical parts of the regulatory system governing e-commerce activities in China. Together the laws provide strong protections to customers related to personal data, financial data, invoicing, return policies and seller verification. We will be subject to these measures as a result of online direct sales and online marketplace and will be required to adopt measures to ensure safe online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of a fine, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

The 2019 E-Commerce Law requires all online businesses (platform operators, operators on platforms and online sellers) to register with the government, and those that sell regulated products such as drugs must obtain a license. The law also applies to non-traditional shopping channels, such as apps like Wechat. The comprehensive legislation covers contracts, payments and guarantees for transactions. It also provides channels for dispute resolution, including disputes arising from cross-border commerce. It requires businesses to keep records of all their transactions and the information they provide about products and services for at least three years. The law strengthens intellectual property protections and threatens to penalize both the sellers of counterfeit goods and the websites that host them, if the sites fail to “take necessary measures” to stop the fraud. To further strengthen IP protection, retailers on e-commerce sites must also register with the State Administration for Industry and Commerce to obtain a business license; by requiring registration, the law aims to make it more difficult for those who infringe on IP to avoid detection and punishment. Though the law doesn’t specify procedures for identifying or suppressing the sale of fake goods, it says violators can be fined up to 2 million yuan. The law also bans fake reviews, which have been a persistent problem in China. The 2019 law also addresses unfair competition, with special emphasis on those with dominant market positions. Operators with advantages in the market through methods such as number of users and technological advantages, are prohibited from abusing their position to exclude or restrict competition, and platform operators are prohibited from imposing unreasonable restrictions, conditions, or fees on merchants. Consumers will now have stronger legal protections under the 2019 e-commerce law, including imposing on merchants the obligation to clearly disclose any clauses or bundles they have placed on sales and cannot assume consent from the consumer.

Once an e-commerce platform is launched, the operator will be governed by the laws and regulations in China regarding personal information protection. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology (“MIIT”) in 2011. An e-commerce platform, as an Internet Content Provider, may not collect any user personal information or provide any such information to third parties without the consent of a user and must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An e-commerce platform will also be required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet operator will be required to keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject our e-commerce platform to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

The mobile app of any e-commerce platform will be governed by the Administrative Provisions on Mobile Internet Applications Information Services. Pursuant to these provisions, owners or operators of mobile apps that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy.

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

Origin Agritech Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC Operating Companies. The following diagram illustrates our current organizational structure as of September 30, 2020.

Origin Agritech Limited
(BVI)
100%
State Harvest Holdings Limited
(China)
100%
98.96%
Beijing Origin State Harvest
Biotechnology Limited
(China)
Beijing Origin Seed
Limited
(China)(1)
51%
Xinjiang Originbo Seed
Limited
(China)(1)
Shandong Aoyu
Xuzhou Aoyu
Hubei Aoyu
Henan Aoyu
Anhui Aoyu
Shandong
Aoruixinong
51%
51%
51%
51%
50%
51%
Key
= ownership
= control

(1)	We are in the process of restructuring Beijing Origin Seed Limited based on the joint venture agreement with BC-TID. Currently, we have direct ownership interest of 48.98% in Beijing Origin Seed Limited through State Harvest Holdings Limited, and we have an additional interest of 49.98% in Beijing Origin Seed Limited through State Harvest Holdings Limited under a series of stock consignment agreements with the respective shareholders of Beijing Origin Seed Limited. Our total financial interest in Beijing Origin is 98.96%. Xinjiang Origin is a subsidiary of Beijing Origin with 51% ownership, and the Company is in the process of transferring this ownership from Beijing Origin to Origin Biotechnology.

The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest as of September 30, 2020:

	Place of incorporation	Percentage
Name	(or establishment)/operation	of ownership

State Harvest	British Virgin Islands	100% owned by Origin

Origin Biotechnology	Haidian District, Beijing, PRC	100% owned by State Harvest

Beijing Origin	Haidian District, Beijing, PRC	98.96% owned and controlled by State Harvest

Xinjiang Origin	Jinbo City, Xinjiang Province, PRC	51% owned by Beijing Origin

Henan Aoyu	Zhengzhou City, Henan Province, PRC	51% owned by State Harvest

Anhui Aoyu	Hefei, Anhui Province, PRC	50% owned by State Harvest

Hubei Aoyu	Wuhan, Hubei Province, PRC	51% owned by State Harvest

Xuzhou Aoyu	Xuzhou, Jiangsu Province, PRC	51% owned by State Harvest

Shandong Aoyu	Jinan, Shandong Province, PRC	51% owned by State Harvest

Shandong Aoruixinong	Qingdao, Shandong Province, PRC	51% owned by State Harvest

Stock Consignment Agreements

Under Chinese law, foreign ownership of businesses engaged in the breeding of new varieties, development, production, marketing, distribution and sale of hybrid food crop seeds is limited to 49% pursuant to the Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry and The Foreign Investment Industrial Guidance Catalogue. State Harvest, as a non-Chinese corporation, is limited in those of the operating companies in China that it may own directly and those that may only be partly owned. Chinese law does not forbid the owner of stock to consign rights associated with the stock, as long as the owner does not transfer title to the stock. Moreover, if we engage in the research and development of genetically modified seed products, then foreign entities are not currently permitted to own any of the seed production company.

To gain control over those companies that Origin may not fully own, State Harvest entered into a stock consignment agreement with shareholders of those companies or, the parent of those entities. These agreements consign all of the rights of ownership of the shares not able to be held directly other than legal title, thus, effectively transferring the control of the shares subject to the agreements. Those rights include the right to manage in all respects the shares held in title by the shareholders that are parties to them, including all shareholder rights to call meetings of shareholders, to submit shareholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a shareholder in respect of the shares consigned. More specifically, the consignment agreements include giving the right to select, replace and increase the number of the directors and supervisors, recommend new directors and supervisory personnel and to exercise management rights, controlling rights and decision-making power over the shares of the subject company. Additionally, the shares of the PRC operating companies are pledged.

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

The importance of the stock consignment agreements is that, under U.S. GAAP, the consignee corporation may consolidate the financial reporting of those companies whose shares are subject to stock consignment agreements in the manner of wholly and majority owned subsidiaries and enjoy the economic benefits of such subsidiaries. Each stock consignment agreement is subject to enforceability and other limitations of the laws and rules of PRC. The consignee may not transfer the consignment agreement, except as permitted by PRC law. However, we may transfer our interest in the intermediate consignee corporation without limitation. If there is non-performance by the shareholder or some or all of an agreement is unenforceable, we and the consignee may lose the benefits of the agreements and suffer severe economic loss as a result. No assurance can be given that the consignee will be able to enforce its rights vis-à-vis the consigning shareholders in the courts of the PRC, and we are not aware of any cases where these types of stock consignment agreements have been interpreted by PRC courts.

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

The following is a table of the parties to the consignment agreements of the Company:

PRC Operating Company	Consigning Owner	% of Shares Consigned
Beijing Origin	Gengchen Han	17.55%
	Yasheng Yang	14.63%
	Liang Yuan	13.16%
	Yuping Zhao	2.04%
	Weidong Zhang	1.60%
	Weicheng Chen	1.00%
		49.98%

Technical Service Agreements

All of the intellectual property rights of the Company are held by Origin Biotechnology, some of which is pursuant to technical service agreements dated December 25, 2004, and similar arrangements. The purpose of this arrangement was to permit better management and licensing of the intellectual property. Under the technical service agreements, Origin Biotechnology provides technical research and production and distribution services to the other of the Company’s operating companies. These services include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds, and are to be charged on the sales of certain seed products in each fiscal year. These agreements are considered intra-company transactions.

Master Transaction Agreement

In September 2016, Origin entered into a Master Transaction Agreement to sell its seed production and distribution business to Beijing Shihui Agricultural Development Co. Ltd. (“Shihui”). In fiscal year 2017, Origin sold 98.58% equity ownership interest in Denong, 100% equity ownership interest in Changchun Origin and 100% equity ownership interest in Linze Origin, which represent our production, processing and distribution services, production and processing centers and marketing centers. The Master Service Agreement was terminated in September 2018, and the Company retained our commercial seed business under Beijing Origin along with the headquarters building in Beijing.

D.	Property, plant and equipment.

Our principal executive offices are located in the Changping District in Beijing. We own or lease manufacturing facilities, laboratories, seed production and other agricultural facilities, office space, warehouses, research stations and breeding centers in various locations in China. The leased facilities are rented at regular commercial rates, and management believes other facilities are available at competitive rates should it be required to change locations or add facilities.

From the beginning of 2018 to date, our capital expenditures consisted primarily of construction and purchase of plant and equipment, which are located in the PRC. We didn’t have any major capital expenditures during fiscal 2020 as we believe that our existing facilities are adequate to conduct our current and foreseeable future business operations.

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

Corporate Strategies Origin started as a hybrid corn seed company in 1997 as the first private seed company in China. Origin started its seed biotechnology research in early 2000’s and established the Origin Life Science Center in 2005. The Company has invested in the seed biotech product development and funded the biotech research and development with its free cash flow and other capital raised from the sale of securities, loans and other capital sources. The Company continues to actively pursue approval and commercialization of its biotech seed products. The Company also is seeking to capitalize on its brand and familiarity with the rural agricultural market to pursue an e-commerce business through which it will sell seed, agricultural and other products in the rural markets of China.

Biotechnology Progress

While we continue to advance our GMO product pipelines with phytase traits and glyphosate tolerance technologies, our most significant progress made in the last several years is in the new biotech pipelines of stacked traits of insect resistance and herbicide tolerance. The Company continues to test the double stacked products of Bt and glyphosate tolerance genes against the technologies currently used in the global market.

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

In December, 2019, the Chinese Ministry of Agriculture and Rural Affairs, MARA, announced a list of GMO traits, including two corn traits, that were awarded biosafety certificates. Our double stacked Bt and GT genes are currently in the process to be reviewed by the MARA for biosafety certificates. In September, 2020, the Standard Testing Method and Procedures of the Company's two GMO corn seed traits were approved in a newly published National Standards Catalog by MARA. The traits that received the National Testing Standard approval are GH5112E-117C, the Company’s double stack of insect resistance and herbicide tolerance corn and G1105E-823, the Company’s herbicide tolerance corn. As part of the approval process, the traits were tested and reviewed by third-party institutes appointed by the MARA. This method will be the national standard for testing procedures for these traits in future variety development and commercialization.

During the fourth quarter fiscal quarter of 2020, the Company was awarded an RMB6.5 million (US$0.95 million) grant from MARA for the successful evaluation of the effects of two of its GMO corn traits, GH5112E-117C and G1105E-823. The MARA's grant program was established to award achievement in agricultural technology innovation and to speed up the technology's applications in agriculture production. The grant award of Origin's two GMO traits not only validates the success of our past research efforts but also shows the government's strong support of GMO research and product development in China.

Overall Analysis

For the fiscal year ended September 30, 2020, revenue was RMB52.5 million (US$ 7.7 million), compared to RMB92.4 million for the fiscal year ended September 30, 2019. The decline in revenues was mainly due to significant scrap sales in fiscal year 2019 and limited supply in fiscal year 2020.

Total operating expenses from continuing operations for the fiscal year ended September 30, 2020 were RMB95.1 million (US$14.0 million), compared to the operating expenses of RMB48.7 million in fiscal year 2019. Selling and marketing expenses for fiscal year 2020 were RMB4.8 million (US$0.7 million), compared to RMB4.0 million. General and administrative expenses for the fiscal year ended September 30, 2020 were RMB58.1million (US$ 8.5 million), compared to RMB27.2 million year-over-year. Research and development expenses were RMB4.1 million (US$0.6 million) in fiscal year 2020, a decrease of 69.0% from RMB13.3 million in fiscal year 2019. The increase in general and administrative expenses for the fiscal year 2020 was mainly due to reserves for the potential tax liability, residue payment of capital expenses for prior periods, and non-cash one-time expenses. We expect that the general and administrative expenses to be significantly lower for the fiscal year 2021. Selling and marketing expenses remained low as the Company’s strategy to form seed distribution joint ventures helped to improve efficiency in the distribution businesses. Research and development expenses declined mainly due to the cost control efforts.

Net loss from continuing operations for the fiscal year ended September 30, 2020 was RMB102.4 million (US$15.0 million), compared with net loss from continuing operation of RMB65.1 million in fiscal year 2019.

Net loss attributable to Origin for the fiscal year ended September 30, 2020 was RMB85.3 million (US$12.5 million), compared to the net loss of RMB62.1 million for the fiscal year ended September 30, 2019.

Net loss per share was RMB16.95 or US$2.49 for the fiscal year 2020, compared with net loss per share of RMB14.85 in fiscal year 2019.

As of September 30, 2020, and 2019, we had approximately RMB22.5 million (US$3.3 million) and RMB3.2 million, respectively, in cash and cash equivalents for continuing operations. Total borrowings as of September 30, 2020 and 2019 were RMB137.7million (US$20.2 million) and RMB78.6 million, respectively. The borrowings as of September 30, 2020 is an interest-free loan from BC-TID and will be converted to the equity of the joint venture being formed between the Company and BC-TID. Excluding the interest-free borrowings from BC-TID, the Company doesn’t have any other financial debt. During fiscal year 2020, net cash used in operating activities was RMB5.6 million (US$0.8 million), compared with net cash used in operating activities RMB 60.1 million for the fiscal year ended September 30, 2019. Net cash provided by investing activities was RMB42.2 million (US$ 6.2 million) for the fiscal year ended September 30, 2020, compared with net cash provided by investing activities of RMBnil for the fiscal year ended September 30, 2019. Net cash provided by financing activities was RMB65.9 million for the fiscal year ended September 30, 2020, compared with net cash used in financing activities of RMB63.0 million for the fiscal year ended September 30, 2019.

The Company raised $2.36 million from the sale of 280,000 ordinary shares and was granted a MARA grant of RMB6.5 million (US$0.95 million) during the fiscal year ended September 30, 2020. The proceeds from the sale of the ordinary shares will be used for working capital and the grant amount will be used for the successful evaluation of the effects of two of its GMO corn traits. These funds will partially offset the losses generated by the ongoing operations of the Company. After September, 2020, the Company has raised additional $2.62 million from the sale of 219,440 ordinary shares.

Research and Development Activities

Origin was built on its research and development platform, and we believe a commitment to research and development is essential to the growth of the Company, particularly as we orientate our operations to biotechnology.

Key developments for Origin’s GM corn seeds:

We have engaged in extensive research on GM corn seeds since the early 2000’s. We believe currently that we have already established an extensive pipeline, including the phytase trait, glyphosate trait, double stacked traits for glyphosate tolerance and insect resistance and triple stacked traits:

Phytase: Four commercial hybrids with phytase traits have completed a number of variety production tests. These varieties with phytase traits have been submitted to the Chinese government to obtain variety safety certificates. We are waiting for the final approval from the Chinese government.

Glyphosate Tolerance: One GM glyphosate tolerance event (the unique DNA recombination event that took place in one plant cell) completed a third year Phase 4 – Production Test and the summary of test results has been submitted to the Chinese Government for the Phase 5 – Safety Certificate.

Glyphosate(G2) Tolerance insect resistance (Bt): The double stacked traits of insect resistance and glyphosate tolerance genes have completed the second year Production Test (Phase 4). The lab and field tests conducted internally and in collaborations with 3rd party research institutes and universities that are certified by the Chinese government showed consistently positive performance same as that we have observed in the tests of previous years. The molecular characteristics, field efficacy of insect resistance and herbicide tolerance traits, agronomic performance, environmental safety, food safety of the transgenic event were thoroughly evaluated. These results meet the standards of the government GM regulations. The summary of these results has been submitted to the Chinese Government for safety certificate (phase 5).

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

Research and Development Outlook

Our primary business activity is biotechnology research. We seek to become the leader in biotechnology and GM product commercialization in China. We expect that GM crop seeds will eventually gain acceptance in China and for this reason we continue to pursue biotechnology seed development and invest in genetic modification programs that focus on improving yields, product quality, and insect resistance and disease tolerance for corn seeds and other selected crop seeds. The development of biotechnology attributes remains one of our business strategies. A significant proportion of our management resources are dedicated to building these capabilities across the Company.

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

Under government regulations, a registrant company must follow the following procedures prior to registration and marketing GM crops in China. Each step (except laboratory research) has an associated reporting and approval process established by the Chinese Government, the clearance of which is necessary in order to proceed:

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

4.	Production Test: a relatively large-scale test before production and application; and

5.	Obtaining the safety certificate on genetically modified organisms

Key factors affecting our growth, operating results and financial condition

We expect our future growth, operating results and financial condition to be driven and affected by a number of factors and trends including but not limited to:

•	our ability to strategically manage our growth and expansion, organically or through mergers and acquisitions. If we do not manage our growth effectively, our growth may slow down and we may not be able to achieve or maintain profitability;

•	our ability to fit acquisitions and our corporate reorganization into our overall growth strategies to generate sufficient value to justify their cost;

•	our ability to develop new products and new commercial avenues;

•	our ability to evaluate our business lines and take action to discontinue aspects of our business as well as to take cost savings measures for the future growth of the company;

•	our ability to partner or joint venture for the creation of more advanced bio-technology products or develop new enterprises;

•	our ability to launch and develop our on-line marketing platform;

•	our ability to continue to license or acquire crop seeds from third party developers and our ability to develop proprietary crop seeds;

•	future consolidations in the crop seed industry in China that may give rise to new or strengthened competitors;

•	the possibility that the crop seed industry in China may favor genetically modified seeds over hybrid seeds, and our ability to develop and market such products;

•	the impact of regulation affecting our industry; and

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

Impairment of long-lived assets

The Company reviews the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset and intangible assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets and intangible assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose. The Company has performed an impairment analysis on the plant and equipment in Xinjiang Originbo Seed Company Limited and recorded an impairment loss of RMB 26,716 during the year ended September 30, 2020.

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

We have assessed the product quality, unsold quantity and the amount unit cost exceed the selling price performed by our quality inspectors and sales staff on an annual basis, and accordingly, determined the inventory write-downs based on the assessment results. We believe that the current methodologies on impairment assessment are adequate to address the risks of inventory write-downs. For fiscal year 2020, we had write-off provision of RMB6.84 million  (US$1.00 million ) for inventories, compared to written off of provision of RMB5.97 million for fiscal year 2019 and provision of RMB13.6 million for fiscal year 2018.

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

Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets if it is more likely than not that the related benefit will not be realized. A full valuation allowance has been established against all net deferred tax assets as of December 31, 2019 and 2020 based on our estimates of recoverability.

Stock-based compensation

We adopted FASB ASC 718-10, to measure our issued share options based on the grant-date fair value of the options and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We adopt the Black-Scholes Model to value the fair value of the share options.

Results of Operations

Fiscal Year Ended September 30, 2020, compared to Fiscal Year ended September 30, 2019

Revenues

For the fiscal year ended September 30, 2020, revenue was RMB52.5million (US$7.7 million), compared to RMB92.4 million for the fiscal year ended September 30, 2019. The decline in revenues was mainly due to significant scrap sales in fiscal year 2019 and limited supply in fiscal year 2020.

Operating expenses

Total operating expenses from continuing operations for the fiscal year ended September 30, 2020 were RMB95.1  million (US$14.0 million), compared to the operating expenses of RMB48.7 million in the fiscal year 2019. The increase in operating expenses was mainly due to a few one-time expenses.

Selling and marketing

Selling and marketing expenses for fiscal year 2020 were RMB4.8 million (US$0.7 million), compared to RMB4.0 million. Selling and marketing expenses remained low as the Company’s strategy to form seed distribution joint ventures helped to improve efficiency in the distribution businesses.

General and administrative

General and administrative expenses from continuing operations primarily consist of salary and compensation, depreciation and amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies. General and administrative expenses for the fiscal year ended September 30, 2020, were RMB58.1 million (US$8.5 million), compared to RMB27.2 million year-over-year. The increase in general and administrative expenses for the fiscal year 2020 was mainly due to reserves for the potential tax liability, residue payment of capital expenses for prior periods, and non-cash one-time expenses. We expect that the general and administrative expenses to be significantly lower for the fiscal year 2021.

Research and development

Research and development expenses from continuing operation primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds and genetically modified products, travelling expenses, depreciation of plant and equipment, and expenses paid to certain research institutes to carrying research projects on behalf of Origin during the period. Research and development expenses were RMB4.1 million (US$0.6 million) in fiscal year 2020, a decrease of 69.0% from RMB13.3 million in fiscal year 2019, mainly due to the cost control efforts.

Loss from operations

Loss from operation for the fiscal year ended September 30, 2020, was RMB91.6 million (US$13.4 million), compared with net loss from operation of RMB61.5 million in fiscal year 2019.

Interest expense

Interest expense was RMB5.8 million (US$0.9 million) for the fiscal year 2020 compared to RMB4.7 million a year ago.

Rental income and other non-operating income (expenses), net

The company received rental income for its headquarters building of RMB7.6 million (US$1.1 million) and incurred other non-operating expenses of RMB6.7 million (US$1.0 million) during the fiscal year ended September 30, 2020. For the year ended September, 30, 2019, the rental income was RMB4.6 million and the other non-operating expenses were RMB3.6 million.

Net Loss

Net loss attributable to Origin for the fiscal year ended September 30, 2020, was RMB85.3 million (US$12.5 million), compared to the net loss of RMB62.1 million for the fiscal year ended September 30, 2019.

Fiscal Year Ended September 30, 2019, Compared To Fiscal Year Ended September 30, 2018

Revenues

For the fiscal year ended September 30, 2019, revenue was RMB92.4 million (US$13.4 million), compared to RMB12.9 million for the fiscal year ended September 30, 2018.

Operating expenses

Total operating expenses from continuing operations for the fiscal year ended September 30, 2019 were RMB48.7 million (US$6.9 million), compared to the operating expenses of RMB47.0 million in the fiscal year 2018.

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

Loss from continuing operations

Loss from continuing operation for the fiscal year ended September 30, 2019, was RMB61.5 million (US$9.2 million), compared with net loss from continuing operation of RMB41.1 million in fiscal year 2018.

Interest expense

Interest expense was RMB4.7 million (US$0.7 million) for the fiscal year 2019 compared to RMB22.8 million a year ago.

Net Loss

Net loss attributable to Origin for the fiscal year ended September 30, 2019, was RMB62.1 million (US$9.0 million), compared to the net loss of RMB153.7 million for the fiscal year ended September 30, 2018.

B.	Liquidity and Capital Resources.

As of September 30, 2020, and 2019, we had approximately RMB22.5 million (US$3.3million) and RMB3.2 million, respectively, in cash and cash equivalents for continuing operations. Total borrowings as of September 30, 2020 and 2019 were RMB137.7million (US$20.2 million) and RMB78.6 million, respectively. The borrowings as of September 30, 2020 is an interest-free loan from the BC-TID and will be converted to the equity of the joint venture being formed between the Company and BC-TID. The transactions documentation for which has been completed and submitted to government officials for approval. Excluding the interest-free borrowings from BC-TID, the Company doesn’t have any other financial debt. During fiscal year 2020, net cash used in operating activities was RMB5.6 million (US$0.8 million), a significant improvement compared with net cash used in operating activities RMB 60.1 million for the fiscal year ended September 30, 2019. Net cash provided by investing activities was RMB 42.2 million (US$6.2 million) for the fiscal year ended September 30, 2020, compared with net cash provided by investing activities of RMB nil for the fiscal year ended September 30, 2019. Net cash provided by financing activities was RMB65.9 million (US$9.7 million) for the fiscal year ended September 30, 2020, compared with net cash provided by financing activities of RMB63.0 million for the fiscal year ended September 30, 2019. Overall cash position improved mainly due to the RMB137.7 million interest-free loan from BC-TID.

The Company raised $2.36 million from the sale of 280,000 ordinary shares and was awarded a MARA grant of RMB6.5 million (US$0.95 million) during the fiscal year ended September 30, 2020. The proceeds from the sale of the ordinary shares will be used for working capital and the grant amount will be used for the successful evaluation of the effects of two of its GMO corn traits. These funds will partially offset the losses generated by the ongoing operations of the Company. After September, 2020, the Company raised an additional $2.62 million from the sale of 219,440 ordinary shares.

As of September 30, 2019 and 2020, we had approximately RMB3.2 million and RMB22.5 million (US$3.3 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and short-term liquid investments with maturities of three months or less deposited with banks and other financial institutions.

We financed our operations through cash generated from the sale of securities, borrowings, a MARA grant and revenues. As of September 30, 2020, we had total long-term borrowings of RMB137.7 million (US$20.2 million), which are interest-free loans from BC-TID and will be converted to the equity for the joint venture being formed between the Company and BC-TID. During the fiscal year ended September 30, 2020, we sold an aggregate of 280,000 ordinary shares under an “at the market” arrangement, for gross proceeds of $2.36 million. We continued to sell ordinary shares under the “at the market” arrangement, and since September 30, 2020, we received gross proceeds of $2.62 million from the sale of 219,440 ordinary shares through January 25, 2021. During the fourth quarter of 2020, the Company also received a grant from MARA in the amount of RMB6.5 million (US$0.95 million) for use in connection with the evaluation of the effects of two of its GMO corn traits.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12 months ended September 30, 2018, 2019, and 2020.

Item	September 30
(In thousands)
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash used in operating activities	(10,045)	(60,130)	(5,615)	(824)

Net cash provided by investing activities	47,591	-	(42,243)	(6,203)

Net cash provided by (used in) financing activities	(35,376)	62,978	65,918	9,679

Net (decrease) increase in cash and cash equivalents	2,170	2,848	18,060	2,652

Cash and cash equivalents, beginning of year	3,245	1,990	3,198	470

Effect of exchange rate changes on cash and cash equivalents	(3,425)	(1,640)	1,371	201

Operating activities:

Net cash used in operating activities was RMB5.6 million (US$0.8 million) for the fiscal year ended September 30, 2020, compared with cash used in operating activities of RMB60.1 million for the fiscal year ended September 30, 2019.

Investing activities:

Net cash provided by investing activities was RMB42.2 million (US$6.2 million) for the fiscal year ended September 30, 2020, compared with cash provided by investing activities of RMBnil for the fiscal year ended September 30, 2019.

Financing activities:

Net cash provided by financing activities was RMB65.9 million (US$9.7 million) for the fiscal year ended September 30, 2020, compared with cash provided by financing activities of RMB63.0 million for the fiscal year ended September 30, 2019.

Relevant PRC laws and regulations permit payments of dividends by our PRC operating companies only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund requires that annual appropriations of 10% of net after-tax income be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC Operating Companies are restricted in their ability to transfer a portion of their net assets to Origin either in the form of dividends, loans or advances.

Even though Origin currently does not require any such dividends, loans or advances from the PRC Operating Companies, Origin may in the future require additional cash resources from our PRC Operating Companies due to changes in business conditions, to fund future acquisitions or developments, or merely to declare and pay dividends or distributions to our shareholders, although we currently have no intention to do so.

Substantial doubt about the ability to continue as going concern

The Company incurred net losses from continuing operations of RMB152.8 million, RMB65.7 million, and RMB102.8 million (US$15.1 million) in the years ended September 30, 2018, 2019 and 2020, respectively. Our working capital deficit was RMB178.6 million and RMB112.5 million (US$16.5 million) as of September 30, 2019 and 2020, respectively. Accumulated deficit was RMB473.8 million and RMB559.1 million (US$83.0 million) as of September 30, 2019 and 2020, respectively.

On May 17, 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and the Company acted to have a joint venture entity, which is 51% and 49% owned by BC-TID and the Company, respectively. Based on the agreement, Beijing Origin will contribute the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the entity. BC-TID will fund the joint venture with a total of RMB204 million in cash. Also agreed under this agreement, the entity would pay off the bank loan of RMB78 million, which is collateralized by the Company’s headquarters building in Beijing, upon receiving the RMB204 million investment from BC-TID.

Since the Cooperation Framework Agreement was signed, both parties have been actively involved to complete the formation of joint venture. However, the process has taken longer than originally expected mainly due to the complicated tax related issues with the Origin Life Science Center building in Beijing and the government approval process. Both parties are now agreed to use Beijing Origin as the joint venture entity in order to expedite the process. The original term remains the same and both parties are cooperating to complete the process as soon as possible. As of February 1, 2021, BC-TID has invested a total of RMB137.7 million ($20.2 million) as part of the agreement. The deal documents have been completed by both Origin and BC-TID and have been submitted to government officials for final approval. The cash amount was used to repay the bank loan of the Company on the headquarters building and provide working capital. According to the agreement, RMB137.7 million cash currently booked as long-term debt is an interest-free loan and will be converted to the equity for the joint venture when the JV is formed.

During the fourth quarter fiscal quarter of 2020, the Company was awarded an RMB6.5 million (US$0.95 million) grant from MARA for the successful evaluation of the effects of two of its GMO corn traits, GH5112E-117C and G1105E-823. The MARA's grant program was established to award achievement in agricultural technology innovation and to speed up the technology's applications in agriculture production. The grant award of Origin's two GMO traits not only validates the success of our past research efforts but also shows the government's strong support of GMO research and product development in China.

As of January 31, 2021, the Company has raised a total of $4.98 million through equity financing. A total of 499,440 ordinary shares were issued for this equity financing.

Besides aforementioned cash inflows, the Company is also seeking funds from other resources including but not limited to licensing its core seed traits to its customers, applying for more government grants for research and development activities, pursuing other capital investment from investors and selling certain company assets. The Company consistently reviews its working capital requirements and has also taken steps to reduce expenses.

Despite the Company’s effort to obtain additional funding and reduce operating costs, there is no assurance that the Company’s plans and actions will be successful. In addition, there can be no assurance that in the event additional sources of funds are needed they will be available on acceptable terms, if at all. Our independent auditors have issued their opinion with the qualification that there is a substantial doubt as to our ability to continue as a going concern.

C.	Research and Development, Patents and Licenses, etc.

We focus our research and development efforts on biotechnology, crop breeding and the development of new crop seeds. In November 2001, we established a seed research and development center in Tongzhou, Beijing, which conducts research and development of commercial crop breeding. In September 2005, we established the “Origin Life Science Research Center” in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, the principal activities of which include crop gene engineering, molecular marker-assisted breeding, and molecular identification. We established our southern breeding center in Hainan, China in 2002 and started biotechnology center at the same location in 2010.

We have established technological cooperative relationships with five universities and sixteen research institutes in China, including Zhejiang University, China Agricultural University, Chinese Academy of Agricultural Sciences, and Henan Agriculture University. We employ seventy-two full-time research personnel.

D.	Trend Information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events in the period from October 1, 2019, to September 30, 2020, that were reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E.	Off-balance Sheet Arrangements.

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts or outstanding derivative financial instruments. We do not engage in trading activities involving non-exchange traded contracts.

F.	Tabular Disclosure of Commitments and Contingencies.

We have various contractual obligations that will affect our liquidity. The following table sets forth our contractual obligations as of September 30, 2020.

	Payments due by period in RMB’ 000s
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	4,408	356	714	714	2,624

G.	Safe Harbor.

Except for historical facts and financial data, the information included in Items 5.A through 5.D and 5.F is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in this Item 5.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of January 31, 2020.

Name	Age	Position
Gengchen Han	65	Chairman of the Board, Chief Executive Officer
Michael W. Trimble	63	Independent Director
Rong Chen	64	Independent Director
Fei Wang	43	Independent Director
Min Lin	55	Independent Director

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

Dr. Min Lin is currently a professor at the Biotechnology Research Institute of Chinese Academy of Agricultural Sciences (CAAS) located in Beijing, China. From 2005 to 2019, Dr. Lin served as the director of the Biotechnology Research Institute of CAAS. Dr. Lin also served as Executive Vice President for the Chinese Society of Agri-Biotechnology and Vice President for Chinese Society of Biotechnology. Dr. Lin has been a visiting scientist at the Institut Pasteur in France and at the Research Institute for Plant Protection (IPO-DLO) in the Netherlands. Dr. Lin received his Ph.D. and Master's Degree from CAAS and his Bachelor's degree in Biology from University of Sichuan.

B.	Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB nil (US$ nil) for the twelve months ended September 30, 2020. Directors and executives are awarded with equities and stock options, which are stated in the chart found below.

2009 Performance Equity Plan

On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. No further awards may be made under this plan. We had outstanding awards for 59,000 options under the 2009 Plan at September 30, 2020.

2014 Performance Equity Plan

On December 22, 2014, the company adopted the 2014 Performance Equity Plan, under which we are able to issue equity awards for up to 5,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. In addition to current equity awards to the directors and officers, we plan to expand our equity awards to a broader range of employees in order to align our employee incentives towards our stock performance. We had outstanding awards for 247,300 options under the 2014 Plan at September 30, 2020.

Those awards held by the directors and officers are listed below.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
Gengchen Han
	12,000	$20.7 /Share	January 3, 2017	January 2, 2022
	12,000	$9.10 /Share	January 2, 2018	January 1, 2023
	12,000	$5.19 /Share	January 2, 2019	January 1, 2024
	12,000	$5.30 /Share	January 2, 2020	January 1, 2025

Michael Trimble
	2,000	$20.7 /Share	January 3, 2017	January 2, 2022
	2,000	$9.10 /share	January 2, 2018	January 1, 2023
	2,000	$5.19 /Share	January 2, 2019	January 1, 2023
	2,000	$5.30 /Share	January 2, 2020	January 1, 2025

Rong Chen
	2,000	$5.19 /Share	January 2, 2019	January 1, 2024
	2,000	$5.30 /Share	January 2, 2020	January 1, 2025

Fei Wang	2,000	$5.30 /Share	January 2, 2020	January 1, 2025

C.	Board Practices.

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

Employment Agreements

Dr. Han has an employment agreement with us. The agreement currently has a term of three years commencing on January 1, 2021. Dr. Han is entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreement is terminable by Origin for death, disability and cause. Dr. Han may terminate the agreement and his employment for good reason, which includes Origin’s breach, the executive’s loss of his seat on the board of directors, and change of control of Origin. In the event of termination for good reason or without cause, the executive will receive compensation and benefits under his employment agreement through the earlier of two years from the date of termination or through the term of the agreement. The agreements contain provisions for the protection of confidential information and a three-year non-competition period within China.

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

Compensation Committee

The members of our Compensation Committee are Rong Chen (chairman), Michael Trimble and Ms. Fei Wang. The Compensation Committee also administers our equity award plans, including the authority to make and modify awards under each of the 2009 and 2014 Performance Equity Plans. The current charter of the Compensation Committee, which was adopted March 16, 2007, provides that the committee is responsible for:

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

We currently have 52 employees, including management, managers and research and related personnel. All of our employees are located in China.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 25, 2020, by each of our directors and executive officers who beneficially own our ordinary shares, and other principal shareholders.

	Shares Beneficially Owned ( * )
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han, Chairman of the Board and CEO (1)(2)	800,383	14.6%
Michael W. Trimble, Director (3)	53,900	**	%
Rong Chen, Director (1)(4)	4,000	**	%
Fei Wang, Director (1)(5)	10,000	**	%
Min Lin, Director (1)	-	-
5% and Greater Shareholders
Tiger Capital Fund SPC (6)	1,976,800	30.6%

* Beneficial ownership and percentage are determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

** Less than 1%

(1)          The business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing, PRC 102206.

(2)          Includes 48,000 shares that may be acquired under stock options held by Dr. Han. The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares.

(3)          Includes 8,000 shares that may be acquired under stock options held by Mr. Trimble. The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131.

(4)          Includes 4,000 shares that may be acquired under stock options held by Mr. Rong Chen.

(5)          Excludes 2,000 shares that may be acquired under stock options held by Ms. Fei Wang.

(6)           The business address of Tiger Capital Fund SPC (Tiger Fund) is Floor 4, Willow House, Cricket Squar, Grand Cayman, KY 1-9010, Cayman Islands. In addition, Includes 1,000,000 ordinary shares issuable under a warrant held by Tiger Capital Fund SPC.

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

Stock Consignment Agreements

In order to comply with PRC regulations, we operate our business in China through our PRC Operating companies. We have entered into stock consignment agreements in connection with the share ownership with certain of the Company subsidiaries. The material provisions of these agreements are discussed under Item 4.C of this Annual Report.

Technical Service Agreements

All of the intellectual property rights of the Company are held by Origin Biotechnology pursuant to technology service agreements dated December 25, 2004 and other similar arrangements among the Company subsidiaries. The material provision of the technology service agreements are discussed under Item 4.C of this Annual Report.

Corn Originator Agreement

Beijing Origin entered into an agreement with Trimble Genetics International LLC, or Trimble Genetics, a plant genetics research company. Michael W. Trimble, one of our directors, is the founder and president of Trimble Genetics and currently owns 100% of its equity interest. Under this agreement, Beijing Origin hires Trimble Genetics as its agent to test, promote, license and collect research fees on hybrids involving inbred lines of corn developed by Beijing Origin. Trimble Genetics retains fifty percent of such research fees and pays the remaining fifty percent to Beijing Origin. This agreement is immaterial in amount or significance.

Corn Inbred and Hybrid Transfer and Use Agreement

Beijing Origin entered into an agreement with Trimble Genetics on September 6, 2002. Under this agreement, Trimble Genetics provides corn inbreds and hybrids to Beijing Origin for experimental testing purposes. The agreement applies to all corn inbreds and hybrids transferred from Trimble Genetics to Beijing Origin previously, currently or in the future. If a hybrid from the testing proves to be marketable, the parties will negotiate a license agreement. If for any reason, it is not possible to conclude a license agreement, Beijing Origin agrees to return all remnant inbred seed and to destroy any inbreds or hybrids that may have originated from the material provided by Trimble Genetics. This agreement is immaterial in amount or significance.

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

Legal Proceedings

There are legal proceedings against Linze Origin Seed Limited and Beijing Origin involving unsettled purchase orders to suppliers of Linze Origin Seed Limited. Pursuant to a court order and mediation directives, the total compensation of these proceedings amounted to RMB13.7 million, plus interest, that shall be settled by Linze Origin Seed Limited and Beijing Origin, which shall be jointly and severally liable for these claims. At present, the legal proceedings have been withdrawn and the Company still has the security obligations and is unable to estimate a reasonabe possible range of loss, if any, that may result from such litigation, since it is uncertain how much Linze Origin Seed Limited will pay. If an unfavorable outcome were to occur as a result of the litigation described above, the impact could be material to the Company's business, financial condition, or results of operations.

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

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business.

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

China

The State Administration for Foreign Exchange (SAFE)

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

Interest rate risk

Currently we book the first tranche investment from BC-TID as the long-term debt. According to the joint venture agreement was BC-TID, this debt is an interest-free loan and will be converted to the equity for the joint venture when the JV is formed. However, if we enter any new bank loans during the course of business, we might be exposed to the interest rate risk.

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

We have recorded RMB1.5 million (US$0.2 million) of foreign exchange loss in our net loss for the twelve months ended September 30, 2020, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi - U.S. dollar exchanges are exchanged, as well as re-evaluate its policy of using a fixed-rate regime to a basket of currencies govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.1%, 2.9% and 2.5% in the fiscal years ended September 30, 2018, 2019 and 2020, respectively. Sustained or increased inflation in China could have an adverse impact on China’s economy, which could affect our operational costs and demand for our products and services. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

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

(a)          Disclosure Controls and Procedures: As of September 30, 2020 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s Chief Executive Officer and the Chief Financial Officer, which positions are filled by the same person, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company's disclosure controls and procedures. We concluded that the Company’s disclosure controls and procedures as of September 30, 2020 were ineffective as management has identified a material weakness which is detailed in the accompanying Item 15(b), Report of Origin’s Management on Internal Control over Financial Reporting.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2020. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, the management identified a material weakness in the Company’s internal control over financial statement closing process, and as a result, management concluded that the Company’s internal control over financial reporting was not effective as of September 30, 2020.

Management is aware of the following material weakness in internal control over financial reporting:

(a) the lack of sufficient qualified financial reporting and accounting personnel with an appropriate level of expertise to properly address complex accounting issues under U.S. GAAP, and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and Securities and Exchange Commission financial reporting requirements on a timely basis,

(b) the lack of sufficient numbers of personnel to effectively have a separation of duties,

(c) the lack of sufficient numbers of personnel to be able to timely gather financial and other information and prepare required reports; and

(d) the fact that the positions of Chief Executive Officer and Chief Financial Officer are filled by the same person.

Management has plans to address these identified issues by recruiting someone to fill the CFO position and seeking to expand its accounting staff to address the issues related to internal controls over financial reporting. The existing controls and procedures will continue to be reviewed and additional steps will be taken to improve the efficiencies of the reviewed controls and procedures. There is no assurance, however, that the Company will have a full complement of accounting personnel to provide for a complete level of risk management for a public company given the restrictions on capital and the smaller size of the Company operations. Management will monitor its controls and procedures periodically to evaluate this situation and report to the registered public accounting firm to the Company about this condition.

(c)          Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

The board of directors believes that Ms. Fei Wang, a member of our Audit Committee, meets the criteria for an “audit committee financial expert” as established by the SEC, and she is an independent director.

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

The aggregate fees billed for professional services rendered by BF Borgers CPA PC in connection with the audit of the consolidated financial statements for the fiscal year ended September 30, 2019, were US$168,000 and for the fiscal year ended September 30, 2020, were US$150,000.

(b)	Audit - Related Fees.

The aggregate fees billed for professional services rendered by BF Borgers CPA PC for the performance of agreed upon procedures on the quarterly financial statements during the year ended September 30, 2019 and 2020 were RMB-nil- and RMB-nil- (US$-nil-), respectively.

The aggregate fees billed for professional services rendered by BF Borgers CPA PC for the performance of agreed upon procedures on the quarterly financial statements during the years ended September 30, 2019 and 2020 were RMB –nil- and RMB –ni-l (US$-nil-), respectively.

(c)	Tax Fees.

We did not enter into any engagement during the fiscal years ended September 30, 2019 or 2020 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d)	All Other Fees.

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal years ended September 30, 2019 and 2020.

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

On January 3, 2020, the Audit Committee and the Board of Directors of Origin Agritech Limited (the “Company”) decided to engage BF Borgers CPA PC (“Borgers”) to replace the then independent certified public accounts of the Company, BDO China Shu Lun Pan Certified Public Accountants (“BDO”). The effective date of the end of the BDO engagement was January 2, 2020, and the commencement date of the Borgers engagement was January 3, 2020.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit
Number	Description
1.1	Memorandum and Articles of Association of Origin Agritech Limited re-registered under the new Business Companies Act of the British Virgin Islands as of July 10, 2006 (Incorporated by reference to Exhibit 1.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006.

4.1	2005 Performance Equity Plan (Incorporated by reference to Annex D of the proxy statement/prospectus included in our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 27, 2005).

4.2	2009 Performance Equity Plan (Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (file no. 333-166226) filed with the Securities and Exchange Commission on April 22, 2010).

4.3	Technical Service Agreement between Origin Biotechnology and Beijing Origin (Incorporated by reference to Exhibit 10.14 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.4	Technical Service Agreement between Origin Biotechnology and Henan Origin (Incorporated by reference to Exhibit 10.15 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.5	Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.17 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.6	Technology Transfer Agreement between Henan Agriculture University and Beijing Origin (YuYu22) (Incorporated by reference to Exhibit 10.27 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.7	Joint Development agreement with Corn Research Institute of Li County (1st Agreement) (Incorporated by reference to Exhibit 10.28 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on August 22, 2005).

4.8	Joint Development Agreement with Corn Research Institute of Li County (2nd Agreement) (Incorporated by reference to Exhibit 10.29 of our Registration Statement S-4/A (file no. 333-124709) filed with the Securities and Exchange Commission on September 16, 2005).

4.9	Equity Transfer Agreement between Beijing Origin and Jilin Academy of Agriculture Science dated as of December 6, 2005 (Incorporated by reference to Exhibit 4.17 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.10	Equity Transfer Agreement between Beijing Origin and China National Center for Biotechnology Development dated as of December 28, 2004 (Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.11	New Corn Seed Liyu 35 Joint Development Agreement between Beijing Origin and Shijiazhuang Liyu Technology Development Co., Ltd. dated as of March 30, 2006 (Incorporated by reference to Exhibit 4.20 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006).

4.12	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 31, 2002 (Incorporated by reference to Exhibit 4.21 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.13	Joint Development Agreement between Beijing Origin and Corn Research Institute of Li County dated January 9, 2003 (Incorporated by reference to Exhibit 4.22 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on July 14, 2006).

4.14	2014 Performance Equity Plan (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on January 12, 2015).

4.15	Investment Agreement between the Registrant and Longhan Investment Management, Co., Ltd. (Incorporated by reference to Exhibit 4.15 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on June 3, 2019).

4.16*	Description of ordinary shares.

8.1*	List of Subsidiaries

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Registrant’s consolidated financial statements for fiscal year ended 2018 into Registrant’s Registration Statements on Form S-8 (#333-202947, #333-166226 and #333-145865)

15.2*	Consent of B F Borgers CPA PC to the incorporation of its report on the Registrant’s consolidated financial statements for fiscal years ended September 30, 2019 and 2020 into Registrant’s Registration Statements on Form S-8 (#333-202947, #333-166226 and #333-145865)

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: February 16, 2021	ORIGIN AGRITECH LIMITED

/S/ Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

Reports of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Origin Agritech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited (the "Company") as of September 30, 2019 and 2020, the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the two years in the period ended September 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2020, in conformity with accounting principles generally accepted in the United States.

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

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

February 16, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Origin Agritech Limited

Tortola, British Virgin Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of income and comprehensive income, equity, and cash flows for the year ended September 30, 2018, of Origin Agritech Limited and subsidiaries and variable interest entities (the “Company”), and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BDO China Shu Lun Pan Certified Public Accountants LLP

We served as the Company’s auditor from 2011 to 2020.

Shenzhen, The People’s Republic of China

June 3, 2019

ORIGIN AGRITECH LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except number of share and per share data)

	2019	2020	2020
	RMB'000	RMB'000	US$'000
ASSETS
Current assets:
Cash and cash equivalents	3,198	22,482	3,301
Restricted cash	-	147	22
Due from related parties, net of bad debt allowance (note 3)	33,890	22,305	3,275
Accounts receivable, net	1,481	3,111	457
Advances to suppliers	538	2,473	363
Inventories (note 5)	28,527	13,568	1,992
Other current assets	1,588	312	45
Total current assets	69,222	64,398	9,455
Asset held for sale (note 6)	5,652	5,652	830
Land use rights, net (note 7)	12,913	9,785	1,437
Plant and equipment, net (note 8)	149,116	115,451	16,953
Long-term investment (note 9)	16,347	10,353	1,520
Acquired intangible assets, net (note 10)	5,469	4,648	683
Operating lease right-of-use assets, net (note 11)	-	2,253	331
Due from related party-noncurrent (note 3)	-	42,246	6,203
Other assets	2,393	97	15
Total assets (including amounts of the consolidated VIEs without recourse to the Company of RMB244,722 and RMB144,038 as of September 30, 2019 and 2020, respectively) (note 1)	261,112	254,883	37,427
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term borrowings (note 12)	78,611	-	-
Accounts payable	9,723	9,597	1,409
Due to growers	7,260	6,673	980
Due to related parties (note 3)	42,633	26,481	3,888
Advances from customers	52,244	64,690	9,499
Income tax payable	656	936	137
Lease Liability - current	-	559	82
Other payables and accrued expenses (note 13)	56,675	68,004	9,988
Total current liabilities	247,802	176,940	25,983
Long-term borrowing (note 12)	-	137,660	20,214
Lease Liability - noncurrent	-	2,671	392
Other long-term liability (note 14)	28,785	23,074	3,388
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB264,074 and RMB310,711 as of September 30, 2019 and 2020, respectively) (note 1)	276,587	340,345	49,977

Commitments and contingencies (note 23)
Shareholders’ equity (deficit):
Common stock (no par value); 60,000,000 shares authorized, 4,866,633 and 5,466,633 shares issued as of September 30, 2019 and 2020		-
Additional paid-in capital (note 15)	494,098	514,675	75,575
Accumulated deficit	(473,843)	(559,104)	(82,099)
Treasury stock at cost 34,909 and 64,909 shares as of September 30, 2019 and 2020, respectively)	(19,163)	(10,356)	(1,521)
Accumulated other comprehensive loss	(23,776)	(22,405)	(3,290)
Total Origin Agritech Limited shareholders’ deficit	(22,684)	(77,190)	(11,335)
Non-controlling interests	7,209	(8,272)	(1,215)
Total deficit	(15,475)	(85,462)	(12,550)
Total liabilities and equity	261,112	254,883	37,427

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except number of share and per share data)

	Year ended September 30,
	2018	2019	2020	2020
	RMB'000	RMB'000	RMB'000	US$'000
Revenues, including sales to related parties of RMB7,848, RMB37,987, and RMB 15,927 for the years ended September 30, 2018, 2019, and 2020 respectively (note 3)	12,927	92,440	52,513	7,711
Cost of revenues	(7,047)	(105,270)	(49,000)	(7,195)
Gross profit (loss)	5,880	(12,830)	3,513	516
Operating expenses
Selling and marketing	(411)	(4,038)	(4,820)	(708)
General and administrative	(32,147)	(27,229)	(58,069)	(8,527)
Research and development	(27,132)	(13,267)	(4,116)	(604)
Impairment of assets	(1,433)	(4,130)	(28,091)	(4,125)
Other income, net	14,137	-	-	-
Total operating expenses, net	(46,986)	(48,664)	(95,096)	(13,964)

Loss from operations	(41,106)	(61,494)	(91,583)	(13,448)
Interest expense, net	(22,781)	(4,677)	(5,796)	(851)
Impairment of long-term investment	(2,374)	-	(5,994)	(880)
Rental income (note 17)	4,154	4,611	7,643	1,122
Loss on termination of business disposal	(90,683)	-	-	-
Other non-operating income (expense), net	-	(3,583)	(6,687)	(982)
Loss before income taxes	(152,790)	(65,143)	(102,417)	(15,039)

Income tax (expense) (note 18)	-	(510)	(425)	(62)
Net loss	(152,790)	(65,653)	(102,842)	(15,101)
Less: Net income (loss) attributable to non-controlling interests	873	(3,533)	(17,581)	(2,582)

Net loss attributable to Origin Agritech Limited	(153,663)	(62,120)	(85,261)	(12,519)
Other comprehensive loss
Net loss	(152,790)	(65,654)	(102,842)	(15,101)
Foreign currency translation difference	(3,315)	(1,640)	1,371	201
Comprehensive loss	(156,105)	(67,294)	(101,471)	(14,900)
Less: Comprehensive income (loss) attributable to non-controlling interests	873	(3,534)	(17,581)	(2,582)
Comprehensive loss attributable to Origin Agritech Limited	(156,978)	(63,760)	(83,890)	(12,318)

Basic and diluted net loss per share attributable to Origin Agritech Limited (note 19)	(50.18)	(14.85)	(16.95)	(2.49)

Shares used in calculating basic and diluted net loss per share*	3,061,979	4,184,032	5,029,017	5,029,017

* Retrospectively restated for effect of reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except number of share and per share data)

	Equity attributable to Origin Agritech Limited
	Common stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Non- controlling Interests	Total Equity
	Shares*	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of September 30, 2017	2,859,668	411,981	(258,060)	(18,821)	(22,791)	490	112,799
Net loss for the year	-	-	(153,663)	-	-	873	(152,790)
Retire and cancellation of common stock	(200)	-	-	-	-	-	-
Share-based compensation expense	40,454	685	-	-	3,628	-	4,313
Issuance of common shares	296,322	15,645	-	-	-	-	15,645
Translation adjustments	-		-	(3,315)	-	-	(3,315)
Balance as of September 30, 2018	3,196,244	428,311	(411,723)	(22,136)	(19,163)	1,363	(23,348)
Net loss for the year	-	-	(62,120)	-	-	(3,533)	(65,653)
Capital Contribution	-	-	-	-	-	9,379	9,379
Share-based compensation expense	207,800	12,188	-	-	-	-	12,188
Issuance of common shares	1,397,680	53,599	-		-	-	53,599
Translation adjustments		-	-	(1,640)	-	-	(1,640)
Balance as of September 30, 2019	4,801,724	494,098	(473,843)	(23,776)	(19,163)	7,209	(15,475)
Net loss for the year	-	-	(85,261)	-	-	(17,581)	(102,842)
Capital contribution	-	-	-	-	-	2,100	2,100
Share-based compensation expense	350,000	4,354	-	-	8,807	-	13,161
Issuance of common shares	280,000	16,223	-	-	-	-	16,223
Translation adjustments	-	-	-	1,371	-	-	1,371
Balance as of September 30, 2020	5,431,724	514,675	(559,104)	(22,405)	(10,356)	(8,272)	(85,462)
In US$ @ RMB 6.81 per US$1.00		75,575	(82,099)	(3,290)	(1,521)	(1,215)	(12,550)

* Retrospectively restated for effect of reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating activities:
Net loss	(152,790)	(65,653)	(102,842)	(15,101)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	16,452	13,796	10,612	1,558
(Gain)/loss on disposal of plant and equipment	(5,299)	914	418	61
Gain on disposal of land use right	(1,505)	-	-	-
Loss (gain) on termination of business disposal	90,683	-	(178)	(26)
Allowance for doubtful account	2,105	-	189	28
Allowance for due from related parties	-	-	28,340	4,161
Impairment on intangible assets	1,433	-	-	-
Impairment on long-term equity investment	2,374	-	5,994	880
Impairment on land use rights			2,704	397
Impairment on plant and equipment	-	4,213	24,012	3,526
Impairment on right of use assets	-	-	1,375	202
Inventory write off	(13,601)	5,973	8,104	1,190
Non-cash interest expense (interest accretion)	16,757	-	-	-
Share-based compensation expense	4,313	12,188	13,161	1,933
Changes in operating assets and liabilities:			-	-
Accounts receivable	24	(1,481)	(1,828)	(268)
Due from related parties	55,940	101,216	(16,755)	(2,460)
Advances to suppliers	2,062	650	(1,935)	(284)
Inventories	13,064	47,447	6,855	1,007
Other current assets	1,084	(1,341)	1,276	187
Operating lease right-of-use assets, net	-	-	(3,879)	(570)
Other assets	(6)	(1,191)	2,296	337
Accounts payable	(950)	1,768	(87)	(13)
Due to growers	1,449	(724)	(566)	(83)
Due to related parties	(50,077)	(251,099)	(4,698)	(690)
Advances from customers	4,018	38,675	12,446	1,828
Income tax payable	-	656	280	41
Lease liabilities	-	-	3,230	474
Other long-term liabilities	810	7,507	(5,711)	(839)
Other payables and accrued expenses	1,615	26,356	11,572	1,700
Net cash used in operating activities	(10,045)	(60,130)	(5,615)	(824)
Investing activities:	-	-	-	-
Proceeds from disposal of commercial seed business, net of cash disposed (note 4)	33,600	-	-	-
Purchase of plant and equipment	(2,982)	-	-	-
Proceeds from disposal of plant and equipment and land use right	16,872	-	3	-
Due from related party-noncurrent	-	-	(42,246)	(6,203)
Cash from termination of second closing of disposal of commercial seed business (note 4)	101	-	-	-
Net cash provided by investing activities	47,591	-	(42,243)	(6,203)
Financing activities:			-	-
Proceeds from short-term borrowings	19,000	-	-	-
Repayment from due to related parties	-	-	(11,454)	(1,682)
Proceeds from issuance of common stock	-	53,599	16,223	2,382
Proceeds from non-controlling interest capital contribution	-	9,379	2,100	308
Repayment of short-term borrowings	(34,000)	-	-	-
Proceeds from long-term borrowings	-	-	137,660	20,214
Repayment of long-term borrowings	(20,376)	-	(78,611)	(11,543)
Net cash (used in) provided by financing activities	(35,376)	62,978	65,918	9,679
Net increase in cash and cash equivalents	2,170	2,848	18,060	2,652
Cash and cash equivalents, beginning of year	3,245	1,990	3,198	470
Effect of exchange rate changes on cash and cash equivalents	(3,425)	(1,640)	1,371	201
Restricted cash	-	-	(147)	(22)
Cash and cash equivalents, end of the year	1,990	3,198	22,482	3,301
Supplemental disclosures of cash flow information:
Income taxes paid	-	-	-	-
Interest paid	4,861	4,680	366	54
Supplemental disclosure of non-cash financing activities:
Sale of equipment in repayment of due to related parties	-	5,600	-	792
Conversion of convertible promissory note	15,644	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020

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

As of September 30, 2020, the Company’s subsidiaries and variable interest entities included in continuing operations consisted of the following:

	Date of	Place of	Percentage
	Incorporation	Incorporation	of	Principal
Name	or Establishment	or Establishment	Ownership	Activity
Subsidiaries:
State Harvest Holdings Limited(“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment Holding

Beijing Origin State Harvest Biotechnology Limited (“BioTech”)	December 1, 2004	People’s Republic of China (“PRC”)	100%	Hybrid seed technology development
Variable interest entity:
Beijing Origin Seed Limited (note (i)) (“Beijing Origin”)	December 26, 1997	PRC	Note (i)	Hybrid crop seed development, production and distribution

Subsidiaries held by Beijing Origin:
Xinjiang Originbo Seed Company Limited (note (i)) (“Xinjiang Origin”)	July 13, 2011	PRC	51%	Hybrid crop seed development, production and distribution
Subsidiaries held by State Harvest:
Shandong Aoruixinong Agricultural Technology Limited (Shandong Aoruixinong)	September 27, 2019	PRC	51%	Agricultural seed products distribution through e-commune network
Hubei Aoyu Zhongye Limited (Hubei Aoyu)	October 22, 2018	PRC	51%	Agricultural seed products distribution through e-commune network
Anhui Aoyu Zhongye Limited (Anhui Aoyu)	July 25, 2018	PRC	50%	Agricultural seed products distribution through e-commune network
Xuzhou Aoyu Zhongye Limited (Xuzhou Aoyu)	September 25, 2018	PRC	51%	Agricultural seed products distribution through e-commune network
Shandong Aoyu Zhongye Limited (Shandong Aoyu)	November 13, 2018	PRC	51%	Agricultural seed products distribution through e-commune network
Henan Aoyu Zhongye Limited (note (i)) (“Henan Aoyu”)	July 16, 2018	PRC	51%	Agricultural seed products distribution through e-commune network

Note (i):	Beijing Origin Seed Limited, Xinjiang Originbo Seed Company Limited, and Zhengzhou Branch of Beijing Origin Seed Limited are collectively referred to as “Beijing Origin”.

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

Technical Service Agreements

Beijing Origin entered into Technical Service Agreements with BioTech dated December 25, 2004. Under these agreements, BioTech shall provide, with its own technical research resource and team, technical services for the production and distribution of agricultural seeds during the period of the agreements. In return, Beijing Origin is required to pay BioTech a service fee calculated according to the weight of corn, rice and cotton seeds sold by the Beijing Origin.

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

Risks in relation to the VIE structure

Two of our PRC operating subsidiaries are controlled subsidiaries through stock consignment agreements rather than by direct ownership of shares, the terms of which may have to be enforced, which would require us to incur extra costs, create uncertainty as to ownership of the operating businesses involved and risk the possible loss of rights. There is the risk, however, that a consigning shareholder will not fulfill its obligations under the stock consignment agreement. In that event, we may need to resort to the PRC courts to have our rights under the applicable agreement enforced. Such enforcement will cause us to incur legal expenses. In addition, while a case is pending there will be uncertainty regarding our rights as to the three PRC operating subsidiaries involved. In addition, a PRC court may decide not to enforce the agreements in whole or in part. To the extent these agreements are neither observed nor enforced as intended, the PRC operating subsidiaries will not be controlled by us as intended, which will affect our enterprise value and restrict our ability to obtain the income and other rights of ownership associated with the consigned stock. It may also prevent the consolidation of our financial statements with the PRC operating subsidiaries, which would reduce the reported earnings of the consolidated companies. The uncertainty of ownership may also adversely affect the market value of our ordinary shares.

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

The Company has aggregated the financial information of Beijing Origin and its subsidiaries in the table below. The aggregated carrying amount of assets and liabilities of Beijing Origin and its subsidiaries after elimination of intercompany transactions and balances consolidated in the Company’s consolidated balance sheets as of September 30, 2019 and 2020 are as follows:

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020

(In thousands, except number of share, per share data and unless otherwise stated)

Risks in relation to the VIE structure (Beijing Origin Consolidated Balance Sheet)

	September 30,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	322	206	30
Due from related party	33,290	-	-
Accounts receivable	784	1,099	161
Advances to suppliers	83	377	55
Inventories	23,199	10,118	1,486
Other current assets	2,140	1,279	188
Total current assets	59,818	13,079	1,920
Land use rights, net	12,913	9,785	1,437
Plant and equipment, net	149,175	115,338	16,936
Equity investments	16,347	-	-
Acquired intangible assets, net	113	87	13
Other assets	6,356	5,749	844
Total assets	244,722	144,038	21,150
LIABILITIES
Current liabilities
Current portion of long-term borrowings	78,611	-	-
Accounts payable	9,723	9,533	1,400
Due to growers	7,260	6,673	980
Due to related parties	33,859	20,217	2,969
Advances from customers	42,679	52,535	7,714
Other payables and accrued expenses	63,157	61,019	8,960
Total current liabilities	235,289	149,977	22,023
Long-term borrowings	-	137,660	20,214
Other long-term liability	28,785	23,074	3,388
Total liabilities	264,074	310,711	45,625

As of September 30, 2019 and 2020, consolidated assets of RMB244,722 and RMB139,049, respectively, are collateral for the VIE’s obligations and may not be used to settle the liabilities of the Parent Company.

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

Liquidity and Going Concern

The Company incurred net losses of RMB152,790, RMB65,653 and RMB102,842 in the years ended September 30, 2018, 2019 and 2020, respectively. Working capital deficit was RMB178,580 and RMB112,542 as of September 30, 2019 and 2020, respectively. Accumulated deficit was RMB473,843 and RMB559,104 as of September 30, 2019 and 2020, respectively. These factors raise substantial doubts about the Company’s ability to continue as a going concern.

On May 17, 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and the Company planned to have a joint venture entity, which is 51% and 49% owned by BC-TID and the Company, respectively. Both parties decided to use Beijing Origin as the joint venture entity. Based on the agreement, Beijing Origin would contribute the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the joint venture entity. The Company would transfer out all of Beijing Origin’s other assets. BC-TID would fund the joint venture by injecting into Beijing Origin a total of RMB204 million in cash. Also agreed under this agreement, Beijing Origin would pay off the bank loan of RMB78 million, which is collateralized by the Company’s headquarters building in Beijing, upon receiving the RMB204 million investment from BC-TID.

Since the Cooperation Framework Agreement was signed, both parties have been actively involved to complete the formation of joint venture. However, the process has taken longer than originally expected mainly due to the complicated tax related issues with Beijing Origin’s headquarters building and the government approval process. As of February 1, 2021, BC-TID has injected into Beijing Origin a total of RMB137.7 million ($20.2 million) as a loan to Beijing Origin based on the agreement. Currently, the agreement is being finally approved the government officials. The cash amount received by Beijing Origin was used to repay the bank loan collateralized by the headquarters building and provide working capital. According to the agreement, RMB137.7 million cash currently booked as long-term debt is an interest-free loan and will be converted to the equity for the joint venture when the JV is formed. Also according to the agreement, the Company leases the headquarters building to BC-TID.

As of January 31, 2021, the Company has raised a total of $4.98 million through equity financing under an at-the-market arrangement. A total of 499,440 ordinary shares were issued for this equity financing. Sales of the ordinary shares commenced in May 2020 and terminated in January 2021, when the maximum amount under the at-the-market arrangement was met.

Besides the aforementioned cash inflows, the Company is also seeking funds from other resources including but not limited to licensing its core seed traits to its customers, applying for more government grants for research and development activities, pursuing other capital investment from investors and selling certain company assets. The Company consistently reviews its working capital requirements and has also taken steps to reduce expenses.

Despite the Company’s effort to obtain additional funding and reduce operating costs, there is no assurance that the Company’s plans and actions will be successful. In addition, there can be no assurance that in the event additional sources of funds are needed they will be available on acceptable terms, if at all. The accompanying financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Convenience translation into United States dollars

The consolidated financial statements are reported in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2020 of RMB 6.8101 to US $1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include inventory valuation, collectability evaluation of accounts receivables and due from related parties, useful lives of plant and equipment and acquired intangible assets, the valuation allowance for deferred income tax assets, valuation of long-lived assets and share-based compensation expense. Actual results could differ from those estimates.

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

Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreements on a straight-line basis for the beneficial period, which is 50 years.

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

Trademarks, which have indefinite lives are not amortized but are reviewed for impairment at least annually, at year end date, or earlier upon the occurrence of certain triggering events. The Company has performed an impairment analysis on the acquired intangible assets in Beijing Origin and recorded no impairment provision during the year ended September 30, 2020.

Leases

The Company adopted ASU No. 2016-02 (“ASU 2016-02”) as of October 1, 2019, using a modified retrospective method. The Company leases certain office space and equipment from third-parties. Leases with an initial term of 12 months or less are not recorded on the balance sheet and lease expense is recognized on a straight-line basis over the lease term. For leases beginning in 2019 and later, at the inception of a contract management assesses whether the contract is, or contains, a lease. The assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the right to substantially all the economic benefit from the use of the asset throughout the period is obtained, and (3) whether the Company has the right to direct the use of the asset. At the inception of a lease, management allocates the consideration in the contract to each lease component based on its relative stand-alone price to determine the lease payments. Leases entered into prior to October 1, 2019, are accounted for under ASC 840, Leases (“ASC 840”) and were not reassessed. The Company accounts for lease components (e.g., fixed payments including rent, real estate taxes and insurance costs) separately from the nonlease components (e.g., common-area maintenance costs).

Most leases include one or more options to renew, with renewal terms that can extend the lease term from one year or more. The exercise of lease renewal options is at the Company’s sole discretion. Renewal periods are included in the lease term only when renewal is reasonably certain, which is a high threshold and requires management to apply judgment to determine the appropriate lease term. The Company’s leases do not include options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term. Certain lease agreements include rental payments adjusted periodically for inflation. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. All of the Company’s leases are classified as operating leases. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less. The effect of short-term leases and initial direct costs on our right-of-use asset and lease liability was not material.

ASC 842 requires the Company to make certain assumptions and judgments in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancellation provisions, and determining the discount rate.

As the rate implicit in the lease is not usually available, the Company used an incremental borrowing rate based on the information available at the adoption date of ASC 842 in determining the present value of lease payments for existing leases. The Company will use information available at the lease commencement date to determine the discount rate for any new leases.

The Company leases certain office space to third-parties. An operating lease is neither a sale nor financing of an asset. The Company keeps the asset underlying the lease on its balance sheet and continue to depreciate the asset based on its estimated useful life. Rental revenue should be recognized on a straight-line basis (or another systematic basis if that basis is more representative of the pattern in which income is earned from the underlying asset over the term of the respective lease). A lessor should record an unbilled rent receivable, which is the amount by which straight-line rental revenue exceeds rents currently billed in accordance with the lease.

Long-term investments

Beginning on October 1, 2018, we accounted for our equity investment under the measurement alternative upon the adoption of the FASB issued Accounting Standards Update (“ASU”) No. 2016-01 (“Non-marketable Equity Investments”).

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

Valuation of long-lived asset

The Company reviews the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset and intangible assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets and intangible assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose. Impairment of RMB4,213 and RMB26,716 were recorded during the years ended September 30, 2019 and 2020, respectively.

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

The Company received several financial supports from various levels of the Chinese government. At fiscal years ended 2019 and 2020, the Company had received government subsidies of RMBnil and RMB629, respectively for research and development and other expenses of the Company. Government subsidies recognized as other income in the statement of income for the years ended September 30, 2018, 2019 and 2020, were RMB5,516, RMB nil and RMB4,761, respectively.

Cost of revenues

Cost of revenues consists of expenses directly related to sales, including the purchase prices and development costs for seeds and, agricultural chemical products, depreciation and amortization, impairment of inventory, shipping and handling costs, salary and compensation, supplies, license fees, and rent.

Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

Advertising costs

Advertising costs are expensed when incurred and included in selling and marketing expenses. For the years ended September 30, 2018, 2019 and 2020, advertising costs were RMB –nil-, RMB589 and RMB –nil-, respectively.

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

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based on the result of this analysis, the Company records an allowance for doubtful accounts of RMB2,105, RMB nil and RMB 189 for the years ended September 30, 2018, 2019, and 2020, respectively.

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

Foreign currency translation

The functional currency of the Company excluding Agritech (Parent) and State Harvest is Renminbi. Monetary assets and liabilities denominated in currencies other than Renminbi are translated into Renminbi at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than Renminbi are converted into Renminbi at the applicable rates of exchange prevailing the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of income and comprehensive income.

The functional currency of Agritech (Parent) and State Harvest are maintained in United State dollars. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive (loss)/income. The Company has chosen Renminbi as its reporting currency.

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

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the years. Diluted earnings (loss) per share gives effect to all dilutive potential common shares outstanding during the years. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Share-based compensation

The Company adopts FASB ASC 718-10. ASC 718-10 requires that share-based payment transactions with employees and nonemployees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

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

Discontinued Operations

The Company reports operating results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Through September 30, 2018, the Company reported discontinued operations when the operations and cash flows of a component of the Company had been eliminated or intended to be eliminated from ongoing operations. For a component to be disposed of by sale, financial results were classified as discontinued only when held for sale criteria were met. For a component to be disposed of other than by sale, financial results were not classified as discontinued until abandonment, distribution, or exchange occurred, depending on the manner of disposal. The office building in Beijing, PRC was previously planned to be sold to Beijing Shihui. However, the Company changed the original plan and decided not to sell this part of the assets. On September 21, 2018, the Company and certain subsidiaries of the Company entered into a Termination Agreement. Pursuant to this agreement, the Company will not transfer certain assets and the above-mentioned office building in Beijing to Beijing Shihui.

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

Reclassifications

Certain prior period amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.

Recently issued accounting pronouncements

•	In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU No. 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of ASU No. 2016-13 on its consolidated financial statements.

The Company believes that other recent accounting pronouncement updates will not have a material effect on the Company’s consolidated financial statements.

3.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related party relationships

Name of related parties	Relationship
Beijing Shihui(i)	Being owned by close family members of the Company's Chairman
Xinjiang Ginbo Seeds Center	Being the non-controlling interest of Xinjiang Origin
Henan Agricultural University	Being the non-controlling interest of Beijing Origin
Linze Origin Seeds Ltd.(i)	Being owned by close family members of the Company's Chairman
De Nong Zheng Cheng Seed Limited	Being owned by close family members of the Company's Chairman
Henan Yingde Agricultural Ltd.	Being owned by close family members of the Company's Chairman
Beijing Origin Zhengzhou Branch("Zhengzhou Branch")	Being controlled by close family members of the Company's Chairman from August 16, 2017 to September 21, 2018
Non-controlling shareholders (“NCI”)	Non- controlling shareholders of Hubei Aoyu, Anhui Aoyu, Xuzhou Aoyu, Shandong Aoyu, Henan Aoyu, Shandong Aoruixinong

(i) Other than typical transactions between related parties, the Company has entered into a Restructuring Agreement with three parties: Linze Fumin Industrial Investment and Development Co., Ltd. (Linze Fumin), Beijing Shihui, Linze Origin Seeds Ltd (Linze Origin) in April 2020. According to the Restructuring Agreement, Linze Origin, which is currently a wholly owned subsidiary of Beijing Shihui, would be restructured. At the result of the planned restructuring, Linze Fumin, an investment company owned by the Linze county government, and the Company would have 51% and 49%, respectively, of the ownership of Linze Origin. The restructuring would require the Company to repay the borrowing amounted to RMB27.0 million from Beijing Agriculture Finance Leasing, LLC.(“BAFL”) for Linze Origin and to offer a loan of RMB20.0 million to Linze Origin. As of February 10, 2021, the restructuring for Linze Origin is in process.

(1)	Due from related parties, net of bad debt allowance

	September 30,
	2019	2020
	RMB	RMB
Denong	-	1
Linze Origin Seeds Ltd	-	45
Beijing Shihui	24,819	28,340
NCI	6,719	12,423
Henan Yingde Agricultural Ltd.	2,252	8,904
The Close family of the Company’s Chairman	100	932
Total	33,890	50,645
Allowance for doubtful account	-	28,340
Due from related parties, net	33,890	22,305

(2)	Due from related party-noncurrent

As of September 30, 2020, the balance of due from related party-noncurrent of RMB42,246 represents the receivable from Linze Origin Seeds Ltd. This balance is presented as noncurrent according to the Restructuring Agreement disclosed in Note 3(1)(i).

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020

(In thousands, except number of share, per share data and unless otherwise stated)

(3)	Due to related parties

	September 30,
	2019	2020
	RMB	RMB
Linze Origin Seeds Limited	2,214	300
Henan Agriculture University	-	1,000
Xinjiang Ginbo Seeds Center (i)(ii)	10,000	54
Xinjiang Production And Construction Corps 5th Division State-owned Assets Management Co.,Ltd. (ii)	-	10,000
Companies controlled by the Company’s directors (ii)	1,706	1,633
NCI	14,948	10,176
The Company’s Chairman (ii)	13,213	1,704
Close family of the Company’s Chairman (ii)	552	680
YingDe	-	934
	42,633	26,481

     Note (i): Xinjiang Origin has received a cash advance of RMB10,000 from Xinjiang Ginbo Seeds Center during the year ended September 30, 2016, which is unsecured, interest-free and repayable on demand, and has been transferred to Xinjiang Production And Construction Corps 5th Division State-owned Assets Management Co.,Ltd. for the years ended September 30, 2020.

Note (ii):In the ordinary course of business, the Company purchases raw materials from and sells product to related parties, and related parties also provide cash to fund the Company’s operations.

(3)	Transactions with related parties

(a)	Sales to

	Year ended September 30,
	2018	2019	2020
	RMB	RMB	RMB
Linze Origin Seeds Limited	45	83	-
Beijing Shihui	-	20,823	-
YingDe	-	-	5,315
NCI	-	17,081	10,612
Zhengzhou Branch	7,803	-	-
	7,848	37,987	15,927

(b)	License usage fees charged to

	Year ended September 30,
	2018	2019	2020
	RMB	RMB	RMB
Beijing Shihui	1,575	-	-

(c)	Purchase from

	Year ended September 30,
	2018	2019	2020
	RMB	RMB	RMB
Denong	-	-	166
YingDe	-	-	10,975
Linze Origin Seeds Limited	-	-	3,416
Close family of the Company’s Chairman	-	-	32
NCI	-	-	2,861
	-	-	17,450

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020

(In thousands, except number of share, per share data and unless otherwise stated)

(d)	Termination of assets sold to and a subsidiary acquired from a related party

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

On September 21, 2018, the Company and certain subsidiaries of the Company entered into a Termination Agreement with Beijing Shihui to terminate that certain Master Agreement, dated as of September 26, 2016, by and among the Company, Beijing Shihui, and certain subsidiaries of the Company. Pursuant to the Termination Agreement, the Company and Beijing Shihui agreed to terminate the Master Agreement and not to pursue the second closing contemplated under the Master Agreement. As a result of the Termination Agreement, the Company did not transfer certain assets, including the headquarters building of the Company located in Beijing, PRC and certain other assets, to Beijing Shihui, meanwhile, the transfer of control of Zhengzhou Branch was unwound as a result of termination of the Management Agreement on September 21, 2018.

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

The overall transaction was originally expected to be conducted in two steps. The first step was the sale of the equity held by Beijing Origin of each of the Denong, Changchun Origin and Linze Origin companies, and the second step was the sale of a company holding the assets of Zhengzhou Branch and the office building in Beijing, PRC.

On July 31, 2017, the Company completed the First Closing and sold the VIE subsidiaries. On August 31, 2017, the Company transferred the control of Zhengzhou Branch to Beijing Shihui pursuant to a Management Agreement and the net assets in Zhengzhou Branch intended to be sold at the Second Closing were considered disposed. Of the total purchase price of RMB421,000, RMB347,085 was allocated to the aforementioned disposed entities and assets and RMB73,915 was allocated to the office building in Beijing, China. As of September 30, 2017, (1) total cash consideration of RMB45,400 inclusive of the RMB10,000 deposits was received, (2) principal amount of the bank loans amounted to RMB142,000 in the VIE subsidiaries was offset against the purchase price, (3) outstanding payables of RMB121,485 by Zhengzhou Branch to Buyer was offset against the purchase price. During the year ended September 30, 2017, we recognized a loss of RMB3,282 on the sale of commercial corn seed production and sales business operated by the Company. The loss was reported in discontinued operations in the consolidated statements of operations and comprehensive income.

On September 21, 2018, the Company and certain subsidiaries of the Company entered into a Termination Agreement (“Termination Agreement”) with Beijing Shihui to terminate that certain Master Agreement, dated as of September 26, 2016, by and among the Company, Beijing Shihui, and certain subsidiaries of the Company. Pursuant to the Termination Agreement, the Company and Beijing Shihui agreed to terminate the Master Agreement and not to pursue the second closing contemplated under the Master Agreement. As a result of the Termination Agreement, the Company would not transfer certain assets, including the headquarters building of the Company located in Beijing, PRC and certain other assets, to Beijing Shihui, meanwhile, the transfer of control of Zhengzhou Branch was rewound as a result of termination of the Management Agreement on September 21, 2018.

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

5.	INVENTORIES

As of September 30, 2019 and 2020, inventories are comprised of work in progress of RMB28,527 and RMB13,568, respectively. No inventories have been pledged as collateral for bank loans as of September 30, 2019 and 2020. Inventory write-offs for the years ended September 30, 2019 and 2020 were RMB5,973 and RMB 8,104 , respectively.

6.	ASSETS HELD FOR SALE

During FY2019, the Company sold certain land use right, plant, and equipment with total net book value of RMB12,051 for cash consideration of RMB26,000. The transition of land use right and buildings with book value of RMB5,652 for cash consideration of RMB20,400 was not completed due to the time taking to finish the title transfer process although those assets have been transferred to the buyers and related proceeds have been received to pay down certain account payables. During FY2020, the company accrued interest expense of RMB6,968 and transfer taxes and fees of RMB3,891.

7.	LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	September 30,
	2019	2020
	RMB	RMB
Land use rights	16,564	13,860
Accumulated amortization	(3,651)	(4,075)

Land use rights, net	12,913	9,785

Land use rights have been pledged as collateral for loans from Beijing Agriculture Finance Leasing, LLC. as of September 30, 2019 were RMB2,177 and from Beijing Changping Technology Development Co. Ltd. as of September 30, 2020 were RMB2,053. Amortization expenses for the years ended September 30, 2018, 2019 and 2020 were RMB668, RMB677 and RMB 424, respectively. The Company incurred impairment of land use rights of RMB2,704 for the year ended September 30, 2020.

8.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2019	2020
	RMB	RMB
Plant and building	143,808	123,011
Machinery and equipment	70,664	64,734
Furniture and office equipment	12,367	12,363
Motor vehicles	3,590	3,586
Total	230,429	203,694
Accumulated depreciation	(81,313)	(88,243)
Plant and equipment, net	149,116	115,451

Included in plant and building are assets with net values of RMB34,041 have been pledged for bank loans as of September 30, 2019. The Company sold certain equipment to a third party with net book value of RMB6,398 for the consideration of RMB5,600. Loss of disposal RMB798 was booked in other income (expense) for the year ended September 30, 2019. The Company incurred impairment of plant and equipment of RMB24,012 for the year ended September 30, 2020. There are plant and building with net values of RMB 20,565 have been pledged for bank loans as of September 30, 2020.

The depreciation expenses for the years ended September 30, 2018, 2019 and 2020 were RMB9,840, RMB10,226, and RMB9,116, respectively.

9.	LONG TERM INVESTMENTS

The Company owns 17.94% equity interest in Jilin Jinong Hi-tech Development Shares Co. Ltd. (“Jinong”) and accounted for the equity investment without readily determinable fair value (previously known as cost method investment) as of September 30, 2019 and 2020. The Company recorded an impairment loss of RMB2,374, RMBnil, and RMB5,994 on its equity investment without readily determinable fair value for the years ended September 30, 2018, 2019 and 2020, respectively.

10.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	September 30,
	2019	2020
	RMB	RMB
Technology rights for licensed seeds	71,429	71,429
Others	4,739	4,739
	76,168	76,168
Accumulated amortization	(70,699)	(71,520)

Acquired intangible assets, net	5,469	4,648

Amortization expenses for the years ended September 30, 2018, 2019 and 2020 were RMB5,944, RMB2,893 and RMB821, respectively. RMB1,433, RMB nil, and RMB nil were charged for impairment for the years ended September 30, 2018, 2019 and 2020, respectively.

Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB
2021	652
2022	580
2023	557
2024	545
2025	533
Thereafter	1,781
Total	4,648

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights are amortized over an average usage period of 3 to 20 years and are charged to general and administrative expenses.

11.	LEASES

As of September 30, 2020, the Company’s operating lease right of use assets and operating lease liability are RMB2,253 and RMB3,230, respectively. During the fiscal year 2020, the Company made the impairment of right of use assets of RMB 1,375. The weighted-average remaining lease term is 3.0 years and the weighted-average discount rate is 4.9%.

The following table summarizes the components of lease expense:

Year ending September 30,
RMB
Operating lease cost	360
Short-term lease cost	49
Total	409

The following table summarizes supplemental information related to leases:

Year ended September 30,
Cash paid for amounts included in the measurement of lease liabilities:	RMB
Operating cash flows from operating leases	394

As of September 30, 2020, the Company was obligated under the maturity of operating lease liabilities as follows:

Year ending September 30,	RMB
2021	356
2022	357
2023	357
2024	357
2025	357
Thereafter	1,446
3,230

12.	BORROWINGS

Borrowings consisted of the following:

	September 30,
	2019	2020
	RMB	RMB
Borrowing from Beijing Agriculture Finance Leasing, LLC.(“BAFL”) under Beijing Origin, payable on installment, due on December 29, 2020 with annual interest rate of 6%, secured by Beijing Origin’s properties and land use right	78,611	-
Interest-free borrowing from Beijing Changping Technology Development Co. Ltd.(“BC-TID”) as of September 30, 2020	-	137,660
Long-term borrowings	78,611	137,660
Current portion of long-term borrowings	78,611	-
Non-current portion of long-term borrowings	-	137,660

Interest expense related to borrowings amounted to RMB15,370, RMB4,680 and RMB5,735 for the years ended September 30, 2018, 2019 and 2020, respectively.

13.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,
	2019	2020
	RMB	RMB
Payable for purchase of plant and equipment	20,181	28,591
Salaries and bonus payable	13,314	5,778
Deferred government subsidies	10,339	1,693
Payable for penalty	-	6,968
Others	12,841	11,749
	56,675	68,004

14.	OTHER LONG-TERM LIABILITY

During the fiscal year 2011, the Company received government subsidies from the local PRC government for plant and equipment projects of RMB14.00 million and land use right of RMB10.90 million; in fiscal year 2016, the Company received government subsidies from the local PRC government for equipment projects of RMB8.63 million. In fiscal year 2017, the Company received government subsidies from the local PRC government for equipment projects of RMB4.04 million. In fiscal year 2018, the Company received government subsidies from the local PRC government for equipment projects of RMB3.7 million. In fiscal year 2019, the Company didn’t receive government subsidies. In fiscal year 2020, the Company received government subsidies from the local PRC government for equipment projects of RMB3.00 million. The non-current portion of such government subsidies are recorded as long-term liability, which will be amortized over the estimated useful lives related to the plant and equipment and land use right. The increase in deferred government subsidies was due to reclassification from other payable account.

15.	STOCK-BASED COMPENSATION

On October 2, 2017 the Company granted its employees options to purchase 2,500 ordinary shares at the exercise price of US$16.5 (“Tranche 16”), on December 22, 2017 the Company granted its employees options to purchase 8,800 ordinary shares at the price of US$8.0 (“Tranche 17”), on January 2, 2018 the Company granted its employees options to purchase 29,000 ordinary shares at the price of US$9.1 (“Tranche 18”), on March 1, 2018 the Company granted its employees options to purchase 20,000 ordinary shares at the price of US$8.2 (“Tranche 19”), on January 2, 2019 the Company granted its employees options to purchase 36,000 ordinary shares at the price of US$5.19 (“Tranche 20”), on January 2, 2020 the Company granted its employees options to purchase 38,000 ordinary shares at the price of US$5.3 (“Tranche 21”).

All the options have an expiration date that is 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 5 years. 59,000 and 33,000 options under the 2009 Plan, and 247,300 and 247,300 options under the 2014 Plan were outstanding as of September 30, 2019 and 2020 respectively.

All the option awards have an exercise price of US$5.19 to US$20.7 and expire 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 10 years.

For the options outstanding at September 30, 2019 and 2020, the weighted average remaining contractual lives are 4.02 and 0.26 years, respectively.

The Company recorded share-based compensation expense for share options of RMB4,313, RMB904 and RMB658 for the years ended September 30, 2018, 2019 and 2020 respectively. As of September 30, 2019 and 2020, there were RMB–nil- and RMB–nil- of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the 2014 Plan.

Under the terms of the 2009 Plan, on December 28, 2017 the Company granted 33,000 restricted shares to its management at an aggregate value of RMB1,881, based on the stock closing price of US$8.7 at December 28, 2017. The vesting period of these shares was five-days from grant date, which was January 3, 2018.

Under the term of the 2014 Plan, on March 1, 2018, June 1, 2018 and September 1, 2018 the Company granted total of 22,500 restricted shares to its management at an aggregate value of US$167,925, based on the stock closing price of US$8.6, US$7.2 and US$6.6 at March 1, 2018, June 1, 2018 2019 and September 1, 2018, respectively. The vesting period of these shares was 1 year from the grant date, which is March 1, 2019, June 1, 2019 and September 1, 2019, respectively. The Company issued a total of 207,800 restricted shares to its management and employees during the year ended September 30, 2019. The Company issued a total of 320,000 restricted shares to its management and employees during the year ended September 30, 2020. The Company recorded share-based compensation expense for restricted shares of RMB2,272, RMB11,218 and RMB11,566 for the years ended September 30, 2018, 2019 and 2020, respectively.

During the fiscal year ended September 30, 2020, we awarded an aggregate of 30,000 treasury stock shares to its employees and recorded share-based compensation expense of RMB 1,595, and resulted in decrease RMB7,212 cost of treasury stocks.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020

(In thousands, except number of share, per share data and unless otherwise stated)

A summary of the stock option activity under the 2005, 2009 and 2014 Plans is as follows:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	9	10	11	12	13	14	15	16	17	18	19	20	21
	January 2,	January 2,	January 4,	April 19,	May 16,	August 3,	January 3,	October 2,	December 22,	January 2,	March 1,	January 2,	January 2,
Grant date	2014	2015	2016	2016	2016	2016	2017	2017	2017	2018	2018	2019	2020
Outstanding as of September 30, 2018	34,500	19,500	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000	-	-
Number of options granted												36,000	38,000
Options exercised												-	-
Options cancelled/expired												-	-
Outstanding as of September 30, 2019	34,500	19,500	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000	36,000	38,000
Number of options granted
Options exercised												-	-
Options cancelled/expired	(34,500)	(19,500)										-	-
Outstanding as of September 30, 2020	-	-	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000	36,000	38,000
Options vested and exercisable
At September 30, 2019	34,500	19,500	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000	36,000	38,000

At September 30, 2020	-	-	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000	36,000	38,000

Weighted average fair value at the grant date (US$)	6.5	7.5	9.0	15.4	12.4	14.4	4.0	7.7	4.4	5.1	5.1	4.0	2.5

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	9	10	11	12	13	14	15	16	17	18	19	20	21
Exercise price (US$)	12.7	14.8	13.8	20.5	16.5	20.0	20.7	16.5	8.0	9.1	8.2	5.19	5.30
Average risk-free interest rate	0.76%	1.07%	1.73%	1.79%	1.75%	1.55%	1.94%	1.94%	2.26%	2.25%	2.58%	2.49%	1.67%
Expected option life (year)	3	3	5	10	10	10	5	5	5	5	5	5	5
Volatility rate	79.2%	79.67%	80.72%	69.27%	69.92%	65.37%	63.87%	52.40%	63.2%	64.6%	68.2%	103.0%	52.6%
Dividend yield	-	-	-	-	-	-	-	-	-	-	-	-	-

The aggregate intrinsic value as of September 30, 2020 and 2019 is US$344 and US$189, respectively.

16.	SHARE CAPITAL

In October 2018, we identified a strategic investor, Longhan Investment Management, Co., Ltd ("Longhan") and entered into a Share Subscription Agreement with Longhan, and the agreement was later assigned to Tiger Capital Fund SPC (“Tiger Fund”). On January 25, 2019, Tiger Fund purchased 1,397,680 shares of the Company’s common stock for an aggregate purchase price of US$7,743 (RMB53,599). In addition, Tiger Fund management has been awarded for 1 million shares of warrants with the strike price of $6.47 and expiration period of five years. The Company recorded the issuance of warrants along with the common stock in APIC.

During the fiscal year ended September 30, 2020, we sold an aggregate of 280,000 shares of the Company’s common stock under an “at the market” arrangement, for gross proceeds of $2.36 million (RMB16.2 million).

During the fiscal year ended September 30, 2020, third parties contributed RMB2.1 million to our consolidating entities without a corresponding reduction in our ownership percentage, resulting in an increase in cash and non-controlling interests.

We have sold the Company’s common stocks under the “at the market” arrangement, and since September 30, 2020, we have received gross proceeds of $2.62 million (RMB17.9 million) from the sale of 219,440 shares of the Company’s common stocks through January 25, 2021.

17.	RENTAL INCOME

The Company has been renting its headquarters building and manage the property over the years. In May 2020, The Company entered into lease agreements with BC-TID. and leased the whole building of Beijing Origin located in Changping District, Beijing 102206, China. Rental income amounted to RMB4,154, RMB4,611 and RMB7,643 for the years ended September 30, 2018, 2019 and 2020, respectively.

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

Preferential tax treatment of Beijing Origin as “high technology” company (High-tech Status) from October 28, 2017 to October 27, 2020 has been granted by the relevant tax authorities. Beijing Origin is entitled to a preferential tax rate of 15% which is subject to annual review. As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2018, 2019 and 2020 are 15%.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2020, the management considered that the Company had no uncertain tax positions affected its consolidated financial position. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020

(In thousands, except number of share, per share data and unless otherwise stated)

The principal components of the deferred income tax assets are as follows:

	September 30,
	2019	2020
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	157,093	118,031
Impairment loss	10,186	15,272
Others	4,644	11,776

Non-current deferred income tax assets	171,923	141,344
Valuation allowances	(171,923)	(141,344)

Net non-current deferred income tax assets	-	-

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2019 and 2020.

A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended September 30,
	2018	2019	2020
	%	%	%
Statutory rate	25	25	25
Effect of preferential tax treatment	(3)	-	-
Change in valuation allowance	(26)	(24)	(25)
Over provision in prior year	4	-	-

Effective income tax rate	-	1	-

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020

(In thousands, except number of share, per share data and unless otherwise stated)

19.	INCOME/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year ended September 30,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net loss attributable to Origin Agritech Limited	(153,663)	(62,250)	(85,261))

Denominator:
Average common stock outstanding – basic and Diluted	3,061,979	4,185,842	5,029,017

Basic and Diluted Per Share Data:
Basic and diluted loss per share attributable to Origin Agritech Limited:	(50.18)	(14.87)	(16.95))

For the years ended September 30, 2018, 2019 and 2020, the effect of the outstanding options was anti-dilutive.

20.	EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB4,615, RMB2,170, and RMB1,689 for the years ended September 30, 2018, 2019 and 2020, respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. No appropriation has been made for the years ended September 30, 2018, 2019 and 2020. On the other hand, the amount set aside as of September 30, 2019 and 2020 were RMB21,513 and RMB 15,133.

21.	COMMITMENTS AND CONTINGENCIES

Legal proceeding

There are legal proceedings against Linze Origin Seed Limited and Beijing Origin involving unsettled purchase orders to suppliers of Linze Origin Seed Limited. Pursuant to a court order and mediation directives, the total compensation of these proceedings amounted to RMB13.7 million, plus interest, that shall be settled by Linze Origin Seed Limited and Beijing Origin, which shall be jointly and severally liable for these claims. At present, the legal proceedings have been withdrawn and the Company still has the security obligations and is unable to estimate a reasonabe possible range of loss, if any, that may result from such litigation, since it is uncertain how much Linze Origin Seed Limited will pay. If an unfavorable outcome were to occur as a result of the litigation described above, the impact could be material to the Company's business, financial condition, or results of operations.

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

22.	OPERATING RISK

Concentrations of customers and risk

During the fiscal year 2020, our largest and second largest customers represented approximately 0.05% and 0.03% of total consolidated revenues.

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

Coronavirus risk

The effect of the Coronavirus on our company cannot fully be determined at this time; however, as China has been largely successful in controlling the spread of the virus, currently it is not expected to have a major impact on either the overall Chinese economy or on the Company.

At this time, because of the Chinese government steps taken during 2020, the impact of the Coronavirus on the Company and on our ability to produce and distribute products has been insignificant. Although there was a strict lock-down in China in the middle of our fiscal year, we have largely overcome the adverse impact of that period. Currently, we do not expect any long term adverse impact of the Coronavirus on our business, due to the fact that we operate in China and our products are distributed in China. At this time, because the Chinese economy has not been so disrupted by the Coronavirus and government response, we do not expect the pandemic situation to have any significant adverse results on our overall financial condition.

Notwithstanding the above, if the medical situation should change as the world-wide pandemic continues, we could face adverse consequences to our ability to perform research, generate products and effect distribution of products and otherwise pursue our business. Therefore, investors should monitor aspects of the pandemic and its overall effect on the Chinese economy and trade as well as the world economic situation.

23.	SUBSEQUENT EVENTS

After September 30, 2020, the Company raised an additional $2.62 million (RMB 17.9 million) from the sale of 219,440 shares of the Company’s common stocks. There are no other significant subsequent events.

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial statements of Origin Agritech Limited (the “parent company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the parent company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB45,457 and RMB 45,457 as of September 30, 2019 and 2020, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEET

	September 30
	2019	2020	2020
	RMB	RMB	US$
ASSETS (LIABILITIES)
Current assets (liabilities)
Cash and cash equivalents	252	18,353	2,695
Other receivables	4	4	1
Due from inter-companies	191,349	187,644	27,554
Due to related parties	(2,740)	(3,129)	(459)
Total current assets (liabilities)	188,865	202,872	29,791
Investment in unconsolidated subsidiaries	(211,548)	(280,062)	(41,125)
Total assets (liabilities)	(22,683)	(77,190)	(11,334)

AND EQUITY
Total stockholders’ equity (deficit)	(22,683)	(77,190)	(11,334)

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year ended September 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenues	-	-	-	-
Operating expenses
General and administrative	(5,147)	(12,597)	(14,852)	(2,181)
Loss from operations	(5,147)	(12,597)	(14,852)	(2,181)
Equity method loss	(148,514)	(49,163)	(70,407)	(10,339)
Interest expense	(2)	-	(2)
Loss before income taxes	(153,663)	(62,120)	(85,261)	(12,520)
Income tax expense	-	-	-	-

Net loss	(153,663)	(62,120)	(85,261)	(12,520)
Other comprehensive loss
Foreign currency translation difference	(3,315)	(1,640)	1,371	201
Total comprehensive loss	(156,978)	(63,760)	(83,890)	(12,319)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended September 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash provided by operating activities	3,345	-	-	-
Net cash provided by financing activities	-	1,845	16,730	2,457
Net increase in cash and cash equivalents	3,345	1,845	16,730	2,457
Cash and cash equivalents, beginning of year	17	47	252	37
Effect of exchange rate changes on cash and cash equivalents	(3,315)	(1,640)	1,371	201
Cash and cash equivalents, end of year	47	252	18,353	2,695

BASIS OF PRESENTATION

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.