Form 20-F
period 2021-09-30
Origin Agritech LTD
filed 2022-02-04
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2021

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2021) covered by the annual report: there were issued and outstanding 5,793,617 ordinary shares as of September 30, 2021, and 5,793,617 ordinary shares as of February 4, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐     Yes    ☒    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐    Yes    ☒No

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

Indicate by a check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standard as Issued by the	Other ☐
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

☐Yes    ☒No

ORIGIN AGRITECH LIMITED

INTRODUCTION

Except where the context otherwise requires and for purposes of this Annual Report only:

“we,” “us,” “our company,” “our,” the “Company” and “Origin” refer to Origin Agritech Limited , a company formed in the British Virgin Islands, State Harvest Holdings Limited, a company formed in the British Virgin Islands, and the following, which are collectively described in this Annual Report as “our PRC Operating Companies.”

State Harvest Holdings Limited (“State Harvest”), a company formed in China, which is a 100% equity owned company of Origin.

Beijing Origin State Harvest Biotechnology Limited (“Origin Biotechnology”), a company formed in China, collectively for itself and its six China formed subsidiaries listed below, all of which are, directly or indirectly, wholly or partly equity owned by State Harvest.

(i)	Hubei Aoyu Agricultural Technology Limited, (“Hubei Aoyu”) in Hubei province,
(ii)	Anhui Aoyu Zhongye Technology Ltd. (“Anhui Aoyu”) in Anhui province,
(iii)	Xuzhou Aoyu Agricultural Technology Ltd. (“Xuzhou Aoyu”) in Jiangsu province,
(iv)	Henan Aoyu Zhongye Limited (“Henan Aoyu”) in Henan province, and
(v)	Shandong Aoruixinong Agricultural Technology Limited (Shandong Aoruixinong), and

Beijing Origin Seed Limited (“Beijing Origin”), a company formed in China, and its subsidiary Xinjiang Originbo Seed Limited (“Xinjiang Origin”), a company formed in China, which together are held by Beijing Origin under a VIE arrangement.

●	“last year,” “fiscal year 2021,” “the year ended September 30, 2021” and “the fiscal year ended September 30, 2021” refer to the twelve months ended September 30, 2021, which is the period covered by this Annual Report;
●	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate;
●	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong, and Macau;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and
●	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares.

Corporate Structure

The public company, Origin, in which investors hold shares is a holding company, incorporated in the British Virgin Islands. All of our business activities currently take place in China. Part of our operations are conducted in China through a variable interest enterprise, or VIE. The portion of our business that is a VIE is Beijing Origin, and its subsidiary Xinjiang Origin. This portion of the business is our seed development operations. State Harvest owns 49% of the Beijing Origin equity and the VIE applies to the 51% ownership that State Harvest does not own as an equity position. The balance of our operations are conducted through equity owned operations, in or under Beijing Biotechnology, which in turn is 100% equity owned by State Harvest.

Due to PRC legal restrictions on foreign ownership in certain food development and production related businesses, such as our general seed operations, we do not have any equity ownership of the parts of our business that are conducted through our VIEs. Instead, we rely on contractual arrangements among our PRC subsidiaries, our VIE and their nominee shareholders to control the portion of our business operations conducted through our VIE. The use of the VIE structure is designed to replicate the same economic benefits to us as would be provided with direct equity ownership of our subsidiaries. Investors in our ordinary shares are purchasing an equity interest in a British Virgin Islands holding company, which in turn has equity interests in some of its subsidiaries in China and only a contractual arrangement with owners of the VIEs, which attempt to replicate the effects of equity ownership.

We and our VIE face various legal and operational risks and uncertainties related to doing business in China. A significant part of our business operations in China are conducted through our VIE, and we and our VIE are subject to complex and evolving PRC laws and regulations as a result. For example, we and our VIE face risks associated with regulatory approvals of offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of some aspects of PCAOB inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ordinary shares of the parent holding company, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. Additionally, these concerns may limit the ability to maintain the listing of our ordinary shares on a securities exchange in the United States and in other capital markets.

The corporate structure is subject to risks associated with our contractual arrangements with our VIE. The company that investors own may never have a direct ownership interest in the business that are conducted by our VIE. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and our VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIE being deconsolidated. The assets, including certain licenses to conduct business in China, are held by the VIE. A part of our revenues are generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the ordinary shares being diminished or even become worthless. Our holding company, our PRC subsidiaries and the VIE, and investors of our ordinary shares face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIE and, consequently, significantly affect the financial performance of our VIE and our company as a whole.

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our company and industry. All statements other than statements of historical fact in this Annual Report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this Annual Report relate to, among others:

●	our expectations for our future business and product development, business prospects, results of business operations and current financial condition;
●	future development of agricultural biotechnology as a whole, including our genetically modified seed research and development;
●	our ability to develop and commercialize any alternative businesses;
●	address the scope and impact of the governing and regulatory policies and laws on our business, including that of the research and development of genetically modified seed products and any other ancillary businesses in which we engage, and importantly the regulation of VIE business structures in the United States and China;
●	our plans to license or co-develop seed products or technologies;
●	likelihood of recurrence of accounting charges or impairments;

●	expected changes in our sources of revenues and income base and our ability to generate income from our diversified business lines, and how funds might be up-streamed to our holding company, and any limitations thereon imposed by China regulation;
●	competition in our business lines, including the crop seed industry, development of GM seeds, and on-line product selling and distribution;
●	our plans for current staffing requirements and research and development and business expansion;
●	our ability to successfully raise capital to accommodate company needs which are under acceptable terms and at an acceptable share price; and
●	adequacy of our facilities for our operations.

We believe it is important to communicate our expectations to our shareholders. However, there may be certain events in the future that we are not able to predict with accuracy or over which we have no control. The risk factors and cautionary language discussed in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations in these forward-looking statements, including among other things:

●	changing interpretations of Generally Accepted Accounting Principles (“GAAP”);
●	outcomes of PRC and international government reviews, inquiries, investigations and related litigations, including PCAOB compliance issues;
●	continued compliance with government regulations of PRC and other governments, including that about our business operations and corporate structure;
●	legislative and regulatory environments, requirements or changes adversely affecting the businesses in which we and our PRC operating companies are engaged; and
●	management of the growth of our business and introduction of genetically modified products.

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

Our summary consolidated statements of operations and comprehensive income data for the fiscal years ended September 30, 2019, 2020 and 2021, and our summary consolidated balance sheet data as of September 30, 2020 and 2021, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	2019	2020	2021	2021
	RMB’000	RMB’000	RMB’000	USD’’000
Consolidated statement of income and comprehensive income data
Revenues	92,440	52,513	46,425	7,158
Cost of revenues	(105,270)	(49,000)	(33,611)	(5,183)
Gross profit	(12,830)	3,513	12,814	1,975
Selling and marketing	(4,038)	(4,820)	(5,564)	(858)
General and administrative	(27,229)	(58,069)	(73,315)	(11,305)
Research and development	(13,267)	(4,116)	(1,979)	(305)
Impairment of assets	(4,130)	(28,091)	(69,870)	(10,773)
Other income, net	—	—	—	—
Total operating expenses, net	(48,664)	(95,096)	(150,728)	(23,241)
Loss from continuing operations	(61,494)	(91,583)	(137,914)	(21,266)
Interest expense	(4,677)	(5,796)	(8,558)	(1,320)
Impairment of long-term investment	—	(5,994)	(5,958)	(919)
Rental income	4,611	7,643	10,603	1,635
Loss on termination of business disposal	—	—	—	—
Other non-operating income (expense), net	(3,583)	(6,687)	14,924	2,301
Loss before income taxes from continuing operations	(65,143)	(102,417)	(126,903)	(19,569)
Income tax expense from continuing operations, current	(510)	(425)	(178)	(27)
Net loss	(65,653)	(102,842)	(127,081)	(19,596)
Net income (loss) attributable to non-controlling interests	(3,533)	(17,581)	(35,552)	(5,482)
Net loss attributable to Origin Agritech Limited	(62,120)	(85,261)	(91,529)	(14,114)
Net loss per share (1):
Basic	(14.85)	(16.95)	(16.29)	(2.51)
Diluted	(14.85)	(16.95)	(16.29)	(2.51)
Shares used in computation (a):
Basic	4,184,032	5,029,017	5,617,424	5,617,424
Diluted	4,184,032	5,029,017	5,617,424	5,617,424

	Sept 30	Sept 30	Sept 30	Sept 30
	2019	2020	2021	2021
	RMB’000	RMB’000	RMB’000	USD’000(1)
Consolidated balance sheet data:
Cash and cash equivalents	3,198	22,482	15,351	2,367
Restricted cash	—	147	14	2
Current working capital (2)	(178,580)	(112,542)	(228,224)	(35,194)
Total assets	261,112	254,883	119,038	18,355
Total current liabilities	247,802	176,940	286,367	44,158
Total liabilities	276,587	340,345	304,636	46,974
Non-controlling interests	7,209	(8,272)	(44,926)	(6,927)
Total Origin Agritech Limited shareholders’ equity	(15,475)	(85,462)	(185,598)	(28,619)

(1)Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the year ended September 30, 2021, and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2021, of RMB 6.4854 to US$1.00. Such translation amounts should not be construed as a representation that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

(2)Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the statistics of the State Administration of Foreign Exchange. The consolidated financial statements are presented in Renminbi, which is our reporting currency. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2021, of RMB 6.4854 to US$1.00. Unless otherwise noted, for the years ended September 30, 2020 and 2021, all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB 6.8101 and RMB 6.4854 per US $1.00, respectively, which were the prevailing year or period end closing rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of the rates is the State Administration of Foreign Exchange in China. At September 30, 2021, the closing exchange rate was RMB _6.4854_ for one U.S. dollar.

	Average (1)	High	Low	Period-end
2016	6.5377	6.6971	6.3154	6.6778
2017	6.7423	6.8993	6.5342	6.5342
2018	6.6185	6.967	6.2764	6.8632
2019	6.8694	7.0884	6.685	7.0729
2020	6.9969	7.1316	6.7591	6.8101
2021	6.5059	6.7796	6.3572	6.4854
July 2021	6.4741	6.4942	6.4602	6.4602
August 2021	6.4772	6.4984	6.4610	6.4679
September 2021	6.5059	6.4854	6.4330	6.4854
October 2021	6.4192	6.4612	6.3856	6.3907
November 2021	6.3953	6.4192	6.3794	6.3794
December 2021	6.3700	6.3933	6.3498	6.3757
(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the month.

B.   Capitalization and indebtedness.

Not Applicable

C.   Reasons for the offer and use of proceeds.

Not Applicable.

D.   Risk factors.

Summary of Risk Factors

●	Below is a summary of what the Company believes to be the primary risk factors that an investor should consider when judging an investment in the Company. Those risk factors identified below should not be to the exclusion of all the other risk factors discussed in this report.
●	We operate a portion of our business, the seed development business, through a VIE structure, which means investors ultimately may be found not to own a part of our business. There are many risks associated with a VIE structure, which are explained at length below.

●	Aspects of our business are conducted under technical service agreements and other contractual arrangements, which may not provide the business results and assurances we expect from our contract partners.
●	Our auditor have issued their opinion with a going concern qualification. We expect to need working capital from time to time in the future; we have not assured means of raising capital. Although we have an ATM in place, we have not raised any substantial funds under the agreement.
●	We need to continue to develop new seed traits to maintain our biotech pipeline of products. If we do not develop new products and keep up with industry trends, our business will experience setbacks.
●	Although we believe there is a significant, encouraging change in the regulatory approach to GMO products in the PRC, these changes are recent and there still is uncertainty about full government acceptance and consumer acceptance of GMO products.
●	Development of aspects of our business is through joint ventures, such as some seed traits, distribution, and the potential e-commerce business. Therefore we rely on others to help us develop our business; we may not be able to maintain these relationships or control our business partners cooperation.
●	We face competition from many sources, including traditional seed products and international competition in the GM seed market.
●	To maintain our product integrity, we must protect our intellectual property rights and the quality of our products in the market place.
●	We operating in a regulated industry, therefore if we do not comply with the different applicable laws and regulations, our business may be impaired and we may suffer economic disruption and penalties.
●	Our operations are in the PRC. As a foreign private issuer, you may not be able to enforce rights common to investors in companies based in or founded in the United States. Also, under SEC and Nasdaq rules, we do not have to provide in our reports and corporate governance certain information and investor protections.
●	The trading of our ordinary shares on Nasdaq is volatile and inconsistent. You may not be able to effect transactions in your shares at a posted price or in the quantity you desire.

Risks relating to our business

We have six regional joint venture companies for our seed distribution business; These companies may not be able to perform as we expected.

We have six regional joint venture companies for our seed distribution business. The Company has stock positions of 51% or 50% in these joint ventures. Most of the joint venture partners were the Company’s regional distributors. In the future, if we fully develop our e-commerce distribution we plan on using these joint venture partners. As this is a new business model for the Company and our joint venture partners are engaging with the Company differently than before, no assurance can be given that the joint ventures will perform as well as we expect, which could impact the overall performance of the Company.

Asset sale of Zhengzhou branch of the Company may impact long term business performance.

The Company, in 2021, completed the sale of its seed distribution facilities in its Zhengzhou branch. Although management believes the sale of these facilities should not impact the long term operations and performance of the Company’s current seed business, it is possible that this sale and resulting changes in the Company operations may have an impact on the ongoing business. If there is an adverse impact, we would expect it to also have an impact on our financial position.

If we do not manage our ongoing operations successfully, our growth and chances for profitability will be hindered or impeded.

Our Company engages primarily in corn and secondarily in soybean seed research and development, deploying our biotechnology assets. We plan to continue our seed research and development activities, with a view to licensing our seed traits and seed germplasm characteristics and performing contract research and development services. We also plan to further develop an agribusiness e-commerce platform oriented towards the rural China market. All these many and varied activities will require substantial initial investment and are expected to require additional demands on our corporate administrative, operational and human resources and on our cash assets. Our current resources are not likely to be fully adequate to support our longer term planned operations and expansion.

Our independent auditors have issued their reports with a going concern statement.

The reports on our financial statements for the fiscal years ended September 30, 2019, 2020 and 2021, included in this Annual Report on Form 20-F, contain a going concern statement. During fiscal year 2021, we raised capital through the sale of our ordinary shares under an at-the-market arrangement. Notwithstanding this additional capital, based on our financial resources and our planned operations, we will need to obtain a substantial amount of capital to continue our business as planned, for which we do not have any long term arrangements, and/or generate increased revenue from operations to cover our expenses, of which we cannot be certain. If we are unable to fund our operations, we may have to curtail substantial parts of our business operations or cease our business operations. Investors should evaluate their investment in the Company based on these financial uncertainties.

Our seed biotechnology joint venture formed with BC-TID may not perform as well as we expected.

In 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. As of September 30, 2021, BC-TID has invested a total of RMB137.7 million ($20.2 million) as part of the agreement. The deal documents have been completed by both Origin and BC-TID and have been submitted to government officials for final approval, which approval is delayed due to the Covid19 pandemic. While we believe the seed biotechnology joint venture formed with BC-TID could give the Company a new starting ground for potential growth when the Chinese authorities open up the genetically modified corn commercialization, the new joint venture to be formed may not perform as well as we expected and, as a result, could impact the Company’s financial performance. We may not profit from the joint venture as hoped for.

The successful development and commercialization of our biotech pipeline of products will be important for our growth.

We continue to focus our seed business on biotechnology development in the seed industry. We conduct our own research and development efforts for genetically modified seeds, referred to as GM. We also collaborate with the Chinese Academy of Agricultural Sciences, the National Maize Improvement Center, China Agricultural University, and Zhejiang University in the PRC under various agreements for seed genetic modifications and other seed biotechnologies that give us the right to market the seeds and technologies they develop. We also seek other development and marketing arrangements with other entities in China and elsewhere. The length of time and the risk associated with seed breeding and biotech pipelines are similar and interlinked because both are required as a package for commercial success in markets where biotech traits are approved for growers. Regulatory requirements affect the development of our biotech products, including the GM crop testing of seeds containing the biotech traits. If we do not meet the regulatory requirements, our business and results of operations will be adversely affected. The testing procedures can be lengthy and costly, with no guarantee of success. It could have an adverse effect on our operations if our genetically modified products are unable to pass the safety evaluation for genetically modified agricultural organisms.

The potential uncertainty in the government regulation in China of genetic technology and genetically modified, or GM, agricultural products and the acceptance of these products by the public could have an adverse effect on our business.

Genetically modified seed products are controversial; thus genetic modification has not yet been accepted in many countries throughout the world. The Chinese government has only recently begun to issue GM crop safety certificates for eventual commercial cultivation of GM seeds. The Chinese government is encouraging food independence as a country, and we believe that it will increasingly favor GM food products as these products provide better yield and can accommodate changing climatic changes. Consumer reaction to GM products is also becoming a factor in the overall approval process and the ability of companies, such as ours, to sell or license our GM products. Food related GM products have had limited approvals in China, and Chinese consumers continue to be reluctant to embrace GM food products and food using GM products in production. The relative novelty and the potential uncertainty in the government regulation of genetic technology and ultimate consumer acceptance will have an effect on our business development strategy and research activities and may cause us to re-evaluate our development programs for developing new seeds.

The government may not approve or may limit commercialization of genetically modified corn products, which could have an adverse impact on the future of the company.

Even though we believe biotechnology is important in agricultural applications and the Chinese government has supported and approved some uses of genetically modified seeds, we cannot predict whether or when the government will approve the full commercialization of GM seeds, including genetically modified corn such as we develop. We have received research grants in the past that are related to our GM research, which we believe demonstrates support for at least some GM seed use in the future. Notwithstanding expressions of government support, it is still possible that the government may not approve the full commercialization of GM seeds, including GM corn, and it may even ultimately conclude to limit or ban commercialization and/or research relating to genetically modified corn and other seed products. Local governments in China may also seek to evaluate GM seed products and issue their own interpretations and regulations. Any of these actions could have an adverse impact on our future development, and we would not be able to recover our research and development costs spent in developing biotechnology products.

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

It may take us a long time to generate revenue from our proposed agribusiness e-commerce platform.

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

We anticipate that for our e-commerce platform to be successful, it will have to provide a wide range of product offerings, such as agricultural seed products (e.g., corn seeds, soybean seeds, rice seeds and vegetable seeds), other agricultural inputs (e.g., fertilizers and agricultural chemicals), foods, household products, and other consumer products. Other than some of the seed products, we do not plan to produce the products we intend to sell on an e-commerce platform. Rather, we will rely on products provided by unrelated suppliers. Because we are a new player in e-commerce and have not built up a customer base yet, we may not have much purchasing power and may not be able to negotiate especially favorable terms with suppliers. We may not be able to obtain the range of products we believe necessary to make any e-commerce platform attractive to users. Therefore, our margins may be less than expected and our supply of products less certain.

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

The seed business and distribution channels are evolving and subject to continuous technological and market preference changes. Our success in this business area will depend on our ability to keep up with the changes in technology and user behavior, developing new products and creating innovations. Research, development and technological changes and innovations will require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We cannot assure that we can obtain financing to cover such expenditure. If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic and user base, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

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

All levels of the seed development, marketing and distribution business is very competitive throughout the world. We face China based competition from many seed producers who deploy both traditional seed development methods and more advanced technologically oriented seed producers. Increasingly, foreign seed producers are entering the China market with their seed products, which also include GM seeds. Pricing of seed products, which favor the less expensive traditional seeds, is also an issue for those producers of technologically advanced seeds and GM seeds, such as us.

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

GM seeds varieties need to be improved and altered over a relatively short time frame because the weeds and insects develop resistance to herbicides and pesticides, which often renders the benefits of a particular GM traits less effective. GM seeds need to be altered to tolerate higher doses and/or new varieties of herbicides and pesticides and other farming practices. Changing climatic conditions, such as changes in average rainfall and temperatures will require other modifications to GM seed so that they can be drought resistant. If our GM seed portfolio does not keep pace with these changes or goes in a direction that is not effective in the market, our position in the market would be adversely impacted. Alternatively, we believe that this characteristic of GM seeds gives us an opportunity to introduce our products into various seed markets needing new varieties. We will be required to continue to invest in new research to develop our portfolio of GM seeds so that our GM seeds can adapt to new herbicides and pesticides and differing soil, weather (drought) and growing conditions.

We have a comparatively short operating history in the field of biotechnology research when compared with international seed companies, and our business is subject to the risks of any evolving and developing enterprise, any one of which could limit our growth and our product and market development.

It continues to be difficult to predict how our continuing seed business will develop over the long term. Accordingly, we are still facing all of the risks and uncertainties encountered by companies in the earlier stages of development, such as:

●	uncertain and continued market acceptance for our product extensions and our services;
●	evolving nature of the crop seed industry in the PRC, which is marked by seed company consolidation, changing aspects of government subsidies to farmers and becoming more limited, over production of crop seeds, and less adherence to the qualities of branded seeds, among other things;
●	highly competitive conditions from both other branded seeds and unbranded seeds and changing customer preferences or needs that will harm sales of our products;
●	the competitive landscape of e-commerce in the PRC and the evolving use of e-commerce by the Chinese population and their needs and preferences;
●	maintaining our competitive position in the PRC and competing with Chinese and international companies, many of which have longer operating histories and greater resources than us;
●	the aging technology of our seed products that do not reflect current agricultural and farmer needs and the continual need to develop new seed products;
●	the cost of our products compared to other sources of seeds for the same crop types;
●	maintaining our current licensing arrangements and entering into new ones to expand our product offerings in both our domestic market and sought after international markets;
●	using a joint venture model for our continuing business where we maintain only a simple majority stake;
●	continuing to offer commercially successful products to attract and retain a larger base of direct customers and ultimate users;
●	continuing our existing arrangements with farms that grow our crop seed products and entering into new arrangements with additional production farms;
●	maintaining effective control of our costs and expenses; and
●	retaining our management and skilled technical staff and recruiting additional key employees.

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

Intellectual property rights are important to our business, as our seeds depend on long and complicated development processes. In our experience, the seed markets in China have substantial counterfeiting, and we believe many other kinds of agricultural products also are subject to counterfeiting. Overall, we plan to obtain and protect our intellectual property rights and those to which we have intellectual property rights of use and distribution. However, we may be unable to obtain protection for our intellectual property. Even if protection is obtained, competitors, growers or others in the chain of commerce may raise legal challenges to our rights or illegally infringe our rights, including through means that may be difficult to prevent, detect or defend. In addition, because of the rapid pace of technological change and the confidentiality of patent applications in some jurisdictions, competitors may be issued patents from applications that were unknown to us prior to issuance. These patents could reduce the value of our commercial or pipeline products and services or, to the extent they cover key technologies on which we have unknowingly relied, require that we obtain licenses at a financial cost to us or cease using the technology, no matter how valuable the patents may be to our business. We cannot assure you that we would be able to obtain such licenses on acceptable terms. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. There is a risk that the outcome of such potential litigation may not be in our favor. Such litigation may be costly and may divert management attention as well as consume other resources which could otherwise be devoted to our business. An adverse determination in any such litigation will impair our intellectual property rights and harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs due to lack of this kind of insurance being available in China, and we would have to bear all the costs arising from such litigation to the extent we are unable to recover such costs from other parties. The occurrence of any of the foregoing may harm our business, results of operations and financial condition.

Although the seed law of 2021 made significant improvements in plant variety protection and germplasm IP protection, intellectual property protection is still a developing legal sector in China. Implementation of PRC intellectual property-related laws has historically been lacking and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as they are in the United States or other countries, which increases the risk that we may not be able to adequately protect our intellectual property. The increase in counterfeiting seed products in the market is also affecting the sales of our products.

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

Risks relating to doing business in China

The effect of the continuing Coronavirus pandemic on our company cannot fully be determined at this time; however, as China has been largely successful in controlling the spread of the virus, currently it is not expected to have a major impact on either the overall Chinese economy or on the Company.

At this time, because of the Chinese government steps taken in combating the spread of the Coronavirus, the impact of the Coronavirus on the Company and on our ability to produce and distribute products has been insignificant. Although there was a strict lock-down in China in the middle of our fiscal year, we have largely overcome the adverse impact of that period. Currently, we do not expect any long term adverse impact of the Coronavirus on our business, due to the fact that we operate in China and our products are distributed in China. At this time, because the Chinese economy has not been so disrupted by the Coronavirus and government response, we do not expect the pandemic situation to have any significant adverse results on our overall financial condition.

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

We could face adverse tax consequences if the PRC tax authorities determine that our technical service agreements between Origin Biotechnology and the other PRC operating subsidiaries (and possibly our former subsidiaries), were not entered into based on arm’s length negotiations. If the PRC tax authorities determine that these agreements were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recorded by the operating subsidiaries, which could adversely affect us by:

●	increasing the PRC operating subsidiaries’ tax liability without reducing Origin Biotechnology’s tax liability, which could further result in late payment fees and other penalties to our PRC operating subsidiaries for under-paid taxes; or
●	limiting Origin Biotechnology’s ability to maintain preferential tax treatment and government financial incentives, which, if the transfer pricing adjustment is significant, could result in Origin Biotechnology failing to qualify for those preferential tax treatments and government financial incentives.

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

Risks relating to our corporate structure

Below are risk factors that relate to our business structure, which should be carefully reviewed before making an investment in the securities that may be offered by the company or in the public market. Of particular note, investors should understand the following:

a)investors are buying shares in a company formed under the laws of the British Virgin Islands, with operations in the Peoples Republic of China. Some of our PRC operations, being those related to the seed research and seed production are through operating entities established in the PRC that are variable interest entities, collectively, the VIE;
b)the Company and investors, in respect of the portion of our business operating in the PRC through a VIE, face uncertainty about future actions by the government of the PRC that could significantly limit and adversely affect the Company’s financial performance and the enforceability of the contractual arrangements of the VIE;
c)the Company has filed this annual report on Form 20-F detailing the financial aspects of the company, including consolidation of the VIE operations, which are not separately stated;
d)because the Company is a British Virgin Islands company formed in 2004, the Company was not required to apply for approval from the government of the PRC to be listed on a United States stock exchange, however, that could change in the future; and
e)the United States Holding Foreign Companies Accountable Act, which requires that the Public Company Accounting Oversight Board (PCAOB) be permitted to inspect the issuer's public accounting firm within three years, may result in the delisting of the operating company in the future if the PCAOB is unable to inspect the firm.

Part of our PRC operations is through subsidiaries are controlled subsidiaries through stock consignment agreements rather than by direct ownership of 100% of their equity, the terms of which may have to be enforced, which would require us to incur extra costs, create uncertainty as to ownership of the operating businesses involved and risk the possible loss of rights.

Under PRC law, foreign entities are not currently permitted to own more than 49% of seed production companies. As a result, 51% of Beijing Origin is owned through stock consignment agreements. In order to address those restrictions, Origin the holding company, a non-Chinese entity that cannot directly own all the shares of our PRC operating subsidiary, holds the right to control such shares in all respects, including voting, dividends, nomination of directors, and corporate management, through stock consignment agreements executed by the owners of that portion of the stock of these companies. In addition, if we engage in the research, production and sale of genetically modified seed products, then foreign entities are not currently permitted to own any portion of the seed production company, therefore we have to carefully structure our company.

There is the risk, however, that a consigning shareholder will not fulfill its obligations under the stock consignment agreement. In that event, we may need to resort to the PRC courts to have our rights under the applicable agreement enforced. Such enforcement will cause us to incur legal expenses. In addition, while a case is pending there will be uncertainty regarding our rights as to Beijing Origin, the PRC operating subsidiary involved as a VIE. A PRC court may decide not to enforce the agreements in whole or in part. To the extent these agreements are neither observed nor enforced as intended, the PRC operating subsidiaries will not be controlled by us as intended, which will affect our enterprise value and restrict our ability to obtain the income and other rights of ownership associated with the consigned stock. It may also prevent the consolidation of our financial statements with the PRC operating subsidiaries, which would reduce the reported earnings of the consolidated companies. The uncertainty of ownership may also adversely affect the market value of our ordinary shares.

Whether or not a stock consignment agreement is terminated depends on the consensus of our Board and the consignees. Any such termination could result in a possible loss of certain rights or assets held by us without receiving fair value in return.

The stock consignment agreements relating to our control of the stock of two of our PRC operating subsidiaries, Origin Beijing and Xinjiang Origin, may be terminated after three years upon mutual agreement between us and the consignees. One of the PRC consignees, Mr. Han, also serves as an officer and director of the Company.

There are corporate protections in place designed to protect our interests, such as an independent Board of Directors, an audit committee comprised of independent directors that must approve insider transactions, a code of conduct requiring fair dealing with the Company, and the British Virgin Islands statutory provision that a disposition of more than 50% of the assets of a company must be approved by a majority of the shareholders. Moreover, if consigned stock is transferred to us as provided in the stock consignment agreements when the restrictions under PRC law are lifted, that stock will no longer be subject to the stock consignment agreements, and the termination of the stock consignment agreements would then have no effect on the ownership of that stock. However, if the stock consignment agreements are terminated, then we would lose our rights with respect to the consigned stock and the profits from the issuing corporation. Such a loss would impair the value of the Company , impair the value of any interest in our ordinary shares, and would reduce our ability to generate revenues.

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that directly and indirectly provide food and agricultural products is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership may not exceed 49%.

We are a British Virgin Islands company and our PRC subsidiaries are considered a foreign-invested enterprise. To ensure compliance with the PRC laws and regulations, we conduct our foreign investment-restricted business in China through a variable interest enterprise, or a VIE as well as through wholly owned subsidiaries for the businesses that are not restricted. Our VIE currently holds the seed development business license and other licenses necessary for our operation of the agricultural restricted business, based on a series of contractual arrangements with their shareholders. These contractual agreements enable us, we believe, to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we exert control over our VIE and consolidate financial results of our VIE in our financial statements under U.S. GAAP.

In the opinion of our PRC legal counsel, when the overall structure was developed in 2004, (i) the ownership structures of our VIE in China were not then in violation of mandatory provisions of applicable PRC laws and regulations; and (ii) the agreements under the contractual arrangements among our VIE and its shareholders governed by PRC law are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we understand that that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations that may be applicable to our VIE. Thus, the PRC government may ultimately find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoking the business licenses and/or operating licenses of our PRC entities;
●	imposing fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations, or imposing other requirements with which we or our VIE may not be able to comply;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	placing restrictions on our right to collect revenues;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity rights of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE and its subsidiaries and joint ventures;
●	restricting or prohibiting our use of the proceeds from this offering or other of our financing activities to finance the business and operations of our VIE and its subsidiaries and joint ventures; or

●	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIE and its subsidiaries and joint ventures that most significantly impact their economic performance, and/or our failure to receive the economic benefits and residual returns from our VIE and its subsidiaries, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The contractual arrangements with our VIE and its shareholders may not be as effective as direct ownership in providing operational control.

We have to rely on the contractual arrangements with our VIE and its shareholders to operate the business in areas where foreign ownership is restricted. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIE in an acceptable manner or taking other actions that are detrimental to our interests, notwithstanding their contractual obligations.

If we had direct ownership of our VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of the Company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIE were to refuse to transfer their equity interests in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our VIE, our ability to exercise shareholders’ rights according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIE and third parties were to impair our control over our VIE, our ability to consolidate the financial results of our VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through the courts in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have actual or potential conflicts of interest with us.

The shareholders of our VIE may have actual or potential conflicts of interest with us. The shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of the Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and the Company, except that we could exercise our purchase rights under the agreements with these shareholders to request them to transfer all of their equity interests in our VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. We cannot assure you that such method, or any other methods that we may explore, will be effective in resolving the potential conflicts of interest between these shareholders and our company. In addition, we rely on the laws of the British Virgin Islands, which provide that directors and officers owe a fiduciary duty to the Company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIE have executed powers of attorney to appoint our WFOE to vote on their behalf and exercise voting rights as shareholders of our VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIE and the validity or enforceability of our contractual arrangements with our VIE and its shareholders. For example, a spouse of a VIE shareholder may claim that the equity interest of our VIE held by such shareholder is part of their community property in China and should be divided between such shareholder and the spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who may be found not to be subject to obligations under our contractual arrangements, which could result in a loss of the effective control over our VIE by us. Similarly, if any of the equity interests of our VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over our VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the taxable income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantially uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC, and took effect in July 2020. The Foreign Investment Law provides that (i) foreign-invested entities operating in “restricted” industries are required to obtain market entry clearance and other approvals from relevant PRC government authorities;(ii) foreign investors shall not invest in any industries that are “prohibited” under the Negative List. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our VIE is “restricted” or “prohibited” from foreign investment under the Negative List effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We may lose the ability to use and enjoy assets held by our VIE that are critical to the operation of our business if our VIE declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIE holds certain assets, notably the seed development business, that are be critical to the operation of our business. If the shareholders of our VIE breach the contractual arrangements and voluntarily liquidate our VIE, or if our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if our VIE undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

The oversight of the China Securities Regulatory Commission, Cyberspace Administration of China or other governmental authorities may adversely affect our business and their approval may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, require an overseas vehicles formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. It should be noted that the regulations are unclear and our ordinary shares were listed on Nasdaq in 2004.

At this time, we believe that no permission is required from any Chinese authorities (including the CSRC and the CAC) for or continued listing or any offering that may be made under a current or future registration statement and the listing of the ordinary shares on NASDAQ given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether any offering contemplated by the Company is subject to the M&A Rules; (ii) the date of our original listing, and (iii) our PRC subsidiaries were either incorporated as wholly foreign-owned enterprises by means of direct investment or by merger or acquisition of equity interest or assets of a PRC domestic company not subject to the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion.

The recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. There are still uncertainties regarding the interpretation and implementation of these opinions, and further explanations or detailed rules and regulations with respect to these opinions may be issued in the future. There is still substantial uncertainty as to whether or not these opinions will impose additional requirements on us.

In addition, the Data Security Law was promulgated on June 10, 2021, and became effective in September 2021. The Personal Information Protection Law was promulgated on August 20, 2021, and officially implemented on November 1, 2021. The Data Security Law, among other things, provides for security review procedures for data activities that may affect national security. The Personal Information Protection Law stipulates that critical information infrastructure operators and personal information processors that process personal information up to the number prescribed by the national cyberspace administration must store personal information and important data collected and generated within the territory of the PRC. If it is necessary to provide it overseas, the organization is required to pass the security assessment organized by the national cybersecurity and information department. Furthermore, Measures for Cybersecurity Review, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provide that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security will be subject to a cybersecurity review. Although we do not believe we are a critical information infrastructure provider, the PRC authorities could interpret such term broadly. If our company is deemed to be a critical information infrastructure operator under such rules, we could be subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities and be required to change our existing practices in data privacy and cybersecurity matters at substantial costs. During such cybersecurity review, we may be required to stop providing services to our customers, and such review could also result in negative publicity to us and diversion of our managerial and financial resources.

In addition, the draft amendment to the Measures for Cyber Security Review, or draft measures, published by the Cyberspace Administration of China in July 2021 provides that an application for cyber security review should be made by an issuer who is a “critical information infrastructure operator (CIIO)” or a “data processing operator” as defined therein before such issuer’s securities become listed in a foreign country if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cyber security review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect national security. We do not believe we are currently subject to these rules. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for any offering we may make or our continued listing on NASDAQ or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals, we may not be able to proceed with any offering and other overseas offerings, continued listing overseas of our ordinary shares, or face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds of any offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering.

As of the date of this prospectus, the exact scope of CIIOs and important data under the current laws, regulations and regulatory regime remains unclear, and the authorities may have wide discretion in the interpretation and enforcement of the related laws and regulations. To date, given the current nature of our business in China, we do not believe we are either a “CIIO” or a “data processing operator” holding personal information of more than one million users who is required to file for a cybersecurity review pursuant to the draft measures. However, we cannot guarantee that the relevant PRC regulatory authority will take a view that is not contrary to or otherwise from the opinion stated above. Currently, the draft measures have not materially affected our business and operations. If we are deemed as a CIIO, or as an operator who collects, uses and processes important data according to the Data Security Law, Personal Information Protection Law and other relevant laws and regulations, we may need to perform or be subject to certain prescribed obligations. If we were found to be in violation of these applicable laws and regulations, we may be subject to administrative penalties, including fines and service suspension.

To date, we have not been involved in any investigations on cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to this offering. As there are still uncertainties regarding the further enactment of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot assure you that we will be able to comply with such regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal or incompliant by the regulatory authorities and become subject to fines and/or other penalties. If we are unable to address such issue in a timely manner, or at all, we may be required to suspend or terminate our related businesses or face other penalties, our business, financial condition, results of operations, and prospects could be materially harmed.

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

On December 20, 2004, Chardan entered into a stock purchase agreement, referred to as the Stock Purchase Agreement, with State Harvest Holdings Limited, a company incorporated in the British Virgin Islands (“State Harvest BVI”) on October 6, 2004, and all the shareholders of State Harvest (BVI). On February 10, 2005, Chardan formed a wholly-owned subsidiary under the laws of the British Virgin Islands, under the name “Origin Agritech Limited,” referred to as Origin, to complete the stock acquisition of State Harvest (BVI). Chardan merged into Origin to re-domesticate out of the United States, and immediately thereafter, Origin acquired all of the issued and outstanding stock of State Harvest (BVI).

Our ordinary shares, have traded on the Nasdaq Capital Market since June 5, 2019. Prior to trading on that market, our ordinary shares were traded on the Nasdaq Global Market from November 8, 2005 to June 25, 2007, and the Nasdaq Global Select Market from June 26, 2007 to June 4, 2019.

Our business focus is primarily on the corn seed distribution business and research focus on genetically enhanced breeding technologies in agricultural crops.

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

During 2018 and 2019, we entered into six regional joint ventures for seed distribution business. This is also part of our long-term strategy to operate these distribution businesses under an e-commerce platform. These joint ventures include: Hubei Aoyu, Anhui Aoyu in Anhui province, Xuzhou Aoyu in Jiangsu province, Shandong Aoruixinong in Shandong province and Henan Aoyu in Henan province. Origin holds 50% of equity in Anhui Aoyu and 51% of equity in the other five joint ventures. The remaining equity interests in those joint ventures are held by local distributors. Origin owns these six joint ventures through Origin Biotechnology.

In 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and the Company formed a new entity, of which 51% and 49% of equity interests would be owned by BC-TID and the Company, respectively. Beijing Origin contributed the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the new entity. As of September 30, 2021, BC-TID has invested a total of RMB137.7 million ($20.2 million) as part of the agreement. The deal documents have been completed by both Origin and BC-TID and have been submitted to government officials for final approval which continues to be pending, largely due to the Covid-19 pandemic. The cash amount was used to repay the bank loan of the Company on the headquarters building and provide working capital. As part of the agreement, the Company transferred its seed business of Beijing Origin to Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology), which is the Company's wholly owned entity in China.

Our principal executive offices are located at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China, and our telephone number is (86-10) 5890-7588.

B.   Business Overview.

Overview

Origin Agritech Limited, along with its subsidiaries, is focused on agricultural biotechnology and an agricultural oriented e-commerce platform, operating in the PRC. Our seed research and development activities specialize in crop seed breeding and genetic improvement. The e-commerce activities will focus on delivering agricultural products to farmers in China via online and mobile ordering and tracking the source of the agricultural products via blockchain technologies. Origin believes that it has built a solid capacity for seed breeding technologies, including marker-assisted breeding and doubled haploids technologies, which it believes, along with its rich germplasm resources, will allow it to become a significant seed technology company in China. With the developmental changes occurring in rural China and our strong brand in that market, we believe we can establish a successful e-commerce platform for farmers in rural China.

We built an agricultural biotechnology research center in 2005 and have been leading the development of biotechnology among crop seed companies in China since then. We have established plant genetic engineering technology platforms, including transforming herbicide tolerance, insect resistance, nitrogen utilization efficiency, and drought stress tolerance traits into corn inbred lines. Of note, we made significant strides in developing our exclusive herbicide tolerance, insect resistance and phytase products, and recently drought resistant products. In November 2009, our genetically modified phytase corn received the Bio-Safety Certificate from China’s Ministry of Agriculture and Rural Affairs (“MARA”). This was the world’s first genetically modified phytase corn and also the first genetically modified corn seed product in China. The certificate was renewed by the MARA in January 2015. We also are pursuing the approval of other GM seed products in China, including glyphosate tolerant corn and insect resistant corn. We believe we have established a substantial seed product and germplasm pipeline.

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

Recently, the Ministry of Agriculture has taken a number of steps to encourage the GMO industry. Of primary importance is that passage of a new law with regard to hybrid seed approvals. As a result of the law change, three new corn traits have received biosafety certificate approvals in December of 2021. Overall, the renewed government activity with regards to GM biosafety certificate approvals is very positive after a decades-long pause in biosafety certificates approvals. Also, in December 2021, the Ministry of Agriculture published GMO corn and soybean variety approval procedures and standards which cleared the last regulatory obstruction in China. These indicators are generally seen as the country preparing to allow GM enhanced corn to be commercialized in China. However, the exact timing and nature of the future GM corn regulation is still uncertain. So, there continues to be regulatory uncertainty.

Seed Research and Development

Developments in the science of genetics have allowed seed producers to create entirely new products. Compared with conventional varieties, the obvious advantages of these new products, known as GM products, are higher yield, better quality and increased insect-resistance and herbicide tolerance. We are also working on drought resistant traits for corn and next generation quadruple stacked traits Farmers plant GM varieties to save time and cost, while also reducing field labor. GM corn, soybeans and cotton, among other crops, have been widely used in the United States and many other countries to guard against insect damage and to increase yield. Since receiving the Chinese government approval in 1997, cotton that has been genetically modified to guard against damage from borer insects is now widely planted and accepted in China. MARA has approved other crops, including GM traits in corn, rice and soybeans in biosafety evaluations. We believe that the Chinese government also is encouraging of GM crops, generally, although it is moving cautiously. China permits the importation of certain corn and soy products that are GM varieties. Notwithstanding, the government approvals, GM food products continue to face a low level of public acceptance. We believe that GM food crop seeds in time will be approved by MARA for production and sale and will be accepted in the Chinese market over time.

It is a fundamental that to get the highest yield of production with the least input on the land from fertilizers and pesticides, the seed industry will need to breed super varieties that are pest and disease resistant as well as drought and salt tolerant. All this means the seed industry will need to find the key genes and to work with them and gain government approvals and ultimately consumer acceptance.

Utilizing our existing hybrid seed product line, the Company seeks to further increase crop yield and produce higher quality seeds with the addition of GM traits. We commenced our own biotechnology research program in the early 2000’s with a goal of having technology in place to produce GM products when demand for these products is sufficiently high. In 2005, we built an internal research and development center in China for GM crop seeds. Our key focus is biotechnology for GM varieties of corn. We currently employ people who are primarily engaged in genetic transformation, molecular biomarker testing and genetic mapping activities. Our development efforts go beyond our internal biotechnology center, as this unit serves as a central hub to connect with other research facilities in other parts of China. We are collaborating with the China Agricultural University, Zhejiang University,National Maize Improvement Center, and China Academy of Agriculture Science in the field of biotechnology. These cooperative arrangements help enhance our research capabilities and will help enable us to develop and commercialize our products. We have established several plant genetic engineering technology platforms, which incorporate increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. The GM traits and products we are working on now include increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance in corn. We developed phytase GM corn, the first genetically modified corn seed product in China. We have applied for biosafety certificates for our drought resistance traits. Notwithstanding our obtaining the Bio-Safety Certificate from the Chinese government and our applications, there can be no assurance that GM products generally will be approved in China, and we expect that the introduction and acceptance of GM products will be cautious.

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

We currently have nineteen Chinese patents registered with the State Intellectual Property Office (“SIPO”) and with similar government offices in various countries related to our seed products. Among these nineteen patents, fourteen patents are registered in China, and one in each in the United States, Brazil and Argentina, and two are PCT patents which are related to the biotechnology corn seed. Also, in 2017 we have applied for one additional patent in China, in the field of our biotechnology corn seed, and the application has been accepted and is now being reviewed by SIPO.

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

Licensed Seed Products

We signed research agreements with domestic seed companies to incorporate certain Origin Beijing biotech traits into their leading seed varieties in a similar relationship as we have developed with the multinational seed companies. The process is generally planned in two steps: first to introgress the traits into partners parental lines and conduct field tests to confirm efficacy; once the results are confirmed and meet the expectations, then we enter into the second step which involves negotiation of a commercial agreement to define rights and benefit sharing.

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

The local seed companies in China, in many respects, are the legacy of a centrally planned agricultural economy. Most of these companies were affiliated with county governments, which played a role in determining what crops would be grown and by whom. As was often the case with planned economies, these extensions of the bureaucracy had no profit motive, and no incentive to improve efficiencies, increase sales or innovate with new products. Market expansion was limited by the tight geographic boundaries within which they were designed to operate.

The majority of these local companies continue to lack the scale and the resources to compete with us in a number of ways. Principally, they lack access to the improved, proprietary hybrids. Also, for the most part they do not have research and development programs for new seeds, effective marketing, advertising, technical support or customer service operations.

Two local companies, DaBeiNong and Longping have received biosafety certificates for their corn traits, which may become competitors in the future. The Company, however, has entered into an agreement with DaBeiNong to explore the combining of their traits with our germplasm for an enhanced GM corn product. The Company also sees this as a validation of the germplasm (seed bank) of owned by the Company and its research capabilities.

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

The multinational seed companies rely heavily on GM seed products in the non-PRC markets. GM seed products have only begun to be accepted in China. The extent of future acceptance of GM products is not yet determinable, although there are positive regulatory signs. To date, five corn traits have been approved, including phytase corn, and Bt Rice, but they have yet to obtain approval for commercial seed sales in China. The limited GM technology approval therefore currently limits their competitive advantage. Should GM seed products become more widely approved by the government and begin to gain broader acceptance in the market, as we expect they will in the future, the large biotech companies will become more serious competitors.

PRC Government Regulation on Operations

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

Seed Production and Operation License

The Revised Law combined the seed production license and distribution license regimes into one Seed Production and Operation License (“SP&O License”). An SP&O License can be obtained at either the provincial level or the national level. Depending on the variety of seeds that the licensee is seeking to produce, the license application requires minimum facility size with respect to office space, laboratory space, breeding space, and storage space; minimum equipment and machinery specifications; minimum number of technical personnel on-site; and minimum number of registered seed breed being produced.

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

Seed GMO Safety Regulations

The Chinese government published Regulations on Administration of Agricultural Genetically Modified Organisms Safety in December 2011 and the regulations were updated in October 2017 (the “GMO Regulations”). The GMO Regulations govern the research, experiment, production, processing, marketing, import and export of agricultural genetically modified organisms (“GMO”) in China. The GMO Regulations classified agricultural genetically modified organisms, or GMO, into Classes I, II, III and IV according to the extent of their risks to human beings, animals, plants, microorganisms and the ecological environment. The principal difference among the classes is the reporting obligation to the relevant agricultural administration. The testing of agricultural GMO will normally go through three stages; restricted field testing, enlarged field testing and productive testing. Depending on the classification of the GMO, the GMO research entity will have differing levels of reporting obligation to the Ministry of Agriculture and Rural Affairs (“MARA”) prior to the commencement of the testing and when the GMO advances from one testing stage to the next testing stage. After the completion of productive testing, the GMO research entity may make an application to the MARA for a safety certificate of the tested GMO. Our products are generally classified as Class I. As of September 30, 2019, the Company has received safety certificate for its phytase corn products. Two of our products are in the Biosafety certification application stage.

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

Foreign Ownership Restrictions of Chinese Seed Companies

Currently, China restricts foreign ownership of businesses in the seed industry. A foreign invested enterprise, or FIE that is engaged in the production, marketing, distribution and sale of food crop seeds is limited to 49% foreign ownership pursuant to the Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry (effective on September 8, 1997) and the Foreign Investment Industrial Guidance Catalogue (effective on December 1, 2007).

In addition to restrictions in the conventional seed business, China limits FIEs from engaging in the development, production and distribution of genetically modified corn seeds pursuant to the Foreign Investment Industrial Guidance Catalogue distributed by the Ministry of Commence of China in 2007. Furthermore, FIEs need to obtain government approvals to engage in the breeding of GM research and testing pursuant to the Agricultural Genetically Modified Organisms Safety Regulation.

Based on the foregoing, we conducted our seed development activities under Beijing Origin, a VIE, which is considered a domestic company and not a FIE. Recently, we have restructured our business and formed seed distribution businesses under Beijing Biotechnology, which is the Company's wholly owned entity in China.

Regulations Relating to E-Commerce and Internet Privacy

China’s e-commerce is governed by a number of inter-related laws. One of the principal laws that will govern our activities in e-commerce is the 2019 law aimed at protecting the legal rights and interests of all parties in e-commerce transactions and maintaining market order, which is focused on the requirements and obligations of e-commerce business operators. Other specific laws, for example, the Cybersecurity Law and the series of statutory standards for personal data protection, set out specific and even technical requirements constituting critical parts of the regulatory system governing e-commerce activities in China. Together the laws provide strong protections to customers related to personal data, financial data, invoicing, return policies and seller verification. We will be subject to these measures as a result of any of our activities in the areas of online direct sales and online marketplaces. To the extent of our activities in those areas of commerce, we will be required to adopt measures to ensure safe online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of a fine, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

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

The mobile app of any e-commerce platform will be governed by the Administrative Provisions on Mobile Internet Applications Information Services. Pursuant to these provisions, owners or operators of mobile apps that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. We require our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy.

Tax

Origin and State Harvest (BVI) are both tax-exempted companies organized in the British Virgin Islands.

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

C.   Organizational structure.

Origin Agritech Limited is a holding company, formed in the British Virgin Islands, with no operations of its own. Investors hold ordinary shares in the holding company. We conduct our operations in China primarily through our PRC Operating Companies, of which Beijing Origin (and its subsidiary, Xinjiang Origin) is a VIE arrangement, and the other companies are either full equity or part equity owned by State Harvest, which is full equity owned by the holding company. The following diagram illustrates our current organizational structure as of September 30, 2021.

(1)	We are in the process of restructuring Beijing Origin Seed Limited based on the joint venture agreement with BC-TID. Currently, we have direct ownership interest of 48.98% in Beijing Origin Seed Limited through State Harvest Holdings Limited, and we have an additional interest of 49.98% in Beijing Origin Seed Limited through State Harvest Holdings Limited under a series of stock consignment agreements with the respective shareholders of Beijing Origin Seed Limited. Our total financial interest in Beijing Origin is 98.96%. Xinjiang Origin is a subsidiary of Beijing Origin with 51% ownership, and the Company is in the process of transferring this ownership from Beijing Origin to Origin Biotechnology.

The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest as of September 30, 2021:

	Place of incorporation	Percentage
Name	(or establishment)/operation	of ownership

State Harvest BVI	British Virgin Islands	100% equity owned by Origin

Origin Biotechnology	Haidian District, Beijing, PRC	100% equity owned by State Harvest

Beijing Origin	Haidian District, Beijing, PRC	98.96% VIE owned and controlled by State Harvest

Xinjiang Origin	Jinbo City, Xinjiang Province, PRC	51% equity owned by Beijing Origin

Henan Aoyu	Zhengzhou City, Henan Province, PRC	51% equity owned by State Harvest

Anhui Aoyu	Hefei, Anhui Province, PRC	50% equity owned by State Harvest

Hubei Aoyu	Wuhan, Hubei Province, PRC	51% equity owned by State Harvest

Xuzhou Aoyu	Xuzhou, Jiangsu Province, PRC	51% equity owned by State Harvest

Shandong Aoruixinong	Qingdao, Shandong Province, PRC	51% equity owned by State Harvest

Stock Consignment Agreements

Under Chinese law, foreign ownership of businesses engaged in the breeding of new varieties, development, production, marketing, distribution and sale of hybrid food crop seeds is limited to 49% pursuant to the Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry and The Foreign Investment Industrial Guidance Catalogue. State Harvest (BVI), as a non-Chinese corporation, is limited in the ownership level of those our operating companies in China that it may own directly and those that may only be partly owned. Chinese law, we believe, does not forbid the owner of stock to consign rights associated with the stock, as long as the owner does not transfer title to the stock to a prohibited owner. Moreover, if we engage in the research and development of genetically modified seed products, then foreign entities are not currently permitted to own any of the seed production company.

To gain control over those companies that Origin may not fully own, State Harvest (BVI) entered into a stock consignment agreement with shareholders of those companies or, the parent of those entities. These agreements consign all of the rights of ownership of the shares not able to be held directly other than legal title, thus, effectively transferring the control of the shares subject to the agreements. Those rights include the right to manage in all respects the shares held in title by the shareholders that are parties to them, including all shareholder rights to call meetings of shareholders, to submit shareholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a shareholder in respect of the shares consigned. More specifically, the consignment agreements include giving the right to select, replace and increase the number of the directors and supervisors, recommend new directors and supervisory personnel and to exercise management rights, controlling rights and decision-making power over the shares of the subject company. Additionally, the shares of the PRC operating companies are pledged.

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

In the event that the consignment agreement is not enforced or is terminated because of a breach by the consignee that is not cured, the right to the underlying stock would be lost and the economic rights would be terminated. However, such a termination would not terminate the separate agreements entered into by Beijing Origin and Henan Origin to transfer technology from those companies to Origin Biotechnology, so even in the event of a termination of a consignment agreement, the consignee would continue to own the applicable PRC entity’s technology and intellectual property through Origin Biotechnology, its wholly owned subsidiary (see “Technical Service Agreements” below). Also, the termination of one shareholder’s consignment agreement does not cause the termination of any of other consignment agreement, so it would only result in a reduction in consigned shares under the consignee’s control.

The following is a table of the parties to the consignment agreements of the Company:

		% of Shares
PRC Operating Company	Consigning Owner	Consigned
Beijing Origin	Gengchen Han	17.55%
	Yasheng Yang	14.63%
	Liang Yuan	13.16%
	Yuping Zhao	2.04%
	Weidong Zhang	1.60%
	Weicheng Chen	1.00%
		49.98%

Technical Service Agreements

All of the intellectual property rights of the Company are held by Origin Biotechnology, some of which is pursuant to technical service agreements dated December 25, 2004, and similar arrangements. The holding company, through State Harvest, has the 100% equity interest of Origin Biotechnology. The purpose of this arrangement is to permit better management and licensing of the intellectual property. Under the technical service agreements, Origin Biotechnology provides technical research and production and distribution services to the other of the Company’s operating companies. These services include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds, and are to be charged on the sales of certain seed products in each fiscal year. These agreements are considered intra-company transactions.

Master Transaction Agreement

In September 2016, Origin entered into a Master Transaction Agreement to sell its certain of the seed production and distribution business of the Company to Beijing Shihui Agricultural Development Co. Ltd. (“Shihui”). In fiscal year 2017, Origin sold 98.58% equity ownership interest in Denong, 100% equity ownership interest in Changchun Origin and 100% equity ownership interest in Linze Origin, which represent our production, processing and distribution services, production and processing centers and marketing centers

D.   Property, plant and equipment.

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

Biotechnology Progress

While we continue to advance our GMO product pipelines with phytase traits and glyphosate tolerance technologies. Our most significant progress made in the last several years is in the new biotech pipelines of stacked traits of insect resistance and herbicide tolerance, drought resistance and next generation quadruple stacked traits. The Company continues to test the double stacked products of Bt and glyphosate tolerance genes against the technologies currently used in the global market.

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

Based on our successful development in biotech seed products, we have continued to take steps to secure our biotechnologies intellectual property protections. In 2021, changes to the seed law significantly improved protection for plant varieties and germplasm IP protection. We believe these patents will strengthen our position in the genetically modified seed technologies and will allow us to maintain our leading position in China and enter the global biotech traits market.

Since December, 2019, the Chinese Ministry of Agriculture and Rural Affairs, MARA, announced a list of GMO traits, including five corn traits, that were awarded biosafety certificates. Our double stacked Bt and GT genes are currently in the process to be reviewed by the MARA for biosafety certificates. In September, 2020, the Standard Testing Method and Procedures of the Company's two GMO corn seed traits were approved in a newly published National Standards Catalog by MARA. The traits that received the National Testing Standard approval are GH5112E-117C, the Company’s double stack of insect resistance and herbicide tolerance corn and G1105E-823, the Company’s herbicide tolerance corn. As part of the approval process, the traits were tested and reviewed by third-party institutes appointed by the MARA. This method will be the national standard for testing procedures for these traits in future variety development and commercialization.

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

Overall Analysis

For the fiscal year ended September 30, 2021, revenue was RMB 46.4 million (US$7.2 million), compared to RMB52.5 million for the fiscal year ended September 30, 2020. The decline in revenues was mainly due to significant scrap sales in fiscal year 2020 and limited supply in fiscal year 2021.

Total operating expenses from continuing operations for the fiscal year ended September 30, 2021 were RMB150.7 million (US$23.2 million), compared to the operating expenses of RMB95.1 million in fiscal year 2020. The operating expenses were affected by a onetime write-down of RMB60.7 million for two of our production facilities. Without this write-down, our operating expenses would be RMB90.1 million. The write-downs were due to underutilization of the facilities. However, we have the capability and plans to resume production at full capacity in the future. Selling and marketing expenses for fiscal year 2021 were RMB5.6 million (US$0.9 million), compared to RMB4.8 million. General and administrative expenses for the fiscal year ended September 30, 2021 were RMB73.3million (US$ 11.3 million), compared to RMB58.1 million year-over-year. Research and development expenses were RMB2.0 million (US$0.3 million) in fiscal year 2020, a decrease of 51.2% from RMB4.1 million in fiscal year 2020. The increase in general and administrative expenses for the fiscal year 2021 was mainly due to reserves for the potential tax liability, residue payment of capital expenses for prior periods, and non-cash one-time expenses. We expect that the general and administrative expenses to be significantly lower for the fiscal year 2022. Selling and marketing expenses remained low as the Company’s strategy to form seed distribution joint ventures helped to improve efficiency in the distribution businesses. Research and development expenses declined mainly due to the cost control efforts.

Net loss from continuing operations for the fiscal year ended September 30, 2021 was RMB127.0 million (US$19.6 million), compared with net loss from continuing operation of RMB102.4 million in fiscal year 2020.

Net loss attributable to Origin for the fiscal year ended September 30, 2021 was RMB91.5 million (US$14.1 million), compared to the net loss of RMB85.3 million for the fiscal year ended September 30, 2020.

Net loss per share was RMB16.29 or US$2.51 for the fiscal year 2021, compared with net loss per share of RMB16.95 in fiscal year 2020.

Total assets fell to RMB 119 million for the fiscal year ended September 30, 2021, compared with 255 million for the fiscal year ended September 30, 2020. The decreased is mostly due to the writing down of our production facilities in Lin Ze and Xin Jiang, which have been operating significantly below full capacity for the previous three years.

As of September 30, 2021, and 2020, we had approximately RMB15.4 million (US$2.4 million) and RMB22.5 million, respectively, in cash and cash equivalents for continuing operations. Total borrowings as of September 30, 2021 and 2020 were RMB137.5million (US$21.2 million) and RMB137.7 million, respectively. The borrowings as of September 30, 2021 is an interest-free loan from BC-TID and will be converted to the equity of the joint venture being formed between the Company and BC-TID. Excluding the interest-free borrowings from BC-TID, the Company doesn’t have any other financial debt. During fiscal year 2021, net cash used in operating activities was RMB25.1 million (US$3.9 million), compared with net cash used in operating activities RMB 5.6 million for the fiscal year ended September 30, 2020. Net cash provided by investing activities was RMB1.2 million (US$ 0.2 million) for the fiscal year ended September 30, 2021, compared with net cash provided by investing activities of RMB42.2 for the fiscal year ended September 30, 2020. Net cash provided by financing activities was RMB19.8 million for the fiscal year ended September 30, 2021, compared with net cash used in financing activities of RMB65.9 million for the fiscal year ended September 30, 2020.

The Company raised $2.62 million from the sale of 219,440 ordinary shares during the fiscal year ended September 30, 2021. The proceeds from the sale of the ordinary shares will be used for working capital and the grant amount will be used for the successful evaluation of the effects of two of its GMO corn traits. These funds will partially offset the losses generated by the ongoing operations of the Company.

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

Key developments for Origin's CRISPR Research

We established our CRISPR gene editing technology platform in 2017 to research genetic advancements to improve both the yield and nutritional composition of our corn hybrids. In September 2021, we began collaborating with China Agricultural University to develop new techniques which could reduce the time and cost of producing new corn varieties as compared to conventional hybrid breeding. We have made significant progress in this line of research and expect to develop new products using CRISPR in the coming planting season.

Research and Development Outlook

Our primary business activity is biotechnology research. We seek to become the leader in biotechnology and GM product commercialization in China. There has been some acceptance of GM crop seeds to date, and we expect wider acceptance will follow over time. In 2020-2021, we have seen encouraging signs of greater acceptance of GM crop seeds at the government level. For this reason we continue to pursue biotechnology seed development and invest in genetic modification programs that focus on improving yields, product quality, and insect resistance and disease tolerance for corn seeds and other selected crop seeds. The development of biotechnology attributes remains one of our business strategies. A significant proportion of our management resources are dedicated to building these capabilities across the Company.

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
4.	Production Test: a relatively large-scale test before production and application; and
5.	Obtaining the safety certificate on genetically modified organisms

Key factors affecting our growth, operating results and financial condition

We expect our future growth, operating results and financial condition to be driven and affected by a number of factors and trends including but not limited to:

●	our ability to strategically manage our growth and expansion, organically or through mergers and acquisitions. If we do not manage our growth effectively, our growth may slow down and we may not be able to achieve or maintain profitability;
●	our ability to fit acquisitions and our corporate reorganization into our overall growth strategies to generate sufficient value to justify their cost;
●	our ability to develop new products and new commercial avenues;
●	our ability to evaluate our business lines and take action to discontinue aspects of our business as well as to take cost savings measures for the future growth of the company;
●	our ability to partner or joint venture for the creation of more advanced bio-technology products or develop new enterprises;
●	our ability to launch and develop our on-line marketing platform;
●	our ability to continue to license or acquire crop seeds from third party developers and our ability to develop proprietary crop seeds;
●	future consolidations in the crop seed industry in China that may give rise to new or strengthened competitors;
●	the possibility that the crop seed industry in China may favor genetically modified seeds over hybrid seeds, and our ability to develop and market such products;
●	the impact of regulation affecting our industry; and

We also believe our business benefits importantly from certain government incentives including tax incentives, the expiration of which, or changes to which, could have an adverse effect on our operating results.

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

We have assessed the product quality, unsold quantity and the amount unit cost exceed the selling price performed by our quality inspectors and sales staff on an annual basis, and accordingly, determined the inventory write-downs based on the assessment results. We believe that the current methodologies on impairment assessment are adequate to address the risks of inventory write-downs. For fiscal year 2021, we had write-off provision of RMB7.98million (US$1.23 million ) for inventories, compared to written off of provision of RMB6.84million for fiscal year 2020 and provision of RMB5.97 million for fiscal year 2019.

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

Results of Operations

Fiscal Year ended September 30, 2021, compared to Fiscal Year ended September 30, 2020

Revenues

For the fiscal year ended September 30, 2021, revenue was RMB 46.4 million (US$7.2 million), compared to RMB52.5 million for the fiscal year ended September 30, 2020. The decline in revenues was mainly due to significant scrap sales in fiscal year 2020 and limited supply in fiscal year 2021.

Operating expenses

Total operating expenses from continuing operations for the fiscal year ended September 30, 2021 were RMB150.7 million (US$23.2 million), compared to the operating expenses of RMB95.1 million in the fiscal year 2020. The increase in operating expenses was mainly due to a few one-time expenses.

Selling and marketing

Selling and marketing expenses for fiscal year 2021 were RMB5.6 million (US$0.9 million), compared to RMB4.8 million. Selling and marketing expenses remained low as the Company’s strategy to form seed distribution joint ventures helped to improve efficiency in the distribution businesses.

General and administrative

General and administrative expenses from continuing operations primarily consist of salary and compensation, depreciation and amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies. General and administrative expenses for the fiscal year ended September 30, 2021, were RMB73.3 million (US$11.3 million), compared to RMB58.1 million year-over-year. The increase in general and administrative expenses for the fiscal year 2021 was mainly due to reserves for the potential tax liability, residue payment of capital expenses for prior periods, and non-cash one-time expenses. We expect that the general and administrative expenses to be significantly lower for the fiscal year 2022.

Research and development

Research and development expenses from continuing operation primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds and genetically modified products, travelling expenses, depreciation of plant and equipment, and expenses paid to certain research institutes to carrying research projects on behalf of Origin during the period. Research and development expenses were RMB2.0 million (US$0.3 million) in fiscal year 2020, a decrease of 51.2% from RMB4.1 million in fiscal year 2020, mainly due to the cost control efforts.

Loss from operations

Loss from operation for the fiscal year ended September 30, 2021, was RMB138.0 million (US$21.3 million), compared with net loss from operation of RMB91.6 million in fiscal year 2020.

Interest expense

Interest expense was RMB8.6 million (US$1.3 million) for the fiscal year 2021 compared to RMB5.8 million a year ago.

Rental income and other non-operating income (expenses), net

The company received rental income for its headquarters building of RMB6.0 million (US$0.9 million) and incurred other non-operating expenses of RMB14.9 million (US$2.3 million) during the fiscal year ended September 30, 2021. For the year ended September, 30, 2020, the rental income was RMB7.6 million and the other non-operating expenses were RMB6.7 million.

Net Loss

Net loss attributable to Origin for the fiscal year ended September 30, 2021, was RMB91.5 million (US$14.1 million), compared to the net loss of RMB85.3 million for the fiscal year ended September 30, 2020.

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

B.   Liquidity and Capital Resources.

As of September 30, 2021, and 2020, we had approximately RMB15.4 million (US$2.4million) and RMB22.5 million, respectively, in cash and cash equivalents for continuing operations. Total borrowings as of September 30, 2021 and 2020 were RMB137.6million (US$21.2 million) and RMB137.7 million, respectively. The borrowings as of September 30, 2021 is an interest-free loan from the BC-TID and will be converted to the equity of the joint venture being formed between the Company and BC-TID. The transactions documentation for which has been completed and submitted to government officials for approval. Excluding the interest-free borrowings from BC-TID, the Company doesn’t have any other financial debt. During fiscal year 2021, net cash used in operating activities was RMB25.1 million (US$3.9 million), a significant improvement compared with net cash used in operating activities RMB5.6 million for the fiscal year ended September 30, 2020. Net cash provided by investing activities was RMB1.2 million (US$0.2 million) for the fiscal year ended September 30, 2021, compared with net cash provided by investing activities of RMB42.2 million for the fiscal year ended September 30, 2020. Net cash provided by financing activities was RMB19.8 million (US$3.1 million) for the fiscal year ended September 30, 2021, compared with net cash provided by financing activities of RMB65.9 million for the fiscal year ended September 30, 2020. Overall cash position improved mainly due to the RMB137.7 million interest-free loan from BC-TID.

The Company raised $2.62 million from the sale of 219,440 ordinary shares during the fiscal year ended September 30, 2021. The proceeds from the sale of the ordinary shares will be used for working capital and the grant amount will be used for the successful evaluation of the effects of two of its GMO corn traits. These funds will partially offset the losses generated by the ongoing operations of the Company. After September, 2021, the Company raised an additional $2.62 million from the sale of 219,440 ordinary shares.

As of September 30, 2020 and 2021, we had approximately RMB22.5 million and RMB15.4 million (US$2.4 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and short-term liquid investments with maturities of three months or less deposited with banks and other financial institutions.

We financed our operations through cash generated from the sale of securities, borrowings, a MARA grant and revenues. As of September 30, 2021, we had total long-term borrowings of RMBnil million (US$nil million), which are interest-free loans from BC-TID and will be converted to the equity for the joint venture being formed between the Company and BC-TID. During the fiscal year ended September 30, 2021, we sold an aggregate of 219,440 ordinary shares under an “at the market” arrangement, for gross proceeds of $2.62 million.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12 months ended September 30, 2019, 2020, and 2021.

Item	2019	2020	2021	2021
(In thousands)	RMB	RMB	RMB	US$
Net cash used in operating activities	(60,130)	(5,615)	(25,077)	(3,868)

Net cash provided by investing activities	—	(42,243)	(1,209)	(186)

Net cash provided by (used in) financing activities	62,978	65,918	19,838	3,059

Net (decrease) increase in cash and cash equivalents	2,848	18,060	(6,448)	(995)

Cash and cash equivalents, beginning of year	1,990	3,198	22,482	3,467

Effect of exchange rate changes on cash and cash equivalents	(1,640)	1,371	(816)	(126)

Operating activities:

Net cash used in operating activities was RMB25.1 million (US$3.9 million) for the fiscal year ended September 30, 2021, compared with cash used in operating activities of RMB5.6 million for the fiscal year ended September 30, 2020.

Investing activities:

Net cash provided by investing activities was RMB1.2 million (US$0.2 million) for the fiscal year ended September 30, 2021, compared with cash provided by investing activities of RMB42.2 for the fiscal year ended September 30, 2020.

Financing activities:

Net cash provided by financing activities was RMB19.8 million (US$3.1 million) for the fiscal year ended September 30, 2021, compared with cash provided by financing activities of RMB65.9 million for the fiscal year ended September 30, 2020.

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

Substantial doubt about the ability to continue as going concern

The Company incurred net losses from continuing operations of RMB65.7 million, RMB102.8 million and RMB127.1 million, (US$19.6 million) in the years ended September 30, 2019, 2020 and 2021, respectively. Our working capital deficit was RMB112.5 million and RMB228,9 million (US$35.3 million) as of September 30, 2020 and 2021, respectively. Accumulated deficit was RMB559.1million and RMB648.3 million (US$100.0 million) as of September 30, 2020 and 2021, respectively.

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

Prior to of January 31, 2021, the Company had raised a total of $4.98 million through equity financing. A total of 499,440 ordinary shares were issued for this equity financing.

Besides aforementioned cash inflows, the Company is also seeking funds from other resources including but not limited to licensing its core seed traits to its customers, applying for more government grants for research and development activities, pursuing other capital investment from investors and selling certain company assets. The Company consistently reviews its working capital requirements.

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

We have established technological cooperative relationships with five universities and sixteen research institutes in China, including Zhejiang University, China Agricultural University, Chinese Academy of Agricultural Sciences, the National Maize Improvement Center, and Henan Agriculture University. We employ seventy-two full-time research personnel.

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

F.   Tabular Disclosure of Commitments and Contingencies.

We have various contractual obligations that will affect our liquidity. The following table sets forth our contractual obligations as of September 30, 2021.

	Payments due by period in RMB’ 000s
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Operating Lease Obligations	3,230	356	357	357	1,446

G.   Safe Harbor.

Except for historical facts and financial data, the information included in Items 5.A through 5.D and 5.F is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in this Item 5.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of January 31, 2020.

Name	Age	Position
Gengchen Han	67	Chairman of the Board, Chief Executive Officer
Michael W. Trimble	65	Independent Director
Rong Chen	66	Independent Director
Fei Wang	45	Independent Director
Min Lin	57	Independent Director

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

B.   Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB nil (US$ nil) for the twelve months ended September 30, 2021. Directors and executives are awarded with equities and stock options, which are stated in the chart found below.

2009 Performance Equity Plan

On April 22, 2010, our company adopted the 2009 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. No further awards may be made under this plan. We had outstanding awards for 33,000 options under the 2009 Plan at September 30, 2021.

2014 Performance Equity Plan

On December 22, 2014, the company adopted the 2014 Performance Equity Plan, under which we are able to issue equity awards for up to 5,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. In addition to current equity awards to the directors and officers, we plan to expand our equity awards to a broader range of employees in order to align our employee incentives towards our stock performance. We had outstanding awards for 284,370 options under the 2014 Plan at September 30, 2021.

Those awards held by the directors and officers are listed below.

Ordinary
Shares
Underlying
	Outstanding	Exercise
	Option	Price	Grant Date	Expiration Date
Gengchen Han
	12,000	$13.80 /Share	January 4, 2016	January 4, 2023
	12,000	$20.7 /Share	January 3, 2017	January 3, 2023
	12,000	$9.10 /Share	January 2, 2018	January 2, 2023
	12,000	$5.19 /Share	January 2, 2019	January 2, 2024
	12,000	$5.30 /Share	January 2, 2020	January 2, 2025
	12,000	$13.99 /Share	January 5, 2021	January 5, 2026

Michael Trimble
	5,00	$13.80 /Share	January 4, 2016	January 4, 2023
	2,000	$20.7 /Share	January 3, 2017	January 3, 2023
	2,000	$9.10 /share	January 2, 2018	January 2, 2023
	2,000	$5.19 /Share	January 2, 2019	January 2, 2024
	2,000	$5.30 /Share	January 2, 2020	January 2, 2025
	2,000	$13.99 /Share	January 5, 2021	January 5, 2026

Rong Chen
	2,000	$5.19 /Share	January 2, 2019	January 2, 2024
	2,000	$5.30 /Share	January 2, 2020	January 2, 2025
	2,000	$13.99 /Share	January 5, 2021	January 5, 2026

Fei Wang	2,000	$5.30 /Share	January 2, 2020	January 2, 2025
	2,000	$13.99 /Share	January 5, 2021	January 5, 2026

2021 Performance Equity Plan

On April 30, 2021, the company adopted the 2021 Performance Equity Plan, under which we are able to issue equity awards for up to 1,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company in order to align our employee incentives towards our stock performance. We had outstanding awards for nil options under the 2021 Plan at September 30, 2021.

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

Pursuant to the terms of its charter, as amended, the Audit Committee’s responsibilities include, among other things:

●	annually reviewing and reassessing the adequacy of the Audit Committee’s form of charter;
●	reviewing our annual audited financial statements with our management and our independent auditors and the adequacy of our internal accounting controls;
●	reviewing analyses prepared by management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
●	engaging of the independent auditor;

●	reviewing the independence of the independent auditors;
●	reviewing our auditing and accounting principles and practices with the independent auditor and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditor or our management;
●	appointment of the independent auditor; and
●	approving professional services provided by the independent auditors, including the range of audit and non-audit fees.

The Audit Committee pre-approves the services to be provided by our independent auditors. The Audit Committee also reviews and recommends to the board of directors whether or not to approve transactions between us and any officer or director that occurs outside the ordinary course of business.

Compensation Committee

The members of our Compensation Committee are Rong Chen (chairman), Michael Trimble and Ms. Fei Wang. The Compensation Committee also administers our equity award plans, including the authority to make and modify awards under each of the 2009, 2014 and 2021 Performance Equity Plans. The current charter of the Compensation Committee, which was adopted March 16, 2007, provides that the committee is responsible for:

●	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors, officers and other senior employees;
●	reviewing and determining performance-based awards and compensation for our officers and other employees;
●	reviewing and determining share-based compensation (including the 2009 and 2014 Performance Equity Plans) for our directors, officers, employees and consultants;
●	administering our equity incentive plans (including the 2009 and 2014 Performance Equity Plans) in accordance with the terms thereof; and
●	such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

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

Pursuant to a vote by the board of directors taken at a board meeting held March 16, 2007, the Nominating Committee charter was amended. Pursuant to the terms of its charter, as amended, the Nominating Committee’s responsibilities include, among other things:

●	actively seeking and evaluating qualified individuals to become new directors as needed;
●	reviewing current directors’ suitability when their terms expire or one has a significant change in status;
●	making recommendations with respect to succession planning for the co-chief executive officer and other officers; and
●	such other matters that are specifically delegated to the Nominating Committee by our board of directors from time to time.

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

Under Rule 5620, a U.S. domestic issuer must solicit proxies and provide proxy statements for all meetings of shareholders. There are no such mandatory requirements under BVI laws, and therefore, we are not required to hold an annual meeting of the shareholders. We follow our home country practice as to annual meetings.

Under Rule 5635, a US domestic listed company is required to obtain shareholder approval of equity award plans and issuances of equity securities in excess of certain amounts based on our outstanding ordinary shares when at less than the market price or book value. There are no such mandatory requirements under BVI law. We do not plan to get shareholder approval for increases in the 2014 Plan, approval of the 2021 Plan or for any other equity award plan approved by the directors in the future or for issuances of equity securities that exceed 20% of the outstanding ordinary shares of the Company if they are sold at less than the market price or book value.

We have filed documentation with Nasdaq exempting the company under those provisions of the Nasdaq regulations that BVI law does not require the Company to follow.

D.   Employees.

We currently have 54 employees, including management, managers and research and related personnel. All of our employees are located in China.

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

E.   Share Ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 25, 2021, by each of our directors and executive officers who beneficially own our ordinary shares, and other principal shareholders.

	Shares Beneficially Owned
	( * )
		Percentage of
	Number	Total
Directors and Executive Officers:
Gengchen Han, Chairman of the Board and CEO (1)(2)	860,383	14.85%
Michael W. Trimble, Director (3)	54,400	**	%
Rong Chen, Director (1)(4)	—	**	%
Fei Wang, Director (1)(5)	2,000	**	%
Min Lin, Director (1)	—	—
5% and Greater Shareholders
Tiger Capital Fund SPC (6)	1,696,450	29.28%

* Beneficial ownership and percentage are determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

** Less than 1%

(1)The business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing, PRC 102206.
(2)Includes 72,000 shares that may be acquired under stock options held by Dr. Han. The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares.
(3)Includes 10,500 shares that may be acquired under stock options held by Mr. Trimble. The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131.
(4)Includes 6,000 shares that may be acquired under stock options held by Mr. Rong Chen.
(5)Excludes 4,000 shares that may be acquired under stock options held by Ms. Fei Wang.
(6)The business address of Tiger Capital Fund SPC (Tiger Fund) is Floor 4, Willow House, Cricket Square, Grand Cayman, KY 1-9010, Cayman Islands. In addition, Includes 1,000,000 ordinary shares issuable under a warrant held by Tiger Capital Fund SPC.

None of the above shareholders have voting rights that differ from the voting rights of other shareholders.

A substantial number of the ordinary shares are held in “street name,” and the company believes that a large portion of these shares represent holdings of non-United States shareholders through brokers in non-United States jurisdictions. Because these holdings are in street name, the company cannot determine the actual number or jurisdictions in which these shares are held. The company believes that it continues to qualify as a foreign private issuer.

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

On February 15, 2012, the SAFE promulgated the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the 2007 Stock Option Rule became replaced, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule, i.e., the domestic employees participating in stock incentive plan of an overseas-listed company shall appoint the PRC subsidiary of the overseas-listed company or a domestic qualified agent to make the registration of the stock incentive plan with the SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by the SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas-listed company shall include the limited liability company, partnership and the representative office directly or indirectly established by such overseas-listed company in China and the domestic employees shall include the directors, supervisors, the senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for no less than one year.

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

Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises and Sino-foreign equity joint ventures include:

●	Wholly Foreign Owned Enterprise Law (1986), as amended;
●	Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;
●	Sino-Foreign Equity Joint Venture Enterprise Law (1979), as amended;
●	Sino-Foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended; and
●	PRC Enterprise Income Tax Law and its Implementation Rules (2007), amended in 2017 and 2018.

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

Taxation in China

We are a holding company incorporated in the BVI, which indirectly holds our equity interests in our PRC operating subsidiaries. The EIT Law and its implementation rules, provide that a PRC enterprise is subject to a standard income tax rate of 25%, and China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent’s jurisdiction of incorporation and China to reduce such rate.

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

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ordinary shares. This discussion applies to you only if you hold and beneficially own our ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

●	dealers in securities or currencies;
●	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;
●	banks or other financial institutions;
●	insurance companies;
●	tax-exempt organizations;
●	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ordinary shares through any such entities;
●	persons that hold ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;
●	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;
●	persons liable for alternative minimum tax; or
●	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ordinary shares) entitled to vote.

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ordinary shares and are:

●	a citizen or resident of the United States for U.S. federal income tax purposes;
●	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;
●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

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

Non-U.S. Holders

If you beneficially own ordinary shares and are not a U.S. Holder for U.S. federal income tax purposes, or a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to ordinary shares unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires, as a condition for you to be subject to U.S. federal income tax with respect to income from your ordinary shares, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding, on any gain realized upon the sale or exchange of ordinary shares, unless:

●	that gain is effectively connected with the conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ordinary shares, such gain is attributable to a permanent establishment that you maintain in the United States; or
●	you are a nonresident alien individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.

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

I.   Subsidiaries information.

See Item 4. “Information on the Company, Subpart C – Organizational Structure.”

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

Currently, we have booked the first tranche investment from BC-TID as the long-term debt. According to the joint venture agreement was BC-TID, this debt is an interest-free loan and will be converted to the equity for the joint venture when the JV is formed. However, if we enter any new bank loans during the course of business, we might be exposed to the interest rate risk.

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

We have recorded RMB1.7 million (US$0.3 million) of foreign exchange loss in our net loss for the twelve months ended September 30, 2021, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi - U.S. dollar exchanges are exchanged, as well as re-evaluate its policy of using a fixed-rate regime to a basket of currencies govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

The inflation rate in china averaged 4.95 % from 1986 to 2021. In October 2021, the inflation rate increased sharply to 1.5% from 0.7% the month before, due to a faster rate of increases of non-food prices. The producer price index jumped 13.5% in October 2021 from a year ago, accelerating from September 2021 rate 10.7%, according to China's National Bureau of Statistics. The Company expects inflation to affect food prices as the producer price increase pushes through to consumer prices, causing an increase. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.9%, 2.4% and 1.07% in the fiscal years ended September 30, 2019, 2020 and 2021, respectively, but the forecast for the next several years has inflation at an annual rate of 2%. Sustained or increased inflation in China could have an adverse impact on China’s economy, which could affect our operational costs and demand for our products and services. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially changed during the period covered by this Annual Report.

ITEM 15.     CONTROLS AND PROCEDURES

(a)          Disclosure Controls and Procedures: As of September 30, 2021 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s Chief Executive Officer and the Chief Financial Officer, which positions are filled by the same person, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company's disclosure controls and procedures. We concluded that the Company’s disclosure controls and procedures as of September 30, 2021 were ineffective as management has identified a material weakness which is detailed in the accompanying Item 15(b), Report of Origin’s Management on Internal Control over Financial Reporting.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2021. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, the management identified a material weakness in the Company’s internal control over financial statement closing process, and as a result, management concluded that the Company’s internal control over financial reporting was not effective as of September 30, 2021.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)     Audit Fees.

The aggregate fees billed for professional services rendered by BF Borgers CPA PC in connection with the audit of the consolidated financial statements for the fiscal year ended September 30, 2020, were US$150,000 and for the fiscal year ended September 30, 2021, were US$175,000.

(b)     Audit - Related Fees.

The aggregate fees billed for professional services rendered by BF Borgers CPA PC for the performance of agreed upon procedures on the quarterly financial statements during the year ended September 30, 2020 and 2021 were RMB-nil-, and RMB-nil- (US$-nil-), respectively.

(c)     Tax Fees.

We did not enter into any engagement during the fiscal years ended September 30, 2020 or 2021 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d)     All Other Fees.

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal years ended September 30, 2020 and 2019.

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

4.3

2021 Performance Equity Plan (Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (file no. 333-256186) filed with the Securities and Exchange Commission on May 17, 2021).

4.4

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

4.11

Equity Transfer Agreement between Beijing Origin and China National Center for Biotechnology Development dated as of December 28, 2004 (Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576 ) filed with the Securities and Exchange Commission on July 14, 2006)

4.12

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

4.15	2014 Performance Equity Plan (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on January 12, 2015).

4.16

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

15.1*

Consent of B F Borgers CPA PC to the incorporation of its report on the Registrant’s consolidated financial statements for fiscal years ended September 30, 20209 and 2021 into Registrant’s Registration Statements on Form S-8 (#333-202947, #333-166226, #333-145865 and 33-256186) and Form F-3 (333-253866).

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: February 4, 2022	ORIGIN AGRITECH LIMITED

/S/ Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

Reports of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Origin Agritech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited (the "Company") as of September 30, 2020 and 2021, the related consolidated statements of income (loss) and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended September 30, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition in relation to fraud

As described in Note 2 to the consolidated financial statements, management applies FASB Topic 606, Revenue from Contacts with Customers (“ASC 606”) to recognize revenue. Management recognizes revenue upon transfer of control of promised products to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products. The Company’s revenue, inclusive of related party revenue, can be most simply divided into Government Subsidies revenues and Seed sale revenues.

The principal considerations for our determination that performing procedures over the full completion of revenue contracts and subsequent payment collections is a critical audit matter. This in turn led to significant effort in performing our audit procedures which were designed to evaluate whether the contractual terms, the timing of revenue recognition and the subsequent collections were appropriately identified and accounted for by management under ASC 606.

Our audit procedures included, among others, understanding of controls relating to management’s revenue recognition process, examining transaction related documents, confirming revenues and outstanding receivables at the balance sheet date with a sample of the customers, and testing collections subsequent to the balance sheet date.

/s/ B F Borgers CPA PC

We have served as the Company’s auditor since 2020.

Lakewood, Colorado

February 4, 2022

ORIGIN AGRITECH LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except number of share and per share data)

	2020	2021	2021
	RMB’000	RMB’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	22,482	15,351	2,367
Restricted cash	147	14	2
Due from related parties, net of bad debt allowance (note 3)	22,305	29,179	4,499
Accounts receivable, net	3,111	260	40
Advances to suppliers	2,473	5,799	894
Inventories (note 5)	13,568	4,178	644
Other current assets	312	3,362	518
Total current assets	64,398	58,143	8,964
Asset held for sale (note 6)	5,652	—	—
Land use rights, net (note 7)	9,785	1,854	286
Plant and equipment, net (note 8)	115,451	48,684	7,507
Long-term investment (note 9)	10,353	4,596	709
Acquired intangible assets, net (note 10)	4,648	3,774	582
Operating lease right-of-use assets, net (note 11)	2,253	1,904	294
Due from related party-noncurrent (note 3)	42,246	—	—
Other assets	97	83	13
Total assets (including amounts of the consolidated VIEs without recourse to the Company of RMB144,038 and RMB52,894 as of September 30, 2020 and 2021, respectively) (note 1)	254,883	119,038	18,355
LIABILITIES AND EQUITY
Current liabilities:
Borrowings (note 12)	—	137,660	21,226
Accounts payable	9,597	9,170	1,414
Due to growers	6,673	6,673	1,029
Due to related parties (note 3)	26,481	30,269	4,667
Advances from customers	64,690	45,754	7,055
Income tax payable	936	908	140
Lease Liability - current	559	559	86
Other payables and accrued expenses (note 13)	68,004	55,374	8,541
Total current liabilities	176,940	286,367	44,158
Long-term borrowing (note 12)	137,660	—	—
Lease Liability - noncurrent	2,671	2,552	393
Other long-term liability (note 14)	23,074	15,717	2,423
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB310,711 and RMB274,114 as of September 30, 2020 and 2021, respectively) (note 1)	340,345	304,636	46,974

Commitments and contingencies (note 23)
Shareholders’ equity (deficit):
Common stock (no par value); 60,000,000 shares authorized, 5,466,633 and 5,708,003 shares issued as of September 30, 2020 and 2021	—	—	—
Additional paid-in capital (note 15)	514,675	539,315	83,158
Accumulated deficit	(559,104)	(650,633)	(100,323)
Treasury stock at cost 34,909 and 20,523 shares as of September 30, 2020 and 2021, respectively)	(10,356)	(6,133)	(946)
Accumulated other comprehensive loss	(22,405)	(23,221)	(3,581)
Total Origin Agritech Limited shareholders’ deficit	(77,190)	(140,672)	(21,692)
Non-controlling interests	(8,272)	(44,926)	(6,927)
Total deficit	(85,462)	(185,598)	(28,619)
Total liabilities and equity	254,883	119,038	18,355

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except number of share and per share data)

	Year ended September 30,
	2019	2020	2021	2021
	RMB'000	RMB'000	RMB'000	US$'000
Revenues, including sales to related parties of RMB37,987, RMB 15,927 and RMB 10,808 for the years ended September 30, 2019, 2020, and 2021 respectively (note 3)	92,440	52,513	46,425	7,158
Cost of revenues	(105,270)	(49,000)	(33,611)	(5,183)
Gross profit(loss)	(12,830)	3,513	12,814	1,975
Operating expenses
Selling and marketing	(4,038)	(4,820)	(5,564)	(858)
General and administrative	(27,229)	(58,069)	(73,315)	(11,305)
Research and development	(13,267)	(4,116)	(1,979)	(305)
Impairment of assets	(4,130)	(28,091)	(69,870)	(10,773)
Total operating expenses, net	(48,664)	(95,096)	(150,728)	(23,241)

Loss from operations	(61,494)	(91,583)	(137,914)	(21,266)
Interest expense, net	(4,677)	(5,796)	(8,558)	(1,320)
Impairment of long-term investment	—	(5,994)	(5,958)	(919)
Rental income (note 17)	4,611	7,643	10,603	1,635
Other non-operating income (expense),net	(3,583)	(6,687)	14,924	2,301
Loss before income taxes	(65,143)	(102,417)	(126,903)	(19,569)

Income tax (expense) (note 18)	(510)	(425)	(178)	(27)
Net loss	(65,653)	(102,842)	(127,081)	(19,596)
Less: Net income (loss) attributable to non-controlling interests	(3,533)	(17,581)	(35,552)	(5,482)

Net loss attributable to Origin Agritech Limited	(62,120)	(85,261)	(91,529)	(14,114)
Other comprehensive loss
Net loss	(65,653)	(102,842)	(127,081)	(19,596)
Foreign currency translation difference	(1,640)	1,371	(816)	(126)
Comprehensive loss	(67,293)	(101,471)	(127,897)	(19,722)
Less: Comprehensive income (loss) attributable to non-controlling interests	(3,533)	(17,581)	(35,552)	(5,482)
Comprehensive loss attributable to Origin Agritech Limited	(63,760)	(83,890)	(92,345)	(14,240)

Basic and diluted net loss per share attributable to Origin Agritech Limited (note 19)	(14.85)	(16.95)	(16.29)	(2.51)

Shares used in calculating basic and diluted net loss per share*	4,184,032	5,029,017	5,617,424	5,617,424

*    Retrospectively restated for effect of reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except number of share and per share data)

	Equity attributable to Origin Agritech Limited
				Accumulated
		Additional		Other		Non-
		Paid-in	Accumulated	Comprehensive	Treasury	controlling	Total
	Common stock	Capital	Deficit	Loss	Stock	Interests	Equity
	Shares*	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of September 30, 2018	3,196,244	428,311	(411,723)	(22,136)	(19,163)	1,363	(23,348)
Net loss for the year	—	—	(62,120)	—	—	(3,533)	(65,653)
Capital Contribution	—	—	—	—	—	9,379	9,379
Share-based compensation expense	207,800	12,188	—	—	—	—	12,188
Issuance of common shares	1,397,680	53,599	—	—	—	—	53,599
Translation adjustments	—	—	—	(1,640)	—	—	(1,640)
Balance as of September 30, 2019	4,801,724	494,098	(473,843)	(23,776)	(19,163)	7,209	(15,475)
Net loss for the year	—	—	(85,261)	—	—	(17,581)	(102,842)
Capital Contribution	—	—	—	—	—	2,100	2,100
Share-based compensation expense	350,000	4,354	—	—	8,807	—	13,161
Issuance of common shares	280,000	16,223	—	—	—	—	16,223
Translation adjustments	—	—	—	1,371	—	—	1,371
Balance as of September 30, 2020	5,431,724	514,675	(559,104)	(22,405)	(10,356)	(8,272)	(85,462)
Net loss for the year	—	—	(91,529)	—	—	(35,552)	(127,081)
Exercise of share option	21,930	745	—	—	—	—	745
Share-based compensation expense	—	6,729	—	—	4,223	—	10,952
Business disposal	—	—	—	—	—	(1,102)	(1,102)
Issuance of common shares	319,440	17,166	—	—	—	—	17,166
Translation adjustments	—	—	—	(816)	—	—	(816)
Balance as of September 30, 2021	5,773,094	539,315	(650,633)	(23,221)	(6,133)	(44,926)	(185,598)
In US$ @ RMB 6.4854 per US$1.00	—	83,158	(100,323)	(3,581)	(946)	(6,927)	(28,619)

*    Retrospectively restated for effect of reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating activities:
Net loss	(65,653)	(102,842)	(127,081)	(19,596)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	13,796	10,612	8,279	1,277
(Gain)/loss on disposal of plant and equipment	914	418	(3,642)	(562)
Gain on disposal of land use right	—	—	(6,426)	(991)
Loss (gain) on termination of business disposal	—	(178)	(106)	(16)
Allowance for doubtful account	—	189	401	62
Allowance for due from related parties	—	28,340	3,789	584

Allowance for due from related party-noncurrent	—	—	40,540	6,251

Recovery on receivables	—	—	(189)	(29)
Impairment on intangible assets	—	—	87	13
Impairment on long-term equity investment	—	5,994	5,957	919
Impairment on land use rights	2,704		7,600	1,172
Impairment on plant and equipment	4,213	24,012	60,652	9,352
Impairment on right of use assets	—	1,375	—	—
Inventory write off	5,973	8,104	7,976	1,230
Non-cash interest expense (interest accretion)	—	—	—	—
Share-based compensation expense	12,188	13,161	10,952	1,688
Changes in operating assets and liabilities:	—	—	—	—
Accounts receivable	(1,481)	(1,828)	3,040	469
Due from related parties	101,216	(16,755)	(10,663)	(1,644)
Advances to suppliers	650	(1,935)	(4,616)	(712)
Inventories	47,447	6,855	1,414	218
Other current assets	(1,341)	1,276	(2,178)	(336)
Operating lease right-of-use assets, net	—	(3,879)	—	—
Other assets	(1,191)	2,296	14	2
Accounts payable	1,768	(87)	(427)	(66)
Due to growers	(724)	(566)	—	—
Due to related parties	(251,099)	(4,698)	1,588	245
Advances from customers	38,675	12,446	(18,847)	(2,907)
Income tax payable	656	280	(28)	(4)
Lease liabilities	—	3,230	(119)	(18)
Other long-term liabilities	7,507	(5,711)	(7,357)	(1,134)
Other payables and accrued expenses	26,356	11,572	4,313	665
Net cash used in operating activities	(60,130)	(5,615)	(25,077)	(3,868)

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Investing activities:
Purchase of plant and equipment	—	—	(715)	(110)
Proceeds from disposal of plant and equipment and land use right	—	3	(1,000)	(154)
Due from related party-noncurrent	—	(42,246)	1,706	263
Cash from termination of second closing of disposal of commercial seed business (note 4)	—	—	(1,200)	(185)
Net cash used in investing activities	—	(42,243)	(1,209)	(186)
Financing activities:
Repayment from due to related parties	—	(11,454)	2,200	339
Proceeds from exercise of stock options	—	—	472	73
Proceeds from issuance of common stock	53,599	16,223	17,166	2,647
Proceeds from non-controlling interest capital contribution	9,379	2,100	—	—
Repayment of short-term borrowings	—	—	—	—
Proceeds from long-term borrowings	—	137,660	—	—
Repayment of long-term borrowings	—	(78,611)	—	—
Net cash provided by financing activities	62,978	65,918	19,838	3,059
Net increase(decrease) in cash and cash equivalents	2,848	18,060	(6,448)	(995)
Cash and cash equivalents, beginning of year	1,990	3,198	22,482	3,467
Effect of exchange rate changes on cash and cash equivalents	(1,640)	1,371	(816)	(126)
Restricted cash	—	(147)	133	21
Cash and cash equivalents, end of the year	3,198	22,482	15,351	2,367
Supplemental disclosures of cash flow information:
Income taxes paid	—	—	—	—
Interest paid	4,680	366	—	—
Supplemental disclosure of non-cash financing activities:
Sale of equipment in repayment of due to related parties	5,600	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES

Origin Agritech Limited (“Agritech”), incorporated under the laws of the British Virgin Islands, and its subsidiaries and variable interest entities are referred to in this report as “we”, “us”, “our”, or “the Company”. We are principally engaged in hybrid crop seed development, production and distribution business.

As of September 30, 2021, the Company’s subsidiaries and variable interest entities included in continuing operations consisted of the following:

	Date of	Place of	Percentage
	Incorporation	Incorporation	of	Principal
Name	or Establishment	or Establishment	Ownership	Activity
Subsidiaries:
State Harvest Holdings Limited(“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment Holding

Beijing Origin State Harvest Biotechnology Limited (“BioTech”)	December 1, 2004	People’s Republic of China (“PRC”)	100%	Hybrid seed technology development

Variable interest entity:
Beijing Origin Seed Limited (note (i)) (“Beijing Origin”)	December 26, 1997	PRC	Note (i)	Hybrid crop seed development, production and distribution

Subsidiaries held by Beijing Origin:

Xinjiang Originbo Seed Company Limited (note (i)) (“Xinjiang Origin”)	July 13, 2011	PRC	51%	Hybrid crop seed development, production and distribution

Subsidiaries held by State Harvest:

Shandong Aoruixinong Agricultural Technology Limited (Shandong Aoruixinong)	September 27, 2019	PRC	51%	Agricultural seed products distribution through e-commune network

Hubei Aoyu Zhongye Limited (Hubei Aoyu)	October 22, 2018	PRC	51%	Agricultural seed products distribution through e-commerce network

Anhui Aoyu Zhongye Limited (Anhui Aoyu)	July 25, 2018	PRC	50%	Agricultural seed products distribution through e-commerce network

Xuzhou Aoyu Zhongye Limited (Xuzhou Aoyu)	September 25, 2018	PRC	51%	Agricultural seed products distribution through e-commerce network

Henan Aoyu Zhongye Limited (note (i)) (“Henan Aoyu”)	July 16, 2018	PRC	51%	Agricultural seed products distribution through e-commerce network

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

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

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

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

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

The Company has aggregated the financial information of Beijing Origin and its subsidiaries in the table below. The aggregated carrying amount of assets and liabilities of Beijing Origin and its subsidiaries after elimination of intercompany transactions and balances consolidated in the Company’s consolidated balance sheets as of September 30, 2020 and 2021 are as follows:

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

Risks in relation to the VIE structure (Beijing Origin Consolidated Balance Sheet)

	September 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	206	305	47
Restricted cash	—	—	—
Due from related party	—	—	—
Accounts receivable	1,099	11	2
Advances to suppliers	377	260	40
Inventories	10,118	1,052	162
Other current assets	1,279	730	113
Total current assets	13,079	2,358	364
Land use rights, net	9,785	1,854	286
Plant and equipment, net	115,338	48,599	7,494
Equity investments	—	—	—
Acquired intangible assets, net	87	—	—
Other assets	5,749	83	13
Total assets	144,038	52,894	8,157
LIABILITIES
Current liabilities
Current portion of long-term borrowings	—	137,660	21,226
Accounts payable	9,533	9,107	1,404
Due to growers	6,673	6,673	1,029
Due to related parties	20,217	30,665	4,728
Advances from customers	52,535	22,772	3,511
Other payables and accrued expenses	61,019	51,520	7,944
Total current liabilities	149,977	258,397	39,842
Long-term borrowings	137,660	—	—
Other long-term liability	23,074	15,717	2,423
Total liabilities	310,711	274,114	42,265

As of September 30, 2020 and 2021, consolidated assets of RMB144,038 and RMB52,894, respectively, are collateral for the VIE’s obligations and may not be used to settle the liabilities of the Parent Company.

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

Liquidity and Going Concern

The Company incurred net losses of RMB127,081 in the year ended September 30, 2021, respectively. Working capital deficit was RMB228,224 as of September 30, 2021, respectively. Accumulated deficit was RMB650,633 as of September 30, 2021, respectively. These factors raise substantial doubts about the Company's ability to continue as a going concern.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

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

Since the Cooperation Framework Agreement was signed, both parties have been actively involved to complete the formation of joint venture. However, the process has taken longer than originally expected mainly due to the complicated tax related issues with Beijing Origin’s headquarters building and the government approval process. As of January 16, 2022, BC-TID has injected into Beijing Origin a total of RMB137.7 million ($20.2 million) as a loan to Beijing Origin based on the agreement. Currently, the agreement is being finally approved the government officials. The cash amount received by Beijing Origin was used to repay the bank loan collateralized by the headquarters building and provide working capital. According to the agreement, RMB137.7 million cash currently booked as current portion of long-term debt, due in April, 2022, is an interest-free loan and will be converted to the equity for the joint venture when the JV is formed. Also according to the agreement, the Company leases the headquarters building to BC-TID.

There are new hybrids completed variety trails and will be in the market this season. Furthermore nutrition enhanced corn will be produced for animal feed which will greatly increase the revenue.

Besides the aforementioned cash inflows, the Company is also seeking funds from other resources including but not limited to licensing its core seed traits to its customers, applying for more government grants for research and development activities, pursuing other capital investment from investors and selling certain company assets. The Company consistently reviews its working capital requirements.

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

Convenience translation into United States dollars

The consolidated financial statements are reported in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2021 of RMB 6.4854 to US $1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

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

Trademarks, which have indefinite lives are not amortized but are reviewed for impairment at least annually, at year end date, or earlier upon the occurrence of certain triggering events. The Company has performed an impairment analysis on the acquired intangible assets in Beijing Origin and recorded no impairment provision during the year ended September 30, 2021.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

Leases

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

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

Valuation of long-lived asset

The Company reviews the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset and intangible assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets and intangible assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose. Impairment of RMB26,716 and RMB68,339 were recorded during the years ended September 30, 2020 and 2021, respectively.

Revenue recognition

The Company derives most of its revenue from hybrid corn seed.

The Company adopted ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," and the associated ASUs (collectively, "Topic 606").

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

The Company received several financial supports from various levels of the Chinese government. At fiscal years ended 2020 and 2021, the Company had received government subsidies of RMB629 and RMB5,075, respectively for research and development and other expenses of the Company. Government subsidies recognized as the non-operating income (expense) or reduction of research and development in the statement of income for the years ended September 30, 2019, 2020 and 2021, were RMB–nil-, RMB4,761 and RMB13,285, respectively.

Cost of revenues

Cost of revenues consists of expenses directly related to sales, including the purchase prices and development costs for seeds and, agricultural chemical products, depreciation and amortization, impairment of inventory, shipping and handling costs, salary and compensation, supplies, and license fees.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

Advertising costs

Advertising costs are expensed when incurred and included in selling and marketing expenses. For the years ended September 30, 2019, 2020 and 2021, advertising costs were RMB589, RMB-nil- and RMB-nil-, respectively.

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

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based on the result of this analysis, the Company records an allowance for doubtful accounts of RMB-nil-, RMB189 and RMB 401 for the years ended September 30, 2019, 2020, and 2021, respectively.

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

Foreign currency translation

The functional currency of the Company excluding Agritech (Parent) and State Harvest is Renminbi. Monetary assets and liabilities denominated in currencies other than Renminbi are translated into Renminbi at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than Renminbi are converted into Renminbi at the applicable rates of exchange prevailing the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

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

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

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

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

Recently issued accounting pronouncements

●	In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU No. 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of ASU No. 2016-13 on its consolidated financial statements.

The Company believes that other recent accounting pronouncement updates will not have a material effect on the Company's consolidated financial statements.

3.           RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related party relationships

Name of related parties	Relationship
Beijing Shihui(i)	Being owned by close family members of the Company's Chairman
Xinjiang Ginbo Seeds Center	Being the non-controlling interest of Xinjiang Origin
Henan Agricultural University	Being the non-controlling interest of Beijing Origin
Linze Origin Seeds Ltd.(i)	Being owned by close family members of the Company's Chairman
De Nong Zheng Cheng Seed Limited	Being owned by close family members of the Company's Chairman
Henan Yingde Agricultural Ltd.	Being owned by close family members of the Company's Chairman
Beijing Liantaide Biotechnology Co., Ltd.	Being owned by close family members of the Company's Chairman
Non-controlling shareholders (“NCI”)	Non- controlling shareholders of Hubei Aoyu, Anhui Aoyu, Xuzhou Aoyu, Shandong Aoyu, Henan Aoyu, Shandong Aoruixinong
(i)Other than typical transactions between related parties, the Company has entered into a Restructuring Agreement with three parties: Linze Fumin Industrial Investment and Development Co., Ltd. (Linze Fumin), Beijing Shihui, Linze Origin Seeds Ltd (Linze Origin) in April 2020. According to the Restructuring Agreement, Linze Origin, which is currently a wholly owned subsidiary of Beijing Shihui, would be restructured. At the result of the planned restructuring, Linze Fumin, an investment company owned by the Linze county government, and the Company would have 51% and 49%, respectively, of the ownership of Linze Origin. The restructuring would require the Company to repay the borrowing amounted to RMB27.0 million from Beijing Agriculture Finance Leasing, LLC.(“BAFL”) for Linze Origin and to offer a loan of RMB20.0 million to Linze Origin. As of February 10, 2022, the restructuring for Linze Origin is in process.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

(1)Due from related parties, net of bad debt allowance

	September 30,
	2020	2021
	RMB	RMB

Denong	1	1
Linze Origin Seeds Ltd	45	45
Beijing Shihui	28,340	32,128
NCI	12,423	15,848
Henan Yingde Agricultural Ltd.	8,904	8,684
Beijing Liantaide	—	4,600
The Close family of the Company’s Chairman	932	1
Total	50,645	61,307
Allowance for doubtful account	28,340	32,128
Due from related parties, net	22,305	29,179

(2)	Due from related party-noncurrent

As of September 30, 2020, the balance of due from related party-noncurrent of RMB 42,246  represents the receivable from Linze Origin Seeds Ltd. This balance is presented as noncurrent according to the Restructuring Agreement disclosed in Note 3(1)(i). The Company incurred allowance of due from related party-noncurrent of RMB–nil- and RMB40,540 for the year ended September 30, 2020 and 2021, respectively.

(3)	Due to related parties

	September 30,
	2020	2021
	RMB	RMB

Linze Origin Seeds Limited	300	300
Henan Agriculture University	1,000	1,000
Xinjiang Ginbo Seeds Center (i) (ii)	54	54
Xinjiang Production And Construction Corps 5th Division State-owned Assets Management Co.,Ltd. (ii)	10,000	10,000
Companies controlled by the Company’s directors (ii)	1,633	1,556
NCI	10,176	11,348
The Company’s Chairman (ii)	1,704	1,020
Close family of the Company’s Chairman (ii)	680	3,641
YingDe	934	1,350
	26,481	30,269

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

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

(3)	Transactions with related parties
(a)	Sales to

	Year ended
	September 30,
	2019	2020	2021
	RMB	RMB	RMB
Linze Origin Seeds Limited	83	—	—
Beijing Shihui	20,823	—	1,706
YingDe	—	5,315	3,134
NCI	17,081	10,612	5,967
Zhengzhou Branch	—	—	—
	37,987	15,927	10,808

(b)	Purchase from

	Year ended
	September 30,
	2019	2020	2021
	RMB	RMB	RMB
Denong	—	166	—
YingDe	—	10,975	11,700
Linze Origin Seeds Limited	—	3,416	4,706
Beijing Shihui	—	—	360
Close family of the Company’s Chairman	—	32	333
NCI	—	2,861	2,227
	—	17,450	19,326

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

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

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

5.           INVENTORIES

As of September 30, 2020 and 2021, inventories are comprised of work in progress of RMB13,568 and RMB 4,178, respectively. No inventories have been pledged as collateral for bank loans as of September 30, 2020 and 2021. Inventory write-offs for the years ended September 30, 2019, 2020 and 2021 were RMB5,973, RMB8,104 and RMB 7,976, respectively.

6.           ASSETS HELD FOR SALE

During FY2019, the Company sold certain land use right, plant, and equipment with total net book value of RMB12,051 for cash consideration of RMB26,000. The transition of land use right and buildings with book value of RMB5,652 for cash consideration of RMB20,400 was not completed due to the time taking to finish the title transfer process although those assets have been transferred to the buyers and related proceeds have been received to pay down certain account payables. During FY2020, the company accrued interest expense of RMB6,968 and transfer taxes and fees of RMB3,891. During FY2021, The above transition of land use right and buildings had been finished, and no balance of assets held for sale in the consolidated balance sheets.

7.           LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	September 30,
	2020	2021
	RMB	RMB
Land use rights	13,860	6,260
Accumulated amortization	(4,075)	(4,406)
Land use rights, net	9,785	1,854

Land use rights have been pledged as collateral for loans from Beijing Changping Technology Development Co. Ltd. as of September 30, 2020 were RMB2,053 and from Beijing Changping Technology Development Co. Ltd. as of September 30, 2021 were RMB1,992. Amortization expenses for the years ended September 30, 2019, 2020 and 2021 were RMB677, RMB424 and RMB331, respectively. The Company incurred impairment of land use rights of RMB7,600 for the year ended September 30, 2021.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

8.         PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2020	2021
	RMB	RMB
Plant and building	123,011	70,179
Machinery and equipment	64,734	57,203
Furniture and office equipment	12,363	12,353
Motor vehicles	3,586	3,580
Total	203,694	143,315
Accumulated depreciation	(88,243)	(94,631)
Plant and equipment, net	115,451	48,684

The Company incurred impairment of plant and equipment of RMB24,012 and RMB60,652 for the year ended September 30, 2020 and 2021, respectively. There are plant and building with net values of RMB20,565 and RMB 19,827 have been pledged for bank loans as of September 30, 2020 and 2021, respectively.

The depreciation expenses for the years ended September 30, 2019, 2020 and 2021were RMB10,226, RMB9,116, and RMB6,812, respectively.

9.           LONG TERM INVESTMENTS

The Company owns 17.94% equity interest in Jilin Jinong Hi-tech Development Shares Co. Ltd. ("Jinong") and accounted for the equity investment without readily determinable fair value (previously known as cost method investment) as of September 30, 2020 and 2021.

The Company recorded an impairment loss of RMB–nil-, RMB5,994, and RMB5,957 on its equity investment without readily determinable fair value for the years ended September 30, 2019, 2020 and 2021, respectively.

10.         ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	September 30,				September 30,
	2021				2020
	RMB				RMB
	Gross				Gross
	Carrying	Accumulated	Impairment	Net	Carrying	Accumulated	Impairment	Net
	Amount	Amortization	Loss	Balance	Amount	Amortization	Loss	Balance
Technology rights for licensed seeds	71,429	(67,655)	—	3,774	71,429	(66,781)	—	4,648
Others	4,739	(4,652)	(87.00)	—	4,739	(4,739)	—	—
Total	76,081	(72,307)	(87.00)	3,774	76,168	(71,520)	—	4,648

Amortization expenses for the years ended September 30, 2019, 2020 and 2021 were RMB2,893, RMB821 and RMB787, respectively. RMB–nil-, RMB–nil-, and RMB87 were charged for impairment for the years ended September 30, 2019, 2020 and 2021, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB
2022	555
2023	532
2024	520
2025	521
2026	521
Thereafter	1,125
Total	3,774

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights are amortized over an average usage period of 3 to 20 years and are charged to general and administrative expenses.

11.        LEASES

As of September 30, 2021, the Company's operating lease right of use assets and operating lease liability are RMB1,904 and RMB3,111, respectively. The Company made the impairment of right of use assets of RMB1,375 and RMB-nil- for the years ended September 30, 2020 and 2021, respectively.. The weighted-average remaining lease term is 2.6 years and the weighted-average discount rate is 4.9%.

The following table summarizes the components of lease expense:

Year ending
September 30,
RMB
Operating lease cost	229
Short-term lease cost	291
Total	520

The following table summarizes supplemental information related to leases:

Year ended
September 30,
Cash paid for amounts included in the measurement of lease liabilities:	RMB
Operating cash flows from operating leases	345

As of September 30, 2021, the Company was obligated under the maturity of operating lease liabilities as follows:

Year ending September 30,	RMB
2022	357
2023	357
2024	357
2025	357
2026	370
Thereafter	1,313
3,111

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

12.         BORROWINGS

Borrowings consisted of the following:

	September 30,
	2020	2021
	RMB	RMB
Interest-free borrowing from Beijing Changping Technology Development Co. Ltd.(“BC-TID”)	137,660	137,660
Long-term borrowings	137,660	137,660
Current portion of long-term borrowings	—	137,660
Non-current portion of long-term borrowings	137,660	—

Interest expense related to borrowings amounted to RMB4,680 , RMB5,735 and RMB8,260 for the years ended September 30, 2019, 2020 and 2021, respectively.

13.         OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,
	2020	2021
	RMB	RMB
Payable for purchase of plant and equipment	28,591	9,169
Salaries and bonus payable	5,778	4,724
Accrued interest	3,849	12,102
Other taxes payable	1,803	2,407
Deposits from others	13,225	2,434
Deferred government subsidies	1,693	1,039
Payable for penalty	6,968	12,812
Others	6,097	10,683
	68,004	55,374

14.         OTHER LONG-TERM LIABILITY

In fiscal year 2019, the Company didn't receive government subsidies. In fiscal year 2020, the Company received government subsidies from the local PRC government for equipment projects of RMB3.00 million. In fiscal year 2021, the Company didn't receive government subsidies from the local PRC government for equipment projects. The non-current portion of such government subsidies are recorded as long-term liability, which will be amortized over the estimated useful lives related to the plant and equipment and land use right. The increase in deferred government subsidies was due to reclassification from other payable account.

15.         STOCK-BASED COMPENSATION

On January 2, 2019 the Company granted its employees options to purchase 36,000 ordinary shares at the price of US$5.19 (“Tranche 20”), on January 2, 2020 the Company granted its employees options to purchase 38,000 ordinary shares at the price of US$5.3 (“Tranche 21”), on April 14, 2021 the Company granted its employees options to purchase 160,000 ordinary shares at the price of US$13.99 (“Tranche 21”).

All the options have an expiration date that is 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 5 years. 33,000 and 33,000 options under the 2009 Plan, and 247,300 and 284,370 options under the 2014 Plan were outstanding as of September 30, 2020 and 2021 respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

All the option awards have an exercise price of US$5.19 to US$20.7 and expire 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 10 years.

For the options outstanding at September 30, 2020 and 2021, the weighted average remaining contractual lives are 0.26 and–nil- years, respectively.

The Company recorded share-based compensation expense for share options of RMB904 , RMB658 and RMB 10,952 for the years ended September 30, 2019, 2020 and 2021 respectively. As of September 30, 2020 and 2021, there were RMB-nil- and RMB-nil-of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the 2014 Plan.

Under the term of the 2014 Plan, on March 1, 2018, June 1, 2018 and September 1, 2018 the Company granted total of 22,500 restricted shares to its management at an aggregate value of US$167,925, based on the stock closing price of US$8.6, US$7.2 and US$6.6 at March 1, 2018, June 1, 2018 and September 1, 2018, respectively. The vesting period of these shares was 1 year from the grant date, which is March 1, 2019, June 1, 2019 and September 1, 2019, respectively. The Company issued a total of 320,000 restricted shares to its management and employees during the year ended September 30, 2020. The Company recorded share-based compensation expense for restricted shares of RMB11,218, RMB11,566 and RMB -nil- for the years ended September 30, 2019, 2020 and 2021, respectively.

During the fiscal year ended September 30, 2020, we awarded an aggregate of 30,000 treasury stock shares to its employees and recorded share-based compensation expense of RMB1,595, and resulted in decrease RMB7,212 cost of treasury stocks.

During the fiscal year ended September 30, 2021, we awarded an aggregate of 14,386 treasury stock shares to its employees, and resulted in decrease RMB4,223 cost of treasury stocks.

A summary of the stock option activity under the 2005, 2009 and 2014 Plans is as follows:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	9	10	11	12	13	14	15	16	17	18	19	20	21	22
	January 2,	January 2,	January 4,	April 19,	May 16,	August 3,	January 3,	October 2,	December 22,	January 2,	March 1,	January 2,	January 2,	April 14,
Grant date	2014	2015	2016	2016	2016	2016	2017	2017	2017	2018	2018	2019	2020	2021

Outstanding as of September 30, 2019	34,500	19,500	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000	36,000	38,000	—
														-
Number of options granted	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Options exercised	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Options cancelled/expired	(34,500)	(19,500)	—	—	—	—	—	—	—	—	—	—	—	—
Outstanding as of September 30, 2020	—	—	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000	36,000	38,000	—

Number of options granted	—	—	—	—	—	—	—	—	—	—	—	—	—	160,000
Options exercised	—	—	—	—	—	—	—	—	(1,000)	—	—	—	—	(20,930)
Options cancelled/expired	—	—	—	(60,000)	(20,000)	(20,000)	—	(2,500)	(6,000)	(10,000)	—	—	—	—
Outstanding as of September 30, 2021	—	—	13,500	—	—	—	18,000	—	1,800	19,000	—	—	—	139,070
Options vested and exercisable
At September 30, 2020	—	—	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000	36,000	38,000	—
At September 30, 2021	—	—	13,500	—	—	—	18,000	—	1,800	19,000	—	—	—	139,070
Weighted average fair value at the grant date (US$)	6.5	7.5	9.0	15.4	12.4	14.4	4.0	7.7	4.4	5.1	5.1	4.0	2.5	12.5

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	9	10	11	12	13	14	15	16	17	18	19	20	21	22
Exercise price (US$)	12.7	14.8	13.8	20.5	16.5	20	20.7	16.5	8	9.1	8.2	5.19	5.3	15.85
Average risk-free interest rate	0.76%	1.07%	1.73%	1.79%	1.75%	1.55%	1.94%	1.94%	2.26%	2.25%	2.58%	2.49%	1.67%	0.87%
Expected option life (year)	3	3	5	10	10	10	5	5	5	5	5	5	5	5
Volatility rate	79.2%	79.67%	80.72%	69.27%	69.92%	65.37%	63.87%	52.40%	63.20%	64.60%	68.20%	103%	52.60%	109.90%
Dividend yield	—	—	—	—	—	—	—	—	—	—	—	—	—	—

The aggregate intrinsic value as of September 30, 2021 and 2020 is US$219 and US$344, respectively.

16.         SHARE CAPITAL

In October 2018, we identified a strategic investor, Longhan Investment Management, Co., Ltd (“Longhan”) and entered into a Share Subscription Agreement with Longhan, and the agreement was later assigned to Tiger Capital Fund SPC (“Tiger Fund”). On January 25, 2019, Tiger Fund purchased 1,397,680 shares of the Company’s common stock for an aggregate purchase price of US$7,743 (RMB53,599). In addition, Tiger Fund management has been awarded for 1 million shares of warrants with the strike price of $6.47 and expiration period of five years. The Company recorded the issuance of warrants along with the common stock in APIC.

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

During the fiscal year ended September 30, 2021, we sold an aggregate of 219,440 shares of the Company’s common stock under an “at the market” arrangement, for gross proceeds of $2.62 million (RMB17.2 million).

During the fiscal year ended September 30, 2021, the employees exercised an aggregate of 21,930 shares of stock options. Cash received from options exercised for the years ended December 31, 2021 and 2020 was–nil- and $73 (RMB472).

17.         RENTAL INCOME

The Company has been renting its headquarters building and manage the property over the years. In May 2020, The Company entered into lease agreements with BC-TID. and leased the whole building of Beijing Origin located in Changping District, Beijing 102206, China. Rental income amounted to RMB4,611, RMB7,643 and RMB10,603 for the years ended September 30, 2019, 2020 and 2021, respectively.

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

Preferential tax treatment of Beijing Origin as “high technology” company (High-tech Status) from October 28, 2018 to October 27, 2021 has been granted by the relevant tax authorities. Beijing Origin is entitled to a preferential tax rate of 15%

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

which is subject to annual review. As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2019, 2020 and 2021 are 15%.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2021, the management considered that the Company had no uncertain tax positions affected its consolidated financial position. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

The principal components of the deferred income tax assets are as follows:

	September 30,
	2020	2021
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	118,031	119,617
Impairment loss	15,272	35,840
Others	11,776	22,959

Non-current deferred income tax assets	145,079	178,416
Valuation allowances	(145,079)	(178,416)

Net non-current deferred income tax assets	—	—

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2020 and 2021.

A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended
	September 30,
	2019	2020	2021
	%	%	%
Statutory rate	25	25	25
Effect of preferential tax treatment	—	—	—
Change in valuation allowance	(24)	(25)	(25)
Over provision in prior year	—	—	—

Effective income tax rate	1	—	—

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

19.         INCOME/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year ended
	September 30,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net loss attributable to Origin Agritech Limited	(62,250)	(85,261)	(91,529)

Denominator:
Average common stock outstanding - basic and Diluted	4,185,842	5,029,017	5,617,424

Basic and Diluted Per Share Data:
Basic and diluted loss per share attributable to Origin Agritech Limited:	(14.87)	(16.95)	(16.29)

For the years ended September 30, 2019, 2020 and 2021, the effect of the outstanding options was anti-dilutive.

20.         EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB2,170, RMB1,689, and RMB1,280 for the years ended September 30, 2019, 2020 and 2021, respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. No appropriation has been made for the years ended September 30, 2019, 2020 and 2021. On the other hand, the amount set aside as of September 30, 2020 and 2021 were RMB15,133 and RMB15,133.

21.         COMMITMENTS AND CONTINGENCIES

Legal proceeding

There are legal proceedings against Linze Origin Seed Limited and Beijing Origin involving unsettled purchase orders to suppliers of Linze Origin Seed Limited. Pursuant to a court order and mediation directives, the total compensation of these proceedings amounted to RMB961, plus interest, that shall be settled by Linze Origin Seed Limited and Beijing Origin, which shall be jointly and severally liable for these claims.

At present, the legal proceedings have been withdrawn and the Company still has the security obligations and is unable to estimate a reasonable possible range of loss, if any, that may result from such litigation, since it is uncertain how much Linze Origin Seed Limited will pay. If an unfavorable outcome were to occur as a result of the litigation described above, the impact could be no material to the Company's business, financial condition, or results of operations.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

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

22.         OPERATING RISK

Concentrations of customers and risk

During the fiscal year 2021, our largest and second largest customers represented approximately 5.63% and 5.46% of total consolidated revenues.

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

At this time, because of the Chinese government steps taken during 2021, the impact of the Coronavirus on the Company and on our ability to produce and distribute products has been insignificant. Although there was a strict lock-down in China in the middle of our fiscal year, we have largely overcome the adverse impact of that period. Currently, we do not expect any long term adverse impact of the Coronavirus on our business, due to the fact that we operate in China and our products are distributed in China. At this time, because the Chinese economy has not been so disrupted by the Coronavirus and government response, we do not expect the pandemic situation to have any significant adverse results on our overall financial condition.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

23.         SUBSEQUENT EVENTS

There are no significant subsequent events.

24.         CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial statements of Origin Agritech Limited (the “parent company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the parent company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB45,457 and RMB45,457 as of September 30, 2020 and 2021, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEET

	September 30
	2020	2021	2021
	RMB	RMB	US$
ASSETS (LIABILITIES)
Current assets (liabilities)
Cash and cash equivalents	18,353	8,900	1,372
Other receivables	4	273	41
Due from inter-companies	187,644	187,777	28,954
Due to related parties	(3,129)	717	111
Total current assets (liabilities)	202,872	197,667	30,478
Investment in unconsolidated subsidiaries	(280,062)	(338,339)	(52,169)
Total assets (liabilities)	(77,190)	(140,672)	(21,691)

AND EQUITY
Total stockholders’ equity (deficit)	(77,190)	(140,672)	(21,691)

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year ended September 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Revenues	—	—	—	—
Operating expenses
General and administrative	(12,597)	(14,852)	(19,302)	(2,976)
Loss from operations	(12,597)	(14,852)	(19,302)	(2,976)
Equity method loss	(49,163)	(70,407)	(72,213)	(11,135)
Interest expense	—	(2)	(14)	(2)
Loss before income taxes	(62,120)	(85,261)	(91,529)	(14,113)
Income tax expense	—	—	—	—

Net loss	(62,120)	(85,261)	(91,529)	(14,113)
Other comprehensive loss
Foreign currency translation difference	(1,640)	1,371	(816)	(126)
Total comprehensive loss	(63,760)	(83,890)	(92,345)	(14,239)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended September 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Net cash provided by operating activities	—	—	—	—
Net cash provided by financing activities	1,845	16,730	(8,637)	(1,332)
Net increase in cash and cash equivalents	1,845	16,730	(8,637)	(1,332)
Cash and cash equivalents, beginning of year	47	252	18,353	2,830
Effect of exchange rate changes on cash and cash equivalents	(1,640)	1,371	(816)	(126)
Cash and cash equivalents, end of year	252	18,353	8,900	1,372

BASIS OF PRESENTATION

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.