Form 20-F/A
period 2021-09-30
Origin Agritech LTD
filed 2022-08-08
CIK 1321851

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2021) covered by the annual report: there were issued and outstanding 5,793,617 ordinary shares as of September 30, 2021. There were 5,936,058 ordinary shares issued and outstanding as of August 5, 2022.

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

☐Yes    ☒No

EXPLANATORY STATEMENT

This Amendment to the Form 20-F of Origin Agritech Limited (“Company”) filed with the Securities and Exhange Commission on February 4, 2022 (“Form 20-F”) is being filed to address several comments from the Staff of the Securities and Exchange Commission, and therefore we are restating the following sections: (i) Introduction; (ii) Part I – Item 3 – D (Risk Factors), Item 4 – A (History of the company), Item 4 - B (Business Overview), Item 4 - C (Organizational structure), and Item 4 - D (Property, plant and equipment); Item 5 (Operating and Financial review and Prospects); and (iii) Part III – Item 18 (Financial Statements) and Item 19 (Exhibits).

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

●	“last year,” “fiscal year 2021,” “the year ended September 30, 2021” and “the fiscal year ended September 30, 2021” refer to the twelve months ended September 30, 2021, which is the period covered by this Annual Report;
●	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate;
●	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and
●	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares.

Corporate Structure

The public company, Origin, in which investors hold shares, is a holding company incorporated in the British Virgin Islands. All of our business activities currently take place in China. Part of our operations are conducted in China through a variable interest enterprise, or VIE. The portion of the business that is a VIE is Beijing Origin, and its subsidiary Xinjiang Origin. This portion of the business is the seed development operations. State Harvest owns 49% of the Beijing Origin equity and the VIE applies to the 51% ownership that State Harvest does not own as an equity position. The balance of our operations are conducted through wholly and part equity owned operations, in or under Beijing Biotechnology, which in turn is 100% equity owned by State Harvest.

Origin Agritech Limited
(BVI)
100%
State Harvest Holdings Limited
(China)
100%
98.96%
Beijing Origin State Harvest Biotechnology Limited
(China)
Beijing Origin Seed Limited
(China)(1)
51%
Xinjiang Originbo Seed Limited
(China)(1)
Xuzhou Aoyu
51%
Hubei Aoyu
51%
Henan Aoyu
51%
Anhui Aoyu
50%
Shandong Aoruixinong
51%
Key
= ownership
= control

(1)	We are in the process of restructuring Beijing Origin Seed Limited based on the joint venture agreement with BC-TID. Currently, we have direct ownership interest of 48.98% in Beijing Origin Seed Limited through State Harvest Holdings Limited, and we have an additional VIE interest of 49.98% in Beijing Origin Seed Limited through State Harvest Holdings Limited under a series of stock consignment agreements with the respective shareholders of Beijing Origin Seed Limited. Our total financial interest in Beijing Origin is 98.96%. Xinjiang Origin is a subsidiary of Beijing Origin with 51% ownership, and the Company is in the process of transferring this ownership from Beijing Origin to Origin Biotechnology.

Due to PRC legal restrictions on foreign ownership in certain food development and production related businesses, such as our general seed operations, we do not have full equity ownership of the parts of our business that are conducted through the VIEs. Instead, we rely on contractual arrangements among our PRC subsidiaries, the VIE and their nominee shareholders to control the portion of the business operations conducted through the VIE. The use of the VIE structure is designed to replicate the same economic benefits to us as would be provided with direct equity ownership of the subsidiaries. These contractual agreements enable us, we believe, to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we exert control over the VIE and consolidate financial results of the VIE in our financial statements under U.S. GAAP. Investors in our ordinary shares are purchasing an equity interest in a British Virgin Islands holding company, which in turn has equity interests in some of its subsidiaries in China and only a contractual arrangement with owners of the VIEs, which attempt to replicate the effects of equity ownership.

We and the VIE face various legal and operational risks and uncertainties related to doing business in China. A significant part of our business operations in China are conducted through a VIE, and we and the VIE are subject to complex and evolving PRC laws and regulations as a result. For example, we and the VIE face risks associated with regulatory approvals of offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of some aspects of PCAOB inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ordinary shares of the parent holding company, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. Additionally, these concerns may limit the ability to maintain the listing of our ordinary shares on a securities exchange in the United States and in other capital markets.

The corporate structure is subject to risks associated with the contractual arrangements with the VIE and the shareholders party to those contractual arrangements. Our investors may never have a direct ownership interest in the business that are conducted by the VIE. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those parts of the operations. This would result in the VIE being deconsolidated for financial statement purposes. The seed development assets, including certain licenses to conduct that part of the business in China, are held by the VIE. A part of our revenues are generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the ordinary shares being diminished or even become worthless. Our holding company, our PRC subsidiaries and the VIE, and investors of our ordinary shares face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.

Our ability to pay dividends depends upon our operating entities having profit and up-steaming to the PRC based holding companies and then the BVI holding company. If the operating entity in the PRC incurs a loss or incurs debt on its own behalf, the operating entity may not be able to pay dividends internally to the BVI holding company, and thus restrict our ability to pay any dividends to investors in us.

Operating entities in China will be permitted to pay dividends only out of retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, any consolidated companies, including VIEs, in China must make appropriations from its after-tax profits to non-distributable reserve funds. The appropriation to the statutory surplus funds must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital.

As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from offshore fund-raising activities to the operating entities (as a subsidiary) in China only through loans or capital contributions, and to the consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to the onshore entities (i.e. the PRC subsidiaries and VIE entities), we will be required to make filings about details of the loans with SAFE in accordance with relevant PRC laws and regulations. The PRC subsidiaries and VIE entities that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations.

To date, the BVI holding company has not received any dividends or distributions, and the BVI holding company has not paid any dividends or made any distributions to its investors, including U.S. based investors. We are subject to restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to the holding company investors. We are also subject to restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and/or consolidated VIEs, to our holding company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

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

PART I

ITEM 3.     KEY INFORMATION

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

Our Company engages primarily in corn and secondarily in soybean seed research and development, deploying our biotechnology assets. These activities are conducted through the VIE. We plan to continue our seed research and development activities, with a view to licensing our seed traits and seed germplasm characteristics and performing contract research and development services. We also plan to further develop an agribusiness e-commerce platform oriented towards the rural China market. All these many and varied activities will require substantial initial investment and are expected to require additional demands on our corporate administrative, operational and human resources and on our cash assets. Our current resources are not likely to be fully adequate to support our longer term planned operations and expansion.

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

The technical services agreements between Origin Biotechnology and the other operating subsidiaries, including the VIE arrangement, may be subject to scrutiny by the PRC tax authorities for transfer pricing adjustments.

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

Under China’s Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders

Under the current Enterprise Income Tax Law, or the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT's general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

We are a British Virgin Islands company and our PRC subsidiaries are considered a foreign-invested enterprise. To ensure compliance with the PRC laws and regulations, we conduct part of our foreign investment-restricted business, generally the seed development aspects of the business in China through a variable interest enterprise, or a VIE and part of our business through wholly owned and partly owned subsidiaries for the businesses that are not restricted. The VIE currently holds the seed development business license and other licenses necessary for the operation of the agricultural restricted business, based on a series of contractual arrangements with the shareholders of that entity. These contractual agreements enable us, we believe, to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we exert control over the VIE and consolidate financial results of the VIE in our financial statements under U.S. GAAP.

In the opinion of our PRC legal counsel, when the overall structure was developed in 2004, (i) the ownership structures of the VIE in China were not then in violation of mandatory provisions of applicable PRC laws and regulations; and (ii) the agreements under the contractual arrangements among the VIE and its shareholders governed by PRC law are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we understand that that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations that may be applicable to the VIE. Thus, the PRC government may ultimately find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoking the business licenses and/or operating licenses of our PRC entities;
●	imposing fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations, or imposing other requirements with which we or the VIE may not be able to comply;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	placing restrictions on our right to collect revenues;
●	requiring us to restructure the ownership structure or operations of the Company, including terminating the contractual arrangements with the VIE and deregistering the equity rights of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE and its subsidiaries and joint ventures;
●	restricting or prohibiting our use of the proceeds from any securities offering we may make or other of our financing activities to finance the business and operations of the VIE and the other of our subsidiaries and joint ventures; or

●	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our overall business operations and severely damage our reputation, which would in turn have a material adverse effect on our overall business, financial condition, prospects and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIE and the other subsidiaries and joint ventures that most significantly impact their economic performance, and/or our failure to receive the economic benefits and residual returns from the VIE and the other subsidiaries and joint ventures, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control.

We have to rely on the contractual arrangements with the VIE and its shareholders to operate the business in areas where foreign ownership is restricted. Currently, this is the seed development operations of the business. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner, or taking other actions that are detrimental to our interests, notwithstanding their contractual obligations.

If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of the Company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

Any failure by the VIE or its shareholders to perform their obligations under the contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIE, our ability to exercise shareholders’ rights according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIE and third parties were to impair our control over the VIE, our ability to consolidate the financial results of the VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through the courts in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected.

The shareholders of the VIE may have actual or potential conflicts of interest with us.

The shareholders of the VIE may have actual or potential conflicts of interest with us. The shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of the Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and the Company, except that we could exercise our purchase rights under the agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. We cannot assure you that such method, or any other methods that we may explore, will be effective in resolving the potential conflicts of interest between these shareholders and the Company. In addition, we rely on the laws of the British Virgin Islands, which provide that directors and officers owe a fiduciary duty to the Company that requires them to act in good faith and in what they believe to be the best interests of a company and not to use their position for personal gains. The shareholders of the VIE have executed powers of attorney to appoint the Company to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with the VIE and its shareholders. For example, a spouse of a VIE shareholder may claim that the equity interest of the VIE held by such shareholder is part of their community property in China and should be divided between such shareholder and the spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who may be found not to be subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. Similarly, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the taxable income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC, and took effect in July 2020. The Foreign Investment Law provides that (i) foreign-invested entities operating in “restricted” industries are required to obtain market entry clearance and other approvals from relevant PRC government authorities;(ii) foreign investors shall not invest in any industries that are “prohibited” under the Negative List. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the Negative List effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business if the VIE declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIE holds certain assets, notably the seed development business, that are critical to the operation of our business. If the shareholders of the VIE breach the contractual arrangements and successfully liquidate the VIE, or if the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the VIE undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

Apart from our capital funding, we may rely on dividends and other distributions from our wholly and partly owned subsidiaries and the VIE to upstream legally available funds for operational costs and any distributions that might be made by the BVI holding company to investors.

We are a BVI holding company with wholly and partly owned subsidiaries and a VIE in the PRC. To the extent that the PRC located companies are profitable and have legally distributable funds, we could ultimately receive those funds in the BVI holding company, which then would be available for distribution to investors. Subject to being profitable and statutory reserves that must be maintained and social payment funding, if the operating companies in the PRC incur debt on their own behalf, they may be limited by these debt obligations in their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our PRC operating companies and the VIE currently have in place in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC based companies, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these companies are required to set aside at least 10% of its accumulated after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. It may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds according to its shareholders’ decision. These statutory reserve funds and discretionary reserve funds are not distributable as cash dividends.

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Any limitation on the ability of our PRC located companies and VIE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

In 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and the Company formed a new entity, of which 51% and 49% of equity interests would be owned by BC-TID and the Company, respectively. Beijing Origin contributed the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the new entity. As of September 30, 2021, BC-TID has invested a total of RMB137.7 million ($20.2 million) as part of the agreement. The deal documents have been completed by both Origin and BC-TID and have been submitted to government officials for final approval which continues to be pending, largely due to the Covid-19 pandemic. The cash amount was used to repay the bank loan of the Company on the headquarters building and provide working capital. As part of the agreement, the Company transferred its seed business of Beijing Origin to Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology), which is the Company’s wholly owned entity in China.

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

During the third fiscal quarter of 2020, the Company was awarded an RMB6.5 million (US$0.95 million) grant from MARA for the successful evaluation of the effects of two of its GMO corn traits, GH5112E-117C and G1105E-823. The MARA’s grant program was established to award achievement in agricultural technology innovation and to speed up the technology’s applications in agriculture production. The grant award of Origin’s two GMO traits not only validates the success of our past research efforts but also shows the government’s strong support of GMO research and product development in China.

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

Based on the foregoing, we conducted our seed development activities under Beijing Origin, a VIE, which is considered a domestic company and not a FIE. Recently, we have restructured our business and formed seed distribution businesses under Beijing Biotechnology, which is the Company’s wholly owned entity in China.

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

(2)	We are in the process of restructuring Beijing Origin Seed Limited based on the joint venture agreement with BC-TID. Currently, we have direct ownership interest of 48.98% in Beijing Origin Seed Limited through State Harvest Holdings Limited, and we have an additional interest of 49.98% in Beijing Origin Seed Limited through State Harvest Holdings Limited under a series of stock consignment agreements with the respective shareholders of Beijing Origin Seed Limited. Our total financial interest in Beijing Origin is 98.96%. Xinjiang Origin is a subsidiary of Beijing Origin with 51% ownership, and the Company is in the process of transferring this ownership from Beijing Origin to Origin Biotechnology.

The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest as of September 30, 2021:

	Place of incorporation	Percentage
Name	(or establishment)/operation	of ownership

State Harvest BVI	British Virgin Islands	100% equity owned by Origin

Origin Biotechnology	Haidian District, Beijing, PRC	100% equity owned by State Harvest

Beijing Origin	Haidian District, Beijing, PRC	98.96% VIE owned and controlled by State Harvest

Xinjiang Origin	Jinbo City, Xinjiang Province, PRC	51% equity owned by Beijing Origin

Henan Aoyu	Zhengzhou City, Henan Province, PRC	51% equity owned by State Harvest

Anhui Aoyu	Hefei, Anhui Province, PRC	50% equity owned by State Harvest

Hubei Aoyu	Wuhan, Hubei Province, PRC	51% equity owned by State Harvest

Xuzhou Aoyu	Xuzhou, Jiangsu Province, PRC	51% equity owned by State Harvest

Shandong Aoruixinong	Qingdao, Shandong Province, PRC	51% equity owned by State Harvest

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

Each stock consignment agreement is subject to enforceability and other limitations of the laws and rules of PRC. The consignee may not transfer the consignment agreement, except as permitted by PRC law. However, we may transfer the Company interest in the intermediate consignee corporation without limitation. If there is non-performance by the shareholder or some or all of an agreement is unenforceable, we and the consignee may lose the benefits of the agreements and suffer severe economic loss as a result. No assurance can be given that the consignee will be able to enforce its rights vis-à-vis the consigning shareholders in the courts of the PRC, and we are not aware of any cases where these types of stock consignment agreements have been interpreted by PRC courts.

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

In the event that the consignment agreement is not enforced or is terminated because of a breach by the consignee that is not cured, the right to the underlying stock would be lost and the economic rights would be terminated. However, such a termination would not terminate the separate agreements entered into by Beijing Origin and Henan Origin to transfer technology from those companies to Origin Biotechnology, so even in the event of a termination of a consignment agreement, the Company would continue to own the applicable PRC entity’s technology and intellectual property through Origin Biotechnology, its wholly owned subsidiary (see “Technical Service Agreements” below). Also, the termination of one shareholder’s consignment agreement does not cause the termination of any of other consignment agreement, so it may only result in a reduction in consigned shares under the consignee’s control.

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

Master Transaction Agreement

In September 2016, Origin entered into a Master Transaction Agreement to sell its certain of the seed production and distribution business of the Company to Beijing Shihui Agricultural Development Co. Ltd. (“Shihui”). In fiscal year 2017, Origin sold 98.58% equity ownership interest in Denong, 100% equity ownership interest in Changchun Origin and 100% equity ownership interest in Linze Origin, which represented our production, processing and distribution services, production and processing centers and marketing centers

D.   Property, plant and equipment.

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

During the fourth quarter fiscal quarter of 2020, the Company was awarded an RMB6.5 million (US$0.95 million) grant from MARA for the successful evaluation of the effects of two of its GMO corn traits, GH5112E-117C and G1105E-823. The MARA’s grant program was established to award achievement in agricultural technology innovation and to speed up the technology’s applications in agriculture production. The grant award of Origin’s two GMO traits not only validates the success of our past research efforts but also shows the government’s strong support of GMO research and product development in China.

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

Our inventories as reported mainly consist of low value supplies and parent seeds that are used for research and development activities.

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

In the aggregate scrap sales make up an immaterial amount of our total sales.

Due to the nature of the seed industry, we normally produce our hybrid corn seeds according to our annualized production plan that is developed at least one year before expected delivery to our customers. If our production plan is too aggressive, we may produce more seeds than the market demands, resulting in aged seeds that initially go unsold. We may decide not to sell the aged seeds as crop seed products to maintain our consistent high seed quality. We perform testing regularly on our seed products such as germination rate testing. In the event we conclude that our seeds are not meeting our quality control standards as crop seed, the aged seed inventory may be sold as common feed products at greatly reduced prices, which results in additional revenue to the Company in the form of scrap sales.

In general, our scrap sales are deemed to be insignificant as follows:

For the year ended September 30, 2021, we had revenues of RMB45.71M for hybrid corn seed (98%) and scrap revenue of RMB0.72M (2%).

For the year ended September 30, 2020, we had revenues of RMB52.04M for hybrid corn seed (99%) and scrap revenue of RMB0.47M (1%).

Operating expenses

Total operating expenses from continuing operations for the fiscal year ended September 30, 2021 were RMB150.7 million (US$23.2 million), compared to the operating expenses of RMB95.1 million in the fiscal year 2020. The increase in operating expenses was mainly due to a few one-time expenses. See General and Administrative expense section below for additional discussion.

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

These one-time expenses as well as increases in general and administrative expenses, primarily consisted of:

Bad Debt Provision

Increased by approximately RMB12.2M (43%). During 2021, the increase in our bad debt provision related to due from related parities Beijing Shehu and Linze Origin Seeds Ltd.

Impairment of Asset - Fixed Assets

Increased by approximately RMB36.7M (153%). During 2021, the increase in our impairment of fixed assets related to its subsidiary Xinjiang Originbo Seed Limited (“Xinjiang Origin”).

Impairment of Assets - Land Use Rights and Intangible Asset

Increased by approximately RMB5 (185%). During 2021, the increase in our impairment of land use rights and intangible asset related to its subsidiary Xinjiang Origin.

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

Additionally, included as a component of our research and development expenses were government subsidies that were recorded as a reduction in the consolidated statements of operations. Total government subsidies for the year 2021 totaled approximately RMB13M as compared to approximately RMB5M for the year ended 2020, an increase of approximately RMB8M (160%). During 2021, the Company received a significant increase in government subsidies due to GMO research and product development.

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

During the fourth quarter fiscal quarter of 2020, the Company was awarded an RMB6.5 million (US$0.95 million) grant from MARA for the successful evaluation of the effects of two of its GMO corn traits, GH5112E-117C and G1105E-823. The MARA's grant program was established to award achievement in agricultural technology innovation and to speed up the technology’s applications in agriculture production. The grant award of Origin’s two GMO traits not only validates the success of our past research efforts but also shows the government’s strong support of GMO research and product development in China.

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

PART III

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

4.16	Description of ordinary shares. (previously filed)

8.1	List of Subsidiaries (previously filed)

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*

Consent of B F Borgers CPA PC to the incorporation of its report on the Registrant’s consolidated financial statements for fiscal years ended September 30, 20209 and 2021 into Registrant’s Registration Statements on Form S-8 (#333-202947, #333-166226, #333-145865 and 33-256186) and Form F-3 (333-253866).

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing the Amendment No. 1 to the previously filed Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to the Annual Report on its behalf.

Date: August 8, 2022	ORIGIN AGRITECH LIMITED

/S/ Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Emphasis of Matters

The Company has significant transactions and account balances with related parties, including entities controlled by the close family members of the Company’s Chairman, which are described in Note 3 to the financial statements. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist.

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

Contract Liabilities (Deferred Revenues)

The Company recognizes a contract liability when consideration is received, or if the Company has the unconditional right to receive consideration, in advance of satisfying the performance obligation. A contract liability is the Company’s obligation to transfer goods to a customer for which the Company has received consideration, or an amount of consideration due from the customer.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

As of September 30, 2021, the Company recorded deferred revenue of approximately RMB45.8M. The Company expects to recognize these revenues during the fiscal years ended September 30, 2022 and 2023, respectively

Cost of revenues

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

3.           RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related party relationships

Name of related parties	Relationship
Beijing Shihui(i)	Being owned by close family members of the Company’s Chairman
Xinjiang Ginbo Seeds Center	Being the non-controlling interest of Xinjiang Origin
Henan Agricultural University	Being the non-controlling interest of Beijing Origin
Linze Origin Seeds Ltd.(i)	Being owned by close family members of the Company’s Chairman
De Nong Zheng Cheng Seed Limited	Being owned by close family members of the Company’s Chairman
Henan Yingde Agricultural Ltd.	Being owned by close family members of the Company’s Chairman
Beijing Liantaide Biotechnology Co., Ltd.	Being owned by close family members of the Company’s Chairman
Non-controlling shareholders (“NCI”)	Non- controlling shareholders of Hubei Aoyu, Anhui Aoyu, Xuzhou Aoyu, Shandong Aoyu, Henan Aoyu, Shandong Aoruixinong
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

11.        LEASES

As of September 30, 2021, the Company’s operating lease right of use assets and operating lease liability are RMB1,904 and RMB3,111, respectively. The Company made the impairment of right of use assets of RMB1,375 and RMB-nil- for the years ended September 30, 2020 and 2021, respectively.. The weighted-average remaining lease term is 2.6 years and the weighted-average discount rate is 4.9%.

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

14.         OTHER LONG-TERM LIABILITY

In fiscal year 2019, the Company didn’t receive government subsidies. In fiscal year 2020, the Company received government subsidies from the local PRC government for equipment projects of RMB3.00 million. In fiscal year 2021, the Company didn’t receive government subsidies from the local PRC government for equipment projects. The non-current portion of such government subsidies are recorded as long-term liability, which will be amortized over the estimated useful lives related to the plant and equipment and land use right. The increase in deferred government subsidies was due to reclassification from other payable account.

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

A summary of the stock option activity under the 2005, 2009 and 2014 Plans is as follows:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	9	10	11	12	13	14	15	16	17	18	19	20	21	22
	January 2,	January 2,	January 4,	April 19,	May 16,	August 3,	January 3,	October 2,	December 22,	January 2,	March 1,	January 2,	January 2,	April 14,
Grant date	2014	2015	2016	2016	2016	2016	2017	2017	2017	2018	2018	2019	2020	2021

Outstanding as of September 30, 2019	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Number of options granted	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Options exercised	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Options cancelled/expired	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Outstanding as of September 30, 2020	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Number of options granted	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Options exercised	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Options cancelled/expired	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Outstanding as of September 30, 2021	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Options vested and exercisable
At September 30, 2020	—	—	—	—	—	—	—	—	—	—	—	—	—	—
At September 30, 2021	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Weighted average fair value at the grant date (US$)	—	—	—	—	—	—	—	—	—	—	—	—	—	—

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

(In thousands, except number of share, per share data and unless otherwise stated)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	9	10	11	12	13	14	15	16	17	18	19	20	21	22
Exercise price (US$)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Average risk-free interest rate	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Expected option life (year)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Volatility rate	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend yield	—	—	—	—	—	—	—	—	—	—	—	—	—	—

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

At present, the legal proceedings have been withdrawn and the Company still has the security obligations and is unable to estimate a reasonable possible range of loss, if any, that may result from such litigation, since it is uncertain how much Linze Origin Seed Limited will pay. If an unfavorable outcome were to occur as a result of the litigation described above, the impact could be no material to the Company’s business, financial condition, or results of operations.

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