Form 20-F/A
period 2021-09-30
Origin Agritech LTD
filed 2022-09-22
CIK 1321851

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2021) covered by the annual report: there were issued and outstanding 5,793,617 ordinary shares as of September 30, 2021. There were 6,016,058 ordinary shares issued and outstanding as of September 20, 2022.

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

☐Yes    ☒No

EXPLANATORY STATEMENT

This Amendment No. 2 to the Form 20-F of Origin Agritech Limited (“Company”) filed with the Securities and Exchange Commission on February 4, 2022, as amended on August 8, 2022 (together the “Form 20-F”) is being filed to address several further comments from the Staff of the Securities and Exchange Commission, and therefore we are restating the following sections: (i) Introduction; (ii) Part I – Item 3 – D (Risk Factors), Item 5 (Operating and Financial Review and Prospects), the financial statements, and Item 19 (Exhibits).

Except as described above, no other changes have been made to the Form 20-F, and the unchanged information in the Form 20-F continues to speak as of the date thereof. Accordingly, this Amendment should be read in conjunction with our original filing, as amended, and our other filings made with the Securities and Exchange Commission subsequent to the filing of the Form 20-F.

INTRODUCTION

Except where the context otherwise requires and for purposes of this Annual Report only:

“we,” “us,” “our company,” “our,” the “Company” and “Origin” refer to Origin Agritech Limited, a company formed in the British Virgin Islands, State Harvest Holdings Limited, a company formed in the British Virgin Islands, and the following, which are collectively described in this Annual Report as “our PRC Operating Companies.”

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

Corporate Structure

The public company, Origin, in which investors hold shares, is a holding company incorporated in the British Virgin Islands. All of our business activities currently take place in China. Part of our operations are conducted in China through a variable interest enterprise, or VIE. The portion of the business that is a VIE is Beijing Origin, and its subsidiary Xinjiang Origin. This portion of the business is the seed development operations. State Harvest owns 49% of the Beijing Origin equity and the VIE applies to the 51%

ownership that State Harvest does not own as an equity position. The balance of our operations are conducted through wholly and partly equity owned operations, in or under Beijing Biotechnology, which in turn is 100% equity owned by State Harvest.

Origin Agritech Limited
(BVI)
100%
State Harvest Holdings Limited
(China)
100%
98.96%
Beijing Origin State Harvest Biotechnology Limited
(China)
Beijing Origin Seed Limited
(China)(1)
51%
Xinjiang Originbo Seed Limited
(China)(1)
Xuzhou Aoyu
51%
Hubei Aoyu
51%
Henan Aoyu
51%
Anhui Aoyu
50%
Shandong Aoruixinong
51%
Key
= ownership
= control

(1)	We are in the process of restructuring Beijing Origin Seed Limited based on the joint venture agreement with BC-TID. Currently, we have direct ownership interest of 48.98% in Beijing Origin Seed Limited through State Harvest Holdings Limited, and we have an additional VIE interest of 49.98% in Beijing Origin Seed Limited through State Harvest Holdings Limited under a series of stock consignment agreements with the respective shareholders of Beijing Origin Seed Limited. Our total financial interest in Beijing Origin is 98.96%. Xinjiang Origin is a subsidiary of Beijing Origin Seed Limited with 51% ownership, and the Company is in the process of transferring this ownership from Beijing Origin Seed Limited to Origin Biotechnology.

Due to PRC legal restrictions on foreign ownership in certain food development and production related businesses, such as our general seed development operations, we do not have full equity ownership of the parts of our business that are conducted through the VIEs. Instead, we rely on contractual arrangements among our PRC subsidiaries, the VIE and their nominee shareholders to control the portion of the business operations conducted through the VIE. The use of the VIE structure is designed to replicate the same economic benefits to us as would be provided with direct equity ownership of the subsidiaries. These contractual agreements enable us, we believe, to (i) exercise contractual control over the VIE, (ii) receive the economic benefits of the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we exert control over the VIE and consolidate financial results of the VIE in our financial statements under U.S. GAAP. Investors in our ordinary shares are purchasing an equity interest in a British Virgin Islands holding company, which in turn has equity interests in some of its subsidiaries in China and only a contractual arrangement with owners of the VIEs, which attempt to replicate the effects of equity ownership.

We and the VIE face various legal and operational risks and uncertainties related to doing business in China. A part of our business operations in China are conducted through a VIE, and we and the VIE are subject to complex and evolving PRC laws and regulations as a result. For example, we and the VIE face risks associated with regulatory approvals of offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of the ordinary shares of the parent holding company, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. Additionally, these concerns may limit the ability to maintain the listing of our ordinary shares on a securities exchange in the United States and in other capital markets.

Our corporate structure is subject to risks associated with the contractual arrangements with the VIE and the parties to those contractual arrangements. Investors in the BVI holding company may never have a direct ownership interest in the part of the business that is conducted by the VIE. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those parts of the operations. This would result in the VIE being deconsolidated for financial statement purposes. The seed development assets, including certain licenses to conduct that part of the business in China, are held by the VIE. A part of our revenues are generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the ordinary shares being diminished or even becoming worthless. Our holding company, our PRC subsidiaries and the VIE, and investors of our ordinary shares face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.

Because of our operations in the development of genetically modified seeds and involvement in the production of seeds as well as for other reasons, the PRC government may intervene or act to influence our operations, or may exert more control over offerings conducted overseas and/or foreign investment in us. Such intervention or influence over the manner in which we operate could result in a material change in our operations or the value of our ordinary shares. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities and our other outstanding securities to significantly decline or be worthless.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules may subject us to additional compliance requirement in the future.

With the trend of strengthening anti-monopoly supervision around the world, the PRC government has issued a series of anti-monopoly laws and regulations since 2021, paying more attention to corporate compliance. On February 7, 2021, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guidelines for Anti-monopoly in the field of Platform Economy. On November 15, 2021, the State Administration for Market Regulation of the PRC promulgated the Guidelines for the Overseas Anti-monopoly Compliance of Enterprises. We believe that these regulations currently have little impact on us, but we cannot guarantee that regulators will agree with us or that these regulations will not affect our business operations in the future.

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. The State Council of the PRC promulgated the Security Protection Regulations for Critical Information Infrastructure (the “CII Regulation”) on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. The Cybersecurity Administration of China (the “CAC”) and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. We believe that these regulations have little impact on us, because we are neither a critical information infrastructure operator nor a network platform operator within the meanings of these regulation. However, we cannot guarantee that the regulators will agree with us.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of the PRC National People’s Congress promulgated the Personal Information Protection Law (the “PIPL”) on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfers (the “Assessment Measures”) which will be effective on September 1, 2022. According to the Assessment measures, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level under any of the following circumstances: (a) where a data processor provides critical data abroad; (b) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (c) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (d) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is required. We have the opportunity to contact, obtain or be exposed to personal information of our subscribers and their close relatives. We may be required to declare security assessment once we fall under any of the aforementioned circumstances and our business operations may be restricted according to the regulations abovementioned.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”) published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations, among others, stipulate that Chinese companies that seek to offer and list securities in overseas markets must fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing must be submitted within three working days after the application for an initial public offering in an overseas market is submitted, and a second filing must be submitted within three working days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in the past three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council. The Draft Overseas Listing Regulations, among others, stipulate that when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company”, the principle of “substance over form” will be followed, and if the issuer meets the following conditions, its offering and listing will be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. We cannot predict the impact of the Draft Overseas Listing Regulations on us at this stage.

Since these regulatory actions are relatively new, it is uncertain how soon legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operation, or our ability to accept foreign investments and listing on a U.S. or other foreign exchange. PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

Our financial statements contained in this annual report have been audited by B F Borgers CPA PC, an independent registered public accounting firm that is headquartered in Lakewood, Colorado. It is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Therefore, Article 177 of the PRC Securities Law, which became effective in March 2020, should not apply to us. That law provides that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. The United States Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. The SEC has adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB has issued a report notifying the Securities and Exchange Commission of its determination that it is currently unable to inspect accounting firms headquartered in mainland China or Hong Kong. Further, the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before securities may be prohibited from trading or be delisted. Currently, we do not believe that we are subject to the various laws mentioned above, and we do not believe our ordinary shares will be delisted from NASDAQ because of these laws.

Internal Cash Transfers and Dividends

Cash is transferred through our organization in the following manner:

●Our equity structure is a VIE structure, that is, Origin Agritech, the British Virgin Islands entity listed in the U.S., through State Harvest Holdings, a British Virgin Islands subsidiary of Origin Agritech and its wholly-owned China Mainland subsidiary Beijing State Harvest Biotechnology, controls its operating entities Beijing Origin Seed Limited and its subsidiary Xinjiang Originbo Seed Limited in Mainland China, under a VIE arrangement.
●As of the date of this report, neither Origin Agritech nor any of its subsidiaries have paid dividends or made distributions to U.S. investors.
●Within our VIE structure, the cross-border transfer of funds from Origin Agritech to its Chinese subsidiaries is legal and compliant with the laws and regulations of China. Origin Agritech is permitted to provide funding to its subsidiaries in mainland China in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements of the respective jurisdiction. There are no quantity limits on Origin Aggrotech’s ability to make capital contributions to its subsidiaries in mainland China under the PRC regulations. If we transfer any of the proceeds to one of our PRC subsidiaries through loans, under current PRC law we will need to register such loans with the SAFE or one of its local branches, and the amount that we may convert into RMB and loan to one of these entities will be limited by applicable SAFE regulations, in the case of a loan to one of our PRC subsidiaries, to the greater of (i) the difference between the subsidiary’s approved total investment and the subsidiary’s total registered capital and (ii) two times the PRC subsidiary’s net assets.
●As a holding company, Origin Agritech relies on dividends and other distributions on equity paid by its operating subsidiaries in mainland China for cash requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to any service expenses it may incur. For operating subsidiaries in mainland China, they will first transfer funds to

State Harvest Holdings Limited in accordance with applicable laws and regulations of mainland China, and then to Origin Agritech. Origin Agritech will then distribute dividends to its shareholders in proportion to their respective shareholding. As of the date of this report, none of our subsidiaries has made any transfers, dividends or other distributions to Origin Agritech. We intend to retain most, if not all, of our available funds and any future earnings to the development and growth of our business in China and do not expect to pay dividends in the foreseeable future.
●The ability of our subsidiaries in mainland China to distribute dividends is based upon their distributable earnings. Current PRC regulations permit these subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, if any of our operating subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Origin Agritech. We believe, other than above, current PRC regulations do not prohibit or limit using cash generated from one subsidiary to fund another subsidiary’s operations. We currently do not have our own cash management policy and procedures that dictate how funds are transferred.

VIE Structure Evaluation

The consignment agreement, or VIE, structure that we have, provides contractual opportunity for foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. For example, foreign ownership in food production is subject to significant regulations in China. For accounting purposes, we receive the economic benefits of Beijing Origin and its subsidiary through certain contractual arrangements. Such contractual arrangements enable us to consolidate the financial results of the VIEs and its subsidiary in our consolidated financial statements under US Generally Accepted Accounting Principles, or GAAP, which VIE structure involves unique risks to investors. Our ordinary shares are shares of Origin Agritech Limited, the offshore holding company in the British Virgin Islands, instead of shares of our PRC subsidiaries, or the VIEs or its subsidiary in China. As of the date of this report, the contractual arrangements have not been tested in court in either the PRC or the United States. Neither the investors in the holding company nor the Company have an full equity ownership in, direct foreign investment in, or control as effective as equity ownership of, the VIE.

Because we do not directly hold equity interests in the VIE or its subsidiary, we and the VIE are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, the validity and enforcement of the contractual arrangements and uncertainties about any future actions of the PRC government resulting in disallowing the VIE structure. The loss of our operations conducted under the contractual arrangements would likely result in a material change in our operations, and the value of our ordinary shares may depreciate significantly or become worthless.

The Company evaluates all transactions and relationships with variable interest entities (“VIE”) to determine whether the Company is the primary beneficiary of the entities in accordance with FASB ASC 810, Consolidation. The Company’s overall methodology for evaluating transactions and relationships under the VIE requirements includes the following two steps:

●	determine whether the entity meets the criteria to qualify as a VIE; and
●	determine whether the Company is the primary beneficiary of the VIE.

In performing the first step, the significant factors and judgments that the Company considers in making the determination as to whether an entity is a VIE include:

●	the design of the entity, including the nature of its risks and the purpose for which the entity was created, to determine the variability that the entity was designed to create and distribute to its interest holders;
●	the nature of the Company’s involvement with the entity;
●	whether control of the entity may be achieved through arrangements that do not involve voting equity;
●	whether there is sufficient equity investment at risk to finance the activities of the entity; and

●	whether parties other than the equity holders have the obligation to absorb expected losses or the right to receive residual returns.

If the Company identifies a VIE based on the above considerations, it then performs the second step and evaluates whether it is the primary beneficiary of the VIE by considering the following significant factors and judgments:

●	whether the entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and
●	whether the entity has the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Based on its evaluation of the above factors and judgments, as of September 30, 2021, 2020 and 2019, the Company consolidated any VIEs in which it was the primary beneficiary.

Risks Associated with VIE Structure

We discuss the risks of being a BVI holding company with operations only in the PRC in greater detail In Item 3, subpart D, at pages 28 of this Amendment N0. 2, to the Annual Report on Form 20-F, for the fiscal year ended September 30, 2021.

Selected Condensed Consolidated Financial Information

The following table presents our condensed consolidating schedule of financial position for our top-tier publicly-traded holding company, Origin Agritech, Limited, our wholly-owned subsidiaries that are the primary beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries that are not the Primary Beneficiaries of VIEs (the “Other Subsidiaries”), and VIEs and their subsidiaries that we consolidate as of the dates presented were as follows:

(1) Parent: Origin Agritech (BVI)

(2) Other subsidiaries: Beijing Origin State Harvest Biotechnology (PRC) and its 5 subsidiaries (Anhui Aoyu, Henan Aoyu, Hubei Aoyu, Shandong Aoruixinong, Xuzhou Aoyu)

(3) Primary Beneficiary of VIE: State Harvest Holdings (BVI)

(4) VIE and VIE subsidiary : Beijing Origin Seed and Xinjiang Originbo Seed

Selected Condensed Consolidated Balance Sheets Data

	Fiscal year ended September 30, 2021
	Parent	Other	Primary	VIE and	Eliminations	Consolidated
		Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Intercompany receivables	187,777	—	—	49,477	(237,254)	—
Total current assets	197,667	45,895	—	51,835	(237,254)	58,143
Intercompany payables	—	42,734	194,520	—	(237,254)	—
Working capital	196,780	(33,666)	(194,536)	(196,802)	—	(228,224)
Investments in subsidiaries	—	147,000	—	—	(147,000)	—
Benefits through VIEs and VIE’s subsidiaries	—	—	233,520	—	(233,520)	—
Total Assets	197,667	203,254	233,520	102,371	(617,774)	119,038

	Fiscal year ended September 30, 2022
	Parent	Other	Primary	VIE and	Eliminations	Consolidated
		Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Intercompany receivables	187,644	—	—	56,918	(244,562)	—
Total current assets	206,001	32,962	—	69,997	(244,562)	64,398
Intercompany payables	—	(31,661)	(212,901)	—	244,562	—
Working capital	202,872	(31,160)	(204,274)	(79,980)	—	(112,542)
Investments in subsidiaries	—	147,000	—	—	(147,000)	—
Benefits through VIEs and VIE’s subsidiaries	—	—	233,520	—	(233,520)	—
Total Assets	206,001	237,234	233,520	203,210	(625,082)	254,883

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2021
	Parent	Other	Primary	VIE and	Eliminations	Consolidated
		Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Third-party revenues	—	40,660	—	5,765	—	46,425
Intra- group revenues	—	9,965	3,416	(13,381)	—
Total revenue	—	50,625	—	9,181	(13,381)	46,425
Third-party costs of Revenue	—	(28,135)	—	(5,476)	—	(33,611)
Intra- group costs of Revenue	—	(9,965)	—	(3,416)	13,381	—
Total costs of Revenue	—	(38,100)	—	(8,892)	13,381	(33,611)
Total Operating expenses	(19,316)	(57,790)	—	(78,357)	4,735	(150,728)
Income from subsidiaries and VIE	(110,363)	(110,363)	220,726	—
Income (loss) from non-operations	—	(3,792)	—	16,940	(2,137)	11,011
Income before income tax expenses	(129,679)	(49,057)	(110,363)	(61,128)	223,324	(126,903)
Less: income tax (benefit) expenses	—	(178)	—	—	—	(178)
Net income	(129,679)	(49,235)	(110,363)	(61,128)	223,324	(127,081)
Less: net income (loss) attributable to non-controlling interests	1,492	(37,044)	(35,552)
Net income attributable to Origin Agritech Limited’s shareholders	(129,679)	(49,235)	(111,855)	(24,084)	223,324	(91,529)

	For the Year Ended December 31, 2020
	Parent	Other	Primary	VIE and	Eliminations	Consolidated
		Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Revenues	—	44,253	—	8,260	—	52,513
Costs of Revenue	—	(25,198)	—	(23,802)	—	(49,000)
Total Operating expenses	(14,854)	(7,396)	(4)	(72,842)	—	(95,096)
Income from subsidiaries and VIEs	(87,988)	(87,984)	175,972	—
Income (loss) from non-operations	—	(9,212)	—	(1,622)	—	(10,834)
Income before income tax expenses	(102,842)	2,447	(87,988)	(90,006)	175,972	(102,417)
Less: income tax (benefit) expenses	—	(425)	—	—	—	(425)
Net income	(102,842)	2,022	(87,988)	(90,006)	175,972	(102,842)
Less: net income (loss) attributable to non-controlling interests	2,304	(19,885)	(17,581)
Net income attributable to Origin Agritech Limited’s shareholders	(102,842)	(282)	(87,988)	(70,121)	175,972	(85,261)

	For the Year Ended December 31, 2019
	Parent	Other	Primary	VIE and	Eliminations	Consolidated
		Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Third-party revenues	—	27,954	—	64,486	—	92,440
Intra- group revenues	—	—	—	21,479	(21,479)	—
Total revenue	—	27,954	—	85,965	(21,479)	92,440
Third-party costs of Revenue	—	(15,575)	—	(84,391)	—	(99,966)
Intra- group costs of Revenue	—	—	—	(19,471)	14,167	(5,304)
Total costs of Revenue	—	(15,575)	—	(103,862)	14,167	(105,270)
Total Operating expenses	(12,957)	(5,419)	—	(30,288)	—	(48,664)
Income from subsidiaries and VIE	(45,384)	—	(45,384)	—	90,768	—
Income (loss) from non-operations	—	1,259	—	(4,908)	—	(3,649)
Income before income tax expenses	(58,341)	8,219	(45,384)	(53,093)	83,456	(65,143)
Less: income tax (benefit) expenses	—	(510)	—	—	—	(510)
Net income	(58,341)	7,709	(45,384)	(53,093)	83,456	(65,653)
Less: net income (loss) attributable to non-controlling interests	—	3,265	—	(6,798)	—	(3,533)
Net income attributable to Origin Agritech Limited’s shareholders	(58,341)	4,444	(45,384)	(46,295)	83,456	(62,120)

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	Parent	Other	Primary	VIE and	Eliminations	Consolidated
		Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Total cash provided by operating activities	—	(24,693)	—	(384)	—	(25,077)
Total cash used in investing activities	—	639	—	(1,715)	(133)	(1,209)
Total cash used in financing activities	(8,637)	26,142	—	2,200	133	19,838
Effect of exchange rate changes	(816)	—	—	—	—	(816)
Restricted cash	—	—	—	133	—	133
Net decrease in cash, cash equivalents and restricted cash	(9,453)	2,088	—	234	—	(7,131)

	For the Year Ended December 31, 2020
	Parent	Other	Primary	VIE and	Eliminations	Consolidated
		Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Total cash provided by operating activities	—	49,618	(4)	(55,229)	—	(5,615)
Total cash used in investing activities	—	(45,951)	—	3	3,705	(42,243)
Total cash used in financing activities	16,730	(2,216)	—	55,109	(3,705)	65,918
Effect of exchange rate changes	1,371	—	—	—	—	1,371
Restricted cash	—	—	—	(147)	—	(147)
Net decrease in cash, cash equivalents and restricted cash	18,101	1,451	(4)	(264)	—	19,284

	For the Year Ended December 31, 2020
	Parent	Other	Primary	VIE and	Eliminations	Consolidated
		Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Total cash provided by operating activities	—	(6,872)	—	(53,258)	—	(60,130)
Total cash used in investing activities	—	—	—	58,507	(58,507)	—
Total cash used in financing activities	1,845.00	9,379	—	(6,753)	58,507	62,978
Effect of exchange rate changes	(1,640.00)	—	—	—	—	(1,640)
Net decrease in cash, cash equivalents and restricted cash	205.00	2,507	—	(1,504)	—	1,208

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

Under China’s Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders

Under the current Enterprise Income Tax Law, or the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Article 177 of the PRC Securities Law, which became effective in March 2020, states that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. The United States Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. The SEC has adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB has issued a report notifying the Securities and Exchange Commission of its determination that it is currently unable to inspect or investigation completely accounting firms headquartered in mainland China or Hong Kong. Further, the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or be delisted.

On January 3, 2020, the Company engaged Borgers as its independent registered public accounting firm. The firm is registered with the PCAOB and operates in Lakewood, Colorado, USA, and is subject to PCAOB rules regarding periodic inspection.

Although the Company does not believe that it is subject to any delisting because of the laws discussed above by reason of having a US accounting firm that is PCEAOB registered as its auditor of its financial statements, it is possible that in the future the laws of the United States and PRC could be changed to make our current auditor arrangement inadequate. In that event we might face delisting of our securities from NASDAQ and the value of our ordinary shares in the market would decline in valuable.

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
d)because the Company is a British Virgin Islands company formed in 2004, the Company was not required to apply for approval from the government of the PRC to be listed on a United States stock exchange, however, that could change in the future; and
e)the United States Holding Foreign Companies Accountable Act, which requires that the Public Company Accounting Oversight Board (PCAOB) be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of the operating company in the future if the PCAOB is unable to inspect the firm.

Part of our PRC operations is through subsidiaries are controlled subsidiaries through stock consignment agreements rather than by direct ownership of 100% of their equity, the terms of which may have to be enforced, which would require us to incur extra costs, create uncertainty as to ownership of the operating businesses involved and risk the possible loss of rights.

Under PRC law, foreign entities are not currently permitted to own more than 49% of seed production companies. As a result, 51% of Beijing Origin is owned through stock consignment agreements. In order to address those restrictions, Origin the holding company, a non-Chinese entity that cannot directly own all the shares of our PRC operating subsidiary, believes it holds the right to control such shares in all respects, including voting, dividends, nomination of directors, and corporate management, through stock consignment agreements executed by the owners of that portion of the stock of these companies. In addition, if we engage in the research, production and sale of genetically modified seed products, then foreign entities are not currently permitted to own any portion of the seed production company, therefore we have to carefully structure our company.

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

Our consignment agreements and VIE arrangements have not been tested in the courts for their legality or enforceability. Therefore, there is no assurance that the rights that we believe we have are in fact substantiated. If these agreements and VIE arrangements are tested, we may be found to not own or control all of our business as reported in the financial statements of the Company. In such a case, our business would be impaired, and the value of the Company and the ordinary shares would decrease in value, and may in fact be deemed worthless.

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

There are corporate protections in place designed to protect our interests, such as an independent Board of Directors, an audit committee comprised of independent directors that must approve insider transactions, a code of conduct requiring fair dealing with the Company, and the British Virgin Islands statutory provision that a disposition of more than 50% of the assets of a company must be approved by a majority of the shareholders. Moreover, if consigned stock is transferred to us as provided in the stock consignment agreements when the restrictions under PRC law are lifted, that stock will no longer be subject to the stock consignment agreements, and the termination of the stock consignment agreements would then have no effect on the ownership of that stock. However, if the stock consignment agreements are terminated, then we would lose our rights with respect to the consigned stock and the profits from the issuing corporation. Such a loss would impair the value of the Company, impair the value of any interest in our ordinary shares, and would reduce our ability to generate revenues.

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

We are a British Virgin Islands company and our PRC subsidiaries are considered a foreign-invested enterprise. To ensure compliance with the PRC laws and regulations, we conduct part of our foreign investment-restricted business, generally the seed development aspects of the business in China through a variable interest enterprise, or a VIE and part of our business through wholly owned and partly owned subsidiaries for the businesses that are not restricted. The VIE currently holds the seed development business license and other licenses necessary for the operation of the agricultural restricted business, based on a series of contractual arrangements with the shareholders of that entity. These contractual agreements enable us, we believe, to (i) exercise contractual control over the VIE, (ii) receive the economic benefits of the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we exert control over the VIE and consolidate financial results of the VIE in our financial statements under U.S. GAAP.

In the opinion of our PRC legal counsel, when the overall structure was developed in 2004, (i) the ownership structures of the VIE in China were not then in violation of mandatory provisions of applicable PRC laws and regulations; and (ii) the agreements under the contractual arrangements among the VIE and its shareholders governed by PRC law are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we understand that that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations that may be applicable to the VIE. Thus, the PRC government may ultimately find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoking the business licenses and/or operating licenses of our PRC entities;
●	imposing fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations, or imposing other requirements with which we or the VIE may not be able to comply;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	placing restrictions on our right to collect revenues;
●	requiring us to restructure the ownership structure or operations of the Company, including terminating the contractual arrangements with the VIE and deregistering the equity rights of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert contractual control over the VIE and its subsidiary;
●	restricting or prohibiting our use of the proceeds from any securities offering we may make or other of our financing activities to finance the business and operations of the VIE and the other of our subsidiaries and joint ventures; or
●	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our overall business operations and severely damage our reputation, which would in turn have a material adverse effect on our overall business, financial condition, prospects and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIE and the other subsidiaries and joint ventures that most significantly impact their economic performance, and/or our failure to receive the economic benefits and residual returns from the VIE and the other subsidiaries and joint ventures, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. As a result, our ordinary shares would likely decline in value or become valueless.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through the courts in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert contractual control over the VIE, and our ability to conduct our business may be negatively affected.

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

The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with the VIE and its shareholders. For example, a spouse of a VIE shareholder may claim that the equity interest of the VIE held by such shareholder is part of their community property in China and should be divided between such shareholder and the spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who may be found not to be subject to obligations under our contractual arrangements, which could result in a loss of the contractual control over the VIE by us. Similarly, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Our use of a VIE structure within our overall corporate organization exposes the Company to potential loss of that portion of the business. Our involvement in food seed development, an industry that has limits on foreign ownership, could encourage the PRC government to intervene in our operations.

Our corporate structure is subject to risks associated with the contractual arrangements with the VIE and the parties to those contractual arrangements. Investors in the BVI holding company may never have a direct ownership interest in the part of the business that is conducted by the VIE. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those parts of the operations. This would result in the VIE being deconsolidated for financial statement purposes. The seed development assets, including certain licenses to conduct that part of the business in China, are held by the VIE. A part of our revenues are generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the ordinary shares being diminished or even becoming worthless. Our holding company, our PRC subsidiaries and the VIE, and investors of our ordinary shares face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.

Because of our operations in the development of genetically modified seeds and involvement in the production of seeds as well as for other reasons, the PRC government may intervene or act to influence our operations, or may exert more control over offerings conducted overseas and/or foreign investment in us Such intervention or influence over the manner we operate could result in a material change in our operations or the value of our ordinary shares. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities and our other outstanding securities to significantly decline or be worthless.

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

Since December, 2019, the Chinese Ministry of Agriculture and Rural Affairs, MARA, announced a list of GMO traits, including five corn traits, that were awarded biosafety certificates. Our double stacked Bt and GT genes are currently in the process to be reviewed by the MARA for biosafety certificates. In September, 2020, the Standard Testing Method and Procedures of the Company’s two GMO corn seed traits were approved in a newly published National Standards Catalog by MARA. The traits that received the National

Testing Standard approval are GH5112E-117C, the Company’s double stack of insect resistance and herbicide tolerance corn and G1105E-823, the Company’s herbicide tolerance corn. As part of the approval process, the traits were tested and reviewed by third-party institutes appointed by the MARA. This method will be the national standard for testing procedures for these traits in future variety development and commercialization.

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

Key developments for Origin’s CRISPR Research

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

Prior to October 1, 2018, the Company recognized revenue in accordance with Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (“ASC 605”). Effective with the October 1, 2018 adoption of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”), the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

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

We have assessed the product quality, unsold quantity and the amount unit cost exceed the selling price performed by our quality inspectors and sales staff on an annual basis, and accordingly, determined the inventory write-downs based on the assessment results. We believe that the current methodologies on impairment assessment are adequate to address the risks of inventory write-downs. For fiscal year 2021, we had write-off provision of RMB7.98million (US$1.23 million) for inventories, compared to written off of provision of RMB6.84million for fiscal year 2020 and provision of RMB5.97 million for fiscal year 2019.

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

Impairment

As it relates to our impairment of plant and equipment and land use rights, we note the following:

China’s crop seed market has been over supplied for the past 5 years and we have had leftover inventory in stock that could not be sold. The Company has produced less seeds in recent years due to our production plan and inventory existing stock levels. As a result, our Xinjiang facility had excessive capacity on hand. The Company recorded impairment losses on assets that were not being used and that did not have any secondary use in which revenues could be generated. Certain of these assets (tangible and intangible) as they were idle and lacked further use, had no remaining fair value and were written off to $0.

See additional discussion below:

Impairment of Asset - Fixed Assets and related Land Use Rights and Intangible Asset

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

4.16	Description of ordinary shares. (previously filed)

8.1	List of Subsidiaries (previously filed)

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of B F Borgers CPA PC.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Filed herewith.

** Previously filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing the Amendment No. 1 to the previously filed Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to the Annual Report on its behalf.

Date: September 21, 2022	ORIGIN AGRITECH LIMITED

/S/ Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

Reports of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Origin Agritech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited (the “Company”) as of September 30, 2020 and 2021, the related consolidated statements of income (loss) and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended September 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States.

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

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except number of share and per share data)

	Year ended September 30,
	2019	2020	2021	2021
	RMB’000	RMB’000	RMB’000	US$’000
Revenues, including sales to related parties of RMB37,987, RMB 15,927 and RMB 10,808 for the years ended September 30, 2019, 2020, and 2021 respectively (note 3)	92,440	52,513	46,425	7,158
Cost of revenues	(105,270)	(49,000)	(33,611)	(5,183)
Gross profit(loss)	(12,830)	3,513	12,814	1,975
Operating expenses
Selling and marketing	(4,038)	(4,820)	(5,564)	(858)
General and administrative	(27,229)	(58,069)	(73,315)	(11,305)
Research and development	(13,267)	(4,116)	(1,979)	(305)
Impairment of assets	(4,130)	(28,091)	(69,870)	(10,773)
Total operating expenses, net	(48,664)	(95,096)	(150,728)	(23,241)

Loss from operations	(61,494)	(91,583)	(137,914)	(21,266)
Interest expense, net	(4,677)	(5,796)	(8,558)	(1,320)
Impairment of long-term investment	—	(5,994)	(5,958)	(919)
Rental income (note 17)	4,611	7,643	10,603	1,635
Other non-operating income (expense),net	(3,583)	(6,687)	14,924	2,301
Loss before income taxes	(65,143)	(102,417)	(126,903)	(19,569)

Income tax (expense) (note 18)	(510)	(425)	(178)	(27)
Net loss	(65,653)	(102,842)	(127,081)	(19,596)
Less: Net income (loss) attributable to non-controlling interests	(3,533)	(17,581)	(35,552)	(5,482)

Net loss attributable to Origin Agritech Limited	(62,120)	(85,261)	(91,529)	(14,114)
Other comprehensive loss
Net loss	(65,653)	(102,842)	(127,081)	(19,596)
Foreign currency translation difference	(1,640)	1,371	(816)	(126)
Comprehensive loss	(67,293)	(101,471)	(127,897)	(19,722)
Less: Comprehensive income (loss) attributable to non-controlling interests	(3,533)	(17,581)	(35,552)	(5,482)
Comprehensive loss attributable to Origin Agritech Limited	(63,760)	(83,890)	(92,345)	(14,240)

Basic and diluted net loss per share attributable to Origin Agritech Limited (note 19)	(14.85)	(16.95)	(16.29)	(2.51)

Shares used in calculating basic and diluted net loss per share*	4,184,032	5,029,017	5,617,424	5,617,424

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

As of September 30, 2021, the Company’s subsidiaries and variable interest entities included in continuing operations consisted of the following:

	Date of	Place of	Percentage
	Incorporation	Incorporation	of	Principal
Name	or Establishment	or Establishment	Ownership	Activity
Subsidiaries:
State Harvest Holdings Limited(“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment Holding

Beijing Origin State Harvest Biotechnology Limited (“BioTech”)	December 1, 2004	People’s Republic of China (“PRC”)	100%	Hybrid seed technology development

Variable interest entity:
Beijing Origin Seed Limited (note (i)) (“Beijing Origin”)	December 26, 1997	PRC	Note (i)	Hybrid crop seed development, production and distribution

Subsidiaries held by Beijing Origin:

Xinjiang Originbo Seed Company Limited (note (i)) (“Xinjiang Origin”)	July 13, 2011	PRC	51%	Hybrid crop seed development, production and distribution

Subsidiaries held by State Harvest:

Shandong Aoruixinong Agricultural Technology Limited (Shandong Aoruixinong)	September 27, 2019	PRC	51%	Agricultural seed products distribution through e-commune network

Hubei Aoyu Zhongye Limited (Hubei Aoyu)	October 22, 2018	PRC	51%	Agricultural seed products distribution through e-commerce network

Anhui Aoyu Zhongye Limited (Anhui Aoyu)	July 25, 2018	PRC	50%	Agricultural seed products distribution through e-commerce network

Xuzhou Aoyu Zhongye imited (Xuzhou Aoyu)	September 25, 2018	PRC	51%	Agricultural seed products distribution through e-commerce network

Henan Aoyu Zhongye Limited (note (i)) (“Henan Aoyu”)	July 16, 2018	PRC	51%	Agricultural seed products distribution through e-commerce network

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

The Company adopted ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”).

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

Interest expense related to borrowings amounted to RMB4,680, RMB5,735 and RMB8,260 for the years ended September 30, 2019, 2020 and 2021, respectively.

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

The Company recorded share-based compensation expense for share options of RMB904, RMB658 and RMB 10,952 for the years ended September 30, 2019, 2020 and 2021 respectively. As of September 30, 2020 and 2021, there were RMB-nil- and RMB-nil-of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the 2014 Plan.

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