Form 20-F/A
period 2021-09-30
Origin Agritech LTD
filed 2022-10-12
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 3

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2021) covered by the annual report: there were issued and outstanding 5,793,617 ordinary shares as of September 30, 2021. There were 6,016,058 ordinary shares issued and outstanding as of October 10, 2022.

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

☐Yes    ☒No

EXPLANATORY STATEMENT

This Amendment No. 3 to the Form 20-F of Origin Agritech Limited (“Company”) filed with the Securities and Exchange Commission on February 4, 2022, as amended on August 8, 2022, and September 21, 2022 (together the “Form 20-F”) is being filed to address several further comments from the Staff of the Securities and Exchange Commission, and therefore we are restating the following sections: (i) Introduction; (ii) Part I – Item 3 – D (Risk Factors), Item 5 (Operating and Financial Review and Prospects), the financial statements, and Item 19 (Exhibits).

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

Due to PRC legal restrictions on foreign ownership in certain food development and production related businesses, such as our general seed development operations, we do not have full equity ownership of the parts of our business that are conducted through the VIEs. Instead, we rely on contractual arrangements among our PRC subsidiaries, the VIE and their nominee shareholders to control the portion of the business operations conducted through the VIE. These contractual agreements enable us, we believe, to (i) exercise contractual control over the VIE, (ii) receive the economic benefits of the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we exert control over the VIE and consolidate financial results of the VIE in our financial statements under U.S. GAAP. Investors in our ordinary shares are purchasing an equity interest in a British Virgin Islands holding company, which in turn has equity interests in some of its subsidiaries in China and only a contractual arrangement with owners of the VIEs in another entity.

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

Internal Cash Transfers and Dividends

Cash is transferred through our organization in the following manner:

●Origin Agritech, a holding company and the British Virgin Islands entity that is listed on a national stock exchange in the U.S., through State Harvest Holdings Limited, a PRC holding company and wholly owned subsidiary of Origin Agritech, controls several direct and indirect subsidiaries and has a VIE. State Harvest owns Beijing Origin State Harvest Biotechnology Limited which in turn has a controlling equity interest in each of several other companies. State Harvest also has a VIE arrangement with Beijing Origin Seed Limited, the latter having a controlling interest in Xnjiang Originbo Seed Limited.
●As of the date of this report, neither Origin Agritech has ever paid dividends or made distributions to U.S. investors.
●Within our corporate structure, the cross-border transfer of funds from Origin Agritech to its Chinese subsidiaries and controlled entities is legal and compliant with the laws and regulations of China. Origin Agritech is permitted to provide funding to its subsidiaries in mainland China in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements of the respective jurisdiction. There are no amount limits on Origin Aggrotech’s ability to make capital contributions to its subsidiaries in mainland China under the PRC regulations. If Origin Agritech transfers any funds to one of the PRC subsidiaries or contractually affiliated companies through loans, however, then under current PRC law we will need to register the loans with the SAFE, and the amount that we may convert into RMB, and the loan will be limited by applicable SAFE regulations to the greater of (i) the difference between the approved total investment in the entity and its total registered capital, and (ii) two times the net assets of the PRC entity.

●Origin Agritech relies on equity based dividends and other distributions paid by its operating companies in the PRC for a portion of its cash requirements, including funds that may be necessary to pay dividends and other cash distributions to its shareholders or to fund any expenses it may incur. For the operating companies in the PRC, they will first transfer funds to State Harvest Holdings Limited in accordance with applicable laws and regulations of the PRC, and then State Harvest will transfer legally available funds, if any, to Origin Agritech. Origin Agritech will then distribute dividends, if any, to its shareholders in proportion to their respective shareholding. As of the date of this report, none of our subsidiaries or controlled companies has made any transfers, dividends or other distributions to fund dividends or distributions by Origin Agritech. We intend to retain all of our available funds and any future earnings to the development and growth of our business in the PRC and do not expect to pay dividends in the foreseeable future.
●The ability of our entities in the PRC to distribute dividends is based upon their distributable earnings. Current PRC regulations permit companies to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, if a company incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends. We believe, other than above, current PRC regulations do not prohibit or limit using cash generated from one entity within a corporate group to fund another company in the corporate group for its operations. We currently do not have our own cash management policy and procedures that dictate how funds are transferred.

Please refer to the selected condensed consolidated financial information below in this Section and the consolidated financial statements commencing at page F-1, included in this Annual Report on Form 20-F, as amended.

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

	Fiscal year ended September 30, 2020
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

	For the Year Ended September 30, 2021
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

	For the Year Ended September 30, 2020
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

	For the Year Ended September 30, 2019
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

	For the Year Ended September 30, 2021
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

	For the Year Ended September 30, 2020
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

	For the Year Ended September 30, 2019
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

We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business, if the VIE declares bankruptcy or become subject to a dissolution or liquidation proceeding.

The Company holds certain assets, notably the seed development business, that are critical to the operation of our business under a VIE arrangement. If the shareholders of the VIE entity breach the contractual arrangements and successfully liquidate the VIE, or if the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the VIE undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

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

We have assessed the product quality, unsold quantity and the amount the unit cost exceed the selling price performed by our quality inspectors and sales staff on an annual basis, and accordingly, determined the inventory write-downs based on the assessment results. We believe that the current methodologies on impairment assessment are adequate to address the risks of inventory write-downs. For fiscal year 2021, we had a write-off provision of RMB7.98million (US$1.23 million) for seed inventories, compared to write off provision of RMB6.84million for fiscal year 2020 and a write off provision of RMB5.97 million for fiscal year 2019.

Due to the nature of the seed industry, we normally produce seeds according to our annualized production that is developed at least one year before delivery to our customers. If our production plan is too aggressive, we could produce more seeds than the market demands, ultimately resulting in aged seeds. Weather conditions can also affect the amount of seed produced. Additionally, there has been an over-supply of crop seed in the Chinese market in recent years.

We may decide not to sell the aged seeds as crop seed products, taking into account factors such as the quality of the seeds and commodity pricing. In that case, the aged seed inventory is likely to be sold as common feed products at greatly reduced prices from what crop seed would sell for. Aged inventory could result in asset impairment risk, in which case we would suffer a risk of additional inventory write-downs.

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

Due to the nature of the seed industry, we normally produce our hybrid corn seeds according to our annualized production plan that is developed at least one year before expected delivery to our customers. If our production plan is too aggressive, we may produce more seeds than the market demands, resulting crop seed that goes unsold and ultimately in aged seeds which cannot be sold as crop seed. Often we decide not to sell the aged seeds as crop seed products to maintain our consistent high seed quality. We perform testing regularly on our seed products such as germination rate testing. In the event we conclude that our seeds are not meeting our quality control standards as crop seed, the aged seed inventory may be sold as common feed products at greatly reduced prices, which results in additional revenue to the Company in the form of scrap sales.

The decline in revenues for FY 2021 and FY2020 was overall a decline in sales of our crop seed products. We believe the decline was due to a shortage of our crop seed inventory supply and, more generally, increasing competition in seed market.

We had a shortage of inventory supply because parts of our older inventory deteriorated to such a degree that it became scrap seed, and our production of new seed product had not increased sufficiently to meet needed capacity. From 2015 to 2017, we overproduced our inventory. Seeds that weren’t sold in subsequent years aged and became old inventory. Because of our larger inventory levels we decided to produce less seed in subsequent years. As time passed, we found the old seed inventory began to fall below our quality standards, one being the germination rate, for example. Additionally, the older corn seed varieties were becoming less popular with growers. In the 2019-2020 season, we scrapped 1,323 metric tons of seed, which meant they were sold as normal feed crop other than seed, at greatly discounted prices to crop seed, namely ‘scrap sale.’ As a result, our supply to distributors for 2020 was decreased, and thus sales also were decreased. Moreover, we scrapped another 240 metric tons of seed in 2020, which likewise influenced our supply for 2021 and led to a decline in sales and revenue.

As a result of our scrap seed sales over the last couple of years, we believe we have cleaned up all of our inventory levels and the quality levels.. We believe that now we currently have a seed inventory available for sale where most seed is newly produced.

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

General and administrative

General and administrative expenses from continuing operations primarily consist of salary and compensation, depreciation and amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies. General and administrative expenses for the fiscal year ended September 30, 2021, were RMB73.3 million (US$11.3 million), compared to RMB58.1 million year-over-year. The increase in general and administrative expenses for the fiscal year 2021 was mainly due to reserves for the potential tax liability, residue payment of capital expenses for prior periods, and non-cash one-time expenses. More specifically, there was an increase of RMB30.8 million in general and administrative expenses in fiscal 2020 compared to 2019 was due to an increase in the bad-debt provision of RMB28.3 million related to Shihui, and an increase of RMB15.3 million in general and administrative expenses in FY 2021 compared to FY 2020 due to an increase in the bad-debt provision of RMB12.2 million recorded in FY 2021 related to the obligations of Linze to the Company. We expect that the general and administrative expenses to be significantly lower for the fiscal year 2022.

Bad Debt Provision

Increased by approximately RMB12.2M (43%). During 2021, the increase in our bad debt provision related to due from related parities Beijing Shihui and Linze Origin Seeds Ltd.

Impairment

As it relates to our impairment of plant and equipment and land use rights, we note the following:

China's crop seed market has been over supplied for the past 5 years and we have had inventory that could not be sold as crop seed. The Company has produced less seeds in recent years due to our production plan and existing inventory stock levels. As a result, our Xinjiang facility had excessive capacity on hand. The Company recorded impairment losses on assets that were not being used and that did not have any secondary use in which revenues could be generated. Certain of these assets (tangible and intangible) as they were idle and lacked further use, had no remaining fair value and were written off to $0.

See additional discussion below:

Impairment of Asset - Fixed Assets and related Land Use Rights and Intangible Asset

Increased by approximately RMB36.7M (153%). During 2021, the increase in our impairment of fixed assets related to its subsidiary Xinjiang Originbo Seed Limited (“Xinjiang Origin”).

Impairment of Assets - Land Use Rights and Intangible Asset

Increased by approximately RMB5.0M (185%). During 2021, the increase in our impairment of land use rights and intangible asset related to its subsidiary Xinjiang Origin.

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

*Filed herewith.

** Previously filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing the Amendment No. 3 to the previously filed Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to the Annual Report on its behalf.

Date: October 12, 2022	ORIGIN AGRITECH LIMITED

/S/ Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer

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