Form 20-F
period 2022-09-30
Origin Agritech LTD
filed 2023-02-14
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2022

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2022) covered by the annual report: there were issued and outstanding 5,990,604 ordinary shares as of September 30, 2022, and 6,296,056 ordinary shares as of February 14, 2023.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐Yes  ☒No

ORIGIN AGRITECH LIMITED

INTRODUCTION

Except where the context otherwise requires and for purposes of this Annual Report only:

●	“we,” “us,” “our company,” “our,” the “Company” and “Origin” refer to Origin Agritech Limited and an intermediate holding company, State Harvest Holdings Limited, both companies formed in the British Virgin Islands and the following, which are collectively described in this Annual Report as “our PRC Operating Companies.”

The PRC Operating Companies are:

1.State Harvest Holdings Limited (“State Harvest”), a company formed in British Virgin Islands, which is a 100% equity owned company of Origin, as a holding company for our other direct and indirect subsidiaries in China, including:

2.Beijing Origin State Harvest Biotechnology Limited (“Origin Biotechnology”), a company formed in China, collectively for itself and its six China formed subsidiaries listed below, all of which are, directly or indirectly, wholly or partly equity owned by State Harvest.

(i)	Hubei Aoyu Agricultural Technology Limited, (“Hubei Aoyu”) in Hubei province,
(ii)	Anhui Aoyu Zhongye Technology Ltd. (“Anhui Aoyu”) in Anhui province,
(iii)	Xuzhou Aoyu Agricultural Technology Ltd. (“Xuzhou Aoyu”) in Jiangsu province,
(iv)	Henan Aoyu Zhongye Limited (“Henan Aoyu”) in Henan province,
(v)	Shandong Aoruixinong Agricultural Technology Limited (Shandong Aoruixinong),
(vi)	Hainan Aoyu Biotechnology Limited (“Hainan Aoyu”) in Hainan province and

3.Beijing Origin Seed Limited (“Beijing Origin”), a company formed in China, and its subsidiary Xinjiang Originbo Seed Limited (“Xinjiang Origin”), a company formed in China, which together are held by Beijing Origin under a VIE arrangement.

4.OAL SMY Limited, a company formed in New Jersey, United States, is a 100% equity owned company of Origin.

●	“last year,” “fiscal year 2022,” “the year ended September 30, 2022” and “the fiscal year ended September 30, 2022” refer to the twelve months ended September 30, 2022, which is the period covered by this Annual Report;
●	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate;
●	“China” or “PRC” refers to the mainland of People’s Republic of China;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and
●	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares.

Corporate Structure

The public company, Origin, in which investors hold shares, is a holding company incorporated in the British Virgin Islands. All of our business activities currently take place in China. Part of our operations are conducted in China through a variable interest enterprise, or VIE. The portion of the business that is a VIE is Beijing Origin and its subsidiary Xinjiang Origin. This portion of the business is the seed development operations of Origin. State Harvest owns 48.98% of the Beijing Origin equity and the VIE applies to the 49.98% ownership that State Harvest does not own as an equity position. The balance of our operations are conducted through wholly and partly equity owned operations, in or under Origin Biotechnology, which in turn is 100% equity owned by State Harvest.

(1)	We are in the process of restructuring Beijing Origin Seed Limited based on the joint venture agreement with BC-TID, and both sides agreed to prolong the deadline to 2024 due to epidemic close-downs and BC-TID’s internal review processes. Currently, we have direct ownership interest of 27.36% in Beijing Origin Seed Limited through Origin Biotechnology, and we have an additional VIE interest of 71.16% in Beijing Origin Seed Limited through State Harvest Holdings Limited under a series of stock consignment agreements with the respective shareholders of Beijing Origin Seed Limited. Our total financial interest in Beijing Origin is 98.52%. Xinjiang Origin is a subsidiary of Beijing Origin Seed Limited which has a 51% equity ownership interest therein, and the Company is in the process of transferring this ownership from Beijing Origin Seed Limited to Hainan Aoyu.

Due to PRC legal restrictions on foreign ownership in certain food development and production related businesses, such as our general seed development operations, we do not have full equity ownership of those parts of our business. Instead, we rely on contractual arrangements among our PRC subsidiaries and their nominee shareholders to control the portion of the business operations not owned by means of the VIE arrangements. These VIE contractual agreements enable us, we believe, to (i) exercise contractual control over the VIE, (ii) receive the economic benefits of the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we consolidate the financial results of the VIE in our financial statements under U.S. GAAP. Investors in our ordinary shares are purchasing an equity interest in a British Virgin Islands holding company, which in turn has equity interests in some of its subsidiaries in China and a contractual arrangement with owners of the VIEs in another entity.

We and the VIE face various legal and operational risks and uncertainties related to doing business in China. Origin and the VIE are subject to complex and evolving PRC laws and regulations as a result. For example, we and the VIE face risks associated with regulatory approvals of offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of the ordinary shares of the parent holding company, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. Additionally, these concerns may limit the ability to maintain the listing of our ordinary shares on a securities exchange in the United States and in other capital markets.

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

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of the PRC National People’s Congress promulgated the Personal Information Protection Law (the “PIPL”) on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfers (the “Assessment Measures”) which became effective on September 1, 2022, subject to a six month implementation grace period, along with the guidelines. According to the Assessment measures, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level under any of the following circumstances: (a) where a data processor provides critical data abroad; (b) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (c) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (d) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is required. We have the opportunity to contact, obtain or be exposed to personal information of our subscribers and their close relatives. We may be required to declare security assessment once we fall under any of the aforementioned circumstances and our business operations may be restricted according to the regulations above mentioned.

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

Our financial statements contained in this annual report have been audited by B F Borgers CPA PC, an independent registered public accounting firm that is headquartered in Lakewood, Colorado. It is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Therefore, we believe, Article 177 of the PRC Securities Law, which became effective in March 2020, should not apply to us. That law provides that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. The United States Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. The SEC has adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB has issued a report notifying the Securities and Exchange Commission of its determination that it is currently unable to inspect accounting firms headquartered in mainland China or Hong Kong. Further, the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before securities may be prohibited from trading or be delisted. Currently, we do not believe that we are subject to the various laws mentioned above, and we do not believe our ordinary shares will be delisted from NASDAQ because of these laws.

Internal Cash Transfers and Dividends

Cash is transferred through our organization in the following manner:

●Origin, a holding company and the British Virgin Islands entity that is listed on a national stock exchange in the U.S., through State Harvest, a British Virgin Islands holding company and wholly owned subsidiary of Origin, controls several direct and indirect subsidiaries and has a VIE. State Harvest owns Origin Biotechnology, which in turn has a controlling equity interest in each of several other companies. State Harvest also has a VIE arrangement with Beijing Origin, the latter having a controlling interest in Xinjiang Origin.
●As of the date of this report, Origin has never paid dividends or made distributions to U.S. investors.
●Within our corporate structure, the cross-border transfer of funds from Origin to its Chinese subsidiaries and controlled entities is legal and compliant with the laws and regulations of China. Origin is permitted to provide funding to its subsidiaries in mainland China in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements of the respective jurisdiction. There are no amount limits on Origin’s ability to make capital contributions to its subsidiaries in mainland China under the PRC regulations. If Origin transfers any funds to one of the PRC subsidiaries or contractually affiliated companies through loans, however, then under current PRC law we will need to register the loans with the SAFE, and the amount that we may convert into RMB, and the loan will be limited by applicable SAFE regulations to the greater of (i) the difference between the approved total investment in the entity and its total registered capital, and (ii) two times the net assets of the PRC entity.
●Origin relies on equity based dividends and other distributions paid by its operating companies in the PRC for a portion of its cash requirements, including funds that may be necessary to pay dividends and other cash distributions to its shareholders or to fund any expenses it may incur. For the operating companies in the PRC, they will first transfer funds to State Harvest in accordance with applicable laws and regulations of the PRC, and then State Harvest will transfer legally available funds, if any, to Origin. Origin will then distribute dividends, if any, to its shareholders in proportion to their respective shareholding. As of the date of this report, none of our subsidiaries or controlled companies has made any transfers, dividends or other distributions to fund dividends or distributions by Origin. We intend to retain all of our available funds and any future earnings to the development and growth of our business in the PRC and do not expect to pay dividends in the foreseeable future.
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

VIE Structure Evaluation

The consignment agreement, or VIE, structure that we have, provides contractual opportunity for foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. For example, foreign ownership in food production is subject to significant regulations in China. For accounting purposes, we receive the economic benefits of Beijing Origin and its subsidiary, in part, through certain contractual arrangements. Such contractual arrangements enable us to consolidate the financial results of the VIE and its subsidiary in our consolidated financial statements under US Generally Accepted Accounting Principles, or GAAP, which VIE structure involves unique risks to investors. Our ordinary shares are shares of Origin, the holding company in the British Virgin Islands, instead of shares of our PRC subsidiaries, or the VIEs or its subsidiary in China. As of the date of this report, the contractual arrangements have not been tested in court in either the PRC or the United States. Neither the investors in the holding company nor the Company have an full equity ownership in, direct foreign investment in, or control as effective as equity ownership of, the VIE.

Because we do not directly hold all equity interests in the VIE or its subsidiary, we and the VIE are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, the validity and enforcement of the contractual arrangements and uncertainties about any future actions of the PRC government resulting in disallowing the VIE structure. The loss of our operations conducted under the contractual arrangements would likely result in a material change in our operations, and the value of our ordinary shares may depreciate significantly or become worthless.

Origin evaluates all transactions and relationships with variable interest entities (“VIE”) to determine whether the Company is the primary beneficiary of the entities in accordance with FASB ASC 810, Consolidation. Origin’s overall methodology for evaluating transactions and relationships under the VIE requirements includes the following two steps:

●determine whether the entity meets the criteria to qualify as a VIE; and
●determine whether the Company is the primary beneficiary of the VIE.

In performing the first step, the significant factors and judgments that the Company considers in making the determination as to whether an entity is a VIE include:

●the design of the entity, including the nature of its risks and the purpose for which the entity was created, to determine the variability that the entity was designed to create and distribute to its interest holders;
●the nature of the Company’s involvement with the entity;
●whether control of the entity may be achieved through arrangements that do not involve voting equity;
●whether there is sufficient equity investment at risk to finance the activities of the entity; and
●whether parties other than the equity holders have the obligation to absorb expected losses or the right to receive residual returns.

If the Company identifies a VIE based on the above considerations, it then performs the second step and evaluates whether it is the primary beneficiary of the VIE by considering the following significant factors and judgments:

●whether the entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and
●whether the entity has the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Based on its evaluation of the above factors and judgments, as of September 30, 2020, 2021 and 2022, the Company consolidated any VIEs in which it was the primary beneficiary.

Risks Associated with VIE Structure

We discuss the risks of being a BVI holding company with operations only in the PRC in greater detail In Item 3, subpart D, at pages 28 of this Amendment N0. 2, to the Annual Report on Form 20-F, for the fiscal year ended September 30, 2022.

Selected Condensed Consolidated Financial Information

The following table presents our condensed consolidating schedule of financial position for our top-tier holding company, Origin Agritech Limited, our wholly-owned subsidiaries that are the primary beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries that are not VIEs (the “Other Subsidiaries”), and VIEs and their subsidiaries that we consolidate as of the dates presented were as follows:

(1) Parent: Origin Agritech Limited (BVI)

(2) Other subsidiaries that are equity owned: OAL SMY Limited (United States), Beijing Origin State Harvest Biotechnology (PRC) and its 6 majority owned subsidiaries Anhui Aoyu, Hainan Aoyu, Henan Aoyu, Hubei Aoyu, Shandong Aoruixinong, and Xuzhou Aoyu (all PRC)

(3) Primary Beneficiary of VIE: State Harvest Holdings Limited (PRC)

(4) VIE and VIE subsidiary : Beijing Origin Seed Limited (PRC) and Xinjiang Originbo Seed Limited (PRC)

Selected Condensed Consolidated Balance Sheets Data

	As of September 30, 2022
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Intercompany receivables	216,571	—	—	59,417	(275,988)	—
Total current assets	223,896	56,807	—	76,825	(275,988)	81,540
Intercompany payables	—	63,040	212,948	—	(275,988)	—
Working capital	223,172	(52,156)	(212,964)	(169,376)	—	(211,325)
Investments in subsidiaries	—	90,907	—	—	(90,907)	—
Benefits through VIE and VIE’s subsidiaries	—	—	233,520	—	(233,520)	—
Total Assets	223,896	165,831	233,520	112,123	(600,415)	135,955

	Fiscal year ended September 30, 2021
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Intercompany receivables	187,777	—	—	49,477	(237,254)	—
Total current assets	197,667	45,895	—	51,835	(237,254)	58,143
Intercompany payables	—	42,734	194,520	—	(237,254)	—
Working capital	196,780	(33,666)	(194,536)	(196,802)	—	(228,224)
Investments in subsidiaries	—	147,000	—	—	(147,000)	—
Benefits through VIEs and VIE’s subsidiaries	—	—	233,520	—	(233,520)	—
Total Assets	197,667	203,254	233,520	102,371	(617,774)	119,038

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended September 30, 2022
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Third-party revenues	—	45,000	—	7,580	—	52,580
Intra- group revenues	—	2,584	—	3,224	(5,808)	—
Total revenue	—	47,584	—	10,804	(5,808)	52,580
Third-party costs of Revenue	—	(31,591)	—	(4,795)	—	(36,386)
Intra- group costs of Revenue	—	(2,584)	—	(3,224)	5,808	—
Total costs of Revenue	—	(34,175)	—	(8,019)	5,808	(36,386)
Total Operating expenses	(5,261)	(17,000)	—	(10,345)	3,516	(29,090)
Income from subsidiaries and VIE	6,316	—	6,316	—	(12,632)	—
Income (loss) from non-operations	—	(57,603)	—	75,056	(2,246)	15,207
Income before income tax expenses	1,055	(61,194)	6,316	67,496	(11,362)	2,311
Less: income tax (benefit) expenses	—	14	—	—	—	14
Net income	1,055	(61,180)	6,316	67,496	(11,362)	2,325
Less: net income (loss) attributable to non-controlling interests	—	—	—	8,590	—	8,590
Net income (loss) attributable to Origin Agritech Limited’s shareholders	1,055	(61,180)	6,316	58,906	(11,362)	(6,265)

	For the Year Ended September 30, 2021
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Third-party revenues	—	40,660	—	5,765	—	46,425
Intra- group revenues	—	9,965	3,416	(13,381)	—	—
Total revenue	—	50,625	—	9,181	(13,381)	46,425
Third-party costs of Revenue	—	(28,135)	—	(5,476)	—	(33,611)
Intra- group costs of Revenue	—	(9,965)	—	(3,416)	13,381	—
Total costs of Revenue	—	(38,100)	—	(8,892)	13,381	(33,611)
Total Operating expenses	(19,316)	(57,790)	—	(78,357)	4,735	(150,728)
Income from subsidiaries and VIE	(110,363)	(110,363)	220,726	—	—	—
Income (loss) from non-operations	—	(3,792)	—	16,940	(2,137)	11,011
Income before income tax expenses	(129,679)	(49,057)	(110,363)	(61,128)	223,324	(126,903)
Less: income tax (benefit) expenses	—	(178)	—	—	—	(178)
Net income (loss)	(129,679)	(49,235)	(110,363)	(61,128)	223,324	(127,081)
Less: net income (loss) attributable to non-controlling interests	1,492	(37,044)	(35,552)	—	—	—
Net income (loss) attributable to Origin Agritech Limited’s shareholders	(129,679)	(49,235)	(111,855)	(24,084)	223,324	(91,529)

	For the Year Ended September 30, 2020
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Revenues	—	44,253	—	8,260	—	52,513
Costs of Revenue	—	(25,198)	—	(23,802)	—	(49,000)
Total Operating expenses	(14,854)	(7,396)	(4)	(72,842)	—	(95,096)
Income from subsidiaries and VIEs	(87,988)	(87,984)	175,972	—	—
Income (loss) from non-operations	—	(9,212)	—	(1,622)	—	(10,834)
Income before income tax expenses	(102,842)	2,447	(87,988)	(90,006)	175,972	(102,417)
Less: income tax (benefit) expenses	—	(425)	—	—	—	(425)
Net income	(102,842)	2,022	(87,988)	(90,006)	175,972	(102,842)
Less: net income (loss) attributable to non-controlling interests	2,304	(19,885)	(17,581)	—	—	—
Net income attributable to Origin Agritech Limited’s shareholders	(102,842)	(282)	(87,988)	(70,121)	175,972	(85,261)

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended September 30, 2022
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Total cash provided by operating activities	(4,567)	(2,661)	—	10,519	—	3,291
Total cash used in investing activities	—	(480)	—	(622)	—	(1,102)
Total cash used in financing activities	1,614	7,306	—	(9,252)	—	(332)
Effect of exchange rate changes	447	—	—	—	—	447
Restricted cash	—	—	—	14	—	14
Net decrease in cash, cash equivalents and restricted cash	(2,506)	4,165	—	659	—	2,318

	For the Year Ended September 30, 2021
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Total cash provided by operating activities	—	(24,693)	—	(384)	—	(25,077)
Total cash used in investing activities	—	639	—	(1,715)	(133)	(1,209)
Total cash used in financing activities	(8,637)	26,142	—	2,200	133	19,838
Effect of exchange rate changes	(816)	—	—	—	—	(816)
Restricted cash	—	—	—	133	—	133
Net decrease in cash, cash equivalents and restricted cash	(9,453)	2,088	—	234	—	(7,131)

	For the Year Ended September 30, 2020
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Total cash provided by operating activities	—	49,618	(4)	(55,229)	—	(5,615)
Total cash used in investing activities	—	(45,951)	—	3	3,705	(42,243)
Total cash used in financing activities	16,730	(2,216)	—	55,109	(3,705)	65,918
Effect of exchange rate changes	1,371	—	—	—	—	1,371
Restricted cash	—	—	—	(147)	—	(147)
Net decrease in cash, cash equivalents and restricted cash	18,101	1,451	(4)	(264)	—	19,284

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our company and industry. All statements other than statements of historical fact in this Annual Report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this Annual Report relate to, among others:

●	our expectations for our future business and product development, business prospects, results of business operations and current financial condition;
●	future development of China based agricultural biotechnology as a whole, including our genetically modified seed research and development and its distribution and acceptance in the China market;
●	our ability to develop and commercialize any alternative businesses;
●	address the scope and impact of the governing and regulatory policies and laws on our business, including that of the research and development of genetically modified seed products and any other ancillary businesses in which we engage, and importantly the regulation of VIE business structures in the United States and China;
●	our plans to license or co-develop seed products or technologies;
●	likelihood of recurrence of accounting charges or impairments;
●	expected changes in our sources of revenues and income base and our ability to generate income from our diversified business lines, and how funds might be up-streamed to our holding company, and any limitations thereon imposed by China regulation;
●	competition in our business lines, including the crop seed industry, development of GM seeds;
●	our plans for current staffing requirements and research and development and business expansion;
●	our ability to successfully raise capital to accommodate company needs which are under acceptable terms and at an acceptable share price; and
●	adequacy of our facilities for our operations.

We believe it is important to communicate our expectations to our shareholders. However, there may be certain events in the future that we are not able to predict with accuracy or over which we have no control. The risk factors and cautionary language discussed in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations in these forward-looking statements, including among other things:

●	changing interpretations of Generally Accepted Accounting Principles (“GAAP”);
●	outcomes of PRC and international government reviews, inquiries, investigations and related litigations, including PCAOB compliance issues and VIE issues;
●	continued compliance with government regulations of PRC and other governments, including that about our business operations and corporate structure;
●	legislative and regulatory environments, requirements or changes adversely affecting the businesses in which we and our PRC operating companies are engaged; and
●	management of the growth of our business and introduction of genetically modified products.

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

Our summary consolidated statements of operations and comprehensive income data for the fiscal years ended September 30, 2020, 2021 and 2022, and our summary consolidated balance sheet data as of September 30, 2021 and 2022, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	2020	2021	2022	2022
	RMB’000	RMB’000	RMB’000	US$’000
Revenues	52,513	46,425	52,580	7,406
Cost of revenues	(49,000)	(33,611)	(36,386)	(5,125)
Gross profit	3,513	12,814	16,194	2,281
Operating expenses
Selling and marketing	(4,820)	(5,564)	(7,335)	(1,033)
General and administrative	(58,069)	(73,315)	(14,321)	(2,017)
Research and development	(4,116)	(1,979)	(7,434)	(1,047)
Impairment of assets	(28,091)	(69,870)	—	—
Total operating expenses, net	(95,096)	(150,728)	(29,090)	(4,097)
Loss from operations	(91,583)	(137,914)	(12,896)	(1,816)
Interest expense, net	(5,796)	(8,558)	(8,228)	(1,159)
Impairment of long-term investment	(5,994)	(5,958)	(2,906)	(409)
Rental income	7,643	10,603	10,603	1,493
Other non-operating income (expense), net	(6,687)	14,924	15,738	2,217
Loss before income taxes	(102,417)	(126,903)	2,311	326
Income tax (expense) benefits, Current	(425)	(178)	14	2
Net loss	(102,842)	(127,081)	2,325	328
Less: Net (loss) income attributable to non-controlling interests	(17,581)	(35,552)	8,590	1,210
Net loss attributable to Origin Agritech Limited	(85,261)	(91,529)	(6,265)	(882)
Other comprehensive loss
Net loss	(102,842)	(127,081)	2,325	328
Foreign currency translation difference	1,371	(816)	447	63
Comprehensive loss	(101,471)	(127,897)	2,772	391
Less: Comprehensive (loss) income attributable to non-controlling interests	(17,581)	(35,552)	8,590	1,210
Comprehensive loss attributable to Origin Agritech Limited	(83,890)	(92,345)	(5,818)	(819)
Basic and diluted net income (loss) per share (note 21)
Continuing operations	(16.95)	(16.29)	(1.09)	(0.15)
Basic and diluted net loss per share attributable to Origin Agritech Limited (note 21)	(16.95)	(16.29)	(1.09)	(0.15)
Shares used in computing earnings per share:
Shares used in calculating basic and diluted net income (loss) per share*	5,029,017	5,617,424	5,773,094	5,773,094
Diluted*	5,029,017	5,617,424	5,773,094	5,773,094

	Sept 30	Sept 30	Sept 30	Sept 30
	2020	2021	2022	2022
	RMB’000	RMB’000	RMB’000	USD’000(1)
Consolidated balance sheet data:
Cash and cash equivalents	22,482	15,351	17,669	2,489
Restricted cash	147	14	—	—
Current working capital (2)	(112,542)	(228,224)	(211,325)	(29,765)
Total assets	254,883	119,038	135,955	19,149
Total current liabilities	176,940	286,367	292,865	41,250
Total liabilities	340,345	304,636	308,597	43,465
Non-controlling interests	(8,272)	(44,926)	(38,770)	(5,461)
Total Origin Agritech Limited shareholders’ equity	(85,462)	(185,598)	(172,642)	(24,317)
(1)	Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the year ended September 30, 2022, and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2022, of RMB 7.0998 to US$1.00. Such translation amounts should not be construed as a representation that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

(2)	Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the statistics of the State Administration of Foreign Exchange. The consolidated financial statements are presented in Renminbi, which is our reporting currency. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2022, of RMB 7.0998 to US$1.00. Unless otherwise noted, for the years ended September 30, 2021 and 2022, all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB 6.4854 and RMB 7.0998 per US $1.00, respectively, which were the prevailing year or period end closing rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

	Average (1)	High	Low	Period-end
2018	6.6185	6.967	6.2764	6.8632
2019	6.8694	7.0884	6.685	7.0729
2020	6.9969	7.1316	6.7591	6.8101
2021	6.5059	6.7796	6.3572	6.4854
2022	6.7324	6.7620	6.6863	6.7437
July 2022	6.7949	6.8906	6.7324	6.8906
August 2022	6.9621	7.1107	6.8821	7.0998
September 2022	7.1287	7.1768	7.0992	7.1768
October 2022	7.1628	7.2555	7.0363	7.1769
November 2022	6.9833	7.1225	6.9565	6.9646
December 2022	6.7324	6.7620	6.6863	6.7437
(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the month.

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

●	We operate a portion of our seed business, the seed development business, through a VIE structure, which means investors ultimately may be found not to own a part of our business. There are many risks associated with a VIE structure, which are explained at length herein.

●	Aspects of our business are conducted under technical service agreements and other contractual arrangements, which may not provide the business results and assurances we expect from our contract partners.
●	Our auditor have issued their opinion with a going concern qualification. We expect to need working capital from time to time in the future; we have no assured means of raising capital.
●	We need to continue to develop new seed traits to maintain our biotech pipeline of products. If we do not develop new products and keep up with industry trends, our business will experience setbacks.
●	Although we believe there is a significant, encouraging change in the regulatory approach to GMO products in the PRC, these changes are recent, and there still is uncertainty about full government acceptance and consumer acceptance of GMO products.
●	Development of aspects of our business is through joint ventures. Therefore we rely on others to help us develop our business; we may not be able to maintain these relationships or control our business partners cooperation.
●	We face competition from many sources, including traditional seed products and international competition in the GM seed market.
●	To maintain our product integrity, we must protect our intellectual property rights and the quality of our products in the market place.
●	We operating in a regulated industry, therefore if we do not comply with the different applicable laws and regulations, our business may be impaired and we may suffer economic disruption and penalties.
●	As a foreign private issuer, you may not be able to enforce rights common to investors in companies based in or founded in the United States. Also, under SEC and Nasdaq rules, we do not have to provide in our reports and corporate governance certain information and investor protections.
●	The trading of our ordinary shares on Nasdaq is volatile and inconsistent. You may not be able to effect transactions in your shares at a posted price or in the quantity you desire.

Risks relating to our business

We currently use regional joint venture companies for our seed distribution business; These companies may not be able to perform as we expected.

We have regional joint venture companies for our seed distribution business. The Company has stock positions of 51% or 50% in these joint ventures. Most of the joint venture partners were the Company’s regional distributors in the past. As this is a new business model for the Company and our joint venture partners are engaging with the Company differently than before, no assurance can be given that the joint ventures will perform as well as we expect, which could impact the overall performance of the Company. Because these are separate companies, we may not be able to control their distribution methods for our seed products, with the consequence that our sales may not be as expected.

If we do not manage our ongoing operations successfully, our growth and chances for profitability will be hindered or impeded.

Our Company engages in corn seed research and development, deploying our biotechnology assets. These activities are conducted through the VIE. We plan to continue our seed research and development activities, with a view to licensing our seed traits and seed germplasm characteristics and performing contract research and development services. Our business continues to require substantial investment, human resources and on our cash assets. Our current resources are not likely to be fully support our longer term planned operations and expansion.

Our independent auditors have issued their reports with a going concern statement.

The reports on our financial statements for the fiscal years ended September 30, 2020, 2021 and 2022, included in this Annual Report on Form 20-F, contain a going concern statement. During fiscal year 2021 and 2022, we raised capital through the sale of our ordinary shares under an at-the-market arrangement and a self-sell registered transaction. Notwithstanding this additional capital, based on our financial resources and our planned operations, we will need to obtain a capital to continue our business as planned, for which we do not have any long term arrangements, and/or generate increased revenue from operations to cover our expenses, of which we cannot be certain. If we are unable to fund our operations, we may have to curtail substantial parts of our business operations or cease our business operations. Investors should evaluate their investment in the Company based on these financial uncertainties.

Our seed biotechnology joint venture formed with BC-TID may not perform as well as we expected.

In 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. As of September 30, 2021, BC-TID has invested a total of RMB137.7 million ($20.2 million) as part of the agreement. The deal documents have been completed by both Origin and BC-TID and have been submitted to government officials for final approval, which approval is delayed due to the Covid19 pandemic and extended to a new completion date of before February 2024. While we believe the seed biotechnology joint venture formed with BC-TID could give the Company a new starting ground for potential growth when the Chinese authorities open up the genetically modified corn commercialization, the new joint venture to be formed may not perform as well as we expected and, as a result, could impact the Company’s financial performance. We may not profit from the joint venture as hoped for.

The successful development and commercialization of our biotech pipeline of products will be important for our growth.

We focus our seed business on biotechnology development in the seed industry. We conduct our own research and development efforts for genetically modified seeds, referred to as GM. We also collaborate with the Chinese Academy of Agricultural Sciences, the National Maize Improvement Center, China Agricultural University, and Zhejiang University in the PRC under various agreements for seed genetic modifications and other seed biotechnologies that give us the right to market the seeds and technologies they develop. We also seek other development and marketing arrangements with other entities in China and elsewhere. The length of time and the risk associated with seed breeding and biotech pipelines are similar and interlinked because both are required as a package for commercial success in markets where biotech traits are approved for growers. Regulatory requirements affect the development of our biotech products, including the GM crop testing of seeds containing the biotech traits. If we do not meet the regulatory requirements, our business and results of operations will be adversely affected. The testing procedures can be lengthy and costly, with no guarantee of success. It could have an adverse effect on our operations if our genetically modified products are unable to pass the safety evaluation for genetically modified agricultural organisms.

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

Even though we believe biotechnology is important in agricultural applications in China, and the Chinese government has supported and approved some uses of genetically modified seeds, we cannot predict whether or when the government will approve the full commercialization of GM seeds, including genetically modified corn such as we develop. We have received research grants in the past that are related to our GM research, which we believe demonstrates support for at least some GM seed use in the future. Notwithstanding expressions of government support, it is still possible that the government may not approve the full commercialization of GM seeds, including GM corn, and it may even ultimately conclude to limit or ban commercialization and/or research relating to genetically modified corn and other seed products. Local governments in China may also seek to evaluate GM seed products and issue their own interpretations and regulations. Any of these actions could have an adverse impact on our future development, and we would not be able to recover our research and development costs spent in developing biotechnology products.

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

We use  joint ventures in China for our seed business and, as part of our business strategy, we may enter into other joint ventures or similar transactions. These transactions typically involve a number of risks and present financial, managerial and operational challenges, including the existence of unknown potential disputes, liabilities or contingencies that arise after entering into the joint venture related to the counterparties to such joint ventures We could experience financial or other setbacks if transactions encounter unanticipated problems due to challenges, including problems related to execution or integration. Any of these risks could reduce our revenues or increase our expenses, which could adversely affect our results of operations and cash flows.

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

We operate in an evolving market.

Some aspects of our business and prospects depend on the continuing development and growth of e-commerce in China as well as the expansion of the communication network of rural China, and the continuing modernization of rural logistics system, which are affected by numerous factors and not within our control. Furthermore, product quality, user experience, technological innovations, development of internet and internet-based services, and the regulatory environment and macroeconomic environment are also important factors that have the potential to affect our business and prospects. The markets for our products, in particular our genetically modified seeds, are relatively new and rapidly developing and are subject to significant challenges. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the e-commerce industry, particularly in the use e-commerce platforms in rural China, rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve. If we cannot successfully access e-commerce platforms to address markets in rural China or maintain and grow our customer base once platforms are available, our business, financial condition and results of operation may be materially and adversely affected.

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

The seed production business is competitive both in China and throughout the rest of the world.

All levels of the seed development, marketing and distribution business is competitive throughout the world, dominated by a limited number of companies. Increasingly, foreign seed producers are entering the China market with their seed products, which also include GM seeds. In addition to international competitors, we also face China based competition from many seed producers who deploy both traditional seed development methods and more advanced technologically oriented seed producers. Pricing of seed products, which favor the less expensive traditional seeds, is also an issue for those producers of technologically advanced seeds and GM seeds, such as us. To the extent we are uncompetitive, our business will be adversely affected and our financial results negatively impacted.

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

The GM seed market outside China is highly competitive, dominated by a limited number of major, multi-national companies. Compared to us, these companies have greater experience of the GM market and substantially greater resources in the research and development of plant biotechnology. These companies also have substantial production facilities for crop seeds. In addition, they have established market presence, have obtained patent protection in some instances for different seeds, and have built up their brand reputation and distribution networks globally. For example, in the United States Monsanto (Bayer) and Corteva Agriscience, dominate the GM corn seed market with approximately 70% of that market. These companies’ extensive GM portfolio of seeds and their success in developing new traits in the seeds could render our existing products less competitive, including within the China markets, resulting in reduced sales and licensing opportunities compared to our expectations.

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

From time to time we evaluate whether or not to continue a particular line of business or an expansion effort. In the past we implemented restructuring programs to modify or eliminate our activities in agricultural chemicals and cotton seed development, sales centers, seed distribution and other unprofitable activities. Whenever a company undertakes to discontinue a line of business, there are expenses associated with the sale or closing of those related operations, which are reflected in the accounting for discontinued operations. The actual and accounting costs for discontinued operations may have an adverse effect on the financial position of the company in the period of discontinuance, which may result in an adverse market reaction and decline in our stock price.

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

Although the seed law made significant improvements in plant variety protection and germplasm IP protection, intellectual property protection is still a developing legal sector in China. Implementation of PRC intellectual property-related laws has historically been lacking and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as they are in the United States or other countries, which increases the risk that we may not be able to adequately protect our intellectual property. The increase in counterfeiting seed products in the market, we believe, is also affecting the sales of our products.

Failure to develop and market new products could impact the Company’s competitive position and have an adverse effect on the Company’s financial results.

The Company’s operating results will depend on our ability to develop new seed products and to bring those products to the market. This ability could be adversely affected by difficulties or delays in product development such as the inability to identify viable new products, greater than anticipated development costs, technical difficulties, regulatory obstacles, competition, lack of demand, insufficient intellectual property protection, or lack of market acceptance of new products and services. Due to the lengthy development process, technological challenges and intense competition, there can be no assurance that any of the products the Company is currently developing, or could begin to develop in the future, will achieve substantial commercial success. Consequently, if we are not able to fund our research and development activities and deliver new products to the markets we serve on a timely basis, our growth and operations will be harmed. In addition, sales of the Company’s new products could cannibalize sales of some of its current products, offsetting the benefit of even a successful product introduction.

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

Risks relating to doing business in China

The effect of the continuing Coronavirus pandemic on our company cannot fully be determined at this time, and the effects of the PRC government response cannot be gauged at this time.

To date, because of the Chinese government steps taken in combating the spread of the Coronavirus, the impact of the Coronavirus on the Company and on our ability to produce and distribute products has been insignificant. As government policies change, however, our business may be adversely impacted. At this time we cannot guage the effect on our business of the Coronavirus or how the government will respond to its effects. As the medical situation changes relative to the continuing aspects of world-wide pandemic and government policies change in China, we could face adverse consequences to our ability to perform research, generate products and effect distribution of products and otherwise pursue our business. Therefore, investors should monitor aspects of the pandemic and its overall effect on the Chinese economy and trade as well as the world economic situation.

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

We could face adverse tax consequences if the PRC tax authorities determine that our technical service agreements between Origin Biotechnology and the other PRC operating subsidiaries (and possibly our former subsidiaries), were not entered into based on arm’s length negotiations. If the PRC tax authorities make that determination, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recorded by the operating subsidiaries, which could adversely affect us by:

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

Tax treatment for the subsidiaries in China may change from past tax treatment, which could increase our tax liabilities in future fiscal years.

Origin has several joint venture subsidiaries and directly owned subsidiaries and VIE arrangements through which it operates its business. These differing kinds of ownerships and arrangements may not provide preferential tax rates as had been applicable in the past. Therefore, our overall tax liabilities could be greater than in the past when the Company had the benefit of reduced corporate tax rates.

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

Although the PRC has been reforming its economic system to rely more on market forces to influence the deployment of economic resources, it still has strong elements of a planned economy based on governmental dictates and priorities that determine or at least influence business endeavors. There continues to be a focus on large and state owned enterprises as well as a general economic evolutionary shift to these types of companies. We cannot predict whether or not the government will continue to encourage economic liberalization as it had in past decades and adjust its levels of control over the economy. We also cannot predict the timing or extent of future economic policy that may be proposed. Any imposition of planned economy regulation or similar kinds of restrictions could reduce the freedom of private businesses to operate in a profitable manner, restrict inflows of capital or stifle investor willingness to participate in the PRC economy. To the extent we need additional capital; any restrictions on foreign ownership, foreign investment and repatriation of profits will hamper our ability to find capital outside of the PRC.

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

Based on our understanding and current assessment, we believe that we were not a PFIC for the taxable year 2022. However, there can be no assurance that we will not be a PFIC for the taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for a taxable year if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that produce, or are held for the production of, passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations. While we will continue to examine our PFIC status, we cannot assure you that we will not be a PFIC for any future taxable year.

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

As a foreign private issuer, we are obligated to file an Annual Report with audited financial statements and Form 6-K reports with the United States Securities and Exchange Commission, or the SEC, at such times as we release information to the public either voluntarily or pursuant to the laws of the British Virgin Islands or the PRC. As a listed Nasdaq company, we also only file a Form 6-K with unaudited six month condensed financial statements. Therefore, the regularity of financial and other information may be less than would be applicable to a domestic United States registered company under the rules and regulations of the SEC. Investors may not receive information on a timely basis, which could increase their risk of investment in us.

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

Although our independent registered public accounting firm is located in and operates from the United States, investors should be aware that public accounting firms operating only in the China market are not permitted to be subject to inspection by the Public Company Accounting Oversight Board of the United States, and as such, investors in companies with only a China based accounting firm may be deprived of the benefits of such inspection.

Independent registered public accounting firms, such as Borgers, the firm we use, that issue the audit reports included in annual reports filed with the SEC are required by the laws of the United States to undergo regular inspections by the Public Company Accounting Oversight Board (“PCAOB”) to assess compliance with the laws of the United States and professional standards.

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

Although the Company does not believe that it is subject to any delisting because of the laws discussed above by reason of having a US accounting firm that is PCAOB registered as its auditor of its financial statements, it is possible that in the future the laws of the United States and PRC could be changed to make our current auditor arrangement inadequate. In that event we might face delisting of our securities from NASDAQ and the value of our ordinary shares in the market would decline in valuable.

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

Part of our PRC operations is conducted through contractually controlled subsidiaries rather than by direct ownership of 100% of their equity, the terms of which may have to be enforced, which would require us to incur extra costs, create uncertainty as to ownership of the operating businesses involved, and risk the possible loss of rights.

Under PRC law, foreign entities are not currently permitted to own more than 49% of seed production companies. As a result, 71.76% of Beijing Origin is owned through stock consignment agreements. In order to address those restrictions, Origin the holding company, a non-Chinese entity that cannot directly own all the shares of our PRC operating subsidiary, believes it holds the right to control such shares in all respects, including voting, dividends, nomination of directors, and corporate management, through stock consignment agreements executed by the owners of that portion of the stock of these companies. In addition, if we engage in the research, production and sale of genetically modified seed products, then foreign entities are not currently permitted to own any portion of the seed production company, therefore we have to carefully structure our company.

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

We are a British Virgin Islands company and our PRC subsidiaries are considered to be a foreign-invested enterprise. To ensure compliance with the PRC laws and regulations, we conduct part of our foreign investment-restricted business, generally the seed development aspects of the business in China, through a variable interest enterprise, or a VIE and part of our business through wholly owned and partly owned subsidiaries for the businesses that are not restricted. The VIE currently holds the seed development business license and other licenses necessary for the operation of the agricultural restricted business, based on a series of contractual arrangements with the shareholders of that entity. These contractual agreements enable us, we believe, to (i) exercise contractual control over the VIE, (ii) receive the economic benefits of the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we exert control over the VIE and consolidate financial results of the VIE in our financial statements under U.S. GAAP.

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

If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational levels. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to allow the Company to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of the Company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

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

The Company holds certain assets, notably the seed development business, which are critical to the operation of our business, under a VIE arrangement. If the shareholders of the VIE entity breach the contractual arrangements and successfully liquidate the VIE, or if the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the VIE undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

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

In addition, the draft amendment to the Measures for Cyber Security Review, or draft measures, published by the Cyberspace Administration of China in July 2021 provides that an application for cyber security review should be made by an issuer who is a “critical information infrastructure operator (CIIO)” or a “data processing operator” as defined therein when an issuer’s securities are listed in a foreign country if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cyber security review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect national security. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for any offering we may make or our continued listing on NASDAQ or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals, we may not be able to proceed with any offering and other overseas offerings, continued listing overseas of our ordinary shares, or face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds of any offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering.

As of the date of this prospectus, the scope of CIIOs and important data under the current laws, regulations and regulatory regime are being developed, and the authorities may have wide discretion in the interpretation and enforcement of the related laws and regulations. To date, given the current nature of our business in China, we do not believe we are either a “CIIO” or a “data processing operator” holding personal information of more than one million users who is required to file for a cybersecurity review pursuant to the draft measures. However, we cannot guarantee that the relevant PRC regulatory authority will take a view that is not contrary to or otherwise from the opinion stated above. Currently, the measures have not materially affected our business and operations. If we are deemed as a CIIO, or as an operator who collects, uses and processes important data according to the Data Security Law, Personal Information Protection Law and other relevant laws and regulations, we may need to perform or be subject to certain prescribed obligations. If we were found to be in violation of these applicable laws and regulations, we may be subject to administrative penalties, including fines and service suspension.

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

Chardan China Acquisition Corp. (“Chardan”), the predecessor of Origin, was a blank check company (SPAC) organized as a corporation under the laws of the State of Delaware on December 5, 2003, formed for the purpose of effecting a business combination with companies having operations based in China.

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

Our business focus is primarily on the corn seed development and distribution business and research focused on genetically enhanced breeding technologies in agricultural crops.

We were founded as a private sector traditional seed development, marketing, and distribution company. Our development activities include creating genetically modified seeds. In 2015, we began our corporate strategic transition from a traditional seed company to a biotechnology seed company. We developed transgenic corn seed products, including our first generation biotech product phytase traits, second generation biotech product glyphosate tolerance traits and our new technologies of stacked traits of Bt and glyphosate tolerance genes. In 2016, we completed the laboratory and field production trials for our first generation pest/weed trait.

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

During 2018 and 2019, we entered into regional joint ventures for the seed distribution. This is also part of our long-term strategy to operate these distribution businesses under an e-commerce platform. These joint ventures include: Hubei Aoyu, Anhui Aoyu in Anhui province, Xuzhou Aoyu in Jiangsu province, Shandong Aoruixinong in Shandong province and Henan Aoyu in Henan province. Origin indirectly holds 50% of the equity in Anhui Aoyu and 51% of equity in the other joint ventures. The remaining equity interests in those joint ventures are held by local distributors. Origin owns these joint ventures through Origin Biotechnology.

In 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and the Company formed a new entity, of which 51% and 49% of equity interests would be owned by BC-TID and the Company, respectively. Beijing Origin contributed the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the new entity. As of September 30, 2021, BC-TID has invested a total of RMB137.7 million ($20.2 million) as part of the agreement. The deal documents have been completed by both Origin and BC-TID and have been submitted to government officials for final approval, which continues to be pending due to the Covid-19 pandemic and BC-TID’s internal process. Both sides have agreed to extend the closing deadline to be before February2024.The cash amount was used to repay the bank loan of the Company on the headquarters building and provide working capital. As part of the agreement, the Company transferred its seed business of Beijing Origin to Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology), which is the Company’s wholly owned entity in China.

In 2022, we registered Hainan Aoyu in Hainan province which is located in the tropical region of China. Having a subsidiary and operations in Hainan will allow us to conduct research during the winter period. Origin Biotechnolgy holds 49% of Hainan Aoyu and Origin State Harvest holds the 51% balance of ownership through a VIE arrangement. Also in 2022 we founded a US subsidiary OAL SMY Limited in New Jersey, which has conducted limited operations.

Our principal executive offices are located at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China, and our telephone number is (86-10) 5890-7588.

B. Business Overview.

Overview

Origin Agritech Limited, along with its subsidiaries, is focused on agricultural biotechnology, operating in the PRC. Our seed research and development activities specialize in crop seed breeding and genetic improvement. Origin believes that it has built a solid capacity for seed breeding technologies, including marker-assisted breeding and doubled haploids technologies, which it believes, along with its rich germplasm resources, will allow it to become a significant seed technology company in China.

We built an agricultural biotechnology research center in 2005 and have been leading the development of biotechnology among crop seed companies in China since then. We have established plant genetic engineering technology platforms, including transforming herbicide tolerance, insect resistance, nitrogen utilization efficiency, and drought stress tolerance traits into corn inbred lines. Of note, we made significant strides in developing our exclusive herbicide tolerance, insect resistance and phytase products, and recently drought resistant products. In November 2009, our genetically modified phytase corn received the Bio-Safety Certificate from China’s Ministry of Agriculture and Rural Affairs (“MARA”). This was the world’s first genetically modified phytase corn and also the first genetically modified corn seed product in China. The certificate was renewed by MARA in January 2015. We also are pursuing the approval of other GM seed products in China, including glyphosate tolerant corn and insect resistant corn. We believe we have established a substantial seed product and germplasm pipeline.

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

In April 2016, we entered into a commercial licensing agreement with DuPont Pioneer, the advanced seed and genetic business of DuPont. Pursuant to the license, the Company and DuPont would jointly develop new seeds for Chinese farmers. This arrangement is now terminated.

In September 2017, Origin entered into a commercial license and collaboration agreement with KWS SAAT SE (“KWS”). KWS is a global seed company, active in the business of maize, sugar beet and cereal seed production and marketing, as well as research and development in plant breeding. The agreement is the continuation of a collaborative effort dating back to 2011 when the two companies formed an arrangement under which Origin granted rights to certain of its transgenic traits in maize to KWS and performed services on behalf of KWS relating to those traits and accompanying technologies. The 2017 agreement provides for the prolongation and extension of the collaboration between the companies covering the rights of KWS to use the traits for commercial purposes, including marketing seeds with improved performance. This arrangement is now terminated.

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

Seed Research and Development

Developments in the science of genetics have allowed seed producers to create entirely new products. Compared with conventional varieties, the obvious advantages of these new products, known as GM products, are higher yield, better quality and increased insect-resistance and herbicide tolerance. We are also working on drought resistant traits for corn and next generation quadruple stacked traits. Farmers plant GM varieties to save time and cost, while also reducing field labor. GM corn, soybeans and cotton, among other crops, have been widely used in the United States and many other countries to guard against insect damage and to increase yield. Since receiving the Chinese government approval in 1997, cotton that has been genetically modified to guard against damage from borer insects, is now widely planted and accepted in China. MARA has approved other crops, including GM traits in corn, rice and soybeans in biosafety evaluations. We believe that the Chinese government also is encouraging of GM crops, generally, although it is moving cautiously. China permits the importation of certain corn and soy products that are GM varieties. Notwithstanding, the government approvals, GM food products continue to face a low level of public acceptance. We believe that GM food crop seeds in time will be approved by MARA for production and sale and will be accepted in the Chinese market over time.

It is a fundamental fact that to get the highest yield of production with the least input on the land from fertilizers and pesticides, the seed industry will need to breed super varieties that are pest and disease resistant as well as drought and salt tolerant. All this means the seed industry will need to find the key genes and to work with them and gain government approvals and ultimately consumer acceptance.

Utilizing our existing hybrid seed product line, the Company seeks to further increase crop yield and produce higher quality seeds with the addition of GM traits. We commenced our own biotechnology research program in the early 2000’s with a goal of having technology in place to produce GM products when demand for these products is sufficiently high. In 2005, we built an internal research and development center in China for GM crop seeds. Our key focus is biotechnology for GM varieties of corn. We currently employ people who are primarily engaged in genetic transformation, molecular biomarker testing and genetic mapping activities. Our development efforts go beyond our internal biotechnology center, as this unit serves as a central hub to connect with other research facilities in other parts of China. We are collaborating with the China Agricultural University, Zhejiang University, National Maize Improvement Center, and China Academy of Agriculture Science in the field of biotechnology. These cooperative arrangements help enhance our research capabilities and will help enable us to develop and commercialize our products. We have established several plant genetic engineering technology platforms, which incorporate increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. The GM traits and products we are working on now include increased herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance in corn. We developed phytase GM corn, the first genetically modified corn seed product in China. We have applied for biosafety certificates for our drought resistance traits. Notwithstanding our obtaining the Bio-Safety Certificate from the Chinese government and our applications, there can be no assurance that GM products generally will be approved in China, and we expect that the introduction and acceptance of GM products will be cautious.

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

We currently have twenty Chinese patents registered with the State Intellectual Property Office (“SIPO”) and with similar government offices in various countries related to our seed products. Among these twenty patents, seventeen patents are registered in China, and one in each in the United States, Brazil and Argentina.

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

We believe we possess a competitive technology base, including the capability to develop genetically modified seeds. However, there is little public information in this regard and, as a result, other companies’ internal research pipelines remain largely unknown. Much of the genetically-modified product research remains at the academic level. The majority of the largest crop seed companies have been in existence for considerably longer periods of time than we have, and though they have breeding techniques, they are somewhat entrenched in their ways. Some of these larger entities are evolved state owned enterprises and some stayed as state-owned entities.

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

Two local companies, Beijing DaBeiNong Biotechnology Co. Ltd. and Yuan LongPing High-Tech agriculture Co., Ltd. have received biosafety certificates for their corn traits, which may become competitors in the future. The Company, however, has entered into an agreement with DaBeiNong to explore the combining of their traits with our germplasm for an enhanced GM corn product. The Company also sees this as a validation of the germplasm (seed bank) of owned by the Company and its research capabilities.

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

PRC Government Regulation on Operations

PRC Seed Law and Other Relevant Regulations

Participation in the crop seed business is a highly regulated activity in the PRC. In July 2000, China enacted its Seed Law, which became effective on December 1, 2000 (the “Seed Law”). The Seed Law was amended in August 2004, September 2011 and November 2015 and January 2016. The latest revision to the Seed Law amendment became effective on March 1, 2022 (the “Revised Law”). The Seed Law sets forth provisions concerning the development, approval, production and distribution of crop seeds and the protection of legal rights and interests of owners of new plant varieties. The law is expected to boost the commercialization and standardization of genetically modified (GM) germplasm. Initial emphasis is expected to be for soybeans and corn used as raw materials for biomass.

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

Seed Production and Operation License

The Revised Law combines the seed production license and distribution license regimes into one Seed Production and Operation License (“SP&O License”) and greater intellectual property protection. An SP&O License can be obtained at either the provincial level or the national level. Depending on the variety of seeds that the licensee is seeking to produce, the license application requires minimum facility size with respect to office space, laboratory space, breeding space, and storage space; minimum equipment and machinery specifications; minimum number of technical personnel on-site; and minimum number of registered seed breed being produced.

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

Many types of seeds must undergo a stringent regulatory review before they may be sold in China. Prior to 2016, 28 types of seeds were subject to approval requirements before being sold in China. The Revised Law has reduced the seed types that need pre-sale approval from 28 to 5 major seeds that now are rice, corn, wheat, soybean and cotton seeds. The reduction is intended to incentivize seed research innovation and guarantee China’s food security. Producers for seeds other than the abovementioned five major ones will only need to register their products with the regulators under the Revised Law.

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

Seed GMO Safety Regulations

The Chinese government published Regulations on Administration of Agricultural Genetically Modified Organisms Safety in December 2011 and the regulations were updated in October 2017 (the “GMO Regulations”). On July 22, 2022, MARA published a revised “Guideline for Safety Assessment of Genetically Modified (GM) Plants” (the “Guideline”) for public comments. The Guideline aligns MARA’s technical guidance with recently updated “Administrative Measures for the Safety Assessment of Agricultural GMOs,” which came into force originally on June 30, 2023. The Guideline applies to bio-safety certificate application for both domestic production (cultivation) and importation as processing materials.

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

C. Organizational structure.

Origin Agritech Limited is a holding company, formed in the British Virgin Islands, with no operations of its own. Investors hold ordinary shares in the holding company. We conduct our operations in China primarily through our PRC Operating Companies, of which Beijing Origin (and its subsidiary, Xinjiang Origin) is a VIE arrangement, and the other companies are either full equity or part equity owned by State Harvest, which is full equity owned by the holding company. The following diagram illustrates our current organizational structure as of September 30, 2022.

(1)	We are in the process of restructuring Beijing Origin Seed Limited based on the joint venture agreement with BC-TID. Currently, we have direct ownership interest of 27.36% in Beijing Origin Seed Limited through State Harvest Holdings Limited, and we have an additional interest of 71.16% in Beijing Origin Seed Limited through State Harvest Holdings Limited under a series of stock consignment agreements with the respective shareholders of Beijing Origin Seed Limited. Our total financial interest in Beijing Origin is 98.52%. Xinjiang Origin is a subsidiary of Beijing Origin with 51% ownership, and the Company is in the process of transferring this ownership from Beijing Origin to Hainan Aoyu.

The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest as of September 30, 2022:

	Place of incorporation	Percentage
Name	(or establishment)/operation	of ownership

State Harvest BVI	British Virgin Islands	100% equity owned by Origin

OAL SMY Limited	New Jersey, United States	100% equity owned by Origin

Origin Biotechnology	Haidian District, Beijing, PRC	100% equity owned by State Harvest BVI

Beijing Origin	Haidian District, Beijing, PRC	98.52% VIE owned and controlled by State HarvestBVI

Hainan Aoyu	Sanya, Hainan Province, PRC	100% VIE owned and controlled by State Harvest BVI

Xinjiang Origin	Jinbo City, Xinjiang Province, PRC	51% equity owned by Beijing Origin

Henan Aoyu	Zhengzhou City, Henan Province, PRC	51% equity owned by Origin Biotechnology

Anhui Aoyu	Hefei, Anhui Province, PRC	50% equity owned by Origin Biotechnology

Hubei Aoyu	Wuhan, Hubei Province, PRC	51% equity owned by Origin Biotechnology

Xuzhou Aoyu	Xuzhou, Jiangsu Province, PRC	51% equity owned by Origin Biotechnology

Shandong Aoruixinong	Qingdao, Shandong Province, PRC	51% equity owned by Origin Biotechnology

Stock Consignment Agreements

Under Chinese law, foreign ownership of businesses engaged in the breeding of new varieties, development, production, marketing, distribution and sale of hybrid food crop seeds is limited to 49% pursuant to the Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry and The Foreign Investment Industrial Guidance Catalogue. Origin is limited in the ownership level of those our operating companies in China that it may own directly and those that may only be partly owned. Chinese law, we believe, does not forbid the owner of stock to consign rights associated with the stock, as long as the owner does not transfer title to the stock to a prohibited owner. Moreover, if we engage in the research and development of genetically modified seed products, then foreign entities are not currently permitted to own any of the seed production company.

To gain control over those companies that Origin may not fully own, State Harvest (China) entered into a stock consignment agreement with shareholders of those companies or, the parent of those entities. These agreements consign all of the rights of ownership of the shares not able to be held directly other than legal title, thus, effectively transferring the control of the shares subject to the agreements. Those rights include the right to manage in all respects the shares held in title by the shareholders that are parties to them, including all shareholder rights to call meetings of shareholders, to submit shareholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a shareholder in respect of the shares consigned. More specifically, the consignment agreements include giving the right to select, replace and increase the number of the directors and supervisors, recommend new directors and supervisory personnel and to exercise management rights, controlling rights and decision-making power over the shares of the subject company. Additionally, the shares of the PRC operating companies are pledged.

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

The following is a table of the parties to the consignment agreements of the Company:

		% of Shares
PRC Operating Company	Consigning Owner	Consigned
Beijing Origin	Gengchen Han	24.99%
	Yasheng Yang	20.83%
	Liang Yuan	18.74%
	Yuping Zhao	2.9%
	Weidong Zhang	2.27%
	Weicheng Chen	1.42%
		71.16%

Technical Service Agreements

All of the intellectual property rights of the Company are held by Origin Biotechnology, some of which are pursuant to technical service agreements dated December 25, 2004, and similar arrangements. The BVI holding company, through State Harvest, has the 100% equity interest of Origin Biotechnology. The purpose of this arrangement is to permit better management and licensing of the intellectual property. Under the technical service agreements, Origin Biotechnology provides technical research and production and distribution services to the other of the Company’s operating companies. These services include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds, and are to be charged on the sales of certain seed products in each fiscal year. These agreements are considered intra-company transactions.

D. Property, plant and equipment.

Our principal executive offices are located in the Changping District in Beijing, PRC. We own or lease manufacturing facilities, laboratories, seed production and other agricultural facilities, office space, warehouses, research stations and breeding centers in other various locations in China. The leased facilities are rented at regular commercial rates, and management believes other facilities are available at competitive rates should it be required to change locations or add facilities.

From the beginning of 2020 to date, our capital expenditures consisted primarily of construction and purchase of plant and equipment, which are located in the PRC. We didn’t have any major capital expenditures during fiscal 2022 as we believe that our existing facilities are adequate to conduct our current and foreseeable future business operations.

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

A. Operating Activities and Results.

Corporate Strategies

Origin started as a hybrid corn seed company in 1997 as the first private seed company in China. Origin started its seed biotechnology research in early 2000’s and established the Origin Life Science Center in 2005. The Company has invested in the seed biotech product development and funded the biotech research and development with its free cash flow and other capital raised from the sale of securities, loans and other capital sources. The Company continues to actively pursue approval and commercialization of its biotech seed products. Additionally, the Company is making increasing efforts in the development of nutrition enhanced corn (NEC).

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

Since December, 2019, the Chinese Ministry of Agriculture and Rural Affairs, MARA, announced a list of GMO traits, including five corn traits, that were awarded biosafety certificates.In September, 2020, the Standard Testing Method and Procedures of the Company’s two GMO corn seed traits were approved in a newly published National Standards Catalog by MARA. The traits that received the National Testing Standard approval are GH5112E-117C, the Company’s double stack of insect resistance and herbicide tolerance corn and G1105E-823, the Company’s herbicide tolerance corn. As part of the approval process, the traits were tested and reviewed by third-party institutes appointed by the MARA. This method will be the national standard for testing procedures for these traits in future variety development and commercialization.

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

In 2022, we will continue to cooperate with the Institute of Biotechnology of the Chinese Academy of Agricultural Sciences to promote the safety declaration of drought-resistant transgenic corn event NAZ-4. At present, we have completed all the relevant experimental work required for the production experiment of the GM safety declaration. It is expected to apply for the safety certificate in March 2023, and continue to integrate the drought resistance characteristics of this event into the Origin corn inbred line through backcross breeding technology, It is expected to obtain the first batch of drought-resistant transgenic corn hybrids in 2024.

In terms of insect-resistant and herbicide-tolerant transgenic corn, BFL4-2, a insect-resistant and herbicide-tolerant transgenic corn cooperated with the Chinese Academy of Agricultural Sciences, has recently obtained a safety certificate. At the same time, Origin has integrated the insect-resistant and herbicide-tolerant corn inbred line of the event and completed seed production in Sanya, Hainan in the winter of 2022. In May 2023, it will participate in the productive experiment of the approval of new insect-resistant and herbicide-tolerant transgenic corn varieties organized by the Ministry of Agriculture and Rural Affairs. It is expected to obtain the approval certificate of new transgenic corn varieties by the end of 2023, and enter market in 2024.

At the same time, DBN9953 and other three events in cooperation with Dabeinong Biotechnology Co., Ltd. continue to integrate the traits of insect resistance and herbicide tolerance of the three events into corn inbred lines of Origin by using backcross breeding technology and molecular marker technology. The corn inbred line with integrated insect-resistant and herbicide-tolerant traits has completed hybrid seed production in Hainan in the winter of 2022. In May 2023, it will participate in the productive experiment of insect-resistant and genetically modified corn variety approval organized by the Ministry of Agriculture and Rural Affairs. It is expected to obtain the new variety approval certificate of genetically modified corn by the end of 2023, and enter market in 2024.

In terms of corn gene editing, since Origin has set up the corn gene editing experimental platform in 2017, we have been committed to creating nutrition-enhanced corn (NEC) and improving the traits of corn plant height. At present, the laboratory has created a number of gene-editing corn transformation events such as high lutein, high lysine, high sterol, stem dwarfing and extension of growth period. These events are under laboratory verification and field experiment verification.

Overall Analysis

For the fiscal year ended September 30, 2022, revenue was RMB 52.6 million (US$7.4 million), compared to RMB46.4 million for the fiscal year ended September 30, 2021. The increase in revenues was mainly due to the re-opening of our Xinjiang facility and the good market performance of our new hybrids.Total operating expenses from continuing operations for the fiscal year ended September 30, 2022 were RMB29.1 million (US$4.1 million), compared to the operating expenses of RMB150.7 million in fiscal year 2021. Selling and marketing expenses for fiscal year 2022 were RMB7.3 million (US$1 million), fiscal year 2021 were RMB5.6 million (US$0.9 million). General and administrative expenses for the fiscal year ended September 30, 2022 were RMB14.3 million (US$ 2 million), compared to RMB73.3 million year-over-year.In 2021 there was recorded a large sum for the impairment and bad debt provision that was not required for fiscal year 2022. As a result, the general and administrative expenses was significantly lower for the fiscal year 2022.

Research and development expenses were RMB7.4 million (US$1.05 million) in fiscal year 2022, compared to RMB2 million in fiscal year 2021. Research and development expenses increased because the Company carried most of the R&D budget expenses in 2022 on our own. A government grant, however, is expected in the 2023 fiscal year for research and development which will offset the expenses compared to 2022.

Net income from continuing operations for the fiscal year ended September 30, 2022 was RMB 2.3 million (US$ 0.33 million), compared with net loss from continuing operation of RMB127 million in fiscal year 2021.

Net loss attributable to Origin for the fiscal year ended September 30, 2022 was RMB6.27 million (US$0.88 million), compared to the net loss of RMB91.5 million for the fiscal year ended September 30, 2021.

Net loss per share was RMB1.09 or US$0.15 for the fiscal year 2022, compared with net loss per share of RMB16.29 in fiscal year 2021.

Total assets was RMB 136 million for the fiscal year ended September 30, 2022, compared with 119 million for the fiscal year ended September 30, 2021.

As of September 30, 2022, and 2021, we had approximately RMB17.7 million (US$2.5 million) and RMB15.4 million, respectively, in cash and cash equivalents for continuing operations. Total borrowings as of September 30, 2022 and 2021 were RMB137.7million (US$19.4 million) and RMB137.7 million, respectively. The borrowings as of September 30, 2022 is an loan from BC-TID and will be converted to the equity of the joint venture being formed between the Company and BC-TID. Excluding the borrowings from BC-TID, the Company doesn’t have any other financial debt. During fiscal year 2022, net cash used in operating activities was RMB3.3 million (US$0.5 million), compared with net cash used in operating activities RMB 25.1 million for the fiscal year ended September 30, 2021. Net cash used in investing activities was RMB1.1 million (US$ 0.2 million) for the fiscal year ended September 30, 2022, compared with net cash provided by investing activities of RMB1.2 million for the fiscal year ended September 30, 2021. Net cash used in financing activities was RMB0.3 million for the fiscal year ended September 30, 2022, compared with net cash provided by financing activities of RMB19.8 million for the fiscal year ended September 30, 2021.

The Company raised $1.55 million from the sale of 201,000 ordinary shares during the fiscal year ended September 30, 2022. The proceeds from the sale of the ordinary shares will be used for working capital and the grant amount will be used for the successful evaluation of the effects of two of its GMO corn traits. These funds will partially offset the losses generated by the ongoing operations of the Company.

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

Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets if it is more likely than not that the related benefit will not be realized. A full valuation allowance has been established against all net deferred tax assets as of September 30, 2021 and 2022 based on our estimates of recoverability.

Stock-based compensation

We adopted FASB ASC 718-10, to measure our issued share options based on the grant-date fair value of the options and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We adopt the Black-Scholes Model to value the fair value of the share options.

Results of Operations

Fiscal Year ended September 30, 2022, compared to Fiscal Year ended September 30, 2021

Revenues

For the fiscal year ended September 30, 2022, revenue was RMB52.6 million (US$7.4 million), compared to RMB46.4 million for the fiscal year ended September 30, 2021. The increase in revenues was mainly due to the re-open of our Xinjiang facility and the good market performance of our new hybrids.

Operating expenses

Total operating expenses from continuing operations for the fiscal year ended September 30, 2022 were RMB29.1 million (US$4.1 million), compared to the operating expenses of RMB150.7 million in fiscal year 2021. The increase in operating expenses was mainly due to the decrease in General and Administrative expense.

Selling and marketing

Selling and marketing expenses for fiscal year 2022 were RMB7.3 million (US$1 million), compared to RMB5.6 million in fiscal year 2021. Selling and marketing expenses remained low as the Company’s strategy to form seed distribution joint ventures helped to improve efficiency in the distribution businesses.

General and administrative

General and administrative expenses from continuing operations primarily consist of salary and compensation, depreciation and amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies. General and administrative expenses for the fiscal year ended September 30, 2022, were RMB14.3 million (US$2.0 million), compared to RMB73.3 million year-over-year. In 2021 there were recorded a large sum for the impairment and bad debt provision that were no longer required in fiscal year 2022. As a result, the general and administrative expenses was significantly lower for the fiscal year 2022.

Research and development

Research and development expenses from continuing operations primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds and genetically modified products, travelling expenses, depreciation of plant and equipment, and expenses paid to certain research institutes to carry out research projects on behalf of Origin during the period. Research and development expenses were RMB7.4 million (US$1.05 million) in fiscal year 2022, compared to RMB2 million in fiscal year 2021. Research and development expenses increased because the Company carried most of the R&D budget in fiscal year 2022. A government grant for R&D is expected in 2023 which will offset the expenses of research and development.

Loss from operations

Net income from continuing operations for the fiscal year ended September 30, 2022 was RMB 2.3 million (US$ 0.33 million), compared with net loss from continuing operation of RMB127 million in fiscal year 2021.

Interest expense

Interest expense was RMB8.2 million (US$1.2 million) for the fiscal year 2022 compared to RMB8.6 million a year ago.

Rental income and other non-operating income (expenses), net

The company received rental income for its headquarters building of RMB10.6 million (US$1.5million) and incurred other non-operating income of RMB15.7 million (US$2.2 million) during the fiscal year ended September 30, 2022. For the year ended September 30, 2021, the rental income was RMB10.6 million and the other non-operating expenses were RMB14.9 million.

Net Loss

Net loss attributable to Origin for the fiscal year ended September 30, 2022, was RMB6.3 million (US$0.9 million), compared to the net loss of RMB91.5 million for the fiscal year ended September 30, 2021.

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

Bad Debt Provision

Increased by approximately RMB12.2 million (43%). During 2021, the increase in our bad debt provision related to due from related parities Beijing Shihui and Linze Origin Seeds Ltd.

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

See additional discussion below:

Impairment of Asset - Fixed Assets and related Land Use Rights and Intangible Asset

Increased by approximately RMB36.7 million (153%). During 2021, the increase in our impairment of fixed assets related to its subsidiary Xinjiang Originbo Seed Limited (“Xinjiang Origin”).

Impairment of Assets - Land Use Rights and Intangible Asset

Increased by approximately RMB5.0 million(185%). During 2021, the increase in our impairment of land use rights and intangible asset related to its subsidiary Xinjiang Origin.

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

Rental income and other non-operating income (expenses), net

The company received rental income for its headquarters building of RMB10.6 million (US$1.6 million) and incurred other non-operating expenses of RMB14.9 million (US$2.3 million) during the fiscal year ended September 30, 2021. For the year ended September,30 2020, the rental income was RMB7.6 million and the other non-operating expenses were RMB6.7 million.

Net Loss

Net loss attributable to Origin for the fiscal year ended September 30, 2021, was RMB91.5 million (US$14.1 million), compared to the net loss of RMB85.3 million for the fiscal year ended September 30, 2020.

B. Liquidity and Capital Resources.

As of September 30, 2022, and 2021 we had approximately RMB17.7 million (US$2.5million) and RMB15.4 million, respectively, in cash and cash equivalents for continuing operations. Total borrowings as of September 30, 2022 and 2021 were RMB137.7million (US$19.4 million) and RMB137.7 million, respectively. The borrowings as of September 30, 2022 is an loan from the BC-TID and will be converted to the equity of the joint venture being formed between the Company and BC-TID. The transactions documentation for which has been completed and submitted to government officials for approval. Excluding the borrowings from BC-TID, the Company doesn’t have any other financial debt. During fiscal year 2022, net cash used in operating activities was RMB3.3 million (US$0.5 million), a significant improvement compared with net cash used in operating activities RMB25.1 million for the fiscal year ended September 30, 2021. Net cash provided by investing activities was RMB1.1 million (US$0.2 million) for the fiscal year ended September 30, 2022, compared with net cash provided by investing activities of RMB1.2 million for the fiscal year ended September 30, 2021. Net cash used by financing activities was RMB0.3 million for the fiscal year ended September 30, 2022, compared with net cash provided by financing activities of RMB19.8 million for the fiscal year ended September 30, 2021. The Company raised $1.55 million from the sale of 201,000 ordinary shares during the fiscal year ended September 30, 2022. The proceeds from the sale of the ordinary shares will be used for working capital and the grant amount will be used for the successful evaluation of the effects of two of its GMO corn traits. These funds will partially offset the losses generated by the ongoing operations of the Company. As of September 30, 2022 and 2021, we had approximately RMB17.7 million (US$2.5 million) and RMB15.4 million, respectively, in cash and cash equivalents for continuing operations. Our cash and cash equivalents primarily consisted of cash on hand and short-term liquid investments with maturities of three months or less deposited with banks and other financial institutions.

We financed our operations through cash generated from the sale of securities, borrowings and revenues. As of September 30, 2022, we had total long-term borrowings of RMB 137.7 million (US$20.2million), which are loans from BC-TID and will be converted to the equity for the joint venture being formed between the Company and BC-TID. During the fiscal year ended September 30, 2022, we sold an aggregate of 201,000 ordinary shares under an “at the market” arrangement, for gross proceeds of $1.55 million.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12 months ended September 30, 2020, 2021, and 2022.

Item	2020	2021	2022	2022
(In thousands)	RMB	RMB	RMB	US$
Net cash used in operating activities	(5,615)	(25,077)	3,291	465

Net cash provided by investing activities	(42,243)	(1,209)	(1,102)	(156)

Net cash provided by (used in) financing activities	65,918	19,838	(332)	(47)

Net (decrease) increase in cash and cash equivalents	18,060	(6,448)	1,857	262

Cash and cash equivalents, beginning of year	3,198	22,482	15,351	2,162

Effect of exchange rate changes on cash and cash equivalents	1,371	(816)	447	63

Operating activities:

Net cash provided by operating activities was RMB3.3 million (US$0.5 million) during fiscal year 2022, compared with net cash used in operating activities RMB 25.1 million for the fiscal year ended September 30, 2021.

Investing activities:

Net cash provided by investing activities was RMB1.1 million (US$ 0.2 million) for the fiscal year ended September 30, 2022, compared with net cash provided by investing activities of RMB1.2 for the fiscal year ended September 30, 2021.

Financing activities:

Net cash used by financing activities was RMB0.3 million for the fiscal year ended September 30, 2022, compared with net cash provided by financing activities of RMB19.8 million for the fiscal year ended September 30, 2021.

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

Substantial doubt about the ability to continue as going concern

The Company incurred net losses from continuing operations of RMB102.8 million, RMB127.1 million and net income of RMB2.3million(US$0.33 million) in the years ended September 30, 2020, 2021 and 2022, respectively. Our working capital deficit was RMB228.2 million and RMB211.3million (US$32.1 million) as of September 30, 2021 and 2022, respectively. Accumulated deficit was RMB650.6million and RMB656.9million (US$92.5 million) as of September 30, 2021 and 2022, respectively.

On May 17, 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and the Company acted to have a joint venture entity, which is 51% and 49% owned by BC-TID and the Company, respectively. Based on the agreement, Beijing Origin will contribute the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the entity. Since the Cooperation Framework Agreement was signed, both parties have been actively involved to complete the formation of joint venture. However, the process has taken longer than originally expected mainly due to the complicated tax related issues with the Origin Life Science Center building in Beijing and the government approval process. Both parties are now agreed to use Beijing Origin as the joint venture entity in order to expedite the process. The original terms remain the same and both parties are cooperating to complete the process as soon as possible. As of February 1, 2021, BC-TID has invested a total of RMB137.7 million ($20.2 million) as part of the agreement. The deal documents have been completed by both Origin and BC-TID and have been submitted to government officials for final approval. The cash amount was used to repay the bank loan of the Company on the headquarters building and provide working capital. According to the agreement, RMB137.7 million cash currently booked as long-term debt is an loan and will be converted to the equity for the joint venture when the JV is formed.

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

Prior to of September 30, 2022, the Company had raised a total of $1.55 million through equity financing. A total of 201,000 ordinary shares were issued for this equity financing.

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

D. Trend Information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events in the period from October 1, 2021, to September 30, 2022, that were reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E. Off-balance Sheet Arrangements.

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts or outstanding derivative financial instruments. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular Disclosure of Commitments and Contingencies.

We have various contractual obligations that will affect our liquidity. The following table sets forth our contractual obligations as of September 30, 2022.

	Payments due by period in RMB’ 000s
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Operating Lease Obligations	1,620	132	264	290	934

G. Safe Harbor.

Except for historical facts and financial data, the information included in Items 5.A through 5.D and 5.F is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in this Item 5.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of January 31, 2023.

Name	Age	Position
Gengchen Han	68	Chairman of the Board, Chief Executive Officer
Michael W. Trimble	66	Independent Director
Shaojiang Chen	58	Independent Director
Fei Wang	46	Independent Director
Min Lin	58	Independent Director

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

Mr. Shaojiang Chen became a director of Origin in November, 2022. Dr. Chen is currently a professor at the China Agricultural University, Agronomy College, where he has been teaching since 2000. During 2017 to 2022, Dr. Chen also served as the Director at the Maize Breeding Engineering Center of the MOE, and has served as the Vice Director at the National Maize Improvement Center of China. Dr. Chen is widely published on many topics relating to fertilization and corn plant genetics. He also worked on a Sino-German Program at the University of Hohenheim, Germany from 2003 to 2013. Dr. Chen has a BA from Henan Agricultural University in Agronomy, a MSc in Crop Genetics and Breeding from Henan Agricultural University, and a PhD in Crop Genetics and Breeding, from Northeast Agricultural University.

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

Dr. Min Lin is currently a professor at the Biotechnology Research Institute of Chinese Academy of Agricultural Sciences (CAAS) located in Beijing, China. From 2005 to 2019, Dr. Lin served as the director of the Biotechnology Research Institute of CAAS. Dr. Lin also served as Executive Vice President for the Chinese Society of Agri-Biotechnology and Vice President for Chinese Society of Biotechnology. Dr. Lin has been a visiting scientist at the Institut Pasteur in France and at the Research Institute for Plant Protection (IPO-DLO) in the Netherlands. Dr. Lin received his Ph.D. and Master’s Degree from CAAS and his Bachelor’s degree in Biology from University of Sichuan.

B. Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB nil (US$ nil) for the twelve months ended September 30, 2022. Directors and executives are awarded with equities and stock options, which are stated in the chart found below.

2009 Performance Equity Plan

On April 22, 2010, the company adopted the 2009 Performance Equity Plan, under which we are able to issue equity awards with the right to acquire up to 1,500,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan was to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. No further awards may be made under this plan. We had no outstanding awards options under the 2009 Plan at September 30, 2022.

2014 Performance Equity Plan

On December 22, 2014, the company adopted the 2014 Performance Equity Plan, under which we are able to issue equity awards for up to 5,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. In addition to current equity awards to the directors and officers, we plan to expand our equity awards to a broader range of employees in order to align our employee incentives towards our stock performance. We had outstanding awards for 303,060 options under the 2014 Plan at September 30, 2022.

Those awards held by the directors and officers are listed below.

Ordinary
Shares
Underlying
	Outstanding	Exercise
	Option	Price	Grant Date	Expiration Date
Gengchen Han
	12,000	$5.19 /Share	January 2, 2019	January 2, 2024
	12,000	$5.30 /Share	January 2, 2020	January 2, 2025
	12,000	$13.99 /Share	January 5, 2021	January 5, 2026
	12,000	$7.23 /Share	January 3, 2022	January 3, 2027

Michael Trimble
	2,000	$5.19 /Share	January 2, 2019	January 2, 2024
	2,000	$5.30 /Share	January 2, 2020	January 2, 2025
	2,000	$13.99 /Share	January 5, 2021	January 5, 2026
	2,000	$7.23 /Share	January 3, 2022	January 3, 2027

Min Lin
	2,000	$7.23 /Share	January 3, 2022	January 3, 2027

Fei Wang	2,000	$5.30 /Share	January 2, 2020	January 2, 2025

On April 30, 2021, the company adopted the 2021 Performance Equity Plan, under which we are able to issue equity awards for up to 1,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company in order to align our employee incentives towards our stock performance. We had outstanding awards for nil options under the 2021 Plan at September 30, 2022.

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

Audit Committee

The members of our Audit Committee are Fei Wang (chairman), Michael Trimble and Min Lin. Our board of directors has determined that all of our Audit Committee members are independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

The board of directors has determined that each of Ms. Fei Wang and Mr. Michael Trimble has an understanding of Generally Accepted Accounting Principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of Audit Committee functions.

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

Compensation Committee

The members of our Compensation Committee are Shaojiang Chen (chairman), Michael Trimble and Ms. Fei Wang. The Compensation Committee also administers our equity award plans, including the authority to make and modify awards under each of the 2009, 2014 and 2021 Performance Equity Plans. The current charter of the Compensation Committee, which was adopted March 16, 2007, provides that the committee is responsible for:

●	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors, officers and other senior employees;
●	reviewing and determining performance-based awards and compensation for our officers and other employees;
●	reviewing and determining share-based compensation (including the 2009, 2014 AND 2021 Performance Equity Plans) for our directors, officers, employees and consultants;
●	administering our equity incentive plans (including the 2009, 2014 AND 2021 Performance Equity Plans) in accordance with the terms thereof; and
●	such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

Nominating Committee

Our Nominating Committee consists of Michael W. Trimble (chairman), Shaojiang Chen and Fei Wang. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The Nominating Committee will identify, evaluate and recommend candidates to become members of the Board of Directors with the goal of creating a balance of knowledge and experience. The Nominating Committee is not a fully independent committee.

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

Under Rule 5635, a US domestic listed company is required to obtain shareholder approval of equity award plans and issuances of equity securities in excess of certain amounts based on our outstanding ordinary shares when at less than the market price or book value. There are no such mandatory requirements under BVI law. We do not plan to get shareholder approval for changes in or increases of shares in the 2014 Plan, approval of the 2021 Plan, or for any other equity award plan approved by the directors in the future or for issuances of equity securities that exceed 20% of the outstanding ordinary shares of the Company if they are sold at less than the market price or book value.

We have filed documentation with Nasdaq exempting the company under those provisions of the Nasdaq regulations that BVI law does not require the company to follow.

D. Employees.

We currently have 63 employees, including management, managers and research and related personnel. All of our employees are located in China.

We offer our employees additional annual merit-based bonuses in accordance with the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts approximate to 16%, 10%, 9.7%, 0.8%, 0.5% and 0.8%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E. Share Ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 1, 2023, by each of our directors and executive officers who beneficially own our ordinary shares, and other principal shareholders.

	Shares Beneficially Owned
	( * )
		Percentage of
	Number	Total
Directors and Executive Officers:
Gengchen Han, Chairman of the Board and CEO (1)(2)	836,383	13.18%
Michael W. Trimble, Director (3)	51,900	**	%
Shaojiang Chen Director (1)	—	**	%
Fei Wang, Director (1)(4)	4,000	**	%
Min Lin, Director (1)	2,000	**	%
All Officers and Directors (5 persons)	894,283	14.07%

5% and Greater Shareholders
Tiger Capital Fund SPC (5)	1,696,450	23.25%

* Beneficial ownership and percentage are determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

** Less than 1%

(1)The business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing, PRC 102206.
(2)Includes 48,000 shares that may be acquired under stock options held by Dr. Han. The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares.
(3)Includes 8,000 shares that may be acquired under stock options held by Mr. Trimble. The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131.
(4)Includes 2,000 shares that may be acquired under stock options held by Ms. Fei Wang.
(5)The business address of Tiger Capital Fund SPC (Tiger Fund) is Floor 4, Willow House, Cricket Square, Grand Cayman, KY 1-9010, Cayman Islands. In addition, Includes 1,000,000 ordinary shares issuable under a warrant held by Tiger Capital Fund SPC that expire January 4, 2024.

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

Dividend Policy Relating to Public Shareholders

We have never declared or paid any dividends to the public shareholders of Origin. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business.

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

Under the Administration Rules for the Settlement, Sale and Payment of Foreign Exchange effective in 1996, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid supporting documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its competent local counterpart.

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

On February 15, 2012, the SAFE promulgated the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the 2007 Stock Option Rule became replaced, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule, i.e., the domestic employees participating in stock incentive plan of an overseas-listed company shall appoint the PRC subsidiary of the overseas-listed company or a domestic qualified agent to make the registration of the stock incentive plan with the SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by the SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas-listed company shall include a limited liability company, partnership and the representative office directly or indirectly established by such overseas-listed company in China and the domestic employees shall include the directors, supervisors, the senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for no less than one year.

Similar to the Stock Option Rule, the New Stock Option Rule requires that the annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises shall be subject to the approval of the SAFE. The New Stock Option Rule further requires that the material amendments of the stock incentive plan shall be filed with the SAFE within three months following the occurrence of the material amendments. The domestic agent shall also make a quarterly update to the SAFE to disclose the information with respect to the stock option exercises, the stock holding and foreign exchange matters. If the domestic employees or the domestic agent fails to comply with the requirements of the New Stock Option Rule, the SAFE may require various remedies and penalties that the SAFE deems appropriate.

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

Regulations Relating to Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

In August 2006, six PRC regulatory agencies jointly adopted the M&A Rules, which became effective in September 2006 and were further amended in June 2009. The M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

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

We believe that we were not a PFIC for the taxable year 2021. However, there can be no assurance that we will not be a PFIC for that taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2021 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

I. Subsidiaries information.

See Item 4. “Information on the Company, Subpart C – Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

Currently, we have booked the first tranche investment from BC-TID as the long-term debt. According to the joint venture agreement was BC-TID, this debt is an loan and will be converted to the equity for the joint venture when the JV is formed. This loan extended for another 2 years to 2024. However, if we enter any new bank loans during the course of business, we might be exposed to the interest rate risk.

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

Foreign currency risk

All our revenues and expenses are denominated in Renminbi and a substantial portion of our cash is kept in Renminbi. Only a small portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our shares may be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollar at that time, our financial position may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for corporate purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent will increase our expenses.

We have recorded RMB1.8 million (US$0.26 million) of foreign exchange loss in our net loss for the twelve months ended September 30, 2022, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi - U.S. dollar exchanges are exchanged, as well as re-evaluate its policy of using a fixed-rate regime to a basket of currencies govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

The inflation rate in China averaged 2.1 % from 2015 to the end of 2021. In October 2022, the inflation rate was 2.1%. The producer price index was -1.3% in October 2022 over the year before, according to China’s National Bureau of Statistics. The Company expects inflation to affect food prices as the producer price increase pushes through to consumer prices, causing an increase. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.4%, 1.07% and 2.8% in the fiscal years ended September 30, 2020, 2021 and 2022, respectively. The current forecast for the next several years has inflation at an annual rate of 2%. Sustained or increased inflation in China could have an adverse impact on China’s economy, which could affect our operational costs and demand for our products and services. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially changed during the period covered by this Annual Report.

ITEM 15. CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures: As of September 30, 2022 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s Chief Executive Officer and the Chief Financial Officer, which positions are filled by the same person, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. We concluded that the Company’s disclosure controls and procedures as of September 30, 2022 were ineffective as management has identified a material weaknesses which is detailed in the accompanying Item 15(b), Report of Origin’s Management on Internal Control over Financial Reporting.

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

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not provide or detect mis-statements and can only provide reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2022. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, the management identified a material weakness in the Company’s internal control over financial statement closing process, and as a result, management concluded that the Company’s internal control over financial reporting was not effective as of September 30, 2022.

Management is aware of the following material weakness in internal control over financial reporting:

(a) the lack of sufficient qualified financial reporting and accounting personnel with an appropriate level of expertise to properly address complex accounting issues under U.S. GAAP, and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and Securities and Exchange Commission financial reporting requirements on a timely basis,

(b) the lack of a sufficient number of personnel to effectively have a separation of duties,

(c) the lack of a sufficient number of personnel to be able to timely gather financial and other information and prepare required reports; and

(d) the fact that the positions of Chief Executive Officer and Chief Financial Officer are filled by the same person.

Management has plans to address these identified issues by recruiting someone to fill the CFO position and seeking to expand its accounting staff to address the issues related to internal controls over financial reporting, however filling these positions is difficult. Currently, there is a lack of qualified persons available, and the employment situation due to the Covid-19 Pandemic response of the PRC government has made staffing difficult. The existing controls and procedures will continue to be reviewed and additional steps will be taken to improve the efficiencies of the reviewed controls and procedures. There is no assurance, however, that the Company will have a full complement of accounting personnel to provide for a complete level of risk management for a public company given the restrictions on capital and the smaller size of the Company operations. Management will monitor its controls and procedures periodically to evaluate this situation and report to the registered public accounting firm to the Company about this condition.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)   Audit Fees.

The aggregate fees billed for professional services rendered by BF Borgers CPA PC in connection with the audit of the consolidated financial statements for the fiscal year ended September 30, 2021, were US$175,000, and for the fiscal year ended September 30, 2022, were $200,000.

(b)   Audit - Related Fees.

The aggregate fees billed for professional services rendered by BF Borgers CPA PC for the performance of agreed upon procedures on the quarterly financial statements during the year ended September 30, 2021 and 2022 were US$-nil-, and US$20,000, respectively.

(c)   Tax Fees.

We did not enter into any engagement during the fiscal years ended September 30, 2021 or 2022 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d)   All Other Fees.

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal years ended September 30, 2021 and 2022.

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

(f)   Not applicable.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

We have been granted an exemption from the applicable listing standards for the Audit Committee of our board of directors available to foreign private issuers. See Item 6, Subpart C – Summary of Significant Differences in Corporate Governance Procedures for an explanation of the exemptions from the listing standards of The Nasdaq Stock Market listing standards that apply to the company as a foreign private issuer.

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

4.17*	Description of ordinary shares, as of January 31, 2023.

8.1*	List of Subsidiaries

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*

Consent of B F Borgers CPA PC to the incorporation of its report on the Registrant’s consolidated financial statements for fiscal years ended September 30, 2021 and 2022 into Registrant’s Registration Statements on Form S-8 (#333-202947, #333-166226, #333-145865 and 33-256186) and Form F-3 (333-253866).

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

Date: February 13, 2023	ORIGIN AGRITECH LIMITED

/S/ Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

Reports of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Origin Agritech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited (the “Company”) as of September 30, 2021 and 2022, the related consolidated statements of income (loss) and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended September 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States.

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

Lakewood, Colorado

February 13, 2023

PCAOB ID Number 5041

ORIGIN AGRITECH LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except number of share and per share data)

	September 30,
	2021	2022	2022
	RMB’000	RMB’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	15,351	17,669	2,489
Restricted cash	14	—	—
Accounts receivable, net	260	619	87
Due from related parties, net of bad debt allowance (note 3)	29,179	28,127	3,962
Advances to suppliers (note 5)	5,799	20,022	2,820
Inventories (note 6)	4,178	2,106	297
Other current assets (note 7)	3,362	12,997	1,831
Total current assets	58,143	81,540	11,485
Land use rights, net (note 9)	1,854	1,792	252
Plant and equipment, net (note 10)	48,684	46,389	6,534
Long-term investment (note 11)	4,596	1,690	238
Acquired intangible assets, net (note 12)	3,774	2,989	421
Operating lease right-of-use assets, net	1,904	1,555	219
Other assets (note 13)	83	—	—
Total assets (including amounts of the consolidated VIEs without recourse to the Company of RMB52,894 and RMB52,894 as of September 30, 2021 and 2022 respectively)	119,038	135,955	19,149
LIABILITIES AND EQUITY
Current liabilities:
Borrowings (note 14)	137,660	137,660	19,389
Accounts payable	9,170	10,161	1,431
Due to growers	6,673	404	57
Due to related parties (note 3)	30,269	18,629	2,624
Advances from customers	45,754	60,551	8,529
Income tax payable	908	773	109
Lease Liability - current	559	119	17
Other payables and accrued expenses (note 15)	55,374	64,568	9,094
Total current liabilities	286,367	292,865	41,250
Lease Liability - noncurrent	2,552	1,501	211
Other long-term liability (note 17)	15,717	14,231	2,004
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB274,114 and RMB53,706 as of September 30, 2021 and 2022, respectively)	304,636	308,597	43,465

Commitments and contingencies (note 23)
Shareholders’ equity (deficit):
Preferred stock(no par value; 1,000,000 shares authorized, none issued)	—	—	—
Common stock (no par value; 60,000,000 shares authorized, 6,011,127 and 5,708,003 shares issued as of September 30, 2022 and 2021; 5,431,724 and 4,801,724 shares outstanding as of September 30, 2020 and 2019 respectively)*	—	—	—
Additional paid-in capital	539,315	551,933	77,739
Accumulated deficit	(650,633)	(656,898)	(92,523)
Treasury stock at cost 20,523 and 20,523 shares as of September 30, 2022 and 2021, respectively)* (note 18)	(6,133)	(6,133)	(864)
Accumulated other comprehensive loss	(23,221)	(22,774)	(3,208)
Total Origin Agritech Limited shareholders’ equity (deficit)	(140,672)	(133,872)	(18,856)
Non-controlling interests	(44,926)	(38,770)	(5,461)
Total equity (deficit)	(185,598)	(172,642)	(24,317)

Total liabilities and deficit	119,038	135,955	19,148

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except number of share and per share data)

	Year ended September 30,
	2020	2021	2022	2022
	RMB'000	RMB'000	RMB'000	US$'000
Revenues	52,513	46,425	52,580	7,406
Cost of revenues	(49,000)	(33,611)	(36,386)	(5,125)
Gross profit	3,513	12,814	16,194	2,281
Operating expenses
Selling and marketing	(4,820)	(5,564)	(7,335)	(1,033)
General and administrative	(58,069)	(73,315)	(14,321)	(2,017)
Research and development	(4,116)	(1,979)	(7,434)	(1,047)
Impairment of assets	(28,091)	(69,870)	—	—
Total operating expenses, net	(95,096)	(150,728)	(29,090)	(4,097)

Loss from operations	(91,583)	(137,914)	(12,896)	(1,816)
Interest expense, net	(5,796)	(8,558)	(8,228)	(1,159)
Impairment of long-term investment	(5,994)	(5,958)	(2,906)	(409)
Rental income	7,643	10,603	10,603	1,493
Other non-operating income (expense),net	(6,687)	14,924	15,738	2,217
Income (loss) before income taxes	(102,417)	(126,903)	2,311	326

Income tax (expense) benefits (note 20)	(425)	(178)	14	2
Net Income (loss)	(102,842)	(127,081)	2,325	328
Less: Net (loss) income attributable to non-controlling interests	(17,581)	(35,552)	8,590	1,210

Net loss attributable to Origin Agritech Limited	(85,261)	(91,529)	(6,265)	(882)
Other comprehensive loss
Net Income (loss)	(102,842)	(127,081)	2,325	328
Foreign currency translation difference	1,371	(816)	447	63
Comprehensive Income (loss)	(101,471)	(127,897)	2,772	391
Less: Comprehensive income (loss) income attributable to non-controlling interests	(17,581)	(35,552)	8,590	1,210
Comprehensive loss attributable to Origin Agritech Limited	(83,890)	(92,345)	(5,818)	(819)

Basic and diluted net loss per share attributable to Origin Agritech Limited (note 21)	(16.95)	(16.29)	(1.09)	(0.15)
Shares used in computing earnings per share:
Shares used in calculating basic and diluted net income (loss) per share*	5,029,017	5,617,424	5,773,094	5,773,094

*  Retrospectively restated for effect of reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except number of share and per share data)

	Equity attributable to Origin Agritech Limited
					Accumulated
			Additional	Accumulated	Other		Non-
	Common stock		Paid-in	Deficit	Comprehensive	Treasury	controlling	Total
	Shares*	Amount	Capital	Unrestricted	Loss	Stock	Interests	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of September 30, 2019	4,801,724.00	—	494,098.00	(473,843.00)	(23,776.00)	(19,163.00)	7,209.00	(15,475.00)

Net loss for the year	—	—	—	(85,261)	—	—	(17,581)	(102,842)
Capital contribution	—	—	—	—	—	—	2,100	2,100
Share-based compensation expense	350,000		4,354	—	—	8,807	—	13,161
Issuance of common shares	280,000	—	16,223	—	—	—	—	16,223
Translation adjustments	—	—	—	—	1,371	—	—	1,371
Balance as of September 30, 2020	5,431,724	—	514,675	(559,104)	(22,405)	(10,356)	(8,272)	(85,462)

Net loss for the year	—	—	—	(91,529)	—	—	(35,552)	(127,081)
Exercise of share option	21,930	—	745	—	—	—	—	745
Share-based compensation expense	—	—	6,729	—	—	4,223	—	10,952
Business disposal	—	—	—	—	—	—	(1,102)	(1,102)
Issuance of common shares	319,440	—	17,166	—	—	—	—	17,166
Translation adjustments	—	—	—	—	(816)	—	—	(816)
Balance as of September 30, 2021	5,773,094	—	539,315	(650,633)	(23,221)	(6,133)	(44,926)	(185,598)

Net loss for the year	—	—	—	—	—	—	—	—
Exercise of share option	16,510	—	566	—	—	—	—	566
Share-based compensation expense	—	—	1,038	—	—	—	—	1,038
Business disposal	—	—	—	—	—	—	(2,434)	(2,434)
Issuance of common shares	201,000	—	11,014	—	—	—	—	11,014
Translation adjustments	—	—	—	447	—	—	—	447
Balance as of September 30, 2022	5,843,094	—	551,933	(656,898)	(22,774)	(6,133)	(38,770)	(172,642)
In US$ @ RMB 7.0998 per US$1.00	—	—	77,739	(92,523)	(3,208)	(864)	(5,461)	(24,317)

*  Retrospectively restated for effect of reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Operating activities:
Net loss	(102,842)	(127,081)	2,325	328
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	10,612	8,279	3,901	549
Loss/(gain) on disposal of plant and equipment	418	(3,642)	212	30
Gain on disposal of land use right	—	(6,426)	—	—
Loss on termination of business disposal	(178)	(106)	—	—
Allowance for doubtful account	189	401	—	—
Allowance for due from related parties	28,340	3,789	—	—
Allowance for due from related party-noncurrent	—	40,540	—	—
Recovery on receivables	—	(189)	—	—
Recovery on Due from related parties	—		(2,131)	(300)
Impairment on intangible assets	—	87	—	—
Impairment on long-term equity investment	5,994	5,957	2,906	409
Impairment on land use rights	2,704	7,600	—	—
Impairment on plant and equipment	24,012	60,652	—	—
Impairment on lease assets	1,375	—	—	—
Inventory write off	8,104	7,976	—	—
Share-based compensation expense	13,161	10,952	1,038	145
Changes in operating assets and liabilities:
Accounts receivable	(1,828)	3,040	(359)	(51)
Due from related parties	(16,755)	(10,663)	3,183	448
Advances to suppliers	(1,935)	(4,616)	(14,223)	(2,003)
Inventories	6,855	1,414	2,072	292
Other current assets	1,276	(2,178)	(8,929)	(1,258)
Operating lease right-of-use assets, net	(3,879)	—	—	—
Other assets	2,296	14	83	12
Accounts payable	(87)	(427)	991	140
Due to growers	(566)	—	(6,269)	(883)
Due to related parties	(4,698)	1,588	(2,388)	(336)
Advances from customers	12,446	(18,847)	14,797	2,084
Income tax payable	280	(28)	(135)	(19)
Lease liabilities	3,230	(119)	(1,491)	(210)
Other long-term liabilities	(5,711)	(7,357)	(1,486)	(209)
Other payables and accrued expenses	11,572	4,313	9,194	1,297
Net cash provided by (used in) operating activities	(5,615)	(25,077)	3,291	465

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD

Investing activities:
Proceeds from disposal of plant and equipment and land use right	3	(1,000)	—	—
Proceeds from other investment			1,520	214
Purchase of plant and equipment	—	(715)	(622)	(88)
Due from related party-noncurrent	(42,246)	1,706	—	—
Purchase of other investment	—	(1,200)	(2,000)	(282)
Cash from termination of second closing of disposal of commercial seed business (note 4)	—	—	—	—
Net cash (used in) provided by investing activities	(42,243)	(1,209)	(1,102)	(156)

Financing activities:
Proceeds from long-term borrowings	137,660	—	—	—
Proceeds from exercise of stock options	—	472	340	48
Proceeds from issuance of common stock	16,223	17,166	11,014	1,551
Proceeds from due to related parties	—	2,200	—	—
Repayment of due to related parties	(11,454)	—	(9,252)	(1,303)
Dividends paid to minority shareholders	—	—	(2,434)	(343)
Proceeds from capital contribution	2,100	—	—	—
Repayment of long-term borrowings	(78,611)	—	—	—
Net cash provided by (used in) financing activities	65,918	19,838	(332)	(47)
Net (decrease) increase in cash and cash equivalents	18,060	(6,448)	1,857	262
Cash and cash equivalents, beginning of year	3,198	22,482	15,351	2,162
Effect of exchange rate changes on cash and cash equivalents	1,371	(816)	447	63
Restricted cash	(147)	133	14	2
Cash and cash equivalents, end of the year	22,482	15,351	17,669	2,489

Supplemental disclosures of cash flow information:
Income taxes paid	—	—	—	—
Interest paid, net of interest capitalized	366	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

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

As of September 30, 2022, the Company’s subsidiaries and variable interest entities included in continuing operations consisted of the following:

	Date of	Place of	Percentage
	Incorporation	Incorporation	of	Principal
Name	or Establishment	or Establishment	Ownership	Activity
Subsidiaries:
State Harvest Holdings Limited(“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment Holding

OAL SMY Limited	July 28, 2021	USA	100%	Investment Holding

Beijing Origin State Harvest Biotechnology Limited (“BioTech”)	December 1, 2004	People’s Republic of China (“PRC”)	100%	Hybrid seed technology development

Variable interest entity:

Beijing Origin Seed Limited (note (i)) (“Beijing Origin”)	December 26, 1997	PRC	Note (i)	Hybrid crop seed development, production and distribution

Subsidiaries held by Beijing Origin:

Xinjiang Originbo Seed Company Limited (note (i)) (“Xinjiang Origin”)	July 13, 2011	PRC	51%	Hybrid crop seed development, production and distribution

Hainan Aoyu Biotechnology Limited(Hainan Aoyu)	March 2, 2022	PRC	100%	Hybrid crop seed development, production and distribution

Subsidiaries held by State Harvest:

Shandong Aoruixinong Agricultural Technology Limited (Shandong Aoruixinong)	September 27, 2019	PRC	51%	Agricultural seed products distribution through e-commune network

Hubei Aoyu Zhongye Limited (Hubei Aoyu)	October 22, 2018	PRC	51%	Agricultural seed products distribution through e-commerce network

Anhui Aoyu Zhongye Limited (Anhui Aoyu)	July 25, 2018	PRC	50%	Agricultural seed products distribution through e-commerce network

Xuzhou Aoyu Zhongye Limited (Xuzhou Aoyu)	September 25, 2018	PRC	51%	Agricultural seed products distribution through e-commerce network

Henan Aoyu Zhongye Limited (note (i)) (“Henan Aoyu”)	July 16, 2018	PRC	51%	Agricultural seed products distribution through e-commerce network

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

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

State Harvest has been assigned 98.58% voting rights by the shareholders of Beijing Origin through a consignment agreement which includes the following terms: (1) The shares of Beijing Origin cannot be transferred without the approval of State Harvest; (2) State Harvest has the right to appoint all directors and senior management personnel of Beijing Origin and (3) The shareholder rights including voting rights require the transfer of the shares of Beijing Origin to State Harvest or any party designated by State Harvest within three years upon the removal of the PRC legal restriction.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

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

The Company has aggregated the financial information of Beijing Origin and its subsidiaries in the table below. The aggregated carrying amount of assets and liabilities of Beijing Origin and its subsidiaries after elimination of intercompany transactions and balances consolidated in the Company’s consolidated balance sheets as of September 30, 2021 and 2022 are as follows:

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

(In thousands, except number of share, per share data and unless otherwise stated)

Risks in relation to the VIE structure (Beijing Origin Consolidated Balance Sheet)

	September 30,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	305	950	134
Restricted cash	—	—	—
Due from related party	—	—	—
Accounts receivable	11	304	43
Advances to suppliers	260	8,456	1,191
Inventories	1,052	—	—
Other current assets	730	7,698	1,084
Total current assets	2,358	17,408	2,452
Land use rights, net	1,854	1,792	252
Plant and equipment, net	48,599	32,952	4,641
Equity investments	—	—	—
Acquired intangible assets, net	—	—	—
Other assets	83	1,554	219
Total assets	52,894	53,706	7,564
LIABILITIES
Current liabilities
Short-term borrowings	—	—	—
Current portion of long-term borrowings	137,660	137,660	19,389
Accounts payable	9,107	10,064	1,418
Due to growers	6,673	404	57
Due to related parties	30,665	24,136	3,400
Advances from customers	22,772	29,420	4,144
Other payables and accrued expenses	51,520	58,954	8,304
Total current liabilities	258,397	260,638	36,712
Long-term borrowings	—	—	—
Other long-term liability	15,717	15,732	2,216
Total liabilities	274,114	276,370	38,928

As of September 30, 2021 and 2022, consolidated assets of RMB 52.9 million and RMB 53.7 million, respectively, are collateral for the VIE’s obligations and may not be used to settle the liabilities of the Parent Company.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

(In thousands, except number of share, per share data and unless otherwise stated)

Liquidity and Going Concern

The Company incurred net income of RMB2.3 million in the year ended September 30, 2022. Working capital deficit was RMB211.3 million as of September 30, 2022. Accumulated deficit was RMB656.9 million as of September 30, 2022. These factors raise substantial doubts about the Company’s ability to continue as a going concern.

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

Since the Cooperation Framework Agreement was signed, both parties have been actively involved to complete the formation of joint venture. However, the process has taken longer than originally expected mainly due to the complicated tax related issues with Beijing Origin’s headquarters building and the government approval process. As of January 16, 2022, BC-TID has injected into Beijing Origin a total of RMB137.7 million ($20.2 million) as a loan to Beijing Origin based on the agreement. Currently, the agreement is being finally approved the government officials. The cash amount received by Beijing Origin was used to repay the bank loan collateralized by the headquarters building and provide working capital. According to the agreement, RMB137.7 million cash currently booked as current portion of long-term debt, due in Feb, 2024, is an loan and will be converted to the equity for the joint venture when the JV is formed. Also according to the agreement, the Company leases the headquarters building to BC-TID.

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

Convenience translation into United States dollars

The consolidated financial statements are reported in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2022 of RMB 7.0998 to US $1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

(In thousands, except number of share, per share data and unless otherwise stated)

Trademarks, which have indefinite lives are not amortized but are reviewed for impairment at least annually, at year end date, or earlier upon the occurrence of certain triggering events. The Company has performed an impairment analysis on the acquired intangible assets in Beijing Origin and recorded no impairment provision during the year ended September 30, 2022.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

(In thousands, except number of share, per share data and unless otherwise stated)

Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

Advertising costs

Advertising costs are expensed when incurred and included in selling and marketing expenses. For the years ended September 30, 2020, 2021 and 2022, advertising costs were RMB-nil-, RMB-nil- and RMB-nil-, respectively.

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

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based on the result of this analysis, the Company records an allowance for doubtful accounts of RMB189, RMB 401 and RMB- nil-,for the years ended September 30, 2020, 2021, and 2022, respectively.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

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

3.         RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related party relationships

Name of related parties	Relationship
Beijing Shihui(i)	Being owned by close family members of the Company’s Chairman
Henan Agricultural University	Being the non-controlling interest of Beijing Origin
Linze Origin Seeds Ltd.(i)	Being owned by close family members of the Company’s Chairman
De Nong Zheng Cheng Seed Limited	Being owned by close family members of the Company’s Chairman
Henan Yingde Agricultural Ltd.	Being owned by close family members of the Company’s Chairman
Beijing Liantaide Biotechnology Co., Ltd.	Being owned by close family members of the Company’s Chairman
Beijing Agrite Co., Ltd.	Being owned by close family members of the Company’s Chairman
Fifth Division State-owned Assets Management and Operation Co., Ltd	Being the non-controlling interest of Xinjiang Origin
Non-controlling shareholders (“NCI”)	Non- controlling shareholders of Hubei Aoyu, Anhui Aoyu, Xuzhou Aoyu, Shandong Aoyu, Henan Aoyu, Shandong Aoruixinong
(i)Other than typical transactions between related parties, the Company has entered into a Restructuring Agreement with three parties: Linze Fumin Industrial Investment and Development Co., Ltd. (Linze Fumin), Beijing Shihui, Linze Origin Seeds Ltd (Linze Origin) in April 2020. According to the Restructuring Agreement, Linze Origin, which is currently a wholly owned subsidiary of Beijing Shihui, would be restructured. At the result of the planned restructuring, Linze Fumin, an investment company owned by the Linze county government, and the Company would have 51% and 49%, respectively, of the ownership of Linze Origin. The restructuring would require the Company to repay the borrowing amounted to RMB27.0 million from Beijing Agriculture Finance Leasing, LLC.(“BAFL”) for Linze Origin and to offer a loan of RMB20.0 million to Linze Origin. As of September 30, 2022, the restructuring for Linze Origin is in process.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

(In thousands, except number of share, per share data and unless otherwise stated)

(1)Due from related parties, net of bad debt allowance

	September 30,
	2021	2022
	RMB	RMB

Denong	1	—
Linze Origin Seeds Ltd	45	45
Beijing Shihui	32,128	29,998
NCI	15,848	9,165
Henan Yingde Agricultural Ltd.	8,684	11,529
Beijing Liantaide	4,600	7,466
The Close family of the Company’s Chairman	1	6
Total	61,307	58,125
Allowance for doubtful account	32,128	29,998
Due from related parties, net	29,179	28,127

(2)	Due from related party-noncurrent

As of September 30, 2022, the balance of due from related party-noncurrent of RMB 42,246  represents the receivable from Linze Origin Seeds Ltd. This balance is presented as noncurrent according to the Restructuring Agreement disclosed in Note 3(1). The Company incurred allowance of due from related party-noncurrent of RMB–nil- for both the year ended September 30, 2021 and 2022, respectively.

(3)	Due to related parties

	September 30,
	2021	2022
	RMB	RMB

Linze Origin Seeds Limited	300	300
Henan Agriculture University	1,000	1,000
Xinjiang Ginbo Seeds Center (i) (ii)	54	54
Xinjiang Production And Construction Corps 5th Division State-owned Assets Management Co.,Ltd. (ii)	10,000	—
Companies controlled by the Company’s directors (ii)	1,556	1,702
NCI	11,348	10,123
The Company’s Chairman (ii)	1,020	970
Close family of the Company’s Chairman (ii)	3,641	187
YingDe	1,350	4,293
	30,269	18,629

Note (i): In the ordinary course of business, the Company purchases raw materials from and sells product to related parties, and related parties also provide cash to fund the Company’s operations.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

(In thousands, except number of share, per share data and unless otherwise stated)

(3)	Transactions with related parties
(a)	Sales to

	Year ended
	September 30,
	2020	2021	2022
	RMB	RMB	RMB
YingDe	5,315	3,134	1,818
NCI	10,612	4,701	3,574
Henan Agriculture University	—	—	5
The close family of the Company’s Chairman	—	—	2,618
	15,927	7,835	8,015

(b)	Purchase from

	Year ended
	September 30,
	2020	2021	2022
	RMB	RMB	RMB
Denong	166	—	—
YingDe	10,975	11,700	14,012
Linze Origin Seeds Limited	3,416	4,706	—
Beijing Shihui	—	360	—
Liantaide	—	—	9,708
Close family of the Company’s Chairman	32	333	29
NCI	2,861	2,227	—
	17,450	19,326	23,749

5.         INVENTORIES

As of September 30, 2021 and 2022, inventories are comprised of work in progress of RMB13.6 million and RMB 2.1 million, respectively. No inventories have been pledged as collateral for bank loans as of September 30, 2021 and 2022. Inventory write-offs for the years ended September 30, 2020, 2021 and 2022 were RMB8.1 million, RMB 7.98 million and RMB -nil-, respectively.

6.          ASSETS HELD FOR SALE

As of September 30, 2022, no balance of assets held for sale.

7.        LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	September 30,
	2021	2022
	RMB	RMB
Land use rights	6,260	6,260
Accumulated amortization	(4,406)	(4,468)
Land use rights, net	1,854	1,792

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

(In thousands, except number of share, per share data and unless otherwise stated)

Land use rights have been pledged as collateral for loans from Beijing Changping Technology Development Co. Ltd. as of September 30, 2021 were RMB1,992 and from Beijing Changping Technology Development Co. Ltd. as of September 30, 2022 were RMB1,930, Amortization expenses for the years ended September 30, 2020, 2021 and 2022 were RMB0.4 million, RMB0.3million and RMB0.06 million, respectively. The Company incurred impairment of land use rights for the year ended September 30, 2021 and 2022 were RMB7.6 million and RMB–nil-.

8.           PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2021	2022
	RMB	RMB
Plant and building	70,179	70,179
Machinery and equipment	57,203	36,473
Furniture and office equipment	12,353	12,353
Motor vehicles	3,580	3,580
Total	143,315	122,585
Accumulated depreciation	(94,631)	(76,196)
Plant and equipment, net	48,684	46,389

The depreciation expenses for the years ended September 30, 2020, 2021 and 2022 were RMB9.1 million, RMB6.8 million and RMB2.7 million respectively.

9.           LONG TERM INVESTMENTS

The Company owns 17.94% equity interest in Jilin Jinong Hi-tech Development Shares Co. Ltd. (“Jinong”) and accounted for the equity investment without readily determinable fair value (previously known as cost method investment) as of September 30, 2021 and 2022.

The Company recorded an impairment loss of RMB5.99 million, RMB5.96 million and RMB 2.9 million on its equity investment without readily determinable fair value for the years ended September 30, 2020, 2021 and 2022, respectively.

10.         ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	September 30,				September 30,
	2022				2021
	RMB				RMB
	Gross				Gross
	Carrying	Accumulated	Impairment	Net	Carrying	Accumulated	Impairment	Net
	Amount	Amortization	Loss	Balance	Amount	Amortization	Loss	Balance
Technology rights for licensed seeds	71,429	(68,440)	—	2,989	71,429	(67,655)	—	3,774
Others	4,739	(4,652)	(87)	—	4,739	(4,652)	(87)	—
Total	76,168	(73,092)	(87)	2,989	76,168	(72,307)	(87)	3,774

Amortization expenses for the years ended September 30, 2020, 2021 and 2022 were RMB0.82 million, RMB0.79 million and RMB 0.79 million respectively. RMB–nil-, RMB87,000, and RMB87,000 were charged for impairment for the years ended September 30, 2020, 2021 and 2022, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

(In thousands, except number of share, per share data and unless otherwise stated)

Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB
2023	532
2024	520
2025	521
2026	521
2027	521
Thereafter	374
Total	2,989

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights are amortized over an average usage period of 3 to 20 years and are charged to general and administrative expenses.

11.         LEASES

As of September 30, 2022, the Company’s operating lease right of use assets and operating lease liability are RMB1,555 and RMB1,620, respectively. The Company made the impairment of right of use assets of RMB-nil- and RMB-nil- for the years ended September 30, 2021 and 2022, respectively.. The weighted-average remaining lease term is 2.6 years and the weighted-average discount rate is 4.9%.

The following table summarizes the components of lease expense:

Year ending
September 30,
RMB
Operating lease cost	120
Short-term lease cost	—
Total	120

The following table summarizes supplemental information related to leases:

Year ended
September 30,
Cash paid for amounts included in the measurement of lease liabilities:	RMB
Operating cash flows from operating leases	—

As of September 30, 2022, the Company was obligated under the maturity of operating lease liabilities as follows:

Year ending September 30,	RMB
2023	132
2024	132
2025	132
2026	145
2027	145
Thereafter	934
1,620

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

(In thousands, except number of share, per share data and unless otherwise stated)

12.         BORROWINGS

Borrowings consisted of the following:

	September 30,
	2021	2022
	RMB	RMB
Borrowing from Beijing Changping Technology Development Co. Ltd.(“BC-TID”)	137,660	137,660
Long-term borrowings	137,660	137,660
Current portion of long-term borrowings	—	—
Non-current portion of long-term borrowings	137,660	137,660

Interest expense related to borrowings amounted to RMB5.7 million, RMB8.3 million and RMB8.3 million for the years ended September 30, 2020, 2021 and 2022, respectively.

13.       OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,
	2021	2022
	RMB	RMB
Payable for purchase of plant and equipment	9,169	5,789
Salaries and bonus payable	4,724	4,908
Accrued interest	12,102	20,388
Other taxes payable	2,407	4,159
Deposits from others	2,434	4,689
Deferred government subsidies	1,039	887
Payable for penalty	12,812	12,734
Others	10,683	11,378
	55,374	64,932

14.         OTHER LONG-TERM LIABILITY

In fiscal year 2022, the Company didn’t receive government subsidies from the local PRC government for equipment projects. The non-current portion of such government subsidies are recorded as long-term liability, which will be amortized over the estimated useful lives related to the plant and equipment and land use right. The increase in deferred government subsidies was due to reclassification from other payable account.

15.         STOCK-BASED COMPENSATION

On January 2, 2020 the Company granted its employees options to purchase 38,000 ordinary shares at the price of US$5.3 (“Tranche 21”), on April 14, 2021 the Company granted its employees options to purchase 160,000 ordinary shares at the price of US$13.99 (“Tranche 21”). On Jan 3, 2022 the Company granted its employees options to purchase 40,000 ordinary shares at the price of US$7.23.

All the options have an expiration date that is 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 5 years. 33,000 and -nil- options under the 2009 Plan, and 284,370 and 303,060 options under the 2014 Plan were outstanding as of September 30, 2021 and 2022 respectively.

All the option awards have an exercise price of US$5.19 to US$20.7 and expire 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 10 years.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

(In thousands, except number of share, per share data and unless otherwise stated)

For the options outstanding at September 30, 2021 and 2022, the weighted average remaining contractual lives are 0.26 and–nil- years, respectively.

The Company recorded share-based compensation expense for share options of RMB0.66 million and RMB 10.95 million and RMB1.04 million for the years ended September 30, 2020, 2021 and 2022 respectively. As of September 30, 2021 and 2022, there were RMB-nil- and RMB 0.17 million of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the 2014 Plan.

Under the term of the 2014 Plan, on March 1, 2018, June 1, 2018 and September 1, 2018 the Company granted total of 22,500 restricted shares to its management at an aggregate value of US$167,925, based on the stock closing price of US$8.6, US$7.2 and US$6.6 at March 1, 2018, June 1, 2018 and September 1, 2018, respectively. The vesting period of these shares was 1 year from the grant date, which is March 1, 2019, June 1, 2019 and September 1, 2019, respectively. The Company issued a total of 320,000 restricted shares to its management and employees during the year ended September 30, 2020. The Company recorded share-based compensation expense for restricted shares of RMB11.6 million, RMB -nil- and RMB -nil- for the years ended September 30, 2020, 2021 and 2022, respectively.

During the fiscal year ended September 30, 2020, we awarded an aggregate of 30,000 treasury stock shares to its employees and recorded share-based compensation expense of RMB1,595, and resulted in decrease RMB7,212 cost of treasury stocks.

During the fiscal year ended September 30, 2021, we awarded an aggregate of 14,386 treasury stock shares to its employees, and resulted in decrease RMB4,223 cost of treasury stocks. We didn’t award any treasury stock shares in the fiscal year ended September 30, 2022.

A summary of the stock option activity under the 2009 and 2014 Plans is as follows:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	11	12	13	14	15	16	17	18	19	20	21	22	23
	January 4,	April 19,	May 16,	August 3,	January 3,	October 2,	December 22,	January 2,	March 1,	January 2,	January 2,	April 14,	January 3,
Grant date	2016	2016	2016	2016	2017	2017	2017	2018	2018	2019	2020	2021	2022

Outstanding as of September 30, 2019	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000	36,000	38,000	—	—

Number of options granted	—	—	—	—	—	—	—	—	—	—	—	—	—
Options exercised	—	—	—	—	—	—	—	—	—	—	—	—	—
Options cancelled/expired	—	—	—	—	—	—	—	—	—	—	—	—	—
Outstanding as of September 30, 2020	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000	36,000	38,000	—	—

Number of options granted	—	—	—	—	—	—	—	—	—	—	—	160,000	—
Options exercised	—	—	—	—	—	—	(1,000)	—	—	—	—	(20,930)	—
Options cancelled/expired	—	(60,000)	(20,000)	(20,000)	—	(2,500)	(6,000)	(10,000)	—	—	—	—	—
Outstanding as of September 30, 2021	13,500	—	—	—	18,000	—	1,800	19,000	—	—	—	139,070	—

Number of options granted	(1,000)												40,000
Options exercised	(1,000)				(4,000)		(1,000)					(15,510)
Options cancelled/expired	(1,000)				(4,000)		(800)
Outstanding as of September 30, 2022	12,500	—	—	—	4,000	—	—	19,000	—	—	—	123,560	—
Options vested and exercisable
At September 30, 2021	13,500	—	—	—	18,000	—	1,800	19,000	—	—	—	139,070	—
At September 30, 2022	12,500	—	—	—	14,000	—	—	19,000	—	—	—	123,560	40,000
Weighted average fair value at the grant date (US$)	9.0	15.4	12.4	14.4	4.0	7.7	4.4	5.1	5.1	4.0	2.5	12.5	5.4

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

(In thousands, except number of share, per share data and unless otherwise stated)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	11	12	13	14	15	16	17	18	19	20	21	22	23
Exercise price (US$)	13.8	20.5	16.5	20	20.7	16.5	8	9.1	8.2	5.19	5.3	15.85	7.23
Average risk-free interest rate	1.73%	1.79%	1.75%	1.55%	1.94%	1.94%	2.26%	2.25%	2.58%	2.49%	1.67%	0.87%	1.37%
Expected option life (year)	5	10	10	10	5	5	5	5	5	5	5	5	5
Volatility rate	80.72%	69.27%	69.92%	65.37%	63.87%	52.40%	63.20%	64.60%	68.20%	103%	52.60%	109.90%	100.95%
Dividend yield	—	—	—	—	—	—	—	—	—	—	—	—	—

The aggregate intrinsic value as of September 30, 2022 and 2021 is US$319 and US$219, respectively.

16.          SHARE CAPITAL

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

During the fiscal year ended September 30, 2021, the employees exercised an aggregate of 21,930 shares of stock options. Cash received from options exercised for the years ended September 30, 2021 and 2020 was–nil- and $73 (RMB472).

During the fiscal year ended September 30, 2022, we sold an aggregate of 201,000 shares of the Company’s common stock under an “at the market” arrangement, for gross proceeds of $1.65 million (RMB11 million).

During the fiscal year ended September 30, 2022, the employees exercised an aggregate of 16,510 shares of stock options. Cash received from options exercised for the years ended September 30, 2022 and 2021 was US$53,580 (RMB340,454) and –nil-.

17.       RENTAL INCOME

The Company has been renting its headquarters building and manage the property over the years. In May 2020, the Company entered into lease agreements with BC-TID. and leased the whole building of Beijing Origin located in Changping District, Beijing 102206, China. Rental income amounted toRMB7.6 million, RMB10.6 million and RMB10.6 million for the years ended September 30, 2020, 2021 and 2022, respectively.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

(In thousands, except number of share, per share data and unless otherwise stated)

Preferential tax treatment of Beijing Origin as “high technology” company (High-tech Status) from October 28, 2018 to October 27, 2021 has been granted by the relevant tax authorities. Beijing Origin is entitled to a preferential tax rate of 15% which is subject to annual review. As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin Seed Limited for 2020, 2021 and 2022 are 15%.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2022, the management considered that the Company had no uncertain tax positions affected its consolidated financial position. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

The principal components of the deferred income tax assets are as follows:

	September 30,
	2021	2022
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	119,617	118,410
Impairment loss	35,840	36,567
Others	22,959	22,859

Non-current deferred income tax assets	178,416	177,835
Valuation allowances	(178,416)	(177,835)

Net non-current deferred income tax assets	—	—

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2021 and 2022.

A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended
	September 30,
	2020	2021	2022
	%	%	%
Statutory rate	25	25	25
Effect of preferential tax treatment	—	—	—
Change in valuation allowance	(24)	(25)	(25)
Over provision in prior year	—	—	(1)

Effective income tax rate	1	—	(1)

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

(In thousands, except number of share, per share data and unless otherwise stated)

19.          INCOME/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year ended
	September 30,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net loss attributable to Origin Agritech Limited	(85,261)	(91,529)	(6,265)

Denominator:
Average common stock outstanding - basic and Diluted	5,029,017	5,617,424	5,773,094

Basic and Diluted Per Share Data:
Basic and diluted loss per share attributable to Origin Agritech Limited:	(16.95)	(16.29)	(1.09)

For the years ended September 30, 2020, 2021 and 2022, the effect of the outstanding options was anti-dilutive.

20.         EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB1.69 million, RMB1.28 million and RMB 1.7 million for the years ended September 30, 2020, 2021 and 2022, respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. No appropriation has been made for the years ended September 30, 2021, 2022. On the other hand, the amount set aside as of September 30, 2021 and 2022 were RMB15,133 and RMB15,133.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

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

22.         OPERATING RISK

Concentrations of customers and risk

During the fiscal year 2022, our largest and second largest customers represented approximately 8% and 4% of total consolidated revenues.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

(In thousands, except number of share, per share data and unless otherwise stated)

23.         SUBSEQUENT EVENTS

There are no significant subsequent events.

24.        CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial statements of Origin Agritech Limited (the “parent company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the parent company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB45,457 and RMB45,457 as of September 30, 2021 and 2022, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEET

	September 30
	2021	2022	2022
	RMB	RMB	US$
ASSETS (LIABILITIES)
Current assets (liabilities)
Cash and cash equivalents	8,900	6,394	901
Other receivables	273	235	33
Due from inter-companies	187,777	216,571	30,504
Due to related parties	717	696	98
Total current assets (liabilities)	197,667	223,896	31,536
Investment in unconsolidated subsidiaries	(338,339)	(356,347)	(50,191)
Total assets (liabilities)	(140,672)	(132,451)	(18,655)

AND EQUITY
Total stockholders’ equity (deficit)	(140,672)	(133,872)	(18,856)

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

(In thousands, except number of share, per share data and unless otherwise stated)

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year ended September 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

Revenues	—	—	—	—
Operating expenses
General and administrative	(14,852)	(19,302)	(5,246)	(739)
Loss from operations	(14,852)	(19,302)	(5,246)	(739)
Equity method loss	(70,407)	(72,213)	(1,004)	(141)
Interest expense	(2)	(14)	(15)	(2)
Loss before income taxes	(85,261)	(91,529)	(6,265)	(882)
Income tax expense	—	—	—	—

Net loss	(85,261)	(91,529)	(6,265)	(882)
Other comprehensive loss
Foreign currency translation difference	1,371	(816)	447	63
Total comprehensive loss	(83,890)	(92,345)	(5,818)	(819)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended September 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

Net cash provided by operating activities	—	—	(4,567)	(644)
Net cash provided by financing activities	16,730	(8,637)	1,614	227
Net increase in cash and cash equivalents	16,730	(8,637)	(2,953)	(417)
Cash and cash equivalents, beginning of year	252	18,353	8,900	1,254
Effect of exchange rate changes on cash and cash equivalents	1,371	(816)	447	63
Cash and cash equivalents, end of year	18,353	8,900	6,394	900

BASIS OF PRESENTATION

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.