Form 20-F
period 2023-09-30
Origin Agritech LTD
filed 2024-02-15
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2023) covered by the annual report: there were issued and outstanding 6,334,998 ordinary shares as of September 30, 2023, and 6,334,998 ordinary shares as of February 15, 2024.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

2.Beijing Origin State Harvest Biotechnology Limited (“Origin Biotechnology”), a company formed in China, collectively for itself and its China formed subsidiaries listed below, all of which are, directly or indirectly, wholly or partly equity owned by State Harvest.

(i)	Hubei Aoyu Agricultural Technology Limited, (“Hubei Aoyu”) in Hubei province,
(ii)	Anhui Aoyu Zhongye Technology Ltd. (“Anhui Aoyu”) in Anhui province,
(iii)	Xuzhou Aoyu Agricultural Technology Ltd. (“Xuzhou Aoyu”) in Jiangsu province,
(iv)	Henan Aoyu Zhongye Limited (“Henan Aoyu”) in Henan province,
(v)	Shandong Aoruixinong Agricultural Technology Limited (Shandong Aoruixinong),
(vi)	Hainan Aoyu Biotechnology Limited (“Hainan Aoyu”) in Hainan province and its subsidiary Xinjiang Originbo Seed Limited ("Xinjiang Originbo"),
(vii)	Henan Baodao Origin Agriculture and Animal Husbandry Co., Ltd (“Baodao Origin”) in Henan province, and its subsidiaries Shihezi Baodao Agriculture and Animal Husbandry Technology Co., Ltd (“Shihezi Baodao”) in Xinjiang, and
(viii)Beijing Origin Seed Limited.

3.OAL SMY Limited, a company formed in New Jersey, United States, is a 100% equity owned company of Origin.

●	“last year,” “fiscal year 2023,” “the year ended September 30, 2023” and “the fiscal year ended September 30, 2023” refer to the twelve months ended September 30, 2023, which is the period covered by this Annual Report;
●	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate;
●	“China” or “PRC” refers to the mainland of People’s Republic of China;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and
●	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares.

Corporate Structure

The public company, Origin, in which investors hold shares, is a holding company incorporated in the British Virgin Islands. All of our business activities currently take place in China. Part of our operations are conducted in China through a variable interest enterprise, or VIE. The portion of the business that is a VIE is Hainan Aoyu and its subsidiary Xinjiang Origin. This portion of the business is the seed development operations of Origin. The balance of our operations are conducted through wholly and partly equity owned operations, in or under Origin Biotechnology, which in turn is 100% equity owned by State Harvest.

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

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA.

On December 29, 2022, the President signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission - Identified Issuer before the Commission must impose an initial trading prohibition on the issuer's securities from three years to two years. Therefore, once an issuer is identified as a Commission - Identified Issuer for two consecutive years, the Commission is required under the HCFAA to prohibit the trading of the issuer's securities on a national securities exchange and in the over - the - counter market.

Internal Cash Transfers and Dividends

Cash is transferred through our organization in the following manner:

●Origin, a holding company and the British Virgin Islands entity that is listed on a national stock exchange in the U.S., through State Harvest, a British Virgin Islands holding company and wholly owned subsidiary of Origin, controls several direct and indirect subsidiaries and has a VIE. State Harvest owns Origin Biotechnology, which in turn has a controlling equity interest in each of several other companies. State Harvest also has a VIE arrangement with Hainan Aoyu, the latter having a controlling interest in Xinjiang Origin.
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

VIE Structure Evaluation

The consignment agreement, or VIE, structure that we have, provides contractual opportunity for foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. For example, foreign ownership in food production is subject to significant regulations in China. For accounting purposes, we receive the economic benefits of Hainan Aoyu and its subsidiary, in part, through certain contractual arrangements. Such contractual arrangements enable us to consolidate the financial results of the VIE and its subsidiary in our consolidated financial statements under US Generally Accepted Accounting Principles, or GAAP, which VIE structure involves unique risks to investors. Our ordinary shares are shares of Origin, the holding company in the British Virgin Islands, instead of shares of our PRC subsidiaries, or the VIEs or its subsidiary in China. As of the date of this report, the contractual arrangements have not been tested in court in either the PRC or the United States. Neither the investors in the holding company nor the Company have an full equity ownership in, direct foreign investment in, or control as effective as equity ownership of, the VIE.

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

Based on its evaluation of the above factors and judgments, as of September 30, 2021, 2022 and 2023, the Company consolidated any VIEs in which it was the primary beneficiary.

Risks Associated with VIE Structure

We discuss the risks of being a BVI holding company with operations only in the PRC in greater detail In Item 3, subpart D, to the Annual Report on Form 20-F, for the fiscal year ended September 30, 2023.

Selected Condensed Consolidated Financial Information

The following table presents our condensed consolidating schedule of financial position for our top-tier holding company, Origin Agritech Limited, our wholly-owned subsidiaries that are the primary beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries that are not VIEs (the “Other Subsidiaries”), and VIEs and their subsidiaries that we consolidate as of the dates presented were as follows:

(1) Parent: Origin Agritech Limited (BVI);

(2) Other subsidiaries that are equity owned: OAL SMY Limited (United States), Beijing Origin State Harvest Biotechnology (PRC) and its partly owned subsidiaries Anhui Aoyu, Henan Aoyu, Hubei Aoyu, Shandong Aoruixinong, Xuzhou Aoyu, Beijing Origin and Baodao Origin and the subsidiary of BaoDao Origin, Shihezi Baodao (all PRC);

(3) Primary Beneficiary of VIE: State Harvest Holdings Limited (PRC); and

(4) VIE and VIE subsidiary : Hainan Aoyu Biotechnology Limited (PRC) and Xinjiang Originbo Seed Limited (PRC)

Selected Condensed Consolidated Balance Sheets Data

In RMB’000

	As of September 30, 2023
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Intercompany receivables (1)	237,923	119,300	—	—	(357,223)	—
Total current assets	246,788	181,944	—	70,273	(357,223)	141,782
Investments in subsidiaries (2)	—	11,386	—	130,541	(141,927)	—
Benefits through VIEs and VIE’s subsidiaries (2)	—	—	233,520	—	(233,520)	—
Working capital	239,913	(38,630)	(215,363)	(157,599)	—	(171,679)
Total Assets	246,788	241,062	233,520	220,777	(703,641)	238,506
Intercompany payables (1)	—	—	215,347	141,876	(357,223)	—

	Fiscal year ended September 30, 2022
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Intercompany receivables	216,571	—	—	59,417	(275,988)	—
Total current assets	223,896	56,807	—	76,825	(275,988)	81,540
Intercompany payables	—	63,040	212,948	—	(275,988)	—
Working capital	223,172	(52,156)	(212,964)	(169,376)	—	(211,325)
Investments in subsidiaries	—	90,907	—	—	(90,907)	—
Benefits through VIEs and VIE’s subsidiaries	—	—	233,520	—	(233,520)	—
Total Assets	223,896	165,831	233,520	112,123	(600,415)	135,955

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended September 30, 2023
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Third-party revenues	—	39,696	—	53,611	—	93,307
Intra- group revenues	—	18,574	—	—	(18,574)	—
Total revenue	—	58,270	—	53,611	(18,574)	93,307
Third-party costs of Revenue	—	(30,208)	—	(45,876)	24	(76,060)
Intra- group costs of Revenue	—	(18,574)	—	—	18,574	—
Total costs of Revenue	—	(48,782)	—	(45,876)	18,598	(76,060)
Total Operating expenses	(5,022)	(20,448)	—	(7,568)	800	(32,238)
Income from subsidiaries and VIE	39,458	—	39,458	—	(78,916)	—
Income (loss) from non-operations	—	(39,394)	—	89,807	27,409	77,822
Income before income tax expenses	34,436	(50,354)	39,458	89,974	(50,683)	62,831
Less: income tax (benefit) expenses	—	(162)	—	—	—	(162)
Net income	34,436	(50,516)	39,458	89,974	(50,683)	62,669
Less: net income (loss) attributable to non-controlling interests	—	—	—	7,337	—	7,337
Net income attributable to Origin Agritech Limited’s shareholders	34,436	(50,516)	39,458	82,637	(50,683)	55,332

	For the Year Ended September 30, 2022
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Third-party revenues	—	45,000	—	7,580	—	52,580
Intra- group revenues	—	2,584	—	3,224	(5,808)	—
Total revenue	—	47,584	—	10,804	(5,808)	52,580
Third-party costs of Revenue	—	(31,591)	—	(4,795)	—	(36,386)
Intra- group costs of Revenue	—	(2,584)	—	(3,224)	5,808	—
Total costs of Revenue	—	(34,175)	—	(8,019)	5,808	(36,386)
Total Operating expenses	(5,261)	(17,000)	—	(10,345)	3,516	(29,090)
Income from subsidiaries and VIE	6,316	—	—	6,316	—	(12,632)
Income (loss) from non-operations	—	(57,603)	—	75,056	(2,246)	15,207
Income before income tax expenses	1,055	—	(61,194)	6,316	—	67,496
Less: income tax (benefit) expenses	—	14	—	—	—	—
Net income (loss)	1,055	—	(61,180)	6,316	—	67,496
Less: net income (loss) attributable to non-controlling interests	—	—	—	8,590	—	8,590
Net income (loss) attributable to Origin Agritech Limited’s shareholders	1,055	(61,180)	6,316	58,906	(11,362)	(6,265)

	For the Year Ended September 30, 2021
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Third-party revenues	—	40,660	—	5,765	—	46,425
Intra- group revenues	—	9,965	3,416	(13,381)	—	—
Total revenue	—	50,625	—	9,181	(13,381)	46,425
Third-party costs of Revenue	—	(28,135)	—	(5,476)	—	(33,611)
Intra- group costs of Revenue	—	(9,965)	—	(3,416)	13,381	—
Total costs of Revenue	—	(38,100)	—	(8,892)	13,381	(33,611)
Total Operating expenses	(19,316)	(57,790)	—	(78,357)	4,735	(150,728)
Income from subsidiaries and VIE	(110,363)	(110,363)	220,726	—	—	—
Income (loss) from non-operations	—	(3,792)	—	16,940	(2,137)	11,011
Income before income tax expenses	(129,679)	(49,057)	(110,363)	(61,128)	223,324	(126,903)
Less: income tax (benefit) expenses	—	(178)	—	—	—	(178)
Net income (loss)	(129,679)	(49,235)	(110,363)	(61,128)	223,324	(127,081)
Less: net income (loss) attributable to non-controlling interests	1,492	(37,044)	(35,552)	—	—	—
Net income (loss) attributable to Origin Agritech Limited’s shareholders	(129,679)	(49,235)	(111,855)	(24,084)	223,324	(91,529)

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended September 30, 2023
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Total cash provided by operating activities	(19,864)	2,717	—	11,691	—	(5,456)
Total cash used in investing activities	—	(2,312)	—	(8,912)	—	(11,224)
Total cash used in financing activities	17,636	6,884	—	(1,587)	—	22,933
Effect of exchange rate changes	(214)	—	—	—	—	(214)
Restricted cash	—	—	—	—	—	—
Net decrease in cash, cash equivalents and restricted cash	(2,442)	7,289	—	1,192	—	6,039

	For the Year Ended September 30, 2022
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Total cash provided by operating activities	(4,567)	(2,661)	—	10,519	—	3,291
Total cash used in investing activities	—	(480)	—	(622)	—	(1,102)
Total cash used in financing activities	1,614	7,306	—	(9,252)	—	(332)
Effect of exchange rate changes	447	—	—	—	—	447
Restricted cash	—	—	—	14	—	14
Net decrease in cash, cash equivalents and restricted cash	(2,506)	4,165	—	659	—	2,318

	For the Year Ended September 30, 2021
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Total cash provided by operating activities	—	(24,693)	—	(384)	—	(25,077)
Total cash used in investing activities	—	639	—	(1,715)	(133)	(1,209)
Total cash used in financing activities	(8,637)	26,142	—	2,200	133	19,838
Effect of exchange rate changes	(816)	—	—	—	—	(816)
Restricted cash	—	—	—	133	—	133
Net decrease in cash, cash equivalents and restricted cash	(9,453)	2,088	—	234	—	(7,131)

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

Our summary consolidated statements of operations and comprehensive income data for the fiscal years ended September 30, 2021, 2022 and 2023, and our summary consolidated balance sheet data as of September 30, 2022 and 2023, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	US$’000
Revenues	46,425	52,580	93,307	12,996
Cost of revenues	(33,611)	(36,386)	(76,060)	(10,594)
Gross profit	12,814	16,194	17,247	2,402
Operating expenses
Selling and marketing	(5,564)	(7,335)	(8,359)	(1,164)
General and administrative	(73,315)	(14,321)	(14,228)	(1,982)
Research and development	(1,979)	(7,434)	(7,447)	(1,037)
Impairment of assets	(69,870)	—	(2,204)	(307)
Total operating expenses, net	(150,728)	(29,090)	(32,238)	(4,490)
Loss from operations	(137,914)	(12,896)	(14,991)	(2,088)
Interest income, net	(8,558)	(8,228)	(982)	(137)
Impairment of long-term investment	(5,958)	(2,906)	(1,490)	(208)
Rental income	10,603	10,603	10,603	1,477
Other non-operating income (expense), net	14,924	15,738	69,691	9,707
Loss before income taxes	(126,903)	2,311	62,831	8,751
Income tax (expense) benefits, Current	(178)	14	(162)	(23)
Net loss	(127,081)	2,325	62,669	8,728
Less: Net (loss) income attributable to non-controlling interests	(35,552)	8,590	7,337	1,022
Net loss attributable to Origin Agritech Limited	(91,529)	(6,265)	55,332	7,706
Other comprehensive loss
Net loss	(127,081)	2,325	62,669	8,728
Foreign currency translation difference	(816)	447	(214)	(30)
Comprehensive loss	(127,897)	2,772	62,455	8,698
Less: Comprehensive (loss) income attributable to non-controlling interests	(35,552)	8,590	7,337	1,022
Comprehensive loss attributable to Origin Agritech Limited	(92,345)	(5,818)	55,118	7,676
Basic and diluted net income (loss) per share (note 21)
Continuing operations	(16.29)	(1.09)	8.45	1.18
Basic and diluted net loss per share attributable to Origin Agritech Limited (note 21)	(16.29)	(1.09)	8.43	1.17
Shares used in computing earnings per share:
Shares used in calculating basic and diluted net income (loss) per share*	5,617,424	5,773,094	6,546,153	6,546,153
Diluted*	5,617,424	5,773,094	6,562,278	6,562,278

	Sept 30	Sept 30	Sept 30
	2022	2023	2023
	RMB’000	RMB’000	US$’000
Consolidated balance sheet data:
Cash and cash equivalents	17,669	23,708	3,302
Restricted cash	—	561	78
Current working capital (2)	(211,325)	(171,679)	(23,912)
Total assets	135,955	238,506	33,220
Total current liabilities	292,865	313,461	43,660
Total liabilities	308,597	319,766	44,538
Non-controlling interests	(38,770)	(23,862)	(3,323)
Total Origin Agritech Limited shareholders’ equity	(172,642)	(81,260)	(11,318)
(1)	Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the fiscal year ended September 30, 2023, and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2023, of RMB 7.1798 to US$1.00. Such translation amounts should not be construed as a representation that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.
(2)	Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the statistics of the State Administration of Foreign Exchange. The consolidated financial statements are presented in Renminbi, which is our reporting currency. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2023, of RMB 7.1798 to US$1.00. Unless otherwise noted, for the years ended September 30, 2022 and 2023, all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB 7.0998 and RMB 7.1798 per US $1.00, respectively, which were the prevailing year or period end closing rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

	Average (1)	High	Low	Period-end
2019	6.8694	7.0884	6.685	7.0729
2020	6.9969	7.1316	6.7591	6.8101
2021	6.5059	6.7796	6.3572	6.4854
2022	6.7324	6.7620	6.6863	6.7437
2023	7.0467	7.2157	7.1265	7.1305
July 2023	6.7949	6.8906	6.7324	6.8906
August 2023	6.9621	7.1107	6.8821	7.0998
September 2023	7.1287	7.1768	7.0992	7.1768
October 2023	7.1628	7.2555	7.0363	7.1769
November 2023	6.9833	7.1225	6.9565	6.9646
December 2023	7.1039	7.1176	7.0827	7.0827
(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the month.

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

●	We operate a portion of our seed business, the seed development business, through a VIE structure, which means investors ultimately may be found not to own a part of our business. There are many risks associated with a VIE structure, which are explained at length herein.
●	Aspects of our business are conducted under technical service agreements and other contractual arrangements, which may not provide the business results and assurances we expect from our contract partners.
●	Our auditor has issued their opinion with a going concern qualification. We expect to need working capital from time to time in the future; we have no assured means of raising capital.
●	We need to continue to develop new seed traits to maintain our biotech pipeline of products. If we do not develop new products and keep up with industry trends, our business will experience setbacks.
●	Although we believe there is a significant, encouraging change in the regulatory approach to GMO products in the PRC, these changes are recent, and there still is uncertainty about full government acceptance and consumer acceptance of GMO products.
●	Development of aspects of our business is through joint ventures. Therefore we rely on others to help us develop our business; we may not be able to maintain these relationships or control our business partners cooperation.
●	We face competition from many sources, including traditional seed products and international competition in the GM seed market.
●	To maintain our product integrity, we must protect our intellectual property rights and the quality of our products in the market place.
●	We operating in a regulated industry, therefore if we do not comply with the different applicable laws and regulations, our business may be impaired and we may suffer economic disruption and penalties.
●	As a foreign private issuer, you may not be able to enforce rights common to investors in companies based in or founded in the United States. Also, under SEC and Nasdaq rules, we do not have to provide in our reports and corporate governance certain information and investor protections.
●	The trading of our ordinary shares on Nasdaq is volatile and inconsistent. You may not be able to effect transactions in your shares at a posted price or in the quantity you desire.

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

The reports on our financial statements for the fiscal years ended September 30, 2021, 2022 and 2023, included in this Annual Report on Form 20-F, contain a going concern statement. During fiscal years 2021, 2022 and 2023, we raised capital through the sale of our ordinary shares under an at-the-market arrangement and a self-sell registered transaction. Notwithstanding this additional capital, based on our financial resources and our planned operations, we will need to obtain a capital to continue our business as planned, for which we do not have any long term arrangements, and/or generate increased revenue from operations to cover our expenses, of which we cannot be certain. If we are unable to fund our operations, we may have to curtail substantial parts of our business operations or cease our business operations. Investors should evaluate their investment in the Company based on these financial uncertainties.

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

The GM seed market outside China is highly competitive, dominated by a limited number of major, multi-national companies. Compared to us, these companies have greater experience of the GM market and substantially greater resources in the research and development of plant biotechnology. These companies also have substantial production facilities for crop seeds. In addition, they have established market presence, have obtained patent protection in some instances for different seeds, and have built up their brand reputation and distribution networks globally. For example, in the United States, Monsanto (Bayer) and Corteva Agriscience, dominate the GM corn seed market with an estimated 70% of that market. These companies’ extensive GM portfolio of seeds and their success in developing new traits in the seeds could render our existing products less competitive within the China markets, resulting in reduced sales and licensing opportunities compared to our expectations.

A reversion in the Chinese government’s policy of favoring state owned enterprises, including seed companies, at the expanse of privately owned companies may disadvantage our competitive position in the industry.

In China, state owned enterprises including state owned seed companies typically enjoy preferential policy treatments such as more favorable access to capital, tax breaks and subsidies at various levels of government. These treatments have created barriers of entry protecting state companies at the expense of private ones, both domestic and international. Despite the reform of the Chinese seed industry in implemented in the 2008 time frame and the anticipated market-driven industry consolidation going forward, any reversion in the Chinese government’s policy to protect state owned seed companies may again pose competitive challenges to non-state owned companies such as Origin.

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

The performance of our seeds depends on climate, geographical areas, cultivation method, farmers’ degree of knowledge and other factors in addition to genetic traits and the quality of our seeds. Natural disasters may also affect the performance of our seeds, particularly when farmers are not able to timely and effectively respond to those disasters. Furthermore, the cultivability of some farmland is deteriorating because of toxic and hazardous materials resulting from farmers’ overuse of chemical herbicides and pesticides and the fall-out from other sources of environmental pollution. These factors generally cause underproduction, but farmers may attribute underproduction to seed quality. We may be subject to legal proceedings and claims from time to time relating to our seed quality. The defense of these proceedings and claims can be both costly and time consuming and may significantly divert efforts and resources of our management personnel. An adverse determination in any such proceeding could subject us to significant liability and damage our market reputation and prevent us from achieving increased sales and market share. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase of our products. The company is having a pending lawsuit with a Henan corn dealer regarding corn supply contract in December 2023. See Note 21 for further discussion.

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

Risks relating to doing business in China

The effect of the Coronavirus pandemic on our company cannot fully be determined at this time, and the effects of the PRC government response cannot be gauged at this time.

We do not believe that the Coronavirus lockdown period had a significant impact on the Company and on our ability to produce and distribute products has been insignificant. As government policies change as a result of the end of the lock down period, however, our business may be adversely impacted. At this time we cannot guage the future effect on our business of the government Coronavirus policies, if they continue. We could face adverse consequences to our ability to perform research, generate products and effect distribution of products and otherwise pursue our business. Therefore, investors should monitor aspects of the pandemic and its overall effect on the Chinese economy and trade as well as the world economic situation.

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

Based on our understanding and current assessment, we believe that we were not a PFIC for the taxable year 2023. However, there can be no assurance that we will not be a PFIC for the taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for a taxable year if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that produce, or are held for the production of, passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations. While we will continue to examine our PFIC status, we cannot assure you that we will not be a PFIC for any future taxable year.

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

Article 177 of the PRC Securities Law, which became effective in March 2020, states that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. The United States Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. The SEC has adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB has issued a report notifying the Securities and Exchange Commission of its determination that it is currently unable to inspect or investigation completely accounting firms headquartered in mainland China or Hong Kong. Further, the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or be delisted.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA.

On December 29, 2022, the President signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission - Identified Issuer before the Commission must impose an initial trading prohibition on the issuer's securities from three years to two years. Therefore, once an issuer is identified as a Commission - Identified Issuer for two consecutive years, the Commission is required under the HCFAA to prohibit the trading of the issuer's securities on a national securities exchange and in the over - the - counter market.

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

During 2018 and 2019, we entered into regional joint ventures for the seed distribution. This is also part of our long-term strategy to operate these distribution businesses under an e-commerce platform. These joint ventures include: Hubei Aoyu in Hubei Province, Anhui Aoyu in Anhui province, Xuzhou Aoyu in Jiangsu province, Shandong Aoruixinong in Shandong province and Henan Aoyu in Henan province. Origin indirectly holds 50% of the equity in Anhui Aoyu and 51% of equity in the other joint ventures. The remaining equity interests in those joint ventures are held by local distributors. Origin owns these joint ventures through Origin Biotechnology.

In 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and the Company formed a new entity, of which 51% and 49% of equity interests would be owned by BC-TID and the Company, respectively. Beijing Origin contributed the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the new entity. As of September 30, 2022, BC-TID has invested a total of RMB137.7 million ($20.2 million) as part of the agreement. The deal documents have been completed by both Origin and BC-TID and have been approved by government officials. With the closing of this deal in August 2023, BC - TID and Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology) own 51% and 47% of Beijing Origin, respectively. Beijing Origin also has transferred all of its ownership of Xinjiang Originbo to Hainan Aoyu during fiscal 2023. The cash amount was used to repay the bank loan of the Company on the headquarters building and provide working capital. As part of the agreement, the Company transferred its seed business of Beijing Origin to Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology), which is the Company’s wholly owned entity in China.

In 2022, we registered Hainan Aoyu in Hainan province which is located in the tropical region of China. Having a subsidiary and operations in Hainan will allow us to conduct research during the winter period. Origin State Harvest holds the 100% ownership of Hainan Aoyu through a VIE arrangement. Also in 2022 we founded a US subsidiary OAL SMY Limited in New Jersey, which has conducted limited operations.

In 2023, we entered into regional joint venture for corn supply chain and Nutrition Enhanced Corn (NEC) grow - by - contract business. The joint venture is Baodao Origin in Henan province. Origin indirectly holds 51% of the joint venture and the remaining equity interest is held by a feed process enterprise.

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

Recently, the Ministry of Agriculture has taken a number of steps to encourage the GMO industry. Of primary importance is that passage of a new law with regard to hybrid seed approvals. As a result of the law change, three new corn traits have received biosafety certificate approvals in December of 2021. Overall, the renewed government activity with regards to GM biosafety certificate approvals is very positive after a decades-long pause in biosafety certificates approvals. Also, in December 2021, the Ministry of Agriculture published GMO corn and soybean variety approval procedures and standards which cleared the last regulatory obstruction in China. In June 2022, the Chinese National Crop Variety Approval Committee released two standards that should clear the path for cultivating genetically modified (GM) crops in the country. These are a "safety certificate" and a "variety approval" before crops can be commercially cultivated. Of particular importance is the "variety approval." The Company believes that since variety approval hurdle has been cleared, commercialization of genetically modified crops in China is a real possibility.

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

It is common in the seed industry at present that smaller seed companies will slightly modify seed products and pass them off as their own. We believe that the government is increasingly concerned about this as part of its drive to protect the country food supply and is taking a more robust approach to protecting the intellectual property rights of seed producers.

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

Licensed Seed Products

We signed research agreements with domestic seed companies to incorporate certain traits into their leading seed varieties in a similar relationship as we have developed with the multinational seed companies. The process is generally planned in two steps: first to introgress the traits into partners parental lines and conduct field tests to confirm efficacy; once the results are confirmed and meet the expectations, then we enter into the second step which involves negotiation of a commercial agreement to define rights and benefit sharing.

With regards to the licensed GM varieties, we have entered into a strategic cooperation agreement with the China Academy of Agriculture Science, or CAAS, to work on biotechnology research and development. That agreement gives us the right to produce and sell the GM crop varieties that are developed in connection with this arrangement, subject to our obligation to reimburse certain of CAAS’ expenses. We continue to cooperate with the Institute of Biotechnology of the Chinese Academy of Agricultural Sciences to promote the safety declaration of drought - resistant transgenic corn event NAZ - 4. At present, we have completed all the relevant experimental work required for the production experiment of the GM safety declaration and submitted the application in November 2023. Meanwhile we continue to integrate the drought resistance characteristics of this event into the Origin corn inbred line through backcross breeding technology, It is expected to obtain the first batch of drought - resistant transgenic corn hybrids in 2024.

In terms of insect - resistant and herbicide - tolerant transgenic corn, BFL4 - 2, an insect - resistant and herbicide - tolerant transgenic corn developed in cooperation with the Chinese Academy of Agricultural Sciences, it has recently obtained a safety certificate. At the same time, Origin has integrated the insect - resistant and herbicide - tolerant corn inbred line and completed seed production in Sanya, Hainan in the winter of 2022. In May 2023, it participated in the production experiment of the approved new insect - resistant and herbicide - tolerant transgenic corn varieties organized by the Ministry of Agriculture and Rural Affairs. It is expected to obtain the approval certificates of new transgenic corn varieties in 2024, and introduce these products into market in 2024 or 2025.

At the same time, DBN9953 and three others events developed in cooperation with Dabeinong Biotechnology Co., Ltd. continue to integrate the traits of insect resistance and herbicide tolerance of the three events into corn inbred lines of Origin by using backcross breeding technology and molecular marker technology. The corn inbred line with integrated insect - resistant and herbicide - tolerant traits has completed hybrid seed production in Hainan in the winter of 2022. In May 2023, it participated in the production experiment of insect - resistant and genetically modified corn variety approval organized by the Ministry of Agriculture and Rural Affairs. It is expected to obtain the new variety approval certificate of genetically modified corn in 2024, and enter market in 2024 or 2025.

In terms of corn gene editing, since Origin has set up the corn gene editing experimental platform in 2017, we have been committed to creating nutrition - enhanced corn (NEC) and improving the traits of corn plant height. At present, the laboratory has created a number of gene - editing corn transformation events such as high lutein, high lysine, high sterol, stem dwarfing and extension of growth period. These events are under laboratory verification and field experiment verification.

Competition

We face competition at three primary levels in respect of our seed products, including large Chinese companies, small local seed companies, and large multinational hybrid and GM seed producers. Currently, we believe that we can compete effectively with each of these competitors and that we can continue to do so in the future. We also face competition from the counterfeiting of corn seeds, which has become an increasing problem in China, notwithstanding the efforts of the government to step up intellectual property protection.

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

Of particular importance is the expansion of the scope of protection for new plant variety rights and the enhancing of protection mechanisms. The seed law extends the scope of protecting the rights to a new variety from propagation to harvest from the unauthorized use of the protected seed. Protected activities have been expanded from "production, propagation, and sales" to "production, propagation, processes supporting propagation, sales offers, marketing, import, export, or storage in support of the above," etc. In this way, protection of the rights to new varieties can be implemented at every stage of the supply chain. The seed law, however, stipulates that if the owner of new variety rights has had a reasonable opportunity to exercise rights over the seed, it may no longer exercise rights over the harvested crops.

The seed law has increased efforts to crack down on infringement of the rights to new plant varieties. The amount of punitive damages for intentional infringement of the rights to a new plant variety has been increased. According to Article 72 of the seed law, if the losses of the rights holder, the profit of the infringer, or the fee for licensing the new plant variety can be determined, the upper limit of the compensation amount will be increased from three times to five times. If it is difficult to determine the actual amount, the compensation limit will be increased from three million yuan to five million yuan.

In addition, these revisions are expected to further strengthen scientific and technological research in the seed industry, strengthen the protection of germplasm resources, promote efforts to streamline administration and delegate power, and increase punishment for the production and sale of fake and inferior seeds. Overall, the law is expected to boost the commercialization and standardization of genetically modified (GM) germplasm. Initial emphasis is expected to be for soybeans and corn used as raw materials for biomass.

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

The GMO Regulations govern the research, experiment, production, processing, marketing, import and export of agricultural genetically modified organisms (“GMO”) in China. The GMO Regulations classified agricultural genetically modified organisms, or GMO, into Classes I, II, III and IV according to the extent of their risks to human beings, animals, plants, microorganisms and the ecological environment. The principal difference among the classes is the reporting obligation to the relevant agricultural administration. The testing of agricultural GMO will normally go through three stages; restricted field testing, enlarged field testing and productive testing. Depending on the classification of the GMO, the GMO research entity will have differing levels of reporting obligation to the Ministry of Agriculture and Rural Affairs (“MARA”) prior to the commencement of the testing and when the GMO advances from one testing stage to the next testing stage. After the completion of productive testing, the GMO research entity may make an application to the MARA for a safety certificate of the tested GMO. Our products are generally classified as Class I. As of September 30, 2023, the Company has received safety certificate for its phytase corn products.

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

C. Organizational structure.

Origin Agritech Limited is a holding company, formed in the British Virgin Islands, with no operations of its own. Investors hold ordinary shares in the holding company. We conduct our operations in China primarily through our PRC Operating Companies, of which Hainan Aoyu (and its subsidiary, Xinjiang Origin) is a VIE arrangement, and the other companies are either full equity or part equity owned by State Harvest, which is full equity owned by the holding company. The following diagram illustrates our current organizational structure as of September 30, 2023.

The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest as of September 30, 2023:

	Place of incorporation	Percentage
Name	(or establishment)/operation	of ownership

State Harvest BVI	British Virgin Islands	100% equity owned by Origin

OAL SMY Limited	New Jersey, United States	100% equity owned by Origin

Origin Biotechnology	Haidian District, Beijing, PRC	100% equity owned by State Harvest BVI

Hainan Aoyu	Sanya, Hainan Province, PRC	100% VIE owned and controlled by State Harvest BVI

Xinjiang Originbo	Jinbo City, Xinjiang Province, PRC	70.52% equity owned by Hainan Aoyu

Henan Aoyu	Zhengzhou City, Henan Province, PRC	51% equity owned by Origin Biotechnology

Anhui Aoyu	Hefei, Anhui Province, PRC	50% equity owned by Origin Biotechnology

Hubei Aoyu	Wuhan, Hubei Province, PRC	51% equity owned by Origin Biotechnology

Xuzhou Aoyu	Xuzhou, Jiangsu Province, PRC	51% equity owned by Origin Biotechnology

Shandong Aoruixinong	Qingdao, Shandong Province, PRC	51% equity owned by Origin Biotechnology

Beijing Origin	Beijing, PRC	48.27% equity owned by Origin Biotechnology

Baodao Origin	Zhengzhou, Henan Province, PRC	51% equity owned by Origin Biotechnology

Shihezi Baodao	Shihezi, Xinjiang Province, PRC	100% equity owned by Baodao Origin

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

The following is a table of the parties to the consignment agreements of the Company:

		% of Shares
PRC Operating Company	Consigning Owner	Consigned
Hainan Aoyu	Gengchen Han	99%
	Dezhi Deng	1%
		100%

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

From the beginning of 2020 to date, our capital expenditures consisted primarily of construction and purchase of plant and equipment, which are located in the PRC. We started the construction project of Shihezi grain drying and storage factory during fiscal 2023.

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

In 2022, we continued to cooperate with the Institute of Biotechnology of the Chinese Academy of Agricultural Sciences to promote the safety declaration of drought-resistant transgenic corn event NAZ-4. We have completed all the relevant experimental work required for the production experiment of the GM safety declaration and submitted the application in November 2023. Meanwhile we continue to integrate the drought resistance characteristics of this event into the Origin corn inbred line through backcross breeding technology, It is expected to obtain the first batch of drought-resistant transgenic corn hybrids in 2024.

In terms of insect-resistant and herbicide-tolerant transgenic corn, BFL4-2, an insect-resistant and herbicide-tolerant transgenic corn developed in cooperation with the Chinese Academy of Agricultural Sciences, it has recently obtained a safety certificate. At the same time, Origin has integrated the insect-resistant and herbicide-tolerant corn inbred line of the event and completed seed production in Sanya, Hainan in the winter of 2022. In May 2023, it participated in the production experiment for approval of new insect-resistant and herbicide-tolerant transgenic corn varieties organized by the Ministry of Agriculture and Rural Affairs. It is expected to obtain the approval certificates of new transgenic corn varieties in 2024, and introduce them into the market in 2024 or 2025.

At the same time, DBN9953 and other three events have been developed in cooperation with Dabeinong Biotechnology Co., Ltd. that continue to integrate the traits of insect resistance and herbicide tolerance of the three events into corn inbred lines of Origin by using backcross breeding technology and molecular marker technology. The corn inbred line with integrated insect-resistant and herbicide-tolerant traits has completed hybrid seed production in Hainan in the winter of 2022. In May 2023, it participated in the production experiment of insect-resistant and genetically modified corn variety approval organized by the Ministry of Agriculture and Rural Affairs. It is expected to obtain the new variety approval certificates of genetically modified corn in 2024, and enter market in 2024 or 2025.

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

Overall Analysis

For the fiscal year ended September 30, 2023, revenue was RMB 93.3 million (US$13 million), compared to RMB52.6 million for the fiscal year ended September 30, 2022. The increase in revenues was mainly from our Xinjiang facility, the good market performance of our new hybrids and investment income from subsidiary disposal.Total operating expenses from continuing operations for the fiscal year ended September 30, 2023 were RMB32.2 million (US$4.5 million), compared to the operating expenses of RMB29.1 million in fiscal year 2022. Selling and marketing expenses for fiscal year 2023 were RMB8.4 million (US$1.2 million), fiscal year 2022 were RMB7.3million (US$1 million). General and administrative expenses for the fiscal year ended September 30, 2023 were RMB 14.2 million (US$ 2 million), compared to RMB14.3 million year-over-year. Research and development expenses were RMB7.4 million (US$1.04 million) in fiscal year 2023, compared to RMB7.4 million in fiscal year 2022.

Net income from continuing operations for the fiscal year ended September 30, 2023 was RMB62.7 million (US$ 8.7 million), compared with net income from continuing operation of RMB2.3 million in fiscal year 2022. The increase is from investment income by subsidiary disposal.

Net loss attributable to Origin for the fiscal year ended September 30, 2023 was RMB 55.3 million (US$7.7 million), compared to the net loss of RMB6.27 million for the fiscal year ended September 30, 2022.

Net income per share was RMB8.45 or US$1.18 for the fiscal year 2023, compared with net loss per share of RMB1.09 in fiscal year 2022.

Total assets was RMB 238.5 million for the fiscal year ended September 30, 2023, compared with 136 million for the fiscal year ended September 30, 2022. The increase is from the conversion of a controlled subsidiary into a long-term investment.

As of September 30, 2023, and 2022, we had approximately RMB 23.7 million (US$3.3 million) and RMB17.7 million, respectively, in cash and cash equivalents for continuing operations. Total borrowings as of September 30, 2023 and 2022 were RMB -nil-million (US$19.4 million) and RMB137.7 million, respectively. The borrowings as of September 30, 2022 was an loan from BC-TID and has been converted to the equity of the joint venture being formed between the Company and BC-TID. The BC-TID loan converted into equity in 2023. During fiscal year 2023, net cash provided by operating activities was RMB5.5 million (US$0.76 million), compared with net cash used in operating activities RMB 3.3 million for the fiscal year ended September 30, 2022. Net cash used in investing activities was RMB11.2 million (US$ 1.6 million) for the fiscal year ended September 30, 2023, compared with net cash used in investing activities of RMB1.1 million for the fiscal year ended September 30, 2022. Net cash used in financing activities was RMB22.9 million for the fiscal year ended September 30, 2023, compared with net cash used in financing activities of RMB0.3 million for the fiscal year ended September 30, 2022.

The Company raised $2.73 million from the sale of 320,000 ordinary shares during the fiscal year ended September 30, 2023. The proceeds from the sale of the ordinary shares will be used for working capital and the grant amount will be used for the successful evaluation of the effects of two of its GMO corn traits. These funds will partially offset the losses generated by the ongoing operations of the Company.

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

Research and Development Outlook

Our primary business activity is biotechnology research. We seek to become the leader in biotechnology and GM product commercialization in China. There has been some acceptance of GM crop seeds to date, and we expect wider acceptance will follow over time. We believe there are encouraging signs of greater acceptance of GM crop seeds at the government level. For this reason we continue to pursue biotechnology seed development and invest in genetic modification programs that focus on improving yields, product quality, and insect resistance and disease tolerance for corn seeds and other selected crop seeds. The development of biotechnology attributes remains one of our business strategies. A significant proportion of our management resources are dedicated to building these capabilities across the Company.

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

Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets if it is more likely than not that the related benefit will not be realized. A full valuation allowance has been established against all net deferred tax assets as of September 30, 2022 and 2023 based on our estimates of recoverability.

Stock-based compensation

We adopted FASB ASC 718-10, to measure our issued share options based on the grant-date fair value of the options and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We used the Black-Scholes Model to value the fair value of the share options.

Results of Operations

Fiscal Year ended September 30, 2023, compared to Fiscal Year ended September 30, 2022

Revenues

For the fiscal year ended September 30, 2023, revenue was RMB93.3 million (US$13 million), compared to RMB52.6 million for the fiscal year ended September 30, 2022. The increase in revenues was mainly due to the re-open of our Xinjiang facility, the good market performance of our new hybrids.

Operating expenses

Total operating expenses for the fiscal year ended September 30, 2023 were RMB32.2 million (US$4.5 million), compared to the operating expenses of RMB29.1 million in fiscal year 2022.

Selling and marketing

Selling and marketing expenses for fiscal year 2023 were RMB8.3 million (US$1.2 million), compared to RMB7.3 million in fiscal year 2022. Selling and marketing expenses remained low as the Company’s strategy to form seed distribution joint ventures helped to improve efficiency in the distribution businesses.

General and administrative

General and administrative expenses from continuing operations primarily consist of salary and compensation, depreciation and amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies. General and administrative expenses for the fiscal year ended September 30, 2023, were RMB14.2 million (US$1.99 million), compared to RMB14.3 million year-over-year.

Impairment

Impairment of long-term investment for the fiscal year ended September 30, 2023 was RMB 1.49 million (US$ 0.21 million)

Research and development

Research and development expenses from continuing operations primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds and genetically modified products, travelling expenses, depreciation of plant and equipment, and expenses paid to certain research institutes to carry out research projects on behalf of Origin during the period. Research and development expenses were RMB7.4 million (US$1 million) in fiscal year 2023, same to fiscal year 2022.

Income before income taxes

Income Income before income taxes for the fiscal year ended September 30, 2023 was RMB 62.8 million (US$ 8.8 million), compared with net income from continuing operation of RMB2.3 million in fiscal year 2022.

Interest expense

Interest expense, net was RMB 0.98 million (US$ 0.14 million) for the fiscal year 2023 compared to RMB8.2 million a year ago.

Rental income and other non-operating income (expenses), net

The company received rental income for its headquarters building of RMB10.6 million (US$1.5million) and incurred other non-operating income of RMB69.7 million (US$9.7 million) during the fiscal year ended September 30, 2023. For the year ended September 30, 2022, the rental income was RMB10.6 million and the other non-operating expenses were RMB15.7 million.

Net Income

Net Income attributable to Origin for the fiscal year ended September 30, 2023, was RMB62.7 million (US$8.7 million), compared to the net income of RMB2.35 million for the fiscal year ended September 30, 2022.

B. Liquidity and Capital Resources.

As of September 30, 2023, and 2022 we had approximately RMB23.7million (US$3.3 million) and RMB17.7 million, respectively, in cash and cash equivalents for continuing operations. Total borrowings as of September 30, 2023 and 2022 were RMB-nil- and RMB137.7 million, respectively. The borrowings as of September 30, 2023 is an loan from the BC-TID and will be converted to the equity of the joint venture being formed between the Company and BC-TID. The transactions documentation for which has been completed and submitted to government officials for approval. Excluding the borrowings from BC-TID, the Company doesn’t have any other financial debt. The loan is converted into equity in 2023. During fiscal year 2023, net cash used in operating activities was RMB5.5 million (US$0.76 million), compared with RMB3.3 million for the fiscal year ended September 30, 2022. Net cash used in investing activities was RMB11.2 million (US$1.6 million) for the fiscal year ended September 30, 2023, compared with net cash used in investing activities of RMB1.1 million for the fiscal year ended September 30, 2022. Net cash provided by financing activities was RMB22.9 million for the fiscal year ended September 30, 2023, compared with net cash used in financing activities of RMB0.3 million for the fiscal year ended September 30, 2022. The Company raised $2.73 million from the sale of 320,000 ordinary shares during the fiscal year ended September 30, 2023. The proceeds from the sale of the ordinary shares will be used for working capital and the grant amount will be used for our corn supply chain facilities in Xinjiang and other region. As of September 30, 2023 and 2022, we had approximately RMB23.7million (US$3.3million) and RMB17.7 million, respectively, in cash and cash equivalents for continuing operations. Our cash and cash equivalents primarily consisted of cash on hand and short-term liquid investments with maturities of three months or less deposited with banks and other financial institutions.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12 months ended September 30, 2021, 2022, and 2023.

Item	2021	2022	2023	2023
(In thousands)	RMB	RMB	RMB	US$
Net cash used in operating activities	(25,077)	3,291	5,456	759

Net cash provided by investing activities	(1,209)	(1,102)	(11,224)	(1,563)

Net cash provided by (used in) financing activities	19,838	(332)	22,933	3,193

Net (decrease) increase in cash and cash equivalents	(6,448)	1,857	6,252	869

Cash and cash equivalents, beginning of year	22,482	15,351	17,669	2,461

Effect of exchange rate changes on cash and cash equivalents	(816)	447	(214)	(30)

Operating activities:

Net cash provided by operating activities was RMB 5.5 million (US$0.76 million) during fiscal year 2023, compared with net cash provided by operating activities RMB 3.3 million for the fiscal year ended September 30, 2022.

Investing activities:

Net cash used in investing activities was RMB11.2 million (US$1.6 million) for the fiscal year ended September 30, 2023, compared with net cash used in investing activities of RMB1.1 for the fiscal year ended September 30, 2022.

Financing activities:

Net cash provided by financing activities was RMB22.9 million for the fiscal year ended September 30, 2023, compared with net cash used in financing activities of RMB 0.32 million for the fiscal year ended September 30, 2022.

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

Substantial doubt about the ability to continue as going concern

The Company incurred net losses from continuing operations of RMB127.1million, net income of RMB2.3 million and RMB62.7 million(US$8.7 million) in the years ended September 30, 2021, 2022 and 2023, respectively. Our working capital deficit was RMB211.3 million and RMB171.6million (US$23.9 million) as of September 30, 2022 and 2023, respectively. Accumulated deficit was RMB656.9 million and RMB545.5 million (US$76 million) as of September 30, 2022 and 2023, respectively.

On May 17, 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and the Company acted to have a joint venture entity, which is 51% and 49% owned by BC-TID and the Company, respectively. Based on the agreement, Beijing Origin will contribute the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the entity. Since the Cooperation Framework Agreement was signed, both parties have been actively involved to complete the formation of joint venture. However, the process has taken longer than originally expected mainly due to the complicated tax related issues with the Origin Life Science Center building in Beijing and the government approval process. Both parties are now agreed to use Beijing Origin as the joint venture entity in order to expedite the process. The original terms remain the same and both parties are cooperating to complete the process as soon as possible. As of February 1, 2021, BC-TID has invested a total of RMB137.7 million ($20.2 million) as part of the agreement. The deal documents have been completed by both Origin and BC-TID and have been submitted to government officials for final approval. The cash amount was used to repay the bank loan of the Company on the headquarters building and provide working capital. According to the agreement, RMB137.7 million cash booked as long-term debt was an loan and has been converted to equity for the joint venture namely Beijing Origin when the deal was completed in August 2023. And Beijing Origin has transferred all of its ownership of Xinjiang Originbo to Hainan Aoyu during fiscal 2023.

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

For the three fiscal years 2021, 2022 and 2023, the Company had raised $2.62 million, $1.65 million and $2.73 million through equity financing. A total of 219,440, 201,000 and 320,000 ordinary shares were issued for these equity financing.

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

D. Trend Information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events in the period from October 1, 2022, to September 30, 2023, that were reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E. Off-balance Sheet Arrangements.

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts or outstanding derivative financial instruments. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular Disclosure of Commitments and Contingencies.

In July, 2022, Origin Biotechnology entered into a supply agreement with Henan Yingdafeng Agricultural Development Limited (“Yingdafeng”) to supply 100,000 tonnes corn bulk commodities. Due to the impact of Covid-19 and quarantine policies in Xinjiang province, the products were not delivered as scheduled. Yingdafeng filed lawsuit and the local court in Neixiang County issued first legal judgement on August 16, 2023 that requires Origin to pay a total of RMB22 million to Yingdafeng.

After Origin appealed the decision from the local court in Neixiang County, the Intermediate People's Court of Nanyang City (a higher-level court over Neixiang County People’s Court) decided on December 14, 2023 to revoke the judgement of Neixiang Contry People’s Court. The case is now sent back to the People's Court of Neixiang County, Henan Province for retrial.

We have no other contractual obligations as of September 30, 2023 that could potentially affect our liquidity.

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

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of September 30, 2023.

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

B. Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB nil (US$ nil) for the twelve months ended September 30, 2023. Directors and executives are awarded with equities and stock options, which are stated in the chart found below.

2014 Performance Equity Plan

On December 22, 2014, the company adopted the 2014 Performance Equity Plan, under which we are able to issue equity awards for up to 5,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. In addition to current equity awards to the directors and officers, we plan to expand our equity awards to a broader range of employees in order to align our employee incentives towards our stock performance. The outstanding awards under this plan as of 9/30/2023 is 224,700, and the ordinary shares available for future grant as of 9/30/2023 is zero.

2021 Performance Equity Plan

On April 30, 2021, the company adopted the 2021 Performance Equity Plan, under which we are able to issue equity awards for up to 1,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company in order to align our employee incentives towards our stock performance. We had outstanding awards for 36,000 options under the 2021 Plan at September 30, 2023. There are 886,320 ordinary shares available for future grant as of September 30, 2023.

Those awards held by the directors and officers are listed below.

Ordinary
Shares
Underlying
	Outstanding	Exercise
	Option	Price	Grant Date	Expiration Date
Gengchen Han
	12,000	$5.19 /Share	January 2, 2019	January 2, 2024
	12,000	$5.30 /Share	January 2, 2020	January 2, 2025
	12,000	$13.99 /Share	January 5, 2021	January 5, 2026
	12,000	$7.23 /Share	January 3, 2022	January 3, 2027
	12,000	$6.79/Share	May 22, 2023	May 22, 2028

Michael Trimble
	2,000	$5.19 /Share	January 2, 2019	January 2, 2024
	2,000	$5.30 /Share	January 2, 2020	January 2, 2025
	2,000	$13.99 /Share	January 5, 2021	January 5, 2026
	2,000	$7.23 /Share	January 3, 2022	January 3, 2027
	2,000	6.79	May 22, 2023	May 22, 2028

Min Lin
	2,000	$7.23 /Share	January 3, 2022	January 3, 2027
	2,000	6.79	May 22, 2023	May 22, 2028

Fei Wang	2,000	$5.30 /Share	January 2, 2020	January 2, 2025
	2,000	6.79	May 22, 2023	May 22, 2028

Shaojiang Chen	2,000	6.79	May 22, 2023	May 22, 2028

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

Board Diversity

Each year the board of directors, will review the appropriate characteristics, skills, and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates, we will consider factors including, without limitation, an individual's character, integrity, judgment, potential conflicts of interest, other commitments, and diversity. While we have no formal policy regarding board diversity for our board of directors as a whole or for each individual member, our board of directors will consider such factors as gender, race, ethnicity and experience, area of expertise, as well as other individual attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.

The following is a table indicating the current board diversity.

Board Diversity Matrix (As of September 30, 2023)

Total Number of Directors	Five
Did Not Disclose
Demographic
	Female	Male	Non-Binary	Background
Part I: Gender Identity
Directors	1	4	—	—
Part II: Demographic Background
African American or Black			—	—
Alaskan Native or Native American			—	—
Asian	4		—	—
Hispanic or Latinx			—	—
Native Hawaiian or Pacific Islander			—	—
White	1		—	—
Two or More Races or Ethnicities			—	—
LGBTQ+			—	—
Did Not Disclose Demographic Background			—	—

Employment Agreements

Dr. Han has an employment agreement with us. The agreement currently has a term of three years commencing on January 1, 2024. Dr. Han is entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreement is terminable by Origin for death, disability and cause. Dr. Han may terminate the agreement and his employment for good reason, which includes Origin’s breach, the executive’s loss of his seat on the board of directors, and change of control of Origin. In the event of termination for good reason or without cause, the executive will receive compensation and benefits under his employment agreement through the earlier of two years from the date of termination or through the term of the agreement. The agreements contain provisions for the protection of confidential information and a three-year non-competition period within China.

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

In June 2023, the Board of Directors adopted a “clawback” policy, compliant with Nasdaq regulations.

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

E. Share Ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 8, 2024, by each of our directors and executive officers who beneficially own our ordinary shares, and other principal shareholders.

	Shares Beneficially Owned
	( * )
		Percentage of
	Number	Total
Directors and Executive Officers:
Gengchen Han, Chairman of the Board and CEO (1)(2)	836,383	13.2%
Michael W. Trimble, Director (3)	51,900	**	%
Shaojiang Chen Director (1)	—	**	%
Fei Wang, Director (1)(4)	4,000	**	%
Min Lin, Director (1)	4,000	**	%
Shaojiang Chen	2,000	**	%

All Officers and Directors (5 persons)	898,283	14.18%

5% and Greater Shareholders
Comane International Group Ltd (5)	1,000,000	15.79%

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
(5)The business address of Comane International Group Ltd is 2 Pacific Square, Suite 106, Central, Hong Kong. This includes 1,000,000 ordinary shares issuable under a warrant held by Comane International Group Ltd that expire January 4, 2027.

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

Legal Proceedings

We may from time to time be subject to various legal or administrative proceedings, either as plaintiff or defendant, arising in the ordinary course of our business. As disclosed earlier, the company is having a pending lawsuit with a Henan corn dealer regarding corn supply contract. Except otherwise disclosed in this report, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim that, in the view of our management, is likely to materially and adversely affect our business, financial position or results of operations.

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

We believe that we were not a PFIC for the taxable year 2023. However, there can be no assurance that we will not be a PFIC for that taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2023 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

We have recorded RMB0.78 million (US$0.11 million) of foreign exchange loss in our net loss for the twelve months ended September 30, 2023, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi - U.S. dollar exchanges are exchanged, as well as re-evaluate its policy of using a fixed-rate regime to a basket of currencies govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

The inflation rate in China averaged 1.93 % from 2015 to the end of 2022. In October 2023, the inflation rate was -0.1%. The producer price index was -3.7% in October 2023 over the year before, according to China’s National Bureau of Statistics. The Company expects inflation to affect food prices as the producer price increase pushes through to consumer prices, causing an increase. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.4%, 1.07% and 2.8% in the fiscal years ended September 30, 2021, 2022 and 2023, respectively. Sustained or increased inflation in China could have an adverse impact on China’s economy, which could affect our operational costs and demand for our products and services. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially changed during the period covered by this Annual Report.

ITEM 15. CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures: As of September 30, 2023 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s Chief Executive Officer and the Chief Financial Officer, which positions are filled by the same person, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. We concluded that the Company’s disclosure controls and procedures as of September 30, 2023 were ineffective as management has identified a material weaknesses which is detailed in the accompanying Item 15(b), Report of Origin’s Management on Internal Control over Financial Reporting.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2023. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, the management identified a material weakness in the Company’s internal control over financial statement closing process, and as a result, management concluded that the Company’s internal control over financial reporting was not effective as of September 30, 2023.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)   Audit Fees.

The aggregate fees billed for professional services rendered by BF Borgers CPA PC in connection with the audit of the consolidated financial statements for the fiscal year ended September 30, 2022, were US$200,000, and for the fiscal year ended September 30, 2023, were $200,000.

(b)   Audit - Related Fees.

The aggregate fees billed for professional services rendered by BF Borgers CPA PC for the performance of agreed upon procedures on the quarterly financial statements during the year ended September 30, 2022 and 2023 were US$20,000 and US$$20,000, respectively.

(c)   Tax Fees.

We did not enter into any engagement during the fiscal years ended September 30, 2022 or 2022 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d)   All Other Fees.

No fees were billed in either of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal years ended September 30, 2022 and 2023.

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

4.17*	Description of ordinary shares, as of December 2023.

4.18*	Modification to Warrant dated December 20, 2023 to Warrant issued January 4, 2019

8.1*	List of Subsidiaries

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*

Consent of B F Borgers CPA PC to the incorporation of its report on the Registrant’s consolidated financial statements for fiscal years ended September 30, 2022 and 2023 into Registrant’s Registration Statements on Form S-8 (#333-202947, #333-166226, #333-145865 and 33-256186) and Form F-3 (333-253866).

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: February 15, 2024	ORIGIN AGRITECH LIMITED

/S/ Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

Reports of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Origin Agritech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited (the “Company”) as of September 30, 2022 and 2023, the related consolidated statements of income (loss) and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended September 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States.

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

Lakewood, Colorado

February 15, 2024

PCAOB ID Number 5041

ORIGIN AGRITECH LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except number of share and per share data)

	September 30,
	2022	2023	2023
	RMB’000	RMB’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	17,669	23,708	3,302
Accounts receivable, net	619	839	117
Due from related parties, net of bad debt allowance (note 3)	28,127	20,382	2,839
Advances to suppliers (note 5)	20,022	71,617	9,975
Inventories (note 6)	2,106	13,039	1,816
Other current assets (note 7)	12,997	12,197	1,699
Total current assets	81,540	141,782	19,748
Land use rights, net (note 9)	1,792	3,258	454
Plant and equipment, net (note 10)	46,389	21,102	2,939
Long-term investment (note 11)	1,690	66,648	9,283
Acquired intangible assets, net (note 12)	2,989	—	—
Operating lease right-of-use assets, net	1,555	821	114
Other assets (note 13)	—	4,895	682
Total assets (including amounts of the consolidated VIEs without recourse to the Company of RMB52,894 and RMB220,777 as of September 30, 2022 and 2023 respectively)	135,955	238,506	33,220
LIABILITIES AND EQUITY
Current liabilities:
Borrowings (note 14)	137,660	—	—
Accounts payable	10,161	4,936	687
Due to growers	404	404	56
Due to related parties (note 3)	18,629	174,484	24,302
Advances from customers	60,551	114,806	15,990
Income tax payable	773	773	108
Lease Liability - current	119	113	16
Other payables and accrued expenses (note 15)	64,568	17,945	2,501
Total current liabilities	292,865	313,461	43,660
Lease Liability - noncurrent	1,501	128	18
Other long-term liability	14,231	6,177	860
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB276,371 and RMB91,261 as of September 30, 2021 and 2022, respectively)	308,597	319,766	44,538

Commitments and contingencies (note 23)
Shareholders’ equity (deficit):
Preferred stock(no par value; 1,000,000 shares authorized, none issued)	—	—	—
Common stock (no par value; 60,000,000 shares authorized, 6,011,127 and 6,341,630 shares issued as of September 30, 2023 and 2022; 5,990,604 and 6,321,107 shares outstanding as of September 30, 2023 and 2022 respectively)*	—	—	—
Additional paid-in capital	551,933	573,289	79,847
Accumulated deficit	(656,898)	(601,566)	(83,786)
Treasury stock at cost 20,523 and 20,523 shares as of September 30, 2023 and 2022, respectively)* (note 18)	(6,133)	(6,133)	(854)
Accumulated other comprehensive loss	(22,774)	(22,988)	(3,202)
Total Origin Agritech Limited shareholders’ equity (deficit)	(133,872)	(57,398)	(7,995)
Non-controlling interests	(38,770)	(23,862)	(3,323)
Total equity (deficit)	(172,642)	(81,260)	(11,318)

Total liabilities and deficit	135,955	232,506	33,220

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except number of share and per share data)

	Year ended September 30,
	2021	2022	2023	2023
	RMB'000	RMB'000	RMB'000	US$'000
Revenues	46,425	52,580	93,307	12,996
Cost of revenues	(33,611)	(36,386)	(76,060)	(10,594)
Gross profit	12,814	16,194	17,247	2,402
Operating expenses
Selling and marketing	(5,564)	(7,335)	(8,359)	(1,164)
General and administrative	(73,315)	(14,321)	(14,228)	(1,982)
Research and development	(1,979)	(7,434)	(7,447)	(1,037)
Impairment of assets	(69,870)	—	(2,204)	(307)
Total operating expenses, net	(150,728)	(29,090)	(32,238)	(4,490)

Loss from operations	(137,914)	(12,896)	(14,991)	(2,088)
Interest expense, net	(8,558)	(8,228)	(982)	(137)
Impairment of long-term investment	(5,958)	(2,906)	(1,490)	(208)
Rental income	10,603	10,603	10,603	1,477
Other non-operating income (expense),net	14,924	15,738	69,691	9,707
Income (loss) before income taxes	(126,903)	2,311	62,831	8,751

Income tax (expense) benefits (note 20)	(178)	14	(162)	(23)
Net Income (loss)	(127,081)	2,325	62,669	8,728
Less: Net (loss) income attributable to non-controlling interests	(35,552)	8,590	7,337	1,022

Net loss attributable to Origin Agritech Limited	(91,529)	(6,265)	55,332	7,706
Other comprehensive loss
Net Income (loss)	(127,081)	2,325	62,669	8,728
Foreign currency translation difference	(816)	447	(214)	(30)
Comprehensive Income (loss)	(127,897)	2,772	62,455	8,698
Less: Comprehensive income (loss) income attributable to non-controlling interests	(35,552)	8,590	7,337	1,022
Comprehensive loss attributable to Origin Agritech Limited	(92,345)	(5,818)	55,118	7,676

Basic and diluted net income(loss) per share attributable to Origin Agritech Limited (note 21)
Basic	(16.29)	(1.09)	8.45	1.18
Diluted	(16.29)	(1.09)	8.43	1.17
Shares used in computing earnings per share:
Basic	5,617,424	5,773,094	6,546,153	6,546,153
Diluted	5,617,424	5,773,094	6,562,278	6,562,278

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except number of share and per share data)

	Equity attributable to Origin Agritech Limited
					Accumulated
			Additional	Accumulated	Other		Non-
	Common stock		Paid-in	Deficit	Comprehensive	Treasury	controlling	Total
	Shares*	Amount	Capital	Unrestricted	Loss	Stock	Interests	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of September 30, 2020	5,431,724	—	514,675	(559,104)	(22,405)	(10,356)	(8,272)	(85,462)

Net loss for the year	—	—	—	(91,529)	—	—	(35,552)	(127,081)
Exercise of share option	21,930	—	745	—	—	—	—	745
Share-based compensation expense	—	—	6,729	—	—	4,223	—	10,952
Business disposal	—	—	—	—	—	—	(1,102)	(1,102)
Issuance of common shares	319,440	—	17,166	—	—	—	—	17,166
Translation adjustments	—	—	—	—	(816)	—	—	(816)
Balance as of September 30, 2021	5,773,094	—	539,315	(650,633)	(23,221)	(6,133)	(44,926)	(185,598)

Net loss for the year	—	—	—	(6,265)	—	—	8,590	2,325
Exercise of share option	16,510	—	566	—	—	—	—	566
Share-based compensation expense	—	—	1,038	—	—	—	—	1,038
Business disposal	—	—	—	—	—	—	(2,434)	(2,434)
Issuance of common shares	201,000	—	11,014	—	—	—	—	11,014
Translation adjustments	—	—	—	447	—	—	—	447
Balance as of September 30, 2022	5,990,604	—	551,933	(656,898)	(22,774)	(6,133)	(38,770)	(172,642)

Net loss for the year	—	—	—	55,332	—	—	7,337	62,669
Capital contribution							10,475	10,475
Exercise of share option	10,503	—	599	—	—	—	—	599
Share-based compensation expense			1,163			—		1,163
Commitment shares related to notes payable and Equity Purchase Agreement								—
Business disposal		—	—	—	—	—	(2,704)	(2,704)
Dividend							(200)	(200)
Issuance of common shares	320,000	—	19,594	—	—	—	—	19,594
Translation adjustments	—	—	—		(214)	—	—	(214)
Balance as of September 30, 2023	6,321,107	—	573,289	(601,566)	(22,988)	(6,133)	(23,862)	(81,260)

In US$ @ 7.1798	—	—	79,847	(83,786)	(3,202)	(854)	(3,323)	(11,318)

*  Retrospectively restated for effect of reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Operating activities:
Net loss	(127,081)	2,325	62,669	8,728
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	8,279	3,901	4,031	561
Loss/(gain) on disposal of plant and equipment	(3,642)	212	373	52
Gain on disposal of land use right	(6,426)	—	—	—
Loss on termination of business disposal	(106)	—	—	—
Gain on disposal of lease assets	—	—	(651)	(91)
Loss on disposal of subsidiaries and assets	—	—	(69,529)	(9,684)
Allowance for doubtful account	401	—	—	—
Allowance for due from related parties	3,789	—	500	70
Allowance for due from related party-noncurrent	40,540	—	—	—
Recovery on receivables	(189)	—	(10)	(1)
Recovery on Due from related parties	—	(2,131)	—	—
Impairment on intangible assets	87	—	2,204	307
Impairment on long-term equity investment	5,957	2,906	1,490	208
Impairment on land use rights	7,600	—	—	—
Impairment on plant and equipment	60,652	—	—	—
Inventory write off	7,976	—	—	—
Interest expense relief	—	—	(20,361)	(2,836)
Share-based compensation expense	10,952	1,038	1,163	162
Accounts receivable	3,040	(359)	1,654	230
Due from related parties	(10,663)	3,183	4,842	674
Advances to suppliers	(4,616)	(14,223)	(51,458)	(7,167)
Inventories	1,414	2,072	(10,933)	(1,523)
Other current assets	(2,178)	(8,929)	(17,476)	(2,434)
Operating lease right-of-use assets, net	—	—	(350)	(49)
Other assets	14	83	—	—
Accounts payable	(427)	991	2,193	305
Due to growers	—	(6,269)	—	—
Due to related parties	1,588	(2,388)	18,856	2,626
Advances from customers	(18,847)	14,797	50,048	6,971
Income tax payable	(28)	(135)	—	—
Lease liabilities	(119)	(1,491)	241	34
Other long-term liabilities	(7,357)	(1,486)	(2,270)	(316)
Other payables and accrued expenses	4,313	9,194	17,318	2,414
Net cash provided by (used in) operating activities	(25,077)	3,291	(5,456)	(759)

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD

Investing activities:
Proceeds from disposal of plant and equipment and land use right	(1,000)	—	—	—
Proceeds from other investment	—	1,520	1,000	139
Purchase of plant and equipment	(715)	(622)	(8,912)	(1,241)
Purchase of land use rights			(3,297)	(459)
Due from related party-noncurrent	1,706	—	—	—
Purchase of other investment	(1,200)	(2,000)	—	—
Cash from termination of second closing of disposal of commercial seed business (note 4)	—	—	(15)	(2)
Net cash (used in) provided by investing activities	(1,209)	(1,102)	(11,224)	(1,563)

Financing activities:
Proceeds from long-term borrowings	—	—	—	—
Proceeds from exercise of stock options	472	340	226	31
Proceeds from issuance of common stock	17,166	11,014	19,594	2,729
Proceeds from due to related parties	2,200	—	—	—
Repayment of due to related parties	—	(9,252)	(1,587)	(221)
Dividends paid to minority shareholders	—	(2,434)	(200)	(28)
Proceeds from capital contribution	—	—	4,900	682
Net cash provided by (used in) financing activities	19,838	(332)	22,933	3,193
Net (decrease) increase in cash and cash equivalents	(6,448)	1,857	6,253	871
Cash and cash equivalents, beginning of year	22,482	15,351	17,669	2,461
Effect of exchange rate changes on cash and cash equivalents	(816)	447	(214)	(30)
Restricted cash	133	14	—	—
Cash and cash equivalents, end of the year	15,351	17,669	23,708	3,302

Supplemental disclosures of cash flow information:
NCI capital contribution	—	—	5,575	776
Income taxes paid	—	—	—	—
Interest paid, net of interest capitalized	—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

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

As of September 30, 2023, the Company’s subsidiaries and variable interest entities included in continuing operations consisted of the following:

	Date of	Place of	Percentage
	Incorporation	Incorporation	of	Principal
Name	or Establishment	or Establishment	Ownership	Activity
Subsidiaries:
State Harvest Holdings Limited(“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment Holding

OAL SMY Limited	July 28, 2021	USA	100%	Investment Holding

Beijing Origin State Harvest Biotechnology Limited (“BioTech”)	December 1, 2004	People’s Republic of China (“PRC”)	100%	Hybrid seed technology development

Variable interest entity:
Hainan Aoyu Biotechnology Limited(Hainan Aoyu)	March 2, 2022	PRC	100%	Hybrid crop seed development, production and distribution

Subsidiaries held by Hainan Aoyu:

Xinjiang Originbo Seed Company Limited (note ) (“Xinjiang Originbo”)	July 13, 2011	PRC	70.52%	Hybrid crop seed development, production and distribution

Subsidiaries held by State Harvest:

Shandong Aoruixinong Agricultural Technology Limited (Shandong Aoruixinong)	September 27, 2019	PRC	51%	Agricultural seed products distribution through e-commune network

Hubei Aoyu Zhongye Limited (Hubei Aoyu)	October 22, 2018	PRC	51%	Agricultural seed products distribution through e-commerce network

Anhui Aoyu Zhongye Limited (Anhui Aoyu)	July 25, 2018	PRC	50%	Agricultural seed products distribution through e-commerce network

Xuzhou Aoyu Zhongye Limited (Xuzhou Aoyu)	September 25, 2018	PRC	51%	Agricultural seed products distribution through e-commerce network

Henan Aoyu Zhongye Limited (note (i)) (“Henan Aoyu”)	July 16, 2018	PRC	51%	Agricultural seed products distribution through e-commerce network

Henan Baodao Origin Agriculture and Animal Husbandry Co., Ltd (“Baodao Origin”)	Nov 23, 2022	PRC	51%	Agricultural seed products distribution

Subsidiary held by Baodao Origin:
Shihezi Baodao Agriculture and Animal Husbandry Technology Co., Ltd	March 8, 2023	PRC	100%	Agricultural seed and feed products distribution

Reorganization of State Harvest prior to the share exchange transaction with Chardan China Acquisition Corp. (“Chardan”)

On December 1, 2004, State Harvest established BioTech, a wholly-owned foreign enterprise (“WOFE”) under the laws of the PRC with an operating period of 20 years.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

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

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

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

The Company has aggregated the financial information of Beijing Origin and its subsidiaries in the table below. The aggregated carrying amount of assets and liabilities of Beijing Origin and its subsidiaries after elimination of intercompany transactions and balances consolidated in the Company’s consolidated balance sheets as of September 30, 2022 and 2023 are as follows:

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

Risks in relation to the VIE structure (Beijing Origin Consolidated Balance Sheet)

	September 30,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	950	2,142	298
Due from related party	—	—	—
Accounts receivable	304	189	26
Advances to suppliers	8,456	64,502	8,984
Inventories	—	2,511	350
Other current assets	7,698	929	129
Total current assets	17,408	70,273	9,787
Land use rights, net	1,792	—	—
Plant and equipment, net	32,952	18,771	2,614
Equity investments	—	130,541	18,182
Other assets	1,554	1,192	166
Total assets	53,706	220,777	30,749
LIABILITIES
Current liabilities
Current portion of long-term borrowings	137,660	—	—
Accounts payable	10,064	318	44
Due to growers	404	404	56
Due to related parties	24,136	6,205	864
Advances from customers	29,420	76,936	10,716
Other payables and accrued expenses	58,954	1,266	176
Total current liabilities	260,638	85,129	11,856
Other long-term liability	15,732	6,177	860
Total liabilities	276,370	91,306	12,716

As of September 30, 2022 and 2023, consolidated assets of RMB 53.7 million and RMB 220.8 million, respectively, are collateral for the VIE’s obligations and may not be used to settle the liabilities of the Parent Company.

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

Liquidity and Going Concern

	2022	2023
The Company incurred net income(losses) of	2,325	62,669
Working capital deficit	211,325	171,678
Accumulated deficit	656,898	601,566

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

The Company incurred net income of RMB62.7million in the year ended September 30, 2023. Working capital deficit was RMB171.6 million as of September 30, 2023. Accumulated deficit was RMB601.6 million as of September 30, 2023. These factors raise substantial doubts about the Company’s ability to continue as a going concern.

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

Convenience translation into United States dollars

The consolidated financial statements are reported in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2023 of RMB 7.0998 to US $1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

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

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

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

Trademarks, which have indefinite lives are not amortized but are reviewed for impairment at least annually, at year end date, or earlier upon the occurrence of certain triggering events. The Company has performed an impairment analysis on the acquired intangible assets in Beijing Origin and recorded no impairment provision during the year ended September 30, 2023.

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

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

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

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

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

Government subsidies

	2022	2023
Government subsidies received	—	1,145
Government subsidies recognized as other income	1,158.00	2,271

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

Advertising costs

Advertising costs are expensed when incurred and included in selling and marketing expenses. For the years ended September 30, 2021, 2022 and 2023, advertising costs were RMB-nil-, RMB-nil- and RMB-nil-, respectively.

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

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based on the result of this analysis, the Company records an allowance for doubtful accounts RMB 401, RMB- nil- and RMB- nil-,for the years ended September 30, 2021, 2022, and 2023, respectively.

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

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

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

Deconsolidation of subsidiary

In accordance with ASC 810-40, deconsolidation of a subsidiary occurs when: (a) some or all of the ownership interests of the subsidiary are sold resulting in the loss of a controlling financial interest; (b) a contractual agreement granting control of the subsidiary expires; (c) the subsidiary issues its shares to outsiders reducing the parent’s ownership interest resulting in the loss of a controlling financial interest; or (d) the subsidiary becomes subject to the control of a government, court, administrator or regulator.

The parent should recognize a gain or loss measured as the difference between: (a) the aggregate of: (i) the fair value of any consideration received, (ii) the fair value of any retained non-controlling interest, and (iii) the carrying amount of any non-controlling interest at the date the subsidiary is deconsolidated; and (b) the carrying amount of the subsidiary’s assets and liabilities.

A subsidiary should be deconsolidated from the date a controlling financial interest is lost and should also consider the equity components included in the non-controlling interest and the amounts previously recognized in accumulated other comprehensive income (loss), i.e., the foreign currency translation adjustment.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

Investments in equity method investee

Equity investments are comprised of investments in privately held companies. The Company uses the equity method to account for an equity investment over which it has the ability to exert significant influence but does not otherwise have control. The Company records equity method investments at the cost of acquisition, plus the Company’s share in undistributed earnings and losses since acquisition. For equity investments over which the Company does not have significant influence or control, the cost method of accounting is used.

If the Company’s share of the undistributed losses exceeds the carrying amount of an investment accounted for by the equity method, the Company continues to report losses up to the investment carrying amount, including any loans balance due from the equity investees.

The Company assesses its equity investments for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, cash burn rate, and other company-specific information including recent financing rounds. If it has been determined that the equity investment is less than its related fair value and that this decline is other-than-temporary, the carrying value of the investment is adjusted downward to reflect these declines in value.

Recently issued accounting pronouncements

●	In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU No. 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the adoption of ASU No. 2016-13 will have a material impact on its consolidated financial statements.

The Company believes that other recent accounting pronouncement updates will not have a material effect on the Company’s consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

3.         RELATED PARTY BALANCES AND TRANSACTIONS (In RMB’000)

(1)	Related party relationships

Name of related parties	Relationship
Beijing Shihui(i)	Being owned by close family members of the Company’s Chairman
Linze Origin Seeds Ltd.(i)	Being owned by close family members of the Company’s Chairman
Henan Yingde Agricultural Ltd.	Being owned by close family members of the Company’s Chairman
Beijing Liantaide Biotechnology Co., Ltd.	Being owned by close family members of the Company’s Chairman
Beijing Agrite Co., Ltd.	Being owned by close family members of the Company’s Chairman
Fifth Division State-owned Assets Management and Operation Co., Ltd	Being the non-controlling interest of Xinjiang Origin
Shareholders	Non-controlling shareholders of Hubei Aoyu, Anhui Aoyu, Xuzhou
Aoyu, Shandong Aoruixinong, Henan Aoyu, Shandong Aoruixinong
(i)Other than typical transactions between related parties, the Company has entered into a Restructuring Agreement with three parties: Linze Fumin Industrial Investment and Development Co., Ltd. (Linze Fumin), Beijing Shihui, Linze Origin Seeds Ltd (Linze Origin) in April 2020. According to the Restructuring Agreement, Linze Origin, which is currently a wholly owned subsidiary of Beijing Shihui, would be restructured. At the result of the planned restructuring, Linze Fumin, an investment company owned by the Linze county government, and the Company would have 51% and 49%, respectively, of the ownership of Linze Origin. The restructuring would require the Company to repay the borrowing amounted to RMB27.0 million from Beijing Agriculture Finance Leasing, LLC.(“BAFL”) for Linze Origin and to offer a loan of RMB20.0 million to Linze Origin. As of September 30, 2023, the restructuring for Linze Origin is in process.
(1)Due from related parties, net of bad debt allowance

	September 30,
	2022	2023
	RMB	RMB

Linze Origin Seeds Ltd	45	45
Beijing Shihui (iii)	29,998	17,060
Shareholders (i)	9,165	5,336
Henan Yingde Agricultural Ltd.	11,529	—
Beijing Liantaide (ii)	7,466	9,046
Beijing Origin	—	450
The Company’s Chairman (iv)	—	5,999
The Close family of the Company’s Chairman	6	6
Total	58,125	37,942
Allowance for doubtful account	29,998	17,560
Due from related parties, net	28,127	20,382

Note (i): As of September 30, 2023, the balance of due from shareholders include seed sales amounted RMB 15, advances for business use amounted RMB 4,421 and advances for purchases raw materials amounted RMB 900.

Note (ii): As of September 30, 2023, the balance of due from shareholders is advances for purchases raw materials amounted RMB 9,046.

Note (iii): As of September 30, 2023, the Company provide cash to fund the related party, Beijing Shihui’s operations amounted RMB 17,060. The Company made fully allowance of due from related party as of September 30, 2023.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

Note (iv): As of September 30, 2023, the balance of due from the Company’s Chairman is advances to staff for business use amounted RMB 5,999.

(2)	Due to related parties

	September 30,
	2022	2023
	RMB	RMB

Linze Origin Seeds Ltd	300	—
Henan Agriculture University	1,000	—
Xinjiang Ginbo Seeds Center	54	54
Companies controlled by the Company’s directors (i)	1,702	1,721
Shareholders (i) (ii)	10,123	15,434
Beijing Origin (iii)	—	148,219
The Company’s Chairman (i)	970	3,657
YingDe(i)	187	5,399
The close family of the Company’s Chairman	4,293	—
	18,629	174,484

Note (i): In the ordinary course of business, the Company purchases raw materials from and sells product to related parties, and related parties also provide cash to fund the Company’s operations.

Note (ii): As of September 30, 2023, the balance of due to shareholders include borrowing amounted RMB5,381, which is unsecured, interest-bearing (the borrowing interest rate is from 5.8% to 12%) and repayable on demand, accrued interest amounted use amounted RMB 354 and advances from shareholders of selling seed amounted RMB 9,699.

Note (iii): As of September 30, 2023, Beijing Origin, an associate, provide cash to fund the Company’s operations amounted RMB 148,219, which is unsecured, interest-free and repayable on demand.

(3)	Transactions with related parties
(a)	Sales to

	Year ended
	September 30,
	2021	2022	2023
	RMB	RMB	RMB
YingDe	3,134	1,818	6,384
Shareholders (i)	4,701	3,574	4,677
Henan Agriculture University	—	5	—
The close family of the Company’s Chairman	—	2,618	—
	7,835	8,015	11,061

Note(i): RMB4,677 and RMB3,574, or 5% and 6.8% of the Company for the year ended September 30, 2023, respectively, are derived from shareholders and the sales price is market price.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

(b)	Purchase from

	Year ended
	September 30,
	2021	2022	2023
	RMB	RMB	RMB
YingDe	11,700	14,012	162
Linze Origin Seeds Limited	4,706	—	—
Beijing Shihui	360	—	—
Liantaide	—	9,708	6,334
Close family of the Company’s Chairman	333	29	—
Shareholders	2,227	—	—
	19,326	23,749	6,496

5.         ADVANCES TO SUPPLIERS

	September 30,
	2022	2023
	RMB	RMB
Prepayments for purchasing seed	18,378	67,048
Prepayments for purchasing package	630	163
Deposits for research and development fee	207	107
Others	807	4,299

	20,022	71,617

6.         INVENTORIES

As of September 30, 2022 and 2023, inventories are comprised of work in progress of RMB 2.1 million and RMB 13 million, respectively. No inventories have been pledged as collateral for bank loans as of September 30, 2022 and 2023.

	September 30,
	2022	2023
	RMB	RMB
Work in progress	2,106	13,039

7.          OTHER CURRENT ASSETS

	September 30,
	2022	2023
	RMB	RMB
Advances to staff for business use	680	1,756
Rental receivable	7,663	—
Receivable from third party (i)	1,300	9,823
Others	3,354	618

	12,997	12,197

Note (i) : As of September 30, 2023, receivable from third party mainly represents the borrowing of the third party from the Company.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

8.        LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	September 30,
	2022	2023
	RMB	RMB
Land use rights	16,564	16,781
Accumulated amortization	(4,468)	(3,219)
Impairment provision	(10,304)	(10,304)
Land use rights, net	1,792	3,258

The depreciation expenses for the years ended September 30, 2022 and 2023 were RMB331 and RMB95 respectively. The disposal of Beijing Origin led to decrease in Accumulated amortization.

9.           PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2022	2023
	RMB	RMB
Plant and building	143,808	100,478
Machinery and equipment	73,357	70,398
Furniture and office equipment	12,367	12,035
Motor vehicles	3,590	3,735
Accumulated depreciation	(76,196)	(57,257)
Accumulated impairment	(110,537)	(110,537)
Construction in progress	—	2,250
Plant and equipment, net	46,389	21,102

The depreciation expenses for the years ended September 30, 2022 and 2023 were RMB2.7 million and RMB 3.13 million respectively. The disposal of Beijing Origin led to decrease in Accumulated depreciation.

10.           LONG TERM INVESTMENTS

The Company owns 17.94% equity interest in Jilin Jinong Hi-tech Development Shares Co. Ltd. (“Jinong”) and accounted for the equity investment without readily determinable fair value (previously known as cost method investment) as of September 30, 2022 and 2023.

The Company owns 20% equity interest in Nianfeng Minfu (Beijing) Agricultural Science and Technology Development Co., Ltd. (“Nianfeng Minfu”)

The Company owns 48.27% equity interest in Beijing Origin which deconsolidated during fiscal year 2023 and changed to equity method investment.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

The Company recorded an impairment on cost method investment of RMB17.2 million and RMB 18.7 million on its equity investment without readily determinable fair value for the years ended September 30, 2022 and 2023, respectively.

	September 30,
	2022	2023
	RMB	RMB
Cost method investment	18,921	18,921
Equity investment(i)	—	66,448
Impairment on cost method investment	(17,231)	(18,721)
	1,690	66,648

Note (i) : It is represents that the cost method investment amounted RMB 37.66 million and fair value adjustment amounted RMB 28.79 million disclosed in Note 20.

11.         ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	September 30,
	2022	2023
	RMB	RMB
Technology rights for licensed seeds	75,899	72,748
Others	4,739	4,739
	80,638	77,487
Accumulated amortization	(73,092)	(73,877)
Impairment provision	(4,557)	(3,610)

Acquired intangible assets, net	2,989	—

Amortization expenses for the years ended September 30, 2022 and 2023 were RMB0.79 million, and RMB 0.79 million respectively. The Company incurred impairment of acquired intangible assets of RMB 2.2 million for the year ended September 30, 2023. Then the acquired intangible assets, net is zero as of September 30, 2023.

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights are amortized over an average usage period of 3 to 20 years and are charged to general and administrative expenses.

12.         LEASES

As of September 30, 2023, the Company’s operating lease right of use assets and operating lease liability are RMB580 and RMB821, respectively. The Company made the impairment of right of use assets of RMB-nil- and RMB-nil- for the years ended September 30, 2022 and 2023, respectively. The weighted-average remaining lease term is 1.8 years and the weighted-average discount rate is 4.9%.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

The following table summarizes the components of lease expense:

Year ending
September 30,
RMB
Operating lease cost	241
Short-term lease cost	—
Total	6

The following table summarizes supplemental information related to leases:

Year ended
September 30,
Cash paid for amounts included in the measurement of lease liabilities:	RMB
Operating cash flows from operating leases	—

As of September 30, 2023, the Company was obligated under the maturity of operating lease liabilities as follows:

Year ending September 30,	RMB
2024	178
2025	63
2026	—
2027	—
2028	—
Thereafter	—
241

13.       OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,
	2022	2023
	RMB	RMB
Payable for purchase of plant and equipment	5,789	1,000
	1,420.0	1,580
Salaries and bonus payable	4,908	7,626
Accrued interest	20,388	—
Other taxes payable	4,159	—
Deposits from others	4,689	—
Deferred government subsidies	887	363
Payable for penalty	12,734	—
Others (i)	9,958	7,376
	64,932	17,945

Note (i) : As of September 30, 2023, others mainly represents that the third party provide cash to fund the Company’s operations amounted RMB 7,376.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

14.         OTHER LONG-TERM LIABILITY

In fiscal year 2023, the Company didn’t receive government subsidies from the local PRC government for equipment projects. The non-current portion of such government subsidies are recorded as long-term liability, which will be amortized over the estimated useful lives related to the plant and equipment and land use right. The increase in deferred government subsidies was due to reclassification from other payable account.

15.         STOCK-BASED COMPENSATION

on April 14, 2021 the Company granted its employees options to purchase 160,000 ordinary shares at the price of US$13.99 (“Tranche 21”). On Jan 3, 2022 the Company granted its employees options to purchase 40,000 ordinary shares at the price of US$7.23. On May 22 2023, the Company granted its employees options to purchase 38,000 ordinary shares at the price of US$6.79.

All the options have an expiration date that is 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 5 years. 33,000 and -nil- options under the 2009 Plan, and 284,370 and 303,060 options under the 2014 Plan were outstanding as of September 30, 2022 and 2023 respectively.

All the option awards have an exercise price of US$5.19 to US$20.7 and expire 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 10 years.

For the options outstanding at September 30, 2022 and 2023, the weighted average remaining contractual lives are 0.26 and–nil- years, respectively.

The Company recorded share-based compensation expense for share options of RMB0.66 million and RMB 10.95 million and RMB1.04 million for the years ended September 30, 2021, 2022 and 2023 respectively. As of September 30, 2022 and 2023, there were RMB-nil- and RMB 0.17 million of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the 2014 Plan.

Under the term of the 2014 Plan, on March 1, 2018, June 1, 2018 and September 1, 2018 the Company granted total of 22,500 restricted shares to its management at an aggregate value of US$167,925, based on the stock closing price of US$8.6, US$7.2 and US$6.6 at March 1, 2018, June 1, 2018 and September 1, 2018, respectively. The vesting period of these shares was 1 year from the grant date, which is March 1, 2019, June 1, 2019 and September 1, 2019, respectively. The Company issued a total of 320,000 restricted shares to its management and employees during the year ended September 30, 2020. The Company recorded share-based compensation expense for restricted shares of RMB11.6 million, RMB -nil- and RMB -nil- for the years ended September 30, 2021, 2022 and 2023, respectively.

During the fiscal year ended September 30, 2020, we awarded an aggregate of 30,000 treasury stock shares to its employees and recorded share-based compensation expense of RMB1,595, and resulted in decrease RMB7,212 cost of treasury stocks.

During the fiscal year ended September 30, 2022, we awarded an aggregate of 14,386 treasury stock shares to its employees, and resulted in decrease RMB4,223 cost of treasury stocks. We didn’t award any treasury stock shares in the fiscal year ended September 30, 2023.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

A summary of the stock option activity under the 2009 and 2014 Plans is as follows:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	11	12	13	14	15	16	17	18	19	20	21	22	23	24
	January 4,	April 19,	May 16,	August 3,	January 3,	October 2,	December 22,	January 2,	March 1,	January 2,	January 2,	April 14,	January 3,	May 22,
Grant date	2016	2016	2016	2016	2017	2017	2017	2018	2018	2019	2020	2021	2022	2023

Outstanding as of September 30, 2020	13,500	60,000	20,000	20,000	18,000	2,500	8,800	29,000	20,000	36,000	38,000	—	—	—

Number of options granted	—	—	—	—	—	—	—	—	—	—	—	160,000	—	—
Options exercised	—	—	—	—	—	—	(1,000)	—	—	—	—	(20,930)	—	—
Options cancelled/expired	(1,000)	(60,000)	(20,000)	(20,000)	—	(2,500)	(6,000)	(10,000)	—	—	—	—	—	—
Outstanding as of September 30, 2021	12,500	—	—	—	18,000	—	1,800	19,000	20,000	36,000	38,000	139,070	—	—

Number of options granted	—	—	—	—	—	—	—	—	—	—	—	—	40,000	—
Options exercised	—	—	—	—	—	—	(1,000)	—	—	—	—	(15,510)	—	—
Options cancelled/expired	—	—	—	—	(4,000)	—	(800)	—	—	—	—	—	—	—
Outstanding as of September 30, 2022	12,500	—	—	—	14,000	—	—	19,000	20,000	36,000	38,000	123,560	40,000	—

Number of options granted	—	—	—	—	—	—	—	—	—	—	—	—	—	36,000
Options exercised	—	—	—	—	—	—	—	—	(5,497)	—	—	—	—	—
Options cancelled/expired	(12,500)	—	—	—	(14,000)	—	—	(19,000)	(10,503)	—	—	(14,860)	(2,000)	—
Outstanding as of September 30, 2023	—	—	—	—	—	—	—	—	4,000	36,000	38,000	108,700	38,000	36,000
Options vested and exercisable	—	—	—	—	—	—	—	—	—	—	—
At September 30, 2021	12,500	—	—	—	18,000	—	1,800	19,000	20,000	36,000	38,000	139,070	—	—
At September 30, 2022	12,500	—	—	—	14,000	—	—	19,000	20,000	36,000	38,000	123,560	40,000	—
At September 30, 2023	—	—	—	—	—	—	—	—	4,000	36,000	38,000	108,700	38,000	36,000
Weighted average fair value at the grant date (US$)	9.0	15.4	12.4	14.4	4.0	7.7	4.4	5.1	5.1	4.0	2.5	12.5	5.4	4.6

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	11	12	13	14	15	16	17	18	19	20	21	22	23	24
Exercise price (US$)	13.8	20.5	16.5	20.0	20.7	16.50	8.0	9.1	8.2	5.19	5.30	15.85	7.23	6.79
Average risk-free interest rate	1.73%	1.79%	1.75%	1.55%	1.94%	1.94%	2.26%	2.25%	2.58%	2.49%	1.67%	0.87%	1.37%	0.04%
Expected option life (year)	5	10	10	10	5	5	5	5	5	5	5	5	5	10
Volatility rate	80.72%	69.27%	69.92%	65.37%	63.87%	52.40%	63.16%	64.58%	68.19%	103.32%	52.62%	109.92%	100.95%	0.74%
Dividend yield	—	—	—	—	—	—	—	—	—	—	—	—	—	—

The aggregate intrinsic value as of September 30, 2023 and 2022 is US-nil- and US$319, respectively.

16.          SHARE CAPITAL

During the fiscal year ended September 30, 2021, we sold an aggregate of 219,440 shares of the Company’s common stock under an “at the market” arrangement, for gross proceeds of $2.62 million (RMB17.2 million).

During the fiscal year ended September 30, 2021, the employees exercised an aggregate of 21,930 shares of stock options. Cash received from options exercised for the years ended September 30, 2021 was–nil-.

During the fiscal year ended September 30, 2022, we sold an aggregate of 201,000 shares of the Company’s common stock under an “at the market” arrangement, for gross proceeds of $1.65 million (RMB11 million).

During the fiscal year ended September 30, 2022, the employees exercised an aggregate of 16,510 shares of stock options. Cash received from options exercised for the years ended September 30, 2022 was US$53,580 (RMB340,454).

During the fiscal year ended September 30, 2023, we sold an aggregate of 320,000 shares of the Company’s common stock under an “at the market” arrangement, for gross proceeds of $2.78 million (RMB 19.96 million).

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

During the fiscal year ended September 30, 2023, the employees exercised an aggregate of 11,000 shares of stock options. Cash received from options exercised for the years ended September 30, 2023 was US$ –nil-.

During the fiscal year ended September 30, 2023, there was capital contribution from NCI of US$1.46 million (RMB 10.48 million).

During the fiscal year ended September 30, 2023, there was cash dividend to NCI of US$27,856 (RMB 200,000).

17.       RENTAL INCOME

The Company has been renting its headquarters building and manage the property over the years. In May 2020, the Company entered into lease agreements with BC-TID. and leased the whole building of Beijing Origin located in Changping District, Beijing 102206, China from May 1, 2020 to April 30, 2040. The Company classify the lease as an operating lease and recognize rental income on a straight-line basis. Rental income amounted toRMB10.6 million, RMB10.6 million and RMB10.6 million for the years ended September 30, 2021, 2022 and 2023, respectively.

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

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2023, the management considered that the Company had no uncertain tax positions affected its consolidated financial position. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

The principal components of the deferred income tax assets are as follows:

	September 30,
	2022	2023
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	118,410	40,621
Impairment loss	36,567	35,119
Others	22,859	18,933

Non-current deferred income tax assets	177,836	94,673
Valuation allowances	(177,836)	(94,673)

Net non-current deferred income tax assets	—	—

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2022 and 2023.

A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended
	September 30,
	2021	2022	2023
	%	%	%
Statutory rate	25	25	25
Effect of preferential tax treatment	—	—	—
Change in valuation allowance	(25)	(25)	(25)
Over provision in prior year	—	(1)	—

Effective income tax rate	—	(1)	—

19.          INCOME/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year ended
	September 30,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net loss attributable to Origin Agritech Limited	(91,529)	(6,265)	55,332

Denominator:
Average common stock outstanding - basic and Diluted	5,617,424	5,773,094	6,546,153

Basic and Diluted Per Share Data:
Basic and diluted loss per share attributable to Origin Agritech Limited:	(16.29)	(1.09)	8.45

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

For the years ended September 30, 2021, 2022 and 2023, the effect of the outstanding options was anti-dilutive.

20.         Divestitures

In 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and the Company formed a new entity, of which 51% and 49% of equity interests would be owned by BC-TID and the Company, respectively. Beijing Origin contributed the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the new entity. As of September 30, 2022, BC-TID has invested a total of RMB137.7 million ($20.2 million) as part of the agreement. The deal documents have been completed by both Origin and BC-TID and have been approved by government officials. With the closing of this deal in August 2023, BC - TID and Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology) own 51% and 48.27% of Beijing Origin, respectively. Beijing Origin also has transferred all of its ownership of Xinjiang Originbo to Hainan Aoyu during fiscal 2023. The cash amount was used to repay the bank loan of the Company on the headquarters building and provide working capital. As part of the agreement, the Company transferred its seed business of Beijing Origin to Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology), which is the Company’s wholly owned entity in China.

For the transaction of Beijing Origin in August, 2023, the Company now owns less than 50% of Beijing Origin. To account for the consolidation and deconsolidation of a VIE subsidiary, the Company follows ASC 810 Consolidation accounting principles. ASC 810 provides a framework for the initial consolidation or deconsolidation of a variable interest entity. For the fiscal year ending September 30, 2023, the Company changed from consolidation of Beijing Origin to using equity method for investment.

In accordance with ASC 205-20, the disposal did not present a strategic shift and should not be reported discontinued operation as August 30, 2023.

The Company recognized a disposal gain of US$5.67 million(RMB40.74 million) as a result of the deconsolidating Beijing Origin and US$4.01 million(RMB28.79 million) of the gain is attributable to the 48.27% ownership interest retained in Beijing Origin, respectively , and such gain was recorded in “Other non-operating income (expense),net” in the consolidated statements of operations for the year ended December 31, 2023.

Year ended
September 30, 2023
RMB
Fair value of consideration received	—
Historical cost of remained investment	37,660
Carrying amount of Beijing’s net liabilities deconsolidated	378
Carrying amount of noncontrolling interest	2,703
Disposal gain of the deconsolidating Beijing Origin	40,741

Fair value of retained investment	66,448
Historical cost of remained investment	37,660
Gain is attributable to the 48.27% ownership interest retained in Beijing Origin	28,788

Gain on deconsolidated of subsidiary	69,529

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

21.         EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB1.69 million, RMB1.28 million and RMB 1.7 million for the years ended September 30, 2021, 2022 and 2023, respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, BioTech, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. No appropriation has been made for the years ended September 30, 2022, 2023. On the other hand, the amount set aside as of September 30, 2022 and 2023 were RMB15,133 and RMB15,133.

22.         COMMITMENTS AND CONTINGENCIES

Legal proceeding

In July, 2022, Origin Biotechnology entered into a supply agreement with Henan Yingdafeng Agricultural Development Limited (“Yingdafeng”) to supply 100,000 tonnes corn bulk commodities. Due to the impact of Covid-19 and quarantine policies in Xinjiang province, the products were not delivered as scheduled. Yingdafeng filed lawsuit and the local court in Neixiang County issued first legal judgement on August 16, 2023 that requires Origin to pay a total of RMB22 million to Yingdafeng.

After Origin appealed the decision from the local court in Neixiang County, the Intermediate People's Court of Nanyang City (a higher-level court over Neixiang County People’s Court) decided on December 14, 2023 to revoke the judgement of Neixiang Contry People’s Court. The case is now sent back to the People's Court of Neixiang County, Henan Province for retrial.

23.         OPERATING RISK

Concentrations of customers and risk

During the fiscal year 2023, our largest and second largest customers represented approximately 8% and 4% of total consolidated revenues.

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

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

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

24.         SUBSEQUENT EVENTS

There are no significant subsequent events.

25.        CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial statements of Origin Agritech Limited (the “parent company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the parent company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB45,457 and RMB45,457 as of September 30, 2022 and 2023, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEET

	September 30
	2022	2023	2023
	RMB	RMB	US$
ASSETS (LIABILITIES)
Current assets (liabilities)
Cash and cash equivalents	6,394	3,952	550
Other receivables	235	619	86
Due from inter-companies	216,571	237,923	33,138
Due to related parties	696	4,294	(237)
Total current assets (liabilities)	223,896	246,788	33,537
Investment in unconsolidated subsidiaries	(356,347)	(302,606)	(41,311)
Total assets (liabilities)	(132,451)	(55,818)	(7,774)

AND EQUITY
Total stockholders’ equity (deficit)	(133,872)	(57,398)	(7,994)

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year ended September 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Revenues	—	—	—	—
Operating expenses
General and administrative	(19,302)	(5,246)	(5,019)	(699)
Loss from operations	(19,302)	(5,246)	(5,019)	(699)
Equity method loss	(72,213)	(1,004)	60,354	8,406
Interest expense	(14)	(15)	(3)	—
Loss before income taxes	(91,529)	(6,265)	55,332	7,707
Income tax expense	—	—	—	—

Net loss	(91,529)	(6,265)	55,332	7,707
Other comprehensive loss
Foreign currency translation difference	(816)	447	(214)	(30)
Total comprehensive loss	(92,345)	(5,818)	55,118	7,677

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2021, 2022 and 2023

(In thousands, except number of share, per share data and unless otherwise stated)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended September 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Net cash provided by operating activities	—	(4,567)	(19,864)	(2,767)
Net cash provided by financing activities	(8,637)	1,614	17,636	2,456
Net increase in cash and cash equivalents	(8,637)	(2,953)	(2,228)	(311)
Cash and cash equivalents, beginning of year	18,353	8,900	6,394	891
Effect of exchange rate changes on cash and cash equivalents	(816)	447	(214)	(30)
Cash and cash equivalents, end of year	8,900	6,394	3,952	550

BASIS OF PRESENTATION

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.