Form 20-F
period 2024-09-30
Origin Agritech LTD
filed 2025-02-10
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

Origin R&D Center, Shuangbutou Village, Xushuang Road, Songzhuang Town, Tongzhou District. Beijing China 101119

(Address of principal executive offices)

Mr. Weibin Yan

Origin R&D Center, Shuangbutou Village, Xushuang Road, Songzhuang Town, Tongzhou District. Beijing China 101119

Tel: (86-10) 8958-6206

Fax: (86-10) 8958-6207

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2024) covered by the annual report: there were issued and outstanding 6,574,998 ordinary shares as of September 30, 2024, and 7,199,998 ordinary shares as of February 10, 2025.

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

☐  Yes ☒  No

ORIGIN AGRITECH LIMITED

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this Annual Report only:

●	“we,” “us,” “our company,” “our,” the “Company” and “Origin” refer to Origin Agritech Limited and an intermediate holding company, State Harvest Holdings Limited, both companies formed in the British Virgin Islands and the companies listed below that are indicated as formed in China, which are collectively described in this Annual Report as “our PRC Operating Companies.”

1.State Harvest Holdings Limited (“State Harvest”), a company formed in British Virgin Islands, which is a 100% equity owned company of Origin, as a holding company for our other direct and indirect subsidiaries in China, including:

2.Beijing Origin State Harvest Biotechnology Limited (“Origin Biotechnology”), a company formed in China, collectively for itself and its China formed subsidiaries listed below, all of which are, directly or indirectly, wholly or partly equity owned by State Harvest;

(i)	Hubei Aoyu Agricultural Technology Limited, (“Hubei Aoyu”) in Hubei province,
(ii)	Anhui Aoyu Zhongye Technology Ltd. (“Anhui Aoyu”) in Anhui province,
(iii)	Xuzhou Aoyu Agricultural Technology Ltd. (“Xuzhou Aoyu”) in Jiangsu province,
(iv)	Henan Aoyu Zhongye Limited (“Henan Aoyu”) in Henan province,
(v)	Shandong Aoruixinong Agricultural Technology Limited (Shandong Aoruixinong),
(vi)	Hainan Aoyu Biotechnology Limited (“Hainan Aoyu”) in Hainan province, and its subsidiaries Xinjiang Originbo Seed Limited (“Xinjiang Originbo”) and Beijing Origin Agriculture Limited (“Origin Agriculture”), newly formed in August 2024 in Beijing, and
(vii)	Henan Baodao Origin Agriculture and Animal Husbandry Co., Ltd (“Baodao Origin”) in Henan province, and its subsidiaries Shihezi Baodao Agriculture and Animal Husbandry Technology Co., Ltd (“Shihezi Baodao”) in Xinjiang;

3.OAL SMY Limited, a company formed in New Jersey, United States, is a 100% equity owned company of Origin and owns Beijing Aoyu Science Development Limited; and

4.Origin BioScience Limited, a company formed in the British Virgin Island.

●	“last year,” “fiscal year 2024,” “the year ended September 30, 2024” and “the fiscal year ended September 30, 2024” refer to the twelve months ended September 30, 2024, which is the period covered by this Annual Report;
●	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate;
●	“China” or “PRC” refers to the mainland of People’s Republic of China;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and
●	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares.

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

Origin Agritech Limited

Structure Chart

Due to PRC legal restrictions on foreign ownership in certain food development and production and companies that engage in the research and development of genetically modified seed products, and their related businesses, we do not have full equity ownership of those parts of our business. Instead, we rely on contractual arrangements among our PRC subsidiaries and their nominee shareholders to control the portion of the business operations not owned by means of the VIE arrangements. These VIE contractual agreements enable us, we believe, to (i) exercise contractual control over the VIE, (ii) receive the economic benefits of the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we consolidate the financial results of the VIE in our financial statements under U.S. GAAP. Investors in our ordinary shares are purchasing an equity interest in a British Virgin Islands holding company, which in turn has equity interests in some of its subsidiaries in China and a contractual arrangements with owners of the VIEs through another entity.

We and the VIEs face various legal and operational risks and uncertainties related to doing business in China. Origin and the VIEs are subject to complex and evolving PRC laws and regulations as a result. For example, we and the VIEs face risks associated with regulatory approvals of offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of the ordinary shares of the parent holding company, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. Additionally, these concerns may limit the ability to maintain the listing of our ordinary shares on a securities exchange in the United States and in other capital markets.

Our corporate structure is subject to risks associated with the contractual arrangements with the VIEs and the parties to those contractual arrangements. Investors in the BVI holding company may never have a direct ownership interest in the part of the business that is conducted by the VIEs. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIEs could be subject to severe penalties or be forced to relinquish our interests in those parts of the operations. This would result in the VIE being deconsolidated for financial statement purposes. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the ordinary shares being diminished or even becoming worthless. Our holding company, our PRC subsidiaries and the VIEs, and investors of our ordinary shares face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

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

With the trend of strengthening anti-monopoly supervision around the world, the PRC government has issued a series of anti-monopoly laws and regulations since 2021, paying more attention to corporate compliance. On February 7, 2021, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guidelines for Anti-monopoly in the field of Platform Economy. On November 15, 2021, the State Administration for Market Regulation of the PRC promulgated the Guidelines for the Overseas Anti-monopoly Compliance of Enterprises. We believe that these regulations currently have little impact on us, but we cannot guarantee that regulators will agree with us or that these regulations will not affect our business operations in the future. These measures are part of an overall legal and regulatory system to regulate the China securities market based on the comprehensive PRC Securities Law that was enacted in 1998, as amended.

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

Since these regulatory actions are relatively complex, it is uncertain how legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated thereunder, or the overall potential impact such modified or new laws and regulations will have on our daily business operation, or our ability to accept foreign investments and listing on a U.S. or other foreign exchange. PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

Our financial statements contained in this annual report have been audited by Enrome LLP, an independent registered public accounting firm that is headquartered in Singapore. It is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Therefore, we believe, Article 177 of the PRC Securities Law, which became effective in March 2020, should not apply to us. That law provides that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. The United States Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. The SEC has adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB has issued a report notifying the Securities and Exchange Commission of its determination that it is currently unable to inspect accounting firms headquartered in mainland China or Hong Kong. Further, the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before securities may be prohibited from trading or be delisted. Currently, we do not believe that we are subject to the various laws mentioned above, and we do not believe our ordinary shares will be delisted from NASDAQ because of these laws.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA.

On December 29, 2022, the President signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission - Identified Issuer before the Commission must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, once an issuer is identified as a Commission - Identified Issuer for two consecutive years, the Commission is required under the HCFAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over - the - counter market. We do not believe we are subject to these restrictions at this time.

Internal Cash Transfers and Dividends

Cash is transferred through our organization in the following manner:

●Origin, a holding company and the British Virgin Islands entity that is listed on a national stock exchange in the U.S., through State Harvest, a British Virgin Islands holding company and wholly owned subsidiary of Origin, controls several direct and indirect subsidiaries and has VIEs. State Harvest owns Origin Biotechnology, which in turn has a controlling equity interest in each of several other companies. State Harvest also has VIE arrangement with Hainan Aoyu and Baodao Origin. Hainan Aoyu has controlling interests in Xinjiang Origin and Origin Agriculture. Baodao Origin has controlling interests in Shihezi Baodao.
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

VIE Structure Evaluation

The consignment agreement, or VIE, structure that we have, provides contractual opportunity for foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. For example, foreign ownership in food production and GMO seed related businesses is subject to significant regulations in China. For accounting purposes, we receive the economic benefits of Hainan Aoyu and its subsidiaries, and Baodao Origin and its subsidiary, in part, through certain contractual arrangements. Such contractual arrangements enable us to consolidate the financial results of the VIE and its respective subsidiaries in our consolidated financial statements under US Generally Accepted Accounting Principles, or GAAP, which VIE structure involves unique risks to investors. Our ordinary shares are shares of Origin, the holding company in the British Virgin Islands, instead of shares of our PRC subsidiaries or the VIEs or their respective subsidiaries in China. As of the date of this report, the contractual arrangements have not been tested in court in either the PRC or the United States. Neither the investors in the holding company nor the Company have an full equity ownership in, direct foreign investment in, or control as effective as equity ownership of, the VIEs.

Because we do not directly hold all the equity interests of the VIEs or their respective subsidiaries, we and the VIEs are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, the validity and enforcement of the contractual arrangements and uncertainties about any future actions of the PRC government resulting in disallowing the VIE structure. The loss of our operations conducted under the contractual arrangements would likely result in a material change in our operations, and the value of our ordinary shares may depreciate significantly or become worthless.

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

Based on its evaluation of the above factors and judgments, as of September 30, 2022, 2023 and 2024, the Company consolidated any VIEs in which it was the primary beneficiary.

Risks Associated with VIE Structure

We discuss the risks of being a BVI holding company with operations only in the PRC in greater detail In Item 3, subpart D, to the Annual Report on Form 20-F, for the fiscal year ended September 30, 2024.

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

(3) Primary Beneficiary of VIE: State Harvest Holdings Limited (PRC); and

(4) VIE and VIE subsidiaries : Hainan Aoyu Biotechnology Limited (PRC) and Xinjiang Originbo Seed Limited (PRC) and Origin Agriculure (PRC); Baodao Origin (PRC) and Shihezi Baodao (PRC).

Selected Condensed Consolidated Balance Sheets Data

In RMB’000

	As of September 30, 2024
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Intercompany receivables (1)	233,294	116,133	—	—	(349,427)	—
Total current assets	239,440	152,707	—	57,028	(349,427)	99,748
Investments in subsidiaries (2)	—	3,322	—	144,541	(147,863)	—
Benefits through VIEs and VIE’s subsidiaries (2)			233,520		(233,520)	—
Working capital (deficit)	219,342	68,769	(210,192)	(162,454)	—	(84,535)
Total Assets	239,440	156,244	233,520	233,040	(730,682)	131,562
Intercompany payables (1)	—	—	210,176	139,251	(349,427)	—

	As of September 30, 2023
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Intercompany receivables (1)	237,923	119,300	—	—	(357,223)	—
Total current assets	246,788	181,944	—	70,273	(357,223)	141,782
Investments in subsidiaries (2)	—	11,386	—	130,541	(141,927)	—
Benefits through VIEs and VIE’s subsidiaries (2)	—	—	233,520	—	(233,520)	—
Working capital (deficit)	239,913	(38,630)	(215,363)	(157,599)	—	(171,679)
Total Assets	246,788	241,062	233,520	220,777	(703,641)	238,506
Intercompany payables (1)	—	—	215,347	141,876	(357,223)	—

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended September 30, 2024
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Third-party revenues	—	31,025	—	82,356	—	113,381
Intra- group revenues	—	4,380			(4,380)	—
Total revenue	—	35,405	—	82,356	(4,380)	113,381
Third-party costs of Revenue	—	(24,137)	—	(73,177)	—	(97,314)
Intra- group costs of Revenue	—	(4,380)	—	—	4,380	—
Total costs of Revenue	—	(28,517)	—	(73,177)	4,380	(97,314)
Total Operating expenses	(16,272)	(27,692)	—	(11,907)	3,205	(52,666)
Loss from subsidiaries and VIE	(30,674)		(30,674)	—	61,348	—
Income (loss) from non-operations	—	(8,255)	—	1,174	62,419	55,338
Income (loss) before income tax expenses	(46,946)	(29,059)	(30,674)	(1,554)	126,972	18,739
Less: income tax expenses	—	(61)	—	—	—	(61)
Net income	(46,946)	(29,120)	(30,674)	(1,554)	126,972	18,678
Less: net loss attributable to non-controlling interests				(2,034)		(2,034)
Net Income (loss) attributable to Origin Agritech Limited’s shareholders	(46,946)	(29,120)	(30,674)	480	126,972	20,712

	For the Year Ended September 30, 2023
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Third-party revenues	—	39,696	—	53,611	—	93,307
Intra- group revenues	—	18,574	—	—	(18,574)	—
Total revenue	—	58,270	—	53,611	(18,574)	93,307
Third-party costs of Revenue	—	(30,208)	—	(45,876)	24	(76,060)
Intra- group costs of Revenue	—	(18,574)	—	—	18,574	—
Total costs of Revenue	—	(48,782)	—	(45,876)	18,598	(76,060)
Total Operating expenses	(5,022)	(20,448)	—	(7,568)	800	(32,238)
Income from subsidiaries and VIE	39,458	—	39,458	—	(78,916)	—
Income (loss) from non-operations	—	(39,394)	—	89,807	27,409	77,822
Income before income tax expenses	34,436	(50,354)	39,458	89,974	(50,683)	62,831
Less: income tax expenses	—	(162)	—	—	—	(162)
Net income (loss)	34,436	(50,516)	39,458	89,974	(50,683)	62,669
Less: net income attributable to non-controlling interests	—	—	—	7,337	—	7,337
Net income (loss) attributable to Origin Agritech Limited’s shareholders	34,436	(50,516)	39,458	82,637	(50,683)	55,332

	For the Year Ended September 30, 2022
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Third-party revenues	—	45,000	—	7,580	—	52,580
Intra- group revenues	—	2,584	—	3,224	(5,808)	—
Total revenue	—	47,584	—	10,804	(5,808)	52,580
Third-party costs of Revenue	—	(31,591)	—	(4,795)	—	(36,386)
Intra- group costs of Revenue	—	(2,584)	—	(3,224)	5,808	—
Total costs of Revenue	—	(34,175)	—	(8,019)	5,808	(36,386)
Total Operating expenses	(5,261)	(17,000)	—	(10,345)	3,516	(29,090)
Income from subsidiaries and VIE	6,316	—	—	6,316	(12,632)	—
Income (loss) from non-operations	—	(57,603)	—	75,056	(2,246)	15,207
Income before income tax expenses	1,055	(61,194)	6,316	67,496	(11,362)	2,311
Less: income tax benefit	—	14	—	—	—	14
Net income (loss)	1,055	(61,180)	6,316	67,496	(11,362)	2,325
Less: net income attributable to non-controlling interests	—	—	—	8,590	—	8,590
Net income (loss) attributable to Origin Agritech Limited’s shareholders	1,055	(61,180)	6,316	58,906	(11,362)	(6,265)

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended September 30, 2024
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Total cash provided by (used in) operating activities	(20,945)	163	—	5,751	—	(15,031)
Total cash used in investing activities	—	—	—	(4,972)	—	(4,972)
Total cash provided by (used in) financing activities	20,023	(14,019)	—	(1,506)	—	4,498
Effect of exchange rate changes	172	—	—	—	—	172
Restricted cash	—	—	—	—	—	—
Net decrease in cash, cash equivalents and restricted cash	(750)	(13,856)	—	(727)	—	(15,333)

	For the Year Ended September 30, 2023
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Total cash provided by (used in) operating activities	(19,864)	2,717	—	11,691	—	(5,456)
Total cash used in investing activities	—	(2,312)	—	(8,912)	—	(11,224)
Total cash provided by (used in) financing activities	17,636	6,884	—	(1,587)	—	22,933
Effect of exchange rate changes	(214)	—	—	—	—	(214)
Restricted cash	—	—	—	—	—	—
Net increase (decrease) in cash, cash equivalents and restricted cash	(2,442)	7,289	—	1,192	—	6,039

	For the Year Ended September 30, 2022
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	adjustments	Total
Total cash provided by (used in) operating activities	(4,567)	(2,661)	—	10,519	—	3,291
Total cash used in investing activities	—	(480)	—	(622)	—	(1,102)
Total cash provided by (used in) financing activities	1,614	7,306	—	(9,252)	—	(332)
Effect of exchange rate changes	447	—	—	—	—	447
Restricted cash	—	—	—	14	—	14
Net increase (decrease) in cash, cash equivalents and restricted cash	(2,506)	4,165	—	659	—	2,318

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

Our summary consolidated statements of operations and comprehensive income data for the fiscal years ended September 30, 2022, 2023 and 2024, and our summary consolidated balance sheet data as of September 30, 2023 and 2024, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	2022	2023	2024	2024
	RMB’000	RMB’000	RMB’000	US$’000
Revenues	52,580	93,307	113,381	16,180
Cost of revenues	(36,386)	(76,060)	(97,314)	(13,887)
Gross profit	16,194	17,247	16,067	2,293
Operating expenses
Selling and marketing	(7,335)	(8,359)	(6,286)	(897)
General and administrative	(14,321)	(14,228)	(35,979)	(5,134)
Research and development	(7,434)	(7,447)	(10,126)	(1,445)
Impairment of assets	—	(2,204)	(275)	(39)
Total operating expenses, net	(29,090)	(32,238)	(52,666)	(7,515)
Loss from operations	(12,896)	(14,991)	(36,599)	(5,222)
Interest income, net	(8,228)	(982)	(1,512)	(216)
Impairment of long-term investment	(2,906)	(1,490)	(200)	(29)
Rental income	10,603	10,603	—	—
Other non-operating income, net	15,738	69,691	57,050	8,141
Income before income taxes	2,311	62,831	18,739	2,674
Income tax (expense) benefits, Current	14	(162)	(61)	(9)
Net income	2,325	62,669	18,678	2,665
Less: Net (loss) income attributable to non-controlling interests	8,590	7,337	(2,034)	(290)
Net Income (loss) attributable to Origin Agritech Limited	(6,265)	55,332	20,712	2,955
Other comprehensive loss
Net Income	2,325	62,669	18,678	2,665
Foreign currency translation difference	447	(214)	172	25
Comprehensive income	2,772	62,455	18,850	2,690
Less: Comprehensive (loss) income attributable to non-controlling interests	8,590	7,337	(2,034)	(290)
Comprehensive inocme (loss) attributable to Origin Agritech Limited	(5,818)	55,118	20,884	2,980
Basic and diluted net income (loss) per share (note 19)
Continuing operations	(1.09)	8.45	3.21	0.46
Basic and diluted net income (loss) per share attributable to Origin Agritech Limited (note 19)	(1.09)	8.43	3.20	0.46
Shares used in computing earnings per share:
Shares used in calculating basic and diluted net income (loss) per share*	5,773,094	6,546,153	6,459,189	6,459,189
Diluted*	5,773,094	6,562,278	6,465,370	6,465,370

	September 30,	September 30,	September 30,
	2023	2024	2024
	RMB’000	RMB’000	US$’000
Consolidated balance sheet data:
Cash and cash equivalents	23,708	8,375	1,195
Current working capital deficit (2)	(171,679)	(84,535)	(12,065)
Total assets	238,506	131,562	18,775
Total current liabilities	313,461	184,283	26,299
Total liabilities	319,766	190,161	27,138
Non-controlling interests	(23,862)	(27,308)	(3,897)
Total Origin Agritech Limited shareholders’ deficit	(57,398)	(31,291)	(4,466)
(1)	Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the fiscal year ended September 30, 2024, and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2024, of RMB 7.0074 to US$1.00. Such translation amounts should not be construed as a representation that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.
(2)	Current working capital deficit is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the statistics of the State Administration of Foreign Exchange. The consolidated financial statements are presented in Renminbi, which is our reporting currency. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2024, of RMB 7.0074 to US$1.00. Unless otherwise noted, for the years ended September 30, 2022, 2023 and 2024, all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB 7.0998, RMB 7.1798 and 7.0074 per US $1.00, respectively, which were the prevailing year or period end closing rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

	Average (1)	High	Low	Period-end
2020	6.9969	7.1316	6.7591	6.8101
2021	6.5059	6.7796	6.3572	6.4854
2022	6.7324	6.7620	6.6863	6.7437
2023	7.0467	7.2157	7.1265	7.1305
2024	7.1217	7.1996	7.0106	7.1884
July 2024	7.1316	7.1364	7.1265	7.1346
August 2024	7.1342	7.1479	7.1124	7.1124
September 2024	7.0790	7.1214	7.0074	7.0074
October 2024	7.1058	7.1390	7.0568	7.1250
November 2024	7.1729	7.1992	7.0993	7.1877
December 2024	7.1887	7.1993	7.1843	7.1884
(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the month.

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

●	We operate a portion of our businesses through a VIE structure, which means investors ultimately may be found not to own a part of our business. There are many risks associated with a VIE structure, which are explained at length herein.
●	Aspects of our business are conducted under technical service agreements and other contractual arrangements, which may not provide the business results and assurances we expect from our contract partners.
●	Our auditor has issued their opinion with a going concern qualification. We expect to need working capital from time to time in the future; we have no assured means of raising capital.
●	We need to continue to develop new seed traits to maintain our biotech pipeline of products. If we do not develop new products and keep up with industry trends, our business will experience setbacks.
●	Although we believe there is a significant, encouraging change in the regulatory approach to GMO seed products in the PRC, these changes are recent, and there still is uncertainty about full government acceptance and consumer acceptance of GMO seed products.
●	Development of aspects of our business is through joint ventures. Therefore, we rely on others to help us develop our business; we may not be able to maintain these relationships or control our business partners cooperation.
●	We face competition from many sources, including traditional seed products and international competition in the GM seed market.
●	To maintain our product integrity, we must protect our intellectual property rights and the quality of our products in the market place.
●	We operating in a regulated industry, therefore if we do not comply with the different applicable laws and regulations, our business may be impaired and we may suffer economic disruption and penalties.
●	As a foreign private issuer, you may not be able to enforce rights common to investors in companies based in or founded in the United States. Also, under SEC and Nasdaq rules, we do not have to provide in our reports certain corporate governance information and provide investor protections at the level of a United States based reporting company.
●	The trading of our ordinary shares on Nasdaq is inconsistent. You may not be able to effect transactions in your shares at a posted price or in the quantity you desire.

Risks relating to our business

We currently use regional joint venture companies for our seed distribution business; These companies may not be able to perform as we expected.

We have regional joint venture companies for our seed distribution business. The Company has stock positions of 51% or 50% in these joint ventures. Most of the joint venture partners were the Company’s regional distributors in the past. As this is a different business model for the Company and our joint venture partners are engaging with the Company differently than before, no assurance can be given that the joint ventures will perform as well as we expect, which could impact the overall performance of the Company. Because these are separate companies, we may not be able to control their distribution methods for our seed products, with the consequence that our sales may not be as expected.

If we do not manage our ongoing operations successfully, our growth and chances for profitability will be hindered or impeded.

Our Company engages in corn seed research and development, deploying our biotechnology assets. These activities are conducted through a VIE. We plan to continue our seed research and development activities, with a view to licensing our seed traits and seed germplasm characteristics and performing contract research and development services. Our business continues to require substantial investment, human resources and on our cash assets. Our current resources are not likely to fully support our longer term planned operations and expansion.

Our independent auditors have issued their reports with a going concern statement.

The reports on our financial statements for the fiscal years ended September 30, 2022, 2023 and 2024, included in this Annual Report on Form 20-F, contain a going concern statement. During fiscal years 2022, 2023 and 2024, we raised capital through the sale of our ordinary shares under an at-the-market arrangement, a self-sell registered transaction and a private placement. Notwithstanding this additional capital, based on our financial resources and our planned operations, we will need to obtain a capital to continue our business as planned, for which we do not have any long term arrangements, and/or generate increased revenue from operations to cover our expenses, of which we cannot be certain. If we are unable to fund our operations, we may have to curtail substantial parts of our business operations or cease our business operations. Investors should evaluate their investment in the Company based on these financial uncertainties.

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

Genetically modified seed products are controversial; thus genetic modification has not yet been accepted in many countries throughout the world. The Chinese government has only recently begun to issue GM crop safety certificates for eventual commercial cultivation of GM seeds. The Chinese government is encouraging food independence as a country, and we believe that it will increasingly favor GM food products as these products provide better yield and can accommodate climatic changes. Consumer reaction to GM products is also becoming a factor in the overall approval process and the ability of companies, such as ours, to sell or license our GM products. Food related GM products have had limited approvals in China, and Chinese consumers continue to be reluctant to embrace GM food products and food using GM products in production. The relative novelty and the potential uncertainty in the government regulation of genetic technology and ultimate consumer acceptance will have an effect on our business development strategy and research activities and may cause us to re-evaluate our development programs for developing new seeds.

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

All levels of the seed development, marketing and distribution business is competitive throughout the world, dominated by a limited number of companies. Increasingly, foreign seed producers are entering the China market with their seed products. In addition to international competitors, we also face China based competition from many seed producers who deploy both traditional seed development methods and more advanced technologically oriented seed producers. Pricing of seed products, which favor the less expensive traditional seeds, is also an issue for those producers of technologically advanced seeds and GM seeds, such as us. To the extent we are uncompetitive, our business will be adversely affected and our financial results negatively impacted.

The global competition in biotechnology will affect our business.

We believe we are a leader in corn seed biotechnology in China since we have been conducting our proprietary biotechnology research program for many years and have an internal biotech research center. However, as multinational corporations engaged in the crop seed business expand into the agricultural market in China, we anticipate that they will have a greater portfolio of seed products and more advanced seed technologies than us. Major multinational competitors have a long history in the research and commercialization of their products, sophisticated marketing capabilities, and strong intellectual property estates, all of which may give them competitive advantage over us. Any of these competitive advantages could cause our existing or future products to become less competitive or outdated, and adversely affect our product acceptance in the market place and our results of operations.

We face significant international competition in the GM seed market and the competition may affect our overall sales.

The GM seed market outside China is highly competitive, dominated by a limited number of major, multi-national companies. Compared to us, these companies have greater experience of the GM market and substantially greater resources in the research and development of plant biotechnology. These companies also have substantial production facilities for crop seeds. In addition, they have established market presence, have obtained significant patent protection for their seeds, and have built up their brand reputation and distribution networks globally. For example, in the United States, Monsanto (Bayer) and Corteva Agriscience, dominate the GM corn seed market with an estimated 70% of that market. These companies’ extensive GM portfolio of seeds and their success in developing new traits in the seeds could render our existing products less competitive within the China markets, resulting in reduced sales and licensing opportunities compared to our expectations.

A reversion in the Chinese government’s policy of favoring state owned enterprises, including seed companies, at the expanse of privately owned companies may disadvantage our competitive position in the industry.

In China, state owned enterprises including state owned seed companies typically enjoy preferential policy treatments such as more favorable access to capital, tax breaks and subsidies at various levels of government. These treatments have created barriers of entry protecting state companies at the expense of private ones, both domestic and international. Despite the reform of the Chinese seed industry implemented in the 2008 time frame and the anticipated market-driven industry consolidation going forward, any reversion in the Chinese government’s policy to protect state owned seed companies may again pose competitive challenges to non-state owned companies such as Origin.

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

Although the PRC seed law made significant improvements in plant variety protection and germplasm IP protection, intellectual property protection is still a developing legal sector in China. Implementation of PRC intellectual property-related laws has historically been lacking and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as they are in the United States or other countries, which increases the risk that we may not be able to adequately protect our intellectual property. The increase in counterfeiting seed products in the market, we believe, is also affecting the sales of our products.

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

The PRC has many regulations relating to the seed business and internet sales business. These laws and regulations have undergone substantial changes in recent years, resulting in substantially greater regulation and rules that we must adapt to and follow. Seed products must be licensed and undergo a stringent review process before they may be sold in the PRC. Environmental regulation in the future may be potentially concerned with the development, growing and use of GM seed products. Seed development companies also have requirements for their facilities, personnel and investment. The internet sales business has evolving operating, consumer protection and privacy regulations. We believe we currently have all the necessary licenses for our businesses, and that we are in compliance with the other applicable laws and regulations. If we are not in compliance, we may be fined or lose the ability to sell a particular seed or operate our business altogether. If the fines are substantial or if our ability to sell or operate is withdrawn, this will result in additional costs or the loss of revenues and could prevent us from continuing as an operating business.

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

We are incorporated in the British Virgin Islands and our PRC operating subsidiaries are formed under PRC law. Substantially all of our assets are located in the PRC. In addition, many of our directors and executive officers reside within the PRC, and substantially all of the assets of these persons are located within the PRC. It may not be possible to affect service of process within the United States or elsewhere outside the PRC upon our directors, or executive officers and experts, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments from a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against our assets and our subsidiaries, our directors and executive officers and experts only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages. Notwithstanding the foregoing, for a non-resident person of China to bring such an action may be difficult and expensive, with no or little chance of being able to pursue an action to conclusion. Investors should consider the foregoing limitations when making a decision to invest or retain an investment in the Company.

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

Based on our understanding and current assessment, we believe that we were not a PFIC for the taxable year 2024. However, there can be no assurance that we will not be a PFIC for the taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for a taxable year if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that produce, or are held for the production of, passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations. While we will continue to examine our PFIC status, we cannot assure you that we will not be a PFIC for any future taxable year.

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

The Nasdaq Marketplace Rules permit foreign private issuers to elect not to be governed by all the corporate governance rules of Nasdaq. We have elected to avail ourselves of the exemptions provided by Nasdaq, and we have elected to be governed by only the British Virgin Island laws and the terms of our memorandum and articles, which for example do not require us to hold an annual meeting each year. Consequently, investors may not have the ability to express their opinion on our business and the actions of directors through the voting process for directors. In other respects, we do follow the Nasdaq Marketplace Rules, such as having a nominations and compensation committee, but these are voluntary and may be eliminated at any time.

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

Although our independent registered public accounting firm is located in and operates from Singapore, investors should be aware that public accounting firms operating only in the China market are not permitted to be subject to inspection by the Public Company Accounting Oversight Board of the United States, and as such, investors in companies with only a China based accounting firm may be deprived of the benefits of such inspection.

Independent registered public accounting firms, such as Enrome, the firm we use, that issue the audit reports included in our annual reports filed with the SEC, are required by the laws of the United States to undergo regular inspections by the Public Company Accounting Oversight Board (“PCAOB”) to assess compliance with the laws of the United States and professional standards.

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

On December 29, 2022, the President signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission - Identified Issuer before the Commission must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, once an issuer is identified as a Commission - Identified Issuer for two consecutive years, the Commission is required under the HCFAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over - the - counter market.

On May 30, 2024, the Company engaged Enrome LLP as its independent registered public accounting firm. The firm is registered with the PCAOB and operates in Singapore, and is subject to PCAOB rules regarding periodic inspection.

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

Under PRC law, foreign entities are not currently permitted to own more than 49% of seed production companies. As a result, Some of the Origin PRC subsidiaries are owned through stock consignment agreements. In order to address those restrictions, Origin the holding company, a non-Chinese entity that cannot directly own all the shares of certain of our PRC operating subsidiaries, believes it holds the right to control such shares in all respects, including voting, dividends, nomination of directors, and corporate management, through stock consignment agreements executed by the owners of that portion of the stock of these companies. In addition, if we engage in the research, production and sale of genetically modified seed products, then foreign entities are not currently permitted to own any portion of the seed production company, therefore we have to carefully structure our company.

There is the risk, however, that a consigning shareholder will not fulfill its obligations under the stock consignment agreement. In that event, we may need to resort to the PRC courts to have our rights under the applicable agreement enforced. Such enforcement will cause us to incur legal expenses. In addition, while a case is pending there will be uncertainty regarding our rights as to the PRC operating subsidiaries involved as VIEs. A PRC court may decide not to enforce the agreements in whole or in part. To the extent these agreements are neither observed nor enforced as intended, the PRC operating subsidiaries will not be controlled by us as intended, which will affect our enterprise value and restrict our ability to obtain the income and other rights of ownership associated with the consigned stock. It may also prevent the consolidation of our financial statements with the PRC operating subsidiaries, which would reduce the reported earnings of the consolidated companies. The uncertainty of ownership may also adversely affect the market value of our ordinary shares.

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

The stock consignment agreements relating to our control of the stock of two of our PRC operating subsidiaries, Hainan Aoyu and Baodao Origin, may be terminated after three years upon mutual agreement between us and the consignees. One of the PRC consignees, Mr. Han, also serves as an officer and director of the Company.

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

Foreign ownership in entities that directly and indirectly provide food and GMO seed products and their related businesses is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership may not exceed 49%.

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

In the opinion of our PRC legal counsel, when the overall structure was developed in 2004, (i) the ownership structures of the VIE in China were not then in violation of mandatory provisions of applicable PRC laws and regulations; and (ii) the agreements under the contractual arrangements among the VIE and its shareholders governed by PRC law are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we understand that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations that may be applicable to the VIE. Thus, the PRC government may ultimately find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

We have to rely on the contractual arrangements with the VIE and its shareholders to operate the business in areas where foreign ownership is restricted. Currently, this is the seed development and distribution operations of the business. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner, or taking other actions that are detrimental to our interests, notwithstanding their contractual obligations.

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

Apart from our capital funding, we may rely on dividends and other distributions from our wholly and partly owned subsidiaries and the VIEs to upstream legally available funds for operational costs and any distributions that might be made by the BVI holding company to investors.

We are a BVI holding company with wholly and partly owned subsidiaries and VIEs in the PRC. To the extent that the PRC located companies are profitable and have legally distributable funds, we could ultimately receive those funds in the BVI holding company, which then would be available for distribution to investors. Subject to being profitable and statutory reserves that must be maintained and social payment funding, if the operating companies in the PRC incur debt on their own behalf, they may be limited by these debt obligations in their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our PRC operating companies and the VIEs currently have in place in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

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

Any limitation on the ability of our PRC located companies and a VIE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

In 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and the Company formed a new entity, of which 51% and 49% of equity interests would be owned by BC-TID and the Company, respectively. Beijing Origin contributed the headquarters building in Beijing to the new entity. BC-TID invested a total of RMB137.7 million ($20.2 million) as part of the agreement. The transactionhas been completed by both Origin and BC-TID and has been approved by the required government officials. With the closing of this transaction in August 2023, BC - TID and Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology) own 51% and 47% of Beijing Origin, respectively. Beijing Origin also transferred all of its ownership of Xinjiang Originbo to Hainan Aoyu during fiscal 2023. The cash amount was used to repay the bank loan of the Company on the headquarters building and provide working capital. As part of the agreement, the Company transferred its seed business of Beijing Origin to Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology) and Hainan Aoyu Biotechnology Limited(Hainan Aoyu), of which the former is the Company’s wholly owned entity in China and latter is the Company’s VIE in China that is registered in 2022 in Hainan Province.

Hainan Aoyu is located in the tropical region of China. Having a subsidiary and operations in Hainan allows us to conduct research during the winter period. State Harvest holds 100% ownership of Hainan Aoyu through a VIE arrangement. Also in 2022 we founded a US subsidiary OAL SMY Limited in New Jersey, which has conducted limited operations and has a wholly owned subsidiary, Beijing Aoyu Science Development Limited, formed in Beijing, China, in 2022.

In 2023, we entered into regional joint venture for corn supply chain and Nutrition Enhanced Corn (NEC) grow - by - contract business. The joint venture is Baodao Origin in Henan province. Origin indirectly holds 51% of the joint venture and the remaining equity interest is held by a feed process enterprise.

Our principal executive offices are located at Origin R&D Center, Shuangbutou Village, Xushuang Road, Songzhuang Town, Tongzhou District. Beijing China 101119, and our telephone number is (86-10) 8958-6206.

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

Recently, the Ministry of Agriculture has taken a number of steps to encourage the GMO industry. Of primary importance is that passage of a new law with regard to hybrid seed approvals. As a result of the law change, three new corn traits have received biosafety certificate approvals in December of 2021. Overall, the renewed government activity with regards to GM biosafety certificate approvals is very positive after a decades-long pause in biosafety certificates approvals. Also, in December 2021, the Ministry of Agriculture published GMO corn and soybean variety approval procedures and standards which cleared the last regulatory obstruction in China. In June 2022, the Chinese National Crop Variety Approval Committee released two standards that should clear the path for cultivating genetically modified (GM) crops in the country. These are a “safety certificate” and a “variety approval” before crops can be commercially cultivated. Of particular importance is the “variety approval.” The Company believes that since variety approval hurdle has been cleared, commercialization of genetically modified crops in China is a real possibility.

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

We currently have eleven Chinese patents registered with the State Intellectual Property Office (“SIPO”), We also have some patents registered with similar government offices in various countries, also related to our seed products, including one in each in the United States, Brazil and Argentina.

In addition, we currently have twenty-three Chinese trademarks registered with the Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”).

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

In terms of insect - resistant and herbicide - tolerant transgenic corn, BFL4 - 2, an insect - resistant and herbicide - tolerant transgenic corn developed in cooperation with the Chinese Academy of Agricultural Sciences, it has recently obtained a safety certificate. At the same time, Origin has integrated the insect - resistant and herbicide - tolerant corn inbred line and completed seed production in Sanya, Hainan in the winter of 2022. In May 2023, it participated in the production experiment of the approved new insect - resistant and herbicide - tolerant transgenic corn varieties organized by the Ministry of Agriculture and Rural Affairs. It is expected the Company will obtain the approval certificates of new transgenic corn varieties in 2025, and introduce these products into market in 2025.

At the same time, DBN9953 and three other events developed in cooperation with Dabeinong Biotechnology Co., Ltd. continue to integrate the traits of insect resistance and herbicide tolerance of the three events into corn inbred lines of Origin by using backcross breeding technology and molecular marker technology. The corn inbred line with integrated insect - resistant and herbicide - tolerant traits has completed hybrid seed production in Hainan in the winter of 2022. In May 2023, it participated in the production experiment of insect - resistant and genetically modified corn variety approval organized by the Ministry of Agriculture and Rural Affairs.

In May 2024, our insect-resistant and herbicide-tolerant corn event BBL2-2 received the Bio-Safety Certificate from China’s Ministry of Agriculture and Rural Affairs (“MARA”).

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

In June 2024, Origin cooperated with China Agricultural University and pioneered establishing the world’s first efficient genetic transformation system for maize induction line Hi3 and published in the prestigious scientific journal Nature. This innovative system enables the rapid editing of major maize inbred lines across various genetic backgrounds. By breaking the technical barrier of improving maize inbred lines through gene editing, this method allows for precise enhancements to the shape of maize inbred lines within a single year. Compared with traditional backcrossing and breeding techniques, Hi3 can save 3-4 years of time without the influence of linked genes.

In 2024, we established “Origin Marker Biological Breeding Service Consortium” in partnership with China Golden Marker Biotechnology Co., Ltd. This consortium is designed to license Origin’s GMO insect-resistant and herbicide-tolerant (IR/HT) traits to a wider range of industry players and to accelerate the application of Origin’s gene editing technology in breeding programs.

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

There are a handful of companies that have received biosafety certificates for their corn traits in the past 2 years, such as Beijing DaBeiNong Biotechnology Co. Ltd., Yuan LongPing High-Tech Agriculture Co., Ltd. and Hangzhou Ruifeng Biotechnology Limited, which may become competitors in the future. The Company, however, has entered into an agreement with DaBeiNong to explore the combining of their traits with our germplasm for an enhanced GM corn product. The Company also sees this as a validation of the germplasm (seed bank) owned by the Company and its research capabilities.

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

The multinational seed companies rely heavily on GM seed products in the non-PRC markets. GM seed products have only begun to be accepted in China. The extent of future acceptance of GM products is not yet determinable, although there are positive regulatory signs. To date, five corn traits have been approved, including phytase corn, and Bt Rice. The limited GM technology approval therefore currently limits their competitive advantage. Should GM seed products become more widely approved by the government and begin to gain broader acceptance in the market, as we expect they will in the future, the large biotech companies will become more serious competitors.

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

Of particular importance is the expansion of the scope of protection for new plant variety rights and the enhancing of protection mechanisms. The seed law extends the scope of protecting the rights to a new variety from propagation to harvest from the unauthorized use of the protected seed. Protected activities have been expanded from “production, propagation, and sales” to “production, propagation, processes supporting propagation, sales offers, marketing, import, export, or storage in support of the above,” etc. In this way, protection of the rights to new varieties can be implemented at every stage of the supply chain. The seed law, however, stipulates that if the owner of new variety rights has had a reasonable opportunity to exercise rights over the seed, it may no longer exercise rights over the harvested crops.

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

China also regulates the seed and plants through a series of other laws, including the Plant Quarantine Law, Administrative License Law, Administrative Penalties Law, Plant Varieties Law (PVP) and Genetically Modified Organisms Safety Law. Local provincial laws may also apply but these vary from province to province. Rules are also made by government departments responsible for administering the laws covering administrative arrangements, procedures and standards including labelling of seed containers.

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

Seed Registration Process

In September 2012, the Ministry of Agriculture (now referred to as the Ministry of Agriculture and Rural Affairs) issued the first group of Breed-Produce-Distribute Vertically-Integrated Crop Seed Distribution Licenses (BPDVI License) based on new administrative measures. Beijing Origin was included as a licensee among the first 32 crop seed companies that received the BPDVI License. Since Beijing Origin has been partially acquired by BC-TID in 2023, all of its licenses have been or are being transferred to Hainan Aoyu and Origin Agriculture.

Many types of seeds must undergo a stringent regulatory review before they may be sold in China. Prior to 2016, 28 types of seeds were subject to approval requirements before being sold in China. The Revised Law has reduced the seed types that need pre-sale approval from 28 to 5 major seeds that now are rice, corn, wheat, soybean and cotton seeds. The reduction is intended to incentivize seed research innovation and guarantee China’s food security. Producers for seeds other than the above mentioned five major ones will only need to register their products with the regulators under the Revised Law.

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

The most significant development in the hybrid corn seed approval process in China is the introduction of the Corn Seed Green Pass Test System. Origin was one of a few major seed companies in China able to use the national level Corn Seed Green Pass Test System. Under this system, Origin could introduce to the market our new hybrid varieties with the field tests conducted by us at our own test sites following a protocol developed by the government. This is an important step to accelerate new product introduction to the market.

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

The GMO Regulations govern the research, experiment, production, processing, marketing, import and export of agricultural genetically modified organisms (“GMO”) in China. The GMO Regulations classified agricultural genetically modified organisms, or GMO, into Classes I, II, III and IV according to the extent of their risks to human beings, animals, plants, microorganisms and the ecological environment. The principal difference among the classes is the reporting obligation to the relevant agricultural administration. The testing of agricultural GMO will normally go through three stages; restricted field testing, enlarged field testing and productive testing. Depending on the classification of the GMO, the GMO research entity will have differing levels of reporting obligation to the Ministry of Agriculture and Rural Affairs (“MARA”) prior to the commencement of the testing and when the GMO advances from one testing stage to the next testing stage. After the completion of productive testing, the GMO research entity may make an application to the MARA for a safety certificate of the tested GMO. Our products are generally classified as Class I. As of September 30, 2024, the Company has received safety certificates for its phytase corn products and for its insect-resistant and herbicide-tolerant corn products.

A production license from MARA is required for the production of GMO seeds (the “GMO License”). To obtain a GMO License, the business must obtain a bio-safety certificate of agricultural GMO and passed variety examination, plant and breed in the designated areas, adopt appropriate safety administration and precautionary measures and comply with other conditions provided for by MARA. We are in the process of applying for GMO Biosafety certificates and actively discussing with related authorities to meet the requirements for the biosafety certificates.

Foreign Ownership Restrictions of Chinese Seed Companies

Currently, China restricts foreign ownership of businesses in the seed industry, including those engaged in GMO seed research and development. A foreign invested enterprise, or FIE that is engaged in the production, marketing, distribution and sale of food crop seeds is limited to 49% foreign ownership pursuant to the Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry (effective on September 8, 1997) and the Foreign Investment Industrial Guidance Catalogue (effective on December 1, 2007).

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

Based on the foregoing, we conducted our seed development activities under Hainan Aoyu, a VIE, which is considered a domestic company and not a FIE. Recently, we have restructured our business and formed seed distribution businesses under Origin Biotechnology, which is the Company’s wholly owned entity in China.

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

The applicable tax rate under the new EIT law to Hainan Aoyu is 25%. Our other operating companies are also subject to the New EIT at a uniform rate of 25%. The preferential treatment of high and new technology enterprise or HNTE, is subject to a reapplication every three-year period. The financial position of the Company after the sale of our corn related production and distribution assets may cause the termination of the HNTE qualification or restrict reapplication for that status, in which event there would be an adverse impact on our tax obligations and tax rate. Currently, Origin and its operating companies are not HNTE and don’t enjoy the reduced tax rate.

Pursuant to the Provisional Regulation of China on Value Added Tax, or VAT, and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 13% of the gross sales proceeds received since April 1, 2019, less any deductible VAT already paid or borne by the taxpayer. Pursuant to the Notice of the Ministry of Finance and the State Taxation Administration on Exempting the Value Added Tax for Agricultural Material, self-produced agricultural products sold by agricultural producers shall be exempt from VAT. According to the Announcement of the State Administration of Taxation on Issues Related to Value added Tax in the Seed Production Industry (Announcement No. 17 of 2010), seed sales are exempt from value-added tax from December 1, 2010. According to Article 15 (1) of Attachment 1 of Document No. 36 of the Ministry of Finance and Taxation [2016], the applicable tax rate for modern service industry (excluding leasing services) is 6%, which applies to our R&D service.

C. Organizational structure.

Origin Agritech Limited is a holding company, formed in the British Virgin Islands, with no operations of its own. Investors hold ordinary shares in the holding company. We conduct our operations in China primarily through our PRC Operating Companies, of which Hainan Aoyu (and its subsidiaries, Xinjiang Origin and Origin Agriculture) and Baodao Origin (and its subsidiary Shihezi Baodao) are VIE arrangements, and the other companies are either full equity or part equity owned by State Harvest, which is full equity owned by the holding company. The following diagram illustrates our current organizational structure as of September 30, 2024.

Origin Agritech Limited

Structure Chart

The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest as of September 30, 2024:

	Place of incorporation	Percentage
Name	(or establishment)/operation	of ownership

State Harvest BVI	British Virgin Islands	100% equity owned by Origin

OAL SMY Limited	New Jersey, United States	100% equity owned by Origin

Origin Biotechnology	Haidian District, Beijing, PRC	100% equity owned by State Harvest BVI

Hainan Aoyu	Sanya, Hainan Province, PRC	100% VIE owned and controlled by State Harvest BVI

Xinjiang Originbo	Jinbo City, Xinjiang Province, PRC	70.52% equity owned by Hainan Aoyu

Origin Agriculture	Tongzhou District, Beijing, PRC	100% equity owned by Hainan Aoyu

Henan Aoyu	Zhengzhou City, Henan Province, PRC	51% equity owned by Origin Biotechnology

Anhui Aoyu	Hefei, Anhui Province, PRC	50% equity owned by Origin Biotechnology

Hubei Aoyu	Wuhan, Hubei Province, PRC	51% equity owned by Origin Biotechnology

Xuzhou Aoyu	Xuzhou, Jiangsu Province, PRC	51% equity owned by Origin Biotechnology

Shandong Aoruixinong	Qingdao, Shandong Province, PRC	51% equity owned by Origin Biotechnology

Beijing Origin	Beijing, PRC	48.27% equity owned by Origin Biotechnology

Baodao Origin	Zhengzhou, Henan Province, PRC	51% equity owned by Origin Biotechnology

Shihezi Baodao	Shihezi, Xinjiang Province, PRC	100% equity owned by Baodao Origin

Beijing Aoyu	Beijing, PRC	100% owned by OAL SMY Limited

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

The stock consignment agreements also provide that if and when the restriction on foreign ownership is removed or the allowed ownership percentage is increased, the consigned shares will then be transferred to the consignee. If not, the consignment agreements continue in full force and govern the consignee’s rights over the shares.

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

The following is a table of the parties to the consignment agreements of the Company:

		% of Shares
PRC Operating Company	Consigning Owner	Consigned
Hainan Aoyu	Weibin Yan	50.67%
	Gengchen Han	33.00%
	Yubiao Liu	16.00%
	Dezhi Deng	0.33%

Total		100%

PRC Operating Company	Consigning Owner	Consigned
Baodao Origin	Gengchen Han	51.00%

Total		51.00%

Technical Service Agreements

All of the intellectual property rights of the Company are held by Origin Biotechnology and Hainan Aoyu, some of which are pursuant to technical service agreements and similar arrangements. The BVI holding company, through State Harvest, has the 100% equity interest of Origin Biotechnology. The purpose of this technical service arrangements is to permit better management and licensing of the intellectual property. Under the technical service agreements, Origin Biotechnology andHainan Aoyu provide technical research and production and distribution services to the other of the Company’s operating companies. These services include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds, and are to be charged on the sales of certain seed products in each fiscal year. These agreements are considered intra-company transactions.

D. Property, plant and equipment.

Our principal executive offices are located at Origin R&D Center, Shuangbutou Village, Xushuang Road, Songzhuang Town, Tongzhou District. Beijing China 101119. We own or lease manufacturing facilities, laboratories, seed production and other agricultural facilities, office space, warehouses, research stations and breeding centers in other various locations in China. The leased facilities are rented at regular commercial rates, and management believes other facilities are available at competitive rates should it be required to change locations or add facilities.

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

Origin’s first generation biotechnology trait for insect resistance and herbicide tolerance (PEST/WEED) were successfully exported in 2017 from China to the United States. This represented the first export of such technology by a Chinese seed company to a strategic partner based in the U.S. for GM seed products. These corn seeds with insect resistance and herbicide tolerance technologies were entered into collaborative field experiments in the summer of 2017 which confirmed their efficacy of the traits.

Based on our successful development in biotech seed products, we have continued to take steps to secure our biotechnologies with intellectual property protections. In 2021, changes to the seed law significantly improved protection for plant varieties and germplasm IP protection. We believe these patents will strengthen our position in the genetically modified seed technologies and will allow us to maintain our leading position in China and enter the global biotech traits market.

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

In terms of insect-resistant and herbicide-tolerant transgenic corn, BFL4-2, an insect-resistant and herbicide-tolerant transgenic corn developed in cooperation with the Chinese Academy of Agricultural Sciences, it has recently obtained a safety certificate. At the same time, Origin has integrated the insect-resistant and herbicide-tolerant corn inbred line of the event and completed seed production in Sanya, Hainan in the winter of 2022. In May 2023, it participated in the production experiment for approval of new insect-resistant and herbicide-tolerant transgenic corn varieties organized by the Ministry of Agriculture and Rural Affairs. It is expected to obtain the approval certificates of new transgenic corn varieties in 2025, and introduce them into the market in 2025.

At the same time, DBN9953 and other three events have been developed in cooperation with Dabeinong Biotechnology Co., Ltd. that continue to integrate the traits of insect resistance and herbicide tolerance of the three events into the corn inbred lines of Origin by using backcross breeding technology and molecular marker technology. The corn inbred line with integrated insect-resistant and herbicide-tolerant traits has completed hybrid seed production in Hainan in the winter of 2022. In May 2023, it participated in the production experiment of insect-resistant and genetically modified corn variety approval organized by the Ministry of Agriculture and Rural Affairs. We haven’t obtained an approval certifiate yet and will keep applying. Meanwhile, we are using DBN9953 for backcrossing and breeding corn varieties including Liyu 16 and Aoyu 510. We are now producing seeds in Hainan and preparing to carry out demonstration in 2025.

In May 2024, Origin’s insect-resistant and herbicide-tolerant GMO corn event BBL2-2 was granted a GMO safety certificate by the Chinese Ministry of Agriculture and Rural Affairs, MARA. In terms of corn gene editing, since Origin has set up the corn gene editing experimental platform in 2017, we have been committed to creating nutrition-enhanced corn (NEC) and improving the traits of corn plant height. At present, the laboratory has created a number of gene-editing corn transformation events such as high lutein, high lysine, high sterol, stem dwarfing and extension of growth period. These events are under laboratory verification and field experiment verification.

Origin, through its subsidiary Hainan Aoyu, cooperated with China Agricultural University and pioneered establishing the world’s first efficient genetic transformation system for maize induction line Hi3 and published a groundbreaking research article in the prestigious scientific journal Nature, titled “Maize Smart Canopy Architecture Enhances Yield at High Densities” in June 2024. This study is the first to successfully achieve fixed-point improvement of leaf angle in maize inbred lines using maize induction line gene editing technology. This innovative system enables the rapid editing of major maize inbred lines across various genetic backgrounds. By breaking the technical barrier of improving maize inbred lines through gene editing, this method allows for precise enhancements to the shape of maize inbred lines within a single year. Compared with traditional backcrossing and breeding techniques, Hi3 can save 3-4 years of time without the influence of linked genes. The commercialization of Origin’s gene-editing corn is expected to begin in 1-2 years. The use of this gene editing technology, we believe, has broad application and huge commercial development value.

Overall Analysis

For the fiscal year ended September 30, 2024, revenue was RMB113.4 million (US$16.18 million), compared to RMB93.3 million for the fiscal year ended September 30, 2023. Overall, the year-over-year increase in revenues was mainly due to the higher volumes for the corn seeds as the result of improving market.

Total operating expenses from continuing operations for the fiscal year ended September 30, 2024 were RMB52.7 million (US$7.52 million), compared to the operating expenses of RMB32.3 million in fiscal year 2023. Selling and marketing expenses for fiscal year 2024 were RMB6.3 million (US$0.9 million), compared to fiscal year 2023 when they were RMB8.4million (US$1.2 million). The decrease in selling and marketing expenses was mainly due to that the Company’s strategy to form seed distribution joint ventures helped to improve efficiency and the control of labor cost. General and administrative expenses for the fiscal year ended September 30, 2024 were RMB 36.0million (US$ 5.1 million), compared to RMB14.2 million year-over-year. The increase in general and administrative expenses mainly included lawsuit expenses provision of RMB4.7 million, legal fees of RMB 3.1 million and bad debt provision of RMB 9.3 million which was mainly due to compensation for litigation related to employee wages and seed variety infringement, attorney fees related to litigation and stock issuance, and unrecoverable bad debt losses to third-party individuals. Research and development expenses were RMB10.1 million (US$1.5million) in fiscal year 2024, compared to RMB7.4 million in fiscal year 2023. The increase in research and development expenses was mainly due to Increased research and development investment.

Net income for the fiscal year ended September 30, 2024 was RMB18.7 million (US$ 2.7 million), compared with net income of RMB62.7 million in fiscal year 2023. The income is mainly from investment income by 48.27% equity interest in Beijing Origin disposal in fiscal year 2024.

Net income attributable to Origin for the fiscal year ended September 30, 2024 was RMB 20.7 million (US$3.0million), compared to the net income of RMB55.3million for the fiscal year ended September 30, 2023

Net income per share was RMB3.21 or US$0.46 for the fiscal year 2024, compared with net income per share of RMB8.45 in fiscal year 2023.

Total assets was RMB 132 million (US$18.8 million) for the fiscal year ended September 30, 2024, compared with 238.5 million for the fiscal year ended September 30, 2023. The decrease is from the disposal of a subsidiary.

As of September 30, 2024, and 2023, we had approximately RMB 8.4 million (US$1.2 million) and RMB23.7 million, respectively, in cash and cash equivalents for continuing operations. Total borrowings as of September 30, 2024 and 2023 were RMB 4.95 million (US$0.7million) and RMB-nil-, respectively. The borrowings as of September 30, 2024was an loan from bank by Xinjiang Originbo. During fiscal year 2024, net cash used in operating activities was RMB15 million (US$2.1 million), compared with net cash used in operating activities of RMB 5.5 million for the fiscal year ended September 30, 2023. Net cash used in investing activities was RMB5.0 million (US$0.7 million) for the fiscal year ended September 30, 2024, compared with net cash used in investing activities of RMB11.2 million for the fiscal year ended September 30, 2023. Net cash provided by financing activities was RMB4.5 million (US$0.6 million) for the fiscal year ended September 30, 2024, compared with net cash provided by financing activities of RMB22.9 million for the fiscal year ended September 30, 2023.

The Company did not issue or sell any ordinary shares during the fiscal year ended September 30, 2024.

For the fiscal year ended September 30, 2023, revenue was RMB 93.3 million (US$13 million), compared to RMB52.6 million for the fiscal year ended September 30, 2022. The increase in revenues was mainly due to the good market performance of our new hybrids and investment income from subsidiary disposal. Total operating expenses from continuing operations for the fiscal year ended September 30, 2023 were RMB32.2 million (US$4.5 million), compared to the operating expenses of RMB29.1 million in fiscal year 2022. Selling and marketing expenses for fiscal year 2023 were RMB8.4 million (US$1.2 million), compared to fiscal year 2022 when they were RMB7.3million (US$1 million). General and administrative expenses for the fiscal year ended September 30, 2023 were RMB 14.2 million (US$ 2 million), compared to RMB14.3 million year-over-year. Research and development expenses were RMB7.4 million (US$1.04 million) in fiscal year 2023, compared to RMB7.4 million in fiscal year 2022.

Net income from continuing operations for the fiscal year ended September 30, 2023 was RMB62.7 million (US$ 8.7 million), compared with net income from continuing operation of RMB2.3 million in fiscal year 2022. The increase is from investment income by subsidiary disposal.

Net income attributable to Origin for the fiscal year ended September 30, 2023 was RMB 55.3 million (US$7.7 million), compared to the net loss of RMB6.27 million for the fiscal year ended September 30, 2022.

Net income per share was RMB8.45 or US$1.18 for the fiscal year 2023, compared with net loss per share of RMB1.09 in fiscal year 2022.

Total assets was RMB 238.5 million (US$33.2 million) for the fiscal year ended September 30, 2023, compared with 136 million for the fiscal year ended September 30, 2022. The increase is from the conversion of a controlled subsidiary into a long-term investment.

As of September 30, 2023, and 2022, we had approximately RMB 23.7 million (US$3.3 million) and RMB17.7 million, respectively, in cash and cash equivalents for continuing operations. Total borrowings as of September 30, 2023 and 2022 were RMB -137.7 million (US$19.4 million) and RMB137.7 million, respectively. The borrowings as of September 30, 2022 was an loan from BC-TID and has been converted to the equity of the joint venture being formed between the Company and BC-TID. The BC-TID loan converted into equity in 2023. During fiscal year 2023, net cash used in operating activities was RMB5.5 million (US$0.76 million), compared with net cash used in operating activities of RMB 3.3 million for the fiscal year ended September 30, 2022. Net cash used in investing activities was RMB11.2 million (US$1.6 million) for the fiscal year ended September 30, 2023, compared with net cash used in investing activities of RMB1.1 million for the fiscal year ended September 30, 2022. Net cash used in financing activities was RMB22.9 million (US$3.2 million) for the fiscal year ended September 30, 2023, compared with net cash used in financing activities of RMB0.3 million for the fiscal year ended September 30, 2022.

The Company raised $2.78 million from the sale of 320,000 ordinary shares during the fiscal year ended September 30, 2023. The proceeds from the sale of the ordinary shares will be used for working capital and the grant amount will be used for the successful evaluation of the effects of two of its GMO corn traits. These funds will partially offset the losses generated by the ongoing operations of the Company.

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

Triple Stacked Traits: Stacked triple and quadruple traits of insect resistance and herbicide tolerance genes with different resistance mechanisms have been under intermediate testing. These traits are expected to increase herbicide tolerance and expand the insecticidal spectrum and durability. More than 3,000 events of the stacked traits were screened in a greenhouse environment of Phase 1-Laboratory Research. More events will be generated to meet the high standard of efficacies. In May 2024, Origin’s insect-resistant and herbicide-tolerant GMO corn event BBL2-2 was granted a GMO safety certificate by the Chinese Ministry of Agriculture and Rural Affairs, MARA.

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

Key developments for Origin’s CRISPR Research

We established our CRISPR gene editing technology platform in 2017 to research genetic advancements to improve both the yield and nutritional composition of our corn hybrids. In September 2021, we began collaborating with the China Agricultural University to develop new techniques which could reduce the time and cost of producing new corn varieties as compared to conventional hybrid breeding. This innovative system enables the rapid editing of major maize inbred lines across various genetic backgrounds. By breaking the technical barrier of improving maize inbred lines through gene editing, this method allows for precise enhancements to the shape of maize inbred lines within a single year. We have made significant progress in this line of research and expect to develop new products using CRISPR in the coming planting season.

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

Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets if it is more likely than not that the related benefit will not be realized. A full valuation allowance has been established against all net deferred tax assets as of September 30, 2022, 2023 and 2024 based on our estimates of recoverability.

Stock-based compensation

We adopted FASB ASC 718-10, to measure our issued share options based on the grant-date fair value of the options and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We used the Black-Scholes Model to value the fair value of the share options.

Results of Operations

Fiscal Year ended September 30, 2024, compared to Fiscal Year ended September 30, 2023

Revenues

For the fiscal year ended September 30, 2024, revenue was RMB113.4 million (US$16.2 million), compared to RMB93.3 million for the fiscal year ended September 30, 2023. The increase in revenues was mainly due to the higher volumes for the corn seeds as the result of improving market.

Operating expenses

Total operating expenses for the fiscal year ended September 30, 2024 were RMB52.7 million (US$7.5 million), compared to the operating expenses of RMB32.2 million in fiscal year 2023. The increase in operating expenses mainly included lawsuit expenses provision of RMB4.7 million, legal fees of RMB 3.1 million and bad debt provision of RMB 9.3 million which was mainly due to compensation for litigation related to employee wages and seed variety infringement, attorney fees related to litigation and stock issuance, and unrecoverable bad debt losses to third-party individuals.

Selling and marketing

Selling and marketing expenses for fiscal year 2024 were RMB6.3 million (US$0.9 million), compared to RMB8.4 million in fiscal year 2023. Selling and marketing expenses remained low as the Company’s strategy to form seed distribution joint ventures helped to improve efficiency in the distribution businesses and the control of labor cost.

General and administrative

General and administrative expenses from continuing operations primarily consist of salary and compensation, depreciation and amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies. General and administrative expenses for the fiscal year ended September 30, 2024, were RMB36.0 million (US$5.1 million), compared to RMB14.2 million year-over-year.

Impairment

Impairment of long-term investment for the fiscal year ended September 30, 2024 was RMB 0.2million (US$ 0.03 million)

Research and development

Research and development expenses from continuing operations primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds and genetically modified products, travelling expenses, depreciation of plant and equipment, and expenses paid to certain research institutes to carry out research projects on behalf of Origin during the period. Research and development expenses were RMB10.1million (US$1.5 million) in fiscal year 2024, compared to RMB 7.5 million in fiscal year 2023.

Income before income taxes

Income before income taxes for the fiscal year ended September 30, 2024 was RMB18.7 million (US$ 2.7 million), compared with net income from continuing operation of RMB62.8million in fiscal year 2023.

Interest expense

Interest expense, net was RMB1.5 million (US$ 0.2 million) for the fiscal year 2024 compared to RMB1 million a year ago.

Rental income and other non-operating income (expenses), net

The Company did not receive any rental income in fiscal year ended September 30, 2024, while the Company received rental income for its headquarters building of RMB10.6 million (US$1.5million). The company incurred other non-operating income of RMB57.1 million (US$8.1 million) and RMB69.7 million during the fiscal year ended September 30, 2024 and 2023.

Net Income

Net Income for the fiscal year ended September 30, 2024, was RMB18.7 million (US$2.7 million), compared to the net income of RMB62.7 million for the fiscal year ended September 30, 2023.

Fiscal Year ended September 30, 2023, compared to Fiscal Year ended September 30, 2022

Revenues

For the fiscal year ended September 30, 2023, revenue was RMB93.3 million, compared to RMB52.6 million for the fiscal year ended September 30, 2022. The increase in revenues was mainly due to the re-open of our Xinjiang facility, the good market performance of our new hybrids.

Operating expenses

Total operating expenses for the fiscal year ended September 30, 2023 were RMB32.2 million, compared to the operating expenses of RMB29.1 million in fiscal year 2022.

Selling and marketing

Selling and marketing expenses for fiscal year 2023 were RMB8.4 million, compared to RMB7.3 million in fiscal year 2022. Selling and marketing expenses remained low as the Company’s strategy to form seed distribution joint ventures helped to improve efficiency in the distribution businesses.

General and administrative

General and administrative expenses from continuing operations primarily consist of salary and compensation, depreciation and amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies. General and administrative expenses for the fiscal year ended September 30, 2023, were RMB14.2 million, compared to RMB14.3 million year-over-year.

Impairment

Impairment of long-term investment for the fiscal year ended September 30, 2023 was RMB 1.5 million.

Research and development

Research and development expenses from continuing operations primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds and genetically modified products, travelling expenses, depreciation of plant and equipment, and expenses paid to certain research institutes to carry out research projects on behalf of Origin during the period. Research and development expenses were RMB7.4 million in fiscal year 2023, same to fiscal year 2022.

Income before income taxes

Income before income taxes for the fiscal year ended September 30, 2023 was RMB62.8 million, compared with net income from continuing operation of RMB2.3 million in fiscal year 2022.

Interest expense

Interest expense, net was RMB 0.98 million for the fiscal year 2023 compared to RMB8.2 million a year ago.

Rental income and other non-operating income (expenses), net

The company received rental income for its headquarters building of RMB10.6 million and incurred other non-operating income of RMB69.7 million during the fiscal year ended September 30, 2023. For the year ended September 30, 2022, the rental income was RMB10.6 million and the other non-operating income were RMB15.7 million.

Net Income

Net Income attributable to Origin for the fiscal year ended September 30, 2023, was RMB55.3 million (US$7.7 million), compared to the net loss of RMB6.3 million for the fiscal year ended September 30, 2022.

B. Liquidity and Capital Resources.

As of September 30, 2024, 2023, and 2022 we had approximately RMB8.4 million(US$1.2 million), RMB23.7million and RMB17.7 million, respectively, in cash and cash equivalents for continuing operations. Our cash and cash equivalents primarily consisted of cash on hand and short-term liquid investments with maturities of three months or less deposited with banks and other financial institutions. Total borrowings as of September 30, 2024, 2023 and 2022 were RMB4.95 million, RMB-nil- and RMB137.7 million, respectively. The borrowing as of September 30, 2024, is a loan from bank by Xinjiang Orijinbo. During fiscal year 2024, net cash used in operating activities was RMB15 million (US$2.1 million), compared with RMB 5.5 million and RMB 3.3 million for the fiscal years ended September 30, 2023 and 2022. Net cash used in investing activities was RMB5 million (US$0.7 million) for the fiscal year ended September 30, 2024, compared with net cash used in investing activities of RMB11.2 million and RMB1.1 million for the fiscal years ended September 30, 2023 and 2022. Net cash provided by financing activities was RMB4.5million (US$0.64 million) for the fiscal year ended September 30, 2024, compared with net cash provided by financing activities of RMB22.9 million and RMB 0.3 million for the fiscal years ended September 30, 2023 and 2022. The Company did not issue or sell ordinary shares during the fiscal year ended September 30, 2024, and raised $2.73 million from the sale of 320,000 ordinary shares during the fiscal year ended September 30, 2023. The proceeds from the sale of the ordinary shares will be used for working capital and the grant amount will be used for our corn supply chain facilities in Xinjiang and other region.

The Company incurred negative operating activities of RMB15 million in the year ended September 30, 2024, has net current liabilities of RMB84.5 million as of September 30, 2024 and accumulated deficit of RMB580.9 million as of September 30, 2024 that raise substantial doubt about its ability to continue as a going concern.

After fiscal year end September 30, 2024, the Company entered into a securities sales agreement for the sale of 1,250,000 ordinary shares at a per share purchase price of $2.37 and gross proceeds of $2,962,500. The company has consummated the sale of 625,000 ordinary shares under this agreement, to date.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12 months ended September 30, 2021, 2022, 2023 and 2024.

Item	2022	2023	2024	2024
(In thousands)	RMB	RMB	RMB	US$
Net cash used in (provided by) operating activities	3,291	5,456	(15,031)	(2,144)

Net cash used in investing activities	(1,102)	(11,224)	(4,972)	(710)

Net cash provided by (used in) financing activities	(332)	22,933	4,498	640

Net (decrease) increase in cash and cash equivalents	1,857	6,252	(15,505)	(2,214)

Cash and cash equivalents, beginning of year	15,351	17,669	23,708	3,383

Effect of exchange rate changes on cash and cash equivalents	447	(214)	172	25

Operating activities:

Net cash used in operating activities was RMB15 million (US$2.1 million) during fiscal year 2024, compared with net cash used in operating activities RMB5.5 million for the fiscal year ended September 30, 2023 and net cash provided by operating activities RMB 3.3 million for the fiscal year ended September 30, 2022.

Investing activities:

Net cash used in investing activities was RMB5 million (US$0.7 million) for the fiscal year ended September 30, 2024, compared with net cash used in investing activities of RMB11.2 and RMB1.1 for the fiscal years ended September 30, 2023 and 2022.

Financing activities:

Net cash provided by financing activities was RMB4.5 million (US$ 0.6 million) for the fiscal year ended September 30, 2024, compared with net cash provided by financing activities of RMB22.9 million for the fiscal year ended September 30, 2023 and net cash used in financing activities of RMB0.32 million for the fiscal year ended September 30, 2022. The significantly increased net cash provided by financing activities for the fiscal year ended September 30, 2023 was mainly due to issuance of common stock of RMB19.6 million to supplement working capital.

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

Substantial doubt about the ability to continue as going concern

The Company received net income of RMB2.3 million,RMB62.7 million and RMB19.1 million(US$2.7 million) in the years ended September 30, 2022, 2023 and 2024, respectively. Our working capital deficit was RMB211.3 million, RMB171.7 million and RMB84.2 million (US$12 million) as of September 30, 2022, 2023 and 2024, respectively. Accumulated deficit were RMB656.9 million, RMB601.6 million and RMB580.5 million (US$82.8 million) as of September 30, 2022, 2023 and 2024, respectively.

On May 17, 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and the Company created a joint venture entity, which is 51% and 49% owned by BC-TID and the Company, respectively. Based on the agreement, Beijing Origin contributed the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the entity. As of February 1, 2021, BC-TID invested a total of RMB137.7 million ($20.2 million) as part of the agreement. The transaction is now completed. The cash received in the transaction was used to repay the bank loan of the Company on the headquarters building and provide working capital. According to the agreement, RMB137.7 million cash booked as long-term debt was an loan and has been converted to equity for the joint venture namely Beijing Origin when the deal was completed in August 2023. And Beijing Origin has transferred all of its ownership of Xinjiang Originbo to Hainan Aoyu during fiscal 2023.

For the three fiscal years 2022, 2023 and 2024, the Company had raised $1.65 million,$2.77 million and $nil million through equity financing. A total of 201,000, 320,000 and nil ordinary shares were issued for these equity financing.

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

In 2024, we established “Origin Marker Biological Breeding Service Consortium” in partnership with China Golden Marker Biotechnology Co., Ltd. This consortium is designed to license Origin’s GMO insect-resistant and herbicide-tolerant (IR/HT) traits to a wider range of industry players and to accelerate the application of Origin’s gene editing technology in breeding programs.

D. Trend Information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events in the period from October 1, 2022, to September 30, 2024, that were reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E. Off-balance Sheet Arrangements.

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts or outstanding derivative financial instruments. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular Disclosure of Commitments and Contingencies.

We have no contractual obligations as of September 30, 2024, that could potentially affect our liquidity.

G. Safe Harbor.

Except for historical facts and financial data, the information included in Items 5.A through 5.D and 5.F is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in this Item 5.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of September 30, 2024.

Name	Age	Position
Gengchen Han	69	Chairman of the Board
Michael W. Trimble	67	Independent Director
Shaojiang Chen	61	Independent Director
Fei Wang	47	Independent Director
Min Lin	60	Independent Director
Weibin Yan	58	Director, Chief Executive Officer
Chi Kin Cheng	56	Director, Chief Financial Officer

Dr. Gengchen Han is the Chairman of Origin and was the Chief Executive Officer of Origin from December 3, 2018 to August 20, 2024. He also served, in the past, as the President and the Chief Executive Officer of Origin at various times. Dr. Han was also the Executive Chairman of Beijing Origin and its affiliated companies, a position that he held since founding the business in 1997 until August 2024. Dr. Han was the Co-Chief Executive Officer and Chief Executive Officer of the Company from its inception in 1997 until January 1, 2009 and from August 1, 2011 to April 25, 2016. Dr. Han has more than 40 years of experience in research and development of hybrid seed products, particularly corn seed. From 1982 until 1984, Dr. Han was a lecturer at the Henan Agriculture University. From 1984 to 1987, Dr. Han received his Ph.D. degree in Plant Breeding and Cytogenics from Iowa State University. From 1989 until 1990 he worked for the International Maize and Wheat Improvement Center, or CIMMYT, in Mexico. He worked for Pioneer Hi-bred International from 1990 to 1996; his positions there included Regional Technical Coordinator for Asia/Pacific and Regional Supervisor for China Business.

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

Mr. Weibin Yan joined Origin in August 2024 and serves as a Director and the Chief Executive Officer of the Company. Mr. Yan has had a distinguished career in the agricultural and industrial sectors. He is currently the Vice-Chairman of the Hunan Provincial Federation of Industry and Commerce. Mr. Yan was one of the principal founders of Ausnutria Dairy Corporation Ltd. (“Ausnutria“), a company listed on the Hong Kong Stock Exchange, where he served as Chairman from its establishment until September 2023. Under his leadership, Ausnutria became a leading global player in the dairy industry. Mr. Yan also served as a director of Yuan Longping High-Tech Agriculture Co., Ltd. (“Longping High-tech”), listed on the Shenzhen Stock Exchange, from 2004 to January 2016. At Longping High-Tech, he held various executive roles, including Chief Executive Officer from 2004 to April 2010 and Vice Chairman of the Board of Directors from 2010 to January 2016. In addition, Mr. Yan has a history with Origin Agritech, having served as an independent director of the Company from 2017 to 2018.

Mr. Chi Kin Cheng joined Origin in August 2024 and serves as a Director and the Chief Financial Officer of the Company. Mr. Cheng’s expertise spans multiple industries, including natural resources, property investment, manufacturing, and banking. Mr. Cheng’s most recent roles include Independent Non-Executive Director at Asiasec Properties Limited, Non-Executive Director and former Chairman at Affluent Partners Holdings Limited, Chairman of DeTai Energy Group Limited, and CEO & Executive Director at China Uptown Group Company Limited.

B. Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB nil (US$ nil) for the twelve months ended September 30, 2024. Directors and executives are awarded with equities and stock options, which are stated in the chart found below.

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

2021 Performance Equity Plan

On April 30, 2021, the company adopted the 2021 Performance Equity Plan, under which we are able to issue equity awards for up to 1,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company in order to align our employee incentives towards our stock performance. We had outstanding awards for 240,000 options under the 2021 Plan at September 30, 2024. There are 646,320 ordinary shares available for future grant as of September 30, 2024.

Those awards held by the directors and officers are listed below.

Ordinary
Shares
Underlying
	Outstanding	Exercise
	Option	Price	Grant Date	Expiration Date
Gengchen Han
	12,000	$5.30 /Share	January 2, 2020	January 2, 2025
	12,000	$13.99 /Share	January 5, 2021	January 5, 2026
	12,000	$7.23 /Share	January 3, 2022	January 3, 2027
	12,000	$6.79/Share	May 22, 2023	May 22, 2028
	12,000	$2.15/Share	March 1, 2024	March 1, 2029

Michael Trimble
	2,000	$5.30 /Share	January 2, 2020	January 2, 2025
	2,000	$13.99 /Share	January 5, 2021	January 5, 2026
	2,000	$7.23 /Share	January 3, 2022	January 3, 2027
	2,000	$6.79/Share	May 22, 2023	May 22, 2028
	2,000	$2.15/Share	March 1, 2024	March 1, 2029

Min Lin
	2,000	$7.23 /Share	January 3, 2022	January 3, 2027
	2,000	$6.79/Share	May 22, 2023	May 22, 2028
	2,000	$2.15/Share	March 1, 2024	March 1, 2029

Fei Wang	2,000	$5.30 /Share	January 2, 2020	January 2, 2025
	2,000	$6.79/Share	May 22, 2023	May 22, 2028
	2,000	$2.15/Share	March 1, 2024	March 1, 2029

Shaojiang Chen	2,000	$6.79/Share	May 22, 2023	May 22, 2028
	2,000	$2.15/Share	March 1, 2024	March 1, 2029

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

Board Diversity

Each year the board of directors, will review the appropriate characteristics, skills, and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates, we will consider factors including, without limitation, an individual’s character, integrity, judgment, potential conflicts of interest, other commitments, and diversity. While we have no formal policy regarding board diversity for our board of directors as a whole or for each individual member, our board of directors will consider such factors as gender, race, ethnicity and experience, area of expertise, as well as other individual attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.

The following is a table indicating the current board diversity.

Board Diversity Matrix (As of September, 2024)

Total Number of Directors	Seven
Did Not Disclose
Demographic
	Female	Male	Non-Binary	Background
Part I: Gender Identity
Directors	1	6	—	—
Part II: Demographic Background
African American or Black			—	—
Alaskan Native or Native American			—	—
Asian	1	5	—	—
Hispanic or Latinx			—	—
Native Hawaiian or Pacific Islander			—	—
White		1	—	—
Two or More Races or Ethnicities			—	—
LGBTQ+			—	—
Did Not Disclose Demographic Background			—	—

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

Summary of Significant Differences in Corporate Governance Practices for Purposes of Rule 5615 of the Nasdaq Marketplace Rules

We are incorporated under the laws of the British Virgin Islands. Our ordinary shares are registered with the SEC and are listed on the Nasdaq Capital Market. As a result, our corporate governance framework is subject to laws of the British Virgin Islands, or BVI, the securities laws and regulations of the United States, and the listing requirements of the Nasdaq Marketplace Rules.

Under Rule 5615 of the Nasdaq Marketplace Rules, a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rules. Rule 5605 requires U.S. domestic listed companies have a majority of independent directors on its board of directors. We are not required to have a majority of independent directors on our board of directors under BVI laws. However, currently, four of our seven directors are independent directors under applicable Nasdaq rules.

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

D. Employees.

We currently have 68 employees, including management, managers and research and related personnel. All of our employees are located in China.

We offer our employees additional annual merit-based bonuses in accordance with the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts approximate to 16%, 10%, 9.8%, 0.8%, 0.5% and 0.8%, of our employees’ aggregate salary to a pension contribution plan, a housing fund, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E. Share Ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January X, 2025, by each of our directors and executive officers who beneficially own our ordinary shares, and other principal shareholders.

	Shares Beneficially Owned
	( * )
		Percentage of
	Number	Total
Directors and Executive Officers:
Gengchen Han, Chairman of the Board (1)(2)	785,640	10.91%
Michael W. Trimble, Director (3)	58,900	**	%
Shaojiang Chen Director (1)	4,000	**	%
Fei Wang, Director (1)(4)	6,000	**	%
Min Lin, Director (1)	4,000	**	%
Weibin Yan, Director and CEO	14,400	**	%
Chi Kin Cheng, Director and CFO	—	**	%
All Officers and Directors (7 persons)	872,940	13.28%

5% and Greater Shareholders
Ausgood Lifestyle Company Limited	475,000	6.60%

* Beneficial ownership and percentage are determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

** Less than 1%

(1)The business address of each of the individuals is in the Shuangbu Village, Songzhuang Town, Tongzhou District, Beijing 101100, China, unless otherwise noted.
(2)Includes 60,000 shares that may be acquired under stock options held by Dr. Han. The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares.
(3)Includes 10,000 shares that may be acquired under stock options held by Mr. Trimble. The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131.
(4)Includes 6,000 shares that may be acquired under stock options held by Ms. Fei Wang.

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

Technical Service Agreements

All of the intellectual property rights of the company are held by Origin Biotechnology pursuant to technology service agreements and other similar arrangements among the company subsidiaries. The material provision of the technology service agreements are discussed under Item 4.C of this Annual Report.

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

Dividend Policy Relating to Public Shareholders

We have never declared or paid any dividends to the public shareholders of Origin. We do not have any plans to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business.

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

We believe that we were not a PFIC for the taxable year 2024. However, there can be no assurance that we will not be a PFIC for that taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2024 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

We have recorded RMB0.76 million (US$0.11 million) of foreign exchange loss in our net loss for the twelve months ended September 30, 2024, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi - U.S. dollar exchanges are exchanged, as well as re-evaluate its policy of using a fixed-rate regime to a basket of currencies govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

The inflation rate in China averaged 2.42 % from 2014 to the end of 2023. In October 2024, the inflation rate was -0.3%. The producer price index was -2.5% in November 2024 over the year before, according to China’s National Bureau of Statistics. The Company expects inflation to affect food prices as the producer price increase pushes through to consumer prices, causing an increase. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.07%, 2.8% and 0.2% the fiscal years ended September 30, 2022, 2023 and 2024, respectively. Sustained or increased inflation in China could have an adverse impact on China’s economy, which could affect our operational costs and demand for our products and services. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially changed during the period covered by this Annual Report.

ITEM 15.   CONTROLS AND PROCEDURES

(a)     Disclosure Controls and Procedures: As of September 30, 2024 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s Chief Executive Officer and the Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. We concluded that the Company’s disclosure controls and procedures as of September 30, 2024 were ineffective as management has identified a material weaknesses which is detailed in the accompanying Item 15(b), Report of Origin’s Management on Internal Control over Financial Reporting.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2024. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, the management identified a material weakness in the Company’s internal control over financial statement closing process, and as a result, management concluded that the Company’s internal control over financial reporting was not effective as of September 30, 2024.

Management is aware of the following material weakness in internal control over financial reporting:

(a) the lack of sufficient qualified financial reporting and accounting personnel with an appropriate level of expertise to properly address complex accounting issues under U.S. GAAP, and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and Securities and Exchange Commission financial reporting requirements on a timely basis,

(b) the lack of a sufficient number of personnel to effectively have a separation of duties, and

(c) the lack of a sufficient number of personnel to be able to timely gather financial and other information and prepare required reports.

(d) The other identified material weakness relates to our lack of comprehensive and continuous assessment and risk monitoring mechanism for our financial assets and collection risk associated with third-party financial institutions. This material weakness may expose us to increased credit risk and potential defaults, adversely affecting our ability to timely and completely identify and recognize credit losses in our consolidated financial statements and related disclosures.

Management has plans to address these identified issues by seeking to expand its accounting staff to address the issues related to internal controls over financial reporting, however filling these positions is difficult. Currently, there is a lack of qualified persons available. The existing controls and procedures will continue to be reviewed and additional steps will be taken to improve the efficiencies of the reviewed controls and procedures. There is no assurance, however, that the Company will have a full complement of accounting personnel to provide for a complete level of risk management for a public company given the restrictions on capital and the smaller size of the Company operations. Management will monitor its controls and procedures periodically to evaluate this situation and report to the registered public accounting firm to the Company about this condition.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)   Audit Fees.

The aggregate fees billed for professional services rendered by BF Borgers CPA PC in connection with the audit of the consolidated financial statements for the fiscal year ended September 30, 2022, were US$200,000, and for the fiscal year ended September 30, 2023, were $200,000. The aggregate fees billed for processional services rendered by Enrome LLP in connection with the re-audit of the consolidated financial statements for the fiscal years ended September 30, 2022, 2023 and the audit of the consolidated financial statements for the fiscal year ended September 30, 2024, were $360,000.

(b)   Audit - Related Fees.

The aggregate Related fees billed for professional services rendered by Enrome LLP for the performance of agreed upon procedures on the financial statements during the years ended September 30, 2022, 2023 and 2024 were US$-nil- US$-nil- and US$-nil-.

(c)   Tax Fees.

We did not enter into any engagement during the fiscal years ended September 30, 2022, 2023 or 2024 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d)   All Other Fees.

No fees were billed in either of the last three fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal years ended September 30, 2022, 2023 and 2024.

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

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On May 30, 2024, the Audit Committee and the Board of Directors of Origin Agritech Limited (the “Company”) approved the dismissal of BF Borgers CPA PC (“Borgers”) as the Company’s independent registered public accounting firm and the engagement of Enrome LLP (“Enrome”) to serve as the independent registered public accounting firm of the Company.

The audit report of Borgers on the consolidated financial statements of the Company for the fiscal year ended September 30, 2023 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended September 30, 2023 and through the subsequent interim period through May 29, 2024, there were (i) no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between the Company and Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to Borgers’s satisfaction, would have caused Borgers to make reference thereto in its report on the financial statements for such year, and (ii) no “reportable events” (as defined set forth in Item 16F(a)(1)(v) of Form 20-F).

During the two fiscal years ended September 30, 2023 and through the subsequent interim period to May 29, 2024, neither the Company nor anyone on its behalf consulted Enrome with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Enrome that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement with Borgers (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

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

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable. The Company has engaged an accounting firm located in Singapore, that is a member of the PCAOB.

ITEM 16J – INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. A copy of our insider trading policy is included in the exhibits to this Annual Report on Form 20-F.

ITEM 16K – CYBERSECURITY

Cybersecurity Program

Given the importance of cybersecurity to aspects of our business, we maintain a cybersecurity program to support both the effectiveness of our systems and our preparedness for information security risks. This program includes a number of safeguards, such as: password protection; multi-factor authentication; continuous monitoring and alerting systems for internal and external threats; regular evaluations of our cybersecurity program, including retention of outsourced experts.

We use a risk-based approach with respect to our use and oversight of third-party service providers, tailoring processes according to the nature and sensitivity of the data accessed, processed, or stored by such third-party service provider.

Process for Assessing, Identifying and Managing Material Risks from Cybersecurity Threats

In the event of a cybersecurity incident, we maintain a regularly tested incident response program. Pursuant to the program and its escalation protocols, designated personnel are responsible for assessing the severity of an incident and associated threat, containing the threat, remediating the threat, including recovery of data and access to systems, analyzing any reporting obligations associated with the incident, and performing post-incident analysis and program enhancements.

We have relationships with a number of third-party service providers to assist with cybersecurity containment and remediation efforts.

Over the last two years, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect is, including our business, results of operations, or financial condition.

Board Oversight

Our Board of Directors has overall responsibility for risk oversight. The Board of Directors is responsible for reviewing, discussing with management, and overseeing the Company’s data privacy, information technology and security and cybersecurity risk exposures, including: (i) the potential impact of those exposures on the Company’s business, financial results, operations and reputation; (ii) the programs and steps implemented by management to monitor and mitigate any exposures; (iii) the Company’s information governance and cybersecurity policies and programs; and (iv) major legislative and regulatory developments that could materially impact the Company’s data privacy and cybersecurity risk exposure.

In the event of a cybersecurity incident, the appropriate officer would apprise the full Board promptly with respect to any incident.

Cybersecurity Risks

Our cybersecurity risk management processes are integrated into our overall processes. As part of our processes, we identify, assess and evaluate risks impacting our operations across the Company, including those risks related to cybersecurity. We consider the severity and likelihood of certain risk factors, drawing upon our industry experience and company knowledge. While we maintain a cybersecurity program, the techniques used to infiltrate information technology systems continue to evolve. Accordingly, we may not be able to timely detect threats or anticipate and implement adequate security measures. For additional information, see Item 3 (D) “Risk Factors.”

In the last three years, we did not experience any material cybersecurity incidents or threats.

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

4.17*	Description of ordinary shares, as of December 2024.

4.18

Modification to Warrant dated December 20, 2023 to Warrant issued January 4, 2019 (Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2024).

4.19*	Securities Purchase Agreement for the sale of 1,250,000 ordinary shares, dated August 21, 2024.

8.1*	List of Subsidiaries.

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.3*	Insider Trading Policy (October 2019)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*

Consent of Enrome LLP to the incorporation of its report on the Registrant’s consolidated financial statements for fiscal years ended September 30, 2022, 2023 and 2024 into Registrant’s Registration Statements on Form S-8 (#333-202947, #333-166226, #333-145865 and 33-256186) and Form F-3 (333-277955).

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

Date: February 10, 2025	ORIGIN AGRITECH LIMITED

/S/ Weibin Yan
	Name:	Weibin Yan
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Origin Agritech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited and its subsidiaries (the “Company”) as of September 30, 2023 and 2024, the related consolidated statements of operations and comprehensive income /(loss), changes in shareholders’ deficit, and cash flows for each of the years ended September 30, 2022,2023 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2024, and the results of its operations and its cash flows for each of the years ended September 30, 2022, 2023 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has negative operating cashflow of RMB15 million in the year ended September 30, 2024, has net current liabilities of RMB84.5 million as of September 30, 2024 and accumulated deficit of RMB580.86 million as of September 30, 2024 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Emphasis of Matters

The Company has significant transactions and account balances with related parties, including entities controlled by the close family members of the Company’s Chairman, which are described in Note 3 to the consolidated financial statements. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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

Valuation of Receivable from third parties

As described in Note 6 to the consolidated financial statements, the Company monitors all loans receivable for delinquency and provides for estimated losses for specific receivables that are not likely to be collected. The determination of impairment involves significant management judgment, including the assessment of expected credit losses and the timing of write-offs. As disclosed in the Note 6 to the consolidated financial statements, the balances of loans receivable from third parties were RMB 3 million as of December 31,2024 after provided allowance for doubtful account of RMB 9.3 million which consisted of RMB 9 million loan to a third party, Ms Chen Huiying.

The principal considerations for our determination that auditing management’s assessment of impairment of Receivable from third parties is a critical audit matter included the significant judgment made by management when considering factors in assessing collectability of the Receivable from third parties as described above, as well as the likelihood of the occurrence of these factors impacting the collectability. Furthermore, auditing this matter required a high degree of auditor judgment and increased audit effort to evaluate the assumptions and data used by management in estimating the allowance for doubtful account.

How the Critical Audit Matter Was Addressed in the Audit

Our audit of valuation of Receivable from third parties included, but was not limited to, the following procedures:

●	Understanding of controls relating to management assessment of the Receivable from third parties allowance;
●	Reviewing management’s impairment assessment, including its supporting evidence such as subsequent repayments;
●	Informed and discussed with Audit Committee;
●	Interviewed with personnel involved in the financial reporting process;
●	Interviewed with lawyer to assess financial and legal implication related to the financial statements;
●	Review minutes of the board of directors meetings;

●	Review journal entries and other adjustments for evidence of possible material misstatement
●	Obtained the third parties loan memo for understanding the internal financial reporting approval process from the management;
●	Examining original transaction related documents;
●	Evaluating the sufficiency of the Company’s disclosures to Receivable from third parties.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.

Singapore

February 10, 2025

ORIGIN AGRITECH LIMITED

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2023 AND 2024

(In thousands, except number of share and per share data)

	2023	2024	2024
	RMB’000	RMB’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	23,708	8,375	1,195
Accounts receivable, net	839	4,032	575
Due from related parties, net of bad debt allowance (note 3)	20,382	8,636	1,232
Advances to suppliers (note 4)	71,617	65,076	9,287
Inventories (note 5)	13,039	12,874	1,837
Other current assets (note 6)	12,197	755	108
Total current assets	141,782	99,748	14,234
Land use rights, net (note 7)	3,258	3,192	456
Plant and equipment, net (note 8)	21,102	28,301	4,039
Long-term investment (note 9)	66,648	—	—
Acquired intangible assets, net (note 10)	—	—	—
Operating lease right-of-use assets, net	821	321	46
Other assets (note 13)	4,895	—	—
Total non-current assets	96,724	31,814	4,541
Total assets (including amounts of the consolidated VIEs without recourse to the Company of RMB220,777 and RMB 237,034 as of September 30, 2023 and 2024 respectively)	238,506	131,562	18,775
LIABILITIES AND EQUITY
Current liabilities:
Borrowings (note 12)	—	4,950	706
Accounts payable	4,936	8,469	1,209
Due to growers	404	—	—
Due to related parties (note 3)	174,484	27,029	3,857
Contract liabilities	114,806	78,694	11,230
Income tax payable	773	807	115
Lease Liability - current	113	63	9
Other payables and accrued expenses (note 13)	17,945	64,271	9,173
Total current liabilities	313,461	184,283	26,299
Lease Liability - noncurrent	128	65	9
Other long-term liability (note 14)	6,177	5,813	830
Total non - current liabilities	6,305	5,878	839
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB91,261 and RMB89,888 as of September 30, 2023 and 2024, respectively)	319,766	190,161	27,138

Commitments and contingencies (note 22)
Shareholders’ deficit:
Preferred stock(no par value; 1,000,000 shares authorized, none issued)	—	—	—
Common stock (no par value; 60,000,000 shares authorized, 6,341,630 and 6,581,630 shares issued as of September 30, 2024 and 2023; 6,321,107 and 6,561,107 shares outstanding as of September 30, 2024 and 2023 respectively)	—	—	—
Additional paid-in capital	573,289	578,512	82,557
Accumulated deficit	(601,566)	(580,854)	(82,892)
Treasury stock at cost 20,523 and 20,523 shares as of September 30, 2024 and 2023, respectively)* (note 15)	(6,133)	(6,133)	(875)
Accumulated other comprehensive loss	(22,988)	(22,816)	(3,256)
Total Origin Agritech Limited shareholders’ deficit	(57,398)	(31,291)	(4,466)
Non-controlling interests	(23,862)	(27,308)	(3,897)
Total shareholders’ deficit	(81,260)	(58,599)	(8,363)

Total liabilities and shareholders’ deficit	238,506	131,562	18,775

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In thousands, except number of share and per share data)

	2022	2023	2024	2024
	RMB’000	RMB’000	RMB’000	US$’000
Revenues	52,580	93,307	113,381	16,180
Cost of revenues	(36,386)	(76,060)	(97,314)	(13,887)
Gross profit	16,194	17,247	16,067	2,293
Operating expenses
Selling and marketing	(7,335)	(8,359)	(6,286)	(897)
General and administrative	(14,321)	(14,228)	(35,979)	(5,134)
Research and development	(7,434)	(7,447)	(10,126)	(1,445)
Impairment of assets	—	(2,204)	(275)	(39)
Total operating expenses, net	(29,090)	(32,238)	(52,666)	(7,515)

Loss from operations	(12,896)	(14,991)	(36,599)	(5,222)
Interest expense, net	(8,228)	(982)	(1,512)	(216)
Impairment of long-term investment	(2,906)	(1,490)	(200)	(29)
Rental income	10,603	10,603	—	—
Other non-operating income,net	15,738	69,691	57,050	8,141
Income before income taxes	2,311	62,831	18,739	2,674

Income tax (expense) benefits (note 18)	14	(162)	(61)	(9)
Net Income	2,325	62,669	18,678	2,665
Less: Net (loss) income attributable to non-controlling interests	8,590	7,337	(2,034)	(290)

Net income (loss) attributable to Origin Agritech Limited	(6,265)	55,332	20,712	2,955
Other comprehensive income (loss)
Net Income	2,325	62,669	18,678	2,665
Foreign currency translation difference	447	(214)	172	25
Comprehensive Income	2,772	62,455	18,850	2,690
Less: Comprehensive income (loss) income attributable to non-controlling interests	8,590	7,337	(2,034)	(290)
Comprehensive income (loss) attributable to Origin Agritech Limited	(5,818)	55,118	20,884	2,980

Basic and diluted net income(loss) per share attributable to Origin Agritech Limited (note 19)
Basic	(1.09)	8.45	3.21	0.46
Diluted	(1.09)	8.43	3.20	0.46
Shares used in computing earnings per share:
Basic	5,773,094	6,546,153	6,459,189	6,459,189
Diluted	5,773,094	6,562,278	6,465,370	6,465,370

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In thousands, except number of share and per share data)

	Shareholders’ deficit attributable to Origin Agritech Limited
					Accumulated
			Additional	Accumulated	Other		Non-	Total
	Common stock		Paid-in	Deficit	Comprehensive	Treasury	controlling	Shareholders’
	Shares*	Amount	Capital	Unrestricted	Loss	Stock	Interests	deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of September 30, 2021	5,773,094	—	539,315	(650,633)	(23,221)	(6,133)	(44,926)	(185,598)

Net income for the year	—	—	—	(6,265)	—	—	8,590	2,325
Exercise of share option	16,510	—	566	—	—	—	—	566
Share-based compensation expense	—	—	1,038	—	—	—	—	1,038
Business disposal	—	—	—	—	—	—	(2,434)	(2,434)
Issuance of common shares	201,000	—	11,014	—	—	—	—	11,014
Translation adjustments	—	—	—	447	—	—	—	447
Balance as of September 30, 2022	5,990,604	—	551,933	(656,898)	(22,774)	(6,133)	(38,770)	(172,642)

Net income for the year	—	—	—	55,332	—	—	7,337	62,669
Capital contribution	—	—	—	—	—	—	10,475	10,475
Exercise of share option	10,503	—	599	—	—	—	—	599
Share-based compensation expense	—	—	1,163	—	—	—	—	1,163
Business disposal	—	—	—	—	—	—	(2,704)	(2,704)
Dividend	—	—	—	—	—	—	(200)	(200)
Issuance of common shares	320,000	—	19,594	—	—	—	—	19,594
Translation adjustments	—	—	—		(214)	—	—	(214)
Balance as of September 30, 2023	6,321,107	—	573,289	(601,566)	(22,988)	(6,133)	(23,862)	(81,260)

Net income for the year	—	—	—	20,712	—	—	(2,034)	18,678
Capital contribution	—	—	—	—	—	—	10	10
Share-based compensation expense	—	—	297	—	—	—	—	297
Dividend	—	—	—	—	—	—	(1,422)	(1,422)
Issuance of common shares	240,000	—	4,926	—	—	—	—	4,926
Translation adjustments	—	—	—	—	172	—	—	172
Balance as of September 30, 2024	6,561,107	—	578,512	(580,854)	(22,816)	(6,133)	(27,308)	(58,599)

In US$ @ 7.0074	—	—	82,557	(82,892)	(3,256)	(875)	(3,897)	(8,363)

*  Retrospectively restated for effect of reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(In thousands)

	Year ended September 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Operating activities:
Net income	2,325	62,669	18,678	2,665
Depreciation and amortization	3,901	4,031	2,829	404
Written off plant and equipment	212	373	165	24
Gain on disposal of lease assets	—	(651)	—	—
Gain on disposal of subsidiaries and assets	—	(69,529)	—	—
Investment income for long term equity investment	—	—	(836)	(119)
Gain on disposal of long term equity investment	—	—	(65,026)	(9,280)
Allowance for doubtful account	—	—	9,998	1,427
Allowance for due from related parties	—	500	—	—
Recovery on receivables	—	(10)	—	—
Recovery on due from related parties	(2,131)	—	—	—
Impairment on intangible assets	—	2,204	—	—
Impairment on long-term equity investment	2,906	1,490	200	29
Inventory write off	—	—	275	39
Interest expense relief	—	(20,361)	—	—
Share-based compensation expense	1,038	1,163	5,223	745
Accounts receivable	(359)	1,654	(3,641)	(520)
Due from related parties	3,183	4,842	11,746	1,676
Advances to suppliers	(14,223)	(51,458)	6,541	933
Inventories	2,072	(10,933)	(110)	(16)
Other current assets	(8,929)	(17,476)	1,293	185
Operating lease right-of-use assets, net	—	(350)	—	—
Other assets	83	—	—	—
Accounts payable	991	2,193	3,533	504
Due to growers	(6,269)	—	(404)	(58)
Due to related parties	(2,388)	18,856	(15,506)	(2,213)
Contract liabilities	14,797	50,048	(35,872)	(5,119)
Income tax payable	(135)	—	34	5
Lease liabilities	(1,491)	241	(113)	(16)
Other long-term liabilities	(1,486)	(2,270)	(364)	(52)
Other payables and accrued expenses	9,194	17,318	46,326	6,614
Net cash provided by (used in) operating activities	3,291	(5,456)	(15,031)	(2,143)

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD

Investing activities:
Proceeds from other investment	1,520	1,000	—	—
Purchase of plant and equipment	(622)	(8,912)	(4,972)	(710)
Purchase of land use rights	—	(3,297)	—	—
Purchase of other investment	(2,000)	—	—	—
Payment of disposal of subsidiaries	—	(15)	—	—
Net cash used in investing activities	(1,102)	(11,224)	(4,972)	(710)

Financing activities:
Proceeds from short-term borrowings	—	—	4,950	706
Proceeds from exercise of stock options	340	226	599	85
Proceeds from issuance of common stock	11,014	19,594	—	—
Proceeds from due to related parties	—	—	935	133
Repayment of due to related parties	(9,252)	(1,587)	(1,506)	(215)
Dividends paid to minority shareholders	(2,434)	(200)	(490)	(70)
Proceeds from capital contribution	—	4,900	10	1
Net cash provided by (used in) financing activities	(332)	22,933	4,498	640
Net (decrease) increase in cash and cash equivalents	1,857	6,253	(15,505)	(2,213)
Cash and cash equivalents, beginning of year	15,351	17,669	23,708	3,383
Effect of exchange rate changes on cash and cash equivalents	447	(214)	172	25
Restricted cash	14	—	—	—
Cash and cash equivalents, end of the year	17,669	23,708	8,375	1,195

Supplemental disclosures of cash flow information:
NCI capital contribution	—	5,575	10	1
Income taxes paid	162	41	75	11
Interest paid, net of interest capitalized	424	843	1,021	146

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

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

As of September 30, 2024, the Company’s subsidiaries and variable interest entities included in continuing operations consisted of the following:

	Date of	Place of	Percentage
	Incorporation	Incorporation	of	Principal
Name	or Establishment	or Establishment	Ownership	Activity
Subsidiaries:
State Harvest Holdings Limited(“State Harvest”)	October 6, 2004	British Virgin Islands	100%	Investment Holding

OAL SMY Limited	July 28, 2021	USA	100%	Investment Holding

Subsidiary held by OAL SMY:
Beijing Aoyu Science Development Co. Ltd (“Beijing Aoyu”)	October 10, 2023	PRC	100%	Hybrid seed technology development

Beijing Origin State Harvest Biotechnology Limited (“Origin Biotechnology”)	December 1, 2004	People’s Republic of China (“PRC”)	100%	Hybrid seed technology development

Variable interest entities:
Hainan Aoyu Biotechnology Limited(Hainan Aoyu)	March 2, 2022	PRC	100%	Hybrid crop seed development, production and distribution

Henan Baodao Origin Agriculture and Animal Husbandry Co., Ltd (“Baodao Origin”)	Nov 23, 2022	PRC	51%	Agricultural seed products distribution

Subsidiaries held by Hainan Aoyu:

Xinjiang Originbo Seed Company Limited (note) (“Xinjiang Originbo”)	July 13, 2011	PRC	70.52%	Hybrid crop seed development, production and distribution

Beijing Origin Agriculture Limited (“Origin Agriculture”)	August 9, 2024	PRC	100%	Hybrid crop seed development, production and distribution

Subsidiary held by Baodao Origin:
Shihezi Baodao Agriculture and Animal Husbandry Technology Co., Ltd	March 8, 2023	PRC	100%	Agricultural seed and feed products distribution

Subsidiaries held by Origin Biotechnology:

Shandong Aoruixinong Agricultural Technology Limited (Shandong Aoruixinong)	September 27, 2019	PRC	51%	Agricultural seed products distribution

Hubei Aoyu Zhongye Limited (Hubei Aoyu)	October 22, 2018	PRC	51%	Agricultural seed products distribution

Anhui Aoyu Zhongye Limited (Anhui Aoyu)	July 25, 2018	PRC	50%	Agricultural seed products distribution

Xuzhou Aoyu Zhongye Limited (Xuzhou Aoyu)	September 25, 2018	PRC	51%	Agricultural seed products distribution

Henan Aoyu Zhongye Limited (note (i)) (“Henan Aoyu”)	July 16, 2018	PRC	51%	Agricultural seed products distribution

Reorganization of State Harvest prior to the share exchange transaction with Chardan China Acquisition Corp. (“Chardan”)

On December 1, 2004, State Harvest established Origin Biotechnology, a wholly-owned foreign enterprise (“WOFE”) under the laws of the PRC with an operating period of 20 years.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

Under PRC law, foreign entities are not currently permitted to own more than 49% of a seed production company. In order to address those restrictions, State Harvest conducts substantially all of its business through contractual agreements with its variable interest entity (“VIE”), Hainan Aoyu. These agreements are summarized in the following paragraphs.

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

State Harvest has been assigned 100% voting rights by the shareholders of Hainan Aoyu through a consignment agreement which includes the following terms: (1) The shares of Hainan Aoyu cannot be transferred without the approval of State Harvest; (2) State Harvest has the right to appoint all directors and senior management personnel of Hainan Aoyu and (3) The shareholder rights including voting rights require the transfer of the shares of Hainan Aoyu to State Harvest or any party designated by State Harvest within three years upon the removal of the PRC legal restriction.

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

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

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

The Company has aggregated the financial information of the VIEs in the table below. The aggregated carrying amount of assets and liabilities after elimination of intercompany transactions and balances consolidated in the Company’s consolidated balance sheets as of September 30, 2023 and 2024 are as follows:

Risks in relation to the VIE structure

	September 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	2,142	1,415	202
Accounts receivable, net	189	1,280	183
Advances to suppliers	64,502	52,714	7,523
Inventories	2,511	1,343	192
Other current assets	929	276	39
Total current assets	70,273	57,028	8,139
Land use rights, net	—	3,192	456
Plant and equipment, net	18,771	28,279	4,036
Equity investments	130,541	144,541	20,627
Other assets	1,192	—	—
Total assets	220,777	233,040	33,258
LIABILITIES
Current liabilities
Short-term borrowings	—	4,950	706
Current portion of long-term borrowings	—	—	—
Accounts payable	318	6,595	941
Due to growers	404	—	—
Due to related parties	6,205	9,894	1,412
Advances from customers	76,936	46,758	6,673
Other payables and accrued expenses	1,266	11,884	1,696
Total current liabilities	85,129	80,081	11,428
Other long-term liability	6,177	5,813	830
Total liabilities	91,306	85,894	12,258

As of September 30, 2022, 2023 and 2024, consolidated assets of RMB 53.7 million, RMB 220.8 million and RMB 233 million respectively, are collateral for the VIE’s obligations and may not be used to settle the liabilities of the Parent Company.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”); include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries and variable interest entities. Intercompany balances, transactions and cash flows are eliminated on consolidation. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Liquidity and Going Concern

	2023	2024
	RMB	RMB
The Company incurred net income of	62,669	18,678
The Company incurred negative operating activities of	5,456	15,031
Working capital deficit	171,679	84,535
Accumulated deficit	601,566	580,854
Shareholders’ deficit	81,260	58,599

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company incurred negative operating activities of RMB15 million for the year ended September 30, 2024. Working capital deficit was RMB84.5 million as of September 30, 2024. Accumulated deficit was RMB580.86 million as of September 30, 2024. The Company funded these losses dependent upon:

(1)	its ability to obtain external financing; or
(2)	further implement management’s business plan to extend its operations and generate sufficient revenues to meet its obligations.

There are new hybrids completed variety trails and will be in the market this season. Besides the aforementioned cash inflows, the Company is also seeking funds from other resources including but not limited to licensing its core seed traits to its customers, applying for more government grants for research and development activities, pursuing other capital investment from investors and selling certain company assets. On August 21, 2024, the company and the investors signed a securities purchase agreement in 2024 to issue 1.25 million common shares to the investors, totaling US$ 2.55 million. The company received US$ 1.17 million in fiscal year 2024, and the remaining US$ 1.08 million is expected to be received in fiscal year 2025. The Company consistently reviews its working capital requirements.

Despite the Company’s effort to obtain additional funding and reduce operating costs, there is no assurance that the Company’s plans and actions will be successful. In addition, there can be no assurance that in the event additional sources of funds are needed they will be available on acceptable terms, if at all. The consolidated accompanying financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Convenience translation into United States dollars

The consolidated financial statements are reported in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2024 of RMB 7.0074 to US $1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

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

Accounts receivable

Accounts receivable is stated at the historical carrying amount net of an allowance for uncollectible accounts. An allowance for uncollectable accounts is established based on management’s assessment of the recoverability of accounts and other receivables. Judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. An allowance is provided for accounts when management has determined that the likelihood of collection is doubtful. The Group writes off accounts and contract receivables against the allowance when a balance is determined to be uncollectible.

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

Plant and equipment, net

Plant and equipment are recorded at cost less accumulated depreciation and amortization. Maintenance and repairs are charged to expense as incurred. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Plant and building	20-40 years
Machinery, equipment and others	10-15 years
Furniture and office equipment	5-8 years
Motor vehicles	5-10 years

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

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

Construction in progress

The company constructs certain of its property and equipment. Construction in progress represents the costs incurred in connection with the construction of property and equipment. Costs classified as construction in progress include all costs of obtaining the asset and bringing it to the location and in the condition necessary for its intended use. Construction in progress is transferred to specific property and equipment and depreciation of these assets commences when the assets are ready for their intended use.

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

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

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

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

In accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Company is a principal, that the Company obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Company is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, revenues should be recognized in the net amount for the amount of commission which the Company earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenue is recorded net of value-added taxes.

The Company recognizes product revenues on a gross basis as the Company is a principal because it controls the promised good or service before transferring it to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for fulfilling the promise to provide the product and service. 2) The Company bears the inventory risk. The Company will first indemnify customers for product damages and then request reimbursements from suppliers if the suppliers are determined to be responsible for the damages. 3) The Company has discretion in establishing the prices and control over the entire transaction.

Revenue is recognized at a point in time when the goods are transferred to customers, and no remaining performance obligation in future periods. The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

Government subsidies

	2022	2023	2024
Government subsidies received	—	1,145	510
Government subsidies recognized as other income	1,486	2,270	364

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

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based on the result of this analysis, the Company records an allowance for doubtful accounts RMB- nil- and RMB- nil- and RMB9,998, for the years ended September 30, 2022, 2023, and 2024, respectively.

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

Foreign currency translation

The functional currency of the Company excluding Agritech (Parent) and State Harvest is Renminbi. Monetary assets and liabilities denominated in currencies other than Renminbi are translated into Renminbi at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than Renminbi are converted into Renminbi at the applicable rates of exchange prevailing the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss).

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

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

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

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

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

Recently issued accounting pronouncements

●	In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, a final standard on improvements to income tax disclosures which applies to all entities subject to income taxes. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of the adoption of ASU No. 2023-9 on its consolidated financial statements.

The Company believes that other recent accounting pronouncement updates will not have a material effect on the Company’s consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

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
Aoyu, Shandong Aoruixinong, Henan Aoyu, Shandong Aoruixinong
(i)Other than typical transactions between related parties, the Company has entered into a Restructuring Agreement with three parties: Linze Fumin Industrial Investment and Development Co., Ltd. (Linze Fumin), Beijing Shihui, Linze Origin Seeds Ltd (Linze Origin) in April 2020. According to the Restructuring Agreement, Linze Origin, which is currently a wholly owned subsidiary of Beijing Shihui, would be restructured. At the result of the planned restructuring, Linze Fumin, an investment company owned by the Linze county government, and the Company would have 51% and 49%, respectively, of the ownership of Linze Origin. The restructuring would require the Company to repay the borrowing amounted to RMB27.0 million from Beijing Agriculture Finance Leasing, LLC.(“BAFL”) for Linze Origin and to offer a loan of RMB20.0 million to Linze Origin. As of September 30, 2024, the restructuring for Linze Origin is in process.
(1)Due from related parties, net of bad debt allowance

	2023	2024
	RMB	RMB

Linze Origin Seeds Ltd	45	45
Beijing Shihui	17,060	17,060
Shareholders (i)	5,336	2,842
Henan Yingde Agricultural Ltd.	—	—
Beijing Liantaide (ii)	9,046	1,186
Beijing Origin	450	—
The Company’s Chairman	5,999	4,607
The Close family of the Company’s Chairman	6	6
Total	37,942	25,746
Allowance for doubtful account	17,560	17,110
Due from related parties, net	20,382	8,636

Note (i): As of September 30, 2023 and 2024, the balance of due from shareholders include seed sales amounted RMB 15 and RMB 926, advances for business use amounted RMB 4,421 and RMB 1,514 and advances for purchases raw materials amounted RMB 900 and RMB -nil-, respectively.

Note (ii): As of September 30, 2024, the balance of due from shareholders are advances for purchases raw materials amounted RMB 9,046 and RMB 1,186, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

(2)	Due to related parties

	2023	2024
	RMB	RMB

Xinjiang Ginbo Seeds Center	54	—
Companies controlled by the Company’s directors (i)	1,721	1,680
Shareholders (i) (ii)	15,434	13,118
Beijing Origin (iii)	148,219	—
The Company’s Chairman	3,657	3,973
YingDe(i)	5,399	8,258
	174,484	27,029

Note (i): In the ordinary course of business, the Company purchases raw materials from and sells product to related parties, and related parties also provide cash to fund the Company’s operations.

Note (ii): As of September 30, 2023 and 2024, the balance of due to shareholders include borrowing amounted RMB 5,381 and RMB 6,836, which is unsecured, interest-bearing and repayable on demand, accrued interest amounted use amounted RMB 354 and RMB 1,140 and advances from shareholders of selling seed amounted RMB 9,699 and RMB 5,142.

Note (iii): In September 2024, the Company transferred all of its shares in Beijing Origin to BC - TID and Beijing Origin has ceased to be an associate of the Company.

(3)	Transactions with related parties
(a)	Sales to

	Year ended
	September 30,
	2022	2023	2024
	RMB	RMB	RMB
YingDe	1,818	6,384	—
Shareholders (i)	3,574	4,677	2,682
Henan Agriculture University	5	—	—
The close family of the Company’s Chairman	2,618	—	—
Liantaide	—	—	15
	8,015	11,061	2,697

Note(i): RMB 3,574, RMB4,677 and RMB2,682, or 7%, 5% and 2% of the Company for the year ended September 30, 2023 and 2024, respectively, are derived from shareholders and the sales price is market price.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

(b)	Purchase from

	Year ended
	September 30,
	2022	2023	2024
	RMB	RMB	RMB
YingDe	14,012	162	—
Liantaide	9,708	6,334	13,249
Close family of the Company’s Chairman	29	—	—
	23,749	6,496	13,249

(c)	Borrowing

	Year ended
	September 30,
	2022	2023	2024
	RMB	RMB	RMB
Shareholders (i)	2,682	3,229	935
	2,682	3,229	935

Note (i) : The borrowing interest rate is from 5.8% to 10% and repayable on demand.

(d)	Interest accrual

	Year ended
	September 30,
	2022	2023	2024
	RMB	RMB	RMB
NCI	272	468	444
	272	468	444

4.           ADVANCES TO SUPPLIERS

	September 30,
	2023	2024
	RMB	RMB
Prepayments for purchasing seed	67,048	61,086
Prepayments for purchasing package	163	175
Deposits for research and development fee	107	100
Others	4,299	3,715

	71,617	65,076

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

5.           INVENTORIES

As of September 30, 2023 and 2024, inventories are comprised of work in progress of RMB 13 million and RMB12.9 million, respectively. No inventories have been pledged as collateral for bank loans as of September 30, 2023 and 2024.

	September 30,
	2023	2024
	RMB	RMB
Raw materials	—	160
Finished goods	4,536	7,004
Work in progress	8,503	5,710

	13,039	12,874

6.           OTHER CURRENT ASSETS

	September 30,
	2023	2024
	RMB	RMB
Advances to staff for business use	1,756	642
Deposits for rental	—	13
Receivable from third parties(i)	9,823	3
Others	618	97

	12,197	755

Note (i) : As of September 30, 2023 and 2024, receivable from third party represents that loans to the third-party individual without interest. The Company made allowance for doubtful account of RMB -nil- and RMB 9.3 million for the years ended September 30, 2023 and 2024, respectively, which is due to the third party’s loss of repayment ability

7.           LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	September 30,
	2023	2024
	RMB	RMB
Land use rights	16,781	16,781
Accumulated amortization	(3,219)	(3,285)
Impairment provision	(10,304)	(10,304)
Land use rights, net	3,258	3,192

Land use rights have been pledged as collateral for bank loans as of September 30, 2024 and 2023 were RMB 10,304 and RMB -nil-, respectively.

The amortization expenses for the years ended September 30, 2023 and 2024 were RMB95 and RMB 66 respectively. The disposal of Beijing Origin led to decrease in Accumulated amortization.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

8.           PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2023	2024
	RMB	RMB
Plant and building	100,478	100,364
Machinery, equipment and others	70,398	77,377
Furniture and office equipment	12,035	10,737
Motor vehicles	3,735	3,735
Accumulated depreciation	(57,257)	(64,575)
Accumulated impairment	(110,537)	(110,537)
Construction in progress	2,250	11,200
Plant and equipment, net	21,102	28,301

The depreciation expenses for the years ended September 30, 2023 and 2024 were RMB 3 million and RMB 2.26 million respectively. The disposal of Beijing Origin led to decrease in accumulated depreciation.

As of September 30, 2024, the Company’s construction in progress represents that the corn processing equipment and storage equipment, which are expected to be completed by the end of December 31, 2025.

9.           LONG TERM INVESTMENTS

The Company owns 16.02% equity interest in Jilin Jinong Hi-tech Development Shares Co. Ltd. (“Jinong”) and accounted for the equity investment without readily determinable fair value (previously known as cost method investment) as of September 30, 2023 and 2024.

The Company owns 20% equity interest in Nianfeng Minfu (Beijing) Agricultural Science and Technology Development Co., Ltd. (“Nianfeng Minfu”)

The Company owns 48.27% equity interest in Beijing Origin which deconsolidated during fiscal year 2023 and changed to equity method investment. In September 2024, the Company disposed off this investment for a net consideration of RMB132.3 million and recorded the gain amounted RMB65 million in consolidated statements of operations and comprehensive income (loss). The carrying amount of this equity accounted investee as on the date of transaction was RMB67.3 million.

The Company recorded an impairment on cost method investment of RMB17.2 million, RMB 18.7 million and RMB 18.9 million on its equity investment without readily determinable fair value for the years ended September 30, 2023 and 2024, respectively. The impairment of long-term investment is RMB1.5 and RMB0.2 million.

	September 30,
	2023	2024
	RMB	RMB
Cost method investment	18,921	18,921
Equity investment(i)	66,448	—
Impairment on cost method investment	(18,721)	(18,921)
	66,648	—

Note (i) : It is represents that the cost method investment amounted RMB 37.66 million and fair value adjustment amounted RMB 28.79 million as of September 30, 2024 disclosed in Note 20. In September 2024, the Company transferred all of its shares in Beijing Origin to BC – TID, which led to decrease in equity investment.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

10.         ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	September 30,
	2023	2024
	RMB	RMB
Technology rights for licensed seeds	72,748	72,748
Distribution network	4,739	4,739
	77,487	77,487
Accumulated amortization	(73,877)	(73,877)
Impairment provision	(3,610)	(3,610)

Acquired intangible assets, net	—	—

Amortization expenses for the years ended September 30, 2023 and 2024 were RMB 0.79 million and RMB -nil- respectively.

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights are amortized over an average usage period of 3 to 20 years and are charged to general and administrative expenses.

11.         LEASES

As of September 30, 2024, the Company’s operating lease right of use assets and operating lease liability are RMB321 and RMB128, respectively. The weighted-average remaining lease term is 1.5 years and the weighted-average discount rate is 4.2%.

The following table summarizes the components of lease expense:

Year ending
September 30,
2024
RMB
Operating lease cost	113
Short-term lease cost	1,037
Total	1,150

As of September 30, 2024, the Company was obligated under the maturity of operating lease liabilities as follows:

Year ending September 30,	RMB
2025	65
2026	65
2027	—
2028	—
Total undiscounted future minimum lease payments	130
Less: Amounts representing interest	2
Total present value of operating lease liabilities	128

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

12.         BORROWINGS

Borrowings consisted of the following:

	September 30,
	2023	2024
	RMB	RMB
Borrowing from Agricultural Bank of China under Xinjiang Origin, due on September 24, 2025 with annual interest rate of 3.35%, secured by Xinjiang Origin’s properties and land use right	—	4,950
Interest-free borrowing from Beijing Changping Technology Development Co. Ltd.(“BC-TID”)	—	—
Long-term borrowings	—	—

13.         OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,
	2023	2024
	RMB	RMB
Payable for purchase of plant and equipment	1,000	622
Professional fee payable	1,580	4,751
Salaries and bonus payable	7,626	12,360
Accrued interest	—	398
Deferred government subsidies	363	363
Payable for penalty	—	6,483
Payable for third party (i)	4,230	12,424
Borrowing for third party (i)	—	18,624
Stock issuance and options	—	8,202
Others	3,146	44
	17,945	64,271

Note (i): As of September 30, 2024, payable and borrowing for third party represents that third party provide cash to fund the Company’s operations, RMB16,8 million of which was belong to borrowing from Beijing Origin under Origin Biotechnology, due on August 6, 2025 with annual interest rate of 4.6%,secured by the Company’s Chairman.

14.         OTHER LONG-TERM LIABILITY

In fiscal year 2024, the Company did not receive government subsidies from the local PRC government for equipment projects. The non-current portion of such government subsidies are recorded as long-term liability, which will be amortized over the estimated useful lives related to the plant and equipment and land use right. The increase in deferred government subsidies was due to reclassification from other payable account.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

15.         STOCK-BASED COMPENSATION

On Jan 3, 2022 the Company granted its employees options to purchase 40,000 ordinary shares at the price of US$7.23. On May 22, 2023, the Company granted its employees options to purchase 38,000 ordinary shares at the price of US$6.79. On March 1, 2024, the Company granted its employees options to purchase 20,000 ordinary shares at the price of US$2.15.

All the options have an expiration date that is 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 5 years. -nil- and -nil- options under the 2009 Plan, and 224,700 and 187,000 options under the 2014 Plan, 3,600 and 5,600 options under the 2021 Plan were outstanding as of September 30, 2023 and 2024, respectively.

All the option awards have an exercise price of US$2.1 to US$20.7 and expire 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 10 years.

For the options outstanding at September 30, 2023 and 2024, the weighted average remaining contractual lives are–nil- and -nil- years, respectively.

The Company recorded share-based compensation expense for share options of RMB 1.16 million and RMB0.3 million for the years ended September 30, 2023 and 2024 respectively. As of September 30, 2023 and 2024, there were RMB-nil- million and RMB-nil- of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the 2014 Plan.

Under the term of the 2014 Plan, on March 1, 2018, June 1, 2018 and September 1, 2018 the Company granted total of 22,500 restricted shares to its management at an aggregate value of US$167,925, based on the stock closing price of US$8.6, US$7.2 and US$6.6 at March 1, 2018, June 1, 2018 and September 1, 2018, respectively. The vesting period of these shares was 1 year from the grant date, which is March 1, 2019, June 1, 2019 and September 1, 2019, respectively. The Company issued a total of 320,000 restricted shares to its management and employees during the year ended September 30, 2020. The Company issued a total of 240,000 restricted shares to its management and employees during the year ended September 30, 2024.The Company recorded share-based compensation expense for restricted shares of RMB -nil- and RMB 4.93 million for the years ended September 30, 2023 and 2024, respectively.

During the fiscal year ended September 30, 2020, we awarded an aggregate of 30,000 treasury stock shares to its employees and recorded share-based compensation expense of RMB1,595, and resulted in decrease RMB7,212 cost of treasury stocks.

During the fiscal year ended September 30, 2022, we awarded an aggregate of 14,386 treasury stock shares to its employees, and resulted in decrease RMB4,223 cost of treasury stocks. We didn’t award any treasury stock shares in the fiscal year ended September 30, 2024.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

A summary of the stock option activity under the 2009 and 2014 Plans is as follows:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	15	16	17	18	19	20	21	22	23	24	25
	January 3,	October 2,	December 22,	January 2,	March 1,	January 2,	January 2,	April 14,	January 3,	May 22,	March 1,
Grant date	2017	2017	2017	2018	2018	2019	2020	2021	2022	2023	2024

Outstanding as of September 30, 2021	18,000	—	1,800	19,000	20,000	36,000	38,000	139,070	—	—	—
Number of options granted	—	—	—	—	—	—	—	—	40,000	—	—
Options exercised	—	—	(1,000)	—	—	—	—	(15,510)	—	—	—
Options cancelled/expired	(4,000)	—	(800)	—	—	—	—	—	—	—	—
Outstanding as of September 30, 2022	14,000	—	—	19,000	20,000	36,000	38,000	123,560	40,000	—	—
Number of options granted	—	—	—	—	—	—	—	—	—	36,000	—
Options exercised	—	—	—	—	(10,503)	—	—	—	—	—	—
Options cancelled/expired	(14,000)	—	—	(19,000)	(5,497)	—	—	(14,860)	(2,000)	—	—
Outstanding as of September 30, 2023	—	—	—	—	4,000	36,000	38,000	108,700	38,000	36,000	—
Number of options granted	—	—	—	—	—	—	—	—	—	—	20,000
Options exercised	—	—	—	—	—	—	—	—	—	—	—
Options cancelled/expired	—	—	—	—	—	(36,000)	—	(1,700)	—	—	—
Outstanding as of September 30, 2024	—	—	—	—	4,000	—	38,000	107,000	38,000	36,000	20,000
Options vested and exercisable	—	—	—	—	—	—	—	—	—	—	—
At September 30, 2022	14,000	—	—	19,000	20,000	36,000	38,000	123,560	40,000	—	—
At September 30, 2023	—	—	—	—	4,000	36,000	38,000	108,700	38,000	36,000	—
At September 30, 2024	—	—	—	—	4,000	—	38,000	107,000	38,000	36,000	20,000
Weighted average fair value at the grant date (US$)	4.0	7.7	4.4	5.1	5.1	4.0	2.5	12.5	5.4	4.6	2.1

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	15	16	17	18	19	20	21	22	23	24	25
Exercise price (US$)	20.7	16.5	8	9.1	8.2	5.19	5.3	15.85	7.23	6.79	2.15
Average risk-free interest rate	1.94%	1.94%	2.26%	2.25%	2.58%	2.49%	1.67%	0.87%	1.37%	3.77%	4.17%
Expected option life (year)	5	5	5	5	5	5	5	5	5	10	5
Volatility rate	63.87%	52.40%	63.20%	64.60%	68.20%	103%	52.60%	109.90%	100.95%	73.64%	96.80%
Dividend yield	—	—	—	—	—	—	—	—	—	—	—

The aggregate intrinsic value as of September 30, 2024, 2023 and 2022 is US$18, US-nil- and US$319, respectively.

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

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

During the fiscal year ended September 30, 2023, there was cash dividend to NCI of US$27,856 (RMB 200,000).

During the fiscal year ended September 30, 2024, there was capital contribution from NCI of US$1,427 (RMB 10,000).

During the fiscal year ended September 30, 2024, there was cash dividend to NCI of US$0.2 million (RMB 1.42 million).

17.         RENTAL INCOME

The Company has been renting its headquarters building and manage the property over the years. In May 2020, the Company entered into lease agreements with BC-TID. and leased the whole building of Beijing Origin located in Changping District, Beijing 102206, China from May 1, 2020 to April 30, 2040. The Company classify the lease as an operating lease and recognize rental income on a straight-line basis. Rental income amounted to RMB10.6 million, RMB10.6 million and RMB-nil- million for the years ended September 30, 2022, 2023 and 2024, respectively.

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

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2024, the management considered that the Company had no uncertain tax positions affected its consolidated financial position. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

The principal components of the deferred income tax assets are as follows:

	September 30,
	2023	2024
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	40,621	33,358
Impairment loss	35,119	35,215
Others	18,933	21,360

Non-current deferred income tax assets	94,673	89,933
Valuation allowances	(94,673)	(89,933)

Net non-current deferred income tax assets	—	—

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2023 and 2024.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

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

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended
	September 30,
	2023	2024
	%	%
Statutory rate	25	25
Effect of preferential tax treatment	—	—
Change in valuation allowance	(25)	(25)
Over provision in prior year	—	—

Effective income tax rate	—	—

19.         INCOME/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year ended
	September 30,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net income (loss) attributable to Origin Agritech Limited	(6,265)	55,332	20,712

Denominator:
Average common stock outstanding - Basic	5,773,094	6,546,153	6,459,189
Average common stock outstanding - Diluted	5,773,094	6,562,278	6,465,370

Basic and Diluted Per Share Data:
Basic income (loss) per share attributable to Origin Agritech Limited:	(1.09)	8.45	3.21
Diluted income (loss) per share attributable to Origin Agritech Limited:	(1.09)	8.43	3.20

For the years ended September 30, 2022, the effect of the outstanding options was anti-dilutive.

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

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

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

The Company recognized a disposal gain of US$5.67 million(RMB40.74 million) as a result of the deconsolidating Beijing Origin and US$4.01 million(RMB28.79 million) of the gain is attributable to the 48.27% ownership interest retained in Beijing Origin, respectively, and such gain was recorded in “Other non-operating income (expense),net” in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2023.

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

21.         EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB1.28 million, RMB 1.7 million and 1.38 million RMB for the years ended September 30, 2022, 2023 and 2024, respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, Origin Biotechnology, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. No appropriation has been made for the years ended September 30, 2023 and 2024. On the other hand, the amount set aside as of September 30, 2023 and 2024 were RMB15,133 and RMB 3,304.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

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

After Origin appealed the decision from the local court in Neixiang County, the Intermediate People’s Court of Nanyang City (a higher-level court over Neixiang County People’s Court) decided on December 14, 2023 to revoke the judgement of Neixiang Contry People’s Court. Yingdafeng has withdrawn the lawsuit and reached a settlement, and the case has been closed in April 2024.

Feng Peizhi, a former employee of the company, requested the Company to compensate the disability allowance of RMB1.68 million from 2008 to 2023. On September 26, 2024, Beijing Haidian District Labor Arbitration Commission made labor arbitration and supported Feng Peizhi's request. The company appealed to the court in October 2024, and the case was awaiting the first trial, and the Company has accrued liabilities of RMB 3 million.

Hebei Zhaoyu Breeding Industry Group Co., Ltd. believed that the corn seed Liyu 16 sold by Hubei Aoyu infringed its plant new variety rights of corn seed Liyu 88. In April 2024, the Intermediate People’s Court of Lanzhou City, Gansu Province, judged that Hubei Aoyu infringed, and the Hubei Aoyu was required to pay RMB 3 million of economic losses. Hubei Aoyu has applied for a second trial to the Intellectual Property Court of the Supreme People’s Court in August 2024, and the second trial has not yet been pronounced, and the Company has accrued liabilities of RMB 3 million.

Capital commitment

As of September 30, 2023 and 2024, capital commitments for the purchase of construction in progress were RMB 0.11 million and RMB 4.92 million respectively.

23.         OPERATING RISK

Concentrations of customers and risk

During the fiscal year 2024, our largest and second largest customers represented approximately 36.4% and 17.7% of total consolidated revenues.

During the fiscal year 2024, our largest and second largest suppliers represented approximately 14% and 8% of total consolidated revenues.

Interest risk

The interest rate and term of repayment of other borrowing is 6.0%, which are fixed at the inception of the borrowing. Other financial assets and liabilities do not have material interest rate risk.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

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

24.         SUBSEQUENT EVENTS

The Company evaluated all events and transactions from October 1, 2024 up through February 10, 2025, which is the date that these consolidated financial statements are available to be issued, there were no other material subsequent events that require disclosure in these consolidated financial statements except below:

On October 1, 2024, the Company terminated VIE arrangement with Baodao Origin which has controlling interests in Shihezi Baodao. This would result in Baodao Origin and Shihezi Baodao being deconsolidated for financial statement purposes.

25.         RESTRICTED NET ASSETS OR CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which, as of the end of the most recent fiscal year, may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company, Origin Agritech Limited, has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

Origin Agritech Limited’s share of income and losses from its subsidiaries is reported as incomes from subsidiaries in the accompanying condensed financial information of parent company.

Origin Agritech Limited is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, as a result is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the audited consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

The Company did not pay any dividend for the periods presented. As of September 30, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB45,457, RMB45,457 and RMB 46,078 as of September 30, 2022, 2023 and 2024, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEET

	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3,952	3,202	457
Other receivables	619	—	—
Due from inter-companies	237,923	237,293	33,863
Due to related parties	4,294	2,943	420
Total current assets	246,788	243,438	34,740
Investment in unconsolidated subsidiaries	(302,606)	(256,294)	(36,575)
Total assets	(55,818)	(12,856)	(1,835)
LIABILITIES
Current liabilities
Other payables	1,580	18,435	2,631
Total current liabilities	1,580	18,435	2,631
Total liabilities	1,580	18,435	2,631
Total shareholders’ deficit	(57,398)	(31,291)	(4,466)
Total liabilities and shareholders’ deficit	(55,818)	(12,856)	(1,835)

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year ended September 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Revenues	—	—	—	—
Operating expenses
General and administrative	(5,246)	(5,019)	(16,267)	(2,321)
Loss from operations	(5,246)	(5,019)	(16,267)	(2,321)
Equity method loss	(1,004)	60,354	36,984	5,278
Interest expense	(15)	(3)	(5)	(1)
Loss (income) before income taxes	(6,265)	55,332	20,712	2,956
Income tax expense	—	—	—	—

Net loss (income)	(6,265)	55,332	20,712	2,956
Other comprehensive loss
Foreign currency translation difference	447	(214)	172	25
Total comprehensive loss (income)	(5,818)	55,118	20,884	2,981

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended September 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Net cash used in operating activities	(4,567)	(19,864)	(20,945)	(2,989)
Net cash provided by financing activities	1,614	17,636	20,023	2,857
Net decrease in cash and cash equivalents	(2,953)	(2,228)	(922)	(132)
Cash and cash equivalents, beginning of year	8,900	6,394	3,952	564
Effect of exchange rate changes on cash and cash equivalents	447	(214)	172	25
Cash and cash equivalents, end of year	6,394	3,952	3,202	457

BASIS OF PRESENTATION

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.