Form 20-F/A
period 2024-09-30
Origin Agritech LTD
filed 2025-04-11
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F / Amendment No. 1

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

Origin R&D Center, Shuangbutou Village

Xushuang Road, Songzhuang Town

Tongzhou District, Beijing China 101119

(Address of principal executive offices)

Mr. Weibin Yan

Origin R&D Center, Shuangbutou Village

Xushuang Road, Songzhuang Town

Tongzhou District, Beijing China 101119

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

4.Origin BioScience Limited, a company formed in the British Virgin Island.

●	“last year,” “fiscal year 2024,” “the year ended September 30, 2024” and “the fiscal year ended September 30, 2024” refer to the twelve months ended September 30, 2024, which is the period covered by this Annual Report;
●	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate;
●	“China” or “PRC” refers to the mainland of People’s Republic of China and any current or future operations in Hong Kong;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and
●	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares.

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

We and the VIEs face various legal and operational risks and uncertainties related to doing business in China. Origin and the VIEs are subject to complex and evolving PRC laws and regulations as a result. For example, we and the VIEs face risks associated with regulatory approvals of offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. We currently have the following business operational approvals to operate our business: (i) Seed Production and Operation License, held by Xinjiang Originbo Seed Limited; and (ii) for the issuance of securities to foreign investors, we will need to file a report with the CSRC within 3 business days after the closing of each issuance. We believe we have all required operational and securities issuance approvals to operate our business and to be able to issue securities to investors, based on our consultations with King & Wood Mallesons, our counsel in the PRC, and in particular the requirements to comply with the China Securities Regulatory Commission (“CSRC”) and the Cyperspace Administration of China (“CAC”). If we do not have the required approvals or fail to complete the required filings, because we could not obtain them, they were cancelled or we inadvertently omitted getting them, generally we would experience a material adverse change in our operations and the value of the ordinary shares of the parent holding company. Additionally, (i) if we produce or sell seed without obtaining the Seed Production and Operation License, we may be ordered to rectify our licensure, our seed and illegal gains may be confiscated, we may be subject to fines of 3,000 RMB to 30,000 RMB if the market value of illegal seeds is less than 10,000 RMB, or be subject to fines of three times to five times of the market value of the seeds if the market value of illegal seeds is more than 10,000 RMB, and our Seed Production and Operation License may be revoked, and (ii) if we fail to file with the CSRC for our issuance of securities, (a) we may be subject to an order of rectification, be subject to warning letters, and subject to fines of 1 million RMB to 10 million RMB, and the responsible person in charge and other responsible person may be subject to warning letters and fines of 500,000 RMB to 5 million RMB, and (b) limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. Any of these issues may also result in limiting the ability of the Company to maintain the listing of the ordinary shares on a securities exchange in the United States and in other capital markets.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings letters, and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the China domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; or (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of its offering and listing on a different market. If an overseas listed company purchase PRC domestic assets through a single or multiple acquisitions, share swaps, share transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof.

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

VIE Structure Evaluation

The consignment agreement, or VIE, structure that we have, provides contractual opportunity for foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. For example, foreign ownership in food production and GMO seed related businesses is subject to significant regulations in China. For accounting purposes, we receive the economic benefits of Hainan Aoyu and its subsidiaries, and Baodao Origin and its subsidiary, in part, through certain contractual arrangements. Such contractual arrangements enable us to consolidate the financial results of the VIE and its respective subsidiaries in our consolidated financial statements under US Generally Accepted Accounting Principles, or GAAP, which VIE structure involves unique risks to investors. Our ordinary shares are shares of Origin, the holding company in the British Virgin Islands, instead of shares of our PRC subsidiaries or the VIEs or their respective subsidiaries in China. As of the date of this report, the contractual arrangements have not been tested in court in either the PRC or the United States. Neither the investors in the holding company nor the Company have a full equity ownership in, direct foreign investment in, or control as effective as equity ownership of, the VIEs.

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

Selected Condensed Consolidated Financial Information

The following table presents our condensed consolidating schedule of financial position for our top-tier holding company, Origin Agritech Limited, our wholly-owned subsidiaries that are the primary beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries that are not VIEs (the “Other Subsidiaries”), and VIEs and their subsidiaries that we consolidate as of the dates presented were as follows:

(1) Parent: Origin Agritech Limited (BVI);

(2) Other subsidiaries that are equity owned: OAL SMY Limited (United States), Beijing Aoyu Science Development Limited; Origin BioScience Limited; Beijing Origin State Harvest Biotechnology (PRC) and its partly owned subsidiaries Anhui Aoyu, Henan Aoyu, Hubei Aoyu, Shandong Aoruixinong, Xuzhou Aoyu;

(3) Primary Beneficiary of VIE: State Harvest Holdings Limited (BVI); and

(4) VIE and VIE subsidiaries : Hainan Aoyu Biotechnology Limited (PRC) and Xinjiang Originbo Seed Limited (PRC) and Beijing Origin Agriculture Limited (PRC); and Henan Baodao Origin Agriculture (PRC) and Shihezi Baodao Agriculture (PRC).

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

●	We operate a portion of our businesses through a VIE structure, which means investors ultimately may be found not to own a part of our business. There are many risks associated with a VIE structure, which are explained at length herein.
●	Aspects of our business are conducted under technical service agreements and other contractual arrangements, which may not provide the business results and assurances we expect from our contract partners.
●	Our auditor has issued their opinion with a going concern qualification. We expect to need working capital from time to time in the future; we have no assured means of raising capital.
●	We need to continue to develop new seed traits to maintain our biotech pipeline of products. If we do not develop new products and keep up with industry trends, our business will experience setbacks.
●	Although we believe there is a significant, encouraging change in the regulatory approach to GMO seed products in the PRC, these changes are recent, and there still is uncertainty about full government acceptance and consumer acceptance of GMO seed products.
●	Development of aspects of our business is through joint ventures. Therefore, we rely on others to help us develop our business; we may not be able to maintain these relationships or control our business partners cooperation.
●	We face competition from many sources, including traditional seed products and international competition in the GM seed market.
●	To maintain our product integrity, we must protect our intellectual property rights and the quality of our products in the market place.
●	We operate in a regulated industry, therefore if we do not comply with the different applicable laws and regulations, our business may be impaired and we may suffer economic disruption and penalties.
●	As a foreign private issuer, you may not be able to enforce rights common to investors in companies based in or founded in the United States. Also, under SEC and Nasdaq rules, we do not have to provide in our reports certain corporate governance information and provide investor protections at the level of a United States based reporting company.
●	The trading of our ordinary shares on Nasdaq is inconsistent. You may not be able to effect transactions in your shares at a posted price or in the quantity you desire.

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

The reports on our financial statements for the fiscal years ended September 30, 2022, 2023 and 2024, included in this Annual Report on Form 20-F, contain a going concern statement. During fiscal years 2022, 2023 and 2024, we raised capital through the sale of our ordinary shares under an at-the-market arrangement, a self-sell registered transaction and a private placement. Notwithstanding this additional capital, based on our financial resources and our planned operations, we will need to obtain capital to continue our business as planned, for which we do not have any long term arrangements, and/or generate increased revenue from operations to cover our expenses, of which we cannot be certain. If we are unable to fund our operations, we may have to curtail substantial parts of our business operations or cease our business operations. Investors should evaluate their investment in the Company based on these financial uncertainties.

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

Genetically modified seed products are controversial; thus genetic modification has not yet been accepted in many countries throughout the world. The Chinese government has only recently begun to issue GM crop safety certificates for eventual commercial cultivation of GM seeds. The Chinese government is encouraging food independence as a country, and we believe that it will increasingly favor GM food products as these products provide better yield and can accommodate climatic changes. Consumer reaction to GM products is also becoming a factor in the overall approval process and the ability of companies, such as ours, to sell or license our GM products. Food related GM products have had limited approvals in China, and Chinese consumers continue to be reluctant to embrace GM food products and food using GM products in production. The relative novelty and the potential uncertainty in the government regulation of genetic technology and ultimate consumer acceptance will influence our business development strategy and research activities and may cause us to re-evaluate our development programs for developing new seeds.

The government may not approve or may limit commercialization of genetically modified corn products, which could have an adverse impact on the future of the company.

Even though we believe biotechnology is important in agricultural applications in China, and the Chinese government has supported and approved some uses of genetically modified seeds, we cannot predict whether or when the government will approve the full commercialization of GM seeds, including genetically modified corn such as we develop. We have received research grants in the past that are related to our GM research, which we believe demonstrates support for at least some GM seed use in the future. Notwithstanding expressions of government support, it is still possible that the government may not approve the full commercialization of GM seeds, including GM corn, and it may even ultimately conclude to limit or ban commercialization and/or research relating to genetically modified corn and other seed products. Local governments in China may also seek to evaluate GM seed products and issue their own interpretations and regulations. Any of these actions could have an adverse impact on our future development, and we would not be able to recover our research and development costs spent on developing biotechnology products.

Any sales or operations outside China will be subject to foreign regulatory and legislative requirements, and it will be costly to comply with those regulatory requirements. If we are unable to meet these requirements, we will not be able to distribute our products.

Although we are not currently making any sales outside of China, foreign regulatory and legislative requirements will impact the development and distribution of our seed products in the global market. Certain markets require rigorous testing and pre-approval prior to a market release of the GM seeds. For example, prior to the entry into the United States market, importers of non-United States seeds will need to obtain regulatory approval from various federal and state governmental agencies. The United States Department of Agriculture must determine if there are any “plant pest” issues with the specific crop and traits. Further, some products may have to be submitted to the US Environmental Protection Agency (the “EPA”) to determine if there are any pesticide-related traits that are subject to regulation. There may also have to be submitted a Microbial Commercial Activity Notice (MCAN) to the EPA, which includes detailed information describing the seed’s characteristics and genetic construction, health and environmental effects, and other data, before GM seeds can be used in the United States for commercial purposes. Finally, even if a seed product has the required certificates and permits, there will be continuous Food and Drug Administration (“FDA”) regulation compliance about food safety, which place responsibility on the seed producer to assure the safety of the GM seed in the food chain and proof that GM crop seeds are “substantially equivalent” to non-modified versions of the seed. In the United States, there is also substantive state regulations applying to seeds: for example, some states have required specific labeling, banned planting and cultivation, and imposed additional certification requirements for use of GM seeds. These types of central and local government regulation and restrictions exist in many other countries around the world.

Obtaining and maintaining permits and certificates for production and sales, and obtaining and maintaining testing, planting and import approvals for our GM seeds, can be time-consuming and costly, with no guarantee of success. In addition, regulatory and legislative requirements may change over time which may affect sales and profitability in those markets. The failure to receive necessary permits or approvals could have long-term effects on our ability to enter foreign markets.

Joint ventures, partnerships, and companies with which we will engage for various aspects of our business present several challenges that could have a material adverse effect on our business and results of operations and cash flows.

We use  joint ventures in China for our seed business and, as part of our business strategy, we may enter into other joint ventures or similar transactions. These transactions typically involve a number of risks and present financial, managerial and operational challenges, including the existence of unknown potential disputes, liabilities or contingencies that arise after entering into the joint venture related to the counterparties to such joint ventures. We could experience financial or other setbacks if transactions encounter unanticipated problems due to challenges, including problems related to execution or integration. Any of these risks could reduce our revenues or increase our expenses, which could adversely affect our results of operations and cash flows.

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

We operate in an evolving market.

Some aspects of our business and prospects depend on the continuing development and growth of e-commerce in China as well as the expansion of the communication network of rural China, and the continuing modernization of rural logistics system, which are affected by numerous factors and not within our control. Furthermore, product quality, user experience, technological innovations, development of internet and internet-based services, and the regulatory environment and macroeconomic environment are also important factors that have the potential to affect our business and prospects. The markets for our products, particularly our genetically modified seeds, are relatively new and rapidly developing and are subject to significant challenges. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the e-commerce industry, particularly in the use e-commerce platforms in rural China, rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve. If we cannot successfully access e-commerce platforms to address markets in rural China or maintain and grow our customer base once platforms are available, our business, financial condition and results of operation may be materially and adversely affected.

The degree of public acceptance or perceived public acceptance of our biotechnology products can affect our operations.

Although all genetically modified products must go through rigorous testing, some opponents of technology consistently attempt to raise public concern about the potential for adverse effects of genetically modified seed products on human or animal health, other plants and the environment. Public concern can affect the timing of, and whether we are able to obtain, government approvals. Even after approvals are granted, public concern may lead to increased regulation or legislation, which could affect our business and operations, and may adversely affect sales of our products to farmers, due to their concerns about available markets for the sale of crops or other products derived from biotechnology.

The seed production business is competitive both in China and throughout the rest of the world.

All levels of the seed development, marketing and distribution business are competitive throughout the world, dominated by a limited number of companies. Increasingly, foreign seed producers are entering the China market with their seed products. In addition to international competitors, we also face China based competition from many seed producers who deploy both traditional seed development methods and more advanced technologically oriented seed producers. Pricing of seed products, which favor the less expensive traditional seeds, is also an issue for those producers of technologically advanced seeds and GM seeds, such as us. To the extent we are uncompetitive, our business will be adversely affected and our financial results negatively impacted.

The global competition in biotechnology will affect our business.

We believe we are a leader in corn seed biotechnology in China since we have been conducting our proprietary biotechnology research program for many years and have an internal biotech research center. However, as multinational corporations engaged in the crop seed business expand into the agricultural market in China, we anticipate that they will have a greater portfolio of seed products and more advanced seed technologies than us. Major multinational competitors have a long history in the research and commercialization of their products, sophisticated marketing capabilities, and strong intellectual property estates, all of which may give them competitive advantage over us. Any of these competitive advantages could cause our existing or future products to become less competitive or outdated, and adversely affect our product acceptance in the marketplace and our results of operations.

We face significant international competition in the GM seed market and the competition may affect our overall sales.

The GM seed market outside China is highly competitive, dominated by a limited number of major, multi-national companies. Compared to us, these companies have greater experience of the GM market and substantially greater resources in the research and development of plant biotechnology. These companies also have substantial production facilities for crop seeds. In addition, they have established a market presence, have obtained significant patent protection for their seeds, and have built up their brand reputation and distribution networks globally. For example, in the United States, Monsanto (Bayer) and Corteva Agriscience, dominate the GM corn seed market with an estimated 70% of that market. These companies’ extensive GM portfolio of seeds and their success in developing new traits in the seeds could render our existing products less competitive within the China markets, resulting in reduced sales and licensing opportunities compared to our expectations.

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

We may not be able to maintain our market advantage by improving our GM seeds to meet the needs of the market.

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

It continues to be difficult to predict how our continuing seed business will develop over the long term. Accordingly, we are still facing all the risks and uncertainties encountered by companies in the earlier stages of development, such as:

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

If we are not able to meet the challenges of our businesses and manage our business plan, the likely result will be slowed growth, lower margins, additional operational costs and lower income, any of which will affect shareholder value.

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

From time to time, we must evaluate whether to discontinue a line of business or an expansion effort, which if discontinued could have an adverse impact on our financial position.

From time to time, we evaluate whether to continue a particular line of business or an expansion effort. In the past we implemented restructuring programs to modify or eliminate our activities in agricultural chemicals and cotton seed development, sales centers, seed distribution and other unprofitable activities. Whenever a company undertakes to discontinue a line of business, there are expenses associated with the sale or closing of those related operations, which are reflected in the accounting for discontinued operations. The actual and accounting costs for discontinued operations may have an adverse effect on the financial position of the company in the period of discontinuation, which may result in an adverse market reaction and decline in our stock price.

We or our licensors may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us or our licensors, may materially disrupt our business.

We cannot be certain that our licensed or self-developed proprietary seed products and any other intellectual property that we develop, or use do not or will not infringe the intellectual property rights held by third parties. We, or any of our licensors, may be subject to legal proceedings and claims from time to time related to the intellectual property of others. If we, or any of our licensors, are found to have violated the intellectual property rights of others, we may be required to pay damages and be enjoined from using such intellectual property, and we may incur new or additional licensing fees if we wish to continue using the infringing products or be forced to develop or license alternative products. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.

Efforts to protect our intellectual property rights and to defend ourselves against claims can increase our costs and may not always succeed. Any failures could adversely affect our sales and results of operations or restrict our ability to conduct our business.

Intellectual property rights are important to our business, as our seeds depend on long and complicated development processes. In our experience, the seed markets in China have substantial counterfeiting, and we believe many other kinds of agricultural products also are subject to counterfeiting. Overall, we plan to obtain and protect our intellectual property rights and those to which we have intellectual property rights of use and distribution. However, we may be unable to obtain protection for our intellectual property. Even if protection is obtained, competitors, growers or others in the chain of commerce may raise legal challenges to our rights or illegally infringe our rights, including through means that may be difficult to prevent, detect or defend. In addition, because of the rapid pace of technological change and the confidentiality of patent applications in some jurisdictions, competitors may be issued patents from applications that were unknown to us prior to issuance. These patents could reduce the value of our commercial or pipeline products and services or, to the extent they cover key technologies on which we have unknowingly relied, require that we obtain licenses at a financial cost to us or cease using the technology, no matter how valuable the patents may be to our business. We cannot assure you that we will be able to obtain such licenses on acceptable terms. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. There is a risk that the outcome of such potential litigation may not be in our favor. Such litigation may be costly and may divert management attention as well as consume other resources which could otherwise be devoted to our business. An adverse determination in any such litigation will impair our intellectual property rights and harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs due to lack of this kind of insurance being available in China, and we would have to bear all the costs arising from such litigation to the extent we are unable to recover such costs from other parties. The occurrence of any of the foregoing may harm our business, results of operations and financial condition.

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

We may be exposed to product quality claims, which may cause us to incur substantial legal expenses and, if determined adversely against us, may cause us to pay significant damages.

The performance of our seeds depends on climate, geographical areas, cultivation method, farmers’ degree of knowledge and other factors in addition to genetic traits and the quality of our seeds. Natural disasters may also affect the performance of our seeds, particularly when farmers are not able to timely and effectively respond to a disasters. Furthermore, the cultivability of some farmland is deteriorating because of toxic and hazardous materials resulting from farmers’ overuse of chemical herbicides and pesticides and the fall-out from other sources of environmental pollution. These factors generally cause underproduction, but farmers may attribute underproduction to seed quality. We may be subject to legal proceedings and claims from time to time relating to our seed quality. The defense of these proceedings and claims can be both costly and time consuming and may significantly divert efforts and resources of our management personnel. An adverse determination in any such proceeding could subject us to significant liability and damage our market reputation and prevent us from achieving increased sales and market share. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase of our products.

We have limited business insurance coverage in China.

PRC insurance companies do not offer extensive business insurance products. As a result, we have very limited business liability insurance, business disruption insurance, or product liability coverage for our operations in China. We have determined that the difficulties associated with acquiring such insurance on commercially acceptable terms make it impractical for us to obtain such coverage. Most likely we would bear the effects of any business disruption, litigation or natural disaster resulting in our incurring substantial costs and the diversion of our resources and could adversely affect our operations and financial condition.

Risks relating to doing business in China

If we do not comply with PRC regulations, we may not be able to operate our business or we may be fined, both of which would adversely affect our business, operations and revenues.

The PRC has many regulations relating to the seed business and internet sales business. These laws and regulations have undergone substantial changes in recent years, resulting in substantially greater regulation and rules that we must adapt to and follow. Seed products must be licensed and undergo a stringent review process before they may be sold in the PRC. Environmental regulation in the future may be potentially concerned with the development, growing and use of GM seed products. Seed development companies also have requirements for their facilities, personnel and investment. The internet sales business has evolving operating, consumer protection and privacy regulations. We believe we currently have all the necessary licenses for our businesses, and that we are in compliance with the other applicable laws and regulations. If we are not in compliance, we may be fined or lose the ability to sell a particular seed or operate our business altogether. If the fines are substantial or if our ability to sell or operate is withdrawn, this will result in additional costs or a loss of revenues and could prevent us from continuing as an operating business.

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

We could face adverse tax consequences if the PRC tax authorities determine that our technical service agreements between Origin Biotechnology and the other PRC operating subsidiaries (and possibly our former subsidiaries), were not entered into based on arm’s length negotiations. If the PRC tax authorities make that determination, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recorded by the operating subsidiaries, which could adversely affect us by:

●	increasing the PRC operating subsidiaries’ tax liability without reducing Origin Biotechnology’s tax liability, which could further result in late payment fees and other penalties to our PRC operating subsidiaries for underpaid taxes; or
●	limiting Origin Biotechnology’s ability to maintain preferential tax treatment and government financial incentives, which, if the transfer pricing adjustment is significant, could result in Origin Biotechnology failing to qualify for those preferential tax treatments and government financial incentives.

As a result, any transfer pricing adjustment could have an adverse impact on our financial condition.

Tax treatment for the subsidiaries in China may change from past tax treatment, which could increase our tax liabilities in future fiscal years.

Origin has several joint venture subsidiaries and directly owned subsidiaries and VIE arrangements through which it operates its business. These differing kinds of ownership and arrangements may not provide preferential tax rates as had been applicable in the past. Therefore, our overall tax liabilities could be greater than in the past when the Company had the benefit of reduced corporate tax rates.

Under China’s Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences for us and our non-PRC shareholders

Under the current Enterprise Income Tax Law, or the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The PRC government exerts substantial influence over the manner in which we conduct our business and may intervene in our offerings conducted overseas or foreign investment in China-based issuer. Any actions by the PRC government to exert more oversight and discretion could result in a material adverse change in our operations, which may consequently have a material adverse effect on our financial condition, results of operations and our future prospects or hinder our ability to offer or continue to offer securities to investors. In such events, our Ordinary Shares could decline in value or become worthless.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy may be affected by the level of government involvement, level of general country economic development and growth rate, rules regarding foreign exchange and allocation of resources.. Our financial condition, results of operations and prospects are, to a material extent, subject to economic, political, and legal developments in China. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, if the macroeconomic condition or government policies in China experiences significant adverse changes, our ability to maintain our operations may suffer, which will consequently have a material adverse effect on our financial condition, results of operations and our future prospects. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. China’s economic growth is effected by series of governmental measures, such as allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Specifically, the PRC government has significant oversight over the conduct of our business through licensing aspects of our business operations, thus if we fail to do business in compliance with the licensure and regulations, we may potentially suffer a material adverse effect on our operations. The PRC government has also recently indicated an intent to exert more oversight over securities offerings that are conducted overseas and foreign investment in China-based issuers, which could impact our ability to raise capital in international capital markets. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

While the Chinese economy has experienced significant growth over past decades, any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our products and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

As the PRC legal system and regulatory environment continue to rapidly evolve, the PRC government has recently published new policies that affected various industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry, such as the regulation of GM products, any of which could adversely affect our business, financial condition and results of operations. While we believe that our business operations comply with relevant PRC laws and regulations currently in force in all material respects, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on companies like us. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or become worthless.

Changes in laws, regulations and policies in China could adversely affect us. We could be adversely affected by uncertainties with respect to the PRC legal system because the interpretations and enforcement of many laws, regulations, and rules may be subject to changes. Since the PRC legal system and regulatory environment continue to rapidly evolve, rules and regulations in China can change quickly with little advance notice.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China due to constant evolution of the social, legal, and economic environments. Rules and regulations in China can change quickly with little advance notice. In addition, the interpretation, as the regulatory environment continues to rapidly evolve, the interpretations and enforcement of PRC laws and regulations involve additional uncertainties. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new, and the PRC legal system and regulatory environment continue to rapidly evolve, the interpretations and enforcement of many laws, regulations and rules may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy.

These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims.

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

Changes in international trade policies, or the escalation of tensions in international relations, particularly with regard to China, may adversely impact our business and operating results.

The Congress of the United States enacted the Uyghur Forced Labor Prevention Act (UFLPA) in December 2021. Effective from June 21, 2022, the UFLPA creates a rebuttable presumption that goods mined, produced, or manufactured (wholly or in part) in China’s Xinjiang Uyghur Autonomous Region are made with forced labor. Where goods are designated as such, they will be subject to an import ban into the United States. The President of the United States may also impose sanctions on companies that knowingly engage in, are responsible for, or facilitate forced labor in Xinjiang. Our subsidiary, Xinjiang Originbo Seed Limited, was established in Xinjiang in 2011, where we operate a seed processing facility. Since 2023, we have expanded our footprint in the Shihezi, Xinjiang through the ongoing development of a grain drying and storage facility. We have robust measures in place to ensure compliance with all relevant laws and regulations, including those related to labor practices. Our operations in Xinjiang are conducted in accordance with ethical and legal standards, and we do not engage in or support forced labor in any form.

Historically, we have not exported any of our products directly or indirectly to the United States and we will not make such exportation in a foreseeable future. Therefore we do not anticipate any material or adverse effect our business operations, financial position, and results of operations as a result of the UFLPA.

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

The filing, approval or other administration requirements of the China Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.

On July 6, 2021, the relevant PRC government authorities issued the “Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law” (the “Opinions”). The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the Opinions remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

In addition, on January 4, 2022, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaced its previous version promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As of the date of this annual report, we have not been required to go through a cybersecurity review by the CAC or other regulatory approvals. In addition, (a) from time to time we have been communicating with the competent authorities and will closely monitor and assess further regulatory developments regarding cybersecurity and data privacy laws, including the development on cybersecurity review, and comply with the latest regulatory requirements; (b) we endeavor to improve our data security protection technologies and plan to engage external professional consultants to advise us on cybersecurity and data protection requirements, if needed. However, there remain uncertainties as to how the Cybersecurity Review Measures would be interpreted and enforced, and to what extent it may affect us.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures” or “Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as an indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for a public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies and PRC regulations on foreign exchange may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, (“SAFE Circular 37”), which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with the SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (“SPVs”), are required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of the SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of the SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, the SAFE promulgated a “Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment” (“SAFE Notice 13”). Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of the SAFE. Qualified banks should examine the applications and accept registrations under the supervision of the SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our British Virgin Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by the SAFE regulations. Failure by such shareholders or beneficial owners to comply with the SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC operating subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC operating subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as the interpretation and implementation of these foreign exchange and outbound investment related regulations has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

As an offshore holding company with PRC operating subsidiaries, we may transfer funds to our operating subsidiaries or finance our operating subsidiaries by means of loans or capital contributions in the future. Any capital contributions or loans that we, as an offshore entity, make to the PRC operating subsidiaries, including from the proceeds of future offering, are subject to the above PRC regulations. We may not be able to obtain necessary government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to the PRC Operating Subsidiary or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be adversely affected.

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

During 2018 and 2019, we entered into regional joint ventures for seed distribution. These joint ventures include: Hubei Aoyu in Hubei Province, Anhui Aoyu in Anhui province, Xuzhou Aoyu in Jiangsu province, Shandong Aoruixinong in Shandong province and Henan Aoyu in Henan province. Origin indirectly holds 50% of the equity in Anhui Aoyu and 51% of equity in the other joint ventures. The remaining equity interests in those joint ventures are held by local distributors. Origin owns these joint ventures through Origin Biotechnology.

In 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and the Company formed a new entity, of which 51% and 49% of equity interests would be owned by BC-TID and the Company, respectively. Beijing Origin contributed the headquarters building in Beijing to the new entity. BC-TID invested a total of RMB137.7 million ($20.2 million) as part of the agreement. The transaction has been completed by both Origin and BC-TID and has been approved by the required government officials. With the closing of this transaction in August 2023, BC - TID and Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology) own 51% and 47% of Beijing Origin, respectively. Beijing Origin also transferred all of its ownership of Xinjiang Originbo to Hainan Aoyu during fiscal 2023. The cash amount was used to repay the bank loan of the Company on the headquarters building and provide working capital. As part of the agreement, the Company transferred its seed business of Beijing Origin to Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology) and Hainan Aoyu Biotechnology Limited(Hainan Aoyu), of which the former is the Company’s wholly owned entity in China and latter is the Company’s VIE in China that is registered in 2022 in Hainan Province.

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

Recently, the Ministry of Agriculture has taken several steps to encourage the GMO industry. Of primary importance is that passage of a new law with regard to hybrid seed approvals. As a result of the law change, three new corn traits have received biosafety certificate approvals in December of 2021. Overall, the renewed government activity with regards to GM biosafety certificate approvals is very positive after a decades-long pause in biosafety certificates approvals. Also, in December 2021, the Ministry of Agriculture published GMO corn and soybean variety approval procedures and standards which cleared the last regulatory obstruction in China. In June 2022, the Chinese National Crop Variety Approval Committee released two standards that should clear the path for cultivating genetically modified (GM) crops in the country. These are a “safety certificate” and a “variety approval” before crops can be commercially cultivated. Of particular importance is the “variety approval.” The Company believes that since variety approval hurdle has been cleared, commercialization of genetically modified crops in China is a real possibility.

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

Intellectual Property

Our intellectual property includes trademarks and patents relating to our seed products. Substantially all of the intellectual property has been registered for IP protection in China (or is the subject of a pending application). We believe that our Chinese intellectual property is important to our seed and other businesses and impacts our ability to generate revenues. Other international intellectual property rights that we may have are not significant to our business at this time.

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

Origin Agritech Limited

Structure Chart

The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest as of September 30, 2024:

	Place of incorporation	Percentage
Name	(or establishment)/operation	of ownership

State Harvest BVI	British Virgin Islands	100% equity owned by Origin

OAL SMY Limited	New Jersey, United States	100% equity owned by Origin

Origin BioScience Limited	BVI	100% equity owned by Origin

Origin Biotechnology	Haidian District, Beijing, PRC	100% equity owned by State Harvest BVI

Hainan Aoyu	Sanya, Hainan Province, PRC	100% VIE owned and controlled by State Harvest BVI

Xinjiang Originbo	Jinbo City, Xinjiang Province, PRC	70.52% equity owned by Hainan Aoyu

Origin Agriculture	Tongzhou District, Beijing, PRC	100% equity owned by Hainan Aoyu

Henan Aoyu	Zhengzhou City, Henan Province, PRC	51% equity owned by Origin Biotechnology

Anhui Aoyu	Hefei, Anhui Province, PRC	50% equity owned by Origin Biotechnology

Hubei Aoyu	Wuhan, Hubei Province, PRC	51% equity owned by Origin Biotechnology

Xuzhou Aoyu	Xuzhou, Jiangsu Province, PRC	51% equity owned by Origin Biotechnology

Shandong Aoruixinong	Qingdao, Shandong Province, PRC	51% equity owned by Origin Biotechnology

Beijing Origin	Beijing, PRC	48.27% equity owned by Origin Biotechnology

Baodao Origin	Zhengzhou, Henan Province, PRC	51% equity owned by Origin Biotechnology

Shihezi Baodao	Shihezi, Xinjiang Province, PRC	100% equity owned by Baodao Origin

Beijing Aoyu	Beijing, PRC	100% owned by OAL SMY Limited

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

At the same time, DBN9953 and other three events have been developed in cooperation with Dabeinong Biotechnology Co., Ltd. that continue to integrate the traits of insect resistance and herbicide tolerance of the three events into the corn inbred lines of Origin by using backcross breeding technology and molecular marker technology. The corn inbred line with integrated insect-resistant and herbicide-tolerant traits has completed hybrid seed production in Hainan in the winter of 2022. In May 2023, it participated in the production experiment of insect-resistant and genetically modified corn variety approval organized by the Ministry of Agriculture and Rural Affairs. We haven’t obtained an approval certificate yet and will keep applying. Meanwhile, we are using DBN9953 for backcrossing and breeding corn varieties including Liyu 16 and Aoyu 510. We are now producing seeds in Hainan and preparing to carry out demonstration in 2025.

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

Overall Analysis

Total revenue for the fiscal year ended September 30, 2024, increased by approximately RMB 20.1 million (22%) compared to RMB 113.4 million (US$16.18 million) from RMB 93.3 million in the prior fiscal year. Overall, the year-over-year increase in revenues was mainly due to the higher volumes and sales revenue from the improving market for the non-proprietary seed varieties that we offer.

	For the Year Ended September 30,
(Revenue in thousands RMB, except for percentages)	2022	+/-%	2023	+/-%	2024	+/-%
Proprietary seed varieties	43,964	-4%	44,949	2%	36,548	-19%
Non-Proprietary seed varieties	8,616	+100%	48,358	461%	76,833	59%
Total	52,508		93,307	77%	113,381	22%

Sales of proprietary seed varieties, which are those carrying our developed traits and intellectual property rights, decreased by approximately RMB 8.4 million (19%) for the fiscal year ended September 30, 2024, compared to the previous year. This decline is primarily attributed to increased market competition due to the fact that our proprietary seed varieties have been in commercial circulation for several years without significant trait or characteristic updates. In response, the Company is allocating additional R&D resources toward improving or adding traits and/or characteristics to our legacy seed products to enhance their competitiveness.

Sales of non-proprietary seed varieties, which are those not having any of the proprietary traits or intellectual property of the Company, however, increased by approximately RMB 28.4 million (59%) for the fiscal year ended September 30, 2024, compared to the previous fiscal year. This growth is due to the Xinjiang production facility resuming operations in 2021 and now primarily focused on non-proprietary seed production. The facility leverages advanced production infrastructure and automated management systems to drive efficiency and output, and as a result supports greater sales volumes and increased sales revenue for the Company.

Another important factor is that our non-proprietary seed portfolio strategically focuses on climate-resilient traits, such as drought-tolerant maize, which align with the evolving agricultural requirements in Northwest China. This market alignment also has contributed significantly to our growth in these seed products.

Non-proprietary seed varieties have demonstrated consistent and strong revenue growth over the past two fiscal years, indicating a successful strategic pivot in our product portfolio. This trend suggests our operational adjustments have effectively responded to market demands and positioned us for continued growth in these seed products.

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
4.	Production Test: a relatively large-scale test before production and application; and
5.	Obtaining the safety certificate on genetically modified organisms

Key factors affecting our growth, operating results and financial condition

We expect our future growth, operating results and financial condition to be driven and affected by a number of factors and trends including but not limited to:

●	our ability to strategically manage our growth and expansion, organically or through mergers and acquisitions. If we do not manage our growth effectively, our growth may slow down and we may not be able to achieve or maintain profitability;
●	our ability to fit acquisitions and our corporate reorganization into our overall growth strategies to generate sufficient value to justify their cost;
●	our ability to develop new products and new commercial avenues, which dianamically respond to customer and client requirements;
●	our ability to evaluate our business lines and take action to discontinue or add to aspects of our business while addressing cost savings and efficiency measures for the future growth of the company;
●	our ability to partner or joint venture for the creation of more advanced bio-technology products or develop new products;
●	our ability to launch and develop our on-line marketing platform;
●	our ability to continue to license or acquire crop seeds from third party developers and our ability to develop proprietary crop seeds;
●	navigating and addressing future consolidations in the crop seed industry in China that may give rise to new or strengthened competitors;
●	the possibility that the crop seed industry in China may favor genetically modified seeds over hybrid seeds, and our ability to develop and market such products; and
●	responding to the impact of regulation affecting our industry.

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

B. Liquidity and Capital Resources.

As of September 30, 2024, 2023, and 2022 we had approximately RMB8.4 million(US$1.2 million), RMB23.7 million and RMB17.7 million, respectively, in cash and cash equivalents for continuing operations. Our cash and cash equivalents primarily consisted of cash on hand and short-term liquid investments with maturities of three months or less deposited with banks and other financial institutions. Total borrowings as of September 30, 2024, 2023 and 2022 were RMB4.95 million, RMB-nil- and RMB137.7 million, respectively. The borrowing as of September 30, 2024, is a loan from bank by Xinjiang Orijinbo. During fiscal year 2024, net cash used in operating activities was RMB15 million (US$2.1 million), compared with RMB 5.5 million and RMB 3.3 million for the fiscal years ended September 30, 2023 and 2022. Net cash used in investing activities was RMB5 million (US$0.7 million) for the fiscal year ended September 30, 2024, compared with net cash used in investing activities of RMB11.2 million and RMB1.1 million for the fiscal years ended September 30, 2023 and 2022. Net cash provided by financing activities was RMB4.5million (US$0.64 million) for the fiscal year ended September 30, 2024, compared with net cash provided by financing activities of RMB22.9 million and RMB 0.3 million for the fiscal years ended September 30, 2023 and 2022. The Company did not issue or sell ordinary shares during the fiscal year ended September 30, 2024, and raised $2.73 million from the sale of 320,000 ordinary shares during the fiscal year ended September 30, 2023. The proceeds from the sale of the ordinary shares will be used for working capital and the grant amount will be used for our corn supply chain facilities in Xinjiang and other region.

The Company incurred negative operating activities of RMB15 million in the year ended September 30, 2024, has net current liabilities of RMB84.5 million as of September 30, 2024 and accumulated deficit of RMB580.9 million as of September 30, 2024 that raise substantial doubt about its ability to continue as a going concern.

After fiscal year end September 30, 2024, the Company entered into a securities sales agreement for the sale of 1,250,000 ordinary shares at a per share purchase price of $2.37 and gross proceeds of $2,962,500. The company has consummated the sale of 625,000 ordinary shares under this agreement, to date. The sale of the balance of the ordinary shares is scheduled for during fiscal year 2025.

Advances

We provide advances to the seed-growing farmers who grow and supply us with the seeds that we develop and sell and to others that help in the process of our product development and production. Our advances to suppliers totaled RMB 65,075,945 as of September 30, 2024, representing 67% of the annual cost of sales. The majority of these fiscal year 2024 advances (RMB 60,868,580 or 93.5%) were made to seed-growing farmers, reflecting standard industry payment protocols. See below chart for the breakdown of advanced payments to our various suppliers.

			Amount (in RMB)
Accounts	2022	2023	2024	%
Purchase of Seeds	18,131,173	68,800,177	60,868,580	93.5%
Others	1,191,666	2,608,228	3,700,003	5.7%
Research cooperation fee	206,552	106,552	250,000	0.4%
Purchase of raw and auxiliary materials	492,971	0	175,423	0.3%
Purchase of machinery and equipment	0	0	77,437	0.1%
Other advances	0	0	4,500	0.01%
Total	20,022,362	71,514,958	65,075,945	100.0%

The payment structure generally follows a three-installment schedule aligned with the agricultural cycle: 30% between April and May as an initial deposit, another 30% between July and August as a second installment, and the remaining 40% between September and October of each fiscal year. This payment timeline precedes the harvest period (October to November), after which the procured seeds are delivered and converted into inventory of the Company by December of the following fiscal year. The advance payments made during the 2024 fiscal year are specifically allocated for inventory procurement to support of upcoming operating cycles.

Key contractual terms with seed-growing farmers include specified pricing for guaranteed output value per mu and unit prices, management fees for crop fields and transportation, payment interval schedules, quality control restrictions, usage rights, and penalty clauses for contract violations. The agreements also contain Force Majeure provisions addressing losses from uncontrollable events, such as severe weather conditions. In such circumstances neither party is held liable for contract breach, and any resulting losses are resolved through mutual negotiation with risk-sharing arrangements. Some of these risks can be mitigated through crop insurance obtained by either party. Notably, the Company has not experienced such losses in the past decade.

This advance payment structure, while representing a significant portion of our cost of sales, follows established industry practices in the PRC and is essential for securing our supply chain. The structured payment approach helps maintain strong relationships with farmers while also ensuring timely seed delivery for our subsequent sales cycles.

Cash Flows

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

F. Enforceability of Civil Liabilities

We are incorporated under the laws of the British Virgin Islands as an exempted company with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands exempted company, such as:

●	political and economic stability;
●	an effective judicial system;
●	a favorable tax system;
●	the absence of exchange control or currency restrictions;
●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include, but are not limited to:

●	the British Virgin Islands has an undeveloped body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and
●	British Virgin Islands companies may not have standing to initiate a shareholder derivative action in the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. These persons include: Mr. Gengchen Han, Mr. Shaojiang Chen, Mr. Min Lin, Mr. Weibin Yan and Mr. Chi Kin Cheng. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these non-US individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

It may also be difficult for a shareholder to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors, some of whom are not residents of the United States and whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands would recognize or enforce judgments of United States courts against us or those persons predicated upon the civil liability provisions of the securities laws of the United States or any state. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. It is uncertain whether British Virgin Islands courts would be competent to hear original actions brought in the British Virgin Islands against us or those persons predicated upon the securities laws of the United States or any state.

The BC Act provides that any shareholder of a company is entitled to payment of the fair value of its ordinary shares upon dissenting from any of the following:

(a)	a merger (except in certain limited circumstances);
(b)	a consolidation;
(c)	any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including:
(i)	a disposition pursuant to an order of the court having jurisdiction in the matter,
(ii)	a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or
(iii)	a transfer pursuant to the power of the directors to transfer assets for the protection thereof;

(d)	a redemption of 10 per cent, or fewer of the issued shares of the company required by the holders of 90 per cent, or more of the shares of the company pursuant to the terms of the Act; and
(e)	an arrangement, if permitted by the court.

Generally any other claims against a company by its members must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as members as established by the company’s memorandum and articles of association.

The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the British Virgin Islands has no securities laws as compared to the United States, and it is possible that there is less protection to investors in many instances. In addition, shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

Because we are a company founded in one jurisdiction, operating in another jurisdiction with shareholders from several jurisdictions and securities trading in the United States. our shareholders may have more difficulties in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated and operating in a jurisdiction in the United States.

We have been advised that no foreign judgment has any direct operation in the BVI, but it may be enforced by action at common law or in the case of judgments from certain jurisdictions by registration under the Foreign Judgments Reciprocal Enforcement Ordinance or the Reciprocal Enforcement of Judgments Act in the BVI. It should be noted that not every foreign judgment is capable of enforcement. Some may lend themselves only to recognition by the BVI courts. The Reciprocal Enforcement of Judgments Act (As Revised) and the Foreign Judgments (Reciprocal Enforcement) Ordinance (As Revised) does not extend to Israel or the United States of America and thus enforcement by common law is applicable. Under common law, any final and conclusive money judgment for a definite sum obtained against the debtor in the courts of a foreign jurisdiction is treated by the BVI courts as a cause of action for debt itself so that no retrial of the issues is necessary provided that in respect of the foreign judgment:

(i)	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
(ii)	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;
(iii)	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the U.S. court;
(iv)	recognition or enforcement of the judgment in the BVI would not be contrary to public policy; and
(v)	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

Under BVI law a judgment or order for payment of a sum of money other than an order for payment of money into a court may be enforced by (a) a charging order; (b) a garnishee order; (c) a judgment summons; (d) an order for seizure of sale of goods; and (e) the appointment of a receiver.

A party to a judicial proceeding in a foreign court outside the BVI who has in its favor a non-money judgment, such as a declaratory judgment or an injunction, may, in certain circumstances, be able to enforce that judgment in the courts of the BVI. This would involve that party bringing fresh proceedings in the BVI in which the equitable doctrine of estoppel could be relied upon to obtain summary judgment from the BVI court on the basis that it would be an abuse of process for the claim to be re-litigated. In order to avail itself of the equitable doctrine of estoppel, certain requirements must be met including: (a) the non-money foreign judgment must be based on a cause of action recognized under the law of the BVI; (b) the foreign judicial proceeding must have identical parties and identical issues; (c) the foreign judgment must be rendered by a court with judicial authority; (d) the judgment must be final and conclusive; and (e) the judgment debtor must either have been present in the foreign country at the time the foreign proceedings were commenced, or have submitted to the jurisdiction of the foreign court by voluntarily appearing in the foreign proceedings, or prior to the commencement of those proceedings, agreed to submit to the jurisdiction of the foreign court in respect of the subject matter of the proceedings.

We have appointed Mr. Theodore Han, 826 238th PL SE, Unit F, Bothell WA 98021 as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States.

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

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, (“SAFE Circular 37”), which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with the SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (“SPVs”), are required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of the SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of the SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, the SAFE promulgated a “Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment” (“SAFE Notice 13”). Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of the SAFE. Qualified banks should examine the applications and accept registrations under the supervision of the SAFE. Failure by such shareholders or beneficial owners to comply with the SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC operating subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC operating subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as the interpretation and implementation of these foreign exchange and outbound investment related regulations has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

As an offshore holding company with PRC operating subsidiaries, we may transfer funds to our operating subsidiaries or finance our operating subsidiaries by means of loans or capital contributions in the future. Any capital contributions or loans that we, as an offshore entity, make to the PRC operating subsidiaries, including from the proceeds of future offering, are subject to the above PRC regulations. We may not be able to obtain necessary government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to the PRC Operating Subsidiary or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be adversely affected.

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

Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises and Sino-foreign equity joint ventures is the PRC Foreign Investment Law and its implementing rules.

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

Regulations Relating to Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

In August 2006, six PRC regulatory agencies jointly adopted the M&A Rules, which became effective in September 2006 and were further amended in June 2009. The M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. The M&A Rules require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations. However, according to a notice disclosed by the MOFCOM on its official website on April 9, 2024, an acquisition of a PRC domestic enterprise or a foreign company with substantial PRC operations by a foreign investor will no longer require notification with or approval by MOFCOM> .

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

4.17**	Description of ordinary shares, as of December 2024.

4.18

Modification to Warrant dated December 20, 2023 to Warrant issued January 4, 2019 (Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2024).

4.19**	Securities Purchase Agreement for the sale of 1,250,000 ordinary shares, dated August 21, 2024.

8.1**	List of Subsidiaries.

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.2	Code of Conduct (Incorporated by reference to Exhibit 11.2 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2007).

11.3**	Insider Trading Policy (October 2019)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

* Filed herewith.

** Previously filed with Form 20-F for the fiscal year ended September 30, 2024, with the same exhibit numbers as herein indicated.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: April 11, 2025	ORIGIN AGRITECH LIMITED

/S/ Weibin Yan
	Name:	Weibin Yan
	Title:	Chief Executive Officer

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

Singapore

February 10, 2025, except for Note 2 as to which the date is April 11, 2025

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

Contract liabilities

Our contract liabilities primarily represent consideration received from customers for orders of hybrid corn seed in advance of fulfilling performance obligations. These liabilities decrease as we satisfy obligations and recognize revenue. Below is a table which displays a reconciliation of contract liabilities for the periods presented:

Contract liabilities
RMB
30 September 2021	45,754
Derecognition of contract liability	(2,031)
Customer prepayments	65,539
Revenue recognized	(48,711)
30 September 2022	60,551
Derecognition of contract liability	(772)
Customer prepayments	142,719
Revenue recognized	(87,692)
30 September 2023	114,806
Derecognition of contract liability	(1,410)
Customer prepayments	71,757
Revenue recognized	(106,459)
30 September 2024	78,694

For the fiscal year ended September 30, 2024, we recognized RMB106.4 million in revenue that was included in the contract liabilities balance at the beginning of the period, compared to RMB87.6 million recognized in fiscal year 2023. The closing balance of contract liabilities decreased by RMB36 million to RMB78.7 million, primarily due to accelerated revenue recognition (RMB106 million) exceeding new customer prepayments (RMB71.7 million).

The timing of our performance obligations in relation to customer payments varies by product category. For proprietary seed varieties, we collect advance payments in three phases based on production and sales plans: the first phase occurs between April and May of the previous fiscal year, the second between July and August, and the third between September and October. Delivery occurs between January and April in the subsequent fiscal year. For non-proprietary seed varieties, advance payments are collected between July and August of the previous fiscal year. In both cases, seed delivery occurs between December and January in the subsequent fiscal year, creating a timing difference that generates contract liabilities.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

The significant changes in the contract liabilities balance during fiscal year 2024 include accelerated revenue recognition indicating faster fulfillment of performance obligations, coupled with a notable decline in new customer prepayments (RMB71.7 million compared to RMB142.7 million in the previous year). All contract liabilities as of September 30, 2024 (RMB78.7 million) are expected to be recognized as revenue within one year. The lower closing balance and decline in customer prepayments suggest reduced future revenue from contract liabilities in fiscal year 2025, as payment terms have remained consistent year-over-year.

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

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2022, 2023 and 2024

(In thousands, except number of share, per share data and unless otherwise stated)

Feng Peizhi, a former employee of the company, requested the Company to compensate the disability allowance of RMB1.68 million from 2008 to 2023. On September 26, 2024, Beijing Haidian District Labor Arbitration Commission made labor arbitration and supported Feng Peizhi’s request. The company appealed to the court in October 2024, and the case was awaiting the first trial, and the Company has accrued liabilities of RMB 3 million.

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