Form 20-F
period 2025-09-30
Origin Agritech LTD
filed 2026-01-30
CIK 1321851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

Origin R&D Center, Xushuang Road, Songzhuang Town

Tongzhou District, Beijing China 101119

(Address of principal executive offices)

Mr. Weibin Yan

Origin R&D Center, Xushuang Road, Songzhuang Town

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period (September 30, 2025) covered by the annual report: there were issued and outstanding 11,924,349 ordinary shares as of September 30, 2025, and 11,924,349 ordinary shares as of January 30, 2026.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

(i)	Hubei Aoyu Agricultural Technology Limited, (“Hubei Aoyu”) in Hubei province,
(ii)	Anhui Aoyu Zhongye Technology Ltd. (“Anhui Aoyu”) in Anhui province,
(iii)	Shandong Aoruixinong Agricultural Technology Limited (Shandong Aoruixinong),
(iv)	Hainan Aoyu Biotechnology Limited (“Hainan Aoyu”) in Hainan province, and its subsidiaries Aoyu Sanya Technology Company Limited(“Aoyu Sanya”), newly formed in June 2024 in Hainan province, and Beijing Origin Agriculture Limited(“Beijing Origin”) of which the subsidiaries include Xinjiang Originbo Seed Limited (“Xinjiang Originbo”) in Xinjiang Uyghur Autonomous Region, Xuzhou Origin Agricultural Technology Ltd. (“Xuzhou Origin”, formerly “Xuzhou Aoyu”) in Jiangsu province, Anhui Origin Agriculture Limited(“Anhui Origin”) in Anhui Province, Hubei Origin Agriculture Limited(“Hubei Origin”) in Hubei province and Henan Aoyu Zhongye Limited (“Henan Aoyu”) in Henan province.

3.OAL SMY Corporation, a company formed in New Jersey, United States, is a 100% equity owned company of Origin; and

4.Origin BioScience Limited, a company formed in the British Virgin Island and its subsidiary State Harvest Holdings Limited Hong Kong ( “State Harvest Hong Kong”) formed in Hong Kong in October 2024.

●	“last year,” “fiscal year 2025,” “the year ended September 30, 2025” and “the fiscal year ended September 30, 2025” refer to the twelve months ended September 30, 2025, which is the period covered by this Annual Report;
●	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate;
●	“China” or “PRC” refers to the mainland of People’s Republic of China and any current or future operations in Hong Kong;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and
●	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares.

Corporate Structure

The public company, Origin, in which investors hold shares, is a holding company incorporated in the British Virgin Islands. All of our business activities currently take place in China. Part of our operations are conducted in China through a variable interest enterprise, or VIE. The portion of the business that is a VIE is Hainan Aoyu and its subsidiaries. This portion of the business is the seed development operations and marketing and sales of seed. The balance of our operations are conducted through wholly and partly equity owned operations, in or under Origin Biotechnology, which in turn is 100% equity owned by State Harvest.

Origin Agritech Limited

Structure Chart

Due to PRC legal restrictions on foreign ownership in certain food development and production and companies that engage in the research and development of genetically modified seed products, and their related businesses, Origin does not have full equity ownership of those parts of our business. Instead, we rely on contractual arrangements among our PRC subsidiaries and their nominee shareholders to control the portion of the business operations not owned by means of the VIE arrangements. These VIE contractual agreements enable us, we believe, to (i) exercise contractual control over the VIE, (ii) receive the economic benefits of the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we consolidate the financial results of the VIE in our financial statements under U.S. GAAP. Investors in our ordinary shares are purchasing an equity interest in a British Virgin Islands holding company, which in turn has equity interests in some of its subsidiaries in China and contractual arrangements with owners of the VIEs through another entity.

Our operating subsidiaries and the VIEs face various legal and operational risks and uncertainties related to doing business in China. These entities and the VIEs are subject to complex and evolving PRC laws and regulations as a result. For example, these entities and the VIEs face risks associated with regulatory approvals of offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. We currently have the following business operational approvals to operate our business: (i) Seed Production and Operation License, one held by Xinjiang Originbo and one held by Beijing Origin; and (ii) for the issuance of securities to foreign investors, we will need to file a report with the CSRC within 3 business days after the closing of each issuance. We believe we have all required operational and securities issuance approvals to operate our business and to be able to issue securities to investors, based on our consultations with King &Wood Mallesons, our counsel in the PRC, and in particular the requirements to comply with the China Securities Regulatory Commission (“CSRC”) and the Cyperspace Administration of China (“CAC”). If we do not have the required approvals or fail to complete the required filings, because we could not obtain them, they were cancelled or we inadvertently omitted getting them, generally we would experience a material adverse change in our operations and the value of the ordinary shares of the parent holding company. Additionally, (i) if we produce or sell seed without obtaining the Seed Production and Operation License, we may be ordered to rectify our licensure, our seed and illegal gains may be confiscated, we may be subject to fines of 3,000 RMB to 30,000 RMB if the market value of illegal seeds is less than 10,000 RMB, or be subject to fines of three times to five times of the market value of the seeds if the market value of illegal seeds is more than 10,000 RMB, and our Seed Production and Operation License may be revoked, and (ii) if we fail to file with the CSRC for our issuance of securities, (a) we may be subject to an order of rectification, be subject to warning letters, and subject to fines of 1 million RMB to 10 million RMB, and the responsible person in charge and other responsible person may be subject to warning letters and fines of 500,000 RMB to 5 million RMB, and (b) limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. Any of these issues may also result in limiting the ability of the Company to maintain the listing of the ordinary shares on a securities exchange in the United States and in other capital markets.

Our corporate structure is subject to risks associated with the contractual arrangements with the VIEs and the parties to those contractual arrangements. Investors in the BVI holding company may never have a direct ownership interest in the part of the business that is conducted by the VIEs. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, the operating subsidiaries and the VIEs could be subject to severe penalties or be forced to relinquish the VIE used in those parts of the operations. This would result in the VIE being deconsolidated for financial statement purposes. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the ordinary shares being diminished or even becoming worthless. Our holding company, our PRC subsidiaries and the VIEs, and investors of our ordinary shares face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

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

Internal Cash Transfers and Dividends

Cash is transferred through our organization in the following manner:

●Origin, a holding company and the British Virgin Islands entity that is listed on a national stock exchange in the U.S., through State Harvest, a British Virgin Islands holding company and wholly owned subsidiary of Origin, who owns Origin Biotechnology which controls several direct and indirect subsidiaries and has VIEs. Origin Biotechnology has VIE arrangement with Hainan Aoyu. Hainan Aoyu owns Origin Agriculture and Origin Agriculture has controlling interests in Xinjiang Origin and several other companies.
●As of the date of this report, Origin has not paid any dividends or made any distributions to investors.

●Within our corporate structure, the cross-border transfer of funds from Origin to its China subsidiaries and controlled entities is legal and compliant with the laws and regulations of China. Origin is permitted to provide funding to its subsidiaries in mainland China in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements of the respective jurisdiction. There are no amount limits on Origin’s ability to make capital contributions to its subsidiaries in mainland China under the PRC regulations. If Origin transfers any funds to one of the PRC subsidiaries or contractually affiliated companies through loans, however, then under current PRC law we will need to register the loans with the SAFE, and the amount that we may convert into RMB, and the loan will be limited by applicable SAFE regulations to the greater of (i) the difference between the approved total investment in the entity and its total registered capital, and (ii) two times the net assets of the PRC entity.
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

VIE Structure Evaluation

The consignment agreement, or VIE, structure that we have, provides contractual opportunity for foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. For example, foreign ownership in food production and Genetically Modified Organism (GMO) seed related businesses is subject to significant regulations in China. For accounting purposes, we receive the economic benefits of Hainan Aoyu and its subsidiaries, through certain contractual arrangements. Such contractual arrangements enable us to consolidate the financial results of the VIE and its respective subsidiaries in our consolidated financial statements under US Generally Accepted Accounting Principles, or GAAP, which VIE structure involves unique risks to investors. Our ordinary shares are shares of Origin, the holding company in the British Virgin Islands, instead of shares of our PRC subsidiaries or the VIEs or their respective subsidiaries in China. As of the date of this report, the contractual arrangements have not been tested in court in either the PRC or the United States. Neither the investors in the holding company nor the Company have a full equity ownership in, direct foreign investment in, or control as effective as equity ownership of, the VIEs.

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

Based on its evaluation of the above factors and judgments, as of September 30, 2023, 2024 and 2025, the Company consolidated any VIEs in which it was the primary beneficiary.

Risks Associated with VIE Structure

We discuss the risks of being a BVI holding company with operations only in the PRC in greater detail In Item 3, subpart D, to the Annual Report on Form 20-F, for the fiscal year ended September 30, 2025.

Selected Condensed Consolidated Financial Information

The following table presents our condensed consolidating schedule of financial position for our top-tier holding company, Origin Agritech Limited, our wholly-owned subsidiaries that are the primary beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries that are not VIEs (the “Other Subsidiaries”), and VIEs and their subsidiaries that we consolidate as of the dates presented were as follows:

(1) Parent: Origin Agritech Limited (BVI);

(2) Other subsidiaries that are equity owned: OAL SMY Corporation (United States); Origin BioScience Limited(BVI); Beijing Origin State Harvest Biotechnology (PRC) and its partly owned subsidiaries Anhui Aoyu, Hubei Aoyu, Shandong Aoruixinong;

(3) Primary Beneficiary of VIE: State Harvest Holdings Limited (BVI); and

(4) VIE and VIE subsidiaries : Hainan Aoyu Biotechnology Limited (PRC) and its subsidiaries including Aoyu(Sanya) Technology Company Limited and Beijing Origin Agriculture Limited (PRC); .

Selected Condensed Consolidated Balance Sheets Data

In RMB’000

	As of September 30, 2025
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE Subsidiary (PRC)	Adjustments	Total
Intercompany receivables (1)	223,077	93,965	16,488	—	(333,530)	—
Total current assets	227,818	91,228	32,225	48,335	(333,530)	66,076
Investments in subsidiaries (2)	72	234,069		155,836	(389,977)	—
Benefits through VIEs and VIE’s subsidiaries (2)	—	—	2,246	—	(2,246)	—
Working capital (deficit)	217,611	(132,872)	(10,038)	(157,957)		(83,256)
Total Assets	227,890	325,347	34,488	238,678	(725,756)	100,647
Intercompany payables (1)	—	204,390	—	129,140	(333,530)	—

	As of September 30, 2024
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE Subsidiary (PRC)	Adjustments	Total
Intercompany receivables (1)	233,294	116,133	—	—	(349,427)	—
Total current assets	239,440	152,707	—	57,028	(349,427)	99,748
Investments in subsidiaries (2)	—	3,322	—	144,541	(147,863)	—
Benefits through VIEs and VIE’s subsidiaries (2)	—	—	233,520	—	(233,520)	—
Working capital (deficit)	219,342	68,769	(210,192)	(162,454)	—	(84,535)
Total Assets	239,440	156,244	233,520	233,040	(730,682)	131,562
Intercompany payables (1)	—	—	210,176	139,251	(349,427)	—

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended September 30, 2025
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE Subsidiary (PRC)	adjustments	Total
Third-party revenues	—	1,510	39	89,741		91,290
Intra- group revenues	—	3,494	—	—	(3,494)	—
Total revenue	—	5,004	39	89,741	(3,494)	91,290
Third-party costs of Revenue	—	(2,831)	—	(82,047)	(19)	(84,897)
Intra- group costs of Revenue	—	(3,494)	—	—	3,494	—
Total costs of Revenue	—	(6,325)	—	(82,047)	3,475	(84,897)
Total operating expenses	(30,311)	(7,252)	(3,647)	(25,864)	2,892	(64,182)
Loss from subsidiaries and VIE	(9,003)	—	(4,094)	—	13,097
Income (loss) from non-operations	(20,712)	23,300	(1,301)	(944)	(811)	(468)
Income (loss) before income tax expenses	(60,026)	14,727	(9,003)	(19,114)	15,159	(58,257)
Less: income tax expenses	—	(4)		297		293
Net loss	(60,026)	14,723	(9,003)	(18,817)	15,159	(57,964)
Less: net loss attributable to non-controlling interests	—	—	—	(4,636)	—	(4,636)
Net Income (loss) attributable to Origin Agritech Limited’s shareholders	(60,026)	14,723	(9,003)	(14,181)	15,159	(53,328)

	For the Year Ended September 30, 2024
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	Adjustments	Total
Third-party revenues	—	31,025	—	82,356	—	113,381
Intra- group revenues	—	4,380	—	—	(4,380)	—
Total revenue	—	35,405	—	82,356	(4,380)	113,381
Third-party costs of Revenue	—	(24,137)	—	(73,177)	—	(97,314)
Intra- group costs of Revenue	—	(4,380)	—	—	4,380	—
Total costs of Revenue	—	(28,517)	—	(73,177)	4,380	(97,314)
Total Operating expenses	(16,272)	(27,692)	—	(11,907)	3,205	(52,666)
Loss from subsidiaries and VIE	(30,674)		(30,674)	—	61,348	—
Income (loss) from non-operations	—	(8,255)	—	1,174	62,419	55,338
Income (loss) before income tax expenses	(46,946)	(29,059)	(30,674)	(1,554)	126,972	18,739
Less: income tax expenses	—	(61)	—	—	—	(61)
Net income	(46,946)	(29,120)	(30,674)	(1,554)	126,972	18,678
Less: net loss attributable to non-controlling interests	—	—	—	(2,034)	—	(2,034)
Net Income (loss) attributable to Origin Agritech Limited’s shareholders	(46,946)	(29,120)	(30,674)	480	126,972	20,712

	For the Year Ended September 30, 2023
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	Adjustments	Total
Third-party revenues	—	39,696	—	53,611	—	93,307
Intra- group revenues	—	18,574	—	—	(18,574)	—
Total revenue	—	58,270	—	53,611	(18,574)	93,307
Third-party costs of Revenue	—	(30,208)	—	(45,876)	24	(76,060)
Intra- group costs of Revenue	—	(18,574)	—	—	18,574	—
Total costs of Revenue	—	(48,782)	—	(45,876)	18,598	(76,060)
Total Operating expenses	(5,022)	(20,448)	—	(7,568)	800	(32,238)
Income from subsidiaries and VIE	39,458	—	39,458	—	(78,916)	—
Income (loss) from non-operations	—	(39,394)	—	89,807	27,409	77,822
Income (loss) before income tax expenses	34,436	(50,354)	39,458	89,974	(50,683)	62,831
Less: income tax expenses	—	(162)	—	—	—	(162)
Net income (loss)	34,436	(50,516)	39,458	89,974	(50,683)	62,669
Less: net income attributable to non-controlling interests	—	—	—	7,337	—	7,337
Net income (loss) attributable to Origin Agritech Limited’s shareholders	34,436	(50,516)	39,458	82,637	(50,683)	55,332

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended September 30, 2025
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE subsidiary (PRC)	Adjustments	Total
Total cash provided by (used in) operating activities	(41,267)	(2,210)	27	20,589	—	(22,861)
Total cash used in investing activities	—	(658)	—	(13,065)	—	(13,723)
Total cash provided by (used in) financing activities	38,381	(567)	—	6,500	—	44,314
Effect of exchange rate changes	(203)					(203)
Restricted cash	—	—	(27)	—	—	(27)
Net increase (decrease) in cash, cash equivalents	(3,089)	(3,435)		14,024	—	7,500

	For the Year Ended September 30, 2024
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE Subsidiary (PRC)	Adjustments	Total
Total cash provided by (used in) operating activities	(20,945)	163	—	5,751	—	(15,031)
Total cash used in investing activities	—	—	—	(4,972)	—	(4,972)
Total cash provided by (used in) financing activities	20,023	(14,019)	—	(1,506)	—	4,498
Effect of exchange rate changes	172	—	—	—	—	172
Net decrease in cash, cash equivalents	(750)	(13,856)	—	(727)	—	(15,333)

	For the Year ended September 30, 2023
		Other	Primary	VIE and	Eliminations	Consolidated
	Parent	Subsidiaries	Beneficiary of VIE	VIE Subsidiary (PRC)	Adjustments	Total
Total cash provided by (used in) operating activities	(19,864)	2,717	—	11,691	—	(5,456)
Total cash used in investing activities	—	(2,312)	—	(8,912)	—	(11,224)
Total cash provided by (used in) financing activities	17,636	6,884	—	(1,587)	—	22,933
Effect of exchange rate changes	(214)	—	—	—	—	(214)
Net increase (decrease) in cash, cash equivalents	(2,442)	7,289	—	1,192	—	6,039

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

Our summary consolidated statements of operations and comprehensive income data for the fiscal years ended September 30, 2023, 2024 and 2025, and our summary consolidated balance sheet data as of September 30, 2024 and 2025, as set forth below, are derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the notes thereto, which are included in this Annual Report.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	2023	2024	2025	2025
	RMB’000	RMB’000	RMB’000	US$’000
Revenues	93,307	113,381	91,290	12,848
Cost of revenues	(76,060)	(97,314)	(84,897)	(11,948)
Gross profit	17,247	16,067	6,393	900
Operating expenses
Selling and marketing	(8,359)	(6,286)	(6,989)	(984)
General and administrative	(14,228)	(35,979)	(40,167)	(5,653)
Research and development	(7,447)	(10,126)	(13,042)	(1,835)
Impairment of assets	(2,204)	(275)	(3,984)	(560.69)
Total operating expenses, net	(32,238)	(52,666)	(64,182)	(9,033)
Loss from operations	(14,991)	(36,599)	(57,789)	(8,133)
Interest income, net	(982)	(1,512)	(2,742)	(386)
Impairment of long-term investment	(1,490)	(200)
Rental income	10,603	—
Other non-operating income, net	69,691	57,050	2,274	320
Income (loss) before income taxes	62,831	18,739	(58,257)	(8,199)
Income tax (expense) benefits	(162)	(61)	293	41
Net income (loss)	62,669	18,678	(57,964)	(8,158)
Less: Net income (loss) attributable to non-controlling interests	7,337	(2,034)	(4,636)	(652)
Net Income (loss) attributable to Origin Agritech Limited	55,332	20,712	(53,328)	(7,506)
Other comprehensive loss
Net Income	62,669	18,678	(57,964)	(8,158)
Foreign currency translation difference	(214)	172	(203)	(29)
Comprehensive income (loss)	62,455	18,850	(58,167)	(8,187)
Less: Comprehensive (loss) income attributable to non-controlling interests	7,337	(2,034)	(4,636)	(652)
Comprehensive income (loss) attributable to Origin Agritech Limited	55,118	20,884	(53,531)	(7,535)
Basic and diluted net income (loss) per share attributable to Origin Agritech Limited (note 18)
Basic	8.45	3.21	(7.12)	(1.00)
Diluted	8.43	3.20	(7.12)	(1.00)
Shares used in computing earnings (loss) per share:
Basic	6,546,153	6,459,189	7,490,671	7,490,671
Diluted	6,562,278	6,465,370	7,490,671	7,490,671

	September 30,	September 30,	September 30,
	2024	2025	2025
	RMB’000	RMB’000	US$’000
Consolidated balance sheet data:
Cash and cash equivalents	8,375	15,875	2,234
Restricted cash	—	27	4
Current working capital deficit (2)	(84,535)	(83,256)	(11,718)
Total assets	131,562	100,647	14,164
Total current liabilities	184,283	149,332	21,017
Total liabilities	190,161	162,163	22,822
Non-controlling interests	(27,308)	(38,180)	(5,373)
Total Origin Agritech Limited shareholders’ deficit	(31,291)	(23,336)	(3,285)
(1)	Translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader for the fiscal year ended September 30, 2025, and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2025, of RMB 7.1055 to US$1.00. Such translation amounts should not be construed as a representation that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.
(2)	Current working capital deficit is the difference between total current assets and total current liabilities.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this Annual Report is based on the statistics of the State Administration of Foreign Exchange. The consolidated financial statements are presented in Renminbi, which is our reporting currency. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the State Administration of Foreign Exchange in China on September 30, 2025, of RMB 7.1055 to US$1.00. Unless otherwise noted, for the years ended September 30, 2023, 2024 and 2025, all translations from Renminbi to U.S. dollars in this Annual Report were made at RMB 7.1798, 7.0074 and 7.1055 per US $1.00, respectively, which were the prevailing year or period end closing rates for those periods. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

	Average (1)	High	Low	Period-end
2021	6.5059	6.7796	6.3572	6.4854
2022	6.7324	6.7620	6.6863	6.7437
2023	7.0467	7.2157	7.1265	7.1305
2024	7.1217	7.1996	7.0106	7.1884
2025	7.1429	7.2133	7.0288	7.0759
July 2025	7.1491	7.1546	7.1385	7.1494
August 2025	7.1309	7.1496	7.103	7.103
September 2025	7.1068	7.1152	7.1008	7.1055
October 2025	7.0948	7.1102	7.0843	7.088
November 2025	7.0848	7.0905	7.0779	7.0789
December 2025	7.0593	7.0794	7.0288	7.0759
(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the month.

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

●	We operate a portion of our businesses through a VIE structure, which means investors ultimately may be found not to own a part of our business. There are many risks associated with a VIE structure, which are explained at length herein.
●	Aspects of our business are conducted under technical service agreements and other contractual arrangements, which may not provide the business results and assurances we expect from our contract partners.
●	Our auditor has issued their opinion with a going concern qualification. We expect to need working capital from time to time in the future; we have no assured means of raising capital.
●	We need to continue to develop new seed traits to maintain our biotech pipeline of products. If we do not develop new products and keep up with industry trends, our business will experience setbacks.
●	Although we believe there is a significant, encouraging change in the regulatory approach to GMO seed products in the PRC, these changes are recent, and there still is uncertainty about full government acceptance and consumer acceptance of GMO seed products.
●	Development of aspects of our business is through joint ventures. Therefore, we rely on others to help us develop our business; we may not be able to maintain these relationships or control our business partners cooperation.
●	We face competition from many sources, including traditional seed products and international competition in the GM seed market.
●	To maintain our product integrity, we must protect our intellectual property rights and the quality of our products in the market place.
●	We operate in a regulated industry, therefore if we do not comply with the different applicable laws and regulations, our business may be impaired and we may suffer economic disruption and penalties.
●	Because Origin is a foreign private issuer, investors may not be able to enforce rights common to investors in companies based in or founded in the United States. Also, under SEC and Nasdaq rules, we do not have to provide in our reports certain corporate governance information and provide investor protections at the level of a United States based reporting company.
●	The trading of our ordinary shares on Nasdaq is inconsistent. You may not be able to effect transactions in your shares at a posted price or in the quantity you desire.

Risks relating to our business

We currently use regional joint venture companies for our seed distribution business; These companies may not be able to perform as we expected.

We have regional joint venture companies for our seed distribution business. The Company has stock positions of 65%, 51% or 50% in these joint ventures. Most of the joint venture partners were the Company’s regional distributors in the past. As this is a different business model for the Company and our joint venture partners are engaging with the Company differently than before, no assurance can be given that the joint ventures will perform as well as we expect, which could impact the overall performance of the Company. Because these are separate companies, we may not be able to control their distribution methods for our seed products, with the consequence that our sales may not be as expected.

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

The reports on our financial statements for the fiscal years ended September 30, 2023, 2024 and 2025, included in this Annual Report on Form 20-F, contain a going concern statement. During the fiscal year ended September 30, 2025, we sold an aggregate of 3,859,300 shares of the Company’s common stock under an “at the market” arrangement, for gross proceeds of $5.36 million (RMB 38.26 million) and there was cash dividend to NCI of US$0.15 million (RMB 1.09 million). Notwithstanding this additional capital, based on our financial resources and our planned operations, we will need to obtain capital to continue our business as planned, for which we do not have any long term arrangements, and/or generate increased revenue from operations to cover our expenses, of which we cannot be certain. If we are unable to fund our operations, we may have to curtail substantial parts of our business operations or cease our business operations. Investors should evaluate their investment in the Company based on these financial uncertainties.

The successful development and commercialization of our biotech pipeline of products will be important for our growth.

We focus our seed business on biotechnology development in the seed industry. We conduct our own research and development efforts for genetically modified seeds, referred to as GM. We also collaborate with the Chinese Academy of Agricultural Sciences, the National Maize Improvement Center and China Agricultural University in the PRC under various agreements for seed genetic modifications and other seed biotechnologies that give us the right to market the seeds and technologies they develop. We also seek other development and marketing arrangements with other entities in China and elsewhere. The length of time and the risk associated with seed breeding and biotech pipelines are similar and interlinked because both are required as a package for commercial success in markets where biotech traits are approved for growers. Regulatory requirements affect the development of our biotech products, including the GM crop testing of seeds containing the biotech traits. If we do not meet the regulatory requirements, our business and results of operations will be adversely affected. The testing procedures can be lengthy and costly, with no guarantee of success. It could have an adverse effect on our operations if our genetically modified products are unable to pass the safety evaluation for genetically modified agricultural organisms or our GMO corn varieties not approved.

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

Although the government now generally accepts genetically modified corn products, they must still be approved. The failure of the company to obtain the required approvals for its genetically modified corn products could have an adverse impact on the future of the company.

We believe biotechnology is important in agricultural applications in China, and the Chinese government has supported and approved uses of genetically modified seeds. Notwithstanding expressions of government support, the government continues to require approval of genetically modified seed products, including corn seeds. Therefore, if we are not able to obtain any necessary approvals for our genetically modified seed products, there could be an adverse impact on our future development, and we would not be able to recover our research and development costs spent on developing biotechnology products.

Any sales or operations outside China will be subject to foreign regulatory and legislative requirements, and it will be costly to comply with those regulatory requirements. If we are unable to meet these requirements, we will not be able to distribute our products.

Although we are not currently making any sales outside of China, foreign regulatory and legislative requirements will impact the development and distribution of our seed products in the global market. Certain markets require rigorous testing and pre-approval prior to a market release of the GM seeds. For example, prior to the entry into the United States market, importers of non-United States seeds will need to obtain regulatory approval from various federal and state governmental agencies. The United States Department of Agriculture must determine if there are any “plant pest” issues with the specific crop and traits. Further, some products may have to be submitted to the US Environmental Protection Agency (the “EPA”) to determine if there are any pesticide-related traits that are subject to regulation. There may also have to be submitted a Microbial Commercial Activity Notice (MCAN) to the EPA, which includes detailed information describing the seed’s characteristics and genetic construction, health and environmental effects, and other data, before GM seeds can be used in the United States for commercial purposes. Finally, even if a seed product has the required certificates and permits, there will be continuous Food and Drug Administration (“FDA”) regulation compliance about food safety, which place responsibility on the seed producer to assure the safety of the GM seed in the food chain and proof that GM crop seeds are “substantially equivalent” to non-modified versions of the seed. In the United States, there is also substantive state regulations applying to seeds: for example, some states have required specific labelling, banned planting and cultivation, and imposed additional certification requirements for use of GM seeds. These types of central and local government regulation and restrictions exist in many other countries around the world.

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

The agreements between Origin Biotechnology and the other operating subsidiaries, including the VIE arrangements, may be subject to scrutiny by the PRC tax authorities for transfer pricing adjustments.

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

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy may be affected by the level of government involvement, level of general country economic development and growth rate, rules regarding foreign exchange and allocation of resources. Our financial condition, results of operations and prospects are, to a material extent, subject to economic, political, and legal developments in China. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, if the macroeconomic condition or government policies in China experiences significant adverse changes, our ability to maintain our operations may suffer, which will consequently have a material adverse effect on our financial condition, results of operations and our future prospects. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. China’s economic growth is effected by series of governmental measures, such as allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Specifically, the PRC government has significant oversight over the conduct of our business through licensing aspects of our business operations, thus if we fail to do business in compliance with the licensure and regulations, we may potentially suffer a material adverse effect on our operations. The PRC government has also recently indicated an intent to exert more oversight over securities offerings that are conducted overseas and foreign investment in China-based issuers, which could impact our ability to raise capital in international capital markets. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Based on our understanding and current assessment, we believe that we were not a PFIC for the taxable year 2025. However, there can be no assurance that we will not be a PFIC for the taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for a taxable year if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that produce, or are held for the production of, passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations. While we will continue to examine our PFIC status, we cannot assure you that we will not be a PFIC for any future taxable year.

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

Independent registered public accounting firms, such as Enrome LLP, the firm we use, that issue the audit reports included in our annual reports filed with the SEC, are required by the laws of the United States to undergo regular inspections by the Public Company Accounting Oversight Board (“PCAOB”) to assess compliance with the laws of the United States and professional standards.

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

There is the risk, however, that a consigning shareholder will not fulfil its obligations under the stock consignment agreement. In that event, we may need to resort to the PRC courts to have our rights under the applicable agreement enforced. Such enforcement will cause us to incur legal expenses. In addition, while a case is pending there will be uncertainty regarding our rights as to the PRC operating subsidiaries involved as VIEs. A PRC court may decide not to enforce the agreements in whole or in part. To the extent these agreements are neither observed nor enforced as intended, the PRC operating subsidiaries will not be controlled by us as intended, which will affect our enterprise value and restrict our ability to obtain the income and other rights of ownership associated with the consigned stock. It may also prevent the consolidation of our financial statements with the PRC operating subsidiaries, which would reduce the reported earnings of the consolidated companies. The uncertainty of ownership may also adversely affect the market value of our ordinary shares.

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

The stock consignment agreements relating to our control of the stock of Hainan Aoyu may be terminated after three years upon mutual agreement between us and the consignees. One of the PRC consignees, Mr. Han, also serves as an officer and director of the Company.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantial uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately controlled by foreign investors. However, it has a catch-all provision under definition of foreign investment that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either restricted or prohibited from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC, and took effect in July 2020. The Foreign Investment Law provides that (i) foreign-invested entities operating in restricted industries are required to obtain market entry clearance and other approvals from relevant PRC government authorities;(ii) foreign investors shall not invest in any industries that are prohibited under the Negative List. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is restricted or prohibited from foreign investment under the Negative List effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

The filing, approval or other administration requirements of the China Securities Regulatory Commission (the CSRC) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law (the Opinions). The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the Opinions remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

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

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the Overseas Listing Trial Measures or Trial Measures) and five relevant guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

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

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the Provisions on Confidentiality and Archives Administration), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

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

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, (SAFE Circular 37), which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with the SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (SPVs), are required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of the SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of the SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (SAFE Notice 13). Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of the SAFE. Qualified banks should examine the applications and accept registrations under the supervision of the SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our British Virgin Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by the SAFE regulations. Failure by such shareholders or beneficial owners to comply with the SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC operating subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC operating subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

In 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and the Company formed a new entity, of which 51% and 49% of equity interests would be owned by BC-TID and the Company, respectively. Beijing Origin contributed the headquarters building in Beijing to the new entity. BC-TID invested a total of RMB 137.7 million (US$20.2 million) as part of the agreement. The transaction has been completed by both Origin and BC-TID and has been approved by the required government officials. With the closing of this transaction in August 2023, BC - TID and Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology) own 51% and 47% of Beijing Origin, respectively. Beijing Origin also transferred all of its ownership of Xinjiang Originbo to Hainan Aoyu during fiscal 2023. The cash amount was used to repay the bank loan of the Company on the headquarters building and provide working capital. As part of the agreement, the Company transferred its seed business of Beijing Origin to Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology) and Hainan Aoyu Biotechnology Limited(Hainan Aoyu), of which the former is the Company’s wholly owned entity in China and latter is the Company’s VIE in China that is registered in 2022 in Hainan Province. In September 2024, Origin Biotechnolgy transferred the rest of it’s shares of Beijing Origin to BC-TID and thus cleared its debt to Beijing Origin.

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

In 2023, we entered into regional joint venture for corn supply chain and Nutrition Enhanced Corn (NEC) grow - by - contract business. The joint venture is Baodao Origin in Henan province. Origin indirectly holds 51% of the joint venture and the remaining equity interest is held by a feed process enterprise. In September 2024, Origin quit the joint venture.

In 2024, to consolidate and streamline its mainland China operations, the Company established Beijing Origin Agriculture Limited (“Origin Agriculture”) as a wholly-owned subsidiary of its VIE, Hainan Aoyu. This entity replaced Beijing Origin as the primary operational entity. Subsequently, Hainan Aoyu’s equity stake in Xinjiang Originbo was transferred to Origin Agriculture. Furthermore, Origin Agriculture established three new seed distribution joint ventures—in Xuzhou, Anhui, and Hubei—each held at 65%. Concurrently, Origin Agriculture acquired a 65% equity interest in Henan Aoyu Zhongye Limited from Origin Biotechnology and other shareholders.

Our principal executive offices are located at Origin R&D Center, Xushuang Road, Songzhuang Town, Tongzhou District. Beijing China 101119, and our telephone number is (86-10) 8958-6206.

B. Business Overview.

Overview

Origin Agritech Limited, along with its subsidiaries, is focused on agricultural biotechnology, operating in the PRC. Our seed research and development activities specialize in crop seed breeding and genetic improvement. Origin believes that it has built a solid capacity for seed breeding technologies, including marker-assisted breeding and doubled haploids gene editing and GMO technologies, which it believes, along with its rich germplasm resources, will allow it to become a significant seed technology company in China.

We built an agricultural biotechnology research center in 2005 and have been leading the development of biotechnology among crop seed companies in China since then. We have established plant genetic engineering technology platforms, including transforming herbicide tolerance, insect resistance, nitrogen utilization efficiency, and drought stress olerance traits into corn inbred lines. Of note, we made significant strides in developing our exclusive herbicide tolerance, insect resistance and phytase products, and recently drought resistant products. In November 2009, our genetically modified phytase corn received the Bio-Safety Certificate from China’s Ministry of Agriculture and Rural Affairs (“MARA”). This was the world’s first genetically modified phytase corn and also the first genetically modified corn seed product in China. The certificate was renewed by MARA in January 2015. We believe we have established a substantial seed product and germplasm pipeline.

Through the subsidiary Xinjiang Origin, the Company held Green Pass status until 2022, which provided the Company with the competitive advantage of introducing new hybrid varieties to the Chinese market under an expedited government approval process.

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

During the third fiscal quarter of 2020, the Company was awarded an RMB 6.5 million (US$0.95 million) grant from MARA for the successful evaluation of the effects of two of its GMO corn traits, GH5112E-117C and G1105E-823. The MARA’s grant program was established to award achievement in agricultural technology innovation and to speed up the technology’s applications in agriculture production. The grant award of Origin’s two GMO traits not only validates the success of our past research efforts but also shows the government’s strong support of GMO research and product development in China.

Recently, the Ministry of Agriculture has taken several steps to encourage the GMO industry. Of primary importance is that passage of a new law with regard to hybrid seed approvals. As a result of the law change, three new corn traits have received biosafety certificate approvals in December of 2021. Overall, the renewed government activity with regards to GM biosafety certificate approvals is very positive after a decades-long pause in biosafety certificates approvals. Also, in December 2021, the Ministry of Agriculture published GMO corn and soybean variety approval procedures and standards which cleared the last regulatory obstruction in China. In June 2022, the Chinese National Crop Variety Approval Committee released two standards that should clear the path for cultivating genetically modified (GM) crops in the country. These are a safety certificate and a variety approval before crops can be commercially cultivated. Of particular importance is the variety approval The Company believes that since variety approval hurdle has been cleared, commercialization of genetically modified crops in China is a real possibility.

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

Intellectual Property

Our intellectual property includes trademarks, patents and purchased technology rights elating to our seed products. Substantially all of the intellectual property has been registered for IP protection in China (or is the subject of a pending application). We believe that our Chinese intellectual property is important to our seed and other businesses and impacts our ability to generate revenues. Other international intellectual property rights that we may have are not significant to our business at this time.

It is common in the seed industry at present that smaller seed companies will slightly modify seed products and pass them off as their own. We believe that the government is increasingly concerned about this as part of its drive to protect the country food supply and is taking a more robust approach to protecting the intellectual property rights of seed producers.

We currently have four Chinese patents registered with the State Intellectual Property Office (“SIPO”) and another two in last stage of review, We also have some patents registered with similar government offices in various countries, also related to our seed products, including one in each in the United States, Brazil and Argentina.

In addition, we currently have twenty-seven Chinese trademarks registered with the Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”).

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

In terms of insect - resistant and herbicide - tolerant transgenic corn, BFL4 - 2, an insect - resistant and herbicide - tolerant transgenic corn developed in cooperation with the Chinese Academy of Agricultural Sciences, it obtained a safety certificate in 2022. At the same time, Origin has integrated the insect - resistant and herbicide - tolerant corn inbred line and completed seed production in Sanya, Hainan in the winter of 2022. In May 2023, it participated in the production experiment of the approved new insect - resistant and herbicide - tolerant transgenic corn varieties organized by the Ministry of Agriculture and Rural Affairs. It is expected the Company will obtain the approval certificates of new transgenic corn varieties in 2026, and introduce these products into market in 2026.

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

There are a handful of companies that have received biosafety certificates for their corn traits in the past 2 years, such as Beijing DaBeiNong Biotechnology Co. Ltd., Yuan Long Ping High-Tech Agriculture Co., Ltd. and Hangzhou Ruifeng Biotechnology Limited, which may become competitors in the future. The Company, however, has entered into an agreement with DaBeiNong to explore the combining of their traits with our germplasm for an enhanced GM corn product. The Company also sees this as a validation of the germplasm (seed bank) owned by the Company and its research capabilities.

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

The multinational seed companies rely heavily on GM seed products in the non-PRC markets. GM seed products have only begun to be accepted in China in 2023. The extent of future acceptance of GM products is not yet determinable, although there are positive regulatory signs. To date, five corn traits have been approved, including phytase corn, and Bt Rice. The limited GM technology approval therefore currently limits their competitive advantage. Should GM seed products become more widely approved by the government and begin to gain broader acceptance in the market, as we expect they will in the future, the large biotech companies will become more serious competitors.

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

Of particular importance is the expansion of the scope of protection for new plant variety rights and the enhancing of protection mechanisms. The seed law extends the scope of protecting the rights to a new variety from propagation to harvest from the unauthorized use of the protected seed. Protected activities have been expanded from production, propagation, and sales to production, propagation, processes supporting propagation, sales offers, marketing, import, export, or storage in support of the above, etc. In this way, protection of the rights to new varieties can be implemented at every stage of the supply chain. The seed law, however, stipulates that if the owner of new variety rights has had a reasonable opportunity to exercise rights over the seed, it may no longer exercise rights over the harvested crops.

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

The most significant development in the hybrid corn seed approval process in China is the introduction of the Corn Seed Green Pass Test System. Origin was one of a few major seed companies in China able to use the national level Corn Seed Green Pass Test System until 2022. Under this system, Origin could introduce to the market our new hybrid varieties with the field tests conducted by us at our own test sites following a protocol developed by the government. This is an important step to accelerate new product introduction to the market.

Seeds developed outside of China must also follow the above procedures before they can be distributed in China.

The ability to process an application for approval is an important element of success, especially in view of the long timeframe associated with obtaining approval after the seed has been developed. Failures and delays in getting the approvals on a timely basis can seriously disrupt the company’s seed production plan. A minimum of six years – three years to obtain approval and three years to develop the first crop of seed for commercial distribution – generally is required to bring a seed to the market after it has been developed. Because of our extensive network of seed-producing farmers, we have consistently been able to bring new products to the market within a short period of time. Other seed companies often take an additional season or more to bring an approved product to the market, which can be a significant disadvantage for other companies.

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

The GMO Regulations govern the research, experiment, production, processing, marketing, import and export of agricultural genetically modified organisms (“GMO”) in China. The GMO Regulations classified agricultural genetically modified organisms, or GMO, into Classes I, II, III and IV according to the extent of their risks to human beings, animals, plants, microorganisms and the ecological environment. The principal difference among the classes is the reporting obligation to the relevant agricultural administration. The testing of agricultural GMO will normally go through three stages; restricted field testing, enlarged field testing and productive testing. Depending on the classification of the GMO, the GMO research entity will have differing levels of reporting obligation to the Ministry of Agriculture and Rural Affairs (“MARA”) prior to the commencement of the testing and when the GMO advances from one testing stage to the next testing stage. After the completion of productive testing, the GMO research entity may make an application to the MARA for a safety certificate of the tested GMO. Our products are generally classified as Class I. As of September 30, 2025, the Company has received safety certificates for its phytase corn products and for its insect-resistant and herbicide-tolerant corn products.

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

Based on the foregoing, we conducted our seed development activities under Hainan Aoyu, a VIE, which is considered a domestic company and not a FIE. Recently, we have restructured our business and formed seed distribution businesses under Origin Biotechnology, the Company’s wholly owned entity in China, and Origin Agriculture, a wholly owned subsidiary of Hainan Aoyu.

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

C. Organizational structure.

Origin Agritech Limited is a holding company, formed in the British Virgin Islands, with no operations of its own. Investors hold ordinary shares in the holding company. We conduct our operations in China primarily through our PRC Operating Companies, of which Hainan Aoyu (and its subsidiaries, Xinjiang Origin and Origin Agriculture) and Baodao Origin (and its subsidiary Shihezi Baodao) are VIE arrangements, and the other companies are either full equity or part equity owned by State Harvest, which is full equity owned by the holding company. The following diagram illustrates our current organizational structure as of September 30, 2025.

Origin Agritech Limited

Structure Chart

The table below lists each of our group companies, their place of incorporation and their percentage of ownership interest as of September 30, 2025:

	Place of incorporation	Percentage
Name	(or establishment)/operation	of ownership

State Harvest BVI	British Virgin Islands	100% equity owned by Origin

OAL SMY Corporation	New Jersey, United States	100% equity owned by Origin

Origin BioScience Limited	British Virgin Islands	100% equity owned by Origin

State Harvest Hong Kong	Hong Kong, PRC	100% equity owned by Origin BioScience Limited

Origin Biotechnology	Beijing, PRC	100% equity owned by State Harvest BVI

Anhui Aoyu	Anhui Province, PRC	50% equity owned by Origin Biotechnology

Hubei Aoyu	Hubei Province, PRC	51% equity owned by Origin Biotechnology

Shandong Aoruixinong	Shandong Province, PRC	51% equity owned by Origin Biotechnology

Hainan Aoyu	Hainan Province, PRC	100% VIE owned by Origin Biotechnology

Aoyu Sanya	Hainan Province, PRC	95% equity owned by Hainna Aoyu

Origin Agriculture	Beijing, PRC	100% equity owned by Hainan Aoyu

Xinjiang Originbo	Xinjiang Province, PRC	70.52% equity owned by Origin Agriculture

Xuzhou Origin (formerly “Xuzhou Aoyu”)	Jiangsu Province, PRC	65% equity owned by Origin Agriculture

Anhui Origin	Anhui Province, PRC	65% equity owned by Origin Agriculture

Hubei Origin	Hubei Province, PRC	65% equity owned by Origin Agriculture

Henan Aoyu	Henan Province, PRC	65% equity owned by Origin Agriculture

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

To gain control over those companies that Origin may not fully own, Origin Biotechnology entered into a stock consignment agreement with shareholders of those companies or, the parent of those entities. These agreements consign all of the rights of ownership of the shares not able to be held directly other than legal title, thus, effectively transferring the control of the shares subject to the agreements. Those rights include the right to manage in all respects the shares held in title by the shareholders that are parties to them, including all shareholder rights to call meetings of shareholders, to submit shareholder proposals, to elect directors, to vote the shares on all matters and to exercise all other rights of a shareholder in respect of the shares consigned. More specifically, the consignment agreements include giving the right to select, replace and increase the number of the directors and supervisors, recommend new directors and supervisory personnel and to exercise management rights, controlling rights and decision-making power over the shares of the subject company.

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

In the event that the consignment agreement is not enforced or is terminated because of a breach by the consignee that is not cured, the right to the underlying stock would be lost and the economic rights would be terminated. However, such a termination would not terminate the separate agreements entered into by Hainan Aoyu to transfer technology from those companies to Origin Biotechnology, so even in the event of a termination of a consignment agreement, the Company would continue to own the applicable PRC entity’s technology and intellectual property through Origin Biotechnology, its wholly owned subsidiary (see Exclusive Master Service Agreement and Business Cooperation Agreement below). Also, the termination of one shareholder’s consignment agreement does not cause the termination of any of other consignment agreement, so it may only result in a reduction in consigned shares under the consignee’s control.

The following is a table of the parties to the consignment agreements of the Company:

		% of Shares
PRC Operating Company	Consigning Owner	Consigned
Hainan Aoyu	Weibin Yan	50.67%
	Gengchen Han	33.00%
	Yubiao Liu	16.00%
	Dezhi Deng	0.33%

Total		100%

Exclusive Master Service Agreement, Business Cooperation Agreements

All of the intellectual property rights of the Company are held by Hainan Aoyu and Origin Agriculture, some of which are pursuant to Exclusive Master Service Agreement, Business Cooperation Agreements and similar arrangements. The BVI holding company, through State Harvest, has the 100% equity interest of Origin Biotechnology. The purpose of these arrangements is to permit better management and licensing of the intellectual property. Under these agreements, Origin Biotechnology and Hainan Aoyu provide technical research and production and distribution services to the other of the Company’s operating companies. These services include support in the research and development of agricultural seeds, analysis of breeding technologies, environment and feasibility suggestions, technical tutorials and breeding field supervision, market analysis and seed promotion, insect prevention and technical education to distributors and farmers. The fees payable under the agreements are variable, depending on differing formulae for different categories of seeds, and are to be charged on the sales of certain seed products in each fiscal year. These agreements are considered intra-company transactions.

D. Property, plant and equipment.

Our principal executive offices are located at Origin R&D Center, Xushuang Road, Songzhuang Town, Tongzhou District, Beijing China 101119. We own or lease manufacturing facilities, laboratories, seed production and other agricultural facilities, office space, warehouses, research stations and breeding centers in other various locations in China. The leased facilities are rented at regular commercial rates, and management believes other facilities are available at competitive rates should it be required to change locations or add facilities.

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

During the fourth quarter fiscal quarter of 2020, the Company was awarded an RMB 6.5 million (US$0.95 million) grant from MARA for the successful evaluation of the effects of two of its GMO corn traits, GH5112E-117C and G1105E-823. The MARA’s grant program was established to award achievement in agricultural technology innovation and to speed up the technology’s applications in agriculture production. The grant award of Origin’s two GMO traits not only validates the success of our past research efforts but also shows the government’s strong support of GMO research and product development in China.

In terms of insect-resistant and herbicide-tolerant transgenic corn, BFL4-2, an insect-resistant and herbicide-tolerant transgenic corn developed in cooperation with the Chinese Academy of Agricultural Sciences, has obtained a safety certificate. At the same time, Origin has integrated the insect-resistant and herbicide-tolerant corn inbred line of the event and completed seed production in Sanya, Hainan in the winter of 2022. In May 2023, it participated in the production experiment for approval of new insect-resistant and herbicide-tolerant transgenic corn varieties organized by the Ministry of Agriculture and Rural Affairs. It is expected to obtain the approval certificates of new transgenic corn varieties in 2026, and introduce them into the market in 2026.

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

Origin, through its subsidiary Hainan Aoyu, in cooperations with China Agricultural University, pioneered establishing the world’s first efficient genetic transformation system for maize induction line Hi3 and published a groundbreaking research article in the prestigious scientific journal Nature, titled “Maize Smart Canopy Architecture Enhances Yield at High Densities” in June 2024. This study is the first to successfully achieve fixed-point improvement of leaf angle in maize inbred lines using maize induction line gene editing technology. This innovative system enables the rapid editing of major maize inbred lines across various genetic backgrounds. By breaking the technical barrier of improving maize inbred lines through gene editing, this method allows for precise enhancements to the shape of maize inbred lines within a single year. Compared with traditional backcrossing and breeding techniques, Hi3 can save 3-4 years of time without the influence of linked genes. The commercialization of Origin’s gene-editing corn is expected to begin in 1-2 years. The use of this gene editing technology, we believe, has broad application and huge commercial development value.

Overall Analysis

Total revenue for the fiscal year ended September 30, 2025 was RMB 91.3 million, decreasing by approximately RMB 22 million (19%) compared to RMB 113.4 million in the prior fiscal year. Overall, the year-over-year decrease in revenues was mainly due to the lower volumes and sales revenue from the improving market for the non-proprietary seed varieties that we offer.

	For the Year Ended September 30,
(Revenue in thousands RMB, except for percentages)	2023	+/-%	2024	+/-%	2025	+/-%
Proprietary seed varieties	44,949	2%	36,548	-19%	25,129	-31.2%
Non-Proprietary seed varieties	48,358	461%	76,833	59%	66,161	-13.9%
Total	93,307	77%	113,381	22%	91,290	-19%

Sales of proprietary seed varieties, which are those carrying our developed traits and intellectual property rights, were RMB 25.12 million decreasing by approximately (-31.2%) for the fiscal year ended September 30, 2025, compared to the previous year. This decline was primarily attributed to increased market competition due to the fact that our proprietary seed varieties have been in commercial circulation for several years without significant trait or characteristic updates. In response, the Company has been allocating additional R&D resources toward improving or adding traits and/or characteristics to our legacy seed products to enhance their competitiveness.

Sales of non-proprietary seed varieties, which are those not having any of the proprietary traits or intellectual property of the Company, decreased by approximately (-13.9%) to RMB 66.16 million for the fiscal year ended September 30, 2025, compared to the previous fiscal year. The decrease in revenue from non-proprietary varieties is primarily attributed to the equipment upgrades and modernization at the Xinjiang factory, which consequently led to a reduction in certain external seed production services. The facility leverages advanced production infrastructure and automated management systems to drive efficiency and output, and as a result supports greater sales volumes and increased sales revenue for the Company in future.

Another important factor is that our non-proprietary seed portfolio strategically focuses on climate-resilient traits, such as drought-tolerant maize, which align with the evolving agricultural requirements in Northwest China. This market alignment also has contributed significantly to our growth in these seed products.

Total operating expenses from continuing operations for the fiscal year ended September 30, 2025 were RMB 64.2 million (US$9 million), compared to the operating expenses of RMB 52.7 million in fiscal year 2024. Selling and marketing expenses for fiscal year 2025 were RMB 7 million (US$0.98 million), compared to fiscal year 2024 when they were RMB 6.3 million. The increase in selling and marketing expenses was mainly due to that the Company’s strategy to increase investment in marketing to boost sales. General and administrative expenses for the fiscal year ended September 30, 2025 were RMB 40.2 million (US$5.7 million), compared to RMB 36 million year-over-year. The increase in general and administrative expenses mainly due to expanding in team size, especially management team. Research and development expenses were RMB 13 million (US$1.8 million) in fiscal year 2025, compared to RMB 10.1 million in fiscal year 2024. The increase in research and development expenses was mainly due to increased research and development investment for new product portfolio.

Net loss for the fiscal year ended September 30, 2025 was RMB 57.96 million (US$8.16 million), compared with net income of RMB 18.7 million in fiscal year 2024. The decrease in net income is mainly from Xinjiang Factory’s decrease in revenue and increase of general and administrative expenses, there was a one off disposal gain in fiscal year 2024.

Net loss attributable to Origin for the fiscal year ended September 30, 2025 was RMB 53.3 million (US$7.5 million), compared to the net income of RMB 20.7 million for the fiscal year ended September 30, 2024

Net loss per share was RMB 7.12 or US$1.0 for the fiscal year 2025, compared with net income per share of RMB 3.2 in fiscal year 2024.

Total assets were RMB 100.7 million (US$14.2 million) for the fiscal year ended September 30, 2025, compared with RMB 131.6 million for the fiscal year ended September 30, 2024. The decrease in total assets is mainly caused by a decrease in advances to suppliers by RMB 44 million, which is caused by the decrease of business volume of Xinjiang factory.

As of September 30, 2025, and 2024, we had approximately RMB 15.9 million (US$2.2 million) and RMB 8.4 million, respectively, in cash and cash equivalents for continuing operations. Total borrowings as of September 30, 2025 and 2024 were RMB 8 million (US$1.1million) and RMB 4.95 million, respectively. The increase in borrowings as of September 30, 2025 was a loan from bank by Xinjiang Originbo. During fiscal year 2025, net cash used in operating activities was RMB 22.9million (US$3.2million), compared with net cash used in operating activities of RMB 15 million for the fiscal year ended September 30, 2024. Net cash used in investing activities was RMB 13.7 million (US$1.9 million) for the fiscal year ended September 30, 2025, compared with net cash used in investing activities of RMB 5.0 million for the fiscal year ended September 30, 2024. Net cash provided by financing activities was RMB 44.3 million (US$6.2 million) for the fiscal year ended September 30, 2025 compared with net cash provided by financing activities of RMB 4.5 million for the fiscal year ended September 30, 2024.

The Company raised US$5.38 million from the sale of 3,859,300 ordinary shares during the fiscal year ended September 30, 2025. The proceeds from the sale of the ordinary shares have been used for working capital, market expansion and facility upgrading. These funds have been mainly using to support the ongoing operations of the Company.

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

Triple Stacked Traits: Stacked triple and quadruple traits of insect resistance and herbicide tolerance genes with different resistance mechanisms have been under intermediate testing. These traits are expected to increase herbicide tolerance and expand the insecticidal spectrum and durability. More than 3,000 events of the stacked traits were screened in a greenhouse environment of Phase 1-Laboratory Research. More events will be generated to meet the high standard of efficacies. In May 2024, the insect-resistant and herbicide-tolerant GMO corn event BBL2-2 was granted a GMO safety certificate by the Chinese Ministry of Agriculture and Rural Affairs, MARA.

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
4.	Production Test: a relatively large-scale test before production and application; and
5.	Obtaining the safety certificate on genetically modified organisms

Key factors affecting our growth, operating results and financial condition

We expect our future growth, operating results and financial condition to be driven and affected by a number of factors and trends including but not limited to:

●	our ability to strategically manage our growth and expansion, organically or through mergers and acquisitions. If we do not manage our growth effectively, our growth may slow down and we may not be able to achieve or maintain profitability;
●	our ability to fit acquisitions and our corporate reorganization into our overall growth strategies to generate sufficient value to justify their cost;
●	our ability to develop new products and new commercial avenues, which dynamically respond to customer and client requirements;
●	our ability to evaluate our business lines and take action to discontinue or add to aspects of our business while addressing cost savings and efficiency measures for the future growth of the company;
●	our ability to partner or joint venture for the creation of more advanced bio-technology products or develop new products;
●	our ability to launch and develop our on-line marketing platform;
●	our ability to continue to license or acquire crop seeds from third party developers and our ability to develop proprietary crop seeds;

●	navigating and addressing future consolidations in the crop seed industry in China that may give rise to new or strengthened competitors;
●	the possibility that the crop seed industry in China may favor genetically modified seeds over hybrid seeds, and our ability to develop and market such products; and
●	responding to the impact of regulation affecting our industry.

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

Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets if it is more likely than not that the related benefit will not be realized. A full valuation allowance has been established against all net deferred tax assets as of September 30, 2023, 2024 and 2025 based on our estimates of recoverability.

Stock-based compensation

We adopted FASB ASC 718-10, to measure our issued share options based on the grant-date fair value of the options and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We used the Black-Scholes Model to value the fair value of the share options.

Results of Operations

Fiscal Year ended September 30, 2025, compared to Fiscal Year ended September 30, 2024

Revenues

For the fiscal year ended September 30, 2025, revenue was RMB 91.3 million (US$12.9million), compared to RMB 113.4 million for the fiscal year ended September 30, 2024. The decrease in revenues was primarily attributed to the equipment upgrades and modernization at the Xinjiang factory, which consequently led to a reduction and halt in external seed production services, and also the decrease of proprietary varieties sales.

Operating expenses

Total operating expenses for the fiscal year ended September 30, 2025 were RMB 64.2 million (US$9 million), compared to the operating expenses of RMB 52.7 million in fiscal year 2024. The increase in operating expenses was mainly from an increase of general and administrative that was caused by the expanding of team size and human resource expenses.

Selling and marketing

Selling and marketing expenses for fiscal year 2025 were RMB 7 million (US$1 million), compared to RMB 6.3 million in fiscal year 2024. Selling and marketing expenses slightly increased as the Company’s strategy to increase investment in marketing campaigns to boost sales and pre-anchor market perception for future product portfolios.

General and administrative

General and administrative expenses from continuing operations primarily consist of salary and compensation, depreciation and amortization, legal fees, professional expenses and other expenses, including travel and other general business expenses and office supplies. General and administrative expenses for the fiscal year ended September 30, 2025, were RMB 40.2 million (US$5.7 million), compared to RMB 36 million a year ago.

Impairment

Impairment of assets for the fiscal year ended September 30, 2025 was RMB 4 million (US$0.6 million) mainly from impairment of inventory seeds.

Research and development

Research and development expenses from continuing operations primarily consist of salary and compensation expenses of personnel engaged in the research and development of our proprietary crop seeds and genetically modified products, travelling expenses, depreciation of plant and equipment, and expenses paid to certain research institutes to carry out research projects on behalf of Origin during the period. Research and development expenses were RMB 13million (US$1.8 million) in fiscal year 2025, compared to RMB 10.1 million in fiscal year 2024.

Income before income taxes

Loss before income taxes for the fiscal year ended September 30, 2025 was RMB 58.3 million (US$8.2 million), compared with net income from continuing operation of RMB 18.7 million in fiscal year 2024.

Interest expense

Interest expense, net was RMB 2.7 million (US$0.4 million) for the fiscal year 2025 compared to RMB 1.5 million a year ago.

Rental income and other non-operating income (expenses), net

The Company did not receive any rental income in fiscal year ended September 30, 2025. The Company incurred other non-operating income of RMB 2.3 million (US$0.3 million) and RMB 57.1 million during the fiscal year ended September 30, 2025 and 2024 respectively.

Net Income

Net Loss for the fiscal year ended September 30, 2025, was RMB 58 million (US$8.2 million), compared to the net income of RMB 18.7 million for the fiscal year ended September 30, 2024.

B. Liquidity and Capital Resources.

As of September 30, 2025, 2024, and 2023 we had approximately RMB 15.9 million (US$2.2 million), RMB 8.4 million and RMB 23.7 million, respectively, in cash and cash equivalents for continuing operations. Our cash and cash equivalents primarily consisted of cash on hand and short-term liquid investments with maturities of three months or less deposited with banks and other financial institutions.

Total borrowings as of September 30, 2025, 2024 and 2023 were RMB 7.95 million, RMB 4.95 and RMB-nil-, respectively. The borrowing as of September 30, 2025, is a loan from bank by Xinjiang Originbo. During fiscal year 2025, net cash used in operating activities was RMB 22.9 million (US$3.2 million), compared with RMB 15 million for the fiscal years ended September 30, 2025 and 2024 respectively. Net cash used in investing activities was RMB 13.7 million (US$1.9 million) for the fiscal year ended September 30, 2025, compared with net cash used in investing activities of RMB5 million for the fiscal years ended September 30, 2024. Net cash provided by financing activities was RMB 44.3 million (US$6.2 million) for the fiscal year ended September 30, 2025, compared with net cash provided by financing activities of RMB 4.5 million for the fiscal years ended September 30, 2024. The Company raised US$5.38 million from the sale of 3,859,300 ordinary shares during the fiscal year ended September 30, 2025. and did not issue any shares during the fiscal year ended September 30, 2024. The proceeds from the sale of the ordinary shares have been using for working capital.

The Company incurred negative net cash in operating activities of RMB 22.9 million and net loss of RMB 58.0 million in the year ended September 30, 2025, has net current liabilities of RMB 83.3 million as of September 30, 2025, accumulated deficit of RMB 634.2 million as of September 30, 2025 and shareholder’s deficit of RMB 61.5 million that raise substantial doubt about its ability to continue as a going concern.

Advances

We provide advances to the seed-growing farmers who grow and supply us with the seeds that we develop and sell and to others that help in the process of our product development and production. Our advances to suppliers totalled RMB 21.5 million as of September 30, 2025, representing 25% of the annual cost of sales. For fiscal year 2024, the advances of RMB 65 million, in which 93.5% of total advances were made to seed-growing farmers, reflecting standard industry payment protocols. See below chart for the breakdown of advanced payments to our various suppliers.

	Amount (in RMB)	Amount (in RMB)	Amount (in RMB)
Accounts	2023	2024	2025	%
Purchase of Seeds	68,800	60,869	17,573	81.7
Others advances	2,608	3,705	2,960	13.8
Research cooperation fee	106	250	977	4.5
Purchase of raw and auxiliary materials	—	175	1	—
Purchase of machinery and equipment	—	77	—	—
Total	71,515	65,076	21,511	100.0%

The payment structure generally follows a three-instalment schedule aligned with the agricultural cycle: 30% between April and May as an initial deposit, another 30% between July and August as a second instalment, and the remaining 40% between September and October of each fiscal year. This payment timeline precedes the harvest period (October to November), after which the procured seeds are delivered and converted into inventory of the Company by December of the following fiscal year. The advance payments made during the 2025 fiscal year are specifically allocated for inventory procurement to support of upcoming operating cycles.

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

Cash Flows

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12 months ended September 30, 2023, 2024 and 2025.

Item	2023	2024	2025	2025
(In thousands)	RMB	RMB	RMB	US$
Net cash used in (provided by) operating activities	5,456	(15,031)	(22,861)	(3,216)

Net cash used in investing activities	(11,224)	(4,972)	(13,723)	(1,932)

Net cash provided by financing activities	22,933	4,498	44,314	6,236

Net (decrease) increase in cash and cash equivalents	6,253	(15,505)	7,730	1,088

Cash and cash equivalents, beginning of year	17,669	23,708	8,375	1,179

Effect of exchange rate changes on cash and cash equivalents	(214)	172	(203)	(29)

Operating activities:

Net cash used in operating activities was RMB 22.9 million (US$2.1 million) during fiscal year 2025, compared with net cash used in operating activities RMB 15 million for the fiscal year ended September 30, 2024. The significantly increased net cash used in operating activities for the fiscal year ended September 30, 2025 was mainly due to decreased sales.

Investing activities:

Net cash used in investing activities was RMB 13.7 million (US$1.9 million) for the fiscal year ended September 30, 2025, compared with net cash used in investing activities of RMB 5 million for the fiscal year ended September 30, 2024. The significantly increased net cash used in investing activities for the fiscal year ended September 30, 2025 was mainly due to updating plant and equipment for improving production.

Financing activities:

Net cash provided by financing activities was RMB 44.3 million (US$6.2 million) for the fiscal year ended September 30, 2025, compared with net cash provided by financing activities of RMB 4.5 million for the fiscal year ended September 30, 2024. The significantly increased net cash provided by financing activities for the fiscal year ended September 30, 2025 was mainly due to issuance of common stock of RMB 38 million to supplement working capital.

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

Substantial doubt about the ability to continue as going concern

The Company recorded net income of RMB 62.7 million, RMB 18.7 million and a net loss RMB 58 million (US$8.2 million) in the years ended September 30, 2023, 2024 and 2025, respectively. Our working capital deficit was RMB 171.7 million, RMB 84.5 million and RMB 83.2 million (US$11.7 million) as of September 30, 2023, 2024 and 2025, respectively. Accumulated deficits were RMB 601.6 million, RMB 580.9 million and RMB 634.2 million (US$89.3 million) as of September 30, 2023, 2024 and 2025, respectively. The Company incurred negative net cash used in operating activities of RMB 5.5 million, RMB15.0 and RMB 22.9 million (US$3.2 million) as of September 30, 2023, 2024 and 2025, respectively. Accumulated shareholder deficits were RMB 81.3 million, RMB 58.6 million and RMB 61.5 million (US$8.7 million) as of September 30, 2023, 2024 and 2025, respectively.

On May 17, 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and the Company created a joint venture entity, which is 51% and 49% owned by BC-TID and the Company, respectively. Based on the agreement, Beijing Origin contributed the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the entity. As of February 1, 2021, BC-TID invested a total of RMB 137.7 million (US$20.2 million) as part of the agreement. The transaction is now completed. The cash received in the transaction was used to repay the bank loan of the Company on the headquarters building and provide working capital. According to the agreement, RMB 137.7 million cash booked as long-term debt was an loan and has been converted to equity for the joint venture namely Beijing Origin when the deal was completed in August 2023. And Beijing Origin has transferred all of its ownership of Xinjiang Originbo to Hainan Aoyu during fiscal 2023. In September 2024, Origin Biotechnology cleared its debt to Beijing Origin by transferring its remaining shares to BC-TID. Following this, in 2025, Hainan Aoyu transferred Xinjiang Originbo to Origin Agriculture, its newly established, wholly-owned Beijing subsidiary.

For the three fiscal years 2023, 2024 and 2025, the Company had raised US$2.77 million, nil and US$5.38 million through equity financing respectively. A total of 320,000, nil and 3,859,300 ordinary shares were issued for these equity financing in 2023, 2024 and 2025, respectively.

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

C. Research and Development, Patents and Licenses, etc.

We focus our research and development efforts on biotechnology, crop breeding and the development of new crop seeds. In November 2001, we established a seed research and development center in Tongzhou, Beijing, which conducts research and development of commercial crop breeding. In September 2005, we established the “Origin Life Science Research Center” in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing and combined with Tongzhou R&D center in April 2023, the principal activities of which include crop gene engineering, molecular marker-assisted breeding, and molecular identification. We established our southern breeding center in Hainan, China in 2002 and started biotechnology center at the same location in 2010.

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

D. Trend Information.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events in the period from October 1, 2024, to September 30, 2025, that were reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions, or that had the trends relating to the current-year increases in expenses and reduction in revenues and profits.

E. Off-balance Sheet Arrangements.

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts or outstanding derivative financial instruments. We do not engage in trading activities involving non-exchange traded contracts.

F. Disclosure of Commitments and Contingencies.

Legal proceeding

Feng Peizhi, a former employee of the Company, requested the Company to provide compensate the employee with the disability allowance of RMB 1.68 million from 2008 to 2023. On September 26, 2024, Beijing Haidian District Labor Arbitration Commission issued its decision in the labor arbitration and supported Feng Peizhi’s request. According to the second trial of the First Intermediate People’s Court of Beijing in June 2025, the Company was required to pay RMB 1.68 million of compensation. The Company had accrued liabilities of RMB 1.68 million in the fiscal year ended September 30, 2024.

Hebei Zhaoyu Breeding Industry Group Co., Ltd. believed that the corn seed Liyu 16 sold by Hubei Aoyu infringed its plant new variety rights of corn seed Liyu 88. In April 2024, the Intermediate People’s Court of Lanzhou City, Gansu Province, judged that Hubei Aoyu had infringed the product, and the Hubei Aoyu was required to pay RMB 3 million of economic losses. Hubei Aoyu has applied for a second trial to the Intellectual Property Court of the Supreme People’s Court in August 2024, and the second trial has not yet been held pronounced, and the Company has accrued liabilities of RMB 3 million.

Contractual obligations

The following table sets forth our contractual obligations as of September 30, 2025:

Contractual obligations (‘000)		Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans	7,950	7,950
Construction in progress	3,284	3,284
Total	11,234	11,234

As of September 30, 2024 and 2025, capital commitments for short-term bank loans were RMB 4.95 million and RMB 7.95 million.

As of September 30, 2024 and 2025, capital commitments for the purchase of construction in progress were RMB 4.92 million and RMB 3.28 million respectively.

G. Safe Harbor.

Except for historical facts and financial data, the information included in Items 5.A through 5.D and 5.F is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in this Item 5.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information regarding our directors and executive officers as of September 30, 2025.

Name	Age	Position
Gengchen Han	70	Chairman of the Board, Director
Shaojiang Chen	61	Independent Director
Changqing Mao	53	Independent Director
Siu Laam Hau	40	Independent Director
Weibin Yan	59	Director, Chief Executive Officer
Chi Kin Cheng	57	Chief Financial Officer

Dr. Gengchen Han is the Chairman of the Board of Origin and was the Chief Executive Officer of Origin from December 3, 2018 to August 20, 2024. He also served, in the past, as the President and the Chief Executive Officer of Origin at various times. Dr. Han was also the Executive Chairman of Beijing Origin and its affiliated companies, a position that he held since founding the business in 1997 until August 2024. Dr. Han was the Co-Chief Executive Officer and Chief Executive Officer of the Company from its inception in 1997 until January 1, 2009 and from August 1, 2011 to April 25, 2016. Dr. Han has more than 40 years of experience in research and development of hybrid seed products, particularly corn seed. From 1982 until 1984, Dr. Han was a lecturer at the Henan Agriculture University. From 1984 to 1987, Dr. Han received his Ph.D. degree in Plant Breeding and Cytogenics from Iowa State University. From 1989 until 1990 he worked for the International Maize and Wheat Improvement Center, or CIMMYT, in Mexico. He worked for Pioneer Hi-bred International from 1990 to 1996; his positions there included Regional Technical Coordinator for Asia/Pacific and Regional Supervisor for China Business.

Dr. Shaojiang Chen became an independent director of Origin in November, 2022. Dr. Chen is currently a professor at the China Agricultural University, Agronomy College, where he has been teaching since 2000. During 2017 to 2022, Dr. Chen also served as the Director at the Maize Breeding Engineering Center of the MOE, and has served as the Vice Director at the National Maize Improvement Center of China. Dr. Chen is widely published on many topics relating to fertilization and corn plant genetics. He also worked on a Sino-German Program at the University of Hohenheim, Germany from 2003 to 2013. Dr. Chen has a BA from Henan Agricultural University in Agronomy, a MSc in Crop Genetics and Breeding from Henan Agricultural University, and a PhD in Crop Genetics and Breeding, from Northeast Agricultural University.

Dr. Changqing Mao joined the Board of Directors of Origin as an independent board member, effective September, 2025. Dr. Changqing Mao has been the Co-Chairman of the Innovation and Entrepreneurship Research Center of China Agricultural University since 2023. Dr.Mao has served as the General Manager of CITIC AgriScience Co., LTD. From 2016 to 2023, the chairman of Yuan Longping Agricultural High-Tech Co., LTD., from 2019 to 2023, and the chairman of CITIC Agricultural Industry Fund Management Co., LTD. from 2016 to 2023, among others. He has successively worked in the Policy System Reform and Legal Affairs Department of the Ministry of Agriculture, Xiangcai Securities, Guosen Securities, CITIC Securities, and other units. Dr. Changqing Mao has a BA from China Agricultural University in Economics, an MBA from Guanghua School of Management, Peking University, and a Doctor of Law degree from Jilin University.

Mr. Siu Laam Hau joined the Board of Directors of Origin as an independent board member, effective September, 2025. Mr. Siu Laam Hau is currently an executive director of Asian Capital Limited. Mr. Hau has over 15 years of experience in corporate finance, corporate advisory services, and auditing. Mr. Hau obtained a degree of Bachelor of Arts with a major in Accountancy and a minor in Corporate Finance from The Hong Kong Polytechnic University in December 2006, and is a member of the Hong Kong Institute of Certified Public Accountants.

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

Mr. Chi Kin Cheng joined Origin in August 2024 and served as a Director (resigned in September 2025) and remains Chief Financial Officer of the Company. Mr. Cheng’s expertise spans multiple industries, including natural resources, property investment, manufacturing, and banking. Mr. Cheng’s most recent roles include Independent Non-Executive Director at Asiasec Properties Limited, Non-Executive Director and former Chairman at Affluent Partners Holdings Limited, Chairman of DeTai Energy Group Limited, and CEO & Executive Director at China Uptown Group Company Limited.

B. Compensation.

The aggregate cash compensation paid to our directors and executive officers as a group was RMB nil (US$nil) for the twelve months ended September 30, 2025. Directors and executives are awarded with equities and stock options, which are stated in the chart found below.

2021 Performance Equity Plan

On April 30, 2021, the Company adopted the 2021 Performance Equity Plan, under which we are able to issue equity awards for up to 1,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company in order to align our employee incentives towards our stock performance. We had outstanding awards for 646,320 ordinary shares under the 2021 Plan as of September 30, 2025, and the ordinary shares available for future grant as of September 30, 2025 is zero.

2024 Performance Equity Plan

On June 30, 2025, the Company adopted the 2024 Performance Equity Plan, under which we are able to issue equity awards for up to 5,000,000 ordinary shares to our directors, officers, employees, individual consultants and advisors. The main purpose of the plan is to provide an existing structure and renewable benefit plan for senior management and directors and others providing services to the company. In addition to current equity awards to the directors and officers, we plan to expand our equity awards to a broader range of employees in order to align our employee incentives towards our stock performance. We had outstanding awards for 1,062,908 ordinary shares under the 2024 Plan at September 30, 2025, and the ordinary shares available for future grant as of September 30, 2025 is 3,937,092.

Those awards held by the directors and officers are listed below.

Ordinary
Shares
Underlying
	Outstanding	Exercise
	Option	Price		Grant Date	Expiration Date
Gengchen Han
	12,000		$7.23/Share	January 3, 2022	January 3, 2027
	12,000		$6.79/Share	May 22, 2023	May 22, 2028
	12,000		$2.15/Share	March 1, 2024	March 1, 2029
	150,000		$2.71/Share	August 9, 2024	August 9, 2029
	150,000		$—	August 9, 2024	June 15, 2044
	75,000		$—	September 11, 2025	June 15, 2044

Shaojiang Chen
	2,000		$6.79/Share	May 22, 2023	May 22, 2028
	2,000		$2.15/Share	March 1, 2024	March 1, 2029
	5,000		$2.71/Share	August 9, 2024	August 9, 2029
	10,000	$	— /Share	August 9, 2024	June 15, 2044
	1,000	$	— /Share	September 11, 2025	June 15, 2044

Weibin Yan	120,000		$2.46/Share	August 21, 2024	August 21, 2029
	120,000		$—	August 21, 2024	June 15, 2044
	60,000		$—	September 11, 2025	June 15, 2044

Chi Kin Cheng	100,000		$2.71/Share	August 9, 2024	August 9, 2029
	50,000		$—	September 11, 2025	June 15, 2044

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

Audit Committee

The members of our Audit Committee are Mr. Siu Laam Hau (chairman), Dr. Shaojiang Chen and Dr. Changqing Mao. Our board of directors has determined that all of our Audit Committee members are independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

The board of directors has determined that each of Mr. Siu Laam Hau and Dr. Changqing Mao has an understanding of Generally Accepted Accounting Principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of Audit Committee functions.

The board of directors believes that Mr. Hau qualifies as an “audit committee financial expert” within the meaning of all applicable rules. The board of directors believes that Mr. Hau has financial expertise because of his educational backgrounds and his extensive experience in financial reporting for private and public companies.

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

Compensation Committee

The members of our Compensation Committee are Dr. Shaojiang Chen (chairman), Dr. Chagnqing Mao and Mr. Siu Laam Hau. The Compensation Committee also administers our equity award plans, including the authority to make and modify awards under each of the 2021 and 2024 Performance Equity Plans. The current charter of the Compensation Committee, which was adopted March 16, 2007, provides that the committee is responsible for:

●	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors, officers and other senior employees;
●	reviewing and determining performance-based awards and compensation for our officers and other employees;
●	reviewing and determining share-based compensation (including the 2021 and 2024 Performance Equity Plans) for our directors, officers, employees and consultants;
●	administering our equity incentive plans (including the 2021 and 2024 Performance Equity Plans) in accordance with the terms thereof; and
●	such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

Nominating Committee

Our Nominating Committee consists of Dr. Changqing Mao (chairman), Dr. Shaojiang Chen and Mr. Siu Laam Hau. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The Nominating Committee will identify, evaluate and recommend candidates to become members of the Board of Directors with the goal of creating a balance of knowledge and experience. The Nominating Committee is not a fully independent committee.

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

Under Rule 5635, a US domestic listed company is required to obtain shareholder approval of equity award plans and issuances of equity securities in excess of certain amounts based on our outstanding ordinary shares when at less than the market price or book value. There are no such mandatory requirements under BVI law. We do not plan to get shareholder approval for changes in or increases of shares in the 2021 Plan, approval of the 2024 Plan, or for any other equity award plan approved by the directors in the future or for issuances of equity securities that exceed 20% of the outstanding ordinary shares of the Company if they are sold at less than the market price or book value.

We have filed documentation with Nasdaq exempting the Company under those provisions of the Nasdaq regulations that BVI law does not require the company to follow.

In June 2023, the Board of Directors adopted a “clawback” policy, compliant with Nasdaq regulations.

D. Employees.

We currently have 97 employees, including management, managers and research and related personnel. All of our employees are located in China.

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

E. Share Ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 30, 2026, by each of our directors and executive officers who beneficially own our ordinary shares, and other principal shareholders.

	Shares Beneficially Owned
	( * )
		Percentage of
	Number	Total
Directors and Executive Officers:
Gengchen Han, Chairman of the Board (1)(2)	1,136,640	9.36%
Shaojiang Chen Director (3)	20,000	** %
Changqing Mao Director	—	** %
Siu Laam Hau Director	—	** %
Weibin Yan, Director and CEO (4)	2,314,400	19.06%
Chi Kin Cheng, CFO (5)	150,000	1.24%
All Officers and Directors (6 persons)	3,521,040	28.74%

5% and Greater Shareholders
Ausgood Lifestyle Company Limited (6)	1,413,100	11.64%

* Beneficial ownership and percentage are determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

** Less than 1%

(1)The business address of each of the individuals is at Origin R&D center, Xushuang Road, Songzhuang Town, Tongzhou District, Beijing 101119, China, unless otherwise noted.
(2)Includes 198,000 shares that may be acquired under stock options held by Dr. Han. The shares reported in the above table includes those held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares.

(3)Includes 9,000 shares that may be acquired under stock options held by Dr. Chen.
(4)Includes 120,000 shares that may be acquired under stock options held by Mr. Yan. The shares reported in the above table includes those held by Mr. Yan through a personal holding company, Agriflag Company Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Mr. Yan will have voting and dispositive authority over all the shares.
(5)Includes 100,000 shares that may be acquired under stock options held by Mr. Cheng.
(6)Excludes 446,200 shares held by Keen Merit Asian Limited, a company under common control with Ausgood Lifestyle Company Limited. If both shareholdings are combined for beneficial ownership purposes, then the principals of the shareholding companies control 15.3% of the issued and outstanding ordinary shares of the company. Mr. Wei Hua Wong has voting and dispositive authority over these shares and the address of the shareholders is Flat 1, 29/F, Block B, One Silversea, 18 Hoi Fai Road, Tai Kok Tsui, Hong Kong.

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

All of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. These persons include: Mr. Gengchen Han, Mr. Shaojiang Chen, Mr. Weibin Yan, Mr. Changqing Mao, Mr. Siu Laam Hau and Mr. Chi Kin Cheng. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these non-US individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Service Agreements

All of the intellectual property rights of the company are held by Origin Biotechnology pursuant to service agreements and other similar arrangements among the company subsidiaries. The material provision of the service agreements are discussed under Item 4.C of this Annual Report.

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

Regulations Relating to Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

In August 2006, six PRC regulatory agencies jointly adopted the M&A Rules, which became effective in September 2006 and were further amended in June 2009. The M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. The M&A Rules require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations. However, according to a notice disclosed by the MOFCOM on its official website on April 9, 2024, an acquisition of a PRC domestic enterprise or a foreign company with substantial PRC operations by a foreign investor will no longer require notification with or approval by MOFCOM>.

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

We believe that we were not a PFIC for the taxable year 2025. However, there can be no assurance that we will not be a PFIC for that taxable year and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2025 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year was not more than twice the value of our cash, cash equivalents, and other assets producing passive income or held for production of passive income. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investments is substantial in comparison with the gross income from our business operations.

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

We have recorded RMB 0.2 million (US$0.03 million) of foreign exchange loss in our net loss for the twelve months ended September 30, 2025, due to fluctuations in the currency exchange rate. The PRC government may further readjust the current rate at which Renminbi - U.S. dollar exchanges are exchanged, as well as re-evaluate its policy of using a fixed-rate regime to a basket of currencies govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

The inflation rate in China averaged 1.6 % from 2015 to the end of 2024. In October 2025, the inflation rate was 0.2%. The producer price index was -2.1% in October 2025 over the year before, according to China’s National Bureau of Statistics. The Company expects inflation to affect food prices as the producer price increase pushes through to consumer prices, causing an increase. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 0.2%, -0.1% and 0.5% the fiscal years ended September 30, 2023, 2024 and 2025, respectively. Sustained or increased inflation in China could have an adverse impact on China’s economy, which could affect our operational costs and demand for our products and services. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially changed during the period covered by this Annual Report.

ITEM 15.   CONTROLS AND PROCEDURES

(a)     Disclosure Controls and Procedures: As of September 30, 2025 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s Chief Executive Officer and the Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. We concluded that the Company’s disclosure controls and procedures as of September 30, 2025 could be improved based on the fact that management identified a material weaknesses which is detailed in the accompanying Item 15(b), Report of Origin’s Management on Internal Control over Financial Reporting.

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

Origin’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2025. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, the management identified a material weakness in the Company’s internal control over financial statement closing process, and as a result, management concluded that the Company’s internal control over financial reporting was not effective as of September 30, 2025.

Management is aware of the following material weakness in internal control over financial reporting:

(a) the lack of sufficient qualified financial reporting and accounting personnel with an appropriate level of expertise to properly address complex accounting issues under U.S. GAAP, and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and Securities and Exchange Commission financial reporting requirements on a timely basis,

(b) the lack of a sufficient number of personnel to effectively have a separation of duties,

(c) the lack of a sufficient number of personnel to be able to timely gather financial and other information and prepare required reports, and

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

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT.

The board of directors believes that Mr. Siu Laam Hau, a member of our Audit Committee, meets the criteria for an “audit committee financial expert” as established by the SEC, and he is an independent director.

Mr. Hau will not be deemed an “expert” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Hau as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of our Audit Committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Hau as an audit committee financial expert does not affect the duties, obligations or liability of any other member of our Audit Committee or board of directors, and Mr. Hau is determined to be independent director.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)   Audit Fees.

The aggregate fees billed for professional services rendered by Enrome LLP in connection with the audit of the consolidated financial statements for the fiscal year ended September 30, 2025, were US$210,000.

(b)   Audit - Related Fees.

The aggregate Related Fees billed for professional services rendered by Enrome LLP for the performance of agreed upon procedures on the financial statements during the years ended September 30, 2024 and 2025 were US$-nil- and US$-nil-.

(c)   Tax Fees.

We did not enter into any engagement during the fiscal years ended September 30, 2023, 2024 or 2025 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(d)   All Other Fees.

No fees were billed in either of the last three fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for the fiscal years ended September 30, 2023, 2024 and 2025.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable. The Company has engaged an accounting firm located in Singapore, which is a member of the PCAOB.

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

4.2

2021 Performance Equity Plan (Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (file no. 333-256186) filed with the Securities and Exchange Commission on May 17, 2021).

4.3

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

4.6	2014 Performance Equity Plan (Incorporated by reference to Exhibit 4.16 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on January 12, 2015).

4.7

Investment Agreement between the Registrant and Longhan Investment Management, Co., Ltd. (Incorporated by reference to Exhibit 4.15 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on June 3, 2019).

4.8*	Description of ordinary shares, as of December 2025.

4.9

Modification to Warrant dated December 20, 2023 to Warrant issued January 4, 2019 (Incorporated by reference to Exhibit 4.18 of our Annual Report 20-F (file no. 000-51576) filed with the Securities and Exchange Commission on February 15, 2024).

4.10

Exclusive Master Service Agreement – Hainan Aoyu – Dated September 19, 2025 (Incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-3, filed with the Securities and Exchange Commission on October 15, 2025).

4.11

Business Cooperation Agreement -Hainan Aoyu – Dated September 19,2025(Incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-3, filed with the Securities and Exchange Commission on October 15, 2025).

4.12

Entrustment Agreement and Power of Attorney – Hainan Aoyu – Dated September 19, 2025 (Incorporated by reference to Exhibit 4.5 of our Registration Statement on Form F-3, filed with the Securities and Exchange Commission on October 15, 2025).

4.13

Exclusive Stock Option Agreement – Hainan Aoyu – Dated September 19, 2025 (Incorporated by reference to Exhibit 4.6 of our Registration Statement on Form F-3, filed with the Securities and Exchange Commission on October 15, 2025).

4.14

Form of Individual Equity Pledge Agreement – Hainan Aoyu – Dated September 19, 2025 (Incorporated by reference to Exhibit 4.7 of our Registration Statement on Form F-3, filed with the Securities and Exchange Commission on October 15, 2025).

4.15

Hainan Aoyu VIE Spouse consent – Dated September 19, 2025 (Incorporated by reference to Exhibit 4.8 of our Registration Statement on Form F-3, filed with the Securities and Exchange Commission on October 15, 2025).

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

15.1*

Consent of Enrome LLP to the incorporation of its report on the Registrant’s consolidated financial statements for fiscal years ended September 30, 2023, 2024 and 2025 into Registrant’s Registration Statements on Form S-8 (#333-202947, #333-256186 and #333-288414) and Form F-3 (#333-277955).

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

** Previously filed with Form 20-F for the fiscal year ended September 30, 2024, with the same exhibit numbers as herein indicated.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: January 30, 2026	ORIGIN AGRITECH LIMITED

/S/ Weibin Yan
	Name:	Weibin Yan
	Title:	Chief Executive Officer

ORIGIN AGRITECH LIMITED

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Origin Agritech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Origin Agritech Limited and its subsidiaries (the “Company”) as of September 30, 2024 and 2025, the related consolidated statements of operations and comprehensive income /(loss), changes in shareholders’ deficit, and cash flows for each of the years ended September 30, 2023,2024 and 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2025, and the results of its operations and its cash flows for each of the years ended September 30, 2023, 2024 and 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has negative operating cashflow of RMB 22.9 million in the year ended September 30, 2025, net loss of RMB 58.0 million in the year ended September 30, 2025, net current liabilities of RMB83.3 million as of September 30, 2025, accumulated deficit of RMB634.2 million as of September 30, 2025 and shareholders’ deficit of RMB 615.2 million as of September 30, 2025 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit of valuation of Receivable from third parties included, but was not limited to, the following procedures:

●	Understanding of controls relating to management’s revenue recognition process;
●	Examining transaction related documents;
●	Confirming revenues and outstanding receivables at the balance sheet date from the customers;
●	Testing collections subsequent to the balance sheet date;

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.

Singapore

January 30, 2026

ORIGIN AGRITECH LIMITED

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2024 AND 2025

(In thousands, except number of share and per share data)

	2024	2025	2025
	RMB’000	RMB’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	8,375	15,875	2,234
Restricted cash	—	27	4
Accounts receivable, net	4,032	3,451	486
Due from related parties, net of allowance for credit loss (note 3)	8,636	10,106	1,422
Advances to suppliers (note 4)	65,076	21,511	3,027
Inventories (note 5)	12,874	14,433	2,031
Other current assets (note 6)	755	673	95
Total current assets	99,748	66,076	9,299
Land use rights, net (note 7)	3,192	—	—
Plant and equipment, net (note 8)	28,301	28,819	4,056
Intangible assets, net (note 9)	—	2,077	292
Right-of-use assets, net (note 10)	321	3,675	517
Total non-current assets	31,814	34,571	4,865
Total assets	131,562	100,647	14,164
LIABILITIES AND EQUITY
Current liabilities:
Borrowings (note 11)	4,950	7,950	1,119
Accounts payable	8,469	12,056	1,697
Due to related parties (note 3)	27,029	25,766	3,626
Contract liabilities	78,694	46,837	6,592
Income tax payable	807	435	61
Lease liabilities- current (note 10)	63	303	43
Other payables and accrued expenses (note 12)	64,271	55,985	7,879
Total current liabilities	184,283	149,332	21,017
Lease liabilities - non-current (note 10)	65	2,341	329
Other long-term liability (note 13)	5,813	10,490	1,476
Total non - current liabilities	5,878	12,831	1,805
Total liabilities	190,161	162,163	22,822

Commitments and contingencies (note 21)
Shareholders’ deficit:
Preferred stock(no par value; 1,000,000 shares authorized, none issued)	—	—	—
Common stock (no par value; 50,000,000 shares authorized, 6,581,630 and 11,939,335 shares issued as of September 30, 2024 and 2025; 6,561,107 and 11,924,349 shares outstanding as of September 30, 2024 and 2025 respectively)	—	—	—
Additional paid-in capital	578,512	638,326	89,835
Accumulated deficit	(580,854)	(634,182)	(89,252)
Treasury stock at cost 20,523 and 14,986 shares as of September 30, 2024 and 2025, respectively)* (note 14)	(6,133)	(4,461)	(628)
Accumulated other comprehensive loss	(22,816)	(23,019)	(3,240)
Total Origin Agritech Limited shareholders’ deficit	(31,291)	(23,336)	(3,285)
Non-controlling interests	(27,308)	(38,180)	(5,373)
Total shareholders’ deficit	(58,599)	(61,516)	(8,658)

Total liabilities and shareholders’ deficit	131,562	100,647	14,164

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 AND 2025

(In thousands, except number of share and per share data)

	2023	2024	2025	2025
	RMB’000	RMB’000	RMB’000	US$’000
Revenues	93,307	113,381	91,290	12,848
Cost of revenues	(76,060)	(97,314)	(84,897)	(11,948)
Gross profit	17,247	16,067	6,393	900
Operating expenses
Selling and marketing	(8,359)	(6,286)	(6,989)	(984)
General and administrative	(14,228)	(35,979)	(40,167)	(5,653)
Research and development	(7,447)	(10,126)	(13,042)	(1,835)
Impairment of assets	(2,204)	(275)	(3,984)	(561)
Total operating expenses, net	(32,238)	(52,666)	(64,182)	(9,033)

Loss from operations	(14,991)	(36,599)	(57,789)	(8,133)
Interest expense, net	(982)	(1,512)	(2,742)	(386)
Impairment of long-term investment	(1,490)	(200)	—	—
Rental income	10,603	—	—	—
Other non-operating income,net	69,691	57,050	2,274	320
Income (loss) before income taxes	62,831	18,739	(58,257)	(8,199)

Income tax (expense) benefits (note 17)	(162)	(61)	293	41
Net income (loss)	62,669	18,678	(57,964)	(8,158)
Less: Net income (loss) attributable to non-controlling interests	7,337	(2,034)	(4,636)	(652)

Net income (loss) attributable to Origin Agritech Limited	55,332	20,712	(53,328)	(7,506)
Other comprehensive income (loss)
Net income (loss)	62,669	18,678	(57,964)	(8,158)
Foreign currency translation difference	(214)	172	(203)	(29)
Comprehensive income (loss)	62,455	18,850	(58,167)	(8,187)
Less: Comprehensive income (loss) income attributable to non-controlling interests	7,337	(2,034)	(4,636)	(652)
Comprehensive income (loss) attributable to Origin Agritech Limited	55,118	20,884	(53,531)	(7,535)

Basic and diluted net income(loss) per share attributable to Origin Agritech Limited (note 18)
Basic	8.45	3.21	(7.12)	(1.00)
Diluted	8.43	3.20	(7.12)	(1.00)
Shares used in computing earnings (loss) per share:
Basic	6,546,153	6,459,189	7,490,671	7,490,671
Diluted	6,562,278	6,465,370	7,490,671	7,490,671

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 AND 2025

(In thousands, except number of share and per share data)

	Shareholders’ deficit attributable to Origin Agritech Limited
					Accumulated
			Additional	Accumulated	Other		Non-	Total
	Common stock		Paid-in	Deficit	Comprehensive	Treasury	Controlling	Shareholders’
	Shares*	Amount	Capital	Unrestricted	Loss	Stock	Interests	Deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of September 30, 2022	5,990,604	—	551,933	(656,898)	(22,774)	(6,133)	(38,770)	(172,642)

Net income for the year	—	—	—	55,332	—	—	7,337	62,669
Capital contribution	—	—	—	—	—	—	10,475	10,475
Exercise of share option	10,503	—	599	—	—	—	—	599
Share-based compensation expense	—	—	1,163	—	—	—	—	1,163
Business disposal	—	—	—	—	—	—	(2,704)	(2,704)
Dividend	—	—	—	—	—	—	(200)	(200)
Issuance of common shares	320,000	—	19,594	—	—	—	—	19,594
Translation adjustments	—	—	—		(214)	—	—	(214)
Balance as of September 30, 2023	6,321,107	—	573,289	(601,566)	(22,988)	(6,133)	(23,862)	(81,260)

Net income for the year	—	—	—	20,712	—	—	(2,034)	18,678
Capital contribution	—	—	—	—	—	—	10	10
Share-based compensation expense	—	—	297	—	—	—	—	297
Dividend	—	—	—	—	—	—	(1,422)	(1,422)
Issuance of common shares	240,000	—	4,926	—	—	—	—	4,926
Translation adjustments	—	—	—	—	172	—	—	172
Balance as of September 30, 2024	6,561,107	—	578,512	(580,854)	(22,816)	(6,133)	(27,308)	(58,599)

Net loss for the year	—	—	—	(53,328)	—	—	(4,636)	(57,964)
Capital contribution	—	—	—	—	—	—	180	180
Sale of treasury stock	5,537	—	(1,507)	—	—	1,672	—	165
Share-based compensation expense	1,498,405	—	23,105	—	—	—	—	23,105
Business disposal	—	—	—	—	—	—	(4,629)	(4,629)
Dividend	—	—	—	—	—	—	(1,087)	(1,087)
Issuance of common shares	3,859,300	—	38,255	—	—	—	—	38,255
Acquisition of non-controlling interests	—	—	(39)	—	—	—	(700)	(739)
Translation adjustments	—	—	—	—	(203)	—	—	(203)
Balance as of September 30, 2025	11,924,349	—	638,326	(634,182)	(23,019)	(4,461)	(38,180)	(61,516)

In US$ @ 7.1055	—	—	89,835	(89,252)	(3,240)	(628)	(5,373)	(8,658)

*  Retrospectively restated for effect of reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 AND 2025

(In thousands)

	Year Ended September 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Operating activities:
Net income (loss)	62,669	18,678	(57,964)	(8,158)
Depreciation and amortization	4,031	2,829	3,202	451
Written off plant and equipment	373	165	339	48
Gain on disposal of right-of-use assets	(651)	—	—	—
Gain on disposal of subsidiaries	(69,529)	—	(281)	(40)
Investment income from long term equity investment	—	(836)	—	—
Gain on disposal of long term equity investment	—	(65,026)	—	—
Allowance for credit loss	—	9,998	—	—
Allowance for credit loss-related parties	500	—	80	11
Recovery on credit loss	(10)	—	(506)	(71)
Impairment on intangible assets	2,204	—	—	—
Impairment on long-term equity investment	1,490	200	—	—
Inventories write off	—	275	3,984	561
Interest expense write back	(20,361)	—	(46)	(6)
Share-based compensation expense	1,163	5,223	23,105	3,252
Accounts receivable	1,654	(3,641)	(132)	(19)
Due from related parties	4,842	11,746	(1,550)	(218)
Advances to suppliers	(51,458)	6,541	42,316	5,955
Inventories	(10,933)	(110)	(6,631)	(933)
Other current assets	(17,476)	1,293	182	26
Accounts payable	2,193	3,533	4,006	564
Due to growers	—	(404)	—	—
Due to related parties	18,856	(15,506)	(4,935)	(695)
Contract liabilities	50,048	(35,872)	(31,598)	(4,447)
Income tax payable	—	34	(649)	(91)
Lease liabilities	(109)	(113)	(1,587)	(223)
Other long-term liabilities	(2,270)	(364)	4,677	658
Other payables and accrued expenses	17,318	46,326	1,127	159
Net cash used in operating activities	(5,456)	(15,031)	(22,861)	(3,216)

ORIGIN AGRITECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD

Investing activities:
Proceeds from other investment	1,000	—	—	—
Proceeds from disposal of plant and equipment and land use right	—	—	463	65
Purchase of plant and equipment	(8,912)	(4,972)	(11,212)	(1,578)
Purchase of land use rights	(3,297)	—	—	—
Purchase of intangible assets	—	—	(2,316)	(326)
Cash in subsidiaries disposed of	(15)	—	(658)	(93)
Net cash used in investing activities	(11,224)	(4,972)	(13,723)	(1,932)

Financing activities:
Proceeds from short-term borrowings	—	4,950	9,950	1,400
Proceeds from exercise of stock options	226	599	—	—
Proceeds from issuance of common stock	19,594	—	38,255	5,384
Proceeds from related parties	—	935	7,132	1,004
Repayment to related parties	(1,587)	(1,506)	(2,592)	(365)
Dividends paid to minority shareholders	(200)	(490)	(1,087)	(153)
Proceeds from capital contribution	4,900	10	180	25
Proceeds from issuance of treasury stocks	—	—	165	23
Acquisition of non-controlling interests	—	—	(739)	(104)
Repayment of short-term borrowings	—	—	(6,950)	(978)
Net cash provided by financing activities	22,933	4,498	44,314	6,236
Net increase (decrease) in cash and cash equivalents	6,253	(15,505)	7,730	1,088
Cash and cash equivalents, beginning of year	17,669	23,708	8,375	1,179
Effect of exchange rate changes on cash and cash equivalents	(214)	172	(203)	(29)
Restricted cash	—	—	(27)	—
Cash and cash equivalents, end of the year	23,708	8,375	15,875	2,238

Supplemental disclosures of cash flow information:
Income taxes paid	41	75	99	14
Interest paid, net of interest capitalized	843	1,021	2,598	366

Supplemental disclosures of non-cash information:
Obtaining right-of-use assets in exchange for lease liabilities	—	—	4,103	577

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

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

As of September 30, 2025, the Company’s subsidiaries and variable interest entities included in continuing operations consisted of the following:

	Date of	Place of	Percentage
	Incorporation	Incorporation	of	Principal
Name	or Establishment	or Establishment	Ownership	Activity
Subsidiaries:
State Harvest Holdings Limited (State Harvest)	October 6, 2004	British Virgin Islands	100%	Investment Holding

OAL SMY Corporation	July 28, 2021	USA	100%	Investment Holding

Origin BioScience Limited (Origin BioScience)	September 10, 2024	British Virgin Islands	100%	Investment Holding

Subsidiary held by Origin BioScience:
State Harvest Holdings Limited (State Harvest Hong Kong)	October 2, 2024	Hong Kong	100%	Nutritional products selling

Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology)	December 1, 2004	People’s Republic of China (“PRC”)	100%	Hybrid seed technology development

Variable interest entities:
Hainan Aoyu Biotechnology Limited (Hainan Aoyu)	March 2, 2022	PRC	100%	Hybrid crop seed development, production and distribution

Subsidiaries held by Hainan Aoyu:

Aoyu (Sanya) Technology Co., Ltd (Aoyu Sanya)	June 6, 2025	PRC	100%	Hybrid crop seed development, production and distribution

Beijing Origin Agriculture Limited (Origin Agriculture)	August 9, 2024	PRC	100%	Hybrid crop seed development, production and distribution

Subsidiarie held by Origin Agriculture:
Xinjiang Originbo Seed Company Limited (note) (Xinjiang Originbo)	July 13, 2011	PRC	70.52%	Hybrid crop seed development, production and distribution

Xuzhou Origin Agriculture Limited ( Xuzhou Agriculture )	September 25, 2018	PRC	65%	Agricultural seed products distribution

Anhui Origin Agriculture Limited (Anhui Agriculture )	August 19, 2025	PRC	65%	Agricultural seed products distribution

Hubei Origin Agriculture Limited (Hubei Agriculture)	July 29, 2025	PRC	65%	Agricultural seed products distribution

Henan Aoyu Zhongye Limited (note (i)) (Henan Aoyu)	July 16, 2018	PRC	51%	Agricultural seed products distribution

Subsidiaries held by Origin Biotechnology:

Shandong Aoruixinong Agricultural Technology Limited (Shandong Aoruixinong)	September 27, 2019	PRC	51%	Agricultural seed products distribution

Hubei Aoyu Zhongye Limited (Hubei Aoyu)	October 22, 2018	PRC	51%	Agricultural seed products distribution

Anhui Aoyu Zhongye Limited (Anhui Aoyu)	July 25, 2018	PRC	50%	Agricultural seed products distribution

Reorganization of State Harvest prior to the share exchange transaction with Chardan China Acquisition Corp. (“Chardan”)

On December 1, 2004, State Harvest established Origin Biotechnology, a wholly-owned foreign enterprise (“WOFE”) under the laws of the PRC with an initial operating period of 21 years. On August 20, 2020, the WOFE business license was renewed to extend the term from September 6, 2024 to long term.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

Under PRC law, foreign entities are not currently permitted to own more than 49% of a seed production company. In order to address those restrictions, the Group’s subsidiary, Origin Biotechnology conducts substantially all of its business through contractual agreements with its variable interest entity (“VIE”), Hainan Aoyu. These agreements are summarized in the following paragraphs.

Contractual arrangements with VIE

Under Chinese law, foreign ownership of businesses engaged in the breeding of new varieties, development, production, marketing, distribution and sale of hybrid food crop seeds is limited to 49% pursuant to the Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry and The Foreign Investment Industrial Guidance Catalogue. Origin Biotechnology, as a foreign invested enterprise, may not directly own more than 49% of any of the PRC Operating Companies. However, Chinese law does not forbid the owner of stock to consign rights associated with the stock, as long as the owner does not transfer title to the stock. To gain control over the PRC Operating Companies, Origin Biotechnology entered into a series of contractual arrangements with shareholders of the VIE.

As a result of these contractual arrangements, the Company’s wholly-owned subsidiary is entitled to substantially all of the economic benefits from the VIE and the VIE’ subsidiaries and are obligated to absorb all of the VIE and the VIE’ subsidiaries expected losses and therefore the Company has determined that it is the ultimate primary beneficiary of the VIE and subsidiaries of the VIE, and has consolidated the financial results of VIE and subsidiaries of the VIE in its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for accounting purposes.

Below is a summary of the currently effective contractual arrangements by and among the Company’s wholly-owned subsidiary Origin Biotechnology, the Company’s VIE Hainan Aoyu and its shareholders (also nominee shareholders).

Equity Pledge Agreement

Pursuant to an equity pledge agreement entered into on September 19, 2025 by and between Origin Biotechnology and then shareholders of Hainan Aoyu, such shareholders of Hainan Aoyu pledged all of their equity interests in Hainan Aoyu to Origin Biotechnology, to guarantee the performance of Hainan Aoyu and, to the extent applicable, such shareholders of Hainan Aoyu, of their obligations under the contractual arrangements of the VIE. If Hainan Aoyu or such shareholders of Hainan Aoyu fail to perform their obligations under the contractual arrangement of the VIE, Origin Biotechnology will be entitled to, among other things, right to sell the pledged shares of Hainan Aoyu via an auction. This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement or the exclusive equity transfer option agreement, as mentioned below, remains in effect or any guaranteed obligation of Hainan Aoyu, or, to the extent applicable, its shareholders, remains outstanding under the VIE contractual arrangements.

Exclusive Equity Transfer Option Agreement

Pursuant to an exclusive equity transfer option agreement entered into on September 19, 2025 by and between Origin Biotechnology and then shareholders of Hainan Aoyu, such shareholders of Hainan Aoyu, exclusively granted Origin Biotechnology or any party appointed by Origin Biotechnology an irrevocable option to purchase all or part of the shares in Hainan Aoyu held by then shareholders of Hainan Aoyu at a price no lower than the lowest price permitted by PRC law. Whether to exercise this option and the timing, methods and frequency of exercising such option are at the full discretion of Origin Biotechnology. The exclusive equity transfer option agreement shall remain valid until all shares in Hainan Aoyu held by the shareholders of Hainan Aoyu, or all irrevocable options to purchase such shares, have been transferred to Origin Biotechnology or its designated person. Origin Biotechnology is entitled to terminate this exclusive equity transfer option agreement if a default occurs due to reasons not related to Origin Biotechnology under this agreement.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

Exclusive Technical Consulting and Service Agreement

Pursuant to an exclusive technical consulting and service agreement entered into on September 19, 2025 by and between Origin Biotechnology and Hainan Aoyu, Hainan Aoyu agreed to appoint Origin Biotechnology as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee which are subject to the adjustment by the Company’s relevant subsidiaries at its sole discretion, for a term of ten years starting from the date thereof. Origin Biotechnology is entitled to terminate or extend the exclusive technical consulting and service agreement at its discretion.

Operation Agreement

Pursuant to an operation agreement entered into on September 19, 2025 by and among Origin Biotechnology, Hainan Aoyu and then shareholders of Hainan Aoyu, such shareholders of Hainan Aoyu agreed that, without written consent of Origin Biotechnology or a party designated by it, Hainan Aoyu shall refrain from conducting any action that may materially or adversely affect its assets, business, personnel, obligations, rights or operation, for a term of ten years starting from the date thereof. Such actions include, among other things, incurrence of debt to a third party, change of directors or senior management, acquisition or disposal of assets or shares, amendment to its articles of association or business scope and other matters. Origin Biotechnology is also entitled to appoint directors and senior management of Hainan Aoyu and instruct Hainan Aoyu on matters pertinent to its daily operation, financial management. Hainan Aoyu is obligated to fully effectuate the appointment or instructions made by Origin Biotechnology in methods consistent with applicable laws and articles of Hainan Aoyu. Origin Biotechnology is entitled to terminate or extend the operation agreement at its discretion.

Power of Attorney

Pursuant to a series of power of attorney issued by shareholders of Hainan Aoyu on September 19, 2025, such shareholders of Hainan Aoyu irrevocably appointed Origin Biotechnology as their attorney-in-fact to act on their behalf on all shareholder matters of Hainan Aoyu and exercise all rights as shareholders of Hainan Aoyu. This power of attorney shall remain valid until the abovementioned operation agreement is terminated or Hainan Aoyu is dissolved, whichever is earlier.

The Equity Pledge Agreement, Exclusive Equity Transfer Option Agreement, Exclusive Technical Consulting and Service Agreement, Operation Agreement and Power of Attorney were amended to reflect the changes of shareholders’ holding in the VIE at their respective dates. No other material terms or conditions of these agreements were changed or altered. The Company is still the ultimate primary beneficiary of Hainan Aoyu for accounting purpose, and the Group continues to consolidate Hainan Aoyu.

Risks in relation to the Variable Interest Entities structure

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

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

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

The following consolidated financial information of the VIE and VIE’ subsidiaries as of September 30, 2024 and 2025 and for the years ended September 30, 2023, 2024 and 2025 was included in the accompanying consolidated financial statements of the Company as follows:

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,415	15,439	2,173
Accounts receivable, net	1,280	203	29
Advances to suppliers	52,714	20,669	2,909
Inventories	1,343	11,151	1,569
Other current assets	276	441	62
Total current assets	57,028	47,903	6,742
Land use rights, net	3,192	—	—
Plant and equipment, net	28,279	26,970	3,796
Equity investments	144,541	155,836	21,932
Intangible assets, net	—	2,077	292
Other assets	—	1,805	254
Total assets	233,040	234,591	33,016
LIABILITIES
Current liabilities
Short-term borrowings	4,950	7,950	1,119
Accounts payable	6,595	8,882	1,250
Due to related parties	9,894	6,003	845
Advances from customers	46,758	33,381	4,698
Other payables and accrued expenses	11,884	19,401	2,730
Total current liabilities	80,081	75,617	10,642
Other long-term liabilities	5,813	10,490	1,476
Total liabilities	85,894	86,107	12,118

As of September 30, 2024 and 2025, consolidated assets of RMB 233 million and RMB 235 million respectively, are collateral for the VIE’s obligations and may not be used to settle the liabilities of the Parent Company.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

	Years ended
	September 30,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Net revenue	53,611	82,356	89,741
Net income (loss)	89,974	(1,554)	(18,817)

No net income (loss) of the VIE and VIE’s subsidiaries are paid to other entities within the Company for the years ended September 30, 2023, 2024 and 2025.

	Years ended
	September 30,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Net cash generated from operating activities	11,691	5,751	20,589
Net cash used in investing activities	(8,912)	(4,972)	(13,065)
Net cash (used in)/generated from financing activities	(1,587)	(1,506)	6,500
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,192	(727)	14,024

No net cash (used in)/generated from financing activities in the VIE and VIE’s subsidiaries are related to other entities within the Company for the years ended September 30, 2023, 2024 and 2025.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and their subsidiaries and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting a significant portion of business in the PRC through the VIEs, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Company to a loss.

There is no VIEs in the Company where any subsidiary has a variable interest but is not the primary beneficiary.

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

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

Liquidity and Going Concern

	2024	2025
	RMB	RMB
The Company incurred net income (loss) of	18,678	(57,964)
The Company incurred negative operating activities of	15,031	22,861
Working capital deficit	84,535	83,256
Accumulated deficit	580,854	634,182
Shareholders’ deficit	58,599	61,516

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company incurred negative operating activities of RMB 22.9 million for the year ended September 30, 2025. Working capital deficit was RMB 83.3 million as of September 30, 2025. Accumulated deficit was RMB 634.2 million as of September 30, 2025. The Company funded these losses dependent upon:

(1)	its ability to obtain external financing; or
(2)	further implement management’s business plan to extend its operations and generate sufficient revenues to meet its obligations.

There are new hybrids completed variety trails and will be in the market this season. Besides the aforementioned cash inflows, the Company is evaluating potential funding alternatives, which may include, but are not limited to licensing it products to its customers, applying for more government grants for research and development activities, pursuing other capital investment from investors and selling certain company assets. During the fiscal year ended September 30, 2025, we sold an aggregate of 3,859,300 shares of the Company’s common stock under an “at the market” arrangement, for gross proceeds of US$5.38 million (RMB 38.26 million) and there was cash dividend to NCI of US$0.15 million (RMB 1.09 million). The Company consistently reviews its working capital requirements.

Despite the Company’s effort to obtain additional funding, there is no assurance that the Company’s plans and actions will be successful. In addition, there can be no assurance that in the event additional sources of funds are needed they will be available on acceptable terms, if at all. The consolidated accompanying financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

Convenience translation into United States dollars

The consolidated financial statements are reported in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2025 of RMB 7.1055 to US $1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash accounts, time certificates of deposit, net of restricted cash and debt securities with a maturities of three months or less when purchased.

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

Inventories

Inventories primarily consist of work in progress raw materials, and finished goods. Inventory costs include the purchase price and other expenditures that are directly attributable to bringing the inventories to their present location and condition. Cost of inventories are computed using the weighted average cost method. Inventories are written down to estimated net realizable value, which considers historical usage, expected demand, anticipated sales price, and other factors. The Company periodically reviews its inventories for excess or slow-moving items and makes provisions as necessary to properly reflect inventory value. Inventory write-downs amounting to RMB 0.28 million and RMB 3.98 million were recognized for the years ended September 30, 2024, and September 30, 2025, respectively.

Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreements on a straight-line basis for the beneficial period, which is 50 years.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

Property and equipment, net

Plant and equipment are recorded at cost less accumulated depreciation and amortization. Maintenance and repairs are charged to expense as incurred. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Categories	Useful life
Plant and building	20-40	years
Construction in progress	-
Machinery, equipment and others	10-15	years
Furniture and office equipment	5-8	years
Motor vehicles	5-10	years

The Company constructs certain of its facilities. In addition to costs under construction contracts, external costs directly related to the construction of such facilities, including duty and tariff, and equipment installation and shipping costs, are capitalized. Depreciation is recorded at the time assets are placed in service. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statements of operations and comprehensive (loss) income.

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statements of operations and comprehensive (loss) income.

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

Intangible assets, net

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

Categories	Useful life
Technology rights for licensed seeds	3‑20	years
Software	5	years

The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment of land use rights was deemed necessary for the years ended September 30, 2025, 2024 and 2023.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

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

As of September 30, 2024 and 2025, the cost of long-term investments had been impaired to RMB-nil -.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

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

The Company adopted ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”).

The Company recognizes revenue when the product are delivered to customers in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Product sales

Revenues from product sales is recognized when the product are delivered to customers for sales. Each customer order is being distinct and separately identifiable from other customer orders as a single performance obligation to deliver the ordered product in exchange for consideration. The transaction price is fixed at contract inception and is not subject to rebates, returns or other variable consideration. As each customer order includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. The Company recognizes revenue at a point in time when the control of product sold has been transferred to customers. The transfer of control is considered complete when the product has been accepted and received by customers. Each product has a standard warrant of eight months to twelve months. The Company offers credit sales to customers with credit period of six months.

In accordance with ASC 606, the Company recognizes product revenues on a gross basis as the Company is a principal because it controls the promised good or service before transferring it to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for fulfilling the promise to provide the product and service. 2) The Company bears the inventory risk. The Company will first indemnify customers for product damages and then request reimbursements from suppliers if the suppliers are determined to be responsible for the damages. 3) The Company has discretion in establishing the prices and control over the entire transaction.

The contract liability balance as of September 30, 2024 was RMB 78 million, and the contract liability balance as of September 30, 2025 was RMB 46 million.

Government subsidies

	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Government subsidies received	1,145	510	5,560
Government subsidies recognized as other income	2,270	364	883

A government subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

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

Allowance for credit loss

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based on the result of this analysis, the Company records recovery for credit loss of RMB (10), an allowance for credit loss of RMB9,998 and recovery for credit loss RMB (506) for the years ended September 30, 2023, 2024, and 2025, respectively.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

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

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

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

Related parties

The Company follows subtopic 850-10 of the FASB ASC for the identification of related parties and disclosure of related party transactions. Pursuant to Section 850-10-20, related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the FV option under the FV Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Recently issued accounting pronouncements

●	In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The new disclosure requirements are effective for the Company’s annual periods beginning June 1, 2027, and interim periods beginning June 1, 2028, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine its impact on the Company’s disclosures.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

●	In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating the ASU to determine its impact on the Company’s disclosures.
●	In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. The Company believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

The Company believes that other recent accounting pronouncement updates will not have a material effect on the Company’s consolidated financial statements.

3.           RELATED PARTY BALANCES AND TRANSACTIONS (In RMB’000)

(1)	Related party relationships

Name of related parties	Relationship
Beijing Shihui(i)	Being owned by close family members of the Company’s Chairman
Linze Origin Seeds Ltd.	Being owned by close family members of the Company’s Chairman
Henan Yingde Agricultural Ltd.	Being owned by close family members of the Company’s Chairman
Beijing Liantaide Biotechnology Co., Ltd.	Being owned by close family members of the Company’s Chairman
Beijing Agrite Co., Ltd.	Being owned by close family members of the Company’s Chairman
Shareholders	Non-controlling shareholders of Hubei Aoyu, Anhui Aoyu, Xuzhou
Shareholders	Agriculture, Shandong Aoruixinong, Henan Aoyu, Hubei Agriculture

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

(1)Due from related parties, net of allowance for credit loss

	2024	2025
	RMB	RMB

Linze Origin Seeds Ltd	45	45
Beijing Shihui	17,060	17,140
Shareholders (i)	2,842	2,535
Beijing Liantaide (ii)	1,186	—
The Company’s Chairman	4,607	—
Companies controlled by the Company’s directors	—	7,570
The Close family of the Company’s Chairman	6	6
Total	25,746	27,296
Allowance for credit loss	17,110	17,190
Due from related parties, net	8,636	10,106

Note (i): As of September 30, 2024 and 2025, the balance of due from shareholders include seed sales amounted RMB 926 and RMB 1,476, and advances for business use amounted RMB 1,514 and RMB 1,060, respectively.

Note (ii): As of September 30, 2024 and 2025, the balance of due from Beijing Liantaide are advances for purchases raw materials amounted RMB 1,186 and RMB -nil-, respectively.

(2)	Due to related parties

	2024	2025
	RMB	RMB

Companies controlled by the Company’s directors (i)	1,680	—
Shareholders (i) (ii)	13,118	12,058
The Company’s Chairman	3,973	6,914
YingDe (i)	8,258	5,870
Beijing Liantaide	—	647
Chief Executive Officer	—	200
The close family of the Company’s Chairman	—	77
	27,029	25,766

Note (i): In the ordinary course of business, the Company purchases raw materials from and sells product to related parties, and related parties also provide cash to fund the Company’s operations.

Note (ii): As of September 30, 2024 and 2025, the balance of due to shareholders include borrowing amounted RMB 6,836 and RMB 6,957, which is unsecured, interest-bearing and repayable on demand, accrued interest amounted RMB 1,140 and RMB 1,293 and advances from shareholders of selling seed amounted RMB 5,142 and RMB 3,807.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

(3)	Transactions with related parties
(a)	Sales to

	Year ended
	September 30,
	2023	2024	2025
	RMB	RMB	RMB
YingDe	6,384	—	540
Shareholders (i)	4,677	2,682	1,604
Beijing Liantaide	—	15	—
	11,061	2,697	2,144

Note(i): RMB 4,677, RMB 2,682 and RMB -nil-, or 5%, 2% and 2% of the Company for the years ended September 30, 2023, 2024 and 2025, respectively, are derived from shareholders and the sales price is market price.

(b)	Purchase from

	Year ended
	September 30,
	2023	2024	2025
	RMB	RMB	RMB
YingDe	162	—	—
Beijing Liantaide	6,334	13,249	3,513
	6,496	13,249	3,513

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

(c)	Borrowing

	Year ended
	September 30,
	2023	2024	2025
	RMB	RMB
Shareholders (i)	3,229	935	174
	3,229	935	174

Note (i) : The borrowing interest rate is from 4.5% to 6% and repayable on demand.

(d)	Interest accrual

	Year ended
	September 30,
	2023	2024	2025
	RMB	RMB	RMB
NCI	468	444	399
	468	444	399

4.           ADVANCES TO SUPPLIERS

	September 30,
	2024	2025
	RMB	RMB
Prepayments for purchasing seed	63,347	19,003
Prepayments for purchasing package	269	654
Prepayments for research and development fee	100	1,127
Prepayments for professional fee	—	347
Others	1,360	380

	65,076	21,511

5.           INVENTORIES

As of September 30, 2024 and 2025, inventories are comprised of work in progress of RMB 5.8 million and RMB 17.2 million, respectively. No inventories have been pledged as collateral for bank loans as of September 30, 2024 and 2025.

Inventories consist of the following:

	September 30,
	2024	2025
	RMB	RMB
Raw materials	160	725
Finished goods	7,164	608
Work in progress	5,825	17,200
Provision	(275)	(4,100)
	12,874	14,433

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

Provision for inventories is as below:

	September 30,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of year	—	—	275
Additions	—	275	3,984
Write-off	—	—	(159)

Balance at end of year	—	275	4,100

6.           OTHER CURRENT ASSETS

	September 30,
	2024	2025
	RMB	RMB
Advances to staff for business use	642	405
Deposits for rental	13	13
Receivable from third parties(i)	3	18
Others	97	237

	755	673

Note (i) : As of September 30, 2024 and 2025, receivable from third party represents that loans to the third-party individual without interest. The Company made allowance for credit loss of RMB 9.3 million and RMB -nil- million for the years ended September 30, 2024 and 2025, respectively, which is due to the third party’s loss of repayment ability

7.           LAND USE RIGHTS, NET

Land use rights, net consist of the following:

	September 30,
	2024	2025
	RMB	RMB
Land use rights	16,781	13,523
Accumulated amortization	(3,285)	(3,219)
Impairment provision	(10,304)	(10,304)
Land use rights, net	3,192	—

Land use rights have been pledged as collateral for bank loans as of September 30, 2024 and 2025 were RMB -nil- and RMB -nil-, respectively.

The amortization expenses for the years ended September 30, 2024 and 2025 were RMB 66 and RMB -nil- respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

8.           PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	September 30,
	2024	2025
	RMB	RMB
Plant and building	100,364	100,328
Machinery, equipment and others	77,377	53,177
Furniture and office equipment	10,737	11,536
Motor vehicles	3,735	3,606
Accumulated depreciation	(64,575)	(50,242)
Accumulated impairment	(110,537)	(100,955)
Construction in progress	11,200	11,369
Plant and equipment, net	28,301	28,819

The depreciation expenses for the years ended September 30, 2024 and 2025 were RMB 2.26 million and RMB 2.21 million respectively. Certain properties and equipment have been pledged as collateral under the bank loan agreement as discussed in Note 11.

As of September 30, 2025, the Company’s construction in progress represents that the corn processing equipment and storage equipment, which are expected to be completed by the end of December 31, 2026.

9.          INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	September 30,
	2024	2025
	RMB	RMB
Technology rights for licensed seeds	72,748	40,100
Software	4,739	2,094
	77,487	42,194
Accumulated amortization	(73,877)	(36,507)
Impairment provision	(3,610)	(3,610)

Acquired intangible assets, net	—	2,077

Amortization expenses for the years ended September 30, 2024 and 2025 were RMB -nil- and RMB 239 respectively.

The Company enters into technology transfer and usage agreements with strategic partners and pays up-front fees for the exclusive rights to certain seed technologies. Technology rights are amortized over an average usage period of 3 to 20 years and are charged to general and administrative expenses.

10.         LEASES

The Group has entered into operating lease agreements for certain offices, which are substantially located in PRC. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	September 30,
	2024	2025
	RMB	RMB
Operating lease right-of-use assets, net	321	3,675
Lease liabilities - current	63	303
Lease liabilities - non-current	65	2,341
Total operating lease liabilities	128	2,644

The components of lease expenses were as follows:

	Year ended
	September 30,
	2024	2025
	RMB	RMB
Lease cost
Amortization of right-of-use assets	113	749
Interest of operating lease liabilities	6	125
Total lease cost	119	874

For the years ended September 30, 2024 and 2025, the short-term lease expenses amounted to RMB 1.0 miliion and RMB 0.09 million, respectively.

	Year ended
	September 30,
	2024	2025
Weighted-average remaining lease term (years)	1.5	7.6
Weighted-average discount rate (% per annum)	4.2%	3.9%

As of September 30, 2025, the Company’s operating lease right of use assets and operating lease liability are RMB 3,675 and RMB 2,644, respectively. The weighted-average remaining lease term is 6.9 years and the weighted-average discount rate is 3.9%.

The following table summarizes the components of lease expense:

Year ending
September 30,
2025
RMB
Operating lease cost	874
Short-term lease cost	91
Total	965

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

As of September 30, 2025, the Company was obligated under the maturity of operating lease liabilities as follows:

Year ended September 30,	RMB
2026	406
2027	389
2028	389
2029	389
2030	389
Thereafter	1,166
Total undiscounted future minimum lease payments	3,128
Less: Amounts representing interest	484
Total present value of operating lease liabilities	2,644

11.         BORROWINGS

Borrowings consisted of the following:

	September 30,
	2024	2025
	RMB	RMB
Borrowing from Agricultural Bank of China under Xinjiang Origin, due on September 22, 2026 with annual interest rate of 3.0%, secured by Xinjiang Origin’s properties and land use right	4,950	4,950
Borrowing from Industrial and Commercial Bank of China under Xinjiang Origin, due on July 25, 2026 with annual interest rate of 3.3%, secured by Xinjiang Origin’s properties and land use right	—	3,000
Short-term borrowings	4,950	7,950

12.         OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,
	2024	2025
	RMB	RMB
Payable for purchase of plant and equipment	1,245	823
Professional fee payable	4,751	5,102
Salaries and bonus payable	12,360	8,863
Accrued interest	398	852
Deferred government subsidies	363	363
Payable for penalty	6,483	5,282
Payable for third party (i)	11,842	18,833
Borrowing from third party (i)	18,624	15,537
Stock issuance and options	8,202	—
Others	3	330
	64,271	55,985

Note (i): As of September 30, 2024, payable and borrowing for third party represents that third party provide cash to fund the Company’s operations, RMB 17.5 million of which belonged to borrowing from Beijing Origin under Origin Biotechnology, due on August 6, 2025 with annual interest rate of 4.6%, secured by the Company’s Chairman. Since the borrowing from Beijing Origin under Origin Biotechnology was overdue, Beijing Origin and Origin Biotechnology were discussing the repayment plan.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

13.         OTHER LONG-TERM LIABILITY

In fiscal year 2025, the Company received government subsidies from the local PRC government for equipment projects of RMB 5.04 million (US$0.71 million). The non-current portion of such government subsidies are recorded as long-term liability, which will be amortized over the estimated useful lives related to the plant and equipment and land use right.

14.         STOCK-BASED COMPENSATION

On May 22, 2023, the Company granted its employees options to purchase 38,000 ordinary shares at the price of US$6.79. On March 1, 2024, the Company granted its employees options to purchase 20,000 ordinary shares at the price of US$2.15. On August 9, 2024, the Company granted its employees options to purchase 390,000 ordinary shares at the price of US$2.71.

All the options have an expiration date that is 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 5 years. 187,000 and 100,000 options under the 2014 Plan, 56,000 and 436,000 options under the 2021 Plan were outstanding as of September 30, 2024 and 2025, respectively.

All the options awards have an exercise price of US$2.15 to US$15.85 and expire 5 to 10 years from the date of grant and vest immediately or over a period of 1 to 10 years.

For the options outstanding at September 30, 2024 and 2025, the weighted average remaining contractual lives are 0.27 and 7.09 years, respectively.

The Company recorded share-based compensation expense for share options of RMB 0.3 million and RMB 23.11 million for the years ended September 30, 2024 and 2025 respectively. As of September 30, 2024 and 2025, there were RMB -nil- and RMB-nil- of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the 2014 Plan.

The Company issued a total of 240,000 restricted shares to its management and employees during the year ended September 30, 2024. The Company issued a total of 1,498,405 restricted shares to its management and employees during the year ended September 30, 2025. The Company recorded share-based compensation expense for restricted shares of RMB 4.93 million and RMB 23.11 million for the years ended September 30, 2024 and 2025, respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

A summary of the stock option activity under the 2009 and 2014 Plans is as follows:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	15	16	17	18	19	20	21	22	23	24	25	26
	January 3,	October 2,	December 22,	January 2,	March 1,	January 2,	January 2,	April 14,	January 3,	May 22,	March 1,	August 9,
Grant date	2017	2017	2017	2018	2018	2019	2020	2021	2022	2023	2024	2024

Outstanding as of September 30, 2022	14,000	—	—	19,000	20,000	36,000	38,000	123,560	40,000	—	—	—
Number of options granted	—	—	—	—	—	—	—	—	—	36,000	—	—
Options exercised	—	—	—	—	(10,503)	—	—	—	—	—	—	—
Options cancelled/expired	(14,000)	—	—	(19,000)	(5,497)	—	—	(14,860)	(2,000)	—	—	—
Outstanding as of September 30, 2023	—	—	—	—	4,000	36,000	38,000	108,700	38,000	36,000	—	—
Number of options granted	—	—	—	—	—	—	—	—	—	—	20,000	—
Options exercised	—	—	—	—	—	—	—	—	—	—	—	—
Options cancelled/expired	—	—	—	—	—	(36,000)	—	(1,700)	—	—	—	—
Outstanding as of September 30, 2024	—	—	—	—	4,000	—	38,000	107,000	38,000	36,000	20,000	—
Number of options granted	—	—	—	—	—	—	—	1,000	—	—	—	390,000
Options exercised	—	—	—	—	—	—	—		—	—	—	—
Options cancelled/expired	—	—	—	—	—	—	(38,000)	(50,000)		(10,000)	—	—
Outstanding as of September 30, 2025	—	—	—	—	4,000	—	—	58,000	38,000	26,000	20,000	390,000
Options vested and exercisable
At September 30, 2023	—	—	—	—	4,000	36,000	38,000	108,700	38,000	36,000	—	—
At September 30, 2024	—	—	—	—	4,000	—	38,000	107,000	38,000	36,000	20,000	—
At September 30, 2025	—	—	—	—	4,000	—	—	58,000	38,000	26,000	20,000	390,000
Weighted average fair value at the grant date (US$)	1.1	7.7	4.4	5.1	5.1	4.0	2.5	12.5	5.4	4.6	2.1	2.4

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche	Tranche
	15	16	17	18	19	20	21	22	23	24	25	26
Exercise price (US$)	20.7	16.5	8	9.1	8.2	5.19	5.3	15.85	7.23	6.79	2.15	2.71
Average risk-free interest rate	1.94%	1.94%	2.26%	2.25%	2.58%	2.49%	1.67%	0.87%	1.37%	3.77%	4.17	3.94%
Expected option life (year)	5	5	5	5	5	5	5	5	5	10	5	10
Volatility rate	63.87%	52.40%	63.20%	64.60%	68.20%	103%	52.60%	109.90%	100.95%	73.64%	96.80	104.82%
Dividend yield	—	—	—	—	—	—	—	—	—	—	—	—

The aggregate intrinsic value as of September 30, 2025, 2024 and 2023 is US$-nil-, US$18, US-nil-, respectively.

15.         SHARE CAPITAL

During the fiscal year ended September 30, 2023, we sold an aggregate of 320,000 shares of the Company’s common stock under an “at the market” arrangement, for gross proceeds of US$2.78 million (RMB 19.96 million).

During the fiscal year ended September 30, 2023, the employees exercised an aggregate of 11,000 shares of stock options. Cash received from options exercised for the years ended September 30, 2023 was US$–nil-.

During the fiscal year ended September 30, 2023, there was capital contribution from NCI of US$1.46 million (RMB 10.48 million).

During the fiscal year ended September 30, 2025, we sold an aggregate of 3,859,300 shares of the Company’s common stock under an “at the market” arrangement, for gross proceeds of US$5.38 million (RMB 38.26 million).

During the fiscal year ended September 30, 2024, there was capital contribution from NCI of US$1,427 (RMB 10,000).

During the fiscal year ended September 30, 2024, there was cash dividend to NCI of US$0.2 million (RMB 1.42 million).

During the fiscal year ended September 30, 2025, there was cash dividend to NCI of US$0.15 million (RMB 1.09 million).

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

During the fiscal year ended September 30, 2024, the Company issued a total of 240,000 restricted shares to its management and employees and recorded share-based compensation expense for restricted shares of RMB 4.93 million.

During the fiscal year ended September 30, 2025, the Company issued a total of 1,498,405 restricted shares to its management and employees and recorded share-based compensation expense for restricted shares of RMB 23.11 million.

During the fiscal year ended September 30, 2025, the Company sold a total of 5,537 treasury stock for RMB 167 million.

16.         RENTAL INCOME

The Company has been renting its headquarters building and manage the property over the years. In May 2020, the Company entered into a lease agreement with BC-TID. and leased the whole building of Beijing Origin located in Changping District, Beijing 102206, China from May 1, 2020 to April 30, 2040. The Company classify the lease as an operating lease and recognize rental income on a straight-line basis. The entity owning this property was divested in 2023, resulting in no further revenue from this asset since 2023. Rental income amounted to RMB 10.6 million, RMB-nil- and RMB-nil- for the years ended September 30, 2023, 2024 and 2025, respectively.

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

The PRC’s statutory income tax rate is 25%.

The Company accounts for income taxes using an asset and liability approach. Accordingly, income tax liabilities include amounts related to uncertain tax positions, including unrecognized tax benefits and any related interest and penalties, for tax years subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2025, the management considered that the Company had no uncertain tax positions affected its consolidated financial position. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for ex0aminations in China are 5 years.

The principal components of the deferred income tax assets are as follows:

	September 30,
	2024	2025
	RMB	RMB
Non-current deferred tax assets:
Net operating loss carry forward	33,358	11,059
Impairment loss	35,215	30,728
Allowance for credit loss	21,360	4,347

Non-current deferred income tax assets	89,933	46,134
Valuation allowances	(89,933)	(46,134)

Net non-current deferred income tax assets	—	—

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

The Company did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2024 and 2025.

A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended
	September 30,
	2024	2025
	%	%
Statutory rate	25	25
Effect of preferential tax treatment	—	—
Change in valuation allowance	(25)	(25)
Over provision in prior year	—	1

Effective income tax rate	—	1

18.         INCOME/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year ended
	September 30,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net income (loss) attributable to Origin Agritech Limited	55,332	20,712	(53,328)

Denominator:
Average common stock outstanding - Basic	6,546,153	6,459,189	7,490,671
Average common stock outstanding - Diluted	6,562,278	6,465,370	7,490,671

Basic and Diluted Per Share Data:
Basic income (loss) per share attributable to Origin Agritech Limited:	8.45	3.21	(7.12)
Diluted income (loss) per share attributable to Origin Agritech Limited:	8.43	3.20	(7.12)

For the years ended September 30, 2025, the effect of the outstanding options was anti-dilutive.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

19.         Divestitures

(a) Beijing Origin Seed Limited (“Beijing Origin”)

In 2019, the Company entered into a Cooperation Framework Agreement with Beijing Changping Technology Innodevelop Group (BC-TID), an entity owned by the government of Changping District of Beijing City. Under this agreement, BC-TID and the Company formed a new entity, of which 51% and 49% of equity interests would be owned by BC-TID and the Company, respectively. Beijing Origin contributed the headquarters building in Beijing and certain of its seed technology assets related to genetically modified seeds to the new entity. As of September 30, 2022, BC-TID has invested a total of RMB 137.7 million ($20.2 million) as part of the agreement. The deal documents have been completed by both Origin and BC-TID and have been approved by government officials. With the closing of this deal in August 2023, BC - TID and Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology) own 51% and 48.27% of Beijing Origin, respectively. Beijing Origin also has transferred all of its ownership of Xinjiang Originbo to Hainan Aoyu during fiscal 2023. The cash amount was used to repay the bank loan of the Company on the headquarters building and provide working capital. As part of the agreement, the Company transferred its seed business of Beijing Origin to Beijing Origin State Harvest Biotechnology Limited (Origin Biotechnology), which is the Company’s wholly owned entity in China.

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

The Company recognized a disposal gain of US$5.67 million (RMB 40.74 million) as a result of the deconsolidating Beijing Origin and US$4.01 million RMB 28.79 million) of the gain is attributable to the 48.27% ownership interest retained in Beijing Origin, respectively, and such gain was recorded in “Other non-operating income (expense),net” in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2023.

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

(b)Henan Baodao Origin Agriculture and Animal Husbandry Co., Ltd. (“Henan Baodao”)

On October 1, 2024, the Company terminated the VIE agreement with Henan Baodao (and its subsidiary Shihezi Baodao Agriculture and Animal Husbandry Technology Co., Ltd.). The Company recognized a disposal gain of RMB 0.28 million as a result of the deconsolidating Henan Baodao, and such gain was recorded in “Other non-operating income (expense), net” in the consolidated statements of operations and comprehensive income (loss) for the year ended September 30, 2025.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

20.         EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB 1.7 million, RMB 1.38 million and RMB 3.8 million for the years ended September 30, 2023, 2024 and 2025, respectively.

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The Company’s wholly foreign owned subsidiary, Origin Biotechnology, however subject to the law applicable to foreign invested enterprises in the PRC, was required annual appropriation of the general reserve fund, no less than 10% of after-tax profit (as determined under PRC GAAP at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. No appropriation has been made for the years ended September 30, 2024 and 2025. On the other hand, the amount set aside as of September 30, 2024 and 2025 were RMB 3,304 and RMB 3,557.

21.         COMMITMENTS AND CONTINGENCIES

Legal proceeding

Feng Peizhi, a former employee of the Company, requested the Company to provide the employee with the disability allowance of RMB 1.68 million from 2008 to 2023. On September 26, 2024, Beijing Haidian District Labor Arbitration Commission issued its decision in the labor arbitration and supported Feng Peizhi’s request. According to the second trial of the First Intermediate People’s Court of Beijing in June 2025, the Company was required to pay RMB 1.68 million of compensation. The Company had accrued liabilities of RMB 1.68 million in the fiscal year ended September 30, 2024.

Hebei Zhaoyu Breeding Industry Group Co., Ltd. believed that the corn seed Liyu 16 sold by Hubei Aoyu infringed its plant new variety rights of corn seed Liyu 88. In April 2024, the Intermediate People’s Court of Lanzhou City, Gansu Province, judged that Hubei Aoyu had infringed the product, and Hubei Aoyu was required to pay RMB 3 million of economic losses. Hubei Aoyu has applied for a second trial to the Intellectual Property Court of the Supreme People’s Court in August 2024, and the second trial has not yet been held, and the Company has accrued liabilities of RMB 3 million.

Contractual obligations

The following table sets forth our contractual obligations as of September 30, 2025:

Contractual obligations (‘000)	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans	7,950	7,950	—	—
Construction in progress	3,284	3,284	—	—
Total	11,234	11,234	—	—

As of September 30, 2024 and 2025, capital commitments for short-term bank loans were RMB 4.95 million and RMB 7.95 million

As of September 30, 2024 and 2025, capital commitments for the purchase of construction in progress were RMB 4.92 million and RMB 3.28 million respectively.

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

22.         OPERATING RISK

Concentrations of customers and risk

During the fiscal year 2025, our top three customers represented approximately 17.8%, 16.3% and 11.8% of total consolidated revenues.

Liquidity risk

We believe our working capital is sufficient to meet our currently budgeted requirements. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the long-term, we intend to rely primarily on cash flow from operations, the sale of equity securities and additional borrowings from banks to meet our anticipated cash needs.

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

23.          CREDIT RISK

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of September 30, 2025, cash and cash equivalents of RMB15.9 million were deposited in financial institutions in the PRC, and each bank account is insured by the PRC government with the maximum limit of RMB0.5 million. To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

24.         SUBSEQUENT EVENTS

The Company evaluated all events and transactions from October 1, 2025 up through January 30, 2026, which is the date that these consolidated financial statements are available to be issued, there was no material subsequent events that require disclosure in these consolidated financial statements except below:

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

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

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

The Company did not pay any dividend for the periods presented. As of September 30, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB 45,457, RMB 46,078 and RMB 84,517 as of September 30, 2023, 2024 and 2025, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEET

	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3,202	113	16
Due from inter-companies	237,293	241,239	33,951
Due from related parties	2,943	4,628	651
Total current assets	243,438	245,980	34,618
Investment in unconsolidated subsidiaries	(256,294)	(262,051)	(36,880)
Total assets	(12,856)	(16,071)	(2,262)
LIABILITIES
Current liabilities
Other payables	18,435	7,265	1,022
Total current liabilities	18,435	7,265	1,022
Total liabilities	18,435	7,265	1,022
Total shareholders’ deficit	(31,291)	(23,336)	(3,284)
Total liabilities and shareholders’ deficit	(12,856)	(16,071)	(2,262)

ORIGIN AGRITECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 and 2025

(In thousands, except number of share, per share data and unless otherwise stated)

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year ended September 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

Revenues	—	—	—	—
Operating expenses
General and administrative	(5,019)	(16,267)	(30,286)	(4,262)
Loss from operations	(5,019)	(16,267)	(30,286)	(4,262)
Equity method income (loss)	60,354	36,984	(23,017)	(3,239)
Interest expense	(3)	(5)	(25)	(4)
income (loss) before income taxes	55,332	20,712	(53,328)	(7,505)
Income tax expense	—	—	—	—

Net income (loss)	55,332	20,712	(53,328)	(7,505)
Other comprehensive loss
Foreign currency translation difference	(214)	172	(203)	(29)
Total comprehensive income (loss)	55,118	20,884	(53,531)	(7,534)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended September 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

Net cash used in operating activities	(19,864)	(20,945)	(41,267)	(5,808)
Net cash provided by financing activities	17,636	20,023	38,381	5,402
Net decrease in cash and cash equivalents	(2,228)	(922)	(2,886)	(406)
Cash and cash equivalents, beginning of year	6,394	3,952	3,202	451
Effect of exchange rate changes on cash and cash equivalents	(214)	172	(203)	(29)
Cash and cash equivalents, end of year	3,952	3,202	113	16

BASIS OF PRESENTATION

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.